Form 20-F
period 2010-12-31
JinkoSolar Holding Co., Ltd.
filed 2011-04-25
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34615

JinkoSolar Holding Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1 Jingke Road Shangrao Economic Development Zone Jiangxi Province, 334100 People’s Republic of China (86-793) 846-9699

(Address of principal executive offices)

Longgen Zhang, Chief Financial Officer

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

Tel: (86-793) 846-9699

Fax: (86-793) 846-1152

E-mail: longgen.zhang@jinkosolar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing four shares, par value US$0.00002 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 95,078,242 shares, par value US$0.00002 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                 Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•

“we,” “us,” “our company,” “our” or “JinkoSolar” refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods, and, in the context of describing our financial results prior to September 2008, also includes the following variable interest entities, or VIEs, which were consolidated for the following relevant periods: (i) Shangrao Yangfan Electronic Materials Co., Ltd., or Yangfan, from June 6, 2006 to September 1, 2008; (ii) Shangrao Tiansheng Semiconductor Materials Co., Ltd., or Tiansheng, from June 6, 2006 to September 30, 2008; (iii) Shanghai Alvagen International Trading Co., Ltd., or Alvagen, from April 29, 2007 to September 1, 2008; and (iv) Shangrao Hexing Enterprise Co., Ltd., or Hexing, from September 3, 2007 to September 30, 2008;

•	“ADRs” refers to the American depositary receipts evidencing our American depositary shares;

•	“ADSs” refers to our American depositary shares;

•

“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards;

•	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC61215:2005 and IEC61730-2:2004 standards;

•	“Euro” or “€” refers to the legal currency of the European Union;

•

“selling shareholders” refers to certain shareholders selling 1,500,000 ADSs representing 6,000,000 ordinary shares of us on the NYSE in the follow-on offering completed on November 10, 2010; We did not receive any of the proceeds from the sale of ADSs by the selling shareholders;

•	“HK$” or “Hong Kong dollar” refers to the legal currency of Hong Kong;

•

“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest; Jiangxi Desun’s financial results were consolidated into our financial statements from June 6, 2006 to July 28, 2008;

•	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;

•	“June 6, 2006” refers to the inception of our business;

•	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;

•	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;

•	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;

•	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•

“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;

•	“UL” refers to the certificate issued by UL DQS Inc. to certify that our quality management system complies with the ISO9001:2000 standard;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;

•	“Wp” refers to watt-peak, a measurement of power output, most often used in relation to photovoltaic solar energy devices;

•	“Xinwei” refers to Shangrao Xinwei Industry Co., Ltd., our PRC subsidiary from July 16, 2007 to December 28, 2007; and

•

“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2009 and 2010.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at the rate of RMB6.6000 to $1.00, the noon buying rate in effect on December 30, 2010 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business— Fluctuations in exchange rates could adversely affect our results of operations.” On April 15, 2011, the noon buying rate was RMB6.5317 to US$1.00.

Consistent with industry practice, we measure our silicon wafer, solar cell and solar module production capacity and production output in MW, representing 1,000,000 watts of power-generating capacity. We believe MW is a more appropriate unit to measure our silicon wafer, solar cell and solar module production capacity and production output compared to number of silicon wafers, solar cells and solar modules, as our silicon wafers, solar cells and solar modules are or will be of different sizes. Furthermore, we manufacture both monocrystalline wafers and multicrystalline wafers, which have different conversion efficiencies. In addition, since the conversion efficiencies of our products have been continuously improving, we believe it is appropriate to assume different conversion efficiency rates of our products for different periods for the purpose of this annual report.

For the period between the completion of our initial public offering to the date of this annual report, we assume an average conversion efficiency rate of 18.0% for solar cells using our monocrystalline wafers. This conversion efficiency is based on the mono-reference cells calibrated by the Fraunhofer Institute for Solar Energy Systems (FhG-ISE) in Freiburg, Germany. Based on this conversion efficiency, we assume that each 125 millimeter, or mm, by 125 mm monocrystalline wafer we produce can generate approximately 2.79 W of power, and that each 156 mm by 156 mm monocrystalline wafer we produce can generate approximately 4.30 W of power. We also assume an average conversion efficiency rate of 16.8% for solar cells using our multicrystalline wafers. This conversion efficiency is estimated based on the multi-reference cells calibrated by FhG-ISE. Based on this conversion efficiency, we assume that each 156 mm by 156 mm multi-crystalline wafer that we produce can generate approximately 4.08 W of power.

For the period between our inception and the completion of our initial public offering, we assumed an average conversion efficiency rate of 16.5% for solar cells using our monocrystalline wafers. This conversion efficiency was estimated based on the data provided by our top three customers for monocrystalline wafers based on our 2008 revenues for monocrystalline wafer sales, which was highly dependent on the solar cell and solar module production processes of these customers. Based on this conversion efficiency, we assumed that each 125 millimeter, or mm, by 125 mm monocrystalline wafer we produced generated approximately 2.45 W of power, and that each 156 mm by 156 mm monocrystalline wafer we produced generated approximately 4.02 W of power. We also assumed an average conversion efficiency rate of 15.0% for solar cells using our multicrystalline wafers. This conversion efficiency was estimated based on the data provided by our top three customers for multicrystalline wafers based on our 2008 revenues for multicrystalline wafer sales and was highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency, we assumed that each 156 mm by 156 mm multicrystalline wafer we produced generated approximately 3.65 W of power.

We completed our initial public offering of 5,835,000 ADSs representing 23,340,000 ordinary shares on May 19, 2010. Our ADSs are listed on NYSE under the symbol “JKS.” On November 10, 2010, we completed a follow-on public offering of 3,500,000 ADSs representing 14,000,000 ordinary shares, of which 2,000,000 ADSs were sold by us and 1,500,000 ADSs were sold by the selling shareholders.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008 and Tiansheng and Hexing were no longer VIEs as of September 30, 2008. As a result, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively.

	For the Period from June 6, 2006 to December 31,	For the Year Ended December 31,
	2006	2007	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:

Revenues	116,234.2	709,152.9	2,183,614.1	1,567,859.6	4,654,854.7	705,281.0
Cost of revenues	(115,770.9)	(621,024.0)	(1,872,088.7)	(1,337,647.5)	(3,297,468.9)	(499,616.5)
Gross profit	463.3	88,128.9	311,525.5	230,212.1	1,357,385.8	205,664.5
Total operating expenses	(1,872.5)	(12,540.3)	(40,271.7)	(107,739.4)	(367,463.5)	(55,676.3)
(Loss)/Income from operations	(1,409.2)	75,588.6	271,253.8	122,472.6	989,922.3	149,988.2
Interest income/(expenses), net	7.0	(321.9)	(6,323.9)	(29,936.8)	(64,268.4)	(9,737.6)
Subsidy income	—	546.8	637.3	8,569.1	15,696.6	2,378.3
Investment (loss)/gain	—	—	(10,165.5)	82.1	60.1	9.1
Exchange loss	(1.1)	(68.0)	(4,979.8)	(2,181.5)	(10,143.4)	(1,536.9)
Other income/(expense), net	33.4	300.0	(490.1)	(1,338.6)	(1,357.9)	(205.7)
Change in fair value of forward contracts	—	—	—	—	98,039.3	14,854.5
Change in fair value of embedded derivatives	—	—	(29,812.7)	(13,599.3)	55.0	8.3
(Loss)/Income before income taxes	(1,369.9)	76,045.5	220,119.1	84,067.6	1,028,003.6	155,758.1
Income tax (expense)/benefit	—	—	(822.3)	1,342.0	(146,130.4)	(22,141.0)
Net (loss)/income	(1,369.9)	76,045.5	219,296.8	85,409.6	881,873.2	133,617.2
Less: Net income attributable to the non-controlling interests	—	—	(576.8)	—	—	—
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.	(1,369.9)	76,045.5	218,720.0	85,409.6	881,873.2	133,617.2
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
Basic	(0.11)	2.19	3.52	(0.73)	11.16	1.69
Diluted	(0.11)	2.19	3.52	(0.73)	10.92	1.65
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS(1)
Basic	(0.44)	8.77	14.10	(2.93)	44.64	6.76
Diluted	(0.44)	8.77	14.10	(2.93)	43.69	6.62
Weighted average ordinary shares outstanding
Basic	12,500,000	34,691,800	50,429,700	50,731,450	74,896,543	74,896,543
Diluted	12,500,000	34,691,800	50,429,700	50,731,450	80,748,080	80,748,080

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2006	2007	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalent	8,508.0	27,242.2	27,323.6	152,479.6	521,204.8	78,970.4
Restricted cash	—	—	9,622.0	72,827.2	416,789.7	63,150.0
Account receivable – a related party	—	—	69,062.1	100.4	100.4	15.2
Accounts receivable – third parties	—	228.4	8,039.5	236,796.6	576,796.4	87,393.4
Advances to suppliers	39,776.5	151,455.7	110,638.3	93,324.1	339,738.1	51,475.5
Inventories	11,376.3	172,134.9	272,030.5	245,192.4	819,514.5	124,168.9
Total current assets	66,174.1	398,470.1	528,980.4	970,650.4	3,194,474.1	484,011.2
Property, plant and equipment, net	9,778.1	57,479.4	352,929.5	741,481.4	1,938,978.2	293,784.6
Land use rights, net	1,810.9	6,962.0	165,509.6	228,377.5	261,858.6	39,675.5
Advances to suppliers to be utilized beyond one year	—	—	187,270.6	230,899.5	234,577.1	35,542.0
Total assets	77,763.1	559,279.8	1,278,020.4	2,242,649.3	5,880,345.8	890,961.5

Accounts payable	844.9	8,721.3	23,985.3	99,932.8	355,011.7	53,789.6
Notes payable	—	—	—	81,643.2	571,522.2	86,594.3
Advance from a related party	49,810.6	92,433.3	—	—	—	—
Advance from third party customers	—	162,001.8	184,749.0	36,777.8	164,956.9	24,993.5
Derivative liabilities	—	—	30,017.4	54.9	—	—
Short-term borrowings from third parties	1,000.0	22,990.0	150,000.0	576,084.0	1,171,776.3	177,541.9
Total current liabilities	66,115.5	310,922.2	481,330.6	946,782.3	2,941,912.9	445,744.4
Long-term borrowings	—	—	—	348,750.0	269,250.0	40.795.5
Total liabilities	66,115.5	372,585.9	485,043.7	1,299,811.8	3,215,143.9	487,143.0

Series A redeemable convertible preferred shares	—	—	157,224.9	189,057.9	—	—
Series B redeemable convertible preferred shares	—	—	245,402.2	287,703.8	—	—
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	5,707.6	175,753.9	390,349.6	466,075.8	2,665,201.9	403,818.5
Non-controlling interests	5,940.1	10,940.1	—	—	—	—
Total liabilities and shareholders’ equity	77,763.1	559,279.8	1,278,020.4	2,242,649.3	5,880,345.8	890,961.5

Exchange Rate Information

We publish our financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

The Renminbi is not freely convertible into foreign currency. Since January 1, 1994, the People’s Bank of China, or the PBOC has set and published daily a base exchange rate with reference primarily to the supply and demand of Renminbi against the U.S. dollar in the market during the prior day. On July 21, 2005, the PBOC announced a reform of its exchange rate system allowing the Renminbi to fluctuate within a narrow and managed band against a basket of foreign currencies.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9192	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6707	6.6678	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5483	6.5743
April (through April 15, 2011)	6.5317	6.5382	6.5310	6.5477

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Our business, financial condition and results of operations are subject to various changing business, competitive, economic, political and social conditions in China and worldwide. In addition to the factors discussed elsewhere in this annual report, the following are some of the important factors that could adversely affect our operating results, financial condition and business prospects, and cause our actual results to differ materially from those projected in any forward-looking statements.

Risks Related to Our Business

We may be adversely affected by volatile market and industry trends, in particular, the demand for our solar power products may decline, which may reduce our revenues and earnings.

We are affected by solar power market and industry trends. In the fourth quarter of 2008 and the first half of 2009, the global solar power industry experienced a significant decline in demand due to decreases in expenditures on solar power systems and the availability of financing for buyers of solar power products as a result of the global economic crisis. Meanwhile, worldwide manufacturing capacity of solar power products increased during the same period. As a result, the prices of solar power products declined significantly. According to Solarbuzz LLC, or Solarbuzz, an independent international solar energy consulting company, the spot prices of polysilicon rose to above $450/kg and then crashed to below $55/kg in 2008 and 2009. The prices of solar power products further declined for the remainder of 2009 primarily due to decreased prices of silicon materials and increased manufacturing capacity. While prices of solar power products have stabilized since 2010, if demand for solar power products declines again and the supply of solar power products continues to grow, the average selling price of our products will be materially and adversely affected.

The demand for solar power products is also influenced by macroeconomic factors such as the supply and prices of other energy sources, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment in alternative energy. If such negative market and industry trends recur in the future, demand for and the prices of our solar power products could decrease and our business and results of operations may be materially and adversely affected.

A significant reduction in or discontinuation of government subsidies and economic incentives for installation of solar energy systems may have a material adverse effect on our results of operations.

Demand for our products substantially depends on government incentives aimed to promote greater use of solar power, such as feed-in-tariffs, rebates, net metering, tax credits and other incentives to distributors, system integrators and manufacturers of solar power products. Countries that provide significant incentives for solar power include Germany, Spain, Japan, the United States, Italy, the Czech Republic, Belgium and China, among others. In many countries that constitute major markets, solar power systems, particularly those for “on-grid” applications, would not be commercially viable without government incentives because the cost of generating electricity from solar power currently exceeds the cost of generating electricity from conventional or non-renewable energy sources.

Several countries in our major markets have reduced subsidies for solar power installation. In February 2011, Germany, from which we generated 24.9% of our revenues for the year ended 2010, announced a reduction of subsidies for solar power by as much as 15% beginning in July 2011 to prevent overinvestment in solar power. In 2010, Italy, from which we generated 24.3% of our revenues for the year ended 2010, also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In Spain, since 2009, continued reductions in the feed-in tariff as a result of its government’s spending cut backs have resulted in a weakened solar market. As we generated 0.2%, 7.5% and 57.5% of our revenues from sales to customers in Germany, Italy, Belgium and Spain, for the years ended December 31, 2008, 2009 and 2010, respectively, any significant reduction in the scope, or discontinuation of, government incentive programs, especially those provided in our target markets or markets where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of the ADSs.

Our failure to successfully execute our business expansion plans could have a material adverse effect on the growth of our sales and earnings.

Our future success depends, to a large extent, on our ability to increase our vertical integration and expand our production capacity. As of December 31, 2010, we had annual silicon wafer, solar cell and solar module production capacity of approximately 600 MW each, and we expect to continue to expand our fully vertically-integrated solar module production capacity to reach 1.5 GW by the end of 2011. If we are unable to do so, or if we fail to achieve satisfactory manufacturing yields at higher production volumes, we will not be able to achieve our goal of becoming a leading vertically-integrated solar power product supplier, attain the desired level of economies of scale in our operations or cut our marginal production cost to the level necessary to effectively maintain our pricing and other competitive advantages. Our expansion has required and will continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and is subject to significant risks and uncertainties, including:

•

in order to finance our production capacity expansion, we may need to continue to significantly increase capital contributions to our operating subsidiaries through bank borrowings or issuances of equity or debt securities, which may not be available on reasonable terms or at all, and which could be dilutive to our existing shareholders. Such capital contributions would also require PRC regulatory approvals in order for the proceeds from such issuances to be remitted to our PRC operating subsidiaries, which approvals may not be granted in a timely manner or at all;

•

we will be required to obtain government approvals, permits or documents of similar nature with respect to any acquisitions or new expansion projects, and we cannot assure you that such approvals, permits or documents will be obtained in a timely manner or at all;

•

we may experience cost overruns, construction delays, equipment problems, including delays in manufacturing equipment deliveries or deliveries of equipment that do not meet our specifications, and other operating difficulties;

•

we are using new equipment and technology for our solar cell and solar module production to lower our unit capital and operating costs, but we cannot assure you that such new equipment and technology will perform as we anticipate;

•

we are using silicon ink and processing technology licensed from a third-party to boost the performance of our solar cells and to lower our unit capital and operating cost, but we cannot assure you that such product and technology will improve the conversion efficiencies of our solar cells as we anticipate;

•	we must attract, retain and motivate sufficient numbers of qualified personnel; and

•	we may not have sufficient management resources to properly oversee our capacity expansion as currently planned.

Any of these or similar difficulties could significantly delay or otherwise constrain our ability to undertake our capacity expansion as currently planned, which in turn would limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability.

We may not be able to obtain sufficient silicon raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

We procure silicon raw materials through a combination of spot market purchases and long-term supply contracts. Currently, we source virgin polysilicon primarily through spot market purchases from various suppliers. We also have one long-term virgin polysilicon supply contract with each of Wuxi Zhongcai Technological Co., Ltd., or Zhongcai Technological, Hoku Materials, Inc., together with its parent company, Hoku Corporation (formerly known as Hoku Scientific, Inc.), or Hoku, Luoyang Zhonggui Hi-Tech Limited Company, No.1 Branch, or Luoyang Zhonggui and a reputable German polysilicon supplier, under which we have agreed to procure an aggregate of 6,672 metric tons of virgin polysilicon from 2009 to 2020. For the years ended December 31, 2008, 2009 and 2010, our five largest suppliers (which for the year 2008 included the VIEs) supplied in the aggregate approximately 81.2%, 54.1% and 47.4%, respectively, of our total silicon purchases by value. Although newly available virgin polysilicon manufacturing capacity has resulted in increased supply of polysilicon, we may experience interruption to our supply of silicon raw materials or late delivery in the future for the following reasons, among others:

•	suppliers under our silicon material supply contracts may delay deliveries for a significant period of time without incurring penalties;

•

as we only began our business operations in June 2006, we generally do not have a long history with our virgin polysilicon suppliers and there can be no assurance that they will be able to meet our production needs consistently or on a timely basis;

•

compared to us, many of our competitors who also purchase virgin polysilicon from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and

•

our supply of silicon raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment. See “— Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.”

Our failure to obtain the required amounts of silicon raw materials in a timely manner and on commercially reasonable terms would increase our manufacturing costs and/or substantially limit our ability to meet our contractual obligations to deliver products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Furthermore, our failure to obtain sufficient silicon raw materials would result in under-utilization of our production facilities and an increase in our marginal production costs. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

The annual prices under our long-term supply contract with Hoku for the first five years are fixed, while the prices for the final four years are subject to renegotiation if spot market prices vary outside of a defined band. If the price of virgin polysilicon continues to decrease in the following five years, or if the degree of spot market price fluctuation for the subsequent four years is insufficient to give rise to renegotiation but spot market prices nevertheless continue to decrease within the benchmark, this price arrangement may cause our cost of silicon raw materials to be greater than that of our competitors who source their supply of silicon raw materials based on floating-price arrangements or spot market purchases. Due to the volatility in the prices of virgin polysilicon, we cannot assure you that the prices under our long-term supply contract with Hoku will be below the spot market price. To the extent we may not be able to fully pass increased costs and expenses on to our customers, our profit margins, results of operations and financial condition may be materially and adversely affected.

In addition, we expect that the prices of virgin polysilicon feedstock may continue to be subject to volatility, making our procurement planning challenging. For example, if we refrain from entering into fixed-price, long-term supply contracts, we may miss opportunities to secure long-term supplies of virgin polysilicon at favorable prices if the price of virgin polysilicon increases significantly in the future. On the other hand, if we enter into more fixed-price, long-term supply contracts, we may not be able to renegotiate or otherwise adjust the purchase prices under such long-term supply contracts if the price declines. In each case, our business, financial condition and results of operations may be materially and adversely affected.

Notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.

We expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our products to a relatively small number of customers. For the years ended December 31, 2007 and 2008, sales to customers that individually exceeded 10% of our revenues accounted for approximately 53.8% and 47.1%, respectively, of our revenues, while for the years ended December 31, 2009 and 2010, no customer generated sales that individually exceeded 10% of our revenues. Our relationships with our key customers have been developed over a short period of time and are generally in their early stages. Our key customers include customers for solar modules as well as buyers of silicon wafers and solar cells. We plan to use an increasing proportion of our silicon wafers and solar cells for our own solar module production as we expand production capacity. As a result, our silicon wafers and solar cells available for sale to key customers may decrease over time or we may eventually cease selling silicon wafers and solar cells to such customers. We cannot assure you that these customers will continue to generate significant revenues for us or that we will be able to maintain these customer relationships. Likewise, we cannot assure you that we will be able to establish and maintain long-term relationships with customers for our solar modules. In addition, the markets for products that many of our major customers sell are characterized by intense competition, and any decline in the businesses of our customers could reduce their purchases of our products. The loss of sales to our major customers could have a material adverse effect on our business, prospects and results of operations.

In addition, although as of the date of this annual report, we have major sales contracts with 12 customers for the sale of more than 500 MW of solar modules in 2011, we may allow our customers flexibility in relation to the volume, timing and pricing of their orders under these contracts on a case-by-case basis. Therefore, the volumes of solar modules actually purchased by customers under these contracts in any given period and the timing and amount of revenues we recognize in such period may not correspond to the terms of these contracts. As a result, the revenues we recognize from sales under these contracts from period to period may vary, and such variance could have a material adverse effect on our results of operations.

We have grown our business through acquisition and may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.

As part of our strategy, our growth is also driven by acquisition. For example, we expanded our product lines into solar cells through our acquisition of Zhejiang Jinko in June 2009, and we may in the future continue to grow our operations through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the solar power industry value chain. Such acquisitions, participation in joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management resources. In particular, our acquisitions may expose us to various risks:

•

There may be unforeseen risks relating to the target’s business and operations or liabilities of the target that were not discovered by us through our legal and business due diligence prior to such acquisition. Such undetected risks and liabilities could have a material adverse effect on our business and results of operations in the future.

•

There is no assurance that we will be able to maintain customer relationships with previous customers of the target, or develop new customer relationships in the future. Loss of our existing customers or failure to establish relationships with new customers could have a material adverse effect on our business and results of operations.

•

Acquisitions will generally divert a significant portion of our management and financial resources from our existing business and the integration of the target’s operations with our existing operations has required, and will continue to require, significant management and financial resources, potentially straining our ability to finance and manage our existing operations.

•

There is no assurance that the expected synergies from any acquisition will actually materialize. If we are not successful in the integration of a target’s operations, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.

The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to remedy the material weaknesses and the significant deficiency in our internal control over financial reporting, we may be unable to timely and accurately record, process and report financial data or comply with disclosure and other reporting obligations.

We are a public company in the United States and subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, requires that we include a management report that assesses the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to the completion of our initial public offering on May 19, 2010, we were a private company with a short operating history and limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of the preparation and external audit of our consolidated financial statements for the years ended December 31, 2008, 2009, and the external review of the financial information for the six months ended June 30, 2010, we and our independent registered public accounting firm identified a number of control deficiencies in our internal control over financial reporting, including two material weaknesses and a significant deficiency, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. See “Item 15. Controls and Procedures — Internal Control over Financial Reporting.”

Material weaknesses and significant deficiency in our internal control over financial reporting could result in a material misstatement of our financial statements that will not be prevented or detected. Following the identification of these material weaknesses and significant deficiency, we have begun taking and/or plan to take actions and measures to significantly improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. However, the implementation of these actions and measures may not be sufficient to address the material weaknesses and significant deficiency in our internal control over financial reporting to provide reasonable assurance that our internal control over financial reporting is effective, and as of December 31, 2010, these material weaknesses and significant deficiency were not fully remediated. In addition, we cannot assure you if or when we will be able to remedy these material weaknesses and significant deficiency or that our independent registered public accounting firm will agree with our assessment. Our failure to remedy these material weaknesses and significant deficiency, identify and address any other material weaknesses or significant deficiencies, and implement new or improved controls successfully in a timely manner could result in inaccuracies in our financial statements and could impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected.

We plan to continue to address and remedy these material weaknesses and significant deficiency in time to meet the deadline for compliance with the requirements of SOX 404. Effective internal control over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud. Our failure to timely achieve and maintain the adequacy of our internal control could result in a loss of investor confidence in the reliability of our reporting processes, which could negatively impact the market price of our ADSs. Moreover, we anticipate that we will incur considerable costs and devote significant management time and other resources to comply with SOX 404 and other requirements of the Sarbanes-Oxley Act of 2002.

We manufacture our products in two locations in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

Our manufacturing facilities for the production of silicon ingots, wafers and solar modules are, and will continue to be, located in Shangrao, Jiangxi Province while our manufacturing facilities for the production of solar cells are located in Haining, Zhejiang Province. As a result, we transport a substantial volume of our silicon wafers from Shangrao to Haining to be processed into solar cells. Our principal manufacturing base for our solar modules is located in Shangrao, and as a result, we need to transport a substantial volume of our solar cells from Haining to Shangrao to be processed into solar modules. The geographical separation of our manufacturing facilities necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Shangrao and Haining. The distance between Shangrao and Haining is approximately 410 kilometers and the two cities are connected by roads and railway. The constant long-distance transportation of a large volume of our silicon wafers and solar cells may expose us to various risks, including (i) increase in transportation costs, (ii) loss of our silicon wafers and/or solar cells as a result of any accidents that may occur in the transportation process; (iii) delays in the transportation of our silicon wafers or solar cells as a result of any severe weather conditions, natural disasters or other conditions adversely affecting road traffic between Haining and Shangrao; and (iv) disruptions to our production of solar cells and solar modules as a result of delays in the transportation of our silicon wafers and solar cells. Any of these risks could have a material adverse effect on our business and results of operations.

Prepayment arrangements to suppliers for the procurement of silicon raw materials and solar cells expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials and solar cells. As of December 31, 2010, we had approximately RMB339.7 million (US$51.5 million) of advances to suppliers, including RMB234.6 million (US$35.5 million) of advances to suppliers to be utilized beyond one year, which consist primarily of prepayments under our long-term virgin polysilicon supply contracts. We may not receive collateral to secure such payments for some of these contracts. Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. See “— Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.” In addition, if the market price of silicon raw materials declines, we may not be able to adjust any historical payment insofar as it relates to a future delivery at a fixed price. To the extent that we are unable to pass these increased costs and expenses to our customers, our business, financial condition and results of operations may be materially and adversely affected.

Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.

We have entered into a long-term supply contract with Hoku, a virgin polysilicon supplier, pursuant to which we have made total prepayments of US$20.0 million as of December 31, 2010. On December 18, 2010, we have entered into a supplementary agreement with Hoku, pursuant to which Hoku will start its monthly delivery of virgin polysilicon to us from July 2011 to June 2020. Hoku is currently in the process of constructing the facility that will produce the virgin polysilicon to be provided to us under this supply contract. While our prepayment is secured by a lien on Hoku’s assets according to the terms of our supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. On December 22, 2009, Hoku issued shares and warrants representing a majority of its shares to Tianwei New Energy Holdings Co., Ltd., or Tianwei, a PRC company engaged in the manufacturing of silicon wafers, solar cells and modules. In addition, pursuant to the arrangement between Hoku and Tianwei, Tianwei has the right to appoint a majority of the directors of Hoku Scientific, thus giving Tianwei control of Hoku. In exchange, Tianwei cancelled US$50 million of indebtedness that Hoku would be obligated to repay to Tianwei under certain polysilicon supply agreements and Tianwei agreed to arrange additional loan financing for Hoku. According to Hoku’s Form 10-Q for the third quarter ended December 31, 2010 filed on February 14, 2011, Hoku revised its estimate of the costs for the planned 4,000 metric ton plant from its original estimate of US$410 million to approximately US$700 million. Hoku expects to incur approximately US$600 million of costs before it can commence operation of the first 2,500 metric tons of production capacity in the second half of 2011 and it expects to raise funds through subsequent debt and/or equity offerings and prepayments from new customer contracts. If Hoku does not receive financing as anticipated, it may need to curtail the construction of its plant. In addition, if Hoku is unable to obtain the required financing, it could raise substantial doubt about Hoku’s ability to continue as a going concern. The inability to continue as a going concern could result in an orderly wind-down of Hoku or other potential restructuring of Hoku. Tianwei has committed to use its reasonable best efforts to assist Hoku, in return of fair compensation for its financial service, in obtaining additional financing that may be required by Hoku to construct and operate its manufacturing facility. We cannot be certain that Hoku will reach an agreement with Tianwei regarding the amount or method of compensation, which could affect Tianwei’s willingness to continue to assist Hoku in obtaining necessary additional financing. If Hoku is not successful in obtaining financing required to complete construction of the manufacturing facility or Hoku loses the assistance of Tianwei in obtaining necessary additional financing, causing Hoku to fail to fulfill its contractual delivery obligations to us, or if Hoku ceases to continue as a going concern, we may have difficulty recovering all or any of the deposits we have paid to Hoku. In any such case, we may be obliged to record provisions for impairment loss for all or part of our prepayments to Hoku, which could have a material adverse effect on our financial condition. As of December 31, 2010, we did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable or estimable. Moreover, because Tianwei is our competitor, Hoku could decide to discontinue supplying, or reduce its supply of, virgin polysilicon to us after the termination of the current contract. If Hoku fails to fulfill its contractual delivery obligations to us on time or at all, we may not be able to procure replacement virgin polysilicon from other suppliers on a timely basis and on commercially reasonable terms and our production may be interrupted, which could have a material adverse effect on our results of operations and financial condition.

Decreases in the price of silicon raw materials and products may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the price of silicon materials and products since the second half of 2008, we recorded inventory provisions of RMB5.2 million, RMB11.4 million and RMB29.6 million (US$4.5 million) for the years ended December 31, 2008, 2009 and 2010, respectively. If the prices of silicon materials and products decrease again, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Increases in electricity costs or a shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. Electricity prices in China have increased in the past few years and are expected to continue to increase in the future. Our average per kilowatt-hour, or kWh, electricity price increased from RMB0.525 in 2007 to RMB0.678 (US$0.103) in 2010. As a result, our electricity costs may become substantially higher than our competitors, which could diminish our competitive advantage and adversely affect our business, financial condition and results of operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. To prevent further disruption in our power supply, the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. have completed the construction of the first stage of an electric power transformation and distribution substation at our manufacturing site. The electric power transformation and distribution substation currently has an annual capacity of 438 million kWh. We plan to construct our own electric power transformation and distribution substation with an annual capacity of approximately 7 million kWH and a gross floor area of approximately 6,667 square meters which we expect to complete by the end of 2011. However, we cannot assure you that there will not be further disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs, shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

The markets for solar products are intensely competitive. As we build up our production capacity and increase our output, we compete with manufacturers of solar products such as Sharp Corporation, Suntech Power Holdings Co., Ltd., or Suntech, Trina Solar Ltd., or Trina, and Yingli Green Energy Holding Co., Ltd., or Yingli Green Energy, in a continuously evolving market. Recently, some downstream manufacturers have also built out or expanded their silicon wafer or solar cell production operations. Some of these competitors are also our customers and suppliers.

Many of our current and potential competitors have a longer operating history, stronger brand recognition, more established relationships with customers, greater financial and other resources, a larger customer base, better access to raw materials and greater economies of scale than we do. Furthermore, many of our competitors are integrated players in the solar industry that engage in the production of virgin polysilicon. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers.

Moreover, due to the growth in demand for solar products, we expect an increase in the number of competitors entering this market over the next few years. The key barriers to entry into our industry at present consist of availability of financing, availability of experienced technicians and executives who are familiar with the industry and the implementation of market access standards. If these barriers disappear or become more easily surmountable, new competitors may successfully enter into our industry, resulting in loss of our market share and increased price competition, which could adversely affect our operating and net margins.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenue and net income to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as solar cells with higher conversion efficiency and larger and thinner silicon wafers and solar cells. Other companies may develop production technologies enabling them to produce silicon wafers, solar cells and solar modules that yield higher conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than crystalline silicon wafers and solar cells, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and materially adversely affect our results of operations.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as by policies adopted by electric utility companies. These regulations and policies often relate to electricity pricing and technical interconnection requirements for customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers may be charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost of solar power and make it less desirable, thereby decreasing the demand for our products, harming our business, prospects, results of operations and financial condition.

In addition, we anticipate that solar power products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection, and metering and related matters. Any new government regulations or utility policies pertaining to solar power products may result in significant additional expenses to the users of solar power products and, as a result, could eventually cause a significant reduction in demand for our products.

We may be subject to significant vacant land fees or even forfeit our land use rights with respect to two pieces of land zoned for residential use.

In January and June 2008, Jiangxi Jinko obtained the land use rights for two parcels of land zoned for residential use in the Shangrao Economic Development Zone with site areas of approximately 102,507 square meters and 133,334 square meters, respectively. Jiangxi Jinko paid an aggregate amount of RMB157.7 million in relation to such land use rights, including land use right fees of RMB151.5 million and relevant taxes and fees of RMB6.2 million. Under the agreement between the local land and resource bureau and Jiangxi Jinko, Jiangxi Jinko was only permitted to develop residential buildings on these two parcels of land and was required to commence its construction and development work no later than August 31, 2008 and December 31, 2008, respectively. While we intend to construct employee dormitories on these two parcels in connection with our capacity expansion plans for our silicon wafer and solar module production, we have not started construction on these parcels of land yet and do not have any concrete plan for construction.

Under the relevant PRC laws and regulations, unless the delay of the construction is caused by force majeure, government actions or any necessary pre-construction work, if Jiangxi Jinko fails to commence construction and development work on these two parcels of land within one year after the respective deadlines, it may be subject to a fine of 20% of the land use right fees, which is up to approximately RMB30.3 million. We may also be subject to liquidated damages for failure to commence construction promptly. If Jiangxi Jinko does not commence construction and development work within two years after the respective deadlines, it may forfeit its land use rights without compensation. Jiangxi Jinko obtained a confirmation letter dated August 16, 2009 issued by the local land and resource bureau, or the local land bureau, in which the local land bureau confirmed that the two parcels of land had not been delivered to Jiangxi Jinko because the pre-construction work had not been finished by the local land bureau, and therefore, Jiangxi Jinko would not be subject to any vacant land fees or liquidated damages due to its failure to commence construction before the above-mentioned deadlines. The letter further confirmed that Jiangxi Jinko’s land use rights for the two parcels of land would not be affected. Recently, the State Council of China and other relevant government departments commenced a new round of nation-wide investigation on idle land and will penalize those who are responsible for leaving land idle. We cannot assure you that such action taken by the government will not have material adverse effect on our right to and use of the above two parcels of land.

Our dependence on a limited number of third-party suppliers for key manufacturing equipment could prevent us from the timely fulfillment of customer orders and successful execution of our expansion plan.

We rely on a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen print machine. For the year ended December 31, 2010, our top three equipment suppliers include Miyamoto Trading Limited, or Miyamoto, GT Solar Incorporated, or GT Solar, and Applied Materials Baccini S.P.A. (currently “Applied Materials Italia S.R.L.”), or Applied Materials. These suppliers have supplied most of our current principal equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion plan. We have entered into contracts with these and other equipment manufacturers to purchase additional equipment from them for our planned expansion of annual solar cell and solar module production capacity.

If we fail to develop or maintain our relationships with these and other equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment or spare parts to us, including due to natural disasters or otherwise fail to supply equipment or spare parts according to our requirements, it will be difficult for us to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, the implementation of our expansion plan may be interrupted and our production could be adversely affected.

We require a significant amount of cash to fund our operations and business expansion; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including payments to suppliers for our polysilicon feedstock. We will also need to raise funds for the expansion of our production capacity and other investing activities, as well as our research and development activities in order to remain competitive. We believe that our current cash will be sufficient to meet our anticipated cash needs for the next 12 months, including for working capital and capital expenditures. However, future acquisitions, expansions, market changes or other developments may cause us to require additional funds. Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the state of global credit markets;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

We do not expect to require customers to make advance payments to us in the future and have begun selling our products on credit terms, which may increase our working capital requirements and expose us to the credit risk of our customers.

Historically, we required customers, including our long-term customers, to make prepayments equivalent to a certain percentage of the contract price before product delivery. However, as the market becomes increasingly competitive, we do not expect to enter into further sales contracts that will require our customers to make prepayments. Commencing in the fourth quarter of 2008, we also began selling our products to some customers on credit terms and allowed them to delay payments of the full purchase price for a certain period of time after delivery of our products. Eliminating advance payment arrangements and starting credit sales to our customers have increased, and may continue to increase our working capital requirements, which may negatively impact our short-term liquidity. Although we have been able to maintain adequate working capital primarily through cash generated from our operating activities, we may not be able to continue to do so in the future and may need to secure additional financing for our working capital requirements. If we fail to secure additional financing on a timely basis or on terms acceptable to us, our financial conditions, results of operations and liquidity may be adversely affected. In addition, we are exposed to the credit risk of customers to which we have made credit sales in the event that any of such customers becomes insolvent or bankrupt or otherwise does not make payments to us on time.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

We commenced export sales in May 2008, when we exported a small portion of our products to Hong Kong. Since then we have increased our sales in export markets. For the year ended December 31, 2010, we generated 65.6% of our revenues from export sales, and 77% of our revenues for the year are denominated in foreign currencies, including U.S. dollars and Euros. We plan to continue to increase sales outside of China and expand our customer base overseas. However, the marketing, distribution and sale of our products in export markets may expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•

increased costs associated with maintaining the ability to understand the local markets and follow their trends, as well as develop and maintain effective marketing and distributing presence in various countries;

•	providing customer services and support in these markets;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	difficulty and cost relating to compliance with the different commercial, environmental and legal requirements of the export markets in which we offer or plan to offer our products and services;

•	failure to obtain or maintain certifications for our products or services in these markets;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements;

•	increased transportation and freight costs;

•	difficulty in employing and retaining sales personnel who are knowledgeable about, and can function effectively in, export markets; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

Our exports to foreign markets, such as Europe and North America, have increased significantly during the last two years, increasing the risk that any unfavorable trade policies in foreign markets could affect the sale of our products. As our manufacturing bases and some of our downstream customers are located in China, we and our customers may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. On September 9, 2010, the United Steel Workers filed a petition with the United States Trade Representative, or USTR, alleging the PRC government has engaged in unfair trade policies and practices with respect to certain domestic industries, including the solar power industry. Subsequently, USTR initiated an investigation under Section 301 of the 1974 Trade Act, which is ongoing as of the date of this annual report. On December 22, 2010, acting on a petition by the USTR, the United States government filed a complaint (the “Complaint”) with the World Trade Organization about subsidies offered by the PRC government to its wind-energy manufacturers, which has not been resolved as of this annual report. On January 7, 2011, U.S. President Barack Obama signed into law the Military Authorization Law, which contains a “Buy American” provision that prohibits the United States Defense Department from purchasing Chinese-made solar panels. We currently sell a small portion of our solar modules directly to U.S. customers. According to Solarbuzz, the U.S. accounted for only 5.3% of the global installed PV generating capacity in 2010. Therefore, we believe sales to the U.S. market account for only a limited portion of our customers’ global sales as well. Accordingly we do not expect the Complaint or the Military Authorization Law to have a material adverse effect on our business. However, there can be no assurance that any government or international trade body will not institute adverse trade policies or remedies against exports from China in the future. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.

We may be subject to non-competition or other similar restrictions or arrangements relating to our business.

We may from time to time enter into non-competition, exclusivity or other restrictions or arrangements of a similar nature as part of our sales agreements with our customers. Such restrictions or arrangements may significantly hinder our ability to sell additional products, or enter into sales agreements with new or existing customers that plan to sell our products, in certain markets. As a result, such restrictions or arrangements may have a material adverse effect on our business, financial condition and results of operation.

Our failure to maintain sufficient collateral under certain pledge contracts for our short-term bank loans may materially and adversely affect our financial condition and results of operations.

As of December 31, 2010, Jiangxi Jinko had short-term bank borrowings of RMB228.0 million (US$34.5 million) with Bank of China, Shangrao Branch, or Shangrao Bank of China and Agricultural Bank of China, Shangrao Branch. These borrowings were secured by certain of our inventory. The net book value of the inventory at the time of the pledge contracts amounted to approximately RMB344.4 million (US$52.2 million). Although the net book value of the inventory as of December 31, 2010 exceeded the amount of the pledge required, we can not assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral, the pledgees will be entitled to require the immediate repayment by us of the outstanding bank loans, otherwise, the pledgees may auction or sell the inventory and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying loan. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

We may be exposed to the credit and performance risks of a third party, which may materially and adversely affect our financial condition.

On June 13, 2009, we entered into a loan agreement, or the Heji Loan Agreement, with Jiangxi Heji Investment Co., Ltd., or Heji Investment, for loans with an aggregate principal amount of up to RMB100 million. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million pursuant to the entrusted loan agreements with Agricultural Bank of China, or the Entrusted Loan Agreements. In connection with the Heji Loan Agreement, we entered into a guarantee agreement, or the Guarantee Agreement, with Jiangxi International Trust Co., Ltd., or JITCL, on May 31, 2009 to guarantee Heji Investment’s repayment obligations to JITCL under a loan agreement, or the JITCL Loan Agreement, pursuant to which JITCL extended a loan to Heji Investment in the principal amount of RMB50 million for a term of three years. None of the Heji Loan Agreement, the Entrusted Loan Agreements, the Guarantee Agreement and the JITCL Loan Agreement requires Heji Investment to apply the proceeds it will receive from our repayment of the entrusted loans to perform its repayment obligations under the JITCL Loan Agreement. If Heji Investment fails to perform its obligations under the JITCL Loan Agreement for any reason or otherwise defaults thereunder, we will become liable for Heji Investment’s obligations under the JITCL Loan Agreement. We cannot assure you that Heji Investment will apply the proceeds of our loan repayment under the Entrusted Loan Agreements to perform its obligations under the JITCL Loan Agreement or otherwise make full repayment thereunder upon maturity. We may not be released from our obligations under the Guarantee Agreement even if we repay in full the entrusted loans. In addition, we may not be released from our repayment obligations under the Entrusted Loan Agreements even if we are asked to fulfill our obligations as guarantor under the Guarantee Agreement. If any of the above occurs, we may be required to perform obligations under both the Entrusted Loan Agreements and the Guarantee Agreement, which would have a materially adverse effect on our financial condition.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2010, we had approximately RMB1,171.8 million (US$177.5 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB269.3 million (US$40.8 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost). On March 31, 2011, we obtained two syndicated loans from a group of PRC banks, with an aggregate principal amount of RMB600 million (US$91.0 million), of which RMB200 million (US$30.3 million) will be used as working capital and another RMB400 million (US$60.6 million) will be used to fund our construction projects.

In the first quarter of 2011, we issued two tranches of RMB-denominated unsecured one-year short-term bonds with an aggregate principal amount of RMB600 million with the PRC National Association of Financial Market Institutional Investors, or NAFMI. The first tranche was issued on January 13, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.28% per annum, and will mature on January 14, 2012. For the first tranche, approximately 83% of the proceeds will be used as working capital and the remaining 17% will be utilized for the prepayment of bank loans of higher interest rates. The second tranche was issued on March 22, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.60% per annum, and will mature on March 23, 2012. For the second tranche, all the proceeds will be used as working capital. This level of debt could have significant consequences on our operations, including:

•

reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations, and limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	potentially increasing the cost of any additional financing.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt.

Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We believe that available credit under existing bank credit facilities, cash on hand and expected operating cash flow, will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditure for the next 12 months. However, we cannot assure you that our business will generate adequate cash flow from operations to support our operations and service our debt obligations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our outstanding debt while continuing to fund our other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment and other obligations under our outstanding debt, which may have a material adverse effect on our operations and financial condition.

Failure to achieve satisfactory production volumes of our products could result in higher unit production costs.

The production of silicon wafers, solar cells, solar modules, silicon ingots and recovered silicon materials involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. From time to time we have experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. This would result in higher marginal production costs and lower than expected output, which could have a material adverse effect on our results of operations.

Our operating results may fluctuate from period to period in the future.

Our results may be affected by factors such as changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations and interruptions in electricity supply and other key production inputs. Our results may also be affected by the general economic conditions and the state of the credit markets both in China and elsewhere in the world, which may affect the demand for our products and the availability of financing. The rapid expansion of virgin polysilicon manufacturing capacity and the falling demand for solar power products including our products resulting from the global economic crisis caused the prices of solar power products including our products to decline in the fourth quarter of 2008 and in 2009. As a consequence, our profit margins were adversely affected in the fourth quarter of 2008 and in 2009. In addition, because demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicate the installation of solar power systems, our operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday during which domestic industrial activity is normally lower than that at other times. Further, in order to become a fully-integrated maker of solar power products, we have rapidly expanded our manufacturing capacities of silicon wafers, solar cells and solar modules over the past few years, and the respective manufacturing capacities of our products in the value chain were not matched until the end of 2010. To fully capture the demand for various types of solar power products, at different times during 2009 and 2010, we sold silicon wafers and solar cells as end-products to certain customers, and also purchased silicon wafers and solar cells as inputs for the manufacturing of solar cells and solar modules, respectively, and sold these solar cells and solar modules as end-products. As a result, compared to a fully-integrated maker of solar power products of comparable size with equal manufacturing capacities for silicon wafers, solar cells and solar modules, our sales and our total revenues were larger and our gross profit margin was lower as we were not able to capture the profit in the entire value chain. In future periods, although we have become a fully vertically-integrated solar product provider, our sales revenues and gross profit margin may continue to vary as we continue to adjust the production and sales of silicon wafers, solar cells and solar modules to capture the market opportunities for different products. In addition, from time to time we may apply for and receive government incentives in the form of subsidy income, and the amount of such subsidy varies from period to period, which may cause our net income and net margin to vary from period to period. We received government subsidies totaling RMB0.6 million, RMB8.6 million and RMB15.7 million (US$2.4 million) for the years ended December 31, 2008, 2009 and 2010, respectively, which included subsidies for our expansion of production scale, technology upgrades and development of export markets. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods. As a result of the foregoing, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Unsatisfactory performance of or defects in our products may cause us to incur additional expenses and warranty costs, damage our reputation and cause our sales to decline.

Our products may contain defects that are not detected until after they are shipped or inspected by our customers. Our silicon wafer sales contracts normally require our customers to conduct inspection before delivery. We may, from time to time, allow those of our silicon wafer customers with good credit to return our silicon wafers within a stipulated period, which normally ranges from seven to 15 working days after delivery, if they find our silicon wafers do not meet the required specifications. Our standard solar cell sales contract requires our customer to notify us within seven days of delivery if such customer finds our solar cells do not meet the specifications stipulated in the sales contract. If our customer notifies us of such defect within the specified time period and provides relevant proof, we will replace those defective solar cells with qualified ones after our confirmation of such defects. Our solar modules are typically sold with a five-year warranty for all defects and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module. As we continue to increase our sales to the major export markets, we may be exposed to increased warranty claims. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. In addition, product defects could cause significant damage to our market reputation and reduce our product sales and market share, and our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products. If we deliver our products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with returns or replacements of our products, our credibility and market reputation could be harmed and our sales and market share may be adversely affected.

Fluctuations in exchange rates could adversely affect our results of operations.

Historically, most of our revenue was denominated in Renminbi. Since 2009, however, as we expanded our product line down stream and commenced manufacturing solar modules, export sales have represented an increasingly significant proportion of our total sales. Our export sales represented 42.8% and 65.6%, respectively, of our total sales for the years ended December 31, 2009 and 2010. As we continue to expand our solar module production capacity, increase our sales of solar modules and expand our business in the U.S. and European markets, we expect export sales will continue to constitute a significant portion of our total sales. For the year ended December 31, 2010, 77% of our revenues were denominated in foreign currencies, including U.S. dollars and Euros. In addition, a portion of our costs and capital expenditures, including purchase of raw materials and equipment from foreign vendors, are denominated in U.S. dollars and Japanese Yen. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. We incurred foreign exchange losses of approximately RMB5.0 million, RMB2.2 million and RMB10.1 million (US$1.5 million), respectively, for the years ended December 31, 2008, 2009 and 2010. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi, Euro and Japanese Yen, may affect our gross and net profit margins and could result in foreign exchange and operating losses.

Our financial statements are expressed in Renminbi and the functional currency of our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, is also Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, any appreciation of Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares and ADSs or for other business purposes, including foreign debt service, a decline in the value of Renminbi against the U.S. dollar would reduce the U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

        Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the PBOC. On July 21, 2005, in a reversal of a long-standing policy, the PRC government announced that the Renminbi would be permitted to fluctuate within a narrow and managed band against a basket of specified foreign currencies. Since this announcement, the value of the Renminbi has been fluctuating. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, this appreciation halted and the Renminbi traded within a narrow band against the U.S. dollar until June 2010, remaining within 1% of its July 2008 high but never exceeding it. In June 2010, the PBOC announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. While international reactions to the Renminbi revaluation have generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible foreign currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar. There can be no assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). Conversely, significant depreciation in the Renminbi against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our ADSs are expected to be quoted in U.S. dollars, whereas most of our revenues, costs and expenses are denominated in Renminbi.

In addition, as we increase our sales to international customers, we expect the portion of our sales denominated in foreign currencies, particularly, U.S. dollars and Euros to our total revenue will increase. We also expect to incur increased foreign currency denominated capital expenditures in connection with our capacity expansion plans. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. These could expose us to significant risks resulting from fluctuations in currency exchange rates, particularly, among Renminbi, the U.S. dollars, Japanese Yen and Euros.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. Although we have entered into a number of foreign-exchange forward contracts with local banks to manage our risks associated with foreign exchange rates fluctuations, we cannot assure you that our hedging efforts will be effective. Our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on our results of operations.

Our limited operating history makes it difficult to evaluate our results of operations and prospects.

We have only been in existence since June 2006 and have limited operating history in the manufacturing and sales of our silicon wafer, solar cell and solar module products. We commenced processing recoverable silicon materials in June 2006, and manufacturing silicon ingots and wafers in 2007 and 2008, respectively. We commenced producing solar cells in July 2009 following our acquisition of Zhejiang Jinko, which has manufactured solar cells since June 2007, and we commenced producing solar modules in August 2009.

Although our revenues grew in the periods prior to and after the global economic crisis, we cannot assure you that our revenues will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results and our results for any period should not be relied upon as an indication of future performance.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards and labor disputes.

We may experience earthquakes, floods, mudslides, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, such as furnaces, squaring machines and wire saws, and we also use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures, for which we cannot obtain insurance at a reasonable cost or at all.

In addition, our silicon wafer and solar module production and storage facilities are located in close proximity to one another in the Shangrao Economic Development Zone in Jiangxi Province, and our solar cell production and storage facilities are located in close proximity to one another in Haining, Zhejiang Province. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in either of the two locations could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which could adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

We experienced a production disruption due to power blackouts at our facilities in the Shangrao City resulting from severe winter weather conditions in early 2008. In May 2008, Sichuan Province in southwest China experienced a severe earthquake. Although the Sichuan Province earthquake did not materially affect our production capacity and operations, other occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around Shangrao and Haining in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenues anticipated to be derived from the relevant facilities.

As our founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially own approximately 23.2%, 13.9% and 9.3%, respectively, of our outstanding ordinary shares. An aggregate of approximately 46.4% of our outstanding ordinary shares are currently held by our founders. If the founders act collectively, they will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into electricity generating systems, it is possible that users could be injured or killed by devices that use our products, whether as a result of product malfunctions, defects, improper installations or other causes. Due to our limited operating history, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. We carry limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, we do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared with that offered in many other countries. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially and adversely affect our business, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

We adopted a share incentive plan on July 10, 2009 which was subsequently amended and restated, or the 2009 Long Term Incentive Plan. As of the date of this annual report, we reserved 7,325,122 ordinary shares under the 2009 Long Term Incentive Plan, and share options with respect to 4,836,480 ordinary shares have been granted to our directors, officers and employees pursuant to such plan. As of the date of this annual report, there are 3,975,656 ordinary shares issuable upon the exercise of outstanding options granted under our long-term incentive plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had eight patents and 17 pending patent applications in China. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process, related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends on our ability to use and develop our technology and know-how and to manufacture and sell our recovered silicon materials, silicon ingots, silicon wafers, solar cells and solar modules without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, as well as our ability to maintain a skilled labor force. Our business may be materially and adversely affected if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li, who are our founders. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us” in this annual report.

Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians familiar with our products and manufacturing processes, is vital to maintain the quality of our products and improve our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.

Compliance with environmental, safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. We are required to comply with all PRC national and local environmental protection regulations. Under such regulations, we are prohibited from commencing commercial operations of our manufacturing facilities until we have obtained the relevant approvals from PRC environmental protection authorities. Regulations on emission trading and pollution permits in Zhejiang Province allow entities to increase their annual pollution discharge limit by purchasing emissions trading credits. Entities that purchase emission credits can increase their annual discharge limit by registering the credits with the relevant environmental authorities and amending their pollution permits or obtaining new ones. Although we have entered into several emissions trading contracts to purchase credits to increase our annual discharge limit, we have not registered these credits as required under a recent regulation that became effective on October 9, 2010. As a result, we may have exceeded the relevant annual discharge limit permitted under our existing pollution permits. We cannot assure you that we will not be subject to penalties for exceeding our discharge limit, including fines imposed by the local environmental authority of up to RMB50,000. We are also required to conduct a safety evaluation on our manufacturing and storage instruments in relation to our use of dangerous chemicals every two years, as well as a safety evaluation on our manufacturing and storage instruments in relation to our use of hyper-toxic chemicals every year, and to file the results of these evaluations with the local hazardous chemicals safety supervision and administration authorities. We have not filed the results of evaluation on certain of our storage instruments and we cannot assure you that we will be able to file the results of these evaluations on time. Failing to make such filing on time may subject us to a fine of up to RMB50,000.

Moreover, we are required to obtain construction permits before commencing of building production facilities. We commenced construction of a portion of our solar cell and module production facilities prior to obtaining the construction permits and commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure. Although we have subsequently obtained all required environmental approvals covering all of our existing production capacity except a portion of our solar cell and module production capacity, we cannot assure you that we will not be penalized by the relevant government authorities for any prior non-compliance with the PRC environmental protection, safe production and construction regulations. As of the date of this annual report, we are still in the process of obtaining the requisite environmental approval for the portion of our solar cell and module production capacity and construction permits for a portion of our solar cell and module production facilities, but we cannot assure you that we will be able to obtain such approval in a timely manner or at all. Failure to obtain such approval and permits may subject us to fines or disrupt our operations and construction, which may materially and adversely affect our business, results of operations and financial condition.

In addition, the PRC government may issue more stringent environmental protection, safe production and construction regulations in the future and the costs of compliance with new regulations could be substantial. If we fail to comply with the future environmental, safe production and construction laws and regulations, we may be required to pay fines, suspend construction or production, or cease operations. Moreover, any failure by us to control the use of, or to adequately restrict the discharge of, dangerous substances could subject us to potentially significant monetary damages and fines or the suspension of our business operations.

Future failure to make full contribution to the registered capital of our principal operating subsidiary of Jiangxi Jinko in China may subject us to fines, which may materially and adversely affect our reputation, financial condition and results of operations.

On December 13, 2010, Jiangxi Jinko, one of our principal subsidiaries in China, obtained the approval of the Foreign Trade and Economic Cooperation Department of Jiangxi Province, or Jiangxi MOFCOM, for the increase in its registered capital to US$250.0 million, approximately US$184.9 million of which has been contributed as of the date of this annual report. Under the relevant PRC laws and regulations, Paker Technology Limited, or Paker, our wholly-owned subsidiary and Jiangxi Jinko’s sole shareholder, is required to contribute the remaining US$65.1 million by December 13, 2012. According to the relevant PRC laws and regulations, failure by a shareholder of a company to make full contribution to the company’s registered capital before the required deadline may subject the shareholder to a fine in the amount of 5% to 15% of the contribution that such shareholder has committed but has failed to make before the deadline. There is no assurance that we will have sufficient funds to make the full contributions to Jiangxi Jinko’ registered capital before such deadlines. If for any reason we fail to raise sufficient funds or otherwise fail to make the full contributions to Jiangxi Jinko’ registered capital before their respective deadlines, we may be subject to such fines, which may materially and adversely affect our reputation, financial condition and results of operations.

Risks Related to Doing Business in China

The approval of the PRC Ministry of Commerce, or MOFCOM, for or in connection with our corporate restructuring in 2007 and 2008 may be subject to revocation, which will have a material adverse effect on our business, operating results and trading price of our ADSs.

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the China Securities Regulatory Commission, or CSRC, promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or Circular 10, which became effective on September 8, 2006 and was amended in June 2009. Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge with or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

We undertook a restructuring in 2007, or the 2007 Restructuring, and our founders and Paker obtained the approval of Jiangxi MOFCOM, for the acquisition and the share pledge, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both Paker and Jiangxi Desun, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central government level. To remedy this past non-compliance, we undertook another corporate restructuring in 2008, or the 2008 Restructuring, under which the share pledge was terminated on July 28, 2008 and Paker transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited, or Long Faith, an unrelated Hong Kong company, on July 31, 2008. In addition, on November 11, 2008, we received written confirmation from Jiangxi MOFCOM in its reply to our inquiry that there had been no modification to the former approvals for the 2007 acquisition and pledge and Paker’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Nevertheless, we cannot assure you that MOFCOM will not revoke such approval and subject us to regulatory actions, penalties or other sanctions because of such past non-compliance. If the approval of Jiangxi MOFCOM for the 2007 acquisition and pledge were revoked and we were not able to obtain MOFCOM’s retrospective approval for the 2007 acquisition and pledge, Jiangxi Desun may be required to return the tax benefits to which only a foreign-invested enterprise was entitled and which were recognized by us during the period from April 10, 2007 to December 31, 2007, and the profit distribution to Paker in December 2008 may be required to be unwound. Under an indemnification letter issued by our founders to us, our founders have agreed to indemnify us for any monetary losses we may incur as a result of any violation of Circular 10 in connection with the restructuring we undertook in 2007. We cannot assure you, however, that this indemnification letter will be enforceable under the PRC law, our founders will have sufficient resources to fully indemnify us for such losses, or that we will not otherwise suffer damages to our business and reputation as a result of any sanctions for such non-compliance.

Meanwhile, given the uncertainty with respect to what constitutes a merger with or acquisition of PRC domestic enterprise and what constitutes circumvention of its approval requirements under the Circular 10, we can not assure you that the 2008 Restructuring Transactions are in all respects compliance with Circular 10. If MOFCOM subsequently determines that its approval of the 2008 Restructuring Transactions were required, we may face regulatory actions or other sanctions by MOFCOM or other PRC regulatory agencies. Such actions may include compelling us to terminate the contracts between Jiangxi Desun and our company, the limitation of our operating privileges in China, the imposition of fines and penalties on our operations in China, restrictions or prohibition on the payment or remittance of dividends by Jiangxi Jinko or others that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Our business is based in China and a significant portion of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the level of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the PRC economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial conditions and results of operations.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of national laws by local regulations. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

The State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any asset located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. However, they have not yet completed the procedure for amending their registration with regard to the change in our shareholding structure, our corporate structure or our offshore trust arrangement. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business.

Our China-sourced income is subject to PRC withholding tax under the new Enterprise Income Tax Law of the PRC, and we may be subject to PRC enterprise income tax at the rate of 25% when more detailed rules or precedents are promulgated.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the new Enterprise Income Tax Law, or the EIT Law, of the PRC and its implementation regulations, both of which became effective on January 1, 2008, China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least 25% of the PRC company distributing the dividends. As Paker is a Hong Kong company and owns 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to Paker will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from competent PRC tax authority, provided that Paker is deemed as the beneficial owner of such dividends and that neither our company nor Paker is deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, an applicant for bi-lateral treaty benefits, including the benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If Paker is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jingko to Paker will be subject to standard PRC withholding tax rates at 10%.

The EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents such as our company and Paker. Therefore, although a substantial majority of the members of our management team as well as the management team of Paker are located in China, it remains unclear whether the PRC tax authorities would require or permit our company or Paker to be recognized as PRC tax resident enterprises. If our company and Paker are considered PRC tax resident enterprises for PRC enterprise income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to Paker and ultimately to our company, could be exempt from the PRC withholding tax; however, our company and Paker will be subject to the uniform 25% enterprise income tax rate as to our global income.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to PRC enterprise income tax liabilities.

The implementation regulations of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. The EIT Law and the implementation regulations have only recently taken effect. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “domicile,” which are applicable to our company or Paker. As such, it is not clear how “domicile” will be interpreted under the EIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. Therefore, if our company and Paker are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders, as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs, may be viewed as China-sourced income and, as a consequence, be subject to PRC enterprise income tax at 10% or a lower treaty rate.

If the dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC enterprise income tax, we would be required to withhold taxes on such dividends, and our overseas shareholders or ADS holders would be required to declare taxes on such gains to PRC tax authorities. In such case, the value of your investment in our shares or ADSs may be materially and adversely affected. Moreover, any overseas shareholders or ADS holders who fail to declare such taxes to PRC tax authorities may be ordered to make tax declaration within a specified time limit and be subject to fines or penalties.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, for cash requirements. On March 31, 2011, Zhejiang Jinko obtained two syndicated loans with an aggregate principal amount of RMB600 million (US$91.0 million) from a group of PRC banks, of which RMB200 million (US$30.3 million) will be used as working capital and another RMB400 million (US$60.6 million) will be used to fund our construction projects. Under the loan agreements, Zhejiang Jinko is prohibited from paying dividends until full repayment of the syndicated loans with a final maturity date of December 15, 2013. Although such debt was incurred by Zhejiang Jinko, we can not assure you that Jiangxi Jinko will not also enter into instruments that may restrict dividends or other distribution to us on our equity interests in the future. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year as reserve funds for future development and employee benefits, in accordance with the requirements of relevant laws and provisions in their respective articles of associations. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

As a foreign company, our acquisitions of PRC companies may take longer and be subject to higher level of scrutiny by the PRC government, which may delay or prevent any intended acquisition.

Circular 10, which became effective on September 8, 2006 and were amended in June 2009, established additional procedures and requirements including the requirements that in certain instances foreign investors obtain MOFCOM’s approval when they acquire equity or assets of a PRC domestic enterprise. In the future, we may want to grow our business in part by acquiring complementary businesses, although we do not have plans to do so at this time. Complying with the Circular 10 to complete these transactions could be more time-consuming and costly, and could result in a more extensive evaluation by the PRC government and its increased control over the terms of the transaction, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our failure to make statutory social welfare payments to our employees could adversely and materially affect our financial condition and results of operations.

According to the relevant PRC laws and regulations, we are required to pay certain statutory social security benefits for our employees, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits. Our failure to comply with these requirements may subject us to monetary penalties imposed by the relevant PRC authorities and proceedings initiated by our employees, which could materially and adversely affect our business, financial condition and results of operations.

Based on the prevailing local practice in Jiangxi Province resulting from the discrepancy between national laws and their implementation by local governments, Jiangxi Jinko did not pay statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, for all of its employees. For similar reasons, Zhejiang Jinko did not pay statutory social security benefits in Zhejiang Province for all of its employees. We estimate the aggregate amount of unpaid social security benefits to be RMB17.9 million and RMB49.5 million (US$7.5 million), respectively, as of December 31, 2009 and 2010. We may be required by the labor administrative bureaus to pay these statutory social security benefits within a designated time period. In addition, an employee is entitled to compensation if such employee terminates its labor contract due to failure by the employer to make due payment of social security benefits. We have made provisions for such unpaid social security benefits of our former and current PRC subsidiaries. However, we cannot assure you that we will not be subject to late charges and penalties for such delinquency. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition and results of operations.

All employee participants in the 2009 Long Term Incentive Plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. For any plans which are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock option.

Failure to comply with such provisions may subject us and the participants of the 2009 Long Term Incentive Plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under the 2009 Long Term Incentive Plan to our employees, which could adversely affect our business operations.

It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC against, us, our Directors, or senior management members who live inside the PRC.

Substantially all of our existing Directors and senior management members reside in the PRC and substantially all of our assets and the assets of such person are located in the PRC. Accordingly, it may be difficult for investors to effect service of process on any of these persons or to enforce judgments obtained outside of the PRC against us or any of these persons, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many developed countries, including the Cayman Islands, the United States, the United Kingdom and Japan. Therefore, the recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or even impossible.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have also risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 5.9%, -0.7% and 3.3% in 2008, 2009 and 2010, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. Recently released data indicated that China’s inflation rates will continue to rise in 2011. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and partially erode the cost advantage of our China-based operations and therefore negatively impact our profitability.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of influenza A, or H1N1, avian flu, severe acute respiratory syndrome, or SARS, or other epidemic outbreak. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have also been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. In past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases and other adverse public health developments in China would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations. Since our ADSs became listed on the New York Stock Exchange on May 14, 2010, the closing prices of our ADSs have ranged from US$8.23 to US$41.75 per ADS for the year ended December 31, 2010. The price of our ADSs may continue to fluctuate in response to factors including the following:

•	announcements of new products by us or our competitors;

•	technological breakthroughs in the solar and other renewable power industries;

•	reduction or elimination of government subsidies and economic incentives for the solar industry;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in the general condition of the global economy and credit markets;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. See “— Risks Related to Doing Business in China — We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

Future sales or issuances, or perceived future sales or issuances, of substantial amounts of our ordinary shares or ADSs could adversely affect the price of our ADSs. If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding share options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate. All ADSs sold in our initial public offering and follow-on offering are freely transferrable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding held by our shareholders may also be sold in the public market in the future subject to the restrictions contained in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. If any shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. In addition, we may issue additional ADSs or ordinary shares for future acquisitions or other purposes. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility.

Holders of ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our current articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or government body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

As we are a Cayman Islands company and substantially all of our assets are located outside of the United States and substantially all of our current operations are conducted in China, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the Cayman Islands or in China against us or our officers and directors predicated on the federal securities laws of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States although the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty and would give a judgment based thereon; provided that (i) such court had proper jurisdiction over the parties subject to such judgment; (ii) such court did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. For example, contrary to the general practice in most corporations incorporated in the United States, Cayman Islands incorporated companies may not generally require that shareholders approve sales of all or substantially all of a company’s assets. The limitations described above will also apply to the depositary who is treated as the holder of the shares underlying your ADSs.

Our current articles of association contain anti-takeover provisions that could prevent a change in control even if such takeover is beneficial to our shareholders.

Our current articles of association contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of our ADSs may fall and the voting and other rights of holders of our ordinary shares and ADSs may be materially and adversely affected.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a non-U.S. company with shares listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors may not hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

We are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ended December 31, 2011. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our next taxable year ending December 31, 2011 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and shares, which may fluctuate from time to time. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is JinkoSolar Holding Co., Ltd. Our principal executive office is located at 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China. Our telephone number at this address is (86-793) 846-9699 and our fax number is (86-793) 846-1152. Our registered office in the Cayman Islands is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd., or Jiangxi Desun. On November 10, 2006, Paker was established in Hong Kong. On December 13, 2006, Paker established Jiangxi Jinko as our wholly-owned operating subsidiary in China. Jiangxi Desun ceased its solar power business in June 2008. In July 2008, we completed a domestic restructuring, or the 2008 Restructuring, pursuant to which Paker disposed of its interest in Jiangxi Desun.

On May 30, 2008, Paker issued an aggregate of 107,503 series A redeemable convertible preferred shares to Flagship Desun Shares Co., Limited, or Flagship, and Everbest International Capital Limited, or Everbest, and 14,629 ordinary shares to Wealth Plan Investments Limited, or Wealth Plan, in consideration for its consultancy services related to the issuance of series A redeemable convertible preferred shares.

On September 18, 2008, Paker issued an aggregate of 148,829 series B redeemable convertible preferred shares to SCGC Capital Holding Company Limited, or SCGC, CIVC Investment Ltd., or CIVC, Pitango Venture Capital Fund V, L.P. and Pitango Venture Capital Principals Fund V, L.P., or Pitango, TDR Investment Holdings Corporation, or TDR, and New Goldensea (Hong Kong) Group Company Limited, or New Goldensea.

On December 16, 2008, we undertook a share exchange pursuant to which all the then existing shareholders of Paker exchanged their respective shares in Paker for our newly issued shares of the same class and Paker became our wholly-owned subsidiary. Consequently, shareholders of Paker immediately before the share exchange became our shareholders, holding the same number of shares and of the same classes in us (without giving effect to the share split on September 15, 2009 discussed below) as in Paker immediately before the share exchange. JinkoSolar was registered as the sole shareholder of Paker on February 9, 2009. Subsequently, our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, transferred their shares in us to Brilliant Win Holdings Limited, or Brilliant, Yale Pride Limited, or Yale Pride, and Peaky Investments Limited, or Peaky, on December 16, 2008. Brilliant was owned by Xiande Li, Yale Pride was owned by Kangping Chen and Peaky was owned by Xianhua Li.

On June 26, 2009, Paker acquired 25%, and on June 30, 2009, Jiangxi Jinko acquired 75%, respectively, of the equity interest in Zhejiang Sun Valley Energy Application Technology Co., Ltd., or Sun Valley, a solar cell supplier which was also one of our largest silicon wafer customers by revenue before the acquisition. As a result, Sun Valley became our wholly-owned subsidiary. Subsequently, we changed the name of Sun Valley to Zhejiang Jinko Solar Co., Ltd., or Zhejiang Jinko, on August 10, 2009.

On September 15, 2009, we effected a share split with the result of each share becoming 50 shares of the same class, or the 2009 Share Split, pursuant to which each of the ordinary shares, series A redeemable convertible preferred shares and series B redeemable convertible preferred shares was subdivided into 50 shares of the relevant class.

On September 15, 2009, our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, through Brilliant, Yale Pride and Peaky, respectively, ratably transferred an aggregate of 3,812,900 ordinary shares to the holders of series B redeemable convertible preferred shares and an aggregate of 701,550 ordinary shares to Flagship.

On November 25, 2009, Paker established JinkoSolar International Limited, a trading company incorporated in Hong Kong, to facilitate settlement of payments and our overseas sales and marketing efforts.

On December 24, 2009, Jiangxi Jinko and Xiande Li established Jinko Import and Export, which subsequently became Jiangxi Jinko’s wholly-owned subsidiary before Xiande Li made any capital contribution to Jinko Import and Export. In addition to conducting sales, Jinko Import and Export coordinates our sales activities with production at our operating subsidiaries and primarily facilitates our import and export activities of Jiangxi Jinko in the PRC.

On April 1, 2010, Paker established JinkoSolar GmbH, a limited liability company incorporated in Germany, to establish a presence in Europe, expand our sales and marketing network and increase our brand recognition in strategic markets within the region.

On May 14, 2010, each of Brilliant, Yale Pride and Peaky became wholly owned by HSBC International Trustee Limited in its capacity as trustee, with each of Brilliant, Yale Pride and Peaky being held under a separate irrevocable trust constituted under the laws of the Cayman Islands.

On May 19, 2010, we completed our initial public offering, in which we offered and sold 5,835,000 ADSs representing 23,340,000 ordinary shares, raising US$64.2 million in proceeds before expenses to us. Our ADSs are listed on the New York Stock Exchange under the symbol “JKS.” In addition, all of our series A and series B redeemable convertible preferred shares were converted into ordinary shares upon the completion of our initial public offering.

On June 13, 2010, Zhejiang Jinko established Zhejiang Jinko Trading to primarily facilitate our import and export activities of Zhejiang Jinko in the PRC.

On August 19, 2010, Paker established JinkoSolar (U.S.) Inc., a limited liability company incorporated in the United States to establish a presence in North America, expand our sales and marketing network and increase our brand recognition in strategic markets within the region.

On November 10, 2010, we and our selling shareholders completed our follow-on offering of 3,500,000 ADSs, in which 2,000,000 ADSs representing 8,000,000 ordinary shares were offered and sold by us, raising US$68.6 million in proceeds before expenses to us, and 1,500,000 ADSs representing 6,000,000 ordinary shares were offered and sold by the selling shareholders, raising US$51.4 million in proceeds before expenses. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders.

On December 10, 2010, Jiangxi Jinko established Jiangxi Materials as a wholly owned subsidiary. Jiangxi Materials mainly produces accessory materials for solar power products such as solar aluminum frame, solar junction box, aluminum materials windows and other metal component parts.

In the first quarter of 2011, we issued two tranches of RMB-denominated unsecured one-year short-term bonds with an aggregate principal amount of RMB600 million with the PRC National Association of Financial Market Institutional Investors, or NAFMI. The first tranche was issued on January 13, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.28% per annum, and will mature on January 14, 2012. For the first tranche, approximately 83% of the proceeds will be used as working capital and the remaining 17% will be utilized for the prepayment of bank loans of higher interest rates. The second tranche was issued on March 22, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.60% per annum, and will mature on March 23, 2012. For the second tranche, all the proceeds will be used as working capital.

B.	Business Overview

We are a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. We have built a vertically-integrated solar power product value chain from recovered silicon materials to solar modules. Our principal products are solar modules, silicon wafers and solar cells. We have been successful in making sales of solar modules our largest revenue contributor. As we continue to increase the degree of vertical integration of our operations and expand our module production, we expect that our sales of solar modules will further increase and our sales of wafers and cells will correspondingly decline as we use a greater proportion of these products for our in-house module production.

Our solar module production is supported by our solar cell and silicon wafer operations. As of December 31, 2010, we had annual silicon wafer, solar cell and solar module production capacity of approximately 600 MW each and achieved fully vertically-integrated solar module production. We expect to continue to expand our fully vertically-integrated solar module production capacity to reach 1.5 GW by the end of 2011.

We sell our modules under our own brand “JinkoSolar” as well as on an OEM basis. All of our modules sold in Europe are CE certified and TÜV certified, and all of our modules sold in the United States are UL certified. We have also received CQC certification for our monocrystalline solar modules. Our customers for solar modules include distributors, project developers and system integrators. We believe that our product quality is demonstrated by the fact that JinkoSolar modules have also been selected for utility-scale project-financed installations.

We sell our products in major export markets and in China. We have established subsidiaries in Germany and the United States and a sales office in Italy to conduct sales, marketing and brand development for our products in the European and North American markets, and we intend to establish similar subsidiaries and offices in other major markets to expand our customer base and market penetration. As of December 31, 2010, we had an aggregate of approximately 400 customers for our solar modules, solar cells and silicon wafers from China and major export markets, including Germany, Italy, Belgium, India and Spain as well as other countries and regions.

We capitalize on our vertically-integrated platform and low-cost manufacturing capability in China to produce quality products at competitive costs. In addition, the choice of Shangrao and Haining, China as our manufacturing bases provides us with convenient and timely access to key resources and conditions as well as to our customer base to support our rapid growth and low-cost manufacturing operations. We also believe that our ability to source large volumes of recoverable silicon materials, treat such materials with our proprietary process technologies and use them in our production process according to formulas developed in-house provides us with a cost advantage over our competitors who rely primarily on more expensive virgin polysilicon for their production.

We have achieved sustained and profitable growth since our inception in June 2006, although during the year ended December 31, 2009, our sales and net income were materially and adversely affected by the global economic crisis and credit market contraction. Our revenues were RMB2,183.6 million for the year ended December 31, 2008, RMB1,567.9 million for the year ended December 31, 2009 and RMB4,654.9 million (US$705.3 million) for the year ended December 31, 2010, respectively. We had net income of RMB219.3 million, RMB85.4 million and RMB881.9 million (US$133.6 million), respectively, for the years ended December 31, 2008, 2009 and 2010.

Our Competitive Strengths

We believe that the following strengths enable us to compete successfully in the solar power industry:

We have developed a vertically integrated manufacturing platform.

We have developed an integrated production process covering the manufacturing of silicon ingots, silicon wafers, solar cells and solar modules. We believe that our vertically-integrated manufacturing platform provides a more efficient production process, shorter product development and production cycles, better control over quality and lower costs compared to less vertically-integrated solar power companies, which allows us to benefit from increased margins. As of December 31, 2010, we had annual silicon wafer, solar cell and solar module production capacity of approximately 600 MW each and achieved fully vertically-integrated solar module production. We expect to continue to expand our fully vertically-integrated solar module production capacity to reach 1.5 GW by the end of 2011. We believe that as our degree of vertical integration increases, we will be better able to capture profit at each stage of the solar power industry value chain and withstand, or capitalize on, the fluctuating profit margins of products at different stages of the solar power industry value chain. While the profit margins of products in the solar power industry value chain may vary and change, we believe we are well positioned to maintain or improve our overall profit margin relative to many of our competitors that produce only a limited range of solar power products.

We have been able to build an increasingly diversified, high-quality customer base.

As of December 31, 2010, we had approximately 400 silicon wafer, solar cell and solar module customers in China, Italy, Germany, Belgium, Spain, the United States, France and other countries or regions. As of the date of this annual report, we have major sales contracts with 12 customers for the sale of more than 500 MW of solar modules in 2011. Our module customers include leading players in the solar power industry such as Up Solar Co., Ltd., or Up Solar, IBC Solar AG, or IBC, Enel Sl S.r.l., or Enel, BULL Holding AG, or BULL, SAINT-GOBAIN Building Distribution GmbH, or SAINT-GOBAIN - Tozzi Sud SpA, or Tozzi Sud, Tecno Spot srl, or Tecno, PAYOM SOLAR AG, Germany, or Payom, Solairedirect SA, or Solairedirect and Tenello Energie srl, or Tenello. To achieve faster expansion of our sales channels and broad market penetration, we continue to sell our solar modules through our overseas subsidiaries and sales agent, to distributors as well as directly to project developers and system integrators. We have built an expanding customer base for our solar modules with our growing presence in Europe, Asia and North America since we began producing solar modules in August 2009. We believe the quality of our products and after-sales services has helped us retain existing customers and develop new customer relationships.

Our ability to provide high-quality products enables us to increase our sales and enhance our brand recognition.

We have made significant efforts to continuously improve the quality of our products. We have developed expertise in the manufacturing of solar power products. Leveraging this expertise, we have continued to improve our production equipment, develop proprietary know-how and technology for our production process and implement strict quality control procedures in our production process. We operate in accordance with ISO 9001 quality management standards and have received CE and TÜV certifications for all of our modules sold in Europe and UL certifications for all modules sold in the United States. We have also received CQC certification for our monocrystalline solar modules. Our experience and capability in producing high quality silicon ingots and silicon wafers enable us to provide high quality solar cells and solar modules and further broaden our customer base. Our solar modules were selected by TRE Tozzi Renewable Energy, or TRE Tozzi, a large Italian industrial group, for its 35 MW on-grid solar power generating plant in Ravenna, Italy, after completing a comprehensive technical audit on our facilities, product quality and product performance in connection with the long-term project financing. This utility-scale solar power project is financed by an approximately €80 million loan facility from a syndicate of three leading Italian banks. We believe that the selection of our products for this project is a demonstration of our product quality and financial strength to support our warranties. The high quality of our products has helped us enhance our brand name recognition among our customers and in the industry.

We have been able to rapidly grow our production capacity in a cost-efficient manner.

Notwithstanding our limited access to capital during the global economic crisis, we have been able to rapidly grow our production capacity of silicon wafers from 185 MW as of December 31, 2008 to 600 MW as of December 31, 2010; in addition, we have been able to rapidly grow our production capacity of solar cells from 150 MW as of December 31, 2009 to 600 MW as of December 31, 2010; and of solar modules from 150 MW as of December 31, 2009 to 600 MW as of December 31, 2010. Further, we continue to focus on reducing our production costs by improving solar cell conversion efficiency and enhancing manufacturing yields. Our choice of Shangrao and Haining, China for our manufacturing bases provides us with convenient and timely access to key resources and conditions to support our rapid growth and low-cost manufacturing operations, including low-cost land, labor and utilities, which has become an increasingly important cost advantage as the proportion of silicon materials cost to our total cost of revenue decreases. As a fast-growing manufacturing company located in the Shangrao Economic Development Zone, we have received support from the local government in terms of priority supply of electric power and ready access to land in the Economic Development Zone. The close proximity of our facilities in Shangrao to the nearby provinces of Zhejiang and Jiangsu, where many of our customers and suppliers are located, provides convenient and timely access to raw materials and transportation of our products to customers. Our choice of Haining as manufacturing base for solar cells provides us with close proximity to our major customers for solar cells located in the Yangtze River Delta and easy access to research and engineering talents and skilled labor at competitive cost, which is important to our cell manufacturing operations.

Our efficient, state-of-the-art production equipment and proprietary process technologies enable us to enhance our productivity.

We procure our monocrystalline and multicrystalline ingot furnaces, wire saws and other major equipment items, including those for production of solar cells and modules, from leading PRC and international vendors, including vendors in Japan and the United States. Based on our proprietary know-how and technologies, we have made improvements to equipment purchased from these vendors, including improvements to facilitate the use of our furnace reloading technology and wafer-cutting process technology. Our furnace reloading technology enables us to increase the size of our ingots while lowering our unit production costs by increasing the production output of our furnaces and reducing unit costs of consumables, such as crucibles and argon, and utility costs. We have improved our high-precision wire squarers and squaring techniques, which allows us to reduce the sizes of ingot tops, tails and other off-cuts during the squaring process, thus increasing the sizes of ingot blocks available to be cut into wafers. In addition, we have also improved our wafer cutting wire saws and cutting techniques, which allows us to increase the number of quality conforming wafers produced from each ingot block, produce wafers with thickness of a high degree of consistency and improve the quality of wafers. Our sophisticated wire saws currently enable us to produce monocrystalline wafers with an average thickness of 180 microns and multicrystalline wafers with an average thickness of 180 microns, allowing us to reduce costs of silicon raw materials because less silicon is used to produce each MW of wafer products. In addition, we have developed proprietary process technologies and know-how that allow us to process and recover a broad range of recoverable silicon materials, including those that fall outside the customary range in relation to certain electrical characteristics, while ensuring the consistent quality of our products. We believe our advanced silicon materials recovery processes enable us to further lower our unit production costs.

We use automated production lines to produce solar cells, which enables us to achieve high efficiency and lower our cost. In addition, we have made comprehensive improvements to our solar cell production lines, production process, production management and quality control process, which has improved the conversion efficiency of our solar cells and the percentage of our solar cells that meet our quality criteria.

We use ten automated production lines in addition to our two manual production lines for the production of solar modules. Our automated solar module production lines consist of advanced equipment that we have procured from both overseas and domestic vendors, which enables us to reduce human error and labor cost, enhance efficiency and gain a competitive advantage over our competitors that do not use automated production lines.

We are led by a strong management team with demonstrated execution capabilities and ability to adapt to rapidly changing economic conditions.

We have a strong management team led by our chairman, Mr. Xiande Li, and chief executive officer, Mr. Kangping Chen, with proven complementary experience in the solar industry, corporate management and development and execution of growth strategies. Mr. Xiande Li and Mr. Xianhua Li, the founders of our company, have an aggregate of more than 15 years of experience in the solar industry. Mr. Kangping Chen has more than 16 years of experience in the management and operation of solar and other manufacturing businesses. Under their leadership, we have been able to quickly expand our business within approximately three years since our inception from processing of recoverable silicon materials in 2006, to production of monocrystalline ingots in 2007 and to production of monocrystalline wafers and multicrystalline ingots and wafers in 2008 and further to solar cells and solar modules in 2009. We have also been able to rapidly grow our production capacity in a cost efficient manner under the leadership of our management team. In addition, members of our management team have also demonstrated their ability to respond to the market changes promptly, which has enabled us to achieve sustained and profitable growth even at a time of economic uncertainty. From 2007 to 2008, our revenue grew by 207.9% while our net income increased by 226.8%. Under the leadership of our management team, we were able to operate profitably in 2009 notwithstanding the adverse impact of the recent global economic crisis and the credit market contraction on our business. Since demand for solar power products began to recover from the third quarter of 2009, our revenue and gross margin have increased substantially. For the year ended December 31, 2010, our revenue reached RMB4,654.9 million (US$705.3 million) and our gross margin reached 29.2%. We believe that our management team possesses the insight, vision and knowledge required to effectively execute our growth strategy in the face of challenging economic conditions.

Our Strategies

In order to achieve our goal of becoming a leading vertically-integrated supplier of solar modules, we intend to continue to pursue the following principal strategies:

Further develop our vertically-integrated business model and expand our production capacity.

We believe that our vertically-integrated business model offers us significant advantages, particularly in areas of cost reduction and quality control, over our competitors that depend on third parties to source core product components. We plan to continue expanding our silicon wafer, solar cell and solar module manufacturing capacity to fully capitalize on the efficiencies of our vertically-integrated production process. In order to achieve this goal, we have continued to expand our production capacity of silicon wafers, solar cells and solar modules in a coordinated fashion and aim to boost our target production capacity for each step of the value chain to 1.5 GW by the end of 2011. As of December 31, 2010, our production capacity for silicon wafers, solar cells and solar modules had reached 600 MW each. Furthermore, as of December 31, 2010 we had terminated all of our long-term wafer sales contracts without penalties, which allows us to use a greater proportion of our wafer output in our own production processes and reduce our need to purchase wafers.

Continue to enhance our research and development capability with a focus on improving our manufacturing processes to reduce our average costs and improve the quality and efficiency of our products.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. Our research and development laboratory, which is located at our new expansion facilities in the Shangrao Economic Development Zone, focuses on enhancing the quality of our silicon wafers and solar modules, improving production efficiency and increasing the conversion efficiency of our silicon wafers and solar modules. We have entered into a one-year, automatically renewable cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint photovoltaic materials research center on the campus of Nanchang University to focus on the improvement of our manufacturing processes and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. The research center has assisted us in improving the quality of our silicon wafer, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We incurred RMB31.6 million (US$4.8 million) of research and development expenses for the year ended December 31, 2010, compared to RMB5.9 million for the year ended December 31, 2009, as part of our program to further lower overall productions costs, increase the conversion efficiency rates of our products and improve product quality. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with academic institutions to achieve these goals.

Expand our sales and marketing network and enhance our sales and marketing channels both in and outside China.

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We have established a sales and marketing center in Shanghai, which provides us with convenient access to domestic and international sales channels due to the concentration of customers in the nearby provinces of Zhejiang and Jiangsu and Shanghai’s position as an international trading hub in China. In November 2009, in order to facilitate settlement of payments and our overseas sales and marketing efforts, as well as to establish our presence in major export markets, we established JinkoSolar International Limited in Hong Kong. We began exporting our solar wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, U.S., Belgium, Spain, France, Israel and other countries and regions. For the year ended December 31, 2010, sales of solar modules constituted 69.8% of our total revenue and most of our solar module sales were made in major export markets. We believe that this has increased and will continue to increase recognition of our brand domestically and internationally. As the market becomes increasingly competitive, we plan to increase our resources devoted to the expansion of our sales and marketing network and enhancing our sales and marketing channels. We plan to increase our sales and marketing efforts in strategic markets, such as Europe, Asia and North America to enhance our brand recognition in those markets. We have established subsidiaries in Germany and the United States and a sales office in Italy to conduct sales, marketing and brand development for our products in the European and North American markets. We intend to establish similar subsidiaries and offices in the other major markets to expand our customer base and market penetration. Furthermore, we plan to continue to devote significant resources to developing solar module customers and develop a stable end-user customer base through establishing diversified sales channels comprising project developers, system integrators, distributors and sales agents and diversified marketing activities, including advertising on major industry publications, attending trade shows and exhibits worldwide as well as providing high quality services to our customers.

Enhance our brand name.

We have established a reputation for providing our customers with high quality solar power products at competitive prices. As we expand our production capacity and increase our operation scale, we intend to strengthen brand recognition among our customers. To achieve this, we plan to take the following initiatives:

•

continue to provide our customers with high quality products and services by further improving our manufacturing process, strengthening quality control and increasing the level of vertical integration;

•	continue to establish and increase our brand awareness among major players in the solar industry by increasing our marketing efforts and sales to such customers; and

•	continue to extend our distribution network globally in a flexible and practical manner and establish our presence in key markets.

Diversify and strengthen our customer relationships while securing silicon raw material supplies at competitive costs.

We believe our ability to establish and maintain long-term customer relationships for our solar cells and solar modules is critical to our continued business development. We seek to enter into long-term sales contracts with flexible price terms with new and existing customers, which we believe will enable us to strengthen our customer relationships and establish a loyal and diversified customer base over time. We also believe that secure and cost-efficient access to silicon raw material supplies is critical to our future success. As such, we intend to further diversify our recoverable silicon material sources by entering into strategic relationships with both semiconductor and solar power companies in and outside China. We will continue to seek to optimize the allocation of our virgin polysilicon supply between spot market purchases and long-term supply contracts so as to procure virgin polysilicon at competitive costs while effectively managing the risks associated with the fluctuations in the prices of virgin polysilicon.

Our Products and Services

We manufacture and sell silicon wafers, solar cells and solar modules. In accordance with our strategic plan of becoming a fully vertically-integrated solar module producer, we have been successful in making sales of solar modules our largest revenue contributor in the year ended December 31, 2010. Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisition. We commenced:

•	processing and selling recoverable silicon materials in June 2006; and

•	manufacturing and selling:

•	monocrystalline ingots in August 2007;

•	monocrystalline wafers in March 2008;

•	multicrystalline ingots in June 2008;

•	multicrystalline wafers in July 2008;

•	solar cells in July 2009; and

•	solar modules in August 2009.

Beginning in 2009, we retained a substantial majority of our output of recovered silicon materials and silicon ingots for our own production of monocrystalline and multicrystalline wafers. As a result, a substantial majority of our revenues were derived from sales of silicon wafers, solar cells and solar modules in 2009 and 2010. We terminated our four remaining long-term wafer sales contracts in the third quarter of 2010, which permitted us to increase our vertical integration by using a greater proportion of our wafer output in our own production processes and reduce our need to purchase wafers. We believe that the change in our product mix has and will continue to enable us to capture the efficiencies of our increasingly vertically-integrated production process. In addition, we have provided processing services for fees, such as silicon wafer tolling services, at the request of customers from time to time to optimize the utilization of our production capacity. The following table sets forth details of the sales of our products and services for each of the periods indicated:

	For the Year Ended December 31,
	2008		2009		2010
	Volume	Revenue	Volume	Revenue	Volume	Revenue
	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)
Products
Recovered silicon materials (metric tons)	397.9	902,249.0	11.7	28,039.4	—	—
Silicon ingots	33.1	483,544.9	0.01	98.9	2.1	10,803.0
Silicon wafers	51.4	794,860.1	180.4	1,102,232.8	157.2	909,647.4
Solar cells	—	—	27.3	225,866.3	55.1	432,863.6
Solar modules	—	—	14.4	182,015.1	265.4	3,247,825.6
Processing services		2,960.1		29,607.1		53,715.1

Total		2,183,614.1		1,567,859.6		4,654,854.7

Solar Modules

We began producing solar modules in August 2009. We produce a series of models of solar modules for which we have received TÜV, CE, UL and CQC certifications. We also produce solar modules according to specifications provided by our customers. We have quickly moved downstream in the product value chain with sales of solar modules increasing from RMB182.0 million in 2009 to RMB3,247.8 million (US$492.1 million) in 2010 to become our largest revenue source for the year ended December 31, 2010. We expect that sales of solar modules will continue to be our largest revenue source in the future. The majority of our solar module sales are export sales.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the cell to the energy from sunlight that reaches the cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. Most of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm. As of the date of this annual report, our solar cells using monocrystalline wafers had an average conversion efficiency rate of 18.0% and our solar cells using multicrystalline wafers had an average conversion efficiency rate of 16.8%.

Silicon Ingots and Wafers

We commenced production of monocrystalline ingots in August 2007 and monocrystalline wafers in March 2008 respectively. Our monocrystalline wafers have dimensions of 125 mm x 125 mm as well as 156 mm x 156 mm with an average thickness of 180 microns and conversion efficiency rate of 18.0%.

We commenced production of multicrystalline ingots in June 2008 and multicrystalline wafers in July 2008. Our multicrystalline wafers have dimensions of 156 mm x 156 mm with an average thickness of 180 microns and conversion efficiency rate of 16.8%.

Recovered Silicon Materials

We commenced processing of recoverable silicon materials into recovered silicon materials in June 2006. We are able to process and recover a broad range of recoverable silicon materials, which enables us to reduce our overall silicon material costs and improve product quality and yield. We currently do not sell recovered silicon materials, which are used for in-house production of solar ingots.

Manufacturing

We manufacture solar modules, solar cells, silicon wafers, silicon ingots and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

The following table sets forth our annual production capacity for silicon wafers, solar cells and modules as of December 31, 2008, 2009 and 2010 and expected annual production capacity as of December 31, 2011:

	Annual Production Capacity as of December 31,			Expected Annual Production Capacity as of December 31,
	2008	2009	2010	2011
Products
Solar modules	—	150 MW	600 MW	1.5 GW
Solar cells	—	150 MW	600 MW	1.5 GW
Silicon wafers	185 MW	300 MW	600 MW	1.5 GW

We plan to expand our fully vertically-integrated solar module production capacity to reach 1.5 GW by the end of 2011. We believe that our existing facilities, together with our facilities under construction, are adequate for our expansion plan in 2011. See “—Major Plans to Construct, Expand or Improve Facilities.” We may not achieve our 2011 expansion plan. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— Our failure to successfully execute our business expansion plans could have a material adverse effect on the growth of our sales and earnings.”

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land-use rights because land is owned by the PRC state under the PRC land system.

Our main manufacturing centers are located in Shangrao Economic Development Zone, Jiangxi Province where we conduct our research, development and manufacturing of solar modules and silicon wafers, as well as Haining, Zhejiang Province, where we mainly conduct our research, development and manufacturing of solar cells. As of December 31, 2010, we occupy a site area of approximately 621,988.86 square meters in Shangrao and 188,670 square meters in Haining. We also lease manufacturing facilities with a total gross floor area of approximately 15,282 square meters in Shangrao from Jiangxi Desun. There is an electric power transformation and distribution substation with an annual capacity of 438 million kWh and a gross floor area of 13,126.56 square meters at Jiangxi Jinko’s manufacturing site in order to support its operations and assure it of priority supply. We plan to construct our own electric power transformation and distribution substation with an annual capacity of approximately 7 million kWH and a gross floor area of approximately 6,667 square meters which we expect to finish by the end of 2011.

As of December 31, 2010, we obtained land-use rights for approximately 810,658.86 square meters, of which 386,148.76 square meters are for industrial use in the Shangrao Economic Development Zone and 188,670.0 square meters are for industrial use in Haining for its facilities. We believe our current land-use rights are sufficient for the major capacity expansion plans in 2011.

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

Products	Location	Facility No.	Plant Size (square meters)	Duration of Land Use Right	Annual Manufacturing Capacities			Expected Annual Manufacturing Capacities	Major Equipment
					as of December 31,			as of December 31,
					2008	2009	2010	2011
Wafers and ingots	Shangrao Economic Development Zone	1	37,746,47	March 16, 2010 to February 3, 2057; December 9, 2009 to September 23, 2058; July 6, 2009 to August 10, 2059; July 10, 2009 to February 7, 2057; January 6, 2009 to August 10, 2059	185 MW	300 MW	600 MW	1.5 GW	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Cells	Yuanhua Town, Haining	2	99147	November 23, 2009 to June 6, 2057; October 29, 2009 to May 26, 2058; August 17, 2010 to July 25, 2060	—	150 MW	600 MW	1.5 GW	Diffusion furnace, sintering furnace, PECVD antireflection coatings manufacturing equipment, Automatic printer
Modules	Shangrao Economic Development Zone	3	26,897.54	July 6, 2009 to August 10, 2059	—	150 MW	600 MW	1.5 GW	Laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads’ working station, solar cell module testing device
	Yuanhua Town, Haining	4	72380	October 29, 2009 to May 26, 2058; to August 17, 2010 to July 25, 2060; September 15, 2010 to August 29, 2060

Equipment

We source our key manufacturing equipment mostly from leading international manufacturers, with some from reputable domestic manufacturers. For the year ended December 31, 2010, our top three equipment suppliers included Miyamoto, GT Solar and Applied Materials.

For silicon ingots and silicon wafer manufacturing, as of December 31, 2010, we have 172 monocrystalline furnaces purchased from multiple domestic vendors, 46 multicrystalline furnaces purchased from suppliers in China and the U.S., 92 wire saws purchased from multiple suppliers in Japan and 14 wire squarers purchased from suppliers in China and Japan. In addition, we have 24 automatic production lines for producing solar cells and ten automatic production lines and 14 manual production lines for producing solar modules as of December 31, 2010.

In connection with our expansion plan, we had equipment supply contracts outstanding as of December 31, 2010 for additional equipment in the aggregate amount of RMB1,725.2 million (US$261.4 million). The additional equipment will be used to accommodate our planned increase in annual silicon ingots, silicon wafer, solar cell and solar module production capacity in 2011. We expect to purchase a significant amount of additional equipment in connection with our solar cell and solar module production capacity expansion plan.

As of December 31, 2010, short-term borrowings of RMB 140.0 million (US$21.2 million) and long-term borrowings of RMB 180.0 million (US$27.3 million) were secured by property, plant and equipment.

Major Plans to Construct, Expand or Improve Facilities

We have rapidly expanded our operations from the processing of recoverable silicon materials to the production of silicon ingots and silicon wafers and further to the production of solar cells and solar modules.

As of December 31, 2010, we had annual silicon wafer, solar cell and solar module production capacity of approximately 600 MW each and achieved fully vertically-integrated solar module production. We plan to expand our fully vertically-integrated solar module production capacity to reach 1.5 GW by the end of 2011. We plan to continue to increase our investment in manufacturing facilities, equipment and land use rights to accommodate our planned increase in annual silicon ingots, silicon wafer, solar cell and solar module production capacity in 2011. In connection with our expansion plan through the end of 2011, we expect that the estimated amount of expenditure will be approximately RMB 2.3 billion, of which RMB665.8 million (US$100.9 million) was already paid as of December 31, 2010.

We issued two tranches of RMB-denominated unsecured one-year short-term bonds with an aggregate principal amount of RMB600 million with the PRC National Association of Financial Market Institutional Investors, or NAFMI. The first tranche was issued on January 13, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.28% per annum, and will mature on January 14, 2012. For the first tranche, approximately 83% of the proceeds will be used as working capital and the remaining 17% will be utilized for the prepayment of bank loans of higher interest rates. The second tranche was issued on March 22, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.60% per annum, and will mature on March 23, 2012. For the second tranche, all the proceeds will be used as working capital.

On March 31, 2011, we obtained two syndicated loans with an aggregate principal amount of RMB600 million (US$91.0 million) from a group of PRC banks, of which RMB200 million (US$30.3 million) will be used as working capital and another RMB400 million (US$60.6 million) will be used to fund our construction projects. These loans are collateralized with Zhejiang Jinko’s land use rights and equipment and guaranteed by Jiangxi Jinko.

We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months, including our cash needs for working capital and capital expenditures. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from banks.

Manufacturing Process

Processing of Screened Recoverable Silicon Materials

The processing of recoverable silicon materials into recovered silicon materials involves three main steps: screening, chemical treatment and cleaning, and sorting. We purchase pre-screened recoverable silicon materials from our suppliers which are then delivered to our facilities for chemical treatment, cleaning and sorting.

Ingot Manufacturing

We produce monocrystalline ingots in electric furnaces. We place silicon materials, consisting of virgin polysilicon feedstock and recovered silicon materials of various grades according to formulas developed in-house into a quartz crucible in the furnace, where the silicon materials are melted. While heating the silicon materials, we pump a stream of argon, a chemically inert gas, into the furnace to remove the impurities vaporized during the heating process and to inhibit oxidation, thus enhancing the purity of the silicon ingots. A thin crystal “seed” is dipped into the molten silicon to determine the crystal orientation and structure. The seed is rotated and then slowly extracted from the molten silicon, which adheres to the seed and is pulled vertically upward to form a cylindrical silicon ingots consisting of a single large silicon crystal as the molten silicon and crucible cool.

We have modified some of our monocrystalline furnaces to allow us to apply our furnace reloading production process, which enables us to increase the size of our silicon ingots while lowering our unit production costs by enhancing the utilization rate of our furnaces and reducing unit costs of consumables and utilities. After the silicon ingot is pulled and cooled, we square the silicon ingots in our squaring machines into blocks.

We produce multicrystalline ingots in electric furnaces. We place silicon materials, consisting of virgin polysilicon feedstock and recovered silicon materials of various grades mixed according to our proprietary formula, into a quartz crucible in the furnace, where the silicon materials are melted. While heating the silicon materials, we pump argon into the furnace to remove impurities and inhibit oxidation. The molten silicon is cast into a block and crystallized, forming a multicrystalline structure as the molten silicon and crucible cool. After the multicrystalline silicon block is cast and cooled, we square it in our squaring machine and cut it into individual blocks. We have improved our high-precision wire squarers and squaring techniques, which allows us to reduce the sizes of ingot tops, tails and other off-cuts during the squaring process, thus increasing the sizes of ingot blocks available to be cut into wafers.

We test monocrystalline and multicrystalline ingots as to their minority carrier lifetime, which is an important measurement of impurity levels of crystalline silicon material, as well as resistivity, electric properties and chemical properties and cut off the unusable parts before they are cut into wafers.

Wafer Cutting

We cut ingots into wafers with high-precision wire saws which use steel wires carrying slurry to cut wafers from the ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We currently manufacture our monocrystalline wafers in 125 mm x 125 mm dimensions with an average thickness 180 microns and our multicrystalline wafers in 156 mm x 156 mm dimensions with an average thickness of 180 microns. The dimensions of the silicon wafers we produce are dictated by current demand for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

After silicon wafers are cut from silicon ingots, they are cleaned and inserted into frames. The framed silicon wafers are further cleaned, dried and inspected before packaging.

Solar Cell Manufacturing

Our solar cell manufacturing process starts with the ultrasonic cleaning process to remove oil and surface particles from silicon wafers, after which the silicon wafers undergo a chemical cleaning and texturing etching process to remove impurities and create a suede-like structure on the wafer surface, which reduces the reflection of sunlight and increases the absorption of solar energy of solar cells. Through a diffusion process, we then introduce certain impurities into the silicon wafers to form an electrical field within the solar cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the silicon wafer to enhance its absorption of sunlight through a process called “plasma-enhanced chemical vapor deposition,” or PECVD. We screen-print negative and positive metal contacts, or electrodes, on the front and back surfaces of the solar cell, respectively, with the front contact in a grid pattern to collect the electrical current. Silicon and metal electrodes are then fused through an electrode firing process in a conveyor belt furnace at a high temperature. After the electrode firing process, solar cells are tested, sorted and packaged.

Solar Module Manufacturing

Solar modules are produced by interconnecting multiple solar cells into desired electrical configurations through welding. The interconnected solar cells are laid out and laminated in a vacuum. Through these processes, the solar modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind and sand. Assembled solar modules are packaged in a protective aluminum frame prior to testing.

Raw and Ancillary Materials

The raw materials used in our manufacturing process consist primarily of virgin polysilicon and recoverable silicon materials, and the ancillary materials used in our manufacturing process consist primarily of metallic pastes, EVA, tempered glass, aluminum frames and related consumables.

Raw Materials

The raw materials used in our manufacturing process consist primarily of virgin polysilicon and recoverable silicon materials. With a view to maintaining a balanced portfolio of sales and supply contracts and mitigating our exposure to potential price volatility of silicon materials, we currently rely on a combination of recovered silicon material, virgin polysilicon sourced under long-term supply contracts and spot market purchases to meet our silicon raw material requirements. For the years ended December 31, 2008, 2009 and 2010, virgin polysilicon accounted for approximately 13.0%, 48.6% and 79.8% , respectively, and recoverable silicon materials accounted for approximately 87.0%, 51.4% and 20.2%, respectively, of our total silicon raw material purchases by value.

We procure our raw materials from diversified sources. In 2010, purchases from foreign suppliers and domestic suppliers accounted for 13.9% and 86.1% of our total silicon raw material purchases, respectively. Our top five suppliers collectively accounted for 47.4% of our total silicon raw material purchases in 2010. No supplier individually accounted for more than 10% of our purchases of raw and ancillary materials for the year ended December 31, 2010.

Historically, through the six months ended June 30, 2008, an industry-wide shortage of virgin polysilicon which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, during the fourth quarter of 2008 and the first half of 2009, virgin polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction, and the price of recovered silicon materials, which can be used as a substitute for virgin polysilicon, were similarly affected in the fourth quarter of 2008 and the first half of 2009. However, as the demand for solar power products has significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of virgin polysilicon has generally stabilized since 2010.

Virgin Polysilicon

We purchase solar grade virgin polysilicon from both domestic and foreign suppliers. In order to secure reliable supplies of polysilicon to meet our capacity expansion plans and better manage the cost of raw material procurement, we currently rely on a combination of spot market purchases and long-term supply contracts. For the year ended December 31, 2010, 14.7%, 8.8% and 8.0% of our total silicon purchases by value were supplied by Luoyang Zhonggui, Yichang Nanbo Silicon Materials Limited Company and OCI Company Ltd., respectively.

We source virgin polysilicon primarily through spot market purchases from various suppliers.

We have also entered into long-term supply contracts with the following four virgin polysilicon suppliers, pursuant to which we have agreed to procure an aggregate of 6,672 metric tons of virgin polysilicon from 2009 to 2020:

•

Under our long-term supply contract with Zhongcai Techonologcial, Zhongcai Technological has committed to supply us with virgin polysilicon for five years starting from 2009, with prices to be negotiated each month.

•

Under our long-term supply contract with Hoku, as amended on December 18, 2010, Hoku has agreed to supply us with virgin polysilicon for nine years, with the first delivery scheduled to take place on July 1, 2011. The contract price terms for the first five years are fixed, while the prices for the final four years are subject to renegotiation if spot prices vary outside of a defined band.

•

Under our long-term supply contract with a reputable German polysilicon supplier, the supplier has agreed to supply us with virgin polysilicon for one year starting from January 2011, with a fixed price for each monthly delivery.

•

Under our long-term supply contract with Luoyang Zhonggui, Luoyang Zhonggui has agreed to supply us with virgin polysilicon for one year starting from September 2010, with prices to be negotiated each month.

Recoverable Silicon Materials

We purchase pre-screened recoverable silicon materials from our suppliers which are delivered to our facilities for chemical treatment, cleaning and sorting into recovered silicon materials. Currently, we purchase most of our recoverable silicon materials on the spot market.

Since the commencement of our silicon ingot production in 2007, we have met a significant portion of our total silicon material requirements with the recovered silicon materials supplied by our recoverable silicon material processing operations.

Ancillary Materials

We use metallic pastes as raw materials in our solar cell production process. Metallic pastes are used to form the grids of metal contacts that are printed on the front and back surfaces of the solar cells through screen-printing to create negative and positive electrodes. We procure metallic pastes from third parties under monthly contracts. In addition, we use EVA, tempered glass, aluminum frames and other raw materials in our solar module production process. We procure these materials from third parties on a monthly basis.

Customers and Markets

We sell products both in China and in major export markets. For the years ended December 31, 2008, 2009 and 2010, we generated 98.6%, 80.7% and 34.4% of our revenues from domestic sales and 1.4%, 19.3% and 65.6% of our revenues from export sales, respectively. As of December 31, 2010, we had an aggregate of approximately 400 customers for our solar modules, solar cells and silicon wafers from China, Germany, Italy, Belgium, India and Spain as well as other countries and regions. The following table sets forth our net revenues generated from sales of products and provision of processing services to customers in respective geographic locations, with percentage of net revenues, for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
	RMB	(%)	RMB	(%)	RMB	(%)

Inside China (including Hong Kong and Taiwan)	2,153,039,676	98.6	1,265,011,733	80.7	1,600,001,420	34.4
Outside China
Germany	4,525,780	0.2	90,424,974	5.8	1,157,707,877	24.9
Italy	160,302	<0.1	2,232,377	0.1	1,130,191,372	24.3
Belgium	—	—	19,295,157	1.2	274,242,843	5.9
India	—	—	13,215,214	0.8	122,033,965	2.6
Spain	192,211	<0.1	5,487,108	0.3	111,097,087	2.4

	For the year ended December 31,
	2008		2009		2010
	RMB	(%)	RMB	(%)	RMB	(%)
Rest of the world	25,696,159	1.2	172,193,029	11.1	259,580,159	5.5

Total	2,183,614,128	100.0	1,567,859,592	100.0	4,654,854,723	100.0

We sell primarily solar modules, silicon wafers and solar cells. We have been successful in making sales of solar modules our largest revenue contributor, which accounted for 69.8% of our total revenues in the year ended December 31, 2010. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. As we continue to increase the degree of vertical integration of our operations and expand our module production, we expect that our sales of solar modules will further increase and our sales of wafers and cells may increase but their contribution to the total sales will decline as we use a greater proportion of these products for our in-house module production. The following table sets forth the primary products sold to our top five customers and the percentage of net revenues generated by sales to our top five customers, for the periods indicated:

	For the year ended December 31,
	2008		2009		2010
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Recovered silicon materials, silicon ingots and silicon wafers	62.0	Silicon wafers and solar modules	23.7	Solar modules	29.8

No customer individually accounted for more than 10% of our purchases for the year ended December 31, 2010.

We sell our modules under our own brand “JinkoSolar” as well as on an OEM basis. All of our modules sold in Europe are CE certified and TÜV certified, and all of our modules sold in the United States are UL certified. We have also received CQC certification for our monocrystalline solar modules. Our customers for solar modules include distributors, project developers and system integrators. We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our major module customers include leading players in the solar power industry such as Up Solar, IBC, Enel, BULL, SAINT-GOBAIN, Tozzi Sud, Tecno, Payom, Solairedirect and Tenello.

Sales and Marketing

We sell solar modules under long-term contracts and by spot market sales. We negotiate payment terms on a case-by-case basis and we allow certain customers with good credit history to make full payment within 30 to 60 days after delivery. As of the date of this annual report, we have sales contracts with 12 customers for the sale of more than 500 MW of solar modules in 2011.

We sell our solar cells under short-term contracts and by spot market sales. We negotiate payment terms of our solar cell sales contracts on a case-by-case basis, and we require some of our customers to make full payment before delivery. We also allow certain customers with strong credit histories to make the full payment within 30 to 60 days after delivery.

Historically, we made substantial sales of silicon wafers under long-term sales contracts. In the third quarter of 2010, we had terminated all of our remaining long-term wafer sales contracts without penalty, which has allowed us to increase our vertical integration by using a greater proportion of our wafer output in our own production processes and reduce our need to purchase wafers. We generally require our silicon wafer customers to make full payment within a specified period after delivery on a case by case basis. We expect to retain a substantial portion of our silicon wafers for our own solar cell production, while retaining flexibility to respond to market changes and price fluctuations by selling a portion of our silicon wafers in the spot market under favorable circumstances.

We made substantial sales of recovered silicon materials and silicon ingots before we built out our silicon wafer, solar cell and solar module production capacity. We currently do not sell recovered silicon materials or silicon ingots.

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our solar wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, U.S., Belgium, Spain, France, Israel and other countries and regions. We have established subsidiaries in Germany and the United States on April 1, 2010 and August 19, 2010, respectively. We also established a sales office in Italy in March 2011. We intend to establish similar subsidiaries and sales offices in the other major markets to expand our customer base and market penetration. We also have a sales agent in Israel, which will seek out potential customers and promote our products on a commission basis. In addition, we devoted significant resources to developing solar module customers and a stable end-user customer base through establishing diversified sales channels comprising project developers, system integrators, distributors and sales agents and diversified marketing activities, including advertising on major industry publications, attending trade shows and exhibits worldwide as well as providing high quality services to our customers. For the years ended December 31, 2008, 2009 and 2010, export sales accounted for 1.4%, 19.3% and 65.6% of our total sales. We believe that our global marketing practice and strategy have and will continue to explore the major export market, increase our sales, expand our customer base and increase recognition of our brand domestically and internationally.

Quality Control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO 9001 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. We have also received international and domestic certifications for certain models of our solar modules. We have received CE and TÜV certifications for all of our modules sold in Europe, UL certifications for all modules sold in the United States and CQC certification for our monocrystalline solar modules. We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various ancillary materials. We have formulated and adopted guidelines and continue to devote efforts to developing and improving our inspection measures and standards on recycling recoverable silicon materials, silicon ingots, silicon wafer, solar cell and solar module production. We conduct a final quality check before packing to ensure that our solar power products meet all our internal standards and customers’ specifications. As of December 31, 2010, we had a dedicated team of 546 employees overseeing our quality control processes, and they work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner. In addition, to ensure the effectiveness of our quality control procedures, we also provide periodic training to our employees.

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar cells and solar modules such as Sharp Corporation, Suntech, Trina and Yingli Green Energy in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, wafer, solar cell and solar module manufacturers continue to expand their operations. Many of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our high quality products, our low manufacturing costs and easy access to key resources from our strategically located production bases in China, our recoverable silicon material processing operations and our proprietary process technologies enhance our overall competitiveness.

In addition, some companies are currently developing or manufacturing solar power products based on thin film materials, which require significantly less polysilicon to produce than monocrystalline and multicrystalline solar power products. These new alternative products may cost less than those based on monocrystalline or multicrystalline technologies while achieving the same or similar levels of conversion efficiency in the future. Furthermore, the solar industry generally competes with other renewable energy and conventional energy sources.

Production Safety and Environmental Matters

Safety

We are subject to extensive PRC laws and regulations in relation to labor and safety. We have adopted stringent safety procedures at our facilities to limit potential damage and personal injury in the event of an accident or natural disaster, and have devised a number of internal guidelines as well as instructions for our manufacturing processes, including the operation of equipment and handling of chemicals. We distribute safety-related manuals to employees and post bulletins setting forth safety instructions, guidelines and policies throughout our facilities. Failure by employees to follow these guidelines and instructions result in monetary fines. All of our new employees undergo extensive safety training and education. We require our technical staff to attend weekly training programs taught by instructors to enhance their work safety awareness and ensure safe equipment operation. We conduct regular inspections and our experienced equipment maintenance team oversees the operation of our manufacturing lines to maintain proper and safe working conditions. Since our inception, we have not experienced any major work-related injuries and our operations have been in compliance with the applicable labor and safety laws and regulations in all material respects.

Environment

We generate and discharge chemical wastes, waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental teams at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. Our environmental teams are on duty 24 hours. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees for the discharge of waste materials above prescribed levels, require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. As of the date of this annual report, no such penalties had been imposed on us.

Seasonality

Demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicate the installation of solar power systems. Our operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday during which domestic industrial activity is normally lower than that at other times.

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant insurance policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to approximately RMB678.0 million (US$102.7 million) as of December 31, 2010. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to approximately RMB342.9 million (US$52.0 million) as of December 31, 2010. As of December 31, we had insurance coverage for Jiangxi Jinko’s, Zhejiang Jinko’s, Jinko Import and Export’s and Zhejiang Trading’s product liability of up to US$24.0 million, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$100.0 million and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Jinko Trading, JinkoSolar International Limited, JinkoSolar GmbH and JinkoSolar (U.S.) Inc. of up to RMB10.0 billion (US$1.5 billion). We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB0.8 million, RMB1.9 million and RMB9.2 million (US$1.4 million) in insurance premiums in 2008, 2009 and 2010, respectively.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

On December 26, 2009, China revised its Renewable Energy Law, which originally became effective on January 1, 2006. The revised Renewable Energy Law became effective on April 1, 2010 and sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy waterheating systems, solar energy heating and cooling systems, solar photovoltaic systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

In January 2006, the NDRC promulgated an implementation directive for the renewable power generation industry that provides specific measures for setting the price of electricity generated from solar and other renewable energy sources and for allocating the costs associated with renewable power generation. The directive also delegates administrative and supervisory authority among government agencies at the national and provincial level and assigns part of the responsibility for implementing the Renewable Energy Law to electricity grid companies and power generation companies.

The solar power industry ranked prominently in the Guidelines of Prioritized Hi-tech Industrialization Areas in 2007 promulgated by the NDRC, Ministry of Science and Technology, Ministry of Commerce and State Intellectual Property Office, or the SIPO, on January 23, 2007.

On August 31, 2007, the NDRC promulgated the Medium and Long-Term Development Plan for the Renewable Energy Industry. This plan sets forth national policy to provide financial allowance and preferential tax regulations for the renewable energy industry. The PRC government similarly demonstrated its commitment to renewable energy in the Eleventh Five-Year Plan for Renewable Energy Development, which was promulgated by the NDRC in March 2008. In the third quarter of 2010, the NDRC approved a RMB5.0 trillion (US$739.0 billion) new energy plan, pending approval by the State Council of China. This new energy plan is intended to stimulate the development of selected energy industries over the next ten years. As of the date of this annual report, this new energy plan has not been approved by the State Council of China.

The PRC government has promulgated a number of directives to support energy conservation and the use of solar energy. On April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes.

On September 4, 2006, China’s Ministry of Finance and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the Ministry of Finance will arrange special funds to support the application of renewable energy systems in building structures, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Structures, or the Interim Measures, to support the promotion of solar photovoltaic applications in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, a subsidy of RMB20 per kWp covering BIPV applications installed on or after March 23, 2009 was set for 2009.

On July 16, 2009, China’s Ministry of Finance, Ministry of Science and Technology and Resource Bureau of the NDRC jointly published an announcement containing the guidelines for the Golden Sun Demonstration Program. Under the program, the PRC government will provide, up to 20 MW of PV projects per province, a 50% to 70% subsidy for the capital costs of PV systems and the relevant power transmission and distribution systems. The program further provides that each PV project must have a minimum capacity of 300 kWp with an operation period of not less than 20 years. On September 21, 2010, China’s Ministry of Finance, Ministry of Science and Technology and Ministry of Housing and Urban-Rural Development jointly released an announcement to strengthen the administration of, and provide details for, the implementation of the Golden Sun Demonstration Program and government subsidies for BIPV applications. Among other things, the announcement clarified that the PRC government will subsidize 50% of the cost of key equipment for on-grid PV projects and 70% of that for off-grid PV projects in remote regions. In addition, the government will offer subsidies of RMB4 per watt for on-grid PV projects, RMB6 per watt for BIPV projects and RMB10 per watt for off-grid PV projects in remote regions. Currently, one of Jiangxi Jinko’s projects is recognized as a model project for the Golden Sun Demonstration Program.

On September 26, 2009, the State Council of China approved and circulated the Opinions of National Development and Reform Commission and other Nine Governmental Authorities on Restraining the Production Capacity Surplus and Duplicate Construction in Certain Industries and Guiding the Industries for Healthy Development. These opinions concluded that polysilicon production capacity in China has exceeded demand and adopted a policy to impose more stringent requirements on the construction of new facilities for manufacturing polysilicon in China. These opinions also stated in general terms that the government should encourage polysilicon manufacturers to enhance cooperation and affiliation with downstream solar power product manufacturers to expand their product lines. However, these opinions do not provide any detailed measures for the implementation of this policy. As we are not a polysilicon manufacturer and do not expect to manufacture polysilicon in the future, we believe the issuance and circulation of these opinions will not have any material impact on our business.

On October 10, 2010, the State Council of China promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.

In March 2011, the National People’s Congress approved the Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which includes a national commitment to promote the development of renewable energy and to enhance the competitiveness of the renewable energy industry.

On March 8, 2011, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Further Application of Renewable Energy in Building Construction, which aims to raise the percentage of renewable energy used in buildings.

In addition to the PRC, other countries have implemented incentive program for PV products. The following table sets forth a summary of recent changes in the key government incentive programs of selected PV markets:

Country	2010 PV market	Market growth in 2010	Incentive programs

Belgium	225 MW	-28.1%

•      Regionally administered schemes that provide net-metering benefits as well as individual income tax deductions and corporate tax deductions from pre-tax profits derived from net-metering

•      Introduction of the National Renewable Energy Action Plan in the fourth quarter of 2010

•      Reduction in the value of green energy certificates in January 2011

China	532 MW	155.8%	• National and regional subsidy programs consisting of rebates, tax incentives and soft loans • Experimentation with a limited feed-in tariff system
Czech Republic	1,420 MW	257.7%

•      Feed-in tariff system with a feed-in remuneration period of 20 years

•      Green bonus scheme for PV system operators that sell directly to electricity customers or dealers

•      Introduction of amendments of laws to reduce feed-in tariff funding for certain PV systems and impose retroactive tax on the incentive tariffs paid for certain PV systems in November and December 2010

France	720 MW	227.3%

•      New PV tariff scheme became effective in January 2010 with rates varying depending on the size and type of the PV system.

•      Feed-in tariff system with a feed-in remuneration period of 20 years after the connection of the system.

•      Reduction of tax credit for PV systems beginning September 2010

•      Announcement of a new framework for solar subsidies, which introduced a reduction of up to 20% for feed-in tariffs for certain PV systems and the introduction of a hard cap of 500 MW for new applications for subsidies in 2011

Germany	7,742 MW	200.1%

•      Adoption of a feed-in tariff system in 2000 with feed-in tariff rates scheduled to decline annually subject to adjustments to achieve target growth rates

•      Reductions ranging from 11% to 16% to the feed-in tariff rates of various PV systems and the abolishment of funding for certain types of PV systems in July 2010

•      Introduction of an annual tariff reduction mechanism, which links such reduction to the market size of the previous year. Strong market growth in 2010 led to a 13% decrease in feed-in tariff rates in January 2011

Italy	3,740 MW	385.7%

•      New feed-in tariff rate system became effective in January 2011 with rates varying depending on the size and type of the PV system. Tariffs are capped at a cumulative installation of 3,000 MW

•      Additional quota of 500 MW in the feed-in tariff system for certain types of PV systems

Japan	960 MW	101.3%

•      Introduction of a 10-year net feed-in tariff system in November 2009 and the maintenance of net feed-in tariff rates for 2010 at the 2009 level instead of the expected downward adjustment

•      New subsidy for residential PV system installations in April 2010

•      Incentive programs funded by METI for non-residential PV system installations in May 2010

Spain	378 MW	285.7%

•      Implementation of significant policy and regulatory changes, which consist of feed-in tariff rate reductions and installation caps, in 2008

•      Announcement that feed-in tariff rates will be reduced by 5% to 45% for various types of PV systems without specifying the relevant timeline

United States	949 MW	95.7%

•      Eight-year extension of a federal tax credit program that was set to expire at the end of 2008

•      Expected expiration of the Federal Cash Grant Program in 2010

•      Allocation of federal funding for states to carry out their clean energy programs

Source: Solarbuzz, Marketbuzz Report 2011.

Environmental Regulations

We believe our solar power product manufacturing processes generate material levels of noise, waste water, gaseous emissions and other industrial wastes in the course of our business operations. We are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—Compliance with environmental, safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog. Under the current catalog, which was amended in 2007 and become effective on December 1, 2007, the solar power business is classified as an “encouraged foreign investment industry.” Encouraged foreign investment companies are entitled to certain preferential treatment, including exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles and adjustments in line with the tax laws and regulations. In accordance with the Income Tax Law of the People’s Republic of China for enterprises with Foreign Investment and Foreign Enterprises or the former Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an enterprise income tax of 30% on taxable income and a local income tax of 3% on taxable income. The former Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises.

For instance, beginning with its first year of profitability, a foreign invested manufacturing enterprise with an operating period of no less than ten years would be eligible for an enterprise income tax exemption of two years followed by a three-year 50% reduction on its applicable enterprise income tax rate.

The effective income tax rate applicable to us in China depends on various factors, such as tax legislation, the geographic composition of our pre-tax income and non-tax deductible expenses incurred.

On March 16, 2007, the National People’s Congress, the Chinese legislature passed the EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council of China approved and promulgated the Implementation Rules of EIT Law, which took effect simultaneously with the EIT Law. However, a number of detailed implementation regulations are still in the process of promulgation.

The EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends paid by a foreign invested enterprise to a non-resident shareholder are now subject to a withholding tax of 10%, which may be reduced under any applicable bilateral tax treaty between China and the jurisdiction where the non-resident shareholder resides.

According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which was issued by the State Administration of Taxation on August 24, 2009 and became effective on October 1, 2009, the application of the preferential withholding tax rate under bilateral tax treaty is subject to the approval of competent PRC tax authority. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China. If an enterprise is deemed to be a Chinese tax resident, its worldwide income will be subject to the enterprise income tax. According to the implementation rules of the EIT Law, the term “de facto management bodies” is defined as bodies that have, in substance, and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise. In addition, under the new Enterprise Income Tax Law, foreign shareholders could become subject to a 10% income tax on any gains they realized from the transfer of their shares, if such gains are regarded as income derived from sources within China, and the enterprise in which their shares invested is considered a “tax resident enterprise” in China. Once a non-Chinese company is deemed to be a Chinese tax resident by following the “place of effective management” concept and any dividend distributions from such company are regarded as income derived from sources within China, Chinese income tax withholding may be imposed and applied to dividend distributions from the deemed Chinese tax resident to its foreign shareholders.

The EIT Law provides a five-year grandfathering period, starting from its effective date, for enterprises established before the promulgation date of the EIT Law that were entitled to enjoy preferential tax policies under former Income Tax Law or regulations. However, subject to the Circular by the State Council of China on the Implementation of the Grandfathering Preferential Policies under the PRC Enterprise Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, promulgated on December 26, 2007, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council of China are eligible to be grandfathered in accordance with Implementation Circular.

While many former preferential tax treatments became null and void after the effectiveness of the EIT Law, according to relevant requirements defined in the Implementation Rules of PRC Income Tax Law and other relevant regulations, enterprises may continue to enjoy a preferential tax rate of 15% if they qualify as “high and new technology enterprises specially supported by the PRC government.” With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko is grandfathered by the Implementation Circular. Jiangxi Jinko had cumulative profits as of December 31, 2008 and 2009 and was exempted from income tax up to December 31, 2009. Zhejiang Jinko had cumulative loss as of December 31, 2009. Both Jiangxi Jinko and Zhejiang Jinko are subject to a preferential tax rate of 12.5% in 2010, 2011 and 2012, and will be subject to income tax at a rate of 25% starting from 2013.

Pursuant to the Provisional Regulation and its Implementing Rules, all entities and individuals that were engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are required to pay value tax, or VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. When exporting goods, exporters are entitled to a portion of or all the refund of VAT that they have already paid or borne. In addition, under the current Provisional Regulation, the input VAT for fixed assets is generally deductible from the output VAT, except for fixed assets that are non-VAT taxable items or VAT exempted items or fixed assets used in welfare activities or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects was entitled to import VAT exemption and domestic equipment purchased for qualified projects was entitled to VAT refund. However, such import VAT exemption and VAT refunds were both eliminated as of January 1, 2009.

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the SAFE.

Under the Exchange Rules, foreign invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the Ministry of Commerce, NRDC and registration with SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Return Investment Activities

In October 2005, SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise into an offshore entity, or (ii) subsequent overseas equity financing or equity investment by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, Chinese residents are further required to repatriate into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. According to the Exchange Rules further amended in August 2008, Chinese residents are allowed to reserve foreign exchange income outside China. However, the terms and conditions for such reservation are still subject to further interpretations by SAFE. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Under relevant guidelines issued by SAFE, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to the world’s major intellectual property conventions, including:

•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

•	Paris Convention for the Protection of Industrial Property (March 19, 1985);

•	Patent Cooperation Treaty (January 1, 1994); and

•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

Patents in the PRC are governed by the China Patent Law (March 12, 1984), as amended and its Implementing Regulations (January 19, 1985), as amended.

The PRC is a signatory to the Paris Convention for the Protection of Industrial Property, in accordance with which any person who has duly filed an application for a patent in one signatory country shall enjoy, for the purposes of filing in the other countries, a right of priority during the period fixed in the convention (12 months for inventions and utility models, and 6 months for industrial designs).

The China Patent Law covers three kinds of patents, namely, patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file. This means that, where multiple patent applications are filed for the same invention, a patent will be granted only to the party that filed its application first. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it should not be identical with or similar to any design which has been publicly disclosed in publications in the country or abroad before the date of filing or has been publicly used in the country before the date of filing, and should not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must conclude a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the SIPO, is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such a decision within three months from receiving notification by filing suit in the People’s Court.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes his patent is being infringed may file a civil suit or file a complaint with a local PRC Intellectual Property administrative authority, which may order the infringer to stop the infringing acts. A preliminary injunction may be issued by the People’s Court upon the patentee’s or the interested parties’ request before instituting any legal proceedings or during the proceedings. Evidence preservation and property preservation measures are also available both before and during the litigation. Damages in the case of patent infringement is calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined with reference to the license fee under a contractual license.

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce handles trademark registrations and grants trademark registrations for a term of ten years which are renewable upon maturity.

C.	Organizational Structure

The following diagram illustrates our corporate structure and the place of organization and ownership interest of each of our material subsidiaries:

D.	Property, Plants and Equipment

For information regarding our material property, plant and equipment, see “— B. Business Overview —Manufacturing—Manufacturing Capacity and Facilities” in this report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a fast-growing, vertically-integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China. We have built a vertically-integrated solar power product value chain from recovered silicon materials to solar modules. Our product mix has evolved rapidly from recovered silicon materials since our inception in 2006 to silicon wafers, solar cells and solar modules in 2010.

As of December 31, 2010, we had annual silicon wafer, solar cell and solar module production capacity of approximately 600 MW each and achieved fully vertically-integrated solar module production. We expect to continue to expand our fully vertically-integrated solar module production capacity to reach 1.5 GW by the end of 2011.

Our revenues were RMB2,183.6 million, RMB1,567.9 million and RMB4,654.9 million (US$705.3 million) for years ended December 31, 2008, 2009 and 2010, respectively. We generated net income of RMB219.3 million, RMB85.4 million and RMB881.9 million (US$133.6 million), respectively, for the years ended December 31, 2008, 2009 and 2010.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand for and Price of Solar Power Products

        Our business and revenue growth largely depends on market demand for solar power products. The demand for solar power products is influenced by the global economic conditions, government regulations and support of the solar power industry and the supply and prices of other energy sources, such as oil, coal and natural gas. Excess production capacity and weak industry demand from late 2008 to the first half of 2009 as a result of global financial crisis caused significant decreases in the market demand for solar power products. Demand for solar power products has since recovered significantly in response to a series of factors including improved economic conditions, the decline in virgin polysilicon prices and increasing availability of financing for solar power projects.

From late 2008 to 2009, the pricing of our products underwent a major downward adjustment due to decreased demand and increased supply of solar power products. As a result, our revenues for the year ended December 31, 2009 were materially adversely affected. Because we are not able to reduce our fixed costs and expenses to the same degree as our variable costs, the decline in our average selling prices also had a material adverse effect on our operating and net income for the year ended December 31, 2009. Demand for solar power products recovered significantly in 2010. However, the pricing of our products slightly decreased in 2010 from 2009 due to the continually reduced unit production costs of solar power products in recent years. Decrease in the price of silicon feedstock, improvements in manufacturing techniques for solar power products and economies of scale have continually reduced the unit production costs of solar power products in recent years, which in turn have increased the competitiveness of solar power on an unsubsidized basis relative to conventional power and other renewable energy. We expect significant market opportunities to be created as demand continues to grow and the price of solar power approaches that of conventional energy in a number of solar power product markets.

Government Subsidies and Economic Incentives

The near-term growth of the market for solar power products depends largely on the availability and scale of government subsidies and economic incentives, as the current cost of solar power continues to exceed the cost of electricity generated from conventional or non-renewable sources of energy in many markets. Various governments such as those of Germany, Spain, Japan, the United States, Italy, the Czech Republic, Belgium and China have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. However, certain early adopters of solar power incentive policies, such as Germany, Spain and Italy announced reductions of incentive programs in 2009 and 2010. Demand for and pricing of our products are highly sensitive to incentive policy decisions by governments in major markets. Although the implementation of incentive policies for solar power significantly stimulates demand for solar power products, including our products, reductions or limitations on such policies, as have occurred in Germany, Spain and Italy, may reduce demand for such products or change price expectations, causing vendors of solar power products, including us, to reduce prices to adjust to demand at lower price levels.

Changing Product Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. For the year ended December 31, 2009, we derived a substantial majority of our revenues from the sale of silicon wafers. We commenced production and sale of solar cells and solar modules in second half of 2009 and successfully made sales of solar modules our largest source of revenue in 2010. As of December 31, 2010, we had annual silicon wafer, solar cell and solar module production capacity of approximately 600 MW each and achieved fully vertically-integrated solar module production. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar cell and solar modules manufacturing cost per watt and driving up our overall gross margin. Our gross profit increased by 489.6% from RMB230.2 million for the year ended December 31, 2009 to RMB1,357.4 million (US$205.7 million) for the year ended December 31, 2010, and our gross margin increased by 98.6% from 14.7% for the year ended December 31, 2009 to 29.2% for the year ended December 31, 2010. We expect to continue to expand our fully vertically-integrated solar module production capacity to reach 1.5 GW by the end of 2011.

Production Capacity Expansion

As of December 31, 2010, we had annual silicon wafer, solar cell and solar module production capacity of approximately 600 MW each and achieved fully vertically-integrated solar module production. We expect to continue to expand our fully vertically-integrated solar module production capacity to reach 1.5 GW by the end of 2011. Our ability to successfully complete this production capacity expansion plan will depend on our ability to obtain required approvals and permits, as well as our ability to finance the necessary capital expenditures and other factors.

We expect our production capacity expansion to increase our revenues as our output and sales volume increase. As a consequence of our increased investment in plant and equipment and increased production scale, we expect that our costs of revenues, including depreciation and amortization costs and our interest expenses will also increase. If we are able to maintain satisfactory facility utilization rates and productivity, our production capacity expansion will enable us to reduce our unit manufacturing costs and unit ancillary materials cost through economies of scale, as fixed costs are allocated over a larger number of units of output. Moreover, manufacturers with greater scale are in a better position to obtain price discounts from silicon feedstock suppliers and may therefore obtain a greater market share of solar power products by selling at more competitive prices.

Our ability to achieve satisfactory utilization rates and economies of scale will depend upon a variety of factors, including our ability to attract and retain sufficient customers, the ability of our customers and suppliers to perform their obligations under our existing contracts, our ability to secure a sufficient supply of raw materials and production equipment for our production activities, the availability of working capital and the selling prices for our products.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate and higher conversion efficiency of solar cells generally leads to higher revenues from sales of solar modules, therefore the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and reducing the production costs of solar power products is important. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, the average conversion efficiency rate of our solar cells using our monocrystalline wafers increased from 16.5% as of December 31, 2009 to 18.0% as of the date of this annual report and the conversion efficiency rate of our solar cells using our multicrystalline wafers increased from 15.8% as of December 31, 2009 to 16.8% as of the date of this annual report.

Selected Statement of Operations Items

Revenues

Currently, we derive our revenues primarily from the sale of solar modules and to a lesser extent from the sales of silicon wafers and solar cells. As we continue to expand our production capacity along with our increased vertical integration, we expect the sale of solar modules to continue to be our primary revenue source. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total net revenues, for the periods indicated:

	For the Year Ended December 31,
	2008		2009		2010
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)

Revenue by products:
Recovered silicon materials	902,249,0	41.4	28,039.4	1.8	—	—	—
Silicon ingots	483,544.9	22.1	98.9	<0.1	10,803.0	1,636.8	0.2
Silicon wafers	794,860.1	36.4	1,102,232.8	70.3	909,647.4	137,825.4	19.5
Solar cells	—	—	225,866.3	14.4	432,863.6	65,585.4	9.3
Solar modules	—	—	182,015.1	11.6	3,247,825.6	492,094.7	69.8
Processing services	2,960.1	0.1	29,607.1	1.9	53,715.1	8,138.7	1.2

Total	2,183,614.1	100.0	1,567,859.6	100.0	4,654,854.7	705,281.0	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, our sales volumes and approximate average selling prices for the periods indicated:

	For the Year Ended December 31,
	2008	2009		2010

Sales volume:
Recovered silicon materials (metric tons)	397.9	11.7		—
Silicon ingots (MW)	33.1	0.01		2.1
Silicon wafers (MW)	51.4	180.4		157.2
Solar cells (MW)	—	27.3		55.1
Solar modules (MW)	—	14.4		265.4
Average selling price (RMB):
Recovered silicon materials (per kilogram)	2,267.5	2,397.1	(1)	—
Silicon ingots (per watt)	14.6	6.8		5.2
Silicon wafers (per watt)	15.5	6.1		5.8
Solar cells (per watt)	—	8.3		7.9
Solar modules (per watt)	—	12.7		12.2

(1)	Sales were contracted in 2008 prior to the significant decrease in selling price and made in the first quarter of 2009.

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials, comprising the majority of our cost of revenues; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant and equipment; and (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules. For the years ended December 31, 2008, 2009 and 2010, our cost of revenues was RMB1,872.1 million, RMB1,337.6 million and RMB3,297.5 million (US$499.6 million), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses. We expect operating expenses to increase as we expand our operations in the next few years.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling costs, sample costs, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. For the years ended December 31, 2008, 2009 and 2010, our selling and marketing expenses were RMB1.2 million, RMB16.7 million and RMB169.8 million (US$25.7 million), respectively. We expect our selling and marketing expenses to continue to increase in the near future as we continue to increase our selling and marketing efforts in line with our expansion into the downstream solar power products, and as we hire additional sales personnel to accommodate the growth of our business and expansion of our customer base in the domestic and major export markets.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, fees and expenses of auditing and other professional services. For the years ended December 31, 2008, 2009 and 2010, our general and administrative expenses were RMB38.7 million, RMB85.1 million and RMB166.0 million (US$25.2 million), respectively. We expect general and administrative expenses to increase as we hire more personnel and incur expenses to accommodate our business expansion and to support our operation as a public company, including compliance-related expenses, and recognize share-based compensation expenses.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and, salaries, bonuses and other benefits for research and development personnel. For the years ended December 31, 2008, 2009 and 2010, our research and development expenses were RMB0.4 million, RMB5.9 million and RMB31.6 million (US$4.8 million), respectively. We expect the research and development expenses to continue to increase as we hire additional research and development personnel and devote more resources to research and development to improve our manufacturing processes and reduce our manufacturing costs.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to short-term and long-term borrowings from banks and other lenders. For the years ended December 31, 2008, 2009 and 2010, we had net interest expenses of RMB6.3 million, RMB29.9 million and RMB64.3 million (US$9.7 million), respectively.

Subsidy Income

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. These subsidies are made available for the purpose of encouraging and supporting large-scale enterprises and high technology enterprises based in the relevant locations. Subsidies are available for assisting with new plant construction or expansion, technology upgrades, encouraging attendance at overseas sales exhibitions and export sales and brand establishment in export markets. We record such subsidies as subsidy income as there are no further obligations for us. The amount of government subsidy we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. Government subsidy income is recognized when it is received. For the years ended December 31, 2008, 2009 and 2010, our government subsidy income was RMB0.6 million, RMB8.6 million and RMB15.7 million (US$2.4 million), respectively.

Exchange Loss

We incurred foreign exchange loss of RMB10.1 million (US$1.5 million) for the year ended December 31, 2010 primarily due to the effect of the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables during such period. We incurred foreign exchange loss of RMB2.2 million for the year ended December 31, 2009 primarily due to the effect of the appreciation of the Japanese Yen against the Renminbi on our Japanese Yen denominated payables. We incurred foreign exchange loss of RMB5.0 million for the year ended December 31, 2008 as a third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi in 2008.

Other Expenses, Net

Other income and expenses consist primarily of income from sales of used packaging materials and expenses relating to charitable donations. For the years ended December 31, 2008 and 2009 and 2010, we had net other expenses of RMB0.5million, RMB1.3 million and RMB1.4 million (US$0.2 million), respectively.

Change in Fair Value of Forward Contracts

We entered into several foreign exchange forward contracts with local banks to reduce the volatility caused by foreign currency fluctuations in 2010. We recognized a gain of RMB98.0 million (US$14.9 million) as a result of change in fair value of foreign currency forward contracts for the year ended December 31, 2010, of which RMB14.3 million (US$2.2 million) were realized.

Change in Fair Value of Embedded Derivatives

We determined that the 2009 and 2010 performance adjustment features embedded in our series B redeemable convertible preferred shares meet the criteria for bifurcation, and accordingly these features are accounted for as derivative liabilities, with changes in fair value recorded in earnings. The non-cash charges relating to a change in fair value of derivatives embedded in the series B redeemable convertible preferred shares recognized in earnings were RMB29.8 million and RMB13.6 million for the years ended December 31, 2008 and 2009, respectively. We realized a non-cash gain relating to change in fair value of derivatives embedded in the series B redeemable convertible preferred shares of RMB54,938 (US$8,324) for the year ended December 31, 2010. Upon completion of our initial public offering on May 19, 2010, all series B redeemable convertible preferred shares were automatically converted into ordinary shares. Therefore, we do not expect to incur such charges or recognize such gains in the future.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009 and a total of 4,070,898 share options were outstanding as of December 31, 2010. All share-based payments to employees and directors, including grants of employee stock options and restricted shares are recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. We recorded nil share-based compensation expenses in 2009 because no share options could be exercised prior to, or for a period of 180 days following, an effective initial public offering as defined in the plan. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses for the year ended December 31, 2010:

	For the Year Ended December 31, 2010
	(RMB in thousands)	(US$ in thousands)	(%)
Cost of revenues	1,390.2	210.6	5.8
Selling and marketing expense	834.1	126.4	3.5
General and administrative expense	21,904.4	3,318.9	90.7

Total share-based compensation expenses	24,128.7	3,655,9	100.0

Taxation

We expect to derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. In the past, we also derived net income from Jiangxi Desun and net loss from Xinwei. Both Jiangxi Desun and Xinwei were formerly our other operating subsidiaries in China. Jiangxi Desun and Xinwei ceased to be our subsidiaries from July 28, 2008 and December 28, 2007, respectively. In our discussion of the consolidated income statements for the years ended December 31, 2007 and 2008, we consolidated the financial results of the VIEs, which include Tiansheng, Hexing, Yangfan and Alvagen for the relevant periods. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008, and Tiansheng and Hexing were no longer VIEs as of September 30, 2008. As a result, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively. Prior to January 1, 2008, pursuant to the Income Tax Law of the People’s Republic of China for enterprises with Foreign Investment and Foreign Enterprises and Provisional Rules (collectively the “PRC Income Tax Laws”), our subsidiaries and the VIEs in China were generally subject to the EIT at a statutory rate of 33% on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Income Tax Laws.

As a foreign invested enterprise, each of Jiangxi Jinko and Zhejiang Jinko is entitled to a two-year tax exemption from PRC income taxes starting from the year in which it achieves a cumulative profit, and a 50% tax reduction for the succeeding three years thereafter. Jiangxi Jinko recorded loss for the year ended December 31, 2007. Jiangxi Desun became a foreign invested enterprise on April 10, 2007, and was exempt from income tax through December 31, 2007. Jiangxi Jinko and Zhejiang Jinko are both exempted from income tax from January 1, 2008 through December 31, 2009 and will be entitled to reduced income tax rate of 12.5% from January 1, 2010 to December 31, 2012. As PRC domestic enterprises, Xinwei, Yangfan, Tiansheng and Alvagen were subject to 33% statutory income tax in the past. Hexing was established in September 2007, and became a foreign invested enterprise since November 2007. Hexing was subject to statutory income tax at the rate of 33% in the year ended December 31, 2007 and 25% thereafter.

On March 16, 2007, the National People’s Congress enacted the EIT Law, which became effective on January 1, 2008. The EIT Law adopts a uniform enterprise income tax rate of 25% for domestic and foreign invested companies with effect from January 1, 2008. Pursuant to the EIT Law and related regulations, our subsidiaries and the VIEs in China are generally subject to enterprise income tax at a statutory rate of 25% starting from January 1, 2008, except Jiangxi Jinko and Zhejiang Jinko, whose tax holiday was grandfathered under the EIT Law. The first income tax exemption year for each of Jiangxi Jinko and Zhejiang Jinko commenced January 1, 2008.

In addition, under the EIT Law, an enterprise established outside China with “de facto management bodies” within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC enterprise income tax at the rate of 25% on its global income. Under the implementation regulations issued by the State Council of China relating to the EIT Law, the term “de facto management bodies” refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body” which are applicable to our company or Paker. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. In any event, our company and Paker do not have substantial income from operations outside of China, and we do not expect to derive substantial earnings from operations outside of China in the foreseeable future.

Under the EIT Law and its implementation rules, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. However, as 100% of the equity interest of Jiangxi Jinko and 25% of the equity interest of Zhejiang Jinko are owned directly by Paker, our Hong Kong subsidiary, and as Hong Kong has an arrangement with China under which the tax rate for dividend income is 5% provided that the beneficial owner of the dividends is a Hong Kong residents enterprise which directly owns at least a 25% share in the PRC subsidiary, if Paker continues to be deemed by PRC authorities as a non-resident enterprise and as the beneficial owner of the dividends paid by Jiangxi Jinko and Zhejiang Jinko to Paker, such dividends would be subject to a 5% withholding tax. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the State Administration of Taxation on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under bi-lateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefit.

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the State Council of China on December 13, 1993 and further amended on November 5, 2008, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. In addition, under the current Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for fixed assets used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

Under the Provisional Regulation, the exportation of certain goods is entitled to VAT export rebate. According to the Notice on Increasing the Export Rebate Rates on Textile, Electronic Information and Other Commodities issued by Ministry of Finance and the State Administration of Taxation on March 27, 2009, the export rebate rate on silicon wafer increased from 5% to 13% on April 1, 2009.

Under the current law of the Cayman Islands, we are not subject to any income or capital gains tax. In addition, dividend payments made by us are not subject to any withholding income tax in the Cayman Islands.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of our contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current and other conditions, our expectations regarding our future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing the consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Variable Interest Entities

Variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases, or other arrangements with the VIE. An entity that will absorb a majority of the expected losses of the VIEs if they occur, or receive a majority of the expected residual returns of the VIEs if they occur, or both, is considered the primary beneficiary of the VIE. The primary beneficiary must include the assets, liabilities and results of operations of the VIEs in its consolidated financial statements.

For each of the period from June 6, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, Jiangxi Desun and Jiangxi Jinko were the sole or predominant customers of Tiansheng, Hexing and Yangfan, which engaged in the procurement and processing of recoverable silicon materials. Historically, we purchased recoverable silicon materials from Tiansheng, Hexing and Yangfan at cost plus margin. In addition, during such periods, Alvagen bore certain general and administrative expenses on behalf of Jiangxi Desun and Jiangxi Jinko. We determined that Tiansheng, Hexing, Yangfan and Alvagen were VIEs and that we were the primary beneficiary of these VIEs from June 6, 2006 to September 30, 2008, September 3, 2007 to September 30, 2008, June 6, 2006 to September 1, 2008 and April 29, 2007 to September 1, 2008, respectively. The individual shareholders of the equity investment in the VIEs maintain their equity interest in the VIEs to the extent of the contributed registered capital amounts. In accordance with this determination, we have consolidated the results of operations and financial position of each of these VIEs in our consolidated financial statements until they were no longer VIEs or we were no longer their primary beneficiary after meeting certain criteria. The registered capital of the VIEs was recorded as noncontrolling interests in our consolidated balance sheet as of December 31, 2006 and 2007, respectively. The cumulative losses of Yangfan and Alvagen as of September 1, 2008 were recorded as additional paid-in capital in our consolidated balance sheet upon deconsolidation. The profits of Tiansheng and Hexing generated during 2008 net of prior year losses were recorded as non-controlling interests in our consolidated statement of operations for the year ended December 31, 2008.

On September 1, 2008, we entered into a cooperation termination agreement with Alvagen that terminated all business relationships and released all claims that either party may have. On September 1, 2008, Yangfan issued a letter of confirmation to confirm that it will not have any business relationship with us as Yangfan ceased its recoverable silicon material business in May 2008. Accordingly, we have determined that we were no longer primary beneficiary of Yangfan and Alvagen as of September 1, 2008, and as a result, we were no longer required to consolidate their financial results with ours as of the same date.

As of September 30, 2008, we had entered into substantially revised agreements with Hexing to place us and Hexing on ordinary commercial terms and terminated our relationship with Tiansheng when it became a supplier of Hexing. As of September 30, 2008, Tiansheng and Hexing had obtained additional capital injections from their equity owners, which enabled them to carry sufficient equity at risk to finance future operational activities without additional subordinated financial support from us. Accordingly we have determined that Tiansheng and Hexing were no longer VIEs as of September 30, 2008 and as a result, we were no longer required to consolidate their financial results with ours as of the same date.

Beginning from January 1, 2009, we renamed minority interests to non-controlling interests and reclassified non-controlling interests from the mezzanine to a separate line item in equity and applied the revised requirement presentation retrospectively to all periods presented for comparability.

Revenue recognition

Revenues represent the invoiced value of products sold, net of value added taxes (“VAT”). We offer to our customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. For the solar module sales contracts signed subsequent to October 1, 2010, we no longer offers the rights to return and refund to our customers. Actual returns were 0.2%, 0.1% and 0.2% of total sales for the years ended December 31, 2008, 2009 and 2010, respectively. Revenue from the sale of silicon ingots, solar wafer, solar cell, solar module and other silicon materials is generally recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed and determinable and collection of the related receivable is reasonably assured. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

We recognize revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

For part of our sales to customers, the terms of sales require the customers to make prepayment before delivery has occurred. Such prepayments are recorded as advances from customers in our consolidated financial statements, until the above criteria have been met.

In the PRC, VAT of 17% on the invoiced amount is collected in respect of sales of goods on behalf of the tax authorities. VAT collected from customers, net of VAT paid for purchases of raw materials and manufacturing equipments, is recorded as a tax payable in the consolidated balance sheet until it is paid to the authorities.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow-moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Provisions for inventories valuation were RMB11.4 million and RMB29.6 million (US$4.5 million) for the years ended December 31, 2009 and 2010, respectively.

In addition, we analyze our firm purchase commitments, which currently consist primarily of the long-term fixed price polysilicon supply agreements, at each period end. Provision is made in the current period when the anticipated inventory cost from future execution of such supply agreement is in excess of market.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	20 years

Machinery and equipment	10 years

Furniture, fixture and office equipment	3~5 years

Motor vehicles	4~5 years

Construction in progress primarily represents the construction of new production line in Zhejiang Jinko. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences. Interest costs are capitalized for qualifying assets. Interest costs capitalized for the years ended December 31, 2009 and 2010 were RMB0.2 million and RMB2.1 million (US$0.3 million), respectively.

The cost of maintenance and repairs is charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets for us were nil, nil and RMB5.4 million for the years ended December 31, 2008, 2009 and 2010.

Warranty cost

We typically sell our solar modules with either a 2-year or 5-year warranty for product defects and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, we are exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

We began the sales of solar modules in the first half of 2009 and have not experienced any material warranty claims to date in connection with declines in the power generation capacity of our solar modules or defects. We accrue the equivalent of 1% of gross revenues of solar modules as a warranty liability to accrue the estimated cost of our warranty obligations based on the common practice of peer companies in the solar industry. To the extent that actual warranty costs differ significantly from estimates, we will revise its warranty provisions accordingly. The provision for warranty cost as of December 31, 2009 and 2010 were RMB1.7 million and RMB33.4 million (US$5.1 million), respectively.

Share-based compensation

All share-based payments to employees and directors, including grants of employee stock options and restricted shares are recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The number of awards for which the service is not expected to be rendered during the requisite period should be estimated, and the related compensation cost is not recorded.

In March 2005, the U.S. Securities and Exchange Commission, or the SEC issued Staff Accounting Bulletin No.107, which we have applied in our accounting for share-based compensation. The Company has applied in its accounting for share-based compensation in accordance with ASC Topic 718 “Compensation—Stock Compensation” issued by Financial Accounting Standards Board, or FASB.

Taxation

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differentiate between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair value of financial instruments

We adopted the provisions of the fair value measurement guidance on January 1, 2008 for financial assets and liabilities. On January 1, 2009, we also adopted the same guidance for all non-financial assets and non-financial liabilities. We do not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). A hierarchy is established for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs. The implementation of the fair value measurement guidance did not result in any material changes to the carrying values of our financial instruments on the opening balance sheet on January 1, 2008 and 2009.

When available, we measure the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information we obtain from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimate the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in our estimate of fair value, thereby increasing or decreasing the amounts of the our consolidated assets, liabilities, equity and net income.

Our financial instruments consist principally of cash and cash equivalent, accounts and notes receivable, other receivables, prepayments and other current assets, short-term investments, restricted cash, accounts and notes payable, other payables and accruals, short-term borrowings, long-term payables relating to capital lease, long-term borrowings, guarantee liability, embedded derivative underlying the series B redeemable convertible preferred shares and foreign-exchange forward contracts. As of December 31, 2009 and 2010, the carrying values of these financial instruments approximated their fair values, with the exception of the embedded derivatives underlying the series B redeemable convertible preferred shares and foreign-exchange forward contracts.

Result of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2008	2008	2009	2009	2010	2010	2010
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)

Consolidated Statement of Operations Data:

Revenues	2,183,614.1	100.0	1,567,859.6	100.0	4,654,854.7	705,281.0	100.0
Sales of recovered silicon materials	902,249.0	41.4	28,039.4	1.8	—	—	—
Sales of silicon ingots	483,544.9	22.1	98.9	0.006	10,803.0	1,636.8	0.2
Sales of silicon wafers	794,860.1	36.4	1,102,232.8	70.3	909,647.4	137,825.4	19.5
Sales of solar cells	—	—	225,866.3	14.4	432,863.6	65,585.4	9.3
Sales of solar modules	—	—	182,015.1	11.6	3,247,825.6	492,094.8	69.8
Processing service fees	2,960.1	0.1	29,607.1	1.9	53,715.1	8,138.7	1.2
Cost of revenues	(1,872,088.7)	(85.7)	(1,337,647.5)	(85.3)	(3,297,468.9)	(499,616.5)	(70.8)
Gross profit	311,525.5	14.3	230,212.1	14.7	1,357,385.8	205,664.5	29.2
Total operating expenses	(40,271.7)	(1.9)	(107,739.4)	(6.9)	(367,463.5)	(55,676.3)	(7.9)
Income from operations	271,253.8	12.4	122,472.6	7.8	989,922.3	149,988.2	21.3
Interest expenses, net	(6,323.9)	(0.3)	(29,936.8)	(1.9)	(64,268.4)	(9,737.6)	(1.4)
Subsidy income	637.3	0.0	8,569.1	0.5	15,696.6	2,378.3	0.3
Investment (loss)/gain	(10,165.5)	(0.5)	82.1	0.005	60.1	9.1	0.001
Exchange loss	(4,979.8)	(0.2)	(2,181.5)	(0.1)	(10,143.4)	(1,536.9)	(0.2)
Other expenses, net	(490.1)	(0.0)	(1,338.6)	(0.1)	(1,357.9)	(205.7)	(0.03)
Change in fair value of forward contracts	—	(0.0)	—	(0.0)	98,039.4	14,854.4	2.0
Change in fair value of embedded derivatives	(29,812.7)	(1.4)	(13,599.3)	(0.9)	54.9	8.3	0.1
Income before income taxes	220,119.1	10.0	84,067.6	5.4	1,028,003.6	155,758.1	22.1
Income tax (expense)/benefit	(822.3)	(0.0)	1,342.0	0.1	(146,130.4)	(22,141.0)	(3.1)
Net income	219,296.8	10.0	85,409.6	5.4	881,873.2	133,617.2	18.9
Less: Net income attributable to the non-controlling interests	(576.8)	(0.0)	—	—	—	—	—
Net income attributable to JinkoSolar Holding Co., Ltd.	218,720.0	10.0	85,409.6	5.4	881,873.2	133,617.2	18.9

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our revenues increased by 196.9% from RMB1,567.9 million for the year ended December 31, 2009 to RMB4,654.9 million (US$705.3 million) for the year ended December 31, 2010, primarily due to an increase in the sales of solar modules as we commenced solar module and solar cell manufacturing in the second half of 2009, which was partially offset by a decrease in the average selling prices of some of our products. The significant increase in our sales of solar modules and solar cells also reflected an increase in demand for solar power products in the global market.

Our sales of recovered silicon materials was RMB28.0 million in 2009, compared with nil in 2010, primarily because we stopped selling self-produced recovered silicon materials to customers and retained all self-produced recovered silicon materials for our own use in our vertically-integrated production process.

Our sales of silicon ingots increased from RMB98,882 for the year ended December 31, 2009 to RMB10.8 million (US$1.6 million) for the year ended December 31, 2010, primarily because although we retained a substantial portion of our silicon ingots for use in our vertically-integrated production process, we sold silicon ingots to certain customers from time to time to optimize the utilization of our increased production capacity, which resulted in an increase in sales volume of silicon ingots from 0.01 MW for the year ended December 31, 2009 to 0.7 MW for the year ended December 31, 2010. The average selling price for our silicon ingots increased by 130.9% from 2009 to 2010.

Our sales of silicon wafers decreased by 17.5% from RMB1,102.2 million for the year ended December 31, 2009 to RMB909.6 million (US$137.8 million) for the year ended December 31, 2010, primarily because we retained a substantial majority of our output of silicon wafers for our own solar cell production to capture the efficiencies of our vertically-integrated production process and we also terminated all of our long-term supply contracts with our silicon wafer customers in 2010, which resulted in a decrease in sales volume of silicon wafers from 180.4 MW for the year ended December 31, 2009 to 157.2 MW for the year ended December 31, 2010. The average selling price for our silicon wafers decreased by 4.9% from 2009 to 2010.

Our sales of solar cells increased by 91.6% from RMB225.9 million for the year ended December 31, 2009 to RMB432.9 million (US$65.6 million) for the year ended December 31, 2010, primarily because we commenced production and sales of solar cells in July 2009 and rapidly increased production capacity afterwards. Sales volume of our solar cells increased from 27.3 MW for the year ended December 31, 2009 to 55.1 MW for the year ended December 31, 2010. In 2010, we also retained a substantial portion of our output of solar cells for our own solar module production to capture the efficiencies of our vertically-integrated production process. The increase in sales of solar cells was partially offset by a decrease of 4.8% in the average selling prices of solar modules from 2009 to 2010.

Our sales of solar modules increased by 1,684.4% from RMB182.0 million for the year ended December 31, 2009 to RMB3,247.8 million (US$492.1 million) for the year ended December 31, 2010, primarily because we commenced production and sales of solar modules in August 2009 and rapidly increased production capacity afterwards. Sales volume of our solar modules increased from 14.4 MW for the year ended December 31, 2009 to 265.4 MW for the year ended December 31, 2010. The increase in sales of solar modules was partially offset by a decrease of 3.9% in the average selling price of solar modules from 2009 to 2010.

Our processing service fee increased by 81.4% from RMB29.6 million for the year ended December 31, 2009 to RMB53.7 million (US$8.1 million) for the year ended December 31, 2010, primarily because we continued to maximize the utilization of our production capacity for the production of our own products, while providing processing services to customers with our excess capacity from time to time on a limited basis.

Cost of Revenues. Our cost of revenues increased by 146.5% from RMB1,337.6 million for the year ended December 31, 2009 to RMB3,297.5 million (US$499.6 million) for the year ended December 31, 2010, in line with our significant business expansion in 2010, primarily due to the increased sales of our products and partially offset by the decline in our average cost of silicon materials.

Gross Profit. Our gross profit increased by 489.6% from RMB230.2 million for the year ended December 31, 2009 to RMB1,357.4 million (US$205.7 million) for the year ended December 31, 2010. Our gross margin increased by 98.6% from 14.7% for the year ended December 31, 2009 to 29.2% for the year ended December 31, 2010, primarily due to our increased vertical integration which has extended our product mix to downstream solar cell and solar module production and drove down average manufacturing cost per watt.

Operating Expenses. Our operating expenses increased by 241.1% from RMB107.7 million for the year ended December 31, 2009 to RMB367.5 million (US$55.7 million) for the year ended December 31, 2010, primarily due to the increase in our general and administrative expenses and selling and marketing expenses. Our general and administrative expenses increased by 95.1% from RMB85.1 million for the year ended December 31, 2009 to RMB166.0 million (US$25.2 million) for the year ended December 31, 2010, primarily due to (i) the recognition of share-based compensation expenses of RMB21.9 million (US$3.3 million) as compared to nil in 2009 and (ii) the increase in salaries due to the increase in the number of our employees as we hired additional employees in line with our expansion. Our selling and marketing expenses increased by 915.2% from RMB16.7 million for the year ended December 31, 2009 to RMB169.8 million (US$25.7 million) for the year ended December 31, 2010, primarily due to our increased transportation expenses in line with the increased export sales as well as the increased commission expenses and warranty cost in line with increased sales of solar modules. In addition, our research and development expenses increased by 436.1% from RMB5.9 million for the year ended December 31, 2009 to RMB31.6 million (US$4.8 million) for the year ended December 31, 2010, primarily due to our increased research and development efforts, in particular, on solar cells and solar modules.

Income from Operations. As a result of the foregoing, our income from operations increased by 708.3% from RMB122.5 million for the year ended December 31, 2009 to RMB989.9 million (US$150.0 million) for the year ended December 31, 2010. Our operating profit margin increased by 172.2% from 7.8% for the year ended December 31, 2009 to 21.3% for the year ended December 31, 2010.

Interest Expenses, Net. Our net interest expenses increased by 114.7% from RMB29.9 million for the year ended December 31, 2009 to RMB64.3 million (US$9.7 million) for the year ended December 31, 2010, primarily due to a significant increase in our average balance of short-term borrowings, which results from the increase of our capital expenditure and working capital requirements in line with our expansion plan.

Subsidy Income. Our subsidy income increased by 83.2% from RMB8.6 million for the year ended December 31, 2009 to RMB15.7 million (US$2.4 million) for the year ended December 31, 2010, primarily due to the increase of subsidies in line with our expansion plan and our increased export sales.

Exchange Loss. Our exchange loss increased by 365.0% from RMB2.2 million for the year ended December 31, 2009 to RMB10.1 million (US$1.5 million) for the year ended December 31, 2010, primarily due to the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables for the relevant period.

Other Income/(Expense), Net. Our net other expenses increased by 1.4% from RMB1.3 million for the year ended December 31, 2009 to RMB1.4 million (US$0.2 million) for the year ended December 31, 2010.

Change in fair value of forward contracts. We recognized a gain of RMB98.0 million (US$14.9 million) as a result of change in fair value of foreign currency forward contracts for the year ended December 31, 2010, primarily because we entered into several foreign-exchange forward contracts with certain local banks to reduce volatility caused by foreign currency fluctuations in 2010. For the year ended December 31, 2009, the change in fair value of our forward contracts did not give rise to cash gain or loss.

Change in fair value of embedded derivatives. We realized a non-cash gain relating to change in fair value of embedded derivatives of RMB54,938 (US$8,234) for the year ended December 31, 2010, compared to a non-cash charge relating to change in fair value of embedded derivatives recognized in earnings of RMB13.6 million in 2009, primarily because all of our series B redeemable convertible preferred shares were automatically converted into ordinary shares upon completion of our initial public offering on May 19, 2010.

Income tax (expense)/benefit. We had total tax benefits of RMB1.3 million for the year ended December 31, 2009, compared with our income tax expense of RMB146.1 million (US$22.1 million) for the year ended December 31, 2010, primarily because Jiangxi Jinko and Zhejiang Jinko were exempted from income tax as foreign-invested enterprises in 2009 and subject to income tax at the rate of 12.5% in 2010, which resulted in the increase in effective income tax rate in 2010.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased by 932.5% from RMB85.4 million for the year ended December 31, 2009 to RMB881.9 million (US$133.6 million) for the year ended December 31, 2010. Our net profit margin increased from 5.4% for the year ended December 31, 2009 to 18.9% for the year ended December 31, 2010.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues. Our revenues decreased by 28.2% from RMB2,183.6 million for the year ended December 31, 2008 to RMB1,567.9 million for the year ended December 31, 2009, primarily because industry demand and market prices of our products were seriously affected by the global economic crisis and credit market contraction from the second half of 2008 through the first half of 2009, partially offset by the effect of the change in our product mix and increase in the sales volume of silicon wafers, solar cells and solar modules.

Our sales of recovered silicon materials decreased by 96.9% from RMB902.2 million for the year ended December 31, 2008 to RMB28.0 million for the year ended December 31, 2009, primarily because, commencing in 2009, we retained a substantial majority of our output of recovered silicon materials for our own silicon wafer production to capture the efficiencies of our vertically-integrated production process, which resulted in a decrease in sales volume of recovered silicon materials from 397.9 metric tons in 2008 to 11.7 metric tons in 2009. Our sales of recovered silicon materials during 2009 were contracted in December 2008 and the sales were made in the first quarter of 2009, and did not fully reflect the significant decrease in selling prices that occurred in 2009.

Our sales of silicon ingots decreased from RMB483.5 million for the year ended December 31, 2008 to RMB98,882 for the year ended December 31, 2009, primarily because, commencing in 2009, we retained a substantial majority of our output of silicon ingots for our own silicon wafer production to capture the efficiencies of our vertically-integrated production process, which resulted in a decrease in sales volume of silicon ingots from 33.1 MW for the year ended December 31, 2008 to 0.01 MW for the year ended December 31, 2009. Average selling prices also decreased by 53.4% from the year ended December 31, 2008 to the year ended December 31, 2009.

Our sales of silicon wafers increased by 38.7% from RMB794.9 million for the year ended December 31, 2008 to RMB1,102.2 million for the year ended December 31, 2009, primarily because we commenced production of monocrystalline wafers in March 2008 and multicrystalline wafers in July 2008. As a result, our sales volumes of silicon wafers increased by 251.0% from 51.4 MW for the year ended December 31, 2008 to 180.4 MW for the year ended December 31, 2009. The increase in sales of silicon wafers was partially offset by a 60.6% decrease in average selling prices for the year ended December 31, 2009 compared to the year ended December 31, 2008.

Our sales of solar cells for the year ended December 31, 2009 were RMB225.9 million as we commenced production and sales of solar cells in July 2009. We sold 27.3 MW of solar cells for the year ended December 31, 2009.

Our sales of solar modules for the year ended December 31, 2009 were RMB182.0 million as we commenced production and sales of solar modules in August 2009. We sold 14.4 MW of solar modules for the year ended December 31, 2009.

Our processing service fee increased from RMB3.0 million for the year ended December 31, 2008 to RMB29.6 million for the year ended December 31, 2009, primarily because we employed excess capacity to process multicrystalline wafers for our customers for the year ended December 31, 2009. In the year ended December 31, 2008, our processing service fees were derived from processing multicrystalline ingots for our customers on a limited scale as we did not have substantial excess capacity during such period. We intend to continue to maximize the utilization of our production capacity for the production of our own products, while providing processing services with our excess capacity from time to time on a limited basis.

Cost of Revenues. Our cost of revenues decreased by 28.6% from RMB1,872.1 million for the year ended December 31, 2008 to RMB1,337.6 million for the year ended December 31, 2009, primarily due to the decrease in the purchase prices of silicon raw materials, partially offset by the effect of our changing product mix and increase in the volume of silicon raw materials purchased in line with our increased production scale. Depreciation of property, plant and equipment increased by 241.9% from RMB12.8 million for the year ended December 31, 2008 to RMB43.8 million for the year ended December 31, 2009 as we acquired additional equipment and facilities to expand our production capacity and product line in 2009. As we continue to expand our operations, we expect depreciation of property, plant and equipment to continue to increase in the future.

Gross Profit. Our gross profit decreased by 26.1% from RMB311.5 million for the year ended December 31, 2008 to RMB230.2 million for the year ended December 31, 2009. Our gross margin increased from 14.3% for the year ended December 31, 2008 to 14.7% for the year ended December 31, 2009, primarily due to our product mix upgrade.

Operating Expenses. Our operating expenses increased by 167.2% from RMB40.3 million for the year ended December 31, 2008 to RMB107.7 million for the year ended December 31, 2009, primarily due to the increase in our general and administrative expenses and selling and marketing expenses. Our general and administrative expenses increased by 119.9% from RMB38.7 million for the year ended December 31, 2008 to RMB85.1 million for the year ended December 31, 2009, primarily attributable to (i) non-cash compensation expenses of RMB20.9 million recognized in the year ended December 31, 2009 and (ii) the increase in salaries due to the increase in the number of our employees as we hired additional employees in line with the expansion of our operation. The compensation expenses we recognized for the year ended December 31, 2009 as a result of the June 2009 Modification and the September 2009 Modification were non-cash charges which had no impact on our cash flow. Our selling and marketing expenses increased significantly from RMB1.2 million for the year ended December 31, 2008 to RMB16.7 million for the year ended December 31, 2009, primarily because we significantly increased our sales and marketing efforts by providing samples and undertaking additional marketing activities as we expanded our product line further down the solar power value chain for the year ended December 31, 2009. In addition, our research and development expenses increased from RMB0.4 million for the year ended December 31, 2008 to RMB5.9 million for the year ended December 31, 2009 in line with our increased research and development efforts, in particular, on solar cells and solar modules.

Income from Operations. As a result of the foregoing, our income from operations decreased by 53.8% from RMB271.3 million for the year ended December 31, 2008 to RMB125.3 million for the year ended December 31, 2009. Our operating profit margin decreased from 12.4% for the year ended December 31, 2008 to 8.0% for the year ended December 31, 2009.

Interest Expenses, Net. Our net interest expenses increased from RMB6.3 million for the year ended December 31, 2008 to RMB29.9 million (US$4.4 million) for the year ended December 31, 2009, primarily due to a significant increase in our average balance of short-term and long-term borrowings. The average balance of our short-term and long-term borrowings increased significantly from 2008 to 2009 as our capital expenditure and working capital requirements increased, primarily due to the acquisition of Zhejiang Jinko, expansion of our solar cell and solar module production capacity and commencement of sales of solar modules on credit terms in line with market practice.

Subsidy Income. We received government subsidies totaling RMB8.6 million, including subsidies for the expansion of our production scale, technology upgrades and development of export markets, for the year ended December 31, 2009; while for the year ended December 31, 2008, we received government subsidies of RMB0.6 million, including the government grant Jiangxi Desun received to mitigate its losses resulting from severe winter weather conditions in early 2008.

Investment Loss. In July 2008, we disposed of Paker’s 27.02% equity interest in Jiangxi Desun in connection with our 2008 Restructuring and recorded a loss of RMB10.2 million from such disposal, whereas there was no corresponding investment loss in 2009.

Exchange Loss. We incurred foreign exchange loss of RMB2.2 million for the year ended December 31, 2009 primarily due to the effect of the appreciation of the Japanese Yen against Renminbi on our Japanese Yen denominated payables. We incurred foreign exchange loss of RMB5.0 million for the year ended December 31, 2008 as a third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi in 2008.

Other Expenses, Net. Our net other expenses increased by 160.0% from RMB0.5 million for the year ended December 31, 2008 to RMB1.3 million for the year ended December 31, 2009, primarily due to a RMB1.0 million donation we made in the year ended December 31, 2009.

Change in fair value of embedded derivatives. We had non-cash charges relating to change in fair value of derivatives recognized in earnings of RMB13.6 million and RMB29.8 million for the years ended December 31, 2009 and 2008, respectively.

Income tax (expense)/benefit. Our income taxes was RMB0.8 million for the year ended December 31, 2008 because Tiansheng and Yangfan, two of the former VIEs that were consolidated by us until September 30, 2008 and September 1, 2008, respectively, incurred income tax expenses for the year ended December 31, 2008. We had total tax benefits of RMB1.3 million for the year ended December 31, 2009 resulting from the provisions we made in 2009 which would be deductible in the future. Jiangxi Jinko and Zhejiang Jinko were exempted from income tax as foreign-invested enterprises in 2009.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB218.7 million for the year ended December 31, 2008 to RMB85.4 million for the year ended December 31, 2009. Our net profit margin decreased from 10.0% for the year ended December 31, 2008 to 5.4% for the year ended December 31, 2009.

B.	Liquidity and Capital Resources

We have financed our operations primarily through equity contributions from our shareholders, issuance of preferred shares, the net proceeds of our initial public offering and follow-on offering, cash flow generated from operations as well as short-term and long-term borrowings.

As of December 31, 2009 and 2010, we had RMB152.5 million and RMB521.2 million (US$79.0 million), respectively, in cash and cash equivalents, RMB72.8 million and RMB416.8 million (US$63.1 million) in restricted cash and RMB576.1 million and RMB1,171.8 million (US$177.5 million), respectively, in outstanding short-term borrowings and long-term borrowings repayable within one year. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for us for our general purposes. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials. Of the available cash as of December 31, 2010, we have committed approximately RMB1,725.2 million (US$261.4 million) to our production capacity expansion plan in 2011. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

We had total bank credit facilities of RMB3,247.0 million (US$492.0 million) with various banks, of which RMB2,357.1 million (US$357.1 million) were drawn down and RMB889.9 million (US$134.8 million) were available as of December 31, 2010.

We had short-term and long-term borrowings due within one year of RMB576.1 million and RMB1,171.8 million (US$177.5 million) as of December 31, 2009 and 2010, respectively. As of December 31, 2010, our short-term borrowings outstanding of RMB111.8 million, RMB104.5 million and RMB16.5 million were denominated in Euros, U.S. Dollars and Swiss Francs bearing a weighted average interest rates of 2.72%, 3.26%, and 3.04% per annum, respectively. Our RMB-denominated short-term borrowings outstanding as of December 31, 2009 and 2010 bore interest at average rates of 5.19% and 4.70%, respectively. None of our short-tem bank borrowings had financial covenants or restrictions other than security interests over significant amount of our assets. We pledged equipment of a total net book value of RMB309.1 million (US$46.8 million) as of December 31, 2010 and mortgaged 144,779.52 square meters of our facilities to secure repayment of our short-term borrowings of RMB140.0 million (US$21.2 million). As of December 31, 2009 and 2010, outstanding short-term borrowings guaranteed by our founders were RMB209.0 million and RMB273.0 million (US$41.4 million), respectively. Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any financial difficulty with respect to repayment of our borrowings. As of December 31, 2010, RMB326.2 million (US$49.4 million) of our short-term borrowing was trade financing and could be carried over.

Since December 31, 2010, we have entered into additional short-term loan contracts in an aggregate principal amount of RMB2,195.4 million (US$332.6 million), most of which are either secured by mortgage of real property, equipment and land use rights.

We had long-term borrowings of RMB348.8 million and RMB269.3 million (US$40.8 million) as of December 31, 2009 and 2010, respectively. Our long-term borrowings outstanding as of December 31, 2009 and 2010 bore interest at average rates of 5.41% and 5.54%, respectively. In connection with most of our long-term borrowings, we have either sought guarantees by third parties or granted security interests over significant amounts of our assets. As of December 31, 2010, we pledged equipment of a total net book value of RMB348.4 million (US$52.8 million) as of December 31, 2010 and mortgaged 420,015.8 square meters of our facilities to secure repayment of our borrowings of RMB381.0 million (US$57.7 million). As of December 31, 2009 and 2010, outstanding long-term borrowings guaranteed by our founders were RMB230.0 million and RMB200.0 million (US$30.3 million), respectively. Long-term loans in the amount of RMB110.0 million (US$16.7 million), RMB250.0 million (US$37.9 million) and RMB20.0 million (US$3.0 million) will be due for repayment upon maturity in 2011, 2012 and 2013, respectively.

On March 31, 2011, Zhejiang obtained two syndicated loans with an aggregate principal amount of RMB600 million (US$91.0 million) from a group of PRC banks, of which RMB200 million (US$30.3 million) will be used as working capital and another RMB400 million (US$60.6 million) will be used to fund our construction projects. These loans are collateralized with Zhejiang Jinko’s land use rights and equipment and guaranteed by Jiangxi Jinko. Under these loan agreements, Zhejiang Jinko is prohibited from paying dividends until full repayment of the syndicated loans with a final maturity date of December 15, 2013. As of the date of this annual report, the drawdown amount of these syndicated loans is RMB175 million (US$26.5 million) in total, of which RMB100 million (US$15.2 million) is with repayment term of less than one year, and RMB75 million (US$11.4 million) is with repayment term of one year or above.

We issued two tranches of RMB-denominated unsecured one-year short-term bonds with an aggregate principal amount of RMB600 million with the PRC National Association of Financial Market Institutional Investors, or NAFMI. The first tranche was issued on January 13, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.28% per annum, and will mature on January 14, 2012. For the first tranche, approximately 83% of the proceeds will be used as working capital and the remaining 17% will be utilized for the prepayment of bank loans of higher interest rates. The second tranche was issued on March 22, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.60% per annum, and will mature on March 23, 2012. For the second tranche, all the proceeds will be used as working capital.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010	2010
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash (used in) provided by operating activities	(243,828.5)	(76,296.8)	230,413.1	34,911.1
Net cash (used in) investing activities	(333,753.0)	(400,157.1)	(1,552,545.2)	(235,234.1)
Net cash provided by financing activities	581,520.7	601,288.9	1,696,817.2	257,093.5
Net increase (decrease) in cash and cash equivalents	81.4	125,156.0	368,725.2	55,867.5
Cash and cash equivalents at the beginning of the year	27,242.2	27,323.6	152,479.6	23,103.0
Cash and cash equivalents at the end of the year	27,323.6	152,479.6	521,204.8	78,970.4

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2010 was RMB230.4 million (US$34.9 million), consisting primarily of (i) net income of RMB881.9 million (US$133.6 million), (ii) increase in accounts payable of RMB282.5 million (US$42.8 million), (iii) increase in other payables and accruals of RMB161.9 million (US$24.5 million) and (iv) increase in advances from third-party customers of RMB128.4 million (US$19.5 million), partially offset by (i) increase in inventories of RMB603.9 million (US$91.5 million), (ii) increase in accounts receivable of RMB374.0 million (US$56.7 million), (iii) increase in prepayments and other current assets of RMB282.5 million (US$42.8 million) and (iv) decrease in advances to suppliers of RMB252.4 million (US$38.2 million).

Net cash used in operating activities for the year ended December 31, 2009 was RMB76.3 million, consisting primarily of (i) increase in accounts receivable of RMB143.6 million (ii) decrease in advances from third party customers of RMB139.6 million and (iii) increase in prepayments and other current assets of RMB76.8 million, partially offset by (i) net income of RMB85.4 million, adding back the non-cash charges relating to change in fair value of derivatives recognized in earnings of RMB13.6 million and the non-cash compensation expenses of RMB20.9 million, (ii) increase in accounts payable of RMB66.5 million and (iii) depreciation of property, plant and equipment of RMB43.8 million.

Net cash used in operating activities for the year ended December 31, 2008 was RMB243.8 million, reflecting the rapid growth of our business and the corresponding demand on working capital, consisting primarily of (i) increase in inventories of RMB249.2 million as we increased our inventories to meet production output, (ii) increase in advance to suppliers of RMB222.4 million to secure raw materials for our increased production output, (iii) decrease in advances from a related party of RMB92.4 million because we delivered several shipments to a subsidiary of ReneSola, which offset the advances, and (iv) increase in accounts receivables of RMB90.4 million because we started to sell products to our customers on credit terms, partially offset by (i) decrease in other receivables from related parties of RMB48.5 million, (ii) increase in advances from third party customers of RMB22.7 million, (iii) increase in other payables and accruals of RMB33.4 million, and (iv) net income of RMB219.3 million, adding back the non-cash charges relating to change in fair value of derivatives recognized in earnings of RMB29.8 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2010 was RMB1,552.6 million (US$235.2 million), consisting primarily of (i) purchase of property, plant and equipment and land use rights of RMB1,345.5 million (US$203.9 million) and (ii) increase in restricted cash of RMB222.5 million (US$33.7 million), partially offset by cash collected for short-term investment, which mainly represented deposits with maturity of more than three months.

Net cash used in investing activities for the year ended December 31, 2009 was RMB400.2 million, consisting primarily of (i) purchase of property, plant and equipment and land use rights of RMB285.3 million, (ii) net cash paid for our acquisition of Zhejiang Jinko of RMB69.2 million after deduction of Zhejiang Jinko’s cash balance, and (iii) cash paid for short-term investment of RMB50.4 million, which mainly represented bank time deposits pledged to banks as collateral for issuance of bank acceptance notes for purchase of raw materials.

Net cash used in investing activities for the year ended December 31, 2008 was RMB333.8 million, consisting primarily of (i) purchase of property, plant and equipment of RMB319.2 million, (ii) purchase of land use rights of RMB98.9 million, (iii) cash outflow from deconsolidation of VIEs of RMB13.3 million and (iv) increase in restricted cash of RMB9.7 million, partially offset by cash received from disposal of our equity interest in Jiangxi Desun of RMB92.0 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2010 was RMB1,696.8 million (US$257.1 million), consisting primarily of (i) borrowings from third parties of RMB2,471.1 million (US$374.4 million) and (2) proceeds from public offerings of ordinary shares of RMB814.3 million (US$123.4 million), partially offset by repayment of borrowings to third parties of RMB1,955.4 million (US$296.3 million).

Net cash provided by financing activities for the year ended December 31, 2009 was RMB601.3 million, consisting primarily of borrowings from third parties of RMB1,295.0 million, partially offset by repayment of borrowings to third parties of RMB681.7 million.

Net cash provided by financing activities for the year ended December 31, 2008 was RMB581.5 million, consisting primarily of (i) net proceeds from issuance of series A redeemable convertible preferred shares of RMB163.5 million, (ii) net proceeds from issuance of series B redeemable convertible preferred shares of RMB235.4 million and (iii) cash from borrowings from third parties of RMB298.7 million, partially offset by (i) repayments of borrowings to third parties of RMB111.2 million and (ii) repayment of borrowings to related parties of RMB10.1 million.

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations,” and “Item 4. Information on the Company—B. Business Overview—Regulation—Dividend Distribution.”

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB418.1 million, RMB285.3 million and RMB1,345.5 million (US$203.9 million) in 2008, 2009 and 2010, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon ingots and wafers, solar cells and modules, and acquire land use rights. We expect our capital expenditures to increase in the future as we expand our solar module business. We estimate that our capital expenditures in 2011 will be approximately RMB2.3 billion, primarily for manufacturing capacity expansion. As of December 31, 2010, we had annual silicon wafer, solar cell and solar module production capacity of approximately 600 MW each and achieved fully vertically-integrated solar module production. We expect to continue to expand our fully vertically-integrated solar module production capacity to reach 1.5 GW by the end of 2011. The specific size of the increase will be based on market visibility in both customer demand and the commercial lending environment in our respective sales markets, as well as the factor identified in risk factors entitled “Our failure to successfully execute our business expansion plans could have a material adverse effect on the growth of our sales and earnings”. We are implementing a strategy to focus on preserving cash, which includes reducing costs and reviewing and taking a prudent approach to our capital expansion plan. Accordingly, we cannot assure you that we will not revise our capacity expansion plan after we finalize our review.

We will seek to optimize our capital structure to finance our capital expenditures in the most efficient manner and to prudently maximize shareholder return. We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity or debt securities or borrow from banks. However, we cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board, or the FASB issued a final Accounting Standards Update (ASU) that sets forth additional requirements and guidance regarding disclosures of fair value measurements. ASU 2010-06, Improving Disclosures about Fair Value Measurements, amends the FASB Codification to require gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of ASC 820-10, Fair Value Measurements and Disclosures – Overall, on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. There was a significant change in the final guidance as compared to the proposed ASU issued in August 2009. The final ASU does not require a sensitivity analysis for Level 3 measurements. The new requirements and guidance are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 roll forward which is effective for fiscal years beginning after December 15, 2010 (including interim periods within those fiscal years). We do not expect the adoption of the amended disclosure requirement related to presentation of Level 3 fair valuation measurement and details of transfers in and out of Level 1 and 2 fair value measurements will have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the disclosure requirements for reissued financial statements has been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. Conduit bond obligors will be required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. We do not expect the adoption of the amended recognition and disclosure requirement of subsequent events will have a material impact on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-10 (ASU 2010-10), “Consolidation (Topic 810).” The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board (“IASB”) for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity’s first annul period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application it not permitted. The provisions of ASU 2010-10 are effective for us beginning in 2010. The adoption of ASU 2010-10 did not have a material impact on our consolidated financial statements. We do not expect the adoption of the amended consolidation requirement will have a material impact on our consolidated financial statements.

In March 2010, the FASB issued Accounting Standards Update 2010-11 (ASU 2010-11), “Derivative and Hedging (Topic 815).” All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts. ASU 2010-11 is effective at the beginning of the reporting entity’s first fiscal quarter beginning after June 15, 2010. We are currently evaluating the impact of this accounting update on our consolidated financial statements. We are currently evaluating the impact of this accounting update on our consolidated financial statements. We do not expect the adoption of the Accounting Standards update will have a material impact on our consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles — Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. We do not expect the adoption of the Accounting Standards update will have a material impact on our consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus addresses diversity in practice in applying pro forma revenue and earnings disclosure requirements for business combinations. The EITF concluded that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. We do not expect the adoption of the Accounting Standards update will have a material impact on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency and the quality of our products. As of December 31, 2010, our research and development team consisted of 342 experienced researchers and engineers.

As of December 31, 2010, Jiangxi Jinko employed 81 experienced engineers at our research and development laboratory located at its new expansion facilities in the Shangrao Economic Development Zone, focusing on enhancing our product quality, improving production efficiency and increasing the conversion efficiency of solar power products including silicon wafers, solar cells and solar modules. We have developed a furnace reloading production process that enables us to increase the size of our ingots while lowering our unit production costs by increasing the production output of our furnaces and reducing unit costs of consumables, such as crucibles and argon, and utilities. Through our processing technology, we have improved our wire saws to enhance the quality of silicon wafers and cut silicon ingots into silicon wafers with thicknesses of a higher degree of consistency. In addition, our high-precision wire sawing techniques enable us to reduce the sizes of ingot tops and tails as well as other off-cuts during the cutting process, thereby allowing us to increase the number of silicon wafers produced from each silicon ingot block.

As of December 31, 2010, Zhejiang Jinko also employed 261 experienced engineers for research and development focusing on optimizing the solar cell production lines, selection of equipment and improving the quality of our solar cells. Our research and development team at Zhejiang Jinko has significantly improved the efficiency of our solar cell production lines and improved the quality of our products since our acquisition of Zhejiang Jinko.

In addition to our full time research and development team, we also involve employees from our manufacturing department to work on our research and development projects on a part-time basis. We plan to enhance our research and development capability by recruiting additional experienced engineers specialized in the solar power industry. Certain members of our senior management spearhead our research and development efforts and set strategic directions for the advancement of our products and manufacturing processes.

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint photovoltaic materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. For the years ended December 31, 2008, 2009 and 2010, our research and development expenses were approximately RMB0.4 million, RMB5.9 million and RMB31.6 million (US$4.8 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we had eight patents and 17 pending patent applications in China. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies.

We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we had been granted eight trademarks in the PRC, such as “ ,” “ ”, and “ ”, and seven trademarks in Hong Kong and Taiwan, including “ ”, “ ” and “ ”. We also have two trademarks registered in WIPO. Currently, we had 12 pending trademark applications in the PRC.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2010 to December 31, 2010 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

On June 13, 2009, Jiangxi Jinko entered into the Heji Loan Agreement with Heji Investment for loans with an aggregate principal amount of up to RMB100 million with a term of three years. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million through Agricultural Bank of China. In connection with the Heji Loan Agreement, Heji Investment required Jiangxi Jinko to enter into a guarantee agreement with JITCL on May 31, 2009 for Heji Investment’s own payment obligations under its separate entrusted loan agreement with JITCL, under which JITCL extended a loan to Heji Investment in the principal amount of RMB50 million for a term of three years.

We have no other outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. We have not entered into nor do we expect to enter into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(RMB in thousands)
Long-Term Debt Obligations	380,000.0	110,000.0	270,000.0	—	—
Operating Lease Obligations	15,340.7	4,671.7	4,520.3	3,738.8	2,409.9
Purchase Obligations	532,580.4	288,912.7	109,032.6	107,708.1	26,927.0
Capital Commitment	1,735,103.8	1,725,211.7	9,892.1	—	—

Total	2,663,024.9	2,128,796.1	393,445.0	111,446.9	29,336.9

G.	Safe Harbor

We make “forward-looking statements” throughout this annual report, such as our expected manufacturing capacity in 2011 and our estimated average selling prices of our wafer products in 2011. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. “Item 3. Key Information—D. Risk Factors” describes the principal contingencies and uncertainties to which we believe we are subject. You should not place undue reliance on these forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position

Xiande Li	35	Chairman of the board of directors
Kangping Chen	38	Director and chief executive officer
Xianhua Li	37	Director and vice president
Wing Keong Siew	59	Independent director
Haitao Jin	57	Independent director
Zibin Li	71	Independent director
Steven Markscheid	57	Independent director
Longgen Zhang	46	Chief financial officer
Arturo Herrero	39	Chief marketing officer
Guoxiao Yao	48	Chief technology officer
Musen Yu	62	Vice president
Zhiqun Xu	44	Vice president

Mr. Xiande Li is a founder of our company, the chairman of our board of directors and the chairman of the board of directors of Jiangxi Jinko. Prior to founding our company, he served as the marketing manager at Zhejiang Yuhuan Solar Energy Source Co., Ltd. from 2003 to 2004, where his responsibilities included overseeing and optimizing day-to-day operations. From 2005 to 2006, he was the chief operations supervisor of ReneSola, a related company listed on the AIM market of the London Stock Exchange in 2006, then dual listed on the NYSE in 2008, where he was in charge of marketing and operation management. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

Mr. Kangping Chen is a founder, director and the chief executive officer of our company as well as the general manager of Jiangxi Jinko. Prior to founding our company, he was the chief financial officer of Zhejiang Supor Cookware Company Ltd., a company listed on the PRC A share market, from October 2003 to February 2008, where his major responsibilities included establishing and implementing its overall strategy and annual business plans. Mr. Chen is the brother-in-law of Mr. Xiande Li.

Mr. Xianhua Li is a founder, director and vice president of our company as well as deputy general manager of Jiangxi Jinko. Prior to founding our company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities. Mr. Li is a brother of Mr. Xiande Li.

Mr. Wing Keong Siew has been a director of our company since May 2008. Mr. Siew was appointed by Flagship Desun Shares Co., Limited, one of the holders of our series A redeemable convertible preferred shares. He founded Hupomone Capital Partners in 2003. Mr. Siew was the president of H&Q Asia Pacific China and Hong Kong from 1998 to 2003 and a general manager of Fairchild Systems for Asia, managing director of Mentor Graphics Asia Pacific and managing director of Compaq Computer Corporation from January 1988 to September 1988. In 1995, he formed a joint venture with UBS AG to raise a China Private Equity Fund. He worked as senior vice president of H&Q Singapore from 1989 to 1995. Mr. Siew received his bachelor’s degree in electrical and electronics engineering from Singapore University in 1975 and his presidential/key executive MBA from Pepperdine University in 1999.

Mr. Haitao Jin has been a director of our company since September 2008. Mr. Jin was appointed by holders of our series B redeemable convertible preferred shares. He has also been the deputy chairman of Shenzhen Chamber of Investment and Commerce since 2004. Prior to joining SCGC, Mr. Jin was deputy general manager of Shenzhen SEG Group Co., Ltd. and general manager of SEG Co., Ltd., a listed company on the Shenzhen Stock Exchange from 2001 to 2003. Between 1993 and 2000, Mr. Jin was a general vice president and duty general manager of Shenzhen Electronics Group Co., Ltd. Mr. Jin received his master’s degree in management psychology in 1987. In 1996, he received his master’s degree in engineering science from Huazhong University of Science and Technology. In 2002, he became an honorary professor at the Wuhan University of Science and Technology.

Mr. Zibin Li has been an independent director of our company since July 10, 2009. He has also been chairman of China Association of Small and Medium Enterprises and a consultant of the municipal government of Chongqing City and Dalian City since 2006. Mr. Li was previously a vice director of NDRC and vice director of the Office of Steering Committee of West Region Development of the State Counsel from 2000 to 2005, and a member of the Tenth National Committee of the Chinese People’s Political Consultative Conference from 2003 to 2005. Mr. Li was deputy mayor of Jinxi, Liaoning Province from 1989 to 1991, deputy minister of the Ministry of Chemical Industry from 1991 to 1994, deputy mayor of Shenzhen from 1994 to 1995 and mayor of Shenzhen from 1995 to 2000. Mr. Li received a bachelor’s degree in chemical engineering from Tsinghua University in 1964.

Mr. Steven Markscheid has been an independent director of our company since September 15, 2009. He has also been chief executive officer of Synergenz BioScience Inc. since 2007, and board member of Emerald Hill Capital Partners since 2006, CNinsure, Inc. since 2007, Pacific Alliance China Growth Fund since 2008, and China Energy Corporation since 2010. Mr. Markscheid was previously representative of US China Business Council from 1978 to 1983, vice president of Chase Manhattan Bank from 1984 to 1988, vice president of First Chicago Bank from 1988 to 1993, case leader of Boston Consulting Group from 1994 to 1997, director of business development of GE Capital (Asia Pacific) from 1998 to 2001, director of business development of GE Capital from 2001 to 2002, senior vice president of GE Healthcare Financial Services from 2003 to 2006, chief executive officer of HuaMei Capital Company, Inc. from 2006 to 2007. He received his bachelor’s degree in East Asian studies from Princeton University in 1976, his master’s degree in international affairs and economics from Johns Hopkins University in 1980 and an MBA degree from Columbia University in 1991.

Mr. Longgen Zhang has been our chief financial officer since September 2008. Prior to joining us, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master’s degree in professional accounting, and a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

Mr. Arturo Herrero is chief marketing officer of our company. Mr. Herrero joined us as the Chief Strategy Officer in March 2010. Prior to that, Mr. Herrero served as vice president of sales and marketing of Trina Solar Limited, a company listed on the NYSE, from August 2007 to January 2010 and director of Trina Solar Limited from September 2006 to July 2007. From 2002 to 2006, Mr. Herrero was the global procurement manager for BP Solar, first as a global procurement manager for solar power systems and then as a global procurement manager for strategic raw materials. From 2000 to 2002, he was a marketing and sales manager at BP Oil. Before that, he was the logistics director advisor of Amcor Flexible, a company that is engaged in flexible packaging, from 1998 through 2000, and he was a planning manager at Nabisco from 1996 to 1998. Mr. Herrero received his degree in economics and business administration from the University of Pompeu Fabra in Spain in 1996, his degree in electrical engineering from Polytechnics University of Catalonia in Spain in 1996 and his master’s degree in marketing in 2001 from Instituto Superior de Marketing in Spain.

Mr. Guoxiao Yao is the chief technology officer of our company. Prior to joining us in January 2010, Mr. Yao was the chief technology officer of a subsidiary of GCL-Poly Energy Holdings Limited, a company listed on the Hong Kong Stock Exchange from May 2009 to January 2010. From September 2006 to January 2009, Mr. Yao was the chief technology officer of Yingli Green Energy Holding Co., Ltd., a company listed on the NYSE. Mr. Yao received his bachelor’s degree in mechanical engineering from Zhejiang University of Technology in China, his master’s degree in solar thermal engineering from the European Solar Engineering School at Dalarna University in Sweden and his doctorate degree in PV engineering from the University of New South Wales in Australia.

Mr. Musen Yu is vice president of our company. Prior to joining us in 2007, he was head of the Coal and Gold Production Bureau of the Shangrao Municipality from 2002 to 2007 and the deputy head of the Coal and Gold Production Bureau of the Shangrao Municipality from 1992 to 2002. Mr. Yu was the party committee secretary and secretary of the Party Disciplinary Committee of the Mining Affairs Bureau of Le Municipality from 1986 to 1992 and the deputy secretary of the Party Committee of the Mining Affairs Bureau of Yinggang Ling from 1984 to 1986. Mr. Yu received his bachelor’s degree in mining engineering from the China University of Mining and Technology in 1984.

Mr. Zhiqun Xu is vice president of production department of our company. Prior to joining us in December 2008, Mr. Xu served as a vice executive manager of Hareon Solar Technology Co., Ltd. from November 2007 to November 2008. From January 2005 to October 2007, Mr. Xu was a sales and marketing manager of Saint-Gobain Quartz (Jinzhou) Co., Ltd. Mr. Xu was a manager of silicon production and technology department from April 2002 to December 2004. In addition, he was a project manager and deputy production manager of Shanghai General Silicon Material Co., Ltd. from February 2000 to March 2002. Mr. Xu was a manager of production and technology department of MCL Electronics Material Co., Ltd. from April 1996 to January 2000. In 1990, he joined Luoyang Monocrystalline Silicon Factory as a monocrystalline growth processing engineer. Mr. Xu received a bachelor’s degree in science from Jilin University in 1990.

The business address of our directors and executive officers is c/o JinkoSolar Holding Co., Ltd., 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China.

B.	Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries in their capacity as our employees.

For the year ended December 31, 2010, we paid cash compensation in the aggregate amount of RMB16.0 million (US$2.4 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was approximately RMB0.3 million (US$48,000) for the year ended December 31, 2010.

Share Incentive Plan

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, which provides for the grant of incentive plan options, restricted shares, restricted share units, share appreciation rights and other share-based awards, referred to as the “Awards.” The purpose of the 2009 Long Term Incentive Plan is to attract, retain and motivate key directors, officers and employees responsible for the success and growth of our company by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company.

Plan Administration. Our 2009 Long Term Incentive Plan is administered by a committee appointed by our board of directors or in the absence of a committee, our board of directors. In each case, our board of directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price, time at which each of the Awards will be granted, number of shares subject to each Award, vesting schedule, form of payment of exercise price and other applicable terms. The plan administrator may also grant Awards in substitution for options or other equity interests held by individuals who become employees of our company as a result of our acquisition or merger with the individual’s employer. If necessary to conform the Awards to the interests for which they are substitutes, the plan administrator may grant substitute Awards under terms and conditions that vary from those that the 2009 Long Term Incentive Plan otherwise requires. Notwithstanding anything in the foregoing to the contrary, any Award to any participant who is a U.S. taxpayer will be adjusted appropriately to comply with Code Section 409A or 424, if applicable.

Award Agreement. Awards granted under our 2009 Long Term Incentive Plan are evidenced by an Award Agreement that sets forth the terms, conditions and limitations for each award grant, which includes, among other things, the vesting schedule, exercise price, type of option and expiration date of each award grant.

Eligibility. We may grant awards to an employee, director or consultant of our company, or any business, corporation, partnership, limited liability company or other entity in which our company holds a substantial ownership interest, directly or indirectly, but which is not a subsidiary and which in each case our board of directors designates as a related entity for purposes of the 2009 Long Term Incentive Plan.

Option Term. The term of each option granted under the 2009 Long Term Incentive Plan may not exceed ten years from the date of grant. If an incentive stock option is granted to an eligible participant who owns more than 10% of the voting power of all classes of our share capital, the term of such option shall not exceed five years from the date of grant.

Exercise Price. In the case of non-qualified stock option, the per share exercise price of shares purchasable under an option shall be determined by our board of directors and specified in the Award Agreement. In the case of incentive stock option, the per share exercise price of shares purchasable under an option shall not be less than 100% of the fair market value per share at the time of grant. However, if we grant an incentive stock option to an employee, who at the time of that grant owns shares representing more than 10% of the total combined voting power of all classes of our share capital, the exercise price is at least 110% of the fair market value of our ordinary shares on the date of that grant.

Amendment and Termination. Our board of directors may amend, suspend or terminate the 2009 Long Term Incentive Plan at any time and for any reason, provided that no amendment, suspension, or termination shall be made that would alter or impair any rights and obligations of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2009 Long Term Incentive Plan shall continue in effect for a term of ten years from the effective date of the 2009 Long Term Incentive Plan.

Share Options

As of the date of this annual report, options to purchase 3,975,656 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan as of the date of this annual report:

Name	Number of Shares	Exercise Price (US$)	Grant Date	Expiration Date

Zibin Li	*	2.08	August 28, 2009	August 28, 2016
Steven Markscheid	*	2.08	September 15, 2009	September 15, 2016
Zhiqun Xu	*	2.08	August 28, 2009	August 28, 2016
Musen Yu	*	2.08	August 28, 2009	August 28, 2016
Longgen Zhang	*	2.08	August 28, 2009	October 1, 2013
Arturo Herrero	*	2.08	April 12, 2010	April 12, 2017
Guoxiao Yao	*	2.08	April 12, 2010	April 12, 2017
Other Employees	1,700,118	2.08~5.65	August 28, 2009 to March 11, 2011	August 28, 2016 to March 10, 2018

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

Board of Directors

Our board of directors currently consists of seven directors. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our company to be composed of independent directors, nor does the Cayman Islands law require that of a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that such director discloses the nature of his or her interest in such contract or arrangement. Our board of directors may exercise all of the powers of our company to borrow money, mortgage our undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee under the board of directors the three committees. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Steven Markscheid, Zibin Li and Wing Keong Siew, and is chaired by Steven Markscheid. All of the members of the audit committee satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Haitao Jin, Kangping Chen and Steven Markscheid, and is chaired by Haitao Jin. Haitao Jin and Steven Markscheid satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and determining the compensation level of our chief executive officer based on this evaluation;

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	reporting regularly to the full board of directors.

Nominating Committee

Our nominating and corporate governance committee consists of Zibin Li, Xiande Li and Steven Markscheid, and is chaired by Zibin Li. Zibin Li and Steven Markscheid satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election by the stockholders or appointment by the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regard to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to the company;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the full board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

One-third of our directors for the time being (or, if the number of our directors is not a multiple of three, the number nearest to but not greater than one-third) will retire from office by rotation at each annual general meeting. However, the chairman of our board of directors will not be subject to retirement by rotation or be taken into account in determining the number of our directors to retire in each year. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, or (ii) dies or is found by our company to be or becomes of unsound mind. Our officers are appointed by and serve at the discretion of the board of directors.

Employment Agreements

We entered into employment agreements with each of our senior executive officers in March 2008, except for our chief financial officer. In September 2008, Paker entered into an employment agreement with our chief financial officer. In December 2008, JinkoSolar entered into an employment agreement with our chief financial officer and terminated the employment agreement between him and Paker. These employment agreements became effective on the signing date and will remain effective for three years after our initial public offering unless they are terminated for cause by either party. We may terminate a senior executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. A senior executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If a senior executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses.

D.	Employees

As of December 2008, 2009 and 2010, we had a total of 996, 2,640 and 6,735 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in Hong Kong, Europe and the United States. The following table sets forth the number of our employees categorized by main category of activities and as a percentage of our workforce as of dates indicated:

	As of December 31,
	2008	2009	2010
Manufacturing and engineering	798	2,005	5,408
General and administration	87	190	177
Quality control	61	241	546
Research and development	17	43	342
Purchasing and logistics	15	95	177
Marketing and sales	18	66	85

Total	996	2,640	6,735

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xiande Li (3)	22,142,750	23.2
Kangping Chen (4)	13,285,700	13.9
Xianhua Li (5)	8,857,100	9.3
Wing Keong Siew	—	—
Haitao Jin	—	—
Zibin Li	*	*
Steven Markscheid	*	*
Longgen Zhang	*	*
Arturo Herrero	*	*
Guoxiao Yao	*	*
All Directors and Executive Officers as a group	44,285,550	46.4
Principal Shareholders:
Brilliant Win Holdings Limited (3)	22,142,750	23.2
Yale Pride Limited (4)	13,285,700	13.9
Peaky Investments Limited (5)	8,857,100	9.3

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding shares.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 95,320,802 ordinary shares, being the number of shares outstanding as of the date f this annual report

(3)	Represents 22,142,750 ordinary shares held by Brilliant Win Holdings Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.
(4)	Represents 13,285,700 ordinary shares held by Yale Pride Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li.
(5)	Represents 8,857,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of the date of this annual report, 95,320,802 of our shares were issued and outstanding and 42,140,000 were held as ADSs by the depositary. As of the date of this annual report, we have one record shareholder in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

The following table sets forth the outstanding amounts due from or to related parties as of December 31, 2009 and 2010:

	As of December 31,

	2009	2010
	RMB	RMB
Amounts receivable, net from a related party:
Accounts receivable from a subsidiary of ReneSola Ltd. (“ReneSola,” controlled by an immediate family member of the principal shareholders and directors of the Company, one of which is an executive officer of the Company)	100,382	100,382
Other receivables from related parties:
Travelling advance to executive directors who are also shareholders	—	399,444

Total	100,382	499,826

Other payables to a related party
Other payables to Desun for leasing of land and buildings	550,152	—

Total	550,152	—

Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

For the years ended December 31, 2008, 2009 and 2010, revenue from sales of products and provision of processing services to a subsidiary of ReneSola amounted to RMB631.9 million , RMB28.3 million and nil, respectively.

For the year ended December 31, 2008, multicrystalline silicon wafers purchased from a subsidiary of ReneSola amounted to RMB26.3 million.

For the year ended December 31, 2010, raw materials purchased from a subsidiary of ReneSola amounted to RMB35.3 million (US$5.3 million).

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from us on July 28, 2008 and became our related party. For the period from July 29, 2008 to December 31, 2008, and the year ended December 31, 2009 and 2010, Desun charged Jiangxi Jinko RMB0.4 million, RMB1.1 million and RMB1.1 million (US$0.2 million) in rent, respectively.

During the year ended December 31, 2010, Xiande Li, Kangping Chen and Xianhua Li provided guarantees for our several short-term and long-term bank borrowings. As of December 31, 2010, the balances of short-term and long-term borrowings guaranteed by Xiande Li, Kangping Chen and Xianhua Li were RMB273.0 million (US$41.4 million) and RMB200.0 million (US$30.3 million), respectively.

During the year ended December 31, 2009, Desun provided collateral, with its land use rights and buildings, for a short-term bank borrowings of RMB17.0 million of us.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

On July 1, 2009, Jiangxi Jinko filed an action in Shangrao People’s Court, Jiangxi Province against Beijing Jingyuntong Technology Co., Ltd. or Jingyuntong, for the defects in the monocrystalline furnaces it purchased from Jingyuntong. Jiangxi Jinko has sought a refund of the purchase price and compensation for the losses incurred by Jiangxi Jinko with a total amount of approximately RMB1.9 million. The Shangrao People’s Court ruled in favor of Jiangxi Jinko. On March 26, 2011, Beijing Jingyutong filed an appeal to the Shangrao Intermediate People’s Court, Jiangxi Province. As of the date of this annual report, this suit is still pending.

On December 20, 2010, Zhejiang Global Photovoltaic Technology Co., Ltd. (“Zhejiang Global”), one of our customers, filed an action in Shaoxing People’s Court, Jiangxi Province against Zhejiang Jinko for the late delivery and claimed for late charges of RMB14 million (US$2.1 million) and the return of advances paid by Zhejiang Global to Zhejiang Jinko of RMB5 million (US$757,576). As of the date of this annual report, the suit is still pending.

Other than as disclosed above, we are currently not a party to any other material legal or administrative proceedings, and we are not aware of any other material legal or administrative proceedings threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy and Dividend Distribution

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely on dividends paid to us by our wholly-owned subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko, to fund the payment of dividends, if any, to our shareholders. PRC regulations currently permit our PRC subsidiaries to pay dividends only out of their retained profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of their retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Jiangxi Jinko, Zhejiang Jinko or Paker incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Subject to our memorandum and articles of association and applicable laws, our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the NYSE since May 14, 2010. Our ADSs trade under the symbol “JKS.” For the period from May 14, 2010 to December 31, 2010, the trading price of our ADSs on the NYSE has ranged from US$8.23 to US$41.75 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Price per ADS
	High	Low
	(US$)
Quarterly highs and lows
Third Quarter 2010	33.53	9.66
Fourth Quarter 2010	41.75	22.20
First Quarter 2011	32.21	19.85
Monthly highs and lows
October 2010	32.72	25.37
November 2010	41.75	22.20
December 2010	24.50	19.65
January 2011	31.85	19.85
February 2011	32.21	26.00
March 2011	29.28	21.70
April 2011 (through April 21, 2011)	27.29	22.45

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NYSE since May 14, 2010 under the symbol “JKS.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-164432), as amended, initially filed with the Commission on February 9, 2010. Our shareholders adopted our amended and restated memorandum and articles on January 8, 2010 and effective upon completion of our initial public offering of common shares represented by our ADSs.

C.	Material Contracts

For additional information on our material contracts, see “Item 4. Information on the Company — B. Business Overview — Customers and Markets,” “Item 4. Information on the Company — B. Business Overview — Sales and Marketing,” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and “Item 19. Exhibits” in this report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation— Foreign Currency Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, Hong Kong, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, PRC and the United States.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, brought to, or produced before a court of the Cayman Islands. The Cayman Islands are not parties to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that purchases such ADSs in the public offering and holds the ADSs as capital assets. This summary does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. This summary is based on the tax laws of Hong Kong as in effect on the date of this annual report.

Hong Kong Profits Tax

Hong Kong profits tax would only apply if the investor is carrying on a business in Hong Kong and derives a Hong Kong sourced profit from the trading of the ADSs. The profits tax rate applicable to individuals for year of assessment 2010/11 is 15%. The profits tax rate applicable to companies for year of assessment 2010/11 is 16.5%.

Trades of the ADSs executed on the New York Stock Exchange would generally be considered to be effected in the United States and therefore any profits on disposal would be considered to be non-Hong Kong sourced and hence not subject to Hong Kong tax. This general principle may not apply to the trading profits of certain investors due to the nature of their business (e.g., insurances companies) or the way their transaction is arranged (e.g., off exchange transactions).

Dividends Received on ADSs

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

Capital Gains From the Sale of ADSs

There is no tax on capital gains in Hong Kong. If the investor is carrying on a business in Hong Kong and derives Hong Kong source profits from the disposal of the ADSs, the onus will be on the investor to prove that the gains are capital in nature.

Stamp Duty

No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People’s Republic of China Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Tax”.

U.S. Federal Income Taxation

Introduction

The following discussion, subject to the qualifications herein, is the opinion of Baker & McKenzie LLP, our U.S. counsel, on the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that purchase the ordinary shares or ADSs in the public offering and hold the ordinary shares or ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more (by voting power) of our stock). If a partnership holds ordinary shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ordinary shares or ADSs should consult its own tax advisor regarding the U.S. tax consequences of its investment in the ordinary shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the ordinary shares represented by the ADSs and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR ADSs, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Dividends

Subject to the discussion below under “— Passive Foreign Investment Company,” the gross amount of any distribution made by us on the ordinary shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2013, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We should be a qualified foreign corporation because our ADSs are listed on the NYSE. Accordingly, subject to the conditions described above and the discussions below under “— Passive Foreign Investment Company,” dividends paid by us generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, which the Secretary of the United States Treasury has determined is satisfactory for purposes of the reduced rate and which includes an exchange of information program. The Secretary of the United States Treasury has determined that the United States income tax treaty with China satisfies these requirements. In the event that we are deemed to be a PRC resident enterprise under the EIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to a maximum income tax rate of 15% (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

The U.S. Treasury Department has announced its intention to promulgate rules pursuant to which U.S. Holders of the ordinary shares or ADSs and intermediaries through whom such ordinary shares or ADSs are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such rules have not yet been issued, it is not clear whether we will be in a position to comply with them. U.S. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in the light of their particular circumstances.

Dividends paid by us will constitute income from sources outside the United States of U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the EIT law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs, and, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. In certain circumstances, however, if U.S. Holders have held the ADSs or ordinary shares for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular circumstance.

A distribution of additional ordinary shares or ADSs to U.S. Holders with respect to their ordinary shares or ADSs that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “— Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, a U.S. Holder may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2010 taxable year and we do not intend or anticipate becoming a PFIC for 2011 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph. Changes in the nature of our income or assets, the manner and rate at which we spend the net proceeds of public offering to be received by us, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of the 2011 taxable year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC in any year during which a U.S. Holder owns the ordinary shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon i) distributions received by the U.S. Holder on our ordinary shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder in the preceding three years, or (ii) upon a sale or other disposition of the ordinary shares or ADSs at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the ordinary shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because our ADSs are listed on the NYSE, but it is unclear whether our ordinary shares would be so treated.

A U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

The above results may also be eliminated if a US Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such US Holder generally will be required to include in income on a current basis its pro rata share of its ordinary income and its net capital gains. We do not intend to prepare or provide the information that would entitle U.S. Holders to make a QEF election.

If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return containing such information as the secretary of the Treasury may require. The reduced tax rate for dividend income, as discussed above under “Dividend Policy” is not applicable to a dividend paid by us if we are a PFIC for either the year the dividend is paid or the preceding year.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Recent Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates, or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, recent legislation may require certain U.S. Holders who are individuals to report information relating to an interest in our ordinary shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this tax legislation on their ownership and disposition of ADSs or ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and, possibly, to U.S. federal backup withholding at a current rate of 28%. Certain exempt recipients are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

Prospective investors should consult their own tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Number 333-164432 and File Number 333-170146). We also filed with the SEC a related registration statement on Form F-6 (File Number 333-164523) with respect to the ADSs. We also filed with the SEC a registration statement on Form S-8 (File Number 333-170693) with respect to our securities to be issued under our 2009 Long Term Incentive Plan, amended and restated as of January 25, 2010.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively.

Commodity Price Risk

The major raw materials used in the production of our products include virgin polysilicon and recoverable silicon materials. Our average purchase price of recoverable silicon materials decreased by 76.7% from 2008 to 2009 and further decreased by 25.0% from 2009 to 2010. Our average purchase price of virgin polysilicon decreased by 72.4% from 2008 to 2009 and further decreased by 19.8% from 2009 to 2010. Our financial performance is affected by fluctuations in the prices of these raw materials, which are influenced by global as well as regional supply and demand conditions. Up to mid-2008, an industry-wide shortage of virgin polysilicon which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, in the second half of 2008 and first half of 2009, industry demand for solar power products was seriously affected by the global economic crisis and credit market contraction. According to Solarbuzz, weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 caused polysilicon manufacturers to become increasingly dependent on demand from the solar industry in 2008 and through the first half of 2009 as the global economic crisis continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers. By the fourth quarter of 2008, declines in both solar and semiconductor markets led to significantly reduced demand for polysilicon feedstock. As a result, the market prices of virgin polysilicon and downstream solar power products were further depressed. Because recoverable silicon materials are used as a substitute for virgin polysilicon and such materials require processing before they are suitable for use in the production process, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, also declined in the fourth quarter of 2008 and the first half of 2009. During the second half of 2009 and first half of 2010, the prices of both virgin polysilicon and recoverable silicon materials had substantially stabilized. However, according to Solarbuzz, spot prices of virgin polysilicon rose during the third quarter of 2010.

In addition, we have entered into a long-term virgin polysilicon supply agreement with Hoku with a total purchase price of US$106 million for virgin polysilicon to be delivered from 2010 to 2020. On December 18, 2010, we amended our long-term supply contract with Hoku, pursuant to the first delivery is scheduled to take place on July 1, 2011. The contract price terms for the first five years are fixed, while the prices for the final four years are subject to renegotiation if spot market prices vary outside of a defined band. As a result, we are exposed to the risk that future spot market price of virgin polysilicon for the first five years may fall below the contract prices. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes. Moreover, our greater reliance on virgin polysilicon in the future may increase our costs compared to what such costs would have been had we maintained our historical proportions of recovered silicon materials to virgin polysilicon. See “Item3. Key Information — D. Risk Factors — Risks Related to Our Business — Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.”

Foreign Exchange Risk

Our sales in China are denominated in Renminbi and our costs and capital expenditures are also largely denominated in Renminbi. Our export sales are generally denominated in U.S. dollars and Euros, and we also incur expenses in foreign currencies, including U.S. dollars, Japanese Yen and Euros, in relation to the procurement of silicon materials, equipment and consumables such as crucibles. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies including Japanese Yen and Euro could expose us to foreign exchange risk. In addition, as we expand our sales to major export markets, we expect our foreign exchange exposures will increase. We have entered into foreign-exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2010, our foreign-exchange forward contracts had a total notional value of US$460 million, EUR155 million and CHF2.3 million. These contracts mature between one to 12 months. To determine fair value of these contracts, we used a discounted cash-flow methodology to measure fair value, which required inputs such as interest yield curves and foreign exchange rates. We had a gain relating to change in fair value of foreign-exchange forward contracts recognized in earnings of RMB98.0 million (US$14.9 million) for the year ended December 31, 2010. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. In 2008, we incurred foreign exchange losses of approximately RMB5.0 million as one third-party supplier returned our U.S. dollar advance payments which depreciated against the Renminbi in 2008.

As a result, the value of your investment in our ADSs will be primarily affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds we receive from public offering, any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business— Fluctuations in exchange rates could adversely affect our results of operations.”

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31 2010, our total outstanding interest-bearing RMB-denominated borrowings were RMB1,208.0 million (US$183.0 million) with a weighted average interest rate of 5.28% per annum. In addition, as of December 31, 2010, we had outstanding short-term loans of RMB111.8 million denominated and payable in Euro with a weighted average interest rate of 2.72% per annum, RMB104.5 million denominated and payable in U.S. dollars with a weighted average interest rate of 3.26% per annum and RMB16.5 million denominated and payable in Swiss Franc with a weighted average interest rate of 3.04% per annum. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares.

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents two shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. is the depositary of our ADS program and its principal executive office is situated at 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS (or portion of each ADS)	•	Any cash distribution to ADS registered holders

$ 1.50 per ADR or ADRs	•	Transfer of ADRs

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution or sale of securities to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.05 per ADSs per calendar year (or portion of each ADS)	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions and deliveries (at the request of persons depositing or ADS registered holders delivering shares, ADRs and deposited securities)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For the year ended December 31, 2010, the depositary paid us annual reimbursement of US$0.8 million for legal and investor relations expenses and waived a total of US$80,000 in payments for establishment of the program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D. Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

On May 19, 2010, we completed an initial public offering of 5,835,000 ADSs representing 23,340,000 ordinary shares on the NYSE at $11.00 per ADS. The aggregate amount registered and sold was approximately $64.2 million, of which we received net proceeds of approximately $59.2 million from our initial public offering. From May 13, 2010, the effective date of our registration statements on Form F-1 (Registration No. 333-164432) and Form F-6 (Registration No. 333-164523) for the offering, to December 31, 2010, we used our net proceeds as follows:

•	approximately $50.0 million for capacity expansion;

•	approximately $5.0 million to invest in research and development; and

•	approximately $4.2 million to supplement our working capital.

On November 10, 2010, we and certain selling shareholders of our company completed a follow-on public offering of 3,500,000 ADSs representing 14,000,000 ordinary shares on the NYSE at $36.00 per ADS. The aggregate price of the offering amount registered was approximately $126.0 million, of which we received net proceeds of approximately $68.6 million, before expenses. The underwriting discount for this offering was approximately $6.0 million. From November 4, 2010, the effective date of our registration statement on Form F-1 (Registration No. 333-170146) for the offering, to December 31, 2010, we used the net proceeds from our follow-on offering as follows:

•	approximately $50.0 million to expand our production capacity; and

•	approximately $15.1 million as working capital.

We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. Credit Suisse, Oppenheimer & Co., Roth Capital Partners and Collins Stewart were the underwriters for the initial public offering, and Credit Suisse, William Blair & Company, Roth Capital Partners and Collins Stewart were the underwriters for the follow-on offering of our ADSs. None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Based on that evaluation, because of the material weaknesses and significant deficiency as described below, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In the course of the preparation and external audit of our consolidated financial statements for the years ended December 31, 2007, 2008 and 2009, and the preparation of the financial information for the six months ended June 30, 2010, we and our independent registered public accounting firm identified a number of deficiencies in our internal control over financial reporting, including two material weaknesses and a significant deficiency, as defined by the U.S. Public Company Accounting Oversight Board.

The material weaknesses identified were: (1) the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with U.S. GAAP, which was evidenced by (i) the lack of sufficient resources with adequate U.S. GAAP knowledge and experience to identify, evaluate and conclude on certain accounting matters independently, and (ii) the lack of effective controls designed and in place to ensure the completeness and accuracy of the consolidated financial statements and disclosures in accordance with U.S. GAAP, including inappropriate presentation of statement of cash flows for the year ended December 31, 2009 and (2) inadequate review procedures, including appropriate levels of review in the design of period end reporting process that are consistently applied across our entities, to identify inappropriate accounting treatment of transactions, which was evidenced by audit adjustments which included correction of (i) revenue and inventory balance in relation to deliveries to a customer pending the customer’s formal acceptance as of December 31, 2008, (ii) preferred shares accretion and earnings per share for the year ended December 31, 2008, and (iii) deferred taxation accounting for the year ended December 31, 2009 and inappropriate presentation of intangible assets in the consolidated balance sheet as of December 31, 2009 and (iv) revenue cut-off errors and inappropriate classification of shipping cost for the six months ended June 30, 2010.

The significant deficiency was the lack of formally documented corporate accounting policies in relation to the preparation of financial statements in accordance with U.S. GAAP.

Following the identification of these material weaknesses and the significant deficiency, we have taken and/or plan to take actions and measures to improve our internal control over financial reporting in order to obtain reasonable assurance regarding the reliability of financial statements, which include, but not limited to:

•

Appointment of a chief financial officer in September 2008 who has experience with and knowledge of U.S. GAAP and is a U.S. certified public accountant; the chief financial officer is responsible for the overall integrity of corporate internal control and quality of public financial disclosures;

Appointment of a financial controller and recruitment of a reporting manager with relevant accounting expertise and experience, who are responsible for the oversight of day to day accounting and preparation of the consolidated financial statements;

•	Establishment of training plans and provision of further training to our accounting staff to enhance their knowledge on U.S. GAAP;

•

Formulation of internal policies relating to internal control over financial reporting, including the preparation of a manual containing comprehensive written accounting policies and procedures to guide our financial personnel in preparing consolidated financial statements that are in compliance with U.S. GAAP and SEC requirements;

•	Implementation of processes and controls over preparation and review of the consolidated financial statements at each period end to ensure compliance with U.S. GAAP;

•	Implementation of an integrated ERP system which covers all major business cycles to enhance internal controls over transactions and relevant accounting and financial reporting process;

•

Establishment of an internal audit department which is led by a newly hired manager with decent auditing experience from an international accounting firm; and employment of an in-house legal counsel to provide internal legal support and assist in our internal control compliance; and

•	Engagement of a reputable internal control consultant to assist the Company in implementing internal controls and meet the compliance requirements.

The implementation of the above actions and measures may not be sufficient to address our material weaknesses and the significant deficiency to provide reasonable assurance that our internal control over financial reporting is effective and as of December 31, 2010 these material weaknesses and significant deficiency were not fully remediated. The process of implementing effective controls over financial reporting on various processes is a continuous effort that requires us to anticipate and react to changes in our business and regulatory environments and to expand related resources to maintain control effectiveness that is adequate to support our financial reporting. In 2011, we will continue to improve our internal controls and prepare for compliance with Section 404 of the Sarbanes-Oxley Act in time. As we prepare for compliance with Section 404 of the Sarbanes-Oxley Act, we may identify additional deficiencies in our internal control over financial reporting and, if so, will take correcting actions accordingly.

Changes In Internal Control Over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Steven Markscheid, an independent director, is our audit committee financial expert. Mr. Steven Markscheid satisfies the independent requirements of Section 303A of the Corporate Governance Roles of the NYSE and Rule 60A-3 under the Exchange Act.

ITEM 16B	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1/A (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010 and posted the code on our website at the following link: http://ir.jinkosolar.com/zhen/upload/201002031011121299.pdf. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Year ended December 31,
	2009	2010
	(RMB in thousands)
Audit fees	4,167	4,359
Audit-related fees	452	2,996
Tax fees	267	425

Total	4,886	7,780

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our interim financial statements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our independent registered public accouting firm for the assurance and related services, which mainly included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering and the additional offering in 2010.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services that are approved by the Audit Committee prior to the completion of the audit. All audit, audit related, and tax services provided for the year ended December 31, 2009 were completed prior to the formation of our audit committee in 2010. Our audit committee has approved all of our audit fees, audit-related fees and tax fees for services provided subsequent to the formation of our audit committee during the year ended December 31, 2010.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated under the laws of Cayman Islands. Many of the corporate governance rules in the New York Stock Exchange Listed Company Manual, or the NYSE Standards, do not apply to us as a “foreign private issuer” and we are permitted to follow the corporate governance practices in the Cayman Islands in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires foreign private issuers listed on the New York Stock Exchange to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the New York Stock Exchange, or the U.S. domestic issuers. The following table sets forth a summary of such significant differences:

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice

Board of Directors	NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement.	Our directors may attend all of our board meetings.

	NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement.	We have not adopted any such method.

Audit Committee	If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement.	Our board of directors have not made any such determination.

Compensation Committee	NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement.	We have a compensation committee that consists of two independent directors and one executive director.

	NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement.	Our compensation committee has not produced any such report.

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our corporate governance and nominating committee consists of two independent directors and one executive director.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of JinkoSolar Holding Co., Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 9, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.1	2009 Long Term Incentive Plan, amended and restated as of January 25, 2010 (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 26, 2010)

4.2	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.3	Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.5	English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.6

(a) Amended and Restated Supply Agreement between Jiangxi Jinko Solar Co., Ltd. and Hoku Materials, Inc. dated February 26, 2009, amended on November 25, 2009 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

(b)*† Amendment No. 2 to Amended and Restated Supply Agreement between Jiangxi Jinko Solar Co., Ltd. and Hoku Materials, Inc. dated on December 18, 2010

4.7	English translation of Purchase Contract between Jinko Solar Co., Ltd. and Wuxi Zhongcai Technological Co., Ltd. dated July 8, 2008, amended on January 7, 2009 and the Guarantee Contract dated July 10, 2008 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.8	English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.9	English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.10	Contract between Jinko Solar Co., Ltd. and Miyamoto Trading Limited, dated February 26, 2010 (incorporated by reference to Exhibit 10.55 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.11

Form of Executive Employment Agreement of Chief Strategy Officer (currently titled Chief Marketing Officer) (incorporated by reference to Exhibit 10.60 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on

April 23, 2010)

4.12	Sales Contract between Zhejiang Jinko Solar Co., Ltd. and Up Solar Co., Ltd., dated May 31, 2010 (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1 (file No. 333-170146) filed with the Securities and Exchange Commission on November 1, 2010)

4.13	New Supply Contract and Distribution Agreement between Jinko Solar Import and Export Co., Ltd. and IBC Solar AG, dated May 31, 2010, amended on September 30, 2010 (incorporated by reference to Exhibit 10.34 of our Registration Statement on Form F-1 (file No. 333-170146) filed with the Securities and Exchange Commission on November 1, 2010)

8.1*	Subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F.
†	Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JinkoSolar Holding Co., Ltd.

By:	/s/ Kangping Chen

Name: Kangping Chen

Title: Director and Chief Executive Officer

Date: April 25, 2011

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm .....................................................................................................	F-2

Consolidated Financial Statements

Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010 ..........................................	F-3

Consolidated Balance Sheets as of December 31, 2009 and 2010 ...........................................................................................	F-4

Consolidated Statements of Changes in Equity for the years ended December 31, 2008, 2009 and 2010 ..............................	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010 .........................................	F-7

Notes to the Consolidated Financial Statements for the years ended December 31, 2008, 2009 and 2010 .............................	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in equity and of cash flows present fairly, in all material respects, the financial position of JinkoSolar Holding Co., Ltd. (“the Company”) and its subsidiaries at December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 25, 2011

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

		For the year ended December 31,
	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	USD (Note 2(ad))
Revenues from third parties		1,551,758,033	1,539,542,277	4,654,854,723	705,281,019
Revenues from a related party	24	631,856,095	28,317,315	—	—

Total revenues	5	2,183,614,128	1,567,859,592	4,654,854,723	705,281,019
Cost of revenues		(1,872,088,658)	(1,337,647,527)	(3,297,468,914)	(499,616,502)

Gross profit		311,525,470	230,212,065	1,357,385,809	205,664,517
Operating expenses:
Selling and marketing		(1,167,653)	(16,727,975)	(169,822,118)	(25,730,624)
General and administrative		(38,662,273)	(85,114,520)	(166,025,199)	(25,155,333)
Research and development		(441,790)	(5,896,939)	(31,616,200)	(4,790,333)

Total operating expenses		(40,271,716)	(107,739,434)	(367,463,517)	(55,676,290)

Income from operations		271,253,754	122,472,631	989,922,292	149,988,227
Interest expenses, net		(6,323,932)	(29,936,782)	(64,268,374)	(9,737,632)
Subsidy income	2(w)	637,320	8,569,118	15,696,641	2,378,279
Investment (loss)/gain	1	(10,165,516)	82,063	60,058	9,100
Exchange loss		(4,979,824)	(2,181,537)	(10,143,414)	(1,536,881)
Other expenses, net		(490,058)	(1,338,598)	(1,357,861)	(205,738)
Change in fair value of forward contracts	27	—	—	98,039,341	14,854,446
Change in fair value of embedded derivatives	27	(29,812,680)	(13,599,301)	54,938	8,324

Income before income taxes		220,119,064	84,067,594	1,028,003,621	155,758,125
Income tax (expense)/benefit	6	(822,280)	1,342,038	(146,130,394)	(22,140,969)

Net income		219,296,784	85,409,632	881,873,227	133,617,156
Less: Net income attributable to the non-controlling interests	3	(576,826)	—	—	—

Net income attributable to JinkoSolar Holding Co., Ltd.		218,719,958	85,409,632	881,873,227	133,617,156

Series A Redeemable Convertible Preferred Shares accretion	21	(13,747,632)	(31,832,994)	(13,433,242)	(2,035,340)
Series B Redeemable Convertible Preferred Shares accretion	21	(10,739,483)	(42,301,594)	(17,479,734)	(2,648,445)
Deemed dividend to a preferred shareholder	21	—	(8,015,089)	—	—
Allocation to preferred shareholders		(16,471,759)	(40,422,944)	(15,156,606)	(2,296,455)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders		177,761,084	(37,162,989)	835,803,645	126,636,916

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share:
Basic	19	3.52	(0.73)	11.16	1.69
Diluted	19	3.52	(0.73)	10.92	1.65

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS:
Basic		14.10	(2.93)	44.64	6.76
Diluted		14.10	(2.93)	43.69	6.62

Weighted average ordinary shares outstanding
Basic		50,429,700	50,731,450	74,896,543	74,896,543
Diluted		50,429,700	50,731,450	80,748,080	80,748,080

Each ADS represents four ordinary shares

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2010

	Note	December 31, 2009	December 31, 2010	December 31, 2010
		RMB	RMB	USD (Note 2(ad))
ASSETS
Current assets:
Cash and cash equivalent	2(d)	152,479,597	521,204,802	78,970,425
Restricted cash	2(e)	72,827,202	416,789,722	63,149,958
Short-term investments	7	50,462,300	34,705,845	5,258,461
Accounts receivable, net—a related party	24	100,382	100,382	15,209
Accounts receivable, net—third parties	8	236,796,628	576,796,395	87,393,393
Notes receivable	2(f)	13,301,730	—	—
Advances to suppliers	9	93,324,136	339,738,092	51,475,468
Inventories	10	245,192,398	819,514,531	124,168,868
Forward contract receivables	27	—	96,871,563	14,677,510
Deferred tax assets—current	6	1,342,038	2,717,766	411,783
Other receivables—related parties	24	—	399,444	60,522
Prepayments and other current assets	11	104,823,993	385,635,603	58,429,636

Total current assets		970,650,404	3,194,474,145	484,011,233

Non current assets:
Property, plant and equipment, net	12	741,481,449	1,938,978,220	293,784,579
Land use rights, net	13	228,377,510	261,858,588	39,675,544
Intangible assets, net	14	279,131	951,108	144,107
Advances to suppliers to be utilized beyond one year	9	230,899,519	234,577,110	35,541,987
Goodwill	4	45,645,832	45,645,832	6,916,035
Deferred tax assets—non-current	6	—	328,103	49,713
Other assets	15	25,315,493	203,532,685	30,838,286

Total assets		2,242,649,338	5,880,345,791	890,961,484

LIABILITIES
Current liabilities:
Accounts payable		99,932,826	355,011,660	53,789,645
Notes payable	2(f)	81,643,243	571,522,154	86,594,266
Accrued payroll and welfare expenses		34,989,330	96,853,932	14,674,839
Advances from third party customers		36,777,776	164,956,890	24,993,468
Income tax payables	6	—	92,200,131	13,969,717
Other payables and accruals	16	116,750,050	456,415,783	69,153,907
Other payables due to a related party	24	550,152	—	—
Forward contract payables	27	—	13,063,592	1,979,332
Embedded derivative liabilities	27	54,938	—	—
Deferred tax liabilities—current	6	—	10,112,475	1,532,193
Contingent liabilities	26(d)	—	10,000,000	1,515,152
Short-term borrowings from third parties, including current portion of long-term bank borrowings	17	576,084,026	1,171,776,271	177,541,859

Total current liabilities		946,782,341	2,941,912,888	445,744,378

Non-current liabilities:
Long-term borrowings	17	348,750,000	269,250,000	40,795,454
Guarantee liabilities	26	1,500,000	1,500,000	227,273
Deferred tax liability—non-current	6	2,779,473	2,481,027	375,913

Total liabilities		1,299,811,814	3,215,143,915	487,143,018

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2009 AND 2010

	Note	December 31, 2009	December 31, 2010	December 31, 2010
		RMB	RMB	USD (Note 2(ad))
Commitments and contingencies	26
Series A Redeemable Convertible Preferred Shares (US$0.00002 par value, 5,375,150 and nil shares authorized, issued and outstanding as of December 31, 2009 and 2010, respectively)	21	189,057,940	—	—
Series B Redeemable Convertible Preferred Shares (US$0.00002 par value, 7,441,450 and nil shares authorized, issued and outstanding as of December 31, 2009 and 2010, respectively)	21	287,703,831	—	—

Shareholders’ Equity
Ordinary shares (US$0.00002 par value, 487,183,400 and 500,000,000 shares authorized, 50,731,450 and 95,078,242 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	22	7,809	13,832	2,096
Additional paid-in capital		193,929,492	1,542,089,341	233,649,900
Statutory reserves	2(x)	38,434,698	164,586,834	24,937,399
Retained earnings		233,703,754	958,511,869	145,229,071

Total shareholders’ equity		466,075,753	2,665,201,876	403,818,466

Total liabilities and shareholders’ equity		2,242,649,338	5,880,345,791	890,961,484

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

		JinkoSolar Holding Co., Ltd shareholders’ equity
	Notes	Ordinary Shares		Additional paid in capital	Retained earnings	Statutory reserves	Non-controlling interests	Total equity
		Number of shares	Par value
			RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2008		50,000,000	7,707	101,070,498	74,675,654	—	10,940,073	186,693,932
Issuance of ordinary shares to a consultant		731,450	102	20,004,763	—	—	—	20,004,865
Appropriation to statutory reserves of Desun		—	—	—	(30,000)	30,000	—	—
Disposal of a subsidiary		—	—	—	—	(30,000)	—	(30,000)
Deconsolidation of VIEs		—	—	387,996	—	—	(11,516,899)	(11,128,903)
Series A Redeemable Convertible Preferred Shares accretion	21	—	—	—	(13,747,632)	—	—	(13,747,632)
Series B Redeemable Convertible Preferred Shares accretion	21	—	—	—	(10,739,483)	—	—	(10,739,483)
Appropriation to statutory reserves of Jiangxi Jinko	21	—	—	—	(25,825,125)	25,825,125	—	—
Net income attributable to JinkoSolar Holding Co., Ltd. and non-controlling interests		—	—	—	218,719,958	—	576,826	219,296,784

Balance as of December 31, 2008		50,731,450	7,809	121,463,257	243,053,372	25,825,125	—	390,349,563

Series A Redeemable Convertible Preferred Shares accretion		—	—	—	(31,832,994)	—	—	(31,832,994)
Series B Redeemable Convertible Preferred Shares accretion		—	—	—	(42,301,594)	—	—	(42,301,594)
Deemed dividend to a preferred shareholder	21	—	—	8,015,089	(8,015,089)	—	—	—
Contribution from the Shareholders in the form of ordinary shares	21	—	—	43,561,732	—	—	—	43,561,732
Non-cash compensation to ordinary shareholders/employees	21	—	—	20,889,414	—	—	—	20,889,414
Net income attributable to JinkoSolar Holding Co., Ltd.		—	—	—	85,409,632	—	—	85,409,632
Appropriation to statutory reserves of Jiangxi Jinko		—	—	—	(12,609,573)	12,609,573	—	—

Balance as of December 31, 2009		50,731,450	7,809	193,929,492	233,703,754	38,434,698	—	466,075,753

Series A Redeemable Convertible Preferred Shares accretion		—	—	—	(13,433,242)	—	—	(13,433,242)
Series B Redeemable Convertible Preferred Shares accretion		—	—	—	(17,479,734)	—	—	(17,479,734)
Share-based compensation		—	—	24,128,751	—	—	—	24,128,751
Issuance of shares upon initial public offerings		23,340,000	3,187	368,561,458	—	—	—	368,564,645
Conversion of Series A Redeemable Convertible Preferred Shares	21	5,375,150	734	202,490,448	—	—	—	202,491,182
Conversion of Series B Redeemable Convertible Preferred Shares	21	7,481,250	1,022	305,182,543	—	—	—	305,183,565
Issuance of shares in place of follow-on offerings		8,000,000	1,060	445,720,579	—	—	—	445,721,639
Exercise of share options		150,392	20	2,076,070	—	—	—	2,076,090
Net income attributable to JinkoSolar Holding Co., Ltd.		—	—	—	881,873,227	—	—	881,873,227
Appropriation to statutory reserves of Jiangxi Jinko and Zhejiang Jinko		—	—	—	(126,152,136)	126,152,136	—	—

Balance as of December 31, 2010		95,078,242	13,832	1,542,089,341	958,511,869	164,586,834	—	2,665,201,876

Balance as of December 31, 2010 USD (Note 2(ad))		95,078,242	2,096	233,649,900	145,229,071	24,937,399	—	403,818,466

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD (Note 2(ad))
Cash flows from operating activities:
Net income	219,296,784	85,409,632	881,873,227	133,617,156
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Change in fair value of embedded derivatives (Note 27)	29,812,680	13,599,301	(54,938)	(8,324)
Change in fair value of forward contracts (Note 27)	—	—	(83,807,971)	(12,698,177)
Share-based compensation charge (Note 23)	—	—	24,128,751	3,655,871
Deferred income taxes	—	(1,342,038)	8,110,198	1,228,817
Non-cash compensation to ordinary shareholders/employees (Note 21)	—	20,889,414	—	—
Depreciation of property, plant and equipment	12,824,606	43,840,980	96,751,960	14,659,388
Amortization of land use rights	2,719,654	2,245,016	4,075,087	617,437
Amortization of intangible assets	—	4,130	58,219	8,821
Amortization of deferred financing cost	—	250,000	500,000	75,758
Inventories provision	5,244,729	11,422,243	29,602,473	4,485,223
Provision for allowance of doubtful accounts	—	2,800,000	8,534,372	1,293,087
Reversal of provision for allowance of doubtful accounts receivable	—	—	(190,713)	(28,896)
Provision for impairment of other receivable	—	4,000,000	1,500,000	227,273
Loss on disposal of property, plant and equipment	—	—	1,739,587	263,574
Property, plant and equipment impairment	—	—	5,376,071	814,556
Investment loss/(income)	10,165,516	(82,063)	(60,058)	(9,100)
Contingent liability	—	—	10,000,000	1,515,152
Exchange loss	4,979,824	2,181,537	10,143,414	1,536,881
Changes in operating assets and liabilities:
Increase in accounts receivable	(90,427,849)	(143,616,567)	(373,984,543)	(56,664,324)
(Increase)/decrease in notes receivable	—	(13,301,730)	13,301,730	2,015,414
(Increase)/decrease in advances to suppliers	(222,423,056)	3,107,915	(252,439,360)	(38,248,388)
(Increase)/decrease in inventories	(249,181,987)	46,504,747	(603,924,606)	(91,503,727)
Decrease/(increase) in other receivables from related parties	48,511,160	—	(399,444)	(60,522)
Increase in prepayments and other current assets	(6,913,263)	(76,817,335)	(282,504,242)	(42,803,673)
Decrease in other assets	—	—	5,236,700	793,439
Increase in accounts payable	17,612,737	66,469,936	282,452,726	42,795,868
Increase in accrued payroll and welfare expenses	10,203,689	21,217,295	61,864,602	9,373,425
Decrease in advances from a related party	(92,433,279)	—	—	—
Increase/(decrease) in advances from third party customers	22,747,259	(139,608,876)	128,400,891	19,454,680
Increase in income tax payables	—	—	92,200,131	13,969,717
Increase/(decrease) in other payables and accruals	33,432,303	(25,470,359)	161,928,786	24,534,665

Net cash provided by/(used in) operating activities	(243,828,493)	(76,296,822)	230,413,050	34,911,071

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD (Note 2(ad))
Cash flows from investing activities:
(Increase)/Decrease in restricted cash	(9,662,000)	2,046,420	(222,538,376)	(33,717,935)
Purchase of property, plant and equipment	(319,194,825)	(242,770,774)	(1,307,932,241)	(198,171,552)
Purchase of land use rights	(98,924,588)	(42,500,610)	(37,556,165)	(5,690,328)
Purchase of intangible assets	—	(283,261)	(730,196)	(110,636)
Cash paid for short-term investments	—	(50,400,000)	—	—
Cash collected from short-term investments	—	—	15,816,513	2,396,441
Net cash paid for acquisition of a subsidiary	—	(69,248,833)	—	—
Cash outflow from deconsolidation of VIEs	(13,273,389)	—	—	—
Cash received for disposal of property, plant and equipment	—	—	395,250	59,886
Cash received from third party for disposal of investment in subsidiaries	34,102,500	—	—	—
Cash received for disposal of investment in a subsidiary	57,849,277	—	—	—
Repayment of loan from a related party	17,000,000	—	—	—
Loan to third parties	(3,000,000)	—	—	—
Repayment of loan by a third party	1,350,000	3,000,000	—	—

Net cash used in investing activities	(333,753,025)	(400,157,058)	(1,552,545,215)	(235,234,124)

Cash flows from financing activities:
Net proceeds from public offering of ordinary shares	—	—	814,286,284	123,376,710
Proceeds from exercise of share options	—	—	2,076,090	314,559
Capital injection to VIEs by VIEs shareholders	10,817,503	—	—	—
Net proceeds from issuance of Series A Redeemable Convertible Preferred Shares	163,482,179	—	—	—
Net proceeds from issuance of Series B Redeemable Convertible Preferred Shares	235,367,443	—	—	—
Cash paid for capital lease	(7,982,062)	(7,541,257)	(3,692,176)	(559,421)
Cash received from borrowings from related parties	2,402,773	—	—	—
Repayment of borrowings to related parties	(10,077,130)	—	—	—
Borrowings from third parties	298,722,228	1,294,956,061	2,471,127,222	374,413,215
Repayment of borrowings to third parties	(111,212,228)	(681,692,735)	(1,955,434,977)	(296,278,027)

	For the year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD (Note 2(ad))
Increase in cash restricted for notes payable (Note 2(f))	—	(43,986,784)	(121,424,144)	(18,397,598)
Increase in notes payable (Note 2(f))	—	39,553,566	489,878,911	74,224,077

Net cash provided by financing activities	581,520,706	601,288,851	1,696,817,210	257,093,515
Effect of foreign exchange rate changes on cash and cash equivalent	(3,857,792)	321,039	(5,959,840)	(903,006)

Net increase in cash and cash equivalent	81,396	125,156,010	368,725,205	55,867,456
Cash and cash equivalent, beginning of year	27,242,191	27,323,587	152,479,597	23,102,969

Cash and cash equivalent, end of year	27,323,587	152,479,597	521,204,802	78,970,425

Supplemental disclosure of cash flow information
Cash paid for income tax	217,528	—	59,968,864	9,086,192
Cash paid for interest expenses	6,014,161	30,195,110	63,880,195	9,678,817
Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	28,290,613	91,387,236	268,668,526	40,707,352
Payable under capital lease	11,233,443	3,744,481	—	—
Ordinary shares issued to consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares	20,004,865	—	—	—
Unpaid Series B Redeemable Convertible Preferred Shares issuance cost	500,000	—	—	—

Conversion of Redeemable Convertible Preferred Shares into ordinary shares upon the Company’s IPO	—	—	507,674,747	76,920,416

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

1.	ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of JinkoSolar Holding Co., Ltd. (the “Company”), its subsidiaries, which include Paker Technology Limited (“Paker”), Jiangxi Desun Energy Co., Ltd. (“Desun”) and Jinko Solar Co., Ltd. (“Jiangxi Jinko,” formerly known as Jiangxi Kinko Energy Co., Ltd., Jiangxi Jinko Energy Co., Ltd. or Jiangxi Jinko Solar Co., Ltd.), JinkoSolar International Limited (“JinkoSolar International”), JinkoSolar GmbH and JinkoSolar (U.S.) Inc. (“Jinko US”), Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko,” formerly known as Zhejiang Sun Valley Energy Application Technology Co., Ltd.), Jinko Solar Import and Export Co., Ltd. (“Jinko Import and Export,” formerly known as Shangrao Jinko Solar Import and Export Co., Ltd.), Jiangxi Photovoltaic Materials Co., Ltd (“Jiangxi Materials”), Shangrao JinkoSolar Vocational Training School (“Jinko School”), the subsidiary of Zhejiang Jinko, Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”) and certain variable interest entities (“VIEs” or “VIE subsidiaries”), which include Shangrao Yangfan Electronic Materials Co., Ltd. (“Yangfan,” formerly known as Shangrao Zhongcheng Semiconductor Materials Co., Ltd.), Shangrao Tiansheng Semiconductor Materials Co., Ltd. (“Tiansheng”), Shangrao Hexing Enterprise Co., Ltd. (“Hexing”) and Shanghai Alvagen International Trading Co., Ltd. (“Alvagen”). The Company, its subsidiaries and VIE subsidiaries are collectively referred to as the “Group.”

Paker was incorporated in Hong Kong as a limited liability company on November 10, 2006 by a Hong Kong citizen and a citizen of People’s Republic of China (“the PRC”), who held the investment on behalf of three PRC shareholders (the “Shareholders”) via a series of entrustment agreements.

The Company was incorporated in the Cayman Islands on August 3, 2007. On December 16, 2008, all of the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (the “Share Exchange”). As a result, Paker became a wholly-owned subsidiary of the Company.

The immediate family members of the Shareholders established Desun on behalf of the Shareholders on June 6, 2006 in Shangrao, Jiangxi province, the PRC. In January 2007 the shares were transferred to the Shareholders of the Company. From February 28, 2007 to August 9, 2007, Paker entered into various agreements with Desun under which Paker injected capital into Desun. Upon the completion of the capital injections, the Shareholders owned 72.98% of Desun, Paker owned the remaining 27.02% and Desun became a foreign invested enterprise. In addition, on February 27, 2007, the Shareholders executed an agreement whereby they pledged their shares and beneficial interest (“Share Pledge Agreement”) in Desun to Paker. As a result, Paker obtained 100% voting control and economic interest of Desun (“Reorganization”).

The Reorganization and the Share Exchange were accounted for as legal reorganization of entities under common control, in a manner similar to pooling of interest. Accordingly, the accompanying consolidated financial statements were prepared as if the current corporate structure had been in existence from the inception of Desun.

On December 13, 2006, Paker established Jiangxi Jinko as a wholly foreign owned enterprise in Shangrao, Jiangxi province, the PRC.

During the year ended December 31, 2008, Desun and Jiangxi Jinko were principally engaged in manufacturing, processing and sale of polycrystalline and monocrystalline silicon ingots and wafers and related silicon materials in the PRC. The businesses conducted by Desun were migrated over the first half of 2008 to Jiangxi Jinko.

On July 28, 2008, Paker disposed its 27.02% investment in Desun to a third party and recorded an investment loss of RMB10,165,516. Concurrently with the disposal, the Shareholders and Paker terminated the Share Pledge Agreement. The disposal and the termination of the Share Pledge Agreement were both approved by the local authorities on July 28, 2008. Consequently, the Group deconsolidated Desun as of July 28, 2008.

Yangfan was established on April 24, 2006 by two PRC citizens, one of which was an employee of Desun. Yangfan’s registered capital was RMB3 million as of December 31, 2007. Yangfan procured and sold raw materials for manufacturing to Desun and Jiangxi Jinko. On January 14, 2008, the shareholders of Yangfan entered into share transfer agreements with an unrelated PRC citizen to sell all equity shares in Yangfan to this individual, for a total consideration of RMB3 million. The share transfer transaction was completed on January 29, 2008.

Hexing was established in September 2007 by two PRC citizens with total registered capital of RMB8 million. Hexing processes and sells to Desun and Jiangxi Jinko raw materials used for manufacturing of silicon products.

Alvagen was established on April 29, 2007 by a PRC citizen who is a family member of the Company’s Chief Executive Officer (“CEO”). The registered capital for Alvagen is RMB1 million. Alvagen primarily provided administrative supportive services for the Group.

The financial statements of the VIEs were consolidated into the Company beginning on the date that the Company became the primary beneficiary of the VIEs. They were deconsolidated in September 2008 when the Company ceased to be the primary beneficiary of Yangfan and Alvagen, and when Hexing and Tiansheng were no longer VIEs (Note 3).

In June 2009, the Group acquired 100% equity interest in Zhejiang Jinko for a total consideration of RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Group consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko is a solar cell manufacturer which was also one of Jiangxi Jinko’s major solar wafer customers before the acquisition.

On November 25, 2009, Paker established JinkoSolar International, a trading company incorporated in Hong Kong, to facilitate settlement of payments and the Group’s overseas sales and marketing efforts in future.

On December 24, 2009, Jiangxi Jinko established Jinko Import and Export and accordingly Jinko Import and Export became a solely owned subsidiary of Jiangxi Jinko. Jinko Import and Export was established to facilitate the Company’s import and export activities in the PRC.

On April 1, 2010, Paker established JinkoSolar GmbH as a wholly owned subsidiary in Germany to facilitate the development of the Group’s business in the overseas market.

On June 13, 2010, Zhejiang Jinko established Zhejiang Trading and accordingly Zhejiang Trading became a wholly owned subsidiary of Zhejiang Jinko. Zhejiang Trading was established to facilitate the Company’s import and export activities in the PRC. On August 4, 2010, Jiangxi Jinko established Jinko School as a wholly owned subsidiary to facilitate the training of the Group’s employees.

On August 19, 2010, Paker established Jinko US, a limited liability company incorporated in the United States to establish a presence in North America, expand the Group’s sales and marketing network. Jinko US had not started operations as of December 31, 2010.

On December 1, 2010, Jiangxi Jinko established Jiangxi Materials as a wholly owned subsidiary in Jiangxi Province, China. Jiangxi Materials mainly produces accessory materials for solar products such as solar aluminum frame, solar junction box, aluminum materials windows and other metal component parts.

2.	PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results could materially differ from these estimates.

b. Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE subsidiaries for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and VIE subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the Board of Directors; to cast majority of votes at the meeting of the Board of Directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

The Company applies guidance that requires certain VIEs to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

c. Foreign currency translation

The Group’s reporting and functional currency is the Renminbi (“RMB”), the official currency in the PRC. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the consolidated statements of operations.

d. Cash and cash equivalent

Cash and cash equivalent represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

e. Restricted cash

Restricted cash represents deposits legally held by a bank which are not available for the Group’s general use. These deposits are held as collateral for issuance of letters of credit and bank acceptance notes to vendors for purchase of machinery and equipment and raw materials.

f. Notes receivable and payable

The Group accepts bank acceptance notes from customers in China in the normal course of business. The Group may discount these notes with banks in China or endorse these notes with its suppliers to clear its accounts payable. Notes that have been discounted with banks or endorsed with suppliers are derecognized from the consolidated balance sheets when the criteria for sale treatment are met.

The Group also issues bank acceptance notes to its suppliers in China in the normal course of business. The Group classified the changes in notes payable and the restricted cash held as collateral for issuance of bank acceptance notes as financing activities.

Notes receivable and payable are typically non-interest bearing and have maturities of less than six months.

g. Accounts receivable

Accounts receivable are presented net of allowance for doubtful accounts. The Group provides specific provisions for bad debts when facts and circumstances indicate that the collection is doubtful and a loss is probable and estimable. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

h. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market.

In addition, the Company analyzes its firm purchase commitments, which currently consist primarily of the long-term fixed price polysilicon supplier agreement, at each period end. Provision is made in the current period when the anticipated inventories cost from future execution of such supplier agreement is in excess of market.

i. Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture, fixture and office equipment	3-5 years
Motor vehicles	4-5 years

Construction in progress primarily represents the construction of new production line in Zhejiang Jinko. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences. Interest costs are capitalized for qualifying assets. Interest costs capitalized for the years ended December 31, 2009 and 2010 were RMB193,124 and RMB2,147,440, respectively.

The cost of maintenance and repairs is charged to expense as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

j. Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

k. Intangible assets

Intangible assets include purchase softwares and fees paid to register trademarks. Purchased softwares are amortized on a straight-line basis over their estimated useful lives, which are 5 or 12 years. Registered trademarks are designated as intangible assets with infinite useful lives and are not subject to amortization.

l. Business combination and goodwill

The Group accounts for business combination using the purchase method of accounting. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Group acquires based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Goodwill represents the excess of the purchase price over the full fair value of the identifiable assets and liabilities of the acquired business. In a business acquisition, any acquired intangible assets that do not meet separate recognition criteria are recognized as goodwill. Goodwill is not tax deductible for tax purpose.

No amortization is recorded for goodwill. The Group operates and manages its business in a single segment and the single segment is its reporting unit for the purpose of goodwill impairment testing. The Company tests goodwill on an annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount. The impairment of goodwill is determined by estimating the fair value based upon the present value of future cash flows. In estimating the future cash flows, the Company takes into consideration the overall and industry economic conditions and trends, market risk of the Company and historical information. No impairment loss was recorded for all periods presented.

m. Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets for the Group were nil and RMB5,376,071 for the years ended December 31, 2009 and 2010 (Note 12).

n. Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases are charged to the statements of operations on a straight-line basis over the lease periods.

o. Revenue recognition

Revenues represent the invoiced value of products sold, net of value added taxes (“VAT”). The Group offers to its customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. For the solar module sales contracts signed subsequent to October 1, 2010, the Group no longer offers the rights to return and refund to its customers. Actual returns were 0.2%, 0.1% and 0.2% of total sales for the years ended December 31, 2008, 2009 and 2010, respectively. Revenues from the sale of silicon ingot, solar wafer, solar cell, solar module and other silicon materials is generally recognized when the products are delivered and the title is transferred, the risks and rewards of ownership have been transferred to the customer, the price is fixed or determinable and collection of the related receivable is reasonably assured. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

The Group recognizes revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

Part of the Group’s sales to customers requires the customers to prepay before delivery has occurred. Such prepayments are recorded as advances from customers in the Company’s consolidated financial statements, until the above criteria have been met.

In the PRC, VAT of 17% on invoiced amount is collected in respect of sales of goods on behalf of the tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as other payables in the consolidated balance sheets until it is paid to the authorities.

p. Warranty cost

Solar modules produced by the Group are typically sold with either a 2-year or 5-year warranty for product defects and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, the Group is exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

The Group began the sales of solar modules in the first half of 2009 and has not experienced any material warranty claims to-date in connection with declines in the power generation capacity of its solar modules or defects. The Company accrues the equivalent of 1% of gross revenues of solar modules as a warranty liability to accrue the estimated cost of its warranty obligations based on the common practice of peer companies in the solar industry. To the extent that actual warranty costs differ significantly from estimates, the Company will revise its warranty provisions accordingly. The provision for warranty cost as of December 31, 2009 and 2010 were RMB1,727,717 and RMB33,432,852, respectively.

q. Financial guarantees

The Group issues guarantees in favor of certain third parties. A guarantee requires the issuer to make payments to reimburse the holder for a loss it incurs when a specified debtor fails to make repayments to the holder, when the debtor’s liability to the holder falls due.

A guarantee is initially recognized at the estimated fair value in the Group’s consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group’s consolidated balance sheets at the expected amount payable to the holder. The guarantee is derecognized when the Group’s obligation to the holder expires.

r. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB528,349, RMB1,632,428 and RMB57,261,154 for the years ended December 31, 2008, 2009 and 2010, respectively.

s. Research and development

Research and development costs are expensed when incurred.

t. Start-up costs

The Group expensed all costs incurred in connection with start-up activities.

u. Fair value of financial instruments

The Company adopted the provisions of the fair value measurement guidance on January 1, 2008 for financial assets and liabilities. On January 1, 2009, the Company also adopted the same guidance for all non-financial assets and non-financial liabilities. The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). A hierarchy is established for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs. The implementation of the fair value measurement guidance did not result in any material changes to the carrying values of the Company’s financial instruments on the opening balance sheet on January 1, 2008 and 2009.

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company’s consolidated assets, liabilities, equity and net income.

The Company’s financial instruments consist principally of cash and cash equivalent, accounts and notes receivable, other receivables, prepayments and other current assets, short-term investments, restricted cash, accounts and notes payable, other payables and accruals, short-term borrowings, long-term payables relating to capital lease, long-term borrowings, guarantee liability and embedded derivative underlying the Series B Redeemable Convertible Preferred Shares. As of December 31, 2009 and 2010, the carrying values of these financial instruments approximated their fair values, with the exception of the embedded derivatives underlying the Series B Redeemable Convertible Preferred Shares and foreign-exchange forward contracts (Note 27).

v. Taxation

Deferred income taxes are provided using the asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differentiate between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of operations in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

w. Subsidy income

Financial subsidy is recognized as subsidy income when received. For the years ended December 31, 2008, 2009 and 2010, the Group received financial subsidies of RMB637,320, RMB8,569,118 and RMB15,696,641 from the local PRC government authority, respectively. Financial subsidies for the year ended December 31, 2010 included those grants received for our expansion of production scale, technology upgrades and development of export markets. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

x. Statutory reserves

Desun and Zhejiang Jinko, as sino-foreign owned joint ventures incorporated in the PRC, are required to make appropriations of net profits, after recovery of accumulated deficit, to (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund prior to distribution of dividends to investors. These reserve funds are set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (the “PRC GAAP”). The percentage of net profit for appropriation to these funds is at the discretion of their Board of Directors.

Jiangxi Jinko, as a wholly foreign owned enterprise incorporated in the PRC, is required on an annual basis to make appropriations of net profits, after the recovery of accumulated deficit, to a general reserve fund and a staff bonus and welfare fund. These reserve funds are set at certain percentage of after-tax profit determined in accordance with the PRC GAAP. The percentage of the appropriation for general reserve fund is at least 10%, and the percentage of the appropriation for staff bonus and welfare fund is at the discretion of its boards of directors.

Except for the aforementioned subsidiaries, the Company’s other subsidiaries and VIE subsidiaries, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after-tax profit determined in accordance with the PRC GAAP.

Once the level of the general reserve fund and the statutory reserve fund reach 50% of the registered capital of the underlying entities, further appropriations to these funds are discretionary. The Group’s statutory reserves can only be used for specific purposes of enterprises expansion and staff bonus and welfare, and are not distributable to the shareholders except in the event of liquidation. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves.

Prior to year 2008, no appropriation was made to the above statutory reserves. On July 31, 2008, Desun made an appropriation of RMB30,000 to statutory reserves pursuant to the resolution by its Board of Directors. For the years ended December 31, 2008, 2009 and 2010, Jiangxi Jinko and Zhejiang Jinko made an appropriation of RMB25,825,125, RMB12,609,573 and RMB126,152,136 to statutory reserves, respectively, pursuant to the resolutions by its Board of Directors.

y. Dividends

Dividends are recorded when declared. No dividends were declared for the years ended December 31, 2008, 2009 and 2010, respectively.

PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC GAAP. The Company’s PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves (Note 2(x)).

z. Segment reporting

The Group operates and manages its business as a single segment primarily in China.

aa. Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method.

ab. Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to reimbursement of expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, it is recognized as deferred income and released to income in equal amounts over the expected useful life of the related asset. Where the Group receives non-monetary grants, the asset and the grant are recorded at nominal amounts and released to the income statement over the expected useful life of the relevant asset by equal annual installments.

ac. Share-based compensation

All share-based payments to employees and directors, including grants of employee stock options are recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. The number of awards for which the service is not expected to be rendered during the requisite period should be estimated, and the related compensation cost is not recorded. The Company has applied in its accounting for share-based compensation in accordance with ASC Topic 718 “Compensation—Stock Compensation” issued by Financial Accounting Standards Board, or FASB.

ad. Convenience translation

Translations of amounts from RMB into United States dollars (“US$” or “USD”) are solely for the convenience of readers and these were calculated at the rate of RMB6.6000 to US$1.00, the noon buying rate in effect on December 31, 2010, as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2010, or at any other rate.

ae. Recent accounting pronouncements

In January 2010, the FASB issued a final Accounting Standards Update (ASU) that sets forth additional requirements and guidance regarding disclosures of fair value measurements. ASU 2010-06, Improving Disclosures about Fair Value Measurements, amends the FASB Codification to require gross presentation of activity within the Level 3 fair value measurement roll forward and details of transfers in and out of Level 1 and 2 fair value measurements. It also clarifies two existing disclosure requirements of ASC 820-10, Fair Value Measurements and Disclosures—Overall, on the level of disaggregation of fair value measurements and disclosures on inputs and valuation techniques. There was a significant change in the final guidance as compared to the proposed ASU issued in August 2009. The final ASU does not require a sensitivity analysis for Level 3 measurements. The new requirements and guidance are effective for interim and annual periods beginning after December 15, 2009, except for the Level 3 roll forward which is effective for fiscal years beginning after December 15, 2010 (including interim periods within those fiscal years). The Company does not expect the adoption of the amended disclosure requirement related to presentation of Level 3 fair valuation measurement and details of transfers in and out of Level 1 and 2 fair value measurements will have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events—Amendments to Certain Recognition and Disclosure Requirements. The ASU amends the guidance on subsequent events in the FASB Accounting Standards Codification to address potential conflicts with current SEC guidance and other issues that were brought to the FASB’s attention through the comment letter process. As a result of the amended guidance, (1) SEC filers must still evaluate subsequent events through the issuance date of their financial statements, however, they are not required to disclose that date in their financial statements, (2) an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (i.e., over-the-counter market) must evaluate subsequent events through the date of issuance of its financial statements and must disclose that date, and (3) all other entities will continue evaluating subsequent events through the date the financial statements are available to be issued and must disclose that date in their financial statements. In addition, the scope of the disclosure requirements for reissued financial statements has been refined to apply only to “revised” financial statements. For entities, other than conduit bond obligors, the provisions of the ASU are effective upon issuance. Conduit bond obligors will be required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The Company does not expect the adoption of the amended recognition and disclosure requirement of subsequent events will have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-10 (ASU 2010-10), “Consolidation (Topic 810).” The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement 167 are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies. An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The deferral is primarily the result of differing consolidation conclusions reached by the International Accounting Standards Board (“IASB”) for certain investment funds when compared with the conclusions reached under Statement 167. The deferral is effective as of the beginning of a reporting entity’s first annul period that begins after November 15, 2009, and for interim periods within that first annual reporting period, which coincides with the effective date of Statement 167. Early application it not permitted. The provisions of ASU 2010-10 are effective for the Company beginning in 2010. The adoption of ASU 2010-10 did not have a material impact on the Company’s consolidated financial statements. The Company does not expect the adoption of the amended consolidation requirement will have a material impact on the Company’s consolidated financial statements.

In March 2010, the FASB issued Accounting Standards Update 2010-11 (ASU 2010-11), “Derivative and Hedging (Topic 815).” All entities that enter into contracts containing an embedded credit derivative feature related to the transfer of credit risk that is not only in the form of subordination of one financial instrument to another will be affected by the amendments in this Update because the amendments clarify that the embedded credit derivative scope exception in paragraph 815-15-15-8 through 15-9 does not apply to such contracts. ASU 2010-11 is effective at the beginning of the reporting entity’s first fiscal quarter beginning after June 15, 2010. The Company is currently evaluating the impact of this accounting update on its consolidated financial statements. The Company does not expect the adoption of the Accounting Standards update will have a material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus affects all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. The EITF decided to amend Step 1 of the goodwill impairment test so that for those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. For nonpublic entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Nonpublic entities may early adopt the amendments using the effective date for public entities. The Company does not expect the adoption of the Accounting Standards update will have a material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU contains the final consensus reached by the EITF meeting on November 19, 2010. The EITF consensus addresses diversity in practice in applying pro forma revenue and earnings disclosure requirements for business combinations. The EITF concluded that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, with early adoption permitted. The Company does not expect the adoption of the Accounting Standards update will have a material impact on the Company’s consolidated financial statements.

3.	VARIABLE INTEREST ENTITIES

Variable interests are contractual, ownership or other interests in an entity that change with changes in the entity’s net asset value. Variable interests in an entity may arise from financial instruments, service contracts, guarantees, leases, or other arrangements with the VIE. An entity that will absorb a majority of the expected losses of the VIEs if they occur, or receive a majority of the expected residual returns of the VIEs if they occur, or both, is considered the primary beneficiary of the VIE. The primary beneficiary must include the assets, liabilities and results of operations of the VIEs in its consolidated financial statements.

Tiansheng, Hexing and Yangfan are engaged in procurement and processing of raw materials for Desun and Jiangxi Jinko. Alvagen primarily provided administrative support services for the Group. For the periods presented, Desun and Jiangxi Jinko were the sole or predominant customers of Tiansheng, Hexing and Yangfan. For each of these three entities, the revenue earned from Desun and Jiangxi Jinko varied, depending on the results and activities of Tiansheng, Hexing and Yangfan. Alvagen bore certain general and administrative expenses on behalf of the Group. The Company analyzed its economic and business relationships with these variable interest entities and determined that for the relevant periods discussed below, the Company was the primary beneficiary of Tiansheng, Hexing, Yangfan and Alvagen. The shareholders of the VIEs maintained their equity interest to the extent of the contributed registered capital amounts. As a result of such determination, the results of operations and financial positions of Tiansheng, Hexing, Yangfan and Alvagen were included in the accompanying consolidated financial statements for the periods presented through the dates of deconsolidation as described below.

Commencing from August 2008, a series of actions were taken by the Group and the shareholders of the VIEs that changed the economic and business relationships between the Company and the VIEs. As a result of the changes made, the Company concluded that as of September 1, 2008, the Company was no longer the primary beneficiary of Yangfan and Alvagen and that as of September 30, 2008, Hexing and Tiansheng were no longer VIEs. Accordingly, the Group deconsolidated these entities as of the respective dates.

The cumulative losses of Yangfan and Alvagen as of September 1, 2008 were RMB387,996. The Company recorded this amount as additional paid-in capital in the consolidated balance sheet upon deconsolidation as the shareholders of the Yangfan and Alvagen did not require the Company to reimburse them for such losses. The profits of Hexing and Tiansheng generated during 2008 net of prior year losses, amounting to RMB576,826, were recorded as non-controlling interests in the consolidated statement of operations for the year ended December 31, 2008 because the Company was not entitled to the profits of Hexing and Tiansheng.

Beginning from January 1, 2009, the Company renamed minority interests to non-controlling interests and reclassified non-controlling interests from the mezzanine to a separate line item in equity and applied the revised requirement presentation retrospectively to all periods presented for comparability.

4.	BUSINESS COMBINATION

In June 2009, the Group acquired 100% equity interest in Zhejiang Jinko for a total consideration of approximately RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Group consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko was established in August 2006 and is a manufacturer of solar cells. This acquisition allows the Group to expand its business to manufacturing of solar cells.

The total consideration of approximately RMB100 million for the purchase of Zhejiang Jinko was allocated as follows:

As of June 30, 2009
RMB
Current assets	143,933,792
Property, plant and equipment	104,903,986
Land use rights	22,612,281
Other assets	9,881,184

Current liabilities	(194,190,602)
Non-current liabilities	(30,000,000)
Deferred tax liabilities	(2,779,473)

Net assets at acquisition date	54,361,168
Goodwill	45,645,832

Total purchase cost	100,007,000

The following unaudited pro forma financial information illustrates the estimated results of operations for the year ended December 31, 2008 and 2009, as if the acquisition of Zhejiang Jinko had occurred as of the beginning of each period presented, after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the periods presented, and may not be indicative of future operating results.

	Year ended December 31,
	2008	2009
	(Unaudited)	(Unaudited)
	RMB	RMB
Net revenue	2,422,892,072	1,667,204,507
Net income	220,365,617	73,109,519
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share—basic and diluted	3.56	(0.97)

5.	REVENUES

The Group’s revenues for the respective periods included sales of products and fees from provision of silicon material processing services which are detailed as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Sales of silicon wafers	794,860,097	1,102,232,823	909,647,382
Sales of silicon ingots	483,544,864	98,882	10,803,010
Sales of recovered silicon materials	902,249,026	28,039,357	—
Sales of solar cells	—	225,866,285	432,863,616
Sales of solar modules	—	182,015,116	3,247,825,572
Processing service fees	2,960,141	29,607,129	53,715,143

Total	2,183,614,128	1,567,859,592	4,654,854,723

The Group operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Group’s net revenues generated from sales of products and provision of processing services to customers in respective geographic locations:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	2,153,039,676	1,265,011,733	1,600,001,420
Outside China
Germany	4,525,780	90,424,974	1,157,707,877
Italy	160,302	2,232,377	1,130,191,372
Belgium	—	19,295,157	274,242,843
India	—	13,215,214	122,033,965
Spain	192,211	5,487,108	111,097,087
Rest of the world	25,696,159	172,193,029	259,580,159

Total	2,183,614,128	1,567,859,592	4,654,854,723

6.	TAXATION

As a company incorporated in the Cayman Islands, the Company is not subject to tax on income or capital gain. The Company’s subsidiaries established in Hong Kong, Paker and JinkoSolar International, are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Jinko GmbH is subject to Germany profit tax rate of approximately 33% on the assessable profit.

Jinko US is incorporated in Delaware, the United States. Jinko US does not conduct any business in Delaware, thus, it is not subject to Delaware State income tax. Jinko US conducts business in California; it is subject to a progressive federal corporate income tax from 15% to 35% and California state income tax of 8.84%, which is deductible from federal tax.

No Hong Kong, Germany and United States profit tax were provided as the Group did not have assessable profit that were earned in or derived from these countries during the periods presented.

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “CIT Law”) with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. As foreign invested enterprises, Jiangxi Jinko and Zhejiang Jinko are entitled to a two year tax exemption from CIT and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko had cumulative profits as of December 31, 2008 and 2009 but did not record any income tax liability as of those dates given Jiangxi Jinko was entitled to the two year tax exemption. Zhejiang Jinko had cumulative loss as of December 31, 2009. Jiangxi Jinko and Zhejiang Jinko are each subject to CIT rate of 12.5% starting from year 2010. Current income tax expense for the Group was RMB138 million for the year ended December 31, 2010. Jinko Import and Export, Jinko School, Zhejiang Trading and Jiangxi Material had no taxable profit for the year ended December 31, 2010.

Additionally, under the CIT Law, 10% withholding income tax (“WHT”) will be levied on foreign investors for dividend distributions from foreign invested enterprises’ profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed tax treaties with the PRC, the WHT rate is 5%. Deferred income taxes are not provided on undistributed earnings of the Group’s subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB1,493,756,456 and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB74,687,823 as of December 31, 2010.

Composition of Income Tax Expense

The component of income tax expense included in the consolidated statement of operations for the years ended December 31, 2008, 2009 and 2010 are as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
Current income tax expense	(822,280)	—	(138,020,196)
Deferred tax benefit/(expense)	—	1,342,038	(8,110,198)

Income tax (expense)/benefit	(822,280)	1,342,038	(146,130,394)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Group’s effective tax rate is as follows:

	Year Ended December 31,
	2008	2009	2010
	%	%	%
Statutory CIT rate	25	25	25
Effect of permanent differences:
—Change in fair value of embedded derivative	2.4	4.1	0.0
—Compensation charge from the modification to Series B Redeemable Convertible Preferred Shares	—	6.2	—
—Share-based compensation expenses	—	—	0.6
—Other non-deductible expenses	0.8	5.9	0.9
Difference in tax rate of a subsidiary outside the PRC	1.5	0.7	0.0
Effect of tax holiday for subsidiaries	(29.9)	(45.1)	(12.9)
Change in valuation allowance	0.6	1.6	0.6

	Year Ended December 31,
	2008	2009	2010
	%	%	%
Effective CIT rate	0.4	(1.6)	14.2

The aggregate amount and per share effect of the tax holiday are as follows:

	For the year ended December 31,
	2008	2009	2010
	RMB	RMB	RMB
The aggregate amount of effect	65,771,186	37,888,279	132,120,599
Per share effect—basic	1.30	0.75	1.76
Per share effect—diluted	1.30	0.75	1.64

Significant components of deferred tax assets—current

	As of December 31,
	2009	2010
	RMB	RMB
Net operating losses	1,991,223	5,088,387
Provision for inventories, accounts receivable and other receivable	1,342,038	904,195
Accrued warranty costs	—	2,121,462
Contingent liability	—	1,250,000
Other temporary differences	3,610	(337,564)

Total deferred tax assets	3,336,871	9,026,480
Less: Valuation allowance	(1,994,833)	(6,308,714)

Net deferred tax assets—current	1,342,038	2,717,766

Significant components of deferred tax assets—non-current

	As of December 31,
	2009	2010
	RMB	RMB
Impairment of property, plant and equipment	—	328,103

Deferred tax assets—non-current, net	—	328,103

Significant components of deferred tax liabilities—current

	As of December 31,
	2009	2010
	RMB	RMB
Change in fair value of forward contracts	—	17,576,184
Bad debt write-off pending approval for tax deduction	—	(1,344,194)
Accrued warranty costs	—	(2,667,808)
Provision for inventories and other receivable	—	(3,451,707)

Deferred tax liabilities—current, net	—	10,112,475

Significant components of deferred tax liabilities—non-current

	As of December 31,
	2009	2010
	RMB	RMB
Increase in fair value of property, plant and equipment and land use rights arising from business combination	2,930,934	2,925,907
Impairment of property, plant and equipment	—	(343,906)
Pre-operating expenses of a subsidiary that are deductible in future periods	(151,461)	(100,974)

Deferred tax liabilities—non-current, net	2,779,473	2,481,027

Movement of valuation allowances

	As of December 31,
	2009	2010
	RMB	RMB
At beginning of year	(639,627)	(1,994,833)
Current year additions	(1,355,206)	(4,517,852)
Reversal of valuation allowances	—	203,971

At end of year	(1,994,833)	(6,308,714)

Valuation allowances have been provided on the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2009 and 2010, valuation allowances were provided because it was more likely than not that the benefits of the deferred income taxes will not be realized. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amounts, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of December 31, 2010 and 2009, the Group did not record any liability for any uncertain tax positions. The Group’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, the Group did not have any interest and penalties associated with tax positions.

7.	SHORT-TERM INVESTMENTS

Short-term investments as of December 31, 2010 were term deposits with original maturity of more than 3 months.

The following table summarizes short-term investments as of December 31, 2009 and 2010 which were classified as available-for-sale securities:

	As of December 31, 2009
	Amortized Cost	Fair Value	Gross Unrealized Holding Gain	Contractual Maturity from Balance Sheet Date
	RMB	RMB	RMB
Term deposits	49,000,000	49,000,000	—	5 to 343 days
Open-end equity funds	1,400,000	1,462,300	62,300	—

Total	50,400,000	50,462,300	62,300

	As of December 31, 2010
	Amortized Cost	Fair Value	Gross Unrealized Holding Gain	Contractual Maturity from Balance Sheet Date
	RMB	RMB	RMB
Term deposits	34,705,845	34,705,845	—	47 to 178 days

The carrying value of term deposits approximated their fair value because such deposits bear market interest rates and have short period of maturity.

8.	ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2009	2010
	RMB	RMB
Accounts receivables	239,596,628	577,175,283
Allowance for doubtful accounts	(2,800,000)	(378,888)

Accounts receivable, net	236,796,628	576,796,395

Movement of allowance of doubtful accounts

	As of December 31,
	2009	2010
	RMB	RMB
At beginning of year	—	2,800,000
Addition	2,800,000	8,534,372
Write-off	—	(10,764,771)
Reversal	—	(190,713)

At end of year	2,800,000	378,888

9.	ADVANCES TO SUPPLIERS

	As of December 31,
	2009	2010
	RMB	RMB
Advances to suppliers under purchase contracts with term of less than 1 year	92,059,655	332,151,202
Advances to suppliers under purchase contracts with term of more than 1 year	232,164,000	242,164,000

Total	324,223,655	574,315,202
Advances to suppliers to be utilized beyond one year	(230,899,519)	(234,577,110)

Advances to suppliers—current	93,324,136	339,738,092

In July 2008, the Group entered into two long-term purchase agreements with two suppliers to purchase an aggregate 8,550 tons of virgin polysilicon materials over a period of five to ten years. These agreements stipulated the contractual advance payments according to specified timetable. In early 2009 and December 2010, the Group and the respective suppliers agreed to amend these agreements whereby the purchase terms and payment schedules were revised. Advance payments of which receipt of goods are expected to be beyond one year as of the balance sheet date are classified as non-current assets in the Group’s consolidated balance sheets.

As of December 31, 2010, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next six months.

No provision was made against the balance of advances to suppliers as of December 31, 2010 based on management’s assessment of the recoverability of such advances (Note 25).

10.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Raw materials	116,780,074	202,257,837
Work-in-progress	47,144,472	109,777,637
Finished goods	81,267,852	507,479,057

Total	245,192,398	819,514,531

Write-down of inventories were RMB5,244,729, RMB11,422,243 and RMB29,602,473 for the years ended December 31, 2008, 2009 and 2010, respectively.

Inventories are pledged as collateral for the Group’s short-term and long-term borrowings (Note 17).

11.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Value-added tax recoverable	46,262,641	317,837,454
Value-added tax refundable on export sales	28,861,308	27,517,480
Deposits for customs duty and rental	3,497,913	14,391,706
Deferred charges	—	14,148,799
Prepaid insurance premium	152,047	4,084,745
Prepaid service fees	2,707,257	2,556,590
Prepaid rent and others	1,566,456	2,050,190
Employee advances	2,177,176	2,038,382
Prepaid qualification authentication fee	2,098,148	516,560
Advance to a supplier to be refunded	1,993,697	493,697
IPO related costs	15,507,350	—

Total	104,823,993	385,635,603

Value-added tax recoverable represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

Value-added tax refundable on export sales are calculated at certain rates, ranged from 5% to 17% for various products, of the Group’s export sales and will be refunded from tax authorities within the next 12 months.

Deferred charges represented the tax effects of unrealized profit derived from inter-company transactions which are expected to be realized within the next 12 months.

As of December 31, 2009 and 2010, all of the employee advances are business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

IPO related costs comprised professional fees incurred in relation to the Group’s proposed initial public offering, which was offset against the proceeds when the offering was consummated in May 14, 2010.

12.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Buildings	119,063,891	211,635,316
Machinery and equipment	530,829,001	1,643,401,637
Furniture, fixture and office equipment	8,692,752	12,135,310
Motor vehicles	6,231,734	20,407,418

	664,817,378	1,887,579,681
Less: accumulated depreciation	(54,694,338)	(150,902,142)
Less: impairment provision	—	(5,376,071)

Subtotal	610,123,040	1,731,301,468
Construction in progress	131,358,409	207,676,752

Property, plant and equipment, net	741,481,449	1,938,978,220

Depreciation expense was RMB12,824,606, RMB43,840,980 and RMB96,751,960 for the years ended December 31, 2008, 2009 and 2010, respectively.

Construction in progress primarily represents the construction of new production lines at Zhejiang Jinko. Costs incurred in the construction were transferred to property, plant and equipment upon construction completion and the buildings became ready for use, at which time depreciation also commenced.

As of December 31, 2009 and 2010, included in machinery and equipment are assets of RMB14,125,273 under capital lease. The total net book value of such assets as of December 31, 2009 and 2010 was RMB12,249,306 and RMB10,842,323, respectively (Note 18).

The Group made an impairment provision of RMB5,376,071 during the year December 31, 2010 for certain equipment in the wafer production line that had become obsolete. The recoverable amount was based on fair value less cost to sell.

Certain property, plant and equipment are pledged as collateral for the Group’s short-term borrowings (Note 17).

13.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 or 70 years, as applicable, in the PRC.

	As of December 31,
	2009	2010
	RMB	RMB
Land use rights	233,358,394	270,914,559
Less: accumulated amortization	(4,980,884)	(9,055,971)

Land use rights, net	228,377,510	261,858,588

Amortization expense was RMB2,719,654, RMB2,245,016 and RMB4,075,087 for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2010, estimated amortization expense in each of the next five years is RMB4,081,397.

Certain land use rights are pledged as collateral for the Group’s short-term borrowings (Note 17).

14.	INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2009	2010
	RMB	RMB
Trademark	234,946	502,193
Computer software	48,315	511,264
Less: accumulated amortization	(4,130)	(62,349)

Intangible assets, net	279,131	951,108

Amortization expense was nil, RMB4,130 and RMB58,219 for the years ended December 31, 2008, 2009 and 2010, respectively. Estimate of amortization expenses in the next five years since December 31, 2010 are as following:

Year ending December 31,	RMB
2011	102,253
2012	102,253
2013	102,253
2014	102,253
2015	39,904

15.	OTHER ASSETS

Other assets consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Prepayments for purchase of property, plant and equipment	19,001,650	202,455,541
Deposit for capital lease	3,744,581	—
Prepaid interest for a long-term borrowing—non-current portion	1,756,201	551,949
Prepaid service fee—non-current portion	813,061	525,195

Total	25,315,493	203,532,685

16.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2009	2010
	RMB	RMB
Payables for purchase of property, plant and equipment	91,387,236	268,668,526
Value-added tax payable	—	52,895,118
Government grant	—	55,000,000
Accrued warranty cost	1,727,717	33,432,852
Accrued utilities and rentals	6,790,382	14,812,022
Freight payables	—	9,242,636
Accrued professional service fees	9,835,056	8,502,170
Commission payables	—	3,973,434
Capital lease obligations—current portion (Note 18)	3,692,176	—
Others	3,317,483	9,889,025

Total	116,750,050	456,415,783

The government grant was under Golden Sun Program which was sponsored by China’s Ministry of Finance, Ministry of Science and Technology, the National Energy Administration of the National Development and Reform Commission, and the Ministry if Housing and Urban-Rural Development. Jiangxi Jinko was granted RMB55 million by the government in year 2010 for the construction of solar power generation facilities under the project. The grant has not been released to the consolidated statement of operations for the year ended December 31, 2010 since the construction project has yet to commence.

17.	BORROWINGS

(a) Short-term borrowings

	As of December 31,
	2009	2010
	RMB	RMB
Short-term bank borrowings	516,084,026	1,061,776,271
Long-term bank borrowings—current portion (Note 17(b))	60,000,000	110,000,000

Total short-term borrowings	576,084,026	1,171,776,271

The short-term bank borrowings outstanding as of December 31, 2009 and 2010 carried a weighted average interest rate of 5.19% and 4.70% per annum, respectively. The borrowings were for one year term and matured at various times. Proceeds from these short-term bank borrowings were for working capital purposes. None of the short-term bank borrowings had financial covenants or restrictions other than pledge of the Group’s assets as described below.

Included in the balance of short-term bank borrowings as of December 31, 2010 were borrowings of RMB111,797,408, RMB104,476,505 and RMB16,546,789 which are denominated and repayable in EURO, USD and Swiss Franc (“CHF”), respectively.

As of December 31, 2010, Jiangxi Jinko had short-term bank borrowings of RMB133,000,000 which were collateralized on certain land use rights, buildings, equipments, including RMB23,000,000 which was also guaranteed by the Shareholders. The net book value of the land use rights and equipments under collaterals were RMB12,147,670 and RMB342,217,692, respectively.

As of December 31, 2010, Jiangxi Jinko had short-term bank borrowings of RMB228,000,000 which were collateralized on Jiangxi Jinko’s inventories of RMB344,410,668. Included in these borrowings was RMB50,000,000 guaranteed by the Shareholders.

As of December 31, 2010, Jiangxi Jinko had short-term bank borrowings of RMB17,000,000 collateralized on certain land use rights and buildings of Desun. In addition, this borrowing was also guaranteed by the Shareholders.

As of December 31, 2010, Zhejiang Jinko had short-term bank borrowings of RMB7,000,000 which are collateralized on its land use rights and certain buildings. The net book values of these assets under collaterals were RMB11,333,740 and RMB25,875,165, respectively, as of December 31, 2010.

As of December 31, 2010, Zhejiang Jinko had short-term bank borrowings of RMB280,545,089 which were guaranteed by Jiangxi Jinko.

Subsequent to December 31, 2010, the Group obtained additional short-term bank borrowings of RMB2,195,433,190, and repaid short-term bank borrowings of RMB1,114,283,349. These additional short-term bank borrowings were collateralized on part of the Group’s letter of credit, land use right and buildings, and were guaranteed by Jiangxi Jinko.

(b) Long-term borrowings

	As of December 31,
	2009	2010
	RMB	RMB
Long-term bank borrowings	410,000,000	380,000,000
Less: Current portion	(60,000,000)	(110,000,000)
Deferred financing cost (Note 26(e))	(1,250,000)	(750,000)

Total long-term borrowings	348,750,000	269,250,000

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2011	110,000,000
2012	250,000,000
2013	20,000,000

Total	380,000,000

In June 2009, Jiangxi Jinko obtained a bank borrowing of RMB79,000,000 which is repayable in June 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2010. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko’s inventories of RMB78,999,993. The Group repaid RMB20,000,000 of this borrowing in September 2009 before its maturity.

In July 2009, Jiangxi Jinko obtained a bank borrowing of RMB80,000,000 of which RMB30,000,000 is repayable in July 2010 and RMB50,000,000 is repayable in July 2011. The borrowing carries a variable interest rate that is determined annually with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 4.86% as of December 31, 2010. Interest is payable monthly. The borrowing was guaranteed by the Shareholders and collateralized on Jiangxi Jinko’s equipments with net book value of RMB113,617,141 as of December 31, 2010.

In August 2009, Jiangxi Jinko obtained a bank borrowing of RMB41,000,000 which is repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2010. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko’s land use right on net book value of RMB51,890,677, as of December 31, 2010.

In September 2009, Jiangxi Jinko obtained a bank borrowing of RMB20,000,000 which is repayable in September 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2010. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko’s land use right with net book value of RMB90,034,286 as of December 31, 2010.

In October 2009, Jiangxi Jinko obtained a bank borrowing of RMB30,000,000, with RMB20,000,000 repayable in July 2011 and RMB10,000,000 repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 4.86% as of December 31, 2010. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko’s equipments with net book value of RMB25,234,231 as of December 31, 2010 and was guaranteed by the Shareholders.

In December 2009, Jiangxi Jinko obtained a bank borrowing of RMB70,000,000 which is repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 4.86% as of December 31, 2010. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko’s equipments on net book value of RMB127,086,072 as of December 31, 2010. In addition to the collaterals, this borrowing was guaranteed by the Shareholders.

In June 2009, Jiangxi Jinko entered into a loan agreement with Jiangxi Heji Investment Co., Ltd. (“Heji”) in relation to a three-year loan in the principal amount of RMB100 million. As of December 31, 2010, Jiangxi Jinko has received RMB50 million proceeds which bear interest at the rate of 8.99% per annum. In September and October 2009, Heji and the Jiangxi Jinko re-arranged the loan into an entrusted bank loan through Agriculture Bank of China. The borrowing is guaranteed by the Shareholders and Hexing and secured by collaterals over the assets to be purchased with the borrowing.

In connection with this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust and Investment Limited Corporation, or JITIC, for Heji’s own payment obligations under its separate trust loan agreement with JITIC under which, JITIC extended a loan to Heji in the principal amount of RMB50 million for a term of three years, that carries interest at the rate of 6.86% per annum. Jiangxi Jinko recognized a guarantee liability of RMB1,500,000, with the amount being recognized as a deferred financing cost which is amortized over the period of the borrowing (Note 26(e)).

In March 2008, Zhejiang Jinko obtained a bank borrowing of RMB30,000,000 which is repayable in March 2011. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2010. Interest is payable monthly. The borrowing is guaranteed by Jiangxi Jinko.

In March 2010, Zhejiang Jinko obtained a bank borrowing of RMB10,000,000 which is repayable in March 2013. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2010. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko’s equipments with net book value of RMB82,464,141 as of December 31, 2010. In additions to the collaterals, the borrowing is guaranteed by Jiangxi Jinko.

In April 2010, Zhejiang Jinko obtained a bank borrowing of RMB10,000,000 which is repayable in September 2011. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2010. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko’s land use rights and buildings with net book value of RMB11,333,740 and RMB25,875,165, respectively, as of December 31, 2010.

In May 2010, Zhejiang Jinko obtained a bank borrowing of RMB10,000,000 which is repayable in May 2013. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.4% as of December 31, 2010. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko’s equipments with net book value of RMB82,464,141 as of December 31, 2010. In additions to the collaterals, the borrowing is guaranteed by Jiangxi Jinko.

Subsequent to December 31, 2010, the Group obtained additional long-term bank borrowings of RMB75.0 million and repaid long term bank borrowings of RMB30.0 million. These long term bank borrowings are collateralized by certain of Zhejiang Jinko’s land we rights and guaranteed by Jiangxi Jinko. These borrowings carry variable interest rates that are determined by reference to the prevailing base lending rate set by PBOC.

18.	CAPITAL LEASE

Desun disposed its manufacturing equipment, including monocrystalline silicon furnaces to a third party on July 30, 2008 at the net book value of the assets. On August 1, 2008, Jiangxi Jinko entered into a lease agreement with the third party pursuant to which Jiangxi Jinko leased these manufacturing equipments for the period from August 3, 2008 to May 3, 2010. According to the lease agreement, Jiangxi Jinko has the right to purchase the equipment at the end of the lease term at a nominal price of RMB100. The lease is accounted for as a capital lease in the consolidated financial statements. The lease had been fully settled and the Company had exercised the purchase right in year 2010.

The following is an analysis of the assets under the capital lease:

	As of December 31,
	2009	2010
	RMB	RMB
Machinery and equipment	14,125,273	14,125,273
Less: Accumulated depreciation	(1,875,967)	(3,282,950)

Total	12,249,306	10,842,323

The schedule for future minimum payments as of December 31, 2009 and 2010 under the capital lease together with the present value of the net minimum payments is illustrated as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Minimum lease payments	3,744,481	—
Less: Amount representing interest	(52,305)	—

Present value of minimum lease payments	3,692,176	—

Analyzed as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Payments within 1 year	3,692,176	—
Payments beyond 1 year	—	—

19.	EARNINGS/(LOSS) PER SHARE

As described in Note 22, Paker effected a share split of 1 for 1,000 and a split in the form of share dividend in May 2008. On December 16, 2008, all the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company. On September 15, 2009, the Company effected a share split with the result of each share becoming 50 shares of the same class (Note 22). Accordingly, all of shares and per share amount in the consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the change in ratio for all periods presented, as if such share splits and the Share Exchange occurred since inception.

Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated as follows:

	2008*	2009*	2010
	RMB	RMB	RMB
Numerator:
Net income attributable to JinkoSolar Holding Co., Ltd.	218,719,958	85,409,632	881,873,227
Series A Redeemable Convertible Preferred Shares accretion	(13,747,632)	(31,832,994)	(13,433,242)
Series B Redeemable Convertible Preferred Shares accretion	(10,739,483)	(42,301,594)	(17,479,734)
Allocation to preferred shareholders	(16,471,759)	(40,422,944)	(15,156,606)
Deemed dividend to a preferred shareholder	—	(8,015,089)	—

Net income / (loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders—Basic	177,761,084	(37,162,989)	835,803,645
Dilutive effect of Preferred Shares	—	—	46,069,582

Net income / (loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders—Diluted	177,761,084	(37,162,989)	881,873,227

Denominator:
Denominator for basic calculation—weighted average number of ordinary shares outstanding	50,429,700	50,731,450	74,896,543
Dilutive effect of outstanding share options	—	—	1,112,855
Dilutive effect of exercised share options	—	—	18,798
Dilutive effect of preferred shares	—	—	4,719,884

Denominator for diluted calculation—weighted average number of ordinary shares outstanding	50,429,700	50,731,450	80,748,080

Basic earnings/(loss) per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	3.52	(0.73)	11.16
Diluted earnings/(loss) per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	3.52	(0.73)	10.92

*	The potentially dilutive Redeemable Convertible Preferred Shares of 5,272,044 and 12,816,600 for the year ended December 31, 2008 and 2009 have been excluded in the calculation of dilutive earnings/(loss) per share because of their anti-dilutive effect. The total granted share options of 3,024,750 was also excluded in the calculation of dilutive loss per share for the year ended December 31, 2009 because no share options were exercisable prior to the Company’s IPO and the share options were under-water as of December 31, 2009.

20.	EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiaries incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits. These companies are required to pay for these benefits based upon certain percentages of employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans from the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits were RMB6,921,094, RMB11,460,709 and RMB36,098,902 for the years ended December 31, 2008, 2009 and 2010, respectively. The unpaid balances of liability accrued for such employee welfare benefits were RMB17,931,245 and RMB49,549,743 as of December 31, 2009 and 2010, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

21.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

On May 30, 2008, Paker issued 107,503 shares (5,375,150 shares post 2009 Share Split) of Series A Redeemable Convertible Preferred Shares at US$223.25 per share, for a total consideration of US$24,000,000. On September 18, 2008, Paker issued 148,829 shares (7,441,450 shares post 2009 Share Split) of Series B Redeemable Convertible Preferred Shares at US$236.51 per share, for a total consideration of US$35,200,000.

On December 16, 2008, all the then existing shareholders of Paker exchanged their respective classes of shares of Paker, including the Series A Redeemable Convertible Preferred Shares and Series B Redeemable Convertible Preferred Shares (“the Preferred Shares”), for equivalent classes of shares of the Company.

The par value of the Company’s Preferred Shares is US$0.001 per share (US$0.00002 per share post 2009 Share Split). The rights, preferences and privileges of the Preferred Shares were as follows:

Conversion

The Preferred Shares are convertible into ordinary shares at any time at the option of the preferred shareholders. Automatic conversion will occur based upon the then effective conversion price immediately upon the closing of a Qualified Initial Public Offering (“QIPO”) or at the election of the holders of at least 67% of the then outstanding Preferred Shares. Prior to the amendment referred to below, the QIPO was defined as a public offering on Nasdaq or other internationally recognized stock exchange with gross proceeds to the Company of not less than US$150,000,000 and total market capitalization, as a result of the offering, of not less than US$750,000,000. On September 15, 2009, an amendment was executed which changed the definition of a QIPO. Under the amendment, “QIPO means a fully underwritten initial public offering of the Company’s shares or ADSs with a listing on the NYSE;”

The conversion price of the Preferred Shares will equal the original issue price of the Preferred Shares. Pursuant to the share purchase agreements and agreements between the holders of the Preferred Shares and the Shareholders, the conversion price was subject to adjustments based on the Company’s 2008 adjusted net earnings (“2008 Performance”) as set out below:

Series A Redeemable Convertible Preferred Shares

If the Company’s 2008 Performance is less than RMB225 million but greater than RMB175 million, or greater than RMB275 million but not greater than RMB325 million, the conversion price of the Series A Redeemable Convertible Preferred Shares shall be adjusted based on a defined formula.

However, if all of the Series A Redeemable Convertible Preferred Shares have been converted into the Company’s ordinary shares at the time when the Company’s 2008 Performance becomes known, the Shareholders and the holders of the Series A Redeemable Convertible Preferred Shares shall transfer ordinary shares amongst them, so that as the result of such transfer, the percentages of the total ordinary shares held by the holders of Series A Redeemable Convertible Preferred Shares equal the percentages of ordinary shares that the Series A Redeemable Convertible Preferred Shares would have converted into, after taking into effect such adjustment to the conversion price.

The Company’s 2008 Performance was within the range of RMB225 million and RMB275 million. Therefore, no adjustment was made to the conversion price of Series A Redeemable Convertible Preferred Shares as of December 31, 2008.

Series B Redeemable Convertible Preferred Shares

If the Company’s 2008 Performance is less than RMB250 million but greater than RMB200 million or greater than RMB250 million but not greater than RMB300 million, the conversion price of the Series B Redeemable Convertible Preferred Shares shall be adjusted based on a defined formula. The adjustment formula took into consideration factors such as the amount of the investment made by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment made by the holders of the Series A Redeemable Convertible Preferred Shares and the Company’s 2008 Performance. The formula was designed to adjust the number of conversion shares held by the holders of the Series B Redeemable Convertible Preferred Shares, if converted so that the percentage of the shares held by the holders of the Series B Redeemable Convertible Preferred Shares in the Company’s issued and outstanding share capital equaled the ratio of (i) the amount of investment made by them in the Company to (ii) the value of the Company calculated based on the 2008 Performance.

However, if all of the Series B Redeemable Convertible Preferred Shares have been converted into the Company’s ordinary shares at the time when the Company’s 2008 Performance becomes known, the Shareholders and the holders of the Series B Redeemable Convertible Preferred Shares shall transfer ordinary shares amongst them, so that as a result of such transfer, the percentages of the total ordinary shares held by the holders of Series B Redeemable Convertible Preferred Shares equal the percentages of ordinary shares that the Series B Redeemable Convertible Preferred Shares would have converted into, after taking into effect such performance adjustment to the conversion price. The Company’s 2008 performance was below RMB250 million, hence the conversion ratio of the Series B Redeemable Convertible Preferred Shares was adjusted from 1 for 1 to 1 for approximately 1.0054 based on the Company’s 2008 Performance. Such adjustment did not result in a beneficial conversion feature.

If the value of each ordinary share issuable upon the automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with a QIPO is less than the defined target IPO price per share, then the Shareholders would be required to transfer to the holders of Series B Redeemable Convertible Preferred Shares in connection with the auto conversion of their shares a number of ordinary shares the value of which, at the QIPO price per share, when added to the value of the ordinary shares issuable upon such conversion of the Series B redeemable convertible preferred shares in connection with the QIPO, would equal the product of (i) the number of outstanding Series B redeemable convertible preferred shares prior to the QIPO, multiplied by (ii) 1.5 times the adjusted original issue price per share of the Series B Redeemable Convertible Preferred Shares.

If the QIPO has not been completed by April 30, 2010 and the Company’s 2009 adjusted net earnings is less than RMB450 million (the “2009 Performance Target”), then the Shareholders shall transfer to the holders of Series B Redeemable Convertible Preferred Shares certain number of ordinary shares calculated based on a defined formula (the “2009 Performance Adjustment”), regardless of whether the Series B Redeemable Convertible Preferred Shares are converted. The share transfer formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares and the Company’s 2008 and 2009 Performance. The formula requires the transfer of ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the total number of shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares as compared to the Company’s issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2009 Performance Target and the actual 2009 Performance. The Company determined that this embedded share transfer feature in the Series B meets the definition of a derivative and accordingly has been bifurcated from the host contract, the Series B Redeemable Convertible Preferred Shares, and accounted for as a derivative (the “2009 Performance Adjustment Derivative Liability”), (Note 27), from September 2008, the issue date of the Series B Redeemable Convertible Preferred Shares.

On June 22, 2009, the holders of Series B Redeemable Convertible Preferred Shares and the Shareholders agreed to lower the Company’s 2009 Performance Target in assessing the transfer of ordinary shares under the 2009 Performance Adjustment feature. The effect of this change on the value of the derivative liability was a reduction in value of RMB65.2 million. In addition, a 2010 performance target was added, which is an embedded share transfer feature that meets the definition of a derivative and requires bifurcation from the Series B Redeemable Convertible Preferred Shares to be accounted for as a derivative (the “2010 Performance Adjustment Derivative Liability), (Note 27), from June 22, 2009. The fair value of this new derivative at issuance was RMB18.2 million. Under the new 2010 performance target, if a QIPO has not been completed by April 30, 2011 and the Company’s 2010 performance is less than RMB200 million (the “2010 Performance Target”), then the Shareholders shall transfer to the holders of Series B Redeemable Convertible Preferred Shares, for no further consideration, certain amounts of ordinary shares calculated based on a defined formula (the “2010 Performance Adjustment”). The 2010 derivative adjustment formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares, and the Company’s 2009 and 2010 Performance. The formula was designed to adjust the total number of shares held by the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares in the Company as compared to the Company’s issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2010 Performance Target and the actual 2010 Performance.

In consideration of the agreement to lower the Company’s 2009 Performance Target to RMB100 million, the Shareholders transferred on June 22, 2009 an aggregate of 76,258 (3,812,900 post 2009 Share Split as described in Note 22) ordinary shares to the holders of Series B Redeemable Convertible Preferred Shares. The fair value of these ordinary shares on June 22, 2009 of RMB43.6 million was imputed to the Company as if the Shareholders (who are the principal shareholder of the Company) contributed the shares to the Company and they were immediately reissued by the Company to the holders of the Series B Redeemable Convertible Preferred Shares.

        The above amendment resulted in: (a) a decrease in the 2009 Performance Adjustment Derivative Liability by RMB65.2 million which was offset by the fair value of the 2010 Performance Adjustment Derivative Liability of RMB18.2 million; (b) an effective contribution of ordinary shares valued at RMB43.6 million by the Shareholders to the Company which was in turn transferred to the holders of the Series B Redeemable Convertible Preferred Shares in consideration for agreeing to modify the terms of the 2009 Performance Adjustment. Accordingly, this amount had been treated as a capital contribution and as an offset to the net change in the fair value of the derivative liabilities in (a) above; (c) the recording of compensation expense of RMB3.4 million which was equal to the change in the fair value of the derivative liabilities net of the consideration transferred to the holders of Series B Redeemable Convertible Preferred Shares in (b) above.

In addition, in consideration for obtaining the agreement from one of the holders of Series A Redeemable Convertible Preferred Shares to the transfer of the 76,258 ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares pursuant to the amendment described above, the Shareholders transferred to such holder of Series A Redeemable Convertible Preferred Shares on June 22, 2009 an aggregate of 14,031 (701,550 post 2009 Share Split as described in Note 22) ordinary shares as a consent fee. The fair value of the 14,031 ordinary shares on June 22, 2009 of RMB8,015,089 was imputed to the Company as if the Shareholders (who are the principal shareholders of the Company) contributed the ordinary shares to the Company and they were immediately reissued by the Company to the holder of Series A Redeemable Convertible Preferred Shares as a deemed dividend.

If the Company does not meet the 2009 Performance Target and the 2010 Performance Target and there is no QIPO by April 30, 2010 and April 30, 2011 respectively, future transfers of ordinary shares from the Shareholders to the holders of Series B Redeemable Convertible Preferred Shares will be required and such transfers will be accounted for as equity contributions from the Shareholders to the Company and immediate redistributions to the holders of Series B Redeemable Convertible Preferred Shares as deemed dividend.

On September 15, 2009, the Shareholders reached agreement with the holders of Series A and Series B Redeemable Convertible Preferred Shares on the modification to certain existing terms (the “September 2009 Modification”), including (a) removed the existing definition of a QIPO and replaced it with the following: “QIPO means a fully underwritten initial public offering of the Company’s shares or ADSs with a listing on the New York Stock Exchange;” (b) removed the requirement for the Shareholders to transfer certain number of ordinary shares to the holders of the Series B Redeemable Convertible Preferred Shares if the value of issuable upon automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with a Qualified Public Offering is less than the defined target IPO price per share; and, (c) agreed that the 14,031 and 76,258 ordinary shares, respectively, transferred to the holders of Series A and Series B Redeemable Convertible Preferred Shares in connection with the June 2009 Modification be returned to the Shareholders in the event the redemption of the preferred shares are exercised by the holders of Series A and Series B Redeemable Convertible Preferred Shares.

The September 2009 Modification resulted in a reduction of RMB2.4 million in the fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities that the Company recognized in the Consolidated Statement of Operations as Change in Fair Value Derivatives. The September 2009 modification also resulted in an additional benefit transfer of RMB15.1 million from the holders of the Series A and B Redeemable Convertible Preferred Shares to the Shareholders due to the reduction in the fair value of the Series A and B Redeemable Convertible Preferred Shares on September 15, 2009 as a result of such modification. The Company recognized a total of RMB17.5 million in compensation expense (including the RMB15.1 million) in recognition of the total benefit transferred from the holders of Series A and B Redeemable Convertible Preferred Shares to the Shareholders that is attributed to the Company, given the Shareholders are also employees of the Company.

Redemption

After the third anniversary of the first issuance of the Series A Redeemable Convertible Preferred Shares, the holders of not less than a majority of the then outstanding Series A and Series B Redeemable Convertible Preferred Shares may require the Company to redeem all of the outstanding Preferred Shares, if not previously converted, for an amount equal to 150% of their respective original issue price plus all accumulated and unpaid dividends. Dividends shall not accumulate or accrue unless declared.

Liquidation

In the event of any liquidation event and so long as any of the Series A and Series B Redeemable Convertible Preferred Shares have not been converted into ordinary shares, the shareholders of the Preferred Shares are entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 150% of the respective original issue price and any declared but unpaid dividends. After such payment has been made to holders of the preferred shares, any remaining assets of the Company will be distributed pro rata to the holders of ordinary shares and the Preferred Shares on an as-converted basis.

Liquidation events include (i) a liquidation, winding-up or dissolution of the Company or the PRC Company (which refers to Jiangxi Jinko), or (ii) at the election of the preferred shareholders, a merger, acquisition or sale of voting control of the Company or the PRC Company in which its shareholders do not retain a majority of the voting power in the surviving company, or (iii) a sale of all or substantially all of the Company or the PRC Company’s assets, or (iv) a merger which values the Company at less than 150% of the post-money valuation of the Company immediately after the closing of the investment by holders of Series B Redeemable Convertible Preferred Shares in the Series B Redeemable Convertible Preferred Shares of Paker.

Dividend

The Series A Redeemable Convertible Preferred Shares shall rank pari passu with Series B Redeemable Convertible Preferred Shares in terms of rights to receive dividends and distributions from the Company. The holders of Series A and B Redeemable Convertible Preferred Shares shall be entitled to dividends in preference to any dividend on the ordinary shares or any other class or series of shares at the rate of 10% per annum of their respective original issue price, when and as declared by the Board of Directors. No dividend, whether in cash, in property, in shares of the Company or otherwise, shall be paid on any other class or series of shares of the Company unless and until the dividend aforesaid is first paid in full on the Series A and B Redeemable Convertible Preferred Shares. Except for the dividend rights set forth above, the Series A and B Redeemable Convertible Preferred Shares shall not participate with the ordinary shares in any further dividend or distribution of the earnings or profits of the Company. Dividends shall not accumulate or accrue unless declared.

Voting Rights

The holders of Series A and B Redeemable Convertible Preferred Shares have voting rights equal to the number of ordinary shares then issuable upon their conversion into ordinary shares. Such holder of the preferred shares is entitled to vote on such matters at any meeting of members of the Company.

The Company classified the Series A and B Redeemable Convertible Preferred Shares in the mezzanine section of the consolidated balance sheets. In addition, the Company records accretion on the preferred shares to its redemption value using the effective interest method from the issuance date to the earliest redemption date. For the year ended December 31, 2008, such accretion amounted to RMB13,747,632 and RMB10,739,483 against retained earnings for Series A and B Redeemable Convertible Preferred Shares, respectively. For year ended December 31, 2009, such accretion amounted to RMB31,832,994 and RMB42,301,594 against retained earnings for Series A and B Redeemable Convertible Preferred Shares, respectively. For year ended December 31, 2010, such accretion amounted to RMB13,433,242 and RMB17,479,734 against retained earnings for Series A and B Redeemable Convertible Preferred Shares, respectively

In connection with the issuance of the Series A Redeemable Convertible Preferred Shares, Paker issued 14,629 ordinary shares (Note 22) and paid cash in the amount of US$469,000 to third parties for professional services rendered. Paker has the option to repurchase the 14,629 ordinary shares issued from the consultant at a nominal price upon the redemption of the Series A Redeemable Convertible Preferred Shares. The fair value of the ordinary shares issued is RMB20,004,865. In connection with the issuance of Series B Redeemable Convertible Preferred Shares, Paker is obligated to pay US$867,300 to third parties for consulting services. The fair value of the ordinary shares issued and the cash consideration paid to the third party consultants were recorded as stock issuance costs.

The Preferred Shares were converted into ordinary shares on May 14, 2010 when the Company successfully listed on NYSE under the conversion rate as stated in the discussion above.

22.	ORDINARY SHARES AND SHARE EXCHANGE

Upon inception, Paker had 10,000 authorized ordinary shares at HK$1 par value, with 100 (12,500,000 on post 2008 and 2009 Share Splits and Share Dividend basis) shares issued and outstanding to the founding shareholders. In May 2007, Paker issued additional 300 (37,500,000 on post 2008 and 2009 Share Splits and Share Dividend basis) ordinary shares at par value of HK$1 to the then existing ordinary shareholders on a pro rata basis. On May 30, 2008, Paker increased its authorized number of shares to 10,000,000 shares with par value of HK$0.001, consisting of 9,892,497 ordinary shares and 107,503 Series A Redeemable Convertible Preferred Shares by effecting a share split of 1 for 1,000 shares for its ordinary shares (“2008 Share Split”). On May 30, 2008, Paker effected a share split in the form of a Share Dividend of 600,000 ordinary shares at par value of HK$0.001 to the then existing ordinary shareholders on a pro rata basis.

On December 16, 2008, all the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (“Share Exchange”). The par value of the ordinary shares of the Company is US$0.001.

On September 15, 2009, the Board of Directors approved a share split with the result of each share becoming 50 shares of the same class (“2009 Share Split”). The par value of the ordinary shares of the Company is US$0.00002 after the 2009 Share Split.

Accordingly, all shares and per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the change in ratio for the periods presented, as if the 2008 and 2009 Share Splits, the Share Dividend and the Share Exchange occurred at the beginning of the periods presented.

As described in Note 21, the Company issued 14,629 (731,450 post 2009 Share Split) ordinary shares to a consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares. The fair value of which was recorded as issuance costs against the Series A Redeemable Convertible Preferred Shares proceeds.

As described in Note 21, the Shareholders agreed to transfer 76,258 (3,812,900 post 2009 Share Split) ordinary shares and 14,031 (701,500 post 2009 Share Split) ordinary shares to the holders of Series B Redeemable Convertible Preferred Shares and one of the holders of Series A Redeemable Convertible Preferred Shares, respectively, in connection with the amendment of the 2009 Performance Target. The share transfer was completed on September 15, 2009.

23.	SHARE BASED COMPENSATION

The Group adopted a long-term incentive plan (the “Plan”) in July 2009 which was subsequently amended and restated. The Plan provides for the issuance of options of the Company’s ordinary shares in the amount of up to 7,325,122. The options have a contractual life of seven years with the exception of certain options granted to an employee that can be exercised till October 1, 2013. From August 28, 2009 to September 15, 2009, options were granted to certain of the Group’s administrative and management personnel to purchase in total 3,024,750 shares of the Company’s ordinary shares at an exercise price of US$3.13 per share. On April 6, 2010, the exercise price of these share options was adjusted from US$3.13 per share to US$2.08 per share (“repricing”). The impact of this amendment of RMB5,132,052 was recognized during the year ended December 31, 2010 as a result of the IPO condition described below. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Group has not terminated prior to each such vesting date. For one employee, the share options will vest in a series of 36 successive equal monthly installments, on the last day of each month, commencing from October 1, 2008, provided that the personnel’s service with the Group has not terminated prior to each such vesting date.

On January 25, 2010, the Company granted to certain officers and employees options to purchase 726,250 ordinary shares of the Company at an exercise price of 85% of the initial public offering price per share. These options will vest in five successive equal annual installments on the last day of each year from January 25, 2010, provided that the personnel’s service with the Group has not been terminated prior to each such vesting date. These share options were considered as not effectively granted until their exercise price been determined at US$2.08 on April 12, 2010.

From April 12, 2010 to April 26, 2010, the Company granted additional options to purchase 785,480 ordinary shares at an exercise price of US$2.08 per share to certain administrative and management personnel. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Group has not terminated prior to each such vesting date.

No portion of any of the above stated share options, even vested, may be exercised prior to and within the 180-day period following an effective initial public offering as defined in the Plan. Given the exercise restriction, the recognition of share-based compensation expense was delayed. Such expense of RMB14,651,329 accumulated from grant date was recognized at the time of the Company’s initial public offering on May 14, 2010.

A summary of activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic value
		(US$/share)	(in years)	(Rmb)
Balance as of January 1, 2010	3,024,750	2.08
Granted	1,511,730	2.08
Exercise	(150,392)	2.08
Forfeited	(315,190)	2.08

Balance as of December 31, 2010	4,070,898	2.08	5.1	79,532,992

Vested and expected to vest as of December 31, 2010	3,798,780	2.08	5.1	74,216,636

Vested and exercisable as of December 31, 2010	961,028	2.08	3.5	18,775,570

The aggregate intrinsic value is calculated as the difference between the market value of ordinary, US$5.03 per share as of December 31, 2010 and the exercise prices of the options.

Total intrinsic value of options exercised for the year ended December 31, 2009 and 2010 were nil and RMB2,938,203, respectively. The weighted average grant date fair value of options granted during the year ended December 31, 2009 and 2010 was RMB6.16 and RMB16.85 per share, respectively. The total fair value of options vested during the year ended December 31, 2010 was RMB9,363,356.

A summary of non vested shares activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-Average Fair Value in Grant Date
		(RMB/share)
Non-vested at January 1, 2010	3,024,750	8.59
Granted	1,511,730	16.85
Vested	(1,111,420)	8.42
Forfeited	(315,190)	11.51

Non-vested at December 31, 2010	3,109,870	12.18

Expected to vest as of December 31, 2010	2,687,360	12.32

Total share-based compensation expense, determined based on the fair value of the options on the grant dates including the incremental charge resulted from the repricing, applying an estimated forfeiture rate of 0% or 10%, amounted to approximately RMB47,507,909, of which the amount of RMB24,128,751 recognized in the year ended December 31, 2010.

The share-based compensation expense for the year ended December 31, 2010 was recorded in the respective items:

RMB
Costs of revenues	1,390,249
Selling expenses	834,062
General and administrative expenses	21,904,440

Total	24,128,751

As of December 31, 2010, the Group had unrecognized share-based compensation expense RMB21,516,134 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 5.85 year. For the year ended December 31, 2010, total cash received from the exercise of share options amounted to RMB2,076,090.

The fair value of option grant is estimated on the date of grant using Binomial Tree option pricing model with the following assumptions for options granted to employees and non-employees during the year ended December 31, 2010, respectively:

RMB
Risk-free interest rate	3.45% -3.51%
Exercise multiple	3.0
Expected dividend yield	0%
Expected volatility	95%
Fair value per option at grant date (RMB)	16.77-16.99

The risk-free interest rate is based on the China government bond yield denominated in US$ for a term consistent with the expected life if the awards in effect at the time of grant.

The Group estimates the exercise multiple, which represents its best estimate of the market price from the exercise price that it expects the stock options to remain outstanding, using the simplified method. Under this method, the Group estimates the exercise multiple of its stock options at 3 times of the exercise price. The Group applied the simplified method because it does not have sufficient historical exercise data to provide reasonable basis upon which to estimate exercise multiple due to the Group was not listed at the time of grant.

The Group has no history or expectation of paying dividends on its ordinary shares.

The Group estimated the expected volatility of the comparable publicly-traded companies’ historical volatility for a period equal to the term of the share options granted preceding the grant date as the Group was not listed at the time of grant.

24.	RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2009 and 2010 were as follows:

	As of December 31,
	2009	2010
	RMB	RMB
Accounts receivable, net- a related party:
Accounts receivable from a subsidiary of ReneSola Ltd. (“ReneSola,” controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	100,382	100,382
Other receivables- related parties:
Travelling advances to executive directors who are also shareholders	—	399,444

Total	100,382	499,826

Other payables due to a related party
Other payables to Desun for leasing of land and buildings	550,152	—

Total	550,152	—

Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b) Related party transactions

For the years ended December 31, 2008, 2009 and 2010, revenues from sales of products and provision of processing services to a subsidiary of ReneSola amounted to RMB631,856,095, RMB28,317,315 and nil, respectively.

For the year ended December 31, 2008, multicrystalline silicon wafers purchased from a subsidiary of ReneSola amounted to RMB26,324,786.

For the year ended December 31, 2010, raw materials purchased from a subsidiary of ReneSola amounted to RMB35,250,000.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Group on July 28, 2008 and became a related party of the Group. For the period from July 29, 2008 to December 31, 2008, and the year ended December 31, 2009 and 2010, Desun charged Jiangxi Jinko RMB458,460, RMB1,100,304 and RMB1,100,304 in rent, respectively (Note 26).

During the year ended December 31, 2009 and 2010, the Shareholders provided guarantees for the Group’s several short-term and long-term bank borrowings. As of December 31, 2009 and 2010, the balances of short-term borrowings guaranteed by the Shareholders were RMB209,000,000 and RMB272,955,568, respectively, and the balances of long-term borrowings guaranteed by the Shareholders were RMB230,000,000 and RMB200,000,000, respectively (Note 17).

During the year ended December 31, 2009, Desun provided collateral on its land use rights and buildings, for a short-term bank borrowings of RMB17,000,000 of the Group (Note 17).

25.	CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash, restricted cash, short-term investments, accounts receivables, other receivables, prepayments and other monetary assets. As of December 31, 2009 and 2010, substantially all of the Group’s cash were held by major financial institutions located in the PRC.

The Group has contracts for the purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, Swiss Francs, Euros and Japanese Yen. For the year ended December 31, 2010, 77% of the Group’s revenues are dominated in foreign currencies, including US Dollars and Euros. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies. The Group has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in the exchange rates between Renminbi and foreign currencies.

For the year ended December 31, 2008, 29% and 18% of the Group’s revenues were derived from a subsidiary of ReneSola and Ningbo Solar Electric Power Co., Ltd., respectively. For the year ended December 31, 2009 and 2010, no customer individually accounted for more than 10% of the revenues for the periods presented.

The Group relies on a limited number of equipment suppliers including GT Solar Incorporated (“GT Solar”), Miyamoto Trading Limited (“Miyamoto”), Ningxia Jing Yang Automation Co., Ltd. (“Jing Yang”) and Applied Materials Baccini S.P.A, (currently “Applied Materials Italia S.R.L.”), or “Applied Materials”, for a majority of principal manufacturing equipment and spare parts. For the year ended December 31, 2008, 54% and 22% of the Group’s manufacturing equipment were purchased from Miyamoto and GT Solar, respectively. For the year ended December 31, 2009, 24% and 18% of the Group’s manufacturing equipment were purchased from Miyamoto and Jing Yang, respectively. For the year ended December 31, 2010, 17%, 10% and 10% of the Group’s manufacturing equipment were purchased from Miyamoto, GT Solar and Applied Materials. No other suppliers individually accounted for more than 10% of the equipment purchase for the periods presented.

As of December 31, 2010, 24%, 17%, 14% and 13% of the balance of the Group’s advance payments were made to four major suppliers, Hoku Materials, Inc. (“Hoku”), a fully owned subsidiary of Hoku Corporation (formerly known as “Hoku Scientific, Inc.”), Wuxi Zhong Cai Technologies Co., Ltd., Shangrao Tiansheng Semiconductor Materials Co., Ltd, and a reputable German polysilicon supplier, respectively. The Group is exposed to the credit and financial risks of these suppliers. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules. No other individual supplier has advance payment balances that accounted for more than 10% of the total balance as of December 31, 2010.

Hoku is currently in the process of undertaking a construction project for producing the virgin polysilicon which the Group has contracted for. While the Group’s prepayment to Hoku is secured by a lien on Hoku’s assets according to the terms of the supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. In Hoku Corporation’s quarterly report for the quarter ended December 31, 2010 filed on Form 10-Q on February 14, 2011, it disclosed that it had closed US$162.3 million in debt financing in year 2010, and that it was continuing to make significant progress on the construction of its plant and it plans to start-up the first 2,500 metric tons of capacity during second half of 2011. Jiangxi Jinko and Hoku entered into a supplementary agreement in December 2010. Pursuant to this agreement, Hoku will start its monthly delivery of virgin polysilicon to Jiangxi Jinko from July 2011 onwards until June 2020. The price for the first five years is fixed and for the subsequent years it is based on spot price. As of December 31, 2010, the Group did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable. However, if Hoku fails to complete its construction project, which could cause it to fail to fulfill its contractual delivery obligations to the Group, or if Hoku ceases to continue as a going concern, the Group may have difficulty recovering all or any of the deposits of US$20 million the Group paid to Hoku, which could have a material adverse effect on the financial condition of the Group.

26.	COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights from Desun, under a non-cancelable operating lease expiring in January 2018, with an annual rental of RMB1,100,304 and an option to renew. In addition, the Group also leased office buildings for its offices located in Hong Kong, Shanghai, Germany, United States and Italy under non-cancelable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2011	4,671,729
2012	2,282,748
2013	2,237,576
2014	2,011,716
2015	1,727,071
Years thereafter	2,409,850

Total	15,340,690

Rental expense under all operating leases were RMB1,857,295, RMB3,284,497 and RMB4,455,490 for the years ended December 31, 2008, 2009 and 2010, respectively.

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB1,725.2 million which were payable within one year and RMB9.9 million which were payable within one to two years from December 31, 2010.

(c) Polysilicon supplier agreements

The Group entered into long-term agreement with certain polysilicon vendors during 2008 which were subsequently amended. These agreements specify contractual purchase commitments in quantities and pricing up to 9 years. The Group reviewed these contracts and determined that none of these agreements contain embedded derivatives as of December 31, 2010, nor would these supplier contracts cause the suppliers to be considered as variable interest entities. The Group does not anticipate that there will be any loss arising from the agreement for which the purchase prices are fixed.

The following is a schedule of future payment obligations under fixed price long-term purchase agreements as of December 31, 2010:

Year ending December 31,	RMB
2011	288,912,688
2012	55,178,580
2013	53,854,040
2014	53,854,040
2015	53,854,040
Years thereafter	26,927,020

Total	532,580,408

(d) Contingencies

In the opinion of management, as confirmed by its legal counsel, as of December 31, 2010, the ownership structure of the Group is in compliance with all existing PRC laws and regulations. It is also in the opinion of management that potential losses arising from the ownership structure based on current regulatory environment is remote. However, the Company cannot be assured that the PRC government authorities will not take a view contrary to the opinion of management. In addition, there may be changes and other developments in the PRC laws and regulations or their interpretations. If the current ownership structure of the Group was found to be not in compliance with any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with current or new PRC laws and regulations.

On July 1, 2009, Jiangxi Jinko filed an action in Shangrao People’s Court, Jiangxi Province against Beijing Jingyuntong Technology Co., Ltd. or Jingyuntong, for the defects in the monocrystalline furnaces it purchased from Jingyuntong. Jiangxi Jinko has sought a refund of the purchase price and compensation for the losses incurred by Jiangxi Jinko with a total amount of approximately RMB1.9 million. The Shangrao People’s Court ruled in favor of Jiangxi Jinko. On March 26, 2011, Beijing Jingyuntong filed an appeal to the Shangrao Intermediate People’s Court, Jiangxi Province. As of the date of this annual report, this suit is still pending.

On December 20, 2010, Zhejiang Global Photovoltaic Technology Co., Ltd (“Zhejiang Global”), one of the customers, filed an action in Shaoxing People’s Court against Zhejiang Jinko for the late delivery of products and claimed for charges of RMB14 million and the return of advances paid by Zhejiang Global to Zhejiang Jinko of RMB5 million. The management estimates that the probable losses associated with this lawsuit is in the range of RMB10 million to RMB13 million. Hence, the Group provided RMB10 million for estimated loss as of December 31, 2010. As of the date of this annual report, the suit is still pending.

(e) Guarantees

On June 13, 2009, Jiangxi Jinko entered into a loan agreement with Shangrao Heji Investment Co., Ltd. (“Heji”), in the principal amount of RMB100 million with a term of three years. Of this amount, RMB50 million was outstanding as of December 31, 2010. In consideration of this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust Co., Ltd. (“JITCL”) on May 31, 2009 for Heji’s payment obligations under its separate trust loan agreement with JITCL (“JITCL Loan Agreement”), under which JITCL extended a loan to Heji in the principal amount of RMB50 million for a term of three years. In the event that Heji fails to perform its obligations under the JITCL Loan Agreement or otherwise defaults thereunder, Jiangxi Jinko will become liable for Heji’s obligations under the JITCL Loan Agreement. The Group recorded a guarantee liability of RMB1.5 million as of December 31, 2010.

27.	FAIR VALUE MEASUREMENTS

A hierarchy is established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions.

Short-Term Investments

As of December 31, 2010, short term investments consisted of term deposits. The Company also values these available-for-sale securities using observable inputs that reflect quoted prices for securities with identical characteristics, and accordingly, the Company classified valuation techniques that use these inputs as Level 1.

Derivative Liabilities

On a recurring basis, the Company measures the 2009 and 2010 Performance Adjustment Derivative Liabilities (Note 21) at fair value. Since the 2009 and 2010 Performance Adjustment Derivative Liabilities are not traded on an exchange, they are valued using valuation model. Management is responsible for determining the fair value and considered a number of factors including valuations. The 2009 Performance Adjustment Derivative Liability was bifurcated at the fair value measured with the residual financing proceeds attributed to the Series B Redeemable Convertible Preferred Shares on issuance date. The fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities were determined based on both Level 2 and Level 3 inputs. Management determined that the Level 3 inputs, the financial forecast as of each reporting date is significant to the overall fair value measurement.

Fair value change in forward contracts

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s derivative instrument have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within “Change in fair value of derivatives” in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of US$460 million, EUR155 million and CHF2.3 million as of December 31, 2010. These foreign exchange forward contracts mature between 1 to 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument.

Recurring change in fair value

As of December 31, 2009 and 2010, information about inputs into the fair value measurements of the Company’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2009	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Short term investments	50,462,300	50,462,300	—	—

Liabilities:
Embedded derivatives underlying Series B convertible redeemable preferred shares	(54,938)	—	—	(54,938)

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2010	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contracts	96,871,563	—	96,871,563	—
Short term investments	34,705,845	34,705,845	—	—

Liabilities:
Foreign exchange forward contracts	13,063,592	—	13,063,592	—

The Group’s foreign exchange forward contracts are not traded on an exchange, the Group values them using valuation models. The valuation of these contracts used interest rate yield curves and foreign exchange rates as the significant inputs in the valuation models. These inputs are observable in active markets over the terms of the instruments the Group holds.

A summary of changes in Level 3 embedded derivative underlying Series B Redeemable Convertible Preferred Shares for the year ended December 31, 2009 and 2010 were as follows:

RMB
At issuance of the Series B Redeemable Convertible Preferred Shares	204,689
Realized loss included in Change in Fair Value of Derivative	29,812,680

Balance at December 31, 2008	30,017,369

Realized loss included in Change in Fair Value of Derivative	13,599,301
Realized loss reduced by contribution by founders (Note 21)	(43,561,732)

Balance at December 31, 2009	54,938

Realized gain included in Change in Fair Value of Derivative	(54,938)

Balance at December 31, 2010	—

28.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by the Company’s PRC subsidiaries that are registered as wholly owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company does not currently require any such dividends, loans or advances from the Company’s PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the Company’s shareholders. Restricted net assets as of December 31, 2010 were RMB1,981,877,248, 34% of total assets.

29.	SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Group obtained additional short-term and long-term bank borrowings (Note 17).

On March 31, 2011, Zhejiang Jinko obtained two syndicated loan facilities of RMB200 million and RMB400 million each. The syndicated loan facility of RMB200 million is for working capital and the syndicated loan facility of RMB400 million is for project fund. Both loan facilities are long term in nature with maturity period of 15 months to 33 months. These facilities are collateralized on Zhejiang Jinko’s land use rights and equipments and guaranteed by the Shareholders.

On December 24, 2010, Jiangxi Jinko successfully registered its plan to issue unsecured one-year short-term bonds with an aggregate principal amount of RMB600 million (the “Register Issue”) with the PRC National Association of Financial Market Institutional Investors, of which bears a fixed annual interest rate of 5.28%. On January 13, 2011, Jiangxi Jinko issued the First Tranche unsecured short-term bonds with a principal amount of RMB300 million under the Register Issue. On March 22, 2011, Jiangxi Jinko issued the Second Tranche unsecured short-term bonds with a principal amount of RMB300 million under the Register Issue of which bears a fixed annual interest rate of 5.6%.

On March 11, 2011, as approved by the directors, the Company granted certain officers and employees options to purchase 300,000 ordinary shares of the Company at an exercise price of US$5.6525 per share. These options will vest in five successive equal annual installments on the last day of each year from March 11, 2011, provided that the personnel’s service with the Group has not been terminated prior to each such vesting date.

30.	ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries and VIEs under the equity method of accounting. Such investment is presented on separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs” and the Company’s shares of the profit or loss of subsidiaries and VIEs are presented as “Share of (loss) / income from subsidiaries and VIEs” in the statements of operations.

The Company completed the Share Exchange with the then existing shareholders of Paker, the holding company of its subsidiaries and VIE subsidiaries, on December 16, 2008 (Note 22). Upon completion, Paker becomes a wholly-owned subsidiary of the Company. The Share Exchange was accounted for as a recapitalization of the Company, as such, the separate condensed financial statements of the Company are presented as if the current corporate structure has been in existence since the beginning of the years presented.

The Company did not have any significant commitment, long term obligation, or guarantee as of December 31, 2009 and 2010.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	Year ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
				(Note 2 (ad))
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating expenses	(3,598,728)	(25,388,252)	(5,867,589)	(889,029)

Loss from operations	(3,598,728)	(25,388,252)	(5,867,589)	(889,029)

Investment disposal loss	(10,165,516)	—	—	—
Share of income from subsidiaries and VIEs	262,320,421	124,566,024	884,060,266	133,948,525
Interest income, net	—	—	1,342	203
Exchange gain/(loss)	(23,539)	—	291,950	44,235
Other expense	—	(168,839)	3,332,320	504,898
Change in fair value of embedded derivative	(29,812,680)	(13,599,301)	54,938	8,324

Income before income tax expenses	218,719,958	85,409,632	881,873,227	133,617,156

Income tax expenses	—	—	—	—

Net income for the year	218,719,958	85,409,632	881,873,227	133,617,156

Series A Redeemable Convertible Preferred Shares accretion	(13,747,632)	(31,832,994)	(13,433,242)	(2,035,340)
Series B Redeemable Convertible Preferred Shares accretion	(10,739,483)	(42,301,594)	(17,479,734)	(2,648,445)
Deemed dividend to a preferred shareholder	—	(8,015,089)	—	—
Allocation to preferred shareholders	(16,471,759)	(40,422,944)	(15,156,606)	(2,296,455)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	177,761,084	(37,162,989)	835,803,645	126,636,916

Condensed balance sheets:

	December 31, 2009	December 31, 2010	December 31, 2010
	RMB	RMB	USD
			(Note 2 (ad))
ASSETS
Current assets:
Cash	—	9,084,131	1,376,383
Due from subsidiaries	—	1,662,280	251,861
Other current assets	7,120,006	4,324,372	655,208

Total current assets	7,120,006	15,070,783	2,283,452
Investments in subsidiaries	947,560,139	2,677,016,021	405,608,488

Total assets	954,680,145	2,692,086,804	407,891,940

LIABILITIES
Current liabilities:
Due to subsidiaries	4,479,060	20,896,567	3,166,147
Other current liabilities	7,308,623	5,988,361	907,327
Embedded derivative liability	54,938	—	—

Total current liabilities	11,842,621	26,884,928	4,073,474

Total liabilities	11,842,621	26,884,928	4,073,474

Series A Redeemable Convertible Preferred Shares	189,057,940	—	—
Series B Redeemable Convertible Preferred Shares	287,703,831	—	—

Shareholders’ Equity
Ordinary shares (US$0.00002 par value, 487,183,400 and 500,000,000 shares authorized as of December 31, 2009 and 2010, respectively; 50,731,450 and 95,078,242 shares issued and outstanding as of December 31, 2009 and 2010, respectively)	7,809	13,832	2,096
Additional paid-in capital	193,929,492	1,542,089,341	233,649,900
Retained earnings	272,138,452	1,123,098,703	170,166,470

Total Shareholders’ Equity	466,075,753	2,665,201,876	403,818,466

Total liabilities, preferred shares and shareholders’ equity	954,680,145	2,692,086,804	407,891,940

The balance due from subsidiaries represented the expenses paid on behalf by the Company to its subsidiaries.

Other current assets mainly represented the prepaid insurance premium, prepaid rent and other miscellaneous expenses.

The balance due to subsidiaries represented the professional service fees paid by Jiangxi Jinko.

Other current liabilities represented accrual for unpaid professional service fees.

Condensed statements of cash flows:

	For the years ended
	2008	2009	2010	2010
	RMB	RMB	RMB	USD
				(Note 2 (ad))
Cash flows from operating activities:
Net income	218,719,958	85,409,632	881,873,227	133,617,156
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of embedded derivatives	29,812,680	13,599,301	(54,938)	(8,324)
Non-cash compensation to ordinary shareholders/employees	—	20,889,414	—	—
Loss on disposal of subsidiary	10,165,516	—	—	—
Share of income from subsidiaries and VIEs	(262,320,421)	(124,566,024)	(884,060,266)	(133,948,525)
Exchange (gain)/loss	23,539	—	(291,950)	(44,235)
Changes in operating assets and liabilities:
Increase in due from subsidiaries	—	—	(1,662,280)	(251,861)
Decrease/(increase) in other current assets	(8,241,551)	(7,120,006)	2,795,634	423,581
Increase in due to a subsidiary	3,131,088	7,308,623	16,417,507	2,487,501
(Decrease)/increase in other current liabilities	1,123,828	4,479,060	(886,756)	(134,357)

Net cash from/(used in) operating activities	(7,585,363)	—	14,130,178	2,140,936

Cash flows from investing activities:
Investments in subsidiaries	(484,406,349)	—	(821,266,865)	(124,434,373)
Cash received from the Shareholders for disposal of Desun	57,849,277	—	—	—
Cash received from third party for disposal of Desun	34,102,500	—	—	—

Net cash used in investing activities	(392,454,572)	—	(821,266,865)	(124,434,373)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	—	814,286,284	123,376,710
Proceeds from exercise of share options	—	—	2,076,090	314,559
Net proceeds from issuance of preferred shares	398,849,622	—	—	—

Net cash provided by financing activities	398,849,622	—	816,362,374	123,691,269

Effect of foreign exchange rate changes on cash	(23,539)	—	(141,556)	(21,448)

Net increase/(decrease) in cash	(1,213,852)	—	9,084,131	1,376,384
Cash, beginning of year	2,270,497	—	—	—

Cash, end of year	1,056,645	—	9,084,131	1,376,384

Supplemental disclosure of non-cash investing and financing cash flow information:
Ordinary shares issued to consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares	20,004,865	—	—	—
Unpaid Series B Redeemable Convertible Preferred Shares issuance cost	500,000	—	—	—