Form 20-F/A
period 2010-12-31
JinkoSolar Holding Co., Ltd.
filed 2011-05-10
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐    No  ☐

Explanatory Note

This annual report on Form 20-F/A (“Form 20-F/A”) is being filed by JinkoSolar Holding Co., Ltd. (the “Registrant”) as an amendment to the Registrant’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (“Form 20-F”) solely for the purpose of amending our Form 20-F to reflect the correction of certain data and disclosure on pages 1, 32, 58, 62, 63, 75 and 85 of the original filing of the Form 20-F filed on April 25, 2011. This Form 20-F/A is filed in its entirety.

This Form 20-F/A makes no changes to the consolidated financial statements of the Registrant. Other than what is stated above, this Form 20-F/A does not amend, update or restate the information in any other item of the Form 20-F as originally filed on April 25, 2011 or reflect any events that have occurred after the original filing of the Form 20-F on April 25, 2011.

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

•

“outstanding ordinary shares” and “shares issued and outstanding” refer to our outstanding ordinary shares as of the date of this annual report, excluding the 1,657,048 ordinary shares issued to the depositary and reserved for future grants under our long term incentive plan adopted on July 10, 2009, as amended;

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

We have a strong management team led by our chairman, Mr. Xiande Li, and chief executive officer, Mr. Kangping Chen, with proven complementary experience in the solar industry, corporate management and development and execution of growth strategies. Mr. Xiande Li and Mr. Xianhua Li, the founders of our company, have an aggregate of more than 15 years of experience in the solar industry. Mr. Kangping Chen has more than 16 years of experience in the management and operation of solar and other manufacturing businesses. Under their leadership, we have been able to quickly expand our business within approximately three years since our inception from processing of recoverable silicon materials in 2006, to production of monocrystalline ingots in 2007 and to production of monocrystalline wafers and multicrystalline ingots and wafers in 2008 and further to solar cells and solar modules in 2009. We have also been able to rapidly grow our production capacity in a cost efficient manner under the leadership of our management team. In addition, members of our management team have also demonstrated their ability to respond to the market changes promptly, which has enabled us to achieve sustained and profitable growth even at a time of economic uncertainty. From 2007 to 2008, our revenue grew by 207.9% while our net income increased by 188.4%. Under the leadership of our management team, we were able to operate profitably in 2009 notwithstanding the adverse impact of the recent global economic crisis and the credit market contraction on our business. Since demand for solar power products began to recover from the third quarter of 2009, our revenue and gross margin have increased substantially. For the year ended December 31, 2010, our revenue reached RMB4,654.9 million (US$705.3 million) and our gross margin reached 29.2%. We believe that our management team possesses the insight, vision and knowledge required to effectively execute our growth strategy in the face of challenging economic conditions.

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

Our sales of silicon ingots increased from RMB98,882 for the year ended December 31, 2009 to RMB10.8 million (US$1.6 million) for the year ended December 31, 2010, primarily because although we retained a substantial portion of our silicon ingots for use in our vertically-integrated production process, we sold silicon ingots to certain customers from time to time to optimize the utilization of our increased production capacity, which resulted in an increase in sales volume of silicon ingots from 0.01 MW for the year ended December 31, 2009 to 2.1 MW for the year ended December 31, 2010. The average selling price for our silicon ingots decreased by 23.5% from 2009 to 2010.

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

We had short-term and long-term borrowings due within one year of RMB576.1 million and RMB1,171.8 million (US$177.5 million) as of December 31, 2009 and 2010, respectively. As of December 31, 2010, our short-term borrowings outstanding of RMB111.8 million, RMB104.5 million and RMB16.5 million were denominated in Euros, U.S. Dollars and Swiss Francs bearing a weighted average interest rates of 2.72%, 3.04%, and 3.26% per annum, respectively. Our RMB-denominated short-term borrowings outstanding as of December 31, 2009 and 2010 bore interest at average rates of 5.19% and 4.70%, respectively. None of our short-tem bank borrowings had financial covenants or restrictions other than security interests over significant amount of our assets. We pledged equipment of a total net book value of RMB309.1 million (US$46.8 million) as of December 31, 2010 and mortgaged 144,779.52 square meters of our facilities to secure repayment of our short-term borrowings of RMB140.0 million (US$21.2 million). As of December 31, 2009 and 2010, outstanding short-term borrowings guaranteed by our founders were RMB209.0 million and RMB273.0 million (US$41.4 million), respectively. Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any financial difficulty with respect to repayment of our borrowings. As of December 31, 2010, RMB326.2 million (US$49.4 million) of our short-term borrowing was trade financing and could be carried over.

Since December 31, 2010, we have entered into additional short-term loan contracts in an aggregate principal amount of RMB2,195.4 million (US$332.6 million), most of which are either secured by mortgage of real property, equipment and land use rights.

We had long-term borrowings of RMB348.8 million and RMB269.3 million (US$40.8 million) as of December 31, 2009 and 2010, respectively. Our long-term borrowings outstanding as of December 31, 2009 and 2010 bore interest at average rates of 5.41% and 5.54%, respectively. In connection with most of our long-term borrowings, we have either sought guarantees by third parties or granted security interests over significant amounts of our assets. As of December 31, 2010, we pledged equipment of a total net book value of RMB348.4 million (US$52.8 million) as of December 31, 2010 and mortgaged 420,015.8 square meters of our facilities to secure repayment of our borrowings of RMB241.0 million (US$36.5 million). As of December 31, 2009 and 2010, outstanding long-term borrowings guaranteed by our founders were RMB230.0 million and RMB200.0 million (US$30.3 million), respectively. Long-term loans in the amount of RMB110.0 million (US$16.7 million), RMB250.0 million (US$37.9 million) and RMB20.0 million (US$3.0 million) will be due for repayment upon maturity in 2011, 2012 and 2013, respectively.

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
(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 95,320,802 ordinary shares, being the number of shares outstanding as of the date of this annual report

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

As of the date of this annual report, 95,320,802 of our shares were issued and outstanding (excluding the 1,657,048 ordinary shares issued to the depositary and reserved for future grants under our 2009 Long Term Incentive Plan), including 46,873,704 ordinary shares represented by ADSs issued by the depositary. As of the date of this annual report, we have one record shareholder in the United States.

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

	Price per ADS
	High	Low
	(US$)
Quarterly highs and lows
Third Quarter 2010	33.53	9.66
Fourth Quarter 2010	41.75	19.65
First Quarter 2011	32.21	19.85
Monthly highs and lows
October 2010	32.72	25.37
November 2010	41.75	22.20
December 2010	24.50	19.65
January 2011	31.85	19.85
February 2011	32.21	26.00
March 2011	29.28	21.70
April 2011 (through April 21, 2011)	27.29	22.45

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NYSE since May 14, 2010 under the symbol “JKS.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31 2010, our total outstanding interest-bearing RMB-denominated borrowings were RMB1,208.0 million (US$183.0 million) with a weighted average interest rate of 5.28% per annum. In addition, as of December 31, 2010, we had outstanding short-term loans of RMB111.8 million denominated and payable in Euro with a weighted average interest rate of 2.72% per annum, RMB104.5 million denominated and payable in U.S. dollars with a weighted average interest rate of 3.04% per annum and RMB16.5 million denominated and payable in Swiss Franc with a weighted average interest rate of 3.26% per annum. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

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

(b)† Amendment No. 2 to Amended and Restated Supply Agreement between Jiangxi Jinko Solar Co., Ltd. and Hoku Materials, Inc. dated on December 18, 2010 (incorporated by reference to Exhibit 4.6(b) of our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 25, 2011)

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

April 23, 2010)

4.12	Sales Contract between Zhejiang Jinko Solar Co., Ltd. and Up Solar Co., Ltd., dated May 31, 2010 (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1 (file No. 333-170146) filed with the Securities and Exchange Commission on November 1, 2010)

4.13	New Supply Contract and Distribution Agreement between Jinko Solar Import and Export Co., Ltd. and IBC Solar AG, dated May 31, 2010, amended on September 30, 2010 (incorporated by reference to Exhibit 10.34 of our Registration Statement on Form F-1 (file No. 333-170146) filed with the Securities and Exchange Commission on November 1, 2010)

8.1	Subsidiaries of the registrant (incorporated by reference to Exhibit 8.1 of our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 25, 2011)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Filed with this annual report on Form 20-F/A.
†	Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with “****” and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F/A on its behalf.

JinkoSolar Holding Co., Ltd.

By:	/s/ Kangping Chen

Name: Kangping Chen

Title: Director and Chief Executive Officer

Date: May 10, 2011

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