Form 20-F/A
period 2010-12-31
JinkoSolar Holding Co., Ltd.
filed 2011-09-02
CIK 1481513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
AMENDMENT NO. 2

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

This Amendment No. 2 to the annual report on Form 20-F of JinkoSolar Holding Co., Ltd. (the “Company”) for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission on April 25, 2011 (the “Form 20-F”), and as amended on May 10, 2011, is being filed for the following purposes:

•
revising “Item 3. D – Key Information – Risk Factors – Risk Related to Our Business - Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition” to amend and expand the disclosure of risks in relation to the fixed price terms under the long-term supply contract with Hoku Materials, Inc., together with its parent company, Hoku Corporation (formerly known as Hoku Scientific, Inc.), or “Hoku”, due to the volatility of polysilicon prices in the spot market;

•
revising “Item 3. D – Key Information – Risk Factors – Risk Related to Our Business - Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition” to amend the disclosure of risks in relation to the long-term supply contract with Hoku;

•
revising “Item 4. Information on the Company – B. Business Overview - Raw and Ancillary Materials – Raw Materials- Virgin Polysilicon” to amend and expand the disclosure of the price terms of the long-term supply contract with Hoku; and

•	revising “Item 11. Quantitative and Qualitative Disclosures about Market Risk – Commodity Price Risk” to amend and expand the disclosure of the price terms of the long-term supply contract with Hoku.

We are also including in this Amendment No.2 to Form 20-F currently-dated certifications by our principal executive officer and principal financial officer. This Amendment No. 2 to Form 20-F speaks as of the date of the initial filing of the Form 20-F, except for information or events specifically stated therein and the certifications referenced above.

This Amendment No. 2 to Form 20-F makes no changes to the consolidated financial statements of the Registrant. Other than as described above, this Amendment No. 2 to Form 20-F does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

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

(1)Each ADS represents four ordinary shares.

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

Polysilicon is an essential raw material used in the production of our solar products. The prices of polysilicon have shown significant volatility in the past few years.  Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, which resulted in sharp increases in the prices of polysilicon.  According to Solarbuzz, spot prices of polysilicon rose to a peak of US$450-US$475/kg by mid-2008.  However, from the fourth quarter of 2008 to the second quarter of 2010, the prices of polysilicon fell significantly to US$52/kg-US$53/kg as reflected in the Photon Consulting Silicon Price Index, or PCSPI.   In the third quarter of 2010, according to PCSPI, the spot price of polysilicon began to increase and reached US$80 in March 2011, but it started to decrease in May 2011 and reached US$51 in August 2011. The annual prices under our long-term supply contract with Hoku for the first five years are fixed, while the prices for the final four years are subject to renegotiation if the difference between the then-effective price under the long-term supply contract and the average contract price for the last twelve months reflected in the PCSPI exceeds a defined band. The prices of polysilicon under our long-term supply contract with Hoku for the first five years are higher than the spot price of August 2011 as reflected in the PCSPI.  If the spot price of virgin polysilicon continues to decrease, and we are not able to reduce the price under the long term supply contract with Hoku to a level equal or below the spot price through renegotiation, the price arrangement under the long term supply contract with Hoku may cause our cost of silicon raw materials to be higher than that of our competitors who source their supply of silicon raw materials based on floating-price arrangements or spot market purchases. To the extent we may not be able to fully pass higher costs and expenses on to our customers, our profit margins, results of operations and financial condition may be materially and adversely affected.

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

We have entered into a long-term supply contract with Hoku, a virgin polysilicon supplier, pursuant to which we have made total prepayments of US$20.0 million as of December 31, 2010. On December 18, 2010, we entered into a supplementary agreement with Hoku, pursuant to which Hoku will start its monthly delivery of virgin polysilicon to us from July 2011 to June 2020 with the initial delivery to be made no later than August 31, 2011. Hoku is currently in the process of constructing the facility that will produce the virgin polysilicon to be provided to us under this supply contract. While our prepayment is secured by a lien on Hoku’s assets according to the terms of our supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. On December 22, 2009, Hoku issued shares and warrants representing a majority of its shares to Tianwei New Energy Holdings Co., Ltd., or Tianwei, a PRC company engaged in the manufacturing of silicon wafers, solar cells and modules. In addition, pursuant to the arrangement between Hoku and Tianwei, Tianwei has the right to appoint a majority of the directors of Hoku Scientific, thus giving Tianwei control of Hoku. In exchange, Tianwei cancelled US$50 million of indebtedness that Hoku would be obligated to repay to Tianwei under certain polysilicon supply agreements and Tianwei agreed to arrange additional loan financing for Hoku. According to Hoku’s Form 10-K for the year ended March 31, 2011 filed on July 15, 2011, Hoku expects to invest US$700 million to complete the planned 4,000 metric ton plant and Hoku still needs to raise approximately US$196 million to complete the construction of its polysilicon plant. In addition, Hoku expects to incur approximately US$600 million of costs before it can commence operation of the first 2,500 metric tons of production capacity in the second half of 2011 and it expects to raise funds through subsequent debt and/or equity offerings and prepayments from customer contracts.  According to Hoku’s Form 10-K, Hoku may not be able to fulfill its delivery obligations for 2011 under the long-term supply agreements with one or more of its customers, which may result in termination of such supply agreements and Hoku may be required to refund prepayments under the supply agreements and may not receive promised additional prepayments.  Consequently, Hoku may need to secure new funds to provide adequate financing for the completion of the construction of the plant. If Hoku does not receive financing as anticipated, it may need to curtail the construction of its plant.

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

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

					Annual Manufacturing Capacities			Expected Annual Manufacturing Capacities
		Facility	Plant Size	Duration of Land	as of December 31,			as of December 31,	Major
Products	Location	No.	(square meters)	Use Right	2008	2009	2010	2011	Equipment
Wafers and ingots	Shangrao Economic Development Zone	1	37,746,47	March 16, 2010 to February 3, 2057; December 9, 2009 to September 23, 2058; July 6, 2009 to August 10, 2059; July 10, 2009 to February 7, 2057; January 6, 2009 to August 10, 2059	185 MW	300 MW	600 MW	1.5 GW	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Cells	Yuanhua Town, Haining	2	99147	November 23, 2009 to June 6, 2057; October 29, 2009 to May 26, 2058; August 17, 2010 to July 25, 2060	—	150 MW	600 MW	1.5 GW	Diffusion furnace, sintering furnace, PECVD antireflection coatings manufacturing equipment, Automatic printer
Modules	Shangrao Economic Development Zone	3	26,897.54	July 6, 2009 to August 10, 2059	—	150 MW	600 MW	1.5 GW	Laminating machine, solar cell module production line before and after
	Yuanhua Town, Haining	4	72380	October 29, 2009 to May 26, 2058; to August 17, 2010 to July 25, 2060; September 15, 2010 to August 29, 2060					component lamination, automatic glue-spreads’ working station, solar cell module testing device

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

• Under our long-term supply contract with Hoku, as amended on December 18, 2010, Hoku has agreed to supply us with virgin polysilicon for nine years, with the first delivery scheduled to take place no later than August 31, 2011. The contract price terms for the first five years are fixed, while the prices for the final four years are subject to renegotiation if the difference between the then-effective price under the long-term supply contract and the average contract price for the last twelve months reflected in the PCSPI exceeds a defined band. The prices of polysilicon under our long-term supply contract with Hoku for the first five years are higher than the spot price of August, 2011 as reflected in the PCSPI.

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

Commodity Price Risk

The major raw materials used in the production of our products include virgin polysilicon and recoverable silicon materials. Our average purchase price of recoverable silicon materials decreased by 76.7% from 2008 to 2009 and further decreased by 25.0% from 2009 to 2010. Our average purchase price of virgin polysilicon decreased by 72.4% from 2008 to 2009 and further decreased by 19.8% from 2009 to 2010. Our financial performance is affected by fluctuations in the prices of these raw materials, which are influenced by global as well as regional supply and demand conditions. Up to mid-2008, an industry-wide shortage of virgin polysilicon which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, in the second half of 2008 and first half of 2009, industry demand for solar power products was seriously affected by the global economic crisis and credit market contraction. According to Solarbuzz, weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 caused polysilicon manufacturers to become increasingly dependent on demand from the solar industry in 2008 and through the first half of 2009 as the global economic crisis continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers. By the fourth quarter of 2008, declines in both solar and semiconductor markets led to significantly reduced demand for polysilicon feedstock. As a result, the market prices of virgin polysilicon and downstream solar power products were further depressed. Because recoverable silicon materials are used as a substitute for virgin polysilicon and such materials require processing before they are suitable for use in the production process, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, also declined in the fourth quarter of 2008 and the first half of 2009. During the second half of 2009 and the first half of 2010, the prices of both virgin polysilicon and recoverable silicon materials had substantially stabilized.  In the third quarter of 2010, according to PCSPI, the spot price of polysilicon began to increase and reached US$80 in March 2011, but it started to decrease in May 2011 and reached US$51 in August 2011.

In addition, on December 18, 2010, we entered into a supplementary agreement with Hoku to our long-term supply contract with Hoku with a total purchase price of US$106 million for virgin polysilicon, pursuant to which Hoku will start its monthly delivery of virgin polysilicon to us from July 2011 to June 2020 with the initial delivery to be made no later than August 31, 2011. The contract price terms for the first five years are fixed, while the prices for the final four years are subject to renegotiation if the difference between the then-effective price under the long-term supply contract and the average contract price for the last twelve months reflected in the PCSPI exceeds a defined band. As a result, we are exposed to the risk that future spot market price of virgin polysilicon for the first five years may fall below the contract prices. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes. Moreover, our greater reliance on virgin polysilicon in the future may increase our costs compared to what such costs would have been had we maintained our historical proportions of recovered silicon materials to virgin polysilicon. See “Item3. Key Information — D. Risk Factors — Risks Related to Our Business — Volatility in the prices of silicon raw materials make our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

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

Date: September 2, 2011