Form 20-F
period 2011-12-31
JinkoSolar Holding Co., Ltd.
filed 2012-04-18
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34615

JinkoSolar Holding Co., Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

1 Jingke Road Shangrao Economic Development Zone Jiangxi Province, 334100 People's Republic of China (86-793) 846-9699

(Address of principal executive offices)

Longgen Zhang, Chief Financial Officer

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People's Republic of China

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report. 89,435,058 shares, par value US$0.00002 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	"we," "us," "our company," "our" or "JinkoSolar" refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods, and, in the context of describing our financial results prior to September 2008, also includes the following variable interest entities, or VIEs, which were consolidated for the following relevant periods: (i) Shangrao Yangfan Electronic Materials Co., Ltd., or Yangfan, from June 6, 2006 to September 1, 2008; (ii) Shangrao Tiansheng Semiconductor Materials Co., Ltd., or Tiansheng, from June 6, 2006 to September 30, 2008; (iii) Shanghai Alvagen International Trading Co., Ltd., or Alvagen, from April 29, 2007 to September 1, 2008; and (iv) Shangrao Hexing Enterprise Co., Ltd., or Hexing, from September 3, 2007 to September 30, 2008;

•	"ADRs" refers to the American depositary receipts evidencing our American depositary shares;

•	"ADSs" refers to our American depositary shares;

•	"CE" refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards;

•	"CQC" refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC61215:2005 and IEC61730-2:2004 standards;

•	"DQS-UL" refers to the certificate issued by DQS GmbH certifying that our quality management system for both of the manufacture of silicon wafers and the design, manufacture and relative activities of solar modules in Jiangxi Jinko complies with ISO9001 : 2008 standard;

•	"Euro" or "€" refers to the legal currency of the European Union;

•	"selling shareholders" refers to certain shareholders selling 1,500,000 ADSs representing 6,000,000 ordinary shares of us on the NYSE in the follow-on offering completed on November 10, 2010; we did not receive any of the proceeds from the sale of ADSs by the selling shareholders;

•	"HK$" or "Hong Kong dollar" refers to the legal currency of Hong Kong;

•	"Jiangxi Desun" refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest; Jiangxi Desun's financial results were consolidated into our financial statements from June 6, 2006 to July 28, 2008;

•	"Jiangxi Jinko" refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•	"Jiangxi Materials" refers to Jiangxi Photovoltaic Materials Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;

•	"June 6, 2006" refers to the inception of our business;

•	"long-term supply contracts" refers to our polysilicon supply contracts with terms of one year or above;

•	"LRQA" refers to the certificate issued by Lloyd’s Register Quality Assurance to certify that our quality management system of the design, development and production of solar cells and solar modules in Zhejiang Jinko complies with the ISO9001:2008 standard;

•	"MCS" refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;

•	"NYSE" or "New York Stock Exchange" refers to the New York Stock Exchange Inc.;

•	"OEM" refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company's brand name;

•	"outstanding ordinary shares" and "shares issued and outstanding" refer to our outstanding ordinary shares as of the date of this annual report, excluding the 1,623,472 ordinary shares issued to the depositary and reserved for future grants under our long term incentive plan adopted on July 10, 2009, as amended and restated;

•	"PRC" or "China" refers to the People's Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	"RMB" or "Renminbi" refers to the legal currency of China;

•	"TÜV" refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;

•	"UL" refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;

•	"US$," "dollars" or "U.S. dollars" refers to the legal currency of the United States;

•	"watt" or "W" refers to the measurement of total electrical power, where "kilowatt" or "kW" means one thousand watts, "megawatts" or "MW" means one million watts and "gigawatt" or "GW" means one billion watts;

•	"Wp" refers to watt-peak, a measurement of power output, most often used in relation to photovoltaic solar energy devices;

•	"Xinwei" refers to Shangrao Xinwei Industry Co., Ltd., our PRC subsidiary from July 16, 2007 to December 28, 2007; and

•	"Zhejiang Jinko" refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 and as of December 31, 2010 and 2011.

We completed our initial public offering of 5,835,000 ADSs representing 23,340,000 ordinary shares on May 19, 2010. Our ADSs are listed on NYSE under the symbol "JKS." On November 10, 2010, we completed a follow-on public offering of 3,500,000 ADSs representing 14,000,000 ordinary shares, of which 2,000,000 ADSs were sold by us and 1,500,000 ADSs were sold by the selling shareholders. On May 17, 2011, we completed an offering of US$125 million of 4.00% convertible senior notes due 2016 to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, or the Securities Act.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods. We have determined that we were no longer the primary beneficiary of Yangfan and Alvagen as of September 1, 2008 and Tiansheng and Hexing were no longer VIEs as of September 30, 2008. As a result, we were no longer required to consolidate their financial results with ours as of September 1, 2008 and September 30, 2008, respectively.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenues	709,152.9	2,183,614.1	1,567,859.6	4,654,854.7	7,384,951.4	1,173,350.6
Cost of revenues	(621,024.0)	(1,872,088.7)	(1,337,647.5)	(3,297,468.9)	(6,235,100.2)	(990,657.6)
Gross profit	88,128.9	311,525.5	230,212.1	1,357,385.8	1,149,851.2	182,693.0
Total operating expenses	(12,540.3)	(40,271.7)	(107,739.4)	(367,463.5)	(833,965.5)	(132,503.8)
Income from operations	75,588.6	271,253.8	122,472.6	989,922.3	315,885.7	50,189.2
Interest expenses, net	(321.9)	(6,323.9)	(29,936.8)	(64,268.4)	(182,502.2)	(28,996.7)
Convertible senior notes issuance costs	—	—	—	—	(30,154.1)	(4,791.0)
Subsidy income	546.8	637.3	8,569.1	15,696.6	25,553.8	4,060.1
Investment (loss)/gain	—	(10,165.5)	82.1	60.1	—	—
Exchange loss	(68.0)	(4,979.8)	(2,181.5)	(10,143.4)	(138,994.3)	(22,084.0)
Other income/(expense), net	300.0	(490.1)	(1,338.6)	(1,357.9)	28,257.1	4,489.7
Change in fair value of forward contracts	—	—	—	98,039.3	36,604.9	5,815.9
Change in fair value of embedded derivatives	—	(29,812.7)	(13,599.3)	55.0	—	—
Change in fair value of convertible senior notes and capped call options	—	—	—	—	299,747.7	47,625.1
Income before income taxes	76,045.5	220,119.1	84,067.6	1,028,003.6	354,398.6	56,308.3
Income tax (expense)/benefit	—	(822.3)	1,342.0	(146,130.4)	(81,072.7)	(12,881.2)
Net income	76,045.5	219,296.8	85,409.6	881,873.2	273,325.9	43,427.1
Less: Net (income)/loss attributable to the non-controlling interests	—	(576.8)	—	—	16.9	2.7
Net income attributable to JinkoSolar Holding Co., Ltd.	76,045.5	218,720.0	85,409.6	881,873.2	273,342.8	43,429.8
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd's ordinary shareholders per share
Basic	2.19	3.52	(0.73)	11.16	2.91	0.46
Diluted	2.19	3.52	(0.73)	10.92	(1.23)	(0.20)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd's ordinary shareholders per ADS(1)
Basic	8.77	14.10	(2.93)	44.64	11.64	1.85
Diluted	8.77	14.10	(2.93)	43.69	(4.92)	(0.78)
Weighted average ordinary shares outstanding
Basic	34,691,800	50,429,700	50,731,450	74,896,543	93,966,535	93,966,535
Diluted	34,691,800	50,429,700	50,731,450	80,748,080	102,686,971	102,686,971

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2007	2008	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	27,242.2	27,323.6	152,479.6	521,204.8	433,851.0	68,932.0
Restricted cash	—	9,622.0	72,827.2	416,789.7	146,175.5	23,224.9
Short-term investments	—	—	50,462.3	34,705.8	494,215.0	78,522.9
Account receivable, net – related parties	—	69,062.1	100.4	100.4	31,010.2	4,927.0
Accounts receivable, net – third parties	228.4	8,039.5	236,796.6	576,796.4	1,600,206.9	254,247.3
Advances to suppliers, net– third parties	151,455.7	110,638.3	93,324.1	339,738.1	208,104.1	33,064.4
Inventories	172,134.9	272,030.5	245,192.4	819,514.5	798,075.3	126,801.4
Total current assets	398,470.1	528,980.4	970,650.4	3,194,474.1	4,608,473.7	732,212.7
Property, plant and equipment, net	57,479.4	352,929.5	741,481.4	1,938,978.2	3,840,799.0	610,241.5
Land use rights, net	6,962.0	165,509.6	228,377.5	261,858.6	368,042.9	58,476.1
Advances to suppliers to be utilized beyond one year	—	187,270.6	230,899.5	234,577.1	209,630.9	33,307.0
Total assets	559,279.8	1,278,020.4	2,242,649.3	5,880,345.8	9,176,399.3	1,457,983.0
Accounts payable – a related party					35,887.8	5,702.0
Accounts payable – third parties	8,721.3	23,985.3	99,932.8	355.011.7	340,998.6	54,179.2
Notes payable	—	—	81,643.2	571,522.2	909,830.6	144,557.5
Accrued payroll and welfare expenses	4682.2	9,535.9	34,989.3	96,853.9	176,647.8	28,066.5
Advance from third party customers	162,001.8	184,749.0	36,777.8	164,956.9	85,524.0	13,588.4
Bonds payable and accrued interests	—	—	—	—	1,039,635.3	165,181.4
Short-term borrowings from third parties (including current portion of long-term borrowings)	22,990.0	150,000.0	576,084.0	1,171,776.3	2,200,032.1	349,549.9
Total current liabilities	310,922.2	481,330.6	946,782.3	2,941,912.9	5,642,586.6	896,516.7
Long-term borrowings	—	—	348,750.0	269,250.0	155,500.0	24,706.5
Convertible senior notes					387,777.2	61,611.6
Total liabilities	372,585.9	485,043.7	1,299,811.8	3,215,143.9	6,271,225.8	996,397.4
Series A redeemable convertible preferred shares	—	157,224.9	189,057.9	—	—	—
Series B redeemable convertible preferred shares	—	245,402.2	287,703.8	—	—	—
Total JinkoSolar Holding Co., Ltd. shareholders' equity	175,753.9	390,349.6	466,075.8	2,665,201.9	2,895,190.5	459,999.4
Non-controlling interests	10,940.1	—	—	—	9,983.1	1,586.1
Total liabilities and shareholders' equity	559,279.8	1,278,020.4	2,242,649.3	5,880,345.8	9,176,399.3	1,457,983.0

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 13, 2012, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.3022 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9192	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 13, 2012)	6.3022	6.3048	6.2975	6.3123

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.

The solar power industry is at a relatively early stage of development and has experienced rapid growth in recent years. The rate and extent of market acceptance for solar power depends on the cost-effectiveness, performance and reliability of solar power relative to conventional and other renewable energy sources. Advancements in photovoltaic technologies significantly affect the demand for solar power products. Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, demand for solar power products declined precipitously in late 2008 due to decreased financing availability for downstream buyers caused by the global economic crisis. As a result, decreased demand coupled with increased manufacturing capacity caused a decline in the prices of solar power products. The prices of solar power products further declined in 2009, 2010 and 2011 primarily due to decreased prices of polysilicon as well as increased manufacturing capacity for solar power products. In 2010, as the effect of the global economic crisis subsided, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand for solar power products. However, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. These market conditions were exacerbated by an over-supply of solar power products driven by increased manufacturing capacity, which adversely affected the prices of solar power products. As a result, the average selling price of our solar modules, our principal product which represented 90% of our total revenues in 2011, decreased by 28.7% from RMB12.2 per watt for the year ended December 31, 2010 to RMB8.7 (US$1.4) per watt for the year ended December 31, 2011. We cannot assure you that the price of solar modules will not further decline in the future. Any reduction in the price of solar modules will have a negative impact on our revenue and results of operations. As a result, we may not be profitable on a quarterly or annual basis. For example, we experienced net losses in the fourth quarter of 2011. In addition, if these negative market and industry trends continue and demand for solar power projects and solar power products weakens, our business and results of operations may be materially and adversely affected.

A significant reduction in or elimination of government subsidies and economic incentives for the use and development of solar power products may have a material adverse effect on our results of operations and business prospects.

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives because the cost of solar power currently exceeds, and we believe will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy. Various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Countries in Europe, notably Italy, Germany, France, Belgium and Spain, certain countries in Asia, including China, Japan, India and South Korea, as well as Australia and the United States have adopted renewable energy policies. Examples of government-sponsored financial incentives to promote solar power include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of solar power products. Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, the German market represents a major portion of the world’s solar market due in large part to government policies that established high feed-in tariff rates. However, the German government has introduced legislation to reduce the feed-in-tariff program since 2010 due to the strong growth of its domestic solar market. In Spain, since 2009, continued reductions in the feed-in tariff as a result of its government's spending cut backs have resulted in a weakened solar market. In 2010, Italy also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In 2011 and the first quarter of 2012, several countries, including Germany, Italy, France, our three largest export markets, and certain other major markets for solar power and solar power products, such as Greece, Spain and Belgium continued to reduce their feed-in tariffs as well as other incentive measures.

As we generated 82.6% of our sales revenues from overseas market, and our three largest export markets, Germany, Italy, and France represented 32.8%, 25.0% and 5.6% of our total sales revenue, respectively, for the year ended December 31, 2011, any significant reduction in the scope or discontinuation of, government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

We may not be able to obtain sufficient silicon raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

We source virgin polysilicon primarily through a combination of spot market purchases and purchases under long-term contracts. We have one long-term virgin ploysilicon supply contract with each of Wuxi Zhongcai Technological Co., Ltd., or Zhongcai Technological, Hoku Materials, Inc., together with its parent company, Hoku Corporation (formerly known as Hoku Scientific, Inc.), or Hoku, Luoyang Zhonggui Hi-Tech Limited Company, No.1 Branch, or Luoyang Zhonggui and a reputable German polysilicon supplier, under which we have agreed to procure an aggregate of 6,974 metric tons of virgin polysilicon from 2011 to 2020. For the year ended December 31, 2011, spot market purchases and purchases under our long-term contracts accounted for approximately 74.2% and 25.8%, respectively, of our total silicon purchases by value. To secure high quality raw materials from reputable suppliers and mitigating our exposure to potential price volatility of silicon materials, we intend to continue to procure raw materials through a combination of purchases under long-term supply contracts and spot market purchases to meet our requirements in the future.

For the years ended December 31, 2009, 2010 and 2011, our five largest suppliers provided approximately 54.1%, 47.4% and 57.8%, respectively, of our total silicon purchases by value. For the years ended December 31, 2009 and 2010, no suppliers accounted for more than 10% of our total silicon purchases by value. For the year ended December 31, 2011, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 16.5%, of our total silicon purchases by value.

Although the global supply of polysilicon has increased significantly, we may experience interruption to our supply of silicon raw materials or late delivery in the future for the following reasons, among others:

•	suppliers under our silicon material supply contracts may delay deliveries for a significant period of time without incurring penalties;

•	as we only began our business operations in June 2006, we generally do not have a long history with our virgin polysilicon suppliers and there can be no assurance that they will be able to meet our production needs consistently or on a timely basis;

•	compared with us, some of our competitors who also purchase virgin polysilicon from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and

•	our supply of silicon raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment. See "— Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition."

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

Polysilicon is an essential raw material used in the production of our solar power products. The prices of polysilicon have shown significant volatility in the past few years.  Prior to the second half of 2008, there was an industry-wide shortage of polysilicon, which resulted in sharp increases in the prices of polysilicon.  According to Solarbuzz LLC, or Solarbuzz, spot prices of polysilicon rose to a peak of US$450-US$475/kg by mid-2008. However, from the fourth quarter of 2008 to the second quarter of 2010, the prices of polysilicon fell significantly to US$52/kg-US$53/kg as reflected in the Photon Consulting Silicon Price Index, or PCSPI. In the third quarter of 2010, according to PCSPI, the spot price of polysilicon began to increase and reached US$80/kg in March 2011, but it started to fall in May 2011 and significantly decreased to US$25/kg in December 2011. The spot price of polysilicon started to increase in January 2012 and reached US$28/kg in March 2012, according to PCSPI.

We expect that the prices of virgin polysilicon feedstock may continue to be subject to volatility, making our procurement planning challenging. For example, if we refrain from entering into fixed-price, long-term supply contracts, we may miss the opportunities to secure long-term supplies of virgin polysilicon at favorable prices if the price of virgin polysilicon increases significantly in the future. On the other hand, if we enter into more fixed-price, long-term supply contracts, we may not be able to renegotiate or otherwise adjust the purchase prices under such long-term supply contracts if the price declines. In each case, our business, financial condition and results of operations may be materially and adversely affected.

In addition, if the spot price of virgin polysilicon continues to decrease, and we are not able to reduce the price under the long term supply contract to a level equal or below the spot price through renegotiation, the price arrangement under the long term supply contract may cause our cost of silicon raw materials to be higher than that of our competitors who source their supply of silicon raw materials based on floating-price arrangements or spot market purchases. For example, under our long-term polysilicon supply contract with Hoku, the annual prices for the first four years are fixed. However, if the difference between the contract price under our long-term supply contract with Hoku and the average contract price for the last twelve months reflected in the PCSPI or another mutually acceptable third party index exceeds a defined band, the price under our long-term supply contract with Hoku will be subject to renegotiation by the parties. Hoku is obligated to deliver polysilicon materials to us starting from July 1, 2012. We cannot assure you that the difference between the prices in our long-term supply contract with Hoku and the average contract prices for the last twelve months before the delivery date of Hoku reflected in the PCSPI or another mutually acceptable third party will be big enough to trigger the price renegotiation, if spot market price of virgin polysilicon falls below the contract price under our long-term supply contract with Hoku. The prices of polysilicon under our long-term supply contract with Hoku for the first four years are higher than the spot price of March 2012 as reflected in the PCSPI. In addition, under our one-year supply contract with a reputable German polysilicon supplier, the supplier has agreed to supply to us virgin polysilicon for one year starting from January 2012, with a fixed price for each monthly delivery. The average price of polysilicon under this supply contract is slightly lower than the spot price of March 2012 as reflected in the PCSPI. However, we cannot assure that the fixed price under this supply contract will not be higher than the sport price if the spot price of virgin polysilicon continues to decrease. To the extent we may not be able to fully pass higher costs and expenses on to our customers, our profit margins, results of operations and financial condition may be materially and adversely affected.

Notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.

We expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our products to a relatively small number of customers. For the years ended December 31, 2009, 2010 and 2011, the sales to our top five customers represented 23.7%, 29.8% and 33.6% of our total revenues, respectively. In particular, sales to one of our customers accounted for 16.1% of our total revenues for the year ended December 31, 2011. No other customer generated sales that individually exceeded 10% of our revenues for the year ended December 31, 2011. For the years ended December 31, 2009 and 2010, no customer generated sales that individually exceeded 10% of our revenues. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in their early stages. We cannot assure you that we will be able to continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.

We have expanded our product lines into solar cells through our acquisition of Zhejiang Jinko in June 2009 and developed a solar power project in China, in late 2011 through our project company, Delingha Solar Power Co., Ltd., or Delingha Solar Power, in which we hold 88.7% of the equity interest. We may in the future continue to grow our operations through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the solar power industry value chain. Such acquisitions, participation in joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management resources. In particular, our acquisitions may expose us to various risks:

•	There may be unforeseen risks relating to the target's business and operations or liabilities of the target that were not discovered by us through our legal and business due diligence prior to such acquisition. Such undetected risks and liabilities could have a material adverse effect on our business and results of operations in the future.

•	There is no assurance that we will be able to maintain customer relationships with previous customers of the target, or develop new customer relationships in the future. Loss of our existing customers or failure to establish relationships with new customers could have a material adverse effect on our business and results of operations.

•	Acquisitions will generally divert a significant portion of our management and financial resources from our existing business and the integration of the target's operations with our existing operations has required, and will continue to require, significant management and financial resources, potentially straining our ability to finance and manage our existing operations.

•	There is no assurance that the expected synergies from any acquisition or joint venture investment will actually materialize. If we are not successful in the integration of a target's operations, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.

•	Acquisition or participation in new joint venture or strategic alliance may involve us in the management of operation in which we do not possess extensive expertise.

The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our business, results of operations and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2011. See “Item 15. — Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We manufacture our products in two locations in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

We produce and will continue to produce silicon ingots, silicon wafers and most of our solar modules in our manufacturing facilities in Shangrao, Jiangxi Province while produce solar cells and a portion of solar modules in our manufacturing facilities in Haining, Zhejiang Province. As a result, we transport a substantial volume of our silicon wafers from Shangrao to Haining to be processed into solar cells and a substantial volume of our solar cells from Haining back to Shangrao to be processed into solar modules. The geographical separation of our manufacturing facilities necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Shangrao and Haining. The distance between Shangrao and Haining is approximately 410 kilometers and the two cities are connected by roads and railway. The constant long-distance transportation of a large volume of our silicon wafers and solar cells may expose us to various risks, including (i) increase in transportation costs, (ii) loss of our silicon wafers and/or solar cells as a result of any accidents that may occur in the transportation process; (iii) delays in the transportation of our silicon wafers or solar cells as a result of any severe weather conditions, natural disasters or other conditions adversely affecting road traffic between Haining and Shangrao; and (iv) disruptions to our production of solar cells and solar modules as a result of delays in the transportation of our silicon wafers and solar cells. Any of these risks could have a material adverse effect on our business and results of operations.

Prepayment arrangements to suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2011, we had approximately RMB417.7 million (US$66.4 million) of advances to suppliers, including RMB188.4 million (US$29.9 million) of advances to suppliers to be utilized beyond one year, which consisted primarily of prepayments under our long-term virgin polysilicon supply contracts, such as our contracts with Hoku and Zhongcai Technological. We generally do not receive collateral to secure such payments for these contracts and the collateral we received are deeply subordinated and shared with all other customers and other senior lenders of the supplier. See “— Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.” Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. For example, Zhongcai Technological, to which we have made prepayment of RMB95.6 million (US$15.2 million) suspended its production at the end of 2011 in response to the change in the polysilicon market and resumed part of its production in March 2012. If Zhongcai Technological cannot ramp up its production with a reasonable profit margin or undergoes any difficulty in its operation, we may not be able to recover all or any of the prepayment that has been made to Zhongcai Technological and may have to rely on the guarantee provide by Wuxi Zhongcai Group Co., Ltd., the parent company of Zhongcai Technological, to recover the prepayment. As of December 31, 2011, we did not record any provisions in relation to the prepayment to Zhongcai Technological as we believe the potential impairment loss was not probable. We are also exposed to risks associated with our prepayments to Hoku. See "— Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition." In addition, if the market price of silicon raw materials declines, we may not be able to adjust any historical payment insofar as it relates to a future delivery at a fixed price. To the extent that we are unable to pass these increased costs and expenses to our customers, our business, financial condition and results of operations may be materially and adversely affected.

Hoku may not be able to complete its plant construction in a timely manner or may cease to continue as a going concern, which may have a material adverse effect on our results of operations and financial condition.

We have entered into a long-term supply contract with Hoku, a virgin polysilicon supplier, pursuant to which we have made total prepayments of US$20.0 million. Pursuant to amendment No. 3 to the Hoku contract we entered into with Hoku in September 2011, Hoku has agreed to refund a total of US$2.2 million of our deposit in monthly installments from September 2011 to June 2012. As of the date of this annual report, US$880,000 has been already refunded and US$19.12 million of such prepayments are still outstanding. While our prepayment is secured by a lien on Hoku’s assets according to the terms of our supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. Under our long-term polysilicon supply contract with Hoku, the annual prices for the first four years are fixed. However, if the difference between the contract price and the average contract price for the last twelve months reflected in the PCSPI or another mutually acceptable third party index exceeds a defined band, the price under our long-term supply contract with Hoku will be subject to renegotiation by the parties. The prices for the final four years will be determined by both parties three months prior to each shipment date. Under amendment No. 3 to the Hoku contract, the first shipment date of the polysilicon materials has been further postponed to July 1, 2012, which was previously scheduled at July 1, 2011.

According to Hoku’s Form 10-Q for the quarter ended December 31, 2011 filed on March 5, 2012, Hoku expects to raise at least an additional US$139.8 million to complete the construction of its planned 4,000 metric ton plant with an total estimated cost of US$700.0 million. However, due to financing difficulties, Hoku has to temporarily suspended all construction activities in its polysilicon plant until these financing difficulties are resolved, which Hoku anticipates will occur in the fourth quarter of 2012, with the goal of commencing production of polysilicon in 2013. In addition, given that the current market conditions that have depressed polysilicon prices in the solar power industry, Hoku is evaluating a plan to delay commercial production of virgin polysilicon in its existing plant in favor of accelerating the expansion of its production capacity. As such, Hoku may not be able to fulfill its delivery obligations for 2012 under the long-term supply agreements with one or more of its customers, which may result in termination of such supply agreements and Hoku may be required to refund prepayments under the supply agreements and may not receive promised additional prepayments.  According to Hoku’s Form 10-Q, in order to avoid price adjustments and/or breaching its supply contracts, Hoku may purchase polysilicon from third parties if it does not produce sufficient amounts to meet its customer obligations.  Since Hoku had not entered into any agreements to purchase polysilicon as of the date of its Form 10-Q, we are not certain if Hoku will be able to provide us the polysilicon in the amount and quality as stipulated in our long-term supply contract, nor can we assure you that Hoku will be able to fulfill its contractual delivery obligations to us in a timely manner in the future.

In addition, if Hoku is unable to obtain the required financing by the fourth quarter of 2012, it could raise substantial doubt about Hoku’s ability to continue as a going concern. The inability to continue as a going concern could result in an orderly wind-down of Hoku or other potential restructuring of Hoku. According to the public filings of Hoku on December 22, 2009, Hoku issued shares and warrants representing a majority of its shares to Tianwei New Energy Holdings Co., Ltd., or Tianwei, a PRC company engaged in the manufacturing of silicon wafers, solar cells and solar modules. In addition, pursuant to the arrangement between Hoku and Tianwei, Tianwei has the right to appoint a majority of the directors of Hoku Scientific, thus giving Tianwei control of Hoku. In exchange, Tianwei cancelled US$50 million of indebtedness that Hoku would be obligated to repay to Tianwei under certain polysilicon supply agreements and Tianwei agreed to arrange additional loan financing for Hoku. Tianwei has committed to using its reasonable best efforts to assist Hoku, in return of fair compensation for its financial service in obtaining additional financing that may be required by Hoku to construct and operate its manufacturing facility. We cannot be certain that Hoku will reach an agreement with Tianwei regarding the amount or method of compensation, which could affect Tianwei’s willingness to continue to assist Hoku in obtaining necessary financing.

If Hoku is not successful in obtaining financing required to complete construction of the manufacturing facility by the fourth quarter of 2012, or Hoku loses the assistance of Tianwei in obtaining necessary financing, causing Hoku to fail to fulfill its contractual delivery obligations to us, or if Hoku ceases to continue as a going concern, we may have difficulty recovering the balance of the deposits we have paid to Hoku. In such case, we may be obliged to record provisions for impairment loss for all or part of our prepayments to Hoku, which could have a material adverse effect on our results of operations and financial condition. As of December 31, 2011, we did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable.

Decreases in the price of silicon raw materials and solar power products, including solar modules, may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the prices of silicon raw materials and solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB11.4 million, RMB29.6 million and RMB201.7 million (US$32.0 million) for the years ended December 31, 2009, 2010 and 2011, respectively. If the prices of silicon materials and continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Increases in electricity costs or a shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. Electricity prices in China have increased in the past few years and are expected to continue to increase in the future. Our average per kilowatt-hour, or kWh, electricity price increased from RMB0.584 in 2009 to RMB0.675 (US$0.107) in 2011. As a result, our electricity costs may become substantially higher than our competitors, which could diminish our competitive advantage and adversely affect our business, financial condition and results of operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. To prevent further disruption in our power supply, the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. have completed the construction of the first stage of an electric power transformation and distribution substation at our manufacturing site. The electric power transformation and distribution substation currently has an annual capacity of 438 million kWh. We plan to complete the construction of our own electric power transformation and distribution substation with an annual capacity of approximately 7 million kWh and a gross floor area of approximately 6,667 square meters in Shangrao, Jiangxi Province by mid-2012. However, we cannot assure you that there will not be disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs, shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

The markets for solar power products are intensely competitive. We compete with manufacturers of solar power products such as Sharp Corporation, Suntech Power Holdings Co., Ltd., or Suntech, Trina Solar Ltd., or Trina, and Yingli Green Energy Holding Co., Ltd., or Yingli Green Energy, in a continuously evolving market. Recently, some downstream manufacturers have also built out or expanded their silicon wafer or solar cell production operations. Some of these competitors are also our customers and suppliers.

Some of our current and potential competitors have a longer operating history, stronger brand recognition, more established relationships with customers, greater financial and other resources, a larger customer base, better access to raw materials and greater economies of scale than we do. Furthermore, some of our competitors are integrated players in the solar industry that engage in the production of virgin polysilicon. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers.

In addition, as we have recently commenced developing solar power projects and providing solar system integration services, we may face the extensive competition among the competitors in these businesses, such as Trina and Yingli Green Energy. Some of our potential competitors in this industry may have a longer history, a more extensive experience in this industry, greater financial and other resources, stronger brand recognition, stronger relationships with customers and greater economies of scale than we do. Moreover, the key barriers to entry into our industry at present consist of availability of financing, availability of experienced technicians and executives who are familiar with the industry and the implementation of market access standards. If these barriers disappear or become more easily surmountable, new competitors may successfully enter into our industry, resulting in loss of our market share and increased price competition, which could adversely affect our operating and net margins.

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

In January and June 2008, Jiangxi Jinko obtained the land use rights for two parcels of land zoned for residential use in the Shangrao Economic Development Zone with site areas of approximately 102,507 square meters and 133,334 square meters, respectively. Jiangxi Jinko paid an aggregate amount of RMB157.7 million in relation to such land use rights, including land use right fees of RMB151.5 million and relevant taxes and fees of RMB6.2 million. Under the agreement between the local land and resource bureau and Jiangxi Jinko, Jiangxi Jinko was only permitted to develop residential buildings on these two parcels of land and was required to commence its construction and development work no later than August 31, 2008 and December 31, 2008, respectively. While we intend to construct employee dormitories on these two parcels, we have not started construction on these parcels of land yet and do not have any concrete plan for construction.

Under the relevant PRC laws and regulations, unless the delay of the construction is caused by force majeure, government actions or any necessary pre-construction work, if Jiangxi Jinko fails to commence construction and development work on these two parcels of land within one year after the respective deadlines, it may be subject to a fine of 20% of the land use right fees, which is up to approximately RMB30.3 million. We may also be subject to liquidated damages for failure to commence construction promptly. If Jiangxi Jinko does not commence construction and development work within two years after the respective deadlines, it may forfeit its land use rights without compensation. Jiangxi Jinko obtained a confirmation letter dated August 16, 2009 issued by the local land and resource bureau, or the local land bureau, in which the local land bureau confirmed that the two parcels of land had not been delivered to Jiangxi Jinko because the pre-construction work had not been finished by the local land bureau, and therefore, Jiangxi Jinko would not be subject to any vacant land fees or liquidated damages due to its failure to commence construction before the above-mentioned deadlines. The letter further confirmed that Jiangxi Jinko's land use rights for the two parcels of land would not be affected. In September 2010, the State Council of China and other relevant government departments commenced a new round of nation-wide investigation on idle land and will penalize those who are responsible for leaving land idle. We cannot assure you that such action taken by the government will not have material adverse effect on our right to and use of the above two parcels of land.

We rely on a limited number of third-party suppliers for supplying key manufacturing equipment and we may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.

We rely on a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our silicon ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen print machine. For the year ended December 31, 2011, our top three equipment suppliers include Miyamoto Trading Limited, or Miyamoto, Applied Materials Baccini S.P.A. (currently "Applied Materials Italia S.R.L."), or Applied Materials and Centrotherm Photovoltaics AG, or Centrotherm. These suppliers have supplied most of our current principal equipment and spare parts. We originally planned to expand our annual production capacity for silicon wafers, solar cells and solar modules to 1.5 GW each by the end of 2011. However, in response to the changes in the market condition, we timely adjusted our expansion plan and plan to maintain our production capacity for these three products at our current level of 1.2 GW each. Instead of expanding our production capacity, we plan to focus on improving our efficiency to reduce our unit cost. However, to implement our original expansion plan, we had already entered into purchase agreements for purchasing additional manufacturing equipment by the end of 2011. Our purchase capital commitments under these contracts amounted to approximately RMB439.1 million (US$69.8 million) as of December 31, 2011, of which RMB109.3 million (US$17.4 million) will be due in 2012 and RMB329.8 million (US$52.4 million) will be due after one year but within five years. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. In addition, we will continue to rely on these suppliers to provide a substantial portion of the principal manufacturing equipment and spare parts if we implement any expansion plan in the future. If we fail to develop or maintain our relationships with these and other equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment or spare parts to us, including due to natural disasters or otherwise fail to supply equipment or spare parts according to our requirements, it will be difficult for us to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, our production and result of operation could be adversely affected.

We require a significant amount of cash to fund our operations and future business developments; if we cannot obtain additional capital on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including payments to suppliers for our polysilicon feedstock. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, as well as our research and development activities in order to remain competitive. We had a negative working capital balance as of December 31, 2011. Our management believes that our current cash position as of December 31, 2011, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2011. However, in light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to us. Accordingly, we may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. For information on our proposed issuance of unsecured one-year short-term bonds with an aggregate principal amount of RMB300 million on April 23, 2012, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the state of global credit markets;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.

Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives. See “ - Our substantial indebtedness could adversely affect our business, financial condition and results of operations.”

Selling our products on credit terms may increase our working capital requirements and expose us to the credit risk of our customers.

We sell our products to most of our customers on credit terms and allow them to delay payments of the full purchase price for a certain period of time after delivery of our products. Selling our products on credit terms has increased, and may continue to increase our working capital requirements, which may negatively impact our short-term liquidity. We may not be able to maintain adequate working capital primarily through cash generated from our operating activities and may need to secure additional financing for our working capital requirements. If we fail to secure additional financing on a timely basis or on terms acceptable to us or at all, our financial conditions, results of operations and liquidity may be adversely affected. In addition, we are exposed to the credit risk of customers to which we have made credit sales in the event that any of such customers becomes insolvent or bankrupt or otherwise does not make payments to us on time.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks our ability to expand our business abroad may be required.

We commenced export sales in May 2008 when we exported a small portion of our products to Hong Kong. Since then we have increased our sales in export markets. For the year ended December 31, 2011, we generated 82.6% of our revenues from export sales, and 91.4% of our revenues for the year ended December 31, 2011 are denominated in foreign currencies, including U.S. dollars and Euros. We plan to continue to increase sales outside China and expand our customer base overseas. However, the marketing, distribution and sale of our products in export markets may expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining the ability to understand the local markets and follow their trends, as well as develop and maintain effective marketing and distributing presence in various countries;

•	providing customer services and support in these markets;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	difficulty and cost relating to compliance with the different commercial, environmental and legal requirements of the export markets in which we offer or plan to offer our products and services;

•	failure to obtain or maintain certifications for our products or services in these markets;

•	failure to maintain our reputation as an environmentally friendly enterprise for our products or services in these markets;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements;

•	increased transportation and freight costs;

•	difficulty in employing and retaining sales personnel who are knowledgeable about, and can function effectively in, export markets;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries; and

•	challenges due to our unfamiliarity with local laws, regulation and policies, our absence of significant operating experience in local market, increased cost associated with establishment of overseas subsidiaries and maintaining a multi-national organizational structure and other various risks that are beyond our control.

Our exports to foreign markets, such as Europe, have increased significantly during the last three years, increasing the risk that any unfavorable trade policies in foreign markets could affect the sale of our products. As our manufacturing bases are located in China, we may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies.

On September 9, 2010, the United Steel Workers filed a petition with the United States Trade Representative, or USTR, alleging the PRC government has engaged in unfair trade policies and practices with respect to certain domestic industries, including the solar power industry. Subsequently, USTR initiated an investigation under Section 301 of the 1974 Trade Act, which is ongoing as of the date of this annual report. On December 22, 2010, acting on a petition by the USTR, the United States government filed a complaint with the World Trade Organization about subsidies offered by the PRC government to its wind-energy manufacturers, which has not been resolved as of this annual report. On January 7, 2011, U.S. President Barack Obama signed into law the Military Authorization Law, which contains a "Buy American" provision that prohibits the United States Defense Department from purchasing Chinese-made solar panels. We are also involved in an anti-dumping and countervailing duty investigation launched by the U.S. government. See “—We may be subject to anti-dumping and countervailing duties imposed by the U.S. government.” Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers' demand for our products, which may adversely affect our business prospects and results of operations.

We may be subject to anti-dumping and countervailing duties imposed by the U.S. government.

On October 19, 2011, the Coalition for American Solar Manufacturing (the “CASM”), which is made up of seven solar power product manufacturers in the United States and led by SolarWorld Industries America Inc., filed a broad trade case at the United States Commerce Department (the “U.S. Commerce Department”) against the Chinese solar industry, accusing it of using billions of dollars in government subsidies to help gain sales in the U.S. market and seeking tariffs of more than 100% of the wholesale price of solar panels from China (the “Filing”). JinkoSolar is on the list of the solar companies subject to investigation by the U.S. Commerce Department. On November 9, 2011, the U.S. Commerce Department announced that it launched an anti-dumping and countervailing duty investigation into the alleged unfair practices by the PRC government in support of its domestic solar photovoltaic industry, in response to the Filing brought by CASM (the “Investigation”). We filed our response to the Investigation with the U.S. Commerce Department on November 29, 2011. Subsequently, we duly filed the separate rate application with U.S. Commerce Department on January 19, 2012.

In March 2012, the U.S. Commerce Department announced a preliminary decision to impose countervailing duties between 2.9% and 4.73% on Chinese solar panels, Suntech and Trina Solar will be subject to countervailing duties at the rate of 2.9% and 4.73%, respectively, while the other Chinese solar module vendors including JinkoSolar will be subject to countervailing duties at the rate of 3.59%. The countervailing duties will be retroactive by 90 days from March 26, 2012 only if both the U.S. International Trade Commission and the U.S. Commerce Department ultimately find the critical circumstances exist. The U.S. Commerce Department expects to make final decision on countervailing duties in June 2012. A preliminary decision on the anti-dumping investigation is scheduled on May 16, 2012.

We currently sell a small portion of our solar modules directly to U.S. market. Our direct sales to the U.S. market accounted for 1.6% of our total sales in 2011. However, if the U.S. government imposes significant import tariff on the solar modules from China, our sales in U.S. may be adversely affected, which may in turn materially and adversely affect our business, financial condition and results of operations. In addition, there can be no assurance that other government or international trade body will not institute adverse trade policies or remedies against exports from China in the future. If such actions were undertaken in our major export markets, such as Europe, our sales, revenue and profit could be materially and adversely affected.

We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our results of operations, financial condition and reputation, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We and/or our directors and officers may be involved in allegations, litigation or legal or administrative proceedings in the from time to time. On October 11, 2011, JinkoSolar was named as a defendant in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.) (the “U.S. Securities Action”). In addition to JinkoSolar, the complaint also names as defendants Xiande Li, Kangping Chen, Xianhua Li, Wing Koen Siew, Haitao Jin, Zibin Li, Stephen Markscheid, Longgen Zhang (the “Individual Defendants”), and the underwriters of our initial public offering in May 2010. The plaintiff in the U.S. Securities Action seeks to represent a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 21, 2011, inclusive. The plaintiff alleges that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The complaint also asserts claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. The complaint seeks, among other things, certification of the putative class, unspecified compensatory damages (including interest), and costs and expenses incurred in the action. On March 19, 2012, the court entered an order appointing lead plaintiffs in the U.S. Securities Action. On April 2, 2012, the court directed lead plaintiffs to file an amended complaint on or before May 30, 2012. The deadline for defendants to move, answer or otherwise respond to the amended complaint is July 30, 2012. We are also involved in the anti-dumping and countervailing duty investigation launched by the U.S. government. See “—We may be subject to anti-dumping and countervailing duties imposed by the U.S. government.” Regardless of the merits, responding to allegation, litigation or legal or administration proceedings and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavourable outcomes from these claims or lawsuits could adversely affect our business, financial condition and results of operations.

Project development or construction activities may not be successful and projects under development may not receive required permits or construction may not commence as scheduled, which could increase our costs and impair our ability to recover our investments. In addition, we may not be able to sell the solar power projects we developed under commercially acceptable terms, or at all.

The development of solar power projects and construction of solar energy facilities involve numerous risks and potential delays. We may be required to spend significant sums for preliminary engineering, permitting, legal, and other expenses before we can determine whether a project is feasible, economically attractive or capable of being built. Success in developing a particular project is contingent upon, among other things:

•	negotiation of satisfactory engineering, procurement and construction agreements;

•	receipt of required governmental permits and approvals, including the right to interconnect to the electric grid;

•	payment of interconnection and other deposits (some of which are non-refundable);

•	obtaining construction financing; and

•	timely implementation and satisfactory completion of construction.

Successful completion of a particular project may be adversely affected by numerous factors, including:

•	delays in obtaining required governmental permits and approvals;

•	uncertainties relating to land costs for projects on land subject to governmental approval;

•	unforeseen taxes, engineering problems, or other issues;

•	construction delays and contractor performance shortfalls;

•	work stoppages;

•	cost over-runs;

•	equipment and materials supply;

•	adverse weather conditions; and

•	environmental and geological conditions.

In addition, we may not be able to sell the solar power projects we develop under commercially acceptable terms, or at all, which will have a material and adverse affect on our business, results of operation and financial condition.

We rely on local grid companies for grid connection and grid companies may not have adequate transmission capacity or may be unwilling to purchase and transmit electricity generated by our solar power plants. In addition, the on-grid tariff is subject to fluctuations.

We must obtain consents from local grid companies to connect our solar power plants to their power grids before constructing an on-grid integrated solar system. Such consent depends on a number of external factors, including the availability of existing grids with adequate transmission capacity, progress of grid construction or system upgrades, the distance between our preferred sites and the local grids and the costs of additional interconnection facilities. Many of these factors are beyond our control, and we may not be able to obtain all necessary consents for our new solar power system integration projects in a timely manner, or at all.

Further, under the current regulatory framework in the PRC, grid companies generally must purchase and dispatch all electricity generated by renewable energy producers within the coverage of their grids. However, we cannot assure you that local grid companies will comply with this obligation at all times. In addition, solar power plants and other renewable energy facilities of our competitors located near our solar power system integration projects may compete with us to secure grid connections. Grid companies may not have adequate transmission capacity or may be unwilling to purchase and transmit electricity generated by our solar power plants. We may not be able to dispatch electricity when our solar power system integration projects commence operations, which could have a material adverse effect on our revenue and results of operations.

In addition, the on-grid tariff is subject to fluctuations. Historically, there was no national feed-in tariff mechanism for on-grid solar power plants. In July 2011, the National Development and Reform Commission, or NDRC launched the unified pricing mechanism for on-grid solar power plants in China. Pursuant to the unified pricing mechanism, the on-grid tariff (including value added tax) for on-grid solar power plants either approved after July 1, 2011 or completed after December 31, 2011 (excluding on-grid solar power plants located in Tibet) will be RMB1.00/KWh. For on-grid solar power plants sponsored by central government subsidies, the desulphurised coal-fired electricity prices shall apply. However, we cannot assure you the on-grid tariff of on-grid solar power plant will not fluctuate in the future.

The occurrence of any of the foregoing may cause us to substantially change our planned projects, incur significant costs and increase the risk of our future investment, and our business prospects and results of our on-grid solar power plant and solar system integration service business may be materially and adversely affected.

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

On June 13, 2009, we entered into a loan agreement, or the Heji Loan Agreement, with Jiangxi Heji Investment Co., Ltd., or Heji Investment, for loans with an aggregate principal amount of up to RMB100 million. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million pursuant to the entrusted loan agreements with Agricultural Bank of China, or the Entrusted Loan Agreements. In connection with the Heji Loan Agreement, we entered into a guarantee agreement, or the Guarantee Agreement, with Jiangxi International Trust Co., Ltd., or JITCL, on May 31, 2009 to guarantee Heji Investment's repayment obligations to JITCL under a loan agreement, or the JITCL Loan Agreement, pursuant to which JITCL extended a loan to Heji Investment in the principal amount of RMB50 million for a term of three years. None of the Heji Loan Agreement, the Entrusted Loan Agreements, the Guarantee Agreement and the JITCL Loan Agreement requires Heji Investment to apply the proceeds it will receive from our repayment of the entrusted loans to perform its repayment obligations under the JITCL Loan Agreement. If Heji Investment fails to perform its obligations under the JITCL Loan Agreement for any reason or otherwise defaults thereunder, we will become liable for Heji Investment's obligations under the JITCL Loan Agreement. We cannot assure you that Heji Investment will apply the proceeds of our loan repayment under the Entrusted Loan Agreements to perform its obligations under the JITCL Loan Agreement or otherwise make full repayment thereunder upon maturity. We have fully repaid the entrusted loans in July 2011. However, we have not been released from our obligations and therefore, we may still be required to perform obligations under the Guarantee Agreement, which would have a materially adverse effect on our financial condition.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2011, we had approximately RMB2,200.0 million (US$349.5 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB155.5 million (US$24.7 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost). Since December 31, 2011, we have entered into additional short-term loan contracts in an aggregate principal amount of RMB1,222.1 million (US$194.1 million), most of which are secured by mortgage on buildings, equipment and land use rights as well as guarantee by our founders and Jiangxi Jinko and repaid short-term bank borrowings of RMB894.8 million (US$142.2 million). Since December 31, 2011, we have also entered into additional long-term loan contracts in an aggregate principal amount of RMB50.0 million (US$7.9 million), most of which are secured by mortgage on equipment and repaid long-term bank borrowings of RMB1.0 million (US$ 0.2 million). As of the date of this annual report, we had RMB2,527.3 million (US$401.5 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB205.5 million (US$32.7 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost).

In addition, we have substantial repayment obligations under the notes we issued. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.00%, to qualified institutional buyers under Rule 144A of the Securities Act. On December 5, 2011, we repurchased an aggregate principal amount of US$2.0 million of such notes for a total consideration of RMB5.2 million (US$0.8 million). As of the date of this annual report, our convertible senior notes with principal amount of US$123.0 million are outstanding. On July 8, 2011, we issued RMB-denominated notes in the principal amount of RMB400 million bearing an annual interest rate of 6.5% and maturing on July 11, 2012. As of the date of this annual report, these notes are still outstanding.

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

Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We had a negative working capital balance as of December 31, 2011. Our management believes that our current cash position as of December 31, 2011, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2011. However, in light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to us. Accordingly, we may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. For information on our proposed issuance of unsecured one-year short-term bonds with an aggregate principal amount of RMB300 million on April 23, 2012, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending or raise additional capital or debt financing as required may adversely impact our ability to meet our payment and other obligations under our outstanding debt, which may have a material adverse effect on our operations and financial condition.

Our failure to maintain sufficient collateral under certain pledge contracts for our short-term bank loans may materially and adversely affect our financial condition and results of operations.

As of December 31, 2011, Jiangxi Jinko had short-term bank borrowings of RMB178.0 million (US$28.3 million) secured by certain of our inventory. The net book value of the inventory at the time of the pledge contracts amounted to approximately RMB343.5 million (US$54.6 million). Although the net book value of the inventory as of December 31, 2011 exceeded the amount of the pledge required, we can not assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral, the pledgees will be entitled to require the immediate repayment by us of the outstanding bank loans, otherwise, the pledgees may auction or sell the inventory and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying loan. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, for cash requirements. Zhejiang Jinko entered into loan agreements with a group of PRC banks on March 31, 2011, which were subsequently amended in August 2011. Pursuant to these loan agreements, Zhejiang Jinko has obtain two syndicated loans with an aggregate principal amount of RMB600.0 million (US$91.0 million) from a group of PRC banks, of which RMB486.8 million (US$77.3 million) were drawn down and RMB113.2 million (US$18.0 million) were available as of the date this annual report. Pursuant to the syndicated loan agreements, Zhejiang Jinko may pay dividends only if it complies with the agreed repayment schedule. Although such debt was incurred by Zhejiang Jinko, we cannot assure you that Jiangxi Jinko will not also enter into instruments that may restrict dividends or other distribution to us on our equity interests in the future. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year as reserve funds for future development and employee benefits, in accordance with the requirements of relevant laws and provisions in their respective articles of associations. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Failure to achieve satisfactory production volumes of our products could result in higher unit production costs.

The production of silicon wafers, solar cells, solar modules, silicon ingots and recovered silicon materials involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. From time to time, we have experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. In addition, the decreased demand in global solar power product market, including the demand for solar modules, may also cause us to operate at less than intended capacity. This would result in higher marginal production costs and lower output, which could have a material adverse effect on our business, results of operations and financial condition.

Our operating results may fluctuate from period to period in the future.

Our results may be affected by factors such as changes in costs of raw materials, delays in equipment delivery, suppliers' failure to perform their delivery obligations and interruptions in electricity supply and other key production inputs. Our results may also be affected by the general economic conditions and the state of the credit markets both in China and elsewhere in the world, which may affect the demand for our products and the availability of financing. The rapid expansion of virgin polysilicon manufacturing capacity and the falling demand for solar power products including our products resulting from the global economic crisis caused the prices of solar power products including our products to decline in the fourth quarter of 2008 and in 2009. As a consequence, our profit margins were adversely affected in the fourth quarter of 2008 and in 2009. In addition, because demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicate the installation of solar power systems, our operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday during which domestic industrial activity is normally lower than that at other times. Further, in order to become a fully-integrated maker of solar power products, we have rapidly expanded our manufacturing capacities of silicon wafers, solar cells and solar modules over the past few years, and the respective manufacturing capacities of our products in the value chain were not matched until the end of 2010. To fully capture the demand for various types of solar power products, at different times during 2009 and 2010, we sold silicon wafers and solar cells as end-products to certain customers, and also purchased silicon wafers and solar cells as inputs for the manufacturing of solar cells and solar modules, respectively, and sold these solar cells and solar modules as end-products. As a result, compared to a fully-integrated maker of solar power products of comparable size with equal manufacturing capacities for silicon wafers, solar cells and solar modules, our sales and our total revenues were larger and our gross profit margin was lower as we were not able to capture the profit in the entire value chain. In future periods, although we have become a fully vertically-integrated solar power roduct provider, our sales revenues and gross profit margin may continue to vary as we continue to adjust the production and sales of silicon wafers, solar cells and solar modules to capture the market opportunities for different products. In addition, from time to time we may apply for and receive government incentives in the form of grants, and the amount of such grants varies from period to period, which may cause our net income and net margin to vary from period to period. We received government grants totaling RMB8.6 million, RMB70.7 million and RMB117.2 million (US$18.6 million) for the years ended December 31, 2009, 2010 and 2011, respectively, which included government grants for assets, our expansion of production scale, technology upgrades and development of export markets. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods. In addition, we may incur gain or loss in relation to our change in the fair value of our financial instruments. For example, in 2011, we had net gain from change in fair value of convertible senior notes and capped call options of RMB299.7 million (US$47.6 million), compared to net income of RMB273.3million (US$43.3 million). The change in fair value of financial instruments may fluctuate significantly from period to period due to factors that are largely beyond our control, and may result in us recording substantial gains or losses as a result of such changes. As a result of the foregoing, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Unsatisfactory performance of or defects in our products may cause us to incur additional expenses and warranty costs, damage our reputation and cause our sales to decline.

Our products may contain defects that are not detected until after they are shipped or inspected by our customers. Our silicon wafer sales contracts normally require our customers to conduct inspection before delivery. We may, from time to time, allow those of our silicon wafer customers with good credit to return our silicon wafers within a stipulated period, which normally ranges from seven to 15 working days after delivery, if they find our silicon wafers do not meet the required specifications. Our standard solar cell sales contract requires our customer to notify us within seven days of delivery if such customer finds our solar cells do not meet the specifications stipulated in the sales contract. If our customer notifies us of such defect within the specified time period and provides relevant proof, we will replace those defective solar cells with qualified ones after our confirmation of such defects. Our solar modules are typically sold with either a two-year or five-year warranty for all defects and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module. As we continue to increase our sales to the major export markets, we may be exposed to increased warranty claims. In May 2011,we engaged PowerGuard Specialty Insurance Services, or PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 1, 2011. We may renew the insurance policy upon its expiration in May 2012. The policy offers back-to-back coverage through a maximum of five-year limited product defects warranty, as well as a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims to the extent that these are not covered by our insurance policies. In addition, product defects could cause significant damage to our market reputation and reduce our product sales and market share, and our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products. If we deliver our products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with returns or replacements of our products, our credibility and market reputation could be harmed and our sales and market share may be adversely affected.

Fluctuations in exchange rates could adversely affect our results of operations.

Historically, most of our revenue was denominated in Renminbi. Since 2009, however, as we expanded our product line downstream and commenced manufacturing solar modules, export sales have represented an increasingly significant proportion of our total sales. Our export sales represented 42.8%, 65.6% and 82.6% of our total sales for the years ended December 31, 2009, 2010 and 2011, respectively. As we increase our sales to international customers, we expect the portion of our sales denominated in foreign currencies, particularly, U.S. dollars and Euros to our total revenue will increase. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. These could expose us to significant risks resulting from fluctuations in currency exchange rates, particularly, among Renminbi, the U.S. dollars and Euros. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred foreign exchange losses of approximately RMB2.2 million, RMB10.1 million and RMB139.0 million (US$22.1 million), respectively, for the years ended December 31, 2009, 2010 and 2011. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Our consolidated financial statements are expressed in Renminbi and the functional currency of our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, is also Renminbi. The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, any appreciation of Renminbi against the U.S. dollar could result in a change to our consolidated statement of operations and a reduction in the value of our U.S. dollar denominated consolidated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our ordinary shares and ADSs or for other business purposes, including foreign debt service, a decline in the value of Renminbi against the U.S. dollar would reduce the U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

Renminbi is not a freely convertible currency. The PRC government may take actions that could cause future exchange rates to vary significantly from current or historical exchange rates. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China, or the PBOC. On July 21, 2005, in a reversal of a long-standing policy, the PRC government announced that the Renminbi would be permitted to fluctuate within a narrow and managed band against a basket of specified foreign currencies. Since this announcement, the value of the Renminbi has been fluctuating. This change in policy caused the Renminbi to appreciate approximately 21.5% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, this appreciation halted and the Renminbi traded within a narrow band against the U.S. dollar until June 2010, remaining within 1% of its July 2008 high but never exceeding it. In June 2010, the PBOC announced that the PRC government would reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. In April 2012, the PRC government took a milestone step in turning the Renminbi into a global currency by doubling the size of its trading band against the dollar, pushing through a crucial reform that further liberalizes its financial markets. The PBOC allows the Renminbi to rise or fall 1% from a mid-point every day, effective April 16, 2012, compared with its previous 0.5% limit. While international reactions to the Renminbi revaluation have generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible foreign currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar. There can be no assurance that any future movements in the exchange rate of the Renminbi against the U.S. dollar or other foreign currencies will not adversely affect our results of operations and financial condition (including our ability to pay dividends). Conversely, significant depreciation in the Renminbi against major foreign currencies may have a material adverse impact on our results of operations, financial condition and share price because our ADSs are expected to be quoted in U.S. dollars, whereas most of our revenues, costs and expenses are denominated in Renminbi.

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

We have only been in existence since June 2006 and have limited operating history in the manufacturing and sales of our silicon wafer, solar cell and solar module products. We commenced processing recoverable silicon materials in June 2006, and manufacturing silicon ingots and silicon wafers in 2007 and 2008, respectively. We commenced producing solar cells in July 2009 following our acquisition of Zhejiang Jinko, which has manufactured solar cells since June 2007, and we commenced producing solar modules in August 2009. In addition, we have recently commenced our solar power project development and solar system integration service business.

Although our revenues experienced significant growth in the past, we cannot assure you that our revenues will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results and our results for any period should not be relied upon as an indication of future performance.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, environmental incidents and labor disputes.

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

We also experienced production disruptions due to power blackouts at our facilities in the Shangrao City resulting from severe winter weather conditions in early 2008. In addition, our Haining facility suspended operation from September 17, 2011 to October 9, 2011 due to an environmental incident. See “— Compliance with environmental, safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.” In May 2008, Sichuan Province in southwest China experienced a severe earthquake. Although the Sichuan Province earthquake did not materially affect our production capacity and operations, other occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around Shangrao and Haining in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenues anticipated to be derived from the relevant facilities.

As our founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially own approximately 24.8%, 14.9% and 9.9%, respectively, of our outstanding ordinary shares. As of the date of this annual report, an aggregate of approximately 49.6% of our outstanding ordinary shares are currently held by our founders. If the founders act collectively, they will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

We adopted the 2009 Long Term Incentive Plan on July 10, 2009, which was subsequently amended and restated, and share options with respect to 8,966,912 ordinary shares have been granted to our directors, officers and employees pursuant to such plan. As of the date of this annual report, there are 8,540,384 ordinary shares issuable upon the exercise of outstanding options granted under our long-term incentive plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had 19 patents and 16 pending patent applications in China. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company's intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

We may be exposed to intellectual property infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

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

We are required to comply with all PRC national and local environmental protection regulations. Regulations on emission trading and pollution permits in Zhejiang Province allow entities to increase their annual pollution discharge limit by purchasing emissions trading credits. Entities that purchase emission credits can increase their annual discharge limit by registering the credits with the relevant environmental authorities and amending their pollution permits or obtaining new ones. Although we have entered into several emissions trading contracts to purchase credits to increase our annual discharge limit, we have not registered these credits as required under a regulation that became effective on October 9, 2010. As a result, we may have exceeded the relevant annual discharge limit permitted under our existing pollution permits. We cannot assure you that we will not be subject to penalties for exceeding our discharge limit, including fines imposed by the local environmental authority of up to RMB50,000.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the revised Regulation on the Safety Management of Hazardous Chemicals, which became effective on December 1, 2011, we are required to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to make such filing on time may subject us to a fine of up to RMB100,000.

Moreover, we are required to obtain construction permits before commencing constructing production facilities. We are also required to obtain the approvals from PRC environmental protection authorities before commencing commercial operations of our manufacturing facilities. We commenced construction of a portion of our solar cell and solar module production facilities prior to obtaining the construction permits and commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure. Although we have subsequently obtained all required environmental approvals covering all of our existing production capacity except a portion of our solar cell and solar module production capacity, we cannot assure you that we will not be penalized by the relevant government authorities for any prior non-compliance with the PRC environmental protection, safe production and construction regulations. As of the date of this annual report, we are still in the process of obtaining the requisite environmental approval for the portion of our solar cell and solar module production capacity and construction permits for a portion of our solar cell and solar module production facilities. We cannot assure you that we will be able to obtain such approval in a timely manner or at all. Failure to obtain such approval and permits may subject us to fines or disrupt our operations and construction, which may materially and adversely affect our business, results of operations and financial condition.

In late August 2011, our Haining facility experienced a suspected leakage of fluoride into a nearby small water channel due to extreme and unforeseen weather conditions. On September 15, 2011, residents of Hongxiao Village in proximity to the Haining facility gathered to protest the discharge. The Haining facility suspended production on September 17, 2011. We also took steps recommended by an environmental engineering firms licensed by the PRC government (“Licensed Engineers”). On September 28, 2011, a committee of experts (the “Experts Committee”) established by the Haining government approved a set of recommendations developed by the Licensed Engineers with our assistance and the Haining government to be implemented by us. On October 6, 2011, the Experts Committee, the Environmental Bureau of the Haining government and representatives of Hongxiao Village reviewed the steps taken by us based on the recommendations of the Experts Committee and provided their comments to JinkoSolar’s management. On October 9, 2011, the Experts Committee notified us that the Experts Committee was satisfied with the steps taken by us and we resumed production at the Haining facility. Although we will try to take measures to prevent similar incidents from occurring again in the future, we cannot assure that our operations will not be disrupted by similar or other environmental incidents. In addition, the PRC government may issue more stringent environmental protection, safe production and construction regulations in the future and the costs of compliance with new regulations could be substantial. If we fail to comply with the future environmental, safe production and construction laws and regulations, we may be required to pay fines, suspend construction or production, or cease operations. Moreover, any failure by us to control the use of, or to adequately restrict the discharge of, dangerous substances could subject us to potentially significant monetary damages and fines or the suspension of our business operations.

Risks Related to Doing Business in China

The audit report included in this 20-F annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditors. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The approval of the PRC Ministry of Commerce, or MOFCOM, for or in connection with our corporate restructuring in 2007 and 2008 may be subject to revocation, which will have a material adverse effect on our business, operating results and trading price of our ADSs.

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce of the People’s Republic of China, or the MOFCOM and the China Securities Regulatory Commission, or CSRC, promulgated a rule entitled "Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors," or Circular 10, which became effective on September 8, 2006 and was amended in June 2009. Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge with or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

We undertook a restructuring in 2007, or the 2007 Restructuring, and our founders and JinkoSolar Technology Limited, previously Paker Technology Limited, or JinkoSolar Technology, obtained the approval of Jiangxi MOFCOM, for the acquisition of certain equity interest in Jiangxi Desun and the pledge by our founders of their equity interest in Jiangxi Desun to Jinko Solar Technology, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both JinkoSolar Technology and Jiangxi Desun, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central government level. To remedy this past non-compliance, we undertook another corporate restructuring in 2008, or the 2008 Restructuring, under which the share pledge was terminated on July 28, 2008 and JinkoSolar Technology transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited, or Long Faith, an unrelated Hong Kong company, on July 31, 2008. In addition, on November 11, 2008, we received written confirmation from Jiangxi MOFCOM in its reply to our inquiry that there had been no modification to the former approvals for the 2007 acquisition and pledge and JinkoSolar Technology's transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Nevertheless, we cannot assure you that MOFCOM will not revoke such approval and subject us to regulatory actions, penalties or other sanctions because of such past non-compliance. If the approval of Jiangxi MOFCOM for the 2007 acquisition and pledge were revoked and we were not able to obtain MOFCOM's retrospective approval for the 2007 acquisition and pledge, Jiangxi Desun may be required to return the tax benefits to which only a foreign-invested enterprise was entitled and which were recognized by us during the period from April 10, 2007 to December 31, 2007, and the profit distribution to JinkoSolar Technology in December 2008 may be required to be unwound. Under an indemnification letter issued by our founders to us, our founders have agreed to indemnify us for any monetary losses we may incur as a result of any violation of Circular 10 in connection with the restructuring we undertook in 2007. We cannot assure you, however, that this indemnification letter will be enforceable under the PRC law, our founders will have sufficient resources to fully indemnify us for such losses, or that we will not otherwise suffer damages to our business and reputation as a result of any sanctions for such non-compliance.

Meanwhile, given the uncertainty with respect to what constitutes a merger with or acquisition of PRC domestic enterprise and what constitutes circumvention of its approval requirements under the Circular 10, we can not assure you that the 2008 Restructuring is in all respects compliance with Circular 10. If MOFCOM subsequently determines that its approval of the 2008 Restructuring was required, we may face regulatory actions or other sanctions by MOFCOM or other PRC regulatory agencies. Such actions may include compelling us to terminate the contracts between Jiangxi Desun and us, the limitation of our operating privileges in China, the imposition of fines and penalties on our operations in China, restrictions or prohibition on the payment or remittance of dividends by Jiangxi Jinko or others that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Our business is based in China and a portion of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

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

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China's economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict whether changes in China's political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial conditions and results of operations.

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

The State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, and subsequently issued the operating rules on the SAFE notice in May 2011, or SAFE Circular 19, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an "offshore special purpose company," for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any asset located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with the local SAFE branch as required under the SAFE notice. However, they have not yet completed the procedure for amending their registration with regard to the change in our shareholding structure, our corporate structure or the offshore trust arrangement. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice and SAFE Circular 19 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice and SAFE Circular 19 may subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries' ability to distribute profits to us or otherwise materially and adversely affect our business.

Our China-sourced income is subject to PRC withholding tax under the new Corporate e Income Tax Law of the PRC, and we may be subject to PRC corporate income tax at the rate of 25% when more detailed rules or precedents are promulgated.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the new Corporate Income Tax Law, or the CIT Law, of the PRC and its detailed implementation regulations, or the DIRs, both of which became effective on January 1, 2008, China-sourced passive income of non-PRC resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. As JinkoSolar Technology is a Hong Kong company and owns 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly for more than 12 consecutive months to the date, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from competent PRC tax authority, provided that JinkoSolar Technology is deemed as the beneficial owner of such dividends and that JinkoSolar Technology is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify "Beneficial Owner" under Tax Treaties, effective on October 27, 2009, an applicant for treaty benefits, including the benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed as a "beneficial owner" of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Technology is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be subject to the PRC withholding tax rates at 10%.

The CIT Law, however, also provides that enterprises established outside China whose "de facto management bodies" are located in China are considered "tax resident enterprises" and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the implementation regulations, "de facto management bodies" is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular that sets out procedures and specific criteria for determining whether "de facto management bodies" for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of "de facto management bodies" for overseas incorporated enterprises that are controlled by individual PRC residents such as our company and JinkoSolar Technology. Therefore, although a substantial majority of the members of our management team as well as the management team of JinkoSolar Technology are located in China, it remains unclear whether the PRC tax authorities would require or permit our company or JinkoSolar Technology to be recognized as PRC tax resident enterprises. If our company and JinkoSolar Technology are considered PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology and ultimately to our company, could be exempt from the PRC withholding tax; however, our company and JinkoSolar Technology will be subject to the uniform 25% corporate income tax rate as to our global income.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to PRC corporate income tax liabilities.

The implementation regulations of the CIT Law provide that (i) if the enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income The CIT Law and the related implementation regulations have been in effect for four years. However, currently, there are still no detailed rules or precedents governing the procedures and specific criteria for determining "domicile," which are applicable to our company or JinkoSolar Technology. As such, it is not clear how "domicile" will be interpreted under the CIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. Therefore, if our company and JinkoSolar Technology are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders, as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs, may be viewed as China-sourced income and, as a consequence, be subject to PRC corporate income tax at 10% or a lower treaty rate.

If the dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC corporate income tax, we would be required to withhold taxes on such dividends, and our overseas shareholders or ADS holders would be required to declare taxes on such gains to PRC tax authorities. In such case, the value of your investment in our shares or ADSs may be materially and adversely affected. Moreover, any overseas shareholders or ADS holders who fail to declare such taxes to PRC tax authorities may be ordered to make tax declaration within a specified time limit and be subject to fines or penalties.

As a foreign company, our acquisitions of PRC companies may take longer and be subject to higher level of scrutiny by the PRC government, which may delay or prevent any intended acquisition.

Circular 10, which became effective on September 8, 2006 and was amended in June 2009, established additional procedures and requirements including the requirements that in certain instances foreign investors obtain MOFCOM's approval when they acquire equity or assets of a PRC domestic enterprise. In the future, we may want to grow our business in part by acquiring complementary businesses, although we do not have plans to do so at this time. Complying with the Circular 10 to complete these transactions could be more time-consuming and costly, and could result in a more extensive evaluation by the PRC government and its increased control over the terms of the transaction, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.

According to the relevant PRC laws and regulations, we are required to pay certain statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, and housing funds, for our employees. Our failure to comply with these requirements may subject us to monetary penalties imposed by the relevant PRC authorities and proceedings initiated by our employees, which could materially and adversely affect our business, financial condition and results of operations.

Based on the prevailing local practice in Jiangxi Province resulting from the discrepancy between national laws and their implementation by local governments, Jiangxi Jinko did not pay statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, and housing funds, for all of its employees. For similar reasons, Zhejiang Jinko did not pay statutory social security benefits and housing funds in Zhejiang Province for all of its employees. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB40.1 million, RMB56.6 million and RMB118.3 million (US$18.8 million), respectively, as of December 31, 2009, 2010 and 2011. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made a certain provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. However, we cannot assure you that we will not be subject to late charges and penalties for such delinquency. Late charges, penalties or legal or administrative proceedings to which we may be subject could materially and adversely affect our reputation, financial condition and results of operations.

All employee participants in the 2009 Long Term Incentive Plan who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding Domestic Individuals' Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. For any plans so covered and adopted by an overseas listed company, the Stock Option Rule required the domestic individual participants to register with SAFE or its local branch within 10 days after the beginning of each quarter. In addition, the Stock Option Rule also required the domestic individual participants to make necessary applications for foreign exchange purchase quota, open special bank account and make necessary filings with SAFE or its local branch before they exercise their stock options.

On February 15, 2012, SAFE released the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals’ Participating in Equity Incentive Plan of Overseas Listed Companies, or SAFE Notice 7, which superseded the Stock Option Rule. According to Safe Notice 7, domestic individual participants include directors, supervisors, senior management personnel and other employees who are PRC citizens (which includes citizens of Hong Kong, Macao and Taiwan) orforeign individuals who reside in the PRC for 12 months consecutively. In addition, according to SAFE Notice 7, domestic individual participants must complete the registration with SAFE or its local branch within three days rather than 10 days from the beginning of each quarter.

Failure to comply with such provisions may subject us and the participants of the 2009 Long Term Incentive Plan who are domestic individual participants to fines and legal sanctions and prevent us from further granting options under the 2009 Long Term Incentive Plan to our employees, which could adversely affect our business operations.

It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC against, us, our Directors, or senior management members who live inside the PRC.

Substantially all of our existing directors and senior management members reside in the PRC and substantially all of our assets and the assets of such person are located in the PRC. Accordingly, it may be difficult for investors to effect service of process on any of these persons or to enforce judgments obtained outside of the PRC against us or any of these persons, as the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many developed countries, including the Cayman Islands, the United States and the United Kingdom. Therefore, the recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or even impossible.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have also risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. Recently released data indicated that China's inflation rates will continue to rise in 2012. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and partially erode the cost advantage of our China-based operations and therefore negatively impact our profitability.

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

Risks Related to Our ADSs

The market price for our ADSs has been volatile, which could result in substantial losses to investors.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$4.55 to US$41.75 per ADS for the year ended December 31, 2011. The price of our ADSs may continue to fluctuate in response to factors including the following:

•	announcements of new products by us or our competitors;

•	technological breakthroughs in the solar and other renewable power industries;

•	reduction or elimination of government subsidies and economic incentives for the solar industry;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in the general condition of the global economy and credit markets;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	commencement of, or our involvement in, litigation.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. See “—We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our results of operations, financial condition and reputation, and may cause loss of business.” If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management's attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. See "— Risks Related to Doing Business in China — We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations" above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders' rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility.

Holders of ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our current articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

As we are a Cayman Islands company and substantially all of our consolidated assets are located outside of the United States and substantially all of our current operations are conducted in China, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the Cayman Islands or in China against us or our officers and directors predicated on the federal securities laws of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States although the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty and would give a judgment based thereon; provided that (i) such court had proper jurisdiction over the parties subject to such judgment; (ii) such court did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. For example, contrary to the general practice in most corporations incorporated in the United States, Cayman Islands incorporated companies may not generally require that shareholders approve sales of all or substantially all of a company's assets. The limitations described above will also apply to the depositary who is treated as the holder of the shares underlying your ADSs.

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

As a non-U.S. company with shares listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors may not hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See "Item 16G. Corporate Governance."

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

Based on the composition of our assets and income, we believe that we were not a passive foreign investment company, or a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year and we do not intend or anticipate becoming a PFIC for 2012 or any future taxable year. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our next taxable year ending December 31, 2012 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and shares, which may fluctuate from time to time. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in "Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company") holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See "Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company."

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is JinkoSolar Holding Co., Ltd. Our principal executive office is located at 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People's Republic of China. Our telephone number at this address is (86-793) 846-9699 and our fax number is (86-793) 846-1152. Our registered office in the Cayman Islands is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our wholly-owned operating subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko. We have also established subsidiaries and offices in a number of strategic markets, including Germany, France, Italy, Switzerland, Luxemburg, Canada, U.S., Australia and Singapore.

On May 19, 2010, we completed our initial public offering, in which we offered and sold 5,835,000 ADSs representing 23,340,000 ordinary shares, raising US$64.2 million in proceeds before expenses to us. Our ADSs are listed on the New York Stock Exchange under the symbol “JKS”.

On November 10, 2010, we completed a follow-on public offering of 3,500,000 ADSs representing 14,000,000 ordinary shares, of which 2,000,000 ADSs were sold by us and 1,500,000 ADSs were sold by the selling shareholders.

Since the beginning of 2011, we have established the following major subsidiaries to expand our operations:

•	On May 3, 2011, we established JinkoSolar (Switzerland) AG, an Aktiengesellschaft with its registration office in Zug, Swiss Confederation to expand our sales and marketing network and increase our brand recognition in strategic markets within the region.

▪	On July 8, 2011, we established JinkoSolar (ITALIA) S.R.L., a limited liability company incorporated in Milan, Italy to expand our sales and marketing network and increase our brand recognition in Italy.

▪	On September 12, 2011, we established JinkoSolar SAS, a limited liability company incorporated in Montpellier, France to expand our sales and marketing network and increase our brand recognition in France.

▪	On December 6, 2011, we established a subsidiary, Delingha Solar Power, with a registered capital of RMB88.5 million in the PRC. We and an independent third party held 88.7% and 11.3%, respectively, of the equity interest of the project company. Delingha Solar Power is developing its self-owned on-grid solar power plant with a total capacity of 30 MW in Delingha, Qinghai Province which Delingha Solar Power plans to operate upon its completion.

Debt Financing

In the first quarter of 2011, we issued two tranches of RMB-denominated unsecured one-year short-term bonds with an aggregate principal amount of RMB600 million to certain PRC institutional investors. The first tranche was issued on January 13, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.28% per annum, and matured on January 14, 2012. The second tranche was issued on March 22, 2011 with a principal amount of RMB300 million (US$45.5 million), bearing interest at the fixed rate of 5.60% per annum, and matured on March 23, 2012. We fully repaid these two tranches of bonds at their maturity.

On July 8, 2011, we issued RMB-denominated unsecured one-year short-term notes with an aggregate principal amount of RMB400 million to certain PRC institutional investors, bearing interest at the fixed rate of 6.5% per annum and will mature on July 11, 2012.

Senior Convertible Notes Offering

On May 17, 2011, we completed an offering of US$125 million of 4.00% convertible senior notes due 2016 to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

B.	Business Overview

We are a vertically-integrated solar power product manufacturer with cost efficient operations based in Jiangxi Province and Zhejiang Province in China. We have built a vertically-integrated solar power product value chain from recovered silicon materials to solar modules with the solar module as our principal product. We sell most of our solar modules under our own brand “JinkoSolar” and a small portion of solar modules on an OEM basis. We sell silicon wafers and solar cells to the extent we do not consume them in our own production. In addition, leveraging on our expertise in manufacturing high quality solar modules and experience in the solar power industry, we have commenced developing solar power projects and providing solar system integration services.

We sell our products in major export markets and China. We have established subsidiaries in a number of strategic markets, including Germany, France, Italy, Switzerland, Luxemburg, Canada, U.S., Australia and Singapore to conduct sales, marketing and brand development for our products in the European and other oversea markets, and we intend to establish similar subsidiaries and offices in selected markets to expand our customer base and strengthen our market penetration. As of December 31, 2011, we had an aggregate of approximately 475 customers for our solar modules, solar cells and silicon wafers from China and the overseas markets, including Germany, Italy, France, Cyprus and Belgium. Our customers for solar modules include distributors, project developers and system integrators. All of our solar modules sold in Europe are CE certified, TÜV certified and MCS certified, and all of our solar modules sold in the United States are UL certified. We have also received CQC certification for our monocrystalline solar modules in China.

Our solar module production is supported by our solar cell and silicon wafer operations. As of December 31, 2011, we had annual silicon wafer, solar cell and solar module production capacity of approximately 1.2 GW each. We capitalize on our vertically-integrated platform and cost efficient manufacturing capability in China to produce quality products at competitive costs. In addition, the choice of Shangrao and Haining as our manufacturing bases provides us with convenient and timely access to key resources and conditions as well as to our customer base to support our growth and cost efficient manufacturing operations.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from recovered silicon materials to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2011, sales of solar modules, silicon wafers and solar cells represented 90.0%, 7.0% and 2.3%, respectively, of our total revenues. In addition, we also sell small volumes of silicon ingots and recovered silicon materials and provide processing services for fees at the request of customers from time to time to optimize the utilization of our production capacity. Leveraging on our expertise in manufacturing high quality solar modules and substantial experience in the solar industry, we have recently commenced developing solar power projects and providing solar system integration services. The following table sets forth details of our revenues for the periods indicated:

	For the Year Ended December 31,
	2009		2010		2011
	Volume	Revenue	Volume	Revenue	Volume	Revenue
	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)
Products
Recovered silicon materials (metric tons)	11.7	28,039.4	—	—	0.1	6,366.0
Silicon ingots	0.01	98.9	2.1	10,803.0	2.7	14,363.2
Silicon wafers	180.4	1,102,232.8	157.2	909,647.4	134.7	517,935.2
Solar cells	27.3	225,866.3	55.1	432,863.6	51.8	168,388.4
Solar modules	14.4	182,015.1	265.4	3,247,825.6	760.8	6,647,264.1
Services
Solar system integration services	—	—	—	—	—	24,798.0
Processing services	—	29,607.1	—	53,715.1	—	5,836.5

Total		1,567,859.6		4,654,854.7		7,384,951.4

Solar Modules

We commenced producing solar modules in August 2009. For the year ended December 31, 2011, we sold 760.8 MW of solar modules and generated RMB6,647.3 million (US$1,056.1 million) of revenue from sales of solar modules. We expect that sales of solar modules will continue to be our largest revenue source in the future. We sell the majority of our solar module sales in the overseas markets. As the domestic market in China grows, we expect to sell increasing volumes of solar modules in the domestic market in China.

In September 2011, five types of our solar modules received A-rating from Brazil’s National Institute of Metrology, Quality and Technology (Inmetro). In August 2011, one type of our solar modules ranked 7th among solar modules manufactured by nearly 100 solar module manufacturers from all over the world in terms of yield performance measured by PHOTON Lab’s outdoor test. All of our solar modules sold in Europe are CE certified, TÜV certified and MCS certified, and all of our solar modules sold in the United States are UL certified. We have also received CQC certification for our monocrystalline solar modules in China.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. Most of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm. All of our multicrystalline solar cells have dimensions of 156 mm x 156 mm. For the year ended December 31, 2011, our solar cells using monocrystalline silicon wafers had an average conversion efficiency rate of 18.2% and our solar cells using multicrystalline silicon wafers had an average conversion efficiency rate of 16.8%.

Silicon Ingots and Silicon Wafers

We commenced production of monocrystalline silicon ingots in August 2007, monocrystalline silicon wafers in March 2008, multicrystalline silicon ingots in June 2008 and multicrystalline silicon wafers in July 2008.

Recovered Silicon Materials

We commenced processing of recoverable silicon materials into recovered silicon materials in June 2006. We are able to process and recover a broad range of recoverable silicon materials, which enables us to reduce our overall silicon material costs and improve product quality and yield.

Solar Power Project Development and Solar System Integration Services

We commenced developing solar power projects and providing solar system integration services in China in late 2011. Our project company, Delingha Solar Power, in which we hold 88.7% of the equity interest, is developing its self-owned on-grid solar power plant with a total capacity of 30 MW in Delingha, Qinghai Province which Delingha Solar Power plans to operate upon its completion. Delingha Solar Power completed the construction of and connected 10 MW of its capacity to the state power grid in December 2011. As of the date of this annul report, Delingha Solar Power had not commenced selling electricity. The remaining 20 MW of its capacity is expected to be connected to the power grids by mid-2012. We intend to establish additional solar power project companies to develop, own and operate solar power projects in the future. We also provided solar system integration services to an on-grid solar power project with a total capacity of 5 MW in Delingha, Qinghai Province in 2011.

Manufacturing

We manufacture solar modules, solar cells, silicon wafers, silicon ingots and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

The following table sets forth our annual production capacity for silicon wafers, solar cells and solar modules as of December 31, 2009, 2010 and 2011:

Annual Production Capacity as of December 31,
	2009	2010	2011
Products

Solar modules	150 MW	600 MW	1.2 GW
Solar cells	150 MW	600 MW	1.2 GW
Silicon wafers	300 MW	600 MW	1.2 GW

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to approximately 1,222,322 square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

Location	Industrial Use	Residential Use

Jiangxi Province	386,149	235,840
Zhejiang Province	563,375	36,958
Total	949,524	272,798

We also lease manufacturing facilities with a total gross floor area of approximately 15,282 square meters in Shangrao from Jiangxi Desun for production use. We also lease office space in various locations around the world where we maintain sales subsidiaries and offices.

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

Products	Location	Facility No.	Plant Size (square meters)	Duration of Land Use Right	Annual Manufacturing Capacities			Major Equipment
					as of December 31,
					2009	2010	2011
Silicon Wafers and silicon ingots	Shangrao Economic Development Zone	1	68,396.80

(i) March 16, 2010 to February 3, 2057;

(ii) December 9, 2009 to September 23, 2058;

(iii) July 6, 2009 to August 10, 2059;

(iv) July 10, 2009 to February 7, 2057;

(v) January 6, 2009 to August 10, 2059

					300 MW	600 MW	1.2 GW	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers

Solar Cells	Yuanhua Town, Haining	2	107,864.90	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	150 MW	600 MW	1.2 GW	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers

Solar Modules	Shangrao Economic Development Zone	3	134,950.58	July 6, 2009 to August 10, 2059	150 MW	600 MW	1.2 MW	Laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads' working station, solar cell module testing devices

	Yuanhua Town, Haining	4	89,543.00	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060

In addition, there is an electric power transformation and distribution substation constructed by the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. with an annual capacity of 438 million kWh and a gross floor area of 13,127 square meters at Jiangxi Jinko's manufacturing site to support its operations and assure it of priority supply of electricity. We plan to construct our own electric power transformation and distribution substation with an annual capacity of approximately 7 million kWh and a gross floor area of approximately 6,667 square meters in Shangrao which we expect to complete by mid- 2012.

As of December 31, 2011, short-term borrowings of RMB488.4 million (US$77.6 million) and long-term borrowings of RMB470.8 million (US$74.8 million) were secured by land use rights and equipment.

We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Equipment

We source most of our key manufacturing equipment from leading international manufacturers, with some from reputable domestic manufacturers. For the year ended December 31, 2011, our top three equipment suppliers included Miyamoto, Applied Materials and Centrotherm.

For silicon ingots and silicon wafer manufacturing, as of December 31, 2011, we had 231 monocrystalline furnaces purchased from multiple domestic vendors, 66 multicrystalline furnaces purchased from suppliers in China and the U.S., 169 wire saws purchased from multiple suppliers in Japan and 39 wire squarers purchased from suppliers in China and Japan. In addition, we had 34 automatic production lines for producing solar cells and 10 automatic production lines and 38 manual production lines for producing solar modules as of December 31, 2011.

Major Plans to Construct, Expand or Improve Facilities

As of December 31, 2011, we had annual silicon wafer, solar cell and solar module production capacity of approximately 1.2 GW each. We originally planned to expand our annual production capacity for silicon wafers, solar cells and solar modules to 1.5 GW each by the end of 2011. However, in response to the changes in the market condition, we timely adjusted our expansion plan and plan to maintain our production capacity for these three products at our current level of 1.2 GW each. Instead of expanding our production capacity, we plan to focus on improving our efficiency to reduce our unit cost. However, to implement our original expansion plan, we had already entered into purchase agreements for purchasing additional manufacturing equipment by the end of 2011. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a limited number of third-party suppliers for supplying key manufacturing equipment and we may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

We had a negative working capital balance as of December 31, 2011. Our management believes that our current cash position as of December 31, 2011, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months from December 31, 2011. However, in light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to us. Accordingly, we may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. For information on our proposed issuance of unsecured one-year short-term bonds with an aggregate principal amount of RMB300 million on April 23, 2012, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

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

Silicon Ingot Manufacturing

We produce monocrystalline silicon ingots in electric furnaces. We place silicon materials, consisting of virgin polysilicon feedstock and recovered silicon materials of various grades according to formulas developed in-house into a quartz crucible in the furnace, where the silicon materials are melted. While heating the silicon materials, we pump a stream of argon, a chemically inert gas, into the furnace to remove the impurities vaporized during the heating process and to inhibit oxidation, thus enhancing the purity of the silicon ingots. A thin crystal "seed" is dipped into the molten silicon to determine the crystal orientation and structure. The seed is rotated and then slowly extracted from the molten silicon, which adheres to the seed and is pulled vertically upward to form a cylindrical silicon ingots consisting of a single large silicon crystal as the molten silicon and crucible cool.

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

We produce multicrystalline silicon ingots in electric furnaces. We place silicon materials, consisting of virgin polysilicon feedstock and recovered silicon materials of various grades mixed according to our proprietary formula, into a quartz crucible in the furnace, where the silicon materials are melted. While heating the silicon materials, we pump argon into the furnace to remove impurities and inhibit oxidation. The molten silicon is cast into a block and crystallized, forming a multicrystalline structure as the molten silicon and crucible cool. After the multicrystalline silicon block is cast and cooled, we square it in our squaring machine and cut it into individual blocks. We have improved our high-precision wire squarers and squaring techniques, which allows us to reduce the sizes of silicon ingot tops, tails and other off-cuts during the squaring process, thus increasing the sizes of silicon ingot blocks available to be cut into silicon wafers.

We test monocrystalline and multicrystalline silicon ingots as to their minority carrier lifetime, which is an important measurement of impurity levels of crystalline silicon material, as well as resistivity, electric properties and chemical properties and cut off the unusable parts before they are cut into silicon wafers.

Silicon Wafer Cutting

We cut silicon ingots into silicon wafers with high-precision wire saws which use steel wires carrying slurry to cut silicon wafers from the silicon ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut silicon ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each silicon ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We currently manufacture our monocrystalline silicon wafers in 125 mm x 125 mm dimensions with an average thickness 180 microns and our multicrystalline silicon wafers in 156 mm x 156 mm dimensions with an average thickness of 180 microns. The dimensions of the silicon wafers we produce are dictated by current demand for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

After silicon wafers are cut from silicon ingots, they are cleaned and inserted into frames. The framed silicon wafers are further cleaned, dried and inspected before packaging.

Solar Cell Manufacturing

Our solar cell manufacturing process starts with the ultrasonic cleaning process to remove oil and surface particles from silicon wafers, after which the silicon wafers undergo a chemical cleaning and texturing etching process to remove impurities and create a suede-like structure on the silicon wafer surface, which reduces the reflection of sunlight and increases the absorption of solar energy of solar cells. Through a diffusion process, we then introduce certain impurities into the silicon wafers to form an electrical field within the solar cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the silicon wafer to enhance its absorption of sunlight through a process called "plasma-enhanced chemical vapor deposition," or PECVD. We screen-print negative and positive metal contacts, or electrodes, on the front and back surfaces of the solar cell, respectively, with the front contact in a grid pattern to collect the electrical current. Silicon and metal electrodes are then fused through an electrode firing process in a conveyor belt furnace at a high temperature. After the electrode firing process, solar cells are tested, sorted and packaged.

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

Raw and Ancillary Materials

The raw materials used in our manufacturing process consist primarily of virgin polysilicon and recoverable silicon materials, and the ancillary materials used in our manufacturing process consist primarily of metallic pastes, EVA, tempered glass, aluminum frames, back sheets, junction boxes and other related consumables.

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. For the years ended December 31, 2009, 2010 and 2011, virgin polysilicon accounted for approximately 48.6%, 79.8 % and 88.7%, respectively, and recoverable silicon materials accounted for approximately 51.4%, 20.2% and 11.3%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2011, purchases from foreign suppliers and domestic suppliers accounted for 17.4% and 82.6% of our total silicon raw material purchases, respectively.

Historically, through the six months ended June 30, 2008, an industry-wide shortage of virgin polysilicon which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, during the fourth quarter of 2008 and the first half of 2009, virgin polysilicon prices fell substantially as a result of significant new manufacturing capacity coming on line and falling demand for solar power products resulting from the global economic crisis and credit market contraction, and the price of recovered silicon materials, which can be used as a substitute for virgin polysilicon, was similarly affected in the fourth quarter of 2008 and the first half of 2009. Starting from the second half of 2009, the demand for solar power products significantly recovered in response to a series of factors, including the recovery of the global economy, the implementation of incentive policies for renewable energy including solar power and increasing availability of financing for solar power projects, the price of virgin polysilicon substantially stabilized from 2010 to the first half of 2011. However, in 2011, the price of virgin polysilicon decreased primarily because governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as feed-in tariffs. In addition, the increasing supply of virgin polysilicon, intensifying competition and advancement in processing technologies also contribute to the general decline of the price of virgin polysilicon.

Virgin Polysilicon

We purchase solar grade virgin polysilicon from both domestic and foreign suppliers. We source virgin polysilicon primarily through a combination of spot market purchases and purchases under long-term contracts. For the year ended December 31, 2011, spot market purchases and purchases under our long-term contracts accounted for approximately 74.2% and 25.8%, respectively, of our total silicon purchases by value. With a view to securing high quality raw materials from reputable suppliers and mitigating our exposure to potential price volatility of silicon materials, we intend to continue to procure virgin polysilicon through a combination of spot market purchases and purchases under long-term contracts. We have entered into long-term supply contracts with four virgin polysilicon suppliers, pursuant to which we have agreed to procure an aggregate of 6,974 metric tons of virgin polysilicon from 2011 to 2020:

• Under our long-term supply contract with Zhongcai Techonologcial, Zhongcai Technological has committed to supplying to us virgin polysilicon for five years starting from 2009, with prices to be negotiated each month.

• Under our long-term supply contract with Hoku, as amended, Hoku has agreed to supply to us virgin polysilicon for eight years, with the first delivery scheduled to take place no later than July 1, 2012. The prices of polysilicon under this contract for the first four years are fixed. However, if the difference between the contract price and the average contract price for the last twelve months reflected in the PCSPI or another mutually acceptable third party index exceeds a defined band, the contract price will be subject to renegotiation by the parties. The contract prices for the final four years will be determined by both parties three months prior to each shipment date. Hoku also has agreed to refund a total of US$2.2 million of our deposit in monthly equal installments from September 2011 to June 2012. As of the date of this annual report, we have received a total refund of US$880,000.

• Under our one-year supply contract with a reputable German polysilicon supplier, the supplier has agreed to supply to us virgin polysilicon for one year starting from February 2012, with a fixed price for each monthly delivery.

• Under our one-year supply contract with Luoyang Zhonggui, Luoyang Zhonggui has agreed to supply to us virgin polysilicon for one year starting from September 2011, with prices to be negotiated each month.

Recoverable Silicon Materials

We purchase pre-screened recoverable silicon materials from our suppliers which are delivered to our facilities for chemical treatment, cleaning and sorting into recovered silicon materials. Currently, we purchase most of our recoverable silicon materials on the spot market.

For the years ended December 31, 2009, 2010 and 2011, our five largest suppliers provided approximately 54.1%, 47.4% and 57.8%, respectively, of our total silicon purchases by value. For the years ended December 31, 2009 and 2010, no suppliers accounted for more than 10% of our total silicon purchases by value. For the year ended December 31, 2011, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 16.5%, of our total silicon purchases by value.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2011, we had approximately RMB417.7 million (US$66.4 million) of advances to suppliers, including RMB188.4 million (US$29.9 million) of advances to suppliers to be utilized beyond one year, which consist primarily of prepayments under our long-term virgin polysilicon supply contracts, such as our contracts with Hoku and Zhongcai Technological.

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

Customers and Markets

We sell products in both China and overseas markets. For the years ended December 31, 2009, 2010 and 2011, we generated 80.7%, 34.4% and 17.4% of our revenues from domestic sales and 19.3%, 65.6% and 82.6% of our revenues from export sales, respectively. As of December 31, 2011, we had an aggregate of approximately 475 customers for our solar modules, solar cells and silicon wafers from Germany, Italy, France, Cyprus, and Belgium as well as other countries and regions. The following table sets forth our net revenues generated from sales of products and provision of processing services to customers in respective geographic locations, with percentage of net revenues, for the periods indicated:

	For the year ended December 31,
	2009		2010		2011
	RMB	(%)	RMB	(%)	RMB	(%)
	(in thousands)

Inside China (including Hong Kong and Taiwan)	1,265,011.7	80.7	1,600,001.4	34.4	1,281,483.5	17.4

Outside China
Germany	90,425.0	5.8	1,157,707.9	24.9	2,422,250.6	32.8
Italy	2,232.4	0.1	1,130,191.4	24.3	1,846,512.6	25.0
France	10,516.3	0.7	21,597.2	0.5	414,942.0	5.6
Cyprus	—	—	—	—	304,723.7	4.1
Belgium	19,295.2	1.2	274,242.8	5.9	222,280.4	3.0
Rest of the world	180,379.1	11.5	471,114.0	10.1	892,758.7	12.1
Sub-total	302,847.9	19.3	3,054,853.3	65.6	6,103,467.9	82.6
Total	1,567,859.6	100	4,654,854.7	100	7,384,951.4	100

Sales of solar modules are our largest revenue contributor, which accounted for 90.0% of our total revenues in the year ended December 31, 2011. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers, for the periods indicated:

	For the year ended December 31,
	2009		2010		2011
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Silicon wafers and solar modules	23.7	Solar modules	29.8	Solar modules	33.6

Sales to one of our customers accounted for 16.1% of our total revenues for the year ended December 31, 2011. No other customer generated sales that individually exceeded 10% of our revenues for the year ended December 31, 2011. We sell our solar modules under our own brand "JinkoSolar" as well as on an OEM basis. Our customers for solar modules include distributors, project developers and system integrators. We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our major solar module customers include leading players in the solar power industry such as IBC Solar AG, Tozzi Sub SpA, Activ Solar Trading Ltd, Solairedirect S.A. and COGIP S.P.A.

Sales and Marketing

We sell solar modules under short-term contracts and by spot market sales. We negotiate payment terms on a case-by-case basis and we allow most of our customers to make full payment within 30 to 120 days after delivery.

We expect to retain a substantial portion of our solar cells for our own solar module production, while retaining flexibility to respond to market changes and price fluctuations by selling a portion of our solar cells in the spot market under favorable circumstances. We sell our solar cells under short-term contracts and by spot market sales. We negotiate payment terms of our solar cell sales contracts on a case-by-case basis, and we allow most of our customers to make full payment within 30 to 90 days after delivery.

Historically, we made substantial sales of silicon wafers. Currently, we retain a substantial portion of our silicon wafers for our own solar cell production, while selling the remaining to our solar cell suppliers to set off a portion of our payment obligations for our solar cell purchases.

We made substantial sales of recovered silicon materials and silicon ingots before we built out our silicon wafer, solar cell and solar module production capacity. We currently sell a small volume of recovered silicon materials.

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, U.S. and other countries and regions. We have established ten overseas subsidiaries in nine countries, including Germany, France, Italy, Switzerland, Luxemburg, Canada, U.S., Australia and Singapore. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration. In addition, we have devoted significant resources to developing solar module customers and a stable end-user customer base through establishing diversified sales channels comprising project developers, system integrators, distributors and sales agents and diversified marketing activities, including advertising on major industry publications, attending trade shows and exhibits worldwide as well as providing high quality services to our customers. In 2011, we increased our marketing efforts to explore other emerging solar markets, such as Asia, South Africa and Australia, in light of the intensifying competition in the solar industry. In August 2011, we entered into an advertising agreement with Infront Sports & Media AG, who has the exclusive advertising rights for the home football games and certain away games of the German Men's "A" National Team for a term of three years ending on June 30, 2014. Under this agreement, our brand will be advertised on banner and stadium scoreboard for all home and several away games of the German Men's "A" National Team, as well as on DFB-Journal publication and DFB-Aktuell magazine. We believe that our global marketing practice and strategy have and will continue to enable us to explore the overseas market, increase our sales, expand our customer base and increase recognition of our brand domestically and internationally.

Quality Control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO9001 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. Our quality management systems in Jiangxi Jinko and Zhejiang Jinko have received the DQS-UL certificate and LRQA certificate, respectively. In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received CE, TÜV and MCS certifications for all of our solar modules sold in Europe, UL certifications for all solar modules sold in the United States and CQC certification for our monocrystalline solar modules in China. In September 2011, 15 types of our solar modules received A-rating from Brazil’s National Institute of Metrology, Quality and Technology (Inmetro). In August 2011, one type of our solar modules ranked 7th among solar modules manufactured by nearly 100 solar module manufacturers from all over the world in terms of yield performance measured by PHOTON Lab’s outdoor test.

We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various ancillary materials. We have formulated and adopted guidelines and continue to devote efforts to developing and improving our inspection measures and standards on recycling recoverable silicon materials, silicon ingots, silicon wafer, solar cell and solar module production. We conduct a final quality check before packing to ensure that our solar power products meet all our internal standards and customers’ specifications. As of December 31, 2011, we had a dedicated team of 702 employees overseeing our quality control processes, and they work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner. In addition, to ensure the effectiveness of our quality control procedures, we also provide periodic training to our employees.

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar cells and solar modules such as Sharp Corporation, Suntech, Trina and Yingli Green Energy in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

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

In addition, some companies are currently developing or manufacturing solar power products based on thin film materials. These new alternative products may cost less than those based on monocrystalline or multicrystalline technologies while achieving the same or similar levels of conversion efficiency in the future. Furthermore, the solar industry generally competes with other renewable energy and conventional energy sources.

In addition, as we have recently commenced developing solar power projects and providing solar system integration services, we may face the extensive competition among the competitors from the solar power project development and solar system integration services. Some of our potential competitors in this industry may have a longer history, a more extensive experience in this industry, greater financial and other resources, stronger brand recognition, stronger relationships with customers and greater economies of scale than we do.

Production Safety

We are subject to extensive PRC laws and regulations in relation to labor and safety. We have adopted stringent safety procedures at our facilities to limit potential damage and personal injury in the event of an accident or natural disaster, and have devised a number of internal guidelines as well as instructions for our manufacturing processes, including the operation of equipment and handling of chemicals. We distribute safety-related manuals to employees and post bulletins setting forth safety instructions, guidelines and policies throughout our facilities. Failure by employees to follow these guidelines and instructions result in monetary fines. All of our new employees undergo extensive safety training and education. We require our technical staff to attend weekly training programs taught by instructors to enhance their work safety awareness and ensure safe equipment operation. We conduct regular inspections and our experienced equipment maintenance team oversees the operation of our manufacturing lines to maintain proper and safe working conditions. As a result, our occupational health and safety management systems are certified to fulfill the OHSAS 18001:2007 standards starting from March 2012. Since our inception, we have not experienced any major work-related injuries.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the revised Regulation on the Safety Management of Hazardous Chemical, which became effective on December 1, 2011, we are required to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to make such filing on time may subject us to a fine of up to RMB100,000.

Environmental Matters

We generate and discharge chemical wastes, waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental teams at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. Our environmental teams are on duty 24 hours. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees for the discharge of waste materials above prescribed levels, require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmental, safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business.”

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. Our manufacturing plants in Jiangxi Jinko have received the ISO14001 certification and the application of such certification for our manufacturing plants in Zhejiang Jinko are currently in the process. In January 2012, we joined PV Cycle Association (“PV Cycle”) for the collection and recycling of end-of-life solar modules at European level.

We are required to obtain construction permits before commencing constructing production facilities. We are also required to obtain approvals from PRC environmental protection authorities before commencing commercial operations of our manufacturing facilities. We commenced construction of a portion of our solar cell and solar module production facilities prior to obtaining the construction permits and commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure. Although we have subsequently obtained all required environmental approvals covering all of our existing production capacity except a portion of our solar cell and solar module production capacity, we cannot assure you that we will not be penalized by the relevant government authorities for any prior non-compliance with the PRC environmental protection, safe production and construction regulations. As of the date of this annual report, we are still in the process of obtaining the requisite environmental approval for the portion of our solar cell and solar module production capacity and construction permits for a portion of our solar cell and solar module production facilities. We cannot assure you that we will be able to obtain such approval in a timely manner or at all. Failure to obtain such approval and permits may subject us to fines or disrupt our operations and construction, which may materially and adversely affect our business, results of operations and financial condition.

In late August 2011, our Haining facility experienced a suspected leakage of fluoride into a nearby small water channel due to extreme and unforeseen weather conditions. On September 15, 2011, residents of Hongxiao Village in proximity to the Haining facility gathered to protest the discharge. The Haining facility suspended production on September 17, 2011. We also took steps recommended by an environmental engineering firms licensed by the Chinese government (“Licensed Engineers”). On September 28, 2011, a committee of experts (the “Experts Committee”) established by the Haining government approved a set of recommendations developed by the Licensed Engineers with our assistance and the Haining government to be implemented by us. On October 6, 2011, the Experts Committee, the Environmental Bureau of the Haining government and representatives of Hongxiao Village reviewed the steps taken by us based on the recommendations of the Experts Committee and provided their comments to JinkoSolar’s management. On October 9, 2011, the Experts Committee notified us that the Experts Committee was satisfied with the steps taken by us and we resumed production at the Haining facility.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant insurance policies. Insurance coverage for Jiangxi Jinko's fixed assets other than land amounted to approximately RMB2,404.7 million (US$382.1 million) as of December 31, 2011. Insurance coverage for Zhejiang Jinko's fixed assets and inventory amounted to approximately RMB6,824.2 million (US$1,084.3 million) as of December 31, 2011. As of December 31, 2011, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”) of up to US$30 million, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$597.4 million and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar International Limited, JinkoSolar GmbH and JinkoSolar (U.S.) Inc. of up to RMB10.0 billion (US$1.6 billion).

In May 2011, we engaged PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries to provide insurance coverage for the product warranty services for our solar modules worldwide effective from May 1, 2011. The policy offers back-to-back coverage through a maximum of five-year limited product defects warranty, as well as a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. We may renew our insurance policy upon its expiration in May 2012.

We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB1.9 million, RMB9.2 million and RMB14.0 million (US$2.2 million) in insurance premiums in 2009, 2010 and 2011, respectively.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders' right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

On December 26, 2009, China revised its Renewable Energy Law, which originally became effective on January 1, 2006. The revised Renewable Energy Law became effective on April 1, 2010 and sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy water heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

The solar power industry ranked prominently in the revised Guidelines of Prioritized Hi-tech Industrialization Areas promulgated by the NDRC, Ministry of Science and Technology, Ministry of Commerce, State Intellectual Property Office, or the SIPO, and Ministry of Industry and Information Technology on June 23, 2011.

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

On September 4, 2006, China's Ministry of Finance and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the Ministry of Finance will arrange special funds to support the application of Building Integrated Photovoltaics systems, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

On March 23, 2009, China's Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Structures, or the Interim Measures, to support the promotion of solar photovoltaic applications in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, a subsidy of RMB20 per kWp covering BIPV applications installed on or after March 23, 2009 was set for 2009. On November 16, 2011, China’s Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly released an notice regarding the application of solar photovoltaic technology in building structures,  pursuant to which the PRC government offer subsidies ranging from RMB7.5 to RMB9.0 per watt for BIPV projects. The construction of such BIPV projects must be completed in 2012.

On July 16, 2009, China's Ministry of Finance, Ministry of Science and Technology and Resource Bureau of the NDRC jointly published an announcement containing the guidelines for the Golden Sun Demonstration Program. Under the program, the PRC government will provide, up to 20 MW of Photovoltaic (“PV”) projects per province, with a 50% to 70% subsidy for the capital costs of solar systems and the relevant power transmission and distribution systems. The program further provides that each PV project applying for such subsidy must have a minimum capacity of 300 kWp with an operation period of not less than 20 years. On September 21, 2010, China's Ministry of Finance, Ministry of Science and Technology and Ministry of Housing and Urban-Rural Development jointly released an announcement to strengthen the administration of, and provide details for, the implementation of the Golden Sun Demonstration Program and government subsidies for BIPV applications. Among other things, the announcement clarified that the PRC government will subsidize 50% of the cost of key equipment for on-grid PV projects and 70% of that for off-grid PV projects in remote regions. In addition, the government will offer subsidies of RMB4 per watt for on-grid PV projects, RMB6 per watt for BIPV projects and RMB10 per watt for off-grid PV projects in remote regions.

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

In March 2011, the National People's Congress approved the Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which includes a national commitment to promoting the development of renewable energy and enhancing the competitiveness of the renewable energy industry. Accordingly, in January 2012, the Ministry of Industry and Information Technology and the Ministry of Science and Technology respectively promulgated the Twelfth Five-Year Special Plans regarding the new materials industry and the high-tech industrialization to support the development of the PRC solar power industry.

On March 8, 2011, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Further Application of Renewable Energy in Building Construction to increase the utilization of renewable energy in buildings.

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item.

Laws and Regulations Concerning the Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996(subsequently revised effective on August 27, 2009) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

On January 5, 2006, the NDRC promulgated the Administrative Provisions on Renewable Energy Power Generation which set forth specific measures for setting the price of electricity generated from renewable energy sources, including solar and for allocating the costs associated with renewable power generation. The Administrative Provisions on Renewable Energy Power Generation also delegate administrative and supervisory authority among government agencies at the national and provincial levels and assign partial responsibility to electricity grid companies and power generation companies for implementing the Renewable Energy Law.

Pursuant to the Provisions on the Administration of the Electric Power Business Permit, which were issued by the SERC and became effective on December 1, 2005, unless otherwise provided by the SERC, no company or individual in the PRC may engage in any aspect of electric power business (including power generation, transmission, dispatch and sales) without first obtaining an electric power business permit from the SERC. These provisions also require that if an applicant seeks an electric power business permit to engage in power generation, it must also obtain in advance all relevant government approvals for the project including construction, generation capacity and environmental compliance.

Pursuant to the Construction Law which was promulgated by the Ministry of Construction on March 1, 1998 and amended on April 22, 2011, the Regulation on Administration on Qualifications to Survey and Design Construction Engineering which became effective on September 1, 2007 and the Ordinance on Administration on Survey and Design of Construction Engineering which became effective on September 20, 2000, an enterprise engaged in the design and engineering work for an electric power project must obtain a qualification certificate and must conduct its work within the strict design scope set forth in its certificate. An enterprise conducting design or engineering work without first obtaining the qualification certificate or an enterprise that has obtained the qualification certificate but exceeds the permitted design scope may be subject to action by the relevant authorities, including monetary penalties, rescission of its certification or confiscation of all illicit gains.

Pursuant to the Provisions on the Administration of Permits of Installation, Repair, and Test of Electric Power Facilities, which were promulgated by the SERC and became effective on March 1, 2010, any entity or individual engaged in installing, repairing or testing of electric power facilities in the PRC must obtain a permit unless otherwise exempted by the SERC. There are three categories of permits and each category is further subdivided into five levels. Each category represents a specific range of activity i.e., installation, repair and testing. Each level denotes the maximum voltage level of an electric facility that a permit holder may work with. To apply for a permit, an applicant must submit the application to the local branch of SERC. A permit holder may also apply to change either the permitted matter, which is the category or level of the permit, or the registered matter, which is the name, legal address, legal representative and other pertinent matters. A permit is valid for six years.

All electric power generated in China is distributed through power grids, except for electric power generated by facilities not connected to a grid. The distribution of power to each grid is administered by dispatch centers, which the administration and dispatch of planned output by power plants connected to the grid. The Regulations on the Administration of Electric Power Dispatch to Networks and Grids promulgated by the State Council and the former Ministry of Electric Power Industry, effective on November 1, 1993, as amended, and its implementation measures, regulate the operation of dispatch centers.

The Electric Power Law sets forth the general principles for determining tariffs on electric power. According to the Electric Power Law, the purpose of tariffs is to provide reasonable compensation for costs and a reasonable return on investment, to share expenses fairly and to encourage the construction of additional power projects. The on-grid tariffs are subject to the approval from the NDRC and provincial pricing administrative bureaus. In July 2003, the State Council approved the Power Tariff Reform Plan (hereinafter referred to as the “Reform Plan”) with the long-term objective to establish a standardized and transparent on-grid tariff-setting mechanism. On March 28, 2005, the NDRC promulgated the Provisional Measures for the Administration of On-grid Tariffs, which became effective on May 1, 2005 and provide regulatory guidance for the Reform Plan. For power plants within the regional grids that have not implemented competitive bidding mechanism, on-grid tariffs will be determined and announced by relevant pricing bureaus based on production costs plus a reasonable investment return. For power plants within the regional grids that have implemented competitive bidding mechanism, on-grid tariffs are two folds: (i) a capacity tariff determined by the NDRC based on the average investment cost of the power generators competing within the same regional grid; and (ii) a competitive tariff determined through the competitive bidding process. A power plant engaged in new energy and renewable energy is currently exempted from participating in the relevant regional grid market and the neighboring electricity grid enterprises must purchase, on a priority basis, the power generated by such plant at a price set by the government or by bid. The government is expected to establish a special market for new energy and renewable energy in the future. In January 2006, the NDRC promulgated the Trial Measures for the Management of Prices and Allocation of Costs for Electricity Generated from Renewable Energy, which provide specific measures for setting the price of electricity generated from solar and other renewable energy sources and for allocating the costs associated with renewable power generation. Pursuant to these trial measures, the competent governmental authority shall set the on-grid tariffs on solar power electricity generation based on the sum of reasonable costs plus reasonable profits.

On 24 July 2011, the NDRC issued the Notice on Improvements to the Feed-in Tariff Policy for On-grid Solar Power Generation to provide a unified national standard tariff price for solar power generation. Pursuant to this notice, non-tendered projects are required to implement the unified national standard tariff price, while tendered projects are required to implement the tender price not higher than the national standard unified tariff price. The NDRC indicates that it will adjust the national standard tariff price in the future based on changes in investment costs and technical progress, among other factors. According to this notice, the national standard tariff price will bolster the adoption of the PV applications in China and benefit the solar power industry. The implementation details for this notice have not been issued.

Environmental Regulations

Our solar power product manufacturing processes generate material levels of noise, waste water, gaseous emissions and other industrial wastes in the course of our business operations. We are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection. See "Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmental, safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations."

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog. Under the current catalog, which was amended in 2011 and became effective on January 30, 2012, the solar power industry is classified as an "encouraged foreign investment industry." Companies in the encouraged foreign investment industry are entitled to certain preferential treatment, including exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Tax

PRC corporate income tax is calculated based on taxable income determined according to PRC accounting principles and adjustments in line with the tax laws and regulations. In accordance with the Income Tax Law of the People's Republic of China for enterprises with Foreign Investment and Foreign Enterprises, or the former Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an corporate income tax of 30% on taxable income and a local income tax of 3% on taxable income. The former Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises. For instance, beginning with its first year of profitability, a foreign invested enterprise of production nature scheduled to operate for no less than ten years would be eligible for an corporate income tax exemption of two years followed by a three-year 50% reduction on its applicable corporate income tax rate.

On March 16, 2007, the National People's Congress passed the Corporate Income Tax Law of the People's Republic of China, or the CIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council of China approved and promulgated the Regulation on the Implementation CIT Law, or the Implementation Rules of CIT Law, which took effect simultaneously with the CIT Law. The CIT Law supersedes the former Income Tax Law.

The CIT Law applies a uniform 25% corporate income tax rate to both foreign invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. In addition, dividends paid by a foreign invested enterprise to a non-resident shareholder are now subject to a withholding tax of 10%, which may be reduced under any applicable bilateral tax treaty between China and the jurisdiction where the non-resident shareholder resides.

The CIT Law provides a five-year grandfathering period, starting from its effective date, for enterprises established before the promulgation date of the CIT Law that were entitled to enjoy preferential tax policies under former Income Tax Law or regulations. However, subject to the Circular by the State Council of China on the Implementation of the Grandfathering Preferential Policies under the PRC Corporate Income Tax Law (Decree No. [2007] 39), or the Implementation Circular, promulgated on December 26, 2007, only a certain number of the preferential policies provided under the former Income Tax Law, regulations, and documents promulgated under the legal authority of the State Council of China are eligible to be grandfathered in accordance with Implementation Circular.

With respect to our PRC operations, only the "two-year exemption" and "three-year half deduction" tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko is grandfathered by the Implementation Circular. Jiangxi Jinko recorded profits in 2008 and 2009 and was exempted from income tax in 2008 and 2009 under the “two-year exemption”. Zhejiang Jinko had a loss in 2009. Both Jiangxi Jinko and Zhejiang Jinko are subject to a preferential tax rate of 12.5% in 2010, 2011 and 2012, and are expected to be subject to income tax at a rate of 25% starting from 2013.

According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which were issued by the State Administration of Taxation on August 24, 2009 and became effective on October 1, 2009, the application of the preferential withholding tax rate under bilateral tax treaty is subject to the approval of competent PRC tax authority. According to the Circular of the State Administration of Taxation on How to Understand and Identify "Beneficial Owner" under Tax Treaties, which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a "beneficial owner" on a case-by-case basis and following the "substance over form" principle. This circular sets forth the criteria to identify a "beneficial owner" and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed as a "beneficial owner" of the PRC subsidiary and therefore may not enjoy tax treaty benefits.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a Chinese tax resident if its place of effective management is in China. If an enterprise is deemed to be a Chinese tax resident, its worldwide income will be subject to the corporate income tax. According to the Implementation Rules of CIT Law, the term "de facto management bodies" is defined as bodies that have, in substance, and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise. In addition, under the CIT Law and its Implementation Rules, foreign shareholders could become subject to a 10% income tax on any gains they realize from the transfer of their shares, if such gains are regarded as income derived from sources within China, which includes gains from transfer of shares in an enterprise considered a "tax resident enterprise" in China. Once a non-PRC company is deemed to be a PRC tax resident by following the "place of effective management" concept and any dividend distributions from such company are regarded as income derived from sources within China, Chinese income tax withholding may be imposed and applied to dividend distributions from the deemed Chinese tax resident to its foreign shareholders.

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

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds which may not be distributed to equity owners except in the event of liquidation.

Regulation of Foreign Exchange in Certain Return Investment Activities

In October 2005, SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term "Chinese legal person residents" as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term "Chinese natural person residents" as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those "Chinese natural person residents" defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as "domestic-funding" interests.

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

Under relevant guidelines issued by SAFE, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company's shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

On May 20, 2011, the SAFE issued the Operating Rules on Administration of Foreign Exchange in Fund-raising and Round - trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 19, which became effective on July 1, 2011. SAFE Circular 19 sets forth new SAFE registration guidelines for offshore special purpose companies controlled by PRC residents. Under SAFE Circular 19, amendment registration or record-filing is only required for material capital changes relating to the offshore special purpose company, such as new investment as a result of the financing plan changes, the establishment, or gaining of indirect control of an overseas company, within 30 days after such changes occur.  Otherwise,  the new funding from offshore financing must not be remitted into the PRC by means of investment or foreign debts, and the overseas company directly established or indirectly acquired will be ineligible for subsequent financing or round-trip investment.  The registration of all other changes can be carried out in a single combined filing during the annual inspection period of the foreign-invested enterprises established by the offshore special purpose company.  In addition, amendment registration with the local SAFE authority must be completed prior to the remittance of income generated as a result of the capital changes of the offshore special purpose companies, into the PRC. Under SAFE Circular 19, the Chinese resident must pay individual income tax and obtain the tax clearance certificate or a tax declaration sheet issued by a competent tax bureau before the dividends, bonus or proceeds from sales of shares is remitted into the PRC.

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to the world's major intellectual property conventions, including:

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

The China Patent Law covers three kinds of patents, namely, patents for inventions, utility models and designs. The Chinese patent system adopts the principle of first to file, which means where multiple patent applications are filed for the same invention, a patent will be granted only to the party that filed the application first. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it must not be identical with or similar to any design which has been publicly disclosed in publications in the country or abroad before the date of filing or has been publicly used in the country before the date of filing, and must not be in conflict with any prior right of another.

PRC law provides that anyone wishing to exploit the patent of another must enter into a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the SIPO, is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such a decision within three months from receiving notification by filing a suit in people's court in the PRC.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes his patent is being infringed may file a civil suit or file a complaint with a local PRC intellectual property administrative authority, which may order the infringer to stop the infringing acts. A preliminary injunction may be issued by the people's court upon the patentee's or the interested parties' request before any legal proceedings are instituted or during the proceedings. Evidence preservation and property preservation measures are also available both before and during the litigation. Damages in the case of patent infringement are determined as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined with reference to the license fee under a contractual license.

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

The following diagram illustrates our corporate structure and the place of organization and ownership interest of each of our material subsidiaries:

* We change the name of Paker Technology Limited to JinkoSolar Technology Limited on November 16, 2011.

D.	Property, Plants and Equipment

For information regarding our material property, plant and equipment, see "— B. Business Overview — Manufacturing—Manufacturing Capacity and Facilities" in this report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a vertically-integrated solar power product manufacturer with cost efficient operations based in Jiangxi Province and Zhejiang Province in China. We have built a vertically-integrated solar power product value chain from recovered silicon materials to solar modules. Our product mix has evolved rapidly from recovered silicon materials since our inception in 2006 to recovered silicon materials, silicon ingots, silicon wafers, solar cells and solar modules in 2011. As of December 31, 2011, we had annual silicon wafer, solar cell and solar module production capacity of approximately 1.2 GW each. In addition, leveraging on our expertise in manufacturing high quality solar modules and experience in the solar power industry, we have recently commenced developing solar power projects and providing solar system integration services.

Our revenues were RMB1,567.9 million, RMB4,654.9 million and RMB7,385.0 million (US$1,173.4 million) for the years ended December 31, 2009, 2010 and 2011, respectively. We had net income of RMB85.4 million, RMB881.9 million and RMB273.3 million (US$43.4 million), respectively, for the years ended December 31, 2009, 2010 and 2011.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Our business and revenue growth depends on the industry demand for solar power and solar power products. In the second half of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. In early 2010, as the effect of the global financial crisis started to subside, industry demand for solar power and solar power products started to revive. Access to financing continued to improve from 2010 to the first half of 2011, driven by increasing awareness of renewable energy, stronger balance sheets for financing providers and sustainable government incentives to develop solar as an alternative energy solution.  However, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets.  Payments to solar power producers decreased as governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch.  As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.  These market conditions were exacerbated by an over-supply of solar power products driven by increased manufacturing capacity, which adversely affected the prices of solar power products. However, in the long term, we believe steady reduction in the manufacturing cost of solar power products will stimulate demand for solar power and solar power products. In particular, decreases in the price of silicon feedstock, improvements in manufacturing techniques for solar power products and economies of scale have continually reduced the unit production costs of solar power products in recent years, which in turn has increased the competitiveness of solar power on an unsubsidised basis relative to conventional power and other renewable energy sources. We expect significant market opportunities to be created as demand continues to grow and the price of solar power approaches that of conventional energy in a number of markets. In the long term, we believe that solar power will continue to have significant growth potential and that demand for our products and services will continue to grow.

Pricing of Solar Power Products

We price our solar modules based on a variety of factors, including the supply and demand conditions, intensifying competition and advancement in processing technologies. The implementation of the capacity expansion plans by major solar power product manufacturers in 2009 and 2010 have resulted in significant increases in the supply of solar power products in the global market, which has contributed to a general decrease in the average selling prices of solar power products, including solar modules. The slowdown in the growth of demand for solar power products in recent years has further reduced the market prices of solar power products. In addition, decreases in the price of silicon feedstock, improvements in manufacturing techniques for solar power products and economies of scale have continually reduced the unit production costs of solar power products in recent years, which in turn have increased the competitiveness of solar power on an unsubsidised basis relative to conventional power and other renewable energy. Regardless of economic conditions, we expect the market prices of solar power products to continue to decline over time due to the increasing supply of solar power products, intensifying competition and advancement in processing technologies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry —Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.”

Government Subsidies, Policies and Economic Incentives

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives because the cost of solar power currently exceeds, and we believe will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy. Various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Countries in Europe, notably Italy, Germany, France, Belgium and Spain, certain countries in Asia, including China, Japan, India and South Korea, as well as Australia and the United States have adopted renewable energy policies. Examples of government-sponsored financial incentives to promote solar power include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of solar power products. Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, the German market represents a major portion of the world’s solar market due in large part to government policies that established high feed-in tariff rates. However, the German government has introduced legislation to reduce the feed-in-tariff program since 2010 due to the strong growth of its domestic solar market. In Spain, since 2009, continued reductions in the feed-in tariff as a result of its government's spending cut backs have resulted in a weakened solar market. In 2010, Italy also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In 2011 and the first quarter of 2012, several countries, including Germany, Italy, France, Greece, Spain and Belgium continued to reduce their feed-in tariffs as well as other incentive measures. Our revenue and operating results may be adversely impacted by unfavourable policy revisions if feed-in tariffs in Germany, Italy, France, our three largest export markets, and certain other major markets for solar power and solar power products are further reduced. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and solar power to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. We believe that the growth of the solar power industry in the short term will continue to depend largely on the availability and effectiveness of government incentives for solar power products and the competitiveness of solar power power in relation to conventional and other renewable energy resources in terms of cost.

As most of our solar modules are sold in the overseas markets, the trade policies of our major overseas market could also have a significant effect on our business. For example, in March 2012, the U.S. Commerce Department announced a preliminary decision to impose countervailing duties between 2.9% and 4.73% on Chinese solar panels, Suntech and Trina Solar will be subject to countervailing duties at the rate of 2.9% and 4.73%, respectively, while the other Chinese solar module vendors including JinkoSolar will be subject to countervailing duties at the rate of 3.59%. The countervailing duties will be retroactive by 90 days from March 26, 2012 only if both the U.S. International Trade Commission and the U.S. Commerce Department ultimately find the critical circumstances exist. The U.S. Commerce Department expects to make final decision on countervailing duties in June 2012. A preliminary decision on the anti-dumping investigation is scheduled on May 16, 2012. We currently sell a small portion of our solar modules directly to U.S. market, which accounted for 1.6% of our total revenues in 2011. However, if the U.S. government imposes significant import tariff on the solar modules from China, our sales and marketing in U.S. may be adversely affected, which may in turn adversely affect our business, results of operations and financial condition. In addition, there can be no assurance that other government or international trade body will not institute similar adverse trade policies or remedies against exports from China in the future. If such actions were undertaken in our major export markets, such as Europe, our sales, revenue and profit could be materially and adversely affected.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. For the year ended December 31, 2009, we derived a substantial majority of our revenues from the sale of silicon wafers. We commenced production and sale of solar cells and solar modules in second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2011, we had annual silicon wafer, solar cell and solar module production capacity of approximately 1.2 GW each. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

In addition, we have recently commenced developing solar power projects and providing solar system integration services. We derived less than 1% of our total revenues from provision of solar system integration services in 2011. As we expand our solar power project development and solar system integration business, we expect that the contribution of this new business to our revenue will increase, which will have a positive effect on our results of operations and gross profit margin as solar power project development and solar system integration business normally has a higher gross profit margin than sales of solar modules.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, the average conversion efficiency rate of our solar cells using our monocrystalline silicon wafers increased from 16.5% for the year ended December 31, 2009 to 18.2% for the year ended December 31, 2011 and the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers increased from 15.8% for the year ended December 31, 2009 to 16.8 % for the year ended December 31, 2011.

Selected Statement of Operations Items

Revenues

Currently, we derive our revenues primarily from the sale of solar modules and to a lesser extent from the sales of silicon wafers and solar cells. We also derive a small portion of revenues from providing processing services and solar system integration services. We expect the sale of solar modules to continue to be our primary revenue source. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	For the Year Ended December 31,
	2009		2010		2011
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)

Products
Recovered silicon materials	28,039.4	1.8	—	—	6,366.0	1,011.5	0.1
Silicon ingots	98.9	<0.1	10,803.0	0.2	14,363.2	2,282.1	0.2
Silicon wafers	1,102,232.8	70.3	909,647.4	19.5	517,935.2	82,291.6	7.0
Solar cells	225,866.3	14.4	432,863.6	9.3	168,388.4	26,754.2	2.3
Solar modules	182,015.1	11.6	3,247,825.6	69.8	6,647,264.1	1,056,143.9	90.0
Services
Solar system integration services	—	—	—	—	24,798.0	3,940.0	0.3
Processing services	29,607.1	1.9	53,715.1	1.2	5,836.5	927.3	0.1

Total	1,567,859.6	100.0	4,654,854.7	100.0	7,384,951.4	1,173,350.6	100

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, our sales volumes and approximate average selling prices for the periods indicated:

	For the Year Ended December 31,
	2009		2010	2011

Sales volume:
Recovered silicon materials (metric tons)	11.7		—	0.1
Silicon ingots (MW)	0.01		2.1	2.7
Silicon wafers (MW)	180.4		157.2	135.1
Solar cells (MW)	27.3		55.1	51.8
Solar modules (MW)	14.4		265.4	760.8
Average selling price (RMB):
Recovered silicon materials (per kilogram)	2,397.1	(1)	—	108.6
Silicon ingots (per watt)	6.8		5.2	5.3
Silicon wafers (per watt)	6.1		5.8	3.8
Solar cells (per watt)	8.3		7.9	3.3
Solar modules (per watt)	12.7		12.2	8.7

(1)	Sales were contracted in 2008 prior to the significant decrease in selling price and made in the first quarter of 2009.

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant and equipment; and (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules. For the years ended December 31, 2009, 2010 and 2011, our cost of revenues was RMB1,337.6 million, RMB3,297.5 million and RMB6,235.1 million (US$990.7 million), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and goodwill impairment.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. For the years ended December 31, 2009, 2010 and 2011, our selling and marketing expenses were RMB16.7 million, RMB169.8 million and RMB338.4 million (US$53.8 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees as well as provision for bad debts. For the years ended December 31, 2009, 2010 and 2011, our general and administrative expenses were RMB85.1 million, RMB166.0 million and RMB419.9 million (US$66.7 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and, salaries, bonuses and other benefits for research and development personnel. For the years ended December 31, 2009, 2010 and 2011, our research and development expenses were RMB5.9 million, RMB31.6 million and RMB30.0 million (US$4.8 million), respectively.

Goodwill Impairment. In the fourth quarter of 2011, due to the challenging solar market conditions and the significant reduction of our market capitalization since the second quarter of 2011, we recognized a goodwill impairment charge of RMB45.6 million (US$7.3 million) relating to the acquisition of equity interest in Zhejiang Jinko, one of our principal operating subsidiaries.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, short-term bonds, short-term and long-term borrowings from banks and other lenders. For the years ended December 31, 2009, 2010 and 2011, we had net interest expenses of RMB29.9 million, RMB64.3 million and RMB182.5 million (US$29.0 million), respectively.

Convertible Senior Notes Issuance Costs

We incurred costs in association with the issuance of convertible senior notes in the principal amount of US$125 million in May 2011. Our convertible senior notes issuance costs consist primarily of lawyer’s fees, initial purchase discount and printing fees. Since we elected to measure the convertible senior notes in their entirety, issuance costs associated with the offering were expensed upon issuance of the notes.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations for us. The amount of government subsidy we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. For the years ended December 31, 2009, 2010 and 2011, our government subsidy income, which was not assets related, was RMB8.6 million, RMB15.7 million and RMB25.6 million (US$4.1 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. There grants will be deducted to the carrying amount when the assets are ready for use. We received government grants related to assets of nil, RMB55.0 million and RMB91.6 million (US$14.6 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

Exchange Loss

We incurred foreign exchange loss of RMB10.1 million and RMB139.0 million (US$22.1 million) for the years ended December 31, 2010 and 2011 primarily due to the effect of the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables. We incurred foreign exchange loss of RMB2.2 million for the year ended December 31, 2009 primarily due to the effect of the appreciation of the Japanese Yen against the Renminbi on our Japanese Yen denominated payables.

Other Income/ (Expenses), Net

Other income/ (expenses) consists primarily of income from sales of used packaging materials indemnity from our customers and expenses relating to charitable donations. For the years ended December 31, 2009 and 2010, we had net other expenses of RMB1.3 million and RMB1.4 million, respectively. We had net other income of RMB28.3 million (US$4.5 million) for the year ended December 31, 2011 as we received damages from one of our silicon wafer customers pursuant to contract dispute.

Change in Fair Value of Forward Contracts

We entered into several foreign exchange forward contracts with local banks to reduce the volatility caused by foreign currency fluctuations in 2010 and 2011. We recognized a gain of RMB98.0 million and RMB36.6 million (US$5.8 million) as a result of change in fair value of foreign currency forward contracts for the year ended December 31, 2010 and 2011, respectively. We did not enter into any foreign exchange forward contracts in 2009 and recognized neither gain nor loss relating to such contracts in 2009.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

We issued convertible senior notes in the principal amount of US$125 million and entered into a capped call transaction in May 2011. In 2011, we recognized an increase in fair value of convertible senior notes and capped call options of RMB299.7 million (US$47.6 million) in 2011.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009 as amended and options for a total of 8,540,384 ordinary shares were outstanding as of December 31, 2011. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. No granted share options, even vested, were able to be exercised prior to and within the 180-day period following our initial public offering. Given the exercise restriction, the recognition of share-based compensation expense was delayed and we recorded nil share-based compensation expenses in 2009. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses for the years ended December 31, 2010 and 2011:

	For the Year Ended December 31,
	2010	2011
	(RMB in thousands)	(RMB in thousands)	(US$ in thousands)	(%)
Cost of revenues	1,390.2	725.7	115.3	7.3
Selling and marketing expense	834.1	529.9	84.2	5.4
General and administrative expense	21,904.4	8,623.5	1,370.1	87.3
Total share-based compensation expenses	24,128.7	9,879.1	1,569.6	100

Taxation

We derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. Under the CIT Law, which became effective on January 1, 2008, domestic and foreign invested companies in China are generally subject to CIT at the rate of 25%. However, according to the CIT Law and its implementing regulations, Jiangxi Jinko and Zhejiang Jinko were exempted from CIT in 2009 and subject to CIT at the reduced rate of 12.5% from 2010 to 2012. Starting from 2013, Jiangxi Jinko and Zhejiang Jinko are expected to be subject to CIT at the rate of 25%.

In addition, under the CIT Law, an enterprise established outside China with "de facto management bodies" within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC corporate income tax at the rate of 25% on its global income. Under the implementation regulations issued by the State Council of China relating to the CIT Law, the term "de facto management bodies" refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining "de facto management body" which are applicable to our company or JinkoSolar Technology. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. In any event, our company and JinkoSolar Technology do not have substantial income from operations outside of China, and we do not expect to derive substantial earnings from operations outside of China in the foreseeable future.

Under the CIT Law and its DIRs, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises," to the extent such dividends have their source within China. However, as 100% of the equity interest of Jiangxi Jinko and 25% of the equity interest of Zhejiang Jinko are owned directly by JinkoSolar Technology, our Hong Kong subsidiary, and as Hong Kong has an arrangement with China under which the reduced tax rate for dividend income is 5% provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary, if JinkoSolar Technology continues to be deemed by PRC authorities as a non-resident enterprise and as the beneficial owner of the dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology, and owns such equity for at least for 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax. According to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 22, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the State Administration of Taxation on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under bi-lateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Administration of Taxation on How to Understand and Identify "Beneficial Owner" under Tax Treaties which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a "beneficial owner" on a case-by-case basis and following the "substance over form" principle. This circular sets forth the criteria to identify a "beneficial owner" and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed as a "beneficial owner" of the PRC subsidiary and therefore may not enjoy tax treaty benefit.

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

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of our contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

When reviewing the consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of consolidated our financial statements.

Revenue recognition

We recognize revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. For all sales, we require a contract or purchase order which quantifies pricing, quantity and product specifications.

For sales of solar power products from PRC to foreign customers, delivery of the products generally occurs when the product is delivered to the named port of shipment. For sales of solar power products to domestic customers, delivery of the product generally occurs when the product is received by the customer. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers. We offer to our solar module customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. For the solar module sales contracts signed subsequent to October 1, 2010, we no longer offer the rights to return and refund to our customers. Actual returns were 0.1%, and 0.2% of total sales for the years ended December 31, 2009 and 2010, respectively.

We provide solar power product processing services to customers and the revenue of processing services is recognized upon completion, which is generally evidenced by delivery of processed products to the customers.

We recognize revenue related to solar system integration on the percentage-of-completion method. We estimate our revenues by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When we determine that total estimated costs will exceed total revenues under a contract,we record a loss accordingly.

Advance payments received from customers for the future sale of inventory are recognized as advances from third party customers in the consolidated balance sheets. Advances from third party customers are recognized as revenues when the conditions for revenue recognition described above have been satisfied. Advances from third party customers have been recognized as a current liability because the amount at each balance sheet date is expected to be recognized as revenue within twelve months.

In the PRC, VAT at a general rate of 17% on the invoiced amount is collected by us on behalf of tax authorities in respect of sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases is recorded as a liability until it is paid to the tax authorities.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. Provisions for inventories valuation were RMB11.4 million, RMB29.6 million and RMB201.7 million (US$32.0 million) for the years ended December 31, 2009, 2010 and 2011, respectively.

In addition, we analyze our firm purchase commitments, which currently consist primarily of the long-term fixed price polysilicon supply agreements, at each period end. We make provision in the current period when the anticipated inventory cost from future execution of such supply agreement is in excess of market value.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare the project for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, we capitalize interest on amounts expended on the project at our weighted average cost of borrowed money. We compute depreciation using the straight-line method over the following estimated useful lives, taking into consideration any estimated residual value:

Buildings	20 years
Machinery and equipment	10 years
Furniture, fixture and office equipment	3~5 years
Motor vehicles	4~5 years
Solar power projects	20 years

Construction in progress primarily represents the construction of new production lines and solar power projects. Costs incurred in the construction are capitalized and transferred to property, plant, and equipment upon completion, at which time depreciation commences. Interest expenses incurred for qualifying assets are capitalized in accordance with ASC 835, Capitalization of Interest. Interest expenses capitalized for the years ended 2009, 2010 and 2011 were RMB0.2 million, RMB2.1 million and RMB3.5 million (US$0.6 million), respectively.

We record expenditures for repairs and maintenance as expenses as incurred. The gain or loss on disposal of property, plant, and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

Goodwill

Goodwill represents the excess of (i) the aggregate of (a) the consideration transferred measured in accordance with ASC 805, Business Combination, which generally requires acquisition-date fair value; (b) the fair value of any non-controlling interest in the acquiree; and (c) in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the consideration transferred is less than the fair value of the net assets acquired, we recognize the difference directly in the consolidated statement of operations. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. We perform a two-step goodwill impairment test. The first step identifying potential impairment, compares the fair values of each reporting unit to its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied value is recognized as an impairment loss. An impairment loss of nil, nil and RMB45.6 million (US$7.3 million) was recorded in 2009, 2010 and 2011, respectively.

Impairment of long-lived assets

Our long-lived assets include property, plant and equipment, solar power project assets and other intangible assets with finite lives. Our business requires heavy investment in manufacturing equipment that is technologically advanced, but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets for us were nil, RMB5.4 million and nil for the years ended December 31, 2009, 2010 and 2011, respectively.

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

Due to limited warranty claim history, we estimate warranty costs based on an assessment for our competitors’ history while incorporating estimates of failure rates through our quality review. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, we will prospectively revise our accrual rate. We began the sales of solar modules in the first half of 2009 and have not experienced any material warranty claims to-date in connection with declines in the power generation capacity of our solar modules or defects. The provision for warranty cost as of December 31, 2009, 2010 and 2011 were RMB1.7 million, RMB33.4 million and RMB96.5 million (US$15.3 million), respectively.

The warranty costs were classified as current liabilities (under a balance sheet item named other payables and accruals) and non-current liabilities (under a balance sheet item named accrued warranty costs – non-current), respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2009, 2010 and 2011, warranty cost expenses were RMB1.7 million, RMB31.7 million and RMB63.0 million (US$10.0 million), respectively. We did not use warranty accruals for each of the years ended December 31, 2009, 2010 and 2011.

Government grants

Government grants related to technology upgrades and development of export markets are recognized as subsidy income when received. For the years ended December 31, 2009, 2010 and 2011, we received financial subsidies of RMB8.6 million, RMB15.7 million, and RMB25.6 million (US$4.1 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of nil, RMB55.0 million and RMB91.6 million (US$14.6 million) during the years ended December 31, 2009, 2010 and 2011, respectively.

Repurchase of share

When our shares are retired, or purchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), the excess of the purchase prices over their par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When our shares are acquired for purposes other than retirement, the purchase prices over their par value is shown separately as treasury stock.

Share-based compensation

Our share-based payment transactions with employees, including share options, are measured based on the grant-date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2011 and 2010, we did not record any liability for any uncertain tax positions.

Fair value of financial instruments

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

When available, we measure the fair value of financial instruments based on quoted market prices in active markets, which is a valuation technique that uses observable market-based inputs or unobservable inputs that are corroborated by market data. We internally validate pricing information obtained from third parties for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, we generally estimate the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and our evaluation of those factors changes. Although we use our best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in our estimate of fair value, thereby increasing or decreasing the amounts of our consolidated assets, liabilities, equity and net income.

Our financial instruments consist principally of cash and cash equivalent, restricted cash, short-term investments, accounts and notes receivable, forward contract receivable, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contract payables, bonds payable, short-term borrowings, long-term borrowings, guarantee liability, and convertible senior notes. Concurrently with our issuance of the convertible senior notes on May 17, 2011, we entered into a capped call option transaction with an affiliate of the initial purchaser of the convertible senior notes. The capped call transaction was designed to reduce the potential dilution that would otherwise occur as a result of new ordinary share issuances upon conversion of the notes and effectively increase the conversion price of the notes to $48.21 per ADS from the actual conversion price applicable to the notes holders of $33.75 per ADS. We paid a total premium for the capped call option of US$18 million. As our functional currency is different from the denomination of the capped call, we accounted for the capped call transactions as freestanding derivative assets in the consolidated balance sheets.

Result of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2009	2009	2010	2010	2011	2011	2011
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)
Consolidated Statement of Operations Data:

Revenues	1,567,859.6	100.0	4,654,854.7	100.0	7,384,951.4	1,173,350.6	100.0
Sales of recovered silicon materials	28,039.4	1.8	—	—	6,366.0	1,011.5	0.1
Sales of silicon ingots	98.9	0.006	10,803.0	0.2	14,363.2	2,282.1	0.2
Sales of silicon wafers	1,102,232.8	70.3	909,647.4	19.5	517,935.2	82,291.6	7.0
Sales of solar cells	225,866.3	14.4	432,863.6	9.3	168,388.4	26,754.2	2.3
Sales of solar modules	182,015.1	11.6	3,247,825.6	69.8	6,647,264.1	1,056,143.9	90.0
Solar system integration services	—	—	—	—	24,798.0	3,940.0	0.3
Processing services	29,607.1	1.9	53,715.1	1.2	5,836.5	927.3	0.1
Cost of revenues	(1,337,647.5)	(85.3)	(3,297,468.9)	(70.8)	(6,235,100.2)	(990,657.6)	(84.4)
Gross profit	230,212.1	14.7	1,357,385.8	29.2	1,149,851.2	182,693.0	15.6
Total operating expenses	(107,739.4)	(6.9)	(367,463.5)	(7.9)	(833,965.5)	(132,503.8)	(11.3)
Income from operations	122,472.6	7.8	989,922.3	21.3	315,885.7	50,189.2	4.3
Interest expenses, net	(29,936.8)	(1.9)	(64,268.4)	(1.4)	(182,502.2)	(28,996.7)	(2.5)
Convertible senior notes issuance costs	—	—	—	—	(30,154.1)	(4,791.0)	(0.4)
Subsidy income	8,569.1	0.5	15,696.6	0.3	25,553.8	4,060.1	0.3
Investment gain	82.1	0.005	60.1	0.001	—	—	—
Exchange loss	(2,181.5)	(0.1)	(10,143.4)	(0.2)	(138,994.3)	(22,084.0)	(1.9)
Other (expenses)/income, net	(1,338.6)	(0.1)	(1,357.9)	(0.03)	28,257.1	4,489.7	0.4
Change in fair value of forward contracts	—	(0.0)	98,039.4	2.0	36,604.9	5,815.9	0.5
Change in fair value of embedded derivatives	(13,599.3)	(0.9)	54.9	0.1	—	—	—
Change in fair value of convertible senior notes and capped call options	—	—	—	—	299,747.7	47,625.1	4.1
Income before income taxes	84,067.6	5.4	1,028,003.6	22.1	354,398.6	56,308.3	4.8
Income tax benefit/(expense)	1,342.0	0.1	(146,130.4)	(3.1)	(81,072.7)	(12,881.2)	(1.1)
Net income	85,409.6	5.4	881,873.2	18.9	273,325.9	43,427.1	3.7
Less: Net income attributable to the non-controlling interests	—	—	—	—	16.9	2.7	—
Net income attributable to JinkoSolar Holding Co., Ltd.	85,409.6	5.4	881,873.2	18.9	273,342.8	43,429.8	3.7

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues. Our revenues increased by 58.7% from RMB4,654.9 million for the year ended December 31, 2010 to RMB7,385.0 million (US$1,173.4 million) for the year ended December 31, 2011, primarily due to a significant increase in the sales of solar modules.

Sales of solar modules increased by 104.7% from RMB3,247.8 million for the year ended December 31, 2010 to RMB6,647.3 million (US$1,056.1 million) for the year ended December 31, 2011, primarily due to an increase in the sales volume, partially offset by a decrease in the average selling price. Sales volume of our solar modules increased by 186.7% from 265.4 MW for the year ended December 31, 2010 to 760.8 MW for the year ended December 31, 2011, primarily due to our increased production capacity and marketing and sales efforts. The average selling price of our solar modules decreased by 28.7% from the year ended December 31, 2010 to the year ended December 31, 2011, primarily due to changes in government subsidies and economic incentives in many export markets, including Germany, Italy and France, our three largest export markets, over-supply of solar power products due to increased manufacturing capacity and reduced silicon raw material costs.

.

Sales of recovered silicon materials was RMB6.4 million (US$1.0 million) for the year ended December 31, 2011, compared with nil for the year ended December 31, 2010.

Sales of silicon ingots increased by 33.3% from RMB10.8 million for the year ended December 31, 2010 to RMB14.4 million (US$2.3 million) for the year ended December 31, 2011, primarily due to an increase in demand from certain customers. Our sales volume of silicon ingots increased by 28.6% from 2.1 MW in 2010 to 2.7 MW in 2011. The average selling price of our silicon ingots increased by 1.9% from 2010 to 2011.

Sales of silicon wafers decreased by 43.1% from RMB909.6 million for the year ended December 31, 2010 to RMB517.9 million (US$82.3 million) for the year  ended December 31, 2011, primarily due to an increase in the amount of our silicon wafers we retained for our own solar cell production.  Our sales volume of silicon wafers decreased by 14.1% from 157.2 MW in 2010 to 135.1 MW in 2011.  The average selling price of our silicon wafers decreased by 34.5% from 2010 to 2011.

Sales of solar cells decreased by 61.1% from RMB432.9 million for the year ended December 31, 2010 to RMB168.4 million (US$26.8 million) for the year ended December 31, 2011, primarily due to an increase in the amount of our solar cells we retained for our own solar module production. Our sales volume of solar cells decreased by 6.0% from 55.1 MW in 2010 to 51.8 MW in 2011. The average selling price of our solar cells decreased by 58.2% from 2010 to 2011.

We generated revenue of RMB24.8 million (US$3.9 million) from provision of solar system integration services to an on-grid solar power project with a total capacity of 5 MW in Delingha, Qinghai Province for the year ended December 30, 2011, whereas we did not have such revenue for the year ended December 31, 2010.

Our processing service fee decreased by 89.2% from RMB53.7 million for the year ended December 31, 2010 to RMB5.8 million (US$0.9 million) for the year ended December 31, 2011, primarily due to a decrease in the market demand.

Cost of Revenues. Our cost of revenues increased by 89.1% from RMB3,297.5 million for the year ended December 31, 2010 to RMB6,235.1 million (US$990.7 million) for the year ended December 31, 2011, primarily due to an increase in the sales of solar modules, partially offset by decreases in the prices of silicon and ancillary materials.

Gross Profit. Our gross profit decreased by 15.3% from RMB1,357.4 million for the year ended December 31, 2010 to RMB1,149.9 million (US$182.7 million) for the year ended December 31, 2011. Our gross margin decreased by 46.6% from 29.2% for the year ended December 31, 2010 to 15.6% for the year ended December 31, 2011, primarily because the selling prices of solar modules decreased faster than the costs of the raw materials.

Operating Expenses. Our operating expenses increased by 126.9% from RMB367.5 million for the year ended December 31, 2010 to RMB834.0 million (US$132.5 million) for the year ended December 31, 2011, primarily due to the increase in our general and administrative expenses and selling and marketing expenses and the recognition of a goodwill impairment charge relating to the acquisition of equity interest in Zhejiang Jinko. Our general and administrative expenses increased by 153.0% from RMB166.0 million for the year ended December 31, 2010 to RMB419.9 million (US$66.7 million) for the year ended December 31, 2011, primarily due to (i) the provision for allowance of doubtful accounts of RMB179.4 million (US$28.5 million) relating to the accounts receivables from third party customers and (ii) an increase in salaries as we hired additional employees in line with our expansion. Our selling and marketing expenses increased by 99.3% from RMB169.8 million for the year ended December 31, 2010 to RMB338.4 million (US$53.8 million) for the year ended December 31, 2011, primarily due to an increase in transportation expenses and an increase in our warranty cost as the result of an increase in our sales. Our research and development expenses decreased slightly from RMB31.6 million for the year ended December 31, 2010 to RMB30.0 million (US$4.8 million) for the year ended December 31, 2011. In addition, in the fourth quarter of 2011, due to the challenging solar market conditions and the significant reduction of the our market capitalization since the second quarter of 2011, we recognized a goodwill impairment charge of RMB45.6 million (US$7.3 million) relating to the acquisition of equity interest in Zhejiang Jinko, one of our principal operating subsidiaries that we acquired in 2009.

Income from Operations. As a result of the foregoing, our income from operations decreased by 68.1% from RMB989.9 million for the year ended December 31, 2010 to RMB315.9 million (US$50.2 million) for the year ended December 31, 2011. Our operating profit margin decreased by 79.8% from 21.3% for the year ended December 31, 2010 to 4.3% for the year ended December 31, 2011.

Interest Expenses, Net. Our net interest expenses increased by 183.8% from RMB64.3 million for the year ended December 31, 2010 to RMB182.5 million (US$29.0 million) for the year ended December 31, 2011, primarily due to the issuance of convertible senior notes in the principal amount of US$125 million in May 2011 and a significant increase in our average balance of borrowings and bonds payable.

Convertible Senior Notes Issuance Costs. We incurred costs of RMB30.2 million (US$4.8 million) in relation to the issuance of convertible senior notes issuance for the year ended December 31, 2011, whereas we did not incur such costs for the year ended December 31, 2010.

Subsidy Income. Our subsidy income increased by 63.1% from RMB15.7 million for the year ended December 31, 2010 to RMB25.6 million (US$4.1 million) for the year ended December 31, 2011, primarily due to an increase in the government subsidies for technology upgrades and development of export markets.

Exchange Loss. Our exchange loss increased by 1,276.2% from RMB10.1 million for the year ended December 31, 2010 to RMB139.0 million (US$22.1 million) for the year ended December 31, 2011, primarily due to the significant increases in our Euro and U.S. dollar denominated receivables as our export sales increased and the depreciation of the Euro and U.S. dollar against the Renminbi.

Other Income/(Expense), Net. We had other net income of RMB28.3 million (US$4.5 million) for the year ended December 31, 2011, compared with net other expenses of RMB1.4 million for the year ended December 31, 2010, primarily because we received damages from one of our silicon wafer customers pursuant to a contract dispute in 2011, whereas we did not have such income in 2010.

Change in Fair Value of Forward Contracts. Gains we recognized as a result of change in fair value of foreign currency forward contracts decreased from RMB98.0 million for the years ended December 31, 2010 to RMB36.6 million (US$5.8 million) for the year ended December 31, 2011, primarily because we entered into several foreign-exchange forward contracts with certain local banks to reduce volatility caused by foreign currency fluctuations in 2010 and 2011 and RMB has a higher appreciation rate in 2010 compared with that in 2011.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded unrealized gain relating to change in fair value of our convertible senior notes and capped call options of RMB299.7 million (US$47.6 million) for the year ended December 31, 2011 in relation to the convertible senior notes that we issued in May 2011 and the capped call option agreement we entered into concurrently with the issuance of the convertible senior notes, whereas we did not issue convertible senior notes, nor did we enter into any capped call transaction in 2010.

Income Tax (Expense)/Benefit. Our income tax expense decreased by 44.5% from RMB146.1 million for the year ended December 31, 2010 to RMB81.1 million (US$12.9 million) for the year ended December 31, 2011, primarily due to a decrease in income before income taxes. Effective tax rate increased from 14.2% for the year ended December 31, 2010 to 22.8% for the year ended December 31, 2011, primarily due to full valuation allowance provided against deferred tax assets as of December 31, 2011 based on our estimate of the recoverability of deferred tax assets.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased by 69.0% from RMB881.9 million for the year ended December 31, 2010 to RMB273.3 million (US$43.4 million) for the year ended December 31, 2011. Our net profit margin decreased from 18.9% for the year ended December 31, 2010 to 3.7% for the year ended December 31, 2011.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues. Our revenues increased by 196.9% from RMB1,567.9 million for the year ended December 31, 2009 to RMB4,654.9 million for the year ended December 31, 2010, primarily due to an increase in the sales of solar modules as we commenced solar module and solar cell manufacturing in the second half of 2009, which was partially offset by a decrease in the average selling prices of some of our products. The significant increase in our sales of solar modules and solar cells also reflected an increase in demand for solar power products in the global market.

Our sales of recovered silicon materials was RMB28.0 million in 2009, compared with nil in 2010, primarily because we stopped selling self-produced recovered silicon materials to customers and retained all self-produced recovered silicon materials for our own use in our vertically-integrated production process.

Our sales of silicon ingots increased from RMB98,882 for the year ended December 31, 2009 to RMB10.8 million for the year ended December 31, 2010, primarily because although we retained a substantial portion of our silicon ingots for use in our vertically-integrated production process, we sold silicon ingots to certain customers from time to time to optimize the utilization of our increased production capacity, which resulted in an increase in sales volume of silicon ingots from 0.01 MW for the year ended December 31, 2009 to 2.1 MW for the year ended December 31, 2010. The average selling price for our silicon ingots decreased by 23.5% from 2009 to 2010.

Our sales of silicon wafers decreased by 17.5% from RMB1,102.2 million for the year ended December 31, 2009 to RMB909.6 million for the year ended December 31, 2010, primarily because we retained a substantial majority of our output of silicon wafers for our own solar cell production to capture the efficiencies of our vertically-integrated production process and we also terminated all of our long-term supply contracts with our silicon wafer customers in 2010, which resulted in a decrease in sales volume of silicon wafers from 180.4 MW for the year ended December 31, 2009 to 157.2 MW for the year ended December 31, 2010. The average selling price for our silicon wafers decreased by 4.9% from 2009 to 2010.

Our sales of solar cells increased by 91.6% from RMB225.9 million for the year ended December 31, 2009 to RMB432.9 million for the year ended December 31, 2010, primarily because we commenced production and sales of solar cells in July 2009 and rapidly increased production capacity afterwards. Sales volume of our solar cells increased from 27.3 MW for the year ended December 31, 2009 to 55.1 MW for the year ended December 31, 2010. In 2010, we also retained a substantial portion of our output of solar cells for our own solar module production to capture the efficiencies of our vertically-integrated production process. The increase in sales of solar cells was partially offset by a decrease of 4.8% in the average selling prices of solar modules from 2009 to 2010.

Our sales of solar modules increased by 1,684.4% from RMB182.0 million for the year ended December 31, 2009 to RMB3,247.8 million for the year ended December 31, 2010, primarily because we commenced production and sales of solar modules in August 2009 and rapidly increased production capacity afterwards. Sales volume of our solar modules increased from 14.4 MW for the year ended December 31, 2009 to 265.4 MW for the year ended December 31, 2010. The increase in sales of solar modules was partially offset by a decrease of 3.9% in the average selling price of solar modules from 2009 to 2010.

Our processing service fee increased by 81.4% from RMB29.6 million for the year ended December 31, 2009 to RMB53.7 million for the year ended December 31, 2010, primarily because we continued to maximize the utilization of our production capacity for the production of our own products, while providing processing services to customers with our excess capacity from time to time on a limited basis.

Cost of Revenues. Our cost of revenues increased by 146.5% from RMB1,337.6 million for the year ended December 31, 2009 to RMB3,297.5 million for the year ended December 31, 2010, in line with our significant business expansion in 2010, primarily due to the increased sales of our products and partially offset by the decline in our average cost of silicon materials.

Gross Profit. Our gross profit increased by 489.6% from RMB230.2 million for the year ended December 31, 2009 to RMB1,357.4 million for the year ended December 31, 2010. Our gross margin increased by 98.6% from 14.7% for the year ended December 31, 2009 to 29.2% for the year ended December 31, 2010, primarily due to our increased vertical integration which has extended our product mix to downstream solar cell and solar module production and drove down average manufacturing cost per watt.

Operating Expenses. Our operating expenses increased by 241.1% from RMB107.7 million for the year ended December 31, 2009 to RMB367.5 million for the year ended December 31, 2010, primarily due to the increase in our general and administrative expenses and selling and marketing expenses. Our general and administrative expenses increased by 95.1% from RMB85.1 million for the year ended December 31, 2009 to RMB166.0 million for the year ended December 31, 2010, primarily due to (i) the recognition of share-based compensation expenses of RMB21.9 million as compared to nil in 2009 and (ii) the increase in salaries due to the increase in the number of our employees as we hired additional employees in line with our expansion. Our selling and marketing expenses increased by 915.2% from RMB16.7 million for the year ended December 31, 2009 to RMB169.8 million for the year ended December 31, 2010, primarily due to our increased transportation expenses in line with the increased export sales as well as the increased commission expenses and warranty cost in line with increased sales of solar modules. In addition, our research and development expenses increased by 436.1% from RMB5.9 million for the year ended December 31, 2009 to RMB31.6 million for the year ended December 31, 2010, primarily due to our increased research and development efforts, in particular, on solar cells and solar modules.

Income from Operations. As a result of the foregoing, our income from operations increased by 708.3% from RMB122.5 million for the year ended December 31, 2009 to RMB989.9 million for the year ended December 31, 2010. Our operating profit margin increased by 172.2% from 7.8% for the year ended December 31, 2009 to 21.3% for the year ended December 31, 2010.

Interest Expenses, Net. Our net interest expenses increased by 114.7% from RMB29.9 million for the year ended December 31, 2009 to RMB64.3 million for the year ended December 31, 2010, primarily due to a significant increase in our average balance of short-term borrowings, which results from the increase of our capital expenditure and working capital requirements in line with our expansion plan.

Subsidy Income. Our subsidy income increased by 83.2% from RMB8.6 million for the year ended December 31, 2009 to RMB15.7 million for the year ended December 31, 2010, primarily due to the increase of subsidies in line with our expansion plan and our increased export sales.

Exchange Loss. Our exchange loss increased by 365.0% from RMB2.2 million for the year ended December 31, 2009 to RMB10.1 million for the year ended December 31, 2010, primarily due to the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables for the relevant period.

Other Income/(Expense), Net. Our net other expenses increased by 1.4% from RMB1.3 million for the year ended December 31, 2009 to RMB1.4 million for the year ended December 31, 2010.

Change in Fair Value of Forward Contracts. We recognized a gain of RMB98.0 million as a result of change in fair value of foreign currency forward contracts for the year ended December 31, 2010, primarily because we entered into several foreign-exchange forward contracts with certain local banks to reduce volatility caused by foreign currency fluctuations in 2010. We did not enter into any foreign exchange forward contracts in 2009 and recognized neither gain nor loss relating to such contracts in 2009.

Change in Fair Value of Embedded Derivatives. We realized a non-cash gain relating to change in fair value of embedded derivatives of RMB54,938 for the year ended December 31, 2010, compared to a non-cash charge relating to change in fair value of embedded derivatives recognized in earnings of RMB13.6 million in 2009, primarily because all of our series B redeemable convertible preferred shares were automatically converted into ordinary shares upon completion of our initial public offering on May 19, 2010.

Income Tax (Expense)/Benefit. We had total tax benefits of RMB1.3 million for the year ended December 31, 2009, compared with our income tax expense of RMB146.1 million for the year ended December 31, 2010, primarily because Jiangxi Jinko and Zhejiang Jinko were exempted from income tax as foreign-invested enterprises in 2009 and subject to income tax at the rate of 12.5% in 2010, which resulted in the increase in effective income tax rate in 2010.

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

We have financed our operations primarily through equity contributions from our shareholders, issuance of preferred shares, the net proceeds of our initial public offering and follow-on offering, cash flow generated from operations as well as issuance of bonds, short-term and long-term debt financing.

As of December 31, 2011, we had RMB433.9 million (US$68.9 million) in cash and cash equivalents and RMB146.2 million (US$23.2 million) in restricted cash. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for us for our general purposes. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials. Of the available cash as of December 31, 2011, we have committed approximately RMB109.3 million (US$17.4 million) to the payment obligations under our equipment purchase agreements in 2012. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

We had total bank credit facilities of RMB9,309.0 million (US$1,479.1 million) with various banks, of which RMB3,073.4 million (US$488.3 million) were drawn down and RMB6,235.6 million (US$990.7 million) were available as of December 31, 2011.

We had short-term and long-term borrowings due within one year of RMB2,200 million (US$349.5 million) as of December 31, 2011. As of December 31, 2011, our short-term borrowings outstanding of RMB193.9 million and RMB175.0 million were denominated in Euros and U.S. dollars bearing a weighted average interest rates of 5.45%, and 4.19% per annum, respectively. Our RMB-denominated short-term borrowings outstanding as of 2011 bore interest at the average annual rate of 6.27%. As of December 31, 2011, we pledged equipment of a total net book value of RMB1,499.3 million (US$238.2 million) and inventories of a total net book value of RMB343.5 million (US$54.6 million) and land use rights of a total net book value of RMB308.5 million (US$49.0 million) to secure repayment of our short-term borrowings of RMB666.4 million (US$105.9 million). As of December 31, 2011, outstanding short-term borrowings guaranteed by our founders were RMB244.0 million (US$38.8 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any financial difficulty repay our borrowings. As of December 31, 2011, RMB720.4 million (US$114.5 million) of our short-term borrowing was trade financing and could be carried over.

We had long-term borrowings (excluding the portion due within one year) of RMB155.5 million (US$24.7 million) as of December 31, 2011. Our long-term borrowings outstanding as of December 31, 2011 bore interest at an average annual rate of 6.32%. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2011, we pledged equipment of a total net book value of RMB1,187.4 million (US$188.7 million) and land use right with net book value of RMB46.6 million (US$7.4 million) to secure repayment of our borrowings of RMB142.5 million (US$22.6 million). As of December 31, 2011, long-term loans in the amount of RMB392.3 million (US$62.3 million) will be due for repayment upon maturity in 2012 and long-term loans in the amount of RMB148.5 million (US$23.6 million) and RMB7.0 million (US$1.1 million) will be due for repayment upon maturity in 2013 and 2014, respectively.

Since December 31, 2011, we have entered into additional short-term loan contracts in an aggregate principal amount of RMB1,222.1 million (US$194.1 million), most of which are secured by mortgage on buildings, equipment and land use rights as well as guarantee by our founders and Jiangxi Jinko and repaid short-term bank borrowings of RMB894.8 million (US$142.2 million). Since December 31, 2011, we have also entered into additional long-term loan contracts in an aggregate principal amount of RMB50.0 million (US$7.9 million), most of which are secured by mortgage on equipment and repaid long-term bank borrowings of RMB1.0 million (US$ 0.2 million). As of the date of this annual report, we had RMB2,527.3 million (US$401.5 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB205.5 million (US$32.7 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost).

In addition, we have substantial repayment obligations under the notes we issued. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4%, to qualified institutional buyers under Rule 144A of the Securities Act. Concurrent with our issuance of the convertible senior notes, we entered into a capped call option transactions with an affiliate of the initial purchaser of the notes. We paid a total premium for the capped call option of US$18 million. On July 8, 2011, we issued RMB-denominated unsecured one-year short-term notes with an aggregate principal amount of RMB400 million to certain PRC institutional investors, bearing interest at the fixed rate of 6.5% per annum and will mature on July 11, 2012.

On April 17, 2012, we registered unsecured one-year short-term bonds with an aggregate principal amount of RMB300 million with the PRC National Association of Financial Market Institutional Investors. The short-term bonds which we expect to issue on April 23, 2012 will bear a fixed annual interest rate determined on the issuance date and will mature on April 23, 2013. Industrial Bank Co., Ltd. will act as the lead underwriter and bookrunner for the short-term bonds with standby commitment. The proceeds will be used as working capital.

We had a negative working capital balance as of December 31, 2011. Our management believes that our current cash position as of December 31, 2011, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months from December 31, 2011. However, in light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to us. Accordingly, we may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash (used in) provided by operating activities	(76,296.8)	230,413.1	(798,134.7)	(126,810.8)
Net cash (used in) investing activities	(400,157.1)	(1,552,545.2)	(2,433,671.1)	(386,671.4)
Net cash provided by financing activities	601,288.9	1,696,817.2	3,152,421.1	500,869.3
Net increase (decrease) in cash and cash equivalents	125,156.0	368,725.2	(87,353.8)	(13,879.1)
Cash and cash equivalents at the beginning of the year	27,323.6	152,479.6	521,204.8	82,811.1
Cash and cash equivalents at the end of the year	152,479.6	521,204.8	433,851.0	68,932.0

Operating Activities

Net cash used in operating activities for the year ended December 31, 2011 was RMB798.1 million (US$126.8 million), consisting primarily of (i) increase in accounts receivable of RMB1,340.3 million (US$213.0 million) due to our increased sales on credit terms (ii) increase in prepayments and other current assets of RMB458.9 million (US$72.9 million) due to the increase in balance value-added tax refund from export sales in 2011 from 2010 as a result of the increase in export sales in 2011 and (iii) unrealized gains from change in fair value of convertible senior notes of RMB398.0 million (US$63.2 million), partially offset by (i) net income of RMB273.3 million (US$43.4 million), (ii) increase in other payable and accruals of RMB260.6 million (US$41.4 million) and (iii) depreciation of property, plant and equipment of RMB263.8 million (US$41.9 million).

Net cash provided by operating activities for the year ended December 31, 2010 was RMB230.4 million, consisting primarily of (i) net income of RMB881.9 million, (ii) increase in accounts payable of RMB282.5 million, (iii) increase in other payables and accruals of RMB161.9 million and (iv) increase in advances from third-party customers of RMB128.4 million (US$19.5 million), partially offset by (i) increase in inventories of RMB603.9 million, (ii) increase in accounts receivable of RMB374.0 million, (iii) increase in prepayments and other current assets of RMB282.5 million and (iv) decrease in advances to suppliers of RMB252.4 million.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2011 was RMB2,433.7 million (US$386.7 million), consisting primarily of (i) purchase of property, plant and equipment of RMB2,015.4 million (US$320.2 million), (ii) cash paid for short-term investments of RMB459.5 million (US$73.0 million) consist of the time deposits with original maturities longer than three months and less than one year and (iii) purchase of land use rights of RMB116.0 million (US$18.4 million) and, partially offset by decrease in restricted cash of RMB159.9 million (US$25.4 million).

Net cash used in investing activities for the year ended December 31, 2010 was RMB1,552.6 million, consisting primarily of (i) purchase of property, plant and equipment and land use rights of RMB1,345.5 million and (ii) increase in restricted cash of RMB222.5 million, partially offset by cash collected for short-term investment, which mainly represented deposits with maturity of more than three months.

Net cash used in investing activities for the year ended December 31, 2009 was RMB400.2 million, consisting primarily of (i) purchase of property, plant and equipment and land use rights of RMB285.3 million, (ii) net cash paid for our acquisition of Zhejiang Jinko of RMB69.2 million after deduction of Zhejiang Jinko's cash balance, and (iii) cash paid for short-term investment of RMB50.4 million, which mainly represented bank time deposits pledged to banks as collateral for issuance of bank acceptance notes for purchase of raw materials.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2011 was RMB3,152.4 million (US$500.9 million), consisting primarily of (i) borrowings from third parties of RMB5,971.9 million (US$948.8 million), (ii) proceeds from issuance of bonds of RMB1,000.0 million (US$158.9 million) and (iii) proceeds from issuance of convertible senior notes of RMB812.5 million (US$129.1 million), partially offset by (i) repayment of borrowings to third parties of RMB4,915.7 million (US$781.0 million) and (ii) cash paid for capped call options of RMB117.0 million (US$18.6 million).

Net cash provided by financing activities for the year ended December 31, 2010 was RMB1,696.8 million, consisting primarily of (i) borrowings from third parties of RMB2,471.1 million and (ii) proceeds from public offerings of ordinary shares of RMB814.3 million, partially offset by repayment of borrowings to third parties of RMB1,955.4 million.

Net cash provided by financing activities for the year ended December 31, 2009 was RMB601.3 million, consisting primarily of borrowings from third parties of RMB1,295.0 million, partially offset by repayment of borrowings to third parties of RMB681.7 million.

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, see "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations," and "Item 4. Information on the Company—B. Business Overview—Regulation—Dividend Distribution."

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB285.3 million, RMB1,345.5 million and RMB2,131.4 million (US$338.6 million) in 2009, 2010 and 2011, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon ingots and silicon wafers, solar cells and solar modules, and acquire land use rights. We originally planned to expand our annual production capacity for silicon wafers, solar cells and solar modules to 1.5 GW each by the end of 2011. However, in response to the changes in the market condition, we timely adjusted our expansion plan and plan to maintain our production capacity for these three products at our current level of 1.2 GW each. Instead of expanding our production capacity, we plan to focus on improving our efficiency to reduce our unit cost. However, to implement our original expansion plan, we had already entered into purchase agreements for purchasing additional manufacturing equipment by the end of 2011. Our purchase capital commitments under these contracts amounted to approximately RMB439.1 million (US$69.8 million) as of December 31, 2011, of which RMB109.3 million (US$17.4 million) will be due in 2012 and RMB329.8 million (US$52.4 million) will be due after one year but within five years. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a limited number of third-party suppliers for supplying key manufacturing equipment and we may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

We had a negative working capital balance as of December 31, 2011. Our management believes that our current cash position as of December 31, 2011, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months from December 31, 2011. However, in light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to us. Accordingly, we may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") amended its fair value principles and disclosure requirements. The amended fair value guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. The amendment became effective for us on January 1, 2012. We do not anticipate that this amendment will have a material impact on its consolidated financial statements.

In June 2011, the FASB amended its disclosure guidance related to the presentation of comprehensive income. This amendment eliminates the option to report other comprehensive income and its components in the statement of changes in equity and requires presentation and reclassification adjustments on the face of the income statement. In December, 2011, the FASB further amended its guidance to defer changes related to the presentation of reclassification adjustments indefinitely as a result of concerns raised by stakeholders that the new presentation requirements would be difficult for preparers and add unnecessary complexity to financial statements. The amendment (other than the portion regarding the presentation of reclassification adjustments which, as noted above, has been deferred indefinitely) became effective for us on January 1, 2012 and will not have any impact on our financial position, but will impact our financial statement presentation.

In September 2011, the FASB amended its goodwill guidance by providing entities an option to use a qualitative approach to test goodwill for impairment. An entity will be able to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The amendment became effective for us on January 1, 2012. We do not anticipate that this amendment will have a material impact on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. As of December 31, 2011, our research and development team consisted of 148 experienced researchers and engineers, of which, 111 experienced engineers were located in the Shangrao Economic Development Zone, and 37 experienced engineers were located in Zhejiang Haining.

In recent years, we have focused on enhancing our product quality, improving production efficiency and increasing the conversion efficiency of solar power products including silicon wafers, solar cells and solar modules. In 2011, we successfully developed Quantum-1 solar modules, which embodied pseudo-mono multi-crystalline technology. Quantum-1 solar modules combine the benefits of mono- and multi-crystalline solar modules to better align the crystalline structure and achieve a higher efficiency than multi-crystalline solar modules, while maintain lower production costs than monocrystalline solar modules. As of the date of this annual report, the conversion efficiency rate of our Quantum-1 solar modules has reached 18.3%.

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

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. For the years ended December 31, 2009, 2010 and 2011, our research and development expenses were approximately RMB5.9 million, RMB31.6 million and RMB30.0 million (US$4.8 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 19 patents by the State Intellectual Property Office of the PRC, including 17 utility model patents, one invention patent and one design patent. We also have 16 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted eight trademarks in the PRC, such as "," "", and "", and seven trademarks in Hong Kong and Taiwan, including "", "" and "". We also have two trademarks registered in WIPO. We have pending trademark applications of six trademarks in 40 countries and regions, including U.S., Europe and Australia. In addition, we have registered two trademarks in India, one trademark in Brazil and one trademark in U.S.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2011 to December 31, 2011 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

On June 13, 2009, Jiangxi Jinko entered into the Heji Loan Agreement with Heji Investment for loans with an aggregate principal amount of up to RMB100 million with a term of three years. We borrowed RMB50.0 million from Heji Investment under the Heji Loan Agreement. In September and October 2009, we and Heji Investment re-arranged our borrowings under the Heji Loan Agreement into entrusted loans with an aggregate principal amount of RMB50.0 million through Agricultural Bank of China. In connection with the Heji Loan Agreement, Heji Investment required Jiangxi Jinko to enter into a guarantee agreement with JITCL on May 31, 2009 for Heji Investment’s own payment obligations under its separate entrusted loan agreement with JITCL, under which JITCL extended a loan to Heji Investment in the principal amount of RMB50 million for a term of three years. We have fully repaid the entrusted loans in July 2011. However, we will not be released from our guarantee obligations until Heji Investment has fully repaid the loan to JITCL.

We have no other outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder's equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. We have not entered into nor do we expect to enter into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(RMB in thousands)
Short-term Debt Obligations *	1,856,379.0	1,856,379.0	-	-	-
Long-Term Debt Obligations *	581,498.7	418,249.7	163,249.0	-	-
Bonds Payable *	1,058,640.0	1,058,640.0	-	-	-
Convertible Senior Notes *	523,339.4	-	-	523,339.4	-
Operating Lease Obligations	18,631.8	5,464.8	9,079.6	2,987.1	1,100.3
Capital Commitment	439,128.5	109,332.1	6,198.0	323,598.4	-
Total	4,477,617.4	3,448,065.6	178,526.6	849,924.9	1,100.3

*Include accrued interests

G.	Safe Harbor

We make "forward-looking statements" throughout this annual report. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we "believe," "expect" or "anticipate" will occur, what "will" or "could" happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform to our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. "Item 3. Key Information—D. Risk Factors" describes the principal contingencies and uncertainties to which we believe we are subject. You should not place undue reliance on these forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position

Xiande Li	36	Chairman of the board of directors
Kangping Chen	39	Director and chief executive officer
Xianhua Li	38	Director and vice president
Wing Keong Siew	60	Independent director
Haitao Jin	58	Independent director
Zibin Li	72	Independent director
Steven Markscheid	58	Independent director
Longgen Zhang	47	Chief financial officer
Arturo Herrero	40	Chief marketing officer
Musen Yu	63	Vice president
Zhiqun Xu	45	Vice president

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

Mr. Wing Keong Siew has been a director of our company since May 2008. Mr. Siew was appointed by Flagship Desun Shares Co., Limited, one of the holders of our series A redeemable convertible preferred shares. He founded Hupomone Capital Partners in 2003. Mr. Siew was the president of H&Q Asia Pacific China and Hong Kong from 1998 to 2003 and a general manager of Fairchild Systems for Asia, managing director of Mentor Graphics Asia Pacific and managing director of Compaq Computer Corporation from January 1988 to September 1988. In 1995, he formed a joint venture with UBS AG to raise a China Private Equity Fund. He worked as senior vice president of H&Q Singapore from 1989 to 1995. Mr. Siew received his bachelor's degree in electrical and electronics engineering from Singapore University in 1975 and his presidential/key executive MBA from Pepperdine University in 1999.

Mr. Haitao Jin has been a director of our company since September 2008. Mr. Jin was appointed by holders of our series B redeemable convertible preferred shares. He has also been the deputy chairman of Shenzhen Chamber of Investment and Commerce since 2004. Prior to joining SCGC, Mr. Jin was deputy general manager of Shenzhen SEG Group Co., Ltd. and general manager of SEG Co., Ltd., a listed company on the Shenzhen Stock Exchange from 2001 to 2003. Between 1993 and 2000, Mr. Jin was a general vice president and general manager of Shenzhen Electronics Group Co., Ltd. Mr. Jin received his master's degree in management psychology in 1987. In 1996, he received his master's degree in engineering science from Huazhong University of Science and Technology. In 2002, he became an honorary professor at the Wuhan University of Science and Technology.

Mr. Zibin Li has been an independent director of our company since July 10, 2009. He has also been chairman of China Association of Small and Medium Enterprises and a consultant of the municipal government of Chongqing City and Dalian City since 2006. Mr. Li was previously a vice director of NDRC and vice director of the Office of Steering Committee of West Region Development of the State Counsel from 2000 to 2005, and a member of the Tenth National Committee of the Chinese People's Political Consultative Conference from 2003 to 2005. Mr. Li was deputy mayor of Jinxi, Liaoning Province from 1989 to 1991, deputy minister of the Ministry of Chemical Industry from 1991 to 1994, deputy mayor of Shenzhen from 1994 to 1995 and mayor of Shenzhen from 1995 to 2000. Mr. Li received a bachelor's degree in chemical engineering from Tsinghua University in 1964.

Mr. Steven Markscheid has been an independent director of our company since September 15, 2009. He has also been chief executive officer of Synergenz BioScience Inc. since 2007, and board member of Emerald Hill Capital Partners since 2006, CNinsure, Inc. since 2007, Pacific Alliance China Growth Fund since 2008, and China Energy Corporation since 2010. Mr. Markscheid was previously representative of US China Business Council from 1978 to 1983, vice president of Chase Manhattan Bank from 1984 to 1988, vice president of First Chicago Bank from 1988 to 1993, case leader of Boston Consulting Group from 1994 to 1997, director of business development of GE Capital (Asia Pacific) from 1998 to 2001, director of business development of GE Capital from 2001 to 2002, senior vice president of GE Healthcare Financial Services from 2003 to 2006, chief executive officer of HuaMei Capital Company, Inc. from 2006 to 2007. He received his bachelor's degree in East Asian studies from Princeton University in 1976, his master's degree in international affairs and economics from Johns Hopkins University in 1980 and an MBA degree from Columbia University in 1991.

Mr. Longgen Zhang has been our chief financial officer since September 2008. Prior to joining us, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master's degree in professional accounting and a master's degree in business administration from West Texas A&M University and a bachelor's degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

Mr. Arturo Herrero is chief marketing officer of our company. Mr. Herrero joined us as the Chief Strategy Officer in March 2010. Prior to that, Mr. Herrero served as vice president of sales and marketing of Trina Solar Limited, a company listed on the NYSE, from August 2007 to January 2010 and director of Trina Solar Limited from September 2006 to July 2007. From 2002 to 2006, Mr. Herrero was the global procurement manager for BP Solar, first as a global procurement manager for solar power systems and then as a global procurement manager for strategic raw materials. From 2000 to 2002, he was a marketing and sales manager at BP Oil. Before that, he was the logistics director advisor of Amcor Flexible, a company that is engaged in flexible packaging, from 1998 through 2000, and he was a planning manager at Nabisco from 1996 to 1998. Mr. Herrero received his degree in economics and business administration from the University of Pompeu Fabra in Spain in 1996, his degree in electrical engineering from Polytechnics University of Catalonia in Spain in 1996 and his master's degree in marketing in 2001 from Instituto Superior de Marketing in Spain.

Mr. Musen Yu is vice president of our company. Prior to joining us in 2007, he was head of the Coal and Gold Production Bureau of the Shangrao Municipality from 2002 to 2007 and the deputy head of the Coal and Gold Production Bureau of the Shangrao Municipality from 1992 to 2002. Mr. Yu was the party committee secretary and secretary of the Party Disciplinary Committee of the Mining Affairs Bureau of Le Municipality from 1986 to 1992 and the deputy secretary of the Party Committee of the Mining Affairs Bureau of Yinggang Ling from 1984 to 1986. Mr. Yu received his bachelor's degree in mining engineering from the China University of Mining and Technology in 1984.

Mr. Zhiqun Xu is vice president of production department of our company. Prior to joining us in December 2008, Mr. Xu served as a vice executive manager of Hareon Solar Technology Co., Ltd. from November 2007 to November 2008. From January 2005 to October 2007, Mr. Xu was a sales and marketing manager of Saint-Gobain Quartz (Jinzhou) Co., Ltd. Mr. Xu was a manager of silicon production and technology department from April 2002 to December 2004. In addition, he was a project manager and deputy production manager of Shanghai General Silicon Material Co., Ltd. from February 2000 to March 2002. Mr. Xu was a manager of production and technology department of MCL Electronics Material Co., Ltd. from April 1996 to January 2000. In 1990, he joined Luoyang Monocrystalline Silicon Factory as a monocrystalline growth processing engineer. Mr. Xu received a bachelor's degree in science from Jilin University in 1990.

The business address of our directors and executive officers is c/o JinkoSolar Holding Co., Ltd., 1 Jingke Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People's Republic of China.

B.	Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries in their capacity as our employees.

For the year ended December 31, 2011, we paid cash compensation in the aggregate amount of RMB22.5million (US$3.6 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was approximately RMB0.4 million (US$63,553.6) for the year ended December 31, 2011.

Share Incentive Plan

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, which was subsequently amended and restated. Our 2009 Long Term Incentive Plan provides for the grant of incentive plan options, restricted shares, restricted share units, share appreciation rights and other share-based awards, referred to as the “Awards.” The purpose of the 2009 Long Term Incentive Plan is to attract, retain and motivate key directors, officers and employees responsible for the success and growth of our company by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company. We have reserved 9,325,122 ordinary shares for issuance under our 2009 Long Term Incentive Plan.

Plan Administration. Our 2009 Long Term Incentive Plan is administered by a committee appointed by our board of directors or in the absence of a committee, our board of directors. In each case, our board of directors or the committee will determine the provisions and terms and conditions of each award grant, including, but not limited to, the exercise price, time at which each of the Awards will be granted, number of shares subject to each Award, vesting schedule, form of payment of exercise price and other applicable terms. The plan administrator may also grant Awards in substitution for options or other equity interests held by individuals who become employees of our company as a result of our acquisition or merger with the individual's employer. If necessary to conform the Awards to the interests for which they are substitutes, the plan administrator may grant substitute Awards under terms and conditions that vary from those that the 2009 Long Term Incentive Plan otherwise requires. Notwithstanding anything in the foregoing to the contrary, any Award to any participant who is a U.S. taxpayer will be adjusted appropriately to comply with Code Section 409A or 424, if applicable.

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

Amendment and Termination. Our board of directors may amend, suspend or terminate the 2009 Long Term Incentive Plan at any time and for any reason, provided that no amendment, suspension, or termination shall be made that would alter or impair any rights and obligations of a participant under any award theretofore granted without such participant's consent. Unless terminated earlier, our 2009 Long Term Incentive Plan shall continue in effect for a term of ten years from the effective date of the 2009 Long Term Incentive Plan.

Share Options

As of the date of this annual report, options to purchase 8,540,384 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan as of the date of this annual report:

Name	Number of Shares		Exercise Price (US$)	Grant Date	Expiration Date

Zibin Li	*		2.08	August 28, 2009	August 28, 2016
Steven Markscheid	*		2.08	September 15, 2009	September 15, 2016
Zhiqun Xu	*		2.08	August 28, 2009	August 28, 2016
Musen Yu	*		2.08	August 28, 2009	August 28, 2016
Longgen Zhang	953,200	**	2.08	August 28, 2009	October 1, 2013
	1,120,000	**	1.42	November 3, 2011	September 30, 2018
Arturo Herrero	*		2.08	April 12, 2010	April 12, 2017
Other Employees	1,700,118		2.08~6.50	August 28, 2009 to October 1, 2011	August 28, 2016 to September 30, 2018

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

**	The outstanding shares will be beneficially owned upon exercise of all options.

C.	Board Practices

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee under the board of directors or the three committees. We have adopted a charter for each of the three committees. Each committee's members and functions are described below.

Audit Committee

Our audit committee consists of Steven Markscheid, Zibin Li and Wing Keong Siew, and is chaired by Steven Markscheid. All of the members of the audit committee satisfy the "independence" requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for "independence" under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management's response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Haitao Jin, Kangping Chen and Steven Markscheid, and is chaired by Haitao Jin. Haitao Jin and Steven Markscheid satisfy the "independence" requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for "independence" under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Nominating Committee

Our nominating and corporate governance committee consists of Zibin Li, Xiande Li and Steven Markscheid, and is chaired by Zibin Li. Zibin Li and Steven Markscheid satisfy the "independence" requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for "independence" under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election by the shareholders or appointment by the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regard to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

•	identifying and recommending to the board the directors to serve as members of the board's committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to the company;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the full board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a common law duty of loyalty to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective for three years after our initial public offering unless they are terminated for cause by either party. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. An executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If an executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 2009, 2010 and 2011, we had a total of 2,640, 6,735 and 7,941 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in the U.S., Europe and other countries and regions. The following table sets forth the number of our employees categorized by main category of activities and as a percentage of our workforce as of dates indicated:

	As of December 31,
	2009	2010	2011
Manufacturing and engineering	2,005	5,408	6,119
General and administration	190	177	612
Quality control	241	546	702
Research and development	43	342	148
Purchasing and logistics	95	177	266
Marketing and sales	66	85	94
Total	2,640	6,735	7,941

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

Based on the prevailing local practice in Jiangxi Province resulting from the discrepancy between national laws and their implementation by local governments, Jiangxi Jinko did not pay statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, for all of its employees. For similar reasons, Zhejiang Jinko did not pay statutory social security benefits in Zhejiang Province for all of its employees. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB40.1 million, RMB56.6 million and RMB118.3 million (US$18.8 million), respectively, as of December 31, 2009, 2010 and 2011. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xiande Li (3)	22,142,750	24.8
Kangping Chen (4)	13,285,700	14.9
Xianhua Li (5)	8,857,100	9.9
Wing Keong Siew	—	—
Haitao Jin	—	—
Zibin Li	*	*
Steven Markscheid	*	*
Longgen Zhang **	2,073,200	2.3
Arturo Herrero	*	*
All Directors and Executive Officers as a group	44,285,550	49.6
Principal Shareholders:
Brilliant Win Holdings Limited (3)	22,142,750	24.8
Yale Pride Limited (4)	13,285,700	14.9
Peaky Investments Limited (5)	8,857,100	9.9

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding shares.
**	The outstanding shares will be beneficially owned upon exercise of all options.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 89,026,258 ordinary shares, being the number of shares outstanding as of the date of this annual report.

(3)	Represents 22,142,750 ordinary shares held by Brilliant Win Holdings Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li's wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.
(4)	Represents 13,285,700 ordinary shares held by Yale Pride Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen's wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li.
(5)	Represents 8,857,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li's wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in "street name" for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of the date of this annual report, 89,026,258 of our shares are issued and outstanding (excluding the 1,623,472 ordinary shares issued to the depositary and reserved for future grants under our 2009 Long Term Incentive Plan), including 38,791,548 ordinary shares represented by 9,697,887 ADSs issued by the depositary. As of the date of this annual report, we have one record shareholder in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2010 and 2011:

	As of December 31,
	2010	2011
	RMB	RMB
Accounts receivable, net- a related party:
Accounts receivable from subsidiaries of ReneSola Ltd. ("ReneSola," controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	100,382	31,010,170
Other receivables- related parties:
Travelling advances to executive directors who are also shareholders	399,444	691,242

Total	499,826	31,701,412

Accounts payables due to a related party
Accounts payable due to a subsidiary of ReneSola	—	35,887,845
Other payables due to a related party
Other payables to Jiangxi Desun for leasing of land and buildings	—	1,094,047

Total	—	36,981,892

Note: Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

For the year ended December 31, 2011, we derived revenues of RMB32.6 million (US$5.2 million) from sales of products and provision of processing services to subsidiaries of ReneSola.

For the year ended December 31, 2011, a subsidiary of ReneSola purchased RMB44.5 million (US$7.1 million) of raw materials from us.

On January 1, 2008, Jiangxi Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. For the year ended December 31, 2011, Jiangxi Jinko paid RMB1.1 million in rent to Jiangxi Desun.

During the year ended December 31, 2011, Xiande Li, Kangping Chen and Xianhua Li provided guarantees for the our several short-term and long-term bank borrowings. As of December 31, 2011, the balances of short-term borrowings guaranteed by Xiande Li, Kangping Chen and Xianhua Li were RMB244.0 million (US$48.2 million) and the balances of long-term borrowings guaranteed by Xiande Li, Kangping Chen and Xianhua Li were RMB80.0 million (US$12.7 million).

During the year ended December 31, 2011, Jiangxi Desun provided its land use rights and buildings as collateral for securing a short-term bank borrowings of RMB17.0 million (US$2.7 million) of us.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for details regarding employment agreements with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

On October 19, 2011, the Coalition for American Solar Manufacturing (the “CASM”), which is made up of seven solar power product manufacturers in the United States and led by SolarWorld Industries America Inc., filed a broad trade case at the United States Commerce Department (the “U.S. Commerce Department”) against the Chinese solar industry, accusing it of using billions of dollars in government subsidies to help gain sales in the U.S. market and seeking tariffs of more than 100% of the wholesale price of solar panels from China (the “Filing”). JinkoSolar is on the list of the solar companies subject to investigation by the U.S. Commerce Department. On November 9, 2011, the U.S. Commerce Department announced that it launched an anti-dumping and countervailing duty investigation into the alleged unfair practices by the PRC government in support of its domestic solar photovoltaic industry, in response to the Filing brought by CASM (the “Investigation”). We filed our response to the Investigation with the U.S. Commerce Department on November 29, 2011. Subsequently, we duly filed the separate rate application with U.S. Commerce Department on January 19, 2012. In March 2012, the U.S. Commerce Department announced a preliminary decision to impose countervailing duties between 2.9% and 4.73% on Chinese solar panels, Suntech and Trina Solar will be subject to countervailing duties at the rate of 2.9% and 4.73%, respectively, while the other Chinese solar module vendors including JinkoSolar will be subject to countervailing duties at the rate of 3.59%. The countervailing duties will be retroactive by 90 days from March 26, 2012 only if both the U.S. International Trade Commission and the U.S. Commerce Department ultimately find the critical circumstances exist. The U.S. Commerce Department expects to make final decision on countervailing duties in June 2012. A preliminary decision on the anti-dumping investigation is scheduled on May 16, 2012.

On October 11, 2011, JinkoSolar was named as a defendant in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.) (the “U.S. Securities Action”). In addition to JinkoSolar, the complaint also names as defendants Xiande Li, Kangping Chen, Xianhua Li, Wing Koen Siew, Haitao Jin, Zibin Li, Stephen Markscheid, Longgen Zhang (the “Individual Defendants”), and the underwriters of our initial public offering in May 2010. The plaintiff in the U.S. Securities Action seeks to represent a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 21, 2011, inclusive. The plaintiff alleges that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Exchange Act by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The complaint also asserts claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. The complaint seeks, among other things, certification of the putative class, unspecified compensatory damages (including interest), and costs and expenses incurred in the action. On March 19, 2012, the court entered an order appointing lead plaintiffs in the U.S. Securities Action. On April 2, 2012, the court directed lead plaintiffs to file an amended complaint on or before May 30, 2012. The deadline for defendants to move, answer or otherwise respond to the amended complaint is July 30, 2012.

On December 20, 2010, Zhejiang Global Photovoltaic Technology Co., Ltd., or Zhejiang Global, one of our customers, filed an action in Shaoxing People’s Court, Zhejiang Province against Zhejiang Jinko for the late delivery of products and claimed late charges of RMB14 million and the return of advances paid by Zhejiang Global to Zhejiang Jinko of RMB5 million. On April 20, 2011, Shaoxing People’s Court ruled in favor of Zhejiang Global that Zhejiang Jinko must pay the late charge of RMB12 million and return the advances of RMB4.8 million to Zhejiang Global. On May 30, 2011, Zhejiang Jinko filed an appeal to the Shaoxing Intermediate People’s Court, Zhejiang Province. On December 15, 2011, Shaoxing Intermediate People’s Court upheld the judgment of the lower court.

On March 9, 2011, Jiangsu Yangsheng Energy Technology Co., Ltd., or Jiangsu Yangsheng, one of our customers, filed an action in Haining People’s Court, Zhejiang Province against Zhejiang Jinko for the return of prepayment of RMB8 million and the accrued interest of RMB74,667 due to the delayed return of prepayment. The case was subsequently referred to the Jiaxing Intermediate People’s Court. On February 20, 2012, Jiaxing Intermediate People’s Court ruled in favor of Zhejiang Jinko for lack of contractual relationship between Jiangsu Yansheng and Zhejiang Jinko. On March 6, 2012, Jiangsu Yangsheng filed an appeal to the Zhejiang High People’s Court, Zhejiang Province. As of the date of this annual report, this suit is still pending.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends paid to us by our wholly-owned operating subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko, to fund the payment of dividends, if any, to our shareholders. PRC regulations currently permit our PRC subsidiaries to pay dividends only out of their retained profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of their retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Jiangxi Jinko, Zhejiang Jinko or JinkoSolar Technology incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Our ADSs, each representing four of our ordinary shares, have been listed on the NYSE since May 14, 2010. Our ADSs trade under the symbol "JKS." For the period from May 14, 2010 to December 31, 2011, the trading price of our ADSs on the NYSE has ranged from US$4.55 to US$41.75 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Price per ADS
	High	Low
	(US$)
Annual highs and lows
2010 (from May 14, 2010)	41.75	8.23
2011	32.21	4.55
Quarterly highs and lows
Second Quarter 2010 (from May 14, 2010)	11.40	8.23
Third Quarter 2010	33.53	9.66
Fourth Quarter 2010	41.75	19.65
First Quarter 2011	32.21	19.85
Second Quarter 2011	28.99	20.30
Third Quarter 2011	27.30	4.55
Fourth Quarter 2011	9.88	4.56
First Quarter 2012	10.20	4.95
Monthly highs and lows
October 2011	9.88	4.56
November 2011	9.00	4.86
December 2011	6.40	4.83
January 2012	7.71	4.95
February 2012	10.20	6.45
March 2012	7.49	5.21
April 2012 (through April 17, 2012)	6.09	5.13

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NYSE since May 14, 2010 under the symbol "JKS."

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See "Item 4. Information on the Company—B. Business Overview—Regulation— Foreign Currency Exchange" and “— Dividend Distribution.”

E.	Taxation

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

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that purchases such ADSs in the public offering and either holds the ADSs (and recognizes gains on a mark-to-market basis for accounting purposes) or resells the ADSs. This summary does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. This summary is based on the tax laws of Hong Kong as in effect on the date of this annual report.

Hong Kong Profits Tax

Hong Kong profits tax would only apply if the investor is carrying on a trade, profession or business in Hong Kong and derives a Hong Kong sourced trading profit (as opposed to a capital gain) from the trading of the ADSs. The profits tax rate applicable to individuals for year of assessment 2010/11 is a maximum average rate of 15%. The profits tax rate applicable to companies for year of assessment 2010/11 is 16.5%.

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

Capital Gains From the Sale of ADSs

There is no tax on capital gains in Hong Kong. If the investor is carrying on a business in Hong Kong and derives Hong Kong source profits from the holding or disposal of the ADSs, such gains will not be taxable if they constitute capital gains. Whether gains are on capital account or trading account is an issue that depends on the facts of each individual case. The onus will be on the investor to prove that the gains are capital in nature.

Stamp Duty

No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People's Republic of China Taxation

See "Item 4. Information on the Company—B. Business Overview—Regulation—Tax".

U.S. Federal Income Taxation

Introduction

The following discussion, subject to the qualifications herein, is the opinion of Baker & McKenzie LLP, our U.S. counsel, on the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that purchase the ordinary shares or ADSs in the public offering and hold the ordinary shares or ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons subject to the alternative minimum tax, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a "functional currency" other than the U.S. dollar or persons that own (or are deemed to own) 10% or more (by voting power) of our stock). If a partnership holds ordinary shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ordinary shares or ADSs should consult its own tax advisor regarding the U.S. tax consequences of its investment in the ordinary shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term "U.S. Holder" means a beneficial owner of the ordinary shares or ADSs that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state or political subdivision thereof or therein, including the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

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

Dividends

Subject to the discussion below under "— Passive Foreign Investment Company," the gross amount of any distribution made by us on the ordinary shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder's adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends.

Certain dividends received by non-corporate U.S. Holders, including individuals, in taxable years beginning before January 1, 2013, generally will be subject to a maximum income tax rate of 15%. This reduced income tax rate is applicable to dividends paid by "qualified foreign corporations" and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. We should be a qualified foreign corporation because our ADSs are listed on the NYSE. Accordingly, subject to the conditions described above and the discussions below under "— Passive Foreign Investment Company," dividends paid by us generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, which the Secretary of the United States Treasury has determined is satisfactory for purposes of the reduced rate and which includes an exchange of information program. The Secretary of the United States Treasury has determined that the United States income tax treaty with China satisfies these requirements. In the event that we are deemed to be a PRC resident enterprise under the CIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to a maximum income tax rate of 15% (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the "dividends received" deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

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

Dividends paid by us will constitute income from sources outside the United States of U.S. foreign tax credit limitation purposes and will be categorized as "passive category income" or, in the case of certain U.S. Holders, as "general category income" for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the CIT law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs, and, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. In certain circumstances, however, if U.S. Holders have held the ADSs or ordinary shares for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular circumstance.

A distribution of additional ordinary shares or ADSs to U.S. Holders with respect to their ordinary shares or ADSs that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under "— Passive Foreign Investment Company," a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder's adjusted tax basis in such ordinary shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law, a U.S. Holder may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2011 taxable year and we do not intend or anticipate becoming a PFIC for 2012 or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations contained in this paragraph. Changes in the nature of our income or assets, the manner and rate at which we spend the net proceeds of public offering to be received by us, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of the 2012 taxable year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is "passive income" or (ii) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

If we are a PFIC in any year during which a U.S. Holder owns the ordinary shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon i) distributions received by the U.S. Holder on our ordinary shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder in the preceding three years, or (ii) upon a sale or other disposition of the ordinary shares or ADSs at a gain, whether or not we continue to be a PFIC (each an "excess distribution"). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder's holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the ordinary shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income. The mark-to-market election is available only for "marketable stock," which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be "marketable stock" because our ADSs are listed on the NYSE, but it is unclear whether our ordinary shares would be so treated.

A U.S. Holder's adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

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

If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return containing such information as the secretary of the Treasury may require. The reduced tax rate for dividend income, as discussed above under "Dividend Policy" is not applicable to a dividend paid by us if we are a PFIC for either the year the dividend is paid or the preceding year.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service in a timely manner and furnishing any required information.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was -0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

Commodity Price Risk

The major raw materials used in the production of our products include virgin polysilicon and recoverable silicon materials. Our average purchase price of recoverable silicon materials decreased by 25.0% from 2009 to 2010 further decreased by 25.4% from 2010 to 2011. Our average purchase price of virgin polysilicon decreased by 19.8% from 2009 to 2010 and further decreased by 10.6% from 2010 to 2011. Our financial performance is affected by fluctuations in the prices of these raw materials, which are influenced by global as well as regional supply and demand conditions. Up to mid-2008, an industry-wide shortage of virgin polysilicon which is the basic raw material for all crystalline silicon solar power products and semiconductor devices, coupled with rapidly growing demand from the solar power industry, caused rapid escalation of virgin polysilicon prices and an industry-wide silicon shortage. However, in the second half of 2008 and first half of 2009, industry demand for solar power products was seriously affected by the global economic crisis and credit market contraction. According to Solarbuzz, weakened polysilicon demand from the semiconductor industry beginning in the third quarter of 2008 caused polysilicon manufacturers to become increasingly dependent on demand from the solar industry in 2008 and through the first half of 2009 as the global economic crisis continued. At the same time, global silicon feedstock manufacturing capacity experienced a significant expansion in 2008 as a result of increases in capacity by polysilicon manufacturers. By the fourth quarter of 2008, declines in both solar and semiconductor markets led to significantly reduced demand for polysilicon feedstock. As a result, the market prices of virgin polysilicon and downstream solar power products were further depressed. Because recoverable silicon materials are used as a substitute for virgin polysilicon and such materials require processing before they are suitable for use in the production process, prices of recoverable silicon materials, which are generally priced at a discount to virgin polysilicon, also declined in the fourth quarter of 2008 and the first half of 2009. During the second half of 2009 and the first half of 2010, the prices of both virgin polysilicon and recoverable silicon materials had substantially stabilized.  In the third quarter of 2010, according to PCSPI, the spot price of polysilicon began to increase and reached US$80 in March 2011, but it started to decrease in May 2011 and significantly decreased to US$25/kg in December 2011 primarily due to reduction in government subsidies and economic incentives in many markets. In addition, the increasing supply of virgin polysilicon, intensifying competition and advancement in processing technologies also contribute to the significant decline of the price of virgin polysilicon. The spot price of polysilicon started to increase in January 2012 and reached US$28/kg in March 2012, according to PCSPI.

In addition, if the spot price of virgin polysilicon continues to decrease, and we are not able to reduce the price under the long term supply contract to a level equal or below the spot price through renegotiation, the price arrangement under the long term supply contract may cause our cost of silicon raw materials to be higher than that of our competitors who source their supply of silicon raw materials based on floating-price arrangements or spot market purchases. For example, under our long-term polysilicon supply contract with Hoku, the annual prices for the first four years are fixed. However, if the difference between the contract price under our long-term contract with Hoku and the average contract price for the last twelve months reflected in the PCSPI or another mutually acceptable third party index exceeds a defined band, the price under our long-term supply contract with Hoku will be subject to renegotiation by the parties. Hoku is obligated to deliver polysilicon materials to us starting from July 1, 2012. We cannot assure you that the difference between the prices in our long-term supply contract with Hoku and the average contract prices for the last twelve months before the delivery date of Hoku reflected in the PCSPI or another mutually acceptable third party will be big enough to trigger the price renegotiation, if spot market price of virgin polysilicon falls below the contract price under our long-term contract with Hoku. The prices of polysilicon under our long-term supply contract with Hoku for the first four years are higher than the spot price of March 2012 as reflected in the PCSPI. In addition, under our one-year supply contract with a reputable German polysilicon supplier, the supplier has agreed to supply us with virgin polysilicon for one year starting from January 2012, with a fixed price for each monthly delivery. The average price of polysilicon under this supply contract is slightly lower than the spot price of March 2012 as reflected in the PCSPI. However, we cannot assure that the fixed price under this supply contract will not be higher than the sport price if the spot price of virgin polysilicon continues to decrease. We historically have not entered into any commodity derivative instruments to hedge the potential commodity price changes. Moreover, our greater reliance on virgin polysilicon in the future may increase our costs compared to what such costs would have been had we maintained our historical proportions of recovered silicon materials to virgin polysilicon. See “Item3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry— Volatility in the prices of silicon raw materials make our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi and our costs and capital expenditures are also largely denominated in Renminbi. Our export sales are generally denominated in U.S. dollars and Euros, and we also incur expenses in foreign currencies, including U.S. dollars, Japanese Yen and Euros, in relation to the procurement of silicon materials, equipment and consumables such as crucibles. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies including Japanese Yen and Euro could expose us to foreign exchange risk. In addition, as we expand our sales to major export markets, we expect our foreign exchange exposures will increase. We have entered into foreign-exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2011, our foreign-exchange forward contracts had a total notional value of US$583.7 million and EUR22.0 million. These contracts mature from one to 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a gain relating to change in fair value of foreign-exchange forward contracts recognized in earnings of RMB36.6 million (US$5.8 million) for the year ended December 31, 2011. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. We incurred foreign exchange loss of RMB139.0 million (US$22.1 million) for the year ended December 31, 2011, primarily due to the effect of the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables during such period. We incurred foreign exchange loss of RMB10.1 million (US$1.5 million) for the year ended December 31, 2010 primarily due to the effect of the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables during such period. We incurred foreign exchange loss of RMB2.2 million for the year ended December 31, 2009 primarily due to the effect of the appreciation of the Japanese Yen against the Renminbi on our Japanese Yen denominated payables.

The value of your investment in our ADSs will be primarily affected by the foreign exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. See "Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry— Fluctuations in exchange rates could adversely affect our results of operations."

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less. As of December 31 2011, our total outstanding interest-bearing RMB-denominated borrowings were RMB1,986.5 million (US$315.6 million) with a weighted average interest rate of 6.28% per annum. In addition, as of December 31, 2011, we had outstanding short-term loans of RMB193.9 million denominated and payable in Euro with a weighted average interest rate of 5.45% per annum, and outstanding short-term loans of RMB175.0 million denominated and payable in U.S. dollars with a weighted average interest rate of 4.19% per annum. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.00%, to qualified institutional buyers under Rule 144A of the Securities Act. On July 8, 2011, we issued RMB-denominated notes in the principal amount of RMB400 million bearing an annual interest rate of 6.5% and maturing on July 11, 2012. As of the date of this annual report, these notes are still outstanding. We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares.

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents four shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. is the depositary of our ADS program and its principal executive office is situated at 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For the year ended December 31, 2011, the depositary did not pay us any fees or other direct and indirect payments of the deposited securities.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D. Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act, as of December 31, 2011.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2011 our disclosure controls and procedures, as defined in Rule 13a-15(e) and Rule 15(d)-15(e) under the Exchange Act, were effective.

Management’s Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting can only provide reasonable assurance with respect to financial statements preparation and presentation and may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on using the COSO criteria, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian CPAs Limited Company, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-2 of this Form 20-F.

Remediation of Material Weakness

As of December 31, 2010, we did not maintain effective internal control over financial reporting due to the material weaknesses identified, including: (1) the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with U.S. GAAP and (2) inadequate review procedures, including appropriate levels of review in the design of period end reporting process that are consistently applied across our entities, to identify inappropriate accounting treatment of transactions.

A material weakness is a significant deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 5), or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work.

For the year ended December 31, 2011, we completed the following remediation efforts specifically designed to address the material weaknesses that we identified as of December 31, 2010:

▪	We hired financial controller and financial reporting manager, each of whom has solid knowledge of and experience with U.S. GAAP and Sarbanes Oxley compliance and are responsible for the oversight of day to day accounting and preparation of the consolidated financial statements;

▪	We provided various U.S. GAAP and Sarbanes Oxley trainings to our accounting staff, finance department and internal audit department;

▪	We formulated the internal policies relating to internal control over financial reporting, including the preparation of a manual containing comprehensive written accounting policies and procedures to guide our financial personnel in preparing consolidated financial statements that are in compliance with U.S. GAAP and SEC requirements;

▪	We strengthened the processes and controls over preparation and review of the consolidated financial statements at each period end to ensure compliance with U.S. GAAP; and

▪	We engaged a reputable internal control consultant to assist the Company in implementing internal controls and meet the compliance requirements.

Other than these remediation measures, no significant changes have been made to our internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

As of December 31, 2011, our management determined that applicable controls were effectively designed and operated so as to enable our management to conclude that the previously identified material weaknesses had been remediated and our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. The discussion above under “Remediation of Material Weakness” includes descriptions of the material actual changes to our internal control over financial reporting in the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Steven Markscheid, an independent director, is our audit committee financial expert. Mr. Steven Markscheid satisfies the independent requirements of Section 303A of the Corporate Governance Roles of the NYSE and Rule 60A-3 under the Exchange Act.

ITEM 16B	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1/A (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010 and posted the code on our website at the following link: http://ir.jinkosolar.com/zhen/upload/201002031011121299.pdf. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person's written request.

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

	Year ended December 31,
	2010	2011
	(RMB in thousands)
Audit fees	4,359	4,464
Audit-related fees	2,996	678
Tax fees	425	1,954

Total	7,780	7,096

(1)	"Audit fees" means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audits of our annual financial statements and the effectiveness of internal control over financial reporting as of December 31, 2011 and the review of our interim financial statements.
(2)	"Audit-related fees" represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the assurance services rendered in connection with our initial public offering and the additional offering in 2010.
(3)	"Tax fees" represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services that are approved by the Audit Committee prior to the completion of the audit. All fees listed above were pre-approved by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On May 6, 2011, our directors approved a stock repurchase program, under which JinkoSolar is authorized to repurchase up to US$30 million of its ordinary shares represented by ADSs, from time to time, in open-market transactions within the 12 months following May 6, 2011.

The following table sets forth information about our purchases of outstanding ADSs from May 6, 2011 to the date of this annual report:

Period	(a) Total Number of ADSs Purchased	(b) Average Price Paid Per ADSs	(c) Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Approximate Dollar Value of ADSs That May Yet Be Purchased Under the Plans or Program (US$ in thousands)
May 6 through May 31, 2011	—	—	—	30,000
June 2011	—	—	—	30,000
July 2011	—	—	—	30,000
August 2011	—	—	—	30,000
September 2011	655,500	7.32	655,500	25,202
October 2011	567,100	4.85	567,100	22,451
November 2011	—	—	—	22,451
December 2011	257,230	5.08	257,230	21,145
January 2012	173,570	4.99	173,570	20,278
February 2012	—	—	—	20,278
March 2012	—	—	—	20,278
April 2012 (through April 18, 2012)	—	—	—	20,278
Total	1,653,400	5.88	1,653,400	20,278

In addition, on December 5, 2011, we repurchased an aggregate principal amount of US$2.0 million of our 4.00% convertible senior notes due 2016 for a total consideration of RMB5.2 million (US$0.8 million). As of the date of this annual report, our convertible senior notes with principal amount of US$123.0 million are outstanding.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated under the laws of Cayman Islands. Many of the corporate governance rules in the New York Stock Exchange Listed Company Manual, or the NYSE Standards, do not apply to us as a "foreign private issuer" and we are permitted to follow the corporate governance practices in the Cayman Islands in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires foreign private issuers listed on the New York Stock Exchange to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the New York Stock Exchange, or the U.S. domestic issuers. The following table sets forth a summary of such significant differences:

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice

Board of Directors	NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement.	Our directors may attend all of our board meetings.

	NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement.	We have not adopted any such method.

Audit Committee	If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement.	Our board of directors have not made any such determination.

Compensation Committee	NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement.	We have a compensation committee that consists of two independent directors and one executive director.

	NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement.	Our compensation committee has not produced any such report.

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our corporate governance and nominating committee consists of two independent directors and one executive director.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 9, 2010)

2.1	Registrant's Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant's Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.1*	2009 Long Term Incentive Plan, amended and restated as of January 25, 2010 and September 28, 2011

4.2	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.3	Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.5	English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.6	(a) Amended and Restated Supply Agreement between Jiangxi Jinko Solar Co., Ltd. and Hoku Materials, Inc. dated February 26, 2009, amended on November 25, 2009 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

(b) Amendment No. 2 to Amended and Restated Supply Agreement between Jiangxi Jinko Solar Co., Ltd. and Hoku Materials, Inc. dated December 18, 2010 (incorporated by reference to Exhibit 4.6(b) of our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 25, 2011)

(c) *†Amendment No.3 to Amended and Restated Supply Agreement between Jiangxi Jinko Solar Co., Ltd. and Hoku Materials, Inc. dated September 16, 2011

4.7	English translation of Purchase Contract between Jinko Solar Co., Ltd. and Wuxi Zhongcai Technological Co., Ltd. dated July 8, 2008, amended on January 7, 2009 and the Guarantee Contract dated July 10, 2008 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.8	English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.9	English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.10	Contract between Jinko Solar Co., Ltd. and Miyamoto Trading Limited, dated February 26, 2010 (incorporated by reference to Exhibit 10.55 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.11	Form of Executive Employment Agreement of Chief Strategy Officer (currently titled Chief Marketing Officer) (incorporated by reference to Exhibit 10.60 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on April 23, 2010)

4.12	Sales Contract between Zhejiang Jinko Solar Co., Ltd. and Up Solar Co., Ltd., dated May 31, 2010 (incorporated by reference to Exhibit 10.33 of our Registration Statement on Form F-1 (file No. 333-170146) filed with the Securities and Exchange Commission on November 1, 2010)

4.13	New Supply Contract and Distribution Agreement between Jinko Solar Import and Export Co., Ltd. and IBC Solar AG, dated May 31, 2010, amended on September 30, 2010 (incorporated by reference to Exhibit 10.34 of our Registration Statement on Form F-1 (file No. 333-170146) filed with the Securities and Exchange Commission on November 1, 2010)

8.1*	Subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.1**	The following financial information from JinkoSolar Holding Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2011, formatted in Extensible Business Reporting Language (XBRL):(i) Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011, (ii) Consolidated Balance Sheets as of December 31, 2010 and 2011, (iii) Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Loss for the years ended December 31, 2009, 2010 and 2011, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011, and (v) Notes to the Consolidated Financial Statements for the years ended December 31, 2009, 2010 and 2011.

*	Filed with this annual report on Form 20-F
**	As permitted by Rule 405(a)(2) of Regulation S-T, this exhibit will be filed by amendment to this Form 20-F within 30 days from the date of this filing.
†	Confidential treatment is being requested with respect to portions of this exhibit and such confidential treatment portions have been deleted and replaced with "****" and filed separately with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Exchange Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

By:	/s/ Kangping Chen

Name: Kangping Chen

Title: Director and Chief Executive Officer

Date: April 18, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders’ equity and comprehensive loss and of cash flows present fairly, in all material respects, the financial position of JinkoSolar Holding Co., Ltd. (“the Company”) and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2011). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 18, 2012

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

		For the year ended December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	USD (Note 2(aj))
Revenues from third parties		1,539,542,277	4,654,854,723	7,352,363,495	1,168,172,913
Revenues from related parties	24	28,317,315	—	32,587,949	5,177,703
Total revenues	4	1,567,859,592	4,654,854,723	7,384,951,444	1,173,350,616
Cost of revenues		(1,337,647,527)	(3,297,468,914)	(6,235,100,290)	(990,657,667)
Gross profit		230,212,065	1,357,385,809	1,149,851,154	182,692,949
Operating expenses:
Selling and marketing		(16,727,975)	(169,822,118)	(338,381,885)	(53,763,467)
General and administrative		(85,114,520)	(166,025,199)	(419,944,749)	(66,722,501)
Research and development		(5,896,939)	(31,616,200)	(29,992,990)	(4,765,406)
Goodwill impairment	28	—	—	(45,645,832)	(7,252,392)
Total operating expenses		(107,739,434)	(367,463,517)	(833,965,456)	(132,503,766)
Income from operations		122,472,631	989,922,292	315,885,698	50,189,183
Interest expenses, net		(29,936,782)	(64,268,374)	(182,502,237)	(28,996,685)
Convertible senior notes issuance costs		—	—	(30,154,071)	(4,790,999)
Subsidy income	2(ac)	8,569,118	15,696,641	25,553,802	4,060,090
Investment gain	1	82,063	60,058	—	—
Exchange loss		(2,181,537)	(10,143,414)	(138,994,253)	(22,083,963)
Other (expenses)/income , net		(1,338,598)	(1,357,861)	28,257,089	4,489,599
Change in fair value of forward contracts	27	—	98,039,341	36,604,889	5,815,931
Change in fair value of embedded derivatives	27	(13,599,301)	54,938	—	—
Change in fair value of convertible senior notes and capped call options	27	—	—	299,747,707	47,625,114
Income before income taxes		84,067,594	1,028,003,621	354,398,624	56,308,270
Income tax benefit/(expense)	5	1,342,038	(146,130,394)	(81,072,742)	(12,881,161)
Net income		85,409,632	881,873,227	273,325,882	43,427,109
Less: Net loss attributable to the non-controlling interests		—	—	16,937	2,691
Net income attributable to JinkoSolar Holding Co., Ltd.		85,409,632	881,873,227	273,342,819	43,429,800
Series A Redeemable Convertible Preferred Shares accretion	19	(31,832,994)	(13,433,242)	—	—
Series B Redeemable Convertible Preferred Shares accretion	19	(42,301,594)	(17,479,734)	—	—
Deemed dividend to a preferred shareholder	19	(8,015,089)	—	—	—
Allocation to preferred shareholders		(40,422,944)	(15,156,606)	—	—
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders		(37,162,989)	835,803,645	273,342,819	43,429,800
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	17	(0.73)	11.16	2.91	0.46
Diluted	17	(0.73)	10.92	(1.23)	(0.20)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic		(2.93)	44.64	11.64	1.85
Diluted		(2.93)	43.69	(4.92)	(0.78)

Weighted average ordinary shares outstanding:
Basic		50,731,450	74,896,543	93,966,535	93,966,535
Diluted		50,731,450	80,748,080	102,686,971	102,686,971

Each ADS represents four ordinary shares

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

	Note	December 31, 2010	December 31, 2011	December 31, 2011
		RMB	RMB	USD (Note 2(aj))
ASSETS
Current assets:
Cash and cash equivalents	2(d)	521,204,802	433,850,961	68,931,976
Restricted cash	2(e)	416,789,722	146,175,458	23,224,941
Short-term investments	2(f)	34,705,845	494,215,034	78,522,861
Accounts receivable, net—related parties	24	100,382	31,010,170	4,927,020
Accounts receivable, net—third parties	6	576,796,395	1,600,206,864	254,247,265
Notes receivable	2(g)	—	17,279,630	2,745,457
Advances to suppliers, net—third parties	7	339,738,092	208,104,089	33,064,410
Inventories	8	819,514,531	798,075,329	126,801,400
Forward contract receivables	27	96,871,563	64,954,682	10,320,260
Deferred tax assets—current	5	2,717,766	—	—
Other receivables—related parties	24	399,444	691,242	109,827
Prepayments and other current assets	9	385,635,603	813,910,281	129,317,320
Total current assets		3,194,474,145	4,608,473,740	732,212,737
Non-current assets:
Property, plant and equipment, net	10	1,938,978,220	3,840,798,972	610,241,499
Land use rights, net	11	261,858,588	368,042,926	58,476,132
Intangible assets, net	12	951,108	3,656,392	580,942
Advances to suppliers to be utilized beyond one year	7	234,577,110	209,630,940	33,307,002
Goodwill	3	45,645,832	—	—
Deferred tax assets—non-current	5	328,103	—	—
Capped call options	20	—	16,408,445	2,607,039
Other assets	13	203,532,685	129,387,926	20,557,671
Total assets		5,880,345,791	9,176,399,341	1,457,983,022
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable—a related party	24	—	35,887,845	5,702,004
Accounts payable—third parties		355,011,660	340,998,588	54,179,219
Notes payable	2(g)	571,522,154	909, 830,626	144, 557,528
Accrued payroll and welfare expenses		96,853,932	176,647,819	28,066,512
Advances from third party customers		164,956,890	85,523,982	13,588,392
Income tax payables	5	92,200,131	32,884,140	5,224,764
Other payables and accruals	14	456,415,783	813,027,659	129,177,085
Other payables due to a related party	24	—	1,094,047	173,827
Forward contract payables	27	13,063,592	5,524,497	877,754
Deferred tax liabilities—current	5	10,112,475	—	—
Bonds payable and accrued interests	15	—	1,039,635,333	165,181,419
Contingent liabilities	26(c)	10,000,000	—	—
Short-term borrowings from third parties, including current portion of long-term bank borrowings	16	1,171,776,271	2,200,032,066	349,549,893
Guarantee liabilities	26(d)	—	1,500,000	238,326
Total current liabilities		2,941,912,888	5,642,586,602	896,516,723
Non-current liabilities:
Long-term borrowings	16	269,250,000	155,500,000	24,706,462
Guarantee liabilities	26(d)	1,500,000	—	—
Accrued warranty costs – non-current		—	85,361,926	13,562,644
Convertible senior notes	20	—	387,777,235	61,611,598
Deferred tax liability—non-current	5	2,481,027	—	—
Total liabilities		3,215,143,915	6,271,225,763	996,397,427

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2010 AND 2011

	Note	December 31, 2010	December 31, 2011	December 31, 2011
		RMB	RMB	USD (Note 2(aj))
Commitments and contingencies	26
Shareholders' Equity
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 95,078,242 and 89,435,058 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	21	13,832	13,200	2,097
Additional paid-in capital		1,542,089,341	1,507,224,827	239,473,908
Statutory reserves	2(ae)	164,586,834	178,984,364	28,437,751
Accumulated other comprehensive loss		—	(134,611)	(21,388)
Treasury stock, at cost; nil and 1,028,920 shares of ordinary shares as of December 31, 2010 and 2011, respectively	2(ad)	—	(8,354,423)	(1,327,384)
Retained earnings		958,511,869	1,217,457,158	193,434,462
Total JinkoSolar Holding Co., Ltd. shareholders' equity		2,665,201,876	2,895,190,515	459,999,446
Non-controlling interests		—	9,983,063	1,586,149
Total liabilities and shareholders' equity		5,880,345,791	9,176,399,341	1,457,983,022

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

		Ordinary Shares				JinkoSolar Holding Co., Ltd shareholders' equity
	Notes	Number of shares	Par value	Additional paid in capital	Statutory reserves	Accumulated other comprehensive loss	Treasury stock	Retained earnings	Non-controlling interests	Total equity	Total comprehensive income
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009		50,731,450	7,809	121,463,257	25,825,125	—	—	243,053,372	—	390,349,563	—
Series A Redeemable Convertible Preferred Shares accretion		—	—	—	—	—	—	(31,832,994)	—	(31,832,994)	—
Series B Redeemable Convertible Preferred Shares accretion		—	—	—	—	—	—	(42,301,594)	—	(42,301,594)	—
Deemed dividend to a preferred shareholder	19	—	—	8,015,089	—	—	—	(8,015,089)	—	—	—
Contribution from the Shareholders in the form of ordinary shares	19	—	—	43,561,732	—	—	—	—	—	43,561,732	—
Non-cash compensation to ordinary shareholders/employees	19	—	—	20,889,414	—	—	—	—	—	20,889,414	—
Net income attributable to JinkoSolar Holding Co., Ltd.		—	—	—	—	—	—	85,409,632	—	85,409,632	85,409,632
Appropriation to statutory reserves of Jiangxi Jinko		—	—	—	12,609,573	—	—	(12,609,573)	—	—	—
Balance as of December 31, 2009		50,731,450	7,809	193,929,492	38,434,698	—	—	233,703,754	—	466,075,753	85,409,632
Series A Redeemable Convertible Preferred Shares accretion		—	—	—	—	—	—	(13,433,242)	—	(13,433,242)	—
Series B Redeemable Convertible Preferred Shares accretion		—	—	—	—	—	—	(17,479,734)	—	(17,479,734)	—
Share-based compensation		—	—	24,128,751	—	—	—	—	—	24,128,751	—
Issuance of shares upon initial public offerings		23,340,000	3,187	368,561,458	—	—	—	—	—	368,564,645	—
Conversion of Series A Redeemable Convertible Preferred Shares	19	5,375,150	734	202,490,448	—	—	—	—	—	202,491,182	—
Conversion of Series B Redeemable Convertible Preferred Shares	19	7,481,250	1,022	305,182,543	—	—	—	—	—	305,183,565	—
Issuance of shares in secondary offerings		8,000,000	1,060	445,720,579	—	—	—	—	—	445,721,639	—
Exercise of share options		150,392	20	2,076,070	—	—	—	—	—	2,076,090	—
Net income attributable to JinkoSolar Holding Co., Ltd.		—	—	—	—	—	—	881,873,227	—	881,873,227	881,873,227
Appropriation to statutory reserves of Jiangxi Jinko and Zhejiang Jinko		—	—	—	126,152,136	—	—	(126,152,136)	—	—	—
Balance as of December 31, 2010		95,078,242	13,832	1,542,089,341	164,586,834	—	—	958,511,869	—	2,665,201,876	881,873,227
Capital contribution from non-controlling interests holder		—	—	—	—	—	—	—	10,000,000	10,000,000	—
Share-based compensation		—	—	9,879,124	—	—	—	—	—	9,879,124	—
Repurchase of shares of the Company		(5,919,320)	(668)	(48,502,683)	—	—	(8,354,423)	—	—	(56,857,774)	—
Components of comprehensive income
Net income		—	—	—	—	—	—	273,342,819	(16,937)	273,325,882	273,325,882
Foreign currency translation adjustments		—	—	—	—	(134,611)	—	—	—	(134,611)	(134,611)
Total comprehensive income									(16,937)	273,191,271	273,191,271
Exercise of share options		276,136	36	3,759,045	—	—	—	—	—	3,759,081	—
Appropriation to statutory reserves of Jiangxi Jinko, Zhejiang Jinko and Jiangxi Material		—	—	—	14,397,530	—	—	(14,397,530)	—	—	—
Balance as of December 31, 2011		89,435,058	13,200	1,507,224,827	178,984,364	(134,611)	(8,354,423)	1,217,457,158	9,983,063	2,905,173,578
Balance as of December 31, 2011 USD (Note 2(aj))		89,425,058	2,097	239,473,908	28,437,751	(21,388)	(1,327,384)	193,434,462	1,586,149	461,585,595

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD (Note 2(aj))
Cash flows from operating activities:
Net income	85,409,632	881,873,227	273,325,882	43,427,109
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Change in fair value of embedded derivatives (Note 27)	13,599,301	(54,938)	—	—
Change in fair value of forward contracts (Note 27)	—	(83,807,971)	24,377,786	3,873,240
Change in fair value of convertible senior notes (Note 27)	—	—	(398,030,217)	(63,240,633)
Change in fair value of capped call options (Note 27)	—	—	98,282,510	15,615,518
Share-based compensation charge (Note 23)	—	24,128,751	9,879,124	1,569,635
Deferred income taxes	(1,342,038)	8,110,198	4,209,187	668,772
Non-cash compensation to ordinary shareholders/employees (Note 21)	20,889,414	—	—	—
Depreciation of property, plant and equipment	43,840,980	96,751,960	263,846,113	41,920,925
Amortization of land use rights	2,245,016	4,075,087	5,558,122	883,097
Amortization of intangible assets	4,130	58,219	223,926	35,578
Amortization of deferred financing cost	250,000	500,000	500,000	79,442
Inventories provision	11,422,243	29,602,473	201,662,101	32,040,881
Provision for allowance of doubtful accounts	2,800,000	8,343,659	179,391,417	28,502,426
Provision for other receivable	4,000,000	1,500,000	—	—
Provision for advance to suppliers	—	—	652,937	103,741
Loss on disposal of property, plant and equipment	—	1,739,587	2,488,103	395,320
Property, plant and equipment impairment	—	5,376,071	—	—
Goodwill impairment	—	—	45,645,832	7,252,392
Investment income	(82,063)	(60,058)	—	—
Contingent liability	—	10,000,000	—	—
Exchange loss	2,181,537	10,143,414	138,994,253	22,083,963
Changes in operating assets and liabilities:
Increase in accounts receivable	(143,616,567)	(373,984,543)	(1,340,304,800)	(212,952,986)
(Increase)/decrease in notes receivable	(13,301,730)	13,301,730	(17,279,630)	(2,745,457)
Decrease/(increase) in advances to suppliers	3,107,915	(252,439,360)	150,636,168	23,933,677
Decrease/(increase) in inventories	46,504,747	(603,924,606)	(180,222,899)	(28,634,535)
Increase in other receivables from related parties	—	(399,444)	(291,798)	(46,362)
Increase in prepayments and other current assets	(76,817,335)	(282,504,242)	(458,886,559)	(72,909,731)
Decrease/(increase) in other assets	—	5,236,700	(31,341,556)	(4,979,672)
Increase/(decrease) in accounts payable	66,469,936	282,452,726	25,056,512	3,981,079
Increase in accrued payroll and welfare expenses	21,217,295	61,864,602	79,793,458	12,677,904
(Decrease)/increase in advances from third party customers	(139,608,876)	128,400,891	(77,627,705)	(12,333,800)
Increase/(decrease) in income tax payables	—	92,200,131	(59,315,991)	(9,424,362)
(Decrease)/increase in other payables and accruals	(25,470,359)	161,928,786	260,642,981	41,411,999
Net cash (used in)/provided by operating activities	(76,296,822)	230,413,050	(798,134,743)	(126,810,840)

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD (Note 2(aj))
Cash flows from investing activities:
(Increase)/Decrease in restricted cash	2,046,420	(222,538,376)	159,941,605	25,412,162
Purchase of property, plant and equipment	(242,770,774)	(1,307,932,241)	(2,015,416,953)	(320,217,506)
Purchase of land use rights	(42,500,610)	(37,556,165)	(115,987,700)	(18,428,590)
Purchase of intangible assets	(283,261)	(730,196)	(2,929,210)	(465,405)
Cash paid for short-term investments	(50,400,000)	—	(459,509,189)	(73,008,657)
Net cash paid for acquisition of a subsidiary	(69,248,833)	—	—	—
Proceeds from disposal of property, plant and equipment	—	395,250	230,323	36,595
Cash collected from short-term investments	—	15,816,513	—	—
Repayment of loan by a third party	3,000,000	—	—	—
Net cash used in investing activities	(400,157,058)	(1,552,545,215)	(2,433,671,124)	(386,671,401)
Cash flows from financing activities:
Net proceeds from public offering of ordinary shares	—	814,286,284	—	—
Proceeds from exercise of share options	—	2,076,090	3,759,081	597,258
Net proceeds from issuance of convertible senior notes	—	—	812,525,000	129,097,221
Repurchase of convertible senior notes	—	—	(5,222,773)	(829,815)
Proceeds from issuance of bonds	—	—	1,000,000,000	158,883,999
Repurchase of common stock	—	—	(56,857,774)	(9,033,790)
Cash paid for capped call options	—	—	(117,003,600)	(18,590,000)
Capital contributions by non-controlling interests holder	—	—	10,000,000	1,588,840
Cash paid for capital lease	(7,541,257)	(3,692,176)	—	—
Borrowings from third parties	1,294,956,061	2,471,127,222	5,971,912,049	948,841,267
Repayment of borrowings to third parties	(681,692,735)	(1,955,434,977)	(4,915,672,032)	(781,021,629)

	For the year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD (Note 2(ai))
(Increase)/decrease in cash restricted for notes payable (Note 2(g))	(43,986,784)	(121,424,144)	110,672,659	17,584,115
Increase in notes payable (Note 2(g))	39,553,566	489,878,911	338,308,472	53,751,803
Net cash provided by financing activities	601,288,851	1,696,817,210	3,152,421,082	500,869,269
Effect of foreign exchange rate changes on cash and cash equivalents	321,039	(5,959,840)	(7,969,056)	(1,266,155)
Net increase/(decrease) in cash and cash equivalent	125,156,010	368,725,205	(87,353,841)	(13,879,127)
Cash and cash equivalents, beginning of year	27,323,587	152,479,597	521,204,802	82,811,103
Cash and cash equivalents, end of year	152,479,597	521,204,802	433,850,961	68,931,976
Supplemental disclosure of cash flow information
Cash paid for income tax	—	59,968,864	140,611,920	22,340,984
Cash paid for interest expenses (net of amounts capitalized)	30,195,110	63,880,195	202,038,731	32,100,721
Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables - net	91,387,236	268,668,526	311,905,309	49,556,763
Payable under capital lease	3,744,481	—	—	—
Conversion of Redeemable Convertible Preferred Shares into ordinary shares upon the Company's IPO	—	507,674,747	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

1.	ORGANIZATION AND NATURE OF OPERATIONS

JinkoSolar Holding Co., Ltd. (the "Company") was incorporated in the Cayman Islands on August 3, 2007. On May 14, 2010, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States.

The Company and its subsidiaries (collectively the “Group”) are principally engaged in the design, development, production and marketing of photovoltaic products and also provide solar system integration services as well as developing commercial solar power projects.

JinkoSolar Technology Limited (“Paker”, formally known as Paker Technology Limited) was incorporated in Hong Kong as a limited liability company on November 10, 2006 by a Hong Kong citizen and a citizen of People's Republic of China ("the PRC"), who held the investment on behalf of three PRC shareholders (the "Shareholders") via a series of entrustment agreements. On December 16, 2008, all of the then existing shareholders of Paker exchanged their respective shares of Paker for equivalent classes of shares of the Company (the "Share Exchange"). As a result, Paker became a wholly-owned subsidiary of the Company. On December 13, 2006, Paker established Jinko Solar Co., Ltd. (“Jiangxi Jinko”) as a wholly foreign owned enterprise in Shangrao, Jiangxi province, the PRC.

The immediate family members of the Shareholders established Jiangxi Desun Energy Co., Ltd. (“Desun”) on behalf of the Shareholders on June 6, 2006 in Shangrao, Jiangxi province, the PRC. In January 2007 the shares were transferred to the shareholders of the Company. From February 28, 2007 to August 9, 2007, Paker entered into various agreements with Desun under which Paker injected capital into Desun. Upon the completion of the capital injections, the Shareholders owned 72.98% of Desun, Paker owned the remaining 27.02% and Desun became a foreign invested enterprise. In addition, on February 27, 2007, the Shareholders executed an agreement whereby they pledged their shares and beneficial interest (“Share Pledge Agreement”) in Desun to Paker. As a result, Paker obtained 100% voting control and economic interest of Desun (“Reorganization”).

The Reorganization and the Share Exchange were accounted for as legal reorganization of entities under common control, in a manner similar to pooling of interests. Accordingly, the accompanying consolidated financial statements were prepared as if the current corporate structure had been in existence from the inception of Desun. On July 28, 2008, Paker disposed its equity interests in Desun to a third party. Concurrently with the disposal, the Shareholders and Paker terminated the Share Pledge Agreement. The disposal and the termination of the Share Pledge Agreement were both approved by the local authorities on July 28, 2008. Consequently, the Company deconsolidated Desun as of July 28, 2008.

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2011:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Technology Limited (“Paker”)	November 10, 2006	Hong Kong	100%

JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

Zhejiang Jinko Solar Co., Ltd. ("Zhejiang Jinko")	September 30, 2009	PRC	100%

Zhejiang Jinko Trading Co., Ltd. ("Zhejiang Trading")	June 13, 2010	PRC	100%

Delingha Ruiqida Solar Power Co., Ltd ("Delingha Solar Power")	December 6, 2011	PRC	88.7%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG (“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

JinkoSolar (US) Holdings Inc. (“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

In June 2009, the Company acquired 100% equity interest in Zhejiang Jinko for a total consideration of RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Company consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko is a solar cell manufacturer which was also one of Jiangxi Jinko's major solar wafer customers before the acquisition.

Other than Zhejiang Jinko, all other subsidiaries were formed by the Company.

In December 2011, the Company established a subsidiary, Delingha Solar Power, with a registered capital of RMB88.5 million in the PRC. The Company and an independent third party held 88.7% and 11.3%, respectively, of the equity interest of the project company. Delingha Solar Power is developing its self-owned on-grid solar power plant with a total capacity of 30MW in Delingha, Qinghai Province which Delingha Solar Power plans to operate upon its completion.

2.     PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, the economic useful lives of property, plant and equipment and intangible assets, assumptions used in purchase price allocation, assumptions used to measure impairment of goodwill, property, plant and equipment and intangible assets, certain accrued liabilities including accruals for warranty costs, accounting for share-based compensation, fair value measurements, legal contingencies, and income taxes and related tax valuation allowance.

The Company has a negative working capital balance at December 31, 2011. Management believes that the Company’s current cash position as of December 31, 2011, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet the Company’s working capital and capital expenditure requirements for at least the next twelve months from December 31, 2011. However, given that certain bank borrowings and bonds due within the near term future (Note 15 and Note 16), sufficient funds may not be available to the Company. Accordingly, the Company may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve covenants that would restrict the Company. Additional funds may not be available on terms favorable to the Company or at all. Failure to manage discretionary spending or raise additional capital or debt financing as required may adversely impact the Company’s ability to achieve its intended business objectives. The Company believes, although it is not certain, that it will be able to maintain compliance with the convertible senior notes covenants and repay short term borrowings and other liabilities as those become due for at least the next twelve months from December 31, 2011, and as such, these financial statements are prepared under the going concern assumption which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

For the Company’s majority-owned subsidiaries, non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group.

c. Foreign currency translation

The Group's reporting currency is the Renminbi ("RMB"), the official currency in the PRC. The Company and certain subsidiaries use RMB as their functional currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the consolidated statements of operations.

For consolidation purpose, the financial statements of the Company’s subsidiaries whose functional currencies are other than the RMB are translated into RMB using exchange rates quoted by PBOC. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of in accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive loss.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to RMB775.9 million and RMB461.7 million as of December 31, 2010 and 2011, respectively.

d. Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

e. Restricted cash

Restricted cash represents deposits legally held by a bank which are not available for the Group's general use. These deposits are held as collateral for issuance of letters of credit or guarantee, bank acceptance notes to vendors for purchase of machinery and inventories and forward contracts.

f. Short-term investments

Short-term investments represent the bank time deposits with original maturities longer than three months and less than one year.

g. Notes receivable and payable

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

h. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assessed accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any.

i. Short-term and long-term advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances from the suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year.

j. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold.

In addition, the Company analyzes its firm purchase commitments, which currently consist primarily of the long-term fixed price polysilicon supplier agreements, at each period end. Provision is made in the current period when the anticipated inventories cost from future execution of such supplier agreement is in excess of market.

k. Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Depreciation, taking into consideration any estimated residual value, is computed using the straight-line method over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	10 years
Furniture, fixture and office equipment	3-5 years
Motor vehicles	4-5 years
Solar power projects	20 years

Construction in progress primarily represents the construction of new production line and solar power projects. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences. Interest expense incurred for qualifying assets are capitalized in accordance with Capitalization of Interest. Interest expense capitalized for the years ended December 31, 2009, 2010 and 2011 were RMB193,124, RMB2,147,440 and RMB3,505,464, respectively.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

l. Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company’s weighted average cost of borrowed money.

m. Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

n. Intangible assets

Intangible assets include purchased software and fees paid to register trademarks, which are amortized on a straight-line basis over their estimated useful lives, which are 5 or 10 years.

o. Goodwill

Goodwill represents the excess of (i) the aggregate of (a) the consideration transferred measured in accordance with ASC 805, which generally requires acquisition-date fair value; (b) the fair value of any noncontrolling interest in the acquiree; and (c) in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the consideration transferred is less than the fair value of the net assets acquired, the difference is recognized directly in the consolidated statement of operations. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 should be recognized as goodwill.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The Company performs a two-step goodwill impairment test. The first step, identifying potential impairment, compares the fair values of each reporting unit to its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied value is recognized as an impairment loss.

An impairment loss of nil, nil and RMB45,645,832 was recorded in 2009, 2010 and 2011, respectively. See Note 28. “Goodwill” to the Company’s consolidated financial statements for additional information on the Company’s goodwill impairment tests.

p. Business combination

The Company accounts for business combinations using the acquisition method of accounting. This method requires that the acquisition consideration to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Company acquires based on their estimated fair values. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

q. Impairment of long-lived assets

The Company’s long-lived assets include property, plant and equipment, solar power project assets and other intangible assets with finite lives. The Company’s business requires heavy investment in manufacturing equipment that is technologically advanced, but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets for the Company were nil, RMB5,376,071 and nil for the years ended December 31, 2009, 2010 and 2011, respectively, which was recorded in general and administrative expenses (Note 10).

r. Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at the present value of minimum lease payments or the fair value of the asset, whichever is less. Assets under capital leases are amortized on a basis consistent with that of similar fixed assets or the lease term, whichever is less. Operating lease costs are recognized on a straight-line basis over the lease term.

s. Revenue recognition

The Company recognizes revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. For all sales, the Company requires a contract or purchase order which quantifies pricing, quantity and product specifications.

For sales of photovoltaic products from PRC to foreign customers, delivery of the products generally occurs at the point in time the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV products to domestic customers in PRC or by foreign subsidiaries, delivery of the product occurs generally at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

The Group offers to its solar modules customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. For the solar module sales contracts signed subsequent to October 1, 2010, the Group no longer offers the rights to return and refund to its customers. Actual returns were 0.1% and 0.2% of total sales for the years ended December 31, 2009 and 2010, respectively.

The Group provides solar power product processing services to customers and the revenue of processing services is recognized upon completion which is generally evidenced by delivery of processed products to the customers.

The Company recognizes revenue related to solar system integration on the percentage-of-completion method. The Company estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly.

Advance payments received from customers for the future sale of inventory are recognized as advances from third party customers in the consolidated balance sheets. Advances from third party customers are recognized as revenues when the conditions for revenue recognition described above have been satisfied. Advances from third party customers have been recognized as a current liability because the amount at each balance sheet date is expected to be recognized as revenue within twelve months.

In the PRC, value added tax (“VAT”) at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

t. Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping and handling costs for raw materials purchase and provision for inventories.

u. Warranty cost

Solar modules produced by the Group are typically sold with either a 2-year or 5-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, the Group is exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

Due to limited warranty claim history, the Group estimates warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group began the sales of solar modules in the first half of 2009 and has not experienced any material warranty claims to-date in connection with declines in the power generation capacity of its solar modules or defects. The provision for warranty cost as of December 31, 2009, 2010 and 2011 were RMB1,727,717, RMB33,432,852 and RMB96,463,635, respectively. The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2009, 2010 and 2011, warranty cost expenses were RMB1,727,717, RMB31,705,135 and RMB63,030,783, respectively. There was nil utilization of the warranty accruals for each of the years ended December 31, 2009, 2010 and 2011.

v. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB1,632,428, RMB57,261,154 and RMB119,821,738 for the years ended December 31, 2009, 2010 and 2011, respectively.

w. Research and development

Research and development costs are expensed when incurred.

x. Start-up costs

The Company expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities and costs incurred with the formation of new subsidiaries such as organization costs.

y. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, the Group did not have any interest and penalties associated with tax positions. As of December 31, 2011 and 2010, the Group did not record any liability for any uncertain tax positions.

z. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

aa. Financial guarantees

The Group issues guarantees in favor of certain third parties. A guarantee requires the issuer to make payments to reimburse the holder for a loss it incurs when a specified debtor fails to make repayments to the holder, when the debtor's liability to the holder falls due.

A guarantee is initially recognized at the estimated fair value in the Group's consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group's consolidated balance sheets at the expected amount payable to the holder. The guarantee is derecognized when the Group's obligation to the holder expires.

ab. Fair value of financial instruments

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

When available, the Company measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company's evaluation of those factors changes. Although the Company uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Company's consolidated assets, liabilities, equity and net income.

The Company's financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, accounts and notes receivable, forward contract receivable, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contract payables, bonds payable, short-term borrowings, long-term borrowings, guarantee liability and convertible senior notes (Note 27).

ac. Government grants

Government grants related to technology upgrades and development of export markets are recognized as subsidy income when received. For the years ended December 31, 2009, 2010 and 2011, the Group received financial subsidies of RMB8,569,118, RMB15,696,641 and RMB25,553,802 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. The Company received government grant for assets of nil, RMB55,000,000 and RMB91,611,300 during the years ended December 31, 2009, 2010 and 2011, respectively.

ad. Repurchase of share

When the Company’s shares are retired, or purchased for constructive retirement (with or without an intention to retire the stock formally in accordance with applicable laws), the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price over its par value is shown separately as treasury stock.

ae. Statutory reserves

Zhejiang Jinko, as sino-foreign owned joint venture incorporated in the PRC, is required to make appropriations of net profits, after recovery of accumulated deficit, to (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund prior to distribution of dividends to investors. These reserve funds are set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (the "PRC GAAP"). The percentage of net profit for appropriation to these funds is at the discretion of their board of directors.

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

Except for the aforementioned subsidiaries, the Company's other subsidiaries, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after-tax profit determined in accordance with the PRC GAAP.

Once the level of the general reserve fund and the statutory reserve fund reach 50% of the registered capital of the underlying entities, further appropriations to these funds are discretionary. The Group's statutory reserves can only be used for specific purposes of enterprises expansion and staff bonus and welfare, and are not distributable to the shareholders except in the event of liquidation. Appropriations to these funds are accounted for as transfers from retained earnings to the statutory reserves.

During the years ended December 31, 2009, 2010 and 2011, the Group made total appropriations to these statutory reserves of RMB12,609,573, RMB126,152,136 and RMB14,397,530, respectively.

af. Segment reporting

The Group operates and manages its business as a single segment primarily in China.

ag. Earnings(Loss) per share

Basic earnings(loss) per share is computed by dividing net income(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings(loss) per share is calculated by dividing net income(loss) attributable to ordinary shareholders, as adjusted for the change in income or loss as result from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

ah. Share-based compensation

The Company’s share-based payment transactions with employees, including share options, are measured based on the grant-date fair value of the equity instrument issued. The fair value of the award is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

ai. Other comprehensive income(loss)

Other comprehensive income(loss) is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income(loss) for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries whose assets and liabilities are translated from their respective functional currencies at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the applicable period.

aj. Convenience translation

Translations of amounts from RMB into United States dollars ("US$" or "USD") are solely for the convenience of readers and were calculated at the rate of RMB6.2939 to US$1.00, the noon buying rate in effect on December 30, 2011, as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2011, or at any other rate.

ak. Recent accounting pronouncements

In May 2011, the Financial Accounting Standards Board ("FASB") amended its fair value principles and disclosure requirements. The amended fair value guidance states that the concepts of highest and best use and valuation premise are only relevant when measuring the fair value of nonfinancial assets and prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of account is specified in other guidance. The amendment became effective for the Company on January 1, 2012. The Company does not anticipate that this amendment will have a material impact on its consolidated financial statements.

In June 2011, the FASB amended its disclosure guidance related to the presentation of comprehensive income. This amendment eliminates the option to report other comprehensive income and its components in the statement of changes in shareholders’ equity and requires presentation and reclassification adjustments on the face of the income statement. In December, 2011, the FASB further amended its guidance to defer changes related to the presentation of reclassification adjustments indefinitely as a result of concerns raised by stakeholders that the new presentation requirements would be difficult for preparers and add unnecessary complexity to financial statements. The amendment (other than the portion regarding the presentation of reclassification adjustments which, as noted above, has been deferred indefinitely) became effective for the Company on January 1, 2012 and will not have any impact on its financial position, but will impact its financial statement presentation.

In September 2011, the FASB amended its goodwill guidance by providing entities an option to use a qualitative approach to test goodwill for impairment. An entity will be able to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. The amendment became effective for the Company on January 1, 2012. The Company does not anticipate that this amendment will have a material impact on its consolidated financial statements.

3.	BUSINESS COMBINATION

In June 2009, the Company acquired 100% equity interest in Zhejiang Jinko for a total consideration of approximately RMB100 million. The acquisition was consummated on June 30, 2009. Consequently, the Company consolidated the financial statements of Zhejiang Jinko starting from June 30, 2009. Zhejiang Jinko was established in August 2006 and is a manufacturer of solar cells. This acquisition allows the Company to expand its business to manufacturing of solar cells.

The total consideration of approximately RMB100 million for the purchase of Zhejiang Jinko was allocated as follows:

As of June 30, 2009
RMB
Current assets	143,933,792
Property, plant and equipment	104,903,986
Land use rights	22,612,281
Other assets	9,881,184

Current liabilities	(194,190,602)
Non-current liabilities	(30,000,000)
Deferred tax liabilities	(2,779,473)
Net assets at acquisition date	54,361,168
Goodwill	45,645,832
Total purchase consideration	100,007,000

In accordance with ASC 350, Intangibles – Goodwill and Other, goodwill is not amortized but tested for impairment. In the fourth quarter of 2011, due to the challenging solar market conditions and significant reduction of the Company’s market capitalization since the second quarter of 2011, the Company recognized an impairment of goodwill of RMB45,645,832 related to the acquisition of equity interest in Zhejiang Jinko at December 31, 2011 (Note 28).

The following unaudited pro forma financial information illustrates the estimated results of operations for the year ended December 31, 2009, as if the acquisition of Zhejiang Jinko had occurred as of the beginning of the period presented, after giving effect to acquisition accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place on the beginning of the period presented, and may not be indicative of future operating results.

Year ended December 31, 2009
(Unaudited)
RMB
Net revenue	1,667,204,507
Net income	73,109,519
Net loss attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share—basic and diluted	(0.97)

4.	REVENUES

The Group's revenues for the respective periods included sales of products, services of solar power product processing services and solar system integration services which are detailed as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Sales of solar modules	182,015,116	3,247,825,572	6,647,264,147
Sales of silicon wafers	1,102,232,823	909,647,382	517,935,191
Sales of solar cells	225,866,285	432,863,616	168,388,351
Solar system integration services	—	—	24,798,017
Sales of silicon ingots	98,882	10,803,010	14,363,232
Sales of recovered silicon materials	28,039,357	—	6,365,978
Processing service fees	29,607,129	53,715,143	5,836,528
Total	1,567,859,592	4,654,854,723	7,384,951,444

The Group operates in a single business segment that includes the design, development, and manufacture of PV products, solar system integration services as well as developing commercial solar power projects. The following table summarizes the Group's net revenues generated from sales of products and provision of processing and solar system integration services to customers in respective geographic locations:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	1,265,011,733	1,600,001,420	1,281,483,521
Outside China
Germany	90,424,974	1,157,707,877	2,422,250,586
Italy	2,232,377	1,130,191,372	1,846,512,600
France	10,516,282	21,597,179	414,941,954
Cyprus	—	—	304,723,650
Belgium	19,295,157	274,242,843	222,280,387
Rest of the world	180,379,069	471,114,032	892,758,746
Total	1,567,859,592	4,654,854,723	7,384,951,444

5.	TAXATION

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

People’s Republic of China

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "CIT Law") with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. As foreign invested enterprises, Jiangxi Jinko and Zhejiang Jinko are entitled to a two year tax exemption from CIT and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko and Zhejiang Jinko are each subject to CIT rate of 12.5% starting from year 2010 to year 2012.

Additionally, under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. The Company was not considered to fulfill above criteria as of December 31, 2011 and therefore the applicable WHT rate was 10%. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totaled RMB1,243,797,938 and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB124,379,794 as of December 31, 2011.

Hong Kong

The Company's subsidiaries established in Hong Kong, Paker and JinkoSolar International, are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.65% in 2011.

Jinko GMBH is incorporated in Germany and is subject to Germany profit tax rate of approximately 33% on the assessable profit.

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 31.4%.

Jinko France is incorporated in France and is subject to corporate income tax at 33.33%.

United States

Both Jinko US and Jinko US Holding are incorporated in Delaware, the United States. Jinko US and Jinko US Holding do not conduct any business in Delaware, thus, they are not subject to Delaware State income tax. Jinko US conducts business in California. It is subject to a progressive federal corporate income tax from 15% to 35% and California state income tax of 8.84%, which is deductible for federal income tax purpose.

Composition of Income Tax Expense

Earnings before income taxes for the years ended December 31, 2009, 2010 and 2011 were taxed within the following jurisdictions:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Cayman Islands	(34,488,715)	(2,187,039)	246,885,595
PRC	118,556,309	1,032,571,112	127,032,230
Other countries	—	(2,380,452)	(19,519,201)
Income tax benefit/(expense)	84,067,594	1,028,003,621	354,398,624

The increase in earnings attributed to Cayman Islands was mainly due to the fair value gain from convertible senior notes.

The current and deferred positions of income tax expense included in the consolidated statement of operations for the years ended December 31, 2009, 2010 and 2011 are as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Current income tax expense
PRC	—	(138,020,196)	(76,792,019)
Other countries	—	—	(71,536)
Total current income tax expense	—	(138,020,196)	(76,863,555)
Deferred PRC tax benefit/(expense)	1,342,038	(8,110,198)	(4,209,187)
Income tax benefit/(expense)	1,342,038	(146,130,394)	(81,072,742)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Company's effective tax rate is as follows:

	Year Ended December 31,
	2009	2010	2011
	%	%	%
Statutory CIT rate	25	25	25
Effect of permanent differences:
—Change in fair value of embedded derivative	4.1	—	—
—Compensation charge from the modification to Series B Redeemable Convertible Preferred Shares	6.2	—	—
—Share-based compensation expenses	—	0.6	0.7
—Change in fair value of convertible senior notes and capped call options	—	—	(21.1)
—Goodwill impairment	—	—	3.2
—Accrued payroll and welfare expenses	5.3	0.9	4.4
—Other non-deductible expenses	0.6	—	5.6
Difference in tax rate of a subsidiary outside the PRC	0.7	0.0	(0.9)
Effect of tax holiday for subsidiaries	(45.1)	(12.9)	(13.2)
Change in valuation allowance	1.6	0.6	19.1

	Year Ended December 31,
	2009	2010	2011
	%	%	%
Effective CIT rate	(1.6)	14.2	22.8

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries are as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
The aggregate amount of effect	37,888,279	132,120,599	46,723,125
Per share effect—basic	0.75	1.76	0.50
Per share effect—diluted	0.75	1.64	0.46

Significant components of deferred tax assets—current

	As of December 31,
	2010	2011
	RMB	RMB
Net operating losses	5,088,387	—
Provision for inventories, accounts receivable and other receivable	904,195	57,690,574
Change in fair value of forward contracts	—	(14,042,284)
Accrued warranty costs	2,121,462	1,688,813
Contingent liability	1,250,000	—
Other temporary differences	(337,564)	599,211
Total deferred tax assets	9,026,480	45,936,314
Less: Valuation allowance	(6,308,714)	(45,936,314)
Net deferred tax assets—current	2,717,766	—

Significant components of deferred tax assets—non-current

	As of December 31,
	2010	2011
	RMB	RMB
Net operating losses	—	13,970,679
Accrued warranty costs	—	12,485,470
Increase in fair value of property, plant and equipment and land use rights arising from business combination	—	(2,920,881)
Impairment of property, plant and equipment	328,103	598,075
Pre-operating expenses of a subsidiary that are deductible in future periods	—	50,487
Assets related government grant	—	3,131,413
Other temporary differences	—	715,514
Total deferred tax assets	328,103	28,030,757
Less: Valuation allowance	—	(28,030,757)
Deferred tax assets—non-current, net	328,103	—

Significant components of deferred tax liabilities—current

	As of December 31,
	2010	2011
	RMB	RMB
Change in fair value of forward contracts	17,576,184	—
Bad debt write-off pending approval for tax deduction	(1,344,194)	—
Accrued warranty costs	(2,667,808)	—
Provision for inventories and other receivable	(3,451,707)	—
Deferred tax liabilities—current, net	10,112,475	—

Significant components of deferred tax liabilities—non-current

	As of December 31,
	2010	2011
	RMB	RMB
Increase in fair value of property, plant and equipment and land use rights arising from business combination	2,925,907	—
Impairment of property, plant and equipment	(343,906)	—
Pre-operating expenses of a subsidiary that are deductible in future periods	(100,974)	—

Deferred tax liabilities—non-current, net	2,481,027	—

Movement of valuation allowances

	As of December 31,
	2009	2010	2011
	RMB	RMB	RMB
At beginning of year	(639,627)	(1,994,833)	(6,308,714)
Current year additions	(1,355,206)	(4,517,852)	(69,445,609)
Reversal of valuation allowances	—	203,971	1,787,252
At end of year	(1,994,833)	(6,308,714)	(73,967,071)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2009, 2010 and 2011, valuation allowances of RMB1,994,833, RMB6,308,714 and RMB73,967,071 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur.

6.	ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2010	2011
	RMB	RMB
Accounts receivables	577,175,283	1,779,953,029
Allowance for doubtful accounts	(378,888)	(179,746,165)
Accounts receivable, net	576,796,395	1,600,206,864

Movement of allowance of doubtful accounts

	As of December 31,
	2010	2011
	RMB	RMB
At beginning of year	2,800,000	378,888
Addition	8,534,372	184,990,129
Write-off	(10,764,771)	(24,140)
Reversal	(190,713)	(5,598,712)
At end of year	378,888	179,746,165

7.	ADVANCES TO SUPPLIERS

	As of December 31,
	2010	2011
	RMB	RMB
Advances to suppliers under purchase contracts with term of less than 1 year	332,151,202	188,358,498
Advances to suppliers under purchase contracts with term of more than 1 year	242,164,000	229,376,531

Total	574,315,202	417,735, 029
Advances to suppliers to be utilized beyond one year	(234,577,110)	(209,630,940)

Advances to suppliers—current	339,738,092	208,104,089

In July 2008, the Group entered into two long-term purchase agreements with two suppliers to purchase an aggregate 8,550 tons of virgin polysilicon materials over a period of five to ten years. These agreements stipulated the contractual advance payments according to specified timetable. In early 2009, December 2010 and September 2011, the Group and the respective suppliers agreed to amend these agreements whereby the purchase terms and payment schedules were revised. Advance payments of which receipt of goods are expected to be beyond one year as of the balance sheet date are classified as non-current assets in the Group's consolidated balance sheets.

As of December 31, 2011, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

A provision of RMB652,937 was made against the balance of advances to suppliers as of December 31, 2011 based on management's assessment of the recoverability of such advances.

8.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB
Raw materials	202,257,837	85,429,622
Work-in-progress	109,777,637	161,793,585
Finished goods	507,479,057	550,852,122
Total	819,514,531	798,075,329

Write-down the carrying amount of inventory to its estimated market value was RMB11,422,243, RMB29,602,473 and RMB201,662,101 for the years ended December 31, 2009, 2010 and 2011, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventories are pledged as collateral for the Group's borrowings (Note 16).

9.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB
Value-added tax deductable	317,837,454	703,696,703
Prepayment for share repurchase	—	31,924,842
Employee advances	2,038,382	19,866,729
Prepaid service fees	2,556,590	12,869,033
Prepaid rent and others	2,050,190	12,628,829
Advances recoverable from supplier	—	11,089,584
Prepaid insurance premium	4,084,745	6,520,930
Prepaid advertizing fee and sponsorship	—	4,916,317
Prepayment for income tax	—	4,432,374
Employee loans	—	2,521,000
Deposits for customs duty and rental	14,391,706	1,579,159
Deferred charges	14,148,799	391,979
Value-added tax refundable on export sales	27,517,480	—
Others	1,010,257	1,472,802
Total	385,635,603	813,910,281

Value-added tax deductable represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

As of December 31, 2010 and 2011, all of the employee advances are business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

Deferred charges represented the tax effects of unrealized profit derived from inter-company transactions which are expected to be realized within the next 12 months.

Value-added tax refundable on export sales are calculated at 17% for various products, of the Group's export sales and will be refunded from tax authorities within the next 12 months.

Employee loans are interest-free, not collateralized and the majority of which will be repaid or settled within one year from the balance sheet date.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	As of December 31,
	2010	2011
	RMB	RMB
Buildings	211,635,316	441,046,753
Machinery and equipment	1,643,401,637	3,217,550,882
Motor vehicles	12,135,310	22,814,205
Furniture, fixture and office equipment	20,407,418	44,168,256
Solar power projects	—	89,656,060
	1,887,579,681	3,815,236,156
Less: Accumulated depreciation	(150,902,142)	(412,394,030)
Less: Impairment provision	(5,376,071)	(4,784,595)
Subtotal	1,731,301,468	3,398,057,531
Construction in progress	207,676,752	442,741,441
Property, plant and equipment, net	1,938,978,220	3,840,798,972

Depreciation expenses were RMB43,840,980, RMB96,751,960 and RMB263,846,113 for the years ended December 31, 2009, 2010 and 2011, respectively.

Construction in progress primarily represents the construction of new production line and solar power project. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Management evaluated long-lived assets for impairment if events or changes in circumstances indicated that the carrying value of such assets may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. The Company’s impairment evaluation of long-lived assets includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If estimate of future undiscounted net cash flows is insufficient to recover the carrying value of the assets over the remaining estimated useful lives, the Company records an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. Based on the performed impairment assessment, the Company recorded an impairment provision in general and administrative expenses of nil, RMB5,376,071 and nil for the years ended December 31, 2009, 2010 and 2011 for certain equipment in the wafer production line that had become obsolete. The recoverable amount was based on fair value less cost to sell. The carrying value of the assets previously impaired and disposed during the year ended December 31, 2011 were RMB591,476.

Certain property, plant and equipment are pledged as collateral for the Company's borrowings (Note 16).

11.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 or 70 years, as applicable, in the PRC.

	As of December 31,
	2010	2011
	RMB	RMB
Land use rights	270,914,559	382,657,019
Less: accumulated amortization	(9,055,971)	(14,614,093)
Land use rights, net	261,858,588	368,042,926

Amortization expense was RMB2,245,016, RMB4,075,087 and RMB5,558,122 for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, estimated amortization expense in each of the next five years is RMB6,919,353.

Certain land use rights are pledged as collateral for the Company's borrowings (Note 16).

12.	INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2010	2011
	RMB	RMB
Trademark	502,193	1,347,193
Computer software	511,264	2,595,474
Less: accumulated amortization	(62,349)	(286,275)
Intangible assets, net	951,108	3,656,392

Amortization expense was RMB4,130, RMB58,219 and RMB223,926 for the years ended December 31, 2009, 2010 and 2011, respectively. Amortization expense for each of the next five years will be approximately RMB516,556.

13.	OTHER ASSETS

Other assets consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB
Prepayments for purchase of property, plant and equipment	202,455,541	92,723,986
Prepayments for land use right	—	4,245,240
Prepayment for warranty insurance premium	—	26,565,738
Prepaid interest for a long-term borrowing—non-current portion	551,949	—
Prepaid service fee—non-current portion	525,195	4,911,937
Others	—	941,025
Total	203,532,685	129,387,926

14.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2010	2011
	RMB	RMB
Payables for purchase of property, plant and equipment	268,668,526	498,254,803
Government grants related to assets	55,000,000	121,560,000
Value-added tax and other tax payable	52,895,118	88,654,952
Freight payables	9,242,636	23,904,150
Accrued utilities, rentals and interest	14,812,022	14,148,324
Payables to Zhejiang Global Photovoltaic Technology Co., Ltd. (Note 26(c))	—	16,888,607
Accrued warranty cost	33,432,852	11,101,709
Commission payables	3,973,434	8,651,046
Accrued professional service fees	8,502,170	6,031,954
Others	9,889,025	23,832,114
Total	456,415,783	813,027,659

The government grant was under Golden Sun Program which was sponsored by China's Ministry of Finance, Ministry of Science and Technology, the National Energy Administration of the National Development and Reform Commission, and the Ministry of Housing and Urban-Rural Development. Jiangxi Jinko and Zhejiang Jinko were granted by the government for the construction of solar power generation facilities under the project. The grant recorded as liability for the year ended December 31, 2010 and 2011 were RMB55 million and RMB121.6 million, respectively, since the project has yet to complete. These grants will be deducted to the carrying amount when the assets are ready for use.

15.	BONDS PAYABLE AND ACCRUED INTEREST

On January 13, 2011, Jiangxi Jinko issued short-term bonds with a principal amount of RMB300,000,000 which bears interest at the rate of 5.28% per annum. On March 22, 2011, Jiangxi Jinko issued short-term bonds with a principal amount of RMB300,000,000 which bears interest at the rate of 5.6% per annum. On July 8, 2011, Jiangxi Jinko issued short-term bonds with a principal amount of RMB400,000,000 which bears interest at the rate of 6.5% per annum. Bonds payable are all issued at face value, unsecured and mature within 12 months from the issuance date.

16.	BORROWINGS

(a) Short-term borrowings

	As of December 31,
	2010	2011
	RMB	RMB
Short-term bank borrowings	1,061,776,271	1,808,032,066
Long-term bank borrowings—current portion (Note 16 (b))	110,000,000	392,000,000
Total short-term borrowings	1,171,776,271	2,200,032,066

The short-term bank borrowings outstanding as of December 31, 2010 and 2011 carried a weighted average interest rate of 4.70% and 5.38% per annum, respectively. The borrowings were for one year term and matured at various times. Proceeds from these short-term bank borrowings were for working capital purposes. None of the short-term bank borrowings had financial covenants or restrictions other than pledge of the Company's assets as described below.

Included in the balance of short-term bank borrowings as of December 31, 2011 were borrowings of RMB193,938,649 and RMB175,046,193 which are denominated and repayable in EURO and USD, respectively.

As of December 31, 2011, Jiangxi Jinko had short-term bank borrowings of RMB258,159,574 which were only credit loans. As of December 31, 2011, Jiangxi I&E had short-term bank borrowings of RMB386,213,946 which were only credit loans. As of December 31, 2011, Zhejiang Jinko had short-term bank borrowings of RMB330,258,546 which were only credit loans.

As of December 31, 2011, Jiangxi Jinko had short-term bank borrowings of RMB271,400,000 which were collateralized on certain land use rights, plant, equipments, including RMB27,000,000 which was also guaranteed by the Shareholders (Notes 24). The net book value of the land use rights and equipments under collaterals were RMB230,602,878 and RMB386,191,679, respectively.

As of December 31, 2011, Jiangxi Jinko had short-term bank borrowings of RMB178,000,000 which were collateralized on Jiangxi Jinko's inventories of RMB343,470,202. Included in these borrowings was RMB50,000,000 guaranteed by the Shareholders (Notes 24).

As of December 31, 2011, Jiangxi Jinko had short-term bank borrowings of RMB17,000,000 collateralized on certain land use rights and buildings of Desun. In addition, this borrowing was also guaranteed by the Shareholders (Note 24).

As of December 31, 2011 Jiangxi Jinko had short-term bank borrowings of RMB45,000,000 which was guaranteed by the Shareholders, Jiangxi I&E has short-term bank borrowings of RMB80,000,000 which was guaranteed by the Shareholders and Zhejiang Jinko had short-term bank borrowings of RMB25,000,000 which was guaranteed by the Shareholders.

As of December 31, 2011, Zhejiang Jinko had short-term bank borrowings of RMB17,000,000 which are collateralized on its land use rights. The net book values of these assets under collaterals were RMB31,338,910, as of December 31, 2011.

As of December 31, 2011, Zhejiang Jinko had short-term bank borrowings of RMB200,000,000 which are collateralized on its land use rights and certain equipments. The net book values of these assets under collaterals were RMB 46,579,066 and RMB 1,113,118,729, respectively, as of December 31, 2011.

Subsequent to December 31, 2011, the Company obtained additional short-term bank borrowings of RMB1,222,135,090, and repaid short-term bank borrowings of RMB894,831,420. These additional short-term bank borrowings were collateralized on part of the Company's letter of credit, land use right and buildings, equipments and were guaranteed by the Shareholders and Jiangxi Jinko.

(b) Long-term borrowings

	As of December 31,
	2010	2011
	RMB	RMB
Long-term bank borrowings	380,000,000	547,750,000
Less: Current portion	(110,000,000)	(392,000,000)
Deferred financing cost (Note 26(d))	(750,000)	(250,000)
Total long-term borrowings	269,250,000	155,500,000

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2012	392,250,000
2013	148,500,000
2014	7,000,000
Total	547,750,000

In June 2009, Jiangxi Jinko obtained a bank borrowing of RMB58,000,000 which is repayable in June 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.40% as of December 31, 2011. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko's inventory on net book value of RMB78,999,993 as of December 31, 2011.

In June 2009, Jiangxi Jinko entered into a loan agreement with Jiangxi Heji Investment Co., Ltd. ("Heji") in relation to a three-year loan in the principal amount of RMB100 million. As of December 31, 2011, Jiangxi Jinko has repaid the loan. In connection with this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust and Investment Limited Corporation, or JITIC, for Heji's own payment obligations under its separate trust loan agreement with JITIC under which, JITIC extended a loan to Heji in the principal amount of RMB50 million for a term of three years, that carries interest at the rate of 6.86% per annum. Jiangxi Jinko recognized a guarantee liability of RMB1,500,000, with the amount being recognized as a deferred financing cost which is amortized over the period of the borrowing (Note 26(d)).

In August 2009, Jiangxi Jinko obtained a bank borrowing of RMB40,000,000 which is repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.40% as of December 31, 2011. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko's land use right on net book value of RMB51,042,749, as of December 31, 2011.

In September 2009, Jiangxi Jinko obtained a bank borrowing of RMB19,000,000 which is repayable in September 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.40% as of December 31, 2011. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko's land use right with net book value of RMB88,697,143 as of December 31, 2011.

In October 2009, Jiangxi Jinko obtained a bank borrowing of RMB10,000,000 which is repayable in July 2012. The borrowing carries a variable interest rate that is determined annually with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 4.89% as of December 31, 2011. Interest is payable monthly. The borrowing was guaranteed by the Shareholders and collateralized on Jiangxi Jinko's equipments with net book value of RMB22,640,273 as of December 31, 2011

In December 2009, Jiangxi Jinko obtained a bank borrowing of RMB70,000,000 which is repayable in July 2012. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.85% as of December 31, 2011. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko's equipments with net book value of RMB112,756,156 as of December 31, 2011, In addition to the collaterals, this borrowing was guaranteed by the Shareholders.

In March 2010, Zhejiang Jinko obtained a bank borrowing of RMB10,000,000 which is repayable in March 2013. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.40% as of December 31, 2011. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko's equipments with net book value of RMB74,308,821 as of December 31, 2011. In additions to the collaterals, the borrowing is guaranteed by Jiangxi Jinko.

In May 2010, Zhejiang Jinko obtained a bank borrowing of RMB10,000,000 which is repayable in May 2013. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 5.40% as of December 31, 2011. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko's equipments with net book value of RMB74,308,821 as of December 31, 2011. In additions to the collaterals, the borrowing is guaranteed by Jiangxi Jinko.

From April 2011, Zhejiang Jinko entered into loan agreements with a group of PRC banks. Pursuant to these loan agreements, Zhejiang Jinko obtained bank borrowings of RMB 189,250,000 from a group of PRC banks of which are repayable in installments from June 2012 to November 2012. The borrowing carries a variable interest rate that is determined quarterly with repayable with reference to the prevailing base lending rate set by PBOC. The effective interest rates of the borrowings are at the range of 6.4% to 6.65% as of December 31, 2011. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko’s land use rights and certain equipments with net book value of RMB 46,579,066 and RMB 1,113,118,729, respectively, as of December 31, 2011.

In May 2011, Zhejiang Jinko obtained a bank borrowing of RMB30,000,000 which is repayable in June 2013. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.4% as of December 31, 2011. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko’s land use rights and certain equipments with net book value of RMB 46,579,066 and RMB 1,113,118,729, respectively, as of December 31, 2011.

In June 2011, Zhejiang Jinko obtained a bank borrowing of RMB 37,000,000 of which is repayable in December 2013. The borrowing carries a variable interest rate that is determined quarterly with repayable with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.4% as of December 31, 2011. Interest is repayable monthly. The borrowing of RMB12,000,000 was collateralized on Zhejiang Jinko’s land use rights and certain equipments with net book value of RMB 46,579,066 and RMB 1,113,118,729, respectively, as of December 31, 2011. In addition to the collateral, RMB 25,000,000 was guaranteed by Jiangxi Jinko as of December 31, 2011.

In July 2011, Zhejiang Jinko obtained a bank borrowing of RMB 15,500,000 of which RMB10,000,000 is repayable in June 2013 and RMB 5,500,000 is repayable in December 2013. The borrowing carries a variable interest rate that is determined quarterly with repayable with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.65% as of December 31, 2011. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko’s land use rights and certain equipments with net book value of RMB 46,579,066 and RMB 1,113,118,729, respectively, as of December 31, 2011.

In August 2011, Zhejiang Jinko obtained a bank borrowing of RMB 40,000,000 of which is repayable in December 2013. The borrowing carries a variable interest rate that is determined quarterly with repayable with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.65% as of December 31, 2011. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko’s land use rights and certain equipments with net book value of RMB 46,579,066 and RMB 1,113,118,729, respectively, as of December 31, 2011.

In September 2011, Jiangxi Jinko obtained a bank borrowing of RMB19,000,000 which is repayable in installments from February 2012 to August 2014. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.65% as of December 31, 2011. Interest is payable monthly.

Subsequent to December 31, 2011, the Company obtained additional long-term bank borrowings of RMB50,000,000 and repaid long-term bank borrowings of RMB1,000,000. These long-term bank borrowings are collateralized by certain of Jiangxi Jinko's equipments. These borrowings carry variable interest rates that are determined by reference to the prevailing base lending rate set by PBOC.

17.	EARNINGS/(LOSS) PER SHARE

On September 15, 2009, the Company effected a share split with the result of each share becoming 50 shares of the same class (Note 21). Accordingly, all of shares and per share amount in the consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the change in ratio for all periods presented, as if such share splits and the Share Exchange occurred since inception.

Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated as follows:

	2009*	2010**	2011***
	RMB	RMB	RMB
Numerator:
Net income attributable to JinkoSolar Holding Co., Ltd.	85,409,632	881,873,227	273,342,819
Series A Redeemable Convertible Preferred Shares accretion	(31,832,994)	(13,433,242)	—
Series B Redeemable Convertible Preferred Shares accretion	(42,301,594)	(17,479,734)	—
Allocation to preferred shareholders	(40,422,944)	(15,156,606)	—
Deemed dividend to a preferred shareholder	(8,015,089)	—	—
Net income / (loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders—Basic	(37,162,989)	835,803,645	273,342,819
Dilutive effect of Preferred Shares	—	46,069,582	—
Dilutive effect of convertible senior notes interest	—	—	19,855,810
Dilutive effect of exchange gain on convertible senior notes	—	—	(21,567,522)
Dilutive effect of change in fair value of convertible senior notes	—	—	(398,030,217)
Net income / (loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders—Diluted	(37,162,989)	881,873,227	(126,399,110)

Denominator:
Denominator for basic calculation—weighted average number of ordinary shares outstanding	50,731,450	74,896,543	93,966,535
Dilutive effect of share options	—	1,131,653	1,367,900
Dilutive effect of preferred shares	—	4,719,884	—
Dilutive effect of convertible senior notes	—	—	7,352,536
Denominator for diluted calculation—weighted average number of ordinary shares outstanding	50,731,450	80,748,080	102,686,971

Basic earnings/(loss) per share attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(0.73)	11.16	2.91
Diluted earnings/(loss) per share attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(0.73)	10.92	(1.23)

*

The potentially dilutive Redeemable Convertible Preferred Shares of 12,816,600 for the year ended December 31, 2009 have been excluded in the calculation of dilutive earnings/(loss) per share because of their anti-dilutive effect. The total granted share options of 3,024,750 was also excluded in the calculation of dilutive loss per share for the year ended December 31, 2009 because no share options were exercisable prior to the Company's IPO and the share options were anti-dilutive as of December 31, 2009.

**	As of December 31, 2010, there were no anti-dilutive securities.

***	As of December 31, 2011, the Company’s average stock price for the period was below the strike price of the call options; therefore the call options were not included in the computation of diluted EPS.

18.	EMPLOYEE BENEFITS

The full-time employees of the Company's subsidiaries incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits and housing funds. These companies are required to pay for these benefits based upon certain percentages of employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored housing, pension and medical plans from the amounts accrued for housing, medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits were RMB13,695,107, RMB40,122,159 and RMB72,700,241 for the years ended December 31, 2009, 2010 and 2011, respectively. The unpaid balances of liability accrued for such employee welfare benefits were RMB56,593,517 and RMB118,271,256 as of December 31, 2010 and 2011, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

19.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

On December 16, 2008, all the then existing shareholders of Paker exchanged their respective classes of shares of Paker, including the Series A Redeemable Convertible Preferred Shares and Series B Redeemable Convertible Preferred Shares ("the Preferred Shares"), for equivalent classes of shares of the Company.

The par value of the Company's Preferred Shares was US$0.001 per share (US$0.00002 per share post 2009 Share Split). The rights, preferences and privileges of the Preferred Shares were as follows:

Conversion

The Preferred Shares were convertible into ordinary shares at any time at the option of the preferred shareholders. Automatic conversion would occur based upon the then effective conversion price immediately upon the closing of a Qualified Initial Public Offering ("QIPO") or at the election of the holders of at least 67% of the then outstanding Preferred Shares. Prior to the amendment referred to below, the QIPO was defined as a public offering on Nasdaq or other internationally recognized stock exchange with gross proceeds to the Company of not less than US$150,000,000 and total market capitalization, as a result of the offering, of not less than US$750,000,000. On September 15, 2009, an amendment was executed which changed the definition of a QIPO. Under the amendment, "QIPO meant a fully underwritten initial public offering of the Company's shares or ADSs with a listing on the NYSE;

The conversion price of the Preferred Shares was equal the original issue price of the Preferred Shares. Pursuant to the share purchase agreements and agreements between the holders of the Preferred Shares and the Shareholders, the conversion price was subject to adjustments based on the Company's 2008 adjusted net earnings ("2008 Performance") as set out below:

Series A Redeemable Convertible Preferred Shares

If the Company's 2008 Performance was less than RMB225 million but greater than RMB175 million, or greater than RMB275 million but not greater than RMB325 million, the conversion price of the Series A Redeemable Convertible Preferred Shares should have been adjusted based on a defined formula.

However, if all of the Series A Redeemable Convertible Preferred Shares have been converted into the Company's ordinary shares at the time when the Company's 2008 Performance becomes known, the Shareholders and the holders of the Series A Redeemable Convertible Preferred Shares should have transferred ordinary shares amongst them, so that as the result of such transfer, the percentages of the total ordinary shares held by the holders of Series A Redeemable Convertible Preferred Shares equal the percentages of ordinary shares that the Series A Redeemable Convertible Preferred Shares would have converted into, after taking into effect such adjustment to the conversion price.

The Company's 2008 Performance was within the range of RMB225 million and RMB275 million. Therefore, no adjustment was made to the conversion price of Series A Redeemable Convertible Preferred Shares as of December 31, 2008.

Series B Redeemable Convertible Preferred Shares

If the Company's 2008 Performance was less than RMB250 million but greater than RMB200 million or greater than RMB250 million but not greater than RMB300 million, the conversion price of the Series B Redeemable Convertible Preferred Shares should have been adjusted based on a defined formula. The adjustment formula took into consideration factors such as the amount of the investment made by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment made by the holders of the Series A Redeemable Convertible Preferred Shares and the Company's 2008 Performance. The formula was designed to adjust the number of conversion shares held by the holders of the Series B Redeemable Convertible Preferred Shares, if converted so that the percentage of the shares held by the holders of the Series B Redeemable Convertible Preferred Shares in the Company's issued and outstanding share capital equaled the ratio of (i) the amount of investment made by them in the Company to (ii) the value of the Company calculated based on the 2008 Performance.

However, if all of the Series B Redeemable Convertible Preferred Shares have been converted into the Company's ordinary shares at the time when the Company's 2008 Performance becomes known, the Shareholders and the holders of the Series B Redeemable Convertible Preferred Shares should have transferred ordinary shares amongst them, so that as a result of such transfer, the percentages of the total ordinary shares held by the holders of Series B Redeemable Convertible Preferred Shares equal the percentages of ordinary shares that the Series B Redeemable Convertible Preferred Shares would have converted into, after taking into effect such performance adjustment to the conversion price. The Company's 2008 performance was below RMB250 million, hence the conversion ratio of the Series B Redeemable Convertible Preferred Shares was adjusted from 1 for 1 to 1 to approximately 1.0054 based on the Company's 2008 Performance. Such adjustment did not result in a beneficial conversion feature.

If the value of each ordinary share issuable upon the automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with a QIPO was less than the defined target IPO price per share, then the Shareholders would be required to transfer to the holders of Series B Redeemable Convertible Preferred Shares in connection with the auto conversion of their shares a number of ordinary shares the value of which, at the QIPO price per share, when added to the value of the ordinary shares issuable upon such conversion of the Series B redeemable convertible preferred shares in connection with the QIPO, would equal the product of (i) the number of outstanding Series B redeemable convertible preferred shares prior to the QIPO, multiplied by (ii) 1.5 times the adjusted original issue price per share of the Series B Redeemable Convertible Preferred Shares.

If the QIPO had not been completed by April 30, 2010 and the Company's 2009 adjusted net earnings was less than RMB450 million (the "2009 Performance Target"), then the Shareholders should have transferred to the holders of Series B Redeemable Convertible Preferred Shares certain number of ordinary shares calculated based on a defined formula (the "2009 Performance Adjustment"), regardless of whether the Series B Redeemable Convertible Preferred Shares are converted. The share transfer formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares and the Company's 2008 and 2009 Performance. The formula requires the transfer of ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the total number of shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares as compared to the Company's issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2009 Performance Target and the actual 2009 Performance. The Company determined that this embedded share transfer feature in the Series B meets the definition of a derivative and accordingly has been bifurcated from the host contract, the Series B Redeemable Convertible Preferred Shares, and accounted for as a derivative (the "2009 Performance Adjustment Derivative Liability") from September 2008, the issue date of the Series B Redeemable Convertible Preferred Shares.

On June 22, 2009, the holders of Series B Redeemable Convertible Preferred Shares and the Shareholders agreed to lower the Company's 2009 Performance Target in assessing the transfer of ordinary shares under the 2009 Performance Adjustment feature. The effect of this change on the value of the derivative liability was a reduction in value of RMB65.2 million. In addition, a 2010 performance target was added, which is an embedded share transfer feature that meets the definition of a derivative and requires bifurcation from the Series B Redeemable Convertible Preferred Shares to be accounted for as a derivative (the "2010 Performance Adjustment Derivative Liability), (Note 27), from June 22, 2009. The fair value of this new derivative at issuance was RMB18.2 million. Under the new 2010 performance target, if a QIPO has not been completed by April 30, 2011 and the Company's 2010 performance is less than RMB200 million (the "2010 Performance Target"), then the Shareholders should have transferred to the holders of Series B Redeemable Convertible Preferred Shares, for no further consideration, certain amounts of ordinary shares calculated based on a defined formula (the "2010 Performance Adjustment"). The 2010 derivative adjustment formula takes into consideration such factors as the amount of the investment by the holders of the Series B Redeemable Convertible Preferred Shares, the amount of the investment by the holders of the Series A Redeemable Convertible Preferred Shares, and the Company's 2009 and 2010 Performance. The formula was designed to adjust the total number of shares held by the holders of the Series B Redeemable Convertible Preferred Shares so that the percentage of the shares transferred to and held by the holders of the Series B Redeemable Convertible Preferred Shares in the Company as compared to the Company's issued and outstanding share capital will equal the ratio of (i) the amount of investment by them in the Company to (ii) the value of the Company calculated based on the difference between the 2010 Performance Target and the actual 2010 Performance.

In consideration of the agreement to lower the Company's 2009 Performance Target to RMB100 million, the Shareholders transferred on June 22, 2009 an aggregate of 76,258 (3,812,900 post 2009 Share Split as described in Note 22) ordinary shares to the holders of Series B Redeemable Convertible Preferred Shares. The fair value of these ordinary shares on June 22, 2009 of RMB43.6 million was imputed to the Company as if the Shareholders (who are the principal shareholder of the Company) contributed the shares to the Company and they were immediately reissued by the Company to the holders of the Series B Redeemable Convertible Preferred Shares.

The above amendment resulted in: (a) a decrease in the 2009 Performance Adjustment Derivative Liability by RMB65.2 million which was offset by the fair value of the 2010 Performance Adjustment Derivative Liability of RMB18.2 million; (b) an effective contribution of ordinary shares valued at RMB43.6 million by all Shareholders to the Company which was in turn transferred to the holders of the Series B Redeemable Convertible Preferred Shares in consideration for agreeing to modify the terms of the 2009 Performance Adjustment. Accordingly, this amount had been treated as a capital contribution and as an offset to the net change in the fair value of the derivative liabilities in (a) above; (c) the recording of compensation expense of RMB3.4 million which was equal to the change in the fair value of the derivative liabilities net of the consideration transferred to the holders of Series B Redeemable Convertible Preferred Shares in (b) above.

In addition, in consideration for obtaining the agreement from one of the holders of Series A Redeemable Convertible Preferred Shares to the transfer of the 76,258 ordinary shares by the Shareholders to the holders of the Series B Redeemable Convertible Preferred Shares pursuant to the amendment described above, the Shareholders transferred to such holder of Series A Redeemable Convertible Preferred Shares on June 22, 2009 an aggregate of 14,031 (701,550 post 2009 Share Split as described in Note 21) ordinary shares as a consent fee. The fair value of the 14,031 ordinary shares on June 22, 2009 of RMB8,015,089 was imputed to the Company as if the Shareholders (who are the principal shareholders of the Company) contributed the ordinary shares to the Company and they were immediately reissued by the Company to the holder of Series A Redeemable Convertible Preferred Shares as a deemed dividend.

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

On September 15, 2009, the Shareholders reached agreement with the holders of Series A and Series B Redeemable Convertible Preferred Shares on the modification to certain existing terms (the "September 2009 Modification"), including (a) removed the existing definition of a QIPO and replaced it with the following: "QIPO means a fully underwritten initial public offering of the Company's shares or ADSs with a listing on the New York Stock Exchange;" (b) removed the requirement for the Shareholders to transfer certain number of ordinary shares to the holders of the Series B Redeemable Convertible Preferred Shares if the value of issuable upon automatic conversion of the Series B Redeemable Convertible Preferred Shares in connection with a Qualified Public Offering was less than the defined target IPO price per share; and, (c) agreed that the 14,031 and 76,258 ordinary shares, respectively, transferred to the holders of Series A and Series B Redeemable Convertible Preferred Shares in connection with the June 2009 Modification be returned to the Shareholders in the event the redemption of the preferred shares are exercised by the holders of Series A and Series B Redeemable Convertible Preferred Shares.

The September 2009 Modification resulted in a reduction of RMB2.4 million in the fair value of the 2009 and 2010 Performance Adjustment Derivative Liabilities that the Company recognized in the consolidated statement of operations as change in fair value derivatives. The September 2009 modification also resulted in an additional benefit transfer of RMB15.1 million from the holders of the Series A and B Redeemable Convertible Preferred Shares to the Shareholders due to the reduction in the fair value of the Series A and B Redeemable Convertible Preferred Shares on September 15, 2009 as a result of such modification. The Company recognized a total of RMB17.5 million compensation charge in general and administrative expenses (including the RMB15.1 million) in recognition of the total benefit transferred from the holders of Series A and B Redeemable Convertible Preferred Shares to the Shareholders that is attributed to the Company, given the Shareholders are also employees of the Company.

Redemption

After the third anniversary of the first issuance of the Series A Redeemable Convertible Preferred Shares, the holders of not less than a majority of the then outstanding Series A and Series B Redeemable Convertible Preferred Shares may require the Company to redeem all of the outstanding Preferred Shares, if not previously converted, for an amount equal to 150% of their respective original issue price plus all accumulated and unpaid dividends. Dividends should not have accumulated or accrued unless declared.

Liquidation

In the event of any liquidation event and so long as any of the Series A and Series B Redeemable Convertible Preferred Shares have not been converted into ordinary shares, the shareholders of the Preferred Shares were entitled to receive in preference to the holders of the ordinary shares a per share amount equal to 150% of the respective original issue price and any declared but unpaid dividends. After such payment has been made to holders of the preferred shares, any remaining assets of the Company would have been distributed pro rata to the holders of ordinary shares and the Preferred Shares on an as-converted basis.

Liquidation events include (i) a liquidation, winding-up or dissolution of the Company or the PRC Company (which refers to Jiangxi Jinko), or (ii) at the election of the preferred shareholders, a merger, acquisition or sale of voting control of the Company or the PRC Company in which its shareholders did not retain a majority of the voting power in the surviving company, or (iii) a sale of all or substantially all of the Company or the PRC Company's assets, or (iv) a merger which valued the Company at less than 150% of the post-money valuation of the Company immediately after the closing of the investment by holders of Series B Redeemable Convertible Preferred Shares in the Series B Redeemable Convertible Preferred Shares of Paker.

Dividend

The Series A Redeemable Convertible Preferred Shares should have ranked pari passu with Series B Redeemable Convertible Preferred Shares in terms of rights to receive dividends and distributions from the Company. The holders of Series A and B Redeemable Convertible Preferred Shares should have been entitled to dividends in preference to any dividend on the ordinary shares or any other class or series of shares at the rate of 10% per annum of their respective original issue price, when and as declared by the Board of Directors. No dividend, whether in cash, in property, in shares of the Company or otherwise, should have been paid on any other class or series of shares of the Company unless and until the dividend aforesaid is first paid in full on the Series A and B Redeemable Convertible Preferred Shares. Except for the dividend rights set forth above, the Series A and B Redeemable Convertible Preferred Shares should not have participated with the ordinary shares in any further dividend or distribution of the earnings or profits of the Company. Dividends should not have been accumulated or accrued unless declared.

Voting Rights

The holders of Series A and B Redeemable Convertible Preferred Shares had voting rights equal to the number of ordinary shares then issuable upon their conversion into ordinary shares. Such holder of the preferred shares was entitled to vote on such matters at any meeting of members of the Company.

The Company classified the Series A and B Redeemable Convertible Preferred Shares in the mezzanine section of the consolidated balance sheets. In addition, the Company recorded accretion on the preferred shares to their redemption value using the effective interest method from the issuance date to the earliest redemption date. For year ended December 31, 2009, such accretion amounted to RMB31,832,994 and RMB42,301,594 against retained earnings for Series A and B Redeemable Convertible Preferred Shares, respectively. For year ended December 31, 2010, such accretion amounted to RMB13,433,242 and RMB17,479,734 against retained earnings for Series A and B Redeemable Convertible Preferred Shares, respectively.

In connection with the issuance of the Series A Redeemable Convertible Preferred Shares, Paker issued 14,629 ordinary shares (Note 22) and paid cash in the amount of US$469,000 to third parties for professional services rendered. Paker had the option to repurchase the 14,629 ordinary shares issued from the consultant at a nominal price upon the redemption of the Series A Redeemable Convertible Preferred Shares. The fair value of the ordinary shares issued was RMB20,004,865. In connection with the issuance of Series B Redeemable Convertible Preferred Shares, Paker was obligated to pay US$867,300 to third parties for consulting services. The fair value of the ordinary shares issued and the cash consideration paid to the third party consultants were recorded as stock issuance costs.

The Preferred Shares were converted into ordinary shares on May 14, 2010 when the Company successfully listed on NYSE under the conversion rate as stated in the discussion above.

20.	CONVERTIBLE SENIOR NOTES

The Company issued USD 125 million of convertible senior notes on May 17, 2011 (the “Notes”). The Notes will mature on May 15, 2016. The interest rate is 4% per annum payable semi-annually, in arrears. No accrued interest to be paid on the Notes when they are converted.

Holders have the option to convert their Notes from the earlier of (i) when the registration statement becomes effective and (ii) the first anniversary of the date on which the Notes are first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 29.6307 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$33.75 per ADS).

The conversion rate is subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes are defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company’s shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to our liquidation or dissolution.

The holder has the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

While the Notes remain outstanding, the Company or its subsidiaries will not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the Notes and the indenture (a) are secured equally and ratably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.

The Company has RMB as its functional currency, and the Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

ASC 815-15-25 provides that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The fair value election can be made instrument by instrument and shall be supported by concurrent documentation or a preexisting documented policy for automatic election.

The Company elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the Notes offering has been expensed as incurred in the year ended December 31, 2011.

The estimated fair value of the Notes amounted to approximately RMB387,777,235 (US$61,611,598) as of December 31, 2011. In the year ended December 31, 2011, the Company recorded foreign exchange gain of RMB21,567,522, gain from change in fair value of convertible senior notes of RMB398,030,217, and one-time charge of convertible senior notes issuance costs of RMB30,154,071, respectively.

As a result of the depressed market conditions, the Company repurchased Notes with face value of US$2 million or 1.6% of the Notes at approximately 41% of the face value in the quarter ended December 31, 2011.

Capped Call Options

Concurrent with the Company’s issuance of the Convertible Senior Notes on May 17, 2011, it entered into a capped call option transactions with an affiliate of the initial purchaser of the Notes. The capped call transaction was designed to reduce the potential dilution that would otherwise occur as a result of new ordinary share issuances upon conversion of the Notes and effectively increase the conversion price of the Notes for the Company to $48.21 per ADS from the actual conversion price to the Notes holders of $33.75 per ADS. The total premium paid by the Company for the capped call transactions was US$18 million.

The Company’s functional currency is different from the denomination of the capped call. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the capped call transactions as freestanding derivative assets in the consolidated balance sheets. The derivative is marked to market each reporting period utilizing the binomial model.

The fair value of capped call options was RMB16,408,445 as of December 31, 2011. An amount of RMB98,282,510 was recorded in change in fair value of capped call options for the year ended December 31, 2011.

21.	ORDINARY SHARES AND SHARE EXCHANGE

On September 15, 2009, the Board of Directors approved a share split with the result of each share becoming 50 shares of the same class ("2009 Share Split"). The par value of the ordinary shares of the Company is US$0.00002 after the 2009 Share Split. All shares and per share amounts in the consolidated financial statements and related notes have been retroactively adjusted to reflect the change in ratio for the periods presented, as if the 2009 Share Splits occurred at the beginning of the periods presented.

As described in Note 19, the Company issued 14,629 (731,450 post 2009 Share Split) ordinary shares to a consultant in connection with the issuance of Series A Redeemable Convertible Preferred Shares. The fair value of which was recorded as issuance costs against the Series A Redeemable Convertible Preferred Shares proceeds.

As described in Note 19, the Shareholders agreed to transfer 76,258 (3,812,900 post 2009 Share Split) ordinary shares and 14,031 (701,500 post 2009 Share Split) ordinary shares to the holders of Series B Redeemable Convertible Preferred Shares and one of the holders of Series A Redeemable Convertible Preferred Shares, respectively, in connection with the amendment of the 2009 Performance Target. The share transfer was completed on September 15, 2009.

22.	REPURCHASE OF SHARES

On May 6, 2011, the Board of Directors approved a share repurchase program to repurchase up to US$30 million of its outstanding ADS of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the memorandum and articles of association of the Company, the relevant rules under United States securities laws and regulations and the relevant stock exchange rules. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time.

For the year ended December 31, 2011, 1,222,600 outstanding American Depositary Shares (“ADSs”) (4,890,400 shares) were repurchased for full retirement with a total consideration of RMB48,503,352. Additional paid-in capital was reduced by RMB48,502,683. 257,230 ADSs (1,028,920 shares) were repurchased but have not been retired with a total consideration of RMB 8,354,423 which is shown as treasury stock.

23.	SHARE BASED COMPENSATION

The Company adopted a long-term incentive plan (the "Plan") in July 2009 which was subsequently amended and restated. The Plan provides for the issuance of options of the Company's ordinary shares in the amount of up to 7,325,122. The options have a contractual life of seven years with the exception of certain options granted to an employee that can be exercised until October 1, 2013. From August 28, 2009 to September 15, 2009, options were granted to certain of the Company's administrative and management personnel to purchase in total 3,024,750 shares of the Company's ordinary shares at an exercise price of US$3.13 per share. On April 6, 2010, the exercise price of these share options was adjusted from US$3.13 per share to US$2.08 per share ("repricing"). The impact of this amendment of RMB5,132,052 was recognized during the year ended December 31, 2010 as a result of the IPO condition described below. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date. For one employee, the share options will vest in a series of 36 successive equal monthly installments, on the last day of each month, commencing from October 1, 2008, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On September 28, 2011, the Company amended and restated the Plan to increase the maximum number of shares that may be issued under the Plan to 9,325,122.

On January 25, 2010, the Company granted to certain officers and employees options to purchase 726,250 ordinary shares of the Company at an exercise price of 85% of the initial public offering price per share. These options will vest in five successive equal annual installments on the last day of each year from January 25, 2010, provided that the personnel's service with the Company has not been terminated prior to each such vesting date. These share options were considered as not effectively granted until their exercise price been determined at US$2.08 on April 12, 2010.

From April 12, 2010 to April 26, 2010, the Company granted additional options to purchase 785,480 ordinary shares at an exercise price of US$2.08 per share to certain administrative and management personnel. The share options will generally vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

No portion of any of the above granted share options, even vested, may be exercised prior to and within the 180-day period following an effective initial public offering as defined in the Plan. Given the exercise restriction, the recognition of share-based compensation expense was delayed. Such expense of RMB14,651,329 accumulated from grant date was recognized at the time of the Company's initial public offering on May 14, 2010.

On March 11, 2011, the Company granted to certain officers and employees options to purchase 300,000 ordinary shares of the Company at an exercise price of US$5.65 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On May 3, 2011, the Company granted to one officer options to purchase 100,000 ordinary shares of the Company at an exercise price of US$6.50 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On October 1, 2011, the Company granted to certain officers and employees options to purchase 4,180,000 and 32,000 ordinary shares of the Company at an exercise price of US$1.42 per share, with which the share options will vest in 5 and 1 successive equal annual installments on the last day of each year from the grant date, respectively, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On November 3, 2011, the Company granted to one officer options to purchase 1,120,000 ordinary shares of the Company at an exercise price of US$1.42 per share. The share options will vest in 24 successive equal monthly installments on the last day of each month from October 1, 2011, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

A summary of activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic value
		(US$/share)	(in years)	(Rmb)
Balance as of January 1, 2011	4,070,898	2.08
Granted	5,732,000	1.73
Exercise	(276,136)	2.08
Forfeited	(986,378)	2.51
Balance as of December 31, 2011	8,540,384	1.80	5.7	—
Vested and expected to vest as of December 31, 2011	6,847,660	1.81	5.4	—
Vested and exercisable as of December 31, 2011	1,551,536	2.02	3.1	—

The aggregate intrinsic value is calculated as the difference between the market value of ordinary, US$1.25 per share as of December 31, 2011 and the exercise prices of the options.

Total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 were nil, RMB2,938,203 and nil, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was RMB6.16, RMB16.85 and RMB6.91 per share, respectively. The total fair value of options vested during the years ended December 31, 2009, 2010 and 2011 was nil, RMB9,363,356 and RMB9,558,119.

A summary of non vested shares activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-Average Fair Value in Grant Date
		(RMB/share)
Non-vested at January 1, 2011	3,109,870	8.35
Granted	5,732,000	6.91
Vested	(936,726)	5.87
Forfeited	(916,296)	10.49
Non-vested at December 31, 2011	6,988,848	7.59

Expected to vest as of December 31, 2011	5,296,124	7.66

Total share-based compensation expense, determined based on the fair value of the options on the grant dates including the incremental charge resulted from the repricing, applying an estimated forfeiture rate of 0% or 10%, amounted to approximately RMB70,635,363, of which the amount of RMB9,879,124 recognized in the year ended December 31, 2011.

The share-based compensation expense for the year ended December 31, 2011 was recorded in the respective items:

Costs of revenues	725,651
Selling expenses	529,939
General and administrative expenses	8,623,534
Total	9,879,124

As of December 31, 2011, the Company had unrecognized share-based compensation expense RMB34,960,240 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 6.32 years. For the year ended December 31, 2011, total cash received from the exercise of share options amounted to RMB3,759,081.

The fair value of option grant is estimated on the date of grant using Binomial Tree option pricing model for grants before the IPO which contained performance conditions and Black-Scholes model for grants after the IPO with the following assumptions for options granted to employees and non-employees during the year ended December 31, 2011, respectively:

Risk-free interest rate	0.69%-2.11%
Expected term	3.9-5.0
Expected dividend yield	0%
Expected volatility	77%-82%
Fair value per option at grant date (RMB)	4.25-26.65

The risk-free interest rate is based on the China government bond yield denominated in US$ for a term consistent with the expected life of the awards in effect at the time of grant.

The expected term is based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. Currently, it is based on the simplified approach.

The Company has no history or expectation of paying dividends on its ordinary shares.

The Company chose to use the historical volatility and implied volatility of a basket of comparable publicly-traded companies for a period equal to the expected term preceding the grant date.

24.	RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2010 and 2011 were as follows:

	As of December 31,
	2010	2011
	RMB	RMB
Accounts receivable, net- a related party:
Accounts receivable from subsidiaries of ReneSola Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	100,382	31,010,170
Other receivables- related parties:
Travelling advances to executive directors who are also shareholders	399,444	691,242

Total	499,826	31,701,412

Accounts payables due to a related party
Accounts payable due to a subsidiary of ReneSola Ltd. (“ReneSola”, controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	—	35,887,845
Other payables due to a related party
Other payables to Desun for leasing of land and buildings	—	1,094,047

Total	—	36,981,892

(b) Related party transactions

For the years ended December 31, 2009, 2010 and 2011, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB28,317,315, nil and RMB32,587,949, respectively.

For the years ended December 31, 2009, 2010 and 2011, raw materials purchased from a subsidiary of ReneSola amounted to nil, RMB35,250,000 and RMB44,512,919.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Company on July 28, 2008 and became a related party of the Group. For the years ended December 31, 2009, 2010 and 2011, Desun charged Jiangxi Jinko RMB1,100,304, RMB1,100,304 and RMB1,100,304 in rent, respectively (Note 26).

During the years ended December 31, 2010 and 2011, the Shareholders provided guarantees for the Group's several short-term and long-term bank borrowings. As of December 31, 2010 and 2011, the balances of short-term borrowings guaranteed by the Shareholders were RMB272,955,568 and RMB244,000,000, respectively, and the balances of long-term borrowings guaranteed by the Shareholders were RMB200,000,000 and RMB80,000,000, respectively (Note 16).

During the year ended December 31, 2011, Desun provided collateral on its land use rights and buildings, for a short-term bank borrowing of RMB17,000,000 of the Group (Note 16).

25.	CERTAIN RISKS AND CONCENTRATION

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2010 and 2011, substantially all of the Group's cash were held by major financial institutions located in the PRC.

The Group has contracts for the purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, Swiss Francs, Euros and Japanese Yen. For the year ended December 31, 2011, 80% of the Group's revenues are dominated in foreign currencies, including US Dollars and Euros. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies. The Group has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in the exchange rates between Renminbi and foreign currencies.

The following table summarizes the percentage of the Company’s revenue over 10% of total revenue for the years ended December 31, 2009, 2010 and 2011, and accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2010 and 2011, respectively:

	Revenue
	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Company A	—	5%	16%

	Accounts receivable
	December 31,
	2010	2011
	RMB	RMB
Company B	—	14%
Company C	—	11%

The Group relies on a limited number of equipment suppliers including GT Solar Incorporated ("GT Solar"), Miyamoto Trading Limited ("Miyamoto"), Ningxia Jing Yang Automation Co., Ltd. ("Jing Yang"), Applied Materials Baccini S.P.A, (currently "Applied Materials Italia S.R.L."), or "Applied Materials" and Centrotherm Photovoltaics AG (“Centrotherm”) for a majority of principal manufacturing equipment and spare parts. For the year ended December 31, 2009, 24% and 18% of the Group's manufacturing equipment were purchased from Miyamoto and Jing Yang, respectively. For the year ended December 31, 2010, 17%, 10% and 10% of the Group's manufacturing equipment were purchased from Miyamoto, GT Solar and Applied Materials. For the year ended December 31, 2011, 17%, 13% and 10% of the Group's manufacturing equipment were purchased from Miyamoto, Applied Materials and Centrotherm, respectively. No other suppliers individually accounted for more than 10% of the equipment purchase for the periods presented.

As of December 31, 2011, 32% and 23% of the balance of the Group's advance payments were made to two major suppliers, Hoku Materials, Inc. ("Hoku"), a fully owned subsidiary of Hoku Corporation (formerly known as "Hoku Scientific, Inc.") and Wuxi Zhong Cai Technologies Co., Ltd., ("Zhong Cai") respectively. The Group is exposed to the credit and financial risks of these suppliers. The Group's financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules. No other individual supplier has advance payment balances that accounted for more than 10% of the total balance as of December 31, 2011.

Hoku is currently in the process of undertaking a construction project for producing virgin polysilicon which the Group has contracted for. While the Group's prepayment to Hoku is secured by a lien on Hoku's assets according to the terms of the supply contract with Hoku, such lien is deeply subordinated and shared with all other customers and other senior lenders of Hoku. According to Hoku’s Form 10-Q for the quarter ended December 31, 2011 filed on March 5, 2012, Hoku expects to raise at least an additional US$139.8 million to complete the construction of its planned 4,000 metric ton plant with a total estimated cost of US$700.0 million. Jiangxi Jinko and Hoku entered into a supplementary agreement in September 2011. Pursuant to this agreement, the first shipment date of the polysilicon materials has been further postponed to July 1, 2012, which was previously scheduled at July 1, 2011. The annual prices terms for the first four years are fixed. However, if the difference between the contract price and the average contract price for the last twelve months reflected in the PCSPI or another mutually acceptable third party index exceeds a defined band, the price under our long-term supply contract with Hoku will be subject to renegotiation by the parties. The prices for the final four years will be determined by both parties three months prior to the expiration of each shipment date. And Hoku will refund in total US$2.2 million to Jiangxi Jinko, with monthly payment of US$0.22 million from September 2011 to June 2012. Up to February 2012, the Group received US$0.88 million of the refund from Hoku. As of December 31, 2011, the Group did not record any provisions in relation to the prepayment to Hoku as the potential impairment loss was not probable. However, if Hoku fails to complete its construction project, which could cause it to fail to fulfill its contractual delivery obligations to the Group, or if Hoku ceases to continue as a going concern, the Group may have difficulty recovering all or any of the deposits of US$19.56 million the Group paid to Hoku, which could have a material adverse effect on the financial condition of the Group.

Zhongcai is a producer of virgin polysilicon materials with which the Company entered into a long-term purchase contract in July 2008. Wuxi Zhong Cai Group Co., Ltd., the parent company of Zhong Cai, provided guarantee to the Company for execution of the purchase contract. The Company and Zhong Cai entered into a supplementary agreement in January 2009. Pursuant to this supplementary agreement, the purchase price of polysilicon materials will be negotiated based on the market price. The delivery schedule and utilization of advance payments will be further negotiated. Close to the end of year 2011, Zhong Cai stopped its production in response to the change in the polysilicon market. Zhong Cai resumed part of its manufacturing capacity in March 2012. If Zhong Cai cannot ramp up its production with a reasonable profit margin or undergoes any difficulty in its operation, the Company may not be able to recover all or any of the advance payment of Rmb95.6 million that has been made to Zhong Cai, and then may have to rely on the guarantee from Wuxi Zhong Cai Group Co., Ltd. to recover the advance payment. As of December 31, 2011, the Company did not record any provisions in relation to the prepayment of RMB95.6 million to Zhong Cai as the potential impairment loss was not probable.

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

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2012	5,464,815
2013	5,073,942
2014	4,005,687
2015	1,692,868
2016	1,294,245
Years thereafter	1,100,304

Total	18,631,861

Rental expense under all operating leases were RMB3,284,497, RMB4,455,490 and RMB5,493,427 for the years ended December 31, 2009, 2010 and 2011, respectively.

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB439.1 million as of December 31, 2011.

(c) Contingencies

In the opinion of management, as confirmed by its legal counsel, as of December 31, 2011, the ownership structure of the Group is in compliance with all existing PRC laws and regulations. It is also in the opinion of management that potential losses arising from the ownership structure based on current regulatory environment is remote. However, the Company cannot be assured that the PRC government authorities will not take a view contrary to the opinion of management. In addition, there may be changes and other developments in the PRC laws and regulations or their interpretations. If the current ownership structure of the Group was found to be not in compliance with any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with current or new PRC laws and regulations.

On December 20, 2010, Zhejiang Global Photovoltaic Technology Co., Ltd ("Zhejiang Global"), one of the customers, filed an action in Shaoxing People's Court against Zhejiang Jinko for the late delivery of products and claimed for charges of RMB14 million and the return of advances paid by Zhejiang Global to Zhejiang Jinko of RMB5 million. As of December 31, 2010, the management estimates that the probable loss associated with this lawsuit is in the range of RMB10 million to RMB13 million. Hence, the Company provided RMB10 million for estimated loss. On April 20, 2011, Shaoxing People’s Court ruled in favor of Zhejiang Global that Zhejiang Jinko must pay the late charge of RMB12 million and return the advances of RMB4.8 million to Zhejiang Global. On May 30, 2011, Zhejiang Jinko filed an appeal to the Shaoxing Intermediate People’s Court, Zhejiang Province. On December 15, 2011, Shaoxing Intermediate People’s Court upheld the judgment of the lower court. The Group provided RMB12 million for estimated loss as of December 31, 2011. A total liability of RMB 16.8 million including the return of the advance payment, were recorded in other payables and accruals as of December 31, 2011.

On March 9, 2011, Jiangsu Yangsheng Energy Technology Co., Ltd., or Jiangsu Yangsheng, one of our customers, filed an action in Haining People’s Court, Zhejiang Province against Zhejiang Jinko for the return of prepayment of RMB8 million and the accrued interest of RMB74,667 due to the delayed return of prepayment. The case was subsequently referred to the Jiaxing Intermediate People’s Court. On February 20, 2012, Jiaxing Intermediate People’s Court ruled in favor of Zhejiang Jinko for lack of contractual relationship between Jiangsu Yansheng and Zhejiang Jinko. On March 6, 2012, Jiangsu Yangsheng filed an appeal to the Zhejiang High People’s Court, Zhejiang Province. As of the date of this annual report, this suit is still pending. The Company does not anticipate any loss from this case.

On October 11, 2011, JinkoSolar was named as a defendant in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.) (the “U.S. Securities Action”). In addition to JinkoSolar, the complaint also names as defendants Xiande Li, Kangping Chen, Xianhua Li, Wing Koen Siew, Haitao Jin, Zibin Li, Stephen Markscheid, Longgen Zhang (the “Individual Defendants”), and the underwriters of JinkoSolar's May 13, 2010 ADS offering. The plaintiff in the U.S. Securities Action seeks to represent a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 21, 2011, inclusive. The plaintiff alleges that the defendants violated Sections 11 and 12(a)(2) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The complaint also asserts claims against the Individual Defendants for control person liability under Section 15 of the Securities Act of 1933 and Section 20(a) of the Securities Exchange Act of 1934. The complaint seeks, among other things, certification of the putative class, unspecified compensatory damages (including interest), and costs and expenses incurred in the action.

On March 19, 2012, the court entered an order appointing lead plaintiffs in the U.S. Securities Action. On April 2, 2012, the court directed lead plaintiffs to file an amended complaint on or before May 30, 2012. The deadline for defendants to move, answer or otherwise respond to the amended complaint is July 30, 2012. As of December 31, 2011, a range of loss was not known for the claims. JinkoSolar believes that the claims against it in the U.S. Securities Action are without merit and intends to defend itself vigorously.

(d) Guarantees

On June 13, 2009, Jiangxi Jinko entered into a loan agreement with Shangrao Heji Investment Co., Ltd. ("Heji"), in the principal amount of RMB100 million with a term of three years. Of this amount, RMB nil was outstanding as of December 31, 2011. In consideration of this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust Co., Ltd. ("JITCL") on May 31, 2009 for Heji's payment obligations under its separate trust loan agreement with JITCL ("JITCL Loan Agreement"), under which JITCL extended a loan to Heji in the principal amount of RMB50 million for a term of three years. In the event that Heji fails to perform its obligations under the JITCL Loan Agreement or otherwise defaults thereunder, Jiangxi Jinko will become liable for Heji's obligations under the JITCL Loan Agreement. The Company recorded a guarantee liability of RMB1.5 million as of December 31, 2010 and reclassified to short term liability as of December 31, 2011. Corresponding deferred financing cost was recorded and amortized over the period of Jiangxi Jinko’s long-term borrowing. Jiangxi Jinko has fully repaid the entrusted loans in July 2011. However, Jiangxi Jinko has not been released from its obligations and therefore, it may still be required to perform obligations under the Guarantee Agreement, which would have a materially adverse effect on the Company’s financial condition.

27.	FAIR VALUE MEASUREMENTS

A hierarchy is established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions.

Derivative Liabilities

On a recurring basis, the Company measures the 2010 Performance Adjustment Derivative Liabilities (Note 19) at fair value. Since the 2010 Performance Adjustment Derivative Liabilities are not traded on an exchange, they are valued using a valuation model. Management is responsible for determining the fair value and considered a number of factors including valuations. The 2010 Performance Adjustment Derivative Liability was bifurcated at the fair value measured with the residual financing proceeds attributed to the Series B Redeemable Convertible Preferred Shares on issuance date.

Fair value change in forward contracts

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's derivative instruments have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of US$583.7 million and EUR32.0 million as of December 31, 2011. These foreign exchange forward contracts mature between 1 to 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

Convertible Senior Notes and Capped Call Options

The Company has adopted valuation models to assess the fair value for capped call options and the Notes, as the capped call options are not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. Both capped call options and the Notes are valued using the Binomial Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. The main inputs to this model include underlying share price, expected share volatility, expected dividend yield, risk free interest rate etc.

Recurring change in fair value

As of December 31, 2010 and 2011, information about inputs into the fair value measurements of the Company's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2010	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contracts	96,871,563	—	96,871,563	—

Liabilities:
Foreign exchange forward contracts	13,063,592	—	13,063,592	—

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2011	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contracts	64,954,682	—	64,954,682	—
Capped call options	16,408,445	—	—	16,408,445

Liabilities:
Foreign exchange forward contracts	5,524,497	—	5,524,497	—
Convertible senior notes	387,777,235	—	—	387,777,235

The Group's foreign exchange forward contracts are not traded on an exchange, the Group values them using valuation models. The valuation of these contracts used interest rate yield curves and foreign exchange rates as the significant inputs in the valuation models. These inputs are observable in active markets over the terms of the instruments the Group holds.

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 embedded derivative underlying Series B Redeemable Convertible Preferred Shares for the years ended December 31, 2010 and 2011 were as follows:

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2011 was as follows:

Balance at December 31, 2010	—
Issuance of convertible senior notes	812,525,000
Foreign exchange gain	(21,522,933)
Change in fair value of convertible senior notes	(398,030,217)
Repurchase of convertible senior notes	(5,194,615)
Balance at December 31, 2011	387,777,235

A summary of changes in Level 3 fair value of Capped call options for the year ended December 31, 2011 was as follows:

Balance at December 31, 2010	—
Purchase of capped call option	117,003,600
Foreign exchange gain	(2,312,645)
Change in fair value of capped call options	(98,282,510)
Balance at December 31, 2011	16,408,445

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Forward contracts	—	98,039,341	36,604,889
Embedded derivatives	(13,599,301)	54,938	—
Convertible senior notes	—	—	398,030,217
Capped call options	—	—	(98,282,510)
Total	(13,599,301)	98,094,279	336,352,596

28.	GOODWILL

As of December 31, 2010, the RMB45,645,832 in goodwill related to our reporting unit represented goodwill allocated from the acquisitions of Zhejiang Jinko in 2009 (Note 3). The allocation of all the goodwill from the acquisition to our reporting unit represented the expected synergies, economies of scale and vertical integration our business would realize from using our solar modules in the project pipelines obtained from the acquisition. Once goodwill has been assigned to a reporting unit, for accounting purposes, the goodwill is no longer directly associated with the underlying acquisitions that the goodwill originated from, but rather the reporting unit to which it has been allocated. The Group is considered as one single reporting unit.

The Company commenced its annual goodwill impairment test in October 2011.  However, considering qualitative factors including the continuing reduction in our market capitalization for the quarters ended September 30, 2011 and December 31, 2011 and the fiscal 2012 solar industry outlook, we concluded that a two-step goodwill impairment test was required for our reporting unit.

In estimating the fair value of the reporting unit in the first step of the impairment test, significant management judgment was required. In using the income approach methodology of valuation, estimates to determine the fair value of the reporting unit included management judgment related to forecasts of future operating results, discount rates, and expected future growth rates that are used in the discounted cash flow method of valuation. In using the market approach methodology of valuation, management made judgments related to the selection of comparable businesses. The sum of the fair value of the reporting unit is also compared to the Company’s external market capitalization in order for management to assess the appropriateness of such estimates. The underlying assumptions used in the first step of the impairment test considered the market capitalization as of December 31, 2011 and the current industry environment and its expected impact on the fair value of the reporting unit. The Company determined that the fair value of the reporting unit was less than the carrying value, which required us to perform the second step of the impairment test for the components reporting unit.

Management performed the second step of the impairment test to determine the implied fair value of goodwill for the reporting unit, which requires management to allocate the fair value of the reporting unit determined in step one to all of the assets and liabilities including any unrecognized intangible assets of the components reporting unit. Management determined the implied fair value of goodwill in the reporting unit to be zero. As a result, we impaired all of the goodwill in the reporting unit and recorded RMB45,645,832 of impairment expense, which also represents the accumulated goodwill impairment losses.

29.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by the Company's PRC subsidiaries that are registered as wholly owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company does not currently require any such dividends, loans or advances from the Company's PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the Company's shareholders. Restricted net assets were RMB2,850,011,133, 31% of total assets as of December 31, 2011.

30.	SUBSEQUENT EVENTS

Subsequent to December 31, 2011, the Group obtained additional short-term and long-term bank borrowings (Note 16).

In January 2012, the Company repurchased 173,570 ADSs (694,280 shares) but have not been retired with total consideration of RMB 5.5 million (US$0.9 million).

On April 17, 2012, the Company registered unsecured one-year short-term bonds with an aggregate principal amount of RMB300 million with the the PRC National Association of Financial Market Institutional Investors (“NAFMII”). The short-term bonds which the Company expects to issue on April 23, 2012 will bear a fixed annual interest rate determined on the issuance date and will mature on April 23, 2013. Industrial Bank Co., Ltd. Will act as the lead underwriter and bookrunner for the short-term bonds with standby commitment. The proceeds will be used as working capital.

31.	ADDITIONAL INFORMATION—CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company's investments in its subsidiaries under the equity method of accounting. Such investment is presented on separate condensed balance sheets of the Company as "Investments in subsidiaries " and the Company's shares of the profit or loss of subsidiaries are presented as "Share of (loss) / income from subsidiaries" in the statements of operations.

The Company completed the Share Exchange with the then existing shareholders of Paker, the holding company of its subsidiaries, on December 16, 2008 (Note 21). Upon completion, Paker becomes a wholly-owned subsidiary of the Company. The Share Exchange was accounted for as a recapitalization of the Company, as such, the separate condensed financial statements of the Company are presented as if the current corporate structure has been in existence since the beginning of the years presented.

The Company did not have any significant commitment, long term obligation, or guarantees as of December 31, 2010 and 2011.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	Year ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(Note 2 (aj))
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating expenses	(25,388,252)	(5,867,589)	(7,319,613)	(1,162,969)

Loss from operations	(25,388,252)	(5,867,589)	(7,319,613)	(1,162,969)
Convertible senior notes issuance costs	—	—	(24,463,052)	(3,886,788)
Share of income from subsidiaries	124,566,024	884,060,266	26,457,224	4,203,630
Interest income/(expense), net	—	1,342	(19,844,874)	(3,153,033)
Exchange gain/(loss)	—	291,950	(1,204,936)	(191,445)
Other expense	(168,839)	3,332,320	(29,637)	(4,709)
Change in fair value of embedded derivative	(13,599,301)	54,938	—	—
Change in fair value of convertible senior notes and capped call option	—	—	299,747,707	47,625,114
Income before income tax expenses	85,409,632	881,873,227	273,342,819	43,429,800
Income tax expenses	—	—	—	—
Net income for the year	85,409,632	881,873,227	273,342,819	43,429,800
Series A Redeemable Convertible Preferred Shares accretion	(31,832,994)	(13,433,242)	—	—
Series B Redeemable Convertible Preferred Shares accretion	(42,301,594)	(17,479,734)	—	—
Deemed dividend to a preferred shareholder	(8,015,089)	—	—	—
Allocation to preferred shareholders	(40,422,944)	(15,156,606)	—	—

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(37,162,989)	835,803,645	273,342,819	43,429,800

Condensed balance sheets:

	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	USD
			(Note 2 (aj))
ASSETS
Current assets:
Cash and cash equivalents	9,084,131	17,279,974	2,745,511
Due from subsidiaries	1,662,280	583,271,399	92,672,492
Other current assets	4,324,372	33,681,614	5,351,470
Total current assets	15,070,783	634,232,987	100,769,473
Investments in subsidiaries	2,677,016,021	2,703,338,634	429,517,252
Capped call option	-	16,408,445	2,607,039
Total assets	2,692,086,804	3,353,980,066	532,893,764

LIABILITIES
Current liabilities:
Due to subsidiaries	20,896,567	65,331,777	10,380,173
Other current liabilities	5,988,361	5,680,539	902,547
Total current liabilities	26,884,928	71,012,316	11,282,720
Convertible senior notes	-	387,777,235	61,611,598
Total liabilities	26,884,928	458,789,551	72,894,318
Shareholders' Equity
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 95,078,242 and 89,435,058 shares issued and outstanding as of December 31, 2010 and 2011, respectively)	13,832	13,200	2,097
Additional paid-in capital	1,542,089,341	1,507,224,827	239,473,908
Treasury stock	—	(8,354,423)	(1,327,384)
Retained earnings	1,123,098,703	1,396,441,522	221,872,213
Accumulated other comprehensive loss	—	(134,611)	(21,388)
Total Shareholders' Equity	2,665,201,876	2,895,190,515	459,999,446

Total liabilities and shareholders' equity	2,692,086,804	3,353,980,066	532,893,764

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

The Company has long term obligations arising from the issuance of Convertible Senior Notes due in May 15, 2016 (See Note 20 of the notes to the consolidated financial statements).

Condensed statements of cash flows:

	For the years ended
	2009	2010	2011	2011
	RMB	RMB	RMB	USD
				(Note 2 (aj))
Cash flows from operating activities:
Net income	85,409,632	881,873,227	273,342,819	43,429,800
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of embedded derivatives	13,599,301	(54,938)	—	—
Change in fair value of convertible senior notes	—	—	(398,030,217)	(63,240,633)
Change in fair value of capped call option	—	—	98,282,510	15,615,518
Non-cash compensation to ordinary shareholders/employees	20,889,414	—	—	—
Share of income from subsidiaries	(124,566,024)	(884,060,266)	(26,457,224)	(4,203,630)
Exchange (gain)/loss	—	(291,950)	1,204,936	191,445
Changes in operating assets and liabilities:
Increase in due from subsidiaries	—	(1,662,280)	(571,729,995)	(90,838,749)
Decrease/(increase) in other current assets	(7,120,006)	2,795,634	(29,357,242)	(4,664,396)
Increase in due to a subsidiary	7,308,623	16,417,507	44,435,210	7,060,044
(Decrease)/increase in other current liabilities	4,479,060	(886,756)	(19,959,953)	(3,171,316)
Net cash from/(used in) operating activities	—	14,130,178	(628,269,156)	(99,821,917)

Cash flows from investing activities:
Investments in subsidiaries	—	(821,266,865)	—	—
Net cash used in investing activities	—	(821,266,865)	—	—

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	814,286,284	—	—
Proceeds from exercise of share options	—	2,076,090	3,759,081	597,258
Proceeds from issuance of convertible senior notes	—	—	812,525,000	129,097,221
Repurchase of convertible senior notes	—	—	(5,222,773)	(829,815)
Cash paid for capped call option	—	—	(117,003,600)	(18,590,000)
Repurchase of common stock	—	—	(56,857,774)	(9,033,790)
Net cash provided by financing activities	—	816,362,374	637,199,934	101,240,874
Effect of foreign exchange rate changes on cash	—	(141,556)	(734,935)	(116,769)
Net increase in cash	—	9,084,131	8,195,843	1,302,188
Cash and cash equivalents, beginning of year	—	—	9,084,131	1,443,323
Cash and cash equivalents, end of year	—	9,084,131	17,279,974	2,745,511

