Form 20-F/A
period 2011-12-31
JinkoSolar Holding Co., Ltd.
filed 2012-04-19
CIK 1481513

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

TABLE OF CONTENTS

Page
EXPLANATORY NOTE	1
SIGNATURE	2
EXHIBIT INDEX	3
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the fiscal year ended December 31, 2011 which was originally filed with the Securities and Exchange Commission on April 18, 2012, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the Form 20-F. This Amendment does not reflect events that have occurred after the April 18, 2012 filing date of the annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F/A for the fiscal year ended December 31, 2011 on its behalf.

JinkoSolar Holding Co., Ltd.

By:	/s/ Kangping Chen

Name: Kangping Chen

Title: Director and Chief Executive Officer

Date: April 19, 2012

2

EXHIBIT INDEX

Exhibit	Description
101.INS	XBRL Instance Document. *
101.SCH	XBRL Taxonomy Extension Schema Document. *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document. *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. *

*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3