Form 20-F
period 2012-12-31
JinkoSolar Holding Co., Ltd.
filed 2013-04-30
CIK 1481513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 88,758,778 shares, par value US$0.00002 per share, as of December 31, 2012. Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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
Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “JinkoSolar” refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;

•	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated.

•	“2010”, “2011” and “2012” refers to our fiscal years ended December 31, 2010, 2011 and 2012, respectively;

•	“ADRs” refers to the American depositary receipts evidencing our American depositary shares;

•	“ADSs” refers to our American depositary shares;

•	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards;

•	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC61215:2005 and IEC61730-2:2004 standards;

•	“DQS-UL” refers to the certificate issued by DQS GmbH certifying that our quality management system for both of the manufacture of silicon wafers and the design, manufacture and relative activities of solar modules in Jiangxi Jinko complies with ISO9001:2008 standard;

•	“Euro” or “€” refers to the legal currency of the European Union;

•	“selling shareholders” refers to certain shareholders selling 1,500,000 ADSs representing 6,000,000 ordinary shares of us on the NYSE in the follow-on offering completed on November 10, 2010; we did not receive any of the proceeds from the sale of ADSs by the selling shareholders;

•	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;

•	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;

•	“LRQA” refers to the certificate issued by Lloyd’s Register Quality Assurance to certify that our quality management system of the design, development and production of solar cells and solar modules in Zhejiang Jinko complies with the ISO9001:2008 standard;

•	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;

•	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;

•	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;

•	“outstanding ordinary shares” and “shares issued and outstanding” refer to our outstanding ordinary shares as of the date of this annual report, excluding the 1,605,472 ordinary shares issued to the depositary and reserved for future grants under our 2009 Long Term Incentive Plan;

•	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;

•	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;

•	“Wp” refers to watt-peak, a measurement of power output, most often used in relation to photovoltaic solar energy devices;

•	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2010, 2011 and 2012 and as of December 31, 2011 and 2012.

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

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

	2008	2009	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues	2,183,614.1	1,567,859.6	4,654,854.7	7,384,951.4	4,794,768.4	769,613.4
Cost of revenues	(1,872,088.7)	(1,337,647.5)	(3,297,468.9)	(6,235,100.2)	(4,562,531.3)	(732,336.8)
Gross profit	311,525.5	230,212.1	1,357,385.8	1,149,851.2	232,237.1	37,276.6
Total operating expenses	(40,271.7)	(107,739.4)	(367,463.5)	(833,965.5)	(1,465,724.3)	(235,264.9)
Income/(loss) from operations	271,253.8	122,472.6	989,922.3	315,885.7	(1,233,487.2)	(197,988.3)
Interest expenses, net	(6,323.9)	(29,936.8)	(64,268.4)	(182,502.2)	(221,719.8)	(35,588.5)
Convertible senior notes issuance costs	—	—	—	(30,154.1)	—	—
Subsidy income	637.3	8,569.1	15,696.6	25,553.8	40,902.6	6,565.3
Investment (loss)/gain	(10,165.5)	82.1	60.1	—	—	—
Exchange loss	(4,979.8)	(2,181.5)	(10,143.4)	(138,994.3)	(36,472.7)	(5,854.3)
Other(expense)/ income, net	(490.1)	(1,338.6)	(1,357.9)	28,257.1	4,263.5	684.4
Change in fair value of forward contracts	—	—	98,039.3	36,604.9	(9,043.1)	(1,451.5)
Change in fair value of embedded derivatives	(29,812.7)	(13,599.3)	55.0	—	—	—
Change in fair value of convertible senior notes and capped call options	—	—	—	299,747.7	(97,160.7)	(15,595.4)
Income/(loss) before income taxes	220,119.1	84,067.6	1,028,003.6	354,398.6	(1,552,717.4)	(249,228.3)
Income tax (expense)/benefit	(822.3)	1,342.0	(146,130.4)	(81,072.7)	8,917.6	1,431.3
Equity in losses of affiliated companies	—	—	—	—	(16.3)	(2.6)
Net income/loss	219,296.8	85,409.6	881,873.2	273,325.9	(1,543,816.1)	(247,799.6)
Add: Net (income)/loss attributable to the non-controlling interests	(576.8)	—	—	16.9	1,394.0	223.8
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.	218,720.0	85,409.6	881,873.2	273,342.8	(1,542,422.1)	(247,575.8)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
Basic	3.52	(0.73)	11.16	2.91	(17.38)	(2.79)
Diluted	3.52	(0.73)	10.92	(1.23)	(17.38)	(2.79)
Net income(loss) attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS(1)
Basic	14.10	(2.93)	44.64	11.64	(69.52)	(11.16)
Diluted	14.10	(2.93)	43.69	(4.92)	(69.52)	(11.16)
Weighted average ordinary shares outstanding
Basic	50,429,700	50,731,450	74,896,543	93,966,535	88,752,706	88,752,706
Diluted	50,429,700	50,731,450	80,748,080	102,686,971	88,752,706	88,752,706

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2008	2009	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	27,323.6	152,479.6	521,204.8	433,851.0	279,130.0	44.803.5
Restricted cash	9,622.0	72,827.2	416,789.7	146,175.5	140,760.8	22,593.7
Short-term investments	—	50,462.3	34,705.8	494,215.0	722,461.3	115,963.0
Account receivable, net – related parties	69,062.1	100.4	100.4	31,010.2	105,531.4	16,939.0
Accounts receivable, net – third parties	8,039.5	236,796.6	576,796.4	1,600,206.9	1,712,685.2	274,904.9
Advances to suppliers, net – third parties	110,638.3	93,324.1	339,738.1	208,104.1	63,553.0	10,201.0
Inventories	272,030.5	245,192.4	819,514.5	798,075.3	527,962.4	84,743.8
Total current assets	528,980.4	970,650.4	3,194,474.1	4,608,473.7	3,985,609.2	639,734.4
Project assets	—	—	—	272,504,7	536,391.1	86,096.7
Property, plant and equipment, net	352,929.5	741,481.4	1,938,978.2	3,568,294.3	3,329.872.7	534,481.4
Land use rights, net	165,509.6	228,377.5	261,858.6	368,042.9	365,749.2	58,706.8
Advances to suppliers to be utilized beyond one year	187,270.6	230,899.5	234,577.1	209,630.9	—	—
Total assets	1,278,020.4	2,242,649.3	5,880,345.8	9,176,399.3	8,372,320.3	1,343,850.1
Accounts payable – a related party	—	—	—	35,887.8	30,045.2	4,822.6
Accounts payable – third parties	23,985.3	99,932.8	355.011.7	340,998.6	1,347,327.0	216,260.9
Notes payable	—	81,643.2	571,522.2	909,830.6	1,149,136.5	184,449.1
Accrued payroll and welfare expenses	9,535.9	34,989.3	96,853.9	176,647.8	206,425.1	33,133.5
Advance from third party customers	184,749.0	36,777.8	164,956.9	85,524.0	121,031.2	19,426.8
Bonds payable and accrued interests	—	—	—	1,039,635.3	313,689.8	50,350.7
Short-term borrowings from third parties (including current portion of long-term borrowings)	150,000.0	576,084.0	1,171,776.3	2,200,032.1	2,245,630.8	360,448.6
Total current liabilities	481,330.6	946,782.3	2,941,912.9	5,642,586.6	6,238,443.5	1,001,339.3
Long-term borrowings	—	348,750.0	269,250.0	155,500.0	167,000.0	26,805.3
Convertible senior notes				387,777.2	483,581.7	77,620.2
Total liabilities	485,043.7	1,299,811.8	3,215,143.9	6,271,225.8	6,998,508.9	1,123,338.1
Series A redeemable convertible preferred shares	157,224.9	189,057.9	—	—	—	—
Series B redeemable convertible preferred shares	245,402.2	287,703.8	—	—	—	—
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	390,349.6	466,075.8	2,665,201.9	2,895,190.5	1,365,122.3	219,117.2
Non-controlling interests	—	—	—	9,983.1	8,689.1	1,394.7
Total liabilities and shareholders’ equity	1,278,020.4	2,242,649.3	5,880,345.8	9,176,399.3	8,372,320.3	1,343,850.1

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 26, 2013, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB 6.1647 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	High	Low
		(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3043	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013 (through April 26, 2013)
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 26, 2013)	6.1647	6.1883	6.2078	6.1647

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risks Related to Our Business and Industry

We require a significant amount of cash to fund our operations and future business developments; if we cannot obtain additional fund on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including payments to suppliers for our polysilicon feedstock. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, as well as our research and development activities in order to remain competitive. We had negative working capital as of December 31, 2012. Our management believes that our current cash position as of December 31, 2012, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2012. However, in light of the amount of bank borrowings and bonds due in the near term future, and the put option of our convertible senior notes becoming exercisable in May 2014, sufficient funds may not be available to us. Accordingly, we may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the state of global credit markets;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.

Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives. See “—Our substantial indebtedness could adversely affect our business, financial condition and results of operations.”

Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.

The rate and extent of market acceptance for solar power depends on the availability of government subsidies and the cost-effectiveness, performance and reliability of solar power relative to conventional and other renewable energy sources. Changes in government policies towards solar power and advancements in photovoltaic technologies significantly affect the demand for solar power products.

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, demand for solar power products declined precipitously in late 2008 due to decreased financing availability for downstream buyers caused by the global economic crisis. As a result, decreased demand coupled with increased manufacturing capacity caused a decline in the prices of solar power products. The prices of solar power products further declined since 2009 primarily due to decreased prices of polysilicon as well as increased manufacturing capacity for solar power products. In 2010, as the effect of the global economic crisis subsided, the combination of increased availability of financing for downstream buyers and decreased average selling prices of solar power products contributed to an overall increase in demand for solar power products. However, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.

These market conditions were exacerbated by an over-supply of solar power products driven by increased manufacturing capacity, which adversely affected the prices of solar power products. As a result, the average selling price of our solar modules, our principal product which represented 81.3% of our total revenues in 2012, decreased by 51.1% to RMB4.3 (US$0.69) per watt for 2012 from RMB8.7 per watt for 2011.

We cannot assure you that the price of solar modules will not further decline in the future. Any reduction in the price of solar modules will have a negative impact on our revenue and results of operations. As a result, we may not be profitable on a quarterly or annual basis. For example, we experienced net losses in the fourth quarter of 2011 and in each quarter of 2012. In addition, if these negative market and industry trends continue and demand for solar power projects and solar power products weakens, our business and results of operations may be materially and adversely affected.

A significant reduction in or elimination of government subsidies and economic incentives for the use and development of solar power products may have a material adverse effect on our results of operations and business prospects.

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives because the cost of solar power currently exceeds, and we believe will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy. We received government grants totaling RMB70.7 million and RMB117.2 million and RMB160.7 million (US$25.8 million) in 2010, 2011 and 2012, respectively, which included government grants for assets, our expansion of production scale, technology upgrades and development of export markets. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods.

Various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Countries in Europe, notably Italy, Germany, France, Belgium and Spain, certain countries in Asia, including China, Japan, India and South Korea, countries in North America, such as the United States and Canada, as well as Australia and South Africa have adopted renewable energy policies. Examples of government-sponsored financial incentives to promote solar power include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain and Canada. The German market represents a major portion of the world’s solar market due in large part to government policies that established high feed-in tariff rates. However, since 2010, the German government has introduced legislation to reduce the feed-in-tariff program due to the strong growth of its domestic solar market. In 2009, the Spanish government continued reductions in the feed-in tariff as a result of its government’s spending cut backs resulted in a weakened solar market. In 2010, Italy also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In 2011 and 2012, several countries, including Germany, Italy, Spain, our three largest export markets, and certain other major markets for solar power and solar power products, such as Greece, France and Belgium, continued to reduce their feed-in tariffs as well as other incentive measures.

Since we generated 54.5% of our sales revenues from overseas market, and Germany, Italy, and Spanish, our three largest export markets, represented 24.6%, 8.0% and 5.3% of our total sales revenue, respectively, in 2012, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

We may not be able to obtain sufficient silicon raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

In 2010, 2011 and 2012, our five largest suppliers accounted for approximately 47.4%, 57.8% and 63.2%, respectively, of our total silicon purchases by value. In 2010, no suppliers accounted for more than 10% of our total silicon purchases by value. In 2011, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 16.5%, of our total silicon purchases by value. In 2012, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 20.5% of our total silicon purchases by value.

Although the global supply of polysilicon has increased significantly, we may experience interruption to our supply of silicon raw materials or late delivery in the future for the following reasons, among others:

•	suppliers under our silicon material supply contracts may delay deliveries for a significant period of time without incurring penalties;

•	our virgin polysilicon suppliers may not be able to meet our production needs consistently or on a timely basis;

•	compared with us, some of our competitors who also purchase virgin polysilicon from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and

•	our supply of silicon raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment.

Our failure to obtain the required amounts of silicon raw materials in a timely manner and on commercially reasonable terms could increase our manufacturing costs and substantially limit our ability to meet our contractual obligations to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Furthermore, our failure to obtain sufficient silicon raw materials would result in under-utilization of our production facilities and an increase in our marginal production costs. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

The prices of polysilicon and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. Since the first half of 2010, as a result of the growth of newly available polysilicon manufacturing capacity worldwide, there has been an increased supply of polysilicon in the market, which has driven down the price of polysilicon as the essential raw material for PV cell and module products. Since the second half of 2011, the prices of polysilicon and silicon wafers further fell significantly. As the polysilicon raw materials became more accessible to many producers, the global production and supply of PV cell and module products has experienced considerable growth, which has imposed substantial downward pressure on the price of PV module products, including our PV module products. From 2010 to 2012, the prices of PV products declined. We cannot assure you that the supply of PV cells and modules will not further increase or the prices of PV module products will not continue to decline due to the oversupply in the market.

We expect that the prices of virgin polysilicon feedstock may continue to be subject to volatility, making our procurement planning challenging. For example, if we refrain from entering into fixed-price, long-term supply contracts, we may miss the opportunities to secure long-term supplies of virgin polysilicon at favorable prices if the price of virgin polysilicon increases significantly in the future. On the other hand, if we enter into more fixed-price, long-term supply contracts, we may not be able to renegotiate or otherwise adjust the purchase prices under such long-term supply contracts if the price declines. As a result, our cost of silicon raw materials could be higher than that of our competitors who source their supply of silicon raw materials through floating-price arrangements or spot market purchases. To the extent we may not be able to fully pass higher costs and expenses on to our customers, our profit margins, results of operations and financial condition may be materially and adversely affected.

Notwithstanding our continuing efforts to further diversify our customer base, we derive, and expect to continue to derive, a significant portion of our revenues from a limited number of customers. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations.

We expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our products to a relatively small number of customers. In 2010, 2011 and 2012, the sales to our top five customers represented 29.8%, 33.6% and 18.3% of our total revenues, respectively. In 2012, no customer generated sales that individually exceeded 10% of our revenues. In 2011, sales to our top customer accounted for 16.1% of our total revenues and no other customer generated sales that individually exceeded 10% of our revenues. In 2010, no customer generated sales that individually exceeded 10% of our revenues. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in their early stages. We cannot assure you that we will be able to continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

If we are unable to remedy the material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002, or the SOX. As required by Section 404 of the SOX and related rules as promulgated by the Securities and Exchange Commission, or the SEC, we are required to include a report of management on the effectiveness of our internal control over financial reporting in our annual report. In addition, under such rules, our independent registered public accounting firm may be required to attest to the effectiveness of our internal controls over financial reporting. As we are a non-accelerated filer for 2012, such independent auditor attestation was not required in this annual report. In the course of preparing our consolidated financial statements as of and for the year ended December 31, 2012, our management assessed the effectiveness of our internal over financial reporting as of December 31, 2012 and has identified a material weakness in our internal control over financial reporting and has concluded that as of December 31, 2012, our disclosure controls and procedures and our internal control over financial reporting were not effective. See “Item 15. Controls and Procedures” for discussion of this material weakness.

Despite our efforts to ensure the integrity of our financial reporting process, we cannot assure you that the material weakness identified in our internal control over financial reporting will be successfully remediated. Furthermore, we cannot assure you that additional deficiencies in our internal control over financial reporting will not be identified in the future. Any failure to maintain existing controls or implement new controls could result in additional material weakness and cause us fail to meet our periodic reporting obligations which in turn could cause our shares to be delisted or suspended from trading on the NYSE. In addition, any such failure could result in material misstatements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price or lawsuits being filed against us by our shareholders or otherwise harm our reputation. In addition, we may require more resources and incur more costs than currently expected to remediate our identified material weakness or any additional material weakness that may be identified in the future, which may adversely affect our results of operations.

We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.

We have expanded our product lines into solar cells through our acquisition of Zhejiang Jinko in June 2009 and developed solar power projects in China since late 2011. We may in the future continue to grow our operations through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the solar power industry value chain. Such acquisitions, participation in joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management resources. In particular, our acquisitions may expose us to the following risks:

•	There may be unforeseen risks relating to the target’s business and operations or liabilities of the target that were not discovered by us through our legal and business due diligence prior to such acquisition. Such undetected risks and liabilities could have a material adverse effect on our business and results of operations in the future.

•	There is no assurance that we will be able to maintain relationships with previous customers of the target, or develop new customer relationships in the future. Loss of our existing customers or failure to establish relationships with new customers could have a material adverse effect on our business and results of operations.

•	Acquisitions will generally divert a significant portion of our management and financial resources from our existing business and the integration of the target’s operations with our existing operations has required, and will continue to require, significant management and financial resources, potentially straining our ability to finance and manage our existing operations.

•	There is no assurance that the expected synergies from any acquisition or joint venture investment will actually materialize. If we are not successful in the integration of a target’s operations, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.

•	Acquisition or participation in new joint venture or strategic alliance may involve us in the management of operation in which we do not possess extensive expertise.

The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations.

Our future success depends in part on our ability to expand our business into downstream markets. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations in future periods.

Our current business strategy includes plans to expand into select downstream markets, such as systems integration and project development. These expansion plans may include investments in downstream companies and joint ventures and formation of strategic alliances with third parties for balance of system technologies, engineering, procurement and construction services, and related financing needs. These plans may require significant capital expenditures, which could be used in pursuit of other opportunities and investments. Additionally, our experience in the solar power products manufacturing industry may not be as relevant or applicable in downstream markets. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Furthermore, we may not be able to manage or control entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired downstream operations.

We cannot assure you that we will be successful in expanding our business into downstream markets along the solar power product value chain. Any failure to successfully identify, execute and integrate our acquisitions, investments, joint ventures and alliances as part of entering into downstream markets may have a material adverse impact on our growth, business prospects and results of operations, which could lead to a decline in the price of our ADSs.

We manufacture our products in two locations in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

The geographical separation of our manufacturing facilities necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Shangrao, Jiangxi Province and Haining, Zhejiang Province. We produce and will continue to produce silicon ingots, silicon wafers and most of our solar modules in our manufacturing facilities in Shangrao, while also producing solar cells and solar modules in our manufacturing facilities in Haining. As a result, we transport a substantial volume of our silicon wafers from Shangrao to Haining to be processed into solar cells and a substantial volume of our solar cells from Haining back to Shangrao to be processed into solar modules.

The distance between Shangrao and Haining is approximately 410 kilometers and the two cities are connected by roads and railway. The constant long-distance transportation of a large volume of our silicon wafers and solar cells may expose us to various risks, including (i) increases in transportation costs, (ii) loss of our silicon wafers or solar cells as a result of any accidents that may occur in the transportation process; (iii) delays in the transportation of our silicon wafers or solar cells as a result of any severe weather conditions, natural disasters or other conditions adversely affecting road traffic between Haining and Shangrao; and (iv) disruptions to our production of solar cells and solar modules as a result of delays in the transportation of our silicon wafers and solar cells. Any of these risks could have a material adverse effect on our business and results of operations

Prepayment arrangements to suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2012, we had approximately RMB63.6 million (US$10.2 million) of advances to suppliers. We generally do not receive collateral to secure such payments for these contracts and the collateral we received are deeply subordinated and shared with all other customers and other senior lenders of the supplier.

Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. For example, on June 13, 2012, we terminated our supply agreement with one of our former polysilicon providers, Hoku Materials, Inc., or Hoku, in light of adverse developments in Hoku’s operations. We did not receive any shipments from Hoku throughout the term of the supply agreement. Upon the termination of the supply agreement, we demanded that Hoku return all outstanding prepayments we made to Hoku as well as pay associated charges and interests, but we have not yet received such payments. As a result, we fully provided for RMB129.8 million (US$20.8 million) of the outstanding balance of prepayments we made to Hoku. In addition, in January 2013, we notified Wuxi Zhongcai Technological Co. Ltd., or Wuxi Zhongcai, another of our former polysilicon providers, to terminate our long-term supply agreement, in response to adverse developments in Wuxi Zhongcai’s business. In February 2013, we became involved in litigation with Wuxi Zhongcai over the supply agreement. We have fully provided for RMB93.2 million (US$15.0 million) of the outstanding balance of prepayments to Wuxi Zhongcai. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Decreases in the price of silicon raw materials and solar power products, including solar modules, may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the prices of silicon raw materials and solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB29.6 million, RMB201.7 million and RMB332.3 million (US$53.3 million) in 2010, 2011 and 2012, respectively. If the prices of silicon materials and solar power problems continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Increases in electricity costs or a shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. Electricity prices in China have increased in the past few years and are expected to continue to increase in the future. Our average per kilowatt-hour, or kWh, electricity prices were RMB0.678 in 2010, RMB0.675 in 2011 and RMB0.734 (US$0.12) in 2012. Our electricity costs may become substantially higher than our competitors, which could diminish our competitive advantage and adversely affect our business, financial condition and results of operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. We cannot assure you that there will not be disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs, shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

The markets for solar power products are intensely competitive. We compete with manufacturers of solar power products such as Suntech Power Holdings Co., Ltd., or Suntech, Trina Solar Ltd., or Trina, Yingli Green Energy Holding Co., Ltd., or Yingli Green Energy, Canadian Solar Inc. and ReneSolar Ltd. in a continuously evolving market. Recently, some downstream manufacturers have also built out or expanded their silicon wafer or solar cell production operations. Some of these competitors are also our customers and suppliers.

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

We may also face extensive competition in developing solar power projects and providing solar system integration services from competitors such as Trina, Yingli Green Energy, Canadian Solar Inc. and ReneSolar Ltd. Some of our potential competitors in that market may have a longer history, more extensive experience in this industry, greater financial and other resources, stronger brand recognition, stronger relationships with customers and greater economies of scale than we do. Moreover, the key barriers to entry into the project development and system integration business at present consist of availability of financing, availability of experienced technicians and executives who are familiar with the industry and the implementation of market access standards. If these barriers disappear or become more easily surmountable, new competitors may successfully enter into the market, resulting in loss of our market share and increased price competition, which could adversely affect our operating and net margins.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenue and net income to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as solar cells with higher conversion efficiency and larger and thinner silicon wafers and solar cells. Other companies may develop production technologies that enable them to produce silicon wafers, solar cells and solar modules with higher conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than crystalline silicon wafers and solar cells, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and materially adversely affect our results of operations.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as by policies adopted by electric utility companies. These regulations and policies often relate to electricity pricing and technical interconnection requirements for customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers may be charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost of and reduce the demand for solar power, thereby harming our business, prospects, results of operations and financial condition.

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

We transact with a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our silicon ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen print machine. In 2012, our top three equipment suppliers include Komax Solar Inc., Northman Energy Technology Co., Ltd. and Hongxiang Holding Group. These suppliers have supplied 31.7% of our current principal equipment and spare parts. We have entered into purchase agreements for purchasing additional manufacturing equipment. As we have shifted our focus from capacity expansion to improving efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges or forfeiture of prepayments. For example, we made a prepayment of RMB 44.2 million (US$7.1 million) to Miyamoto for the purchase of equipment for capacity expansion. As we were focusing on improving our efficiency, we did not place any purchase order for equipment from Miyamoto in 2012 and we made a provision of RMB 44.2 million (US$7.1 million) in 2012 for the balance of our prepayments.

We may rely on certain major suppliers to provide a substantial portion of the principal manufacturing equipment and spare parts if we implement any expansion plan in the future. If we fail to develop or maintain our relationships with these and other equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment or spare parts to us, including due to natural disasters or otherwise fail to supply equipment or spare parts according to our requirements, it will be difficult for us to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, our production and result of operation could be adversely affected.

Selling our products on credit terms may increase our working capital requirements and expose us to the credit risk of our customers.

To accommodate and retain customers in the negative market environment, many PV module manufacturers, including us, shifted from demanding advance payments towards increasing credit sales and providing longer credit terms to both existing and new customers. Starting from the third quarter of 2011, we began to offer new customers credit terms of 60 to 120 days as well as extend similar credit terms to certain existing customers under new contracts. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. The increased use of credit sales and the longer credit terms had led to increased accounts receivable turnover and increased the risk of bad debts. For example, our accounts receivable turnover in Germany were 30 days, 69 days and 70 days in 2010, 2011 and 2012, respectively, our accounts receivable turnover in Italy were 91 days, 237 days and 421 days in 2010, 2011 and 2012, respectively, and our accounts receivable turnover in China were 4 days, 50 days and 119 days in 2010, 2011 and 2012, respectively. Correspondingly, we recorded significantly higher provisions for accounts receivable. We recorded provisions for accounts receivable of RMB 0.4 million, RMB179.7 million and RMB673.7 (US$108.1 million) as of December 31, 2010, 2011 and 2012.

We expect the use of credit sales to continue in the industry and this trend will continue to negatively affect our liquidity and our accounts receivable turnover. Selling our products on credit terms has increased, and may continue to increase our working capital requirements, which may negatively impact our short-term liquidity. We may not be able to maintain adequate working capital primarily through cash generated from our operating activities and may need to secure additional financing for our working capital requirements. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, we may need to continue to provide for doubtful accounts and may need to write off overdue accounts receivable we determine as not collectible. If we fail to secure additional financing on a timely basis or on terms acceptable to us or at all, our financial conditions, results of operations and liquidity may be adversely affected. In addition, we are exposed to the credit risk of customers to which we have made credit sales in the event that any of such customers becomes insolvent or bankrupt or otherwise does not make payments to us on time.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks our ability to expand our business abroad may be restricted.

We commenced export sales in May 2008 when we exported a small portion of our products to Hong Kong. Since then we have increased our sales in export markets. In 2012, we generated 54.5% of our revenues from export sales, and 54.9% of our revenues in 2012 are denominated in foreign currencies, including U.S. dollars and Euros. We plan to continue to increase sales outside China and expand our customer base overseas. However, the marketing, distribution and sale of our products in export markets may expose us to a number of risks, including those associated with:

•	fluctuations in currency exchange rates;

•	costs associated with understanding local markets and trends;

•	marketing and distribution costs;

•	customer services and support costs;

•	risk management and internal control structures for our overseas operations;

•	compliance with the different commercial, environmental and legal requirements;

•	obtaining or maintaining certifications for our products or services;

•	maintaining our reputation as an environmentally friendly enterprise for our products or services;

•	obtaining, maintaining or enforcing intellectual property rights;

•	changes in prevailing economic conditions and regulatory requirements;

•	transportation and freight costs;

•	employing and retaining sales personnel who are knowledgeable about, and can function effectively in, export markets;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•	challenges due to our unfamiliarity with local laws, regulation and policies, our absence of significant operating experience in local market, increased cost associated with establishment of overseas subsidiaries and maintaining a multi-national organizational structure; and

•	other various risks that are beyond our control.

Our exports to foreign markets, such as Europe, have increased significantly during the last three years, increasing the risk that any unfavorable trade policies in foreign markets could affect the sale of our products. As our manufacturing bases are located in China, we may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. For example, in 2012, we became subject to anti-dumping and countervailing duties imposed by the U.S. government. See “—We are subject to anti-dumping and countervailing duties imposed by the U.S. government and may become subject to European Union tariffs.” Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.

We are subject to anti-dumping and countervailing duties imposed by the U.S. government and may become subject to European Union tariffs.

Our direct sales to the U.S. market accounted for 2.8% of our total sales in 2012.

In March 2012, the U.S. Commerce Department announced a preliminary decision to impose countervailing duties. In December of 2012, the United States Department of Commerce imposed tariffs on a number of China-based solar panels, including anti-dumping duties of 24.48% and countervailing duties of 15.24% on our crystalline silicon photovoltaic cells, whether or not assembled into modules from the People's Republic of China. The United States International Trade Commission determined that imports of crystalline silicon photovoltaic cells and modules from China “materially injure” a U.S. industry, but the USITC did not make an affirmative determination regarding critical circumstances. As a result, after the publication of the preliminary determinations by the Department of Commerce, we face a counter-veiling duty at 15.24% and an anti-dumping duty at 24.48% for the imports of crystalline silicon photovoltaic cells, whether or not assembled into modules from the People's Republic of China. An export subsidy rate of 10.54% is deducted from the anti-dumping duty calculation to avoid double application. Our sales in U.S. may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially and adversely affect our business, financial condition and results of operations. We have made provision of RMB9.1 million (US$1.5 million) for preliminary U.S. countervailing and anti-dumping duties in 2012.

There can be no assurance that other governments or international trade bodies will not institute additional adverse trade policies or remedies against exports from China in the future. Some European companies have alleged anti-dumping by JinkoSolar. Although we actively dispute the anti-dumping claims, the European Commission may not adopt our position and we may become subject to European Union tariffs. In 2012, our direct sales to the European market accounted for 48.0% of our total sales. If such actions were undertaken, our sales, revenue and profit could be materially and adversely affected.

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

On October 11, 2011, JinkoSolar was named as a defendant in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.) (the “U.S. Securities Action”). In addition to JinkoSolar, the complaint also names as defendants Xiande Li, Kangping Chen, Xianhua Li, Wing Koen Siew, Haitao Jin, Zibin Li, Stephen Markscheid, Longgen Zhang or the Individual Defendants, and the underwriters of our initial public offering in May 2010. The plaintiff in the U.S. Securities Action seeks to represent a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 21, 2011, inclusive. The plaintiff alleges that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The complaint also asserts claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. The complaint seeks, among other things, certification of the putative class, unspecified compensatory damages (including interest), and costs and expenses incurred in the action. On March 19, 2012, the court entered an order appointing lead plaintiffs in the U.S. Securities Action. On April 2, 2012, the trial court directed lead plaintiffs to file an amended complaint on or before May 30, 2012. On August 1, 2012, JinkoSolar filed a motion to dismiss the amended complaint, as did Stephen Markscheid, who was the only Individual Defendant to have been served in the action. On the same date, the underwriter defendants filed a joinder to JinkoSolar’s motion to dismiss. On January 22, 2013, the court issued a Memorandum and Order granting JinkoSolar’s and Stephen Markscheid’s motions to dismiss in their entirety and dismissing the Amended Complaint as against all defendants. The Court entered judgment in favor of defendants on the same date. On February 19, 2013, lead plaintiffs filed a notice of appeal with respect to the court’s January 22, 2013 Memorandum and Order and Judgment. Lead plaintiffs’ appeal is currently pending in the United States Court of Appeals for the Second Circuit.

We are also involved in the anti-dumping and countervailing duty investigation launched by the U.S. government, and other legal proceedings. See “—We may be subject to anti-dumping and countervailing duties imposed by the U.S. government” and “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Legal and Administrative Proceedings.” Regardless of the merits, responding to allegation, litigation or legal or administration proceedings and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavourable outcomes from these claims or lawsuits could adversely affect our business, financial condition and results of operations.

We may not be successful in project development, construction or sales.

The development, construction and sale of solar power projects and construction of solar energy facilities involve numerous risks and potential delays. We may be required to spend significant sums for preliminary engineering, permitting, legal, and other expenses before we can determine whether a project is feasible, economically attractive or capable of being built. Success in developing a particular project is contingent upon, among other things:

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

In addition, we may not be able to sell the solar power projects we develop under commercially acceptable terms, or at all, which will have a material and adverse effect on our business, results of operation and financial condition.

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

Further, under the current regulatory framework in the PRC, grid companies generally must purchase and dispatch all electricity generated by renewable energy producers within the coverage of their grids. PV power stations with grid connection voltage of not more than 10 Kilovolts and installation capacity of not more than 6 Megawatts are all allowed to apply for connection to big grid, with State Grid Corporation of China offering free connection service throughout the entire process. However, we cannot assure you that local grid companies will comply with this obligation at all times. In addition, solar power plants and other renewable energy facilities of our competitors located near our solar power system integration projects may compete with us to secure grid connections. Grid companies may not have adequate transmission capacity or may be unwilling to purchase and transmit electricity generated by our solar power plants. We may not be able to dispatch electricity when our solar power system integration projects commence operations, which could have a material adverse effect on our revenue and results of operations.

In addition, the on-grid tariff is subject to fluctuations. Historically, there was no national feed-in tariff mechanism for on-grid solar power plants. In July 2011, the National Development and Reform Commission, or NDRC, launched the unified pricing mechanism for on-grid solar power plants in China. Pursuant to the unified pricing mechanism, the on-grid tariff (including value added tax) for on-grid solar power plants either approved after July 1, 2011 or completed after December 31, 2011 (excluding on-grid solar power plants located in Tibet) will be RMB1.00/KWh. For the on-grid solar power plants sponsored by central government subsidies, the desulphurised coal-fired electricity prices shall apply. However, we cannot assure you that the on-grid tariff of on-grid solar power plant will not fluctuate in the future. The occurrence of any of the foregoing may cause us to substantially change our planned projects, incur significant costs and increase the risk of our future investment, and materially and adversely affect our business prospects and results of our on-grid solar power plant and solar system integration service business.

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

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2012, we had approximately RMB2,245.6 million (US$360.4 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB167.0 million (US$26.8 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost).

In addition, we have substantial repayment obligations under the debt securities we issued. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.00%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A of the Securities Act. On December 5, 2011, we repurchased an aggregate principal amount of US$2.0 million of such notes for a total consideration of RMB5.2 million (US$0.8 million). As of the date of this annual report, our convertible senior notes with principal amount of US$123 million are outstanding. On April 23, 2012, Jiangxi Jinko issued unsecured one-year short-term bonds with a principal amount of RMB300 million (US$48.2 million) which was repaid on April 23, 2013. On January 29, 2013, Jiangxi Jinko issued six-year bonds with a principal amount of RMB800 million (128.4 million), bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360 million (approximately US$57.8 million) and a term of 15 years with China Development Bank to develop solar power plant projects.

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

In addition, we may incur gain or loss in relation to our change in the fair value of our financial instruments. For example, in 2012, we had net loss from a change in fair value of convertible senior notes and capped call options of RMB97.2 million (US$15.6 million), compared to net income of RMB299.7million in 2011. as we have elected to record these notes at fair value. The change in fair value of financial instruments may fluctuate significantly from period to period due to factors that are largely beyond our control, and may result in us recording substantial gains or losses as a result of such changes. As a result of the foregoing, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We had negative working capital as of December 31, 2012. Our management believes that our current cash position as of December 31, 2012, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2012. However, in light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to us. Accordingly, we may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending or raise additional capital or debt financing as required may adversely impact our ability to meet our payment and other obligations under our outstanding debt, which may have a material adverse effect on our operations and financial condition.

We may be subject to sanctions and penalties in the PRC for changing the use of proceeds from our bond issuance if we fail to comply with the statutory approval, disclosure and filing requirements.

On January 29, 2013, Jiangxi Jinko, one of our wholly owned subsidiaries in the PRC, issued six-year bonds with a principal amount of RMB800 million and a fixed annual interest rate of 8.99%. The intended use of proceeds from the issuance of the bonds at the time of issuance, as approved by the PRC regulatory authorities, was to expand our manufacturing capacity in Zhejiang Province. In light of subsequent adverse developments in the industry, we deem it no longer prudent to use the proceeds for capacity expansion. In April 2013, before we obtained approvals from the bondholders and fulfill other regulating requirements, our board of directors unanimously approved to use the proceeds of RMB640 million (US$102.7 million) in our downstream project development business and RMB160 million (US$25.7 million) for working capital.

According to the Regulation on the Administration of Corporate Bonds promulgated by the State Council in August 1993, and the Notice on Issues Regarding Strengthening Oversight of Outstanding Corporate Bonds promulgated by the General Office of the NDRC in July 2011, issuers of corporate bonds in the PRC must use proceeds in the manner as disclosed in the offering document, and any subsequent change to the use of proceeds must be approved by a majority of the bondholders at a duly held bondholder meeting. Issuers must also comply with relevant approval, disclosure and filing requirements with the competent NDRC and its local branch with respect to any contemplated change in use of proceeds. Failure to comply with those statutory requirements may result in adverse legal consequences for an issuer, including fines and forfeiture of income generated from the altered use of proceeds.

On April 25, 2013, we held a bondholders meeting at which a majority of the bondholders agreed to and ratified the change we made to the use of proceeds. Based on our communications with relevant NDRC officials, we are not aware of any substantial impediment for us to comply with the approval, disclosure and filing requirements. However, we cannot assure you that we will be able to comply with the relevant regulatory requirements in due course, or at all. Before those requirements are fulfilled, we may be subject to fines for our unauthorized change of the use of proceeds and forfeiture of income generated from the altered use of proceeds, which could have a material adverse effect on our business, results of operation and financial condition.

Our failure to maintain sufficient collateral under certain pledge contracts for our short-term bank loans may materially and adversely affect our financial condition and results of operations.

As of December 31, 2012, Jiangxi Jinko had short-term bank borrowings of RMB140.0 million (US$22.5 million) secured by certain of our inventory. The net book value of the inventory at the time of the pledge contracts amounted to approximately RMB320.0 million (US$51.4 million). Although the net book value of the inventory as of December 31, 2012 exceeded the amount of the pledge required, we cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates or in the future. If we fail to provide additional collateral, the pledgees will be entitled to require the immediate repayment by us of the outstanding bank loans, or otherwise, the pledgees may auction or sell the inventory and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying loan. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, for cash requirements. Zhejiang Jinko entered into loan agreements with a group of PRC banks on March 31, 2011, which were subsequently amended in August 2011. Pursuant to these loan agreements, Zhejiang Jinko obtained two syndicated loans with an aggregate principal amount of RMB600.0 million from a group of PRC banks, as of the year end December 31,2012, we had borrowing of RMB448.0 million (US$71.9 million). Pursuant to the syndicated loan agreements, Zhejiang Jinko may pay dividends only if it complies with the agreed repayment schedule. Although such debt was incurred by Zhejiang Jinko, we cannot assure you that Jiangxi Jinko will not also enter into instruments that may restrict dividends or other distribution to us on our equity interests in the future.

Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year as reserve funds for future development and employee benefits, in accordance with the requirements of relevant laws and provisions in their respective articles of associations. The percentage should not be less than 10%, unless the reserve funds reach 50% of the company’s registered capital. In addition, under PRC laws, our PRC subsidiaries are prohibited from distributing dividends if there is a loss in the current year. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Demand for solar power products may be adversely affected by seasonality.

Demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicate the installation of solar power systems, our operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday during which domestic industrial activity is normally lower than that at other times. Such fluctuations may result in the underutilization of our capacity and increase our average costs per unit. In addition, we may not be able to capture all of the available demand if our capacity is insufficient during the summer months. As a result, fluctuations in the demand for our products may have a material adverse effect on our business, results of operations and financial condition.

Unsatisfactory performance of or defects in our products may cause us to incur additional expenses and warranty costs, damage our reputation and cause our sales to decline.

Our products may contain defects that are not detected until after they are shipped or inspected by our customers.

Our silicon wafer sales contracts normally require our customers to conduct inspection before delivery. We may, from time to time, allow those of our silicon wafer customers with good credit to return our silicon wafers within a stipulated period, which normally ranges from 7 to 15 working days after delivery, if they find our silicon wafers do not meet the required specifications. Our standard solar cell sales contract requires our customer to notify us within seven days of delivery if such customer finds our solar cells do not meet the specifications stipulated in the sales contract. If our customer notifies us of such defect within the specified time period and provides relevant proof, we will replace those defective solar cells with qualified ones after our confirmation of such defects.

Our solar modules are typically sold with either a five -year or ten-year warranty for all defects and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module. As we continue to increase our sales to the major export markets, we may be exposed to increased warranty claims.

In May 2011, we engaged PowerGuard Specialty Insurance Services, or PowerGuard, a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 1, 2011. We have renewed the insurance policy upon its expiration in May 2012 for a period of one year. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 12-year and 25-year linear warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery.

If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. In addition, product defects could cause significant damage to our market reputation and reduce our product sales and market share, and our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products. If we deliver our products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with returns or replacements of our products, our credibility and market reputation could be harmed and our sales and market share may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our results of operations.

Historically, most of our revenue was denominated in Renminbi. Since 2009, however, as we expanded our product line downstream and commenced manufacturing solar modules, export sales have represented an increasingly significant proportion of our total sales. Our export sales represented 65.6%, 82.6% and 54.5 % of our total sales in 2010, 2011 and 2012, respectively. As we continue to derive a substantial portion of our sales from international customers, we expect a significant portion of our total revenues to be denominated in foreign currencies, particularly, Euros and U.S. dollars. In addition, we make advance payments in Euros and U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign-exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. These could expose us to significant risks resulting from fluctuations in currency exchange rates, particularly, among Renminbi, Euros and U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred foreign-exchange losses of approximately RMB10.1 million, RMB139.0 million and RMB36.5 million (US$5.9 million), respectively, in 2010, 2011 and 2012. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Our consolidated financial statements are expressed in Renminbi and the functional currency of our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, is also Renminbi. The value of your investment in our ADSs will be affected by the foreign-exchange rates between Euros and Renminbi and between U.S. dollars and Renminbi. To the extent we hold assets denominated in Euros or U.S. dollars, any appreciation of Renminbi against the Euro or U.S. dollar could result in a change to our consolidated statement of operations and a reduction in the value of our Euro or U.S. dollar denominated consolidated assets. On the other hand, if we decide to convert our Renminbi amounts into Euros or U.S. dollars for business purposes, including foreign debt service, a decline in the value of Renminbi against the Euro or U.S. dollar would reduce the Euro or U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

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

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. Although we have entered into a number of foreign-exchange forward contracts with local banks to manage our risks associated with foreign-exchange rates fluctuations, we cannot assure you that our hedging efforts will be effective. Our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on our results of operations.

Our limited operating history makes it difficult to evaluate our results of operations and prospects.

We have only been in existence since June 2006 and have limited operating history in the manufacturing and sales of our silicon wafer, solar cell and solar module products. We commenced processing recoverable silicon materials in June 2006, and manufacturing silicon ingots and silicon wafers in 2007 and 2008, respectively. We commenced producing solar cells in July 2009 following our acquisition of Zhejiang Jinko, which has manufactured solar cells since June 2007, and we commenced producing solar modules in August 2009. We commenced our solar power project development and solar system integration service business in late 2011.

Although our revenues experienced significant growth in the past, we cannot assure you that our revenues will increase at previous rates or at all, or that we will be able to operate profitably in future periods. Our revenues in 2012 decreased as compared with 2011. We also had a net loss in 2012. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results and our results for any period should not be relied upon as an indication of future performance.

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

We also experienced production disruptions due to power blackouts at our facilities in the Shangrao City resulting from severe winter weather conditions in early 2008. In addition, our Haining facility suspended operation from September 17, 2011 to October 9, 2011 due to an environmental incident. See “— Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.” In May 2008, Sichuan Province in southwest China experienced a severe earthquake. Although the Sichuan Province earthquake did not materially affect our production capacity and operations, other occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around Shangrao and Haining in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenues anticipated to be derived from the relevant facilities.

As our founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially own approximately 20.0%, 15.0% and 10.0%, respectively, of our outstanding ordinary shares. As of the date of this annual report, an aggregate of approximately 50.0% of our outstanding ordinary shares are currently held by our founders. If the founders act collectively, they will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

We adopted the 2009 Long Term Incentive Plan on July 10, 2009, which was subsequently amended and restated, and share options with respect to 8,505,582 ordinary shares have been granted to our directors, officers and employees pursuant to such plan. As of the date of this annual report, there are 8,061,054 ordinary shares issuable upon the exercise of outstanding options granted under our long-term incentive plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had 30 patents and 52 pending patent applications in China. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

Our success depends on the continued services of our executive officers and key personnel, in particular our founders, Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to readily replace them, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us” in this annual report.

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

Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.

We are required to comply with all PRC national and local environmental protection regulations. Regulations on emission trading and pollution permits in Zhejiang Province allow entities to increase their annual pollution discharge limit by purchasing emissions trading credits. Entities that purchase emission credits can increase their annual discharge limit by registering the credits with the relevant environmental authorities and amending their pollution permits or obtaining new ones. We have entered into several emissions trading contracts to purchase credits to increase our annual discharge limit and registered all credits as required under a local regulation that became effective on October 9, 2010. However, as our business grows, we may increase our discharge level in the future and we cannot guarantee you that we will continue to be below our annual discharge limit. The penalties for exceeding the annual discharge limit may include corrective orders, fines imposed by the local environmental authority of up to RMB50,000 or, in extreme circumstances, revocation of our pollution permit.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the revised Regulation on the Safety Management of Hazardous Chemicals, which became effective on December 1, 2011, we are required to engage State-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. In compliance with Jiaxing City environmental authority’s requests, we commenced efforts to meet their targets for hazardous chemical and wastes in May 2012. Environmental authorities of Haining City and Jiaxing City evaluated our efforts and confirmed that we satisfied their targets in September 2012. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to make such filing on time may subject us to an order to rectify such conduct within a perscribed time period, fines of up to RMB100,000 or a revocation of our qualification certification and business license.

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

In late August 2011, our Haining facility experienced a suspected leakage of fluoride into a nearby small water channel due to extreme and unforeseen weather conditions. On September 15, 2011, residents of Hongxiao Village in proximity to the Haining facility gathered to protest the discharge. The Haining facility suspended production on September 17, 2011. We also took steps recommended by an environmental engineering firms licensed by the PRC government (“Licensed Engineers”). On September 28, 2011, a committee of experts (the “Experts Committee”) established by the Haining government approved a set of recommendations developed by the Licensed Engineers with our assistance and the Haining government to be implemented by us. On October 6, 2011, the Experts Committee, the Environmental Bureau of the Haining government and representatives of Hongxiao Village reviewed the steps taken by us based on the recommendations of the Experts Committee and provided their comments to JinkoSolar’s management. On October 9, 2011, the Experts Committee notified us that the Experts Committee was satisfied with the steps taken by us and we resumed production at the Haining facility. In 2012, we carried out a series of environmental protection efforts intended to ensure our compliance with relevant standards and requirements. See “Item 4. Information on The Company—B. Business Overview—Environmental Matters.” In January 2013, Haining City environmental authority issued the “Environmental Management Compliance Certificate for 2012” to us, confirming our compliance with environmental requirements.

Although we will try to take measures to prevent similar incidents from occurring again in the future, we cannot assure that our operations will not be disrupted by similar or other environmental incidents. In addition, the PRC government may issue more stringent environmental protection, safe production and construction regulations in the future and the costs of compliance with new regulations could be substantial. If we fail to comply with the future environmentally safe production and construction laws and regulations, we may be required to pay fines, suspend construction or production, or cease operations. Moreover, any failure by us to control the use of, or to adequately restrict the discharge of, dangerous substances could subject us to potentially significant monetary damages and fines or the suspension of our business operations.

Risks Related to Doing Business in China

The audit report included in this 20-F annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

The SEC has recently initiated proceedings against five PRC-based accounting firms, including our independent registered public accounting firm, and we may become noncompliant with the requirements for our financial statements under the Exchange Act.

In December 2012, the SEC initiated administrative proceedings against five PRC-based accounting firms, including our independent registered public accounting firm. The SEC alleges that these firms have violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide the SEC with work papers related to their audits of certain PRC-based companies. These companies are publicly traded in the United States and are the subjects of ongoing SEC investigations. We were not and are not the subject of any SEC investigations nor are we involved in the proceedings brought by the SEC against the accounting firms.

If the SEC is successful in the proceedings, these accounting firms, including the independent registered public accounting firm which has a substantial role in the audit of our company, may temporarily or permanently lose the ability to practice before the SEC. While we cannot predict the outcome of the SEC’s proceedings, if our independent registered public accounting firm was temporarily or permanently unable to practice before the SEC and we were unable to find another registered public accounting firm which could perform such substantial role in the audit of our company in time, we may become noncompliant with the requirements for our financial statements under the Exchange Act. Failure to promptly remedy such noncompliance could ultimately lead to our deregistration or the delisting of our common stock from the NYSE, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

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

We undertook a restructuring in 2007, or the 2007 Restructuring, and our founders and JinkoSolar Technology Limited, previously Paker Technology Limited, or JinkoSolar Technology, obtained the approval of Jiangxi MOFCOM, for the acquisition of certain equity interest in Jiangxi Desun and the pledge by our founders of their equity interest in Jiangxi Desun to Jinko Solar Technology, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both JinkoSolar Technology and Jiangxi Desun, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central government level. To remedy this past non-compliance, we undertook another corporate restructuring in 2008, or the 2008 Restructuring, under which the share pledge was terminated on July 28, 2008 and JinkoSolar Technology transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited, or Long Faith, an unrelated Hong Kong company, on July 31, 2008. In addition, on November 11, 2008, we received written confirmation from Jiangxi MOFCOM in its reply to our inquiry that there had been no modification to the former approvals for the 2007 acquisition and pledge and JinkoSolar Technology’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Nevertheless, we cannot assure you that MOFCOM will not revoke such approval and subject us to regulatory actions, penalties or other sanctions because of such past non-compliance. If the approval of Jiangxi MOFCOM for the 2007 acquisition and pledge were revoked and we were not able to obtain MOFCOM’s retrospective approval for the 2007 acquisition and pledge, Jiangxi Desun may be required to return the tax benefits to which only a foreign-invested enterprise was entitled and which were recognized by us during the period from April 10, 2007 to December 31, 2007, and the profit distribution to JinkoSolar Technology in December 2008 may be required to be unwound. Under an indemnification letter issued by our founders to us, our founders have agreed to indemnify us for any monetary losses we may incur as a result of any violation of Circular 10 in connection with the restructuring we undertook in 2007. We cannot assure you, however, that this indemnification letter will be enforceable under the PRC law, our founders will have sufficient resources to fully indemnify us for such losses, or that we will not otherwise suffer damages to our business and reputation as a result of any sanctions for such non-compliance.

Meanwhile, given the uncertainty with respect to what constitutes a merger with or acquisition of PRC domestic enterprise and what constitutes circumvention of its approval requirements under the Circular 10, we cannot assure you that the 2008 Restructuring is in all respects compliance with Circular 10. If MOFCOM subsequently determines that its approval of the 2008 Restructuring was required, we may face regulatory actions or other sanctions by MOFCOM or other PRC regulatory agencies. Such actions may include compelling us to terminate the contracts between Jiangxi Desun and us, the limitation of our operating privileges in China, the imposition of fines and penalties on our operations in China, restrictions or prohibition on the payment or remittance of dividends by Jiangxi Jinko or others that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

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

The State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE notice, and subsequently issued the operating rules on the SAFE notice in May 2011, or SAFE Circular 19, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any asset located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign-exchange restrictions. We believe that all of our beneficial owners who are PRC citizens or residents have completed their required registrations with SAFE in accordance with the SAFE notice prior to the completion of our initial public offering. However, after the initial public offering, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice and SAFE Circular 19 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice and SAFE Circular 19 may subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect our business.

Our China-sourced income is subject to PRC withholding tax under the Corporate Income Tax Law of the PRC, and we may be subject to PRC corporate income tax at the rate of 25% when more detailed rules or precedents are promulgated.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law, or the CIT Law, of the PRC and the Regulation on the Implementation CIT Law, or the Implementation Rules of the CIT Law, both of which became effective on January 1, 2008, China-sourced passive income of non-PRC resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. As JinkoSolar Technology is a Hong Kong company and has owned 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from competent PRC tax authority, provided that JinkoSolar Technology is deemed the beneficial owner of such dividends and that JinkoSolar Technology is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, an applicant for treaty benefits, including the benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Technology is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be subject to the PRC withholding tax rates at 10%.

The CIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the Implementation Rules of the CIT Law, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents such as our company and JinkoSolar Technology. Therefore, although a substantial majority of the members of our management team as well as the management team of JinkoSolar Technology are located in China, it remains unclear whether the PRC tax authorities would require or permit our company or JinkoSolar Technology to be recognized as PRC tax resident enterprises. If our company and JinkoSolar Technology are considered PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology and ultimately to our company could be exempt from the PRC withholding tax; however, our company and JinkoSolar Technology will be subject to the uniform 25% corporate income tax rate as to our global income.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to PRC corporate income tax liabilities.

The Implementation Rules of the CIT Law provide that (i) if the enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. The CIT Law and the related Implementation Rules of the CIT Law have been in effect for five years. However, currently, there are still no detailed rules or precedents governing the procedures and specific criteria for determining “domicile,” which are applicable to our company or JinkoSolar Technology. As such, it is not clear how “domicile” will be interpreted under the CIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. Therefore, if our company and JinkoSolar Technology are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders, as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs, may be viewed as China-sourced income and, as a consequence, be subject to PRC corporate income tax at 10% or a lower treaty rate.

If the dividends we pay to our overseas shareholders or ADS holders or gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs are subject to PRC corporate income tax, we would be required to withhold taxes on such dividends. In such case, the value of your investment in our shares or ADSs may be materially and adversely affected.

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

Based on the prevailing local practice in Jiangxi Province resulting from the discrepancy between national laws and their implementation by local governments, Jiangxi Jinko did not pay statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, and housing funds, for all of its employees. For similar reasons, Zhejiang Jinko did not pay statutory social security benefits and housing funds in Zhejiang Province for all of its employees. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB56.6 million, RMB118.3 million and RMB154.8 million (US$24.8 million), respectively, as of December 31, 2010, 2011 and 2012. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits, housing funds of our former and current PRC subsidiaries and the relevant late charges and penalties. All employee participants in the 2009 Long Term Incentive Plan who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On February 15, 2012, SAFE released the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals’ Participating in Equity Incentive Plan of Overseas Listed Companies, or the Stock Option Notice, which superseded the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company, issued by SAFE in 2007. According to the Stock Option Notice, domestic individual participants include directors, supervisors, senior management personnel and other employees who are PRC citizens (which includes citizens of Hong Kong, Macau and Taiwan) or foreign individuals who reside in the PRC for 12 months consecutively. Under the Stock Option Notice, PRC and foreign citizens who receive equity grants from an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. In addition, according to the Stock Option Notice, domestic individual participants must complete the registration with SAFE or its local branch within three days rather than 10 days from the beginning of each quarter.

Failure to comply with such provisions may subject us and the participants of the 2009 Long Term Incentive Plan who are domestic individual participants to fines and legal sanctions and prevent us from further granting options under the 2009 Long Term Incentive Plan to our employees, and we may become subject to more stringent review and approval processes with respect to our foreign-exchange activities, such as in regards to our PRC subsidiaries’ dividend payment to us or in regards to borrowing foreign currency, which could adversely affect our business operations.

It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC against, us, our Directors, or senior management members who live inside the PRC.

Substantially all of our existing directors and senior management members reside in the PRC and substantially all of our assets and the assets of such person are located in the PRC. Accordingly, it may be difficult for investors to effect service of process on any of these persons or to enforce judgments obtained outside of the PRC against us or any of these persons. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many developed countries, including the Cayman Islands, the United States and the United Kingdom. Therefore, the recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or even impossible.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have also risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. Recently released data by the National Bureau of Statistics of China indicated that China’s inflation rates will continue to rise in 2013. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and partially erode the cost advantage of our China-based operations and therefore negatively impact our profitability.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of influenza A, or H1N1, avian flu, severe acute respiratory syndrome, or SARS, or other epidemic outbreak. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have also been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. In past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In April 2013, there were reports of cases of H7N9 avian flu in southeast China, including deaths in Shanghai and Zhejiang Province. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases and other adverse public health developments in China would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile, which could result in substantial losses to investors.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$2.01 to US$10.07 per ADS in 2012. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. See “—We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our results of operations, financial condition and reputation, and may cause loss of business.” If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.

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

As a non-U.S. company with shares listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or shares.

Based on the composition of our assets and income, we believe that we were not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes with respect to our 2012 taxable year and we do not currently intend or anticipate becoming a PFIC for 2013 or any future taxable year. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our next taxable year ending December 31, 2013 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and shares, which may fluctuate from time to time. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — U.S. Federal Income Taxation — Passive Foreign Investment Company.”

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our wholly-owned operating subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko. We have also established subsidiaries and offices in a number of strategic markets, including Germany, France, Italy, Switzerland, Luxemburg, Canada, the United States, Australia and Singapore.

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

Since the beginning of 2012, we have established the following major subsidiaries and branch offices to expand our operations:

•	On January 10, 2012, we incorporated our French subsidiary JinkoSolar S.A.S. and opened our French office in Montpellier in the province of Languedoc-Roussillon.

•	On February 14, 2012, we added an Australian subsidiary, JinkoSolar Australia Co, Ltd, based in Queensland, Australia.

•	On February 29, 2012, we opened an office in Ontario, Canada.

•	On March 29, 2012, we opened an office in Singapore.

B.	Business Overview

We are a leading global solar power product manufacturer based in Jiangxi Province and Zhejiang Province in China. We have built a vertically-integrated solar power product value chain from recovered silicon materials to solar modules with the solar module as our principal product. We sell most of our solar modules under our own brand “JinkoSolar” and a small portion of solar modules on an OEM basis. We sell silicon wafers and solar cells to the extent we do not consume them in our own production. In addition, leveraging our expertise in manufacturing high quality solar modules and experience in the solar power industry, we have commenced developing solar power projects and providing solar system integration services.

We sell our products in major export markets and China. We have established subsidiaries in a number of strategic markets, including Germany, France, Italy, Switzerland, Luxemburg, Canada, U.S., Australia and Singapore to conduct sales, marketing and brand development for our products in the European and other oversea markets, and we intend to establish similar subsidiaries and offices in selected markets to expand our customer base and strengthen our market penetration. As of December 31, 2012, we had an aggregate of more than 160 customers for our solar modules from China and the overseas markets, including Germany, Italy, Spanish, Cyprus and the United States. Our customers for solar modules include distributors, project developers and system integrators. All of our solar modules sold in Europe are CE certified, TÜV certified and MCS certified, and all of our solar modules sold in the United States are UL certified. We have also received CQC certification for our monocrystalline solar modules in China.

Our solar module production is supported by our solar cell and silicon wafer operations. As of December 31, 2012, we had annual silicon wafer, solar cell and solar module production capacity of approximately 1.2 GW each. We capitalize on our vertically-integrated platform and cost efficient manufacturing capability in China to produce quality products at competitive costs. In addition, the choice of Shangrao and Haining as our manufacturing bases provides us with convenient and timely access to key resources and conditions as well as to our customer base to support our growth and cost efficient manufacturing operations.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from recovered silicon materials to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2012, sales of solar modules, silicon wafers and solar cells represented 81.3%, 6.8% and 2.9%, respectively, of our total revenues. In addition, we also sell small volumes of silicon ingots and recovered silicon materials and provide processing services for fees at the request of customers from time to time to optimize the utilization of our production capacity. Leveraging our expertise in manufacturing high quality solar modules and substantial experience in the solar industry, we commenced developing solar power projects and providing solar system integration services in late 2011. The following table sets forth details of our revenues for the periods indicated:

	2010		2011		2012
	Volume	Revenue	Volume	Revenue	Volume	Revenue
	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)
Products
Recovered silicon materials (metric tons)	—	—	0.1	6,366.0		270.4
Silicon ingots	2.1	10,803.0	2.7	14,363.2	1.1	1,885.6
Silicon wafers	157.2	909,647.4	134.7	517,935.2	197.4	328,428.6
Solar cells	55.1	432,863.6	51.8	168,388.4	78.5	138,686.4
Solar modules	265.4	3,247,825.6	760.8	6,647,264.1	912.4	3,897,288.0
Services
Solar system integration services	—	—	—	24,798.0		213,174.4
Processing services		53,715.1		5,836.5	—	213,427.9
Revenue from connection to the grid						1,607.1

Total Revenue		4,654,854.7		7,384,951.4		4,794,768.4

Solar Modules

We commenced producing solar modules in August 2009. In 2012, we sold 912.4 MW of solar modules and generated RMB3,897.3 million (US$625.6 million) of revenue from sales of solar modules. We expect that sales of solar modules will continue to be our largest revenue source in the future. We sell the majority of our solar module sales in the overseas markets. As the domestic market in China grows, we expect to sell increasing volumes of solar modules in the domestic market in China.

In September 2011, five types of our solar modules received A-rating from Brazil’s National Institute of Metrology, Quality and Technology (Inmetro). In August 2011, one type of our solar modules ranked 7th among solar modules manufactured by nearly 100 solar module manufacturers from all over the world in terms of yield performance measured by PHOTON Lab’s outdoor test. All of our solar modules sold in Europe are CE certified, TÜV certified and MCS certified, and all of our solar modules sold in the United States are UL certified. In PHOTON Laboratory’s January 2012 outdoor field tests, our mono and multicrystalline solar modules achieved the highest unit power yield for its 235P modules tested for the month at 33.1 kWh/kW. In July 2012, our modules passed the salt mist corrosion test in accordance with the International Electro-technical Commission (IEC) 61701 standards for durability in harsh environmental conditions. In August 2012, our modules became the first to pass TUV-SUD’s stringent potential induced degradation test under 85 degrees Celsius and 85% relative humidity conditions. We have also received CQC certification for our monocrystalline solar modules in China.

In May 2012, we launched our WING series solar modules further improved designs, including superior stress analysis results as compared with our previous products. The WING series solar modules are only 30 to 40 millimeters thick and weigh 0.5 kilogram, which makes them suitable for both ground mount systems and rooftop applications. All modules of the WING series received IEC 2400Pa Mechanical Load Test Certificate and passed 5400Pa Mechanical Load Test in our UL WTDP lab.

In January 2013, we launched a new series of “Eagle” solar modules. The Eagle series modules are the world's first potential induced degradation (“PID”) free modules to be certified under weather conditions of 85 degrees Celsius and 85% relative humidity. They can reach 260 watts peak power output and resist PID under inclement weather conditions.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. All of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm. All of our multicrystalline solar cells have dimensions of 156 mm x 156 mm. As of December 31, 2012, our solar cells using monocrystalline silicon wafers had an average conversion efficiency rate of 18.6% and our solar cells using multicrystalline silicon wafers had an average conversion efficiency rate of 17.6%.

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

Solar Power Project Development and Solar System Integration Services

We commenced developing solar power projects and providing solar system integration services in China in late 2011. We are also building solar powers to sell to third-parties upon completion. We intend to establish additional solar power project companies to develop, own and monetize operate and solar power projects in the future. We also provided solar system integration services to an on-grid solar power project with a total capacity of 50 MW in Heihe, Gansu Province in 2012. As of December 31, 2012, we had more than 150 MW of government approved project development in the pipeline. In August 2012, we were selected to deliver a chrome mine located in Limpopo Province, South Africa with the first ever off-grid utility scale PV system of 1 MW in South Africa. In September 2012, we signed a cooperative agreement with China Jiangxi Corporation for International Economic & Technical Co, Ltd. to provide technical support for its 50 MW solar power project development in Kenya.

We commenced power sales to the grid in China in late 2012.

Manufacturing

We manufacture solar modules, solar cells, silicon wafers, silicon ingots and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

The following table sets forth our annual production capacity for silicon wafers, solar cells and solar modules as of December 31, 2010, 2011 and 2012:

Annual Production Capacity as of December 31,
	2010	2011	2012
Products

Solar modules	600 MW	1.2 GW	1.2 GW
Solar cells	600 MW	1.2 GW	1.2 GW
Silicon wafers	600 MW	1.2 GW	1.2 GW

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

Location	Industrial Use (square meters)	Residential Use (square meters)
Jiangxi Province	386,149	235,840
Zhejiang Province	563,375	36,958
Total	949,524	272,798

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

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

					Annual
					Manufacturing
			Plant Size		Capacities
		Facility	(square	Duration of Land Use	as of December 31,
Products	Location	No.	meters)	Right	2010	2011	2012	Major Equipment
Silicon Wafers and silicon ingots	Shangrao Economic Development Zone	1	68,396.80	(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v) January 6, 2009 to August 10, 2059	600 MW	1.2 GW	1.2 GW	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Solar Cells	Yuanhua Town, Haining	2	107,864.90	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	600 MW	1.2 GW	1.2 GW	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
Solar Modules	Shangrao Economic Development Zone	3	134,950.58	July 6, 2009 to August 10, 2059	600 MW	1.2 GW	1.2 GW	Laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining	4	89,543.00	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060

In addition, there is an electric power transformation and distribution substation constructed by the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. with an annual capacity of 438 million kWh and a gross floor area of 13,127 square meters at Jiangxi Jinko’s manufacturing site to support its operations and assure it of priority supply of electricity. We had our own electric power transformation and distribution substation with an annual capacity of approximately 7 million kWh and a gross floor area of approximately 6,667 square meters in Shangrao in2012.

In February 2013, we entered into a strategic cooperation agreement with China Three Gorges New Energy Corp. (“CTGNE”) to deliver in the three years from 2013 to 2015 600 MW of high efficiency solar panels to be installed in Dunhuang, Gansu Province. In connection with our strategic cooperation with CTGNE, we agreed to construct manufacturing facilities with an annual capacity of 200 MW in Dunhuang by August 2013.

As of December 31, 2012, short-term borrowings of RMB619.5 million (US$99.4 million) and long-term borrowing of RMB457 million (US$73.4 million) were secured by land use rights, plant and equipment.

We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

As of December 31, 2012, we had annual silicon wafer, solar cell and solar module production capacity of approximately 1.2 GW each. We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB282.1 million (US$45.3 million) as of December 31, 2012, of which RMB259.2 million (US$41.6 million) will be due in 2013 and RMB22.9 million (US$3.7 million) will be due after one year but within five years. As we have shifted our focus from capacity expansion to improving our efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”.

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

Raw and Ancillary Materials

The raw materials used in our manufacturing process consist primarily of virgin polysilicon and recoverable silicon materials, and the ancillary materials used in our manufacturing process consist primarily of metallic pastes, EVA, tempered glass, aluminum frames, back sheets, junction boxes and other related consumables. The prices of polysilicon and silicon wafers have been subject to significant volatility. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.”

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2010, 2011 and 2012, virgin polysilicon accounted for approximately 79.8%, 88.7% and 93.8%, respectively, and recoverable silicon materials accounted for approximately 20.2%, 11.3% and 6.2%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2012, purchases from foreign suppliers and domestic suppliers accounted for 32.2% and 67.8% of our total silicon raw material purchases, respectively.

In 2010, 2011 and 2012, our five largest suppliers provided approximately 47.4%, 57.8% and 63.2%, respectively, of our total silicon purchases by value. In 2010, no suppliers accounted for more than 10% of our total silicon purchases by value. In 2011, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 16.5%, of our total silicon purchases by value. In 2012, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 20.5% of our total silicon purchases by value.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2012, we had approximately RMB63.6 million (US$10.2 million) of advances to suppliers.

Virgin Polysilicon

We purchase solar grade virgin polysilicon from both domestic and foreign suppliers. We purchase our virgin polysilicon through spot market purchases to take advantage of decreasing virgin polysilicon prices.

In July 2008, we entered into a long-term supply agreement with Wuxi Zhongcai, a producer of virgin polysilicon materials. We provided a prepayment of RMB95.6 million pursuant to such contract. As a result of the declining market price of virgin polysilicon, Wuxi Zhongcai halted production of virgin polysilicon and we terminated our agreement with Wuxi Zhongcai. On May 3, 2012, we entered into a contract with Lianyungang Zhongcai Technological Co., Ltd., an affiliate of Wuxi Zhongcai, for the purchase of polysilicon, deducting RMB2.4 million from the advance prepayment of RMB95.6 million, leaving a balance of RMB93.2 million remaining. In February 2013, we became involved in litigation with Wuxi Zhongcai regarding the supply agreement. We considered the recovery of the RMB93.2 million unlikely as a result of the polysilicon market conditions, the mutually alleged claims and the adverse developments in the operations of Wuxi Zhongcai and recorded provisions of RMB93.2 million for the balance of the prepayment to Wuxi Zhongcai.

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

Customers and Markets

We sell products in both China and overseas markets. In 2010, 2011 and 2012, we generated 34.4%, 17.4% and 45.5% of our revenues from domestic sales and 65.6%, 82.6% and 54.5% of our revenues from export sales, respectively. As of December 31, 2012, we had an aggregate of more than 160 customers for our solar modules from China and overseas markets, including Germany, Italy, Spanish, Cyprus, and the United States, as well as other countries and regions. The following table sets forth our net revenues generated from sales of products and provision of processing services to customers in respective geographic locations, with percentage of net revenues, for the periods indicated:

	2010		2011		2012
	RMB	(%)	RMB	(%)	RMB	(%)
	(in thousands)
Inside China (including Hong Kong and Taiwan)	1,600,001.4	34.4	1,281,483.5	17.4	2,179,670.1	45.5

Outside China
Germany	1,157,707.9	24.9	2,422,250.6	32.8	1,177,954.6	24.6
Italy	1,130,191.4	24.3	1,846,512.6	25.0	382,077.0	8.0
Spain	111,097.1	2.4	204,135.2	2.8	251,902.5	5.3
Cyprus	—	—	304,723.7	4.1	138,312.8	2.9
United States	83,166.8	1.8	118,132.9	1.6	135,839.2	2.8
Rest of the world	572,690.1	12.2	1,207,712.9	16.3	529,012.2	10.9
Sub-total	3,054,853.3	65.6	6,103,467.9	82.6	2,615,098.3	54.5
Total	4,654,854.7	100	7,384,951.4	100	4,794,768.4	100

Sales of solar modules are our largest revenue contributor, which accounted for 81.3% of our total revenues in 2012. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers, for the periods indicated:

	2010		2011		2012
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Solar modules	29.8	Solar modules	33.6	Solar modules	18.3

We sell our solar modules under our own brand “JinkoSolar” as well as on an OEM basis. Our customers for solar modules include distributors, project developers and system integrators. We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our major solar module customers include leading players in the solar power industry such as IBC Solar AG, Energiebau Solarstrom System GmbH, Activ Solar Trading Ltd and Solairedirect S.A.

Sales and Marketing

We sell solar modules under short-term contracts and by spot market sales. We negotiate payment terms on a case-by-case basis and we allow most of our overseas’ customers to make full payment within 120 days and our domestic customers to make 90%-95% of payment within 180 days after delivery and the rest will be paid when warrant period end.

We expect to retain a substantial portion of our solar cells for our own solar module production, while maintaining our flexibility to respond to market changes and price fluctuations by selling a portion of our solar cells in the spot market under favorable circumstances. We sell our solar cells under short-term contracts and by spot market sales. We negotiate payment terms of our solar cell sales contracts on a case-by-case basis, and we allow most of our customers to make full payment within 15 to 90 days after delivery. See “Item 5. Operating and Financial Review and Prospects—A. Operational Results—Principal Factors Affecting Our Results of Operations—Industry Trend for Credit Sales.”

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, U.S. Canada, South Africa, Australia, Singapore, and other countries and regions. We have established 14 overseas subsidiaries in 12 countries, including Germany, France, Italy, Switzerland, Luxemburg, Canada, U.S., Australia, South Africa, Japan, India, and Singapore. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

In addition, we have devoted significant resources to developing solar module customers and a stable end-user customer base through establishing diversified sales channels comprising project developers, system integrators, distributors and sales agents and diversified marketing activities, including advertising on major industry publications, attending trade shows and exhibits worldwide as well as providing high quality services to our customers. In August 2012, we launched the JinkoSolar Priority Solar Club partner program for our strategic customers to further drive our module sales and reward customer loyalty.

In August 2011, we entered into an advertising agreement with Infront Sports & Media AG, who has the exclusive advertising rights for the home football games and certain away games of the German Men’s “A” National Team for a term of three years ending on June 30, 2014. Such agreement was terminated on August 16, 2012. In March 2012, we agreed to extend our sponsorship of the San Francisco 49ers through February 28, 2014. In April 2012, we renewed our sponsorship with Valencia Club de Futbol, one of the top football teams in Spain, for two more seasons. We believe that our global marketing practice and strategy have and will continue to enable us to explore the overseas market, increase our sales, expand our customer base and increase recognition of our brand domestically and internationally.

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

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received CE, TÜV and MCS certifications for all of our solar modules sold in Europe, UL certifications for all solar modules sold in North America and CQC certification for our monocrystalline solar modules in China. In September 2011, 15 types of our solar modules received A-rating from Brazil’s National Institute of Metrology, Quality and Technology (Inmetro). In August 2011, one type of our solar modules ranked 7th among solar modules manufactured by nearly 100 solar module manufacturers from all over the world in terms of yield performance measured by PHOTON Lab’s outdoor test. In August 2012, our modules became the first to pass TUV-SUD’s stringent potential induced degradation test under 85 degrees Celsius and 85% relative humidity conditions, and our testing facility received certification from China National Accreditation Service for its industry leading quality controls.

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

In February 2012, we opened our PV module testing laboratory in Jiangxi, China, which can conduct over 16 different kinds of tests, ranging from basic pressure and impact tests to challenging hot spot, pre-decay and UV aging tests, all of which conform to UL and International Electrotechnical Commission regulations. In February 2012, the facility was awarded the Underwriters Laboratories (“UL”) Witness Testing Data Program (“WTDP”) Certificate and, in August 2012, the facility was certified by China National Accreditation Service (“CNAS”).

As of December 31, 2012, we had a dedicated team of 688 employees overseeing our quality control processes, and they work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner. In addition, to ensure the effectiveness of our quality control procedures, we also provide periodic training to our employees.

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar cells and solar modules such as Suntech, Trina and Yingli Green Energy, Canadian Solar Inc and ReneSolar Ltd. in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

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

Furthermore, we may also face extensive competition in developing solar power projects and providing solar system integration services. Some of our potential competitors in this industry may have a longer history, a more extensive experience in this industry, greater financial and other resources, stronger brand recognition, stronger relationships with customers and greater economies of scale than we do. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.”

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

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the revised Regulation on the Safety Management of Hazardous Chemical, which became effective on December 1, 2011, we are required to engage State-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to make such filing on time may subject us to an order to rectify such conduct within a perscribed time period, fines of up to RMB100,000 or a revocation of our qualification certification and business license.

Environmental Matters

We generate and discharge chemical wastes, waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental teams at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. Our environmental teams are on duty 24 hours. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees for the discharge of waste materials above prescribed levels, require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business.”

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. Our manufacturing plants in Jiangxi Jinko have received the ISO 9001 certification and Zhejiang Jinko have received the ISO 9001 and the ISO14001 certification. In January 2012, we joined PV Cycle Association (“PV Cycle”) for the collection and recycling of end-of-life solar modules at European level.

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

On March 22, 2012, our 600 MW solar cell manufacturing line passed the Haining City environmental authority’s environmental evaluation. In May 2012, pursuant to a request from the Haining City environmental authority as a part of a program directed to all local manufacturing companies, we took additional steps intended to improve our program for handling hazardous waste, which was approved in September 2012. In November 2012, we were selected on a random basis for an audit of our energy conservation and emission-reduction management systems by the Haining City environmental authority, which we completed successfully.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant insurance policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to approximately RMB2,698.9 million (US$433.2 million) as of December 31, 2012. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to approximately RMB9,393.6 million (US$1,507.8 million) as of December 31, 2012. As of December 31, 2012, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”) of up to US$40 million, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$457.2 million and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar International Limited, JinkoSolar GmbH and JinkoSolar (U.S.) Inc. of up to RMB12.0 billion (US$1.9 billion).

In May 2011, we engaged PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries to provide insurance coverage for the product warranty services for our solar modules worldwide effective from May 1, 2011. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. We renewed our insurance policy with PowerGuard in May 2012 for an additional one year.

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB9.2 million, RMB14.0 million and RMB5.9 million (US$0.9 million) in insurance premiums in 2010, 2011 and 2012, respectively.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

On December 26, 2009, China revised its Renewable Energy Law, which originally became effective on January 1, 2006. The revised Renewable Energy Law sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy water heating systems, solar energy heating and cooling systems, solar photovoltaic systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

On April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes. The law also encourages and supports the development of solar energy system in rural areas. On September 4, 2006, China’s Ministry of Finance and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the Ministry of Finance will arrange special funds to support the application of Building Integrated Photovoltaics systems, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

On March 23, 2009, China’s Ministry of Finance promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Structures, or the Interim Measures, to support the promotion of solar photovoltaic applications in China. Local governments are encouraged to issue and implement supporting policies for the development of solar photovoltaic technology. Under these Interim Measures, a subsidy of RMB20 per kWp covering BIPV applications installed on or after March 23, 2009 was set for 2009. On December 16, 2011, China’s Ministry of Finance and Ministry of Housing and Urban-Rural Development jointly released a notice regarding the application of solar photovoltaic technology in building structures, pursuant to which the PRC government offer subsidies ranging from RMB7.5 to RMB9.0 per watt for BIPV projects. The construction of such BIPV projects must be completed in 2012.

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

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item. On February 16, 2013, the NDRC promulgated the 2013 revised Guideline Catalogue for Industrial Restructuring to be effective on May 1, 2013, the solar power industry is still categorized as an encouraged item.

On February 24, 2012, the MIIT released the 12th Five-Year Plan for the Solar Photovoltaic Industry. According to the industry plan, China will reduce the cost of solar power to 0.8 yuan (12 US cents) per kilowatt-hour by 2015 and 0.6 yuan per kWh by 2020 and increase production of solar panels. Furthermore, the plan said the government requires China's leading polysilicon manufacturers to reach annual production capacity of 50,000 tons by 2015.

On July 7, 2012, China’s National Energy Administration (NEA) officially released the “12th Five-Year Plan on Solar Power Development. In the document, the NEA stated that by 2015, the total installed capacity of distributed photovoltaic generation will achieve 10GW in Eastern and Central China by focusing on the establishment of distributed photovoltaic generation systems in such areas, and the total installed capacity of 10GW of grid-connected photovoltaic power plants will be established to increase local electrical power supply in the regions with rich solar resources and uncultivated land resources, such as Qinghai, Xinjiang, Gansu and Inner Mongolia. The total estimated investment is RMB250 billion.

On July 9, 2012, the State Council released the “12th Five-Year” Development Plan for National Strategic New Industries. According to this document, by 2020, the total installed capacity of photovoltaic generation will achieve 50 million kW, and the research and manufacturing technology of solar photovoltaic equipment will reach advanced global levels. This document also set forth the major actions to be taken and policies to be promulgated for promoting the development of solar power industry.

On January 1, 2013, the PRC State Council issued the 12th Five-Year Plan for Energy Development, which demonstrated a commitment to solar energy. It proposed that by the end of 2015, there should be 21 GW of installed solar power capacity, a 40% increase compared to 2012. In addition, the Plan also encouraged and promoted the merger and acquisition, restructuring and upgrading of the photovoltaic industry.

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

The Electric Power Law sets forth the general principles for determining tariffs on electric power. According to the Electric Power Law, the purpose of tariffs is to provide reasonable compensation for costs and a reasonable return on investment, to share expenses fairly and to encourage the construction of additional power projects. The on-grid tariffs are subject to the approval from the NDRC and provincial pricing administrative bureaus. In July 2003, the State Council approved the Power Tariff Reform Plan (hereinafter referred to as the “Reform Plan”) with the long-term objective to establish a standardized and transparent on-grid tariff-setting mechanism. On March 28, 2005, the NDRC promulgated the Provisional Measures for the Administration of On-grid Tariffs, which became effective on May 1, 2005 and provide regulatory guidance for the Reform Plan. For power plants within the regional grids that have not implemented competitive bidding mechanism, on-grid tariffs will be determined and announced by relevant pricing bureaus based on production costs plus a reasonable investment return. For power plants within the regional grids that have implemented competitive bidding mechanism, on-grid tariffs are two folds: (i) a capacity tariff determined by the NDRC based on the average investment cost of the power generators competing within the same regional grid; and (ii) a competitive tariff determined through the competitive bidding process. A power plant engaged in new energy and renewable energy is currently exempted from participating in the relevant regional grid market and the neighboring electricity grid enterprises must purchase, on a priority basis, the power generated by such plant at a price set by the government or by bid. The government is expected to establish a special market for new energy and renewable energy in the future. In January 2006, the NDRC promulgated the Trial Measures for the Management of Prices and Allocation of Costs for Electricity Generated from Renewable Energy, which provided specific measures for setting the price of electricity generated from solar and other renewable energy sources and for allocating the costs associated with renewable power generation. Pursuant to these trial measures, the competent governmental authority shall set the on-grid tariffs on solar power electricity generation based on the sum of reasonable costs plus reasonable profits.

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

On October 26, 2012, the State Grid Corporation of China published the Suggestions on Carrying Out Distributed PV Power Generation Grid Connection Service, greatly lowering the entrance requirements for PV power grid connection. PV power stations with grid connection voltage of not more than 10 Kilovolt and installation capacity of not more than 6 Megawatt are all allowed to apply for connection to big grid. The State Grid Corporation of China offers free connection service through the entire process.

Environmental Regulations

Our solar power product manufacturing processes generate material levels of noise, waste water, gaseous emissions and other industrial wastes in the course of our business operations. We are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the PRC Law on the Prevention and Control of Noise Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on Evaluation of Environmental Affects and the Regulations on the Administration of Construction Project Environmental Protection. See “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Restriction on Foreign Businesses

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog. Under the current catalog, which was amended in 2011 and became effective on January 30, 2012, the solar power industry is classified as an “encouraged foreign investment industry.” Companies in the encouraged foreign investment industry are entitled to certain preferential treatment, including exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Tax

PRC corporate income tax is calculated based on taxable income determined according to PRC accounting principles and adjustments in line with the tax laws and regulations. In accordance with the Income Tax Law of the People’s Republic of China for enterprises with Foreign Investment and Foreign Enterprises, or the former Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to an corporate income tax of 30% on taxable income and a local income tax of 3% on taxable income. The former Income Tax Law and the related implementing rules provided certain favorable tax treatments to foreign invested enterprises. For instance, beginning with its first year of profitability, a foreign invested enterprise of production nature scheduled to operate for no less than ten years would be eligible for a corporate income tax exemption of two years followed by a three-year 50% reduction on its applicable corporate income tax rate.

On March 16, 2007, the National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China, or the CIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council of China approved and promulgated the Regulation on the Implementation CIT Law, or the Implementation Rules of the CIT Law, which took effect simultaneously with the CIT Law. The CIT Law supersedes the former Income Tax Law.

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

With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko is grandfathered by the Implementation Circular. Jiangxi Jinko recorded profits in 2008 and 2009 and was exempted from income tax in 2008 and 2009 under the “two-year exemption”. Zhejiang Jinko had a loss in 2009. Both Jiangxi Jinko and Zhejiang Jinko are subject to a preferential tax rate of 12.5% in 2010, 2011 and 2012, and from 2013, Jiangxi Jinko and Zhejiang Jinko are expected to be subject to income tax at a rate of 25% and 15%, respectively.

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

An enterprise registered under the laws of a jurisdiction outside China may be deemed a PRC tax resident enterprise if its place of effective management is in China. If an enterprise is deemed to be a PRC tax resident enterprise, its worldwide income will be subject to the corporate income tax. According to the Implementation Rules of the CIT Law, the term “de facto management bodies” is defined as bodies that have, in substance, and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise. In addition, under the CIT Law and the Implementation Rules of the CIT Law, foreign shareholders could become subject to a 10% income tax on any gains they realize from the transfer of their shares, if such gains are regarded as income derived from sources within China, which includes gains from transfer of shares in an enterprise considered a “tax resident enterprise” in China. Once a non-PRC company is deemed to be a PRC tax resident enterprise by following the “place of effective management” concept and any dividend distributions from such company are regarded as income derived from sources within China, PRC income tax withholding may be imposed and applied to dividend distributions from the deemed PRC tax resident enterprise to its foreign shareholders.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (“the Pilot Program”), in Shanghai. It was further extended for certain industries in eight regions, including Zhejiang on December 1, 2012. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided.

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign-exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the SAFE.

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

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds which may not be distributed to equity owners.

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

Under SAFE Notice 75, Chinese residents are further required to repatriate into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. According to the Exchange Rules further amended in August 2008, Chinese residents are allowed to reserve foreign-exchange income outside China. However, the terms and conditions for such reservation are still subject to further interpretations by SAFE. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Under relevant guidelines issued by SAFE, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign-exchange restrictions.

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

In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice replaced a prior rule issued by SAFE in 2007, the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Stock Option Notice, PRC and foreign citizens who receive equity grants from an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the previous rules.

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

PRC law provides that anyone wishing to exploit the patent of another must enter into a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the SIPO, is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such a decision within three months from receiving notification by filing a suit in people’s court in the PRC.

PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes his patent is being infringed may file a civil suit or file a complaint with a local PRC intellectual property administrative authority, which may order the infringer to stop the infringing acts. A preliminary injunction may be issued by the people’s court upon the patentee’s or the interested parties’ request before any legal proceedings are instituted or during the proceedings. Evidence preservation and property preservation measures are also available both before and during the litigation. Damages in the case of patent infringement are determined as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined with reference to the license fee under a contractual license.

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, with its implementation rules adopted in 2002, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce handles trademark registrations and grants trademark registrations for a term of ten years which are renewable upon maturity. Trademark license agreements must be filed with the Trademark Office for record.

C. Organizational Structure

The following table sets out our principal subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Technology Limited (“Paker”*)	November 10, 2006	Hong Kong	100%

JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	September 30, 2009	PRC	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

DelinghaRuiqida Solar Power Co., Ltd ("Delingha Solar Power")	December 6, 2011	PRC	88.7%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	United States	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	United States	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Gansu Longchang Solar Power Co., Ltd. (“Longchang”)	April 26, 2012	PRC	100%

Hainanzhou Zhongnan Solar Electricity Co., Ltd. (“Hainanzhou”)	July 30, 2012	PRC	100%

* Paker Technology Limited was renamed as JinkoSolar Technology Limited on November 16, 2011.

D. Property, Plants and Equipment

For information regarding our material property, plant and equipment, see “— B. Business Overview — Manufacturing—Manufacturing Capacity and Facilities” in this report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

We are a leading global solar power product manufacturer based in Jiangxi Province and Zhejiang Province in China. We have built a vertically-integrated solar power product value chain from recovered silicon materials to solar modules. Our product mix has evolved rapidly from recovered silicon materials since our inception in 2006 to recovered silicon materials, silicon ingots, silicon wafers, solar cells and solar modules in 2012. As of December 31, 2012, we had annual silicon wafer, solar cell and solar module production capacity of approximately 1.2 GW each. In addition, leveraging our expertise in manufacturing high quality solar modules and experience in the solar power industry, we commenced developing solar power projects and providing solar system integration services in late 2011.

Our revenues were RMB4,654.9 million, RMB7,385.0 million and RMB4,794.8 million (US$769.6 million) in 2010, 2011 and 2012, respectively. We had net income of RMB881.9 million, RMB273.3 million and net loss of RMB1,542.4 million (US$247.6 million), respectively, in 2010, 2011 and 2012.

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

A number of factors, including the reduction in feed-in-tariffs in various countries, the decrease in debt financing available for the development of PV projects due to the global financial crisis, as well as the shift in market practice towards increased use of credit sales, had, and are expected to continue to have, a negative impact on the ability of PV module manufacturers, including us, to timely collect outstanding accounts receivable and manage accounts receivable turnover. For example, our accounts receivable turnover in Germany were 30 days, 69 days and 70 days in 2010, 2011 and 2012, respectively, and our accounts receivable turnover in Italy were 91 days, 237 days and 421 days in 2010, 2011 and 2012, respectively. The balance of our accounts receivable overdue were RMB9 million, RMB425 million and RMB1,164.1 million (US$186.9 million) as of December 31, 2010, 2011 and 2012, with the most significant increase seen started from the fourth quarters of 2011and the first quarter of 2012. Our provisions for accounts receivable were RMB0.4 million, RMB180.0 million and RMB673.7 million (US$108.1 million) as of December 31, 2010, 2011 and 2012. We expect the adverse developments relating to the industry demand to continue to have a negative impact on the price of PV modules as well as our ability to collect accounts receivable in the foreseeable future.

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

Industry Trend for Credit Sales

Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Selling products on credit terms has increased, and may continue to increase our working capital requirements and have a negative impact on our short-term liquidity. See “Item 3. Key Information—D. Risk Factors—Selling our products on credit terms may increase our working capital requirements and expose us to the credit risk of our customers.”

In 2011, the PV industry experienced a series of adverse developments. For more detailed discussions of such adverse developments, see “—Industry Demand” and “—Government Subsidies, Policies and Economic Incentives”. The softened demand for PV products, coupled with the over-supply caused by significantly increased manufacturing capacity in the industry, led to intensified competition among PV module manufacturers.

To accommodate and retain customers in the negative market environment, many PV module manufacturers, including us, shifted from demanding advance payments towards increased use of credit sales and the provision of longer credit terms to both existing and new customers. Starting from the third quarter of 2011, we began to offer new customers credit terms of 60 to 120 days as well as extend similar credit terms to certain existing customers under new contracts. The increased use of credit sales and the longer credit terms had led to increased accounts receivable turnover and increased the risk of bad debts. For example, our accounts receivable turnover in Germany were 30 days, 69 days and 70 days in 2010, 2011 and 2012, respectively, our accounts receivable turnover in Italy were 91 days, 237 days and 421 days in 2010, 2011 and 2012, respectively, and our accounts receivable turnover in China were 4 days, 50 days and 119 days in 2010, 2011 and 2012, respectively. Correspondingly, we recorded significantly higher provisions for accounts receivable. Our provisions for accounts receivable were RMB0.4 million, RMB180.0 million and RMB673.7 million (US$108.1 million) as of December 31, 2010, 2011 and 2012. We expect the use of credit sales to continue in the industry and this trend will continue to negatively affect our liquidity and our accounts receivable turnover. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, we may need to continue to provide for doubtful accounts and may need to write off overdue accounts receivable we determine as not collectible.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, the German market represents a major portion of the world’s solar market due in large part to government policies that established high feed-in tariff rates. However, the German government has introduced legislation to reduce the feed-in-tariff program since 2010 due to the strong growth of its domestic solar market. In Spain, since 2009, continued reductions in the feed-in tariff as a result of its government’s spending cut backs have resulted in a weakened solar market. In 2010, Italy also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In 2011 and 2012, several countries, including Germany, Italy, France, Greece, Spain and Belgium continued to reduce their feed-in tariffs as well as other incentive measures.

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

During 2012, the United States Department of Commerce and the International Trade Commission imposed anti-dumping and countervailing duties in the United States, each of 15.42%, on our products, whether or not assembled into modules from the People's Republic of China. We currently sell a small portion of our solar modules directly to U.S. market, which accounted for 2.8% of our total revenues in 2012. Our sales and marketing in U.S. may be adversely affected by the duties, which may in turn adversely affect our business, results of operations and financial condition. In addition, there can be no assurance that other governments or international trade bodies will not institute similar adverse trade policies or remedies against exports from China in the future. If such actions were undertaken in our major export markets, such as Europe, our sales, revenue and profit could be materially and adversely affected.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2012, we had annual silicon wafer, solar cell and solar module production capacity of approximately 1.2 GW each. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

We commenced developing solar power projects and providing solar system integration services in late 2011. As we expand our solar power project development and solar system integration business, we expect that the contribution of this new business to our revenue will increase, which will have a positive effect on our results of operations and gross profit margin as solar power project development and solar system integration business normally has a higher gross profit margin than sales of solar modules.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, the average conversion efficiency rate of our solar cells using our monocrystalline silicon wafers were 18.0%, 18.2% and 18.6% in 2010, 2011 and 2012, respectively, and the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers were 16.8%, 16.8% and 17.6% in 2010, 2011 and 2012, respectively.

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

	2010		2011		2012
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(USD in thousands)	(%)
Products
Recovered silicon materials	—	—	6,366.0	0.1	270.4	43.4	0.0
Silicon ingots	10,803.0	0.2	14,363.2	0.2	1,885.6	302.7	0.0
Silicon wafers	909,647.4	19.5	517,935.2	7.0	328,428.6	52,716.4	6.8
Solar cells	432,863.6	9.3	168,388.4	2.3	138,686.4	22,260.7	2.9
Solar modules	3,247,825.6	69.8	6,647,264.1	90.0	3,897,288.0	625,557.9	81.3
Services
Solar system integration services	—	—	24,798.0	0.3	213,174.4	34,216.8	4.5
Processing services	53,715.1	1.2	5,836.5	0.1	213,427.9	34,257.5	4.5
Revenue from connection to the grid					1,607.1	258.0	0.0

Total	4,654,854.7	100.0	7,384,951.4	100.0	4,794,768.4	769,613.4	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, our sales volumes and approximate average selling prices for the periods indicated:

	2010	2011	2012
Sales volume:
Recovered silicon materials (metric tons)	—	0.1	0.0
Silicon ingots (MW)	2.1	2.7	1.1
Silicon wafers (MW)	157.2	135.1	197.4
Solar cells (MW)	55.1	51.8	78.5
Solar modules (MW)	265.4	760.8	912.4
Average selling price (RMB):
Recovered silicon materials (per kilogram)	—	108.6	-
Silicon ingots (per watt)	5.2	5.3	1.6
Silicon wafers (per watt)	5.8	3.8	1.7
Solar cells (per watt)	7.9	3.3	1.8
Solar modules (per watt)	12.2	8.7	4.3

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant and equipment; and (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules. (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2010, 2011 and 2012, our cost of revenues was RMB3,297.5 million, RMB6,235.1 million and RMB4,562.5 million (US$732.3 million), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses, impairment of long-lived assets, provision for advance to suppliers and goodwill impairment.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2010, 2011 and 2012, our selling and marketing expenses were RMB169.8 million, RMB338.4 million and RMB343.4 million (US$55.1 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees as well as provision for bad debts. In 2010, 2011 and 2012, our general and administrative expenses were RMB160.6 million, RMB419.9 million and RMB760.8 million (US$122.1 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and, salaries, bonuses and other benefits for research and development personnel. In 2010, 2011 and 2012, our research and development expenses were RMB31.6 million, RMB30.0 million and RMB69.0 million (US$11.1 million), respectively.

Provision for advance to suppliers. In 2012, we made provision of RMB227.1 million (US$36.4 million) for the outstanding balances of inventory purchase prepayments, primarily to two suppliers under long-term polysilicon supply contracts as a result of the continuing decline in the polysilicon purchase price and the adverse developments in those suppliers’ operations during 2012.

Impairment of long-lived assets. In 2010, we recognized impairment of long-lived assets of RMB5.4 million. In the fourth quarter of 2012, primarily as a result of the obsolescence of certain equipment in our wafer and cell production line , we recognized impairment of long-lived assets of RMB65.5 million (US$10.5 million).

Goodwill Impairment. In the fourth quarter of 2011, due to the challenging solar market conditions and the significant reduction of our market capitalization since the second quarter of 2011, we recognized a goodwill impairment charge of RMB45.6 million relating to the acquisition of equity interest in Zhejiang Jinko, one of our principal operating subsidiaries.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, short-term bonds, short-term and long-term borrowings from banks and other lenders. In 2010, 2011 and 2012, we incurred net interest expenses of RMB64.3 million, RMB182.5 million and RMB221.7 million (US$35.6 million), respectively.

Convertible Senior Notes Issuance Costs

We incurred costs in association with the issuance of convertible senior notes in the principal amount of US$125 million in May 2011. Our convertible senior notes issuance costs consist primarily of legal fees, initial purchasers’ discount and printing fees. Since we elected to measure the convertible senior notes in their entirety, at fair value, issuance costs associated with the offering were expensed upon issuance of the notes.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations for us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. In 2010, 2011 and 2012, our government subsidy income, which was not assets related, was RMB15.7 million, RMB25.6 million and RMB40.9 million (US$6.6 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use. We received government grants related to assets of RMB55.0 million, RMB91.6 million and RMB119.8 million (US$19.2 million) in 2010, 2011 and 2012, respectively.

Exchange Loss/(Gain)

We incurred a foreign exchange loss of RMB10.1 million and RMB139.0 million in 2010 and 2011 primarily due to the effect of the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables. In 2012, we had foreign-exchange loss of RMB36.5 million (US$5.9 million) primarily due to the depreciation of the Euro against the Renminbi.

Other Income/ (Expenses), Net

Other income/ (expenses) consists primarily of income from sales of used packaging materials, compensation from our suppliers and expenses relating to charitable donations. In 2010, we had net other expenses of RMB1.4 million. We had net other income of RMB28.3 million in 2011 as we received damages from one of our silicon wafer customers pursuant to contract dispute. In 2012, we had net other income of RMB4.3 million (US$0.7 million) mainly due to compensation received from one of our suppliers for breach of contact.

Change in Fair Value of Forward Contracts

We entered into several foreign exchange forward contracts with local banks to reduce the volatility caused by foreign currency fluctuations in 2010 and 2011. We recognized a gain of RMB98.0 million and RMB36.6 million as a result of a change in fair value of foreign currency forward contracts in 2010 and 2011, respectively. In 2012, we recognized loss of RMB9.0 million (US$1.5 million) as a result of a change in fair value of foreign currency forward contacts due to the depreciation of the Euro against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

We issued convertible senior notes in the principal amount of US$125 million and entered into a capped call transaction in May 2011. We have elected to carry these notes at fair value, and we recognized a gain from change in the fair value of convertible senior notes and related capped call options of RMB299.7 million (US$47.6 million) in 2011 and recognized loss from a change in fair value of convertible senior notes and capped call option of RMB 97.2 million (US$15.6 million) in 2012.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009 as amended and options for a total of 8,061,054 ordinary shares were outstanding as of December 31, 2012. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2010, 2011 and 2012:

	2010	2011	2012
	(RMB in thousands)	(RMB in thousands)	(RMB in thousands)	(US$ in thousands)	(%)
Cost of revenues	1,390.2	725.7	947.4	152.1	5.4
Selling and marketing expense	834.1	529.9	2,128.2	341.6	12.3
General and administrative expense	21,904.4	8,623.5	14,267.5	2,290.1	82.3
Total share-based compensation expenses	24,128.7	9,879.1	17,343.1	2,783.8	100.0

Taxation

We derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. Under the CIT Law, which became effective on January 1, 2008, domestic and foreign invested companies in China are generally subject to CIT at the rate of 25%. However, according to the CIT Law and the Implementation Rules of the CIT Law, Jiangxi Jinko and Zhejiang Jinko were exempted from CIT in 2009 and subject to CIT at the reduced rate of 12.5% from 2010 to 2012. Starting from 2013, Jiangxi Jinko and Zhejiang Jinko are expected to be subject to CIT at the rate of 25% and 15%, respectively.

In addition, under the CIT Law, an enterprise established outside China with “de facto management bodies” within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC corporate income tax at the rate of 25% on its global income. Under the Implementation Rules of the CIT Law, the term “de facto management bodies” refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents such as our company and JinkoSolar Technology.. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. In any event, our company and JinkoSolar Technology do not have substantial income from operations outside of China, and we do not expect to derive substantial earnings from operations outside of China in the foreseeable future.

Under the CIT Law and the Implementation Rules of the CIT Law, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. However, as 100% of the equity interest of Jiangxi Jinko and 25% of the equity interest of Zhejiang Jinko are owned directly by JinkoSolar Technology, our Hong Kong subsidiary, and as Hong Kong has an arrangement with China under which the reduced tax rate for dividend income is 5% provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary, if JinkoSolar Technology is not deemed a PRC tax resident enterprise and is treated as the beneficial owner of the dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology, and owns such equity for at least for 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax. According to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the State Administration of Taxation on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under bi-lateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefit.

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the State Council of China on December 13, 1993 and further amended on November 10, 2008, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. In addition, under the current Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for fixed assets used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

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

For sales of solar power products from PRC to foreign customers, delivery of the products generally occurs when the product is delivered to the named port of shipment. For sales of solar power products to domestic customers, delivery of the product generally occurs when the product is received by the customer. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers. We offer to our solar module customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. For the solar module sales contracts signed subsequent to October 1, 2010, we no longer offer the rights to return and refund to our customers. Actual returns were 0.2% of total sales in 2010.

We enter into certain sales contracts with retainage terms during 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years (the “Retainage Period”). Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expires. As of December 31, 2012, the total amounts of retainage that were not recognized as revenue were RMB121.8 million (US$ 19.6 million).

We offer to solar modules customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. For the solar module sales contracts signed subsequent to October 1, 2010, the Group no longer offers the rights to return and refund to its customers. Actual returns were 0.2% of total sales for the years ended December 31, 2010.

We provide solar power product processing services to customers and the revenue of processing services is recognized upon completion, which is generally evidenced by delivery of processed products to the customers.

We recognize revenue related to solar system integration on the percentage-of-completion method. We estimate our revenues by using the cost-to-cost method, whereby we derive a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly.

We recognized income from generated electricity as revenue upon the completion of development and connection of the solar power plants to the grid.

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

Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. We periodically assessed accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, we conduct a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, our historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. We will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is reasonably assured. We may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, we closely monitor the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and will evaluate whether any of such adverse change warrants further action to be taken us, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. The receivable from insurance is only recorded when insurance claim has been submitted to the insurance company and been accepted and acknowledged by the carrier and recovery is considered reasonably assured. Upon recording the recovery, the bad debt expense is reduced.

Provisions for accounts receivable were RMB0.4 million, RMB179.7 million and RMB673.7 million (US$108.1 million) for the years ended December 31, 2010, 2011 and 2012, respectively. The significant increase of provisions for accounts receivable in 2012 is mainly due to the adverse economic development in solar industry, especially in Europe, resulting in the reduction in feed-in-tariffs in various countries and the decrease in debt financing available for the development of PV projects, as well as the shift in market practice towards increased use of credit sales and the longer credit terms, which in general would lead to higher risk of bad debts. It is also our general practice to suspend further sales to any customer with significant overdue balances.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. Provisions for inventories valuation were RMB29.6 million, RMB201.7 million and RMB332.3 million (US$53.3 million) for the years ended December 31, 2010, 2011 and 2012, respectively.

In addition, we analyze our firm purchase commitments, which currently consist primarily of the long-term fixed price polysilicon supplier agreements, at each period end. Provision is made in the current period when the anticipated inventories cost from future execution of such supplier agreement is in excess of market. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2010, 2011 and 2012.

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

Construction in progress primarily represents the construction of new production lines. Costs incurred in the construction are capitalized and transferred to property, plant, and equipment upon completion, at which time depreciation commences.

We record expenditures for repairs and maintenance as expenses as incurred. The gain or loss on disposal of property, plant, and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowing money. Interest expense capitalized for the years ended December 31, 2010, 2011 and 2012 were RMB2 million, RMB3.5 million and RMB7.5 million (US$1.2 million), respectively.

Project assets

Project assets consist primarily of costs relating to construction of solar power plants at various stages of development. These costs include costs for land and costs for developing and constructing PV solar power plants. While the project assets are not constructed for any specific customers, the Group intends to sell the project assets upon their completion. Upon completion of development and connection of the solar power plants, income generated from connection to the grid is recognized as revenue and the project assets are amortized over the expected life of 20 years.

The Group has reclassified the 2011 balance of RMB272.5 million from property, plant and equipment to conform to the current period presentation in the Consolidated Balance Sheet. These reclassifications had no impact on previous reported total non-current assets and total assets.

The Group has reclassified the 2011 amount of RMB235.2 million from purchase of property, plant and equipment to construction of project assets to conform to the current period presentation in the Consolidated Statement of Cash Flows. The Group has separately presented the 2011 balance of RMB37.3 million from purchase of property, plant and equipment included in other payable to purchase of project assets included in other payable to conform to the current period separate presentation in the supplemental disclosure of non-cash investing and financing cash flow information section of the Consolidated Statement of Cash Flows. These reclassifications had no impact on previous reported net total cash used in investing activities or total other payable.

As of December 31, 2011 and 2012, the balances of project assets were RMB272.5 million and RMB536.4 million (US$86.1 million), respectively. As of December 31, 2011 and 2012, project assets with book value of nil and RMB349.5 million (US$56.1 million) had been completed and connected to the grid. The revenue from connection to the grid for the years ended December 31, 2011 and 2012 is nil and RMB1.6 million (US$0.3 million), respectively.

Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

Goodwill

Goodwill represents the excess of (i) the aggregate of (a) the consideration transferred measured in accordance with ASC 805, Business Combination, which generally requires acquisition-date fair value; (b) the fair value of any non-controlling interest in the acquiree; and (c) in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the consideration transferred is less than the fair value of the net assets acquired, we recognize the difference as a gain directly in the consolidated statement of operations. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. We perform a two-step goodwill impairment test. The first step identifying potential impairment, compares the fair values of each reporting unit to its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied value is recognized as an impairment loss. Impairment losses of nil, RMB45.6 million and nil were recorded in 2010, 2011 and 2012, respectively.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets related to the retirement of certain equipment in the wafer and cell production line that had become obsolete were RMB5.4 million, nil and RMB65.5 million (US$10.5 million) in 2010, 2011 and 2012, respectively.

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

Due to limited warranty claim history, we estimate warranty costs based on an assessment for our competitors’ history while incorporating estimates of failure rates through our quality review. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, we will prospectively revise our accrual rate. We began the sales of solar modules in the first half of 2009 and have not experienced any material warranty claims to-date in connection with declines in the power generation capacity of our solar modules or defects. The provision for warranty cost as of December 31, 2010, 2011 and 2012 were RMB33.4 million, RMB96.5 million and RMB130.5 million (US$20.9 million), respectively.

The warranty costs were classified as current liabilities (under a balance sheet item named other payables and accruals) and non-current liabilities (under a balance sheet item named accrued warranty costs – non-current), respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. In 2010, 2011 and 2012, warranty cost expenses were RMB31.7 million, RMB63.0 million and RMB40.2 million (US$6.5  million), respectively. The utilization of the warranty accruals for the years ended December 31, 2010, 2011, and 2012 were nil, nil, and RMB 6.2 million (US$1.0 million).

We purchase warranty insurance policy which provides coverage for the product warranty services of our solar modules worldwide. Prepayment for warranty insurance premium is initially recorded as other assets and is amortized over the insurance coverage period. Prepayment for warranty insurance premium is not recorded as a reduction of estimated warranty liabilities. Once the Company receives insurance recoveries, warranty expenses will be credited.

Government grants

Government grants related to technology upgrades and development of export markets are recognized as subsidy income when received. In 2010, 2011 and 2012, we received financial subsidies of RMB15.7 million, RMB25.6 million and RMB40.9 million (US$6.6 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of RMB55.0 million, RMB91.6 million and RMB119.8 million (US$19.2  million) during 2010, 2011 and 2012, respectively.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income taxes are not provided on undistributed earnings of the Company’s subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested total RMB450.8 million (US$72.4 million) and the amount of the unrecognized deferred taxes liabilities on the permanently reinvested earnings was RMB45.1 million (US$7.2 million) as of December 31, 2012.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2012 and 2011, we did not record any liability for any uncertain tax positions.

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

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

68

	2010	2010	2011	2011	2012	2012	2012
	(RMB)	(%)	(RMB)	(%)	(RMB)	(USD)	(%)
	(in thousands, except percentage)
Consolidated Statement of Operations Data:
Revenues	4,654,854.7	100.0	7,384,951.4	100.0	4,794,768.4	769,613.4	100.0
Sales of recovered silicon materials	—	—	6,366.0	0.1	270.4	43.4	0.0
Sales of silicon ingots	10,803.0	0.2	14,363.2	0.2	1,885.6	302.7	0.0
Sales of silicon wafers	909,647.4	19.5	517,935.2	7.0	328,428.6	52,716.4	6.8
Sales of solar cells	432,863.6	9.3	168,388.4	2.3	138,686.4	22,260.7	2.9
Sales of solar modules	3,247,825.6	69.8	6,647,264.1	90.0	3,897,288.0	625,557.9	81.3
Solar system integration services	—	—	24,798.0	0.3	213,174.4	34,216.8	4.4
Revenue from connection to the grid					1,607.1	258.0	0.0
Processing services	53,715.1	1.2	5,836.5	0.1	213,427.9	34,257.5	4.6
Cost of revenues	(3,297,468.9)	(70.8)	(6,235,100.2)	(84.4)	(4,562,531.3)	(732,336.8)	(95.2)
Gross profit	1,357,385.8	29.2	1,149,851.2	15.6	232,237.1	37,276.6	4.8
Total operating expenses	(367,463.5)	(7.9)	(833,965.5)	(11.3)	(1,465,724.3)	(235,264.9)	(30.6)
Income from operations	989,922.3	21.3	315,885.7	4.3	(1,233,487.2)	(197,988.3)	(25.7)
Interest expenses, net	(64,268.4)	(1.4)	(182,502.2)	(2.5)	(221,719.8)	(35,588.5)	(4.6)
Convertible senior notes issuance costs	—	—	(30,154.1)	(0.4)
Subsidy income	15,696.6	0.3	25,553.8	0.3	40,902.6	6,565.3	0.9
Investment gain	60.1	0.001	—	—
Exchange loss	(10,143.4)	(0.2)	(138,994.3)	(1.9)	(36,472.7)	(5,854.3)	(0.8)
Other (expenses)/income, net	(1,357.9)	(0.03)	28,257.1	0.4	4,263.5	684.4	0.1
Change in fair value of forward contracts	98,039.4	2.0	36,604.9	0.5	(9,043.1)	(1,451.5)	(0.2)
Change in fair value of embedded derivatives	54.9	0.1	—	—
Change in fair value of convertible senior notes and capped call options	—	—	299,747.7	4.1	(97,160.7)	(15,595.4)	(2.0)
Income before income taxes	1,028,003.6	22.1	354,398.6	4.8	(1,552,717.4)	(249,228.3)	(32.4)
Income tax benefit/(expense)	(146,130.4)	(3.1)	(81,072.7)	(1.1)	8,917.6	1,431.3	0.2
Equity in losses of affiliated companies					(16.3)	(2.6)	(0.0)
Net income	881,873.2	18.9	273,325.9	3.7	(1,543,816.1)	(247,799.6)	(32.2)
Less: Net income attributable to the non-controlling interests	—	—	16.9	—	1,394.0	223.8	(0.0)
Net income attributable to JinkoSolar Holding Co., Ltd.	881,873.2	18.9	273,342.8	3.7	(1,542,422.1)	(247,575.8)	(32.2)

2012 compared with 2011

Revenues. Our revenues decreased by 35.1% from RMB7,385.0 million in 2011 to RMB4,794.8 million (US$769.6 million) in 2012, primarily due to the significant decline in average selling prices of our solar modules, silicon wafers and solar cells, which was partially offset by an increase in sales volume for our solar modules, silicon wafers and solar cells.

Our sales of solar modules decreased by 41.4% from RMB6,647.3 million in 2011 to RMB3,897.3 million (US$625.6 million) in 2012, primarily due to the decrease in average selling prices, partially offset by increased sales volume. The sales volume of our solar modules increased by 19.9% from 760.8 MW in 2011 to 912.4 MW in 2012. The average selling price of our solar modules decreased by 51.1% from 2011 to 2012, primarily due to the reduction in government subsidies and economic incentives in many export markets, as well as over-supply of solar power products in the market due to increased manufacturing capacity and reduced silicon raw material costs.

Our sales of silicon wafers decreased by 36.6% from RMB517.9 million in 2011 to RMB328.4 million (US$52.7 million) in 2012. The sales volume of our silicon wafers increased by 46.1% from 135.1 MW in 2011 to 197.4 MW in 2012. The average selling price of our silicon wafers decreased by 56.6% from 2011 to 2012.

Our sales of solar cells decreased by 17.6% from RMB168.4 million in 2011 to RMB138.7 million (US$22.3 million) in 2012. The sales volume of our solar cells increased by 51.6% from 51.8 MW in 2011 to 78.5 MW in 2012. The average selling price of our solar cells decreased by 45.7% from 2011 to 2012.

Our revenue generated from providing solar system integration services increased significantly from RMB24.8 million in 2011 to RMB213.2 million (US$34.2 million) in 2012.

Our processing service fee increased significantly from RMB5.8 million in 2011 to RMB213.4 million (US$34.3 million) in 2012, primarily due to an increase in the volume of solar cells processed, as a result of an increase in sales volume for our solar cells.

Cost of Revenues. Our cost of revenues decreased by 26.8% from RMB6,235.1 million in 2011 to RMB4,562.5 million (US$732.3 million) in 2012, primarily due to a decrease in the purchase price of our virgin polysilicon materials.

Gross Profit. Our gross profit decreased by 79.8% from RMB1,149.9 million in 2011 to RMB232.2 million (US$37.3 million) in 2012. Our gross margin decreased from 15.6% in 2011 to 4.8% in 2012, primarily due to the decrease in the average selling prices of our solar modules, silicon wafers and solar cells, which exceeded the decrease in purchase prices for our virgin polysilicon and reductions in non-silicon manufacturing cost per watt.

Operating Expenses. Our operating expenses increased by 75.8% from RMB834.0 million in 2011 to RMB1,465.7 million (US$235.3 million) in 2012, primarily as a result of the recognition of non-cash charges in 2012, including provision for bad debts of RMB412.5 million (US$66.1 million), impairment of long-lived assets of RMB65.5 million (US$10.5 million), write-off of equipment prepayment of RMB44.2 million (US$7.1 million) and provisions for outstanding balance of inventory purchase prepayment under long-term polysilicon supply contracts of RMB223.0 million (US$35.8 million).

Our general and administrative expenses increased by 81.2% from RMB419.9 million in 2011 to RMB760.8 million (US$122.1 million) in 2012, primarily due to the recognition of non-cash charges, including the provision for bad debts of RMB412.5 million (US$66.1 million) mainly as a result of the increase in overdue balance of accounts receivables .

Our selling and marketing expenses increased by 1.5% from RMB338.4 million in 2011 to RMB343.4  million (US$55.1 million) in 2012.

Our research and development expenses increased significantly from RMB30.0 million in 2011 to RMB69.0  million (US$11.1 million) in 2012 due to increase of our research and development activities.

Loss from Operations. As a result of the foregoing, we had loss from operations RMB1,233.5 million (US$198.0 million) in 2012 as compared to the income from operations of RMB315.9 million in 2011. Our operating profit margin decreased by 30.0% from positive 4.3% in 2011 to negative 25.7% in 2012.

Interest Expenses, Net. Our net interest expenses increased by 21.5% from RMB182.5 million in 2011 to RMB221.7 million (US$35.6 million) in 2012, primarily due to an increase in interest expenses as a result of the full-year impact of convertible senior notes and increase of short-term borrowings during 2012.

Subsidy Income. Our subsidy income increased by 60.1% from RMB25.6 million in 2011 to RMB40.9 million (US$6.6 million) in 2012.

Exchange Loss. Our exchange loss decreased by 73.8% from RMB139.0 million in 2011 to RMB36.5 million (US$5.9 million) in 2012, primarily due to the depreciation of the Euro against the RMB. .

Other Income/(Expense), Net. We had other income, net of RMB4.3 million (US$0.7 million) in 2012, compared with other income, net of RMB28.3 million in 2011. The decrease of other income is mainly primarily because we received RMB33 million from one of our silicon wafer customers pursuant to a contractual dispute in 2011, whereas we had only such income of RMB 17 million in 2012.

Change in Fair Value of Forward Contracts. We recognized a loss in in fair value of foreign currency forward contracts of RMB9.0 million (US$1.5 million) in 2012, compared with a gain of RMB36.6 million in 2011.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a loss of RMB97.2 million (US$15.6 million) in 2012 in relation to a change in fair value of our convertible senior notes and capped call options, primarily as a result of the put options of convertible senior notes on May 15, 2014 nearing their expiration date, compared with an unrealized gain of RMB299.7 million in 2011,primarily due to the decrease in the trading price of our ADSs for the year ended December 31, 2011.

Income Tax (Expense)/Benefit. We recorded an income tax benefit of RMB8.9 million (US$1.4 million) in 2012, compared with an income tax loss of RMB81.1 million in 2011, primarily as a result of the true-up we recorded for applicable income tax credits for 2011 which were approved by the tax authorities in the second quarter of 2012. Our effective tax rate decreased from 22.8% in 2011 to 0.5% in 2012, primarily because we had a net loss for the year ended December 31, 2012 and we have made a full valuation allowance against deferred tax assets.

Net Income/(loss) attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, we had a net loss attributable to JinkoSolar Holding Co., Ltd. of RMB1,542.4 million (US$247.6 million) in 2012 as compared with a net income of RMB273.3 million in 2011. Our net profit margin was negative 32.2% in 2012 2012 compared with positive 3.7% in 2011.

2011 compared with 2010

Revenues. Our revenues increased by 58.7% from RMB4,654.9 million in 2010 to RMB7,385.0 million in 2011, primarily due to a significant increase in the sales of solar modules.

Sales of solar modules increased by 104.7% from RMB3,247.8 million in 2010 to RMB6,647.3 million in 2011, primarily due to an increase in the sales volume, partially offset by a decrease in the average selling price. Sales volume of our solar modules increased by 186.7% from 265.4 MW in 2010 to 760.8 MW in 2011, primarily due to our increased production capacity and marketing and sales efforts. The average selling price of our solar modules decreased by 28.7% from 2010 to 2011, primarily due to changes in government subsidies and economic incentives in many export markets, including Germany, Italy and France, our three largest export markets, over-supply of solar power products due to increased manufacturing capacity and reduced silicon raw material costs.

Sales of recovered silicon materials was RMB6.4 million in 2011, compared with nil in 2010.

Sales of silicon ingots increased by 33.3% from RMB10.8 million in 2010 to RMB14.4 million in 2011, primarily due to an increase in demand from certain customers. Our sales volume of silicon ingots increased by 28.6% from 2.1 MW in 2010 to 2.7 MW in 2011. The average selling price of our silicon ingots increased by 1.9% from 2010 to 2011.

Sales of silicon wafers decreased by 43.1% from RMB909.6 million in 2010 to RMB517.9 million in 2011, primarily due to an increase in the amount of our silicon wafers we retained for our own solar cell production. Our sales volume of silicon wafers decreased by 14.1% from 157.2 MW in 2010 to 135.1 MW in 2011. The average selling price of our silicon wafers decreased by 34.5% from 2010 to 2011.

Sales of solar cells decreased by 61.1% from RMB432.9 million in 2010 to RMB168.4 million in 2011, primarily due to an increase in the amount of our solar cells we retained for our own solar module production. Our sales volume of solar cells decreased by 6.0% from 55.1 MW in 2010 to 51.8 MW in 2011. The average selling price of our solar cells decreased by 58.2% from 2010 to 2011.

We generated revenue of RMB24.8 million from provision of solar system integration services to an on-grid solar power project with a total capacity of 5 MW in Delingha, Qinghai Province in 2011, whereas we did not have such revenue in 2010.

Our processing service fee decreased by 89.2% from RMB53.7 million in 2010 to RMB5.8 million in 2011, primarily due to a decrease in the market demand.

Cost of Revenues. Our cost of revenues increased by 89.1% from RMB3,297.5 million in 2010 to RMB6,235.1 million in 2011, primarily due to an increase in the sales of solar modules, partially offset by decreases in the prices of silicon and ancillary materials.

Gross Profit. Our gross profit decreased by 15.3% from RMB1,357.4 million in 2010 to RMB1,149.9 million in 2011. Our gross margin decreased by 46.6% from 29.2% in 2010 to 15.6% in 2011, primarily because the selling prices of solar modules decreased faster than the costs of the raw materials.

Operating Expenses. Our operating expenses increased by 126.9% from RMB367.5 million in 2010 to RMB834.0 million in 2011, primarily due to the increase in our general and administrative expenses and selling and marketing expenses and the recognition of a goodwill impairment charge relating to the acquisition of equity interest in Zhejiang Jinko.

Our general and administrative expenses increased by 153.0% from RMB166.0 million in 2010 to RMB419.9 million in 2011, primarily due to (i) the provision for allowance of doubtful accounts of RMB179.4 million relating to the accounts receivables from third party customers and (ii) an increase in salaries as we hired additional employees in line with our expansion.

Our selling and marketing expenses increased by 99.3% from RMB169.8 million in 2010 to RMB338.4 million in 2011, primarily due to an increase in transportation expenses and an increase in our warranty cost as the result of an increase in our sales.

Our research and development expenses decreased slightly from RMB31.6 million in 2010 to RMB30.0 million in 2011.

In addition, in the fourth quarter of 2011, due to the challenging solar market conditions and the significant reduction of the our market capitalization since the second quarter of 2011, we recognized a goodwill impairment charge of RMB45.6 million relating to the acquisition of equity interest in Zhejiang Jinko, one of our principal operating subsidiaries that we acquired in 2009.

Income from Operations. As a result of the foregoing, our income from operations decreased by 68.1% from RMB989.9 million in 2010 to RMB315.9 million in 2011. Our operating profit margin decreased by 79.8% from 21.3% in 2010 to 4.3% in 2011.

Interest Expenses, Net. Our net interest expenses increased by 183.8% from RMB64.3 million in 2010 to RMB182.5 million in 2011, primarily due to the issuance of convertible senior notes in the principal amount of US$125 million in May 2011 and a significant increase in our average balance of borrowings and bonds payable.

Convertible Senior Notes Issuance Costs. We incurred costs of RMB30.2 million in relation to the issuance of convertible senior notes issuance in 2011, whereas we did not incur such costs in 2010.

Subsidy Income. Our subsidy income increased by 63.1% from RMB15.7 million in 2010 to RMB25.6 million in 2011, primarily due to an increase in the government subsidies for technology upgrades and development of export markets.

Exchange Loss. Our exchange loss increased by 1,276.2% from RMB10.1 million in 2010 to RMB139.0 million in 2011, primarily due to the significant increases in our Euro and U.S. dollar denominated receivables as our export sales increased and the depreciation of the Euro and U.S. dollar against the Renminbi.

Other Income/(Expense), Net. We had other income, net of RMB28.3 million in 2011, compared with other expenses, net of RMB1.4 million in 2010, primarily because we received damages of RMB 33 million from one of our silicon wafer customers pursuant to a contract dispute in 2011, whereas we did not have such income in 2010.

Change in Fair Value of Forward Contracts. Gains we recognized as a result of change in fair value of foreign currency forward contracts decreased from RMB98.0 million in 2010 to RMB36.6 million in 2011, primarily because we entered into several foreign-exchange-forward contracts with certain local banks to reduce volatility caused by foreign currency fluctuations in 2010 and 2011 and RMB has a higher appreciation rate in 2010 compared with that in 2011.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded unrealized gain relating to a change in fair value of our convertible senior notes and capped call options of RMB299.7 million in 2011 primarily due to the decrease in the trading price of our ADSs for the year ended December 31, 2011. In addition, in May 2011, we issued convertible senior notes and entered into a capped call option agreement concurrently with the issuance of the convertible senior notes, whereas we did not issue convertible senior notes, nor did we enter into any capped call transaction in 2010.

Income Tax (Expense)/Benefit. Our income tax expense decreased by 44.5% from RMB146.1 million in 2010 to RMB81.1 million in 2011, primarily due to a decrease in income before income taxes. Effective tax rate increased from 14.2% in 2010 to 22.8% in 2011, primarily due to full valuation allowance provided against deferred tax assets as of December 31, 2011 based on our estimate of the recoverability of deferred tax assets.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased by 69.0% from RMB881.9 million in 2010 to RMB273.3 million in 2011. Our net profit margin decreased from 18.9% in 2010 to 3.7% in 2011.

B. Liquidity and Capital Resources

We have financed our operations primarily through equity contributions from our shareholders, issuance of preferred shares, the net proceeds of our initial public offering and follow-on offering, cash flow generated from operations as well as issuance of bonds, short-term and long-term debt financing.

As of December 31, 2012, we had RMB279.1 million (US$44.8 million) in cash and cash equivalents and RMB140.8 million (US$22.6 million) in restricted cash. Our cash and cash equivalents primarily consist of cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available to us for our general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials. Of the available cash as of December 31, 2012, we have committed approximately RMB259.2 million (US$41.6 million) to the payment obligations under our equipment purchase agreements in 2013. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

We had total bank credit quota of RMB5,041.7 million (US$809.3 million) with various banks, of which RMB3,083.6 million (US$495.0 million) were drawn down and RMB1,958.1 million (US$314.3 million) were available as of December 31, 2012.

We had short-term and long-term borrowings due within one year of RMB2,245.6 million (US$360.4 million) as of December 31, 2012. As of December 31, 2012, our short-term borrowings outstanding of RMB22.7 million and RMB28.7 million were denominated in Euros and U.S. dollars, respectively and bearing a weighted average interest rates of 3.97%, and 4.38% per annum, respectively. Our RMB-denominated short-term borrowings outstanding as of December 31, 2012 bore interest at the average annual rate of 5.44%. As of December 31, 2012, we pledged equipment of a total net book value of RMB1,465.2 million (US$235.2 million) and inventories of a total net book value of RMB320.0 million (US$51.4 million) and land use rights of a total net book value of RMB220.4 million (US$35.4 million) and plants of a total net book value of RMB 204.7 million (US$32.9 million) to secure repayment of our short-term borrowings of RMB759.4 million (US$121.9 million). As of December 31, 2012, outstanding short-term borrowings guaranteed by our founders were RMB508.3 million (US$81.6million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings.

We had long-term borrowings (including the portion due within one year) of RMB495.0 million (US$79.5 million) as of December 31, 2012. Our long-term borrowings outstanding as of December 31, 2012 bore interest at an average annual rate of 6.45%. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2012, we pledged equipment of a total net book value of RMB1,140.9 million (US$183.1 million) and land use right with net book value of RMB142.7 million (US$22.9 million) and plants of a total net book value of RMB 243.6 million (US$39.1 million) to secure repayment of our borrowings of RMB457.0 million (US$73.4 million). As of December 31, 2012, long-term loans in the amount of RMB328.0 million (US$52.6 million) will be due for repayment upon maturity in 2013 and long-term loans in the amount of RMB167.0 million (US$26.8 million) will be due for repayment upon maturity in 2014.

Since December 31, 2012, we have entered into additional short-term loan contracts in an aggregate principal amount of RMB1172.0 million (US$188.1 million). Since December 31, 2012, we have also entered into additional long-term loan contracts in an aggregate principal amount of RMB360.0 million (US$57.8 million). As of the date of this annual report, we had RMB2,380.9 million (US$382.2 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB475.0 million (US$76.2 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost

In addition, we have substantial repayment obligations under the convertible notes we issued. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.00%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A of the Securities Act. Concurrent with our issuance of the convertible senior notes, we entered into a capped call option transactions with an affiliate of the initial purchaser of the notes. We paid a total premium for the capped call option of US$18 million. On April 23, 2012, Jiangxi Jinko issued unsecured one-year short-term bonds with a principal amount of RMB300 million. The bonds bear a fixed annual interest rate of 6.3% and will mature on April 23, 2013. On January 29, 2013, Jiangxi Jinko issued six-year bonds with a principal amount of RMB800 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds upon Jiangxi Jinko's announcement of whether or not it decides to raise the interest rate, and by how much, at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360 million (approximately US$57.8 million) and a term of 15 years with China Development Bank

We had negative working capital as of December 31, 2012. Our management believes that our current cash position as of December 31, 2012, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months from December 31, 2012. However, in light of the amount of bank borrowings and bonds are due in the near term future and possible exercise of the put option of the convertible senior notes on May 14, 2014, sufficient funds may not be available to us. Accordingly, we may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2010	2011	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by/(used in) operating activities	230,413.1	(766,209.9)	716,250.9	114,966.2
Net cash (used in) investing activities	(1,552,545.2)	(2,433,671.1)	(500,772.2)	(80,379.5)
Net cash provided by/(used in) financing activities	1,696,817.2	3,120,496.4	(370,708.3)	(59,502.8)
Net increase/(decrease) in cash and cash equivalents	368,725.2	(87,353.8)	(154,721.0)	(24,834.4)
Cash and cash equivalents at the beginning of the year	152,479.6	521,204.8	433,851.0	69,637.9
Cash and cash equivalents at the end of the year	521,204.8	433,851.0	279,130.0	44,803.5

Operating Activities

Net cash provided by operating activities in 2012 was RMB716.3 million (US$115.0 million), consisting primarily of (i) an increase in accounts payable of RMB991.3 million (US$159.1 million) due to an increase in credit terms with our suppliers, (ii) provision for allowance of doubtful accounts of RMB493.9 million (US$79.3 million) due to the increase of provisions for accounts receivable, (iii) a decrease in prepayments and other assets of RMB395.0 million (US$63.4 million) representing a decrease in the balance of our value-added tax deductable, after we collected the tax from relevant tax authority. (iv) an inventory provision of RMB332.3 million (US$53.3 million) and (v) depreciation of property, plant and equipment of RMB323.2 million (US$51.9 million), partially offset by a net loss of RMB1,543.8 million (US$247.8 million), and (ii) an increase in accounts receivable of RMB898.0 million (US$144.1 million) primarily due to increased sales on credit terms.

Net cash used in operating activities in 2011 was RMB766.2 million, consisting primarily of (i) increase in accounts receivable of RMB1,340.3 million due to our increased sales on credit terms, (ii) increase in prepayments and other current assets of RMB427.0 million due to the increase in balance value-added tax refund from export sales in 2011 from 2010 as a result of the increase in export sales in 2011 and (iii) unrealized gains from a change in fair value of convertible senior notes of RMB398.0 million, partially offset by (i) net income of RMB273.3 million, (ii) increase in other payable and accruals of RMB260.6 million and (iii) depreciation of property, plant and equipment of RMB263.8 million.

Net cash provided by operating activities in 2010 was RMB230.4 million, consisting primarily of (i) net income of RMB881.9 million, (ii) increase in accounts payable of RMB282.5 million, (iii) increase in other payables and accruals of RMB161.9 million and (iv) increase in advances from third-party customers of RMB128.4 million, partially offset by (i) increase in inventories of RMB603.9 million, (ii) increase in accounts receivable of RMB374.0 million, (iii) increase in prepayments and other current assets of RMB282.5 million and (iv) decrease in advances to suppliers of RMB252.4 million.

Investing Activities

Net cash used in investing activities in 2012 was RMB500.8 million (US$80.4 million), consisting primarily of (i) cash paid for short-term investments of RMB1,391.5 million (US$223.3 million) consisting of the time deposits with original maturities longer than three months and less than one year, (ii) cash paid for construction of project assets project assets of RMB116.8 million (US$18.8 million) and (iii) the purchase of property, plant and equipment of RMB121.3 million (US$19.5 million), partially offset by (i) cash collected from short-term investments of RMB1,163.2 million (US$186.7 million).

Net cash used in investing activities in 2011 was RMB2,433.7 million, consisting primarily of (i) purchase of property, plant and equipment of RMB1,780.2 million, (ii) cash paid for construction of project assets of RMB 235.2 million, (iii) cash paid for short-term investments of RMB459.5 million consist of the time deposits with original maturities longer than three months and less than one year and (iv) purchase of land use rights of RMB116.0 million and, partially offset by decrease in restricted cash of RMB159.9 million.

Net cash used in investing activities in 2010 was RMB1,552.6 million, consisting primarily of (i) purchase of property, plant and equipment and land use rights of RMB1,345.5 million and (ii) increase in restricted cash of RMB222.5 million, partially offset by cash collected for short-term investment, which mainly represented deposits with maturity of more than three months.

Financing Activities

Net cash used in financing activities in 2012 was RMB370.7 million (US$59.5 million), consisting primarily of (i) borrowings from third parties of RMB3,664.6 million (US$588.2 million), (ii) proceeds from issuance of bonds of RMB300.0 million (US$48.2 million) and (iii) an increase in notes payables of RMB239.3 million (US$38.4 million) due to an increase in credit terms with our suppliers, partially offset by (i) the repayment of borrowings to third parties of RMB3,600.6 million (US$577.9 million), (ii) repayment of bonds of RMB1,000.0 million (US$160.5 million) upon maturity in 2012.

Net cash provided by financing activities in 2011 was RMB3,120.5 million, consisting primarily of (i) borrowings from third parties of RMB5,971.9 million, (ii) proceeds from issuance of bonds of RMB1,000.0 million and (iii) proceeds from issuance of convertible senior notes of RMB812.5 million, partially offset by (i) repayment of borrowings to third parties of RMB4,915.7 million and (ii) cash paid for capped call options of RMB117.0 million.

Net cash provided by financing activities in 2010 was RMB1,696.8 million, consisting primarily of (i) borrowings from third parties of RMB2, 471.1 million and (ii) proceeds from public offerings of ordinary shares of RMB814.3 million, partially offset by repayment of borrowings to third parties of RMB1,955.4 million.

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations,” and “Item 4. Information on the Company—B. Business Overview—Regulation—Dividend Distribution.”

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB1,345.5 million, RMB2,131.4 million and RMB238.2 million (US$38.2 million) in 2010, 2011 and 2012, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon ingots and silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have been focusing on improving our efficiency to reduce our unit cost and have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB282.1 million (US$45.3 million) as of December 31, 2012, of which RMB259.2 million (US$41.6 million) will be due in 2013 and RMB22.9 million (US$3.7 million) will be due after one year but within five years. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a limited number of third-party suppliers for supplying key manufacturing equipment and we may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

We had negative working capital as of December 31, 2012. Our management believes that our current cash position as of December 31, 2012, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months from December 31, 2012. However, in light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to us. Accordingly, we may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

Recent Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. The company adopted the new guidance since January 1, 2012, and the adoption of this pronouncement did not have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220), Presentation of Comprehensive Income.” The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, "Comprehensive Income," and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income ("AOCI") in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities. The company adopted this ASU since January 1, 2012, and changed its presentation of comprehensive income in its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment". This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments in this ASU apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The company adopted the new guidance since January 1, 2012, and the adoption of this pronouncement did not have a significant effect on its consolidated financial statements.

On December 16, 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities," which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. The Company does not expect the adoption of this ASU to have a material effect on its consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Intangibles - Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies an option to first assess qualitative factors to determine whether the existence of events and circumstances indicate it is more-likely-than-not that an indefinite-lived intangible asset is impaired. If based on its qualitative assessment, a company concludes that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of this accounting standard in the first quarter of 2013 to have an impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The Company does not expect the adoption of this accounting standard beginning on January 1, 2013 to have a material impact on its consolidated financial statements.

C. Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. As of December 31, 2012, our research and development team consisted of 132 experienced researchers and engineers, of which, 122 experienced engineers were located in the Shangrao Economic Development Zone, and 10 experienced engineers were located in Zhejiang Haining. In July 2012, we were selected as a finalist for the “Solar Projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry.

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

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2010, 2011 and 2012, our research and development expenses were approximately RMB31.6 million, RMB30.0 million and RMB69.0 million (US$11.1 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 30 patents by the State Intellectual Property Office of the PRC, including 27 utility model patents, one invention patent and two design patents. We also have 52 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 10 trademarks in the PRC, such as “,” “”, and “”, and three trademarks in Hong Kong and Taiwan, including “”, “” and “”. We also have five trademarks registered in WIPO. We have pending trademark applications of one trademark in nine countries and regions, including U.S., Europe North Africa, Japan, and Australia. In addition, we have registered two trademarks in India, one trademark in Brazil, two trademarks in Japan, and six trademarks in both U.S and Europe.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2012 to December 31, 2012 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(RMB in thousands)
Short-term Debt Obligations *	1,963,344.1	1,963,344.1	—	—	—
Long-Term Debt Obligations *	525,706.6	353,358.1	172,348.5	—	—
Bonds Payable *	318,900.0	318,900.0	—	—	—
Convertible Senior Notes *	525,643.2	30,652.1	494,991.1	—	—
Operating Lease Obligations	25,463.1	9,997.6	10,630.3	3,447.0	1,388.2
Capital Commitment	282,058.0	259,158.4	22,899.6
Total	3,641,115.0	2,935,410.3	700,869.5	3,447.0	1,388.2

*Include accrued interests

G. Safe Harbor

We make “forward-looking statements” throughout this annual report. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the transactions and events described in this annual report will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	37	Chairman of the board of directors
Kangping Chen	40	Director and chief executive officer
Xianhua Li	39	Director and vice president
Wing Keong Siew	61	Independent director
Haitao Jin	59	Independent director
Zibin Li	73	Independent director
Steven Markscheid	59	Independent director
Longgen Zhang	48	Chief financial officer
Arturo Herrero	41	Chief marketing officer
Musen Yu	64	Vice president
Zhiqun Xu	46	Vice president

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

Mr. Longgen Zhang has been our chief financial officer since September 2008. Prior to joining us, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master’s degree in professional accounting and a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

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

In 2012, we paid cash compensation in the aggregate amount of RMB21.9 million (US$3.5 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was approximately RMB0.5 million (US$81,154.6) in 2012.

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

Share Options

As of the date of this annual report, options to purchase 8,061,054 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan as of the date of this annual report:

Name	Number of Shares		Exercise Price (US$)	Grant Date	Expiration Date
Zibin Li		*	2.08	August 28, 2009	August 28, 2016
Steven Markscheid		*	2.08	September 15, 2009	September 15, 2016
Zhiqun Xu		*	2.08	August 28, 2009	August 28, 2016
Musen Yu		*	2.08	August 28, 2009	August 28, 2016
Longgen Zhang	953,200	**	2.08	August 28, 2009	October 1, 2013
	1,120,000	**	1.42	November 3, 2011	September 30, 2018
Arturo Herrero		*	2.08	April 12, 2010	April 12, 2017
Other Employees	5,301,574		1.42~6.50	August 28, 2009 to December 21,2012	August 28, 2016 to January 31,2019

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.
**	The outstanding shares will be beneficially owned upon exercise of all options.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through to 2014. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. An executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If an executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses. We may renew the employment agreements with our executive officers.

D. Employees

As of December 2010, 2011 and 2012, we had a total of 6,735, 7,941 and 7,111 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in the U.S., Europe and other countries and regions. The following table sets forth the number of our employees categorized by main category of activities and as a percentage of our workforce as of dates indicated:

	As of December 31,
	2010	2011	2012
Manufacturing and engineering	5,408	6,119	5,547
General and administration	177	612	318
Quality control	546	702	688
Research and development	342	148	132
Purchasing and logistics	177	266	309
Marketing and sales	85	94	117
Total	6,735	7,941	7,111

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

Based on the prevailing local practice in Jiangxi Province resulting from the discrepancy between national laws and their implementation by local governments, Jiangxi Jinko did not pay statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, for all of its employees. For similar reasons, Zhejiang Jinko did not pay statutory social security benefits in Zhejiang Province for all of its employees. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB56.6 million, RMB118.3 million and RMB154.8 million (US$24.9 million), respectively, as of December 31, 2010, 2011 and 2012. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Xiande Li (3)	22,142,750	20.0
Kangping Chen (4)	13,285,700	15.0
Xianhua Li (5)	8,857,100	10.0
Wing Keong Siew	—	—
Haitao Jin	—	—
Zibin Li	*	*
Steven Markscheid	*	*
Longgen Zhang **	2,073,200	2.3
Arturo Herrero	*	*
All Directors and Executive Officers as a group	5,987,854	6.7
Principal Shareholders:
Brilliant Win Holdings Limited (3)	22,142,750	25.0
Yale Pride Limited (4)	13,285,700	15.0
Peaky Investments Limited (5)	8,857,100	10.0

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding shares.
**	The outstanding shares will be beneficially owned upon exercise of all options.
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 89,026,258 ordinary shares, being the number of shares outstanding as of the date of this annual report.
(3)	Represents 22,142,750 ordinary shares held by Brilliant Win Holdings Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.
(4)	Represents [13,285,700] ordinary shares held by Yale Pride Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li.
(5)	Represents 8,857,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of the date of this annual report, 88,758,778 of our shares are issued and outstanding (excluding the 1,605,472 ordinary shares issued to the depositary and reserved for future grants under our 2009 Long Term Incentive Plan), including 37,333,504 ordinary shares represented by 9,333,376 ADSs issued by the depositary. As of the date of this annual report, we have one record shareholder in the United States.

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

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2011 and 2012:

	As of December 31,
	2011	2012
	RMB	RMB
Accounts receivable, net - a related party:
Accounts receivable from subsidiaries of ReneSola Ltd. (“ReneSola,” controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	31,010,170	105,531,368
Other receivables- related parties:
Advances of travel and other business expenses to executive directors who are also shareholders(1)	691,242	5,840,380

Total	31,701,412	111,371,748

Accounts payables due to a related party(2)
Accounts payable due to a subsidiary of ReneSola	35,887,845	30,045,245
Other payables due to a related party(2)
Travelling reimbursements payable to executive directors who are also shareholders	—	109,531
Other payables to Jiangxi Desun (Desun, an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest) for leasing of land and buildings	1,094,047	2,161,345

Total	36,981,892	32,316,121

Note: (1) Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

   (2) Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

For the years ended December 31, 2011 and 2012, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB32.6 million and RMB201.4 million (US$32.3 million), respectively.

For the transactions with Renesolar during 2012, these sales and purchases transactions were conducted simultaneously and there was direct linkage between any one or group of buy transactions with any one or group of sell transactions. There was also a correlation between the value of raw materials received and the value of finished goods delivered pursuant to the contractual arrangement. These buy and sell transactions with the same counterparty were recognized on a net basis and were presented separately as sales in our consolidated financial statements.

For the transactions with Renesolar during 2011, we entered into raw materials purchase transactions and finished goods sales transactions with the subsidiaries of Renesolar. Each of these sales and purchases transactions with the same counterparty is not legally contingent upon each other. These sales and purchases transactions were not conducted simultaneously and there was no direct linkage between any one or group of buy transactions with any one or group of sell transactions. Each buy or sell transaction was separately documented, transacted at the fair market value prevailing at that time and gross-cash settled. These buy and sell transactions with the same counterparty were recognized at gross basis and presented separately as sales and cost of goods sold in the our consolidated financial statements.

For the years ended December 31, 2011 and 2012, raw materials purchased from a subsidiary of ReneSola amounted to RMB44.5 million and RMB nil, respectively.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Company on July 28, 2008 and became our related party. For the years ended December 31, 2010, 2011 and 2012, Desun charged Jiangxi Jinko RMB1.1 million, RMB1.1 million and RMB1.1 million (US$0.2 million) in rent, respectively.

During the years ended December 31, 2011 and 2012, Our founders, including Xiande Li, our chairman, Kangping Chen, our chief executive officer, and Xianhua Li, our vice president, provided guarantees for several of our short-term and long-term bank borrowings. As of December 31, 2011 and 2012, the balances of short-term borrowings guaranteed by the founders were RMB244.0 million and RMB508.3 million (US$81.6 million), respectively, and the balances of long-term borrowings guaranteed by the founders were RMB80.0 million and nil, respectively .

During the year ended December 31, 2012, Desun pledged its land use rights and buildings as collateral for our short-term bank borrowing of RMB17.0 million (US$2.7 million).

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

Legal and Administrative Proceedings

On October 19, 2011, the Coalition for American Solar Manufacturing (the “CASM”), which is made up of seven solar power product manufacturers in the United States and led by SolarWorld Industries America Inc., filed a broad trade case at the United States Commerce Department (the “U.S. Commerce Department”) against the Chinese solar industry, accusing it of using billions of dollars in government subsidies to help gain sales in the U.S. market and seeking tariffs of more than 100% of the wholesale price of solar panels from China (the “Filing”). JinkoSolar is on the list of the solar companies subject to investigation by the U.S. Commerce Department. On November 9, 2011, the U.S. Commerce Department announced that it launched an anti-dumping and countervailing duty investigation into the alleged unfair practices by the PRC government in support of its domestic solar photovoltaic industry, in response to the Filing brought by CASM (the “Investigation”). We filed our response to the Investigation with the U.S. Commerce Department on November 29, 2011. Subsequently, we duly filed the separate rate application with U.S. Commerce Department on January 19, 2012. In March 2012, the U.S. Commerce Department announced a preliminary decision to impose countervailing duties. In the second half of 2012, the United States Department of Commerce imposed tariffs on a number of China-based solar panels, including anti-dumping duties of 25.96% and countervailing duties of 15.24% on our crystalline silicon photovoltaic cells, whether or not assembled into modules from the People's Republic of China. The United States International Trade Commission determined that imports of crystalline silicon photovoltaic cells and modules from China “materially injure” a U.S. industry, but the USITC did not make an affirmative determination regarding critical circumstances. As a result, we face an anti-dumping duty at 15.42% and a counter-veiling duty at 15.24% for the cells and modules imported into the United States after the respective date of the preliminary determinations by the Department of Commerce. Our sales in U.S. may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially and adversely affect our business, financial condition and results of operations. We have made provision of RMB9.1 million (US$1.5 million) for preliminary U.S. countervailing and anti-dumping duties in 2012.

On October 11, 2011, JinkoSolar was named as a defendant in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.) (the “U.S. Securities Action”). In addition to JinkoSolar, the complaint also named as defendants Xiande Li, Kangping Chen, Xianhua Li, Wing Koen Siew, Haitao Jin, Zibin Li, Stephen Markscheid, Longgen Zhang (the “Individual Defendants”), and the underwriters of our initial public offering in May 2010. The plaintiff in the U.S. Securities Action sought to represent a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 21, 2011, inclusive. The plaintiff alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Exchange Act by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. The complaint sought, among other things, certification of the putative class, unspecified compensatory damages (including interest), and costs and expenses incurred in the action. On March 19, 2012, the court entered an order appointing lead plaintiffs in the U.S. Securities Action. On June 1, 2012, the court-appointed lead plaintiffs filed an amended complaint (the “Amended Complaint”) asserting similar allegations and the same causes of action as in the original complaint and naming one additional underwriter as a defendant. On August 1, 2012, JinkoSolar filed a motion to dismiss the Amended Complaint, as did Stephen Markscheid, who was the only Individual Defendant to have been served in the action. On the same date, the underwriter defendants filed a joinder to JinkoSolar’s motion to dismiss. On January 22, 2013, the court issued a Memorandum and Order granting JinkoSolar’s and Stephen Markscheid’s motions to dismiss in their entirety and dismissing the Amended Complaint as against all defendants. The Court entered judgment in favor of defendants on the same date. On February 19, 2013, lead plaintiffs filed a notice of appeal with respect to the court’s January 22, 2013 Memorandum and Order and Judgment. Lead plaintiffs’ appeal is currently pending in the United States Court of Appeals for the Second Circuit. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

On December 20, 2010, Zhejiang Global Photovoltaic Technology Co., Ltd., or Zhejiang Global, one of our customers, filed an action in Shaoxing People’s Court, Zhejiang Province against Zhejiang Jinko for the late delivery of products and claimed late charges of RMB14 million and the return of advances paid by Zhejiang Global to Zhejiang Jinko of RMB5 million. On April 20, 2011, Shaoxing People’s Court ruled in favor of Zhejiang Global that Zhejiang Jinko must pay the late charge of RMB12 million and return the advances of RMB4.8 million to Zhejiang Global. On May 30, 2011, Zhejiang Jinko filed an appeal to the Shaoxing Intermediate People’s Court, Zhejiang Province. On December 15, 2011, Shaoxing Intermediate People’s Court upheld the judgment of the lower court. On February 9, 2012, Zhejiang Jinko made a payment of RMB17.2 million (US$2.8 million) as damages to Zhejiang Global in compliance with the court judgment.

On March 9, 2011, Jiangsu Yangsheng Energy Technology Co., Ltd., or Jiangsu Yangsheng, one of our customers, filed an action in Haining People’s Court, Zhejiang Province against Zhejiang Jinko for the return of prepayment of RMB8 million and the accrued interest of RMB74,667 due to the delayed return of prepayment. The case was subsequently referred to the Jiaxing Intermediate People’s Court. On February 20, 2012, Jiaxing Intermediate People’s Court ruled in favor of Zhejiang Jinko for lack of contractual relationship between Jiangsu Yansheng and Zhejiang Jinko. On March 6, 2012, Jiangsu Yangsheng filed an appeal to Zhejiang High People’s Court, Zhejiang Province. On July 10, 2012, Zhejiang High People’s Court upheld the judgment of the lower court.

In November 2011, we sued Henan Zhaoge New Energy Company (“Zhaoge”), a polysilicon supplier with which we had entered into a strategic cooperation agreement for our purchase of silicon. We sought to recover RMB7.0 million, a portion of the prepayment that we made to Zhaoge for our purchase. Zhaoge initiated a countersuit against us. In June 2012, we settled the case with Zhaoge, who agreed to provide us with 10 tonnes of silicon and RMB1.0 million. We made provisions for RMB4.03 million for the loss of the balance of our prepayment.

In October 2011, we sued Cixi Boneng Photovoltaic Electronic Technology Co., Ltd. (“Boneng”), one of our suppliers, for a breach of contract for damages of RMB29.0 million. In February 2012, Boneng countersued us seeking to recover RMB24.4 million of outstanding payments under the supply contract. In July 2012, we settled the cases and made a settlement payment of RMB6 million to Boneng and recorded the reversal of the remaining accrual of RMB17.4 million as income.

In July 2008, we entered into a long-term supply agreement with Wuxi Zhongcai, a producer of virgin polysilicon materials. We provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, we sued Wuxi Zhongcai in Shangrao City Intermediate People's Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to us by an affiliate of Wuxi Zhongcai. In January 2013, we notified Wuxi Zhongcai to terminate our long-term supply agreement. In February 2013, Wuxi Zhongcai sued us in Shanghai Pudong New Area People's Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments. We considered the recovery of the RMB93.2 million unlikely as a result of the polysilicon market conditions, the mutually alleged claims and the adverse developments in the operations of Wuxi Zhongcai and recorded provisions of RMB93.2 million for the balance of our prepayment to Wuxi Zhongcai. As of the date of this report, these suits are still pending. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

In March 2012, COGIP S.p.A., or COGIP, one of our customers, initiated arbitration proceedings in the Chinese European Arbitration Centre for approximately EUR20.4 million for damages allegedly relating to the late delivery of modules and defects in our products. We responded to the arbitration summons on April 18, 2012 and raised a counterclaim for the outstanding portion of the purchase price of EUR23,310,000.00 plus liquidated damages of 0.5% of this amount per week since March 6, 2012. As of December 31, 2012, we made provision of RMB 126 million for currents receivables outstanding from COGIP. On April 24, 2013, we reached a settlement agreement with COGIP, pursuant to which COGIP agreed to pay EUR14 million to us in three installments to settle all claims.

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

Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. A foreign invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. Offering and Listing Details

Our ADSs, each representing four of our ordinary shares, have been listed on the NYSE since May 14, 2010. Our ADSs trade under the symbol “JKS.” For the period from May 14, 2010 to December 31, 2012, the trading price of our ADSs on the NYSE has ranged from US$2.01 to US$41.75 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Price per ADS
	High	Low
	(US$)
Annual highs and lows
2010 (from May 14, 2010)	41.75	8.23
2011	32.21	4.55
2012	10.07	2.01
Quarterly highs and lows
First Quarter 2011	32.21	19.85
Second Quarter 2011	28.99	20.30
Third Quarter 2011	26.98	4.55
Fourth Quarter 2011	9.88	4.56
First Quarter 2012	10.20	4.95
Second Quarter 2012	6.09	3.06
Third Quarter 2012	3.96	2.00
Fourth Quarter 2012	7.14	3.18
Monthly highs and lows
October 2012	4.66	3.41
November 2012	4.57	3.18
December 2012	7.14	4.10
January 2013	7.90	6.30
February 2013	10.07	7.41
March 2013	8.25	4.57
April (through April 19, 2013)	7.51	3.96

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

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation— Foreign Currency Exchange” and “— Dividend Distribution.”

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

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that either holds the ADSs (and recognizes gains on a mark-to-market basis for accounting purposes) or resells the ADSs. This summary does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. This summary is based on the tax laws of Hong Kong as in effect on the date of this annual report.

Under the current laws of Hong Kong:

•	No profits tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.

•	Revenue gains from the sale of ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at the rate of 15% on individuals and unincorporated businesses.

•	Gains arising from the sale of ADSs, where the purchases and sales of ADSs are effected outside of Hong Kong (e.g., on the New York Stock Exchange), should not be subject to Hong Kong profits tax.

•	According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

•	No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People’s Republic of China Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Tax”.

U.S. Federal Income Taxation

Introduction

The following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities, brokers, U.S. expatriates, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more (by voting power) of our stock). If a partnership holds ordinary shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ordinary shares or ADSs should consult its own tax advisor regarding the U.S. tax consequences of its investment in the ordinary shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of the ordinary shares or ADSs, for U.S. federal income tax purposes, that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source thereof, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

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

Certain dividends received by non-corporate U.S. Holders, including individuals, generally will be subject to reduces rates of taxation. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradeable on an established securities market in the United States. We should be a qualified foreign corporation because our ADSs are listed on the NYSE. Accordingly, subject to the conditions described above and the discussions below under “— Passive Foreign Investment Company,” dividends paid by us generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, which the Secretary of the United States Treasury has determined is satisfactory for purposes of the reduced rate and which includes an exchange of information program. The Secretary of the United States Treasury has determined that the United States income tax treaty with China satisfies these requirements. In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to a maximum income tax rate of 15% (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs, and, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. In certain circumstances, however, if U.S. Holders have held the ADSs or ordinary shares for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a U.S. foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ADSs or ordinary shares. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular circumstance.

A distribution of additional ordinary shares or ADSs to U.S. Holders with respect to their ordinary shares or ADSs that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “— Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, a U.S. Holder may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2012 taxable year and we do not currently intend or anticipate becoming a PFIC for our 2013 taxable year or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

If we are a PFIC in any year during which a U.S. Holder owns the ordinary shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon i) distributions received by the U.S. Holder on our ordinary shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder during the shorter of the preceding three years or the US Holder’s holding period for the ordinary shares or ADSs, or (ii) upon a sale or other disposition of the ordinary shares or ADSs at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the ordinary shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ADSs or ordinary shares at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ADSs or ordinary shares will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because our ADSs are listed on the NYSE, but it is unclear whether our ordinary shares would be so treated.

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

If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return containing such information as the Secretary of the United States Treasury may require. The reduced tax rate for dividend income, as discussed above under “Dividends” is not applicable to a dividend paid by us if we are a PFIC for either the year the dividend is paid or the preceding year.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their ordinary shares or ADSs may be subject to information reporting to the Internal Revenue Service and, possibly, to U.S. federal backup withholding. Certain exempt recipients are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification).

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

Certain U.S. Holders who are individuals, estates, or trusts are subject to a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, U.S. Holders who are individuals may be required to report information relating to an interest in our ordinary shares or ADSs, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these requirements on their ownership and disposition of ADSs or ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Number 333-164432 and File Number 333-170146). We also filed with the SEC a related registration statement on Form F-6 (File Number 333-164523) with respect to the ADSs. We also filed with the SEC registration statements on Form S-8 (File Number 333-170693) with respect to our securities to be issued under our 2009 Long Term Incentive Plan on December 19, 2010 and April 18, 2012.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi and our costs and capital expenditures are also largely denominated in Renminbi. Our export sales are generally denominated in U.S. dollars and Euros, and we also incur expenses in foreign currencies, including U.S. dollars, Japanese Yen and Euros, in relation to the procurement of silicon materials, equipment and consumables such as crucibles. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies including Japanese Yen and Euro could expose us to foreign-exchange risk. In addition, as we expand our sales to major export markets, we expect our foreign-exchange exposures will increase.

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2012, our foreign exchange forward contracts had a total notional value of US$384.5 million and EUR21.1 million, AUD0.8 million. These contracts mature from one to 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a loss relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB9.0 million (US$1.5 million) in 2012. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign-exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. We incurred foreign-exchange loss of RMB36.5 million (US$5.9 million) in 2012 primarily due to the depreciation of the Euro against the RMB. We incurred foreign-exchange loss of RMB139.0 million in 2011, primarily due to the effect of the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables during such period. We incurred foreign-exchange loss of RMB10.1 million in 2010 primarily due to the effect of the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables during such period. .

The value of your investment in our ADSs will be primarily affected by the foreign-exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry— Fluctuations in exchange rates could adversely affect our results of operations.”

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31 2012, our total outstanding RMB-denominated short-term borrowings were RMB1,866.2 million (US$299.5 million) with a weighted average interest rate of 5.44% per annum and RMB-denominated long-term borrowing were RMB495.0 million (US$79.5 million) with a weighted average interest rate of 6.45%. In addition, as of December 31, 2012, we had outstanding short-term loans of RMB22.7 million denominated and payable in Euro with a weighted average interest rate of 3.97% per annum, and outstanding short-term loans of RMB28.7 million denominated and payable in U.S. dollars with a weighted average interest rate of 4.38% per annum. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.00%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A of the Securities Act. On July 11, 2011, we issued RMB-denominated notes in the principal amount of RMB400 million bearing an annual interest rate of 6.5% and maturing on July 11, 2012. On April 24, 2012, Jiangxi Jinko issued unsecured one-year short-term bonds with a principal amount of RMB300 million. The bonds bear a fixed annual interest rate of 6.3% and will mature on April 23, 2013. As of the date of this annual report, these bonds have been repaid. On January 29, 2013, Jiangxi Jinko issued six-year bonds with a principal amount of RMB800 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds upon Jiangxi Jinko's announcement of whether or not it decides to raise the interest rate, and by how much, at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360 million (approximately US$57.8 million) and a term of 15 years with China Development Bank. As of the date of this annual report, these notes are still outstanding.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	— Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
— Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS (or portion of each ADS)	— Any cash distribution to ADS registered holders

$ 1.50 per ADR or ADRs	— Transfer of ADRs

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	— Distribution or sale of securities to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.05 per ADSs per calendar year (or portion of each ADS)	— Depositary services

Registration or transfer fees	— Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	— Cable, telex and facsimile transmissions and deliveries (at the request of persons depositing or ADS registered holders delivering shares, ADRs and deposited securities)
— Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	— As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	— As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For the year ended December 31, 2012, the depositary paid us annual reimbursement of US$0.14 million for legal and investor relations expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2012. Based on such evaluation, our chief executive officer and chief financial officer concluded that, as of that date, our disclosure controls and procedures required by paragraph (b) of Rules 13a-15 or 15d-15 were not effective due to the material weaknesses described in “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management or our board of directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our chief executive officer and chief financial officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations  of the Treadway Commission. As of December 31, 2012, we had insufficient accounting personnel with appropriate US GAAP knowledge to evaluate and conclude on the accounting matters related to certain new transactions during 2012 in accordance with U.S. GAAP, which was evidenced by (i) the improper revenue recognition for the 5% to 10% payment withheld by purchasers as retainage under certain module sales contracts, (ii) the improper accounting treatment of project assets, and (iii) the improper classification of the loss relating to an onerous contract.  This control deficiency resulted in audit adjustments related to (i) revenue recognition for retainage and (ii) accounting for project assets to the Company’s consolidated financial statements as of and for the year ended December 31, 2012.  We have concluded that the impact of (iii) on our consolidated financial statements as of and for the year ended December 31, 2012 was immaterial.  Additionally, this control deficiency could result in misstatements of the aforementioned accounts and disclosures that would result in a material misstatement of the consolidated financial statements that would not be prevented or detected on a timely basis. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

Based on our assessment, and because of the material weakness described above, we have concluded that our internal control over financial reporting was not effective as of December 31, 2012.

Remediation Plan

We have undertaken or are in the process of undertaking measures to address the material weakness identified above. We will more actively recruit qualified individuals with experience with U.S. GAAP and SEC reporting to support and improve our financial reporting department. We will also conduct intensive training programs on U.S. GAAP and SEC reporting for our internal financial personnel.

Changes in Internal Control over Financial Reporting

Other than the material weakness as discussed in the above “Management’s Report on Internal Control over Financial Reporting,” there were no adverse changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In response to the material weakness described in “Management’s Report on Internal Controls over Financial Reporting” for the year ended December 31, 2012, we have taken and/or plan to take the following actions:

•	actively recruit qualified individuals with experience with U.S. GAAP and SEC reporting to support and improve our financial reporting department;

•	conduct continuous training programs on U.S. GAAP and SEC reporting for our internal financial personnel.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Steven Markscheid, an independent director, is our audit committee financial expert. Mr. Steven Markscheid satisfies the independent requirements of Section 303A of the Corporate Governance Roles of the NYSE and Rule 60A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

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

	2011	2012
	(RMB in thousands)
Audit fees	4,464	7,684
Audit-related fees	678	-
Tax fees	1,954	-
Total	7,096	7,684

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audits of our annual financial statements and the effectiveness of internal control over financial reporting as of December 31, 2012 and the review of our interim financial statements.
(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the assurance and related services, which mainly included the assurance services rendered in connection with our initial public offering and the additional offering in 2010.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advice and tax planning.

In addition, in 2012 we also paid Ernst & Young Hua Ming LLP, our former independent registered public accounting firm, approximately RMB2.66 million in audit fees and RMB97,000 in audit-related fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services that are approved by the Audit Committee prior to the completion of the audit. All fees listed above were pre-approved by our audit committee.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)	Termination of PwC and Appointment of EY as Our Independent Registered Public Accounting Firm for the Year Ended December 31, 2012

(1)	On May 10, 2012, we announced the dismissal of our previous independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited (“PwC”). The decision to change auditors was unanimously approved by all of our directors, including all members of our Audit Committee, on April 29, 2012. The dismissal of PwC became effective on April 29, 2012.

The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2010 and 2011 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2010 and 2011 and through April 29, 2012, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its reports on the consolidated financial statements for such fiscal years then ended. During the fiscal years ended December 31, 2010 and 2011 and through April 29, 2012, there were also no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F, except that as of December 31, 2010 we did not maintain effective internal control over financial reporting due to the material weaknesses identified, including: (1) the lack of resources with appropriate accounting knowledge and experience to prepare and review financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and (2) inadequate review procedures, including appropriate levels of review in the design of period end reporting process that are consistently applied across our entities, to identify inappropriate accounting treatment of transactions. As of December 31, 2011, our management determined that applicable controls were effectively designed and operated so as to enable our management to conclude that the previously identified material weaknesses had been remediated and our internal control over financial reporting was effective.

We provided PwC with a copy of the disclosures under Item 16F(a)(1) as included herein and requested that PwC furnish us with a letter addressed to the SEC stating whether or not PwC agrees with the statements in response to this Item 16F(a)(1). A copy of the letter dated April 30, 2013, furnished by PwC in response to that request was furnished as Exhibit 15.1 to this Form 20-F.

(2)	On May 10, 2012, we announced the appointment of Ernst & Young Hua Ming LLP (“EY”) as our independent registered public accounting firm for the year ended December 31, 2012. The appointment was effective on May 30, 2012. During the fiscal years ended December 31, 2010 and 2011 and through April 29, 2012, neither we nor anyone on our behalf consulted EY with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that EY concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with PwC (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

(b)	Resignation of EY at Our Request and Reappointment of PwC as Our Independent Registered Public Accounting Firm for the Year Ended December 31, 2012

(1)	On February 1, 2013, we announced that we had requested the resignation of EY as our independent registered public accounting firm and had received EY’s resignation. Pursuant to our articles of association, the decision to change auditors was unanimously approved by all of our directors, including all members of our Audit Committee, on February 1, 2013. The resignation of EY became effective on February 1, 2013.

During EY’s term of engagement from May 30, 2012 to February 1, 2013, EY did not issue any reports on the Company’s consolidated financial statements.

During EY’s term of engagement from May 30, 2012 to February 1, 2013, there were no disagreements with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in connection with its report.

Upon its resignation, EY advised the Company of a matter that it believed constituted a reportable event, as defined in Item 16F of Form 20-F. In July 2012, the Company received a subpoena captioned “In the Matter of Riemann Investment Holdings Ltd.” from the Division of Enforcement (the “Division”) of the U.S. Securities and Exchange Commission (“SEC”) requesting documents from the Company as part of an investigation conducted by the Division. The letter from the SEC to JinkoSolar states that “[t]he investigation and subpoena do not mean that we have concluded that you or anyone else has broken the law. Also, the investigation does not mean that we have a negative opinion of any person, entity or security.” In response to the subpoena, the Company produced documents to the Division in December 2012. As of the date of EY’s resignation, the Division had not completed its investigation. The Company authorized EY to respond fully to the inquiries of PwC concerning the reportable event.

JinkoSolar never had any business relationship with Riemann Investment Holdings Ltd., which is believed to have had, at some point in time, a business relationship with an outside investor of JinkoSolar.

We provided EY with a copy of the disclosures under Item 16F(a) as included herein and requested that EY furnish us with a letter addressed to the SEC stating whether or not EY agrees with the statements in response to this Item 16F(a). A copy of the letter dated April 30, 2013, furnished by EY in response to that request was furnished as Exhibit 15.2 to this Form 20-F.

(2)	On February 1, 2013, we reappointed PwC as our independent registered public accounting firm for the fiscal year ended December 31, 2012. The reappointment became effective on February 1, 2013. During the years ended December 31, 2010 and 2011 and through April 29, 2012, PwC was our independent registered public accounting firm, and it performed audit work and issued audit reports on our consolidated financial statements for the years ended December 31, 2010 and 2011. The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2010 and 2011 did not contain an adverse opinion or a disclaimer of an opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from April 29, 2012 through February 1, 2013, neither we nor anyone on our behalf consulted PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with EY (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F (a)(1)(v) of Form 20-F).

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

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice

Board of Directors	NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement.	Our directors may attend all of our board meetings.

	NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement.	We have not adopted any such method.

Audit Committee	If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement.	Our board of directors have not made any such determination.

Compensation Committee	NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement.	We have a compensation committee that consists of two independent directors and one executive director.

	NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement.	Our compensation committee has not produced any such report.

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our corporate governance and nominating committee consists of two independent directors and one executive director.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 9, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.1	2009 Long Term Incentive Plan, amended and restated as of January 25, 2010 and September 28, 2011

4.2	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.3	Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.5		English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.6		English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.7		English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.8		Form of Executive Employment Agreement of Chief Strategy Officer (currently titled Chief Marketing Officer) (incorporated by reference to Exhibit 10.60 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on April 23, 2010)

8.1	*	Subsidiaries of the registrant

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Letter of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, dated April 30, 2013, regarding change in independent registered public accounting firm

15.2	*	Letter of Ernst & Young Hua Ming LLP, dated April 30, 2013, regarding change in independent registered public accounting firm

15.3	*	Consent of Independent Registered Accounting Firm

101.1	**	The following financial information from JinkoSolar Holding Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL):(i) Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012, (ii) Consolidated Balance Sheets as of December 31, 2011 and 2012, (iii) Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Loss for the years ended December 31, 2010, 2011 and 2012, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012, and (v) Notes to the Consolidated Financial Statements for the years ended December 31, 2010, 2011 and 2012.

*	Filed with this annual report on Form 20-F
**	As permitted by Rule 405(a)(2) of Regulation S-T, this exhibit will be filed by an amendment to this Form 20-F within 30 days from the date of this filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

	By:	/s/ Kangping Chen
Name: Kangping Chen
Title: Director and Chief Executive Officer
Date: April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income (loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of JinkoSolar Holding Co., Ltd. (“the Company”) and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Shanghai, the People’s Republic of China

April 30, 2013

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

		For the year ended December 31,
	Notes	2010	2011	2012	2012
		RMB	RMB	RMB	USD (Note 2(al))
Revenues from third parties		4,654,854,723	7,352,363,495	4,593,412,818	737,293,594
Revenues from related parties		—	32,587,949	201,355,631	32,319,807
Total revenues		4,654,854,723	7,384,951,444	4,794,768,449	769,613,401
Cost of revenues		(3,297,468,914)	(6,235,100,290)	(4,562,531,334)	(732,336,774)
Gross profit		1,357,385,809	1,149,851,154	232,237,115	37,276,627
Operating expenses:
Selling and marketing		(169,822,118)	(338,381,885)	(343,407,116)	(55,120,643)
General and administrative		(160,649,128)	(419,291,812)	(760,807,250)	(122,117,984)
Research and development		(31,616,200)	(29,992,990)	(68,960,214)	(11,068,878)
Impairment of long-lived assets		(5,376,071)	—	(65,476,299)	(10,509,671)
Provision for advance to suppliers		—	(652,937)	(227,073,440)	(36,447,800)
Goodwill impairment		—	(45,645,832)	—	—
Total operating expenses		(367,463,517)	(833,965,456)	(1,465,724,319)	(235,264,976)
Income/(loss) from operations		989,922,292	315,885,698	(1,233,487,204)	(197,988,349)
Interest expenses, net		(64,268,374)	(182,502,237)	(221,719,806)	(35,588,483)
Convertible senior notes issuance costs		—	(30,154,071)	—	—
Subsidy income		15,696,641	25,553,802	40,902,610	6,565,322
Investment gain		60,058	—	—	—
Exchange loss		(10,143,414)	(138,994,253)	(36,472,691)	(5,854,270)
Other (expenses)/income , net		(1,357,861)	28,257,089	4,263,521	684,343
Change in fair value of forward contracts		98,039,341	36,604,889	(9,043,079)	(1,451,514)
Change in fair value of embedded derivatives		54,938	—	—	—
Change in fair value of convertible senior notes and capped call options		—	299,747,707	(97,160,726)	(15,595,372)
Income/(loss) before income taxes		1,028,003,621	354,398,624	(1,552,717,375)	(249,228,323)
Income tax (expense)/benefit		(146,130,394)	(81,072,742)	8,917,648	1,431,381
Equity in losses of affiliated companies		—	—	(16,291)	(2,615)
Net income/(loss)		881,873,227	273,325,882	(1,543,816,018)	(247,799,557)
Add: Net loss attributable to the non-controlling interests		—	16,937	1,393,950	223,744
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.		881,873,227	273,342,819	(1,542,422,068)	(247,575,813)
Series A Redeemable Convertible Preferred Shares accretion		(13,433,242)	—	—	—
Series B Redeemable Convertible Preferred Shares accretion		(17,479,734)	—	—	—
Deemed dividend to a preferred shareholder		—	—	—	—
Allocation to preferred shareholders		(15,156,606)	—	—	—
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders		835,803,645	273,342,819	(1,542,422,068)	(247,575,813)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic		11.16	2.91	(17.38)	(2.79)
Diluted		10.92	(1.23)	(17.38)	(2.79)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic		44.64	11.64	(69.52)	(11.16)
Diluted		43.69	(4.92)	(69.52)	(11.16)

Weighted average ordinary shares outstanding:
Basic		74,896,543	93,966,535	88,752,706	88,752,706
Diluted		80,748,080	102,686,971	88,752,706	88,752,706

Each ADS represents four ordinary shares

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

		For the year ended December 31,
	Notes	2010	2011	2012	2012
		RMB	RMB	RMB	USD (Note 2(al))
Net income/(loss)		881,873,227	273,325,882	(1,543,816,018)	(247,799,557)
Other comprehensive income (loss):		—
Foreign currency translation adjustments		—	(134,611)	371,006	59,551
Comprehensive income/ (loss)		—	273,191,271	(1,543,445,012)	(247,740,006)
Less: comprehensive income (loss) attributable to non-controlling interests		—	(16,937)	(1,393,950)	(223,744)
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders		881,873,227	273,208,208	(1,542,051,062)	(247,516,262)

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012

	Note	December 31, 2011	December 31, 2012	December 31, 2012
		RMB	RMB	USD (Note 2(al))
ASSETS
Current assets:
Cash and cash equivalents		433,850,961	279,130,015	44,803,457
Restricted cash		146,175,458	140,760,763	22,593,660
Short-term investments		494,215,034	722,461,319	115,963,037
Accounts receivable, net—related parties		31,010,170	105,531,368	16,938,953
Accounts receivable, net—third parties		1,600,206,864	1,712,685,219	274,904,932
Notes receivable		17,279,630	1,423,773	228,531
Advances to suppliers, net—third parties		208,104,089	63,552,991	10,200,958
Inventories		798,075,329	527,962,378	84,743,805
Forward contract receivables		64,954,682	12,930,159	2,075,434
Other receivables—related parties		691,242	5,840,380	937,446
Prepayments and other current assets		813,910,281	413,330,793	66,344,167
Total current assets		4,608,473,740	3,985,609,158	639,734,380
Non-current assets:
Restricted cash		—	14,800,000	2,375,564
Project assets		272,504,672	536,391,099	86,096,708
Investments in affiliates		—	35,183,709	5,647,375
Property, plant and equipment, net		3,568,294,300	3,329,872,661	534,481,415
Land use rights, net		368,042,926	365,749,215	58,706,797
Intangible assets, net		3,656,392	6,373,598	1,023,033
Advances to suppliers to be utilized beyond one year		209,630,940	—	—
Capped call options		16,408,445	16,131,208	2,589,237
Other assets		129,387,926	82,209,673	13,195,562
Total assets		9,176,399,341	8,372,320,321	1,343,850,071
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable—a related party		35,887,845	30,045,245	4,822,594
Accounts payable—third parties		340,998,588	1,347,326,958	216,260,888
Notes payable		909, 830,626	1,149,136,512	184,449,128
Accrued payroll and welfare expenses		176,647,819	206,425,079	33,133,510
Advances from third party customers		85,523,982	121,031,162	19,426,841
Income tax payables		32,884,140	3,275	526
Other payables and accruals		813,027,659	817,393,146	131,200,647
Other payables due to a related party		1,094,047	2,270,876	364,501
Forward contract payables		5,524,497	5,490,630	881,307
Bonds payable and accrued interests		1,039,635,333	313,689,778	50,350,681
Short-term borrowings from third parties, including current portion of long-term bank borrowings		2,200,032,066	2,245,630,796	360,448,596
Guarantee liabilities		1,500,000	—	—
Total current liabilities		5,642,586,602	6,238,443,457	1,001,339,219
Non-current liabilities:
Long-term borrowings		155,500,000	167,000,000	26,805,348
Long-term payables		—	145,515	23,357
Accrued warranty costs – non-current		85,361,926	109,338,274	17,550,003
Convertible senior notes		387,777,235	483,581,668	77,620,210
Total liabilities		6,271,225,763	6,998,508,914	1,123,338,137

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

AS OF DECEMBER 31, 2011 AND 2012

	Note	December 31, 2011	December 31, 2012	December 31, 2012
		RMB	RMB	USD (Note 2(al))
Commitments and contingencies
Shareholders' Equity
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 89,435,058 and 88,758,778 shares issued and outstanding as of December 31, 2011 and 2012, respectively)		13,200	13,202	2,119
Additional paid-in capital		1,507,224,827	1,524,728,796	244,735,846
Statutory reserves		178,984,364	179,041,258	28,738,103
Accumulated other comprehensive (loss)/income		(134,611)	236,395	37,944
Treasury stock, at cost; 1,028,920 and 1,723,200 shares of ordinary shares as of December 31, 2011 and 2012, respectively		(8,354,423)	(13,875,553)	(2,227,180)
Retained earnings/(accumulated losses)		1,217,457,158	(325,021,804)	(52,169,597)
Total JinkoSolar Holding Co., Ltd. shareholders' equity		2,895,190,515	1,365,122,294	219,117,235
Non-controlling interests		9,983,063	8,689,113	1,394,699
Total Shareholders’ Equity		2,905,173,578	1,373,811,407	220,511,934
Total liabilities and shareholders' equity		9,176,399,341	8,372,320,321	1,343,850,071

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

		Ordinary Shares				JinkoSolar Holding Co., Ltd shareholders' equity
	Notes	Number of shares	Par value	Additional paid in capital	Statutory reserves	Accumulated other comprehensive income (loss)	Treasury stock	Retained earnings	Non-controlling interests	Total shareholders’ equity
			RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010		50,731,450	7,809	193,929,492	38,434,698	—	—	233,703,754	—	466,075,753
Series A Redeemable Convertible Preferred Shares accretion		—	—	—	—	—	—	(13,433,242)	—	(13,433,242)
Series B Redeemable Convertible Preferred Shares accretion		—	—	—	—	—	—	(17,479,734)	—	(17,479,734)
Share-based compensation		—	—	24,128,751	—	—	—	—	—	24,128,751
Issuance of shares upon initial public offerings		23,340,000	3,187	368,561,458	—	—	—	—	—	368,564,645
Conversion of Series A Redeemable Convertible Preferred Shares	19	5,375,150	734	202,490,448	—	—	—	—	—	202,491,182
Conversion of Series B Redeemable Convertible Preferred Shares	19	7,481,250	1,022	305,182,543	—	—	—	—	—	305,183,565
Issuance of shares in secondary offerings		8,000,000	1,060	445,720,579	—	—	—	—	—	445,721,639
Exercise of share options		150,392	20	2,076,070	—	—	—	—	—	2,076,090
Net income attributable to JinkoSolar Holding Co., Ltd.		—	—	—	—	—	—	881,873,227	—	881,873,227
Appropriation to statutory reserves		—	—	—	126,152,136	—	—	(126,152,136)	—	—
Balance as of December 31, 2010		95,078,242	13,832	1,542,089,341	164,586,834	—	—	958,511,869	—	2,665,201,876
Capital contribution from non-controlling interests holder		—	—	—	—	—	—	—	10,000,000	10,000,000
Share-based compensation		—	—	9,879,124	—	—	—	—	—	9,879,124
Repurchase of shares of the Company		(5,919,320)	(668)	(48,502,683)	—	—	(8,354,423)	—	—	(56,857,774)
Net income/(loss)attributable to JinkoSolar Holding Co., Ltd.		—	—	—	—	—	—	273,342,819	(16,937)	273,325,882
Foreign currency translation adjustments		—	—	—	—	(134,611)	—	—	—	(134,611)
Exercise of share options		276,136	36	3,759,045	—	—	—	—	—	3,759,081
Appropriation to statutory reserves		—	—	—	14,397,530	—	—	(14,397,530)	—	—
Balance as of December 31, 2011		89,435,058	13,200	1,507,224,827	178,984,364	(134,611)	(8,354,423)	1,217,457,158	9,983,063	2,905,173,578
Capital contribution from non-controlling interests holder		—	—	—	—	—	—	—	100,000	100,000
Share-based compensation		—	—	17,343,110	—	—	—	—	—	17,343,110
Repurchase of shares of the Company		(694,280)	—	—	—	—	(5,521,130)	—	—	(5,521,130)
Net loss attributable to JinkoSolar Holding Co., Ltd.		—	—	—	—	—	—	(1,542,422,068)	(1,393,950)	(1,543,816,018)
Foreign currency translation adjustments		—	—	—	—	371,006	—	—	—	371,006
Exercise of share options		18,000	2	160,859	—	—	—	—	—	160,861
Appropriation to statutory reserves		—	—	—	56,894	—	—	(56,894)	—	—
Balance as of December 31, 2012		88,758,778	13,202	1,524,728,796	179,041,258	236,395	(13,875,553)	(325,021,804)	8,689,113	1,373,811,407
Balance as of December 31, 2012 USD (Note 2(al))		88,758,778	2,119	244,735,846	28,738,103	37,944	(2,227,180)	(52,169,597)	1,394,699	220,511,934

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD (Note 2(aj))
Cash flows from operating activities:
Net income/(loss)	881,873,227	273,325,882	(1,543,816,018)	(247,799,557)
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Change in fair value of embedded derivatives	(54,938)	—
Change in fair value of forward contracts	(83,807,971)	24,377,786	51,990,656	8,345,076
Change in fair value of convertible senior notes	—	(398,030,217)	96,851,674	15,545,766
Change in fair value of capped call options	—	98,282,510	309,052	49,606
Share-based compensation charge	24,128,751	9,879,124	17,343,110	2,783,761
Deferred income taxes	8,110,198	4,209,187	(518,086)	(83,159)
Depreciation of property, plant and equipment	96,751,960	263,846,113	323,152,636	51,869,574
Depreciation of project assets	—	—	5,141,460	825,261
Amortization of land use rights	4,075,087	5,558,122	6,546,151	1,050,730
Amortization of intangible assets	58,219	223,926	764,312	122,681
Amortization of deferred financing cost	500,000	500,000	250,000	40,128
Inventories provision	29,602,473	201,662,101	332,337,477	53,343,843
Provision for allowance of doubtful accounts	8,343,659	179,391,417	493,925,280	79,280,473
Provision for other receivable	1,500,000	—
Provision for advance to suppliers	—	652,937	227,073,440	36,447,800
Write off of prepayment for property, plant and equipment	—	—	44,193,769	7,093,589
Impairment of long-lived assets	5,376,071		65,476,299	10,509,671
Loss on disposal of property, plant and equipment	1,739,587	2,488,103	5,061,124	812,366
Goodwill impairment	—	45,645,832	—	—
Investment gain	(60,058)	—	—	—
Equity in losses of affiliated companies	—	—	16,291	2,615
Contingent liability	10,000,000	—
Exchange loss	10,143,414	138,994,253	36,472,691	5,854,271
Changes in operating assets and liabilities:
Increase in accounts receivable	(373,984,543)	(1,340,304,800)	(897,969,098)	(144,133,977)
Decrease/(increase) in notes receivable	13,301,730	(17,279,630)	15,855,857	2,545,041
Decrease/(increase) in advances to suppliers	(252,439,360)	150,636,168	122,844,275	19,717,866
Increase in inventories	(603,924,606)	(180,222,899)	(62,224,526)	(9,987,725)
Increase in other receivables from related parties	(399,444)	(291,798)	(5,149,138)	(826,494)
(Increase)/decrease in prepayments and other current assets	(282,504,242)	(426,961,717)	395,021,362	63,405,300
Decrease/(increase) in other assets	5,236,700	(31,341,556)	(57,573,276)	(9,241,148)
Increase in accounts payable	282,452,726	25,056,512	991,337,723	159,120,676
Increase in accrued payroll and welfare expenses	61,864,602	79,793,458	29,738,283	4,773,324
Increase/(decrease) in advances from third party customers	128,400,891	(77,627,705)	(9,826,997)	(1,577,342)
Increase/(decrease) in income tax payables	92,200,131	(59,315,991)	(32,880,865)	(5,277,743)
Decrease in guarantee liabilities	—	—	(1,500,000)	(240,767)
Increase in other payables and accruals	161,928,786	260,642,981	66,006,025	10,594,698
Net cash provided by/(used in) operating activities	230,413,050	(766,209,901)	716,250,943	114,966,204

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

	For the year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD (Note 2(aj))
Cash flows from investing activities:
(Increase)/Decrease in restricted cash	(222,538,376)	159,941,605	(35,248,372)	(5,657,754)
Purchase of property, plant and equipment	(1,307,932,241)	(1,780,218,312)	(121,324,977)	(19,474,002)
Purchase of land use rights	(37,556,165)	(115,987,700)	(7,200)	(1,156)
Purchase of intangible assets	(730,196)	(2,929,210)	(3,481,518)	(558,822)
Cash paid for short-term investments	—	(459,509,189)	(1,391,451,906)	(223,343,429)
Proceeds from redemption of short-term investments	15,816,513	—	1,163,205,621	186,707,376
Net cash paid for acquisition of subsidiaries	—	—	(5,584,599)	(896,390)
Cash paid for investments in affiliates	—	—	(35,200,000)	(5,649,990)
Proceeds from disposal of property, plant and equipment	395,250	230,323	45,166,512	7,249,725
Cash paid for construction of project assets	—	(235,198,641)	(116,845,750)	(18,755,036)
Net cash used in investing activities	(1,552,545,215)	(2,433,671,124)	(500,772,189)	(80,379,478)
Cash flows from financing activities:
Net proceeds from public offering of ordinary shares	814,286,284	—	—	—
Proceeds from exercise of share options	2,076,090	3,759,081	—	—
Net proceeds from issuance of convertible senior notes	—	812,525,000	—	—
Repurchase of convertible senior notes	—	(5,222,773)	—	—
Proceeds from issuance of bonds	—	1,000,000,000	300,000,000	48,153,320
Repayment of bonds	—	—	(1,000,000,000)	(160,511,067)
Repurchase of common stock	—	(56,857,774)	—	—
Prepayment for share repurchase	—	(31,924,842)	—	—
Cash paid for capped call options	—	(117,003,600)	—	—
Capital contributions by non-controlling interests holder	—	10,000,000	100,000	16,051
Cash paid for capital lease	(3,692,176)	—	—	—
Borrowings from third parties	2,471,127,222	5,971,912,049	3,664,587,785	588,206,896
Repayment of borrowings to third parties	(1,955,434,977)	(4,915,672,032)	(3,600,565,060)	(577,930,540)
(Increase)/decrease in cash restricted for notes payable (Note 2(g))	(121,424,144)	110,672,659	25,863,067	4,151,308
Increase in notes payable (Note 2(g))	489,878,911	338,308,472	239,305,886	38,411,243
Net cash provided by/(used in) financing activities	1,696,817,210	3,120,496,240	(370,708,322)	(59,502,789)
Effect of foreign exchange rate changes on cash and cash equivalents	(5,959,840)	(7,969,056)	508,622	81,639
Net increase/(decrease) in cash and cash equivalent	368,725,205	(87,353,841)	(154,720,946)	(24,834,424)
Cash and cash equivalents, beginning of year	152,479,597	521,204,802	433,850,961	69,637,881
Cash and cash equivalents, end of year	521,204,802	433,850,961	279,130,015	44,803,457
Supplemental disclosure of cash flow information
Cash paid for income tax	59,968,864	140,611,920	26,447,159	4,245,062
Cash paid for interest expenses (net of amounts capitalized)	63,880,195	202,038,731	223,163,459	35,820,205
Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	268,668,526	274,599,278	253,431,693	40,678,592
Purchases of project assets included in other payables - net	—	37,306,301	184,623,149	29,634,059
Shares repurchase utilized prepayment made in prior year	—	—	5,521,130	886,202
Proceeds from exercise of share options received in subsequent year	—	—	160,861	25,820
Conversion of Redeemable Convertible Preferred Shares into ordinary shares upon the Company's IPO	507,674,747	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011AND 2012

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2012:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Technology Limited (“Paker”)	November 10, 2006	Hong Kong	100%

JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	September 30, 2009	PRC	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

Delingha Ruiqida Solar Power Co., Ltd ("Delingha Solar Power")	December 6, 2011	PRC	88.7%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Gansu Longchang Solar Power Co., Ltd. (“Longchang”)	April26, 2012	PRC	100%

Hainanzhou Zhongnan Solar Electricity Co., Ltd. (“Hainanzhou”)	July 30, 2012	PRC	100%

2.	PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, impairment of long-lived assets, the economic useful lives of property, plant and equipment and intangible assets, assumptions used in purchase price allocation, assumptions used to measure impairment of goodwill, property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, accounting for share-based compensation, fair value measurements, legal contingencies, and income taxes and related tax valuation allowance, and the assessment of going concern assumption as discussed below.

The Company has negative working capital at December 31, 2012. Management believes that the Company’s current cash position as of December 31, 2012, the cash expected to be generated from operations and funds available from borrowings under the bank quotas will be sufficient to meet the Company’s working capital and capital expenditure requirements for at least the next twelve months from December 31, 2012. However, given that certain bank borrowings and bonds are due within the near term future (Note 16 and Note 17), and possible exercise of the put option of the convertible senior notes on May 14, 2014 (Note 21), sufficient funds may not be available to the Company. Accordingly, the Company may need to reduce discretionary spending and raise additional funds through public or private equity or debt financing. Any additional equity financing may be dilutive to stockholders and debt financing, if available, may involve covenants that would restrict the Company.

Additional funds may not be available on terms favourable to the Company or at all. Failure to manage discretionary spending or raise additional capital or debt financing as required may adversely impact the Company’s ability to achieve its intended business objectives. The Company believes, although it is not certain, that it will be able to maintain compliance with the convertible senior notes covenants including the put option on May 15, 2014 and repay short term borrowings and other liabilities as those become due for at least the next twelve months from December 31, 2012, and as such, these financial statements are prepared under the going concern assumption which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business.

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

For the Company’s majority-owned subsidiaries, non-controlling interests is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group.

The Group has revised the statement of cash flows for 2011 to correct the classification of a RMB 31,924,842 cash outflow related to prepayment for share repurchases from operating activities to financing activities. The impact of the revision was not material to the previously reported net total cash flows from operating activities and net total cash flows from financing activities.

c. Foreign currency translation

The Group's reporting currency is the Renminbi (“RMB”), the official currency in the PRC. The Company and certain subsidiaries use RMB as their functional currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates quoted by the People's Bank of China (the “PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the consolidated statements of operations.

For consolidation purpose, the financial statements of the Company’s subsidiaries whose functional currencies are other than the RMB are translated into RMB using exchange rates quoted by PBOC. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of in accumulated other comprehensive income in the consolidated statement of comprehensive income/ (loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to RMB461.7 million and RMB382.8million as of December 31, 2011 and 2012, respectively.

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

f. Short-term investments

Short-term investments represent the bank time deposits with original maturities longer than three months and less than one year. As of December 31, 2012, RMB662.8 million of short-term investments were held as collateral for issuance of letters of credit, guarantee or bank acceptance notes, compared with RMB448.4 million of short-term investments held as collateral for issuance of letters of credit, guarantee or bank acceptance notes as of December 31, 2011.

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

h. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assessed accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is reasonably assured. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and will evaluate whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances. The receivable from insurance is only recorded when insurance claim has been submitted to the insurance company and been accepted and acknowledged by the carrier and recovery is considered reasonably assured. Upon recording the recovery, the bad debt expense is reduced.

i. Short-term and long-term advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. A provision of advance to suppliers of nil, RMB 652,937, and RMB227,073,440 was recorded for the years ended December 31, 2010, 2011 and 2012, respectively. The Group has reclassified “provision for advance to suppliers” to a separate line item from “General and administrative expenses” for the year ended December 31, 2011 to conform to the current period presentation in the consolidated statement of operation due to that the provision for advance to suppliers was not significant in 2011 (Note 7).

j. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented.

In addition, the Group analyzes its firm purchase commitments, which currently consist primarily of the long-term fixed price polysilicon supplier agreements, at each period end. Provision is made in the current period when the anticipated inventories cost from future execution of such supplier agreement is in excess of market. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2010, 2011 and 2012.

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

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

l. Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowed money. Interest expense capitalized for the years ended December 31, 2010, 2011 and 2012 were RMB2,147,440, RMB3,505,464 and RMB7,507,649, respectively.

m. Project assets

Project assets consist primarily of costs relating to construction of solar power plants at various stages of development. These costs include costs for land and costs for developing and constructing PV solar power plants. While the project assets are not constructed for any specific customers, the Group intends to sell the project assets upon their completion. Upon completion of development and connection of the solar power plants, income generated from connection to the grid is recognized as revenue and the project assets are amortized over the expected life of 20 years.

The Group has reclassified the 2011 balance of RMB 272,504,672 from Property, Plant and Equipment to conform to the current period presentation in the Consolidated Balance Sheet. These reclassifications had no impact on previous reported total non-current assets and total assets.

The Group has reclassified the 2011 amount of RMB 235,198,641 from purchase of property, plant and equipment to construction of project assets to conform to the current period presentation in the Consolidated Statement of Cash Flows. The Group has separately presented the 2011 balance of RMB 37,306,301 from purchase of property, plant and equipment included in other payable to purchase of project assets included in other payable to conform to the current period presentation in the supplemental disclosure of non-cash investing and financing cash flow information section of the Consolidated Statement of Cash Flows. These reclassifications had no impact on previous reported net total cash used in investing activities.

n. Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

o. Intangible assets

Intangible assets include purchased software and fees paid to register trademarks, which are amortized on a straight-line basis over their estimated useful lives, which are 5 or 10 years.

p. Goodwill

Goodwill represents the excess of (i) the aggregate of (a) the consideration transferred measured in accordance with ASC 805, which generally requires acquisition-date fair value; (b) the fair value of any noncontrolling interests in the acquiree; and (c) in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree. If the consideration transferred is less than the fair value of the net assets acquired, the difference is recognized as a gain directly in the consolidated statement of operations. In a business combination, any acquired intangible assets that do not meet separate recognition criteria as specified in ASC 805 are recognized as goodwill.

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

An impairment loss of nil, RMB45,645,832 and nil was recorded for the years ended December 31,2010, 2011 and 2012, respectively. See Note 3. “Goodwill” to the Company’s consolidated financial statements for additional information on the Company’s goodwill impairment tests.

q. Business combination

The Group accounts for business combinations using the acquisition method of accounting. This method requires that the acquisition consideration to be allocated to the assets, including separately identifiable intangible assets, and the liabilities that the Company acquires based on their estimated fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities based on its experience with similar assets and liabilities in similar industries. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

r. Investments in affiliates

The Group holds equity investments in affiliates for which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Group records its' proportionate share of the investees' income or loss in its consolidated financial statements.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Group reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

s. Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, project assets and other intangible assets with finite lives. The Group’s business requires heavy investment in manufacturing equipment that is technologically advanced, but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. ..

t. Leases

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

u. Revenue recognition

The Group recognizes revenue for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred and title and risk of loss has passed to the customer, the sales price is fixed or determinable and the collectability of the resulting receivable is reasonably assured. For all sales, the Group requires a contract or purchase order which quantifies pricing, quantity and product specifications.

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

The Group enters into certain sales contracts with retainage terms during 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years (the “Retainage Period”).  Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expires. As of December 31, 2012, the total amounts of retainage that were not recognized as revenue were RMB121,814,534.

The Group offers to its solar modules customers the right to return or exchange defective products within a prescribed period if the volume of the defective products exceeds a certain percentage of the shipment as specified in the individual sales contract. For the solar module sales contracts signed subsequent to October 1, 2010, the Group no longer offers the rights to return and refund to its customers. Actual returns were 0.2% of total sales for the years ended December 31, 2010.

The Group provides solar power product processing services to customers and the revenue of processing services is recognized upon completion which is generally evidenced by delivery of processed products to the customers.

The Company recognizes revenue related to solar system integration projects on the percentage-of-completion method. The Company estimates its revenues by using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly.

The Company recognized income from generated electricity as revenue upon completion of development and connection of the solar power plant to the grid.

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

v. Cost of revenue

Cost of revenue includes production and indirect costs, as well as shipping and handling costs for raw materials purchase and provision for inventories.

Costs of revenue for integration projects, include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Group recognizes job material costs as incurred costs when the job materials have been installed. The Group considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design.

w. Warranty cost

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

Due to limited warranty claim history, the Group estimates warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group began the sales of solar modules in the first half of 2009 and has not experienced any material warranty claims to-date in connection with declines in the power generation capacity of its solar modules or defects. The accrual for warranty cost as of December 31, 2010, 2011 and 2012 were RMB33,432,852, RMB96,463,635 and RMB130,517,641, respectively. The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2010, 2011 and 2012, warranty cost expenses were RMB31,705,135, RMB63,030,783 and RMB40,213,055, respectively. The utilization of the warranty accruals for the years ended December 31, 2010, 2011 and 2012 were nil, nil and RMB6,159,049.

We purchase warranty insurance policy which provides coverage for the product warranty services of our solar modules worldwide. Prepayment for warranty insurance premium is initially recorded as other assets and is amortized over the insurance coverage period. Prepayment for warranty insurance premium is not recorded as reduction of estimated warranty liabilities. Once the Company receives insurance recoveries, warranty expenses will be credited

x. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB57,261,154, RMB119,821,738 and RMB164,942,482for the years ended December 31, 2010, 2011 and 2012, respectively.

y. Research and development

Research and development costs are expensed when incurred.

z. Start-up costs

The Company expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities and costs incurred with the formation of new subsidiaries such as organization costs.

aa. Income Taxes

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, the Group did not have any interest and penalties associated with uncertain tax positions in the year ended December 31, 2010, 2011 and 2012 as there were no uncertain tax positions.

ab. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

ac. Financial guarantees

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

ad. Fair value of financial instruments

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

The Company's financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, accounts and notes receivable, forward contract receivable, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contract payables, bonds payable, short-term borrowings, long-term borrowings, guarantee liabilities and convertible senior notes.

The Company elects to classify the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

ae. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2010, 2011 and 2012, the Group received financial subsidies of RMB15,696,641, RMB25,553,802 and RMB40,902,610 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use. The Company received government grant related to assets of RMB55,000,000, RMB91,611,300 and RMB119,820,411during the years ended December 31, 2010, 2011 and 2012, respectively.

af. Repurchase of share

When the Company’s shares are purchased for retirement, the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price is shown separately as treasury stock.

ag. Statutory reserves

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

During the years ended December 31, 2010, 2011 and 2012, the Group made total appropriations to these statutory reserves of RMB126,152,136, RMB14,397,530 and RMB56,894, respectively.

ah. Segment reporting

The Group has adopted ASC 280, Segment Reporting, for its segment reporting. The Group operates and manages its business as a single segment primarily in China.

ai. Earnings(Loss) per share

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

aj. Share-based compensation

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

ak. Other comprehensive income/(loss)

Other comprehensive income/(loss) is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income/(loss) for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries whose assets and liabilities are translated from their respective functional currencies at exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates prevailing during the applicable period.

al. Convenience translation

Translations of amounts from RMB into United States dollars ("US$" or "USD") are solely for the convenience of readers and were calculated at the rate of RMB6.2301 to US$1.00, the noon buying rate in effect on December 31, 2012, as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2012, or at any other rate.

am. Recent accounting pronouncements

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs". This ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework. The guidance is largely consistent with existing fair value measurement principles in U.S. GAAP. The guidance expands the existing disclosure requirements for fair value measurements and makes other amendments. The guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011. Early application is not permitted. We adopted the new guidance since January 1, 2012, and the adoption of this pronouncement did not have a significant effect on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220), Presentation of Comprehensive Income." The ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220, "Comprehensive Income," and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The ASU does not change the items that must be reported in other comprehensive income. In December 2011, the FASB issued ASU 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05." This ASU defers the requirement in ASU 2011-05 that entities present reclassification adjustments for each component of accumulated other comprehensive income ("AOCI") in both net income and other comprehensive income on the face of the financial statements. ASU 2011-12 requires entities to continue to present amounts reclassified out of AOCI on the face of the financial statements or disclose those amounts in the notes to the financial statements. The effective date of ASU 2011-12 is consistent with ASU 2011-05, which is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 for public entities. We adopted this ASU since January 1, 2012, and changed the Company's presentation of comprehensive income in its consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, "Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment". This ASU permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments in this ASU apply to all entities, both public and nonpublic, that have goodwill reported in their financial statements. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. We adopted the new guidance since January 1, 2012, and the adoption of this pronouncement did not have a significant effect on its consolidated financial statements.

On December 16, 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities," which contains new disclosure requirements regarding the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. To facilitate comparison between financial statements prepared under US GAAP and IFRSs, the new disclosures will give financial statement users information about both gross and net exposures. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein; retrospective application is required. The Company does not expect that the adoption of this ASU will have a material effect on its consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, Intangibles - Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment. ASU 2012-02 gives companies an option to first assess qualitative factors to determine whether the existence of events and circumstances indicate it is more-likely-than-not that an indefinite-lived intangible asset is impaired. If based on its qualitative assessment, a company concludes that it is more-likely-than-not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, quantitative impairment testing is required. However, if a company concludes otherwise, quantitative impairment testing is not required. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The Company does not expect the adoption of this accounting standard in the first quarter of 2013 to have an impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The Company does not expect the adoption of this accounting standard beginning on January 1, 2013 to have a material impact on its consolidated financial statements.

3.	GOODWILL

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

As of December 31, 2010, the RMB45,645,832 in goodwill related to our reporting unit represented goodwill allocated from the acquisitions of Zhejiang Jinko in 2009. The allocation of all the goodwill from the acquisition to our reporting unit represented the expected synergies, economies of scale and vertical integration our business would realize from using our solar modules in the project pipelines obtained from the acquisition. Once goodwill has been assigned to a reporting unit, for accounting purposes, the goodwill is no longer directly associated with the underlying acquisitions that the goodwill originated from, but rather the reporting unit to which it has been allocated. The Group is considered as one single reporting unit.

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

4.	REVENUES

The Group's revenues for the respective periods are detailed as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Sales of solar modules	3,247,825,572	6,647,264,147	3,897,288,039
Sales of silicon wafers	909,647,382	517,935,191	328,428,550
Sales of solar cells	432,863,616	168,388,351	138,686,401
Solar system integration projects	—	24,798,017	213,174,391
Sales of silicon ingots	10,803,010	14,363,232	1,885,648
Sales of recovered silicon materials	—	6,365,978	270,406
Processing service fees	53,715,143	5,836,528	213,427,948
Revenue from generated electricity	—	—	1,607,066
Total	4,654,854,723	7,384,951,444	4,794,768,449

The Group operates in a single business segment that includes the design, development, and manufacture of PV products, solar system integration projects as well as developing commercial solar power projects. The following table summarizes the Group's net revenues generated from sales of products and provision of processing services and solar system integration projects in respective geographic locations:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	1,600,001,420	1,281,483,521	2,179,670,146
Outside China
Germany	1,157,707,877	2,422,250,586	1,177,954,567
Italy	1,130,191,372	1,846,512,600	382,077,005
Spain	111,097,087	204,135,242	251,902,465
Cyprus	—	304,723,650	138,312,812
USA	83,166,809	118,132,913	135,839,209
Rest of the world	572,690,158	1,207,712,932	529,012,245
Total	4,654,854,723	7,384,951,444	4,794,768,449

5.	TAXATION

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

Additionally, under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. The Company was not considered to fulfill above criteria as of December 31, 2012and therefore the applicable WHT rate was 10%. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totaled RMB450,780,918 and the amount of the unrecognized deferred tax liability on the permanently reinvested earnings was RMB45,078,092 as of December 31, 2012.

Hong Kong

The Company's subsidiaries established in Hong Kong, Paker and JinkoSolar International, are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.62% in 2012.

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

Canada

Jinko Canada is incorporated in Canada and is subject to a federal corporate income tax of 15% and provinces and territories income tax of 11%.

Australia

Jinko Australia is incorporated in Australia and is subject to corporate income tax at 30%.

Composition of Income Tax Expense

Income/(loss) before income taxes for the years ended December 31, 2010, 2011 and 2012 were taxed within the following jurisdictions:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Cayman Islands	(2,187,039)	246,885,595	(136,614,196)
PRC	1,032,571,112	127,032,230	(1,191,217,775)
Other countries	(2,380,452)	(19,519,201)	(224,901,695)
Income/(Loss) before income taxes	1,028,003,621	354,398,624	(1,552,733,666)

For the year ended December 31, 2011 and 2012, the earnings (losses) attributed to Cayman Islands was mainly due to the fair value gain (loss) from convertible senior notes and capped call options.

The current and deferred positions of income tax expense included in the consolidated statement of operations for the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Current income tax (expense)/benefit
PRC	(138,020,196)	(76,792,019)	7,561,393
Other countries	—	(71,536)	838,169
Total current income tax expense/benefit	(138,020,196)	(76,863,555)	8,399,562
Deferred PRC tax (expense)/benefit	(8,110,198)	(4,209,187)	518,086
Income tax benefit/(expense)	(146,130,394)	(81,072,742)	8,917,648

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Company's effective tax rate is as follows:

	Year Ended December 31,
	2010	2011	2012
	%	%	%
Statutory CIT rate	25	25	(25)
Effect of permanent differences:
—Share-based compensation expenses	0.6	0.7	0.3
—Change in fair value of convertible senior notes and capped call options	—	(21.1)	1.6
—Goodwill impairment	—	3.2	—
—Accrued payroll and welfare expenses	0.9	4.4	0.8
—Change of enact tax rate	—	—	(7.5)
—Effect of prior year tax difference (1)	—	—	(0.6)
—Other non-deductible expenses	—	5.6	0.8
Difference in tax rate of a subsidiary outside the PRC	0.0	(0.9)	0.9
Effect of tax holiday for subsidiaries	(12.9)	(13.2)	6.9
Change in valuation allowance	0.6	19.1	21.2
Effective CIT rate	14.2	22.8	(0.6)

(1) The Company recorded an out-of-period adjustment of RMB12,146,071 resulting from income tax filing difference for two PRC entities, which should have been recorded in the year ended December 31, 2011. The originating amount in 2011 was not material to the 2011 consolidated financial statements, nor was the out of period adjustment recorded in 2012 material to the 2012 consolidated financial statements.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
The aggregate amount of effect	132,120,599	46,723,125	—
Per share effect—basic	1.76	0.50	—
Per share effect—diluted	1.64	0.46	—

Significant components of deferred tax assets—current

	As of December 31,
	2011	2012
	RMB	RMB
Net operating losses	—	—
Provision for inventories, accounts receivable, other receivable	57,690,574	170,795,477
Change in fair value of forward contracts	(14,042,284)	(1,749,190)
Accrued warranty costs	1,688,813	4,952,344
Accrued interest	—	6,529,370
Other temporary differences	599,211	(5,153,313)
Total deferred tax assets	45,936,314	175,374,688
Less: Valuation allowance	(45,936,314)	(175,374,688)
Net deferred tax assets—current	—	—

Significant components of deferred tax assets—non-current

	As of December 31,
	2011	2012
	RMB	RMB

Net operating losses	13,970,679	91,384,912
Accrued warranty costs	12,485,470	25,690,397
Increase in fair value of property, plant and equipment and land use rights arising from business combination	(2,920,881)	(3,532,006)
Impairment of property, plant and equipment	598,075	10,744,006
Provision for advance to suppliers to be utilized beyond one year	—	56,931,594
Provision of prepayment for purchase of property, plant and equipment	—	11,048,442
Pre-operating expenses of a subsidiary that are deductible in future periods	50,487	—
Assets related government grant	3,131,413	6,726,539
Timing difference for revenue recognition of retainage contract	—	(28,557,111)
Other temporary differences	715,514	(65,135)
Total deferred tax assets	28,030,757	227,485,860
Less: Valuation allowance	(28,030,757)	(227,485,860)
Deferred tax assets—non-current, net	—	—

Movement of valuation allowances

	As of December 31,
	2010	2011	2012
	RMB	RMB	RMB
At beginning of year	(1,994,833)	(6,308,714)	(73,967,071)
Current year additions	(4,517,852)	(69,445,609)	(329,813,147)
Reversal of valuation allowances	203,971	1,787,252	919,670
At end of year	(6,308,714)	(73,967,071)	(402,860,548)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2011 and 2012, valuation allowances of RMB73,967,071 and RMB402,860,548 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur.

6.	ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2011	2012
	RMB	RMB
Accounts receivables	1,779,953,029	2,386,356,664
Allowance for doubtful accounts	(179,746,165)	(673,671,445)
Accounts receivable, net	1,600,206,864	1,712,685,219

Movement of allowance of doubtful accounts

	As of December 31,
	2010	2011	2012
	RMB	RMB	RMB
At beginning of year	2,800,000)	378,888	179,746,165
Addition	8,534,372	184,990,129	541,662,539
Write-off	(10,764,771)	(24,140)	—
Reversal	(190,713)	(5,598,712)	(47,737,259)
At end of year	378,888	179,746,165	673,671,445

The Group assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures the Group against customer credit default (Note 9). The significant increase of provisions for accounts receivable in 2012 is mainly due to the adverse economic development in solar industry, especially in Europe, resulting in the reduction in feed-in-tariffs in various countries and the decrease in debt financing available for the development of PV projects, as well as the shift in market practice towards increased use of credit sales and the longer credit terms, which in general would lead to higher risk of bad debts.

7.	ADVANCES TO SUPPLIERS

	As of December 31,
	2011	2012
	RMB	RMB
Advances to suppliers under purchase contracts with term of less than 1 year	188,358,498	63,552,991
Advances to suppliers under purchase contracts with term of more than 1 year	229,376,531	—

Total	417,735, 029	63,552,991
Advances to suppliers to be utilized beyond one year	(209,630,940)	—

Advances to suppliers—current	208,104,089	63,552,991

The Group's advance payments to suppliers with purchase contracts with term of more than one year were made to two major suppliers, Hoku Materials, Inc. ("Hoku"), a fully owned subsidiary of Hoku Corporation (formerly known as "Hoku Scientific, Inc.") and Wuxi ZhongCai Technologies Co., Ltd., ("Wuxi Zhongcai") respectively. The Group previously entered into long-term polysilicon supply agreements with each of Hoku and Wuxi Zhongcai. As a result of continuing significant decline in the polysilicon purchase price and the adverse developments in those suppliers’ operations during 2012, including the suspension of their productions, the Group made full provision of RMB223,043,440 for the full outstanding balances of inventory purchase prepayment made to those two suppliers under long-term polysilicon supply contracts during the year ended December 31, 2012.

As of December 31, 2011 and 2012, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

8.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB
Raw materials	85,429,622	80,712,251
Work-in-progress	161,793,585	92,719,649
Finished goods	550,852,122	354,530,478
Total	798,075,329	527,962,378

Write-down of the carrying amount of inventory to its estimated market value was RMB29,602,473, RMB201,662,101 and RMB332,337,477 for the years ended December 31, 2010, 2011 and 2012, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventories are pledged as collateral for the Group's borrowings (Note 17).

9.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB
Value-added tax deductible	703,696,703	209,695,401
Prepayment for share repurchase	31,924,842	25,963,848
Employee advances	19,866,729	12,069,024
Prepaid service fees	12,869,033	6,479,850
Prepaid rent and others	12,628,829	2,800,420
Advances recoverable from supplier	11,089,584	9,224,859
Prepaid insurance premium	6,520,930	8,398,332
Prepaid advertizing fee and sponsorship	4,916,317	361,635
Prepayment for income tax	4,432,374	6,390,847
Employee loans	2,521,000	1,591,650
Deposits for customs duty, rental and open bidding for solar projects.	1,579,159	46,450,079
Deferred charges	391,979	910,065
Receivable from insurance company	—	81,388,706
Others	1,472,802	1,606,077
Total	813,910,281	413,330,793

Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

As of December 31, 2011 and 2012, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

Receivable from insurance company represented the insurance compensation which the Group has claimed with the insurance company that insures the Group against customer credit default and the collection of receivable is reasonably assured.

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Buildings	441,046,753	507,989,849
Machinery and equipment	3,217,550,882	3,307,235,601
Motor vehicles	22,814,205	22,609,244
Furniture, fixture and office equipment	44,168,256	45,729,731
	3,725,580,096	3,883,564,425
Less: Accumulated depreciation	(412,394,030)	(732,881,877)
Less: Impairment	(4,784,595)	(70,260,894)
Subtotal	3,308,401,471	3,080,421,654
Construction in progress	259,892,829	249,451,007
Property, plant and equipment, net	3,568,294,300	3,329,872,661

Depreciation expenses were RMB96,751,960, RMB263,846,113 and RMB323,152,636 for the years ended December 31, 2010, 2011 and 2012, respectively.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Based on impairment assessment performed on long-lived assets held for use, the Company recorded no impairment provision in the years ended December 31, 2010, 2011 and 2012. In the years ended December 31, 2010, 2011 and 2012, the Group recorded impairment of RMB5,376,071, nil and RMB65,476,299 related to the retirement of certain equipment in the wafer and cell production line that had become obsolete.

Certain property, plant and equipment are pledged as collateral for the Company's borrowings (Note 17).

11.	PROJECT ASSETS

As of December 31, 2011 and 2012, the balances of project assets were RMB272,504,672 and RMB536,391,099, respectively. As of December 31,2011 and 2012, project assets with book value of nil and RMB 349,485,131 had been completed and connected to the grid. The revenue from connection to the grid for the years ended December 31, 2011 and 2012 is nil and RMB1,607,066, respectively.

12.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 or 70 years, as applicable, in the PRC.

	As of December 31,
	2011	2012
	RMB	RMB
Land use rights	382,657,019	386,909,459
Less: accumulated amortization	(14,614,093)	(21,160,244)
Land use rights, net	368,042,926	365,749,215

Amortization expense was RMB4,075,087, RMB5,558,122 and RMB6,546,151 for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, estimated amortization expense in each of the next five years is RMB6,740,845.

Certain land use rights are pledged as collateral for the Company's borrowings (Note 17).

13.	INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2011	2012
	RMB	RMB
Trademark	1,347,193	1,274,392
Computer software	2,595,474	6,153,728
Less: accumulated amortization	(286,275)	(1,054,522)
Intangible assets, net	3,656,392	6,373,598

Amortization expense was RMB58,219, RMB223,926 and RMB764,312 for the years ended December 31, 2010, 2011 and 2012, respectively. Amortization expense for each of the next five years will be approximately RMB833,930, RMB832,747, RMB780,427, RMB682,373 and RMB570,784, respectively.

14.	OTHER ASSETS

Other assets consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB
Prepayments for purchase of property, plant and equipment	92,723,986	36,411,466
Prepayments for land use right	4,245,240	—
Prepayment for warranty insurance premium	26,565,738	44,228,323
Prepaid service fee—non-current portion	4,911,937	1,114,886
Others	941,025	454,998
Total	129,387,926	82,209,673

15.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2011	2012
	RMB	RMB
Payables for purchase of property, plant and equipment	274,948,772	253,431,693
Payables for project assets	223,306,031	184,623,149
Government grants related to assets	121,560,000	181,160,000
Value-added tax and other tax payable	88,654,952	26,545,382
Freight payables	23,904,150	28,799,192
Accrued utilities, rentals and interest	14,148,324	35,204,650
Payables to Zhejiang Global Photovoltaic Technology Co., Ltd. (Note 26(c))	16,888,607	—
Contracted labor fee	11,719,622	19,593,436
Accrued warranty cost	11,101,709	21,179,367
Commission payables	8,651,046	2,020,242
Accrued professional service fees	6,031,954	13,844,655
Others	12,112,492	50,991,380
Total	813,027,659	817,393,146

The government grant was under Golden Sun Program which was sponsored by China's Ministry of Finance, Ministry of Science and Technology, the National Energy Administration of the National Development and Reform Commission, and the Ministry of Housing and Urban-Rural Development. Jiangxi Jinko and Zhejiang Jinko were granted by the government for the construction of solar power generation facilities under the project. These grants will be deducted from the carrying amount when the assets are ready for use.

16.	BONDS PAYABLE AND ACCRUED INTEREST

On January 14, 2011, Jiangxi Jinko issued short-term bonds with a principal amount of RMB300,000,000 which bears interest at the rate of 5.28% per annum, and the bond was repaid on January 14, 2012. On March 24, 2011, Jiangxi Jinko issued short-term bonds with a principal amount of RMB300,000,000 which bears interest at the rate of 5.6% per annum, and the bond was repaid on March 23, 2012. On July 11, 2011, Jiangxi Jinko issued short-term bonds with a principal amount of RMB400,000,000 which bears interest at the rate of 6.5% per annum, and the bond was repaid on July11, 2012.

On April 24, 2012, Jiangxi Jinko issued short-term bonds with a principal amount of RMB300,000,000 which bears interest at the rate of 6.3% per annum, and the bond was subsequently repaid on April 23, 2013.

Bonds payable are all issued at face value, unsecured and mature within 12 months from the issuance date.

17.	BORROWINGS

(a) Short-term borrowings

	As of December 31,
	2011	2012
	RMB	RMB
Short-term bank borrowings	1,808,032,066	1,917,630,796
Long-term bank borrowings—current portion (Note 17 (b))	392,000,000	328,000,000
Total short-term borrowings	2,200,032,066	2,245,630,796

The short-term bank borrowings outstanding as of December 31, 2011 and 2012 carried a weighted average interest rate of 5.38% and 5.41% per annum, respectively. The borrowings were for one year term and matured at various times. Proceeds from these short-term bank borrowings were for working capital purposes.

Included in the balance of short-term bank borrowings as of December 31, 2012 were borrowings of RMB22,749,052 and RMB28,731,021 which are denominated and repayable in EURO and USD, respectively.

As of December 31, 2012, Jiangxi Jinko had short-term bank borrowings of RMB134,991,426 which were only credit loans. As of December 31, 2012, Jiangxi I&E had short-term bank borrowings of RMB142,335,543 which were credit loans, including RMB49,855,701 which was guaranteed by Jiangxi Jinko. As of December 31, 2012, Zhejiang Jinko had short-term bank borrowings of RMB190,091,005 which were credit loans, including RMB170,091,005 was also guaranteed by Jiangxi Jinko and 20,000,000 was collateralized on certain land use rights. The net book value of the land use right under collaterals were RMB36,360,880.

As of December 31, 2012, Jiangxi Jinko had short-term bank borrowings of RMB30,000,000 which was collateralized on Jiangxi Jinko's fixed deposit of RMB30,000,000. As of December 31, 2012, Zhejiang Jinko had short-term bank borrowing of RMB36,500,000 which was collateralized on Zhejiang Jinko’s fixed deposit of RMB40,300,000.

As of December 31, 2012, Jiangxi Jinko had short-term bank borrowings of RMB304,400,000 which were collateralized on certain land use rights, plants, equipments, including RMB70,000,000 which was guaranteed by the Shareholders, and RMB23,000,000 which was also guaranteed by the Shareholders and Zhejiang Jinko (Notes 24). The net book value of the land use rights, plant and equipments under collaterals were RMB141,339,404, RMB95,798,430 and RMB388,138,496 respectively.

As of December 31, 2012, Jiangxi Jinko had short-term bank borrowings of RMB140,000,000 which were collateralized on Jiangxi Jinko's inventories of RMB319,953,046. Included in these borrowings was RMB50,000,000 guaranteed by the Shareholders and Zhejiang Jinko (Notes 24).

As of December 31, 2012, Jiangxi Jinko had short-term bank borrowings of RMB17,000,000 collateralized on certain land use rights and buildings of Desun. In addition, this borrowing was also guaranteed by the Shareholders and Zhejiang Jinko (Note 24).

As of December 31, 2012, Jiangxi I&E had short-term bank borrowings of RMB92,051,818 which are collateralized on Jiangxi Jinko’s certain equipments. The net book values of these assets under collaterals were RMB92,969,587 as of December 31, 2012 and were guaranteed by Shareholders and Jiangxi Jinko.

As of December 31, 2012 Jiangxi Jinko had short-term bank borrowings of RMB169,977,821 which was guaranteed by the Shareholders, including RMB119,977,821 was also guaranteed by Zhejiang Jinko. As of December 31, 2012 Jiangxi I&E had short-term bank borrowing of RMB86,225,000 which was guaranteed by the Shareholders, including RMB6,225,000 guaranteed by Jiangxi Jinko, RMB80,000,000 guaranteed by Zhejiang Jinko. As of December 31,2012, Zhejiang Jinko had short-term bank borrowings of RMB163,000,000 which was guaranteed by Jiangxi Jinko, including 80,000,000 was also guaranteed by the third-party.

As of December 31, 2012, Zhejiang Jinko had short-term bank borrowings of RMB25,000,000 which are collateralized on its certain equipments and guaranteed by Jiangxi Jinko. The net book values of these assets under collaterals were RMB95,977,919 as of December 31, 2012.

As of December 31, 2012, Zhejiang Jinko had short-term bank borrowings of RMB178,000,000 which are collateralized on its land use rights, plants and certain equipments. The net book values of these assets under collaterals were RMB 42,742,315, 108,925,069, and RMB 888,135,724, respectively, as of December 31, 2012.

As of December 31, 2012, Jiangxi Jinko had short-term borrowings of RMB196,418,183from Jiangxi Heji Investment Co., Ltd. which are interest free and without definite repayment term.

As of December 31, 2012, Jiangxi Materials had short-term borrowings of RMB11,640,000fromShangrao Hexing Co., Ltd. which are interest free and without definite repayment term.

Subsequent to December 31, 2012, the Company obtained additional short-term bank borrowings of RMB1,172,000,590, and repaid short-term bank borrowings of RMB1,060,710,938. These additional short-term bank borrowings were collateralized on part of the Company's letter of credit, land use right and buildings, equipments and were guaranteed by the Shareholders and Jiangxi Jinko.

(b) Long-term borrowings

	As of December 31,
	2011	2012
	RMB	RMB
Long-term bank borrowings	547,750,000	495,000,000
Less: Current portion	(392,000,000)	(328,000,000)
Deferred financing cost (Note 26(d))	(250,000)	—
Total long-term borrowings	155,500,000	167,000,000

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2013	328,000,000
2014	167,000,000
Total	495,000,000

In February2012, Jiangxi Jinko obtained a bank borrowing of RMB50,000,000 which is repayable in February 2014. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.98% as of December 31, 2012. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko's equipments on net book value of RMB171,333,024 as of December 31, 2012.

In June 2012, Jiangxi Jinko obtained a bank borrowing of RMB90,000,000 which was due in June 2014. The borrowing carries a variable interest rate that is determined semi-annually with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.72% as of December 31, 2012. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko's plants on net book value of RMB134,640,918, as of December 31, 2012.

In December 2012, Jiangxi Jinko obtained a bank borrowing of RMB27,000,000 which was due in December 2014. The borrowing carries a variable interest rate that is determined semi-annually with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.46% as of December 31, 2012. Interest is payable monthly. The borrowing was collateralized on Jiangxi Jinko's land use right with net book value of RMB99, 923,017 as of December 31, 2012.

In September 2011, Jiangxi Jinko obtained a bank borrowing of RMB13,000,000 which was repayable in installments from February 2013 to August 2014. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.4% as of December 31, 2012. Interest is payable quarterly. The borrowing was only credit loan.

In March 2010, Zhejiang Jinko obtained a bank borrowing of RMB10,000,000 which was due in March 2013. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.65% as of December 31, 2012. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko's equipments with net book value of RMB81,425,922 as of December 31, 2012. In additions to the collaterals, the borrowing is guaranteed by Jiangxi Jinko.

In May 2010, Zhejiang Jinko obtained a bank borrowing of RMB10,000,000 which is repayable in May 2013. The borrowing carries a variable interest rate that is determined quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.65% as of December 31, 2012. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko's equipments with net book value of RMB81,425,922 as of December 31, 2012. In additions to the collaterals, the borrowing is guaranteed by Jiangxi Jinko.

From April 2011, Zhejiang Jinko entered into loan agreements with a group of PRC banks. Pursuant to these loan agreements, Zhejiang Jinko obtained bank borrowings of RMB 270,000,000 from a group of PRC banks of which are repayable in installments from June 2013 to December 2013. The borrowing carries a variable interest rate that is determined quarterly with repayable with reference to the prevailing base lending rate set by PBOC. The effective interest rates of the borrowings are at the range of 6.15% to 6.65% as of December 31, 2012. Interest is repayable monthly. The borrowing was collateralized on Zhejiang Jinko’s land use rights, plants and certain equipments with net book value of RMB 42,742,315, RMB108,925,069 and RMB 888,135,724, respectively, as of December 31, 2012. In additions to the collaterals, the borrowing is guaranteed by Jiangxi Jinko.

In June 2011, Zhejiang Jinko obtained a bank borrowing of RMB 25,000,000 of which is repayable in December 2013. The borrowing carries a variable interest rate that is determined quarterly with repayable with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.4% as of December 31, 2012 Interest is repayable monthly. The borrowing was guaranteed by Jiangxi Jinko as of December 31, 2012.

Subsequent to December 31, 2012, the Company obtained additional long-term bank borrowings of RMB360,000,000 and repaid long-term bank borrowings of RMB28,000,000. These long-term bank borrowings are collateralized by certain of Jiangxi Jinko's equipments. These borrowings carry variable interest rates that are determined by reference to the prevailing base lending rate set by PBOC.

18.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated as follows:

	2010	2011	2012
	RMB	RMB	RMB
Numerator:
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.	881,873,227	273,342,819	(1,542,422,068)
Series A Redeemable Convertible Preferred Shares accretion	(13,433,242)	—	—
Series B Redeemable Convertible Preferred Shares accretion	(17,479,734)	—	—
Allocation to preferred shareholders	(15,156,606)	—	—
Net income / (loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders—Basic	835,803,645	273,342,819	(1,542,422,068)
Dilutive effect of Preferred Shares	46,069,582	—	—
Dilutive effect of convertible senior notes interest	—	19,855,810	—
Dilutive effect of exchange gain on convertible senior notes	—	(21,567,522)	—
Dilutive effect of change in fair value of convertible senior notes	—	(398,030,217)	—
Net income / (loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders—Diluted	881,873,227	(126,399,110)	(1,542,422,068)

Denominator:
Denominator for basic calculation—weighted average number of ordinary shares outstanding	74,896,543	93,966,535	88,752,706
Dilutive effect of share options	1,131,653	1,367,900	—
Dilutive effect of preferred shares	4,719,884	—	—
Dilutive effect of convertible senior notes	—	7,352,536	—
Denominator for diluted calculation—weighted average number of ordinary shares outstanding	80,748,080	102,686,971	88,752,706

Basic earnings/(loss) per share attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	11.16	2.91	(17.38)
Diluted earnings/(loss) per share attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	10.92	(1.23)	(17.38)

As of December 31, 2010, there were no anti-dilutive securities.

As of December 31, 2011 and 2012, the Company’s average stock price for the period was below the strike price of the call options; therefore the call options were not included in the computation of diluted EPS because of their anti-dilutive effect.

As of December 31, 2012, the Company was in the loss situation, therefore the convertible bonds and share options were not included in the computation of diluted EPS because of its anti-dilutive effect.

19.	EMPLOYEE BENEFITS

The full-time employees of the Company's subsidiaries incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits and housing funds. These companies are required to pay for these benefits based upon certain percentages of employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored housing, pension and medical plans from the amounts accrued for housing, medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits were RMB40,122,159, RMB72,700,241 and RMB37,134,122 for the years ended December 31, 2010, 2011 and 2012, respectively. The unpaid balances of liability accrued for such employee welfare benefits were RMB118,271,256 and RMB154,819,927 as of December 31, 2011 and 2012, respectively. The unpaid balance of penalty accrued for employee welfare benefits were RMB1,773,995 and RMB12,063,712 as of December 31, 2011 and 2012, respectively.

The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

20.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

Dividend

The Series A Redeemable Convertible Preferred Shares should have ranked paripassu with Series B Redeemable Convertible Preferred Shares in terms of rights to receive dividends and distributions from the Company. The holders of Series A and B Redeemable Convertible Preferred Shares should have been entitled to dividends in preference to any dividend on the ordinary shares or any other class or series of shares at the rate of 10% per annum of their respective original issue price, when and as declared by the Board of Directors. No dividend, whether in cash, in property, in shares of the Company or otherwise, should have been paid on any other class or series of shares of the Company unless and until the dividend aforesaid is first paid in full on the Series A and B Redeemable Convertible Preferred Shares. Except for the dividend rights set forth above, the Series A and B Redeemable Convertible Preferred Shares should not have participated with the ordinary shares in any further dividend or distribution of the earnings or profits of the Company. Dividends should not have been accumulated or accrued unless declared.

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

21.	CONVERTIBLE SENIOR NOTES

The Company issued USD 125 million of convertible senior notes on May 17, 2011 (the “Notes”). The Notes will mature on May 15, 2016. The interest rate is 4% per annum payable semi-annually, in arrears. No accrued interest to be paid on the Notes when they are converted.

Holders have the option to convert their Notes from the earlier of (i) when the registration statement of the Notes becomes effective and (ii) the first anniversary of the date on which the Notes are first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 29.6307 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$33.75 per ADS).

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

The holders have the option to require the Company to repurchase the Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

The holders will have the right to require the Company to repurchase for cash all or any portion of their notes on May 15, 2014 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

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

The estimated fair value of the Notes amounted to approximately RMB387,777,235 and RMB483,581,668 as of December 31, 2011 and 2012. In the year ended December 31, 2011 and 2012, the Company recorded foreign exchange gain of RMB21,567,522 and RMB1,047,241, gain from change in fair value of convertible senior notes of RMB398,030,217 and loss of RMB96,851,674, respectively (Note 27).

As a result of the depressed market conditions, the Company repurchased Notes with face value of US$2 million or 1.6% of the Notes at approximately 41% of the face value as of December 31, 2011.There were no repurchase of Notes for the year ended December 31, 2012.

Capped Call Options

Concurrent with the Company’s issuance of the Convertible Senior Notes on May 17, 2011, it entered into a capped call option transactions with an affiliate of the initial purchaser of the Notes. The capped call transaction was designed to reduce the potential dilution that would otherwise occur as a result of new ordinary share issuances upon conversion of the Notes and effectively increase the conversion price of the Notes for the Company to $48.21 per ADS from the actual conversion price to the Notes holders of $33.75 per ADS. The total premium paid by the Company for the capped call transactions was US$18 million. The purchaser of the Notes have the right to require us to repurchase for cash all or any portion of their notes on May 15, 2014 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Company’s functional currency is different from the denomination of the capped call. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the capped call transactions as freestanding derivative assets in the consolidated balance sheets. The derivative is marked to market each reporting period utilizing the binomial model.

The fair value of capped call options was RMB16,408,445 and RMB16,131,208 as of December 31, 2011 and 2012. An amount of loss of RMB98,282,510 andRMB309,052 was recorded in change in fair value of capped call options for the year ended December 31,2011 and 2012 (Note 27).

22.	REPURCHASE OF ORDINARY SHARES

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

For the year ended December 31, 2011, 1,222,600 outstanding American Depositary Shares (“ADSs”) (4,890,400 shares) were repurchased for full retirement with a total consideration of RMB48,503,352. Additional paid-in capital was reduced by RMB48,502,683. As of December 31, 2011, 257,230 ADSs (1,028,920 shares) were repurchased but have not been retired with a total consideration of RMB8,354,423 which is shown as treasury stock.

For the year ended December 31, 2012, 173,570 outstanding ADSs” (694,280 shares) were repurchased with a total consideration of RMB5,521,130, which is shown as treasury stock. As of December 31, 2012, 430,800 ADSs (1,723,200 shares) were repurchased but have not been retired with a total consideration of RMB13,875,553 which is shown as treasury stock.

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

On January 25, 2010, the Company granted to certain officers and employees options to purchase 726,250 ordinary shares of the Company at an exercise price of 85% of the initial public offering price per share. These options will vest in five successive equal annual installments on the last day of each year from January 25, 2010, provided that the personnel's service with the Company has not been terminated prior to each such vesting date. These share options were considered as not effectively granted until their exercise price was determined at US$2.08 on April 12, 2010.

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

On December 21, 2012, the Company granted to certain officers options to purchase 160,000 ordinary shares of the Company at an exercise price of US$1.42 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from December 21, 2011 and February 1, 2012, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

A summary of activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic value
		(US$/share)	(in years)	(Rmb)
Balance as of January 1, 2012	8,540,384	1.80
Granted	160,000	1.42
Exercise	(18,000)	1.42
Forfeited	(621,330)	1.51
Balance as of December 31, 2012	8,061,054	1.81	4.7	3,936,172
Vested and expected to vest as of December 31, 2012	7,114,422	1.82	4.5	3,344,962
Vested and exercisable as of December 31, 2012	3,379,206	1.87	3.8	1,145,040

The aggregate intrinsic value is calculated as the difference between the market value of ordinary, US$1.55 per share as of December 31, 2012 and the exercise prices of the options.

Total intrinsic value of options exercised for the years ended December 31, 2010, 2011 and 2012 were RMB2,938,203, nil and RMB14,454, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was RMB16.85, RMB6.91 and RMB5.6 per share, respectively. The total fair value of options vested during the years ended December 31, 2010, 2011 and 2012 was RMB9,363,356, RMB9,558,119 and RMB14,784,850.

A summary of non-vested shares activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-Average Fair Value in Grant Date
		(RMB/share)
Non-vested at January 1, 2012	6,988,848	7.59
Granted	160,000	5.60
Vested	(1,877,440)	8.29
Forfeited	(589,560)	5.00
Non-vested at December 31, 2012	4,681,848	7.56

Expected to vest as of December 31, 2012	3,735,216	7.64

The total fair value of shares vested for the years ended December 31, 2010, 2011 and 2012 were RMB23,534,284, RMB17,489,306 and RMB8,928,354, respectively.

The share-based compensation expense for the year ended December 31, 2012 was recorded in the respective items:

Costs of revenues	947,428
Selling expenses	2,128,245
General and administrative expenses	14,267,437
Total	17,343,110

As of December 31, 2012, the Company had unrecognized share-based compensation expense RMB14,995,972 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 3.40 years. For the year ended December 31, 2012, total cash received from the exercise of share options is nil.

The fair value of option grant during the year ended December 31, 2012 is estimated on the date of grant using Black-Scholes model with the following assumptions for options granted to employees:

Risk-free interest rate	0.78%
Expected term	4.8
Expected dividend yield	0%
Expected volatility	80%
Fair value per option at grant date (RMB)	5.60

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

24.	RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2010 and 2011 were as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Accounts receivable, net- a related party:
Accounts receivable from subsidiaries of ReneSola Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	31,010,170	105,531,368
Other receivables- related parties:
Advances of travel and other business expenses to executive directors who are also shareholders (1)	691,242	5,840,380

Total	31,701,412	111,371,748

Accounts payables due to a related party (2)
Accounts payable due to a subsidiary of ReneSola Ltd. (“ReneSola”, controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	35,887,845	30,045,245
Other payables due to a related party (2)
Travelling reimbursements payable to executive directors who are also shareholders	—	109,531
Other payables to Jiangxi Desun Energy Co., Ltd. (Desun, an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest) for leasing of land and buildings	1,094,047	2,161,345

Total	36,981,892	32,316,121

(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b) Related party transactions

For the years ended December 31, 2010, 2011 and 2012, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to nil, RMB32,587,949 and RMB201,355,631, respectively.

For the transactions with Renesola during 2011, the Group enters into raw materials purchases transactions and finished goods sales transactions with the subsidiaries of Renesola. Each of these sales and purchases transactions with the same counterparty is not legally contingent upon each other. These sales and purchases transactions were not conducted simultaneously and there was no direct linkage between any one or group of buy transactions with any one or group of sell transactions. Each buy or sell transaction was separately documented, transacted at the fair market value prevailing at that time and gross-cash settled. These buy and sell transactions with the same counterparty were recognized at gross basis and presented separately as sales and cost of goods sold in the Group’s consolidated financial statements.

For the transactions with Renesola during 2012, these sales and purchases transactions were conducted simultaneously and there was direct linkage between any one or group of buy transactions with any one or group of sell transactions. There was also correlation between the value of raw materials received and the value of finished goods delivered pursuant to the contractual arrangement. These buy and sell transactions with the same counterparty were recognized at net basis and presented separately as sales in the Group’s consolidated financial statements.

For the years ended December 31, 2010, 2011 and 2012, raw materials purchased from a subsidiary of ReneSola amounted to RMB35,250,000, RMB44,512,919 and nil.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Company on July 28, 2008 and became a related party of the Group. For the years ended December 31, 2010, 2011 and 2012, Desun charged Jiangxi Jinko RMB1,100,304, RMB1,100,304 and RMB1,100,304 in rent, respectively (Note 26).

During the years ended December 31, 2011 and 2012, the Shareholders provided guarantees for the Group's several short-term and long-term bank borrowings. As of December 31, 2011 and 2012, the balances of short-term borrowings guaranteed by the Shareholders were RMB244,000,000 and RMB508,254,639, respectively, and the balances of long-term borrowings guaranteed by the Shareholders were RMB80,000,000 and nil, respectively (Note 17).

During the year ended December 31, 2012, Desun provided collateral on its land use rights and buildings, for a short-term bank borrowing of RMB17,000,000 of the Group (Note 17).

25.	CERTAIN RISKS AND CONCENTRATION

a)      Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2011 and 2012, substantially all of the Group's cash were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

b)      Foreign currency risk

The Group has contracts for the purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, Swiss Francs and Euros. For the year ended December 31, 2012, 55% of the Group's revenues are dominated in foreign currencies, including US Dollars, Euros, Australian Dollars, Canadian Dollars and South African Rand. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

c)      Major customers

The Group performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Group maintains an allowance for doubtful accounts based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

The following table summarizes the percentage of the Company’s revenue over 10% of total revenue for the years ended December 31, 2010, 2011 and 2012, and accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2011 and 2012, respectively:

	Revenue
	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Company A	5%	16%	—

	Accounts receivable
	December 31,
	2011	2012
	RMB	RMB
Company B	14%	—
Company C	11%	—

26.	COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights from Desun, under a non-cancelable operating lease expiring in January 2018. In addition, the Group also leased office buildings for its offices under non-cancelable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2013	9,997,574
2014	7,956,089
2015	2,674,185
2016	1,809,349
2017	1,637,673
Years thereafter	1,388,202

Total	25,463,072

Rental expense under all operating leases were RMB4,455,490, RMB5,493,427 and RMB8,588,661 for the years ended December 31, 2010, 2011 and 2012, respectively.

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products or for construction of solar power plants. The Group's total future payments under these purchase agreements amounted to RMB282.1 million as of December 31, 2012.

(c) Contingencies

In the opinion of management, as confirmed by its legal counsel, as of December 31, 2012, the ownership structure of the Group is in compliance with all existing PRC laws and regulations. It is also in the opinion of management that potential losses arising from the ownership structure based on current regulatory environment is remote. However, the Company cannot be assured that the PRC government authorities will not take a view contrary to the opinion of management. In addition, there may be changes and other developments in the PRC laws and regulations or their interpretations. If the current ownership structure of the Group was found to be not in compliance with any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with current or new PRC laws and regulations.

On December 20, 2010, Zhejiang Global Photovoltaic Technology Co., Ltd., or Zhejiang Global, one of our customers, filed an action in Shaoxing People’s Court, Zhejiang Province against Zhejiang Jinko for the late delivery of products and claimed late charges of RMB14 million and the return of advances paid by Zhejiang Global to Zhejiang Jinko of RMB5 million. On April 20, 2011, Shaoxing People’s Court ruled in favor of Zhejiang Global that Zhejiang Jinko must pay the late charge of RMB12 million and return the advances of RMB4.8 million to Zhejiang Global. On May 30, 2011, Zhejiang Jinko filed an appeal to the Shaoxing Intermediate People’s Court, Zhejiang Province. On December 15, 2011, Shaoxing Intermediate People’s Court upheld the judgment of the lower court. On February 9, 2012, Zhejiang Jinko made a payment of RMB17.2 million (US$2.8 million) as damages to Zhejiang Global in compliance with the court judgment..

On March 9, 2011, Jiangsu Yangsheng Energy Technology Co., Ltd., or Jiangsu Yangsheng, one of our customers, filed an action in Haining People’s Court, Zhejiang Province against Zhejiang Jinko for the return of prepayment of RMB8 million and the accrued interest of RMB74,667 due to the delayed return of prepayment. The case was subsequently referred to the Jiaxing Intermediate People’s Court. On February 20, 2012, Jiaxing Intermediate People’s Court ruled in favor of Zhejiang Jinko for lack of contractual relationship between Jiangsu Yansheng and Zhejiang Jinko. On March 6, 2012, Jiangsu Yangsheng filed an appeal to Zhejiang High People’s Court, Zhejiang Province. On July 10, 2012, Zhejiang High People’s Court upheld the judgment of the lower court.

In October 2011, the Group sued Cixi Boneng Photovoltaic Electronic Technology Co., Ltd. (“Boneng”), one of our suppliers, for a breach of contract for damages of RMB29.0 million. In February 2012, Boneng countersued us seeking to recover RMB24.4 million of outstanding payments under the supply contract. In July 2012, the Group settled the cases and made a settlement payment of RMB6 million to Boneng and recorded the reversal of the remaining accrual of RMB17.4 million as income.

In November 2011, the Group sued Henan Zhaoge New Energy Company (“Zhaoge”), a polysilicon supplier with which the Group had entered into a strategic cooperation agreement for our purchase of silicon. The Group sought to recover RMB7.0 million, a portion of the prepayment that the Group made to Zhaoge for our purchase. Zhaoge initiated a countersuit against us. In June 2012, the Group settled the case with Zhaoge, who agreed to provide us with 10 tonnes of silicon and RMB1.0 million. The Group made provisions for RMB4.03 million for the loss of the balance of our prepayment.

On October 11, 2011, JinkoSolar was named as a defendant in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.) (the “U.S. Securities Action”). In addition to JinkoSolar, the complaint also names as defendants Xiande Li, Kangping Chen, Xianhua Li, Wing Koen Siew, Haitao Jin, Zibin Li, Stephen Markscheid, Longgen Zhang or the Individual Defendants, and the underwriters of our initial public offering in May 2010. The plaintiff in the U.S. Securities Action seeks to represent a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 21, 2011, inclusive. The plaintiff alleges that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The complaint also asserts claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. The complaint seeks, among other things, certification of the putative class, unspecified compensatory damages (including interest), and costs and expenses incurred in the action. On March 19, 2012, the court entered an order appointing lead plaintiffs in the U.S. Securities Action.

On June 1, 2012, the court-appointed lead plaintiffs filed an amended complaint (the “Amended Complaint”) asserting similar allegations and the same causes of action as in the original complaint and naming one additional underwriter as a defendant. On August 1, 2012, JinkoSolar filed a motion to dismiss the amended complaint, as did Stephen Markscheid, who was the only Individual Defendant to have been served in the action. On the same date, the underwriter defendants filed a joinder to JinkoSolar’s motion to dismiss. On January 22, 2013, the court issued a Memorandum and Order granting JinkoSolar’s and Stephen Markscheid’s motions to dismiss in their entirety and dismissing the Amended Complaint as against all defendants. The Court entered judgment in favor of defendants on the same date. On February 19, 2013, lead plaintiffs filed a notice of appeal with respect to the court’s January 22, 2013 Memorandum and Order and Judgment. Lead plaintiffs’ appeal is currently pending in the United States Court of Appeals for the Second Circuit. The Company is unable to reliably estimate the probability of the case and the range of any exposure if any.

In July 2008, the Group entered into a long-term supply agreement with Wuxi Zhongcai, a producer of virgin polysilicon materials. The Group provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, the Group sued Wuxi Zhongcai in Shangrao City Intermediate People's Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to us by an affiliate of Wuxi Zhongcai. In January 2013, the Group notified Wuxi Zhongcai to terminate our long-term supply agreement. In February 2013, Wuxi Zhongcai sued us in Shanghai Pudong New Area People's Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments. The Group considered the recovery of the RMB93.2 million unlikely as a result of the polysilicon market conditions, the mutually alleged claims and the adverse developments in the operations of Wuxi Zhongcai and recorded provisions of RMB93.2 million for the balance of our prepayment to Wuxi Zhongcai. As of the date of this report, these suits are still pending. The Company is unable to reliably estimate the probability of the case and the range of any exposure if any.

In March 2012, COGIP S.p.A., or COGIP, one of our customers, initiated arbitration proceedings in the Chinese European Arbitration Centre for approximately EUR20.4 million for damages allegedly relating to the late delivery of modules and defects in our products. The Group responded to the arbitration summons on April 18, 2012 and raised a counterclaim for the outstanding portion of the purchase price of EUR23,310,000.00 plus liquidated damages of 0.5% of this amount per week since March 6, 2012. As of December 31, 2012, the Group have made provision of RMB126 million for the accounts receivable from COGIP. On April 24, 2013, the Group reached a settlement agreement with COGIP, pursuant to which COGIP agreed to pay EUR14 million to us in three installments to settle all claims.

(d) Guarantees

On June 13, 2009, Jiangxi Jinko entered into a loan agreement with Shangrao Heji Investment Co., Ltd. ("Heji"), in the principal amount of RMB100 million with a term of three years. Of this amount, RMB nil was outstanding as of December 31, 2011. In consideration of this loan agreement, Heji required Jiangxi Jinko to enter into a guarantee agreement with Jiangxi International Trust Co., Ltd. ("JITCL") on May 31, 2009 for Heji's payment obligations under its separate trust loan agreement with JITCL ("JITCL Loan Agreement"), under which JITCL extended a loan to Heji in the principal amount of RMB50 million for a term of three years. In the event that Heji fails to perform its obligations under the JITCL Loan Agreement or otherwise defaults thereunder, Jiangxi Jinko will become liable for Heji's obligations under the JITCL Loan Agreement. The Company recorded a guarantee liability of RMB1.5 million as of December 31, 2010 and reclassified to short term liability as of December 31, 2011. Corresponding deferred financing cost was recorded and amortized over the period of Jiangxi Jinko’s long-term borrowing. Jiangxi Jinko has fully repaid the entrusted loans in July 2011. During 2012, Heji repaid the loan and Jiangxi Jinko was released from its obligations.

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

Derivative Liabilities

On a recurring basis, the Company measures the 2010 Performance Adjustment Derivative Liabilities (Note 20) at fair value. Since the 2010 Performance Adjustment Derivative Liabilities are not traded on an exchange, they are valued using a valuation model. Management is responsible for determining the fair value and considered a number of factors including valuations. The 2010 Performance Adjustment Derivative Liability was bifurcated at the fair value measured with the residual financing proceeds attributed to the Series B Redeemable Convertible Preferred Shares on issuance date.

Fair value change in forward contracts

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's derivative instruments have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of US$384.5 million, EUR21.1 million and AUD0.8 million as of December 31, 2012. These foreign exchange forward contracts mature between 1 to 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

Convertible Senior Notes and Capped Call Options

The Company has adopted valuation models to assess the fair value for capped call options and the Notes, as the capped call options are not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. Both capped call options and the Notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. The main inputs to this model include underlying share price, expected share volatility, expected dividend yield, risk free interest rate etc.

Recurring change in fair value

As of December 31, 2011 and 2012, information about inputs into the fair value measurements of the Company's assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2011	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contracts	64,954,682	—	64,954,682	—
Capped call options	16,408,445	—	—	16,408,445

Liabilities:
Foreign exchange forward contracts	5,524,497	—	5,524,497	—
Convertible senior notes	387,777,235	—	—	387,777,235

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2012	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange forward contracts	12,930,159	—	12,930,159	—
Capped call options	16,131,208	—	—	16,131,208

Liabilities:
Foreign exchange forward contracts	5,490,630	—	5,490,630	—
Convertible senior notes	483,581,668	—	—	483,581,668

The Group's foreign exchange forward contracts are not traded on an exchange, the Group values them using valuation models. The valuation of these contracts used interest rate yield curves and foreign exchange rates as the significant inputs in the valuation models. These inputs are observable in active markets over the terms of the instruments the Group holds.

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2012 was as follows:

Balance at January 1, 2012	387,777,235
Foreign exchange gain	(1,047,241)
Change in fair value of convertible senior notes	96,851,674
Balance at December 31, 2012	483,581,668

A summary of changes in Level 3 fair value of Capped call options for the year ended December 31, 2012 was as follows:

Balance at January 1, 2012	16,408,445
Foreign exchange gain	31,815
Change in fair value of capped call options	(309,052)
Balance at December 31, 2012	16,131,208

A summary of the assumptions used in the valuation of convertible senior notes and Capped call options was as follows:

	As of December 31,
	2011	2012
	RMB	RMB
Fair value of ADS	US$ 5.00	US$ 6.21
Strike Price	US$ 33.75	US$ 33.75
Risk Free Interest Rate	0.72%	0.47%
Dividend Yield	0%	0%
Standard Volatility	112.22%	87.56%

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	For the year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB
Foreign exchange forward contracts	98,039,341	36,604,889	(9,043,079)
Embedded derivatives	54,938	—	—
Convertible senior notes	—	398,030,217	(96,851,674)
Capped call options	—	(98,282,510)	(309,052)
Total	98,094,279	336,352,596	(106,203,805)

Non-recurring change in fair value

As of December 31, 2011

Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2011	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (losses)
Goodwill	-	-	-	-	RMB45,645,832

The goodwill relating to the acquisition of Zhejiang Jinko has been fully impaired of RMB45,645,832 (Note 3).

As of December 31, 2012

Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2012	Quote Prices in Active market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (losses)
Long-lived assets	RMB4,232,012,975			RMB4,232,012,975	RMB65,476,299

The long-lived assets represent property, plant and equipment for production of cell production line that had become obsolete (Note 10).

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, long-lived assets held and used with a carrying amount of RMB65,476,299 were written down to their fair value of RMB 0, resulting in an impairment charge of RMB65,476,299, which was calculated based on Level 3 Inputs and included in earnings for the period.

28.	RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by the Company's PRC subsidiaries that are registered as wholly owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company does not currently require any such dividends, loans or advances from the Company's PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the Company's shareholders. Restricted net assets were RMB3,131,747,833, 37% of total assets as of December 31, 2012.

29.	SUBSEQUENT EVENTS

Subsequent to December 31, 2012, the Group obtained additional short-term and long-term bank borrowings (Note 17).

On January 29, 2013, the Group issued unsecured six-year bonds with an aggregate principal amount of RMB800 million which bears a fixed annual interest rate of 8.99% and will mature on January 29, 2019. At the end of the third year in the life of the bonds, the Group has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require the Company to repurchase all or part of their bonds, at such time. The proceeds from the issuance of the bonds were originally intended to be used for capital expenditure of solar cell and modules facility. The Group has changed the purpose of use of proceeds to develop solar power plant plants with RMB 640 million and for working capital purpose of RMB 160 million prior to the required approval by the bond holders as well as filing with the relevant government authority. A bond holders meeting held on April 25, 2013 approved the change of the usage and as of the date of report, the Group is in the process of the filing with relevant government authority.

On March19, 2013, the Group entered into loan facilities for an aggregate principal amount of RMB360 million and a term of 15 years with China Development Bank. The Company will use the financing to develop its domestic solar power plant projects.

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

The Company did not have any significant commitment, long term obligation, or guarantees as of December 31, 2011 and 2012.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	Year ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	USD
				(Note 2 (aj))
Net revenues	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating expenses	(5,867,589)	(7,319,613)	(8,459,461)	(1,357,838)

Loss from operations	(5,867,589)	(7,319,613)	(8,459,461)	(1, 357,838)
Convertible senior notes issuance costs	—	(24,463,052)	—	—
Share of income /(loss) from subsidiaries and affiliates	884,060,266	26,457,224	(1,405,807,872)	(225,647,722)
Interest income/(expense), net	1,342	(19,844,874)	(31,043,624)	(4,982,847)
Exchange gain/(loss)	291,950	(1,204,936)	49,615	7,964
Other expense	3,332,320	(29,637)	—	—
Change in fair value of embedded derivative	54,938	—	—	—
Change in fair value of convertible senior notes and capped call option	—	299,747,707	(97,160,726)	(15,595,372)
Income before income tax expenses	881,873,227	273,342,819	(1,542,422,068)	(247,575,815)
Income tax expenses	—	—	—	—
Net income for the year	881,873,227	273,342,819	(1,542,422,068)	(247,575,815)
Series A Redeemable Convertible Preferred Shares accretion	(13,433,242)	—	—	—
Series B Redeemable Convertible Preferred Shares accretion	(17,479,734)	—	—	—
Allocation to preferred shareholders	(15,156,606)	—	—	—

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	835,803,645	273,342,819	(1,542,422,068)	(247,575,815)

Condensed balance sheets:

	December 31, 2011	December 31, 2012	December 31, 2012
	RMB	RMB	USD
			(Note 2 (aj))
ASSETS
Current assets:
Cash and cash equivalents	17,279,974	2,260,713	362,869
Due from subsidiaries	583,271,399	545,695,322	87,590,139
Other current assets	33,681,614	27,551,909	4,422,386
Total current assets	634,232,987	575,507,944	92,375,394
Investments in subsidiaries	2,703,338,634	1,325,667,558	212,784,315
Capped call option	16,408,445	16,131,208	2,589,237
Total assets	3,353,980,066	1,917,306,710	307,748,946

LIABILITIES
Current liabilities:
Due to subsidiaries	65,331,777	61,197,969	9,822,952
Other current liabilities	5,680,539	7,404,779	1,188,549
Total current liabilities	71,012,316	68,602,748	11,011,501
Convertible senior notes	387,777,235	483,581,668	77,620,210
Total liabilities	458,789,551	552,184,416	88,631,711
Shareholders' Equity
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 89,435,058 and 88,758,778 shares issued and outstanding as of December 31, 2011and 2012, respectively)	13,200	13,202	2,119
Additional paid-in capital	1,507,224,827	1,524,728,796	244,735,846
Treasury stock, at cost; 1,028,920 and 1,723,200 shares of ordinary shares as of December 31, 2011 and 2012, respectively	(8,354,423)	(13,875,553)	(2,227,180)
Retained earnings/(accumulated losses)	1,396,441,522	145,980,546	23,431,494
Accumulated other comprehensive loss	(134,611)	236,395	37,944
Total Shareholders' Equity	2,895,190,515	1,365,122,294	219,117,235

Total liabilities and shareholders' equity	3,353,980,066	1,917,306,710	307,748,946

The balance due from subsidiaries represented the expenses paid on behalf by the Company for its subsidiaries.

Other current assets mainly represented the prepaid insurance premium, prepaid rent and other miscellaneous expenses.

The balance due to subsidiaries represented the professional service fees paid by Jiangxi Jinko.

Other current liabilities represented accrual for unpaid professional service fees.

The Company has long term obligations arising from the issuance of Convertible Senior Notes (See Note 21 of the notes to the consolidated financial statements).

 Condensed statements of cash flows:

	For the years ended
	2010	2011	2012	2012
	RMB	RMB	RMB	USD
				(Note 2 (al))
Cash flows from operating activities:
Net income	881,873,227	273,342,819	(1,542,422,068)	(247,575,815)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of embedded derivatives	(54,938)	—	—	—
Change in fair value of convertible senior notes	—	(398,030,217)	96,851,674	15,545,766
Change in fair value of capped call option	—	98,282,510	309,052	49,606
Share of (income)/loss from subsidiaries	(884,060,266)	(26,457,224)	1,405,807,872	225,647,722
Exchange (gain)/loss	(291,950)	1,204,936	(49,615)	(7,964)
Changes in operating assets and liabilities:
(Increase)/decrease in due from subsidiaries	(1,662,280)	(571,729,995)	27,696,952	4,445,668
Decrease/(increase) in other current assets	2,795,634	2,567,600	769,436	123,503
Increase in due to a subsidiary	16,417,507	44,435,210	(4,133,808)	(663,522)
(Decrease)/increase in other current liabilities	(886,756)	(19,959,953)	647,916	104,000
Net cash from/(used in) operating activities	14,130,178	(596,344,314)	(14,522,589)	(2,331,036)

Cash flows from investing activities:
Investments in subsidiaries	(821,266,865)	—	(543,555)	(87,247)
Net cash used in investing activities	(821,266,865)	—	(543,555)	(87,247)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	814,286,284	—	—	—
Proceeds from exercise of share options	2,076,090	3,759,081	—	—
Proceeds from issuance of convertible senior notes	—	812,525,000	—	—
Repurchase of convertible senior notes	—	(5,222,773)	—	—
Cash paid for capped call option	—	(117,003,600)	—	—
Prepayment for share repurchase	—	(31,924,842)	—	—
Repurchase of common stock	—	(56,857,774)	—	—
Net cash provided by financing activities	816,362,374	605,275,092	—	—
Effect of foreign exchange rate changes on cash	(141,556)	(734,935)	46,883	7,525
Net increase in cash	9,084,131	8,195,843	(15,019,261)	(2,410,758)
Cash and cash equivalents, beginning of year	—	9,084,131	17,279,974	2,773,627
Cash and cash equivalents, end of year	9,084,131	17,279,974	2,260,713	362,869

Supplemental disclosure of non-cash investing and financing cash flow information
Shares repurchase utilized prepayment made in prior year	—	—	5,521,130	886,202
Proceeds from exercise of share options received in subsequent year	—	—	160,861	25,820

