Form 20-F/A
period 2012-12-31
JinkoSolar Holding Co., Ltd.
filed 2013-05-23
CIK 1481513

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
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE

We are filing this Amendment No. 1 on Form 20-F/A to our annual report on Form 20-F for the fiscal year ended December 31, 2012 which was originally filed with the Securities and Exchange Commission on April 30, 2013, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the Form 20-F. This Amendment does not reflect events that have occurred after the April 30, 2013 filing date of the annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F/A for the fiscal year ended December 31, 2012 on its behalf.

JinkoSolar Holding Co., Ltd.

By: /s/ Kangping Chen

Name: Kangping Chen

Title: Director and Chief Executive Officer

Date: May 23, 2013

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