Form 20-F
period 2013-12-31
JinkoSolar Holding Co., Ltd.
filed 2014-04-18
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

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

108,051,630 shares, par value US$0.00002 per share, as of December 31, 2013.

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

Item 16H.	MINE SAFETY DISCLOSURE	123

Item 17.	FINANCIAL STATEMENTS	123

Item 18.	FINANCIAL STATEMENTS	123

Item 19.	EXHIBITS	123

SIGNATURES		125

ii

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “JinkoSolar” refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;

•	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated.

•	“2011”, “2012” and “2013” refers to our fiscal years ended December 31, 2011, 2012 and 2013, respectively;

•	“ADRs” refers to the American depositary receipts evidencing our American depositary shares;

•	“ADSs” refers to our American depositary shares, each representing four of our ordinary shares;

•	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards;

•	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC61215:2005 and IEC61730-2:2004 standards;

•	“DQS-UL” refers to the certificate issued by DQS GmbH certifying that our quality management system for both of the manufacture of silicon wafers and the design, manufacture and relative activities of solar modules in Jiangxi Jinko complies with ISO9001:2008 standard;

•	“Euro” or “€” refers to the legal currency of the European Union;

•	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC61215: 2005, IEC61730-1: 2004 and IEC61730-2 :2004 standards;

•	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest; Jiangxi Desun’s financial results were consolidated into our financial statements from June 6, 2006 to July 28, 2008;

•	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•	“JIS Q 8901” refers to the certificate for the Japanese market from TUV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;

•	“kWh” refers to kilowatt-hour(s);

•	“kWp” refers to kilowatt-peak, a measurement of power output, most often used in relation to photovoltaic solar energy devices;

•	“LRQA” refers to the certificate issued by Lloyd’s Register Quality Assurance to certify that our quality management system of the design, development and production of solar cells and solar modules in Zhejiang Jinko complies with the ISO9001:2008 standard;

•	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;

•	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;

•	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;

•	“outstanding ordinary shares” and “shares issued and outstanding” refer to our outstanding ordinary shares as of the date of this annual report, excluding the 2,728,628 ordinary shares issued to the depositary and reserved for future grants under our 2009 Long Term Incentive Plan;

•	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“Topoint” refers to Zhejiang Topoint Photovoltaic Co., Ltd., Zhejiang Yutai Photovoltaic Material Co., Ltd., Zhejiang Weishida Photovoltaic Material Co., Ltd., and Zhejiang Jiutai New Energy Co., Ltd., collectively;

•	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;

•	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“watt” or “W” refers to the measurement of total electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts; and

•	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2011, 2012 and 2013 and as of December 31, 2012 and 2013.

Part I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues	1,567,859.6	4,654,854.7	7,384,951.4	4,794,768.4	7,078,838.5	1,169,340.8
Cost of revenues	(1,337,647.5)	(3,297,468.9)	(6,235,100.2)	(4,562,531.3)	(5,641,487.1)	(931,907.3)
Gross profit	230,212.1	1,357,385.8	1,149,851.2	232,237.1	1,437,351.4	237,433.5
Total operating expenses	(107,739.4)	(367,463.5)	(833,965.5)	(1,465,724.3)	(791,806.0)	(130,797.0)
Income/(loss) from operations	122,472.6	989,922.3	315,885.7	(1,233,487.2)	645,545.4	106,636.5
Interest expenses, net	(29,936.8)	(64,268.4)	(182,502.2)	(221,719.8)	(223,376.9)	(36,899.2)
Convertible senior notes issuance costs	—	—	(30,154.1)	—	—	—
Subsidy income	8,569.1	15,696.6	25,553.8	40,902.6	7,583.2	1,252.6
Investment (loss)/gain	82.1	60.1	—	—	—	—
Exchange loss	(2,181.5)	(10,143.4)	(138,994.3)	(36,472.7)	(38,468.0)	(6,354.5)
Other(expense)/ income, net	(1,338.6)	(1,357.9)	28,257.1	4,263.5	6,871.9	1,135.2
Change in fair value of forward contracts	—	98,039.3	36,604.9	(9,043.1)	48,390.4	7,993.5
Change in fair value of embedded derivatives	(13,599.3)	55.0	—	—	—	—
Change in fair value of convertible senior notes and capped call options	—	—	299,747.7	(97,160.7)	(212,906.6)	(35,169.7)
Income/(loss) before income taxes	84,067.6	1,028,003.6	354,398.6	(1,552,717.4)	233,639.4	38,594.5
Income tax (expense)/benefit	1,342.0	(146,130.4)	(81,072.7)	8,917.6	(18,532.4)	(3,061.3)
Equity in losses of affiliated companies	—	—	—	(16.3)	(25,615.0)	(4,231.3)
Net income/loss	85,409.6	881,873.2	273,325.9	(1,543,816.1)	189,492.0	31,301.8
Add: Net (income)/loss attributable to the non-controlling interests	—	—	16.9	1,394.0	1,480.1	244.5
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.	85,409.6	881,873.2	273,342.8	(1,542,422.1)	188,011.8	31,057.3
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
Basic	(0.73)	11.16	2.91	(17.38)	2.00	0.33
Diluted	(0.73)	10.92	(1.23)	(17.38)	1.96	0.32
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS(1)
Basic	(2.93)	44.64	11.64	(69.52)	8.00	1.32
Diluted	(2.93)	43.69	(4.92)	(69.52)	7.84	1.28
Weighted average ordinary shares outstanding
Basic	50,731,450	74,896,543	93,966,535	88,752,706	94,018,394	94,018,394
Diluted	50,731,450	80,748,080	102,686,971	88,752,706	96,035,985	96,035,985

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2009	2010	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	152,479.6	521,204.8	433,851.0	279,130.0	456,076.2	75,338.4
Restricted cash	72,827.2	416,789.7	146,175.5	140,760.8	398,499.7	65,827.5
Restricted short-term investments	50,462.3	34,705.8	494,215.0	722,461.3	734,093.3	121,263.6
Account receivable, net – related parties	100.4	100.4	31,010.2	105,531.4	284,142.0	46,936.9
Accounts receivable, net – third parties	236,796.6	576,796.4	1,600,206.9	1,712,685.2	1,648,748.0	272,353.8
Advances to suppliers, net – third parties	93,324.1	339,738.1	208,104.1	63,553.0	70,017.2	11,566.0
Inventories	245,192.4	819,514.5	798,075.3	527,962.4	712,029.2	117,618.8
Total current assets	970,650.4	3,194,474.1	4,608,473.7	3,985,609.2	5,342,722.6	882,554.9
Project assets	—	—	272,504.7	536,391.1	1,358,944.5	224,481.6
Property, plant and equipment, net	741,481.4	1,938,978.2	3,568,294.3	3,329.872.7	3,186,998.0	526,454.6
Land use rights, net	228,377.5	261,858.6	368,042.9	365,749.2	359,084.9	59,316.6
Advances to suppliers to be utilized beyond one year	230,899.5	234,577.1	209,630.9	—	—	—
Total assets	2,242,649.3	5,880,345.8	9,176,399.3	8,372,320.3	10,611,225.1	1,752,849.5
Accounts payable – a related party	—	—	35,887.8	30,045.2	2,468.4	407.7
Accounts payable – third parties	99,932.8	355.011.7	340,998.6	1,347,327.0	1,765,268.3	291,601.6
Notes payable	81,643.2	571,522.2	909,830.6	1,149,136.5	1,411,994.1	233,244.8
Accrued payroll and welfare expenses	34,989.3	96,853.9	176,647.8	206,425.1	238,654.5	39,422.9
Advance from third party customers	36,777.8	164,956.9	85,524.0	121,031.2	147,583.3	24,379.0
Bonds payable and accrued interests	—	—	1,039,635.3	313,689.8	66,725.8	11,022.3
Short-term borrowings from third parties (including current portion of long-term borrowings)	576,084.0	1,171,776.3	2,200,032.1	2,245,630.8	1,974,593.9	326,179.7
Total current liabilities	946,782.3	2,941,912.9	5,642,586.6	6,238,443.5	7,237,114.3	1,195,486.1
Long-term borrowings	348,750.0	269,250.0	155,500.0	167,000.0	362,000.0	59,798.1
Convertible senior notes	—	—	387,777.2	483,581.7	—	—
Total liabilities	1,299,811.8	3,215,143.9	6,271,225.8	6,998,508.9	8,590,611.5	1,419,067.9
Series A redeemable convertible preferred shares	189,057.9	—	—	—	—	—
Series B redeemable convertible preferred shares	287,703.8	—	—	—	—	—
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	466,075.8	2,665,201.9	2,895,190.5	1,365,122.3	2,009,742.8	331,985.9
Non-controlling interests	—	—	9,983.1	8,689.1	10,870.8	1,795.7
Total liabilities and shareholders’ equity	2,242,649.3	5,880,345.8	9,176,399.3	8,372,320.3	10,611,225.1	1,752,849.5

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 11, 2014, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was 6.2111 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3043	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014 (through April 11, 2014)	6.2111	6.1578	6.2273	6.0402
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.0591	6.1448
March	6.2117	6.1707	6.2273	6.1183
April (through April 11, 2014)	6.2111	6.2073	6.2123	6.1966

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The rate and extent of market acceptance for solar power depends on the availability of government subsidies and the cost-effectiveness, performance and reliability of solar power relative to conventional and other renewable energy sources. Changes in government policies towards solar power and advancements in photovoltaic, or PV, technologies could significantly affect the demand for solar power products.

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. As a result, the average selling price of our solar modules, which represented 94.1% of our total revenue in 2013, decreased from RMB8.7 per watt for 2011 to RMB4.3 per watt for 2012, and further decreased to RMB3.8 (US$0.62 per watt) per watt for 2013.

Although the average selling price of solar modules largely remained stable from January 1, 2014 to the date of this annual report, we cannot assure you that the price of solar modules will not decline further in the future. Any reduction in the price of solar modules will have a negative impact on our revenue and results of operations. As a result, we may not continue to be profitable on a quarterly or annual basis. For example, we experienced net losses in each quarter from the fourth quarter of 2011 to the first quarter of 2013. In addition, if demand for solar power projects and solar power products weakens in the future, our business and results of operations may be materially and adversely affected.

Solar project development may not proceed as expected and may not be successfully completed, which could increase our costs, impair our ability to recover our investments and have a material adverse effect on our business, financial condition and results of operations.

Leveraging our experience in manufacturing high quality solar modules and our experience in the PV industry, we started our solar project development business in 2011. The development and construction of solar projects involve numerous risks and uncertainties. We may be required to spend significant amounts of money for land and interconnection rights, preliminary engineering, permitting, legal and other expenses before we can determine whether a project is economically, technologically or otherwise feasible. Success in developing a particular project is contingent upon, among other things:

•	negotiation of satisfactory engineering, procurement and construction agreements;

•	securing a project site, necessary rights of way and satisfactory land rights;

•	receipt from governmental authorities of required land use and construction permits and approvals;

•	receipt of rights to interconnect the project to the electric grid or to transmit energy;

•	payment of interconnection and other deposits, some of which are non-refundable;

•	financeable arrangements for the purchase of the solar power and renewable energy attributes generated by the project;

•	construction financing, including debt, equity and funds from tax credits and other tax benefits; and

•	timely implementation and satisfactory completion of construction.

Successful completion of a particular project may be adversely affected by numerous factors, including without limitation:

•	delays in obtaining and maintaining required governmental permits, licenses and approvals;

•	inability to procure adequate financing, especially for engineering, procurement and construction;

•	potential challenges from project stakeholders, such as local residents, environmental organizations and others who may not support the project;

•	unforeseen engineering problems;

•	construction delays and contractor performance shortfalls;

•	work stoppages;

•	cost over-runs;

•	labor, equipment and materials supply shortages or disruptions;

•	unfavorable tax treatment;

•	adverse weather conditions;

•	adverse environmental and geological conditions; and

•	force majeure and other events beyond our control.

Accordingly, some of the solar projects in our pipeline may not be completed or even proceed to construction. If a number of projects are not completed, our business, financial condition and results of operations could be materially and adversely affected.

The delay between making significant upfront investments in our projects and receiving revenue could materially and adversely affect our business and results of operations.

There are generally many months or even years between our initial significant upfront investments in solar projects and when those projects begin to generate revenue. These upfront investments include payments for land rights, large transmission and power purchase agreement deposits or other payments, all of which may be non-refundable. Although the National Development and Reform Commission, or the NDRC, the National Energy Commission and the Ministry of Finance, or the MOF, instituted a number of measures to standardize settlement of feed-in tariffs in 2013, there have historically been significant delays in the payment of China’s renewable energy subsidies, even after electricity has been sold to grid. Furthermore, we rely on long-term financing, such as equity financing or debt financing with long investment horizons, such as our financing from China Development Bank, to reduce risks associated with our solar projects. The delay between generating revenue and making upfront investments could adversely affect our business and results of operations. Furthermore, our ability to simultaneously fund our operations may be constrained by our inability to recognize revenue.

We are subject to risks associated with construction, cost overruns, delays and other contingencies.

Construction of our solar projects may be adversely affected by circumstances outside of our control, including inclement weather, acts of God, delays in regulatory approvals, or third-party delays in providing inverters or other equipment or materials. Shortages of skilled labor could also significantly delay a project or otherwise increase our costs. Changes in project plans or defective or late execution may increase our costs and reduce our margins.

To expand our solar project development business, we must find and obtain land use rights for suitable solar project sites.

Solar projects require solar conditions that can only be found in a limited number of geographic areas and project sites. Further, large utility-scale solar projects must be interconnected to electricity transmission grids in order to deliver electricity. Once we have identified a suitable solar site, our ability to obtain requisite land use rights with respect to the site is subject to growing competition from other solar power producers that may have better access to local government support, financial or other resources to locate and obtain land use rights of such sites. Our competitors may impede our development efforts by acquiring control of all or a portion of a solar site we seek to develop. If we were unable to find or obtain land use rights for suitable solar sites, our ability might be harmed to develop new solar projects on a timely basis or at all, which could have a material adverse effect on our business, financial condition and results of operations.

We may not compete effectively in the bidding process for solar projects.

Our solar projects are frequently awarded through a competitive bidding process. We compete for project awards based on, among other things, pricing, technical and engineering expertise, past experience, track record and financing resources and capabilities. It is difficult to predict whether and when we will be awarded a new solar project. The bidding and selection process are affected by a number of factors, including factors which may be beyond our control, such as market conditions or government incentive programs. Any increase in competition during the bidding process or reduction in our competitive capabilities could have a significant adverse impact on our market share and on the margins we generate from our projects.

We rely on local grid companies for grid connection and grid companies may not have adequate transmission capacity or may be unwilling to purchase and transmit electricity generated by our solar power plants. In addition, the on-grid tariff and preferential tax treatment applicable to us are subject to changes.

We must obtain consents from local grid companies to connect our solar power plants to their power grids before constructing an on-grid integrated solar system. Such consent depends on a number of external factors, including the availability of existing grids with adequate transmission capacity, progress of grid construction or system upgrades, the distance between our preferred sites and the local grids, and the costs of additional interconnection facilities. Many of these factors are beyond our control. We may not be able to obtain all necessary consents for our new solar power system integration projects in a timely manner, or at all.

Further, under the current regulatory framework in the PRC, grid companies generally must purchase and dispatch all electricity generated by renewable energy producers within the coverage of their grids. Solar power stations with grid connection voltage of not more than 10 Kilovolts and installation capacity of not more than 6 MW are all allowed to apply for connection to large grid, with State Grid Corporation of China offering free connection service throughout the entire process. In case of PV power generation projects connected to public grids, grid companies are responsible for investment and construction of the connection projects and related modification of public grids, and for PV power generation projects connected to users’ end through the public grid, grid companies are responsible for investment and construction of public grids’ modification related to the connection. However, we cannot assure you that local grid companies will comply with these obligations at all times or at all. In addition, solar power plants and other renewable energy facilities of our competitors located near our solar power system integration projects may compete with us to secure grid connections. Grid companies may not have adequate transmission capacity or may be unwilling to purchase and transmit electricity generated by our solar power plants. We may not be able to dispatch electricity when our solar power system integration projects commence operations, which could have a material adverse effect on our revenue and results of operations.

In addition, the on-grid tariff and preferential tax treatment applicable to us are subject to changes. Historically, there was no national feed-in tariff mechanism for on-grid solar power plants. In July 2011, the NDRC launched the unified pricing mechanism for on-grid solar power plants in China. Pursuant to the unified pricing mechanism, the on-grid tariff (including value added tax) for on-grid solar power plants either approved after July 1, 2011 or completed after December 31, 2011 was RMB1.00 per kWh (excluding on-grid solar power plants located in Tibet). For the on-grid solar power plants sponsored by central government subsidies, the desulphurized coal benchmark price shall apply. On August 30, 2013, the Price Department of the NDRC released new subsidy details for solar projects in China. Transmission-grid-connected projects will receive a feed-in-tariff of RMB0.90 to RMB1.00 per kWh, whereas distribution-grid-connected projects will receive a premium of RMB0.42 per kWh in addition to the desulphurized coal benchmark price. Furthermore, from October 1, 2013 to December 31, 2015, taxpayers selling electricity products produced themselves using solar energy are entitled to a 50% immediate refund when they pay value added tax. Although we have received the refund for taxes paid related to the electricity produced by certain solar plant subsidiaries as of the date of this annual report, we cannot be certain that we will continue to receive such refund for all our solar plant subsidiaries in the future. We also cannot assure you that the tariffs or preferential tax treatment for solar power projects will not decrease or expire in the future. The occurrence of any of the foregoing may cause us to substantially change our planned projects, incur significant costs and increase the risk of our future investment, and materially and adversely affect our business prospects and results of our on-grid solar power plant and solar system integration service business.

We require a significant amount of cash to fund our operations and future business developments; if we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations, including the development of solar projects and payments to suppliers for our polysilicon feedstock. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, as well as our research and development activities in order to remain competitive. We had negative working capital as of December 31, 2013. Management believes that our current cash position, the cash expected to be generated from operations, the proceeds from our recent equity and debt offerings, and funds available from borrowings under our bank facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the 12 months following December 31, 2013. However, in light of the amount of bank borrowings and bonds due in the near term future, and the put option of our convertible senior notes becoming exercisable in May 2014, we may need to reduce discretionary spending. Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	the state of global credit markets;

•	general market conditions for financing activities by companies in our industry; and

•	economic, political and other conditions in China and elsewhere.

Any additional equity financing may be dilutive to our shareholders and any debt financing may require restrictive covenants. Additional funds may not be available on terms commercially acceptable to us. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives. See “—Our substantial indebtedness could adversely affect our business, financial condition and results of operations.”

The oversupply of solar cells and modules in the solar industry may cause substantial downward pressure on the prices of our products and reduce our revenue and earnings.

In 2011, the solar industry experienced oversupply across the value chain, and by the end of the year, solar module, cell and wafer pricing all decreased. Demand for solar products remained soft in 2012 and at the end of 2012, solar module, cell and wafer pricing had all further decreased. Although the global economy has improved since 2013, demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that typically purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.

Our average module selling price decreased from RMB8.7 per watt for 2011 to RMB4.3 per watt for 2012 and RMB3.8 (US$0.62 per watt) for 2013. Continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar cells and modules, including our products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices, or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

Revisions, reductions or the elimination of government subsidies and economic incentives for the use and development of solar power products and solar power projects may have a material adverse effect on our results of operations and business prospects.

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives because the cost of solar power currently exceeds, and we believe will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy. We received government grants totaling RMB117.2 million, RMB160.7 million and RMB70.9 million (US$11.7 million) for 2011, 2012 and 2013, respectively, which included government grants for assets, our expansion of production scale, technology upgrades, the development of export markets and the development of solar projects. In addition, our solar power projects generally receive feed-in tariffs, which are another form of government subsidies. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods.

Various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources, including certain countries in Europe, notably Italy, Germany, France, Belgium and Spain; certain countries in Asia, including China, Japan, India and South Korea; countries in North America, such as the United States and Canada; as well as Australia and South Africa. Examples of government-sponsored financial incentives to promote solar power include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain and Canada. The German market represents a major portion of the world’s solar market due in large part to government policies that established high feed-in tariff rates. However, since 2010, the German government has introduced legislation to reduce the feed-in-tariff program due to the strong growth of its domestic solar market. In 2009, the Spanish government continued reductions in the feed-in tariff as a result of its government’s spending cut backs, which resulted in a weakened solar market. In 2010, Italy also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In 2011 and 2012, several countries, including Germany, Italy, Spain, our three largest export markets, and certain other major markets for solar power and solar power products, such as Greece, France and Belgium, continued to reduce their feed-in tariffs as well as other incentive measures.

In 2013, we generated 51.1% of our total revenue from overseas markets, and South Africa, Germany and the United States, our three largest export markets, represented 9.6%, 8.2% and 5.9% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. Since the first half of 2010, as a result of the growth of newly available polysilicon manufacturing capacity worldwide, there has been an increased supply of polysilicon, which has driven down its price and the price of its downstream products. Since the second half of 2011, the prices of polysilicon and silicon wafers further fell significantly. As the polysilicon raw materials became more accessible to producers, the global production and supply of solar cell and module products has experienced considerable growth, which has imposed substantial downward pressure on the price of solar module products, including our solar module products. From 2011 to 2012, the prices of solar products declined, and prices began to stabilize since the first half of 2013.

We expect that the prices of virgin polysilicon feedstock may continue to be subject to volatility, making our procurement planning challenging. For example, if we refrain from entering into fixed-price, long-term supply contracts, we may miss the opportunities to secure long-term supplies of virgin polysilicon at favorable prices if the spot market price of virgin polysilicon increases significantly in the future. On the other hand, if we enter into more fixed-price, long-term supply contracts, we may not be able to renegotiate or otherwise adjust the purchase prices under such long-term supply contracts if the spot market price declines. As a result, our cost of silicon raw materials could be higher than that of our competitors who source their supply of silicon raw materials through floating-price arrangements or spot market purchases. To the extent we may not be able to fully pass on higher costs and expenses to our customers, our profit margins, results of operations and financial condition may be materially and adversely affected.

We may not be able to obtain sufficient silicon raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

In 2011, 2012 and 2013, our five largest suppliers accounted for approximately 57.8%, 63.2% and 62.1%, respectively, of our total silicon purchases by value. In 2013, two of our suppliers individually accounted for more than 10% and our largest supplier accounted for 24.2% of our total silicon purchases by value. In 2012, four of our suppliers individually accounted for more than 10% and our largest supplier accounted for 20.5% of our total silicon purchases by value. In 2011, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 16.5%, of our total silicon purchases by value.

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

The loss of, or a significant reduction in orders from, any of our customers could significantly reduce our revenue and harm our results of operations.

In 2011, 2012 and 2013, sales to our top five customers represented 33.6%, 18.3% and 30.3% of our total revenue, respectively. In 2013, our largest customer accounted for 10.7% of our total revenue. In 2012, no customer generated sales that individually exceeded 10% of our total revenue. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

Our future success depends in part on our ability to expand our business into downstream markets. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations in future periods.

We have been expanding our business downstream domestically. These expansion plans may include investments in downstream companies and joint ventures and alliances with third parties for balance of system technologies, engineering, procurement and construction services, and related financing needs. These plans may require significant capital expenditures, which could be used in pursuit of other opportunities and investments. Additionally, our experience in the solar power products manufacturing industry may not be as relevant or applicable downstream. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Furthermore, we may not be able to manage or control entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired downstream operations.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2013, we had approximately RMB70.0 million (US$11.6 million) of advances to suppliers. We generally do not receive collateral to secure such payments for these contracts and the collateral we received are deeply subordinated and shared with all other customers and other senior lenders of the supplier.

Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. For example, on June 13, 2012, we terminated our supply agreement with one of our former polysilicon providers, Hoku Materials, Inc., or Hoku, in light of adverse developments in Hoku’s operations. We did not receive any shipments from Hoku throughout the term of the supply agreement. Upon the termination of the supply agreement, we demanded that Hoku return all outstanding prepayments we made to Hoku as well as pay associated charges and interests, but we have not yet received such payments. As a result, we fully provided for RMB129.8 million of the outstanding balance of prepayments we made to Hoku. In addition, in January 2013, we notified Wuxi Zhongcai Technological Co. Ltd., or Wuxi Zhongcai, another of our former polysilicon providers, to terminate our long-term supply agreement, in response to adverse developments in Wuxi Zhongcai’s business. In February 2013, we became involved in litigation with Wuxi Zhongcai over the supply agreement. We have fully provided for RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Decreases in the price of silicon raw materials and solar power products, including solar modules, may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the prices of silicon raw materials and solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB201.7 million, RMB332.3 million and RMB163.7 million (US$27.0 million) in 2011, 2012 and 2013, respectively. If the prices of silicon materials and solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Increases in electricity costs or a shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. Electricity prices in China have increased in the past few years and are expected to continue to increase in the future. Our average per kilowatt-hour, or kWh, electricity prices were RMB0.675, RMB0.734 and RMB0.700 (US$0.116) in 2011, 2012 and 2013, respectively. Our electricity prices decreased during 2013, as the local electricity bureau reduced the electricity price, as the amount of electricity delivered increased. Our electricity costs may become substantially higher than our competitors, which could diminish our competitive advantage and adversely affect our business, financial condition and results of operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. We cannot assure you that there will not be disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs, shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

The markets for solar power products are intensely competitive. We compete with manufacturers of solar power products such as Trina Solar Ltd., or Trina, Yingli Green Energy Holding Co., Ltd., or Yingli Green Energy, Canadian Solar Inc. and ReneSola Ltd. in a continuously evolving market. Recently, some downstream manufacturers have also built out or expanded their silicon wafer or solar cell production operations. Some of these competitors are also our customers and suppliers.

Some of our current and potential competitors have a longer operating history, stronger brand recognition, more established relationships with customers, greater financial and other resources, a larger customer base, better access to raw materials and greater economies of scale than we do. Furthermore, some of our competitors are integrated players in the solar industry that engage in the production of virgin polysilicon. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers, downstream customers or both.

We may also face extensive competition in developing solar power projects and providing solar system integration services from competitors such as Trina, Yingli Green Energy, Canadian Solar Inc. and ReneSola Ltd. Some of our potential competitors in that market may have a longer history, more extensive experience in this industry, greater financial and other resources, stronger brand recognition, stronger relationships with customers and greater economies of scale than we do. Moreover, the key barriers to entry into the project development and system integration business at present consist of availability of financing, availability of experienced technicians and executives who are familiar with the industry and the implementation of market access standards. If these barriers disappear or become more easily surmountable, new competitors may successfully enter into the market, resulting in the loss of our market share and increased price competition, which could adversely affect our operating and net margins.

The solar industry faces competition from other types of renewable and non-renewable power industries.

The solar industry faces competition from other renewable energy companies and non-renewable power industries, including nuclear energy and fossil fuels such as coal, petroleum and natural gas. Technological innovations in these other forms of energy may reduce their costs or increase their safety. Large-scale new deposits of fossil fuel may be discovered, which could reduce their costs. Local governments may decide to strengthen their support for other renewable energy sources, such as wind, hydro, biomass, geothermal and ocean power, and reduce their support for the solar industry. The inability to compete successfully against producers of other forms of power or otherwise enter into power purchase agreements favorable to us would negatively affect our ability to develop and finance our projects and negatively impact our revenue.

Technological changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our revenue and net income to decline.

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as solar cells with higher conversion efficiency and larger and thinner silicon wafers and solar cells. Other companies may develop production technologies that enable them to produce silicon wafers, solar cells and solar modules with higher conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than crystalline silicon wafers and solar cells, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry, and effectively compete in the future. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could materially and adversely reduce our market share and affect our results of operations.

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

We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts. Our reliance on equity and spare parts suppliers may also expose us to potential risks.

We transact with a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our silicon ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen print machine. In 2013, our top three equipment suppliers included Beijing Kenuo Weiye Technology Co. Ltd., GT Solar Equipment Trading (Shanghai) Co., Ltd. and Zhejiang Aide Energy Co. Ltd. These suppliers have supplied 51.4% of our current principal equipment and spare parts. We have entered into purchase agreements for purchasing additional manufacturing equipment. As we have shifted our focus from capacity expansion to improving efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges or forfeiture of prepayments. For example, we made a prepayment of RMB44.2 million to Miyamoto for the purchase of equipment for capacity expansion. As we were focusing on improving our efficiency, we did not place any purchase orders for equipment from Miyamoto in 2012 and we made a provision of RMB44.2 million in 2012 for the balance of our prepayments. We have entered into a purchase agreement with Miyamoto in 2014 and will resume purchasing equipment.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, shifted from demanding advance payments towards increasing credit sales and providing longer credit terms to both existing and new customers. Starting from the third quarter of 2011, we began to offer new customers credit terms of 60 to 120 days as well as extend similar credit terms to certain existing customers under new contracts. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. The increased use of credit sales and the longer credit terms have led to increased accounts receivable turnover and bad debt risks. Our accounts receivable turnover were 54 days, 156 days and 114 days in 2011, 2012 and 2013, respectively. In particular, in 2011, 2012 and 2013, our accounts receivable turnover in Germany were 69 days, 70 days and 106 days, respectively, our accounts receivable turnover in South Africa were nil, nil and 50 days, respectively, and our accounts receivable turnover in China were 50 days, 119 days and 131 days, respectively. Correspondingly, we recorded significantly higher provisions for accounts receivable. We recorded provisions for accounts receivable of RMB179.7 million, RMB673.7 million and RMB446.0 million (US$73.7 million) as of December 31, 2011, 2012 and 2013, respectively. We had reversal of bad debt provisions of RMB308.2 million (US$50.9 million) for 2013 as a result of the subsequent cash collection of long-aged accounts receivable.

We expect the use of credit sales to continue in the industry and this trend will continue to negatively affect our liquidity and our accounts receivable turnover. Selling our products on credit terms has increased, and may continue to increase our working capital requirements, which may negatively impact our short-term liquidity. We may not be able to maintain adequate working capital primarily through cash generated from our operating activities and may need to secure additional financing for our working capital requirements. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, we may need to continue to provide for doubtful accounts and write off overdue accounts receivable we determine as not collectible. If we fail to secure additional financing on a timely basis on terms acceptable to us or at all, our financial conditions, results of operations and liquidity may be adversely affected. In addition, we are exposed to the credit risk of customers to which we have made credit sales in the event that any of such customers becomes insolvent or bankrupt or otherwise does not make timely payments.

We face risks associated with the marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks our ability to expand our business abroad may be restricted.

We commenced export sales in May 2008 when we exported a small portion of our products to Hong Kong, and have since continued to increase export sales. In 2011, 2012 and 2013, we generated 82.6%, 54.5% and 51.1%, respectively, of our total revenue from export sales and 91.4%, 54.9% and 51.3%, respectively, of our total revenue were denominated in foreign currencies, including U.S. dollars and euros. We plan to continue to increase sales outside China and expand our customer base overseas. However, the marketing, distribution and sale of our products in export markets may expose us to a number of risks, including those associated with:

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

We derive a significant amount of revenue from our exports to foreign markets, increasing the risk that any unfavorable trade policies in foreign markets could affect the sale of our products. As our manufacturing bases are located in China, we may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. For example, in 2012, we became subject to anti-dumping and countervailing (i.e., anti-subsidy) duties imposed by the U.S. government; in 2013, we became subject to annual import quotas imposed by the European Commission; and we may be subject to new anti-dumping and countervailing duties imposed by the U.S. government in 2014 as a result of the latest round of investigation initiated in January 2014. See “—We are subject to anti-dumping and countervailing duties imposed by the U.S. government and quotas imposed by the European Union.” Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.

We are subject to anti-dumping and countervailing duties imposed by the U.S. government and quotas imposed by the European Union.

Our direct sales to the U.S. market accounted for 2.8% of our total revenue in 2012 and 5.9% of our total revenue in 2013.

In March 2012, the U.S. Department of Commerce announced a preliminary decision to impose countervailing duties. In December of 2012, the U.S. Department of Commerce imposed tariffs on a number of China-based solar panels, including anti-dumping duties of 24.48% and countervailing duties of 15.24% on our crystalline silicon PV cells, whether or not assembled into modules from the People's Republic of China. The United States International Trade Commission determined that imports of crystalline silicon PV cells and modules from China “materially injure” a U.S. industry, but the USITC did not make an affirmative determination regarding critical circumstances. As a result, after the publication of the preliminary determinations by the Department of Commerce, we face a countervailing duty at 15.24% and an anti-dumping duty at 24.48% for the imports of crystalline silicon PV cells, whether or not assembled into modules from the People's Republic of China. An export subsidy rate of 10.54% is deducted from the anti-dumping duty calculation to avoid double application. On December 31, 2013, the U.S. International Trade Commission announced the commencement of preliminary phase anti-dumping and countervailing duty investigations against imports of certain solar PV products from China and Taiwan. In January 2014, the U.S. Department of Commerce announced the initiation of its own anti-dumping and countervailing investigations targeting imports of crystalline silicon PV products from China. As a result of these investigations, we may be subject to new anti-dumping and countervailing duties imposed by the U.S. government. Our sales in U.S. may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially and adversely affect our business, financial condition and results of operations. We made provisions of RMB7.0 million (US$1.2 million) for preliminary U.S. countervailing and anti-dumping duties in 2013.

Our direct sales to the European market accounted for 48.0% of our total revenue in 2012 and 18.2% of our total revenue in 2013. On June 6, 2013, the EU imposed provisional anti-dumping duties on Chinese solar panels, including JinkoSolar’s products, at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%.

On July 27, 2013, the EU and Chinese trade negotiators announced that a price undertaking has been reached pursuant to which Chinese manufacturers, including JinkoSolar, would limit their exports of solar panels to the EU and for no less than a minimum price, in exchange for the EU agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013. The CCCME is responsible for allocating the quota among Chinese export producers, and JinkoSolar has been allocated a portion of the quota. Solar panels imported exceeding the annual quota will be subject to anti-dumping duties. On December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating from or consigned from China. An average duty of47.6%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers, including JinkoSolar, with CCCME in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties.

The EU is one of the most important markets for solar products. Anti-dumping, countervailing duties or both imposed on imports of our products into the EU could materially and adversely affect our affiliated EU import operations, increase our cost of selling into the EU, and adversely affect our EU export sales.

On July 18, 2013, China's Ministry of Commerce announced that it would enact preliminary tariffs on imports of solar-grade polysilicon at rates up to 57% for U.S. suppliers and 48.7% for South Korean suppliers. While these tariffs have not materially increase our cost of production, as we did not source a significant amount of our polysilicon from the United States or South Korea during 2013, we cannot guarantee that these tariffs will not have a material and adverse effect in the event we begin to source a significant amount of polysilicon from these countries.

Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to us, our customers or both, which could materially and adversely affect our business, financial condition, results of operations and future prospects.

We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our financial condition, results of operations and reputation, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We and/or our directors and officers may be involved in allegations, litigation or legal or administrative proceedings in the from time to time.

On October 11, 2011, JinkoSolar, along with our directors and officers at the time of our initial public offering, or the Individual Defendants, and the underwriters of our initial public offering were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.). In an amended complaint filed on June 1, 2012, the plaintiff, representing a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 22, 2011, inclusive, alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The amended complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. On August 1, 2012, JinkoSolar filed a motion to dismiss the amended complaint, as did Stephen Markscheid, who was the only Individual Defendant to have been served in the action. On the same date, the underwriter defendants filed a joinder to JinkoSolar’s motion to dismiss. On January 22, 2013, the court issued a Memorandum and Order granting JinkoSolar’s and Stephen Markscheid’s motions to dismiss in their entirety and dismissing the amended complaint as against all defendants. The Court entered judgment in favor of defendants on the same date. On February 19, 2013, lead plaintiffs filed a notice of appeal with respect to the court’s January 22, 2013 Memorandum and Order and Judgment. Lead plaintiffs’ appeal is currently pending in the United States Court of Appeals for the Second Circuit. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, financial condition and results of operations.

We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.

We have expanded our product lines into solar cells through our acquisition of Zhejiang Jinko in June 2009 and developed solar power projects in China since late 2011. We may in the future continue to grow our operations through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the solar power industry value chain. Such acquisitions, participation in joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management resources. For example, beginning on January 16, 2014, we began operating the restructured manufacturing assets of Topoint under an operating lease agreement, including 500 MW capacity for silicon wafers, 500 MW for PV cells and 100 MW for PV modules. Topoint is a high-tech PV manufacturer with production and research and development facilities in the Huangwan Industry Park in Haining, Zhejiang Province. We intend to take ownership of Topoint and continue to operate the manufacturing assets after the reorganization. Our acquisitions, including our potential acquisition of Topoint, may expose us to the following risks:

•	There may be unforeseen risks relating to the target’s business and operations or liabilities of the target that were not discovered by us through our legal and business due diligence prior to such acquisition. Such undetected risks and liabilities could have a material adverse effect on our business and results of operations in the future.

•	There is no assurance that we will be able to maintain relationships with previous customers of the target, or develop new customer relationships in the future. Loss of our existing customers or failure to establish relationships with new customers could have a material adverse effect on our business and results of operations.

•	Acquisitions will generally divert a significant portion of our management and financial resources from our existing business and the integration of the target’s operations with our existing operations has required, and will continue to require, significant management and financial resources, potentially straining our ability to finance and manage our existing operations.

•	There is no assurance that the expected synergies or other benefits from any acquisition or joint venture investment will actually materialize. If we are not successful in the integration of a target’s operations, or are otherwise not successful in the operation of a target’s business, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.

•	Acquisition or participation in new joint venture or strategic alliance may involve us in the management of operation in which we do not possess extensive expertise.

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

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2013, we had approximately RMB1,974.6 million (US$326.2 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB362.0 million (US$59.8 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost).

In addition, we have substantial repayment obligations under the debt securities we issued. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.00% and with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A of the Securities Act. On December 5, 2011, we repurchased an aggregate principal amount of US$2.0 million of such notes for a total consideration of RMB5.2 million. As of the date of this annual report, our convertible senior notes with principal amount of US$123 million are outstanding. On April 23, 2012, Jiangxi Jinko issued unsecured one-year short-term bonds with a principal amount of RMB300 million which was repaid on April 23, 2013. On January 29, 2013, Jiangxi Jinko issued six-year bonds with a principal amount of RMB800 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360 million with a term of 15 years with China Development Bank to develop PV projects, which we fully drew down on April 3, 2013. On January 6, 2014, we entered into loan facilities for an aggregate principal amount of RMB400 million (US$66.1 million) with a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150 million due 2019, bearing an annual interest rate of 4.00% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance of Regulation S of the Securities Act. In light of the amount of bank borrowings and bonds due in the near term future and possible exercise of the put option of the convertible senior notes on May 14, 2014, sufficient funds may not be available to meet our payment obligations.

This level of debt and the imminent repayment of our notes and other bank borrowings could have significant consequences on our operations, including:

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

In addition, we may incur gain or loss in relation to our change in the fair value of our financial instruments. For example, in 2013, we had net loss from a change in fair value of convertible senior notes and capped call options of RMB212.9 million (US$35.2 million). The change in fair value of financial instruments may fluctuate significantly from period to period due to factors that are largely beyond our control, and may result in us recording substantial gains or losses as a result of such changes. As a result of the foregoing, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Our failure to maintain sufficient collateral under certain pledge contracts for our short-term bank loans may materially and adversely affect our financial condition and results of operations.

As of December 31, 2013, we had short-term bank borrowings of RMB260.0 million (US$42.9 million) secured by certain of our inventory with net book value of RMB206.4 million (US$34.1 million) and land use rights, property, plant and equipment with total net book value of RMB1,261.5 million (US$208.4 million). Although the net book value of the inventory as of December 31, 2013 exceeded the amount of the pledge required, we cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying loan. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, for cash requirements. Zhejiang Jinko entered into loan agreements with a group of PRC banks on March 31, 2011, which were subsequently amended in August 2011. Pursuant to these loan agreements, Zhejiang Jinko obtained two syndicated loans with an aggregate principal amount of RMB600.0 million from a group of PRC banks. As of December 31, 2013, we did not have outstanding borrowings under such syndicated loans. Pursuant to the syndicated loan agreements, Zhejiang Jinko may pay dividends only if it complies with the agreed repayment schedule. Although such debt was incurred by Zhejiang Jinko, we cannot assure you that Jiangxi Jinko will not also enter into instruments that may restrict dividends or other distribution to us on our equity interests in the future. In order to finance similar transactions, the share capital of our principal operating subsidiaries has been commonly used as pledges for securing loans, which may limit dividends or other distributions to us.

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

Any failure to achieve and maintain effective internal control could have a material adverse effect on our business, results of operations and the market price of the ADSs.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2013 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Failure to achieve satisfactory production volumes of our products could result in higher unit production costs.

The production of silicon wafers, solar cells, solar modules, silicon ingots and recovered silicon materials involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. From time to time, we have experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. In addition, the decreased demand in global solar power product market, including the demand for solar modules, may also cause us to operate at less than intended capacity. This would result in higher marginal production costs and lower output, which could have a material adverse effect on our business, financial condition and results of operations.

Demand for solar power products may be adversely affected by seasonality.

Demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicate the installation of solar power systems, our operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday during which domestic industrial activity is normally lower than that at other times. Such fluctuations may result in the underutilization of our capacity and increase our average costs per unit. In addition, we may not be able to capture all of the available demand if our capacity is insufficient during the summer months. As a result, fluctuations in the demand for our products may have a material adverse effect on our business, financial condition and results of operations.

Unsatisfactory performance of or defects in our products may cause us to incur additional expenses and warranty costs, damage our reputation and cause our sales to decline.

Our products may contain defects that are not detected until after they are shipped or inspected by our customers.

Our silicon wafer sales contracts normally require our customers to conduct inspection before delivery. We may, from time to time, allow those of our silicon wafer customers with good credit to return our silicon wafers within a stipulated period, which normally ranges from 7 to 15 working days after delivery, if they find our silicon wafers do not meet the required specifications. Our standard solar cell sales contract requires our customer to notify us within 7 days of delivery if such customer finds our solar cells do not meet the specifications stipulated in the sales contract. If our customer notifies us of such defect within the specified time period and provides relevant proof, we will replace those defective solar cells with qualified ones after our confirmation of such defects.

Our solar modules are typically sold with either a 5-year or 10-year warranty for all defects and a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module. As we continue to increase our sales to the major export markets, we may be exposed to increased warranty claims.

In May 2011, we engaged PowerGuard Specialty Insurance Services, or PowerGuard, a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 1, 2011. Since May 2011, we have renewed the insurance policy upon its expiration in May for each year for a period of one year. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 12-year and 25-year linear warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our export sales represented 82.6%, 54.5% and 51.1% of our total revenue in 2011, 2012 and 2013, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred foreign-exchange losses of approximately RMB139.0 million, RMB36.5 million and RMB38.5 million (US$6.4 million), in 2011, 2012 and 2013, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Our consolidated financial statements are expressed in Renminbi. The functional currency of our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, is also Renminbi. To the extent we hold assets denominated in Euros or U.S. dollars, any appreciation of Renminbi against the Euro or U.S. dollar could reduce the value of our Euro- or U.S. dollar-denominated consolidated assets. On the other hand, if we decide to convert our Renminbi amounts into Euros or U.S. dollars for business purposes, including foreign debt service, a decline in the value of Renminbi against the Euro or U.S. dollar would reduce the Euro or U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the exchange rate flexibility of the Renminbi, though it did not specify how the increased flexibility would be implemented. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In 2013, the Renminbi appreciated 2.71% against the U.S. dollar. In March 2014, the People’s Bank of China further expanded the floating range of the trading price of the Renminbi against the U.S. dollar to 2.0%. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Any currency exchange losses we recognize may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Although our revenue experienced significant growth in the past, we cannot assure you that our revenue will increase at previous rates or at all, or that we will be able to continue to operate profitably in future periods. We also experienced net losses in each quarter from the fourth quarter of 2011 to the first quarter of 2013. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results and our results for any period should not be relied upon as an indication of future performance.

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, environmental incidents and labor disputes.

We may experience earthquakes, floods, mudslides, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, such as furnaces, squaring machines and wire saws. We also use, store and generate volatile and otherwise dangerous chemicals and waste during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures, for which we cannot obtain insurance at a reasonable cost or at all.

In addition, our silicon wafer and solar module production and storage facilities are located in close proximity to one another in the Shangrao Economic Development Zone in Jiangxi Province, and our solar cell production and storage facilities are located in close proximity to one another in Haining, Zhejiang Province. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in either of the two locations could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which may adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or in our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

Our Haining facility suspended operation from September 17, 2011 to October 9, 2011 due to an environmental incident. See “—Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.” Occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around Shangrao and Haining in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenue anticipated to be derived from the relevant facilities.

As our founders collectively hold a controlling interest in us, they have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially owned approximately 17.3%, 10.8% and 5.6%, respectively, or approximately 33.6% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of annual report, share options with respect to 11,708,480 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan, and there are 6,601,730 ordinary shares issuable upon the exercise of outstanding options granted under the plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had 87 patents and 89 pending patent applications in China. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process, related know-how and technologies, our intellectual property and proprietary rights or any combination of the above may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to intellectual property infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends on our ability to use and develop our technology and know-how, and to manufacture and sell our recovered silicon materials, silicon ingots, silicon wafers, solar cells and solar modules, develop solar projects or otherwise operate our business in the solar industry without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, as well as our ability to maintain a skilled labor force. Our business may be materially and adversely affected if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular our founders, Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to readily replace them, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us” in this annual report.

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

We are required to comply with all PRC national and local environmental protection regulations. Regulations on emission trading and pollution permits in Zhejiang Province allow entities to increase their annual pollution discharge limit by purchasing emissions trading credits. Entities that purchase emission credits can increase their annual discharge limit by registering the credits with the relevant environmental authorities and amending their pollution permits or obtaining new ones. We have entered into several emissions trading contracts to purchase credits to increase our annual discharge limit and registered all credits as required under a local regulation that became effective on October 9, 2010. However, as our business grows, we may increase our discharge level in the future and we cannot guarantee you that we will continue to be below our annual discharge limit. The penalties for exceeding the annual discharge limit may include corrective orders, fines imposed by the local environmental authority of up to RMB50,000 or, in extreme circumstances, revocation of our pollution permit. Some of our PRC subsidiaries need to obtain and maintain pollution discharge permits, which are subject to renewal or extension on an annual basis or within a longer period. We cannot assure you that we are or will be able to renew or extend these permits in a timely manner or at all.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the revised Regulation on the Safety Management of Hazardous Chemicals, which became effective on December 1, 2011, we are required to engage State-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. In compliance with Jiaxing City environmental authority’s requests, we commenced efforts to meet their targets for hazardous chemical and wastes in May 2012. Environmental authorities of Haining City and Jiaxing City evaluated our efforts and confirmed that we satisfied their targets in September 2012. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to make such filing on time may subject us to an order to rectify such conduct within a prescribed time period, fines of up to RMB100,000 or a revocation of our qualification certification and business license.

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

In late August 2011, our Haining facility experienced a suspected leakage of fluoride into a nearby small water channel due to extreme and unforeseen weather conditions. On September 15, 2011, residents of Hongxiao Village in proximity to the Haining facility gathered to protest the discharge. The Haining facility suspended production on September 17, 2011. We also took steps recommended by an environmental engineering firm licensed by the PRC government (“Licensed Engineers”). On September 28, 2011, a committee of experts (the “Experts Committee”) established by the Haining government approved a set of recommendations developed by the Licensed Engineers with our assistance and the Haining government to be implemented by us. On October 6, 2011, the Experts Committee, the Environmental Bureau of the Haining government and representatives of Hongxiao Village reviewed the steps taken by us based on the recommendations of the Experts Committee and provided their comments to JinkoSolar’s management. On October 9, 2011, the Experts Committee notified us that the Experts Committee was satisfied with the steps taken by us and we resumed production at the Haining facility. In 2012, we carried out a series of environmental protection efforts intended to ensure our compliance with relevant standards and requirements. See “Item 4. Information on the Company—B. Business Overview—Environmental Matters.” In January 2013, Haining City environmental authority issued the “Environmental Management Compliance Certificate for 2012” to us, confirming our compliance with environmental requirements.

Although we will try to take measures to prevent similar incidents from occurring again in the future, we cannot assure you that our operations will not be disrupted by similar or other environmental incidents. In addition, the PRC government may issue more stringent environmental protection, safe production and construction regulations in the future and the costs of compliance with new regulations could be substantial. If we fail to comply with the future environmentally safe production and construction laws and regulations, we may be required to pay fines, suspend construction or production, or cease operations. Moreover, any failure by us to control the use of, or to adequately restrict the discharge of, dangerous substances could subject us to potentially significant monetary damages and fines or the suspension of our business operations.

Risks Related to Doing Business in China

We may fail to comply with laws and regulations regarding the development, construction and operation of solar projects and PV production projects in China.

The development, construction and operation of solar projects and PV production projects are highly regulated activities. Our operations in China are governed by different laws and regulations, including national and local regulations relating to building codes, safety, and environmental protection, utility interconnection and metering and related matters.

Historically, the establishment of a solar power plant is subject to the approval of the NDRC or its local branches, pursuant to the Catalog of Investment Projects Authorized by the Government (2004) promulgated by the NDRC.

The website of the Ministry of Industry and Information Technology, or MIIT, indicates that pursuant to the Polysilicon Industry Access Standards, promulgated jointly by the MIIT, the NDRC and the Ministry of Environment Protection on December 31, 2010, the minimum capital ratio to build or expand a polysilicon project should be no less than 30%. Regarding capacity, newly built solar-grade and semiconductor-grade polysilicon plants must be able to produce more than 3,000 tons per year and 1,000 tons per year, respectively. The standards also include requirements on land use, energy costs, air and water waste controls.

Pursuant to the Interim Measures for the Administration of Distributed Electricity Generation, promulgated by the NDRC on July 18, 2013, the previous requirement to obtain a permit for distributed generation has been waived. Now, the local state grid companies are responsible for connecting distributed generation facilities to the state grid.

Pursuant to the Interim Measures for the Administration of PV Power Generation Projects, promulgated by the National Energy Commission on August 29, 2013, PV power generation projects are subject to filings with the provincial NDRC. Such filing is subject to the national development plan for solar power generation, the regional scale index and implementation plan of the year as promulgated by the National Energy Commission and the condition to get connected to grids.

Pursuant to the Interim Measures for the Administration of Distributed PV Power Generation Projects, or the Distributed PV Interim Measures, promulgated by the National Energy Commission on November 18, 2013, distributed PV power generation projects are subject to filings with the provincial NDRC. Such filing is subject to State Council’s rules for administration of investment projects and the regional scale index and implementation plan of the year as promulgated by the National Energy Commission. The distributed PV Interim Measures also provide that the filing procedures shall be simplified and the power generation permit and permits in relation to land planning, environmental impact review, energy saving evaluation and other supporting documents could be waived. Detailed requirements of the filing are also subject to local regulations, and it is yet to evaluate the effects of the Distributed PV Interim Measures on our business.

Pursuant to the Conditions of Photovoltaic Production Industry, or the Photovoltaic Production Rule, promulgated by the MIIT on September 16, 2013 and effective October 16, 2013, the minimum proportion of capital funds contributed by the producer for newly built, renovation and expansion PV production projects shall be 20%. The Photovoltaic Production Rule also provides, among other matters, requirements in relation to the production scale, cell efficiency, energy consumption and operational life span of various PV products.

Our failure to obtain the required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits, licenses or filings, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations. Any new government regulations pertaining to solar projects may result in significant additional expenses to the development, construction and operation of solar projects and, as a result, could cause a significant reduction in demand for our solar projects and services.

We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with laws and regulations where we develop, construct and operate solar projects may materially and adversely affect our business, financial condition and results of operations.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies with shares listed and traded on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm's audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC's rules and regulations thereunder by failing to provide to the SEC the firms' audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the Administrative Law Judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC's rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms recently appealed the ALJ's initial decision to the SEC. The ALJ's decision will not take effect unless and until it is endorsed by the SEC. Any SEC endorsement or other determination could be appealed by the accounting firms through the U.S. federal courts. While we cannot predict the outcome of the SEC's review or that of any subsequent appeal process, if the accounting firms are ultimately temporarily denied the ability to practice before the SEC, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from the NASDAQ Global Select Market or the termination of the registration of our ADSs under the Exchange Act, or both, which would cause our market capitalization to decline sharply, substantially reduce or effectively terminate the trading of our ADSs in the United States and thereby significantly reduce the value of our ADSs.

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

PRC regulations may subject our future mergers and acquisitions activity to national security review.

In February 2011, the State Council promulgated Circular 6, a notice on the establishment of a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Circular 6 became effective on March 3, 2011. To implement Circular 6, MOFCOM promulgated the MOFCOM Security Review Rules on August 25, 2011, which became effective on September 1, 2011. According to Circular 6 and the MOFCOM Security Review Rules, national security review is required to be undertaken to complete mergers and acquisitions (i) by foreign investors of enterprises relating to national defense and (ii) through which foreign investors may acquire de facto control of a domestic enterprise that could raise national security concerns. When determining whether to subject a specific merger or acquisition to national security review, the MOFCOM will look at the substance and actual impact of the transaction. Bypassing national security review by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions by foreign investors is prohibited.

In addition, even if a merger or acquisition by foreign investors that was not submitted for national security review, or was determined to have no impact on national security after such review, does not mean that it will be free of such review. A change in conditions (such as a modification of the merger or acquisition, change of business activities, or amendments to relevant documents or agreements) that results in the merger or acquisition triggering national security review ( i.e., involving an enterprise relating to national defense, or the foreign investor acquiring de facto control over a domestic enterprise raising national security concerns), then the foreign investor to the merger or acquisition will be required to apply for national security review with the MOFCOM.

Currently, there are no public provisions or official interpretations specifically providing that our current businesses fall within the scope of national security review and there is no requirement that foreign investors to those merger and acquisition transactions completed prior to the promulgation of Circular 6 take initiatives to submit such transactions to MOFCOM for national security review. However, as the MOFCOM Security Review Rules and Circular 6 are relatively new and there is no clear statutory interpretation on their implementation, there is no assurance that the relevant PRC regulatory authorities will have the same view as us when applying them. If our future merger and acquisition transactions are subject to the national security review, the MOFCOM Security Review Rules and Circular 6 may further complicate the PRC governmental formalities for approving merger and acquisition deals in which we may be involved in the future, and therefore increase the uncertainty of our future business model.

PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

The State Administration of Foreign Exchange, or SAFE, issued a public notice in October 2005, or the SAFE Circular 75, and subsequently issued the operating rules on the SAFE Circular 75 in November 2012, or SAFE Circular 59, requiring PRC residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside China, referred to as an “offshore special purpose company”, for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any asset located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability under PRC laws for evasion of applicable foreign-exchange restrictions. We believe that all of our beneficial owners who are PRC citizens or residents have completed their required registrations with SAFE in accordance with the SAFE Circular 75 prior to the completion of our initial public offering. However, after the initial public offering, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure you that the SAFE registrations of our present beneficial owners or future beneficial owners who are PRC citizens or residents have been or will be amended to reflect, among others, the shareholding information or equity investment as required by the SAFE Circular 75 and SAFE Circular 59 at all times. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE Circular 75 and SAFE Circular 59 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Circular 75 and SAFE Circular 59 may subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions and may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or our ability to inject capital into our PRC subsidiaries or otherwise materially and adversely affect our business.

On December 25, 2006, the People’s Bank of China promulgated the Measures for Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE promulgated relevant Implementation Rules. On February 15, 2012, the SAFE promulgated the Notice on Various Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in Equity Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice terminated the Operating Procedures of Foreign Exchange Administration of PRC Individuals’ Participation in Employee Stock Holding Plans or Stock Option Plans of Overseas Listed Companies issued by the SAFE on March 28, 2007. According to the Stock Option Notice, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee stock holding plan or stock incentive plan are required to register with the SAFE or its local counterparts by following certain procedures.

We and our employees who are PRC citizens and individual beneficiary owners, or have been granted restricted shares or share options, are subject to the Individual Foreign Exchange Rules and its relevant implementation regulations. The failure of our PRC individual beneficiary owners and the restricted holders to complete their SAFE registrations pursuant to the SAFE’s requirement or the Individual Foreign Exchange Rules may subject these PRC citizens to fines and legal sanctions. It may also limit our ability to contribute additional capital into our PRC subsidiaries, and limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

Our China-sourced income is subject to PRC withholding tax under the Corporate Income Tax Law of the PRC, and we may be subject to PRC corporate income tax at the rate of 25% when more detailed rules or precedents are promulgated.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law, or the CIT Law, of the PRC and the Regulation on the Implementation of the CIT Law, or the Implementation Rules of the CIT Law, both of which became effective on January 1, 2008, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. As JinkoSolar Technology is a Hong Kong company and has owned 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Technology is deemed the beneficial owner of such dividends and that JinkoSolar Technology is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify a “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Technology is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be subject to the PRC withholding tax at a 10% rate.

The CIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% corporate income tax rate as to their global income. Under the Implementation Rules of the CIT Law, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 clarifies certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a Chinese tax resident determination certificate issued by the competent tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying Chinese-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents such as our company and JinkoSolar Technology. Therefore, although a substantial majority of the members of our management team as well as the management team of JinkoSolar Technology are located in China, it remains unclear whether the PRC tax authorities would require or permit our company or JinkoSolar Technology to be recognized as PRC tax resident enterprises. If our company and JinkoSolar Technology are considered PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology and ultimately to our company could be exempt from the PRC withholding tax; however, our company and JinkoSolar Technology will be subject to the uniform 25% corporate income tax rate on our global income.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to PRC corporate income tax liabilities.

The Implementation Rules of the CIT Law provide that (i) if the enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. The CIT Law and the related Implementation Rules of the CIT Law have been in effect for over six years. However, currently, there are still no detailed rules or precedents governing the procedures and specific criteria for determining “domicile,” which are applicable to our company or JinkoSolar Technology. As such, it is not clear how “domicile” will be interpreted under the CIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. Therefore, if our company and JinkoSolar Technology are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders, as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs, may be viewed as China-sourced income and, as a consequence, be subject to PRC corporate income tax at 10% or a lower treaty rate. If we are required to withhold PRC income tax on dividends we pay to our overseas shareholders or ADS holders, or if you are required to pay PRC income tax on gains from the transfer of our shares or ADSs, the value of your investment in our shares or ADSs may be materially and adversely affected.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by our subsidiaries in the PRC.

We conduct substantially all of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside at least 10% of their after-tax profits based on PRC accounting standards each year as general reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2013, these general reserves amounted to RMB184.9 million (US$30.5 million), accounting for 4.9% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, which became effective January 1, 2008, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the Corporate Income Tax Law of the PRC, and we may be subject to PRC corporate income tax at the rate of 25% when more detailed rules or precedents are promulgated.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenue denominated in Renminbi increases or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ADSs. Under China’s existing foreign exchange regulations, foreign currency under current account transactions, such as dividend payments and trade-related transactions are generally convertible. Accordingly, our operating subsidiaries in China are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, the PRC government could take further measures in the future to restrict access to foreign currencies for current account transactions. Foreign exchange transactions by our operating subsidiaries in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one of our operating subsidiaries in China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE.

If we finance our subsidiaries in China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or MOFCOM or its local counterparts. On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Furthermore, on November 9, 2010, the SAFE promulgated a notice on relevant issues concerning strengthening the administration of foreign exchange business, which requires the authenticity of the settlement of net proceeds from an offshore offering to be closely examined and the net proceeds to be settled in the manner described in the offering documents.

Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could materially adversely affect our liquidity and our ability to fund and expand our business.

These limitations could affect the ability of our operating subsidiaries in China to obtain foreign exchange through debt or equity financing.

The expiration or reduction of tax incentives by the PRC government may have a material adverse effect on our operating results.

The CIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the CIT Law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments (i) in the case of preferential tax rates, continued to enjoy such tax rates, which were gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemptions or reductions for a specified term, continued to enjoy the preferential tax holiday until the expiration of such term.

Zhejiang Jinko and Jiangxi Jinko were designated by relevant local authorities as a “High and New Technology Enterprise” under the CIT Law, and they are subject to a preferential tax rate of 15% for the years ended December 31, 2013 and 2014. We cannot assure you that Zhejiang Jinko or Jiangxi Jinko will continue to qualify as a “High and New Technology Enterprise” when subject to reevaluation in the future. In addition, there are uncertainties on how the CIT Law and its Implementation Rules will be enforced, and whether its future implementation will be consistent with its current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially and adversely affected.

We face uncertainty with respect to indirect transfers of equity interests in PRC tax resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC tax resident enterprise transfers the equity interests of a PRC tax resident enterprise indirectly by disposing of the equity interests of an overseas holding company (exclusive of trading the stocks of a PRC tax resident enterprise in a public capital market), or an “Indirect Transfer”, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of the PRC tax resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of avoiding PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC tax resident enterprise transfers its equity interests in a PRC tax resident enterprise to related parties at a price lower than fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC tax resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to avoid PRC tax. As a result, we may become at risk of being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may materially adversely affect our financial condition and results of operations.

As a foreign company, our acquisitions of PRC companies may take longer and be subject to higher level of scrutiny by the PRC government, which may delay or prevent any intended acquisition.

Circular 10, which became effective on September 8, 2006 and was amended in June 2009, established additional procedures and requirements including the requirements that in certain instances foreign investors obtain MOFCOM’s approval when they acquire equity or assets of a PRC domestic enterprise. In the future, we may want to grow our business in part by acquiring complementary businesses, although we do not have plans to do so at this time. Complying with Circular 10 to complete these transactions could be more time-consuming and costly, and could result in a more extensive evaluation by the PRC government and its increased control over the terms of the transaction, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Based on the prevailing local practice in Jiangxi Province resulting from the discrepancy between national laws and their implementation by local governments, Jiangxi Jinko did not pay statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, and housing funds, for all of its employees. For similar reasons, Zhejiang Jinko did not pay statutory social security benefits and housing funds in Zhejiang Province for all of its employees. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB118.3 million, RMB154.8 million and RMB175.1 million (US$28.9 million), respectively, as of December 31, 2011, 2012 and 2013. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits, housing funds of our former and current PRC subsidiaries and the relevant late charges and penalties. All employee participants in the 2009 Long Term Incentive Plan who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

All employees participanting in the 2009 Long Term Incentive Plan who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On February 15, 2012, SAFE released the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals’ Participating in Equity Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which superseded the Operating Procedures of Foreign Exchange Administration for PRC Individuals Participation in Employee Stock Holding Plans or Stock Option Plans of an Overseas-Listed Company, issued by SAFE in 2007. According to the Stock Option Notice, PRC individual participants include directors, supervisors, senior management personnel and other employees who are PRC citizens (which includes citizens of Hong Kong, Macau and Taiwan) or foreign individuals who reside in the PRC for 12 months consecutively. Under the Stock Option Notice, PRC and foreign citizens who receive equity grants from an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. In addition, according to the Stock Option Notice, domestic individual participants must complete the registration with SAFE or its local branch within three days rather than 10 days from the beginning of each quarter.

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

Labor costs in China have also risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. China’s inflation rates are expected to rise further in 2014. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and partially erode the cost advantage of our China-based operations and therefore negatively impact our profitability.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$3.96 to US$34.88 per ADS in 2013. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot give any assurance that these factors will not occur in the future again. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. See “—We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our financial condition, results of operations and reputation, and may cause loss of business.” If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.

We may not be able to pay any dividends on our ordinary shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. See “—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

As we are a Cayman Islands company and substantially all of our consolidated assets are located outside of the United States and substantially all of our current operations are conducted in China, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the Cayman Islands or in China against us or our officers and directors predicated on the federal securities laws of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States although the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty and would give a judgment based thereon; provided that (i) such court had proper jurisdiction over the parties subject to such judgment; (ii) such court did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; and (v) such judgment imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given.

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

As a non-U.S. company with ADSs listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the composition of our assets and income, we believe that we were not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes with respect to our 2013 taxable year and we do not currently intend or anticipate becoming a PFIC for 2014 or any future taxable year. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our next taxable year ending December 31, 2014 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and ordinary shares, which may fluctuate from time to time. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We may issue additional ordinary shares, other equity or equity-linked or debt securities, which may materially and adversely affect the price of our ordinary shares or ADSs. Hedging activities may depress the trading price of our ordinary shares.

We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute your interests and may materially and adversely affect the price of our ordinary shares or ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales may have on the market price of our ordinary shares or ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the price of our ordinary shares or ADSs to decline.

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2013, we had 108,051,630 ordinary shares outstanding. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make these rights available in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

On May 17, 2011, we completed an offering of US$125 million of 4.00% convertible senior notes due 2016.

On September 25, 2013, we completed a follow-on public offering of 4,370,000 ADSs representing 17,480,000 ordinary shares, including 570,000 ADSs sold pursuant to the underwriters’ full exercise of their option to purchase additional ADSs.

On January 22, 2014, we completed a follow-on public offering of 3,750,000 ADSs representing 15,000,000 ordinary shares and a concurrent offering of US$150.0 million in aggregate amount of 4.00% convertible senior notes due 2019.

Since the beginning of 2013, we have established the following major subsidiaries and branch offices to expand our operations:

•	In March 2013, we opened an office in Tokyo, Japan.

•	In September 2013, we established Canton Best Limited in the British Virgin Islands.

•	In November 2013, we established JinkoSolar Power Engineering Group Limited in the Cayman Islands.

B.	Business Overview

We are a global leader in the PV industry based in Jiangxi and Zhejiang Provinces in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules and solar project development. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. Leveraging our expertise in manufacturing high quality solar modules and our experience in the PV industry, we also develop PV projects in China and provide solar system integration services. As of December 31, 2013, our share of completed solar projects amounted to 213 MW, with annual power generation capacity approaching 324 million kWh.

We sell our products in major export markets and China. We have established subsidiaries in a number of strategic markets, including Germany, Italy, Switzerland, Canada, the United States, Japan, Australia, India and South Africa, to conduct sales, marketing and brand development for our products in Europe and around the world. We also opened offices in and began to ship our products to Japan and South Africa in 2013. As of December 31, 2013, we had an aggregate of more than 200 customers for our solar modules globally, including distributors, project developers and system integrators.

Our solar modules utilize advanced solar technologies. All of our solar modules sold in Europe are CE, TÜV, and MCS certified, all of our solar modules sold in Japan are JET certified, all of our solar modules sold in North America are UL certified and our monocrystalline solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord's Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. We also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. The “Eagle II” solar modules can reach peak power output of approximately 260 to 270 watts for a 60-cell module. We have also begun research on our “Eagle+” solar modules, which will be composed of multicrystalline cells that reached conversion efficiencies of approximately 18.5% in lab tests by a third party.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products and develop projects at competitive costs. Our solar cell and silicon wafer operations support our solar module production, which further supports our project development business, reducing our overall procurement costs. As of December 31, 2013, we had annual capacity of approximately 1.5 GW each for silicon ingots, wafers and solar cells and approximately 2.0 GW for solar modules. Our manufacturing facilities are located in Shangrao, Jiangxi Province and Haining, Zhejiang Province, providing convenient and timely access to key resources and suppliers.

Our experienced solar projects team is well-equipped to take advantage of attractive downstream solar project opportunities in China and globally. We believe that we have both developed and currently own, operate and maintain the largest aggregate capacity of projects in China, among solar companies publicly listed in the United States. In 2011, we began developing projects, as one of the first movers in downstream solar development in China. As of December 31, 2013, our share of completed solar projects amounted to 213 MW. All of our connected projects qualify for feed-in-tariffs of RMB1.00 to RMB1.05 per kWh for 20 years. We have another approximately 1,100 MW of projects currently under evaluation in our project pipeline. Our projects under evaluation include approximately 700 MW of utility scale projects and 400 MW of rooftop projects, as well as 300 to 400 MW of projects in various stages of permitting and expected to connect to grid in 2014. Our procurement costs for our solar projects are low, as we use our own solar modules and source other components through our extensive industry contacts. We also have a dedicated operations and maintenance team and enjoy low operating and maintenance costs for our solar projects.

As one of the earliest solar developers in China, we have strong local strategic relationships with local governments and financial institutions, such as China Development Bank, a PRC policy bank that funds large infrastructure projects. These relationships increase our access to local projects and improve our ability to secure permits for, construct and complete our solar projects. In March 2013, we entered into loan facilities for an aggregate principal amount of RMB360 million with a term of 15 years with China Development Bank. We have also entered into a strategic cooperation agreement with China Development Bank, which has stipulated its intention to provide up to US$1.0 billion in financing for development of overseas projects from 2013 through 2017. On January 6, 2014, we entered into loan facilities for an aggregate principal amount of RMB400 million (US$66.1 million) with a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report.

Our Products, Services and Projects

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from recovered silicon materials to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2013, sales of solar modules, silicon wafers and solar cells represented 94.1%, 1.0% and 2.6%, respectively, of our total revenues. In addition, we also sell small volumes of silicon ingots and recovered silicon materials and provide processing services for fees at the request of customers from time to time to optimize the utilization of our production capacity.

Leveraging our expertise in manufacturing high quality solar modules and substantial experience in the solar industry, we commenced developing solar power projects and providing solar system integration services in late 2011. As of December 31, 2013, our share of completed solar projects amounted to 213 MW, with annual power generation capacity approaching 324 million kWh.

The following table sets forth details of our revenues for the periods indicated:

	2011		2012		2013
	Volume	Revenue	Volume	Revenue	Volume	Revenue
	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(US$ in thousands)
Products
Recovered silicon materials (metric tons)	0.1	6,366.0		270.4	5.0	14,559.7	2,405.1
Silicon ingots	2.7	14,363.2	1.1	1,885.6	0.3	1,189.7	196.5
Silicon wafers	134.7	517,935.2	197.4	328,428.6	54.8	70,637.0	11,668.4
Solar cells	51.8	168,388.4	78.5	138,686.4	113.2	184,203.1	30,428.2
Solar modules	760.8	6,647,264.1	912.4	3,897,288.0	1,765.1	6,660,317.5	1,100,206.1
Services
Solar system EPC	—	24,798.0	—	213,174.4	—	201.1	33.2
Processing services	—	5,836.5	—	213,427.9	—	71,010.7	11,730.1
Revenue from generated electricity	—	—	—	1,607.1	—	76,719.7	12,673.2

Total Revenue		7,384,951.4		4,794,768.4		7,078,838.5	1,169,340.8

Solar Modules

We commenced producing solar modules in August 2009. In 2013, we sold 1,765.1 MW of solar modules and generated RMB6,660.3 million (US$1,100.2 million) of revenue from sales of solar modules. We expect that sales of solar modules will continue to be our largest revenue source in the future. We sell the majority of our solar module sales in the overseas markets. For example, in 2013, we sold 115 MW of solar modules to two projects in South Africa as part of the Phase 2 South African IPP Procurement Program and we sold 274 MW to ACCIONA, one of the world’s leading renewable energy companies. As the domestic market in China grows, we expect to sell increasing volumes of solar modules in the domestic market in China.

In 2011, five types of our solar modules received A-rating from Brazil’s National Institute of Metrology, Quality and Technology (Inmetro). In August 2011, one type of our solar modules ranked 7th among solar modules manufactured by nearly 100 solar module manufacturers from all over the world in terms of yield performance measured by PHOTON Lab’s outdoor test. All of our solar modules sold in Europe are CE certified, TÜV certified and MCS certified, and all of our solar modules sold in the United States are UL certified. In PHOTON Laboratory’s January 2012 outdoor field tests, our mono and multicrystalline solar modules achieved the highest unit power yield for its 235P modules tested for the month at 33.1 kWh/kW. In July 2012, our modules passed the salt mist corrosion test in accordance with the International Electro-technical Commission (IEC) 61701 standards for durability in harsh environmental conditions. In August 2012, our modules became the first to pass TUV-SUD’s stringent potential induced degradation test under 85 degrees Celsius and 85% relative humidity conditions. We have also received CQC certification for our monocrystalline solar modules in China.

In 2012, we launched our WING series solar modules further improved designs, including superior stress analysis results as compared with our previous products. The WING series solar modules are only 30 to 40 millimeters thick and weigh 0.5 kilogram, which makes them suitable for both ground mount systems and rooftop applications. All modules of the WING series received IEC 2400Pa Mechanical Load Test Certificate and passed 5400Pa Mechanical Load Test in our UL WTDP lab.

In 2013, we unveiled our “Eagle” and “Eagle II” solar modules, which represent new standards for performance and reliability. The “Eagle” solar modules are the world’s first potential induced degradation (“PID”) free modules to be certified under weather conditions of 85 degrees Celsius and 85% relative humidity. They can reach 260 watts peak power output and resist PID under inclement weather conditions. The “Eagle II” solar modules can reach peak power output of approximately 260 to 270 watts for a 60-cell module.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. All of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm. All of our multicrystalline solar cells have dimensions of 156 mm x 156 mm. As of December 31, 2013, our solar cells using monocrystalline silicon wafers had an average conversion efficiency rate of 18.6% and our solar cells using multicrystalline silicon wafers had an average conversion efficiency rate of 17.9%.

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

Solar Power Project Development, Solar System EPC Services and Electricity Generation

We commenced developing solar power projects and providing solar system integration services in China in late 2011. We generate revenue from solar system EPC services and solar project integration services based on the completion percentage of each solar power project that we construct. We also generate revenue from sales of electricity generated by our own solar power projects when they are connected to the grid.

As of December 31, 2013, our share of completed solar projects amounted to 213 MW, with annual power generation capacity approaching 324 million kWh. We are able to operate and maintain our solar projects at minimal costs. Unlike other power generation facilities, solar projects are less susceptible to risks associated with fuel prices.

Our solar projects generally begin with the signing of a non-binding investment agreement with the local government, which outlines the size and location of the project. While an investment agreement is not required for the construction of solar projects, we generally receive preferential treatment from the local governments as a result of signing such agreements. After signing the investment agreement, we will solicit the preliminary approval of the provincial NDRC. After receiving the preliminary approval, we will apply for the interconnection plan with the provincial grid company and prepare and submit applications to a number of local government authorities for approvals, such as environmental and land approvals. At the same time, we will conduct an operational and financial feasibility study. After receiving the local governmental permissions, we will apply for the construction permit, the final approval by the provincial NDRC, and, upon receipt, begin construction. Construction typically requires three to four months. After construction, we apply for the Electric Power Business Certificate with State Electricity Regulatory Commission. Finally, we sign the electricity sale agreement and interconnection agreement with the provincial grid company. It generally takes approximately seven to eight months from the signing of the investment agreement to obtaining the construction permit.

As of December 31, 2013, our share of completed solar projects amounted to 213 MW. All of our connected projects qualify for feed-in-tariffs of RMB1.00 to RMB1.05 per kWh for 20 years. We have another approximately 1,100 MW of projects currently under evaluation in our project pipeline. Our projects under evaluation include approximately 700 MW of utility scale projects and 400 MW of rooftop projects, as well as 300 to 400 MW of projects in various stages of permitting and expected to connect to grid in 2014.

The following map shows the status of the projects we completed in 2013.

The following table shows the details of the projects we completed in 2013.

Region	Project	Capacity (MW)	Connected Date	Approximate Cost (RMB per watt)	FIT (RMB)	JinkoSolar’s Ownership	Share of Capacity (MW)	Debt Financing Raised (RMB million)	Current Status
Qinghai	Delingha Ruiqida	30	Jan. 2013	11.44	1.05	88.7%	27	200	Completed
Gansu	Gansu Longchang PV	20	Feb. 2013	8.43	1	100.0%	20	—	Completed
Gansu	Gansu Jintai Electric I	100	July 2013	8.17	1	28.0%	28	—	Completed
Qinghai	Hainanzhou PV	10	Sept. 2013	8.06	1	100.0%	10	80	Completed
Xinjiang	Shaya Jingxin	20	Sept. 2013	8.38	1	100.0%	20	160	Completed
Xinjiang	Wusu Zhongjing PV	20	Dec. 2013	8.52	1	100.0%	20	140	Completed
Xinjiang	Alaer JinkoSolar	20	Dec. 2013	8.53	1	100.0%	20	—	Completed
Gansu	Gansu Jintai Electric II	100	Dec. 2013	8.17	1	28.0%	28	—	Completed
Xinjiang	Bohu Jingjia Sunshine	20	Dec. 2013	8.40	1	100.0%	20	160	Completed
Xinjiang	Shaya Jingxin II	20	Dec. 2013	7.02	1	100.0%	20	—	Completed
Total		360					213	740

Our board of directors has authorized the exploration of strategic alternatives with respect to our downstream solar PV project business.

Manufacturing

We manufacture solar modules, solar cells, silicon wafers, silicon ingots and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

The following table sets forth our annual production capacity for silicon wafers, solar cells and solar modules as of December 31, 2011, 2012 and 2013:

	Annual Production Capacity as of December 31,
	2011	2012	2013
	(GW)
Products
Solar modules	1.2	1.2	2.0
Solar cells	1.2	1.2	1.5
Silicon wafers	1.2	1.2	1.5

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to approximately 1,187,466 square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

	Industrial Use	Residential Use
Location	(square meters)	(square meters)
Jiangxi Province	402,826	184,307
Zhejiang Province	563,375	36,958
Total	966,201	221,265

We also lease manufacturing facilities with a total gross floor area of approximately 32,067 square meters in Shangrao from Jiangxi Desun for production use. We also lease office space in various locations around the world where we maintain sales subsidiaries and offices.

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

			Plant Size		Annual Manufacturing Capacities as of December 31,
		Facility	(square	Duration of Land Use	2011	2012	2013
Products	Location	No.	meters)	Right	(GW)			Major Equipment
Silicon Wafers and silicon ingots	Shangrao Economic Development Zone	1	68,396.80	(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v) January 6, 2009 to August 10, 2059	1.2	1.2	1.5	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Solar Cells	Yuanhua Town, Haining	2	107,864.90	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	1.2	1.2	1.5	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
Solar Modules	Shangrao Economic Development Zone	3	134,950.58	July 6, 2009 to August 10, 2059	1.2	1.2	2.0	Laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining	4	89,543.00	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060

In addition, there is an electric power transformation and distribution substation constructed by the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. with an annual capacity of 360 million kWh and a gross floor area of 13,127 square meters at Jiangxi Jinko’s manufacturing site to support its operations and assure it of priority supply of electricity. We had our own electric power transformation and distribution substation with an annual capacity of approximately 7.4 million kWh and a gross floor area of approximately 6,667 square meters in Shangrao as of December 31, 2013.

In February 2013, we entered into a strategic cooperation agreement with China Three Gorges New Energy Corp. (“CTGNE”) to deliver in the three years from 2013 to 2015 600 MW of high efficiency solar panels to be installed in Dunhuang, Gansu Province. As part of our strategic cooperation with CTGNE, we have started constructing manufacturing facilities with an annual capacity of 200 MW in Dunhuang, Gansu Province since August 2013.

As of December 31, 2013, short-term borrowings of RMB798.4 million (US$131.9 million) and long-term borrowings of RMB518.0 million (US$85.6 million) were secured by land use rights, plant, equipment and project assets.

We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

As of December 31, 2013, we had annual capacity of approximately 1.5 GW each for silicon ingots, wafers and solar cells and approximately 2.0 GW for solar modules.

On January 16, 2014, we began operating the restructured manufacturing assets of Topoint under an operating lease agreement, including 500 MW of capacity for silicon wafers, 500 MW for PV cells and 100 MW for PV modules. Topoint is a high-tech PV manufacturer with production and research and development facilities in the Huangwan Industry Park in Haining, Zhejiang Province. We were selected to operate Topoint’s assets in light of our extensive operating experience, solid balance sheet and reputation for advanced technology. Under the operating lease agreement, we will operate Topoint's manufacturing assets until the completion of Topoint's reorganization. We intend to take ownership of Topoint and continue to operate the manufacturing assets after the reorganization. See, “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.”

We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB105.4 million (US$17.4 million) as of December 31, 2013, of which RMB103.1 million (US$17.0 million) will be due in 2014 and RMB2.3 million (US$0.4 million) will be due after one year but within five years. As we have shifted our focus from capacity expansion to improving our efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

Silicon Wafer Cutting

We cut silicon ingots into silicon wafers with high-precision wire saws which use steel wires carrying slurry to cut silicon wafers from the silicon ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut silicon ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each silicon ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We currently manufacture our monocrystalline silicon wafers in 125 mm x 125 mm dimensions with an average thickness 180 microns and our multicrystalline silicon wafers in 156 mm x 156 mm dimensions with an average thickness of 180 microns. The dimensions of the silicon wafers we produce are dictated by current demands for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2011, 2012 and 2013, virgin polysilicon accounted for approximately 88.7%, 93.8% and 78.5%, respectively, and recoverable silicon materials accounted for approximately 11.3%, 6.2% and 21.5%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2013, purchases from foreign suppliers and domestic suppliers accounted for 27.6% and 72.4% of our total silicon raw material purchases, respectively.

In 2011, 2012 and 2013, our five largest suppliers provided approximately 57.8%, 63.2% and 62.1%, respectively, of our total silicon purchases by value. In 2011, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 16.5%, of our total silicon purchases by value. In 2012, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 20.5% of our total silicon purchases by value. In 2013, two of our suppliers individually accounted for more than 10% and our largest supplier accounted for 24.2% of our total silicon purchases by value.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2013, we had approximately RMB70.0 million (US$11.6 million) of advances to suppliers.

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

Customers and Markets

We sell PV products in both China and overseas markets and sell electricity generated by our solar projects in China. In 2011, 2012 and 2013, we generated 17.4%, 45.5% and 48.9% of our revenues from domestic sales and 82.6%, 54.5% and 51.1% of our revenues from export sales, respectively. As of December 31, 2013, we had more than 200 customers for our solar modules from China and 39 other countries, including Germany, Italy, Canada, the United States, Japan, Singapore, Australia, India and South Africa. The following table sets forth our net revenues generated from sales of products and provision of processing services to customers in respective geographic locations, with percentage of net revenues, for the periods indicated.

	2011		2012		2013
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	1,281,483.5	17.4	2,179,670.1	45.5	3,461,295.6	571,765.2	48.9
Outside China
South Africa	-	-	202.4	0.0	681,502.4	112,576.2	9.6
Germany	2,422,250.6	32.8	1,177,954.6	24.6	583,912.7	96,455.5	8.2
America	118,132.9	1.6	135,839.2	2.8	414,371.3	68,449.3	5.9
Singapore	-	-	14,854.0	0.3	370,676.4	61,231.4	5.2
India	108,636.5	1.5	31,122.5	0.6	310,873.4	51,352.6	4.4
Rest of the world	3,454,447.9	46.8	1,255,125.6	26.2	1,256,206.7	207,510.6	17.7
Sub-total	6,103,467.9	82.6	2,615,098.3	54.5	3,617,542.9	597,575.6	51.1
Total	7,384,951.4	100.0	4,794,768.4	100.0	7,078,838.5	1,169,340.8	100.0

Sales of solar modules are our largest revenue contributor, which accounted for 94.1% of our total revenues in 2013. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers, for the periods indicated:

	2011		2012		2013
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Solar modules	33.6	Solar modules	18.3	Solar modules	30.3

We sell our solar modules under our own brand “JinkoSolar” as well as on an OEM basis. Our customers for solar modules include distributors, project developers and system integrators. We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our module customers include leading players in the PV industry, such as Enel Green Power, BayWa r.e. Solarsysteme GmbH, AMEC, the Juwi Group, Energiebau Solarstrom System GmbH, WBHO Build Energy (Pty) Ltd, Solar Century Holding Ltd and Solairedirect S.A.

Sales and Marketing

We sell solar modules under short-term contracts and by spot market sales. We negotiate payment terms on a case by case basis and we allow most of our overseas’ customers to make full payment within 90 days and our domestic customers to make 90%-95% of payment within 180 days after delivery and the rest will be paid when warrant period end.

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, U.S. Canada, South Africa, Australia, Singapore, and other countries and regions. We have established 22 overseas subsidiaries in 14 countries, including Germany, France, Italy, Switzerland, Luxemburg, Canada, U.S., Australia, South Africa, Japan, India, Britain, Hong Kong and Singapore. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

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

In December 2013, we received the 2013 Chinese Excellent Corporate Citizenship Award at the 9th China Annual Corporate Citizenship Awards Ceremony.

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

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received CE, TÜV and MCS certifications for all of our solar modules sold in Europe, UL certifications for all solar modules sold in North America and CQC certification for our monocrystalline solar modules in China. In September 2011, 15 types of our solar modules received A-rating from Brazil’s National Institute of Metrology, Quality and Technology (Inmetro). In August 2011, one type of our solar modules ranked 7th among solar modules manufactured by nearly 100 solar module manufacturers from all over the world in terms of yield performance measured by PHOTON Lab’s outdoor test. In August 2012, our modules became the first to pass TUV-SUD’s stringent potential induced degradation test under 85 degrees Celsius and 85% relative humidity conditions, and our testing facility received certification from China National Accreditation Service for its industry leading quality controls. In 2013, our solar modules also passed TUV Nord's Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TUV Rheinland.

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

As of December 31, 2013, we had a dedicated team of 719 employees overseeing our quality control processes, and they work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner. In addition, to ensure the effectiveness of our quality control procedures, we also provide periodic training to our employees.

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar cells and solar modules such as Trina and Yingli Green Energy, Canadian Solar Inc and ReneSola Ltd. in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

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

Furthermore, we may also face extensive competition in developing solar power projects and providing solar system integration services. Some of our potential competitors in this industry may have a longer history, a more extensive experience in this industry, greater financial and other resources, stronger brand recognition, stronger relationships with customers and greater economies of scale than we do. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.”

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

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the revised Regulation on the Safety Management of Hazardous Chemical, which became effective on December 1, 2011, we are required to engage State-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to make such filing on time may subject us to an order to rectify such conduct within a prescribed time period, fines of up to RMB100,000 or a revocation of our qualification certification and business license.

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

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. Our manufacturing plants in Jiangxi Jinko have received the ISO 9001 certification and Zhejiang Jinko have received the ISO 9001 and the ISO14001 certification. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant insurance policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to approximately RMB2,397.5 million (US$396.0 million) as of December 31, 2013. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to approximately RMB3,757.3 million (US$620.7 million) as of December 31, 2013. As of December 31, 2013, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”) of up to US$50.0 million, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$420.5 million and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar International Limited, JinkoSolar GmbH, JinkoSolar Canada Co., Ltd. and JinkoSolar (U.S.) Inc. of up to RMB10.00 billion (US$1.65 billion).

We engaged PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries to provide insurance coverage for the product warranty services for our solar modules worldwide. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. Since May 2011, we have renewed the insurance policy upon its expiration in May for each year for a period of one year.

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB14.0 million, RMB5.9 million and RMB29.6 million (US$4.6 million) in insurance premiums in 2011, 2012 and 2013, respectively.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

On December 26, 2009, China revised its Renewable Energy Law, which originally became effective on January 1, 2006. The revised Renewable Energy Law sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy water heating systems, solar energy heating and cooling systems, PV systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

On April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes. The law also encourages and supports the development of solar energy system in rural areas. On September 4, 2006, the MOF and Ministry of Construction jointly promulgated the Interim Measures for Administration of Special Funds for Application of Renewable Energy in Building Construction, pursuant to which the MOF will arrange special funds to support the application of Building Integrated Photovoltaics systems, or BIPV applications, to enhance building energy efficiency, protect the environment and reduce consumption of fossil fuel energy. Under these measures, applications to provide hot water supply, refrigeration, heating and lighting are eligible for such special funds.

On March 23, 2009, the MOF promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Structures, or the Interim Measures, to support the promotion of PV applications in China. Local governments are encouraged to issue and implement supporting policies for the development of PV technology. Under these Interim Measures, a subsidy of RMB20 per kWp covering BIPV applications installed on or after March 23, 2009 was set for 2009. On December 16, 2011, the MOF and Ministry of Housing and Urban-Rural Development jointly released a notice regarding the application of PV technology in building structures, pursuant to which the PRC government offer subsidies ranging from RMB7.5 to RMB9.0 per watt for BIPV projects. The construction of such BIPV projects must be completed in 2012.

On July 16, 2009, the MOF, Ministry of Science and Technology and Resource Bureau of the NDRC jointly published an announcement containing the guidelines for the Golden Sun Demonstration Program. Under the program, the PRC government will provide, up to 20 MW of PV projects per province, with a 50% to 70% subsidy for the capital costs of solar systems and the relevant power transmission and distribution systems. The program further provides that each PV project applying for such subsidy must have a minimum capacity of 300 kWp with an operation period of not less than 20 years. On September 21, 2010, the MOF, Ministry of Science and Technology and Ministry of Housing and Urban-Rural Development jointly released an announcement to strengthen the administration of, and provide details for, the implementation of the Golden Sun Demonstration Program and government subsidies for BIPV applications. Among other things, the announcement clarified that the PRC government will subsidize 50% of the cost of key equipment for on-grid PV projects and 70% of that for off-grid PV projects in remote regions. In addition, the government will offer subsidies of RMB4 per watt for on-grid PV projects, RMB6 per watt for BIPV projects and RMB10 per watt for off-grid PV projects in remote regions.

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

On March 8, 2011, the MOF and the Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Further Application of Renewable Energy in Building Construction to increase the utilization of renewable energy in buildings.

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item. On February 16, 2013, the NDRC promulgated the 2013 revised Guideline Catalogue for Industrial Restructuring to be effective on May 1, 2013, the solar power industry is still categorized as an encouraged item.

On February 24, 2012, the MIIT released the 12th Five-Year Plan for the Solar Photovoltaic Industry. According to the industry plan, China will reduce the cost of solar power to 0.8 yuan (12 US cents) per kilowatt-hour by 2015 and 0.6 yuan per kWh by 2020 and increase production of solar panels. Furthermore, the plan said the government requires China’s leading polysilicon manufacturers to reach annual production capacity of 50,000 tons by 2015.

On July 7, 2012, China’s National Energy Administration (NEA) officially released the “12th Five-Year Plan on Solar Power Development. In the document, the NEA stated that by 2015, the total installed capacity of distributed PV generation will achieve 10GW in Eastern and Central China by focusing on the establishment of distributed PV generation systems in such areas, and the total installed capacity of 10GW of grid-connected PV power plants will be established to increase local electrical power supply in the regions with rich solar resources and uncultivated land resources, such as Qinghai, Xinjiang, Gansu and Inner Mongolia. The total estimated investment is RMB250 billion.

On July 9, 2012, the State Council released the “12th Five-Year” Development Plan for National Strategic New Industries. According to this document, by 2020, the total installed capacity of PV generation will achieve 50 million kW, and the research and manufacturing technology of PV equipment will reach advanced global levels. This document also set forth the major actions to be taken and policies to be promulgated for promoting the development of solar power industry.

On January 1, 2013, the PRC State Council issued the 12th Five-Year Plan for Energy Development, which demonstrated a commitment to solar energy. It proposed that by the end of 2015, there should be 21 GW of installed solar power capacity, a 40% increase compared to 2012. In addition, the Plan also encouraged and promoted the merger and acquisition, restructuring and upgrading of the PV industry.

In response to the increased pace of market development, the PRC State Council, in a statement dated July 4, 2013, announced that installed capacity for solar electricity is expected to reach more than 35 GW by 2015 at a growth rate of about 10 GW a year between now and then, and to reach more than 100 GW by 2020. The PRC State Council also described principles promoting the PV industry through (i) the exploration of the distributed PV power generation market, (ii) the improvement to the grid connection management and service, in particular for PV power generation, (iii) the improvement to pricing and subsidy policies and development of fund for renewable energy and (iv) support from the financial institutions to the PV industry, among other matters.

On January 17, 2014, the NEA issued the Notice on Targets for the Increase in PV Power Generation Capacity for 2014, and announced that the total target for the increase in PV power generation capacity for 2014 will be 14 GW, of which 8 GW will be reserved for distributed power generation and 6 GW will be reserved for power generation by solar power projects.

Laws and Regulations Concerning the Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996 (subsequently revised effective on August 27, 2009) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

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

On July 24, 2011, the NDRC issued the Notice on Improvements to the Feed-in Tariff Policy for On-grid Solar Power Generation to provide a unified national standard tariff price for solar power generation. Pursuant to this notice, non-tendered projects are required to implement the unified national standard tariff price, while tendered projects are required to implement the tender price not higher than the national standard unified tariff price. The NDRC indicates that it will adjust the national standard tariff price in the future based on changes in investment costs and technical progress, among other factors. According to this notice, the national standard tariff price will bolster the adoption of the PV applications in China and benefit the solar power industry. The implementation details for this notice have not been issued.

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

On March 16, 2007, the National People’s Congress passed the CIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council of China approved and promulgated the Implementation Rules of the CIT Law, which took effect simultaneously with the CIT Law. The CIT Law supersedes the former Income Tax Law.

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

With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko is grandfathered by the Implementation Circular. Both Jiangxi Jinko and Zhejiang Jinko were subject to a preferential tax rate of 12.5% in 2011 and 2012. In 2013, each of Jiangxi Jinko and Zhejiang Jinko was recognized by the State Administration of Taxation as a “National High and New Technology Enterprise,” and was subject to a preferential income tax rate of 15%.

According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which were issued by the SAT on August 24, 2009 and became effective on October 1, 2009, the application of the preferential withholding tax rate under bilateral tax treaty is subject to the approval of competent PRC tax authority. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a PRC tax resident enterprise if its place of effective management is in China. If an enterprise is deemed to be a PRC tax resident enterprise, its worldwide income will be subject to the corporate income tax. According to the Implementation Rules of the CIT Law, the term “de facto management bodies” is defined as bodies that have, in substance, and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise. In addition, under the CIT Law and the Implementation Rules of the CIT Law, foreign shareholders could become subject to a 10% witholding tax on any gains they realize from the transfer of their shares, if such gains are regarded as income derived from sources within China, which includes gains from transfer of shares in an enterprise considered a “tax resident enterprise” in China. Once a non-PRC company is deemed to be a PRC tax resident enterprise by following the “place of effective management” concept and any dividend distributions from such company are regarded as income derived from sources within China, PRC income tax withholding may be imposed and applied to dividend distributions from the deemed PRC tax resident enterprise to its foreign shareholders.

Effective January 1, 2012, the MOF and the SAT launched a Business Tax to Value Added Tax (“VAT”) Transformation Pilot Program (“the Pilot Program”), in Shanghai. On April 10, 2013, the State Counscil announced the nationwide implementation of the Pilot Program, which took effect from August 1, 2013. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. In addition, the MOF and the SAT released a notice, which further expanded the scope of taxable services for VAT on December 12, 2013, effective from January 1, 2014, replacing the Business Tax to Value Added Tax Circular 37 released by the MOF and the SAT on May 24, 2013.

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

C.	Organizational Structure

The following table sets out our principal subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation / Acquisition	Place of Incorporation	Percentage of ownership
JinkoSolar Technology Limited (“Paker”)	November 10, 2006	Hong Kong	100%
Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%
Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%
JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%
Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%
JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%
Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%
JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%
Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%
JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%
JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%
JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%
Shangrao Jinko PV Technology Engineering Co., Ltd. (“Jinko Tech”)	July 28, 2011	PRC	100%
JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%
Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%
Delingha Ruiqida Solar Power Co., Ltd. (“Delingha Solar Power”)	December 6, 2011	PRC	88.7%
Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%
Wide Wealth Group Holding Limited (“Wide Wealth”)	June 11, 2012	Hong Kong	100%
Haining JinkoSolar Investment Co., Ltd (“Haining Investment")	September 14, 2012	PRC	100%
Canton Best Limited (“Canton Best”)	September 16, 2013	BVI	100%
JinkoSolar Power Engineering Group Limited (“Power Engineering”)	November 12, 2013	Cayman	100%

* Paker Technology Limited was renamed as JinkoSolar Technology Limited on November 16, 2011.

D.	Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in Jiangxi and Zhejiang Provinces in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules and solar project development. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. Leveraging our expertise in manufacturing high quality solar modules and our experience in the PV industry, we also develop PV projects in China and provide solar system integration services. As of December 31, 2013, we had annual capacity of approximately 1.5 GW each for silicon ingots, wafers and solar cells and approximately 2.0 GW for solar modules. As of December 31, 2013, our share of completed solar projects amounted to 213 MW, with annual power generation capacity approaching 324 million kWh.

Our revenues were RMB7,385.0 million, RMB4,794.8 million and RMB7,078.8 million (US$1,169.3 million) in 2011, 2012 and 2013, respectively. We had net income of RMB273.3 million in 2011, net loss of RMB1,542.4 million in 2012 and net income of RMB188.0 million (US$31.1 million) in 2013.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Our business and revenue growth depends on the industry demand for solar power and solar power products. In the second half of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. In early 2010, as the effect of the global financial crisis started to subside, industry demand for solar power and solar power products started to revive. Access to financing continued to improve from 2010 to the first half of 2011, driven by increasing awareness of renewable energy, stronger balance sheets for financing providers and sustainable government incentives to develop solar as an alternative energy solution. However, in 2011, a decrease in payment to solar power producers, in the form of feed-in tariffs and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as feed-in tariffs. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations.

We believe the steady reduction in the manufacturing cost of solar power products will stimulate demand for solar power and solar power products in the long term. In particular, decreases in the price of silicon feedstock, improvements in manufacturing techniques for solar power products and economies of scale have continually reduced the unit production costs of solar power products in recent years, which in turn has increased the competitiveness of solar power on an unsubsidised basis relative to conventional power and other renewable energy sources. We expect significant market opportunities to be created as demand continues to grow and the price of solar power approaches that of conventional energy in a number of markets. In the long term, we believe that solar power will continue to have significant growth potential and that demand for our products and services will continue to grow.

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

The increased use of credit sales and the longer credit terms had led to increased accounts receivable turnover and increased the risk of bad debts. For example, our accounts receivable turnover were 54 days, 156 days and 114 days in 2011, 2012 and 2013, respectively. In particular, in 2011, 2012 and 2013, our accounts receivable turnover in Germany were 69 days, 70 days and 106 days, respectively, and our accounts receivable turnover in China were 50 days, 119 days and 131 days, respectively. Correspondingly, we recorded significantly higher provisions for accounts receivable. We recorded provisions for accounts receivable of RMB179.7 million, RMB673.7 million and RMB446.0 million (US$73.7 million) as of December 31, 2011, 2012 and 2013, respectively. We expect the use of credit sales to continue in the industry and this trend will continue to negatively affect our liquidity and our accounts receivable turnover. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, we may need to continue to provide for doubtful accounts and may need to write off overdue accounts receivable we determine as not collectible.

Pricing of Solar Power Products

The price of our solar modules is influenced by a variety of factors, including polysilicon prices, supply and demand conditions, the competitive landscape and processing technologies.

The implementation of the capacity expansion plans by major solar power product manufacturers in 2009 and 2010 resulted in significant increases in the supply of solar power products in the global market, which contributed to a general decrease in the average selling prices of solar power products in recent years, including solar modules. The slowdown in the growth of demand for solar power products in recent years has further reduced the market prices of solar power products. In addition, decreases in the price of silicon feedstock, improvements in manufacturing techniques for solar power products and economies of scale have continually reduced the unit production costs of solar power products in recent years, which in turn have increased the competitiveness of solar power on an unsubsidised basis relative to conventional power and other renewable energy.

The pricing of solar power products began to stabilize in 2013, as weaker players exited the market. Nonetheless, we expect the market prices of solar power products to continue to decline in the long term due to continued advancements in processing technologies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry —Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.”

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar power products. For example, the German government has introduced legislation to reduce the feed-in-tariff program since 2010 due to the strong growth of its domestic solar market. In Spain, since 2009, continued reductions in the feed-in tariff as a result of its government’s spending cut backs have resulted in a weakened solar market. In 2010, Italy also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In 2011 and 2012, several countries, including Germany, Italy, France, Greece, Spain and Belgium continued to reduce their feed-in tariffs as well as other incentive measures.

Our revenue and operating results may be adversely impacted by unfavorable policy revisions if feed-in tariffs in South Africa, Germany, the United States, our three largest export markets, and certain other major markets for solar power and solar power products are further reduced. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and solar power to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. We believe that the growth of the solar power industry in the short term will continue to depend largely on the availability and effectiveness of government incentives for solar power products and the competitiveness of solar power in relation to conventional and other renewable energy resources in terms of cost. In addition, our revenue from the sale of electricity generated from our solar power projects may be adversely impacted by unfavorable policy revisions of feed-in tariffs in China, as feed-in tariffs constitute a substantial part of the payments made to our projects for the electricity generated and sold.

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as Europe. For example, during 2012, the U.S. Department of Commerce imposed a countervailing duty at 15.24% and an anti-dumping duty at 24.48% on our products for the imports of crystalline silicon PV cells, whether or not assembled into modules from the People's Republic of China. As a result of the latest round of investigations initiated inDecember 2013 by the International Trade Commission and in January 2014 by the U.S. Department of Commerce against imports of certain solar PV products from China, we may be subject to new anti-dumping and countervailing duties imposed by the U.S. government. In addition, on December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating from or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers, including JinkoSolar, to limit their exports of solar panels to the EU and for no less than a minimum price, which will exempt us from both anti-dumping and anti-subsidy duties. We expect our exports to both the U.S. market and European market to be adversely affected by these duties. Our direct sales to the U.S. market and European market accounted for 7.1% and 18.2% of our total revenue in 2013, respectively.

In particular, the revenues and profitability of our project development business in China will depend to a significant extent on regulatory policies in China. We have recently expanded our project development business in response to a number of favorable policy developments. These policy developments have presented new business opportunities, increased the stability of our earnings and improved our anticipated revenue and profitability. In 2013, China’s State Council described principles promoting the PV industry through (i) the exploration of the distributed PV power generation market, (ii) the improvement to the grid connection management and service, in particular for PV power generation, (iii) the improvement to pricing and subsidy policies and development of fund for renewable energy and (iv) support from the financial institutions to the PV industry, among other matters. China’s State Council also recently increased the installed capacity target for solar electricity a number of times, announcing, in 2013, that the installed capacity for solar electricity is expected to reach more than 35 GW by 2015 at a growth rate of about 10 GW a year between now and then, and to reach more than 100 GW by 2020. In addition, in 2013, the NDRC, the National Energy Commission and the MOF instituted a number of measures to standardize settlement of feed-in tariffs. In 2013, the MOF also proposed to almost double the renewable surcharge for electricity end-users from RMB0.008 per kW to RMB0.015 per kW, effective September 25, 2013. In 2013, the NDRC also announced that distributed-generation-connected projects will receive new subsidies.

Our project development and operations capabilities

Our financial condition and results of operations depend on our ability to successfully continue to develop new projects and operate our existing projects. We expect to build and manage a greater number of projects, which we expect to present additional challenges to our internal processes, external construction management, working capital management and financing capabilities. Our financial condition, results of operations and future success depend, to a significant extent, on our ability to continue to identify suitable sites, expand our pipeline of projects with attractive returns, obtain required regulatory approvals, arrange necessary financing, manage the construction of our projects on time and within budget, and successfully operate PV projects.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2013, we had annual capacity of approximately 1.5 GW each for silicon ingots, wafers and solar cells and approximately 2.0 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

We commenced developing solar power projects and providing solar system integration services in late 2011. As of December 31, 2013, our share of completed solar projects amounted to 213 MW, with annual power generation capacity approaching 324 million kWh. As we expand our solar power project development and solar system integration business, we expect that the contribution of this new business to our revenue will increase, which will have a positive effect on our results of operations and gross profit margin as solar power project development and solar system integration business normally has a higher gross profit margin than sales of solar modules.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2011, 2012 and 2013, the average conversion efficiency rate of our solar cells using our monocrystalline silicon wafers were 18.2%, 18.6% and 18.6%, respectively, and the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers were 16.8%, 17.6% and 17.9%, respectively.

Selected Statement of Operations Items

Revenues

Currently, we derive our revenues primarily from the sale of solar modules and to a lesser extent from the sales of silicon wafers and solar cells. We also derive a small portion of revenues from providing processing services and solar system integration services as well as from the sale of electricity generated by our projects. We expect the sale of solar modules to continue to be our primary revenue source. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	2011		2012		2013
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Products
Recovered silicon materials	6,366.0	0.1	270.4	0.0	14,559.7	2,405.1	0.2
Silicon ingots	14,363.2	0.2	1,885.6	0.0	1,189.7	196.5	0.0
Silicon wafers	517,935.2	7.0	328,428.6	6.8	70,637.0	11,668.4	1.0
Solar cells	168,388.4	2.3	138,686.4	2.9	184,203.1	30,428.2	2.6
Solar modules	6,647,264.1	90.0	3,897,288.0	81.3	6,660,317.5	1,100,206.1	94.1
Services
Solar system EPC	24,798.0	0.3	213,174.4	4.5	201.1	33.2	0.0
Processing services	5,836.5	0.1	213,427.9	4.5	71,010.7	11,730.1	1.0
Revenue from generated electricity			1,607.1	0.0	76,719.7	12,673.2	1.1
Total	7,384,951.4	100.0	4,794,768.4	100.0	7,078,838.5	1,169,340.8	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, our sales volumes and approximate average selling prices for the periods indicated:

	2011	2012	2013
Sales volume:
Recovered silicon materials (metric tons)	0.1	0.0	5.0
Silicon ingots (MW)	2.7	1.1	0.3
Silicon wafers (MW)	135.1	197.4	54.8
Solar cells (MW)	51.8	78.5	113.2
Solar modules (MW)	760.8	912.4	1,765.1
Average selling price (RMB):
Recovered silicon materials (per kilogram)	108.6	-	2.9
Silicon ingots (per watt)	5.3	1.6	4.0
Silicon wafers (per watt)	3.8	1.7	1.3
Solar cells (per watt)	3.3	1.8	1.6
Solar modules (per watt)	8.7	4.3	3.8

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; and (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules. (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2011, 2012 and 2013, our cost of revenues was RMB6,235.1 million, RMB4,562.5 million and RMB5,641.5 million (US$931.9 million), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses, impairment of long-lived assets, provision for advance to suppliers and goodwill impairment.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2011, 2012 and 2013, our selling and marketing expenses were RMB338.4 million, RMB343.4 million and RMB492.6 million (US$81.4 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees as well as provision for bad debts. In 2011, 2012 and 2013, our general and administrative expenses were RMB419.3 million, RMB760.8 million and RMB230.1 million (US$38.0 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and, salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2011, 2012 and 2013, our research and development expenses were RMB30.0 million, RMB69.0 million and RMB65.5 million (US$10.8 million), respectively.

Provision for advance to suppliers. In 2012, we made provision of RMB227.1 million for the outstanding balances of inventory purchase prepayments, primarily to two suppliers under long-term polysilicon supply contracts as a result of the continuing decline in the polysilicon purchase price and the adverse developments in those suppliers’ operations during 2012. We did not make any provision for the outstanding balances of inventory purchase prepayments in 2013.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment in our wafer and cell production line. In,2012 and 2013, we recognized impairment of long-lived assets of RMB65.5 million and RMB3.6 million (US$0.6 million), respectively.

Goodwill Impairment. In the fourth quarter of 2011, due to the challenging solar market conditions and the significant reduction of our market capitalization since the second quarter of 2011, we recognized a goodwill impairment charge of RMB45.6 million relating to the acquisition of equity interest in Zhejiang Jinko, one of our principal operating subsidiaries.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, short-term bonds, short-term and long-term borrowings from banks and other lenders. In 2011, 2012 and 2013, we incurred net interest expenses of RMB182.5 million, RMB221.7 million and RMB223.4 million (US$36.9 million), respectively.

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

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations for us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. In 2011, 2012 and 2013, our government subsidy income, which was not assets related, was RMB25.6 million, RMB40.9 million and RMB7.6 million (US$1.3 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB91.6 million, RMB119.8 million and RMB63.3 million (US$10.5 million) in 2011, 2012 and 2013, respectively.

Exchange Loss/(Gain)

We incurred a foreign exchange loss of RMB139.0 million in 2011 primarily due to the effect of the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables. In 2012, we had foreign-exchange loss of RMB36.5 million primarily due to the depreciation of the Euro against the Renminbi. In 2013, we incurred foreign exchange loss of RMB38.5 million (US$6.4 million) primarily due to the depreciation of the U.S. dollar against the Renminbi.

Other Income/ (Expenses), Net

Other income/ (expenses) consists primarily of income from sales of used packaging materials, compensation from our suppliers and expenses relating to charitable donations. We had net other income of RMB28.3 million in 2011 as we received damages from one of our silicon wafer customers pursuant to contract dispute. In 2012, we had net other income of RMB4.3 million mainly due to compensation received from one of our suppliers for breach of contact. We had net income of RMB6.9 million (US$1.1 million) in 2013 primarily due to compensation received from local government for power cut.

Change in Fair Value of Forward Contracts

We entered into several foreign exchange forward contracts with local banks to reduce the volatility caused by foreign currency fluctuations in 2011. We recognized a gain of RMB36.6 million as a result of a change in fair value of foreign currency forward contracts in 2011. In 2012, we recognized loss of RMB9.0 million as a result of a change in fair value of foreign currency forward contacts due to the depreciation of the Euro against the Renminbi. We recognized a gain of RMB48.4 million (US$8.0 million) as a change in fair value of foreign currency forward contracts due to the fluctuation of the Euro against the Renminbi in 2013.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

We issued convertible senior notes in the principal amount of US$125 million and entered into a capped call transaction in May 2011. We have elected to carry these notes at fair value, and we recognized a gain from change in the fair value of convertible senior notes and related capped call options of RMB299.7 million in 2011. In 2012 and 2013, we recognized loss from a change in fair value of convertible senior notes and capped call option of RMB97.2 million and RMB212.9 million (US$35.2 million), respectively.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009 as amended and options for a total of 7,070,802 ordinary shares were outstanding as of December 31, 2013. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2011, 2012 and 2013:

73

	2011	2012	2013
	(RMB in thousands)	(RMB in thousands)	(RMB in thousands)	(US$ in thousands)	(%)
Cost of revenues	725.7	947.4	505.0	83.4	2.8
Selling and marketing expense	529.9	2,128.2	1,499.2	247.6	8.3
General and administrative expense	8,623.5	14,267.5	15,988.0	2,641.0	88.9
Total share-based compensation expenses	9,879.1	17,343.1	17,992.2	2,972.1	100.0

Taxation

We derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. Under the CIT Law, which became effective on January 1, 2008, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. However, according to the CIT Law and the Implementation Rules of the CIT Law, the “two-year exemption” and “three-year half deduction” tax preferential policy was grandfathered, under which a foreign invested enterprise of production nature scheduled to operate for no less than ten years would be eligible for a corporate income tax exemption of two years followed by a three-year 50% reduction on its applicable corporate income tax rate, in each case beginning with its first year of profitability. As a result, Jiangxi Jinko and Zhejiang Jinko were exempted from corporate income tax in 2009 and subject to corporate income tax at the reduced rate of 12.5% from 2010 to 2012. Starting from 2013, Jiangxi Jinko and Zhejiang Jinko are both subject to corporate income tax at the rate of 15% for being designated by relevnt governmental authorties as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko’s and Zhejiang Jinko’s continued entitlement to the 15% corporate income tax rate from the years 2016 and 2015 respectively are subject to their respective applications for renewal and relevant governmental authorities’ review and approval.

In addition, under the CIT Law, an enterprise established outside China with “de facto management bodies” within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC corporate income tax at the rate of 25% on its global income. Under the Implementation Rules of the CIT Law, the term “de facto management bodies” refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. On April 22, 2009, the SAT promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents such as our company, JinkoSolar Technology and Wide Wealth Group Holdings Limited. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. In any event, our company, JinkoSolar Technology and Wide Wealth Group Holdings Limited do not have substantial income from operations outside of China, and we do not expect to derive substantial earnings from operations outside of China in the foreseeable future.

Under the CIT Law and the Implementation Rules of the CIT Law, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. Under the tax arrangement between Hong Kong and China, a reduced tax rate of 5% for dividends paid to a Hong Kong company will be applied provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary. Both JinkoSolar Technology and Wide Wealth Group Holdings Limited are our Hong Kong subsidiaries. 100% of the equity interest of Jiangxi Jinko, 25% of the equity interest of Zhejiang Jinko and 100% of the equity interest of JinkoSolar (Shanghai) Management Co., Ltd. are owned directly by JinkoSolar Technology, 100% of the equity interest of Shangrao Jinko PV Technology Engineering Co., Ltd. is owned directly by Wide Wealth Group Holdings Limited. If neither JinkoSolar Technology nor Wide Wealth Group Holdings Limited is deemed a PRC tax resident enterprise and is treated as the beneficial owner of the dividends paid by Jiangxi Jinko, Zhejiang Jinko and JinkoSolar (Shanghai) Management Co., Ltd. to JinkoSolar Technology, or the dividends paid by Shangrao Jinko PV Technology Engineering Co., Ltd. to Wide Wealth Group Holdings Limited, as the case may be, and owns such equity for at least 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax pursuant to the tax arrangement between Hong Kong and China as discussed above. According to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the SAT on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under a bi-lateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Administration of TaxationSAT on How to Understand and Identify a “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed as a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefit.

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

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value Added Tax Transformation Pilot Program, or the Pilot Program, in Shanghai. On April 10, 2013, the State Council announced the nationwide implementation of the Pilot Program, which took effective from August 1, 2013. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. In addition, the PRC Ministry of Finance and the State Administration of Taxation released a notice, which further expanded the scope of taxable services for VAT on December 12, 2013, effective from January 1, 2014, replacing the Business Tax to Value Added Tax Circular 37 released by the PRC Ministry of Finance and the State Administration of Taxation on May 24, 2013. Under the current law of the Cayman Islands, we are not subject to any income or capital gains tax. In addition, dividend payments made by us are not subject to any withholding tax in the Cayman Islands.

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

For sales of PV products from PRC to foreign customers, delivery of the products generally occurs at the point in time the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV products to domestic customers in PRC or by foreign subsidiaries, delivery of the product generally occurs at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

We entered into certain sales contracts with retainage terms since 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period which generally range from one year to two years (the “Retainage Period”). Given our limited experience with respect to the collectability of the retainage, we defer recognition of the retainage as revenue until the customers pay us after the Retainage Period expires. As of December 31, 2013, the total amounts of retainage that were not recognized as revenue were RMB169.6 million (US28.0 million).

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

We recognize income from generating electricity as revenue when persuasive evidence of an arrangement exists, electricity has been generated and be transmitted to the grid, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

We recognize government subsidy of electricity revenues from solar projects when the condition attached to it has been met and there is reasonable assurance that the grant will be received.

Advance payments received from customers for the future sale of inventory are recognized as advances from third party customers in the consolidated balance sheets. Advances from third party customers are recognized as revenues when the conditions for revenue recognition described above have been satisfied. Advances from third party customers have been recognized as a current liability because the amount at each balance sheet date is expected to be recognized as revenue within 12 months.

In the PRC, VAT at a general rate of 17% on the invoiced amount is collected by us on behalf of tax authorities in respect of sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases is recorded as a liability until it is paid to the tax authorities.

Segment report

 During the third quarter of 2013, we changed our organizational structure as part of our transformation to a solar product manufacturing and solar project developing company. As a result of these changes, information that our chief operating decision maker regularly reviews for purposes of allocating resources and assessing performance changed. Therefore, beginning in the third quarter of 2013, we are reporting our financial performance based on our new segments: manufacturing segment and solar projects segment.

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our reportable segments. Management has determined that we operate our business in two segments, as that term is defined by FASB ASC Topic 280, Segment reporting.

Our first segment is the vertically integrated solar power products manufacturing business (“manufacturing segment”), under which we manufacture silicon ingots, wafers, cells and solar modules.

Our second segment is the downstream solar projects (“solar projects segment”), under which we develop, construct and operate the solar projects, including (i) project development, (ii) engineering, procurement, and construction (“EPC”), (iii) connecting solar projects to the grid and operation and maintenance of the solar projects.

Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assessed accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, we conduct a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, our historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. We will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is reasonably assured. We may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, we closely monitor the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and will evaluate whether any of such adverse change warrants further action to be taken us, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. The receivable from insurance is only recorded when insurance claim has been submitted to the insurance company and been accepted and acknowledged by the carrier and recovery is considered reasonably assured. Upon recording the recovery, the bad debt expense is reduced.

Allowances for doubtful accounts receivable were RMB179.7 million, RMB673.7 million and RMB446.0 million (US$73.7 million) for the years ended December 31, 2011, 2012 and 2013, respectively. The significant increase of provisions for accounts receivable in 2012 is mainly due to the adverse economic development in solar industry, especially in Europe, resulting in the reduction in feed-in-tariffs in various countries and the decrease in debt financing available for the development of PV projects, as well as the shift in market practice towards increased use of credit sales and the longer credit terms, which in general would lead to higher risk of bad debts. In 2013, the decrease of allowances for doubtful accounts receivable was primarily due to the reversal of allowance for bad debts as a result of the subsequent cash collection of long-aged accounts receivable.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excess, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. Provisions for inventories valuation were RMB201.7 million, RMB332.3 million and RMB163.7 million (US$27.0 million) for the years ended December 31, 2011, 2012 and 2013, respectively.

In addition, we analyze our firm purchase commitments, which currently consist primarily of the long-term fixed price polysilicon supplier agreements, at each period end. Provision is made in the current period when the anticipated inventories cost from future execution of such supplier agreement is in excess of market. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2011, 2012 and 2013.

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

Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, we capitalize interest on amounts expended on the project at our weighted average cost of borrowing money. Interest expense capitalized for the years ended December 31, 2011, 2012 and 2013 were RMB3.5 million, RMB7.5 million and RMB7.1 million (US$1.2 million), respectively.

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

As of December 31, 2011, 2012 and 2013, the balances of project assets were RMB272.5 million, RMB536.4 million and RMB1,358.9 million (US$224.5 million), respectively. As of December 31, 2011, 2012 and 2013, project assets with book value of nil, RMB349.5 million and RMB1,349.7 million (US$223.0 million) had been completed and connected to the grid. The revenue from connection to the grid for the years ended December 31, 2011, 2012 and 2013 is nil, RMB1.6 million and RMB76.7 million (US$12.7 million), respectively.

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

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, we test impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. We perform a two-step goodwill impairment test. The first step identifying potential impairment, compares the fair values of each reporting unit to its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied value is recognized as an impairment loss. Impairment losses of RMB45.6 million, nil and nil were recorded in 2011, 2012 and 2013, respectively.

Investments in affiliates

We hold equity investments in affiliates for which we do not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein we record our proportionate share of the investees' income or loss in its consolidated financial statements. Cost method is used for investments over which we do not have the ability to exercise significant influence.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets related to the retirement of certain equipment in the wafer and cell production line that had become obsolete were nil, RMB65.5 million and RMB3.6 million (US$0.6 million) in 2011, 2012 and 2013, respectively.

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

Due to limited warranty claim history, we estimate warranty costs based on an assessment for our competitors’ history while incorporating estimates of failure rates through our quality review. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, we will prospectively revise our accrual rate. We began the sales of solar modules in the first half of 2009 and have not experienced any material warranty claims to-date in connection with declines in the power generation capacity of our solar modules or defects. The liability for warranty cost as of December 31, 2011, 2012 and 2013 were RMB96.5 million, RMB130.5 million and RMB195.2 million (US$32.3 million), respectively.

The warranty costs were classified as current liabilities (under a balance sheet item named other payables and accruals) and non-current liabilities (under a balance sheet item named accrued warranty costs – non-current), respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. In 2011, 2012 and 2013, warranty cost expenses were RMB63.0 million, RMB40.2 million and RMB67.5 million (US$11.2 million), respectively. The utilization of the warranty accruals for the years ended December 31, 2011, 2012 and 2013 were nil, RMB6.2 million and RMB2.8 million (US$0.5 million).

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

Government grants

Government grants related to technology upgrades and development of export markets are recognized as subsidy income when received. In 2011, 2012 and 2013, we received financial subsidies of RMB25.6 million, RMB40.9 million and RMB7.6 million (US$1.3 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of RMB91.6 million, RMB119.8 million and RMB63.3 million (US$10.5 million) during 2011, 2012 and 2013, respectively.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income taxes are not provided on undistributed earnings of the Company’s subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested total RMB709.7 million (US$117.2 million) and the amount of the unrecognized deferred taxes liabilities on the permanently reinvested earnings was RMB71.0 million (US$11.7 million) as of December 31, 2013.

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2012 and 2013, valuation allowances of RMB402.9 million and RMB242.1 (US$40.0 million) were provided against deferred tax assets because it was more likely than not that such portion of deferred tax would not be realized based on our estimate of future taxable incomes of all our subsidiaries. If events occur in the future that allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowance was reversed in 2013 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2011, 2012 and 2013, we did not record any liability for any uncertain tax positions.

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

	2011		2012		2013
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)
Consolidated Statement of Operations Data:
Revenues	7,384,951.4	100.0	4,794,768.4	100.0	7,078,838.5	1,169,340.8	100.0
Sales of recovered silicon materials	6,366.0	0.1	270.4	0.0	14,559.7	2,405.1	0.2
Sales of silicon ingots	14,363.2	0.2	1,885.6	0.0	1,189.7	196.5	0.0
Sales of silicon wafers	517,935.2	7.0	328,428.6	6.8	70,637.0	11,668.4	1.0
Sales of solar cells	168,388.4	2.3	138,686.4	2.9	184,203.1	30,428.2	2.6
Sales of solar modules	6,647,264.1	90.0	3,897,288.0	81.3	6,660,317.5	1,100,206.1	94.1
Solar system EPC	24,798.0	0.3	213,174.4	4.4	201.1	33.2	0.0
Revenue from generated electricity	-	-	1,607.1	0.0	76,719.7	12,673.2	1.1
Processing services	5,836.5	0.1	213,427.9	4.6	71,010.7	11,730.1	1.0
Cost of revenues	(6,235,100.2)	(84.4)	(4,562,531.3)	(95.2)	(5,641,487.1)	(931,907.3)	(79.7)
Gross profit	1,149,851.2	15.6	232,237.1	4.8	1,437,351.4	237,433.5	20.3
Total operating expenses	(833,965.5)	(11.3)	(1,465,724.3)	(30.6)	(791,806.0)	(130,797.0)	(11.2)
Income from operations	315,885.7	4.3	(1,233,487.2)	(25.7)	645,545.4	106,636.5	9.1
Interest expenses, net	(182,502.2)	(2.5)	(221,719.8)	(4.6)	(223,376.9)	(36,899.2)	(3.2)
Convertible senior notes issuance costs	(30,154.1)	(0.4)	—	—	—	—	—
Subsidy income	25,553.8	0.3	40,902.6	0.9	7,583.2	1,252.7	0.1

Exchange loss	(138,994.3)	(1.9)	(36,472.7)	(0.8)	(38,468.0)	(6,354.5)	(0.5)
Other (expenses)/income, net	28,257.1	0.4	4,263.5	0.1	6,871.9	1,135.2	0.1
Change in fair value of forward contracts	36,604.9	0.5	(9,043.1)	(0.2)	48,390.4	7,993.5	0.7

Change in fair value of convertible senior notes and capped call options	299,747.7	4.1	(97,160.7)	(2.0)	(212,906.6)	(35,169.70)	(3.0)
Income before income taxes	354,398.6	4.8	(1,552,717.4)	(32.4)	233,639.4	38,594.5	3.3
Income tax benefit/(expense)	(81,072.7)	(1.1)	8,917.6	0.2	(18,532.4)	(3,061.3)	(0.3)
Equity in losses of affiliated companies	(0.0)		(16.3)	(0.0)	(25,615.0)	(4,231.3)	(0.4)
Net income	273,325.9	3.7	(1,543,816.1)	(32.2)	189,492.0	31,301.8	2.6
Less: Net income attributable to the non-controlling interests	16.9	—	1,394.0	(0.0)	1,480.1	244.5	0.0
Net income attributable to JinkoSolar Holding Co., Ltd.	273,342.8	3.7	(1,542,422.1)	(32.2)	188,011.9	31,057.3	2.6

Reportable Segments

In the third quarter of 2013, we changed our organizational structure as part of our transformation to a solar product manufacturing and solar project developing company. Therefore, starting from the third quarter of 2013, we have two reportable segments: (i) the manufacturing segment and (ii) the solar projects segment. Our manufacturing segment comprises our vertically integrated solar power product manufacturing business, under which we manufacture silicon ingots, wafers, cells and solar modules. Our solar projects segment comprises the downstream solar project development, construction and operation business, including (i) project development, (ii) engineering, procurement, and construction, or EPC, (iii) connecting solar projects to the grid and operation and maintenance, or O&M, of the solar projects.. We expect that our solar project segment will experience a high growth and will become increasingly important in our overall business operations.

We started our solar projects business in December 2011. During the year ended December 31, 2011, total operating expenses incurred for the solar projects business was RMB149.9 million and no revenue was recognized as the construction of the solar projects was still in progress. The following table sets forth the results of operations of our segments and the reconciliation with our consolidated results of operations only for the years ended December 31, 2012 and 2013:

	For the year ended December 31,
	2012				2013
Segment	Manufacturing	Solar Projects	Elimination	Total	Manufacturing		Solar Projects		Elimination		Total
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Revenues	4,909,005.4	1,607.1	(115,844.1)	4,794,768.4	7,369,293.7	1,217,320.6	76,719.7	12,673.2	(367,174.9)	(60,653.0)	7,078,838.5	1,169,340.8
Gross profit/(loss)	237,322.3	(3,986.8)	(1,098.4)	232,237.1	1,440,916.3	238,022.4	45,863.9	7,576.2	(49,428.8)	(8,165.1)	1,437,351.4	237,433.5
Interest expense, net	(221,719.8)	-	-	(221,719.8)	(209,340.4)	(34,580.5)	(14,036.5)	(2,318.67)	-	-	(223,376.9)	(36,899.2)
Loss/(Income) before income taxes	(1,526,557.9)	(25,061.0)	(1,098.5)	(1,552,717.4)	282,959.1	46,741.5	19,467.1	3,215.7	(68,786.9)	(11,362.7)	233,639.3	38,594.5

*	Refers to the elimination of revenue and profit derived from the sale of solar modules from the manufacturing segment to the solar projects segment.

2013 compared with 2012

Revenues. Our revenues increased by 47.6% from RMB4,794.8 million in 2012 to RMB7,078.8 million (US$1,169.3 million) in 2013, primarily due to the significant increase in sales volume of our solar modules, which was partially offset by a decrease in sales volume for our silicon wafers, solar system integration services, processing services and a decrease in average selling price. Our sales of solar modules increased by 70.9% from RMB3,897.3 million in 2012 to RMB6,660.3 million (US$1,100.2 million) in 2013, primarily due to the significant increase in sales volume, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 93.4% from 912.4 MW in 2012 to 1,765.1 MW in 2013. The average selling price of our solar modules decreased by 11.7% from RMB4.3 per watt in 2012 to RMB3.8 (US$0.62 per watt) per watt in 2013, primarily due to over-supply of solar power products in the market which makes the market value of solar modules decrease.

Our sales of silicon wafers decreased by 78.5% from RMB328.4 million in 2012 to RMB70.6 million (US$11.7 million) in 2013. The sales volume of our silicon wafers decreased by 72.2% from 197.4 MW in 2012 to 54.8 MW in 2013. The average selling price of our silicon wafers decreased by 22.6% from 2012 to in 2013.

Our sales of solar cells increased by 32.8% from RMB138.7 million in 2012 to RMB184.2 million (US$30.4 million) in 2013. The sales volume of our solar cells increased by 44.3% from 78.5 MW in 2012 to 113.2 MW in 2013. The average selling price of our solar cells decreased by 8.0% from 2012 to 2013.

Our revenue generated from providing solar system integration services decreased significantly from RMB213.2 million in 2012 to RMB0.2 million (US$0.03 million) in 2013. Our revenue generated from providing solar system integration services decreased in 2013 was primarily due to the project was completed in 2012.

Our processing service fee decreased significantly from RMB213.4 million in 2012 to RMB71.0 million (US$11.7 million) in 2013, primarily due to the full utilization of our production capacity in 2013, compared to partial utilization in 2012.

Our revenue from the sale of electricity generated by our solar projects increased significantly from RMB1.6 million in 2012 to RMB76.7 million (US$12.7 million) in 2013, primarily due to an increase in our solar projects in operation.

Cost of Revenues. Our cost of revenues increased by 23.6% from RMB4,562.5 million in 2012 to RMB5,641.5 million (US$931.9 million) in 2013, primarily due to the significant increase in sales volume of our solar modules, which was partially offset by a decrease in sales volume for our silicon wafers and solar cells and a decrease in the purchase price.

Gross Profit. Our gross profit significantly increased by 519.0% from RMB232.2 million in 2012 to RMB1,437.4 million (US$237.4 million) in 2013. Our gross margin increased from 4.8% in 2012 to 20.3% in 2013, primarily due to, the decrease in purchase prices for our virgin polysilicon and reductions in non-silicon manufacturing cost per watt, which exceeded the decrease in the average selling prices of our solar modules, silicon wafers and solar cells.

Operating Expenses. Our operating expenses decreased by 46.0% from RMB1,465.7 million in 2012 to RMB791.8 million (US$130.8 million) in 2013, primarily as a result of a significant decrease in our general and administrative expenses and a provision for advances to suppliers which we incurred in 2012 but not in 2013.

Our selling and marketing expenses increased by 43.5% from RMB343.4 million in 2012 to RMB492.6 million (US$81.4 million) in 2013, primarily due to the increase in transportation expenses and warranty costs, which were in line with the increase in our sales.

Our general and administrative expenses significantly decreased by 69.8% from RMB760.8 million in 2012 to RMB230.1 million (US$38.0 million) in 2013, primarily due to a reversal of provision for bad debts of RMB308.2 million (US$50.9 million) mainly as a result of the collection of overdue balance of accounts receivables.

Our provision for advance to suppliers was nil in 2013, compared to RMB227.1 million in 2012. The reversal was primarily due to the improvement in our suppliers’ operations in 2013.

Our research and development expenses decreased from RMB69.0 million in 2012 to RMB65.5 million (US$10.8 million) in 2013.

Loss from Operations. As a result of the foregoing, we had income from operations RMB645.5 million (US$106.6 million) in 2013 as compared to the loss from operations of RMB1,233.5 million in 2012. Our operating profit margin significantly improved from negative 25.7% in 2012 to positive 9.1% in 2013.

Interest Expenses, Net. Our net interest expenses increased by 0.7% from RMB221.7 million in 2012 to RMB223.4 million (US$36.9 million) in 2013.

Subsidy Income. Our subsidy income decreased by 81.5% from RMB40.9 million in 2012 to RMB7.6 million (US$1.3 million) in 2013, primarily due to the one-time nature of government subsidies that we received in 2012 and 2013, respectively.

Exchange Loss. Our exchange loss increased by 5.5% from RMB36.5 million in 2012 to RMB38.5 million (US$6.4 million) in 2013, primarily due to the depreciation of the Euro and U.S. dollar against the RMB.

Other Income/(Expense), Net. We had other income, net of RMB6.9 million (US$1.1 million) in 2013, compared with other income, net of RMB4.3 million in 2012.

Change in Fair Value of Forward Contracts. We recognized a gain in in fair value of foreign currency forward contracts of RMB48.4 million (US$8.0 million) in 2013, compared with a loss of RMB9.0 million in 2012.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a loss of RMB212.9 million (US$35.2 million) in 2013 in relation to a change in fair value of our convertible senior notes and capped call options, primarily as a result of the put options of convertible senior notes on May 15, 2014 nearing their expiration date, compared with a loss of RMB97.2 million in 2012, in relation to a change in fair value of our convertible senior notes and capped call options, primarily as a result of the put options of convertible senior notes on May 15, 2014 nearing their expiration date.

Income Tax (Expense)/Benefit. We recorded an income tax expense of RMB18.5 million (US$3.1 million) in 2013, compared with an income tax benefit of RMB8.9 million in 2012, primarily as a result of the increase in profit in 2013 and the use of the carry forward income tax credits in 2012. Zhejiang Jinko individually recorded an income tax expense of RMB11.1 million (US$1.8 million) in 2013. As a result, our effective tax rate increased from 0.6% to 8.9%. Valuation allowance decreased from RMB402.9 million in 2012 to RMB242.1 million (US$40.0 million) in 2013 since certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets.

Net Income/(loss) attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, we had a net income attributable to JinkoSolar Holding Co., Ltd. of RMB188.0 million (US$31.1 million) in 2013 as compared with a net loss of RMB1,542.4 million in 2012. Our net profit margin was positive 2.7% in 2013, compared with negative 32.2% in 2012.

2012 compared with 2011

Revenues. Our revenues decreased by 35.1% from RMB7,385.0 million in 2011 to RMB4,794.8 million in 2012, primarily due to the significant decline in average selling prices of our solar modules, silicon wafers and solar cells, which was partially offset by an increase in sales volume for our solar modules, silicon wafers and solar cells.

Our sales of solar modules decreased by 41.4% from RMB6,647.3 million in 2011 to RMB3,897.3 million in 2012, primarily due to the decrease in average selling prices, partially offset by increased sales volume. The sales volume of our solar modules increased by 19.9% from 760.8 MW in 2011 to 912.4 MW in 2012. The average selling price of our solar modules decreased by 51.1% from 2011 to 2012, primarily due to the reduction in government subsidies and economic incentives in many export markets, as well as over-supply of solar power products in the market due to increased manufacturing capacity and reduced silicon raw material costs.

Our sales of silicon wafers decreased by 36.6% from RMB517.9 million in 2011 to RMB328.4 million in 2012. The sales volume of our silicon wafers increased by 46.1% from 135.1 MW in 2011 to 197.4 MW in 2012. The average selling price of our silicon wafers decreased by 56.6% from 2011 to 2012.

Our sales of solar cells decreased by 17.6% from RMB168.4 million in 2011 to RMB138.7 million in 2012. The sales volume of our solar cells increased by 51.6% from 51.8 MW in 2011 to 78.5 MW in 2012. The average selling price of our solar cells decreased by 45.7% from 2011 to 2012.

Our revenue generated from providing solar system integration services increased significantly from RMB24.8 million in 2011 to RMB213.2 million in 2012.

Our processing service fee increased significantly from RMB5.8 million in 2011 to RMB213.4 million in 2012, primarily due to an increase in the volume of solar cells processed, as a result of an increase in sales volume for our solar cells.

Cost of Revenues. Our cost of revenues decreased by 26.8% from RMB6,235.1 million in 2011 to RMB4,562.5 million in 2012, primarily due to a decrease in the purchase price of our virgin polysilicon materials.

Gross Profit. Our gross profit decreased by 79.8% from RMB1,149.9 million in 2011 to RMB232.2 million in 2012. Our gross margin decreased from 15.6% in 2011 to 4.8% in 2012, primarily due to the decrease in the average selling prices of our solar modules, silicon wafers and solar cells, which exceeded the decrease in purchase prices for our virgin polysilicon and reductions in non-silicon manufacturing cost per watt.

Operating Expenses. Our operating expenses increased by 75.8% from RMB834.0 million in 2011 to RMB1,465.7 million in 2012, primarily as a result of the recognition of non-cash charges in 2012, including provision for bad debts of RMB412.5 million, impairment of long-lived assets of RMB65.5 million, write-off of equipment prepayment of RMB44.2 million and provisions for outstanding balance of inventory purchase prepayment under long-term polysilicon supply contracts of RMB223.0 million.

Our general and administrative expenses increased by 81.2% from RMB419.9 million in 2011 to RMB760.8 million in 2012, primarily due to the recognition of non-cash charges, including the provision for bad debts of RMB412.5 million mainly as a result of the increase in overdue balance of accounts receivables .

Our selling and marketing expenses increased by 1.5% from RMB338.4 million in 2011 to RMB343.4 million in 2012.

Our research and development expenses increased significantly from RMB30.0 million in 2011 to RMB69.0 million in 2012 due to increase of our research and development activities.

Loss from Operations. As a result of the foregoing, we had loss from operations RMB1,233.5 million in 2012 as compared to the income from operations of RMB315.9 million in 2011. Our operating profit margin decreased by 30.0% from positive 4.3% in 2011 to negative 25.7% in 2012.

Interest Expenses, Net. Our net interest expenses increased by 21.5% from RMB182.5 million in 2011 to RMB221.7 million in 2012, primarily due to an increase in interest expenses as a result of the full-year impact of convertible senior notes and increase of short-term borrowings during 2012.

Subsidy Income. Our subsidy income increased by 60.1% from RMB25.6 million in 2011 to RMB40.9 million in 2012.

Exchange Loss. Our exchange loss decreased by 73.8% from RMB139.0 million in 2011 to RMB36.5 million in 2012, primarily due to the depreciation of the Euro against the RMB.

Other Income/(Expense), Net. We had other income, net of RMB4.3 million in 2012, compared with other income, net of RMB28.3 million in 2011. The decrease of other income is mainly primarily because we received RMB33 million from one of our silicon wafer customers pursuant to a contractual dispute in 2011, whereas we had only such income of RMB17 million in 2012.

Change in Fair Value of Forward Contracts. We recognized a loss in in fair value of foreign currency forward contracts of RMB9.0 million in 2012, compared with a gain of RMB36.6 million in 2011.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a loss of RMB97.2 million in 2012 in relation to a change in fair value of our convertible senior notes and capped call options, primarily as a result of the put options of convertible senior notes on May 15, 2014 nearing their expiration date, compared with an unrealized gain of RMB299.7 million in 2011, primarily due to the decrease in the trading price of our ADSs for 2011.

Income Tax (Expense)/Benefit. We recorded an income tax benefit of RMB8.9 million in 2012, compared with an income tax loss of RMB81.1 million in 2011, primarily as a result of the true-up we recorded for applicable income tax credits for 2011 which were approved by the tax authorities in the second quarter of 2012. Our effective tax rate decreased from 22.8% in 2011 to 0.6% in 2012, primarily because we had a net loss for 2012 and we have made a full valuation allowance against deferred tax assets.

Net Income/(loss) attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, we had a net loss attributable to JinkoSolar Holding Co., Ltd. of RMB1,542.4 million in 2012 as compared with a net income of RMB273.3 million in 2011. Our net profit margin was negative 32.2% in 2012, compared with positive 3.7% in 2011.

B.	Liquidity and Capital Resources

We have financed our operations primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2013, we had RMB456.1 million (US$75.3 million) in cash and cash equivalents and RMB398.5 million (US$65.8 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

As of December 31, 2013, we had entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB105.4 million (US$17.4 million) as of December 31, 2013, of which RMB103.1 million (US$17.0 million) will be due within one year after December 31, 2013. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2013, we had total bank credit facilities available of RMB4.16 billion (US$686.8 million) with various banks, of which RMB2.71 billion (US$447.9 million) were drawn down and RMB1.45 billion (US$238.9 million) were available.

As of December 31, 2013, we had short-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB1,803.6 million (US$297.9 million). As of December 31, 2013, we had short-term borrowings outstanding of RMB1,531.1 million (US$252.9 million), RMB18.0 million (US$3.0 million) and RMB254.5 million (US$42.0 million), which were denominated in RMB, EUR and U.S. dollars, respectively, and bearing a weighted average interest rates of 5.51%, 4.20% and 3.93% per annum, respectively.

As of December 31, 2013, we pledged property, plant and equipment of a total net book value of RMB2,098.5 million (US$346.6 million), land use rights of a total net book value of RMB301.6 million (US$49.8 million), accounts receivable of a total net book value of RMB38.8 million (US$6.4 million) and inventories of a total net book value of RMB206.4 million (US$34.1 million) to secure repayment of our short-term borrowings of RMB888.4 million (US$146.8 million). As of December 31, 2013, our outstanding short-term borrowings guaranteed by our founders were RMB605.0 million (US$99.9 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings.

We have long-term borrowings (including the portion of long-term borrowings due within one year) of RMB533.0 million (US$88.0 million) as of December 31, 2013. Long-term borrowings outstanding as of December 31, 2013 bore interest at an average annual rate of 6.86%. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2013, we pledged land use rights with net book value of RMB98.0 million (US$16.2 million), property, plant and equipment with net book value of RMB293.8 million (US$48.5 million) and project assets of a total net book value of RMB634.2 million (US$104.8 million) and accounts receivable of a net book value of RMB36.0 million (US$5.9 million)to secure repayment of borrowings of RMB518.0 million (US$85.6 million). As of December 31, 2013, long-term loans (including the portion of long-term borrowings due within one year) in the amount of RMB171.0 million (US$28.2 million) will be due for repayment upon maturity within one year after December 31, 2013 and long-term loans in the amount of RMB32.0 million (US$5.3 million) will be due for repayment after one year, but within five years.

In addition, we have substantial repayment obligations under our convertible notes. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.00%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest. Concurrent with our issuance of the convertible senior notes, we entered into a capped call option transaction with an affiliate of the initial purchaser of the notes. We paid a total premium for the capped call option of US$18.0 million. As of December 31, 2013, we had in the principle amount of US$123 million of the convertible notes due 2016 outstanding.

On April 23, 2012, Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC, issued unsecured one-year short-term bonds with a principal amount of RMB300 million. The bonds bear a fixed annual interest rate of 6.3% and will mature on April 23, 2013. On January 29, 2013, Jinko Solar Co., Ltd. issued six-year bonds with a principal amount of RMB800 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jinko Solar Co., Ltd. has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jinko Solar Co., Ltd. to repurchase all or part of their bonds upon Jinko Solar Co., Ltd.’s announcement of whether or not we decide to raise the interest rate, and by how much, at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360 million with a term of 15 years with China Development Bank to develop PV projects, which we fully drew down on April 3, 2013. On January 6, 2014, we entered into another loan facility for an aggregate principal amount of RMB400 million (US$66.1 million) also for a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report.. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150 million due 2019, bearing an annual interest rate of 4.00% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance upon Regulation S of the Securities Act. In light of the amount of bank borrowings and bonds due in the near future and possible exercise of the put option of the convertible senior notes on May 14, 2014, sufficient funds may not be available to meet our payment obligations.

On September 25, 2013, we completed a follow-on public offering of 4,370,000 ADSs, receiving aggregate net proceeds of approximately US$67.8 million, after deducting discounts and commissions and offering expenses. On January 22, 2014, we completed a follow-on public offering of 3,750,000 ADSs representing 15,000,000 ordinary shares, receiving aggregate net proceeds of approximately US$126.2 million after deducting discounts and commissions and offering expenses.

We had negative working capital as of December 31, 2013. Our management believes that our current cash position as of December 31, 2013, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2013. However, in light of the amount of bank borrowings and bonds are due in the near future and exercise of the put option of the convertible senior notes on May 14, 2014, sufficient funds may not be available. Accordingly, we may need to reduce discretionary spending. Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2011	2012	2013
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by/(used in) operating activities	(766,209.9)	716,250.9	625,089.1	103,257.4
Net cash (used in) investing activities	(2,433,671.1)	(500,772.2)	(1,286,122.8)	(212,452.3)
Net cash provided by/(used in) financing activities	3,120,496.4	(370,708.3)	841,080.3	138,936.6
Net increase/(decrease) in cash and cash equivalents	(87,353.8)	(154,721.0)	176,946.2	29,229.4
Cash and cash equivalents at the beginning of the year	521,204.8	433,851.0	279,130.0	46,109.0
Cash and cash equivalents at the end of the year	433,851.0	279,130.0	456,076.2	75,338.4

Operating Activities

Net cash provided by operating activities in 2013 was RMB625.1 million (US$103.3 million), consisting primarily of (i) an increase in accounts payable of RMB413.0 million(US$68.2 million) due to an increase in credit terms, (ii) a decrease in accounts receivable of RMB179.4 million(US$29.6 million), (iii) depreciation of property, plant and equipment of RMB328.3 million(US$54.2 million), (iv) a change in fair value of convertible senior notes of RMB305.2 million (US$50.4 million), and (v) an increase in other payables and accruals of RMB181.0 million (US$29.9 million), primarily due to an increase in subsidy payments for several power plants, partially offset by (i) an increase in notes receivable of RMB271.4 million (US$44.8 million), primarily due to the receipt of one customer’s RMB62.8 million (US$10.4 million) corporate acceptance notes; (ii) an increase in prepayments and other current assets of RMB168.3 million (US$27.8 million), primarily due to an increase in the balance of VAT recoverable of RMB254.1 million (US$42.0 million), as more raw materials were purchased, and (iii) the reversal of provision for allowance of doubtful accounts of RMB186.9 million (US$30.9 million), primarily due to settlement of long-aged accounts receivable which were previously provided for.

Net cash provided by operating activities in 2012 was RMB716.3 million, consisting primarily of (i) an increase in accounts payable of RMB991.3 million due to an increase in credit terms with our suppliers, (ii) provision for allowance of doubtful accounts of RMB493.9 million due to the increase of provisions for accounts receivable, (iii) a decrease in prepayments and other assets of RMB395.0 million representing a decrease in the balance of our value-added tax deductible, after we collected the tax from relevant tax authority. (iv) an inventory provision of RMB332.3 million and (v) depreciation of property, plant and equipment of RMB323.2 million, partially offset by a net loss of RMB1,543.8 million, and (ii) an increase in accounts receivable of RMB898.0 million primarily due to increased sales on credit terms.

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

Investing Activities

Net cash used in investing activities in 2013 was RMB1,286.1 million (US$212.5 million), consisting primarily of (i) cash paid for short-term investments of RMB1,739.2 million (US$287.3 million), (ii) cash paid for construction of project assets of RMB529.5 million (US$87.5 million) and (iii) the purchase of property, plant and equipment of RMB463.2 million (US$76.5 million), partially offset by cash collected from short-term investments of RMB1,727.6 million (US$285.4 million).

Net cash used in investing activities in 2012 was RMB500.8 million, consisting primarily of (i) cash paid for short-term investments of RMB1,391.5 million consisting of time deposits with original maturities longer than three months and less than one year, (ii) cash paid for construction of project assets project assets of RMB116.8 million and (iii) the purchase of property, plant and equipment of RMB121.3 million, partially offset by (i) cash collected from short-term investments of RMB1,163.2 million.

Net cash used in investing activities in 2011 was RMB2,433.7 million, consisting primarily of (i) purchase of property, plant and equipment of RMB1,780.2 million, (ii) cash paid for construction of project assets of RMB235.2 million, (iii) cash paid for short-term investments of RMB459.5 million consist of time deposits with original maturities longer than three months and less than one year and (iv) purchase of land use rights of RMB116.0 million and, partially offset by decrease in restricted cash of RMB159.9 million.

Financing Activities

Net cash provided by financing activities in 2013 was RMB841.1 million(US$138.9 million), consisting primarily of (i) borrowings from third parties of RMB3,399.3 million (US$561.5 million), (ii) proceeds from issuance of bonds of RMB800.0 million (US$132.2 million) and (iii) proceeds from issuance of ordinary shares in follow-on offerings of RMB413.0 million (US$68.2 million), partially offset by (i) repayment of borrowings to third parties of RMB3,469.1 million (US$573.1 million) and (ii) repayment of bonds payable of RMB300.0 million (US$49.6 million).

Net cash used in financing activities in 2012 was RMB370.7 million, consisting primarily of (i) borrowings from third parties of RMB3,664.6 million, (ii) proceeds from issuance of bonds of RMB300.0 million and (iii) an increase in notes payables of RMB239.3 million due to an increase in credit terms with our suppliers, partially offset by (i) the repayment of borrowings to third parties of RMB3,600.6 million, (ii) repayment of bonds of RMB1,000.0 million upon maturity in 2012.

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

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB2,131.4 million, RMB238.2 million and RMB1,005.1 million (US$166.0  million) in 2011, 2012 and 2013, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon ingots and silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have been focusing on improving our efficiency to reduce our unit cost and have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB105.4 million (US$17.4 million) as of December 31, 2013, of which RMB103.1 million (US$17.0 million) will be due in 2014 and RMB2.3 million (US$0.4 million) will be due after one year but within five years. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a limited number of third-party suppliers for supplying key manufacturing equipment and we may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this accounting standard beginning on January 1, 2013 does not have a material impact on the Group’s consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, ‘‘Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists’’, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. As of December 31, 2013, our research and development team consisted of 125 experienced researchers and engineers, of which, 26 experienced engineers were located in the Shangrao Economic Development Zone, and 99 experienced engineers were located in Zhejiang Haining. In July 2012, we were selected as a finalist for the “Solar Projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research.

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

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we will partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which will be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2011, 2012 and 2013, our research and development expenses were approximately RMB30.0 million, RMB69.0 million and RMB65.5 million (US$10.8 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 87 patents by the State Intellectual Property Office of the PRC, including 77 utility model patents, 3 invention patent and 7 design patents. We also have 89 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 10 trademarks in the PRC, such as “ “, “ “, and “ “, and 2 trademarks in Hong Kong and Taiwan, including “ “, “ “ and “ “. We also have 6 trademarks registered in WIPO. We have pending trademark applications of 2 trademarks in 10 countries and regions, including India, Thailand, South Africa, and Argentina. In addition, we have registered 4 trademarks in U.S., 3 trademarks in Canada and 3 trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2013 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment due by period
Contractual Obligations	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
	(RMB in thousands)
Short-term Debt Obligations*	1,841,574.8	1,841,574.8	-	-	-
Long-term Debt Obligations*	805,703.9	201,791.6	66,523.1	65,172.5	472,216.7
Bonds Payable and Accrued Interests	950,432.7	71,920.0	878,512.7	-	-
Convertible Senior Notes*	755,774.2	755,774.2	-	-	-
Operating Lease Obligations	16,146.2	8,102.0	4,994.9	2,188.1	861.2
Capital Commitment	105,407.0	103,085.9	2,321.1	-	-
Total	4,475,038.8	2,982,248.5	952,351.8	67,360.6	473,077.9

*Includes accrued interests

G.	Safe Harbor

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	38	Chairman of the board of directors
Kangping Chen	41	Director and chief executive officer
Xianhua Li	40	Director and vice president
Wing Keong Siew	62	Independent director
Haitao Jin	60	Independent director
Zibin Li	74	Independent director
Steven Markscheid	60	Independent director
Longgen Zhang	49	Chief financial officer
Arturo Herrero	42	Chief marketing officer
Musen Yu	65	Vice president
Zhiqun Xu	47	Vice president

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

In 2013, we paid cash compensation in the aggregate amount of RMB22.0 million (US$3.6 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was approximately RMB0.6 million (US$83,519 in 2013.

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

Share Options

As of the date of this annual report, options to purchase 6,601,730 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan as of the date of this annual report:

Name	Number of Shares		Exercise Price (US$)	Grant Date	Expiration Date
Zibin Li		*	2.08	August 28, 2009	August 28, 2016
Steven Markscheid		*	2.08	September 15, 2009	September 15, 2016
Zhiqun Xu		*	2.08	August 28, 2009	August 28, 2016
Musen Yu		*	2.08	August 28, 2009	August 28, 2016
Longgen Zhang	953,200	**	2.08	August 28, 2009	October 1, 2014
	1,120,000	**	1.42	November 3, 2011	September 30, 2018
	600,000	**	4.38	October 1, 2013	September 30, 2016

Arturo Herrero		*	2.08	April 12, 2010	April 12, 2017
Other Employees	5,981,574		1.42~6.50	August 28, 2009 to December 21,2012	August 28, 2016 to January 31,2019
				October 1, 2013	September 30, 2018
				October 1, 2013	September 30, 2020

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

**	The outstanding shares will be beneficially owned upon exercise of all options.

C.	Board Practices

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

As of December 31, 2011, 2012 and 2013, we had a total of 7,941, 7,111 and 8,829 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in the U.S., Europe and other countries and regions. The following table sets forth the number of our employees categorized by main category of activities and as a percentage of our workforce as of dates indicated:

	As of December 31,
	2011	2012	2013
Manufacturing and engineering	6,119	5,547	7,006
General and administration	612	318	461
Quality control	702	688	719
Research and development	148	132	125
Purchasing and logistics	266	309	232
Marketing and sales	94	117	286
Total	7,941	7,111	8,829

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. In October 2013, we were named one of the Top 100 Best Employers in China in 2013 by the World Executive Journal in conjunction with the World HR Laboratory, Bossline and CEO-ZINE.

Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

Based on the prevailing local practice in Jiangxi Province resulting from the discrepancy between national laws and their implementation by local governments, Jiangxi Jinko did not pay statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, for all of its employees. For similar reasons, Zhejiang Jinko did not pay statutory social security benefits in Zhejiang Province for all of its employees. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB118.3 million, RMB154.8 million and RMB175.2 million (US$28.9 million), respectively, as of December 31, 2011, 2012 and 2013. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)(3)
	Number	%
Directors and Executive Officers:
Xiande Li(4)	21,342,750	17.3
Kangping Chen(5)	13,285,700	10.8
Xianhua Li(6)	6,857,100	5.6
Wing Keong Siew	—	—
Haitao Jin	—	—
Zibin Li	*	*
Steven Markscheid	*	*
Longgen Zhang	2,236,040	1.8
Arturo Herrero o	*	*
All Directors and Executive Officers as a group	44,128,630	35.0
Principal Shareholders:
Brilliant Win Holdings Limited(4)	21,342,750	17.3
Yale Pride Limited(5)	13,285,700	10.8
Peaky Investments Limited(6)	6,857,100	5.6

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding shares.
(1)	The outstanding shares will be beneficially owned upon exercise of all options.
(2)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.
(3)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 123,515,622 ordinary shares, being the number of shares outstanding as of the date of this annual report, and the number of ordinary shares underlying options exercisable by such person or group within 60 days of the date of this prospectus.

(4)	Represents 21,342,750 ordinary shares held by Brilliant Win Holdings Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.
(5)	Represents 13,285,700 ordinary shares held by Yale Pride Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li.

(6)	Represents 6,857,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, and British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our common stock.

As of the date of this annual report, 123,515,622 of our shares are issued and outstanding (excluding the 2,728,628 ordinary shares issued to the depositary and reserved for future grants under our 2009 Long Term Incentive Plan), including 81,279,964 ordinary shares represented by 20,319,991 ADSs issued by the depositary. As of the date of this annual report, we have one record shareholder in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013
	(RMB)
Accounts receivable from related parties:
Accounts receivable from subsidiaries of ReneSola Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	105,531,368	17,631,474
Accounts receivable due from Gansu Jintai Electronic Power Company Ltd.("Gansu Jintai", our non-controlling interest company with 28% shares)	-	266,510,538
Notes receivables from related parties:
Notes receivable due from Gansu Jintai	-	42,900,000
Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	5,840,380	216,255
Total	111,371,748	327,258,267

Accounts payable due to a related party:
Accounts payable due to a subsidiary of ReneSola	30,045,245	2,468,361
Other payables due to a related party:
Other payables to Jiangxi Desun for leasing of land and buildings	2,161,345	3,261,649
Travelling reimbursements payable to executive directors who are also shareholders	109,531	-
Total	32,316,121	5,730,010
(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

For the years ended December 31, 2011, 2012 and 2013, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB32.6 million, RMB201.4 million and RMB33.9 million (US$5.6 million), respectively.

For the transaction with Renesola during 2013, we entered into processing services agreements with subsidiaries of Renesola, and revenue related to provision of processing services was recognized when such services had been performed.

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

For the transactions with ReneSola during 2011, we entered into raw materials purchase transactions and finished goods sales transactions with the subsidiaries of ReneSola. Each of these sales and purchases transactions with the same counterparty is not legally contingent upon each other. These sales and purchases transactions were not conducted simultaneously and there was no direct linkage between any one or group of buy transactions with any one or group of sell transactions. Each buy or sell transaction was separately documented, transacted at the fair market value prevailing at that time and gross-cash settled. These buy and sell transactions with the same counterparty were recognized at gross basis and presented separately as sales and cost of goods sold in the our consolidated financial statements.

For the years ended December 31, 2011, 2012 and 2013, raw materials purchased from a subsidiary of ReneSola amounted to RMB44.5 million, nil and RMB4.0 million (US$0.7 million), respectively.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Company on July 28, 2008 and became our related party. For the years ended December 31, 2011, 2012 and 2013, Desun charged Jiangxi Jinko RMB1.1 million, RMB1.1 million and RMB1.1 million (US$0.2 million) in rent, respectively.

On December 20, 2012, we signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. (“Jinchuan Group”), a PRC state-owned enterprise, to jointly invest and establish a Company (“Gansu Jintai” or the “investee”), to develop solar power plant with a capacity of 200 MW in Jinchang, Gansu Province, China. For 2013, our sales of solar module to Jinchuan Group amounted to RMB758.1 million (US$125.3 million).

During the years ended December 31, 2011, 2012 and 2013, our founders, including Xiande Li, our chairman, Kangping Chen, our chief executive officer, and Xianhua Li, our vice president, provided guarantees for several of our short-term and long-term bank borrowings. As of December 31, 2011, 2012 and 2013, the balances of short-term borrowings guaranteed by the founders were RMB244.0 million, RMB508.3 million and RMB605.0 million (US$99.9 million), respectively, and the balances of long-term borrowings guaranteed by the founders were RMB80.0 million, nil and nil, respectively.

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

Legal and Administrative Proceedings

On October 19, 2011, the Coalition for American Solar Manufacturing (the “CASM”), which is made up of seven solar power product manufacturers in the United States and led by SolarWorld Industries America Inc., filed a broad trade case at the United States Department of Commerce (the “U.S. Department of Commerce”) against the Chinese solar industry, accusing it of using billions of dollars in government subsidies to help gain sales in the U.S. market and seeking tariffs of more than 100% of the wholesale price of solar panels from China (the “Filing”). JinkoSolar is on the list of the solar companies subject to investigation by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched an anti-dumping and countervailing duty investigation into the alleged unfair practices by the PRC government in support of its domestic PV industry, in response to the Filing brought by CASM (the “Investigation”). We filed our response to the Investigation with the U.S. Department of Commerce on November 29, 2011. Subsequently, we duly filed the separate rate application with U.S. Department of Commerce on January 19, 2012. In March 2012, the U.S. Department of Commerce announced a preliminary decision to impose countervailing duties. In the second half of 2012, the United States Department of Commerce imposed tariffs on a number of China-based solar panels, including anti-dumping duties of 25.96% and countervailing duties of 15.24% on our crystalline silicon PV cells, whether or not assembled into modules from the People’s Republic of China. The United States International Trade Commission determined that imports of crystalline silicon PV cells and modules from China “materially injure” a U.S. industry, but the USITC did not make an affirmative determination regarding critical circumstances. As a result, we face an anti-dumping duty at 15.42% and a counter-veiling duty at 15.24% for the cells and modules imported into the United States after the respective date of the preliminary determinations by the Department of Commerce. On December 31, 2013, the U.S. International Trade Commission announced the commencement of preliminary phase anti-dumping and countervailing duty investigations against imports of certain solar PV products from China and Taiwan. In January 2014, the U.S. Department of Commerce announced the initiation of its own anti-dumping and countervailing investigations targeting imports of crystalline silicon PV products from China. As a result of these investigations, we may face new anti-dumping and countervailing duties in 2014 if the U.S. Department of Commerce decides to impose such duties. Our sales in U.S. may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially and adversely affect our business, financial condition and results of operations. We have made provision of RMB6.4 million (US$1.1 million) for preliminary U.S. countervailing and anti-dumping duties in 2013.

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

In July 2008, we entered into a long-term supply agreement with Wuxi Zhongcai, a producer of virgin polysilicon materials. We provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, we sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to us by an affiliate of Wuxi Zhongcai. In January 2013, we notified Wuxi Zhongcai to terminate our long-term supply agreement. In February 2013, Wuxi Zhongcai sued us in Shanghai Pudong New Area People’s Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments. We considered the recovery of the RMB93.2 million unlikely as a result of the polysilicon market conditions, the mutually alleged claims and the adverse developments in the operations of Wuxi Zhongcai and recorded provisions of RMB93.2 million for the balance of our prepayment to Wuxi Zhongcai. As of the date of this report, these suits are still pending. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

In March 2012, COGIP S.p.A., or COGIP, one of our customers, initiated arbitration proceedings in the Chinese European Arbitration Centre for approximately EUR20.4 million for damages allegedly relating to the late delivery of modules and defects in our products. We responded to the arbitration summons on April 18, 2012 and raised a counterclaim for the outstanding portion of the purchase price of EUR23,310,000.00 plus liquidated damages of 0.5% of this amount per week since March 6, 2012. On April 24, 2013, we reached a settlement agreement with COGIP, pursuant to which COGIP agreed to pay EUR14 million to us in three installments to settle all claims. As of July 31, 2013, we received all settlement payments of EUR14 million in total from COGIP.

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

Dividend Policy and Dividend Distribution

We have never declared or paid dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

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

Subject to our memorandum and articles of association and applicable laws, our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ADSs, if any, will be paid in U.S. dollars.

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

Our ADSs, each representing four of our ordinary shares, have been listed on the NYSE since May 14, 2010. Our ADSs trade under the symbol “JKS.” For the period from May 14, 2010 to December 31, 2013, the trading price of our ADSs on the NYSE has ranged from US$2.00 to US$41.75 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Price per ADS
	High	Low
	(US$)
Annual highs and lows
2010 (from May 14, 2010)	41.75	8.23
2011	32.21	4.55
2012	10.07	2.01
2013	34.88	3.96
Quarterly highs and lows
First Quarter 2012	10.20	4.95
Second Quarter 2012	6.09	3.06
Third Quarter 2012	3.96	2.00
Fourth Quarter 2012	7.14	3.18
First Quarter 2013	10.07	4.57
Second Quarter 2013	10.44	3.96
Third Quarter 2013	23.40	9.00
Fourth Quarter 2013	34.88	19.06
Monthly highs and lows
October 2013	27.14	19.06
November 2013	34.88	22.73
December 2013	31.47	24.93
January 2014	37.98	27.92
February 2014	32.80	25.45
March 2014	37.48	26.01
April 2014 (through April 17, 2014)	32.92	23.42

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing four of our ordinary shares, have been listed on the NYSE since May 14, 2010 under the symbol “JKS.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” and “—Dividend Distribution.”

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

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that either holds the ADSs (or recognizes gains on a mark-to-market basis for accounting purposes) or resells the ADSs. This summary does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. This summary is based on the tax laws of Hong Kong as in effect on the date of this annual report.

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

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

ADSs

In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the ordinary shares represented by the ADSs and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to U.S. federal income tax.

The U.S. Treasury Department has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security, and the claiming of foreign tax credits, by the holder of the ADS (which may include, for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). These actions also may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate U.S. Holders of ADSs, including individual U.S. Holders. Accordingly, among other things, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate U.S. Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company if, as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of ordinary shares.

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

Certain dividends received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We should be a qualified foreign corporation because our ADSs are listed on the NYSE. Accordingly, subject to the conditions described above and the discussions below under “— Passive Foreign Investment Company,” dividends paid by us on shares represented by ADSs generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, so long as the Secretary of the United States Treasury has determined such treaty is satisfactory for purposes of the reduced rate and such treaty includes an exchange of information program. The Secretary of the United States Treasury has determined that the U.S. income tax treaty with China satisfies these requirements. Accordingly, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation described above (subject to the general conditions for the reduced tax rate on dividends described above and the Medicare tax described below). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs, and, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. In certain circumstances, however, if U.S. Holders have held the ordinary shares or ADSs for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a U.S. foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular circumstance.

A distribution of additional ordinary shares or ADSs to U.S. Holders with respect to their ordinary shares or ADSs that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “— Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, a U.S. Holder may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ordinary shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ordinary shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2013 taxable year, and we do not currently intend or anticipate becoming a PFIC for our 2014 taxable year or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

If we are a PFIC in any year during which a U.S. Holder owns the ordinary shares or ADSs, such U.S. Holder may experience certain adverse tax consequences. Such U.S. Holder could be liable for additional taxes and interest charges upon (i) distributions received by the U.S. Holder on our ordinary shares or ADSs during the year, but only to the extent that the aggregate of the distributions for the taxable year exceeds 125% of the average amount of distributions received by the U.S. Holder during the shorter of the preceding three years or the U.S. Holder’s holding period for the ordinary shares or ADSs, or (ii) upon a sale or other disposition of the ordinary shares or ADSs at a gain, whether or not we continue to be a PFIC (each an “excess distribution”). The tax will be determined by allocating the excess distribution ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year and any taxable year with respect to which we were not a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for such taxable years and, in addition, an interest charge will be imposed on the amount of such taxes.

These adverse tax consequences may be avoided if the U.S. Holder is eligible to and does elect to annually mark-to-market the ordinary shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because our ADSs are listed on the NYSE, but it is unclear whether our ordinary shares would be so treated.

A U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

The above results may also be eliminated if a U.S. Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of its ordinary income and its net capital gains. We do not intend to prepare or provide the information that would entitle U.S. Holders to make a QEF election.

If we are a PFIC for any taxable year during which you hold our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold the ordinary shares or ADSs, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares or ADSs, as applicable. If such election is made, you will be deemed to have sold the ordinary shares or ADSs you hold at their fair market value on the last day of the last taxable year for which we were a PFIC and any gain from such deemed sale would be subject to the excess distribution rules described above. After the deemed sale election, your ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return containing such information as the Secretary of the United States Treasury may require. Additionally, the reduced tax rate for dividend income, as discussed above under “— Dividends” is not applicable to a dividend paid by us if we are a PFIC for either the year the dividend is paid or the preceding year.

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

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) are required to report information relating to an interest in our ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain financial institutions).

Medicare Tax

Certain U.S. Holders who are individuals, estates, or trusts are subject to an additional 3.8% tax on, among other things, dividends and gains from the sale or other disposition of ordinary shares or ADSs. In addition, U.S. Holders who are individuals may be required to report information relating to an interest in our ordinary shares or ADSs, subject to certain exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of these requirements on their ownership and disposition of ordinary shares or ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Number 333-164432 and File Number 333-170146). We also filed with the SEC a related registration statement on Form F-6 (File Number 333-164523) with respect to the ADSs. With respect to our securities to be issued under our 2009 Long Term Incentive Plan, we have filed with the SEC registration statements on one Form S-8 (File Number 333-170693) on December 19, 2010 and one Form S-8 (File Number 333-180787) on April 18, 2012.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2013, our foreign exchange forward contracts had a total notional value of US$322.0 million and EUR167.0 million . These contracts mature from 1 to 15 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a gain relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB48.4 million (US$8.0 million) in 2013. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign-exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. We incurred foreign-exchange loss of RMB38.5 million (US$6.4 million) in 2013 primarily due to the depreciation of the Euro against the RMB.We incurred foreign-exchange loss of RMB36.5 million in 2012 primarily due to the depreciation of the Euro against the RMB. We incurred foreign-exchange loss of RMB139.0 million in 2011, primarily due to the effect of the depreciation of the Euro and U.S. dollar against the Renminbi on our Euro and U.S. dollar denominated receivables during such period.

The value of your investment in our ADSs will be primarily affected by the foreign-exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in exchange rates could adversely affect our results of operations.”

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31 2013, our total outstanding RMB-denominated short-term borrowings were RMB1,531.1 million (US$252.9 million) with a weighted average interest rate of 5.51% per annum and RMB-denominated long-term borrowing were RMB533.0 million (US$88.0 million) with a weighted average interest rate of 6.86%. In addition, as of December 31, 2013, we had outstanding short-term loans of RMB18.0 million denominated and payable in Euro with a weighted average interest rate of 4.20% per annum, and outstanding short-term loans of RMB254.5 million denominated and payable in U.S. dollars with a weighted average interest rate of 3.93% per annum.

On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.00%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A of the Securities Act. On January 29, 2013, Jiangxi Jinko issued six-year bonds with a principal amount of RMB800 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds upon Jiangxi Jinko’s announcement of whether or not it decides to raise the interest rate, and by how much, at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360 million with a term of 15 years with China Development Bank to develop PV projects, which we fully drew down on April 3, 2013.

On January 6, 2014, we entered into another loan facility for an aggregate principal amount of RMB400 million (US$66.1 million) also for a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150 million due 2019, bearing an annual interest rate of 4.00% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance of Regulation S of the Securities Act. In light of the amount of bank borrowings and bonds due in the near term future and possible exercise of the put option of the convertible senior notes on May 14, 2014, sufficient funds may not be available to meet our payment obligations.

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

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS (or portion of each ADS)	•	Any cash distribution to ADS registered holders

$ 1.50 per ADR or ADRs	•	Transfer of ADRs

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution or sale of securities to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.05 per ADSs per calendar year (or portion of each ADS)	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Persons depositing or withdrawing shares must pay:	For:
Expenses of the depositary	•	Cable, telex and facsimile transmissions and deliveries (at the request of persons depositing or ADS registered holders delivering shares, ADRs and deposited securities)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2013, the depositary paid us an annual reimbursement of US$0.13 million for legal and investor relations expenses.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2013 using the criteria set forth in the report “Internal Control — Integrated Framework (1992)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2013.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2013.

Remediation of Historical Material Weakness

We and our independent registered public accounting firm identified one material weakness (i.e., insufficient accounting personnel with appropriate US GAAP knowledge to evaluate and conclude on the accounting matters related to certain new transactions during 2012 in accordance with U.S. GAAP) in connection with the preparation and audit of our consolidated financial statements as of and for the fiscal year ended December 31, 2012. In 2013, we completed the following remediation efforts:

•	We hired experienced staff for the financial reporting team, each of whom has solid knowledge of and experience with U.S. GAAP and Sarbanes-Oxley compliance. They are responsible for the day-to-day accounting and preparation of the consolidated financial statements.

•	We established a mandatory review process for new or infrequent transactions and significant and complex accounting matters identified and summarized by local finance teams.

•

Monthly financial reporting meetings have been introduced to the group financial reporting team and the local finance teams, where significant and complex accounting matters and new or infrequent transactions are discussed under the supervision of the financial controller.

•

We maintain an adequate training program that continuously provides a variety of U.S. GAAP and Sarbanes-Oxley compliance training to our accounting staff, finance department and internal audit department on a periodic basis.

•	We revised the internal policies relating to internal control over financial reporting, including the preparation of a manual containing comprehensive written accounting policies and procedures to guide our financial personnel in preparing consolidated financial statements that are in compliance with U.S. GAAP and SEC requirements.

•	We strengthened our internal audit function by hiring additional staff with experience in internal audit and compliance with the requirements of Section 404 of of the Sarbanes-Oxley Act.

As of December 31, 2013, our management determined that applicable controls were effectively designed and operated so as to enable our management to conclude that the previously identified material weakness had been remediated and our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. The discussion above under “Remediation of Historical Material Weaknesses” includes descriptions of the material actual changes to our internal control over financial reporting in the year ended December 31, 2013 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP. (previously know as PricewaterhouseCoopers Zhong Tian CPAs Limited Company), our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2012	2013
	(RMB)	(RMB)	(US$)
	(in thousands)
Audit fees	7,684	6,944	1,147
Audit-related fees	-	1,803	298
Tax fees	-	357	59
Total	7,684	9,104	1,504

(1)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with our F-3 filing, additional offering in 2013 and concurrent offerings of additional shares and convertible senior notes in January 2014.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advice and tax planning.

In 2012, we also paid Ernest & Young Hua Ming LLP, our former independent registered public accountanting firm, approximately RMB2.66 million in audit fees and RMB97,000 in audit-related fees.

At the discretion of the government of the People’s Republic of China in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting Firms, PricewaterhouseCoopers Zhong Tian CPAs Limited Company has converted to a new partnership and changed its name to PricewaterhouseCoopers Zhong Tian LLP, effective from July 1, 2013. PricewaterhouseCoopers Zhong Tian LLP has succeeded PricewaterhouseCoopers Zhong Tian CPAs Limited Company for all purposes and assumed all of the obligations and rights of PricewaterhouseCoopers Zhong Tian CPAs Limited Company with effect from July 1, 2013.

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

In addition, on December 5, 2011, we repurchased an aggregate principal amount of US$2.0 million of our 4.00% convertible senior notes due 2016 for a total consideration of RMB5.2 million (US$0.8 million). As of the date of this annual report, our convertible senior notes due 2016 with principal amount of US$123.0 million are outstanding.

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

We provided PwC with a copy of the disclosures under Item 16F(a)(1) as included herein and requested that PwC furnish us with a letter addressed to the SEC stating whether or not PwC agrees with the statements in response to this Item 16F(a)(1). A copy of the letter dated April 30, 2013, furnished by PwC in response to that request was furnished as Exhibit 15.1 to our Form 20-F for the year ended December 31, 2012 filed with the SEC on April 30, 2013.

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

We provided EY with a copy of the disclosures under Item 16F(a) as included herein and requested that EY furnish us with a letter addressed to the SEC stating whether or not EY agrees with the statements in response to this Item 16F(a). A copy of the letter dated April 30, 2013, furnished by EY in response to that request was furnished as Exhibit 15.2 to our Form 20-F for the year ended December 31, 2012 filed with the SEC on April 30, 2013.

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

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice

Board of Directors	NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement.	Our directors may attend all of our board meetings.

	NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement.	We have not adopted any such method.

Audit Committee	If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement.	Our board of directors have not made any such determination.

Compensation Committee	NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement.	We have a compensation committee that consists of two independent directors and one executive director.

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice

	NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement.	Our compensation committee has not produced any such report.

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our corporate governance and nominating committee consists of two independent directors and one executive director.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 9, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.1	2009 Long Term Incentive Plan, amended and restated as of September 28, 2011 (incorporated by reference to Exhibit 4.1 to the Registrant’s annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 18, 2012)

4.2	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.3	Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.5	English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.6	English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.7	English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.8	Form of Executive Employment Agreement of Chief Strategy Officer (currently titled Chief Marketing Officer) (incorporated by reference to Exhibit 10.60 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on April 23, 2010)

8.1*	Subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Letter of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, dated April 30, 2013, regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 30, 2013)

15.2	Letter of Ernst & Young Hua Ming LLP, dated April 30, 2013, regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 30, 2013)

15.3*	Consent of Independent Registered Accounting Firm

101.1*	The following financial information from JinkoSolar Holding Co., Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013, formatted in Extensible Business Reporting Language (XBRL):(i) Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013, (ii) Consolidated Balance Sheets as of December 31, 2012 and 2013, (iii) Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Loss for the years ended December 31, 2011, 2012 and 2013, (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013, and (v) Notes to the Consolidated Financial Statements for the years ended December 31, 2011, 2012 and 2013.

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

By:	/s/ Kangping Chen
Name:	Kangping Chen
Title:	Director and Chief Executive Officer

Date: April 18, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of JinkoSolar Holding Co., Ltd. (“the Company”) and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2011 and 2013). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 18, 2014

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB	USD
				(Note 2 (am))
Revenues from third parties	7,352,363,495	4,593,412,818	6,286,827,429	1,038,509,908
Revenues from related parties	32,587,949	201,355,631	792,011,086	130,830,911
Total revenue	7,384,951,444	4,794,768,449	7,078,838,515	1,169,340,819
Cost of revenues	(6,235,100,290)	(4,562,531,334)	(5,641,487,108)	(931,907,281)
Gross profit	1,149,851,154	232,237,115	1,437,351,407	237,433,538
Operating expenses:
Selling and marketing	(338,381,885)	(343,407,116)	(492,625,584)	(81,375,949)
General and administrative	(419,291,812)	(760,807,250)	(230,125,455)	(38,014,017)
Provision for advance to suppliers	(652,937)	(227,073,440)	-	-
Impairment of long-lived assets	-	(65,476,299)	(3,573,248)	(590,259)
Research and development	(29,992,990)	(68,960,214)	(65,481,728)	(10,816,811)
Goodwill impairment	(45,645,832)	-	-	-
Total operating expenses	(833,965,456)	(1,465,724,319)	(791,806,015)	(130,797,036)
Income/(Loss) from operations	315,885,698	(1,233,487,204)	645,545,392	106,636,502
Interest expenses, net	(182,502,237)	(221,719,806)	(223,376,902)	(36,899,236)
Convertible senior notes issuance costs	(30,154,071)	-	-	-
Subsidy income	25,553,802	40,902,610	7,583,102	1,252,639
Exchange loss	(138,994,253)	(36,472,691)	(38,468,031)	(6,354,466)
Other income, net	28,257,089	4,263,521	6,871,869	1,135,152
Change in fair value of forward contracts	36,604,889	(9,043,079)	48,390,446	7,993,532
Change in fair value of convertible senior notes and capped call options	299,747,707	(97,160,726)	(212,906,573)	(35,169,660)
Income/(Loss) before income taxes	354,398,624	(1,552,717,375)	233,639,303	38,594,463
Income tax (expenses)/benefit	(81,072,742)	8,917,648	(18,532,376)	(3,061,330)
Equity in losses of affiliated companies	-	(16,291)	(25,614,963)	(4,231,290)
Net income/(loss)	273,325,882	(1,543,816,018)	189,491,964	31,301,843

Less: Net (loss)/income attributable to the non-controlling interests	(16,937)	(1,393,950)	1,480,139	244,502

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	273,342,819	(1,542,422,068)	188,011,825	31,057,341

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	2.91	(17.38)	2.00	0.33
Diluted	(1.23)	(17.38)	1.96	0.32
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	11.64	(69.52)	8.00	1.32
Diluted	(4.92)	(69.52)	7.84	1.28
Weighted average ordinary shares outstanding -
Basic	93,966,535	88,752,706	94,018,394	94,018,394
Diluted	102,686,971	88,752,706	96,035,985	96,035,985

Each ADS represents four ordinary shares

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	USD
				(Note 2 (am))
Net income/(loss)	273,325,882	(1,543,816,018)	189,491,964	31,301,843
Other comprehensive (loss)/income:				-
-Unrealized gain on available-for-sale securities	-	-	6,042,434	998,139
-Foreign currency translation adjustments	(134,611)	371,006	6,590,629	1,088,694
Comprehensive income/(loss)	273,191,271	(1,543,445,012)	202,125,027	33,388,676
Less: comprehensive (loss)/income attributable to non-controlling interests	(16,937)	(1,393,950)	1,480,139	244,502
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	273,208,208	(1,542,051,062)	200,644,888	33,144,174

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

	Notes	December 31, 2012	December, 2013
		RMB	RMB	USD
				(Note 2 (am))
ASSETS
Current assets:
Cash and cash equivalents		279,130,015	456,076,191	75,338,420
Restricted cash		140,760,763	398,499,713	65,827,463
Restricted short-term investments		722,461,319	734,093,262	121,263,568
Accounts receivable, net - related parties		105,531,368	284,142,012	46,936,917
Accounts receivable, net - third parties		1,712,685,219	1,648,747,962	272,353,761
Notes receivable - related parties		-	42,900,000	7,086,575
Notes receivable, net - third parties		1,423,773	254,773,792	42,085,632
Advances to suppliers - third parties		63,552,991	70,017,190	11,566,016
Inventories		527,962,378	712,029,215	117,618,847
Forward contract receivables		12,930,159	42,149,460	6,962,595
Other receivables—related parties		5,840,380	216,255	35,723
Capped call options		-	107,223,601	17,712,077
Prepayments and other current assets		413,330,793	591,853,975	97,767,312
Total current assets		3,985,609,158	5,342,722,628	882,554,906
Non-current assets:
Restricted cash		14,800,000	87,386,678	14,435,251
Available-for-sale investment		-	30,117,797	4,975,106
Project assets		536,391,099	1,358,944,492	224,481,638
Investments in affiliates		35,183,709	93,568,742	15,456,455
Property, plant and equipment, net		3,329,872,661	3,186,997,950	526,454,557
Land use rights, net		365,749,215	359,084,943	59,316,607
Intangible assets, net		6,373,598	6,463,587	1,067,709
Forward contract receivables-long term		-	1,010,633	166,945
Capped call options		16,131,208	-	-
Other assets		82,209,673	144,927,621	23,940,337

Total assets		8,372,320,321	10,611,225,071	1,752,849,511

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - a related party		30,045,245	2,468,361	407,744
Accounts payable - third parties		1,347,326,958	1,765,268,321	291,601,553
Notes payable - third parties		1,149,136,512	1,411,994,112	233,244,811
Accrued payroll and welfare expenses		206,425,079	238,654,518	39,422,918
Advances from third party customers		121,031,162	147,583,274	24,379,020
Income tax payables		3,275	15,624,500	2,580,984
Other payables and accruals		817,393,146	830,373,565	137,167,941
Other payables due to a related party		2,270,876	3,261,649	538,786
Forward contract payables		5,490,630	10,080,395	1,665,163
Convertible senior notes-current		-	770,485,897	127,275,203
Bonds payable and accrued interests		313,689,778	66,725,778	11,022,313
Short-term borrowings from third parties, including current portion of long-term bank borrowings		2,245,630,796	1,974,593,927	326,179,680
Total current liabilities		6,238,443,457	7,237,114,297	1,195,486,116
Non-current liabilities:
Long-term borrowings		167,000,000	362,000,000	59,798,140
Long-term payables		145,515	32,395,842	5,351,412
Bonds payable		-	800,000,000	132,150,586
Accrued warranty costs – non-current		109,338,274	159,101,344	26,281,670
Convertible senior notes		483,581,668	-	-
Total liabilities		6,998,508,914	8,590,611,483	1,419,067,924

Commitment and contingencies
Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 88,758,778 and 108,051,630 shares issued and outstanding as of December 31, 2012 and 2013, respectively)		13,202	15,574	2,573
Additional paid-in capital		1,524,728,796	1,968,702,066	325,206,414
Statutory reserves		179,041,258	184,929,183	30,548,125
Accumulated other comprehensive income		236,395	12,869,458	2,125,883
Treasury stock, at cost: 1,723,200 shares of ordinary shares as of December 31, 2012 and 2013, respectively		(13,875,553)	(13,875,553)	(2,292,078)
Accumulated losses		(325,021,804)	(142,897,904)	(23,605,052)
Total JinkoSolar Holding Co., Ltd. shareholders' equity		1,365,122,294	2,009,742,824	331,985,865
Non-controlling interests		8,689,113	10,870,764	1,795,722
Total shareholders' equity		1,373,811,407	2,020,613,588	333,781,587
Total liabilities and shareholders' equity		8,372,320,321	10,611,225,071	1,752,849,511

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	Ordinary shares				JinkoSolar Holding Co., shareholders' equity
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss)/income	Treasury Stock	Retained earnings (Accumulated losses)	Non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	95,078,242	13,832	1,542,089,341	164,586,834	-	-	958,511,869	-	2,665,201,876
Capital contribution from non-controlling interests holders	-	-	-	-	-	-	-	10,000,000	10,000,000
Share-based compensation	-	-	9,879,124	-	-	-	-	-	9,879,124
Repurchase of shares of the Company	(5,919,320)	(668)	(48,502,683)	-	-	(8,354,423)	-	-	(56,857,774)
Foreign currency translation adjustment	-	-	-	-	(134,611)	-	-	-	(134,611)
Exercise of share options	276,136	36	3,759,045	-	-	-	-	-	3,759,081
Appropriation to statutory reserves	-	-	-	14,397,530	-	-	(14,397,530)	-	-
Net income/(loss)	-	-	-	-	-	-	273,342,819	(16,937)	273,325,882
Balance as of December 31, 2011	89,435,058	13,200	1,507,224,827	178,984,364	(134,611)	(8,354,423)	1,217,457,158	9,983,063	2,905,173,578
Capital contribution from non-controlling interests holders	-	-	-	-	-	-	-	100,000	100,000
Share-based compensation	-	-	17,343,110	-	-	-	-	-	17,343,110
Repurchase of shares of the Company	(694,280)	-	-	-	-	(5,521,130)	-	-	(5,521,130)
Foreign currency translation adjustment	-	-	-	-	371,006	-	-	-	371,006
Exercise of share options	18,000	2	160,859						160,861
Appropriation to statutory reserves	-	-	-	56,894	-	-	(56,894)	-	-
Net loss	-	-	-	-	-	-	(1,542,422,068)	(1,393,950)	(1,543,816,018)
Balance as of December 31, 2012	88,758,778	13,202	1,524,728,796	179,041,258	236,395	(13,875,553)	(325,021,804)	8,689,113	1,373,811,407
Disposition of non-controlling interests	-	-	-	-	-	-	-	799,637	799,637
Acquisition of non-controlling interests	-	-	(4,404,391)	-	-	-	-	(98,125)	(4,502,516)
Issuance of shares	17,480,000	2,149	411,728,568	-	-	-	-	-	411,730,717
Share-based compensation charge	-	-	17,992,206	-	-	-	-	-	17,992,206
Foreign currency translation adjustment	-	-	-	-	6,590,629	-	-	-	6,590,629
Unrealized gain on available-for-sale investment	-	-	-	-	6,042,434	-	-	-	6,042,434
Exercise of share options	1,812,852	223	18,656,887	-	-	-	-	-	18,657,110
Appropriation to statutory reserves	-	-	-	5,887,925	-	-	(5,887,925)	-	-
Net income	-	-	-	-	-	-	188,011,825	1,480,139	189,491,964
Balance as of December 31, 2013	108,051,630	15,574	1,968,702,066	184,929,183	12,869,458	(13,875,553)	(142,897,904)	10,870,764	2,020,613,588

Balance as of December 31, 2013 US$ (Notes 2(am))	108,051,630	2,573	325,206,414	30,548,125	2,125,883	(2,292,078)	(23,605,052)	1,795,722	333,781,587

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	USD
				(Note 2 (am))
Cash flows from operating activities:
Net income/(loss)	273,325,882	(1,543,816,018)	189,491,964	31,301,843
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Change in fair value of forward contracts	24,377,786	51,990,656	(25,640,169)	(4,235,454)
Change in fair value of convertible senior notes	(398,030,217)	96,851,674	305,202,478	50,415,858
Change in fair value of capped call options	98,282,510	309,052	(92,295,905)	(15,246,197)
Share-based compensation charge	9,879,124	17,343,110	17,992,206	2,972,101
Deferred income taxes	4,209,187	(518,086)	910,065	150,332
Depreciation of property, plant and equipment	263,846,113	323,152,636	328,311,127	54,233,135
Depreciation of project assets	-	5,141,460	27,309,105	4,511,143
Amortization of land use rights	5,558,122	6,546,151	6,664,272	1,100,859
Amortization of intangible assets	223,926	764,312	953,290	157,472
Inventories provision	201,662,101	332,337,477	163,728,489	27,046,020
Provision(reversal of provision) for allowance of doubtful accounts	179,391,417	493,925,280	(186,895,819)	(30,872,990)
Provision for notes receivable	-	-	18,000,000	2,973,388
Provision for advance to suppliers	652,937	227,073,440	-	-
Loss on disposal of property, plant and equipment	2,488,103	5,061,124	10,139,836	1,674,982
Write off of prepayment for property, plant and equipment	-	44,193,769	-	-
Gain on disposal of investment in a subsidiary	-	-	(1,200,363)	(198,286)
Property, plant and equipment impairment	-	65,476,299	3,573,248	590,259
Goodwill impairment	45,645,832	-	-	-
Equity in losses of affiliated companies	-	16,291	25,614,963	4,231,290
Amortization of deferred financing cost	500,000	250,000	-	-
Exchange loss	138,994,253	36,472,691	38,468,031	6,354,466
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable – third parties	(1,340,304,800)	(897,969,098)	179,373,854	29,630,450
Increase in accounts receivable - related parties	-	-	(178,610,644)	(29,504,376)
(Increase)/Decrease in notes receivable – third parties	(17,279,630)	15,855,857	(271,350,019)	(44,823,830)
Increase in notes receivable - related parties	-	-	(42,900,000)	(7,086,575)
Decrease/(Increase) in advances to suppliers	150,636,168	122,844,275	(6,547,082)	(1,081,501)
Increase in inventories	(180,222,899)	(62,224,526)	(347,795,326)	(57,451,695)
(Increase)/Decrease in other receivables - related parties	(291,798)	(5,149,138)	5,624,125	929,039
(Increase)/Decrease in prepayments and other current assets	(426,961,717)	395,021,362	(168,266,310)	(27,795,614)
Increase in other assets	(31,341,556)	(57,573,276)	(15,582,225)	(2,574,000)
Increase in accounts payable – third parties	25,056,512	991,337,723	412,963,858	68,216,770
Decrease in accounts payable - related parties	-	-	(27,576,884)	(4,555,377)
Increase in accrued payroll and welfare expenses	79,793,458	29,738,283	32,242,439	5,326,071
(Decrease)/Increase in advances from customers	(77,627,705)	(9,826,997)	26,552,112	4,386,096
(Decrease)/Increase in income tax payables	(59,315,991)	(32,880,865)	15,621,225	2,580,443
Increase in other payables and accruals	260,642,981	66,006,025	181,013,128	29,901,239
Decrease in guarantee liabilities	-	(1,500,000)	-	-
Net cash (used in)/provided by operating activities	(766,209,901)	716,250,943	625,089,069	103,257,361

Cash flows from investing activities:
Maturity of short-term investment	-	1,163,205,621	1,727,611,910	285,381,157
Cash received from third party for disposal of investment in subsidiaries	-	-	2,000,000	330,376
Proceeds from disposal of property, plant and equipment	230,323	45,166,512	1,581,644	261,269
Proceeds from disposal of intangible assets	-	-	391,541	64,678
Government grants received	91,611,300	119,820,411	63,331,500	10,461,619
Decrease/(Increase) in restricted cash	159,941,605	(35,248,372)	(246,791,432)	(40,767,040)
Purchase of property, plant and equipment	(1,871,829,612)	(241,145,388)	(463,242,173)	(76,522,156)
Cash paid for project assets	(235,198,641)	(116,845,750)	(529,519,126)	(87,470,328)
Cash paid for land use rights	(115,987,700)	(7,200)	(12,305,449)	(2,032,715)
Purchase of intangible assets	(2,929,210)	(3,481,518)	(1,434,820)	(237,015)
Purchase of short-term investments	(459,509,189)	(1,391,451,906)	(1,739,243,853)	(287,302,617)
Cash paid for investments in affiliates	-	(35,200,000)	(84,000,000)	(13,875,811)
Cash paid for acquisition of subsidiaries	-	(5,584,599)	(4,502,516)	(743,763)
Net cash used in investing activities	(2,433,671,124)	(500,772,189)	(1,286,122,774)	(212,452,346)

Cash flows from financing activities:
Proceeds from exercise of share options	3,759,081	-	17,551,472	2,899,297
Proceeds from issuance of ordinary shares	-	-	413,004,026	68,223,405
Proceeds from issuance of convertible senior notes	812,525,000	-	-	-
Proceeds from issuance of bonds	1,000,000,000	300,000,000	800,000,000	132,150,586
Capital contributions by non-controlling interests holders	10,000,000	100,000	-	-
Borrowings from third parties	5,971,912,049	3,664,587,785	3,399,340,045	561,530,972
Change in cash restricted for notes payable	110,672,659	25,863,067	(83,534,197)	(13,798,866)
Increase in notes payable	338,308,472	239,305,886	63,857,600	10,548,524
Repayment of borrowings to third parties	(4,915,672,032)	(3,600,565,060)	(3,469,138,668)	(573,060,883)
Repayment of bonds payable	-	(1,000,000,000)	(300,000,000)	(49,556,470)
Repurchase of convertible senior notes	(5,222,773)	-	-	-
Repurchase of common stock	(56,857,774)	-	-	-
Cash paid for capped call options	(117,003,600)	-	-	-
Prepayment for share repurchase	(31,924,842)	-	-	-
Net cash provided by/(used in) financing activities	3,120,496,240	(370,708,322)	841,080,278	138,936,565

Effect of foreign exchange rate changes on cash and cash equivalents	(7,969,056)	508,622	(3,100,397)	(512,154)

Net (decrease)/increase in cash and cash equivalents	(87,353,841)	(154,720,946)	176,946,176	29,229,426
Cash and cash equivalents, beginning of year	521,204,802	433,850,961	279,130,015	46,108,994

Cash and cash equivalents, end of year	433,850,961	279,130,015	456,076,191	75,338,420

Supplemental disclosure of cash flow information
Cash paid for income tax	140,611,920	26,447,159	1,600,684	264,414
Cash paid for interest expenses (net of amounts capitalized)	202,038,731	223,163,459	145,665,079	24,062,157

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	274,599,278	253,431,693	209,168,858	34,552,234
Purchases of project assets included in other payables	37,306,301	184,623,149	282,999,774	46,748,232
Settlement of accounts receivable through receipt of convertible notes	-	-	24,823,040	4,100,474
Utilization of prepayment for share repurchase made in prior year	-	5,521,130	-	-
Proceeds from exercise of share options received in subsequent period	-	160,861	1,266,499	209,211
Payment of issuance cost for follow-on offering in subsequent period	-	-	1,273,309	210,336

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

1. ORGANIZATION AND NATURE OF OPERATIONS

JinkoSolar Holding Co., Ltd. (the "Company") was incorporated in the Cayman Islands on August 3, 2007. On May 14, 2010, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company and its subsidiaries (collectively the “Group”) are principally engaged in the design, development, production and marketing of photovoltaic products and provision of solar system integration services as well as developing commercial solar power projects.

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2013:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Technology Limited (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%

JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

Shangrao Jinko PV Technology Engineering Co., Ltd. (“Jinko Tech”)	July 28, 2011	PRC	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Delingha Ruiqida Solar Power Co., Ltd. (“Delingha Solar Power”)	December 6, 2011	PRC	88.70%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Wide Wealth Group Holding Limited (“Wide Wealth”)	June 11, 2012	Hong Kong	100%

Haining JinkoSolar Investment Co., Ltd (“Haining Investment")*	September 14, 2012	PRC	100%

Canton Best Limited (“Canton Best”)	September 16, 2013	BVI	100%

JinkoSolar Power Engineering Group Limited (“Power Engineering”)	November 12, 2013	Cayman	100%

* Haining Investment is the holding company of a number of power plant project companies established in various locations in China.

2.     PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, impairment of long-lived assets, the economic useful lives of property, plant and equipment, project assets and intangible assets, assumptions used in purchase price allocation, certain accrued liabilities including accruals for warranty costs, accounting for share-based compensation, fair value measurements, legal contingencies, income taxes and related deferred tax valuation allowance.

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

For the Company’s majority-owned subsidiaries, non-controlling interests is recognized to reflect the portion of their equity interests which are not attributable, directly or indirectly, to the Group.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to RMB382.8 million and RMB602.8 million as of December 31, 2012 and 2013, respectively.

d. Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

e. Restricted cash

Restricted cash represents deposits legally held by banks which are not available for the Group's general use. These deposits are held as collateral for issuance of letters of credit or guarantee, bank acceptance notes to vendors for purchase of machinery and inventories and forward contracts.

f. Restricted short-term investments

Restricted short-term investments represent the time deposits legally hold by banks with original maturities longer than three months and less than one year, which are held as collateral for issuance of letters of credit, guarantee or bank acceptance notes.

g. Available-for-sale investment

Investments in debt and equity securities are, on initial recognition, classified into the three categories: held-to-maturity securities, trading securities and available-for-sale securities. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale investments and are reported at fair value, with unrealized gains and losses recognized in accumulated other comprehensive income.

Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholders’ equity. When there is objective evidence that the investment is impaired, the cumulative losses from the declines in fair value that had been recognized directly in accumulated other comprehensive income are removed from equity and recognized in the income statement. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the statement of operations. The Group evaluates the investments periodically for possible other-than temporary impairment. When other-than-temporary impairment has occurred for an available-for-sale debt security and the Group intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, an impairment loss is recognized in earnings equal to the difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The new cost basis will not be changed for subsequent recoveries in fair value. To determine whether a loss is other-than-temporary, the Group reviews the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the Group’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its cost.

On September 20, 2013, the parent company (“Issuer”) of one of the Company’s customers issued convertible bond (“Bond”) to the Company in order to settle the outstanding receivables owed by that customer of EUR 2,948,489. The Bond matures on December 31, 2015. Each Bond is convertible into one share at 1:1 ratio during September 1, 2014 to December 31, 2014, or June 1, 2015 to December 31, 2015. The Bond bears a simple interest of 5% per annum and is payable every six months in arrears on June 30 and December 31 of each year from 2013 to 2015. The Issuer, at any time, may redeem all the Bond outstanding by paying a sum of money at an amount equal to the greater of (1) the total nominal value of the Bond plus outstanding interest and (2) the counter- value. Upon maturity, the outstanding Bond will be reimbursed at the nominal value together with the accrued and unpaid interests.

The Company recorded such Bond as available-for-sale instruments as its intent is to convert the Bond into common shares when the common share price appreciates over its nominal value during the two convertible periods, and recorded the fair value change in the Bond in accumulated other comprehensive income.

h. Notes receivable and payable

The Group accepts bank acceptance notes from customers in China in the normal course of business. The Group may discount these notes with banks in China or endorse these notes with its suppliers to clear its accounts payable. Notes that have been discounted with banks or endorsed with suppliers are derecognized from the consolidated balance sheets when the criteria for sale treatment are met.

The Group also issues bank acceptance notes to its suppliers in China in the normal course of business. The Group classifies the changes in notes payable and the restricted cash held as collateral for issuance of bank acceptance notes as financing activities.

Notes receivable and payable are typically non-interest bearing and have maturities of less than six months.

i. Accounts receivable

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

j. Short-term and long-term advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. A provision of advance to suppliers of RMB 652,937, RMB227,073,440 and nil was recorded for the years ended December 31, 2011, 2012 and 2013, respectively.

k. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented.

In addition, the Group analyzes its firm purchase commitments, which currently consist primarily of the long-term polysilicon supplier agreements, at each period end. Provision is made in the current period when the anticipated inventories cost from future execution of such supplier agreement is in excess of market. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2011, 2012 and 2013.

l. Property, plant and equipment, net

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

m. Project assets

Project assets consist primarily of costs relating to construction of solar power plants at various stages of development. These costs include costs for land and costs for developing and constructing a PV solar power plant. Upon completion of development and connection of the solar power plants, income generated from connection to the grid is recognized as revenue and the project assets are amortized over their expected life of 20 years.

n. Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized for the years ended December 31, 2011, 2012 and 2013 were RMB3,505,464, RMB7,507,649, and RMB7,086,641, respectively.

o. Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC. Amortization is computed using the straight-line method over the terms specified in land use right certificates of 50 years or 70 years, as applicable.

p. Intangible assets

Intangible assets include purchased software and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 or 10 years, respectively.

q. Goodwill

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

An impairment loss of RMB45,645,832 was recorded for the year ended December 31,2011. See Note 3. “Goodwill” to the Company’s consolidated financial statements for additional information on the Company’s goodwill impairment tests.

r. Business combination

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

s. Investments in affiliates

The Group holds equity investments in affiliates for which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Group records its' proportionate share of the investees' income or loss in its consolidated financial statements. Cost method is used for investments over which the Company does not have the ability to exercise significant influence.

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

t. Impairment of long-lived assets

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

u. Leases

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

v. Revenue recognition

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

The Group enters into certain sales contracts with retainage terms during 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years (the “Retainage Period”). Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expires. The total amounts of retainage that were not recognized as revenue were RMB121,814,534 and RMB169,630,559 as of December 31, 2012 and 2013, respectively.

The Group provides solar power product processing services to customers and the revenue of processing services is recognized upon completion which is generally evidenced by delivery of processed products to the customers.

The Group recognizes revenue related to solar system integration projects on the percentage-of-completion basis. The Company estimates its revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly.

The Group recognizes income from generating electricity as revenue when persuasive evidence of an arrangement exists, electricity has been generated and be transmitted to the grid, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

The Group recognized government subsidy of electricity revenues from solar projects when the condition attached to it has been met and there is reasonable assurance that the grant will be received.

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

w. Segment report

During the third quarter of 2013, the Group changed its organizational structure as part of the transformation to a solar product manufacturing and solar project developing company. As a result of these changes, information that the Company’s chief operating decision maker regularly reviews for purposes of allocating resources and assessing performance changed. Therefore, beginning in the third quarter of 2013, the Group reports its financial performance based on the new segments: manufacturing segment and solar projects segment.

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management has determined that the Group operates its business in two segments, as that term is defined by FASB ASC Topic 280, Segment reporting.

The Group’s first segment is the vertically integrated solar power products manufacturing business (“manufacturing segment”), from silicon ingots, wafers, cells to solar modules.

The Group’s second segment is the downstream solar projects (“solar projects segment”), through which the Group entities develop, construct and operate the solar projects, including (i) project development, (ii) engineering, procurement, and construction (“EPC”), (iii) connecting solar projects to the grid, operating and maintenance (“O&M”).

x. Cost of revenue

Cost of revenue for sales of photovoltaic products includes production and indirect costs, as well as shipping and handling costs for raw materials purchase and provision for inventories.

Costs of revenue for EPC include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Group recognizes job material costs as incurred costs when the job materials have been installed. The Group considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design.

Costs of revenue for generating of electricity include depreciation, operating, and maintenance of project assets.

y. Warranty cost

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

Due to limited warranty claim history, the Group estimates warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group began the sales of solar modules in the first half of 2009 and has not experienced any material warranty claims to-date in connection with declines in the power generation capacity of its solar modules or defects. The accrual for warranty cost as of December 31, 2011, 2012 and 2013 were RMB96,463,635, RMB130,517,641 and RMB195,235,102, respectively. The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2011, 2012 and 2013, warranty costs were RMB63,030,783, RMB40,213,055 and RMB67,516,104, respectively. The utilization of the warranty accruals for the years ended December 31, 2011, 2012 and 2013 were nil, RMB6,159,049 and RMB2,798,643, respectively.

The Group purchases warranty insurance policy which provides coverage for the product warranty services of solar modules worldwide. Prepayment for warranty insurance premium is initially recorded as other assets and is amortized over the insurance coverage period. Prepayment for warranty insurance premium is not recorded as reduction of estimated warranty liabilities. Once the Group receives insurance recoveries, warranty expenses will be credited.

z. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB119,821,738, RMB164,942,482 and RMB212,342,881 for the years ended December 31, 2011, 2012 and 2013, respectively.

aa. Research and development

Research and development costs are expensed when incurred.

ab. Start-up costs

The Group expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities (excluding costs that are capitalized as part of property, plant and equipment) and costs incurred with the formation of new subsidiaries such as organization costs.

ac. Income Taxes

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, the Group did not have any interest and penalties associated with uncertain tax positions in the year ended December 31, 2011, 2012 and 2013 as there were no uncertain tax positions.

ad. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

ae. Financial guarantees

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

af. Fair value of financial instruments

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

The Company's financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term investments, accounts and notes receivable, forward contract receivable, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contract payables, bonds payable, short-term borrowings, long-term borrowings, guarantee liabilities and convertible senior notes.

The Company elects to classify the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

ag. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2011, 2012 and 2013, the Group received financial subsidies of RMB25,553,802 , RMB40,902,610 and RMB7,583,102 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB91,611,300, RMB119,820,411and RMB63,331,500 during the years ended December 31, 2011, 2012 and 2013, respectively.

ah. Repurchase of share

When the Company’s shares are purchased for retirement, the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price is shown separately as treasury stock.

ai. Statutory reserves

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

During the years ended December 31, 2011, 2012 and 2013, the Group made total appropriations to statutory reserves of RMB14,397,530, RMB56,894 and RMB5,887,925, respectively.

aj. Earnings(Loss) per share

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

ak. Share-based compensation

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

al. Other comprehensive income/(loss)

Other comprehensive income/(loss) is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income/(loss) for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries and unrealized gains and losses on available-for-sale securities. .

am. Convenience translation

Translations of amounts from RMB into United States dollars ("US$" or "USD") are solely for the convenience of readers and were calculated at the rate of RMB6.0537 to US$1.00, the noon buying rate in effect on December 31, 2013, as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2013, or at any other rate.

an. Recent accounting pronouncements

In February 2013, the FASB issued ASU 2013-02, “Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This update does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, this update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts. This update is effective prospectively for reporting periods beginning after December 15, 2012 for public entities. The adoption of this accounting standard beginning on January 1, 2013 does not have a material impact on the Group’s consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, ‘‘Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists’’, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

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

As of December 31, 2010, the RMB45,645,832 in goodwill related to the Company’s reporting unit represented goodwill allocated from the acquisitions of Zhejiang Jinko in 2009. The allocation of all the goodwill from the acquisition to the reporting unit represented the expected synergies, economies of scale and vertical integration the business would realize from using our solar modules in the project pipelines obtained from the acquisition. Once goodwill has been assigned to a reporting unit, for accounting purposes, the goodwill is no longer directly associated with the underlying acquisitions that the goodwill originated from, but rather the reporting unit to which it has been allocated. The Group is considered as one single reporting unit.

The Company commenced its annual goodwill impairment test in October 2011. However, considering qualitative factors including the continuing reduction in its market capitalization for the quarters ended September 30, 2011 and December 31, 2011 and the fiscal 2012 solar industry outlook, management concluded that a two-step goodwill impairment test was required for its reporting unit.

In estimating the fair value of the reporting unit in the first step of the impairment test, significant management judgment was required. In using the income approach methodology of valuation, estimates to determine the fair value of the reporting unit included management judgment related to forecasts of future operating results, discount rates, and expected future growth rates that are used in the discounted cash flow method of valuation. In using the market approach methodology of valuation, management made judgments related to the selection of comparable businesses. The sum of the fair value of the reporting unit is also compared to the Company’s external market capitalization in order for management to assess the appropriateness of such estimates. The underlying assumptions used in the first step of the impairment test considered the market capitalization as of December 31, 2011 and the current industry environment and its expected impact on the fair value of the reporting unit. The Company determined that the fair value of the reporting unit was less than the carrying value, which required it to perform the second step of the impairment test for the components reporting unit.

Management performed the second step of the impairment test to determine the implied fair value of goodwill for the reporting unit, which requires management to allocate the fair value of the reporting unit determined in step one to all of the assets and liabilities including any unrecognized intangible assets of the components reporting unit. Management determined the implied fair value of goodwill in the reporting unit to be zero. As a result, the Company impaired all of the goodwill in the reporting unit and recorded RMB45,645,832 of impairment expense, which also represents the accumulated goodwill impairment losses.

4.	REVENUES

The Group's revenues for the respective periods are detailed as follows:

	For the years ended December 31
	2011	2012	2013
	RMB	RMB	RMB
Sales of solar modules	6,647,264,147	3,897,288,039	6,660,317,517
Sales of silicon wafers	517,935,191	328,428,550	70,636,980
Sales of solar cells	168,388,351	138,686,401	184,203,072
Sales of silicon ingots	14,363,232	1,885,648	1,189,751
Sales of recovered silicon materials	6,365,978	270,406	14,559,658
Processing service fees	5,836,528	213,427,948	71,010,744
Solar system EPC	24,798,017	213,174,391	201,056
Revenue from generated electricity	—	1,607,066	76,719,737
Total	7,384,951,444	4,794,768,449	7,078,838,515

The Company began developing solar projects in 2011. Before July 1, 2013, the Company did not accrue the government subsidy for electricity revenues from solar projects due to the lack of detailed government guidelines and uncertainty over the timing of subsidy payment. During the third quarter of 2013, the Chinese government announced a series of policies aimed at streamlining and standardizing government subsidy payments for electricity revenues from solar projects in China as well as expanding the amount invested in renewable energy. In addition, the Company received the government subsidy payments for electricity revenues from solar projects for the year 2012 during the third quarter of 2013. As the result of the increased policy clarity and payment certainty, the Company has begun to accrue the government subsidy for electricity revenue from solar projects starting July 1, 2013.

For the electricity revenues recognized in the year ended December 31, 2013, RMB2,125,076 and RMB52,700,759 was related to the government subsidy for electricity revenues in 2012 and 2013, respectively. Excluding the government subsidy for electricity revenues, electricity revenues for electricity from solar projects were RMB21,893,902 for the year ended December 31, 2013.

The following table summarizes the Group's net revenues generated in respective geographic locations:

	For the years ended December 31
	2011	2012	2013
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	1,281,483,521	2,179,670,146	3,461,295,473
Outside China
South Africa	-	202,449	681,502,434
Germany	2,422,250,586	1,177,954,567	583,912,744
America	118,132,913	135,839,209	414,371,308
Singapore	-	14,854,015	370,676,442
India	108,636,545	31,122,508	310,873,363
Rest of the world	3,454,447,879	1,255,125,555	1,256,206,751
Total	7,384,951,444	4,794,768,449	7,078,838,515

5. SEGMENT REPORT

During the third quarter of 2013, the Group changed its organizational structure as part of its transformation to a products manufacturing and downstream projects developing company. As a result of these changes, information that the Group’s chief operating decision maker regularly reviews for purposes of allocating resources and assessing performance changed. Therefore, the Group is reporting its financial performance based on the new segments: manufacturing segment and solar projects segment.

The Group did not start the construction of solar projects until late 2011. During the year ended December 31, 2011, total operating expenses incurred was RMB149,894 and no revenue was recognized as the construction was still in process. The following table set forth the results of operations of the segments and reconciliation with consolidated results of operations only for the years ended December 31, 2012 and 2013:

	For the year ended December 31,
	2012				2013
	RMB				RMB
	Manufacturing	Solar projects	Elimination(1)	Total	Manufacturing	Solar projects	Elimination	Total
Revenues	4,909,005,407	1,607,066	(115,844,024)	4,794,768,449	7,369,293,690	76,719,737	(367,174,912)	7,078,838,515
Gross profit/(loss)	237,322,339	(3,986,799)	(1,098,425)	232,237,115	1,440,916,302	45,863,937	(49,428,832)	1,437,351,407
Interest expense, net	(221,719,806)	-	-	(221,719,806)	(209,340,372)	(14,036,530)	-	(223,376,902)
Loss/(Income) before income taxes	(1,526,557,907)	(25,061,043)	(1,098,425)	(1,552,717,375)	282,959,050	19,467,078	(68,786,825)	233,639,303

	As of December 31,
	2012				2013
	RMB				RMB
	Manufacturing	Solar projects	Elimination(2)	Total	Manufacturing	Solar projects	Elimination	Total
Total assets	7,719,329,082	798,992,874	(146,001,635)	8,372,320,321	10,309,643,591	2,218,556,658	(1,916,975,178)	10,611,225,071

(1) Elimination refers to the elimination of revenue and profit from the sale of solar modules from the manufacturing segment to the solar project segment.

(2) Elimination refers to the elimination of unsettled receivables of the manufacturing segment and unsettled payables of the solar projects segment resulting from the above sales of solar modules.

6.	TAXATION

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

People’s Republic of China

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "CIT Law") with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. As foreign invested enterprises, Jiangxi Jinko and Zhejiang Jinko are entitled to a two year tax exemption from CIT and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko and Zhejiang Jinko are each subject to CIT rate of 12.5% from year 2010 to year 2012. Starting from year 2013, three of the major subsidiaries of the Group, Jiangxi Jinko, Zhejiang Jinko and Jinko Materials were recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling them to a preferential tax rate of 15%.

The subsidiaries in Delingha and Longchang are entitled to a three year tax exemption from CIT and a 50% CIT reduction for the succeeding three years thereafter for the income generated from investing and operating in the qualified public basic infrastructure projects according to the CIT law.

Additionally, under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totaled RMB709,676,806 and the amount of the unrecognized deferred tax liability, calculated based on the 10% rate, on the permanently reinvested earnings was RMB70,967,681 as of December 31, 2013.

Hong Kong

The Company's subsidiaries established in Hong Kong, Paker and JinkoSolar International, are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.62% in 2013.

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

Canada

Jinko Canada is incorporated in Canada and is subject to a federal corporate income tax of 15% and provinces and territories income tax of 11.5%.

Australia

Jinko Australia is incorporated in Australia and is subject to corporate income tax at 30%.

Composition of Income Tax Expense

Income/(loss) before income taxes for the years ended December 31, 2011, 2012 and 2013 were taxed within the following jurisdictions:

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB
Cayman Islands	246,885,595	(136,614,196)	(252,710,798)
PRC	127,032,230	(1,191,217,775)	308,896,189
Other countries	(19,519,201)	(224,901,695)	151,838,949
Income/(Loss) before income taxes	354,398,624	(1,552,733,666)	208,024,340

For the year ended December 31, 2011, 2012 and 2013, the earnings (losses) attributed to Cayman Islands was mainly due to the fair value gain (loss) from convertible senior notes and capped call options.

The current and deferred positions of income tax (expense)/benefit included in the consolidated statement of operations for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB
Current income tax (expense)/benefit
PRC	(76,792,019)	7,561,393	(17,468,843)
Other countries	(71,536)	838,169	(153,468)
Total current income tax (expense)/benefit	(76,863,555)	8,399,562	(17,622,311)
Deferred PRC tax (expense)/benefit	(4,209,187)	518,086	(910,065)
Income tax (expense)/benefit	(81,072,742)	8,917,648	(18,532,376)

 Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Company's effective tax rate is as follows:

	For the year ended December 31
	2011	2012	2013
	%	%	%
Statutory CIT rate	25.0	(25.0)	25.0
Effect of permanent differences:
—Share-based compensation expenses	0.7	0.3	1.3
—Change in fair value of convertible senior notes and capped call options	(21.1)	1.6	25.6
—Goodwill impairment	3.2	-	-
—Accrued payroll and welfare expenses	4.4	0.8	2.4
—Change of enact tax rate	-	(7.5)	49.2
—Effect of prior year tax difference (1)	-	(0.6)	-
—Other non-deductible expenses	5.6	0.8	1.9
Difference in tax rate of a subsidiary outside the PRC	(0.9)	0.9	3.8
Effect of tax holiday for subsidiaries	(13.2)	6.9	(6.5)
Change in valuation allowance	19.1	21.2	(93.8)
Effective CIT rate	22.8	(0.6)	8.9

(1)	The Company recorded an out-of-period adjustment of RMB12,146,071in the year ended December 31, 2012, resulting from income tax filing difference for two PRC entities, which should have been recorded in the year ended December 31, 2011. The originating amount in 2011 was not material to the 2011 consolidated financial statements, nor was the out of period adjustment recorded in 2012 material to the 2012 consolidated financial statements.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB
The aggregate amount of effect	46,723,125	-	25,853,541
Per share effect—basic	0.50	-	0.27
Per share effect—diluted	0.46	-	0.27

Significant components of deferred tax assets—current

	For the year ended December 31
	2012	2013
	RMB	RMB
Net operating losses	-	-
Provision for inventories, accounts receivable, other receivable	170,795,477	59,362,637
Change in fair value of forward contracts	(1,749,190)	(5,270,148)
Accrued warranty costs	4,952,344	5,923,185
Accrued interest	6,529,370	503,377
Other temporary differences	(5,153,313)	5,283,025
Total deferred tax assets	175,374,688	65,802,076
Less: Valuation allowance	(175,374,688)	(65,802,076)
Net deferred tax assets—current	-	-

Significant components of deferred tax assets—non-current

	For the year ended December 31
	2012	2013
	RMB	RMB
Net operating losses	91,384,912	39,762,082
Accrued warranty costs	25,690,397	25,977,871
Increase in fair value of property, plant and equipment and land use rights arising from business combination	(3,532,006)	(2,052,738)
Timing difference for project assets, property, plant and equipment	17,470,545	43,098,028
Provision for advance to suppliers to be utilized beyond one year	56,931,594	34,158,957
Provision of prepayment for purchase of property, plant and equipment	11,048,442	6,629,065
Timing difference for revenue recognition of retainage contract	28,557,111	25,442,086
Other temporary differences	(65,135)	3,300,328
Total deferred tax assets	227,485,860	176,315,679
Less: Valuation allowance	(227,485,860)	(176,315,679)
Deferred tax assets—non-current, net	-	-

Movement of valuation allowances

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB
At beginning of year	(6,308,714)	(73,967,071)	(402,860,548)
Current year additions	(69,445,609)	(329,813,147)	(21,347,390)
Reversal of valuation allowances	1,787,252	919,670	182,090,183
At end of year	(73,967,071)	(402,860,548)	(242,117,755)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2012 and 2013, valuation allowances of RMB402,860,548 and RMB242,117,755 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowance was reversed in 2013 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets.

7.	ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2012	2013
	RMB	RMB
Accounts receivables	2,386,356,664	2,094,704,129
Allowance for doubtful accounts	(673,671,445)	(445,956,167)
Accounts receivable, net	1,712,685,219	1,648,747,962

Movement of allowance of doubtful accounts

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
At beginning of year	378,888	179,746,165	673,671,445
Addition	184,990,129	541,662,539	121,315,213
Write-off	(24,140)	-	(40,819,459)
Reversal	(5,598,712)	(47,737,259)	(308,211,032)
At end of year	179,746,165	673,671,445	445,956,167

The Group assesses creditworthiness of customers before granting any credit terms. This assessment is primarily based on reviewing of customer’s financial statements and historical collection records, discussion with customers’ senior management, and reviewing of information provided by third parties, such as Dun & Bradstreet and the insurance company that ultimately insures the Group against customer credit default.

The significant bad debt reversal represents the cash collection of the fully provided long-term receivables. The Company made bad debt provisions for certain long-term receivables in prior years which were in line with the adverse economic environment in solar industry. With the recovery of solar industry in 2013, the Company made its best effort to improve the cash collection for the long-aged accounts receivables. The cash received was recorded as the reversal of prior year bad debt allowance.

As of December 31, 2013, certain accounts receivable with net book value amounting to RMB74,735,777 are pledged as collateral for the Group’s borrowings.(Note 19)

8.	ADVANCES TO SUPPLIERS

	As of December 31,
	2012	2013
	RMB	RMB
Advances to suppliers - current	67,582,991	74,047,190
Advances to suppliers - noncurrent	223,043,440	223,043,440
Total	290,626,431	297,090,630
Provision for advances to suppliers	(227,073,440)	(227,073,440)
Advances to suppliers, net	63,552,991	70,017,190

The Group's advance payments to suppliers with purchase contracts with term of more than one year were made to two major suppliers, Hoku Materials, Inc. ("Hoku"), a fully owned subsidiary of Hoku Corporation (formerly known as "Hoku Scientific, Inc.") and Wuxi ZhongCai Technologies Co., Ltd., ("Wuxi Zhongcai") respectively. The Group previously entered into long-term polysilicon supply agreements with each of Hoku and Wuxi Zhongcai. As a result of continuing significant decline in the polysilicon purchase price and the adverse developments in those suppliers’ operations during 2012, including the suspension of their productions, the Group made full provision of RMB223,043,440 for the full outstanding balances of inventory purchase prepayment made to those two suppliers under long-term polysilicon supply contracts during the year ended December 31, 2012. A provision for advance to suppliers of RMB 227,043,440 and nil was recorded for the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2012 and 2013, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

9.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB
Raw materials	80,712,251	239,284,316
Work-in-progress	92,719,649	103,161,011
Finished goods	354,530,478	369,583,888
Total	527,962,378	712,029,215

Write-down of the carrying amount of inventory to its estimated market value was RMB201,662,101, RMB332,337,477, and RMB163,728,488 for the years ended December 31, 2011, 2012 and 2013, respectively, and were recorded as cost of revenues in the consolidated statements of operations.

As of December 31, 2013, inventories with net book value of RMB206,433,314 are pledged as collateral for the Group's borrowings (Note 19).

10.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB
Value-added tax deductible	209,695,401	463,771,911
Prepayment for share repurchase	25,963,848	25,173,532
Employee advances	13,660,674	10,357,581
Prepayment for income tax	6,390,847	5,992,644
Deposits for customs duty, rental and open bidding for solar projects	46,450,079	50,614,427
Receivable from insurance company	81,388,706	24,359
Prepaid insurance premium, rent, and others	18,040,237	21,608,096
Others	11,741,001	14,311,425
Total	413,330,793	591,853,975

Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

As of December 31, 2012 and 2013, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

Receivable from insurance company represented the insurance compensation which the Group has claimed with the insurance company that insures the Group against customer credit default and the collection of receivable is reasonably assured.

11.	INVESTMENTS IN AFFILIATES

Investments accounted for under the equity method.

The movement of the investments in equity method company is as follows:

	As of December 31,
	2012	2013
	RMB	RMB
At beginning of year	-	27,983,709
Investment	28,000,000	84,000,000
share of loss of affiliated companies	(16,291)	(25,614,963)
At end of year	27,983,709	86,368,746

On December 20, 2012, JinkoSolar signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. ("Jinchuan Group"), a Chinese state-owned enterprise, to jointly invest in and establish a company named Gansu Jintai Electronic Power Co., Ltd. (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic ("PV") solar power plant in Jinchang, Gansu Province, China. JinkoSolar holds 28% equity interest in Gansu Jintai and accounts for its investment in Gansu Jintai using the equity method as JinkoSolar has the ability to exercise significant influence over the operating and financial policies of the investee. JinkoSolar’s share of Gansu Jintai ’s results of operations is included in equity gain/(loss) in affiliated companies in the Group’s consolidated statements of operations, with an amount of RMB16,291 and RMB25,614,963 for the year ended December 31, 2012 and 2013, respectively.

Investments accounted for under the cost method

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gaisu province, China, for a consideration of RMB7,200,000. The Group accounted for the RMB7.2 million using the cost method of accounting.

12.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Buildings	507,989,849	632,996,431
Machinery and equipment	3,307,235,601	3,412,945,731
Motor vehicles	22,609,244	24,519,713
Furniture, fixture and office equipment	45,729,731	48,993,283
	3,883,564,425	4,119,455,158
Less: Accumulated depreciation	(732,881,877)	(1,024,205,575)
Less: Impairment	(70,260,894)	(33,632,696)
Subtotal	3,080,421,654	3,061,616,887
Construction in progress	249,451,007	125,381,063
Property, plant and equipment, net	3,329,872,661	3,186,997,950

Depreciation expenses were RMB263,846,113 , RMB323,152,636 and RMB328,311,127 for the years ended December 31, 2011, 2012 and 2013, respectively.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Based on impairment assessment performed on long-lived assets held for use, the Company recorded no impairment provision in the years ended December 31, 2011, 2012 and 2013. In the years ended December 31, 2011, 2012 and 2013, the Group recorded impairment of nil , RMB65,476,299 and RMB3,573,248 related to the retirement of certain equipment in the wafer and cell production line that had become obsolete.

As of December 31, 2013, certain property, plant and equipment with net book value amounting of RMB2,392,327,496 are pledged as collateral for the Group's borrowings (Note 19).

13.	PROJECT ASSETS

As of December 31, 2012 and 2013 the balances of project assets was RMB536,391,099 and RMB1,358,944,492, respectively. As of December 31, 2012 and 2013, RMB 349,485,131 and RMB1,349,668,502 of project assets had been completed and connected to the grid. The revenues from connection to the grid for the years ended December 31, 2012 and 2013 were RMB1,607,066 and RMB76,719,737, respectively. Depreciation expenses of project assets were RMB5,141,460 and RMB27,309,105 for the years ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, project assets with net book value of RMB634,169,173 were pledged as collateral for the Group's borrowings (Note19).

14.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 or 70 years, as applicable, in the PRC.

	As of December 31,
	2012	2013
	RMB	RMB
Land use rights	386,909,459	386,909,459
Less: accumulated amortization	(21,160,244)	(27,824,516)
Land use rights, net	365,749,215	359,084,943

Amortization expense was RMB5,558,122 , RMB6,546,151 and RMB6,664,272 for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, estimated amortization expense in each of the next five years is RMB6,663,252.

As of December 31, 2013, Certain land use rights with net book value of RMB301,580,764 were pledged as collateral for the Company's borrowings (Note 19).

15.	INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2012	2013
	RMB	RMB
Trademark	1,274,392	1,828,762
Computer software	6,153,728	6,603,124
Less: accumulated amortization	(1,054,522)	(1,968,299)
Intangible assets, net	6,373,598	6,463,587

Amortization expense was RMB223,926 , RMB764,312 and RMB953,290 for the years ended December 31, 2011, 2012 and 2013, respectively.

16.	OTHER ASSETS

Other assets consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB
Prepayments for purchase of property, plant and equipment	36,411,466	61,958,160
Prepayments for construction of project assets	-	9,283,580
Prepayments for land use rights	-	12,305,449
Prepayment for warranty insurance premium	44,228,323	57,215,458
Prepaid service fee—non-current portion	1,114,886	-
Others	454,998	4,164,974
Total	82,209,673	144,927,621

17.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2012	2013
	RMB	RMB
Payables for purchase of property, plant and equipment	253,431,693	209,168,858
Payables for project assets	184,623,149	282,999,774
Government grants related to assets	181,160,000	53,150,000
Value-added tax and other tax payables	26,545,382	26,032,624
Freight payables	28,799,192	71,588,840
Accrued utilities, rentals and interest	35,204,650	21,296,512
Contracted labor fee	19,593,436	28,579,830
Accrued warranty cost	21,179,367	36,133,758
Commission payables	2,020,242	28,359,421
Accrued professional service fees	13,844,655	9,217,250
Others	50,991,380	63,846,698
Total	817,393,146	830,373,565

The government grant was under Golden Sun Program which was sponsored by China's Ministry of Finance, Ministry of Science and Technology, the National Energy Administration of the National Development and Reform Commission, and the Ministry of Housing and Urban-Rural Development. These grants will be deducted from the carrying amount when the assets are ready for use.

18.	BONDS PAYABLE AND ACCRUED INTEREST

On January 14, 2011, Jiangxi Jinko issued a short-term bond with a principal amount of RMB300,000,000 which bears interest at the rate of 5.28% per annum, and the bond was repaid on January 14, 2012. On March 24, 2011, Jiangxi Jinko issued a short-term bond with a principal amount of RMB300,000,000 which bears interest at the rate of 5.6% per annum, and the bond was repaid on March 23, 2012. On July 11, 2011, Jiangxi Jinko issued a short-term bond with a principal amount of RMB400,000,000 which bears interest at the rate of 6.5% per annum, and the bond was repaid on July11, 2012.

On April 24, 2012, Jiangxi Jinko issued a short-term bond with a principal amount of RMB300,000,000 which bears interest at the rate of 6.3% per annum, and the bond was subsequently repaid on April 23, 2013.

On January 29, 2013, Jiangxi Jinko issued a six-year bond with an aggregate principal amount of RMB800,000,000 which bears a fixed annual interest rate of 8.99% and will mature on January 28, 2019. At the end of the third year in the life of the bonds, the Group has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bond, at such time. The bond is recorded on amortized cost basis with the interest rate of 8.99%. Interest expense related to the bond was RMB66,725,777 for the year ended December 31, 2013.

Bonds payable are all issued at face value, unsecured from the issuance date.

19	BORROWINGS

(a) Short-term borrowings

	As of December 31,
	2012	2013
	RMB	RMB
Short-term bank borrowings	1,917,630,796	1,803,593,927
Long-term bank borrowings—current portion	328,000,000	171,000,000
Total short-term borrowings	2,245,630,796	1,974,593,927

The short-term bank borrowings outstanding as of December 31, 2012 and 2013 carried a weighted average interest rate of 5.41% and 5.28% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2013 were borrowings of RMB18,004,160 and RMB254,485,472 which are denominated and repayable in EURO and USD, respectively.

As of December 31, 2013, the Group had short-term bank borrowings of RMB 133,257,782 which were only credit loans and short-term bank borrowings of RMB138,088,878 which was collateralized on bank notes of RMB186,172,636. As of December 31, 2013, the Group had short-term bank borrowings of RMB120,170,412 which was collateralized on fixed deposits of RMB102,395,000, including RMB20,547,865 which was also guaranteed by Jiangxi Jinko.

As of December 31, 2013, the Company had short-term bank borrowings of RMB90,000,000 which were collateralized on the inventories of RMB146,053,314.

As of December 31, 2013, the Company had short-term bank borrowings of RMB272,990,761 which was guaranteed by Jiangxi Jinko, including RMB200,000,000 was also guaranteed by the Shareholders. As of December 31, 2013, the Company had short-term bank borrowing of RMB48,267,911 guaranteed by a third party.

As of December 31, 2013, the Company had short-term bank borrowings of RMB600,400,000 which were collateralized on certain land use rights, plants and equipment, including RMB97,000,000 which were guaranteed by Zhejiang Jinko and the Shareholders, RMB 100,000,000 which were guaranteed by Jiangxi Jinko and the Shareholders, RMB183,400,000 which was guaranteed by Jiangxi Jinko, and RMB100,000,000 which were guaranteed by the Shareholders and a third party. As of December 31, 2013, the Company had short-term bank borrowing of RMB198,000,000 which were collateralized on its certain Land use rights, plants, equipment, accounts receivable, and Inventories. Included in these borrowings was RMB28,000,000 guaranteed by the Shareholders, RMB50,000,000 guaranteed by Jiangxi Jinko, and RMB 80,000,000 also guaranteed by Jiangxi I&E. The net book values of Land use rights, plants, equipment, accounts receivable, and Inventories under collaterals were RMB301,580,764, RMB218,730,748, RMB1,879,780,957, RMB38,753,200, and RMB60,380,000, respectively as of December 31, 2013.

As of December 31, 2013, the Company had short-term borrowings of RMB6,000,000 from Shangrao Hexing Co., Ltd and RMB196,418,183 from Jiangxi Heji Investment Co., Ltd. which are interest free and without definite repayment term.

(b)	Long-term borrowings

	As of December 31,
	2012	2013
	RMB	RMB
Long-term bank borrowings	495,000,000	533,000,000
Less: Current portion	(328,000,000)	(171,000,000)
Total long-term borrowings	167,000,000	362,000,000

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2014	171,000,000
2015	4,000,000
Thereafter	358,000,000
Total	533,000,000

In 2011, the Group obtained a bank borrowing of RMB7,000,000 which was due in 2014. The borrowing carries a variable interest rate that is determined semi-quarterly with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.15% as of December 31, 2013. Interest is payable quarterly. The borrowing was only credit loan.

In 2012, the Group obtained a bank borrowing of RMB160,000,000 which was due in 2014. The borrowing carries a variable interest rate that is determined semi-annually with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 6.46% as of December 31, 2013. Interest is payable monthly. The borrowing was collateralized on certain Jiangxi Jinko’s land use right, plants and equipment. The net book value of land use right, plants and equipment collateralized were RMB97,990,541,RMB140,907,714 and RMB152,908,077, respectively as of December 31, 2013.

In 2013, the Group entered into a loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) for a three-years loan in the principle amount of RMB 8,000,000. As of December 31, 2013, Jiangxi Jinko has received RMB 8,000,000 proceeds which are interest free. The borrowing was collateralized on stock rights of Jiangxi Jinko, which was hold by Jinko Technology.

In 2013, the Group entered into loan facilities for an aggregate principle amount of RMB360 million within a term of 15 years with China Development Bank to develop PV project, which was repayable in installments from May 2013 to March 2028. As of December 31, 2013, the balance of these borrowings was RMB358,000,000, including 4,000,000 which was due in 2014. The borrowing carries a variable interest rate that is determined with reference to the prevailing base lending rate set by PBOC. The effective interest rate of the borrowing was 7.21% as of December 31, 2013. Interest is payable quarterly. The borrowing was collateralized on certain project assets, accounts receivable, and also guaranteed by Jiangxi Jinko. The net book value of project assets and accounts receivable collateralized were RMB634,169,173 and RMB35,982,577, respectively as of December 31, 2013.

20.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated as follows:

	For the years ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Numerator:
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Basic	273,342,819	(1,542,422,068)	188,011,825
Dilutive effect of convertible senior notes interest	19,855,810	-	-
Dilutive effect of exchange gain on convertible senior notes	(21,567,522)	-	-
Dilutive effect of change in fair value of convertible senior notes	(398,030,217)	-	-
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Diluted	(126,399,110)	(1,542,422,068)	188,011,825

Denominator:
Denominator for basic calculation - weighted average number of ordinary shares outstanding	93,966,535	88,752,706	94,018,394
Dilutive effects of share options	1,367,900	-	2,017,591
Dilutive effects of convertible senior notes	7,352,536	-	-
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	102,686,971	88,752,706	96,035,985

Basic earnings/(loss) per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	2.91	(17.38)	2.00
Diluted (loss)/earnings per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(1.23)	(17.38)	1.96

As of December 31, 2012 and 2013, the convertible senior notes were not included in the calculation of diluted EPS because of their anti-dilutive effect.

As of December 31, 2012, the Company was in the loss situation, therefore the share options were not included in the computation of diluted EPS because of their anti-dilutive effect.

21.	EMPLOYEE BENEFITS

The full-time employees of the Company's subsidiaries incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits and housing funds. These companies are required to pay for these benefits based upon certain percentages of employees' salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored housing, pension and medical plans from the amounts accrued for housing, medical and pension benefits. The total amounts charged to the consolidated statements of operations for such employee benefits were RMB72,700,241 RMB37,134,122 and RMB49,718,062 for the years ended December 31, 2011, 2012 and 2013, respectively. The unpaid balances of liability accrued for such employee welfare benefits were RMB154,819,927 and RMB175,141,564 as of December 31, 2012 and 2013, respectively. The unpaid balance of penalty accrued for employee welfare benefits were RMB12,063,712 and RMB25,807,949 as of December 31, 2012 and 2013, respectively.

The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

22.	CONVERTIBLE SENIOR NOTES

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

As of December 31, 2011, 2012 and 2013, the estimated fair value of the Notes amounted to approximately RMB387,777,235, RMB483,581,668 and RMB770,485,897, respectively. The Company recorded foreign exchange gain of RMB21,567,522, RMB1,047,241,and RMB18,298,249 for the year ended December 31, 2011, 2012, and 2013, respectively. Gain from change in fair value of convertible senior notes was RMB398,030,217 and loss from change in fair value of convertible senior notes were RMB96,851,674 and RMB305,202,478 in the year ended December 31, 2011, 2012 and 2013, respectively (Note 29).

As a result of the depressed market conditions, the Company repurchased Notes with face value of US$2 million or 1.6% of the Notes at approximately 41% of the face value as of December 31, 2011.There were no repurchase of Notes for the year ended December 31, 2012 and 2013.

Capped Call Options

Concurrent with the Company’s issuance of the Convertible Senior Notes on May 17, 2011, it entered into a capped call option transactions with an affiliate of the initial purchaser of the Notes. The capped call transaction was designed to reduce the potential dilution that would otherwise occur as a result of new ordinary share issuances upon conversion of the Notes and effectively increase the conversion price of the Notes for the Company to $48.21 per ADS from the actual conversion price to the Notes holders of $33.75 per ADS. The total premium paid by the Company for the capped call transactions was US$18 million. The purchaser of the Notes have the right to require the Company to repurchase for cash all or any portion of their notes on May 15, 2014 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Company’s functional currency is different from the denomination of the capped call. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the capped call transactions as freestanding derivative assets in the consolidated balance sheets. The derivative is marked to market each reporting period utilizing the binomial model.

The fair value of capped call options was RMB16,408,445, RMB16,131,208 and RMB107,223,601 as of December 31, 2011, 2012 and 2013. We recorded loss of RMB 98,282,510 and RMB309,052 for the years ended December 31, 2011 and 2012, and gain of RMB92,295,905 for the year ended December 31, 2013 in change in fair value of capped call options(Note 29).

23.	REPURCHASE OF ORDINARY SHARES

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

For the year ended December 31, 2012, 173,570 outstanding ADSs (694,280 shares) were repurchased with a total consideration of RMB5,521,130, which is shown as treasury stock. As of December 31, 2013, total of 430,800 ADSs (1,723,200 shares) were repurchased but have not been retired with a total consideration of RMB13,875,553 which is shown as treasury stock.

24.	ISSUANCE OF ORDINARY SHARES

The Company’s authorized share capital amount of US$10,000,000 comprising 500,000,000 ordinary shares with a par value of US$0.00002 each. On September 25, 2013, the Company closed a follow-on public offering of 14,000,000 ordinary shares (4,370,000 ADSs) and received aggregated net proceeds of approximately $67.8 million, after deducting discounts and commissions but before offering expenses.

As of December 31, 2012 and 2013, the Company’s issued and outstanding shares were 88,758,778 and 108,051,630, respectively.

25.	SHARE BASED COMPENSATION

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

On August 13, 2013, the Company extended the expiration date of the stock options granted to an officer from October 1, 2013 to October 1, 2014. As a result of this modification, the Company recorded additional stock-based compensation expense of RMB 1,608,968 for the year ended December 31, 2013.

On October 1, 2013, the Company granted to an officer options to purchase 600,000 ordinary shares of the Company at an exercise price of US$4.38 per share, with which the share options will vest in 12 successive equal monthly installments on the last day of each month from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date. On October 1, 2013, the Company granted to certain employees options to purchase 680,000 ordinary shares of the Company at an exercise price of US$4.38 per share, with which the share options will vest in 3 and 5 successive equal annual installments on the last day of each year from the grant date, respectively, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

A summary of activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(US$/share)	(in years)	(RMB)
Balance as of January 1, 2013	8,061,054	1.81
Granted	1,280,000	4.38
Exercise	(1,812,852)	2.03
Forfeited	(457,400)	1.80
Balance as of December 31, 2013	7,070,802	2.22	3.9	220,182,959

Vested and expected to vest as of December 31, 2013	6,397,878	2.20	2.9	200,060,309
Vested and exercisable as of December 31, 2013	3,219,030	1.94	3.1	105,644,209

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, US$7.3 per share as of December 31, 2013 and the exercise prices of the options.

Total intrinsic value of options exercised as of December 31, 2011, 2012 and 2013 were nil, RMB14,454 and RMB76,736,538, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 was RMB6.91, RMB5.6 and RMB23.32 per share, respectively.

A summary of non-vested shares activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-average fair value in grant date
		(RMB/share)
Non-vested at January 1, 2013	4,681,848	7.56
Granted	1,280,000	23.32
Vested	(2,084,116)	9.35
Forfeited	(25,960)	30.98
Non-vested at December 31, 2013	3,851,772	11.67

Expected to vest as of December 31, 2013	3,178,848	11.65

The total fair value of shares vested for the years ended December 31, 2011, 2012 and 2013 were RMB17,489,306, RMB8,928,354 and RMB18,548,052, respectively.

The share-based compensation expense for the year ended December 31, 2011, 2012 and 2013 was recorded in the respective items:

	As of December 31,
	2011	2012	2013
	RMB	RMB	RMB
Costs of revenues	725,651	947,428	505,036
Selling expenses	529,939	2,128,245	1,499,187
General and administrative expenses	8,623,534	14,267,437	15,987,983
Total	9,879,124	17,343,110	17,992,206

 As of December 31, 2013, the company had 7,070,802 options outstanding. Total share-based compensation expense, determined based on the fair value of the options on the grant dates including the incremental charge resulted from the repricing, extension of expired date, applying an estimated forfeiture rate of 10%, amounted to approximately RMB69,343,192 of which the amounts of RMB17,343,110 and RMB17,992,206 was recognized for the year ended December 31, 2012 and 2013, respectively.

As of December 31, 2013, the Company had unrecognized share-based compensation expense RMB26,011,873 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 3.1 years. For the year ended December 31, 2013, total cash received from the exercise of share options is RMB17,551,472.

The fair value of options grant during the year ended December 31, 2013 is estimated on the date of grant using Black-Scholes model with the following assumptions:

2013

Expected volatility	87.8% — 96.3%
Expected dividend yield	0%
Expected terms	1.8 — 5.0
Risk-free interest rate	0.29% — 1.46%
Fair value per option at grant date (RMB)	20.4 — 28.14

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

26.	RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2012 and 2013 were as follows:

	As of December 31,
	2012	2013
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from subsidiaries of ReneSola Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	105,531,368	17,631,474
Accounts receivable due from Gausu Jintai Electronic Power Company Ltd.("Guasu Jintai", an affiliated company, in which the Group owns 28% equity interests)	-	266,510,538

Notes receivalbes from related parties:
Notes receivable due from Gausu Jintai	-	42,900,000

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	5,840,380	216,255

Total	111,371,748	327,258,267

Accounts payable due to a related party:
Accounts payable due to a subsidiary of ReneSola	30,045,245	2,468,361

Other payables due to a related party:
Other payables to Jiangxi Desun Energy Co., Ltd. (Desun, an entity in which the Shareholders, each holds more than 10%, and collectively hold 73%, of the equity interest) for leasing of land and buildings	2,161,345	3,261,649
Travelling reimbursements payable to executive directors who are also shareholders	109,531	-

Total	32,316,121	5,730,010

(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b) Related party transactions

For the years ended December 31, 2011, 2012 and 2013, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB32,587,949, RMB201,355,631and RMB33,936,022, respectively.

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

For the transaction with Renesola during 2013, the Group entered into processing services agreements with subsidiaries of Renesola, and revenue related to provision of processing services was recognised when such services had been performed.

For the years ended December 31, 2011, 2012 and 2013, raw materials purchased from a subsidiary of ReneSola amounted to RMB44,512,919, nil and RMB3,968,340, respectively.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Company on July 28, 2008 and became a related party of the Group. For the years ended December 31, 2011, 2012 and 2013, Desun charged Jiangxi Jinko RMB1,100,304, RMB1,100,304 and RMB1,100,304 in rent, respectively.

On December 20, 2012, JinkoSolar has signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. ("Jinchuan Group"), a Chinese state-owned enterprise, to jointly invest and establish a Company (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic ("PV") solar power plant in Jinchang, Gansu Province, China. For the year ended December 31, 2013, sales of solar module to Jinchuan Group amounted to RMB758,075,063.

During the years ended December 31, 2012 and 2013, the Shareholders provided guarantees for the Group's several short-term and long-term bank borrowings. As of December 31, 2012 and 2013, the balances of short-term borrowings guaranteed by the Shareholders were RMB508,254,639 and RMB605,000,000 , respectively (Note 19).

27.	CERTAIN RISKS AND CONCENTRATION

a)      Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2012 and 2013, substantially all of the Group's cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

b)      Foreign currency risk

The Group has contracts for the purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2013, 51.3% of the Group's revenues are dominated in foreign currencies, including US Dollars, Euros, Australian Dollars, Canadian Dollars and South African Rand. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

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

The following table summarizes the percentage of the Company’s revenue over 10% of total revenue for the years ended December 31, 2011, 2012 and 2013. There is no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2012 and 2013, respectively:

	Revenue
	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Company A	16%	-	11%

28.	COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights from Desun, under a non-cancelable operating lease expiring in January 2018. In addition, the Group also leased office buildings for its offices under non-cancelable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2014	8,101,999
2015	3,048,529
2016	1,946,349
2017	1,644,217
2018	543,913
Thereafter	861,194
Total	16,146,201

 Rental expense under all operating leases were RMB5,493,427, RMB8,588,661 and RMB9,385,783 for the years ended December 31, 2011, 2012 and 2013, respectively.

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB105.4 million as of December 31, 2013.

(c) Contingencies

In the opinion of management, as confirmed by its legal counsel, as of December 31, 2013, the ownership structure of the Group is in compliance with all existing PRC laws and regulations. It is also in the opinion of management that potential losses arising from the ownership structure based on current regulatory environment is remote. However, the Company cannot be assured that the PRC government authorities will not take a view contrary to the opinion of management. In addition, there may be changes and other developments in the PRC laws and regulations or their interpretations. If the current ownership structure of the Group was found to be not in compliance with any existing or future PRC laws or regulations, the Group may be required to restructure its ownership structure and operations in the PRC to comply with current or new PRC laws and regulations.

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

On June 1, 2012, the court-appointed lead plaintiffs filed an amended complaint (the “Amended Complaint”) asserting similar allegations and the same causes of action as in the original complaint and naming one additional underwriter as a defendant. On August 1, 2012, JinkoSolar filed a motion to dismiss the Amended Complaint, as did Stephen Markscheid, who was the only Individual Defendant to have been served in the action. On the same date, the underwriter defendants filed a joinder to JinkoSolar’s motion to dismiss. On January 22, 2013, the court issued a Memorandum and Order granting JinkoSolar’s and Stephen Markscheid’s motions to dismiss in their entirety and dismissing the Amended Complaint as against all defendants. The Court entered judgment in favor of defendants on the same date. On February 19, 2013, lead plaintiffs filed a notice of appeal with respect to the court’s January 22, 2013 Memorandum and Order and Judgment. Lead plaintiffs’ appeal is currently pending in the United States Court of Appeals for the Second Circuit. The Company are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

In July 2008, the Company entered into a long-term supply agreement with Wuxi Zhongcai, a producer of virgin polysilicon materials. The Company provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, the Company sued Wuxi Zhongcai in Shangrao City Intermediate People's Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to the Company by an affiliate of Wuxi Zhongcai. In January 2013, the Company notified Wuxi Zhongcai to terminate our long-term supply agreement. In February 2013, Wuxi Zhongcai sued the Company in Shanghai Pudong New Area People's Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments. The Company considered the recovery of the RMB93.2 million unlikely as a result of the polysilicon market conditions, the mutually alleged claims and the adverse developments in the operations of Wuxi Zhongcai and recorded provisions of RMB93.2 million for the balance of our prepayment to Wuxi Zhongcai. As of the date of this report, these suits are still pending. The Company is unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

In March 2012, COGIP S.P.A., or COGIP, one of the customers, initiated arbitration proceedings in the Chinese European Arbitration Centre for approximately EUR20.4 million for damages allegedly relating to the late delivery of modules and defects in our products. We responded to the arbitration summons on April 18, 2012 and raised a counterclaim for the outstanding portion of the purchase price of EUR23,310,000.00 plus liquidated damages of 0.5% of this amount per week since March 6, 2012. On April 24, 2013 the Company reached a settlement agreement with COGIP, pursuant to which COGIP agreed to pay EUR14 million to the Company in three installments to settle all claims As of July 31, 2013, the Company received all settlement payment of EUR14 million in total from COGIP.

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

29.	FAIR VALUE MEASUREMENTS

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

Fair value change in forward contracts

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's derivative instruments have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of US$322 million and EUR167 million as of December 31, 2013. These foreign exchange forward contracts mature between 1 to 15 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

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

Available-for-sale investment

On a recurring basis, the Company measures available-for-sale investment at fair value. Since the available-for-sale investment does not have quoted price in active markets, the Company has adopted Binomial Tree option pricing model to assess their fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company's best estimates on the valuation date. The main inputs to this model include underlying share price of the Issuer, risk free rate, expected volatility, expected dividend yield etc.

Recurring change in fair value

As of December 31, 2012 and 2013, information about the hierarchy of the fair value measurements for the Company's assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2012	Quote prices in active market for identical assets (level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Foreign exchange forward contracts	12,930,159	-	12,930,159	-
Capped call options	16,131,208	-	-	16,131,208
Available-for-sale investment	-	-	-	-

Liabilities:
Foreign exchange forward contracts	5,490,630	-	5,490,630	-
Convertible senior notes	483,581,668	-	-	483,581,668

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2013	Quote prices in active market for identical assets (level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Foreign exchange forward contracts	43,160,093	-	43,160,093	-
Capped call options	107,223,601	-	-	107,223,601
Available-for-sale investment	30,117,797	-	-	30,117,797

Liabilities:
Foreign exchange forward contracts	10,080,395	-	10,080,395	-
Convertible senior notes	770,485,897	-	-	770,485,897

The Group's foreign exchange forward contracts are not traded on an exchange, the Group values them using valuation models. The valuation of these contracts used interest rate yield curves and foreign exchange rates as the significant inputs in the valuation models. These inputs are observable in active markets over the terms of the instruments the Group holds.

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

 A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2012 and 2013 were as follows:

	For the year ended December 31,
	2012	2013
	RMB	RMB
Balance at January 1,	387,777,235	483,581,668
Foreign exchange gain	(1,047,241)	(18,298,249)
Change in fair value of convertible senior notes	96,851,674	305,202,478
Balance at December 31,	483,581,668	770,485,897

A summary of changes in Level 3 fair value of Capped call options for the year ended December 31, 2012 and 2013 were as follows:

	For the year ended December 31,
	2012	2013
	RMB	RMB
Balance at January 1,	16,408,445	16,131,208
Foreign exchange gain/(loss)	31,815	(1,203,512)
Change in fair value of capped call options	(309,052)	92,295,905
Balance at December 31,	16,131,208	107,223,601

A summary of the assumptions used in the valuation of convertible senior notes and Capped call options was as follows:

	As of December 31,
	2012	2013
Fair value of ADS	US$6.21	US$29.30
Strike price	US$33.75	US$33.75
Risk free interest rate	0.47%	0.53%
Dividend yield	-	-
Standard Volatility	87.6%	70.6%

A summary of changes in Level 3 fair value of available-for-sale investment for the year ended December 31, 2012 and 2013 were as follows:

	For the year ended December 31,
	2012	2013
	RMB	RMB
Balance at January 1,	-	-
Receipt of available-for-sale investment	-	23,730,486
Foreign exchange gain	-	344,877
Change in fair value of available-for-sale	-	6,042,434
Balance at December 31,	-	30,117,797

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	For the year ended December 31,
	2011	2012	2013
		RMB	RMB
Foreign exchange forward contracts-realized	60,982,675	42,947,577	22,750,277
Foreign exchange forward contracts-unrealized	(24,377,786)	(51,990,656)	25,640,169
Convertible senior notes	398,030,217	(96,851,674)	(305,202,478)
Capped call options	(98,282,510)	(309,052)	92,295,905
Total	336,352,596	(106,203,805)	(164,516,127)

 Non-recurring change in fair value

As of December 31, 2012

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2012	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Long-lived assets	4,232,012,975			4,232,012,975	65,476,299

As of December 31, 2013

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2013	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Long-lived assets	4,905,027,385			4,905,027,385	3,573,248

The long-lived assets represent property, plant and equipment for production of cell production line that had become obsolete (Note 12).

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10, long-lived assets held and used with a carrying amount of RMB65,476,299 and RMB3,573,248 as of December 31, 2012 and 2013 were written down to their fair value of zero, resulting in an impairment charge of RMB65,476,299 and RMB3,573,248 for the year ended December 31, 2012 and 2013, respectively, which was calculated based on Level 3 Inputs and included in earnings for the period.

30. RESTRICTED NET ASSETS

Relevant PRC laws and regulations permit payments of dividends by the Company's PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by the Company's PRC subsidiaries that are registered as wholly owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company does not currently require any such dividends, loans or advances from the Company's PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the Company's shareholders. Restricted net assets were RMB2,366,679,050, representing 117.8% of the Company’s total consolidated net assets as of December 31, 2013.

31. SUBSEQUENT EVENTS

Subsequent to December 31, 2013, the Group obtained an additional long-term bank borrowing of RMB141.4 million and repaid long-term bank borrowings of RMB46.0 million. The additional long-term bank borrowing was collateralized on certain project assets, accounts receivable, and also guaranteed by Jiangxi Jinko, Haining Investment and the Shareholders. These borrowings carry variable interest rates that are determined by reference to the prevailing base lending rate set by PBOC.

On January 6, 2014, we entered into loan facilities for an aggregate principal amount of RMB400 million with a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report.

In January 2014, Zhejiang Jinko entered into an operating lease agreement with the bankruptcy administration of Zhejiang Topoint Photovoltaic Co., Ltd., Zhejiang Yutai Photovoltaic Material Co., Ltd., Zhejiang Weishida Photovoltaic Material Co., Ltd., and Zhejiang Jiutai New Energy Co., Ltd (collectively “Topoint”) for the manufacturing assets of Topoint, beginning January 13, 2014. The manufacturing assets of Topoint include 500MW of production capacity for silicon wafers, 500 MW for PV cells, and 100 MW for PV modules.

In January 2014, the Company closed the concurrent offerings of 15,000,000 ordinary shares (3,750,000 ADSs) and US$150.0 million convertible senior notes and received net proceeds of US$272.1 million. The convertible senior notes will mature on January, 2019. The interest rate is 4.00% per annum payable semi-annually, in arrears.

32. ADDITIONAL INFORMATION – CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

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

The Company did not have any significant commitment, long term obligation, or guarantees as of December 31, 2012 and 2013.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	For the year ended December 31
	2011	2012	2013
	RMB	RMB	RMB	USD
				(Note 2 (am))
Net revenue	-	-	-	-
Cost of revenues	-	-	-	-

Gross profit	-	-	-	-

Total operating expenses	(7,319,613)	(8,459,461)	(4,286,844)	(708,136)

Loss from operations	(7,319,613)	(8,459,461)	(4,286,844)	(708,136)

Convertible senior notes issuance costs	(24,463,052)	-	-	-
Share of income/(loss) from subsidiaries and affiliates	26,457,224	(1,405,807,872)	437,886,531	72,333,701
Interest expense, net	(19,844,874)	(31,043,624)	(30,526,093)	(5,042,551)
Exchange (loss)/gain	(1,204,936)	49,615	(2,155,196)	(356,013)
Other expense, net	(29,637)	-	-	-
Change in fair value of convertible senior notes and capped call option	299,747,707	(97,160,726)	(212,906,573)	(35,169,660)
Income/(Loss) before income taxes	273,342,819	(1,542,422,068)	188,011,825	31,057,341
Income tax expenses	-	-	-	-
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	273,342,819	(1,542,422,068)	188,011,825	31,057,341

Condensed balance sheets:

	December 31, 2012	December, 2013
	RMB	RMB	USD
			(Note 2 (am))
ASSETS
Current assets:
Cash and cash equivalent	2,260,713	7,329,752	1,210,789
Due from subsidiaries	545,695,322	858,972,809	141,892,201
Other current assets	27,551,909	27,657,413	4,568,679
Capped call option		107,223,601	17,712,077
Total current assets	575,507,944	1,001,183,575	165,383,746
Investments in subsidiaries	1,325,667,558	1,800,616,766	297,440,700
Capped call option	16,131,208	-	-
Total assets	1,917,306,710	2,801,800,341	462,824,446

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	61,197,969	14,676,988	2,424,466
Other current liabilities	7,404,779	6,894,632	1,138,912
Convertible senior notes-current		770,485,897	127,275,203
Total current liabilities	68,602,748	792,057,517	130,838,581
Convertible senior notes	483,581,668	-	-
Total liabilities	552,184,416	792,057,517	130,838,581

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 88,758,778 and 108,051,630 shares issued and outstanding as of December 31, 2012 and 2013, respectively)	13,202	15,574	2,573
Additional paid-in capital	1,524,728,796	1,968,702,066	325,206,414
Accumulated other comprehensive loss	236,395	12,869,458	2,125,883
Treasury stock, at cost: 1,723,200 shares of ordinary shares as of December 31, 2012 and 2013, respectively	(13,875,553)	(13,875,553)	(2,292,078)
Accumulative (deficit)/income	(145,980,546)	42,031,279	6,943,073
Total shareholders' equity	1,365,122,294	2,009,742,824	331,985,865

Total liabilities and shareholders' equity	1,917,306,710	2,801,800,341	462,824,446

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

The Company has long term obligations arising from the issuance of Convertible Senior Notes (See Note 22 of the notes to the consolidated financial statements).

Condensed statements of cash flows:

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	USD
				(Note 2 (am))
Cash flows from operating activities:
Net income	273,342,819	(1,542,422,068)	188,011,825	31,057,341
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				-
Change in fair value of embedded derivatives	-	-	-	-
Change in fair value of convertible senior notes	(398,030,217)	96,851,674	305,202,478	50,415,858
Change in fair value of capped call option	98,282,510	309,052	(92,295,905)	(15,246,197)
Share of (income)/loss from subsidiaries	(26,457,224)	1,405,807,872	(437,886,531)	(72,333,702)
Exchange (gain)/loss	1,204,936	(49,615)	2,155,196	356,013
Changes in operating assets and liabilities:				-
(Increase)/decrease in due from subsidiaries	(571,729,995)	27,696,952	(313,277,487)	(51,749,754)
Decrease/(increase) in other current assets	2,567,600	769,436	(105,504)	(17,428)
Increase/(Decrease) in due to a subsidiary	44,435,210	(4,133,808)	(46,520,981)	(7,684,719)
(Decrease)/increase in other current liabilities	(19,959,953)	647,916	(1,783,456)	(294,606)
Net cash (used in)/provided by operating activities	(596,344,314)	(14,522,589)	(396,500,365)	(65,497,194)

Cash flows from investing activities:
Investments in subsidiaries	-	(543,555)	(28,834,009)	(4,763,039)
Net cash used in investing activities	-	(543,555)	(28,834,009)	(4,763,039)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	-	413,004,026	68,223,405
Proceeds from exercise of share options	3,759,081	-	17,551,472	2,899,297
Proceeds from issuance of convertible senior notes	812,525,000	-	-	-
Repurchase of convertible senior notes	(5,222,773)	-	-	-
Cash paid for capped call option	(117,003,600)	-	-	-
Prepayment for share repurchase	(31,924,842)	-	-	-
Repurchase of common stock	(56,857,774)	-	-	-
Net cash provided by/(used in) financing activities	605,275,092	-	430,555,498	71,122,702

Effect of foreign exchange rate changes on cash and cash equivalents	(734,935)	46,883	(152,085)	(25,123)

Net (decrease)/increase in cash and cash equivalents	8,195,843	(15,019,261)	5,069,039	837,346
Cash and cash equivalents, beginning of year	9,084,131	17,279,974	2,260,713	373,443

Cash and cash equivalents, end of year	17,279,974	2,260,713	7,329,752	1,210,789

Supplemental disclosure of non-cash investing and financing cash flow information
Shares repurchase utilized prepayment made in prior year	-	5,521,130	-	-
Proceeds from exercise of share options received in subsequent period	-	160,861	1,266,499	209,211
Payment of issuance cost for follow-on offering in subsequent period	-	-	1,273,309	210,336

