Form 20-F
period 2014-12-31
JinkoSolar Holding Co., Ltd.
filed 2015-04-16
CIK 1481513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

Haiyun (Charlie) Cao, Chief Financial Officer

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

Tel: (86-793) 846-9699
Fax: (86-793) 846-1152

E-mail: charlie.cao@jinkosolar.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing four ordinary shares, par value US$0.00002 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

124,292,030 ordinary shares, excluding 488,055 ADSs representing 1,952,220 ordinary shares reserved for future grants under our long-term incentive plan and 1,723,200 ordinary shares as treasury stock, as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

·	“we,” “us,” “our company,” “our” or “JinkoSolar” refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;

·	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated.

·	“2012”, “2013” and “2014” refers to our fiscal years ended December 31, 2012, 2013 and 2014, respectively;

·	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;

·	“ADRs” refers to the American depositary receipts evidencing our American depositary shares;

·	“ADSs” refers to our American depositary shares, each representing four ordinary shares;

·	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards;

·	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC61215:2005 and IEC61730-2:2004 standards;

·	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;

·	“DQS-UL” refers to the certificate issued by DQS GmbH certifying that our quality management system for both of the manufacture of silicon wafers and the design, manufacture and relative activities of solar modules in Jiangxi Jinko complies with ISO9001:2008 standard;

·	“EPC” refers to engineering, procurement and construction;

·	“Euro”, “EUR” or “€” refers to the legal currency of the European Union;

·	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids, which is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;

·	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;

·	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;

·	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC61215:2005, IEC61730-1:2004 and IEC61730-2:2004 standards;

·	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;

·	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

·	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;

·	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited, our majority-owned subsidiary;

·	“JIS Q 8901” refers to the certificate for the Japanese market from TUV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;

·	“JPY” refers to Japanese Yen;

·	“kV” refers to kilovolts;

·	“kWh” refers to kilowatt hour(s), where “MWh” refers to megawatt hour(s);

·	“kWp” refers to kilowatt-peak, a measurement of power output, most often used in relation to photovoltaic solar energy devices;

·	“local grid companies” refers to the subsidiaries of the State Grid in China;

·	“LRQA” refers to the certificate issued by Lloyd’s Register Quality Assurance to certify that our quality management system of the design, development and production of solar cells and solar modules in Zhejiang Jinko complies with the ISO9001:2008 standard;

·	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;

·	“NDRC” refers to the National Development and Reform Commission of China;

·	“NEA” refers to the National Energy Administration in China;

·	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;

·	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;

·	“PPA” refers to power purchase agreements;

·	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

·	“PV” refers to photovoltaic;

·	“RMB” or “Renminbi” refers to the legal currency of China;

·	“rooftop DG projects” refers to distributed generation solar power projects built on roof tops;

·	“Shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;

·	“State Grid” refers to State Grid Corporation of China and the local grid companies;

·	“Subsidy Catalog” refers to the Renewable Energy Electricity Subsidy Catalog issued by the Ministry of Finance, the NDRC and the National Energy Administration from time to time. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures to be listed in the Subsidy Catalog;

·	“Topoint” refers to Zhejiang Topoint Photovoltaic Co., Ltd., Zhejiang Yutai Photovoltaic Material Co., Ltd., Zhejiang Weishida Photovoltaic Material Co., Ltd., and Zhejiang Jiutai New Energy Co., Ltd., collectively;

·	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;

·	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;

·	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

·	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;

·	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts; and

·	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2012, 2013 and 2014 and as of December 31, 2013 and 2014.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

3

	2010	2011	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues	4,654,854.7	7,384,951.4	4,794,768.4	7,078,838.5	9,978,528.6	1,608,246.9
Cost of revenues	(3,297,468.9)	(6,235,100.2)	(4,562,531.3)	(5,641,487.1)	(7,738,488.5)	(1,247,217.9)
Gross profit	1,357,385.8	1,149,851.2	232,237.1	1,437,351.4	2,240,040.1	361,028.9
Total operating expenses	(367,463.5)	(833,965.5)	(1,465,724.3)	(791,806.0)	(1,308,428.1)	(210,880.3)
Income/(loss) from operations	989,922.3	315,885.7	(1,233,487.2)	645,545.4	931,612.0	150,148.6
Interest expenses, net	(64,268.4)	(182,502.2)	(221,719.8)	(223,376.9)	(287,667.7)	(46,363.6)
Convertible senior notes issuance costs	—	(30,154.1)	—	—	(26,052.9)	(4,199.0)
Subsidy income	15,696.6	25,553.8	40,902.6	7,583.2	49,785.3	8,023.9
Investment (loss)/gain	60.1	—	—	—	—	—
Exchange loss	(10,143.4)	(138,994.3)	(36,472.7)	(38,468.0)	(147,057.9)	(23,701.4)
Other(expense)/ income, net	(1,357.9)	28,257.1	4,263.5	6,871.9	(1,692.2)	(272.7)
Change in fair value of forward contracts	98,039.3	36,604.9	(9,043.1)	48,390.4	(714.7)	(115.2)
Change in fair value of embedded derivatives	55.0	—	—	—	—	—
Change in fair value of convertible senior notes and capped call options	—	299,747.7	(97,160.7)	(212,906.6)	64,101.6	10,331.3
Income/(loss) before income taxes	1,028,003.6	354,398.6	(1,552,717.4)	233,639.4	582,313.6	93,851.9
Income tax (expense)/benefit	(146,130.4)	(81,072.7)	8,917.6	(18,532.4)	134,334.0	21,650.7
Equity in losses of affiliated companies	—	—	(16.3)	(25,615.0)	9,549.3	1,539.1
Net income/(loss)	881,873.2	273,325.9	(1,543,816.1)	189,492.0	726,196.9	117,041.7
Less: Net income/(loss) attributable to the non-controlling interests	—	(16.9)	(1,394.0)	1,480.1	851.2	137.2
Less: Accretion to redemption value of redeemable non-controlling interests	—	—	—	—	52,320.7	8,432.6
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.	881,873.2	273,342.8	(1,542,422.1)	188,011.8	673,025.1	108,471.9
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
Basic	11.16	2.91	(17.38)	2.00	5.47	0.88
Diluted	10.92	(1.23)	(17.38)	1.96	3.86	0.62
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS(1)
Basic	44.64	11.64	(69.52)	8.00	21.88	3.52
Diluted	43.69	(4.92)	(69.52)	7.84	15.44	2.48
Weighted average ordinary shares outstanding
Basic	74,896,543	93,966,535	88,752,706	94,018,394	122,980,870	122,980,870
Diluted	80,748,080	102,686,971	88,752,706	96,035,985	153,786,531	153,786,531

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2010	2011	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	521,204.8	433,851.0	279,130.0	456,076.2	1,777,020.7	286,403.7
Restricted cash	416,789.7	146,175.5	140,760.8	398,499.7	517,055.4	83,334.2
Restricted short-term investments	34,705.8	494,215.0	722,461.3	734,093.3	1,599,301.9	257,760.7
Short-term investments	—	—	—	—	112,000.0	18,051.1
Account receivable, net – related parties	100.4	31,010.2	105,531.4	284,142.0	174,533.8	28,129.7
Accounts receivable, net – third parties	576,796.4	1,600,206.9	1,712,685.2	1,648,748.0	3,118,303.4	502,579.3
Notes receivable – related parties	—	—	—	42,900.0	—	—
Notes receivable, net – third parties	—	—	—	254,773.8	72,880.6	11,746.2
Advances to suppliers, net – related parties	—	—	—	—	1,183.8	190.8
Advances to suppliers, net – third parties	339,738.1	208,104.1	63,553.0	70,017.2	80,922.3	13,042.3
Inventories	819,514.5	798,075.3	527,962.4	712,029.2	1,891,148.1	304,797.7
Total current assets	3,194,474.1	4,608,473.7	3,985,609.2	5,342,722.6	10,407,319.6	1,677,355.4
Project assets	—	272,504.7	536,391.1	1,358,944.5	4,353,070.4	701,587.6
Property, plant and equipment, net	1,938,978.2	3,568,294.3	3,329.872.7	3,186,998.0	3,101,795.2	499,918.6
Land use rights, net	261,858.6	368,042.9	365,749.2	359,084.9	371,932.2	59,944.6
Advances to suppliers to be utilized beyond one year	234,577.1	209,630.9	—	—	—	—
Total assets	5,880,345.8	9,176,399.3	8,372,320.3	10,611,225.1	19,087,636.4	3,076,368.6
Accounts payable – a related party	—	35,887.8	30,045.2	2,468.4	1,478.5	238.3
Accounts payable – third parties	355,011.7	340,998.6	1,347,327.0	1,765,268.3	3,147,731.8	507,322.3
Notes payable	571,522.2	909,830.6	1,149,136.5	1,411,994.1	2,452,443.8	395,262.2
Accrued payroll and welfare expenses	96,853.9	176,647.8	206,425.1	238,654.5	312,431.4	50,354.8
Advance from third party customers	164,956.9	85,524.0	121,031.2	147,583.3	423,088.5	68,189.5
Bonds payable and accrued interests	—	1,039,635.3	313,689.8	66,725.8	66,725.8	10,754.2
Short-term borrowings (including current portion of long-term borrowings)	1,171,776.3	2,200,032.1	2,245,630.8	1,974,593.9	2,606,866.5	420,150.6
Total current liabilities	2,941,912.9	5,642,586.6	6,238,443.5	7,237,114.3	10,523,364.6	1,696,058.5
Long-term borrowings	269,250.0	155,500.0	167,000.0	362,000.0	956,500.0	154,159.8
Convertible senior notes	—	387,777.2	483,581.7	—	1,540,398.6	248,267.2
Total liabilities	3,215,143.9	6,271,225.8	6,998,508.9	8,590,611.5	14,119,231.9	2,275,607.1
Series A redeemable convertible preferred shares	—	—	—	—	—	—
Series B redeemable convertible preferred shares	—	—	—	—	—	—
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	2,665,201.9	2,895,190.5	1,365,122.3	2,009,742.8	3,507,097.3	565,241.5
Non-controlling interests	—	9,983.1	8,689.1	10,870.8	25,721.9	4,145.6
Total liabilities and shareholders’ equity	5,880,345.8	9,176,399.3	8,372,320.3	10,611,225.1	19,087,636.4	3,076,368.6

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 10, 2015, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was 6.2082 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3043	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117

Period	Period End	Average(1)	Low	High
December	6.2046	6.1886	6.2256	6.1490
2015 (through April 10, 2015)	6.2082	6.2317	6.2741	6.1870
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 10, 2015)	6.2082	6.1989	6.2082	6.1930

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in 2011, a decrease in payment to solar power producers, in the form of FIT and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as FIT. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013, but rose again in 2014 as the price of solar modules decreased, reflecting a decrease in the minimum pricing threshold of solar modules in the European Union, and as solar power generation companies constructed more projects in anticipation of a downward adjustment in FIT policies in the United Kingdom. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations because of the changes in prices and FIT policies. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. As a result, the average selling price of our solar modules, which represented 91.8% of our total revenue in 2014, decreased from RMB4.3 per watt for 2012 to RMB3.8 per watt for 2013, and further decreased to RMB3.78 per watt (US$0.61 per watt) for 2014.

Any reduction in the price of solar modules will have a negative impact on our revenue and results of operations. As a result, we may not continue to be profitable on a quarterly or annual basis. For example, we experienced net losses in each quarter from the fourth quarter of 2011 to the first quarter of 2013. In addition, if demand for solar power projects and solar power products weakens in the future, our business and results of operations may be materially adversely affected.

The reduction, modification, delay or elimination of government subsidies and other economic incentives in solar energy industry may reduce the profitability of our business and materially adversely affect our business.

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives because the cost of solar energy currently exceeds, and we believe will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy. Examples of government sponsored financial incentives to promote solar energy include subsidies from the central and local governments, preferential tax rates and other incentives. The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns and other macro-economic factors. Moreover, government incentive programs are expected to gradually decrease in scope or be discontinued as solar power technology improves and becomes more affordable relative to other types of energy. Negative public or community response to solar energy projects could adversely affect the government support and approval of our business. Adverse changes in government regulations and policies relating to solar energy industry and their implementation, especially those relating to economic subsidies and incentives, could significantly reduce the profitability of our business and materially adversely affect the state of the industry.

We received government grants totaling RMB160.7 million, RMB70.9 million and RMB142.2 million (US$22.9 million) for 2012, 2013 and 2014, respectively, which included government grants for assets, our expansion of production scale, technology upgrades, the development of export markets and the development of solar power projects. In addition, our solar power projects generally receive FIT, part of which is subsidized by the PRC government. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods.

As substantially all of our operations are in the PRC and our solar power projects are located in the PRC, the policies and regulations adopted by the PRC government towards the solar energy industry are key to the continuing success of our business. In June 2014, the General Office of the State Council of the PRC government set a target of 100 GW of solar capacity by 2020. In March 2015, the National Energy Administration, or NEA, revised China’s 2015 solar electricity installation target upwards by 20% to 17.8 GW of capacity for ground-mounted projects and indicated that rooftop DG projects would no longer be subject to a quota. On April 2, 2015, the State Grid announced that 10.0 GW of solar power projects will be grid-connected every year until 2020. Pursuant to the relevant regulations, rooftop DG projects generally receive a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Ground-mounted projects, as well as rooftop DG projects that sell all electricity generated to the local grid companies, are entitled to FIT of RMB0.90 per kWh, RMB0.95 per kWh or RMB1.00 per kWh, depending on where the project is located (excluding on-grid solar power projects located in Tibet). Moreover, a solar power project that has obtained government approval on or after January 1, 2008 is fully exempted from PRC corporate income tax for three years starting from the year in which such project generates revenue from the sale of electricity, and is 50% exempted from PRC corporate income tax for another three years.

However, the subsidies, preferential tax treatment and other economic incentives provided by the PRC government are subject to uncertainty, and we cannot assure you that we will receive such benefits on schedule or that such benefits will not decrease or expire. For example, there have historically been significant delays in the listing of projects in the Subsidy Catalog. See “—Solar power projects can only receive central government subsidies after they are listed in the Subsidy Catalog.” We may also experience delays in subsidy payments due to changes in regulation or other reasons. For example, our Longchang project in Jinchang prefecture in Gansu Province has not yet been allocated the subsidy from the government for 2013, though it has been allocated a subsidy for 2014 by the local grid company in its annual subsidy budget. An economic downturn could impair the ability of the PRC central, provincial or local governments to maintain existing incentive programs or offer new incentive programs. Although regulatory support for solar power generation has increased in recent years, future government policies may not be as supportive. Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. New government regulations or utility policies pertaining to solar power projects may result in significant reductions in revenues or additional expenses for us. If local, provincial or national governments delay in providing economic incentives, our solar power projects may be less profitable. In addition, local or provincial governments may delay the implementation or fail to fully implement central government regulations, policies and initiatives. Some of the reductions may even apply retroactively to existing solar power projects, which could significantly reduce the economic benefits we receive from the existing solar power projects. Until the solar energy industry becomes commercially profitable without subsidies, a significant reduction in the scope of or the discontinuation of government incentive programs in the PRC or other jurisdictions that we may expand into, could delay payments for electricity sold and reduce the profitability of our solar power projects.

Besides the PRC, various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources, including certain countries in Europe, notably Italy, Germany, France, Belgium and Spain; certain countries in Asia, including Japan, India and South Korea; countries in North America, such as the United States and Canada; as well as Australia and South Africa. Examples of government-sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain and Canada. The German market represents a major portion of the world’s solar market due in large part to government policies that established high FIT rates. However, since 2010, the German government has introduced legislation to reduce the FIT program due to the strong growth of its domestic solar market. In 2009, the Spanish government continued reductions in the FIT as a result of its government’s spending cut backs, which resulted in a weakened solar market. In 2010, Italy also announced annual reductions to FIT beginning in 2011 in an effort to impede overheating of its solar market. In 2011 and 2012, several countries, including Germany, Italy, Spain, our three largest export markets, and certain other major markets for solar power and solar power products, such as Greece, France and Belgium, continued to reduce their FIT as well as other incentive measures.

In 2014, we generated 56.3% of our total revenue from overseas markets, and the United States, the United Kingdom and Chile, our three largest export markets, represented 17.7%, 12.7% and 5.8% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

We require a significant amount of cash to fund our operations and future business developments; if we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially adversely affected.

We require a significant amount of cash to fund our operations, including the development of solar power projects and payments to suppliers for our polysilicon feedstock. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, as well as our research and development activities in order to remain competitive.

Historically, China Development Bank and China Minsheng Bank have provided us with loans for our solar power project financing. As these loans are driven, in part, by policy considerations, to the extent that the government changes their position on the solar industry, the terms and availability of these loans may change. If we cannot obtain funding on commercially attractive terms from these banks or other banks going forward, we may have difficulty funding our projects. We cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable, which may make it difficult or impossible for us to execute our growth plans.

We had negative working capital as of December 31, 2014. Management believes that our current cash position, the cash expected to be generated from operations, the proceeds from our recent equity and debt offerings, and funds available from borrowings under our bank facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the 12 months following December 31, 2014.

Our ability to obtain external financing is subject to a number of uncertainties, including:

·	our future financial condition, results of operations and cash flow;

·	the general condition of the global equity and debt capital markets;

·	regulatory and government support, such as subsidies, tax credits and other incentives;

·	the continued confidence of banks and other financial institutions in our company and the solar power industry;

·	economic, political and other conditions in the PRC and elsewhere; and

·	our ability to comply with any financial covenants under the debt financing.

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

Our average module selling price decreased from RMB4.3 per watt for 2012 to RMB3.8 per watt for 2013 and RMB3.8 per watt (US$0.61 per watt) for 2014. Continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar cells and modules, including our products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices, or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. Since the first half of 2010, as a result of the growth of newly available polysilicon manufacturing capacity worldwide, there has been an increased supply of polysilicon, which has driven down its price and the price of its downstream products. Since the second half of 2011, the prices of polysilicon and silicon wafers further fell significantly. As the polysilicon raw materials became more accessible to producers, the global production and supply of solar cell and module products has experienced considerable growth, which has imposed substantial downward pressure on the price of solar module products, including our solar module products. From 2011 to 2012, the prices of solar products declined, and prices began to stabilize in the first half of 2013.

We expect that the prices of virgin polysilicon feedstock may continue to be subject to volatility, making our procurement planning challenging. For example, if we refrain from entering into fixed-price, long-term supply contracts, we may miss the opportunities to secure long-term supplies of virgin polysilicon at favorable prices if the spot market price of virgin polysilicon increases significantly in the future. On the other hand, if we enter into more fixed-price, long-term supply contracts, we may not be able to renegotiate or otherwise adjust the purchase prices under such long-term supply contracts if the spot market price declines. As a result, our cost of silicon raw materials could be higher than that of our competitors who source their supply of silicon raw materials through floating-price arrangements or spot market purchases. To the extent we may not be able to fully pass on higher costs and expenses to our customers, our profit margins, results of operations and financial condition may be materially adversely affected.

We may not be able to obtain sufficient silicon raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

In 2012, 2013 and 2014, our five largest suppliers accounted for approximately 63.2%, 62.1% and 52.8%, respectively, of our total silicon purchases by value. In 2014, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.0% of our total silicon purchases by value. In 2013, two of our suppliers individually accounted for more than 10% and our largest supplier accounted for 24.2% of our total silicon purchases by value. In 2012, four of our suppliers individually accounted for more than 10% and our largest supplier accounted for 20.5% of our total silicon purchases by value.

Although the global supply of polysilicon has increased significantly, we may experience interruption to our supply of silicon raw materials or late delivery in the future for the following reasons, among others:

·	suppliers under our silicon material supply contracts may delay deliveries for a significant period of time without incurring penalties;

·	our virgin polysilicon suppliers may not be able to meet our production needs consistently or on a timely basis;

·	compared with us, some of our competitors who also purchase virgin polysilicon from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and

·	our supply of silicon raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment.

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

In 2012, 2013 and 2014, sales to our top five customers represented 18.3%, 30.3% and 17.2% of our total revenue, respectively. In 2014, our largest customer accounted for 4.4% of our total revenue. In 2013, our largest customer accounted for 10.7% of our total revenue. In 2012, no customer generated sales that individually exceeded 10% of our total revenue. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

We manufacture a majority of our products in two locations in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

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

The distance between Shangrao and Haining is approximately 410 kilometers and the two cities are connected by roads and railway. The constant long-distance transportation of a large volume of our silicon wafers and solar cells may expose us to various risks, including (i) increases in transportation costs, (ii) loss of our silicon wafers or solar cells as a result of any accidents that may occur in the transportation process; (iii) delays in the transportation of our silicon wafers or solar cells as a result of any severe weather conditions, natural disasters or other conditions adversely affecting road traffic between Haining and Shangrao; and (iv) disruptions to our production of solar cells and solar modules as a result of delays in the transportation of our silicon wafers and solar cells. Any of these risks could have a material adverse effect on our business and results of operations.

Prepayment arrangements to suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2014, we had approximately RMB80.9 million (US$13.0 million) of advances to suppliers. We generally do not receive collateral to secure such payments for these contracts and the collateral we received are deeply subordinated and shared with all other customers and other senior lenders of the supplier.

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

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the prices of silicon raw materials and solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB332.3 million, RMB163.7 million and RMB75.9 million (US$12.2 million) in 2012, 2013 and 2014, respectively. If the prices of silicon materials and solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Increases in electricity costs or a shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. Electricity prices in China have increased in the past few years and are expected to continue to increase in the future. Our average per kilowatt-hour, or kWh, electricity prices were RMB0.734, RMB0.700 and RMB0.681 (US$0.11) in 2012, 2013 and 2014, respectively. Our electricity costs may become substantially higher than our competitors, which could diminish our competitive advantage and adversely affect our business, financial condition and results of operations. Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. We cannot assure you that there will not be disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Increases in electricity costs, shortages or disruptions in electricity supply may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

We face intense competition in solar power product markets and solar power projects. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially adversely affected.

The markets for solar power products are intensely competitive. We compete with manufacturers of solar power products such as Trina Solar Ltd., or Trina, Yingli Green Energy Holding Co., Ltd., or Yingli Green Energy, Canadian Solar Inc. and JA Solar Holdings Co., Ltd, or JA Solar, in a continuously evolving market. Recently, some downstream manufacturers have also built out or expanded their silicon wafer or solar cell production operations. Some of these competitors are also our customers and suppliers.

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

We may also face extensive competition in developing solar power projects and providing solar system integration services from competitors such as Shunfeng, Aikang and state-owned power generation companies. Some of our potential competitors in that market may have a longer history, more extensive experience in this industry, greater financial and other resources, stronger brand recognition, stronger relationships with customers and greater economies of scale than we do. Moreover, the key barriers to entry into the solar power generation and system integration business at present consist of availability of financing, availability of experienced technicians and executives who are familiar with the industry. If these barriers disappear or become more easily surmountable, new competitors may successfully enter into the market, resulting in the loss of our market share and increased price competition, which could adversely affect our operating and net margins.

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

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as solar cells with higher conversion efficiency and larger and thinner silicon wafers and solar cells. Other companies may develop production technologies that enable them to produce silicon wafers, solar cells and solar modules with higher conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than crystalline silicon wafers and solar cells, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar power products and may render our products obsolete. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry, and effectively compete in the future. Our failure to further refine and enhance our products and processes or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could materially adversely reduce our market share and affect our results of operations.

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

We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts. Our reliance on equipment and spare parts suppliers may also expose us to potential risks.

We transact with a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our silicon ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen print machine. In 2014, our top three equipment suppliers included Wuxi Autowell Technology Co. Ltd, Yingkou Jinchen Machinery Co. Ltd and Shanxi Hermaion Solar Co. Ltd. These suppliers have supplied 28.8% of our current principal equipment and spare parts. We have entered into purchase agreements for purchasing additional manufacturing equipment. As we have shifted our focus from capacity expansion to improving efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges or forfeiture of prepayments. For example, we made a prepayment of RMB44.2 million to Miyamoto for the purchase of equipment for capacity expansion. As we were focusing on improving our efficiency, we did not place any purchase orders for equipment from Miyamoto in 2012 and we made a provision of RMB44.2 million in 2012 for the balance of our prepayments. We have entered into a purchase agreement with Miyamoto in 2014 and will resume purchasing equipment.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, shifted from demanding advance payments towards increasing credit sales and providing longer credit terms to both existing and new customers. Starting from the third quarter of 2011, we began to offer new customers credit terms of 60 to 120 days as well as extend similar credit terms to certain existing customers under new contracts. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. The increased use of credit sales and the longer credit terms have led to increased accounts receivable turnover and bad debt risks. Our accounts receivable turnover were 156 days, 114 days and 102 days in 2012, 2013 and 2014, respectively. In particular, in 2012, 2013 and 2014, our accounts receivable turnover in the United States were 37 days, 45 days and 34 days, respectively, our accounts receivable turnover in South Africa were nil, 50 days and 81 days, respectively, and our accounts receivable turnover in China were 119 days, 131 days and 146 days, respectively. Correspondingly, we recorded provisions for accounts receivable of RMB673.7 million, RMB446.0 million and RMB428.6 million (US$69.1 million) as of December 31, 2012, 2013 and 2014, respectively. We had reversal of bad debt provisions of RMB308.2 million and RMB161.4 million (US$26.0 million) for 2013 and 2014 as a result of the subsequent cash collection of long-aged accounts receivable.

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

We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks our ability to expand our business abroad may be restricted.

We commenced export sales in May 2008 when we exported a small portion of our products to Hong Kong, and have since continued to increase export sales. In 2012, 2013 and 2014, we generated 54.5%, 51.1% and 56.3%, respectively, of our total revenue from export sales and 54.9%, 51.3% and 56.4%, respectively, of our total revenue were denominated in foreign currencies, including U.S. dollars and Euros. We also have manufacturing facilities in South Africa, Portugal and Malaysia. We plan to continue to increase sales outside China and expand our customer base overseas. However, the marketing, distribution and sale of our products in export markets may expose us to a number of risks, including those associated with:

·	fluctuations in currency exchange rates;

·	costs associated with understanding local markets and trends;

·	marketing and distribution costs;

·	customer services and support costs;

·	risk management and internal control structures for our overseas operations;

·	compliance with the different commercial, environmental and legal requirements;

·	obtaining or maintaining certifications for our products or services;

·	maintaining our reputation as an environmentally friendly enterprise for our products or services;

·	obtaining, maintaining or enforcing intellectual property rights;

·	changes in prevailing economic conditions and regulatory requirements;

·	transportation and freight costs;

·	employing and retaining sales personnel who are knowledgeable about, and can function effectively in, export markets;

·	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

·	challenges due to our unfamiliarity with local laws, regulation and policies, our absence of significant operating experience in local market, increased cost associated with establishment of overseas subsidiaries and maintaining a multi-national organizational structure; and

·	other various risks that are beyond our control.

We derive a significant amount of revenue from our exports to foreign markets, increasing the risk that any unfavorable trade policies in foreign markets could affect the sale of our products. As our manufacturing bases are located in China, we may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. For example, in 2012, we became subject to anti-dumping and countervailing (i.e., anti-subsidy) duties imposed by the U.S. government; in 2013, we became subject to annual import quotas imposed by the European Commission; in 2014, we became subject to new anti-dumping and countervailing duties imposed by the U.S. government; and we may be subject to new anti-dumping and countervailing duties imposed by the Canadian government. See “—We are subject to anti-dumping and countervailing duties imposed by the U.S. government and quotas imposed by the European Union.” Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.

We are subject to anti-dumping and countervailing duties imposed by the U.S. government and quotas imposed by the European Union.

Our direct sales to the U.S. market accounted for 2.8%, 5.9% and 17.7% of our total revenue in 2012, 2013 and 2014, respectively.

In 2011, solar panel manufacturing companies in the United States led by SolarWorld Industries America Inc., filed a broad trade case with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the antidumping duty and countervailing duty investigation into the accusations (the “Investigation”). On December 7, 2012, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into US of the crystalline silicon photovoltaic cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us are 13.94% (for dumping margin) and 15.24% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce.

On January 23, 2014, the U.S. Department of Commerce announced that it launched the new antidumping duty and countervailing duty investigation into these new accusations (the “New Investigation”). On June 3, 2014 and July 25, 2014, the U.S. Department of Commerce respectively announced its affirmative preliminary determination in the New Investigations, in accordance with which the following subject merchandise is subject to the New Investigations:

The modules, laminates and/or panels assembled in China consisting of crystalline silicon photovoltaic cells that are completed or partially manufactured within a customs territory other than China, using ingots that are manufactured in China, wafers that are manufactured in China, or cells where the manufacturing process begins in China and is completed outside China.

The above subject merchandise was adjusted in the final determination made by U.S. Department of Commerce. According to the final determination, the final subject merchandise should be as follows:

The modules, laminates and/or panels assembled in China consisting of crystalline silicon photovoltaic cells produced in a customs territory other than China.

In February 18, 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the final cash deposits are required to pay on import into US of above subject merchandise. The announced cash deposit rates applicable to us are 65.36% (for dumping margin) and 38.43% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce.

Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We made provisions of RMB12.9 million (US$2.1 million) for preliminary U.S. countervailing and anti-dumping duties in 2014.

Our direct sales to the European market accounted for 48.0%, 18.2% and 15.6% of our total revenue in 2012, 2013 and 2014, respectively. On June 6, 2013, the European Union imposed provisional anti-dumping duty on the solar panels originating in or consigned from China, including JinkoSolar’s products, at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%.

On July 27, 2013, the European Union and Chinese trade negotiators announced that a price undertaking has been reached pursuant to which Chinese manufacturers, including JinkoSolar, would limit their exports of solar panels to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013. The China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME, is responsible for allocating the quota among Chinese export producers, and JinkoSolar has been allocated a portion of the quota. Solar panels imported exceeding the annual quota will be subject to anti-dumping duties. On December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers, including JinkoSolar, with CCCME in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties.

The European Union is one of the most important markets for solar products. Anti-dumping, countervailing duties or both imposed on imports of our products into the European Union could materially adversely affect our affiliated European Union import operations, increase our cost of selling into the European Union, and adversely affect our European Union export sales.

Imposition of anti-dumping and countervailing orders in one or more markets may result in additional costs to us, our customers or both, which could materially adversely affect our business, financial condition, results of operations and future prospects.

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

On October 11, 2011, JinkoSolar, along with our directors and officers at the time of our initial public offering, or the Individual Defendants, and the underwriters of our initial public offering were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.). In an amended complaint filed on June 1, 2012, the plaintiff, representing a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 22, 2011, inclusive, alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The amended complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. On January 22, 2013, the District Court issued a Memorandum and Order dismissing the amended complaint as against all defendants. The plaintiff appealed the District Court’s Order to the United States Court of Appeals for the Second Circuit, which issued an order on July 31, 2014 vacating the District Court’s Order and remanding the case to the District Court for further proceedings. Defendants filed a further motion to dismiss the amended complaint, which remains pending before the District court. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

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

Our future success depends in part on our ability to expand our business into the downstream solar power generation markets. Any failure to successfully implement this strategy could have a material adverse effect on our growth, business prospects and results of operations in future periods.

We have been expanding our business downstream into the solar power generation market domestically. These expansion plans may include investments in downstream companies and joint ventures and alliances with third parties for balance of system technologies, engineering, procurement and construction services, and related financing needs. These plans may require significant capital expenditures, which could be used in pursuit of other opportunities and investments. Additionally, our experience in the solar power products manufacturing industry may not be as relevant or applicable downstream. We may also face intense competition from companies with greater experience or established presence in the targeted downstream markets or competition from our industry peers with similar expansion plans. Furthermore, we may not be able to manage or control entities which we invest in or provide adequate resources to such entities to maximize the return on our investments. We may also consider acquisitions of existing downstream players, in which we may face difficulties related to the integration of the operations and personnel of acquired businesses and the division of resources between our existing and acquired downstream operations.

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

Solar power projects can only receive central government subsidies after they are listed in the Subsidy Catalog.

Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog. In order to be listed in the Subsidy Catalog, ground-mounted projects submit applications to the relevant provincial authorities; and rooftop DG projects submit applications to the local grid companies in the area where the projects are located. After preliminary review of the applications, the relevant provincial authorities and the local grid companies will report to the Ministry of Finance, or MOF, NDRC, and NEA.

The MOF, NDRC and NEA will review the applications for all solar power projects and decide whether to list the projects in the Subsidy Catalog. In 2013, these agencies instituted a number of measures to standardize the approval process and the settlement of subsidies, but there have been significant delays in the listing of projects in the Subsidy Catalog, even after electricity has been sold to the power grid, which has delayed the payment of the government subsidy portion of our revenues. As of the date of this annual report, the most recent Subsidy Catalog released on August 21, 2014 included all of our projects that were connected to the power grid up to August 2013, and we still await receipt of the subsidies for projects connected after August 2013. As of December 31, 2014, we had RMB150.7 million (US$24.3 million) in accounts receivable, representing unpaid subsidies to be paid after listing in the Subsidy Catalog. If we cannot receive subsidies for our projects as expected, our cash flow and financial condition may be materially adversely affected.

Local grid companies may reduce the electricity they purchase from us, which may cause our revenues to decline.

Although the local grid companies are obliged to purchase all the electricity generated by us, they may adjust the amount of electricity they purchase from us as result of constraints on grid connection capacity. If this happens, our revenues will be negatively impacted. Although the State Grid has made significant investments to build a network of ultra-high voltage, or UHV, transmission infrastructure across the country, grid capacity is expected to continue to be constrained, and our projects may be affected by limits in grid capacity in the near future. For example, our project in Longchang, Gansu with attributable capacity of 20 MW has been curtailed since 2014, resulting in the project being utilized at average rate of 58% of its installed capacity in 2014. We believe our project with an attributable capacity of 56 MW in Jinchang, Gansu, in which we are a minority shareholder, also suffered significant curtailment since 2014. Although the NDRC and NEA issued a directive opinion on March 20, 2015, which emphasizes that the competent provincial authorities must strengthen the implementation of the provisions with regard to the purchase of the full amount of electricity generated by renewable energy and avoid any curtailment of solar power projects, we expect that curtailment may continue to affect solar power projects in regions where the supply of energy exceeds local demands, such as Gansu. Although we believe that we have selected geographic regions that are less likely to experience curtailment, and we are diversified geographically to reduce the impact of potential curtailment, additional projects may be curtailed and unable to operate at its full capacity, which may materially adversely affect our business, financial condition and result of operation.

We may not be able to enter into additional investment agreements and secure or develop additional solar power projects to grow our project portfolio.

Our current business strategy includes plans to further increase the number of solar power projects we own and operate. We typically enter into investment agreements for each of our solar power projects with local government bodies prior to obtaining permits and beginning construction of solar power projects. As a general practice, the provincial governments have allocated such local government bodies a quota that they can allocate and sign under investment agreements. We believe that negotiating and signing the investment agreement is a significant project development milestone for successful project development. Government bodies who are counterparties to the investment agreements selected us based on, among other things, our technical and engineering expertise, financing capabilities and track record. Whether or not we can secure an investment agreement is subject to the discretion of government bodies and may be influenced by factors beyond our control, such as market conditions and the quota allocated to the local governments by the provincial governments. It is difficult to predict whether and when we will secure additional opportunities to develop new solar power projects in the PRC. Any increase in competition for the limited number of solar power projects or the reduction or elimination of solar power project quota could have a significant adverse impact on our project portfolio and market share.

Further, terms of the investment agreements may not be final and enforceable and are subject to changes and modifications. As the investment agreements are preliminary in nature, we expect that a significant number of them will not be completed as originally agreed, and as a result, our project pipeline is subject to uncertainty. If we cannot complete the investment agreement, it will be terminated, with limited continuing obligations to both sides. However, our termination of the agreement may damage our reputation with the government bodies and increase the difficulty of pursuing projects. In addition, if the government bodies terminate the agreement with us, we will have limited recourse. Although the government bodies have historically not terminated the investment agreements with us, there is no assurance that they would not do so in the future.

We may also have difficulties expanding our solar power project portfolio in light of unexpected difficulties when developing solar power projects. See “ — We may encounter unexpected difficulties when developing solar power projects, which could increase our costs, impair our ability to recover our investments and have a material adverse effect on our business, financial condition and results of operations.”

We may encounter unexpected difficulties when developing solar power projects, which could increase our costs, impair our ability to recover our investments and have a material adverse effect on our business, financial condition and results of operations.

The development and construction of solar power projects involve numerous risks and uncertainties. We may be required to spend significant amounts of money in order to successfully develop and construct solar power projects. Success in developing and constructing a particular project is contingent upon, among other things:

·	establishing relationships with local government bodies;

·	securing investment agreements or development rights;

·	securing suitable project sites, including obtaining necessary rights of way, and satisfactory land rights or leases for the appropriate locations with proximity to the power grid with sufficient grid capacity and adequate solar irradiation;

·	negotiating satisfactory leases, land use or access rights;

·	negotiating and receiving required permits and approvals for project development from government bodies on schedule;

·	completing all required regulatory and administrative procedures needed to obtain permits and agreements;

·	procuring rights to interconnect the solar power project to the power grid or to transmit energy;

·	negotiating favorable payment terms with components and services suppliers;

·	signing PPAs or other arrangements that are commercially acceptable;

·	obtaining construction financing, including debt financing and equity contribution from us to our project companies; and

·	satisfactorily completing construction on schedule within budget.

Our ability to complete solar power projects may be adversely affected by numerous factors, including without limitation:

·	unanticipated changes in project plans or defective or delayed execution;

·	uncertainty in obtaining and maintaining governmental permits, licenses and approvals required by existing laws and regulations or additional regulatory requirements not previously anticipated;

·	changes in government policies, for example, the institution of a competitive bidding process to allocate project rights;

·	uncertainty in the timing of grid connection;

·	the inability to procure adequate financing with acceptable terms;

·	unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

·	labor, components and materials supply delays, shortages or disruptions, or work stoppages;

·	adverse weather, environmental and geological conditions, force majeure and other events out of our control; and

·	cost over-runs, due to any one or more of the foregoing factors.

Accordingly, some of our solar power projects under development may not be completed or even start construction. If a sufficient number of projects are not completed on schedule or at all, we may not benefit from the FIT our solar power projects are otherwise entitled to, and our business, financial condition and results of operations could be materially adversely affected.

We may not be able to identify suitable additional solar power project sites and obtain related land use rights or leases to expand our solar power generation business.

There is intense competition for a limited number of project sites appropriate for solar power projects. As the downstream solar power market in China continues to evolve, the number of attractive project sites available has decreased and will continue to decrease.

Even if we sign investment agreements, we may not be able to find and secure the use rights to suitable project sites for the relevant projects. We generally obtain land use rights for our ground-mounted projects through land use right granting or assignment by the government, or leasing from the land use right owners; and obtain the access and use rights for our rooftop DG projects through leasing from the roof top owners. Our rights to the properties used for our solar power projects may be challenged by property owners or other third parties, in case of any disputes over the ownership or lease of the properties. It is critical to guarantee and maintain our land use right on the land parcel and access and use right on the roof top during the life cycle of solar power projects. In case the relevant lease agreement were determined null and void by the competent authorities or our land use right and access and use right on roof top were recouped by the government, our solar power projects may be forced to cease operation and our results of operation, financial condition will be materially adversely affected.

We require large and flat land parcels for our utility-scale solar power projects. Also, it is crucial to have a land parcel close to the grid connection point for our ground-mounted projects in order to control the cost for the construction of transmission line and avoid the electricity transmission loss. However, it is increasingly difficult to secure large, flat land parcels close to the transmission line in China. Once we have identified a suitable site, our ability to obtain requisite land use rights or access and use rights to the roof top is subject to growing competition from other solar energy producers that may have better access to local government support, financial or other resources to locate and obtain rights of such sites. Our competitors may impede our development efforts by acquiring control of all or a portion of a solar site we seek to develop. If we were unable to find or obtain use rights for suitable solar power project sites, our ability to develop new solar power projects on a timely basis might be harmed, which could have a material adverse effect on our business, financial condition and results of operations.

Our ability to transmit and sell the electricity generated from our solar power projects relies on the State Grid, especially, the grid connection and dispatch agreements and PPAs with local grid companies.

Before constructing a solar power project, we have to obtain the relevant local grid company’s preliminary consent on our grid connection application and the final approval on the grid connection plan in order to connect our solar power projects to their power grids.

The State Grid purchases substantially all of the electricity we generate. Our future success will depend, in part, on our ability to renew our grid connection and dispatch agreements and PPAs on satisfactory terms. Our grid connection and dispatch agreements generally have terms of one to five years and our PPAs generally have terms of one to six years. The grid connection and dispatch agreements are, in practice, automatically renewed. The PPAs are subject to renewal by the parties when original terms expire. The PPAs may be terminated by the local grid companies if we cannot produce electricity normally for 30 to 90 days for reasons solely attributed to us. However, all solar projects approved by the NDRC are eligible to receive an attractive fixed FIT for 20 years in principle and we expect our solar power projects to be long-term contracted assets. If we are unable to renew the agreements upon expiration, we may not be able to replace them with agreements with equivalent terms and conditions, or at all, or we may experience significant delays or costs related to securing replacements. If we are unable to agree with the local grid company on a new grid connection and dispatch agreement or PPA, the affected solar power project may temporarily or permanently cease operations, and we may not be able to operate the project beyond the initial term of the PPA. Although the local grid companies are required under PRC laws to purchase all electricity generated by renewable energy producers within its coverage area, if, for any reason, the local grid companies are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of electricity delivered thereunder or otherwise terminate such agreements prior to the expiration thereof, our business, financial condition, results of operations and cash flow could be materially adversely affected.

If the power grid to which one or more of our solar power projects is connected becomes partially or fully inoperable due to maintenance or unexpected interruptions, the affected project will not be able to transmit electricity to the power grid during that time. We expect power grids to be inoperable for ten days or more per year due to regular maintenance work. The local grid companies will not usually compensate electricity generation companies for lost income due to down time. Although none of the power grids that we have been connected to have been rendered inoperable for significant periods of time, there is no assurance that the power grids will continue to function without any issues.

Any decrease in the desulphurized coal benchmark electricity prices will negatively affect the total electricity price that our rooftop DG projects are entitled to.

We have 21 MW of rooftop DG projects in operation and expect to grid-connect an additional 50 MW within the next twelve months as of December 31, 2014. Pursuant to the relevant regulations, our rooftop DG projects (excluding those from which all electricity generated are connected to the power grid and sold to local grid companies) generally receive a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. The desulphurized coal benchmark electricity price in China has fluctuated in the past and ranged from RMB0.25 per kWh to RMB0.49 per kWh in 2014. Changes in energy consumption, energy supply, government regulation, technological developments and the price of natural resources could significantly affect the price of energy. If the desulphurized coal benchmark electricity price decreases substantially, our rooftop DG projects (excluding those from which all electricity generated are connected to the power grid and sold to local grid companies) will generate less revenue, which may materially adversely affect our business, results of operation and financial condition.

We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.

We may continue to grow our operations through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the solar power industry value chain in the future. Such acquisitions, participation in joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management resources. For example, beginning on January 16, 2014, we began operating the restructured manufacturing assets of Topoint under an operating lease agreement, including 500 MW capacity for silicon wafers, 500 MW for PV cells and 100 MW for PV modules. Topoint is a high-tech PV manufacturer with production and research and development facilities in the Huangwan Industry Park in Haining, Zhejiang Province. We intended to take ownership of Topoint and continued to operate the manufacturing assets after the reorganization, but the transaction was terminated in 2014. Our acquisitions may expose us to the following risks:

·	There may be unforeseen risks relating to the target’s business and operations or liabilities of the target that were not discovered by us through our legal and business due diligence prior to such acquisition. Such undetected risks and liabilities could have a material adverse effect on our business and results of operations in the future.

·	There is no assurance that we will be able to maintain relationships with previous customers of the target, or develop new customer relationships in the future. Loss of our existing customers or failure to establish relationships with new customers could have a material adverse effect on our business and results of operations.

·	Acquisitions will generally divert a significant portion of our management and financial resources from our existing business and the integration of the target’s operations with our existing operations has required, and will continue to require, significant management and financial resources, potentially straining our ability to finance and manage our existing operations.

·	There is no assurance that the expected synergies or other benefits from any acquisition or joint venture investment will actually materialize. If we are not successful in the integration of a target’s operations, or are otherwise not successful in the operation of a target’s business, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.

·	Acquisition or participation in new joint venture or strategic alliance may involve us in the management of operation in which we do not possess extensive expertise.

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

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2014, we had approximately RMB2,606 million (US$420 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB956 million (US$154 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost).

In addition, we have substantial repayment obligations under the debt securities we issued. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125 million due 2016, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A of the Securities Act. On December 5, 2011, we repurchased an aggregate principal amount of US$2.0 million of such notes for a total consideration of RMB5.2 million. As of the date of this annual report, our convertible senior notes with principal amount of US$123.0 million are outstanding. On January 29, 2013, Jiangxi Jinko issued six-year bonds with a principal amount of RMB800.0 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360 million with a term of 15 years with China Development Bank to develop PV projects, which we fully drew down on April 3, 2013. On January 6, 2014, we entered into loan facilities for an aggregate principal amount of RMB400 million (US$66.1 million) with a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance of Regulation S of the Securities Act. In light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to meet our payment obligations. In July 2014, the Company entered into a five-year RMB1.0 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. In November 2014, the Company signed a US$20.0 million two-year credit agreement with Wells Fargo Bank, National Association, or Wells Fargo. Borrowings under the new credit agreement will be used to support JinkoSolar US’s working capital and business operations.

This level of debt and the imminent repayment of our notes and other bank borrowings could have significant consequences on our operations, including:

·	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations, and limiting our ability to obtain additional financing;

·	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

·	potentially increasing the cost of any additional financing.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt.

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2014, RMB948.5 million (US$152.9 million) of our long-term borrowings (including project-level indebtedness) bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by People’s Bank of China, or PBOC. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt.

We may also incur gain or loss in relation to our change in the fair value of our financial instruments. For example, in 2014, we had net gain from a change in fair value of convertible senior notes and capped call options of RMB64.1 million (US$10.3 million). The change in fair value of financial instruments may fluctuate significantly from period to period due to factors that are largely beyond our control, and may result in us recording substantial gains or losses as a result of such changes. As a result of the foregoing, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Our failure to maintain sufficient collateral under certain pledge contracts for our short-term bank loans may materially adversely affect our financial condition and results of operations.

As of December 31, 2014, we had short-term bank borrowings of RMB1,193.1 million (US$192.3 million), excluding the current portion of long-term bank borrowings, secured by certain of our inventory with net book value of RMB200.4 million (US$32.3 million) and land use rights, property, plant and equipment with total net book value of RMB2,044.3 million (US$329.5 million). Although the net book value of the inventory as of December 31, 2014 exceeded the amount of the pledge required, we cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory and negotiate with us to apply the proceeds from the auction or sale to the repayment of the underlying loan. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially adversely affected.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2014 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our solar modules are typically sold with a 10-year warranty for material and workmanship and a 25-year linear power output warranty against the maximum degradation of the actual power output for each year after the warranty start date. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module. As we continue to increase our sales to the major export markets, we may be exposed to increased warranty claims.

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

If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. In addition, product defects could cause significant damage to our market reputation and reduce our product sales and market share, and our failure to maintain the consistency and quality throughout our production process could result in substandard quality or performance of our products. If we deliver our products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with returns or replacements of our products, our credibility and market reputation could be harmed and our sales and market share may be materially adversely affected.

Fluctuations in exchange rates could adversely affect our results of operations.

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our export sales represented 54.5%, 51.1% and 56.3% of our total revenue in 2012, 2013 and 2014, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred foreign-exchange losses of approximately RMB36.5 million, RMB38.5 million and RMB147.1 million (US$23.7 million), in 2012, 2013 and 2014, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Our consolidated financial statements are expressed in Renminbi. The functional currency of our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, is also Renminbi. To the extent we hold assets denominated in Euros or U.S. dollars, any appreciation of Renminbi against the Euro or U.S. dollar could reduce the value of our Euro-or U.S. dollar-denominated consolidated assets. On the other hand, if we decide to convert our Renminbi amounts into Euros or U.S. dollars for business purposes, including foreign debt service, a decline in the value of Renminbi against the Euro or U.S. dollar would reduce the Euro or U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

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

Our operating history may not be a reliable predictor of our prospects and future results of operations.

We commenced processing recoverable silicon materials in June 2006, and manufacturing silicon ingots and silicon wafers in 2007 and 2008, respectively. We commenced producing solar cells in July 2009 following our acquisition of Zhejiang Jinko, which has manufactured solar cells since June 2007, and we commenced producing solar modules in August 2009. We commenced our solar power generation and solar system integration service business in late 2011.

Although our revenue experienced significant growth in the past, we cannot assure you that our revenue will increase at previous rates or at all, or that we will be able to continue to operate profitably in future periods. We also experienced net losses in each quarter from the fourth quarter of 2011 to the first quarter of 2013. Our operating history may not be a reliable predictor of our future results of operations, and past revenue growth experienced by us should not be taken as indicative of the rate of revenue growth, if any, that can be expected in the future. We believe that period to period comparisons of our operating results and our results for any period should not be relied upon as an indication of future performance.

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

Our founders collectively have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially owned approximately 16.2%, 9.7% and 4.9%, respectively, or approximately 30.7% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into electricity generating systems, it is possible that users could be injured or killed by devices that use our products, whether as a result of product malfunctions, defects, improper installations or other causes. Due to our limited operating history, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. We carry limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, we do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared with that offered in many other countries. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially adversely affect our business, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

As of the date of annual report, share options with respect to 9,325,122 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan, and there are 5,734,742 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of annual report, share options with respect to 10,117,980 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan, and there are 10,117,980 ordinary shares issuable upon the exercise of outstanding options granted under the plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had 130 patents and 156 pending patent applications in China. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

Our success depends on our ability to use and develop our technology and know-how, and to manufacture and sell our recovered silicon materials, silicon ingots, silicon wafers, solar cells and solar modules, develop solar power projects or otherwise operate our business in the solar industry without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, as well as our ability to maintain a skilled labor force. Our business may be materially adversely affected if we lose their services.

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

Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians familiar with our products and manufacturing processes, is vital to maintain the quality of our products and improve our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially adversely affected.

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

Moreover, we are required to obtain construction permits before commencing constructing production facilities. We are also required to obtain the approvals from PRC environmental protection authorities before commencing commercial operations of our manufacturing facilities. We commenced construction of a portion of our solar cell and solar module production facilities and solar power generation plants prior to obtaining the construction permits and commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure. Although we have subsequently obtained all required environmental approvals covering all of our existing production capacity except a portion of our solar cell and solar module production capacity, we cannot assure you that we will not be penalized by the relevant government authorities for our non-compliance with the PRC environmental protection, safe production and construction regulations.

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

Risks Related to Doing Business in China

We may fail to comply with laws and regulations regarding the development, construction and operation of solar power projects and PV production projects in China.

The development, construction and operation of solar power projects and PV production projects are highly regulated activities. Our operations in China are governed by different laws and regulations, including national and local regulations relating to urban and rural planning , building codes, safety, environmental protection, fire control, utility transmission, engineering and metering and related matters.

Historically, the establishment of a solar power project is subject to the approval of the NDRC or its local branches, pursuant to the Administrative Provisions on Generation of Electricity by Renewable Energy Resources promulgated by the NDRC on January 5, 2006.

Pursuant to the Provisions on the Administration of Electric Power Business Permit, which became effective on December 1, 2005, solar power projects are required to obtain the electric power business permits specifically for power generation from the State Electricity Regulatory Commission, or the SERC. Pursuant to the Interim Measures for the Administration of Distributed Electricity Generation, promulgated by the NDRC on July 18, 2013, the DG projects are exempted from the requirement to obtain electric power business permits.

Pursuant to the Interim Measures for the Administration of Solar Power Projects, promulgated by the NEA on August 29, 2013, solar power projects are subject to filings with the provincial NDRC. Such filing is subject to the national development plan for solar power generation, the regional scale index and implementation plan of the year as promulgated by the competent national energy authority and a pre-condition for connecting to power grid.

Pursuant to the Interim Measures for the Administration of Distributed Generation Projects, or the Distributed PV Interim Measures, promulgated by the NEA on November 18, 2013, DG projects are subject to filings with the provincial or regional NDRC. Such filing is subject to State Council’s rules for administration of investment projects and the regional scale index and implementation plan of the year as promulgated by the competent national energy authority. DG projects in the regional scale index of the year that are not completed or put into operation within two years from their respective filing date must be cancelled and disqualified to receive national subsidies. The Distributed PV Interim Measures also provide that the filing procedures should be simplified and the electric power business permit and permits in relation to land planning, environmental impact review, energy saving evaluation and other supporting documents may be waived. Detailed requirements of the filing are also subject to local regulations, and the effects of the Distributed PV Interim Measures on our business are yet to be evaluated.

Pursuant to the Standard Conditions of Photovoltaic Production Industry, or the Photovoltaic Production Rule, promulgated by the MIIT on September 16, 2013 and effective October 16, 2013, the minimum proportion of capital funds contributed by the producer for newly built, renovation and expansion PV production projects shall be 20%. The Photovoltaic Production Rule also provides, among other matters, requirements in relation to the production scale, cell efficiency, energy consumption and operational life span of various PV products.

Pursuant to the Circular on Regulating the Investment and Development Order of PV Power Stations, promulgated by the NEC on October 28, 2014, the filings of solar power projects will be automatically invalidated if the construction of solar power projects has not commenced prior to the expiration of such filings and no application for extension has been made.

Our failure to obtain the required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations. Any new government regulations pertaining to solar power projects may result in significant additional expenses to the development, construction and operation of solar power projects and, as a result, could cause a significant reduction in demand for our solar power projects and services. Currently, some of our project companies in the PRC have not obtained electric power business permits due to the delay in the governmental review or approval process. Failure to secure such permits may lead to monetary damages, fines or even criminal penalties.

We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with laws and regulations where we develop, construct and operate solar power projects may materially adversely affect our business, financial condition and results of operations.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we may have difficulties complying with the requirements of the Securities Exchange Act of 1934.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The Big Four PRC-based accounting firms appealed the administrative law judge’s initial decision to the SEC. The administrative law judge’s decision does not take effect unless and until it is endorsed by the SEC.

In February 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to PRC firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NYSE or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The approval of the PRC Ministry of Commerce, or MOFCOM, for or in connection with our corporate restructuring in 2007 and 2008 may be subject to revocation, which will have a material adverse effect on our business, operating results and trading price of our ADSs.

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce of the People’s Republic of China, or the MOFCOM and the CSRC promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors,” or Circular 10, which became effective on September 8, 2006 and was amended in June 2009. Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge with or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

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

Meanwhile, given the uncertainty with respect to what constitutes a merger with or acquisition of a PRC domestic enterprise and what constitutes circumvention of its approval requirements under the Circular 10, we cannot assure you that the 2008 Restructuring is in all respects compliance with Circular 10. If MOFCOM subsequently determines that its approval of the 2008 Restructuring was required, we may face regulatory actions or other sanctions by MOFCOM or other PRC regulatory agencies. Such actions may include compelling us to terminate the contracts between Jiangxi Desun and us, the limitation of our operating privileges in China, the imposition of fines and penalties on our operations in China, restrictions or prohibition on the payment or remittance of dividends by Jiangxi Jinko or others that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially adversely affect our competitive position.

Our business is based in the PRC and a portion of our sales are made in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including:

·	the level of government involvement;

·	the level of development;

·	the growth rate;

·	the control of foreign exchange; and

·	the allocation of resources.

While the PRC economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be materially adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially adversely affect our business. The PRC government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial condition and results of operations.

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

In addition, even if a merger or acquisition by foreign investors is not currently subject to national security review, or is determined to have no impact on national security after such review, it may still be subject to future review. A change in conditions (such as change of business activities, or amendments to relevant documents or agreements) may trigger the national security review requirement, then the foreign investor to the merger or acquisition must apply for the relevant approval with the MOFCOM.

Currently, there are no public provisions or official interpretations specifically providing that our current businesses fall within the scope of national security review and there is no requirement that foreign investors to those merger and acquisition transactions completed prior to the promulgation of Circular 6 take initiatives to submit such transactions to MOFCOM for national security review. However, as the MOFCOM Security Review Rules and Circular 6 are relatively new and there is no clear statutory interpretation on their implementation, there is no assurance that the relevant PRC regulatory authorities will have the same view as us when applying them. If our future merger and acquisition transactions are subject to the national security review, the application of the MOFCOM Security Review Rules and Circular 6 may further complicate our future merger and acquisition activities, and our expansion strategy may be adversely affected as a result.

PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

On July 4, 2014, the SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contribution by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We believe that all of our beneficial owners who are PRC citizens or residents have completed their registrations with the competent local SAFE branch in accordance with the SAFE Circular 75 before the promulgation of SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure you that the SAFE registrations of our present beneficial owners or future beneficial owners who are PRC citizens or residents have been or will be amended to reflect, among others, the shareholding information or equity investment as required by the SAFE Circular 37 and subsequent implementation rules at all times. The failure of these beneficial owners to comply with the registration procedures set forth in the SAFE Circular 37 may subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions. Such failure may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or our ability to inject capital into our PRC subsidiaries or otherwise materially adversely affect our business, financial condition and results of operations. Furthermore, since the SAFE Circular 37 was recently promulgated and it is unclear how this regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant PRC government authorities. We cannot predict how these regulations will affect our business operations or future strategy.

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

Our income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law of the PRC, or the CIT Law, and the Regulation on the Implementation of the CIT Law, or the Implementation Rules of the CIT Law, both of which became effective on January 1, 2008, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. As JinkoSolar Technology is a Hong Kong company and has owned 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Technology is deemed the beneficial owner of such dividends and that JinkoSolar Technology is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify a “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Technology is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be subject to the PRC withholding tax at a 10% rate.

The CIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “PRC tax resident enterprises” and will generally be subject to the uniform 25% PRC corporate income tax rate as to their global income. Under the Implementation Rules of the CIT Law, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 clarifies certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a PRC tax resident determination certificate issued by the competent tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC tax residents or non-PRC enterprises such as our company and JinkoSolar Technology. Therefore, it remains unclear whether the PRC tax authorities would require or permit our company or JinkoSolar Technology to be recognized as PRC tax resident enterprises. If our company and JinkoSolar Technology are considered PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology and ultimately to our company could be exempt from the PRC withholding tax; however, our company and JinkoSolar Technology will be subject to the uniform 25% corporate income tax rate on our global income.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to PRC corporate income tax liabilities.

The Implementation Rules of the CIT Law provide that (i) if the enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” will be interpreted under the CIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. Therefore, if our company and JinkoSolar Technology are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders, as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs, may be viewed as China-sourced income and, as a consequence, be subject to PRC corporate income tax at 10% or a lower treaty rate. If we are required to withhold PRC income tax on dividends we pay to our overseas shareholders or ADS holders, or if you are required to pay PRC income tax on gains from the transfer of our shares or ADSs, the value of your investment in our shares or ADSs may be materially adversely affected.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by our subsidiaries in the PRC.

We conduct substantially all of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside at least 10% of their after-tax profits based on PRC accounting standards each year as general reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2014, these general reserves amounted to RMB251.9 million (US$40.6 million), accounting for 2.4% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, which became effective January 1, 2008, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the Corporate Income Tax Law of the PRC, and we may be subject to PRC corporate income tax at the rate of 25% when more detailed rules or precedents are promulgated.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenue denominated in Renminbi increases or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ADSs. Under China’s existing foreign exchange regulations, foreign currency under current account transactions, such as dividend payments and trade-related transactions are generally convertible. Accordingly, our operating subsidiaries in China are able to pay dividends in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. However, the PRC government could take further measures in the future to restrict access to foreign currencies for current account transactions. Foreign exchange transactions by our operating subsidiaries in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one of our operating subsidiaries in China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE.

If we finance our subsidiaries in China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or MOFCOM or its local counterparts. On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. These regulations may sinnificantly limit our ability of our operating subsidiaries in China to obtain foreign exchange through debt or equity financing.

On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which will replace the Circular 142 when it becomes effective on June 1, 2015. Circular 19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. Since Circular 19 was recently issued, there are uncertainties in interpretation and implementation as to actual transactions.

The expiration or reduction of tax incentives by the PRC government may have a material adverse effect on our operating results.

The CIT Law imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the CIT Law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments have (i) in the case of preferential tax rates, continued to enjoy such tax rates that were gradually increased to the new tax rates within five years from January 1, 2008 or, (ii) in the case of preferential tax exemptions or reductions for a specified term, continued to enjoy the preferential tax holiday until the expiration of such term.

Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko and Jiangxi Materials were and would be subject to a preferential tax rate of 15% for their fiscal years ended December 31, 2014 and 2015 if the relevant conditions are met. Zhejiang Jinko was subject to a preferential tax rate of 15% for the fiscal year ended December 31, 2014. Applications for the preferential tax rate of Zhejiang Jinko for the fiscal years ending December 31, 2015 to 2017 are currently under review. We cannot assure you that Zhejiang Jinko, Jiangxi Jinko or Jiangxi Materials will continue to qualify as “High and New Technology Enterprises” when subject to reevaluation in the future. In addition, there are uncertainties on how the CIT Law and its Implementation Rules will be enforced, and whether its future implementation will be consistent with its current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially adversely affected.

According to the Circular on Issues Concerning the Execution of the Catalog of Public Infrastructure Projects Entitled for Preferential Enterprise Income Tax Treatment issued by the SAT and the MOF on September 23, 2008 and the Circular on Issues Concerning the Implementation of the Key Public Infrastructure Projects Supported by the State and Entitled for Preferential Enterprise Income Tax Treatment issued by the SAT on April 16, 2009, some of our solar power projects are fully exempted from PRC corporate income tax for three years starting from the year in which revenue is first generated from the sale of electricity, and are 50% exempted from PRC corporate income tax for the subsequent three years. The expiration of these tax benefits may have a material adverse effect on our operation results.

According to the Interim Regulations on Value-added Tax as amended on November 10, 2008, and the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, gross proceeds from sales and importation of goods and provision of services are generally subject to a value-added tax, or VAT, of 17% with exceptions for certain categories of goods that are taxed at a rate of 13%.

On September 23, 2013, the SAT and the MOF issued the Circular on the Value-added Tax Policy for Solar Power Generation, according to which, from October 1, 2013 to December 31, 2015, solar power producers selling electricity are entitled to a 50% immediate refund of any VAT tax paid.

The State Council promulgated the Circular of the State Council on Cleaning up and Standardizing Preferential Policies on Tax and Other Aspects, or Circular 62, on November 27, 2014 in an effort to render the preferential policies on tax, non-tax income, fiscal expenditure, and other aspects of the local government consistent with the PRC central laws and regulations. According to the Circular 62, preferential policies violating PRC central laws and regulations shall be declared ineffective and repealed and preferential policies not violating PRC central laws and regulations shall be retained. In addition, all provincial governments and relevant authorities shall, prior to the end of March 2015, report the outcome of the special clean-up action in respect of preferential policies on tax and other aspects to the MOF, and the MOF shall then forward the outcome to the State Council for final determination. The repeal of any preferential policy on tax and other aspects may materially adversely affect our financial condition and business operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC tax resident enterprises by non-PRC holding companies.

Under the current PRC tax regulations, indirect transfers of equity interests and other properties of PRC tax resident enterprises by non-PRC holding companies may be subject to PRC tax. Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 with retroactive effect from January 1, 2008, where a non-PRC tax resident enterprise transfers the equity interests of a PRC tax resident enterprise indirectly by disposing of the equity interests of an overseas holding company (exclusive of trading the stocks of a PRC tax resident enterprise in a public capital market), gains derived from such indirect transfer may be subject to PRC withholding tax at a rate of up to 10%. On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or SAT Announcement 7, which expanded and further strengthened certain rules of SAT Circular 698.

According to SAT Announcement 7, where a non-resident enterprise indirectly transfers equity interests or other properties of PRC tax resident enterprises, or PRC Taxable Property to avoid its tax liabilities by implementing arrangements without reasonable commercial purpose, such indirect transfer shall be recharacterized and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer and attributable to PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In the case of an indirect transfer of property of establishments of a foreign enterprise in the PRC, the applicable tax rate would be 25%. SAT Announcement 7 imposes tax filing obligations of such indirect transfers on both parties to the transfer transaction, compared to merely the transferor as required by Circular 698, as well as the PRC tax resident entity being indirectly transferred. Furthermore, SAT Announcement 7 illustrates certain circumstances which would indicate a lack of reasonable commercial purpose. SAT Announcement 7 also sets forth certain “safe harbors” which would be deemed to have a reasonable commercial purpose. As a general principle, the SAT also issued the Administration of General Anti-Tax Avoidance (Trial Implementation), or GATA, which became effective on February 1, 2015 and empowers the PRC tax authorities to apply special tax adjustments for “tax avoidance arrangements”.

There is uncertainty as to the application of SAT Circular 698 as well as the newly issued SAT Announcement 7 and GATA. For example, it may be difficult to evaluate whether or not the transaction has a reasonable commercial purpose, and such evaluation may be based on ambiguous criteria which have not been formally declared or stated by tax authorities. As a result, any of our disposals or acquisitions of the equity interests of non-PRC entities which indirectly hold PRC Taxable Property or any offshore transaction related to PRC Taxable Property, including potential overseas restructuring, might be deemed an indirect transfer under PRC tax regulations. Therefore, we may be at risk of being taxed under SAT Circular 698 and SAT Announcement 7 and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Announcement 7 or to establish that we should not be taxed thereunder, which may materially adversely affect our financial condition and results of operations.

As a foreign company, our acquisitions of PRC companies may take longer and be subject to higher level of scrutiny by the PRC government, which may delay or prevent any intended acquisition.

Circular 10 established additional procedures and requirements including the requirements that in certain instances foreign investors obtain MOFCOM’s approval when they acquire equity or assets of a PRC domestic enterprise. In the future, we may want to grow our business in part by acquiring complementary businesses, although we do not have plans to do so at this time. Complying with Circular 10 to complete these transactions could be time-consuming and costly, and could result in an extensive review by the PRC government and its increased control over the terms of the transaction, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.

According to the relevant PRC laws and regulations, we are required to pay certain statutory social security benefits, including medical care, injury insurance, unemployment insurance, maternity insurance and pension benefits, and housing funds, for our employees. Our failure to comply with these requirements may subject us to monetary penalties imposed by the relevant PRC authorities and proceedings initiated by our employees, which could materially adversely affect our business, financial condition and results of operations.

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB154.8 million, RMB175.1 million and RMB210.3 million (US$33.9 million), respectively, as of December 31, 2012, 2013 and 2014. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

All employees participating in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

Failure to comply with such provisions may subject us and the participants of our share incentive plans who are domestic individual participants to fines and legal sanctions and prevent us from further granting options under our share incentive plans to our employees, and we may become subject to more stringent review and approval processes with respect to our foreign-exchange activities, such as in regards to our PRC subsidiaries’ dividend payment to us or in regards to borrowing foreign currency, which could adversely affect our business operations.

It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC against, us, our directors, or our senior management members who live inside the PRC.

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

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.6%, 2.6% and 2.1% in 2012, 2013 and 2014, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. China’s inflation rates are expected to rise further in 2015. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

Under current policies, solar power projects approved by or filed with the NDRC or its local branches are entitled to the FIT at an attractive fixed price or receive fixed national subsidies for 20 years in principle, but such FIT is not adjusted for inflation without the approval from the NDRC, nor do we hedge for inflation. As a result, our solar power projects are subject to the risks of inflation. Because we source contractors and purchase raw materials in China, higher labor cost and inflation in China increases the costs of labor and raw materials we procure for construction. In addition, our suppliers may also be affected by higher labor costs and inflation. Rising labor costs may increase our operating costs and partially erode the cost advantage of our China-based operations and therefore negatively impact our profitability.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$17.74 to US$36.85 per ADS in 2014. The price of our ADSs may continue to fluctuate in response to factors including the following:

·	announcements of new products by us or our competitors;

·	technological breakthroughs in the solar and other renewable power industries;

·	reduction or elimination of government subsidies and economic incentives for the solar industry;

·	news regarding any gain or loss of customers by us;

·	news regarding recruitment or loss of key personnel by us or our competitors;

·	announcements of competitive developments, acquisitions or strategic alliances in our industry;

·	changes in the general condition of the global economy and credit markets;

·	general market conditions or other developments affecting us or our industry;

·	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

·	regulatory developments in our target markets affecting us, our customers or our competitors;

·	announcements regarding patent litigation or the issuance of patents to us or our competitors;

·	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

·	actual or anticipated fluctuations in our quarterly results of operations;

·	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

·	changes in the economic performance or market valuations of other solar power technology companies;

·	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

·	sales or perceived sales of additional ordinary shares or ADSs; and

·	commencement of, or our involvement in, litigation.

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

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. Our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. See “—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, Jiangxi Jinko and Zhejiang Jinko, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible for making such distribution if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing such distributions. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

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

Holders of ADSs may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our current articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

As we are a Cayman Islands company and substantially all of our consolidated assets are located outside of the United States and substantially all of our current operations are conducted in China, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the Cayman Islands or in China against us or our officers and directors predicated on the federal securities laws of the United States. There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

Our current articles of association contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of our ADSs may fall and the voting and other rights of holders of our ordinary shares and ADSs may be materially adversely affected.

As a company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a non-U.S. company with ADSs listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law (2013 Revision) of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the composition of our assets and income, we believe that we were not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes with respect to our 2014 taxable year and we do not currently intend or anticipate becoming a PFIC for 2015 or any future taxable year. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our next taxable year ending December 31, 2015 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and ordinary shares, which may fluctuate from time to time. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

We may issue additional ordinary shares, other equity or equity-linked or debt securities, which may materially adversely affect the price of our ordinary shares or ADSs. Hedging activities may depress the trading price of our ordinary shares.

We may issue additional equity, equity-linked or debt securities for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to satisfy our obligations for the repayment of existing indebtedness, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons. Any future issuances of equity securities or equity-linked securities could substantially dilute your interests and may materially adversely affect the price of our ordinary shares or ADSs. We cannot predict the timing or size of any future issuances or sales of equity, equity-linked or debt securities, or the effect, if any, that such issuances or sales may have on the market price of our ordinary shares or ADSs. Market conditions could require us to accept less favorable terms for the issuance of our securities in the future.

Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the price of our ordinary shares or ADSs to decline.

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2014, we had 124,292,030 ordinary shares outstanding, excluding 488,055 ADSs representing 1,952,220 ordinary shares reserved for future grants under our long-term incentive plan and 1,723,200 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our wholly-owned operating subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko. We have also established subsidiaries and offices in a number of strategic markets, including the United States, the United Kingdom, Chile, South Africa, Japan, Holland, India, Australia and France.

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

On May 17, 2011, we completed an offering of US$125 million of 4.0% convertible senior notes due 2016. On September 25, 2013, we completed a follow-on public offering of 4,370,000 ADSs representing 17,480,000 ordinary shares, including 570,000 ADSs sold pursuant to the underwriters’ full exercise of their option to purchase additional ADSs.

On January 22, 2014, we completed a follow-on public offering of 3,750,000 ADSs representing 15,000,000 ordinary shares and a concurrent offering of US$150.0 million in aggregate amount of 4.0% convertible senior notes due 2019.

In July 2014, China Development Bank, the Macquarie Greater China Infrastructure Fund and New Horizon Capital agreed to invest a total of US$225.0 million in JinkoSolar Power, our majority-owned subsidiary conducting our solar power generation business. The three investors together held approximately 45% of JinkoSolar Power’s equity after their investment.

In August 2014, we opened a solar module factory with annual production capacity of 120 MW in Cape Town, South Africa.

B.	Business Overview

We are a global leader in the PV industry based in Jiangxi and Zhejiang Provinces in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules and solar power generation. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. Leveraging our expertise in manufacturing high quality solar modules and our experience in the PV industry, we also develop, own and operate PV projects in China. As of December 31, 2014, our share of completed solar power projects amounted to 503 MW.

We sell our products in major export markets and China. We have established subsidiaries in a number of strategic markets, including the United States, the United Kingdom, Chile, South Africa, Japan, Holland, India, Australia and France, to conduct sales, marketing and brand development for our products in Europe and around the world. We also opened offices in and began to ship our products to Japan and South Africa in 2013. As of December 31, 2014, we had an aggregate of more than 710 customers for our solar modules globally, including distributors, project developers and system integrators.

Our solar modules utilize advanced solar technologies. All of our solar modules sold in Europe are CE, TÜV, and MCS certified, all of our solar modules sold in Japan are JET certified, all of our solar modules sold in North America are UL certified and our monocrystalline solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. We also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. The “Eagle II” solar modules can reach peak power output of approximately 260 to 270 watts for a 60-cell module. We have also begun research on our “Eagle+” solar modules, which will be composed of multicrystalline cells that reached conversion efficiencies of approximately 18.5% in lab tests by a third party.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products and develop projects at competitive costs. Our solar cell and silicon wafer operations support our solar module production, which further supports our solar power generation business, reducing our overall procurement costs. As of December 31, 2014, we had annual capacity of approximately 2.5 GW each for silicon ingots and wafers, 2.0 GW for solar cells and 3.2 GW for solar modules. Our manufacturing facilities are located in Shangrao, Jiangxi Province and Haining, Zhejiang Province, providing convenient and timely access to key resources and suppliers.

We believe that we have one of the largest and fastest growing operating portfolios in China and as of December 31, 2014, our share of completed solar power projects amounted to 503 MW. In 2011, we began developing projects, as one of the first movers in downstream solar development in China. All solar power projects approved by the NDRC are eligible to receive an attractive fixed FIT for a specified quantity of electricity for 20 years. Our ground-mounted projects receive a fixed FIT of RMB0.90 to RMB1.15 per kWh. Our rooftop DG projects that sell electricity to both the State Grid and directly to consumers generate revenue from electricity sales based on a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Some of our projects also receive additional local subsidies ranging from RMB0.05 to RMB0.45 per kWh. We also have a dedicated operations and maintenance team and enjoy low operating and maintenance costs for our solar power projects.

As one of the earliest solar developers in China, we have strong strategic relationships with financial institutions, such as China Development Bank, a PRC policy bank that funds large infrastructure projects, as well as China Minsheng Bank. In January 2014, we entered into a project loan agreement with Zhejiang Branch of China Development Bank which will provide us with RMB400.0 million (US$64.5 million) in loans to develop our three solar power projects located in Xinjiang Uygur Autonomous Region and Qinghai Province. In April 2014, we entered into a loan agreement for RMB235.0 million (US$37.9 million) with China Development Bank to finance two of our solar power projects, one in Xinjiang Province and another one in Gansu Province. In July 2014, we entered into a five-year RMB1 billion strategic financing agreement with China Minsheng Bank.

Our Products, Services and Projects

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from recovered silicon materials to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2014, sales of solar modules, silicon wafers and solar cells represented 91.8%, 2.9% and 2.0%, respectively, of our total revenues. In addition, we also sell small volumes of silicon ingots and recovered silicon materials and provide processing services for fees at the request of customers from time to time to optimize the utilization of our production capacity.

Leveraging our expertise in manufacturing high quality solar modules and substantial experience in the solar industry, we commenced developing solar power projects and providing solar system integration services in late 2011. As of December 31, 2014, our share of completed solar power projects amounted to 503 MW.

The following table sets forth details of our revenues for the periods indicated:

	2012		2013		2014
	Volume	Revenue	Volume	Revenue	Volume	Revenue
	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(US$ in thousands)
Products
Recovered silicon materials (metric tons)	—	270.4	5.0	14,559.7	3.9	11,272.6	1,816.8
Silicon ingots	1.1	1,885.6	0.3	1,189.7	-	-	-
Silicon wafers	197.4	328,428.6	54.8	70,637.0	229.6	286,585.0	46,189.1
Solar cells	78.5	138,686.4	113.2	184,203.1	134.2	200,643.6	32,337.9
Solar modules	912.4	3,897,288.0	1,765.1	6,660,317.5	2,423.1	9,155,396.0	1,475,582.0
Services
Solar system EPC	—	213,174.4	—	201.1	—	11,209.6	1,806.7
Processing services	—	213,427.9	—	71,010.7	—	69,581.4	11,214.5
Revenue from generated electricity	—	1,607.1	—	76,719.7	—	243,840.3	39,299.9
Total Revenue		4,794,768.4		7,078,838.5		9,978,528.6	1,608,246.9

Solar Modules

We commenced producing solar modules in August 2009. In 2014, we sold 2,423.1 MW of solar modules and generated RMB9.2 billion (US$1.5 billion) of revenue from sales of solar modules. We expect that sales of solar modules will continue to be our largest revenue source in the future. In 2014, we generated 56.3% of our total revenue from overseas markets, and the United States, the United Kingdom and Chile, our three largest export markets, represented 17.7%, 12.7% and 5.8% of our total revenue, respectively. As the domestic market in China grows, we expect to sell increasing volumes of solar modules in the domestic market in China.

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

In 2014, the “Eagle II” could reach power output of approximately 305 to 320 watts for a 60-cell module.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. All of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm. All of our multicrystalline solar cells have dimensions of 156 mm x 156 mm. As of December 31, 2014, our solar cells using monocrystalline silicon wafers had an average conversion efficiency rate of 19.6% and our solar cells using multicrystalline silicon wafers had an average conversion efficiency rate of 18.2%.

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

Solar Power Generation and Solar System EPC Services

We commenced developing solar power projects in China in 2011. We generate revenue from sales of electricity generated by our own solar power projects when they are connected to the grid. We also generate revenue from solar system EPC services and solar power project integration services based on the completion percentage of each solar power project that we construct.

Prior to obtaining permits and beginning construction, we typically enter into investment agreements with local government bodies. The investment agreements will outline the preliminary terms for our solar power projects, including the power generation capacity and any deadlines for project development. We believe that signing an investment agreement is a significant project development milestone for successful project development, as local government bodies may have a quota of projects allocated by the provincial governments that they can sign each year. After signing an investment agreement, we will conduct further due diligence. We strive to reduce risks by conducting a thorough feasibility study and identifying potential issues. Pursuant to the investment agreement, we establish a project company to obtain project permits and enter into other definitive agreements with more finalized terms. During the project development phase, we maintain regular contact and may establish a coordination committee with the local government body. We may also provide feasibility reports and other project data to the local government body.

In order to construct a solar power project, connect it to the power grid and operate it, we generally need to obtain four major types of licenses: (i) the approval of the NDRC or its local branches (prior to August 19, 2013) or filing with the provincial or regional NDRC to begin construction, (ii) land use right permits and construction permits; (iii) the grid connection approval from the provincial grid company and (iv) the operation license from the NEA (or formerly SERC prior to its inclusion under NEA) and its local branches for operating and maintaining solar power projects.

We have dedicated engineering and procurement teams that work closely with China’s leading engineering firms to cost-effectively optimize the design and quality of our solar power projects. We enter into contracts covering engineering and construction with third-party contractors and monitor such contractors diligently throughout the process. We procure solar modules and other components ourselves and through third-party contractors and suppliers.

As of December 31, 2014, our share of completed solar power projects amounted to 503 MW. The following table shows the details of the projects we completed and in operation as of December 31, 2014.

Region	Project Name	Installation Type	Attributable Capacity (MW)	Grid Connection Date	FIT and Local Subsidies
Haixi Mongol and Tibetan Autonomous Prefecture, Qinghai Province	Delingha Phase I	Utility-scale	9(1)	December 2011	1.15
Haixi Mongol and Tibetan Autonomous Prefecture, Qinghai Province	Delingha Phase II	Utility-scale	18(1)	January 2013	1.00
Neijiang Prefecture, Gansu Province	Longchang	Utility-scale	20	February 2013	1.00
Jinchang Prefecture, Gansu Province	Jinchang	Utility-scale	56(2)	August 2013	1.00
Hainan Tibetan Autonomous Prefecture, Qinghai Province	Gonghe	Utility-scale	10	September 2013	1.00
Xinjiang Uyghur Autonomous Region	Shaya Phase 1	Utility-scale	20	October 2013	1.00
Xinjiang Uyghur Autonomous Region	Shaya Phase 2	Utility-scale	20	December 2013	1.00
Xinjiang Uyghur Autonomous Region	Ala’er	Utility-scale	20	December 2013	1.00
Tacheng Prefecture, Xinjiang Uyghur Autonomous Region	Wusu	Utility-scale	20	December 2013	1.00
Xinjiang Uyghur Autonomous Region	Bohu	Utility-scale	20	December 2013	1.00
Lianyungang Prefecture, Jiangsu Province	Erlongshan	Utility-scale	15	May 2014	1.10
Jiangsu Province	Songshan	Utility-scale	24	June 2014	1.125
Yancheng Prefecture, Jiangsu Province	Xiangshui	Utility-scale	100	September 2014	1.00
Alxa Prefecture, Inner Mongolia Autonomous Region	Alxa Left Banner	Utility-scale	35(3)	December 2014	0.90
Bayannur Prefecture, Inner Mongolia Autonomous Region	Dengkou	Utility-scale	43(3)	December 2014	0.90
Baotou City, Inner Mongolia Autonomous Region	Tumed Right Banner	Utility-scale	52(3)	December 2014	0.90
Jiaxing Prefecture, Zhejiang Province	SHJT Science Park	Rooftop DG	0.6	May 2014	1.08 (three years)(4)
Jiaxing Prefecture, Zhejiang Province	Gaosheng New Materials	Rooftop DG	0.8	May 2014	1.08 (three years)(4)
Jiaxing Prefecture, Zhejiang Province	Senbao	Rooftop DG	0.8	September 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Maoshan Clothing	Rooftop DG	0.6	September 2014	1.08 (three years)(4)
Jiaxing Prefecture, Zhejiang Province	Jehonn Cleaning Products	Rooftop DG	0.3	September 2014	1.08 (three years)(4)
Jiaxing Prefecture, Zhejiang Province	Huaer Insulation	Rooftop DG	0.4	September 2014	1.08 (three years)(4)
Jiaxing Prefecture, Zhejiang Province	Hongri Plastics	Rooftop DG	0.4	September 2014	1.08 (three years)(4)
Jiaxing Prefecture, Zhejiang Province	Shengda Packaging	Rooftop DG	0.3	September 2014	1.08 (three years)(4)
Jiaxing Prefecture, Zhejiang Province	Vanguard Industrial	Rooftop DG	2	October 2014	1.08 (three years)(4)
Jiaxing Prefecture, Zhejiang Province	Rejoy Battery	Rooftop DG	0.6	December 2014	1.08 (three years)(4)
Jiaxing Prefecture, Zhejiang Province	Yancang Shengda	Rooftop DG	1	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Nanda EP Technology	Rooftop DG	3	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Dejun Textile	Rooftop DG	2	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Chengfeng Lamp	Rooftop DG	1	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	SCTC	Rooftop DG	0.7	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Xianfeng Aluminum Plastic	Rooftop DG	0.3	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Wangbaolong	Rooftop DG	0.4	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Jinshida Industrial	Rooftop DG	0.3	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Dongyan Yinran	Rooftop DG	0.5	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Haixing Packing	Rooftop DG	0.4	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Maer Mini Electric Motor	Rooftop DG	0.4	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Xinyuan Technology	Rooftop DG	0.6	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Yuchang Urethane Elastic	Rooftop DG	0.4	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Longfei Collector Tube	Rooftop DG	0.3	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Gaomei Industrial	Rooftop DG	0.4	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	New Lights	Rooftop DG	0.4	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Longfei Trading	Rooftop DG	0.4	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Jinshi Clothing	Rooftop DG	0.4	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Xueyongxing Water Products	Rooftop DG	0.7	December 2014	1.33 (five years)(5)
Jiaxing Prefecture, Zhejiang Province	Chuangneng Machinery	Rooftop DG	0.4	December 2014	1.08 (three years)(6)

(1)	Our attributable capacity is calculated by multiplying the total capacity of the project by our percentage equity holding of 88.7%.
(2)	Our attributable capacity is calculated by multiplying the total capacity of the project by our percentage equity holding of 28.0%.
(3)	Our attributable capacity is calculated by multiplying the total capacity of the project by our percentage equity holding of 86.7%.
(4)	A subsidy of RMB0.10 per kWh from the Jiaxing Prefecture Government is applicable to projects constructed between 2013 and 2015 in Xiuzhou District, Jiaxing Prefecture, Zhejiang Province. The subsidy amount will be RMB0.52 per kWh when the RMB0.10 per kWh subsidy from the Jiaxing Prefecture Government expires three years after grid connection.
(5)	The subsidy amount will be RMB0.52 per kWh after five years when the RMB0.35 per kWh subsidy from the Haining Prefecture Government expires, which is five years after grid connection and may be extended further.
(6)	A subsidy of RMB0.10 per kWh from the Jiaxing Prefecture Government is applicable to projects constructed between 2013 and 2015 in Nanhu District, Jiaxing Prefecture, Zhejiang Province. The subsidy amount will be RMB0.52 per kWh after the subsidy from the Jiaxing Prefecture Government expires three years after grid connection.

Electricity Generation and Sale

Upon completion of construction, the solar power projects must be tested and documented to show that they operate normally, meet specified safety requirements and power grid requirements, have specific measures for recording energy production, meet the licensing requirements for operation and comply with local and national standards and regulations. After demonstrating that our projects meet these standards, we enter into a grid connection and dispatch agreement with the local grid company to connect our solar power project to the power grid. We also enter into a PPA for each completed project, pursuant to which we sell electricity to the local grid company. In 2014, we sold over 99.6% of the electricity we generated to the State Grid, who is a large state-owned enterprise and reliable purchaser for our electricity. The remainder is sold directly to consumers.

Under the existing PRC central government directive, solar power projects enjoy the current FIT arrangement for a period of 20 years. Grid companies are mandated to purchase all solar electricity produced within the coverage of their grids. In order to implement the directive, the State Grid enters into grid connection and dispatch agreements and PPAs with us. The grid connection and dispatch agreements generally have tenures of one to five years, some of which are automatically renewed unless otherwise notified, whereas PPAs generally have tenures of one to six years. Both the grid connection and dispatch agreements and the PPAs have all been renewed on similar commercial terms upon expiration, consistent with the NDRC policy.

The benchmark FIT rates our projects are entitled to for electricity we generate and sell to the local grid companies consist of two components:

·	respective local rates paid for electricity generated from desulfurized coal plants (ranging from RMB0.25 per kWh to RMB0.49 per kWh in 2014) paid directly from the power grid on a monthly basis; and

·	a subsidy component funded by subsidies from the Renewable Energy Development Fund, which is funded by electricity consumers and collected by the local grid companies.

When solar power projects connect to the power grid, they immediately generate cash flow by selling electricity to the power grid based on the desulfurized coal benchmark electricity price. At the same time, the subsidy component of the FIT begins to accrue. After the project connects to the power grid and solar power projects complete certain administrative procedures, the NDRC confirms the FIT that the project is entitled to in accordance with the date of approval or filing date of the project and the date of grid connection. However, the subsidy component is not paid as cash until the solar power project is listed in the Subsidy Catalog.

Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog, which is issued by the MOF, NDRC and NEA from time to time. In order to be listed in the Subsidy Catalog, ground-mounted projects submit applications to the relevant provincial authorities; and rooftop DG projects submit applications to the local grid companies in the area where the projects are located. After preliminary review of the applications, the relevant provincial authorities and the local grid companies will report to the MOF, NDRC and NEA.

The project’s first payment will include amounts accrued from for all prior months the solar power project has been connected to the power grid. As of December 31, 2014, the most recent Subsidy Catalog was released on August 21, 2014. Previously, Subsidy Catalogs have also been released in June 2012, October 2012, December 2012 and February 2013.

Although there has historically been a significant lag between connecting to the power grid and when the project may be included in a published Subsidy Catalog, all of our solar power projects that have been connected to the power grid prior to August 2013 have been listed in published Subsidy Catalogs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — Solar power projects can only receive central government subsidies after they are listed in the Subsidy Catalog.”

The following table shows the status of our projects in operation with regards to the Subsidy Catalog as of December 31, 2014.

	Utility- Scale	Ground- mounted DG projects	Rooftop DG projects
	(MW)
Projects in Operation and Listed in the Subsidy Catalog	103	-	-
Projects in Operation and Not Listed in the Subsidy Catalog	379	-	21

Manufacturing

We manufacture solar modules, solar cells, silicon wafers, silicon ingots and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

The following table sets forth our annual production capacity for silicon wafers, solar cells and solar modules as of December 31, 2012, 2013 and 2014:

	Annual Production Capacity as of December 31,
	2012	2013	2014
	(GW)
Products
Solar modules	1.2	2.0	3.2
Solar cells	1.2	1.5	2.0
Silicon wafers	1.2	1.5	2.5

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to approximately 1.3 million square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

Location	Industrial Use (square meters)	Residential Use (square meters)
Jiangxi Province	534,224	104,853
Zhejiang Province	563,375	36,958
Total	1,097,599	141,811

We also lease manufacturing facilities with a total gross floor area of approximately 32,067 square meters in Shangrao from Jiangxi Desun for production use. We also lease office space and manufacturing facilities in various locations around the world where we maintain subsidiaries and offices.

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

		Facility	Plant Size (square	Duration of Land	Annual Manufacturing Capacities as of December 31,
Products	Location	No.	meters)	Use Right	2012	2013	2014	Major Equipment
					(GW)
Silicon Ingots and Wafers	Shangrao Economic Development Zone	1	68,396.80	(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v) January 6, 2009 to August 10, 2059	1.2	1.5	2.5	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Solar Cells	Yuanhua Town, Haining	2	107,864.90	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	1.2	1.5	2.0	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
Solar Modules	Shangrao Economic Development Zone	3	134,950.58	July 6, 2009 to August 10, 2059	1.2	2.0	3.2	Laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining	4	89,543.00	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060

In addition, there is an electric power transformation and distribution substation constructed by the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. with an annual capacity of 360 million kWh and a gross floor area of 13,127 square meters at Jiangxi Jinko’s manufacturing site to support its operations and assure it of priority supply of electricity. We had our own electric power transformation and distribution substation with an annual capacity of approximately 7.4 million kWh and a gross floor area of approximately 6,667 square meters in Shangrao as of December 31, 2014.

As of December 31, 2014, short-term borrowings of RMB1,183.6 million (US$190.8 million) and long-term borrowings of RMB948.5 million (US$152.9 million) were secured by land use rights, plant, equipment and project assets. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

As of December 31, 2014, we had annual capacity of approximately 2.5 GW each for silicon ingots and wafers, 2.0 GW for solar cells and 3.2 GW for solar modules.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.”

We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB475.0 million (US$76.6 million) as of December 31, 2014, of which RMB456.6 million (US$73.6 million) will be due in 2015 and RMB18.4 million (US$3.0 million) will be due after one year but within five years. As we have shifted our focus from capacity expansion to improving our efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2012, 2013 and 2014, virgin polysilicon accounted for approximately 93.8%, 78.5% and 86.4%, respectively, and recoverable silicon materials accounted for approximately 6.2%, 21.5% and 13.6%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2014, purchases from foreign suppliers and domestic suppliers accounted for 26.8% and 73.2% of our total silicon raw material purchases, respectively.

In 2012, 2013 and 2014, our five largest suppliers provided approximately 63.2%, 62.1% and 52.8%, respectively, of our total silicon purchases by value. In 2012, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 20.5% of our total silicon purchases by value. In 2013, two of our suppliers individually accounted for more than 10% and our largest supplier accounted for 24.2% of our total silicon purchases by value. In 2014, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.0% of our total silicon purchases by value.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2014, we had approximately RMB80.9 million (US$13.0 million) of advances to suppliers.

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

Customers and Markets

We sell PV products in both China and overseas markets and sell electricity generated by our solar power projects in China. In 2012, 2013 and 2014, we generated 45.5%, 48.9% and 43.7% of our revenues from domestic sales and 54.5%, 51.1% and 56.3% of our revenues from export sales, respectively. As of December 31, 2014, we had more than 280 customers for our solar modules from China and 430 from other countries, including the United States, the United Kingdom, Chile, South Africa, Japan, Holland, India, Australia and France. The following table sets forth our net revenues generated from sales of products and provision of processing services to customers in respective geographic locations, with percentage of net revenues, for the periods indicated.

	2012		2013		2014
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	2,179,670.1	45.5%	3,461,295.5	48.9%	4,357,362.6	702,279.4	43.7%
Outside China
America	135,839.2	2.8%	414,371.3	5.9%	1,766,283.0	284,673.1	17.7%
UK	23,684.4	0.5%	227,654.7	3.2%	1.266.982.3	204,200.5	12.7%
Chile	451.8	0.0%	4,601.1	0.1%	580,383.8	93,540.9	5.8%
South Africa	202.4	0.0%	681,502.4	9.6%	534,571.3	86,157.2	5.4%
Japan	11,409.6	0.2%	112,460.1	1.6%	486,201.3	78,361.4	4.9%
Rest of the world	2,443,510.9	51.0%	2,176,953.3	30.8%	986,744.4	159,034.3	9.9%
Sub-total	2,615,098.3	54.5%	3,617,543.0	51.1%	5,621,166.1	905,967.4	56.3%
Total	4,794,768.4	100.0%	7,078,838.5	100.0%	9,978,528.6	1,608,246.8	100.0%

Sales of solar modules are our largest revenue contributor, which accounted for 91.8% of our total revenues in 2014. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers, for the periods indicated:

	2012		2013		2014
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Solar modules	18.3	Solar modules	30.3	Solar modules	17.2

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

Sales and Marketing

We sell solar modules under short-term contracts and by spot market sales. We negotiate payment terms on a case by case basis and we allow most of our overseas’ customers to make full payment within 90 days and our domestic customers to make 90%-95% of payment within 180 days after delivery and the rest will be paid when the Retainage Period ends.

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, U.S. Canada, South Africa, Australia, Singapore, and other countries and regions. We have established 27 overseas subsidiaries in 17 countries, including Germany, France, Italy, Switzerland, Luxemburg, Canada, U.S., Australia, South Africa, Japan, India, Britain, Hong Kong, Singapore, Portugal, Brazil and Mexico. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

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

In 2015, we entered into advertising agreements with several TV stations and several major city airports. Furthermore, we began to sponsor major PV industry conferences and participated in some industry associations.

In December 2013, we received the 2013 Chinese Excellent Corporate Citizenship Award at the 9th China Annual Corporate Citizenship Awards Ceremony.

In 2014, we were ranked 313th on the List of Top 500 Private Enterprises in China by All-China Federation of Industry & Commerce. We were awarded 2014 China’s Outstanding Corporate Citizen and ranked among the 2014 List of Top 50 Outstanding Corporate Citizens by China Committee of Corporate Citizenship. We were ranked among the List of Top Ten Solar Companies in China by SolarStar, an online media platform covering the solar industry. We were ranked among the List of Top 50 Energy Enterprises with Most Growth Potential in 2014 by Energy, a Chinese magazine covering the energy sector in China. We were the only Chinese solar company that received the 2014 Best Employer in China Award by International Public Management Association for Human Resources Association.

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

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received CE, TÜV and MCS certifications for all of our solar modules sold in Europe, UL certifications for all solar modules sold in North America and CQC and CGC certification for all of our solar modules in China. In August 2011, one type of our solar modules ranked 7th among solar modules manufactured by nearly 100 solar module manufacturers from all over the world in terms of yield performance measured by PHOTON Lab’s outdoor test. In September 2011, 15 types of our solar modules received A-rating from Brazil’s National Institute of Metrology, Quality and Technology (Inmetro). In August 2012, our modules became the first to pass TUV-SUD’s stringent potential induced degradation test under 85 degrees Celsius and 85% relative humidity conditions, and our testing facility received certification from China National Accreditation Service for its industry leading quality controls. In May 2013, our modules became the first to pass TUV NORD’s dynamic mechanical load testing with maximum 5400 Pascal downward load. In 2013, our solar modules also passed TUV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TUV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TUV Rheinland.

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

As of December 31, 2014, we had a dedicated team of 999 employees overseeing our quality control processes, and they work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner. In addition, to ensure the effectiveness of our quality control procedures, we also provide periodic training to our employees.

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar cells and solar modules such as Trina, Yingli Green Energy, Canadian Solar Inc and JA Solar in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

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

Furthermore, we may also face extensive competition in developing solar power projects and providing solar system integration services. Some of our potential competitors in this industry may have a longer history, a more extensive experience in this industry, greater financial and other resources, stronger brand recognition, stronger relationships with customers and greater economies of scale than we do. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially adversely affected.”

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to approximately RMB2,389.0 million (US$385.0 million) as of December 31, 2014. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to approximately RMB3,217.5 million (US$518.6 million) as of December 31, 2014. As of December 31, 2014, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”) of up to US$40.0 million, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$640.0 million and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar International Limited, JinkoSolar GmbH, JinkoSolar Canada Co., Ltd. and JinkoSolar (U.S.) Inc. of up to RMB10.0 billion (US$1.6 billion).

We engage PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries to provide insurance coverage for the product warranty services for our solar modules worldwide. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 12-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery.

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB5.9 million, RMB29.6 million and RMB27.3 million (US$4.4 million) in insurance premiums in 2012, 2013 and 2014, respectively.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in the PRC or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

The Renewable Energy Law, which originally became effective on January 1, 2006 and was amended on December 26, 2009, sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy water heating systems, solar energy heating and cooling systems, PV systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects and authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

The PRC Energy Conservation Law, which was amended on October 28, 2007 and came into effect on April 1, 2008, encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes. The law also encourages and supports the development of solar energy system in rural areas.

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

On March 23, 2009, the MOF promulgated the Interim Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Structures, or the Interim Measures, to support the promotion of PV applications in the PRC. Local governments are encouraged to issue and implement supporting policies for the development of PV technology. Under these Interim Measures, a subsidy of RMB20.0 per kWp covering BIPV applications installed on or after March 23, 2009 was set for 2009. On December 16, 2011, the MOF and Ministry of Housing and Urban-Rural Development jointly released a notice regarding the application of PV technology in building structures, pursuant to which the PRC government offer subsidies ranging from RMB7.5 to RMB9.0 per watt for BIPV projects. The construction of such BIPV projects must be completed in 2012.

On July 16, 2009, the MOF, Ministry of Science and Technology and Resource Bureau of the NDRC jointly published an announcement containing the guidelines for the Golden Sun Demonstration Program. Under the program, the PRC government will provide, up to 20 MW of PV projects per province, with a 50% to 70% subsidy for the capital costs of solar systems and the relevant power transmission and distribution systems. The program further provides that each PV project applying for such subsidy must have a minimum capacity of 300 kWp with an operation period of not less than 20 years. On September 21, 2010, the MOF, NEA, Ministry of Science and Technology and Ministry of Housing and Urban-Rural Development jointly released an announcement to strengthen the administration of, and provide details for, the implementation of the Golden Sun Demonstration Program and government subsidies for BIPV applications. Among other things, the announcement clarified that the PRC government will subsidize 50% of the cost of key equipment for on-grid PV projects and 70% of that for off-grid PV projects in remote regions. In addition, the government will offer subsidies of RMB4.0 per watt for on-grid PV projects, RMB6.0 per watt for BIPV projects and RMB10.0 per watt for off-grid PV projects in remote regions.

On September 26, 2009, the State Council of the PRC approved and circulated the Opinions of National Development and Reform Commission and other Nine Governmental Authorities on Restraining the Production Capacity Surplus and Duplicate Construction in Certain Industries and Guiding the Industries for Healthy Development. These opinions concluded that polysilicon production capacity in China has exceeded demand and adopted a policy to impose more stringent requirements on the construction of new facilities for manufacturing polysilicon in China. These opinions also stated in general terms that the government should encourage polysilicon manufacturers to enhance cooperation and affiliation with downstream solar power product manufacturers to expand their product lines. However, these opinions do not provide any detailed measures for the implementation of this policy. As we are not a polysilicon manufacturer and do not expect to manufacture polysilicon in the future, we believe the issuance and circulation of these opinions will not have any material impact on our business.

On October 10, 2010, the State Council of the PRC promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.

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

On February 24, 2012, the MIIT released the Twelfth Five-Year Plan for the Solar Photovoltaic Industry. According to the industry plan, the PRC will reduce the cost of solar power to 0.8 yuan (US$0.12) per kilowatt-hour by 2015 and 0.6 yuan per kWh by 2020 and increase production of solar panels. Furthermore, the plan indicated that the government requires China’s leading polysilicon manufacturers to reach annual production capacity of 50,000 tons by 2015.

On July 7, 2012, NEA officially released the Twelfth Five-Year Plan on Solar Power Development. In the document, the NEA stated that by 2015, the total installed capacity of distributed PV generation will achieve 10 GW in Eastern and Central China by focusing on the establishment of distributed PV generation systems in such areas, and the total installed capacity of 10 GW of grid-connected PV power plants will be established to increase local electrical power supply in the regions with rich solar resources and uncultivated land resources, such as Qinghai, Xinjiang, Gansu and Inner Mongolia. The total estimated investment is RMB250 billion.

On July 9, 2012, the State Council released the Twelfth Five-Year Development Plan for National Strategic New Industries. According to this document, by 2020, the total installed capacity of PV generation will achieve 50 million kW, and the research and manufacturing technology of PV equipment will reach advanced global levels. This document also set forth the major actions to be taken and policies to be promulgated for promoting the development of solar power industry.

On January 1, 2013, the PRC State Council issued the Twelfth Five-Year Plan for Energy Development, which demonstrated a commitment to solar energy. It proposed that by the end of 2015, there should be 21 GW of installed solar power capacity, a 40% increase compared to 2012. In addition, the Plan also encouraged and promoted the merger and acquisition, restructuring and upgrading of the PV industry.

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

On March 16, 2015, the NEA promulgated the Circular on Implementing Plans of PV Generation Construction for 2015, which revised China’s 2015 solar electricity installation target upwards by 20% to 17.8 GW of capacity for ground-mounted projects and indicated that rooftop DG projects would no longer be subject to a quota.

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

Obtaining the Electric Power Business Permit

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

However, there are exceptions which our certain PV Power Generation Projects may not need obtain an electric power business permit from the SERC. On July 18, 2013, the NDRC issued the Interim Measures for the Administration of Distributed PV Power Generation, which waived the previous requirement to obtain an Electric Power Business Permit for DG projects. On April 9, 2014, the NEA issued the Circular on Clarifying Issues concerning the Administration of Electric Power Business Permit, which waived requirement to obtain an Electric Power Business Permit for those solar power generation projects with installed capacity less than 6 MW and any DG projects approved by or filed with the NDRC or its local branches, and required local NEA to simplify the Electric Power Business Permit application procedure for the solar power generation companies.

Obtaining the Construction Engineering Qualifications and Permit

Pursuant to the Construction Law which was promulgated by the Ministry of Construction on March 1, 1998 and amended on April 22, 2011 and the Regulation on Administration on Qualifications of Construction Engineering which became effective on March 1, 2015, an enterprise engaged in the design and engineering work for an electric power project must obtain a qualification certificate and must conduct its work within the strict design scope set forth in its certificate. An enterprise conducting design or engineering work without first obtaining the qualification certificate or an enterprise that has obtained the qualification certificate but exceeds the permitted design scope may be subject to action by the relevant authorities, including monetary penalties, rescission of its certification or confiscation of all illicit gains.

Pursuant to the Provisions on the Administration of Permits of Installation, Repair, and Test of Electric Power Facilities, which were promulgated by the SERC and became effective on March 1, 2010, any entity or individual engaged in installing, repairing or testing of electric power facilities in the PRC must obtain a permit unless otherwise exempted by the SERC. There are three categories of permits and each category is further subdivided into five levels. Each category represents a specific range of activity i.e., installation, repair and testing. Each level denotes the maximum voltage level of an electric facility that a permit holder may work with. To apply for a permit, an applicant must submit the application to the local branch of SERC. A permit holder may also apply to change either the permitted matter, which is the category or level of the permit, or the registered matter, which is the name, legal address, legal representative and other pertinent matters. A permit is valid for six years and can be renewed.

Grid Connection and Dispatchment

All electric power generated in China is distributed through power grids, except for electric power generated by facilities not connected to a grid. The distribution of power to each grid is administered by dispatch centers, which the administration and dispatch of planned output by power plants connected to the grid. The Regulations on the Administration of Electric Power Dispatch to Networks and Grids, promulgated by the State Council and the former Ministry of Electric Power Industry, effective on November 1, 1993, as amended on January 8, 2011, and its implementation measures, regulate the operation of dispatch centers.

FIT and Subsidies

FIT Payments

The Renewable Energy Law of the PRC, which was amended on December 26, 2009 and became effective on April 1, 2010, sets forth policies to encourage the development and utilization of solar power and other renewable energy. The Renewable Energy Law authorizes the relevant pricing authorities to set favorable prices for electricity generated from solar and other renewable energy sources.

The Circular on Improving Policies on the On-grid Tariffs of Solar Power Generation, which was issued by the NDRC and became effective on July 24, 2011, provides that the FIT (including VAT) for solar power projects approved before July 1, 2011 that began operation before December 31, 2011 would be RMB1.15 per kWh and the FIT (including VAT) for solar power projects either approved after July 1, 2011 or completed after December 31, 2011 would be RMB1.00 per kWh (excluding on-grid solar power projects located in Tibet).

The NDRC further issued the Circular on Promoting the Healthy Development of PV Industry by Price Leverage on August 26, 2013, or the 2013 Circular. Under this circular, the FIT (including VAT) for solar power projects approved or filed after September 1, 2013 or beginning operation after January 1, 2014 would be RMB0.90 per kWh, RMB0.95 per kWh or RMB1.00 per kWh, depending on the locations of the projects (excluding on-grid solar power projects located in Tibet).

In addition, the 2013 Circular sets forth special rules that entitle DG projects (excluding the projects that have received an investment subsidy from the central budget) to a national subsidy of RMB0.42 per kWh. According to the Circular on Further Implementing Polices Relating to Distributed Generation issued by the NEA on September 2, 2014 and the Circular on Implementation Plans of PV Generation Construction for 2015 issued by the NEA on March 16, 2015, rooftop DG projects that sell electricity directly to consumers or to both consumers and grid enterprises will receive a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Ground-mounted projects and rooftop DG projects which sell all electricity to grid enterprises are entitled to the FIT of RMB0.90 per kWh, RMB0.95 per kWh or RMB1.00 per kWh, depending on where the project is located (excluding on-grid solar power projects located in Tibet).

The difference (in amount) between the FIT for solar power projects and the desulphurized coal benchmark electricity price, or the subsidies paid to DG projects, are funded by the renewable energy development funds. The above FIT and subsidy policies are valid for 20 years for each power generation project since its formal operation, in principle.

Subsidy Catalog

On November 29, 2011, the MOF, NDRC and NEA jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund, which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog issued by the MOF, NDRC and NEA. These subsidies represent the difference between the FIT for solar power projects and the desulphurized coal benchmark electricity price.

In order to be listed in the Subsidy Catalog, ground-mounted projects submit applications to the relevant provincial authorities; and in accordance with the Circular on Issues Concerning Implementing Electric Quantity-based Subsidy Policy for Distributed Generation Projects issued by the MOF on July 24, 2013, rooftop DG projects submit applications to the grid enterprises in the area where the projects are located. After preliminary review of the applications, the provincial authorities will jointly report to the MOF, NDRC and NEA, and the MOF, NDRC and NEA will have final review on such applications to decide whether to list in the Subsidy Catalog.

The following flow chart illustrates the process for a utility-scale project to be listed in the Subsidy Catalog.

Development Funds of Renewable Energy

The Renewable Energy Law provides financial incentives, including national funding for the development of renewable energy projects.

Pursuant to the Interim Measures for the Administration of Designated Funds for the Development of Renewable Energy issued by the MOF and effective on May 30, 2006, the MOF sets up designated funds to support the development and utilization of renewable energy in accordance with the national fiscal budget.

According to the Implementing Measures for the Administration of Price of Renewable Energy and Cost Sharing Program and the Interim Measures for Adjustment to Additional On-grid Tariff for Renewable Energy issued by the NDRC, the gap between the FIT for solar power projects and the desulphurized coal benchmark electricity price is subsidized by collecting tariff surcharge from the electricity consumers within the service coverage of grid enterprises at or above provincial level.

Mandatory Purchase of Renewable Energy

The Renewable Energy Law imposes mandatory obligations on grid enterprises to purchase the full amount of on-grid electricity generated by approved renewable energy plants whose power generation projects meet the grid connection technical standards in the areas covered by the grid enterprises’ power grids. Grid enterprises must improve the power grid construction in order to better absorb electricity generated from renewable energy.

Pursuant to the Measures for the Supervision and the Administration of Purchase of Full Amount of Renewable Energy by Grid Companies issued by the SERC in July 2007, the SERC and its local branches supervise the purchase of the full amount of renewable energy by the grid enterprises. If the grid enterprises do not purchase the full volume of the electricity generated from the renewable energy due to the circumstances such as force majeure or any other circumstance endangering the safety and stability of the power grids, the grid enterprises must promptly notify the renewable energy power generation companies of the details in writing and also submit detailed facts to the competent local branches of the SERC.

The Several Opinions on Promoting the Healthy Development of PV Industry also requires the grid enterprises to ensure PV power generation projects’ timely connection to the power grid and purchase the full amount of electricity generated by the PV power generation projects.

On March 20, 2015, the NDRC and NEA issued a directive opinion, which emphasizes that the competent provincial authorities must strengthen the implementation of the provisions with regard to the purchase of the full amount of electricity generated by renewable energy and avoid any curtailment of solar power projects. In addition, it also stated that electricity generated by clean energy is encouraged to be sold directly to the consumers in the regions where there is ample supply of clean energy, and the relevant parities must coordinate the trans-provincial supply of electricity and power transmission capability, in order to maximize the utilization of clean energy. Local governments also announced their intentions to efficiently implement the system regarding the purchase of the full amount of renewable energy, such as the Inner Mongolian Autonomous Government.

Clean Development Mechanism

Clean Development Mechanism, or CDM, is an arrangement under the Kyoto Protocol under the United Nations Framework Convention on Climate Change, or the UNFCCC. It allows industrialized countries with a greenhouse gas emission reduction commitment to invest in emission reducing projects in developing countries in order to earn Certified Emission Reduction, or CERs. The PRC approved and ratified the UNFCCC in 1993 and the Kyoto Protocol in 2002, but has no binding obligation to meet the emission reduction targets. On August 3, 2011, the Measures for the Administration of Operation of Clean Development Mechanism Projects promulgated by the NDRC jointly with the Ministry of Science and Technology, the Ministry of Foreign Affairs and the MOF, sets forth general rules and specific requirements for the application for, and approval of, CDM projects. Only companies wholly owned or controlled by PRC companies are qualified to apply for the PRC government’s approval for a CDM project. Some of our solar power projects are on the list of CDM projects.

Environmental Protection

The construction processes of our solar power projects generate material levels of noise, waste water, gaseous emissions and other industrial wastes. Therefore, we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials and to the protection of the environment of the community. The major environmental regulations applicable our business activities in the PRC include the Environmental Protection Law of the PRC, the Law on the Prevention and Control of Noise Pollution, the Law on the Prevention and Control of Air Pollution, the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Solid Waste Pollution, the Environmental Impact Evaluation of Law, and the Regulations on the Administration of Environmental Protection In Construction Projects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Foreign Investment in Solar Power Business

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog. Under the current catalog, which was amended in 2015 and became effective on April 10, 2015, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industry are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

Work Safety

The Work Safety Law of the PRC, which became effective on November 1, 2002, is the principal law governing the supervision and administration of work safety for solar power projects. In accordance with the Measures for the Supervision and the Administration of Work Safety of Electricity Industry promulgated by the NDRC, which became effective on March 1, 2015, power plants are responsible for maintaining their safety operations in accordance with the relevant laws, regulations, rules and standards regarding the work safty. The NEA and its local branches supervise and administer the work safty of electricity industry at the national and local level.

Employment

Pursuant to the Labor Law of the PRC, the Labor Contract Law of the PRC and the Implementing Regulations of the Labor Contract Law of the PRC, employers must enter into written employment contracts with full-time employees. If an employer fails to do so within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period during which the written contract is not signed. The Labor Contract Law and its implementing rules also require all employers must comply with local minimum wage standards. If the wage paid to the employee by the employer is lower than the local minimum wage standard, the competent labor authorities may order the employer to pay the difference; in the event of any failure to pay within the time limit, the employer may be ordered to pay additional compensation to the employee at the standard of more than 50% but less than 100% of the payable amount. Violations of the Labor Law, the Labor Contract Law and its implementing rules may result in the imposition of fines and other administrative liabilities.

Enterprises in the PRC are required by the PRC laws and regulations to participate in certain employee benefit plans covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC, which came into effect on July 1, 2011, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee at the rate of 0.05% per day from the date on which the contribution becomes due. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on the Administration of Housing Fund, which came into force on March 24, 2002, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Taxation

PRC Corporate Income Tax

Prior to January 1, 2008, under the PRC Income Tax Law on Foreign-invested Enterprise and Foreign Enterprise, or the former Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to a corporate income tax rate of 30% on taxable income and a local income tax rate of 3% on taxable income. The former Income Tax Law and the related implementing rules also provided certain favorable tax treatments to foreign-invested enterprises.

On March 16, 2007, the CIT Law was passed, which, together with the Implementation Rules of the CIT Law issued on December 6, 2007, became effective on January 1, 2008. The CIT Law applies a uniform 25% corporate income tax rate to both foreign invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends paid by a foreign invested enterprise to a non-resident shareholder are now subject to a withholding tax rate of 10%, which may be reduced under any applicable bilateral tax treaty between the PRC and the jurisdiction where the non-resident shareholder resides.

The CIT Law provided a five-year grandfathering period, starting from its effective date, for enterprises established before the promulgation date of the CIT Law that were entitled to enjoy preferential tax policies under the former Income Tax Law or the related implementing rules. However, subject to the Circular on Implementing the Grandfathering Preferential Policies of the Enterprise Income Tax, or the Implementing Circular, promulgated by the State Council on December 26, 2007, only a certain number of the preferential policies provided under the former Income Tax Law and the related implementing rules were eligible to be grandfathered in accordance with the Implementing Circular.

According to the Circular on the Execution of the Catalog of Public Infrastructure Projects Entitled for Preferential Tax Treatment issued by the SAT and the MOF on September 23, 2008 and the Circular on the Implementation of the Catalog of the Key Public Infrastructure Projects Supported by the State and Entitled for Preferential Tax Treatment issued by the SAT on April 16, 2009, a solar power project that has obtained government approval on or after January 1, 2008 is fully exempted from PRC corporate income tax for three years starting from the year in which revenue is first generated from the sale of electricity, and is 50% exempted from PRC corporate income tax for another three years.

With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko was grandfathered by the Implementation Circular. Both Jiangxi Jinko and Zhejiang Jinko were subject to a preferential tax rate of 12.5% in 2011 and 2012. Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko and Jiangxi Materials were and would be subject to a preferential tax rate of 15% for their fiscal years ended December 31, 2014 and 2015 if the relevant conditions are met. Zhejiang Jinko was subject to a preferential tax rate of 15% for the fiscal year ended December 31, 2014. Applications for the preferential tax rate of Zhejiang Jinko for the fiscal years ending December 31, 2015 to 2017 are currently under review.

According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation), which were issued by the SAT on August 24, 2009 and became effective on October 1, 2009, the application of the preferential withholding tax rate under a bilateral tax treaty is subject to the approval of competent PRC tax authority. According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy treaty benefits for the income derived from the PRC from certain investments.

An enterprise registered under the laws of a jurisdiction outside China may be deemed a PRC tax resident enterprise if its place of effective management is in China. If an enterprise is deemed to be a PRC tax resident enterprise, its worldwide income will be subject to the corporate income tax. According to the Implementation Rules of the CIT Law, the term “de facto management bodies” is defined as bodies that have, in substance, and overall management and control over such aspects as the production and the business, personnel, accounts and properties of the enterprise. In addition, under the CIT Law and the Implementation Rules of the CIT Law, foreign shareholders could become subject to a 10% withholding tax on any gains they realize from the transfer of their shares, if such gains are regarded as income derived from sources within China, which includes gains from transfer of shares in an enterprise considered a “tax resident enterprise” in China. Once a non-PRC company is deemed to be a PRC tax resident enterprise by following the “de facto management bodies” concept and any dividend distributions from such company are regarded as income derived from sources within China, PRC income tax withholding may be imposed and applied to dividend distributions from the deemed PRC tax resident enterprise to its foreign shareholders.

VAT

Pursuant to the Interim Regulations on Value-added Tax as amended on November 10, 2008, and the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are required to pay VAT. The Interim Regulations on Value-added Tax and their Implementing Rules also provide that gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a rate of 13%.

On September 23, 2013, the SAT and the MOF issued the Circular on the Value-added Tax Policy for Solar Power Generation, according to which, from October 1, 2013 to December 31, 2015, solar power producers selling electricity are entitled to a 50% immediate refund of any VAT paid.

Foreign Currency Exchange

Foreign currency exchange regulation in the PRC is primarily governed by the Regulations on the Administration of Foreign Exchange, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange. Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the SAFE. Foreign-invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the NDRC, the MOC, and registration with the SAFE.

In August 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular No. 142, regulating the conversion by a foreign invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. Pursuant to the SAFE Circular No. 142, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB-denominated loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. Furthermore, on March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular NO.19, which will replace the SAFE Circular NO.142 when it becomes effective on June 1, 2015. SAFE Circular NO.19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. Since SAFE Circular NO.19 was recently issued, there are uncertainties in interpretation and implementation as to actual transactions.

In February 2012, the SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice replaced a prior rule issued by SAFE in 2007, the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company. Under the Stock Option Notice, domestic individuals who participate in equity incentive plans of an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the previous rules.

In November 2012, the SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE’s approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches.

On July 4, 2014, the SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the PRC residents, name and operation term), increase or decrease of capital contribution by the PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

On February 13, 2015, the SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, which will be effective on June 1, 2015. This circular aims to further remove or simplify the approval requirements of SAFE upon the direct investment by foreign investors.

Dividend Distribution

The principal laws and regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Company Law of the PRC as amended on December 28, 2013, the Wholly Foreign Owned Enterprise Law of the PRC as amended on October 31, 2000, and the Implementing Rules of the Wholly Foreign Owned Enterprise Law of the PRC as amended on February 19, 2014.

Under these laws and regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a wholly foreign owned enterprise in the PRC is required to set aside as general reserves at least 10% of its after-tax profit, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. A wholly foreign owned enterprise is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. A wholly foreign owned enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds and expansion funds, which may not be distributed to equity owners except in the event of liquidation.

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to the world’s major intellectual property conventions, including:

·	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

·	Paris Convention for the Protection of Industrial Property (March 19, 1985);

·	Patent Cooperation Treaty (January 1, 1994); and

·	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

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

PRC law provides that anyone wishing to exploit the patent of another must enter into a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models under certain circumstances but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the SIPO, is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such a decision within three months from receiving notification by filing a suit in people’s court in the PRC.

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce handles trademark registrations and grants trademark registrations for a term of ten years which are renewable upon maturity. Trademark license agreements must be filed with the Trademark Office for record.

C.	Organizational Structure

The following table sets out our principal subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of Ownership
JinkoSolar Technology Limited (“Paker”)	November 10, 2006	Hong Kong	100%
Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%
Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%
JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%
Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%
JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%
Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%
JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%
Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%
JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%
JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%
JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%
JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%
Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%
Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%
Jinko Solar Pty Ltd. (“JinkoSolar South Africa”)	April 13, 2012	South Africa	100%
Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%
JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)*	November 12, 2013	Cayman	100%
JinkoSolar WWG Investment Co., Ltd (“WWG Investment”)	April 8, 2014	Cayman	100%
JinkoSolar Comércio do Brazil Ltda (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%
Projinko Solar Portugal Unipessoal LDA.	February 20, 2014	Portugal	100%
JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%
Jiangxi Jinko Domestic Photovoltaics Technology Co., Ltd	October 8, 2014	PRC	100%
Zhejiang Jinko Financial Leasing Co., Ltd	October 10, 2014	PRC	100%
Zhejiang Jinko Domestic Photovoltaics Technology Co., Ltd	October 15, 2014	PRC	100%
Shanghai Jinko Photovoltaics Technology Co., Ltd	November 6, 2014	PRC	100%
Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%
JinkoSolar Household PV Technology Holding Co., Ltd	December 30, 2014	Hong Kong	100%

* JinkoSolar Power is the holding company of a number of power plant project companies established in various locations in China.

The following table sets forth information concerning the JinkoSolar Power’s major subsidiaries as of December 31, 2014:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of Ownership
Canton Best Limited (“Canton Best BVI”) **	September 16, 2013	BVI	100%
Wide Wealth Group Holding Limited (“Wide Wealth Hong Kong”)**	June 11, 2012	Hong Kong	100%
Jiangxi JinkoSolar Engineering Co., Ltd. (“Jinko Engineering”) (Originally named as Shangrao Jinko PV Technology Engineering Co., Ltd.)	July 28, 2011	PRC	100%
Jinko Power Co., Ltd. (Zhejiang) (formerly Haining JinkoSolar Investment Co.,Ltd)	September 14, 2012	PRC	100%

**Canton Best BVI is a wholly owned subsidiary of JinkoSolar Power, and Wide Wealth Hong Kong is a wholly owned subsidiary of Canton Best BVI. Wide Wealth Hong Kong holds solar power operating subsidiaries in PRC.

D.	Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in Jiangxi and Zhejiang Provinces in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules and solar power generation. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. Leveraging our expertise in manufacturing high quality solar modules and our experience in the PV industry, we also develop PV projects in China and provide solar system integration services. As of December 31, 2014, we had annual capacity of approximately 2.5 GW each for silicon ingots and wafers, 2.0 GW for solar cells and 3.2 GW for solar modules. As of December 31, 2014, our share of completed solar power projects amounted to 503 MW.

Our revenues were RMB4,794.8 million, RMB7,078.8 million and RMB9,978.5 million (US$1,608.2 million) in 2012, 2013 and 2014, respectively. We had net loss of RMB1,542.4 million in 2012, and net income of RMB188.0 million and RMB673.0 million (US$108.5 million) in 2013 and 2014, respectively.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Our business and revenue growth depends on the industry demand for solar power and solar power products. In the second half of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. In early 2010, as the effect of the global financial crisis started to subside, industry demand for solar power and solar power products started to revive. Access to financing continued to improve from 2010 to the first half of 2011, driven by increasing awareness of renewable energy, stronger balance sheets for financing providers and sustainable government incentives to develop solar as an alternative energy solution. However, in 2011, a decrease in payment to solar power producers, in the form of FIT and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as FIT. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. Compared with 2013, our business and revenue increased in Europe in 2014, partly due to the significant increase in demand for solar modules in UK.

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

The increased use of credit sales and the longer credit terms had led to increased accounts receivable turnover and increased the risk of bad debts. For example, our accounts receivable turnover were 156 days, 114 days and 102 days in 2012, 2013 and 2014, respectively. In particular, in 2012, 2013 and 2014, our accounts receivable turnover in the U.S. were 37 days, 45 days and 34 days, respectively; Our accounts recevable turnover in South Africa were nil, 50 days, and 81 days, respectively and our accounts receivable turnover in China were 119 days, 131 days and 146 days, respectively. Correspondingly, we recorded significantly higher provisions for accounts receivable. We recorded provisions for accounts receivable of RMB673.7 million, RMB446.0 million and RMB428.6 million (US$69.1 million) as of December 31, 2012, 2013 and 2014, respectively. We expect the use of credit sales to continue in the industry and this trend will continue to negatively affect our liquidity and our accounts receivable turnover. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, we may need to continue to provide for doubtful accounts and may need to write off overdue accounts receivable we determine as not collectible.

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

The pricing of solar power products began to stabilize in 2013, as weaker players exited the market. Nonetheless, we expect the market prices of solar power products to continue to decline in the long term due to continued advancements in processing technologies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.”

Government Subsidies, Policies and Economic Incentives

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives. Because the cost of solar power currently exceeds, and we believe will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy. Various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources.

Countries in Europe, notably Italy, Germany, France, Belgium and Spain, certain countries in Asia, including China, Japan, India and South Korea, as well as Australia and the United States have adopted renewable energy policies. Examples of government sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives to end users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, the German government has introduced legislation to reduce the FIT program since 2010 due to the strong growth of its domestic solar market. In Spain, since 2009, continued reductions in the FIT as a result of its government’s spending cut backs have resulted in a weakened solar market. In 2010, Italy also announced annual reductions to FIT beginning in 2011 in an effort to impede overheating of its solar market. In 2011 and 2012, several countries, including Germany, Italy, France, Greece, Spain and Belgium continued to reduce their FIT as well as other incentive measures.

Our revenue and operating results may be adversely impacted by unfavorable policy revisions if FIT in the United States and Chile, our two largest export markets, and certain other major markets for solar power and solar power products are further reduced. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and solar power to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. We believe that the growth of the solar power industry in the short term will continue to depend largely on the availability and effectiveness of government incentives for solar power products and the competitiveness of solar power in relation to conventional and other renewable energy resources in terms of cost. In addition, our revenue from the sale of electricity generated from our solar power projects may be adversely impacted by unfavorable policy revisions of FIT in China, as FIT constitute a substantial part of the payments made to our projects for the electricity generated and sold.

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as Europe. For example, during 2012, the U.S. Department of Commerce imposed a cash deposit rate of 13.94% (for dumping margin) and 15.24% (for subsidy rate) on our products for the imports of crystalline silicon PV cells, whether or not assembled into modules from the People’s Republic of China. As a result of the latest round of investigations initiated in December 2013 by the International Trade Commission and in January 2014 by the U.S. Department of Commerce against imports of certain solar PV products from China, we may be subject to new anti-dumping and countervailing duties imposed by the U.S. government. In addition, on December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating from or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers, including JinkoSolar, to limit their exports of solar panels to the European Union and for no less than a minimum price, which will exempt us from both anti-dumping and anti-subsidy duties. We expect our exports to both the U.S. market and European market to be adversely affected by these duties. Our direct sales to the U.S. market and European market accounted for 17.7% and 15.6 % of our total revenue in 2014, respectively.

In particular, the revenues and profitability of our solar power generation business in China will depend to a significant extent on regulatory policies in China. We have recently expanded our solar power generation business in response to a number of favorable policy developments. These policy developments have presented new business opportunities, increased the stability of our earnings and improved our anticipated revenue and profitability. In 2013, China’s State Council described principles promoting the PV industry through (i) the exploration of the distributed PV power generation market, (ii) the improvement to the grid connection management and service, in particular for PV power generation, (iii) the improvement to pricing and subsidy policies and development of fund for renewable energy and (iv) support from the financial institutions to the PV industry, among other matters. China’s State Council also recently increased the installed capacity target for solar electricity a number of times, announcing, in 2013, that the installed capacity for solar electricity is expected to reach more than 35 GW by 2015 at a growth rate of about 10 GW a year between now and then, and to reach more than 100 GW by 2020. In addition, in 2013, the NDRC, the National Energy Commission and the MOF instituted a number of measures to standardize settlement of FIT. In 2013, the MOF also proposed to almost double the renewable surcharge for electricity end-users from RMB0.008 per kW to RMB0.015 per kW, effective September 25, 2013. In 2013, the NDRC also announced that distributed-generation-connected projects will receive new subsidies.

Our solar power generation and operations capabilities

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

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2014, we had annual capacity of approximately 2.5 GW each for silicon ingots and wafers, 2.0 GW for solar cells and 3.2 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

We commenced developing solar power projects and providing solar system integration services in late 2011. As of December 31, 2014, our share of completed solar power projects amounted to 503 MW. As we expand our solar power generation and solar system integration business, we expect that the contribution of this new business to our revenue will increase, which will have a positive effect on our results of operations and gross profit margin as solar power generation and solar system integration business normally has a higher gross profit margin than sales of solar modules.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2012, 2013 and 2014, the average conversion efficiency rate of our solar cells using our monocrystalline silicon wafers were 18.6%, 18.6% and 19.6%, respectively, and the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers were 17.6%, 17.9% and 18.2%, respectively.

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

	2012		2013		2014
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Products
Recovered silicon materials	270.4	0.0	14,559.7	0.2	11,272.6	1,816.8	0.1
Silicon ingots	1,885.6	0.0	1,189.7	0.0	-	-	-
Silicon wafers	328,428.6	6.8	70,637.0	1.0	286,585.0	46,189.1	2.9
Solar cells	138,686.4	2.9	184,203.1	2.6	200,643.6	32,337.9	2.0
Solar modules	3,897,288.0	81.3	6,660,317.5	94.1	9,155,396.0	1,475,582.0	91.8
Services
Solar system EPC	213,174.4	4.5	201.1	0.0	11,209.6	1,806.7	0.1
Processing services	213,427.9	4.5	71,010.7	1.0	69,581.4	11,214.5	0.7
Revenue from generated electricity	1,607.1	0.0	76,719.7	1.1	243,840.4	39,299.9	2.4
Total	4,794,768.4	100.0	7,078,838.5	100.0	9,978,528.6	1,608,246.9	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, our sales volumes and approximate average selling prices for the periods indicated:

	2012	2013	2014
Sales volume:
Recovered silicon materials (metric tons)	0.0	5.0	3.9
Silicon ingots (MW)	1.1	0.3	-
Silicon wafers (MW)	197.4	54.8	229.6
Solar cells (MW)	78.5	113.2	134.2
Solar modules (MW)	912.4	1,765.1	2,423.1
Average selling price (RMB):
Recovered silicon materials (per kilogram)	-	2.9	2.9
Silicon ingots (per watt)	1.6	4.0	-
Silicon wafers (per watt)	1.7	1.3	1.2
Solar cells (per watt)	1.8	1.6	1.5
Solar modules (per watt)	4.3	3.8	3.8

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; and (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2012, 2013 and 2014, our cost of revenues was RMB4,562.5 million, RMB5,641.5 million and RMB7,738.5 million (US$1,247.2 million), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses, impairment of long-lived assets and provision for advance to suppliers.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2012, 2013 and 2014, our selling and marketing expenses were RMB343.4 million, RMB492.6 million and RMB769.0 million (US$123.9 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees as well as provision for bad debts. In 2012, 2013 and 2014, our general and administrative expenses were RMB760.8 million, RMB230.1 million and RMB423.9 million (US$68.3 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and, salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2012, 2013 and 2014, our research and development expenses were RMB69.0 million, RMB65.5 million and RMB106.6 million (US$17.2 million), respectively.

Provision for advance to suppliers. In 2012, we made provision of RMB227.1 million for the outstanding balances of inventory purchase prepayments, primarily to two suppliers under long-term polysilicon supply contracts as a result of the continuing decline in the polysilicon purchase price and the adverse developments in those suppliers’ operations during 2012. We did not make a provision for the outstanding balances of inventory purchase prepayments in 2013 and made RMB2.7 million (US$0.4 million) provision for the outstanding balances of inventory purchase prepayments in 2014.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment in our wafer and cell production line. In 2012, 2013 and 2014, we recognized impairment of long-lived assets of RMB65.5 million, RMB3.6 million and RMB6.2 million (US$1.0 million), respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2012, 2013 and 2014, we incurred net interest expenses of RMB221.7 million, RMB223.4 million and RMB287.7 million (US$46.4 million), respectively.

Convertible Senior Notes Issuance Costs

We incurred costs in association with the issuance of convertible senior notes in the principal amount of US$150 million in January 2014. Our convertible senior notes issuance costs consist primarily of legal fees, initial purchasers’ discount and printing fees. Since we elected to measure the convertible senior notes in their entirety, at fair value, issuance costs of RMB26.1 million (US$4.2 million) associated with the offering were expensed upon issuance of the notes.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations for us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. In 2012, 2013 and 2014, our government subsidy income, which was not assets related, was RMB40.9 million, RMB7.6 million and RMB49.8 million (US$8.0 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB119.8 million, RMB63.3 million and RMB92.4 million (US$14.9 million) in 2012, 2013 and 2014, respectively.

Exchange Loss/(Gain)

In 2012, we had foreign-exchange loss of RMB36.5 million primarily due to the depreciation of the Euro against the Renminbi. In 2013 and 2014, we incurred foreign exchange loss of RMB38.5 million and RMB147.1 million (US$23.7 million), respectively, primarily due to the depreciation of the Euro and Japanese Yen against the Renminbi.

Other Income/ (Expenses), Net

Other income/ (expenses) consists primarily of income from sales of used packaging materials, compensation from our suppliers and expenses relating to charitable donations. In 2012, we had net other income of RMB4.3 million mainly due to compensation received from one of our suppliers for breach of contact. In 2013, we had net income of RMB6.9 million in 2013 primarily due to compensation received from local government for power cut. We had net expense of RMB1.7 million (US$0.3 million) in 2014.

Change in Fair Value of Forward Contracts

In 2012, we recognized loss of RMB9.0 million as a result of a change in fair value of foreign currency forward contacts due to the depreciation of the Euro against the Renminbi. In 2013, we recognized a gain of RMB48.4 million as a change in fair value of foreign currency forward contracts due to the fluctuation of the Euro against the Renminbi in 2013. We recognized a loss of RMB0.7 million (US$0.1 million) as a change in fair value of foreign currency forward contracts due to the fluctuation of the Euro against the Renminbi in 2014.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

In 2012 and 2013, we recognized loss from a change in fair value of convertible senior notes and capped call option of RMB97.2 million and RMB212.9 million, respectively. In 2014, we recognized gain from a change in fair value of convertible senior notes and capped call option of RMB64.1 million (US$10.3 million).

Change in Fair Value of Available-for-sales Investment

In 2012 and 2013, we recognized gain from a change in fair value of available-for-sales investment of nil and RMB6.0 million, respectively. In 2014, we recognized loss from a change in fair value of available-for-sales of RMB5.8 million (US$0.9 million).

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, as amended, and options for a total of 5,685,322 ordinary shares were outstanding as of December 31, 2014. We adopted our 2014 Equity Incentive Plan on August 18, 2014 and options for a total of 9,940,000 ordinary shares were outstanding as of December 31, 2014. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2012, 2013 and 2014:

	2012	2013	2014
	(RMB in thousands)	(RMB in thousands)	(RMB in thousands)	(US$ in thousands)	(%)
Cost of revenues	947.4	505.0	203.1	32.7	0.5
Selling and marketing expense	2,128.2	1,499.2	6,397.9	1,031.2	15.0
General and administrative expense	14,267.5	15,988.0	34,164.5	5,506.3	80.0
Research and development expense	-	-	1,924.4	310.2	4.5
Total share-based compensation expenses	17,343.1	17,992.2	42,689.9	6,880.4	100.0

Taxation

We derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. Under the CIT Law, which became effective on January 1, 2008, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. However, according to the CIT Law and the Implementation Rules of the CIT Law, the “two-year exemption” and “three-year half deduction” tax preferential policy was grandfathered, under which a foreign invested enterprise of a production nature scheduled to operate for no less than ten years would be eligible for a corporate income tax exemption of two years followed by a three-year 50% reduction on its applicable corporate income tax rate, in each case beginning with its first year of profitability. As a result, Jiangxi Jinko and Zhejiang Jinko were exempted from corporate income tax in 2009 and subject to corporate income tax at the reduced rate of 12.5% from 2010 to 2012. Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko and Jiangxi Materials were and would be subject to a preferential tax rate of 15% for their fiscal years ended December 31, 2014 and 2015 if the relevant conditions are met. Zhejiang Jinko was subject to a preferential tax rate of 15% for the fiscal year ended December 31, 2014. Applications for the preferential tax rate of Zhejiang Jinko for the fiscal years ending December 31, 2015 to 2017 are currently under review.

In addition, under the CIT Law, an enterprise established outside China with “de facto management bodies” within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC corporate income tax at the rate of 25% on its global income. Under the Implementation Rules of the CIT Law, the term “de facto management bodies” refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. On April 22, 2009, the SAT promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC tax residents such as our company, JinkoSolar Technology and Wide Wealth Group Holdings Limited. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. In any event, our company, JinkoSolar Technology and Wide Wealth Group Holdings Limited do not have substantial income from operations outside of China, and we do not expect to derive substantial earnings from operations outside of China in the foreseeable future.

Under the CIT Law and the Implementation Rules of the CIT Law, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. Under the tax arrangement between Hong Kong and China, a reduced tax rate of 5% for dividends paid to a Hong Kong company will be applied provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary. Both JinkoSolar Technology and Wide Wealth Group Holdings Limited are our Hong Kong subsidiaries. 100% of the equity interests in Jiangxi Jinko, 25% of the equity interests in Zhejiang Jinko and 100% of the equity interests in JinkoSolar (Shanghai) Management Co., Ltd. are owned directly by JinkoSolar Technology. 100% of the equity interests in Shangrao Jinko PV Technology Engineering Co., Ltd. are owned directly by Wide Wealth Group Holdings Limited. If neither JinkoSolar Technology nor Wide Wealth Group Holdings Limited is deemed a PRC tax resident enterprise and is treated as the beneficial owner of the dividends paid by Jiangxi Jinko, Zhejiang Jinko and JinkoSolar (Shanghai) Management Co., Ltd. to JinkoSolar Technology, or the dividends paid by Shangrao Jinko PV Technology Engineering Co., Ltd. to Wide Wealth Group Holdings Limited, as the case may be, and owns such equity for at least 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax pursuant to the tax arrangement between Hong Kong and China as discussed above. According to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the SAT on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under a bi-lateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Administration of Taxation on How to Understand and Identify a “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. The circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non- residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments.

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the State Council of China, effective on January 1, 1994 and further amended and effective on January 1, 2009, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. In addition, under the current Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

Effective January 1, 2012, the PRC Ministry of Finance and the SAT launched the Pilot Program in Shanghai. On April 10, 2013, the State Council announced the nationwide implementation of the Pilot Program, which took effect from August 1, 2013. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. In addition, the PRC Ministry of Finance and the SAT released a notice, which further expanded the scope of taxable services subject to VAT on December 12, 2013, effective from January 1, 2014, replacing the Business Tax to Value Added Tax Circular 37 released by the PRC Ministry of Finance and the SAT on May 24, 2013.

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

For sales of PV products from the PRC to foreign customers, delivery of the products generally occurs at the point in time the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV products to domestic customers in the PRC or by foreign subsidiaries, delivery of the product generally occurs at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

We entered into certain sales contracts with retainage terms since 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period which generally range from one year to two years (the “Retainage Period”). Given our limited experience with respect to the collectability of the retainage, we defer recognition of the retainage as revenue until the customers pay us after the Retainage Period expires. As of December 31, 2014, the total amounts of retainage that were not recognized as revenue were RMB194.2 million (US$31.3 million).

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

We recognize electricity generation revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and be transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. The price of electricity generated by our utility-scale and groud-mounted DG power plants include a portion that is subsidized by the Chinese central government.

In addition, our rooftop DG power plants are entitled to additional subsidies granted by Chinese central or local government on top of the sales price stipulated in the electricity sales supply agreements.

Since July 1, 2013, we recognize these subsidies as revenue when electricity is generated and transmitted to the grid and the electricity generation records are reconciled with the grid company because there are no further conditions attached to those subsidies and the above revenue recognition criteria are satisfied at such point of time.

We recognize revenue related to solar system integration projects on the percentage-of-completion basis. We estimate our revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly. No loss provision was recorded in the years ended December 31, 2012, 2013 and 2014.

Before the third quarter of 2014, we received a government subsidy portion of electricity revenue from local grid companies without being requested to issue VAT invoices, and we recognized 100% of the government subsidy portion as revenue, which was consistent with the relevant PRC tax regulations. During the third quarter of 2014, our operating subsidiaries were requested by the State Grid Corporation of China to issue VAT invoices for the government subsidy portion as a condition for the grid companies to pay the government subsidy to us. By issuing the VAT invoice, an operating subsidiary would be subject to VAT liability on the government subsidy portion of electricity generation revenue. As a result of such change, we recorded a cumulative VAT payable and a reduction of revenue in 2014 for the amount of RMB7.7 million related to previous years. In addition, starting from 2014, we record VAT payable with a corresponding reduction to revenue at the time of recognizing the government subsidy as revenue.

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

Our second segment is the downstream solar power projects (“solar power projects segment”), under which we develop, construct and operate the solar power projects, including (i) power generation, (ii) engineering, procurement, and construction (“EPC”), (iii) connecting solar power projects to the grid and operation and maintenance of the solar power projects.

Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assess accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, we conduct a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, our historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. We will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is reasonably assured. We may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, we closely monitor the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluate whether any of such adverse change warrants further action to be taken us, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. The receivable from insurance is only recorded when insurance claim has been submitted to the insurance company and been accepted and acknowledged by the carrier and recovery is considered reasonably assured. Upon recording the recovery, the bad debt expense is reduced.

Allowances for doubtful accounts receivable were RMB673.7 million, RMB446.0 million and RMB428.6 million (US$69.1 million) for 2012, 2013 and 2014, respectively. In 2014, the decrease of allowances for doubtful accounts receivable was primarily due to the reversal of allowance for bad debts as a result of the subsequent cash collection of long-aged accounts receivable.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. Provisions for inventories valuation were RMB332.3 million, RMB163.7 million and RMB75.9 million (US$12.2 million) for the years ended December 31, 2012, 2013 and 2014, respectively.

In addition, we analyze our firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2012, 2013 and 2014.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. We compute depreciation using the straight-line method over the following estimated useful lives:

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

Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, we capitalize interest on amounts expended on the project at our weighted average cost of borrowing money. Interest expense capitalized for the years ended December 31, 2012, 2013 and 2014 were RMB7.5 million, RMB7.1 million and RMB4.1 million (US$0.7 million), respectively.

Project assets

Project assets represented the costs of solar power plants held for generation of electricity revenue and solar power plants under construction. Project assets are stated in the consolidated balance sheets at cost less accumulated depreciation and impairment provision, if any.

Costs of project assets consist primarily of costs relating to construction of solar power plants at various stages of development. These costs include costs for procurement of solar module and other equipment (including intercompany purchases), cost of land on which solar power plants are developed and other direct costs for developing and constructing solar power plants, such as costs for obtaining permits required for solar power plants and costs for designing, engineering, interest costs capitalized and installation in the course of construction. Such costs are capitalized starting from the point when it is determined that development of the solar power plant is probable. For a solar power project asset acquired from third parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition costs.

Costs capitalized in the construction of solar power plants under development will be transferred to solar power plants upon completion and when they are ready for intended use, which is at the point of time when the solar power plants are connected to the grids and begin to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for the intended use. Depreciation is computed using the straight-line method over the expected life of 20 years.

As of December 31, 2012, 2013 and 2014, the balances of project assets were RMB536.4 million, RMB1,358.9 million and RMB4,353.1 million (US$701.6 million), respectively. As of December 31, 2012, 2013 and 2014, project assets with book value of RMB349.5 million, RMB1,349.7 million and RMB2,027.6 million (US$326.8 million) had been completed and connected to the grid. The revenue from connection to the grid for the years ended December 31, 2012, 2013 and 2014 is RMB1.6 million, RMB76.7 million and RMB237.6 million (US$38.3 million), respectively.

Land use rights and land lease

a. Land use rights

Land use rights represent acquisition costs to purchase land use rights from the PRC government, which are evidenced by property certificates. The periods of these purchased land use rights are either 50 years or 70 years. We classify land use rights as long term assets on the balance sheet and cash outflows related to acquisition of land use right as investing activities.

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 50 years or 70 years, as applicable.

b. Land lease

For certain of our solar power project, we enter into land lease contracts with the owners of the land use rights. Under such lease arrangements, the owners retain the property right of the land use rights. While we can only set up the solar panels on these leased lands but does not have the right to sell, lease or dispose the land use rights. Accordingly, land leases are classified as operating leases, with the lease payments being recognised over the lease periods of 20 years to 50 years as operating expenses. Such land lease payments are classified as operating cash outflows.

Investments in affiliates

We hold equity investments in affiliates for which we do not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein we record our proportionate share of the investees’ income or loss in its consolidated financial statements. Cost method is used for investments over which we do not have the ability to exercise significant influence.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets related to the retirement of certain equipment in the wafer and cell production line that had become obsolete were RMB65.5 million, RMB3.6 million and RMB6.2 million (US$1.0 million) in 2012, 2013 and 2014, respectively.

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

Due to limited warranty claim history, we estimate warranty costs based on an assessment for our competitors’ history while incorporating estimates of failure rates through our quality review. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, we will prospectively revise our accrual rate. We began the sales of solar modules in the first half of 2009 and have not experienced any material warranty claims to-date in connection with declines in the power generation capacity of our solar modules or defects. The liability for warranty cost as of December 31, 2012, 2013 and 2014 were RMB130.5 million. RMB195.2 million and RMB287.1 million (US$46.3 million), respectively.

The warranty costs were classified as current liabilities (under a balance sheet item named other payables and accruals) and non-current liabilities (under a balance sheet item named accrued warranty costs – non-current), respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. In 2012, 2013 and 2014, warranty cost expenses were RMB40.2 million, RMB67.5 million and RMB92.3 million (US$14.9 million), respectively. The utilization of the warranty accruals for the years ended December 31, 2012, 2013 and 2014 were RMB6.2 million, RMB2.8 million and RMB0.4 million (approximately US$60,000).

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

Government grants

Government grants related to technology upgrades and development of export markets are recognized as subsidy income when received. In 2012, 2013 and 2014, we received financial subsidies of RMB40.9 million. RMB7.6 million and RMB49.8 million (US$8.0 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of RMB119.8 million, RMB63.3 million and RMB92.4 million (US$14.9 million) during 2012, 2013 and 2014, respectively.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income taxes are not provided on undistributed earnings of the Company’s subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested total RMB1,284.4 million (US$207.0 million) and the amount of the unrecognized deferred taxes liabilities on the permanently reinvested earnings was RMB64.2 million (US$10.4 million) as of December 31, 2014.

Valuation allowances are determined by assessing both positive and negative evidence and have been provided against the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2012, 2013 and 2014, valuation allowances of RMB402.9 million, RMB242.1 and RMB75.3 million (US$12.1 million) were provided against deferred tax assets because it was more likely than not that such portion of deferred tax would not be realized based on our estimate of the future taxable income of all our subsidiaries. If events occur in the future that allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowances were reversed in 2014 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance of certain subsidiaries, we have determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, we reversed the valuation allowance of RMB222 million in 2014.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2012, 2013 and 2014, we did not record any liability for any uncertain tax positions.

Long-term payables

Long-term payable represents the amounts due to suppliers for purchase of material used in the project assets construction. As part of the payment term, we retain a portion of the purchase price, which will generally be paid by us two to three years after the related solar projects are completed. The retainages are paid upon certain specific conditions are met or passage of time. Long-term payable is initially recorded at the present value determined based on the market interest rate for long-term borrowing, and amortized over the payment terms of two to three years.

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

Our financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term investments, accounts and notes receivable, forward contract receivable, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contract payables, short-term borrowings, long-term borrowings and convertible senior notes. Except for long-term borrowing and convertible senior notes, the carrying values of these financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

We classify the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

Available-for-sale investment

On a recurring basis, we measure available-for-sale investment at fair value. Since the available-for-sale investment does not have quoted price in active markets, we have adopted Binomial Tree option pricing model to assess their fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as our best estimates on the valuation date.

Inputs related to the Binomial Tree option pricing model for the valuation of the fair value of available-for-sale investment are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price is most significant to valuation determination. The following methods were adopted for each input:

a.	Spot price: quoted closing price of listed shares of Kinexia SpA(KNX IM) as of each re-measurement date;

b.	Conversion price: according to the indenture of the subject available-for-sale investment;

c.	Time to maturity: time period from the respective re-measurement date to maturity date. Maturity date was referred from the indenture of the subject available-for-sale investment;

d.	Expected dividend yield: based on indicative dividend yield of the underlying company (i.e. KNX.IM) as of each re-measurement date;

e.	Expected share volatility: based on the implied volatility of the listed shares of Kinexia (i.e. KNX.IM) with a time period equal to the time to maturity as of each re-measurement date;

f.	Risk free interest rate: based on the yield of Italy Treasury Bonds with a maturity equal to the time to maturity as of each re-measurement date; and

g.	Yield-to-maturity: based on the average yield-to-maturity of comparable corporate bullet bonds with similar remaining maturity period and credit risk as of each re-measurement date.

In 2012 and 2013, we recognized gain from a change in fair value of available-for-sales investment of nil and RMB6.0 million, respectively. In 2014, we recognized loss from a change in fair value of available-for-sales of RMB5.8 million (US$0.9 million).

The sensitivity analysis below has been determined based on the exposure to spot price at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in the input.

·	If the spot price had been 10 percent higher and all other inputs were held constant as of December 31, 2014, the fair value of available-for-sale investment would have increased by RMB63 thousand or 0.30%. If spot price had been 10 percent lower and all other inputs were held constant as of December 31, 2014, the fair value of the available-for-sale investment would have decreased by RMB36 thousand or 0.17%.

·	If expected share volatility had been 10 percent higher and all other inputs were held constant as of December 31, 2014, the fair value of the available-for-sale investment would have increased by RMB58 thousand or 0.28%. If expected share volatility had been 10 percent lower and all other inputs were held constant as of December 31, 2014, the fair value of the available-for-sale investment would have decreased by RMB21 thousand or 0.10%.

Convertible Senior Notes and Capped Call Options

The Company has adopted valuation models to assess the fair value for capped call options and the Notes, as the capped call options are not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. Both capped call options and the Notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, yield-to-maturity and put option exercisable period, of which spot price and expected share volatility are most significant to valuation determination of convertible debt.

A summary of changes in fair value of capped call options for the year ended December 31, 2013 and 2014 were as follows:

	For the year ended December 31,
	2013	2014
	RMB	RMB
Balance at January 1,	16,131,208	107,223,601
Foreign exchange gain/(loss)	(1,203,512)	563,725
Change in fair value of capped call options	92,295,905	(86,689,063)
Balance at December 31,	107,223,601	21,098,263

A summary of the assumptions used in the valuation of convertible senior notes and Capped call options due 2016 was as follows:

	As of December 31,
	2013		2014

Fair value of ADS	US$	29.30	US$	19.71
Strike price	US$	33.75	US$	33.75
Risk free interest rate		0.53%		0.44%
Dividend yield		-		-
Standard Volatility		70.6%		64.31%

The sensitivity analysis below has been determined based on the exposure to spot price and expected share volatility of the underlying shares at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in these inputs.

·	If the spot price had been 10 percent higher and all other inputs were held constant as of December 31, 2014, the fair value of the convertible senior notes would have increased by RMB16.82 million or 2.33% and the Company’s net income for the year ended December 31, 2014 would have decreased by RMB16.82 million. If spot price had been 10 percent lower and all other inputs were held constant as of December 31, 2014, the fair value of the convertible debt would have decreased by RMB22.12 million or 3.07%, and the Company’s net income for the year ended December 31, 2014 would have increased by RMB22.12 million.

·	If expected share volatility had been 10 percent higher and all other inputs were held constant as of December 31, 2014, the fair value of the convertible senior notes would have increased by RMB10.64 million or 1.47% and the Company’s net income for the year ended December 31, 2014 would have decreased by RMB10.64 million. If expected share volatility had been 10 percent lower and all other inputs were held constant as of December 31, 2014, the fair value of the convertible debt would have decreased by RMB18.05 million or 2.50% and the Company’s net income for the year ended December 31, 2014 would have increased by RMB18.05 million.

The sensitivity analysis below has been determined based on the exposure to spot price and expected share volatility for capped call option at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in these inputs.

·	If the spot price had been 10 percent higher and all other inputs were held constant as of December 31, 2014, the fair value of the capped call option would have increased by RMB7.07 million or 33.51% and the Company’s net income for the year ended December 31, 2014 would have increased by RMB7.07 million. If spot price had been 10 percent lower and all other inputs were held constant as of December 31, 2014, the fair value of the capped call option would have decreased by RMB4.69 million or 22.23%, and the Company’s net income for the year ended December 31, 2014 would have decreased by RMB4.69 million.

·	If expected share volatility had been 10 percent higher and all other inputs were held constant as of December 31, 2014, the fair value of the capped call option would have increased by RMB1.71 million or 8.13% and the Company’s net income for the year ended December 31, 2014 would have increased by RMB1.71 million. If expected share volatility had been 10 percent lower and all other inputs were held constant as of December 31, 2014, the fair value of the capped call option would have decreased by RMB1.54 million or 7.28% and the Company’s net income for the year ended December 31, 2014 would have decreased by RMB1.54 million.

A summary of the assumptions used in the valuation of convertible senior notes due 2019 was as follows:

	As of December 31,
	2013	2014

Fair value of ADS	-	US$19.71

Risk free interest rate	-	1.51%
Dividend yield	-	-
Standard Volatility	-	66.31%

The sensitivity analysis below has been determined based on the exposure to spot price and expected share volatility of the underlying shares at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in these inputs.

·	If the spot price had been 10 percent higher and all other inputs were held constant as of December 31, 2014, the fair value of the convertible debt would have increased by RMB15.91 million or 1.94% and the Company’s net income for the year ended December 31, 2014 would have decreased by RMB15.91 million. If spot price had been 10 percent lower and all other inputs were held constant as of December 31, 2014, the fair value of the convertible debt would have decreased by RMB29.86 million or 3.65%, and the Company’s net income for the year ended December 31, 2014 would have increased by RMB29.86 million.

·	If expected share volatility had been 10 percent higher and all other inputs were held constant as of December 31, 2014, the fair value of the convertible debt would have increased by RMB13.67 million or 1.67% and the Company’s net income for the year ended December 31, 2014 would have decreased by RMB13.67 million. If expected share volatility had been 10 percent lower and all other inputs were held constant as of December 31, 2014, the fair value of the convertible debt would have decreased by RMB29.38 million or 3.59% and the Company’s net income for the year ended December 31, 2014 would have increased by RMB29.38 million.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2012		2013		2014
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)
Consolidated Statement of Operations Data:
Revenues	4,794,768.4	100.0	7,078,838.5	100.0	9,978,528.6	1,608,246.9	100.0
Sales of recovered silicon materials	270.4	0.0	14,559.7	0.2	11,272.6	1,816.8	0.1
Sales of silicon ingots	1,885.6	0.0	1,189.7	0.0	—	—	0.0
Sales of silicon wafers	328,428.6	6.8	70,637.0	1.0	286,585.0	46,189.1	2.9
Sales of solar cells	138,686.4	2.9	184,203.1	2.6	200,643.6	32,337.9	2.0
Sales of solar modules	3,897,288.0	81.3	6,660,317.5	94.1	9,155,396.0	1,475,582.0	91.8
Solar system EPC	213,174.4	4.4	201.1	0.0	11,209.6	1,806.7	0.1
Revenue from generated electricity	1,607.1	0.0	76,719.7	1.1	243,840.4	39,299.9	2.4
Processing services	213,427.9	4.6	71,010.7	1.0	69,581.4	11,214.5	0.7
Cost of revenues	(4,562,531.3)	(95.2)	(5,641,487.1)	(79.7)	(7,738,488.5)	(1,247,217.9)	(77.6)
Gross profit	232,237.1	4.8	1,437,351.4	20.3	2,240,040.1	361,028.9	22.4
Total operating expenses	(1,465,724.3)	(30.6)	(791,806.0)	(11.2)	(1,308,428.1)	(210,880.3)	(13.1)
Income/(loss) from operations	(1,233,487.2)	(25.7)	645,545.4	9.1	931,612.0	150,148.6	9.3
Interest expenses, net	(221,719.8)	(4.6)	(223,376.9)	(3.2)	(287,667.7)	(46,363.6)	(2.9)
Convertible senior notes issuance costs	—	—	—	—	(26,052.9)	(4,199.0)	(0.3)
Subsidy income	40,902.6	0.9	7,583.2	0.1	49,785.3	8,023.9	0.5
Exchange loss	(36,472.7)	(0.8)	(38,468.0)	(0.5)	(147,057.9)	(23,701.4)	(1.5)
Other (expenses)/income, net	4,263.5	0.1	6,871.9	0.1	(1,692.2)	(272.7)	0.0
Change in fair value of forward contracts	(9,043.1)	(0.2)	48,390.4	0.7	(714.7)	(115.2)	0.0
Change in fair value of convertible senior notes and capped call options	(97,160.7)	(2.0)	(212,906.6)	(3.0)	64,101.6	10,331.3	0.6
Income/(loss) before income taxes	(1,552,717.4)	(32.4)	233,639.4	3.3	582,313.6	93,851.9	5.8
Income tax benefit/(expense)	8,917.6	0.2	(18,532.4)	(0.3)	134,334.0	21,650.7	1.3
Equity in (loss)/income of affiliated companies	(16.3)	(0.0)	(25,615.0)	(0.4)	9,549.3	1,539.1	0.1
Net income/(loss)	(1,543,816.1)	(32.2)	189,492.0	2.6	726,196.9	117,041.7	7.3
Less: Net (loss)/income attributable to the non-controlling interests	(1,394.0)	(0.0)	1,480.1	0.0	851.2	137.2	0.0
Less: Accretion to redemption value of redeemable non-controlling interests	—	—	—	—	52,320.7	8,432.6	0.5
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.	(1,542,422.1)	(32.2)	188,011.9	2.6	673,025.1	108,471.9	6.7

Reportable Segments

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our reportable segments. Management has determined that we operate our business in two segments: (i) the manufacturing segment and (ii) the solar power projects segment. Our manufacturing segment comprises our vertically integrated solar power product manufacturing business, under which we manufacture silicon ingots, wafers, cells and solar modules. Our solar power projects segment comprises the downstream solar power generation, construction and operation business, including (i) power generation, (ii) engineering, procurement, and construction, or EPC, (iii) connecting solar power projects to the grid and operation and maintenance, or O&M, of the solar power projects. We expect that our solar power project segment will experience a high growth and will become increasingly important in our overall business operations.

We started our solar power projects business in December 2011. The following table sets forth the results of operations of our segments and the reconciliation with our consolidated results of operations for 2012, 2013 and 2014:

	As of December 31, 2012
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	4,793,161,383	1,607,066	-	4,794,768,449
Revenues—intersegment	115,844,024	-	(115,844,024)	-
Gross profit— third parties	236,223,914	(3,986,799)	-	232,237,115
Gross profit—intersegment	1,098,425	-	(1,098,425)	-
Interest expense, net	(221,719,806)	-	-	(221,719,806)
Income before income taxes	(1,526,557,907)	(25,061,043)	(1,098,425)	(1,552,717,375)
Total assets	7,719,329,082	798,992,874	(146,001,635)	8,372,320,321

	As of December 31, 2013
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	7,045,771,578	33,066,937	-	7,078,838,515
Revenues—intersegment	323,522,112	43,652,800	(367,174,912)	-
Gross profit— third parties	1,417,204,215	20,147,192	-	1,437,351,407
Gross profit—intersegment	23,712,087	25,716,745	(49,428,832)	-
Interest expense, net	(209,340,372)	(14,036,530)	-	(223,376,902)
Income before income taxes	282,959,050	19,467,078	(68,786,825)	233,639,303
Total assets	10,309,643,591	2,218,556,658	(1,916,975,178)	10,611,225,071

	As of December 31, 2014
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	9,740,876,507	237,652,141	-	9,978,528,648
Revenues—intersegment	1,893,735,279	-	(1,893,735,279)	-
Gross profit— third parties	2,103,506,626	136,533,561	-	2,240,040,187
Gross profit—intersegment	153,331,546	-	(153,331,546)	-
Interest expense, net	(220,206,531)	(67,461,121)	-	(287,667,652)
Income before income taxes	721,810,289	13,834,867	(153,331,546)	582,313,610
Total assets	15,790,325,086	6,958,477,388	(3,661,166,040)	19,087,636,434

*Elimination refers to (1) the elimination of revenue and profit from the sale of solar modules from the manufacturing segment to the solar project segment; (2) the elimination of unsettled receivables of the manufacturing segment and unsettled payables of the solar projects segment resulting from the above sales of solar modules.

2014 compared with 2013

Revenues. Our revenues increased by 41.0% from RMB7,078.8 million in 2013 to RMB9,978.5 million (US$1,608.2 million) in 2014, primarily due to the increase in shipments of solar modules which was partially offset by the decline in average selling prices. The increase in electricity revenues generated from solar power projects was primarily due to the increase in the number and capacity of projects in the year 2014.

Our sales of solar modules increased by 37.5% from RMB6,660.3 million in 2013 to RMB9,155.4 million (US$1,475.6 million) in 2014, primarily due to the significant increase in sales volume, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 37.3% from 1,765.1  MW in 2013 to 2,423.1 MW in 2014. The average selling price of our solar modules decreased by 0.1% from RMB3.8 per watt in 2013 to RMB3.78 per watt (US$0.61 per watt) in 2014, primarily due to over-supply of solar power products in the market which makes the market value of solar modules decrease.

Our sales of silicon wafers increased by 306% from RMB70.6 million in 2013 to RMB286.6 million (US$46.2 million) in 2014. The sales volume of our silicon wafers increased by 319.0% from 54.8 MW in 2013 to 229.6 MW in 2014. The average selling price of our silicon wafers decreased by 3.2% from 2013 to in 2014.

Our sales of solar cells increased by 8.9% from RMB184.2 million in 2013 to RMB200.6 million (US$32.3 million) in 2014. The sales volume of our solar cells increased by 18.6% from 113.2 MW in 2013 to 134.2 MW in 2014. The average selling price of our solar cells decreased by 8.1% from 2013 to 2014.

Our revenue generated from providing solar system integration services increased from RMB0.2 million in 2013 to RMB11.2 million (US$1.8 million) in 2014. Our revenue generated from providing solar system integration services represents the collection of retainage for the EPC projects.

Our processing service fee decreased from RMB71.0 million in 2013 to RMB69.6 million (US$11.2 million) in 2014.

Our revenue from the sale of electricity generated by our solar power projects increased significantly from RMB76.7 million in 2013 to RMB243.8 million (US$39.3 million) in 2014, primarily due to an increase in our solar power projects in operation.

Cost of Revenues. Our cost of revenues increased by 37.2% from RMB5,641.5 million in 2013 to RMB7,738.5 million (US$1,247.2 million) in 2014, primarily due to the significant increase in sales volume of our solar modules, and to a lesser extent, our silicon wafers, and solar cells.

Gross Profit. Our gross profit increased by 55.8% from RMB1,437.4 million in 2013 to RMB2,240.0 million (US$361.0 million) in 2014. Our gross margin increased from 20.3% in 2013 to 22.4% in 2014, primarily due to improvements in the operating efficiency and higher gross margins from the electricity revenues of solar power projects, which were partially offset by the slight declines in average selling prices of solar modules.

Operating Expenses. Our operating expenses increased by 65.2% from RMB791.8 million in 2013 to RMB1,308.4 million (US$210.9 million) in 2014, primarily as a result of a significant increase in our selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses increased by 56.1% from RMB492.6 million in 2013 to RMB769.0 million (US$123.9 million) in 2014, primarily due to the increase in transportation expenses and warranty costs, which were in line with the increase in our sales.

Our general and administrative expenses increased by 84.2% from RMB230.1 million in 2013 to RMB423.9 million (US$68.3 million) in 2014, primarily due to a significant net reversal of provision for bad debts of RMB187 million in 2013 as a result of the subsequent cash collection of long-aged accounts receivable, compared with a net provision for bad debts of RMB27 million in 2014, and increased stock-based compensation expenses in 2014.

Our research and development expenses increased by 62.8% from RMB65.5 million in 2013 to RMB106.6 million (US$17.2 million) in 2014, primarily due to the investment in improving the conversion rate of solar modules.

Income from Operations. As a result of the foregoing, our income from operations increased by 44.3% from RMB645.5 million in 2013 to RMB931.6 million (US$150.1 million) in 2014. Our operating profit margin was 9.1% in 2013 and 9.3% in 2014.

Interest Expenses. Our interest expenses increased by 28.8% from RMB223.4 million in 2013 to RMB287.7 million (US$46.4 million) in 2014, primarily due to interest expenses associated with the issuing of the Company’s convertible notes in January 2014 and additional bank borrowings for the downstream solar power projects in year 2014.

Subsidy Income. Our subsidy income increased significantly from RMB7.6 million in 2013 to RMB49.8 million (US$8.0 million) in 2014, primarily due to more one-time nature of government subsidies that we received in 2014.

Exchange Loss. Our exchange loss increased significantly from RMB38.5 million in 2013 to RMB147.1 million (US$23.7 million) in 2014, primarily due to the depreciation of the Euro and Japanese Yen against the RMB.

Other Income/(Expense). We had other expense of RMB1.7 million (US$0.3 million) in 2014, compared with other income of RMB6.9 million in 2013, primarily due to a charity donation in 2014.

Change in Fair Value of Forward Contracts. We recognized a loss in fair value of foreign currency forward contracts of RMB0.7 million (US$0.1 million) in 2014, compared with a gain of RMB48.4 million in 2013, primarily due to the fluctuation of the Euro against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a gain of RMB64.1 million (US$10.3 million) in 2014 in relation to a change in fair value of our convertible senior notes and capped call options, primarily due to changes in our stock price, compared with a loss of RMB212.9 million in 2013, in relation to a change in fair value of our convertible senior notes and capped call options, primarily as a result of the put options of convertible senior notes on May 15, 2014 close to their expiration date.

Income Tax (Expense)/Benefit. We recorded an income tax benefit of RMB134.3 million (US$21.7 million) in 2014, compared with an income tax expense of RMB18.5 million in 2013. The effective tax rate was -23.1% in 2014, compared with 7.9% in 2013. We evaluate our deferred tax assets based on both positive and negative indications of the ability to realize the benefits of such tax assets. Based on the strong financial performance of certain subsidiaries, we determined that the future taxable income of certain subsidiaries would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB222.2 million in 2014 resulting in a 38.2% decrease in effective tax rate in 2014.

Net Income/(loss) attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB188.0 million in 2013 to RMB673.0 million (US$108.5 million) in 2014. Our net profit margin increased from 2.7% in 2013 to 7.3% in 2014.

2013 compared with 2012

Revenues. Our revenues increased by 47.6% from RMB4,794.8 million in 2012 to RMB7,078.8 million in 2013, primarily due to the significant increase in sales volume of our solar modules, which was partially offset by a decrease in sales volume for our silicon wafers, solar system integration services, processing services and a decrease in average selling price.

Our sales of solar modules increased by 70.9% from RMB3,897.3 million in 2012 to RMB6,660.3 million in 2013, primarily due to the significant increase in sales volume, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 93.4% from 912.4 MW in 2012 to 1,765.1 MW in 2013. The average selling price of our solar modules decreased by 11.7% from RMB4.3 per watt in 2012 to RMB3.8 per watt in 2013, primarily due to over-supply of solar power products in the market which makes the market value of solar modules decrease.

Our sales of silicon wafers decreased by 78.5% from RMB328.4 million in 2012 to RMB70.6 million in 2013. The sales volume of our silicon wafers decreased by 72.2% from 197.4 MW in 2012 to 54.8 MW in 2013. The average selling price of our silicon wafers decreased by 22.6% from 2012 to in 2013.

Our sales of solar cells increased by 32.8% from RMB138.7 million in 2012 to RMB184.2 million in 2013. The sales volume of our solar cells increased by 44.3% from 78.5 MW in 2012 to 113.2 MW in 2013. The average selling price of our solar cells decreased by 8.0% from 2012 to 2013.

Our revenue generated from providing solar system integration services decreased significantly from RMB213.2 million in 2012 to RMB0.2 million in 2013. Our revenue generated from providing solar system integration services decreased in 2013 was primarily due to the project was completed in 2012.

Our processing service fee decreased significantly from RMB213.4 million in 2012 to RMB71.0 million in 2013, primarily due to the full utilization of our production capacity in 2013, compared to partial utilization in 2012.

Our revenue from the sale of electricity generated by our solar power projects increased significantly from RMB1.6 million in 2012 to RMB76.7 million in 2013, primarily due to an increase in our solar power projects in operation.

Cost of Revenues. Our cost of revenues increased by 23.6% from RMB4,562.5 million in 2012 to RMB5,641.5 million in 2013, primarily due to the significant increase in sales volume of our solar modules, which was partially offset by a decrease in sales volume for our silicon wafers and solar cells and a decrease in the purchase price.

Gross Profit. Our gross profit significantly increased by 519.0% from RMB232.2 million in 2012 to RMB1,437.4 million in 2013. Our gross margin increased from 4.8% in 2012 to 20.3% in 2013, primarily due to, the decrease in purchase prices for our virgin polysilicon and reductions in non-silicon manufacturing cost per watt, which exceeded the decrease in the average selling prices of our solar modules, silicon wafers and solar cells.

Operating Expenses. Our operating expenses decreased by 46.0% from RMB1,465.7 million in 2012 to RMB791.8 million in 2013, primarily as a result of a significant decrease in our general and administrative expenses and a provision for advances to suppliers which we incurred in 2012 but not in 2013.

Our selling and marketing expenses increased by 43.5% from RMB343.4 million in 2012 to RMB492.6 million in 2013, primarily due to the increase in transportation expenses and warranty costs, which were in line with the increase in our sales.

Our general and administrative expenses significantly decreased by 69.8% from RMB760.8 million in 2012 to RMB230.1 million in 2013, primarily due to a reversal of provision for bad debts of RMB308.2 million mainly as a result of the collection of overdue balance of accounts receivables.

Our provision for advance to suppliers was nil in 2013, compared to RMB227.1 million in 2012. The reversal was primarily due to the improvement in our suppliers’ operations in 2013.

Our research and development expenses decreased from RMB69.0 million in 2012 to RMB65.5 million in 2013.

Loss from Operations. As a result of the foregoing, we had income from operations RMB645.5 million in 2013 as compared to the loss from operations of RMB1,233.5 million in 2012. Our operating profit margin significantly improved from negative 25.7% in 2012 to positive 9.1% in 2013.

Interest Expenses, Net. Our net interest expenses increased by 0.7% from RMB221.7 million in 2012 to RMB223.4 million in 2013.

Subsidy Income. Our subsidy income decreased by 81.5% from RMB40.9 million in 2012 to RMB7.6 million in 2013, primarily due to the one-time nature of government subsidies that we received in 2012 and 2013, respectively.

Exchange Loss. Our exchange loss increased by 5.5% from RMB36.5 million in 2012 to RMB38.5 million in 2013, primarily due to the depreciation of the Euro and U.S. dollar against the RMB.

Other Income/(Expense), Net. We had other income, net of RMB6.9 million in 2013, compared with other income, net of RMB4.3 million in 2012.

Change in Fair Value of Forward Contracts. We recognized a gain in fair value of foreign currency forward contracts of RMB48.4 million in 2013, compared with a loss of RMB9.0 million in 2012.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a loss of RMB212.9 million in 2013 in relation to a change in fair value of our convertible senior notes and capped call options, primarily as a result of the put options of convertible senior notes on May 15, 2014 nearing their expiration date, compared with a loss of RMB97.2 million in 2012.

Income Tax (Expense)/Benefit. We recorded an income tax expense of RMB18.5 million in 2013, compared with an income tax benefit of RMB8.9 million in 2012, primarily as a result of the increase in profit in 2013 and the use of the carry forward income tax credits in 2012. Zhejiang Jinko individually recorded an income tax expense of RMB11.1 million in 2013. As a result, our effective tax rate increased from 0.6% to 8.9%. Valuation allowance decreased from RMB402.9 million in 2012 to RMB242.1 million in 2013 since certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets.

Net Income/(loss) attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, we had a net income attributable to JinkoSolar Holding Co., Ltd. of RMB188.0 million in 2013 as compared with a net loss of RMB1,542.4 million in 2012. Our net profit margin was positive 2.7% in 2013, compared with negative 32.2% in 2012.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2014, we had RMB1,777.0 million (US$286.4 million) in cash and cash equivalents and RMB517.1 million (US$83.3 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

As of December 31, 2014, we had entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB475.0 million (US$76.6 million) as of December 31, 2014, of which RMB456.6 million (US$73.6 million) will be due within one year after December 31, 2014. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2014, we had total bank credit facilities available of RMB5.8 billion (US$0.9 billion) with various banks, of which RMB3.6 billion (US$0.6 billion) were drawn down and RMB2.2 billion (US$0.3 billion) were available.

As of December 31, 2014, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB2,606.9 million (US$420.2 million). As of December 31, 2014, we had short-term borrowings outstanding of RMB1,429.1 million (US$230.3 million), RMB21.4 million (US$3.5 million) and RMB1,156.4 million (US$186.4 million), which were denominated in RMB, EUR and U.S. dollars, respectively, and bearing a weighted average interest rates of 5.8%, 3.6% and 3.6% per annum, respectively.

As of December 31, 2014, we pledged property, plant and equipment of a total net book value of RMB1,788.4 million (US$288.2 million), land use rights of a total net book value of RMB255.9 million (US$41.2 million), accounts receivable of a total net book value of RMB19.0 million (US$3.1 million) and inventories of a total net book value of RMB200.4 million (US$32.3 million) to secure repayment of our short-term borrowings of RMB1,212.1 million (US$195.4 million). As of December 31, 2014, our outstanding short-term borrowings guaranteed by our founders were RMB495.0 million (US$81.0 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings.

We have long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB948.5 million (US$152.9 million), which bore interest at an average annual rate of 6.68% as of December 31, 2014. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2014, we pledged project assets of a total net book value of RMB1,153.9 million (US$186.0 million) and accounts receivable of a net book value of RMB150.7 million (US$24.3 million) to secure repayment of borrowings of RMB948.5 million (US$152.9 million). As of December 31, 2014, long-term loans in the amount of RMB205.5 million (US$33.1 million) will be due for repayment after one year, but within five years.

In addition, we have substantial repayment obligations under our convertible notes. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125.0 million due 2016, bearing an annual interest rate of 4.0%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest. Concurrent with our issuance of the convertible senior notes, we entered into a capped call option transaction with an affiliate of the initial purchaser of the notes. We paid a total premium for the capped call option of US$18.0 million. On December 5, 2011, we repurchased the principal amount of US$2 million. As of December 31, 2014, we had in the principle amount of US$123.0 million of the convertible notes due 2016 outstanding.

On January 29, 2013, Jinko Solar Co., Ltd., our wholly owned operating subsidiary incorporated in the PRC, issued six-year bonds with a principal amount of RMB800.0 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jinko Solar Co., Ltd. has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jinko Solar Co., Ltd. to repurchase all or part of their bonds upon Jinko Solar Co., Ltd.’s announcement of whether or not we decide to raise the interest rate, and by how much, at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360.0 million with a term of 15 years with China Development Bank to develop PV projects, which we fully drew down on April 3, 2013. On January 6, 2014, we entered into another loan facility for an aggregate principal amount of RMB400.0 million (US$66.1 million) also for a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance upon Regulation S of the Securities Act.

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

In July 2014, China Development Bank, the Macquarie Greater China Infrastructure Fund and New Horizon Capital agreed to invest a total of US$225.0 million in JinkoSolar Power, our majority-owned subsidiary conducting our solar power generation business. The three investors together held approximately 45% of JinkoSolar Power’s equity after their investment.

We had negative working capital as of December 31, 2014. Our management believes that our current cash position as of December 31, 2014, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2014. However, in light of the amount of bank borrowings and bonds are due in the near future; sufficient funds may not be available. Accordingly, we may need to reduce discretionary spending. Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2012	2013	2014
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by/(used in) operating activities	716,250.9	625,089.1	187,067.6	30,149.8
Net cash (used in) investing activities	(500,772.2)	(1,286,122.8)	(4,158,754.5)	(670,269.6)
Net cash provided by/(used in) financing activities	(370,708.3)	841,080.3	5,303,692.9	854,800.1
Net increase/(decrease) in cash and cash equivalents	(154,721.0)	176,946.2	1,320,944.5	212,897.6
Cash and cash equivalents at the beginning of the year	433,851.0	279,130.0	456,076.2	73,506.1
Cash and cash equivalents at the end of the year	279,130.0	456,076.2	1,777,020.7	286,403.7

Operating Activities

Net cash provided by operating activities in 2014 was RMB187.1 million, consisting primarily of (i) an increase in accounts receivable and notes receivable of RMB1,293.4 million due to the increase of sales; (ii) an increase in inventory of RMB1,255.1 million due to an increase in purchase to meet the production demand and increase in stock for sales; (iii) an increase in accounts payable of RMB1,380.0 million due to an increase in purchase and credit terms; (iv) a change in fair value of convertible senior notes of 150.8 million; (v) deferred income tax of RMB170.8 million, which was recognized since 2014; (vi) depreciation of property, plant and equipment of RMB348.0 million; and (vii) exchange loss of RMB147.1 million due to the depreciation of EURO and Japanese Yen against RMB.

Net cash provided by operating activities in 2013 was RMB625.1 million, consisting primarily of (i) an increase in accounts payable of RMB413.0 million due to an increase in credit terms, (ii) a decrease in accounts receivable of RMB179.4 million , (iii) depreciation of property, plant and equipment of RMB328.3 million, (iv) a change in fair value of convertible senior notes of RMB305.2 million, and (v) an increase in other payables and accruals of RMB181.0 million, primarily due to an increase in subsidy payments for several power plants, partially offset by (i) an increase in notes receivable of RMB271.4 million, primarily due to the receipt of one customer’s RMB62.8 million corporate acceptance notes; (ii) an increase in prepayments and other current assets of RMB168.3 million, primarily due to an increase in the balance of VAT recoverable of RMB254.1 million, as more raw materials were purchased, and (iii) the reversal of provision for allowance of doubtful accounts of RMB186.9 million, primarily due to settlement of long-aged accounts receivable which were previously provided for.

Net cash provided by operating activities in 2012 was RMB716.3 million, consisting primarily of (i) an increase in accounts payable of RMB991.3 million due to an increase in credit terms with our suppliers, (ii) provision for allowance of doubtful accounts of RMB493.9 million due to the increase of provisions for accounts receivable, (iii) a decrease in prepayments and other assets of RMB395.0 million representing a decrease in the balance of our VAT deductible, after we collected the tax from the relevant tax authority, (iv) an inventory provision of RMB332.3 million and (v) depreciation of property, plant and equipment of RMB323.2 million, partially offset by a net loss of RMB1,543.8 million, and (ii) an increase in accounts receivable of RMB898.0 million primarily due to increased sales on credit terms.

Investing Activities

Net cash used in investing activities in 2014 was RMB4,158.8 million, consisting primarily of (i) cash paid for short-term investments and restricted short-term of RMB2,398.4 million, (ii) cash paid for construction of project assets of RMB2,511.7 million (iii) the purchase of property, plant and equipment of RMB490.0 million, and (iv) cash paid for acquisition of subsidiaries of RMB129.0 million, partially offset by cash collected from short-term investments of RMB1,421.2 million.

Net cash used in investing activities in 2013 was RMB1,286.1 million, consisting primarily of (i) cash paid for short-term investments of RMB1,739.2 million, (ii) cash paid for construction of project assets of RMB529.5 million and (iii) the purchase of property, plant and equipment of RMB463.2 million, partially offset by cash collected from short-term investments of RMB1,727.6 million.

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

Financing Activities

Net cash provided by financing activities in 2014 was RMB5,303.7 million, consisting primarily of (i) borrowings of RMB5,220.6 million, (ii) proceeds from issuance of convertible senior bonds of RMB914.9 million (iii) proceeds from issuance of ordinary shares in follow-on offerings of RMB770.2 million, and (iv) proceeds from preferred shares of RMB1,383.3 million, partially offset by repayment of borrowings to third parties of RMB3,984.4 million.

Net cash provided by financing activities in 2013 was RMB841.1 million, consisting primarily of (i) borrowings of RMB3,399.3 million, (ii) proceeds from issuance of bonds of RMB800.0 million and (iii) proceeds from issuance of ordinary shares in follow-on offerings of RMB413.0 million, partially offset by (i) repayment of borrowings to third parties of RMB3,469.1 million and (ii) repayment of bonds payable of RMB300.0 million.

Net cash used in financing activities in 2012 was RMB370.7 million, consisting primarily of (i) borrowings of RMB3,664.6 million, (ii) proceeds from issuance of bonds of RMB300.0 million and (iii) an increase in notes payables of RMB239.3 million due to an increase in credit terms with our suppliers, partially offset by (i) the repayment of borrowings to third parties of RMB3,600.6 million, (ii) repayment of bonds of RMB1,000.0 million upon maturity in 2012.

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

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB238.2 million, RMB1,005.1 million and RMB3,011.0 million (US$485.3 million) in 2012, 2013 and 2014, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon ingots and silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have been focusing on improving our efficiency to reduce our unit cost and have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB475.0 million (US$76.6 million) as of December 31, 2014, of which RMB456.6 million (US$73.6 million) will be due in 2015 and RMB18.4 million (US$3.0 million) will be due after one year but within five years. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a limited number of third-party suppliers for supplying key manufacturing equipment and we may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

Recent Accounting Pronouncements

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 ‘‘Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity’’. The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (‘‘ASU 2014-09’’), ‘‘Revenue from Contracts with Customers (Topic 606)’’. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. We are in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We are in the process of evaluating the impact of the standard on its consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. As of December 31, 2014, our research and development team consisted of 858 experienced researchers and engineers, of which, 617 experienced engineers were located in the Shangrao Economic Development Zone, and 241 experienced engineers were located in Zhejiang Haining. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research.

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

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2012, 2013 and 2014, our research and development expenses were approximately RMB69.0 million, RMB65.5 million and RMB106.6 million (US$17.2 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 130 patents by the State Intellectual Property Office of the PRC, including 119 utility model patents, 4 invention patent and 7 design patents. We also have 156 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 146 trademarks in the PRC, such as,“ ”, “”, and “ ”, and 2 trademarks in Hong Kong and Taiwan, including “”, and “”. We also have 6 trademarks registered in WIPO. We have pending trademark applications of 2 trademarks in 9 countries and regions, including India, Thailand, and South Africa. In addition, we have registered 4 trademarks in the United States, 3 trademarks in Canada and 3 trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2014 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment due by period
Contractual Obligations	Total	less than 1 year	2-3 years	less 4-5 years	more than 5 years
	(RMB in thousands)
Short-term Debt Obligations*	2,670,557	2,670,557	-	-	-
Long-term Debt Obligations*	1,554,361	67,111	222,390	227,429	1,037,431
Bonds Payable and Accrued Interests	877,437	71,920	805,517	-	-
Convertible Senior Notes*	1,813,577	67,754	1,745,823	-	-
Operating Lease Obligations	178,703	40,382	59,235	28,923	50,163
Capital Commitment	475,026	456,640	18,386	-	-
Total	7,569,661	3,374,364	2,851,351	256,352	1,087,594

*Includes accrued interests

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	40	Chairman of the board of directors
Kangping Chen	42	Director and chief executive officer
Xianhua Li	41	Director and vice president
Longgen Zhang	50	Director and financial advisor
Wing Keong Siew	63	Independent director
Steven Markscheid	61	Independent director
Yingqiu Liu	65	Independent director
Haiyun (Charlie) Cao	38	Chief financial officer
Arturo Herrero	43	Chief marketing officer
Musen Yu	66	Vice president
Zhiqun Xu	48	Vice president

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

Mr. Longgen Zhang has been our director since May 2014 and our financial advisor since September 2014. He was our chief financial officer from September 2008 to September 2014. Prior to joining us, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master’s degree in professional accounting and a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

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

Mr. Yingqiu Liu has been an independent director of our company since April 2015. Mr. Liu was previously a member of the China Federation of Industry and Commerce Committee, a Specially-Invited Vice President of the China Association of Small and Medium Enterprises, a Vice Director of China Research Society of Urban Development, a member of the Chinese Economic Social Development Council, a member of China International Culture Exchange Centre and the Director-General of the Center for Private Economic Studies in the Chinese Academy of Social Sciences (“CASS”). Prior to 2013, Mr. Liu was President, Professor, Doctoral supervisor of CASS’s Graduate School. Mr. Liu graduated from Nankai University with a doctor degree in economics in April 1991. Mr. Liu was recognized as an expert who enjoys the life-time special allowance by the State Council.

Mr. Haiyun (Charlie) Cao has been our chief financial officer since September 2014. He was our financial controller from February 2012 to September 2014. Prior to joining us, Mr. Cao served as a senior audit manager at PricewaterhouseCoopers from 2002 to 2012. Mr. Cao holds various professional accounting qualifications, including AICPA, CICPA and CTA. He has a master’s degree in management science and engineering from Shanghai University of Finance and Economics in 2002 and a bachelor’s degree in accounting from Jiangxi University in 1999.

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

In 2014, we paid cash compensation in the aggregate amount of RMB22.8 million (US$3.7 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was approximately RMB0.5 million (US$84,741) in 2014.

Share Incentive Plan

2009 Long Term Incentive Plan

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

2014 Equity Incentive Plan

We adopted our 2014 Equity Incentive Plan in August 2014. Our 2014 Equity Incentive Plan provides for the grant of options, share appreciation rights and other share-based awards such as restricted shares, referred to as “Awards,” to our directors, key employees or consultants up to 12,796,745 of our ordinary shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. Our board of directors expects that it will benefit from the added interest which such key employees, directors or consultants will have in our welfare as a result of their proprietary interest in our success. The following paragraphs summarize the terms of the 2014 Equity Incentive Plan.

Types of Awards. The 2014 Equity Incentive Plan permits the awards of options, share appreciation rights or other share-based awards.

Administration. Our 2014 Equity Incentive Plan is administered by our compensation committee. The compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of our 2014 Equity Incentive Plan, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise. The term of options granted under the 2014 Equity Incentive Plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, or its equivalent, ordinary shares of our company, or any combination of the foregoing methods of payment, or consideration received by us in a cashless exercise.

Change in Control. In the case of a change in control event, which is the sale or disposal of all, or substantially all of our assets, the acquisition by a third party of more than 50% of the voting power in our company by way of a merger, consolidation, tender or exchange offer or otherwise, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control event. The compensation committee may also decide to cancel such awards for fair value (as determined in its sole discretion), provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control event but not thereafter.

Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2014 Equity Incentive Plan. Amendments or alterations to our 2014 Equity Incentive Plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, provided in each case only to the extent such shareholder approval is required by stock exchange rules. Amendment, alteration or discontinuation of our 2014 Equity Incentive Plan cannot be made without the consent of a recipient of awards if such action would diminish the rights of that recipient under the awards, provided that the board may amend the plan as it deems necessary to permit the granting of awards to meet the requirements of applicable laws and stock exchange rules.

Unless terminated earlier, our 2014 Equity Incentive Plan shall continue in effect for a term of ten years from the date of adoption.

Share Options

As of the date of this annual report, options to purchase 15,852,722 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares	Exercise Price (US$)	Grant Date	Expiration Date
Xiande Li	*	5.9275	October 10, 2014	October 9, 2024
Kangping Chen	*	5.9275	October 10, 2014	October 9, 2024
Haiyun (Charlie) Cao	*	1.42275	December 21, 2012	January 31, 2019
	*	5.9275	October 10, 2014	October 9, 2024
Xianhua Li	*	5.9275	October 10, 2014	October 9, 2024
Steven Markscheid	*	2.08	September 15, 2009	September 15, 2016
	*	5.9275	October 10, 2014	October 9, 2024
Yinqiu Liu	*	5.9275	April 13, 2015	April 13, 2015
Wing Keong Siew	*	5.9275	October 10, 2014	October 9, 2024
Zhiqun Xu	*	2.08	August 28, 2009	August 28, 2016
	*	1.42275	October 1, 2011	September 30, 2018
	*	5.9275	October 10, 2014	October 9, 2024
Musen Yu	*	2.08	August 28, 2009	August 28, 2016
Longgen Zhang	953,200**	2.08	August 28, 2009	October 1, 2015
	1,120,000**	1.42	November 3, 2011	September 30, 2018
	600,000**	4.38	October 1, 2013	September 30, 2016
	160,000**	5.9275	October 10, 2014	October 9, 2024
Arturo Herrero	*	2.08	April 12, 2010	April 12, 2017
	*	5.9275	March 1, 2015	February 28, 2025
Other Employees	11,262,326	1.42~6.50	August 28, 2009 to December 21, 2012	August 28, 2016 to January 31,2019
			October 1, 2013	September 30, 2018
			October 1, 2013	September 30, 2020
			October 10, 2014	October 9, 2024
*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.
**	The outstanding shares will be beneficially owned upon exercise of all options.

C.	Board Practices

Board of Directors

Our board of directors currently consists of seven directors. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our company to be composed of independent directors, nor does the Cayman Islands law require that of a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. A director is not required to hold any shares in the company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our company to borrow money, and to mortgage or charge our undertakings, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or pledged as security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee under the board of directors or the three committees. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Steven Markscheid, Yingqiu Liu and Wing Keong Siew, and is chaired by Steven Markscheid. All of the members of the audit committee satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

·	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

·	reviewing with the independent auditors any audit problems or difficulties and management’s response;

·	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

·	discussing the annual audited financial statements with management and the independent auditors;

·	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

·	meeting separately and periodically with management and the independent auditors; and

·	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Xiande Li, Kangping Chen and Steven Markscheid, and is chaired by Xiande Li. Steven Markscheid satisfies the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

·	reviewing and approving the total compensation package for our three most senior executives;

·	reviewing and recommending to the board the compensation of our directors;

·	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and determining the compensation level of our chief executive officer based on this evaluation;

·	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

·	reporting regularly to the full board of directors.

Nominating Committee

Our nominating and corporate governance committee consists of Yinqiu Liu, Xiande Li and Steven Markscheid, and is chaired by Xiande Li. Yinqiu Liu and Steven Markscheid satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

·	identifying and recommending to the board nominees for election by the shareholders or appointment by the board, or for appointment to fill any vacancy;

·	reviewing annually with the board the current composition of the board with regard to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

·	identifying and recommending to the board the directors to serve as members of the board’s committees;

·	developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to the company;

·	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

·	reporting regularly to the full board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in what they consider to be our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our Company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

One-third of our directors for the time being (or, if the number of our directors is not a multiple of three, the number nearest to but not greater than one-third) will retire from office by rotation at each annual general meeting. However, the chairman of our board of directors will not be subject to retirement by rotation or be taken into account in determining the number of our directors to retire in each year. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the Company, (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive months and the board resolves that his office be vacated or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Our officers are appointed by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through to 2015. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. An executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If an executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 31, 2012, 2013 and 2014, we had a total of 7,111, 8,829 and 10,268 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in the U.S., Europe and other countries and regions. The following table sets forth the number of our employees categorized by main category of activities and as a percentage of our workforce as of dates indicated:

	As of December 31,
	2012	2013	2014
Manufacturing and engineering	5,547	7,006	8,010
General and administration	318	461	699
Quality control	688	719	999
Research and development	132	125	160
Purchasing and logistics	309	232	174
Marketing and sales	117	286	226
Total	7,111	8,829	10,268

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. In October 2013 and 2014, we were named one of the Top 100 Best Employers in China in 2013 by the World Executive Journal in conjunction with the World HR Laboratory, Bossline and CEO-ZINE.

Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB154.8 million, RMB175.2 million and RMB210.3 million (US$33.9 million), respectively, as of December 31, 2012, 2013 and 2014. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

·	each of our directors and executive officers; and

·	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)(3)
	Number	%
Directors and Executive Officers:
Xiande Li(4)	20,172,750	16.2%
Kangping Chen(5)	12,005,700	9.7%
Xianhua Li(6)	6,057,100	4.9%
Longgen Zhang	2,032,840	1.6%
Wing Keong Siew	—	—
Steven Markscheid	—	—
Yingqiu Liu	—	—
Haiyun (Charlie) Cao	*	*
Arturo Herrero	*	*
All Directors and Executive Officers as a group	40,797,886	32.8
Principal Shareholders:
Brilliant Win Holdings Limited(4)	20,172,750	16.2%
Yale Pride Limited(5)	12,005,700	9.7%
Peaky Investments Limited(6)	6,057,100	4.9%

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding shares.
(1)	The outstanding shares will be beneficially owned upon exercise of all options.
(2)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.
(3)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 124,384,630 ordinary shares, being the number of shares outstanding as of the date of this annual report, and the number of ordinary shares underlying options exercisable by such person or group within 60 days of the date of this annual report.
(4)	Represents 20,172,750 ordinary shares held by Brilliant Win Holdings Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.
(5)	Represents 12,005,700 ordinary shares held by Yale Pride Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li.

(6)	Represents 6,057,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, and British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of the date of this annual report, 124,384,630 ordinary shares are issued and outstanding (excluding 488,055 ADSs representing 1,952,220 ordinary shares reserved for future grants under our long-term incentive plan and 1,723,200 ordinary shares as treasury stock). As of the date of this annual report, we have one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
	(RMB)
Accounts receivable from related parties:
Accounts receivable from subsidiaries of ReneSola Ltd. (“ReneSola”, controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	17,631,474	-
Accounts receivable due from Gansu Jintai Electronic Power Company Ltd.(“Gansu Jintai”, our non-controlling interest company with 28% shares)	266,510,538	174,533,796
Advances to related parties:
Advances to subsidiaries of ReneSola Ltd.	-	1,183,768
Notes receivable from related parties:
Notes receivable due from Gansu Jintai	42,900,000	-
Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	216,255	163,499
Total	327,258,267	175,881,063
Accounts payable due to a related party:
Accounts payable due to a subsidiary of ReneSola	2,468,361	12,544
Accounts payable due to Jiangxi Desun Energy Co., Ltd.	-	1,465,985
Other payables due to a related party:
Other payables to Jiangxi Desun for leasing of land and buildings	3,261,649	7,577,316
Total	5,730,010	9,055,845

Borrowings due to subsidiaries of China Development Bank* (Note 20)	358,000,000	1,356,140,000

Accrued interest due to subsidiaries of China Development Bank	788,908	2,696,440

* In connection with the issuance of preferred shares by JinkoSolar Power in July 2014, China Development Bank, through its subsidiary, holds 21% equity interests of JinkoSolar Power on an as-if-converted basis. The above borrowings represent borrowings from subsidiaries of China Development Bank.

(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

For the years ended December 31, 2012, 2013 and 2014, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB201.4 million, RMB33.9 million and RMB0.6 million (US$0.1 million), respectively.

For the transaction with ReneSola during 2014, we entered into sales agreements with subsidiaries of ReneSola, and revenue related to sales was recognized.

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

For the years ended December 31, 2012, 2013 and 2014, raw materials purchased from a subsidiary of ReneSola amounted to nil, RMB4.0 million and RMB23.0 million (US$3.7 million), respectively.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Company on July 28, 2008 and became our related party. For the years ended December 31, 2012, 2013 and 2014, Desun charged Jiangxi Jinko RMB1.1 million, RMB1.1 million and RMB1.1 million (US$0.2 million) in rent, respectively.

On December 20, 2012, we signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. (“Jinchuan Group”), a PRC state-owned enterprise, to jointly invest and establish a Company (“Gansu Jintai” or the “investee”), to develop solar power plant with a capacity of 200 MW in Jinchang, Gansu Province, China. For 2013 and 2014, our sales of solar module to Jinchuan Group amounted to RMB758.1 million and nil .

During the years ended December 31, 2012, 2013 and 2014, our founders, including Xiande Li, our chairman, Kangping Chen, our chief executive officer, and Xianhua Li, our vice president, provided guarantees for several of our short- term and long-term bank borrowings. As of December 31, 2012, 2013 and 2014, the balances of short-term borrowings guaranteed by the founders were RMB508.3 million, RMB605.0 million and RMB495.0 million (US$79.8 million), respectively, and the balances of long-term borrowings guaranteed by the founders were nil, nil and RMB141.4 million (US$22.8 million) respectively.

For the years ended December 31, 2012, 2013 and 2014, borrowings from subsidiaries of China Development Bank amounted to nil, RMB360,000,000 and RMB1,002,140,000, respectively. Repayment of borrowings to subsidiaries of China Development Bank amounted to nil, RMB2,000,000 and RMB4,000,000, respectively. Interest charges in connection with the borrowings from China Development Bank amounted to nil, RMB20,114,758 and RMB52,883,293, respectively.

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

Legal and Administrative Proceedings

In 2011, solar panel manufacturing companies in the United States led by SolarWorld Industries America Inc., filed a broad trade case with the United States Department of Commerce (the “U.S. Department of Commerce”) and the United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in United States at less than fair value, and of receiving financial assistance from the Chinese government that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the anti-dumping duty and countervailing duty investigation into the accusations (the “Investigation”). We filed our response to the Investigation with the U.S. Department of Commerce on November 29, 2011. Subsequently, we duly filed the separate rate application with U.S. Department of Commerce on January 19, 2012. In December 7, 2012, following the affirmative injury determination made by the U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into US of the crystalline silicon photovoltaic cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us are 13.94% (for dumping margin) and 15.24% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce.

On December 31, 2013, the solar panel manufacturing companies in U.S. filed a new trade action with the U.S. Department of Commerce and the U.S. International Trade Commission against the Chinese solar industry, accusing Chinese producers of certain CSPV cells and modules of dumping their products into the United States and of receiving financial assistance from the Chinese government. This trade action also accuses Taiwanese producers of certain CSPV products of dumping their products in the United States. On January 23, 2014, the U.S. Department of Commerce announced that it launched the new anti-dumping duty and countervailing duty investigation into these new accusations (the “New Investigation”). On June 3, 2014 and July 25, 2014, the U.S. Department of Commerce respectively announced its affirmative preliminary determination in the New Investigations, in accordance with which the following subject merchandise is subject to the New Investigations:

The modules, laminates and/or panels assembled in China consisting of crystalline silicon photovoltaic cells that are completed or partially manufactured within a customs territory other than China, using ingots that are manufactured in China, wafers that are manufactured in China, or cells where the manufacturing process begins in China and is completed outside China.

The above subject merchandise was adjusted in the final determination made by the U.S. Department of Commerce. According to the final determination, the final subject merchandise should be as follows:

The modules, laminates and/or panels assembled in China consisting of crystalline silicon photovoltaic cells produced in a customs territory other than China.

In February 18, 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the final cash deposits are required to pay on import into US of above subject merchandise. The announced cash deposit rates applicable to us are 65.36% (for dumping margin) and 38.43% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by the U.S. Department of Commerce.

As a result of these investigations, we may face new anti-dumping and countervailing duties in 2015 if the U.S. Department of Commerce decides to impose such duties. Our sales in the U.S. may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We have made provision of RMB12.9 million (US$2.1 million) for preliminary U.S. countervailing and anti-dumping duties in 2014.

On October 11, 2011, JinkoSolar, along with our directors and officers at the time of our initial public offering, or the Individual Defendants, and the underwriters of our initial public offering were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.). In an amended complaint filed on June 1, 2012, the plaintiff, representing a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 22, 2011, inclusive, alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The amended complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. On January 22, 2013, the District Court issued a Memorandum and Order dismissing the amended complaint as against all defendants. The plaintiff appealed the District Court’s Order to the United States Court of Appeals for the Second Circuit, which issued an order on July 31, 2014 vacating the District Court’s Order and remanding the case to the District Court for further proceedings. Defendants filed a further motion to dismiss the amended complaint, which remains pending before the District court. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

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

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

·	Wholly Foreign Owned Enterprise Law (1986), as amended; and

·	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

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

Our ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010. Our ADSs trade under the symbol “JKS.” For the period from May 14, 2010 to December 31, 2014, the trading price of our ADSs on the NYSE has ranged from US$2.00 to US$41.75 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Price per ADS
	High	Low
	(US$)
Annual highs and lows
2010 (from May 14, 2010)	41.75	8.23
2011	32.21	4.55
2012	10.07	2.01
2013	34.88	3.96
2014	37.98	16.83
Quarterly highs and lows
First Quarter 2013	10.07	4.57
Second Quarter 2013	10.44	3.96
Third Quarter 2013	23.40	9.00
Fourth Quarter 2013	34.88	19.06
First Quarter 2014	37.98	25.45
Second Quarter 2014	32.92	22.03
Third Quarter 2014	34.77	23.04
Fourth Quarter 2014	27.88	16.83
First Quarter 2015	27.57	16.10
Second Quarter 2015 (through April 10, 2015)	28.46	25.35
Monthly highs and lows
October 2014	27.88	19.42
November 2014	25.57	20.50
December 2014	23.57	16.83
January 2015	20.16	16.10
February 2015	22.97	18.08
March 2015	27.57	20.65
April 2015 (through April 10, 2015)	28.46	25.35

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010 under the symbol “JKS.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-164432), as amended, initially filed with the Commission on February 9, 2010. Our shareholders adopted our amended and restated memorandum and articles of association on January 8, 2010 and effective upon completion of our initial public offering of common shares represented by our ADSs.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” and “—Dividend Distribution.”

E.	Taxation

The following summary of the material Cayman Islands, Hong Kong, the PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, the PRC and the United States.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. No Cayman Islands stamp duty will be payable unless an instrument is executed in, or after execution, brought within the jurisdiction of the Cayman Islands, or produced before a court of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that either holds the ADSs (or recognizes gains on a mark-to-market basis for accounting purposes) or resells the ADSs. This summary does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our ADSs. This summary is based on the tax laws of Hong Kong as in effect on the date of this annual report and is subject to changes and does not constitute legal or tax advice to you.

Under the current laws of Hong Kong:

·	No profits tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.

However, revenue gains from the sale of ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at the rate of 15% on individuals and unincorporated businesses. Certain categories of taxpayers whose trade, profession or business consists of buying and selling shares are likely to be regarded as deriving revenue gains rather than capital gains (for example, financial institutions, insurance companies and securities dealers) unless these taxpayers can prove that the investment securities are held as capital assets. Subject to the above, gains arising from the sale of ADSs, where the purchases and sales of ADSs are effected outside of Hong Kong (e.g., on the New York Stock Exchange), should not be subject to Hong Kong profits tax.

·	According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

·	No Hong Kong stamp duty is payable on the purchase and sale of the ADSs.

People’s Republic of China Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Tax.”

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution made by us on the ordinary shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the Depositary, in the case of ADSs. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends.

Certain dividends received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. We should be a qualified foreign corporation because our ADSs are listed on the NYSE. Accordingly, subject to the conditions described above and the discussions below under “—Passive Foreign Investment Company,” dividends paid by us on shares represented by ADSs generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, so long as the Secretary of the United States Treasury has determined such treaty is satisfactory for purposes of the reduced rate and such treaty includes an exchange of information program. The Secretary of the United States Treasury has determined that the U.S. income tax treaty with China satisfies these requirements. Accordingly, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation described above (subject to the general conditions for the reduced tax rate on dividends described above and the Medicare tax described below). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

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

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. However, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, a U.S. Holder may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax was to be imposed on any gain from the disposition of the ordinary shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ordinary shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2014 taxable year, and we do not currently intend or anticipate becoming a PFIC for our 2015 taxable year or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

If we are regarded as a PFIC, a U.S. Holder of ordinary shares or ADSs must make an annual return containing such information as the Secretary of the United States Treasury may require. Additionally, the reduced tax rate for dividend income, as discussed above under “—Dividends” is not applicable to a dividend paid by us if we are a PFIC for either the year the dividend is paid or the preceding year.

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

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) are required to report information relating to an interest in our ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisors regarding these reporting requirements.

Medicare Tax

Certain U.S. Holders who are individuals, estates, or trusts are subject to an additional 3.8% tax on, among other things, dividends and gains from the sale or other disposition of ordinary shares or ADSs. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this tax on their ownership and disposition of ordinary shares or ADSs.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Number 333-164432 and File Number 333-170146). We also filed with the SEC a related registration statement on Form F-6 (File Number 333-164523) with respect to the ADSs. We have also filed with the SEC registration statements on Form F-3 (File Number 333-190273 and File Number 333-193379). With respect to our securities to be issued under our 2009 Long Term Incentive Plan, we have filed with the SEC registration statements on one Form S-8 (File Number 333-170693 and 333-180787).

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.6%, 2.6% and 2.1% in 2012, 2013 and 2014, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi and our costs and capital expenditures are also largely denominated in Renminbi. Our export sales are generally denominated in U.S. dollars, Euros, AUD, and Japanese Yen and we also incur expenses in foreign currencies, including U.S. dollars, Japanese Yen and Euros, in relation to the procurement of silicon materials, equipment and consumables such as crucibles. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies including Japanese Yen and Euro could expose us to foreign-exchange risk. In addition, as we expand our sales to major export markets, we expect our foreign-exchange exposures will increase.

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2014, our foreign exchange forward contracts had a total notional value of US$174.2 million, EUR88.5 million, and JPY4,940 million. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a loss relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB16.3 million (US$2.6 million) in 2014. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We incurred foreign-exchange loss of RMB131.1 million (US$21.1 million) due to the depreciation of the Euro and Japanese Yen against the RMB. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign-exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. We incurred foreign-exchange loss of RMB1.4 million (US$0.2 million) in 2014. We incurred foreign-exchange loss of RMB38.5 million in 2013 due to the depreciation of the Euro against the RMB. We incurred foreign-exchange loss of RMB36.5 million in 2012, primarily due to the depreciation of the Euro against the RMB.

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

As of December 31 2014, our total outstanding RMB-denominated short-term borrowings were RMB1,429.1 million (US$230.3 million) with a weighted average interest rate of 5.8% per annum and RMB-denominated long-term borrowing were RMB948.5 million (US$152.9 million) with a weighted average interest rate of 6.68%. In addition, as of December 31, 2014, we had outstanding short-term loans of RMB21.4 million denominated and payable in Euro with a weighted average interest rate of 3.6% per annum, and outstanding short-term loans of RMB1,156.4 million denominated and payable in U.S. dollars with a weighted average interest rate of 3.6% per annum.

On May 17, 2011, we issued convertible senior notes in the principal amount of US$125.0 million due 2016, bearing an annual interest rate of 4.0%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A of the Securities Act. As of December 31, 2014, US$123.0 million of our May 2014 notes remained outstanding. On January 29, 2013, Jiangxi Jinko issued six-year bonds with a principal amount of RMB800.0 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds upon Jiangxi Jinko’s announcement of whether or not it decides to raise the interest rate, and by how much, at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360.0 million with a term of 15 years with China Development Bank to develop PV projects, which we fully drew down on April 3, 2013.

On January 6, 2014, we entered into another loan facility for an aggregate principal amount of RMB400.0 million (US$66.1 million) also for a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance of Regulation S of the Securities Act. In light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to meet our payment obligations.

We have not used any derivative financial instruments to manage our interest rate risk exposure due to lack of such financial instruments in China. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents four ordinary shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. is the depositary of our ADS program and its principal executive office is situated at 1 Chase Manhattan Plaza, Floor 58, New York, NY 10005-1401. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS (or portion of each ADS)	• Any cash distribution to ADS registered holders

$1.50 per ADR or ADRs	• Transfer of ADRs

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution or sale of securities to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.05 per ADSs per calendar year (or portion of each ADS)	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions and deliveries (at the request of persons depositing or ADS registered holders delivering shares, ADRs and deposited securities)

• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2014, the depositary paid us an annual reimbursement of approximately US$120,000 for legal and investor relations expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2014 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	2013	2014
	(RMB)	(RMB)	(US$)
	(in thousands)
Audit fees	6,944	6,955	1,121
Audit-related fees	1,803	750	121
Tax fees	357	658	106
Total	9,104	8,363	1,348

(1)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with our F-3 filing, additional offering in 2013 and concurrent offerings of additional shares and convertible senior notes in January 2014.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advice.

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

The following table sets forth information about our purchases of outstanding ADSs since the inception of the program. We did not repurchase any ADSs under this program in 2014.

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

In addition, on December 5, 2011, we repurchased an aggregate principal amount of US$2.0 million of our 4.0% convertible senior notes due 2016 for a total consideration of RMB5.2 million (US$0.8 million). As of the date of this annual report, our convertible senior notes due 2016 with principal amount of US$123.0 million are outstanding.

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

(2)	On May 10, 2012, we announced the appointment of Ernst & Young Hua Ming LLP (“EY”) as our independent registered public accounting firm for the year ended December 31, 2012. The appointment was effective on May 30, 2012. During the fiscal years ended December 31, 2010 and 2011 and through April 29, 2012, neither we nor anyone on our behalf consulted EY with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that EY concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with PwC (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

(b)	Resignation of EY at Our Request and Reappointment of PwC as Our Independent Registered Public Accounting Firm for the Year Ended December 31, 2012

(1)	On February 1, 2013, we announced that we had requested the resignation of EY as our independent registered public accounting firm and had received EY’s resignation. Pursuant to our articles of association, the decision to change auditors was unanimously approved by all of our directors, including all members of our Audit Committee, on February 1, 2013. The resignation of EY became effective on February 1, 2013.

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

During the period from April 29, 2012 through February 1, 2013, neither we nor anyone on our behalf consulted PwC with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PwC concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement with EY (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice

Board of Directors	NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement.	Our directors may attend all of our board meetings.

	NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement.	We have not adopted any such method.

Audit Committee	If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement.	Our board of directors has not made any such determination.

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice

Compensation Committee	NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement.	We have a compensation committee that consists of one independent director and two executive directors.

	NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement.	Our compensation committee has not produced any such report.

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our corporate governance and nominating committee consists of two independent directors and one executive director.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the Securities and Exchange Commission on February 9, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.1	2009 Long Term Incentive Plan, amended and restated as of September 28, 2011 (incorporated by reference to Exhibit 4.1 to the Registrant’s annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 18, 2012)

Exhibit Number	Description of Document

4.2	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.3	Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.5	English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.6	English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.7	English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.8	Form of Executive Employment Agreement of Chief Strategy Officer (currently titled Chief Marketing Officer) (incorporated by reference to Exhibit 10.60 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on April 23, 2010)

4.9*	2014 Equity Incentive Plan

4.10*	Subscription Agreement Schedule and Amended and Restated Subscription Agreement among JinkoSolar WWG Investment Co., Ltd., JinkoSolar Power Engineering Group Limited, JinkoSolar Holding Co., Ltd., Jiangxi Jinko Solar Engineering Co., Ltd., Jinko Power Co., Ltd. and MEGCIF Investments 6 Limited

8.1*	Subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

15.1	Letter of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, dated April 30, 2013, regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 30, 2013)

15.2	Letter of Ernst & Young Hua Ming LLP, dated April 30, 2013, regarding change in independent registered public accounting firm (incorporated by reference to Exhibit 15.1 of our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 30, 2013)

15.3*	Consent of Independent Registered Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

By:	/s/ Kangping Chen
Name:	Kangping Chen
Title:	Director and Chief Executive Officer

Date: April 16, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of JinkoSolar Holding Co., Ltd. (“the Company”) and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2013 and 2014). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 16, 2015

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	For the year ended December 31
	2012	2013	2014
	RMB	RMB	RMB	USD
				(Note 2 (al))
Revenues from third parties	4,593,412,818	6,286,827,429	9,977,971,551	1,608,157,101
Revenues from related parties	201,355,631	792,011,086	557,097	89,788
Total revenue	4,794,768,449	7,078,838,515	9,978,528,648	1,608,246,889
Cost of revenues	(4,562,531,334)	(5,641,487,108)	(7,738,488,461)	(1,247,217,945)
Gross profit	232,237,115	1,437,351,407	2,240,040,187	361,028,944
Selling and marketing	(343,407,116)	(492,625,584)	(769,011,055)	(123,942,084)
General and administrative	(760,807,250)	(230,125,455)	(423,877,983)	(68,316,730)
Provision for advance to suppliers	(227,073,440)	-	(2,694,857)	(434,332)
Impairment of long-lived assets	(65,476,299)	(3,573,248)	(6,217,151)	(1,002,023)
Research and development	(68,960,214)	(65,481,728)	(106,627,106)	(17,185,170)
Total operating expenses	(1,465,724,319)	(791,806,015)	(1,308,428,152)	(210,880,339)
Income/(Loss) from operations	(1,233,487,204)	645,545,392	931,612,035	150,148,605
Interest expenses, net	(221,719,806)	(223,376,902)	(287,667,652)	(46,363,610)
Convertible senior notes issuance costs	-	-	(26,052,881)	(4,198,962)
Subsidy income	40,902,610	7,583,102	49,785,321	8,023,937
Exchange loss	(36,472,691)	(38,468,031)	(147,057,916)	(23,701,434)
Other income/(loss), net	4,263,521	6,871,869	(1,692,199)	(272,733)
Change in fair value of forward contracts	(9,043,079)	48,390,446	(714,742)	(115,195)
Change in fair value of convertible senior notes and capped call options	(97,160,726)	(212,906,573)	64,101,644	10,331,310
Income/(Loss) before income taxes	(1,552,717,375)	233,639,303	582,313,610	93,851,918
Income tax benefit/(expenses)	8,917,648	(18,532,376)	134,334,023	21,650,714
Equity in (loss)/ income of affiliated companies	(16,291)	(25,614,963)	9,549,289	1,539,066
Net (loss)/income	(1,543,816,018)	189,491,964	726,196,922	117,041,698

Less: Net (loss)/income attributable to the non-controlling interests	(1,393,950)	1,480,139	851,167	137,183
Less: Accretion to redemption value of redeemable non-controlling interests	-	-	52,320,700	8,432,566

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(1,542,422,068)	188,011,825	673,025,055	108,471,949

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	(17.38)	2.00	5.47	0.88
Diluted	(17.38)	1.96	3.86	0.62
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	(69.52)	8.00	21.88	3.52
Diluted	(69.52)	7.84	15.44	2.48
Weighted average ordinary shares outstanding -
Basic	88,752,706	94,018,394	122,980,870	122,980,870
Diluted	88,752,706	96,035,985	153,786,531	153,786,531

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	USD
				(Note 2 (al))
Net income/(loss)	(1,543,816,018)	189,491,964	726,196,922	117,041,698
Other comprehensive (loss)/income:
-Unrealized gain/(loss) on available-for-sale securities	-	6,042,434	(5,629,905)	(907,376)
-Foreign currency translation adjustments	371,006	6,590,629	4,634,500	746,946
Comprehensive income/(loss)	(1,543,445,012)	202,125,027	725,201,517	116,881,268
Less: comprehensive (loss)/income attributable to non-controlling interests	(1,393,950)	1,480,139	851,167	137,183
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(1,542,051,062)	200,644,888	724,350,350	116,744,085

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

	December 31, 2013	December, 2014
	RMB	RMB	USD
			(Note 2 (al))
ASSETS
Current assets:
Cash and cash equivalents	456,076,191	1,777,020,667	286,403,744
Restricted cash	398,499,713	517,055,372	83,334,199
Restricted short-term investments	734,093,262	1,599,301,870	257,760,673
Short-term Investment	-	112,000,000	18,051,123
Accounts receivable, net - related parties	284,142,012	174,533,796	28,129,742
Accounts receivable, net - third parties	1,648,747,962	3,118,303,420	502,579,283
Notes receivable - related parties	42,900,000	-	-
Notes receivable, net - third parties	254,773,792	72,880,619	11,746,224
Advances to suppliers - related parties	-	1,183,768	190,789
Advances to suppliers - third parties	70,017,190	80,922,345	13,042,315
Inventories, net	712,029,215	1,891,148,051	304,797,739
Forward contract receivables	42,149,460	47,712,744	7,689,898
Available-for-sale investment - current	-	20,875,725	3,364,556
Other receivables - related parties	216,255	163,499	26,351
Capped call options	107,223,601	-	-
Deferred tax assets- current	-	77,562,041	12,500,732
Prepayments and other current assets	591,853,975	916,655,644	147,738,072
Total current assets	5,342,722,628	10,407,319,561	1,677,355,440
Non-current assets:
Restricted cash	87,386,678	142,737,230	23,005,066
Available-for-sale investment	30,117,797	-	-
Project assets, net	1,358,944,492	4,353,070,389	701,587,595
Investments in affiliates	93,568,742	103,118,031	16,619,610
Property, plant and equipment, net	3,186,997,950	3,101,795,172	499,918,636
Land use rights, net	359,084,943	371,932,150	59,944,581
Intangible assets, net	6,463,587	9,964,048	1,605,913
Deferred tax assets– non-current	-	102,123,906	16,459,386
Forward contract receivables-non-current	1,010,633	-	-
Capped call options	-	21,098,263	3,400,423
Other assets	144,927,621	474,477,684	76,471,921

Total assets	10,611,225,071	19,087,636,434	3,076,368,571

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

	December 31, 2013	December, 2014
	RMB	RMB	USD
			(Note 2 (al))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	2,468,361	1,478,529	238,296
Accounts payable - third parties	1,765,268,321	3,147,731,807	507,322,278
Notes payable - third parties	1,411,994,112	2,452,443,808	395,262,194
Accrued payroll and welfare expenses	238,654,518	312,431,376	50,354,797
Advances from third party customers	147,583,274	423,088,515	68,189,491
Income tax payables	15,624,500	75,789,187	12,215,000
Other payables and accruals	830,373,565	1,392,143,677	224,372,833
Other payables due to a related party	3,261,649	7,577,316	1,221,242
Forward contract payables	10,080,395	30,901,012	4,980,339
Convertible senior notes - current	770,485,897	-	-
Deferred tax liabilities - current	-	6,187,087	997,177
Accrued interests on bond	66,725,778	66,725,778	10,754,243
Short-term borrowings, including current portion of long-term bank borrowings	1,974,593,927	2,606,866,459	420,150,607
Total current liabilities	7,237,114,297	10,523,364,551	1,696,058,497
Non-current liabilities:
Long-term borrowings	362,000,000	956,500,000	154,159,817
Long-term payables	32,395,842	66,906,667	10,783,397
Bonds payable	800,000,000	800,000,000	128,936,595
Accrued warranty costs - non-current	159,101,344	229,489,242	36,986,952
Convertible senior notes	-	1,540,398,645	248,267,196
Deferred tax liabilities – non-current	-	2,572,785	414,658
Total non-current liabilities	1,353,497,186	3,595,867,339	579,548,615
Total liabilities	8,590,611,483	14,119,231,890	2,275,607,112

Commitment and contingencies	-	-	-
Redeemable non-controlling interests	-	1,435,585,290	231,374,350
Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 108,051,630 and 124,292,030 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	15,574	17,560	2,830
Additional paid-in capital	1,968,702,066	2,794,024,929	450,315,077
Statutory reserves	184,929,183	251,905,070	40,599,728
Accumulated other comprehensive income	12,869,458	11,874,053	1,913,750
Treasury stock, at cost: 1,723,200 shares of ordinary shares as of December 31, 2013 and 2014, respectively	(13,875,553)	(13,875,553)	(2,236,333)
(Accumulated losses)/Retained earnings	(142,897,904)	463,151,264	74,646,434
Total JinkoSolar Holding Co., Ltd. shareholders' equity	2,009,742,824	3,507,097,323	565,241,486
Non-controlling interests	10,870,764	25,721,931	4,145,623
Total shareholders' equity	2,020,613,588	3,532,819,254	569,387,109
Total liabilities and shareholders' equity	10,611,225,071	19,087,636,434	3,076,368,571

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	Ordinary shares				JinkoSolar Holding Co., shareholders' equity
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss)/income	Treasury Stock	Retained earnings (Accumulated losses)	Non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	89,435,058	13,200	1,507,224,827	178,984,364	(134,611)	(8,354,423)	1,217,457,158	9,983,063	2,905,173,578
Capital contribution from non-controlling interests holders	-	-	-	-	-	-	-	100,000	100,000
Share-based compensation	-	-	17,343,110	-	-	-	-	-	17,343,110
Repurchase of shares of the Company	(694,280)	-	-	-	-	(5,521,130)	-	-	(5,521,130)
Foreign currency translation adjustment					371,006				371,006
Exercise of share options	18,000	2	160,859						160,861
Appropriation to statutory reserves				56,894			(56,894)		-
Net loss							(1,542,422,068)	(1,393,950)	(1,543,816,018)
Balance as of December 31, 2012	88,758,778	13,202	1,524,728,796	179,041,258	236,395	(13,875,553)	(325,021,804)	8,689,113	1,373,811,407
Disposition of non-controlling interests	-	-	-	-	-	-	-	799,637	799,637
Acquisition of non-controlling interests	-	-	(4,404,391)	-	-	-	-	(98,125)	(4,502,516)
Issuance of shares	17,480,000	2,149	411,728,568	-	-	-	-	-	411,730,717
Share-based compensation charge	-	-	17,992,206	-	-	-	-	-	17,992,206
Foreign currency translation adjustment	-	-	-	-	6,590,629	-	-	-	6,590,629
Unrealized gain on available-for-sale investment	-	-	-	-	6,042,434	-	-	-	6,042,434
Exercise of share options	1,812,852	223	18,656,887	-	-	-	-	-	18,657,110
Appropriation to statutory reserves	-	-	-	5,887,925	-	-	(5,887,925)	-	-
Net income	-	-	-	-	-	-	188,011,825	1,480,139	189,491,964
Balance as of December 31, 2013	108,051,630	15,574	1,968,702,066	184,929,183	12,869,458	(13,875,553)	(142,897,904)	10,870,764	2,020,613,588
Acquisition of non-controlling interests								14,000,000	14,000,000
Issuance of shares	15,000,000	1,834	769,144,459	-	-	-	-	-	769,146,293
Share-based compensation charge	-	-	42,689,995	-	-	-	-	-	42,689,995
Foreign currency translation adjustment	-	-	-	-	4,634,500	-	-	-	4,634,500
Unrealized gain on available-for-sale investment	-	-	-	-	(5,629,905)	-	-	-	(5,629,905)
Exercise of share options	1,240,400	152	13,488,409	-	-	-	-	-	13,488,561
Appropriation to statutory reserves	-	-	-	66,975,887	-	-	(66,975,887)	-	-
Accretion to redemption value of redeemable non-controlling interests	-	-	-	-	-	-	(52,320,700)	-	(52,320,700)
Net income	-	-	-	-	-	-	725,345,755	851,167	726,196,922
Balance as of December 31, 2014	124,292,030	17,560	2,794,024,929	251,905,070	11,874,053	(13,875,553)	463,151,264	25,721,931	3,532,819,254

Balance as of December 31, 2014 US$ (Notes 2(al))	124,292,030	2,830	450,315,077	40,599,728	1,913,750	(2,236,333)	74,646,434	4,145,623	569,387,109

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	USD
				(Note 2 (al))
Cash flows from operating activities:
Net income/(loss)	(1,543,816,018)	189,491,964	726,196,922	117,041,698
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Change in fair value of forward contracts	51,990,656	(25,640,169)	16,267,966	2,621,920
Change in fair value of convertible senior notes	96,851,674	305,202,478	(150,790,707)	(24,303,050)
Change in fair value of capped call options	309,052	(92,295,905)	86,689,063	13,971,741
Share-based compensation charge	17,343,110	17,992,206	42,689,995	6,880,378
Deferred income taxes	(518,086)	910,065	(170,760,020)	(27,521,520)
Depreciation of property, plant and equipment	323,152,636	328,311,127	348,022,445	56,091,036
Depreciation of project assets	5,141,460	27,309,105	85,693,840	13,811,340
Amortization of land use rights	6,546,151	6,664,272	6,882,863	1,109,316
Amortization of intangible assets	764,312	953,290	1,136,953	183,244
Inventories provision	332,337,477	163,728,489	75,935,281	12,238,546
Provision(reversal of provision) for allowance of doubtful accounts	493,925,280	(186,895,819)	27,151,987	4,376,106
Provision for notes receivable	-	18,000,000	-	-
Provision for advance to suppliers	227,073,440	-	2,694,857	434,332
Loss on disposal of property, plant and equipment	5,061,124	10,139,836	19,008,054	3,063,542
Write off of prepayment for property, plant and equipment	44,193,769	-	-	-
Gain on disposal of investment in a subsidiary	-	(1,200,363)	-	-
Property, plant and equipment impairment	65,476,299	3,573,248	6,217,151	1,002,023
Convertible senior notes issuance cost	-	-	26,052,881	4,198,962
Equity in losses/(gain) of affiliated companies	16,291	25,614,963	(9,549,289)	(1,539,066)
Amortization of deferred financing cost	250,000	-	-	-
Exchange loss	36,472,691	38,468,031	147,057,916	23,701,434
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable – third parties	(897,969,098)	179,373,854	(1,627,833,342)	(262,359,111)
(Increase)/Decrease in accounts receivable - related parties	-	(178,610,644)	109,608,216	17,665,638
(Increase)/Decrease in notes receivable – third parties	15,855,857	(271,350,019)	181,893,173	29,315,858
(Increase)/Decrease in notes receivable - related parties	-	(42,900,000)	42,900,000	6,914,225
Decrease/(Increase) in advances to suppliers – third parties	122,844,275	(6,547,082)	(13,375,361)	(2,155,717)
Increase in advances to suppliers - related party	-	-	(1,183,768)	(190,789)
Increase in inventories	(62,224,526)	(347,795,326)	(1,255,054,117)	(202,278,006)
(Increase)/Decrease in other receivables - related parties	(5,149,138)	5,624,125	52,756	8,503
(Increase)/Decrease in prepayments and other current assets	395,021,362	(168,266,310)	(309,737,240)	(49,920,581)
Increase in other assets	(57,573,276)	(15,582,225)	(261,751,916)	(42,186,752)
Increase in accounts payable – third parties	991,337,723	412,963,858	1,381,021,677	222,580,292
Decrease in accounts payable - related parties	-	(27,576,884)	(989,832)	(159,532)
Increase in accrued payroll and welfare expenses	29,738,283	32,242,439	73,776,858	11,890,671
(Decrease)/Increase in advances from – third party customers	(9,826,997)	26,552,112	275,721,519	44,438,242
(Decrease)/Increase in income tax payables	(32,880,865)	15,621,225	60,164,687	9,696,787
Increase in other payables and accruals – third parties	64,829,196	180,022,355	240,940,423	38,832,547
Increase in other payables and accruals – related parties	1,176,829	990,773	4,315,667	695,559
Decrease in guarantee liabilities	(1,500,000)	-	-	-
Net cash provided by operating activities	716,250,943	625,089,069	187,067,558	30,149,816

Cash flows from investing activities:
Maturity of restricted short-term investment	1,163,205,621	1,727,611,910	1,288,659,345	207,694,186
Maturity of short-term investments	-	-	132,500,000	21,355,124
Cash received from third party for disposal of investment in subsidiaries	-	2,000,000	-	-
Proceeds from disposal of property, plant and equipment	45,166,512	1,581,644	16,162,935	2,604,992
Proceeds from disposal of intangible assets	-	391,541	-	-
Deferred government grants related to assets	119,820,411	63,331,500	92,440,000	14,898,624
Decrease/(Increase) in restricted cash	(35,248,372)	(246,791,432)	(135,427,099)	(21,826,886)
Purchase of property, plant and equipment	(241,145,388)	(463,242,173)	(489,978,748)	(78,970,239)
Cash paid for project assets	(116,845,750)	(529,519,126)	(2,511,677,528)	(404,808,937)
Payment of deposit for acquisition of subsidiaries	-	-	(10,000,000)	(1,611,707)
Cash paid for land use rights	(7,200)	(12,305,449)	(9,380,139)	(1,511,804)
Purchase of intangible assets	(3,481,518)	(1,434,820)	(4,637,414)	(747,415)
Purchase of restricted short-term investments	(1,391,451,906)	(1,739,243,853)	(2,153,867,953)	(347,140,501)
Purchase of short-term investments	-	-	(244,500,000)	(39,406,247)
Cash paid for investments in affiliates	(35,200,000)	(84,000,000)	-	-
Cash paid for acquisition of subsidiaries, net of cash acquired	(5,584,599)	(4,502,516)	(129,047,885)	(20,798,744)
Net cash used in investing activities	(500,772,189)	(1,286,122,774)	(4,158,754,486)	(670,269,554)

Cash flows from financing activities:
Proceeds from redeemable preferred shares issuance by subsidiary	-	-	1,383,264,590	222,941,784
Proceeds from exercise of share options	-	17,551,472	14,528,109	2,341,506
Proceeds from issuance of ordinary shares	-	413,004,026	770,201,158	124,133,894
Proceeds from issuance of convertible senior notes	-	-	914,850,000	147,447,055
Issuance cost paid for issuance of convertible senior notes	-	-	(26,052,881)	(4,198,962)
Proceeds from issuance of bonds	300,000,000	800,000,000	-	-
Capital contributions by non-controlling interests holders	100,000	-	8,800,000	1,418,303
Proceeds from borrowings	3,664,587,785	3,399,340,045	5,220,563,513	841,402,107
Increase in notes payable	239,305,886	63,857,600	1,040,449,696	167,690,052
Repayment of borrowings	(3,600,565,060)	(3,469,138,668)	(3,984,432,151)	(642,173,895)
Repayment of bonds payable	(1,000,000,000)	(300,000,000)	-	-
Change in cash restricted for notes payable	25,863,067	(83,534,197)	(38,479,112)	(6,201,707)
Net cash provided by/(used in) financing activities	(370,708,322)	841,080,278	5,303,692,922	854,800,137

Effect of foreign exchange rate changes on cash and cash equivalents	508,622	(3,100,397)	(11,061,518)	(1,782,794)

Net (decrease)/increase in cash and cash equivalents	(154,720,946)	176,946,176	1,320,944,476	212,897,605
Cash and cash equivalents, beginning of year	433,850,961	279,130,015	456,076,191	73,506,139

Cash and cash equivalents, end of year	279,130,015	456,076,191	1,777,020,667	286,403,744

Supplemental disclosure of cash flow information
Cash paid for income tax	26,447,159	1,600,684	35,014,405	5,643,298
Cash paid for interest expenses (net of amounts capitalized)	223,163,459	145,665,079	201,206,133	32,428,542

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	253,431,693	209,168,858	94,041,991	15,156,818
Purchases of project assets included in other payables	184,623,149	282,999,774	711,359,860	114,650,398
Settlement of accounts receivable through receipt of convertible notes	-	24,823,040	-	-
Utilization of prepayment for share repurchase made in prior year	5,521,130	-	-	-
Proceeds from exercise of share options received in subsequent period	160,861	1,266,499	226,952	36,578
Payment of issuance cost for follow-on offering in subsequent period	-	1,273,309	2,328,174	375,234
Non cash contribution from non-controlling shareholders	-	-	5,200,000	838,088

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2014:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Technology Limited (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%

JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Jinko Solar Pty Ltd. (“JinkoSolar South Africa”)	April 13, 2012	South Africa	100%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)*	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd (“WWG Investment”)	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA.	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%

Jiangxi Jinko Domestic Photovoltaics Technology Co., Ltd	October 8, 2014	PRC	100%

Zhejiang Jinko Financial Leasing Co., Ltd	October 10, 2014	PRC	100%

Zhejiang Jinko Domestic Photovoltaics Technology Co., Ltd	October 15, 2014	PRC	100%

Shanghai Jinko Photovoltaics Technology Co., Ltd	November 6, 2014	PRC	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

JinkoSolar Household PV Technology Holding Co., Ltd	December 30, 2014	Hong Kong	100%

* JinkoSolar Power, a 55% owned subsidiary of WWG Investment, is the holding company of the Group’s solar project business. The following table sets forth information concerning the JinkoSolar Power’s major subsidiaries as of December 31, 2014:

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of ownership

Canton Best Limited (“Canton Best BVI”) **	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited (“Wide Wealth Hong Kong”)**	June 11, 2012	Hong Kong	100%

Jiangxi JinkoSolar Engineering Co, Ltd. (“Jinko Engineering”) (Originally named as Shangrao Jinko PV Technology Engineering Co., Ltd.)	July 28, 2011	PRC	100%

Jinko Power Co., Ltd. (Zhejiang) (formerly Haining JinkoSolar Investment Co.,Ltd)	September 14, 2012	PRC	100%

**Canton Best BVI is a wholly owned subsidiary of JinkoSolar Power, and Wide Wealth Hong Kong is a wholly owned subsidiary of Canton Best BVI. Wide Wealth Hong Kong holds 100% equity interests in Jinko Engineering which further holds 100% equity interests in Jinko Power Co., Ltd. (Zhejiang). Jinko Power Co., Ltd. (Zhejiang) holds 43 solar power project entities in the PRC.

2.     PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, impairment of long-lived assets, the economic useful lives of property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, accounting for share-based compensation, fair value measurements of share-based compensation and financial instruments, legal contingencies, income taxes and related deferred tax valuation allowance.

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

For the Group’s majority-owned subsidiaries, non-controlling interests is recognized to reflect the portion of their equity interests which are not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statement of operation includes the net income attributable to noncontrolling interests. The cumulative results of operations attributable to noncontrolling interests are recorded as noncontrolling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to RMB602.7 million and RMB1,264.4 million as of December 31, 2013 and 2014, respectively.

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

f. Restricted short-term investments

Restricted short-term investments represent the time deposits legally hold by banks with original maturities longer than three months and less than one year, which are held as collateral for issuance of letters of credit, guarantee, bank acceptance notes or deposits for short-term borrowings.

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

Subsequent to initial recognition, available-for-sale investment is measured at fair value with changes in fair value recognized in accumulated other comprehensive income included in shareholders’ equity. When there is objective evidence that the investment is impaired, the cumulative losses from the declines in fair value that had been recognized directly in accumulated other comprehensive income are removed from equity and recognized in the statement of operations. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income are recognized in the statement of operations. The Group evaluates the investments periodically for possible other-than temporary impairment. When other-than-temporary impairment has occurred for an available-for-sale debt security and the Group intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, an impairment loss is recognized in earnings equal to the difference between the investment’s amortized cost basis and its fair value at the balance sheet date. The new cost basis will not be changed for subsequent recoveries in fair value. To determine whether a loss is other-than-temporary, the Group reviews the cause and duration of the impairment, the extent to which fair value is less than cost, the financial condition and near-term prospects of the issuer, and the Group’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery of its cost.

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

h. Notes receivable and payable

Notes receivable represents bank or commercial drafts that have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group. The carrying amount of notes receivable approximate their fair values due to the short-term maturity of the notes receivables. The allowance against notes receivable was RMB18,000,000 and nil as of December 31, 2013 and 2014, respectively. Allowance amount of RMB 18,000,000 as of December 31, 2013 was reversed in 2014 upon subsequent collection.

The Group also issues bank acceptance notes to its suppliers in China in the normal course of business. The Group classifies the changes in notes payable and the restricted cash held as collateral for issuance of bank acceptance notes as financing activities.

Notes receivable and payable are typically non-interest bearing and have maturities of less than six months.

i. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is reasonably assured. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluates whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances. The receivable from insurance is only recorded when insurance claim has been submitted to the insurance company and been accepted and acknowledged by the carrier and recovery is considered reasonably assured. Upon recording the recovery, the bad debt expense is reduced.

j. Short-term and long-term advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. A provision of advance to suppliers of RMB 227,073,440, nil and RMB2,694,857 was recorded for the years ended December 31, 2012, 2013 and 2014, respectively.

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2012, 2013 and 2014.

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

Construction in progress primarily represents the construction of new production line and buildings. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the consolidated statement of operations upon disposal.

m. Project Assets, net

Project assets represented the costs of solar power plants held for generation of electricity revenue and solar power plants under construction. Project assets are stated in the consolidated balance sheets at cost less accumulated depreciation and impairment provision, if any.

Costs of project assets consist primarily of costs relating to construction of solar power plants at various stages of development. These costs include costs for procurement of solar module and other equipment (including intercompany purchases), cost of land on which solar power plants are developed and other direct costs for developing and constructing solar power plants, such as costs for obtaining permits required for solar power plants and costs for designing, engineering, interest costs capitalized and installation in the course of construction. Such costs are capitalized starting from the point when it is determined that development of the solar power plant is probable. For a solar power project asset acquired from third parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition costs.

Costs capitalized in the construction of solar power plants under development will be transferred to completed solar power plants upon completion and when they are ready for intended use, which is at the point of time when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for intended use. Depreciation is computed using the straight-line method over the expected life of 20 years.

n. Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized for the years ended December 31, 2012, 2013 and 2014 were RMB7,507,649, RMB7,086,641, and RMB4,103,426, respectively.

o. Land use rights and land lease

a. Land use rights

Land use rights represent acquisition costs to purchase land use rights from the PRC government, which are evidenced by property certificates. The periods of these purchased land use rights are either 50 years or 70 years. The Company classifies land use rights as long term assets on the balance sheet and cash outflows related to acquisition of land use right as investing activities.

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 50 years or 70 years, as applicable.

b. Land lease

For certain of the Group’s solar power project, the Group enters into land lease contracts with the owners of the land use rights. Under such lease arrangements, the owners retain the property right of the land use rights. While the Group can only set up the solar panels on these leased lands but does not have the right to sell, lease or dispose the land use rights. Accordingly, land leases are classified as operating leases, with the lease payments being recognised over the lease periods of 20 years to 50 years as operating expenses. Such land lease payments are classified as operating cash outflows.

p. Intangible assets

Intangible assets include purchased software and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 or 10 years, respectively.

 q. Business combination and assets acquisition

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

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. In December of each year, the Company tests impairment of goodwill at the reporting unit level and recognizes impairment in the event that the carrying value exceeds the fair value of each reporting unit. The Company performs a two-step goodwill impairment test. The first step, identifying potential impairment, compares the fair values of each reporting unit to its carrying amount, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step would need to be conducted; otherwise, no further steps are necessary as no potential impairment exists. The second step, measuring the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. Any excess of the reporting unit goodwill carrying value over the respective implied value is recognized as an impairment loss. As of December 31, 2012, 2013 and 2014, the Company had no goodwill. The Company’s goodwill of RMB 45,645,832 resulted from the acquisition of Zhejiang Jinko in 2009 is fully impaired based on goodwill impairment test performed in 2011.

The Group acquires permits and solar power plants under construction through acquisition of equity interest in those solar power project companies. The Group evaluates whether the transfer of equity interests of a project company holding solar power plant under construction constitutes a business acquisition or an asset acquisition in accordance with ASC 805-10, which defines business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The Group considers that during initial development and before construction is completed and the solar power plant is connected to the grid, a project company only holds permits, modules, land use rights or land lease contract and other elements for construction, and does not have necessary input (the solar power plants itself), output (generation of electricity) and processes to operate as a business or have revenue-producing activities, therefore a solar power plant under construction does not meet the definition of a business until it begins operations. Accordingly the acquisition of equity interest of the project companies holding solar power plant under construction is not considered as business acquisition and is accounted for as assets acquisition. (Note 7)

r. Investments in affiliates

The Group holds equity investments in affiliates in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Group records its' proportionate share of the investees' income or loss in its consolidated financial statements. Cost method is used for investments over which the Company does not have the ability to exercise significant influence.

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

s. Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, project assets, land use rights and intangible assets with finite lives. The Group’s business requires heavy investment in manufacturing equipment that is technologically advanced, but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. .

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

The Group enters into certain sales contracts with retainage terms during 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years (the “Retainage Period”). Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expires. The total amounts of retainage that were not recognized as revenue were RMB169,630,559 and RMB194,243,162 as of December 31, 2013 and 2014, respectively.

Advance payments received from customers for the future sale of products are recognized as advances from third party customers in the consolidated balance sheets. Advances from customers are recognized as revenues when the conditions for revenue recognition described above have been satisfied. Advances from customers have been recognized as a current liability because the amount at each balance sheet date is expected to be recognized as revenue within twelve months.

The Group provides solar power product processing services to customers and the revenue of processing services is recognized upon completion which is generally evidenced by delivery of processed products to the customers.

The Group recognizes electricity generation revenue when persuasive evidence of an power purchase arrangement with the power grid company exists, electricity has been generated and be transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. The price of electricity generated by the Group’s utility-scale and groud-mounted distributed generation (“DG”) power plants include a portion that is subsidized by the Chinese central government.

In addition, the Group’s roof-top DG power plants are entitled to additional subsidies granted by Chinese central or local government on top of the sales price stipulated in the electricity sales supply agreements.

Starting July 1, 2013, the Group recognizes these subsidies as revenue when electricity is generated and transmitted to the grid and the electricity generation records are reconciled with the grid company because there are no further conditions attached to those subsidies and the above revenue recognition criteria are satisfied at such point of time. Refer to Note 3 for details about revenue recognition of these subsidies prior to July 1, 2013.

The Group recognizes revenue related to solar system integration projects on the percentage-of-completion basis. The Company estimates its revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No loss provision was recorded in the years ended December 31, 2012, 2013 and 2014.

In the PRC, value added tax (“VAT”) at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

v. Segment report

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

w. Cost of revenue

Cost of revenue for sales of photovoltaic products includes production and indirect costs, as well as shipping and handling costs for raw materials purchase and provision for inventories.

Costs of revenues for solar system integration projects include all direct material, labor, subcontractor cost, and those indirect costs related to contract performance, such as indirect labor, supplies and tools. The Group recognizes job material costs as incurred costs when the job materials have been installed. The Group considers job materials to be installed materials when they are permanently attached or fitted to the solar power systems as required by the engineering design. Cost of solar system integration projects was RMB219,104,382, nil and nil, for the year ended December 31, 2012, 2013 and 2014, respectively.

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was RMB5,593,865, RMB12,919,745 and RMB101,118,580 for years ended December 31, 2012, 2013 and 2014, respectively.

x. Warranty cost

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

Due to limited warranty claim history, the Group estimates warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group began the sales of solar modules in the first half of 2009 and has not experienced any material warranty claims to-date in connection with declines in the power generation capacity of its solar modules or defects. The accrual for warranty cost as of December 31, 2012, 2013 and 2014 were RMB130,517,641, RMB195,235,102 and RMB287,087,880, respectively. The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2012, 2013 and 2014, warranty costs were RMB40,213,055, RMB67,516,104 and RMB92,255,203, respectively. The utilization of the warranty accruals for the years ended December 31, 2012, 2013 and 2014 were RMB6,159,049, RMB2,798,643 and RMB402,425, respectively.

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

y. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB164,942,482, RMB212,342,881 and RMB353,352,484 for the years ended December 31, 2012, 2013 and 2014, respectively.

z. Research and development

Research and development costs are expensed when incurred.

aa. Start-up costs

The Group expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities (excluding costs that are capitalized as part of property, plant and equipment) and costs incurred with the formation of new subsidiaries such as organization costs.

ab. Income Taxes

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. The Group did not have any interest and penalties associated with uncertain tax positions in the year ended December 31, 2012, 2013 and 2014 as there were no uncertain tax positions.

ac. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

ad. Long-term payables

Long-term payable represents the amounts due to suppliers for purchase of material used in the project assets construction. As part of the payment term, the Group retains a portion of the purchase price, which will generally be paid by the Group two to three years after the related solar projects are completed. The retainages are paid upon certain specific conditions are met or passage of time. Long-term payable is initially recorded at the present value determined based on the market interest rate for long-term borrowing, and amortized over the payment terms of two to three years. Imputed interests of long-term payable were nil, RMB 506,109 and RMB 3,102,066 in the years ended December 31, 2012, 2013 and 2014, respectively, which were included in interest expenses.

ae. Fair value of financial instruments

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (also referred to as an exit price). A hierarchy is established for inputs used in measuring fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs. Valuation techniques used to measure fair value shall maximize the use of observable inputs.

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group's evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group's consolidated assets, liabilities, equity and net income.

The Group's financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term investments, accounts and notes receivable, forward contract receivable, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contracts payable, short-term borrowings, long-term borrowings and convertible senior notes.

The forward contracts receivable and payable, capped call options and convertible senior notes are measured at fair value (note 30). Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

af. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2012, 2013 and 2014, the Group received financial subsidies of RMB40,902,610 , RMB7,583,102 and RMB49,785,321 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB119,820,411, RMB63,331,500 and RMB92,440,000 during the years ended December 31, 2012, 2013 and 2014, respectively.

ag. Repurchase of share

When the Company’s shares are purchased for retirement, the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price is shown separately as treasury stock.

ah. Statutory reserves

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

Jiangxi Jinko and Jinko Engineering, as wholly foreign owned enterprises incorporated in the PRC, are required on an annual basis to make appropriations of net profits, after the recovery of accumulated deficit, to a general reserve fund and a staff bonus and welfare fund. These reserve funds are set at certain percentage of after-tax profit determined in accordance with the PRC GAAP. The percentage of the appropriation for general reserve fund is at least 10%, and the percentage of the appropriation for staff bonus and welfare fund is at the discretion of its boards of directors.

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

During the years ended December 31, 2012, 2013 and 2014, the Group made total appropriations to statutory reserves of RMB56,894, RMB5,887,925 and RMB66,975,887, respectively.

ai. Earnings/(Loss) per share

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

Periodic accretion to redeemable non-controlling interests in connection with the outstanding redeemable convertible preferred shares of a subsidiary (note 6), and the remaining net profit of the subsidiary (if any after deducting the accretion) that attributes to its outstanding redeemable convertible preferred shares under the two-class method, are recorded as deductions to consolidated net income to arrive at net income (loss) available to the Company’s ordinary shareholders.

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

al. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars ("US$" or "USD") as of and for the year ended December 31, 2014 are solely for the convenience of readers and were calculated at the rate of RMB6.2046 to US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2014, or at any other rate.

am. Recent accounting pronouncements

In April 2014, the FASB issued Accounting Standards Update No. 2014-08 ‘‘Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity’’. The new guidance changes the criteria for reporting discontinued operations while enhancing disclosures in this area. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Additionally, ASU 2014-08 requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. ASU 2014-08 is effective for the Company in the first quarter of fiscal 2015. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (‘‘ASU 2014-09’’), ‘‘Revenue from Contracts with Customers (Topic 606)’’. ASU 2014-09 will eliminate transaction-specific and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. Entities can transition to the standard either retrospectively or as a cumulative effect adjustment as of the date of adoption. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

3.	REVENUES

The Group's revenues for the respective periods are detailed as follows:

	For the years ended December 31
	2012	2013	2014
	RMB	RMB	RMB
Sales of solar modules	3,897,288,039	6,660,317,517	9,155,395,954
Sales of silicon wafers	328,428,550	70,636,980	286,585,049
Sales of solar cells	138,686,401	184,203,072	200,643,639
Sales of silicon ingots	1,885,648	1,189,751	-
Sales of recovered silicon materials	270,406	14,559,658	11,272,636
Processing service fees	213,427,948	71,010,744	69,581,434
Solar system integration projects	213,174,391	201,056	11,209,600
Revenue from generated electricity	1,607,066	76,719,737	243,840,336
Total	4,794,768,449	7,078,838,515	9,978,528,648

The Company began developing solar power plant projects in 2011. Electricity generation revenue represents sales of electricity produced by the solar power plants. Electricity revenue consists of basic portion and government subsidy portion. The basic portion of electricity revenue is born by the local grid companies and the government subsidy portion of electricity revenue is funded by the China Ministry of Finance and paid through local grid companies to the Company.

Before July 1, 2013, the Company did not recognise the government subsidy portion as revenue from solar projects due to the lack of detailed government guidelines and uncertainty over the timing of subsidy payment. During the third quarter of 2013, the Chinese government announced a series of policies aimed at streamlining and standardizing government subsidy payments for electricity revenues for solar projects in China as well as expanding the amount invested in renewable energy. In addition, the Company received the government subsidy portion of electricity revenue for certain solar projects for the year 2012 during the third quarter of 2013. As a result of the increased policy clarity and payment certainty, the Company began to accrue the government subsidy portion of electricity revenue starting July 1, 2013. For the electricity revenues recognized in the year ended December 31, 2013, RMB2,125,076 and RMB52,700,759 was related to the government subsidy portion of electricity revenue in 2012 and 2013, respectively.

For the electricity revenues recognized in the year ended December 31, 2014, RMB161,778,511 was related to the government subsidy for electricity revenues in 2014.

Before the third quarter of 2014, the Company received government subsidy portion of electricity revenue from local grid companies without being requested to issue value-added tax invoices, and the Company recognized 100% of the government subsidy portion as revenue, which was consistent with the relevant PRC tax regulations. During the third quarter of 2014, the Company’s operating subsidiaries were requested by the State Grid Corporation of China to issue value-added tax invoices for government subsidy portion as a condition for the grid company to pay the government subsidy to the Company. By issuing the value-added tax invoices, an operating subsidiary would be subject to value-added tax liability on the government subsidy portion of electricity generation revenue. As a result of such change, the Company recorded a cumulative value-added tax payable and a reduction of revenue in 2014 for the amount of RMB7.7 million related to previous years. In addition, starting from 2014, the Company records value-added tax payable with a corresponding reduction to revenue at the time of recognizing the government subsidy as revenue.

The following table summarizes the Group's net revenues generated in respective geographic locations:

	For the years ended December 31
	2012	2013	2014
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	2,179,670,146	3,461,295,473	4,357,362,571
Outside China
America	135,839,209	414,371,308	1,766,283,018
UK	23,684,362	227,654,714	1,266,982,317
Chile	451,778	4,601,077	580,383,748
South Africa	202,449	681,502,434	534,571,266
Japan	11,409,559	112,460,144	486,201,347
Rest of the world	2,443,510,946	2,176,953,365	986,744,381
Total	4,794,768,449	7,078,838,515	9,978,528,648

4. SEGMENT REPORT

In accordance with FASB ASC 280-010-50-22, the Company considered what financial information is included in the measures of segment profit or loss reviewed by our chief operating decision maker (“CODM”) or are otherwise regularly provided to the CODM, to determine whether to report or disclose a measure of profit or loss and total assets for each reportable segment. The specific items or accounts included in the measure of segment profit or loss reviewed by our CODM or are otherwise regularly provided to the CODM are: revenue from external customer, intersegment revenue, gross profit/(loss), interest income and expenses, and income / (loss) before income taxes.

The basis of accounting for recording revenue from external customer, intersegment sales and corresponding cost of sales, interest income and expenses, and income /(loss) before income taxes is in conformity with the accounting policies used in the consolidated financial statements, and such segment financial information is prepared and disclosed in accordance with aforementioned accounting basis, is on the same basis by which the Company reports internally to its chief operating decision maker.

The intersegment revenues from the sale of solar modules manufactured by the solar product manufacturing segment were recorded based on amounts charged to the solar project segment, which are generally determined using fair market price charged to independent third party customers. The corresponding cost of sale related to intersegment sales as recorded based on the actual costs of sales incurred by the solar product manufacturing segment.

The Company’s operating segments have certain of their own dedicated administrative and corporate key functions, such as accounting, administration, procurements, marketing, corporate legal and human resource. Costs for these functions are recorded and included in the respective selling, general and administrative costs for each of our segment. The Company allocates corporate costs to each segments based upon the estimated benefits, which are determined based on estimated time spent by corporate employees, provided to each segment from these corporate functions.

The following table set forth the results of operations of the segments and reconciliation with consolidated results of operations only for the years ended December 31, 2012, 2013 and 2014:

	As of December 31, 2012
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues--third parties	4,793,161,383	1,607,066	-	4,794,768,449
Revenues--intersegment	115,844,024	-	(115,844,024)	-
Gross profit-- third parties	236,223,914	(3,986,799)	-	232,237,115
Gross profit--intersegment	1,098,425	-	(1,098,425)	-
Interest expense, net	(221,719,806)	-	-	(221,719,806)
Income before income taxes	(1,526,557,907)	(25,061,043)	(1,098,425)	(1,552,717,375)

Total assets	7,719,329,082	798,992,874	(146,001,635)	8,372,320,321

	As of December 31, 2013
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues--third parties	7,045,771,578	33,066,937	-	7,078,838,515
Revenues—intersegment	323,522,112	43,652,800	(367,174,912)	-
Gross profit-- third parties	1,417,204,215	20,147,192	-	1,437,351,407
Gross profit—intersegment	23,712,087	25,716,745	(49,428,832)	-
Interest expense, net	(209,340,372)	(14,036,530)	-	(223,376,902)
Income before income taxes	282,959,050	19,467,078	(68,786,825)	233,639,303

Total assets	10,309,643,591	2,218,556,658	(1,916,975,178)	10,611,225,071

	As of December 31, 2014
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	9,740,876,507	237,652,141	-	9,978,528,648
Revenues—intersegment	1,893,735,279	-	(1,893,735,279)	-
Gross profit— third parties	2,103,506,626	136,533,561	-	2,240,040,187
Gross profit—intersegment	153,331,546	-	(153,331,546)	-
Interest expense, net	(220,206,531)	(67,461,121)	-	(287,667,652)
Income before income taxes	721,810,289	13,834,867	(153,331,546)	582,313,610

Total assets	15,790,325,086	6,958,477,388	(3,661,166,040)	19,087,636,434

*Elimination refers to (1) the elimination of revenue and profit from the sale of solar modules from the manufacturing segment to the solar project segment; (2) the elimination of unsettled receivables of the manufacturing segment and unsettled payables of the solar projects segment resulting from the above sales of solar modules.

5.	TAXATION

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries in Cayman Islands are not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands(“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

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

The Group’s solar power plant project entities are entitled to a three-year tax exemption from CIT starting from the year in which revenue is first generated from the sale of electricity, and a 50% CIT reduction for the succeeding three years thereafter for the income generated from investing and operating in the qualified public basic infrastructure projects according to the CIT Law (“three-year tax exemption and three-year 50% CIT reduction”). The CIT tax rate for these project entities will increase to 25% upon the expiration of such term.

Additionally, under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totalled RMB1,284,385,993 and the amount of the unrecognized deferred tax liability, calculated based on the 5% rate, on the permanently reinvested earnings was RMB64,219,300 as of December 31, 2014.

Hong Kong

The Company's subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Luxemburg

Jinko Luxemburg is incorporated in Luxemburg and is subject to corporate income tax at 28.8%.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 38%.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.5% in 2014.

Jinko GMBH is incorporated in Germany and is subject to Germany profit tax rate of approximately 33% on the assessable profit.

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 31.4%.

Jinko France is incorporated in France and is subject to corporate income tax at 33.33%.

Jinko Portugal is incorporated in Portugal and is subject to corporate income tax at 23%.

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

South Africa

Jinko South Africa is incorporated in South Africa and is subject to corporate income tax at 28%.

Brazil

Jinko Brazil is incorporated in Brazil and is subject to corporate income tax at 15%.

Mexico

Jinko Mexico is incorporated in Mexico and is subject to corporate income tax at 30%.

Composition of Income Tax Expense

Income/(loss) before income taxes for the years ended December 31, 2012, 2013 and 2014 were taxed within the following jurisdictions:

	For the year ended December 31
	2012	2013	2014
	RMB	RMB	RMB
Cayman Islands	(136,614,196)	(252,710,798)	73,497,948
PRC	(1,191,201,484)	334,511,152	695,671,595
Other countries	(224,901,695)	151,838,949	(186,855,933)
Income/(Loss) before income taxes	(1,552,717,375)	233,639,303	582,313,610

For the year ended December 31, 2012, 2013 and 2014, the earnings (losses) attributed to Cayman Islands was mainly due to the fair value gain (loss) from convertible senior notes and capped call options.

The current and deferred positions of income tax (expense)/benefit included in the consolidated statement of operations for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the year ended December 31
	2012	2013	2014
	RMB	RMB	RMB
Current income tax (expense)/benefit
PRC	7,561,393	(17,468,843)	(28,703,637)
Other countries	838,169	(153,468)	(7,722,360)
Total current income tax (expense)/benefit	8,399,562	(17,622,311)	(36,425,997)
Deferred tax (expense)/benefit	518,086	(910,065)	170,760,020
Income tax (expense)/benefit	8,917,648	(18,532,376)	134,334,023

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Company's effective tax rate is as follows:

	For the year ended December 31
	2012	2013	2014
	%	%	%
Statutory CIT rate	(25.0)	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	0.3	1.2	1.1
—Change in fair value of convertible senior notes and capped call options	1.6	22.8	(2.8)
—Accrued payroll and welfare expenses	0.8	2.2	0.4
—Change of enacted tax rate (1)	(7.5)	43.8	(9.2)
—Effect of prior year tax difference (2)	(0.6)	-	(1.5)
—Other non-deductible expenses	0.8	1.6	6.4
Difference in tax rate of a subsidiary outside the PRC	0.9	3.4	0.7
Effect of tax holiday for subsidiaries	6.9	(5.8)	(14.6)
Change in valuation allowance	21.2	(86.3)	(28.6)
Effective CIT rate	(0.6)	7.9	(23.1)

(1) Change of enacted tax rate decreased from 43.8% in 2013 to (9.2)% in 2014 is due to the different enacted tax rate used in the calculation of long-term deferred tax assets and liabilities, as certain subsidiaries are entitled to three-year tax exemption and three-year 50% CIT reduction tax holiday.

(2)The Company recorded an out-of-period adjustment of RMB12,146,071 in the year ended December 31, 2012, resulting from income tax filing difference for two PRC entities, which should have been recorded in the year ended December 31, 2011. The originating amount in 2011 was not material to the 2011 consolidated financial statements, nor was the out of period adjustment recorded in 2012 material to the 2012 consolidated financial statements.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31
	2012	2013	2014
	RMB	RMB	RMB
The aggregate amount of effect	-	25,853,541	85,570,052
Per share effect—basic	-	0.27	0.70
Per share effect—diluted	-	0.27	0.56

Significant components of deferred tax assets/liability—current

	For the year ended December 31
	2013	2014
	RMB	RMB
Net operating losses	-	209,731
Provision for inventories, accounts receivable, other receivable	59,362,637	65,697,562
Change in fair value of forward contracts	(5,270,148)	(4,422,965)
Accrued warranty costs	5,923,185	9,320,959
Accrued interest	503,377	389,575
Other temporary differences	5,283,025	10,991,820
Total deferred tax assets	65,802,076	82,186,682
Less: Valuation allowance	(65,802,076)	(4,624,641)
Deferred tax assets—current, net	-	77,562,041

Other temporary differences	-	(6,187,087)
Deferred tax liabilities—current, net	-	(6,187,087)

Significant components of deferred tax assets/liability—non-current

	For the year ended December 31
	2013	2014
	RMB	RMB
Net operating losses	39,762,082	71,314,107
Accrued warranty costs	25,977,871	55,178,012
Timing difference for project assets, property, plant and equipment	41,045,290	33,296,577
Provision for advance to suppliers to be utilized beyond one year*	34,158,957	-
Provision of prepayment for purchase of property, plant and equipment*	6,629,065	-
Timing difference for revenue recognition of retainage contract	25,442,086	13,267,698
Other temporary differences	3,300,328	(279,551)
Total deferred tax assets	176,315,679	172,776,843
Less: Valuation allowance	(176,315,679)	(70,652,937)
Deferred tax assets—non-current, net	-	102,123,906

Other temporary differences	-	(2,572,785)
Deferred tax liabilities—non-current, net	-	(2,572,785)

* These provision expenses were not treated as tax deductible items for calculating taxable income in the year ended December 31, 2012, and were fully deductible in the year ended December 31, 2014 upon subsequent approval from the local tax authorities.

Movement of valuation allowances

	For the year ended December 31
	2012	2013	2014
	RMB	RMB	RMB
At beginning of year	(73,967,071)	(402,860,548)	(242,117,755)
Current year additions	(329,813,147)	(21,347,390)	(55,339,194)
Utilization and reversal of valuation allowances	919,670	182,090,183	222,179,371
At end of year	(402,860,548)	(242,117,755)	(75,277,578)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2013 and 2014, valuation allowances of RMB242,117,755 and RMB75,277,578 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowance was reversed in 2014 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB222 million in 2014.

6. REDEEMABLE NON-CONTROLLING INTERESTS

In July 2014, JinkoSolar Power, one of the Company’s wholly owned subsidiaries, entered into preferred share agreements with certain investors (“preferred shareholders”) to issue 25,532 shares of series A redeemable convertible preferred shares, 26,809 shares of series A-1 redeemable convertible and preferred shares and 5,106 shares of series A-2 redeemable convertible preferred shares, respectively, at the price of US$3,917 per share for an aggregate issuance price of US$ 225 million (RMB1,385 million). The preferred shares on an as-if-converted basis represented approximately 45% of the aggregate issued and outstanding share capital of JinkoSolar Power on the closing date, with the Company holding the remaining 55%. The issuance costs related to series A, A-1 and A-2 preferred shares were US$240,000 (RMB1.5 million).

Pursuant to the preferred share agreement, the preferred shareholders have the right to convert all or any portion of their preferred shareholdings into ordinary shares of JinkoSolar Power at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares. Conversion ratio is subject to adjustment for dilution, including but not limited to stock splits, stock dividends and recapitalization, In addition, the Preferred Shares will automatically convert into the Company’s ordinary shares upon the occurrence of a qualified initial public offering (IPO), at the then effective and applicable conversion price. The shareholders also have the right to require JinkoSolar Power, the Company and WWG Investment, which is a wholly owned subsidiary of the Company and the intermediate holding company that directly holds JinkoSolar Power, to redeem the preferred shares if (i) a qualified IPO or Sale fails to occur within the prescribed time periods; or (ii) a material breach of the terms and conditions of the preferred share agreements by the JinkoPower Solar, the Company and its respective subsidiary. The redemption price for each Preferred Share shall be equal to: (1) the original preferred issue Price, plus (2) a simple annual return of 13% (calculated on a 360-day per year basis) on the original preferred issue price, calculated from the issue date, August 11, 2014, until the redemption closing, plus (3) all declared or accrued but unpaid dividends for such Preferred Share until the closing date of the redemption in each case proportionally adjusted for any recapitalization events, such as share split, share combination, and share dividend.

Because the series A preferred shares issued by JinkoSolar Power are redeemable at a determinable price on a determinable date, at the option of the holder, or upon occurrence of an event that is not solely within the control of the issuer. Accordingly, the redeemable preferred shares issued by JinkoSolar Power are recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480-10-S99-3A. Because the applicable operative agreements do not give the preferred shareholders a contractual right to participate in JinkoSolar Power’s earnings or dividends on an actual or if-convertible basis, no earnings or loss of JinkoSolar Power will be allocated at the Company level to the redeemable noncontrolling interests. The Group accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method. The accretion, which increases the carrying value of the redeemable noncontrolling interests, is recorded against retained earnings, or in the absence of retained earnings, by increasing the accumulated deficit.

The change in the carrying amount of redeemable non-controlling interests for the years ended December 31, 2014 is as follows:

Year Ended December 31,
2014
RMB
Beginning Balance	-
Recognition of redeemable non-controlling interest during 2014	1,383,264,590
Accretion to redemption value of redeemable non-controlling interests	52,320,700
Ending Balance	1,435,585,290

7. ACQUISITION OF SOLAR POWER PLANTS UNDER DEVELOPMENT, ASSETS AND ASSUMPTION OF LIABILITIES THROUGH ACQUISITION OF PROJECT COMPANIES

The Group has acquired permits and solar power plants under construction through acquisition of equity interest in relevant solar power project companies from third parties. These transactions were conducted in the normal course of the business and are accounted for as assets acquisition due to that the permits and solar power plants under construction do not meet the definition of a business until these solar power plants begin operations.

During the year ended December 31, 2014, the Group acquired the entire issued share capital of nine solar power project companies located in Ningxia, Shandong, Neimenggu and Jiangsu, China from independent third parties.

The aggregate net assets acquired in transactions were as follows:

Year Ended December 31,
2014
RMB
Cash and cash equivalents	51,115
Other receivables-3rd party	4,288,400
Solar power project assets, net	24,116,884
Other assets	198,829,274
Accounts payable	(79,127,090)
Other payables-3rd party	(13,859,583)
Net assets acquired	134,299,000

Total consideration satisfied by
Non-controlling interests	5,200,000
Cash consideration paid	129,099,000

Net cash outflow for acquisition:
Cash consideration paid	129,099,000
Cash and cash equivalents acquired	51,115
129,047,885

8. ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2013	2014
	RMB	RMB
Accounts receivables	2,094,704,129	3,546,873,497
Allowance for doubtful accounts	(445,956,167)	(428,570,077)
Accounts receivable, net	1,648,747,962	3,118,303,420

As of December 31, 2014, accounts receivable with net book value of RMB169,694,054 were pledged as collateral for the Group’s borrowings (Note 20).

Movement of allowance of doubtful accounts

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB
At beginning of year	179,746,165	673,671,445	445,956,167
Addition	541,662,539	121,315,213	188,572,147
Write-off	-	(40,819,459)	(44,538,077)
Reversal	(47,737,259)	(308,211,032)	(161,420,160)
At end of year	673,671,445	445,956,167	428,570,077

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

The significant bad debt reversal represents the cash collection of the fully provided long-term receivables. The Company made bad debt provisions for certain long-term receivables in prior years which were in line with the adverse economic environment in solar industry. With the recovery of solar industry since 2013, the Company made its best effort to improve the cash collection for the long-aged accounts receivables. The cash received was recorded as the reversal of prior year bad debt allowance.

9. ADVANCES TO SUPPLIERS, NET – THIRD PARTY

	As of December 31,
	2013	2014
	RMB	RMB
Advances to suppliers - current	74,047,190	87,647,202
Advances to suppliers - noncurrent	223,043,440	-
Total	297,090,630	87,647,202
Provision for advances to suppliers	(227,073,440)	(6,724,857)
Advances to suppliers, net	70,017,190	80,922,345

The Group's advance payments to suppliers with purchase contracts with term of more than one year were made to two major suppliers, Hoku Materials, Inc. ("Hoku"), a fully owned subsidiary of Hoku Corporation (formerly known as "Hoku Scientific, Inc.") and Wuxi ZhongCai Technologies Co., Ltd., ("Wuxi Zhongcai") respectively in 2012. The Group previously entered into long-term polysilicon supply agreements with each of Hoku and Wuxi Zhongcai. As a result of continuing significant decline in the polysilicon purchase price and the adverse developments in those suppliers’ operations during 2012, including the suspension of their productions, the Group made full provision of RMB223,043,440 for the full outstanding balances of inventory purchase prepayment made to those two suppliers under long-term polysilicon supply contracts during the year ended December 31, 2012. The Group wrote off the provision of RMB223,043,440 during the year ended December 31, 2014. The Company recorded provisions of nil and RMB2,694,857 for the years ended December 31, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

10. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Raw materials	239,284,316	638,652,057
Work-in-progress	103,161,011	324,604,192
Finished goods	369,583,888	927,891,802
Total	712,029,215	1,891,148,051

Write-down of the carrying amount of inventory to its estimated market value was RMB332,337,477, RMB163,728,489 and RMB75,935,281 for the years ended December 31, 2012, 2013 and 2014, respectively, and were recorded as cost of revenues in the consolidated statements of operations.

As of December 31, 2014, inventories with net book value of RMB200,414,527 were pledged as collateral for the Group’s borrowings (Note 20).

11. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Value-added tax deductible	463,771,911	685,696,580
Deposit for customer duty, bidding and others	39,412,046	68,027,240
Rental deposit and prepayment	7,876,610	31,054,808
Prepayment for share repurchase	25,173,532	25,471,153
Prepaid professional service fee	5,646,098	18,824,241
Prepayment for income tax	5,992,644	17,439,451
Employee advances	10,357,581	15,602,935
Prepaid insurance premium	9,407,769	15,060,226
Deposits related to acquisition of subsidiaries	-	10,000,000
Deposits related to construction of solar projects	9,880,000	9,880,000
Others	14,335,784	19,599,010
Total	591,853,975	916,655,644

Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

As of December 31, 2013 and 2014, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

12. INVESTMENTS IN AFFILIATES

Investments accounted for under the equity method.

The movement of the investments in equity method company is as follows:

	As of December 31,
	2013	2014
	RMB	RMB
At beginning of year	27,983,709	86,368,746
Investment	84,000,000	-
share of (loss)/gain of affiliated companies	(25,614,963)	9,549,289
At end of year	86,368,746	95,918,035

On December 20, 2012, JinkoSolar signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. (“Jinchuan Group”), a Chinese state-owned enterprise, to jointly invest in and establish a company named Gansu Jintai Electronic Power Co., Ltd. (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic (“PV”) solar power plant in Jinchang, Gansu Province, China. JinkoSolar holds 28% equity interest in Gansu Jintai and accounts for its investment in Gansu Jintai using the equity method as JinkoSolar has the ability to exercise significant influence over the operating and financial policies of the investee. JinkoSolar’s share of Gansu Jintai ’s results of operations is included in equity (loss)/gain in affiliated companies in the Group’s consolidated statements of operations, with an amount of RMB25,614,963 and RMB9,549,289 for the year ended December 31, 2013 and 2014, respectively.

Investments accounted for under the cost method

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gaisu province, China, for a consideration of RMB7,200,000. The Group accounted for the RMB7.2 million using the cost method of accounting.

13. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Buildings	632,996,431	674,404,784
Machinery and equipment	3,412,945,731	3,587,003,598
Motor vehicles	24,519,713	31,996,742
Furniture, fixture and office equipment	48,993,283	70,296,117
	4,119,455,158	4,363,701,241
Less: Accumulated depreciation	(1,024,205,575)	(1,354,103,750)
Less: Impairment	(33,632,696)	(37,759,828)
Subtotal	3,061,616,887	2,971,837,663
Construction in progress	125,381,063	129,957,509
Property, plant and equipment, net	3,186,997,950	3,101,795,172

Depreciation expenses were RMB323,152,636 , RMB328,311,127 and RMB348,022,445 for the years ended December 31, 2012, 2013 and 2014, respectively.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

In the years ended December 31, 2012, 2013 and 2014, the Group recorded impairment of RMB65,476,299 , RMB3,573,248 and RMB6,217,151 related to the retirement of certain equipment in the wafer and cell production line that had become obsolete.

As of December 31, 2014, certain property, plant and equipment with net book value amounting of RMB1,788,436,155 are pledged as collateral for the Group’s borrowings (Note 20).

14. PROJECT ASSETS

As of December 31, 2013 and 2014 the balances of project assets was RMB1,358,944,492 and RMB4,353,070,389, respectively. As of December 31, 2013 and 2014, RMB1,349,668,502 and RMB2,027,560,954 of project assets had been completed and connected to the grid. The revenues from connection to the grid for the years ended December 31, 2013 and 2014 were RMB76,719,737 and RMB237,539,126, respectively. Depreciation expenses of project assets were RMB27,309,105 and RMB85,693,840 for the years ended December 31, 2013 and 2014, respectively.

As of December 31, 2014, project assets with net book value of RMB1,153,898,024 were pledged as collateral for the Group’s borrowings (Note20).

15. LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 20 to 70 years, as applicable, in the PRC.

	As of December 31,
	2013	2014
	RMB	RMB
Land use rights	386,909,459	406,639,529
Less: accumulated amortization	(27,824,516)	(34,707,379)
Land use rights, net	359,084,943	371,932,150

Amortization expense was RMB6,546,151 , RMB6,664,272 and RMB6,882,863 for the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, estimated amortization expense in each of the next five years is RMB7,569,831.

As of December 31, 2014, Certain land use rights with net book value of RMB255,885,578 were pledged as collateral for the Company’s borrowings (Note 20).

16. INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2013	2014
	RMB	RMB
Trademark	1,828,762	1,828,762
Computer software	6,603,124	11,240,538
Less: accumulated amortization	(1,968,299)	(3,105,252)
Intangible assets, net	6,463,587	9,964,048

Amortization expense was RMB764,312 , RMB953,290 and RMB1,136,953 for the years ended December 31, 2012, 2013 and 2014, respectively.

17. OTHER ASSETS

Other assets consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Prepayments for purchase of property, plant and equipment	61,958,160	98,361,331
Prepayments for construction of project assets	9,283,580	51,028,487
Prepayments for land use rights	12,305,449	1,955,518
Prepayments for land lease	-	20,419,212
Prepayment for warranty insurance premium	57,215,458	68,933,792
VAT recoverable for solar power plants	-	186,077,827
Deferred charges	-	47,390,407
Others	4,164,974	311,110
Total	144,927,621	474,477,684

18. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2013	2014
	RMB	RMB
Payables for purchase of property, plant and equipment	209,168,858	163,015,047
Payables for project assets	282,999,774	745,106,497
Government grants related to assets	53,150,000	67,840,000
Value-added tax and other tax payables	26,032,624	77,827,147
Freight payables	71,588,840	112,111,724
Accrued utilities, rentals and interest	21,296,512	39,474,340
Contracted labor fee	28,579,830	39,329,924
Accrued warranty cost	36,133,758	64,199,521
Commission payables	28,359,421	11,466,566
Accrued professional service fees	9,217,250	11,325,928
Others	63,846,698	60,446,983
Total	830,373,565	1,392,143,677

The government grant was under Golden Sun Program which was sponsored by China's Ministry of Finance, Ministry of Science and Technology, the National Energy Administration of the National Development and Reform Commission, and the Ministry of Housing and Urban-Rural Development. These grants will be deducted from the carrying amount when the assets are ready for use.

19. BONDS PAYABLE AND ACCRUED INTEREST

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

On January 29, 2013, Jiangxi Jinko issued a six-year bond with an aggregate principal amount of RMB800,000,000 which bears a fixed annual interest rate of 8.99% and will mature on January 28, 2019. At the end of the third year in the life of the bonds, the Group has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bond, at such time. The bond is recorded on amortized cost basis with the interest rate of 8.99%. Interest expense related to the bond was RMB66,725,778 and RMB 66,725,778 for the year ended December 31, 2013 and 2014,respectively.

Bonds payable are all issued at face value, unsecured from the issuance date.

20 BORROWINGS

(a) Short-term borrowings

	As of December 31,
	2013	2014
	RMB	RMB
Short-term bank borrowings	1,803,593,927	2,566,366,459
Long-term bank borrowings—current portion	171,000,000	40,500,000
Total short-term borrowings	1,974,593,927	2,606,866,459

The short-term bank borrowings outstanding as of December 31, 2013 and 2014 carried a weighted average interest rate of 5.28% and 4.78% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2014 were borrowings of RMB21,413,994 and RMB1,156,364,658 which are denominated and repayable in EURO and USD, respectively.

As of December 31, 2014, the Group had a short-term bank borrowing of RMB94,901,516 from Jiangxi Heji Investment Co., Ltd. which were interest free and without definite repayment term.

As of December 31, 2014, the Group had short-term bank borrowings of RMB583,129,627 which were credit loans. The remaining short-term bank borrowings of RMB1,888,335,316 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:

·	Borrowings of RMB419,240,000 guaranteed by Jiangxi Jinko, RMB48,930,650 guaranteed by Jiangxi Import & Export, and RMB82,818,738 guaranteed by a third party, respectively.

·	Borrowings of RMB 96,267,150 collateralized on bank acceptance notes and letter of guarantee. The net value of the bank acceptance notes under pledge were RMB55,000,000.

·	Borrowings of RMB19,000,000 collateralized on accounts receivables of a Group’s subsidiary worth of RMB19,000,000.

·	Borrowings of RMB28,949,786 collateralized on third party's equipment and land use right, and also guaranteed by the Shareholders.

·	Borrowings of RMB50,000,000 collateralized on the Group's inventory. The net book value of the inventory was RMB139,414,527.

·	Borrowings of RMB110,000,000 collateralized on the Group's land use right. The net book value of the land use right was RMB 96,613,507.

·	Borrowings of RMB1,033,128,992 collateralized on the Group's certain building and equipment, including RMB558,378,898 which were also collateralized on the Group's certain land use rights, RMB224,000,000 were also collateralized on the Group's certain inventory. In addition, included in these borrowings there were borrowings of RMB466,014,161 guaranteed by the Shareholders, RMB168,110,161 guaranteed by Zhejiang Jinko, RMB493,539,933 guaranteed by Jiangxi Jinko, RMB80,000,000 guaranteed by Jiangxi Import & Export. The net book value of the land use right, building, equipment and inventory was RMB159,272,071, RMB352,598,628, RMB1,435,837,527, and RMB61,000,000, respectively as of December 31, 2014.

(b) Long-term borrowings

	As of December 31,
	2013	2014
	RMB	RMB
Long-term bank borrowings	533,000,000	997,000,000
Less: Current portion	(171,000,000)	(40,500,000)
Total long-term borrowings	362,000,000	956,500,000

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2015	40,500,000
2016	50,000,000
Thereafter	906,500,000
Total	997,000,000

In 2013, the Group entered into a loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) for a three-years loan in the principle amount of RMB 8,000,000. In 2013, Jiangxi Jinko received RMB 8,000,000 proceeds which were interest free. The borrowing was collateralized on stock rights of Jiangxi Jinko, which was hold by Jinko Technology.

In 2013 and 2014, the Group entered into loan agreements for an aggregate principle amount of RMB995 million for the term of 15 years with China Development Bank to develop power plant projects, which was repayable in installments from May 2013 to April 2032. As of December 31, 2014, the balance of these borrowings was RMB989,000,000, including 40,500,000 which will due in 2015. The loan carries a variable interest rate that is determined with reference to the prevailing base lending rate set by People’s Bank of China. The effective interest rate of the borrowing was 6.68% as of December 31, 2014. Interest is payable quarterly. The borrowing was collateralized on certain of the Group’s solar power project assets, accounts receivable, and also guaranteed by a Shareholder, Jinko Power Co., Ltd. and a subsidiary of Jinkosolar Holding. The net book value of solar power project assets and accounts receivable collateralized were RMB1,153,898,024 and RMB150,694,054, respectively, as of December 31, 2014. The borrowing was also collateralized on the equity interests of certain of the Group’s subsidiaries of which the total net assets were RMB455,098,347.

21. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share and diluted earnings/(loss) per share have been calculated as follows:

	For the years ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Numerator:
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Basic (1)	(1,542,422,068)	188,011,825	673,025,055
Elimination of convertible senior notes interest on assumed conversion	-	-	64,960,833
Elimination of exchange gain on convertible senior notes on assumed conversion	-	-	5,862,093
Elimination of change in fair value of convertible senior notes on assumed conversion	-	-	(150,790,707)
Net (loss)/income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Diluted	(1,542,422,068)	188,011,825	593,057,274

Denominator:
Denominator for basic calculation - weighted average number of ordinary shares outstanding	88,752,706	94,018,394	122,980,870
Dilutive effects of share options	-	2,017,591	3,934,741
Assumed conversion of convertible senior notes	-	-	26,870,920
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	88,752,706	96,035,985	153,786,531

Basic earnings/(loss) per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(17.38)	2.00	5.47
Diluted (loss)/earnings per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(17.38)	1.96	3.86

As disclosed in Note 6, redeemable non-controlling Interests, JinkoSolar Power issued redeemable convertible preferred shares, which are accounted for as redeemable non-controlling interest and are accreted from the initial carrying value to the ultimate redemption price on the earliest possible redemption date. For the year ended December 31, 2014, accretion of RMB 52,320,700 for redeemable non-controlling interests was recorded as a charge to decrease net income to arrive at net income attributable to JinkoSolar Holding’s ordinary shareholders. After the accretion, JinkoSolar Power has a net deficit for 2014 and there was no remaining earnings attributable to its redeemable convertible preferred shares,

For the year ended December 31, 2012 and 2013, the convertible senior notes were not included in the calculation of diluted EPS because of their anti-dilutive effect.

For the year ended December 31, 2012, the Company was in the loss situation, therefore the share options were not included in the computation of diluted EPS because of their anti-dilutive effect.

22. EMPLOYEE BENEFITS

According to the guidance promulgated by the central government, companies (and employees) are required to contribute, in specified portions, to the social insurance funds (including medical care insurance, work injury insurance, unemployment insurance, maternity insurance and pension benefits) as well as the housing funds (collectively, “employee welfare funds”) on a monthly basis for all of the employees based on such employees’ actual salaries or the applicable capped salary base, whichever is lower. An employee is entitled to request its employer to make the required portion of contributions in the statutory amounts to the employee welfare funds.

In line with local customary practices, the Company has made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of its employees’ actual salaries as required by the above described guidance, and has not made full contribution to the housing funds.

Based on the Company’s observation of local practices and consultation with relevant government authorities, the Company believes its practice has been consistent with the common practice adopted by businesses in Shangrao and Haining, where the Company’s main subsidiaries operate.

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB175,141,564 and RMB 210,287,692 as of December 31, 2013 and December 31, 2014, respectively.

On October 28, 2010, the Standing Committee of the National People’s Congress issued and adopted the Social Insurance Law (the “Social Insurance Law”), which became effective on July 1, 2011. The Social Security Law imposes certain fines for the aggregated amount of any outstanding contributions if such contributions are not made within a prescribed time period. In light of this requirement, the Company had accrued a penalty on the basis of a daily rate of 0.05% of the outstanding contributions as provided under the Social Insurance Law prior to 2014. The unpaid balance of penalty accrued for employee welfare benefits were RMB12,063,712 and RMB25,807,949 as of December 31, 2012 and 2013, respectively.

On September 26, 2013, the Ministry of Human Resources and Social Security of the People's Republic of China announced “Regulations on the Declaration and Payment of Social Welfare” (“New Social Security Regulation”), which took effect on November 1, 2013. The New Social Security Regulation clarifies that the local social security authority should issue a notification to the employers who fail to make appropriate contribution of social security and a late-payment penalty charge will only be imposed to employers who fail to pay the outstanding contribution within five days upon the receipt of the notification. However, there were different interpretations of the New Social Security Regulation as to applicability of the penalty charge by different local authorities in difference cities and provinces in late 2013, therefore, the Company started to perform investigation and legal assessment as well as communicating with relevant local authorities since then and continued to accrue penalty charge as of December 31, 2013. Legal assessment was completed in late 2014. In the opinion of the management, the probability that the Company would be required to pay late-payment penalty in connection with the unpaid contribution is remote, given that the Company has received certificates from local social security authorities which confirmed that the Company was in compliance with the local social insurance regulations as of December 31, 2014 and that local social security authorities have not issued any notification for payment of outstanding contribution to the Company. Accordingly, the Company reversed penalty accruals related to the outstanding social welfare contributions for RMB 25,807,949, and did not continue to accrue for late-payment penalty in the year ended December 31, 2014.

23. CONVERTIBLE SENIOR NOTES AND CAPPED CALL OPTIONS

2016 Convertible Notes

The Company issued USD 125 million of convertible senior notes on May 17, 2011, which will mature on May 15, 2016 (the “2016 Notes). The interest rate is 4% per annum payable semi-annually, in arrears. No accrued interest is to be paid on the 2016 Notes when they are converted.

Holders have the option to convert their Notes from the earlier of (i) when the registration statement of the 2016 Notes becomes effective and (ii) the first anniversary of the date on which the 2016 Notes are first issued, through to and including the business day prior to the maturity date, into ADSs representing the ordinary shares initially at a conversion rate of 29.6307 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$33.75 per ADS).

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

The holders have the option to require the Company to repurchase the 2016 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

The holders will have the right to require the Company to repurchase for cash all or any portion of their notes on May 15, 2014 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. No repurchase request was received by the Company.

While the 2016 Notes remain outstanding, the Company or its subsidiaries will not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the Notes and the indenture (a) are secured equally and ratably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.

As a result of the depressed market conditions, the Company repurchased 2016 Notes with face value of US$2 million or 1.6% of the Notes at approximately 41% of the face value up to December 31, 2011. There were no repurchase of 2016 Notes in the years ended December 31, 2012, 2013 and 2014.

2019 Convertible Notes

The Company issued USD 150 million of convertible senior notes on January 22, 2014, which will mature on February 1st, 2019 (the “2019 Notes”). The interest rate is 4% per annum payable semi-annually, in arrears. No accrued interest to be paid on the 2019 Notes when they are converted.

Holders have the option to convert their Notes from the earlier of (i) when the registration statement of the 2019 Notes becomes effective and (ii) the first anniversary of the date on which the Notes are first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 21.8221 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$45.83 per ADS).

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

The holders have the option to require the Company to repurchase the 2019 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

The holders will have the right to require the Company to repurchase for cash all or any portion of their notes on February 1, 2017 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

While the 2019 Notes remain outstanding, the Company or its subsidiaries will not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the Notes and the indenture (a) are secured equally and ratably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.

Accounting for 2016 Convertible Notes and 2019 Convertible Notes

The Company has RMB as its functional currency, and the 2016 Notes and 2019 Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

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

The Company elected to measure the 2016 Notes and 2019 Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the 2016 Notes and 2019 Notes offering has been expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

As of December 31, 2012, 2013 and 2014, the estimated fair value of the 2016 Notes amounted to approximately RMB483,581,668, RMB770,485,897 and RMB721,541,380, respectively. The Company recorded foreign exchange gain of RMB1,047,241 and RMB18,298,249 for the year ended December 31, 2012 and 2013 and exchange loss of RMB3,039,266 for the year ended December 31, 2014, respectively. Gain from change in fair value of the 2016 notes was RMB398,030,217 and RMB51,983,783 in the year ended December 31, 2012 and 2014, respectively. Loss from change in fair value of convertible senior notes was RMB305,202,478 in the year ended December 31, 2013 (Note 30).

As of December 31, 2014, the estimated fair value of the 2019 Notes amounted to approximately RMB818,857,265. The Company recorded foreign exchange loss of RMB2,814,189 for the year ended December 31, 2014. Gain from change in fair value of the 2019 notes was RMB98,806,924 in the year ended December 31, 2014. (Note 30).

Capped Call Options

Concurrent with the Company’s issuance of the 2016 Notes on May 17, 2011, the Company entered into a capped call option transactions with an affiliate of the initial purchaser of the 2016 Notes. The capped call transaction was designed to reduce the potential dilution that would otherwise occur as a result of new ordinary share issuances upon conversion of the 2016 Notes and effectively increase the conversion price of the 2016 Notes for the Company to $48.21 per ADS from the actual conversion price to the 2016 Notes holders of $33.75 per ADS. The total premium paid by the Company for the capped call transactions was US$18 million. The purchaser of the 2016 Notes have the right to require the Company to repurchase for cash all or any portion of their notes on May 15, 2014 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

The Company’s functional currency is different from the denomination of the capped call. Therefore, in accordance with ASC 815, Derivatives and Hedging, the Company accounted for the capped call transactions as freestanding derivative assets in the consolidated balance sheets. The derivative assets are measured and recorded at fair value at initial recognition and is subsequently marked to market each reporting period utilizing the binomial model.

The fair value of capped call options was RMB16,131,208, RMB107,223,601 and RMB21,098,263 as of December 31, 2012, 2013 and 2014. We recorded loss of RMB309,052 and RMB86,689,063 for the years ended December 31, 2012 and 2014, and gain of RMB92,295,905 for the year ended December 31, 2013 in change in fair value of capped call options(Note 30).

24. REPURCHASE OF ORDINARY SHARES

On May 6, 2011, the Board of Directors approved a share repurchase program to repurchase up to US$30 million of outstanding ADS of the Company from time to time over the next 12 months, depending on market conditions, share price and other factors, as well as subject to the memorandum and articles of association of the Company, the relevant rules under United States securities laws and regulations and the relevant stock exchange rules. The share repurchases may be made on the open market, in block trades or otherwise and is expected to include derivative transactions. The program may be suspended or discontinued at any time.

For the year ended December 31, 2012, 173,570 outstanding ADSs (694,280 shares) were repurchased with a total consideration of RMB5,521,130, which is shown as treasury stock. As of December 31, 2013 and 2014, total of 430,800 ADSs (1,723,200 shares) were repurchased but have not been retired with a total consideration of RMB13,875,553 which is shown as treasury stock.

25. ISSUANCE OF ORDINARY SHARES

The Company’s authorized share capital is US$10,000,000 comprising 500,000,000 ordinary shares with a par value of US$0.00002 each. On September 25, 2013, the Company closed a follow-on public offering of 17,480,000 ordinary shares (4,370,000 ADSs) and received aggregated net proceeds of approximately $67.8 million, after deducting discounts and commissions but before offering expenses. On January 22, 2014, the Company closed a follow-on public offering of 15,000,000 ordinary shares (3,750,000 ADSs) and received aggregated net proceeds of approximately $126.3million, after deducting discounts and commissions but before offering expenses.

As of December 31, 2013 and 2014 the Company’s issued and outstanding shares were 108,051,630 and 124,292,030, respectively.

26. SHARE BASED COMPENSATION

The Company adopted a long-term incentive plan (the "2009 Plan") in July 2009 which was subsequently amended and restated. The 2009 plan provided for the issuance of options of 9,325,122 ordinary shares. The options have a contractual life of 7 years except for certain options granted to an employee in August 2009 that can be exercised until October 1, 2013. The share options will vest in 5 successive equal annual instalments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date. For 953,200 options granted to one employee in August 2009, the share options vested in a series of 36 months, on the last day of each month, commencing from October 1, 2008.

The Company adopted a new long-term incentive plan (the "2014 Plan") in August 2014. The 2014 Plan provides for the issuance of options of 12,796,745 ordinary shares. The options have a contractual life of 10 year. The share options will vest in 5 successive equal annual instalments on the last day of each year from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

In October 2014, JinkoSolar Power adopted its Equity Incentive Plan, which permits the grant of stock options, restricted shares and restricted share units of JinkoSolar Power to its employees, directors and consultants of the Jinko Power Group. Under the plan, a total of 12,766 ordinary shares of JinkoSolar Power were initially reserved for issuance. No options, restricted shares or restricted share units of JinkoSolar Power’s Equity Incentive Plan has been granted in all period presented.

On October 1, 2013, under the 2009 Plan, the Company granted to an officer options to purchase 600,000 ordinary shares of the Company at an exercise price of US$4.38 per share, with which the share options will vest in 12 successive equal monthly installments on the last day of each month from the grant date, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On October 1, 2013, under the 2009 Plan, the Company granted to certain employees options to purchase 680,000 ordinary shares of the Company at an exercise price of US$4.38 per share, with which the share options will vest in 3 and 5 successive equal annual installments on the last day of each year from the grant date, respectively, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On October 10, 2014, under the 2014 Plan, the Company granted to certain officers options to purchase 9,940,000 ordinary shares of the Company at an exercise price of US$5.93 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from October 10, 2014, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On August 13, 2013, the Company extended the expiration date of the stock options granted to an officer from October 1, 2013 to October 1, 2014. As a result of this modification, the Company recorded additional stock-based compensation expense of RMB 1,608,968 for the year ended December 31, 2013.

On August 18, 2014, the Company extended the expiration date of 873,200 stock options granted to an officer from October 1, 2014 to October 1, 2015. As a result of this modification, the Company recorded additional stock-based compensation expense of RMB35,513 for the year ended December 31, 2014.

A summary of activities under the Company’s share-based compensation plan is as follow:

	Number of option outstanding	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(US$/share)	(in years)	(RMB)
Balance as of January 1, 2014	7,070,802	2.22
Granted	9,940,000	5.82
Exercise	(1,240,400)	1.77
Forfeited	(145,080)	1.45
Balance as of December 31, 2014	15,625,322	4.55	7.34	92,768,473

Vested and expected to vest as of December 31, 2014	12,708,076	2.69	4.00	88,005,121
Vested and exercisable as of December 31, 2014	3,675,306	2.14	2.60	59,188,949

Included in the number of share options granted during 2014, no options were granted under the 2009 Plan and 9,940,000 options were granted under 2014 Plan.

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, US$4.9 per share as of December 31, 2014 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2012, 2013 and 2014 were RMB14,454, RMB76,736,538 and RMB67,877,828, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was RMB5.6, RMB23.32 and RMB28.42 per share, respectively.

A summary of non-vested shares activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-average fair value on grant date
		(RMB/share)
Non-vested at January 1, 2014	3,851,772	11.67
Granted	9,940,000	28.42
Vested	(1,749,376)	11.98
Forfeited	(92,380)	25.11
Non-vested at December 31, 2014	11,950,016	25.45

Expected to vest as of December 31, 2014	9,032,770	16.78

The total fair value of shares vested for the years ended December 31, 2012, 2013 and 2014 were RMB8,928,354, RMB18,548,052 and RMB20,422,248, respectively.

The share-based compensation expense for the year ended December 31, 2012, 2013 and 2014 was recorded in the respective items:

	As of December 31,
	2012	2013	2014
	RMB	RMB	RMB
Costs of revenues	947,428	505,036	203,140
Selling expenses	2,128,245	1,499,187	6,397,902
General and administrative expenses	14,267,437	15,987,983	34,164,506
Research and development expenses	-	-	1,924,447
Total	17,343,110	17,992,206	42,689,995

As of December 31, 2014, the company had 15,625,322 options outstanding. Total share-based compensation cost, determined based on the fair value of the options on the grant dates including the incremental charge resulted from the repricing, extension of expired date, applying an estimated forfeiture rate of 10%, amounted to approximately RMB112,033,187 of which the amounts of RMB 17,343,110, RMB17,992,206 and RMB42,689,995 was recognized for the year ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2014, the Company had unrecognized share-based compensation expense RMB259,152,334 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 4.0 years. For the year ended December 31, 2014, total cash received from the exercise of share options was RMB14,528,109.

The fair value of options grant during the year ended December 31, 2014 is estimated on the date of grant using Black-Scholes model with the following assumptions:

2014

Expected volatility	93.29%
Expected dividend yield	0%
Expected terms	6.5
Risk-free interest rate	1.93%
Fair value per option at grant date (RMB)	28.42

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

27. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2013 and 2014 were as follows:

	As of December 31,
	2013	2014
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from subsidiaries of ReneSola Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	17,631,474	-
Accounts receivable due from Gausu Jintai Electronic Power Company Ltd.("Guasu Jintai", an affiliated company, in which the Group owns 28% equity interests)	266,510,538	174,533,796

Advance to related parties:
Advances to subsidiaries of ReneSola Ltd.	-	1,183,768

Notes receivables from related parties:
Notes receivable due from Gausu Jintai	42,900,000	-

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	216,255	163,499

Total	327,258,267	175,881,063

Accounts payable due to a related party:
Accounts payable due to a subsidiary of ReneSola	2,468,361	12,544
Accounts payable due to Jiangxi Desun Energy Co., Ltd. (Desun, an entity in which the Shareholders, each holds more than 10%, and collectively hold 73%, of the equity interest)	-	1,465,985

Other payables due to a related party:
Other payables to Desun for leasing of land and buildings	3,261,649	7,577,316

Total	5,730,010	9,055,845

Borrowings due to subsidiaries of China Development Bank* (Note 20)	358,000,000	1,356,140,000

Accrued interest due to subsidiaries of China Development Bank	788,908	2,696,440

* In connection with the issuance of preferred shares by JinkoSolar Power in July 2014, China Development Bank, through its subsidiary, holds 21% equity interests of JinkoSolar Power on an as-if-converted basis. The above borrowings represent borrowings from subsidiaries of China Development Bank.

(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b) Related party transactions

For the years ended December 31, 2012, 2013 and 2014, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB201,355,631, RMB33,936,022 and RMB557,097, respectively.

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

For the years ended December 31, 2012, 2013 and 2014, raw materials purchased from a subsidiary of ReneSola amounted to nil, RMB3,968,340 and RMB22,977,148, respectively.

For the years ended December 31, 2012, 2013 and 2014, raw materials purchased from a subsidiary of Desun amounted to nil,nil and RMB1,252,979, respectively.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Company on July 28, 2008 and became a related party of the Group. For the years ended December 31, 2012, 2013 and 2014, Desun charged Jiangxi Jinko RMB1,100,304, RMB1,100,304 and RMB1,100,304 in rent, respectively.

On December 20, 2012, JinkoSolar has signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. ("Jinchuan Group"), a Chinese state-owned enterprise, to jointly invest and establish a Company (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic ("PV") solar power plant in Jinchang, Gansu Province, China. For the year ended December 31, 2012, 2013 and 2014, sales of solar module to Jinchuan Group amounted to nil, RMB758,075,064 and nil.

During the years ended December 31, 2013 and 2014, the Shareholders provided guarantees for the Group's several short-term and long-term bank borrowings. As of December 31, 2013 and 2014, the balances of short-term borrowings guaranteed by the Shareholders were RMB605,000,000 and RMB494,963,947, respectively. As of December 31, 2013 and 2014, the balances of long-term borrowings guaranteed by the Shareholders were nil and RMB141,400,000, respectively (Note 20).

For the years ended December 31, 2012, 2013 and 2014, borrowings from subsidiaries of China Development Bank amounted to nil, RMB 360,000,000 and RMB 1,002,140,000, respectively. Repayment of borrowings to subsidiaries of China Development Bank amounted to nil, RMB 2,000,000 and RMB 4,000,000, respectively. Interest charges in connection with the borrowings from China Development Bank amounted to nil, RMB 20,114,758 and RMB 52,883,293, respectively.

28. CERTAIN RISKS AND CONCENTRATION

a)      Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2013 and 2014, substantially all of the Group's cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

b)      Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2014, 56.4% of the Group's revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

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

The following table summarizes the percentage of the Company’s revenue over 10% of total revenue for the years ended December 31, 2012, 2013 and 2014. There is no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2013 and 2014, respectively:

	Revenue
	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Company A	-	11%	-

d) Interest rate

The Group's main interest rate exposure relates to long-term borrowings. The Group does not hedge against interest rate. Any increase in interest rates would increase the Group's finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

29. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights from Desun, under a non-cancelable operating lease expiring in January 2018. In addition, the Group also leased office buildings for its offices under non-cancelable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2015	40,382,075
2016	34,393,922
2017	24,841,222
2018	19,690,678
2019	9,232,745
Thereafter	50,162,791
Total	178,703,433

Rental expense under all operating leases were RMB8,588,661 RMB9,385,783 and RMB 22,285,551 for the years ended December 31, 2012, 2013 and 2014, respectively.

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB475 million as of December 31, 2014.

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

On June 1, 2012, the court-appointed lead plaintiffs filed an amended complaint (the “Amended Complaint”) asserting similar allegations and the same causes of action as in the original complaint and naming one additional underwriter as a defendant. On January 22, 2013, the District Court issued a Memorandum and Order dismissing the Amended Complaint as against all defendants. The plaintiff appealed the District Court’s Order to the United States Court of Appeals for the Second Circuit, which issued an order on July 31, 2014 vacating the District Court’s Order and remanding the case to the District Court for further proceedings.  Defendants filed a further motion to dismiss the amended complaint, which remains pending before the District Court. The Company is unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

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

(d) Guarantees

In July 2014, JinkoSolar Power entered into preferred share agreements with certain investors for the issuance of redeemable convertible preferred shares to such investors. Pursuant to the investment agreement, the investors may request the Company and WWG Investment to redeem preferred shares at their option if a qualified IPO or Sale fails to occur within a prescribed time periods. In substance, the redemption of series A preferred shares was guaranteed by the Company.

30. FAIR VALUE MEASUREMENTS

A hierarchy is established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. As such, fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. The hierarchy is broken down into three levels based on the reliability of inputs as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted price in active markets that are observable either directly or indirectly, or quoted prices in less active markets; and (Level 3) unobservable inputs with respect to which there is little or no market data, which require the Company to develop its own assumptions. Fair value of cash equivalents, restricted cash and restricted short-term investment are categorized as level 1 under the fair value hierarchy, as they based on quoted prices in active markets. Short-term borrowings and long-term borrowing are categorized as level 2 under the fair value hierarchy, as they based on quoted prices in less active markets.

Fair value change in forward contracts

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of US$174.2 million, EUR88.5 million, and JPY4,940 million as of December 31, 2014. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

Convertible Senior Notes and Capped Call Options

The Company has adopted valuation models to assess the fair value for capped call options and the Notes, as the capped call options are not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. Both capped call options and the Notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, yield-to-maturity and put option exercisable period, of which spot price and expected share volatility are most significant to valuation determination of convertible debt.

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

Inputs related to the Binomial Tree option pricing model for the valuation of the fair value of available-for-sale investment are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price is most significant to valuation determination. The following methods were adopted for each input:

a.	Spot price: quoted closing price of listed shares of Kinexia SpA(KNX IM) as of each re-measurement date;

b.	Conversion price: according to the indenture of the subject available-for-sale investment;

c.	Time to maturity: time period from the respective re-measurement date to maturity date. Maturity date was referred from the indenture of the subject available-for-sale investment;

d.	Expected dividend yield: based on indicative dividend yield of the underlying company (i.e. KNX.IM) as of each re-measurement date;

e.	Expected share volatility: based on the implied volatility of the listed shares of Kinexia (i.e. KNX.IM) with a time period equal to the time to maturity as of each re-measurement date;

f.	Risk free interest rate: based on the yield of Italy Treasury Bonds with a maturity equal to the time to maturity as of each re-measurement date; and

g.	Yield-to-maturity: based on the average yield-to-maturity of comparable corporate bullet bonds with similar remaining maturity period and credit risk as of each re-measurement date; and

Recurring change in fair value

As of December 31, 2013 and 2014, information about the hierarchy of the fair value measurements for the Company's assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2013	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Foreign exchange forward contracts	43,160,093	-	43,160,093	-
Capped call options	107,223,601	-	-	107,223,601
Available-for-sale investment	30,117,797	-	-	30,117,797

Liabilities:
Foreign exchange forward contracts	10,080,395	-	10,080,395	-
Convertible senior notes	770,485,897	-	-	770,485,897

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2014	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Foreign exchange forward contracts	47,712,744	-	47,712,744	-
Capped call options	21,098,263	-	-	21,098,263
Available-for-sale investment	20,875,725	-	-	20,875,725

Liabilities:
Foreign exchange forward contracts	30,901,012	-	30,901,012	-
Convertible senior notes	1,540,398,645	-	-	1,540,398,645

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2013 and 2014 were as follows:

	For the year ended December 31,
	2013	2014
	RMB	RMB
Balance at January 1,	483,581,668	770,485,897
Issuance of convertible senior notes	-	914,850,000
Foreign exchange (gain)/loss	(18,298,249)	5,853,455
Change in fair value of convertible senior notes	305,202,478	(150,790,707)
Balance at December 31,	770,485,897	1,540,398,645

A summary of changes in Level 3 fair value of Capped call options for the year ended December 31, 2013 and 2014 were as follows:

	For the year ended December 31,
	2013	2014
	RMB	RMB
Balance at January 1,	16,131,208	107,223,601
Foreign exchange gain/(loss)	(1,203,512)	563,725
Change in fair value of capped call options	92,295,905	(86,689,063)
Balance at December 31,	107,223,601	21,098,263

A summary of the assumptions used in the valuation of convertible senior notes and Capped call options due 2016 was as follows:

	As of December 31,
	2013		2014

Fair value of ADS	US$	29.30	US$	19.71
Strike price	US$	33.75	US$	33.75
Risk free interest rate		0.53%		0.44%
Dividend yield		-		-
Standard Volatility		70.6%		64.31%

A summary of the assumptions used in the valuation of convertible senior notes due 2019 was as follows:

	As of December 31,
	2013	2014

Fair value of ADS	-	US$	19.71
Strike price	-	US$	45.83
Risk free interest rate	-		1.51%
Dividend yield	-		-
Standard Volatility	-		66.31%

A summary of changes in Level 3 fair value of available-for-sale investment for the year ended December 31, 2013 and 2014 were as follows:

	For the year ended December 31,
	2013	2014
	RMB	RMB
Balance at January 1,	-	30,117,797
Receipt of available-for-sale investment	23,730,486	-
Foreign exchange gain/(loss)	344,877	(3,446,112)
Change in fair value of available-for-sale	6,042,434	(5,795,960)
Balance at December 31,	30,117,797	20,875,725

A summary of the key assumptions/inputs used in the valuation of available-for-sale investment was as follows:

	For the year-ended December 31
	2013	2014
Spot price	18.57	6.35
Conversion price	16.84	14.91
Risk free interest rate	0.82%	0.348%
Dividend yield	0.00%	0.00%
Expected share volatility	50.41%	41.88%
Time to maturity	2 years	1 year

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Foreign exchange forward contracts-realized	42,947,577	22,750,277	15,553,224
Foreign exchange forward contracts-unrealized	(51,990,656)	25,640,169	(16,267,966)
Convertible senior notes	(96,851,674)	(305,202,478)	150,790,707
Capped call options	(309,052)	92,295,905	(86,689,063)
Total	(106,203,805)	(164,516,127)	63,386,902

Non-recurring change in fair value

As of December 31, 2012

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2012	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	3,329,872,661			3,329,872,661	65,476,299

As of December 31, 2013

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2013	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	3,186,997,950			3,186,997,950	3,573,248

As of December 31, 2014

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2014	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	3,101,795,172			3,101,795,172	6,217,151

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10, long-lived assets held and used with a carrying amount of RMB3,573,248 and RMB6,217,151 as of December 31, 2013 and 2014 were written down to their fair value of zero, resulting in an impairment charge of and RMB3,573,248 and RMB6,217,151 for the year ended December 31, 2013 and 2014, respectively, which was calculated based on Level 3 Inputs and included in earnings for the respective years.

31. RESTRICTED NET ASSETS

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

In July 2014, JinkoSolar Power entered into agreements with certain investors for the issuance of redeemable convertible preferred shares to such investors. Pursuant to the investment agreements, JinkoSolar Power shall use all of the proceeds from the issuance of redeemable convertible preferred shares for the sole purpose of funding JinkoSolar Power and its subsidiaries’ construction, commissioning and operations of new solar power projects in the PRC and no proceeds shall be used for any existing projects prior to the preferred share issuance.

The Group’s net assets subject to the above restrictions were RMB4,223,730,644, representing 119.6% of the Company’s total consolidated net assets as of December 31, 2014.

32. SUBSEQUENT EVENTS

On March 6,2015, the Company entered into loan facilities for an aggregated amount up to RMB3 billion with a term of 5 years with China Minsheng Bank, which will include but are not limited to project finance, merger and acquisition finance, supply chain finance, bridge loans, letters of guarantee and related trade finance.

On March 10, 2015, the Company entered into loan facilities for an amount up to RMB320 million of 15 years with Jiangxi Branch of CDB to finance a 50MW PV solar power plant project developed by Jinko Power in Yangjia Village, Lianhe Township, Hengfeng County, Jiangxi Province.

33. ADDITIONAL INFORMATION – CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

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

As disclosed in Note 29d. the Company provided guarantee for redemption of series A preferred shares issued by JinkoSolar Power.

Except for the guarantees as disclosed in Note 29d, the Company did not have any other significant contingency, commitment, or off balance sheet long term obligation as of December 31, 2013 and 2014.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	For the year ended December 31
	2012	2013	2014
	RMB	RMB	RMB	USD
				(Note 2 (al))
Net revenue	-	-	-	-
Cost of revenues	-	-	-	-

Gross profit	-	-	-	-

Total operating expenses	(8,459,461)	(4,286,844)	(12,422,770)	(2,002,187)

Loss from operations	(8,459,461)	(4,286,844)	(12,422,770)	(2,002,187)

Convertible senior notes issuance costs	-	-	(26,052,881)	(4,198,962)
Share of income/(loss) from subsidiaries and affiliates	(1,405,807,872)	437,886,531	610,091,593	98,328,916
Interest (income)/expense, net	(31,043,624)	(30,526,093)	27,261,325	4,393,728
Exchange gain/(loss)	49,615	(2,155,196)	10,046,144	1,619,144
Change in fair value of convertible senior notes and capped call option	(97,160,726)	(212,906,573)	64,101,644	10,331,310
Income/(Loss) before income taxes	(1,542,422,068)	188,011,825	673,025,055	108,471,949
Income tax expenses	-	-	-	-
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(1,542,422,068)	188,011,825	673,025,055	108,471,949

Condensed balance sheets:

	December 31, 2013	December, 2014
	RMB	RMB	USD
			(Note 2 (al))
ASSETS
Current assets:
Cash and cash equivalent	7,329,752	25,047,261	4,036,886
Due from subsidiaries-current	858,972,809	332,100,861	53,524,942
Other current assets	27,657,413	26,318,114	4,241,710
Capped call option	107,223,601	-	-
Total current assets	1,001,183,575	383,466,236	61,803,538
Investments in subsidiaries	1,800,616,766	3,550,903,388	572,301,742
Due from subsidiaries-non current	-	1,157,165,610	186,501,243
Capped call option	-	21,098,263	3,400,423
Total assets	2,801,800,341	5,112,633,497	824,006,946

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	14,676,988	40,911,888	6,593,799
Other current liabilities	6,894,632	24,225,641	3,904,465
Convertible senior notes-current	770,485,897	-	-
Total current liabilities	792,057,517	65,137,529	10,498,264
Convertible senior notes	-	1,540,398,645	248,267,196
Total liabilities	792,057,517	1,605,536,174	258,765,460

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 108,051,630 and 124,292,030 shares issued and outstanding as of December 31, 2013 and 2014, respectively)	15,574	17,560	2,830
Additional paid-in capital	1,968,702,066	2,794,024,929	450,315,077
Accumulated other comprehensive income	12,869,458	11,874,053	1,913,750
Treasury stock, at cost: 1,723,200 shares of ordinary shares as of December 31, 2013 and 2014, respectively	(13,875,553)	(13,875,553)	(2,236,333)
Retained earnings	42,031,279	715,056,334	115,246,162
Total shareholders' equity	2,009,742,824	3,507,097,323	565,241,486

Total liabilities and shareholders' equity	2,801,800,341	5,112,633,497	824,006,946

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

On January 1, 2014, the Company provided a loan of US$189 million to one of its subsidiaries, JinkoSolar Technology Limited Paker, to support its daily operation. Annual interest rate is subject to further negotiation between the Company and Paker. US$123 million is due for repayment on December 31, 2016 and the remaining principle amount is due for repayment on December 31, 2019.

Condensed statements of cash flows:

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	USD
				(Note 2 (al))
Cash flows from operating activities:
Net income/(loss)	(1,542,422,068)	188,011,825	673,025,055	108,471,949
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of convertible senior notes	96,851,674	305,202,478	(150,790,707)	(24,303,050)
Change in fair value of capped call option	309,052	(92,295,905)	86,689,063	13,971,741
Share of (income)/loss from subsidiaries	1,405,807,872	(437,886,531)	(610,091,593)	(98,328,916)
Convertible senior notes issuance cost	-	-	26,052,881	4,198,962
Exchange (gain)/loss	(49,615)	2,155,196	(10,046,144)	(1,619,144)
Changes in operating assets and liabilities:
(Increase)/decrease in due from subsidiaries	27,696,952	(313,277,487)	(572,172,865)	(92,217,528)
Decrease/(increase) in other current assets	769,436	(105,504)	299,752	48,311
Increase/(Decrease) in due to a subsidiary	(4,133,808)	(46,520,981)	26,234,900	4,228,299
(Decrease)/increase in other current liabilities	647,916	(1,783,456)	16,276,144	2,623,238
Net cash (used in)/provided by operating activities	(14,522,589)	(396,500,365)	(514,523,514)	(82,926,138)

Cash flows from investing activities:
Investments in subsidiaries	(543,555)	(28,834,009)	(1,141,190,434)	(183,926,512)
Net cash used in investing activities	(543,555)	(28,834,009)	(1,141,190,434)	(183,926,512)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	-	413,004,026	770,201,158	124,133,894
Proceeds from exercise of share options	-	17,551,472	14,528,109	2,341,506
Proceeds from issuance of convertible senior notes	-	-	914,850,000	147,447,055
Issuance cost paid for issuance of convertible senior notes	-	-	(26,052,881)	(4,198,962)
Net cash provided by/(used in) financing activities	-	430,555,498	1,673,526,386	269,723,493

Effect of foreign exchange rate changes on cash and cash equivalents	46,883	(152,085)	(94,929)	(15,299)

Net (decrease)/increase in cash and cash equivalents	(15,019,261)	5,069,039	17,717,509	2,855,544
Cash and cash equivalents, beginning of year	17,279,974	2,260,713	7,329,752	1,181,342

Cash and cash equivalents, end of year	2,260,713	7,329,752	25,047,261	4,036,886

Supplemental disclosure of non-cash investing and financing cash flow information
Shares repurchase utilized prepayment made in prior year	5,521,130	-	-	-
Proceeds from exercise of share options received in subsequent period	160,861	1,266,499	226,952	36,578
Payment of issuance cost for follow-on offering in subsequent period	-	1,273,309	2,328,174	375,234

