Form 20-F
period 2015-12-31
JinkoSolar Holding Co., Ltd.
filed 2016-04-20
CIK 1481513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

125,473,930 ordinary shares, excluding 192,580 ADSs representing 770,320 ordinary shares reserved for future grants under our long-term incentive plan and 1,723,200 ordinary shares as treasury stock, as of December 31, 2015

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “JinkoSolar” refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;

•	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated;

•	“2013”, “2014” and “2015” refers to our fiscal years ended December 31, 2013, 2014 and 2015, respectively;

•	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;

•	“ADRs” refers to the American depositary receipts evidencing our American depositary shares;

•	“ADSs” refers to our American depositary shares, each representing four ordinary shares;

•	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards;

•	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC61215:2005 and IEC61730-2:2004 standards;

•	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;

•	“EPC” refers to engineering, procurement and construction;

•	“Euro”, “EUR” or “€” refers to the legal currency of the European Union;

•	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids, which is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;

•	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;

•	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;

•	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC61215:2005, IEC61730-1:2004 and IEC61730-2:2004 standards;

•	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;

•	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;

•	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited, our majority-owned subsidiary;

•	“JIS Q 8901” refers to the certificate for the Japanese market from TUV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;

•	“JPY” refers to Japanese Yen;

•	“kV” refers to kilovolts;

•	“kWh” refers to kilowatt hour(s), where “MWh” refers to megawatt hour(s);

•	“kWp” refers to kilowatt-peak, a measurement of power output, most often used in relation to photovoltaic solar energy devices;

•	“local grid companies” refers to the subsidiaries of the State Grid in China;

•	“LRQA” refers to the certificate issued by Lloyd’s Register Quality Assurance to certify that our quality management system of the design, development and production of solar cells and solar modules in Zhejiang Jinko complies with the ISO9001:2008 standard;

•	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;

•	“NDRC” refers to the National Development and Reform Commission of China;

•	“NEA” refers to the National Energy Administration in China;

•	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;

•	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;

•	“PPA” refers to power purchase agreements;

•	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	“PV” refers to photovoltaic;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“rooftop DG projects” refers to distributed generation solar power projects built on roof tops;

•	“Shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;

•	“State Grid” refers to State Grid Corporation of China and the local grid companies;

•	“Subsidy Catalog” refers to the Renewable Energy Electricity Subsidy Catalog issued by the Ministry of Finance, the NDRC and the NEA from time to time. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures to be listed in the Subsidy Catalog;

•	“Topoint” refers to Zhejiang Topoint Photovoltaic Co., Ltd., Zhejiang Yutai Photovoltaic Material Co., Ltd., Zhejiang Weishida Photovoltaic Material Co., Ltd., and Zhejiang Jiutai New Energy Co., Ltd., collectively;

•	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;

•	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;

•	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts; and

•	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2013, 2014 and 2015 and as of December 31, 2014 and 2015.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated statements of operations data for 2013, 2014 and 2015 and the selected consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statements of operations data for 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements, which are not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

	2011	2012	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Revenues	7,384,951.4	4,794,768.4	7,078,838.5	9,978,528.6	16,076,481.5	2,481,781.1
Cost of revenues	(6,235,100.2)	(4,562,531.3)	(5,641,487.1)	(7,738,488.5)	(12,806,680.4)	(1,977,010.8)
Gross profit	1,149,851.2	232,237.1	1,437,351.4	2,240,040.1	3,269,801.1	504,770.3
Total operating expenses	(833,965.5)	(1,465,724.3)	(791,806.0)	(1,308,428.1)	(1,951,455.5)	(301,252.8)
Income/(loss) from operations	315,885.7	(1,233,487.2)	645,545.4	931,612.0	1,318,345.6	203,517.5
Interest expenses, net	(182,502.2)	(221,719.8)	(223,376.9)	(287,667.7)	(385,942.2)	(59,579.2)
Convertible senior notes issuance costs	(30,154.1)	—	—	(26,052.9)	—	—
Subsidy income	25,553.8	40,902.6	7,583.2	49,785.3	103,578.0	15,989.7
Exchange loss	(138,994.3)	(36,472.7)	(38,468.0)	(147,057.9)	(117,731.7)	(18,174.6)
Other income/(expense), net	28,257.1	4,263.5	6,871.9	(1,692.2)	349.6	54.0
Change in fair value of forward contracts	36,604.9	(9,043.1)	48,390.4	(714.7)	56,931.9	8,788.8
Change in fair value of call spread options	—	—	—	—	(370.4)	(57.2)
Change in fair value of warrant liability	—	—	—	—	(2,096.0)	(323.6)
Change in fair value of convertible senior notes and capped call options	299,747.7	(97,160.7)	(212,906.6)	64,101.6	(14,571.2)	(2,249.4)
Income/(loss) before income taxes	354,398.6	(1,552,717.4)	233,639.4	582,313.6	958,493.6	147,966.0
Income tax (expense)/benefit	(81,072.7)	8,917.6	(18,532.4)	134,334.0	(111,863.6)	(17,268.8)
Equity in (losses) /income of affiliated companies	—	(16.3)	(25,615.0)	9,549.3	13,669.1	2,110.1

4

	2011	2012	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Net income/(loss)	273,325.9	(1,543,816.1)	189,492.0	726,196.9	860,299.1	132,807.3
Less: Net (loss)/income attributable to the non-controlling interests	(16.9)	(1,394.0)	1,480.1	851.2	4,207.1	649.5
Less: Accretion to redemption value of redeemable non-controlling interests	—	—	—	52,320.7	172,340.4	26,604.8
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.	273,342.8	(1,542,422.1)	188,011.8	673,025.1	683,751.6	105,553.0
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per share
Basic	2.91	(17.38)	2.00	5.47	5.49	0.85
Diluted	(1.23)	(17.38)	1.96	3.86	5.35	0.83
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd’s ordinary shareholders per ADS(1)
Basic	11.64	(69.52)	8.00	21.88	21.96	3.40
Diluted	(4.92)	(69.52)	7.84	15.44	21.40	3.32
Weighted average ordinary shares outstanding
Basic	93,966,535	88,752,706	94,018,394	122,980,870	124,618,416	124,618,416
Diluted	102,686,971	88,752,706	96,035,985	153,786,531	127,802,961	127,802,961

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2011	2012	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	433,851.0	279,130.0	456,076.2	1,777,020.7	3,683,664.1	568,659.7
Restricted cash	146,175.5	140,760.8	398,499.7	517,055.4	555,723.9	85,789.0
Restricted short-term investments	494,215.0	722,461.3	734,093.3	1,599,301.9	1,759,566.4	271,630.2
Short-term investments	—	—	—	112,000.0	29,427.1	4,542.8
Account receivable, net – related parties	31,010.2	105,531.4	284,142.0	174,533.8	60,973.8	9,412.7
Accounts receivable, net – third parties	1,600,206.9	1,712,685.2	1,648,748.0	3,118,303.4	3,356,719.4	518,188.2
Notes receivable – related parties	—	—	42,900.0	—	—	—
Notes receivable, net – third parties	—	—	254,773.8	72,880.6	554,086.5	85,536.2
Advances to suppliers, net – related parties	—	—	—	1,183.8	1,021.1	157.6
Advances to suppliers, net – third parties	208,104.1	63,553.0	70,017.2	80,922.3	251,389.9	38,807.9
Inventories	798,075.3	527,962.4	712,029.2	1,891,148.1	3,203,325.0	494,508.2
Total current assets	4,608,473.7	3,985,609.2	5,342,722.6	10,407,319.6	14,594,590.0	2,253,016.5
Project assets	272,504.7	536,391.1	1,358,944.5	4,353,070.4	7,044,728.8	1,087,518.7
Property, plant and equipment, net	3,568,294.3	3,329.872.7	3,186,998.0	3,101,795.2	3,771,455.5	582,212,4

	As of December 31,
	2011	2012	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Land use rights, net	368,042.9	365,749.2	359,084.9	371,932.2	349,914.1	54,017.4
Advances to suppliers to be utilized beyond one year	209,630.9	—	—	—	—	—
Total assets	9,176,399.3	8,372,320.3	10,611,225.1	19,087,636.4	27,144,548.5	4,190,396.2
Accounts payable – a related party	35,887.8	30,045.2	2,468.4	1,478.5	1,478.5	228.2
Accounts payable – third parties	340,998.6	1,347,327.0	1,765,268.3	3,147,731.8	3,783,304.9	584,041.6
Notes payable	909,830.6	1,149,136.5	1,411,994.1	2,452,443.8	2,513,761.9	388,058.0
Accrued payroll and welfare expenses	176,647.8	206,425.1	238,654.5	312,431.4	475,597.8	73,419.7
Advance from third party customers	85,524.0	121,031.2	147,583.3	423,088.5	1,299,805.1	200,655.3
Bonds payable and accrued interests	1,039,635.3	313,689.8	66,725.8	66,725.8	866,725.8	133,799.4
Short-term borrowings (including current portion of long-term borrowings)	2,200,032.1	2,245,630.8	1,974,593.9	2,606,866.5	3,290,149.2	507,911.5
Total current liabilities	5,642,586.6	6,238,443.5	7,237,114.3	10,523,364.6	15,234,907.1	2,351,864.4
Long-term borrowings	155,500.0	167,000.0	362,000.0	956,500.0	4,627,904.1	714,425.3
Convertible senior notes	387,777.2	483,581.7	—	1,540,398.6	856,064.4	132,153.6
Warrant Liability	—	—	—	—	68,377.6	10,555.7
Total liabilities	6,271,225.8	6,998,508.9	8,590,611.5	14,119,231.9	21,184,825.5	3,270,373.5
Series A redeemable convertible preferred shares	—	—	—	—	—	—
Series B redeemable convertible preferred shares	—	—	—	—	—	—
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	2,895,190.5	1,365,122.3	2,009,742.8	3,507,097.3	4,321,868.2	667,181.5
Non-controlling interests	9,983.1	8,689.1	10,870.8	25,721.9	29,929.0	4,620.2
Total liabilities and shareholders’ equity	9,176,399.3	8,372,320.3	10,611,225.1	19,087,636.4	27,144,548.5	4,190,396.2

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 15, 2016, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.4730 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.3043	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402

Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2015	6.4778	6.2869	6.4896	6.1870
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016 (through April 15, 2016)	6.4730	6.5291	6.5932	6.4480
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15, 2016)	6.4730	6.4713	6.4810	6.4580

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in 2011, a decrease in payment to solar power producers, in the form of FIT and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce sovereign debt levels, reduced subsidies such as FIT. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013, but rose again in 2014 as the price of solar modules decreased, reflecting a decrease in the minimum pricing threshold of solar modules in the European Union, and as solar power generation companies constructed more projects in anticipation of a downward adjustment in FIT policies in the United Kingdom. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations because of the changes in prices and FIT policies. Consequently, the average selling price of our solar modules, which represented 96% of our total revenue in 2015, decreased from RMB3.8 per watt for 2013 to RMB3.78 per watt for 2014, and further decreased to RMB3.57 per watt (US$0.55 per watt) for 2015.

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

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives because the cost of solar energy currently exceeds, and we believe will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy, particularly in light of the low level of oil prices in recent years. Examples of government sponsored financial incentives to promote solar energy include subsidies from the central and local governments, preferential tax rates and other incentives. The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns and other macro-economic factors. Moreover, government incentive programs are expected to gradually decrease in scope or be discontinued as solar power technology improves and becomes more affordable relative to other types of energy. Negative public or community response to solar energy projects could adversely affect the government support and approval of our business. Adverse changes in government regulations and policies relating to solar energy industry and their implementation, especially those relating to economic subsidies and incentives, could significantly reduce the profitability of our business and materially adversely affect the state of the industry.

We received government grants totaling RMB70.9 million, RMB142.2 million and RMB108.7 million (US$16.8 million) for 2013, 2014 and 2015, respectively, which included government grants for assets, our expansion of production scale, technology upgrades, the development of export markets and the development of solar power projects. In addition, our solar power projects generally receive FIT, part of which is subsidized by the PRC government. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods.

As substantially all of our operations are in the PRC and our solar power projects are located in the PRC, the policies and regulations adopted by the PRC government towards the solar energy industry are key to the continuing success of our business. In June 2014, the General Office of the State Council of the PRC government set a target of 100 GW of solar capacity by 2020. In March 2015, the NEA revised China’s 2015 solar electricity installation target upwards by 20% to 17.8 GW of capacity for ground mounted projects and indicated that rooftop DG projects would no longer be subject to a quota. On April 2, 2015, the State Grid announced that 10 GW of solar power projects would be connected to grid every year until 2020. On September 24, 2015, the NEA increased the capacity scale by additional 5,300 MW in total for PV power stations in certain regions and the PV power stations that fall within such increased capacity shall generally be connected to the grid no later than June 30, 2016. In March 2016, the NEA set a target of 150 GW of solar capacity by 2020. Pursuant to the relevant regulations, rooftop DG projects generally receive a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Ground mounted projects, as well as rooftop DG projects that sell all electricity generated to the local grid companies, are entitled to FIT of RMB0.80 per kWh, RMB0.88 per kWh or RMB0.98 per kWh, depending on where the project is located (excluding on grid solar power projects located in Tibet), provided that these projects are filed after January 1, 2016 and fall within the regional scale index of the year, or these projects are filed prior to January 1, 2016 and fall within regional scale index of the year, but do not commence operations prior to June 30, 2016. Moreover, a solar power project that has obtained government approval on or after January 1, 2008 is fully exempted from PRC corporate income tax for three years starting from the year in which such project generates revenue from the sale of electricity, and is 50% exempted from PRC corporate income tax for another three years. Besides, certain solar power project entities enjoy the preferential tax policies in connection with the development of the western region of China and are subject to a preferential tax rate of 15%. The enterprises which are eligible for such preferential tax policy must engage in the business falling in the scope of the Catalogue of Encouraged Industries in Western Region (“Western Catalogue”) promulgated by the NDRC. Enterprises that are eligible for the preferential tax rate of 15% may be able to enjoy such preferential tax rate and tax holiday simultaneously where certain criteria are met.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain and Canada. The German market represents a major portion of the world’s solar market due in large part to government policies that established high FIT rates. However, since 2010, the German government has introduced legislation to reduce the FIT program due to the strong growth of its domestic solar market. In 2009, the Spanish government continued reductions in the FIT as a result of its government’s spending cut backs, which resulted in a weakened solar market. In 2010, Italy also announced annual reductions to FIT beginning in 2011 in an effort to impede overheating of its solar market. Starting from 2011, several countries, including Germany, Italy, Spain, our three largest export markets, and certain other major markets for solar power and solar power products, such as China, Japan, and the United Kingdom, continued to reduce their FIT as well as other incentive measures.

In 2015, we generated 61.4% of our total revenue from overseas markets, and the United States, Chile and Japan, our three largest export markets, represented 25.8%, 6.3% and 6.2% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

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

Historically, China Development Bank has provided us with loans for our solar power project financing. As these loans are driven, in part, by policy considerations, to the extent that the government changes their position on the solar industry, the terms and availability of these loans may change. In addition, we started to enter into certain sale-leaseback agreements with leasing companies in 2015, and had drawn down RMB1.6 billion (US$253.6 million) as of December 31, 2015. If we cannot obtain funding on commercially attractive terms from these banks, leasing companies or other institutions going forward, we may have difficulty funding our projects. We cannot guarantee that we will be successful in locating additional suitable sources of financing in the time periods required or at all, or on terms or at costs that we find attractive or acceptable, which may make it difficult or impossible for us to execute our growth plans.

We had negative working capital as of December 31, 2015. Management believes that our current cash position, the cash expected to be generated from operations, and funds available from borrowings under our bank facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the 12 months following December 31, 2015.

Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flow;

•	the general condition of the global equity and debt capital markets;

•	regulatory and government support, such as subsidies, tax credits and other incentives;

•	the continued confidence of banks and other financial institutions in our company and the solar power industry;

•	economic, political and other conditions in the PRC and elsewhere; and

•	our ability to comply with any financial covenants under the debt financing.

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

Our average module selling price decreased from RMB3.8 per watt for 2013 to RMB3.78 per watt for 2014 and RMB3.57 per watt (US$0.55 per watt) for 2015. Continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar cells and modules, including our products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices, or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. Since the first half of 2010, as a result of the growth of newly available polysilicon manufacturing capacity worldwide, there has been an increased supply of polysilicon, which has driven down its price and the price of its downstream products. Since the second half of 2011, the prices of polysilicon and silicon wafers further fell significantly. As the polysilicon raw materials became more accessible to producers, the global production and supply of solar cell and module products has experienced considerable growth, which has imposed substantial downward pressure on the price of solar module products, including our solar module products. From 2011 to 2012, the prices of solar products declined, and prices began to stabilize in the first half of 2013. In 2015, the prices of polysilicon continued to fall.

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

In 2013, 2014 and 2015, our five largest suppliers accounted for approximately 62.1%, 52.8% and 59.2%, respectively, of our total silicon purchases by value. In 2015, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.9% of our total silicon purchases by value. In 2014, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.0 % of our total silicon purchases by value. In 2013, two of our suppliers individually accounted for more than 10% and our largest supplier accounted for 24.2 % of our total silicon purchases by value.

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

In 2013, 2014 and 2015, sales to our top five customers represented 30.3%, 17.2% and 20.0% of our total revenue, respectively. In 2015, our largest customer accounted for 7.2% of our total revenue. In 2014, our largest customer accounted for 4.4% of our total revenue. In 2013, our largest customer accounted for 10.7% of our total revenue. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

We manufacture a majority of our products in two locations in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

The geographical separation of our manufacturing facilities in China necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Shangrao, Jiangxi Province and Haining, Zhejiang Province. We produce silicon ingots, silicon wafers and most of our solar modules in our manufacturing facilities in Shangrao, while also producing solar cells and solar modules in our manufacturing facilities in Haining. As a result, we transport a substantial volume of our silicon wafers from Shangrao to Haining to be processed into solar cells and a substantial volume of our solar cells from Haining back to Shangrao to be processed into solar modules.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2015, we had approximately RMB251.4 million (US$38.8 million) of advances to suppliers. We generally do not receive collateral to secure such payments for these contracts and the collateral we received are deeply subordinated and shared with all other customers and other senior lenders of the supplier.

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

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the prices of silicon raw materials and solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB163.7 million, RMB75.9 million and RMB31.3 million (US$4.8 million) in 2013, 2014 and 2015, respectively. If the prices of silicon materials and solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. We cannot assure you that there will not be disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages or disruptions in electricity supply and any increases in electricity costs may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

We face intense competition in solar power product markets and solar power projects. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially adversely affected.

The markets for solar power products are intensely competitive. We compete with manufacturers of solar power products such as Trina Solar Ltd., or Trina, Canadian Solar Inc. and JA Solar Holdings Co., Ltd, or JA Solar, in a continuously evolving market. Certain downstream manufacturers, some of which are also our customers and suppliers, have also built out or expanded their silicon wafer, solar cell, or solar module production operations.

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

We transact with a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our silicon ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen print machine. In 2015, our top three equipment suppliers included Tempress Syestems B.V., Applied Materials Italia S. R. L. and Ningxia XN Automation Equipment Co., Ltd. These suppliers have supplied 75.4% of our current principal equipment and spare parts. We have entered into purchase agreements for purchasing additional manufacturing equipment. As we have shifted our focus from capacity expansion to improving efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges or forfeiture of prepayments. For example, we made a prepayment of RMB44.2 million to Miyamoto for the purchase of equipment for capacity expansion. As we were focusing on improving our efficiency, we did not place any purchase orders for equipment from Miyamoto in 2012 and we made a provision of RMB44.2 million in 2012 for the balance of our prepayments. We have entered into a purchase agreement with Miyamoto in 2014 and will resume purchasing equipment.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, shifted from demanding advance payments towards increasing credit sales and providing longer credit terms to both existing and new customers. Starting from the third quarter of 2011, we began to offer new customers credit terms of 60 to 120 days as well as extend similar credit terms to certain existing customers under new contracts. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. The increased use of credit sales and the longer credit terms have led to increased accounts receivable turnover and bad debt risks. Our accounts receivable turnover were 114 days,102 days and 82 days in 2013, 2014 and 2015, respectively. In particular, in 2013, 2014 and 2015, our accounts receivable turnover in the United States were 45 days, 34 days and 25 days, respectively, , and our accounts receivable turnover in China were 131 days, 146 days and 131 days, respectively. Correspondingly, we recorded provisions for accounts receivable of RMB446.0 million, RMB428.6 million and RMB335.7 million (US$51.8 million) as of December 31, 2013, 2014 and 2015, respectively. We had reversal of bad debt provisions of RMB308.2 million, RMB161.4 million and RMB206.3 million (US$31.8 million) for 2013, 2014 and 2015 as a result of the subsequent cash collection of long-aged accounts receivable.

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

We commenced export sales in May 2008 when we exported a small portion of our products to Hong Kong, and have since continued to increase export sales. In 2013, 2014 and 2015, we generated 51.1%, 56.3% and 61.4%, respectively, of our total revenue from export sales and 51.3%, 56.4% and 61.4%, respectively, of our total revenue were denominated in foreign currencies, including U.S. dollars and Euros. We also have manufacturing facilities in South Africa, Portugal and Malaysia. We plan to continue to increase manufacturing and sales outside China and expand our customer base overseas. However, the manufacturing, marketing, distribution and sale of our products outside of China may expose us to a number of risks, including those associated with:

•	fluctuations in currency exchange rates;

•	costs associated with understanding local markets and trends;

•	costs associated with establishment of overseas manufacturing facilities;

•	marketing and distribution costs;

•	customer services and support costs;

•	risk management and internal control structures for our overseas operations;

•	compliance with the different commercial, operational, environmental and legal requirements;

•	obtaining or maintaining certifications for production, marketing, distribution and sales of our products or, if applicable, services;

•	maintaining our reputation as an environmentally friendly enterprise for our products or services;

•	obtaining, maintaining or enforcing intellectual property rights;

•	changes in prevailing economic conditions and regulatory requirements;

•	transportation and freight costs;

•	employing and retaining manufacturing, technology, sales and other personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•	challenges due to our unfamiliarity with local laws, regulation and policies, our absence of significant operating experience in local market, increased cost associated with establishment of overseas operations and maintaining a multi-national organizational structure; and

•	other various risks that are beyond our control.

We derive a significant amount of revenue from our exports to foreign markets, increasing the risk that any unfavorable trade policies in foreign markets could affect the sale of our products. As our major manufacturing bases are located in China, we may be affected by any claims of unfair trade practices that are brought against the PRC government through the imposition of tariffs, non-tariff barriers to trade or other trade remedies. For example, in 2012, we became subject to anti-dumping and countervailing (i.e., anti-subsidy) duties imposed by the U.S. government; in 2013, we became subject to annual import quotas imposed by the European Commission; in 2014, we became subject to new anti-dumping and countervailing duties imposed by the U.S. government; and in 2015, we became subject to anti-dumping and countervailing measures imposed by the Canadian government. See “—We are subject to anti-dumping and countervailing duties or import quotas imposed by the U.S. government and quotas imposed by the European Union.” Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations.

We are expanding our manufacturing capacity outside China where we are required to comply with different laws and regulations, including national and local regulations relating to production, environmental protection, employment and the other related matters. Due to our limited experience in doing business in South Africa, Portugal and Malaysia, we are unfamiliar with local laws, regulation and policies. Our failure to obtain the required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are exploring the opportunity for doing the business of development, construction and operation of solar power projects outside China. In March 2016, we, acting through our wholly-owned subsidiary Jinkosolar Investment Pte. Ltd., were awarded the right to sign power purchase agreements with Comisión Federal de Electricidad, Mexico’s state-owned electric utility, for three PV solar projects with a total capacity of approximately 188 MW under Mexico’s first electricity power auction since the country’s energy reform. However, if we fail in the execution of the project in compliance with the auction instructions and the documents or agreements subsequently entered into by us, our auction bond may be forfeited and we may be subject to further liquidated damages and our potential in participation of auction or bidding process in the future may be limited.

As we enter into new markets in different jurisdictions, we will face different regulatory regimes, business practices, governmental requirements and industry conditions. As a result, our prior experiences and knowledge in other jurisdictions may not be relevant, and we may spend substantial resources familiarizing ourselves with the new environment and conditions. To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social and political conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations.

We are subject to anti-dumping and countervailing duties imposed by the U.S. government and quotas imposed by the European Union.

Our direct sales to the U.S. market accounted for 5.9%, 17.7% and 25.8% of our total revenue in 2013, 2014 and 2015, respectively.

In 2011, SolarWorld Industries America Inc., a solar panel manufacturing companies in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the antidumping duty and countervailing duty investigation into the accusations (the “Investigation”). On December 7, 2012, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into the U.S. of the crystalline silicon photovoltaic cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us are 13.94% (for dumping margin) and 15.24% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce. In January 2014, the U.S. Department of Commerce initiated the first administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2014, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, our tariff rates for dumping and subsidy are 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the U.S. of the crystalline silicon photovoltaic cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for subsidy, respectively. Such rates will be the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The second and third administrative reviews are pending as of the date of this annual report, and therefore, the final tariff rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new antidumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope the CSPV cells, whether or not assembled into modules, from China.

In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the final cash deposits are required to pay on import into the U.S. of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us are 65.36% (for dumping margin) and 38.43% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce.

Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We made provisions of RMB30.1 million (US$4.6 million) for preliminary U.S. countervailing and anti-dumping duties in 2015. However, as the final tariff rates applicable to us are subject to the outcome of the administrative reviews which may be substantially increased by the U.S. Department of Commerce, we cannot assure you that our provision made is sufficient and our business and results of operations may be materially adversely affected if the outcome of the administrative reviews turn out to be negative.

Our direct sales to the European market accounted for 18.2%, 15.6% and 12.4% of our total revenue in 2013, 2014 and 2015, respectively. On June 6, 2013, the European Union imposed provisional anti-dumping duty on the solar panels originating in or consigned from China, including JinkoSolar’s products, at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%.

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

In May 2015, the European Commission initiated expiry reviews of the existing countervailing measures and antidumping measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from the People’s Republic of China. Such expiry reviews will determine whether the existing countervailing measures and antidumping measures will expire or continue to apply.

In May 2015, the European Commission initiated an investigation concerning the possible circumvention of anti-dumping measures and countervailing measures imposed on imports of CSPV modules and key components (i.e. cells) originating in or consigned from China by imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan, whether declared as originating in Malaysia and Taiwan or not. In February 2016, the European Commission made definitive result of this investigation. According to the definitive results, the 53.4% of the anti-dumping duty and 11.5% of the countervailing duty are applicable to the imports of CSPV modules and key components (i.e. cells) originating in or consigned from the People’s Republic of China, is hereby extended to imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan whether declared as originating in Malaysia and in Taiwan or not.

The European Union is one of the most important markets for solar products. Anti-dumping, countervailing duties or both imposed on imports of our products into the European Union could materially adversely affect our affiliated European Union import operations, increase our cost of selling into the European Union, and adversely affect our European Union export sales.

In December 2014, Canada initiated the anti-dumping and countervailing investigations on imports of CSPV modules from China. In June 2015, the Canada Border Services Agency (“CBSA”) found that the CSPV modules under investigation have been dumped and subsidized. In July 2015, the Canadian International Trade Tribunal found that the dumping and subsidizing of the above-mentioned goods have not caused injury, but are threatening to cause injury to the domestic industry. As a result, import into Canada of our CSPV modules under investigation from China is subject to the antidumping and countervailing duties. The countervailing duty rate (RMB per Watt) applicable to Jiangxi Jinko and Zhejiang Jinko are 0.028 and 0.046, respectively. For antidumping duties, CBSA set normal value for the imported CSPV modules and the anti-dumping duty will be the difference between the export price and normal value if the export price is lower the normal value. No antidumping duties will apply if the export price is equal or more than the normal value.

In May 2014, Australia initiated anti-dumping investigation against CSPV modules imported from China. In October 2015, the Australian Anti-dumping Commission decided to terminate this investigation and decided no imposition of any anti-dumping duty on imported CSPV modules from China. However, in January 2016, the Australian Anti-dumping Commission resumed this investigation. The final determination of this investigation resumed is expected to be released in 2016.

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

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We and/or our directors and officers may be involved in allegations, litigation or legal or administrative proceedings from time to time.

On October 11, 2011, JinkoSolar, along with our directors and officers at the time of our initial public offering, or the Individual Defendants, and the underwriters of our initial public offering were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.). In an amended complaint filed on June 1, 2012, the plaintiff, representing a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 22, 2011, inclusive, alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The amended complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. On January 22, 2013, the District Court issued a Memorandum and Order dismissing the amended complaint as against all defendants. The plaintiff appealed the District Court’s Order to the United States Court of Appeals for the Second Circuit, which issued an order on July 31, 2014 vacating the District Court’s Order and remanding the case to the District Court for further proceedings. Defendants filed a further motion to dismiss the amended complaint. On January 22, 2015, JinkoSolar agreed, subject to court approval, to settle the lawsuit. The settlement, if approved, will also resolve all related claims against JinkoSolar’s officers and directors as well as the underwriters involved in JinkoSolar’s public offerings during the relevant period. Under the terms of the proposed settlement, the members of the proposed class will receive a settlement fund of $5.05 million, less any court-approved fees. JinkoSolar will contribute a portion of the settlement fund, and JinkoSolar’s insurers will fund the remaining portion. JinkoSolar will not take any charge in connection with the settlement. JinkoSolar has denied, and continues to deny, the allegations and is entering into this settlement solely to eliminate the uncertainty, burden and expense of further protracted litigation. On March 11, 2016, the District Court entered an Order and Final Judgment approving such settlement, certifying the proposed class for settlement purposes, and dismissing the amended complaint with prejudice.

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. The above two lawsuits are pending before the Shanghai High People’s court as of the date of this annual report.

In April 2014, Jiangsu Xuqiang New Energy Technology Co., Ltd., or Jiangsu Xuqiang, our wholly-owned subsidiary in China, and Jiangsu Keyu New Energy Technology Co., Ltd., or Jiangsu Keyu, entered into an EPC contract pursuant to which Jiangsu Keyu acts as the EPC contractor for the 100 MW projects for Jiangsu Xuqiang. The total consideration of the EPC contract is approximately RMB390 million. In March 2016, Jiangsu Keyu filed a lawsuit against Jiangsu Xuqiang before the People’s Court of Xiangshui County, claiming the unpaid contract price in the amount of approximately RMB82.77 million. As of the date of this annual report, the lawsuit is still pending for judgment.

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

Solar power projects in China can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog. In order to be listed in the Subsidy Catalog, ground-mounted projects submit applications to the relevant provincial authorities; and rooftop DG projects submit applications to the local grid companies in the area where the projects are located. After preliminary review of the applications, the relevant provincial authorities and the local grid companies will report to the Ministry of Finance, or MOF, NDRC, and NEA.

The MOF, NDRC and NEA will review the applications for all solar power projects and decide whether to list the projects in the Subsidy Catalog. In 2013, these agencies instituted a number of measures to standardize the approval process and the settlement of subsidies, but there have been significant delays in the listing of projects in the Subsidy Catalog, even after electricity has been sold to the power grid, which has delayed the payment of the government subsidy portion of our revenues. As of the date of this annual report, the 5th Subsidy Catalog, the most recent Subsidy Catalog released on August 21, 2014, included all of our projects that were connected to the power grid up to August 2013, and we still await receipt of the subsidies for projects connected after August 2013. On January 25, 2016, the MOF, NDRC and NEA jointly announced a guidance about the implementation of the application process for the 6th Subsidy Catalog. Solar power plants that were completed prior to February 28, 2015 and are not included in the previous catalogs are included in the 6th Subsidy Catalog. We have submitted all the required documents by the due date. There has been a prolonged period between the release date of the 5th Subsidy Catalog and the 6th Subsidy Catalog, which has negative impact on our cash flow. As of December 31, 2015, we had RMB572.1 million (US$88.3 million) in accounts receivable, representing unpaid subsidies to be paid after listing in the Subsidy Catalog. If we cannot receive subsidies for our projects as expected, our financial condition may be materially adversely affected.

Local grid companies may reduce the electricity they purchase from us, which may cause our revenues to decline.

Although the local grid companies are obliged to purchase all the electricity generated by us, they may adjust the amount of electricity they purchase from us as result of constraints on grid connection capacity. If this happens, our revenues will be negatively impacted. Although the State Grid has made significant investments to build a network of ultra-high voltage, or UHV, transmission infrastructure across the country, grid capacity is expected to continue to be constrained, and our projects may be affected by limits in grid capacity in the near future. For example, our project in Longchang, Gansu with attributable capacity of 20 MW has been curtailed since 2014, resulting in the project being utilized at average rate of 58% of its installed capacity in 2014 and 2015. We believe our project with an attributable capacity of 56 MW in Jinchang, Gansu, in which we are a minority shareholder, also suffered significant curtailment since 2014. Besides, our project in Atus, Xinjiang with attributable capacity of 20MW has also been curtailed since 2015, resulting in the project being utilized at average rate of 52% of its installed capacity in 2015. Although the NDRC and NEA issued a directive opinion on March 20, 2015, which emphasizes that the competent provincial authorities must strengthen the implementation of the provisions with regard to the purchase of the full amount of electricity generated by renewable energy and avoid any curtailment of solar power projects, we expect that curtailment may continue to affect solar power projects in regions where the supply of energy exceeds local demands, such as Xinjiang and Gansu. Although we believe that we have selected geographic regions that are less likely to experience curtailment, and we are diversified geographically to reduce the impact of potential curtailment, additional projects may be curtailed and unable to operate at its full capacity, which may materially adversely affect our business, financial condition and result of operation.

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

The development and construction of solar power projects involve numerous risks and uncertainties. We may be required to spend significant amounts of money in order to successfully develop and construct solar power projects. Success in developing and constructing a particular project is contingent upon, among other things:

•	establishing relationships with local government bodies;

•	securing investment agreements or development rights;

•	securing suitable project sites, including obtaining necessary rights of way, and satisfactory land rights or leases for the appropriate locations with proximity to the power grid with sufficient grid capacity and adequate solar irradiation;

•	negotiating satisfactory leases, land use or access rights;

•	negotiating and receiving required permits and approvals for project development from government bodies on schedule;

•	completing all required regulatory and administrative procedures needed to obtain permits and agreements;

•	procuring rights to interconnect the solar power project to the power grid or to transmit energy;

•	negotiating favorable payment terms with components and services suppliers;

•	signing PPAs or other arrangements that are commercially acceptable;

•	obtaining construction financing, including debt financing and equity contribution from us to our project companies; and

•	satisfactorily completing construction on schedule within budget.

•	Our ability to complete solar power projects may be adversely affected by numerous factors, including without limitation:

•	unanticipated changes in project plans or defective or delayed execution;

•	uncertainty in obtaining and maintaining governmental permits, licenses and approvals required by existing laws and regulations or additional regulatory requirements not previously anticipated;

•	changes in government policies, for example, the institution of a competitive bidding process to allocate project rights;

•	uncertainty in the timing of grid connection;

•	the inability to procure adequate financing with acceptable terms;

•	unforeseeable engineering problems, construction or other unexpected delays and contractor performance shortfalls;

•	labor, components and materials supply delays, shortages or disruptions, or work stoppages;

•	adverse weather, environmental and geological conditions, force majeure and other events out of our control; and

•	cost over-runs, due to any one or more of the foregoing factors.

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

We had 65.6 MW of rooftop DG projects in operation as of December 31, 2015. Pursuant to the relevant regulations, our rooftop DG projects (excluding those from which all electricity generated are connected to the power grid and sold to local grid companies) generally receive a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. The desulphurized coal benchmark electricity price in China has fluctuated in the past and ranged from RMB0.24 per kWh to RMB0.47 per kWh in 2015. Changes in energy consumption, energy supply, government regulation, technological developments and the price of natural resources could significantly affect the price of energy. If the desulphurized coal benchmark electricity price decreases substantially, our rooftop DG projects (excluding those from which all electricity generated are connected to the power grid and sold to local grid companies) will generate less revenue, which may materially adversely affect our business, results of operation and financial condition.

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

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2015, we had approximately RMB3.29 billion (US$507.9 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB4.63 billion (US$714.4 million) in outstanding long-term bank borrowings (excluding the current portion and deferred financing cost).

In addition, we have substantial repayment obligations under the debt securities we issued.

On May 17, 2011, we issued convertible senior notes in the principal amount of US$125.0 million due 2016, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A of the Securities Act. We repurchased an aggregate principal amount of US$2.0 million of such notes for a total consideration of RMB5.2 million in December 2011 and repurchased an aggregate principal amount of US$22.5 million of such notes for a total consideration of US$21.7 million in November and December 2015. As of the date of this annual report, our convertible senior notes with principal amount of US$100.5 million are outstanding.

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

On January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance of Regulation S of the Securities Act. In July 2014, the Company entered into a five-year RMB1.0 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. In November 2014, the Company signed a US$20.0 million two-year credit agreement with Wells Fargo Bank, National Association, or Wells Fargo. The credit limit was raised to US$40.0 million in June 2015 through amendments to the credit agreement. Borrowings under the new credit agreement will be used to support JinkoSolar US’s working capital and business operations.

In March 2015, the Company entered into a five-year RMB3.0 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. to strengthen the Company’s leading position in the development of downstream solar projects and manufacturing capabilities. In the same month, JinkoSolar Power Co., Ltd., a subsidiary of the Company, signed a RMB320 million loan agreement with China Development Bank and the loan will be used for solar power projects in Henfeng County, Jiangxi Province, China. In July 2015, JinkoSolar Power Engineering Group Limited, or JinkoSolar Power, a subsidiary of the Company, signed a US$150 million loan agreement with Credit Suisse AG and a number of financial institutions to expand its project portfolio in China, which has been fully drawn down as of the date of this annual report. In July 2015, JinkoSolar Power signed a three-year RMB3.0 billion line of credit agreement with Ping An Bank which will be used to support the development of its PV projects. In August 2015, the Company signed a RMB700.0 million loan agreement with The Export-Import Bank of China. In September 2015, the Company signed a line of credit of up to RMB10.0 billion strategic agreement with the Industrial and Commercial Bank of China Jiangxi Provincial branch. In addition, the Company entered into certain sale-leaseback agreements with five leasing companies in 2015, with RMB1.6 billion (US$253.6 million) that had been drawn down as of December 31, 2015.

We may not have sufficient funds available to meet our payment obligations in light of the amount of bank borrowings and bonds due in the near term future. This level of debt and the imminent repayment of our notes and other bank borrowings could have significant consequences on our operations, including:

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

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2015, RMB4.63 billion (US$714.4 million) of our long-term borrowings (including project-level indebtedness) bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by People’s Bank of China, or PBOC. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt.

We may also incur gain or loss in relation to our change in the fair value of our financial instruments. For example, in 2015, we had net loss from a change in fair value of convertible senior notes and capped call options of RMB14.6 million (US$2.2 million). The change in fair value of financial instruments may fluctuate significantly from period to period due to factors that are largely beyond our control, and may result in us recording substantial gains or losses as a result of such changes. As a result of the foregoing, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Our failure to maintain sufficient collateral under certain pledge contracts for our short-term loans may materially adversely affect our financial condition and results of operations.

As of December 31, 2015, we had short-term borrowings of RMB3,290.1 million (US$507.9 million), including the current portion of long-term bank borrowings, secured by certain of our inventory with net book value of RMB475.7 million (US$73.4 million), land use rights, property, plant and equipment with total net book value of RMB2,367.1 million (US$365.4 million), project assets with total net book value of RMB3,560.6 million (US$549.7 million) and accounts receivables with net book value of RMB418.9 million (US$64.7 million). We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially adversely affected.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by our principal operating subsidiaries, including Jiangxi Jinko, Zhejiang Jinko and project companies, for cash requirements. Zhejiang Jinko entered into loan agreements with a group of PRC banks on March 31, 2011, which were subsequently amended in August 2011. Pursuant to these loan agreements, Zhejiang Jinko obtained two syndicated loans with an aggregate principal amount of RMB600.0 million from a group of PRC banks. Pursuant to the syndicated loan agreements, Zhejiang Jinko may pay dividends only if it complies with the agreed repayment schedule. Although such debt was incurred by Zhejiang Jinko, we cannot assure you that Jiangxi Jinko will not also enter into instruments that may restrict dividends or other distribution to us on our equity interests in the future. In order to finance similar transactions, the share capital of our principal operating subsidiaries has been commonly used as pledges for securing loans, which may limit dividends or other distributions to us.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2015 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our export sales represented 51.1%, 56.3% and 61.4% of our total revenue in 2013, 2014 and 2015, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred foreign-exchange losses of approximately RMB38.5 million, RMB147.1 million and RMB117.7 million (US$18.2 million), in 2013, 2014 and 2015, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

In July 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. For almost two years after July 2008, the Renminbi traded within a very narrow range against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase the exchange rate flexibility of the Renminbi, though it did not specify how the increased flexibility would be implemented. In April 2012, the People’s Bank of China announced that it would expand the floating range of the trading price of the Renminbi against the U.S. dollar from 0.5% to 1.0%, beginning on April 16, 2012. In 2013, the Renminbi appreciated 2.71% against the U.S. dollar. In March 2014, the People’s Bank of China further expanded the floating range of the trading price of the Renminbi against the U.S. dollar to 2.0%. On August 11, 2015, the People’s Bank of China allowed the RMB to depreciate by approximately 2% against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in more significant fluctuations of the Renminbi against the U.S. dollar. Renminbi was added to its group of global reserve currencies by The International Monetary Fund on November 30, 2015, which makes Renminbi to some extent more susceptible to market forces. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Any currency exchange losses we recognize may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. Although we have entered into a number of foreign-exchange forward contracts and call spread options with local banks to manage our risks associated with foreign-exchange rates fluctuations, we cannot assure you that our hedging efforts will be effective. Our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on our results of operations.

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

Our Haining facility suspended operation from September 17, 2011 to October 9, 2011 due to an environmental incident. See “—Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.” Occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around Shangrao, Haining and Penang in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenue anticipated to be derived from the relevant facilities.

Our founders collectively have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially owned approximately 15.9%, 9.4% and 4.8%, respectively, or approximately 30.1% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of annual report, share options with respect to 9,325,122 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan, and there are 4,645,442 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of annual report, share options with respect to 9,981,980 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan, and there are 9,981,980 ordinary shares issuable upon the exercise of outstanding options granted under the plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had 227 patents and 182 pending patent applications in China. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

We may be exposed to intellectual property infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards and subject us to injunctions prohibiting sale of our products in certain markets.

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

We are required to comply with all national and local environmental protection regulations for our operations in China, Malaysia, South Africa and Portugal. For example, regulations on emission trading and pollution permits in Zhejiang Province allow entities to increase their annual pollution discharge limit by purchasing emissions trading credits. Entities that purchase emission credits can increase their annual discharge limit by registering the credits with the relevant environmental authorities and amending their pollution permits or obtaining new ones. We have entered into several emissions trading contracts to purchase credits to increase our annual discharge limit and registered all credits as required under a local regulation that became effective on October 9, 2010. However, as our business grows, we may increase our discharge level in the future and we cannot guarantee you that we will continue to be below our annual discharge limit. The penalties for exceeding the annual discharge limit may include corrective orders, fines imposed by the local environmental authority of up to RMB50,000 or, in extreme circumstances, revocation of our pollution permit. Some of our subsidiaries need to obtain and maintain pollution discharge permits, which are subject to renewal or extension on an annual basis or within a longer period. We cannot assure you that we are or will be able to renew or extend these permits in a timely manner or at all.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the Interim Regulations on the Safety Management of Hazardous Chemicals, which became effective on December 1, 2011 and were amended on May 27, 2015, we are required to engage State-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. In compliance with Jiaxing City environmental authority’s requests, we commenced efforts to meet their targets for hazardous chemical and wastes in May 2012. Environmental authorities of Haining City and Jiaxing City evaluated our efforts and confirmed that we satisfied their targets in September 2012. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to conduct such safety evaluation or to make such filing on time may subject us to an order to rectify such conduct within a prescribed time period, fines of up to RMB200,000 imposed on the enterprises and fines of up to RMB50,000 imposed on the individuals who are directly responsible, or even criminal penalties.

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

Although we will try to take measures to prevent similar incidents from occurring again in the future, we cannot assure you that our operations will not be disrupted by similar or other environmental incidents. In addition, the relevant authorities may issue more stringent environmental protection, safe production and construction regulations in the future that may impact our manufacturing facilities in China or abroad, and the costs of compliance with new regulations could be substantial. If we fail to comply with the future environmentally safe production and construction laws and regulations, we may be required to pay fines, suspend construction or production, or cease operations. Moreover, any failure by us to control the use of, or to adequately restrict the discharge of, dangerous substances could subject us to potentially significant monetary damages and fines or the suspension of our business operations.

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

Pursuant to the Provisions on the Administration of Electric Power Business Permit, which became effective on December 1, 2005 and were amended on May 30, 2015, solar power projects are required to obtain the electric power business permits specifically for power generation from the State Electricity Regulatory Commission, or the SERC. Pursuant to the Interim Measures for the Administration of Distributed Electricity Generation, promulgated by the NDRC on July 18, 2013, the DG projects are exempted from the requirement to obtain electric power business permits.

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

Pursuant to the Standard Conditions of Photovoltaic Production Industry, or the Photovoltaic Production Rule, promulgated by the MIIT and effective on March 25, 2015 in place of its old version, the minimum proportion of capital funds contributed by the producer for newly built, renovation and expansion PV production projects shall be 20%. The Photovoltaic Production Rule also provides, among other matters, requirements in relation to the production scale, cell efficiency, energy consumption and operational life span of various PV products and requirement of obtaining the pollution discharge permits.

Pursuant to the Circular on Regulating the Investment and Development Order of PV Power Stations, promulgated by the NEC on October 28, 2014, the filings of solar power projects will be automatically invalidated if the construction of solar power projects has not commenced prior to the expiration of such filings and no application for extension has been made.

Pursuant to the Circular on the Use of Forest Land for the Construction of PV Power Stations promulgated by the State Forestry Administration on November 27, 2015, the approval from local forestry administration authority is required prior to the construction of the PV power stations and certain kinds of forest land are forbidden or restricted from being used to construct PV power stations. The Circular on Promulgating the Controlling of Index of Construction Land Use for PV Power Stations issued by the Ministry of Land and Resources on December 2, 2015, which became effective on January 1, 2016 and will be valid for five years, provides the control and approval of index of construction land use for newly constructed, reconstructed and expanded PV power stations.

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

PCAOB registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

Our business is based in the PRC and a portion of our sales are made in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the level of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

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

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law of the PRC, or the CIT Law, and the Regulation on the Implementation of the CIT Law, or the Implementation Rules of the CIT Law, both of which became effective on January 1, 2008, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. For example, as JinkoSolar Technology is a Hong Kong company and has owned 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Technology is deemed the beneficial owner of such dividends and that JinkoSolar Technology is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify a “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy treaty benefits for the income derived from certain investments in the PRC. If JinkoSolar Technology is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be subject to the PRC withholding tax at a 10% rate.

The CIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “PRC tax resident enterprises” and will generally be subject to the uniform 25% PRC corporate income tax rate as to their global income. Under the Implementation Rules of the CIT Law, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82. SAT Circular 82 provides certain criteria for determining whether the “de facto management body” of an offshore-incorporated enterprise controlled by PRC enterprises is located in China. On July 27, 2011, the SAT issued Administrative Measures of Enterprise Income Tax of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial), or Bulletin 45, which became effective on September 1, 2011 and were amended on April 17, 2015, to provide further guidance on the implementation of SAT Circular 82. Bulletin 45 clarifies certain issues relating to the determination of PRC tax resident enterprise status, post-determination administration and the authorities responsible for determining offshore-incorporated PRC tax resident enterprise status. Bulletin 45 specifies that when provided with a copy of a PRC tax resident determination certificate issued by the competent tax authorities from an offshore-incorporated PRC tax resident enterprise, the payer should not withhold 10% income tax when paying PRC-sourced dividends, interest and royalties to the offshore incorporated PRC tax resident enterprise. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC tax residents or non-PRC enterprises such as our company and JinkoSolar Technology. Therefore, it remains unclear whether the PRC tax authorities would require or permit our company or JinkoSolar Technology to be recognized as PRC tax resident enterprises. If our company and JinkoSolar Technology are considered PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology and ultimately to our company could be exempt from the PRC withholding tax; however, our company and JinkoSolar Technology will be subject to the uniform 25% corporate income tax rate on our global income.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to PRC corporate income tax liabilities.

The Implementation Rules of the CIT Law provide that (i) if the enterprise that distributes dividends is domiciled in China, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in China, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” will be interpreted under the CIT Law. It may be interpreted as the jurisdiction where the enterprise is incorporated or where the enterprise is a tax resident. Therefore, if our company and our subsidiaries in Hong Kong are considered PRC tax resident enterprises for tax purposes, any dividends we pay to our overseas shareholders or ADS holders, as well as any gains realized by such shareholders or ADSs holders from the transfer of our shares or ADSs, may be viewed as China-sourced income and, as a consequence, be subject to PRC corporate income tax at 10% or a lower treaty rate. If we are required to withhold PRC income tax on dividends we pay to our overseas shareholders or ADS holders, or if you are required to pay PRC income tax on gains from the transfer of our shares or ADSs, the value of your investment in our shares or ADSs may be materially adversely affected.

Our ability to make distributions and other payments to our shareholders depends to a significant extent upon the distribution of earnings and other payments made by our subsidiaries in the PRC.

We conduct substantially all of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside at least 10% of their after-tax profits based on PRC accounting standards each year as general reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2015, these general reserves amounted to RMB351.8 million (US$54.3 million), accounting for 2.8% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, which became effective January 1, 2008, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the Corporate Income Tax Law of the PRC, and we may be subject to PRC corporate income tax at the rate of 25% when more detailed rules or precedents are promulgated.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

If we finance our subsidiaries in China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or MOFCOM or its local counterparts. On August 29, 2008, the SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, the SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. These regulations may significantly limit our ability of our operating subsidiaries in China to obtain foreign exchange through debt or equity financing.

On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that, the conversion from foreign currency registered capital of foreign-invested enterprises into the Renminbi capital may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. However, Circular 19 does not materially change the restrictions on the use of foreign currency registered capital of foreign-invested enterprises. For instance, it still prohibits foreign-invested enterprises from, among other things, spending Renmibi capital converted from its foreign currency registered capital on expenditures beyond its business scope.

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

Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for their fiscal years ended December 31, 2014 and 2015. Zhejiang Jinko would be subject to a preferential tax rate of 15% for its fiscal years ending December 31, 2016 and 2017 if the relevant conditions are met. We cannot assure you that Zhejiang Jinko, Jiangxi Jinko or Jiangxi Materials will continue to qualify as “High and New Technology Enterprises” when subject to reevaluation in the future. In addition, there are uncertainties on how the CIT Law and its Implementation Rules will be enforced, and whether its future implementation will be consistent with its current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially adversely affected.

According to the Circular on Issues Concerning the Execution of the Catalog of Public Infrastructure Projects Entitled for Preferential Enterprise Income Tax Treatment issued by the SAT and the MOF on September 23, 2008 and the Circular on Issues Concerning the Implementation of the Key Public Infrastructure Projects Supported by the State and Entitled for Preferential Enterprise Income Tax Treatment issued by the SAT on April 16, 2009, some of our solar power projects are fully exempted from PRC corporate income tax for three years starting from the year in which revenue is first generated from the sale of electricity, and are 50% exempted from PRC corporate income tax for the subsequent three years. Besides, certain solar power project entities enjoy the preferential tax policies in connection with the development of the western region of China and are subject to a preferential tax rate of 15%. The enterprises which are eligible for such preferential tax policy must engage in the business falling in the scope of the Western Catalogue promulgated by the NDRC. Enterprises that are eligible for the preferential tax rate of 15% may be able to enjoy such preferential tax rate and tax holiday simultaneously where certain criteria are met. The expiration of these tax benefits may have a material adverse effect on our operation results.

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

The State Council promulgated the Circular of the State Council on Cleaning up and Standardizing Preferential Policies on Tax and Other Aspects, or Circular 62, on November 27, 2014 in an effort to render the preferential policies on tax, non-tax income, fiscal expenditure, and other aspects of the local government consistent with the PRC central laws and regulations. According to the Circular 62, the local tax authorities shall conduct the special clean-up action, which leads to preferential policies violating PRC central laws and regulations being declared ineffective and repealed and preferential policies not violating PRC central laws and regulations being retained. In addition, the special clean-up action requires that all provincial governments and relevant authorities shall, prior to the end of March 2015, report the outcome of the special clean-up action in respect of preferential policies on tax and other aspects to the MOF, and the MOF shall then forward the outcome to the State Council for final determination. On May 10, 2015, the State Council issued the Circular on Matters Relating to Preferential Policies for Tax and Other Aspects, or Circular 25, which suspended the implementation of special clean-up action of Circular 62. Circular 25 provides that in respect of existing local preferential policies with specified time limit, such time limit shall still apply; if there is no specified time limit, the local governments shall have the discretion to set up a transitional period to adjust the policies. Furthermore, it provides that preferential tax policies stipulated in the agreements between local governments and enterprises remain valid and the implemented part of the policies shall not be retrospectively affected. However, it is not clear whether or not and when the special clean-up action will resume. The repeal of any preferential policy on tax and other aspects may materially adversely affect our financial condition and business operations.

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

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB175.1 million, RMB210.3 million and RMB285.3 million (US$44.0 million), respectively, as of December 31, 2013, 2014 and 2015. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.6%, 2.1% and 1.4% in 2013, 2014 and 2015, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. It is possible that China’s inflation rates may rise further in 2016. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

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

Our business could be adversely affected by the effects of Ebola virus disease, influenza A, or H1N1, avian flu, severe acute respiratory syndrome, or SARS, or other epidemic outbreak. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have also been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. In past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In April 2013, there were reports of cases of H7N9 avian flu in southeast China, including deaths in Shanghai and Zhejiang Province. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases and other adverse public health developments in China would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile, which could result in substantial losses to investors.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$15.67 to US$31.86 per ADS in 2015. The price of our ADSs may continue to fluctuate in response to factors including the following:

•	announcements of new products by us or our competitors;

•	technological breakthroughs in the solar and other renewable power industries;

•	reduction or elimination of government subsidies and economic incentives for the solar industry;

•	news regarding any gain or loss of customers by us;

•	news regarding recruitment or loss of key personnel by us or our competitors;

•	announcements of competitive developments, acquisitions or strategic alliances in our industry;

•	changes in the general condition of the global economy and credit markets;

•	general market conditions or other developments affecting us or our industry;

•	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs; and

•	commencement of, or our involvement in, litigation.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. Our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. See “—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

Based on the composition of our assets and income, we believe that we were not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes with respect to our 2015 taxable year and we do not currently intend or anticipate becoming a PFIC for 2016 or any future taxable year. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our next taxable year ending December 31, 2016 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and ordinary shares, which may fluctuate from time to time. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2015, we had 125,473,930 ordinary shares outstanding, excluding 192,580 ADSs representing 770,320 ordinary shares reserved for future grants under our long-term incentive plan and 1,723,200 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our wholly-owned operating subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko. We have five productions facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

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

In March 2015, we opened a solar cell and module manufacturing facility with the production capacity of 450 MW and 500 MW, respectively, in Penang, Malaysia.

B.	Business Overview

We are one of the global leaders in the PV industry based in Jiangxi and Zhejiang Provinces in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules and solar power generation. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. Leveraging our expertise in manufacturing high quality solar modules and our experience in the PV industry, we also develop, own and operate PV projects in China. As of December 31, 2015, our share of completed solar power projects amounted to 1,007 MW.

We sell our products in major export markets and China. We have 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile to conduct sales, marketing and brand development for our products around the world. As of December 31, 2015, we had an aggregate of more than 900 customers for our solar modules globally, including distributors, project developers and system integrators.

Our solar modules utilize advanced solar technologies. All of our solar modules sold in Europe are CE, TÜV, and MCS certified, all of our solar modules sold in Japan are JET certified, all of our solar modules sold in North America are UL certified and our monocrystalline solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. We also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. The “Eagle II” solar modules can reach peak power output of approximately 260 to 270 watts for a 60-cell module. We have also begun research on our “Eagle+” solar modules, which will be composed of multicrystalline cells that reached conversion efficiencies of approximately 20.4% in lab tests by a third party.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products and develop projects at competitive costs. Our solar cell and silicon wafer operations support our solar module production, which further supports our solar power generation business, reducing our overall procurement costs. As of December 31, 2015, we had annual capacity of approximately 3 GW each for silicon ingots and wafers, 2.5 GW for solar cells and 4.3 GW for solar modules. Our manufacturing facilities are primarily located in Shangrao, Jiangxi Province, Haining, Zhejiang Province, and Penang, Malaysia providing convenient and timely access to key resources and suppliers.

We believe that we have one of the largest and fastest growing operating portfolios in China and as of December 31, 2015, our share of completed solar power projects amounted to 1,007 MW. In 2011, we began developing projects, as one of the first movers in downstream solar development in China. All solar power projects approved by the NDRC are eligible to receive an attractive fixed FIT for a specified quantity of electricity for 20 years. Our ground-mounted projects receive a fixed FIT of RMB0.90 to RMB1.15 per kWh. Our rooftop DG projects that sell electricity to both the State Grid and directly to consumers generate revenue from electricity sales based on a national subsidy of RMB0.42 per kWh plus the local desulphurized coal benchmark electricity price for the electricity sold to the State Grid or a negotiated electricity purchase price for electricity sold directly to consumers. Some of our projects also receive additional local subsidies ranging from RMB0.05 to RMB0.45 per kWh. We also have a dedicated operations and maintenance team and enjoy low operating and maintenance costs for our solar power projects.

As one of the earliest solar developers in China, we have strong strategic relationships with financial institutions, such as China Development Bank, a PRC policy bank that funds large infrastructure projects, among others. In January 2014, we entered into a project loan agreement with Zhejiang Branch of China Development Bank which will provide us with RMB400.0 million in loans to develop our three solar power projects located in Xinjiang Uygur Autonomous Region and Qinghai Province. In April 2014, we entered into a loan agreement for RMB235.0 million with China Development Bank to finance two of our solar power projects, one in Xinjiang Province and another one in Gansu Province. In July 2014, we entered into a five-year RMB1.0 billion strategic financing agreement with China Minsheng Bank. In March 2015, we entered into a five-year RMB3.0 billion strategic financing agreement with China Minsheng Bank to strengthen our leading position in the development of downstream solar projects and manufacturing capabilities. In the same month, JinkoSolar Power Co., Ltd. signed a RMB320 million loan agreement with China Development Bank to finance solar power projects in Hengfeng County, Jiangxi Province, China. In July 2015, JinkoSolar Power signed a US$150 million loan agreement with Credit Suisse AG and a number of financial institutions to expand our project portfolio in China. The lenders under such loan agreement were granted warrants, which represent no more than approximately 2% of JinkoSolar Power’s equity on a fully distributed basis, subject to their terms and conditions. In July 2015, JinkoSolar Power signed a three-year RMB3.0 billion line of credit agreement with Ping An Bank to support the development of our PV projects. In August 2015, we signed a RMB700.0 million loan agreement with The Export-Import Bank of China. In September 2015, we signed a line of credit of up to RMB10.0 billion strategic agreement with the Industrial and Commercial Bank of China Jiangxi Provincial branch. In addition, the Company entered into certain sale-leaseback agreements with five leasing companies in 2015, with RMB1.6 billion (US$253.6 million) that had been drawn down as of December 31, 2015.

Our Products, Services and Projects

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from recovered silicon materials to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2015, sales of solar modules, silicon wafers and solar cells represented 93.7%, 0.9% and 1.3%, respectively, of our total revenues. In addition, we also sell small volumes of silicon ingots and recovered silicon materials and provide processing services for fees at the request of customers from time to time to optimize the utilization of our production capacity.

Leveraging our expertise in manufacturing high quality solar modules and substantial experience in the solar industry, we commenced developing solar power projects and providing solar system integration services in late 2011. As of December 31, 2015, our share of completed solar power projects amounted to 1,007 MW.

The following table sets forth details of our revenues for the periods indicated:

	2013		2014		2015
	Volume	Revenue	Volume	Revenue	Volume	Revenue
	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(US$ in thousands)
Products
Recovered silicon materials (metric tons)	5.0	14,559.7	3.9	11,272.6	1.8	5,201.8	803.0
Silicon ingots	0.3	1,189.7	-	-	—	—	—
Silicon wafers	54.8	70,637.0	229.6	286,585.0	118.2	138,293.4	21,348.8
Solar cells	113.2	184,203.1	134.2	200,643.6	172.8	215,048.3	33,197.7
Solar modules	1,765.1	6,660,317.5	2,423.1	9,155,396.0	4,207.6	15,086,256.8	2,328,916.7
Services
Solar system EPC	—	201.1	—	11,209.6	—	3,660.7	565.1
Processing services	—	71,010.7	—	69,581.4	—	—	—
Revenue from generated electricity	—	76,719.7	—	243,840.3	—	628,020.5	96,949.7
Total Revenue		7,078,838.5		9,978,528.6		16,076,481.5	2,481,781.1

Solar Modules

We commenced producing solar modules in August 2009. In 2015, we sold 4,207 MW of solar modules and generated RMB150.6 billion (US23.3 billion) of revenue from sales of solar modules. We expect that sales of solar modules will continue to be our largest revenue source in the future. In 2015, we generated 61.4% of our total revenue from overseas markets, and the United States, Chile and Japan, our three largest export markets, represented 25.8%, 6.3% and 6.2% of our total revenue, respectively. As the domestic market in China grows, we expect to sell increasing volumes of solar modules in the domestic market in China.

In 2012, we launched our WING series solar modules further improved designs, including superior stress analysis results as compared with our previous products. The WING series solar modules are only 30 to 40 millimeters thick and weigh 15.5 kilogram, which makes them suitable for both ground mount systems and rooftop applications. All modules of the WING series received IEC 2400Pa Mechanical Load Test Certificate and passed 5400Pa Mechanical Load Test in our UL WTDP lab.

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

In 2014, the “Eagle II” could reach power output of approximately 305 to 325 watts for a 72-cell module.

In 2015, the “Eagle Max” could reach power output of approximately 325 watts for a 72-cell module.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. All of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm. All of our multicrystalline solar cells have dimensions of 156 mm x 156 mm. As of December 31, 2015, our solar cells using monocrystalline silicon wafers had an average conversion efficiency rate of 19.6% and our solar cells using multicrystalline silicon wafers had an average conversion efficiency rate of 18.3%.

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

As of December 31, 2015, our share of completed solar power projects amounted to 1,007 MW. The following table shows the details of the projects we completed and in operation as of December 31, 2015.

Region	Project Name	Installation Type	Attributable Capacity (MW)		Grid Connection Date	FIT and Local Subsidies
Haixi Mongol and Tibetan Autonomous Prefecture, Qinghai Province	Delingha Phase I	Utility-scale	9	(1)	December 2011	1.15
Haixi Mongol and Tibetan Autonomous Prefecture, Qinghai Province	Delingha Phase II	Utility-scale	18	(1)	January 2013	1
Neijiang Prefecture, Gansu Province	Longchang	Utility-scale	20		February 2013	1
Jinchang Prefecture, Gansu Province	Jinchang	Utility-scale	56	(2)	August 2013	1
Hainan Tibetan Autonomous Prefecture, Qinghai Province	Gonghe	Utility-scale	10		September 2013	1
Xinjiang Uyghur Autonomous Region	Shaya Phase 1	Utility-scale	20		Octtober 2013	1
Xinjiang Uyghur Autonomous Region	Shaya Phase 2	Utility-scale	20		December 2013	1
Xinjiang Uyghur Autonomous Region	Ala’er	Utility-scale	20		December 2013	1
Tacheng Prefecture, Xinjiang Uyghur Autonomous Region	Wusu	Utility-scale	20		December 2013	1
Xinjiang Uyghur Autonomous Region	Bohu	Utility-scale	20		December 2013	1
Lianyungang Prefecture, Jiangsu Province	Erlongshan	Utility-scale	15		May 2014	1.1
Jiangsu Province	Songshan	Utility-scale	24		June 2014	1.125
Yancheng Prefecture, Jiangsu Province	Xiangshui	Utility-scale	100		September 2014	1
Alxa Prefecture, Inner Mongolia Autonomous Region	Alxa Left Banner	Utility-scale	35	(3)	December 2014	0.9
Bayannur Prefecture, Inner Mongolia Autonomous Region	Dengkou	Utility-scale	43	(3)	December 2014	0.9
Baotou City, Inner Mongolia Autonomous Region	Tumed Right Banner	Utility-scale	52	(3)	December 2014	0.9
Jiangxi Province	Hengfeng	Utility-scale	50		February 2015	1.2
Xinjiang Province	Alaer Phase 2	Utility-scale	30		March 2015	0.95
Shandong Province	Feicheng	Utility-scale	20		March 2015	1.2
Ningxia Province	Shizuishan	Utility-scale	10		April 2015	0.9
Zhejiang Province	Jiande	Utility-scale	20		June 2015	1.2
Hebei Province	Chabei	Utility-scale	20		June 2015	0.95
Xinjiang Province	Atushi	Utility-scale	20		June 2015	1
Xinjiang Province	Shufu	Utility-scale	20		June 2015	1
Zhejiang Province	Yuanhua	Utility-scale	5		August 2015	1.45
Zhejiang Province	Yuanhua	Utility-scale	6		September 2015	1.45
Henan Province	Hebi	Utility-scale	20		September 2015	1
Jiangxi Province	Qinjiang	Utility-scale	20		September 2015	1.2
Jiangxi Province	Dongxiang	Utility-scale	20		September 2015	1.2
Ningxia Province	Lingwu	Utility-scale	50		September 2015	0.9
Henan Province	Puyang	Utility-scale	20		December 2015	1

Shandong Province	Feicheng Phase 2	Utility-scale	10	December 2015	1.2
Anhui Province	Langxi	Utility-scale	20	December 2015	1
Zhejiang Province	Jingyun	Utility-scale	16	December 2015	1.25
Zhejiang Province	Yuhuan	Utility-scale	80	December 2015	1.1
Guangdong	Huizhou TCL	Rooftop DG	2.82	March 2015	1.06-1.08
Zheiang Province	Anji	Rooftop DG	13	December 2015	1.1
Jiaxing Prefecture, Zhejiang Province(4)		Rooftop DG	51.7	December 2014 to December 2015	0-1.33

(1)	Our attributable capacity is calculated by multiplying the total capacity of the project by our percentage equity holding of 88.7%.
(2)	Our attributable capacity is calculated by multiplying the total capacity of the project by our percentage equity holding of 28.0%.
(3)	Our attributable capacity is calculated by multiplying the total capacity of the project by our percentage equity holding of 86.7%.
(4)	This represents 69 rooftop DG projects located in Jiaxing Prefeture, Zhejiang Province.

Electricity Generation and Sale

Upon completion of construction, the solar power projects must be tested and documented to show that they operate normally, meet specified safety requirements and power grid requirements, have specific measures for recording energy production, meet the licensing requirements for operation and comply with local and national standards and regulations. After demonstrating that our projects meet these standards, we enter into a grid connection and dispatch agreement with the local grid company to connect our solar power project to the power grid. We also enter into a PPA for each completed project, pursuant to which we sell electricity to the local grid company. In 2015, we sold over 96% of the electricity we generated to the State Grid, who is a large state-owned enterprise and reliable purchaser for our electricity. The remainder is sold directly to consumers.

Under the existing PRC central government directive, approved solar power projects enjoy the current FIT arrangement for a period of 20 years. Grid companies are mandated to purchase all solar electricity produced within the coverage of their grids. In order to implement the directive, the State Grid enters into grid connection and dispatch agreements and PPAs with us. The grid connection and dispatch agreements generally have tenures of one to five years, some of which are automatically renewed unless otherwise notified, whereas PPAs generally have tenures of one to six years. Both the grid connection and dispatch agreements and the PPAs have all been renewed on similar commercial terms upon expiration, consistent with the NDRC policy.

The benchmark FIT rates our projects are entitled to for electricity we generate and sell to the local grid companies consist of two components:

•	respective local rates paid for electricity generated from desulfurized coal plants (ranging from RMB0.24 per kWh to RMB0.47 per kWh in 2015) paid directly from the power grid on a monthly basis; and

•	a subsidy component funded by subsidies from the Renewable Energy Development Fund, which is funded by electricity consumers and collected by the local grid companies.

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

Solar power projects can only receive central government subsidies after completing certain administrative procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog, which is issued by the MOF, NDRC and NEA from time to time. In order to be listed in the Subsidy Catalog, ground-mounted projects submit applications to the relevant provincial authorities; and rooftop DG projects submit applications to the local grid companies in the area where the projects are located. After preliminary review of the applications, the relevant provincial authorities and the local grid companies will report to the MOF, NDRC and NEA.

A project’s first payment will include amounts accrued from for all prior months the solar power project has been connected to the power grid. As of December 31, 2015, the most recent Subsidy Catalog was released on August 21, 2014. Previously, Subsidy Catalogs have also been released in June 2012, October 2012, December 2012 and February 2013. On January 25, 2016, the MOF, NDRC and NEA jointly announced a guidance about the implementation of the application process for the 6th Subsidy Catalog. Solar power plants that were completed prior to February 28, 2015 and are not included in the previous catalogs are included in the 6th Subsidy Catalog. We have submitted all the required documents by the required due date.

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

The following table shows the status of our projects in operation with regards to the Subsidy Catalog as of December 31, 2015.

	Utility-Scale	Ground-mounted DG projects	Rooftop DG projects
	(MW)
Projects in Operation and Listed in the Subsidy Catalog	103	-	-
Projects in Operation and Not Yet Listed in the Subsidy Catalog	669	167	68

Manufacturing

We manufacture solar modules, solar cells, silicon wafers, silicon ingots and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

The following table sets forth our annual production capacity for silicon wafers, solar cells and solar modules as of December 31, 2013, 2014 and 2015:

	Annual Production Capacity as of
	December 31,
	2013	2014	2015
	(GW)
Products
Solar modules	2.0	3.2	4.3
Solar cells	1.5	2.0	2.5
Silicon wafers	1.5	2.5	3.0

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to approximately 1.0 million square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

Location	Industrial Use (square meters)	Residential Use (square meters)
Jiangxi Province	602,828	191,840
Zhejiang Province	153,701	5,388
Total	756,529	197,228

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

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

					Annual Manufacturing Capacities by Product Category as of December 31,
Products	Location	Facility No.	Plant Size (square meters)	Duration of Land Use Right	2013	2014	2015	Major Equipment
					(GW)
Silicon Ingots and Wafers	Shangrao Economic Development Zone	1	68,396.80	(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v) January 6, 2009 to August 10, 2059	1.5	2.5	3.0	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers

Solar Cells	Yuanhua Town, Haining	2	107,864.90	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	1.5	2.0	2.5	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Penang, Malaysia	3	8,191.00	January 1, 2015 to December 31, 2022

Solar Modules	Shangrao Economic Development Zone	4	134,950.58	July 6, 2009 to August 10, 2059	2.0	3.2	4.3	Laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining	5	89,543.00	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060
	Penang, Malaysia	6	12,679	January 1, 2015 to December 31, 2022

In addition, there is an electric power transformation and distribution substation constructed by the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. with an annual capacity of 360 million kWh and a gross floor area of 13,127 square meters at Jiangxi Jinko’s manufacturing site to support its operations and assure it of priority supply of electricity. We had our own electric power transformation and distribution substation with an annual capacity of approximately 7.4 million kWh and a gross floor area of approximately 6,667 square meters in Shangrao as of December 31, 2015.

As of December 31, 2015, short-term borrowings of RMB1,456.9 million (US$224.9 million) and long-term borrowings of RMB2,711.2 million (US$418.5 million) were secured by land use rights, plant, equipment and project assets. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

As of December 31, 2015, we had annual capacity of approximately 3 GW each for silicon ingots and wafers, 2.5 GW for solar cells and 4.3 GW for solar modules.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.”

We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB1,209.9 million (US$186.8 million) as of December 31, 2015, of which RMB1,194.8 million (US$184.4 million) will be due in 2016 and RMB15.2 million (US$2.3 million) will be due after one year but within five years. As we have shifted our focus from capacity expansion to improving our efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

Solar Cell Manufacturing

Solar cell manufacturing process starts with an ultrasonic cleaning process to remove grease and particles from the wafer surface, followed by chemical cleaning and texturing in wet benches to remove organic and metallic contaminate, as well as to create suede-like or pyramid-like topograph, depending on multi- or mono-crystalline wafer used, on the wafer surface. This rough surface could reduce the optical loss of solar cells due to lowering light reflection and creating longer optical path beneficial for light absorption. The wafer then receives a high temperature diffusion process to form p-n junction, which is the heart of solar cell to separate light generated carriers. An edge isolation process is adapted to electrically isolate diffused front and rear surfaces, followed by an anti-reflection coating process to deposit a thin layer of silicon nitride on the sunward side of the wafer to further enhance the light absorption. Metallization is then applied by screen printed metal paste on both sides of the wafer, followed by a high temperature co-firing process through a belt furnace to form ohmic-contact electrodes. The finished solar cells are tested and sorted, and ready for the solar module manufacturing process.

Solar Module Manufacturing

Solar modules are produced by interconnecting multiple solar cells into desired electrical configurations through welding. The interconnected solar cells are laid out and laminated in a vacuum with laboratory details involved. Through these processes and designs, the solar modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind, transportation damage and sand. Assembled solar modules are packaged in a protective aluminum frame prior to testing.

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2013, 2014 and 2015, virgin polysilicon accounted for approximately 78.5%, 86.4% and 87.3%, respectively, and recoverable silicon materials accounted for approximately 21.5%, 13.6% and 12.7%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2015, purchases from foreign suppliers and domestic suppliers accounted for 9.8% and 90.2% of our total silicon raw material purchases, respectively.

In 2013, 2014 and 2015, our five largest suppliers provided approximately 62.1%, 52.8% and 59.2%, respectively, of our total silicon purchases by value. In 2013, two of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 24.2% of our total silicon purchases by value. In 2014, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.0% of our total silicon purchases by value. In 2015, four of our suppliers individually accounted for more than 10% and our largest supplier accounted for 19.4% of our total silicon purchases by value.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2015, we had approximately RMB251.4 million (US$38.8 million) of advances to suppliers.

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

Customers and Markets

We sell PV products in both China and overseas markets and sell electricity generated by our solar power projects in China. In 2013, 2014 and 2015, we generated 48.9%, 43.7% and 38.6% of our revenues from domestic sales and 51.1%, 56.3% and 61.4% of our revenues from export sales, respectively. As of December 31, 2015, we had more than 200 customers for our solar modules from China and 700 from other countries, including the United States, the United Kingdom, Chile, South Africa, Japan, Holland, India, Australia and France. The following table sets forth our net revenues generated from sales of products and provision of processing services to customers in respective geographic locations, with percentage of net revenues, for the periods indicated.

61

	2013		2014		2015
	RMB	(%)	RMB	(%)	RMB	US$	(%)
		(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	3,461,295.5	48.9%	4,357,362.6	43.7%	6,231,071.1	961,911.6	38.8%
Outside China
U.S.	414,371.3	5.9%	1,766,283.0	17.7%	4,146,330.9	640,083.2	25.8%
U.K.	227,654.7	3.2%	1.266.982.3	12.7%	839,243.3	129,556.8	5.2%
Chile	4,601.1	0.1%	580,383.8	5.8%	1,018,522.7	157,232.8	6.3%
South Africa	681,502.4	9.6%	534,571.3	5.4%	346,904.3	53,552.8	2.2%
Japan	112,460.1	1.6%	486,201.3	4.9%	997,526.3	153,991.5	6.2%
Rest of the world	2,176,953.3	30.8%	986,744.4	9.9%	2,496,882.8	385,452.4	15.5%
Sub-total	3,617,543.0	51.1%	5,621,166.1	56.3%	9,845,410.4	1,519,869.5	61.2%
Total	7,078,838.5	100.0%	9,978,528.6	100.0%	16,076,481.5	2,481,781.1	100.0%

Sales of solar modules are our largest revenue contributor, which accounted for 93.4% of our total revenues in 2015. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2013, 2014 or 2015. The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers for the periods indicated:

	2013		2014		2015
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Solar modules	30.3	Solar modules	17.2	Solar modules	19.6

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, U.S. Canada, South Africa, Australia, Singapore, and other countries and regions. We have 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

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

In August 2011, we entered into an advertising agreement with Infront Sports & Media AG, who has the exclusive advertising rights for the home football games and certain away games of the German Men’s “A” National Team for a term of three years ending on June 30, 2014. Such agreement was terminated on August 16, 2012. In March 2012, we agreed to extend our sponsorship of the San Francisco 49ers through February 28, 2014. In April 2012, we renewed our sponsorship with Valencia Club de Futbol, one of the top football teams in Spain, for two more seasons. In July 2015, we entered into a new strategic partnership with the Golden State Warriors for a term of two years, which names us as the team’s official solar panel partner. We believe that our global marketing practice and strategy have and will continue to enable us to explore the overseas market, increase our sales, expand our customer base and increase recognition of our brand domestically and internationally.

In 2015, we entered into advertising agreements with several TV stations and several major city airports. Furthermore, we continued to sponsor major PV industry conferences and participated in some industry associations.

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

In 2015, we were ranked 437th in the “Fortune 500” Chinese Enterprise List. Furthermore, we have been awarded the “Today’s Transformative Step 2015” at COP21 and the only Chinese PV manufacturer recognized as the “Global Growth Company” at the 2015 World Economic Forum.

Quality Control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO9001 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. Our quality management systems in Jiangxi Jinko and Zhejiang Jinko have received the SGS-UL certificate and LRQA certificate, respectively.

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received CE, TÜV and MCS certifications for all of our solar modules sold in Europe, UL certifications for all solar modules sold in North America and CQC and CGC certification for all of our solar modules in China. In August 2012, our modules became the first to pass TUV-SUD’s stringent potential induced degradation test under 85 degrees Celsius and 85% relative humidity conditions, and our testing facility received certification from China National Accreditation Service for its industry leading quality controls. In May 2013, our modules became the first to pass TUV NORD’s dynamic mechanical load testing with maximum 1000 Pascal downward load. In 2013, our solar modules also passed TUV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TUV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TUV Rheinland.

We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various ancillary materials. We have formulated and adopted guidelines and continue to devote efforts to developing and improving our inspection measures and standards on recycling recoverable silicon materials, silicon ingots, silicon wafer, solar cell and solar module production. We conduct a final quality check before packing to ensure that our solar power products meet all our internal standards and customers’ specifications. In addition, we provide periodic training to our employees to ensure the effectiveness of our quality control procedures.

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

We have a dedicated team overseeing our quality control processes. In addition, we have established operation management and project-based customer service teams, aiming to supervise the whole installation process and service our customers in a timely manner. They work collaboratively with our sales team to provide customer support and after-sale services. We emphasize gathering customer feedback for our products and addressing customer concerns in a timely manner.

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar cells and solar modules such as Trina, Canadian Solar Inc and JA Solar in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our high quality products, our low manufacturing costs and easy access to key resources from our strategically located production bases in China, Malaysia and South Africa, our recoverable silicon material processing operations and our proprietary process technologies enhance our overall competitiveness.

In addition, some companies are currently developing or manufacturing solar power products based on new technologies, including thin film materials and CSPV. These new alternative products may cost less than those based on monocrystalline or multicrystalline technologies while achieving the same or similar levels of conversion efficiency in the future. Furthermore, the solar industry generally competes with other renewable energy and conventional energy sources.

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

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the Interim Regulations on the Safety Management of Hazardous Chemical, which became effective on December 1, 2011 and were amended on May 27, 2015, we are required to engage State-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to conduct such safety evaluation or to make such filing on time may subject us to an order to rectify such conduct within a prescribed time period, fines of up to RMB200,000 imposed on the enterprises and fines of up to RMB50,000 imposed on the individuals who are directly responsible, or even criminal penalties.

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

We continued to implement several environmental protection related projects at the Haining facility between 2013 and 2015, aiming to improve the waste treatment as well as to reduce carbon dioxide emission. We have invested to establish a new water recycle system, install roof-top solar panels, replace fluorescent tubes with LED light in the production lines, and upgrade waste chemical discharge sewers. In 2015, we upgraded the existing wastewater treatment station and exhaust discharge system at the Haining facility to comply with the new PRC environmental standards for the solar industry.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to approximately RMB2,568.9 million (US$396.6 million) as of December 31, 2015. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to approximately RMB4,127.6 million (US$637.2 million) as of December 31, 2015. Insurance coverage for Jinko Malaysia’s fixed assets and inventory amounted to approximately RMB531.8 million (US$82.1 million) as of December 31, 2015. As of December 31, 2015, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”) of up to US$40 million, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$950 million and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar GmbH, JinkoSolar Canada Co., Ltd. and JinkoSolar (U.S.) Inc. of up to RMB16 billion (US$2.5 billion).

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

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB29.6 million, RMB27.3 million and RMB34.3 million (US$5.3 million) in insurance premiums in 2013, 2014 and 2015, respectively.

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

On March 8, 2011, the MOF and the Ministry of Housing and Urban-Rural Development jointly promulgated the Circular on Further Application of Renewable Energy in Building Construction to increase the utilization of renewable energy in buildings.

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

On July 7, 2012, the NEA officially released the Twelfth Five-Year Plan on Solar Power Development. In the document, the NEA stated that by 2015, the total installed capacity of distributed PV generation will achieve 10 GW in Eastern and Central China by focusing on the establishment of distributed PV generation systems in such areas, and the total installed capacity of 10 GW of grid-connected PV power plants will be established to increase local electrical power supply in the regions with rich solar resources and uncultivated land resources, such as Qinghai, Xinjiang, Gansu and Inner Mongolia. The total estimated investment is RMB250 billion.

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

On January 17, 2014, the NEA issued the Circular on Targets for the Increase in PV Power Generation Capacity for 2014, and announced that the total target for the increase in PV power generation capacity for 2014 will be 14 GW, of which 8 GW will be reserved for distributed power generation and 6 GW will be reserved for power generation by solar power projects.

On March 16, 2015, the NEA promulgated the Circular on Implementing Plans of PV Generation Construction for 2015, which revised China’s 2015 solar electricity installation target upwards by 20% to 17.8 GW of capacity for ground-mounted projects and indicated that rooftop DG projects would no longer be subject to a quota.

On April 2, 2015, the State Grid announced that 10 GW of solar power projects would be connected to grid every year until 2020. On September 24, 2015, the NEA increased the capacity scale by additional 5,300 MW in total for PV power stations in certain regions and the PV power stations that fall within such increased capacity shall generally be connected to the grid no later than June 30, 2016. In March 2016, the NEA set a target of 150 GW of solar capacity by 2020.

In March 2016, the National People’s Congress approved the Outline of the Thirteenth Five-Year Plan for National Economic and Social Development of the PRC, which mentions a national commitment to continuing to support the development of PV generation industry.

Laws and Regulations Concerning the Electric Power Industry

The regulatory framework of the PRC power industry consists primarily of the Electric Power Law of the PRC, which became effective on April 1, 1996 (lately revised effective on April 24, 2015) and the Electric Power Regulatory Ordinance, which became effective on May 1, 2005. One of the stated purposes of the Electric Power Law is to protect the legitimate interests of investors, operators and users and to ensure the safety of power operations. According to the Electric Power Law, the PRC government encourages PRC and foreign investment in the power industry. The Electric Power Regulatory Ordinance sets forth regulatory requirements for many aspects of the power industry, including, among others, the issuance of electric power business permits, the regulatory inspections of power generators and grid companies and the legal liabilities for violations of the regulatory requirements.

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

Obtaining the Construction Engineering Qualifications and Permit

Pursuant to the Construction Law which was promulgated by the Ministry of Construction on November 11, 1997 (effective on March 1, 1998) and amended on April 22, 2011 and the Regulation on Administration on Qualifications of Construction Engineering which became effective on March 1, 2015, an enterprise engaged in the design and engineering work for an electric power project must obtain a qualification certificate and must conduct its work within the strict design scope set forth in its certificate. An enterprise conducting design or engineering work without first obtaining the qualification certificate or an enterprise that has obtained the qualification certificate but exceeds the permitted design scope may be subject to action by the relevant authorities, including monetary penalties, rescission of its certification or confiscation of all illicit gains.

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

On December 22, 2015, the NDRC issued the Circular on Improving the Policies on the On-grid Tariffs of Onshore Wind Power Generation and PV Generation, effective on January 1, 2016, which provides that ground mounted projects, as well as rooftop DG projects that sell all electricity generated to the local grid companies, are entitled to FIT of RMB0.80 per kWh, RMB0.88 per kWh or RMB0.98 per kWh, depending on where the project is located (excluding on grid solar power projects located in Tibet), provided that these projects are filed after January 1, 2016 and fall within the regional scale index of the year, or these projects are filed prior to January 1, 2016 and fall within regional scale index of the year, but do not commence operations prior to June 30, 2016.

The difference (in amount) between the FIT for solar power projects and the desulphurized coal benchmark electricity price, or the subsidies paid to DG projects, are funded by the renewable energy development funds. The above FIT and subsidy policies are valid for 20 years for each power generation project since its formal operation, in principle.

Subsidy Catalog

On November 29, 2011, the MOF, NDRC and NEA jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund, which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be listed in the Subsidy Catalog issued by the MOF, NDRC and NEA. These subsidies represent the difference between the FIT for solar power projects and the desulphurized coal benchmark electricity price. In January 2016, the NEA announced that there would be a nation-wide inspection on all the solar power projects that are in operation and under construction, and the solar power projects that fall within the regional scale index of the year would be included in and managed via the Platform for Renewable Energy Power Generation Projects for the purpose of government subsidies application and payment.

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

Pursuant to the Interim Measures for the Administration of Designated Funds for the Development of Renewable Energy issued by the MOF and effective on April 2, 2015 in place of its old version, the MOF sets up designated funds to support the development and utilization of renewable energy in accordance with the national fiscal budget.

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

On March 24, 2016, the NDRC issued the Measures for the Administration of Guaranteed Purchase of Full Amount of Renewable Energy, to strengthen the administration of, and provide details for, the implementation of purchase of the full amount of renewable energy by the grid enterprises.

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

Work Safety

The Work Safety Law of the PRC, which became effective on November 1, 2002 and was amended on August 31, 2014, is the principal law governing the supervision and administration of work safety for solar power projects. In accordance with the Measures for the Supervision and the Administration of Work Safety of Electricity Industry promulgated by the NDRC, which became effective on March 1, 2015, power plants are responsible for maintaining their safety operations in accordance with the relevant laws, regulations, rules and standards regarding the work safety. The NEA and its local branches supervise and administer the work safety of electricity industry at the national and local level. On April 20, 2015, the NEA and the State Administration of Work Safety jointly promulgated the Circular on Standardizing Safe Production Process for PV Generation Enterprises, which detailed the standards of production process for PV generation enterprises for work safety purpose.

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

With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko was grandfathered by the Implementation Circular. Both Jiangxi Jinko and Zhejiang Jinko were subject to a preferential tax rate of 12.5% in 2011 and 2012. Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for its fiscal years ended December 31, 2014 and 2015. Zhejiang Jinko would be subject to a preferential tax rate of 15% for its fiscal years ending December 31, 2016 and 2017 if the relevant conditions are met.

Certain solar power project entities enjoy the preferential tax policies in connection with the development of the western region of China and are subject to a preferential tax rate of 15%. The enterprises which are eligible for such preferential tax policy must engage in the business falling in the scope of the Western Catalogue promulgated by the NDRC. Enterprises that are eligible for the preferential tax rate of 15% may be able to enjoy such preferential tax rate and tax holiday simultaneously where certain criteria are met.

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

In August 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the SAFE Circular No. 142, regulating the conversion by a foreign invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. Pursuant to the SAFE Circular No. 142, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB-denominated loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. Furthermore, on March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular NO.19, which became effective on June 1, 2015 and replaced Circular 142. SAFE Circular NO.19 provides that, the conversion from foreign currency registered capital of foreign-invested enterprises into the Renminbi capital may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. However, Circular 19 does not materially change the restrictions on the use of foreign currency registered capital of foreign-invested enterprises. For instance, it still prohibits foreign-invested enterprises from, among other things, spending Renmibi capital converted from its foreign currency registered capital on expenditures beyond its business scope.

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

The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment issued by the SAFE on November 19, 2012 and amended on May 4, 2015 substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE’s approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches.

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

On February 13, 2015, the SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, which became effective on June 1, 2015. This circular aims to further remove or simplify the approval requirements of SAFE upon the direct investment by foreign investors.

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

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to the world’s major intellectual property conventions, including:

•	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

•	Paris Convention for the Protection of Industrial Property (March 19, 1985);

•	Patent Cooperation Treaty (January 1, 1994); and

•	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

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

C.	Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Technology Limited (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.(“Zhejiang Jinko”)	June 30, 2009	PRC	100%

JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Jinko Solar Pty Ltd. (“JinkoSolar South Africa”)	April 13, 2012	South Africa	100%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)*	November 12, 2013	Cayman	55%

JinkoSolar WWG Investment Co., Ltd (“WWG Investment”)	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA. (“JinkoSolar Portugal”)	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%

Zhejiang Jinko Financial Leasing Co., Ltd	October 10, 2014	PRC	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

JinkoSolar Household PV Technology Holding Co., Ltd **(“JinkoSolar Household”)	December 30, 2014	Hong Kong	100%

Jinko Solar Technology SDN.BHD. (“JinkoSolar Malaysia”)	January 21, 2015	Malaysia	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited	August 28, 2015	Hong Kong	100%

JinkoSolar (Thailand) Co., Ltd	October 16, 2015	Thailand	100%

* JinkoSolar Power is the holding company of our solar project business. The following table sets forth information concerning JinkoSolar Power’s major subsidiaries as of December 31, 2015:

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of Ownership

Canton Best Limited (“Canton Best BVI”) [1]	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited (“Wide Wealth Hong Kong”) [1]	June 11, 2012	Hong Kong	100%

Jiangxi JinkoSolar Engineering Co., Ltd. (“Jinko Engineering”) (Originally named as Shangrao Jinko PV Technology Engineering Co., Ltd.)	July 28, 2011	PRC	100%

Jinko Power Co., Ltd. (Zhejiang) (formerly Haining JinkoSolar Investment Co.,Ltd)	September 14, 2012	PRC	100%

1 Canton Best BVI is a wholly owned subsidiary of JinkoSolar Power, and Wide Wealth Hong Kong is a wholly owned subsidiary of Canton Best BVI. Wide Wealth Hong Kong holds 100% equity interest in Jinko Engineering which further holds 83.56% equity interest in Jinko Power Co., Ltd. (Zhejiang). Jinko Power Co., Ltd. (Zhejiang) holds 93 solar power project entities in the PRC.

**JinkoSolar Household is the holding company of our household rooftop DG project business. The following table sets forth information concerning JinkoSolar Household’s major subsidiaries as of December 31,2015:

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of ownership

JinkoSolar Household PV System Ltd.	January 12, 2015	BVI	100%

JinkoSolar Household PV Technology (HongKong) Limited (“JinkoSolar Household HongKong”) [1]	January 21, 2015	Hong Kong	100%

1 JinkoSolar Household HongKong holds eight solar power project entities in the PRC.

D.	Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in Jiangxi and Zhejiang Provinces in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules and solar power generation. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. Leveraging our expertise in manufacturing high quality solar modules and our experience in the PV industry, we also develop PV projects in China and provide solar system integration services. As of December 31, 2015, we had annual capacity of approximately 3 GW each for silicon ingots and wafers, 2.5 GW for solar cells and 4.3 GW for solar modules. As of December 31, 2015, our share of completed solar power projects amounted to 1,007 MW.

Our revenues were RMB7,078.8 million, RMB9,978.5 million and RMB16,076.5 million (US$2,481.7 million) in 2013, 2014 and 2015, respectively. We had net income of RMB188.0 million, RMB673.0 million and RMB683.8 million (US$105.6 million) in 2013, 2014 and 2015, respectively.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Our business and revenue growth depends on the industry demand for solar power and solar power products. In the second half of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. In early 2010, as the effect of the global financial crisis started to subside, industry demand for solar power and solar power products started to revive. Access to financing continued to improve from 2010 to the first half of 2011, driven by increasing awareness of renewable energy, stronger balance sheets for financing providers and sustainable government incentives to develop solar as an alternative energy solution. However, in 2011, a decrease in payment to solar power producers, in the form of FIT and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as FIT. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. Our business and revenue increased in Europe in 2014, partly due to the significant increase in demand for solar modules in the U.K. Compared with 2014, our revenue increased in North America in 2015 mainly attributable to the significant increase in demand for solar modules in the U.S.

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

To accommodate and retain customers, many PV module manufacturers, including us, shifted from demanding advance payments towards increased use of credit sales and the provision of longer credit terms to both existing and new customers. Starting from the third quarter of 2011, we began to offer new customers credit terms of 60 to 120 days as well as extend similar credit terms to certain existing customers under new contracts.

We strengthened the recoverability to accounts receivables in 2015. Our accounts receivable turnover were 114 days, 102 days and 82 days in 2013, 2014 and 2015, respectively. In particular, in 2013, 2014 and 2015, our accounts receivable turnover in the U.S. were 45 days, 34 days and 25 days, respectively; Our accounts receivable turnover in South Africa were 50 days, 81 days, and 81 days, respectively and our accounts receivable turnover in China were 131 days, 146 days and 131 days, respectively. Correspondingly, we decreased provisions for accounts receivables. We recorded provisions for accounts receivable of RMB446.0 million, RMB428.6 million and RMB335.7 million (US$51.8 million) as of December 31, 2013, 2014 and 2015, respectively. Although our recoverability of accounts receivable improved in 2015, we will continue to make assessment and properly provide the provision on doubtful accounts.

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

Countries in Europe, notably Italy, Germany, France, Belgium and Spain, certain countries in Asia, including China, Japan and India, as well as Australia and the United States have adopted renewable energy policies. Examples of government sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives to end users, distributors, project developers, system integrators and manufacturers of solar power products.

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

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to anti-dumping and countervailing duties or import quotas imposed by certain overseas markets, including the U.S., European Union and Canada.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the U.S. market and European market accounted for 25.8% and 12.4% of our total revenue in 2015, respectively.

In addition, the revenues and profitability of our solar power generation business in China will depend to a significant extent on regulatory policies in China. We have recently expanded our solar power generation business in response to a number of favorable policy developments. These policy developments have presented new business opportunities, increased the stability of our earnings and improved our anticipated revenue and profitability. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — The reduction, modification, delay or elimination of government subsidies and other economic incentives in solar energy industry may reduce the profitability of our business and materially adversely affect our business.”

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

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2015, we had annual capacity of approximately 3 GW each for silicon ingots and wafers, 2.5 GW for solar cells and 4.3 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

We commenced developing solar power projects and providing solar system integration services in late 2011. As of December 31, 2015, our share of completed solar power projects amounted to 1,007MW. As we expand our solar power generation and solar system integration business, we expect that the contribution of this new business to our revenue will increase, which will have a positive effect on our results of operations and gross profit margin as solar power generation and solar system integration business normally has a higher gross profit margin than sales of solar modules.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2013, 2014 and 2015, the average conversion efficiency rate of our solar cells using our monocrystalline silicon wafers were 18.6%, 19.6% and 19.6%, respectively, and the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers were 17.9%, 18.2% and 18.3%, respectively.

Selected Statement of Operations Items

Revenues

Currently, we derive our revenues primarily from the sale of solar modules and to a lesser extent from the sales of silicon wafers and solar cells. We also derive a small portion of revenues from the sale of electricity generated by our projects and solar system integration services. In addition, we also provide processing services. We expect the sale of solar modules to continue to be our primary revenue source. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	2013		2014		2015
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Products
Recovered silicon materials	14,559.7	0.2	11,272.6	0.1	5,201.8	803.0	0.0
Silicon ingots	1,189.7	0.0	-	-	-	-	-
Silicon wafers	70,637.0	1.0	286,585.0	2.9	138,293.4	21,348.8	0.9
Solar cells	184,203.1	2.6	200,643.6	2.0	215,048.3	33,197.7	1.3
Solar modules	6,660,317.5	94.1	9,155,396.0	91.8	15,086,256.8	2,328,916.7	93.8
Services
Solar system EPC	201.1	0.0	11,209.6	0.1	3,660.7	565.1	0.0
Processing services	71,010.7	1.0	69,581.4	0.7	-	-	-
Revenue from generated electricity	76,719.7	1.1	243,840.4	2.4	628,020.5	96,949.7	4.0
Total	7,078,838.5	100.0	9,978,528.6	100.0	16,076,481.5	2,481,781.1	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, our sales volumes and approximate average selling prices for the periods indicated:

	2013	2014	2015
Sales volume:
Recovered silicon materials (metric tons)	5.0	3.9	1.8
Silicon ingots (MW)	0.3	-	-
Silicon wafers (MW)	54.8	229.6	118.2
Solar cells (MW)	113.2	134.2	172.8
Solar modules (MW)	1,765.1	2,423.1	4,207.6
Average selling price (RMB):
Recovered silicon materials (per kilogram)	2.9	2.9	2.9
Silicon ingots (per watt)	4.0	-	-
Silicon wafers (per watt)	1.3	1.2	0.7
Solar cells (per watt)	1.6	1.5	1.2
Solar modules (per watt)	3.8	3.8	3.6

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; and (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2013, 2014 and 2015, our cost of revenues was RMB5,641.5 million, RMB7,738.5 million and RMB12,806.7 million (US$1,977.0 million), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses, impairment of long-lived assets and provision for advance to suppliers.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2013, 2014 and 2015, our selling and marketing expenses were RMB492.6 million, RMB769.0 million and RMB1,144.6 million (US$176.7 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees as well as provision for bad debts. In 2013, 2014 and 2015, our general and administrative expenses were RMB230.1 million, RMB423.9 million and RMB663.2 million (US$102.4 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and, salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2013, 2014 and 2015, our research and development expenses were RMB65.5 million, RMB106.6 million and RMB143.7 million (US$22.2 million), respectively.

Provision for advance to suppliers. We did not make a provision for the outstanding balances of inventory purchase prepayments in 2013 and 2015. We made RMB2.7 million provision for the outstanding balances of inventory purchase prepayments in 2014.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment in our wafer and cell production line. In 2013, 2014 and 2015, we recognized impairment of long-lived assets of RMB3.6 million, RMB6.2 million and nil, respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2013, 2014 and 2015, we incurred net interest expenses of RMB223.4 million, RMB287.7 million and RMB385.9 million (US$59.6 million), respectively.

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

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations for us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. In 2013, 2014 and 2015, our government subsidy income, which was not assets related, was RMB7.6 million, RMB49.8 million and RMB103.6 million (US$16.0 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB63.3 million, RMB92.4 million and RMB5.2 million (US$0.8 million) in 2013, 2014 and 2015, respectively.

Exchange Loss/(Gain)

In 2013 and 2014, we incurred foreign exchange loss of RMB38.5 million and RMB147.1 million, respectively, primarily due to the depreciation of the Euro and Japanese Yen against the Renminbi. In 2015, we incurred foreign exchange loss of RMB117.7 million (US$18.2 million) primarily due to the depreciation of the Euro and appreciation of the US$ against the Renminbi in 2015.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of compensation from our suppliers and expenses related to charitable donations. In 2013, we had net income of RMB6.9 million in 2013 primarily due to compensation received from local government for power cut. We had net expense of RMB1.7 million in 2014, and net income of RMB 349.6 thousand (US$54.0 thousand) in 2015.

Change in Fair Value of Forward Contracts

In 2013, we recognized a gain of RMB48.4 million as a change in fair value of foreign currency forward contracts due to the fluctuation of the Euro against the Renminbi in 2013. We recognized a loss of RMB0.7 million (US$0.1 million) as a change in fair value of foreign currency forward contracts due to the fluctuation of the Euro against the Renminbi in 2014. In 2015, we recognized a gain of RMB56.9 million (US$8.8 million) as a change in fair value of foreign currency forward contracts due to the fluctuation of the Euro against the US$ in 2015.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

In 2013, we recognized loss from a change in fair value of convertible senior notes and capped call option of RMB212.9 million. In 2014, we recognized gain from a change in fair value of convertible senior notes and capped call option of RMB64.1 million. In 2015, we recognized loss from a fair value of convertible senior notes and capped call option of RMB14.6 million (US$2.2 million).

Change in Fair Value of Available-for-sales Investment

In 2013, we recognized gain from a change in fair value of available-for-sales investment of RMB6.0 million. In 2014, we recognized loss from a change in fair value of available-for-sales of RMB5.8 million. In December 2015, upon the maturity of such available-for-sales investment, we decided to waive the conversion right and chose to collect the total outstanding balance in cash.

Change in Fair Value of Call Spread Options

In 2015, we recognized a loss in fair value of call spread options of RMB370.4 thousand (US$57.2 thousand), compared with nil in 2014.

Change in Fair Value of Warrant Liability

In 2015, we recognized a loss in fair value of warrant liability of RMB2.1 million (US$323.6 thousand), compared with nil in 2014.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, as amended, and options for a total of 4,654,442 ordinary shares were outstanding as of December 31, 2015. We adopted our 2014 Equity Incentive Plan on August 18, 2014 and options for a total of 9,981,980 ordinary shares were outstanding as of December 31, 2015. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2013, 2014 and 2015:

	2013	2014	2015
	(RMB in thousands)	(RMB in thousands)	(RMB in thousands)	(US$ in thousands)	(%)
Cost of revenues	505.0	203.1	118.3	18.3	0.1%
Selling and marketing expense	1,499.2	6,397.9	23,625.8	3,647.2	21.0%
General and administrative expense	15,988.0	34,164.5	81,024.7	12,508.1	71.9%
Research and development expense	-	1,924.4	7,945.6	1,226.5	7.0%
Total share-based compensation expenses	17,992.2	42,689.9	112,714.4	17,400.1	100.0%

Taxation

We derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. Under the CIT Law, which became effective on January 1, 2008, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. However, according to the CIT Law and the Implementation Rules of the CIT Law, the “two-year exemption” and “three-year half deduction” tax preferential policy was grandfathered, under which a foreign invested enterprise of a production nature scheduled to operate for no less than ten years would be eligible for a corporate income tax exemption of two years followed by a three-year 50% reduction on its applicable corporate income tax rate, in each case beginning with its first year of profitability. As a result, Jiangxi Jinko and Zhejiang Jinko were exempted from corporate income tax in 2009 and subject to corporate income tax at the reduced rate of 12.5% from 2010 to 2012. Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for their fiscal years ended December 31, 2014 and 2015. Zhejiang Jinko would be subject to a preferential tax rate of 15% for its fiscal years ending December 31, 2016 and 2017 if the relevant conditions are met.

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

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the State Council of China, effective on January 1, 1994 and lately amended and effective on February 6, 2016, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. In addition, under the current Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

Effective on January 1, 2012, the MOF and the SAT launched the Pilot Program in Shanghai. On April 10, 2013, the State Council announced the nationwide implementation of the Pilot Program, which took effect from August 1, 2013. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. In addition, the MOF and the SAT released a notice, which further expanded the scope of taxable services subject to VAT on December 12, 2013, effective from January 1, 2014, replacing the Business Tax to Value Added Tax Circular 37 released by the MOF and the SAT on May 24, 2013. On March 23, 2016, the MOF and the SAT issued a notice, pursuant to which, effective from May 1, 2016, pilot program of replacing the business tax with VAT will be implemented nationwide, and the industry of construction, real estate, finance, life services will fall within the scope of taxable services subject to VAT instead of the business tax.

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

We entered into certain sales contracts with retainage terms since 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period which generally range from one year to two years (the “Retainage Period”). Given our limited experience with respect to the collectability of the retainage, we defer recognition of the retainage as revenue until the customers pay us after the Retainage Period expires. As of December 31, 2015, the total amounts of retainage that were not recognized as revenue were RMB156.2 million (US$24.1 million).

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

We recognize electricity generation revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and be transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. The price of electricity generated by our utility scale and ground mounted DG power plants include a portion that is subsidized by the Chinese central government. In addition, our rooftop DG power plants are entitled to additional subsidies granted by Chinese central or local government on top of the sales price stipulated in the electricity sales supply agreements.

Since July 1, 2013, we have recognized these subsidies as revenue when electricity is generated and transmitted to the grid and the electricity generation records are reconciled with the grid company because there are no further conditions attached to those subsidies and the above revenue recognition criteria are satisfied at such point of time.

We recognize revenue related to solar system integration projects on the percentage-of-completion basis. We estimate our revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly. No loss provision was recorded in the years ended December 31, 2013, 2014 and 2015.

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

Allowances for doubtful accounts receivable were RMB446.0 million, RMB428.6 million and RMB335.7 million (US$51.8 million) for 2013, 2014 and 2015, respectively.

As of December 31, 2015, we had RMB572.1 million (US$88.3 million) in accounts receivable, representing unpaid subsidies to be paid after listing in the Subsidy Catalog. If we cannot receive subsidies for our projects as expected, our cash flow and financial condition may be materially adversely affected.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. Provisions for inventories valuation were RMB163.7 million, RMB75.9 million and RMB98.8 million (US$15.3 million) for the years ended December 31, 2013, 2014 and 2015, respectively.

In addition, we analyze our firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2013, 2014 and 2015.

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

Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, we capitalize interest on amounts expended on the project at our weighted average cost of borrowing money. Interest expense capitalized for the years ended December 31, 2013, 2014 and 2015 were RMB7.1 million, RMB4.1 million and RMB74.3 million (US$11.5 million), respectively.

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

As of December 31, 2013, 2014 and 2015, the balances of project assets were RMB1,358.9 million, RMB4,353.1 million and RMB7,044.7 million (US$1,087.5 million), respectively. As of December 31, 2013, 2014 and 2015, project assets with book value of RMB1,349.7 million, RMB2,027.6 million and RMB3,334.2 million (US$514.7 million) had been completed and connected to the grid. The revenue from connection to the grid for the years ended December 31, 2013, 2014 and 2015 is RMB76.7 million, RMB237.6 million and RMB628.0 million (US$96.9 million), respectively.

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

b. Land lease

For certain of our solar power project, we enter into land lease contracts with the owners of the land use rights. Under such lease arrangements, the owners retain the property right of the land use rights. While we can only set up the solar panels on these leased lands but does not have the right to sell, lease or dispose the land use rights. Accordingly, land leases are classified as operating leases, with the lease payments being recognized over the lease periods of 20 years to 50 years as operating expenses. Such land lease payments are classified as operating cash outflows.

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

Leases

Our leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at the present value of minimum lease payments or the fair value of the asset, whichever is less. Assets under capital leases are amortized on a basis consistent with that of similar fixed assets or the lease term, whichever is less. Operating lease costs are recognized on a straight-line basis over the lease term.

For a sale-leaseback transaction, when the transaction involves real estate or integral equipment, sale-leaseback accounting shall be used by a seller-lessee only if the transaction includes all of the following a) A normal leaseback; b) Payment terms and provisions that adequately demonstrate the buyer-lessor's initial and continuing investment in the property; c) Payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee.

Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds 10% of the fair value of the equipment at the time of original installation.

If a sale-leaseback of real estate qualifies for sale-leaseback accounting, an analysis is performed to determine if the Company can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or capital lease.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback, it is accounted for as a financing, whichever is appropriate under ASC 360.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets related to the retirement of certain equipment in the wafer and cell production line that had become obsolete were RMB3.6 million, RMB6.2 million and nil in 2013, 2014 and 2015, respectively.

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

Due to limited warranty claim history, we estimate warranty costs based on an assessment for our competitors’ history while incorporating estimates of failure rates through our quality review. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, we will prospectively revise our accrual rate. We began the sales of solar modules in the first half of 2009 and have not experienced any material warranty claims to-date in connection with declines in the power generation capacity of our solar modules or defects. The liability for warranty cost as of December 31, 2013, 2014 and 2015 were RMB195.2 million, RMB287.1 million and RMB418.1 million (US$64.6 million), respectively.

The warranty costs were classified as current liabilities (under a balance sheet item named other payables and accruals) and non-current liabilities (under a balance sheet item named accrued warranty costs – non-current), respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. In 2013, 2014 and 2015, warranty cost expenses were RMB67.5 million, RMB92.3 million and RMB149.3 million (US$23.0 million), respectively. The utilization of the warranty accruals for the years ended December 31, 2013, 2014 and 2015 were RMB2.8 million, RMB0.4 million and RMB18.2 million (approximately US$2.8).

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

Government grants

Government grants related to technology upgrades and development of export markets are recognized as subsidy income when received. In 2013, 2014 and 2015, we received financial subsidies of RMB7.6 million. RMB49.8 million and RMB103.6 million (US$16.0 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of RMB63.3 million, RMB92.4 million and RMB5.2 million (US$0.8 million) during 2013, 2014 and 2015, respectively.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income taxes are not provided on undistributed earnings of the Company’s subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested total RMB2,118.8 million (US$327.1 million) and the amount of the unrecognized deferred taxes liabilities on the permanently reinvested earnings was RMB105.9 million (US$16.4 million) as of December 31, 2015.

Valuation allowances are determined by assessing both positive and negative evidence and have been provided against the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2013, 2014 and 2015, valuation allowances of RMB242.1 million, RMB75.3 and RMB103.0 million (US$15.9 million) were provided against deferred tax assets because it was more likely than not that such portion of deferred tax would not be realized based on our estimate of the future taxable income of all our subsidiaries. If events occur in the future that allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowances were reversed in 2014 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance of certain subsidiaries, we have determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, we reversed the valuation allowance of RMB33 million in 2015.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2013, 2014 and 2015, we did not record any liability for any uncertain tax positions.

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

Our financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short term investments, accounts and notes receivable, forward contract receivable, call spread options, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contract payables, short term borrowings, long term borrowings, warrant liability and convertible senior notes. Except for long term borrowing, forward contract receivable, call spread options, forward contract payables, warrant liabilities and convertible senior notes, the carrying values of these financial instruments approximated their fair values due to the short term maturity of these instruments. The carrying amount of long term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

We classify the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

Call spread combined option contract

We held foreign exchange call spread combined option contracts with a total notional value of US$70 million as of December 31, 2015. These foreign exchange call spread matures within 12 months. We adopted the Black-Scholes Option Pricing(“B-S”) Model to value the currency option contracts. The B-S Model is widely used and accepted as a common valuation practice in valuing such currency option. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3. Our foreign currency call spread is an over-the-counter instrument.

Warrants

The Company adopted Binominal Tree option pricing model to assess the warrants’ fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Key inputs related to the Binomial Tree option pricing model for the valuation of the fair value of warrants are: probabilities assigned among IPO and non-IPO scenarios, time to maturity, volatility, dividend yield, as well as risk-free rate, of which probabilities assigned among IPO and non-IPO scenarios, volatility, and risk-free rate are most significant to valuation determination of the warrants.

Available-for-sale investment

On a recurring basis, we measure available-for-sale investment at fair value. Since the available-for-sale investment does not have quoted price in active markets, we have adopted Binomial Tree option pricing model to assess their fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgments as well as our best estimates on the valuation date.

Inputs related to the Binomial Tree option pricing model for the valuation of the fair value of available-for-sale investment are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity. The following methods were adopted for each input:

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

In 2013, we recognized gain from a change in fair value of available-for-sales investment of RMB6.0 million. In 2014, we recognized loss from a change in fair value of available-for-sales of RMB5.8 million. In December 2015, upon the maturity of such available-for-sales investment, we decided to waive the conversion right and chose to collect the total outstanding balance in cash.

Convertible senior notes and capped call options

The Company has adopted valuation models to assess the fair value for capped call options and the Notes, as the capped call options are not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. Both capped call options and the Notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, yield-to-maturity and put option exercisable period.

A summary of changes in fair value of capped call options for the year ended December 31, 2014 and 2015 were as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at January 1,	16,131,208	107,223,601	21,098,263
Foreign exchange gain	(1,203,512)	563,725	2,562,342
Change in fair value of capped call options	92,295,905	(86,689,063)	(6,170,282)
Balance at December 31,	107,223,601	21,098,263	17,490,323

A summary of the assumptions used in the valuation of convertible senior notes and Capped call options due 2016 was as follows:

	As of December 31,
	2013		2014		2015

Fair value of ADS	US$	29.30	US$	19.71	US$	27.67
Strike price	US$	33.75	US$	33.75	US$	33.75
Risk free interest rate		0.53%		0.44%		0.52%
Dividend yield		-		-		-
Standard Volatility		70.6%		64.31%		46.14%

The sensitivity analysis below has been determined based on the exposure to spot price and expected share volatility of the underlying shares at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in these inputs.

•	If the spot price had been 10 percent higher and all other inputs were held constant as of December 31, 2015, the fair value of the convertible senior notes would have increased by RMB22.7 million or 3.5% and the Company’s net income for the year ended December 31, 2015 would have decreased by RMB22.7 million. If spot price had been 10 percent lower and all other inputs were held constant as of December 31, 2015, the fair value of the convertible debt would have decreased by RMB18.1 million or 2.78%, and the Company’s net income for the year ended December 31, 2015 would have increased by RMB18.1 million.

•	If expected share volatility had been 10 percent higher and all other inputs were held constant as of December 31, 2015, the fair value of the convertible senior notes would have increased by RMB11.1 million or 1.71% and the Company’s net income for the year ended December 31, 2015 would have decreased by RMB11.1 million. If expected share volatility had been 10 percent lower and all other inputs were held constant as of December 31, 2015, the fair value of the convertible debt would have decreased by RMB13.2 million or 2.03% and the Company’s net income for the year ended December 31, 2015 would have increased by RMB13.2 million.

The sensitivity analysis below has been determined based on the exposure to spot price and expected share volatility for capped call option at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in these inputs.

•	If the spot price had been 10 percent higher and all other inputs were held constant as of December 31, 2015, the fair value of the capped call option would have increased by RMB14.7 million or 84.4% and the Company’s net income for the year ended December 31, 2015 would have increased by RMB14.7 million. If spot price had been 10 percent lower and all other inputs were held constant as of December 31, 2015, the fair value of the capped call option would have decreased by RMB9.5million or 54.7%, and the Company’s net income for the year ended December 31, 2015 would have decreased by RMB9.5 million.

•	If expected share volatility had been 10 percent higher and all other inputs were held constant as of December 31, 2015, the fair value of the capped call option would have increased by RMB7.4million or 42.4% and the Company’s net income for the year ended December 31, 2015 would have increased by RMB7.4 million. If expected share volatility had been 10 percent lower and all other inputs were held constant as of December 31, 2015, the fair value of the capped call option would have decreased by RMB7.3 million or 41.9% and the Company’s net income for the year ended December 31, 2015 would have decreased by RMB7.3 million.

A summary of the assumptions used in the valuation of convertible senior notes due 2019 was as follows:

	As of December 31,
	2013	2014		2015
Fair value of ADS	-	US$	19.71	US$	27.67

Risk free interest rate	-		1.51%		1.47%
Dividend yield	-		-		-
Standard Volatility	-		66.31%		40.44%

The sensitivity analysis below has been determined based on the exposure to spot price and expected share volatility of the underlying shares at the end of the reporting period. A 10 percent increase or decrease represents management’s assessment of the reasonably possible change in these inputs.

•	If the spot price had been 10 percent higher and all other inputs were held constant as of December 31, 2015, the fair value of the convertible debt would have increased by RMB22.0 million or 2.57% and the Company’s net income for the year ended December 31, 2015 would have decreased by RMB22.0 million. If spot price had been 10 percent lower and all other inputs were held constant as of December 31, 2015, the fair value of the convertible debt would have decreased by RMB13.5 million or 1.58%, and the Company’s net income for the year ended December 31, 2015 would have increased by RMB13.5 million.

•	If expected share volatility had been 10 percent higher and all other inputs were held constant as of December 31, 2015, the fair value of the convertible debt would have increased by RMB29.8 million or 3.49% and the Company’s net income for the year ended December 31, 2015 would have decreased by RMB29.8 million. If expected share volatility had been 10 percent lower and all other inputs were held constant as of December 31, 2015, the fair value of the convertible debt would have decreased by RMB24.1 million or 2.82% and the Company’s net income for the year ended December 31, 2015 would have increased by RMB24.1 million.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2013		2014		2015
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)
Consolidated Statement of Operations Data:
Revenues	7,078,838.5	100.0	9,978,528.6	100.0	16,076,481.5	2,481,781.1	100.0
Sales of recovered silicon materials	14,559.7	0.2	11,272.6	0.1	—	—	0.0
Sales of silicon ingots	1,189.7	0.0	—	0.0	—	—	0.0
Sales of silicon wafers	70,637.0	1.0	286,585.0	2.9	138,293.4	21,348.8	0.9
Sales of solar cells	184,203.1	2.6	200,643.6	2.0	215,048.3	33,197.7	1.3
Sales of solar modules	6,660,317.5	94.1	9,155,396.0	91.8	15,086,256.8	2,328,916.7	93.8
Solar system EPC	201.1	0.0	11,209.6	0.1	3,660.7	565.1	0.0
Revenue from generated electricity	76,719.7	1.1	243,840.4	2.4	628,020.5	96,949.7	4.0
Processing services	71,010.7	1.0	69,581.4	0.7	—	—
Cost of revenues	(5,641,487.1)	(79.7)	(7,738,488.5)	(77.6)	(12,806,680.4)	(1,977,010.8)	(79.7)
Gross profit	1,437,351.4	20.3	2,240,040.1	22.4	3,269,801.1	504,770.3	20.3
Total operating expenses	(791,806.0)	(11.2)	(1,308,428.1)	(13.1)	(1,951,455.5)	(301,252.8)	(12.1)
Income from operations	645,545.4	9.1	931,612.0	9.3	1,318,345.6	203,517.5	8.2
Interest expenses, net	(223,376.9)	(3.2)	(287,667.7)	(2.9)	(385,942.2)	(59,579.2)	(2.4)
Convertible senior notes issuance costs	—	—	(26,052.9)	(0.3)	—	—	0.0
Subsidy income	7,583.2	0.1	49,785.3	0.5	103,578.0	15,989.7	0.6

99

	2013		2014		2015
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)
Exchange loss	(38,468.0)	(0.5)	(147,057.9)	(1.5)	(117,731.7)	(18,174.6)	(0.7)
Other (expenses)/income, net	6,871.9	0.1	(1,692.2)	0.0	349.6	54.0	0.0
Change in fair value of forward contracts	48,390.4	0.7	(714.7)	0.0	56,931.9	8,788.8	0.4
Change in fair value of call spread options	—	—	—	—	(370.4)	(57.2)	(0.0)
Change in fair value of convertible senior notes and capped call options	(212,906.6)	(3.0)	64,101.6	0.6	(14,571.2)	(2,249.4)	(0.1)
Change in fair value of warrant liability	—	—	—	—	2,096.0	323.6	(0.0)
Income before income taxes	233,639.4	3.3	582,313.6	5.8	958,493.6	147,965.9	6.0
Income tax (expense)/benefit	(18,532.4)	(0.3)	134,334.0	1.3	(111,863.6)	(17,268.8)	(0.7)
Equity in (loss)/income of affiliated companies	(25,615.0)	(0.4)	9,549.3	0.1	13,669.1	2,110.1	0.1
Net income	189,492.0	2.6	726,196.9	7.3	860,299.1	132,807.3	5.4
Less: Net income attributable to the non-controlling interests	1,480.1	0.0	851.2	0.0	4,207.1	649.5	0.0
Less: Accretion to redemption value of redeemable non-controlling interests	—	—	52,320.7	0.5	172,340.4	26,604.8	1.1
Net income attributable to JinkoSolar Holding Co., Ltd.	188,011.9	2.6	673,025.1	6.7	683,751.5	105,553.0	4.3

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

We started our solar power projects business in December 2011. The following table sets forth the results of operations of our segments and the reconciliation with our consolidated results of operations for 2013, 2014 and 2015:

	As of December 31, 2013
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	7,045,771,578	33,066,937	-	7,078,838,515
Revenues—intersegment	323,522,112	43,652,800	(367,174,912)	-
Gross profit— third parties	1,417,204,215	20,147,192	-	1,437,351,407
Gross profit—intersegment	23,712,087	25,716,745	(49,428,832)	-
Interest expense, net	(209,340,372)	(14,036,530)	-	(223,376,902)
Income before income taxes	282,959,050	19,467,078	(68,786,825)	233,639,303
Total assets	10,309,643,591	2,218,556,658	(1,916,975,178)	10,611,225,071

	As of December 31, 2014
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	9,740,876,507	237,652,141	-	9,978,528,648
Revenues—intersegment	1,893,735,279	-	(1,893,735,279)	-
Gross profit— third parties	2,103,506,626	136,533,561	-	2,240,040,187
Gross profit—intersegment	153,331,546	-	(153,331,546)	-
Interest expense, net	(220,206,531)	(67,461,121)	-	(287,667,652)
Income before income taxes	721,810,289	13,834,867	(153,331,546)	582,313,610
Total assets	15,790,325,086	6,958,477,388	(3,661,166,040)	19,087,636,434

	As of December 31, 2015
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	15,454,374,366	622,107,137	-	16,076,481,503
Revenues—intersegment	1,247,310,767	-	(1,247,310,767)	-
Gross profit— third parties	2,942,092,054	327,709,046	-	3,269,801,100
Gross profit—intersegment	109,701,143	-	(109,701,143)	-
Interest expense, net	(247,449,195)	(138,492,991)	-	(385,942,186)
Income before income taxes	1,044,025,504	24,169,254	(109,701,143)	958,493,615
Total assets	19,647,630,981	11,936,016,724	(4,439,099,201)	27,144,548,504

*	Elimination refers to (1) the elimination of revenue and profit from the sale of solar modules from the manufacturing segment to the solar project segment; (2) the elimination of unsettled receivables of the manufacturing segment and unsettled payables of the solar projects segment resulting from the above sales of solar modules.

2015 compared with 2014

Revenues. Our revenues increased by 61.1% from RMB9,978.5 million in 2014 to RMB16.08 billion (US$2,48 billion) in 2015, primarily due to the increase in shipments of solar modules which was partially offset by the decline in average selling prices. The increase in electricity revenues generated from solar power projects was primarily due to the increase in the number and capacity of projects in the year 2015.

Our sales of solar modules increased by 64.8% from RMB9,155.4 million in 2014 to RMB15.09 billion (US$2.33 billion) in 2015, primarily due to the significant increase in sales volume, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 73.6% from 2,423.1 MW in 2014 to 4,207.6 MW in 2015. The average selling price of our solar modules decreased by 5.6% from RMB3.78 per watt in 2014 to RMB3.59 per watt (US$0.55 per watt) in 2015, primarily due to over-supply of solar power products in the market which makes the market value of solar modules decrease.

Our sales of silicon wafers decreased by 51.7% from RMB286.6 million in 2014 to RMB138.3 million (US$21.3 million) in 2015 due to the increase of internal use and, accordingly, decreased sales to third parties. The sales volume of our silicon wafers decreased by 48.5% from 229.6 MW in 2014 to 118.2 MW in 2015. The average selling price of our silicon wafers decreased by 45.4% from 2014 to in 2015.

Our sales of solar cells increased by 7.2% from RMB200.6 million in 2014 to RMB215.0 million (US$33.2 million) in 2015. The sales volume of our solar cells increased by 28.8% from 134.2 MW in 2014 to 172.8 MW in 2015. The average selling price of our solar cells decreased by 16.8% from 2014 to 2015.

Our revenue generated from providing solar system integration services decreased from RMB11.2 million in 2014 to RMB3.7 million (US$0.6 million) in 2015.

Our processing service fee decreased from RMB69.6 million in 2014 to nil in 2015 due to the full utilization of production capacity.

Our revenue from the sale of electricity generated by our solar power projects increased significantly from RMB243.8 million in 2014 to RMB628.0 million (US$96.9 million) in 2015, primarily due to an increase in our solar power projects in operation.

Cost of Revenues. Our cost of revenues increased by 65.5% from RMB7,738.5 million in 2014 to RMB12.81 billion (US$1.98 billion) in 2015, primarily due to the significant increase in sales volume of our solar modules, and to a lesser extent, our silicon wafers, and solar cells.

Gross Profit. Our gross profit increased by 46.0% from RMB2,240.0 million in 2014 to RMB3,269.8 million (US$504.8 million) in 2015. Our gross margin decreased from 22.4% in 2014 to 20.3% in 2015, primarily due to the slight decline in average selling prices of solar modules.

Operating Expenses. Our operating expenses increased by 49.1% from RMB1,308.4 million in 2014 to RMB1,951.5 million (US$301.3 million) in 2015, primarily as a result of a significant increase in our selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses increased by 48.8% from RMB769.0 million in 2014 to RMB1,144.6 million (US$176.7 million) in 2015, primarily due to the increase in transportation expenses, commission expenses and warranty costs, which were in line with the increase in our sales.

Our general and administrative expenses increased by 56.5% from RMB423.9 million in 2014 to RMB663.2 million (US$102.4 million) in 2015, primarily due to increased salary and welfare expenses and stock-based compensation expenses.

Our research and development expenses increased by 34.7% from RMB106.6 million in 2014 to RMB143.7million (US$22.2 million) in 2015, primarily due to the investment in improving the conversion rate of solar modules.

Income from Operations. As a result of the foregoing, our income from operations increased by 41.5% from RMB931.6 million in 2014 to RMB1,318.3 million (US$203.5 million) in 2015. Our operating profit margin was 9.3% in 2014 and 8.2% in 2015.

Interest Expenses. Our interest expenses increased by 34.2% from RMB287.7 million in 2014 to RMB385.9 million (US$59.6 million) in 2015, primarily due to the increase in bank borrowings used for the construction of downstream solar power projects in 2015.

Subsidy Income. Our subsidy income increased from RMB49.8 million in 2014 to RMB103.6 million (US$16.0 million) in 2015, primarily due to more one-time nature of government subsidies that we received in 2015.

Exchange Loss. Our exchange loss decreased from RMB147.1 million in 2014 to RMB117.7 million (US$18.2 million) in 2015

Other Income/(Expense). We had other income of RMB349.6 thousand (US$54.0 thousand) in 2015, compared with other expense of RMB1.7 million in 2014.

Change in Fair Value of Forward Contracts. We recognized a gain in fair value of foreign currency forward contracts of RMB56.9 million (US$8.8 million) in 2015 due to the fluctuation of the Euro against the US$ in 2015, compared with a loss of RMB0.7 million in 2014 due to the fluctuation of the Euro against the Renminbi in 2014.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a loss of RMB14.6 million (US$2.2 million) in 2015 in relation to a change in fair value of our convertible senior notes and capped call options, primarily due to changes in our stock price, compared with a gain of RMB64.1 million in 2014, in relation to a change in fair value of our convertible senior notes and capped call options.

Change in Fair Value of Call Spread Options. We recognized a loss in fair value of call spread options of RMB370.4 thousand (US$57.2 thousands) in 2015, compared with nil in 2014.

Change in Fair Value of Warrant Liability. We recognized a loss in fair value of warrant liability of RMB2.1 million (US$323.6 thousand) in 2015, compared with nil in 2014.

Income Tax (Expense)/Benefit. We recorded an income tax expense of RMB111.9 million (US$17.3 million) in 2015, compared with an income tax benefit of RMB134.3 million in 2014. The effective tax rate was 11.7% in 2015, compared with negative 23.1% in 2014. Based on the strong financial performance of certain subsidiaries, we determined that the future taxable income of certain subsidiaries would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB222.2 million in 2014 resulting in a negative effective tax rate in 2014.

Net Income/(loss) attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB673.0 million in 2014 to RMB683.8 million (US$105.6 million) in 2015. Our net profit margin decreased from 6.74% in 2014 to 4.25% in 2015.

2014 compared with 2013

Revenues. Our revenues increased by 41.0% from RMB7,078.8 million in 2013 to RMB9,978.5 million in 2014, primarily due to the increase in shipments of solar modules which was partially offset by the decline in average selling prices. The increase in electricity revenues generated from solar power projects was primarily due to the increase in the number and capacity of projects in the year 2014.

Our sales of solar modules increased by 37.5% from RMB6,660.3 million in 2013 to RMB9,155.4 million in 2014, primarily due to the significant increase in sales volume, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 37.3% from 1,765.1 MW in 2013 to 2,423.1 MW in 2014. The average selling price of our solar modules decreased by 0.1% from RMB3.8 per watt in 2013 to RMB3.78 per watt in 2014, primarily due to oversupply of solar power products in the market which makes the market value of solar modules decrease.

Our sales of silicon wafers increased by 306.0% from RMB70.6 million in 2013 to RMB286.6 million in 2014. The sales volume of our silicon wafers increased by 319.0% from 54.8 MW in 2013 to 229.6 MW in 2014. The average selling price of our silicon wafers decreased by 3.2% from 2013 to in 2014.

Our sales of solar cells increased by 8.9% from RMB184.2 million in 2013 to RMB200.6 million in 2014. The sales volume of our solar cells increased by 18.6% from 113.2 MW in 2013 to 134.2 MW in 2014. The average selling price of our solar cells decreased by 8.1% from 2013 to 2014.

Our revenue generated from providing solar system integration services increased from RMB0.2 million in 2013 to RMB11.2 million in 2014. Our revenue generated from providing solar system integration services represents the collection of retainage for the EPC projects.

Our processing service fee decreased from RMB71.0 million in 2013 to RMB69.6 million in 2014.

Our revenue from the sale of electricity generated by our solar power projects increased significantly from RMB76.7 million in 2013 to RMB243.8 million in 2014, primarily due to an increase in our solar power projects in operation.

Cost of Revenues. Our cost of revenues increased by 37.2% from RMB5,641.5 million in 2013 to RMB7,738.5 million in 2014, primarily due to the significant increase in sales volume of our solar modules, and to a lesser extent, our silicon wafers, and solar cells.

Gross Profit. Our gross profit increased by 55.8% from RMB1,437.4 million in 2013 to RMB2,240.0 million in 2014. Our gross margin increased from 20.3% in 2013 to 22.4% in 2014, primarily due to improvements in the operating efficiency and higher gross margins from the electricity revenues of solar power projects, which were partially offset by the slight declines in average selling prices of solar modules.

Operating Expenses. Our operating expenses increased by 65.2% from RMB791.8 million in 2013 to RMB1,308.4 million in 2014, primarily as a result of a significant increase in our selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses increased by 56.1% from RMB492.6 million in 2013 to RMB769.0 million in 2014, primarily due to the increase in transportation expenses and warranty costs, which were in line with the increase in our sales.

Our general and administrative expenses increased by 84.2% from RMB230.1 million in 2013 to RMB423.9 million in 2014, primarily due to a significant net reversal of provision for bad debts of RMB187 million in 2013 as a result of the subsequent cash collection of long-aged accounts receivable, compared with a net provision for bad debts of RMB27 million in 2014, and increased stock-based compensation expenses in 2014.

Our research and development expenses increased by 62.8% from RMB65.5 million in 2013 to RMB106.6 million in 2014, primarily due to the investment in improving the conversion rate of solar modules.

Income from Operations. As a result of the foregoing, our income from operations increased by 44.3% from RMB645.5 million in 2013 to RMB931.6 million in 2014. Our operating profit margin was 9.1% in 2013 and 9.3% in 2014.

Interest Expenses. Our interest expenses increased by 28.8% from RMB223.4 million in 2013 to RMB287.7 million in 2014, primarily due to interest expenses associated with the issuing of the Company’s convertible notes in January 2014 and additional bank borrowings for the downstream solar power projects in year 2014.

Subsidy Income. Our subsidy income increased significantly from RMB7.6 million in 2013 to RMB49.8 million in 2014, primarily due to more one-time nature of government subsidies that we received in 2014.

Exchange Loss. Our exchange loss increased significantly from RMB38.5 million in 2013 to RMB147.1 million in 2014, primarily due to the depreciation of the Euro and Japanese Yen against the RMB.

Other Income/(Expense). We had other expense of RMB1.7 million in 2014, compared with other income of RMB6.9 million in 2013, primarily due to a charity donation in 2014.

Change in Fair Value of Forward Contracts. We recognized a loss in fair value of foreign currency forward contracts of RMB0.7 million in 2014, compared with a gain of RMB48.4 million in 2013, primarily due to the fluctuation of the Euro against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a gain of RMB64.1 million in 2014 in relation to a change in fair value of our convertible senior notes and capped call options, primarily due to changes in our stock price, compared with a loss of RMB212.9 million in 2013, in relation to a change in fair value of our convertible senior notes and capped call options, primarily as a result of the put options of convertible senior notes on May 15, 2014 close to their expiration date.

Income Tax (Expense)/Benefit. We recorded an income tax benefit of RMB134.3 million in 2014, compared with an income tax expense of RMB18.5 million in 2013. The effective tax rate was negative 23.1% in 2014, compared with 7.9% in 2013. We evaluate our deferred tax assets based on both positive and negative indications of the ability to realize the benefits of such tax assets. Based on the strong financial performance of certain subsidiaries, we determined that the future taxable income of certain subsidiaries would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB222.2 million in 2014 resulting in a 38.2% decrease in effective tax rate in 2014.

Net Income/(loss) attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB188.0 million in 2013 to RMB673.0 million in 2014. Our net profit margin increased from 2.7% in 2013 to 7.3% in 2014.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2015, we had RMB3,683.7 million (US$568.7 million) in cash and cash equivalents and RMB555.7 million (US$85.8 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

As of December 31, 2015, we had entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB1,209.9 million (US$186.8 million) as of December 31, 2015, of which RMB1,194.8 million (US$184.4 million) will be due within one year after December 31, 2015. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2015, we had total bank credit facilities available of RMB10.7 billion (US$1.7 billion) with various banks, of which RMB6.5 billion (US$1.0 billion) were drawn down and RMB4.2 billion (US$0.7 billion) were available.

As of December 31, 2015, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB3,290.1 million (US$507.9 million). As of December 31, 2015, we had short-term borrowings outstanding of RMB2,246.1 million (US$346.7 million), RMB32.9 million (US$5.1 million), RMB870.2 million (US$134.3 million) and RMB140.9 million (US$21.8 million), which were denominated in RMB, EUR, U.S. dollars and JPY, respectively, and bearing a weighted average interest rates of 5.6%, 3.8%, 4.0% and 3.4% per annum, respectively.

As of December 31, 2015, we pledged property, plant and equipment of a total net book value of RMB2,063.6 million (US$318.6 million), land use rights of a total net book value of RMB303.5 million (US$46.9 million), accounts receivable of a total net book value of RMB420.4 million (US$64.9 million) and inventories of a total net book value of RMB475.7 million (US$73.4 million) to secure repayment of our short-term borrowings of RMB3,290.1 million (US$507.9 million). As of December 31, 2015, our outstanding short-term borrowings guaranteed by our founders were RMB391.9 million (US$60.5 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings.

We have long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB4,627.9 million (US$714.4 million), which bore interest at an average annual rate of 6.1% as of December 31, 2015. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2015, we pledged project assets of a total net book value of RMB3,560.6 million (US$549.7 million) and accounts receivable of a net book value of RMB420.4 million (US$64.9 million) to secure repayment of borrowings of RMB4,627.9 million (US$714.4 million). As of December 31, 2015, long-term loans in the amount of RMB2,513.9 million (US$388.1 million) will be due for repayment after one year, but within five years.

In addition, we have substantial repayment obligations under our convertible notes. On May 17, 2011, we issued convertible senior notes in the principal amount of US$125.0 million due 2016, bearing an annual interest rate of 4.0%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest. Concurrent with our issuance of the convertible senior notes, we entered into a capped call option transaction with an affiliate of the initial purchaser of the notes. We paid a total premium for the capped call option of US$18.0 million. We repurchased an aggregate principal amount of US$2.0 million of such notes for a total consideration of RMB5.2 million in December 2011 and repurchased an aggregate principal amount of US$22.5 million of such notes for a total consideration of US$21.7 million in November and December 2015. As of December 31, 2015, we had in the principal amount of US$100.5 million of the convertible notes due 2016 outstanding. In addition, on January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance upon Regulation S of the Securities Act.

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

On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360.0 million with a term of 15 years with China Development Bank to develop PV projects, which we fully drew down on April 3, 2013. On January 6, 2014, we entered into another loan facility for an aggregate principal amount of RMB400.0 million also for a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report.

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

In July 2014, we entered into a five-year RMB1.0 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo Bank, National Association, or Wells Fargo. The credit limit was raised to US$40.0 million in June 2015 through amendments to the credit agreement. Borrowings under the new credit agreement will be used to support JinkoSolar US’s working capital and business operations.

In March 2015, we entered into a five-year RMB3.0 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. to strengthen our leading position in the development of downstream solar projects and manufacturing capabilities. In the same month, JinkoSolar Power Co., Ltd., our subsidiary, signed a RMB320 million loan agreement with China Development Bank and the loan will be used for solar power projects in Henfeng County, Jiangxi Province, China. In July 2015, JinkoSolar Power signed a US$150.0 million loan agreement with Credit Suisse AG and a number of financial institutions to expand its project portfolio in China, which has been fully drawn down as of the date of this annual report. In July 2015, JinkoSolar Power signed a three-year RMB3.0 billion line of credit agreement with Ping An Bank which will be used to support the development of its PV projects. In August 2015, we signed a RMB700.0 million loan agreement with The Export-Import Bank of China. In September 2015, we signed a line of credit of up to RMB10.0 billion strategic agreement with the Industrial and Commercial Bank of China Jiangxi Provincial branch. In addition, we entered into certain sale-leaseback agreements with five leasing companies in 2015, with RMB1.6 billion (US$253.6 million) that had been drawn down as of December 31, 2015.

We had negative working capital as of December 31, 2015. Our management believes that our current cash position as of December 31, 2015, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from December 31, 2015. However, in light of the amount of bank borrowings and bonds are due in the near future; sufficient funds may not be available. Accordingly, we may need to reduce discretionary spending. Any additional equity financing may be dilutive to our shareholders and debt financing, if available, may involve covenants that would restrict us. Additional funds may not be available on terms commercially acceptable to us or at all. Failure to manage discretionary spending and raise additional capital or debt financing as required may adversely impact our ability to achieve our intended business objectives.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2013	2014	2015
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by operating activities	625,089.1	187,067.6	1,339,049.5	206,713.6
Net cash (used in) investing activities	(1,286,122.8)	(4,158,754.5)	(3,314,637.7)	(511,691.9)
Net cash provided by financing activities	841,080.3	5,303,692.9	3,850,632.5	594,435.2
Net increase in cash and cash equivalents	176,946.2	1,320,944.5	1,906,643.4	294,335.0
Cash and cash equivalents at the beginning of the year	279,130.0	456,076.2	1,777,020.7	274,324.7
Cash and cash equivalents at the end of the year	456,076.2	1,777,020.7	3,683,664.1	568,659.7

Operating Activities

Net cash provided by operating activities in 2015 was RMB1,339.0 million, consisting primarily of (i) an increase in advance from customers of RMB873.4 million due to an increase in sales; (ii) an increase in accounts payable of RMB591.2 million due to an increase in purchase and longer credit terms; (iii) depreciation of property, plant and equipment of RMB393.2 million; and (iv) exchange loss of RMB117.7 million due to the appreciation of U.S. dollar against RMB, partially offset by (i) an increase in inventory of RMB1,411.0 million due to the increase of purchase; and (ii) an increase in accounts receivable and notes receivable of RMB390.1 million attributable to the increased sales.

Net cash provided by operating activities in 2014 was RMB187.1 million, consisting primarily of (i) an increase in accounts payable of RMB1,380.0 million due to an increase in purchase and longer credit terms; (ii) depreciation of property, plant and equipment of RMB348.0 million; (iii) exchange loss of RMB147.1 million due to the depreciation of EURO and Japanese Yen against RMB, partially offset by (i) an increase in accounts receivable and notes receivable of RMB1,293.4 million due to the increase of sales; (ii) an increase in inventory of RMB1,255.1 million due to an increase in purchase to meet the production demand and increase in stock for sales; (iii) deferred income tax of RMB170.8 million, which was recognized since 2014; and (iv) a change in fair value of convertible senior notes of 150.8 million.

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

Investing Activities

Net cash used in investing activities in 2015 was RMB3,314.6 million, consisting primarily of (i) cash paid for short-term investments and restricted short-term investment of RMB2,672.4 million, (ii) cash paid for construction of project assets of RMB2,129.3 million (iii) the purchase of property, plant and equipment of RMB860.6 million, and (iv) cash paid for acquisition of subsidiaries of RMB75.2 million, partially offset by cash collected from short-term investments of RMB2,594.7 million.

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

Financing Activities

Net cash provided by financing activities in 2015 was RMB3,850.6 million, consisting primarily of (i) borrowings of RMB10.14 billion, and (ii) proceeds from warrants of RMB862.1 million, partially offset by (i) repayment of borrowings to third parties of RMB7,030.6 million, and (ii) repurchase of convertible bonds of RMB113.0 million.

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

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations,” and “Item 4. Information on the Company—B. Business Overview—Regulation—Dividend Distribution.”

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB1,005.1 million, RMB3,011.0 million and RMB3,034.0 million (US$468.4 million) in 2013, 2014 and 2015, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon ingots and silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have been focusing on improving our efficiency to reduce our unit cost and have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB1,209.9 million (US$186.8 million) as of December 31, 2015, of which RMB1,194.8 million (US$184.4 million) will be due in 2016 and RMB15.1 million (US$2.3 million) will be due after one year but within five years. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a limited number of third-party suppliers for supplying key manufacturing equipment and we may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), “Revenue from Contracts with Customers (Topic 606)”. This guidance was issued to clarify the principles for recognizing revenue and developing a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). In addition, in August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14): “Revenue from Contracts with Customers (Topic 606).” This update was issued to defer the effective date of ASU No, 2014-09 by one year. Therefore, the effective date of ASU 2014-09 for public business entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We are in the process of evaluating the impact of ASU 2014-09 on the consolidated financial statements.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02), “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. We are in the process of evaluating the impact of the standard on the consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03 (ASU 2015-03), “Simplifying the Presentation of Debt Issuance Costs,” in conjunction with their initiative to reduce complexity in accounting standards. This new guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with presentation of a debt discount. The new standard is limited to the presentation of debt issuance costs and will not affect the recognition and measurement of debt issuance costs. The ASU will be effective for periods beginning after December 15, 2015, and interim periods within those fiscal years, for public companies. In August 2015, the FASB issued Accounting Standards Update No. 2015-15 (ASU 2015-15), “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements.” ASU 2015-15 clarifies ASU 2015-03 by allowing the presentation of debt issuance costs related to a line-of-credit to be recorded as an asset instead of as a direct deduction of the carrying amount of the debt liability as required by ASU 2015-03, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU No. 2015-15 is effective upon issuance. We adopted ASU 2015-03 in 2015.

In July 2015, the FASB issued Accounting Standards Update No. 2015-11 (ASU 2015-11), "Inventory (Topic 330): Simplifying the Measurement of Inventory" which applies to inventory that is measured using first-in, first-out ("FIFO") or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out (“LIFO”). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. We are in the process of evaluating the impact of the standard on the consolidated financial statements.

In September 2015, the FASB issued Accounting Standards Update No. 2015-16 (ASU 2015-16), “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments”. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effect on earnings of changes in depreciation or amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, must be recorded in the reporting period in which the adjustment amounts are determined rather than retrospectively. This standard is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2016. Early adoption is permitted as of annual reporting periods beginning after December 15, 2015, including interim reporting periods within those annual periods. We are in the process of evaluating the impact of the standard on the consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17), “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this update require that deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. We have not early adopted this update. As of December 31, 2014 and 2015, we recorded current deferred tax assets amounted to RMB77,562,041 and RMB79,100,567, respectively, and current deferred tax liabilities amounted to RMB6,187,087 and RMB9,266,399, respectively. We believe that adoption of this ASU will not have a material effect on the consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. We are in the process of evaluating the impact of the standard on the consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. We are in the process of evaluating the impact of the standard on the consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. As of December 31, 2015, our research and development team consisted of 123 experienced researchers and engineers, of which, 47 experienced engineers were located in the Shangrao Economic Development Zone, and 76 experienced engineers were located in Zhejiang Haining. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research.

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

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we will partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which will be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge battery technologies.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2013, 2014 and 2015, our research and development expenses were approximately RMB65.5 million, RMB106.6 million and RMB143.7 million (US$22.2 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 227 patents by the State Intellectual Property Office of the PRC, including 202 utility model patents, 17 invention patent and 8 design patents. We also have 182 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 100 trademarks in the PRC, such as,“”, “”, and “”, and six trademarks in Hong Kong and Taiwan, including “”, and “”. We also have three trademarks registered in WIPO. We have pending trademark applications of 112 trademarks in 33 countries and regions, including India, Thailand, and South Africa. In addition, we have registered four trademarks in the United States, three trademarks in Canada and eleven trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2015 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment due by period
Contractual Obligations	Total	less than 1 year	2-3 years	less 4-5 years	more than 5 years
	(RMB in thousands)
Short-term Debt Obligations*	3,341,988	3,341,988	-	-	-
Long-term Debt Obligations*	6,254,758	299,826	2,265,345	1,033,764	2,655,823
Bonds Payable and Accrued Interests	871,920	871,920	-	-	-
Convertible Senior Notes*	1,674,667	699,589	975,078	-	-
Operating Lease Obligations	221,716	58,300	59,370	17,552	86,494
Capital Commitment	1,209,910	1,194,754	15,156	-	-
Total	13,574,959	6,466,377	3,314,949	1,051,316	2,742,317

* Includes accrued interests

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	41	Chairman of the board of directors
Kangping Chen	43	Director and chief executive officer
Xianhua Li	42	Director and vice president
Longgen Zhang	51	Director and financial advisor
Wing Keong Siew	64	Independent director
Steven Markscheid	62	Independent director
Yingqiu Liu	66	Independent director

Name	Age	Position
Haiyun (Charlie) Cao	39	Chief financial officer
Musen Yu	67	Vice president
Zhiqun Xu	49	Vice president

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

In 2015, we paid cash compensation in the aggregate amount of RMB24.3 million (US$3.7 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was approximately RMB0.5 million (US$81,231) in 2015.

Share Incentive Plans

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

2014 Equity Incentive Plan of JinkoSolar Power

In October 2014, JinkoSolar Power, our majority-owned subsidiary, adopted its 2014 Equity Incentive Plan (the “JinkoSolar Power 2014 Plan”), which provides for the grant of options, share appreciation rights and other stock-based awards such as restricted shares, to its directors, officers and employees. A total of 12,766,000 ordinary shares of JinkoSolar Power were initially reserved for issuance under the JinkoSolar Power 2014 Plan. Unless terminated earlier, the JinkoSolar Power 2014 Plan shall continue in effect for a term of ten years from the date of adoption.

Share Options

As of the date of this annual report, options to purchase 14,623,422 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares		Exercise Price (US$)	Grant Date	Expiration Date
Xiande Li		*	5.9275	October 10, 2014	October 9, 2024
Kangping Chen		*	5.9275	October 10, 2014	October 9, 2024

Name	Number of Shares		Exercise Price (US$)	Grant Date	Expiration Date
Haiyun (Charlie) Cao		*	1.42275	December 21, 2012	January 31, 2019
		*	5.9275	October 10, 2014	October 9, 2024
Xianhua Li		*	5.9275	October 10, 2014	October 9, 2024
Steven Markscheid		*	2.08	September 15, 2009	September 15, 2016
		*	5.9275	October 10, 2014	October 9, 2024
Yinqiu Liu		*	5.9275	April 13, 2015	April 13, 2015
Wing Keong Siew		*	5.9275	October 10, 2014	October 9, 2024
Zhiqun Xu		*	2.08	August 28, 2009	August 28, 2016
		*	1.42275	October 1, 2011	September 30, 2018
		*	5.9275	October 10, 2014	October 9, 2024
Musen Yu		*	2.08	August 28, 2009	August 28, 2016
Longgen Zhang	680,000	**	2.08	August 28, 2009	October 1, 2015
	672,480	**	1.42	November 3, 2011	September 30, 2018
	600,000	**	4.38	October 1, 2013	September 30, 2016
	160,000	**	5.9275	October 10, 2014	October 9, 2024
Other Employees	7,793,012		1.42~6.50	August 28, 2009 to December 21, 2012	August 28, 2016 to January 31,2019
				October 1, 2013	September 30, 2018
				October 1, 2013	September 30, 2020
				October 10, 2014	October 9, 2024

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

**	The outstanding shares will be beneficially owned upon exercise of all options.

In addition, in May 2015, JinkoSolar Power granted 8,680,880 share options to its directors, officers and employees, under the JinkoSolar Power 2014 Plan to purchase ordinary shares of JinkoSolar Power. The share options have a contractual terms of 10 years from the date of grant. The share options shall not become exercisable until JinkoSolar Power’s IPO has occurred prior to the expiry of the contractual option term. As of December 31, 2015, there were nil options forfeited or vested.

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

Audit Committee

Our audit committee consists of Steven Markscheid, Yingqiu Liu and Wing Keong Siew, and is chaired by Steven Markscheid. All of the members of the audit committee satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Xiande Li, Kangping Chen and Steven Markscheid, and is chaired by Xiande Li. Steven Markscheid satisfies the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our three most senior executives;

•	reviewing and recommending to the board the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and determining the compensation level of our chief executive officer based on this evaluation;

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•	reporting regularly to the full board of directors.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through to 2016. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. An executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If an executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 31, 2013, 2014 and 2015, we had a total of 8,829, 10,268 and 14,035 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in the U.S., Europe and other countries and regions. The following table sets forth the number of our employees categorized by main category of activities and as a percentage of our workforce as of dates indicated:

	As of December 31,
	2013	2014	2015
Manufacturing and engineering	7,006	8,010	12,000
General and administration	461	699	622
Quality control	719	999	841
Research and development	125	160	126
Purchasing and logistics	232	174	192
Marketing and sales	286	226	254
Total	8,829	10,268	14,035

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

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB175.2 million, RMB210.3 million and RMB285.3 million (US$44.0 million), respectively, as of December 31, 2013, 2014 and 2015. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)	20,172,750	15.9%
Kangping Chen(4)	12,005,700	9.4%
Xianhua Li(5)	6,057,100	4.8%
Longgen Zhang	—	—
Wing Keong Siew	—	—
Steven Markscheid	—	—
Yingqiu Liu	—	—
Haiyun (Charlie) Cao	—	—
All Directors and Executive Officers as a group	38,235,550	30.1%
Principal Shareholders:
Brilliant Win Holdings Limited(3)	20,172,750	15.9%
Yale Pride Limited(4)	12,005,700	9.4%
Peaky Investments Limited(5)	6,057,100	4.8%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 127,201,130 ordinary shares, being the number of shares outstanding as of the date of this annual report (excluding 191,580 ADSs representing 766,320 ordinary shares reserved for future grants under our long-term incentive plan), and the number of ordinary shares underlying options exercisable by such person or group within 60 days of the date of this annual report.

(3)	Represents 20,172,750 ordinary shares held by Brilliant Win Holdings Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

(4)	Represents 12,005,700 ordinary shares held by Yale Pride Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li.

(5)	Represents 6,057,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, and British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of the date of this annual report, 125,477,930 ordinary shares are issued and outstanding (excluding 191,580 ADSs representing 766,320 ordinary shares reserved for future grants under our long-term incentive plan and 1,723,200 ordinary shares as treasury stock). As of the date of this annual report, we have one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	(RMB)
Accounts receivable from related parties:
Accounts receivable due from Gansu Jintai Electronic Power Company Ltd. (“Gansu Jintai”, our non-controlling interest company with 28% shares)	174,533,796	60,973,795
Advances to related parties:
Advances to subsidiaries of ReneSola Ltd.	1,183,768	1,021,128
Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	163,499	-
Total	175,881,063	61,994,923
Accounts payable due to related parties:
Accounts payable due to a subsidiary of ReneSola	12,544	12,544
Accounts payable due to Jiangxi Desun Energy Co., Ltd.	1,465,985	1,465,985
Other payables due to related parties:
Other payables to Jiangxi Desun for leasing of land and buildings	7,577,316	4,969,104
Payable of travel and other business expenses to executive directors who are also shareholders	-	23,871
Total	9,055,845	6,471,504
Borrowings due to subsidiaries of China Development Bank*	1,356,140,000	2,156,500,000
Accrued interest due to subsidiaries of China Development Bank	2,696,440	3,252,783

*	In connection with the issuance of preferred shares by JinkoSolar Power in July 2014, China Development Bank, through its subsidiary, holds 21% equity interests of JinkoSolar Power on an as-if-converted basis. The above borrowings represent borrowings from subsidiaries of China Development Bank.

(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

For the years ended December 31, 2013, 2014 and 2015, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB33.9 million, RMB0.6 million and nil, respectively.

For the transaction with ReneSola during 2014, we entered into sales agreements with subsidiaries of ReneSola, and revenue related to sales was recognized.

For the transaction with ReneSola during 2013, we entered into processing services agreements with subsidiaries of ReneSola, and revenue related to provision of processing services was recognized when such services had been performed.

For the years ended December 31, 2013, 2014 and 2015, raw materials purchased from a subsidiary of ReneSola amounted to RMB4.0 million, RMB23.0 million and RMB62.6 thousand (US$9.7 thousand), respectively.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Company on July 28, 2008 and became our related party. Desun charged Jiangxi Jinko RMB1.1 million (US$0.2 million) in rent for each year ended December 31, 2013, 2014 and 2015, respectively.

We entered into a RMB17 million loan agreement with a domestic bank in 2015 which was collateralized on Desun’s equipment and land use right which amounted to approximately RMB25.7 million.

On December 20, 2012, we signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. (“Jinchuan Group”), a PRC state-owned enterprise, to jointly invest and establish a Company (“Gansu Jintai” or the “investee”), to develop solar power plant with a capacity of 200 MW in Jinchang, Gansu Province, China. For 2014 and 2015, our sales of solar module to Jinchuan Group were nil.

During the years ended December 31, 2013, 2014 and 2015, our founders, including Xiande Li, our chairman, Kangping Chen, our chief executive officer, and Xianhua Li, our vice president, provided guarantees for several of our short- term and long-term bank borrowings. As of December 31, 2013, 2014 and 2015, the balances of short-term borrowings guaranteed by the founders were RMB605.0 million, RMB495.0 million and RMB391.9 million (US$60.5 million), respectively, and the balances of long-term borrowings guaranteed by the founders were nil, RMB141.4 million and RMB662.4 million (US$102.3 million) respectively.

For the years ended December 31, 2013, 2014 and 2015, borrowings from subsidiaries of China Development Bank amounted to RMB360.0 million, RMB1,002.1 million and RMB1,210.0 million, respectively. Repayment of borrowings to subsidiaries of China Development Bank amounted to RMB2 million, RMB4 million and RMB409.7 million, respectively. Interest charges in connection with the borrowings from China Development Bank amounted to RMB20.1 million, RMB53.2 million and RMB107.1 million, respectively.

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

Legal and Administrative Proceedings

In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the antidumping duty and countervailing duty investigation into the accusations (the “Investigation”). On December 7, 2012, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into the U.S. of the crystalline silicon photovoltaic cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us are 13.94% (for dumping margin) and 15.24% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce. In January 2014, the U.S. Department of Commerce initiated the first administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2014, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, our tariff rates for dumping and subsidy are 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the U.S. of the crystalline silicon photovoltaic cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for subsidy, respectively. Such rates will be the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The second and third administrative reviews are pending as of the date of this annual report, and therefore, the final tariff rates applicable to us are subject to changes.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new antidumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope the CSPV cells, whether or not assembled into modules, from China.

In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the final cash deposits are required to pay on import into the U.S. of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us are 65.36% (for dumping margin) and 38.43% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce.

Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We made provisions of RMB30.1 million (US$4.6 million) for preliminary U.S. countervailing and anti-dumping duties in 2015. However, as the final tariff rates applicable to us are subject to the outcome of the administrative reviews which may be substantially increased by the U.S. Department of Commerce, we cannot assure you that our provision made is sufficient and our business and results of operations may be materially adversely affected if the outcome of the administrative reviews turn out to be negative.

On October 11, 2011, JinkoSolar, along with our directors and officers at the time of our initial public offering, or the Individual Defendants, and the underwriters of our initial public offering were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.). In an amended complaint filed on June 1, 2012, the plaintiff, representing a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 22, 2011, inclusive, alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The amended complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. On January 22, 2013, the District Court issued a Memorandum and Order dismissing the amended complaint as against all defendants. The plaintiff appealed the District Court’s Order to the United States Court of Appeals for the Second Circuit, which issued an order on July 31, 2014 vacating the District Court’s Order and remanding the case to the District Court for further proceedings. Defendants filed a further motion to dismiss the amended complaint. On January 22, 2015, JinkoSolar agreed, subject to court approval, to settle the lawsuit. The settlement, if approved, will also resolve all related claims against JinkoSolar’s officers and directors as well as the underwriters involved in JinkoSolar’s public offerings during the relevant period. Under the terms of the proposed settlement, the members of the proposed class will receive a settlement fund of $5.05 million, less any court-approved fees. JinkoSolar will contribute a portion of the settlement fund, and JinkoSolar’s insurers will fund the remaining portion. JinkoSolar will not take any charge in connection with the settlement. JinkoSolar has denied, and continues to deny, the allegations and is entering into this settlement solely to eliminate the uncertainty, burden and expense of further protracted litigation. On March 11, 2016, the District Court entered an Order and Final Judgment approving such settlement, certifying the proposed class for settlement purposes, and dismissing the amended complaint with prejudice.

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. We considered the recovery of the RMB93.2 million unlikely as a result of the polysilicon market conditions, the mutually alleged claims and the adverse developments in the operations of Wuxi Zhongcai and recorded provisions of RMB93.2 million for the balance of our prepayment to Wuxi Zhongcai. The above two lawsuits were pending before the Shanghai High People’s court as of the date of this annual report. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

In April 2014, Jiangsu Xuqiang, our wholly-owned subsidiary in China, and Jiangsu Keyu, entered into an EPC contract pursuant to which Jiangsu Keyu acts as the EPC contractor for the 100 MW projects for Jiangsu Xuqiang. The total consideration of the EPC contract is approximately RMB390 million. In March 2016, Jiangsu Keyu filed a lawsuit against Jiangsu Xuqiang before the People’s Court of Xiangshui County, claiming the unpaid contract price in the amount of approximately RMB82.77 million. As of the date of this annual report, the lawsuit was still pending. We are unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

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

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

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

Our ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010. Our ADSs trade under the symbol “JKS.” For the period from May 14, 2010 to December 31, 2015, the trading price of our ADSs on the NYSE has ranged from US$2.00 to US$41.75 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Price per ADS
	High	Low
	(US$)
Annual highs and lows
2010 (from May 14, 2010)	41.75	8.23
2011	32.21	4.55
2012	10.07	2.01
2013	34.88	3.96
2014	37.98	16.83
2015	32.28	14.32
Quarterly highs and lows
First Quarter 2014	37.98	25.45
Second Quarter 2014	32.92	22.03

	Price per ADS
	High	Low
	(US$)
Third Quarter 2014	34.77	23.04
Fourth Quarter 2014	27.88	16.83
First Quarter 2015	27.57	16.10
Second Quarter 2015	32.28	25.35
Third Quarter 2015	30.37	14.32
Fourth Quarter 2015	29.50	21.08
First Quarter 2016	27.43	16.95
Second Quarter 2016 (through April 19, 2016)	22.35	19.00
Monthly highs and lows
October 2015	27.60	21.08
November 2015	27.43	21.76
December 2015	29.50	23.00
January 2016	27.43	17.90
February 2016	24.43	16.95
March 2016	24.93	19.52
April 2016 (through April 19, 2016)	22.35	19.00

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010 under the symbol “JKS.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company,” the gross amount of any distribution made by us on the ordinary shares or ADSs generally will be treated as a dividend includible in the gross income of a U.S. Holder as ordinary income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when received by the U.S. Holder, in the case of ordinary shares, or when actually or constructively received by the Depositary, in the case of ADSs. If dividends are converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the distribution. To the extent the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs and, to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of such ordinary shares or ADSs. We, however, may not calculate earnings and profits in accordance with U.S. tax principles. In this case, all distributions by us to U.S. Holders will generally be treated as dividends.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2015 taxable year, and we do not currently intend or anticipate becoming a PFIC for our 2016 taxable year or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

We have filed with the SEC registration statements on Form F-1 (File Number 333-164432 and File Number 333-170146). We also filed with the SEC a related registration statement on Form F-6 (File Number 333-164523) with respect to the ADSs. We have also filed with the SEC registration statements on Form F-3 (File Number 333-190273 and File Number 333-193379). With respect to our securities to be issued under our 2009 Long Term Incentive Plan, we have filed with the SEC registration statements on Form S-8 (File Number 333-170693 and 333-180787). With respect to our securities to be issued under our 2014 Equity Incentive Plan, we have filed with the SEC registration statement on Form S-8 (File Number 333-204082).

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.6%, 2.1% and 1.4% in 2013, 2014 and 2015, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2015, our foreign exchange forward contracts had a total notional value of Euro 69 million and Japanese Yen 2 billion. We purchased foreign exchange call spread combined option contracts with a total notional value of US$70 million during the year ended December 31, 2015. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a gain relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB56.9 million (US$8.8 million) in 2015. We recognized a loss of RMB370 thousand (US$57 thousand) relating to change in fair value of foreign exchange call spread combined option contracts in 2015. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We incurred foreign-exchange loss of RMB117.7 million (US$18.2 million) in 2015 due to the depreciation of the Euro and Japanese Yen against the RMB. In addition, we make advance payments in U.S. dollars to overseas silicon raw material suppliers, and from time to time, we may incur foreign-exchange losses if we request our suppliers to return such advance payments due to changes in our business plans. We incurred foreign-exchange loss of RMB147.1 million in 2014 and foreign-exchange loss of RMB38.5 million in 2013.

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

As of December 31 2015, our total outstanding RMB-denominated short-term borrowings were RMB2,246.1 million (US$346.7 million) with a weighted average interest rate of 5.6% per annum and RMB-denominated long-term borrowing were RMB3,339.2 million (US$515.5 million) with a weighted average interest rate of 6.24%. In addition, as of December 31, 2015, we had outstanding short-term loans of RMB32.9 million denominated and payable in Euro with a weighted average interest rate of 3.8% per annum, outstanding short-term loans of RMB870.2 million denominated and payable in U.S. dollars with a weighted average interest rate of 4.00% per annum, and outstanding short-term loans of RMB140.9 million denominated and payable in JPY with a weighted average interest rate of 3.44% per annum. In addition, we had outstanding long-term loans of RMB1,288.7 million denominated and payable in U.S. dollars with a weighted average interest rate of 5.68% per annum.

On May 17, 2011, we issued convertible senior notes in the principal amount of US$125.0 million due 2016, bearing an annual interest rate of 4.0%, with an option for holders to require us to repurchase their notes in May 2014 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A of the Securities Act. As of December 31, 2015, US$100.5 million in principal amount of such convertible senior notes remained outstanding. On January 29, 2013, Jiangxi Jinko issued six-year bonds with a principal amount of RMB800.0 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds upon Jiangxi Jinko’s announcement of whether or not it decides to raise the interest rate, and by how much, at such time. On March 19, 2013, we entered into loan facilities for an aggregate principal amount of RMB360.0 million with a term of 15 years with China Development Bank to develop PV projects, which we fully drew down on April 3, 2013.

On January 6, 2014, we entered into another loan facility for an aggregate principal amount of RMB400.0 million also for a term of 15 years with China Development Bank for the development of three PV projects in Xinjiang Uyghur Autonomous Region and Qinghai province of the PRC with a total capacity of 50 MW, which we had fully drawn down as of the date of this annual report. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance of Regulation S of the Securities Act. In July 2014, we entered into a five-year RMB1.0 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo Bank, National Association, or Wells Fargo. The credit limit was raised to US$40.0 million in June 2015 through amendments to the credit agreement. Borrowings under the new credit agreement will be used to support JinkoSolar US’s working capital and business operations.

In March 2015, we entered into a five-year RMB3.0 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. to strengthen our leading position in the development of downstream solar projects and manufacturing capabilities. In the same month, JinkoSolar Power Co., Ltd., our subsidiary, signed a RMB320 million loan agreement with China Development Bank and the loan will be used for solar power projects in Henfeng County, Jiangxi Province, China. In July 2015, JinkoSolar Power signed a US$150 million loan agreement with Credit Suisse AG and a number of financial institutions to expand its project portfolio in China, which has been fully drawn down as of the date of this annual report. In July 2015, JinkoSolar Power signed a three-year RMB3.0 billion line of credit agreement with Ping An Bank which will be used to support the development of its PV projects. In August 2015, we signed a RMB700.0 million loan agreement with The Export-Import Bank of China. In September 2015, we signed a line of credit of up to RMB10.0 billion strategic agreement with the Industrial and Commercial Bank of China Jiangxi Provincial branch.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2015, the depositary paid us an annual reimbursement of approximately US$272.9 thousand for legal and investor relations expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2015 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2014	2015
	(RMB)	(RMB)	(US$)
		(in thousands)
Audit fees	6,955	7,046	1,088
Audit-related fees	750	5,030	777
Tax fees	658	-	-
Total	8,363	12,076	1,865

(1)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with the proposed initial public offering of JinkoSolar Power in 2015 and our concurrent offerings of additional shares and convertible senior notes in January 2014.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advice.

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

The following table sets forth information about our purchases of outstanding ADSs since the inception of the program. We did not repurchase any ADSs under this program in 2015.

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

In addition, on December 5, 2011, we repurchased an aggregate principal amount of US$2.0 million of our 4.0% convertible senior notes due 2016 for a total consideration of RMB5.2 million (US$0.8 million). We repurchased an aggregate principal amount of US$22.5 million of such notes for a total consideration of US$21.7 million in November and December 2015. As of December 31, 2015, our convertible senior notes due 2016 with principal amount of US$100.5 million were outstanding.

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

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our corporate governance and nominating committee consists of two independent directors and one executive director.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the Securities and Exchange Commission on February 9, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.1	2009 Long Term Incentive Plan, amended and restated as of September 28, 2011 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 18, 2012)

4.2	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.3	Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

Exhibit Number	Description of Document

4.5	English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.6	English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.7	English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.8	2014 Equity Incentive Plan (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 16, 2015)

4.9	Subscription Agreement Schedule and Amended and Restated Subscription Agreement among JinkoSolar WWG Investment Co., Ltd., JinkoSolar Power Engineering Group Limited, JinkoSolar Holding Co., Ltd., Jiangxi Jinko Solar Engineering Co., Ltd., Jinko Power Co., Ltd. and MEGCIF Investments 6 Limited (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 16, 2015)

8.1*	Subsidiaries of the registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

By:	/s/ Kangping Chen
Name:	Kangping Chen
Title:	Director and Chief Executive Officer

Date: April 20, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of JinkoSolar Holding Co., Ltd. (“the Company”) and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for the debt issuance cost in fiscal year 2015.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 20, 2016

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	For the year ended December 31
	2013	2014	2015
	RMB	RMB	RMB	USD
				(Note 2 (am))
Revenues from third parties	6,286,827,429	9,977,971,551	16,076,481,503	2,481,781,084
Revenues from related parties	792,011,086	557,097	-	-
Total revenue	7,078,838,515	9,978,528,648	16,076,481,503	2,481,781,084
Cost of revenues	(5,641,487,108)	(7,738,488,461)	(12,806,680,403)	(1,977,010,776)
Gross profit	1,437,351,407	2,240,040,187	3,269,801,100	504,770,308
Selling and marketing	(492,625,584)	(769,011,055)	(1,144,559,326)	(176,689,513)
General and administrative	(230,125,455)	(423,877,983)	(663,225,640)	(102,384,396)
Provision for advance to suppliers	-	(2,694,857)	-	-
Impairment of long-lived assets	(3,573,248)	(6,217,151)	-	-
Research and development	(65,481,728)	(106,627,106)	(143,670,521)	(22,178,907)
Total operating expenses	(791,806,015)	(1,308,428,152)	(1,951,455,487)	(301,252,816)
Income from operations	645,545,392	931,612,035	1,318,345,613	203,517,492
Interest expenses, net	(223,376,902)	(287,667,652)	(385,942,186)	(59,579,207)
Convertible senior notes issuance costs	-	(26,052,881)	-	-
Subsidy income	7,583,102	49,785,321	103,578,019	15,989,691
Exchange loss	(38,468,031)	(147,057,916)	(117,731,731)	(18,174,647)
Other income/(loss), net	6,871,869	(1,692,199)	349,618	53,972
Change in fair value of forward contracts	48,390,446	(714,742)	56,931,943	8,788,778
Change in fair value of call spread options	-	-	(370,437)	(57,186)
Change in fair value of warrant liability	-	-	(2,096,024)	(323,570)
Change in fair value of convertible senior notes and capped call options	(212,906,573)	64,101,644	(14,571,200)	(2,249,406)
Income before income taxes and equity in (loss)/income of affiliated companies	233,639,303	582,313,610	958,493,615	147,965,917
Income tax (expenses)/benefit	(18,532,376)	134,334,023	(111,863,639)	(17,268,770)
Equity in (loss)/income of affiliated companies	(25,614,963)	9,549,289	13,669,112	2,110,147
Net income	189,491,964	726,196,922	860,299,088	132,807,294

Less: Net income attributable to the non-controlling interests	1,480,139	851,167	4,207,112	649,466
Less: Accretion to redemption value of redeemable non-controlling interests	-	52,320,700	172,340,442	26,604,780

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	188,011,825	673,025,055	683,751,534	105,553,048

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	2.00	5.47	5.49	0.85
Diluted	1.96	3.86	5.35	0.83
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS -
Basic	8.00	21.88	21.96	3.40
Diluted	7.84	15.44	21.40	3.32
Weighted average ordinary shares outstanding -
Basic	94,018,394	122,980,870	124,618,416	124,618,416
Diluted	96,035,985	153,786,531	127,802,961	127,802,961

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	USD
				(Note 2 (am))
Net income	189,491,964	726,196,922	860,299,088	132,807,294
Other comprehensive income:
-Unrealized gain/(loss) on available-for-sale securities	6,042,434	(5,629,905)	(412,529)	(63,684)
-Exchange loss on warrant liability	-	-	(3,950,373)	(609,833)
-Foreign currency translation adjustments	6,590,629	4,634,500	5,070,890	782,811
Comprehensive income	202,125,027	725,201,517	861,007,076	132,916,588
Less: comprehensive income attributable to non-controlling interests	1,480,139	851,167	4,207,112	649,466
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	200,644,888	724,350,350	856,799,964	132,267,122

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

	December 31, 2014	December 31, 2015
	RMB	RMB	USD
			(Note 2 (am))
ASSETS
Current assets:
Cash and cash equivalents	1,777,020,667	3,683,664,081	568,659,743
Restricted cash	517,055,372	555,723,874	85,788,983
Restricted short-term investments	1,599,301,870	1,759,566,398	271,630,245
Short-term Investment	112,000,000	29,427,066	4,542,756
Accounts receivable, net - related parties	174,533,796	60,973,795	9,412,732
Accounts receivable, net - third parties	3,118,303,420	3,356,719,400	518,188,181
Notes receivable, net - third parties	72,880,619	554,086,532	85,536,221
Advances to suppliers - related parties	1,183,768	1,021,128	157,635
Advances to suppliers - third parties	80,922,345	251,389,853	38,807,906
Inventories, net	1,891,148,051	3,203,325,042	494,508,173
Forward contract receivables	47,712,744	7,038,537	1,086,563
Available-for-sale investment - current	20,875,725	-	-
Other receivables - related parties	163,499	-	-
Capped call options	-	17,490,323	2,700,041
Deferred tax assets - current	77,562,041	79,100,567	12,211,023
Prepayments and other current assets	912,922,311	1,035,063,402	159,786,255
Total current assets	10,403,586,228	14,594,589,998	2,253,016,457
Non-current assets:
Restricted cash - non-current	142,737,230	333,749,831	51,522,096
Project assets, net	4,353,070,389	7,044,728,804	1,087,518,726
Investments in affiliates	103,118,031	116,787,142	18,028,828
Property, plant and equipment, net	3,101,795,172	3,771,455,478	582,212,399
Land use rights, net	371,932,150	349,914,140	54,017,435
Intangible assets, net	9,964,048	21,203,241	3,273,216
Deferred tax assets - non-current	102,123,906	125,843,595	19,426,903
Capped call options	21,098,263	-	-
Other assets	474,477,684	786,276,275	121,380,141
Total non-current assets	8,680,316,873	12,549,958,506	1,937,379,744
Total assets	19,083,903,101	27,144,548,504	4,190,396,201

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

	December 31, 2014	December 31, 2015
	RMB	RMB	USD
			(Note 2 (am))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	1,478,529	1,478,529	228,246
Accounts payable - third parties	3,147,731,807	3,783,304,934	584,041,640
Notes payable - third parties	2,452,443,808	2,513,761,916	388,057,970
Accrued payroll and welfare expenses	312,431,376	475,597,823	73,419,652
Advances from third party customers	423,088,515	1,299,805,148	200,655,338
Income tax payables	75,789,187	106,041,567	16,369,997
Forward contract payables	30,901,012	4,295,737	663,148
Convertible senior notes - current	-	650,916,976	100,484,266
Deferred tax liabilities - current	6,187,087	9,266,399	1,430,486
Bond payable and accrued interests	66,725,778	866,725,778	133,799,404
Short-term borrowings, including current portion of long-term bank borrowings	2,606,866,459	3,290,149,205	507,911,514
Other payables and accruals	1,392,143,677	2,228,570,149	344,031,944
Other payables - related parties	7,577,316	4,992,975	770,783
Total current liabilities	10,523,364,551	15,234,907,136	2,351,864,388
Non-current liabilities:
Long-term borrowings	956,500,000	4,627,904,051	714,425,276
Long-term payables	66,906,667	56,955,933	8,792,481
Bonds payable – non-current	796,266,667	-	-
Warrant Liability	-	68,377,608	10,555,684
Accrued warranty costs - non-current	229,489,242	329,236,560	50,825,367
Convertible senior notes	1,540,398,645	856,064,385	132,153,568
Deferred tax liabilities – non-current	2,572,785	11,379,810	1,756,740
Total non-current liabilities	3,592,134,006	5,949,918,347	918,509,116
Total liabilities	14,115,498,557	21,184,825,483	3,270,373,504

Commitment and contingencies	-	-	-
Redeemable non-controlling interests	1,435,585,290	1,607,925,732	248,220,960

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 124,292,030 and 125,473,930 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	17,560	17,711	2,734
Additional paid-in capital	2,794,024,929	2,924,336,179	451,439,714
Statutory reserves	251,905,070	351,763,271	54,302,892
Accumulated other comprehensive income	11,874,053	12,582,041	1,942,332
Treasury stock, at cost: 1,723,200 shares of ordinary shares as of December 31, 2014 and 2015, respectively	(13,875,553)	(13,875,553)	(2,142,016)
Retained earnings	463,151,264	1, 047,044,597	161,635,833
Total JinkoSolar Holding Co., Ltd. shareholders' equity	3,507,097,323	4,321,868,246	667,181,489
Non-controlling interests	25,721,931	29,929,043	4,620,248
Total shareholders' equity	3,532,819,254	4,351,797,289	671,801,737
Total liabilities and shareholders' equity	19,083,903,101	27,144,548,504	4,190,396,201

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	Ordinary shares				JinkoSolar Holding Co., shareholders' equity
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss)/income	Treasury Stock	Retained earnings (Accumulated losses)	Non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2013	88,758,778	13,202	1,524,728,796	179,041,258	236,395	(13,875,553)	(325,021,804)	8,689,113	1,373,811,407
Disposition of non-controlling interests	-	-	-	-	-	-	-	799,637	799,637
Acquisition of non-controlling interests	-	-	(4,404,391)	-	-	-	-	(98,125)	(4,502,516)
Issuance of shares	17,480,000	2,149	411,728,568	-	-	-	-	-	411,730,717
Share-based compensation charge	-	-	17,992,206	-	-	-	-	-	17,992,206
Foreign currency translation adjustment	-	-	-	-	6,590,629	-	-	-	6,590,629
Unrealized gain on available-for-sale investment	-	-	-	-	6,042,434	-	-	-	6,042,434
Exercise of share options	1,812,852	223	18,656,887	-	-	-	-	-	18,657,110
Appropriation to statutory reserves	-	-	-	5,887,925	-	-	(5,887,925)	-	-
Net income	-	-	-	-	-	-	188,011,825	1,480,139	189,491,964
Balance as of December 31, 2013	108,051,630	15,574	1,968,702,066	184,929,183	12,869,458	(13,875,553)	(142,897,904)	10,870,764	2,020,613,588
Acquisition of interest by non-controlling shareholders								14,000,000	14,000,000
Issuance of shares	15,000,000	1,834	769,144,459	-	-	-	-	-	769,146,293
Share-based compensation charge	-	-	42,689,995	-	-	-	-	-	42,689,995
Foreign currency translation adjustment	-	-	-	-	4,634,500	-	-	-	4,634,500
Unrealized loss on available-for-sale investment	-	-	-	-	(5,629,905)	-	-	-	(5,629,905)
Exercised of share options	1,240,400	152	13,488,409	-	-	-	-	-	13,488,561
Appropriation to statutory reserves	-	-	-	66,975,887	-	-	(66,975,887)	-	-
Accretion to redemption value of redeemable Non-controlling interests	-	-	-	-	-	-	(52,320,700)	-	(52,320,700)
Net income	-	-	-	-	-	-	725,345,755	851,167	726,196,922
Balance as of December 31, 2014	124,292,030	17,560	2,794,024,929	251,905,070	11,874,053	(13,875,553)	463,151,264	25,721,931	3,532,819,254
Share-based compensation charge	-	-	112,714,385	-	-	-	-	-	112,714,385
Appropriation to statutory reserves	-	-	-	99,858,201	-	-	(99,858,201)	-	-
Foreign currency exchange translation adjustment	-	-	-	-	5,070,890	-	-	-	5,070,890
Exchange loss on derivative liability-warrants	-	-	-	-	(3,950,373)	-	-	-	(3,950,373)
Unrealized loss on available-for-sale investment	-	-	-	-	(412,529)	-	-	-	(412,529)
Exercise of share option	1,181,900	151	17,596,865	-	-	-	-	-	17,597,016
Accretion to redemption value of redeemable Non-controlling interests	-	-	-	-	-	-	(172,340,442)	-	(172,340,442)
Net income	-	-	-	-	-	-	856,091,976	4,207,112	860,299,088
Balance as of December 31, 2015	125,473,930	17,711	2,924,336,179	351,763,271	12,582,041	(13,875,553)	1,047,044,597	29,929,043	4,351,797,289

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	USD
				(Note 2 (am))
Cash flows from operating activities:
Net income	189,491,964	726,196,922	860,299,088	132,807,294
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:	-	-	-	-
Change in fair value of forward contracts	(25,640,169)	16,267,966	14,068,932	2,171,869
Change in fair value of call spread options	-	-	370,437	57,186
Change in fair value of convertible senior notes	305,202,478	(150,790,707)	8,400,918	1,296,878
Change in fair value of capped call options	(92,295,905)	86,689,063	6,170,282	952,527
Share-based compensation charge	17,992,206	42,689,995	112,714,385	17,400,103
Deferred income taxes	910,065	(170,760,020)	(6,554,493)	(1,011,839)
Depreciation of property, plant and equipment	328,311,127	348,022,445	393,162,784	60,693,875
Depreciation of project assets	27,309,105	85,693,840	228,972,745	35,347,300
Amortization of land use rights	6,664,272	6,882,863	6,300,488	972,628
Amortization of intangible assets	953,290	1,136,953	2,223,458	343,243
Inventories provision	163,728,489	75,935,281	98,791,960	15,250,851
Provision/(reversal of provision) for allowance of doubtful accounts	(186,895,819)	27,151,987	(54,356,588)	(8,391,211)
Provision for other receivables			21,923,756	3,384,445
Provision for notes receivable	18,000,000	-	-	-
Provision for advance to suppliers	-	2,694,857	-	-
Loss on disposal of property, plant and equipment	10,139,836	19,008,054	9,463,505	1,460,913
Loss on disposal of intangible assets			614,295	94,831
Change in fair value of warrant liability			2,096,024	323,570
Gain on disposal of investment in a subsidiary	(1,200,363)	-	-	-
Property, plant and equipment impairment	3,573,248	6,217,151	-	-
Convertible senior notes issuance cost	-	26,052,881	-	-
Equity in losses/(gain) of affiliated companies	25,614,963	(9,549,289)	(13,669,112)	(2,110,147)
Exchange loss	38,468,031	147,057,916	117,731,731	18,174,647
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable – third parties	179,373,854	(1,627,833,342)	(63,566,502)	(9,812,977)
(Increase)/Decrease in accounts receivable - related parties	(178,610,644)	109,608,216	113,560,001	17,530,643
(Increase)/Decrease in notes receivable – third parties	(271,350,019)	181,893,173	(440,110,991)	(67,941,429)
(Increase)/Decrease in notes receivable - related parties	(42,900,000)	42,900,000	-	-
Increase in advances to suppliers – third parties	(6,547,082)	(13,375,361)	(169,276,751)	(26,131,827)
(Increase)/decrease in advances to suppliers - related party	-	(1,183,768)	162,640	25,107
Increase in inventories	(347,795,326)	(1,255,054,117)	(1,410,968,951)	(217,816,072)
Decrease in other receivables - related parties	5,624,125	52,756	163,499	25,240
Increase in prepayments and other current assets	(168,266,310)	(309,737,240)	(52,933,157)	(8,171,471)
Increase in other assets	(15,582,225)	(261,751,916)	(304,202,544)	(46,960,781)

Increase in accounts payable – third parties	412,963,858	1,381,021,677	591,977,556	91,385,587
Decrease in accounts payable - related parties	(27,576,884)	(989,832)	-	-
Increase in accrued payroll and welfare expenses	32,242,439	73,776,858	163,166,447	25,188,559
Increase in advances from – third party customers	26,552,112	275,721,519	873,434,523	134,835,056
Increase in income tax payables	15,621,225	60,164,687	30,252,380	4,670,163
Increase in other payables and accruals – third parties	180,022,355	240,940,423	201,251,124	31,067,820
Increase/(decrease) in other payables and accruals – related parties	990,773	4,315,667	(2,584,341)	(398,954)
Net cash provided by operating activities	625,089,069	187,067,558	1,339,049,528	206,713,627

Cash flows from investing activities:
Maturity of restricted short-term investment	1,727,611,910	1,288,659,345	2,480,496,062	382,922,607
Maturity of short-term investments	-	132,500,000	114,248,971	17,637,002
Cash received from third party for disposal of investment in subsidiaries	2,000,000	-	-	-
Proceeds from disposal of property, plant and equipment	1,581,644	16,162,935	7,138,759	1,102,034
Proceeds from disposal of intangible assets	391,541	-	-	-
Deferred government grants related to assets	63,331,500	92,440,000	-	-
Increase in restricted cash	(246,791,432)	(135,427,099)	(120,202,572)	(18,556,080)
Purchase of property, plant and equipment	(463,242,173)	(489,978,748)	(860,606,902)	(132,854,812)
Cash paid for project assets	(529,519,126)	(2,511,677,528)	(2,129,264,757)	(328,701,837)
Cash paid for deposits related to construction of solar projects	-	-	(3,505,573)	(541,167)
(Payment)/collection of deposit for acquisition of subsidiaries	-	(10,000,000)	10,000,000	1,543,734
Cash paid for land use rights	(12,305,449)	(9,380,139)	(44,158,932)	(6,816,964)
Purchase of intangible assets	(1,434,820)	(4,637,414)	(13,462,651)	(2,078,275)
Purchase of restricted short-term investments	(1,739,243,853)	(2,153,867,953)	(2,640,760,590)	(407,663,187)
Purchase of short-term investments	-	(244,500,000)	(31,676,037)	(4,889,937)
Cash paid for investments in affiliates	(84,000,000)	-	-	-
Cash paid for derivative assets	-	-	(7,647,843)	(1,180,624)
Cash paid for acquisition of subsidiaries, net of cash acquired	(4,502,516)	(129,047,885)	(75,235,668)	(11,614,386)
Net cash used in investing activities	(1,286,122,774)	(4,158,754,486)	(3,314,637,733)	(511,691,892)

Cash flows from financing activities:
Proceeds from redeemable preferred shares issuance by subsidiary	-	1,383,264,590	-	-
Proceeds from exercise of share options	17,551,472	14,528,109	7,613,965	1,175,394
Proceeds from issuance of ordinary shares	413,004,026	770,201,158	-	-
Proceeds from issuance of convertible senior notes	-	914,850,000	-	-
Cash received from borrowings with embedded warrants			862,138,360	133,091,229
Issuance cost paid for issuance of convertible senior notes	-	(26,052,881)	-	-
Proceeds from issuance of bonds	800,000,000	-	-	-
Capital contributions by non-controlling interests holders	-	8,800,000	-	-
Proceeds from borrowings	3,399,340,045	5,220,563,513	10,140,339,042	1,565,398,597
Increase in notes payable	63,857,600	1,040,449,696	61,318,108	9,465,887
Repurchase of convertible senior notes	-	-	(113,025,510)	(17,448,132)

Repayment of borrowings	(3,469,138,668)	(3,984,432,151)	(7,030,645,681)	(1,085,344,667)
Repayment of bonds payable	(300,000,000)	-	-	-
Change in cash restricted for notes payable	(83,534,197)	(38,479,112)	(77,105,818)	(11,903,087)
Net cash provided by/(used in) financing activities	841,080,278	5,303,692,922	3,850,632,466	594,435,221

Effect of foreign exchange rate changes on cash and cash equivalents	(3,100,397)	(11,061,518)	31,599,153	4,878,068

Net increase in cash and cash equivalents	176,946,176	1,320,944,476	1,906,643,414	294,335,024
Cash and cash equivalents, beginning of year	279,130,015	456,076,191	1,777,020,667	274,324,719

Cash and cash equivalents, end of year	456,076,191	1,777,020,667	3,683,664,081	568,659,743

Supplemental disclosure of cash flow information
Cash paid for income tax	1,600,684	35,014,405	115,062,404	17,762,574
Cash paid for interest expenses (net of amounts capitalized)	145,665,079	201,206,133	412,040,750	63,608,131

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	209,168,858	94,041,991	309,342,683	47,754,281
Purchases of project assets included in other payables	282,999,774	711,359,860	1,185,512,052	183,011,524
Settlement of accounts receivable through receipt of convertible notes	24,823,040	-	-	-
Utilization of prior year’s prepayment for the repurchase of convertible bonds	-	-	25,471,153	3,932,068
Proceeds from exercise of share options received in subsequent period	1,266,499	226,952	10,210,003	1,576,153
Payment of issuance cost for follow-on offering in subsequent period	1,273,309	2,328,174	-	-
Non cash contribution from non-controlling shareholders	-	5,200,000	-	-

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2015:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Technology Limited (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%

JinkoSolar International Limited (“JinkoSolar International”)	November 25, 2009	Hong Kong	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Jinko Solar Pty Ltd. (“JinkoSolar South Africa”)	April 13, 2012	South Africa	100%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)*	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd (“WWG Investment”)	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA. (“JinkoSolar Portugal”)	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%

Zhejiang Jinko Financial Leasing Co., Ltd	October 10, 2014	PRC	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

JinkoSolar Household PV Technology Holding Co., Ltd **(“JinkoSolar Household”)	December 30, 2014	Hong Kong	100%

Jinko Solar Technology SDN.BHD. (“JinkoSolar Malaysia”)	January 21, 2015	Malaysia	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited	August 28, 2015	Hong Kong	100%

JinkoSolar (Thailand) Co., Ltd	October 16, 2015	Thailand	100%

* JinkoSolar Power, a 55% owned subsidiary of WWG Investment, is the holding company of the Group’s solar project business. The following table sets forth information concerning the JinkoSolar Power’s major subsidiaries as of December 31, 2015:

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of ownership

Canton Best Limited (“Canton Best BVI”) ***	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited (“Wide Wealth Hong Kong”)***	June 11, 2012	Hong Kong	100%

Jiangxi JinkoSolar Engineering Co, Ltd. (“Jinko Engineering”) (Originally named as Shangrao Jinko PV Technology Engineering Co., Ltd.)	July 28, 2011	PRC	100%

Jinko Power Co., Ltd. (Zhejiang) (formerly Haining JinkoSolar Investment Co.,Ltd)	September 14, 2012	PRC	100%

***Canton Best BVI is a wholly owned subsidiary of JinkoSolar Power, and Wide Wealth Hong Kong is a wholly owned subsidiary of Canton Best BVI. Wide Wealth Hong Kong holds 100% equity interests in Jinko Engineering which further holds 83.56% equity interests in Jinko Power Co., Ltd. (Zhejiang). Jinko Power Co., Ltd. (Zhejiang) holds 93 solar power project entities in the PRC.

**JinkoSolar Household , is the holding company of the Group’s household sold project business. The following table sets forth information concerning the JinkoSolar Household’s major subsidiaries as of December 31,2015:

Subsidiaries	Date of Incorporation	Place of Incorporation	Percentage of ownership

JinkoSolar Household PV System Ltd.	January 12, 2015	BVI	100%

JInkoSolar Household PV Technology (HongKong) Limited(“JinkoSolar Household HongKong”)****	January 21, 2015	Hong Kong	100%

****JinkoSolar Household HongKong has 8 subsidiaries in the PRC.

 2.     PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, the purchase price allocation with respect to business combinations, impairment of long-lived assets, the economic useful lives of property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, accounting for share-based compensation, fair value measurements of share-based compensation and financial instruments, legal contingencies, income taxes and related deferred tax valuation allowance.

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

For the Group’s majority-owned subsidiaries, non-controlling interests is recognized to reflect the portion of their equity interests which are not attributable, directly or indirectly, to the Group. Consolidated net income on the consolidated statement of operation includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests are recorded as non-controlling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to RMB1,264.4 million and RMB3,252.7 million as of December 31, 2014 and 2015, respectively.

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

In December 2015, upon the maturity of the Bond, the Company decided to waive the conversion right and choose to collect the total outstanding balance in cash. On December 21, 2015, the customer entered into a repayment arrangement with the Company. According to the agreement, the total outstanding balance would be settled in cash within and no later than December 31, 2016. Considering the uncertainties of the cash collection, the Company provided full provision to the outstanding receivable of RMB 21,923,756 in the year ended December 31, 2015.

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

 j. Short-term and long-term advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. A provision of advance to suppliers of nil, RMB2,694,857 and nil was recorded for the years ended December 31, 2013, 2014 and 2015, respectively.

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2013, 2014 and 2015.

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

n. Assets held for sale

Long-lived assets to be sold shall be classified as held for sale considering the recognition criteria in ASC 360-10-45-9 in which all of the following criteria are met:

•	Management, having the authority to approve the action, commits to a plan to sell the asset.
•	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.
•	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.
•	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,
•	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

o. Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized for the years ended December 31, 2013, 2014 and 2015 were RMB7,086,641, RMB4,103,426, and RMB74,278,294, respectively.

For the year ended December 31, 2015, the Company recorded an out of period adjustment to capitalise interest expense related to prior years of RMB 24,021,913 (US$ 3,707,772) which is immaterial to the current and prior years consolidated financial statements.

p. Land use rights and land lease

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

q. Intangible assets

Intangible assets include purchased software and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 or 10 years, respectively.

r. Business combination and assets acquisition

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group has adopted ASC 805 “Business Combinations,” and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net tangible and intangible assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine forecast the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of operations and comprehensive income includes the net income (loss) attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

s. Investments in affiliates

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

For a sale-leaseback transaction, when the transaction involves real estate or integral equipment, sale-leaseback accounting shall be used by a seller-lessee only if the transaction includes all of the following a) A normal leaseback; b) Payment terms and provisions that adequately demonstrate the buyer-lessor's initial and continuing investment in the property; c) Payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee.

Equipment is determined to be integral when the cost to remove the equipment from its existing location, ship and reinstall at a new site, including any diminution in fair value, exceeds 10% of the fair value of the equipment at the time of original installation.

If a sale-leaseback of real estate qualifies for sale-leaseback accounting, an analysis is performed to determine if the Company can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or capital lease.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback, it is accounted for as a financing, whichever is appropriate under ASC 360.

v. Revenue recognition

(a)	Revenue recognition on product sales

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

For sales of photovoltaic products from PRC to foreign customers, delivery of the products generally occurs at the point in time the product is delivered to the named port of shipment or received by the customers, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV products to domestic customers in PRC or by foreign subsidiaries, delivery of the product occurs generally at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred. In the case of sales that are contingent upon customer acceptance, revenue is not recognized until the deliveries are formally accepted by the customers.

The Group enters into certain sales contracts with retainage terms during 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years (the “Retainage Period”). Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expires. The total amounts of retainage that were not recognized as revenue were RMB194,243,162 and RMB156,158,834 as of December 31, 2014 and 2015, respectively.

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

(b)	Revenue on processing services

The Group provides solar power product processing services to customers and the revenue of processing services is recognized upon completion which is generally evidenced by delivery of processed products to the customers.

(c)	Revenue on electricity generation

The Group recognizes electricity generation revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and been transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured. The price of electricity generated by the Group’s utility-scale and ground-mounted distributed generation (“DG”) solar power plants include a portion that is subsidized by the Chinese central government.

In addition, the Group’s roof top DG power plants are entitled to additional subsidies granted by Chinese central or local government on top of the sales price stipulated in the electricity sales supply agreements.

(d)	Revenue on solar system integration projects

The Group recognizes revenue related to solar system integration projects on the percentage-of-completion basis. The Company estimates its revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No loss provision was recorded in the years ended December 31, 2013, 2014 and 2015.

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

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was RMB12,919,745, RMB101,118,580 and RMB294,398,091 for years ended December 31, 2013, 2014 and 2015, respectively.

y. Warranty cost

Solar modules produced by the Group are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, the Group is exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

Due to limited warranty claim history, the Group estimates warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group began the sales of solar modules in the first half of 2009 and has not experienced any material warranty claims to-date in connection with declines in the power generation capacity of its solar modules or defects. The accrual for warranty cost as of December 31, 2013, 2014 and 2015 were RMB195,235,102, RMB287,087,880 and RMB 418,147,622, respectively. The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2013, 2014 and 2015, warranty costs accrued were RMB67,516,104, RMB92,255,203 and RMB149,304,487, respectively. The utilization of the warranty accruals for the years ended December 31, 2013, 2014 and 2015 were RMB2,798,643, RMB402,425 and RMB18,244,745, respectively.

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

z. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB212,342,881, RMB353,352,484 and RMB542,857,593 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. The Group did not have any interest and penalties associated with uncertain tax positions in the year ended December 31, 2013, 2014 and 2015 as there were no uncertain tax positions.

ad. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

ae. Long-term payables

Long-term payable represents the amounts due to suppliers for purchase of material used in the project assets construction. As part of the payment term, the Group retains a portion of the purchase price, which will generally be paid by the Group two to three years after the related solar projects are completed. The retainages are paid upon certain specific conditions are met or passage of time. Long-term payable is initially recorded at the present value determined based on the market interest rate for long-term borrowing, and amortized over the payment terms of two to three years. Imputed interests of long-term payable were RMB 506,109, RMB 3,102,066 and RMB7,785,952 in the years ended December 31, 2013, 2014 and 2015, respectively, which were included in interest expenses.

af. Fair value of financial instruments

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

The Group's financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term investments, accounts and notes receivable, forward contract receivable, call spread options, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contracts payable, short-term borrowings, long-term borrowings, convertible senior notes and warrants.

The forward contracts receivable and payable, call spread options, capped call options, convertible senior notes and warrants are measured at fair value (Note 30). Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

ag. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2013, 2014 and 2015, the Group received financial subsidies of RMB7,583,102 , RMB49,785,321 and RMB103,578,019 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB63,331,500, RMB92,440,000 and RMB5,169,068 during the years ended December 31, 2013, 2014 and 2015, respectively.

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

During the years ended December 31, 2013, 2014 and 2015, the Group made total appropriations to statutory reserves of RMB5,887,925, RMB66,975,887 and RMB99,858,201, respectively.

aj. Earnings/(Loss) per share

Basic earnings(loss) per share is computed by dividing net income(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings(loss) per share is calculated by dividing net income(loss) attributable to ordinary shareholders, as adjusted for the change in income or loss as result from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options and warrants (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

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

am. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars ("US$" or "USD") as of and for the year ended December 31, 2015 are solely for the convenience of readers and were calculated at the rate of RMB6.4778 to US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2015, or at any other rate.

an. Recent accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09), “Revenue from Contracts with Customers (Topic 606)”. This guidance was issued to clarify the principles for recognizing revenue and developing a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). In addition, in August 2015, the FASB issued Accounting Standards Update No. 2015-14 (ASU 2015-14): “Revenue from Contracts with Customers (Topic 606).” This update was issued to defer the effective date of ASU No, 2014-09 by one year. Therefore, the effective date of ASU No, 2014-09 for public business entities is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group is in the process of evaluating the impact of ASU No. 2014-09 on its consolidated financial statements.

In February 2015, the FASB issued Accounting Standards Update No. 2015-02 (ASU 2015-02), “Consolidation (Topic 810): Amendments to the Consolidation Analysis”. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015, for public companies. Early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In April 2015, the FASB issued Accounting Standards Update No. 2015-03 (ASU 2015-03), “Simplifying the Presentation of Debt Issuance Costs,” in conjunction with their initiative to reduce complexity in accounting standards. This new guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with presentation of a debt discount. The new standard is limited to the presentation of debt issuance costs and will not affect the recognition and measurement of debt issuance costs. The ASU will be effective for periods beginning after December 15, 2015, and interim periods within those fiscal years, for public companies. In August 2015, the FASB issued Accounting Standards Update No. 2015-15 (ASU 2015-15), “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements.” ASU 2015-15 clarifies ASU 2015-03 by allowing the presentation of debt issuance costs related to a line-of-credit to be recorded as an asset instead of as a direct deduction of the carrying amount of the debt liability as required by ASU 2015-03, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU No. 2015-15 is effective upon issuance. The Group has adopted ASU 2015-03 in 2015. (Note 20)

In July 2015, the FASB issued Accounting Standards Update No. 2015-11 (ASU 2015-11), "Inventory (Topic 330): Simplifying the Measurement of Inventory" which applies to inventory that is measured using first-in, first-out ("FIFO") or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out ("LIFO"). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In September 2015, the FASB issued Accounting Standards Update No. 2015-16 (ASU 2015-16), “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments”. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effect on earnings of changes in depreciation or amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, must be recorded in the reporting period in which the adjustment amounts are determined rather than retrospectively. This standard is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2016. Early adoption is permitted as of annual reporting periods beginning after December 15, 2015, including interim reporting periods within those annual periods. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17), "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this Update require that deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Group has not early adopted this Update. As of December 31, 2014 and 2015, the Company recorded current deferred tax assets amounted to RMB 77,562,041 and RMB 79,100,567, respectively, and current deferred tax liabilities amounted to RMB 6,187,087 and RMB 9,266,399, respectively. The Group believes that adoption of this ASU will not have a material effect on its consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

3.	REVENUES

The Group's revenues for the respective periods are detailed as follows:

	For the years ended December 31
	2013	2014	2015
	RMB	RMB	RMB
Sales of solar modules	6,660,317,517	9,155,395,954	15,086,256,789
Sales of silicon wafers	70,636,980	286,585,049	138,293,365
Sales of solar cells	184,203,072	200,643,639	215,048,296
Sales of silicon ingots	1,189,751	-	-
Sales of recovered silicon materials	14,559,658	11,272,636	5,201,794
Processing service fees	71,010,744	69,581,434	-
Solar system integration projects	201,056	11,209,600	3,660,748
Revenue from generated electricity	76,719,737	243,840,336	628,020,511
Total	7,078,838,515	9,978,528,648	16,076,481,503

The Company began developing solar power plant projects in 2011. Prior to connecting the solar power plants to local power grids, the Group’s solar power plants obtained the relevant approvals from the authorities mainly including (i) the approval for the solar power plant issued by National Development and Reform Commission (“NDRC”) or its local branches; (ii) the grid connection approval and grid connection agreement from local grid companies; and (iii) notice for electricity price from NDRC, which includes both the basic portion and government subsidy portion.

Electricity generation revenue represents sales of electricity produced by the solar power plants. Electricity revenue consists of basic portion and government subsidy portion. The basic portion of electricity revenue is borne by the local grid companies and the government subsidy portion of electricity revenue is funded by the China Ministry of Finance (“MOF”). Local grid companies pay government subsidy portion to the Company after their receipt of funds from MOF.

Before July 1, 2013, the Company did not recognise the government subsidy portion as revenue from solar projects due to the lack of detailed government guidelines and uncertainty over the timing of subsidy payment. During the third quarter of 2013, the Chinese government announced a series of policies aimed at streamlining and standardizing government subsidy payments for electricity revenues for solar projects in China as well as expanding the amount invested in renewable energy. In addition, the Company received the government subsidy portion of electricity revenue for certain solar projects for the year 2012 during the third quarter of 2013. As a result of the increased policy clarity and payment certainty, the Company began to accrue the government subsidy portion of electricity revenue starting July 1, 2013. For the electricity revenues recognized in the year ended December 31, 2013, RMB2,125,076 and RMB52,700,759 was related to the government subsidy portion of electricity revenue in 2012 and 2013, respectively. For the electricity revenues recognized in the years ended December 31, 2014 and 2015, RMB161,778,511 and RMB407,967,079 were related to the government subsidy portion of electricity revenues in 2014 and 2015, respectively.

The Group’s solar power plants receive government subsidies after completing certain administrative procedures with MOF, NDRC, and National Energy Administration (“NEA”) to be listed in the Subsidy Catalog. The administrative procedures require the solar power plants to submit the application documents which include NDRC’s approval for the solar power plant and NDRC’s notice for the electricity price, which each power plant has already obtained before connecting to the local power grid.

Since June 2012, a total of five batches of Subsidy Catalog were issued and the most recent batch of Subsidy Catalog was issued on August 21, 2014, or 5th batch catalog. The Group’s power plants connected to the power grids prior to August 2013 have all been listed in the Subsidy Catalog and, has been receiving the subsidy portion of electricity revenue generated on regular basis.

On January 25, 2016, MOF, NDRC and NEA jointly announced a guidance about the implementation of the application process for 6th batch catalog. Solar power plants that were completed and connected to power grids prior to February 28, 2015 and were not included in the previous catalog are expected to be included in the 6th batch catalog. The Group has submitted all the required documents by the due date, February 29, 2016. The amount of subsidy portion of electricity revenue generated by the Group’s power plants to be listed in the 6th batch catalog was RMB 500,587,260, which includes subsidy revenue recognised in 2013, 2014 and 2015 of RMB 5,718,481, RMB 172,737,780 and RMB 322,130,999, respectively. Given the delay in launching the application process for 6th batch catalog, the government subsidy portion of revenue generated by the Group’s power plants which were connected to the power grids subsequent to August 2013, have not been received (Note 8).

Although there has been delay in the collection of the subsidy portion of electricity revenue, management is of the view that the collectability of such receivable is reasonably assured. The registration in the Subsidy Catalog is an administrative procedure and the Group’s power plants are expected to be registered in the Subsidy Catalog in due course. The accrued revenue related to the government subsidy portion are fully recoverable since there has been no bad debt experience with the state grid companies in the past and the subsidy portion of revenue is fully funded by the China central government.

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

The following table summarizes the Group's net revenues generated in respective geographic locations:

	For the years ended December 31
	2013	2014	2015
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	3,461,295,473	4,357,362,571	6,231,071,128
Outside China
America	414,371,308	1,766,283,018	4,146,330,928
UK	227,654,714	1,266,982,317	839,243,321
Chile	4,601,077	580,383,748	1,018,522,680
Turkey	11,200,726	50,119,561	377,663,473
Thailand	28,028,698	65,578,638	328,505,810
South Africa	681,502,434	534,571,266	346,904,294
Japan	112,460,144	486,201,347	997,526,339
Rest of the world	2,137,723,941	871,046,182	1,790,713,530
Total	7,078,838,515	9,978,528,648	16,076,481,503

4.	SEGMENT REPORT

In accordance with FASB ASC 280-010-50-22, the Company considered what financial information is included in the measures of segment profit or loss reviewed by our chief operating decision maker (“CODM”) or are otherwise regularly provided to the CODM, to determine whether to report or disclose a measure of profit or loss and total assets for each reportable segment. The specific items or accounts included in the measure of segment profit or loss reviewed by our CODM or are otherwise regularly provided to the CODM are: revenue from external customer, intersegment revenue, gross profit/(loss), interest income and expenses, and income /(loss) before income taxes.

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

The following table set forth the results of operations of the segments and reconciliation with consolidated results of operations only for the years ended December 31, 2013, 2014 and 2015:

	As of December 31, 2013
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	7,045,771,578	33,066,937	-	7,078,838,515
Revenues—intersegment	323,522,112	43,652,800	(367,174,912)	-
Gross profit— third parties	1,417,204,215	20,147,192	-	1,437,351,407
Gross profit—intersegment	23,712,087	25,716,745	(49,428,832)	-
Interest expense, net	(209,340,372)	(14,036,530)	-	(223,376,902)
Income before income taxes and equity in income/(loss) of affiliated companies	282,959,050	19,467,078	(68,786,825)	233,639,303

Total assets	10,309,643,591	2,218,556,658	(1,916,975,178)	10,611,225,071

	As of December 31, 2014
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	9,740,876,507	237,652,141	-	9,978,528,648
Revenues—intersegment	1,893,735,279	-	(1,893,735,279)	-
Gross profit— third parties	2,103,506,626	136,533,561	-	2,240,040,187
Gross profit—intersegment	153,331,546	-	(153,331,546)	-
Interest expense, net	(220,206,531)	(67,461,121)	-	(287,667,652)
Income before income taxes and equity in income/(loss) of affiliated companies	721,810,289	13,834,867	(153,331,546)	582,313,610

Total assets	15,790,325,086	6,958,477,388	(3,661,166,040)	19,087,636,434

	As of December 31, 2015
	RMB
	Manufacturing	Solar projects	Elimination*	Total
Revenues—third parties	15,454,374,366	622,107,137		16,076,481,503
Revenues—intersegment	1,247,310,767		(1,247,310,767)	-
Gross profit— third parties	2,942,092,054	327,709,046		3,269,801,100
Gross profit—intersegment	109,701,143		(109,701,143)	-
Interest expense, net	(247,449,195)	(138,492,991)		(385,942,186)
Income before income taxes and equity in income/(loss) of affiliated companies	1,044,025,504	24,169,254	(109,701,143)	958,493,615

Total assets	19,647,630,981	11,936,016,724	(4,439,099,201)	27,144,548,504

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

Certain solar power project entities enjoy the preferential tax policies for the development of western regions and applying 15% CIT rate. The enterprises which are eligible for such preferential tax policy must engage in the business falling in the scope of the Catalogue of Encouraged Industries in Western Region (“Western Catalogue”) which was released by National Development and Reform Commission (“NDRC”). Enterprises that are eligible for the reduced CIT rate of 15% may be able to enjoy both the preferential tax rate and tax holiday simultaneously where certain criteria are met.

Additionally, under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totalled RMB2,118,776,728 and the amount of the unrecognized deferred tax liability, calculated based on the 5% rate, on the permanently reinvested earnings was RMB105,938,836 as of December 31, 2015.

Hong Kong

The Company's subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Luxemburg

Jinko Luxemburg is incorporated in Luxemburg and is subject to corporate income tax at 29.22%.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 38%.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.5% in 2015.

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

Malaysia

Jinko Malaysia is incorporated in Malaysia and is subject to corporate income tax at 25%.

Composition of Income Tax Expense

Income/(loss) before income taxes for the years ended December 31, 2013, 2014 and 2015 were taxed within the following jurisdictions:

	For the year ended December 31
	2013	2014	2015
	RMB	RMB	RMB
Cayman Islands	(252,710,798)	73,497,948	(7,990,185)
PRC	334,511,152	695,671,595	850,301,335
Other countries	151,838,949	(186,855,933)	116,182,465
Income/(Loss) before income taxes	233,639,303	582,313,610	958,493,615

For the year ended December 31, 2013, 2014 and 2015, the earnings (losses) attributed to Cayman Islands was mainly due to the fair value gain (loss) from convertible senior notes and capped call options.

The current and deferred positions of income tax (expense)/benefit included in the consolidated statement of operations for the years ended December 31, 2013, 2014 and 2015 are as follows:

	For the year ended December 31
	2013	2014	2015
	RMB	RMB	RMB
Current income tax expenses
PRC	(17,468,843)	(28,703,637)	(105,143,116)
Other countries	(153,468)	(7,722,360)	(13,275,016)
Total current income tax expenses	(17,622,311)	(36,425,997)	(118,418,132)
Deferred tax (expense)/benefit	(910,065)	170,760,020	6,554,493
Income tax (expense)/benefit	(18,532,376)	134,334,023	(111,863,639)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Company's effective tax rate is as follows:

	For the year ended December 31
	2013	2014	2015
	%	%	%
Statutory CIT rate	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	1.2	1.1	1.8
—Change in fair value of convertible senior notes and capped call options	22.8	(2.8)	0.4
—Accrued payroll and welfare expenses	2.2	0.4	1.2
—Change of enacted tax rate	43.8	(9.2)	(2.6)
—Other permanent differences	1.6	4.9	(1.4)
Difference in tax rate of a subsidiary outside the PRC	3.4	0.7	(1.2)
Effect of tax holiday for subsidiaries	(5.8)	(14.6)	(14.4)
Change in valuation allowance	(86.3)	(28.6)	2.9
Effective CIT rate	7.9	(23.1)	11.7

Change of enacted tax rate includes 43.8% impact (RMB102,332,587), -9.2% impact (RMB53,444,015), and -2.6% impact (RMB24,896,609) related to revaluation of deferred tax assets and liabilities upon the change of certain tax holidays during the year ended December 31, 2013, 2014 and 2015, respectively.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31
	2013	2014	2015
	RMB	RMB	RMB
The aggregate amount of effect	25,853,541	85,570,052	138,323,274
Per share effect—basic	0.27	0.70	1.11
Per share effect—diluted	0.27	0.56	1.08

Significant components of deferred tax assets/(liability)—current

	For the year ended December 31
	2014	2015
	RMB	RMB
Net operating losses	209,731	-
Provision for inventories, accounts receivable, other receivable	65,697,562	74,388,533
Change in fair value of forward contracts	(4,422,965)	(244,141)
Accrued warranty costs	9,320,959	20,135,070
Accrued interest	389,575	1,112,954
Other temporary differences	10,991,820	819,098
Total deferred tax assets	82,186,682	96,211,514
Less: Valuation allowance	(4,624,641)	(17,110,947)
Deferred tax assets—current, net	77,562,041	79,100,567

Other temporary differences	(6,187,087)	(9,266,399)
Deferred tax liabilities—current, net	(6,187,087)	(9,266,399)

Significant components of deferred tax assets/liability—non-current

	For the year ended December 31
	2014	2015
	RMB	RMB
Net operating losses	71,314,107	91,209,711
Accrued warranty costs	55,178,012	73,807,284
Timing difference for project assets, property, plant and equipment	33,296,577	25,741,022
Timing difference for revenue recognition of retainage contract	13,267,698	21,260,336
Other temporary differences	(279,551)	(269,037)
Total deferred tax assets	172,776,843	211,749,316
Less: Valuation allowance	(70,652,937)	(85,905,721)
Deferred tax assets—non-current, net	102,123,906	125,843,595

Other temporary differences	(2,572,785)	(11,379,810)
Deferred tax liabilities—non-current, net	(2,572,785)	(11,379,810)

Movement of valuation allowances

	For the year ended December 31
	2013	2014	2015
	RMB	RMB	RMB
At beginning of year	(402,860,548)	(242,117,755)	(75,277,578)
Current year additions	(21,347,390)	(55,339,194)	(60,653,347)
Utilization and reversal of valuation allowances	182,090,183	222,179,371	32,914,257
At end of year	(242,117,755)	(75,277,578)	(103,016,668)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2014 and 2015, valuation allowances of RMB75,277,578 and RMB103,016,668 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries by jurisdiction. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowance was reversed in 2015 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB33 million in 2015.

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

The change in the carrying amount of redeemable non-controlling interests for the years ended December 31, 2014 and 2015 is as follows:

	For the year ended December 31
	2014	2015
	RMB	RMB
Beginning Balance	-	1,435,585,290
Recognition of redeemable non-controlling interest in the current year	1,383,264,900	-
Accretion to redemption value of redeemable non-controlling interests	52,320,700	172,340,442
Ending Balance	1,435,585,290	1,607,925,732

7. ACQUISITION OF SOLAR POWER PLANTS

In June 2015, the Group completed the transactions to acquire 100% equity interest of two solar power project companies located in Shufu and Atux, which have started production since 2014. The purchase consideration is RMB114 million. These two transactions were accounted as business acquisitions under ASC 805. The results of the acquired entities’ operations have been included in the consolidated financial statements of the Company since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

Year Ended December 31,
2015
RMB
Net assets acquired	114,000,000
Total considerations	114,000,000

Based on the Group’s assessment, the revenues and net earnings of Shufu and Atux were not considered material to the Group both individually and in aggregate for the year ended December 31, 2015. Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated statements of operations and comprehensive income, either individually or in aggregate.

8. ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2014	2015
	RMB	RMB
Accounts receivables	3,546,873,497	3,692,432,783
Allowance for doubtful accounts	(428,570,077)	(335,713,383)
Accounts receivable, net	3,118,303,420	3,356,719,400

As of December 31, 2015, accounts receivable with net book value of RMB420,422,895 were pledged as collateral for the Group’s borrowings (Note 20).

The Group’s accounts receivables include the government subsidy portion of revenue from the sales of electricity, which is subject to the allocation of funds by the MOF and paid by local grid companies after the solar power plant is listed in the Subsidy Catalog (Note 3).

As of December 31, 2015, the accounts receivables balance of RMB 572,083,538 (December 31, 2014: RMB 150,107,301), represented subsidy portion of revenue that will be received after the Group’s power plants are listed in the Subsidy Catalog. Of the balance, RMB 500,587,260 was related to the subsidy portion of electricity revenue generated by the Group’s power plants to be listed in the 6th batch catalog. The accounts receivable related to subsidy portion of electricity revenue is expected to be collected by December 31, 2016.

The management considers that the accounts receivables balance related to the subsidy portion of electricity revenue is fully recoverable, since there has been no bad debt experience with the state grid companies in the past and the subsidy is fully funded by the China central government.

Movement of allowance of doubtful accounts

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB
At beginning of year	673,671,445	445,956,167	428,570,077
Addition	121,315,213	188,572,147	151,959,676
Write-off	(40,819,459)	(44,538,077)	(38,500,106)
Reversal	(308,211,032)	(161,420,160)	(206,316,264)
At end of year	445,956,167	428,570,077	335,713,383

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

The significant bad debt reversal represents the cash collection of the fully reserved long-term receivables. The Company made bad debt provisions for certain long-term receivables in prior years which were in line with the adverse economic environment in solar industry. With the recovery of solar industry since 2013, the Company made its best effort to improve the cash collection for the long-aged accounts receivables. The cash received was recorded as the reversal of prior year bad debt allowance.

9. ADVANCES TO SUPPLIERS, NET – THIRD PARTY

	As of December 31,
	2014	2015
	RMB	RMB
Advances to suppliers - current	87,647,202	258,114,710
Provision for advances to suppliers	(6,724,857)	(6,724,857)
Advances to suppliers, net	80,922,345	251,389,853

The Group's advance payments to suppliers with purchase contracts with term of more than one year were made to two major suppliers, Hoku Materials, Inc. ("Hoku"), a fully owned subsidiary of Hoku Corporation (formerly known as "Hoku Scientific, Inc.") and Wuxi ZhongCai Technologies Co., Ltd., ("Wuxi Zhongcai") respectively in 2012. The Group previously entered into long-term polysilicon supply agreements with each of Hoku and Wuxi Zhongcai. As a result of continuing significant decline in the polysilicon purchase price and the adverse developments in those suppliers’ operations during 2012, including the suspension of their productions, the Group made full provision of RMB223,043,440 for the full outstanding balances of inventory purchase prepayment made to those two suppliers under long-term polysilicon supply contracts during the year ended December 31, 2012. The Group wrote off the provision of RMB223,043,440 during the year ended December 31, 2014 and no longer has any advances with these two suppliers. The Company recorded provisions of RMB2,694,857 and nil against advances with other suppliers for the years ended December 31, 2014 and 2015, respectively.

As of December 31, 2014 and 2015, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

10. INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Raw materials	638,652,057	530,073,129
Work-in-progress	324,604,192	591,775,978
Finished goods	927,891,802	2,081,475,935
Total	1,891,148,051	3,203,325,042

Write-down of the carrying amount of inventory to its estimated market value was RMB163,728,489, RMB75,935,281 and RMB98,791,960 for the years ended December 31, 2013, 2014 and 2015, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than its carrying amount due to lower photoelectric conversion efficiencies.

As of December 31, 2015, inventories with net book value of RMB475,722,102 were pledged as collateral for the Group’s borrowings (Note 20).

11. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Value-added tax deductible	685,696,580	697,764,644
Deposit for customer duty, bidding and others	68,027,240	99,610,364
Assets held for sale related to land use right	-	38,832,489
Prepayment for income tax	17,439,451	31,683,090
Receivables related to land use right disposal	-	20,435,188
Prepaid commission	9,095,471	18,970,826
Prepaid insurance premium	15,060,226	17,634,229
Rental deposit and prepayment	31,054,808	15,850,741
Employee advances	15,602,935	15,449,587
Receivables of option exercised	226,952	10,210,003
Deposits related to construction of solar projects	9,880,000	13,385,573
Prepaid land lease	674,617	9,138,476
Derivative assets	-	7,277,406
Prepaid professional service fee	18,149,624	4,526,264
Prepayment for share repurchase	25,471,153	-
Deposits related to acquisition of subsidiaries	10,000,000	-
Others	6,543,254	34,294,522
Total	912,922,311	1,035,063,402

Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

As of December 31, 2014 and 2015, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

Derivative assets represent the foreign exchange call spread option the Group purchased in 2015 which will mature within 12 months. (Note 30)

12. INVESTMENTS IN AFFILIATES

Investments accounted for under the equity method.

The movement of the investments in equity method is as follows:

	As of December 31,
	2014	2015
	RMB	RMB
At the beginning of year	86,368,746	95,918,035
Share of gain of affiliated companies	9,549,289	13,669,112
At the end of year	95,918,035	109,587,147

On December 20, 2012, JinkoSolar signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. (“Jinchuan Group”), a Chinese state-owned enterprise, to jointly invest in and establish a company named Gansu Jintai Electronic Power Co., Ltd. (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic (“PV”) solar power plant in Jinchang, Gansu Province, China. JinkoSolar holds 28% equity interest in Gansu Jintai and accounts for its investment in Gansu Jintai using the equity method as JinkoSolar has the ability to exercise significant influence over the operating and financial policies of the investee. JinkoSolar’s share of Gansu Jintai ’s results of operations is included in equity (loss)/gain in affiliated companies in the Group’s consolidated statements of operations, with an amount of RMB9,549,289 and RMB13,669,112 for the year ended December 31, 2014 and 2015, respectively.

Investments accounted for under the cost method

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gaisu province, China, for a consideration of RMB7,200,000. The Group accounted for the RMB7.2 million using the cost method of accounting.

13. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment and related accumulated depreciation are as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Buildings	674,404,784	843,434,719
Machinery and equipment	3,587,003,598	4,109,490,563
Motor vehicles	31,996,742	34,708,696
Furniture, fixture and office equipment	70,296,117	92,267,645
	4,363,701,241	5,079,901,623
Less: Accumulated depreciation	(1,354,103,750)	(1,732,792,756)
Less: Impairment	(37,759,828)	(35,281,427)
Subtotal	2,971,837,663	3,311,827,440
Construction in progress	129,957,509	459,628,038
Property, plant and equipment, net	3,101,795,172	3,771,455,478

Depreciation expenses were RMB328,311,127 , RMB348,022,445 and RMB393,162,784 for the years ended December 31, 2013, 2014 and 2015, respectively.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

In the years ended December 31, 2013, 2014 and 2015, the Group recorded impairment of RMB3,573,248, RMB6,217,151 and nil related to the retirement of certain equipment in the wafer and cell production line that had become obsolete.

As of December 31, 2015, certain property, plant and equipment with net book value amounting of RMB2,063,567,296 are pledged as collateral for the Group’s borrowings (Note 20).

14. PROJECT ASSETS

Project assets and related accumulated depreciation are as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Completed	3,405,809,971	6,740,017,854
Under construction	1,065,404,823	651,828,100

Less: Accumulated depreciation	(118,144,405)	(347,117,150)
Project Assets, net	4,353,070,389	7,044,728,804

As of December 31, 2014 and 2015 the balances of project assets was RMB4,353,070,389 and RMB7,044,728,804, respectively. As of December 31, 2014 and 2015, RMB2,027,560,954 and RMB3,334,207,883 of project assets had been completed and connected to the grid. The revenues from connection to the grid for the years ended December 31, 2014 and 2015 were RMB237,539,126 and RMB618,446,388, respectively. Depreciation expenses of project assets were RMB85,693,840 and RMB228,972,745 for the years ended December 31, 2014 and 2015, respectively.

As of December 31, 2015, project assets with net book value of RMB3,560,574,593 were pledged as collateral for the Group’s borrowings (Note20).

15. LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC.

	As of December 31,
	2014	2015
	RMB	RMB
Land use rights	406,639,529	386,633,770
Less: accumulated amortization	(34,707,379)	(36,719,630)
Land use rights, net	371,932,150	349,914,140

Amortization expense was RMB6,664,272 , RMB6,882,863 and RMB6,300,488 for the years ended December 31, 2013, 2014 and 2015, respectively. As of December 31, 2015, estimated amortization expense in each of the next five years is RMB6,937,672.

As of December 31, 2015, Certain land use rights with net book value of RMB303,519,533 were pledged as collateral for the Company’s borrowings (Note 20).

16. INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2014	2015
	RMB	RMB
Trademark	1,828,762	3,071,480
Computer software	11,240,538	23,457,861
Less: accumulated amortization	(3,105,252)	(5,326,100)
Intangible assets, net	9,964,048	21,203,241

Amortization expense was RMB953,290 , RMB1,136,953 and RMB2,223,458 for the years ended December 31, 2013, 2014 and 2015, respectively.

17. OTHER ASSETS

Other assets consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB
VAT recoverable for solar power plants	186,077,827	414,595,769
Prepayment for warranty insurance premium	68,933,792	87,195,213
Prepayments for purchase of property, plant and equipment	98,361,331	71,631,287
Prepayments for land lease	20,419,212	66,596,038
Deferred charges	47,390,407	59,874,717
Prepayments for construction of project assets	48,797,710	57,578,600
Prepayment for roof lease	-	2,080,000
Long-term deposit	-	2,600,000
Prepaid Service charge for bank borrowing	-	3,634,740
Insurance premium	-	4,191,112
Long-term interest receivable	2,230,777	3,521,735
Prepayments for land use rights	1,955,518	1,950,000
Long receivables due from a third party	-	9,000,000
Others	311,110	1,827,064
Total	474,477,684	786,276,275

18. OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2014	2015
	RMB	RMB
Payables for project assets	745,106,497	1,238,489,738
Payables for purchase of property, plant and equipment	163,015,047	323,124,629
Freight payables	112,111,724	142,678,891
Value-added tax and other tax payables	77,827,147	89,567,061
Accrued warranty cost	64,199,521	88,911,062
Accrued utilities, rentals and interest	39,474,340	87,683,202
Government grants related to assets	67,840,000	39,359,068
Contracted labor fee	39,329,924	37,451,104
Countervailing and anti-dumping duty	12,914,931	30,052,841
Accrued professional service fees	11,325,928	17,507,860
Commission payables	11,466,566	17,106,323
Payable for litigation claim (note 29 (c))	-	15,331,850
Deposits	5,824,000	15,629,000
Insurance premium payables	5,946,378	2,557,415
Borrowing from third parties	5,548,568	2,447,349
Public offering issuance cost	2,481,149	2,328,174
Others	27,731,957	78,344,582
Total	1,392,143,677	2,228,570,149

The government grant was under Golden Sun Program which was sponsored by China's Ministry of Finance, Ministry of Science and Technology, the National Energy Administration of the National Development and Reform Commission, and the Ministry of Housing and Urban-Rural Development. These grants will be deducted from the carrying amount when the assets are ready for use.

19. BONDS PAYABLE AND ACCRUED INTEREST

On January 29, 2013, Jiangxi Jinko issued a six-year bond with an aggregate principal amount of RMB800,000,000 which bears a fixed annual interest rate of 8.99% and will mature on January 28, 2019. At the end of the third year in the life of the bonds, the Group has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bond, at such time. The bond is recorded on amortized cost basis with the interest rate of 8.99%. Interest expense related to the bond was RMB66,725,778 and RMB66,725,778 for the year ended December 31, 2014 and 2015,respectively.

Bonds payable are all issued at face value, unsecured from the issuance date.

As the put option of the bondholders came into effect in January 2016, the Company reclassified the bonds payable to current liability in 2015.

As the Group has early adopted ASU 2015-03 in 2015, bond issuance costs amounted to RMB 3,733,333 (US$ 576,327) was retrospectively adjusted as a direct deduction from the carrying amount of the bond liability as of December 31, 2014.

20. BORROWINGS

(a) Short-term borrowings

	As of December 31,
	2014	2015
	RMB	RMB
Short-term bank borrowings	2,566,366,459	3,007,186,488
Long-term bank borrowings—current portion	40,500,000	282,962,717
Total short-term borrowings	2,606,866,459	3,290,149,205

The short-term bank borrowings outstanding as of December 31, 2014 and 2015 carried a weighted average interest rate of 4.78% and 5.08% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2015 were borrowings of RMB32,944,442,RMB870,166,389 and RMB140,908,818 which are denominated and repayable in EURO, USD and JPY, respectively.

In 2013, Jiangxi Jinko entered into a loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) for a three-year loan in the principle amount of RMB 8,000,000. In 2013, Jiangxi Jinko received RMB 8,000,000 proceeds which were interest free. The borrowing was collateralized on stock rights of Jiangxi Jinko, which was hold by Jinko Technology. As of December 31, 2015, the Company reclassified the balance to short-term bank borrowings.

In March 2015, the Company entered into a five-year RMB3.0 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. to strengthen the Company’s leading position in the development of downstream solar projects and manufacturing capabilities. As of December 31, 2015, the Company has not drawn down any loan balance related to the strategic financing agreement.

In July 2015, JinkoSolar Power entered into a three-year RMB3.0 billion line of credit agreement with Ping An Bank which will be used to support the development of its PV projects. As of December 31, 2015, JinkoSolar Power has drawn down RMB 389 million in forms of one-year borrowings which is due and payable in June, 2016. The weighted average interest rate of the borrowing was 6.16% for the year ended December 31, 2015.

In August 2015, Jiangxi Jinko entered into a 20-month RMB700.0 million loan agreement with The Export-Import Bank of China. As of December 31, 2015, Jiangxi Jinko has drawn down RMB 328,505,786 which is due and payable in 2016. The effective interest rate of the borrowing was 4.14% as of December 31, 2015.

In September 2015, JinkoSolar Power entered into a three-year line of credit of up to RMB10.0 billion strategic agreement with the Industrial and Commercial Bank of China Jiangxi Provincial branch. As of December 31, 2015, JinkoPower Solar has drawn down RMB 10 million in the form of one-year borrowings which is due and payable in December, 2016. The effective interest rate of the borrowing was 4.515% for the year ended December 31, 2015.

As of December 31, 2015, the Group had short-term bank borrowings of RMB784,255,064 which were credit loans. The remaining short-term bank borrowings of RMB2,497,894,141 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:

•	Borrowings of RMB216,315,543 guaranteed by Jiangxi Jinko, RMB140,908,819 guaranteed by Jinko Holding, RMB 119,480,800 guaranteed by Jinko Holding and Zhejiang Jinko, RMB47,994,478 guaranteed by Jiangxi Jinko, Zhejiang Jinko and shareholders, and RMB2,000,000 guaranteed by Jiangxi Jinko and Jinko Holding, respectively.

•

Borrowings of RMB64,936,000 collateralized on letter of guarantee issued by Zhejiang Jinko.

Borrowings of RMB17,000,000 collateralized on related party's equipment and land use right, and also guaranteed by the Shareholders.

Borrowings of RMB169,936,000 collateralized on the Group's inventory. The net book value of the inventory was RMB414,722,102.

Borrowings of RMB53,000,000 collateralized on the Group’s land use right. The net book value of the land use right was RMB91,800,803.

Borrowings of RMB171,380,000 collateralized on the JinkoSolar Power’s share pledge, and guaranteed by shareholders, Jiangxi Jinko.

•

Borrowings of RMB1,239,460,586 collateralized on the Group's certain building and equipment, including RMB472,797,600 which were also collateralized on the Group's certain land use rights, RMB235,000,000 were also collateralized on the Group's certain inventory. In addition, included in these borrowings there were borrowings of RMB113,000,000 guaranteed by the Shareholders, RMB73,000,000 guaranteed by Zhejiang Jinko, RMB299,900,000 guaranteed by Jiangxi Jinko. The net book value of the land use right, building, equipment and inventory was RMB211,718,731, RMB352,699,510, RMB1,710,867,785, and RMB61,000,000, respectively as of December 31, 2015.

Borrowings of RMB255,481,915 collateralized on the Group’s certain project assets and accounts receivables, the net book value of the project assets and accounts receivables was RMB3,560,574,593 and RMB418,947,905, respectively as of December 31,2015. In addition, included in these borrowings there were borrowings of RMB42,530,746 guaranteed by the Shareholders, RMB180,786,421 guaranteed by Jiangxi Jinko, RMB35,530,746 guaranteed by JinkoSolar Power, RMB220,981,915 guaranteed by JinkoSolar Power’s share pledge.

(b) Long-term borrowings

	As of December 31,
	2014	2015
	RMB	RMB
Long-term bank borrowings	997,000,000	2,587,103,200
Long-term borrowings with embedded warrants	-	905,557,426
Financings associated with failed sale-lease back transactions	-	1,418,206,142
Less: Current portion	(40,500,000)	(282,962,717)
Total long-term borrowings	956,500,000	4,627,904,051

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
2016	282,962,717
2017	1,405,796,203
Thereafter	3,222,107,848
Total	4,910,866,768

1) Long-term bank borrowings

In 2015, the Group entered into a loan agreement with Financial Investment Management Center of Jiangxi Province for a three-year loan in the principle amount of RMB20,000,000. The borrowing was collateralized on stock rights of Jiangxi Jinko, held by Jinko Technology.

Borrowings of RMB383,122,400 were guaranteed by Zhejiang Jinko, and Jinko Holding.

In 2013, 2014 and 2015, the Group entered into loan agreements for an aggregate principle amount of RMB2,301.4 million for the term of 15 years with China Development Bank to develop power plant projects, which was repayable in installments from May 2013 to April 2032. As of December 31, 2015, the balance of these borrowings was RMB2,156,500,000, including 106,000,000 which will due in 2016. The loan carries a variable interest rate that is determined with reference to the prevailing base lending rate set by People’s Bank of China. The effective interest rate of the borrowing was 6.03% as of December 31, 2015. Interest is payable quarterly. The borrowing was collateralized on certain of the Group’s solar power project assets, accounts receivable, and also guaranteed by a Shareholder, Jinko Power Co., Ltd. and a subsidiary of Jinkosolar Holding. The net book value of solar power project assets and accounts receivable collateralized were RMB 3,560,574,593 and RMB 322,275,258, respectively, as of December 31, 2015. The borrowing was also collateralized on the equity interests of certain of the Group’s subsidiaries of which the total net assets were RMB686,909,010.

2) Long-term borrowings with embedded warrants

In July 2015, JinkoSolar Power entered into a loan agreement with Credit Suisse and 6 other financial institutions for an eighteen months loan in the principle amount of USD150,000,000 to develop power plant projects. The interest rate is 6% plus LIBOR per annum, and accrued interest is due and payable at the end of every six months. Total debt issuance cost of USD4,000,000 was deducted from the proceeds directly. The loan shall become immediately due and payable upon the occurrence of an IPO of JinkoSolar Power or change of control of JinkoSolar Holding, or any unlawful matter occurs. This financing was guaranteed by Canton Best BVI, Jinko Power Co., Ltd., and a subsidiary of Jinkosolar Holding.

In conjunction with the loan agreement, JinkoSolar Power issued 6,750 warrants or entitlement of 0.675% of JinkoSolar Power's fully diluted share capital to these 7 financial institutions to acquire JinkoSolar Power’s fully-paid ordinary shares.

The warrant holders can purchase ordinary shares anytime during the term of the above loan at exercise price which is the Par Value of US$0.0000001. The entitlement of shares expressed as a percentage of JinkoSolar Power’s fully diluted share capital is adjusted based on the time when IPO occurs, as: a) 0.675% if an IPO occurs within 6 months from July 24, 2015 (“Utilisation Date”); b) 1.425% if an IPO occurs after 6 months and within 12 months Utilisation Date; and c) 2.10% if an IPO occurs after 12 months of the Utilisation Date. The entitlement of the shares is also subject to adjustment in the case of a non-qualifying IPO event of JinkoSolar Power. Warrant holders can elect for net cash settlement if IPO of JinkoSolar Power occurs.

The warrant holders have the put rights to request JinkoSolar Power to purchase all or part of its outstanding warrants in case of a put event, where a) an IPO occurs prior to the Final Maturity Date of the loan (January 10, 2017); b) an IPO has not occurred as at the Final Maturity Date; c) all of the Loan is repaid, or becomes due and payable, prior to the Final Maturity Date of the loan facility; or d) an event of default occurs and (if the Loan is then outstanding) there is an acceleration of the loan prior to the Final Maturity Date. The repurchase price is equal to the aggregate of: (a) an amount that would give an internal rate of return of 10% on the aggregate principal amount of the loan, calculated from the Utilisation Date until the later of (i) the date of full repayment of the loan and (ii) the date that falls twelve months after the Utilisation Date; less the aggregate principal amount of the loan which has been repaid and all interest paid by JinkoSolar Power at the time of a warrant holder's exercise of the warrant put rights.

In accordance with ASC subtopic 480, the warrants are legally detachable and separately exercisable from the loan and thus accounted for as a freestanding instrument. As the warrant holder can either exercise the warrant to subscribe for fully-paid ordinary shares, or elect for net cash settlement upon the exercise of the warrants, which falls within the scope of ASC 480. Accordingly, the warrants are liability derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income.

Therefore, the loan proceeds are allocated first to the warrants based on their fair value, and the residual is allocated to the base loan facility and creating a discount on debt. The discount on debt resulted from the allocation of the proceeds to warrants and transactions fees allocated to the loan are accounted for under the effective interest method.

The fair value of the warrants at the issuance date of July 24, 2015 was US$10,190,000 (RMB 62,331,211), and the residual allocated to the loan was US$139,810,000 (RMB 855,203,789). Total transaction cost was US$ 4,358,118 (RMB 26,658,170), among which US$ 296,061 (RMB 1,810,978) allocated to warrants were charged to financial costs as incurred during the year ended December 31, 2015, and US$ 4,062,057 (RMB 24,847,192) allocated to the loan were recorded as debt discount as the Group has early adopted ASU 2015-03 in 2015.

The fair value of the warrants at December 31, 2015 was US$ 10,530,000 (RMB 68,377,608) and the fair value change of US$ 340,000 (RMB 2,096,024) was recorded in the Company’s consolidated statements of operations and comprehensive income. The effective interest rate of the loan was 13.95% per annum. Total interest cost associated with the loan incurred during the year ended December 31, 2015 was US$ 8,017,525 (RMB 49,954,794). The carrying value of the loan as of December 31, 2015 was US$ 139,453,836 (RMB 905,557,426) due to debt discount amortization of US$ 3,705,892 (RMB 24,064,580).

3) Financings associated with failed sale-lease back transactions

In 2015, certain subsidiaries of JinkoSolar Power (“seller-lessee”) sold 317MW self-built solar projects (“leased assets”) with carrying amount of RMB 1,276,496,254 to different domestic financial leasing companies (“buyer-lessors”) for cash consideration of RMB2,033,000,000 and simultaneously entered into the contracts to lease back the leased assets from the buyer-lessors for 5 to 12 years. As of December 31, 2015, the seller-lessee received RMB1,589,704,880 proceeds in total netting off the transaction costs of RMB 53,295,120. Pursuant to the terms of the agreements, seller-lessee is required to pay to the buyer-lessors lease payment over the lease period and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease.

As the leased assets are considered integral with real estate under ASC 360, the sale-leaseback rules related to real estate are applied. The lease transactions do not qualify as a sale-leaseback transaction as these solar projects are initially invested and build up by seller-lessee with expected useful life of 20 years, and are continuingly maintained by seller-lessee. Seller-lessee has an obligation to repurchase the leased assets upon the expiry of the lease. In addition, after the lease period, seller-lessee will keep using the assets and has no plans to sell or early-disposal. Accordingly, these transactions are accounted for as financing transactions in accordance with ASC 840. Internal rate of return is used in the computation of interest cost.

As of December 31, 2015, the Company recorded RMB1,268,724,225 under long-term borrowings and RMB 149,481,917 as current portion. The weighted average effective interest rate of the financing was 6.55% and interest costs incurred during the year ended December 31, 2015 were RMB 9,813,448. These sale-leaseback financings were collateralized by each seller-lessee’s solar power project assets, equity interests, accounts receivable, and also guaranteed by a shareholder, Jinko Power Co., Ltd., and Jiangxi Jinko. The net book value of solar power project assets, equity interest and accounts receivable collateralized were RMB1,276,496,254, RMB 862,082,542 and RMB 98,147,637 respectively, as of December 31, 2015.

21. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the years ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Numerator:
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Basic	188,011,825	673,025,055	683,751,534
Elimination of convertible senior notes interest on assumed conversion	-	64,960,833	-
Elimination of exchange gain on convertible senior notes on assumed conversion	-	5,862,093	-
Elimination of change in fair value of convertible senior notes on assumed conversion	-	(150,790,707)	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders – Diluted	188,011,825	593,057,274	683,751,534

Denominator:
Denominator for basic calculation - weighted average number of ordinary shares outstanding	94,018,394	122,980,870	124,618,416
Dilutive effects of share options	2,017,591	3,934,741	3,184,545
Assumed conversion of convertible senior notes	-	26,870,920	-
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	96,035,985	153,786,531	127,802,961

Basic earnings per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	2.00	5.47	5.49
Diluted earnings per share attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	1.96	3.86	5.35

As disclosed in Note 6, redeemable non-controlling Interests, JinkoSolar Power issued redeemable convertible preferred shares, which are accounted for as redeemable non-controlling interest and are accreted from the initial carrying value to the ultimate redemption price on the earliest possible redemption date. For the year ended December 31, 2014 and 2015, accretion of RMB52,320,700 and RMB172,340,442, respectively for redeemable non-controlling interests was recorded as a charge to decrease net income to arrive at net income attributable to JinkoSolar Holding’s ordinary shareholders. After the accretion, JinkoSolar Power has a net deficit for 2014 and 2015 and there was no remaining earnings attributable to its redeemable convertible preferred shares.

For the year ended December 31,2013 and 2015, the convertible senior notes were not included in the calculation of diluted EPS because of their anti-dilutive effect.

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB210,287,692 and RMB285,258,650 as of December 31, 2014 and December 31, 2015, respectively.

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

On September 26, 2013, the Ministry of Human Resources and Social Security of the People's Republic of China announced “Regulations on the Declaration and Payment of Social Welfare” (“New Social Security Regulation”), which took effect on November 1, 2013. The New Social Security Regulation clarifies that the local social security authority should issue a notification to the employers who fail to make appropriate contribution of social security and a late-payment penalty charge will only be imposed to employers who fail to pay the outstanding contribution within five days upon the receipt of the notification. However, there were different interpretations of the New Social Security Regulation as to applicability of the penalty charge by different local authorities in difference cities and provinces in late 2013, therefore, the Company started to perform investigation and legal assessment as well as communicating with relevant local authorities since then and continued to accrue penalty charge as of December 31, 2013. Legal assessment was completed in late 2014. In the opinion of the management, the probability that the Company would be required to pay late-payment penalty in connection with the unpaid contribution is remote, given that the Company has received certificates from local social security authorities which confirmed that the Company was in compliance with the local social insurance regulations as of December 31, 2014 and that local social security authorities have not issued any notification for payment of outstanding contribution to the Company. Accordingly, the Company reversed penalty accruals related to outstanding social welfare contributions for RMB25,807,949 in the year ended December 31, 2014, and did not continue to accrue for late-payment penalty since then.

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

As a result of the depressed market conditions, the Company repurchased 2016 Notes with face value of US$2 million or 1.6% of the Notes at approximately 41% of the face value up to December 31, 2011. There were no repurchase of 2016 Notes in the years ended December 31, 2012, 2013 and 2014. The Company repurchased 2016 Notes with face value of US$22.5 million or 18% of the Notes at approximately 96% of the face value during the year ended December 31, 2015.

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

As of December 31, 2013, 2014 and 2015, the estimated fair value of the 2016 Notes amounted to approximately RMB770,485,897, RMB721,541,380 and RMB650,916,976, respectively. The Company recorded foreign exchange gain of RMB18,298,249 for the year ended December 31, 2013 and exchange loss of RMB3,039,266 and RMB44,945,341 for the year ended December 31, 2014 and 2015, respectively. Gain from change in fair value of the 2016 notes was RMB51,983,783 in the year ended December 31, 2014. Loss from change in fair value of convertible senior notes was RMB305,202,478 and RMB22,926,918 in the year ended December 31, 2013 and 2015, respectively. (Note 30).

As of December 31, 2014 and 2015, the estimated fair value of the 2019 Notes amounted to approximately RMB 818,857,265 and RMB856,064,385, respectively. The Company recorded foreign exchange loss of RMB 2,814,189 and RMB51,733,120 for the year ended December 31, 2014 and 2015, respectively. Gain from change in fair value of the 2019 notes was RMB98,806,924 and RMB14,526,000 in the year ended December 31, 2014 and 2015, respectively. (Note 30).

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

The fair value of capped call options was RMB107,223,601, RMB21,098,263 and RMB17,490,323 as of December 31, 2013, 2014 and 2015,respectively. We recorded loss of RMB86,689,063 and RMB6,170,282 for the years ended December 31, 2014 and 2015, and gain of RMB92,295,905 for the year ended December 31, 2013 in change in fair value of capped call options(Note 30).

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

For the year ended December 31, 2012, 173,570 outstanding ADSs (694,280 shares) were repurchased with a total consideration of RMB5,521,130, which is shown as treasury stock. As of December 31, 2014 and 2015, total of 430,800 ADSs (1,723,200 shares) were repurchased but have not been retired with a total consideration of RMB13,875,553 which is shown as treasury stock.

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

As of December 31, 2014 and 2015 the Company’s issued and outstanding shares were 124,292,030 and 125,473,930, respectively.

26. SHARE BASED COMPENSATION

a)	JinkoSolar Holding

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

On March 1, 2015, under the 2009 and 2014 Plan, the Company granted to certain officers options to purchase 320,000 ordinary shares of the Company at an exercise price of US$5.93 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from March 1, 2015, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On April 13, 2015, under the 2014 Plan, the Company granted to certain officers options to purchase 160,000 ordinary shares of the Company at an exercise price of US$5.93 per share. The share options will vest in 5 successive equal annual installments on the last day of each year from April 13, 2015, provided that the personnel's service with the Company has not terminated prior to each such vesting date.

On August 20, 2015, the Company extended the expiration date of 1,352,840 stock options granted to an officer from October 1, 2015 to October 1, 2016. As a result of this modification, the Company recorded additional stock-based compensation expense of RMB180,553 for the year ended December 31, 2015.

A summary of activities under the Company’s share-based compensation plan is as follow:

	Number of option outstanding	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(US$/share)	(in years)	(RMB)
Balance as of January 1, 2015	15,625,322	4.55
Granted	480,000	6.29
Exercise	(1,181,900)	2.32
Forfeited	(296,000)	5.81
Balance as of December 31, 2015	14,627,422	4.77	6.53	201,482,162

Vested and expected to vest as of December 31, 2015	9,030,401	4.09	5.22	162,941,498
Vested and exercisable as of December 31, 2015	5,475,422	3.49	3.84	119,156,340

Included in the number of share options granted during 2015, 142,020 options were granted under the 2009 Plan and 337,980 options were granted under 2014 Plan.

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, US$6.9 (RMB 40.75) per share as of December 31, 2015 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2013, 2014 and 2015 were RMB76,736,538, RMB67,877,828 and RMB 152,515,116, respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was RMB23.32, RMB28.42 and RMB27.73 per share, respectively.

A summary of non-vested shares activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-average fair value on grant date (RMB/Share)

Non-vested at January 1, 2015	11,950,016	25.45
Granted	480,000	27.73
Vested	(3,046,016)	22.20
Forfeited	(232,000)	30.88
Non-vested at December 31, 2015	9,152,000	26.52

Expected to vest as of December 31, 2015	3,554,979	24.06

The total fair value of shares vested for the years ended December 31, 2013, 2014 and 2015 were RMB18,548,052, RMB20,422,248 and RMB67,627,740, respectively.

The share-based compensation expense for the year ended December 31, 2013, 2014 and 2015 was recorded in the respective items:

	As of December 31,
	2013	2014	2015
	RMB	RMB	RMB
Costs of revenues	505,036	203,140	118,301
Selling expenses	1,499,187	6,397,902	23,625,827
General and administrative expenses	15,987,983	34,164,506	81,024,667
Research and development expenses	-	1,924,447	7,945,590
Total	17,992,206	42,689,995	112,714,385

As of December 31, 2015, the company had 14,627,422 options outstanding. Total share-based compensation cost, determined based on the fair value of the options on the grant dates applying an estimated forfeiture rate of 10%, amounted to approximately RMB112,714,385 of which the amounts of RMB17,992,206, RMB42,689,995 and RMB112,714,385 was recognized for the year ended December 31, 2013, 2014 and 2015, respectively.

As of December 31, 2015, the Company had unrecognized share-based compensation expense RMB171,208,752 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 4.0 years. For the year ended December 31, 2015, total cash received from the exercise of share options was RMB 7,613,965.

The fair value of options grant during the year ended December 31, 2015 is estimated on the date of grant using Black-Scholes model with the following assumptions:

2015

Expected volatility	83.49%-91.68%
Expected dividend yield	0%
Expected terms	6.5
Risk-free interest rate	1.50%-1.74%
Fair value per option at grant date (RMB)	25.62-35.31

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

b)	JinkoSolar Power

In October 2014, JinkoSolar Power adopted its 2014 Equity Incentive Plan (the “JinkoSolar Power 2014 Plan”), which permits the grant of stock options, restricted shares and restricted share units of JinkoSolar Power to its employees, directors and consultants of the JinkoSolar Power. Under the plan, a total of 12,766 ordinary shares (12,766,000 shares post the thousand-for-one share split by JinkoSolar Power in April 2015) of JinkoSolar Power were initially reserved for issuance.

On May 4, 2015, JinkoSolar Power granted 8,680,880 share options to its directors, officers and employees, under JinkoSolar Power 2014 Plan to purchase ordinary shares of JinkoSolar Power. Subject to the individuals’ continued employment with JinkoSolar Power, and only upon the completion of an IPO of JinkoSolar Power, the option shall vest and become exercisable with respect to the vesting schedule as following.

- 7,021,300 share options granted to directors and employees will vest and exercisable in 5 successive equal annual installments on the last day of each year from grant date.

- 1,659,580 share options granted to an officer will vest by 40% on the grant date, and 30% on each of the second and third anniversaries of the grant date. In addition, if the officer’s employment with JinkoSolar Power is terminated as a result of certain defined events or situations, any then unvested share options for this officer will immediately become fully vested.

The share options have a contractual terms of 10 years from the date of grant. The share options shall not become exercisable until JinkoSolar Power’s IPO has occurred prior to the expiry of the contractual option term. The exercise of these options will create non-controlling interest at the parent level. Given the exercise restriction, the recognition of share-based compensation expense is delayed. Such expense accumulated from grant date will be recognized at the time of JinkoSolar Power’s IPO. Total share-based compensation expense not yet recognized as of December 31, 2015 due to the exercise restriction was RMB21,948,304.

As of December 31, 2015, JinkoSolar Power had 8,680,880 options outstanding. There were nil options forfeited or vested from the options grant date to December 31, 2015. The remaining contractual life of the options outstanding as of December 31, 2015 is 9.34 years.

The grant date fair value of each option is calculated using a binomial option pricing model by the Company. The fair value of each option grant was estimated on the date of grant with the following assumptions:

2015

Expected volatility	53.56%
Expected dividend yield	0%
Option term	10 years
Risk-free interest rate	2,36%
Expected forfeiture rate (post-vesting)	0% or 10%
Fair value per option at grant date (USD)	1.88-2.01

The Company estimated the expected volatility at the date of grant date and each option valuation date based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. Risk free interest rate was estimated based on the yield to maturity of US treasury strips with a maturity similar to the time to expiry at the option valuation date. JinkoSolar Power has never declared or paid any cash dividends on its capital stock, and JinkoSolar Power does not anticipate any dividend payments on its common shares in the foreseeable future. Expected term is the contract life of the option, and estimated forfeiture rates are determined based on historical employee turnover rate after each option grant.

27. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2014 and 2015 were as follows:

	As of December 31,
	2014	2015
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable due from Gansu Jintai Electronic Power Company Ltd.("Gansu Jintai", an affiliated company, in which the Group owns 28% equity interests)	174,533,796	60,973,795

Advance to related parties:
Advances to subsidiaries of ReneSola Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	1,183,768	1,021,128

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	163,499	-

Total	175,881,063	61,994,923

Accounts payable due to related parties:
Accounts payable due to a subsidiary of ReneSola	12,544	12,544
Accounts payable due to Jiangxi Desun Energy Co., Ltd. (Desun, an entity in which the Shareholders, each holds more than 10%, and collectively hold 73%, of the equity interest)	1,465,985	1,465,985

Other payables due to related parties:
Other payables to Desun for leasing of land and buildings	7,577,316	4,969,104
Payable of travel reimbursement	-	23,871

Total	9,055,845	6,471,504

Borrowings due to subsidiaries of China Development Bank* (Note 20)	1,356,140,000	2,156,500,000

Accrued interest due to subsidiaries of China Development Bank	2,696,440	3,252,783

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

(b) Related party transactions

For the years ended December 31, 2013, 2014 and 2015, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB33,936,022, RMB557,097 and nil, respectively.

For the transaction with ReneSola during 2013, the Group entered into processing services agreements with subsidiaries of ReneSola, and revenue related to provision of processing services was recognised when such services had been performed.

For the years ended December 31, 2013, 2014 and 2015, raw materials purchased from a subsidiary of ReneSola amounted to RMB3,968,340, RMB22,977,148 and RMB62,640, respectively.

For the years ended December 31, 2013, 2014 and 2015, raw materials purchased from a subsidiary of Desun amounted to nil, RMB1,252,979 and nil, respectively.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun was deconsolidated from the Company on July 28, 2008 and became a related party of the Group. Desun charged Jiangxi Jinko RMB1,100,304 in rent for each year ended December 31, 2013, 2014 and 2015, respectively.

On December 20, 2012, JinkoSolar has signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. ("Jinchuan Group"), a Chinese state-owned enterprise, to jointly invest and establish a Company (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic ("PV") solar power plant in Jinchang, Gansu Province, China. For the year ended December 31, 2013, 2014 and 2015, sales of solar module to Jinchuan Group amounted to RMB758,075,064, nil and nil.

During the years ended December 31, 2014 and 2015, the Shareholders provided guarantees for the Group's several short-term and long-term bank borrowings. As of December 31, 2014 and 2015, the balances of short-term borrowings guaranteed by the Shareholders were RMB494,963,947 and RMB391,905,224, respectively. As of December 31, 2014 and 2015, the balances of long-term borrowings guaranteed by the Shareholders were RMB141,400,000 and RMB662,400,878, respectively (Note 20).

For the years ended December 31, 2013, 2014 and 2015, borrowings from subsidiaries of China Development Bank amounted to RMB 360,000,000, RMB 1,002,140,000 and RMB 1,210,000,000, respectively. Repayment of borrowings to subsidiaries of China Development Bank amounted to RMB 2,000,000, RMB 4,000,000 and RMB 409,640,000, respectively. Interest charges in connection with the borrowings from China Development Bank amounted to RMB 20,114,758, RMB 52,883,293 and RMB 107,011,736, respectively.

The Company entered into a RMB17,000,000 loan agreement with a domestic bank in 2015 which was collateralized on Desun's equipment and land use right amounted to RMB 25,727,379.

28. CERTAIN RISKS AND CONCENTRATION

a)      Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2014 and 2015, substantially all of the Group's cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

b)      Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2015, 61.4% of the Group's revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

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

The following table summarizes the percentage of the Company’s revenue over 10% of total revenue for the years ended December 31, 2013, 2014 and 2015. There is no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2014 and 2015, respectively:

	Revenue
	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Company A	11%	-	-

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

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2016	58,299,517
2017	36,986,876
2018	22,383,061
2019	11,978,437
2020	5,573,159
Thereafter	86,494,533
Total	221,715,583

Rental expense under all operating leases were RMB9,385,783 RMB22,285,551 and RMB18,035,038 for the years ended December 31, 2013, 2014 and 2015, respectively.

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB1,209.9 million as of December 31, 2015.

(c) Contingencies

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

On October 11, 2011, JinkoSolar was named as a defendant in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.) (the “U.S. Securities Action”). On June 1, 2012, the court-appointed lead plaintiffs filed an amended complaint (the “Amended Complaint”). In addition to JinkoSolar, the Amended Complaint also named as defendants Xiande Li, Kangping Chen, Xianhua Li, Wing Koen Siew, Haitao Jin, Zibin Li, Stephen Markscheid, Longgen Zhang (the “Individual Defendants”), and the underwriters of our initial public offering in May 2010. The lead plaintiffs in the U.S. Securities Action sought to represent a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 20, 2011, inclusive. The plaintiffs alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Exchange Act by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The Amended Complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. The Amended Complaint sought, among other things, certification of the putative class, unspecified compensatory damages (including interest), and costs and expenses incurred in the action.

On January 22, 2013, the District Court issued a Memorandum and Order dismissing the Amended Complaint as against all defendants. The plaintiffs appealed the District Court’s Order to the United States Court of Appeals for the Second Circuit, which issued an order on July 31, 2014 vacating the District Court’s Order and remanding the case to the District Court for further proceedings.

On September 15, 2015, the parties entered into a Stipulation of Settlement, proposing a settlement of the lawsuit, subject to the approval of the District Court. On March 11, 2016, the Court entered an Order and Final Judgment approving the settlement, certifying the proposed class for settlement purposes, and dismissing the Amended Complaint with prejudice. Under the terms of the settlement, the members of the proposed class will receive a settlement fund of US$5.05 million (RMB 32.7 million), less any court-approved fees, among which the Company will contribute US$0.6 million (RMB 3.9 million), and the remaining portion will be funded by JinkoSolar's insurers. The Company has settled the litigation claim of US$0.6 million (RMB 3.9 million) related to this class action in cash during the year ended December 31, 2015 and recorded a charge of US$0.6 million (RMB 3.9 million) in general and administrative expense.

(d) Resolution of a Lawsuit

In April 2015, JinkoSolar Power was informed that Ningxia Tiande Solar Power Co., Ltd. (‘‘TiandeSolar’’), a subsidiary acquired by JinkoSolar Power in August 2014, was sued by an individual at a local court in the Ningxia Province. The plaintiff claimed that Tiande Solar, together with three other defendants, provided a guarantee in the Guaranty Contract for certain loan in the borrowing contract (with the amount of RMB 10 million for the term from August 29, 2013 to September 28, 2013, bearing interest at a daily rate of 0.25%) from the plaintiff to a third party in August 2013. Due to the default of the alleged loan, the plaintiff filed the lawsuit against the borrower as well as the four guarantors (TiandeSolar included) and demanded the repayment of the loan and interests in the amount of RMB 15.4 million.

On August 25, 2015, the Shizuishan Intermediate People’s Court of Ningxia Hui Autonomous Region made first instance judge that the borrower should repay the loan and interests in the amount of RMB 13.2 million, and the four guarantors (TiandeSolar included) borne joint liabilities for liquidation with the same amount. TiandeSolar received the judgement notice on September 15, 2015. Management believed that some important evidences were omitted in the first instance judge and the claims were without merit. On September 28, 2015, Tiande Solar appealed to a Superior Court against the first judgement. Based on the internal legal counsel's assessment, the loss arising from an unfavourable court decision by the Superior Court was reasonably possible but not probable.

On December 9, 2015, the Superior Court affirmed the first instance judgment and made the final judgement that TiandeSolar lost the lawsuit. On December 30, 2015, TiandeSolar received the ruling documents from the Shizuishan Intermediate People’s Court of Ningxia Hui Autonomous Region that the borrower together with the four guarantors (TiandeSolar included) borne joint liabilities for liquidation with total amount of RMB 15.3 million. The management assessed that it is probable that TiandeSolar will borne all the liabilities after evaluation of the financial capabilities of the borrower and the other guarantors, and recorded a full provision of RMB 15.3 million in general and administrative expense during the year ended December 31, 2015.

(e) Guarantees

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

Fair value change in forward contracts and call spread

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of EUR69 million, and JPY2,000 million as of December 31, 2015. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The Company purchased foreign exchange call spread combined option contracts with a total notional value of US$70 million during the year ended December 31, 2015. These foreign exchange call spread mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the Currency Option Contracts. The B-S Model is widely used and accepted as a common valuation practice in valuing such currency option. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3. The Company's foreign currency call spread is an over-the-counter instrument.

The call spread option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income. As of December 31, 2015, the fair value of the call spread option was RMB 7,277,406 which was recorded as derivative assets under Prepayments and Other Current Assets (Note 11). The fair value change was a loss of RMB 370,437 for the year ended December 31, 2015.

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

Warrants

The Company adopted Binominal Tree option pricing model to assess the warrants’ fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Key inputs related to the Binomial Tree option pricing model for the valuation of the fair value of warrants are: probabilities assigned among IPO and non-IPO scenarios, time to maturity, volatility, dividend yield, as well as risk-free rate, of which probabilities assigned among IPO and non-IPO scenarios, volatility, and risk-free rate are most significant to valuation determination of the warrants.

Recurring change in fair value

As of December 31, 2013, 2014 and 2015, information about the hierarchy of the fair value measurements for the Company's assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2013	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Foreign exchange forward contracts	43,160,093	-	43,160,093	-
Capped call options	107,223,601	-	-	107,223,601
Available-for-sale investment	30,117,797	-	-	30,117,797

Liabilities:
Foreign exchange forward contracts	10,080,395	-	10,080,395	-
Convertible senior notes	770,485,897	-	-	770,485,897

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2014	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Foreign exchange forward contracts	47,712,744	-	47,712,744	-
Capped call options	21,098,263	-	-	21,098,263
Available-for-sale investment	20,875,725	-	-	20,875,725

Liabilities:
Foreign exchange forward contracts	30,901,012	-	30,901,012	-
Convertible senior notes	1,540,398,645	-	-	1,540,398,645

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2015	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Call spread option	7,277,406			7,277,406
Foreign exchange forward contracts	7,038,537		7,038,537
Capped call options	17,490,323			17,490,323
Available-for-sale investment	-			-

Liabilities:
Foreign exchange forward contracts	4,295,737		4,295,737
Convertible senior notes	1,506,981,361			1,506,981,361
Warrant Liability	68,377,608			68,377,608

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2013, 2014 and 2015 were as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at January 1,	483,581,668	770,485,897	1,540,398,645
Issuance of convertible senior notes	-	914,850,000	-
Foreign exchange (gain)/loss	(18,298,249)	5,853,455	96,678,461
Change in fair value of convertible senior notes	305,202,478	(150,790,707)	8,400,918
Repurchase of convertible senior notes	-	-	(138,496,663)
Balance at December 31,	770,485,897	1,540,398,645	1,506,981,361

A summary of changes in Level 3 fair value of capped call options for the year ended December 31,2013, 2014 and 2015 were as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at January 1,	16,131,208	107,223,601	21,098,263
Foreign exchange (gain)/loss	(1,203,512)	563,725	2,562,342
Change in fair value of capped call options	92,295,905	(86,689,063)	(6,170,282)
Balance at December 31,	107,223,601	21,098,263	17,490,323

A summary of the assumptions used in the valuation of convertible senior notes and capped call options due 2016 was as follows:

	As of December 31,
	2013		2014		2015

Fair value of ADS	US$	29.30	US$	19.71	US$	27.67
Strike price	US$	33.75	US$	33.75	US$	33.75
Risk free interest rate		0.53%		0.44%		0.52%
Dividend yield		-		-		-
Standard volatility		70.6%		64.31%		46.14%

A summary of the assumptions used in the valuation of convertible senior notes due 2019 was as follows:

	As of December 31,
	2013	2014		2015

Fair value of ADS	-	US$	19.71	US$	27.67
Strike price	-	US$	45.83	US$	45.83
Risk free interest rate	-		1.51%		1.47%
Dividend yield	-		-		-
Standard volatility	-		66.31%		40.44%

A summary of changes in Level 3 fair value of available-for-sale investment for the year ended December 31, 2014 and 2015 were as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at January 1,	-	30,117,797	20,875,725
Receipt of available-for-sale investment	23,730,486	-	-
Foreign exchange gain/(loss)	344,877	(3,446,112)	-
Change in fair value of available-for-sale	6,042,434	(5,795,960)	-
Transfer to receivable (Note 2 (g))	-	-	(20,875,725)
Balance at December 31,	30,117,797	20,875,725	-

The fair value of call spread options during the year ended December 31, 2015 is estimated on the date of grant using Black-Scholes model with the following assumptions:

2015

Expected volatility	4.389%-8.078%
Expected terms	0.24-0.63%
USD Risk-free interest rate	0.16%-0.53%
RMB Risk-free interest rate	2.24%-2.28%

A summary of changes in Level 3 fair value of call spread options for the year ended December 31, 2015 was as follows:

For the year ended December 31,2015
RMB
Balance at January 1,	-
Purchase of call spread	7,647,843
Change in fair value of call spread	(370,437)
Balance at December 31,	7,277,406

The fair value of warrant liability as of December 31, 2015 is with the following assumptions:

	As of December 31, 2015
	IPO Senario	Non-IPO Senario

Expected volatility	62.06%	N/A
Expected terms	1.03	1.03
Dividend yield	-	N/A
Risk-free interest rate	0.72%	N/A
Fair value of warrants at December 31,2015 (USD)	10.53 million

A summary of changes in Level 3 fair value of warrant liability for the year ended December 31 2015 were as follows:

For the year ended December 31,2015
RMB
Balance at January 1,	-
Issuance of warrant liability	62,331,211
Foreign exchange loss on warrant liability	3,950,373
Change in fair value of warrant liability	2,096,024
Balance at December 31,	68,377,608

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Foreign exchange forward contracts-realized	22,750,277	15,553,224	71,000,875
Foreign exchange forward contracts-unrealized	25,640,169	(16,267,966)	(14,068,932)
Call spread options	-	-	(370,437)
Convertible senior notes	(305,202,478)	150,790,707	(8,400,918)
Capped call options	92,295,905	(86,689,063)	(6,170,282)
Warrant liability	-	-	(2,096,024)
Total	(164,516,127)	63,386,902	39,894,282

Non-recurring change in fair value

As of December 31, 2013

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2013	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	3,186,997,950			3,186,997,950	3,573,248

As of December 31, 2014

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2014	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	3,101,795,172			3,101,795,172	6,217,151

No non-recurring change in fair value occurred in the year ended December 31, 2015.

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10, long-lived assets held and used with a carrying amount of RMB6,217,151 and nil. as of December 31, 2014 and 2015 were written down to their fair value of zero, resulting in an impairment charge of and RMB6,217,151 and nil for the year ended December 31, 2014 and 2015, respectively, which was calculated based on Level 3 Inputs and included in earnings for the respective years.

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

The Group’s net assets subject to the above restrictions were RMB7,078,249,208, representing 162.7% of the Company’s total consolidated net assets as of December 31, 2015.

32. SUBSEQUENT EVENTS

In January and March 2016, the Company repurchased an aggregate principle of US$33.5 million and US$20 million of convertible bond due 2016 for a total consideration of RMB32.7 million and RMB19.9 million.

In January 2016, the Company repurchased an aggregate principle of US$13 million of convertible bond due 2019 for a total consideration of RMB11.0 million.

On January 26, 2016, the Company repurchased RMB680 million of bond payable.

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

Except for the guarantees as disclosed in Note 29d, the Company did not have any other significant contingency, commitment, or off balance sheet long term obligation as of December 31, 2014 and 2015.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	For the year ended December 31
	2013	2014	2015
	RMB	RMB	RMB	USD
				(Note 2 (al))
Net revenue	-	-	-	-
Cost of revenues	-	-	-	-

Gross profit	-	-	-	-

Total operating expenses	(4,286,844)	(12,422,770)	(11,992,992)	(1,851,399)

Loss from operations	(4,286,844)	(12,422,770)	(11,992,992)	(1,851,399)

Convertible senior notes issuance costs	-	(26,052,881)	-	-
Share of income from subsidiaries and affiliates	437,886,531	610,091,593	692,117,271	106,844,495
Interest (income)/expense, net	(30,526,093)	27,261,325	26,434,242	4,080,744
Exchange gain/(loss)	(2,155,196)	10,046,144	(8,235,787)	(1,271,386)
Change in fair value of convertible senior notes and capped call option	(212,906,573)	64,101,644	(14,571,200)	(2,249,406)
Income before income taxes	188,011,825	673,025,055	683,751,534	105,553,048
Income tax expenses	-	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	188,011,825	673,025,055	683,751,534	105,553,048

Condensed balance sheets:

	December 31, 2014	December 31, 2015
	RMB	RMB	USD
			(Note 2 (al))
ASSETS
Current assets:
Cash and cash equivalent	25,047,261	55,685,082	8,596,295
Due from subsidiaries-current	332,100,861	353,584,018	54,583,967
Capped call option	-	17,490,323	2,700,041
Other current assets	26,318,114	11,910,526	1,838,668
Total current assets	383,466,236	438,669,949	67,718,971
Investments in subsidiaries	3,550,903,388	4,249,348,844	655,986,422
Due from subsidiaries-non current	1,157,165,610	1,228,006,309	189,571,507
Capped call option	21,098,263	-	-
Total assets	5,112,633,497	5,916,025,102	913,276,900

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	40,911,888	62,633,444	9,668,938
Convertible senior notes-current	-	650,916,976	100,484,266
Other current liabilities	24,225,641	24,542,051	3,788,639
Total current liabilities	65,137,529	738,092,471	113,941,843
Convertible senior notes	1,540,398,645	856,064,385	132,153,568
Total liabilities	1,605,536,174	1,594,156,856	246,095,411

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 124,292,030 and 125,473,930 shares issued and outstanding as of December 31, 2014 and 2015, respectively)	17,560	17,711	2,734
Additional paid-in capital	2,794,024,929	2,924,336,179	451,439,714
Accumulated other comprehensive income	11,874,053	12,582,041	1,942,332
Treasury stock, at cost: 1,723,200 shares of ordinary shares as of December 31, 2014 and 2015, respectively	(13,875,553)	(13,875,553)	(2,142,016)
Retained earnings	715,056,334	1,398,807,868	215,938,725
Total shareholders' equity	3,507,097,323	4,321,868,246	667,181,489

Total liabilities and shareholders' equity	5,112,633,497	5,916,025,102	913,276,900

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

Condensed statements of cash flows:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	USD
				(Note 2 (al))
Cash flows from operating activities:
Net income	188,011,825	673,025,055	683,751,534	105,553,048
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of convertible senior notes	305,202,478	(150,790,707)	8,400,918	1,296,878
Change in fair value of capped call option	(92,295,905)	86,689,063)	6,170,282	952,527
Share of income from subsidiaries	(437,886,531)	(610,091,593)	(692,117,271)	(106,844,495)
Convertible senior notes issuance cost	-	26,052,881	-	-
Exchange (gain)/loss	2,155,196	(10,046,144)	8,235,787	1,271,386
Changes in operating assets and liabilities:
(Increase)/decrease in due from subsidiaries	(313,277,487)	(572,172,865)	104,043,486	16,061,547
Decrease/(increase) in other current assets	(105,504)	299,752	(1,080,514)	(166,802)
Increase/(Decrease) in due to a subsidiary	(46,520,981)	26,234,900	21,721,556	3,353,230
(Decrease)/increase in other current liabilities	(1,783,456)	16,276,144	316,410	48,845
Net cash (used in)/provided by operating activities	(396,500,365)	(514,523,514)	139,442,188	21,526,164

Cash flows from investing activities:
Investments in subsidiaries	(28,834,009)	(1,141,190,434)	(5,620,197)	(867,609)
Net cash used in investing activities	(28,834,009)	(1,141,190,434)	(5,620,197)	(867,609)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	413,004,026	770,201,158	-	-
Proceeds from exercise of share options	17,551,472	14,528,109	7,613,965	1,175,394
Proceeds from issuance of convertible senior notes	-	914,850,000	-	-
Repurchase of convertible senior notes	-	-	(113,025,510)	(17,448,132)
Issuance cost paid for issuance of convertible senior notes	-	(26,052,881)	-	-
Net cash provided by/(used in) financing activities	430,555,498	1,673,526,386	(105,411,545)	(16,272,738)

Effect of foreign exchange rate changes on cash and cash equivalents	(152,085)	(94,929)	2,227,375	343,847

Net increase in cash and cash equivalents	5,069,039	17,717,509	30,637,821	4,729,664
Cash and cash equivalents, beginning of year	2,260,713	7,329,752	25,047,261	3,866,631

Cash and cash equivalents, end of year	7,329,752	25,047,261	55,685,082	8,596,295

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	1,266,499	226,952	10,210,003	1,576,153
Payment of issuance cost for follow-on offering in subsequent period	1,273,309	2,328,174	-	-

