Form 20-F
period 2016-12-31
JinkoSolar Holding Co., Ltd.
filed 2017-03-29
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

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

126,733,266 ordinary shares, excluding 277,746 ADSs representing 1,110,984 ordinary shares reserved for future grants under our share incentive plans and 1,723,200 ordinary shares as treasury stock, as of December 31, 2016.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “JinkoSolar” refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;

•	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated;

•	“2014”, “2015” and “2016” refers to our fiscal years ended December 31, 2014, 2015 and 2016, respectively;

•	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;

•	“ADRs” refers to the American depositary receipts evidencing our American depositary shares;

•	“ADSs” refers to our American depositary shares, each representing four ordinary shares;

•	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards;

•	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC61215:2005 and IEC61730-2:2004 standards;

•	“CSRC” refers to the China Securities Regulatory Commission;

•	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;

•	“EPC” refers to engineering, procurement and construction;

•	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;

•	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;

•	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;

•	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;

•	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC61215:2005, IEC61730-1:2004 and IEC61730-2:2004 standards;

•	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;

•	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•	“Jiangxi Jinko Engineering” refers to Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries, and its subsidiaries;

•	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;

•	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;

•	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;

•	“JPY” refers to Japanese Yen;

•	“kV” refers to kilovolts;

•	“kWh” refers to kilowatt hour(s), where “MWh” refers to megawatt hour(s);

•	“kWp” refers to kilowatt-peak, a measurement of power output, most often used in relation to photovoltaic solar energy devices;

•	“local grid companies” refers to the subsidiaries of the State Grid in China;

•	“LRQA” refers to the certificate issued by Lloyd’s Register Quality Assurance to certify that our quality management system of the design, development and production of solar cells and solar modules in Zhejiang Jinko complies with the ISO9001:2008 standard;

•	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;

•	“MIIT” refers to the Ministry of Industry and Information Technology of China;

•	“MOF” refers to the Ministry of Finance of China;

•	“NDRC” refers to the National Development and Reform Commission of China;

•	“NEA” refers to the National Energy Administration in China;

•	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;

•	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;

•	“PPA” refers to power purchase agreements;

•	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	“PV” refers to photovoltaic;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“SAFE” refers to the State Administration of Foreign Exchange in China;

•	“Shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;

•	“State Council” refers to the State Council of China;

•	“State Grid” refers to State Grid Corporation of China and the local grid companies;

•	“Subsidy Catalog” refers to the Renewable Energy Electricity Subsidy Catalog issued by the Ministry of Finance, the NDRC and the NEA from time to time. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures to be listed in the Subsidy Catalog;

•	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;

•	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;

•	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts; and

•	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2014, 2015 and 2016 and as of December 31, 2015 and 2016.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income/(loss) from continuing operations data for the years ended December 31, 2014, 2015 and 2016 and the selected consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income/(loss) from continuing operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheets data as of December 31, 2013 and 2014 are derived from our unaudited financial statements and reflect the impact of retrospective adjustments for our disposition of Jiangxi Jinko Engineering, which has been classified as discontinued operations. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

	2012	2013	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Continuing operations:
Revenues	4,793,161.4	6,465,937.9	9,740,876.5	15,454,374.4	21,400,638.1	3,082,333.0
Cost of revenues	(4,556,937.5)	(5,095,392.3)	(7,643,687.8)	(12,522,913.8)	(17,531,299.2)	(2,525,032.3)
Gross profit	236,223.9	1,370,545.6	2,097,188.7	2,931,460.6	3,869,338.9	557,300.7
Total operating expenses	(1,465,002.3)	(761,124.7)	(1,253,134.5)	(1,809,655.3)	(2,520,235.8)	(362,989.5)
Income/(loss) from operations	(1,228,778.4)	609,420.9	844,054.1	1,121,805.2	1,349,103.2	194,311.3
Interest expenses, net	(221,804.2)	(205,213.0)	(226,342.6)	(311,018.6)	(359,296.3)	(51,749.4)
Convertible senior notes issuance costs	-	-	(26,052.9)	-	-	-
Subsidy income	44,290.5	7,583.1	48,829.6	101,873.6	168,646.6	24,290.2
Exchange (loss)/ gain	(36,113.2)	(39,585.2)	(139,566.6)	(86,517.7)	208,811.4	30,075.1
Other income/(expense), net	8,279.2	6,871.7	(1,558.6)	1,036.3	8,768.4	1,262.9
Investment income	-	-	-	-	4,902.5	706.1
Gain on disposal of subsidiaries					5,017.9	722.7
Change in fair value of forward contracts	(9,043.1)	48,390.4	(714.7)	56,931.9	(52,561.8)	(7,570.5)
Change in fair value of call spread options	-	-	-	(370.4)	-	-
Change in fair value of derivative liability	-	-	-	(2,096.0)	24,573.3	3,539.3
Change in fair value of convertible senior notes and capped call options	(97,160.7)	(212,906.6)	64,101.6	(14,571.2)	(110,242.5)	(15,878.2)
Income/(loss) from continuing operations before income taxes	(1,540,329.9)	214,561.3	562,750.0	867,073.1	1,247,722.6	179,709.4
Income tax (expense)/benefit	8,917.6	(18,532.4)	135,393.0	(100,533.8)	(257,487.0)	(37,085.8)
Income/(loss) from continuing operations, net of tax	(1,531,412.2)	196,028.9	698,142.9	766,539.3	990,235.6	142,623.6

4

	2012	2013	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Discontinued operations
Gain on disposal of discontinued operations before income taxes	-	-	-	-	1,007,884.1	145,165.5
Income/(loss) from discontinued operations before income taxes	(12,403.8)	(6,537.0)	29,112.9	105,089.6	48,146.3	6,934.5
Income tax expense, net	-	-	(1,058.9)	(11,329.8)	(54,466.1)	(7,844.7)
Income/(loss) from discontinued operations, net of tax	(12,403.8)	(6,537.0)	28,054.0	93,759.8	1,001,564.3	144,255.3
Net income/(loss)	(1,543,816.1)	189,491.9	726,196.9	860,299.1	1,991,799.8	286, 878.8
Less: Net loss attributable to non-controlling interests from continuing operations	-	-	-	(63.3)	(432.5)	(62.3)
Less: Net income/(loss) attributable to non-controlling interests from discontinued operations	(1,394.0)	1,480.1	851.2	4,270.5	6,044.5	870.6
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	-	-	52,320.7	172,340.4	159,477.9	22,969.6
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	(1,542,422.1)	188,011.8	673,025.1	683,751.5	1,826,710.0	263,101.0
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from continuing operations
Basic	(17.25)	2.09	5.67	6.15	7.87	1.13
Diluted	(17.25)	2.04	4.02	6.00	7.63	1.10
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from continuing operations
Basic	(69.00)	8.36	22.68	24.60	31.48	4.52
Diluted	(69.00)	8.16	16.08	24.00	30.52	4.40
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from discontinued operations
Basic	(0.13)	(0.09)	(0.20)	(0.66)	6.64	0.96
Diluted	(0.13)	(0.08)	(0.16)	(0.65)	6.40	0.92
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from discontinued operations
Basic	(0.52)	(0.36)	(0.80)	(2.64)	26.56	3.84
Diluted	(0.52)	(0.32)	(0.64)	(2.60)	25.60	3.68

Weighted average ordinary shares outstanding
Basic	88,752,706	94,018,394	122,980,870	124,618,416	125,870,272	125,870,272
Diluted	88,752,706	96,035,985	153,786,531	127,802,961	130,590,441	130,590,441
Weighted average ADS outstanding
Basic	22,188,177	23,504,560	30,745,218	31,154,604	31,467,568	31,467,568
Diluted	22,188,177	24,008,996	38,446,633	31,950,740	32,647,610	32,647,610

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2012	2013	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	275,075.7	400,583.8	1,316,175.7	2,392,591.1	2,501,417.5	360,279.1
Restricted cash	140,760.8	398,299.7	517,055.4	555,723.9	318,784.9	45,914.6
Restricted short-term investments	722,461.3	729,593.3	1,134,362.9	1,160,518.1	3,333,450.4	480,116.7
Short-term investments	-	-	112,000.0	29,427.1	71,301.1	10,269.5
Account receivable, net – related parties	105,531.4	284,142.0	174,533.98	60,973.8	1,414,084.1	203,670.5
Accounts receivable, net – third parties	1,712,569.0	1,591,022.5	2,947,680.1	2,690,519.0	4,753,715.3	684,677.4
Notes receivable – related parties	-	42,900.0	-	-	610,200.0	87,887.1
Notes receivable, net – third parties	1,423.8	233,886.4	70,080.6	515,441.9	915,314.8	131,832.7
Advances to suppliers, net – related parties	-	-	1,183.8	1,021.1	661.8	95.3
Advances to suppliers, net – third parties	58,064.1	68,986.0	80,922.3	251,389.9	325,766.3	46,920.1
Inventories, net	527,962.4	708,679.0	1,891,148.1	3,203,325.0	4,473,514.7	644,320.1
Total current assets	3,985,609.2	5,342,722.6	10,407,319.6	22,494,804.1	19,695,296.4	2,836,712.7
Project assets	-	-	-	-	55,063.5	7,930.8
Property, plant and equipment, net	3,080,421.7	3,061,606.8	2,968,484.7	3,766,435.6	4,738,681.4	682,512.1
Land use rights, net	365,749.2	359,084.9	371,932.2	349,914.1	450,940.6	64,949.0
Total assets	8,372,320.3	10,611,225.1	19,087,636.4	27,144,548.5	26,090,639.8	3,757,833.8
Accounts payable – related parties	30,045.2	2,468.4	1,478.5	1,478.5	-	-
Accounts payable – third parties	1,347,467.0	1,764,812.9	2,402,625.3	3,783,304.9	4,290,070.5	617,898.7
Notes payable – third parties	1,149,136.5	1,212,994.1	1,653,082.7	1,924,495.8	4,796,766.3	690,878.0
Accrued payroll and welfare expenses	206,425.1	237,012.3	304,601.8	454,210.9	582,275.7	83,865.1
Advance from related parties	-	-	-	-	60,541.5	8,719.8
Advance from third parties	121,031.2	147,583.3	423,028.7	1,299,491.4	1,376,919.5	198,317.7
Bonds payable and accrued interests	313,689.8	66,725.8	66,725.8	866,725.8	-	-
Short-term borrowings (including current portion of long-term borrowings)	2,245,630.8	1,970,593.9	2,547,366.5	2,589,864.1	5,488,629.0	790,527.0
Total current liabilities	6,238,443.5	7,237,114.3	10,523,364.6	18,622,441.9	18,362,656.9	2,644,772.7
Long-term borrowings	167,000.0	8,000.0	8,000.0	1,308,679.8	488,519.6	70,361.5
Convertible senior notes	483,581.7	-	1,540,398.6	856,064.4	-	-
Total liabilities	6,998,508.9	8,590,611.5	14,119,231.9	21,184,825.5	19,630,426.8	2,827,369.5
Redeemable non-controlling interests	-	-	1,435,585.3	1,607,925.7	-	-
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	1,365,122.3	2,009,742.8	3,507,097.3	4,321,868.2	6,460,708.9	930,535.6
Non-controlling interests	8,689.1	10,870.8	25,721.9	29,929.0	(495.9)	(71.4)
Total liabilities, redeemable non-controlling interests and shareholders’ equity	8,372,320.3	10,611,225.1	19,087,636.4	27,144,548.5	26,090,639.8	3,757,833.8

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 30, 2016. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On March 24, 2017, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8803 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.3043	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
September	6.6685	6.6702	6.6790	6.6600
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March (through March 24, 2017)	6.8803	6.8976	6.9132	6.8785

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly cut down. As a result, followed by robust demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market was also intensified in the second half of 2016. Meanwhile, in the U.S., another major solar market, the solar PV projects faced great uncertainties after Donald Trump was elected as president whose administration was believed to favor traditional energy. Despite the significant decrease in demand, the global solar module production capacity still increased by over 20%, inevitably resulting in a price war. Consequently, the average selling price of our solar modules, which represented 97.3% of our total revenue in 2016, decreased from RMB3.78 per watt for 2014 to RMB3.57 per watt for 2015, and further decreased to RMB3.33 per watt (US$0.50 per watt) for 2016.

Any reduction in the price of solar modules will have a negative impact on our revenue and results of operations. As a result, we may not continue to be profitable on a quarterly or annual basis. For example, we experienced net losses in each quarter from the fourth quarter of 2011 to the first quarter of 2013. In addition, if demand for solar power products weakens in the future, our business and results of operations may be materially adversely affected.

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

We received government grants totaling RMB142.2 million, RMB103.6 million and RMB168.6 million for 2014, 2015 and 2016, respectively, which included government grants for our expansion of production scale, technology upgrades, the development of export markets and the development of solar power projects. We cannot assure you that we will continue to receive a similar amount or any amount of government subsidy in future periods.

As substantially all of our operations are in the PRC, the policies and regulations adopted by the PRC government towards the solar energy industry are important to the continuing success of our business. Although regulatory support for solar power generation such as subsidies, preferential tax treatment and other economic incentives has increased in recent years, future government policies may not be as supportive. The PRC central government may reduce or eliminate existing incentive programs for economic, political, financial or other reasons. In addition, the local or provincial governments may delay the implementation or fail to fully implement central government regulations, policies and initiatives. Although we disposed of our downstream solar power project business in the PRC in November 2016, which relies more heavily on governmental support, a significant reduction in the scope of or the discontinuation of government incentive programs in the PRC or other jurisdictions could, until the solar energy industry becomes commercially profitable without subsidies, materially adversely affect market demand for our solar power products and negatively impact our revenue and profitability.

Besides the PRC, various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources, including certain countries in Europe, notably Italy, Germany, France, Belgium and Spain; certain countries in Asia, including Japan, India and South Korea; countries in North America, such as the United States and Canada; as well as Australia and South Africa. Examples of government-sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain and Canada. The German market represents a major portion of the world’s solar market due in large part to government policies that established high FIT rates. However, since 2010, the German government has introduced legislation to reduce the FIT program due to the strong growth of its domestic solar market. In 2009, the Spanish government continued reductions in the FIT as a result of its government’s spending cut backs, which resulted in a weakened solar market. In 2010, Italy also announced annual reductions to FIT beginning in 2011 in an effort to impede overheating of its solar market. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2016, the Japanese government cut down its FIT from 40 Yen to 24 Yen for projects below 10KW and from 42 Yen to 31 Yen for projects above 10 KW.

In 2016, we generated 61.5% of our total revenue from overseas markets, and the United States, Japan and Chile, our three largest export markets, represented 36.0%, 4.6% and 4.2% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

We require a significant amount of cash to fund our operations and future business developments; if we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially adversely affected.

We require a significant amount of cash to fund our operations, including payments to suppliers for our polysilicon feedstock. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, as well as our research and development activities in order to remain competitive. In addition, in October 2016, we entered into a side agreement with Jiangxi Jinko Engineering and the investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power), pursuant to which the investors of Jiangxi Jinko Engineering will have the right to have the common shares of Jiangxi Jinko Engineering held by them redeemed, and, as a result of a guarantee issued by us, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, we will become liable for Jiangxi Jinko Engineering’s obligations under the redemption, which could adversely affect our financial condition and results of operations.

Management believes that our current cash position, the cash expected to be generated from operations, and funds available from borrowings under our bank facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from March 29, 2017, the date of issuance of our consolidated financial statements for 2016 included in this annual report.

Our ability to obtain external financing is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flow;

•	the general condition of the global equity and debt capital markets;

•	regulatory and government support, such as subsidies, tax credits and other incentives;

•	the continued confidence of banks and other financial institutions in our company and the solar power industry;

•	economic, political and other conditions in the PRC and elsewhere; and

•	our ability to comply with any financial covenants under the debt financing.

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

Our average module selling price decreased from RMB3.78 per watt for 2014 to RMB3.57 per watt for 2015, and further decreased to RMB3.33 per watt (US$0.50 per watt) for 2016. Continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar cells and modules, including our products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices, or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. Since the first half of 2010, as a result of the growth of newly available polysilicon manufacturing capacity worldwide, there has been an increased supply of polysilicon, which has driven down its price and the price of its downstream products. Since the second half of 2011, the prices of polysilicon and silicon wafers further fell significantly. From 2011 to 2012, the prices of solar products declined, and prices began to stabilize in the first half of 2013. From 2013 to 2016, the price of polysilicon slightly fluctuated.

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

In 2014, 2015 and 2016, our five largest suppliers accounted for approximately 62.1%, 52.8% and 59.2%, respectively, of our total silicon purchases by value. In 2016, one of our suppliers individually accounted for more than 10% and our largest supplier accounted for 17.7% of our total silicon purchases by value. In 2015, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.9% of our total silicon purchases by value. In 2014, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.0 % of our total silicon purchases by value.

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

In 2014, 2015 and 2016, sales to our top five customers represented 17.2%, 20.0% and 28.5% of our total revenue, respectively. In 2016, our largest customer accounted for 9.7% of our total revenue. In 2015, our largest customer accounted for 7.2% of our total revenue. In 2014, our largest customer accounted for 4.4% of our total revenue. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. Our key module customers include sPower and ConEdison Development. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

We manufacture a majority of our products in three locations in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

The geographical separation of our manufacturing facilities in China necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Jiangxi Province, Zhejiang Province and Xinjiang Uygur Autonomous Region. We produce silicon wafers in Jiangxi and Xinjiang, solar cells in Zhejiang, and solar modules in Jiangxi and Zhejiang. As a result, we transport a substantial volume of our silicon wafers and solar cells within China.

The constant long-distance transportation of a large volume of our silicon wafers and solar cells may expose us to various risks, including (i) increases in transportation costs, (ii) loss of our silicon wafers or solar cells as a result of any accidents that may occur in the transportation process; (iii) delays in the transportation of our silicon wafers or solar cells as a result of any severe weather conditions, natural disasters or other conditions adversely affecting road traffic; and (iv) disruptions to our production of solar cells and solar modules as a result of delays in the transportation of our silicon wafers and solar cells. Any of these risks could have a material adverse effect on our business and results of operations.

Prepayment arrangements to our suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2016, we had approximately RMB325.8 million (US$46.9 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts and the collateral we received are deeply subordinated and shared with all other customers and other senior lenders of the supplier.

Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. For example, in January 2013, we notified Wuxi Zhongcai Technological Co. Ltd., or Wuxi Zhongcai, one of our former polysilicon providers, to terminate our long-term supply agreement, in response to adverse developments in Wuxi Zhongcai’s business. In February 2013, we became involved in litigation with Wuxi Zhongcai over the supply agreement. We have fully provided for RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the prices of solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB75.9 million, RMB98.8 million and RMB439.0 million (US$63.2 million) in 2014, 2015 and 2016, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

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

The markets for solar power products are intensely competitive. We compete with manufacturers of solar power products such as Trina Solar Ltd., Canadian Solar Inc. and JA Solar Holdings Co., Ltd, in a continuously evolving market. Certain downstream manufacturers, some of which are also our customers and suppliers, have also built out or expanded their silicon wafer, solar cell, or solar module production operations.

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

The solar industry faces competition from other renewable energy companies and non-renewable power industries, including nuclear energy and fossil fuels such as coal, petroleum and natural gas. Technological innovations in these other forms of energy may reduce their costs or increase their safety. Large-scale new deposits of fossil fuel may be discovered, which could reduce their costs. Local governments may decide to strengthen their support for other renewable energy sources, such as wind, hydro, biomass, geothermal and ocean power, and reduce their support for the solar industry. The inability to compete successfully against producers of other forms of power would reduce our market share and negatively affect our results of operations.

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

We transact with a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our silicon ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen print machine. We may rely on certain major suppliers to provide a substantial portion of the principal manufacturing equipment and spare parts as part of our expansion plan in the future. If we fail to develop or maintain our relationships with these and other equipment suppliers, or should any of our major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment or spare parts to us, including due to natural disasters or otherwise fail to supply equipment or spare parts according to our requirements, it will be difficult for us to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, our production and result of operation could be adversely affected.

Selling our products on credit terms may increase our working capital requirements and expose us to the credit risk of our customers.

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, shifted from demanding advance payments towards increasing credit sales and providing longer credit terms to both existing and new customers. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. The increased use of credit sales and the longer credit terms have led to increased accounts receivable turnover and bad debt risks. Our accounts receivable turnover were 102 days, 82 days and 108 days in 2014, 2015 and 2016, respectively. In particular, in 2014, 2015 and 2016, our accounts receivable turnover in the United States were 34 days, 25 days and 19 days, respectively, and our accounts receivable turnover in China were 146 days, 131 days and 144 days, respectively. Correspondingly, we recorded provisions for accounts receivable of RMB428.6 million, RMB335.7 million and RMB376.6 million (US$54.2 million) as of December 31, 2014, 2015 and 2016, respectively. We had reversal of bad debt provisions of RMB161.4 million, RMB206.3 million and RMB191.5 million (US$27.6 million) for 2014, 2015 and 2016 as a result of the subsequent cash collection of long-aged accounts receivable.

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

We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad may be restricted.

We commenced export sales in May 2008 when we exported a small portion of our products to Hong Kong, and have since continued to increase export sales. In 2014, 2015 and 2016, we generated 57.7%, 62.7% and 61.5%, respectively, of our total revenue from export sales. We also have manufacturing facilities in South Africa, Portugal and Malaysia. We plan to continue to increase manufacturing and sales outside China and expand our customer base overseas. However, the manufacturing, marketing, distribution and sale of our products outside of China may expose us to a number of risks, including those associated with:

•	fluctuations in currency exchange rates;

•	costs associated with understanding local markets and trends;

•	costs associated with establishment of overseas manufacturing facilities;

•	marketing and distribution costs;

•	customer services and support costs;

•	risk management and internal control structures for our overseas operations;

•	compliance with the different commercial, operational, environmental and legal requirements;

•	obtaining or maintaining certifications for production, marketing, distribution and sales of our products or, if applicable, services;

•	maintaining our reputation as an environmentally friendly enterprise for our products or services;

•	obtaining, maintaining or enforcing intellectual property rights;

•	changes in prevailing economic conditions and regulatory requirements;

•	transportation and freight costs;

•	employing and retaining manufacturing, technology, sales and other personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•	challenges due to our unfamiliarity with local laws, regulation and policies, our absence of significant operating experience in local market, increased cost associated with establishment of overseas operations and maintaining a multi-national organizational structure; and

•	other various risks that are beyond our control.

Our manufacturing capacity outside China requires us to comply with different laws and regulations, including national and local regulations relating to production, environmental protection, employment and the other related matters. Due to our limited experience in doing business in South Africa, Portugal and Malaysia, we are unfamiliar with local laws, regulation and policies. Our failure to obtain the required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we are exploring the opportunity for development, construction and operation of solar power projects outside China. In March 2016, we, acting through our wholly-owned subsidiary Jinkosolar Investment Pte. Ltd., were awarded the right to sign power purchase agreements with Comisión Federal de Electricidad, Mexico’s state-owned electric utility, for three PV solar projects with a total capacity of approximately 188 MW under Mexico’s first electricity power auction since the country’s energy reform. However, if we fail in the execution of the project in compliance with the auction instructions and the documents or agreements subsequently entered into by us, our auction bond may be forfeited and we may be subject to further liquidated damages and our potential in participation of auction or bidding process in the future may be limited.

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

Our direct sales to the U.S. market accounted for 18.1%, 26.8% and 36.0% of our total revenue in 2014, 2015 and 2016, respectively.

In 2011, SolarWorld Industries America Inc., a solar panel manufacturing companies in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the antidumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into the U.S. of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us are 13.94% (for dumping margin) and 15.24% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce. In January 2014, the U.S. Department of Commerce initiated the first administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2014, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, our tariff rates for dumping and subsidy are 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the U.S. of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for subsidy, respectively. Such rates will be the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. In June 2016, the U.S. Department of Commerce issued the final results of this second administrative review. As we were not included in this second administrative review, the tariff rates applicable to us remained at 9.67% (for dumping margin) and 20.94% (for subsidy rate) after this review. The third administrative review is pending as of the date of this annual report. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The fourth administrative reviews are pending as of the date of this annual report, and therefore, the final tariff rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new antidumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the final cash deposits are required to pay on import into the U.S. of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us are 65.36% (for dumping margin) and 38.43% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016, the U.S. Department of Commerce initiated the first administrative review of the antidumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. Such first administrative reviews are pending as of the date of this annual report.

Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We made provisions of RMB15.0 million (US$2.2 million) for preliminary U.S. countervailing and anti-dumping duties in 2016. However, as the final tariff rates applicable to us are subject to the outcome of the administrative reviews which may be substantially increased by the U.S. Department of Commerce, we cannot assure you that our provision made is sufficient and our business and results of operations may be materially adversely affected if the outcome of the administrative reviews turn out to be negative.

Our direct sales to the European market accounted for 15.6%, 12.4% and 3.5% of our total revenue in 2014, 2015 and 2016, respectively. On June 6, 2013, the European Union imposed provisional anti-dumping duty on the solar panels originating in or consigned from China, including JinkoSolar’s products, at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%.

On July 27, 2013, the European Union and Chinese trade negotiators announced that a price undertaking has been reached pursuant to which Chinese manufacturers, including JinkoSolar, would limit their exports of solar panels to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013. The China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME, is responsible for allocating the quota among Chinese export producers, and JinkoSolar has been allocated a portion of the quota. Solar panels imported exceeding the annual quota will be subject to anti-dumping duties. On December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers, including JinkoSolar, with CCCME in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties. From November 17, 2016, we have officially withdrawn from the European Union price undertaking agreement.

In May 2015, the European Commission initiated expiry reviews of the existing countervailing measures and antidumping measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from the People’s Republic of China. Such expiry reviews will determine whether the existing countervailing measures and antidumping measures will expire or continue to apply. In March 2017, the European Commission made final determination to continue the existing countervailing measures and antidumping measures for another 18 months.

In May 2015, the European Commission initiated an investigation concerning the possible circumvention of antidumping measures and countervailing measures imposed on imports of CSPV modules and key components (i.e. cells) originating in or consigned from China by imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan, whether declared as originating in Malaysia and Taiwan or not. In February 2016, the European Commission made definitive result of this investigation. According to the definitive results, the 53.4% of the anti-dumping duty and 11.5% of the countervailing duty are applicable to the imports of CSPV modules and key components (i.e. cells) originating in or consigned from the People’s Republic of China, is hereby extended to imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan whether declared as originating in Malaysia and in Taiwan or not.

In March 2017, the European Commission initiated a partial interim review of the anti-dumping and countervailing measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from China. Such partial interim review will examine whether the European Union price undertaking agreement can still be considered as an appropriate form for the measures. Such partial interim review is pending as of the date of this annual report.

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

In May 2014, Australian Anti-dumping Commission initiated anti-dumping investigation against CSPV modules imported from China. In October 2015, the Australian Anti-dumping Commission decided to terminate this investigation and decided no imposition of any anti-dumping duty on imported CSPV modules from China. However, in January 2016, the Australian Antidumping Commission resumed this investigation. In October 2016, Australian Anti-dumping Commission made final determination to uphold its original results, i.e. to terminate the investigation and decided no imposition of any anti-dumping duty on imported CSPV modules from China.

In July 2016, Turkish Ministry of Economy initiated anti-dumping investigation against photovoltaic cells whether or not assembled in modules or made up into panels, from China. Such anti-dumping investigation is pending as of the date of this annual report.

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

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January, 2016, Wuxi Zhongcai also changed the plea, in which it claimed for the liquidated damages amounting to approximately RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. The above two lawsuits are pending before the Shanghai High People’s court as of the date of this annual report.

In 2010 and 2011, Jiangxi Jinko and Zhejiang Qin Ye Construction Group Co., Ltd. (“Zhejiang Qin Ye”) entered into several agreements for construction projects. In January 2014, Jiangxi Jinko sued Zhejiang Qin Ye for breach of contract due to the commercial bribery conducted by employees of Zhejiang Qin Ye, the liquidated damages of which amounted to RMB22.3 million. In May 2015, Zhejiang Qin Ye sued Jiangxi Jinko, claiming for the unpaid contract price in the amount of RMB23.1 million. As of the date of this annual report, the above two lawsuits are still pending for judgment.

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

In October 2016, we entered into a side agreement with Jiangxi Jinko Engineering and the investors of Jiangxi Jinko Engineering, pursuant to the non-compete provisions of which we undertake not to develop any downstream solar power project with a capacity of over 2 MW in China after the disposition of our equity interest in Jiangxi Jinko Engineering in the fourth quarter of 2016. As a result, we only operated several solar power projects outside China as of December 31, 2016. This non-competition covenant may adversely affect our growth prospects in China.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2016, we had approximately RMB5.49 billion (US$790.5 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB488.5 million (US$70.4 million) in outstanding long-term bank borrowings (excluding the current portion).

In addition, we have substantial repayment obligations under the debt securities we issued.

On January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance of Regulation S of the Securities Act. In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo Bank, National Association, or Wells Fargo. The credit limit was raised to US$40.0 million in June 2015 and further to US$60.0 million in July 2016 through amendments to the credit agreement. Borrowings under the new credit agreement will be used to support our working capital and business operations in the United States.

In May 2015, we signed a US$20.0 million bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations. In August 2015, we signed a RMB700.0 million loan agreement with The Export-Import Bank of China. In September 2015, we signed a line of credit of up to RMB10.0 billion strategic agreement with the Industrial and Commercial Bank of China Jiangxi Provincial branch.

In July 2016, we signed a one-year JPY2 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to support our working capital and business operations in Japan. In September 2016, we signed a US$25.0 million bank facility agreement with Malayan Banking Berhad to support our working capital and business operations in Malaysia.

We may not have sufficient funds available to meet our payment obligations in light of the amount of bank borrowings due in the near term future. This level of debt and the imminent repayment of our notes and other bank borrowings could have significant consequences on our operations, including:

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

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2016, RMB488.5 million (US$70.4 million) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by People’s Bank of China, or PBOC. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt.

We may also incur gain or loss in relation to our change in the fair value of our financial instruments. For example, in 2016, we had net loss from a change in fair value of convertible senior notes and capped call options of RMB110.2 million (US$15.9 million). The change in fair value of financial instruments may fluctuate significantly from period to period due to factors that are largely beyond our control, and may result in us recording substantial gains or losses as a result of such changes. As a result of the foregoing, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Our failure to maintain sufficient collateral under certain pledge contracts for our short-term loans may materially adversely affect our financial condition and results of operations.

As of December 31, 2016, we had short-term borrowings of RMB902.9 million (US$130.0 million), including the current portion of long-term bank borrowings, secured by certain of our inventory with net book value of RMB61.0 million (US$8.8 million), land use rights, property, plant and equipment with total net book value of RMB2.02 billion (US$290.9 million). We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially adversely affected.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by our principal operating subsidiaries, including Jiangxi Jinko and Zhejiang Jinko, for cash requirements. Applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year as reserve funds for future development and employee benefits, in accordance with the requirements of relevant laws and provisions in their respective articles of associations. The percentage should not be less than 10%, unless the reserve funds reach 50% of the company’s registered capital. In addition, under PRC laws, our PRC subsidiaries are prohibited from distributing dividends if there is a loss in the current year. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Any failure to maintain effective internal control could have a material adverse effect on our business, results of operations and the market price of the ADSs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2016 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Failure to achieve satisfactory production volumes of our products could result in higher unit production costs.

The production of silicon wafers, solar cells, solar modules and recovered silicon materials involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. From time to time, we have experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. In addition, the decreased demand in global solar power product market, including the demand for solar modules, may also cause us to operate at less than intended capacity. This would result in higher marginal production costs and lower output, which could have a material adverse effect on our business, financial condition and results of operations.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our export sales represented 57.7%, 62.7% and 61.5% of our total revenue in 2014, 2015 and 2016, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred foreign-exchange losses of approximately RMB139.6 million and RMB86.5 million in 2014 and 2015, respectively and foreign-exchange gain of approximately RMB208.8 million (US$30.1 million) in 2016. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi will be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any currency exchange losses we recognize may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

We commenced processing recoverable silicon materials in June 2006, and manufacturing silicon wafers in 2008. We commenced producing solar cells in July 2009 following our acquisition of Zhejiang Jinko, which has manufactured solar cells since June 2007, and we commenced producing solar modules in August 2009. We commenced our solar power generation and solar system integration service business in late 2011 and disposed of our downstream solar power project business in the PRC to a related party in November 2016.

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

Our Haining facility suspended operation from September 17, 2011 to October 9, 2011 due to an environmental incident. See “—Compliance with environmentally safe production and construction regulations can be costly, while noncompliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.” Occurrences of natural disasters, as well as accidents and incidents of adverse weather in or around Shangrao, Haining and Penang in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenue anticipated to be derived from the relevant facilities.

Our founders collectively have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially owned approximately 15.9%, 9.5% and 4.8%, respectively, or approximately 30.2% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of annual report, share options with respect to 9,325,122 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan, and there are 3,578,106 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of annual report, share options with respect to 11,077,980 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan, and there are 11,077,980 ordinary shares issuable upon the exercise of outstanding options granted under the plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had 253 patents and 203 pending patent applications in China. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

Our success depends on our ability to use and develop our technology and know-how, and to manufacture and sell our recovered silicon materials, silicon wafers, solar cells and solar modules, develop solar power projects or otherwise operate our business in the solar industry without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

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

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the Regulations on the Safety Management of Hazardous Chemicals, which became effective on December 1, 2011 and were amended on December 7, 2013, we are required to engage state-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. In compliance with Jiaxing City environmental authority’s requests, we commenced efforts to meet their targets for hazardous chemical and wastes in May 2012. Environmental authorities of Haining City and Jiaxing City evaluated our efforts and confirmed that we satisfied their targets in September 2012. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to conduct such safety evaluation or to make such filing on time may subject us to an order to rectify such conduct within a prescribed time period, fines of up to RMB100,000 or a revocation of our qualification certification and business license.

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

Risks Related to Doing Business in China

We may fail to comply with laws and regulations regarding PV production in China.

On March 25, 2015, the MIIT promulgated the Standard Conditions of Photovoltaic Production Industry, or the Photovoltaic Production Rule, in place of its old version, which establishes a basic regulatory framework for PV production industry. The Photovoltaic Production Rule provides, among other matters, requirements in relation to the production layout, project establishment filing and enterprise qualification, requirements with regard to the production scale, product quality, cell efficiency, energy consumption and operational life span of various PV products, and requirements related to quality management and obtaining the pollution discharge permits and other environmental requirements. Our failure to comply with the Photovoltaic Production Rule and the laws and regulations related thereto could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with such laws and regulations relating to PV production may materially adversely affect our business, financial condition and results of operations.

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

In February 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to PRC firms’ audit documents via the CSRC. If future document productions fail to meet specified criteria, the SEC retains the authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure.

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

The approval of the MOFCOM for or in connection with our corporate restructuring in 2007 and 2008 may be subject to revocation, which will have a material adverse effect on our business, operating results and trading price of our ADSs.

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce of the People’s Republic of China, or the MOFCOM, and the CSRC promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or Circular 10, which became effective on September 8, 2006 and was amended in June 2009. Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge with or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

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

Our business is primarily based in the PRC and a portion of our sales are made in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including:

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

On December 25, 2006, the People’s Bank of China promulgated the Measures for Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE promulgated relevant Implementation Rules. On February 15, 2012, the SAFE promulgated the Notice on Various Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in Equity Incentive Plans of Overseas Listed Companies, or the Stock Option Notice. The Stock Option Notice terminated the Application Procedures of Foreign Exchange Administration of Domestic Individuals’ Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas Listed Company issued by the SAFE on March 28, 2007. According to the Stock Option Notice, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee stock holding plan or stock incentive plan are required to register with the SAFE or its local counterparts by following certain procedures.

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

Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law of the PRC, or the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017, and the Regulation on the Implementation of the CIT Law, or the Implementation Rules of the CIT Law, both of which became effective on January 1, 2008, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. For example, as JinkoSolar Technology is a Hong Kong company and has owned 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Technology is deemed the beneficial owner of such dividends and that JinkoSolar Technology is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify a “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Technology is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be subject to the PRC withholding tax at a 10% rate instead of a reduced rate of 5%.

The CIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “PRC tax resident enterprises” and will generally be subject to the uniform 25% PRC corporate income tax rate as to their global income. Under the Implementation Rules of the CIT Law, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82. According to SAT Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if certain conditions are met. Despite of those conditions, as SAT Circular 82 only applies to enterprises incorporated outside China controlled by PRC enterprises or a PRC enterprise, it remains unclear how the PRC tax authorities will determine the location of “de facto management bodies” for offshore enterprises that are controlled by individual PRC tax residents or non-PRC enterprises, as our Company and JinkoSolar Technology. Therefore, it remains unclear whether the PRC tax authorities would regard our Company or JinkoSolar Technology as PRC tax resident enterprises. If our Company and JinkoSolar Technology are regarded by PRC tax authorities as PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology and ultimately to our company could be exempt from the PRC withholding tax, while our Company and JinkoSolar Technology will be subject to the uniform 25% corporate income tax rate on our global income at the same time.

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

We conduct substantially all of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside at least 10% of their after-tax profits based on PRC accounting standards each year as general reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2016, these general reserves amounted to RMB466.2 million (US$67.2 million), accounting for 7.6% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, which became effective January 1, 2008, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenue denominated in Renminbi increases or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ADSs. Under China’s existing foreign exchange regulations, foreign currency under current account transactions, such as dividend payments and trade-related transactions are generally convertible. Accordingly, our operating subsidiaries in China are able to pay dividends in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. However, the SAFE recently started to tighten such foreign exchange transactions. Among other things, the SAFE issued the Circular on Further Promoting the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance on January 26, 2017, pursuant to which the SAFE restated the procedures and reemphasized the bona-fide principle for banks to follow during their review of certain cross-border profit remittance. We cannot assure you that the PRC government would not take further measures in the future to restrict access to foreign currencies for current account transactions. Foreign exchange transactions by our operating subsidiaries in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one of our operating subsidiaries in China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE.

If we finance our subsidiaries in China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the MOFCOM or its local counterparts. On August 29, 2008, the SAFE promulgated Circular 142, which used to regulate the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that the conversion from foreign currency registered capital of foreign-invested enterprises into the Renminbi capital may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. However, Circular 19 does not materially change the restrictions on the use of foreign currency registered capital of foreign-invested enterprises that Circular 142 has set forth. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or Circular 16, which applies to all domestic enterprises in China. Circular 19 and Circular 16 continue to prohibit foreign-invested enterprises from, among other things, spending Renminbi capital converted from its foreign currency registered capital on expenditures beyond its business scope. Therefore, Circular 19 and Circular 16 may significantly limit the ability of our operating subsidiaries in China to transfer and use Renminbi funds from its foreign currency denominated capital, which may adversely affect our business, financial condition and results of operations.

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

Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for 2014, 2015 and 2016. In 2015, Zhejiang Jinko successfully renewed this qualification and will continue to enjoy the preferential tax rate of 15% in 2017, if the relevant conditions are met. In 2016, Jiangxi Jinko and Jiangxi Materials successfully renewed this qualification and will continue to enjoy the preferential tax rate of 15% in 2017 and 2018, if the relevant conditions are met. However, we cannot assure you that Zhejiang Jinko, Jiangxi Jinko or Jiangxi Materials will continue to qualify as “High and New Technology Enterprises” when subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and its Implementation Rules will be enforced, and whether its future implementation will be consistent with its current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially adversely affected. According to the Interim Regulations on Value-added Tax as amended on February 6, 2016, and the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, gross proceeds from sales and importation of goods and provision of services are generally subject to a value-added tax, or VAT, of 17% with exceptions for certain categories of goods that are taxed at a rate of 13%.

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

According to SAT Announcement 7, where a non-resident enterprise indirectly transfers equity interests or other properties of PRC tax resident enterprises, or PRC Taxable Property to avoid its tax liabilities by implementing arrangements without reasonable commercial purpose, such indirect transfer shall be recharacterized and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer and attributable to PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In the case of an indirect transfer of property of establishments of a foreign enterprise in the PRC, the applicable tax rate would be 25%. SAT Announcement 7 imposes tax filing obligations of such indirect transfers on both parties to the transfer transaction, compared to merely the transferor as required by Circular 698, as well as the PRC tax resident entity being indirectly transferred. Furthermore, SAT Announcement 7 illustrates certain circumstances which would indicate a lack of reasonable commercial purpose. SAT Announcement 7 also sets forth certain “safe harbors” which would be deemed to have a reasonable commercial purpose. As a general principle, the SAT also issued the Administration of General Anti-Tax Avoidance (Trial Implementation), or GATA, which became effective on February 1, 2015 and empowers the PRC tax authorities to apply special tax adjustments for “tax avoidance arrangements.”

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

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB208.7 million, RMB281.0 million and RMB355.8 million (US$51.2 million), respectively, as of December 31, 2014, 2015 and 2016. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

All employees participating in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On February 15, 2012, SAFE released the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Individuals’ Participating in Equity Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, which superseded the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company, issued by SAFE in 2007. According to the Stock Option Notice, PRC individual participants include directors, supervisors, senior management personnel and other employees who are PRC citizens (which includes citizens of Hong Kong, Macau and Taiwan) or foreign individuals who reside in the PRC for 12 months consecutively. Under the Stock Option Notice, PRC and foreign citizens who receive equity grants from an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. In addition, according to the Stock Option Notice, domestic individual participants must complete the registration with SAFE or its local branch within three days rather than 10 days from the beginning of each quarter.

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

Substantially all of our existing directors and senior management members reside in the PRC and substantially all of our assets and the assets of such persons are located in the PRC. Accordingly, it may be difficult for investors to effect service of process on any of these persons or to enforce judgments obtained outside of the PRC against us or any of these persons. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many developed countries, including the Cayman Islands, the United States and the United Kingdom. Therefore, the recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or even impossible.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. It is possible that China’s inflation rates may rise further in 2017. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

Because we source contractors and purchase raw materials in China, higher labor cost and inflation in China increases the costs of labor and raw materials we procure for production. In addition, our suppliers may also be affected by higher labor costs and inflation. Rising labor costs may increase our operating costs and partially erode the cost advantage of our China-based operations and therefore negatively impact our profitability.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$12.87 to US$27.27 per ADS in 2016. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, Companies Law (2016 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

As a non-U.S. company with ADSs listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law (2016 Revision) of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the composition of our assets and income, we believe that we were not a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes with respect to our 2016 taxable year and we do not currently intend or anticipate becoming a PFIC for 2017 or any future taxable year. However, we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our next taxable year ending December 31, 2017 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets for purposes of the PFIC asset test will generally be determined based on the market price of our ADSs and ordinary shares, which may fluctuate from time to time. If we are treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company”) holds an ADS or a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2016, we had 126,733,266 ordinary shares outstanding, excluding 277,746 ADSs representing 1,110,984 ordinary shares reserved for future grants under our share incentive plans and 1,723,200 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our wholly-owned operating subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko. We have six production facilities in Jiangxi, Zhejiang and Xinjiang Provinces, China, Malaysia, Portugal and South Africa, 18 global sales offices in China, United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico and 15 oversea subsidiaries in Japan, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa.

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

In July 2014, China Development Bank, the Macquarie Greater China Infrastructure Fund and New Horizon Capital agreed to invest a total of US$225.0 million in JinkoSolar Power, our then majority-owned subsidiary conducting our solar power generation business. The three investors together held approximately 45% of JinkoSolar Power’s equity after their investment.

In August 2014, we opened a solar module factory with annual production capacity of 120 MW in Cape Town, South Africa.

In March 2015, we opened a solar cell and module manufacturing facility with the production capacity of 450 MW and 500 MW, respectively, in Penang, Malaysia.

In November 2016, as a result of the sale of all of the 55% equity interest indirectly held by us in Jiangxi Jinko Engineering, we disposed of our downstream solar power project business in China and received US$250 million in cash.

B.	Business Overview

We are a global leader in the PV industry based in Jiangxi and Zhejiang Provinces in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production.

We sell our products in major export markets and China. We have 18 global sales offices in China, United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico and 15 oversea subsidiaries in Japan, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa to conduct sales, marketing and brand development for our products around the world. As of December 31, 2016, we had an aggregate of more than 1,100 customers for our solar modules globally, including distributors, project developers and system integrators.

Our solar modules utilize advanced solar technologies. All of our solar modules sold in Europe are CE, IEC, MCS and TÜV certified, all of our solar modules sold in Japan are JET certified, all of our solar modules sold in North America are UL certified and our monocrystalline solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. We also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. The “Eagle II” solar modules can reach peak power output of approximately 260 to 270 watts for a 60-cell module. We have also begun research on our “Eagle+” solar modules, which will be composed of multicrystalline cells that reached conversion efficiencies of approximately 20.4% in lab tests by a third party.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. As of December 31, 2016, we had an integrated annual capacity of 5.0 GW for silicon ingots and wafers, 4.0 GW for solar cells and 6.5 GW for solar modules. Our manufacturing facilities are primarily located in Jiangxi Province, Zhejiang Province and Xinjiang Uygur Autonomous Region of China and Penang of Malaysia, providing convenient and timely access to key resources and suppliers.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016, but still have a few overseas solar power projects in Italy and Mexico.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from recovered silicon materials to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2016, sales of solar modules, silicon wafers and solar cells represented 97.3%, 0.6% and 0.7%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

Leveraging our expertise in manufacturing high quality solar modules and substantial experience in the solar industry, we commenced developing solar power projects and providing solar system integration services in late 2011. In November 2016, we disposed of our downstream solar power project business in China and received US$250 million in cash.

Unless otherwise specified, the results presented in this annual report do not include the results of our downstream solar power project business in China, a discontinued operation.

The following table sets forth details of our revenues for the periods indicated:

	2014		2015		2016
	Volume	Revenue	Volume	Revenue	Volume	Revenue
Products	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(US$ in thousands)
Recovered silicon materials (metric tons)	3.9	11,272.6	1.8	5,201.8	0.3	860.0	123.9
Silicon wafers	229.6	286,585.0	118.2	138,293.4	156.3	136,079.7	19,599.6
Solar cells	134.2	200,643.6	172.8	215,048.3	126.9	155,016.3	22,327.0
Solar modules	2,423.1	9,155,396.1	4,207.6	15,086,256.8	6,225.3	20,825,750.0	2,999,531.9
Services
Solar system EPC	—	11,209.6	—	-	—	269,661.7	38,839.4
Processing services	—	69,581.4	—	—	—	—	—
Revenue from generated electricity	—	6,188.2	—	9,574.1	—	13,270.4	1,911.3
Total Revenue		9,740,876.5		15,454,374.4		21,400,638.1	3,082,333.0

For the years ended December 31, 2014, 2015 and 2016, revenues from sales of products and provision of processing services to subsidiaries of ReneSola Ltd., one of our related parties, amounted to RMB557,097, nil and nil, respectively.

For the years ended December 31, 2014, 2015 and 2016, revenues from sales of products to subsidiaries of Gansu Heihe Hydropower Industrial Investment LLC, one of our related parties, amounted to nil, nil and RMB102,998,133, respectively.

Solar Modules

We commenced producing solar modules in August 2009. In 2016, we sold 6,225.3 MW of solar modules and generated RMB20.83 billion (US$3.0 billion) of revenue from sales of solar modules. We expect that sales of solar modules will continue to be our largest revenue source in the future. In 2016, we generated 61.5% of our total revenue from overseas markets, and the United States, Japan and Chile, our three largest export markets, represented 36.0%, 4.6% and 4.2% of our total revenue, respectively. As the domestic market in China grows, we expect to sell increasing volumes of solar modules in the domestic market in China.

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

In 2016, our 1-Volt Eagle Modules became available for delivery in North America following UL 1703 certification.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. All of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm. All of our multicrystalline solar cells have dimensions of 156 mm x 156 mm. As of December 31, 2016, our solar cells using monocrystalline silicon wafers had an average conversion efficiency rate of 21.0% and our solar cells using multicrystalline silicon wafers had an average conversion efficiency rate of 18.7%.

Silicon Wafers

We commenced production of monocrystalline silicon wafers and multicrystalline silicon wafers in March 2008 and July 2008, respectively.

Recovered Silicon Materials

We commenced processing of recoverable silicon materials into recovered silicon materials in June 2006. We are able to process and recover a broad range of recoverable silicon materials, which enables us to reduce our overall silicon material costs and improve product quality and yield.

Solar Power Generation and Solar System EPC Services

We commenced developing solar power projects in China in 2011 and generated revenue from sales of electricity generated by our own solar power projects when they were connected to the grid. In November 2016, we disposed of our downstream solar power project business in China.

In addition, we obtained two small solar power projects as the repayment of our accounts receivable in Italy and commenced developing solar power projects overseas in 2016.

Manufacturing

We manufacture and sell solar modules, solar cells, silicon wafers and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

The following table sets forth our annual production capacity for silicon wafers, solar cells and solar modules as of December 31, 2014, 2015 and 2016:

	Annual Production Capacity as of December 31,
	2014	2015	2016
		(GW)
Products
Solar modules	3.2	4.3	6.5
Solar cells	2.0	2.5	4.0
Silicon wafers	2.5	3.0	5.0

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

Location	Industrial Use (square meters)	Residential Use (square meters)
Shangrao, Jiangxi Province	646,826	191,840
Haining, Zhejiang Province	187,034	5,388
Yuhuan, Zhejiang Province	92,540	-
Total	926,400	197,228

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

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

					Annual Manufacturing Capacities by Product Category as of December 31,
Products	Location	Facility No.	Plant Size (square meters)	Duration of Land Use Right	2014	2015	2016	Major equipment
						(GW)
Silicon Ingots and Wafers	Shangrao Economic Development Zone	1	68,396.80	(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v) January 6, 2009 to August 10, 2059	2.5	3.0	5.0	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Silicon Ingots	Yilin,Xinjiang	2	165,333.00	(i) May 28,2016 to May 27, 2026;(ii)January 1,2017 to December 31,2029				Monocrystalline furnaces
Solar Cells	Yuanhua Town, Haining	3	107,864.90	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	2.0	2.5	4.0	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Penang, Malaysia	4	8,191.00	January 1, 2015 to December 31, 2022
Solar Modules	Shangrao Economic Development Zone	5	134,950.58	July 6, 2009 to August 10, 2059	3.2	4.3	6.5	Laminating machine, solar cell module production line before and after component lamination, automatic glue spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining	6	98,497.00	September 9, 2016 to September 8, 2066
	Yuanhua Town, Haining	7	89,543.00	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060
	Penang, Malaysia	8	12,679	January 1, 2015 to December 31, 2022

In addition, there is an electric power transformation and distribution substation constructed by the Shangrao Economic Development Zone Management Committee and Shangrao County Power Supply Co., Ltd. with an annual capacity of 619.8 million kWh and a gross floor area of 13,127 square meters at Jiangxi Jinko’s manufacturing site to support its operations and assure it of priority supply of electricity. We had our own electric power transformation and distribution substation with an annual capacity of approximately 23.2 million kWh and a gross floor area of approximately 6,667 square meters in Shangrao as of December 31, 2016.

As of December 31, 2016, short-term borrowings of RMB902.9 million (US$130.0 million) and long-term borrowings of RMB75.1 million (US$10.8 million) were secured by land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

As of December 31, 2016, we had an integrated annual capacity of 5.0 GW for silicon ingots and wafers, 4.0 GW for solar cells and 6.5 GW for solar modules.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.”

We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB878.8 million (US$126.6 million) as of December 31, 2016, of which RMB783.5 million (US$112.9 million) will be due in 2017 and RMB95.3 million (US$13.7 million) will be due after one year but within five years. As we have shifted our focus from capacity expansion to improving our efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2014, 2015 and 2016, virgin polysilicon accounted for approximately 86.4%, 87.3% and 92.3%, respectively, and recoverable silicon materials accounted for approximately 13.6%, 12.7% and 7.7%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2016, purchases from foreign suppliers and domestic suppliers accounted for 87.0% and 13.0% of our total silicon raw material purchases, respectively.

In 2014, 2015 and 2016, our five largest suppliers provided approximately 62.1%, 52.8% and 59.2%, respectively, of our total silicon purchases by value. In 2014, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.0% of our total silicon purchases by value. In 2015, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.9% of our total silicon purchases by value. In 2016, one of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 17.7% of our total silicon purchases by value.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2016, we had approximately RMB325.8 million (US$46.9 million) of advances to suppliers.

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

Customers and Markets

We primarily sell solar products in both China and overseas markets, and before the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2014, 2015 and 2016, we generated 42.3%, 36.3% and 38.5% of our revenues from domestic sales and 57.7%, 62.7% and 61.5% of our revenues from export sales, respectively. As of December 31, 2016, we had more than 600 customers for our solar modules from China and 500 from other countries, including the United States, the United Kingdom, Chile, South Africa, Japan, Holland, India, Australia and France. The following table sets forth our net revenues generated from sales of products and provision of processing services to customers in respective geographic locations, with percentage of net revenues, for the periods indicated.

	2014		2015		2016
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	4,119,710.4	42.3%	5,608,964.0	36.3%	8,249,043.1	1,188,109.3	38.5%
Outside China
America	1,766,283.0	18.1%	4,146,330.9	26.8%	7,701,560.2	1,109,255.4	36.0%
UK	1,266,982.3	13.0%	839,243.3	5.4%	342,655.7	49,352.7	1.6%
Chile	580,383.7	6.0%	1,018,522.7	6.6%	898,465.1	129,405.9	4.2%
Turkey	50,119.6	0.5%	377,663.5	2.4%	366,929.8	52,848.9	1.7%
Thailand	65,578.6	0.7%	328,505.8	2.1%	97,904.5	14,101.2	0.5%
South Africa	534,571.3	5.5%	346,904.3	2.2%	37,324.0	5,375.8	0.2%
Japan	486,201.3	5.0%	997,526.3	6.5%	992,645.5	142,970.7	4.6%
India	272,142.4	2.8%	280,481.8	1.8%	775,458.2	111,689.2	3.6%
Brazil	5,033.3	0.1%	44,251.7	0.3%	479,569.2	69,072.3	2.2%
Rest of the world	593,870.6	6.1%	4,146,330.9	9.5%	1,459,082.8	210,151.6	6.8%
Sub-total	5,621,166.1	57.7%	9,845,410.4	62.7%	13,151,595.0	1,894,223.7	61.5%
Total	9,740,876.5	100.0%	15,454,374.4	100.0%	21,400,638.1	3,082,333.0	100.0%

Sales of solar modules are our largest revenue contributor, which accounted for 97.3% of our total revenues in 2016. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2014, 2015 and 2016.The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers for the periods indicated:

	2014		2015		2016
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Solar modules	17.2	Solar modules	20.0	Solar modules	28.5

We sell our solar modules under our own brand “JinkoSolar” as well as on an OEM basis. Our customers for solar modules include distributors, project developers and system integrators. We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our module customers include leading players in the PV industry, such as sPower, ConEdison Development, BayWa r.e. Solarsysteme GmbH, AMEC, the Juwi Group, Energiebau Solarstrom System GmbH, WBHO Build Energy (Pty) Ltd, Solar Century Holding Ltd and Solairedirect S.A.

Sales and Marketing

We sell solar modules under short-term contracts and by spot market sales. We negotiate payment terms on a case by case basis and we allow most of our overseas’ customers to make full payment within 90 days and our domestic customers to make 90%-95% of payment within 180 days after delivery and the rest will be paid when the Retainage Period (as defined below) ends.

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, U.S. Canada, South Africa, Australia, Singapore, and other countries and regions. We have 18 global sales offices in China, United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico and 15 oversea subsidiaries in Japan, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

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

In July 2016, we made a big leap forward in the latest China Fortune 500 list from 437th to 330th. Furthermore, we were awarded the 2016 BlueSky Award for Global Top Investment Scenarios to Apply New Technologies for Renewable Energy Utilization.

In October 2016, we were ranked 16th among Fortune magazine’s 100 Fastest-Growing Companies in 2016. We were also appointed as co-chair of the B20 ECRE Taskforce under the 2017 Germany G20 Presidency.

Quality Control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO9001 and IEC TS 62941 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. Our quality management systems in Shangrao, Jiangxi Province, Haining, Zhejiang Province and Penang, Malaysia have all received the SGS ISO90001:2015 certification. In addition, our manufacturing facilities in Shangrao, Jiangxi Province and Haining, Zhejiang Province have passed the TUV-NORD IEC TS62941 test in November 2016.

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received CE, IEC, MCS and TÜV certifications for all of our solar modules sold in Europe, UL certifications for all solar modules sold in North America and CQC and CGC certification for all of our solar modules in China. In August 2012, our modules became the first to pass TÜV-SÜD’s stringent potential induced degradation test under 85 degrees Celsius and 85% relative humidity conditions, and our testing facility received certification from China National Accreditation Service for its industry leading quality controls. In May 2013, our modules became the first to pass TÜV NORD’s dynamic mechanical load testing with maximum 1000 Pascal downward load. In 2013, our solar modules also passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TÜV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TÜV Rheinland. In May 2016, we became the first Chinese PV manufacturer that received Qualification Plus certification from TÜV Rheinland for solar modules.

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

In February 2012, we opened our PV module testing laboratory in Jiangxi, China, which can conduct over 16 different kinds of tests, ranging from basic pressure and impact tests to challenging hot spot, pre-decay and UV aging tests, all of which conform to UL and International Electrotechnical Commission regulations. In February 2012, the facility was awarded the UL Witness Testing Data Program (“WTDP”) Certificate and, in August 2012, the facility was certified by China National Accreditation Service (“CNAS”).

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

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar cells and solar modules such as Trina Solar Ltd., Canadian Solar Inc. and JA Solar Holdings Co., Ltd in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

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

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the Regulations on the Safety Management of Hazardous Chemical, which became effective on December 1, 2011 and were amended on December 7, 2013, we are required to engage state-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to conduct such safety evaluation or to make such filing on time may subject us to an order to rectify such conduct within a prescribed time period, fines of up to RMB100,000 or a revocation of our qualification and business license.

Environmental Matters

We generate and discharge chemical wastes, waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental teams at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. Our environmental teams are on duty 24 hours. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees, and from January 1, 2018, taxes for the discharge of waste materials above prescribed levels, require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business.”

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. Our manufacturing facilities in Shangrao, Jiangxi Province have received the ISO 9001:2015 certification and our manufacturing facilities in Haining, Zhejiang Province have received the ISO 9001 and the ISO14001 certification. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level. In September 2016, we helped create the first PV recycling network in the U.S.

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

We continued to implement several environmental protection related projects at the Haining facility between 2013 and 2015, aiming to improve the waste treatment as well as to reduce carbon dioxide emission. We have invested to establish a new water recycle system, install roof-top solar panels, replace fluorescent tubes with LED light in the production lines, and upgrade waste chemical discharge sewers. In 2016, we completed the upgrade of the existing wastewater treatment station and improved the wastewater treatment of the Haining facility to comply with the new PRC environmental standards for the solar industry.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to approximately RMB2,567.7 million (US$369.8 million) as of December 31, 2016. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to approximately RMB4,506.4 million (US$649.1 million) as of December 31, 2016. Insurance coverage for Jinko Malaysia’s fixed assets and inventory amounted to approximately RMB920.1 million (US$132.5 million) as of December 31, 2016. As of December 31, 2016, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”) of up to US$2,000 million, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$246.8 million and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar GmbH, JinkoSolar Canada Co., Ltd. and JinkoSolar (U.S.) Inc. of up to RMB25.4 billion (US$3.7 billion).

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

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB27.3 million, RMB34.3 million and RMB25.3 million (US$3.6 million) in insurance premiums in 2014, 2015 and 2016, respectively.

Regulation

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in the PRC or our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

The Renewable Energy Law, which originally became effective on January 1, 2006 and was amended on December 26, 2009, sets forth policies to encourage the development and on-grid application of solar energy and other renewable energy. The law also sets forth a national policy to encourage the installation and use of solar energy water heating systems, solar energy heating and cooling systems, PV systems and other systems that use solar energy. It also provides financial incentives, such as national funding, preferential loans and tax preferential treatment for the development of renewable energy projects.

The PRC Energy Conservation Law, which became effective on April 1, 2008 and was amended on July 2, 2016, encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes. The law also encourages and supports the development of solar energy system in rural areas.

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

In response to the increased pace of market development, the PRC State Council, in a statement dated July 4, 2013, announced to support the development of PV production enterprises with high technology and strong market competitiveness, among other matters.

In March 2016, the National People’s Congress approved the Outline of the Thirteenth Five-Year Plan for National Economic and Social Development of the PRC, which mentions a national commitment to continuing to support the development of PV generation industry.

On March 22, 2016, the NEA promulgated the Guide Opinion on Energy for 2016, which encouraged the development of solar power.

On November 29, 2016, the State Council released the Thirteen Five-Year Development Plan for National Strategic New Industries, which aims to promote the diversification and large-scale development of solar power industry.

On December 8, 2016, the NEA officially released the Thirteen Five-Year Plan on Solar Power Development, pursuant to which, the NEA will provide market support to advanced technology and product and lead the PV technical advances and industry upgrading.

On December 30, 2016, the MIIT, NDRC, the Ministry of Science and Technology and MOF jointly promulgated the Development Guide Regarding the New Materials Industry to support and provide details for the development of the PRC solar power industry.

Environmental Protection

The construction processes of our solar power projects generate material levels of noise, waste water, gaseous emissions and other industrial wastes. Therefore, we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials and to the protection of the environment of the community. The major environmental regulations applicable to our business activities in the PRC include the Environmental Protection Law of the PRC, the Law on the Prevention and Control of Noise Pollution, the Law on the Prevention and Control of Air Pollution, the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Solid Waste Pollution, the Environmental Impact Evaluation of Law, and the Regulations on the Administration of Environmental Protection In Construction Projects.

On December 25, 2016, the Standing Committee of the National People's Congress promulgated the Law on Environmental Protection Tax, which will become effective on January 1, 2018. The Law on Environmental Protection Tax reforms and replaces the pollutant discharge fee system, which had been implemented over decades in China. The Law on Environmental Protection Tax provides that, among others, from the effective date, the enterprises, entities and other producers and operators that directly emit taxable pollutants into the environment within the territory and other sea areas under the jurisdiction of the PRC shall pay environmental protection tax instead of pollutant discharge fees. Under the Law on Environmental Protection Tax, taxable pollutants include air and water pollutants, solid waste and noise.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction regulations can be costly, while noncompliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

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

Work Safety

We are subject to laws and regulations in relation to work safety and occupational disease prevention, including the Work Safety Law of the PRC, which became effective on November 1, 2002 and was amended on August 31, 2014, the Prevention and Control of Occupational Diseases of the PRC, which was effective on May 1, 2002, and was amended on July 2, 2016, and the Photovoltaic Production Rule and other relevant laws and regulations.

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

With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko was grandfathered by the Implementation Circular. Both Jiangxi Jinko and Zhejiang Jinko were subject to a preferential tax rate of 12.5% in 2011 and 2012. Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for 2014, 2015 and 2016. In 2015, Zhejiang Jinko successfully renewed this qualification and will continue to enjoy the preferential tax rate of 15% in 2017, if the relevant conditions are met. In 2016, Jiangxi Jinko and Jiangxi Materials successfully renewed this qualification and will continue to enjoy the preferential tax rate of 15% in 2017 and 2018, if the relevant conditions are met.

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

According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, nonresidents may be recognized as “beneficial owners” and enjoy treaty benefits for the income derived from the PRC from certain investments.

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

VAT

Pursuant to the Interim Regulations on Value-added Tax as amended on February 6, 2016, and the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are required to pay VAT. The Interim Regulations on Value-added Tax and their Implementing Rules also provide that gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a rate of 13%.

Foreign Currency Exchange

Foreign currency exchange regulation in the PRC is primarily governed by the Regulations on the Administration of Foreign Exchange, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange. Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. On January 26, 2017, the SAFE issued the Circular on Further Promoting the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, pursuant to which the SAFE restated the procedures and reemphasized the bona-fide principle for banks to follow during their review of certain cross-border profit remittance. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the SAFE. Foreign-invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the NDRC, the MOC, and registration with the SAFE.

In August 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the Circular 142, regulating the conversion by a foreign invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. Pursuant to the Circular 142, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB-denominated loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. Furthermore, on March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that, the conversion from foreign currency registered capital of foreign-invested enterprises into the Renminbi capital may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. However, Circular 19 does not materially change the restrictions on the use of foreign currency registered capital of foreign-invested enterprises. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or Circular 16, which applies to all domestic enterprises in China. Circular 19 and Circular 16 continue to prohibit foreign-invested enterprises from, among other things, spending Renminbi capital converted from its foreign currency registered capital on expenditures beyond its business scope.

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

The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment issued by the SAFE on November 19, 2012 and amended on May 4, 2015 substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE’s approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches. On February 13, 2015, the SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, effective on June 1, 2015, which further simplifies the approval requirements of SAFE upon the direct investment by foreign investors. In particular, instead of applying for approvals from SAFE, entities and individuals are required to apply for foreign exchange registrations of foreign direct investment and overseas direct investment from qualified banks, while the qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration accordingly.

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

PRC law provides that anyone wishing to exploit the patent of another must enter into a written licensing contract with the patent holder and pay the patent holder a fee. One rather broad exception to this, however, is where a party possesses the means to exploit a patent for inventions or utility models under certain circumstances but cannot obtain a license from the patent holder on reasonable terms and in a reasonable period of time, the State Intellectual Property Office of the PRC is authorized to grant a compulsory license. A compulsory license can also be granted where a national emergency or any extraordinary state of affairs occurs or where the public interest so requires. The patent holder may appeal such a decision within three months from receiving notification by filing a suit in people’s court in the PRC.

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

C.	Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Technology Limited (“Paker”)*	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.(“Zhejiang Jinko”)	June 30, 2009	PRC	100%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	100%

JinkoSolar GmbH	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.	June 13, 2010	PRC	100%

Xinjiang Jinko Solar Co., Ltd.	May 30, 2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	100%

JinkoSolar (U.S.) Inc.	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd (“Jiangxi Materials”)	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L.	July 8, 2011	Italy	100%

JinkoSolar SAS	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd	December 7, 2011	Australia	100%

Jinko Solar Pty Ltd.	April 13, 2012	South Africa	100%

Jinko Solar Japan K.K.	May 21, 2012	Japan	100%

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd.	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA.	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V.	February 25, 2014	Mexico	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

Jinko Solar Technology SDN.BHD.	January 21, 2015	Malaysia	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited**	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.***	January 12, 2015	BVI	100%

Canton Best Limited	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited (“Wide Wealth Hong Kong”) ****	June 11, 2012	Hong Kong	100%

*In the fourth quarter of 2016, Paker disposed of Zhejiang Jinko Financial Leasing Co., Ltd with the consideration of RMB183 million (US$26.4 million). Loss of disposal amounted to RMB15.2 million (US$2.2 million) was recognized. Considerations associated with the transaction had not been collected as of December 31, 2016.

In the fourth quarter of 2016, Paker closed down JinkoSolar International Limited. Accumulated translation differences associated with the entity in the amount of RMB4.7 million (US$0.7 million) was recognized in net income upon the liquidation of the entity.

**In the fourth quarter of 2016, JinkoSolar International Development Limited disposed of Jinko Solar (Thailand) Co. Ltd with the consideration of RMB2.4 million (US$0.4 million). Loss of disposal amounted to RMB0.1 million (US$0.02 million) was recognized. Considerations associated with the transaction had not been collected as of December 31, 2016.

***In the fourth quarter of 2016, Jinkosolar Household PV System Ltd. disposed of its household solar project business with the consideration of RMB27 million (US$3.9 million). Gain on disposal amounted to RMB15.4 million (US$2.2 million) was recognized. Considerations associated with the transaction had been collected as of December 31, 2016.

****In the fourth quarter of 2016, Wide Wealth Hong Kong disposed all of the 55% equity interest indirectly held by the Company in Jiangxi Jinko Engineering to Shangrao Kangsheng Technology Co., Ltd., a company incorporated with limited liability under the laws of the People’s Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of our board of directors for a total consideration of US$250 million.

In conjunction, JinkoSolar Power repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares with considerations of US$225 million from the preferred shareholders, while Wide Wealth Hong Kong agreed to transfer the 45% equity interest of Jiangxi Jinko Engineering to related entities of the preferred shareholders with a total consideration of US$225 million. These two transactions were net-settled as agreed among JinkoSolar Power, Wide Wealth Hong Kong and the preferred shareholders.

D.	Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. As of December 31, 2016, we had an integrated annual capacity of 5.0 GW for silicon ingots and wafers, 4.0 GW for solar cells and 6.5 GW for solar modules.

Our revenues were RMB9.74 billion, RMB15.45 billion and RMB21.40 billion (US$3.08 billion) in 2014, 2015 and 2016, respectively. We had net income of RMB698.1 million, RMB766.5 million and RMB990.2 million (US$142.6 million) in 2014, 2015 and 2016, respectively.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Our business and revenue growth depends on the industry demand for solar power and solar power products. In the second half of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. In early 2010, as the effect of the global financial crisis started to subside, industry demand for solar power and solar power products started to revive. Access to financing continued to improve from 2010 to the first half of 2011, driven by increasing awareness of renewable energy, stronger balance sheets for financing providers and sustainable government incentives to develop solar as an alternative energy solution. However, in 2011, a decrease in payment to solar power producers, in the form of FIT and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as FIT. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. Our business and revenue increased in Europe in 2014, partly due to the significant increase in demand for solar modules in the U.K. Compared with 2014, our revenue increased in North America in 2015 mainly attributable to the significant increase in demand for solar modules in the U.S. China had become the largest solar market in 2016, whereas the demand in India continued to grow rapidly, second to only China and the United States. A strong presence in these markets led to an increase in our revenue despite the decreasing module price as a result of the China FIT cut as well as the uncertainties brought by the new president of the United States.

We believe the steady reduction in the manufacturing cost of solar power products will stimulate demand for solar power and solar power products in the long term. In particular, decreases in the price of silicon feedstock, improvements in manufacturing techniques for solar power products and economies of scale have continually reduced the unit production costs of solar power products in recent years, which in turn have increased the competitiveness of solar power on an unsubsidized basis relative to conventional power and other renewable energy sources. We expect significant market opportunities to be created as demand continues to grow and the price of solar power approaches that of conventional energy in a number of markets. In the long term, we believe that solar power will continue to have significant growth potential and that demand for our products and services will continue to grow.

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

In 2011, the PV industry experienced a series of adverse developments. For more detailed discussions of such adverse developments, see “—Industry Demand” and “—Government Subsidies, Policies and Economic Incentives.” The softened demand for PV products, coupled with the over-supply caused by significantly increased manufacturing capacity in the industry, led to intensified competition among PV module manufacturers.

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

Due to the increase of credit sales, especially in China and other emerging markets, our accounts receivable turnover increased in 2016. Our accounts receivable turnover were 102 days, 82 days and 108 days in 2014, 2015 and 2016, respectively. In particular, in 2014, 2015 and 2016, our accounts receivable turnover in the U.S. were 34 days, 25 days and 19 days, respectively; our accounts receivable turnover in China were 146 days, 131 days and 144 days, respectively. Correspondingly, our provisions for accounts receivables increased. We recorded provisions for accounts receivable of RMB428.6 million, RMB335.7 million and RMB376.6 million (US$54.2 million) as of December 31, 2014, 2015 and 2016, respectively. Considering the increase in credit sales, we will continue to make assessment and properly provide the provision on doubtful accounts.

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

Government Subsidies, Policies and Economic Incentives

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives, because the cost of solar power currently exceeds, and we believe will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy. Various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, the German government has introduced legislation to reduce the FIT program since 2010 due to the strong growth of its domestic solar market. From 2012 to 2016, the Japanese government cut down its FIT from 40 Yen to 24 Yen for projects below 10KW and from 42 Yen to 31 Yen for projects above 10 KW.

Our revenue and operating results may be adversely impacted by unfavorable policy revisions if FIT in the United States and Japan, our two largest export markets, and certain other major markets for solar power and solar power products are further reduced. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and solar power to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. We believe that the growth of the solar power industry in the short term will continue to depend largely on the availability and effectiveness of government incentives for solar power products and the competitiveness of solar power in relation to conventional and other renewable energy resources in terms of cost.

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to anti-dumping and countervailing duties or import quotas imposed by certain overseas markets, including the U.S., European Union and Canada.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the U.S. market and European market accounted for 36.0% and 3.5% of our total revenue in 2016, respectively.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2016, we had an integrated annual capacity of 5.0 GW for silicon ingots and wafers, 4.0 GW for solar cells and 6.5 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third-party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2014, 2015 and 2016, the average conversion efficiency rate of our solar cells using our monocrystalline silicon wafers was 19.6%, 19.6% and 21.0%, respectively, and the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers was 18.2%, 18.3% and 18.7%, respectively.

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

67

	2014		2015		2016
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Continuing operations
Products
Recovered silicon materials	11,272.6	0.1	5,201.8	0.0	860.0	123.9	0.0
Silicon wafers	286,585.0	2.9	138,293.4	0.9	136,079.7	19,599.6	0.6
Solar cells	200,643.6	2.0	215,048.3	1.3	155,016.3	22,327.0	0.7
Solar modules	9,155,396.0	91.8	15,086,256.8	93.8	20,825,750.0	2,999,531.9	97.3
Services
Solar system EPC	11,209.6	0.1	—	0.0	269,661.7	38,839.4	1.3
Processing services	69,581.4	0.7	—	—	—	—	—
Revenue from generated electricity	6,188.2	2.4	9,574.1	4.0	13,270.4	1,911.3	0.1
Total	9,740,876.5	100.0	15,454,374.4	100.0	21,400,638.1	3,082,333.0	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, the sales volumes and approximate average selling prices for the periods indicated:

Continuing operations	2014	2015	2016
Sales volume:
Recovered silicon materials (metric tons)	3.9	1.8	0.3
Silicon wafers (MW)	229.6	118.2	156.3
Solar cells (MW)	134.2	172.8	126.9
Solar modules (MW)	2,423.1	4,207.6	6,225.3
Average selling price (RMB):
Recovered silicon materials (per kilogram)	2.9	2.9	2.9
Silicon wafers (per watt)	1.2	0.7	0.9
Solar cells (per watt)	1.5	1.2	1.2
Solar modules (per watt)	3.8	3.6	3.3

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2014, 2015 and 2016, our cost of revenues was RMB7.64 billion, RMB12.52 billion and RMB17.53 billion (US$2.53 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses, impairment of long-lived assets and provision for advance to suppliers.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2014, 2015 and 2016, our selling and marketing expenses were RMB768.3 million, RMB1,144.6 million and RMB1,434.0 million (US$206.5 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, impairment of long-lived assets as well as provision for bad debts. In 2014, 2015 and 2016, our general and administrative expenses were RMB369.3 million, RMB521.4 million and RMB778.8 million (US$112.2 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development In 2014, 2015 and 2016, our research and development expenses were RMB106.6 million, RMB143.7 million and RMB181.1 million (US$26.1 million), respectively.

Provision for advance to suppliers. We did not make a provision for the outstanding balances of inventory purchase prepayments in 2015. We made RMB2.7 million and RMB0.8 million provision for the outstanding balances of inventory purchase prepayments in 2014 and 2016, respectively.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment in our wafer and cell production line. In 2014, 2015 and 2016, we recognized impairment of long-lived assets of RMB6.2 million, nil and RMB125.5 million (US$18.1 million), respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2014, 2015 and 2016, we incurred net interest expenses of RMB226.3 million, RMB311.0 million and RMB359.3 million (US$51.7 million), respectively.

Convertible Senior Notes Issuance Costs

We incurred costs in association with the issuance of convertible senior notes in the principal amount of US$150 million in January 2014. Our convertible senior notes issuance costs consist primarily of legal fees, initial purchasers’ discount and printing fees. Since we elected to measure the convertible senior notes in their entirety, at fair value, issuance costs of RMB26.1 million associated with the offering were expensed upon issuance of the notes.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations for us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. In 2014, 2015 and 2016, our government subsidy income, which was not assets related, was RMB49.8 million, RMB103.6 million and RMB168.6 million (US$24.3 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB92.4 million, nil and nil in 2014, 2015 and 2016, respectively.

Exchange Gain / (Loss)

In 2014, we incurred foreign exchange loss of RMB139.6 million, primarily due to the depreciation of the Euro and Japanese Yen against the Renminbi. In 2015, we incurred foreign exchange loss of RMB86.5 million, primarily due to the net impact of depreciation of the Euro and appreciation of the U.S. dollars against the Renminbi in 2015. In 2016, we incurred foreign exchange gain of RMB208.8 million (US$30.1 million) due to the appreciation of the U.S. dollars against the Renminbi.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee income from Jiangxi Jinko Engineering in 2016 and expenses related to charitable donations. We had net expense of RMB1.6 million in 2014, net income of RMB1.0 million in 2015, and net income of RMB8.8 million (US$1.3 million) in 2016.

Change in Fair Value of Forward Contracts

We recognized losses of RMB0.7 million and RMB52.6 million (US$7.6 million) in 2014 and 2016, respectively. In 2015, we recognized a gain of RMB56.9 million.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

In 2014, we recognized gain from a change in fair value of convertible senior notes and capped call option of RMB64.1 million. We recognized loss from a fair value of convertible senior notes and capped call option of RMB14.6 million and RMB110.2 million (US$15.9 million) in 2015 and 2016, respectively. We completed the repurchase of almost all of the convertible senior notes in February 2017.

Change in Fair Value of Derivative Liability

In 2016, we recognized a gain in fair value of warrant liability of RMB24.6 million (US$3.5 million), compared with a loss in fair value of warrant liability of RMB2.1 million in 2015.

To finance our overseas power station business operations and expansion, our operating subsidiaries located in Mexico will obtain long-term bank borrowings from local banks, which will carry variable interest rates. With an aim to reduce our interest rate exposure, we entered into a long-term interest rate cap contract in 2016 to fix the interest rate as a fixed rate payer. The rate cap is a derivative which needs to be fair valued at each reporting period end. In 2016, we recognized loss from the fair value change of the rate cap derivative of RMB10.4 million (US$1.5 million).

Share-based Compensation

Our Company

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, as amended, and options for a total of 3,578,106 ordinary shares were outstanding as of December 31, 2016. We adopted our 2014 Equity Incentive Plan on August 18, 2014 and options for a total of 11,077,980 ordinary shares were outstanding as of December 31, 2016. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2014, 2015 and 2016:

	2014		2015		2016
Continuing operations	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Cost of revenues	203.1	0.5%	118.3	0.1%	333.3	48.0	0.4
Selling and marketing expense	6,397.9	15.0%	23,625.8	21.0%	15,908.5	2,301.7	17.8
General and administrative expense	34,164.5	80.0%	81,024.7	71.9%	67,152.5	9,672.0	75.0
Research and development expense	1,924.4	4.5%	7,945.6	7.0%	6,101.4	878.8	6.8
Total share-based compensation expenses	42,689.9	100.0%	112,714.4	100.0%	89,567.7	12,900.4	100.0

The increase in share-based compensation expenses in 2015 was mainly due to the new grants under our 2014 Equity Incentive Plan. As the share options granted under our 2014 Equity Incentive Plan are graded vested in five successive equal annual installments, the share-based compensation expenses decreased in 2016.

JinkoSolar Power

In October 2014, JinkoSolar Power adopted its 2014 Equity Incentive Plan (the “JinkoSolar Power 2014 Plan”), which permits the grant of stock options, restricted shares and restricted share units of JinkoSolar Power to its employees, directors and consultants of JinkoSolar Power. Under the plan, a total of 12,766 ordinary shares (12,766,000 shares post the thousand-for-one share split by JinkoSolar Power in April 2015) of JinkoSolar Power were initially reserved for issuance.

On May 4, 2015, JinkoSolar Power granted 8,680,880 share options to its directors, officers and employees, under JinkoSolar Power 2014 Plan to purchase ordinary shares of JinkoSolar Power. The exercise price of the share option is US$3.9166 per share and the term is 10 years from the date of grant. Subject to the individuals’ continued employment with JinkoSolar Power, and only upon the completion of an IPO of JinkoSolar Power, the option shall vest and become exercisable with respect to the vesting schedule as following.

•	7,021,300 share options granted to directors and employees will vest and exercisable in 5 successive equal annual installments on the last day of each year from grant date.

•	1,659,580 share options granted to an officer will vest by 40% on the grant date, and 30% on each of the second and third anniversaries of the grant date. In addition, if the officer’s employment with JinkoSolar Power is terminated as a result of certain defined events or situations, any then unvested share options for this officer will immediately become fully vested.

The disposition of our downstream solar power projects business in China triggered immediate vesting of the share options pursuant to the terms of the share option agreements. We fully recognized share-based compensation expenses amounted to RMB113.7 million in the discontinued operations for the year ended December 31, 2016. At the same time, JinkoSolar Power signed agreements with the relevant employees to cancel and terminate the share options granted irrevocably and unconditionally with no consideration.

Taxation

We derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. Under the CIT Law, which became effective on January 1, 2008, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. However, according to the CIT Law and the Implementation Rules of the CIT Law, the “two-year exemption” and “three-year half deduction” tax preferential policy was grandfathered, under which a foreign invested enterprise of a production nature scheduled to operate for no less than ten years would be eligible for a corporate income tax exemption of two years followed by a three-year 50% reduction on its applicable corporate income tax rate, in each case beginning with its first year of profitability. As a result, Jiangxi Jinko and Zhejiang Jinko were exempted from corporate income tax in 2009 and subject to corporate income tax at the reduced rate of 12.5% from 2010 to 2012. Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for 2014, 2015 and 2016. In 2015, Zhejiang Jinko successfully renewed this qualification and will continue to enjoy the preferential tax rate of 15% in 2017, if the relevant conditions are met. In 2016, Jiangxi Jinko and Jiangxi Materials successfully renewed this qualification and will continue to enjoy the preferential tax rate of 15% in 2017 and 2018, if the relevant conditions are met.

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

Under the CIT Law and the Implementation Rules of the CIT Law, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. Under the tax arrangement between Hong Kong and China, a reduced tax rate of 5% for dividends paid to a Hong Kong company will be applied provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary. Both JinkoSolar Technology and Wide Wealth Group Holdings Limited are our Hong Kong subsidiaries. 100% of the equity interests in Jiangxi Jinko, 25% of the equity interests in Zhejiang Jinko and 100% of the equity interests in JinkoSolar (Shanghai) Management Co., Ltd. are owned directly by JinkoSolar Technology. 100% of the equity interests in Jiangxi Jinko Engineering are owned directly by Wide Wealth Group Holdings Limited. If neither JinkoSolar Technology nor Wide Wealth Group Holdings Limited is deemed a PRC tax resident enterprise and is treated as the beneficial owner of the dividends paid by Jiangxi Jinko, Zhejiang Jinko and JinkoSolar (Shanghai) Management Co., Ltd. to JinkoSolar Technology, or the dividends paid by Jiangxi Jinko Engineering to Wide Wealth Group Holdings Limited, as the case may be, and owns such equity for at least 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax pursuant to the tax arrangement between Hong Kong and China as discussed above. According to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the SAT on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under a bi-lateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Administration of Taxation on How to Understand and Identify a “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. The circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments.

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

We entered into certain sales contracts with retainage terms since 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period which generally range from one year to two years (the “Retainage Period”). Given our limited experience with respect to the collectability of the retainage, we defer recognition of the retainage as revenue until the customers pay us after the Retainage Period expires. As of December 31, 2015 and 2016, the total amounts of retainage that were not recognized as revenue were RMB156.2 million and RMB144.9 million (US$20.9 million), respectively. Additions of retainages in 2014, 2015 and 2016 were RMB 69.6 million, RMB 35.7 million and RMB 19.8 million, respectively. Revenue recognized upon the cash collection of the retainages in 2014, 2015 and 2016 was RMB45.0 million, RMB73.8 million and RMB31.1 million, respectively. All of the retainages are within the Retainage Period.

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

We recognize revenue related to solar system integration projects on the percentage-of-completion basis. We estimate our revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly. No loss provision was recorded in the years ended December 31, 2014, 2015 and 2016.

In the PRC, VAT at a general rate of 17% on the invoiced amount is collected by us on behalf of tax authorities in respect of sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases is recorded as a liability until it is paid to the tax authorities.

Segment report

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our reportable segments. Management has determined that we currently operate our business in one segment, as that term is defined by FASB ASC Topic 280, Segment reporting.

Our only segment is the vertically integrated solar power products manufacturing business (“manufacturing segment”), under which we manufacture and sell silicon wafers, cells and solar modules.

Our downstream solar power projects business, under which we developed, constructed and operated solar power projects in China, including (i) power generation, (ii) engineering, procurement, and construction (“EPC”), and (iii) connecting solar power projects to the grid and operation and maintenance of the solar power projects, was reported in prior years as the solar power projects segment. We disposed of this segment in the fourth quarter of 2016.

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

Allowances for doubtful accounts receivable were RMB428.6 million, RMB335.7 million and RMB376.6 million (US$54.2 million) for 2014, 2015 and 2016, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. Provisions for inventories valuation were RMB75.9 million, RMB98.8 million and RMB439.0 million (US$63.2 million) for the years ended December 31, 2014, 2015 and 2016, respectively. The increase of inventory provisions in 2016 was mainly attributable to a sharp decline in the average selling prices of solar modules since the third quarter of 2016.

In addition, we analyze our firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2014, 2015 and 2016.

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

Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, we capitalize interest on amounts expended on the project at our weighted average cost of borrowing money. Interest expense capitalized for the years ended December 31, 2014, 2015 and 2016 were RMB4.1 million, RMB74.3 million and RMB67.5 million (US$9.7 million), respectively.

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

As of December 31, 2014, 2015 and 2016, the balances of project assets were nil, nil and RMB55.1 million (US$7.9 million), respectively.

Land use rights

Land use rights represent acquisition costs to purchase land use rights from the PRC government, which are evidenced by property certificates. The periods of these purchased land use rights are either 50 years or 70 years. We classify land use rights as long-term assets on the balance sheet and cash outflows related to acquisition of land use right as investing activities.

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 50 years or 70 years, as applicable.

Investments in affiliates

We hold equity investments in affiliates for which we do not have a controlling financial interest, but have the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein we record our proportionate share of the investees’ income or loss in our consolidated financial statements. Cost method is used for investments over which we do not have the ability to exercise significant influence.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Our equity investments in affiliates were disposed as part of our disposition of downstream solar power project segment, and investment income of affiliated companies was recorded in discontinued operations.

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

For a sale-leaseback transaction, when the transaction involves real estate or integral equipment, sale-leaseback accounting shall be used by a seller-lessee only if the transaction includes all of the following a) A normal leaseback; b) Payment terms and provisions that adequately demonstrate the buyer-lessor’s initial and continuing investment in the property; c) Payment terms and provisions that transfer all of the other risks and rewards of ownership as demonstrated by the absence of any other continuing involvement by the seller-lessee.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets related to the retirement of certain equipment in the wafer and cell production line that had become obsolete were RMB6.2 million, nil and RMB125.5 million (US$18.1 million) in 2014, 2015 and 2016, respectively. The provision for impairment of long-lived assets in 2016 was attributable to the replacement of certain equipment for the upgrade of production automation.

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

Consistent with the practice of the solar industry, we have adopted the equivalent of 1% of product revenues to estimate the cost of our warranty obligation and recorded a warranty liability on that basis. In light of the historical sharp decline and the anticipated long-term decreasing trend of module prices, which we estimate to reflect replacement cost, as well as based on the accumulation of longer operating experience, we reassessed and updated the estimation of future warranty costs with effect from December 31, 2016. The updated accrual basis consists two major inputs, which are the 1% expected failure rate and the product replacement cost. Based on our actual claims incurred during the past years as well as the market practice, we projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on our actual claims experience in the historical periods as well as management’s current best estimation, we believe that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by us, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation, we reversed previous years’ recorded warranty liability of RMB92.1 million in 2016.

The warranty costs were classified as current liabilities under a balance sheet item named other payables and accruals and non-current liabilities under a balance sheet item named accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. In 2014, 2015 and 2016, warranty cost expenses were RMB92.3 million, RMB149.3 million and RMB257.5 million (US$37.1 million), respectively. The utilization of the warranty accruals for the years ended December 31, 2014, 2015 and 2016 were RMB0.4 million, RMB18.2 million and RMB12.0 million (US$1.7 million), respectively.

We purchase warranty insurance policy which provides coverage for the product warranty services of our solar modules worldwide. Prepayment for warranty insurance premium is initially recorded as other assets and is amortized over the insurance coverage period. Prepayment for warranty insurance premium is not recorded as a reduction of estimated warranty liabilities. Once we receive insurance recoveries, warranty expenses will be credited.

Government grants

Government grants related to technology upgrades and development of export markets are recognized as subsidy income when received. In 2014, 2015 and 2016, we received financial subsidies of RMB49.8 million, RMB103.6 million and RMB168.6 million (US$24.3 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of RMB92.4 million, nil and nil in 2014, 2015 and 2016, respectively.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income taxes are not provided on undistributed earnings of the Company’s subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested total RMB2,869.5 million (US$413.3 million) and the amount of the unrecognized deferred taxes liabilities on the permanently reinvested earnings was RMB143.5 million (US$20.7 million) as of December 31, 2016.

Valuation allowances are determined by assessing both positive and negative evidence and have been provided against the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2014, 2015 and 2016, valuation allowances of RMB67.3 million, RMB54.8 million and RMB66.2 million (US$9.5 million) were provided against deferred tax assets because it was more likely than not that such portion of deferred tax would not be realized based on our estimate of the future taxable income of all our subsidiaries. If events occur in the future that allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowances were reversed in 2014, 2015 and 2016, when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance and the cumulative income position of certain subsidiaries, we have determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, we reversed the valuation allowance of RMB26.9 million in 2016.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2014, 2015 and 2016, we did not record any liability for any uncertain tax positions.

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

Our financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term investments, accounts and notes receivable, forward contract receivable, call spread options, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contracts payable, short-term borrowings, long-term borrowings, convertible senior notes, rate cap derivative and warrants.

The forward contracts receivable and payable, call spread options, capped call options, rate cap derivative, convertible senior notes and warrants are measured at fair value. Except for these financial instruments and long-term borrowing, the carrying values of our other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

We classify the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

Call spread combined option contract

We held foreign exchange call spread combined option contracts with a total notional value of US$70 million and nil as of December 31, 2015 and 2016, respectively. These foreign exchange call spread matures within 12 months. We adopted the Black-Scholes Option Pricing(“B-S”) Model to value the currency option contracts. The B-S Model is widely used and accepted as a common valuation practice in valuing such currency option. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3. Our foreign currency call spread is an over-the-counter instrument.

Warrants

We adopted Binominal Tree option pricing model to assess the warrants’ fair value. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgments as well as our best estimates on the valuation date. Key inputs related to the Binomial Tree option pricing model for the valuation of the fair value of warrants are: probabilities assigned among IPO and non-IPO scenarios, time to maturity, volatility, dividend yield, as well as risk-free rate, of which probabilities assigned among IPO and non-IPO scenarios, volatility, and risk-free rate are most significant to valuation determination of the warrants.

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

In 2013, we recognized gain from a change in fair value of available-for-sales investment of RMB6.0 million. In 2014, we recognized loss from a change in fair value of available-for-sales of RMB5.8 million. In December 2015, upon the maturity of such available-for-sales investment, we decided to waive the conversion right and chose to collect the total outstanding balance in cash. Considering the uncertainties of the cash collection, we provided full provision for the outstanding receivable of RMB10,287,626 in 2016.

Convertible senior notes and capped call options

We have adopted valuation models to assess the fair value for capped call options and convertible senior notes as the capped call options are not publicly traded and the trading of the convertible senior notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. Both capped call options and the convertible senior notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as our best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, yield-to-maturity and put option exercisable period.

A summary of changes in fair value of capped call options for the year ended December 31, 2014, 2015 and 2016 were as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at January 1,	107,223,601	21,098,263	17,490,323
Foreign exchange gain	563,725	2,562,342	736,212
Change in fair value of capped call options	(86,689,063)	(6,170,282)	(18,226,535)
Balance at December 31,	21,098,263	17,490,323	-

A summary of the assumptions used in the valuation of convertible senior notes and Capped call options due 2016 was as follows:

	As of December 31,				Before repurchase in
	2014		2015		2016
Fair value of ADS	US$	19.71	US$	27.67	US$	20.91
Strike price	US$	33.75	US$	33.75	US$	33.75
Risk free interest rate		0.44%		0.52%		0.39%
Dividend yield		-		-		-
Standard Volatility		64.31%		46.14%		64.13%

A summary of the assumptions used in the valuation of convertible senior notes due 2019 was as follows:

	As of December 31,
	2014		2015		2016
Fair value of ADS	US$	19.71	US$	27.67	US$	15.80
Strike price	US$	45.83	US$	45.83	US$	45.83
Risk free interest rate		1.51%		1.47%		0.87%
Dividend yield		-		-		-
Standard Volatility		66.31%		40.44%		76.09%

Guarantees

We issue debt payment guarantees in favor of Jiangxi Jinko Engineering, a related party. The guarantees require us to make payments to reimburse the holders of these guarantees for losses they incur when Jiangxi Jinko Engineering fails to make repayments to the holders when its liability to the holders falls due.

In addition, we also issue redemption guarantees in favor of Jiangxi Jinko Engineering, a related party. According to the side agreement among us, Jiangxi Jinko Engineering and investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power), the investors of Jiangxi Jinko Engineering will have the right to have the common shares of Jiangxi Jinko Engineering held by them redeemed, and, as a result of a guarantee issued by us, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, we will become liable for Jiangxi Jinko Engineering’s obligations under the redemption.

A guarantee liability is initially recognized at the estimated fair value in our consolidated balance sheets unless it becomes probable that we will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in our consolidated balance sheets at the expected amount payable to the holder. The fair value of the guarantee liability is measured by the total consideration to be received in connection with the provision of guarantee. The guarantee liability would be amortized in straight line during the guarantee period.

Results of Operations

Unless otherwise specified, the results presented in this annual report do not include the results of our downstream solar power project business in China, a discontinued operation.

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2014		2015		2016
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)
Consolidated Statement of Operations Data:
Continuing operations:
Revenues	9,740,876.5	100.0	15,454,374.4	100.0	21,400,638.1	3,082,333.0	100.0
Sales of solar modules	9,155,396.0	94.0	15,086,256.8	97.6	20,825,750.1	2,999,531.9	97.3
Sales of silicon wafers	286,585.0	2.9	138,293.4	0.9	136,079.7	19,599.6	0.6
Sales of solar cells	200,643.6	2.1	215,048.3	1.4	155,016.3	22,327.0	0.7
Sales of recovered silicon materials	11,272.6	0.1	5,201.8	0.0	860.0	123.9	0.0
Processing service fees	69,581.4	0.7	-	-	-	-	-
Solar system integration projects	11,209.6	0.1	-	-	269,661.7	38,839.4	1.3
Revenue from generated electricity	6,188.2	0.1	9,574.1	0.1	13,270.4	1,911.3	0.1
Cost of revenues	(7,643,687.8)	(78.5)	(12,522,913.8)	(81.0)	(17,531,299.2)	(2,525,032.3)	(81.9)
Gross profit	2,097,188.7	21.5	2,931,460.6	19.0	3,869,338.9	557,300.7	18.1
Total operating expenses	(1,253,134.5)	(12.9)	(1,809,655.3)	(11.7)	(2,520,235.8)	(362,989.5)	(11.8)
Income from operations	844,054.1	8.7	1,121,805.2	7.3	1,349,103.2	194,311.3	6.3
Interest expenses, net	(226,342.6)	(2.3)	(311,018.6)	(2.0)	(359,296.3)	(51,749.4)	(1.7)
Convertible senior notes issuance costs	(26,052.9)	(0.3)	-	-	-	-	-
Subsidy income	48,829.6	0.5	101,873.6	0.7	168,646.6	24,290.2	0.8
Exchange gain/(loss)	(139,566.6)	(1.4)	(86,517.7)	(0.6)	208,811.4	30,075.1	1.0

82

	2014		2015		2016
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)
Other (expenses)/income, net	(1,558.6)	(0.0)	1,036.3	0.0	8,768.4	1,262.9	0.0
Investment income	-	-	-	-	4,902.5	706.1	0.0
Gain on disposal of subsidiaries	-	-	-	-	5,017.9	722.7	0.0
Change in fair value of forward contracts	(714.7)	(0.0)	56,931.9	0.4	(52,561.8)	(7,570.5)	(0.2)
Change in fair value of call spread options	-	-	(370.4)	(0.0)	-	-	-
Change in fair value of convertible senior notes and capped call options	64,101.6	0.7	(2,096.0)	(0.0)	24,573.3	3,539.3	0.1
Change in fair value of warrant liability	-	-	(14,571.2)	(0.1)	(110,242.5)	(15,878.2)	(0.5)
Income tax (expenses)/benefit	135,393.0	1.4	(100,533.8)	(0.7)	(257,487.0)	(37,085.8)	(1.2)
Income from continuing operations, net of tax	698,142.9	7.2	766,539.3	5.0	990,235.6	142,623.6	4.6
Discontinued operations:
Gain on disposal of discontinued operations before income taxes	-	-	-	-	1,007,884.1	145,165.5	4.7
Income from discontinued operations before income taxes	29,112.9	0.3	105,089.6	0.7	48,146.3	6,934.5	0.2
Income tax expense, net	(1,058.9)	(0.0)	(11,329.8)	(0.1)	(54,466.1)	(7,844.7)	(0.3)
Income from discontinued operations, net of tax	28,054.0	0.3	93,759.8	0.6	1,001,564.3	144,255.3	4.7
Net income	726,196.9	7.5	860,299.1	5.6	1,991,799.8	286,878.8	9.3
Less: Net loss attributable to the non-controlling interests from continuing operations	-	-	(63.3)	(0.0)	(432.5)	(62.3)	(0.0)
Less: Net income attributable to the non-controlling interests from discontinued operations	851.2	0.0	4,270.5	0.0	6,044.5	870.6	0.0
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	52,320.7	0.5	172,340.4	1.1	159,477.9	22,969.6	0.7
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	673,025.1	6.9	683,751.5	4.4	1,826,710.0	263,101.0	8.5

Reportable Segments

We use the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining our reportable segments. In prior years, management determined that we operated our business in two segments, as that term is defined by FASB ASC Topic 280, Segment reporting: (i) the manufacturing segment and (ii) the solar power projects segment.

Our manufacturing segment comprises our vertically integrated solar power product manufacturing business, under which we manufacture and sell silicon wafers, cells and solar modules.

Our solar power projects business, which comprised the downstream solar power generation, construction and operation business in China, including (i) power generation, (ii) engineering, procurement, and construction, or EPC, and (iii) connecting solar power projects to the grid and operation and maintenance, or O&M, of the solar power projects, was reported in prior years as the solar power projects segment. We disposed of our solar power projects segment in the fourth quarter of 2016, and classified it as a discontinued operation in all periods.

2016 compared with 2015

Revenues. Our revenues increased by 38.5% from RMB15.45 billion in 2015 to RMB21.40 billion (US$3.08 billion) in 2016, primarily due to the increase in shipments of solar modules, which was partially offset by the decline in average selling prices.

Our sales of solar modules increased by 38.0% from RMB15.09 billion in 2015 to RMB20.83 billion (US$3.0 billion) in 2016, primarily due to the significant increase in sales volume, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 47.5% from 4,207.6 MW in 2015 to 6,225.3 MW in 2016. The average selling price of our solar modules decreased by 3.5% from RMB3.59 per watt in 2015 to RMB3.33 per watt (US$0.50 per watt) in 2016, primarily due to over-supply of solar power products in the market which led to a decrease in the market value of solar modules.

Our sales of silicon wafers decreased by 1.6% from RMB138.3 million in 2015 to RMB136.1 million (US$19.6 million) in 2016. The sales volume of our silicon wafers increased by 32.2% from 118.2 MW in 2015 to 156.3 MW in 2016. The average selling price of our silicon wafers decreased by 25.0% from RMB1.2 per watt in 2015 to RMB0.9 per watt in 2016.

Our sales of solar cells decreased by 27.9% from RMB215.0 million in 2015 to RMB155.0 million (US$22.3 million) in 2016. The sales volume of our solar cells decreased by 26.6% from 172.8 MW in 2015 to 126.9 MW in 2016. The average selling price of our solar cells remained stable from 2015 to 2016.

Our revenue generated from providing solar system integration services increased from nil in 2015 to RMB269.6 million (US$38.8 million) in 2016, primarily due to the continued growth of our household solar project business. We disposed of our household solar project business in the fourth quarter of 2016.

Our revenue from the sale of electricity generated by our solar power projects in continuing operations increased from RMB9.6 million in 2015 to RMB13.3 million (US$1.9 million) in 2016, primarily due to our acquisition of two solar power projects in Italy in 2016.

Cost of Revenues. Our cost of revenues increased by 40.0% from RMB12.52 billion in 2015 to RMB17.53 billion (US$2.52 billion) in 2016, primarily due to the increase in shipments of solar modules.

Gross Profit. Our gross profit increased by 32.0% from RMB2,931.5 million in 2015 to RMB3,869.3 million (US$557.3 million) in 2016. Our gross margin decreased from 19.0% in 2015 to 18.1% in 2016, primarily due to the sharp decline in the average selling prices of solar modules since the third quarter of 2016.

Operating Expenses. Our operating expenses increased by 39.3% from RMB1,809.7 million in 2015 to RMB2,520.2 million (US$363.0 million) in 2016, primarily as a result of the increase of shipping cost, impairment of property, plant and equipment, partially offset by the impact of warranty expense reversals. Based on the updated warranty estimation, we reversed the warranty expense related to prior years by RMB92.1 million (US$13.3 million) in 2016.

Our selling and marketing expenses increased by 25.3% from RMB1,144.6 million in 2015 to RMB1,434.0 million (US$206.5 million) in 2016, primarily due to the increase in transportation expenses and warranty costs, which were in line with the increase in our sales.

Our general and administrative expenses increased by 73.6% from RMB521.4 million in 2015 to RMB905.1 million (US$130.3 million) in 2016, primarily due to the provision for disposal and impairment of property, plant and equipment, and the provision for allowance of doubtful accounts.

Our research and development expenses increased by 26.1% from RMB143.7 million in 2015 to RMB181.1 million (US$26.1 million) in 2016.

Income from Operations. As a result of the foregoing, our income from operations increased by 20.3% from RMB1,121.8 million in 2015 to RMB1,349.1 million (US$194.3 million) in 2016. Our operating profit margin was 7.3% in 2015 and 6.3% in 2016.

Interest Expenses. Our interest expenses increased by 15.5% from RMB311.0 million in 2015 to RMB359.3 million (US$51.7 million) in 2016.

Subsidy Income. Our subsidy income increased significantly from RMB101.9 million in 2015 to RMB168.6 million (US$24.3 million) in 2016, primarily due to more one-time nature of government subsidies.

Exchange Gain / (Loss). We recognized foreign exchange loss of RMB86.5 million in 2015 and a foreign exchange gain of RMB208.8 million (US$30.1 million) in 2016, primary due to the exchange fluctuations of the U.S. dollars against the Renminbi.

Other Income/(Expense). We had other income of RMB8.8 million (US$1.3 million) in 2016, compared with other income of RMB1.0 million in 2015.

Change in Fair Value of Forward Contracts. We recognized a loss in fair value of foreign currency forward contracts of RMB52.6 million (US$7.6 million) in 2016, compared with a gain of RMB56.9 million in 2015, primarily due to the fluctuation of Renminbi against the U.S. dollars in 2016.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a loss of RMB24.6 million (US$3.5 million) in 2016, compared with a gain of RMB2.1 million in 2015, primary due to the volatility of our stock prices.

Income Tax Expense. We recorded an income tax expense of RMB257.5 million (US$37.1 million) in 2016, compared with an income tax expense of RMB100.5 million in 2015. The effective tax rate was negative 20.6% in 2016, compared with 11.6% in 2015. We determined that the future taxable income of certain of our subsidiaries with strong financial performance would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB26.9million (US$3.9 million) in 2016, resulting in a 8.9% increase in effective tax rate in 2016.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB683.8 million in 2015 to RMB1,826.7 million (US$263.1 million) in 2016. Our net profit margin increased from 4.4% in 2015 to 8.5% in 2016.

2015 compared with 2014

Revenues. Our revenues increased by 58.7% from RMB9.74 billion in 2014 to RMB15.45 billion in 2015, primarily due to the increase in shipments of solar modules which was partially offset by the decline in average selling prices. The increase in electricity revenues generated from solar power projects was primarily due to the increase in the number and capacity of projects in 2015.

Our sales of solar modules increased by 64.8% from RMB9.16 billion in 2014 to RMB15.09 billion in 2015, primarily due to the significant increase in sales volume, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 73.6% from 2,423.1 MW in 2014 to 4,207.6 MW in 2015. The average selling price of our solar modules decreased by 5.6% from RMB3.78 per watt in 2014 to RMB3.59 per watt in 2015, primarily due to over-supply of solar power products in the market which makes the market value of solar modules decrease.

Our sales of silicon wafers decreased by 51.7% from RMB286.6 million in 2014 to RMB138.3 million in 2015 due to the increase of internal use and, accordingly, decreased sales to third parties. The sales volume of our silicon wafers decreased by 48.5% from 229.6 MW in 2014 to 118.2 MW in 2015. The average selling price of our silicon wafers decreased by 45.4% from 2014 to 2015.

Our sales of solar cells increased by 7.2% from RMB200.6 million in 2014 to RMB215.0 million in 2015. The sales volume of our solar cells increased by 28.8% from 134.2 MW in 2014 to 172.8 MW in 2015. The average selling price of our solar cells decreased by 16.8% from 2014 to 2015.

Our revenue generated from providing solar system integration services decreased from RMB11.2 million in 2014 to nil in 2015.

Our processing service fee decreased from RMB69.6 million in 2014 to nil in 2015 due to the full utilization of production capacity.

Cost of Revenues. Our cost of revenues increased by 63.8% from RMB7,643.7 million in 2014 to RMB12.52 billion in 2015, primarily due to the significant increase in sales volume of our solar modules, and to a lesser extent, our silicon wafers, and solar cells.

Gross Profit. Our gross profit increased by 39.8% from RMB2,097.2 million in 2014 to RMB2,931.5 million in 2015. Our gross margin decreased from 22.4% in 2014 to 20.3% in 2015, primarily due to the slight decline in average selling prices of solar modules.

Operating Expenses. Our operating expenses increased by 44.4% from RMB1,253.1 million in 2014 to RMB1,809.7 million in 2015, primarily as a result of a significant increase in our selling and marketing expenses and general and administrative expenses.

Our selling and marketing expenses increased by 48.8% from RMB768.3 million in 2014 to RMB1,144.6 million in 2015, primarily due to the increase in transportation expenses, commission expenses and warranty costs, which were in line with the increase in our sales.

Our general and administrative expenses increased by 38.8% from RMB375.6 million in 2014 to RMB521.4 million in 2015, primarily due to increased salary and welfare expenses and stock-based compensation expenses.

Our research and development expenses increased by 34.7% from RMB106.6 million in 2014 to RMB143.7million in 2015, primarily due to the investment in improving the conversion rate of solar modules.

Income from Operations. As a result of the foregoing, our income from operations increased by 32.9% from RMB844.1 million in 2014 to RMB1,121.8 million in 2015. Our operating profit margin was 9.3% in 2014 and 8.2% in 2015.

Interest Expenses. Our interest expenses increased by 37.4% from RMB226.3 million in 2014 to RMB311.0 million in 2015, primarily due to the increase in bank borrowings used for the construction of downstream solar power projects in 2015.

Subsidy Income. Our subsidy income increased from RMB48.8 million in 2014 to RMB101.9 million in 2015, primarily due to more one-time nature of government subsidies that we received in 2015.

Exchange Loss. Our exchange loss decreased from RMB139.57 million in 2014 to RMB86.52 million in 2015.

Other Income/(Expense). We had other income of RMB1.04 thousand in 2015, compared with other expense of RMB1.56 million in 2014.

Change in Fair Value of Forward Contracts. We recognized a gain in fair value of foreign currency forward contracts of RMB56.9 million in 2015 due to the fluctuation of the Euro against the U.S. dollars in 2015, compared with a loss of RMB0.7 million in 2014 due to the fluctuation of the Euro against the Renminbi in 2014.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a loss of RM14.6 million in 2015 in relation to a change in fair value of our convertible senior notes and capped call options, primarily due to changes in our stock price, compared with a gain of RMB64.1 million in 2014, in relation to a change in fair value of our convertible senior notes and capped call options.

Change in Fair Value of Call Spread Options. We recognized a loss in fair value of call spread options of RMB370.4 thousand in 2015, compared with nil in 2014.

Change in Fair Value of Warrant Liability. We recognized a loss in fair value of warrant liability of RMB2.1 million in 2015, compared with nil in 2014.

Income Tax (Expense)/Benefit. We recorded an income tax expense of RMB100.5 million in 2015, compared with an income tax benefit of RMB135.4 million in 2014. The effective tax rate was 11.6% in 2015, compared with negative 23.1% in 2014. Based on the strong financial performance of certain subsidiaries, we determined that the future taxable income of certain subsidiaries would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB222.2 million in 2014 resulting in a negative effective tax rate in 2014.

Net income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB673.0 million in 2014 to RMB683.8 million in 2015. Our net profit margin decreased from 6.74% in 2014 to 4.25% in 2015.

Disposition of Downstream Solar Power Project Business

In the fourth quarter of 2016, we completed the sale of all 55% equity interest we indirectly held in Jiangxi Jinko Engineering through JinkoSolar Power, our then indirect subsidiary, to Shangrao Kangsheng Technology Co., Ltd. (the “Buyer”), a company formed by a buyer consortium led by Mr. Xiande Li, our chairman of the board of directors, pursuant to the a share purchase agreement between Wide Wealth Group Holding Limited, our indirect subsidiary, and the Buyer. As a result of the sale, we disposed of our downstream solar power project business in China and received US$250 million in cash.

Assets and liabilities related to Jiangxi Jinko Engineering were reclassified as assets/liabilities held for sale as of December 31, 2015, while results of operations related to JinkoSolar Power, including comparatives, were reported as loss from discontinued operations.

We recognized a gain of RMB1.01 billion (US$145.2 million) because of the disposition.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2016, we had RMB2.5 billion (US$360.3 million) in cash and cash equivalents and RMB318.8 million (US$45.9 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB878.8 million (US$126.6 million) as of December 31, 2016, of which RMB783.5 million (US$112.9 million) will be due in 2017. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2016, we had total bank credit facilities available of RMB9.85 billion (US$1.42 billion) with various banks, of which RMB6.75 billion (US$0.97 billion) were drawn down and RMB3.10 billion (US$0.45 billion) were available.

As of December 31, 2016, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB5.49 billion (US$790.53 million). As of December 31, 2016, we had short-term borrowings outstanding of RMB3.17 billion (US$456.48 million), RMB1.49 million (US$0.21 million), RMB2.21 billion (US$318.2 million) and RMB108.53 million (US$15.63 million), which were denominated in RMB, EUR, U.S. dollars and JPY, respectively, and bearing a weighted average interest rates of 4.48%, 3.06%, 3.07% and 0.51% per annum, respectively.

As of December 31, 2016, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB5.49 billion (US$790.53 million). As of December 31, 2016, we had short-term borrowings outstanding of RMB3.17 billion (US$456.48 million), RMB1.49 million (US$0.21 million), RMB2.21 billion (US$318.2 million) and RMB108.53 million (US$15.63 million), which were denominated in RMB, EUR, U.S. dollars and JPY, respectively, and bearing a weighted average interest rates of 4.48%, 3.06%, 2.79% and 0.51% per annum, respectively.

We have long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB488.5 million (US$70.4 million), which bore interest at an average annual rate of 3.58% as of December 31, 2016. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2016, we pledged property of a net book value of RMB194.5 million (US$28.0 million) to secure repayment of borrowings of RMB75.1 million (US$10.8 million). As of December 31, 2016, long-term loans in the amount of RMB413.4 million (US$59.6 million) will be due for repayment after one year, but within five years.

In addition, we have repayment obligations under our convertible senior notes. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance upon Regulation S of the Securities Act. We repurchased an aggregate principal amount of US$88.9 million of such notes for a total consideration of RMB85.6 million in 2016. As of December 31, 2016, we had in the principal amount of US$61.1 million of the convertible senior notes due 2019 outstanding. We completed the repurchase of substantially all of the notes in February 2017.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries that are registered as wholly owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from the our PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the our shareholders. Our net assets subject to the above restrictions were RMB4,188,460,756, representing 65% of our total consolidated net assets as of December 31, 2016.

On January 29, 2013, Jiangxi Jinko, our wholly owned operating subsidiary incorporated in the PRC, issued six-year bonds with a principal amount of RMB800.0 million, bearing a fixed annual interest rate of 8.99%. At the end of the third year in the life of the bonds, Jiangxi Jinko has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bonds upon Jiangxi Jinko’s announcement of whether or not we decide to raise the interest rate, and by how much, at such time. We repurchased all of the bonds in 2016.

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

In July 2014, we entered into a five-year RMB1.0 billion strategic financing agreement with China Minsheng Banking Corp., Ltd. In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo Bank, National Association, or Wells Fargo. The credit limit was raised to US$40.0 million in June 2015 and further to US$60.0 million in July 2016 through amendments to the credit agreement. Borrowings under the new credit agreement will be used to support JinkoSolar US’s working capital needs and business operations.

In May 2015, we signed a US$20.0 million bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations. In August 2015, we signed a RMB700.0 million loan agreement with The Export-Import Bank of China. In September 2015, we signed a line of credit of up to RMB10.0 billion strategic agreement with the Industrial and Commercial Bank of China Jiangxi Provincial branch.

In July 2016, we signed a one-year JPY2 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to support our working capital and business operations in Japan. In September 2016, we signed a US$25.0 million bank facility agreement with Malayan Banking Berhad to support our working capital and business operations in Malaysia.

Our management believes that our current cash position as of December 31, 2016, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from March 29, 2017, the date of issuance of our consolidated financial statements for 2016 included in this annual report.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2014	2015	2016
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by/ (used in) operating activities	187,067.6	1,339,049.5	(1,802,967.7)	(259,681.4)
Net cash (used in) investing activities	(4,158,754.5)	(3,314,637.7)	(6,908,979.8)	(995,100.1)
Net cash provided by financing activities	5,303,692.9	3,850,632.5	7,455,061.2	1,073,752.2
Net increase/ (decrease) in cash and cash equivalents	1,320,944.5	1,906,643.4	(1,182,246.6)	(170,278.9)
Cash and cash equivalents at the beginning of the year	456,076.2	1,777,020.7	2,392,591.1	344,604.8
Cash balance recorded in the held-for-sale assets	-	-	1,291,072.9	185,953.2
Cash and cash equivalents at the end of the year	1,777,020.7	3,683,664.1	2,501,417.5	360,279.1

Operating Activities

Net cash used in operating activities in 2016 was RMB1,803.0 million, consisting primarily of (i) an increase in accounts receivables of RMB3,040.0 million due to the increase in sales; (ii) an increase in inventory of RMB2,001.0 million due to the increase of purchase; (iii) an increase in notes receivable – third parties of RMB426.1 million due to the increased sales; and (iv) an increase in other assets of RMB355.8 million, partially offset by (i) increase in accounts payables – third parties of RMB885.1 million due to an increase in purchase and longer credit terms; (ii) depreciation of property, plant and equipment of RMB449.1 million; (iii) provision of inventory of RMB439.0 million; (iv) depreciation of project assets of RMB328.2 million; and (v) share-based compensation charges of RMB203.3 million.

Net cash provided by operating activities in 2015 was RMB1,339.0 million, consisting primarily of (i) an increase in advance from customers of RMB873.4 million due to an increase in sales; (ii) an increase in accounts payable of RMB591.2 million due to an increase in purchase and longer credit terms; (iii) depreciation of property, plant and equipment of RMB393.2 million; and (iv) exchange loss of RMB117.7 million due to the appreciation of U.S. dollars against Renminbi, partially offset by (i) an increase in inventory of RMB1,411.0 million due to the increase of purchase; and (ii) an increase in accounts receivable and notes receivable of RMB390.1 million attributable to the increased sales.

Net cash provided by operating activities in 2014 was RMB187.1 million, consisting primarily of (i) an increase in accounts payable of RMB1,380.0 million due to an increase in purchase and longer credit terms; (ii) depreciation of property, plant and equipment of RMB348.0 million; (iii) exchange loss of RMB147.1 million due to the depreciation of Euro and Japanese Yen against RMB, partially offset by (i) an increase in accounts receivable and notes receivable of RMB1,293.4 million due to the increase of sales; (ii) an increase in inventory of RMB1,255.1 million due to an increase in purchase to meet the production demand and increase in stock for sales; (iii) deferred income tax of RMB170.8 million, which was recognized since 2014; and (iv) a change in fair value of convertible senior notes of RMB150.8 million.

Investing Activities

Net cash used in investing activities in 2016 was RMB6,909.0 million, consisting primarily of (i) cash paid for short-term investments and restricted short-term investment of RMB4,628.7 million, (ii) the purchase of property, plant and equipment of RMB1,975.4 million; (iii) cash paid for construction of project assets of RMB1,956.5 million related to our disposed downstream solar power project business in China before its disposition, which we subsequently disposed of in 2016, partially offset by cash collected from short-term investments of RMB2,289.2 million.

Net cash used in investing activities in 2015 was RMB3,314.6 million, consisting primarily of (i) cash paid for short-term investments and restricted short-term investment of RMB2,672.4 million, (ii) cash paid for construction of project assets of RMB2,129.3 million related to the disposed downstream solar power project business in China, (iii) the purchase of property, plant and equipment of RMB860.6 million, and (iv) cash paid for acquisition of subsidiaries of RMB75.2 million, partially offset by cash collected from short-term investments of RMB2,594.7 million.

Net cash used in investing activities in 2014 was RMB4,158.8 million, consisting primarily of (i) cash paid for short-term investments and restricted short-term of RMB2,398.4 million, (ii) cash paid for construction of project assets of RMB2,511.7 million related to the disposed downstream solar power project business in China, (iii) the purchase of property, plant and equipment of RMB490.0 million, and (iv) cash paid for acquisition of subsidiaries of RMB129.0 million, partially offset by cash collected from short-term investments of RMB1,421.2 million.

Financing Activities

Net cash provided by financing activities in 2016 was RMB7,455.1 million, consisting primarily of (i) borrowings of RMB21.18 billion, and (ii) increase in notes payable of RMB2,477.8 million, partially offset by (i) repayment of borrowings to third parties of RMB13.35 billion, and (ii) repurchase of embedded warrants of RMB938.6 million; (iii) repayment of convertible senior notes of RMB1,218.7 million; and (iv) repayment of bond payable of RMB800.0 million.

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

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB3,011.0 million, RMB3,034.0 million and RMB4,038.8 million (US$581.7 million) in 2014, 2015 and 2016, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have been focusing on improving our efficiency to reduce our unit cost and have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB878.8 million (US$126.6 million) as of December 31, 2016, of which RMB783.5 million (US$f112.9 million) will be due in 2017 and RMB95.3 million (US$13.7 million) will be due after one year but within five years. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely on a limited number of third-party suppliers for supplying key manufacturing equipment and we may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

Recent Accounting Pronouncements

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. We have adopted ASU 2014-15 in 2016.

We had positive working capital as of December 31, 2016. Our management believes that the current cash position as of December 31, 2016, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet the our working capital and capital expenditure requirements for at least the next 12 months from March 29, 2017, the date of issuance of our consolidated financial statements for 2016 included in this annual report.

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

In March, 2016, the FASB issued Accounting Standards Update No. 2016-08 (ASU 2016-08), “Revenue from Contracts with Customers (Topic 606)”, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASU 2014-09). The FASB issued the ASU 2016-08 in response to concerns identified by stakeholders, including those related to (1) determining the appropriate unit of account under the revenue standard’s principal-versus-agent guidance and (2) applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard’s control principle.

In April, 2016, the FASB issued Accounting Standards Update No. 2016-10 (ASU 2016-10), “Revenue from Contracts with Customers (Topic 606)”, which amends certain aspects of the guidance in ASU 2014-09 (the Board’s new revenue standard) on (1) identifying performance obligations and (2) licensing.

In May 2016, the FASB issued Accounting Standards Update No. 2016-12 (ASU2016-12), “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”). The amendments in this ASU do not change the core principle of the guidance in Topic 606. Rather, the amendments in this ASU affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by ASU 2014-09).

We are continuing to evaluate the future impact and method of adoption of ASU 2014-09 and related amendments on our consolidated financial statements and related disclosures. We are considering adoption of the new standard using the modified retrospective method in fiscal 2018. Our ability to adopt the standard is dependent on system readiness and the completion of the analysis necessary to meet the requirements under ASU 2014-09.

In July 2015, the FASB issued Accounting Standards Update No. 2015-11 (ASU 2015-11), "Inventory (Topic 330): Simplifying the Measurement of Inventory" which applies to inventory that is measured using first-in, first-out ("FIFO") or average cost. Under the updated guidance, an entity should measure inventory that is within scope at the lower of cost and net realizable value, which is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Subsequent measurement is unchanged for inventory that is measured using last-in, first-out ("LIFO"). This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In September 2015, the FASB issued Accounting Standards Update No. 2015-16 (ASU 2015-16), “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments”. Under this ASU, an acquirer must recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The effect on earnings of changes in depreciation or amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed as of the acquisition date, must be recorded in the reporting period in which the adjustment amounts are determined rather than retrospectively. This standard is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2016. Early adoption is permitted as of annual reporting periods beginning after December 15, 2015, including interim reporting periods within those annual periods. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17), “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this update require that deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. We have not early adopted this update. As of December 31, 2015 and 2016, the Company recorded current deferred tax assets amounted to RMB 79,100,567 and RMB 130,675,655, respectively, and current deferred tax liabilities amounted to RMB 9,266,399 and RMB 17,074,064, respectively. We believe that adoption of this ASU will not have a material effect on our consolidated financial statements.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02), “Leases”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years, with earlier application permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-06 (ASU 2016-06), “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments”. This new standard simplifies the embedded derivative analysis for debt instruments containing contingent call or put options by removing the requirement to assess whether a contingent event is related to interest rates or credit risks. This new standard will be effective for us on January 1, 2017. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-07 (ASU 2016-07), “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting,” which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09 (ASU 2016-09), “Compensation – Stock Compensation (Topic 718),” which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new guidance, which is part of the Board’s simplification initiative, also contains two practical expedients under which nonpublic entities can use a simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awards. The ASU is effective for annual periods beginning after December 15, 2016 and early adopt is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In August 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows,” a proposed ASU on restricted cash in response to an EITF consensus-for-exposure. The proposed ASU would require an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The proposal’s primary purpose is to eliminate the diversity in practice related to how entities classify and present changes in restricted cash in the cash flow statement in accordance with ASC 230. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows,” which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business,” which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04), “Simplifies Goodwill Impairment Test,” which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” The ASU is effective prospectively for fiscal years beginning after December 15, 2019. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. As of December 31, 2016, our research and development team consisted of 194 experienced researchers and engineers, of which, 91 experienced engineers were located in the Shangrao Economic Development Zone of Jiangxi Province and 103 experienced engineers were located in Haining, Zhejiang Province. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research.

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

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we will partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which will be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge battery technologies. In 2016, we established cooperative relationship with Sun Yat-Sen University and the National University of Singapore in the research of solar modules and solar cells, respectively.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2014, 2015 and 2016, our research and development expenses were approximately RMB106.6 million, RMB143.7 million and RMB181.1 million (US$26.1 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 253 patents by the State Intellectual Property Office of the PRC, including 230 utility model patents, 20 invention patent and 3 design patents. We also have 231 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 223 trademarks in the PRC, such as “”, “” and “”, and six trademarks in Hong Kong and Taiwan, including “”, and “”.We also have three trademarks registered in WIPO. We have pending trademark applications of 42 trademarks in 33 countries and regions, including India, Thailand, and South Africa. In addition, we have registered four trademarks in the United States, three trademarks in Canada and eleven trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2016 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

Other than disclosed in this annual report, we have no other outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. We have not entered into nor do we expect to enter into any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

Continuing operations	Payment due by period
Contractual Obligations	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
	(RMB in thousands)
Short-term Debt Obligations*	5,585,583	5,585,583	-	-	-
Long-term Debt Obligations*	531,543	19,011	212,645	245,030	54,857
Convertible Senior Notes*	425,226	425,226	-	-	-
Operating Lease Obligations	86,417	43,826	25,414	5,178	12,000
Capital Commitment	878,794	783,540	95,254	-	-
Total	7,507,563	6,857,186	333,312	250,208	66,857

* Includes accrued interests.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	42	Chairman of the board of directors
Kangping Chen	44	Director and chief executive officer
Xianhua Li	43	Director and vice president
Longgen Zhang	53	Director and financial advisor
Wing Keong Siew	66	Independent director
Steven Markscheid	63	Independent director
Yingqiu Liu	67	Independent director
Haiyun (Charlie) Cao	40	Chief financial officer
Musen Yu	68	Vice president
Zhiqun Xu	50	Vice president

Mr. Xiande Li is a founder of our company, the chairman of our board of directors. Prior to founding our company, he served as the marketing manager at Zhejiang Yuhuan Solar Energy Source Co., Ltd. from 2003 to 2004, where his responsibilities included overseeing and optimizing day-to-day operations. From 2005 to 2006, he was the chief operations supervisor of ReneSola, a related company listed on the AIM market of the London Stock Exchange in 2006, then dual listed on the NYSE in 2008, where he was in charge of marketing and operation management. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

Mr. Kangping Chen is a founder, director and the chief executive officer of our company. Prior to founding our company, he was the chief financial officer of Zhejiang Supor Cookware Company Ltd., a company listed on the PRC A share market, from October 2003 to February 2008, where his major responsibilities included establishing and implementing its overall strategy and annual business plans. Mr. Chen is the brother-in-law of Mr. Xiande Li.

Mr. Xianhua Li is a founder, director and vice president of our company. Prior to founding our company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities. Mr. Li is a brother of Mr. Xiande Li.

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

Mr. Wing Keong Siew has been a director of our company since May 2008. Mr. Siew founded Hupomone Capital Partners in 2003. Mr. Siew was the president of H&Q Asia Pacific China and Hong Kong from 1998 to 2003 and a general manager of Fairchild Systems for Asia, managing director of Mentor Graphics Asia Pacific and managing director of Compaq Computer Corporation from January 1988 to September 1988. In 1995, he formed a joint venture with UBS AG to raise a China Private Equity Fund. He worked as senior vice president of H&Q Singapore from 1989 to 1995. Mr. Siew received his bachelor’s degree in electrical and electronics engineering from Singapore University in 1975 and his presidential/key executive MBA from Pepperdine University in 1999.

Mr. Steven Markscheid has been an independent director of our company since September 15, 2009. Mr. Markscheid is a venture partner at DealGlobe, a Shanghai based investment bank. He serves as independent non-executive director of CNinsure, Inc., Ener-Core Inc., ZZ Capital International Ltd., ChinaCast Education Corporation, and is also a trustee of Princeton-in-Asia. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE, he led GE Capital's business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE, he worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. He began his career with the US-China Business Council, in Washington D.C. and Beijing. He received his bachelor’s degree in East Asian Studies from Princeton University in 1976, his master’s degree in international affairs from Johns Hopkins University in 1980 and an MBA from Columbia University in 1991.

Mr. Yingqiu Liu has been an independent director of our company since April 2015. Mr. Liu is a member of the China Federation of Industry and Commerce Committee, a Specially Invited Vice President of the China Association of Small and Medium Enterprises, a Vice Director of China Research Society of Urban Development, a member of the Chinese Economic Social Development Council, a member of China International Culture Exchange Centre and the Director General of the Center for Private Economic Studies in the Chinese Academy of Social Sciences (“CASS”). Mr. Liu was previously the President of the University of CASS, the Vice Director General of Scientific Research Bureau of CASS, a visiting professor in University of Michigan, the Vice-Governor of Hulun Buir League in Inner-Mongolia, the Director of Macroeconomics Research Department of the Economic Institute in CASS and the Vice-Director of Socialist economic theory Research Department in Nankai University. Mr. Liu graduated from Nankai University with a doctor degree in economics in April 1991. In 1993, Mr. Liu was recognized as an expert who enjoys the life-time special allowance by the State Council.

Mr. Haiyun (Charlie) Cao has been our chief financial officer since September 2014. He was our financial controller from February 2012 to September 2014. Prior to joining us, Mr. Cao served as a senior audit manager at PricewaterhouseCoopers from 2002 to 2012. Mr. Cao holds professional accounting qualifications, including AICPA and CICPA. He has a master’s degree in management science and engineering from Shanghai University of Finance and Economics in 2002 and a bachelor’s degree in accounting from Jiangxi University in 1999.

Mr. Musen Yu is vice president of our company. Prior to joining us in 2007, he was a researcher of the Coal and Gold Production Bureau of the Shangrao Municipality from 2005 to 2007, head of the Coal and Gold Production Bureau of the Shangrao Municipality from 2000 to 2005 and the deputy head of the Coal and Gold Production Bureau of the Shangrao Municipality from 1992 to 2002. Mr. Yu was the party committee secretary of the Mining Affairs Bureau of Le Municipality from 1986 to 1992. Mr. Yu was the deputy secretary of the Party Committee and secretary of the Party Disciplinary Committee of the Mining Affairs Bureau of Yinggang Ling from 1984 to 1986. Mr. Yu received his bachelor’s degree in mining engineering from the China University of Mining and Technology in 1984.

Mr. Zhiqun Xu is the vice president of our company and the general manager of wafer division of our company. Prior to joining us in December 2008, Mr. Xu served as an executive Vice President of Hareon Solar Technology Co., Ltd. from October 2007 to November 2008. From January 2005 to September 2007, Mr. Xu was a sales and marketing manager of Saint Gobain Quartz (Jinzhou) Co., Ltd. Mr. Xu was a technical director of semiconductor wafer division in Shanghai Shenhe Thermo-Magnetics Electronics Co., Ltd. from April 2002 to December 2004. In addition, he was a project manager and deputy general manager of production of Shanghai General Silicon Material Co., Ltd. from February 2000 to March 2002. Mr. Xu was a manager of production and technology department of MCL Electronics Material Co., Ltd. from April 1996 to January 2000. In 1990, he joined Luoyang Monocrystalline Silicon Factory as a monocrystalline growth process engineer. Mr. Xu received a bachelor’s degree in science from Jilin University in 1990.

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

In 2016, we paid cash compensation in the aggregate amount of RMB23.8 million (US$3.4 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was approximately RMB399.1 thousand (US$57.5 thousand) in 2016.

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

2014 Equity Incentive Plan of JinkoSolar Power

In October 2014, JinkoSolar Power adopted its 2014 Equity Incentive Plan (the “JinkoSolar Power 2014 Plan”), which permits the grant of stock options, restricted shares and restricted share units of JinkoSolar Power to its employees, directors and consultants of JinkoSolar Power. Under the plan, a total of 12,766 ordinary shares (12,766,000 shares post the thousand-for-one share split by JinkoSolar Power in April 2015) of JinkoSolar Power were initially reserved for issuance.

On May 4, 2015, JinkoSolar Power granted 8,680,880 share options to its directors, officers and employees, under JinkoSolar Power 2014 Plan to purchase ordinary shares of JinkoSolar Power. The exercise price of the share option is US$3.9166 per share and the term is 10 years from the date of grant. Subject to the individuals’ continued employment with JinkoSolar Power, and only upon the completion of an IPO of JinkoSolar Power, the option shall vest and become exercisable with respect to the vesting schedule as following.

•	7,021,300 share options granted to directors and employees will vest and exercisable in 5 successive equal annual installments on the last day of each year from grant date.

•	1,659,580 share options granted to an officer will vest by 40% on the grant date, and 30% on each of the second and third anniversaries of the grant date. In addition, if the officer’s employment with JinkoSolar Power is terminated as a result of certain defined events or situations, any then unvested share options for this officer will immediately become fully vested.

The disposition of our downstream solar power projects business triggered immediate vesting of the share options pursuant to the terms of the share option agreements. We fully recognized share based compensation expense amounted to RMB113.7 million in the discontinued operations for the year ended December 31, 2016. At the same time, JinkoSolar Power signed agreements with the relevant employees to cancel and terminate the share options granted irrevocably and unconditionally with no consideration.

Share Options

As of the date of this annual report, options to purchase 14,616,086 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares		Exercise Price (US$)	Grant Date	Expiration Date
Kangping Chen		*	3.2875	October 10, 2014	October 9, 2024
Xiande Li		*	3.2875	October 10, 2014	October 9, 2024
Haiyun (Charlie) Cao		*	1.42475	December 21, 2012	January 31, 2019
		*	3.2875	October 10, 2014	October 9, 2024
Xianhua Li		*	3.2875	October 10, 2014	October 9, 2024
Steven Markscheid		*	3.2875	October 10, 2014	October 9, 2024
Yingqiu Liu		*	3.2875	April 13, 2015	April 13, 2025
Wing Keong Siew		*	3.2875	October 10, 2014	October 9, 2024
Zhiqun Xu		*	1.42475	October 1, 2011	September 30, 2018
		*	3.2875	October 10, 2014	October 9, 2024
Longgen Zhang	680,000	**	2.08	August 28, 2009	October 31, 2017
	672,840	**	1.42	November 3, 2011	October 31, 2017
	600,000	**	4.38	October 1, 2013	September 30, 2017
	160,000	**	3.2875	October 10, 2014	October 9, 2024
				August 28, 2009 to	August 28, 2016 to
Other Employees	8,096,504		1.42~6.50	December 21, 2012	January 31,2019
				October 1, 2013	September 30, 2018
				October 1, 2013	September 30, 2020
				October 10, 2014	October 9, 2024
				November 15,2016	November 15,2026

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

**	The outstanding shares will be beneficially owned upon exercise of all options.

C.	Board Practices

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

Nominating Committee

Our nominating and corporate governance committee consists of Yingqiu Liu, Xiande Li and Steven Markscheid, and is chaired by Xiande Li., Yingqiu Liu and Steven Markscheid satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Executive Officers

One-third of our directors for the time being (or, if the number of our directors is not a multiple of three, the number nearest to but not greater than one-third) will retire from office by rotation at each annual general meeting. However, the chairman of our board of directors will not be subject to retirement by rotation or be taken into account in determining the number of our directors to retire in each year. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our Company, (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive months and the board resolves that his office be vacated or (v) is removed from office pursuant to any other provision of our memorandum and articles of association.

Our officers are appointed by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through 2017. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. An executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If an executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 31, 2014, 2015 and 2016, we had a total of 10,268, 14,035 and 16,920 employees, respectively. Substantially all of these employees are located in China with a small portion of employees based in the U.S., Europe and other countries and regions. The following table sets forth the number of our employees categorized by main category of activities and as a percentage of our workforce as of dates indicated:

	As of December 31,
	2014	2015	2016
Manufacturing and engineering	8,010	12,000	14,149
General and administration	699	622	1,048
Quality control	999	841	1,129
Research and development	160	126	239
Purchasing and logistics	174	192	112
Marketing and sales	226	254	243
Total	10,268	14,035	16,920

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

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB208.7 million, RMB281.0 million and RMB355.8 million (US$51.2 million), respectively, as of December 31, 2014, 2015 and 2016. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)	20,172,750	15.9%
Kangping Chen(4)	12,005,700	9.5%
Xianhua Li(5)	6,057,100	4.8%
Longgen Zhang	—	—
Wing Keong Siew	—	—
Steven Markscheid	—	—
Yingqiu Liu	—	—
Haiyun (Charlie) Cao	—	—
All Directors and Executive Officers as a group	38,235,550	30.2%
Principal Shareholders:
Brilliant Win Holdings Limited(3)	20,172,750	15.9%
Yale Pride Limited(4)	12,005,700	9.5%
Peaky Investments Limited(5)	6,057,100	4.8%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 126,773,266 ordinary shares, being the number of shares outstanding as of the date of this annual report (excluding 867,746 ADSs representing 3,470,984 ordinary shares reserved for future grants under our share incentive plans and 1,723,200 ordinary shares as treasury stock), and the number of ordinary shares underlying options exercisable by such person or group within 60 days of the date of this annual report.

(3)	Represents 20,172,750 ordinary shares held by Brilliant Win Holdings Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

(4)	Represents 12,005,700 ordinary shares held by Yale Pride Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li.

(5)	Represents 6,057,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, and British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of the date of this annual report, 126,773,266 ordinary shares are issued and outstanding (excluding 867,746 ADSs representing 3,470,984 ordinary shares reserved for future grants under our share incentive plans and 1,723,200 ordinary shares as treasury stock). As of the date of this annual report, we have one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2015 and 2016.

	As of December 31,
	2015	2016
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable due from Gausu Jintai Electronic Power Company Ltd.("Gansu Jintai")*	60,973,795	-
Accounts receivable from Gansu Heihe Hydropower Industrial Investment LLC. (" Gansu Heihe", in which we own 9% equity interests)	-	44,616
Accounts receivable from JinkoSolar Power	-	1,414,039,443

Advances to related parties
Advances to ReneSola Ltd.	1,021,128	661,788

Notes receivables from related parties:
Notes receivables from Jiangxi Jinko Engineering for sales of solar modules	-	610,200,000

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	-	68,106
Other receivables from Jiangxi Jinko Engineering for miscellaneous transactions	-	16,704,113
Other receivables from Jiangxi Jinko Engineering for provision of guarantee	-	62,352,655

Other assets from related parties:
Other assets from Jiangxi Jinko Engineering for provision of guarantee	-	173,375,586

Total	61,994,923	2,277,446,307

Accounts payable due to a related party:
Accounts payable due to a subsidiary of ReneSola Ltd.	12,544	-
Accounts payable due to Jiangxi Desun (an entity in which each of the Shareholders holds more than 10%, and collectively hold 73%, of the equity interest)	1,465,985	-

Advances from related parties
Advances from Jiangxi Jinko Engineering for sales of solar modules	-	60,541,490

Other payables due to a related party:
Other payables to Jiangxi Desun for leasing of land and buildings	4,969,104	7,528,551
Payable of travel reimbursement	23,871	-
Other payables due to Jiangxi Jinko Engineering for payments on behalf of our Company	-	68,505,022

Total	6,471,504	136,575,063

Borrowings due to subsidiaries of China Development Bank**	2,156,500,000	-

Accrued interest due to subsidiaries of China Development Bank**	3,252,783	-

*	Gansu Jintai is an affiliated company in which Jiangxi Jinko Engineering owns 28% equity interest after the disposition of our downstream solar power projects business in China, and it is no longer our related party.

**	In connection with the issuance of preferred shares by JinkoSolar Power in July 2014, China Development Bank, through its subsidiary, holds 21% equity interests of JinkoSolar Power on an as-if-converted basis. The above borrowings represent borrowings from subsidiaries of China Development Bank. After the disposition of our downstream solar power projects business in China, China Development Bank is no longer our related party.

(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts we advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

In connection with our disposal of downstream solar project business in China in 2016, we entered into a master service agreement with Jiangxi Jinko Engineering under which we agreed to provide guarantee for Jiangxi Jinko Engineering’s financing obligations under its separate loan agreements. In the event that Jiangxi Jinko Engineering fails to perform its obligations under the loan agreements or otherwise defaults thereunder, we will become liable for Jiangxi Jinko Engineering’s obligations under the loan agreements, which amounted to RMB6.6 billion (US$945.2 million) as of December 31, 2016.We charge Jiangxi Jinko Engineering service fees for the debt payment guarantee service according the master service agreement.

In addition, according to the side agreement among the Company, Jiangxi Jinko Engineering and investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power), the investors of Jiangxi Jinko Engineering will have the right to have the common shares of Jiangxi Jinko Engineering held by them redeemed, and, as a result of a guarantee issued by us, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, we will become liable for Jiangxi Jinko Engineering’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. We will also charge Jiangxi Jinko Engineering service fees for the redemption guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee would be settled semi-annually, and we believe that the service fees we charge for the guarantee services are at market rates.

As of December 31, 2016, we recorded guarantee fee income receivable of RMB235.7 million (US$33.9 million) and a guarantee liability fair value at fair value of RMB226.1 million (US$32.6 million). The guarantee liability will be amortized over the expected guarantee period in the subsequent reporting periods. Other income from Jiangxi Jinko Engineering for the guarantee fee amortized during the period from November to December 2016 amounted to RMB9.6 million (US$1.4 million).

For the years ended December 31, 2014, 2015 and 2016, revenues from sales of products and provision of processing services to subsidiaries of ReneSola Ltd. amounted to RMB0.6 million, nil and nil, respectively.

For the year ended December 31,2016, revenues from sales of products to subsidiaries of Gansu Heihe amounted to RMB103.0 million (US$14.8 million).

After the disposition date of our downstream solar project business in China through December 31, 2016, sales of solar module products to subsidiaries of Jiangxi Jinko Engineering amounted to RMB35.5 million (US$5.1 million).

For the years ended December 31, 2014, 2015 and 2016, raw materials purchased from a subsidiary of ReneSola Ltd. amounted to RMB23.0 million, RMB0.06 million and nil, respectively.

For the years ended December 31, 2014, 2015 and 2016, raw materials purchased from a subsidiary of Jiangxi Desun amounted to RMB1.3 million, nil and nil, respectively.

On January 1, 2008, Jiangxi Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Jiangxi Desun charged Jiangxi Jinko RMB1.1 million (US$0.2 million) in rent for each year ended December 31, 2014, 2015 and 2016, respectively.

For the years ended December 31, 2014 and 2015 and the period from January 1, 2016 through the disposition date of our downstream solar project business in China, borrowings from subsidiaries of China Development Bank amounted to RMB1,002.1 million, RMB1,210.0 million and RMB90.0 million, respectively. For the same periods, repayment of borrowings to subsidiaries of China Development Bank amounted to RMB4.0 million, RMB409.6 million and RMB82.0 million, respectively. For the same periods, interest charges in connection with the borrowings from China Development Bank amounted to RMB52.9 million, RMB107.0 million and RMB100.8 million, respectively.

During the years ended December 31, 2015 and 2016, two of our shareholders provided guarantees for several of our short-term and long-term bank borrowings. As of December 31, 2015 and 2016, the balances of short-term borrowings guaranteed by these shareholders were RMB178.0 million and RMB nil, respectively. As of December 31, 2015 and 2016, the balances of long-term borrowings guaranteed by these shareholders were nil and nil, respectively.

We entered into a RMB90.0 million (US$13.0 million) loan agreement with a domestic bank in 2016 which was collateralized on Jiangxi Desun’s equipment and land use right amounted to RMB 25.5 million (US$3.7 million).

We entered into a RMB76.3 million (US$10.9 million) loan agreement with Pingan Bank in 2016 which was collateralized on the RMB80.0 million (US$11.5 million) bank deposit owned by Shanghai JinkoSolar PV Electricity Co. Ltd, a subsidiary of Jiangxi Jinko Engineering.

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

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18 Financial Statements”.

Legal and Administrative Proceedings

In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of CSPV cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the antidumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into the U.S. of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us are 13.94% (for dumping margin) and 15.24% (for subsidy rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce. In January 2014, the U.S. Department of Commerce initiated the first administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2014, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, our tariff rates for dumping and subsidy are 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the U.S. of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for subsidy, respectively. Such rates will be the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. In June 2016, the U.S. Department of Commerce issued the final result of this second administrative review. As we were not included in this second administrative review, the tariff rates applicable to us remained at 9.67% (for dumping margin) and 20.94% (for subsidy rate) after this review. The third administrative review is pending as of the date of this annual report. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The fourth administrative reviews are pending as of the date of this annual report, and therefore, the final tariff rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new antidumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope the CSPV cells, whether or not assembled into modules, from China. In April 2016, the U.S. Department of Commerce initiated the first administrative review of the antidumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, which is pending as of the date of this annual report.

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

Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We made provisions of RMB15.0 million (US$2.2 million) for preliminary U.S. countervailing and anti-dumping duties in 2016. However, as the final tariff rates applicable to us are subject to the outcome of the administrative reviews which may be substantially increased by the U.S. Department of Commerce, we cannot assure you that our provision made is sufficient and our business and results of operations may be materially adversely affected if the outcome of the administrative reviews turn out to be negative.

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

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which Jiangxi Jinko requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January 2016, Wuxi Zhongcai also changed the plea, in which Wuxi Zhongcai claimed for the liquidated damages amounting to approximately RMB102.0 million, the losses suffered from the termination of the agreement in the amount of RMB150.0 million and rejected the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. The above two lawsuits are pending before the Shanghai High People’s court as of the date of this annual report.

In 2010 and 2011, Jiangxi Jinko and Zhejiang Qin Ye entered into several agreements for construction projects. In January 2014, Jiangxi Jinko sued Zhejiang Qin Ye for breach of contract due to the commercial bribery conducted by employees of Zhejiang Qin Ye, the liquidated damages of which amounted to RMB22.3 million. In May 2015, Zhejiang Qin Ye sued Jiangxi Jinko, claiming for the unpaid contract price in the amount of RMB23.1 million. As of the date of this annual report, the above two lawsuits are still pending for judgment.

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

Our ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010. Our ADSs trade under the symbol “JKS.” For the period from May 14, 2010 to December 31, 2016, the trading price of our ADSs on the NYSE has ranged from US$2.00 to US$41.75 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Price per ADS
	High	Low
	(US$)
Annual highs and lows
2010 (from May 14, 2010)	41.75	8.23
2011	32.21	4.55
2012	10.07	2.01
2013	34.88	3.96
2014	37.98	16.83
2015	32.28	14.32
2016	27.43	12.72
Quarterly highs and lows
First Quarter 2015	27.57	16.10
Second Quarter 2015	32.28	25.35
Third Quarter 2015	30.37	14.32
Fourth Quarter 2015	29.50	21.08
First Quarter 2016	27.43	16.95
Second Quarter 2016	24.04	18.88
Third Quarter 2016	21.17	14.32
Fourth Quarter 2016	17.69	12.72
First Quarter 2017 (through March 24, 2017)	17.98	13.70
Monthly highs and lows
September 2016	18.76	14.32
October 2016	17.69	15.03
November 2016	15.73	12.72
December 2016	16.43	13.76
January 2017	16.93	13.70
February 2017	17.98	14.13
March 2017 (through March 24, 2017)	17.58	14.95

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010 under the symbol “JKS.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2016 taxable year, and we do not currently intend or anticipate becoming a PFIC for our 2017 taxable year or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2016, our foreign exchange forward contracts had a total notional value of US$10 million and GBP3 million. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a loss relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB52.6 million (US$7.6 million) in 2016. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We incurred foreign-exchange gain of RMB208.8 million (US$30.1 million) in 2016 due to the appreciation of the U.S. dollars against the Renminbi. We incurred foreign-exchange loss of RMB86.5 million in 2015 and foreign-exchange loss of RMB139.6 million in 2014.

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

As of December 31, 2016, our total outstanding RMB denominated short-term borrowings were RMB3.17 billion (US$456.48 million) with a weighted average interest rate of 4.48% per annum and RMB denominated long-term borrowing were RMB315.09 million (US$45.38 million) with a weighted average interest rate of 4.11%. In addition, as of December 31, 2016, we had outstanding short-term loans of RMB1.49 million denominated and payable in Euro with a weighted average interest rate of 0% per annum, outstanding short-term loans of RMB2.21 billion denominated and payable in U.S. dollars with a weighted average interest rate of 2.79% per annum, and outstanding short-term loans of RMB108.53 million denominated and payable in JPY with a weighted average interest rate of 0.51% per annum. In addition, we had outstanding long-term loans of RMB173.43 million denominated and payable in U.S. dollars with a weighted average interest rate of 3.5% per annum.

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo Bank, National Association, or Wells Fargo. The credit limit was raised to US$40.0 million in June 2015 through amendments to the credit agreement. The credit limit was raised to US$60.0 million in July 2016 through amendments to the credit agreement. Borrowings under the new credit agreement will be used to support JinkoSolar US’s working capital and business operations.

In May 2015, we signed a US$20.0 million bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations. In August 2015, we signed a RMB700.0 million loan agreement with The Export-Import Bank of China. In September 2015, we signed a line of credit of up to RMB10.0 billion strategic agreement with the Industrial and Commercial Bank of China Jiangxi Provincial branch.

In July 2016, we signed a one-year JPY2 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to support our working capital and business operations in Japan. In September 2016, we signed a US$25.0 million bank facility agreement with Malayan Banking Berhad to support our working capital and business operations in Malaysia.

In light of the amount of bank borrowings and bonds due in the near term future, sufficient funds may not be available to meet our payment obligations

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2016, the depositary paid us an annual reimbursement of approximately US$257.7 thousand for legal and investor relations expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2016 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2016, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2015	2016
	(RMB)	(RMB)	(US$)
	(in thousands)
Audit fees	7,046	6,300	91
Audit-related fees (1)	5,030	-	-
Tax fees (2)	-	-	-
Total	12,076	6,300	91

(1)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with the proposed initial public offering of JinkoSolar Power in 2015.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advice.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services that are approved by our audit committee prior to the completion of the audit. All fees listed above were pre-approved by our audit committee.

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

The following table sets forth information about our purchases of outstanding ADSs since the inception of the program. We did not repurchase any ADSs under this program in 2016.

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

In addition, on December 5, 2011, we repurchased an aggregate principal amount of US$2.0 million of our 4.0% convertible senior notes due 2016 for a total consideration of RMB5.2 million (US$0.8 million). We repurchased an aggregate principal amount of US$22.5 million of such notes for a total consideration of US$21.7 million in November and December 2015. In May 2016, we repaid the entire remaining balance of such notes. The total cash redemption, including the principal, accrued interest up to and including May 15, 2016, totaled US$47.94 million.

In 2016, we repurchased an aggregate principal amount of US$88.9 million of our 4.00% convertible senior notes due 2019 for a total consideration of RMB571.6 million (US$85.6 million). In February 2017, we completed the repurchase of an aggregate principal amount of US$61.1 million of the notes for a total consideration of US$61.1 million.

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

Our directors may attend all of our board meetings. We have not adopted any such method.

Audit Committee	If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement.	Our board of directors has not made any such determination.

Compensation Committee	NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement.	We have a compensation committee that consists of one independent director and two executive directors.

	NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement.	Our compensation committee has not produced any such report.

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our corporate governance and nominating committee consists of two independent directors and one executive director.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the Securities and Exchange Commission on February 9, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.1	2009 Long Term Incentive Plan, amended and restated as of September 28, 2011 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 18, 2012)

4.2	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.3	Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.5	English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

Exhibit Number	Description of Document

4.6	English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.7	English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.8	2014 Equity Incentive Plan (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 16, 2015)

4.9	Subscription Agreement Schedule and Amended and Restated Subscription Agreement among JinkoSolar WWG Investment Co., Ltd., JinkoSolar Power Engineering Group Limited, JinkoSolar Holding Co., Ltd., Jiangxi JinkoSolar Engineering Co., Ltd., Jinko Power Co., Ltd. and MEGCIF Investments 6 Limited (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 16, 2015)

4.10*	Master Services Agreement between the Registrant and Jiangxi JinkoSolar Engineering Co., Ltd. dated October 18, 2016

4.11*	English translation of Share Purchase Agreement between Wide Wealth Group Holdings Limited and Shangrao Kangsheng Technology Co., Ltd. dated October 18, 2016

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

Exhibit Number	Description of Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

By:	/s/ Kangping Chen
Name:	Kangping Chen
Title:	Director and Chief Executive Officer

Date: March 29, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of JinkoSolar Holding Co., Ltd. (“the Company”) and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing in Item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 29, 2017

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	For the year ended December 31
	2014	2015	2016
	RMB	RMB	RMB	USD
				(Note 2 (an))
Continuing operations
Revenues from third parties	9,740,319,410	15,454,374,366	21,262,113,142	3,062,381,268
Revenues from related parties	557,097	-	138,524,950	19,951,743
Total revenues	9,740,876,507	15,454,374,366	21,400,638,092	3,082,333,011
Cost of revenues	(7,643,687,841)	(12,522,913,795)	(17,531,299,173)	(2,525,032,288)
Gross profit	2,097,188,666	2,931,460,571	3,869,338,919	557,300,723
Selling and marketing	(768,258,044)	(1,144,559,326)	(1,434,038,816)	(206,544,551)
General and administrative	(369,337,373)	(521,425,475)	(778,766,905)	(112,165,765)
Provision for advance to suppliers	(2,694,857)	-	(799,899)	(115,209)
Impairment of long-lived assets	(6,217,151)	-	(125,524,021)	(18,079,220)
Research and development	(106,627,106)	(143,670,521)	(181,106,128)	(26,084,708)
Total operating expenses	(1,253,134,531)	(1,809,655,322)	(2,520,235,769)	(362,989,453)
Income from operations	844,054,135	1,121,805,249	1,349,103,150	194,311,270
Interest expenses, net	(226,342,563)	(311,018,583)	(359,296,332)	(51,749,436)
Convertible senior notes issuance costs	(26,052,881)	-	-
Subsidy income	48,829,618	101,873,574	168,646,557	24,290,157
Exchange gain/(loss), net	(139,566,645)	(86,517,698)	208,811,416	30,075,101
Other income/(expenses), net	(1,558,583)	1,036,319	8,768,365	1,262,907
Investment income		-	4,902,527	706,111
Gain on disposal of subsidiaries		-	5,017,888	722,726
Change in fair value of forward contracts	(714,742)	56,931,943	(52,561,784)	(7,570,472)
Change in fair value of call spread options	-	(370,437)	-	-
Change in fair value of derivative liability	-	(2,096,024)	24,573,266	3,539,286
Change in fair value of convertible senior notes and capped call options	64,101,644	(14,571,200)	(110,242,492)	(15,878,222)
Income from continuing operations before income taxes	562,749,983	867,073,143	1,247,722,561	179,709,428
Income tax (expenses)/benefit	135,392,962	(100,533,829)	(257,487,006)	(37,085,843)
Income from continuing operations, net of tax	698,142,945	766,539,314	990,235,555	142,623,585
Discontinued operations
Gain on disposal of discontinued operations before income taxes			1,007,884,060	145,165,499
Income from discontinued operations before income taxes	29,112,916	105,089,584	48,146,259	6,934,504
Income tax expense, net	(1,058,939)	(11,329,810)	(54,466,059)	(7,844,744)
Income from discontinued operations, net of tax	28,053,977	93,759,774	1,001,564,260	144,255,259
Net income	726,196,922	860,299,088	1,991,799,815	286,878,844
Less: Net loss attributable to the non-controlling interests from continuing operations	-	(63,348)	(432,541)	(62,299)
Less: Net income attributable to the non-controlling interests from discontinued operations	851,167	4,270,460	6,044,451	870,582
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	52,320,700	172,340,442	159,477,930	22,969,600
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	673,025,055	683,751,534	1,826,709,975	263,100,961

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from continuing operations -
Basic	5.67	6.15	7.87	1.13
Diluted	4.02	6.00	7.63	1.10
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from continuing operations -
Basic	22.68	24.60	31.48	4.52
Diluted	16.08	24.00	30.52	4.40
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from discontinued operations -
Basic	(0.20)	(0.66)	6.64	0.96
Diluted	(0.16)	(0.65)	6.40	0.92
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from discontinued operations -
Basic	(0.80)	(2.64)	26.56	3.84
Diluted	(0.64)	(2.60)	25.60	3.68

Weighted average ordinary shares outstanding
Basic	122,980,870	124,618,416	125,870,272	125,870,272
Diluted	153,786,531	127,802,961	130,590,441	130,590,441

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	USD
				(Note 2 (an))
Net income	726,196,922	860,299,088	1,991,799,815	286,878,844
Other comprehensive income:
-Unrealized loss on available-for-sale securities	(5,629,905)	(412,529)	-	-
-Exchange loss on warrant liability	-	(3,950,373)	-	-
-Foreign currency translation adjustments	4,634,500	5,070,890	96,919,050	13,959,247
-Release of translation difference due to the liquidation of a foreign subsidiary	-	-	(4,716,918)	(679,378)
Comprehensive income	725,201,517	861,007,076	2,084,001,947	300,158,713
Less: comprehensive income attributable to non-controlling interests	851,167	4,207,112	5,611,910	808,283
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	724,350,350	856,799,964	2,078,390,037	299,350,430

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

	December 31, 2015	December 31, 2016
	RMB	RMB	USD
			(Note 2 (an))
ASSETS
Current assets:
Cash and cash equivalents	2,392,591,132	2,501,417,491	360,279,057
Restricted cash	555,723,874	318,784,923	45,914,579
Restricted short-term investments	1,160,518,067	3,333,450,365	480,116,717
Short-term investments	29,427,066	71,301,081	10,269,492
Accounts receivable, net - related parties	60,973,795	1,414,084,059	203,670,468
Accounts receivable, net - third parties	2,690,519,049	4,753,715,319	684,677,419
Notes receivable, net - related parties	-	610,200,000	87,887,081
Notes receivable, net - third parties	515,441,932	915,314,761	131,832,747
Advances to suppliers - related parties	1,021,128	661,788	95,317
Advances to suppliers - third parties	251,389,853	325,766,259	46,920,101
Inventories, net	3,203,325,042	4,473,514,697	644,320,135
Forward contract receivables	7,038,537	640,876	92,305
Other receivables - related parties	-	79,124,874	11,396,352
Capped call options	17,490,323	-	-
Deferred tax assets - current	79,100,567	130,675,655	18,821,209
Prepayments and other current assets	715,448,906	766,644,253	110,419,740
Held-for-sale assets	10,814,794,855	-	-
Total current assets	22,494,804,126	19,695,296,401	2,836,712,719
Non-current assets:
Restricted cash - non-current	160,218,100	197,214,485	28,404,794
Project assets, net	-	55,063,496	7,930,793
Investments in affiliates	7,200,000	7,200,000	1,037,016
Property, plant and equipment, net	3,766,435,564	4,738,681,353	682,512,077
Land use rights, net	349,914,140	450,940,595	64,948,955
Intangible assets, net	20,472,447	20,296,727	2,923,337
Deferred tax assets - non-current	117,802,910	134,791,362	19,413,994
Other assets – related parties	-	173,375,586	24,971,278
Other assets – third parties	227,701,217	617,779,748	88,978,791
Total non-current assets	4,649,744,378	6,395,343,352	921,121,035
Total assets	27,144,548,504	26,090,639,753	3,757,833,754

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

	December 31, 2015	December 31, 2016
	RMB	RMB	USD
			(Note 2 (an))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	1,478,529	-	-
Accounts payable - third parties	3,783,304,934	4,290,070,506	617,898,676
Notes payable - third parties	1,924,495,767	4,796,766,263	690,878,045
Accrued payroll and welfare expenses	454,210,855	582,275,670	83,865,140
Advances from related parties	-	60,541,490	8,719,788
Advances from third parties	1,299,491,407	1,376,919,487	198,317,656
Income tax payable	106,001,988	168,111,676	24,213,118
Forward contract payables	4,295,737	-	-
Convertible senior notes - current	650,916,976	423,739,708	61,031,212
Deferred tax liabilities - current	9,266,399	17,074,064	2,459,177
Derivative liability - current	-	10,364,075	1,492,737
Bond payable and accrued interests	866,725,777	-	-
Short-term borrowings, including current portion of long-term bank borrowings	2,589,864,128	5,488,629,040	790,527,011
Other payables and accruals	898,173,587	1,019,420,371	146,827,075
Other payables - related parties	4,992,975	76,033,573	10,951,112
Guarantee liabilities to related parties	-	52,710,970	7,591,959
Held-for-sale liabilities	6,029,222,824	-	-
Total current liabilities	18,622,441,883	18,362,656,893	2,644,772,706
Non-current liabilities:
Long-term borrowings	1,308,679,827	488,519,559	70,361,452
Long-term payables	-	44,015,631	6,339,569
Warrant liability	68,377,608	-	-
Accrued warranty costs - non-current	329,236,560	511,208,557	73,629,347
Convertible senior notes	856,064,385	-	-
Deferred tax liability - non current	25,220	50,650,530	7,295,194
Guarantee liabilities to related parties - non current	-	173,375,586	24,971,278
Total non-current liabilities	2,562,383,600	1,267,769,863	182,596,840
Total liabilities	21,184,825,483	19,630,426,756	2,827,369,546

Commitment and contingencies	-	-	-
Redeemable non-controlling interests	1,607,925,732	-	-

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 127,197,130 and 128,456,466 shares issued as of December 31, 2015 and December 31, 2016, respectively, 125,473,930 and 126,733,266 shares outstanding as of December 31, 2015 and December 31,2016, respectively.)	17,711	17,881	2,575
Additional paid-in capital	2,924,336,179	3,145,262,253	453,011,991
Statutory reserves	351,763,271	466,252,857	67,154,380
Accumulated other comprehensive income	12,582,041	104,784,173	15,092,060
Treasury stock, at cost: 1,723,200 shares of ordinary shares as of December 31, 2015 and 2016, respectively	(13,875,553)	(13,875,553)	(1,998,495)
Retained earnings	1,047,044,597	2,758,267,275	397,273,120
Total JinkoSolar Holding Co., Ltd. shareholders' equity	4,321,868,246	6,460,708,886	930,535,631
Non-controlling interests	29,929,043	(495,889)	(71,423)
Total shareholders' equity	4,351,797,289	6,460,212,997	930,464,208
Total liabilities, redeemable non-controlling interest and shareholders' equity	27,144,548,504	26,090,639,753	3,757,833,754

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	Ordinary shares issued				JinkoSolar Holding Co., shareholders' equity
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss)/income	Number of Treasury Stock	Treasury Stock	Retained earnings (Accumulated losses)	Non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2013	109,774,830	15,574	1,968,702,066	184,929,183	12,869,458	(1,723,200)	(13,875,553)	(142,897,904)	10,870,764	2,020,613,588
Acquisition of interest by non-controlling shareholders	-	-	-	-	-	-	-	-	14,000,000	14,000,000
Issuance of shares	15,000,000	1,834	769,144,459	-	-	-	-	-	-	769,146,293
Share-based compensation expense	-	-	42,689,995	-	-	-	-	-	-	42,689,995
Foreign currency translation adjustment	-	-	-	-	4,634,500	-	-	-	-	4,634,500
Unrealized loss on available-for-sale investment	-	-	-	-	(5,629,905)	-	-	-	-	(5,629,905)
Exercise of share options	1,240,400	152	13,488,409	-	-	-	-	-	-	13,488,561
Appropriation to statutory reserves	-	-	-	66,975,887	-	-	-	(66,975,887)	-	-
Accretion to redemption value of redeemable Non-controlling interests	-	-	-	-	-	-	-	(52,320,700)	-	(52,320,700)
Net income	-	-	-	-	-	-	-	725,345,755	851,167	726,196,922
Balance as of December 31, 2014	126,015,230	17,560	2,794,024,929	251,905,070	11,874,053	(1,723,200)	(13,875,553)	463,151,264	25,721,931	3,532,819,254
Share-based compensation expense	-	-	112,714,385	-	-	-	-	-	-	112,714,385
Appropriation to statutory reserves	-	-	-	99,858,201	-	-	-	(99,858,201)	-	-
Foreign currency exchange translation adjustment	-	-	-	-	5,070,890	-	-	-	-	5,070,890
Exchange loss on derivative liability-warrants	-	-	-	-	(3,950,373)	-	-	-	-	(3,950,373)
Unrealized gain on available-for-sale investment	-	-	-	-	499,212	-	-	-	-	499,212
Realize gain on available-for-sale investment	-	-	-	-	(911,741)	-	-	-	-	(911,741)
Exercise of share options	1,181,900	151	17,596,865	-	-	-	-	-	-	17,597,016
Accretion to redemption value of redeemable Non-controlling interests	-	-	-	-	-	-	-	(172,340,442)	-	(172,340,442)
Net income	-	-	-	-	-	-	-	856,091,976	4,207,112	860,299,088
Balance as of December 31, 2015	127,197,130	17,711	2,924,336,179	351,763,271	12,582,041	(1,723,200)	(13,875,553)	1,047,044,597	29,929,043	4,351,797,289
Share-based compensation expense	-	-	203,269,631	-	-	-	-	-	-	203,269,631
Appropriation to statutory reserves	-	-	-	115,487,297	-	-	-	(115,487,297)	-	-
Foreign currency exchange translation adjustment	-	-	-	-	96,919,050	-	-	-	-	96,919,050
Exercise of share options	1,259,336	170	17,656,443	-	-	-	-	-	-	17,656,613
Accretion to redemption value of redeemable Non-controlling interests	-	-	-	-	-	-	-	(159,477,930)	-	(159,477,930)
Net income	-	-	-	-	-	-	-	1,986,187,905	5,611,910	1,991,799,815
Release of translation difference due to the liquidation of a foreign subsidiary	-	-	-	-	(4,716,918)	-	-	-	-	(4,716,918)
Disposition of Jiangxi Jinko Engineering	-	-	-	(997,711)	-	-	-	-	(36,036,842)	(37,034,553)
Balance as of December 31, 2016	128,456,466	17,881	3,145,262,253	466,252,857	104,784,173	(1,723,200)	(13,875,553)	2,758,267,275	(495,889)	6,460,212,997

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	USD
				(Note 2 (an))
Cash flows from operating activities:
Net income	726,196,922	860,299,088	1,991,799,815	286,878,844
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:	-	-	-	-
Change in fair value of derivative forward contracts	16,267,966	14,068,932	(5,096,607)	(734,064)
Change in fair value of call spread options	-	370,437	-	-
Change in fair value of convertible senior notes	(150,790,707)	8,400,918	92,015,957	13,253,054
Change in fair value of capped call options	86,689,063	6,170,282	18,226,535	2,625,167
Change in fair value of derivative liability _ rate cap	-	-	10,364,075	1,492,737
Change in fair value of derivative liability _ warrant liability	-	2,096,024	(34,937,341)	(5,032,024)
Share-based compensation charge	42,689,995	112,714,385	203,269,631	29,276,918
Deferred income taxes	(170,760,020)	(6,554,493)	22,048,774	3,175,684
Depreciation of property, plant and equipment	348,022,445	393,162,784	449,079,007	64,680,831
Depreciation of project assets	85,693,840	228,972,745	328,213,389	47,272,561
Amortization of land use rights	6,882,863	6,300,488	7,895,001	1,137,117
Amortization of intangible assets	1,136,953	2,223,458	3,202,787	461,298
Amortization for guarantee liability	-	-	(9,641,685)	(1,388,691)
Inventories provision	75,935,281	98,791,960	439,000,231	63,229,185
Provision/(reversal of provision) for allowance of doubtful accounts	27,151,987	(54,356,588)	82,676,843	11,907,942
Provision/(reversal of provision) for other receivables	-	21,923,756	(11,666,061)	(1,680,262)
Provision for advance to suppliers	2,694,857	-	799,899	115,209
Loss on disposal of property, plant and equipment	19,008,054	12,476,763	33,072,876	4,763,485
Gain on disposal of land use right	-	(3,013,258)	(3,727,161)	(536,823)
Loss on disposal of intangible assets	-	614,295	1,159,217	166,962
Impairment of long-lived assets	6,217,151	-	125,524,021	18,079,220
Convertible senior notes issuance cost	26,052,881	-	-	-
Equity in income of affiliated companies	(9,549,289)	(13,669,112)	(15,265,937)	(2,198,752)
Gain on disposal of investment in Jiangxi Jinko Engineering	-	-	(1,007,884,060)	(145,165,499)
Gain on disposal of investment in subsidiaries-others	-	-	(5,017,888)	(722,726)
Investment income	-	-	(4,902,527)	(706,111)
Exchange loss/(gain), net	147,057,916	117,731,731	(183,370,195)	(26,410,802)
Changes in operating assets and liabilities (net of impact of disposition):
Increase in accounts receivable – third parties	(1,627,833,342)	(63,566,502)	(2,859,160,553)	(411,804,775)
(Increase)/Decrease in accounts receivable - related parties	109,608,216	113,560,001	(180,834,464)	(26,045,580)
(Increase)/Decrease in notes receivable – third parties	181,893,173	(440,110,991)	(426,101,401)	(61,371,367)
Decrease in notes receivable - related parties	42,900,000	-	141,000,000	20,308,224
Increase in advances to suppliers – third parties	(13,375,361)	(169,276,751)	(82,394,136)	(11,867,224)
(Increase)/decrease in advances to suppliers - related party	(1,183,768)	162,640	359,340	51,756
Increase in inventories	(1,255,054,117)	(1,410,968,951)	(2,001,046,682)	(288,210,670)
Decrease in other receivables - related parties	52,756	163,499	168,593,218	24,282,474
Increase in prepayments and other current assets	(309,737,240)	(52,933,157)	(7,621,260)	(1,097,690)
Increase in other assets-third parties	(261,751,916)	(304,202,544)	(182,430,305)	(26,275,430)
Increase in other assets-related parties	-	-	(173,375,586)	(24,971,278)

Increase in accounts payable – third parties	1,381,021,677	591,977,556	885,107,922	127,482,057
Decrease in accounts payable - related parties	(989,832)	-	(89,639,759)	(12,910,811)
Increase in accrued payroll and welfare expenses	73,776,858	163,166,447	142,568,241	20,534,098
Increase in advances from – third parties	275,721,519	873,434,523	170,803,277	24,600,789
Increase in advances from – related parties	-	-	60,541,490	8,719,788
Increase in income tax payables	60,164,687	30,252,380	62,620,224	9,019,188
Increase/(decrease) in other payables and accruals – third parties	240,940,423	201,251,124	(9,666,219)	(1,392,225)
Increase/(decrease) in other payables and accruals – related parties	4,315,667	(2,584,341)	50,870,317	7,326,850
Net cash provided/(used) by operating activities	187,067,558	1,339,049,528	(1,802,967,740)	(259,681,366)

Cash flows from investing activities:
Maturity of restricted short-term investments	1,288,659,345	2,480,496,062	2,289,203,055	329,713,820
Maturity of short-term investments	132,500,000	114,248,971	45,332,883	6,529,293
Proceeds from disposal of property, plant and equipment	16,162,935	7,138,759	8,999,454	1,296,191
Proceeds from disposal of land use right	-	-	36,095,570	5,198,843
Cash received from call spread	-	-	16,941,535	2,440,089
Cash disposed of, net of cash received from related party, for disposal of Jiangxi Jinko Engineering	-	-	(606,102,556)	(87,296,926)
Deferred government grants related to assets	92,440,000	-	-	-
(Increase)/ decrease in restricted cash	(135,427,099)	(120,202,572)	179,371,409	25,834,857
Purchase of property, plant and equipment	(489,978,748)	(860,606,902)	(1,975,362,827)	(284,511,425)
Cash paid for project assets	(2,511,677,528)	(2,129,264,757)	(1,956,477,672)	(281,791,397)
Cash paid for deposits related to construction of solar projects	-	(3,505,573)	(161,972,465)	(23,328,887)
(Payment)/collection of deposit for acquisition of subsidiaries	(10,000,000)	10,000,000	-	-
Cash paid for land use rights	(9,380,139)	(44,158,932)	(106,971,456)	(15,407,094)
Purchase of intangible assets	(4,637,414)	(13,462,651)	(7,474,367)	(1,076,533)
Purchase of restricted short-term investments	(2,153,867,953)	(2,640,760,590)	(4,462,135,353)	(642,681,169)
Purchase of short-term investments	(244,500,000)	(31,676,037)	(166,559,593)	(23,989,572)
Cash paid for call spread	-	(7,647,843)	(4,761,603)	(685,814)
Cash disposed of, net of cash received from third parties, for disposal of investment in subsidiaries	-	-	(106,712,599)	(15,369,811)
Cash acquired, net of cash paid to third parties, for the acquisition of subsidiaries	(129,047,885)	(75,235,668)	69,606,835	10,025,470
Net cash used in investing activities	(4,158,754,486)	(3,314,637,733)	(6,908,979,750)	(995,100,065)

Cash flows from financing activities:
Proceeds from redeemable preferred shares issuance by subsidiary	1,383,264,590	-	-	-
Proceeds from exercise of share options	14,528,109	7,613,965	21,730,663	3,129,866

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	USD
				(Note 2 (an))
Proceeds from issuance of ordinary shares	770,201,158	-	-	-
Proceeds from issuance of convertible senior notes	914,850,000	-	-	-
Cash received from borrowings with embedded warrants		862,138,360	-	-
Issuance cost paid for issuance of convertible senior notes	(26,052,881)	-	-	-
Capital contributions by non-controlling interests holders	8,800,000	-	-	-
Proceeds from borrowings	5,220,563,513	10,140,339,042	21,182,867,659	3,050,967,544
Increase in notes payable	1,040,449,696	61,318,108	2,477,804,347	356,878,057
Repurchase of convertible senior notes	-	(113,025,510)	(1,218,706,405)	(175,530,233)
Repayment of bank borrowings	(3,984,432,151)	(7,030,645,681)	(13,345,699,597)	(1,922,180,556)
Repayment of borrowings with embedded warrants	-	-	(902,949,503)	(130,051,779)
Repurchase of warrant	-	-	(35,696,581)	(5,141,377)
Repayment of bonds payable	-	-	(800,000,000)	(115,223,967)
Change in restricted cash for notes payable	(38,479,112)	(77,105,818)	75,710,650	10,904,603
Net cash provided by financing activities	5,303,692,922	3,850,632,466	7,455,061,233	1,073,752,158

Effect of foreign exchange rate changes on cash and cash equivalents	(11,061,518)	31,599,153	74,639,667	10,750,348

Net increase/(decrease) in cash and cash equivalents	1,320,944,476	1,906,643,414	(1,182,246,590)	(170,278,925)
Cash balance recorded in held-for-sale assets	-	-	1,291,072,949	185,953,181
Cash and cash equivalents, beginning of year	456,076,191	1,777,020,667	2,392,591,132	344,604,801

Cash and cash equivalents, end of year	1,777,020,667	3,683,664,081	2,501,417,491	360,279,057

Supplemental disclosure of cash flow information
Cash paid for income tax	35,014,405	115,062,404	250,150,235	36,029,148
Cash paid for interest expenses (net of amounts capitalized)	201,206,133	412,040,750	670,525,723	96,575,792

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	94,041,991	309,342,683	385,399,199	55,509,031
Purchases of project assets included in other payables	711,359,860	1,185,512,052	2,116,935,170	304,902,084
Utilization of prior year’s prepayment for the repurchase of convertible senior notes	-	25,471,153	-	-
Proceeds from exercise of share options received in subsequent period	226,952	10,210,003	6,135,783	883,737
Payment of issuance cost for follow-on offering in subsequent period	2,328,174	-	-	-
Non cash contribution from non-controlling shareholders	5,200,000	-	-	-

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2016:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Technology Limited (“Paker”)*	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

Xinjiang Jinko Solar Co., Ltd.	May 30,2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.	July 29,2016	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Jinko Solar Pty Ltd. (“JinkoSolar South Africa”)	April 13, 2012	South Africa	100%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)	November 12,2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd. (“WWG Investment”)	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA. (“JinkoSolar Portugal”)	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

Jinko Solar Technology SDN.BHD. (“JinkoSolar Malaysia”)	January 21, 2015	Malaysia	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited**	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.***	January 12,2015	BVI	100%

Canton Best Limited(“Canton Best BVI”)	September 16,2013	BVI	100%

Wide Wealth Group Holding Limited(“Wide Wealth Hong Kong”) ****	June 11,2012	Hong Kong	100%

*In the fourth quarter of 2016, Paker disposed Zhejiang Jinko Financial Leasing Co., Ltd with the consideration of RMB183 million (USD26.4 million). Loss on disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Considerations associated with the transaction have not been collected as of December 31, 2016.

In the fourth quarter of 2016, Paker closed JinkoSolar International Limited. Accumulated translation differences associated with the entity amounted to RMB 4.7 million (USD 0.7 million) recognized as a gain in net income upon the liquidation of the entity.

**In the fourth quarter of 2016, JinkoSolar International Development Limited disposed Jinko Solar (Thailand) Co. Ltd with the consideration of RMB2.4 million (USD0.4 million). Loss of disposal amounted to RMB0.1 million (USD0.02 million) was recognized. Considerations associated with the transaction have not been collected as of December 31, 2016.

***In the fourth quarter of 2016, Jinkosolar Household PV System Ltd. disposed its household solar project business with the consideration of RMB 27 million (USD 3.9 million) . Gain on disposal amounted to RMB15.4 million (USD2.2 million) was recognized. Considerations associated with the transaction have been collected as of December 31, 2016.

****In the fourth quarter of 2016, Wide Wealth Hong Kong disposed all of the 55% equity interest indirectly held by the Company in Jiangxi JinkoSolar Engineering Co., Ltd. (“Jiangxi Jinko Engineering”) to Shangrao Kangsheng Technology Co., Ltd., a company incorporated with limited liability under the laws of the People’s Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company for a total consideration of US$250 million.

In conjunction, JinkoSolar Power repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares (Note 8) with considerations of US$225 million from the preferred shareholders, while Wide Wealth Hong Kong agreed to transfer the 45% equity interest of Jiangxi Jinko Engineering to related entities of the preferred shareholders with a total consideration of US$225 million. These two transactions were net-settled as agreed with JinkoSolar Power, Wide Wealth Hong Kong and the preferred shareholders.

2.	PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, the purchase price allocation with respect to business combinations, impairment of long-lived assets, the economic useful lives of property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, guarantees, sales-leaseback, accounting for share-based compensation, fair value measurements of share-based compensation and financial instruments, legal contingencies, income taxes and related deferred tax valuation allowance.

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

c. Discontinued operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Examples include a disposal of a major geographical location, line of business, or other significant part of the entity, or disposal of a major equity method investment. In the consolidated statement of operations, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in note 3. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Non-current assets or disposal groups are classified as assets held for sale when the carrying amount is to be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset.

d. Foreign currency translation

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to RMB1,721.1 million and RMB 4,136.5 million as of December 31, 2015 and 2016, respectively.

e. Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

f. Restricted cash

Restricted cash represents deposits legally held by banks which are not available for the Group's general use. These deposits are held as collateral for issuance of letters of credit or guarantee, bank acceptance notes to vendors for purchase of machinery and inventories and forward contracts.

g. Restricted short-term investments

Restricted short-term investments represent the time deposits legally hold by banks with original maturities longer than three months and less than one year, which are held as collateral for issuance of letters of credit, guarantee, bank acceptance notes or deposits for short-term borrowings.

h. Available-for-sale investment

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

On September 20, 2013, the parent company (“Issuer”) of one of the Company’s customers issued convertible bond (“Bond”) to the Company in order to settle the outstanding receivables owed by that customer of EUR 2,948,489. The Bond matured on December 31, 2015. Each Bond is convertible into one share at 1:1 ratio during September 1, 2014 to December 31, 2014, or June 1, 2015 to December 31, 2015. The Bond bears a simple interest of 5% per annum and is payable every six months in arrears on June 30 and December 31 of each year from 2013 to 2015. The Issuer, at any time, may redeem all the Bond outstanding by paying a sum of money at an amount equal to the greater of (1) the total nominal value of the Bond plus outstanding interest and (2) the counter- value. Upon maturity, the outstanding Bond will be reimbursed at the nominal value together with the accrued and unpaid interests.

The Company recorded such Bond as available-for-sale instruments as its intent is to convert the Bond into common shares when the common share price appreciates over its nominal value during the two convertible periods, and recorded the fair value change in the Bond in accumulated other comprehensive income.

In December 2015, upon the maturity of the Bond, the Company decided to waive the conversion right and choose to collect the total outstanding balance in cash. On December 21, 2015, the customer entered into a repayment arrangement with the Company. Considering the uncertainties of the cash collection, the Company provided full provision to the outstanding receivable of RMB21,923,756 for the year ended December 31, 2015, and reversed provision amounted to RMB11,636,130 upon the cash collection during the year ended December 31, 2016.

i. Notes receivable and payable

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

j. Accounts receivable

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

k. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. A provision of advance to suppliers of RMB2,694,857, nil and RMB799,889 was recorded for the years ended December 31, 2014, 2015 and 2016, respectively.

l. Inventories

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2014, 2015 and 2016.

m. Property, plant and equipment, net

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

n. Project Assets, net

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

Costs capitalized in the construction of solar power plants under development will be transferred to complete solar power plants upon completion and when they are ready for intended use, which is at the point of time when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for intended use. Depreciation is computed using the straight-line method over the expected life of 20 years.

After the disposition of the domestic downstream solar projects business in the fourth quarter of 2016, project assets as of December 31, 2016 are all relate to solar power plants constructed out of China. Projects assets associated with the domestic downstream solar projects business are recorded as held-for-sale assets (note 3).

o. Assets held for sale

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

p. Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the project assets of discontinued operations for the years ended December 31, 2014, 2015 and 2016 were RMB nil, RMB66,896,537, and RMB58,624,205, respectively. Interest expense capitalized associated with the construction projects of continuing operation for the years ended December 31, 2014, 2015 and 2016 were RMB4,103,426, RMB7,381,757, and RMB8,915,817, respectively.

q. Land use rights and land lease

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

r. Intangible assets

Intangible assets include purchased software and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 or 10 years, respectively.

s. Business combination and assets acquisition

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

t. Investments in affiliates

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

Upon the disposition of downstream power business, the investment income of affiliated companies was recognized in the discontinuing operations.

u. Impairment of long-lived assets

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

v. Leases

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

w. Guarantees

The Group issues debt payment guarantees in favor of Jiangxi Jinko Engineering, a related party. The guarantees require the Group to make payments to reimburse the holders of these guarantees for losses they incur when Jiangxi Jinko Engineering fails to make repayments to the holders, when its liability to the holders falls due.

In addition, the Group also issues redemption guarantees in favor of Jiangxi Jinko Engineering, a related party. According to the side agreement among the Group, Jiangxi Jinko Engineering and investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power), the investors of Jiangxi Jinko Engineering will have the right to redeem the common shares of Jiangxi Jinko Engineering held by them, and, as a result of a guarantee issued by the Company, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, the Company will become liable for Jiangxi Jinko Engineering’s obligations under the redemption.

A guarantee liability is initially recognized at the estimated fair value in the Group’s consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group’s consolidated balance sheets at the expected amount payable to the holder. The fair value of the guarantee liability is measured by the total consideration to be received in connection with the provision of guarantee. The guarantee liability would be amortized in straight line during the guarantee period.

Receivables have also been recorded for the guarantee payments to be received (note 30).

Pursuant to the master service agreement signed with Jiangxi Jinko Engineering, guarantee service fee would be settled on a half-year basis.

x. Revenue recognition

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

The Group enters into certain sales contracts with retainage terms beginning in 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years (the “Retainage Period”). Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expires. The total amounts of retainage that were not recognized as revenue were RMB156,158,834 and RMB 144,875,453 as of December 31, 2015 and 2016, respectively. Additions of retainages in 2014, 2015 and 2016, were RMB 69,588,365, RMB 35,682,215 and RMB 19,809,181, respectively. Revenue recognized upon the cash collection of the retainages in 2014, 2015 and 2016, were RMB 44,975,763, RMB 73,766,543 and RMB 31,092,562, respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

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

(d)	Revenue on solar system integration projects

The Group recognizes revenue related to solar system integration projects on the percentage-of-completion basis. The Company estimates its revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No loss provision was recorded in the years ended December 31, 2014, 2015 and 2016. There existed no unbilled receivables as of December 31, 2015 and 2016.

In the PRC, value added tax (“VAT”) at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

y. Segment report

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. In prior years, management has determined that the Group operated its business in two segments, as that term is defined by FASB ASC Topic 280, Segment reporting.

The Group’s first segment was and is the vertically integrated solar power products manufacturing business (“manufacturing segment”), from silicon ingots, wafers, cells to solar modules.

In the fourth quarter of 2016, the Group disposed of its downstream solar projects business segment, through which the Group entities develop, constructdeveloped, constructed and operated the solar projects, including (i) project development, (ii) engineering, procurement, and construction (“EPC”), (iii) connecting solar projects to the grid, operating and maintenance (“O&M”).

z. Cost of revenue

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

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was nil, nil and RMB0.6 million for years ended December 31, 2014,2015 and 2016, respectively.

aa. Warranty cost

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

Consistent with the practice of the solar industry, the Group has adopted the equivalent of 1% of product revenues to estimate the cost of its warranty obligation and recorded a warranty liability on that basis. In light of the historical sharp decline and the anticipated long-term decreasing trend of module prices, which it estimates to reflect replacement cost, as well as based on the accumulation of longer operating experience, the Group reassessed and updated the estimation of future warranty costs with effect from 31 December 2016. The updated accrual basis consists two major inputs, which are the 1% expected failure rate and the product replacement cost. Based on the actual claims incurred during the past years as well as the market practice, the Group projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Group’s actual claims experience in the historical periods as well as management’s current best estimation, the Group believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Group, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation, the Group reversed previous years’ recorded warranty liability of RMB92,083,351 in 2016.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2014, 2015 and 2016, warranty costs accrued were RMB92,255,203, RMB149,304,487 and RMB257,464,846, respectively. The utilization of the warranty accruals for the years ended December 31, 2014, 2015 and 2016 were RMB402,425, RMB18,244,745 and RMB11,957,359, respectively.

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

ab. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB353,352,484, RMB542,857,593 and RMB831,693,851 for the years ended December 31, 2014, 2015 and 2016, respectively.

ac. Research and development

Research and development costs are expensed when incurred.

ad. Start-up costs

The Group expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities (excluding costs that are capitalized as part of property, plant and equipment) and costs incurred with the formation of new subsidiaries such as organization costs.

ae. Income Taxes

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. The Group did not have any interest and penalties associated with uncertain tax positions in the year ended December 31, 2014, 2015 and 2016 as there were no uncertain tax positions.

af. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

ag. Fair value of financial instruments

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

The Group's financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term investments, accounts and notes receivable, forward contract receivable, call spread options, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, forward contracts payable, short-term borrowings, long-term borrowings, convertible senior notes, rate cap derivative and warrants.

The forward contracts receivable and payable, call spread options, capped call options, rate cap derivative, convertible senior notes and warrants are measured at fair value (Note 33). Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

ah. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2014, 2015 and 2016, the Group received financial subsidies of RMB49,785,321 , RMB103,578,019 and RMB168,646,557 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB92,440,000, nil and nil during the years ended December 31, 2014, 2015 and 2016, respectively.

ai. Repurchase of share

When the Company’s shares are purchased for retirement, the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price is shown separately as treasury stock.

aj. Statutory reserves

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

Jiangxi Jinko, as wholly foreign owned enterprises incorporated in the PRC, is required on an annual basis to make appropriations of net profits, after the recovery of accumulated deficit, to a general reserve fund and a staff bonus and welfare fund. These reserve funds are set at certain percentage of after-tax profit determined in accordance with the PRC GAAP. The percentage of the appropriation for general reserve fund is at least 10%, and the percentage of the appropriation for staff bonus and welfare fund is at the discretion of its boards of directors.

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

During the years ended December 31, 2014, 2015 and 2016, the Group made total appropriations to statutory reserves of RMB66,975,887, RMB99,858,201 and RMB115,487,297, respectively.

ak. Earnings/(Loss) per share

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

Periodic accretion to redeemable non-controlling interests in connection with the outstanding redeemable convertible preferred shares of a subsidiary (Note 8), and the remaining net profit of the subsidiary (if any after deducting the accretion) that attributes to its outstanding redeemable convertible preferred shares under the two-class method, are recorded as deductions to consolidated net income (loss) from discontinued operations to arrive at net income (loss) available to the Company’s ordinary shareholders from discontinued operations.

Changes in income or loss as result from the assumed conversion of the convertible senior notes, if any, are recorded as the adjustment to the consolidated net income (loss) from continuing operations to arrive at the diluted net income (loss) available to the Company’s ordinary shareholders from continuing operations.

al. Share-based compensation

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

am. Other comprehensive income/(loss)

Other comprehensive income/(loss) is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income/(loss) for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries and unrealized gains and losses on available-for-sale securities. .

an. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars ("US$" or "USD") as of and for the year ended December 31, 2016 are solely for the convenience of readers and were calculated at the rate of RMB6.9430 to US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.

ao. Recent accounting pronouncements

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The Group has adopted ASU 2014-15 in 2016.

The Group had positive working capital as of December 31, 2016. The Group's management believes that the current cash position as of December 31, 2016, the cash expected to be generated from operations and funds available from borrowings under the bank credit facilities will be sufficient to meet the Group's working capital and capital expenditure requirements for at least the next 12 months from March 29, 2017, the date of issuance of the fiscal 2016 financial statements.

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

In March, 2016, the FASB issued Accounting Standards Update No. 2016-08 (ASU 2016-08), “Revenue from Contracts with Customers (Topic 606)”, which amends the principal-versus-agent implementation guidance and illustrations in the Board’s new revenue standard (ASU 2014-09). The FASB issued the ASU 2016-08 in response to concerns identified by stakeholders, including those related to (1) determining the appropriate unit of account under the revenue standard’s principal-versus-agent guidance and (2) applying the indicators of whether an entity is a principal or an agent in accordance with the revenue standard’s control principle.

In April, 2016, the FASB issued Accounting Standards Update No. 2016-10 (ASU 2016-10), “Revenue from Contracts with Customers (Topic 606)”, which amends certain aspects of the guidance in ASU 2014-09 (the Board’s new revenue standard) on (1) identifying performance obligations and (2) licensing.

In May 2016, the FASB issued Accounting Standards Update No. 2016-12 (ASU2016-12), “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”). The amendments in this ASU do not change the core principle of the guidance in Topic 606. Rather, the amendments in this ASU affect only the narrow aspects of Topic 606. The areas improved include: (1) Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1; (2) Presentation of Sales Taxes and Other Similar Taxes Collected from Customers; (3) Noncash Consideration; (4) Contract Modifications at Transition; (5) Completed Contracts at Transition; and (6) Technical Correction. The effective date and transition requirements for the amendments in this ASU are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by ASU 2014-09).

The Group is continuing to evaluate the future impact and method of adoption of ASU 2014-09 and related amendments on its consolidated financial statements and related disclosures. The Group is considering adoption of the new standard using the modified retrospective method in fiscal 2018. The Group’s ability to adopt the standard is dependent on system readiness and the completion of the analysis necessary to meet the requirements under ASU 2014-09.

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

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17), "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." This guidance was issued to simplify the presentation of deferred income taxes. The amendments in this Update require that deferred tax liabilities and assets to be classified as noncurrent in a classified statement of financial position. This ASU is effective for annual and interim periods beginning after December 15, 2016, and should be applied prospectively with early adoption permitted at the beginning of an interim or annual reporting period. The Group has not early adopted this Update. As of December 31, 2015 and 2016, the Company recorded current deferred tax assets amounted to RMB79,100,567 and RMB130,675,655, respectively, and current deferred tax liabilities amounted to RMB 9,266,399 and RMB 17,074,064, respectively. The Group believes that adoption of this ASU will not have a material effect on its consolidated financial statements.

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

In March 2016, the FASB issued Accounting Standards Update No. 2016-06 (ASU 2016-06), “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments”. This new standard simplifies the embedded derivative analysis for debt instruments containing contingent call or put options by removing the requirement to assess whether a contingent event is related to interest rates or credit risks. This new standard will be effective for us on January 1, 2017. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March 2016, the FASB issued Accounting Standards Update No. 2016-07 (ASU 2016-07), “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting”, which eliminates the requirement to retrospectively apply the equity method in previous periods. Instead, the investor must apply the equity method prospectively from the date the investment qualifies for the equity method. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In March, 2016, the FASB issued Accounting Standards Update No. 2016-09 (ASU 2016-09), “Compensation – Stock Compensation (Topic 718)”, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. The new guidance, which is part of the Board’s simplification initiative, also contains two practical expedients under which nonpublic entities can use a simplified method to estimate the expected term of an award and make a one-time election to switch from fair value measurement to intrinsic value measurement for liability-classified awards. The ASU is effective for annual periods beginning after December 15, 2016 and early adopt is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13), “Financial Instruments – Credit Losses”, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August, 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows”, a proposed ASU on restricted cash in response to an EITF consensus-for-exposure. The proposed ASU would require an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The proposal’s primary purpose is to eliminate the diversity in practice related to how entities classify and present changes in restricted cash in the cash flow statement in accordance with ASC 230. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November, 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04), “Simplifies Goodwill Impairment Test”, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. As a result, under the ASU, “an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.” The ASU is effective prospectively for fiscal years beginning after December 15, 2019. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

3.	DISCONTINUED OPERATIONS

On October 31, 2016, the Company completed the sale of all of the 55% equity interest it indirectly held in Jiangxi Jinko Engineering to Shangrao Kangsheng Technology Co., Ltd. (the "Buyer"), a company formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company, for a total consideration of US$ 250 million pursuant to the previously announced Share Purchase Agreement entered into by Wide Wealth Group Holding Limited, a 55%-owned indirect subsidiary of the Company, and the Buyer.

In Conjunction, the Company repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares (Note 8) with considerations of US$225 million from the preferred shareholders, while the Company also agreed to transfer the 45% equity interest of Jiangxi Jinko Engineering to related entities of the preferred shareholders with a total consideration of US$225 million. These two transactions were net-settled.

As a result of the above transactions, the Company disposed of its downstream business and received US$250 million (RMB1,693.2 million) in cash.

Assets and liabilities related to Jiangxi Jinko Engineering were reclassified as assets/liabilities held for sale as of December 31, 2015, while results of operations related to Jiangxi Jinko Engineering, including comparatives, were reported as loss from discontinued operations.

A gain of RMB1,007.9 million (US$145.2 million) was recognized because of the disposition. The disposal gain was comprised of i) premium of the consideration against the net assets of the discontinued operations as of the disposition date; ii) recognition of the un-realized profit generated from the module sales transactions between the continuing and discontinued operations before the disposition date, and reduced by the iii) recognition of warranty costs in connection with the standard warranty, same as 3rd party sales, provided by the continuing operations to the discontinued operations.

Income tax of RMB39,952,408 was recognized associated with the gain on disposition and is included in the total 2016 tax provision of RMB 54,466,059 for discontinued operations.

Upon the disposition of Jiangxi Jinko Engineering, the Company provided the loan guarantee and redemption guarantee to Jiangxi Jinko Engineering (note 30).

Results of the discontinued operations

	2014	2015	January 1 – October 31 2016
	RMB	RMB	RMB

Revenues	237,652,141	622,107,137	952,968,658
Cost of revenues	(94,800,620)	(283,766,608)	(407,369,723)
Gross Profit	142,851,521	338,340,529	545,598,935

Operating expenses
Selling and marketing	(753,011)	-	-
General and administrative	(54,540,610)	(126,468,315)	(276,685,730)
Total operating expenses	(55,293,621)	(126,468,315)	(276,685,730)
Income from operations	87,557,900	211,872,214	268,913,205

Interest expenses, net	(61,325,089)	(74,923,604)	(215,226,564)
Exchange loss	(7,491,271)	(31,214,031)	(25,441,221)
Change in fair value of forward contracts	-	-	4,455,731
Other income/(expenses), net	(133,616)	(16,018,551)	37,675
Subsidy income	955,703	1,704,445	141,496
Equity income in affiliated companies	9,549,289	13,669,111	15,265,937
Gain on disposal of discontinued operations	-	-	1,007,884,060
Income from discontinued operations before income taxes	29,112,916	105,089,584	1,056,030,319
Income tax expense, net	(1,058,939)	(11,329,810)	(54,466,059)
Income from discontinued operations, net of tax	28,053,977	93,759,774	1,001,564,260

Assets and liabilities of the discontinued operations

December 31,2015
RMB
Assets
Cash and cash equivalents	1,291,072,949
Restricted short-term investments	599,048,331
Notes receivable, net - third parties	38,644,600
Accounts receivable, net - third parties	666,200,351
Other receivables, net - third parties	308,610,206
Prepayments and other current assets	11,004,290
Total current assets	2,914,580,727

Long-term investments	109,587,142
Property, plant and equipment, net	5,019,914
Intangible assets, net	730,794
Other assets - third parties	558,575,058
Restricted cash – non current	173,531,731
Project Assets	7,044,728,804
Deferred tax assets - non current	8,040,685
Total assets held for sale	10,814,794,855

Liabilities
Short-term borrowings from third parties, including current portion of long-term bank borrowings	700,285,077
Notes payable - third parties	589,266,149
Accrued payroll and welfare expenses	21,386,968
Income tax payable	15,670,018
Advances from third parties	313,741
Other payables and accruals	1,314,766,124
Total current liabilities	2,641,688,077
Long-term borrowings	3,319,224,224
Long-term payables	56,955,933
Deferred tax liability - non current	11,354,590
Total liabilities held for sale	6,029,222,824

	2014	2015	2016
Cash flows generated from/(used in ) discontinued operations
Net cash used in operating activities	(406,886,606)	(1,431,244,810)	(2,017,319,542)
Net cash used in investing activities	(2,511,677,528)	(2,129,264,757)	(2,048,843,302)
Net cash provided by financing activities	3,323,916,670	4,390,737,581	5,074,465,592
Net increase in cash and cash equivalent	405,352,536	830,228,014	1,008,302,748

4.	REVENUES

The Group's revenues for the respective periods are detailed as follows:

	For the years ended December 31
	2014	2015	2016
	RMB	RMB	RMB
Sales of solar modules	9,155,395,954	15,086,256,789	20,825,750,050
Sales of silicon wafers	286,585,049	138,293,365	136,079,690
Sales of solar cells	200,643,639	215,048,296	155,016,285
Sales of recovered silicon materials	11,272,636	5,201,794	860,047
Processing service fees	69,581,435	-	-
Solar system integration projects	11,209,600	-	269,661,653
Revenue from generated electricity	6,188,194	9,574,122	13,270,367
Total	9,740,876,507	15,454,374,366	21,400,638,092

The following table summarizes the Group's net revenues generated in respective geographic locations:

	For the years ended December 31
	2014	2015	2016
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	4,119,710,430	5,608,963,991	8,249,043,110
Outside China
America	1,766,283,018	4,146,330,928	7,701,560,171
Japan	486,201,347	997,526,339	992,645,497
Chile	580,383,748	1,018,522,680	898,465,062
India	272,142,427	280,481,768	775,458,207
Brazil	5,033,329	44,251,671	479,569,191
Turkey	50,119,561	377,663,473	366,929,805
UK	1,266,982,317	839,243,321	342,655,734
Thailand	65,578,638	328,505,810	97,904,537
South Africa	534,571,266	346,904,294	37,324,002
Rest of the world	593,870,426	1,465,980,091	1,459,082,776
Total	9,740,876,507	15,454,374,366	21,400,638,092

5. OTHER INCOME/(EXPENSES), NET

	For the years ended December 31
	2014	2015	2016
	RMB	RMB	RMB
Guarantee income	-	-	9,641,685
Donations	(1,558,583)	-	(873,320)
Others	-	1,036,319	-
Total	(1,558,583)	1,036,319	8,768,365

In 2016, the Group issued debt payment guarantees and redemption guarantees in favor of Jiangxi Jinko Engineering, a related party (note 30). The guarantee liability would be amortized in straight line during the guarantee period by recoding credit to other income.

6.	SEGMENT REPORT

In accordance with FASB ASC 280-010-50-22, the Company considered what financial information is included in the measures of segment profit or loss reviewed by the Company’s chief operating decision maker (“CODM”) or are otherwise regularly provided to the CODM, to determine whether to report or disclose a measure of profit or loss and total assets for each reportable segment. The specific items or accounts included in the measure of segment profit or loss reviewed by the Company’s CODM or are otherwise regularly provided to the CODM are: revenue from external customer, gross profit/(loss), interest income and expenses, and income /(loss) before income taxes.

The basis of accounting for recording revenue from external customer, interest income and expenses, and income/(loss) before income taxes is in conformity with the accounting policies used in the consolidated financial statements, and such segment financial information is prepared and disclosed in accordance with aforementioned accounting basis, is on the same basis by which the Company reports internally to its chief operating decision maker.

The Company’s operating segments had certain of their own dedicated administrative and corporate key functions, such as accounting, administration, procurements, marketing, corporate legal and human resource. Costs for these functions are recorded and included in the respective selling, general and administrative costs for each of our segment. The Company allocates corporate costs to each segments based upon the estimated benefits, which are determined based on estimated time spent by corporate employees, provided to each segment from these corporate functions.

The Company’s first segment was and is the vertically integrated solar power products manufacturing business (“manufacturing segment”), from silicon ingots, wafers, cells to solar modules.

The Company disposed the downstream solar projects segment in the year ended December 31, 2016.

7.	TAXATION

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

People’s Republic of China

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "CIT Law") with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. As foreign invested enterprises, Jiangxi Jinko and Zhejiang Jinko are entitled to a two year tax exemption from CIT and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko and Zhejiang Jinko are each subject to CIT rate of 12.5% from year 2010 to year 2012. Starting from year 2013, three of the major subsidiaries of the Group, Jiangxi Jinko, Zhejiang Jinko and Jinko Materials were recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling them to a preferential tax rate of 15%. In November 2016, Jiangxi Jinko successfully renewed the qualification and continued to enjoy the preferential tax rate of 15%.

Under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totalled RMB1,259,750,077, RMB2,025,814,478 and RMB2,869,500,611 as of December 31, 2014, 2015, 2016 respectively, and the amount of the unrecognized deferred tax liability, calculated based on the 5% rate, on the permanently reinvested earnings was RMB62,897,504, RMB101,290,724, RMB143,475,031 as of December 31, 2014, 2015, 2016 respectively .

Hong Kong

The Company's subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Luxemburg

Jinko Luxemburg is incorporated in Luxemburg and is subject to corporate income tax at 28.8%.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 38.0%.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.5% in 2016.

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

Composition of Income Tax Expense

Income/(loss) from continuing operations before income taxes for the years ended December 31, 2014, 2015 and 2016 were taxed within the following jurisdictions:

	For the year ended December 31
	2014	2015	2016
	RMB	RMB	RMB
Cayman Islands	73,715,803	(5,667,142)	(122,966,973)
PRC	684,876,769	786,947,233	1,394,413,594
Other countries	(195,842,589)	85,793,052	(23,724,060)
Income from continuing operations before income taxes	562,749,983	867,073,143	1,247,722,561

For the year ended December 31, 2014, 2015 and 2016, the earnings (losses) attributed to Cayman Islands was mainly due to the fair value gain (loss) from convertible senior notes and capped call options.

The current and deferred positions of income tax (expense)/benefit from continuing operations included in the consolidated statement of operations for the years ended December 31, 2014, 2015 and 2016 are as follows:

	For the year ended December 31
	2014	2015	2016
	RMB	RMB	RMB
Current income tax expenses
PRC	(28,241,780)	(104,597,580)	(234,278,825)
Other countries	(7,722,360)	(12,024,951)	(35,469,815)
Total current income tax expenses	(35,964,140)	(116,622,531)	(269,748,640)
Deferred tax benefit	171,357,102	16,088,702	12,261,634
Income tax (expense)/benefit, net	135,392,962	(100,533,829)	(257,487,006)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Company's effective tax rate from continuing operations is as follows:

	For the year ended December 31
	2014	2015	2016
	%	%	%
Statutory CIT rate	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	1.1	2.0	1.1
—Change in fair value of convertible senior notes and capped call options	(2.8)	0.4	2.2
—Accrued payroll and welfare expenses	0.5	1.3	1.0
—Change of enacted tax rate	(9.2)	(3.5)	0.4
—Other permanent differences	1.1	(2.0)	(0.0)
Difference in tax rate of a subsidiary outside the PRC	0.9	(1.1)	0.9
Effect of tax holiday for subsidiaries	(11.9)	(9.1)	(10.9)
Change in valuation allowance	(28.8)	(1.4)	0.9
Effective CIT rate	(24.1)	11.6	20.6

Change of enacted tax rate includes -9.2% impact (RMB51,987,023), -3.5% impact (RMB30,046,299), and 0.4% impact (RMB5,603,309) related to revaluation of deferred tax assets and liabilities upon the change of certain tax holidays during the year ended December 31, 2014, 2015 and 2016, respectively.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31
	2014	2015	2016
	RMB	RMB	RMB
The aggregate amount of effect	66,792,435	79,037,989	135,724,429
Per share effect—basic	0.54	0.63	1.08
Per share effect—diluted	0.43	0.62	1.04

Increase of the aggregate amount of tax holidays effect in 2016 was mainly due to the increase of profits in Jiangxi Jinko, Zhejiang Jinko and Jinko Materials, who were certified as “National High and New Technology Enterprise” entitling them to a preferential tax rate of 15%

Significant components of deferred tax assets/(liability)—current

	For the year ended December 31
	2015	2016
	RMB	RMB
Net operating losses	-	17,458,359
Provision for inventories, accounts receivable, other receivable	74,388,533	81,441,291
Change in fair value of forward contracts	(244,141)	(96,131)
Accrued warranty costs	20,135,070	10,505,141
Accrued interest	1,112,954	637,754
Timing difference for revenue recognition	(17,679,078)	10,974,242
Other temporary differences	18,498,176	18,278,850
Total deferred tax assets	96,211,514	139,199,506
Less: Valuation allowance	(17,110,947)	(8,523,851)
Deferred tax assets—current, net	79,100,567	130,675,655

Other temporary differences	(9,266,399)	(17,074,064)
Deferred tax liabilities—current, net	(9,266,399)	(17,074,064)

Significant components of deferred tax assets/liability—non-current

	For the year ended December 31
	2015	2016
	RMB	RMB
Net operating losses	37,681,060	57,699,650
Accrued warranty costs	73,807,284	118,214,437
Timing difference for project assets, property, plant and equipment	22,735,289	8,463,603
Timing difference for revenue recognition of retainage contract	21,260,336	8,113,322
Total deferred tax assets	155,483,969	192,491,012
Less: Valuation allowance	(37,681,059)	(57,699,650)
Deferred tax assets—non-current, net	117,802,910	134,791,362
Timing difference for project assets, property, plant and equipment	-	(50,625,310)
Other temporary differences	(25,220)	(25,220)
Deferred tax liabilities—non-current, net	(25,220)	(50,650,530)

Movement of valuation allowances

	For the year ended December 31
	2014	2015	2016
	RMB	RMB	RMB
At beginning of year	(229,484,242)	(67,263,314)	(54,792,006)
Current year additions	(51,335,333)	(20,392,519)	(38,362,418)
Utilization and reversal of valuation allowances	213,556,261	32,863,827	26,930,923
At end of year	(67,263,314)	(54,792,006)	(66,223,501)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2015 and 2016, valuation allowances of RMB54,792,006 and RMB66,223,501were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowance was reversed in 2016 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance and cumulative income position of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB213.6 million, RMB 32.9 million and RMB 26.9 million in 2014, 2015 and 2016, respectively.

8. REDEEMABLE NON-CONTROLLING INTERESTS

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

Pursuant to the preferred share agreement, the preferred shareholders have the right to convert all or any portion of their preferred shareholdings into ordinary shares of JinkoSolar Power at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares. Conversion ratio is subject to adjustment for dilution, including but not limited to stock splits, stock dividends and recapitalization, In addition, the Preferred Shares will automatically convert into the Company’s ordinary shares upon the occurrence of a qualified initial public offering (IPO), at the then effective and applicable conversion price. The shareholders also have the right to require JinkoSolar Power, the Company and WWG Investment, which is a wholly owned subsidiary of the Company and the intermediate holding company that directly holds JinkoSolar Power, to redeem the preferred shares under certain conditions.

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

Together with the disposition of Jiangxi Jinko Engineering, Jinko Solar Power repurchased all of the Series A redeemable convertible preferred shares (Note 8) with considerations of USD 225 million. At the same time, Wide Wealth Group Holding Limited transferred 45% of its equity interest of Jiangxi Jinko Engineering, a holding company of downstream business in China. The two transactions were net-settled as agreed by Jinkosolar Power Engineering Group Limited and the preferred shareholders.

After the disposition Jiangxi Jinko Engineering, the Company agreed to provide guarantee to the redemption right of the preferred shareholders associated with their 45% equity interest of Jiangxi Jinko Engineering (note 30).

The change in the carrying amount of redeemable non-controlling interests for the years ended December 31, 2015 and 2016 is as follows:

	For the year ended December 31
	2015	2016
	RMB	RMB
Beginning Balance	1,435,585,290	1,607,925,732
Accretion to redemption value of redeemable non-controlling interests	172,340,442	159,477,930
Disposition of Jiangxi Jinko Engineering	-	(1,767,403,662)
Ending Balance	1,607,925,732	-

9.	ACQUISITION OF SOLAR POWER PLANTS

In August 2016, the Group completed the transactions to acquire 100% equity interest of a solar power project company located in Yanshan, which has started production since 2015. The purchase consideration is RMB114 million. These two transactions were accounted as business acquisitions under ASC 805. The results of the acquired entities’ operations have been included in the consolidated financial statements of the Company since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Total assets acquired	574,202,912
Total liabilities acquired	(502,202,912)
Net assets acquired	71,670,000
Total considerations	71,670,000

Based on the Group’s assessment, the revenue and net earnings of Yanshan were not considered material to the Group both individually and in aggregate for the year ended December 31, 2016. Pro forma results of operations for the acquisitions described above have not been presented because they are not material to the consolidated statements of operations and comprehensive income, either individually or in aggregate.

Assets acquired through the acquisition were mainly project assets related to the solar power plant in Yanshan, and liabilities mainly represented payables in connection with the construction of the solar power plants.

The above power plant was disposed of as part of the disposition of downstream solar project business.

10.	ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2015	2016
	RMB	RMB
Accounts receivables	3,026,232,432	5,130,289,380
Allowance for doubtful accounts	(335,713,383)	(376,574,061)
Accounts receivable, net	2,690,519,049	4,753,715,319

As of December 31, 2015 and 2016, accounts receivable with net book value of RMB420,422,895 and nil were pledged as collateral for the Group’s borrowings (Note 22).

Movement of allowance of doubtful accounts

	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
At beginning of year	445,956,167	428,570,077	335,713,383
Addition	188,572,147	151,959,676	274,128,700
Write-off	(44,538,077)	(38,500,106)	(41,816,165)
Reversal	(161,420,160)	(206,316,264)	(191,451,857)
At end of year	428,570,077	335,713,383	376,574,061

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

11.	ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

	As of December 31,
	2015	2016
	RMB	RMB
Advances to suppliers - current	258,114,710	333,291,005
Provision for advances to suppliers	(6,724,857)	(7,524,746)
Advances to suppliers, net	251,389,853	325,766,259

The Company recorded provisions of RMB2,694,857, nil and RMB799,889, against advances with other suppliers for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2015 and 2016, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

12.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Raw materials	530,073,129	943,958,480
Work-in-progress	591,775,978	809,571,580
Finished goods	2,081,475,935	2,719,984,637
Total	3,203,325,042	4,473,514,697

Write-down of the carrying amount of inventory to its estimated market value was RMB75,935,281, RMB98,791,960 and RMB439,000,231 for the years ended December 31, 2014, 2015 and 2016, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than its carrying amount due to lower photoelectric conversion efficiencies.

As of and December 31, 2015 and December 31, 2016, inventories with net book value of RMB420,422,895 and RMB61,000,000 were pledged as collateral for the Group’s borrowings (Note 22).

13.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Value-added tax deductible	443,761,055	286,198,731
Deposit for customer duty, bidding and others	93,536,791	154,023,704
Assets held for sale related to land use right	38,832,489	-
Prepayment for income tax	29,879,013	24,323,033
Receivables related to land use right disposal	20,435,188	23,172,107
Prepaid commission	18,970,826	2,013,070
Prepaid insurance premium	16,851,945	19,237,805
Rental deposit and prepayment	4,297,689	5,897,704
Employee advances	7,285,193	8,584,936
Receivables of option exercised	10,210,003	6,135,783
Derivative assets	7,277,406	-
Prepaid professional service fee	4,057,488	4,095,436
Receivable related to disposal of subsidiaries (note 1)	-	185,380,069
Others	20,053,820	47,581,875
Total	715,448,906	766,644,253

Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

As of December 31, 2015 and 2016, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

Derivative assets as of December 31,2015 represented the foreign exchange call spread option purchased in 2015 and matured prior to December 31,2016.

14.	INVESTMENTS IN AFFILIATES

Investments accounted for under the equity method.

On December 20, 2012, Jinko Power Co., Ltd, a fully owned subsidiary of Jiangxi Jinko Engineering, signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. (“Jinchuan Group”), a Chinese state-owned enterprise, to jointly invest in and establish a company named Gansu Jintai Electronic Power Co., Ltd. (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic (“PV”) solar power plant in Jinchang, Gansu Province, China. Jinko Power Co., Ltd holds 28% equity interest in Gansu Jintai and accounts for its investment in Gansu Jintai using the equity method as Jinko Power Co., Ltd has the ability to exercise significant influence over the operating and financial policies of the investee. Jinko Power Co., Ltd’s share of Gansu Jintai’s results of operations is included in equity (loss)/gain in affiliated companies in the income from discontinued operations, with an amount of RMB 9,549,284, RMB13,669,112 and RMB15,265,937 for the year ended December 31, 2014, 2015 and 2016, respectively.

The above investment is disposed as part of the disposition of downstream solar project segment (note 3).

Investments accounted for under the cost method

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gansu province, China, for a consideration of RMB7,200,000. The Group accounted for the RMB7.2 million using the cost method of accounting.

15.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Buildings	843,434,718	1,429,839,237
Machinery and equipment	4,109,495,144	4,886,493,031
Motor vehicles	32,196,288	34,434,859
Furniture, fixture and office equipment	88,284,199	136,797,799
	5,073,410,349	6,487,564,926
Less: Accumulated depreciation	(1,731,339,034)	(2,028,991,593)
Less: Impairment	(35,263,789)	(51,439,373)
Subtotal	3,306,807,526	4,407,133,960
Construction in progress	459,628,038	331,547,393
Property, plant and equipment, net	3,766,435,564	4,738,681,353

Depreciation expenses were RMB348,022,445, RMB392,197,508 and RMB449,079,007 for the years ended December 31, 2014, 2015 and 2016, respectively.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

In the years ended December 31, 2014, 2015 and 2016, the Group recorded impairment of RMB6,217,151, nil and RMB 125,524,021 related to the retirement of certain equipment in production lines that had become obsolete.

As of December 31, 2015 and 2016, certain property, plant and equipment with net book value amounting of RMB2,063,567,296 and RMB 1,899,053,100 are pledged as collateral for the Group’s borrowings (Note 22).

16.	PROJECT ASSETS, NET

Project assets represent the overseas solar projects operated by the Company after the disposition of downstream solar projects. In the year ended December 31,2016, the Company obtained two small solar projects in Italy as the settlement of the accounts receivables. In addition, the Company commenced developing solar power projects in overseas which are still under construction. Project assets and related accumulated depreciation are as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Completed	-	30,188,445
Under construction	-	31,935,354

Less: Accumulated depreciation	-	(7,060,303)
Project Assets, net	-	55,063,496

17.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC.

	As of December 31,
	2015	2016
	RMB	RMB
Land use rights	386,633,770	495,555,226
Less: accumulated amortization	(36,719,630)	(44,614,631)
Land use rights, net	349,914,140	450,940,595

Amortization expense was RMB6,882,863, RMB6,300,488 and RMB7,895,001 for the years ended December 31, 2014, 2015 and 2016, respectively. As of December 31, 2016, estimated amortization expense in each of the next five years is RMB8,909,209.

The Company disposed certain of its land use rights and recognized the gain of nil, RMB3,013,258 and RMB3,727,161 for the year ended 2014, 2015, and 2016 respectively.

As of December 31, 2015 and 2016, certain land use rights with net book value of RMB303,519,533 and RMB120,325,828 were pledged as collateral for the Company’s borrowings (Note 22).

18.	INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2015	2016
	RMB	RMB
Trademark	3,071,480	3,071,480
Computer software	22,709,977	24,964,233
Less: accumulated amortization	(5,309,010)	(7,738,986)
Intangible assets, net	20,472,447	20,296,727

Amortization expense was RMB1,136,953, RMB2,223,458 and RMB3,202,787,for the years ended December 31, 2014, 2015 and 2016, respectively.

19.	OTHER ASSETS – THIRD PARTIES

Other assets consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Prepayment for warranty insurance premium	87,195,213	103,714,696
Prepayments for purchase of property, plant and equipment	71,631,287	491,201,438
Deferred charges	59,874,717	22,863,614
Others	9,000,000	-
Total	227,701,217	617,779,748

20.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB

Payables for purchase of property, plant and equipment	323,124,629	410,326,566
Freight payables	142,678,891	208,186,310
Value-added tax and other tax payables	73,936,622	84,469,920
Accrued warranty cost	88,911,062	64,045,947
Accrued utilities, rentals and interest	52,704,521	36,748,524
Government grants related to assets	39,359,068	21,436,902
Contracted labor fee	37,451,104	25,873,505
Countervailing and anti-dumping duty	30,052,841	15,033,545
Accrued professional service fees	17,283,935	11,378,367
Commission payables	17,106,323	1,125,092
Deposits	7,409,000	-
Insurance premium payables	2,557,415	735,408
Sale-lease back payable (note 23)	-	59,553,667
Public offering issuance cost	2,328,174	2,328,174
Others	63,270,002	78,178,444
Total	898,173,587	1,019,420,371

21.	BONDS PAYABLE AND ACCRUED INTEREST

On January 29, 2013, Jiangxi Jinko issued a six-year bond with an aggregate principal amount of RMB800,000,000 which bears a fixed annual interest rate of 8.99% and will mature on January 28, 2019. At the end of the third year in the life of the bonds, the Group has the option to raise the interest rate by up to 100 basis points, and the bondholders will have the right to require Jiangxi Jinko to repurchase all or part of their bond, at such time. The bond is recorded on amortized cost basis with the interest rate of 8.99%. Interest payable related to the bond was RMB66,725,778 and nil for the year ended December 31, 2015 and 2016, respectively.

Bonds payable are all issued at face value, unsecured from the issuance date.

The Company has repurchased the bond with the face value of RMB800,000,000 and settled all the interests in the year ended December 31, 2016.

22.	BORROWINGS

(a) Short-term borrowings

	As of December 31,
	2015	2016
	RMB	RMB
Short-term bank borrowings	2,562,383,328	5,245,641,157
Long-term bank borrowings—current portion	27,480,800	242,987,883
Total short-term borrowings	2,589,864,128	5,488,629,040

The short-term bank borrowings outstanding as of December 31, 2015 and 2016 carried a weighted average interest rate of 4.72% and 3.72% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2016 were borrowings of RMB1,489,987, RMB2,209,265,547 and RMB108,530,522 which are denominated and repayable in EURO, USD and JPY, respectively.

In August 2015, Jiangxi Jinko entered into a 20-month RMB700.0 million loan agreement with The Export-Import Bank of China. As of December 31, 2016, Jiangxi Jinko has drawn down RMB 388,800,000 which is due and payable in 2017. The effective interest rate of the borrowing was 4.47% as of December 31, 2016.

As of December 31, 2016, the Group had short-term bank borrowings of RMB1,580,871,978 credit loans and RMB 849,600,000 letter of credit loan. The remaining short-term bank borrowings of RMB3,058,157,062 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:

• Borrowings of RMB270,000,000 guaranteed by Jiangxi Jinko, RMB286,458,230 guaranteed by Jinko Solar Holding, RMB33,000,000 guaranteed by Jiangxi Jinko and Jiangxi Import & Export, RMB335,858,000 guaranteed by Zhejiang Jinko and Jinko Solar Holding, RMB487,999,100 guaranteed by Heji, respectively.

• Borrowings of RMB50,000,000 collateralized on bank note.

• Borrowings of RMB76,307,000 collateralized on bank deposit owned by Shanghai JinkoSolar PV Electricity Co.Ltd, a subsidiary of Jiangxi Jinko Engineering .

• Borrowings of RMB234,114,732 collateralized on letter of guarantee issued by Jiangxi Jinko.

• Borrowings of RMB381,535,000 collateralized on the Zhejiang Jinko’s share pledge, and guaranteed by Jiangxi Jinko.

• Borrowings of RMB902,885,000 collateralized on the Group's certain building and equipment, including RMB540,758,000 which were also collateralized on the Group's certain land use rights, RMB136,000,000 were also collateralized on the Group's certain inventory. In addition, included in these borrowings there were borrowings of RMB184,900,000 guaranteed by Jiangxi Jinko, RMB20,000,000 guaranteed by Jiangxi Jinko and Jiangxi Import & Export, RMB283,855,116 guaranteed by Zhejiang Jinko and Jinko Solar Holding, RMB90,000,000 guaranteed by related party’s equipment. The net book value of the land use right, building, equipment and inventory was RMB120,325,828, RMB1,899,053,100 and RMB61,000,000, respectively as of December 31, 2016.

(b) Long-term bank borrowings

	As of December 31,
	2015	2016
	RMB	RMB
Long-term bank borrowings	1,336,160,627	731,507,442
Less: Current portion	(27,480,800)	(242,987,883)
Total long-term borrowings	1,308,679,827	488,519,559

Future principal repayments on the long-term borrowings are as follows:

Year ended December 31,	RMB
2017	242,987,883
2018	184,370,000
Thereafter	304,149,559
Total	731,507,442

1) Long-term bank borrowings

• In 2016, the Company entered into a 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB 20,000,000 which was interest free. Guochuang is a government background entity who provided the interest free loan to the Company to support its daily operations. The borrowing was collateralized on Jiangxi Jinko’s share pledge.

• In 2015, the Company entered into a 3-year loan agreement with Finance and Investment Management Center of Jiangxi Province in China with the principle amount of RMB20, 000,000 and interest rate of 3.0%. The borrowing was collateralized on the Jiangxi Jinko’s share pledge and guaranteed by Jiangxi Jinko. The loan was not discounted as the impact was immaterial.

• In 2015 and 2016, the Company entered into loan agreements with the Export-Import Bank of China for an aggregate amount of RMB 609,283,000, which were repayable from April 2017 to June 2020. As of December 31 2016, balance of these borrowings amounted to RMB 609,283,000, including RMB235,858,000 due in 2017. The effective interest rate of the borrowings was 3.94% in 2016. The Borrowings were guaranteed by Zhejiang Jinko and Jinko Solar Holding.

• In 2016, the Company entered into a 10-year loan agreement with China Merchants Bank for a principle amount of RMB87, 880,000 with the interest rate of 5.39%, which was repayable from February 2016 to January 2026. As of December 31, 2016, the total outstanding balances amounted to RMB82, 224,442, including RMB 7,129,883 due in 2017. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB194, 531,251.

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

In conjunction with the loan agreement, JinkoSolar Power issued 6,750 warrants or entitlement of 0.675% of JinkoSolar Power's fully diluted share capital to these 7 financial institutions to acquire JinkoSolar Power’s fully-paid ordinary shares. The warrant holders can purchase ordinary shares anytime during the term of the above loan at exercise price which is the Par Value of US$0.0000001. The entitlement of shares expressed as a percentage of JinkoSolar Power’s fully diluted share capital is adjusted based on the time when IPO occurs, as: a) 0.675% if an IPO occurs within 6 months from July 24, 2015 (“Utilisation Date”); b) 1.425% if an IPO occurs after 6 months and within 12 months Utilisation Date; and c) 2.10% if an IPO occurs after 12 months of the Utilisation Date. The entitlement of the shares is also subject to adjustment in the case of a non-qualifying IPO event of JinkoSolar Power. Warrant holders can elect for net cash settlement if IPO of JinkoSolar Power occurs.

The warrant holders have the put rights to request JinkoSolar Power to purchase all or part of its outstanding warrants in case of a put event, where a) an IPO occurs prior to the Final Maturity Date of the loan (January 10, 2017); b) an IPO has not occurred as at the Final Maturity Date; c) all of the Loan is repaid, or becomes due and payable, prior to the Final Maturity Date of the loan facility; or d) an event of default occurs and (if the Loan is then outstanding) there is an acceleration of the loan prior to the Final Maturity Date. The repurchase price is equal to the aggregate of: (a) an amount that would give an internal rate of return of 10% on the aggregate principal amount of the loan, calculated from the Utilisation Date until the later of (i) the date of full repayment of the loan and (ii) the date that falls twelve months after the Utilisation Date; less the aggregate principal amount of the loan which has been repaid and all interest paid by JinkoSolar Power at the time of a warrant holder's exercise of the warrant put rights.

In accordance with ASC subtopic 480, the warrants are legally detachable and separately exercisable from the loan and thus accounted for as a freestanding instrument. As the warrant holder can either exercise the warrant to subscribe for fully-paid ordinary shares, or elect for net cash settlement upon the exercise of the warrants, which falls within the scope of ASC 480. Accordingly, the warrants are liability derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the remeasurement is recognized in the consolidated statements of operations and comprehensive income.

Therefore, the loan proceeds are allocated first to the warrants based on their fair value, and the residual is allocated to the base loan facility and creating a discount on debt. The discount on debt resulted from the allocation of the proceeds to warrants and transactions fees allocated to the loan are accounted for under the effective interest method.

The fair value of the warrants at the issuance date of July 24, 2015 was US$10,190,000 (RMB 62,331,211), and the residual allocated to the loan was US$139,810,000 (RMB 855,203,789). Total transaction cost was US$ 4,358,118 (RMB 26,658,170), among which US$ 296,061 (RMB 1,810,978) allocated to warrants were charged to financial costs as incurred during the year ended December 31, 2015, and US$ 4,062,057 (RMB 24,847,192) allocated to the loan were recorded as debt discount as the Group has early adopted ASU 201503 in 2015.

The fair value of the warrants at December 31, 2015 was US$ 10,530,000 (RMB 68,377,608) and the fair value change of US$ 340,000 (RMB 2,096,024) was recorded in the Company’s consolidated statements of operations and comprehensive income. The effective interest rate of the loan was 13.95% per annum. Total interest cost associated with the loan incurred during the year ended December 31, 2015 was US$ 8,017,525 (RMB 49,954,794). The carrying value of the loan as of December 31, 2015 was US$139,453,836 (RMB 905,557,426) due to debt discount amortization of US$ 3,705,892 (RMB 24,064,580).

In September 2016, JinkoSolar Power refinanced and repaid the loan in advance and the warrants were repurchased at the same time. Total interest cost associated with the loan incurred during the year ended December 31, 2016 was US$18,109,126 (RMB119,050,121).

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

Financings associated with the failed sale-lease back transactions are disposed of as part of the disposition of downstream solar project business. Interest costs incurred during the period from January 1, 2016 through the disposition date amounted to RMB142,644,823 was recorded in the discontinued operations (note 3).

23. LONG-TERM PAYABLES

Zhejiang Jinko Finance Leasing Co., Ltd. (“Zhejiang leasing”) was a wholly owned subsidiary of the Company. On November 7, 2016, the Company disposed Zhejiang Leasing with the consideration of RMB183 million (USD26.4 million). The transaction was closed on November 30, 2016. Loss of disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Considerations associated with the transaction have not been collected as of December 31, 2016.

During the year ended December 31, 2015 and 2016, the Company sold certain module equipment (“leased assets”) to Zhejiang Leasing (the “purchaser-lessor”) and simultaneously entered into one or three-year contracts to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contracts, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The accounting was eliminated as intercompany transaction in the consolidated financial statements of the Company in previous periods. Upon the disposition of Zhejiang leasing, the lease is classified as capital lease. In connection with these sale-leaseback transactions, the Company immediately recognized a loss of RMB 13,719,493 in the year ended December 31,2016.

	As of December 31,
	2015	2016
	RMB	RMB

Carrying amount of the equipment sold	-	173,699,493
Cash consideration	-	159,980,000
Loss recognized	-	13,719,493

As of December 31, 2015 and 2016, the net value of the leased assets are:

	As of December 31,
	2015	2016
	RMB	RMB

Equipment	-	159,980,000
Less: accumulated depreciation	-	(11,440,625)
Net Value	-	148,539,375

As of December 31, 2016, future minimum payments required under non-cancellable capital and financing lease are:

Year ending December 31,	RMB
Year ended December 31,
2017	61,379,772
2018	39,341,865
2019	5,033,868
Total minimum lease payments	105,755,505
Less: Amount representing interest	(2,186,207)
Present value of net minimum lease payments	103,569,298
Current portion	59,553,667
Non-current portion	44,015,631

24. EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

		For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Numerator:
Net income from continuing operations	698,142,945	766,539,314	990,235,555
Net income from discontinued operations	28,053,977	93,759,774	1,001,564,260
Total net income	726,196,922	860,299,088	1,991,799,815

Net income from continuing operations	698,142,945	766,539,314	990,235,555
Less: Net loss attributable to non-controlling interests from continuing operations	-	(63,348)	(432,541)
Net income attributable to Jinkosolar’s ordinary shareholders from continuing operations	698,142,945	766,602,662	990,668,096

Net income from discontinued operations	28,053,977	93,759,774	1,001,564,260
Less: Net income attributable to non-controlling interests from discontinued operations	851,167	4,270,460	6,044,451
Less: Accretion to redemption value of redeemable non-controlling interests from discontinued operations	52,320,700	172,340,442	159,477,930
Net income/(loss) attributable to Jinkosolar’s ordinary shareholders from discontinued operations	(25,117,890)	(82,851,128)	836,041,879

Net income attributable to Jinkosolar’s ordinary shareholders from continuing operations	698,142,945	766,602,662	990,668,096
Dilutive effects of Convertible senior notes	(79,967,781)	-	6,142,661
Numerator for diluted income per share for continuing operations	618,175,164	766,602,662	996,810,757

Numerator for diluted income/(loss) per share for discontinued operations	(25,117,890)	(82,851,128)	836,041,879

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	122,980,870	124,618,416	125,870,272
Dilutive effects of share options	3,934,741	3,184,545	2,246,095
Assumed conversion of convertible senior notes	26,870,920	-	2,474,074
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	153,786,531	127,802,961	130,590,441
Continuing operations:
Basic earnings per share attributable to Jinkosolar's ordinary shareholders from continuing operations	5.67	6.15	7.87
Diluted earnings per share attributable to Jinkosolar's ordinary shareholders from continuing operations	4.02	6.00	7.63
Discontinued operations
Basic earnings/(loss) per share attributable to Jinkosolar's ordinary shareholders from discontinued operations	(0.20)	(0.66)	6.64
Diluted earnings/(loss) per share attributable to Jinkosolar's ordinary shareholders from discontinued operations	(0.16)	(0.65)	6.40

As disclosed in Note 8, redeemable non-controlling Interests, JinkoSolar Power issued redeemable convertible preferred shares, which are accounted for as redeemable non-controlling interest and are accreted from the initial carrying value to the ultimate redemption price on the earliest possible redemption date. For the year ended December 31, 2014, 2015 and 2016, accretion of RMB52,320,700, RMB172,340,442 and RMB159,477,930, respectively, for redeemable non-controlling interests was recorded as a charge to decrease net income from discontinued operations to arrive at net income from discontinued operations attributable to JinkoSolar Holding’s ordinary shareholders.

25. EMPLOYEE BENEFITS

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB 281,029,823 and RMB 355,766,607 as of December 31, 2015 and December 31, 2016, respectively.

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

On September 26, 2013, the Ministry of Human Resources and Social Security of the People's Republic of China announced “Regulations on the Declaration and Payment of Social Welfare” (“New Social Security Regulation”), which took effect on November 1, 2013. The New Social Security Regulation clarifies that the local social security authority should issue a notification to the employers who fail to make appropriate contribution of social security and a late-payment penalty charge will only be imposed to employers who fail to pay the outstanding contribution within five days upon the receipt of the notification. However, there were different interpretations of the New Social Security Regulation as to applicability of the penalty charge by different local authorities in difference cities and provinces in late 2013, therefore, the Company performed investigation and legal assessment as well as communicating with relevant local authorities. Legal assessment was completed in late 2014. In the opinion of the management, the probability that the Company would be required to pay late-payment penalty in connection with the unpaid contribution is remote, given that the Company has received certificates from local social security authorities which confirmed that the Company was in compliance with the local social insurance regulations as of December 31, 2014 and that local social security authorities have not issued any notification for payment of outstanding contribution to the Company. Accordingly, the Company did not accrue for late-payment penalty since then.

26. CONVERTIBLE SENIOR NOTES AND CAPPED CALL OPTIONS

2016 Convertible Notes

The Company issued USD 125 million of convertible senior notes on May 17, 2011, which matures on May 15, 2016 (the “2016 Notes). The interest rate is 4% per annum payable semi-annually, in arrears. No accrued interest is to be paid on the 2016 Notes when they are converted.

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

As a result of the depressed market conditions, the Company repurchased 2016 Notes with face value of US$2 million or 1.6% of the Notes at approximately 41% of the face value up to December 31, 2011. There were no repurchase of 2016 Notes in the years ended December 31, 2012, 2013 and 2014. The Company repurchased 2016 Notes with face value of US$22.5 million or 18% of the Notes at approximately 96% of the face value during the year ended December 31, 2015.The Company repurchased the remaining 2016 Notes with face value of US$100.5 million or 80.4% of the Notes at approximately 99% of the face value during the year ended December 31, 2016.

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

As a result of the depressed market conditions, the Company repurchased 2019 Notes with a face value of US$88.9 million or 59.3% of the Notes at approximately 96% of the face value up to during the year ended December 31, 2016.

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

As of December 31, 2014, 2015 and 2016, the estimated fair value of the 2016 Notes amounted to approximately RMB721,541,380, RMB650,916,976 and nil, respectively. The Company recorded foreign exchange loss of RMB3,039,266, RMB44,945,341 and RMB392,924 for the year ended December 31, 2014, 2015 and 2016, respectively. Gain from change in fair value of the 2016 notes was RMB51,983,783 in the year ended December 31, 2014. Loss from change in fair value of convertible senior notes was RMB22,926,918 and RMB5,533,892 in the year ended December 31, 2015 and 2016, respectively. (Note 33).

As of December 31, 2014, 2015 and 2016, the estimated fair value of the 2019 Notes amounted to approximately RMB 818,857,265, RMB856,064,385 and RMB423,739,708, respectively. The Company recorded foreign exchange loss of RMB 2,814,189, RMB51,733,120 and RMB43,055,871 for the year ended December 31, 2014,2015 and 2016, respectively. Gain from change in fair value of the 2019 notes was RMB98,806,924 and RMB14,526,000 in the year ended December 31, 2014 and 2015, respectively. Loss from change in fair value of convertible senior notes was RMB86,482,065 in the year ended December 31, 2016. (Note 33).

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

The fair value of capped call options was RMB21,098,263 and RMB17,490,323 as of December 31, 2014, 2015, respectively. In the second quarter of 2016, the capped call options were expired upon the Company’s repurchase of all the 2016 Notes. We recorded loss of RMB86,689,063, RMB6,170,282 and RMB18,226,535 for the years ended December 31, 2014, 2015 and 2016 in change in fair value of capped call options.

27. REPURCHASE OF ORDINARY SHARES

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

For the year ended December 31, 2012, 173,570 outstanding ADSs (694,280 shares) were repurchased with a total consideration of RMB5,521,130, which is shown as treasury stock. As of December 31, 2015 and 2016, total of 430,800 ADSs (1,723,200 shares) were repurchased but have not been retired with a total consideration of RMB13,875,553 which is shown as treasury stock.

28. ISSUANCE OF ORDINARY SHARES

The Company’s authorized share capital is US$10,000 comprising 500,000,000 ordinary shares with a par value of US$0.00002 each. On January 22, 2014, the Company closed a follow-on public offering of 15,000,000 ordinary shares (3,750,000 ADSs) and received aggregated net proceeds of approximately $126.3million, after deducting discounts and commissions but before offering expenses.

As of December 31, 2015 and 2016 the Company’s issued and outstanding shares were 125,473,930 and 126,733,266, respectively.

29. SHARE BASED COMPENSATION

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

On August 25, 2016, the Company extended the expiration date of 600,000 stock options granted to an officer from October 1, 2016 to September 30, 2017.On September 23, 2016, the Company extended the expiration date of 1,352,840 stock options granted to an officer from October 1, 2016 to October 31, 2017.As a result of this modification, the Company recorded additional share-based compensation expense of RMB1,410,137 for the year ended December 31, 2016.

On November 15, 2016, the Compensation Committee of the Company changed the exercise price of the total 9,472,000 outstanding options under the 2014 Plan from US$5.9275 per share to US$3.2875 per share, and recognized additional share-based compensation expense of RMB 19,545,720 associated with the price modification for the year ended December 31, 2016.

On November 16, 2016, under the 2014 Plan, the Company granted to certain officers to purchase 1,760,000 ordinary shares of the Company at an exercise price of US$3.2875 per share.

A summary of activities under the Company’s share-based compensation plan is as follow:

	Number of option outstanding	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(US$/share)	(in years)	(RMB)
Balance as of January 1, 2016	14,627,422	4.77
Granted	1,760,000	3.29
Exercise	(1,259,336)	2.07
Forfeited	(472,000)	3.19
Balance as of December 31, 2016	14,656,086	3.11	6.47	75,543,554

Vested and expected to vest as of December 31, 2016	10,301,274	3.04	5.66	59,982,288
Vested and exercisable as of December 31, 2016	7,268,086	2.92	4.80	49,148,244

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, US$3.81 (RMB 26.45) per share as of December 31, 2016 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2014, 2015 and 2016 were RMB67,877,828, RMB152,515,116 and RMB81,059,329 respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2014, 2015 and 2016 was RMB28.42, RMB27.73 and RMB17.48 per share, respectively.

A summary of non-vested shares activity under the share-based compensation plan is as follow:

	Number of option outstanding	Weighted-average fair value on grant date (RMB/Share)

Non-vested at January 1, 2016	9,152,000	26.52
Granted	1,760,000	17.48
Vested	(3,244,000)	20.89
Forfeited	(280,000)	24.17
Non-vested at December 31, 2016	7,388,000	14.97

Expected to vest as of December 31, 2016	3,033,188	14.52

The total fair value of shares vested for the years ended December 31, 2014, 2015 and 2016 were RMB20,422,248, RMB67,627,740 and RMB67,773,486, respectively.

The share-based compensation expense of continuing operations for the year ended December 31, 2014, 2015 and 2016 was recorded in the respective items:

	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
Costs of revenues	203,140	118,301	333,338
Selling expenses	6,397,902	23,625,827	15,980,509
General and administrative expenses	34,164,506	81,024,667	67,152,462
Research and development expenses	1,924,447	7,945,590	6,101,390
Total	42,689,995	112,714,385	89,567,699

As of December 31, 2016, the company had 14,656,086 options outstanding. Total share-based compensation cost, determined based on the fair value of the options on the grant dates as well as on the repricing date, if any, applying an estimated forfeiture rate of 10%, amounted to approximately RMB314,315,271 of which the amounts of RMB42,689,995, RMB112,714,385 and RMB89,567,699 was recognized for the year ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, the Company had unrecognized share-based compensation expense RMB57,514,872 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 3.0 years. For the year ended December 31, 2016, total cash received from the exercise of share options was RMB 21,730,663.

The fair value of options grant during the year ended December 31, 2016 is estimated on the date of grant using Black-Scholes model with the following assumptions:

	2014	2015	2016

Expected volatility	93.29%	83.49% - 91.68%	77.72% - 79.56%
Expected dividend yield	0%	0%	0%
Expected terms	6.5	6.5	5.3 - 6.5
Risk-free interest rate	1.93%	1.50% - 1.74%	1.74% - 1.94%
Fair value per option at grant date (RMB)	28.42	25.62 – 35.31	16.94 - 17.93

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

The Company chooses to use the historical volatility for a period equal to the expected term preceding the grant date.

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

On May 4, 2015, JinkoSolar Power granted 8,680,880 share options to its directors, officers and employees, under JinkoSolar Power 2014 Plan to purchase ordinary shares of JinkoSolar Power. The exercise price of the share option is US$3.9166 per share and the term is 10 years from the date of grant. Subject to the individuals’ continued employment with JinkoSolar Power, and only upon the completion of an IPO of JinkoSolar Power, the option shall vest and become exercisable with respect to the vesting schedule as following.

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

The share options have a contractual term of 10 years from the date of grant. The share options shall not become exercisable until JinkoSolar Power’s IPO has occurred prior to the expiry of the contractual option term. The exercise of these options will create non-controlling interest at the parent level. Given the exercise restriction, the recognition of share-based compensation expense is delayed.

The grant date fair value of each option is calculated using a binomial option pricing model by the Company. The fair value of each option grant was estimated on the date of grant with the following assumptions:

2015

Expected volatility	53.56%
Expected dividend yield	0%
Option term	10 years
Risk-free interest rate	2.36%
Expected forfeiture rate (post-vesting)	0% or 10%
Fair value per option at grant date (USD)	1.88-2.01

The Company’s disposition of the downstream solar projects business triggered immediate vesting of the share options pursuant to the terms of the share option agreements. The Company fully recognized share based compensation expense amounted to RMB113,701,932 in the discontinued operations in the year ended December 31, 2016. At the same time, the JinkoSolar Power signed the agreements with its relevant employees to cancel and terminate the Share Options granted irrevocably and unconditionally with no consideration.

30. RELATED PARTY TRANSACTIONS AND BALANCES

(a) Related party balances

Outstanding amounts due from/to related parties as of December 31, 2015 and 2016 were as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable due from Gausu Jintai Electronic Power Company Ltd.("Gansu Jintai")*	60,973,795	-
Accounts receivable from Gansu Heihe Hydropower Industrial Investment LLC. (" Gansu Heihe", in which the Group owns 9% equity interests)	-	44,616
Accounts receivable from Jiangxi Jinko Engineering for sales of solar modules	-	1,414,039,443

Advances to related parties
Advances to ReneSola Ltd.	1,021,128	661,788

Notes receivables from related parties:
Notes receivables from Jiangxi Jinko Engineering for sales of solar modules	-	610,200,000

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	-	68,106
Other receivables from Jiangxi Jinko Engineering for miscellaneous transactions	-	16,704,113
Other receivables from Jiangxi Jinko Engineering for provision of guarantee	-	62,352,655

Other assets from related parties:
Other assets from Jiangxi Jinko Engineering for provision of guarantee	-	173,375,586

Total	61,994,923	2,277,446,307

Accounts payable due to a related party:
Accounts payable due to a subsidiary of ReneSola	12,544	-
Accounts payable due to Jiangxi Desun Energy Co., Ltd. (Desun, an entity in which the Shareholders, each holds more than 10%, and collectively hold 73%, of the equity interest)	1,465,985	-

Advances from related parties
Advances from Jiangxi Jinko Engineering for sales of solar modules	-	60,541,490

Other payables due to a related party:
Other payables to Desun for leasing of land and buildings	4,969,104	7,528,551
Payable of travel reimbursement	23,871	-
Other payables due to Jiangxi Jinko Engineering for payments on behalf of the Company	-	68,505,022

Total	6,471,504	136,575,063

Borrowings due to subsidiaries of China Development Bank**	2,156,500,000	-

Accrued interest due to subsidiaries of China Development Bank**	3,252,783	-

*Gansu Jintai is an affiliated company in which Jiangxi Jinko Engineering owns 28% equity interest after the disposition of the Group’s downstream solar projects business, and it is no longer of the Group’s related party.

** In connection with the issuance of preferred shares by JinkoSolar Power in July 2014, China Development Bank, through its subsidiary, holds 21% equity interests of JinkoSolar Power on an as-if-converted basis. The above borrowings represent borrowings from subsidiaries of China Development Bank. After the disposition of the Group’s downstream solar projects business, China Development Bank is no longer of the Group’s related party.

(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b) Related party transactions

In connection with the Company’s disposal of JinkoSolar Power downstream business in 2016, the Group entered into a master service agreement with Jiangxi Jinko Engineering under which the Group agreed to provide guarantee for Jinko Engineering’s financing obligations under its separate loan agreements. In the event that Jiangxi Jinko Engineering fails to perform its obligations under the loan agreements or otherwise defaults thereunder, the Company will become liable for Jiangxi Jinko Engineering’s obligations under the loan agreements, which amounted to RMB 6.6 billion (US$945.2 million) as of December 31, 2016. The Company will charge Jiangxi Jinko Engineering service fees for the debt payment guarantee service according the master service agreement.

In addition, according to the side agreement signed among the Company, Jiangxi Jinko Engineering and investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power), the investors of Jiangxi Jinko Engineering will have the right to redeem the common shares of Jiangxi Jinko Engineering held by them, and, as a result of a guarantee issued by the Company, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, the Company will become liable for Jiangxi Jinko Engineering’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. The Company will also charge Jiangxi Jinko Engineering service fees for the redemption guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee would be settled semi-annually, and the management of the Company believes the guarantee fee charges are at market rates.

As of December 31, 2016, the Company recorded the guarantee fee income receivable amounted to RMB235,728,241 and a guarantee liability fair value at fair value of RMB226,086,556. The guarantee liability will be amortized over the expected guarantee period in the subsequent reporting periods. Other income from Jiangxi Jinko for the guarantee fee amortized during the period from November to December, 2016 amounted to RMB9,641,685.

For the years ended December 31, 2014, 2015 and 2016, revenues from sales of products and provision of processing services to subsidiaries of ReneSola amounted to RMB557,097, nil and nil, respectively.

For the year ended December 31, 2016, revenues from sales of products to subsidiaries of Gansu Heihe amounted to RMB102,998,133.

After the disposition date of downstream solar project business through December 31, 2016, sales of solar module products to subsidiaries of Jiangxi Jinko Engineering amounted to RMB35,526,817.

For the years ended December 31, 2014, 2015 and 2016, raw materials purchased from a subsidiary of ReneSola amounted to RMB22,977,148, RMB 62,640 and nil, respectively.

For the years ended December 31, 2014, 2015 and 2016, raw materials purchased from a subsidiary of Desun amounted to RMB1,252,979 nil and nil, respectively.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun charged Jiangxi Jinko RMB1,100,304 in rent for each year ended December 31, 2014, 2015 and 2016 respectively.

For the years ended December 31, 2014, 2015 and the period from January 1 2016 through the disposition date of downstream solar project business, borrowings from subsidiaries of China Development Bank amounted to RMB1,002,140,000, RMB 1,210,000,000, RMB 90,000,000, respectively. Repayment of borrowings to subsidiaries of China Development Bank amounted to RMB 4,000,000 and RMB 409,640,000, RMB 82,000,000, respectively. Interest charges in connection with the borrowings from China Development Bank amounted to RMB 52,883,293, RMB 107,011,736, RMB 100,832,419, respectively.

During the years ended December 31, 2015 and 2016, the Shareholders provided guarantees for the Group's several short-term and long-term bank borrowings. As of December 31, 2015 and 2016, the balances of short-term borrowings guaranteed by the Shareholders were RMB177,994,478 and RMB nil, respectively. As of December 31, 2015 and 2016, the balances of long-term borrowings guaranteed by the Shareholders were nil and nil, respectively (Note 22).

The Company entered into a RMB90,000,000 loan agreement with a domestic bank in 2016 which was collateralized on Desun's equipment and land use right amounted to RMB 25,473,000 and the Group’s certain building and equipment. .

The Company entered into a RMB76,307,000 loan agreement with Pingan Bank in 2016 which was collateralized on the RMB80,000,000 bank deposit owned by Shanghai JinkoSolar PV Electricity Co., Ltd, a subsidiary of Jiangxi Jinko Engineering.

31. CERTAIN RISKS AND CONCENTRATION

a)      Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2015 and 2016, substantially all of the Group's cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

b)      Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2016, 61.5% of the Group's revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

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

There is no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2015 and 2016, respectively:

d)      Interest rate

The Group's main interest rate exposure relates to long-term borrowings. The Group does not hedge against interest rate. Any increase in interest rates would increase the Group's finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

32. COMMITMENTS AND CONTINGENCIES

(a) Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights from Desun, under a non-cancelable operating lease expiring in January 2018. In addition, the Group also leased office buildings for its offices under non-cancelable operating lease from third parties.

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2017	43,825,570
2018	18,637,336
2019	6,776,200
2020	2,777,707
2021	2,400,000
Thereafter	12,000,000
Total	86,416,813

Rental expense under all operating leases were RMB11,379,778, RMB14,375,422 and RMB20,574,072 for the years ended December 31, 2014, 2015 and 2016, respectively.

(b) Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB878,794,179 as of December 31, 2016.

Year ending December 31,	RMB
2017	783,540,388
2018	92,543,074
Thereafter	2,710,717
Total	878,794,179

(c) Contingencies

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. In December, 2015, Jiangxi Jinko made an alternation of the claim under which Jiangxi Jinko requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January, 2016, Wuxi Zhongcai also changed the plea, in which Wuxi Zhongcai claimed for the liquidated damages amounting to approximately RMB102 million, the losses suffered from the termination of the agreement in the amount of RMB 150 million and rejected the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko The above two lawsuits are pending before the Shanghai High People’s court as of the date of this annual report. The Company is unable to reliably estimate the probability of prevailing in the case and the scope of any liabilities.

During the period from 2010 to 2011, Jiangxi Jinko and Zhejiang Qin Ye Construction Group Co., Ltd. (“Zhejiang Qin Ye”) entered into several agreements for the construction projects. In January 10, 2014, Jiangxi Jinko sued Zhejiang Qin Ye for breach of contract due to the commercial bribery conducted by the employee of Zhejiang Qin Ye, the liquidated damages of which is amounting to RMB22.3 million. In May 5, 2015, Zhejiang Qin Ye sued Jiangxi Jinko, claiming for the unpaid contract price in the amount of approximately RMB23.1 million. As of the date of this annual report, the above two lawsuits are still pending for judgment.

(d) Guarantees

Upon the disposition of Jiangxi Jinko Engineering, the Company provided the loan guarantee and redemption guarantee to Jiangxi Jinko Engineering (note 3 & note 30).

33. FAIR VALUE MEASUREMENTS

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

Fair value change in forward contracts and call spread

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD10 million, and GBP3 million as of December 31, 2016. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

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

The call spread option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income. As of December 31, 2015, the fair value of the call spread option was RMB 7,277,406 which was recorded as derivative assets under Prepayments and Other Current Assets (Note 13). The fair value change was a loss of RMB 370,437 for the year ended December 31, 2015.

Derivative assets as of December 31,2015 represented the foreign exchange call spread option purchased in 2015. The call spread option matured in the fourth quarter of 2016 and the Company recognised the gain of RMB4.9 million.

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

Rate Cap Derivative

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its overseas power station business operation and expansion, the Company’s operating subsidiaries located in Mexico will obtain long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate cap contract in 2016 to fix the interest rate as a fixed rate payer. The rate cap is a derivative which needs to be fair valued at each reporting period end. The fair value gain or loss arising from the remeasurement is recognized in the consolidated statements of operations and comprehensive income. As of December 31, 2016, the fair value of the rate cap was RMB10,364,075, which was recorded as a derivative liability. The fair value change was a loss of RMB10,364,075 for the year ended December 31, 2016.

Recurring change in fair value

As of December 31, 2014, 2015 and 2016, information about the hierarchy of the fair value measurements for the Company's assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2014	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Foreign exchange forward contracts	47,712,744	-	47,712,744	-
Capped call options	21,098,263	-	-	21,098,263
Available-for-sale investment	20,875,725	-	-	20,875,725

Liabilities:
Foreign exchange forward contracts	30,901,012	-	30,901,012	-
Convertible senior notes	1,540,398,645	-	-	1,540,398,645

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2015	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Call spread option	7,277,406	-	-	7,277,406
Foreign exchange forward contracts	7,038,537	-	7,038,537	-
Capped call options	17,490,323	-	-	17,490,323

Liabilities:
Foreign exchange forward contracts	4,295,737	-	4,295,737	-
Convertible senior notes	1,506,981,361	-	-	1,506,981,361
Warrant liability	68,377,608	-	-	68,377,608

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2016	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Guarantee receivables	235,728,241	-	-	235,728,241
Foreign exchange forward contracts	640,876	-	640,876	-

Liabilities:
Convertible senior notes	423,739,708	-	-	423,739,708
Guarantee liabilities	226,086,556	-	-	226,086,556
Rate cap derivative	10,364,075	-	-	10,364,075

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2014, 2015 and 2016 were as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at January 1,	770,485,897	1,540,398,645	1,506,981,361
Issuance of convertible senior notes	914,850,000	-	-
Foreign exchange (gain)/loss	5,853,455	96,678,461	43,448,795
Change in fair value of convertible senior notes	(150,790,707)	8,400,918	92,015,957
Repurchase of convertible senior notes	-	(138,496,663)	(1,218,706,405)
Balance at December 31,	1,540,398,645	1,506,981,361	423,739,708

A summary of changes in Level 3 fair value of capped call options for the year ended December 31, 2014, 2015 and 2016 were as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at January 1,	107,223,601	21,098,263	17,490,323
Foreign exchange (gain)/loss	563,725	2,562,342	736,212
Change in fair value of capped call options	(86,689,063)	(6,170,282)	(18,226,535)
Balance at December 31,	21,098,263	17,490,323	-

The capped call options were expired upon the full repurchase of 2016 Notes in 2016 (note 26).

A summary of changes in Level 3 fair value of available-for-sale investment for the year ended December 31, 2014, 2015 and 2016 were as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at January 1,	30,117,797	20,875,725	-
Receipt of available-for-sale investment	-	-	-
Foreign exchange gain/(loss)	(3,446,112)	-	-
Change in fair value of available-for-sale investment	(5,795,960)	-	-
Transfer to receivable (Note 2 (h))	-	(20,875,725)	-
Balance at December 31,	20,875,725	-	-

A summary of changes in Level 3 fair value of call spread options for the year ended December 31, 2014, 2015, 2016 was as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at January 1,	-	-	7,277,406
Purchase of call spread option	-	7,647,843	4,761,603
Change in fair value of call spread	-	(370,437)	-
Exercise of call spread options	-	-	(12,039,009)
Balance at December 31,	-	7,277,406	-

A summary of changes in Level 3 fair value of warrant liability for the year ended December 31 2016 were as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at January 1,	-	-	68,377,608
Issuance of warrant liability	-	62,331,211	-
Exchange loss on warrant liability	-	3,950,373	2,256,314
Change in fair value of warrant liability	-	2,096,024	(34,937,341)
Repurchase of warrant liability	-	-	(35,696,581)
Balance at December 31,	-	68,377,608	-

A summary of changes in Level 3 fair value of rap cap derivative for the year ended December 31 2016 were as follows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at January 1,	-	-	-
Change in fair value of rate cap derivative	-	-	10,364,075
Balance at December 31,	-	-	10,364,075

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	Type of derivatives
For the year ended	Foreign exchange forward contracts		Call spread	Rate cap	Capped call	Warrant
December 31,	Realized	Unrealized	options	derivative	options	liability	Total
(In RMB)
2014	15,553,224	(16,267,966)	-	-	(86,689,063)	-	(87,403,805)
2015	71,000,875	(14,068,932)	(370,437)	-	(6,170,282)	(2,096,024)	48,295,200
2016	(53,202,660)	640,876	-	(10,364,075)	(18,226,535)	34,937,341	(46,215,053)

Non-recurring change in fair value

As of December 31, 2014

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2014	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	3,101,795,172	-	-	3,101,795,172	6,217,151

As of December 31, 2015

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2015	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	3,766,435,564	-	-	3,766,435,564	-

As of December 31, 2016

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2016	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	4,738,681,353	-	-	4,738,681,353	125,524,021

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10, long-lived assets held and used with a carrying amount of RMB6,217,157, nil and RMB125,524,021 as of December 31, 2014, 2015 and 2016 were written down to their fair value of zero, resulting in an impairment charge of 6,217,151, nil and RMB125,524,021 for the year ended December 31, 2014, 2015 and 2016, respectively, which was calculated based on Level 3 Inputs and included in earnings for the respective years.

34. RESTRICTED NET ASSETS

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

In July 2014, Jiangxi Jinko Engineering entered into agreements with certain investors for the issuance of redeemable convertible preferred shares to such investors. Pursuant to the investment agreements, Jiangxi Jinko Engineering shall use all of the proceeds from the issuance of redeemable convertible preferred shares for the sole purpose of funding Jiangxi Jinko Engineering and its subsidiaries’ construction, commissioning and operations of new solar power projects in the PRC and no proceeds shall be used for any existing projects prior to the preferred share issuance. The redeemable convertible preferred shares were repurchased in conjunction with the disposal of downstream solar project business in the fourth quarter of 2016 (note 8).

The Group’s net assets subject to the above restrictions were RMB4,188,460,756, representing, 65 % of the Company’s total consolidated net assets as of December 31, 2016.

35. SUBSEQUENT EVENTS

In February 2017, the Company completed the repurchase of the 2019 Notes with a face value of US$61,074,000. After the repurchase, the outstanding face value of the 2019 Notes amounted to US$10,000.

36. ADDITIONAL INFORMATION – CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

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

As disclosed in Note 30b. the Company provided guarantee for redemption of series A preferred shares issued by JinkoSolar Power.

Except for the guarantees as disclosed in Note 30b, the Company did not have any other significant contingency, commitment, or off balance sheet long term obligation as of December 31, 2015 and 2016.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	For the year ended December 31
	2014	2015	2016
	RMB	RMB	RMB	USD
				(Note 2 (an))
Net revenue	-	-	-	-
Cost of revenues	-	-	-	-

Gross profit	-	-	-	-

Total operating expenses	(12,422,770)	(11,992,992)	(9,937,095)	(1,431,239)

Loss from operations	(12,422,770)	(11,992,992)	(9,937,095)	(1,431,239)

Convertible senior notes issuance costs	(26,052,881)	-	-	-
Share of income from subsidiaries and affiliates	610,091,593	692,117,271	1,949,659,745	280,809,412
Interest income, net	27,261,325	26,434,242	4,089,083	588,950
Exchange gain/(loss)	10,046,144	(8,235,787)	(10,073,699)	(1,450,914)
Change in fair value of convertible senior notes and capped call option	64,101,644	(14,571,200)	(110,242,492)	(15,878,222)
Other income	-	-	3,214,433	462,974
Income before income taxes	673,025,055	683,751,534	1,826,709,975	263,100,961
Income tax expenses	-	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	673,025,055	683,751,534	1,826,709,975	263,100,961

Condensed balance sheets:

	December 31, 2015	December 31, 2016
	RMB	RMB	USD
			(Note 2 (an))
ASSETS
Current assets:
Cash and cash equivalent	55,685,082	4,815,606	693,592
Due from subsidiaries	353,584,018	892,393,364	128,531,379
Other current assets	11,910,526	12,231,081	1,761,642
Capped call option	17,490,323	-	-
Total current assets	438,669,949	909,440,051	130,986,613
Investments in subsidiaries	4,249,348,844	6,403,914,947	922,355,602
Due from subsidiaries-non current	1,228,006,309	-	-
Total assets	5,916,025,102	7,313,354,998	1,053,342,215

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	62,633,444	415,199,410	59,801,154
Other current liabilities	24,542,051	13,706,994	1,974,218
Convertible senior notes-current	650,916,976	423,739,708	61,031,212
Total current liabilities	738,092,471	852,646,112	122,806,584
Convertible senior notes	856,064,385	-	-
Total liabilities	1,594,156,856	852,646,112	122,806,584

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 125,473,930 and 126,733,266 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	17,711	17,881	2,575
Additional paid-in capital	2,924,336,179	3,145,262,253	453,011,991
Accumulated other comprehensive income	12,582,041	104,784,173	15,092,060
Treasury stock, at cost: 1,723,200 shares of ordinary shares as of December 31, 2015 and 2016, respectively	(13,875,553)	(13,875,553)	(1,998,495)
Retained earnings	1,398,807,868	3,224,520,132	464,427,500
Total shareholders' equity	4,321,868,246	6,460,708,886	930,535,631

Total liabilities and shareholders' equity	5,916,025,102	7,313,354,998	1,053,342,215

The balance due from subsidiaries represented the expenses paid on behalf by the Company for its subsidiaries.

Other current assets mainly represented the prepaid insurance premium, prepaid rent and other miscellaneous expenses.

The balance due to subsidiaries represented the professional service fees paid by Jiangxi Jinko.

Other current liabilities represented accrual for unpaid professional service fees.

Condensed statements of cash flows:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	USD
				(Note2(an))
Cash flows from operating activities:
Net income	673,025,055	683,751,534	1,826,709,975	263,100,961
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	-	-	-	-
Change in fair value of convertible senior notes	(150,790,707)	8,400,918	92,015,957	13,253,054
Change in fair value of capped call option	86,689,063	6,170,282	18,226,535	2,625,167
Share of loss from subsidiaries	(610,091,593)	(692,117,271)	(1,949,659,745)	(280,809,412)
Convertible senior notes issuance cost	26,052,881	-	-	-
Exchange (gain)/loss	(10,046,144)	8,235,787	10,073,699	1,450,914
Changes in operating assets and liabilities:
(Increase)/decrease in due from subsidiaries	(572,172,865)	104,043,486	809,466,119	116,587,371
Decrease/(increase) in other current assets	299,752	(1,080,514)	(4,394,605)	(632,955)
Increase/(Decrease) in due to a subsidiary	26,234,900	21,721,556	352,565,966	50,780,061
(Decrease)/increase in other current liabilities	16,276,144	316,410	(10,835,057)	(1,560,573)
Net cash (used in)/provided by operating activities	(514,523,514)	139,442,188	1,144,168,844	164,794,588

Cash flows from investing activities:
Investments in subsidiaries	(1,141,190,434)	(5,620,197)	-	-
Net cash used in investing activities	(1,141,190,434)	(5,620,197)	-	-

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	770,201,158	-	-	-
Proceeds from exercise of share options	14,528,109	7,613,965	21,730,663	3,129,866
Proceeds from issuance of convertible senior notes	888,797,119	-	-	—
Repurchase of convertible senior notes		(113,025,510)	(1,218,706,405)	(175,530,233)
Cash paid for capped call option	-	-	-	—
Prepayment for share repurchase	-	-	-	-
Repurchase of common stock	-	-	-	-
Net cash provided by/(used in) financing activities	1,673,526,386	(105,411,545)	(1,196,975,742)	(172,400,367)
				-
Effect of foreign exchange rate changes on cash and cash equivalents	(94,929)	2,227,375	1,937,422	279,051

Net (decrease)/increase in cash and cash equivalents	17,717,509	30,637,821	(50,869,476)	(7,326,728)
Cash and cash equivalents, beginning of year	7,329,752	25,047,261	55,685,082	8,020,320

Cash and cash equivalents, end of year	25,047,261	55,685,082	4,815,606	693,592

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	226,952	10,210,003	6,135,783	883,737
Payment of issuance cost for follow-on offering in subsequent period	2,328,174	-	-	-

