Form 20-F
period 2017-12-31
JinkoSolar Holding Co., Ltd.
filed 2018-04-24
CIK 1481513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from          to

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

132,146,074 ordinary shares, excluding 4,524,544 ADSs representing 18,098,176 ordinary shares reserved for future grants under our share incentive plans and follow-on offering, and 1,723,200 ordinary shares as treasury stock, as of December 31, 2017.

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

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U S GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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

-i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “JinkoSolar” refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;

•	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated;

•	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;

•	“2015”, “2016” and “2017” refers to our fiscal years ended December 31, 2015, 2016 and 2017, respectively;

•	“ADSs” refers to our American depositary shares, and “ADRs” refers to the American depositary receipts evidencing our ADSs;

•	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards;

•	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC61215:2005 and IEC61730-2:2004 standards;

•	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;

•	“EPC” refers to engineering, procurement and construction;

•	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;

•	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;

•	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;

•	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;

•	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC61215:2005, IEC61730-1:2004 and IEC61730-2:2004 standards;

•	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;

•	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•	“Jiangxi Jinko Engineering” refers to Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries, and its subsidiaries;

•	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;

•	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;

•	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;

•	“JPY” refers to Japanese Yen;

•	“kV” refers to kilovolts;

•	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above

•	“kWh” refers to kilowatt hour(s);

•	“local grid companies” refers to the subsidiaries of the State Grid in China;

•	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;

•	“NEA” refers to the National Energy Administration in China;

•	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;

•	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;

•	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	“PV” refers to photovoltaic;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;

•	“State Grid” refers to State Grid Corporation of China and the local grid companies;

•	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;

•	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;

•	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts; and

3

•	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2015, 2016 and 2017 and as of December 31, 2016 and 2017.

4

Part I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of comprehensive income/(loss) from continuing operations data for the years ended December 31, 2015, 2016 and 2017 and the selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive income/(loss) from continuing operations data for the year ended December 31, 2014, and the selected consolidated balance sheets data as of December 31, 2015 are derived from our audited financial statements not included in this annual report, after giving effect to the reclassification of deferred tax assets and deferred tax liabilities on adoption of ASU 2015-17, “Income Tax(Topic 740): Balance sheet Classification of Deferred Taxes. The selected consolidated statements of comprehensive income/(loss) from continuing operations data for the year ended December 31, 2013 and the selected consolidated balance sheets data as of December 31, 2013 and 2014 are derived from our unaudited financial statements and reflect the impact of retrospective adjustments for our disposition of Jiangxi Jinko Engineering, which has been classified as discontinued operations and balance sheet reclassification of deferred tax assets and deferred tax liabilities on adoption of ASU 2015-17, “Income Tax (Topic 740): Balance Sheet Classification of Deferred Taxes.” The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods.

	2013	2014	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations Data:
Continuing operations:
Revenues	6,465,937.9	9,740,876.5	15,454,374.4	21,400,638.1	26,472,943.5	4,068,816.9
Cost of revenues	(5,095,392.3)	(7,643,687.8)	(12,522,913.8)	(17,531,299.2)	(23,481,375.1)	(3,609,021.3)
Gross profit	1,370,545.6	2,097,188.7	2,931,460.6	3,869,338.9	2,991,568.4	459,795.6
Total operating expenses	(761,124.7)	(1,253,134.6)	(1,809,655.4)	(2,520,235.7)	(2,666,306.2)	(409,803.8)
Income from operations	609,420.9	844,054.1	1,121,805.2	1,349,103.2	325,262.2	49,991.9
Interest expenses, net	(205,213.0)	(226,342.6)	(311,018.6)	(359,296.3)	(245,529.6)	(37,737.2)
Convertible senior notes issuance costs	-	(26,052.9)	-	-	-	-
Subsidy income	7,583.1	48,829.6	101,873.6	168,646.6	147,916.8	22,734.4
Exchange (loss)/ gain	(39,585.2)	(139,566.6)	(86,517.7)	208,811.4	(114,344.6)	(17,574.4)
Other income/(expense), net	6,871.7	(1,558.6)	1,036.3	8,768.4	59,646.9	9,167.6
Investment income	-	-	-	4,902.5	-	-
Gain on disposal of subsidiaries	-	-	-	5,017.9	257.1	39.5
Change in fair value of forward contracts	48,390.4	(714.7)	56,931.9	(52,561.8)	(8,211.4)	(1,262.1)

5

	2013	2014	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Change in fair value of call spread options	-	-	(370.4)	-	-	-
Change in fair value of derivative liability	-	-	(2,096.0)	24,573.3	(16,122.3)	(2,478.0)
Change in fair value of convertible senior notes and capped call options	(212,906.6)	64,101.7	(14,571.2)	(110,242.6)	-	-
Income from continuing operations before income taxes	214,561.3	562,750.0	867,073.1	1,247,722.6	148,875.0	22.881.7
Income tax (expense)/benefit	(18,532.4)	135,392.9	(100,533.8)	(257,487.0)	(4,628.0)	(711.3)
Equity in loss of affiliated companies	-	-	-	-	(2,055.7)	(316.0)
Income from continuing operations, net of tax	196,028.9	698,142.9	766,539.3	990,235.6	142,919.4	21,854.4
Discontinued operations
Gain on disposal of discontinued operations before income taxes	-	-	-	1,007,884.1	-	-
Income/(loss) from discontinued operations before income taxes	(6,537.0)	29,112.9	105,089.6	48,146.2	-	-
Income tax expense, net	-	(1,058.9)	(11,329.8)	(54,466.1)	-	-
Income/(loss) from discontinued operations, net of tax	(6,537.0)	28,054.0	93,759.8	1,001,564.2	-	-
Net income	189,491.9	726,196.9	860,299.1	1,991,799.8	142,191.4	21,854.4
Less: Net income/(loss) attributable to non-controlling interests from continuing operations	-	-	(63.3)	(432.5)	485.7	74.6
Less: Net income attributable to non-controlling interests from discontinued operations	1,480.1	851.2	4,270.5	6,044.5	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	-	52,320.7	172,340.4	159,477.9	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	188,011.8	673,025.1	683,751.5	1,826,710.0	141,705.7	21,779.8
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from continuing operations
Basic	2.09	5.67	6.15	7.87	1.10	0.17
Diluted	2.04	4.02	6.00	7.63	1.08	0.17
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from continuing operations

6

	2013	2014	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Basic	8.36	22.68	24.60	31.48	4.40	0.68
Diluted	8.16	16.08	24.00	30.52	4.32	0.68
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from discontinued operations
Basic	(0.09)	(0.20)	(0.66)	6.64	-	-
Diluted	(0.08)	(0.16)	(0.65)	6.40	-	-
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from discontinued operations
Basic	(0.36)	(0.80)	(2.64)	26.56	-	-
Diluted	(0.32)	(0.64)	(2.60)	25.60	-	-

Weighted average ordinary shares outstanding
Basic	94,018,394	122,980,870	124,618,416	125,870,272	128,944,330	128,944,330
Diluted	96,035,985	153,786,531	127,802,961	130,590,441	131,687,230	131,687,230
Weighted average ADS outstanding
Basic	23,504,560	30,745,218	31,154,604	31,467,568	32,236,083	32,236,083
Diluted	24,008,996	38,446,633	31,950,740	32,647,610	32,921,808	32,921,808

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2013	2014	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	400,583.8	1,316,175.7	2,392,591.1	2,501,417.5	1,928,302.8	296,374.7
Restricted cash	398,299.7	517,055.4	555,723.9	318,784.9	833,072.0	128,040.8
Restricted short-term investments	729,593.3	1,134,362.9	1,160,518.1	3,333,450.4	3,237,772.9	497,636.6
Short-term investments	-	112,000.0	29,427.1	71,301.1	2,684.5	412.6
Account receivable, net – related parties	284,142.0	174,533.98	60,973.8	1,414,084.1	2,113,042.1	324,768.6
Accounts receivable, net – third parties	1,591,022.5	2,947,680.1	2,690,519.0	4,753,715.3	4,497,634.5	691,273.8
Notes receivable – related parties	42,900.0	-	-	610,200.0	-	-
Notes receivable, net – third parties	233,886.4	70,080.6	515,441.9	915,314.8	571,231.8	87,796.7
Advances to suppliers, net – related parties	-	1,183.8	1,021.1	661.8	-	-
Advances to suppliers, net – third parties	68,986.0	80,922.3	251,389.9	325,766.3	397,076.2	61,029.5
Inventories, net	708,679.0	1,891,148.1	3,203,325.0	4,473,514.7	4,273,730.0	656,860.3
Total current assets	5,342,722.6	10,407,319.6	22,494,804.1	19,695,296.4	19,607,856.4	3,013,672.3
Project assets	-	-	-	55,063.5	473,731.2	72,811.2
Property, plant and equipment, net	3,061,606.8	2,968,484.7	3,766,435.6	4,738,681.4	6,680,187.2	1,026,726.0
Land use rights, net	359,084.9	371,932.2	349,914.1	450,940.6	443,269.2	68,129.2
Total assets	10,611,225.1	19,087,636.4	27,144,548.5	26,090,639.8	28,636,404.7	4,401,334.8
Accounts payable – related parties	2,468.4	1,478.5	1,478.5	-	5,328.9	819.0
Accounts payable – third parties	1,764,812.9	2,402,625.3	3,783,304.9	4,290,070.5	4,658,202.1	715,952.6

	As of December 31,
	2013	2014	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Notes payable – third parties	1,212,994.1	1,653,082.7	1,924,495.8	4,796,766.3	5,672,496.6	871,846.8
Accrued payroll and welfare expenses	237,012.3	304,601.8	454,210.9	582,275.7	721,380.1	110,874.1
Advance from related parties	-	-	-	60,541.5	37,399.9	5,748.3
Advance from third parties	147,583.3	423,028.7	1,299,491.4	1,376,919.5	748,958.8	115,112.9
Bonds payable and accrued interests	66,725.8	66,725.8	866,725.8	-	10,256.6	1,576.4
Short-term borrowings (including current portion of long-term borrowings)	1,970,593.9	2,547,366.5	2,589,864.1	5,488,629.0	6,204,440.3	953,605.0
Total current liabilities	7,237,114.3	10,523,364.6	18,622,441.9	18,362,656.9	19,962,416.9	3,068,167.3
Long-term borrowings	8,000.0	8,000.0	1,308,679.8	488,519.6	379,788.9	58,372.5
Convertible senior notes	-	1,540,398.6	856,064.4	-	65.3	10.0
Total liabilities	8,590,611.5	14,119,231.9	21,184,825.5	19,630,426.8	21,947,141.6	3,373,213.9
Redeemable non-controlling interests	-	1,435,585.3	1,607,925.7	-	-	-
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	2,009,742.8	3,507,097.3	4,321,868.2	6,460,708.9	6,689,273.3	1,028,122.5
Non-controlling interests	10,870.8	25,721.9	29,929.0	(495.9)	(10.2)	(1.6)
Total liabilities, redeemable non-controlling interests and shareholders’ equity	10,611,225.1	19,087,636.4	27,144,548.5	26,090,639.8	28,636,404.7	4,401,334.8
Outstanding shares as of the year end	108,051,630	124,292,030	125,473,930	126,733,266	132,146,074	132,146,074

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 29, 2017. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 20, 2018, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
September	6.6533	6.5690	6.6591	6.4773
October	6.6328	6.6254	6.6533	6.5712

Period	Period End	Average(1)	Low	High
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

The rate and extent of market acceptance for solar power depends on the availability of government subsidies and the cost-effectiveness, performance and reliability of solar power relative to conventional and other renewable energy sources. Changes in government policies towards solar power and advancements in PV, technologies could significantly affect the demand for solar power products.

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly cut down. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. Meanwhile, in the United States, another major solar market of ours, the solar PV projects faced great uncertainties under the administration of U.S. President Donald Trump because it is believed that his administration favors traditional energy industries. Despite the significant decrease in demand, the global solar module production capacity still increased by over 20%, from December 31, 2016 to December 31, 2017, which further intensified competition over pricing. Consequently, the average selling price of our solar modules, which represented 96.9% of our total revenue in 2017, decreased from RMB3.57 per watt for 2015 to RMB3.33 per watt for 2016, and further decreased to RMB2.62 per watt (US$0.38 per watt) for 2017. Our gross margin decreased from 18.1% in 2016 to 11.3% in 2017, primarily due to continued declines in the average selling price of solar modules. We believe that the conditions that contributed to a lower gross margin in 2017 have persisted and the prices of polysilicon have remained relatively high in the fourth quarter of 2017. In 2018, the price of polysilicon has decreased and we believe our gross margin will improve in the near future.

Any reduction in the price of solar modules will have a negative impact on our business and results of operations, including our margins. As a result, we may not continue to be profitable on a quarterly or annual basis. For example, we experienced net losses in each quarter from the fourth quarter of 2011 to the first quarter of 2013. In addition, if demand for solar power products weakens in the future, our business and results of operations may be materially and adversely affected.

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

We received government grants totaling RMB103.6 million, RMB168.6 million and RMB147.9 million (US$22.7 million) for 2015, 2016 and 2017, respectively, which included government grants for our production scale expansion, technology upgrades, export market development and solar power project development. We cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all.

As a substantial part of our operations are in the PRC, the policies and regulations adopted by the PRC government towards the solar energy industry are important to the continuing success of our business. Although regulatory support for solar power generation such as subsidies, preferential tax treatment and other economic incentives has increased in recent years, future government policies may not be as supportive. The PRC central government may reduce or eliminate existing incentive programs for economic, political, financial or other reasons. In addition, the provincial or local governments may delay the implementation or fail to fully implement central government regulations, policies or initiatives. We disposed of our downstream solar power project business in the PRC in November 2016, which relied more heavily on governmental support. However, until the solar energy industry becomes commercially profitable without subsidies, a significant reduction in the scope or the discontinuation of government incentive programs in the PRC or other jurisdictions could materially adversely affect market demand for our products and negatively impact our revenue and profitability.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain and Canada. The German market represents a major portion of the world’s solar market due in large part to government policies that established high FIT rates. However, since 2010, the German government has introduced legislation to reduce the FIT program due to the strong growth of its domestic solar market. In 2009, the Spanish government continued reductions in the FIT as a result of its government’s spending cut backs, which resulted in a weakened solar market. In 2010, Italy also announced annual reductions to FIT beginning in 2011 in an effort to impede overheating of its solar market. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2017, the Japanese government cut down its FIT from 40 Yen to 28 Yen for projects below 10KW and from 42 Yen to 21 Yen for projects above 10 KW.

In 2017, we generated 62.8% of our total revenue from overseas markets, and the United States, Mexico and Brazil, our three largest export markets, represented 15.3%, 10.4% and 5.1% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

We are exposed to significant guarantee liabilities and if the debtors default, our financial position would be materially and adversely affected.

In connection with our disposal of Jiangxi Jinko Engineering — a downstream business in 2016, we entered into a master service agreement with Jiangxi Jinko Engineering, where we agreed to provide a guarantee for Jiangxi Jinko Engineering’s financing obligations under certain of its loan agreements, which amounted to RMB5.84 billion (US$897.8 million) as of December 31, 2017, for a three-year period starting from October 2016. In addition, we give guarantees to certain of our related parties. As of December 31, 2017, we had guarantee liabilities to related parties of RMB148.2 million (US$22.8 million). In the event that Jiangxi Jinko Engineering or the relevant related parties (as the case may be) fail to perform their respective obligations or otherwise default under the relevant loan agreements or other contracts, we will become liable for their respective obligations under those loan agreements or other contracts, which could materially and adversely affect our financial condition.

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

We had negative working capital as of December 31, 2017. Our management believes that our cash position as of December 31, 2017, the cash expected to be generated from operations, net proceeds of US$71.1 million from our follow-on offering closed in February 2018, and funds available from borrowings under our bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from April 24, 2018, the date of issuance of our consolidated financial statements for 2017 included in this annual report.

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

Our average module selling price decreased from RMB3.57 per watt for 2015, to RMB3.33 per watt for 2016, and further decreased to RMB2.62 per watt (US$0.38 per watt) for 2017. Continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar cells and modules, including our products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices, or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our ability to expand our business abroad may be restricted.

We commenced export sales in May 2008 when we exported a small portion of our products to Hong Kong, and have since continued to increase export sales. In 2015, 2016 and 2017, we generated 62.7%, 61.5%, and 62.8%, respectively, of our total revenue from export sales. We also have manufacturing facilities in Portugal and Malaysia. As our global expansion strategies continue to evolve and in order to stay cost efficient, we have decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa in the fourth quarter of 2017. In January 2018, we entered into a major supply agreement with NextEra Energy, Inc., or NextEra. Under such master agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over approximately four years. In conjunction with this agreement, we are opening our first U.S. factory in Jacksonville, Florida, which is expected to commence production in the third quarter of 2018 and reach full production capacity in the first half of 2019. We plan to continue to increase manufacturing and sales outside China and expand our customer base overseas.

The manufacturing, marketing, distribution and sale of our products internationally, as well as the construction and operation of our manufacturing facilities outside of China may expose us to a number of risks, including those associated with:

•	fluctuations in currency exchange rates;

•	costs associated with understanding local markets and trends;

•	costs associated with establishment of overseas manufacturing facilities;

•	marketing and distribution costs;

•	customer services and support costs;

•	risk management and internal control structures for our overseas operations;

•	compliance with the different commercial, operational, environmental and legal requirements;

•	obtaining or maintaining certifications for production, marketing, distribution and sales of our products or, if applicable, services;

•	maintaining our reputation as an environmentally friendly enterprise for our products or services;

•	obtaining, maintaining or enforcing intellectual property rights;

•	changes in prevailing economic conditions and regulatory requirements;

•	transportation and freight costs;

•	employing and retaining manufacturing, technology, sales and other personnel who are knowledgeable about, and can function effectively in, overseas markets;

•	trade barriers such as trade remedies, which could increase the prices of the raw materials for our solar products, and export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•	challenges due to our unfamiliarity with local laws, regulation and policies, our absence of significant operating experience in local market, increased cost associated with establishment of overseas operations and maintaining a multi-national organizational structure; and

•	other various risks that are beyond our control.

Our manufacturing capacity outside China requires us to comply with different laws and regulations, including national and local regulations relating to production, environmental protection, employment and the other related matters. Due to our limited experience in doing business in the overseas markets, we are unfamiliar with local laws, regulation and policies. Our failure to obtain the required approvals, permits, licenses, filings or to comply with the conditions associated therewith could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, or even criminal penalties, which could have a material adverse effect on our business, financial condition and results of operations.

As we enter into new markets in different jurisdictions, we will face different business environments and industry conditions, and we may spend substantial resources familiarizing ourselves with the new environment and conditions. To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social and political conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations. For instance, the construction of our planned manufacturing facility in the United States will expose us to varies risks, including, among others, failure to obtain the required approvals, permits or licenses, or to comply with the conditions associated therewith, failure to procure economic incentives or financing on satisfactory terms, and failure to procure construction materials, production equipment and qualified personnel for the manufacturing facility in a timely and cost-effective manner. Any of these events may delay the construction of this manufacturing facility or increase the related costs, or impair our ability to run our operations in the future on a cost effective basis, which could in turn have a material adverse effect on our business and results of operations. For instance, we plan to ship products from our planned manufacturing facility in the United States to satisfy our supply obligation under a master solar module supply agreement (the “Master Agreement”), which we signed with a U.S. counterparty in January 2018, and other supply obligations for other customers located in the United States. Under the Master Agreement, we have agreed to provide around 1.75 GW of high efficiency solar modules over approximately three years. If we fail to construct and ramp up the facility in time or as planned, we may need to ship products from other manufacturing facilities located outside of the United States, which may be subject to the tariff due to the Section 201 Investigation, the anti-dumping and countervailing duties imposed by the U.S. government and any other trade restrictions.

We are subject to anti-dumping and countervailing duties imposed by the U.S. government and the European Union. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.

Our direct sales to the U.S. market accounted for 26.8%, 36.0%, and 15.3% of our total revenues in 2015, 2016 and 2017, respectively. In 2011, SolarWorld Industries America Inc., a solar panel manufacturing companies in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of CSPV cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the antidumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into the United States of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us were 13.94% (for antidumping) and 15.24% (for countervailing). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce.

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, our tariff rates for dumping and subsidy are 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates will be the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the tariff rates applicable to us remained at 9.67% (for antidumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The fourth administrative reviews are pending as of the date of this annual report, and therefore, the final tariff rates applicable to us are subject to change. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the antidumping and countervailing duty orders with respective to crystalline silicon photovoltaic cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. The U.S. International Trade Commission’s determination of the five-year review is pending as of the date of this annual report. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The fifth administrative reviews are pending as of the date of this annual report, and therefore, the final tariff rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new antidumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the final cash deposits are required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us are 65.36% (for antidumping) and 38.43% (for countervailing). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the antidumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the antidumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. The tariff rates applicable to us remained at 65.36% (for antidumping) and 38.43% (for countervailing).

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) are being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigations are not country specific. They involve imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) are causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned are subject to the safeguard measures established in the U.S. President’s final result, which includes that the CSPV cells and modules imported will be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we are planning to construct a manufacturing facility in the United States, and the products manufactured in such facility will not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States before our U.S. facility commences manufacturing. Our imports of solar cells and modules into the United States are expected to be subject to the duties imposed by Section 201 Investigation starting in February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the White House under the Section 201 Investigation.

In August 2017, the United States Trade Representative initiated an investigation pursuant to the Trade Act of 1974, as amended (the “Trade Act”), to determine whether acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation are actionable under the Trade Act (“Section 301 Investigation”). The findings from the United States Trade Representative with the assistance of the interagency Section 301 committee show that the acts, policies, and practices of the Chinese government related to technology transfer, intellectual property and innovation are unreasonable or discriminatory and burden or restrict the U.S. commerce. On March 22, 2018, the U.S. President directed his administration to take a range of actions responding to China’s acts, policies, and practices involving the unfair and harmful acquisition of U.S. technology. These actions include imposing an additional duty of 25 percent on products from China in aerospace, information and communication technology, and machinery. On April 3, 2018, the United States Trade Representative proposes a list of products from China which will be subject to the additional duty. The list of products, which the United States Trade Representative may further revise, may affect the solar industry and the establishment of our new manufacturing facility in the United States.

We made provisions of RMB12.1 million (US$1.9 million) for preliminary U.S. countervailing and anti-dumping duties in 2017. Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. Our direct sales to the European market accounted for 12.4%, 3.5% and 3.5% of our total revenue in 2015, 2016 and 2017, respectively. On June 6, 2013, the European Union imposed provisional anti-dumping duty on the solar panels originating in or consigned from China, including JinkoSolar’s products, at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%.

On July 27, 2013, the European Union and Chinese trade negotiators announced that a price undertaking has been reached pursuant to which Chinese manufacturers, including JinkoSolar, would limit their exports of solar panels to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013. The China Chamber of Commerce for Import and Export of Machinery and Electronic Products (the ‘‘CCCME’’), is responsible for allocating the quota among Chinese export producers, and JinkoSolar has been allocated a portion of the quota. Solar panels imported exceeding the annual quota will be subject to anti-dumping duties. On December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, will be applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers, including JinkoSolar, with CCCME in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties. From November 17, 2016, we have officially withdrawn from the European Union price undertaking agreement.

In May 2015, the European Commission initiated an investigation concerning the possible circumvention of anti-dumping measures and countervailing measures imposed on imports of CSPV modules and key components (i.e. cells) originating in or consigned from China by imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan, whether declared as originating in Malaysia and Taiwan or not (‘‘Anti-circumvention Investigations’’). In February 2016, the European Commission made definitive result of this Anti-circumvention Investigations. According to the definitive results, the 53.4% of the anti-dumping duty and 11.5% of the countervailing duty are applicable to the imports of CSPV modules and key components (i.e. cells) originating in or consigned from the People’s Republic of China, is hereby extended to imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan whether declared as originating in Malaysia and in Taiwan or not.

In December 2015, the European Commission initiated expiry reviews of the existing countervailing measures and anti-dumping measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from the People’s Republic of China. Such expiry reviews will determine whether the existing countervailing measures and anti-dumping measures will expire or continue to apply. In March 2017, the European Commission made final determination to continue the existing countervailing measures and anti-dumping measures for another 18 months.

In March 2017, the European Commission initiated a partial interim review of the anti-dumping and countervailing measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from China. Such partial interim review examined whether the then existing anti-dumping and countervailing measures, including European Union price undertaking agreement, can still be considered as an appropriate form for the measures. In September 2017, the European Commission determined that the price undertaking shall be replaced with a new variable duty minimum import price and a new measure to the Chinese companies that withdrew voluntarily from price undertaking without any non-compliance issues, including certain Chinese affiliates of us.

In October 2016, Jinko Solar Technology SDN.BHD, our manufacturing facility in Malaysia, lodged a request to European Commission for an exemption from the antidumping and countervailing measures extended to imports of crystalline silicon PV modules and key components, including solar cells, consigned from Malaysia and Taiwan, despite the declaration of their originations. In November 2017, the European Commission concluded that Jinko Solar Technology SDN.BHD fulfils the criteria laid down in the basic anti-dumping Regulation and basic anti-subsidy Regulation and should be exempted from such extended measures.

The European Union is one of the most important markets for solar products. Anti-dumping, countervailing duties or both imposed on imports of our products into the European Union could materially adversely affect our affiliated European Union import operations, increase our cost of selling into the European Union, and adversely affect our European Union export sales.

In December 2014, Canada initiated the anti-dumping and countervailing investigations on imports of CSPV modules from China. In June 2015, the Canada Border Services Agency (“CBSA”) found that the CSPV modules under investigation have been dumped and subsidized. In July 2015, the Canadian International Trade Tribunal found that the dumping and subsidizing of the above-mentioned goods have not caused injury, but are threatening to cause injury to the domestic industry. As a result, import into Canada of our CSPV modules under investigation from China is subject to the anti-dumping and countervailing duties. The countervailing duty rate (RMB per Watt) applicable to Jiangxi Jinko and Zhejiang Jinko are 0.028 and 0.046, respectively. For anti-dumping duties, CBSA set normal value for the imported CSPV modules and the anti-dumping duty will be the difference between the export price and normal value if the export price is lower the normal value. No anti-dumping duties will apply if the export price is equal or more than the normal value.

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

In July 2016, Turkish Ministry of Economy initiated anti-dumping investigation against photovoltaic panels and modules classified in Turkish Customs Tariff Code 8541.40.90.00.14, from China. In July 2017, Turkish Ministry of Economy made the final affirmative result of this investigation, pursuant to which import into Turkey of our CSPV panels and modules under investigation from China is subject to the anti-dumping duty. The anti-dumping duty applicable to us is US$20 per m2.

In July 2017, the Department of Commerce of India initiated anti-dumping investigation concerning imports of solar cells whether or not assembled partially or fully in modules or panels or on glass or some other suitable substrates originating in or exported from mainland China, Taiwan and Malaysia. Such investigation was terminated in March 2018 by the Department of Commerce of India as requested by Indian Solar Manufacturers Association, representing applicants of the domestic industry.

In December 2017, the Directorate General of Safeguards of India initiated a Safeguard investigations concerning imports of “solar cells whether or not assembled in modules or panels” (“PUC”) into India to protect the domestic producers of like and directly competitive articles (to the solar cells whether or not assembled in modules or panels) from serious injury/threat of serious injury caused by such increased imports (the “India Safeguard Investigations”). The India Safeguard Investigation is not country specific. It involves imports for the products under investigation from all sources, including China. In January 2018, the Directorate General of Safeguards Customs and Central Excise recommended a provisional safeguard duty to be imposed at the rate of 70% ad valorem on the imports of PUC falling under Customs Tariff Item 85414011 of the Customs Tariff Act, 1975 from all countries, including PRC and Malaysia, except some developing countries. This investigation is pending as of the date of this annual report.

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

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. Since the first half of 2010, as a result of the growth of newly available polysilicon manufacturing capacity worldwide, there has been an increased supply of polysilicon, which has driven down its price and the price of its downstream products. Since the second half of 2011, the prices of polysilicon and silicon wafers further fell significantly. From 2011 to 2012, the prices of solar products declined, and prices began to stabilize in the first half of 2013. From 2013 to 2017, the price of polysilicon slightly fluctuated. However, the price of polysilicon decreased in 2018.

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

In 2015, 2016 and 2017, our five largest suppliers accounted for approximately 52.8%, 59.2% and 72.5%, respectively, of our total silicon purchases by value. In 2015, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.9% of our total silicon purchases by value. In 2016, one of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 17.7% of our total silicon purchases by value. In 2017, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.9% of our total silicon purchases by value.

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

In 2015, 2016 and 2017, sales to our top five customers represented 20.0%, 28.5% and 21.8% of our total revenue, respectively. In 2017, our largest customer accounted for 5.7% of our total revenue. In 2016, our largest customer accounted for 9.7% of our total revenue. In 2015, our largest customer accounted for 7.2% of our total revenue. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. Our key module customers include Sterling and Wilson International FZE, NextEra and ConEdison Development. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2017, we had approximately RMB397.1 million (US$61.0 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts and the collateral we received are deeply subordinated and shared with all other customers and other senior lenders of the supplier.

Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. For example, in January 2013, we notified Wuxi Zhongcai Technological Co. Ltd. (“Wuxi Zhongcai”), one of our former polysilicon providers, to terminate our long-term supply agreement, in response to adverse developments in Wuxi Zhongcai’s business. In February 2013, we became involved in litigation with Wuxi Zhongcai over the supply agreement. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. The first court hearing was held on November 22, 2017. The related two lawsuits are pending before the Supreme People’s Court as of the date of this annual report. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the prices of solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB98.8 million, RMB439.0 million and RMB313.7 million (US$48.2 million) in 2015, 2016 and 2017, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Our accounts receivable turnover were 82 days, 108 days and 77 days in 2015, 2016 and 2017, respectively. In particular, in 2015, 2016 and 2017, our accounts receivable turnover in the United States were 25 days, 19 days and 39 days, respectively, and our accounts receivable turnover in China were 131 days, 144 days and 127 days, respectively. Correspondingly, we recorded provisions for accounts receivable of RMB335.7 million, RMB376.6 million and RMB264.7 million (US$40.7 million) as of December 31, 2015, 2016 and 2017, respectively. We had reversal of bad debt provisions of RMB206.3 million, RMB191.5 million and RMB259.4 million (US$39.9 million) for 2015, 2016 and 2017, respectively, as a result of the subsequent collection of long-aged accounts receivable. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, we may need to continue to provide for doubtful accounts and write off overdue accounts receivable we determine as not collectible.

Selling our products on credit terms has increased, and may continue to increase our working capital requirements, which may negatively affect our liquidity. We may not be able to maintain adequate working capital primarily through cash generated from our operating activities and may need to secure additional financing for our working capital requirements, which may not be available to us on commercially-acceptable terms or at all.

In addition, we are exposed to the credit risk of customers to which we have made credit sales in the event that any of such customers becomes insolvent or bankrupt or otherwise does not make timely payments. For example, we sell our products on credit to certain customers in emerging or promising markets in order to gain early access to such markets, increase our market share in existing key markets or to enhance the prospects of future sales with rapidly growing customers. There are high credit risks in doing business with these customers because they are often small, young and high-growth companies with significant unfunded working capital, inadequate balance sheets and credit metrics and limited operating histories. If these customers are not able to obtain satisfactory working capital, maintain adequate cash flow, or obtain construction financing for the projects where our solar products are used, they may be unable to pay for products they have ordered from us or for which they have taken delivery. Our legal recourse under such circumstances may be limited if the customers’ financial resources are already constrained or if we wish to continue to do business with these customers.

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

On October 11, 2011, JinkoSolar, along with our directors and officers at the time of our initial public offering, or the Individual Defendants, and the underwriters of our initial public offering were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.). In an amended complaint filed on June 1, 2012, the plaintiff, representing a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 22, 2011, inclusive, alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The amended complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. On January 22, 2013, the District Court issued a Memorandum and Order dismissing the amended complaint as against all defendants. The plaintiff appealed the District Court’s Order to the United States Court of Appeals for the Second Circuit, which issued an order on July 31, 2014 vacating the District Court’s Order and remanding the case to the District Court for further proceedings. Defendants filed a further motion to dismiss the amended complaint. On January 22, 2015, JinkoSolar agreed, subject to court approval, to settle the lawsuit. The settlement, if approved, will also resolve all related claims against JinkoSolar’s officers and directors as well as the underwriters involved in JinkoSolar’s public offerings during the relevant period. Under the terms of the proposed settlement, the members of the proposed class will receive a settlement fund of $5.05 million, less any court-approved fees. JinkoSolar will contribute a portion of the settlement fund, and JinkoSolar’s insurers will fund the remaining portion. JinkoSolar will not take any charge in connection with the settlement. JinkoSolar has denied, and continues to deny, the allegations and is entering into this settlement solely to eliminate the uncertainty, burden and expense of further protracted litigation. On March 11, 2016, the District Court entered an Order and Final Judgment approving such settlement, certifying the proposed class for settlement purposes, and dismissing the amended complaint with prejudice.

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January, 2016, Wuxi Zhongcai also changed the complaint, in which it claimed for the liquidated damages amounting to approximately RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. The first court hearing was held on November 22, 2017. The above two lawsuits are pending before the Supreme People’s Court as of the date of this annual report. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012.

In the fourth quarter of 2017, we decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa. In December 2017, the South African Revenue Services (“SARS”), issued a letter of demand in terms of the Customs and Excise Act (the “Act”). The demand is for the amount of approximately ZAR573.1 million (US$42.4 million) against JinkoSolar (Pty) Ltd, our subsidiary. SARS alleges that JinkoSolar (Pty) Ltd’s importation of certain components for the manufacturer of solar panels and the rebate of customs duty did not comply with the Act. We are of the view that SARS’ decision to persist with the letter of demand for the amounts in question is without any legal basis and intend on vigorously defending all claims against JinkoSolar (Pty) Ltd. JinkoSolar (Pty) Ltd has submitted an application to SARS for the suspension of payment for the amount demanded, pending the finalization of the dispute. JinkoSolar (Pty) Ltd intends to lodge an internal appeal in terms of section 77A – 77F of the Act against the decision of SARS to claim the amounts demanded and the basis thereof. We assessed the potential impact of the dispute and concluded that the potential exposure JinkoSolar (Pty) Ltd. would be subject to is less than RMB70,000, which is immaterial to our consolidated financial statements.

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

In October 2016, we entered into a side agreement with Jiangxi Jinko Engineering and the investors of Jiangxi Jinko Engineering, pursuant to the non-compete provisions of which we undertake not to develop any downstream solar power project with a capacity of over 2 MW in China after the disposition of our equity interest in Jiangxi Jinko Engineering in the fourth quarter of 2016. As a result, we only operated several solar power projects outside China as of December 31, 2017. This non-competition covenant may adversely affect our growth prospects in China.

In September 2017, we provided a non-compete commitment to Jiangxi Jinko Engineering where we undertake to cease developing new downstream solar projects. In addition, for our existing offshore downstream solar power projects that we are constructing and will connect to the grid, we undertake to endeavor to cause those projects to be transferred to Jiangxi Jinko Engineering, its subsidiaries or other qualified third parties, to the extent that such transfers will not contravene with applicable laws and regulations and that we are able to obtain written consent of the relevant contracting parties for those projects. This non-competition undertaking may adversely affect our operating results.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2017, we had approximately RMB6.20 billion (US$953.6 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings), RMB379.8 million (US$58.4 million) in outstanding long-term bank borrowings (excluding the current portion) and approximately RMB65 thousand (US$10 thousand) in convertible senior notes.

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo Bank, National Association (“Wells Fargo”), the term of which was later extended to October 2019. The credit limit was raised to US$40.0 million in June 2015 and further to US$60.0 million in July 2016 through amendments to the credit agreement. Borrowings under the credit agreement have been used to support our working capital and business operations in the United States.

In May 2015, we signed a US$20.0 million three-year bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations.

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad to support our working capital and business operations in Malaysia.

In May 2017, we provided a guarantee due April 2019 for a loan of Sweihan PV Power Company P.J.S.C, our equity investee, for developing overseas solar power projects, in an aggregate principal amount not exceeding US$42.9 million.

In June 2017, we signed a JPY4.1 billion syndicated loan agreement up to two years with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan.

In July 2017, we issued medium term notes of RMB300.0 million due July 2020 for working capital purposes.

In July 2017, we entered into a four-year financial lease in the amount of RMB600.0 million to support the improvement of our production efficiency.

In September 2017, we signed a JPY500.0 million one-year facility agreement with ORIX Bank Corporation to provide working capital and support for our business operations in Japan.

In December 2017, we signed a US$20.0 million bank facility agreement due August 2018 with Societe Generale to support our working capital and business operations.

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

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2017, RMB39.2 million (US$6.0 million) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by People’s Bank of China. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Furthermore, since the majority of our short-term borrowings came from Chinese banks, we are exposed to lending policy changes by the Chinese banks. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar power companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future.

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

As of December 31, 2017, we had short-term borrowings of RMB736.4 million (US$113.2 million), including the current portion of long-term bank borrowings, secured by certain of our inventory with net book value of RMB171.1 million (US$26.3 million), land use rights, property, plant and equipment with total net book value of RMB1.85 billion (US$284.9 million). We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially adversely affected.

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

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2017 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

In May 2011, we engaged PowerGuard Specialty Insurance Services (“PowerGuard”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 1, 2011. Since May 2011, we have renewed the insurance policy upon its expiration in May for each year for a period of one year. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 10-year and 25-year linear warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our export sales represented 62.7%, 61.5% and 62.8% of our total revenue in 2015, 2016 and 2017, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. For example, we expect our revenue and gross margin to be adversely affected by the recent appreciation of Renminbi against U.S. dollars, as a substantial portion of our sales are denominated in U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred a foreign-exchange loss of approximately RMB86.5 million in 2015, a foreign-exchange gain of approximately RMB208.8 million in 2016, and a foreign-exchange loss of approximately RMB114.3 million (US$17.6 million) in 2017. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi will be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any currency exchange losses we recognize may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially owned approximately 15.9%, 9.6% and 3.9%, respectively, or approximately 29.4% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of annual report, share options with respect to 9,322,380 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan, and there are 1,468,688 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of this annual report, share options with respect to 11,119,980 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan, and there are 7,583,980 ordinary shares issuable upon the exercise of outstanding options granted under the plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had 351 patents and 285 pending patent applications in China. Our patents’ validity is generally ten years. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

We are required to comply with all national and local environmental protection regulations for our operations in China, Malaysia and Portugal. For example, regulations on emission trading and pollution permits in Zhejiang Province allow entities to increase their annual pollution discharge limit by purchasing emissions trading credits. Entities that purchase emission credits can increase their annual discharge limit by registering the credits with the relevant environmental authorities and amending their pollution permits or obtaining new ones. We have entered into several emissions trading contracts to purchase credits to increase our annual discharge limit and registered all credits as required under a local regulation that became effective on October 9, 2010. However, as our business grows, we may increase our discharge level in the future and we cannot guarantee you that we will continue to be below our annual discharge limit. The penalties for exceeding the annual discharge limit may include corrective orders, fines imposed by the local environmental authority of up to RMB50,000 or, in extreme circumstances, revocation of our pollution permit. Some of our subsidiaries need to obtain and maintain pollution discharge permits, which are subject to renewal or extension on an annual basis or within a longer period. We cannot assure you that we are or will be able to renew or extend these permits in a timely manner or at all.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the Regulations on the Safety Management of Hazardous Chemicals, which became effective on March 15, 2002 and were amended on December 1, 2011 and December 7, 2013, we are required to engage state-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. In compliance with Jiaxing City environmental authority’s requests, we commenced efforts to meet their targets for hazardous chemical and wastes in May 2012. Environmental authorities of Haining City and Jiaxing City evaluated our efforts and confirmed that we satisfied their targets in September 2012. Moreover, we also need to timely file a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources. We have not conducted the safety evaluation or filed safety evaluation reports with respect to certain of our storage instruments in compliance with the revised Regulation on the Safety Management of Hazardous Chemicals and we cannot assure you that we will be able to file the safety evaluation reports on time. Failure to conduct such safety evaluation or to make such filing on time may subject us to an order to rectify such conduct within a prescribed time period, fines of up to RMB100,000 or a revocation of our qualification certification and business license.

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

On January 15, 2018, the Ministry of Industry and Information Technology of China (the “MIIT”) promulgated the Standard Conditions of Photovoltaic Production Industry, or the Photovoltaic Production Rule, in place of its old version, which establishes a basic regulatory framework for PV production industry. The Photovoltaic Production Rule provides, among other matters, requirements in relation to the production layout, project establishment filing and enterprise qualification, requirements with regard to the production scale, product quality, cell efficiency, energy consumption and operational life span of various PV products, and requirements related to quality management and obtaining the pollution discharge permits and other environmental requirements. Our failure to comply with the Photovoltaic Production Rule and the laws and regulations related thereto could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, which could have a material adverse effect on our business, financial condition and results of operations.

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

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of China (the “MOF”), which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the MOF in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the MOF to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NYSE or the termination of the registration of our ADSs under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

The approval of the MOFCOM for or in connection with our corporate restructuring in 2007 and 2008 may be subject to revocation, which will have a material adverse effect on our business, operating results and trading price of our ADSs.

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce of the People’s Republic of China (the “MOFCOM”), and the CSRC promulgated a rule entitled “Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or Circular 10, which became effective on September 8, 2006 and was amended in June 2009. Article 11 of Circular 10 requires PRC domestic enterprises or domestic natural persons to obtain the prior approval of MOFCOM when an offshore company established or controlled by them proposes to merge with or acquire a PRC domestic company with which such enterprises or persons have a connected relationship.

We undertook a restructuring in 2007, or the 2007 Restructuring, and our founders and JinkoSolar Technology Limited, previously Paker Technology Limited (“JinkoSolar Technology”), obtained the approval of Jiangxi MOFCOM, for the acquisition of certain equity interest in Jiangxi Desun and the pledge by our founders of their equity interest in Jiangxi Desun to Jinko Solar Technology, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both JinkoSolar Technology and Jiangxi Desun, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central government level. To remedy this past non-compliance, we undertook another corporate restructuring in 2008, or the 2008 Restructuring, under which the share pledge was terminated on July 28, 2008 and JinkoSolar Technology transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited (“Long Faith”), an unrelated Hong Kong company, on July 31, 2008. In addition, on November 11, 2008, we received written confirmation from Jiangxi MOFCOM in its reply to our inquiry that there had been no modification to the former approvals for the 2007 acquisition and pledge and JinkoSolar Technology’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Nevertheless, we cannot assure you that MOFCOM will not revoke such approval and subject us to regulatory actions, penalties or other sanctions because of such past non-compliance. If the approval of Jiangxi MOFCOM for the 2007 acquisition and pledge were revoked and we were not able to obtain MOFCOM’s retrospective approval for the 2007 acquisition and pledge, Jiangxi Desun may be required to return the tax benefits to which only a foreign-invested enterprise was entitled and which were recognized by us during the period from April 10, 2007 to December 31, 2007, and the profit distribution to JinkoSolar Technology in December 2008 may be required to be unwound. Under an indemnification letter issued by our founders to us, our founders have agreed to indemnify us for any monetary losses we may incur as a result of any violation of Circular 10 in connection with the restructuring we undertook in 2007. We cannot assure you, however, that this indemnification letter will be enforceable under the PRC law, our founders will have sufficient resources to fully indemnify us for such losses, or that we will not otherwise suffer damages to our business and reputation as a result of any sanctions for such non-compliance.

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

In February 2011, General Office of the State Council of China (the “State Council”) promulgated Circular 6, a notice on the establishment of a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Circular 6 became effective on March 3, 2011. To implement Circular 6, MOFCOM promulgated the MOFCOM Security Review Rules on August 25, 2011, which became effective on September 1, 2011. According to Circular 6 and the MOFCOM Security Review Rules, national security review is required to be undertaken to complete mergers and acquisitions (i) by foreign investors of enterprises relating to national defense and (ii) through which foreign investors may acquire de facto control of a domestic enterprise that could raise national security concerns. When determining whether to subject a specific merger or acquisition to national security review, the MOFCOM will look at the substance and actual impact of the transaction. Bypassing national security review by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions by foreign investors is prohibited.

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

On July 4, 2014, the State Administration of Foreign Exchange of China (the “SAFE”) issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles (the “SAFE Circular 37”), which replaced the former circular commonly known as “SAFE Circular 75” promulgated on October 21, 2005. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contribution by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

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

On December 25, 2006, the People’s Bank of China promulgated the Measures for Administration of Individual Foreign Exchange, and on January 5, 2007, the SAFE promulgated relevant Implementation Rules. On February 15, 2012, the SAFE promulgated the Notice on Various Issues Concerning Foreign Exchange Administration for Domestic Individuals Participating in Equity Incentive Plans of Overseas Listed Companies (the “Stock Option Notice”). The Stock Option Notice terminated the Application Procedures of Foreign Exchange Administration of Domestic Individuals’ Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas Listed Company issued by the SAFE on March 28, 2007. According to the Stock Option Notice, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee stock holding plan or stock incentive plan are required to register with the SAFE or its local counterparts by following certain procedures.

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

On December 26, 2017, the National Development and Reform Commission of China (the “NDRC”) promulgated the Administrative Measures for the Outbound Investment of Enterprises (the “new ODI Measure”), which will take effect from March 1, 2018, and will replace the Administrative Measures for Approval and Record-filing on Overseas Investment Projects promulgated by the NDRC on April 8, 2014, or the former ODI Measure. The new ODI Measure will further enhance supervision of overseas investments through reports of seriously unfavorable events, inquiry letters and related supervision systems. Where PRC citizens make investments abroad through overseas enterprises under their control, the new ODI Measure will apply mutatis mutandis.

Besides overseas investments of PRC subsidiaries, all of our overseas investments may subject to supervision and inspection under the new ODI Measure, which may materially increase the complexity of regulatory compliance aspect of our overseas investments. However, the new ODI Measure has not yet come into effect and the implementation and interpretation of the new ODI Measure are uncertain and will subject to the practice of the NDRC.

Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.

We are a Cayman Islands holding company with a substantial part of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law of the PRC (the “CIT Law”), which became effective on January 1, 2008 and was amended on February 24, 2017, and the Regulation on the Implementation of the CIT Law (the “Implementation Rules of the CIT Law”), both of which became effective on January 1, 2008, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. For example, as JinkoSolar Technology is a Hong Kong company and has owned 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Technology is deemed the beneficial owner of such dividends and that JinkoSolar Technology is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify a “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Technology is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be subject to the PRC withholding tax at a 10% rate instead of a reduced rate of 5%.

The CIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “PRC tax resident enterprises” and will generally be subject to the uniform 25% PRC corporate income tax rate as to their global income. Under the Implementation Rules of the CIT Law, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation of China (the “SAT”), promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“SAT Circular 82”). According to SAT Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if certain conditions are met. Despite of those conditions, as SAT Circular 82 only applies to enterprises incorporated outside China controlled by PRC enterprises or a PRC enterprise, it remains unclear how the PRC tax authorities will determine the location of “de facto management bodies” for offshore enterprises that are controlled by individual PRC tax residents or non-PRC enterprises, as our Company and JinkoSolar Technology. Therefore, it remains unclear whether the PRC tax authorities would regard our Company or JinkoSolar Technology as PRC tax resident enterprises. If our Company and JinkoSolar Technology are regarded by PRC tax authorities as PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology and ultimately to our company could be exempt from the PRC withholding tax, while our Company and JinkoSolar Technology will be subject to the uniform 25% corporate income tax rate on our global income at the same time.

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

We conduct a substantial part of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside at least 10% of their after-tax profits based on PRC accounting standards each year as general reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2017, these general reserves amounted to RMB516.9 million (US$79.4 million), accounting for 7.0% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, which became effective January 1, 2008, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

If we finance our subsidiaries in China by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the MOFCOM or its local counterparts. On August 29, 2008, the SAFE promulgated Circular 142, which used to regulate the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises (“Circular 19”), which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that the conversion from foreign currency registered capital of foreign-invested enterprises into the Renminbi capital may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. However, Circular 19 does not materially change the restrictions on the use of foreign currency registered capital of foreign-invested enterprises that Circular 142 has set forth. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange (“Circular 16”), which applies to all domestic enterprises in China. Circular 19 and Circular 16 continue to prohibit foreign-invested enterprises from, among other things, spending Renminbi capital converted from its foreign currency registered capital on expenditures beyond its business scope. Therefore, Circular 19 and Circular 16 may significantly limit the ability of our operating subsidiaries in China to transfer and use Renminbi funds from its foreign currency denominated capital, which may adversely affect our business, financial condition and results of operations.

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

Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for 2015, 2016 and 2017. Zhejiang Jinko enjoyed the preferential tax rate of 15% in 2015, 2016 and 2017 and is in the process of obtaining this qualification for 2018, 2019 and 2020. In 2016, Jiangxi Jinko and Jiangxi Materials successfully renewed this qualification and will continue to enjoy the preferential tax rate of 15% in 2017 and 2018, if the relevant conditions are met. However, we cannot assure you that Zhejiang Jinko, Jiangxi Jinko or Jiangxi Materials will continue to qualify as “High and New Technology Enterprises” when subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and its Implementation Rules will be enforced, and whether its future implementation will be consistent with its current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially adversely affected. According to the Interim Regulations on Value-added Tax as amended on November 19, 2017, and the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a value-added tax (“VAT”), of 17% with exceptions for certain categories of goods that are taxed at a rate of 11%.

The State Council promulgated the Circular of the State Council on Cleaning up and Standardizing Preferential Policies on Tax and Other Aspects (“Circular 62”), on November 27, 2014 in an effort to render the preferential policies on tax, non-tax income, fiscal expenditure, and other aspects of the local government consistent with the PRC central laws and regulations. According to the Circular 62, the local tax authorities shall conduct the special clean-up action, which leads to preferential policies violating PRC central laws and regulations being declared ineffective and repealed and preferential policies not violating PRC central laws and regulations being retained. In addition, the special clean-up action requires that all provincial governments and relevant authorities shall, prior to the end of March 2015, report the outcome of the special clean-up action in respect of preferential policies on tax and other aspects to the MOF, and the MOF shall then forward the outcome to the State Council for final determination. On May 10, 2015, the State Council issued the Circular on Matters Relating to Preferential Policies for Tax and Other Aspects (“Circular 25”), which suspended the implementation of special clean-up action of Circular 62. Circular 25 provides that in respect of existing local preferential policies with specified time limit, such time limit shall still apply; if there is no specified time limit, the local governments shall have the discretion to set up a transitional period to adjust the policies. Furthermore, it provides that preferential tax policies stipulated in the agreements between local governments and enterprises remain valid and the implemented part of the policies shall not be retrospectively affected. However, it is not clear whether or not and when the special clean-up action will resume. The repeal of any preferential policy on tax and other aspects may materially adversely affect our financial condition and business operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC tax resident enterprises by non-PRC holding companies.

Under the current PRC tax regulations, indirect transfers of equity interests and other properties of PRC tax resident enterprises by non-PRC holding companies may be subject to PRC tax. In accordance with the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises (“SAT Announcement 7”), issued by the SAT on February 3, 2015, if a non-PRC tax resident enterprise indirectly transfers equities and other properties of a PRC tax resident enterprise and such indirect transfer will produce a result identical or substantially similar to direct transfer of equity interests and other properties of the PRC tax resident enterprise, the non-PRC tax resident enterprise may be subject to PRC withholding tax at a rate up to 10%. The Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source (‘‘SAT Announcement 37’’), which was issued by SAT on October 17, 2017 and became effective on December 1, 2017, renovates the principles and procedures concerning the indirect equity transfer tax withholding for a non-PRC tax resident enterprise. Failure to comply with the tax payment obligations by a non-PRC tax resident will result in penalties, including full payment of tax owed, fines and default interest on those tax.

According to SAT Announcement 7, where a non-resident enterprise indirectly transfers equity interests or other properties of PRC tax resident enterprises, (“PRC Taxable Property”) to avoid its tax liabilities by implementing arrangements without reasonable commercial purpose, such indirect transfer shall be recharacterized and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer and attributable to PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In the case of an indirect transfer of property of establishments of a foreign enterprise in the PRC, the applicable tax rate would be 25%. SAT Announcement 7 also illustrates certain circumstances which would indicate a lack of reasonable commercial purpose. SAT Announcement 7 further sets forth certain “safe harbors” which would be deemed to have a reasonable commercial purpose. As a general principle, the SAT also issued the Administration of General Anti-Tax Avoidance (Trial Implementation) (“GATA”), which became effective on February 1, 2015 and empowers the PRC tax authorities to apply special tax adjustments for “tax avoidance arrangements.”

There is uncertainty as to the application of SAT Announcement 7 as well as the newly issued SAT Announcement 37 and GATA. For example, it may be difficult to evaluate whether or not the transaction has a reasonable commercial purpose, and such evaluation may be based on ambiguous criteria which have not been formally declared or stated by tax authorities. As a result, any of our disposals or acquisitions of the equity interests of non-PRC entities which indirectly hold PRC Taxable Property or any offshore transaction related to PRC Taxable Property, including potential overseas restructuring, might be deemed an indirect transfer under PRC tax regulations. Therefore, we may be at risk of being taxed under SAT Announcement 7 and SAT Announcement 37 and we may be required to expend valuable resources to comply with SAT Announcement 7 and SAT Announcement 37 or to establish that we should not be taxed thereunder, which may materially adversely affect our financial condition and results of operations.

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

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB281.0 million, RMB355.8 million and RMB484.8 million (US$74.5 million), respectively, as of December 31, 2015, 2016 and 2017. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

All employees participating in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On February 15, 2012, SAFE released the Stock Option Notice, which superseded the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in an Employee Stock Holding Plan or Stock Option Plan of an Overseas-Listed Company, issued by SAFE in 2007. According to the Stock Option Notice, PRC individual participants include directors, supervisors, senior management personnel and other employees who are PRC citizens (which includes citizens of Hong Kong, Macau and Taiwan) or foreign individuals who reside in the PRC for 12 months consecutively. Under the Stock Option Notice, PRC and foreign citizens who receive equity grants from an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. In addition, according to the Stock Option Notice, domestic individual participants must complete the registration with SAFE or its local branch within three days rather than 10 days from the beginning of each quarter.

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

Substantially all of our existing directors and senior management members reside in the PRC and a substantial part of our assets and the assets of such persons are located in the PRC. Accordingly, it may be difficult for investors to effect service of process on any of these persons or to enforce judgments obtained outside of the PRC against us or any of these persons. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many developed countries, including the Cayman Islands, the United States and the United Kingdom. Therefore, the recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or even impossible.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. It is possible that China’s inflation rates may rise further in 2017. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

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

Our business could be adversely affected by the effects of Ebola virus disease, influenza A (“H1N1”), avian flu, severe acute respiratory syndrome (“SARS”), or other epidemic outbreak. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have also been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. In past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In April 2013, there were reports of cases of H7N9 avian flu in southeast China, including deaths in Shanghai and Zhejiang Province. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases and other adverse public health developments in China would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile, which could result in substantial losses to investors.

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$14.08 to US$29.89 per ADS in 2017. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to repay our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. Our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. See “—Risks Related to Doing Business in China—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

As we are a Cayman Islands company and a substantial part of our consolidated assets are located outside of the United States and a substantial part of our current operations are conducted in China, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the Cayman Islands or in China against us or our officers and directors predicated on the federal securities laws of the United States. While there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. For example, contrary to the general practice in most corporations incorporated in the United States, Cayman Islands incorporated companies may not generally require that shareholders approve sales of all or substantially all of a company’s assets. The limitations described above will also apply to the depositary who is treated as the holder of the shares underlying your ADSs.

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

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non U.S. corporation will be considered a passive foreign investment company, which we refer to as a PFIC, for U.S. federal income tax purposes in any taxable year in which either 75% or more of its gross income is “passive income” or 50% or more of its assets constitute “passive assets” (based on the average of the quarterly value of the assets). The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. The determination as to whether a non U.S. corporation is a PFIC is based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non U.S. corporation from time to time and the nature of the activities performed by its officers and employees.

Based upon our current and projected income, assets and activities, we do not expect to be considered a PFIC for our current taxable year or for future taxable years. However, because the determination of whether we are a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the United States Internal Revenue Service, will not take a contrary position.

If we are a PFIC for any taxable year during which a U.S. Holder, as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company”, holds the ADSs or ordinary shares, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.” U.S. Holders are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of the ADSs or ordinary shares.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2017, we had 132,146,074 ordinary shares outstanding, excluding 4,524,544 ADSs representing 18,098,176 ordinary shares reserved for future grants under our share incentive plans and follow-on offering, and 1,723,200 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our wholly-owned operating subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko. We have 8 production facilities in Jiangxi Province, Zhejiang Province and Xinjiang Uygur Autonomous Region of China, Malaysia and Portugal, global sales teams in China, United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico and 16 oversea subsidiaries in Japan, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates.

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

In August 2014, we opened a solar module factory with annual production capacity of 120 MW in Cape Town, South Africa. In the fourth quarter of 2017, we closed this factory.

In March 2015, we opened a solar cell and module manufacturing facility with the production capacity of 450 MW and 500 MW, respectively, in Penang, Malaysia.

In November 2016, as a result of the sale of all of the 55% equity interest indirectly held by us in Jiangxi Jinko Engineering, we disposed of our downstream solar power project business in China and received US$250 million in cash.

In February 2017, we announced completion of repurchase of 4.00% convertible senior notes due 2019 at the option of holders of the notes. An aggregate principal amount of US$61,074,000 of the notes was tendered for repurchase, with US$10,000 convertible senior notes remaining outstanding after such repurchase.

In May 2017, Abu Dhabi Water and Electricity Authority, Sweihan Solar Holding Company Limited, a joint venture between Marubeni Corporation and us and a syndicate of international and local banks entered into financial agreements for the Sweihan Photovoltaic Independent Power Project in Abu Dhabi.

In September 2017, we filed a prospectus supplement to sell up to an aggregate of US$100 million of our ADSs through an at-the-market equity offering program (the “ATM program”). In January 2018, we have terminated the ATM program and did not sell any ADSs under the ATM program.

In January 2018, we entered into a major supply agreement with NextEra. Under such master agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over approximately four years. In conjunction with this agreement, we are opening our first U.S. factory in Jacksonville, Florida, which is expected to commence production in the third quarter of 2018 and reach full production capacity in the first half of 2019.

In February 2018, we closed the follow-on public offering of 4,140,000 ADSs, each representing four of our ordinary shares, par value US$0.00002 per share, at US$18.15 per ADS. The net proceeds of the follow-on offering to us, after deducting underwriting commissions and fees and estimated offering expenses, was approximately US$71.1 million. Concurrently we completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, our chairman, and Mr. Kangping Chen, our chief executive officer, of its purchase of US$35 million of our ordinary shares.

B.	Business Overview

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells that we do not use in our solar module production.

We sell our products in major export markets and China. We have global sales teams in China, United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico and 16 oversea subsidiaries in Japan, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates to conduct sales, marketing and brand development for our products around the world. As of December 31, 2017, we had an aggregate of more than 1,500 customers for our solar modules globally, including distributors, project developers and system integrators.

Our high-quality manufacturing capabilities have enabled us to produce solar cells and modules meeting the industry’s highest performance standards. All of our solar modules sold in Europe are CE, IEC, TÜV, and MCS certified, all of our solar modules sold in Japan are JET certified, all of our solar modules sold in North America are UL certified and our monocrystalline solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions, and we also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. In May 2017, We became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC61345 from TÜV Rheinland. In July 2017, we guaranteed that all our standard PV modules meet IEC62804 double anti-PID standards.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. As of December 31, 2017, we had an integrated annual capacity of 8.0 GW for silicon wafers, 5.0 GW for solar cells and 8.0 GW for solar modules. Our manufacturing facilities are primarily located in Jiangxi Province, Zhejiang Province and Xinjiang Uygur Autonomous Region of China and Penang of Malaysia providing convenient and timely access to key resources and suppliers.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016, but still have a few overseas solar power projects in Mexico and Argentina.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from recovered silicon materials to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2017, sales of solar modules, silicon wafers and solar cells represented 96.9%, 1.7% and 1.3%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

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

The following table sets forth details of our revenues for the periods indicated:

	2015		2016		2017
	Volume	Revenue	Volume	Revenue	Volume	Revenue
Products	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(US$ in thousands)
Recovered silicon materials (metric tons)	1.8	5,201.8	0.3	860.0	-	-	-
Silicon wafers	118.2	138,293.4	156.3	136,079.7	585.5	455,695.8	70,039.2
Solar cells	172.8	215,048.3	126.9	155,016.3	268.1	346,069.4	53,189.9
Solar modules	4,207.6	15,086,256.8	6,225.3	20,825,750.0	9,792.2	25,656,934.9	3,943,398.6
Services
Solar system EPC	—	—	—	269,661.7	—	—	—
Revenue from generated electricity	—	9,574.1	—	13,270.4	—	14,243.4	2,189.2
Total Revenue		15,454,374.4		21,400,638.1		26,472,943.5	4,068,816.9

In 2015, 2016 and 2017, revenues from sales of products to subsidiaries of ReneSola Ltd., one of our related parties, amounted to nil, nil and RMB6.5 million (US$1.0 million), respectively.

In 2015, 2016 and 2017, revenues from sales of products to subsidiaries of Gansu Heihe Hydropower Industrial Investment LLC, one of our related parties, amounted to nil, RMB103.0 million and nil, respectively.

In 2015, 2016 and 2017, revenues from sales of products to subsidiaries of Sweihan PV Power Company P.S.J.C, one of our related parties, amounted to nil, nil and RMB1,219.8 million (US$187.5 million), respectively.

Solar Modules

We commenced producing solar modules in August 2009. In 2017, we sold 9,792.2 MW of solar modules and generated RMB25.66 billion (US$3.94 billion) of revenue from sales of solar modules. We expect that sales of solar modules will continue to be our largest revenue source in the future. In 2017, we generated 62.8% of our total revenue from overseas markets, and the United States, Mexico and Brazil, our three largest export markets, represented 15.3%, 10.4% and 5.1% of our total revenue, respectively. As the domestic market in China grows, we expect to sell increasing volumes of solar modules in the domestic market in China.

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

In 2016, our 1-Volt Eagle Modules became available for delivery in North America following UL 1703 certification.

In September 2017, we launched our “Eagle AC” solar modules, an integrated product featuring our high-efficiency monocrystalline PERC PV modules and the IQ6 Microinverter from Enphase Energy Inc., which simplifies logistics and significantly reduces installation time.

In September 2017, we launched Eagle HC, a half cell module which increases power output beyond 320 watts and 380 watts for a 60-cell module and a 72-cell module, respectively.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. All of our monocrystalline solar cells have dimensions of 125 mm x 125 mm and 156 mm x 156 mm. All of our multicrystalline solar cells have dimensions of 156 mm x 156 mm. As of December 31, 2017, our solar cells using monocrystalline silicon wafers had an average conversion efficiency rate of 21.7% and our solar cells using multicrystalline silicon wafers had an average conversion efficiency rate of 18.8%.

In October 2017, our P-type multi-crystalline solar cells reached the conversion efficiency of 22.78%, and we achieve a P-type 60-cell monocrystalline module output of 356.5 watts and a P-type polycrystalline module output of 347.6 watts.

In November 2017, our P-type monocrystalline PERC solar cells reached the conversion efficiency of 23.45%.

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

Manufacturing Capacity and Facilities

Manufacturing Capacity

The following table sets forth our annual production capacity for silicon wafers, solar cells and solar modules as of December 31, 2015, 2016 and 2017:

	Annual Production Capacity as of December 31,
	2015	2016	2017
	(GW)
Products
Solar modules	4.3	6.5	8.0
Solar cells	2.5	4.0	5.0
Silicon wafers	3.0	5.0	8.0

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

Location	Industrial Use (square meters)	Residential Use (square meters)
Shangrao, Jiangxi Province	646,826	191,840
Haining, Zhejiang Province	191,643	5,388
Yuhuan, Zhejiang Province	92,540	-
Total	931,009	197,228

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

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

					Annual Manufacturing Capacities by Product Category as of December 31,
Products	Location	Facility No.	Plant Size (square meters)	Duration of Land Use Right	2015	2016	2017	Major equipment
					(GW)
Silicon Ingots and Wafers	Shangrao Economic Development Zone	1	68,396.80	(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v) January 6, 2009 to August 10, 2059	3.0	5.0	8.0	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Silicon Ingots	Yilin,Xinjiang	2	165,333.00	(i) May 28,2016 to May 27, 2026;(ii)January 1,2017 to December 31, 2029				Monocrystalline furnaces
Solar Cells	Yuanhua Town, Haining	3	107,864.90	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	2.5	4.0	5.0	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Penang, Malaysia	4	8,191.00	January 1, 2015 to December 31, 2022
Solar Modules	Shangrao Economic Development Zone	5	134,950.58	July 6, 2009 to August 10, 2059	4.3	6.5	8.0	Laminating machine, solar cell module production line before and after component lamination, automatic glue spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining	6	98,497.00	September 9, 2016 to September 8, 2066
	Yuanhua Town, Haining	7	89,543.00	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060
	Penang, Malaysia	8	12,679	January 1, 2015 to December 31, 2022
	Yuhuan, Zhejiang	9	92,540	September 9, 2016 to September 8, 2066

In the fourth quarter of 2017, we decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa. The equipment in the manufacturing facility in South Africa is planned to be relocated to our other manufacturing facilities for continuing use. The carrying value of other assets, which cannot be relocated, is insignificant to our consolidated financial statements.

As of December 31, 2017, short-term borrowings of RMB675.0 million (US$103.7 million) and long-term borrowings of RMB67.6 million (US$10.4 million) were secured by land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

As of December 31, 2017, we had an integrated annual capacity of 8.0 GW for silicon wafers, 5.0 GW for solar cells and 8.0 GW for solar modules.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.”

We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB3.31 billion (US$508.6 million) as of December 31, 2017, of which RMB1.59 billion (US$244.8 million) will be due in 2018 and RMB1.72 billion (US$263.8 million) will be due after one year but within five years. As we have shifted our focus from capacity expansion to improving our efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts. Our reliance on equipment and spare parts suppliers may also expose us to potential risks.”

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2015, 2016 and 2017, virgin polysilicon accounted for approximately 87.3%, 92.3% and 97.4%, respectively, and recoverable silicon materials accounted for approximately 12.7%, 7.7% and 2.6%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2017, purchases from foreign suppliers and domestic suppliers accounted for 33.3% and 66.7% of our total silicon raw material purchases, respectively.

In 2015, 2016 and 2017, our five largest suppliers provided approximately 52.8%, 59.2% and 72.5%, respectively, of our total silicon purchases by value. In 2015, three of our suppliers individually accounted for more than 10% and our largest supplier accounted for 16.9% of our total silicon purchases by value. In 2016, one of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 17.7% of our total silicon purchases by value. In 2017, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.9% of our total silicon purchases by value.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2017, we had approximately RMB397.1 million (US$61.0 million) of advances to suppliers.

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

Customers and Markets

We primarily sell solar products in both China and overseas markets, and before the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2015, 2016 and 2017, we generated 36.3%, 38.5% and 37.2% of our revenues from domestic sales and 62.7%, 61.5% and 62.8% of our revenues from export sales, respectively. As of December 31, 2017, we had more than 600 customers for our solar modules from China and 900 from other countries, including the United States, Mexico, Brazil, India, Japan, United Arab Emirates, Turkey, Australia and Jordan. The following table sets forth our net revenues generated from sales of products to customers in respective geographic locations, with percentage of net revenues, for the periods indicated.

56

	2015		2016		2017
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	5,608,964.0	36.3%	8,249,043.1	38.5%	9,854,855.1	1,514,663.5	37.2%
Outside China
United States	4,146,330.9	26.8%	7,701,560.2	36.0%	4,062,665.3	624,420.2	15.3%
Mexico	171,870.6	1.1%	119,326.0	0.6%	2,759,307.9	424,097.9	10.4%
Brazil	44,251.7	0.3%	479,569.2	2.2%	1,357,846.4	208,697.2	5.1%
India	280,481.8	1.8%	775,458.2	3.6%	1,313,134.5	201,825.1	5.0%
Japan	997,526.3	6.5%	992,645.5	4.6%	1,291,492.5	198,498.8	4.9%
United Arab Emirates	779.3	0.0%	4,385.8	0.0%	1,232,505.4	189,432.6	4.7%
Turkey	377,663.5	2.4%	366,929.8	1.7%	983,543.7	151,167.9	3.7%
Australia	213,594.1	1.4%	261,450.4	1.2%	780,619.9	119,979.1	2.9%
Jordan	49,948.3	0.3%	196,786.9	0.9%	420,555.3	64,638.2	1.6%
Rest of the world	3,562,963.9	23.1%	2,253,483.0	10.5%	2,416,417.5	371,396.6	9.1%
Sub-total	9,845,410.4	62.7%	13,151,595.0	61.5%	16,618,088.4	2,554,153.4	62.8%
Total	15,454,374.4	100.0%	21,400,638.1	100.0%	26,472,943.5	4,068,816.9	100.0%

Sales of solar modules are our largest revenue contributor, which accounted for 96.9% of our total revenues in 2017. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2015, 2016 and 2017. The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers for the periods indicated:

	2015		2016		2017
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Solar modules	20.0	Solar modules	28.5	Solar modules	21.8

We sell most of our solar modules under our own brand “JinkoSolar”, with a small portion of solar modules on an OEM basis. Our customers for solar modules include distributors, project developers and system integrators. We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our module customers include leading players in the PV industry, such as sPower, ConEdison Development, ENEL Green Power Nova Olinda, NextEra Energy Inc., Vivint Solar Developer, LLC, TSK Electronica Y Electricidad S.A., Swinterton Builder, AMEC, the Juwi Group, Energiebau Solarstrom System GmbH, Solar Century Holding Ltd and Solairedirect S.A.

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, U.S. Canada, South Africa, Australia, Singapore, and other countries and regions. We have global sales teams in China, United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico and 16 oversea subsidiaries in Japan, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, South Africa and United Arab Emirates. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

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

In 2017, we ranked 284th in the “Fortune 500” Chinese Enterprise List. We also received Energy Yield Simulation Award – Polycrystalline Group at 4th TÜV Rhineland All Quality Matters Solar Congress.

In August 2017, we received the Solar Innovation & Excellence Award at the ‘Roadmap for Innovations in Solar Energy’ (RISE) 2017 conference. The conference was organized by Mission Energy Foundation in New Delhi, India.

In September 2017, we were awarded the Top Solar Brand Used in Debt-Financed Projects and Most “Bankable” PV Manufacturer by Bloomberg New Energy Finance.

In October 2017, we ranked the top among the top eight global module shipment suppliers in 2016 by Global Data.

In November 2017, we were invited as the sole PV module manufacturer to speak at the Sustainability Summit Asia hosted by The Economist.

In November 2017, we were awarded the Cradle-to-Cradle certificate by SGS, the world’s leading testing, inspection, verification, and certification organization.

In December 2017, the 1,177 MW Sweihan project was award the title of Large Scale Solar Project of the year by the Middle East Solar Industry Association. The award is one of Middle East’s highest solar honors, furthering affirming the milestone nature of the Sweihan project.

Quality Control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO9001 and IEC TS 62941 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. Our quality management systems in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yili, Xinjiang Province, Yuhuan, Zhejiang Province and Penang, Malaysia have all received the SGS ISO9001:2015 certification. In addition, our manufacturing facilities in Shangrao, Jiangxi Province and Haining, Zhejiang Province have passed the TUV-NORD IEC TS62941 test in November 2016.

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received CE, IEC, MCS and TÜV certifications for all of our solar modules sold in Europe, JET certifications for all of our solar module sold in Japan, UL certifications for all solar modules sold in North America and CQC and China General Certification Center (“CGC”) certification for all of our monocrystalline solar modules in China. In May 2013, our modules became the first to pass TÜV NORD’s dynamic mechanical load testing with maximum 1000 Pascal downward load. In 2013, our solar modules also passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TÜV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TÜV Rheinland. In May 2016, we became the first Chinese PV manufacturer that received Qualification Plus certification from TÜV Rheinland for solar modules. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC61345 from TÜV Rheinland. In July 2017, we became one of the first PV module providers to guarantee that all our standard PV modules meet IEC62804 double anti-PID standards.

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

In February 2012, we opened our PV module testing laboratory in Jiangxi, China, which can conduct over 40 different kinds of tests, ranging from basic pressure and impact tests to challenging hot spot, pre-decay and UV aging tests, all of which conform to UL and International Electrotechnical Commission regulations. We laid out two testing laboratories in Haining, Zhejiang province and Malaysia in 2016. In February 2012, the facility was awarded the UL Witness Testing Data Program (“WTDP”) Certificate and, in August 2012, the facility was certified by China National Accreditation Service (“CNAS”). In September 2014, the facility was certified by Intertek Satellite Lab and obtained TUV Nord CB Lab certificate in the same year. In Mar 2016, the facility also obtained the CGC Certificate.

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

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar power products such as Trina Solar Ltd., Canadian Solar Inc. and JA Solar Holdings Co., Ltd in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our high quality products, our low manufacturing costs and easy access to key resources from our strategically located production bases in China, Malaysia and Portugal, our recoverable silicon material processing operations and our proprietary process technologies enhance our overall competitiveness.

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

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. Our manufacturing facilities in Shangrao, Jiangxi Province have received the ISO 9001:2015 certification and our manufacturing facilities in Haining, Zhejiang Province have received the ISO 9001 and the ISO14001 certification. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level. In September 2016, we helped create the first PV recycling network in the U.S. In November 2017, we were awarded the Cradle-to-Cradle certificate by SGS, the world’s leading testing, inspection, verification, and certification organization, which demonstrates our commitment to high environmental, health and safety standards in our products and manufacturing processes. In December 2017, we were selected as a 2016-17 Leader in Silicon Valley Toxics Coalition’s Solar Scorecard, a system which ensures that the PV sector is safe for the environment, workers, and communities.

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

In late August 2011, our Haining facility experienced a suspected leakage of fluoride into a nearby small water channel due to extreme and unforeseen weather conditions. On September 15, 2011, residents of Hongxiao Village in proximity to the Haining facility gathered to protest the discharge. The Haining facility suspended production on September 17, 2011. We also took steps recommended by an environmental engineering firms licensed by the PRC government (the “Licensed Engineers”). On September 28, 2011, a committee of experts (the “Experts Committee”) established by the Haining government approved a set of recommendations developed by the Licensed Engineers with our assistance and the Haining government to be implemented by us. On October 6, 2011, the Experts Committee, the Environmental Bureau of the Haining government and representatives of Hongxiao Village reviewed the steps taken by us based on the recommendations of the Experts Committee and provided their comments to JinkoSolar’s management. On October 9, 2011, the Experts Committee notified us that the Experts Committee was satisfied with the steps taken by us and we resumed production at the Haining facility.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to approximately RMB3,716.7 million (US$571.2 million) as of December 31, 2017. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to approximately RMB5,194.0 million (US$798.3 million) as of December 31, 2017. Insurance coverage for Jinko Malaysia’s fixed assets and inventory amounted to approximately RMB1,443.5 million (US$221.9 million) as of December 31, 2017. As of December 31, 2017, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”) of up to US$2,000 million, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$900 million and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar GmbH, JinkoSolar Canada Co., Ltd. and JinkoSolar (U.S.) Inc. of up to RMB24.3 billion (US$3.7 billion).

We engage PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries to provide insurance coverage for the product warranty services for our solar modules worldwide. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 10-year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery.

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of approximately RMB34.3 million, RMB25.3 million and RMB43.0 million (US$6.6 million) in insurance premiums in 2015, 2016 and 2017, respectively.

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

On October 10, 2010, the State Council promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item. On February 16, 2013, the NDRC promulgated the 2013 revised Guideline Catalogue for Industrial Restructuring to be effective on May 1, 2013, the solar power industry is still categorized as an encouraged item.

In response to the increased pace of market development, the State Council, in a statement dated July 4, 2013, announced to support the development of PV production enterprises with high technology and strong market competitiveness, among other matters.

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

On February 10, 2017, the NEA promulgated the Circular on Printing and Distributing the Guidance on Energy Work in 2017, which promotes the construction of PV and thermal power projects. According to this circular, the PRC government planned to add the new construction scale of 20 million kilowatts and the new installed capacity of 18 million kilowatts in 2017.

On July 18, 2017, the NEA, MIIT and the Certification and Accreditation Administration of the PRC jointly promulgated a notice regarding improving technical standards of major photovoltaic products and strengthening supervision to promote the technological progress of photovoltaic industry.

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

On December 25, 2016, the Standing Committee of the National People’s Congress promulgated the Law on Environmental Protection Tax, which will become effective on January 1, 2018. The Law on Environmental Protection Tax reforms and replaces the pollutant discharge fee system, which had been implemented over decades in China. The Law on Environmental Protection Tax provides that, among others, from the effective date, the enterprises, entities and other producers and operators that directly emit taxable pollutants into the environment within the territory and other sea areas under the jurisdiction of the PRC shall pay environmental protection tax instead of pollutant discharge fees. Under the Law on Environmental Protection Tax, taxable pollutants include air and water pollutants, solid waste and noise.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction regulations can be costly, while noncompliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Foreign Investment in Solar Power Business

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog (2017 Revision). Under the current catalog, which was amended in 2017 and became effective on June 28, 2017, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industries are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

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

With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko was grandfathered by the Implementation Circular. Both Jiangxi Jinko and Zhejiang Jinko were subject to a preferential tax rate of 12.5% in 2011 and 2012. Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for 2015, 2016 and 2017. Zhejiang Jinko enjoyed the preferential tax rate of 15% in 2015, 2016 and 2017 and is in the process of obtaining this qualification for 2018, 2019 and 2020. In 2016, Jiangxi Jinko and Jiangxi Materials successfully renewed this qualification, enjoyed the preferential tax rate of 15% in 2017, and will continue to enjoy this preferential tax rate in 2018, if the relevant conditions are met.

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

VAT

Pursuant to the Interim Regulations on Value-added Tax as amended on February 6, 2016 (the “2016 Interim Regulations on Value-added Tax”), and the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are required to pay VAT. The 2016 Interim Regulations on Value-added Tax and their Implementing Rules also provide that gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a rate of 13%. The 2016 Interim Regulation on Value-added Tax was further amended on November 19, 2017, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a VAT rate of 11%.

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

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts (the “Circular 16”), which expands the application scope from only the capital of the foreign-invested enterprises to the capital, foreign debt fund and fund from oversea public offering. Also, Circular 16 allows enterprises to use their foreign exchange capitals under capital accounts allowed by the relevant laws and regulations.

On January 26, 2017, the SAFE issued the Notice on Improving the Check of Authenticity and Compliance to further Promote Foreign Exchange Control (the “Circular 3”), which continuously implements and improves the policy for outward remittance of foreign exchange profit generated from direct investment. In addition, Circular 3 expands the scope of settlement of exchange for domestic loans in foreign currencies, and it is allowed to transfer inward overseas loans under domestic guarantee. The debtor may, directly or indirectly, transfer inward the funds under guarantee by domestic lending, equity investment or other measures.

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

C.	Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Technology Limited*	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.(“Zhejiang Jinko”)	June 30, 2009	PRC	100%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	100%

JinkoSolar GmbH	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.	June 13, 2010	PRC	100%

Xinjiang Jinko Solar Co., Ltd.	May 30, 2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	100%

JinkoSolar (U.S.) Inc.	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd (“Jiangxi Materials”)	December 10, 2010	PRC	100%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L.	July 8, 2011	Italy	100%

JinkoSolar SAS	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd	December 7, 2011	Australia	100%

Jinko Solar Japan K.K.	May 21, 2012	Japan	100%

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd.	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA.	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V.	February 25, 2014	Mexico	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

Jinko Solar Technology SDN.BHD.	January 21, 2015	Malaysia	100%

Jinko Huineng Technology Services Co., Ltd	July 14, 2015	PRC	100%

Zhejiang Jinko Solar Power Sales Co., Ltd	July 29, 2015	PRC	100%

JinkoSolar Enerji Teknolojileri Anonlm Sirketi	April 13, 2017	Turkey	100%

Jinko Solar Sweihan (HK) Limited	October 4, 2016	Hong Kong	100%

Jinko Solar (Shanghai) Managemet Co., Ltd	July 25, 2012	PRC	100%

JinkoSolar Trading Privated Limted	February 6, 2017	India	100%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited**	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.	January 12, 2015	BVI	100%

Canton Best Limited	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited (“Wide Wealth Hong Kong”) ***	June 11, 2012	Hong Kong	100%

JinkoSolar (U.S.) Industrial Inc.	November 16, 2017	United States	100%

*In the fourth quarter of 2016, JinkoSolar Technology Limited (formally known as Paker Technology Limited) disposed of Zhejiang Jinko Financial Leasing Co., Ltd with the consideration of RMB183.0 million (US$26.4 million). Loss of disposal amounted to RMB15.2 million (US$2.2 million) was recognized. Considerations associated with the transaction amounted to RMB13.1 million (US$2.0 million) was collected in 2017. Pursuant to the extended payment terms as agreed in 2017, all the outstanding considerations will be settled by May 2018.

**In the fourth quarter of 2016, JinkoSolar International Development Limited disposed Jinko Solar (Thailand) Co. Ltd with the consideration of RMB2.4 million (US$0.4 million). Loss of disposal amounted to RMB0.1 million (US$0.02 million) was recognized. Consideration associated with the transaction was fully collected as of December 31, 2017.

**In the fourth quarter of 2017, JinkoSolar International Development Limited disposed Lotapera, S.L. with the consideration of RMB27.3 thousand (US$4.2 thousand). Gain on disposal amounted to RMB102.3 thousand (US$15.7 thousand) was recognized. Considerations associated with the transaction have not been collected as of December 31, 2017.

**In the fourth quarter of 2017, JinkoSolar International Development Limited disposed four Mexican power plants, including Energia Solar AHU, S.de R.L. de C.V., Energia Solar CAB, S.de R.L. de C.V., Energia Solar MAZ, S.de R.L. de C.V., and PV Energy SAM, S.de R.L. de C.V., with the consideration of RMB1.3 thousand (US$0.2 thousand). Gain on disposal amounted to RMB154.8 thousand (US$23.8 thousand) was recognized. Considerations associated with the transaction have not been collected as of December 31, 2017.

***In the fourth quarter of 2016, Wide Wealth Hong Kong disposed all of the 55% equity interest indirectly held by us in Jiangxi Jinko Engineering to Shangrao Kangsheng Technology Co., Ltd., a company incorporated with limited liability under the laws of the People’s Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of our board of directors for a total consideration of US$250 million.

In conjunction, JinkoSolar Power repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares with considerations of US$225.0 million from the preferred shareholders, while Wide Wealth Hong Kong agreed to transfer the 45% equity interest of Jiangxi Jinko Engineering to related entities of the preferred shareholders with a total consideration of US$225.0 million. These two transactions were net-settled as agreed among JinkoSolar Power, Wide Wealth Hong Kong and the preferred shareholders.

D.	Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. As of December 31, 2017, we had an integrated annual capacity of 8.0 GW for silicon wafers, 5.0 GW for solar cells and 8.0 GW for solar modules.

Our revenues were RMB15.45 billion, RMB21.40 billion and RMB26.47 billion (US$4.07 billion) in 2015, 2016 and 2017, respectively. We had net income of RMB766.5 million, RMB990.2 million and RMB142.2million (US$21.9 million) in 2015, 2016 and 2017, respectively.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Our business and revenue growth depends on the industry demand for solar power and solar power products. In the second half of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. In early 2010, as the effect of the global financial crisis started to subside, industry demand for solar power and solar power products started to revive. Access to financing continued to improve from 2010 to the first half of 2011, driven by increasing awareness of renewable energy, stronger balance sheets for financing providers and sustainable government incentives to develop solar as an alternative energy solution. However, in 2011, a decrease in payment to solar power producers, in the form of FIT and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as FIT. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. Our business and revenue increased in Europe in 2014, partly due to the significant increase in demand for solar modules in the U.K. Compared with 2014, our revenue increased in North America in 2015 mainly attributable to the significant increase in demand for solar modules in the U.S. China had become the largest solar market in 2016, whereas the demand in India continued to grow rapidly, second to only China and the United States. A strong presence in these markets led to an increase in our revenue despite the decreasing module price as a result of the China FIT cut as well as the uncertainties brought by U.S. President Donald Trump. Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility scale projects was significantly cut down. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. In 2017, China remained the largest solar market and the U.S. market showed strong demand for solar modules, which was second to China, while the emerging markets grew rapidly, especially Mexico and Brazil. However, the market is facing continued increases in module production in excess of market demand, which puts a further downward pressure on the price of solar cells and modules.

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

The prompt collection of receivable has led to faster accounts receivable turnover in 2017. Due to our prompt collection of receivables, our accounts receivable turnover decreased in 2017. Our accounts receivable turnover were 82 days, 108 days and 77 days in 2015, 2016 and 2017, respectively. In particular, in 2015, 2016 and 2017, our accounts receivable turnover in the U.S. were 25 days, 19 days and 39 days, respectively; our accounts receivable turnover in China were 131 days, 144 days and 127 days, respectively. Correspondingly, our provisions for accounts receivables decreased. We recorded provisions for accounts receivable of RMB335.7 million, RMB376.6 million and RMB264.7 million (US$40.7 million) as of December 31, 2015, 2016 and 2017, respectively. Reversal of allowances for doubtful accounts receivable upon subsequent collection were RMB206.3 million, RMB191.5 million and RMB259.4 million (US$39.9 million) in 2015, 2016 and 2017, respectively. Considering the increase in credit sales, we will continue to make assessment and properly provide the provision on doubtful accounts.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, the German government has introduced legislation to reduce the FIT program since 2010 due to the strong growth of its domestic solar market. From 2012 to 2017, the Japanese government cut down its FIT from 40 Yen to 28 Yen for projects below 10KW and from 42 Yen to 21 Yen for projects above 10 KW.

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

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to anti-dumping and countervailing duties imposed by the U.S. government and the European Union. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the U.S. market and European market accounted for 15.3% and 3.5% of our total revenue in 2017, respectively.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2017, we had an integrated annual capacity of 8.0 GW for silicon wafers, 5.0 GW for solar cells and 8.0 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third-party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2015, 2016 and 2017, the average conversion efficiency rate of our solar cells using our monocrystalline silicon wafers was 19.6%, 21.0% and 21.7%, respectively, and the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers was 18.3%, 18.7% and 18.8%, respectively.

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

	2015		2016		2017
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Continuing Operations
Products
Recovered silicon materials	5,201.8	0.0	860.0	0.0	—	—	0.0
Silicon wafers	138,293.4	0.9	136,079.7	0.6	455,695.8	70,039.2	1.7
Solar cells	215,048.3	1.3	155,016.3	0.7	346,069.4	53,189.9	1.3
Solar modules	15,086,256.8	93.8	20,825,750.0	97.3	25,656,934.9	3,943,398.6	96.9
Services
Solar system EPC	—	0.0	269,661.7	1.3	—	—	0.0
Revenue from generated electricity	9,574.1	4.0	13,270.4	0.1	14,243.4	2,189.2	0.1
Total	15,454,374.4	100.0	21,400,638.1	100.0	26,472,943.5	4,068,816.9	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, the sales volumes and approximate average selling prices for the periods indicated:

Continuing operations	2015	2016	2017
Sales volume:
Recovered silicon materials (metric tons)	1.8	0.3	-
Silicon wafers (MW)	118.2	156.3	585.5
Solar cells (MW)	172.8	126.9	268.1
Solar modules (MW)	4,207.6	6,225.3	9,792.2
Average selling price (RMB):
Recovered silicon materials (per kilogram)	2.9	2.9	-
Silicon wafers (per watt)	0.7	0.9	0.8
Solar cells (per watt)	1.2	1.2	1.3
Solar modules (per watt)	3.6	3.3	2.6

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2015, 2016 and 2017, our cost of revenues was RMB12.52 billion, RMB17.53 billion and RMB23.48 billion (US$3.61 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses, impairment of long-lived assets and provision for advance to suppliers.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2015, 2016 and 2017, our selling and marketing expenses were RMB1,144.6 million, RMB1,434.0 million and RMB1,901.4 million (US$292.2 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, impairment of long-lived assets as well as provision for bad debts. In 2015, 2016 and 2017, our general and administrative expenses were RMB521.4 million, RMB778.8 million and RMB470.8 million (US$72.4 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development In 2015, 2016 and 2017, our research and development expenses were RMB143.7 million, RMB181.1 million and RMB294.1 million (US$45.2 million), respectively.

Provision for advance to suppliers. We did not make a provision for the outstanding balances of inventory purchase prepayments in 2015 and 2017. We made RMB0.8 million provision for the outstanding balances of inventory purchase prepayments in 2016.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment in our wafer and cell production line. In 2015, 2016 and 2017, we recognized impairment of long-lived assets of nil, RMB125.5 million and nil, respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2015, 2016 and 2017, we incurred interest expenses of RMB518.7 million, RMB698.0 million and RMB322.0 million (US$49.5 million), net of interest income of RMB58.5 million, RMB56.0 million and RMB58.8 million (US$9.0 million), respectively. Interest expense capitalized associated with the project assets of discontinued operations in 2015, 2016 and 2017 were RMB66.9 million, RMB58.6 million and nil, respectively. Interest expense capitalized associated with the construction projects of continuing operation in 2015, 2016 and 2017 were RMB7.4 million, RMB8.9 million, and RMB17.7 million (US$2.7 million), respectively.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations for us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. In 2015, 2016 and 2017, our government subsidy income, which was not assets related, was RMB103.6 million, RMB168.6 million and RMB147.9 million (US$22.7 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of nil, nil and RMB26.3 million (US$4.0 million) in 2015, 2016 and 2017, respectively.

Exchange (Loss)/Gain, Net

In 2015, we incurred foreign exchange loss of RMB86.5 million, primarily due to the net impact of depreciation of the Euro and appreciation of the U.S. dollars against the Renminbi in 2015. In 2016, we incurred foreign exchange gain of RMB208.8 million due to the appreciation of the U.S. dollars against the Renminbi. In 2017, we incurred foreign exchange loss of RMB114.3 million (US$17.6 million), primarily due to deprecation of the U.S. dollars against the Renminbi.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee income from Jiangxi Jinko Engineering in 2016 and 2017 and expenses related to charitable donations. We had net other income of RMB1.0 million, RMB8.8 million, and RMB59.6 million (US$9.2 million) in 2015, 2016 and 2017, respectively.

Change in Fair Value of Forward Contracts

In 2015, we recognized a gain arising from change in fair value of forward contracts of RMB56.9 million. In 2016 and 2017, we recognized a loss arising from change in fair value of forward contracts of RMB52.6 million and RMB8.2 million (US$1.3 million), respectively.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

We recognized a loss arising from change in fair value of convertible senior notes and capped call options of RMB14.6 million, RMB110.2 million and nil in 2015, 2016 and 2017, respectively. We had repurchased substantially all of the convertible senior notes by February 2017.

Change in Fair Value of Derivative Liability

In 2017, we recognized a loss arising from change in fair value of derivative liability of RMB16.1 million (US$2.5 million), compared with a gain arising from change in fair value of derivative liability of RMB24.6 million in 2016 and a loss arising from change in fair value of derivative liability of RMB2.1 million in 2015.

To finance our overseas power station business operations and expansion, our operating subsidiaries located in Mexico will obtain long-term bank borrowings from local banks, which will carry variable interest rates. With an aim to reduce our interest rate exposure, we entered into a long-term interest rate cap contract in 2016 to fix the interest rate as a fixed rate payer. The rate cap is a derivative which needs to be fair valued at each reporting period end. In 2016 and 2017, we recognized losses arising from the fair value change of the rate cap derivative of RMB10.4 million and RMB16.1 million (US$2.5 million), respectively.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, as amended, and options for a total of 1,486,556 ordinary shares were outstanding as of December 31, 2017. We adopted our 2014 Equity Incentive Plan on August 18, 2014 and options for a total of 7,603,980 ordinary shares were outstanding as of December 31, 2017. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2015, 2016 and 2017:

	2015		2016		2017
Continuing operations	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Cost of revenues	118.3	0.1	333.3	0.4	2,219.3	341.1	3.4
Selling and marketing expense	23,625.8	21.0	15,908.5	17.8	12,722.2	1,955.4	19.6
General and administrative expense	81,024.7	71.9	67,152.5	75.0	46,017.8	7,072.8	71.0
Research and development expense	7,945.6	7.0	6,101.4	6.8	3,908.6	600.7	6.0
Total share-based compensation expenses	112,714.4	100.0	89,567.7	100.0	64,867.9	9,970.0	100.0

The increase in share-based compensation expenses in 2015 was mainly due to the new grants under our 2014 Equity Incentive Plan. As the share options granted under our 2014 Equity Incentive Plan are graded vested in five successive equal annual installments, the share-based compensation expenses decreased in 2016 and 2017.

Taxation

We derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. Under the CIT Law, which became effective on January 1, 2008, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. However, according to the CIT Law and the Implementation Rules of the CIT Law, the “two-year exemption” and “three-year half deduction” tax preferential policy was grandfathered, under which a foreign invested enterprise of a production nature scheduled to operate for no less than ten years would be eligible for a corporate income tax exemption of two years followed by a three-year 50% reduction on its applicable corporate income tax rate, in each case beginning with its first year of profitability. As a result, Jiangxi Jinko and Zhejiang Jinko were exempted from corporate income tax in 2009 and subject to corporate income tax at the reduced rate of 12.5% from 2010 to 2012. Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for 2014, 2015 and 2016. Zhejiang Jinko enjoyed the preferential tax rate of 15% in 2015, 2016 and 2017 and is in the process of obtaining this qualification for 2018, 2019 and 2020. In 2016, Jiangxi Jinko and Jiangxi Materials successfully renewed this qualification, enjoyed the preferential tax rate of 15% in 2017, and will continue to enjoy this preferential tax rate in 2018, if the relevant conditions are met.

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

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the State Council, effective on January 1, 1994 and lately amended and effective on February 6, 2016, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%. In addition, under the current Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

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

We entered into certain sales contracts with retainage terms since 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period which generally range from one year to two years (the “Retainage Period”). Given our limited experience with respect to the collectability of the retainage, we defer recognition of the retainage as revenue until the customers pay us after the Retainage Period expires. As of December 31, 2016 and 2017, the total amounts of retainage that were not recognized as revenue were RMB144.9 million and RMB89.8 million (US$13.8 million), respectively. Additions of retainages in 2015, 2016 and 2017 were RMB35.7 million, RMB19.8 million and RMB8.7 million (US$1.3 million), respectively. Revenue recognized upon the cash collection of the retainages in 2015, 2016 and 2017 was RMB73.8 million, RMB31.1 million and RMB63.8 million (US$9.8 million), respectively. All of the retainages are within the Retainage Period.

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

We recognize revenue related to solar system integration projects on the percentage-of-completion basis. We estimate our revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When we determine that total estimated costs will exceed total revenues under a contract, we record a loss accordingly. No loss provision was recorded in the years ended December 31, 2015, 2016 and 2017.

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

Our downstream solar power projects business, under which we developed, constructed and operated solar power projects in China, including (i) power generation, (ii) EPC, and (iii) connecting solar power projects to the grid and operation and maintenance of the solar power projects, was reported in prior years as the solar power projects segment. We disposed of this segment in the fourth quarter of 2016.

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

Allowances for doubtful accounts receivable were RMB335.7 million, RMB376.6 million and RMB264.7 million (US$40.7 million) for 2015, 2016 and 2017, respectively. With the recovery of solar industry since 2013, we have made significant efforts to improve cash collection for the long-aged accounts receivables. Reversal of allowances for doubtful accounts receivable were RMB206.3 million, RMB191.5 million and RMB259.4 million (US$39.9 million) in 2015, 2016 and 2017, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. Provisions for inventories valuation were RMB98.8 million, RMB439.0 million and RMB313.7 million(US$48.2 million) in 2015, 2016 and 2017, respectively.

In addition, we analyze our firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2015, 2016 and 2017.

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

Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, we capitalize interest on amounts expended on the project at our weighted average cost of borrowing money. Interest expense capitalized associated with the project assets of discontinued operations in 2015, 2016 and 2017 were RMB66.9 million, RMB58.6 million, and nil, respectively. Interest expense capitalized associated with the construction projects of continuing operation in 2015, 2016 and 2017 were RMB7.4 million, RMB8.9 million, and RMB17.7 million (US$2.7 million), respectively.

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

As of December 31, 2015, 2016 and 2017, the balances of project assets were nil, RMB55.1 million and RMB473.7 million (US$72.8 million), respectively.

After the disposition of the domestic downstream solar projects business in the fourth quarter of 2016, all of our project assets related to solar power plants were located out of China as of December 31, 2016 and December 31, 2017.

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

If a sale-leaseback of real estate qualifies for sale-leaseback accounting, an analysis is performed to determine if we can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or capital lease.

Our assets under capital lease transactions are derecognized upon sale at the net book value and rebooked at the financed amount. Any profit or loss on the sale will be deferred and amortized over the useful life of the assets. If the fair value of the assets at the time of the sale is less than its net book value, a loss will be recognized immediately.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback, it is accounted for as a financing, whichever is appropriate under ASC 360.

In 2017, we disposed certain machinery and equipment (“leased assets”) with a net book value of RMB1.02 billion (US$156.2 million) to a third party (the “purchaser-lessor”), and simultaneously entered into three four-year contracts to lease back the leased assets from the purchaser-lessor. Deferred loss related to these sales leaseback transactions amounted to of RMB266.5 million (US$41.0 million), which is recognized upon disposal and will be amortized into expense over the remaining useful lives of the leased assets. We amortized related disposal loss amounted to RMB14.7 million (US$2.3 million) in 2017.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. The impairment of long-lived assets related to the retirement of certain equipment in the wafer and cell production line that had become obsolete were nil, RMB125.5 million and nil in 2015, 2016 and 2017, respectively. The provision for impairment of long-lived assets in 2016 was attributable to the replacement of certain equipment in order to enhance production automation.

Warranty cost

We typically sell our solar modules with either a 5-year or 10-year warranty for product defects and a 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, we are exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

Consistent with the practice of the solar industry, we have adopted the equivalent of 1% of product revenues to estimate the cost of our warranty obligation and recorded a warranty liability on that basis. In light of the historical sharp decline and the anticipated long-term decreasing trend of module prices, which we estimate to reflect replacement cost, as well as based on the accumulation of longer operating experience, we reassessed and updated the estimation of future warranty costs with effect from December 31, 2016 and 2017. The updated accrual basis consists two major inputs, which are the 1% expected failure rate and the product replacement cost. Based on our actual claims incurred during the past years which appears to be consistent with the market practice, we projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on our actual claims experience in the historical periods as well as management’s current best estimation, we believe that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by us, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation, we reversed previous years’ recorded warranty liability of RMB92.1 million and RMB117.2 million (US$18.0 million) in 2016 and 2017, respectively.

The warranty costs were classified as current liabilities under a balance sheet item named other payables and accruals and non-current liabilities under a balance sheet item named accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. In 2015, 2016 and 2017, warranty costs accrued for modules delivered in the same periods before the reversals due to updated project replacement cost were RMB149.3 million, RMB257.5 million and RMB299.3 million (US$46.0 million), respectively. The utilization of the warranty accruals in 2015, 2016 and 2017 were RMB18.2 million, RMB12.0 million and RMB114.1 million (US$17.5 million), respectively. Increase in the utilization of warranty accruals in 2017 was mainly due to defects in a specific batch of raw materials provided by a certain former supplier of us, and no such claims are expected to incur in the future. Considering the defective modules only comprised a small portion of our module shipments, it is less likely to have a significant impact on our estimation on the expected failure rate of module production.

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

Government grants

Government grants related to technology upgrades and export market developments are recognized as subsidy income when received. In 2015, 2016 and 2017, we received financial subsidies of RMB103.6 million, RMB168.6 million and RMB147.9 million, (US$22.7 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of nil, nil and RMB26.3 million (US$4.0 million) in 2015, 2016 and 2017, respectively.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income taxes are not provided on undistributed earnings of our subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of our PRC subsidiaries intended to be permanently reinvested total RMB3,121.9 million (US$479.8 million) and the amount of the unrecognized deferred taxes liabilities on the permanently reinvested earnings was RMB156.1 million (US$24.0 million) as of December 31, 2017.

Valuation allowances are determined by assessing both positive and negative evidence and have been provided against the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2015, 2016 and 2017, valuation allowances of RMB54.8 million, RMB66.2 million and RMB86.4 million (US$13.3 million) were provided against deferred tax assets because it was more likely than not that such portion of deferred tax would not be realized based on our estimate of the future taxable income of all our subsidiaries. If events occur in the future that allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowances were reversed in 2015, 2016 and 2017, when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance and the cumulative income position of certain subsidiaries, we have determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, we reversed the valuation allowance of RMB21.8 million in 2017.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2015, 2016 and 2017, we did not record any liability for any uncertain tax positions.

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

Inputs related to the Binomial Tree option pricing model for the valuation of the fair value of available-for-sale investment are: spot price, conversion price, time to maturity, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity. The following methods were adopted for each input:

a.	Spot price: quoted closing price of listed shares of Kinexia SpA (KNX IM) as of each re-measurement date;

b.	Conversion price: according to the indenture of the subject available-for-sale investment;

c.	Time to maturity: time period from the respective re-measurement date to maturity date. Maturity date was referred from the indenture of the subject available-for-sale investment;

d.	Expected dividend yield: based on indicative dividend yield of the underlying company (i.e. KNX.IM) as of each re-measurement date;

e.	Expected share volatility: based on the implied volatility of the listed shares of Kinexia (i.e. KNX.IM) with a time period equal to the time to maturity as of each re-measurement date;

f.	Risk free interest rate: based on the yield of Italy Treasury Bonds with a maturity equal to the time to maturity as of each re-measurement date; and

g.	Yield-to-maturity: based on the average yield-to-maturity of comparable corporate bullet bonds with similar remaining maturity period and credit risk as of each re-measurement date.

In 2013, we recognized gain from a change in fair value of available-for-sales investment of RMB6.0 million. In 2014, we recognized loss from a change in fair value of available-for-sales of RMB5.8 million. In December 2015, upon the maturity of such available-for-sales investment, we decided to waive the conversion right and chose to collect the total outstanding balance in cash. Considering the uncertainties of the cash collection, we provided full provision for the outstanding receivable of RMB21.9 million as of December 31, 2015. In 2016, we received part of the cash repayment amounted to RMB11.6 million and reversed an equivalent amount of bad debt provisions. As of December 31, 2016 and 2017, we provided full provision for the outstanding receivables amounted to RMB10.3 million and RMB10.3 million (US$1.6 million), respectively.

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

A summary of changes in fair value of capped call options in 2015 and 2016 were as follows:

	For the year ended December 31,
	2015	2016
	RMB	RMB
Balance at January 1,	21,098,263	17,490,323
Foreign exchange gain	2,562,342	736,212
Change in fair value of capped call options	(6,170,282)	(18,226,535)
Balance at December 31,	17,490,323	-

We did not incur any change in fair value of capped call options in 2017.

A summary of changes in fair value of convertible senior notes in 2015, 2016 and 2017 were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at January 1,	1,540,398,645	1,506,981,361	423,739,708
Issuance of convertible senior notes	-	-	-
Foreign exchange (gain)/loss	96,678,461	43,448,795	(845,071)
Change in fair value of convertible senior notes	8,400,918	92,015,957	-
Repurchase of convertible senior notes	(138,496,663)	(1,218,706,405)	(422,829,295)
Balance at December 31,	1,506,981,361	423,739,708	65,342

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

	2015		2016		2017
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)
Consolidated Statement of Operations Data:
Continuing operations:
Revenues	15,454,374.4	100.0	21,400,638.1	100.0	26,472,943.5	4,068,816.9	100.0
Sales of solar modules	15,086,256.8	97.6	20,825,750.1	97.3	25,656,934.9	3,943,398.6	96.9
Sales of silicon wafers	138,293.4	0.9	136,079.7	0.6	455,695.8	70,039.2	1.7
Sales of solar cells	215,048.3	1.4	155,016.3	0.7	346,069.4	53,189.9	1.3
Sales of recovered silicon materials	5,201.8	0.0	860.0	0.0	-	-	-
Solar system integration projects	-	-	269,661.7	1.3	-	-	-
Revenue from generated electricity	9,574.1	0.1	13,270.4	0.1	14,243.4	2,189.2	0.1
Cost of revenues	(12,522,913.8)	(81.0)	(17,531,299.2)	(81.9)	(23,481,375.1)	(3,609,021.3)	(88.7)
Gross profit	2,931,460.6	19.0	3,869,338.9	18.1	2,991,568.4	459,795.6	11.3
Total operating expenses	(1,809,655.3)	(11.7)	(2,520,235.8)	(11.8)	(2,666,306.2)	(409,803.8)	(10.1)
Income from operations	1,121,805.2	7.3	1,349,103.2	6.3	325,262.2	49,991.9	1.2
Interest expenses, net	(311,018.6)	(2.0)	(359,296.3)	(1.7)	(245,529.6)	(37,737.2)	(0.9)
Subsidy income	101,873.6	0.7	168,646.6	0.8	147,916.8	22,734.4	0.6
Exchange (loss)/gain	(86,517.7)	(0.6)	208,811.4	1.0	(114,344.6)	(17,574.4)	(0.4)
Other income, net	1,036.3	0.0	8,768.4	0.0	59,646.9	9,167.6	0.2
Investment income	-	-	4,902.5	0.0	-	-	-
Gain on disposal of subsidiaries	-	-	5,017.9	0.0	257.1	39.5	0.0
Change in fair value of forward contracts	56,931.9	0.4	(52,561.8)	(0.2)	(8,211.4)	(1,262.1)	(0.0)
Change in fair value of call spread options	(370.4)	(0.0)	-	-	-	-	-
Change in fair value of derivative liability	(2,096.0)	(0.0)	24,573.3	0.1	(16,122.3)	(2,478.0)	(0.1)
Change in fair value of convertible senior notes and capped call options	(14,571.2)	(0.1)	(110,242.5)	(0.5)	-	-	-
Income tax expenses	(100,533.8)	(0.7)	(257,487.0)	(1.2)	(4,628.0)	(711.3)	(0.0)
Equity in income of affiliated companies	-	-	-	-	(2,055.7)	(316.0)	(0.0)
Income from continuing operations, net of tax	766,539.3	5.0	990,235.6	4.6	142,191.4	21,854.4	0.5
Discontinued operations:
Gain on disposal of discontinued operations before income taxes	-	-	1,007,884.1	4.7	-	-	-
Income from discontinued operations before income taxes	105,089.6	0.7	48,146.3	0.2	-	-	-
Income tax expense, net	(11,329.8)	(0.1)	(54,466.1)	(0.3)	-	-	-
Income from discontinued operations, net of tax	93,759.8	0.6	1,001,564.3	4.7	-	-	-
Net income	860,299.1	5.6	1,991,799.8	9.3	142,191.4	21,854.4	0.5
Less: Net loss attributable to the non-controlling interests from continuing operations	(63.3)	(0.0)	(432.5)	(0.0)	485.7	74.6	0.0
Less: Net income attributable to the non-controlling interests from discontinued operations	4,270.5	0.0	6,044.5	0.0	-	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	172,340.4	1.1	159,477.9	0.7	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	683,751.5	4.4	1,826,710.0	8.5	141,705.7	21,779.8	0.5

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

2017 compared with 2016

Revenues. Our revenues increased by 23.7% from RMB21.40 billion in 2016 to RMB26.47 billion (US$4.07 billion) in 2017, primarily due to the increase in shipments of solar modules, which was partially offset by the decline in average selling prices.

Our sales of solar modules increased by 23.2% from RMB20.83 billion in 2016 to RMB25.66 billion (US$3.94 billion) in 2017, primarily due to the significant increase in sales volume of solar modules, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 57.3% from 6,225.3 MW in 2016 to 9,792.2 MW in 2017. The average selling price of our solar modules decreased by 21.3% from RMB3.33 per watt in 2016 to RMB2.62 per watt (US$0.38 per watt) in 2017, primarily due to oversupply of solar power products in the market which led to a decrease in the market value of solar modules.

Our sales of silicon wafers increased by 234.8% from RMB136.1 million in 2016 to RMB455.7 million (US$70.0 million) in 2017. The sales volume of our silicon wafers increased by 274.6% from 156.3 MW in 2016 to 585.5 MW in 2017. The average selling price of our silicon wafers decreased by 11.1% from RMB0.9 per watt in 2016 to RMB0.8 per watt in 2017.

Our sales of solar cells increased by 123.3% from RMB155.0 million in 2016 to RMB346.1 million (US$53.2 million) in 2017. The sales volume of our solar cells increased by 111.3% from 126.9 MW in 2016 to 268.1 MW in 2017. The average selling price of our solar cells remained stable from 2016 to 2017.

Our revenue generated from providing solar system integration services decreased from RMB269.6 million in 2016 to nil in 2017 due to disposal of our household solar project business in the fourth quarter of 2016.

Our revenue from the sale of electricity generated by our solar power projects in continuing operations increased from RMB13.3 million in 2016 to RMB14.2 million (US$2.2 million) in 2017, primarily due to our acquisition of two solar power projects in Italy in the middle of 2016.

Cost of Revenues. Our cost of revenues increased by 33.9% from RMB17.53 billion in 2016 to RMB23.48 billion (US$3.61 billion) in 2017, primarily due to the increase in shipments of solar modules.

Gross Profit. Our gross profit decreased by 22.7% from RMB3,869.3 million in 2016 to RMB2,991.6 million (US$459.8 million) in 2017. Our gross margin decreased from 18.1% in 2016 to 11.3% in 2017, primarily due to the sharp decline in the average selling prices of solar modules.

Operating Expenses. Our operating expenses increased by 5.8% from RMB2,520.2 million in 2016 to RMB2,666.3 million (US$409.8 million) in 2017, primarily as a result of increase in shipping costs and warranty costs, which were partially offset by the disposal gain in property, plant and equipment and the decrease in bad debt expenses due to the reversal of allowance for doubtful accounts upon subsequent collections. Based on the updated warranty estimation, we reversed the warranty expense related to prior years by RMB92.1 million and RMB117.2 million (US$18.0 million) in 2016 and 2017, respectively.

Our selling and marketing expenses increased by 32.6% from RMB1,434.0 million in 2016 to RMB1,901.4 million (US$292.2 million) in 2017, primarily due to the increased transportation expenses, which amounted to RMB388.9 million (US$59.8 million) in 2017 and the increase of warranty costs netting of by reversal of prior years’ warranty costs amounted to RMB117.2 million (US$18.0 million).

Our general and administrative expenses decreased by 39.6% from RMB778.8 million in 2016 to RMB470.8 million (US$72.4 million) in 2017, primarily due to the gain on disposal of property, plant and equipment amounted to RMB100.8 million (US$15.5 million) as a result of the disposition of solar power facilities owned by our Jiangxi and Zhejiang subsidiaries and reversal of provision for allowance of doubtful accounts amounted to RMB194.6 million (US$29.9 million) as a result of our efforts to improve cash collection for long-aged accounts receivables.

Our research and development expenses increased by 62.4% from RMB181.1 million in 2016 to RMB294.1 million (US$45.2 million) in 2017 due to increased research and development activities.

Income from Operations. As a result of the foregoing, our income from operations decreased by 75.9% from RMB1,349.1 million in 2016 to RMB325.3 million (US$50.0 million) in 2017. Our operating profit margin decreased from 6.3% in 2016 to 1.2% in 2017.

Interest Expenses. Our interest expenses decreased by 31.7% from RMB359.3 million in 2016 to RMB245.5 million (US$37.7 million) in 2017 due to the repurchase of US$232.6 million convertible senior notes and the repayment of US$123.5 million in bond payables.

Subsidy Income. Our subsidy income decreased from RMB168.6 million in 2016 to RMB147.9 million (US$22.7 million) in 2017, primarily due to change of subsidies received from local government.

Exchange Gain / (Loss). We recognized foreign exchange gain of RMB208.8 million in 2016 and a foreign exchange loss of RMB114.3 million (US$17.6 million) in 2017, primary due to the exchange fluctuations of the U.S. dollars against the Renminbi.

Other Income/(Expense). We had other income of RMB59.6 million (US$9.2 million) in 2017, compared with other income of RMB8.8 million in 2016 which is primarily due to our provision of guarantee service to Jiangxi Jinko Engineering.

Change in Fair Value of Forward Contracts. We recognized a loss arising from change in fair value of foreign currency forward contracts of RMB8.2 million (US$1.3 million) in 2017, compared with a loss of RMB52.6 million in 2016, primarily due to the fluctuation of Renminbi against the U.S. dollars.

Change in Fair Value of Derivative Liability. We recorded a loss arising from change in fair value of derivative liability of RMB16.1 million (US$2.5 million) in 2017, compared with a gain of RMB24.6 million in 2016.

Income Tax Expense. We recorded an income tax expense of RMB4.6 million (US$0.7 million) in 2017, compared with an income tax expense of RMB257.5 million in 2016. The effective tax rate was 3.1% in 2017, compared with 20.6% in 2016, mainly due to one of our overseas subsidiaries receiving a tax exemption in the first quarter of 2017 for a five-year period starting from August 2015 and additional deduction for research and development costs approved by local tax bureau in the second quarter of 2017. We determined that the future taxable income of certain of our subsidiaries with strong financial performance would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB21.8 million (US$3.4 million) in 2017.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB1,826.7 million in 2016 to RMB141.7 million (US$21.8 million) in 2017. Our net profit margin decreased from 8.5% in 2016 to 0.5% in 2017.

2016 compared with 2015

Revenues. Our revenues increased by 38.5% from RMB15.45 billion in 2015 to RMB21.40 billion in 2016, primarily due to the increase in shipments of solar modules, which was partially offset by the decline in average selling prices.

Our sales of solar modules increased by 38.0% from RMB15.09 billion in 2015 to RMB20.83 billion in 2016, primarily due to the significant increase in sales volume, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 47.5% from 4,207.6 MW in 2015 to 6,225.3 MW in 2016. The average selling price of our solar modules decreased by 3.5% from RMB3.59 per watt in 2015 to RMB3.33 per watt in 2016, primarily due to over-supply of solar power products in the market which led to a decrease in the market value of solar modules.

Our sales of silicon wafers decreased by 1.6% from RMB138.3 million in 2015 to RMB136.1 million in 2016. The sales volume of our silicon wafers increased by 32.2% from 118.2 MW in 2015 to 156.3 MW in 2016. The average selling price of our silicon wafers decreased by 25.0% from RMB1.2 per watt in 2015 to RMB0.9 per watt in 2016.

Our sales of solar cells decreased by 27.9% from RMB215.0 million in 2015 to RMB155.0 million in 2016. The sales volume of our solar cells decreased by 26.6% from 172.8 MW in 2015 to 126.9 MW in 2016. The average selling price of our solar cells remained stable from 2015 to 2016.

Our revenue generated from providing solar system integration services increased from nil in 2015 to RMB269.6 million in 2016, primarily due to the continued growth of our household solar project business. We disposed of our household solar project business in the fourth quarter of 2016.

Our revenue from the sale of electricity generated by our solar power projects in continuing operations increased from RMB9.6 million in 2015 to RMB13.3 million in 2016, primarily due to our acquisition of two solar power projects in Italy in 2016.

Cost of Revenues. Our cost of revenues increased by 40.0% from RMB12.52 billion in 2015 to RMB17.53 billion in 2016, primarily due to the increase in shipments of solar modules.

Gross Profit. Our gross profit increased by 32.0% from RMB2,931.5 million in 2015 to RMB3,869.3 million in 2016. Our gross margin decreased from 19.0% in 2015 to 18.1% in 2016, primarily due to the sharp decline in the average selling prices of solar modules since the third quarter of 2016.

Operating Expenses. Our operating expenses increased by 39.3% from RMB1,809.7 million in 2015 to RMB2,520.2 million in 2016, primarily as a result of the increase of shipping cost, impairment of property, plant and equipment, partially offset by the impact of warranty expense reversals. Based on the updated warranty estimation, we reversed the warranty expense related to prior years by RMB92.1 million in 2016.

Our selling and marketing expenses increased by 25.3% from RMB1,144.6 million in 2015 to RMB1,434.0 million in 2016, primarily due to the increase in transportation expenses and warranty costs, which were in line with the increase in our sales.

Our general and administrative expenses increased by 73.6% from RMB521.4 million in 2015 to RMB905.1 million in 2016, primarily due to the provision for disposal and impairment of property, plant and equipment, and the provision for allowance of doubtful accounts.

Our research and development expenses increased by 26.1% from RMB143.7 million in 2015 to RMB181.1 million in 2016.

Income from Operations. As a result of the foregoing, our income from operations increased by 20.3% from RMB1,121.8 million in 2015 to RMB1,349.1 million in 2016. Our operating profit margin was 7.3% in 2015 and 6.3% in 2016.

Interest Expenses. Our interest expenses increased by 15.5% from RMB311.0 million in 2015 to RMB359.3 million in 2016.

Subsidy Income. Our subsidy income increased significantly from RMB101.9 million in 2015 to RMB168.6 million in 2016, primarily due to more one-time nature of government subsidies.

Exchange Gain / (Loss). We recognized foreign exchange loss of RMB86.5 million in 2015 and a foreign exchange gain of RMB208.8 million in 2016, primary due to the exchange fluctuations of the U.S. dollars against the Renminbi.

Other Income/(Expense). We had other income of RMB8.8 million in 2016, compared with other income of RMB1.0 million in 2015.

Change in Fair Value of Forward Contracts. We recognized a loss in fair value of foreign currency forward contracts of RMB52.6 million in 2016, compared with a gain of RMB56.9 million in 2015, primarily due to the fluctuation of Renminbi against the U.S. dollars in 2016.

Change in Fair Value of Derivative Liability. We recorded a gain of RMB24.6 million in 2016, compared with a loss of RMB2.1 million in 2015.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We recorded a loss of RMB110.2 million in 2016, compared with a loss of RMB14.6 million in 2015, primary due to the volatility of our stock prices.

Income Tax Expense. We recorded an income tax expense of RMB257.5 million in 2016, compared with an income tax expense of RMB100.5 million in 2015. The effective tax rate was negative 20.6% in 2016, compared with 11.6% in 2015. We determined that the future taxable income of certain of our subsidiaries with strong financial performance would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB26.9million in 2016, resulting in a 8.9% increase in effective tax rate in 2016.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB683.8 million in 2015 to RMB1,826.7 million in 2016. Our net profit margin increased from 4.4% in 2015 to 8.5% in 2016.

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

We recognized a gain of RMB1.01 billion (US$145.2 million) because of the disposition in 2016.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2017, we had RMB1.93 billion (US$296.4 million) in cash and cash equivalents and RMB833.1 million (US$128.0 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB3.31 billion (US$508.6 million) as of December 31, 2017, of which RMB1.59 billion (US$244.8million) will be due in 2018. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes. We are opening our first U.S. factory in Jacksonville, Florida, of which the annual production of solar modules is expected to be 400 MW. We leased buildings and lands for the factory under a non-cancelable operating lease from a third party. Total amount of the related operating lease commitments will be up to RMB104.6 million in the future.

As of December 31, 2017, we had total bank credit facilities available of RMB13.66 billion (US$2.10 billion) with various banks, of which RMB9.08 billion (US$1.39 billion) were drawn down and RMB4.58 billion (US$0.71 billion) were available.

As of December 31, 2017, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB6.20 billion (US$953.6 million). As of December 31, 2017, we had short-term borrowings outstanding of RMB2.79 billion (US$429.0 million), RMB3.17 billion (US$487.6 million), RMB237.2 million (US$36.5 million) and RMB3.0 million (US$0.5 million), which were denominated in RMB, U.S. dollars, JPY and INR, respectively, and bearing a weighted average interest rates of 3.81%, 3.51%, 0.75% and 9% per annum, respectively.

As of December 31, 2017, we pledged property, plant and equipment of a total net book value of RMB1.686 billion (US$286.0 million), land use rights of a total net book value of RMB187.8 million (US$28.9 million) and inventories of a total net book value of RMB171.1 million (US$26.3 million) to secure repayment of our short-term borrowings of RMB736.0 million (US$113.2 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings.

We have long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB379.8 million (US$58.4 million), which bore interest at an average annual rate of 3.73% as of December 31, 2017. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2017, we pledged property of a net book value of RMB187.4 million (US$28.8 million) to secure repayment of borrowings of RMB67.6 million (US$10.4 million). As of December 31, 2017, long-term loans in the amount of RMB333.7 million (US$51.9 million) will be due for repayment after one year, but within five years.

In addition, we have repayment obligations under our convertible senior notes. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance upon Regulation S of the Securities Act. We repurchased an aggregate principal amount of US$88.9 million of such notes for a total consideration of RMB85.6 million in 2016. As of December 31, 2016, we had outstanding convertible senior notes due 2019 in the principal amount of US$61.1 million. We completed the repurchase of substantially all of the convertible senior notes in February 2017. As of December 31, 2017, we had outstanding convertible senior notes in the principal amount of US$10 thousand.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries that are registered as wholly owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from the our PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the our shareholders. Our net assets subject to the above restrictions were RMB4.97 billion (US$763.8 million), representing 74% of our total consolidated net assets as of December 31, 2017. Cash and cash equivalents of our PRC subsidiaries which intended to reinvest their earnings permanently amounted to RMB1,060.2 million (US$163.0 million) as of December 31, 2017.

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

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo, the term of which was later extended to October 2019. The credit limit was raised to US$40.0 million in June 2015 and further to US$60.0 million in July 2016 through amendments to the credit agreement. Borrowings under the credit agreement will be used to support our working capital and business operations.

In May 2015, we signed a US$20.0 million three-year bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations.

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad to support our working capital and business operations in Malaysia.

In May 2017, we provided a guarantee due April 2019 for a loan of Sweihan PV Power Company P.J.S.C, our equity investee, for developing overseas solar power projects, in an aggregate principal amount not exceeding US$42.9 million.

In June 2017, we signed a JPY4.1 billion syndicated loan agreement up to two years with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan.

In July 2017, we issued medium term notes of RMB300.0 million due July 2020 for working capital purposes.

In July 2017, we entered into a four-year financial lease in the amount of RMB600.0 million to support the improvement of our production efficiency.

In September 2017, we filed a prospectus supplement to sell up to an aggregate of US$100 million of our ADSs through the ATM program. In January 2018, we terminated the ATM program and did not sell any ADSs under the ATM program.

In September 2017, we signed a JPY500.0 million one-year facility agreement with ORIX Bank Corporation to provide working capital and support for our business operations in Japan.

In December 2017, we signed a US$20.0 million due August 2018 bank facility agreement with Societe Generale to support our working capital and business operations.

In February 2018, we closed the follow-on offering of 4,140,000 ADSs, each representing four of our ordinary shares, par value US$0.00002 per share, at US$18.15 per ADS. The net proceeds of the follow-on offering to us, after deducting underwriting commissions and fees and estimated offering expenses, was approximately US$71.1 million. Concurrently with the follow-on offering, we completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, our chairman, and Mr. Kangping Chen, our chief executive officer, of its purchase of US$35 million of our ordinary shares.

We had negative working capital as of December 31, 2017. Our management believes that our cash position as of December 31, 2017, the cash expected to be generated from operations, net proceeds of US$71.1 million from our follow-on offering closed in February 2018, and funds available from borrowings under our bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from April 24, 2018, the date of issuance of our consolidated financial statements for 2017 included in this annual report.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2015	2016	2017
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by/ (used in) operating activities	1,339,049.5	(1,802,967.7)	(177,092.7)	(27,218.6)
Net cash (used in) investing activities	(3,314,637.7)	(6,908,979.8)	(2,433,193.4)	(373,975.0)
Net cash provided by financing activities	3,850,632.5	7,455,061.2	2,109,758.5	324,263.9
Net increase/ (decrease) in cash and cash equivalents	1,906,643.4	(1,182,246.6)	(573,114.6)	(88,086.1)
Cash and cash equivalents at the beginning of the year	1,777,020.7	2,392,591.1	2,501,417.5	384,460.8
Cash balance recorded in the held-for-sale assets	-	1,291,072.9	-	-
Cash and cash equivalents at the end of the year	3,683,664.1	2,501,417.5	1,928,302.9	296,374.7

Operating Activities

Net cash used in operating activities in 2017 was RMB177.1 million, consisting primarily of (i) an increase in accounts receivables of RMB699.0 million due to the increase in sales; (ii) an increase in prepayments and other current assets of RMB690.3 million; and (iii) a decrease in advance from – third parties of RMB622.1 million, partially offset by (i) depreciation of property, plant and equipment of RMB600.5 million; (ii) an increase of accounts payable – third parties of RMB390.4 million; and (iii) provision of inventory of RMB313.7 million.

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

Investing Activities

Net cash used in investing activities in 2017 was RMB2,433.2 million, consisting primarily of (i) cash paid for short-term investments and restricted short-term investment of RMB5,805.7 million, (ii) the purchase of property, plant and equipment of RMB2,178.5 million; and (iii) cash paid for project assets of RMB386.3 million, partially offset by cash collected from short-term investments of RMB5,901.4 million.

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

Financing Activities

Net cash provided by financing activities in 2017 was RMB2,109.8 million, consisting primarily of (i) borrowings of RMB18.29 billion, (ii) an increase in notes payable of RMB875.7 million, and (iii) cash received from sales leaseback of RMB600 million, partially offset by (i) repayment of borrowings to third parties of RMB16.85 billion, and (ii) an increase in restricted cash for notes payable of RMB514.6 million, and (iii) repayment of convertible senior notes of RMB422.8 million.

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

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB3,034.0 million, RMB4,038.8 million and RMB2,592.0 million (US$398.4 million) in 2015, 2016 and 2017, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have been focusing on improving our efficiency to reduce our unit cost and have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to approximately RMB3.31 billion (US$508.6 million) as of December 31, 2017, of which RMB1.59 billion (US$244.8 million) will be due in 2018 and RMB1.72 billion (US$263.8 million) will be due after one year but within five years. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts. Our reliance on equipment and spare parts suppliers may also expose us to potential risks.”

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. Further, in 2016, the FASB issued five amendments to the new standard. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires us to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires us to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, we satisfy a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2018. Early adoption is permitted but not before periods beginning on or after January 1, 2017. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption.

We will adopt the new revenue standard effective on January 1, 2018 by applying the modified retrospective method with a cumulative catch up adjustment of initially applying this standard recognized at the date of initial application. We have identified and evaluated all of our contracts with customers, and compared the requirements of the new standard with our current accounting policies. This includes an analysis of, among other things: the timing of revenue recognition and the allocation of value for performance obligations that might be bundled within contractual arrangements. We have also evaluated whether any revenue-related costs for commissions, customer acquisition or similar costs would be affected by the new standard.

As a result of adopting the new accounting standard, for the sales contracts with retainage terms, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period from one year to two year (“Retainage Period”), revenue from retainage will be recognized upon us satisfying our performance obligation to transfer the goods to our customers instead of deferring recognition until the customers pay us after the Retainage Period expires. We expect revenue recognition for our other sales arrangements, including sales of solar modules, wafers, cells and revenue from generated electricity, to remain materially consistent with our historical practice.

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

In August, 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows”, a proposed ASU on restricted cash in response to an EITF consensus-for-exposure. The proposed ASU would require an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The proposal’s primary purpose is to eliminate the diversity in practice related to how entities classify and present changes in restricted cash in the cash flow statement in accordance with ASC 230. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We do not expect that the new standard will have a material impact on our consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We not expect that the new standard will have a material impact on our consolidated financial statements.

In November, 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. We do not expect that the new standard will have a material impact on our consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We do not expect that the new standard will have a material impact on our consolidated financial statements.

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

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. We are in the process of evaluating the impact of this guidance on our consolidated financial statements.

In August 2017, the Financial Accounting Standard Board (“FASB”) issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We are in the process of evaluating the impact of this guidance on our consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to address specific consequences of the U.S. Tax Reform. The update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the U.S. Tax Reform. The accounting update is effective January 1, 2019, with early adoption permitted, and is to be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized. We are currently evaluating the impact of the new standard on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. As of December 31, 2017, our research and development team consisted of 309 experienced researchers and engineers, of which, 119 experienced engineers were located in the Shangrao Economic Development Zone of Jiangxi Province and 190 experienced engineers were located in Haining, Zhejiang Province. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research.

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

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we will partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which will be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge battery technologies. In 2016, we established cooperative relationship with Sun Yat-Sen University and the National University of Singapore in the research of solar modules and solar cells, respectively. In 2017, we partnered with TÜV Rheinland, an independent provider of technical services for testing, inspection, certification, consultation and training, to develop standardized testing methods for bifacial PV technology.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2015, 2016 and 2017, our research and development expenses were approximately RMB143.7 million, RMB181.1 million and RMB294.1 million (US$45.2 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 351 patents by the State Intellectual Property Office of the PRC, including 305 utility model patents, 43 invention patent and three design patents. We also have 285 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 225 trademarks in the PRC, such as “”, “” and “”, and six trademarks in Hong Kong and Taiwan, including “”, and “”.We also have three trademarks registered in WIPO. We have pending trademark applications of 42 trademarks in 33 countries and regions, including India, Thailand, South Africa, and United Arab Emirates. In addition, we have registered four trademarks in the United States, three trademarks in Canada and 14 trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2017 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

Continuing operations	Payment due by period
Contractual Obligations	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
	(RMB in thousands)
Short-term Debt Obligations*	6,307,510	6,307,510	-	-	-
Long-term Debt Obligations*	430,174	13,798	330,435	7,284	78,657
Convertible Senior Notes*	65	-	65	-	-
Operating Lease Obligations	357,039	54,114	84,861	76,303	141,761
Capital Commitment	3,309,349	1,592,950	1,716,399	-	-
Total	10,404,137	7,968,372	2,131,760	83,587	220,418

* Includes accrued interests.

G.	Safe Harbor

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	43	Chairman of the board of directors
Kangping Chen	45	Director and chief executive officer
Xianhua Li	44	Director and vice president
Longgen Zhang	54	Director
Wing Keong Siew	67	Independent director
Steven Markscheid	64	Independent director
Yingqiu Liu	68	Independent director
Haiyun (Charlie) Cao	41	Chief financial officer
Musen Yu	69	Vice president
Zhiqun Xu	51	Vice president

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

Mr. Longgen Zhang has been our director since May 2014. He was our chief financial officer from September 2008 to September 2014, and our financial advisor from September 2014 to February 2018. Prior to joining us, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master’s degree in professional accounting and a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

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

Mr. Steven Markscheid has been an independent director of our company since September 15, 2009. Mr. Markscheid is a venture partner at DealGlobe, a Shanghai based investment bank. He serves as independent non-executive director of CNinsure, Inc., Ener-Core Inc., ZZ Capital International Ltd., ChinaCast Education Corporation, and is also a trustee of Princeton-in-Asia. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE, he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE, he worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. He began his career with the US-China Business Council, in Washington D.C. and Beijing. He received his bachelor’s degree in East Asian Studies from Princeton University in 1976, his master’s degree in international affairs from Johns Hopkins University in 1980 and an MBA from Columbia University in 1991.

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

In 2017, we paid cash compensation in the aggregate amount of RMB19.8 million (US$3.0 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was approximately RMB399.0 thousand (US$61.3 thousand) in 2017.

Share Incentive Plans

2009 Long Term Incentive Plan

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, which was subsequently amended and restated. Our 2009 Long Term Incentive Plan provides for the grant of incentive plan options, restricted shares, restricted share units, share appreciation rights and other share-based awards, referred to as the “Awards.” The purpose of the 2009 Long Term Incentive Plan is to attract, retain and motivate key directors, officers and employees responsible for the success and growth of our company by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company. We have reserved 9,322,380 ordinary shares for issuance under our 2009 Long Term Incentive Plan.

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

•	7,021,300 share options granted to directors and employees will vest and exercisable in five successive equal annual installments on the last day of each year from grant date.

•	1,659,580 share options granted to an officer will vest by 40% on the grant date, and 30% on each of the second and third anniversaries of the grant date. In addition, if the officer’s employment with JinkoSolar Power is terminated as a result of certain defined events or situations, any then unvested share options for this officer will immediately become fully vested.

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

Share Options

As of the date of this annual report, options to purchase 9,052,668 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares		Exercise Price (US$)	Grant Date	Expiration Date
Kangping Chen	*		3.2875	October 10, 2014	October 9, 2024
Xiande Li	*		3.2875	October 10, 2014	October 9, 2024
Haiyun (Charlie) Cao	*		1.42475	December 21, 2012	January 31, 2019
	*		3.2875	October 10, 2014	October 9, 2024
Xianhua Li	*		3.2875	October 10, 2014	October 9, 2024
Steven Markscheid	*		3.2875	October 10, 2014	October 9, 2024
Yingqiu Liu	*		3.2875	April 13, 2015	April 13, 2025
Wing Keong Siew	*		3.2875	October 10, 2014	October 9, 2024
Zhiqun Xu	*		1.42475	October 1, 2011	September 30, 2018
	*		3.2875	October 10, 2014	October 9, 2024
Longgen Zhang	160,000	**	3.2875	October 10, 2014	October 9, 2024
Other Employees	5,074,536		1.42~6.50	December 21, 2012	January 31,2019
				October 1, 2013	September 30, 2018
				October 1, 2013	September 30, 2020
				October 10, 2014	October 9, 2024
				November 15,2016	November 15,2026

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

**	The outstanding shares will be beneficially owned upon exercise of all options.

C.	Board Practices

Board of Directors

Our board of directors currently consists of seven directors. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our company to be composed of independent directors, nor does the Cayman Islands law require that of a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our company to borrow money, and to mortgage or charge our undertakings, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or pledged as security for any debt, liability or obligation of our company or of any third party.

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

Nominating Committee

Our nominating and corporate governance committee consists of Yingqiu Liu, Xiande Li and Steven Markscheid, and is chaired by Xiande Li., Yingqiu Liu and Steven Markscheid satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election by the shareholders or appointment by the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regard to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to our company;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	reporting regularly to the full board of directors.

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

As of December 31, 2015, 2016 and 2017, we had a total of 14,035, 16,920 and 12,696 employees, respectively. As of December 31, 2017, we had 12,696 full-time employees, including 10,185 in manufacturing, 1,183 in research and development, 249 in sales and marketing and 1,079 in administration. Substantially all of these employees are located in China with a small portion of employees based in the U.S., Europe and other countries and regions.

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

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB281.0 million, RMB355.8 million and RMB484.8 million (US$74.5 million), respectively, as of December 31, 2015, 2016 and 2017. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)	24,800,849	15.9%
Kangping Chen(4)	15,091,100	9.6%
Xianhua Li(5)	6,057,100	3.9%
Longgen Zhang	—	—
Wing Keong Siew	—	—
Steven Markscheid	—	—
Yingqiu Liu	—	—
Haiyun (Charlie) Cao	—	—
All Directors and Executive Officers as a group	45,949,049	29.4%
Principal Shareholders:
Brilliant Win Holdings Limited(3)	17,735,449	11.3%
Yale Pride Limited(4)	10,540,234	6.7%
Guolao Investments(5)	10,107,200	6.5%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 156,457,441 ordinary shares, being the number of shares outstanding as of the date of this annual report (excluding 515,077 ADSs representing 2,060,308 ordinary shares reserved for future grants under our share incentive plans, and 1,723,200 ordinary shares as treasury stock), and the number of ordinary shares underlying options exercisable by such person or group within 60 days of the date of this annual report.

(3)	Represents 17,735,449 ordinary shares held by Brilliant Win Holdings Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

(4)	Represents 10,540,234 ordinary shares held by Yale Pride Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Mr. Chen is the brother-in-law of Mr. Xiande Li.

(5)	Represents 10,107,200 ordinary shares beneficially owned by Guolao Investments in the form of ADSs, as reported in the Schedule 13G amendment it filed on February 7, 2018. Guolao Investments is a Cayman Islands company and its address is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, KY1-1002, Cayman Islands.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of the date of this annual report, 156,457,441 ordinary shares are issued and outstanding (excluding 515,077 ADSs representing 2,060,308 ordinary shares reserved for future grants under our share incentive plans, and 1,723,200 ordinary shares as treasury stock). As of the date of this annual report, we have one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2016 and 2017.

	As of December 31,
	2016	2017
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from Gansu Heihe Hydropower Industrial Investment LLC. (“Gansu Heihe”, in which JinkoSolar owns 9% equity interests)	44,616	-
Accounts receivable from Jiangxi Jinko Engineering for sales of solar modules and others	1,414,039,443	1,049,200,951
Accounts receivable from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai)	-	1,063,841,109

Advances to related parties
Advances to subsidiaries of ReneSola	661,788	-

Notes receivables from related parties:
Notes receivables from Jiangxi Jinko Engineering for sales of solar modules	610,200,000	-

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	68,106	8,000
Other receivables from Jiangxi Jinko Engineering for receivable related to disposal of subsidiaries	-	28,634
Other receivables due from Sweihan Solar Holding Company	-	653,420
Other receivables from Jiangxi Jinko Engineering for miscellaneous transactions	16,704,113	6,712,861
Prepayments to Jiangxi Jinko Engineering for outsourcing services	-	10,333,131
Other receivables from Jiangxi Jinko Engineering for provision of guarantee	62,352,655	28,856,153

Other assets from related parties:
Other assets from Jiangxi Jinko Engineering for provision of guarantee	173,375,586	146,025,979

Total	2,277,446,307	2,305,660,238

Accounts payable due to a related party:
Accounts payable due to subsidiaries of ReneSola	-	800,027
Accounts payable due to Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”, in which JinkoSolar owns 30% equity interests)	-	4,528,869

Advances from related parties
Advances from Jiangxi Jinko Engineering for sales of solar modules	60,541,490	37,344,500
Advances from subsidiaries of ReneSola	-	55,444

Other payables due to a related party:
Other payables to Desun for leasing of land and buildings	7,528,551	8,628,855
Other payables due to Jiangxi Jinko Engineering for payments on behalf of our company	68,505,022	3,704,629

Total	136,575,063	55,062,324

(1)	Mr Xianshou Li, chairman and chief executive officer of Renesola, is the brother of Mr Xiande Li, chairman of the board of directors of us.
(2)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts we advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(3)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

In connection with our disposal of downstream solar project business in China in 2016, we entered into a master service agreement with Jiangxi Jinko Engineering under which we agreed to provide guarantee for Jiangxi Jinko Engineering’s financing obligations under its separate loan agreements. In the event that Jiangxi Jinko Engineering fails to perform its obligations under the loan agreements or otherwise defaults thereunder, we will become liable for Jiangxi Jinko Engineering’s obligations under the loan agreements, which amounted to RMB5.84 billion (US$897.9 million) as of December 31, 2017.We charge Jiangxi Jinko Engineering service fees for the debt payment guarantee service according the master service agreement.

In addition, according to the side agreement signed among Jiangxi Jinko Engineering, investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power) and us, the investors of Jiangxi Jinko Engineering will have the right to require Jiangxi Jinko Engineering to redeem the common shares of Jiangxi Jinko Engineering held by them, and, as a result of a guarantee issued by us, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, we will become liable for Jiangxi Jinko Engineering’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. We will also charge Jiangxi Jinko Engineering service fees for the redemption guarantee service according the master service agreement. On June 22, 2017, Jiangxi Jinko Engineering and all its investors reached a new articles of association in which terms and clauses related to the common share redemption guarantee were removed. Hence, management reversed unamortized redemption guarantee liabilities amounted to RMB22.1 million as well as the corresponding receivables amounted to RMB20.4 million. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1.7 million (US$0.3 million) was recognized as other income in the year ended December 31, 2017.

Pursuant to the master service agreement, guarantee service fee would be settled semi-annually, and we believe that the service fees we charge for the guarantee services are at market rates.

The guarantee receivables will be eliminated upon the receipt of guarantee fees from Jiangxi Jinko Engineering. We received RMB52.6 million (US$8.1 million) guarantee fees from Jiangxi Jinko Engineering in 2017.

As of December 31, 2016 and December 31, 2017, we recorded the guarantee fee income receivable amounted to RMB235.7 million and RMB227.5 million and a guarantee liability amounted to RMB226.1 million and RMB148.2 million. The guarantee liability will be amortized over the expected guarantee period in the subsequent reporting periods. Other income from Jiangxi Jinko Engineering for the guarantee fee amortized for the period from November to December, 2016 and through the year ended December 31, 2017 amounted to RMB9.6 million and RMB64.2 million (US$9.9 million), respectively.

After the disposition date of downstream solar project business through December 31, 2016 and in 2017, sales of solar module products to subsidiaries of Jiangxi Jinko Engineering amounted to RMB35.2 million and RMB453.3 million (US$69.6 million), respectively.

After the establishment of SweihanSolar Holding Company Limited through December 31, 2017, sales of solar module products to Sweihan PV Power Company P.J.S.C amounted to RMB1,219.8 million (US$187.5 million).

In 2016 and 2017, revenues from sales of products to subsidiaries of Gansu Heihe amounted to RMB103.0 million and nil, respectively.

After the disposition date of downstream solar project business through December 31, 2016 and in 2017, rental services provided to subsidiaries of Jiangxi Jinko Engineering amounted to RMB0.3 million and RMB2.1 million (US$0.3 million) operating lease agreement, respectively.

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to us. Since the establishment date of the Jinko-Tiansheng through December 31, 2017, Jinko-Tiansheng charged us processing services fee amounted to RMB8.4 million (US$1.3 million). Price of the processing services was decided based on the market price.

In 2015, 2016 and 2017, revenues from sales of products to subsidiaries of ReneSola amounted to nil, nil, and RMB6.5 million (US$1.0 million), respectively.

In 2015, 2016 and 2017, raw materials purchased from a subsidiary of ReneSola amounted to RMB62,640, nil and RMB2.9 million (US$0.4 million), respectively.

In the fourth quarter of 2017, JinkoSolar International Development Limited disposed Lotapera and four Mexico power plants with the consideration of RMB28,634 (US$4,383). Considerations associated with the transaction have not been collected as of December 31, 2017.

In November 2017, we entered into an agreement with Jiangxi Jinko Engineering, which entrusted Jiangxi Jinko Engineering to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by us, enabling Jiangxi Jinko Engineering to monitor the construction and daily operations of these power stations. We retain ownership of these power stations and there exists no call or other rights of Jiangxi Jinko Engineering in these stations. We agree to pay service fees calculated based on the actual costs incurred by Jiangxi Jinko Engineering during the power stations’ construction period and a fixed amount fee during the operation period. We paid RMB13.1 million (US$2.0 million) in advance and recorded service expenses incurred in 2017 amounted to RMB2.7 million (US$0.4 million) as cost of project assets.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun charged Jiangxi Jinko RMB1.1 million (US$0.2 million) in rent in 2015, 2016 and 2017, respectively.

As of December 31, 2017, we entered into a RMB90.0 million loan agreement with a domestic bank which was collateralized on Desun's building and land use right amounted to RMB24.6 million (US$, and JinkoSolar’s certain building and equipment.

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

Legal and Administrative Proceedings

In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the U.S. Department of Commerce and U.S. International Trade Commission against the Chinese solar industry, accusing Chinese producers of CSPV cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the antidumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into the U.S. of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us are 13.94% (for antidumping margin) and 15.24% (for countervailing rate). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce. In January 2014, the U.S. Department of Commerce initiated the first administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, our tariff rates for dumping and subsidy are 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates will be the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the tariff rates applicable to us remained at 9.67% (for antidumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The fourth administrative reviews are pending as of the date of this annual report, and therefore, the final tariff rates applicable to us are subject to change. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the antidumping and countervailing duty orders with respective to crystalline silicon photovoltaic cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely to lead to continuation or recurrence of a net countervailable subsidy. The U.S. International Trade Commission’s determination of the five-year reviews are pending as of the date of this annual report. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the antidumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The fifth administrative reviews are pending as of the date of this annual report, and therefore, the final tariff rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new antidumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the antidumping duty order and countervailing duty order. As a result, the final cash deposits are required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us are 65.36% (for antidumping) and 38.43% (for countervailing). The actual antidumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative review of the antidumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the antidumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. The tariff rates applicable to us remained at 65.36% (for antidumping) and 38.43% (for countervailing).

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) are being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigations are not country specific. They involve imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) are causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned are subject to the safeguard measures established in the U.S. President’s final result, which includes that the CSPV cells and modules imported will be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we are planning to construct a manufacturing facility in the United States, and the products manufactured in the facility should not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States before the facility is operational and that we are able to ship products from the facility. Our imports of solar cells and modules into the United States are expected to be subject to the duties imposed by Section 201 Investigation starting in February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the White House under the Section 201 Investigation.

In August 2017, the United States Trade Representative initiated an investigation pursuant to the Trade Act of 1974, as amended (the “Trade Act”), to determine whether acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation are actionable under the Trade Act (“Section 301 Investigation”). The findings from the United States Trade Representative with the assistance of the interagency Section 301 committee show that the acts, policies, and practices of the Chinese government related to technology transfer, intellectual property and innovation are unreasonable or discriminatory and burden or restrict the U.S. commerce. On March 22, 2018, the U.S. President directed his administration to take a range of actions responding to China’s acts, policies, and practices involving the unfair and harmful acquisition of U.S. technology. These actions include imposing an additional duty of 25 percent on products from China in aerospace, information and communication technology, and machinery. On April 3, 2018, the United States Trade Representative proposes a list of products from China which will be subject to the additional duty. The list of products, which the United States Trade Representative may further revise, may affect the solar industry and the establishment of our new manufacturing facility in the United States.

Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We made provisions of RMB12.1 million (US$1.9 million) for preliminary U.S. countervailing and anti-dumping duties in 2017. However, as the final tariff rates applicable to us are subject to the outcome of the administrative reviews which may be substantially increased by the U.S. Department of Commerce, we cannot assure you that our provision made is sufficient and our business and results of operations may be materially adversely affected if the outcome of the administrative reviews turn out to be negative.

In March 2018, the U.S. President signed a memorandum, instructing the relevant authorities to impose restrictions on China based on a report on investigation against China under the Trade Act (“Section 301 Investigation”) issued by the Office of the U.S. Trade Representative. According to the memorandum, the tariffs on US$60 billion of Chinese exports to the United States in response to China’s alleged theft of U.S. intellectual property. The above action may restraint import from China which may affect the solar industry, especially to the business like ours.

On October 11, 2011, JinkoSolar, along with our directors and officers at the time of our initial public offering, or the Individual Defendants, and the underwriters of our initial public offering were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.). In an amended complaint filed on June 1, 2012, the plaintiff, representing a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 22, 2011, inclusive, alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The amended complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. On January 22, 2013, the District Court issued a Memorandum and Order dismissing the amended complaint as against all defendants. The plaintiff appealed the District Court’s Order to the United States Court of Appeals for the Second Circuit, which issued an order on July 31, 2014 vacating the District Court’s Order and remanding the case to the District Court for further proceedings. Defendants filed a further motion to dismiss the amended complaint. On January 22, 2015, JinkoSolar agreed, subject to court approval, to settle the lawsuit. The settlement, if approved, will also resolve all related claims against JinkoSolar’s officers and directors as well as the underwriters involved in JinkoSolar’s public offerings during the relevant period. Under the terms of the proposed settlement, the members of the proposed class will receive a settlement fund of $5.05 million, less any court-approved fees. JinkoSolar will contribute a portion of the settlement fund, and JinkoSolar’s insurers will fund the remaining portion. JinkoSolar will not take any charge in connection with the settlement. JinkoSolar has denied, and continues to deny, the allegations and is entering into this settlement solely to eliminate the uncertainty, burden and expense of further protracted litigation. On March 11, 2016, the District Court entered an Order and Final Judgment approving such settlement, certifying the proposed class for settlement purposes, and dismissing the amended complaint with prejudice.

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for approximately RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which Jiangxi Jinko requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January 2016, Wuxi Zhongcai also changed the compliant, in which it claimed for the liquidated damages amounting to approximately RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million and rejected the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. The first court hearing was held on November 22, 2017. The above two lawsuits are pending before the Supreme People’s Court as of the date of this annual report. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012.

In the fourth quarter of 2017, we decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa. In December 2017, the South African Revenue Services (“SARS”), issued a letter of demand in terms of the Customs and Excise Act (the “Act”). The demand is for the amount of approximately ZAR573.1 million (US$42.4 million) against JinkoSolar (Pty) Ltd, our subsidiary. SARS alleges that JinkoSolar (Pty) Ltd’s importation of certain components for the manufacturer of solar panels and the rebate of customs duty did not comply with the Act. We are of the view that SARS’ decision to persist with the letter of demand for the amounts in question is without any legal basis and intend on vigorously defending all claims against JinkoSolar (Pty) Ltd. JinkoSolar (Pty) Ltd has submitted an application to SARS for the suspension of payment for the amount demanded, pending the finalization of the dispute. JinkoSolar (Pty) Ltd intends to lodge an internal appeal in terms of section 77A – 77F of the Act against the decision of SARS to claim the amounts demanded and the basis thereof. We assessed the potential impact of the dispute and concluded that the potential exposure JinkoSolar (Pty) Ltd. would be subject to is less than RMB70,000, which is immaterial to our consolidated financial statements.

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

Our ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010. Our ADSs trade under the symbol “JKS.” For the period from May 14, 2010 to December 31, 2017, the trading price of our ADSs on the NYSE has ranged from US$2.00 to US$24.05 per ADS. The following table provides the high and low market prices for our ADSs on the NYSE.

	Price per ADS
	High	Low
	(US$)
Annual highs and lows
2010 (from May 14, 2010)	41.75	8.23
2011	32.21	4.55
2012	10.07	2.01
2013	34.88	3.96
2014	37.98	16.83
2015	32.28	14.32
2016	27.43	12.72
2017	30.50	13.70
Quarterly highs and lows
First Quarter 2016	27.43	16.95
Second Quarter 2016	24.04	18.88
Third Quarter 2016	21.17	14.32
Fourth Quarter 2016	17.69	12.72
First Quarter 2017	17.98	13.70
Second Quarter 2017	22.19	16.30
Third Quarter 2017	30.50	19.61
Fourth Quarter 2017	29.38	21.90
First Quarter 2018	25.06	17.18
Second Quarter 2018 (through April 23, 2018)	20.04	18.81
Monthly highs and lows
October 2017	26.67	22.60
November 2017	28.41	24.18
December 2017	26.66	22.58
January 2018	25.06	20.94
February 2018	21.80	17.18
March 2018	20.50	17.50
April 2018 (through April 23, 2018)	20.04	18.81

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010 under the symbol “JKS.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

People’s Republic of China Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Tax.”

U.S. Federal Income Taxation

Introduction

The following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities or currencies, brokers, traders in securities electing to mark to market, financial institutions, U.S. expatriates, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more of our stock by vote or value). If a partnership holds ordinary shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ordinary shares or ADSs should consult its own tax advisor regarding the U.S. tax consequences of its investment in the ordinary shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders or alternative minimum tax considerations.

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

Subject to certain exceptions for short-term positions, certain dividends received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States and was not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). We should be a qualified foreign corporation because our ADSs are listed on the NYSE. Accordingly, subject to the conditions described above and the discussions below under “—Passive Foreign Investment Company,” dividends paid by us on shares represented by ADSs generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, so long as the Secretary of the United States Treasury has determined such treaty is satisfactory for purposes of the reduced rate and such treaty includes an exchange of information program. The Secretary of the United States Treasury has determined that the U.S. income tax treaty with China satisfies these requirements. Accordingly, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation described above (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of ordinary shares.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs, and, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. In certain circumstances, however, if U.S. Holders have held the ordinary shares or ADSs for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a U.S. foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular circumstance.

A distribution of additional ordinary shares or ADSs or rights to subscribe for ordinary shares or ADSs to U.S. Holders with respect to their ordinary shares or ADSs that is made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2017 taxable year, and we do not currently intend or anticipate becoming a PFIC for our 2018 taxable year or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2017, our foreign exchange forward contracts had a total notional value of US$10 million. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a loss relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB8.2 million (US$1.3 million) in 2017. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We incurred a net foreign-exchange loss of RMB114.3 million (US$17.6 million) in 2017 due to the appreciation of the U.S. dollars against the Renminbi. We incurred a net foreign-exchange gain of RMB208.8 million in 2016 and a net foreign-exchange loss of RMB86.5 million in 2015.

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

As of December 31, 2017, we held RMB1,928.3 million (US$296.4 million) in cash and cash equivalents, of which RMB1,212.2 million (US$186.3 million) were denominated in U.S. dollars, a 10% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB192.8 million (US$29.6 million) in our cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31, 2017, our total outstanding RMB denominated short-term borrowings were RMB2.79 billion (US$429.0 million) with a weighted average interest rate of 3.81% per annum and RMB denominated long-term borrowing were RMB242.6 million (US$37.3 million) with a weighted average interest rate of 3.30%. In addition, as of December 31, 2017, we had outstanding short-term loans of RMB3 million denominated and payable in INR with a weighted average interest rate of 9% per annum, outstanding short-term loans of RMB3.17 billion (US$487.6 million) denominated and payable in U.S. dollars with a weighted average interest rate of 3.51% per annum, and outstanding short-term loans of RMB237.2 million (US$36.5 million) denominated and payable in JPY with a weighted average interest rate of 0.75% per annum. In addition, we had outstanding long-term loans of RMB137.2 million (US$21.1 million) denominated and payable in U.S. dollars with a weighted average interest rate of 4.5% per annum.

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo, the term of which was later extended to October 2019. The credit limit was raised to US$40.0 million in June 2015 and further to US$60.0 million in July 2016 through amendments to the credit agreement. Borrowings under the credit agreement will be used to support our working capital and business operations

In May 2015, we signed a US$20.0 million three-year bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations.

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad to support our working capital and business operations in Malaysia.

In May 2017, we provided a guarantee due April 2019 for a loan of Sweihan PV Power Company P.J.S.C, our equity investee, for developing overseas solar power projects, in an aggregate principal amount not exceeding US$42.9 million.

In June 2017, we signed a JPY4.1 billion syndicated loan agreement up to two years with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan.

In July 2017, we issued medium term notes of RMB300.0 million due July 2020 for working capital purposes.

In July 2017, we entered into a four-year financial lease in the amount of RMB600.0 million to support the improvement of our production efficiency.

In September 2017, we signed a JPY500.0 million one-year facility agreement with ORIX Bank Corporation to provide working capital and support for our business operations in Japan.

In December 2017, we signed a US$20.0 million due August 2018 bank facility agreement with Societe Generale to support our working capital and business operations.

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

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

● Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.05 (or less) per ADS (or portion of each ADS)	● Any cash distribution to ADS registered holders

$1.50 per ADR or ADRs	● Transfer of ADRs

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution or sale of securities to holders of deposited securities that are distributed by the depositary to ADS registered holders

$.05 per ADSs per calendar year (or portion of each ADS)	● Depositary services

Registration or transfer fees	● Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	● Cable, telex and facsimile transmissions and deliveries (at the request of persons depositing or ADS registered holders delivering shares, ADRs and deposited securities)

● Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2017, the depositary paid us an annual reimbursement of approximately US$207.4 thousand for legal and investor relations expenses.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.      Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2017, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred in 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2016	2017
	(RMB)	(RMB)	(US$)
	(in thousands)
Audit fees	6,300	5,390	828
Audit-related fees (1)	-	1,310	201
Tax fees (2)	-	-	-
Total	6,300	6,700	1,029

(1)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with our F-3 filing, additional offering in 2017 and follow-on offering and concurrent offering of additional shares in 2018.

(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advice.

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

Not applicable.

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

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our corporate governance and nominating committee consists of two independent directors and one executive director.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the Securities and Exchange Commission on February 9, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on May 12, 2010)

4.1	2009 Long Term Incentive Plan, amended and restated as of September 28, 2011 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 18, 2012)

4.2	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.3	Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.5	English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.6	English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.7	English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.8	2014 Equity Incentive Plan (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 16, 2015)

4.9	Subscription Agreement Schedule and Amended and Restated Subscription Agreement among the Registrant, JinkoSolar WWG Investment Co., Ltd., JinkoSolar Power Engineering Group Limited, Jiangxi JinkoSolar Engineering Co., Ltd., Jinko Power Co., Ltd. and MEGCIF Investments 6 Limited (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 16, 2015)

4.10	Master Services Agreement between the Registrant and Jiangxi JinkoSolar Engineering Co., Ltd. dated October 18, 2016 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on March 29, 2017)

4.11	English translation of Share Purchase Agreement between Wide Wealth Group Holdings Limited and Shangrao Kangsheng Technology Co., Ltd. dated October 18, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on March 29, 2017)

4.12	Distribution Agency Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. dated September 27, 2017 (Incorporated by referent to Exhibit 1.1 on Form 6-K filed with the Securities and Exchange Commission on September 27, 2017.)

4.13	Subscription Agreement between the Registrant and Tanka International Limited dated February 5, 2018 (Incorporated by referent to Exhibit 10.1 on Form 6-K filed with the Securities and Exchange Commission on February 8, 2018.)

4.14	Underwriting Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. dated February 7, 2018 (Incorporated by referent to Exhibit 1.1 on Form 6-K filed with the Securities and Exchange Commission on February 8, 2018.)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

By:	/s/ Kangping Chen
Name:	Kangping Chen
Title:	Director and Chief Executive Officer

Date:     April 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JinkoSolar Holding Co., Ltd  and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing in Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 24, 2018

We have served as the Company’s auditor since 2008.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	For the year ended December 31
	2015	2016	2017
Continuing operations	RMB	RMB	RMB	USD
				(Note 2 (an))
Revenues from third parties	15,454,374,366	21,262,113,142	24,791,272,869	3,810,348,872
Revenues from related parties	-	138,524,950	1,681,670,585	258,468,037
Total revenues	15,454,374,366	21,400,638,092	26,472,943,454	4,068,816,909
Cost of revenues	(12,522,913,795)	(17,531,299,173)	(23,481,375,053)	(3,609,021,264)
Gross profit	2,931,460,571	3,869,338,919	2,991,568,401	459,795,645
Selling and marketing	(1,144,559,326)	(1,434,038,816)	(1,901,358,676)	(292,233,478)
General and administrative	(521,425,475)	(778,766,905)	(470,844,706)	(72,367,506)
Provision for advance to suppliers	-	(799,899)	-	-
Impairment of long-lived assets	-	(125,524,021)	-	-
Research and development	(143,670,521)	(181,106,128)	(294,102,790)	(45,202,771)
Total operating expenses	(1,809,655,322)	(2,520,235,769)	(2,666,306,172)	(409,803,755)
Income from operations	1,121,805,249	1,349,103,150	325,262,229	49,991,890
Interest expenses, net	(311,018,583)	(359,296,332)	(245,529,598)	(37,737,208)
Subsidy income	101,873,574	168,646,557	147,916,764	22,734,390
Exchange (loss)/gain, net	(86,517,698)	208,811,416	(114,344,622)	(17,574,447)
Other income, net	1,036,319	8,768,365	59,646,911	9,167,562
Investment income	-	4,902,527	-	-
Gain on disposal of subsidiaries	-	5,017,888	257,070	39,511
Change in fair value of forward contracts	56,931,943	(52,561,784)	(8,211,404)	(1,262,070)
Change in fair value of call spread options	(370,437)	-	-	-
Change in fair value of derivative liability	(2,096,024)	24,573,266	(16,122,313)	(2,477,954)
Change in fair value of convertible senior notes and capped call options	(14,571,200)	(110,242,492)	-	-
Income from continuing operations before income taxes	867,073,143	1,247,722,561	148,875,037	22,881,674
Income tax expenses	(100,533,829)	(257,487,006)	(4,628,003)	(711,311)
Equity in loss of affiliated companies	-	-	(2,055,669)	(315,951)
Income from continuing operations, net of tax	766,539,314	990,235,555	142,191,365	21,854,412
Discontinued operations
Gain on disposal of discontinued operations before income taxes	-	1,007,884,060	-	-
Income from discontinued operations before income taxes	105,089,584	48,146,259	-	-
Income tax expense, net	(11,329,810)	(54,466,059)	-	-
Income from discontinued operations, net of tax	93,759,774	1,001,564,260	-	-
Net income	860,299,088	1,991,799,815	142,191,365	21,854,412
Less: Net income/(loss) attributable to the non-controlling interests from continuing operations	(63,348)	(432,541)	485,676	74,647
Less: Net income attributable to the non-controlling interests from discontinued operations	4,270,460	6,044,451	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	172,340,442	159,477,930	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	683,751,534	1,826,709,975	141,705,689	21,779,765

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from continuing operations -
Basic	6.15	7.87	1.10	0.17
Diluted	6.00	7.63	1.08	0.17
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from continuing operations -
Basic	24.60	31.48	4.40	0.68
Diluted	24.00	30.52	4.32	0.68
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from discontinued operations -
Basic	(0.66)	6.64	-	-
Diluted	(0.65)	6.40	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from discontinued operations -
Basic	(2.64)	26.56	-	-
Diluted	(2.60)	25.60	-	-

Weighted average ordinary shares outstanding
Basic	124,618,416	125,870,272	128,944,330	128,944,330
Diluted	127,802,961	130,590,441	131,687,230	131,687,230

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	USD
				(Note 2 (an))
Net income	860,299,088	1,991,799,815	142,191,365	21,854,412
Other comprehensive income:
-Unrealized loss on available-for-sale securities	(412,529)	-	-	-
-Exchange loss on warrant liability	(3,950,373)	-	-	-
-Foreign currency translation adjustments	5,070,890	96,919,050	(81,488,175)	(12,524,503)
-Release of translation difference due to the liquidation of a foreign subsidiary	-	(4,716,918)	-	-
Comprehensive income	861,007,076	2,084,001,947	60,703,190	9,329,909
Less: comprehensive income attributable to non-controlling interests	4,207,112	5,611,910	485,676	74,647
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	856,799,964	2,078,390,037	60,217,514	9,255,262

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

	December 31, 2016	December 31, 2017
	RMB	RMB	USD
			(Note 2 (an))
ASSETS
Current assets:
Cash and cash equivalents	2,501,417,491	1,928,302,849	296,374,721
Restricted cash	318,784,923	833,071,955	128,040,815
Restricted short-term investments	3,333,450,365	3,237,772,923	497,636,587
Short-term investments	71,301,081	2,684,530	412,605
Accounts receivable, net - related parties	1,414,084,059	2,113,042,060	324,768,618
Accounts receivable, net - third parties	4,753,715,319	4,497,634,528	691,273,770
Notes receivable, net - related parties	610,200,000	-	-
Notes receivable, net - third parties	915,314,761	571,231,826	87,796,724
Advances to suppliers - related parties	661,788	-	-
Advances to suppliers - third parties	325,766,259	397,076,248	61,029,502
Inventories, net	4,473,514,697	4,273,729,991	656,860,273
Forward contract receivables	640,876	-	-
Other receivables - related parties	79,124,874	46,592,198	7,161,090
Deferred tax assets - current	130,675,655	-	-
Prepayments and other current assets	766,644,253	1,706,717,271	262,317,640
Total current assets	19,695,296,401	19,607,856,379	3,013,672,345
Non-current assets:
Restricted cash - non-current	197,214,485	248,672,003	38,220,187
Project assets, net	55,063,496	473,731,224	72,811,156
Investments in affiliates	7,200,000	22,321,863	3,430,808
Property, plant and equipment, net	4,738,681,353	6,680,187,156	1,026,725,967
Land use rights, net	450,940,595	443,269,172	68,129,224
Intangible assets, net	20,296,727	25,742,411	3,956,536
Deferred tax assets - non-current	134,791,362	275,372,108	42,323,918
Other assets – related parties	173,375,586	146,025,979	22,443,782
Other assets – third parties	617,779,748	713,226,373	109,620,886
Total non-current assets	6,395,343,352	9,028,548,289	1,387,662,464
Total assets	26,090,639,753	28,636,404,668	4,401,334,809

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

	December 31, 2016	December 31, 2017
	RMB	RMB	USD
			(Note 2 (an))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	-	5,328,896	819,036
Accounts payable - third parties	4,290,070,506	4,658,202,091	715,952,552
Notes payable - third parties	4,796,766,263	5,672,496,637	871,846,770
Accrued payroll and welfare expenses	582,275,670	721,380,096	110,874,091
Advances from related parties	60,541,490	37,399,944	5,748,266
Advances from third parties	1,376,919,487	748,958,838	115,112,866
Income tax payable	168,111,676	27,779,845	4,269,684
Forward contract payables	-	4,520,619	694,806
Convertible senior notes - current	423,739,708	-	-
Deferred tax liabilities - current	17,074,064	-	-
Derivative liability - current	10,364,075	26,486,388	4,070,883
Bond payable and accrued interests	-	10,256,583	1,576,408
Short-term borrowings, including current portion of long-term bank borrowings	5,488,629,040	6,204,440,312	953,605,015
Other payables and accruals	1,019,420,371	1,804,799,594	277,392,618
Other payables - related parties	76,033,573	12,333,484	1,895,622
Guarantee liabilities to related parties	52,710,970	28,033,530	4,308,675
Total current liabilities	18,362,656,893	19,962,416,857	3,068,167,292
Non-current liabilities:
Long-term borrowings	488,519,559	379,788,937	58,372,491
Accrued income tax – non-current	-	6,041,195	928,515
Long-term payables	44,015,631	538,410,044	82,752,109
Bond payables	-	298,425,000	45,867,083
Accrued warranty costs - non-current	511,208,557	571,718,223	87,871,482
Convertible senior notes	-	65,342	10,043
Deferred tax liability - non current	50,650,530	70,121,943	10,777,545
Guarantee liabilities to related parties - non current	173,375,586	120,154,085	18,476,345
Total non-current liabilities	1,267,769,863	1,984,724,769	305,046,613
Total liabilities	19,630,426,756	21,947,141,626	3,373,213,905
	-	-	-
Commitment and contingencies
Redeemable non-controlling interests	-	-	-

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 128,456,466 and 133,869,274 shares issued as of December 31, 2016 and December 31, 2017, respectively, 126,733,266 and 132,146,074 shares outstanding as of December 31, 2016 and December 31, 2017, respectively.)	17,881	18,604	2,859
Additional paid-in capital	3,145,262,253	3,313,608,385	509,292,284
Statutory reserves	466,252,857	516,885,853	79,443,901
Accumulated other comprehensive income	104,784,173	23,295,998	3,580,529
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2016 and December 31, 2017	(13,875,553)	(13,875,553)	(2,132,633)
Retained earnings	2,758,267,275	2,849,339,968	437,935,534
Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,460,708,886	6,689,273,255	1,028,122,474
Non-controlling interests	(495,889)	(10,213)	(1,570)
Total shareholders' equity	6,460,212,997	6,689,263,042	1,028,120,904
Total liabilities, redeemable non-controlling interest and shareholders' equity	26,090,639,753	28,636,404,668	4,401,334,809

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	Ordinary shares issued				JinkoSolar Holding Co., shareholders' equity
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss)/income	Number of Treasury Stock	Treasury Stock	Retained earnings (Accumulated losses)	Non-controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2014	126,015,230	17,560	2,794,024,929	251,905,070	11,874,053	(1,723,200)	(13,875,553)	463,151,264	25,721,931	3,532,819,254
Share-based compensation expense	-	-	112,714,385	-	-	-	-	-	-	112,714,385
Appropriation to statutory reserves	-	-	-	99,858,201	-	-	-	(99,858,201)	-	-
Foreign currency exchange translation adjustment	-	-	-	-	5,070,890	-	-	-	-	5,070,890
Exchange loss on derivative liability-warrants	-	-	-	-	(3,950,373)	-	-	-	-	(3,950,373)
Unrealized gain on available-for-sale investment	-	-	-	-	499,212	-	-	-	-	499,212
Realize gain on available-for-sale investment	-	-	-	-	(911,741)	-	-	-	-	(911,741)
Exercise of share options	1,181,900	151	17,596,865	-	-	-	-	-	-	17,597,016
Accretion to redemption value of redeemable Non-controlling interests	-	-	-	-	-	-	-	(172,340,442)	-	(172,340,442)
Net income	-	-	-	-	-	-	-	856,091,976	4,207,112	860,299,088
Balance as of December 31, 2015	127,197,130	17,711	2,924,336,179	351,763,271	12,582,041	(1,723,200)	(13,875,553)	1,047,044,597	29,929,043	4,351,797,289
Share-based compensation expense	-	-	203,269,631	-	-	-	-	-	-	203,269,631
Appropriation to statutory reserves	-	-	-	115,487,297	-	-	-	(115,487,297)	-	-
Foreign currency exchange translation adjustment	-	-	-	-	96,919,050	-	-	-	-	96,919,050
Exercise of share options	1,259,336	170	17,656,443	-	-	-	-	-	-	17,656,613
Accretion to redemption value of redeemable Non-controlling interests	-	-	-	-	-	-	-	(159,477,930)	-	(159,477,930)
Net income	-	-	-	-	-	-	-	1,986,187,905	5,611,910	1,991,799,815
Release of translation difference due to the liquidation of a foreign subsidiary	-	-	-	-	(4,716,918)	-	-	-	-	(4,716,918)
Disposition of Jiangxi Jinko Engineering	-	-	-	(997,711)	-	-	-	-	(36,036,842)	(37,034,553)
Balance as of December 31, 2016	128,456,466	17,881	3,145,262,253	466,252,857	104,784,173	(1,723,200)	(13,875,553)	2,758,267,275	(495,889)	6,460,212,997
Share-based compensation expense	-	-	64,867,902	-	-	-	-	-	-	64,867,902
Appropriation to statutory reserves	-	-	-	50,632,996	-	-	-	(50,632,996)	-	-
Foreign currency exchange translation adjustment	-	-	-	-	(81,488,175)	-	-	-	-	(81,488,175)
Exercise of share options	5,412,808	723	103,478,230	-	-	-	-	-	-	103,478,953
Net income	-	-	-	-	-	-	-	141,705,689	485,676	142,191,365
Balance as of December 31, 2017	133,869,274	18,604	3,313,608,385	516,885,853	23,295,998	(1,723,200)	(13,875,553)	2,849,339,968	(10,213)	6,689,263,042

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	USD
				(Note 2 (an))
Cash flows from operating activities:
Net income	860,299,088	1,991,799,815	142,191,365	21,854,412
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Change in fair value of derivative forward contracts	14,068,932	(5,096,607)	4,520,619	694,806
Change in fair value of call spread options	370,437	-	-	-
Change in fair value of convertible senior notes	8,400,918	92,015,957	-	-
Change in fair value of capped call options	6,170,282	18,226,535	-	-
Change in fair value of derivative liability _ rate cap	-	10,364,075	16,122,313	2,477,954
Change in fair value of derivative liability _ warrant liability	2,096,024	(34,937,341)	-	-
Share-based compensation charge	112,714,385	203,269,631	64,867,902	9,970,014
Deferred income taxes	(6,554,493)	22,048,774	(7,507,742)	(1,153,919)
Depreciation of property, plant and equipment	393,162,784	449,079,007	600,541,219	92,301,495
Depreciation of project assets	228,972,745	328,213,389	3,094,909	475,679
Amortization of land use rights	6,300,488	7,895,001	8,935,579	1,373,373
Amortization of intangible assets	2,223,458	3,202,787	3,481,991	535,172
Amortization for guarantee liability	-	(9,641,685)	(65,935,450)	(10,134,094)
Inventories provision	98,791,960	439,000,231	313,711,534	48,216,580
Provision/(reversal of provision) for allowance of doubtful accounts	(54,356,588)	82,676,843	(111,917,157)	(17,201,352)
Provision/(reversal of provision) for other receivables	21,923,756	(11,666,061)	-	-
Provision for advance to suppliers	-	799,899	-	-
Loss/(Gain) on disposal of property, plant and equipment	12,476,763	33,072,876	(82,411,232)	(12,666,374)
Amortization of deferred losses related to sales leaseback transactions	-	-	14,714,339	2,261,552
Gain on disposal of land use right	(3,013,258)	(3,727,161)	-	-
Loss on disposal of intangible assets	614,295	1,159,217	1,936,959	297,705
Impairment of long-lived assets	-	125,524,021	-	-
Equity in income of affiliated companies	(13,669,112)	(15,265,937)	2,055,669	315,951
Gain on disposal of investment in Jiangxi Jinko Engineering	-	(1,007,884,060)	-	-
Gain on disposal of investment in subsidiaries-others	-	(5,017,888)	(257,070)	(39,511)
Investment income	-	(4,902,527)	-	-
Exchange loss/(gain), net	117,731,731	(183,370,195)	114,344,622	17,574,447
Changes in operating assets and liabilities (net of impact of disposition):
(Increase)/decrease in accounts receivable – third parties	(63,566,502)	(2,859,160,553)	226,217,542	34,769,000
(Increase)/decrease in accounts receivable - related parties	113,560,001	(180,834,464)	(698,958,001)	(107,427,877)
(Increase)/decrease in notes receivable – third parties	(440,110,991)	(426,101,401)	181,406,314	27,881,640
Decrease in notes receivable - related parties	-	141,000,000	-	-
Increase in advances to suppliers – third parties	(169,276,751)	(82,394,136)	(74,386,502)	(11,432,996)
Decrease in advances to suppliers - related party	162,640	359,340	661,788	101,715
Increase in inventories	(1,410,968,951)	(2,001,046,682)	(114,224,770)	(17,556,026)
Decrease in other receivables - related parties	163,499	168,593,218	54,876,832	8,434,415
Increase in prepayments and other current assets	(52,933,157)	(7,621,260)	(695,828,766)	(106,946,923)
Increase in other assets-third parties	(304,202,544)	(182,430,305)	(1,276,503)	(196,195)
Increase in other assets-related parties	-	(173,375,586)	-	-
Increase in accounts payable – third parties	591,977,556	885,107,922	390,360,108	59,997,250
Increase/ (decrease) in accounts payable - related parties	-	(89,639,759)	5,328,896	819,036
Increase in accrued payroll and welfare expenses	163,166,447	142,568,241	139,104,426	21,379,959
Increase/(decrease) in advances from – third parties	873,434,523	170,803,277	(622,123,401)	(95,618,616)
Increase/(decrease) in advances from – related parties	-	60,541,490	(23,141,546)	(3,556,790)
Increase/(decrease) in income tax payables	30,252,380	62,620,224	(140,331,831)	(21,568,608)
Increase in accrued income tax – non - current	-	-	6,041,195	928,515
Increase/(decrease) in other payables and accruals – third parties	201,251,124	(9,666,219)	230,391,245	35,410,486
Increase/(decrease) in other payables and accruals – related parties	(2,584,341)	50,870,317	(63,700,089)	(9,790,524)
Net cash provided by/(used in) operating activities	1,339,049,528	(1,802,967,740)	(177,092,694)	(27,218,649)

Cash flows from investing activities:
Maturity of restricted short-term investments	2,480,496,062	2,289,203,055	5,901,412,560	907,030,503
Maturity of short-term investments	114,248,971	45,332,883	260,263,302	40,001,737
Proceeds from disposal of property, plant and equipment	7,138,759	8,999,454	49,391,037	7,591,263
Proceeds from disposal of land use right	-	36,095,570	8,600,520	1,321,876
Cash received from call spread	-	16,941,535	-	-
Cash disposed of, net of cash received from related party, for disposal of Jiangxi Jinko Engineering	-	(606,102,556)	-	-
Cash received from disposal of JinkoSolar Thailand	-	-	2,380,069	365,810
(Increase)/ decrease in restricted cash	(120,202,572)	179,371,409	(51,147,446)	(7,861,219)
Purchase of property, plant and equipment	(860,606,902)	(1,975,362,827)	(2,178,471,031)	(334,824,867)
Cash paid for project assets	(2,129,264,757)	(1,956,477,672)	(386,300,595)	(59,373,314)
Cash paid for deposits related to construction of solar projects	(3,505,573)	(161,972,465)	-	-
Cash paid for investment in affiliates	-	-	(16,879,589)	(2,594,345)
Refund of deposit for acquisition of subsidiaries	10,000,000	-	-	-
Cash paid for land use rights	(44,158,932)	(106,971,456)	(27,264,156)	(4,190,424)
Purchase of intangible assets	(13,462,651)	(7,474,367)	(10,864,634)	(1,669,864)
Purchase of restricted short-term investments	(2,640,760,590)	(4,462,135,353)	(5,805,735,118)	(892,325,149)
Purchase of short-term investments	(31,676,037)	(166,559,593)	(191,646,751)	(29,455,566)
Cash paid for call spread	(7,647,843)	(4,761,603)	-	-
Cash disposed of, net of cash received from third parties, for disposal of investment in subsidiaries	-	(106,712,599)	-	-
Cash acquired, net of cash paid to third parties, for the acquisition of subsidiaries	(75,235,668)	69,606,835	-	-
Cash collected for disposal of Zhejiang Leasing	-	-	13,068,400	2,008,576
Net cash used in investing activities	(3,314,637,733)	(6,908,979,750)	(2,433,193,432)	(373,974,983)

Cash flows from financing activities:
Cash received from borrowings from sales lease back	-	-	600,000,000	92,218,311
Repayment of borrowings from sales lease back	-	-	(168,267,236)	(25,862,201)
Proceeds from exercise of share options	7,613,965	21,730,663	69,929,453	10,747,960
Proceeds from issuance of Bonds	-	-	297,900,000	45,786,392
Payment of deposit for lease	-	-	(64,920,000)	(9,978,021)
Cash received from borrowings with embedded warrants	862,138,360	-	-	-
Proceeds from bank borrowings	10,140,339,042	21,182,867,659	18,288,363,067	2,810,869,937
Repayment of bank borrowings	(7,030,645,681)	(13,345,699,597)	(16,851,550,800)	(2,590,035,934)
Increase in notes payable	61,318,108	2,477,804,347	875,730,374	134,597,294
Repurchase of convertible senior notes	(113,025,510)	(1,218,706,405)	(422,829,295)	(64,987,673)
Repayment of borrowings with embedded warrants	-	(902,949,503)	-	-
Repurchase of warrant	-	(35,696,581)	-	-
Repayment of bonds payable	-	(800,000,000)	-	-
Change in restricted cash for notes payable	(77,105,818)	75,710,650	(514,597,104)	(79,092,127)
Net cash provided by financing activities	3,850,632,466	7,455,061,233	2,109,758,459	324,263,938

Effect of foreign exchange rate changes on cash and cash equivalents	31,599,153	74,639,667	(72,586,975)	(11,156,414)

Net increase/(decrease) in cash and cash equivalents	1,906,643,414	(1,182,246,590)	(573,114,642)	(88,086,108)
Cash balance recorded in held-for-sale assets	-	1,291,072,949	-	-
Cash and cash equivalents, beginning of year	1,777,020,667	2,392,591,132	2,501,417,491	384,460,829

Cash and cash equivalents, end of year	3,683,664,081	2,501,417,491	1,928,302,849	296,374,721

Supplemental disclosure of cash flow information
Cash paid for income tax	115,062,404	250,150,235	189,477,968	29,122,230
Cash paid for interest expenses (net of amounts capitalized)	412,040,750	670,525,723	283,965,214	43,644,654

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	309,342,683	385,399,199	793,515,334	121,961,074
Purchases of project assets included in other payables	1,185,512,052	-	77,809,001	11,959,024
Utilization of prior year’s prepayment for the repurchase of convertible senior notes	25,471,153	-	-	-
Proceeds from exercise of share options received in subsequent period	10,210,003	6,135,783	39,685,283	6,184,495
Other receivables related to disposition of subsidiaries – related parties	-	-	28,634	4,401
Other receivables related to disposition of subsidiaries – third party	-	185,380,069	169,931,600	26,118,009
Other receivables related to disposal of property, plant and equipment – third party	-	-	111,500,000	17,137,236

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

1.	ORGANIZATION AND NATURE OF OPERATIONS

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2017:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Technology Limited (“Paker”)*	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

Xinjiang Jinko Solar Co., Ltd.	May 30, 2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Jinko Solar Pty Ltd. (“JinkoSolar South Africa”)	April 13, 2012	South Africa	100%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd. (“WWG Investment”)	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA. (“JinkoSolar Portugal”)	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

Jinko Solar Technology SDN.BHD. (“JinkoSolar Malaysia”)	January 21, 2015	Malaysia	100%

Jinko Huineng Technology Services Co., Ltd	July 14, 2015	PRC	100%

Zhejiang Jinko Solar Power Sales Co., Ltd	July 29, 2015	PRC	100%

JinkoSolar Enerji Teknolojileri Anonlm Sirketi	April 13, 2017	Turkey	100%

Jinko Solar Sweihan (HK) Limited	October 4, 2016	Hong Kong	100%

Jinko Solar (Shanghai) Managemet Co., Ltd	July 25, 2012	PRC	100%

JinkoSolar Trading Privated Limted	February 6, 2017	India	100%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited**	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.	January 12, 2015	BVI	100%

Canton Best Limited(“Canton Best BVI”)	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited(“Wide Wealth Hong Kong”) ***	June 11, 2012	Hong Kong	100%

JinkoSolar (U.S.) Industrial Inc.	November 16, 2017	USA	100%

*In the fourth quarter of 2016, Paker disposed Zhejiang Jinko Financial Leasing Co., Ltd (“Zhejiang Leasing”) with the consideration of RMB183.0 million (USD26.4 million). Loss on disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Consideration amounted to RMB13.1 million (USD 2.0 million) was collected in 2017. Pursuant to the extended payment terms as agreed in 2017, all the outstanding considerations will be settled by May 2018.

**In the fourth quarter of 2016, JinkoSolar International Development Limited disposed Jinko Solar (Thailand) Co. Ltd (“Jinko Thailand”) with the consideration of RMB2.4 million (USD0.4 million). Loss of disposal amounted to RMB0.1 million (USD0.02 million) was recognized. Consideration associated with the transaction was collected in 2017.

**In the fourth quarter of 2017, JinkoSolar International Development Limited disposed Lotapera, S.L. with the consideration of RMB27.3 thousand (USD4.2 thousand). Gain on disposal amounted to RMB102.3 thousand (USD15.7 thousand) was recognized. Consideration associated with the transaction has not been collected as of December 31, 2017.

**In the fourth quarter of 2017, JinkoSolar International Development Limited disposed four Mexican power plants, including Energia Solar AHU, S.de R.L. de C.V., Energia Solar CAB, S.de R.L. de C.V., Energia Solar MAZ, S.de R.L. de C.V., and PV Energy SAM, S.de R.L. de C.V., with the consideration of RMB1.3 thousand (USD0.2 thousand). Gain on disposal amounted to RMB154.8 thousand (USD23.8 thousand) was recognized. Consideration associated with the transaction has not been collected as of December 31, 2017.

***In the fourth quarter of 2016, Wide Wealth Hong Kong disposed all of the 55% equity interest indirectly held by the Company in Jiangxi JinkoSolar Engineering Co., Ltd. (“Jiangxi Jinko Engineering”) to Shangrao Kangsheng Technology Co., Ltd., a company incorporated with limited liability under the laws of the People’s Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company for a total consideration of US$250.0 million. In conjunction, JinkoSolar Power repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares (Note 8) with considerations of US$225.0 million from the preferred shareholders, while Wide Wealth Hong Kong agreed to transfer the 45% equity interest of Jiangxi Jinko Engineering to related entities of the preferred shareholders with a total consideration of US$225.0 million. These two transactions were net-settled as agreed with JinkoSolar Power, Wide Wealth Hong Kong and the preferred shareholders.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to RMB4,136.5 million and RMB4,509.4 million as of December 31, 2016 and 2017, respectively.

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

In December 2015, upon the maturity of the Bond, the Company decided to waive the conversion right and choose to collect the total outstanding balance in cash. On December 21, 2015, the customer entered into a repayment arrangement with the Company. Considering the uncertainties of the cash collection, the Company provided full provision to the outstanding receivable of RMB21,923,756 as of December 31, 2015. During the year ended December 31, 2016, the Company received part of the cash repayment amounted to RMB 11,636,130 and reversed equivalent bad debt provisions. As of December 31, 2016 and 2017, the Company provided full provisions to the outstanding receivables amounted to RMB 10,287,626.

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

 k. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. A provision of advance to suppliers of nil, RMB799,889 and nil was recorded for the years ended December 31, 2015, 2016 and 2017, respectively.

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2015, 2016 and 2017.

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

After the disposition of the domestic downstream solar projects business in the fourth quarter of 2016, project assets as of December 31, 2016 and December 31, 2017 and are all relate to solar power plants constructed out of China.

o. Assets held for sale

Long-lived assets to be sold shall be classified as held for sale considering the recognition criteria in ASC 360-10-45-9 in which all of the following criteria are met:

☐	Management, having the authority to approve the action, commits to a plan to sell the asset.

☐	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

☐	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

☐	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,

☐	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

☐	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

p. Interest Capitalization

Interest expenses during the years ended December 31, 2015, 2016 and 2017 were RMB360,480,383, RMB409,731,845 and RMB322,002,538, net of with interest income of RMB42,080,673, RMB41,519,696 and RMB58,810,160, respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the project assets of discontinued operations for the years ended December 31, 2015, 2016 and 2017 were RMB66,896,537, RMB58,624,205, and nil, respectively. Interest expense capitalized associated with the construction projects of continuing operation for the years ended December 31, 2015, 2016 and 2017 were RMB7,381,127, RMB8,915,817, and RMB17,662,780, respectively.

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

Due to the disposition of downstream power business, investment income of affiliated companies of the downstream power business is included in discontinued operations. (Note 3)

u. Impairment of long-lived assets

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

The Group’s assets under capital lease transactions are derecognized upon sale at the net book value and rebooked at the financed amount. Any profit or loss on the sale will be deferred and amortized over the useful life of the assets. If the fair value of the assets at the time of the sale is less than its net book value, a loss will be recognized immediately.

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

Receivables have also been recorded for the guarantee payments to be received (note 31).

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

The Group enters into certain sales contracts with retainage terms beginning in 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years (the “Retainage Period”). Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expires. The total amounts of retainage that were not recognized as revenue were RMB144,875,453 and RMB89,848,484 as of December 31, 2016 and 2017, respectively. Additions of retainages in 2015, 2016 and 2017, were RMB35,682,215, RMB19,809,181 and RMB8,821,018, respectively. Revenue recognized upon the cash collection of the retainages in 2015, 2016 and 2017, were RMB 73,766,543, RMB31,092,562 and RMB63,847,987, respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

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

(d)	Revenue on solar system integration projects

The Group recognizes revenue related to solar system integration projects on the percentage-of-completion basis. The Company estimates its revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No loss provision was recorded in the years ended December 31, 2015, 2016 and 2017. There existed no unbilled receivables as of December 31, 2016 and 2017. The Company stopped its business of solar system integration upon the disposition of its household solar project business in the fourth quarter of 2016.

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

In the fourth quarter of 2016, the Group disposed of its downstream solar projects business segment, through which the Group entities developed, constructed and operated the solar projects, including (i) project development, (ii) engineering, procurement, and construction (“EPC”), (iii) connecting solar projects to the grid, operating and maintenance (“O&M”).

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

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales from continuing operations was nil, RMB0.6 million, and RMB3.1 million for years ended December 31, 2015, 2016 and 2017, respectively.

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

Consistent with the practice of the solar industry, the Group has adopted the equivalent of 1% of product revenues to estimate the cost of its warranty obligation and recorded a warranty liability on that basis. In light of the historical sharp decline and the anticipated long-term decreasing trend of module prices, which it estimates to reflect replacement cost, as well as based on the accumulation of longer operating experience, the Group reassessed and updated the estimation of future warranty costs with effect from 31 December 2016 and 2017. The updated accrual basis consists two major inputs, which are the 1% expected failure rate and the product replacement cost. Based on the actual claims incurred during the past years which appears to be consistent with the market practice, the Group projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Group’s actual claims experience in the historical periods as well as management’s current best estimation, the Group believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Group, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation, the Group reversed previous years’ recorded warranty liability of RMB92,083,351 and RMB117,165,077 in 2016 and 2017 respectively.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2015, 2016 and 2017, warranty costs accrued for the modules delivered in the periods before the reversals due to updated project replacement cost were RMB149,304,487, RMB257,464,846 and RMB299,331,077, respectively. The utilization of the warranty accruals for the years ended December 31, 2015, 2016 and 2017 were RMB18,244,745, RMB11,957,359 and RMB114,112,651, respectively. Increase in the utilization of warranty accruals in the year of 2017 was mainly due to defects in a specific batch of raw materials provided by a certain former supplier of the Company, and no such claims are expected to incur in the future. Considering the defective modules only comprised a small portion of the Group’s module shipments, it is less likely to have significant impact on the Group’s estimation on the expected failure rate.

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

ab. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB542,857,593, RMB831,693,851 and RMB1,220,560,478 for the years ended December 31, 2015, 2016 and 2017, respectively.

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. The Group did not have any interest and penalties associated with uncertain tax positions in the year ended December 31, 2015, 2016 and 2017 as there were no uncertain tax positions.

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

ah. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2015, 2016 and 2017, the Group received financial subsidies of RMB103,578,019 , RMB168,646,557 and RMB147,916,764 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of nil, nil and RMB26,306,649 during the years ended December 31, 2015, 2016 and 2017, respectively.

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

During the years ended December 31, 2015, 2016 and 2017, the Group made total appropriations to statutory reserves of RMB99,858,201, RMB115,487,297 and RMB50,632,996, respectively.

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

Periodic accretion to redeemable non-controlling interests in connection with then outstanding redeemable convertible preferred shares of JinkoSolar Power (Note 8), and the remaining net profit of the subsidiary (if any after deducting the accretion) that attributes to its outstanding redeemable convertible preferred shares under the two-class method, are recorded as deductions to consolidated net income (loss) from discontinued operations to arrive at net income (loss) available to the Company’s ordinary shareholders from discontinued operations.

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

an. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars ("US$" or "USD") as of and for the year ended December 31, 2017 are solely for the convenience of readers and were calculated at the rate of RMB6.5063 to US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

ao,. Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606),” a new standard on revenue which will supersede the revenue recognition requirements in ASC 605. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net),” which clarifies the implementation guidance on principal versus agent considerations. Further, in 2016, the FASB issued five amendments to the new standard. The new standard, as amended, sets forth a single comprehensive model for recognizing and reporting revenues. The new guidance requires the Company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance requires the Company to apply the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when, or as, the Company satisfies a performance obligation. The standard also requires additional financial statement disclosures that will enable users to understand the nature, amount, timing and uncertainty of revenues and cash flows relating to customer contracts. The standard is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2018. Early adoption is permitted but not before periods beginning on or after January 1, 2017. The standard allows for two methods of adoption: the full retrospective adoption, which requires the standard to be applied to each prior period presented, or the modified retrospective adoption, which requires the cumulative effect of adoption to be recognized as an adjustment to opening retained earnings in the period of adoption.

The Group will adopt the new revenue standard effective on January 1, 2018 by applying the modified retrospective method with a cumulative catch up adjustment of initially applying this standard recognized at the date of initial application. The Group has identified and evaluated all of its contracts with customers, and compared the requirements of the new standard with its current accounting policies. This includes an analysis of, among other things: the timing of revenue recognition and the allocation of value for performance obligations that might be bundled within contractual arrangements. The Company has also evaluated whether any revenue-related costs for commissions, customer acquisition or similar costs would be affected by the new standard.

As a result of adopting the new accounting standard, for the sales contracts with retainage terms, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period from one year to two year (“Retainage Period”), revenue from retainage will be recognized upon the Group satisfied its performance obligation to transfer the goods to its customers instead of deferring recognition until the customers pay it after the Retainage Period expires. The Group expects revenue recognition for its other sales arrangements, including sales of solar modules, wafers, cells and revenue from generated electricity, to remain materially consistent with its historical practice.

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

In August, 2016, the FASB issued Accounting Standards Update No. 2016-15 (ASU 2016-15), “Statement of Cash Flows”, a proposed ASU on restricted cash in response to an EITF consensus-for-exposure. The proposed ASU would require an entity to include in its cash and cash-equivalent balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. The proposal’s primary purpose is to eliminate the diversity in practice related to how entities classify and present changes in restricted cash in the cash flow statement in accordance with ASC 230. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16 (ASU 2016-16), “Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory”. The new guidance requires that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than when the asset is sold to an outside party. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

In November, 2016, the FASB issued Accounting Standards Update No. 2016-18 (ASU 2016-18), “Statement of Cash Flows”, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The ASU is effective for annual and interim periods beginning after December 15, 2017 and early adoption is permitted. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (ASU 2017-01), “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Group does not expect that the new standard will have a material impact on its consolidated financial statements.

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

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In August 2017, the Financial Accounting Standard Board (“FASB”) issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Group is in the process of evaluating the impact of this guidance on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to address specific consequences of the U.S. Tax Reform. The update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the U.S. Tax Reform. The accounting update is effective January 1, 2019, with early adoption permitted, and is to be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the U.S.Tax Reform is recognized. The Group is currently evaluating the impact of the new standard on the Group's consolidated financial statements.

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

As a result of the above transactions, the Company disposed of its downstream business and received US$250 million (RMB1,693.2 million) in cash in 2016.

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

Upon the disposition of Jiangxi Jinko Engineering, the Company provided the loan guarantee and redemption guarantee to Jiangxi Jinko Engineering (note 31).

Results of the discontinued operations

	2015	January 1 – October 31 2016
	RMB	RMB

Revenues	622,107,137	952,968,658
Cost of revenues	(283,766,608)	(407,369,723)
Gross Profit	338,340,529	545,598,935

Operating expenses
Selling and marketing	-	-
General and administrative	(126,468,315)	(276,685,730)
Total operating expenses	(126,468,315)	(276,685,730)
Income from operations	211,872,214	268,913,205

Interest expenses, net	(74,923,604)	(215,226,564)
Exchange loss	(31,214,031)	(25,441,221)
Change in fair value of forward contracts	-	4,455,731
Other income/(expenses), net	(16,018,551)	37,675
Subsidy income	1,704,445	141,496
Equity income in affiliated companies	13,669,111	15,265,937
Gain on disposal of discontinued operations	-	1,007,884,060
Income from discontinued operations before income taxes	105,089,584	1,056,030,319
Income tax expense, net	(11,329,810)	(54,466,059)
Income from discontinued operations, net of tax	93,759,774	1,001,564,260

Cash flows generated from/(used in ) discontinued operations	2015	2016
Net cash used in operating activities	(1,431,244,810)	(2,017,319,542)
Net cash used in investing activities	(2,129,264,757)	(2,048,843,302)
Net cash provided by financing activities	4,390,737,581	5,074,465,592
Net increase in cash and cash equivalent	830,228,014	1,008,302,748

4.	REVENUES

The Group's revenues for the respective periods are detailed as follows:

	For the years ended December 31
	2015	2016	2017
	RMB	RMB	RMB
Sales of solar modules	15,086,256,789	20,825,750,050	25,656,934,835
Sales of silicon wafers	138,293,365	136,079,690	455,695,782
Sales of solar cells	215,048,296	155,016,285	346,069,432
Sales of recovered silicon materials	5,201,794	860,047	-
Solar system integration projects	-	269,661,653	-
Revenue from generated electricity	9,574,122	13,270,367	14,243,405
Total	15,454,374,366	21,400,638,092	26,472,943,454

The following table summarizes the Group's net revenues generated in respective geographic locations:

	For the years ended December 31
	2015	2016	2017
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	5,608,963,991	8,249,043,110	9,854,855,071
Outside China
America	4,146,330,928	7,701,560,171	4,062,665,341
Mexico	171,870,586	119,325,996	2,759,307,925
Brazil	44,251,671	479,569,191	1,357,846,426
India	280,481,768	775,458,207	1,313,134,463
Japan	997,526,339	992,645,497	1,291,492,459
UAE	779,270	4,385,798	1,232,505,395
Turkey	377,663,473	366,929,805	983,543,694
Australia	213,594,103	261,450,393	780,619,935
Jordan	49,948,322	196,786,936	420,555,329
Rest of the world	3,562,963,915	2,253,482,988	2,416,417,416
Total	15,454,374,366	21,400,638,092	26,472,943,454

5.	OTHER INCOME/(EXPENSES), NET

	For the years ended December 31
	2015	2016	2017
	RMB	RMB	RMB
Guarantee income	-	9,641,685	65,935,450
Donations	-	(873,320)	(6,288,539)
Others	1,036,319	-	-
Total	1,036,319	8,768,365	59,646,911

In 2016, the Group issued debt payment guarantees and redemption guarantees in favor of Jiangxi Jinko Engineering, a related party (note 31). The guarantee liability which corresponds with the guarantee fees received is being amortized in straight line during the guarantee period by recognizing a credit to other income.

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

The Company disposed the downstream solar projects segment in the fourth quarter of 2016.

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

Under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totalled RMB2,025,814,478, RMB2,869,500,611 and RMB3,121,934,696 as of December 31, 2015, 2016, 2017 respectively, and the amount of the unrecognized deferred tax liability, calculated based on the 5% rate, on the permanently reinvested earnings was RMB101,290,724, RMB143,475,031, RMB156,096,735 as of December 31, 2015, 2016, 2017 respectively.

Hong Kong

The Company's subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Luxemburg

Jinko Luxemburg is incorporated in Luxemburg and is subject to corporate income tax at 28.8%.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 38.0%.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.5% in 2017.

Jinko GMBH is incorporated in Germany and is subject to Germany profit tax rate of approximately 33% on the assessable profit.

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 31.4%.

Jinko France is incorporated in France and is subject to corporate income tax at 33.33%.

Jinko Portugal is incorporated in Portugal and is subject to corporate income tax at 23%.

United States

Jinko US, Jinko US holding, and Jinko Solar (U.S.) Industries are Delaware incorporated corporations that are subject to U.S. corporate income tax on taxable incomes at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on taxable incomes of up to 35% for prior tax years. The U.S. Tax Reform signed into law on December 22, 2017 significantly modified the U.S. Internal Revenue Code by, among other things, reducing the statutory U.S. federal corporate income tax rate from 35% to 21% for taxable years beginning after December 31, 2017; limiting and/or eliminating many business deductions; and migrating the U.S. to a territorial tax system.

Malaysia

The Income Tax Act 1967 of Malaysia, revised in 1971, enacted a statutory income tax rate of 24%. Nevertheless, Malaysia offers a wide range of tax incentives, including tax exemptions, capital allowances, and enhanced tax deductions, to attract foreign direct investment. Incorporated in Malaysia, Jinko Malaysia is entitled to a five year 100% tax exemption, approved in February 2017 and retrospectively effective from August 2015, under the pioneer status (PS) incentive scheme as a company engaged in producing high technology products identified by the Malaysian Investment Development Authority (MIDA).

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

Composition of Income Tax Expense

Income/(loss) from continuing operations before income taxes for the years ended December 31, 2015, 2016 and 2017 were taxed within the following jurisdictions:

	For the year ended December 31
	2015	2016	2017
	RMB	RMB	RMB
Cayman Islands	(5,667,142)	(122,966,973)	8,709,933
PRC	786,947,233	1,394,413,594	438,904,245
Other countries	85,793,052	(23,724,060)	(298,739,141)
Income from continuing operations before income taxes	867,073,143	1,247,722,561	148,875,037

For the years ended December 31, 2015 and 2016, the losses attributed to Cayman Islands was mainly due to the fair value loss from convertible senior notes and capped call options. For the year ended December 31, 2017, the income attributed to Cayman Islands was mainly due to the guarantee income from Jiangxi Jinko Engineering (Note 31). For the year ended December 31, 2017, the losses attributed to other countries was mainly due to the decline in the average selling price of solar modules which caused significant losses in the Company’s overseas manufactory subsidiaries, particularly our Malaysian operations, which sells to the U.S. market.

The current and deferred positions of income tax expense from continuing operations included in the consolidated statement of operations for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the year ended December 31
	2015	2016	2017
	RMB	RMB	RMB
Current income tax expenses
PRC	(104,597,580)	(234,278,825)	(39,138,531)
Other countries	(12,024,951)	(35,469,815)	27,002,786
Total current income tax expenses	(116,622,531)	(269,748,640)	(12,135,745)
Deferred tax benefit	16,088,702	12,261,634	7,507,742
Income tax expense, net	(100,533,829)	(257,487,006)	(4,628,003)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Company's effective tax rate from continuing operations is as follows:

	For the year ended December 31
	2015	2016	2017
	%	%	%
Statutory CIT rate	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	2.0	1.1	6.6
—Change in fair value of convertible senior notes and capped call options	0.4	2.2	0.0
—Accrued payroll and welfare expenses	1.3	1.0	13.4
—Change of enacted tax rate	(3.5)	0.4	(12.1)
—Other tax preferences	(2.0)	(0.0)	(42.3)
Difference in tax rate of a subsidiary outside the PRC	(1.1)	0.9	7.5
Effect of tax holiday for subsidiaries	(9.1)	(10.9)	(8.8)
Change in valuation allowance	(1.4)	0.9	13.8
Effective tax rate	11.6	20.6	3.1

Change of enacted tax rate includes -3.5% impact (RMB30,046,299), 0.4% impact (RMB5,603,309), and -12.1% impact (RMB17,769,398) related to revaluation of deferred tax assets and liabilities upon the change of certain tax holidays during the year ended December 31, 2015, 2016 and 2017, respectively.

Other tax preferences were mainly due to the reversal of income tax expense amounting of RMB 17.3 million of one of the Company’s overseas subsidiaries upon receiving a tax exemption for a five-year period starting from August 2015 to July 2020 in the first quarter of 2017, as well as the additional 2016 income tax deduction amounting of RMB 41.8 million for R&D costs approved by local tax bureau in the second quarter of 2017.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31
	2015	2016	2017
	RMB	RMB	RMB
The aggregate amount of effect	79,037,989	135,724,429	36,268,723
Per share effect—basic	0.63	1.08	0.28
Per share effect—diluted	0.62	1.04	0.27

Decrease of the aggregate amount of tax holidays effect in 2017 was mainly due to the decrease of profits in Jiangxi Jinko, Zhejiang Jinko and Jinko Materials, who were certified as “National High and New Technology Enterprise” entitling them to a preferential tax rate of 15%

Significant components of deferred tax assets/(liability)—current

For the year ended December 31
2016
RMB
Net operating losses	17,458,359
Provision for inventories, accounts receivable, other receivable	81,441,291
Change in fair value of forward contracts	(96,131)
Accrued warranty costs	10,505,141
Accrued interest	637,754
Timing difference for revenue recognition	10,974,242
Other temporary differences	18,278,850
Total deferred tax assets	139,199,506
Less: Valuation allowance	(8,523,851)
Deferred tax assets—current, net	130,675,655

Other temporary differences	(17,074,064)
Deferred tax liabilities—current, net	(17,074,064)

The Company adopted ASC 740-10-45-4 in 2017 for deferred tax classification on a prospective basis and beginning in 2017 all deferred tax assets and liabilities are classified as non-current.

Significant components of deferred tax assets/liability—non-current

	For the year ended December 31
	2016	2017
	RMB	RMB
Net operating losses	57,699,650	125,206,224
Accrued warranty costs	118,214,437	147,133,263
Provision for inventories, accounts receivable, other receivable	-	54,705,934
Timing difference for project assets, property, plant and equipment	8,463,603	11,804,621
Timing difference for revenue recognition of retainage contract	8,113,322	13,764,075
Other temporary differences	-	9,201,353
Total deferred tax assets	192,491,012	361,815,470
Less: Valuation allowance	(57,699,650)	(86,443,363)
Deferred tax assets—non-current, net	134,791,362	275,372,107
Timing difference for project assets, property, plant and equipment	(50,625,310)	(70,121,943)
Other temporary differences	(25,220)	-
Deferred tax liabilities—non-current, net	(50,650,530)	(70,121,943)

Movement of valuation allowances

	For the year ended December 31
	2015	2016	2017
	RMB	RMB	RMB
At beginning of year	(67,263,314)	(54,792,006)	(66,223,501)
Current year additions	(20,392,519)	(38,362,418)	(42,043,420)
Utilization and reversal of valuation allowances	32,863,827	26,930,923	21,823,558
At end of year	(54,792,006)	(66,223,501)	(86,443,363)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2016 and 2017, valuation allowances of RMB66,223,501 and RMB86,443,363 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowance was reversed in 2017 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance and cumulative income position of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB32.9 million, RMB26.9 million and RMB21.8 million in 2015, 2016 and 2017, respectively.

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

After the disposition Jiangxi Jinko Engineering, the Company agreed to provide guarantee to the redemption right of the preferred shareholders associated with their 45% equity interest of Jiangxi Jinko Engineering (note 31).

The change in the carrying amount of redeemable non-controlling interests for the year ended December 31, 2015 and 2016 is as follows:

	For the year ended December 31
	2015	2016
	RMB	RMB
Beginning Balance	1,435,585,290	1,607,925,732
Accretion to redemption value of redeemable non-controlling interests	172,340,442	159,477,930
Disposition of Jiangxi Jinko Engineering	-	(1,767,403,662)
Ending Balance	1,607,925,732	-

9.	ACQUISITION OF SOLAR POWER PLANTS

In August 2016, the Group completed the transactions to acquire 100% equity interest of a solar power project company located in Yanshan, which has started production since 2015. The purchase consideration is RMB71.7 million. The transaction was accounted as business acquisition under ASC 805. The results of the acquired entity’s operations have been included in the consolidated financial statements of the Company since the acquisition date. On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Total assets acquired	574,202,912
Total liabilities acquired	(502,532,912)
Net assets acquired	71,670,000
Total considerations	71,670,000

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

The above power plant was disposed of as part of the disposition of downstream solar project business.

10.	ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2016	2017
	RMB	RMB
Accounts receivables	5,130,289,380	4,762,291,432
Allowance for doubtful accounts	(376,574,061)	(264,656,904)
Accounts receivable, net	4,753,715,319	4,497,634,528

As of December 31, 2016 and 2017, accounts receivable with net book value of nil and RMB78,951,541 were pledged as collateral for the Group’s borrowings (Note 22).

Movement of allowance of doubtful accounts

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
At beginning of year	428,570,077	335,713,383	376,574,061
Addition	151,959,676	274,128,700	147,474,390
Write-off	(38,500,106)	(41,816,165)	-
Reversal	(206,316,264)	(191,451,857)	(259,391,547)
At end of year	335,713,383	376,574,061	264,656,904

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

Decrease in the addition of allowance of doubtful account in the year ended December 31, 2017, was mainly due to the Group’s increase of credit sales in emerging markets, such as Mexico and Brazil, of which account receivables are generally secured by letters of credits. Risk of collectability associated with these receivables is believed to be lower than that of other markets.

11.	ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

	As of December 31,
	2016	2017
	RMB	RMB
Advances to suppliers - current	333,291,005	404,600,994
Provision for advances to suppliers	(7,524,746)	(7,524,746)
Advances to suppliers, net	325,766,259	397,076,248

The Company recorded provisions of nil, RMB799,889 and nil against advances with other suppliers for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2016 and 2017, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

12.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Raw materials	943,958,480	856,151,730
Work-in-progress	809,571,580	1,247,357,915
Finished goods	2,719,984,637	2,170,220,346
Total	4,473,514,697	4,273,729,991

Write-down of the carrying amount of inventory to its estimated market value was RMB98,791,960, RMB439,000,231 and RMB313,711,534 for the years ended December 31, 2015, 2016 and 2017, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than its carrying amount due to lower photoelectric conversion efficiencies.

As of and December 31, 2016 and December 31, 2017, inventories with net book value of RMB61,000,000 and RMB171,141,796 were pledged as collateral for the Group’s borrowings (Note 22).

13.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Value-added tax deductible	286,198,731	695,298,614
Deposit for customer duty, bidding and others	154,023,704	276,486,282
Receivable related to disposal of subsidiaries (note 1)	185,380,069	169,931,600
Receivables related to a sales leaseback transaction (note 24)	-	150,000,000
Receivables related to disposal of property, plant and equipment	-	111,500,000
Prepayment for income tax	24,323,033	90,238,235
Receivables of option exercised	6,135,783	39,685,283
Prepaid commission	2,013,070	28,551,662
Rental deposit and prepayment	5,897,704	25,888,619
Prepaid insurance premium	19,237,805	16,388,399
Receivables related to discount from a supplier	-	15,607,413
Receivables related to disposal of land use right	23,172,107	14,571,587
Employee advances	8,584,936	10,576,736
Others	51,677,311	61,992,841
Total	766,644,253	1,706,717,271

Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

As of December 31, 2016 and 2017, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

14.	INVESTMENTS IN AFFILIATES

Investments accounted for under the equity method.

On December 20, 2012, Jinko Power Co., Ltd, a fully owned subsidiary of Jiangxi Jinko Engineering, signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. (“Jinchuan Group”), a Chinese state-owned enterprise, to jointly invest in and establish a company named Gansu Jintai Electronic Power Co., Ltd. (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic (“PV”) solar power plant in Jinchang, Gansu Province, China. Jinko Power Co., Ltd holds 28% equity interest in Gansu Jintai and accounts for its investment in Gansu Jintai using the equity method as Jinko Power Co., Ltd has the ability to exercise significant influence over the operating and financial policies of the investee. Jinko Power Co., Ltd’s share of Gansu Jintai’s results of operations is included in equity (loss)/gain in affiliated companies in the income from discontinued operations, with an amount of RMB13,669,112, RMB15,265,937 and nil for the year ended December 31, 2015, 2016 and 2017, respectively.

The above investment is disposed as part of the disposition of downstream solar project segment (note 3).

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”), a subsidiary of Marubeni Corporation, to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/gain in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB1,869,496 for the year ended December 31, 2017. JinkoSolar sold modules of 488.8 MW and recognized revenue of Rmb 1,219.8 million on sales to the Project Company (note 31) during the year ended December 31, 2017. Unrealized profit amounted to RMB1,559,058 in connection with the intercompany transactions with the Project Company was eliminated during the year ended December 31, 2017.

On March 30, 2017, JinkoSolar signed a shareholder agreement with Yangzhou Tiansheng PV-Tech Co., Ltd., a Chinese PV enterprise, to jointly invest in and establish a company named Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”) to process and assemble the PV modules as OEM manufacturer in Jiangsu province, China. JinkoSolar holds 30% equity interest in Jinko-Tiansheng and accounts for its investment using the equity method. JinkoSolar’s share of Jinko-Tiansheng’s results of operations is included in equity (loss)/gain in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB186,173 for the year ended December 31, 2017. Jinko Tiansheng charged processing fee amounted to RMB8,375,075 to the Company for its OEM services provided (note 31) during the year ended December 31, 2017. Unrealized profit amounted to RMB 309,036 due to the intercompany transactions with Jinko Tiansheng was eliminated for the year ended December 31, 2017.

Investments accounted for under the cost method

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gansu province, China, for a consideration of RMB7,200,000. The Group accounted for the RMB7.2 million using the cost method of accounting.

15.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Buildings	1,429,839,237	1,636,589,735
Machinery and equipment	4,886,493,031	6,547,574,340
Motor vehicles	34,434,859	31,862,146
Furniture, fixture and office equipment	136,797,799	208,180,764
	6,487,564,926	8,424,206,985
Less: Accumulated depreciation	(2,028,991,593)	(2,368,014,424)
Less: Impairment	(51,439,373)	(23,670,338)
Subtotal	4,407,133,960	6,032,522,223
Construction in progress	331,547,393	647,664,933
Property, plant and equipment, net	4,738,681,353	6,680,187,156

Depreciation expenses were RMB392,197,508, RMB449,079,007 and RMB600,541,219 for the years ended December 31, 2015, 2016 and 2017, respectively.

During the years ended December 31, 2015, 2016 and 2017, the Group disposed certain equipment with the net book value amounting of RMB19,615,522, RMB51,675,734 and RMB1,072,424,435, and recognized related disposal gain/(loss) amounted to RMB(12,476,763) and RMB(33,072,876) and RMB82,411,232, respectively.

During the year ended December 31, 2017, the Group disposed most of its solar power facilities owned by its Jiangxi and Zhejiang subsidiaries. As of December 31, 2017, the Group’s outstanding receivables related to the disposal amounted to RMB 111,500,000 which will be due in September 2018. (Note 13)

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Significant increase of property, plant and equipment during the year ended December 31, 2017 is attributable to the expansion of manufacturing capacity and automation upgrade of the Group.

In the years ended December 31, 2015, 2016 and 2017, the Group recorded impairment of nil, RMB125,524,021 and nil related to the retirement of certain equipment in production lines that had become obsolete.

In the fourth quarter of 2017, the Group decided to fulfill the demand for its solar products in South Africa through other overseas manufacturing facilities, and closed its manufacturing facility in South Africa. The equipment in the manufacturing facility in South Africa is planned to be relocated to the Group’s other manufacturing facilities for continuing use. The carrying value of other assets which cannot be relocated is insignificant to the Group’s consolidated financial statements.

As of December 31, 2016 and December 31, 2017, certain property, plant and equipment with net book value amounting of RMB1,899,053,100 and RMB1,853,520,442 are pledged as collateral for the Group’s borrowings (Note 22).

16.	PROJECT ASSETS, NET

Project assets represent the overseas solar projects operated by the Company after the disposition of downstream solar projects. In the year ended December 31,2016, the Company obtained two small solar projects in Italy as the settlement of the accounts receivables. In addition, the Company commenced developing solar power projects overseas, which are still under construction. Project assets and related accumulated depreciation are as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Completed	30,188,445	32,505,243
Under construction	31,935,354	451,381,193

Less: Accumulated depreciation	(7,060,303)	(10,155,212)
Project Assets, net	55,063,496	473,731,224

17.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC.

	As of December 31,
	2016	2017
	RMB	RMB
Land use rights	495,555,226	496,819,382
Less: accumulated amortization	(44,614,631)	(53,550,210)
Land use rights, net	450,940,595	443,269,172

Amortization expense was RMB6,300,488, RMB7,895,001 and RMB8,935,579 for the years ended December 31, 2015, 2016 and 2017, respectively. As of December 31, 2017, estimated amortization expense in each of the next five years is RMB9,034,788.

The Company disposed certain of its land use rights and recognized the gain of RMB3,013,258, RMB3,727,161 and nil for the year ended 2015, 2016, and 2017 respectively.

As of December 31, 2016 and December 31, 2017, certain land use rights with net book value of RMB120,325,828 and RMB 187,805,393 were pledged as collateral for the Company’s borrowings (Note 22).

18.	INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2016	2017
	RMB	RMB
Trademark	3,071,480	3,260,160
Computer software	24,964,233	33,693,210
Less: accumulated amortization	(7,738,986)	(11,210,959)
Intangible assets, net	20,296,727	25,742,411

Amortization expense was RMB2,223,458, RMB3,202,787 and RMB3,481,991 ,for the years ended December 31, 2015, 2016 and 2017, respectively.

19.	OTHER ASSETS – THIRD PARTIES

Other assets consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred losses related to sales leaseback transactions (note 24)	-	251,751,659
Prepayments for purchase of property, plant and equipment	491,201,438	242,867,413
Prepayment for warranty insurance premium	103,714,696	112,969,373
Deposit for rent and others	-	77,447,776
Prepayment for land use rights	-	26,000,000
Deferred charges	22,863,614	-
Value-added tax recoverable for solar power plants	-	2,190,152
Total	617,779,748	713,226,373

20.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Payables for purchase of property, plant and equipment	410,326,566	894,631,342
Freight payables	208,186,310	351,465,861
Capital lease payables (note 24)	59,553,667	227,457,961
Value-added tax and other tax payables	84,469,920	89,900,273
Accrued warranty cost	64,045,947	71,589,630
Accrued utilities, rentals and interest	36,748,524	40,668,363
Contracted labor fee	25,873,505	39,766,982
Commission payables	1,125,092	21,549,703
Accrued professional service fees	11,378,367	19,271,636
Countervailing and anti-dumping duty	15,033,545	12,091,245
Government grants related to assets	21,436,902	6,551,657
Insurance premium payables	735,408	1,410,664
Public offering issuance cost	2,328,174	2,328,174
Others	78,178,444	26,116,103
Total	1,019,420,371	1,804,799,594

21.	BONDS PAYABLE AND ACCRUED INTEREST

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

On July 17 2017, Jiangxi Jinko issued a three year medium term notes(“MTN”) with an aggregate principal of RMB 300,000,000 which bears a fixed annual interest rate of 7.37% and will mature on July 17, 2020. At the end of the second year in the life of the MTN, the Group has the option to adjust the interest rate, and the MTN holders will have the right to require Jiangxi Jinko to repurchase all or part of their MTNs, at such time. The bond is recorded on amortized cost basis with the interest rate of 7.37%. Interest expense related to MTN was RMB10,256,583 for the year ended December 31, 2017.

Medium term notes are all issued at face value, unsecured from the issuance date.

According to ASU 2015-03, the MTN issuance costs amounted to RMB2,100,000 was recorded as direct deduction from the carrying amount of the MTN liability, and amortized over a two-year period, from the issuance date to the date the put option of the MTN holders is first exercisable.

22.	BORROWINGS

(a)	Short-term borrowings

	As of December 31,
	2016	2017
	RMB	RMB
Short-term bank borrowings	5,245,641,157	6,046,574,490
Long-term bank borrowings—current portion	242,987,883	157,865,822
Total short-term borrowings	5,488,629,040	6,204,440,312

The short-term bank borrowings outstanding as of December 31, 2016 and December 31, 2017 carried a weighted average interest rate of 3.72% and 3.64% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2017 were borrowings of RMB3,172,214,531, RMB237,212,761 and RMB2,999,198 which are denominated and repayable in USD, JPY and INR, respectively.

In March 2017, Jiangxi Jinko entered into another 12-month RMB1.15 billion loan agreement with The Export-Import Bank of China. As of December 31, 2017, Jiangxi Jinko has drawn down RMB699,473,343 which is due and payable in 2018. The effective interest rate of the borrowing was 3.58% as of December 31, 2017.

As of December 31, 2017, the Group had short-term bank borrowings of RMB2,285,113,744 credit loans and RMB 121,757,649 letter of credit loan. The remaining short-term bank borrowings of RMB3,797,568,919 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:

• Borrowings of RMB389,272,669 guaranteed by JinkoSolar Holding, RMB 230,342,000 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB 98,013,000 guaranteed by JinkoSolar Holding and Jinko Technology, RMB 1,312,293,743 guaranteed by Jiangxi Jinko, RMB23,000,000 guaranteed by Jiangxi Jinko and Zhejiang Trading, RMB192,105,480 guaranteed by JinkoSolar Holding, Zhejiang Jinko and shareholder, RMB 50,000,000 guaranteed by JX Heji, respectively.

• Borrowings of RMB 20,000,000 collateralized on the Jiangxi Jinko’s share pledge, and guaranteed by Jiangxi Jinko.

• Borrowings of RMB246,162,067 collaterialzed on Standby Letter of Credit, among which RMB 161,217,467 is also collateralized on bank deposit amounted to RMB 32,671,000.

• Borrowings of RMB 500,000,000 collateralized on the bank deposit by Jiangxi Jinko, which amounted to RMB 506,000,000 for one-month restriction.

• Borrowings of RMB61,356,138 collateralized on the Group's certain inventory and guaranteed by JinkoSolar Holding.

• Borrowings of RMB 675,023,822 collateralized on the Group's certain building and equipment, including RMB533,000,000 which were also collateralized on the Group's certain land use rights, RMB186,000,000 were also collateralized on the Group's certain inventory. In addition, included in these borrowings there were borrowings of RMB34,500,000 guaranteed by Jinko Solar Holding, RMB 90,000,000 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB166,000,000 guaranteed by Jiangxi Jinko, RMB20,000,000 guaranteed by Jiangxi Jinko and Zhejiang Trading. Borrowings of RMB 90,000,000 is also collateralized on the Desun's building and land use right amounted to RMB24,580,658.

• The net book value of the total collateralized land use right, building, equipment and inventory was RMB187,805,393, RMB545,105,430, RMB1,308,415,012 and RMB171,141,796, respectively as of December 31, 2017.

(b)	Long-term bank borrowings

	As of December 31,
	2016	2017
	RMB	RMB
Long-term bank borrowings	731,507,442	537,654,759
Less: Current portion	(242,987,883)	(157,865,822)
Total long-term borrowings	488,519,559	379,788,937

Future principal repayments on the long-term borrowings are as follows:

Year ended December 31,	RMB
2018	157,865,822
2019	205,342,000
Thereafter	174,446,937
Total	537,654,759

1)	Long-term bank borrowings

• In 2016, the Company entered into a 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB 20,000,000 which was interest free. In 2017, the Company entered into another 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB 50,000,000 which was interest free., Guochuang is a government background entity who provided the interest-free loan to the Company to support its daily operations. The borrowing was collateralized on Jiangxi Jinko’s share pledge.

• In 2015, the Company entered into a 3-year loan agreement with Finance and Investment Management Center of Jiangxi Province in China with the principle amount of RMB20, 000,000 and interest rate of 3.0%. The borrowing was collateralized on the Jiangxi Jinko’s share pledge and guaranteed by Jiangxi Jinko. The loan was not discounted as the impact was immaterial.

• In 2015 and 2016, the Company entered into loan agreements with the Export-Import Bank of China for an aggregate amount of RMB609,283,000, which were repayable from April 2017 to June 2020. As of December 31 2017, balance of these borrowings amounted to RMB333,355,000, including RMB130,342,000 due on December 31, 2018. The effective interest rate of the borrowings was 3.83% in 2017. The Borrowings were guaranteed by Zhejiang Jinko and JinkoSolar Holding.

• In 2016, the Company entered into a 10-year loan agreement with China Merchants Bank for a principle amount of RMB87,880,000 with the interest rate of 5.39%, which was repayable from February 2016 to January 2026. As of December 31 2017, the total outstanding balances amounted to RMB75,094,559, including RMB7,523,822 due on December 31, 2018. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB187,369,393.

• In 2017, the Company entered into a 3-year loan agreement with Credit Suisse AG, Singapore Branch with the principle amount of USD 6,000,000 (RMB39,205,200). The interest rate is the aggregate of 5.62% and LIBOR. The borrowing was guaranteed by JinkoSolar Holding.

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

23.	Accrued income tax – non-current

	As of December 31,
	2016	2017
	RMB	RMB
Accrued income tax – non-current	-	6,041,195

During the year ended December 31, 2017, certain domestic subsidiaries of the Company sold solar modules to the Company’s overseas solar projects entities in Mexico and Argentina with unrealized losses. Considering these overseas solar projects are still under construction, the Company accrued income tax liability in connection with the unrealized losses in accordance with ASC 810-10.

24.	LONG-TERM PAYABLES

Zhejiang Jinko Finance Leasing Co., Ltd. (“Zhejiang leasing”) was a wholly owned subsidiary of the Company. On November 7, 2016, the Company disposed Zhejiang Leasing with the consideration of RMB183 million (USD26.4 million). The transaction was closed on November 30, 2016. Loss of disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Until December 31, 2017, RMB13.1 million (USD2.0 million) of the consideration has been collected.

During the year ended December 31, 2015 and 2016, the Company sold certain module equipment (“leased assets”) to Zhejiang Leasing (the “purchaserlessor”) and simultaneously entered into one or three-year contracts to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contracts, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The accounting was eliminated as intercompany transaction in the consolidated financial statements of the Company in previous periods. Upon the disposition of Zhejiang leasing, the lease is classified as capital lease. In October 2017, the contract was early terminated upon both parties' approval. The Company recognized finance expenses amounted to RMB 1.4 million upon the early termination of the contract.

In May 2017, the Company sold certain machinery and equipment (“leased assets”) with carrying amount of RMB 201.1 million to a third party (the “purchaser-lessor”) for consideration of RMB 150 million and simultaneously entered into a three-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 51.1 million, which is being deferred and amortized into expense over the remaining useful lives of the leased assets. Through the leaseback, the Company substantially retains all of the benefits and risks incident to the ownership of the property sold, therefore, the sale-leaseback transaction is a financing with the underlying assets as collateral.

In July 2017, the Company sold certain machinery and equipment (“leased assets”) with carrying amount of RMB 815.4 million to a third party (the “purchaser-lessor”) for consideration of RMB 600 million and simultaneously entered into a four-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over four years and is entitled to obtain the ownership of these equipment at RMB 0.6 million upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 215.4 million, which is being deferred and amortized into expense over the remaining useful lives of the leased assets. Through the leaseback, the Company substantially retains all of the benefits and risks incident to the ownership of the property sold, therefore, the sale-leaseback transaction is a financing with the underlying assets as collateral.

In November 2017, the Company entered into a two-year finance leasing contract with a third-party lessor to lease certain machinery and equipment with carrying amount of RMB 74.9 million. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over two years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease.

As of December 31, 2016 and 2017, the net value of the leased assets are:

	As of December 31,
	2016	2017
	RMB	RMB

Equipment	159,980,000	824,892,821
Less: accumulated depreciation	(11,440,625)	(44,196,469)
Net Value	148,539,375	780,696,352

As of December 31, 2017, future minimum payments required under non-cancellable capital and financing lease are:

Year ending December 31,	RMB
Year ended December 31,
2018	253,950,938
2019	253,950,938
2020	192,004,684
2021	124,790,399
Total minimum lease payments	824,696,959
Less: Amount representing interest	(58,828,954)
Present value of net minimum lease payments	765,868,005
Current portion	227,457,961
Non-current portion	538,410,044

The Group amortized deferred losses related to sales leaseback transactions amounted to RMB14,714,339 during the year ended December 31, 2017.

25.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net income from continuing operations	766,539,314	990,235,555	142,191,365
Net income from discontinued operations	93,759,774	1,001,564,260	-
Total net income	860,299,088	1,991,799,815	142,191,365

Net income from continuing operations	766,539,314	990,235,555	142,191,365
Less: Net (loss)/income attributable to non-controlling interests from continuing operations	(63,348)	(432,541)	485,676
Net income attributable to JinkoSolar’s ordinary shareholders from continuing operations	766,602,662	990,668,096	141,705,689

Net income from discontinued operations	93,759,774	1,001,564,260	-
Less: Net income attributable to non-controlling interests from discontinued operations	4,270,460	6,044,451	-
Less: Accretion to redemption value of redeemable non-controlling interests from discontinued operations	172,340,442	159,477,930	-
Net income/(loss) attributable to JinkoSolar’s ordinary shareholders from discontinued operations	(82,851,128)	836,041,879	-

Net income attributable to JinkoSolar’s ordinary shareholders from continuing operations	766,602,662	990,668,096	141,705,689
Interest expense add back on assumed conversion of convertible senior notes	-	6,142,661	-
Numerator for diluted income per share for continuing operations	766,602,662	996,810,757	141,705,689

Numerator for diluted income/(loss) per share for discontinued operations	(82,851,128)	836,041,879	-

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	124,618,416	125,870,272	128,944,330
Dilutive effects of share options	3,184,545	2,246,095	2,742,900
Incremental shares on assumed conversion of convertible notes	-	2,474,074	-
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	127,802,961	130,590,441	131,687,230

Continuing operations:
Basic earnings per share attributable to JinkoSolar's ordinary shareholders from continuing operations	6.15	7.87	1.10
Diluted earnings per share attributable to JinkoSolar's ordinary shareholders from continuing operations	6.00	7.63	1.08
Discontinued operations:
Basic earnings/(loss) per share attributable to JinkoSolar's ordinary shareholders from discontinued operations	(0.66)	6.64	-
Diluted earnings/(loss) per share attributable to JinkoSolar's ordinary shareholders from discontinued operations	(0.65)	6.40	-

As disclosed in Note 8, redeemable non-controlling Interests, JinkoSolar Power issued redeemable convertible preferred shares, which are accounted for as redeemable non-controlling interest and are accreted from the initial carrying value to the ultimate redemption price on the earliest possible redemption date. For the year ended December 31, 2015, 2016 and 2017, accretion of RMB172,340,442, RMB159,477,930 and nil, respectively, for redeemable non-controlling interests was recorded as a charge to decrease net income from discontinued operations to arrive at net income from discontinued operations attributable to JinkoSolar Holding’s ordinary shareholders.

For the year ended December 31, 2017, convertible senior notes convertible into 341,469 shares were not included in the computation of diluted EPS because of their anti-dilutive effect.

26.	EMPLOYEE BENEFITS

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB355,766,607 and RMB484,821,689 as of December 31, 2016 and December 31, 2017, respectively.

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

27.	CONVERTIBLE SENIOR NOTES AND CAPPED CALL OPTIONS

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

As a result of the depressed market conditions, the Company repurchased 2019 Notes with a face value of US$88.9 million or 59.3% of the Notes at approximately 96% of the face value during the year ended December 31, 2016. The Company repurchased 2019 Notes with a face value of US$61.1 million or 40.7% of the Notes at approximately 100% of the face value during the year ended December 31, 2017.

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

As of December 31, 2015, 2016 and 2017, the estimated fair value of the 2016 Notes amounted to approximately RMB650,916,976, nil and nil, respectively. The Company recorded foreign exchange loss of RMB44,945,341, RMB392,924 and nil for the year ended December 31, 2015, 2016 and 2017, respectively. Loss from change in fair value of convertible senior notes was RMB22,926,918, RMB5,533,892 and nil in the year ended December 31, 2015, 2016 and 2017, respectively. (Note 33).

As of December 31, 2015, 2016 and 2017, the estimated fair value of the 2019 Notes amounted to approximately RMB856,064,385, RMB423,739,708 and RMB65,342, respectively. The Company recorded foreign exchange loss of RMB51,733,120, RMB43,055,871 and RMB845,071 for the year ended December 31, 2015,2016 and 2017, respectively. Gain from change in fair value of the 2019 notes was RMB14,526,000 in the year ended December 31 2015. Loss from change in fair value of convertible senior notes was RMB86,482,065 and nil in the year ended December 31, 2016 and 2017. (Note 33).

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

The fair value of capped call options was RMB17,490,323 as of December 31, 2015. In the second quarter of 2016, the capped call options were expired upon the Company’s repurchase of all the 2016 Notes. We recorded loss of RMB6,170,282, RMB18,226,535 and nil for the years ended December 31, 2015, 2016 and 2017 in change in fair value of capped call options.

28.	REPURCHASE OF ORDINARY SHARES

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

For the year ended December 31, 2012, 173,570 outstanding ADSs (694,280 shares) were repurchased with a total consideration of RMB5,521,130, which is shown as treasury stock. As of December 31, 2016 and 2017, total of 430,800 ADSs (1,723,200 shares) were repurchased but have not been retired with a total consideration of RMB13,875,553 which is shown as treasury stock.

29.	ISSUANCE OF ORDINARY SHARES

The Company’s authorized share capital is US$10,000 comprising 500,000,000 ordinary shares with a par value of US$0.00002 each. On January 22, 2014, the Company closed a follow-on public offering of 15,000,000 ordinary shares (3,750,000 ADSs) and received aggregated net proceeds of approximately $126.3million, after deducting discounts and commissions but before offering expenses.

As of December 31, 2016 and 2017 the Company’s issued and outstanding shares were 126,733,266 and 132,146,074, respectively.

30.	SHARE BASED COMPENSATION

a)	JinkoSolar Holding

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

A summary of activities under the Company’s share-based compensation plan is as follows:

	Number of option outstanding	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(US$/share)	(in years)	(RMB)
Balance as of January 1, 2017	14,656,086	3.11
Granted	-	-
Exercise	(5,412,808)	2.87
Forfeited	(152,742)	3.33
Balance as of December 31, 2017	9,090,536	3.25	6.56	163,923,839

Vested and expected to vest as of December31,2017	7,174,515	3.24	6.33	129,937,456
Vested and exercisable as of December 31, 2017	4,287,278	3.20	5.85	78,876,718

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, US$6.01 (RMB39.12) per share as of December 31, 2017 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2015, 2016 and 2017 were RMB152,515,116, RMB81,059,329 and RMB110,973,732 respectively. The weighted average grant date fair value of options granted during the years ended December 31, 2016 and 2017 was RMB17.48 and nil per share, respectively.

A summary of non-vested shares activity under the share-based compensation plan is as follows:

	Number of option outstanding	Weighted-average fair value on grant date (RMB/Share)

Non-vested at January 1, 2017	7,388,000	28.75
Granted	-	-
Vested	(2,436,000)	28.78
Forfeited	(148,742)	31.65
Non-vested at December 31, 2017	4,803,258	28.64

Expected to vest as of December 31, 2017	2,887,237	29.57

The total fair value of shares vested for the years ended December 31, 2015, 2016 and 2017 were RMB67,627,740, RMB67,773,486 and RMB70,106,939, respectively.

The share-based compensation expense of continuing operations for the year ended December 31, 2015, 2016 and 2017 was recorded in the respective items:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Costs of revenues	118,301	333,338	2,219,311
Selling expenses	23,625,827	15,980,509	12,722,162
General and administrative expenses	81,024,667	67,152,462	46,017,821
Research and development expenses	7,945,590	6,101,390	3,908,608
Total	112,714,385	89,567,699	64,867,902

As of December 31, 2017, the company had 9,090,536 options outstanding. Total share-based compensation cost, determined based on the fair value of the options on the grant dates as well as on the repricing date, if any, applying an estimated forfeiture rate of 10%, amounted to approximately RMB379,183,173 of which the amounts of RMB112,714,385, RMB89,567,699 and RMB64,867,902 was recognized for the year ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2017, the Company had unrecognized share-based compensation expense RMB42,811,699 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 2.3 years. For the year ended December 31, 2017, total cash received from the exercise of share options was RMB 69,929,453.

The fair value of options grant and modification during the year ended December 31, 2015 and 2016 is estimated on the date of grant using Black-Scholes model with the following assumptions:

	2015	2016

Expected volatility	83.49% - 91.68%	77.72% - 79.56%
Expected dividend yield	0%	0%
Expected terms	6.5	5.3 - 6.5
Risk-free interest rate	1.50% - 1.74%	1.74% - 1.94%
Fair value per option at grant date (RMB)	25.62 – 35.31	16.94 - 17.93

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

31.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Related party balances

Outstanding amounts due from/to related parties as of December 31, 2016 and 2017 were as follows:

	2016	2017
	December 31	December 31
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from Gansu Heihe Hydropower Industrial Investment LLC. (" Gansu Heihe", in which the Group owns 9% equity interests)	44,616	-
Accounts receivable from Jiangxi Jinko Engineering for sales of solar modules and others	1,414,039,443	1,049,200,951
Accounts receivable from Sweihan PV Power Company P.S.J.C ("Sweihan PV", which develops and operates solar power projects in Dubai)	-	1,063,841,109

Advances to related parties
Advances to subsidiaries of ReneSola	661,788	-

Notes receivables from related parties:
Notes receivables from Jiangxi Jinko Engineering for sales of solar modules	610,200,000	-

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	68,106	8,000
Other receivables from Jiangxi Jinko Engineering for receivable related to disposal of subsidiaries	-	28,634
Other receivables due from Sweihan Solar Holding Company	-	653,420
Other receivables from Jiangxi Jinko Engineering for miscellaneous transactions	16,704,113	6,712,861
Prepayments to Jiangxi Jinko Engineering for outsourcing services	-	10,333,131
Other receivables from Jiangxi Jinko Engineering for provision of guarantee	62,352,655	28,856,153

Other assets from related parties:
Other assets from Jiangxi Jinko Engineering for provision of guarantee	173,375,586	146,025,979

Accounts payable due to a related party:
Accounts payable due to subsidiaries of ReneSola	-	800,027
Accounts payable due to Jiangsu Jinko-Tiansheng Co., Ltd. ("Jinko-Tiansheng", in which the Group owns 30% equity interests)	-	4,528,869

Advances from related parties:
Advances from Jiangxi Jinko Engineering for sales of solar modules	60,541,490	37,344,500
Advances from subsidiaries of ReneSola	-	55,444

Other payables due to a related party:
Other payables to Desun for leasing of land and buildings	7,528,551	8,628,855
Other payables due to Jiangxi Jinko Engineering for payments on behalf of the Company	68,505,022	3,704,629

(1)	Mr Xianshou Li, chairman and chief executive officer of Renesola is the brother of Mr Xiande Li, chairman of the board of directors of the Company.

(2)	Advances of travel and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(3)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b)	Related party transactions

In connection with the Company’s disposal of JinkoSolar Power downstream business in 2016, the Group entered into a master service agreement with Jiangxi Jinko Engineering under which the Group agreed to provide a guarantee for Jiangxi Jinko Engineering’s financing obligations under its separate loan agreements. In the event that Jiangxi Jinko Engineering fails to perform its obligations under the loan agreements or otherwise defaults thereunder, the Company will become liable for Jiangxi Jinko Engineering’s obligations under the loan agreements, which amounted to RMB5.84 billion (US$897.9 million) as of December 31, 2017. The Company will charge Jiangxi Jinko Engineering service fees for the debt payment guarantee service according the master service agreement.

In addition, according to the side agreement signed among the Company, Jiangxi Jinko Engineering and investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power), the investors of Jiangxi Jinko Engineering will have the right to require Jiangxi Jinko Engineering to redeem the common shares of Jiangxi Jinko Engineering held by them, and, as a result of a guarantee issued by the Company, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, the Company will become liable for Jiangxi Jinko Engineering’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. The Company will also charge Jiangxi Jinko Engineering service fees for the redemption guarantee service according to the master service agreement. On June 22, 2017, Jiangxi Jinko Engineering and all its investors amended its Articles of Association in which terms and clauses related to the Common Share Redemption Guarantee were removed. Hence, management reversed unamortized redemption guarantee liabilities amounted to RMB22,119,127 as well as the corresponding receivables amounted to RMB 20,409,535. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1,709,592 was recognized as other income in the year ended December 31,2017.

Pursuant to the master service agreement, guarantee service fee would be settled semi-annually, and the management of the Company believes the guarantee fee charges are at market rates.

The guarantee receivables will be eliminated upon the receipt of guarantee fees from Jiangxi Jinko Engineering. The Company has received RMB52,586,819 guarantee fees from Jiangxi Jinko Engineering in 2017.

As of December 31, 2016 and December 31, 2017, the Company recorded the guarantee fee income receivable amounted to RMB235,728,241 and RMB227,468,951 and a guarantee liability amounted to RMB226,086,556 and RMB148,187,615. The guarantee liability will be amortized over the expected guarantee period in the subsequent reporting periods. Other income from Jiangxi Jinko Engineering for the guarantee fee amortized for the period from November to December, 2016 and during the year ended December 31, 2017 amounted to RMB9,641,685 and RMB64,225,858, respectively.

After the disposition date of downstream solar project business through December 31, 2016 and for the year ended December 31, 2017, sales of solar module products to subsidiaries of Jiangxi Jinko Engineering amounted to RMB35,181,217 and RMB453,251,266, respectively.

After the establishment of SSHC through December 31, 2017, sales of solar module products to Sweihan PV amounted to RMB1,219,803,260.

For the year ended December 31, 2016 and 2017, revenues from sales of products to subsidiaries of Gansu Heihe amounted to RMB102,998,133 and nil.

After the disposition date of downstream solar project business through December 31, 2016 and for the year ended December 31, 2017, rental services provided to subsidiaries of Jiangxi Jinko Engineering amounted to RMB345,600 and RMB2,142,018, respectively.

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to the Group. Since the establishment date of the Jinko-Tiansheng through December 31, 2017, Jinko-Tiansheng charged the Group processing fee amounted to RMB 8,375,075. Price of the processing services was decided based on market price.

For the years ended December 31, 2015, 2016 and 2017, revenues from sales of products to subsidiaries of ReneSola amounted to nil, nil, and RMB6,474,041, respectively.

For the years ended December 31, 2015, 2016 and 2017, raw materials purchased from subsidiaries of ReneSola amounted to RMB62,640, nil and RMB2,866,904, respectively.

In the fourth quarter of 2017, JinkoSolar International Development Limited disposed Lotapera and four Mexico power plants(Note 1) with the consideration of RMB28,634 (USD4,383). Considerations associated with the transaction have not been collected as of December 31, 2017.

In November 2017, the Company entered into an agreement with Jiangxi Jinko Engineering, which entrusted Jiangxi Jinko Engineering to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling Jiangxi Jinko Engineering to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of Jiangxi Jinko Engineering. The Company agrees to pay service fees calculated based on the actual costs incurred by Jiangxi Jinko Engineering during the power stations’ construction period and a fixed amount fee during the operation period. The Company paid RMB13,068,400 (US$2.0 million) in advance and recorded service expenses incurred in the year of 2017 amounted to RMB2,735,269 as cost of project assets.

On January 1, 2008, Desun and Jiangxi Jinko entered into an operating lease agreement pursuant to which Desun leased its buildings and land use rights to Jiangxi Jinko for a ten-year period from January 1, 2008 to December 31, 2017. Desun charged Jiangxi Jinko RMB 1,100,304 in rent for the years ended December 31, 2015, 2016 and 2017 respectively.

As of December 31, 2017, the Company has entered into a RMB90,000,000 loan agreement with a domestic bank which was collateralized on Desun's building and land use right amounted to RMB24,580,658 and the Group’s certain building and equipment.

32.	CERTAIN RISKS AND CONCENTRATION

a)	Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2016 and 2017, substantially all of the Group's cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

b)	Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2017, 62.3% of the Group's revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

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

There is no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2016 and 2017, respectively. Also, there exists no individual customer to whom sales comprised over 10% of the Group’s total revenue during the year ended December 31, 2016 and 2017, respectively.

d)	Interest rate,

The Group's main interest rate exposure relates to long-term borrowings. The Group does not hedge against interest rate. Any increase in interest rates would increase the Group's finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

33.	COMMITMENTS AND CONTINGENCIES

(a)	Operating lease commitments

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights from Desun, under a non-cancelable operating lease expiring in January 2018. In addition, the Group also leased office buildings for its offices under non-cancelable operating lease from third parties.

The Group is opening its first U.S. factory in Jacksonville, Florida, of which the annual production of solar modules is expected to be 400 MW. The Group leased buildings and lands for the factory under a non-cancelable operating lease from a third party. Total amount of the related operating lease commitments will be up to RMB104.6 million in the future.

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2018	50,755,609
2019	34,354,435
2020	29,999,378
2021	29,596,057
2022	25,574,400
Thereafter	82,177,148
Total	252,457,027

Rental expense under all operating leases were RMB14,375,422, RMB20,574,072 and RMB19,313,730 for the years ended December 31, 2015, 2016 and 2017, respectively.

(b)	Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB3,309,348,608 as of December 31, 2017.

Year ending December 31,	RMB
2018	1,592,950,011
2019	1,579,598,597
Thereafter	136,800,000
Total	3,309,348,608

(c)	Contingencies

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

In the fourth quarter of 2017, the Company decided to fulfill the demand for its solar products in South Africa through other overseas manufacturing facilities, and closed its manufacturing facility in South Africa. In December 2017, the South African Revenue Services (“SARS”), issued a letter of demand in terms of the Customs and Excise Act (the “Act”). The demand is for the amount of approximately ZAR573.1 million (US$42.4 million) against JinkoSolar (Pty) Ltd, our subsidiary. SARS alleges that JinkoSolar (Pty) Ltd’s importation of certain components for the manufacturer of solar panels and the rebate of customs duty did not comply with the Act. The Company is of the view that SARS’ decision to persist with the letter of demand for the amounts in question is without any legal basis and intend on vigorously defending all claims against JinkoSolar (Pty) Ltd. JinkoSolar (Pty) Ltd has submitted an application to SARS for the suspension of payment for the amount demanded, pending the finalization of the dispute. JinkoSolar (Pty) Ltd intends to lodge an internal appeal in terms of section 77A – 77F of the Act against the decision of SARS to claim the amounts demanded and the basis thereof. The Company assessed the potential impact of the dispute and concluded that the potential exposure JinkoSolar (Pty) Ltd. would be subject to is less than RMB70,000, which is immaterial to its consolidated financial statements.

(d)	Guarantees

Upon the disposition of Jiangxi Jinko Engineering, the Company provided the loan guarantee and redemption guarantee to Jiangxi Jinko Engineering (note 3 & note 31).

The Company provided a debt payment guarantee in connection with a loan facility granted to Sweihan PV Power Company P.J.S.C (“Sweihan”), equity investee of the Company for developing overseas solar power project, in a maximum aggregate principal amount not exceeding US$42.9 million. At the same time, pursuant to the shareholders agreement, the Company together with another shareholder of Sweihan, shall enable Sweihan to repay the loan facility in full. Therefore, the Company believes the probability of Sweihan’s default of repayment is remote, and no liability of the guarantee is recognized as of December 31, 2017.

34.	FAIR VALUE MEASUREMENTS

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

Fair value change in forward contracts and call spread

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign currency forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD10 million as of December 31, 2017. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

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

Rate Cap Derivative

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its overseas power station business operation and expansion, the Company’s operating subsidiaries located in Mexico will obtain long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate cap contract in 2016 to fix the interest rate as a fixed rate payer. The rate cap is a derivative which needs to be fair valued at each reporting period end. The fair value gain or loss arising from the remeasurement is recognized in the consolidated statements of operations and comprehensive income. As of December 31, 2017, the fair value of the rate cap was RMB26,486,388, which was recorded as a derivative liability. The fair value change was a loss of RMB10,364,075 and RMB16,122,313 for the year ended December 31, 2016 and 2017, respectively.

Recurring change in fair value

As of December 31, 2015, 2016 and 2017, information about the hierarchy of the fair value measurements for the Company's assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2015	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Call spread option	7,277,406	-	-	7,277,406
Foreign exchange forward contracts	7,038,537	-	7,038,537	-
Capped call options	17,490,323	-	-	17,490,323

Liabilities:
Foreign exchange forward contracts	4,295,737	-	4,295,737	-
Convertible senior notes	1,506,981,361	-	-	1,506,981,361
Warrant liability	68,377,608	-	-	68,377,608

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2016	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Guarantee receivables	235,728,241	-	-	235,728,241
Foreign exchange forward contracts	640,876	-	640,876	-

Liabilities:
Convertible senior notes	423,739,708	-	-	423,739,708
Guarantee liabilities	226,086,556	-	-	226,086,556
Rate cap derivative	10,364,075	-	-	10,364,075

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2017	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Guarantee receivables	174,882,132	-	-	174,882,132

Liabilities:
Foreign exchange forward contracts	4,520,619	-	4,520,619
Convertible senior notes	65,342	-	-	65,342
Guarantee liabilities	148,187,615	-	-	148,187,615
Rate cap derivative	26,486,388	-	-	26,486,388

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2015, 2016 and 2017 were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at January 1,	1,540,398,645	1,506,981,361	423,739,708
Issuance of convertible senior notes	-	-	-
Foreign exchange (gain)/loss	96,678,461	43,448,795	(845,071)
Change in fair value of convertible senior notes	8,400,918	92,015,957	-
Repurchase of convertible senior notes	(138,496,663)	(1,218,706,405)	(422,829,295)
Balance at December 31,	1,506,981,361	423,739,708	65,342

A summary of changes in Level 3 fair value of capped call options for the year ended December 31, 2015, 2016 and 2017 were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at January 1,	21,098,263	17,490,323	-
Foreign exchange (gain)/loss	2,562,342	736,212	-
Change in fair value of capped call options	(6,170,282)	(18,226,535)	-
Balance at December 31,	17,490,323	-	-

The capped call options were expired upon the full repurchase of 2016 Notes in 2016 (note 27).

A summary of changes in Level 3 fair value of available-for-sale investment for the year ended December 31, 2015, 2016 and 2017 were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at January 1,	20,875,725	-	-
Receipt of available-for-sale investment	-	-	-
Foreign exchange gain/(loss)	-	-	-
Change in fair value of available-for-sale investment	-	-	-
Transfer to receivable (Note 2 (h))	(20,875,725)	-	-
Balance at December 31,	-	-	-

A summary of changes in Level 3 fair value of call spread options for the year ended December 31, 2015, 2016 and 2017 were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at January 1,	-	7,277,406	-
Purchase of call spread option	7,647,843	4,761,603	-
Change in fair value of call spread	(370,437)	-	-
Exercise of call spread options	-	(12,039,009)	-
Balance at December 31,	7,277,406	-	-

A summary of changes in Level 3 fair value of warrant liability for the year ended December 31, 2015, 2016 and 2017 were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at January 1,	-	68,377,608	-
Issuance of warrant liability	62,331,211	-	-
Exchange loss on warrant liability	3,950,373	2,256,314	-
Change in fair value of warrant liability	2,096,024	(34,937,341)	-
Repurchase of warrant liability	-	(35,696,581)	-
Balance at December 31,	68,377,608	-	-

A summary of changes in Level 3 fair value of rap cap derivative for the year ended December 31, 2015, 2016 and 2017 were as follows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at January 1,	-	-	10,364,075
Change in fair value of rate cap derivative	-	10,364,075	16,122,313
Balance at December 31,	-	10,364,075	26,486,388

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	Type of derivatives
	Foreign exchange forward
For the year ended	contracts		Call spread	Rate cap	Capped call	Warrant
December 31,	Realized	Unrealized	options	derivative	options	liability	Total
(In RMB)
2015	71,000,875	(14,068,932)	(370,437)	-	(6,170,282)	(2,096,024)	48,295,200
2016	(53,202,660)	640,876	-	(10,364,075)	(18,226,535)	34,937,341	(46,215,053)
2017	(3,690,785)	(4,520,619)	-	(16,122,313)	-	-	(24,333,717)

Non-recurring change in fair value

As of December 31, 2015

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2015	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	3,766,435,564	-	-	3,766,435,564	-

As of December 31, 2016

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2016	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	4,738,681,353	-	-	4,738,681,353	125,524,021

As of December 31, 2017

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2016	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	6,680,187,156	-	-	6,680,187,156	-

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10, long-lived assets held and used with a carrying amount of nil, RMB125,524,021 and nil as of December 31, 2015, 2016 and 2017 were written down to their fair value of zero, resulting in an impairment charge of nil, RMB125,524,021 and nil for the year ended December 31, 2015, 2016 and 2017, respectively, which was calculated based on Level 3 Inputs and included in earnings for the respective years.

35.	RESTRICTED NET ASSETS

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

Restricted net assets were RMB4,969,729,706 representing 74% of the Company’s total consolidated net assets as of December 31, 2017.

36.	SUBSEQUENT EVENTS

In February 2018, the Company closed the follow-on offering of 4,140,000 ADSs, each representing four ordinary shares of the Company, par value US$0.00002 per share, at US$18.15 per ADS. The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses, was approximately US$71.1 million.

In March 2018, the Company entered into a major sales agreement with NextEra Energy, Inc. to supply them with up to 2,750 megawatts of high-efficiency solar modules over approximately four years.

37.	ADDITIONAL INFORMATION – CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

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

As disclosed in Note 31b, the Company provided guarantee for the redemption of the common shares of Jiangxi Jinko Engineering held by its investors during the period from October 2016 to June 2017.

Except for the guarantees as disclosed in Note 31b, the Company did not have any other significant contingency, commitment, or off balance sheet long term obligation as of December 31, 2015, 2016 and 2017.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	For the year ended December 31
	2015	2016	2017
	RMB	RMB	RMB	USD
				(Note 2 (an))
Net revenue	-	-	-	-
Cost of revenues	-	-	-	-

Gross profit	-	-	-	-

Total operating expenses	(11,992,992)	(9,937,095)	(3,139,147)	(482,478)

Other income, net	-	3,214,433	8,825,212	1,356,410

Income/(loss) from operations	(11,992,992)	(6,722,662)	5,686,065	873,932

Share of income from subsidiaries and affiliates	692,117,271	1,949,659,745	124,171,093	19,084,748
Interest (expenses)/income, net	26,434,242	4,089,083	(1,563,985)	(240,380)
Exchange gain/(loss)	(8,235,787)	(10,073,699)	13,412,516	2,061,465
Change in fair value of convertible senior notes and capped call option	(14,571,200)	(110,242,492)	-	-
Income before income taxes	683,751,534	1,826,709,975	141,705,689	21,779,765
Income tax expenses	-	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	683,751,534	1,826,709,975	141,705,689	21,779,765

Condensed balance sheets:

	December 31, 2016	December 31, 2017
	RMB	RMB	USD
			(Note 2 (an))
ASSETS
Current assets:
Cash and cash equivalent	4,815,606	15,706,763	2,414,085
Due from subsidiaries	863,880,453	534,172,422	82,100,798
Due from related parties	10,102,244	9,625,813	1,479,460
Other current assets	12,231,081	40,037,711	6,153,684
Total current assets	909,440,051	599,542,709	92,148,027
Investments in subsidiaries	6,403,914,947	6,452,545,486	991,738,083
Due from related parties - non current	18,410,667	476,963	73,308
Total assets	7,313,354,998	7,052,565,158	1,083,959,418

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	389,900,932	358,580,283	55,112,781
Due to related parties	10,102,244	298,352	45,856
Other current liabilities	13,706,994	3,920,963	602,641
Convertible senior notes-current	423,739,708	-	-
Total current liabilities	837,449,878	362,799,598	55,761,278
Due to related parties – non-current	15,196,234	426,963	65,623
Convertible senior notes	-	65,342	10,043
Total liabilities	852,646,112	363,291,903	55,836,944

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 128,456,466 and 133,869,274 shares issued as of December 31, 2016 and December 31, 2017, respectively, 126,733,266 and 132,146,074 shares outstanding as of December 31, 2016 and December 31, 2017, respectively.)	17,881	18,604	2,859
Additional paid-in capital	3,145,262,253	3,313,608,385	509,292,284
Accumulated other comprehensive income	104,784,173	23,295,998	3,580,529
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2016 and December 31, 2017	(13,875,553)	(13,875,553)	(2,132,633)
Retained earnings	3,224,520,132	3,366,225,821	517,379,435
Total shareholders' equity	6,460,708,886	6,689,273,255	1,028,122,474

Total liabilities and shareholders' equity	7,313,354,998	7,052,565,158	1,083,959,418

The balance due from subsidiaries represented the expenses paid on behalf by the Company for its subsidiaries.

Other current assets represented options receivables.

The balance due to subsidiaries represented the professional service fees paid by Jiangxi Jinko.

Other current liabilities represented accrual for unpaid professional service fees.

Condensed statements of cash flows:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	USD
				(Note 2 (an))
Cash flows from operating activities:
Net income	683,751,534	1,826,709,975	141,705,689	21,779,766
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of convertible senior notes	8,400,918	92,015,957	-	-
Change in fair value of capped call option	6,170,282	18,226,535	-	-
Share of income from subsidiaries	(692,117,271)	(1,949,659,745)	(124,171,093)	(19,084,748)
Guarantee income	-	(3,214,433)	(8,825,212)	(1,356,410)
Exchange (gain)/loss	8,235,787	10,073,699	(13,412,516)	(2,061,466)
Changes in operating assets and liabilities:
Decrease in due from subsidiaries	104,043,486	837,979,030	410,590,040	63,106,535
(increase)/Decrease in other current assets	(1,080,514)	(4,394,605)	5,742,872	882,663
increase/(Decrease) in due to subsidiaries	21,721,556	327,267,488	(37,268,274)	(5,728,029)
increase/(Decrease) in other current liabilities	316,410	(10,835,057)	(10,018,710)	(1,539,848)
Net cash provided by operating activities	139,442,188	1,144,168,844	364,342,796	55,998,463

Cash flows from investing activities:
Investments in subsidiaries	(5,620,197)	-	-	-
Net cash used in investing activities	(5,620,197)	-	-	-

Cash flows from financing activities:
Proceeds from exercise of share options	7,613,965	21,730,663	69,929,453	10,747,960
Repurchase of convertible senior notes	(113,025,510)	(1,218,706,405)	(422,829,295)	(64,987,673)
Net cash used in financing activities	(105,411,545)	(1,196,975,742)	(352,899,842)	(54,239,713)
				-
Effect of foreign exchange rate changes on cash and cash equivalents	2,227,375	1,937,422	(551,797)	(84,810)

Net increase/(decrease) in cash and cash equivalents	30,637,821	(50,869,476)	10,891,157	1,673,940
Cash and cash equivalents, beginning of year	25,047,261	55,685,082	4,815,606	740,145

Cash and cash equivalents, end of year	55,685,082	4,815,606	15,706,763	2,414,085

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	10,210,003	6,135,783	39,685,283	6,184,495

