Form 20-F
period 2018-12-31
JinkoSolar Holding Co., Ltd.
filed 2019-04-10
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

156,864,737 ordinary shares, excluding 413,253 ADSs representing 1,653,012 ordinary shares reserved for future grants under our share incentive plans, and 1,723,200 ordinary shares as treasury stock, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer” , “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012

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

-i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” or “JinkoSolar” refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;

•	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated;

•	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;

•	“2016”, “2017” and “2018” refers to our fiscal years ended December 31, 2016, 2017 and 2018, respectively;

•	“ADSs” refers to our American depositary shares, and “ADRs” refers to the American depositary receipts evidencing our ADSs;

•	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of directive 2004/108/EC of the European Union and EN61000-6-3:2001+A11:2004 and EN61000-6-1:2001 standards;

•	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC61215:2005 and IEC61730-2:2004 standards;

•	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;

•	“EPC” refers to engineering, procurement and construction;

•	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;

•	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;

•	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;

•	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;

•	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC61215:2005, IEC61730-1:2004 and IEC61730-2:2004 standards;

•	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;

•	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;

•	“JinkoPower” refers to Jinko Power Technology Co., Ltd., formerly known as Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries, and its subsidiaries;

•	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;

•	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;

•	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;

•	“JPY” refers to Japanese Yen;

•	“kV” refers to kilovolts;

•	“kWh” refers to kilowatt hour(s);

•	“local grid companies” refers to the subsidiaries of the State Grid in China;

•	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;

•	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;

•	“NEA” refers to the National Energy Administration in China;

•	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;

•	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;

•	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;

•	“PV” refers to photovoltaic;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;

•	“State Grid” refers to State Grid Corporation of China and the local grid companies;

•	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;

•	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;

•	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts; and

3

•	“Xinjiang Jinko” refers to Xinjiang Jinko Solar Co., Ltd., one of our wholly-owned subsidiaries in the PRC.

•	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2016, 2017 and 2018 and as of December 31, 2016, 2017 and 2018.

4

Part I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2015, and the selected consolidated balance sheets data as of December 31, 2015 and 2016 are derived from our audited financial statements not included in this annual report, after giving effect to the reclassification of deferred tax assets and deferred tax liabilities on adoption of ASU 2015-17, “Income Tax(Topic 740): Balance sheet Classification of Deferred Taxes. The selected consolidated balance sheet data as of December 31, 2014 are derived from our unaudited financial statements and reflect the impact of retrospective adjustments for our disposition of JinkoPower, which has been classified as discontinued operations and balance sheet reclassification of deferred tax assets and deferred tax liabilities on adoption of ASU 2015-17, “Income Tax (Topic 740): Balance Sheet Classification of Deferred Taxes.” The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods. On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”.

	2014	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations:
Continuing operations:
Revenues	9,740,876.5	15,454,374.4	21,400,638.1	26,472,943.5	25,042,613.3	3,642,297.0
Cost of revenues	(7,643,687.8)	(12,522,913.8)	(17,531,299.2)	(23,481,375.1)	(21,528,868.4)	(3,131,244.0)
Gross profit	2,097,188.7	2,931,460.6	3,869,338.9	2,991,568.4	3,513,744.9	511,053.0
Total operating expenses	(1,253,134.6)	(1,809,655.4)	(2,520,235.7)	(2,666,306.2)	(2,868,818.1)	(417,252.3)
Income from operations	844,054.1	1,121,805.2	1,349,103.2	325,262.2	644,926.8	93,800.7
Interest expenses, net	(226,342.6)	(311,018.6)	(359,296.3)	(245,529.6)	(295,692.0)	(43,006.6)
Convertible senior notes issuance costs	(26,052.9)	-	-	-	-	-
Subsidy income	48,829.6	101,873.6	168,646.6	147,916.8	52,176.5	7,588.8
Exchange gain/(loss), net	(139,566.6)	(86,517.7)	208,811.4	(114,344.6)	33,681.1	4,898.7
Other income/(expense), net	(1,558.6)	1,036.3	8,768.4	59,646.9	25,817.1	3,754.9

5

	2014	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Investment income	-	-	4,902.5	-	-	-
(Loss)/gain on disposal of subsidiaries	-	-	5,017.9	257.1	(9,425.4)	(1,370.9)
Change in fair value of foreign exchange forward contracts	(714.7)	56,931.9	(52,561.8)	(8,211.4)	(44,089.7)	(6,412.6)
Change in fair value of foreign exchange options	-	-	-	-	(9,720.2)	(1,413.7)
Change in fair value of call spread options	-	(370.4)	-	-	-	-
Change in fair value of interest rate swap	-	-	(10,364.1)	(16,122.4)	9,701.0	1,411.0
Change in fair value of warrant liability	-	(2,096.0)	34,937,341	-	-	-
Change in fair value of convertible senior notes and capped call options	64,101.7	(14,571.2)	(110,242.6)	-	-	-
Income from continuing operations before income taxes	562,750.0	867,073.1	1,247,722.6	148,875.0	407,375.2	59,250.3
Income tax (expense)/benefit	135,392.9	(100,533.8)	(257,487.0)	(4,628.0)	(4,409.5)	(641.3)
Equity in income/(loss) of affiliated companies	-	-	-	(2,055.7)	2,609.9	379.6
Income from continuing operations, net of tax	698,142.9	766,539.3	990,235.6	142,191.4	405,575.6	58,988.6
Discontinued operations
Gain on disposal of discontinued operations before income taxes	-	-	1,007,884.1	-	-	-
Income from discontinued operations before income taxes	29,112.9	105,089.6	48,146.2	-	-	-
Income tax expense, net	(1,058.9)	(11,329.8)	(54,466.1)	-	-	-
Income from discontinued operations, net of tax	28,054.0	93,759.8	1,001,564.2	-	-	-
Net income	726,196.9	860,299.1	1,991,799.8	142,191.4	405,575.6	58,988.6
Less: Net (loss)/income attributable to non-controlling interests from continuing operations	-	(63.3)	(432.5)	485.7	(903.2)	(131.4)
Less: Net income attributable to non-controlling interests from discontinued operations	851.2	4,270.5	6,044.5	-	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	52,320.7	172,340.4	159,477.9	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	673,025.1	683,751.5	1,826,710.0	141,705.7	406,478.8	59,120.0
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from continuing operations
Basic	5.67	6.15	7.87	1.10	2.64	0.38
Diluted	4.02	6.00	7.63	1.08	2.63	0.38

6

	2014	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from continuing operations
Basic	22.68	24.60	31.48	4.40	10.56	1.52
Diluted	16.08	24.00	30.52	4.32	10.52	1.52
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from discontinued operations
Basic	(0.20)	(0.66)	6.64	-	-	-
Diluted	(0.16)	(0.65)	6.40	-	-	-
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from discontinued operations
Basic	(0.80)	(2.64)	26.56	-	-	-
Diluted	(0.64)	(2.60)	25.60	-	-	-

Weighted average ordinary shares outstanding
Basic	122,980,870	124,618,416	125,870,272	128,944,330	153,806,379	153,806,379
Diluted	153,786,531	127,802,961	130,590,441	131,687,230	154,704,166	154,704,166
Weighted average ADS outstanding
Basic	30,745,218	31,154,604	31,467,568	32,236,083	38,451,595	38,451,595
Diluted	38,446,633	31,950,740	32,647,610	32,921,808	38,676,042	38,676,042

(1)	Each ADS represents four ordinary shares.

	As of December 31,
	2014	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,316,175.7	2,392,591.1	2,501,417.5	1,928,302.8	3,104,916.8	451,591.4
Restricted cash	517,055.4	555,723.9	318,784.9	833,072.0	377,110.8	54,848.5
Restricted short-term investments	1,134,362.9	1,160,518.1	3,333,450.4	3,237,772.9	4,058,419.0	590,272.6
Short-term investments	112,000.0	29,427.1	71,301.1	2,684.5	-	-
Account receivable, net – related parties	174,533.98	60,973.8	1,414,084.1	2,113,042.1	675,767.7	98,286.3
Accounts receivable, net – third parties	2,947,680.1	2,690,519.0	4,753,715.3	4,497,634.5	5,436,370.7	790,687.3
Notes receivable – related parties	-	-	610,200.0	-	-	-
Notes receivable, net – third parties	70,080.6	515,441.9	915,314.8	571,231.8	1,010,468.5	146,966.5
Advances to suppliers – related parties	1,183.8	1,021.1	661.8	-	-	-
Advances to suppliers, net – third parties	80,922.3	251,389.9	325,766.3	397,076.2	665,220.9	96,752.4
Inventories, net	1,891,148.1	3,203,325.0	4,473,514.7	4,273,730.0	5,743,327.9	835,332.4
Total current assets	10,407,319.6	22,494,804.1	19,695,296.4	19,607,856.4	22,854,259.9	3,324,014.2
Project assets	-	-	55,063.5	473,731.2	1,770,621.1	257,526.2
Property, plant and equipment, net	2,968,484.7	3,766,435.6	4,738,681.4	6,680,187.2	8,275,899.7	1,203,679.7

	As of December 31,
	2014	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Land use rights, net	371,932.2	349,914.1	450,940.6	443,269.2	574,945.2	83,622.3
Total assets	19,087,636.4	27,144,548.5	26,090,639.8	28,636,404.7	35,853,181.9	5,214,629.0
Accounts payable – related parties	1,478.5	1,478.5	-	5,328.9	698.0	101.5
Accounts payable – third parties	2,402,625.3	3,783,304.9	4,290,070.5	4,658,202.1	5,327,094.0	774,793.7
Notes payable – third parties	1,653,082.7	1,924,495.8	4,796,766.3	5,672,496.6	6,036,576.7	877,983.7
Accrued payroll and welfare expenses	304,601.8	454,210.9	582,275.7	721,380.1	810,920.7	117,943.5
Advance from related parties	-	-	60,541.5	37,399.9	910.1	132.4
Advance from third parties	423,028.7	1,299,491.4	1,376,919.5	748,958.8	2,395,228.9	348,371.6
Bonds payable and accrued interests	66,725.8	866,725.8	-	10,256.6	10,318.0	1,500.7
Short-term borrowings (including current portion of long-term borrowings)	2,547,366.5	2,589,864.1	5,488,629.0	6,204,440.3	7,103,399.2	1,033,146.6
Total current liabilities	10,523,364.6	18,622,441.9	18,362,656.9	19,962,416.9	24,141,186.3	3,511,190.0
Long-term borrowings	8,000.0	1,308,679.8	488,519.6	379,788.9	1,954,830.8	284,318.3
Convertible senior notes	1,540,398.6	856,064.4	-	65.3	-	-
Total liabilities	14,119,231.9	21,184,825.5	19,630,426.8	21,947,141.6	27,399,203.9	3,985,048.9
Redeemable non-controlling interests	1,435,585.3	1,607,925.7	-	-	-	-
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	3,507,097.3	4,321,868.2	6,460,708.9	6,689,273.3	7,839,891.4	1,140,264.9
Non-controlling interests	25,721.9	29,929.0	(495.9)	(10.2)	614,086.6	89,315.2
Total liabilities, redeemable non-controlling interests and shareholders’ equity	19,087,636.4	27,144,548.5	26,090,639.8	28,636,404.7	35,853,181.9	5,214,629.0
Outstanding shares as of the year end	124,292,030	125,473,930	126,733,266	132,146,074	156,864,737	156,864,737

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the noon buying rate in effect as of December 31, 2018. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 5, 2019, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.7182 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2869	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9580
2017	6.5063	6.7350	6.4773	6.9575
2018	6.8755	6.6090	6.2649	6.9737
October	6.9737	6.9191	6.8680	6.9737
November	6.9558	6.9367	6.8894	6.9558
December	6.8755	6.8837	6.8343	6.9077
2019
January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7367	6.6822	6.7907

Period	Period End	Average(1)	Low	High
March	6.7112	6.7119	6.6916	6.7381
April (through April 5, 2019)	6.7182	6.7154	6.7098	6.7223

(1)	Annual averages are calculated by averaging the rates on the last business day of each month during the annual period. Monthly averages are calculated by averaging the rates on each business day during the month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly cut down. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. Meanwhile, in the United States, another major solar market of ours, the solar PV projects faced great uncertainties under the administration of U.S. President Donald Trump because it is believed that his administration favors traditional energy industries. There are also uncertainties associated with the United Kingdom leaving the European Union, since the referendum in June 2016. Despite the decrease in demand, the global solar module production capacity still increased by over 20%, from December 31, 2017 to December 31, 2018, which further intensified competition over pricing. Consequently, the average selling price of our solar modules, which represented 96.2% of our total revenue in 2018, decreased from RMB3.33 per watt for 2016 to RMB2.62 per watt for 2017, and further decreased to RMB2.14 per watt (US$0.31 per watt) for 2018. Our gross margin increased from 11.3% in 2017 to 14.0% in 2018, primarily due to continued declines in solar modules cost and the benefit of CVD reversal of RMB209.7 million (US$30.5 million), based on the final results in the fourth administrative review of the CVD order published by the U.S. Department of Commerce.

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

We received government grants totaling RMB168.6 million, RMB147.9 million and RMB52.2 million (US$7.6 million) for 2016, 2017 and 2018, respectively, which included government grants for our production scale expansion, technology upgrades, export market development and solar power project development. We cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all.

As a substantial part of our operations are in the PRC, the policies and regulations adopted by the PRC government towards the solar energy industry are important to the continuing success of our business. Although there is regulatory support for solar power generation such as subsidies, preferential tax treatment and other economic incentives in recent years, future government policies may not be as supportive. The PRC central government may reduce or eliminate existing incentive programs for economic, political, financial or other reasons. In addition, the provincial or local governments may delay the implementation or fail to fully implement central government regulations, policies or initiatives. We disposed of our downstream solar power project business in the PRC in November 2016, which relied more heavily on governmental support. However, until the solar energy industry becomes commercially profitable without subsidies, a significant reduction in the scope or the discontinuation of government incentive programs in the PRC or other jurisdictions could materially and adversely affect market demand for our products and negatively impact our revenue and profitability.

Besides the PRC, various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources, including certain countries in Europe, notably Italy, Germany, France, Belgium and Spain; certain countries in Asia, including Japan, India and South Korea; countries in North America, such as the United States and Canada; as well as Australia. Examples of government-sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the NDRC, the Ministry of Finance and the NEA issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the world’s solar market due in large part to government policies that established high FIT rates. However, since 2010, the German government has introduced legislation to reduce the FIT program due to the strong growth of its domestic solar market. In 2009, the Spanish government continued reductions in the FIT as a result of its government’s spending cut backs, which resulted in a weakened solar market. In 2010, Italy also announced annual reductions to FIT beginning in 2011 in an effort to impede overheating of its solar market. The Italian FIT scheme (Conto Energia) was terminated in 2012, and self-consumption became the main driver for residential installations in Italy. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2018, the Japanese government cut down its FIT from JPY 40 to JPY 26 for projects below 10 KW and from JPY 42 to JPY 18 for projects above 10 KW.

In 2018, we generated 73.6% of our total revenue from overseas markets, and the United States, Mexico and Australia, our three largest export markets, represented 10.9%, 8.9% and 8.3% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

We are exposed to significant guarantee liabilities and if the debtors default, our financial position would be materially and adversely affected.

In connection with our disposal of JinkoPower — a downstream business — in 2016, we entered into a master service agreement with JinkoPower, where we agreed to provide a guarantee for JinkoPower’s financing obligations under certain of its loan agreements, which amounted to RMB4.07 billion (US$592.5 million) as of December 31, 2018, for a three-year period starting from October 2016. In addition, we give guarantees to certain of our related parties. As of December 31, 2018, we had guarantee liabilities to related parties of RMB92.4 million (US$13.4 million). In the event that JinkoPower or the relevant related parties (as the case may be) fail to perform their respective obligations or otherwise default under the relevant loan agreements or other contracts, we will become liable for their respective obligations under those loan agreements or other contracts, which could materially and adversely affect our financial condition.

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

We had negative working capital as of December 31, 2018. Our management believes that our cash position as of December 31, 2018, the cash expected to be generated from operations, and funds available from borrowings under our bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from April 10, 2019, the date of issuance of our consolidated financial statements for 2018 included in this annual report.

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

Our average module selling price decreased from RMB3.33 per watt for 2016 to RMB2.62 per watt for 2017, and further decreased to RMB2.14 per watt (US$0.31 per watt) for 2018. Continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar cells and modules, including our products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices, or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our ability to expand our business abroad may be restricted.

In 2016, 2017 and 2018, we generated 61.5%, 62.8% and 73.6%, respectively, of our total revenue from export sales. We also have manufacturing facilities in the United States and Malaysia. As our global expansion strategies continue to evolve and in order to stay cost-efficient, we have decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa in the fourth quarter of 2017. In January 2018, we entered into a major supply agreement with NextEra Energy, Inc., or NextEra. Under such master agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with this agreement, we established our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and will reach full production capacity in the first half of 2019. We plan to continue to increase manufacturing and sales outside China and expand our customer base overseas.

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

As we enter into new markets in different jurisdictions, we will face different business environments and industry conditions, and we may spend substantial resources familiarizing ourselves with the new environment and conditions. To the extent that our business operations are affected by unexpected and adverse economic, regulatory, social and political conditions in the jurisdictions in which we have operations, we may experience project disruptions, loss of assets and personnel, and other indirect losses that could adversely affect our business, financial condition and results of operations. For instance, our manufacturing facility in the United States may expose us to various risks, including, among others, failure to obtain the required approvals, permits or licenses, or to comply with the conditions associated therewith, failure to procure economic incentives or financing on satisfactory terms, and failure to procure construction materials, production equipment and qualified personnel for the manufacturing facility in a timely and cost-effective manner. Any of these events may increase the related costs, or impair our ability to run our operations in the future on a cost effective basis, which could in turn have a material adverse effect on our business and results of operations. For instance, we plan to ship products from our manufacturing facility in the United States to satisfy our supply obligation under a master solar module supply agreement (the “Master Agreement”), which we signed with a U.S. counterparty in January 2018, and other supply obligations for other customers located in the United States. Under the Master Agreement, we have agreed to provide around 1.75 GW of high-efficiency solar modules over three years. If we fail to ramp up the facility in time or as planned, we may need to ship products from other manufacturing facilities located outside of the United States, which may be subject to the tariff due to the Section 201 Investigation, the anti-dumping and countervailing duties imposed by the U.S. government and any other trade restrictions.

We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.

Our direct sales to the U.S. market accounted for 36.0%, 15.3% and 10.9% of our total revenues in 2016, 2017 and 2018, respectively. In 2011, SolarWorld Industries America Inc., a solar panel manufacturing companies in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of CSPV cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the anti-dumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into the United States of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us were 13.94% (for anti-dumping) and 15.24% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce.

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which the anti-dumping and countervailing rates applicable to us are 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates will be the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us was 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us was 10.64% after this amendment. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respective to crystalline silicon photovoltaic cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. The U.S. International Trade Commission’s determination of the five-year review is pending as of the date of this annual report. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The fifth administrative reviews are pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits are required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us are 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. The cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing).

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

In August 2017, the United States Trade Representative initiated an investigation pursuant to the Trade Act of 1974, as amended (the “Trade Act”), to determine whether acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation are actionable under the Trade Act (“Section 301 Investigation”). The findings from the United States Trade Representative with the assistance of the interagency Section 301 committee show that the acts, policies, and practices of the Chinese government related to technology transfer, intellectual property and innovation are unreasonable or discriminatory and burden or restrict the U.S. commerce. On March 22, 2018, the U.S. President directed his administration to take a range of actions responding to China’s acts, policies, and practices involving the unfair and harmful acquisition of U.S. technology. These actions include imposing an additional duty of 25 percent on products from China in aerospace, information and communication technology, and machinery. On April 3, 2018, the United States Trade Representative proposes a list of products with Chinese origin which will be subject to the additional duty. In June and July 2018, the United States Trade Representative proposed three lists of products of Chinese origin which worth approximately US$250 billion (US$34 billion for List 1, US$16 billion for List 2 and US$200 billion for List 3), among which, products on List 1 and List 2 will be imposed a 25% additional duty and products on List 3 will be imposed a 10% additional duty. Certain of our production equipment and raw materials of Chinese origin to be used in our new manufacturing facility in the United States and our solar PV products are covered by these three lists. In July, August and September 2018, the United States Trade Representative published that the Customs and Border Protection would begin to collect additional duties on the products on List 1 on July 6, 2018, those on List 2 on August 23, 2018 and those on List 3 on September 24, 2018, respectively. On December 19, 2018, the United States Trade Representative determined that the rate of additional duty for the products on List 3 would increase to 25% on March 2, 2019. The lists of products, which the United States Trade Representative may further revise, may affect the solar industry and the establishment of our new manufacturing facility in the United States.

Our direct sales to the European market accounted for 3.5%, 3.5% and 6.8% of our total revenue in 2016, 2017 and 2018, respectively. On June 6, 2013, the European Union imposed provisional anti-dumping duty on the solar panels originating in or consigned from China, including JinkoSolar’s products, at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%.

On July 27, 2013, the European Union and Chinese trade negotiators announced that a price undertaking has been reached pursuant to which Chinese manufacturers, including JinkoSolar, would limit their exports of solar panels to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013. The China Chamber of Commerce for Import and Export of Machinery and Electronic Products (the ‘‘CCCME’’), is responsible for allocating the quota among Chinese export producers, and JinkoSolar has been allocated a portion of the quota. Solar panels imported exceeding the annual quota will be subject to anti-dumping duties. On December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of crystalline silicon PV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, was applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers, including JinkoSolar, with CCCME in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which will exempt them from both anti-dumping and anti-subsidy duties. From November 17, 2016, we have officially withdrawn from the European Union price undertaking agreement.

In May 2015, the European Commission initiated an investigation concerning the possible circumvention of anti-dumping measures and countervailing measures imposed on imports of CSPV modules and key components (i.e. cells) originating in or consigned from China by imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan, whether declared as originating in Malaysia and Taiwan or not (“Anti-circumvention Investigations”). In February 2016, the European Commission made definitive result of this Anti-circumvention Investigations. According to the definitive results, the 53.4% of the anti-dumping duty and 11.5% of the countervailing duty are applicable to the imports of CSPV modules and key components (i.e. cells) originating in or consigned from the People’s Republic of China, is hereby extended to imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan whether declared as originating in Malaysia and in Taiwan or not.

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

In October 2016, Jinko Solar Technology SDN.BHD, our manufacturing facility in Malaysia, lodged a request to European Commission for an exemption from the anti-dumping and countervailing measures extended to imports of crystalline silicon PV modules and key components, including solar cells, consigned from Malaysia and Taiwan, despite the declaration of their originations. In November 2017, the European Commission concluded that Jinko Solar Technology SDN.BHD fulfilled the criteria laid down in the basic anti-dumping Regulation and basic anti-subsidy Regulation and should be exempted from such extended measures.

The European Union is one of the most important markets for solar products. Anti-dumping, countervailing duties or both imposed on imports of our products into the European Union could materially adversely affect our affiliated European Union import operations, increase our cost of selling into the European Union, and adversely affect our European Union export sales.

In September 2018, the European Commission decided not to extend trade defense measures on solar panels from China. The European Union anti-dumping and anti-subsidy measures applicable to imports of crystalline silicon photovoltaic modules and key components (i.e. cells) originating in or consigned from China expired on September 3, 2018.

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

In December 2017, the Directorate General of Safeguards of India initiated a Safeguard investigations concerning imports of “solar cells whether or not assembled in modules or panels” (“PUC”) into India to protect the domestic producers of like and directly competitive articles (to the solar cells whether or not assembled in modules or panels) from serious injury/threat of serious injury caused by such increased imports (the “India Safeguard Investigations”). The India Safeguard Investigation is not country specific. It involves imports for the products under investigation from all sources, including China. In January 2018, the Directorate General of Safeguards Customs and Central Excise recommended a provisional safeguard duty to be imposed at the rate of 70% ad valorem on the imports of PUC falling under Customs Tariff Item 85414011 of the Customs Tariff Act, 1975 from all countries, including PRC and Malaysia, except some developing countries. In May 2018, Indian central government has overruled the Directorate General of Safeguards Customs and Central Excise’s recommendation of provisional safe guard duty at the rate of 70% ad valorem on the imports of PUC. On July 16, 2018, Directorate General of Trade Remedies published the final findings of Safeguard Investigations and recommended to impose the safeguard duty for a period of two years. As of July 30, 2018, Ministry of Finance of India issued a Notification No. 01/2018-Customs (SG) to impose safe guard duty at the following rate effective from July 30, 2018:

•	25% ad valorem minus anti-dumping duty payable, if any, when imported during the period from July 30, 2018 to July 29, 2019 (both days inclusive);
•	20% ad valorem minus anti-dumping duty payable, if any, when imported during the period from July 30, 2019 to January 29, 2020 (both days inclusive); and
•	15% ad valorem minus anti-dumping duty payable, if any, when imported during the period from January 30, 2020 to July 29, 2020 (both days inclusive).

Nothing contained in this notification shall apply to imports of PUC from countries notified as developing countries vide notification no.19/2016-custom (NT) dated February 5, 2016 except PRC and Malaysia.

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

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. Since the first half of 2010, as a result of the growth of newly available polysilicon manufacturing capacity worldwide, there has been an increased supply of polysilicon, which has driven down its price and the price of its downstream products. Since the second half of 2011, the prices of polysilicon and silicon wafers further fell significantly. From 2011 to 2012, the prices of solar products declined, and prices began to stabilize in the first half of 2013. From 2013 to 2017, the price of polysilicon slightly fluctuated. However, the price of polysilicon decreased in 2018 and 2019.

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

In 2016, 2017 and 2018, our five largest suppliers accounted for 59.2%, 72.5% and 56.4%, respectively, of our total silicon purchases by value. In 2016, one of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 17.7% of our total silicon purchases by value. In 2017, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.9% of our total silicon purchases by value. In 2018, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 15.5% of our total silicon purchases by value.

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

In 2016, 2017 and 2018, sales to our top five customers represented 28.5%, 21.8% and 20.5% of our total revenue, respectively. In 2018, our largest customer accounted for 7.2% of our total revenue. In 2017, our largest customer accounted for 5.7% of our total revenue. In 2016, our largest customer accounted for 9.7% of our total revenue. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. Our key module customers include Sterling and Wilson International FZE, NextEra and TSK. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material and adverse effect on our business, prospects and results of operations.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2018, we had RMB665.2 million (US$96.8 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts and the collateral we received are deeply subordinated and shared with all other customers and other senior lenders of the supplier.

Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. For example, in January 2013, we notified Wuxi Zhongcai Technological Co. Ltd. (“Wuxi Zhongcai”), one of our former polysilicon providers, to terminate our long-term supply agreement, in response to adverse developments in Wuxi Zhongcai’s business. In February 2013, we became involved in two lawsuits with Wuxi Zhongcai over the supply agreement. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. We received final judgements from the Supreme People’s Court for the two lawsuits in January and February 2019, respectively, which provide that, among others, Wuxi Zhongcai shall fully return our prepayments and interests accrued thereon. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the prices of solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB439.0 million, RMB313.7 million and RMB220.2 million (US$32.0 million) in 2016, 2017 and 2018, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

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

The markets for solar power products are intensely competitive. We compete with manufacturers of solar power products such as Trina Solar Ltd., Canadian Solar Inc., Longi Green Energy Technology Co., Ltd. and JA Solar Holdings Co., Ltd., in a continuously evolving market. Certain downstream manufacturers, some of which are also our customers and suppliers, have also built out or expanded their silicon wafer, solar cell, or solar module production operations.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Our accounts receivable turnover were 108 days, 77 days and 93 days in 2016, 2017 and 2018, respectively. In particular, in 2016, 2017 and 2018, our accounts receivable turnover in the United States were 19 days, 39 days and 41 days, respectively, and our accounts receivable turnover in China were 144 days, 127 days and 152 days, respectively. Correspondingly, we recorded provisions for accounts receivable of RMB376.6 million, RMB264.7 million and RMB256.6 million (US$37.4 million) as of December 31, 2016, 2017 and 2018, respectively. We had reversal of bad debt provisions of RMB191.5 million, RMB259.4 million and RMB157.1 million (US$22.8 million) for 2016, 2017 and 2018, respectively, as a result of the subsequent collection of long-aged accounts receivable. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, we may need to continue to provide for doubtful accounts and write off overdue accounts receivable we determine as not collectible.

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

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January, 2016, Wuxi Zhongcai also changed the complaint, in which it claimed for the liquidated damages amounting to RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. We received final judgements for the two lawsuits from the Supreme People’s Court in January and February 2019, respectively, which provide that, among others, Wuxi Zhongcai shall fully return our prepayments and interests accrued thereon. We will record the subsequent cash receipt in our financial statements upon receipt.

In the fourth quarter of 2017, we decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa. In December 2017, the South African Revenue Services (“SARS”), issued a letter of demand in terms of the Customs and Excise Act (the “Act”). The demand was for the amount of approximately ZAR573.1 million (US$42.4 million) against JinkoSolar (Pty) Ltd. SARS alleges that JinkoSolar (Pty) Ltd’s importation of certain components for the manufacturer of solar panels and the rebate of customs duty did not comply with the Act. We were of the view that SARS’ decision to persist with the letter of demand for the amounts in question is without any legal basis and intend on vigorously defending all claims against JinkoSolar (Pty) Ltd. JinkoSolar (Pty) Ltd has submitted an application to SARS for the suspension of payment for the amount demanded, pending the finalization of the dispute. In February 2018, JinkoSolar (Pty) Ltd lodged an internal appeal in terms of section 77A – 77F of the Act against the decision of SARS to claim the amounts demanded and the basis thereof to the Customs National Appeals Committee of South Africa. In December, 2018, Jiangxi Jinko had transferred 100% equity interest in Jinko Solar Investment (Pty) Ltd to an independent third party, at which point both Jinko Solar Investment (Pty) Ltd and its subsidiary JinkoSolar (Pty) Ltd were no longer our affiliated companies and their financial results are no longer consolidated into our consolidated financial statements.

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer seeks, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer is entitled to the reliefs claimed in the arbitrations. The arbitrations are still in the preliminary stage and it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and liability and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries: (i) on March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Q CELLS & Advanced Materials Corporation (“Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn. Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the District of Delaware. In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringe U.S. Patent No. 9,893,215 purportedly owned by Plaintiffs A; on April 9, 2019, the ITC published the Notice of Institution on Federal Register; (ii) on March 4, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS GmbH (“Plaintiffs B”), filed a patent infringement claim against JinkoSolar GmbH in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiffs B; and (iii) on March 12, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiffs B, “Hanwha Q CELLS”) filed suit at Federal Court of Australia (FCA) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringe Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The FCA has served Jinko AUS as the Respondent and the First Case Management Hearing is scheduled on April 12, 2019. The Court will hear the application, or make orders for the conduct of the proceeding at the First Case Management Hearing. We believe that Hanwha Q CELLS’s claims are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215, EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating our non-infringement of the Asserted Patents. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In addition, failure to maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.

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

In October 2016, we entered into a side agreement with JinkoPower and the investors of JinkoPower, pursuant to the non-compete provisions of which we undertake not to develop any downstream solar power project with a capacity of over 2 MW in China after the disposition of our equity interest in JinkoPower in the fourth quarter of 2016. As a result, we only had one solar power project in operation and three projects under construction outside China as of December 31, 2018. This non-competition covenant may adversely affect our growth prospects in China.

In September 2017, we provided a non-compete commitment to JinkoPower where we undertake to cease developing new downstream solar projects. In addition, for our existing offshore downstream solar power projects that we are constructing and will connect to the grid, we undertake to endeavor to cause those projects to be transferred to JinkoPower, its subsidiaries or other qualified third parties, to the extent that such transfers will not contravene with applicable laws and regulations and that we are able to obtain written consent of the relevant contracting parties for those projects. This non-competition undertaking may adversely affect our operating results.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2018, we had RMB7.10 billion (US$1.03 billion) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB1.95 billion (US$284.3 million) in outstanding long-term bank borrowings (excluding the current portion).

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

In July 2017, we issued medium-term notes of RMB300.0 million due July 2020 for working capital purposes.

In July 2017, we entered into a four-year financial lease in the amount of RMB600.0 million to support the improvement of our production efficiency.

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan.

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

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2018, RMB1.95 billion (US$284.3 million) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by local banks. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Furthermore, since the majority of our short-term borrowings came from Chinese banks, we are exposed to lending policy changes by the Chinese banks. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar power companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future.

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

As of December 31, 2018, we had short-term borrowings of RMB7.10 billion (US$1.03 billion), including the current portion of long-term bank borrowings, secured by certain of our inventory with net book value of RMB171.7 million (US$25.0 million), land use rights, property, plant and equipment with total net book value of RMB2.24 billion (US$326.3 million), and account receivables with the amount of RMB385.4 million (US$56.1 million). We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition and results of operations may be materially adversely affected.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by our principal operating subsidiaries, including Jiangxi Jinko and Zhejiang Jinko, for cash requirements. Applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year as reserve funds for future development and employee benefits, in accordance with the requirements of relevant laws and provisions in their respective articles of associations. The percentage should not be less than 10%, unless the reserve funds reach 50% of our registered capital. In addition, under PRC laws, our PRC subsidiaries are prohibited from distributing dividends if there is a loss in the current year. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Any failure to maintain effective internal control could have a material adverse effect on our business, results of operations and the market price of the ADSs.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of our company’s internal control over financial reporting.

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2018 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our solar modules are typically sold with a 10-year warranty for material and workmanship and a 25-year (30-year for dual glass module) linear power output warranty against the maximum degradation of the actual power output for each year after the warranty start date. If a solar module is defective during the relevant warranty period, we will either repair or replace the solar module. As we continue to increase our sales to the major export markets, we may be exposed to increased warranty claims.

In May 2011, we engaged PowerGuard Specialty Insurance Services (“PowerGuard”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 1, 2011. Since May 2011, we have been renewing the insurance policy upon its expiration in every May. The policy offers back-to-back coverage through a maximum of 10-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our export sales represented 61.5%, 62.8% and 73.6% of our total revenue in 2016, 2017 and 2018, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. For example, we expect our revenue and gross margin to be adversely affected by the recent appreciation of Renminbi against U.S. dollars, as a substantial portion of our sales are denominated in U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred a foreign-exchange gain of RMB208.8 million in 2016, a foreign-exchange loss of RMB114.3 million in 2017 and a foreign exchange gain of RMB33.7 million (US$4.9 million) in 2018. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our chief executive officer, and Xianhua Li who is our vice president, beneficially owned 15.8%, 9.6% and 3.9%, respectively, or 29.3% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of annual report, share options with respect to 9,322,380 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan, and there are 1,041,392 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of this annual report, share options with respect to 10,927,980 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan, and there are 7,399,980 ordinary shares issuable upon the exercise of outstanding options granted under the plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had 600 patents and 475 pending patent applications in China. Our patents’ validity is generally ten years. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

We are required to comply with all national and local environmental protection regulations for our operations in China, the United States and Malaysia. For example, regulations on emission trading and pollution permits in Zhejiang Province allow entities to increase their annual pollution discharge limit by purchasing emissions trading credits. Entities that purchase emission credits can increase their annual discharge limit by registering the credits with the relevant environmental authorities and amending their pollution permits or obtaining new ones. We have entered into several emissions trading contracts to purchase credits to increase our annual discharge limit and registered all credits as required under a local regulation that became effective on October 9, 2010. However, as our business grows, we may increase our discharge level in the future and we cannot guarantee you that we will continue to be below our annual discharge limit. The penalties for exceeding the annual discharge limit may include corrective orders, fines imposed by the local environmental authority of up to RMB50,000 or, in extreme circumstances, revocation of our pollution permit. Some of our subsidiaries need to obtain and maintain pollution discharge permits, which are subject to renewal or extension on an annual basis or within a longer period. We cannot assure you that we are or will be able to renew or extend these permits in a timely manner or at all.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934.

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

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ADSs from NYSE or the termination of the registration of our ADSs under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

In February 2011, General Office of the State Council of China (the “State Council”) promulgated Circular 6, a notice on the establishment of a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Circular 6 became effective on March 4, 2011. To implement Circular 6, MOFCOM promulgated the MOFCOM Security Review Rules on August 25, 2011, which became effective on September 1, 2011. According to Circular 6 and the MOFCOM Security Review Rules, national security review is required to be undertaken to complete mergers and acquisitions (i) by foreign investors of enterprises relating to national defense and (ii) through which foreign investors may acquire de facto control of a domestic enterprise that could raise national security concerns. When determining whether to subject a specific merger or acquisition to national security review, the MOFCOM will look at the substance and actual impact of the transaction. Bypassing national security review by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions by foreign investors is prohibited.

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

On December 26, 2017, the National Development and Reform Commission of China (the “NDRC”) promulgated the Administrative Measures for the Outbound Investment of Enterprises (the “new ODI Measure”), which took effect from March 1, 2018, and will replace the Administrative Measures for Approval and Record-filing on Overseas Investment Projects promulgated by the NDRC on April 8, 2014, or the former ODI Measure. The new ODI Measure will further enhance supervision of overseas investments through reports of seriously unfavorable events, inquiry letters and related supervision systems. Where PRC citizens make investments abroad through overseas enterprises under their control, the new ODI Measure will apply mutatis mutandis.

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

We are a Cayman Islands holding company with a substantial part of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law of the PRC (the “CIT Law”) which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Regulation on the Implementation of the CIT Law (the “Implementation Rules of the CIT Law”) which became effective on January 1, 2008, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. For example, as JinkoSolar Technology is a Hong Kong company and has owned 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Technology is deemed the beneficial owner of such dividends and that JinkoSolar Technology is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Administration of Taxation on How to Understand and Identify a “Beneficial Owner” under Tax Treaties, effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Technology is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be subject to the PRC withholding tax at a 10% rate instead of a reduced rate of 5%. On February 3, 2018, the State Taxation Administration of China (the “STA”) released the long-awaited STA Public Notice [2018] No.9 (the “Public Notice 9”). Meanwhile, the notice issued by the STA regarding interpretation and recognition of “Beneficial Owner” under agreements between China and other jurisdictions for the avoidance of double taxation (“DTAs”) (Guoshuihan [2009] No. 601, “Circular 601”) and the notice issued by the STA regarding determination of “beneficial owner” under the DTAs (the STA Public Notice [2012] No. 30) shall be abolished. The Public Notice 9 comprehensively updates the assessment principles for the determination of beneficial ownership under the DTAs. The Public Notice 9 has also tightened the first two unfavorable factors of Circular 601. This will be challenging for some non-resident taxpayers as their treaty benefits may be denied for the lack of beneficial ownership status.

The CIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “PRC tax resident enterprises” and will generally be subject to the uniform 25% PRC corporate income tax rate as to their global income. Under the Implementation Rules of the CIT Law, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the STA, promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“STA Circular 82”). According to STA Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if certain conditions are met. Despite of those conditions, as STA Circular 82 only applies to enterprises incorporated outside China controlled by PRC enterprises or a PRC enterprise, it remains unclear how the PRC tax authorities will determine the location of “de facto management bodies” for offshore enterprises that are controlled by individual PRC tax residents or non-PRC enterprises, as our company and JinkoSolar Technology. Therefore, it remains unclear whether the PRC tax authorities would regard our company or JinkoSolar Technology as PRC tax resident enterprises. If our company and JinkoSolar Technology are regarded by PRC tax authorities as PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology and ultimately to our company could be exempt from the PRC withholding tax, while our company and JinkoSolar Technology will be subject to the uniform 25% corporate income tax rate on our global income at the same time.

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

We conduct a substantial part of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside at least 10% of their after-tax profits based on PRC accounting standards each year as general reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2018, these general reserves amounted to RMB570.2 million (US$82.9 million), accounting for 5.4% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

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

Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” and Xinjiang Jinko was designated as “Enterprise in the encouraged industry” under the CIT Law. Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko and Xinjiang Jinko were subject to a preferential tax rate of 15% for 2016, 2017 and 2018. Zhejiang Jinko enjoyed the preferential tax rate of 15% in 2015, 2016 and 2017. In 2018, Zhejiang Jinko successfully renewed this qualification, enjoyed the preferential tax rate of 15% in 2018, and will continue to enjoy this preferential tax rate in 2019 and 2020, if the relevant conditions are met. Jiangxi Jinko and Jiangxi Materials enjoyed the preferential tax rate of 15% in 2016, 2017 and 2018 and is in the process of obtaining this qualification for 2019, 2020 and 2021. Xinjiang Jinko was subject to a preferential tax rate of 15% for 2017 and 2018. In 2019, Xinjiang Jinko successfully renewed this qualification and will continue to enjoy this preferential tax rate in 2019, if the relevant conditions are met. However, we cannot assure you that Zhejiang Jinko, Jiangxi Jinko, Jiangxi Materials or Xinjiang Jinko will continue to qualify as “High and New Technology Enterprises” or “or “Enterprise in the encouraged industry” when subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and its Implementation Rules will be enforced, and whether its future implementation will be consistent with its current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially adversely affected. According to the Interim Regulations on Value-added Tax as amended on November 19, 2017, the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, and the Circular of the MOF and the STA on Adjusting Value-added Tax Rates promulgated on April 4, 2018, gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a value-added tax (“VAT”), of 16% with exceptions for certain categories of goods that are taxed at a rate of 10%.

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

Under the current PRC tax regulations, indirect transfers of equity interests and other properties of PRC tax resident enterprises by non-PRC holding companies may be subject to PRC tax. In accordance with the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises (“STA Announcement 7”), issued by the STA on February 3, 2015, if a non-PRC tax resident enterprise indirectly transfers equities and other properties of a PRC tax resident enterprise and such indirect transfer will produce a result identical or substantially similar to direct transfer of equity interests and other properties of the PRC tax resident enterprise, the non-PRC tax resident enterprise may be subject to PRC withholding tax at a rate up to 10%. The Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source (‘‘STA Announcement 37’’), which was issued by STA on October 17, 2017 and became effective on December 1, 2017, renovates the principles and procedures concerning the indirect equity transfer tax withholding for a non-PRC tax resident enterprise. Failure to comply with the tax payment obligations by a non-PRC tax resident will result in penalties, including full payment of tax owed, fines and default interest on those tax.

According to STA Announcement 7, where a non-resident enterprise indirectly transfers equity interests or other properties of PRC tax resident enterprises, (“PRC Taxable Property”) to avoid its tax liabilities by implementing arrangements without reasonable commercial purpose, such indirect transfer shall be recharacterized and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer and attributable to PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In the case of an indirect transfer of property of establishments of a foreign enterprise in the PRC, the applicable tax rate would be 25%. STA Announcement 7 also illustrates certain circumstances which would indicate a lack of reasonable commercial purpose. STA Announcement 7 further sets forth certain “safe harbors” which would be deemed to have a reasonable commercial purpose. As a general principle, the STA also issued the Administration of General Anti-Tax Avoidance (Trial Implementation) (“GATA”), which became effective on February 1, 2015 and empowers the PRC tax authorities to apply special tax adjustments for “tax avoidance arrangements.”

There is uncertainty as to the application of STA Announcement 7 as well as the newly issued STA Announcement 37 and GATA. For example, it may be difficult to evaluate whether or not the transaction has a reasonable commercial purpose, and such evaluation may be based on ambiguous criteria which have not been formally declared or stated by tax authorities. As a result, any of our disposals or acquisitions of the equity interests of non-PRC entities which indirectly hold PRC Taxable Property or any offshore transaction related to PRC Taxable Property, including potential overseas restructuring, might be deemed an indirect transfer under PRC tax regulations. Therefore, we may be at risk of being taxed under STA Announcement 7 and STA Announcement 37 and we may be required to expend valuable resources to comply with STA Announcement 7 and STA Announcement 37 or to establish that we should not be taxed thereunder, which may materially adversely affect our financial condition and results of operations.

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

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB355.8 million, RMB484.8 million and RMB560.2 million (US$81.5 million), respectively, as of December 31, 2016, 2017 and 2018. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.0%, 1.6% and 3.1% in 2016, 2017 and 2018, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. It is possible that China’s inflation rates may rise further in 2017. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$7.26 to US$25.06 per ADS in 2018. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

As a non-U.S. company with ADSs listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law (2018 Revision) of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2018, we had 156,864,737 ordinary shares outstanding, excluding 413,253 ADSs representing 1,653,012 ordinary shares reserved for future grants under our share incentive plans, and 1,723,200 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our wholly-owned operating subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko. We have 7 production facilities in Jiangxi Province, Zhejiang Province and Xinjiang Uygur Autonomous Region of China, the United States and Malaysia, global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina and 15 oversea subsidiaries in Japan, South Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, and United Arab Emirates.

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

In July 2014, China Development Bank, the Macquarie Greater China Infrastructure Fund and New Horizon Capital agreed to invest a total of US$225.0 million in JinkoSolar Power, our then majority-owned subsidiary conducting our solar power generation business. The three investors together held 45% of JinkoSolar Power’s equity after their investment.

In August 2014, we opened a solar module factory with annual production capacity of 120 MW in Cape Town, South Africa. In the fourth quarter of 2017, we closed this factory.

In March 2015, we opened a solar cell and module manufacturing facility with the production capacity of 450 MW and 500 MW, respectively, in Penang, Malaysia.

In November 2016, as a result of the sale of all of the 55% equity interest indirectly held by us in JinkoPower, we disposed of our downstream solar power project business in China and received US$250 million in cash.

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

In January 2018, we entered into a major supply agreement with NextEra. Under such master agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with this agreement, we opened our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and will reach full production capacity in the first half of 2019.

In February 2018, we closed the follow-on public offering of 4,140,000 ADSs, each representing four of our ordinary shares, par value US$0.00002 per share, at US$18.15 per ADS. The net proceeds of the follow-on offering to us, after deducting underwriting commissions and fees and estimated offering expenses, was US$71.1 million. Concurrently we completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, our chairman, and Mr. Kangping Chen, our chief executive officer, of its purchase of US$35 million of our ordinary shares.

In April 2018, we signed a memorandum of understanding to partner with the Kazakhstan’s International Centre for Green Technologies and Investment Projects on solar power development. In June 2018, we entered into a contract to supply 50MW high-efficiency polycrystalline module to the Burnoye -2 solar plant located in Zhambyl region in south Kazakhstan, which is expected to become the country’s largest solar power plant upon completion.

In April 2018, we entered into a supply agreement with a European counterparty to supply high-efficiency solar modules for its 754 MW PV plant in Mexico.

In June 2018, JinkoSolar (U.S.) Inc., a wholly owned subsidiary of us, entered into a three-year agreement to supply 1.43GW of high-efficiency modules to sPower, a leading renewable energy independent power producer.

In June 2018, we supplied 275.4 MWdc of high-efficiency modules to Green Light Contractors Pty Ltd for use in the Bungala Solar Farm near Port Augusta, South Australia, the largest solar PV project under construction in Australia.

In August 2018, we signed a 240MW solar module supply agreement with Powerchina Huadong Engineering Corporation Limited for the second phase of the 420 MW Dau Tieng solar plant in Vietnam, which is expected to become the largest solar power project in Southeast Asia upon completion.

In September 2018, we supplied 100MW of Mono Perc solar panels to Huaneng Group for installation at the Xintai coal mining subsidence, Shandong province, China.

In September 2018, we entered into a contract with Decmil Australia Pty Ltd, to supply 255MWp high-efficiency solar panels for the Sunraysia Solar Farm developed by Maoneng Group.

In December 2018, we supplied 132 MWdc of PV modules to Swinerton Renewable Energy for the construction of the Techren Solar 1 Project in Boulder City, Nevada.

In December 2018, we supplied 55.7MW of high-efficiency modules to the Garissa Solar Power Plant, which is expected to be one of the largest solar power plant in central and eastern Africa once completed.

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

We sell our products in major export markets and China. We have global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina and 15 oversea subsidiaries in Japan, South Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia, and United Arab Emirates to conduct sales, marketing and brand development for our products around the world. As of December 31, 2018, we had an aggregate of more than 2100 customers for our solar modules globally, including distributors, project developers and system integrators.

Our high-quality manufacturing capabilities have enabled us to produce solar cells and modules meeting the industry’s highest performance standards. All of our solar modules sold in Europe are CE, IEC, TÜV, and MCS certified, all of our solar modules sold in Japan are JET certified, all of our solar modules sold in North America are UL certified and our monocrystalline solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions, and we also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC61345 from TÜV Rheinland. In July 2017, we guaranteed that all our standard PV modules meet IEC62804 double anti-PID standards. In May 2018, our entire portfolio of PV modules passed the Potential Induced Degradation resistance test as required by TÜV Nord’s IEC TS 62804-1 standards.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. As of December 31, 2018, we had an integrated annual capacity of 9.7 GW for silicon wafers, 7.0 GW for solar cells and 10.8 GW for solar modules. Our manufacturing facilities are primarily located in Jiangxi Province, Zhejiang Province and Xinjiang Uygur Autonomous Region of China Jacksonville, Florida and Penang of Malaysia providing convenient and timely access to key resources and suppliers.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016, but still have a few overseas solar power projects in Mexico and Argentina.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from recovered silicon materials to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2018, sales of solar modules, silicon wafers and solar cells represented 96.2%, 2.3% and 1.2%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

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

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”. See “Item 5. Operating and Financial Review and Prospects—A. Operational Results—Selected Statement of Operations Items—Revenues.”

The following table sets forth details of our revenues for the periods indicated:

	2016		2017		2018
	Volume	Revenue	Volume	Revenue	Volume	Revenue
Products	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(MW, except recovered silicon materials)	(RMB in thousands)	(US$ in thousands)
Recovered silicon materials (metric tons)	0.3	860.0	-	-	-	-	-
Silicon wafers	156.3	136,079.7	585.5	455,695.8	1,168.6	567,241.7	82,501.9
Solar cells	126.9	155,016.3	268.1	346,069.4	364.9	291,232.9	42,358.1
Solar modules	6,225.3	20,825,750.0	9,792.2	25,656,934.9	11,170.5	24,090,687.4	3,503,845.1
Sales of solar projects	-	-	-	-	-	93,451.3	13,591.9
Services
Solar system EPC	-	269,661.7	-	-	-	-	-
Revenue from generated electricity	-	13,270.4	-	14,243.4	-	-	-
Total Revenue		21,400,638.1		26,472,943.5		25,042,613.3	3,642,297.0

In 2016, 2017 and 2018, revenues from sales of products to subsidiaries of Renesola Zhejiang Ltd. (“ReneSola”), one of our related parties controlled by an immediate family member of principal shareholders and directors of our company, who are also the executive officers of our company, amounted to nil, RMB6.5 million and RMB47.4 thousand (US$6.9 thousand), respectively.

In 2016, 2017 and 2018, revenues from sales of products to subsidiaries of Gansu Heihe Hydropower Industrial Investment LLC, one of our related parties, amounted to RMB103.0 million, nil and nil, respectively.

In 2016, 2017 and 2018, revenues from sales of products to subsidiaries of Sweihan PV Power Company P.S.J.C, one of our related parties, amounted to nil, RMB1,219.8 million and RMB1,416.0 million (US$205.9 million), respectively.

After the disposition date of downstream solar project business through December 31, 2016 and for the year ended December 31, 2017 and 2018, sales of solar module products to subsidiaries of JinkoPower amounted to RMB35.2 million, RMB453.3 million and RMB38.9 million (US$5.7 million), respectively.

Solar Modules

We commenced producing solar modules in August 2009. In 2018, we sold 11,170 MW of solar modules and generated RMB24.09 billion (US$3.50 billion) of revenue from sales of solar modules. We expect that sales of solar modules will continue to be our largest revenue source in the future. In 2018, we generated 73.6% of our total revenue from overseas markets, and the United States, Mexico and Brazil, our three largest export markets, represented 10.9%, 8.9% and 8.3 of our total revenue, respectively. As the domestic market in China grows, we expect to sell increasing volumes of solar modules in the domestic market in China.

In 2013, we unveiled our “Eagle” and “Eagle II” solar modules, which represent new standards for performance and reliability. The “Eagle” solar modules are the world’s first potential induced degradation (“PID”) free modules to be certified under weather conditions of 85 degrees Celsius and 85% relative humidity. They can reach 260 watts peak power output and resist PID under inclement weather conditions. The “Eagle II” solar modules can reach peak power output of 260 to 270 watts for a 60-cell module.

In 2014, the “Eagle II” could reach power output of 305 to 325 watts for a 72-cell module.

In 2015, the “Eagle Max” could reach power output of 325 watts for a 72-cell module.

In 2016, our 1500Volt Eagle Modules became available for delivery in North America following UL 1703 certification.

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

In May 2018, our entire portfolio of PV modules passed the Potential Induced Degradation resistance test as required by TÜV Nord’s IEC TS 62804-1 standards.

In May 2018, we launched the Cheetah component, the industry’s first mass production shipment of 400W PV modules, leading the industry into the PV 4.0 era. The 72-piece module of the Cheetah component has a maximum power of 405W.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. All of our monocrystalline solar cells have dimensions of 156 mm x 156 mm and 158 mm x 158 mm. All of our multicrystalline solar cells have dimensions of 156 mm x 156 mm. As of December 31, 2017, our solar cells using monocrystalline silicon wafers had an average conversion efficiency rate of 21.7% and our solar cells using multicrystalline silicon wafers had an average conversion efficiency rate of 18.8%.

In October 2017, our P-type multicrystalline solar cells reached the conversion efficiency of 22.78%, and we achieve a P-type 60-cell monocrystalline module output of 356.5 watts and a P-type polycrystalline module output of 347.6 watts.

In November 2017, our P-type monocrystalline PERC solar cells reached the conversion efficiency of 23.45%.

In May 2018, our P-type monocrystalline solar cells broke the world record by hitting conversion efficiency of 23.95%.

In December 2018, our N-type multicrystalline solar cells broke the world record by hitting conversion efficiency of 22.12%

In December 2018, our N-type monocrystalline solar cells reached the conversion efficiency of 24.2%.

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

Manufacturing Capacity and Facilities

Manufacturing Capacity

The following table sets forth our annual production capacity for silicon wafers, solar cells and solar modules as of December 31, 2016, 2017 and 2018:

	Annual Production Capacity as of December 31,
	2016	2017	2018
	(GW)
Products
Solar modules	6.5	8.0	10.8
Solar cells	4.0	5.0	7.0
Silicon wafers	5.0	8.0	9.7

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to 2.3 million square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

Location	Industrial Use (square meters)	Residential Use (square meters)
Shangrao, Jiangxi Province	1,263,497	335,840
Haining, Zhejiang Province	604,043	18,963
Yuhuan, Zhejiang Province	92,540	-
Total	1,960,080	354,803

We also lease manufacturing facilities with a total gross floor area of 32,067 square meters in Shangrao from Jiangxi Desun for production use. We also lease office space and manufacturing facilities in various locations around the world where we maintain subsidiaries and offices.

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

					Annual Manufacturing Capacities by Product Category as of December 31,
Products	Location	Facility No.	Plant Size (square meters)	Duration of Land Use Right	2016	2017	2018	Major equipment
					(GW)
Silicon Ingots and Wafers	Shangrao Economic Development Zone	1	68,396.80	(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v) January 6, 2009 to August 10, 2059	5.0	8.0	9.7	Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Silicon Ingots	Yilin,Xinjiang	2	165,333.00	(i) May 28,2016 to May 27, 2026;(ii) January 1,2017 to December 31, 2029				Monocrystalline furnaces
Solar Cells	Yuanhua Town, Haining	3	107,864.90	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	4.0	5.0	7.0	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Penang, Malaysia	4	8,191.00	January 1, 2015 to December 31, 2022
Solar Modules	Shangrao Economic Development Zone	5	134,950.58	July 6, 2009 to August 10, 2059	6.5	8.0	10.8	Laminating machine, solar cell module production line before and after component lamination, automatic glue spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining	6	98,497.00	September 9, 2016 to September 8, 2066
	Yuanhua Town, Haining	7	89,543.00	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060
	Penang, Malaysia	8	12,679	January 1, 2015 to December 31, 2022
	Yuhuan, Zhejiang	9	92,540	September 9, 2016 to September 8, 2066
	Yuanhua Town, Haining	10	140,647	March 22,2018 to March 15, 2068
	Jacksonville, Florida	11	26,538	May 1, 2018 to April 30, 2028

As of December 31, 2018, short-term borrowings of RMB2.16 billion (US$314.8 million) and long-term borrowings of RMB59.6 million (US$8.7 million) were secured by land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

As of December 31, 2018, we had an integrated annual capacity of 9.7 GW for silicon wafers, 7.0 GW for solar cells and 10.8 GW for solar modules.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.”

We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to RMB3.71 billion (US$539.5 million) as of December 31, 2018, of which RMB2.06 billion (US$299.5 million) will be due in 2019 and RMB1.65 billion (US$240.1 million) will be due after one year but within five years. As we have shifted our focus from capacity expansion to improving our efficiency, we may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts. Our reliance on equipment and spare parts suppliers may also expose us to potential risks.”

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2016, 2017 and 2018, virgin polysilicon accounted for 92.3%, 97.4% and 96.5%, respectively, and recoverable silicon materials accounted for 7.7%, 2.6% and 3.5%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2018, purchases from foreign suppliers and domestic suppliers accounted for 35% and 65% of our total silicon raw material purchases, respectively.

In 2016, 2017 and 2018, our five largest suppliers provided 59.2%, 72.5% and 56.4%, respectively, of our total silicon purchases by value. In 2016, one of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 17.7% of our total silicon purchases by value. In 2017, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.9% of our total silicon purchases by value. In 2018, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 15.5% of our total silicon purchases by value.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2018, we had RMB665.2 million (US$96.8 million) of advances to suppliers.

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

Customers and Markets

We primarily sell solar products in both China and overseas markets, and before the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2016, 2017 and 2018, we generated 38.5%, 37.2% and 26.4 % of our revenues from domestic sales and 61.5%, 62.8% and 73.6% of our revenues from export sales, respectively. As of December 31, 2018, we had more than 900 customers for our solar modules from China and 1200 from other countries, including the United States, Mexico, Australia, Japan, United Arab Emirates, Turkey, Australia and Jordan Vietnam, Egypt, Spain and Germany. The following table sets forth our net revenues generated from sales of products to customers in respective geographic locations, with percentage of net revenues, for the periods indicated.

	2016		2017		2018
	RMB	(%)	RMB	(%)	RMB	US$	(%)
	(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	8,249,043.1	38.5%	9,854,855.1	37.2%	6,610,688.1	961,484.7	26.4%
Outside China
United States	7,701,560.2	36.0%	4,062,665.3	15.3%	2,736,641.9	398,028.1	10.9%
Mexico	119,326.0	0.6%	2,759,307.9	10.4%	2,224,866.2	323,593.4	8.9%
Australia	261,450.4	1.2%	780,619.9	2.9%	2,080,920.7	302,657.4	8.3%
Japan	992,645.5	4.6%	1,291,492.5	4.9%	1,889,728.5	274,849.6	7.5%
United Arab Emirates	4,385.8	0.0%	1,232,505.4	4.7%	1,605,363.1	233,490.4	6.4%
Vietnam	3,838.3	0.0%	25,638.7	0.1%	1,021,164.3	148,522.2	4.1%
Egypt	10,878.8	0.1%	4,876.1	0.0%	783,360.5	113,935.1	3.1%
Spain	16,558.5	0.1%	44,213.3	0.2%	584,803.6	85,056.2	2.3%
Germany	137,285.7	0.6%	395,282.8	1.5%	463,060.3	67,349.3	1.8%
Rest of the world	3,903,665.8	18.2%	6,021,486.5	22.7%	5,042,016.1	733,330.6	20.1%
Sub-total	13,151,595.0	61.5%	16,618,088.4	62.8%	18,431,925.2	2,680,812.3	73.6%
Total	21,400,638.1	100.0%	26,472,943.5	100.0%	25,042,613.3	3,642,297.0	100.0%

Sales of solar modules are our largest revenue contributor, which accounted for 96.2% of our total revenues in 2018. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2016, 2017 and 2018. The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers for the periods indicated:

	2016		2017		2018
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Solar modules	28.5	Solar modules	21.8	Solar modules	20.5

We sell most of our solar modules under our own brand “JinkoSolar”, with a small portion of solar modules on an OEM basis. Our customers for solar modules include distributors, project developers and system integrators. We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our module customers include leading players in the PV industry, such as OlindaTSK, Sterling and Wilson International FZE., Swinterton Builder, NextEra Energy Inc., Green Light Contractors Pty Ltd., DMM, UGL, Ortiz Energia S.A.U., CED Greentech and ConEdison Development.

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, United States, Canada, South Africa, Australia, Singapore, and other countries and regions. We have global sales teams in China, United Kingdom, France, Netherlands, Spain, Bulgaria, Greece, Romania, Ukraine, Jordan, Saudi Arabia, Tunisia, Egypt, Morocco, Nigeria, Kenya, South Africa, Costa Rica, Colombia, Panama, and Argentina and 15 oversea subsidiaries in Japan, South Korea, Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

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

In February 2018, the 1,177 MW Sweihan project was award the title of Large Scale Solar Project of the year by the Middle East Solar Industry Association. The award is one of Middle East’s highest solar honors, furthering affirming the milestone nature of the Sweihan project.

In March 2018, we were awarded the “Top Brand PV” seal in the Australian, German and Austrian markets by EuPD Research, a Europe’s leading sustainability research firm.

In April 2018, we were invited as the sole renewable energy industry representative to give a speech at the World Bank – Singapore Infrastructure Finance Summit hosted by the World Bank.

In May 2018, we were invited as the sole Chinese PV module manufacturer by the Foreign Ministry of the Republic of Kazakhstan to deliver a keynote address at the Global Challenges Summit.

In June 2018, we were invited as representative of China’s solar industry to speak at the 2018 Asian Clean Energy Forum co-hosted by Asian Development Bank, US Agency for International Development and Korea Energy Agency.

In July 2018, we were ranked 278th on the 2018 Fortune 500 Companies in China and first among solar manufacturers.

In July 2018, we were awarded the “Sullivan China New Economy Award” by the consulting company Frost & Sullivan. The award focuses on excellence in growth, innovation, leadership, customer service, investment and corporate strategy, especially for companies that maintain healthy growth in volatile market environment.

In August 2018, we were awarded the BCG 2018 Global Challenger’s Award by the Boston Consulting Group, a leading consulting firm, in recognition of our potential to reshape industries as an emerging market company.

In September 2018, we were ranked as a top solar brand in debt financed projects and named the most “bankable” PV manufacturer by Bloomberg New Energy Finance for the second consecutive year.

In September 2018, we were invited to attend the World Economic Forum’s Annual Meeting and hold talks with world leaders on various energy and development-related topics.

In October 2018, we were invited as the only Chinese company to attend The Business 20 Summit in Buenos Aires.

In October 2018, we exclusively invited to speak at the IFC 2018 Climate Business Forum which took place in Vienna, Austria.

In October 2018, we were recognized as a Top Performer on DNV GL’s 2018 PV Module Reliability Scorecard for the fourth consecutive year.

In November 2018, we were awarded the “2018 Best Corporate Governance” by The Asset Magazine, in recognition for our outstanding management, corporate governance and business practice standards.

In November 2018, we were awarded the 2018 World Brand Award by the World Brand Forum, a global non-profit organization dedicated to advancing branding standards for the good of the branding community as well as consumers.

In November 2018, we were invited to speak at the European Bank for Reconstruction and Development’s Central Asia Investment Forum held in Beijing on November 14, which was co-hosted by People’s Bank of China, the Industrial and Commercial Bank of China, The Asian Infrastructure Investment Bank, and the European Union.

In December 2018, we were named most globalized enterprise at South Korea’s first Future Enterprise Conference held at the Korea Press Center in Seoul.

In December 2018, we were awarded the “2018 Best Corporate Governance for Listed Companies” by 21st Century Business Herald, a PRC financial media outlet, in recognition of its operation efficiency and corporate governance by its board of directors.

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

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar power products such as Trina Solar Ltd., Canadian Solar Inc., Longi Green Energy Technology Co., Ltd. and JA Solar Holdings Co., Ltd in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our high quality products, our low manufacturing costs and easy access to key resources from our strategically located production bases in China, the United States and Malaysia, our recoverable silicon material processing operations and our proprietary process technologies enhance our overall competitiveness.

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

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. Our manufacturing facilities in Shangrao, Jiangxi Province have received the ISO 9001:2015 certification and our manufacturing facilities in Haining, Zhejiang Province have received the ISO 9001 and the ISO14001 certification. Until February 21, 2019, our manufacturing facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province and Penang, Malaysia have received ISO 14001:2015 environmental management system certification. In addition, Jiangxi Jinko successfully passed the greenhouse gas emission inspection and received SGS ISO 14064:2006 in January 2019. In December 2018, Jiangxi Jinko obtained the approval of the environmental impact report on the Jinko Solar Co., LTD.’s project of the production lines with annual production capacity of 4GW diamond chip and 4GW high automation component. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level. In September 2016, we helped create the first PV recycling network in the U.S. In November 2017, we were awarded the Cradle-to-Cradle certificate by SGS, the world’s leading testing, inspection, verification, and certification organization, which demonstrates our commitment to high environmental, health and safety standards in our products and manufacturing processes. In December 2017, we were selected as a 2016-17 Leader in Silicon Valley Toxics Coalition’s Solar Scorecard, a system which ensures that the PV sector is safe for the environment, workers, and communities.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to RMB4,903.0 million (US$595.3 million) as of December 31, 2018. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to RMB6,034.0 million (US$877.6 million) as of December 31, 2018. Insurance coverage for Jinko Malaysia’s fixed assets and inventory amounted to RMB2,731.2 million (US$397.2 million) as of December 31, 2018. As of December 31, 2018, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Technology SDN.BHD.( Malaysia Jinko), Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”) of up to US$3.0 billion, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$1.8 billion and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar GmbH, JinkoSolar Canada Co., Ltd. and JinkoSolar (U.S.) Inc. of up to RMB17.7 billion (US$2.6 billion).

We engage PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries to provide insurance coverage for the product warranty services for our solar modules worldwide. The policy offers back-to-back coverage through a maximum of 10-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) warranty against degradation of module power output from the time of delivery.

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of RMB25.3 million, RMB43.0 million and RMB19.7 million (US$2.9 million) in insurance premiums in 2016, 2017 and 2018, respectively.

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

The PRC Energy Conservation Law, which became effective on April 1, 2008 and was amended on July 2, 2016 and October 26, 2018, encourages the utilization and installation of solar power facilities on buildings for energy-efficiency purposes. The law also encourages and supports the development of solar energy system in rural areas.

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

On July 19, 2017, the NEA promulgated the Guiding Opinions on the Implementation of the Thirteenth Five-Year Plan for Renewable Energy Development, which aims to thoroughly implement the energy production and consumption revolutionary strategy, effectively solve the problems of abandoned water, abandoned wind, abandoned light and insufficient of subsidies in the development of renewable energy, and achieve sustainable and healthy development of the renewable energy industry.

On February 26, 2018, the NEA promulgated the Guide Opinion on Energy for 2018, which encouraged the development of solar power.

On April 2, 2018, the NEA promulgated the Circular on Matters Concerning Easing the Burden of Enterprises in Renewable Energy Sector, which aims to ease the burden of renewable energy enterprises through strengthening the implementation and supervision of existing policies.

On May 31, 2018, the NDRC, the Ministry of Finance and the NEA issued a joint notice on matters related to photovoltaic power generation in 2018, which aims to (1) rationally grasp the pace of development and optimize the scale of new construction of photovoltaic power generation; (2) accelerate the reduction of subsidies for photovoltaic power generation; (3) give play to the decisive role of market allocation resources, and increase market-oriented projects.

On January 7, 2019, the NDRC and the NEA promulgated a joint notice on actively promoting the work related to wind power and photovoltaic power generation without subsidy. On February 1, 2019, the General Department of the NEA promulgated a joint notice on the publication of the environmental monitoring and evaluation results of the photovoltaic power generation market in 2018.

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

On December 25, 2016, the Standing Committee of the National People’s Congress promulgated the Law on Environmental Protection Tax, which became effective on January 1, 2018 and amended on October 26, 2018. The Law on Environmental Protection Tax reforms and replaces the pollutant discharge fee system, which had been implemented over decades in China. The Law on Environmental Protection Tax provides that, among others, from the effective date, the enterprises, entities and other producers and operators that directly emit taxable pollutants into the environment within the territory and other sea areas under the jurisdiction of the PRC shall pay environmental protection tax instead of pollutant discharge fees. Under the Law on Environmental Protection Tax, taxable pollutants include air and water pollutants, solid waste and noise.

On December 29, 2018, the Law on the Prevention and Control of Noise Pollution and the Environmental Impact Evaluation of Law were amended. The amendment increased and refined the work of environmental protection departments, increasing the penalties for violations of environmental protection law.

The operation of our factory in Jacksonville, Florida is required to comply with the U.S. federal, state and local laws and regulations on environmental protection, including but not limited to, those in relation to air emissions, noise exposure, lead regulation, toxics release and hazardous waste disposal.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Foreign Investment in Solar Power Business

The principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog (2017 Revision). Under the current catalog, which was amended in 2017 and became effective on June 28, 2017, the solar power industry is classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industries are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities. In addition, in March 2019, the Foreign Investment Law was promulgated, which will take effect from January 1, 2020 and replace some former laws regulating foreign investment enterprises. The Foreign Investment Law provides that a negative list for foreign investment will be issued by or with the approval of the State Council of the PRC.

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

On March 16, 2007, the CIT Law was passed, which, together with the Implementation Rules of the CIT Law issued on December 6, 2007, became effective on January 1, 2008. The CIT Law, amended on February 24, 2017 and December 29, 2018, applies a uniform 25% corporate income tax rate to both foreign invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors. Furthermore, dividends paid by a foreign invested enterprise to a non-resident shareholder are now subject to a withholding tax rate of 10%, which may be reduced under any applicable bilateral tax treaty between the PRC and the jurisdiction where the non-resident shareholder resides.

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

With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko was grandfathered by the Implementation Circular. Both Jiangxi Jinko and Zhejiang Jinko were subject to a preferential tax rate of 12.5% in 2011 and 2012. Zhejiang Jinko, Jiangxi Jinko and Jiangxi Materials were designated by the relevant local authorities as “High and New Technology Enterprises” and Xinjiang Jinko was designated by the relevant local authorities as “Enterprise in the encouraged industry” under the CIT Law.

Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko and Xinjiang Jinko were subject to a preferential tax rate of 15% for 2016, 2017 and 2018. Zhejiang Jinko enjoyed the preferential tax rate of 15% in 2015, 2016 and 2017. In 2018, Zhejiang Jinko successfully renewed this qualification, enjoyed the preferential tax rate of 15% in 2018, and will continue to enjoy this preferential tax rate in 2019 and 2020, if the relevant conditions are met. Jiangxi Jinko and Jiangxi Materials enjoyed the preferential tax rate of 15% in 2017 and 2018 and is in the process of obtaining this qualification for 2019, 2020 and 2021. Xinjiang Jinko was subject to a preferential tax rate of 15% for 2017 and 2018. In 2019, Xinjiang Jinko successfully renewed this qualification and will continue to enjoy this preferential tax rate in 2019, if the relevant conditions are met.

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

According to the Circular of the State Administration of Taxation on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, nonresidents may be recognized as “beneficial owners” and enjoy treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015 and was amended in June 2018, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities.

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

VAT

Pursuant to the Interim Regulations on Value-added Tax as amended on February 6, 2016 (the “2016 Interim Regulations on Value-added Tax”), and the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are required to pay VAT. The 2016 Interim Regulations on Value-added Tax and their Implementing Rules also provide that gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a rate of 13%. The 2016 Interim Regulation on Value-added Tax was further amended on November 19, 2017, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the MOF and the STA on Adjusting Value-added Tax Rates was promulgated, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%.

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

C.	Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Technology Limited*	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)******	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.(“Zhejiang Jinko”)	June 30, 2009	PRC	100%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	100%

JinkoSolar GmbH	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.	June 13, 2010	PRC	100%

Xinjiang Jinko Solar Co., Ltd. (Xinjiang Jinko)	May 30, 2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	100%

JinkoSolar (U.S.) Inc.	August 19, 2010	United States	100%

Jiangxi Photovoltaic Materials Co., Ltd (“Jiangxi Materials”)	December 10, 2010	PRC	100%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.	June 7, 2011	United States	100%

JinkoSolar Italy S.R.L.	July 8, 2011	Italy	100%

JinkoSolar SAS	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd	December 7, 2011	Australia	100%

Jinko Solar Japan K.K.	May 21, 2012	Japan	100%

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd.	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda	January 14, 2014	Brazil	100%

JinkoSolar Mexico S.DE R.L. DE C.V.	February 25, 2014	Mexico	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

Jinko Solar Technology SDN.BHD.	January 21, 2015	Malaysia	100%

Jinko Huineng Technology Services Co., Ltd	July 14, 2015	PRC	100%

Jinko Huineng (Zhejiang) Technology Services Co., Ltd.****	July 29, 2015	PRC	100%

JinkoSolar Enerji Teknolojileri Anonlm Sirketi	April 13, 2017	Turkey	100%

Jinko Solar Sweihan (HK) Limited	October 4, 2016	Hong Kong	100%

Jinko Solar (Shanghai) Management Co., Ltd	July 25, 2012	PRC	100%

JinkoSolar Trading Private Limited	February 6, 2017	India	100%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited**	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.	January 12, 2015	BVI	100%

Canton Best Limited	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited (“Wide Wealth Hong Kong”) ***	June 11, 2012	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	United States	100%

Poyang Ruixin Information Technology Co., Ltd.	December 19, 2017	PRC	100%

JinkoSolar Technology (Haining) Co., Ltd	December 15, 2017	PRC	100%

Poyang Luohong Power Co., Ltd (“Poyang Luohong”) *****	August 7, 2018	PRC	51%

*In the fourth quarter of 2016, JinkoSolar Technology Limited (formally known as Paker Technology Limited) disposed of Zhejiang Jinko Financial Leasing Co., Ltd with the consideration of RMB183.0 million. Loss of disposal amounted to RMB15.2 million was recognized. Considerations associated with the transaction amounted to RMB13.1 million was collected in 2017. All the outstanding considerations will be settled by the end of 2019.

** In the fourth quarter of 2016, JinkoSolar International Development Limited disposed of Jinko Solar (Thailand) Co., Ltd. (“Jinko Thailand”) with the consideration of RMB2.4 million. Loss of disposal amounted to RMB0.1 million was recognized. Consideration associated with the transaction was collected in 2017.

**In the fourth quarter of 2017, JinkoSolar International Development Limited disposed of Lotapera, S.L., its fully owned solar power plant in Spain, with the consideration of RMB27.3 thousand. Gain on disposal amounted to RMB102.3 thousand was recognized. Consideration associated with the transaction was collected in 2018.

**In the fourth quarter of 2017, JinkoSolar International Development Limited disposed of four Mexican power plants, including Energia Solar AHU, S.de R.L. de C.V., Energia Solar CAB, S.de R.L. de C.V., Energia Solar MAZ, S.de R.L. de C.V., and PV Energy SAM, S.de R.L. de C.V., with the consideration of RMB1.3 thousand. Gain on disposal amounted to RMB154.8 thousand was recognized. Consideration associated with the transaction has not been collected as of December 31, 2018.

**In the first quarter of 2018, JinkoSolar International Development Limited disposed of Hirasawa Power East Godo Kaishat (“Hirasawa Power”), its fully own subsidiary who holds the rights to build, implement and operate two solar projects locating at Japan, with the consideration of JPY996.4 million. As these solar projects in Japan were constructed for sale upon completion instead of self-operating by us, we recorded such disposition under the standard of ASC 606, and recognized revenue and cost of sales with the amount of RMB93.5 million (US$13.6 million) and RMB69.1 million (US$10.1 million), respectively. Consideration associated with the transaction was collected in 2018.

***In the fourth quarter of 2016, Wide Wealth Hong Kong disposed of all of the 55% equity interest indirectly held by us in JinkoPower to Shangrao Kangsheng Technology Co., Ltd., a company incorporated with limited liability under the laws of the People’s Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of our board of directors for a total consideration of US$250.0 million. In conjunction, JinkoSolar Power repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares with considerations of US$225.0 million from the preferred shareholders, while Wide Wealth Hong Kong agreed to transfer the 45% equity interest of JinkoPower to related entities of the preferred shareholders with a total consideration of US$225.0 million. These two transactions were net-settled as agreed with JinkoSolar Power, Wide Wealth Hong Kong and the preferred shareholders.

****In the first quarter of 2018, Zhejiang Jinko Solar Power Sales Co., Ltd was renamed to Jinko Huineng (Zhejiang) Solar Technology Services Co., Ltd.

*****In the third quarter of 2018, JinkoSolar and JinkoPower jointly invested in and established a company named Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), which develops and operates solar power projects in Shangrao, Jiangxi Province. Cash capital injection with the amount of RMB98 million have been made by JinkoPower at the end of 2018. We held 51% equity interests of Poyang Luohong and consolidated such entity in our financial statements.

****** In the fourth quarter of 2018, we disposed of Jinko Solar Investment (Pty) Ltd and its subsidiary Jinko Solar Pty Ltd. (“JinkoSolar South Africa”) with the consideration of RMB1 (US$0.1) to a third party buyer. Loss of disposal amounted to RMB20.3 thousand (US$3.0 thousand) was recognized. Consideration associated with the transaction had not been collected as of December 31, 2018.

******In the first quarter of 2018, Jiangxi Jinko disposed of Tirli 3 and Tirli 5, its fully own solar project companies who hold and operate two solar projects locating in Italy, with the consideration of EUR2.6 million. As these solar projects have been Jiangxi Jinko’s own operating assets which were generating electricity sale revenues, Jiangxi Jinko recorded loss of disposal of RMB9.4 million (US$1.4 million). Consideration associated with the transaction was collected in 2018.

D.	Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

Item 4A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, from recovering silicon materials to manufacturing solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. As of December 31, 2018, we had an integrated annual capacity of 9.7 GW for silicon wafers, 7.0 GW for solar cells and 10.8 GW for solar modules.

Our revenues were RMB21.40 billion, RMB26.47 billion and RMB25.04 billion (US$3.64 billion) in 2016, 2017 and 2018, respectively. We had net income of RMB990.2 million and RMB142.2million and RMB405.6 million (US$59.0 million) in 2016, 2017 and 2018, respectively.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Our business and revenue growth depends on the industry demand for solar power and solar power products. Demand for solar power and products depends on various factors including the global macroeconomic environment, pricing, cost-effectiveness, performance and reliability in comparison to alternative forms of energy, and the impact of government regulations and policies. Solar power is one of the fastest-growing sources of energy and is driven by factors such as cost-competitiveness, reliability as a predictable energy source, and growing commitments by various governments to combat climate change.

In the second half of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. In early 2010, as the effect of the global financial crisis started to subside, industry demand for solar power and solar power products started to revive. Access to financing continued to improve from 2010 to the first half of 2011, driven by increasing awareness of renewable energy, stronger balance sheets for financing providers and sustainable government incentives to develop solar as an alternative energy solution. However, in 2011, a decrease in payment to solar power producers, in the form of FIT and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as FIT. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. Our business and revenue increased in Europe in 2014, partly due to the significant increase in demand for solar modules in the U.K. Compared with 2014, our revenue increased in North America in 2015 mainly attributable to the significant increase in demand for solar modules in the U.S. China had become the largest solar market in 2016, whereas the demand in India continued to grow rapidly, second to only China and the United States. A strong presence in these markets led to an increase in our revenue despite the decreasing module price as a result of the China FIT cut as well as the uncertainties brought by U.S. President Donald Trump and uncertainties associated with the United Kingdom leaving the European Union, since the referendum in June 2016. Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility scale projects was significantly cut down. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. In 2017, China remained the largest solar market and the U.S. market showed strong demand for solar modules, which was second to China, while the emerging markets grew rapidly, especially Mexico and Brazil. In 2018, demand from overseas markets continued to grow and accounted for an increasing proportion of our shipments despite of the softened domestic demand following the policy change by the Chinese government in May 2018. Subsequent to this May 2018 policy, demand in the domestic market of China experienced an immediate sharp drop, but now it is stable. The NEA has laid out their plans for a bidding system and is expected to begin granting subsidy approvals again for utility-scale projects. There will be a separate subsidy scale for residential solar systems and poverty alleviation projects. Most importantly, subsidies will be prepaid by the state grid and as a result there will be no more payment delays for new projects. The new policy sets a clear direction for the country’s solar plans and will help to greatly improve sentiment for the solar sector as the country tries to smoothly transit towards grid parity and encourages a more market-driven environment rather than a policy-driven one. Policy details are expected to be released in late April 2019. The solar industry continues to make tremendous technological advancements that enhance quality and efficiency while lowering the solar generation costs. On a global scale it remains enormous room for development of solar in many regions.

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

To proactively adapt to changes in the market, we implemented a number of strategic measures. Prior to the May 2018 policy announcement, we had already started reducing costs and improving efficiencies across our business. We are also shifting resources towards our high efficiency mono-product in line to meet growing market demand. We began producing mono-wafers in 2016.

Industry Trend for Credit Sales

Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. We typically offer customers credit terms of 60 to 120 days. Selling products on credit terms has increased, and may continue to increase our working capital requirements and have a negative impact on our short-term liquidity. See “Item 3. Key Information—D. Risk Factors—Selling our products on credit terms may increase our working capital requirements and expose us to the credit risk of our customers.”

Due to the increase of credit sales, especially in China and other emerging markets, our accounts receivable turnover increased in 2018. Our accounts receivable turnover were 108 days, 77 days and 93 days in 2016, 2017 and 2018, respectively. In particular, in 2016, 2017 and 2018, our accounts receivable turnover in the U.S. were 19 days, 39 days and 41 days, respectively; our accounts receivable turnover in China were 144 days, 127 days and 152 days, respectively. We recorded provisions for accounts receivable of RMB376.6 million, RMB264.7 million and RMB256.6 million (US$37.4 million) as of December 31, 2016, 2017 and 2018, respectively. Reversal of allowances for doubtful accounts receivable upon subsequent collection were RMB191.5 million, RMB259.4 million and RMB157.1 million (US$22.8 million) in 2016, 2017 and 2018, respectively. We will continue to make assessment and properly provide the provision on doubtful accounts. Pricing of Solar Power Products

The price of our solar modules is influenced by a variety of factors, including polysilicon prices, supply and demand conditions, the competitive landscape and processing technologies.

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

In spite of the price fluctuations caused by the international trade barriers such as EU anti-dumping tariff and Section 201 Investigation, as well as the inconsistent government policies towards PV industry such as the May 31 new policy. In May 2018, the National Development and Reform Commission, Ministry of Finance, and National Energy Agency announced a new policy to lower the solar feed-in-tariff, halt subsidized utility-scale development, and implement a quota for distributed projects in China. We expect the market prices of solar power products to continue to decline in the long term due to continued advancements in processing technologies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.”

Government Subsidies, Policies and Economic Incentives

With a number of markets such as India, Australia, United Arab Emirates, and Mexico rapidly approaching solar grid parity or having already achieved it, we expect dependence on government incentives to continue in the near future until solar becomes universally affordable when compared to the cost of conventional fossil fuels. Various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, the Chinese government cut down its FIT by RMB0.05 per kilowatt hour in May 2018. The German government has introduced legislation to reduce the FIT program since 2010 due to the strong growth of its domestic solar market. From 2012 to 2018, the Japanese government cut down its FIT from JPY 40 to JPY 26 for projects below 10 KW and from JPY 42 to JPY 18 for projects above 10 KW.

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

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Industry — We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the U.S. market and European market accounted for 10.9% and 6.8% of our total revenue in 2018, respectively.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2018, we had an integrated annual capacity of 9.7 GW for silicon wafers, 7.0 GW for solar cells and 10.8 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

The following table presents our integrated annual capacity of mono silicon wafers and PERC solar cells as of December 31, 2016, 2017 and 2018.

	Annual Production Capacity as of December 31,
	2016	2017	2018
	(GW)
Mono silicon wafers	1.0	3.5	5.7
Poly silicon wafers	4.0	4.5	4.0
PERC solar cells	1.4	2.5	4.2
Non-PERC solar cells	2.6	2.5	2.8

We expects annual silicon wafer, solar cell and solar module production capacity to reach 15 GW (including 11 GW of mono wafers), 10 GW (including 9.2 GW of PERC cells) and 15 GW, respectively, by the end of 2019.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third-party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2016, 2017 and 2018, the average conversion efficiency rate of our solar cells using our monocrystalline silicon wafers was 21.0%, 21.7% and 21.9%, respectively, and the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers was 18.7%, 18.8% and 18.9%, respectively. Mono PERC products require less silicon consumption and are more efficient than multi PERC products. Most of our high efficiency cell technologies including PERC are more suitable for mono products.

Selected Statement of Operations Items

Revenues

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”.

We have determined that the impact of the transition to the new standard is immaterial to our revenue recognition model since the vast majority of our revenue recognition is based on point in time transfer of control. Accordingly, we have not made any adjustment to opening retained earnings.

As a result of adopting the new accounting standard, for the sales contracts with retainage terms, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period from one year to two years (“Retainage Period”), revenue from retainage is recognized upon we satisfied our performance obligation to transfer the goods to our customers instead of deferring recognition until the customers pay it after the Retainage Period expires. Revenue recognition for our other sales arrangements, including sales of solar modules, wafers, cells and revenue from generated electricity, remained materially consistent with historical practice.

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, our management concluded that these contracts have been completed before the adoption date, and as we have elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, and was RMB 26.6 million (US$3.9 million) in 2018.

Currently, we derive our revenues primarily from the sale of solar modules and to a lesser extent from the sales of silicon wafers and solar cells. We also derive a small portion of revenues from the disposal of power stations in Japan. We expect the sale of solar modules to continue to be our primary revenue source. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	2016		2017		2018
	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Continuing Operations
Products
Recovered silicon materials	860.0	0.0	-	-	-	-	-
Silicon wafers	136,079.7	0.6	455,695.8	1.7	567,241.7	82,501.9	2.3
Solar cells	155,016.3	0.7	346,069.4	1.3	291,232.9	42,358.1	1.2
Solar modules	20,825,750.0	97.3	25,656,934.9	96.9	24,090,687.4	3,503,845.1	96.2
Sales of Solar projects	-	-	-	-	93,451.3	13,591.9	0.3
Services
Solar system EPC	269,661.7	1.3	-	-	-	-	-
Revenue from generated electricity	13,270.4	0.1	14,243.4	0.1	-	-	-
Total	21,400,638.1	100.0	26,472,943.5	100.0	25,042,613.3	3,642,297.0	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, the sales volumes and approximate average selling prices for the periods indicated:

Continuing operations	2016	2017	2018
Sales volume:
Recovered silicon materials (metric tons)	0.3	-	-
Silicon wafers (MW)	156.3	585.5	1,168.6
Solar cells (MW)	126.9	268.1	364.9
Solar modules (MW)	6,225.3	9,792.2	11,170.5
Average selling price (RMB):
Recovered silicon materials (per kilogram)	2.9	-	-
Silicon wafers (per watt)	0.9	0.8	0.5
Solar cells (per watt)	1.2	1.3	0.8
Solar modules (per watt)	3.3	2.6	2.2

The following table presents the sales volumes by solar module types for the periods indicated:

Continuing operations	2016	2017	2018
Sales volume:
Solar modules – Poly (MW)	6,121.9	7,872.2	6,420.2
Solar modules – Mono (MW)	68.7	511.0	1,910.8
Solar modules – Mono PERC (MW)	34.7	1,409.0	2,839.5

The following table summarizes the impact of adopting ASC 606 on our Consolidation Statements of Operations:

	For the year ended December 31, 2018
	As reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
	RMB	RMB	RMB
Total revenues	25,042,613,341	25,015,058,894	27,554,447
Income from continuing operations before income taxes	407,375,203	379,820,756	27,554,447
Income tax expenses	(4,409,523)	(8,542,690)	(4,133,167)
Net income	405,575,533	382,154,253	23,421,280

Pursuant to our order book of 2019, we are well positioned with 65% of expected solar module shipments for full year 2019 secured as of March 31, 2019, compared to 55% of total solar module shipments for full year 2018 secured as of March 31, 2018.

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools.] In 2016, 2017 and 2018, our cost of revenues was RMB17.53 billion, RMB23.48 billion and RMB21.53 billion (US$3.13 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses, impairment of long-lived assets and provision for advance to suppliers.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2016, 2017 and 2018, our selling and marketing expenses were RMB1,434.0 million, RMB1,901.4 million and RMB1,708.3 million (US$248.5 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, impairment of long-lived assets as well as provision for bad debts. In 2016, 2017 and 2018, our general and administrative expenses were RMB778.8 million, RMB470.8 million and RMB779.4 million (US$113.4 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2016, 2017 and 2018, our research and development expenses were RMB181.1 million, RMB294.1 million and RMB366.6 million (US$53.3 million), respectively.

Provision for advance to suppliers. We did not make a provision for the outstanding balances of inventory purchase prepayments in 2017 and 2018. We made RMB0.8 million provision for the outstanding balances of inventory purchase prepayments in 2016.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment in our wafer and cell production line. In 2016, 2017 and 2018, we recognized impairment of long-lived assets of RMB125.5 million, nil and RMB14.5 million (US$2.1 million), respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2016, 2017 and 2018, we incurred interest expenses of RMB409.4 million, RMB321.5 million and RMB429.3 million (US$62.4 million), net of interest income of RMB41.5 million, RMB58.8 million and RMB83.5 million (US$12.1 million), respectively. Interest expense capitalized associated with the project assets of discontinued operations in 2016, 2017 and 2018 were RMB58.6 million, nil and nil, respectively. Interest expense capitalized associated with the construction projects of continuing operation in 2016, 2017 and 2018 were RMB8.9 million, RMB17.7 million and RMB51.2 million (US$7.5 million), respectively.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations for us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future periods. In 2016, 2017 and 2018, our government subsidy income, which was not assets related, was RMB168.6 million, RMB147.9 million and RMB52.2 million (US$7.6 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of nil, RMB26.3 million and RMB8.1 million (US$1.2 million) in 2016, 2017 and 2018, respectively.

Exchange (Loss)/Gain, Net

In 2016, we incurred foreign exchange gain of RMB208.8 million due to the appreciation of the U.S. dollars against the Renminbi. In 2017, we incurred foreign exchange loss of RMB114.3 million (US$17.6 million), primarily due to deprecation of the U.S. dollars against the Renminbi. In 2018, we incurred foreign exchange gain of RMB33.7 million (US$4.9 million), primarily due to appreciation of the U.S. dollars against Renminbi.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee income from JinkoPower in 2016 and 2017 and expenses related to charitable donations. We had net other income of RMB8.8 million, RMB59.6 million and RMB25.8 million (US$3.8 million) in 2016, 2017 and 2018, respectively.

Change in Fair Value of Foreign Exchange Forward Contracts

In 2016, 2017 and 2018, we recognized a loss arising from change in fair value of foreign exchange forward contracts of RMB52.6 million, RMB8.2 million and RMB44.1 million (US$6.4 million), respectively.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

We recognized a loss arising from change in fair value of convertible senior notes and capped call options of RMB110.2 million, nil and nil in 2016, 2017 and 2018, respectively. We had repurchased substantially all of the convertible senior notes by February 2019.

Change in Fair Value of Foreign Exchange Options

In 2018, we recognized a loss arising from change in fair value of foreign exchange options of RMB9.7 million (US$1.4 million). We did not incur any change in fair value foreign exchange options in 2016 and 2017.

Change in Fair Value of Interest Rate Swap

To finance our overseas power station business operations and expansion, our operating subsidiaries located in Mexico will obtain long-term bank borrowings from local banks, which will carry variable interest rates. With an aim to reduce our interest rate exposure, we entered into a long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The rate swap is a derivative which needs to be fair valued at each reporting period end. In 2016 and 2017, we recognized losses arising from the fair value change of the rate swap derivative of RMB10.4 million and RMB16.1 million, respectively. In 2018, we recognized gain from the fair value change of interest rate swap of RMB9.7 million (US$1.4 million).

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, as amended, and options for a total of 1,041,932 ordinary shares were outstanding as of December 31, 2018. We adopted our 2014 Equity Incentive Plan on August 18, 2014 and options for a total of 7,411,980 ordinary shares were outstanding as of December 31, 2018. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2016, 2017 and 2018:

	2016		2017		2018
Continuing operations	(RMB in thousands)	(%)	(RMB in thousands)	(%)	(RMB in thousands)	(US$ in thousands)	(%)
Cost of revenues	333.3	0.4	2,219.3	3.4	967.3	140.7	3.3
Selling and marketing expense	15,980.5	17.8	12,722.2	19.6	6,415.2	933.1	21.9
General and administrative expense	67,152.5	75.0	46,017.8	71.0	24,066.5	3,500.3	21.9
Research and development expense	6,101.4	6.8	3,908.6	6.0	(2,141.1)	(311.4)	-7.3
Total share-based compensation expenses	89,567.7	100.0	64,867.9	100.0	29,307.9	4,262.7	100.0

As the share options granted under our 2014 Equity Incentive Plan are graded vested in five successive equal annual installments, the share-based compensation expenses decreased in 2016, 2017 and 2018.

Taxation

We derive net income primarily from Jiangxi Jinko and Zhejiang Jinko, our operating subsidiaries in China. Under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. However, according to the CIT Law and the Implementation Rules of the CIT Law, the “two-year exemption” and “three-year half deduction” tax preferential policy was grandfathered, under which a foreign invested enterprise of a production nature scheduled to operate for no less than ten years would be eligible for a corporate income tax exemption of two years followed by a three-year 50% reduction on its applicable corporate income tax rate, in each case beginning with its first year of profitability. As a result, Jiangxi Jinko and Zhejiang Jinko were exempted from corporate income tax in 2009 and subject to corporate income tax at the reduced rate of 12.5% from 2010 to 2012. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” and Xinjiang Jinko was designated as “Enterprise in the encouraged industry” under the CIT Law. Jiangxi Jinko, Jiangxi Materials and Zhejiang Jinko were subject to a preferential tax rate of 15% for 2016, 2017 and 2018. Zhejiang Jinko enjoyed the preferential tax rate of 15% in 2015, 2016 and 2017. In 2018, Zhejiang Jinko successfully renewed this qualification, enjoyed the preferential tax rate of 15% in 2018, and will continue to enjoy this preferential tax rate in 2019 and 2020, if the relevant conditions are met. Jiangxi Jinko and Jiangxi Materials enjoyed the preferential tax rate of 15% in 2016, 2017 and 2018 and are in the process of obtaining this qualification for 2019, 2020 and 2021. Xinjiang Jinko was subject to a preferential tax rate of 15% for 2017 and 2018. In 2019, Xinjiang Jinko successfully renewed this qualification for encouraging industries located in the Western Region. The certificate authorized by Xinjiang Uygur Autonomous Region State Administration of Taxation entitles Xinjiang Jinko to enjoy the preferential tax rate of 15% in 2018 and 2019.

In addition, under the CIT Law, an enterprise established outside China with “de facto management bodies” within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC corporate income tax at the rate of 25% on its global income. Under the Implementation Rules of the CIT Law, the term “de facto management bodies” refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. On April 22, 2009, the STA promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC tax residents such as our company, JinkoSolar Technology and Wide Wealth Group Holdings Limited. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%. In any event, our company, JinkoSolar Technology and Wide Wealth Group Holdings Limited do not have substantial income from operations outside of China, and we do not expect to derive substantial earnings from operations outside of China in the foreseeable future.

Under the CIT Law and the Implementation Rules of the CIT Law, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. Under the tax arrangement between Hong Kong and China, a reduced tax rate of 5% for dividends paid to a Hong Kong company will be applied provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary. Both JinkoSolar Technology and Wide Wealth Group Holdings Limited are our Hong Kong subsidiaries. 100% of the equity interests in Jiangxi Jinko, 25% of the equity interests in Zhejiang Jinko and 100% of the equity interests in JinkoSolar (Shanghai) Management Co., Ltd. are owned directly by JinkoSolar Technology. 100% of the equity interests in JinkoPower are owned directly by Wide Wealth Group Holdings Limited. If neither JinkoSolar Technology nor Wide Wealth Group Holdings Limited is deemed a PRC tax resident enterprise and is treated as the beneficial owner of the dividends paid by Jiangxi Jinko, Zhejiang Jinko and JinkoSolar (Shanghai) Management Co., Ltd. to JinkoSolar Technology, or the dividends paid by JinkoPower to Wide Wealth Group Holdings Limited, as the case may be, and owns such equity for at least 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax pursuant to the tax arrangement between Hong Kong and China as discussed above. According to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the STA on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under a bi-lateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Administration of Taxation on How to Understand and Identify a “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, and the Announcement of the State Administration of Taxation on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. The circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Administration of Taxation on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Administration of Taxation on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015 and was amended in June 2018, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities.

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the State Council, effective on January 1, 1994 and lately amended and effective on February 6, 2016, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%.The Provisional Regulation was further amended on November 19, 2017, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the MOF and the STA on Adjusting Value-added Tax Rates was promulgated, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. In addition, under the Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

Effective on January 1, 2012, the MOF and the STA launched the Pilot Program in Shanghai. On April 10, 2013, the State Council announced the nationwide implementation of the Pilot Program, which took effect from August 1, 2013. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. In addition, the MOF and the STA released a notice, which further expanded the scope of taxable services subject to VAT on December 12, 2013, effective from January 1, 2014, replacing the Business Tax to Value Added Tax Circular 37 released by the MOF and the STA on May 24, 2013. On March 23, 2016, the MOF and the STA issued a notice, pursuant to which, effective from May 1, 2016, pilot program of replacing the business tax with VAT will be implemented nationwide, and the industry of construction, real estate, finance, life services will fall within the scope of taxable services subject to VAT instead of the business tax.

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

Revenue recognition

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method under which we have elected to adopt the standard applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”.

We have determined that the impact of the transition to the new standard is immaterial to our revenue recognition model since the vast majority of our revenue recognition is based on point in time transfer of control. Accordingly, we have not made any adjustment to opening retained earnings.

We negotiated payment terms on a case by case basis and allows most of our overseas customers to make full payment within 90 days and our domestic customers to make 90% to 95% of payment within 180 days after delivery and the rest will be paid when the Retainage Period (as defined below) ends.

As a result of adopting the new accounting standard, for the sales contracts with retainage terms, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period from one year to two years since normal operation of related customer’s solar project (“Retainage Period”), revenue from retainage is recognized upon we satisfied our performance obligation to transfer the goods to our customers instead of deferring recognition until the customers pay it after the Retainage Period expires. Revenue recognition for our other sales arrangements, including sales of solar modules, wafers, cells and revenue from generated electricity, remained materially consistent with historical practice.

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts were completed before the adoption date, and as we have elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, and was RMB26.6 million (US$3.9 million) in 2018.

We were mainly subject to value added taxes (“VAT”) on our sales from products. We recognize revenue net of VAT. Related surcharges, such as urban maintenance and construction tax as well as surtax for education expenses are recorded in cost of revenues.

Our accounting practices under ASC Topic 606, “Revenue from Contracts with Customers” are as followings:

(a)	Revenue recognition on product sales

For all product sales, we require a contract or purchase order which quantifies pricing, quantity and product specifications. Our sales arrangements generally do not contain variable considerations and are short-term in nature. We recognize revenue at a point in time based on management’s evaluation of when the customer obtains control of the products. Revenue is recognized as performance obligation under the terms of a contract with the customer are satisfied and control of the product has been transferred to the customer. Sales of goods do not include multiple product and/or service elements.

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2018, no incremental cost was capitalized as assets.

We also selected to choose a practical expedient and does not disclose remaining performance obligations as all related contracts have a duration of one year or less.

Based on the considerations that there is no difference between the amount of promised consideration and the cash selling price of product sales, in addition to the actual length of time between when we transfer products to the customer and when the customer pays for those products has been generally within one year, we assessed and concluded that there is no significant financing component in place within its products sales as a practical expedient in accordance with ASC 606-10-32- 18. As the retainage term is made to secure the future effective operation of solar modules and not to provide customer with significant financing, no significant financing component is considered to exist in the sales contract with retainage terms.

(b)	Sales of solar projects

Our sales arrangements for solar projects do not contain any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, nor any variable considerations for energy performance guarantees, minimum electricity end subscription commitments. We therefore determined our single performance obligation to the customer is the sale of a completed solar project. We recognize revenue for sales of solar projects at a point in time after the solar project has been grid connected and the customer obtains control of the solar project.

Our historical accounting practices under ASC Topic 605 “Revenue Recognition” are as followings:

(a)	Revenue recognition on product sales

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

We enter into certain sales contracts with retainage terms beginning in 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years since the normal operation of related customer’s solar project (the “Retainage Period”). Given the limited experience we have with respect to the collectability of the retainage, we defer recognition of the retainage as revenue until the customers pay it after the Retainage Period expires.

The total amounts of retainage that were not recognized as revenue were RMB89.8 million and RMB63.2 million (US$ 9.2million) as of December 31, 2017 and 2018, respectively. Additions of retainages in 2016 and 2017 were RMB19.8 million and RMB8.8 million, respectively. Revenue recognized upon the cash collection of the retainages under ASC 605 in 2016, 2017 and 2018 were RMB31.1.million, RMB63.8 million and RMB26.6 million (US$3.9 million), respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

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

(b)	Revenue on electricity generation

We recognize electricity generation revenue on project assets constructed with a plan to operate the plant when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and be transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

(c)	Revenue on solar system integration projects

We recognize revenue related to solar system integration projects on the percentage-of-completion basis. We estimate its revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. We apply the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When we determine that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No loss provision was recorded in the years ended December 31, 2016, 2017 and 2018. There existed no unbilled receivables as of December 31, 2017 and 2018. We stopped our business of solar system integration upon the disposition of its household solar project business in the fourth quarter of 2016.

In the PRC, VAT at a general rate of 17% before May 1, 2018 and 16% since May 1, 2018, on the invoiced amount is collected by us on behalf of tax authorities in respect of sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases is recorded as a liability until it is paid to the tax authorities.

Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, our chief operating decision maker has been identified as the Chairman of the Board of Directors as well as the CEO, who only review our consolidated results when making decisions about allocating resources and assessing performance.

Hence, we have only one operating segment which is vertically integrated solar power products manufacturing business from silicon ingots, wafers, cells to solar modules.

Before the disposition of downstream solar projects segment in the fourth quarter of 2016, it was also a reportable segment.

Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assess accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, we conduct a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, our historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. We will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is possible. We may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, we closely monitor the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluate whether any of such adverse change warrants further action to be taken us, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also our general practice to suspend further sales to any customer with significant overdue balances. The receivable from insurance is only recorded when insurance claim has been submitted to the insurance company and been accepted and acknowledged by the carrier and recovery is considered reasonably assured. Upon recording the recovery, the bad debt expense is reduced.

Allowances for doubtful accounts receivable were RMB376.6 million, RMB264.7 million and RMB256.6 million (US$37.3 million) for 2016, 2017 and 2018, respectively. With the recovery of solar industry since 2013, we have made significant efforts to improve cash collection for the long-aged accounts receivables. Reversal of allowances for doubtful accounts receivable were RMB191.5 million, RMB259.4 million and RMB157.1 million (US$22.8 million) in 2016, 2017 and 2018, respectively.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. Provisions for inventories valuation were RMB439.0 million, RMB313.7 million and RMB220.2 million (US$32.0 million) in 2016, 2017 and 2018, respectively.

In addition, we analyze our firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2016, 2017 and 2018.

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

Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, we capitalize interest on amounts expended on the project at our weighted average cost of borrowing money. Interest expense capitalized associated with the project assets of discontinued operations in 2016, 2017 and 2018 were RMB58.6 million, nil and nil, respectively. Interest expense capitalized associated with the construction projects of continuing operation in 2016, 2017 and 2018 were RMB8.9 million, RMB17.7 million and RMB51.2 million (US$7.5 million), respectively.

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

We do not depreciate project assets when such project assets are constructed for sale upon completion. Any revenue generated from such project assets connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development.

As of December 31, 2016, 2017 and 2018, the balances of project assets were RMB55.1 million, RMB473.7 million and RMB1.78 billion (US$257.5 million), respectively.

After the disposition of the domestic downstream solar projects business in the fourth quarter of 2016, all of our project assets related to solar power plants were located out of China as of December 31, 2016, 2017 and 2018.

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

Investments in affiliates and other equity securities

On January 1, 2018, we adopted new financial instruments accounting standard ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

With the adoption of the new standard, for investments in equity securities lacking of readily determinable fair values, we elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. Adoption of the new standard related to new financial instruments accounting had no significant impact on our consolidated financial statements for the year ended 2018.

Our investments include equity method investments and equity securities without readily determinable fair values.

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

Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to the fiscal year of 2018, these investments over which we do not have the ability to exercise significant influence were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

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

Our equity investments in affiliates were disposed as part of our disposition of downstream solar power project segment, and investment income of affiliated companies was recorded in discontinued operations for the year ended December 31, 2016.

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

In 2017 and 2018, we disposed of certain machinery and equipment (“leased assets”) with a net book value of RMB1.07 billion to a third party (the “purchaser-lessor”), and simultaneously entered into one four-year contract and two three-year contracts to lease back the leased assets from the purchaser-lessor. Deferred loss related to these sales leaseback transactions amounted to RMB268.5 million, which is recognized upon disposal and will be amortized into expense over the remaining useful lives of the leased assets. We amortized related disposal loss amounted to RMB14.7 million and RMB36.6 million (US$5.3 million) in 2017 and 2018, respectively.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. The impairment of long-lived assets related to the retirement of certain equipment in the wafer and cell production line that had become obsolete were RMB125.5 million, nil and RMB14.5 million (US$2.1 million) in 2016, 2017 and 2018, respectively. The provision for impairment of long-lived assets in 2016 was attributable to the replacement of certain equipment in order to enhance production automation. The provision for impairment of long-lived assets in 2018 was attributable to the damage of certain equipment in JinkoSolar (Pty) Ltd.

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

Consistent with the practice of the solar industry, we have adopted the equivalent of 1% of product revenues to estimate the cost of our warranty obligation and recorded a warranty liability on that basis. In light of the historical sharp decline and the anticipated long-term decreasing trend of module prices, which we estimate to reflect replacement cost, as well as based on the accumulation of longer operating experience, we reassessed and updated the estimation of future warranty costs with effect from December 31, 2016. The updated accrual basis consists two major inputs, which are the 1% expected failure rate and the product replacement cost. Based on our actual claims incurred during the past years which appears to be consistent with the market practice, we projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on our actual claims experience in the historical periods as well as management’s current best estimation, we believe that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by us, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation which continued to drop in recent years, we reversed previous years’ recorded warranty liability of RMB92.1 million, RMB117.2 million and RMB162.4 million (US$23.6 million) in 2016, 2017 and 2018, respectively.

The warranty costs were classified as current liabilities under a balance sheet item named other payables and accruals and non-current liabilities under a balance sheet item named accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. In 2016, 2017 and 2018, warranty costs accrued for modules delivered in the same periods before the reversals due to updated project replacement cost were RMB257.5 million, RMB299.3 million and RMB278.4 million (US$40.5 million), respectively. The utilization of the warranty accruals in 2016, 2017 and 2018 were RMB12.0 million, RMB114.1 million and RMB102.6 million (US$14.9 million), respectively. The increase in the utilization of warranty accruals in 2017 was mainly due to defects in a specific batch of raw materials provided by a certain former supplier of us, and no such claims are expected to incur in the future. Utilization of warranty accruals in 2018 was mainly related to a specific batch of solar modules shipped in 2017 with welding defects, and no such claims are expected to incur in the future. Considering the defective modules only comprised a small portion of our module shipments, it is less likely to have a significant impact on our estimation on the expected failure rate of module production.

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

Government grants

Government grants related to technology upgrades and export market developments are recognized as subsidy income when received. In 2016, 2017 and 2018, we received financial subsidies of RMB168.6 million, RMB147.9 million and RMB52.2 million (US$7.6 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of nil, RMB26.3 million and RMB8.1 million (US$1.2 million) in 2016, 2017 and 2018, respectively.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income taxes are not provided on undistributed earnings of our subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of our PRC subsidiaries intended to be permanently reinvested total RMB3.25 billion (US$472.8 million) and the amount of the unrecognized deferred taxes liabilities on the permanently reinvested earnings was RMB162.5 million (US$23.6 million) as of December 31, 2018.

Valuation allowances are determined by assessing both positive and negative evidence and have been provided against the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2016, 2017 and 2018, valuation allowances of RMB66.2 million, RMB86.4 million and RMB114.6 million (US$16.6 million) were provided against deferred tax assets because it was more likely than not that such portion of deferred tax would not be realized based on our estimate of the future taxable income of all our subsidiaries. If events occur in the future that allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowances were reversed in 2016, 2017 and 2018, when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance and the cumulative income position of certain subsidiaries, we have determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, we reversed the valuation allowance of RMB1.4 million in 2018.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2016, 2017 and 2018, we did not record any liability for any uncertain tax positions.

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

Our financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term investments, accounts and notes receivable, foreign exchange forward contracts receivable, call spread options, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, foreign exchange forward contracts payable, short-term borrowings, long-term borrowings, convertible senior notes, interest rate swap and warrants.

The foreign exchange forward contracts receivable and payable, call spread options, capped call options, interest rate swap, convertible senior notes and warrants are measured at fair value. Except for these financial instruments and long-term borrowing, the carrying values of our other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

A summary of changes in fair value of capped call options in 2016 was as follows:

For the year ended December 31, 2016
RMB
Balance at January 1,	17,490,323
Foreign exchange gain	736,212
Change in fair value of capped call options	(18,226,535)
Balance at December 31,	-

We did not incur any change in fair value of capped call options in 2017 and 2018.

A summary of changes in fair value of convertible senior notes in 2016, 2017 and 2018 were as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at January 1,	1,506,981,361	423,739,708	65,342
Foreign exchange (gain)/loss	43,448,795	(845,071)	3,290
Change in fair value of convertible senior notes	92,015,957	-
Repurchase of convertible senior notes	(1,218,706,405)	(422,829,295)	-
Balance at December 31,	423,739,708	65,342	68,632

Guarantees

We issued debt payment guarantees in favor of JinkoPower, a related party. The guarantees require us to make payments to reimburse the holders of these guarantees for losses they incur when JinkoPower fails to make repayments to the holders when its liability to the holders falls due.

In addition, according to the side agreement signed among JinkoPower, investors of JinkoPower (the original redeemable preferred shareholders of JinkoPower) and us, the investors of JinkoPower will have the right to require JinkoPower to redeem the common shares of JinkoPower held by them, and, as a result of a guarantee issued by us, in the event that JinkoPower fails to perform its redemption obligations, we will become liable for JinkoPower’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. We will also charge JinkoPower service fees for the redemption guarantee service according to the master service agreement. On June 22, 2017, JinkoPower and all its investors amended its articles of association in which terms and clauses related to the investors’ preferential rights, including the common share redemption guarantee, were removed. Hence, management reversed unamortized redemption guarantee liabilities amounted to RMB22.1 million as well as the corresponding receivables amounted to RMB20.4 million. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1.7 million was recognized as other income in the year ended December 31, 2017. During the year ended December 31, 2017, JinkoPower repaid certain of its borrowings guaranteed by us in advance. We thereby reversed unamortized redemption guarantee liabilities amounted to RMB13.6 million as well as the corresponding receivables amounted to RMB12.3 million. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1.4 million was recognized as other income in the year ended December 31, 2017.

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

Pursuant to the master service agreement signed with JinkoPower, guarantee service fee is settled on a half-year basis.

Results of Operations

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”.

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

95

	2016		2017		2018
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)
	(in thousands, except percentage)
Consolidated Statement of Operations Data:
Continuing operations:
Revenues	21,400,638.1	100.0	26,472,943.5	100.0	25,042,613.3	3,642,297.0	100.0
Sales of solar modules	20,825,750.1	97.3	25,656,934.8	96.9	24,090,687.4	3,503,845.2	96.2
Sales of silicon wafers	136,079.7	0.6	455,695.8	1.7	567,241.7	82,501.9	2.3
Sales of solar cells	155,016.3	0.7	346,069.4	1.3	291,232.9	42,358.0	1.1
Sales of recovered silicon materials	860.0	0.0	-	-	-	-	-
Solar system integration projects	269,661.7	1.3	-	-	-	-	-
Sales of solar projects	-	-	-	-	93,451.3	13,591.9	0.4
Revenue from generated electricity	13,270.4	0.1	14,243.4	0.1	-	-	-
Cost of revenues	(17,531,299.2)	(81.9)	(23,481,375.1)	(88.7)	(21,528,868.4)	(3,131,244.0)	(86.0)
Gross profit	3,869,338.9	18.1	2,991,568.4	11.3	3,513,744.9	511,053.0	14.0
Total operating expenses	(2,520,235.8)	(11.8)	(2,666,306.2)	(10.1)	(2,868,818.1)	(417,252.3)	(11.4)
Income from operations	1,349,103.2	6.3	325,262.2	1.2	644,926.8	93,800.7	2.6
Interest expenses, net	(359,296.3)	(1.7)	(245,529.6)	(0.9)	(295,692.0)	(43,006.6)	(1.2)
Subsidy income	168,646.6	0.8	147,916.8	0.6	52,176.5	7,588.8	0.2
Exchange (loss)/gain	208,811.4	1.0	(114,344.6)	(0.4)	33,681.1	4,898.7	0.1
Other income, net	8,768.4	0.0	59,646.9	0.2	25,817.1	3,754.9	0.1
Investment income	4,902.5	0.0	-	-	-	-	-
(Loss)/gain on disposal of subsidiaries	5,017.9	0.0	257.1	0.0	(9,425.4)	(1,370.9)	(0.0)
Change in fair value of foreign exchange forward contracts	(52,561.8)	(0.2)	(8,211.4)	(0.0)	(44,089.7)	(6,412.6)	(0.2)
Change in fair value of foreign exchange options	-	-	-	-	(9,720.2)	(1,413.7)	(0.0)
Change in fair value of interest rate swap	(10,364.1)	0.0	(16,122.4)	(0.1)	9,701.0	1,411.0	0.0
Change in fair value of warrant liability	34,937.3	0.1	-	-	-	-	-
Change in fair value of convertible senior notes and capped call options	(110,242.5)	(0.5)	-	-	-	-	-
Income tax expenses	(257,487.0)	(1.2)	(4,628.0)	(0.0)	(4,409.5)	(641.3)	(0.0)
Equity in income/(loss) of affiliated companies	-	-	(2,055.7)	(0.0)	2,609.9	379.6	0.0
Income from continuing operations, net of tax	990,235.6	4.6	142,191.4	0.5	405,575.6	58,988.6	1.6
Discontinued operations:							-
Gain on disposal of discontinued operations before income taxes	1,007,884.1	4.7	-	-	-	-	-
Income from discontinued operations before income taxes	48,146.3	0.2	-	-	-	-	-
Income tax expense, net	(54,466.1)	(0.3)	-	-	-	-	-
Income from discontinued operations, net of tax	1,001,564.3	4.7	-	-	-	-	-
Net income	1,991,799.8	9.3	142,191.4	0.5	405,575.6	58,988.6	1.6
Less: Net loss attributable to the non-controlling interests from continuing operations	(432.5)	(0.0)	485.7	0.0	(903.2)	(131.4)	(0.0)
Less: Net income attributable to the non-controlling interests from discontinued operations	6,044.5	0.0	-	-	-	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	159,477.9	0.7	-	-	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	1,826,710.0	8.5	141,705.7	0.5	406,478.8	59,119.9	1.6

Reportable Segments

Based on the criteria established by ASC 280 “Segment Reporting”, our chief operating decision maker has been identified as the Chairman of the Board of Directors as well as the CEO, who only review our consolidated results when making decisions about allocating resources and assessing performance.

Hence, we have only one operating segment which is vertically integrated solar power products manufacturing business from silicon ingots, wafers, cells to solar modules.

Before the disposition of downstream solar projects segment in the fourth quarter of 2016, it was also a reportable segment.

2018 compared with 2017

Revenues. Our revenues decreased by 5.4% from RMB26.47 billion in 2017 to RMB25.04 billion (US$3.64 billion) in 2018, primarily due to the decrease in sales of solar modules.

Our sales of solar modules decreased by 6.1% from RMB25.66 billion in 2017 to RMB24.09 billion (US$3.50 billion) in 2018, primarily due to the decline in the average selling price of solar modules, which is partially offset by the increase in shipments of solar modules. The sales volume of our solar modules increased by 14.1% from 9,792.2 MW in 2017 to 11,170.1 MW in 2018. The average selling price of our solar modules decreased by 17.6% from RMB2.62 per watt in 2017 to RMB2.16 per watt (US$0.31 per watt) in 2018, primarily due to oversupply of solar power products in the market which lead to a decrease in the market value of solar modules.

Our sales of silicon wafers increased by 24.5% from RMB455.7 million in 2017 to RMB567.2 million (US$82.5 million) in 2018. The sales volume of our silicon wafers increased by 99.6% from 585.5 MW in 2017 to 1,168.6 MW in 2018. The average selling price of our silicon wafers decreased by 37.5% from RMB0.8 per watt in 2017 to RMB0.5 per watt in 2018.

Our sales of solar cells decreased by 15.8% from RMB346.1 million in 2017 to RMB291.2 million (US$42.4 million) in 2018. The sales volume of our solar cells increased by 36.1% from 268.1 MW in 2017 to 364.9 MW in 2018. The average selling price of our solar cells decreased by 38.5% from RMB1.3 per watt in 2017 to RMB0.8 per watt (US$ 0.1 per watt) in 2018.

Our revenue from sales of solar projects increased from nil in 2017 to RMB93.5 million (US$13.6 million) in 2018 attributable to the sale of a solar project constructed for external sales to an independent third party in March 2018.

Our revenue from generating electricity decreases from RMB14.2 million to nil in 2018 due to the disposal of our solar power projects in Italy in 2018.

Cost of Revenues. Our cost of revenues decreased by 8.3% from RMB23.48 billion in 2017 to RMB21.53 billion (US$3.13 billion) in 2018, primarily due to continued cost reduction and the benefit of Countervailing Duty (“CVD”) reversal of RMB209.7 million (US$30.5 million) based on the amended final results of the fourth administrative review of the CVD order published by the U.S. Department of Commerce in 2018.

Gross Profit. Our gross profit increased by 17.5% from RMB2,991.6 million in 2017 to RMB3,513.7 million (US$511.1 million) in 2018. The increase of our gross profit was mainly attributable to (i) an increase in the shipment of solar modules in 2018, which was partially offset by a decline in the average selling price of solar modules and (ii) the benefit of CVD reversal of RMB209.7 million (US$30.5 million), based on the amended final results of the fourth administrative review of the CVD order published by the U.S. Department of Commerce. Excluding the CVD reversal benefit, our gross margin was 13.2% in 2018. The increase of our gross margin was attributable to the decrease in solar module cost, partially offset by the decrease in the average selling price of solar modules in 2018.

Operating Expenses. Our operating expenses increased by 7.6% from RMB2,666.3 million in 2017 to RMB2,868.8 million (US$417.3 million) in 2018, primarily as a result of the loss on disposal of property, plant and equipment, and the decrease in the reversal of allowance for doubtful accounts upon subsequent collections. partially offset by an increase in the warranty accrual reversal. Based on the updated warranty estimation, we reversed the warranty expense related to prior years by RMB117.2 million and RMB162.4 million (US$23.6 million) in 2017 and 2018, respectively.

Our selling and marketing expenses decreased by 10.2% from RMB1,901.4 million in 2017 to RMB1,708.3 million (US$248.5 million) in 2018, primarily due to the decreased transportation expense as a result of the decrease of the market price for transportation in 2018, which amounted to RMB215.4 million (US$31.3 million) in 2018 and the decrease in warranty costs netting off by reversal of prior years’ warranty costs amounted to RMB34.7 million (US$5.0 million) in 2018.

Our general and administrative expenses increased by 65.5% from RMB470.8 million in 2017 to RMB779.4 million (US$113.4 million) in 2018, primarily due the increase in loss on disposal of property, plant and equipment amounted to RMB152.5 million (US$22.2 million) in 2018 as a result of the disposition of solar power facilities owned by our subsidiaries and the decrease in the reversal of provision for allowance of doubtful accounts amounted to RMB98.7 million (US$14.4 million) in 2018 as a result of our efforts to improve cash collection for long-aged accounts receivables.

Our impairment of long-lived assets increased from nil in 2017 to RMB14.5 million (US$2.1 million) in 2018 due to the disposal of Jinko Solar Pty Ltd.

Our research and development expenses increased by 24.6% from RMB294.1 million in 2017 to RMB366.6 million (US$53.3 million) in 2018 due to our increased research and development activities for new product development and technological improvement of production.

Income from Operations. As a result of the foregoing, our income from operations increased by 98.3% from RMB325.3 million in 2017 to RMB644.9 million (US$93.8 million) in 2018. Our operating profit margin increased from 1.2% in 2017 to 2.6% in 2018.

Interest Expenses. Our interest expenses increased by 20.4% from RMB245.5 million in 2017 to RMB295.7 million (US$43.0 million) in 2018 due to the increase of borrowings.

Subsidy Income. Our subsidy income decreased from RMB147.9 million in 2017 to RMB52.2 million (US$7.6 million) in 2018, primarily due to change of subsidies received from local government.

Exchange Gain/(Loss). We recognized foreign exchange loss of RMB114.3 million in 2017 and a foreign exchange loss of RMB33.7 million (US$4.9 million) in 2018, primary due to the exchange fluctuations of the U.S. dollars against the Renminbi.

Other Income/(Expense). We had other income of RMB25.8 million (US$3.8 million) in 2018, compared with other income of RMB59.6 million in 2017, primary due to the decrease of guarantee service income provided to JinkoPower, which was in line with the decrease of loans guaranteed by us.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a loss arising from change in fair value of foreign exchange forward contracts of RMB44.1 million (US$6.4 million) in 2018, compared with a loss of RMB8.2 million in 2017, primarily due to the fluctuation of Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange Options. We recorded a loss arising from change in fair value of foreign exchange options of RMB9.7 million (US$1.4 million) in 2018, compared with nil in 2017. The loss from foreign exchange options was primarily due to the appreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Interest Rate Swap. We recorded a gain arising from change in fair value of interest rate swap of RMB9.7 million (US$1.4 million) in 2018 compared with RMB16.1 million in 2017. The gain from interest rate swap was primarily due to increase in the long-term interest rates.

Income Tax Expense. We recorded an income tax expense of RMB4.4 million (US$0.64 million) in 2018, compared with an income tax expense of RMB4.6 million in 2017. The effective tax rate was 1.1% in 2018, compared with 3.1% in 2017, mainly due to certain of our subsidiaries experienced loss in the fourth quarter and recognized corresponding deferred tax assets.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB141.7 million in 2017 to RMB406.5 million (US$59.1 million) in 2018. Our net profit margin increased from 0.5% in 2017 to 1.6% in 2018.

2017 compared with 2016

Revenues. Our revenues increased by 23.7% from RMB21.40 billion in 2016 to RMB26.47 billion in 2017, primarily due to the increase in shipments of solar modules, which was partially offset by the decline in average selling prices.

Our sales of solar modules increased by 23.2% from RMB20.83 billion in 2016 to RMB25.66 billion in 2017, primarily due to the significant increase in sales volume of solar modules, partially offset by a decrease in average selling prices. The sales volume of our solar modules increased by 57.3% from 6,225.3 MW in 2016 to 9,792.2 MW in 2017. The average selling price of our solar modules decreased by 21.3% from RMB3.33 per watt in 2016 to RMB2.62 per watt in 2017, primarily due to oversupply of solar power products in the market which led to a decrease in the market value of solar modules.

Our sales of silicon wafers increased by 234.8% from RMB136.1 million in 2016 to RMB455.7 million in 2017. The sales volume of our silicon wafers increased by 274.6% from 156.3 MW in 2016 to 585.5 MW in 2017. The average selling price of our silicon wafers decreased by 11.1% from RMB0.9 per watt in 2016 to RMB0.8 per watt in 2017.

Our sales of solar cells increased by 123.3% from RMB155.0 million in 2016 to RMB346.1 million in 2017. The sales volume of our solar cells increased by 111.3% from 126.9 MW in 2016 to 268.1 MW in 2017. The average selling price of our solar cells remained stable from 2016 to 2017.

Our revenue generated from providing solar system integration services decreased from RMB269.6 million in 2016 to nil in 2017 due to disposal of our household solar project business in the fourth quarter of 2016.

Our revenue from the sale of electricity generated by our solar power projects in continuing operations increased from RMB13.3 million in 2016 to RMB14.2 million in 2017, primarily due to our acquisition of two solar power projects in Italy in the middle of 2016.

Cost of Revenues. Our cost of revenues increased by 33.9% from RMB17.53 billion in 2016 to RMB23.48 billion in 2017, primarily due to the increase in shipments of solar modules.

Gross Profit. Our gross profit decreased by 22.7% from RMB3,869.3 million in 2016 to RMB2,991.6 million in 2017. Our gross margin decreased from 18.1% in 2016 to 11.3% in 2017, primarily due to the sharp decline in the average selling prices of solar modules.

Operating Expenses. Our operating expenses increased by 5.8% from RMB2,520.2 million in 2016 to RMB2,666.3 million in 2017, primarily as a result of increase in shipping costs and warranty costs, which were partially offset by the disposal gain in property, plant and equipment and the decrease in bad debt expenses due to the reversal of allowance for doubtful accounts upon subsequent collections. Based on the updated warranty estimation, we reversed the warranty expense related to prior years by RMB92.1 million and RMB117.2 million in 2016 and 2017, respectively.

Our selling and marketing expenses increased by 32.6% from RMB1,434.0 million in 2016 to RMB1,901.4 million in 2017, primarily due to the increased transportation expenses, which amounted to RMB388.9 million in 2017 and the increase of warranty costs netting of by reversal of prior years’ warranty costs amounted to RMB117.2 million.

Our general and administrative expenses decreased by 39.6% from RMB778.8 million in 2016 to RMB470.8 million in 2017, primarily due to the gain on disposal of property, plant and equipment amounted to RMB100.8 million as a result of the disposition of solar power facilities owned by our Jiangxi and Zhejiang subsidiaries and reversal of provision for allowance of doubtful accounts amounted to RMB194.6 million as a result of our efforts to improve cash collection for long-aged accounts receivables.

Our research and development expenses increased by 62.4% from RMB181.1 million in 2016 to RMB294.1 million in 2017 due to increased research and development activities.

Income from Operations. As a result of the foregoing, our income from operations decreased by 75.9% from RMB1,349.1 million in 2016 to RMB325.3 million in 2017. Our operating profit margin decreased from 6.3% in 2016 to 1.2% in 2017.

Interest Expenses. Our interest expenses decreased by 31.7% from RMB359.3 million in 2016 to RMB245.5 million in 2017 due to the repurchase of US$232.6 million convertible senior notes and the repayment of US$123.5 million in bond payables.

Subsidy Income. Our subsidy income decreased from RMB168.6 million in 2016 to RMB147.9 million in 2017, primarily due to change of subsidies received from local government.

Exchange Gain/(Loss). We recognized foreign exchange gain of RMB208.8 million in 2016 and a foreign exchange loss of RMB114.3 million in 2017, primary due to the exchange fluctuations of the U.S. dollars against the Renminbi.

Other Income/(Expense). We had other income of RMB59.6 million in 2017, compared with other income of RMB8.8 million in 2016 which is primarily due to our provision of guarantee service to JinkoPower.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a loss arising from change in fair value of foreign currency forward contracts of RMB8.2 million in 2017, compared with a loss of RMB52.6 million in 2016, primarily due to the fluctuation of Renminbi against the U.S. dollars.

Change in Fair Value of Interest Rate Swap. We recorded a loss arising from change in fair value of interest rate swap of RMB16.1 million in 2017, compared with a loss of RMB10.4 million in 2016. The loss from interest rate swap was primarily due to the decrease in the long-term interest rates.

Change in Fair Value of Warrant Liability. We did not record any gains or losses arising from change in fair value of warrant liability in 2017, compare with a gain of RMB34.9 million in 2016 due to the warrant repurchase in 2016.

Change in Fair Value of Convertible Senior Notes and Capped Call Options. We did not record any gains or losses arising from change in fair value of convertible senior notes and capped call options in 2017, compare with a loss of RMB110.2 million in 2016 because the convertible senior notes were repurchased and the call options were expired in 2016.

Income Tax Expense. We recorded an income tax expense of RMB4.6 million in 2017, compared with an income tax expense of RMB257.5 million in 2016. The effective tax rate was 3.1% in 2017, compared with 20.6% in 2016, mainly due to one of our overseas subsidiaries receiving a tax exemption in the first quarter of 2017 for a five-year period starting from August 2015 and additional deduction for research and development costs approved by local tax bureau in the second quarter of 2017. We determined that the future taxable income of certain of our subsidiaries with strong financial performance would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB21.8 million in 2017.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB1,826.7 million in 2016 to RMB141.7 million in 2017. Our net profit margin decreased from 8.5% in 2016 to 0.5% in 2017.

Disposition of Downstream Solar Power Project Business

In the fourth quarter of 2016, we completed the sale of all 55% equity interest we indirectly held in JinkoPower through JinkoSolar Power, our then indirect subsidiary, to Shangrao Kangsheng Technology Co., Ltd. (the “Buyer”), a company formed by a buyer consortium led by Mr. Xiande Li, our chairman of the board of directors, pursuant to the a share purchase agreement between Wide Wealth Group Holding Limited, our indirect subsidiary, and the Buyer. As a result of the sale, we disposed of our downstream solar power project business in China and received US$250 million in cash.

Assets and liabilities related to JinkoPower were reclassified as assets/liabilities held for sale as of December 31, 2015, while results of operations related to JinkoSolar Power, including comparatives, were reported as loss from discontinued operations.

We recognized a gain of RMB1.01 billion because of the disposition in 2016.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2018, we had RMB3.10 billion (US$451.6 million) in cash and cash equivalents and RMB377.1 million (US$54.8 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

We have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to RMB3.71 billion (US$539.5 million) as of December 31, 2018, of which RMB2.06 billion (US$299.5 million) will be due in 2019. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes. We opened our first U.S. factory in Jacksonville, Florida, of which the annual production of solar modules is expected to be 400 MW. We leased buildings and lands for the factory under a non-cancelable operating lease from a third party. Total amount of the related operating lease commitments will be up to RMB366.6 million in the future.

As of December 31, 2018, we had total bank credit facilities available of RMB17.51 billion (US$2.55 billion) with various banks, of which RMB12.13 billion (US$1.77 billion) were drawn down and RMB5.38 billion (US$0.78 billion) were available.

As of December 31, 2018, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB7.10 billion (US$1.03 billion). As of December 31, 2018, we had short-term borrowings outstanding of RMB4.54 billion (US$660.8 million), RMB2.26 billion (US$329.2 million) and RMB296.5 million (US$43.1 million), which were denominated in RMB, U.S. dollars and JPY, respectively, and bearing a weighted average interest rates of 4.59%, 3.81% and 4.07% per annum, respectively.

As of December 31, 2018, we pledged property, plant and equipment of a total net book value of RMB2.31 billion (US$335.5 million), land use rights of a total net book value of RMB131.6 million (US$19.1 million), construction in process of total value of RMB 53.7 million (US$ 7.81 million) and inventories of a total net book value of RMB171.7 million (US$25.0 million) to secure repayment of our short-term borrowings of RMB2.2 million (US$318.8 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings.

We have long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB1.95 billion (US$284.3 million), which bore interest at an average annual rate of 8.84% as of December 31, 2018. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2018, we pledged property of a net book value of RMB194.5 million (US$28.3 million) to secure repayment of borrowings of RMB59.6 million (US$8.7 million). As of December 31, 2018, long-term loans in the amount of RMB1.95 billion (US$284.3 million) will be due for repayment after one year, but within five years.

In addition, we have repayment obligations under our convertible senior notes. On January 22, 2014, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance upon Regulation S of the Securities Act. We repurchased an aggregate principal amount of US$88.9 million of such notes for a total consideration of RMB85.6 million in 2016. As of December 31, 2016, we had outstanding convertible senior notes due 2019 in the principal amount of US$61.1 million. We completed the repurchase of substantially all of the convertible senior notes in February 2017. As of December 31, 2017, we had outstanding convertible senior notes in the principal amount of US$10 thousand. As of December 31, 2018, we had outstanding convertible senior notes in the principal amount of US$10 thousand.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries that are registered as wholly owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from the our PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the our shareholders. Our net assets subject to the above restrictions were RMB6.21 billion (US$903.6 million), representing 73% of our total consolidated net assets as of December 31, 2018.

On September 25, 2013, we completed an offering of 4,370,000 ADSs, receiving aggregate net proceeds of US$67.8 million, after deducting discounts and commissions and offering expenses. On January 22, 2014, we completed an offering of 3,750,000 ADSs representing 15,000,000 ordinary shares, receiving aggregate net proceeds of US$126.2 million after deducting discounts and commissions and offering expenses.

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

In February 2018, we closed an offering of 4,140,000 ADSs, each representing four of our ordinary shares, par value US$0.00002 per share, at US$18.15 per ADS. The net proceeds of the offering to us, after deducting underwriting commissions and fees and estimated offering expenses, was US$71.1 million. Concurrently with the offering, we completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, our chairman, and Mr. Kangping Chen, our chief executive officer, of its purchase of US$35 million of our ordinary shares.

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan.

We had negative working capital as of December 31, 2018. Our management believes that our cash position as of December 31, 2018, the cash expected to be generated from operations, and funds available from borrowings under our bank credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from April 10, 2019, the date of issuance of our consolidated financial statements for 2018 included in this annual report.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by/ (used in) operating activities	(1,802,967.7)	(177,092.7)	614,545.8	91,785.4
Net cash used in investing activities	(6,951,815.8)	(2,433,503.5)	(3,934,825.1)	(572,296.6)
Net cash provided by financing activities	7,379,350.6	2,624,355.6	3,972,608.3	577,791.9
Net increase/ (decrease) in cash and cash equivalents, restricted cash	(1,300,793.3)	(58,827.6)	720,652.8	104,814.6
Cash and cash equivalents, restricted cash, beginning of the year	2,948,315.0	2,820,202.4	2,761,374.8	401,625.3
Cash balance recorded in the held-for-sale assets	1,172,680.7	-	-	-
Cash and cash equivalents, restricted cash, end of the year	2,820,202.4	2,761,374.8	3,482,027.6	506,439.9

Operating Activities

Net cash provided by operating activities in 2018 was RMB614.5 million (US$91.8 million), consisting primarily of (i) an increase in advance from customers of RMB1,601.5 million (US$232.9 million); (ii) a decrease in accounts receivables of RMB532.1 million (US$77.4 million); (iii) an increase in accounts payable of RMB647.0 million (US$94.1 million); and (iv) a decrease in prepayments and other current assets of RMB294.2 million (US$42.8 million), partially offset by (i) an increase in inventories of RMB1,690.5 million (US$245.9 million); (ii) an increase in project assets, net of incremental revenue, of RMB1.26 billion (US$182.9 million), and (iii)depreciation of property, plant and equipment of RMB802.0 million (US$116.6 million). We have intention to sell part of our project assets to third parties in 2019. However, these projects that we intend to sell do not meet the criteria of ASC 360-10-45-9 and are classified as project assets in our balance sheet. We will recognize revenue from the sale of project assets in accordance with ASC 360-20. Therefore, all cash flows related to the development and construction of project assets constructed for external sales with the amount of RMB1.26 billion (US$182.9 million) (net of incremental revenue) was no longer recognized as investing cash outflows in 2018 but considered as a component of cash flows from operating activities. Excluding the increase in project assets, our net cash provided by operating activities in 2018 would be RMB1.87 billion (US$272.3 million).

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

Investing Activities

Net cash provided by investing activities in 2018 was RMB3,934.8 million (US$572.3 million), consisting primarily of (i) cash paid for short-term investments and restricted short-term investment of RMB7,257.3 million (US$1,055.5 million); and (ii) the purchase of property, plant and equipment of RMB2,425.5 million (US$352.8 million); and (iii) cash paid for project assets of RMB1,322.7 million (US$192.4 million) , partially offset by cash collected from short-term investments of RMB6,436.6 million (US$936.2 million).

Net cash used in investing activities in 2017 was RMB2,433.5 million, consisting primarily of (i) cash paid for short-term investments and restricted short-term investment of RMB5,805.7 million, (ii) the purchase of property, plant and equipment of RMB2,178.5 million; and (iii) cash paid for project assets of RMB386.3 million, partially offset by cash collected from short-term investments of RMB5,901.4 million.

Net cash used in investing activities in 2016 was RMB6,951.8 million, consisting primarily of (i) cash paid for short-term investments and restricted short-term investment of RMB4,628.7 million, (ii) the purchase of property, plant and equipment of RMB1,975.4 million; (iii) cash paid for construction of project assets of RMB1,956.5 million related to our disposed downstream solar power project business in China before its disposition, which we subsequently disposed of in 2016, partially offset by cash collected from short-term investments of RMB2,289.2 million.

Financing Activities

Net cash provided by financing activities in 2018 was RMB3,972.6 million (US$577.8 million), consisting primarily of (i) borrowings of RMB14.60 billion (US$2,123.8million); (ii) proceeds received from an offering of RMB663.2 million (US$ 96.5 million); (iii) an increase in capital contributions from non-controlling interests holder of RMB615.0 million (US$89.4 million), and (iv) an increase in notes payable of RMB399.1 million (US$58.0 million), partially offset by (i) repayment of borrowings to third parties of RMB12.18 billion (US$1,771.3 million); and (ii) repayment of borrowings to sales leaseback of RMB309.8 million (US$ 45.1 million).

Net cash provided by financing activities in 2017 was RMB2,624.4 million, consisting primarily of (i) borrowings of RMB18.29 billion, (ii) an increase in notes payable of RMB875.7 million, and (iii) cash received from sales leaseback of RMB600.0 million, partially offset by (i) repayment of borrowings to third parties of RMB16.85 billion, and (ii) an increase in notes payable of RMB875.7 million, and (iii) repayment of convertible senior notes of RMB422.8 million.

Net cash provided by financing activities in 2016 was RMB7,379.4 million, consisting primarily of (i) borrowings of RMB21.18 billion, and (ii) increase in notes payable of RMB2,477.8 million, partially offset by (i) repayment of borrowings to third parties of RMB13.35 billion, and (ii) repurchase of embedded warrants of RMB938.6 million; (iii) repayment of convertible senior notes of RMB1,218.7 million; and (iv) repayment of bond payable of RMB800.0 million.

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

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB4,038.8 million, RMB2,592.0 million and RMB3,876.2 million (US$563.8 million) in 2016, 2017 and 2018, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have been focusing on improving our efficiency to reduce our unit cost and have entered into purchase agreements for purchasing additional manufacturing equipment. Our purchase capital commitments under these contracts amounted to RMB3.71 billion (US$539.5 million) as of December 31, 2018, of which RMB2.06 billion (US$299.5 million) will be due in 2019 and RMB1.65 billion (US$240.1 million) will be due after one year but within five years. We may terminate these equipment purchase agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation and late charges. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts. Our reliance on equipment and spare parts suppliers may also expose us to potential risks.”

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) and the International Accounting Standards Board (“IASB”) jointly issued ASU No. 2014-9, Revenue from Contracts with Customers (Topic 606), which was further updated by ASU No. 2016-08 in March 2016, ASU No. 2016-10 in April 2016 and ASU No. 2016-11 in May 2016. The new guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards (IFRS). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In July 2015, the FASB approved a deferral of the ASU effective date from annual and interim periods beginning after December 15, 2016 to annual and interim periods beginning after December 15, 2017. We have evaluated its material contracts, and have concluded that the impact of adopting the standard on its consolidated financial statements and related disclosures was not material. We adopted the standard on January 1, 2018. For details, please refer to note 2(v) of our consolidated financial statements included in this annual report.

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. We adopted this guidance on January 1, 2018 and it did not have a material effect on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regards to debt prepayment, settlement of debt instruments contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. We adopted this guidance on January 1, 2018 and it did not have a material effect on our consolidated financial statements.

Statements of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued ASU 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the changes during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The standard should be applied to each period presented using a retrospective transition method. We adopted this guidance on January 1, 2018 and it did not have a material effect on our consolidated financial statements, but resulted in restricted cash being included with cash, cash equivalents and restricted cash when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. Cash flows were restated for years ended December 31, 2016 and 2017.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740) - Intra-Entity Transfers of Assets Other Than Inventory, to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The FASB decided that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this update eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this update are intellectual property and property, plant, and equipment. The update does not change GAAP for an intra-entity transfer of inventory. The amendments in this update do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We adopted this guidance on January 1, 2018 and it did not have a material effect on our consolidated financial statements.

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)” ASU 2016-02 requires the identification of arrangements that should be accounted for as leases. In general, for lease arrangements exceeding a twelve-month term, these arrangements will be recognized as assets and liabilities on the balance sheet of the lessee. Under ASU 2016-02, a right-of-use asset and lease obligation will be recorded for all leases, whether operating or financing, while the income statement will reflect lease expense for operating leases and amortization/interest expense for financing leases. In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842 (Leases)”, which provides narrow amendments to clarify how to apply certain aspects of ASU 2016-02, and ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which provides an additional transition method by allowing entities to initially apply ASU 2016-02, and subsequent related standards, at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These ASUs (collectively, “ASC 842”) are effective for annual periods beginning after December 15, 2018 and interim periods within those annual periods. We will adopt the new guidance effective January 1, 2019 using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption and will not recast the prior comparative periods. We estimate that approximately RMB220 million to RMB280 million would be recognized as total right-of-use assets and total lease liabilities on our consolidated balance sheet as of January 1, 2019. However, we do not expect the adoption to have a material impact to its Statement of Cash Flows or Statement of Comprehensive Income.

We established related internal control processes and has substantially completed data validation of our portfolio of leases. Incremental disclosure will be made in accordance with the guidelines provided by the new standard since the adoption date on January 1, 2019.

Upon adoption of ASC 842, we intend to elect the following practical expedients:

•	We intend to elect not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component.

•	If at the lease commencement date, a lease has a lease term of 12 months or less and does not include a purchase option that is reasonably certain to exercise, we will elect not to apply ASC 842 recognition requirements.

•	As we plan to apply the new transition method allowed per ASU 2018-11, we intend to elect not to reassess arrangements entered into prior than January 1, 2019 for whether an arrangement is or contains a lease, the lease classification applied or to separate initial direct costs.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are in the process of evaluating the impact of the amendments on its consolidated financial statements.

In May 2017, the FASB issued guidance within ASU 2017-09: Scope of Modification Accounting. The amendments in ASU 2017-09 to Topic 718, Compensation – Stock Compensation, provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity should account for the effects of a modification unless all of the following conditions are met: the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments should be applied prospectively to an award modified on or after the adoption date. The amendments are effective for annual periods, and interim periods within those annual periods, beginning after December 31, 2018. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We do not expect that the new standard will have a material impact on our consolidated financial statements.

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

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. As of December 31, 2018, our research and development team consisted of 408 experienced researchers and engineers, of which, 125 experienced engineers were located in the Shangrao Economic Development Zone of Jiangxi Province and 283 experienced engineers were located in Haining, Zhejiang Province. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research.

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

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we will partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which will be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge battery technologies. In 2016, we established cooperative relationship with Sun Yat-Sen University and the National University of Singapore in the research of solar modules and solar cells, respectively. In 2017, we partnered with TÜV Rheinland, an independent provider of technical services for testing, inspection, certification, consultation and training, to develop standardized testing methods for bifacial PV technology. In 2018, we participated in three projects cooperating with Institute of Electrical Engineering of the Chinese Academy of Sciences of Zhejiang University and Nanchang University in module recycling, high efficiency P type poly, and N type bifacial cell.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2016, 2017 and 2018, our research and development expenses were RMB181.1 million, RMB294.1 million and RMB366.6 million (US$53.3 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 631 patents by the State Intellectual Property Office of the PRC, including 539 utility model patents, 66 invention patent and eight design patents. We also have 457 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 268 trademarks in the PRC, such as “”, “” and “”, and eight trademarks in Hong Kong and Taiwan, including “”, and “”.We also have three trademarks registered in WIPO. We have pending trademark applications of seven trademarks in two countries and regions, including India, Thailand, South Africa, and United Arab Emirates. In addition, we have registered three trademarks in the United States, three trademarks in Canada and 15 trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2018 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment due by period
Contractual Obligations	Total	less than 1 year	2-3 years	4-5 years	more than 5 years
	(RMB in thousands)
Short-term Debt Obligations*	7,222,546	7,222,546	-	-	-
Long-term Debt Obligations*	3,255,738	172,762	760,514	294,226	2,028,236
Convertible Senior Notes*	69	69	-	-	-
Operating Lease Obligations	366,622	51,563	96,590	83,505	134,964
Capital Commitment	3,709,630	2,059,079	1,650,551	-	-
Total	14,554,605	9,506,019	2,507,655	377,731	2,163,200

* Includes accrued interests.

If sales of our overseas project assets is closed in 2019, we would strengthen our balance sheet by cutting relative long-term debt obligations of RMB1.46 billion (US$212.4 million). The initiative would increase corporate flexibility and reinforce our financial position which will allow us to take advantage of more opportunities in 2019.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	44	Chairman of the board of directors
Kangping Chen	46	Director and chief executive officer
Xianhua Li	45	Director and vice president
Longgen Zhang	55	Director
Wing Keong Siew	68	Independent director
Steven Markscheid	65	Independent director
Yingqiu Liu	69	Independent director
Haiyun (Charlie) Cao	42	Chief financial officer
Musen Yu	70	Vice president
Zhiqun Xu	52	Chief Operating Officer

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

Mr. Longgen Zhang has been our director since May 2014. Mr. Zhang has strong expertise across the global solar industry and financial markets. He currently serves as the chief executive officer of Daqo New Energy Corp. (NYSE: DQ), a PRC-based leading manufacturer of high-quality polysilicon for the global PV industry and a director of ZZ Capital International Limited (HKSE: 08295), a Hong Kong-based investment holding company which provides corporate and investment-related advisory services. He was our chief financial officer from September 2008 to September 2014, and our financial advisor from September 2014 to February 2018. Prior to joining us, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master’s degree in professional accounting and a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.

Mr. Wing Keong Siew has been a director of our company since May 2008. Mr. Siew has been in venture capital/private equity management since 1989 when he was Senior Vice President of H&Q Singapore. In 1995, he formed a joint venture with UBS AG to raise a China Private Equity Fund. He rejoined as the president of H&Q Asia Pacific China and Hong Kong from 1998 to 2003. Mr. Siew then founded Hupomone Capital Partners in 2003. Before joining the investment service industry, he was managing three high-technology multinational companies in Asia between 1978 to 1989, being the General Manager of Fairchild Systems for Asia, the Managing Director of Mentor Graphics Asia Pacific and the Managing Director of Compaq Computer Asia Corporation. Mr. Siew received his bachelor’s degree in electrical and electronics engineering from Singapore University in 1975 and his presidential/key executive MBA from Pepperdine University in 1999.

Mr. Steven Markscheid has been an independent director of our company since September 15, 2009. Mr. Markscheid is a venture partner at DealGlobe, a Shanghai based investment bank. He serves as an independent non-executive director of CNinsure, Inc., Ener Core Inc., ZZ Capital International Ltd., TKK Symphony, and was also a trustee of Princeton in Asia. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE, he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE, he worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. He began his career with the US China Business Council, in Washington D.C. and Beijing. He received his bachelor’s degree in East Asian Studies from Princeton University in 1976, his master’s degree in international affairs from Johns Hopkins University in 1980 and an MBA from Columbia University in 1991.

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

Mr. Zhiqun Xu has been our Chief Operating Officer since March 2019. He was our vice president and the general manager of wafer division from December 2008 to February 2019. Prior to joining us in December 2008, Mr. Xu served as an executive Vice President of Hareon Solar Technology Co., Ltd. from October 2007 to November 2008. From January 2005 to September 2007, Mr. Xu was a sales and marketing manager of Saint Gobain Quartz (Jinzhou) Co., Ltd. Mr. Xu was a technical director of semiconductor wafer division in Shanghai Shenhe Thermo Magnetics Electronics Co., Ltd. from April 2002 to December 2004. In addition, he was a project manager and deputy general manager of production of Shanghai General Silicon Material Co., Ltd. from February 2000 to March 2002. Mr. Xu was a manager of production and technology department of MCL Electronics Material Co., Ltd. from April 1996 to January 2000. In 1990, he joined Luoyang Monocrystalline Silicon Factory as a monocrystalline growth process engineer. Mr. Xu received a bachelor’s degree in science from Jilin University in 1990.

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

In 2018, we paid cash compensation in the aggregate amount of RMB30.6 million (US$4.5 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was RMB400.0 thousand (US$58.1 thousand) in 2018.

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

Share Options

As of the date of this annual report, options to purchase 8,453,372 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares	Exercise Price (US$)	Grant Date	Expiration Date
Kangping Chen	*	3.2875	October 10, 2014	October 9, 2024
Xiande Li	*	3.2875	October 10, 2014	October 9, 2024
Haiyun (Charlie) Cao	*	3.2875	October 10, 2014	October 9, 2024
Xianhua Li	*	3.2875	October 10, 2014	October 9, 2024
Steven Markscheid	*	3.2875	October 10, 2014	October 9, 2024
Yingqiu Liu	*	3.2875	April 13, 2015	April 13, 2025
Wing Keong Siew	*	3.2875	October 10, 2014	October 9, 2024
Zhiqun Xu	*	3.2875	October 10, 2014	October 9, 2024
Longgen Zhang	*	3.2875	October 10, 2014	October 9, 2024
Other Employees	4,508,000	3.2875	October 10, 2014	October 9, 2024
	256,000	4.3775	October 1, 2013	September 30, 2020

*	Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through 2019. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. An executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If an executive officer breaches any terms of the agreement, which leads to results, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 31, 2016, 2017 and 2018, we had a total of 16,920, 12,696 and 12,565 employees, respectively. As of December 31, 2018, we had 12,565 full-time employees, including 10,385 in manufacturing, 945 in research and development, 165 in sales and marketing and 1,070 in administration. Substantially all of these employees are located in China with a small portion of employees based in the United States, Europe and other countries and regions.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. In October 2013 and 2014, we were named one of the Top 100 Best Employers in China in 2013 by the World Executive Journal in conjunction with the World HR Laboratory, Bossline and CEO-ZINE. JinkoSolar was awarded HR Asia Best Companies to Work for in Asia 2018 Awards – China Edition. With the corporate culture of equality, accountability, commitment, and driving excellence, we were acknowledged for the best practices in human resource management.

Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB355.8 million, RMB484.8 million and RMB560.2 million (US$81.5 million), respectively, as of December 31, 2016, 2017 and 2018. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)	24,800,849	15.8%
Kangping Chen(4)	15,091,100	9.6%
Xianhua Li(5)	6,057,100	3.9%
Longgen Zhang	-	-
Wing Keong Siew	-	-
Steven Markscheid	-	-
Yingqiu Liu	-	-
Haiyun (Charlie) Cao	-	-
All Directors and Executive Officers as a group	45,949,049	29.3%
Principal Shareholders:
Brilliant Win Holdings Limited(3)	20,172,750	12.9%
Yale Pride Limited(4)	12,005,700	7.7%
Guolao Investments(6)	9,740,000	6.2%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 156,864,737 ordinary shares, being the number of shares outstanding as of the date of this annual report (excluding 1,513,253 ADSs representing 6,053,012 ordinary shares reserved for future grants under our share incentive plans, and 1,723,200 ordinary shares as treasury stock), and the number of ordinary shares underlying options exercisable by such person or group within 60 days of the date of this annual report.

(3)	Represents (i) 20,172,750 ordinary shares held by Brilliant Win Holdings Limited, and (ii) 4,628,099 ordinary shares held by Tanka International Limited. Brilliant Win Holdings Limited is a British Virgin Islands company wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Tanka International Limited is a Cayman Islands company which holds 7,713,499 of our ordinary shares. Mr. Xiande Li holds 60% equity interest in Tanka International Limited and is also a director of Tanka International Limited. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

(4)	Represents (i) 12,005,700 ordinary shares held by Yale Pride Limited, and (ii) 3,085,400 ordinary shares held by Tanka International Limited. Yale Pride Limited is a British Virgin Islands company wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Tanka International Limited is a Cayman Islands company which holds 7,713,499 of our ordinary shares. Mr. Kangpin Chen holds 40% equity interest in Tanka International Limited and is also a director of Tanka International Limited. Mr. Chen is the brother-in-law of Mr. Xiande Li.

(5)	Represents 6,057,100 ordinary shares held by Peaky Investments Limited, a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, and British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.

(6)	Represents 9,740,000 ordinary shares beneficially owned by Guolao Investments in the form of ADSs, as reported in the Schedule 13G amendment it filed on February 14, 2019. Guolao Investments is a Cayman Islands company and its address is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, KY1-1002, Cayman Islands.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of the date of this annual report, 156,864,737 ordinary shares are issued and outstanding (excluding ADSs representing 6,053,012 ordinary shares reserved for future grants under our share incentive plans, and 1,723,200 ordinary shares as treasury stock). As of the date of this annual report, we have one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2017 and 2018.

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”, in which JinkoSolar owns 30% equity interests)	-	25,368,631
Accounts receivable from JinkoPower for sales of solar modules and others	1,049,200,951	522,619,735
Accounts receivable from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai)	1,063,841,109	127,779,355

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	8,000	-
Other receivables from JinkoPower for receivable related to disposal of subsidiaries	28,634	-
Other receivables due from Sweihan Solar Holding Company	653,420	-
Other receivables from JinkoPower for miscellaneous transactions	6,712,861	8,296,133
Prepayments to JinkoPower for outsourcing services	10,333,131	55,514,313
Other receivables from JinkoPower for provision of guarantee	28,856,153	3,919,423

Other assets from related parties:
Other assets from JinkoPower for provision of guarantee	146,025,979	144,983,744

Accounts payable due to a related party:
Accounts payable due to subsidiaries of ReneSola	800,027	698,043
Accounts payable due to Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”, in which JinkoSolar owns 30% equity interests)	4,528,869	-

Advances from related parties
Advances from JinkoPower for sales of solar modules	37,344,500	910,087
Advances from subsidiaries of ReneSola	55,444	-

Notes payables due to related parties:
Notes payables due to JinkoPower	-	35,000,000

Other payables due to a related party:
Other payables to Jiangxi Desun for leasing of land and buildings	8,628,855	9,704,152
Other payables due to JinkoPower for payments on behalf of our company	3,704,629	11,058,988
Other payables of travel and other business expense reimbursement to executive directors who are also shareholders	-	55,457

(1)	Mr Xianshou Li, chairman and chief executive officer of Renesola, is the brother of Mr Xiande Li, chairman of the board of directors of us.
(2)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts we advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(3)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

Related party transactions for the years ended December 31, 2016, 2017 and 2018 were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV	-	1,219,803,260	1,416,020,214
Revenue from sales of products to JinkoPower	35,181,217	453,251,266	38,895,833
Income of guarantee fee from JinkoPower	9,641,685	64,225,858	26,229,524
Rental services provided to JinkoPower	345,600	2,142,018	2,177,280
Revenue from sales of products to a subsidiary of ReneSola	-	6,474,041	47,388

Purchase of raw materials from related parties
Raw materials purchased from a subsidiary of ReneSola	-	2,866,904	-

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	-	8,375,075	19,741,927
Solar project management service provided by JinkoPower	-	2,735,269	20,842,153
Construction service of solar project provided by JinkoPower	-	-	25,769,137
Rental services provided by Jiangxi Desun	1,100,304	1,100,304	1,100,304

In connection with our disposal of JinkoSolar Power downstream business in 2016, we entered into a master service agreement with JinkoPower under which we agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, we will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB4.07 billion (US$592.5 million) as of December 31, 2018. We will charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

In addition, according to the side agreement signed among JinkoPower, investors of JinkoPower (the original redeemable preferred shareholders of JinkoPower) and us, the investors of JinkoPower will have the right to require JinkoPower to redeem the common shares of JinkoPower held by them, and, as a result of a guarantee issued by us, in the event that JinkoPower fails to perform its redemption obligations, we will become liable for JinkoPower’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. We will also charge JinkoPower service fees for the redemption guarantee service according to the master service agreement. On June 22, 2017, JinkoPower and all its investors amended its articles of association in which terms and clauses related to the common share redemption guarantee, were removed. Hence, management reversed unamortized redemption guarantee liabilities amounted to RMB22.1 million as well as the corresponding receivables amounted to RMB20.4 million. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1.7 million was recognized as other income in the year ended December 31, 2017. During the year ended December 31, 2017, JinkoPower repaid certain of its borrowings guaranteed by us in advance. We thereby reversed unamortized redemption guarantee liabilities amounted to RMB13.6 million as well as the corresponding receivables amounted to RMB12.3 million. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1.4 million was recognized as other income in the year ended December 31, 2017.

During the year ended December 31, 2018, JinkoPower changed the guarantee of certain of its borrowings from us to other parties. We thereby reversed unamortized redemption guarantee liabilities amounted to RMB29.0 million (US$4 million) as well as the corresponding receivables amounted to RMB34.3 million (US$5.0 million). Difference between the guarantee liabilities and the corresponding assets amounted to RMB5.3 million (US$0.8 million) was deducted in other income in the year ended December 31,2018.

Pursuant to the master service agreement, guarantee service fee is to be settled semi-annually, and the management of us believes the guarantee fee charges are at market rates. The guarantee receivables were settled upon the receipt of guarantee fees from JinkoPower. We have received RMB52.6 million and RMB29.5 million (US$4.3 million)guarantee fees from JinkoPower in 2017 and 2018, respectively.

As of December 31, 2017 and December 31, 2018, we recorded the guarantee fee income receivable amounted to RMB227.5 million and RMB148.9 million and a guarantee liability amounted to RMB148.2 million and RMB92.4 million. The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized for the period from November to December 2016 and during the year ended December 31, 2017 and 2018 amounted to RMB9.6 million, RMB64.2 million and RMB26.2 million (US$3.8 million), respectively.

After the disposition date of downstream solar project business through December 31, 2016 and for the year ended December 31, 2017 and 2018, sales of solar module products to subsidiaries of JinkoPower amounted to RMB35.2 million, RMB453.3 million and RMB38.9 million (US$5.7 million), respectively.

After the establishment of Sweihan Solar Holding Company Limited through December 31, 2017 and for the year ended December 31, 2018, sales of solar module products to Sweihan PV amounted to RMB1.22 billion and RMB1.42 billion (US$221.1 million), respectively.

For the year ended December 31, 2016 and 2017 and 2018, revenues from sales of products to subsidiaries of Gansu Heihe amounted to RMB103.0 million, nil and nil, respectively.

After the disposition date of downstream solar project business through December 31, 2016 and for the year ended December 31, 2017 and 2018, rental services provided to subsidiaries of JinkoPower amounted to RMB345.0 thousand, RMB2.1 million and RMB2.2 million (US$316.6 thousand), respectively.

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to us. Since the establishment date of the Jinko-Tiansheng through December 31, 2017 and for the year ended December 31, 2018, Jinko-Tiansheng charged us processing fee amounted to RMB8.4 million and RMB19.7 million (US$2.9 million), respectively.

For the years ended December 31, 2016, 2017 and 2018, revenues from sales of products to subsidiaries of ReneSola amounted to nil, RMB6.5 million and RMB47.4 thousand (US$6.9 thousand), respectively.

For the years ended December 31, 2016, 2017 and 2018, raw materials purchased from a subsidiary of ReneSola amounted to nil, RMB2.9 million and nil, respectively.

In the fourth quarter of 2017, JinkoSolar International Development Limited disposed Lotapera and four Mexico power plants with the consideration of RMB28.6 thousand (US$4.4 thousand). The consideration was collected as of December 31, 2018.

In November 2017, we entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by us, enabling JinkoPower to monitor the construction and daily operations of these power stations. We retain ownership of these power stations and there exists no call or other rights of JinkoPower. We agree to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. We paid RMB76.4 million (US$11.2 million) in advance and recorded service expenses incurred in the years of 2017 and 2018, amounted to RMB2.7 million and RMB20.8 million (US$3.0 million), respectively, as cost of project assets.

In the third quarter of 2018, JinkoSolar and JinkoPower jointly invested in and established a company named Poyang Luohong, which develops and operates solar power projects in Shangrao, Jiangxi Province. We held 51% equity interests of Poyang Luohong and consolidated such entity in our financial statements. Poyang Luohong involved JinkoPower for the construction of its solar project and recorded construction expenditure with the amount of RMB25.8 million (US$3.7 million) as cost of construction in progress during the year of 2018.

On January 1, 2008, Jiangxi Desun and us entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to us for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun charged us RMB1.1 million in rent for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Legal and Administrative Proceedings

In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the U.S. Department of Commerce and U.S. International Trade Commission against the Chinese solar industry, accusing Chinese producers of CSPV cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar is on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the anti-dumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the cash deposits are required to pay on import into the U.S. of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us are 13.94% (for anti-dumping margin) and 15.24% (for countervailing rate). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the following administrative reviews by U.S. Department of Commerce. In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, the anti-dumping and countervailing rates applicable to us are 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates will be the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we are not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us was 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us was 10.64% after this review. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respective to crystalline silicon photovoltaic cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely to lead to continuation or recurrence of a net countervailable subsidy. The U.S. International Trade Commission’s determination of the five-year reviews are pending as of the date of this annual report. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The fifth administrative reviews are pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excludes from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits are required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us are 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise will be finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. The cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing).

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

In August 2017, the United States Trade Representative initiated an investigation pursuant to the Trade Act of 1974, as amended (the “Trade Act”), to determine whether acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation are actionable under the Trade Act (“Section 301 Investigation”). The findings from the United States Trade Representative with the assistance of the interagency Section 301 committee show that the acts, policies, and practices of the Chinese government related to technology transfer, intellectual property and innovation are unreasonable or discriminatory and burden or restrict the U.S. commerce. On March 22, 2018, the U.S. President directed his administration to take a range of actions responding to China’s acts, policies, and practices involving the unfair and harmful acquisition of U.S. technology. These actions include imposing an additional duty of 25 percent on products from China in aerospace, information and communication technology, and machinery. On April 3, 2018, the United States Trade Representative proposes a list of products from China which will be subject to the additional duty. In June and July 2018, the United States Trade Representative proposed three lists of products from China which worth approximately US$250 billion (US$34 billion for List 1, US$16 billion for List 2 and US$200 billion for List 3), among which, products on List 1 and List 2 will be imposed a 25% additional duty and products on List 3 will be imposed a 10% additional duty 3. Certain of our production equipment and raw materials exported from China to be used in our new manufacturing facility in the United States and our solar PV products exported from China are covered by these three lists. In July, August and September 2018, the United States Trade Representative published that the Customs and Border Protection would begin to collect additional duties on the products exported from China on List 1 on July 6, 2018, those on List 2 on August 23, 2018 and those on List 3 on September 24, 2018, respectively. On December 19, 2018, the United States Trade Representative determined that the rate of additional duty for the products on List 3 would increase to 25% on March 2, 2019. The list of products, which the United States Trade Representative may further revise, may affect the solar industry and the establishment of our new manufacturing facility in the United States.

Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We did not make provisions for preliminary U.S. countervailing and anti-dumping duties in 2018. However, as the final anti-dumping and countervailing rates applicable to us are subject to the outcome of the administrative reviews which may be substantially increased by the U.S. Department of Commerce, we cannot assure you that our provision made is sufficient and our business and results of operations may be materially adversely affected if the outcome of the administrative reviews turn out to be negative.

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

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which Jiangxi Jinko requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January 2016, Wuxi Zhongcai also changed the compliant, in which it claimed for the liquidated damages amounting to RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million and rejected the refund of the prepayment of RMB 95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. The first court hearing was held on November 22, 2017. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. We received final judgements in the above two lawsuits from the Supreme People’s Court in January and February 2019, respectively, which provide that, among others, Wuxi Zhongcai shall fully return our prepayments and interests accrued thereon. We will record the subsequent cash receipt in our financial statements upon receipt.

In the fourth quarter of 2017, we decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa. In December 2017, the South African Revenue Services (“SARS”), issued a letter of demand in terms of the Customs and Excise Act (the “Act”). The demand was for the amount of approximately ZAR573.1 million (US$42.4 million) against JinkoSolar (Pty) Ltd. SARS alleges that JinkoSolar (Pty) Ltd’s importation of certain components for the manufacturer of solar panels and the rebate of customs duty did not comply with the Act. We were of the view that SARS’ decision to persist with the letter of demand for the amounts in question is without any legal basis and intend on vigorously defending all claims against JinkoSolar (Pty) Ltd. JinkoSolar (Pty) Ltd has submitted an application to SARS for the suspension of payment for the amount demanded, pending the finalization of the dispute. In February 2018, JinkoSolar (Pty) Ltd lodged an internal appeal in terms of section 77A – 77F of the Act against the decision of SARS to claim the amounts demanded and the basis thereof to the Customs National Appeals Committee of South Africa. In December 2018, Jiangxi Jinko had transferred 100% equity interest in JinkoSolar Investment (Pty) Ltd to an independent third party, at which point both Jinko Solar Investment (Pty) Ltd and its subsidiary JinkoSolar (Pty) Ltd were no longer our affiliated companies and their financial results are no longer consolidated into our consolidated financial statements.

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed the Notices of Arbitration (“NoA”) in ARB 374 and ARB 375 against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer seeks, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer is entitled to the reliefs claimed in the arbitrations. The arbitrations are still in the preliminary stage and it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and liability and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries: (i) on March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Q CELLS & Advanced Materials Corporation (“Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn. Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the District of Delaware. In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringe U.S. Patent No. 9,893,215 purportedly owned by Plaintiffs A; on April 9, 2019, the ITC published the Notice of Institution on Federal Register; (ii) on March 4, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS GmbH (“Plaintiffs B”, ) filed a patent infringement claim against JinkoSolar GmbH in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringe EP 2 220 689 purportedly owned by Plaintiffs B; (iii) on March 12, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiffs B, “Hanwha Q CELLS”) filed suit at Federal Court of Australia (FCA) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringe Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The FCA has served Jinko AUS as the Respondent and the First Case Management Hearing is scheduled on April 12, 2019. The Court will hear the application, or make orders for the conduct of the proceeding at the First Case Management Hearing. We believe that Hanwha Q CELLS’s claims are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of the U.S. Patent No. 9,893,215, EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating our non-infringement of the Asserted Patents. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

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

Subject to certain exceptions for short-term positions, certain dividends (“qualified dividends”) received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States and the non-U.S. corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). We should be a qualified foreign corporation because our ADSs are listed on the NYSE. Accordingly, subject to the conditions described above and the discussions below under “—Passive Foreign Investment Company,” dividends paid by us on shares represented by ADSs generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, so long as the Secretary of the United States Treasury has determined such treaty is satisfactory for purposes of the reduced rate and such treaty includes an exchange of information program. The Secretary of the United States Treasury has determined that the U.S. income tax treaty with China satisfies these requirements. Accordingly, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation described above (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of ordinary shares.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and will be categorized as “passive category income” or, in the case of certain U.S. Holders, as “general category income” for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs, and, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Alternatively, a U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. In certain circumstances, however, if U.S. Holders have held the ordinary shares or ADSs for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a U.S. foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular circumstance.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year, and we do not currently intend or anticipate becoming a PFIC for our 2019 taxable year or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.0%, 1.6% and 2.1% in 2016, 2017 and 2018, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2018, our foreign exchange forward contracts had a total notional value of US$139 million. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a loss relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB44.1 million (US$6.4 million) in 2018. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We incurred a net foreign-exchange gain of RMB33.7 million (US$4.9 million) in 2018 due to the appreciation of the U.S. dollars against the Renminbi. We incurred a net foreign-exchange loss of RMB114.3 million in 2017 and a net foreign-exchange gain of RMB208.8 million in 2016.

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

As of December 31, 2018, we held RMB3.10 billion (US$451.6 million) in cash and cash equivalents, of which RMB2.07 billion (US$301.4 million) were denominated in U.S. dollars, a 5% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB103.6 million (US$15.1 million) in our cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31, 2018, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB7.10 billion (US$1.03 billion). As of December 31, 2018, we had short-term borrowings outstanding of RMB4.54 billion (US$660.8 million), RMB2.26 billion (US$329.2 million), and RMB296.5 million (US$43.1 million) which were denominated in RMB, U.S. dollars and JPY, respectively, and bearing a weighted average interest rates of 4.59%, 3.81% and 4.07% per annum, respectively. We have long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB1.95 billion (US$284.3 million), which bore interest at an average annual rate of 8.84% as of December 31, 2018.

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

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2018, the depositary paid us an annual reimbursement of US$269.7 thousand for legal and investor relations expenses.

Part II

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.	Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of internal control over financial reporting as of December 31, 2018, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred in 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

137

	2017	2018
	(RMB)	(RMB)	(US$)
	(in thousands)
Audit fees	5,390	5,390	784
Audit-related fees (1)	1,310	55	8
Tax fees (2)	-	13	2
Total	6,700	5,458	794

(1)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with our F-3 filing, additional offering in 2017 and follow-on offering and concurrent offering of additional shares in 2018.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax advice.

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

	NYSE Listed Company Manual Requirements on Corporate Governance	Our Practice
Board of Directors	NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement.	Our directors may attend all of our board meetings.

	NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement.	We have not adopted any such method.

Audit Committee	If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement.	Our board of directors has not made any such determination.

Compensation Committee	NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement.	We have a compensation committee that consists of one independent director and two executive directors.

	NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement.	Our compensation committee has not produced any such report.

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our corporate governance and nominating committee consists of two independent directors and one executive director.

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

Item 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the Securities and Exchange Commission on February 9, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

2.3	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.(A) of our Registration Statement on Form F-6 (file No. 333-164523) filed with the Securities and Exchange Commission on November 9, 2018)

4.1	2009 Long Term Incentive Plan, amended and restated as of September 28, 2011 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F (file No. 001-34615) filed with the Securities and Exchange Commission on April 18, 2012)

4.2	Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.3	Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.5	English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.6	English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.7	English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on January 20, 2010)

4.8	2014 Equity Incentive Plan (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 16, 2015)

4.9	Subscription Agreement Schedule and Amended and Restated Subscription Agreement among the Registrant, JinkoSolar WWG Investment Co., Ltd., JinkoSolar Power Engineering Group Limited, Jiangxi JinkoSolar Engineering Co., Ltd., Jinko Power Co., Ltd. and MEGCIF Investments 6 Limited (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 16, 2015)

4.10	Master Services Agreement between the Registrant and Jiangxi JinkoSolar Engineering Co., Ltd. dated October 18, 2016 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on March 29, 2017)

4.11	English translation of Share Purchase Agreement between Wide Wealth Group Holdings Limited and Shangrao Kangsheng Technology Co., Ltd. dated October 18, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on March 29, 2017)

4.12	Distribution Agency Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. dated September 27, 2017 (Incorporated by reference to Exhibit 1.1 on Form 6-K filed with the Securities and Exchange Commission on September 27, 2017.)

4.13	Subscription Agreement between the Registrant and Tanka International Limited dated February 5, 2018 (Incorporated by reference to Exhibit 10.1 on Form 6-K filed with the Securities and Exchange Commission on February 8, 2018.)

4.14	Underwriting Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. dated February 7, 2018 (Incorporated by reference to Exhibit 1.1 on Form 6-K filed with the Securities and Exchange Commission on February 8, 2018.)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (file No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

		By:	/s/ Kangping Chen
		Name:	Kangping Chen
		Title:	Director and Chief Executive Officer

Date:	April 10, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JinkoSolar Holding Co., Ltd.  and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 10, 2019

We have served as the Company’s auditor since 2008

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	For the year ended December 31
	2016	2017	2018
Continuing operations	RMB	RMB	RMB	USD
				(note 2 (an))
Revenues from third parties	21,262,113,142	24,791,272,869	23,586,834,523	3,430,562,799
Revenues from related parties	138,524,950	1,681,670,585	1,455,778,818	211,734,247
Total revenues	21,400,638,092	26,472,943,454	25,042,613,341	3,642,297,046
Cost of revenues	(17,531,299,173)	(23,481,375,053)	(21,528,868,419)	(3,131,244,043)
Gross profit	3,869,338,919	2,991,568,401	3,513,744,922	511,053,003
Selling and marketing	(1,434,038,816)	(1,901,358,676)	(1,708,270,457)	(248,457,634)
General and administrative	(778,766,905)	(470,844,706)	(779,423,027)	(113,362,378)
Provision for advance to suppliers	(799,899)	-	-	-
Impairment of long-lived assets	(125,524,021)	-	(14,548,043)	(2,115,925)
Research and development	(181,106,128)	(294,102,790)	(366,576,571)	(53,316,351)
Total operating expenses	(2,520,235,769)	(2,666,306,172)	(2,868,818,098)	(417,252,288)
Income from operations	1,349,103,150	325,262,229	644,926,824	93,800,715
Interest expenses, net	(359,296,332)	(245,529,598)	(295,692,041)	(43,006,624)
Subsidy income	168,646,557	147,916,764	52,176,462	7,588,752
Exchange gain/(loss) , net	208,811,416	(114,344,622)	33,681,095	4,898,712
Other income, net	8,768,365	59,646,911	25,817,059	3,754,935
Investment income	4,902,527	-	-	-
(Loss)/gain on disposal of subsidiaries	5,017,888	257,070	(9,425,365)	(1,370,862)
Change in fair value of foreign exchange forward contracts	(52,561,784)	(8,211,404)	(44,089,700)	(6,412,581)
Change in fair value of foreign exchange options	-	-	(9,720,182)	(1,413,741)
Change in fair value of interest rate swap	(10,364,075)	(16,122,313)	9,701,051	1,410,959
Change in fair value of warrant liability	34,937,341	-	-	-
Change in fair value of convertible senior notes and capped call options	(110,242,492)	-	-	-
Income from continuing operations before income taxes	1,247,722,561	148,875,037	407,375,203	59,250,265
Income tax expenses	(257,487,006)	(4,628,003)	(4,409,523)	(641,339)
Equity in income/(loss) of affiliated companies	-	(2,055,669)	2,609,853	379,587
Income from continuing operations, net of tax	990,235,555	142,191,365	405,575,533	58,988,513
Discontinued operations
Gain on disposal of discontinued operations before income taxes	1,007,884,060	-	-	-
Income from discontinued operations before income taxes	48,146,259	-	-	-
Income tax expense, net	(54,466,059)	-	-	-
Income from discontinued operations, net of tax	1,001,564,260	-	-	-
Net income	1,991,799,815	142,191,365	405,575,533	58,988,513
Less: Net (loss)/income attributable to the non-controlling interests from continuing operations	(432,541)	485,676	(903,161)	(131,359)
Less: Net income attributable to the non-controlling interests from discontinued operations	6,044,451	-	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	159,477,930	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	1,826,709,975	141,705,689	406,478,694	59,119,872

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from continuing operations -
Basic	7.87	1.10	2.64	0.38
Diluted	7.63	1.08	2.63	0.38
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from continuing operations -
Basic	31.48	4.40	10.56	1.52
Diluted	30.52	4.32	10.52	1.52
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from discontinued operations -
Basic	6.64	-	-	-
Diluted	6.40	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from discontinued operations -
Basic	26.56	-	-	-
Diluted	25.60	-	-	-

Weighted average ordinary shares outstanding
Basic	125,870,272	128,944,330	153,806,379	153,806,379
Diluted	130,590,441	131,687,230	154,704,166	154,704,166

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	USD
				(note 2 (an))
Net income	1,991,799,815	142,191,365	405,575,533	58,988,513
Other comprehensive income:
-Foreign currency translation adjustments	96,919,050	(81,488,175)	47,004,900	6,836,579
-Release of translation difference due to the liquidation of a foreign subsidiary	(4,716,918)	-	-	-
Comprehensive income	2,084,001,947	60,703,190	452,580,433	65,825,092
Less: comprehensive (loss)/income attributable to non-controlling interests	5,611,910	485,676	(903,161)	(131,359)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	2,078,390,037	60,217,514	453,483,594	65,956,451

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

	December 31, 2017	December 31, 2018
	RMB	RMB	USD
			(note 2 (an))
ASSETS
Current assets:
Cash and cash equivalents	1,928,302,849	3,104,916,803	451,591,419
Restricted cash	833,071,955	377,110,770	54,848,487
Restricted short-term investments	3,237,772,923	4,058,418,999	590,272,562
Short-term investments	2,684,530	-	-
Accounts receivable, net - related parties	2,113,042,060	675,767,723	98,286,339
Accounts receivable, net - third parties	4,497,634,528	5,436,370,691	790, 687,323
Notes receivable, net - third parties	571,231,826	1,010,468,502	146,966,548
Advances to suppliers - third parties	397,076,248	665,220,852	96,752,360
Inventories, net	4,273,729,991	5,743,327,938	835,332,403
Foreign exchange forward contract receivables	-	1,192,168	173,394
Other receivables - related parties	46,592,198	67,729,869	9,850,901
Derivative assets_foreign exchange option	-	846,718	123,150
Prepayments and other current assets	1,706,717,271	1,712,888,803	249,129,341
Total current assets	19,607,856,379	22,854,259,836	3,324,014,227
Non-current assets:
Restricted long-term investments	248,672,003	921,300,096	133,997,541
Project assets, net	473,731,224	1,770,621,085	257,526,156
Investments in affiliates	22,321,863	25,531,136	3,713,350
Property, plant and equipment, net	6,680,187,156	8,275,899,684	1,203,679,686
Land use rights, net	443,269,172	574,945,186	83,622,309
Intangible assets, net	25,742,411	35,361,410	5,143,104
Deferred tax assets	275,372,108	338,069,324	49,170,144
Other assets – related parties	146,025,979	144,983,745	21,087,011
Other assets – third parties	713,226,373	912,210,407	132,675,501
Total non-current assets	9,028,548,289	12,998,922,073	1,890,614,802
Total assets	28,636,404,668	35,853,181,909	5,214,629,029

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

	December 31, 2017	December 31, 2018
	RMB	RMB	USD
			(note 2 (an))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	5,328,896	698,043	101,526
Accounts payable - third parties	4,658,202,091	5,327,093,953	774,793,681
Notes payable - related parties	-	35,000,000	5,090,539
Notes payable - third parties	5,672,496,637	6,036,576,707	877,983,668
Accrued payroll and welfare expenses	721,380,096	810,920,659	117,943,518
Advances from related parties	37,399,944	910,086	132,367
Advances from third parties	748,958,838	2,395,228,932	348,371,599
Income tax payable	27,779,845	70,240,122	10,216,002
Foreign exchange forward contract payables	4,520,619	9,463,728	1,376,442
Convertible senior notes - current	-	68,632	9,982
Derivative liability_interest rate swap	26,486,388	12,786,001	1,859,647
Bond payable and accrued interests	10,256,583	10,318,000	1,500,691
Short-term borrowings, including current portion of long-term bank borrowings	6,204,440,312	7,103,399,191	1,033,146,563
Other payables and accruals	1,804,799,594	2,281,024,560	331,761,259
Other payables - related parties	12,333,484	20,818,596	3,027,939
Guarantee liabilities to related parties	28,033,530	26,639,131	3,874,501
Total current liabilities	19,962,416,857	24,141,186,341	3,511,189,924
Non-current liabilities:
Long-term borrowings	379,788,937	1,954,830,774	284,318,344
Accrued income tax – non-current	6,041,195	-	-
Finance lease obligations and others	538,410,044	338,412,288	49,220,026
Bond payables	298,425,000	299,475,000	43,556,832
Accrued warranty costs - non-current	571,718,223	573,641,400	83,432,681
Convertible senior notes	65,342	-	-
Deferred tax liability	70,121,943	25,893,228	3,766,014
Guarantee liabilities to related parties - non current	120,154,085	65,764,938	9,565,114
Total non-current liabilities	1,984,724,769	3,258,017,628	473,859,011
Total liabilities	21,947,141,626	27,399,203,969	3,985,048,935

Commitment and contingencies	-	-	-

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 133,869,274 and 158,587,937 shares issued as of December 31, 2017 and December 31, 2018, respectively, 132,146,074 and 156,864,737 shares outstanding as of December 31, 2017 and December 31, 2018, respectively.)	18,604	21,727	3,160
Additional paid-in capital	3,313,608,385	4,010,739,727	583,337,899
Statutory reserves	516,885,853	570,176,203	82,928,689
Accumulated other comprehensive income	23,295,998	70,300,898	10,224,842
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2017 and December 31, 2018	(13,875,553)	(13,875,553)	(2,018,115)
Retained earnings	2,849,339,968	3,202,528,312	465,788,424
Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,689,273,255	7,839,891,314	1,140,264,899
Non-controlling interests	(10,213)	614,086,626	89,315,195
Total shareholders' equity	6,689,263,042	8,453,977,940	1,229,580,094
Total liabilities, redeemable non-controlling interest and shareholders' equity	28,636,404,668	35,853,181,909	5,214,629,029

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	Ordinary shares issued				JinkoSolar Holding Co., shareholders' equity
	Number of shares	Par value	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive (loss)/income	Number of Treasury Stock	Treasury Stock	Retained earnings (Accumulated losses)	Non- controlling interests	Total shareholders’ equity
		RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2015	127,197,130	17,711	2,924,336,179	351,763,271	12,582,041	(1,723,200)	(13,875,553)	1,047,044,597	29,929,043	4,351,797,289
Share-based compensation expense	-	-	203,269,631	-	-	-	-	-	-	203,269,631
Appropriation to statutory reserves	-	-	-	115,487,297	-	-	-	(115,487,297)	-	-
Foreign currency exchange translation adjustment	-	-	-	-	96,919,050	-	-	-	-	96,919,050
Exercise of share options	1,259,336	170	17,656,443	-	-	-	-	-	-	17,656,613
Accretion to redemption value of redeemable Non-controlling interests	-	-	-	-	-	-	-	(159,477,930)	-	(159,477,930)
Net income	-	-	-	-	-	-	-	1,986,187,905	5,611,910	1,991,799,815
Release of translation difference due to the liquidation of a foreign subsidiary	-	-	-	-	(4,716,918)	-	-	-	-	(4,716,918)
Disposition of Jinko Power	-	-	-	(997,711)	-	-	-	-	(36,036,842)	(37,034,553)
Balance as of December 31, 2016	128,456,466	17,881	3,145,262,253	466,252,857	104,784,173	(1,723,200)	(13,875,553)	2,758,267,275	(495,889)	6,460,212,997
Share-based compensation expense	-	-	64,867,902	-	-	-	-	-	-	64,867,902
Appropriation to statutory reserves	-	-	-	50,632,996	-	-	-	(50,632,996)	-	-
Foreign currency exchange translation adjustment	-	-	-	-	(81,488,175)	-	-	-	-	(81,488,175
Exercise of share options	5,412,808	723	103,478,230	-	-	-	-	-	-	103,478,953
Net income	-	-	-	-	-	-	-	141,705,689	485,676	142,191,365
Balance as of December 31, 2017	133,869,274	18,604	3,313,608,385	516,885,853	23,295,998	(1,723,200)	(13,875,553)	2,849,339,968	(10,213)	6,689,263,042
Share-based compensation expense	-	-	29,307,903	-	-	-	-	-	-	29,307,903
Common stock offering	24,273,499	3,061	663,232,926							663,235,987
Appropriation to statutory reserves	-	-	-	53,290,350	-	-	-	(53,290,350)		-
Foreign currency exchange translation adjustment	-	-	-	—	47,004,900	-	-	-	-	47,004,900
Contribution from non-controlling interest									615,000,000	615,000,000
Exercise of share options	445,164	62	4,590,513	-	-	-	-	-	-	4,590,575
Net income	-	-	-	-	-	-	-	406,478,694	(903,161)	405,575,533
Balance as of December 31, 2018	158,587,937	21,727	4,010,739,727	570,176,203	70,300,898	(1,723,200)	(13,875,553)	3,202,528,312	614,086,626	8,453,977,940

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	USD
				(note 2 (an))
Cash flows from operating activities:
Net income	1,991,799,815	142,191,365	405,575,533	58,988,513
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Change in fair value of foreign exchange forward contracts	(5,096,607)	4,520,619	1,475,360	214,582
Change in fair value of foreign exchange options	-	-	9,720,182	1,413,741
Change in fair value of convertible senior notes and capped call options	110,242,492	-	-	-
Change in fair value of interest rate swap	10,364,075	16,122,313	(9,701,051)	(1,410,959)
Change in fair value of warrant liability	(34,937,341)	-	-	-
Share-based compensation charge	203,269,631	64,867,902	29,307,903	4,262,658
Deferred income taxes	22,048,774	(7,507,742)	(106,925,932)	(15,551,732)
Depreciation of property, plant and equipment	449,079,007	600,541,219	802,022,200	116,649,291
Depreciation of project assets	328,213,389	3,094,909	-	-
Amortization of land use rights	7,895,001	8,935,579	11,042,735	1,606,099
Amortization of intangible assets	3,202,787	3,481,991	4,212,569	612,693
Amortization for guarantee liability	(9,641,685)	(65,935,450)	(28,243,063)	(4,107,783)
Inventories provision	439,000,231	313,711,534	220,171,794	32,022,659
Provision/(reversal of provision) for allowance of doubtful accounts	82,676,843	(111,917,157)	(8,051,386)	(1,171,026)
Reversal of provision for other receivables	(11,666,061)	-	-	-
Provision for advance to suppliers	799,899	-	-	-
Loss/(Gain) on disposal of property, plant and equipment	33,072,876	(82,411,232)	48,168,035	7,005,750
Amortization of deferred losses related to sales leaseback transactions	-	14,714,339	36,638,880	5,328,904
Gain on disposal of land use right	(3,727,161)	-	(315,735)	(45,922)
Loss on disposal of intangible assets	1,159,217	1,936,959	-	-
Impairment of long-lived assets	125,524,021	-	14,548,043	2,115,925
Equity in (income)/loss of affiliated companies	(15,265,937)	2,055,669	(2,609,853)	(379,587)
Gain on disposal of investment in Jinko Power	(1,007,884,060)	-	-	-
Loss/(gain) on disposal of investment in subsidiaries-others	(5,017,888)	(257,070)	9,425,365	1,370,862
Investment income	(4,902,527)	-	-	-
Exchange (gain)/loss, net	(183,370,195)	114,344,622	(33,681,095)	(4,898,712)
Changes in operating assets and liabilities (net of impact of disposition):
(Increase)/decrease in accounts receivable – third parties	(2,859,160,553)	226,217,542	(905,161,935)	(131,650,343)
Decrease/(increase) in accounts receivable - related parties	(180,834,464)	(698,958,001)	1,437,274,337	209,042,882
(Increase)/decrease in notes receivable – third parties	(426,101,401)	181,406,314	(439,236,676)	(63,884,325)
Decrease in notes receivable - related parties	141,000,000	-	-	-
Increase in advances to suppliers – third parties	(82,394,136)	(74,386,502)	(258,143,369)	(37,545,396)
Decrease in advances to suppliers - related party	359,340	661,788	-	-
Increase in inventories	(2,001,046,682)	(114,224,770)	(1,690,466,292)	(245,868,125)
Increase in project assets, net of incremental revenue (note 2(l))	-	-	(1,257,507,244)	(182,896,843)
(Increase)/decrease in other receivables - related parties	168,593,218	54,876,832	(94,349,636)	(13,722,585)
Increase in prepayments and other current assets	(7,621,260)	(695,828,766)	(294,208,927)	(42,790,914)
Decrease/(increase) in other assets-third parties	(182,430,305)	(1,276,503)	24,500,295	3,563,420
Increase in other assets-related parties	(173,375,586)	-	-	-
Increase in accounts payable – third parties	885,107,922	390,360,108	651,639,945	94,777,099
(Decrease)/increase in accounts payable - related parties	(89,639,759)	5,328,896	(4,630,853)	(673,530)
Increase in accrued payroll and welfare expenses	142,568,241	139,104,426	89,540,563	13,023,135
Increase/(decrease) in advances from – third parties	170,803,277	(622,123,401)	1,637,949,690	238,229,902
(Decrease)/increase in advances from – related parties	60,541,490	(23,141,546)	(36,489,858)	(5,307,230)
Increase/(decrease) in income tax payables	62,620,224	(140,331,831)	42,460,277	6,175,591
(Decrease)/increase in accrued income tax – non - current	-	6,041,195	(6,041,195)	(878,655)
Decrease in derivative liability_interest rate swap	-	-	(3,999,336)	(581,679)
Increase/(decrease) in other payables and accruals – third parties	(9,666,219)	230,391,245	310,150,424	45,109,513
Increase/(decrease) in other payables and accruals – related parties	50,870,317	(63,700,089)	8,485,112	1,234,108
Net cash provided by/(used in) operating activities	(1,802,967,740)	(177,092,694)	614,545,806	89,381,981

Cash flows from investing activities:
Maturity of restricted short-term investments	2,289,203,055	5,901,412,560	6,436,613,343	936,166,583
Maturity of restricted long-term investments	225,572,780	187,863,160	26,092,355	3,794,976
Maturity of short-term investments	45,332,883	260,263,302	602,684,530	87,656,829
Proceeds from disposal of property, plant and equipment	8,999,454	49,391,037	138,135,495	20,090,974
Proceeds from disposal of land use right	36,095,570	8,600,520	-	-
Cash received from call spread	16,941,535	-	-	-
Cash disposed of, net of cash received from related party, for disposal of Jinko Power	(606,102,556)	-	-	-
Cash received from, net of cash disposed of, for disposal of subsidiaries	-	15,448,469	11,760,083	1,710,433
Purchase of property, plant and equipment	(1,975,362,827)	(2,178,471,031)	(2,421,517,272)	(352,195,080)
Cash paid for project assets	(1,956,477,672)	(386,300,595)	(29,889,472)	(4,347,243)
Cash paid for deposits related to construction of solar projects	(161,972,465)	-	-	-
Cash paid for investment in affiliates	-	(16,879,589)	-	-
Cash paid for land use rights	(106,971,456)	(27,264,156)	(128,004,864)	(18,617,535)
Purchase of intangible assets	(7,474,367)	(10,864,634)	(13,840,620)	(2,013,035)
Purchase of restricted short-term investments	(4,462,135,353)	(5,805,735,118)	(7,257,259,419)	(1,055,524,605)
Purchase of restricted long-term investments	(89,037,434)	(239,320,678)	(699,599,285)	(101,752,496)
Purchase of short-term investments	(166,559,593)	(191,646,751)	(600,000,000)	(87,266,381)
Cash paid for call spread	(4,761,603)	-	-	-
Cash disposed of, net of cash received from third parties, for disposal of investment in subsidiaries	(106,712,599)	-	-	-
Cash acquired, net of cash paid to third parties, for the acquisition of subsidiaries	69,606,835	-	-	-
Net cash used in investing activities	(6,951,815,813)	(2,433,503,504)	(3,934,825,126)	(572,296,580)

Cash flows from financing activities:
Cash received from borrowings from sales lease back	-	600,000,000	147,985,433	21,523,589
Repayment of borrowings from sales lease back	-	(168,267,236)	(309,827,275)	(45,062,508)
Proceeds from exercise of share options	21,730,663	69,929,453	44,275,858	6,439,656
Proceeds from issuance of Bonds	-	297,900,000	-	-
Payment of deposit for lease	-	(64,920,000)	(10,600,000)	(1,541,706)
Proceeds from common stock offering	-	-	663,235,987	96,463,673
Capital contributions by non-controlling interests holder	-	-	615,000,000	89,448,040
Proceeds from bank borrowings	21,182,867,659	18,288,363,067	14,602,250,496	2,123,809,250
Repayment of bank borrowings	(13,345,699,597)	(16,851,550,800)	(12,178,792,295)	(1,771,331,873)
Increase in notes payable	2,477,804,347	875,730,374	399,080,070	58,043,789
Repurchase of convertible senior notes	(1,218,706,405)	(422,829,295)	-	-
Repayment of borrowings with embedded warrants	(902,949,503)	-	-	-
Repurchase of warrant	(35,696,581)	-	-	-
Repayment of bonds payable	(800,000,000)	-	-	-
Net cash provided by financing activities	7,379,350,583	2,624,355,563	3,972,608,274	577,791,910

Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	74,639,667	(72,586,975)	68,323,815	9,937,287

Net increase/(decrease) in cash, cash equivalents, and restricted cash	(1,300,793,303)	(58,827,610)	720,652,769	104,814,598
Cash balance recorded in held-for-sale assets	1,172,680,711	-	-	-
Cash, cash equivalents, and restricted cash, beginning of the year	2,948,315,006	2,820,202,414	2,761,374,804	401,625,308

Cash, cash equivalents, and restricted cash, end of the year	2,820,202,414	2,761,374,804	3,482,027,573	506,439,906

Supplemental disclosure of cash flow information
Cash paid for income tax	250,150,235	189,477,968	27,336,014	3,975,858
Cash paid for interest expenses (net of amounts capitalized)	670,525,723	283,965,214	370,697,228	53,915,676

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	385,399,199	793,515,334	867,835,949	126,221,504
Purchases of project assets included in other payables	-	77,809,001	72,467,231	10,539,922
Proceeds from exercise of share options received in subsequent period	6,135,783	39,685,283	-	-
Other receivables related to disposition of subsidiaries – related parties	-	28,634	-	-
Other receivables related to disposition of subsidiaries – third party	185,380,069	169,931,600	-	-
Other receivables related to disposal of property, plant and equipment – third party	-	111,500,000	-	-

 JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

1.	ORGANIZATION AND NATURE OF OPERATIONS

JinkoSolar Holding Co., Ltd. (the "Company" or "JinkoSolar Holding") was incorporated in the Cayman Islands on August 3, 2007. On May 14, 2010, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company and its subsidiaries (collectively the “Group”) are principally engaged in the design, development, production and marketing of photovoltaic products as well as developing commercial solar power projects.

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2018:

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Technology Limited (“Paker”)*	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)******	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

Xinjiang Jinko Solar Co., Ltd.	May 30, 2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.("Yuhuan")	July 29, 2016	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko Australia”)	December 7, 2011	Australia	100%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%

Subsidiaries	Date of Incorporation /Acquisition	Place of Incorporation	Percentage of ownership

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd. (“WWG Investment”)	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA. (“JinkoSolar Portugal”)	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

Jinko Solar Technology SDN.BHD. (“JinkoSolar Malaysia”)	January 21, 2015	Malaysia	100%

Jinko Huineng Technology Services Co., Ltd	July 14, 2015	PRC	100%

Jinko Huineng (Zhejiang) Solar Technology Services Co., Ltd ****	July 29, 2015	PRC	100%

JinkoSolar Enerji Teknolojileri Anonlm Sirketi	April 13, 2017	Turkey	100%

Jinko Solar Sweihan (HK) Limited	October 4, 2016	Hong Kong	100%

Jinko Solar (Shanghai) Management Co., Ltd	July 25, 2012	PRC	100%

JinkoSolar Trading Privated Limited	February 6, 2017	India	100%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited**	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.	January 12, 2015	BVI	100%

Canton Best Limited(“Canton Best BVI”)	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited(“Wide Wealth Hong Kong”) ***	June 11, 2012	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	USA	100%

Poyang Ruixin Information Technology Co., Ltd.	December 19, 2017	PRC	100%

JinkoSolar Technology (Haining) Co., Ltd	December 15, 2017	PRC	100%

Poyang Luohong Power Co., Ltd(“Poyang Luohong”) *****	August 7, 2018	PRC	51%

*In the fourth quarter of 2016, JinkoSolar Technology Limited (formally known as Paker Technology Limited) disposed of Zhejiang Jinko Financial Leasing Co., Ltd with the consideration of RMB183.0 million (USD26.4 million). Loss of disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Considerations associated with the transaction amounted to RMB13.1 million (USD 2.0 million) was collected in 2017. All the outstanding considerations will be settled by the end of 2019.

**In the fourth quarter of 2016, JinkoSolar International Development Limited disposed of Jinko Solar (Thailand) Co. Ltd (“Jinko Thailand”) with the consideration of RMB2.4 million (USD0.4 million). Loss of disposal amounted to RMB0.1 million (USD0.02 million) was recognized. Consideration associated with the transaction was collected in 2017.

**In the fourth quarter of 2017, JinkoSolar International Development Limited disposed of Lotapera, S.L., its fully owned solar power plant in Spain, with the consideration of RMB27.3 thousand (USD4.2 thousand). Gain on disposal amounted to RMB102.3 thousand (USD15.7 thousand) was recognized. Consideration associated with the transaction was collected in 2018.

**In the fourth quarter of 2017, JinkoSolar International Development Limited disposed of four Mexican power plants, including Energia Solar AHU, S.de R.L. de C.V., Energia Solar CAB, S.de R.L. de C.V., Energia Solar MAZ, S.de R.L. de C.V., and PV Energy SAM, S.de R.L. de C.V., with the consideration of RMB1.3 thousand (USD0.2 thousand). Gain on disposal amounted to RMB154.8 thousand (USD23.8 thousand) was recognized. Consideration associated with the transaction has not been collected as of December 31, 2018.

***In the fourth quarter of 2016, Wide Wealth Hong Kong disposed of all of the 55% equity interest indirectly held by the Company in Jiangxi JinkoSolar Engineering Co., Ltd.. (“Jiangxi Jinko Engineering” or “Jinko Power Group” or “Jinko Power”) to Shangrao Kangsheng Technology Co., Ltd., a company incorporated with limited liability under the laws of the People’s Republic of China, formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company for a total consideration of US$250.0 million. In conjunction, JinkoSolar Power repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares (Note 9) with considerations of US$225.0 million from the preferred shareholders, while Wide Wealth Hong Kong agreed to transfer the 45% equity interest of Jinko Power Group to related entities of the preferred shareholders with a total consideration of US$225.0 million. These two transactions were net-settled as agreed with JinkoSolar Power, Wide Wealth Hong Kong and the preferred shareholders.

****In the first quarter of 2018, the Company changed the name of a subsidiary from Zhejiang Jinko Solar Power Sales Co., Ltd to Jinko Huineng (Zhejiang) Solar Technology (Zhejiang) Services Co., Ltd.

*****In the third quarter of 2018, the Group and Jinko Power Group jointly invested in and established an entity named Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), which develops and operates solar power project in Shangrao, Jiangxi Province. Cash capital injection with the amount of RMB 98 million have been made by Jinko Power Group at the end of 2018. The Group held 51% equity interests of Poyang Luohong and consolidated such entity in its financial statements.

******In the fourth quarter of 2018, the Group disposed of Jinko Solar Investment (Pty) Ltd and its subsidiary Jinko Solar Pty Ltd. (“JinkoSolar South Africa”) with the consideration of RMB1 to a third party buyer. Loss of disposal amounted to RMB20 thousand was recognized. Consideration associated with the transaction has not been collected as of December 31, 2018.

In the first quarter of 2018, the Group disposed of Hirasawa Power East Godo Kaishat (“Hirasawa Power”), its fully own subsidiary who holds the rights to build, implement and operate two solar projects locating at Japan, with the consideration of JPY996,420,932. As these solar projects in Japan were constructed for sale upon completion instead of self-operating by the Group, the Group recorded such disposition under the standard of ASC 606, and recognized revenue and cost of sales with the amount of RMB93,451,309 and RMB69,133,413, respectively. Consideration associated with the transaction was collected in 2018.

In the first quarter of 2018, the Group disposed Tirli 3 and Tirli 5, its fully own solar project companies who hold and operate two solar projects in Italy, with the consideration of EUR2,636,291. As these solar projects have been the Group’s own operating assets which were generating electricity sale revenues, the Group recorded loss of disposal with the amounted of RMB9,425,365. Consideration associated with the transaction was collected in 2018.

2.	PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company had negative working capital as of December 31, 2018. Management believes that its cash position as of December 31, 2018, the cash expected to be generated from operations and funds available from borrowings under its bank credit facilities will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months from April 10, 2019, the date of issuance of its consolidated financial statements for 2018.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents, restricted short-term investments and restricted cash denominated in RMB amounted to RMB4,509.4 million and RMB6,161.7 million as of December 31, 2017 and 2018, respectively.

e. Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

Restricted cash represents deposits legally held by banks which are not available for the Group's general use. These deposits are held as collateral for issuance of letters of credit or guarantee, bank acceptance notes to vendors for purchase of machinery and inventories and foreign exchange forward contracts.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	1,928,302,849	3,104,916,803
Restricted cash	833,071,955	377,110,770
Total	2,761,374,804	3,482,027,573

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

The Group also issues bank acceptance notes to its suppliers in China in the normal course of business. The Group classifies the changes in notes payable as financing activities.

Notes receivable and payable are typically non-interest bearing and have maturities of less than six months.

h. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is probable. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluates whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances.

i. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. A provision of advance to suppliers of RMB799,889 ,nil and nil was recorded for the years ended December 31, 2016, 2017 and 2018, respectively.

j. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented.

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2016, 2017 and 2018.

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

l. Project Assets, net

Project assets represented the costs of solar power plants held for generation of electricity revenue, held with the intention to sell to third parties and solar power plants under construction. Project assets are stated in the consolidated balance sheets at cost less accumulated depreciation and impairment provision, if any.

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

Costs capitalized in the construction of solar power plants under development will be transferred to complete solar power plants upon completion and when they are ready for intended use, which is at the point of time when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant held for generation of electricity revenue commences once the solar power plant is ready for intended use. Depreciation is computed using the straight-line method over the expected life of 20 years.

The Company does not depreciate project assets when such project assets are constructed for sale upon completion. Any revenue generated from such project assets connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development.

The Group made decision to sell certain of its solar projects to third parties in the year of 2018. All cash flows related to the development and construction of project assets contracted for external sales are a component of cash flows from operating activities.

m. Assets held for sale

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

n. Interest Capitalization

Interest expenses during the years ended December 31, 2016, 2017 and 2018 were RMB409,731,845, RMB322,002,538 and RMB429,347,129, net of with interest income of RMB41,519,696, RMB58,810,160 and RMB83,461,323, respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the project assets of discontinued operations for the years ended December 31, 2016, 2017 and 2018 were RMB58,624,205, nil , and nil, respectively. Interest expense capitalized associated with the construction projects of continuing operation for the years ended December 31, 2016, 2017 and 2018 were RMB8,915,817, RMB17,662,780, and RMB51,243,764, respectively.

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

The Company consummated a business acquisition under ASC 805 in the year of 2016.

r. Investments in affiliates and other equity securities

On January 1, 2018, the Company adopted new financial instruments accounting standard ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

With the adoption of the new standard, for investments in equity securities lacking of readily determinable fair values, the Company elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. Adoption of the new standard related to new financial instruments accounting had no significant impact on the Group’s consolidated financial statements for the year ended 2018.

The Group’s investments include equity method investments and equity securities without readily determinable fair values.

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

Equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes. Prior to the fiscal year of 2018, these investments over which the Company does not have the ability to exercise significant influence were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

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

Due to the disposition of downstream power business, investment income of affiliated companies of the downstream power business is included in discontinued operations for the year ended December 31, 2016. (note 3)

s. Impairment of long-lived assets

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

u. Guarantees

The Group issues debt payment guarantees in favor of JinkoPower, a related party. The guarantees require the Group to make payments to reimburse the holders of these guarantees for losses they incur when Jinko Power fails to make repayments to the holders, when its liability to the holders falls due.

In addition, the Group also issues redemption guarantees in favor of Jinko Power, a related party. According to the side agreement among the Group, Jinko Power and investors of Jinko Power (the original redeemable preferred shareholders of JinkoPower), the investors of Jinko Power will have the right to redeem the common shares of Jinko Power held by them, and, as a result of a guarantee issued by the Company, in the event that Jinko Power fails to perform its redemption obligations, the Company will become liable for Jinko Power’s obligations under the redemption.

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

Pursuant to the master service agreement signed with Jinko Power, guarantee service fee would be settled on a half-year basis.

v. Revenue recognition

On January 1, 2018, the Group adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method under which the Company has elected to adopt the standard applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting practices under ASC Topic 605 “Revenue Recognition”.

The Company has determined that the impact of the transition to the new standard is immaterial to the Company’s revenue recognition model since the vast majority of the Company’s revenue recognition is based on point in time transfer of control. Accordingly, the Company has not made any adjustment to opening retained earnings.

The Company negotiated payment terms on a case by case basis and allows most of its overseas’ customers to make full payment within 90 days and our domestic customers to make 90% to 95% of payment within 180 days after delivery and the rest will be paid when the Retainage Period (as defined below) ends.

As a result of adopting the new accounting standard, for the sales contracts with retainage terms, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period from one year to two year since normal operation of related customer’s solar project (“Retainage Period”), revenue from retainage is recognized upon the Group satisfied its performance obligation to transfer the goods to its customers instead of deferring recognition until the customers pay it after the Retainage Period expires. Revenue recognition for the Group’s other sales arrangements, including sales of solar modules, wafers, cells and revenue from generated electricity, remained materially consistent with historical practice.

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts have been completed before the adoption date, and as the company has elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, and was RMB 26,604,993 in 2018.

The Group was mainly subject to value added taxes ("VAT") on its sales from products. The Group recognizes revenue net of VAT. Related surcharges, such as urban maintenance and construction tax as well as surtax for education expenses are recorded in cost of revenues.

The Company’s accounting practices under ASC Topic 606, “Revenue from Contracts with Customers” are as followings:

(a)	Revenue recognition on product sales

For all product sales, the Group requires a contract or purchase order which quantifies pricing, quantity and product specifications. The Company’s sales arrangements generally do not contain variable considerations and are short-term in nature. The Company recognizes revenue at a point in time based on management’s evaluation of when the customer obtains control of the products. Revenue is recognized as performance obligation under the terms of a contract with the customer are satisfied and control of the product has been transferred to the customer. Sales of goods do not include multiple product and/or service elements.

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2018, no incremental cost was capitalized as assets.

The Group also selected to choose a practical expedient and does not disclose remaining performance obligations as all related contracts have a duration of one year or less.

Based on the considerations that there is no difference between the amount of promised consideration and the cash selling price of product sales, in addition the actual length of time between when the Group transfers products to the customer and when the customer pays for those products has been generally within one year, the Group assessed and concluded that there is no significant financing component in place within its products sales as a practical expedient in accordance with ASC 606-10-32-18. As the retainage term is made to secure the future effective operation of solar modules and not to provide customer with significant financing, no significant financing component is considered to exist in the sales contract with retainage terms.

(b)	Sales of solar projects

The Company’s sales arrangements for solar projects do not contain any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, nor any variable considerations for energy performance guarantees, minimum electricity end subscription commitments. The Company therefore determined its single performance obligation to the customer is the sale of a completed solar project. The Group recognizes revenue for sales of solar projects at a point in time after the solar project has been grid connected and the customer obtains control of the solar project.

The following table summarizes the impact of adopting ASC 606 on the Company’s Consolidation Statements of Operations

	For the year ended December 31, 2018
	As reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
	RMB	RMB	RMB
Total revenues	25,042,613,341	25,015,058,894	27,554,447
Income from continuing operations before income taxes	407,375,203	379,820,756	27,554,447
Income tax expenses	(4,409,523)	(8,542,690)	(4,133,167)
Net income	405,575,533	382,154,253	23,421,280

The following table summarizes the impact of adopting ASC 606 on the Company’s Consolidated Balance sheet:

	As of December 31, 2018
	As reported	Balances Without Adoption of ASC 606	Effect of Change Higher/(Lower)
	RMB	RMB	RMB
ASSETS
Current assets:
Accounts receivable, net - third parties	5,436,370,691	5,408,816,244	27,554,447
Non-current assets:
Deferred tax assets	338,069,324	342,202,491	(4,133,167)

Shareholders’ equity:
Retained earnings	3,202,528,312	3,179,107,032	23,421,280

The Company’s historical accounting practices under ASC Topic 605 “Revenue Recognition” are as followings:

(a)	Revenue recognition on product sales

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

The Group enters into certain sales contracts with retainage terms beginning in 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage after a specified period which generally range from one year to two years since normal operation of related customer’s solar project (the “Retainage Period”). Given the limited experience the Group has with respect to the collectability of the retainage, the Group defers recognition of the retainage as revenue until the customers pay it after the Retainage Period expires.

The total amounts of retainage that were not recognized as revenue were RMB89,848,484 and RMB63,243,490 as of December 31, 2017 and 2018, respectively. Additions of retainages in 2016 and 2017, were RMB19,809,181 and RMB8,821,018, respectively. Revenue recognized upon the cash collection of the retainages under ASC 605 in 2016, 2017 and 2018, were RMB31,092,562, RMB63,847,987 and RMB26,604,993, respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

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

(b)	Revenue on electricity generation

The Group recognizes electricity generation revenue on project assets constructed with a plan to operate the plant when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and been transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

(c)	Revenue on solar system integration projects

The Group recognizes revenue related to solar system integration projects on the percentage-of-completion basis. The Company estimates its revenues using the cost-to-cost method, whereby it derives a ratio by comparing the costs incurred to date to the total costs expected to be incurred on the project. The Company applies the ratio computed in the cost-to-cost analysis to the contract price to determine the estimated revenues earned in each period. When the Company determines that total estimated costs will exceed total revenues under a contract, it records a loss accordingly. No loss provision was recorded in the years ended December 31, 2016, 2017 and 2018. There existed no unbilled receivables as of December 31, 2017 and 2018. The Company stopped its business of solar system integration upon the disposition of its household solar project business in the fourth quarter of 2016.

In the PRC, value added tax (“VAT”) at a general rate of 16% on invoice amount is collected on behalf of tax authorities in respect of the sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

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

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales from continuing operations wasRMB0.6 million, RMB3.1 million and nil million for years ended December 31, 2016, 2017 and 2018, respectively.

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

Consistent with the practice of the solar industry, the Group has adopted the equivalent of 1% of product revenues to estimate the cost of its warranty obligation and recorded a warranty liability on that basis. In light of the historical sharp decline and the anticipated long-term decreasing trend of module prices, which it estimates to reflect replacement cost, as well as based on the accumulation of longer operating experience, the Group reassessed and updated the estimation of future warranty costs with effect from 31 December 2017 and 2018. The updated accrual basis consists two major inputs, which are the 1% expected failure rate and the product replacement cost. Based on the actual claims incurred during the past years which appears to be consistent with the market practice, the Group projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Group’s actual claims experience in the historical periods as well as management’s current best estimation, the Group believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Group, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation which continued to drop in recent years, the Group reversed previous years’ recorded warranty liability of RMB92,083,351, RMB117,165,077 and RMB162,447,593 in 2016, 2017 and 2018 respectively.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2016, 2017 and 2018, warranty costs accrued for the modules delivered in the periods before the reversals due to updated project replacement cost were RMB257,464,846, RMB299,331,077 and RMB278,417,311, respectively. The utilization of the warranty accruals for the years ended December 31, 2016, 2017 and 2018 were RMB11,957,359, RMB114,112,651 and RMB102,600,327, respectively. The increase in the utilization of warranty accruals in the year of 2017 was mainly due to defects in a specific batch of raw materials provided by a certain former supplier of the Company, and no such claims are expected to incur in the future. Utilization of warranty accruals in 2018 was mainly related to a specific batch of solar modules shipped in 2017 with welding defects, and no such claims are expected to incur in the future. Considering the defective modules only comprised a small portion of the Group’s module shipments, it is less likely to have a significant impact on our estimation on the expected failure rate of module production.

Movement of accrued warranty cost

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB
At beginning of year	421,830,367	575,254,503	643,307,854
Additions	257,464,846	299,331,079	278,417,311
Utilization	(11,957,359)	(114,112,651)	(102,600,327)
Reversal to selling and marketing expense	(92,083,351)	(117,165,077)	(162,447,593)
At end of year	575,254,503	643,307,854	656,677,245

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

z. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB831,693,851, RMB1,220,560,478 and RMB1,005,186,974 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. The Group did not have any interest and penalties associated with uncertain tax positions in the year ended December 31, 2016, 2017 and 2018 as there were no uncertain tax positions.

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

The Group's financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term investments, accounts and notes receivable, foreign exchange forward contract receivable, call spread options, other receivables, prepayments and other current assets, capped call options, accounts and notes payable, other payables and accruals, foreign exchange forward contracts payable, short-term borrowings, long-term borrowings, convertible senior notes, interest rate swap and warrants.

The foreign exchange forward contracts receivable and payable, call spread options, foreign exchange options, capped call options, interest rate swap, convertible senior notes and warrants are measured at fair value (note 34). Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

af. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2016, 2017 and 2018, the Group received financial subsidies of RMB168,646,557 , RMB147,916,764 and RMB52,176,462 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. Such amounts were recorded as subsidy income in the consolidated statements of operations. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of nil, RMB26,306,649 and RMB8,102,911 during the years ended December 31, 2016, 2017 and 2018, respectively.

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

During the years ended December 31, 2016, 2017 and 2018, the Group made total appropriations to statutory reserves of RMB115,487,297, RMB50,632,996 and RMB53,290,350, respectively.

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

Periodic accretion to redeemable non-controlling interests in connection with then outstanding redeemable convertible preferred shares of JinkoPower (note 9), and the remaining net profit of the subsidiary (if any after deducting the accretion) that attributes to its outstanding redeemable convertible preferred shares under the two-class method, are recorded as deductions to consolidated net income (loss) from discontinued operations to arrive at net income (loss) available to the Company’s ordinary shareholders from discontinued operations.

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

al. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars ("US$" or "USD") as of and for the year ended December 31, 2018 are solely for the convenience of readers and were calculated at the rate of RMB$6.8755 to US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

am,. Recent accounting pronouncements

New Accounting Standards Adopted

In May 2014, the FASB and the International Accounting Standards Board (IASB) jointly issued ASU No. 2014-9, Revenue from Contracts with Customers (Topic 606), which was further updated by ASU No. 2016-08 in March 2016, ASU No.2016-10 in April 2016 and ASU No.2016-11 in May 2016. The new guidance clarifies the principles for recognizing revenue and develops a common revenue standard for GAAP and International Financial Reporting Standards (IFRS). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. In July 2015, the FASB approved a deferral of the ASU effective date from annual and interim periods beginning after December 15, 2016 to annual and interim periods beginning after December 15, 2017. The Company has evaluated its material contracts, and has concluded that the impact of adopting the standard on its consolidated financial statements and related disclosures was not material. The Company adopted the standard on January 1, 2018. Details please refer to note 2(v).

In January 2016, the FASB issued Accounting Standards Update No. 2016-01 (ASU 2016-01), "Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities." The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The new guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. We adopted this guidance on January 1, 2018 and it did not have a material effect on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regards to debt prepayment, settlement of debt instruments, contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. We adopted this guidance on January 1, 2018 and it did not have a material effect on the Company’s consolidated financial statements.

Statements of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued ASU 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the changes during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The standard should be applied to each period presented using a retrospective transition method. We adopted this guidance on January 1, 2018 and it did not have a material effect on the Company’s consolidated financial statements, but resulted in restricted cash being included with cash, cash equivalents and restricted cash when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. Cash flows were restated for years ended December 31, 2016 and 2017.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740) - Intra-Entity Transfers of Assets Other Than Inventory, to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The FASB decided that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this update eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this update are intellectual property and property, plant, and equipment. The update does not change GAAP for an intra-entity transfer of inventory. The amendments in this update do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The amendments in this update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We adopted this guidance on January 1, 2018 and it did not have a material effect on the Company’s consolidated financial statements.

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 requires the identification of arrangements that should be accounted for as leases. In general, for lease arrangements exceeding a twelve-month term, these arrangements will be recognized as assets and liabilities on the balance sheet of the lessee. Under ASU 2016-02, a right-of-use asset and lease obligation will be recorded for all leases, whether operating or financing, while the income statement will reflect lease expense for operating leases and amortization/interest expense for financing leases. In July 2018, the FASB issued ASU 2018-10, "Codification Improvements to Topic 842 (Leases)", which provides narrow amendments to clarify how to apply certain aspects of ASU 2016-02, and ASU 2018-11, "Leases (Topic 842): Targeted Improvements", which provides an additional transition method by allowing entities to initially apply ASU 2016-02, and subsequent related standards, at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These ASUs (collectively “ASC 842”) are effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The Company will adopt the new guidance effective January 1, 2019 using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption and will not recast the prior comparative periods. The Company estimates that in the range of approximately RMB220 million to RMB280 million would be recognized as total right-of-use assets and total lease liabilities on its consolidated balance sheet as of January 1, 2019. However, the Company does not expect the adoption to have a material impact to its Statement of Cash Flows or Statement of Comprehensive Income.

Incremental disclosure will be made in accordance with the guidelines provided by the new standard since the adoption date on January 1, 2019.

Upon adoption of ASC 842, the Company intends to elect the following practical expedients:

•         The Company intends to elect not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component.

•          If at the lease commencement date, a lease has a lease term of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company will elect not to apply ASC 842 recognition requirements.

•         As the Company plans to apply the new transition method allowed per ASU 2018-11, the Company intends to elect not to reassess arrangements entered into prior than January 1, 2019 for whether an arrangement is or contains a lease, the lease classification applied or to separate initial direct costs.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the amendments on its consolidated financial statements.

In May 2017, the FASB issued guidance within ASU 2017-09: Scope of Modification Accounting. The amendments in ASU 2017-09 to Topic 718, Compensation - Stock Compensation, provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity should account for the effects of a modification unless all of the following conditions are met: the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments should be applied prospectively to an award modified on or after the adoption date. The amendments are effective for annual periods, and interim periods within those annual periods, beginning after December 31, 2018. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

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

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to address specific consequences of the U.S. Tax Reform. The update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the U.S. Tax Reform. The accounting update is effective January 1, 2019, with early adoption permitted, and is to be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized. The Company is currently evaluating the impact of the new standard on the Company's consolidated financial statements.

3.	DISCONTINUED OPERATIONS

On October 31, 2016, the Company completed the sale of all of the 55% equity interest it indirectly held in Jinko Power Group to Shangrao Kangsheng Technology Co., Ltd. (the "Buyer"), a company formed by a buyer consortium led by Mr. Xiande Li, chairman of the board of directors of the Company, for a total consideration of US$ 250 million pursuant to the previously announced Share Purchase Agreement entered into by Wide Wealth Group Holding Limited, a 55%-owned indirect subsidiary of the Company, and the Buyer.

In Conjunction, the Company repurchased all of its Series A, Series A-1 and Series A-2 redeemable convertible preferred shares (note 9) with considerations of US$225 million from the preferred shareholders, while the Company also agreed to transfer the 45% equity interest of Jinko Power Group to related entities of the preferred shareholders with a total consideration of US$225 million. These two transactions were net-settled.

As a result of the above transactions, the Company disposed of its downstream business and received US$250 million (RMB1,693.2 million) in cash in 2016.

Assets and liabilities related to Jinko Power Group were reclassified as assets/liabilities held for sale as of December 31, 2015, while results of operations related to Jinko Power Group, including comparatives, were reported as loss from discontinued operations.

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

Income tax of RMB39,952,408 was recognized associated with the gain on disposition and is included in the total 2016 tax provision of RMB54,466,059 for discontinued operations.

Upon the disposition of Jinko Power Group, the Company provided the loan guarantee and redemption guarantee to Jinko Power Group (note 31).

Results of the discontinued operations

January 1 – October 31 2016
RMB

Revenues	952,968,658
Cost of revenues	(407,369,723)
Gross Profit	545,598,935

Operating expenses
Selling and marketing	-
General and administrative	(276,685,730)
Total operating expenses	(276,685,730)
Income from operations	268,913,205

Interest expenses, net	(215,226,564)
Exchange loss	(25,441,221)
Change in fair value of foreign exchange forward contracts	4,455,731
Other income/(expenses), net	37,675
Subsidy income	141,496
Equity income in affiliated companies	15,265,937
Gain on disposal of discontinued operations	1,007,884,060
Income from discontinued operations before income taxes	1,056,030,319
Income tax expense, net	(54,466,059)
Income from discontinued operations, net of tax	1,001,564,260

Cash flows generated from/(used in ) discontinued operations	2016
Net cash used in operating activities	(2,017,319,542)
Net cash used in investing activities	(2,048,843,302)
Net cash provided by financing activities	5,074,465,592
Net increase in cash and cash equivalent	1,008,302,748

4.	REVENUES

The Group's revenues for the respective periods are detailed as follows:

	For the years ended December 31
	2016	2017	2018
	RMB	RMB	RMB
Sales of solar modules	20,825,750,050	25,656,934,835	24,090,687,469
Sales of silicon wafers	136,079,690	455,695,782	567,241,687
Sales of solar cells	155,016,285	346,069,432	291,232,876
Sales of recovered silicon materials	860,047	-	-
Solar system integration projects	269,661,653	-	-
Sales of solar projects	-	-	93,451,309
Revenue from generated electricity	13,270,367	14,243,405	-
Total	21,400,638,092	26,472,943,454	25,042,613,341

The following table summarizes the Group's net revenues generated in respective geographic locations:

	For the years ended December 31
	2016	2017	2018
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	8,249,043,110	9,854,855,071	6,610,688,059
Outside China
America	7,701,560,171	4,062,665,341	2,736,641,940
Mexico	119,325,996	2,759,307,925	2,224,866,178
Australia	261,450,393	780,619,935	2,080,920,654
Japan	992,645,497	1,291,492,459	1,889,728,505
UAE	4,385,798	1,232,505,395	1,605,363,081
Viet Nam	3,838,342	25,638,707	1,021,164,339
Egypt	10,878,773	4,876,118	783,360,507
Spain	16,558,540	44,213,321	584,803,646
Germany	137,285,731	395,282,839	463,060,298
Rest of the world	3,903,665,741	6,021,486,343	5,042,016,134
Total	21,400,638,092	26,472,943,454	25,042,613,341

5.	INTEREST EXPENSES, NET

	For the years ended December 31
	2016	2017	2018
	RMB	RMB	RMB
Interest expenses	409,420,734	321,477,539	429,347,128
Less: Interest Capitalization	(8,915,817)	(17,662,780)	(51,243,764)
Less: Interest income	(41,519,696)	(58,810,161)	(83,461,323)
Amortisation of Bond Issue Costs	311,111	525,000	1,050,000
Total	359,296,332	245,529,598	295,692,041

6.	OTHER INCOME/(EXPENSES), NET

	For the years ended December 31
	2016	2017	2018
	RMB	RMB	RMB
Guarantee income	9,641,685	65,935,450	26,229,524
Donations	(873,320)	(6,288,539)	(412,465)
Total	8,768,365	59,646,911	25,817,059

In 2016, the Group issued debt payment guarantees and redemption guarantees in favor of Jinko Power Group, a related party (note 31). The guarantee liability which corresponds with the guarantee fees received is being amortized in straight line during the guarantee period from 1 to 16 years based on the life of the outstanding guaranteed bank loans by recognizing a credit to other income.

7.	SEGMENT REPORTING

Based on the criteria established by ASC 280 "Segment Reporting", the Group's chief operating decision maker has been identified as the Chairman of the Board of Directors as well as the CEO, who only review consolidated results of the Group when making decisions about allocating resources and assessing performance. Hence, the Group has only one operating segment which is vertically integrated solar power products manufacturing business from silicon ingots, wafers, cells to solar modules.

Before the disposition of downstream solar projects segment in the fourth quarter of 2016, it was also a reportable segment.

8.	TAXATION

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

People’s Republic of China

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "CIT Law") with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. As foreign invested enterprises, Jiangxi Jinko and Zhejiang Jinko are entitled to a two year tax exemption from CIT and a 50% CIT reduction for the succeeding three years thereafter. Jiangxi Jinko and Zhejiang Jinko are each subject to CIT rate of 12.5% from year 2010 to year 2012. Starting from year 2013, three of the major subsidiaries of the Group, Jiangxi Jinko, Zhejiang Jinko and Jinko Materials were recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling them to a preferential tax rate of 15%. In November 2016 and November 2018, Jiangxi Jinko and Zhejiang Jinko successfully renewed the qualification and continued to enjoy the preferential tax rate of 15%, respectively. In April 2018, Xinjiang Jinko obtained the beneficial tax rate registration for encouraging industries located in the western region of China, which entitles Xinjiang Jinko to enjoy the preferential tax rate of 15% in 2018 and 2019.

Under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totalled RMB2,869,500,611, RMB3,121,934,696 and RMB3,250,957,069 as of December 31, 2016, 2017, 2018 respectively, and the amount of the unrecognized deferred tax liability, calculated based on the 5% rate, on the permanently reinvested earnings was RMB143,475,031, RMB156,096,735, RMB162,547,853 as of December 31, 2016, 2017, 2018 respectively.

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

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 27.9%.

Jinko France is incorporated in France and is subject to corporate income tax at 31%.

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

Brazil

Jinko Brazil is incorporated in Brazil and is subject to corporate income tax at 34%.

Mexico

Jinko Mexico is incorporated in Mexico and is subject to corporate income tax at 30%.

Composition of Income Tax Expense

Income/(loss) from continuing operations before income taxes for the years ended December 31, 2016, 2017 and 2018 were taxed within the following jurisdictions:

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB
Cayman Islands	(122,966,973)	8,709,933	57,199,049
PRC	1,394,413,594	438,904,245	532,128,623
Other countries	(23,724,060)	(298,739,141)	(181,952,469)
Income from continuing operations before income taxes	1,247,722,561	148,875,037	407,375,203

For the year ended December 31, 2016, the loss attributed to Cayman Islands was mainly due to the fair value loss from convertible senior notes and capped call options.

The current and deferred positions of income tax expense from continuing operations included in the consolidated statement of operations for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB
Current income tax expenses
PRC	(234,278,825)	(39,138,531)	(37,136,613)
Other countries	(35,469,815)	27,002,786	(74,198,842)
Total current income tax expenses	(269,748,640)	(12,135,745)	(111,335,455)
Deferred tax benefit	12,261,634	7,507,742	106,925,932
Income tax expense, net	(257,487,006)	(4,628,003)	(4,409,523)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Company's effective tax rate from continuing operations is as follows:

	For the year ended December 31
	2016	2017	2018
	%	%	%
Statutory CIT rate	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	1.1	6.6	1.1
—Change in fair value of convertible senior notes and capped call options	2.2	0.0	0.0
—Accrued payroll and welfare expenses	1.0	13.4	4.2
—Change of enacted tax rate	0.4	(12.1)	(3.2)
—Other tax preferences	(0.0)	(42.3)	(19.5)
Difference in tax rate of a subsidiary outside the PRC	0.9	7.5	0.6
Effect of tax holiday for subsidiaries	(10.9)	(8.8)	(14.0)
Change in valuation allowance	0.9)	13.8	6.9
Effective tax rate	20.6	3.1	1.1

Other tax preferences in 2017 were mainly due to the reversal of income tax expense amounting of RMB 17.3 million of one of the Company’s overseas subsidiaries upon receiving a tax exemption for a five-year period starting from August 2015 to July 2020 in the first quarter of 2017, as well as the additional 2016 income tax deduction amounting of RMB 41.8 million for R&D costs approved by local tax bureau in the second quarter of 2017. Other tax preferences in 2018 was mainly due to the additional income tax deduction amounting of RMB 59.3 million for R&D costs approved by local tax bureau in the second quarter of 2018.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB
The aggregate amount of effect	135,724,429	36,268,723	57,284,294
Per share effect—basic	1.08	0.28	0.37
Per share effect—diluted	1.04	0.27	0.37

Decrease of the aggregate amount of tax holidays effect in 2017 was mainly due to the decrease of profits in Jiangxi Jinko, Zhejiang Jinko and Jinko Materials, who were certified as “National High and New Technology Enterprise” entitling them to a preferential tax rate of 15%

Significant components of deferred tax assets/liability

	As of December 31
	2017	2018
	RMB	RMB
Net operating losses	125,206,224	315,472,145
Accrued warranty costs	147,133,263	137,737,283
Provision for inventories, accounts receivable, other receivable	54,705,934	46,850,223
Timing difference for revenue recognition of retainage contract	13,764,075	9,486,524
Other temporary differences	16,185,905	69,269,822
Timing difference for project assets, property, plant and equipment	11,804,621	-
Total deferred tax assets	368,800,022	578,815,997
Less: Valuation allowance	(86,443,363)	(114,620,700)
Less: Deferred tax liabilities in the same tax jurisdiction	(6,984,552)	(126,125,973)
Deferred tax assets	275,372,107	338,069,324

Timing difference for project assets, property, plant and equipment	(77,106,495)	(126,125,973)
Other temporary differences	-	(25,893,228)
Total deferred tax liabilities	(77,106,495)	(152,019,201)
Less: Deferred tax assets in the same tax jurisdiction	6,984,552	126,125,973
Deferred tax liabilities	(70,121,943)	(25,893,228)

Movement of valuation allowances

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB
At beginning of year	(54,792,006)	(66,223,501)	(86,443,363)
Current year additions	(38,362,418)	(42,043,420)	(29,565,816)
Utilization and reversal of valuation allowances	26,930,923	21,823,558	1,388,479
At end of year	(66,223,501)	(86,443,363)	(114,620,700)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2017 and 2018, valuation allowances of RMB 86,443,363 and RMB 114,620,700 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowance was reversed in 2017 when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB26.9 million, RMB 21.8 million and RMB 1.4 million in 2016, 2017 and 2018.

9.	REDEEMABLE NON-CONTROLLING INTERESTS

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

Together with the disposition of Jiangxi Jinko Engineering, Jinko Solar Power repurchased all of the Series A redeemable convertible preferred shares (Note 9) with considerations of USD 225 million. At the same time, Wide Wealth Group Holding Limited transferred 45% of its equity interest of Jiangxi Jinko Engineering, a holding company of downstream business in China. The two transactions were net-settled as agreed by Jinkosolar Power Engineering Group Limited and the preferred shareholders.

After the disposition Jiangxi Jinko Engineering, the Company agreed to provide guarantee to the redemption right of the preferred shareholders associated with their 45% equity interest of Jiangxi Jinko Engineering (note 31).

The change in the carrying amount of redeemable non-controlling interests for the year ended December 31, 2016 is as follows:

For the year ended December 31
2016
RMB
Beginning Balance	1,607,925,732
Accretion to redemption value of redeemable non-controlling interests	159,477,930
Disposition of JinkoPower	(1,767,403,662)
Ending Balance	-

10.	ACQUISITION OF SOLAR POWER PLANTS

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

The above power plant was disposed of as part of the disposition of downstream solar project business.

11.	ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivables	4,762,291,432	5,692,976,209
Allowance for doubtful accounts	(264,656,904)	(256,605,518)
Accounts receivable, net	4,497,634,528	5,436,370,691

As of December 31, 2017 and 2018, accounts receivable with net book value of RMB78,951,541 and RMB385,443,577 were pledged as collateral for the Group’s borrowings (note 23).

Movement of allowance of doubtful accounts

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
At beginning of year	335,713,383	376,574,061	264,656,904
Addition	274,128,700	147,474,390	149,029,546
Write-off	(41,816,165)	-	-
Reversal	(191,451,857)	(259,391,547)	(157,080,932)
At end of year	376,574,061	264,656,904	256,605,518

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

Addition of allowance of doubtful account remained stable in the year of 2017 and 2018, but decreased significantly from 2016, which was mainly due to the Group’s increase of credit sales in emerging markets, such as Mexico, India and Vietnam, of which account receivables are generally secured by letters of credits. Risk of collectability associated with these receivables is believed to be lower than that of other markets.

12.	ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

	As of December 31,
	2017	2018
	RMB	RMB
Advances to suppliers - current	404,600,994	672,745,598
Provision for advances to suppliers	(7,524,746)	(7,524,746)
Advances to suppliers, net	397,076,248	665,220,852

The Company recorded provisions of RMB799,889, nil and nil against advances with other suppliers for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

13.	INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Raw materials	856,151,730	1,337,270,185
Work-in-progress	1,247,357,915	1,553,346,553
Finished goods	2,170,220,346	2,852,711,200
Total	4,273,729,991	5,743,327,938

Write-down of the carrying amount of inventory to its estimated net realizable value was RMB439,000,231, RMB313,711,534 and RMB220,171,794 for the years ended December 31, 2016, 2017 and 2018, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than its carrying amount due to lower photoelectric conversion efficiencies.

As of and December 31, 2017 and December 31, 2018, inventories with net book value of RMB171,141,796 and RMB171,665,538 were pledged as collateral for the Group’s borrowings (note 23).

14.	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Value-added tax deductible	695,298,614	899,664,288
Refund receivable of U.S. countervailing duties (note 2x)	-	209,450,023
Receivable related to disposal of subsidiaries (note 1)	169,931,600	169,931,601
Deposit for customer duty, bidding and others	276,486,282	132,370,773
Rental deposit and prepayment	25,888,619	74,883,585
Prepayment for income tax	90,238,235	46,293,505
Prepaid insurance premium	16,388,399	34,237,367
Receivables related to discount from a supplier	15,607,413	26,497,935
Receivables related to disposal of land use right	14,571,587	25,326,877
Prepaid commission	28,551,662	8,705,847
Employee advances	10,576,736	4,721,001
Others	61,992,841	80,806,001
Receivables related to a sales leaseback transaction (note 25)	150,000,000	-
Receivables related to disposal of property, plant and equipment	111,500,000	-
Receivables of option exercised	39,685,283	-
Total	1,706,717,271	1,712,888,803

Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.

During the year of 2018, the U.S. Department of Commerce (“DOC”) issued the amended final results of its fourth administrative review on the counter-veiling duties (“CVD”) imposed on the crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China, as a result, the Group's CVD rate was updated to be 10.64% from 20.94%, covering the period from January 1, 2015 to December 31, 2015, and all future exports to the US starting from July 2018. Pursuant to the final results of fourth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of RMB USD30.5 million (RMB209.5 million), representing the difference between the amended rate and the previous rate during the period from January 1, 2015 to December 31, 2015.

Receivables related to disposal of land use rights represent considerations for the Group’s disposition of land use rights due from the local government of China. Such considerations are expected to be settled within 2019. Subsequently in the first quarter of 2019, considerations with the amount of RMB 11.6 million have been collected.

As of December 31, 2017 and 2018, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

15.	INVESTMENTS IN AFFILIATES AND OTHER EQUITY SECURITIES

Investments accounted for under the equity method.

On December 20, 2012, Jinko Power Co., Ltd, a fully owned subsidiary of JinkoPower, signed a strategic cooperation agreement with Jinchuan Group Co., Ltd. (“Jinchuan Group”), a Chinese state-owned enterprise, to jointly invest in and establish a company named Gansu Jintai Electronic Power Co., Ltd. (“Gansu Jintai” or “investee”), to develop 200 MW photovoltaic (“PV”) solar power plant in Jinchang, Gansu Province, China. Jinko Power Co., Ltd holds 28% equity interest in Gansu Jintai and accounts for its investment in Gansu Jintai using the equity method as Jinko Power Co., Ltd has the ability to exercise significant influence over the operating and financial policies of the investee. Jinko Power Co., Ltd’s share of Gansu Jintai’s results of operations is included in equity (loss)/gain in affiliated companies in the income from discontinued operations, with an amount of RMB15,265,937, nil and nil for the year ended December 31, 2016, 2017 and 2018, respectively.

The above investment is disposed as part of the disposition of downstream solar project segment (note 3).

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”), a subsidiary of Marubeni Corporation, to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB1,869,496 and income of RMB3,501,228 for the year ended December 31, 2017 and 2018. JinkoSolar sold modules of 488.8 MW and 609.4 MW and recognized revenue of RMB1,219.8 million and RMB1,416.0 million on sales to the Project Company (note 31) during the year ended December 31, 2017 and 2018. Unrealized profit amounted to RMB1,559,058 and RMB2,593,322 in connection with the intercompany transactions with the Project Company was eliminated during the year ended December 31, 2017 and 2018. The carrying value of this investment was nil and RMB3,501,228 at December 31, 2017 and 2018.

On March 30, 2017, JinkoSolar signed a shareholder agreement with Yangzhou Tiansheng PV-Tech Co., Ltd., a Chinese PV enterprise, to jointly invest in and establish a company named Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”) to process and assemble the PV modules as OEM manufacturer in Jiangsu province, China. JinkoSolar holds 30% equity interest in Jinko-Tiansheng and accounts for its investment using the equity method. JinkoSolar’s share of Jinko-Tiansheng’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB186,173 and RMB891,377 for the year ended December 31, 2017 and 2018. Jinko Tiansheng charged processing fee amounted to RMB8,375,075 and RM19,741,927 to the Company for its OEM services provided (note 31) during the year ended December 31, 2017 and 2018. Unrealized profit amounted to RMB309,036 and RMB696,551 due to the intercompany transactions with Jinko Tiansheng was eliminated for the year ended December 31, 2017 and 2018. The carrying value of this investment was RMB15,121,863 and RMB14,927,037 at December 31, 2017 and 2018, respectively.

Equity securities without readily determinable fair values

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gansu province, China, for a consideration of RMB7,200,000. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments with the amount of RMB 7,200,000 as of December 31, 2018. Prior to the fiscal year of 2018, such investment were accounted for using the cost method of accounting with the amount of RMB 7,200,000 as of December 31, 2017.

16.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Buildings	1,636,589,735	2,263,778,746
Machinery and equipment	6,547,574,340	7,424,741,329
Motor vehicles	31,862,146	41,497,424
Furniture, fixture and office equipment	208,180,764	409,399,100
	8,424,206,985	10,139,416,599
Less: Accumulated depreciation	(2,368,014,424)	(3,087,018,295)
Less: Impairment	(23,670,338)	(22,671, 733)
Subtotal	6,032,522,223	7,029,726,571
Construction in progress	647,664,933	1,246,173,113
Property, plant and equipment, net	6,680,187,156	8,275,899,684

Depreciation expenses were RMB449,079,007, RMB600,541,219 and RMB802,022,200 for the years ended December 31, 2016, 2017 and 2018, respectively.

During the years ended December 31, 2016, 2017 and 2018, the Group disposed certain equipment with the net book value amounting of RMB51,675,734, RMB1,072,424,435 and RMB198,818,135 and recognized related disposal gain/(loss) amounted to RMB(33,072,876) and RMB82,411,232 and RMB(48,168,035), respectively.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Significant increase of property, plant and equipment during the year ended December 31, 2018 is attributable to the expansion of manufacturing capacity and automation upgrade of the Group.

Movement of impairment

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
At beginning of year	35,263,789	51,439,373	23,670,338
Addition	125,524,021	-	14,548,005
Disposal of impaired assets	(109,348,437)	(27,769,035)	(15,546,610)
At end of year	51,439,373	23,670,338	22,671,733

In the years ended December 31, 2016, 2017 and 2018, the Group recorded impairments of 125,524,021, nil and 14,548,043 related to the retirement of certain equipment in production lines that had become obsolete.

As of December 31, 2017 and December 31, 2018, certain property, plant and equipment with net book value amounting of RMB1,853,520,442 and RMB2,306,559,529 are pledged as collateral for the Group’s borrowings (note 23).

17.	PROJECT ASSETS, NET

Project assets represent the solar projects own by the Company after the disposition of downstream solar projects in 2016. In the year ended December 31, 2016, the Company obtained two small solar projects in Italy as the settlement of the accounts receivables. The subsidiaries holding two solar projects in Italy were disposed to third party buyers in the year of 2018 with the consideration of EUR2,636,291. Loss of disposal with the amount of RMB 9,425,366 was recognized associated with the disposition.

During the year of 2018, the Group also disposed Hirasawa Power in Japan with the consideration of JPY996,420,932 (RMB58,854,599). As these solar projects in Japan were constructed for sale upon completion instead of self-operating by the Group, the Group recorded such disposition under the standard of ASC 606, and recognized revenue and cost of sales with the amount of RMB93,451,309 and RMB69,133,413, respectively,

During the year of 2018, electricity revenue generated from certain overseas project asset constructed for sale upon completion, with the amount of RMB 16,524,568, was considered as incidental revenue and accounted for as a reduction of the capitalized project costs for development. Project assets with the carrying amount of RMB1,710,954,613 as at December 31, 2018 were constructed for external sales which are not depreciated.

	As of December 31,
	2017	2018
	RMB	RMB
Completed	32,505,243	879,954,662
Under construction	451,381,193	890,666,423

Less: Accumulated depreciation	(10,155,212)	-
Project Assets, net	473,731,224	1,770,621,085

18.	LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC.

	As of December 31,
	2017	2018
	RMB	RMB
Land use rights	496,819,382	639,222,396
Less: accumulated amortization	(53,550,210)	(64,277,210)
Land use rights, net	443,269,172	574,945,186

Amortization expense was RMB7,895,001, RMB8,935,579 and RMB11,042,735 for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, estimated amortization expense in each of the next five years is RMB11,790,019.

The Company disposed certain of its land use rights and recognized the gain of RMB3,727,161, nil and 315,735 for the year ended 2016, 2017, and 2018 respectively.

As of December 31, 2017 and December 31, 2018, certain land use rights with net book value of RMB187,805,393 and RMB131,554,095 were pledged as collateral for the Company’s borrowings (note 23).

19.	INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2017	2018
	RMB	RMB
Trademark	3,260,160	4,653,340
Computer software	33,693,210	46,119,755
Less: accumulated amortization	(11,210,959)	(15,411,685)
Intangible assets, net	25,742,411	35,361,410

Amortization expense was RMB3,202,787, RMB3,481,991 and RMB4,212,569 ,for the years ended December 31, 2016, 2017 and 2018, respectively.

20.	OTHER ASSETS – THIRD PARTIES

Other assets consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Prepayments for purchase of property, plant and equipment	242,867,413	467,848,176
Deferred losses related to sales leaseback transactions (note 25)	251,751,659	217,127,346
Prepayment for warranty insurance premium	112,969,373	121,339,137
Deposit for rent and others	77,447,776	67,283,761
Value-added tax recoverable for solar power plants	2,190,152	30,217,620
Prepayment of income tax attributable to intercompany transactions	-	8,394,367
Prepayment for land use rights	26,000,000	-
Total	713,226,373	912,210,407

21.	OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Payables for purchase of property, plant and equipment	894,631,342	1,036,077,418
Freight payables	351,465,861	354,320,859
Finance lease payables (note 25)	227,457,961	287,441,586
Countervailing and anti-dumping duty	12,091,245	176,534,482
Commission payables	21,549,703	92,962,871
Accrued warranty cost	71,589,630	83,035,845
Accrued utilities, rentals and interest	40,668,363	66,013,084
Contracted labor fee	39,766,982	62,191,471
Value-added tax and other tax payables	89,900,273	54,126,560
Accrued income tax	-	25,962,700
Accrued professional service fees	19,271,636	10,432,042
Public offering issuance cost	2,328,174	2,328,174
Government grants related to assets	6,551,657	2,018,720
Insurance premium payables	1,410,664	1,024,587
Others	26,116,103	26,554,161
Total	1,804,799,594	2,281,024,560

22.	BONDS PAYABLE AND ACCRUED INTEREST

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

On July 17 2017, Jiangxi Jinko issued a three year medium term notes(“MTN”) with an aggregate principal of RMB300,000,000 which bears a fixed annual interest rate of 7.37% and will mature on July 17, 2020. At the end of the second year in the life of the MTN, the Group has the option to adjust the interest rate, and the MTN holders will have the right to require Jiangxi Jinko to repurchase all or part of their MTNs, at such time. The bond is recorded on amortized cost basis with the interest rate of 7.37%. Interest expense related to MTN was RMB10,256,583 and RMB10,318,000 for the year ended December 31, 2017 and 2018.

Medium term notes are all issued at face value, unsecured from the issuance date.

According to ASU 2015-03, the MTN issuance costs amounted to RMB2,100,000 was recorded as direct deduction from the carrying amount of the MTN liability, and amortized over a two-year period, from the issuance date to the date the put option of the MTN holders is first exercisable.

23.	BORROWINGS

(a)	Short-term borrowings

	As of December 31,
	2017	2018
	RMB	RMB
Short-term bank borrowings	6,046,574,490	6,916,827,666
Long-term bank borrowings—current portion	157,865,822	186,571,525
Total short-term borrowings	6,204,440,312	7,103,399,191

The short-term bank borrowings outstanding as of December 31, 2017 and December 31, 2018 carried a weighted average interest rate of 3.64% and 4.43% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2018 were borrowings of RMB2,263,243,803 and RMB296,502,436 which are denominated and repayable in USD and JPY, respectively.

In September 2018, Jiangxi Jinko entered into a 12-month RMB1.15 billion loan agreement with The Export-Import Bank of China. As of December 31, 2018, Jiangxi Jinko has drawn down RMB1,047,850,696 which is due and payable in 2019. The effective interest rate of the borrowing was 4.52% as of December 31, 2018.

Type of loan	As of December 31, 2018	Guarantee/Collateral
Credit loan	944,028,904		a)
Letter of credit loan	818,824,362		a)
Guaranteed by subsidiaries of the Group and/or collateralized on the Group's assets	645,197,721	Guaranteed by JinkoSolar Holding	b)
	165,396,174	Guaranteed by JinkoSolar Holding and Zhejiang Jinko	b)
	108,999,900	Guaranteed by JinkoSolar Holding and Jiangxi Jinko	b)
	941,249,834	Guaranteed by Jiangxi Jinko	b)
	10,000,000	Guaranteed by Jiangxi Jinko and Zhejiang Tradng	b)
	792,153,720	Guaranteed by Zhejiang Jinko	b)
	20,000,000	Guaranteed by Jiangxi Jinko and collateralized on Jiangxi Jinko's share	c)
	20,000,000	Collateralized on Jiangxi Jinko's share	c)
	50,000,000	Guaranteed by Jiangxi Jinko and collateralized on Yuhuan's assets of CIP	d)
	150,000,000	Collateralized on Jiangxi Jinko‘s Account receivables	e)
	159,000,000	Collateralized on Zhejiang Jinko‘s Account receivables	e)
	102,358,400	Collateralized on bank deposits of Zhejiang Jinko	f)
	33,972,840	Collateralized on bank deposits of Jiangxi Jinko	f)
	28,070,488	Collateralized on the Group's inventory	g)
	2,114,146,848	Guaranteed and collateralized on buildings, equipment and other assets of the Group	h)
Total	7,103,399,191

a)	As of December 31, 2018, the Group had short-term bank borrowings of RMB1,253,028,904 credit loans and RMB818,824,362 letter of credit loan (including RMB131,624,362 credit loans collateralized by the bank deposits of Jinko Malaysia). The remaining short-term bank borrowings of RMB5,031,545,925 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:
b)	Borrowings of RMB645,197,721 guaranteed by JinkoSolar Holding, RMB165,396,174 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB108,999,900 guaranteed by JinkoSolar Holding and Jiangxi Jinko, RMB941,249,834 guaranteed by Jiangxi Jinko, RMB10,000,000 guaranteed by Jiangxi Jinko and Zhejiang Trading, RMB792,153,720 guaranteed by Zhejiang Jinko, respectively.
c)	Borrowings of RMB20,000,000 collateralized on the Jiangxi Jinko’s share pledge and guaranteed by Jiangxi Jinko and another RMB 20,000,000 collateralized on the Jiangxi Jinko's share pledge only.
d)	Borrowings of RMB50,000,000 collateralized on the Yuhuan’s assets of construction in progress amounted to 53.7 million and also guaranteed by Jiangxi Jinko.
e)	Borrowings of RMB159,000,000 collateralized on the account receivables of Zhejiang Jinko, and borrowing of RMB150,000,000 collateralized on the account receivables of Jiangxi Jinko.
f)	Borrowings of RMB102,358,400 collateralized on the bank deposits of Zhejiang Jinko and RMB33,972,840 collateralized on the bank deposit of Jiangxi Jinko.
g)	Borrowing of RMB28,070,488 collateralized on the Group’s certain inventories.
h)	Borrowings of RMB2,114,146,848 collateralized on the Group's certain building and equipment, including RMB1,833,207,324 which were also collateralized on the Group's certain land use rights, RMB165,460,628 were also collateralized on the Group's certain inventories. In addition, included in these borrowings there were borrowings of RMB100,000,000 guaranteed by JinkoSolar Holding, RMB138,000,000 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB506,356,628 guaranteed by Jiangxi Jinko, RMB50,000,000 guaranteed by Jiangxi Jinko and Zhejiang Trading, RMB1,047,850,696 guaranteed by Zhejiang Jinko and Jiangxi Heji, RMB249,000,000 guaranteed by shareholders (Xiande Li and Kangping Chen).

The net book value of the total collateralized account receivables, land use right, building, equipment and inventory was RMB385,443,557, RMB131,554,095, RMB252,501,133, RMB1,859,527,145, RMB171,665,538 respectively as of December 31, 2018.

(b)	Long-term bank borrowings

	As of December 31,
	2017	2018
	RMB	RMB
Long-term bank borrowings	537,654,759	2,141,402,299
Less: Current portion	(157,865,822)	(186,571,525)
Total long-term borrowings	379,788,937	1,954,830,774

Future principal repayments on the long-term borrowings are as follows:

Year ended December 31,	RMB
2019	186,571,525
2020	160,495,200
2021	274,528,000
2022	-
2023	-
Thereafter	1,519,807,574
Total	2,141,402,299

1)	Long-term bank borrowings

In 2016, the Company entered into a 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB 20,000,000 which was interest free. In 2017, the Company entered into another 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB 50,000,000 which was interest free. Guochuang is a government background entity who provided the interest-free loan to the Company to support its daily operations. The borrowing was collateralized on Jiangxi Jinko’s share pledge.

In 2015, the Company entered into a 3-year loan agreement with Finance and Investment Management Center of Jiangxi Province in China with the principle amount of RMB20, 000,000 and interest rate of 3.0%. Maturity date of the loan arrangement was extended to December 31, 2019 in the year of 2018. The borrowing was collateralized on the Jiangxi Jinko’s share pledge and guaranteed by Jiangxi Jinko. The loan was not discounted as the impact was immaterial.

In 2015 and 2016, the Company entered into loan agreements with the Export-Import Bank of China for an aggregate amount of RMB609,283,000, which were repayable from April 2017 to June 2020. As of December 31 2018, balance of these borrowings amounted to RMB207,948,000, including RMB138,632,000 due on December 31, 2019. The effective interest rate of the borrowings was 5.03% in 2018. The borrowings were guaranteed by Zhejiang Jinko and JinkoSolar Holding.

In 2016, the Company entered into a 10-year loan agreement with China Merchants Bank for a principle amount of RMB87,880,000 with the interest rate of 5.39%, which was repayable from February 2016 to January 2026. As of December 31 2018, the total outstanding balances amounted to RMB67,570,737, including RMB7,939,525 due on December 31, 2019. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB177,910,416.

In 2017, the Company entered into a 3-year loan agreement with Credit Suisse AG, Singapore Branch with the principle amount of USD6,000,000(RMB41,179,200). The interest rate is the aggregate of 5.62% and LIBOR. The borrowing was guaranteed by JinkoSolar Holding.

In 2018, the Company entered into a 3-year loan agreement with Credit Suisse AG, Singapore Branch with the principle amount of USD40,000,000(RMB274,528,000). The interest rate is the aggregate of 5.62% and LIBOR. The borrowing was guaranteed by JinkoSolar Holding.

In 2018, the Company entered into a 7-year loan agreement with a group of lenders including MUFG Bank Mexico, S.A. and BBVA Bancomer. As of December 31, 2018, The Company has drawn down RMB848,128,343 (USD108,354,612 and MXN285,626,775) which is due and payable in March 2025. The interest rate is the aggregate of 2% and LIBOR. The borrowing was pledged by all the shares and assets with carrying amount of RMB1,101,405,800 as of December 31, 2018 of certain project companies of the Group.

In 2018, the Company entered into a 14-year loan agreement with Inter-American Development Bank and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslandeen N.V. for an aggregate amount of USD105,185,805(RMB721,911,217). As of December 31, 2018, the Company has drawn down RMB516,037,145 (USD75,189,000) which is due and payable in November 2032. The borrowing was pledged by all of the Group’s rights under the loan agreement and all current and future funds deposited in the designated bank account as well as all of the shares and assets with carrying amount of RMB957,737,602 as of December 31, 2018 of certain project company of the Group.

In 2018, the Company entered into a 7-year loan agreement with MUFG Bank Mexico, S.A and MUFG Bank Ltd. for an aggregate amount of USD 19,596,403(RMB134,494,033). As of December 31, 2018, the Company has drawn down RMB 96,010,874 (USD12,728,442 and MXN25,521,998) which is due and payable in October 2025. The interest rate is the aggregate of 2% and LIBOR. The borrowing was pledged by all of the shares and assets with carrying amount of RMB196,487,603 as of December 31, 2018 of certain project company of the Group.

2)	Long-term borrowings with embedded warrants

In July 2015, JinkoPower entered into a loan agreement with Credit Suisse and 6 other financial institutions for an eighteen months loan in the principle amount of USD150,000,000 to develop power plant projects. The interest rate is 6% plus LIBOR per annum, and accrued interest is due and payable at the end of every six months. Total debt issuance cost of USD4,000,000 was deducted from the proceeds directly. The loan shall become immediately due and payable upon the occurrence of an IPO of JinkoPower or change of control of JinkoSolar Holding, or any unlawful matter occurs. This financing was guaranteed by Canton Best BVI, Jinko Power Co., Ltd., and a subsidiary of Jinkosolar Holding.

 In conjunction with the loan agreement, JinkoPower issued 6,750 warrants or entitlement of 0.675% of JinkoPower's fully diluted share capital to these 7 financial institutions to acquire JinkoPower’s fully-paid ordinary shares. The warrant holders can purchase ordinary shares anytime during the term of the above loan at exercise price which is the Par Value of US$0.0000001. The entitlement of shares expressed as a percentage of JinkoPower’s fully diluted share capital is adjusted based on the time when IPO occurs, as: a) 0.675% if an IPO occurs within 6 months from July 24, 2015 (“Utilisation Date”); b) 1.425% if an IPO occurs after 6 months and within 12 months Utilisation Date; and c) 2.10% if an IPO occurs after 12 months of the Utilisation Date. The entitlement of the shares is also subject to adjustment in the case of a non-qualifying IPO event of JinkoPower. Warrant holders can elect for net cash settlement if IPO of JinkoPower occurs.

The warrant holders have the put rights to request JinkoPower to purchase all or part of its outstanding warrants in case of a put event, where a) an IPO occurs prior to the Final Maturity Date of the loan (January 10, 2017); b) an IPO has not occurred as at the Final Maturity Date; c) all of the Loan is repaid, or becomes due and payable, prior to the Final Maturity Date of the loan facility; or d) an event of default occurs and (if the Loan is then outstanding) there is an acceleration of the loan prior to the Final Maturity Date. The repurchase price is equal to the aggregate of: (a) an amount that would give an internal rate of return of 10% on the aggregate principal amount of the loan, calculated from the Utilisation Date until the later of (i) the date of full repayment of the loan and (ii) the date that falls twelve months after the Utilisation Date; less the aggregate principal amount of the loan which has been repaid and all interest paid by JinkoPower at the time of a warrant holder's exercise of the warrant put rights.

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

The fair value of the warrants at the issuance date of July 24, 2015 was US$10,190,000 (RMB62,331,211), and the residual allocated to the loan was US$139,810,000 (RMB855,203,789). Total transaction cost was US$ 4,358,118 (RMB26,658,170), among which US$ 296,061 (RMB1,810,978) allocated to warrants were charged to financial costs as incurred during the year ended December 31, 2015, and US$ 4,062,057 (RMB24,847,192) allocated to the loan were recorded as debt discount as the Group has early adopted ASU 201503 in 2015.

The fair value of the warrants at December 31, 2015 was US$ 10,530,000 (RMB68,377,608) and the fair value change of US$ 340,000 (RMB2,096,024) was recorded in the Company’s consolidated statements of operations and comprehensive income. The effective interest rate of the loan was 13.95% per annum. Total interest cost associated with the loan incurred during the year ended December 31, 2015 was US$ 8,017,525 (RMB49,954,794). The carrying value of the loan as of December 31, 2015 was US$139,453,836 (RMB905,557,426) due to debt discount amortization of US$ 3,705,892 (RMB24,064,580).

In September 2016, JinkoPower refinanced and repaid the loan in advance and the warrants were repurchased at the same time. Total interest cost associated with the loan incurred during the year ended December 31, 2016 was US$18,109,126 (RMB119,050,121).

3)	Financings associated with failed sale-lease back transactions

In 2015, certain subsidiaries of Jinko Power (“seller-lessee”) sold 317MW self-built solar projects (“leased assets”) with carrying amount of RMB1,276,496,254 to different domestic financial leasing companies (“buyer-lessors”) for cash consideration of RMB2,033,000,000 and simultaneously entered into the contracts to lease back the leased assets from the buyer-lessors for 5 to 12 years. As of December 31, 2015, the seller-lessee received RMB1,589,704,880 proceeds in total netting off the transaction costs of RMB53,295,120. Pursuant to the terms of the agreements, seller-lessee is required to pay to the buyer-lessors lease payment over the lease period and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease.

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

As of December 31, 2015, the Company recorded RMB1,268,724,225 under long-term borrowings and RMB149,481,917 as current portion. The weighted average effective interest rate of the financing was 6.55% and interest costs incurred during the year ended December 31, 2015 were RMB9,813,448. These sale-leaseback financings were collateralized by each seller-lessee’s solar power project assets, equity interests, accounts receivable, and also guaranteed by a shareholder, Jinko Power Co., Ltd., and Jiangxi Jinko. The net book value of solar power project assets, equity interest and accounts receivable collateralized were RMB1,276,496,254, RMB862,082,542 and RMB98,147,637 respectively, as of December 31, 2015.

Financings associated with the failed sale-lease back transactions are disposed of as part of the disposition of downstream solar project business. Interest costs incurred during the period from January 1, 2016 through the disposition date amounted to RMB142,644,823 was recorded in the discontinued operations (note 3).

24.	Accrued income tax – non-current

	As of December 31,
	2017	2018
	RMB	RMB
Accrued income tax – non-current	6,041,195	-

During the year ended December 31, 2017, certain domestic subsidiaries of the Company sold solar modules to the Company’s overseas solar projects entities in Mexico and Argentina with unrealized losses. Considering these overseas solar projects are still under construction, the Company accrued income tax liability in connection with the unrealized losses in accordance with ASC 810-10. No such transaction incurred during the year ended December 31, 2018.

25.	FINANCE LEASE OBLIGATIONS AND OTHERS

Zhejiang Jinko Finance Leasing Co., Ltd. (“Zhejiang leasing”) was a wholly owned subsidiary of the Company. On November 7, 2016, the Company disposed Zhejiang Leasing with the consideration of RMB183.0 million (USD26.4 million). The transaction was closed on November 30, 2016. Loss of disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Until December 31, 2018, RMB13.1 million (USD2.0 million) of the consideration has been collected. Outstanding considerations with the amount of RMB 169.9 million (US$ 24.7 million) are expected to be settled by the end of 2019.

During the year ended December 31, 2015 and 2016, the Company sold certain module equipment (“leased assets”) to Zhejiang Leasing (the “purchaser-lessor”) and simultaneously entered into one or three-year contracts to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contracts, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The accounting was eliminated as intercompany transaction in the consolidated financial statements of the Company in previous periods. Upon the disposition of Zhejiang leasing, the lease is classified as capital lease. In October 2017, the contract was early terminated upon both parties' approval. The Company recognized finance expenses amounted to RMB1.4 million upon the early termination of the contract.

In May 2017, the Company sold certain machinery and equipment (“leased assets”) with carrying amount of RMB201.1 million to a third party (the “purchaser-lessor”) for consideration of RMB150.0 million and simultaneously entered into a three-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB51.1 million, which is being deferred and amortized into expense over the remaining useful lives of the leased assets. Through the leaseback, the Company substantially retains all of the benefits and risks incident to the ownership of the property sold, therefore, the sale-leaseback transaction is a financing with the underlying assets as collateral.

In July 2017, the Company sold certain machinery and equipment (“leased assets”) with carrying amount of RMB815.4 million to a third party (the “purchaser-lessor”) for consideration of RMB600.0 million and simultaneously entered into a four-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over four years and is entitled to obtain the ownership of these equipment at RMB0.6 million upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB215.4 million, which is being deferred and amortized into expense over the remaining useful lives of the leased assets. Through the leaseback, the Company substantially retains all of the benefits and risks incident to the ownership of the property sold, therefore, the sale-leaseback transaction is a financing with the underlying assets as collateral.

In November 2017, the Company entered into a two-year finance leasing contract with a third-party lessor to lease certain machinery and equipment with carrying amount of RMB74.9 million. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over two years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease.

In January 2018, the Company sold certain machinery and equipment (“leased assets”) with carrying amount of RMB52.0 million to a third party (the “purchaser-lessor”) for consideration of RMB50.0 million and simultaneously entered into a three-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over three years and is entitled to obtain the ownership of these equipment at RMB1.0 yuan upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB2.0 million, which is being deferred and amortized into expense over the remaining useful lives of the leased assets. Through the leaseback, the Company substantially retains all of the benefits and risks incident to the ownership of the property sold, therefore, the sale-leaseback transaction is a financing with the underlying assets as collateral.

In May 2018, the Company entered into a two-year finance leasing contract with a third-party lessor to lease certain machinery and equipment with carrying amount of RMB72.0 million. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over two years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease.

As of December 31, 2017 and 2018, the net value of the leased assets are:

	As of December 31,
	2017	2018
	RMB	RMB

Equipment	824,892,821	936,961,787
Less: accumulated depreciation	(44,196,469)	(116,935,527)
Net Value	780,696,352	820,026,260

As of December 31, 2018, future minimum payments required under non-cancellable capital and financing lease are:

Year ending December 31,	RMB
Year ended December 31,
2019	274,920,585
2020	213,714,266
2021	124,790,398
Total minimum lease payments	613,425,249
Less: Amount representing interest	(35,231,837)
Present value of net minimum lease payments	578,193,412
Current portion	239,781,124
Non-current portion	338,412,288

The Group amortized deferred losses related to sales leaseback transactions amounted to nil, RMB14,714,339 and RMB36,638,880 during the year ended December 31, 2016, 2017 and 2018.

26.	EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net income from continuing operations	990,235,555	142,191,365	405,575,533
Net income from discontinued operations	1,001,564,260	-	-
Total net income	1,991,799,815	142,191,365	405,575,533

Net income from continuing operations	990,235,555	142,191,365	405,575,533
Less: Net (loss)/income attributable to non-controlling interests from continuing operations	(432,541)	485,676	(903,161)
Net income attributable to JinkoSolar’s ordinary shareholders from continuing operations	990,668,096	141,705,689	406,478,694

Net income from discontinued operations	1,001,564,260	-	-
Less: Net income attributable to non-controlling interests from discontinued operations	6,044,451	-	-
Less: Accretion to redemption value of redeemable non-controlling interests from discontinued operations	159,477,930	-	-
Net income/(loss) attributable to JinkoSolar’s ordinary shareholders from discontinued operations	836,041,879	-	-

Net income attributable to JinkoSolar’s ordinary shareholders from continuing operations	990,668,096	141,705,689	406,478,694
Interest expense add back on assumed conversion of convertible senior notes	6,142,661	-	-
Numerator for diluted income per share for continuing operations	996,810,757	141,705,689	406,478,694

Numerator for diluted income/(loss) per share for discontinued operations	836,041,879	-	-

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	125,870,272	128,944,330	153,806,379
Dilutive effects of share options	2,246,095	2,742,900	897,786
Incremental shares on assumed conversion of convertible notes	2,474,074	-	-
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	130,590,441	131,687,230	154,704,166

Continuing operations:
Basic earnings per share attributable to JinkoSolar's ordinary shareholders from continuing operations	7.87	1.10	2.64
Diluted earnings per share attributable to JinkoSolar's ordinary shareholders from continuing operations	7.63	1.08	2.63
Discontinued operations:
Basic earnings/(loss) per share attributable to JinkoSolar's ordinary shareholders from discontinued operations	6.64	-	-
Diluted earnings/(loss) per share attributable to JinkoSolar's ordinary shareholders from discontinued operations	6.40	-	-

As disclosed in note 9, JinkoPower issued redeemable convertible preferred shares, which are accounted for as redeemable non-controlling interest and are accreted from the initial carrying value to the ultimate redemption price on the earliest possible redemption date. For the year ended December 31, 2016, accretion of RMB159,477,930 for redeemable non-controlling interests was recorded as a charge to decrease net income from discontinued operations to arrive at net income from discontinued operations attributable to JinkoSolar Holding’s ordinary shareholders.

27.	EMPLOYEE BENEFITS

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB484,821,689 and RMB560,243,695 as of December 31, 2017 and December 31, 2018, respectively.

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

28.	CONVERTIBLE SENIOR NOTES AND CAPPED CALL OPTIONS

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

The Company completed its repurchasing of the 2016 Notes in the year of 2016. The Company recorded foreign exchange loss of RMB392,924 for the year ended December 31, 2016. Loss from change in fair value of convertible senior notes was RMB5,533,892 in the year ended December 31, 2016. (note 34).

As of December 31, 2016, 2017 and 2018, the estimated fair value of the 2019 Notes amounted to approximately RMB423,739,708, RMB65,342 and RMB 68,632, respectively. The Company recorded foreign exchange loss of RMB43,055,871, RMB845,071 and nil for the year ended December 31, 2016, 2017 and 2018, respectively. Loss from change in fair value of convertible senior notes was RMB86,482,065, nil and nil in the year ended December 31, 2016,2017 and 2018. (note 34).

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

The fair value of capped call options was RMB17,490,323 as of December 31, 2015. In the second quarter of 2016, the capped call options were expired upon the Company’s repurchase of all the 2016 Notes. The Group recorded loss of RMB18,226,535 for the year ended December 31, 2016 in change in fair value of capped call options before its expiration in 2016.

29.	ISSUANCE OF ORDINARY SHARES

The Company’s authorized share capital is US$10,000 comprising 500,000,000 ordinary shares with a par value of US$0.00002 each.

On January 22, 2014, the Company closed an offering of 15,000,000 ordinary shares (3,750,000 ADSs) and received aggregated net proceeds of approximately $126.3million, after deducting discounts and commissions but before offering expenses.

In February 2018, the Company closed an offering of 16,560,000 ordinary shares (4,140,000 ADSs), par value US$0.00002 per share, at US$18.15 per ADS (equivalent to US$ 4.54 per share). The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses with the amount of US$4.3 million, was approximately US$71.1 million.

In February 2018, the Company also completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, chairman of the Company, and Mr. Kangping Chen, chief executive officer of the Company, for the issuance of 7,713,499 ordinary shares for US$35 million at US$ 4.54 per share.

As of December 31, 2017 and 2018 the Company’s issued and outstanding shares were 132,146,074 and 156,864,737, respectively.

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

On November 15, 2016, the Compensation Committee of the Company changed the exercise price of the total 9,472,000 outstanding options under the 2014 Plan from US$5.9275 per share to US$3.2875 per share, and recognized additional share-based compensation expense of RMB19,545,720 associated with the price modification for the year ended December 31, 2016.

On November 16, 2016, under the 2014 Plan, the Company granted to certain officers to purchase 1,760,000 ordinary shares of the Company at an exercise price of US$3.2875 per share.

A summary of activities under the Company’s share-based compensation plan is as follows:

	Number of option outstanding	Weighted-average exercise price	Weighted-average remaining contractual term	Aggregate intrinsic value
		(US$/share)	(in years)	(RMB)
Balance as of January 1, 2018	9,090,536	3.25	-	-
Granted	-	-	-	-
Exercise	(445,164)	1.51	-	-
Forfeited	(192,000)	3.29	-	-
Balance as of December 31, 2018	8,453,372	3.34	5.80	152,447

Vested and expected to vest as of December 31,2018	7,728,598	3.35	5.73	152,447
Vested and exercisable as of December 31, 2018	5,930,114	3.37	5.60	152,447

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, US$2.47 (RMB16.97) per share as of December 31, 2018 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2016, 2017 and 2018 were RMB81,059,329, RMB110,973,732 and RMB3,057,319 respectively.

The total fair value of shares vested for the years ended December 31, 2016, 2017 and 2018 were RMB67,773,486, RMB70,106,939 and RMB63,100,120, respectively.

The share-based compensation expense of continuing operations for the year ended December 31, 2016, 2017 and 2018 was recorded in the respective items:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Costs of revenues	333,338	2,219,311	967,367
Selling expenses	15,980,509	12,722,162	6,415,213
General and administrative expenses	67,152,462	46,017,821	24,066,459
Research and development expenses	6,101,390	3,908,608	(2,141,136)
Total	89,567,699	64,867,902	29,307,903

As of December 31, 2018, the Company had unrecognized share-based compensation expense RMB12,635,056 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 1.54 years. For the year ended December 31, 2018, total cash received from the exercise of share options was RMB44,275,858.

The fair value of options grant and modification during the year ended December 31, 2016 is estimated on the date of grant using Black-Scholes model with the following assumptions:

2016

Expected volatility	77.72% - 79.56%
Expected dividend yield	0%
Expected terms	5.3 - 6.5
Risk-free interest rate	1.74% - 1.94%
Fair value per option at grant date (RMB)	16.94 - 17.93

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

The Company’s disposition of the downstream solar projects business in 2016 triggered immediate vesting of the share options issued by JinkoSolar Power pursuant to the terms of the share option agreements. The Company fully recognized share based compensation expense amounted to RMB113,701,932 in the discontinued operations in the year ended December 31, 2016. At the same time, the JinkoSolar Power signed the agreements with its relevant employees to cancel and terminate the Share Options granted irrevocably and unconditionally with no consideration.

31.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Related party balances

Outstanding amounts due from/to related parties as of December 31, 2017 and 2018 were as follows:

	2017	2018
	December 31	December 31
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”, in which JinkoSolar owns 30% equity interests)	-	25,368,631
Accounts receivable from Jinko Power Group for sales of solar modules and others	1,049,200,951	522,619,737
Accounts receivable from Sweihan PV Power Company P.S.J.C ("Sweihan PV", which develops and operates solar power projects in Dubai)	1,063,841,109	127,779,355

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	8,000	-
Other receivables from Jinko Power Group for receivable related to disposal of subsidiaries	28,634	-
Other receivables due from Sweihan Solar Holding Company	653,420	-
Other receivables from Jinko Power Group for miscellaneous transactions	6,712,861	8,296,133
Prepayments to Jinko Power Group for outsourcing services	10,333,131	55,514,313
Other receivables from Jinko Power Group for provision of guarantee	28,856,153	3,919,423

Other assets from related parties:
Other assets from Jinko Power Group for provision of guarantee	146,025,979	144,983,745

Accounts payable due to a related party:
Accounts payable due to subsidiaries of Renesola Zhejiang Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	800,027	698,043
Accounts payable due to Jiangsu Jinko-Tiansheng Co., Ltd.	4,528,869	-

Advances from related parties:
Advances from Jinko Power Group for sales of solar modules	37,344,500	910,087
Advances from subsidiaries of ReneSola	55,444	-

Notes payables due to related parties:
Notes payables due to Jinko Power Group	-	35,000,000

Other payables due to a related party:
Other payables to Jiangxi Desun Energy Co., Ltd.(“Jiangxi Desun”, an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest) for leasing of land and buildings	8,628,855	9,704,152
Other payables due to Jinko Power Group for payments on behalf of the Company	3,704,629	11,058,987
Other payables of travel and other business expense reimbursement to executive directors who are also shareholders	-	55,457

(1)	Mr Xianshou Li, chairman and chief executive officer of Renesola is the brother of Mr Xiande Li, chairman of the board of directors of the Company.

(2)	Advances of travel and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(3)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b)	Related party transactions

Transactions related parties for the year ended December 31, 2016, 2017 and 2018 were as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai)	-	1,219,803,260	1,416,020,214
Revenue from sales of products to Jinko Power Group	35,181,217	453,251,266	38,895,833
Income of guarantee fee from Jinko Power Group	9,641,685	64,225,858	26,229,524
Rental services provided to Jinko Power Group	345,600	2,142,018	2,177,280
Revenue from sales of products to a subsidiary of ReneSola	-	6,474,041	47,388

Purchase of raw materials from related partie
Raw materials purchased from a subsidiary of ReneSola	-	2,866,904	-

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	-	8,375,075	19,741,927
Solar project management service provided by Jinko Power Group	-	2,735,269	20,842,153
Construction service of solar project provided by Jinko Power Group	-	-	25,769,137
Rental services provided by Jiangxi Desun	1,100,304	1,100,304	1,100,304

In connection with the Company’s disposal of JinkoSolar Power downstream business in 2016, the Group entered into a master service agreement with Jinko Power Group under which the Group agreed to provide a guarantee for Jinko Power Group’s financing obligations under its separate loan agreements. In the event that Jinko Power Group fails to perform its obligations under the loan agreements or otherwise defaults thereunder, the Company will become liable for Jinko Power Group’s obligations under the loan agreements, which amounted to RMB4.07 billion (US$592.5 million) as of December 31, 2018. The Company will charge Jinko Power Group service fees for the debt payment guarantee service according the master service agreement.

In addition, according to the side agreement signed among the Company, Jiangxi Jinko Engineering and investors of Jiangxi Jinko Engineering (the original redeemable preferred shareholders of JinkoSolar Power), the investors of Jiangxi Jinko Engineering will have the right to require Jiangxi Jinko Engineering to redeem the common shares of Jiangxi Jinko Engineering held by them, and, as a result of a guarantee issued by the Company, in the event that Jiangxi Jinko Engineering fails to perform its redemption obligations, the Company will become liable for Jiangxi Jinko Engineering’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. The Company will also charge Jiangxi Jinko Engineering service fees for the redemption guarantee service according to the master service agreement. On June 22, 2017, Jiangxi Jinko Engineering and all its investors amended its Articles of Association in which terms and clauses related to the Common Share Redemption Guarantee were removed. Hence, management reversed unamortized redemption guarantee liabilities amounted to RMB22,119,127 as well as the corresponding receivables amounted to RMB 20,409,535. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1,709,592 was recognized as other income in the year ended December 31,2017. During the year ended December 31, 2017, Jinko Power Group repaid certain of its borrowings guaranteed by the Group in advance. The Group thereby reversed unamortized redemption guarantee liabilities amounted to RMB13,609,729 as well as the corresponding receivables amounted to RMB12,258,412. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1,351,317 was recognized as other income in the year ended December 31,2017.

During the year ended December 31, 2018, Jinko Power Group changed the guarantee of certain of its borrowings from the Group to other parties. The Group thereby reversed unamortized redemption guarantee liabilities amounted to RMB28,965,510 as well as the corresponding receivables amounted to RMB34,283,915. Difference between the guarantee liabilities and the corresponding assets amounted to RMB5,318,405 was deducted in other income in the year ended December 31,2018.

Pursuant to the master service agreement, guarantee service fee is to be settled semi-annually, and the management of the Company believes the guarantee fee charges are at market rates. The guarantee receivables is settled upon the receipt of guarantee fees from Jiangxi Jinko Engineering. The Company has received RMB52,586,819 and RMB29,460,673 guarantee fees from Jiangxi Jinko Engineering in 2017 and 2018, respectively.

As of December 31, 2017 and December 31, 2018, the Company recorded the guarantee fee income receivable amounted to RMB227,468,951 and RMB148,903,168 and a guarantee liability amounted to RMB148,187,615 and RMB92,404,069. The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from Jinko Power Group for the guarantee fee amortized for the period from November to December, 2016 and during the year ended December 31, 2017 and 2018 amounted to RMB9,641,685 and RMB64,225,858 and RMB26,229,524, respectively.

After the disposition date of downstream solar project business through December 31, 2016 and for the year ended December 31, 2017 and 2018, sales of solar module products to subsidiaries of Jinko Power Group amounted to RMB35,181,217 and RMB453,251,266 and RMB38,895,833, respectively.

After the establishment of SSHC through December 31, 2017 and for the year ended December 31,2018, sales of solar module products to Sweihan PV amounted to RMB1,219,803,260 and RMB1,416,020,214.

For the year ended December 31, 2016 and 2017 and 2018, revenues from sales of products to subsidiaries of Gansu Heihe amounted to RMB102,998,133 and nil and nil.

After the disposition date of downstream solar project business through December 31, 2016 and for the year ended December 31, 2017 and 2018, rental services provided to subsidiaries of Jinko Power Group amounted to RMB345,600 and RMB2,142,018 and RMB2,177,280, respectively.

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to the Group. Since the establishment date of the Jinko-Tiansheng through December 31, 2017 and for the year ended December 31, 2018, Jinko-Tiansheng charged the Group processing fee amounted to RMB8,375,075 and RMB19,741,927.

For the years ended December 31, 2016, 2017 and 2018, revenues from sales of products to subsidiaries of ReneSola amounted to nil, RMB6,474,041, and RMB47,388, respectively.

For the years ended December 31, 2016, 2017 and 2018, raw materials purchased from subsidiaries of ReneSola amounted to nil, RMB2,866,904 and nil, respectively.

In the fourth quarter of 2017, JinkoSolar International Development Limited disposed Lotapera and four Mexico power plants (note 1) with the consideration of RMB28,634 (USD4,383). Consideration with the amount of RMB28,634 was collected as of December 31, 2018.

In November 2017, the Company entered into an agreement with Jinko Power Group, which entrusted Jinko Power Group to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company paid RMB76,356,466 (USD$11.2 million) in advance and recorded service expenses incurred in the year of 2017 and 2018 amounted to RMB2,735,269 and RMB20,842,153 as cost of project assets.

In the third quarter of 2018, the Group and Jinko Power Group jointly invested in and established an entity named Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), which develops and operates solar power project in Shangrao, Jiangxi Province. The Group held 51% equity interests of Poyang Luohong and consolidated such entity. Poyang Luohong involved Jinko Power Group for the construction of its solar project and recorded construction expenditure with the amount of RMB25,769,137 as cost of construction in progress during the year of 2018.

On January 1, 2008, Jiangxi Desun and the Group entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to the Group for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun charged the Group RMB1,100,304 in rent for the years ended December 31, 2016, 2017 and 2018, respectively.

32.	CERTAIN RISKS AND CONCENTRATION

a)	Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2017 and 2018, substantially all of the Group's cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

b)	Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2018, 73.6% of the Group's revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

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

There is no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2017 and 2018, respectively. Also, there exists no individual customer to whom sales comprised over 10% of the Group’s total revenue during the year ended December 31, 2017 and 2018, respectively.

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

From January 1, 2008, Jiangxi Jinko leased buildings and land use rights from Jiangxi Desun, under a non-cancelable operating lease expiring in January 2018. The expiring date was extended to January 2028 in the year of 2018. In addition, the Group also leased office buildings for its offices under non-cancelable operating lease from third parties.

The Group established its first U.S. factory in Jacksonville, Florida, in November 2018. The Group leased buildings and lands for the factory under a non-cancelable operating lease from a third party. Total amount of the related operating lease commitments will be up to RMB106.3 million (US$ 15.5 million).

Future minimum obligations for operating leases are as follows:

Year ending December 31,	RMB
2019	51,562,667
2020	48,609,754
2021	47,979,831
2022	41,862,755
2023	41,642,309
Thereafter	134,963,554
Total	366,620,870

Rental expense under all operating leases were RMB20,574,072, RMB19,313,730 and RMB18,563,115 for the years ended December 31, 2016, 2017 and 2018, respectively.

(b)	Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group's total future payments under these purchase agreements amounted to RMB3,709,630,067 as of December 31, 2018.

Year ending December 31,	RMB
2019	2,059,078,674
2020	1,528,951,393
Thereafter	121,600,000
Total	3,709,630,067

(c)	Contingencies

In July 2008, Jiangxi Jinko entered into a long term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January, 2016, Wuxi Zhongcai also changed the complaint, in which it claimed for the liquidated damages amounting to RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. The first court hearing was held on November 22, 2017. The Group provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. On February 1, 2019, The Group has received final judgements for the two lawsuits from the Supreme People’s Court as of the date of this annual report, among which Wuxi Zhongcai shall fully return the Group’s prepayments and the interests accrued thereon. The Group will record in the financial statements upon subsequent cash receipts.

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) respectively in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer seeks, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer is entitled to the reliefs claimed in the arbitrations. The arbitrations are still in the preliminary stage and it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. The Company believes that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and liability and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our Company and a number of our subsidiaries: (i) on March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Q CELLS & Advanced Materials Corporation (“Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn. Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”) and the U.S. District Court for the District of Delaware. In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringe U.S. Patent No. 9,893,215 purportedly owned by Plaintiffs A; on April 9, 2019, the ITC published the Notice of Institution on Federal Register; (ii) on March 4, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS GmbH (“Plaintiffs B”, ) filed a patent infringement claim against JinkoSolar GmbH in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringe EP 2 220 689 purportedly owned by Plaintiffs B; (iii) on March 12, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiffs B, “Hanwha Q CELLS”) filed suit at Federal Court of Australia (FCA) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringe Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The FCA has served Jinko AUS as the Respondent and the First Case Management Hearing is scheduled on April 12, 2019. The Court will hear the application, or make orders for the conduct of the proceeding at the First Case Management Hearing. The Company believes that Hanwha Q CELLS’s claims are lacking legal merit, and will vigorously defend against the claims made by them. The Company is considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215, EP 2 220 689 and Australian Patent No. 2008323025. (collectively, the “Asserted Patents”), and demonstrating its non-infringement of the Asserted Patents. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

(d)	Guarantees

Upon the disposition of Jinko Power Group, the Company provided the loan guarantee and redemption guarantee to Jinko Power Group (note 3 & note 31).

The Company provided a debt payment guarantee in connection with a loan facility granted to Sweihan PV Power Company P.J.S.C (“Sweihan”), equity investee of the Company for developing overseas solar power project, in a maximum aggregate principal amount not exceeding US$42.9 million. At the same time, pursuant to the shareholders agreement, the Company together with another shareholder of Sweihan, shall enable Sweihan to repay the loan facility in full. The Company believes the probability of Sweihan’s default of repayment is remote, and no liability of the guarantee is recognized as of December 31, 2017 and 2018.

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

Fair value change in forward contracts, foreign exchange options and call spread

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company's forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign exchange forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of foreign exchange forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD139 million as of December 31, 2018. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company's foreign currency exchange contract is an over-the-counter instrument.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The Company purchased call spread combined option contracts with a total notional value of US$70 million during the year ended December 31, 2015. These foreign exchange call spread mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the Currency Option Contracts. The B-S Model is widely used and accepted as a common valuation practice in valuing such currency option. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3. The Company's foreign currency call spread is an over-the-counter instrument.

The call spread option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income. The fair value change was a loss of RMB370,437 for the year ended December 31, 2015. The call spread option matured in the fourth quarter of 2016 and the Company recognised the gain of RMB4.9 million.

The Company purchased foreign exchange option contracts with a total notional value of US$167 million during the year ended December 31, 2018. These foreign exchange options mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the foreign exchange options. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3.

The foreign exchange option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognised in the consolidated statements of operations and comprehensive income. The fair value change was a loss of RMB9,720,182 for the year ended December 31, 2018.

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

Interest Rate Swap

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its overseas power station business operation and expansion, the Company’s operating subsidiaries located in Mexico will obtain long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The interest rate swap is a derivative which needs to be fair valued at each reporting period end. The fair value gain or loss arising from the remeasurement is recognized in the consolidated statements of operations and comprehensive income. As of December 31, 2017 and 2018, the fair value of the interest rate swap was RMB26,486,388 and RMB12,786,001, respectively, which was recorded as a derivative liability. The fair value change was a loss of RMB16,122,313 and gain of RMB13,700,387 for the year ended December 31, 2017 and 2018, respectively.

Guarantee liability

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

Recurring change in fair value

As of December 31, 2016, 2017 and 2018, information about the hierarchy of the fair value measurements for the Company's assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2016	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Foreign exchange forward contracts- receivable	640,876	-	640,876	-

Liabilities:
Convertible senior notes	423,739,708	-	-	423,739,708
Guarantee liabilities	226,086,556	-	-	226,086,556
Interest rate swap	10,364,075	-	-	10,364,075

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2017	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Guarantee receivables	174,882,132	-	-	174,882,132

Liabilities:
Foreign exchange forward contracts- payable	4,520,619	-	4,520,619
Convertible senior notes	65,342	-	-	65,342
Guarantee liabilities	148,187,615	-	-	148,187,615
Interest rate swap	26,486,388	-	-	26,486,388

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2018	Quote prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Assets:
Guarantee receivables	197,431,047			197,431,047
Foreign exchange forward contracts- receivable	1,192,168		1,192,168
Foreign exchange options	846,718			846,718

Liabilities:
Convertible senior notes	68,632			68,632
Guarantee liabilities	92,404,068			92,404,068
Foreign exchange forward contracts- payable	9,463,728		9,463,728
Interest rate swap	12,786,001			12,786,001

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2016, 2017 and 2018 were as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at January 1,	1,506,981,361	423,739,708	65,342
Foreign exchange (gain)/loss	43,448,795	(845,071)	3,290
Change in fair value of convertible senior notes	92,015,957	-	-
Repurchase of convertible senior notes	(1,218,706,405)	(422,829,295)	-
Balance at December 31,	423,739,708	65,342	68,632

A summary of changes in Level 3 fair value of capped call options for the year ended December 31, 2016, 2017 and 2018 were as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at January 1,	17,490,323	-	-
Foreign exchange (gain)/loss	736,212	-	-
Change in fair value of capped call options	(18,226,535)	-	-
Balance at December 31,	-	-	-

The capped call options were expired upon the full repurchase of 2016 Notes in 2016 (note 27).

A summary of changes in Level 3 fair value of foreign exchange options for the year ended December 31, 2016, 2017 and 2018 were as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at January 1,	-	-	-
Purchase of foreign exchange options	-	-	10,566,900
Change in fair value of foreign exchange options	-	-	(9,720,182)
Balance at December 31,	-	-	846,718

A summary of changes in Level 3 fair value of call spread options for the year ended December 31, 2016, 2017 and 2018 were as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at January 1,	7,277,406	-	-
Purchase of call spread option	4,761,603	-	-
Exercise of call spread options	(12,039,009)	-	-
Balance at December 31,	-	-	-

A summary of changes in Level 3 fair value of warrant liability for the year ended December 31, 2016, 2017 and 2018 were as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at January 1,	68,377,608	-	-
Exchange loss on warrant liability	2,256,314	-	-
Change in fair value of warrant liability	(34,937,341)	-	-
Repurchase of warrant liability	(35,696,581)	-	-
Balance at December 31,	-	-	-

A summary of changes in Level 3 fair value of rate swap derivative for the year ended December 31, 2016, 2017 and 2018 were as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at January 1,	-	10,364,075	26,486,388
Change in fair value of interest rate swap	10,364,075	16,122,313	(9,701,051)
Cash settlement	-	-	(3,999,336)
Balance at December 31,	10,364,075	26,486,388	12,786,001

A summary of changes in Level 3 fair value of guarantee liabilities for the year ended December 31, 2016, 2017 and 2018 were as follows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at January 1,	-	226,086,556	148,187,615
Additions	235,728,241	5,122,691	1,425,026
Amortization	(9,641,685)	(47,292,776)	(28,243,063)
Cancellation	-	(35,728,856)	(28,965,510)
Balance at December 31,	226,086,556	148,187,615	92,404,068

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	Foreign exchange forward		Type of derivatives
For the year ended	contracts		Call spread	Interest	Capped call	Warrant	Foreign exchange
December 31,	Realized	Unrealized	options	Rate swap	options	liability	options	Total
(In RMB)
2016	(53,202,660)	640,876		(10,364,075)	(18,226,535)	34,937,341		(46,215,053)
2017	(3,690,785)	(4,520,619)	-	(16,122,313)		-		(24,333,717)
2018	(42,614,340)	(1,475,360)	-	9,701,051	-	-	(9,720,182)	(44,108,831)

Non-recurring change in fair value

As of December 31, 2016

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2016	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	4,738,681,353	-	-	4,738,681,353	125,524,021

As of December 31, 2018

	Fair Value Measurements at Reporting Date Using
Description	Balance as of December 31, 2018	Quote Prices in active market for identical assets (Level 1)	Significant other observable input (Level 2)	Significant unobservable input (Leval 3)	Total (losses)
	RMB	RMB	RMB	RMB
Property, plant and equipment, net	8,275,899,684	-	-	8,275,899,684	14,548,043

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10, long-lived assets held and used with a carrying amount of RMB125,524,021, nil and RMB14,548,043 as of December 31, 2016, 2017 and 2018 were written down to their fair value of zero, resulting in an impairment charge of RMB125,524,021 and nil and RMB14,548,043 for the year ended December 31, 2016, 2017 and 2018, respectively, which was calculated based on Level 3 Inputs and included in earnings for the respective years.

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

In July 2014, Jinko Power entered into agreements with certain investors for the issuance of redeemable convertible preferred shares to such investors. Pursuant to the investment agreements, Jinko Power shall use all of the proceeds from the issuance of redeemable convertible preferred shares for the sole purpose of funding Jinko Power and its subsidiaries’ construction, commissioning and operations of new solar power projects in the PRC and no proceeds shall be used for any existing projects prior to the preferred share issuance. The redeemable convertible preferred shares were repurchased in conjunction with the disposal of downstream solar project business in the fourth quarter of 2016 (note 9).

Restricted net assets were RMB6,212,831,212 representing 73% of the Company’s total consolidated net assets as of December 31, 2018.

36.	SUBSEQUENT EVENTS

In January 2019, the Company completed the repurchase of the 2019 Notes with a face value of US$10.000.

37.	ADDITIONAL INFORMATION – CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

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

As disclosed in Note 31b, the Company provided guarantee for the redemption of the common shares of Jinko Power Group held by its investors during the period from October 2016 to June 2017.

Except for the guarantees as disclosed in Note 31b, the Company did not have any other significant contingency, commitment, or off balance sheet long term obligation as of December 31, 2016, 2017 and 2018.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

Condensed statements of operations:

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB	USD
				(note 2 (an))
Net revenue	-	-
Cost of revenues	-	-

Gross profit	-	-

Total operating expenses	(9,937,095)	(3,139,147)	(2,267,582)	(329,806)

Other income, net	3,214,433	8,825,212	6,249,651	908,974

Income/(loss) from operations	(6,722,662)	5,686,065	3,982,069	579,168

Share of income from subsidiaries and affiliates	1,949,659,745	124,171,093	348,543,952	50,693,615
Interest (expenses)/income, net	4,089,083	(1,563,985)	(722)	(105)
Exchange gain/(loss)	(10,073,699)	13,412,516	53,953,395	7,847,196
Change in fair value of convertible senior notes and capped call option	(110,242,492)	-	-	-
Income before income taxes	1,826,709,975	141,705,689	406,478,694	59,119,874
Income tax expenses	-	-	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	1,826,709,975	141,705,689	406,478,694	59,119,874

Condensed balance sheets:

	December 31, 2017	December 31, 2018
	RMB	RMB	USD
			(note 2 (an))
ASSETS
Current assets:
Cash and cash equivalent	15,706,763	3,509,861	510,488
Due from subsidiaries	534,172,422	2,509,376,092	364,973,615
Due from related parties	9,625,813	3,919,423	570,056
Other current assets	40,037,711	152,275	22,147
Total current assets	599,542,709	2,516,957,651	366,076,306
Investments in subsidiaries	6,452,545,486	6,843,226,906	995,306,075
Due from related parties - non current	476,963	40,402,875	5,876,354
Total assets	7,052,565,158	9,400,587,432	1,367,258,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	358,580,283	1,531,072,256	222,685,224
Due to related parties	298,352	3,939,224	572,936
Other current liabilities	3,920,963	4,129,886	600,667
Convertible senior notes-current	-	68,632	9,982
Total current liabilities	362,799,598	1,539,209,998	223,868,809
Due to related parties – non-current	426,963	21,486,120	3,125,027
Convertible senior notes	65,342
Total liabilities	363,291,903	1,560,696,118	226,993,836

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 133,869,274 and 133,869,274 shares issued as of December 31, 2017 and December 31, 2018, respectively, 132,146,074 and 132,146,074 shares outstanding as of December 31, 2017 and December 31, 2018, respectively.)	18,604	21,727	3,160
Additional paid-in capital	3,313,608,385	4,010,739,727	583,337,899
Accumulated other comprehensive income	23,295,998	70,300,898	10,224,842
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2017 and December 31, 2018	(13,875,553)	(13,875,553)	(2,018,115)
Retained earnings	3,366,225,821	3,772,704,515	548,717,113
Total shareholders' equity	6,689,273,255	7,839,891,314	1,140,264,899

Total liabilities and shareholders' equity	7,052,565,158	9,400,587,432	1,367,258,735

The balance due from subsidiaries represented the expenses paid on behalf by the Company for its subsidiaries.

Other current assets represented options receivables.

The balance due to subsidiaries represented the professional service fees paid by Jiangxi Jinko.

Other current liabilities represented accrual for unpaid professional service fees.

Condensed statements of cash flows:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	USD
				(note 2 (an))
Cash flows from operating activities:
Net income	1,826,709,975	141,705,689	406,478,694	59,119,874
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Change in fair value of convertible senior notes	92,015,957	-
Change in fair value of capped call option	18,226,535	-
Share of income from subsidiaries	(1,949,659,745)	(124,171,093)	(348,543,952)	(50,693,615)
Guarantee income	(3,214,433)	(8,825,212)	(6,249,651)	(908,974)
Exchange (gain)/loss	10,073,699	(13,412,516)	(53,953,395)	(7,847,196)
Changes in operating assets and liabilities:
Decrease in due from subsidiaries	837,979,030	410,590,040	(1,895,298,545)	(275,659,740)
(increase)/Decrease in other current assets	(4,394,605)	5,742,872	200,153	29,111
increase/(Decrease) in due to subsidiaries	327,267,488	(37,268,274)	1,177,359,405	171,239,823
increase/(Decrease) in other current liabilities	(10,835,057)	(10,018,710)	(166,056)	(24,152)
Net cash provided by operating activities	1,144,168,844	364,342,796	(720,173,347)	(104,744,869)

Cash flows from investing activities:
Investments in subsidiaries	-	-
Net cash used in investing activities	-	-

Cash flows from financing activities:
Proceeds from exercise of share options	21,730,663	69,929,453	44,278,857	6,440,093
Repurchase of convertible senior notes	(1,218,706,405)	(422,829,295)
Proceeds from issuance of ordinary shares			663,232,926	96,463,228
Net cash used in financing activities	(1,196,975,742)	(352,899,842)	707,511,783	102,903,321

Effect of foreign exchange rate changes on cash and cash equivalents	1,937,422	(551,797)	464,662	67,582

Net increase/(decrease) in cash and cash equivalents	(50,869,476)	10,891,157	(12,196,902)	(1,773,966)
Cash and cash equivalents, beginning of year	55,685,082	4,815,606	15,706,763	2,414,084

Cash and cash equivalents, end of year	4,815,606	15,706,763	3,509,861	510,488

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	6,135,783	39,685,283	-	-

