Form 20-F
period 2019-12-31
JinkoSolar Holding Co., Ltd.
filed 2020-04-24
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

Tel: (86-793) 846-9699

Fax: (86-793) 846-1152

E-mail: charlie.cao@jinkosolar.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing four ordinary shares, par value US$0.00002 per share	JKS	New York Stock Exchange
Ordinary shares, par value US$0.00002 per share*

* Not for trading, but only in connection with the listing of the American depositary shares on New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

178,930,297 ordinary shares, excluding 668,738 ADSs representing 2,674,952 ordinary shares reserved for future grants under our share incentive plans, and 1,723,200 ordinary shares as treasury stock, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

- i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “our” or “JinkoSolar” refer to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;
●	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated;
●	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;
●	“2017”, “2018” and “2019” refers to our fiscal years ended December 31, 2017, 2018 and 2019, respectively;
●	“ADSs” refers to our American depositary shares, and “ADRs” refers to the American depositary receipts evidencing our ADSs;
●	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of Directive 2004/108/EC of the European Union and EN 61000-6-3:2001+A11:2004 and EN 61000-6-1:2001 standards;
●	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC 61215:2005 and IEC 61730-2:2004 standards;
●	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;
●	“EPC” refers to engineering, procurement and construction;
●	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;
●	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;
●	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;
●	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;
●	“Haining Jinko” refers to Jinko Power Technology (Haining) Co., Ltd, one of our wholly-owned subsidiaries in the PRC;
●	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC 61215:2005, IEC 61730-1:2004 and IEC 61730-2:2004 standards;
●	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;
●	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC;
●	“JinkoPower” refers to Jinko Power Technology Co., Ltd., formerly known as Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries, and its subsidiaries;

●	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our wholly-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;
●	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;
●	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;
●	“JPY” refers to Japanese Yen;
●	“kV” refers to kilovolts;
●	“kWh” refers to kilowatt hour(s);
●	“local grid companies” refers to the subsidiaries of the State Grid in China;
●	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;
●	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;
●	“NEA” refers to the National Energy Administration in China;
●	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;
●	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;
●	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;
●	“PV” refers to photovoltaic;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;
●	“State Grid” refers to State Grid Corporation of China and the local grid companies;
●	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;
●	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;
●	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;
●	“Xinjiang Jinko” refers to Xinjiang Jinko Solar Co., Ltd., one of our wholly-owned subsidiaries in the PRC;
●	“Yuhuan Jinko” refers to Yuhuan Jinko Solar Co., Ltd., one of our wholly-owned subsidiaries in the PRC; and

●	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC which has been our wholly-owned subsidiary since June 30, 2009.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2017, 2018 and 2019 and as of December 31, 2018 and 2019.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.               KEY INFORMATION

A.Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2015 and 2016, and the selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 are derived from our audited financial statements not included in this annual report, after giving effect, for 2015, to the reclassification of deferred tax assets and deferred tax liabilities on adoption of ASU 2015-17, “Income Tax (Topic 740): Balance sheet Classification of Deferred Taxes. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods. On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC Topic 606”), by applying the modified retrospective method to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”. We adopted ASC Topic 842, Leases (“ASC Topic 842”) using the modified retrospective transition method with an effective date of January 1, 2019. Consequently, prior periods have not been recast and the disclosures required under ASC Topic 842 are not provided for dates and periods before January 1, 2019.

	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations:
Continuing operations:
Revenues	15,454,374.4	21,400,638.1	26,472,943.5	25,042,613.3	29,746,287.8	4,272,786.9
Cost of revenues	(12,522,913.8)	(17,531,299.2)	(23,481,375.1)	(21,528,868.4)	(24,314,602.1)	(3,492,574.1)
Gross profit	2,931,460.6	3,869,338.9	2,991,568.4	3,513,744.9	5,431,685.6	780,212.8
Total operating expenses	(1,809,655.4)	(2,520,235.7)	(2,666,306.2)	(2,868,818.1)	(3,702,059.1)	(531,767.5)
Income from operations	1,121,805.2	1,349,103.2	325,262.2	644,926.8	1,729,626.5	248,445.3
Interest expenses, net	(311,018.6)	(359,296.3)	(245,529.6)	(295,692.0)	(391,582.1)	(56,247.2)
Subsidy income	101,873.6	168,646.6	147,916.8	52,176.5	63,017.0	9,051.8
Exchange gain/(loss), net	(86,517.7)	208,811.4	(114,344.6)	33,681.1	8,808.6	1,265.3
Other income/(expense), net	1,036.3	8,768.4	59,646.9	25,817.1	17,873.4	2,567.4

	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Investment income	—	4,902.5	—	—	—	—
Gain/(loss) on disposal of subsidiaries	—	5,017.9	257.1	(9,425.4)	19,935.1	2,863.5
Change in fair value of foreign exchange forward contracts	56,931.9	(52,561.8)	(8,211.4)	(44,089.7)	(78,283.5)	(11,244.7)
Change in fair value of foreign exchange options	(370.4)	—	—	(9,720.2)	(330.7)	(47.5)
Change in fair value of interest rate swap	—	(10,364.1)	(16,122.4)	9,701.0	(69,974.5)	(10,051.2)
Change in fair value of warrant liability	(2,096.0)	34,937,341	—	—	—	—
Change in fair value of convertible senior notes and call option	(14,571.2)	(110,242.6)	—	—	(29,257.5)	(4,202.6)
Convertible senior notes issuance costs	—	—	—	—	(18,646.1)	(2,678.3)
Income from continuing operations before income taxes	867,073.1	1,247,722.6	148,875.0	407,375.2	1,251,186.2	179,721.7
Income tax expense	(100,533.8)	(257,487.0)	(4,628.0)	(4,409.5)	(277,979.0)	(39,929.2)
Equity in income/(loss) of affiliated companies	—	—	(2,055.7)	2,609.9	(48,854.7)	(7,017.5)
Income from continuing operations, net of tax	766,539.3	990,235.6	142,191.4	405,575.6	924,352.5	132,774.9
Discontinued operations
Gain on disposal of discontinued operations before income taxes	—	1,007,884.1	—	—	—	—
Income from discontinued operations before income taxes	105,089.6	48,146.2	—	—	—	—
Income tax expense, net	(11,329.8)	(54,466.1)	—	—	—	—
Income from discontinued operations, net of tax	93,759.8	1,001,564.2	—	—	—	—
Net income	860,299.1	1,991,799.8	142,191.4	405,575.6	924,352.5	132,774.9
Less: Net (loss)/income attributable to non-controlling interests from continuing operations	(63.3)	(432.5)	485.7	(903.2)	25,690.3	3,690.2
Less: Net income attributable to non-controlling interests from discontinued operations	4,270.5	6,044.5	—	—	—	—
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	172,340.4	159,477.9	—	—	—	—
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	683,751.5	1,826,710.0	141,705.7	406,478.8	898,662.2	129,084.8
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from continuing operations
Basic	6.15	7.87	1.10	2.64	5.31	0.76
Diluted	6.00	7.63	1.08	2.63	4.85	0.70

	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands, except share, per share and per ADS data)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS(1) from continuing operations
Basic	24.60	31.48	4.40	10.56	21.22	3.05
Diluted	24.00	30.52	4.32	10.52	19.40	2.79

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from discontinued operations
Basic	(0.66)	6.64	—	—	—	—
Diluted	(0.65)	6.40	—	—	—	—

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from discontinued operations
Basic	(2.64)	26.56	—	—	—	—
Diluted	(2.60)	25.60	—	—	—	—

Weighted average ordinary shares outstanding
Basic	124,618,416	125,870,272	128,944,330	153,806,379	169,363,306	169,363,306
Diluted	127,802,961	130,590,441	131,687,230	154,704,166	166,567,757	166,567,757

Weighted average ADS outstanding
Basic	31,154,604	31,467,568	32,236,083	38,451,595	42,340,827	42,340,827
Diluted	31,950,740	32,647,610	32,921,808	38,676,042	41,641,939	41,641,939

(1)   Each ADS represents four ordinary shares.

	As of December 31,
	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,392,591.1	2,501,417.5	1,928,302.8	3,104,916.8	5,653,853.7	812,125.3
Restricted cash	555,723.9	318,784.9	833,072.0	377,110.8	576,546.1	82,815.7
Restricted short-term investments	1,160,518.1	3,333,450.4	3,237,772.9	4,058,419.0	6,930,501.8	995,504.3
Short-term investments	29,427.1	71,301.1	2,684.5	—	—	—
Account receivable, net – related parties	60,973.8	1,414,084.1	2,113,042.1	675,767.7	520,503.6	74,765.7
Accounts receivable, net – third parties	2,690,519.0	4,753,715.3	4,497,634.5	5,436,370.7	5,266,350.7	756,463.9
Notes receivable – related parties	—	610,200.0	—	—	18,628.6	2,675.8
Notes receivable, net – third parties	515,441.9	915,314.8	571,231.8	1,010,468.5	1,529,800.7	219,742.1
Advances to suppliers – related parties	1,021.1	661.8	—	—	—	—
Advances to suppliers, net – third parties	251,389.9	325,766.3	397,076.2	665,220.9	2,522,373.5	362,316.3
Inventories, net	3,203,325.0	4,473,514.7	4,273,730.0	5,743,327.9	5,818,789.0	835,816.7
Total current assets	22,494,804.1	19,695,296.4	19,607,856.4	22,854,259.9	31,688,246.7	4,551,731.8
Project assets, net	—	55,063.5	473,731.2	1,770,621.1	798,243.1	114,660.5
Property, plant and equipment, net	3,766,435.6	4,738,681.4	6,680,187.2	8,275,899.7	10,208,204.5	1,466,316.8

	As of December 31,
	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Land use rights, net	349,914.1	450,940.6	443,269.2	574,945.2	597,922.5	85,886.2
Total assets	27,144,548.5	26,090,639.8	28,636,404.7	35,853,181.9	47,844,717.4	6,872,463.6
Accounts payable – related parties	1,478.5	—	5,328.9	698.0	36,309.7	5,215.6
Accounts payable – third parties	3,783,304.9	4,290,070.5	4,658,202.1	5,327,094.0	4,952,629.9	711,400.8
Notes payable – third parties	1,924,495.8	4,796,766.3	5,672,496.6	6,036,576.7	7,518,569.7	1,079,975.0
Accrued payroll and welfare expenses	454,210.9	582,275.7	721,380.1	810,920.7	879,465.3	126,327.3
Advance from related parties	—	60,541.5	37,399.9	910.1	748.6	107.5
Advance from third parties	1,299,491.4	1,376,919.5	748,958.8	2,395,228.9	4,350,380.3	624,893.0
Bonds payable and accrued interests	866,725.8	—	10,256.6	10,318.0	-	-
Short-term borrowings (including current portion of long-term borrowings, and failed sale-leaseback financing)	2,589,864.1	5,488,629.0	6,204,440.3	7,103,399.2	9,047,249.9	1,299,556.1
Total current liabilities	18,622,441.9	18,362,656.9	19,962,416.9	24,141,186.3	31,277,229.2	4,492,692.9
Long-term borrowings	1,308,679.8	488,519.6	379,788.9	1,954,830.8	1,586,187.2	227,841.5
Convertible senior notes	856,064.4	—	65.3	—	728,215.9	104,601.7
Total liabilities	21,184,825.5	19,630,426.8	21,947,141.6	27,399,203.9	35,403,690.8	5,085,422.0
Redeemable non-controlling interests	1,607,925.7	—	—	—	-	-
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	4,321,868.2	6,460,708.9	6,689,273.3	7,839,891.4	9,303,318.0	1,336,338.0
Non-controlling interests	29,929.0	(495.9)	(10.2)	614,086.6	3,137,708.6	450,703.6
Total liabilities, redeemable non-controlling interests and shareholders’ equity	27,144,548.5	26,090,639.8	28,636,404.7	35,853,181.9	47,844,717.4	6,872,463.6
Outstanding shares as of the year end	125,473,930	126,733,266	132,146,074	156,864,737	178,930,297	178,930,297

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the noon buying rate in effect as of December 31, 2019. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 17, 2020, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB7.0711 to US$1.00.

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly reduced. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. Meanwhile, in the United States, another major solar market of ours, the solar PV projects faced great uncertainties under the administration of U.S. President Donald Trump because it is believed that his administration favors traditional energy industries. The current international political environment, including existing and potential changes to United States and China trade and tariffs policies, have resulted in uncertainty surrounding the future of the global economy. There are also uncertainties associated with the United Kingdom leaving the European Union, since the referendum in June 2016. The global solar module production capacity exceeded demand in 2019, which further intensified competition over pricing. Consequently, the average selling price of our solar modules, which represented 95.8% of our total revenue in 2019, decreased from 2018 to 2019.

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

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives because the cost of solar energy currently exceeds, and we believe will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy, particularly in light of the low level of oil prices in recent years. Examples of government sponsored financial incentives to promote solar energy include subsidies from the central and local governments, preferential tax rates and other incentives. The availability and size of such subsidies and incentives depend, to a large extent, on political and policy developments relating to environmental concerns and other macro-economic factors. Moreover, government incentive programs are expected to gradually decrease in scope or be discontinued as solar power technology improves and becomes more affordable relative to other types of energy. Negative public or community response to solar energy projects could adversely affect the government support and approval of our solar energy business. Adverse changes in government regulations and policies relating to solar energy industry and their implementation, especially those relating to economic subsidies and incentives, could significantly reduce the profitability of our business and materially adversely affect the state of the industry.

We received government grants totaling RMB147.9 million, RMB52.2 million and RMB63.0 million (US$9.1 million) for 2017, 2018 and 2019, respectively, which included government grants for our production scale expansion, technology upgrades, export market development and solar power project development. We cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all.

As a substantial part of our operations are in the PRC, the policies and regulations adopted by the PRC government towards the solar energy industry are important to the continuing success of our business. Although there has been regulatory support for solar power generation such as subsidies, preferential tax treatment and other economic incentives in recent years, future government policies may not be as supportive. The PRC central government may reduce or eliminate existing incentive programs for economic, political, financial or other reasons. In addition, the provincial or local governments may delay the implementation or fail to fully implement central government regulations, policies or initiatives. Until the solar energy industry becomes commercially profitable without subsidies, a significant reduction in the scope or the discontinuation of government incentive programs in the PRC or other jurisdictions could materially and adversely affect market demand for our products and negatively impact our revenue and profitability.

Besides the PRC, various foreign governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources, including certain countries in Europe, notably Italy, Germany, France, Belgium and Spain; certain countries in Asia, including Japan, India and South Korea; countries in North America, such as the United States and Canada; as well as Australia. Examples of government-sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the National Development and Reform Commission of China (the “NDRC”), the Ministry of Finance and the NEA issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2019, the Japanese government cut down its FIT from JPY40 to JPY24 for projects below 10 KW and from JPY42 to JPY14 for projects above 10 KW.

In 2019, we generated 82.5% of our total revenue from overseas markets, and North America, Asia Pacific (except China which includes Hong Kong and Taiwan) and Europe represented 25.4%, 24.6% and 17.5% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

We are exposed to significant guarantee liabilities and if the debtors default, our financial position would be materially and adversely affected.

In connection with our disposal of JinkoPower—a downstream business—in 2016, we entered into a master service agreement with JinkoPower, where we agreed to provide a guarantee for JinkoPower’s financing obligations under certain of its loan agreements entered into within a three-year period from October 2016, amounted to RMB2.6 billion (US$377.4 million) as of December 31, 2019. In addition, we give guarantees to certain of our related parties. As of December 31, 2019, we had liabilities associated with guarantees to related parties of RMB72.0 million (US$10.3 million). In the event that JinkoPower or the relevant related parties (as the case may be) fail to perform their respective obligations or otherwise default under the relevant loan agreements or other contracts, we will become liable for their respective obligations under those loan agreements or other contracts, which could materially and adversely affect our financial condition.

We require a significant amount of cash to fund our operations and future business developments. If we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially adversely affected.

We require a significant amount of cash to fund our operations, including payments to suppliers for our polysilicon feedstock. We may also require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, as well as our research and development activities in order to remain competitive.

Our working capital was RMB411.0 million (US$59.0 million) as of December 31, 2019. Our management believes that our cash position as of December 31, 2019, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from April 24, 2020, the date of issuance of our consolidated financial statements for 2019 included in this annual report.

Our ability to obtain external financing is subject to a number of uncertainties, including:

●	our future financial condition, results of operations and cash flow;
●	the general condition of the global equity and debt capital markets;
●	regulatory and government support, such as subsidies, tax credits and other incentives;
●	the continued confidence of banks and other financial institutions in our company and the solar power industry;
●	economic, political and other conditions in the PRC and elsewhere; and
●	our ability to comply with any financial covenants under the debt financing.

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

Uncertainty about the future of LIBOR may adversely affect our business.

LIBOR, the London Interbank Offered Rate, is widely used as a reference for setting interest rates on loans globally. We have used LIBOR as a reference rate on our US$473.2 million credit facilities. Combined we had borrowings of US$401.3 million outstanding on these facilities as of December 31, 2019.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates the LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. In June 2019, the Financial Conduct Authority asked banks and markets to stop using the LIBOR as a basis for pricing contracts. These announcements indicate that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR based securities and variable rate loans or other financial arrangements, given LIBOR’s role in determining market interest rates globally. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates and other interest rates. In the event that a published LIBOR rate is unavailable after 2021, the value of such securities, loans or other financial arrangements may be adversely affected, and, to the extent that we are the issuer of or obligor under any such instruments or arrangements, our cost thereunder may increase. Currently, the manner and impact of this transition and related developments, as well as the effect of these developments on our funding costs, investment and trading securities portfolios and business, is uncertain, which may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition.

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

Our average module selling price decreased from 2018 to 2019. Continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar cells and modules, including our products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices, or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our ability to expand our business abroad may be restricted.

In 2017, 2018 and 2019, we generated 62.8%, 73.6% and 82.5%, respectively, of our total revenue from export sales. We also have manufacturing facilities in the United States and Malaysia. As our global expansion strategies continue to evolve and in order to stay cost-efficient, we have decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa in the fourth quarter of 2017. In January 2018, we entered into a master solar module supply agreement (the “Master Agreement”) with NextEra Energy, Inc., or NextEra. Under the Master Agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with the Master Agreement, we established our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and reached full production capacity of 400 MW in the first half of 2019. We plan to continue to increase manufacturing and sales outside China and expand our customer base overseas.

The manufacturing, marketing, distribution and sale of our products internationally, as well as the construction and operation of our manufacturing facilities outside of China may expose us to a number of risks, including those associated with:

●fluctuations in currency exchange rates;
●costs associated with understanding local markets and trends;
●costs associated with establishment of overseas manufacturing facilities;
●marketing and distribution costs;
●customer services and support costs;
●risk management and internal control structures for our overseas operations;
●compliance with the different commercial, operational, environmental and legal requirements;
●obtaining or maintaining certifications for production, marketing, distribution and sales of our products or, if applicable, services;
●maintaining our reputation as an environmentally friendly enterprise for our products or services;
●obtaining, maintaining or enforcing intellectual property rights;
●changes in prevailing economic conditions and regulatory requirements;
●transportation and freight costs;
●employing and retaining manufacturing, technology, sales and other personnel who are knowledgeable about, and can function effectively in, overseas markets;
●trade barriers such as trade remedies, which could increase the prices of the raw materials for our solar products, and export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

●challenges due to our unfamiliarity with local laws, regulation and policies, our absence of significant operating experience in local market, increased cost associated with establishment of overseas operations and maintaining a multinational organizational structure; and
●other various risks that are beyond our control.

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

Our direct sales to the U.S. market accounted for 15.3%, 10.9% and 25.4% of our total revenues in 2017, 2018 and 2019, respectively. In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar was on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the anti-dumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, cash deposits were required to pay on import into the United States of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us were 13.94% (for anti-dumping) and 15.24% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the subsequent administrative reviews by U.S. Department of Commerce.

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The sixth administrative reviews are pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In May 2019, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews are still pending as of the date of this annual report. We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. The final results of the five-year reviews are still pending as of the date of this annual report.

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) were being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigation was not country specific. They involved imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) were causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned were subject to the safeguard measures established in the U.S. President’s final result, which included that the CSPV cells and modules imported would be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we opened our manufacturing facility in the United States, and the products manufactured in such facility will not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States. Our imports of solar cells and modules into the United States were subject to the duties imposed by Section 201 Investigation starting from February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the White House under the Section 201 Investigation.

In August 2017, the United States Trade Representative initiated an investigation pursuant to the Trade Act of 1974, as amended (the “Trade Act”), to determine whether acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation were actionable under the Trade Act (“Section 301 Investigation”). The findings from the United States Trade Representative with the assistance of the interagency Section 301 committee showed that the acts, policies, and practices of the Chinese government related to technology transfer, intellectual property and innovation were unreasonable or discriminatory and burdened or restricted the U.S. commerce. On March 22, 2018, the U.S. President directed his administration to take a range of actions responding to China’s acts, policies, and practices involving the unfair and harmful acquisition of U.S. technology. These actions included imposing an additional duty of 25% on products from China in aerospace, information and communication technology, and machinery. On April 3, 2018, the United States Trade Representative proposed a list of products from China which would be subject to the additional duty. In June and July 2018, the United States Trade Representative proposed three lists of products of from China which were worth approximately US$250 billion (US$34 billion for List 1, US$16 billion for List 2 and US$200 billion for List 3), among which, products on List 1 and List 2 would be imposed a 25% additional duty and products on List 3 would be imposed a 10% additional duty. Certain of our production equipment and raw materials exported from China to be used in our new manufacturing facility in the United States and our solar PV products exported from China were covered by these three lists. In July, August and September 2018, the United States Trade Representative published that the Customs and Border Protection would begin to collect additional duties on the products exported from China on List 1 on July 6, 2018, those on List 2 on August 23, 2018 and those on List 3 on September 24, 2018, respectively. On March 5, 2019, the United States Trade Representative determined that the rates of additional duty for the products on List 3 would remained at 10% until further notice. On May 9, 2019, the United States Trade Representative determined to increase the rates of additional duty for the products on List 3 from 10% to 25% with an effective date on May 10, 2019. In August 2019, the United States Trade Representative determined to impose an additional 10% duty on the fourth list of products of Chinese origin with an annual aggregate trade value of approximately US$300 billion (“List 4”). Certain of our production equipment and raw materials of Chinese origin to be used in our new manufacturing facility in the United States were covered by List 4. The tariff subheadings under List 4 were separated into two lists with different effective dates: the list set forth in annex A of the notice issued by the United States Trade Representative became effective on September 1, 2019; and the list set forth in annex C of the notice became effective on December 15, 2019. On August 30, 2019, the United States Trade Representative determined to increase the rate of additional duty for the products covered by List 4 from 10% to 15%. On December 18, 2019, the United States Trade Representative determined to suspend indefinitely the imposition of additional 15% duty on products covered by annex C of List 4. On January 15, 2020, the United States Trade Representative determined to reduce the rate of the additional duty on products covered by annex A of List 4 from 15% to 7.5% , which became effective on February 14, 2020. The lists of products, which the United States Trade Representative may further revise, may affect the solar industry and the operation of our new manufacturing facility in the United States.

Our direct sales to the European market accounted for 7.9%, 7.9% and 17.5% of our total revenue in 2017, 2018 and 2019, respectively. On June 6, 2013, the European Union imposed provisional anti-dumping duty on the solar panels originating in or consigned from China, including JinkoSolar’s products, at the starting rate of 11.8% until August 5, 2013, and followed by an increased rate averaging 47.6%.

On July 27, 2013, the European Union and Chinese trade negotiators announced that a price undertaking had been reached pursuant to which Chinese manufacturers, including JinkoSolar, would limit their exports of solar panels to the European Union and for no less than a minimum price, in exchange for the European Union agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. The offer was approved by the European Commission on August 2, 2013. The China Chamber of Commerce for Import and Export of Machinery and Electronic Products (the “CCCME”), was responsible for allocating the quota among Chinese export producers, and JinkoSolar had been allocated a portion of the quota. Solar panels imported exceeding the annual quota will be subject to anti-dumping duties. On December 5, 2013, the European Council announced its final decision imposing definitive anti-dumping and anti-subsidy duties on imports of CSPV cells and modules originating in or consigned from China. An average duty of 47.7%, consisting of the anti-dumping and anti-subsidy duties, was applied for a period of two years beginning on December 6, 2013 to Chinese solar panel exporters who cooperated with the European Commission’s investigations. On the same day, the European Commission announced its decision to confirm the acceptance of the price undertaking offered by Chinese export producers, including JinkoSolar, with CCCME in connection with the anti-dumping proceeding and to extend the price undertaking to the anti-subsidy proceeding, which would exempt them from both anti-dumping and anti-subsidy duties. Since November 17, 2016, we have officially withdrawn from the European Union price undertaking agreement.

In May 2015, the European Commission initiated an investigation concerning the possible circumvention of anti-dumping measures and countervailing measures imposed on imports of CSPV modules and key components (i.e. cells) originating in or consigned from China by imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan, whether declared as originating in Malaysia and Taiwan or not (“Anti-circumvention Investigations”). In February 2016, the European Commission made definitive result of this Anti-circumvention Investigations. According to the definitive results, the 53.4% of the anti-dumping duty and 11.5% of the countervailing duty were applicable to the imports of CSPV modules and key components (i.e. cells) originating in or consigned from the People’s Republic of China, was extended to imports of CSPV modules and key components (i.e. cells) consigned from Malaysia and Taiwan whether declared as originating in Malaysia and in Taiwan or not.

In December 2015, the European Commission initiated expiry reviews of the existing countervailing measures and anti-dumping measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from the People’s Republic of China. Such expiry reviews would determine whether the existing countervailing measures and anti-dumping measures would expire or continue to apply. In March 2017, the European Commission made final determination to continue the existing countervailing measures and anti-dumping measures for another 18 months.

In March 2017, the European Commission initiated a partial interim review of the anti-dumping and countervailing measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from China. Such partial interim review examined whether the then existing anti-dumping and countervailing measures, including European Union price undertaking agreement, can still be considered as an appropriate form for the measures. In September 2017, the European Commission determined that the price undertaking would be replaced with a new variable duty minimum import price and a new measure to the Chinese companies that withdrew voluntarily from price undertaking without any non-compliance issues, including certain Chinese affiliates of us.

In October 2016, Jinko Solar Technology Sdn.Bhd, our manufacturing facility in Malaysia, lodged a request to European Commission for an exemption from the anti-dumping and countervailing measures extended to imports of CSPV modules and key components, including solar cells, consigned from Malaysia and Taiwan, despite the declaration of their originations. In November 2017, the European Commission concluded that Jinko Solar Technology Sdn.Bhd fulfilled the criteria laid down in the basic anti-dumping Regulation and basic anti-subsidy Regulation and would be exempted from such extended measures.

The European Union is one of the most important markets for solar products. Anti-dumping, countervailing duties or both imposed on imports of our products into the European Union could materially adversely affect our affiliated European Union import operations, increase our cost of selling into the European Union, and adversely affect our European Union export sales.

In September 2018, the European Commission decided not to extend trade defense measures on solar panels from China. The European Union anti-dumping and anti-subsidy measures applicable to imports of CSPV modules and key components (i.e. cells) originating in or consigned from China expired on September 3, 2018.

In December 2014, Canada initiated the anti-dumping and countervailing investigations on imports of CSPV modules from China. In June 2015, the Canada Border Services Agency (“CBSA”) found that the CSPV modules under investigation had been dumped and subsidized. In July 2015, the Canadian International Trade Tribunal found that the dumping and subsidizing of the above-mentioned goods had not caused injury, but were threatening to cause injury to the domestic industry. As a result, import into Canada of our CSPV modules under investigation from China was subject to the anti-dumping and countervailing duties. The countervailing duty rate (RMB per Watt) applicable to Jiangxi Jinko and Zhejiang Jinko are 0.028 and 0.046, respectively. For anti-dumping duties, CBSA had set normal value for the imported CSPV modules and the anti-dumping duty would be the difference between the export price and normal value if the export price is lower the normal value. No anti-dumping duties would apply if the export price is equal or more than the normal value.

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

In July 2016, Turkish Ministry of Economy initiated anti-dumping investigation against photovoltaic panels and modules classified in Turkish Customs Tariff Code 8541.40.90.00.14, from China. In July 2017, Turkish Ministry of Economy made the final affirmative result of this investigation, pursuant to which import into Turkey of our CSPV panels and modules under investigation from China would be subject to the anti-dumping duty. The anti-dumping duty applicable to us was US$20 per m2.

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

In December 2017, the Directorate General of Safeguards of India initiated a safeguard investigations concerning imports of “solar cells whether or not assembled in modules or panels” (“PUC”) into India to protect the domestic producers of like and directly competitive articles (to the solar cells whether or not assembled in modules or panels) from serious injury/threat of serious injury caused by such increased imports (the “India Safeguard Investigations”). The India Safeguard Investigations were not country specific and involved imports for the products under investigation from all sources, including China. In January 2018, the Directorate General of Safeguards Customs and Central Excise recommended a provisional safeguard duty to be imposed at the rate of 70% ad valorem on the imports of PUC falling under Customs Tariff Item 85414011 of the Customs Tariff Act, 1975 from all countries, including PRC and Malaysia, except some developing countries. In May 2018, Indian central government overruled the Directorate General of Safeguards Customs and Central Excise’s recommendation of provisional safeguard duty at the rate of 70% ad valorem on the imports of PUC. On July 16, 2018, Directorate General of Trade Remedies published the final findings of Safeguard Investigations and recommended to impose the safeguard duty for a period of two years. As of July 30, 2018, Ministry of Finance of India issued a Notification No. 01/2018-Customs (SG) to impose safeguard duty at the following rate effective from July 30, 2018:

●25% ad valorem minus anti-dumping duty payable, if any, when imported during the period from July 30, 2018 to July 29, 2019 (both days inclusive);
●20% ad valorem minus anti-dumping duty payable, if any, when imported during the period from July 30, 2019 to January 29, 2020 (both days inclusive); and
●15% ad valorem minus anti-dumping duty payable, if any, when imported during the period from January 30, 2020 to July 29, 2020 (both days inclusive).

Nothing contained in this notification shall apply to imports of PUC from countries notified as developing countries vide notification no.19/2016-custom (NT) dated February 5, 2016 except PRC and Malaysia.

In March 2020, the Directorate General of Trade Remedies of India initiated a review examining the need for continued imposition of safeguards duty on imports of solar cells whether or not assembled in modules or panels into India. The result of the review is pending as of the date of this annual report.

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

In 2017, 2018 and 2019, our five largest suppliers accounted for 72.5%, 56.4% and 55.9%, respectively, of our total silicon purchases by value. In 2017, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.9% of our total silicon purchases by value. In 2018, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 15.5% of our total silicon purchases by value. In 2019, one of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.3% of our total silicon purchases by value.

Although the global supply of polysilicon has increased significantly, we may experience interruption to our supply of silicon raw materials or late delivery in the future for the following reasons, among others:

●suppliers under our silicon material supply contracts may delay deliveries for a significant period of time without incurring penalties;
●our virgin polysilicon suppliers may not be able to meet our production needs consistently or on a timely basis;
●compared with us, some of our competitors who also purchase virgin polysilicon from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and
●our supply of silicon raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment.

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

In 2017, 2018 and 2019, sales to our top five customers represented 21.8%, 20.5% and 23.6% of our total revenue, respectively. In 2019, our largest customer accounted for 7.0% of our total revenue. In 2018, our largest customer accounted for 7.2% of our total revenue. In 2017, our largest customer accounted for 5.7% of our total revenue. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. Our key module customers include Copenhagen Infrastructure Partners, Swinterton Builder, NextEra and Sustainable Power Group. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material and adverse effect on our business, prospects and results of operations.

We manufacture a majority of our products in four locations in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

The geographical separation of our manufacturing facilities in China necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Jiangxi Province, Zhejiang Province, Xinjiang Uygur Autonomous Region and Sichuan Province. We produce silicon wafers in Jiangxi, Xinjiang and Sichuan, solar cells in Zhejiang, and solar modules in Jiangxi and Zhejiang. As a result, we transport a substantial volume of our silicon wafers and solar cells within China.

The constant long-distance transportation of a large volume of our silicon wafers and solar cells may expose us to various risks, including (i) increases in transportation costs, (ii) loss of our silicon wafers or solar cells as a result of any accidents that may occur in the transportation process, (iii) delays in the transportation of our silicon wafers or solar cells as a result of any severe weather conditions, natural disasters or other conditions adversely affecting road traffic, and (iv) disruptions to our production of solar cells and solar modules as a result of delays in the transportation of our silicon wafers and solar cells. Any of these risks could have a material adverse effect on our business and results of operations.

Prepayment arrangements to our suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2019, we had RMB2.52 billion (US$362.3 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts, and even if we do, the collateral we received is deeply subordinated and shared with all other customers and other senior lenders of the suppliers.

Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. For example, in January 2013, we notified Wuxi Zhongcai Technological Co. Ltd. (“Wuxi Zhongcai”), one of our former polysilicon providers, to terminate our long-term supply agreement, in response to adverse developments in Wuxi Zhongcai’s business. In February 2013, we became involved in two lawsuits with Wuxi Zhongcai over the supply agreement. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. We received final judgements from the Supreme People’s Court for the two lawsuits in January and February 2019, respectively, which provide that, among others, Wuxi Zhongcai shall fully return our prepayments and interests accrued thereon. In December 2019, we entered into a settlement agreement for the enforcement of the Supreme People’s Court’s final judgements with Wuxi Zhongcai, Wuxi Zhongcai Group Co., Ltd., the parent company of Wuxi Zhongcai, Wuxi Zhongcai New Materials Co., Ltd. and Yuanqing Zhou, the legal representative of Wuxi Zhongcai. According to the settlement agreement, Wuxi Zhongcai and Wuxi Zhongcai Group Co., Ltd. will return our prepayments and interests by the end of June 2020 while Wuxi Zhongcai New Materials Co., Ltd. and Yuanqing Zhou are jointly and severally liable for Wuxi Zhongcai’s obligations under the settlement agreement. As of the date of this annual report, we have received the first payment of RMB52.5 million (US$7.5 million) from Wuxi Zhongcai. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends. Due to the decrease in the prices of solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB313.7 million, RMB220.2 million and RMB135.9 million (US$19.5 million) in 2017, 2018 and 2019, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Our accounts receivable turnover were 77 days, 93 days and 85 days in 2017, 2018 and 2019, respectively. Correspondingly, we recorded provisions for accounts receivable of RMB264.7 million, RMB256.6 million and RMB318.2 million (US$45.7 million) as of December 31, 2017, 2018 and 2019, respectively. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, we may need to continue to provide for doubtful accounts and write off overdue accounts receivable we determine as not collectible.

Selling our products on credit terms has increased, and may continue to increase our working capital requirements, which may negatively affect our liquidity. We may not be able to maintain adequate working capital primarily through cash generated from our operating activities and may need to secure additional financing for our working capital requirements, which may not be available to us on commercially acceptable terms or at all.

In addition, we are exposed to the credit risk of customers to which we have made credit sales in the event that any of such customers becomes insolvent or bankrupt or otherwise does not make timely payments. For example, we sell our products on credit to certain customers in emerging or promising markets in order to gain early access to such markets, increase our market share in existing key markets or enhance the prospects of future sales with rapidly growing customers. There are high credit risks in doing business with these customers because they are often small, young and high-growth companies with significant unfunded working capital, inadequate balance sheets and credit metrics and limited operating histories. If these customers are not able to obtain satisfactory working capital, maintain adequate cash flow, or obtain construction financing for the projects where our solar products are used, they may be unable to pay for products they have ordered from us or for which they have taken delivery. Our legal recourse under such circumstances may be limited if the customers’ financial resources are already constrained or if we wish to continue to do business with these customers.

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

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for RMB2.7 million for breaching the contract by failing to make allegedly required payments and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January 2016, Wuxi Zhongcai also changed the complaint, in which it claimed for the liquidated damages amounting to RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. We received final judgements for the two lawsuits from the Supreme People’s Court in January and February 2019, respectively, which provide that, among others, Wuxi Zhongcai shall fully return our prepayments and interests accrued thereon. In December 2019, we entered into a settlement agreement for the enforcement of the Supreme People's Court's final judgements with Wuxi Zhongcai, Wuxi Zhongcai Group Co., Ltd., the parent company of Wuxi Zhongcai, Wuxi Zhongcai New Materials Co., Ltd. and Yuanqing Zhou, the legal representative of Wuxi Zhongcai. According to the settlement agreement, Wuxi Zhongcai and Wuxi Zhongcai Group Co., Ltd. will return our prepayments and interests by the end of June 2020 while Wuxi Zhongcai New Materials Co., Ltd. and Yuanqing Zhou are jointly and severally liable for Wuxi Zhongcai's obligations under the settlement agreement. As of the date of this annual report, we have received the first payment of RMB52.5 million (US$7.5 million) from Wuxi Zhongcai.

In the fourth quarter of 2017, we decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa. In December 2017, the South African Revenue Services (“SARS”), issued a letter of demand in terms of the Customs and Excise Act (the “Act”). The demand was for the amount of approximately ZAR573.1 million (US$42.4 million) against JinkoSolar (Pty) Ltd. SARS alleged that JinkoSolar (Pty) Ltd’s importation of certain components for the manufacturer of solar panels and the rebate of customs duty did not comply with the Act. We were of the view that SARS’ decision to persist with the letter of demand for the amounts in question was without any legal basis and intended on vigorously defending JinkoSolar (Pty) Ltd against all these claims. JinkoSolar (Pty) Ltd submitted an application to SARS for the suspension of payment for the amount demanded. In February 2018, JinkoSolar (Pty) Ltd lodged an internal appeal in terms of sections 77A–77F of the Act against the decision of SARS to claim the amounts demanded and the basis thereof to the Customs National Appeals Committee of South Africa. In December 2018, Jiangxi Jinko transferred 100% equity interest in Jinko Solar Investment (Pty) Ltd to an independent third party, at which point both Jinko Solar Investment (Pty) Ltd and its subsidiary JinkoSolar (Pty) Ltd were no longer our affiliated companies and their financial results were no longer consolidated into our consolidated financial statements.

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. An arbitration tribunal was constituted on September 5, 2019 which decided on January 4, 2020 that the Singapore Customer shall submit its statement of claim no later than June 4, 2020 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim. The Singapore Customer has not submitted its statement of claim as of the date of this annual report. The arbitrations are still in the preliminary stage and it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and liability and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Moura Fábrica Solar – Fabrico e Comércio de Painéis Solares, Lda. (“MFS”) submitted a request for arbitration at International Chamber of Commerce (Case No. 24344/JPA) against Projinko Solar Portugal, Unipessoal Lda (“Projinko”) in connection with dispute arising out of (i) a business unit lease agreement (the “Business Unit Lease Agreement”) entered into on August 23, 2013 between MFS and Jinko Solar (Switzerland) AG (“Jinko Switzerland”), (ii) an assignment agreement dated May 26, 2014, whereby Jinko Switzerland assigned and transferred to Projinko all rights, title, interest, liabilities and obligations under the Business Unit Lease Agreement, and (iii) an amendment agreement relating to the Business Unit Lease Agreement dated December 29, 2015 (the Business Unit Lease Agreement, the assignment agreement and the amendment agreement are collectively referred to as “Lease Agreements”). In order to ensure the performance of parties’ respective obligations under the Lease Agreements, a guarantee from the parent company of MFS, Acciona Energia, S.A.U. and a bank guarantee was granted in favor of Projinko, and a guarantee from the parent company of Projinko, Jiangxi Jinko, and a bank guarantee was also granted in favor of MFS. The notice of request for arbitration had not been duly and effectively served by MFS to Projinko. In July 2019, MFS submitted a request at International Chamber of Commerce to join Jinko Switzerland and Jiangxi Jinko as two additional parties, alleging they were indispensable to the current dispute and claiming against Projinko, Jiangxi Jinko and Jinko Switzerland recovery of two drawdowns by Projinko under the bank guarantee in the amount of €1,965,170 and €846,604.41, respectively, with the interests thereon as well as economic damages suffered by MFS as a result thereof.

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. As of the date of this annual report, the arbitration tribunal has been constituted and the arbitration is still in the preliminary stage. We believe Projinko, Jiangxi Jinko and Jinko Switzerland have reasonable grounds to challenge MFS’ claim in the present case, and will vigorously defend against the claim made by MFS.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries.

(i) On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Q CELLS & Advanced Materials Corporation (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. The administrative law judge’s initial determination will be reviewed by the ITC within 45 days after its issuance date.

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. The main hearing of the case was scheduled in May 2020.

(iii) On March 12, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”), following which FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application (“Discovery Request”).

We believe that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215 (“the ‘215 Patent”), EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating our non-infringement of the Asserted Patents. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any. On June 3, 2019, we filed a petition for inter partes review (“IPR”) of the 215 Patent with the U.S. Patent and Trademark Appeal Board (“PTAB”). IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the 215 patent claims in view of prior art.

In addition, failure to maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.

Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time-consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, financial condition and results of operations.

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

We may continue to grow our operations through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the solar power industry value chain in the future. Such acquisitions, participation in joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management resources. Our acquisitions may expose us to the following risks:

●	There may be unforeseen risks relating to the target’s business and operations or liabilities of the target that were not discovered by us through our legal and business due diligence prior to such acquisition. Such undetected risks and liabilities could have a material adverse effect on our business and results of operations in the future.
●	There is no assurance that we will be able to maintain relationships with previous customers of the target, or develop new customer relationships in the future. Loss of our existing customers or failure to establish relationships with new customers could have a material adverse effect on our business and results of operations.
●	Acquisitions will generally divert a significant portion of our management and financial resources from our existing business and the integration of the target’s operations with our existing operations has required, and will continue to require, significant management and financial resources, potentially straining our ability to finance and manage our existing operations.
●	There is no assurance that the expected synergies or other benefits from any acquisition or joint venture investment will actually materialize. If we are not successful in the integration of a target’s operations, or are otherwise not successful in the operation of a target’s business, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.
●	Acquisition or participation in new joint venture or strategic alliance may involve us in the management of operation in which we do not possess extensive expertise.

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

The NEA released a “Technology Top Runner” program in 2017, which has more stringent technology standards than other “Top Runner” programs, to promote solar projects using higher-efficiency modules (requiring a conversion efficiency rate of 18.9% or above for monocrystalline solar cells and 18.0% or above for multicrystalline solar cells) and most advanced technologies (especially breakthrough technologies that have not reached the stage of mass production). In order to promote our high-efficiency modules and cutting-edgy N-type battery technologies, (i) we and JinkoPower jointly established Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), a PRC company, in the third quarter of 2018, in which we then held 51% equity interest and had made capital contribution of RMB98 million in cash as of December 31, 2018, and (ii) we formed a bidding consortium with JinkoPower to bid for “Technology Top Runner” solar projects, and had won a 250 MW “Technology Top Runner” solar project in Shangrao, Jiangxi Province (the “Technology Top Runner Project”). We supplied N-type monocrystalline modules to this project, whose conversion efficiency is even higher than our P-type monocrystalline PERC modules. The Technology Top Runner Project was developed by Poyang Luohong. We sold all of our equity interest in Poyang Luohong to an independent third party, and filed the change of ownership with Shangrao Market Supervision Administration on December 17, 2019. We currently do not have plans to develop solar projects in China or overseas. As of December 31, 2019, we did not own any solar project in China, and we had only one solar power project in operation and one project under construction outside China.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2019, we had RMB9.05 billion (US$1.30 billion) in outstanding short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) and RMB1.59 billion (US$227.8 million) in outstanding long-term bank borrowings (excluding the current portion of long-term bank borrowings and failed sale-leaseback financing).

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo Bank, National Association (“Wells Fargo”), the term of which was later extended to November 2022. The credit limit was raised to US$40.0 million in June 2015 and further to US$60.0 million in July 2016 through amendments to the credit agreement. Borrowings under the credit agreement would be used to support our working capital and business operations in the United States.

In May 2015, we signed a US$20.0 million three-year bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations. The term of this bank facility has been extended to March 2021.

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad, the term of which has been extended to September 2020, to support our working capital and business operations in Malaysia.

In May 2017, we provided a guarantee due April 2019 for a loan of Sweihan PV Power Company P.J.S.C, our equity investee, for developing overseas solar power projects, in an aggregate principal amount not exceeding US$42.9 million.

In July 2017, we issued medium-term notes of RMB300.0 million due July 2020 for working capital purposes, all of which were redeemed in July 2019.

In July 2017, we entered into a four-year financial lease in the amount of RMB600.0 million to support the improvement of our production efficiency.

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan. The loan was upsized to JPY6.70 billion after annual review in June 2019.

In May 2019, we issued convertible senior notes of US$85 million in aggregate principal amount due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears.

In September 2019, we signed an RMB100 million one-year bank facility agreement with Malayan Banking Berhad, the term of which is renewable annually, to supplement our working capital.

We may not have sufficient funds available to meet our payment obligations in light of the amount of bank borrowings due in the near term future. This level of debt and the imminent repayment of our notes and other bank borrowings could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations, and limiting our ability to obtain additional financing;
●	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and
●	potentially increasing the cost of any additional financing.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt.

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2019, RMB1.15 billion (US$165.0 million) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by local banks. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Furthermore, since the majority of our short-term borrowings came from Chinese banks, we are exposed to lending policy changes by the Chinese banks. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar power companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future.

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

Our failure to maintain sufficient collateral under certain pledge contracts for our short-term loans may materially adversely affect our financial condition, liquidity and results of operations.

As of December 31, 2019, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB9.05 billion (US$1.30 billion), including the current portion of long-term bank borrowings and failed sale-leaseback financing, secured by certain of our inventory with net book value of RMB258.7 million (US$37.2 million), land use rights, property, plant and equipment with total net book value of RMB2.33 billion (US$334.7 million), and account receivables of RMB1.20 billion (US$172.4 million). We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral upon request, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition, liquidity and results of operations may be materially adversely affected.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2019 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

In May 2011, we engaged PowerGuard Specialty Insurance Services (“PowerGuard”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 1, 2011. Since May 2011, we have been renewing the insurance policy upon its expiration in every May. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our export sales represented 62.8%, 73.6% and 82.5% of our total revenue in 2017, 2018 and 2019, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. For example, we expect our revenue and gross margin to be adversely affected by the recent appreciation of Renminbi against U.S. dollars, as a substantial portion of our sales are denominated in U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred a foreign-exchange loss of RMB114.3 million in 2017, a foreign exchange gain of RMB33.7 million in 2018, and a foreign exchange gain of RMB8.8 million (US$1.3 million) in 2019. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. Although we have entered into a number of foreign-exchange forward contracts and foreign exchange options with local banks to manage our risks associated with foreign-exchange rates fluctuations, we cannot assure you that our hedging efforts will be effective. Our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on our results of operations.

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

In addition, our silicon wafer and solar module production and storage facilities are located in close proximity to one another in the Shangrao Economic Development Zone in Jiangxi Province, and our solar cell production and storage facilities are located in close proximity to one another in Haining, Zhejiang Province. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in either of the two locations could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which may adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

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

As of the date of this annual report, our founders, Xiande Li who is our chairman, Kangping Chen who is our director and chief executive officer, and Xianhua Li who is our director, beneficially owned 12.9%, 8.9% and 3.5%, respectively, or 25.1% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims in the event that the use of our products results in property damage or personal injury. Since our products are ultimately incorporated into electricity generating systems, it is possible that users could be injured or killed by devices that use our products, whether as a result of product malfunctions, defects, improper installations or other causes. Due to our limited operating history, we are unable to predict whether product liability claims will be brought against us in the future or to predict the impact of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Our product liability insurance coverage is limited and we may not have adequate resources to satisfy a judgment in the event of a successful claim against us. In addition, we do not carry any business interruption insurance. As the insurance industry in China is still in its relatively early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared with that offered in many other countries. Any business interruption or natural disaster could result in substantial losses and diversion of our resources and materially adversely affect our business, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

As of the date of annual report, share options with respect to 9,194,356 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan, and there are 113,336 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of this annual report, share options with respect to 10,535,980 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan, and there are 4,441,952 ordinary shares issuable upon the exercise of outstanding options granted under the plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we had 756 patents and 376 pending patent applications in China. Our patents’ validity is generally ten years. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

Our success depends on our ability to use and develop our technology and know-how, and to manufacture and sell our recovered silicon materials, silicon wafers, solar cells and solar modules, develop solar power projects or otherwise operate our business in the solar industry without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our business depends substantially on the continuing efforts of our founders, executive officers and key technical personnel, as well as our ability to maintain a skilled labor force. Our business may be materially adversely affected if we lose their services.

Our success depends on the continued services of our founders, Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li, and other executive officers and key personnel. We do not maintain key-man life insurance on any of our founders, executive officers and key personnel. If one or more of our founders, executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to readily replace them, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our founders, executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our founders, executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our founders, executive officers and key personnel reside and hold most of their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us” in this annual report.

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

Compliance with environmentally safe production and construction and renewable energy development regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.

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

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the Regulations on the Safety Management of Hazardous Chemicals, which became effective on March 15, 2002 and were amended on December 1, 2011 and December 7, 2013, we are required to engage state-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. In compliance with Jiaxing City environmental authority’s requests, we commenced efforts to meet their targets for hazardous chemical and wastes in May 2012. Environmental authorities of Haining City and Jiaxing City evaluated our efforts and confirmed that we satisfied their targets in September 2012. Moreover, we filed a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources.

Moreover, we are required to obtain construction permits before commencing constructing production facilities. We are also required to obtain the approvals from PRC environmental protection authorities before commencing commercial operations of our manufacturing facilities. We are also required to comply with renewable energy development regulations and directives for our operations in China. We commenced construction of a portion of our solar cell and solar module production facilities prior to obtaining the construction permits and commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure and we, through Poyang Luohong, a joint venture in which we then held 51% equity interest, had commenced the construction of the Technology Top Runner Project prior to obtaining the construction permits, land use certificates and certain other approvals. Although we have subsequently obtained all required environmental approvals covering all of existing production capacity except a portion of solar cell and solar module production capacity and we have disposed of all our equity interest in Poyang Luohong, we cannot assure you that we will not be penalized by the relevant government authorities for our non-compliance with the PRC environmental protection, safe production and construction regulations, including renewable energy development regulations and directives.

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

We face risks related to health epidemics and other outbreaks. In particular, we were, and could be further, adversely affected by the global outbreak of COVID-19.

Our business could be adversely affected by the effects of novel coronavirus (“COVID-19”), Ebola virus disease, influenza A (“H1N1”), avian flu, severe acute respiratory syndrome (“SARS”), or other epidemic outbreak.

In December 2019, a strain of COVID-19 was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. The Chinese central government and local governments in Wuhan and other cities in China have introduced various temporary measures to contain the COVID-19 outbreak, such as extension of the Lunar New Year holidays and travel restrictions, which have impacted and could further impact national and local economy to different degrees. As the COVID-19 subsequently spreads globally, many governments in other countries and regions have also introduced travel restrictions, lock-down policies, suspension of business activities and other temporary measures. The global spread of the COVID-19 has created significant volatility and uncertainty, as well as economic disruption. Our production could be severely affected if our employees or the regions in which our facilities are located are affected by the COVID-19. For example, a facility could be closed by government authorities for a sustained period of time, some or all of our workforce could be unavailable due to quarantine, fear of catching the disease or other factors, and local, national or international transportation or other infrastructure could be affected, leading to delays or loss of production. In addition, our suppliers and customers are subject to similar risks, which could lead to a shortage of raw materials or a reduction in our customers’ demand for our products. We may have to decrease the selling price of our products to attract and retain customers if the demand for our products decreases. We rely on a variety of common carriers to transport our raw materials from our suppliers, and to transport products from us to our customers. Problems suffered by any of these common carriers could result in shipping delays, increased costs or some other supply chain disruption and could therefore have a material adverse effect on our operations. While it is unknown how long these conditions will last and what the complete financial effect will be to us, our supply of certain raw materials and logistics during the first quarter of 2020 was temporarily affected, causing some module shipments to be postponed to the second quarter of 2020. As a result, some of our customers delayed their payments, which temporarily affected our cash flow. In addition, our capacity utilization rate of certain overseas manufacturing facility has been temporarily affected as we have to limit the number of workers gathering at the facility pursuant to the instructions of the local authorities. In response to the COVID-19 outbreak, we implemented a number of initiatives to ensure business continuity, including ensuring the safety and health of our employees and minimizing the impact of the outbreak on production and delivery by stocking up on critical raw materials and optimizing production and logistics. The situation of the COVID-19 outbreak is very fluid and we are closely monitoring its impact on us. There may be further adverse impact on our operation, liquidity, financial condition and results of operations if the conditions last a sustained period of time and continue to develop globally.

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

These outbreaks of contagious diseases and other adverse public health developments in China and around the world would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

On January 1, 2020, the Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) came into effect. On February 5, 2020, the MOFCOM stated in a reply to the public that the provisions in Circular 10 do not conflict with the Foreign Investment Law and its implementing regulations should continue to apply. The MOFCOM will, in conjunction with the implementation of the Foreign Investment Law and its implementing regulations, study relevant issues related to Circular 10 and start relevant work at appropriate time to further improve the foreign mergers and acquisitions system under the framework of the Foreign Investment Law.

We undertook a restructuring in 2007, or the 2007 Restructuring, and our founders and JinkoSolar Technology Limited, previously Paker Technology Limited (“JinkoSolar Technology”), obtained the approval of Jiangxi MOFCOM, for the acquisition of certain equity interest in Jiangxi Desun and the pledge by our founders of their equity interest in Jiangxi Desun to JinkoSolar Technology, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both JinkoSolar Technology and Jiangxi Desun, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central government level. To remedy this past non-compliance, we undertook another corporate restructuring in 2008, or the 2008 Restructuring, under which the share pledge was terminated on July 28, 2008 and JinkoSolar Technology transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited (“Long Faith”), an unrelated Hong Kong company, on July 31, 2008. In addition, on November 11, 2008, we received written confirmation from Jiangxi MOFCOM in its reply to our inquiry that there had been no modification to the former approvals for the 2007 acquisition and pledge and JinkoSolar Technology’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Nevertheless, we cannot assure you that MOFCOM will not revoke such approval and subject us to regulatory actions, penalties or other sanctions because of such past non-compliance. If the approval of Jiangxi MOFCOM for the 2007 acquisition and pledge were revoked and we were not able to obtain MOFCOM’s retrospective approval for the 2007 acquisition and pledge, Jiangxi Desun may be required to return the tax benefits to which only a foreign-invested enterprise was entitled and which were recognized by us during the period from April 10, 2007 to December 31, 2007, and the profit distribution to JinkoSolar Technology in December 2008 may be required to be unwound. Under an indemnification letter issued by our founders to us, our founders have agreed to indemnify us for any monetary losses we may incur as a result of any violation of Circular 10 in connection with the restructuring we undertook in 2007. We cannot assure you, however, that this indemnification letter will be enforceable under the PRC law, our founders will have sufficient resources to fully indemnify us for such losses, or that we will not otherwise suffer damages to our business and reputation as a result of any sanctions for such non-compliance.

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

Our business is primarily based in the PRC and a portion of our sales are made in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including:

●	the level of government involvement;
●	the level of development;
●	the growth rate;
●	the control of foreign exchange; and
●	the allocation of resources.

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

Uncertainties and limitations with respect to the PRC legal system could have a material adverse effect on us.

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of national laws by local regulations. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, U.S. Department of Justice and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in the PRC. For example, there are significant legal and other obstacles to obtaining information needed for investigations or litigation in the PRC. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeepers, who may have engaged in fraud or other wrongdoing. See "—It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC against, us, our directors, or our senior management members who live inside the PRC." Moreover, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and overseas investors. Furthermore, shareholder claims that are common in the U.S., including class action under securities laws and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in the PRC. Investors in the PRC may not have the ability to seek certain legal remedies in U.S. courts as private plaintiffs, and may have to rely on domestic legal remedies that are available in the PRC. These uncertainties and limitations could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

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

Under the framework of the Foreign Investment Law that came into effect on January 1, 2020, the scope of national security review expands from mergers and acquisitions to all foreign investment activities. According to Article 35 of the Foreign Investment Law, a security review system for foreign investment will be established in the country, under which the security review shall be conducted for any foreign investment affecting or having the possibility to affect national security. According to Article 40 of the Foreign Investment Law, where any country or region takes any discriminatory prohibitive or restrictive measures, or other similar measures against China in terms of investment, China may take corresponding measures against the said country or region in light of the actual conditions.

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

Currently, there are no public provisions or official interpretations specifically providing that our current businesses fall within the scope of national security review and there is no requirement that foreign investors to those merger and acquisition transactions completed prior to the promulgation of Circular 6 take initiatives to submit such transactions to MOFCOM for national security review. However, as there is no clear statutory interpretation on the implementation of the security review system, there is no assurance that the relevant PRC regulatory authorities will have the same view as us when applying them. If our future merger and acquisition transactions and other indirect investments are subject to the national security review, the application of the national security review may further complicate our future merger and acquisition and investment activities, and our expansion strategy may be adversely affected as a result.

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

We believe that all of our beneficial owners who are PRC citizens or residents have completed their registrations with the competent local SAFE branch in accordance with the SAFE Circular 75 before the promulgation of SAFE Circular 37. However, we may not at all times be fully aware or informed of the identities of all of our beneficial owners who are PRC citizens or residents, and we may have little control over either our present or prospective direct or indirect PRC resident beneficial owners or the outcome of such registration procedures. We cannot assure you that the SAFE registrations of our present beneficial owners or future beneficial owners who are PRC citizens or residents have been or will be amended to reflect, among others, the shareholding information or equity investment as required by the SAFE Circular 37 and subsequent implementation rules at all times. The failure of these beneficial owners to comply with the registration procedures set forth in the SAFE Circular 37 may subject such beneficial owners and our PRC subsidiaries to fines and legal sanctions. Such failure may also result in restrictions on our PRC subsidiaries’ ability to distribute profits to us or our ability to inject capital into our PRC subsidiaries or otherwise materially adversely affect our business, financial condition and results of operations. Furthermore, it is unclear how the SAFE Circular 37 and any future regulation concerning offshore or cross-border transactions will be interpreted and implemented by the relevant PRC government authorities. We cannot predict how these regulations will affect our business operations or future strategy.

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

On December 26, 2017, the NDRC promulgated the Administrative Measures for the Outbound Investment of Enterprises (the “new ODI Measure”), which took effect from March 1, 2018, and replaced the Administrative Measures for Approval and Record-filing on Overseas Investment Projects promulgated by the NDRC on April 8, 2014. The new ODI Measure will further enhance supervision of overseas investments through reports of seriously unfavorable events, inquiry letters and related supervision systems. Where PRC citizens make investments abroad through overseas enterprises under their control, the new ODI Measure will apply mutatis mutandis.

Besides overseas investments of PRC subsidiaries, all of our overseas investments may subject to supervision and inspection under the new ODI Measure, which may materially increase the complexity of regulatory compliance aspect of our overseas investments. However, the implementation and interpretation of the new ODI Measure are uncertain and will subject to the practice of the NDRC.

Our ability to access financing could be adversely affected by PRC regulations.

Laws, regulations and policies issued in the PRC may apply to our company. For example, the NDRC issued the NDRC Circular, which came into effect on September 14, 2015. The NDRC Circular requires domestic enterprises and/or their overseas controlled enterprises or branches to procure the registration of any issue of debt securities outside the PRC with the NDRC prior to such issue, and to notify the NDRC of the particulars of such issue within a prescribed timeframe after such issue. The NDRC’s acceptance of any application for registration is subject to the availability of a sufficient amount within the NDRC’s stipulated foreign debt aggregate quota (the “Aggregate Quota”). Registrations for issue of foreign debt may not be accepted by the NDRC for either administrative reasons or due to the Aggregate Quota having been fully utilized at the time of filing. There is also no assurance that any registration with the NDRC will not be revoked or amended in the future.

The application of relevant laws, regulations and policies issued in the PRC, such as the NDRC Circular, could therefore restrict our ability to raise debt financing and could also impose registration and reporting requirements that could affect our ability to raise debt financing in a timely manner.

Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.

We are a Cayman Islands holding company with a substantial part of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law of the PRC (the “CIT Law”) which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Regulation on the Implementation of the CIT Law (the “Implementation Rules of the CIT Law”) which became effective on January 1, 2008, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. For example, as JinkoSolar Technology is a Hong Kong company and has owned 100% of the equity interest in Jiangxi Jinko and 25% of the equity interest in Zhejiang Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Technology is deemed the beneficial owner of such dividends and that JinkoSolar Technology is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Taxation Administration on How to Understand and Identify a “Beneficial Owner” under Tax Treaties (“STA Circular 601”), effective on October 27, 2009, and the Announcement of the State Taxation Administration on the Determination of “Beneficial Owners” in the Tax Treaties (“STA Announcement 30”), effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Technology is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology will be subject to the PRC withholding tax at a 10% rate instead of a reduced rate of 5%. On February 3, 2018, the State Taxation Administration of China (the “STA”) released Announcement of the State Taxation Administration on Issues concerning the “Beneficial Owner” in Tax Treaties (the “STA Announcement 9”) which replaced STA Circular 601 and STA Announcement 30. The STA Announcement 9 comprehensively updates the assessment principles for the determination of beneficial ownership under agreements between China and other jurisdictions for the avoidance of double taxation. The STA Announcement 9 has also tightened the first two unfavorable factors of STA Circular 601. This will be challenging for some non-resident taxpayers as their treaty benefits may be denied for the lack of beneficial ownership status.

The CIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “PRC tax resident enterprises” and will generally be subject to the uniform 25% PRC corporate income tax rate as to their global income. Under the Implementation Rules of the CIT Law, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and business, personnel, accounts and properties of an enterprise. On April 22, 2009, the STA promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“STA Circular 82”). According to STA Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if certain conditions are met. Despite of those conditions, as STA Circular 82 only applies to enterprises incorporated outside China controlled by PRC enterprises or a PRC enterprise, it remains unclear how the PRC tax authorities will determine the location of “de facto management bodies” for offshore enterprises that are controlled by individual PRC tax residents or non-PRC enterprises, as our company and JinkoSolar Technology. Therefore, it remains unclear whether the PRC tax authorities would regard our company or JinkoSolar Technology as PRC tax resident enterprises. If our company and JinkoSolar Technology are regarded by PRC tax authorities as PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko and Zhejiang Jinko to JinkoSolar Technology and ultimately to our company could be exempt from the PRC withholding tax, while our company and JinkoSolar Technology will be subject to the uniform 25% corporate income tax rate on our global income at the same time.

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

We conduct a substantial part of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside 10% of their after-tax profits based on PRC accounting standards each year as statutory common reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2019, these general reserves amounted to RMB689.7 million (US$99.1 million), accounting for 3.9% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenue denominated in Renminbi increases or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ADSs. Under China’s existing foreign exchange regulations, foreign currency under current account transactions, such as dividend payments and trade-related transactions are generally convertible. Accordingly, our operating subsidiaries in China are able to pay dividends in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. On January 1, 2020, the Foreign Investment Law and its implementing regulations came into effect. According to the Foreign Investment Law, a foreign investor may, in accordance with the law, freely transfer into or out of the PRC its contributions, profits, capital earnings, income from asset disposal, intellectual property rights royalties acquired, compensation or indemnity legally obtained, income from liquidation, etc., made or derived within the territory of the PRC in RMB or any foreign currency, subject to no illegal restriction by any entity or individual in terms of the currency, amount, frequency of such transfer into or out of the PRC, etc. The foreign exchange control in the field of foreign investment has been continuously relaxed. However, in practice, laws and regulations regarding the legality of foreign exchange projects still need to be followed. The SAFE issued the Circular on Further Promoting the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance on January 26, 2017, pursuant to which the SAFE restated the procedures and reemphasized the bona-fide principle for banks to follow during their review of certain cross-border profit remittance. We cannot assure you that the PRC government would not take further measures in the future to restrict access to foreign currencies for current account transactions. Foreign exchange transactions by our operating subsidiaries in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one of our operating subsidiaries in China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE.

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

Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko, Yuhuan Jinko and Haining Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” and Xinjiang Jinko was designated by the relevant local authorities as “Enterprise in the Encouraged Industries” under the CIT Law. Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko and Xinjiang Jinko were subject to a preferential tax rate of 15% for 2017, 2018 and 2019. Zhejiang Jinko enjoyed the preferential tax rate of 15% in 2015, 2016 and 2017. In 2018, Zhejiang Jinko successfully renewed this qualification and enjoyed the preferential tax rate of 15% in 2018 and 2019. Zhejiang Jinko will continue to enjoy such rate in 2020. Jiangxi Jinko and Jiangxi Materials enjoyed the preferential tax rate of 15% in 2016, 2017 and 2018 and has successfully renewed this qualification for 2019, 2020 and 2021. Xinjiang Jinko was subject to a preferential tax rate of 15% for 2017, 2018 and 2019. Yuhuan Jinko and Haining Jinko enjoyed the preferential tax rate of 15% in 2019 and will continue to enjoy such rate in 2020 and 2021. However, we cannot assure you that Zhejiang Jinko, Jiangxi Jinko, Jiangxi Materials, Xinjiang Jinko, Yuhuan Jinko or Haining Jinko will continue to qualify as “High and New Technology Enterprises” or “Enterprise in the Encouraged Industries” when subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and its Implementation Rules will be enforced, and whether its future implementation will be consistent with its current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially adversely affected.

According to the Provisional Regulation of the PRC on Value-Added Tax as amended on November 19, 2017 and its implementing rules, and the Announcement on Relevant Policies for Deepening Value-Added Tax Reform promulgated on March 20, 2019, effective from the date of April 1, 2019, gross proceeds from sales and importation of goods and provision of services are generally subject to a value-added tax (“VAT”) at 13%, instead of 16%, with exceptions for certain categories of goods that are taxed at a rate at 9%, instead of 10%.

The State Council promulgated the Circular of the State Council on Cleaning up and Standardizing Preferential Policies on Tax and Other Aspects (“Circular 62”), on November 27, 2014 in an effort to render the preferential policies on tax, non-tax income, fiscal expenditure, and other aspects of the local government consistent with the PRC central laws and regulations. According to the Circular 62, the local tax authorities shall conduct the special clean-up action, which leads to preferential policies violating PRC central laws and regulations being declared ineffective and repealed and preferential policies not violating PRC central laws and regulations being retained. In addition, the special clean-up action requires that all provincial governments and relevant authorities shall, prior to the end of March 2015, report the outcome of the special clean-up action in respect of preferential policies on tax and other aspects to the Ministry of Finance, and the Ministry of Finance shall then forward the outcome to the State Council for final determination. On May 10, 2015, the State Council issued the Circular on Matters Relating to Preferential Policies for Tax and Other Aspects (“Circular 25”), which suspended the implementation of special clean-up action of Circular 62. Circular 25 provides that in respect of existing local preferential policies with specified time limit, such time limit shall still apply; if there is no specified time limit, the local governments shall have the discretion to set up a transitional period to adjust the policies. Furthermore, it provides that preferential tax policies stipulated in the agreements between local governments and enterprises remain valid and the implemented part of the policies shall not be retrospectively affected. However, it is not clear whether or not and when the special clean-up action will resume. The repeal of any preferential policy on tax and other aspects may materially adversely affect our financial condition and business operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC tax resident enterprises by non-PRC holding companies.

Under the current PRC tax regulations, indirect transfers of equity interests and other properties of PRC tax resident enterprises by non-PRC holding companies may be subject to PRC tax. In accordance with the Announcement of the State Taxation Administration on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises (“STA Announcement 7”), issued by the STA on February 3, 2015, if a non-PRC tax resident enterprise indirectly transfers equities and other properties of a PRC tax resident enterprise and such indirect transfer will produce a result identical or substantially similar to direct transfer of equity interests and other properties of the PRC tax resident enterprise, the non-PRC tax resident enterprise may be subject to PRC withholding tax at a rate up to 10%. The Announcement of the State Taxation Administration on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source (“STA Announcement 37”), which was issued by the STA on October 17, 2017 and became effective on December 1, 2017, renovates the principles and procedures concerning the indirect equity transfer tax withholding for a non-PRC tax resident enterprise. Failure to comply with the tax payment obligations by a non-PRC tax resident will result in penalties, including full payment of tax owed, fines and default interest on those tax.

According to STA Announcement 7, where a non-resident enterprise indirectly transfers equity interests or other properties of PRC tax resident enterprises, (“PRC Taxable Property”) to avoid its tax liabilities by implementing arrangements without reasonable commercial purpose, such indirect transfer shall be re-characterized and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer and attributable to PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In the case of an indirect transfer of property of establishments of a foreign enterprise in the PRC, the applicable tax rate would be 25%. STA Announcement 7 also illustrates certain circumstances which would indicate a lack of reasonable commercial purpose. STA Announcement 7 further sets forth certain “safe harbors” which would be deemed to have a reasonable commercial purpose. As a general principle, the STA also issued the Administration of General Anti-Tax Avoidance (Trial Implementation) (“GATA”), which became effective on February 1, 2015 and empowers the PRC tax authorities to apply special tax adjustments for “tax avoidance arrangements.”

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

Circular 10 established additional procedures and requirements including the requirements that in certain instances foreign investors obtain MOFCOM’s approval when they acquire equity or assets of a PRC domestic enterprise. According to Article 35 of the Foreign Investment Law, a security review system for foreign investment will be established in the country, under which the security review shall be conducted for any foreign investment affecting or having the possibility to affect national security. According to Article 40 of the Foreign Investment Law, where any country or region takes any discriminatory prohibitive or restrictive measures, or other similar measures against the People’s Republic of China in terms of investment, the People’s Republic of China may take corresponding measures against the said country or region in light of the actual conditions. In the future, we may want to grow our business in part by acquiring complementary businesses, although we do not have plans to do so at this time. Complying with Circular 10 the Foreign Investment Law and other relevant regulations to complete these transactions could be time-consuming and costly, and could result in an extensive review by the PRC government and its increased control over the terms of the transaction, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB595.3 million (US$85.5 million) as of December 31, 2019. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. It is possible that China’s inflation rates may rise further in 2017. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$10.10 to US$24.71 per ADS in 2019. The price of our ADSs may continue to fluctuate in response to factors including the following:

●	announcements of new products by us or our competitors;
●	technological breakthroughs in the solar and other renewable power industries;
●	reduction or elimination of government subsidies and economic incentives for the solar industry;
●	news regarding any gain or loss of customers by us;
●	news regarding recruitment or loss of key personnel by us or our competitors;
●	announcements of competitive developments, acquisitions or strategic alliances in our industry;
●	changes in the general condition of the global economy and credit markets;
●	general market conditions or other developments affecting us or our industry;
●	the operating and stock price performance of other companies, other industries and other events or factors beyond our control;
●	regulatory developments in our target markets affecting us, our customers or our competitors;
●	announcements regarding patent litigation or the issuance of patents to us or our competitors;
●	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations;
●	changes in financial projections or estimates about our financial or operational performance by securities research analysts;
●	changes in the economic performance or market valuations of other solar power technology companies;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;
●	sales or perceived sales of additional ordinary shares or ADSs; and
●	commencement of, or our involvement in, litigation.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

We cannot give any assurance that these factors will not occur in the future again. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Particularly, concerns over economic slowdown resulting from the COVID-19 pandemics have triggered a U.S. key market-wide circuit breaker for several times since March 9, 2020, leading to a historic drop for the U.S. capital market. No guarantee can be given on how the capital markets will react although actions have been taken worldwide to combat the spread of the COVID-19. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.

Conversion of the convertible notes we offered may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes.

The conversion of some or all of the convertible notes will dilute the ownership interests of existing shareholders and existing holders of our ADSs. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of our ADSs. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the price of our ADSs.

Provisions of the convertible notes we offered could also discourage an acquisition of us by a third party.

Certain provisions of the convertible notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, in terms of the convertible notes we offered in 2019, upon the occurrence of certain transactions constituting a fundamental change, holders of the convertible notes will have the right, at their option, to require us to repurchase all of their convertible notes or any portion of the principal amount of the convertible notes in integral multiples of US$1,000. We may also be required to increase the conversion rate for conversions in connection with certain fundamental changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and holders of our ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

The zero strike call option transaction may affect the value of the convertible notes and/or our ADSs and may result in market activity in the convertible notes and/or our ADSs.

In connection with the issuance of the convertible notes in 2019, we entered into a zero strike call option transaction with the option counterparty, having an expiration date of July 28, 2021. Pursuant to the zero strike call option transaction, we will pay a premium for the right to receive, without further payment, a specified number of ADSs, with delivery thereof by the option counterparty at expiry (subject to our right to cash settle), subject to early settlement of the zero strike call option transaction in whole or in part. In the case of physical settlement at expiration or upon any early settlement, the option counterparty will deliver to us the number of ADSs underlying the zero strike call option transaction or the portion thereof being settled early. In the case of cash settlement, the option counterparty will pay us cash based on the price of our ADSs based on a valuation period prior to such settlement. The zero strike call option transaction is intended to facilitate privately negotiated derivative transactions with respect to our ADSs between the option counterparty (or its affiliate) and investors in the convertible notes by which those investors will be able to hedge their investment in the convertible notes.

The option counterparty (or its affiliate) may modify its hedge positions by entering into or unwinding derivative transactions with respect to the ADSs and/or purchasing or selling ADSs or other securities of ours in secondary market transactions at any time following the pricing of the convertible notes and shortly before or after the expiry or early settlement of the zero strike call option transaction, and, we have been advised that the option counterparty may unwind its derivative transactions and/or purchase or sell ADSs in connection with the expiry of the zero strike call option transaction or any early settlement of the zero strike call option transaction relating to any conversion, repurchase or redemption of the convertible notes. Those activities could also increase (or reduce the size of any decrease in) or decrease (or reduce the size of any increase in) the market price of our ADSs and/or the convertible notes.

We do not make any representation or prediction as to the direction or magnitude of any potential effect that the transactions described above may have on the price of our ADSs or the convertible notes nor how investors in the convertible notes may use, manage or unwind any privately negotiated derivative transactions with the option counterparty. In addition, we do not make any representation that the option counterparty (or its affiliate) will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We are subject to counterparty risk with respect to the zero strike call option transactions.

The option counterparty is a financial institution, and we will be subject to the risk that the option counterparty may become insolvent, default or otherwise fail to perform its obligations under the zero strike call option transaction. Our exposure to the credit risk of the option counterparty will not be secured by any collateral and will depend on many factors but, generally, will increase if the market price of our ADSs increases. If the option counterparty were to become insolvent, default or otherwise fail to perform its obligations under the zero strike call option transaction, we may suffer more dilution than we currently anticipate with respect to the ADSs assuming we physically settle the zero strike call option transaction. We can provide no assurance as to the financial stability or viability of the option counterparty.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account provided always that we are able to pay our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. Our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. See “—Risks Related to Our Business and Industry—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law of the Cayman Islands as amended from time to time and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

As we are a Cayman Islands exempted company and a substantial part of our consolidated assets are located outside of the United States and a substantial part of our current operations are conducted in China, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the Cayman Islands or in China against us or our officers and directors predicated on the federal securities laws of the United States. While there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

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

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each financial year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we may adopt certain home country practices in relation to corporate governance matters. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2019, we had 178,930,297 ordinary shares outstanding, excluding 668,738 ADSs representing 2,674,952 ordinary shares reserved for future grants under our share incentive plans, and 1,723,200 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our wholly-owned operating subsidiaries in China, Jiangxi Jinko and Zhejiang Jinko. We have 7 production facilities in Jiangxi Province, Zhejiang Province, Sichuan Province and Xinjiang Uygur Autonomous Region of China, the United States and Malaysia, global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina and 14 oversea subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile and Australia.

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

In January 2018, we entered into a master supply agreement with NextEra. Under such master agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with this agreement, we opened our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and reached full production capacity in the first half of 2019.

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

In June 2018, JinkoSolar (U.S.) Inc., a wholly-owned subsidiary of us, entered into a three-year agreement to supply 1.43GW of high-efficiency modules to sPower, a leading renewable energy independent power producer.

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

In January 2019, our large-area N-type TOPCon monocrystalline silicon solar cell achieved a record high efficiency of 24.2% in a test by the Photovoltaic and Wind Power Systems Quality Test Center at the Chinese Academy of Sciences.

In April 2019, we started to expand our high efficiency mono wafer production capacity with the construction of a new Greenfield 5 GW mono wafer production facility in Leshan, Sichuan Province, China, which was completed in December 2019.

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued convertible senior notes of US$85 million due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. In connection with the issuance of the convertible notes, we entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC, whom we refer to as the option counterparty, having an expiration date of July 28, 2021. Pursuant to the zero strike call option transaction, we will pay a premium for the right to receive, without further payment, a specified number of ADSs, with delivery thereof by the option counterparty at expiry (subject to our right to cash settle), subject to early settlement of the zero strike call option transaction in whole or in part. In the case of physical settlement at expiration or upon any early settlement, the option counterparty will deliver to us the number of ADSs underlying the zero strike call option transaction or the portion thereof being settled early. In the case of cash settlement, the option counterparty will pay us cash based on the price of our ADSs based on a valuation period prior to such settlement. The zero strike call option transaction is intended to facilitate privately negotiated derivative transactions with respect to our ADSs between the option counterparty (or its affiliate) and investors in the convertible notes by which those investors will be able to hedge their investment in the convertible notes.

In June 2019, we supplied Trung Nam Group with 258MW of monocrystalline PERC double glass modules which were installed at one of the largest solar-wind hybrid projects in Vietnam.

In June 2019, we supplied Power Construction Corporation of China with 351MW of solar modules, which were installed at the Hồng Phong solar PV plant in Vietnam, one of the largest PV projects in the Asia Pacific region.

In November 2019, we supplied X-ELIO, a leading company in the development, construction and operation of photovoltaic plants, with 950 MW of our ultra-high efficiency Cheetah 72 cells solar modules to be installed at different projects across Spain and Mexico.

In November 2019, we supplied 300MW of our high energy density Tiger panels for an ultra-high voltage demonstration plant in Qinghai Province, China.

In March 2020, we announced a share repurchase program of up to US$100 million of our ordinary shares represented by ADSs within twelve months. Purchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as our insider trading policy. We plan to use our existing funds to fund repurchases made under the share repurchase program. We have repurchased an aggregate of 305,660 ADSs as of the date of this annual report.

B.	Business Overview

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, manufacturing from silicon wafers to solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells that we do not use in our solar module production.

We sell our products in major export markets and China. We have global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina and 14 oversea subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile and Australia to conduct sales, marketing and brand development for our products around the world.

Our high-quality manufacturing capabilities have enabled us to produce solar cells and modules meeting the industry’s highest performance standards. All of our solar modules sold in Europe are CE, IEC, TÜV, and MCS certified, all of our solar modules sold in Japan are JET certified, all of our solar modules sold in North America are UL certified and our monocrystalline solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions, and we also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we guaranteed that all our standard PV modules meet IEC 62804 double anti-PID standards. In May 2018, our entire portfolio of PV modules passed the Potential Induced Degradation resistance test as required by TÜV Nord’s IEC TS 62804-1 standards.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. As of December 31, 2019, we had an integrated annual capacity of 15.0 GW for silicon wafers (including 11.5 GW for mono wafers), 10.6 GW for solar cells and 16.0 GW for solar modules. Our manufacturing facilities are primarily located in Jiangxi Province, Zhejiang Province, Sichuan Province and Xinjiang Uygur Autonomous Region of China Jacksonville, Florida and Penang of Malaysia providing convenient and timely access to key resources and suppliers.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016, but still have two overseas solar power projects which are located in Mexico and Argentina.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from silicon wafers to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2019, sales of solar modules, silicon wafers and solar cells represented 95.8%, 3.1% and 0.9%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

The following table sets forth details of our sales volume by product for the periods indicated:

	2017	2018	2019
Products	(MW)	(MW)	(MW)
Silicon wafers	585.5	1,168.6	2,383.3
Solar cells	268.1	364.9	478.1
Solar modules	9,792.2	11,170.5	14,207.5

Leveraging our expertise in manufacturing high quality solar modules and substantial experience in the solar industry, we commenced developing solar power projects and providing solar system integration services in late 2011. In November 2016, we disposed of our downstream solar power project business in China and received US$250 million in cash. In November 2019, we entered into an agreement to sell two solar power plants in Mexico with a combined capacity of 155 MW to an independent third party, which was completed in March 2020.

Unless otherwise specified, the results presented in this annual report do not include the results of our downstream solar power project business in China, a discontinued operation.

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers”, by applying the modified retrospective method to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”. See “Item 5. Operating and Financial Review and Prospects—A. Operational Results—Selected Statement of Operations Items—Revenues.”

In 2017, 2018 and 2019, revenues from sales of products to subsidiaries of Renesola Zhejiang Ltd. (“ReneSola”), one of our related parties controlled by an immediate family member of principal shareholders and directors of our company, who are also the executive officers of our company, amounted to RMB6.5 million, RMB47.4 thousand and nil, respectively.

In 2017, 2018 and 2019, revenues from sales of products to subsidiaries of Sweihan PV Power Company P.S.J.C, one of our related parties, amounted to RMB1,219.8 million, RMB1,416.0 million and RMB144.3 million (US$20.7 million), respectively.

For the years ended December 31, 2017, 2018 and 2019, sales of solar module products to subsidiaries of JinkoPower amounted to RMB453.3 million, RMB38.9 million and RMB7.8 million (US$1.1 million), respectively.

Solar Modules

We commenced producing solar modules in August 2009. In 2019, we sold 14.2 GW of solar modules and generated RMB28.50 billion (US$4.09 billion) of revenue from sales of solar modules, which accounted for 95.8% of our total revenues. We expect that sales of solar modules will continue to be our largest revenue source in the future. We expect to sell increasing volumes of solar modules in the overseas markets.

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

In February 2019, we launched the Swan series of components, the industry’s first mass production of transparent double-sided backboard components with the front power up to 400W.

In May 2019, power generated by our 72 version high efficiency monocrystalline module reached 469.3W.

In October 2019, we launched a new high efficiency Tiger module using 9-busbar Mono PERC and Tiling Ribbon (TR) technology. With module efficiency of 20.78%, the new Tiger module is capable of generating up to 460 Wp of peak power output which makes it suitable for both utility and rooftop installations.

In January 2020, the maximum conversion efficiency of our N-Type mono bifacial module reached 22.49%.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. In 2018, we led the industry in the resizing of the 158 mm x 158 mm solar cell. In 2019, we released solar cells of larger size and incorporating the tilling ribbon technology, which greatly increased the power of the components and brought more benefits to customers. In December 2019, our maximum mass production efficiency of P-type monocrystalline solar cells and N-type monocrystalline solar cells reached 22.8% and 23.7%, respectively.

In October 2017, our P-type multicrystalline solar cells reached the conversion efficiency of 22.78%, and we achieved a P-type 60-cell monocrystalline module output of 356.5 watts and a P-type polycrystalline module output of 347.6 watts.

In November 2017, our P-type monocrystalline PERC solar cells reached the conversion efficiency of 23.45%.

In May 2018, our P-type monocrystalline solar cells broke the world record by hitting conversion efficiency of 23.95%.

In December 2018, our N-type multicrystalline solar cells broke the world record by hitting conversion efficiency of 22.12%.

In December 2018, our N-type monocrystalline solar cells reached the conversion efficiency of 24.2%.

In June 2019, our P-type monocrystalline solar cells and N-type monocrystalline solar cells reached the maximum conversion efficiency of 24.38% and 24.58%, respectively.

Silicon Wafers

We commenced production of monocrystalline silicon wafers and multicrystalline silicon wafers in March 2008 and July 2008, respectively.

In 2018, we developed P-type and N-type monocrystalline silicon wafers with high quality and low oxygen content of 158 mm x 158 mm. In 2019, we developed technologies for silicon wafers of larger size, which resolved technical difficulties such as non-destructive cutting and concentric circle defects, and combined with N4/N5 technology, greatly improved the quality and efficiency of N-type monocrystalline silicon wafers while reducing its cost.

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

We obtained two small solar power projects as the repayment of our accounts receivable in Italy and commenced developing solar power projects overseas in 2016, which were disposed of in 2018.

In November 2019, we entered into an agreement to sell two solar power plants in Mexico with a combined capacity of 155 MW to an independent third party, which was completed in March 2020. Currently, we have two overseas solar power projects which are located in Mexico and Argentina.

In addition, in order to promote our high-efficiency modules and cutting-edge N-type battery technologies, we, through a joint venture, Poyang Luohong, in which we then held 51% equity interest, had bid and won a 250 MW solar project under NEA’s “Technology Top Runner” program in Shangrao, Jiangxi Province. The Technology Top Runner Project was connected to grid on December 8, 2019. We sold all of our equity interest in Poyang Luohong to an independent third party buyer and filed such change of ownership with Shangrao Market Supervision Administration on December 17, 2019. We considered the Technology Top Runner Project as a unique business opportunity. Other than the two overseas solar power projects in Mexico and Argentina, currently we do not have plans to develop any other solar projects in China or overseas.

Manufacturing

We manufacture and sell solar modules, solar cells, silicon wafers and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

Our annual production capacity for silicon wafers, solar cells and solar modules as of December 31, 2019 was 15.0 GW (including 11.5 GW for mono wafers), 10.6 GW and 16.0 GW, respectively.

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to 2.6 million square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

	Industrial Use	Residential Use
Location	(square meters)	(square meters)
Shangrao, Jiangxi Province	1,263,497	335,840
Haining, Zhejiang Province	604,043	18,963
Leshan, Sichuan Province	279,469	—
Yuhuan, Zhejiang Province	92,540	—
Total	2,239,549	354,803

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

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

			Plant Size
		Facility	(square
Products	Location	No.	meters)	Duration of Land Use Right	Major equipment

Silicon Ingots and Wafers	Shangrao Economic Development Zone	1	68,397

(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v )January 6, 2009 to August 10, 2059

					Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Silicon Ingots	Yili,Xinjiang	2	165,333	(i) May 28,2016 to May 27, 2026;(ii) January 1,2017 to December 31, 2029	Monocrystalline furnaces
	Leshan, Sichuan	12	279,469	May 31, 2019 to May 30, 2069
Solar Cells	Yuanhua Town, Haining	3	107,865	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Penang, Malaysia	4	8,191	January 1, 2015 to December 31, 2022
Solar Modules	Shangrao Economic Development Zone	5	134,950	July 6, 2009 to August 10, 2059	Laminating machine, solar cell module production line before and after component lamination, automatic glue spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining	6	98,497	September 9, 2016 to September 8, 2066
	Yuanhua Town, Haining	7	89,543	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060
	Penang, Malaysia	8	12,679	January 1, 2015 to December 31, 2022
	Yuhuan, Zhejiang	9	92,540	September 9, 2016 to September 8, 2066
	Yuanhua Town, Haining	10	140,647	March 22,2018 to March 15, 2068
	Jacksonville, Florida	11	26,538	May 1, 2018 to April 30, 2028

As of December 31, 2019, short-term borrowings of RMB2.21 billion (US$316.9 million) and long-term borrowings of RMB353.5 million (US$50.7 million) were secured by land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

We have entered into purchase and other agreements for purchase of additional manufacturing equipment and expansion of our production capacities. Our capital commitments under these contracts amounted to RMB1.73 billion (US$249.1 million) as of December 31, 2019, of which RMB1.55 billion (US$222.0 million) will be due in 2020 and RMB188.5 million (US$27.1 million) will be due after one year but within five years. We may terminate these agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts. Our reliance on equipment and spare parts suppliers may also expose us to potential risks.”

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

Silicon Wafer Cutting

We cut silicon ingots into silicon wafers with high-precision wire saws which use steel wires carrying slurry to cut silicon wafers from the silicon ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut silicon ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each silicon ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We currently manufacture our monocrystalline silicon wafers in 158 mm x 158 mm or larger size dimensions with an average thickness 180 microns and our multicrystalline silicon wafers in 156 mm x 156 mm dimensions with an average thickness of 180 microns. The dimensions of the silicon wafers we produce are dictated by current demands for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2017, 2018 and 2019, virgin polysilicon accounted for 97.4%, 96.5% and 94.3%, respectively, and recoverable silicon materials accounted for 2.6%, 3.5% and 5.7%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2019, purchases from foreign suppliers and domestic suppliers accounted for 25.4% and 74.6% of our total silicon raw material purchases, respectively.

In 2017, 2018 and 2019, our five largest suppliers provided 72.5%, 56.4%, and 55.9% respectively, of our total silicon purchases by value. In 2017, four of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.9% of our total silicon purchases by value. In 2018, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 15.5% of our total silicon purchases by value. In 2019, one of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.3% of our total silicon purchases by value.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2019, we had RMB2.52 billion (US$362.3 million) of advances to suppliers.

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

Customers and Markets

We primarily sell solar products in both China and overseas markets, and before the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2017, 2018 and 2019, we generated 37.2%, 26.4 % and 17.5% of our revenues from domestic sales and 62.8%, 73.6% and 82.5% of our revenues from export sales, respectively. As of December 31, 2019, we had more than 400 customers for our solar modules from China and 1,000 from other countries, including the United States, Mexico, Australia, Japan, United Arab Emirates, Turkey, Australia and Jordan Vietnam, Egypt, Spain and Germany.

The following table sets forth our net revenues generated from sales of products to customers in respective geographic locations both in absolute amounts and as percentages of net revenues, for the periods indicated.

	2017		2018		2019
	RMB	()%	RMB	()%	RMB	US$	()%
	(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	9,854,855.1	37.2%	6,610,688.1	26.4%	5,195,021.4	746,218.1	17.5%
North America	4,113,448.1	15.5%	2,746,348.9	11.0%	7,550,454.9	1,084,555.0	25.4%
Europe	2,080,154.3	7.9%	1,984,476.4	7.9%	5,201,920.0	747,209.1	17.5%
Asia Pacific (except China which includes Hong Kong and Taiwan)	3,721,851.1	14.1%	6,575,869.5	26.3%	7,304,164.1	1,049,177.5	24.6%
Rest of the world	6,702,634.9	25.3%	7,125,230.5	28.4%	4,494,727.4	645,627.2	15.0%
Total	26,472,943.5	100.0%	25,042,613.3	100.0%	29,746,287.8	4,272,786.9	100.0%

Sales of solar modules are our largest revenue contributor, which accounted for 95.8% of our total revenues in 2019. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2017, 2018 and 2019. The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers for the periods indicated:

	2017		2018		2019
	Products	()%	Products	()%	Products	()%
Top five customers	Solar modules	21.8	Solar modules	20.5	Solar modules	23.6

We sell most of our solar modules under our own brand “JinkoSolar”, with a small portion of solar modules on an OEM basis. Our customers for solar modules include distributors, project developers and system integrators. We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our module customers include leading players in the PV industry, such as, Swinterton Builder, NextEra, Sustainable Power Group, Green Light Contractors Pty Ltd., Copenhagen Infrastructure Partners, Vivint Solar Developer, LLC, CED Greentech and ConEdison Development.

Sales and Marketing

We sell solar modules under short-term contracts and by spot market sales. We negotiate payment terms on a case-by-case basis and we allow most of our overseas’ customers to make full payment within 90 days and our domestic customers to make 90%-95% of payment within 180 days after delivery and the balance will be paid when the Retainage Period (as defined below) ends.

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, United States, Canada, South Africa, Australia, Singapore, and other countries and regions. We have global sales teams in China, United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina and 14 oversea subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, United States, Mexico, Brazil, Chile and Australia. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

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

In 2017, we ranked 284th in the “Fortune 500” Chinese Enterprise List. We also received Energy Yield Simulation Award–Polycrystalline Group at 4th TÜV Rheinland “All Quality Matters” Solar Congress.

In August 2017, we received the Solar Innovation & Excellence Award at the Roadmap for Innovations in Solar Energy (RISE) 2017 conference. The conference was organized by Mission Energy Foundation in New Delhi, India.

In September 2017, we were awarded the Top Solar Brand Used in Debt–Financed Projects and Most “Bankable” PV Manufacturer by Bloomberg New Energy Finance.

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

In April 2018, we were invited as the sole renewable energy industry representative to give a speech at the World Bank–Singapore Infrastructure Finance Summit hosted by the World Bank.

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

In October 2018, we were exclusively invited to speak at the IFC 2018 Climate Business Forum which took place in Vienna, Austria.

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

In December 2018, we were awarded the “2018 Best Corporate Governance for Listed Companies” by 21st Century Business Herald, a PRC financial media outlet, in recognition of our operation efficiency and corporate governance by our board of directors.

In May 2019, our Swan bifacial module won the Intersolar Award 2019 which is presented annually to companies making a substantial contribution to the success of the PV industry.

In June 2019, we were ranked as a Top Performer for the fifth consecutive year in the 2019 PV Module Reliability Scorecard, published by PVEL in partnership with DNV GL.

In June 2019, we launched seven hero products at 2019 SNEC Shanghai, including Cheetah high efficiency series and Swan bifacial series, leading the industry into a new era featuring high-efficiency Mono for grid parity.

In July 2019, we were recognized for augmenting solar PV efficiency in a cost-effective manner with the Frost & Sullivan 2019 Global Solar PV Technology Leadership Award.

In July 2019, we were ranked first by revenue among solar module manufacturers by Fortune China 500 List which ranks the top 500 Chinese companies listed on both domestic and overseas markets annually.

In August 2019, we received a “AA” bankability rating from PV-Tech & Solar Media, Ltd., a leading global source for in-depth news and research on the photovoltaic industry.

In September 2019, we were invited to attend the UN Climate Action Summit 2019 held at the United Nations’ headquarter in New York.

In October 2019, we launched a new high efficiency Tiger module using 9-busbar Mono PERC and Tiling Ribbon (TR) technology at All-Energy Australia 2019, Australia’s largest national showcase of clean and renewable energy.

In November 2019, we joined the board of directors at the Solar Energy Industries Association (SEIA), the national trade association representing the U.S. solar energy industry.

In November 2019, we were recognized as a “China National Manufacturing Champion” by MIIT and the China Federation of Industrial Economics.

In December 2019, we successfully joined B20 Saudi Arabia as a member of the Energy, Sustainability & Climate Taskforce.

Quality Control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO9001 and IEC TS 62941 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. Our quality management systems in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yili, Xinjiang Province, Yuhuan, Zhejiang Province, Penang, Malaysia and Wilmington, United States have all received the TÜV Rheinland ISO9001:2015 certification. In addition, our manufacturing facilities in Shangrao, Jiangxi Province and Haining, Zhejiang Province have passed the TÜV-NORD IEC TS 62941 test in November 2016.

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received CE, IEC, MCS and TÜV certifications for all of our solar modules sold in Europe, JET/JPEA certifications for all of our solar module sold in Japan, UL certifications for all solar modules sold in North America BIS and ALMM certifications for all solar modules sold in India, and CQC and China General Certification Center (“CGC”) certification for all of our monocrystalline solar modules in China. In May 2013, our modules became the first to pass TÜV NORD’s dynamic mechanical load testing with maximum 1000 Pascal downward load. In 2013, our solar modules also passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TÜV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TÜV Rheinland. In May 2016, we became the first Chinese PV manufacturer that received Qualification Plus certification from TÜV Rheinland for solar modules. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we became one of the first PV module providers to guarantee that all our standard PV modules meet IEC 62804 double anti-PID standards.

We conduct systematic inspections of incoming raw materials, ranging from silicon raw materials to various ancillary materials. We have formulated and adopted guidelines and continue to devote efforts to developing and improving our inspection measures and standards on recycling recoverable silicon materials and production of silicon ingots, silicon wafer, solar cell and solar module. We conduct a final quality check before packing to ensure that our solar power products meet all our internal standards and customers’ specifications. In addition, we provide periodic training to our employees to ensure the effectiveness of our quality control procedures.

In February 2012, we opened our PV module testing laboratory in Jiangxi, China, which can conduct over 40 different kinds of tests, ranging from basic pressure and impact tests to challenging hot spot, pre-decay and UV aging tests, all of which conform to UL and International Electrotechnical Commission regulations. We laid out two testing laboratories in Haining, Zhejiang province and Malaysia in 2016. In February 2012, the facility was awarded the UL Witness Testing Data Program (“WTDP”) Certificate and, in August 2012, the facility was certified by China National Accreditation Service (“CNAS”). In September 2014, the facility was certified by Intertek Satellite Lab and obtained TÜV Nord CB Lab certificate in the same year. In March 2016, the facility also obtained the CGC Certificate and was certified as TMP laboratory by TÜV Rheinland.

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

Production Safety

We are subject to extensive PRC laws and regulations in relation to labor and safety. We have adopted stringent safety procedures at our facilities to limit potential damage and personal injury in the event of an accident or natural disaster, and have devised a number of internal guidelines as well as instructions for our manufacturing processes, including the operation of equipment and handling of chemicals. We distribute safety-related manuals to employees and post bulletins setting forth safety instructions, guidelines and policies throughout our facilities. Failure by employees to follow these guidelines and instructions result in monetary fines. All of our new employees undergo extensive safety training and education. We require our technical staff to attend weekly training programs taught by instructors to enhance their work safety awareness and ensure safe equipment operation. We conduct regular inspections and our experienced equipment maintenance team oversees the operation of our manufacturing lines to maintain proper and safe working conditions. As a result, our occupational health and safety management systems are certified to fulfill the OHSAS 18001:2007 standards starting from March 2012. In 2019, we completed the certification transition from OHSAS 18001 to ISO 45001. Since our inception, we have not experienced any major work-related injuries.

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the Regulations on the Safety Management of Hazardous Chemicals, which became effective on March 15, 2002 and were amended on December 1, 2011 and December 7, 2013, we are required to engage state-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. Moreover, we filed a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our hyper-toxic chemicals and other hazardous chemicals that constitute major of hazard sources.

Environmental Matters

We generate and discharge chemical wastes, waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental teams at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. Our environmental teams are on duty 24 hours. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees, and from January 1, 2018, taxes for the discharge of waste materials above prescribed levels, require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction and renewable energy development regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. Our manufacturing facilities in Shangrao, Jiangxi Province have received the ISO 9001:2015 certification and our manufacturing facilities in Haining, Zhejiang Province have received the ISO 9001 and the ISO 14001 certification. Until February 21, 2019, our manufacturing facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province and Penang, Malaysia have received ISO 14001:2015 environmental management system certification. In addition, Jiangxi Jinko successfully passed the greenhouse gas emission inspection and received SGS ISO 14064:2006 in January 2019. In December 2018, Jiangxi Jinko obtained the approval of the environmental impact report on the Jinko Solar Co., LTD.’s project of the production lines with annual production capacity of 4GW diamond chip and 4GW high automation component. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level. In September 2016, we helped create the first PV recycling network in the U.S. In November 2017, we were awarded the Cradle-to-Cradle certificate by SGS, the world’s leading testing, inspection, verification, and certification organization, which demonstrates our commitment to high environmental, health and safety standards in our products and manufacturing processes. In December 2017, we were selected as a 2016-17 Leader in Silicon Valley Toxics Coalition’s Solar Scorecard, a system which ensures that the PV sector is safe for the environment, workers, and communities. In 2019, our manufacturing facility in Shangrao obtained the discharge permit for battery industry.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to RMB4.43 billion (US$636.6 million) as of December 31, 2019. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to RMB6.00 billion (US$862.3 million) as of December 31, 2019. Insurance coverage for Jinko Malaysia’s fixed assets and inventory amounted to RMB2.92 billion (US$419.9 million) as of December 31, 2019. As of December 31, 2019, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Technology Sdn.Bhd.( Malaysia Jinko), Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Solar Trading Co., Ltd. (“Zhejiang Trading”) of up to US$3.00 billion, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$1.80 billion and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar GmbH, JinkoSolar Canada Co., Ltd. and JinkoSolar (U.S.) Inc. of up to RMB17.7 billion (US$2.6 billion).

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

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of RMB43.0 million, RMB19.7 million and RMB14.2 million (US$2.0 million) in insurance premiums in 2017, 2018 and 2019, respectively.

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

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item. On February 16, 2013, the NDRC promulgated the 2013 revised Guideline Catalogue for Industrial Restructuring, effective on May 1, 2013, the solar power industry is still categorized as an encouraged item.

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

On February 14, 2019, the NDRC issued the Green Industry Guidance Catalogue (2019 Edition) to include solar power equipment manufacturing into the green industry guidance catalogue, to further encourage the development of solar industry.

On October 30, 2019, the NDRC issued the Industrial Structure Adjustment Guidance Catalogue (2019 Edition) which became effective on January 1, 2020, to include the photovoltaic solar equipment manufacturing in the encouraged category, in order to coordinate the transition of the Chinese economy from a high-speed growth stage to a high-quality development stage.

On January 20, 2020, the NEA, the NDRC, and the Ministry of Finance jointly issued Opinions on Promoting the Healthy Development of Non-hydroelectric Renewable Energy Power Generation, aiming at (i) improving the current subsidy method, (ii) improving market allocation of resources and subsidy decline mechanism, and (iii) optimizing subsidy redemption process.

Environmental Protection

The construction processes of our solar power projects generate material levels of noise, waste water, gaseous emissions and other industrial wastes. Therefore, we are subject to a variety of government regulations related to the storage, use and disposal of hazardous materials and to the protection of the environment of the community. The major environmental regulations applicable to our business activities in the PRC include the Environmental Protection Law of the PRC, the Law on the Prevention and Control of Noise Pollution, the Law on the Prevention and Control of Air Pollution, the Law on the Prevention and Control of Water Pollution, the Law on the Prevention and Control of Solid Waste Pollution, the Law on Environmental Impact Evaluation, and the Regulations on the Administration of Environmental Protection In Construction Projects.

On December 25, 2016, the Standing Committee of the National People’s Congress promulgated the Law on Environmental Protection Tax, which became effective on January 1, 2018 and was amended on October 26, 2018. The Law on Environmental Protection Tax reformed and replaced the pollutant discharge fee system, which had been implemented over decades in China. The Law on Environmental Protection Tax provides that, among others, from its effective date, the enterprises, entities and other producers and operators that directly emit taxable pollutants into the environment within the territory and other sea areas under the jurisdiction of the PRC shall pay environmental protection tax instead of pollutant discharge fees. Under the Law on Environmental Protection Tax, taxable pollutants include air and water pollutants, solid waste and noise.

On December 29, 2018, the Law on the Prevention and Control of Noise Pollution and the Law on Environmental Impact Evaluation were amended. The amendment increased and refined the work of environmental protection departments, increasing the penalties for violations of environmental protection law.

The operation of our factory in Jacksonville, Florida is required to comply with the U.S. federal, state and local laws and regulations on environmental protection, including but not limited to, those in relation to air emissions, noise exposure, lead regulation, toxics release and hazardous waste disposal.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction and renewable energy development regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.”

Foreign Investment in Solar Power Business

In the past decade, the principal regulation governing foreign ownership of solar power businesses in the PRC is the Foreign Investment Industrial Guidance Catalog, which has been amended from time to time. Under the catalog, the solar power industry has been classified as an “encouraged foreign investment industry.” Foreign-invested enterprises in the encouraged foreign investment industries are entitled to certain preferential treatment, such as exemption from tariff on equipment imported for their operations, after obtaining approval from the PRC government authorities.

On March 15, 2019 the National People’s Congress of the PRC issued the Foreign Investment Law of the PRC and on December 26, 2019, the State Council of the PRC issued the Implementing Regulations on the Foreign Investment Law of the PRC, both of which came into force on January 1, 2020, and replaced certain former laws regulating foreign-invested enterprises.

According to the Foreign Investment Law and its implementing regulations, the PRC applies the administrative system of pre-establishment national treatment and negative list to foreign investments. “Pre-establishment national treatment” means the treatment accorded to foreign investors and their investments will be no less favorable to that accorded to domestic investors and their investments at the stage of investment access. On June 30, 2019, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (2019 Edition) (the “Negative List”), which came into force on July 30, 2019. “Negative list” means a special administrative measure for access of foreign investment in specific fields as imposed by the PRC. Foreign investors are not allowed to invest in the forbidden investment as specified in the negative list. Foreign investors must comply with the special equity management requirements, senior management requirements and other restrictive access special management measures when making investments in the restricted investments as specified in the negative list. The Negative List provides that sectors that are not specified in the Negative List shall be subject to administration under the principle of treating domestic investments and foreign investments equally. Simultaneously, the NDRC and the MOFCOM jointly issued the Industrial Catalogue to Encourage Foreign Investment (2019 Edition) to include photovoltaic power generation equipment manufacturing within the scope of industries that encourage foreign investment.

Work Safety

We are subject to laws and regulations in relation to work safety and occupational disease prevention, including the Work Safety Law of the PRC, which became effective on November 1, 2002 and was amended on August 31, 2014, the Prevention and Control of Occupational Diseases of the PRC, which was effective on May 1, 2002, and was amended on December 29, 2018, and the Photovoltaic Production Rule and other relevant laws and regulations.

Employment

Pursuant to the Labor Law of the PRC, the Labor Contract Law of the PRC and the Implementing Regulations of the Labor Contract Law of the PRC, employers must enter into written employment contracts with full-time employees. If an employer fails to do so within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the amount of the employee’s salary for the period during which the written contract is not signed. The Labor Contract Law and its implementing rules also require all employers must comply with local minimum wage standards. If the wage paid to the employee by the employer is lower than the local minimum wage standard, the competent labor authorities may order the employer to pay the difference; in the event of any failure to pay within the time limit, the employer may be ordered to pay additional compensation to the employee at the standard of more than 50% but less than 100% of the payable amount. Violations of the Labor Law, the Labor Contract Law and its implementing rules may result in the imposition of fines and other administrative liabilities.

Enterprises in the PRC are required by the PRC laws and regulations to participate in certain employee benefit plans covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC, which came into effect on July 1, 2011, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee at the rate of 0.05% per day from the date on which the contribution becomes due. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on the Administration of Housing Fund, which came into force on March 24, 2002, an enterprise that fails to make housing fund contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Taxation

PRC Corporate Income Tax

Prior to January 1, 2008, under the PRC Income Tax Law on Foreign-invested Enterprise and Foreign Enterprise, or the former Income Tax Law, and the related implementing rules, foreign-invested enterprises incorporated in the PRC were generally subject to a corporate income tax rate of 30% on taxable income and a local income tax rate of 3% on taxable income. The former Income Tax Law and the related implementing rules also provided for certain favorable tax treatments to foreign-invested enterprises.

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

With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko was grandfathered by the Implementation Circular. Both Jiangxi Jinko and Zhejiang Jinko were subject to a preferential tax rate of 12.5% in 2011 and 2012. Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko, Yuhuan Jinko and Haining Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” and Xinjiang Jinko was designated by the relevant local authorities as “Enterprise in the Encouraged Industries” under the CIT Law.

Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko, Xinjiang Jinko were subject to a preferential tax rate of 15% for 2017, 2018 and 2019. Zhejiang Jinko enjoyed the preferential tax rate of 15% in 2015, 2016 and 2017. In 2018, Zhejiang Jinko successfully renewed this qualification and enjoyed the preferential tax rate of 15% in 2018 and 2019. Zhejiang Jinko will continue to enjoy such rate in 2020. Jiangxi Jinko and Jiangxi Materials enjoyed the preferential tax rate of 15% in 2016, 2017 and 2018 and has successfully renewed this qualification for 2019, 2020 and 2021. Xinjiang Jinko was subject to a preferential tax rate of 15% for 2017, 2018 and 2019. Yuhuan Jinko and Haining Jinko enjoyed the preferential tax rate of 15% in 2019 and will continue to enjoy such rate in 2020 and 2021.

Certain solar power project entities enjoy the preferential tax policies in connection with the development of the western region of China and are subject to a preferential tax rate of 15%. The enterprises which are eligible for such preferential tax rate must engage in the business falling in the scope of the Catalogue of Industries Encouraged in the Western Region promulgated by the NDRC. Enterprises that are eligible for the preferential tax rate of 15% may be able to enjoy such preferential tax rate and tax holiday simultaneously where certain criteria are met.

According to the Circular of the State Taxation Administration on How to Understand and Identify “Beneficial Owner” under Tax Treaties, which became effective on October 27, 2009, and the Announcement of the State Taxation Administration on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. This circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Taxation Administration on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, nonresidents may be recognized as “beneficial owners” and enjoy treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Taxation Administration on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015 and was amended in June 2018, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities.

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

VAT

Pursuant to the Interim Regulations on Value-added Tax as amended on February 6, 2016 (the “2016 Interim Regulations on Value-added Tax”), and the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are required to pay VAT. The 2016 Interim Regulations on Value-added Tax and their Implementing Rules also provide that gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a rate of 13%. The 2016 Interim Regulation on Value-added Tax was further amended on November 19, 2017, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the MOF and the STA on Adjusting Value-added Tax Rates was promulgated, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated the Ministry of Finance, the STA and the General Administration of Customs, which further provides that effective from the date of April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services shall be adjusted from 16% to 13%, with the VAT rate of certain categories of goods shall be adjusted from 10% to 9%.

Foreign Currency Exchange

Foreign currency exchange regulation in the PRC is primarily governed by the Regulations on the Administration of Foreign Exchange, and the Provisions on the Administration of Settlement, Sale and Payment of Foreign Exchange. Currently, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service related foreign exchange transactions. On January 26, 2017, the SAFE issued the Circular on Further Promoting the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance, pursuant to which the SAFE restated the procedures and reemphasized the bona fide principle for banks to follow during their review of certain cross-border profit remittance. Conversion of Renminbi for most capital account items, such as direct investment, security investment and repatriation of investment, however, is still subject to registration with the SAFE. Foreign-invested enterprises may buy, sell and remit foreign currencies at financial institutions engaged in foreign currency settlement and sale after providing valid commercial documents and, in the case of most capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign enterprises are also subject to limitations, which include approvals by the NDRC, the MOFCOM, and registration with the SAFE.

In August 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or the Circular 142, regulating the conversion by a foreign invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. Pursuant to the Circular 142, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without the SAFE’s approval, and such RMB capital may not in any case be used to repay RMB-denominated loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties. Furthermore, on March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that, the conversion from foreign currency registered capital of foreign-invested enterprises into the Renminbi capital may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. However, Circular 19 does not materially change the restrictions on the use of foreign currency registered capital of foreign-invested enterprises. Circular 19 continues to prohibit foreign-invested enterprises from, among other things, spending Renminbi capital converted from its foreign currency registered capital on expenditures beyond its business scope. On June 9, 2016, SAFE promulgated the Circular on Reforming and Regulating the Administrative Policies of Foreign Exchange Settlement under the Capital Account (“Circular 16”), which applies to all domestic enterprises in China. Circular 16 expands the application scope from only the capital of the foreign-invested enterprises to the capital, foreign debt fund and fund from oversea public offering. Also, Circular 16 allows enterprises to use their foreign exchange capitals under capital accounts allowed by the relevant laws and regulations.

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

The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment issued by the SAFE on November 19, 2012 and amended on May 4, 2015 substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE’s approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches. On February 13, 2015, the SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, effective on June 1, 2015, which further simplifies the approval requirements of SAFE upon the direct investment by foreign investors. In particular, instead of applying for approvals from SAFE, entities and individuals are required to apply for foreign exchange registrations of foreign direct investment and overseas direct investment from qualified banks, while the qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration accordingly.

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

According to the Foreign Investment Law and its implementing regulations, a foreign investor may, in accordance with the law, freely transfer inward and outward its contributions, profits, capital gains, income from asset disposal, royalties of intellectual property rights, compensation or indemnity legally obtained, income from liquidation and so on made or derived within the territory of the PRC in RMB or a foreign currency. No entity or individual may illegally restrict the transfer inward or outward in terms of the currency, amount, frequency and so on of such transfer.

Dividend Distribution

The principal laws and regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Company Law of the PRC as amended on October 26, 2018, the Wholly Foreign Owned Enterprise Law of the PRC as amended on October 1, 2016, and the Implementing Rules of the Wholly Foreign Owned Enterprise Law of the PRC as amended on February 19, 2014. On March 15, 2019 the National People’s Congress of the PRC issued the Foreign Investment Law of the PRC and on December 26, 2019, the State Council of the PRC issued the Implementing Regulations on the Foreign Investment Law of the PRC, both of which have come into force on January 1, 2020, resulting in the expiration of the Wholly Foreign Owned Enterprise Law of the PRC and the Implementing Rules of the Wholly Foreign Owned Enterprise Law of the PRC.

Under the new regime of foreign investment, foreign-invested enterprises in the PRC, being treated equally with domestic companies, may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. When distributing its after-tax profit, a company in the PRC is required to set aside as statutory common reserves of 10% of its after-tax profit, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Where the aggregate balance of the company’s statutory common reserve is insufficient to cover any loss the company made in the previous financial year, the current financial year’s profits shall first be used to cover the loss before any statutory common reserve is drawn. In addition to the statutory common reserve, the company may draw a discretionary common reserve from its after-tax profits. Both the statutory common reserve and the discretionary common reserve may not be distributed to equity owners in the event of liquidation. A company is not permitted to distribute any profits until any losses from prior fiscal years have been offset and the common reserve is drawn. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Intellectual Property Rights

Patent

The PRC has domestic laws for the protection of rights in copyrights, patents, trademarks and trade secrets. The PRC is also a signatory to the world’s major intellectual property conventions, including:

●	Convention establishing the World Intellectual Property Organization (WIPO Convention) (June 4, 1980);

●	Paris Convention for the Protection of Industrial Property (March 19, 1985);
●	Patent Cooperation Treaty (January 1, 1994); and
●	The Agreement on Trade-Related Aspects of Intellectual Property Rights (TRIPs) (November 11, 2001).

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce handles trademark registrations and grants trademark registrations for a term of ten years which are renewable upon maturity. Trademark license agreements must be filed with the Trademark Office for record.

Computer Software Copyright

The Regulations on Computer Software Protection, adopted in 2001 and revised in 2011 and 2013, are enacted in accordance with the Copyright Law of the PRC, for the purposes of protecting the rights and interest of copyright owners of computer software. The National Copyright Administration (“NCAC”) is in charge of the administration of the registration of software copyright and the NCAC accredits the China Copyright Protection Center as the body for software registration. A registration certificate of the computer software copyright is a preliminary proof of the registered items. The NCAC encourages the registration of software copyright and gives emphasized protection to the registered software.

C.     Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Technology Limited*	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)**	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.(“Zhejiang Jinko”)	June 30, 2009	PRC	100%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	100%

JinkoSolar GmbH	April 1, 2010	Germany	100%

Zhejiang Jinko Solar Trading Co., Ltd.	June 13, 2010	PRC	100%

Jiaxing Jinko Photovoltaic System Development Co., Ltd.	December 26, 2016	PRC	100%

Xinjiang Jinko Solar Co., Ltd. ("Xinjiang Jinko")	May 30, 2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	100%

JinkoSolar (U.S.) Inc.	August 19, 2010	United States	100%

Jiangxi Photovoltaic Materials Co., Ltd. (“Jiangxi Materials”)	December 10, 2010	PRC	100%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.	June 7, 2011	United States	100%

JinkoSolar Italy S.R.L.	July 8, 2011	Italy	100%

JinkoSolar SAS	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd.	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd.	December 7, 2011	Australia	100%

Jinko Solar Japan K.K.	May 21, 2012	Japan	100%

JinkoSolar Power Engineering Group Limited (“JinkoSolar Power”)	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd.	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltda	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA.	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V.	February 25, 2014	Mexico	100%

Shanghai Jinko Financial Information Service Co., Ltd	November 7, 2014	PRC	100%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	100%

Jinko Huineng Technology Services Co., Ltd.	July 14, 2015	PRC	100%

Jinko Huineng (Zhejiang) Solar Technology Services Co., Ltd.	July 29, 2015	PRC	100%

JinkoSolar Enerji Teknolojileri Anonlm Sirketi	April 13, 2017	Turkey	100%

Jinko Solar Sweihan (HK) Limited	October 4, 2016	Hong Kong	100%

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	100%

JinkoSolar Trading Private Limited	February 6, 2017	India	100%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	100%

Jinko Power International (Hongkong) Limited	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited****	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.	January 12, 2015	BVI	100%

Canton Best Limited	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited (“Wide Wealth Hong Kong”)	June 11, 2012	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	United States	100%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	100%

JinkoSolar Technology (Haining) Co., Ltd ("Haining Jinko")*****	December 15, 2017	PRC	71%

Jinko Solar Korea Co., Ltd.	December 3, 2018	South Korea	100%

JinkoSolar (Sichuan) Co., Ltd. (“Jinko Sichuan”)******	February 18, 2019	PRC	70%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	100%

JinkoSolar (Qinghai) Co., Ltd.	April 3, 2019	PRC	55%

Jinko PV Material Supply Sdn. Bhd.	September 23, 2019	Malaysia	100%

JinkoSolar (Chuzhou) Co., Ltd. (“Jinko Chuzhou”)*******	December 26, 2019	PRC	55%

JinkoSolar (Yiwu) Co., Ltd. (“Jinko Yiwu”)********	September 19, 2019	PRC	55%

*             In the fourth quarter of 2016, JinkoSolar Technology Limited (formally known as Paker Technology Limited) disposed of Zhejiang Jinko Financial Leasing Co., Ltd for a consideration of RMB183.0 million. Loss on the disposal amounted to RMB15.2 million was recognized. Consideration associated with the transaction amounted to RMB128.1 million (US$20.3 million) was collected in 2019. Outstanding consideration of RMB41.8 million (US$6.0 million) was collected in 2020.

**           In the fourth quarter of 2018, we disposed of Jinko Solar Investment (Pty) Ltd and its subsidiary JinkoSolar (Pty) Ltd with the consideration of RMB1 to a third party buyer. Loss on the disposal amounted to RMB20.3 thousand (US$3.0 thousand) was recognized. Consideration associated with the transaction was collected in 2020.

***          In the third quarter of 2018, JinkoSolar and JinkoPower jointly invested in and established a company named Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), which develops and operates solar power projects in Shangrao, Jiangxi Province. Cash capital injection with the amount of RMB98 million had been made by JinkoPower by the end of 2018. We then held 51% equity interest of Poyang Luohong and consolidated such entity in our financial statements. In the fourth quarter of 2019, we disposed of the 51% equity interest in Poyang Luohong to an independent third party for a consideration of RMB99.8 million (US$14.3 million). Gain on the disposal amounted to RMB19.9 million (US$2.9 million) was recognized. Consideration associated with the transaction was collected in full in 2019. Upon the disposal, the non-controlling interests related to Poyang Luohong with the carrying amount of RMB97.8 million was eliminated.

****       In the fourth quarter of 2017, JinkoSolar International Development Limited disposed of four Mexican power plants, including Energia Solar AHU, S.de R.L. de C.V., Energia Solar CAB, S.de R.L. de C.V., Energia Solar MAZ, S.de R.L. de C.V., and PV Energy SAM, S.de R.L. de C.V., for a consideration of RMB1.3 thousand. Consideration associated with the transaction was collected in 2019.

*****     In the second and third quarter of 2018, government background companies made capital injection with an amount of RMB517.0 million into Haining Jinko. In the third quarter of 2019, to support development of local enterprise, government background funds of Zhejiang province made investment into Haining Jinko by capital injection through a limited partnership established together with Zhejiang Jinko. The total capital injection received from the government funds in the year of 2019 amounted to RMB845.8 million (US$121.5 million). Our percentage of ownership in Haining Jinko was 71% as of December 31, 2019. Haining Jinko was founded by us in 2017 and is principally engaged in the production of photovoltaic products, such as solar modules and cells, for intercompany sales within our company.

******  In the second quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with an aggregate amount of RMB800.0 million (US$114.9 million) had been made by the non-controlling shareholders as of December 31, 2019. We own 70% equity interest in Jinko Sichuan and consolidated the entity in our financial statements. Jinko Sichuan is principally engaged in the production of silicon ingot for intercompany sales within our company.

*******In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB550.0 million (US$79.0 million) had been made by the non-controlling shareholders as of December 31, 2019. We own 55% equity interest in Jinko Chuzhou and consolidated such entity in our financial statements. Jinko Chuzhou is still at a preliminary stage with no actual business as of December 31, 2019.

********In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB400.0 million (US$57.5 million) had been made by the non-controlling shareholders as of December 31, 2019. We own 55% equity interest in Jinko Yiwu and consolidated such entity in our financial statements. Jinko Yiwu is still at a preliminary stage with no actual business as of December 31, 2019.

D.Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, manufacturing from silicon wafers to solar modules

. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. As of December 31, 2019, we had an integrated annual capacity of 15.0 GW for silicon wafers (including 11.5 GW for mono wafers), 10.6 GW for solar cells and 16.0 GW for solar modules.

Our revenues were RMB26.47 billion, RMB25.04 billion and RMB29.75 billion (US$4.27 billion) in 2017, 2018 and 2019, respectively. We had net income of RMB142.2million, RMB405.6 million and RMB924.4 million (US$132.8 million) in 2017, 2018 and 2019, respectively.

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

In the second half of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. In early 2010, as the effect of the global financial crisis started to subside, industry demand for solar power and solar power products started to revive. Access to financing continued to improve from 2010 to the first half of 2011, driven by increasing awareness of renewable energy, stronger balance sheets for financing providers and sustainable government incentives to develop solar as an alternative energy solution. However, in 2011, a decrease in payment to solar power producers, in the form of FIT and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as FIT. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. Our business and revenue increased in Europe in 2014, partly due to the significant increase in demand for solar modules in the U.K. Compared with 2014, our revenue increased in North America in 2015 mainly attributable to the significant increase in demand for solar modules in the U.S. China had become the largest solar market in 2016, whereas the demand in India continued to grow rapidly, second to only China and the United States. A strong presence in these markets led to an increase in our revenue despite the decreasing module price as a result of the China FIT cut as well as the uncertainties brought by U.S. President Donald Trump, uncertainties associated with the United Kingdom leaving the European Union, since the referendum in June 2016, and the existing and potential changes to United States and China trade and tariffs policies. Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly cut down. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. In 2017, China remained the largest solar market and the U.S. market showed strong demand for solar modules, which was second to China, while the emerging markets grew rapidly, especially Mexico and Brazil. In 2018, demand from overseas markets continued to grow and accounted for an increasing proportion of our shipments despite of the softened domestic demand following the policy change by the Chinese government in May 2018. Subsequent to this May 2018 policy, demand in the domestic market of China experienced an immediate sharp drop, but now it is stable. The NEA has laid out their plans for a bidding system and has started to grant subsidy approvals for utility-scale projects. There is a separate subsidy scale for residential solar systems and poverty alleviation projects. Most importantly, subsidies are prepaid by the State Grid and as a result there should be no more payment delays for new projects. The May 2018 policy sets a clear direction for the country’s solar plans and helps to greatly improve sentiment for the solar sector as the country tries to smoothly transit towards grid parity and encourages a more market-driven environment rather than a policy-driven one. The total subsidy scale for 2020 was RMB1.5 billion, which was decreased from RMB3.0 billion for 2019. The solar industry continues to make tremendous technological advancements that enhance quality and efficiency while lowering the solar generation costs. On a global scale, it remains enormous room for development of solar in many regions. For example, as the European Commission ended the minimum import price measures for Chinese imports of crystalline solar cells and modules in September 2018, demand in Europe, especially in Spain, for our solar products increased in 2019 and therefore, our revenue from Europe increased significantly in 2019 compared to 2018.

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

To proactively adapt to changes in the market, we implemented a number of strategic measures. Prior to the May 2018 policy announcement, we had already started reducing costs and improving efficiencies across our business. We are also shifting resources towards our high-efficiency mono-product in line to meet growing market demand. We began producing mono-wafers in 2016.

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

As the accounts receivable turnover in our overseas markets decreased, especially in the United States, and a larger proportion of our sale in 2019 were to the overseas markets, our accounts receivable turnover decreased in 2019, partially offset by the longer accounts receivable turnover in China. Our accounts receivable turnover were 77 days, 93 days and 85 days in 2017, 2018 and 2019, respectively. Allowances for doubtful accounts receivable were RMB264.7 million, RMB256.6 million and RMB318.2 million (US$45.7 million) as of December 31, 2017, 2018 and 2019, respectively. Provision of allowance for doubtful accounts receivable were RMB147.5 million, RMB149.0 million and RMB166.4 million (US$23.9 million) in 2017, 2018 and 2019, respectively, and reversal of allowances for doubtful accounts receivable were RMB259.4 million, RMB157.1 million and RMB104.8 million (US$15.1million) in 2017, 2018 and 2019, respectively. We made bad debt provisions for certain long-term receivables in prior years, which was in line with the adverse economic environment in solar industry. With the recovery of solar industry since 2013, we made efforts to improve the cash collection for the aged accounts receivable. We reversed allowance for doubtful accounts receivable upon subsequent collections. The increase in allowance for doubtful accounts in 2019 was mainly attributable to an increase of aged accounts receivable from certain domestic customers as well as less subsequent collection of the fully reserved long-term receivables. We will continue to make assessment and properly provide the provision on doubtful accounts.

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

In spite of the price fluctuations caused by the international trade barriers such as EU anti-dumping tariff and Section 201 Investigation, as well as the inconsistent government policies towards PV industry such as the “May 31 policy”—in May 2018, the NDRC, Ministry of Finance, and NEA jointly announced a new policy to lower the solar feed-in-tariff, halt subsidized utility-scale development, and implement a quota for distributed projects which are eligible for subsidies in 2018. We expect the market prices of solar power products to continue to decline in the long term due to continued advancements in processing technologies. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.”

Government Subsidies, Policies and Economic Incentives

With a number of markets such as India, Australia, United Arab Emirates, and Mexico rapidly approaching solar grid parity or having already achieved it, we expect dependence on government incentives to continue in the near future until solar power becomes universally affordable when compared to the cost of conventional fossil fuels. Various governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources.

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

Our revenue and operating results may be adversely impacted by unfavorable policy revisions if FIT in the United States, our largest export market, and certain other major markets for solar power and solar power products are further reduced. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and solar power to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. We believe that the growth of the solar power industry in the short term will continue to depend largely on the availability and effectiveness of government incentives for solar power products and the competitiveness of solar power in relation to conventional and other renewable energy resources in terms of cost.

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the North American market and European market accounted for 25.4% and 17.5% of our total revenue in 2019, respectively.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2019, we had an integrated annual capacity of 15.0 GW for silicon wafers (including 11.5 GW for mono wafers), 10.6 GW for solar cells and 16.0 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

The following table presents our integrated annual capacity of silicon wafers and solar cells as of December 31, 2017, 2018 and 2019.

	Annual Production Capacity as of December 31,
	2017	2018	2019
	(GW)
Monocrystalline silicon wafers	3.5	5.7	11.5
Poly silicon wafers	4.5	4.0	3.5
P-type mono PERC solar cells	2.5	4.2	9.8
Normal monocrystalline solar cells	1.0	2.1	—
Multicrystalline solar cells	1.5	0.7	—
N-type solar cells	—	—	0.8

We expects annual silicon wafer, solar cell and solar module production capacity to reach 20.0 GW (including 19.0 GW of monocrystalline silicon wafers), 11.0 GW (including 10.1 GW of PERC solar cells and 900.0 MW of N-type solar cells) and 25.0 GW, respectively, by the end of 2020.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third-party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2017, 2018 and 2019, the average conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 21.7%, 21.9% and 22.3%, respectively, and the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers was 18.8%, 18.9% and 19.2%, respectively, and, in 2019, the conversion efficiency rate of our solar cells using our N-type monocrystalline silicon wafers was 22.9%. Mono PERC products require less silicon consumption and are more efficient than multi-PERC products. Most of our high-efficiency cell technologies including PERC are more suitable for mono products.

Selected Statement of Operations Items

Revenues

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers”, by applying the modified retrospective method to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition” (“ASC 605”).

We have determined that the impact of the transition to the new standard is immaterial to our revenue recognition model since the vast majority of our revenue recognition is based on point in time transfer of control. Accordingly, we have not made any adjustment to opening retained earnings.

As a result of adopting the new accounting standard, for the sales contracts with retainage terms, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period from one year to two years (“Retainage Period”), revenue from retainage is recognized upon we satisfied our performance obligation to transfer the goods to our customers instead of deferring recognition until the customers pay it after the Retainage Period expires. Revenue recognition for our other sales arrangements, including sales of solar modules, solar wafers, solar cells and revenue from generated electricity, remained materially consistent with historical practice.

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%-95% of the revenue was recognized before the date of initial application, which is considered to be substantial, our management concluded that these contracts have been completed before the adoption date, and as we have elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, and was RMB7.7 million (US$1.1 million) in 2019.

Currently, we derive our revenues primarily from the sale of solar modules and, to a lesser extent, from the sales of silicon wafers and solar cells. We also derive a small portion of revenues from the disposal of power stations in Japan in 2018. We expect the sale of solar modules to continue to be our primary source of revenue. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	2017		2018		2019
	(RMB in		(RMB in		(RMB in	(US$in
	thousands)	()%	thousands)	()%	thousands)	thousands)	()%
Products
Silicon wafers	455,695.8	1.7	567,241.7	2.3	913,702.9	131,245.2	3.1
Solar cells	346,069.4	1.3	291,232.9	1.2	282,407.1	40,565.2	0.9
Solar modules	25,656,934.9	96.9	24,090,687.4	96.2	28,500,123.4	4,093,786.6	95.8
Sales of Solar projects	—	—	93,451.3	0.3	—	—	—
Services
Revenue from generated electricity	14,243.4	0.1	—	—	50,054.4	7,189.9	0.2
Total	26,472,943.5	100.0	25,042,613.3	100.0	29,746,287.8	4,272,786.9	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, the sales volumes and approximate average selling prices for the periods indicated:

Sales volume:	2017	2018	2019
Silicon wafers (MW)	585.5	1,168.6	2,383.3
Solar cells (MW)	268.1	364.9	478.1
Solar modules (MW)	9,792.2	11,170.5	14,207.5

The following table presents the sales volumes by solar module types for the periods indicated:

	2017	2018	2019
Sales volume:
Solar modules – Poly (MW)	7,872.2	6,420.2	3,554.1
Solar modules – Mono (MW)	511.0	1,910.8	943.8
Solar modules – Mono PERC (MW)	1,409.0	2,839.5	9,709.6
Total	9,792.2	11,170.5	14,207.5

Pursuant to our order book of 2020, we are well positioned with 55% of expected solar module shipments for full year 2020 secured as of March 31, 2020, compared to 65% of total solar module shipments for full year 2019 secured as of March 31, 2019.

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2017, 2018 and 2019, our cost of revenues was RMB23.48 billion, RMB21.53 billion and RMB24.31 billion (US$3.49 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment of long-lived assets.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2017, 2018 and 2019, our selling and marketing expenses were RMB1.90 billion, RMB1.71 billion and RMB2.25 billion (US$323.2 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, impairment of long-lived assets as well as provision for bad debts. In 2017, 2018 and 2019, our general and administrative expenses were RMB470.8 million, RMB779.4 million and RMB1.06 billion (US$152.1 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2017, 2018 and 2019, our research and development expenses were RMB294.1 million, RMB366.6 million and RMB324.4 million (US$46.6 million), respectively.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment in our wafer and cell production line. In 2017, 2018 and 2019, we recognized impairment of long-lived assets of nil, RMB14.5 million and RMB68.3 million (US$9.8 million), respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2017, 2018 and 2019, we incurred interest expenses of RMB321.5 million, RMB429.3 million and RMB605.9 million (US$87.0 million), net of interest income of RMB58.8 million, RMB83.5 million and RMB171.0 million (US$24.6 million), respectively. Interest expense capitalized during the construction period of property, plant and equipment, and project assets in 2017, 2018 and 2019 were RMB17.7 million, RMB51.2 million and RMB43.8 million (US$6.3 million), respectively.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations on us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future. In 2017, 2018 and 2019, our government subsidy income, which was not assets-related, was RMB147.9 million, RMB52.2 million and RMB63.0 million (US$9.1 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB26.3 million, RMB8.1 million and RMB24.9 million (US$3.6 million) in 2017, 2018 and 2019, respectively.

Exchange (Loss)/Gain, Net

In 2017, we incurred foreign exchange loss of RMB114.3 million, primarily due to deprecation of the U.S. dollars against the Renminbi. In 2018, we incurred foreign exchange gain of RMB33.7 million, primarily due to appreciation of the U.S. dollars against Renminbi. In 2019, we incurred foreign exchange gain of RMB8.8 million (US$1.3 million), primarily due to the appreciation of the U.S. dollars against the Renminbi.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee income from JinkoPower and expenses related to charitable donations in 2017, 2018 and 2019. We had net other income of RMB59.6 million, RMB25.8 million and RMB17.9 million (US$2.6 million) in 2017, 2018 and 2019, respectively.

Change in Fair Value of Foreign Exchange Forward Contracts

In 2017, 2018 and 2019, we recognized a loss arising from change in fair value of foreign exchange forward contracts of RMB8.2 million, RMB44.1 million and RMB78.3 million (US$11.2 million), respectively. The loss from foreign exchange forward contracts was primary due to fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange options

In 2018 and 2019, we recognized a loss arising from change in fair value of foreign exchange options of RMB9.7 million and RMB0.3 million (US$0.05 million), respectively. We did not incur any change in fair value foreign exchange options in 2017. The loss from foreign exchange options was primarily due to the appreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Call Option

We recognized a loss arising from change in fair value of convertible senior notes and call option of nil, nil and RMB29.3 million (US4.2 million) in 2017, 2018 and 2019, respectively. We issued convertible senior notes and call option in 2019, the loss arising from change in fair value of which was primarily due to a significant increase in the price of our ADSs in 2019.

Change in Fair Value of Interest Rate Swap

To finance our overseas power station business operations and expansion, our operating subsidiaries located in Mexico and Argentina will obtain long-term bank borrowings from local banks, which will carry variable interest rates. With an aim to reduce our interest rate exposure, we entered into a long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The rate swap is a derivative which needs to be fairly valued at each reporting period end. In 2017, we recognized a loss arising from the fair value change of the rate swap derivative of RMB16.1 million. In 2018, we recognized gain from the fair value change of interest rate swap of RMB9.7 million. In 2019, we recognized a loss from the fair value change of interest rate swap of RMB70.0 million (US$10.1 million). The loss from interest rate swap in 2019 was primarily due to a decrease in the U.S. dollar LIBOR interest rates.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, as amended, and options for a total of 113,336 ordinary shares were outstanding as of December 31, 2019. We adopted our 2014 Equity Incentive Plan on August 18, 2014 and options for a total of 4,441,952 ordinary shares were outstanding as of December 31, 2019. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2017, 2018 and 2019:

	2017		2018		2019
	(RMB in		(RMB in		(RMB in	(US$in
	thousands)	()%	thousands)	()%	thousands)	thousands)	()%
Cost of revenues	2,219.3	3.4	967.3	3.3	(771.5)*	(110.8)	(16.9)
Selling and marketing expense	12,722.2	19.6	6,415.2	21.9	3,425.0	492.0	74.8
General and administrative expense	46,017.8	71.0	24,066.5	82.1	1,140.8	163.8	25.0
Research and development expense	3,908.6	6.0	(2,141.1)	(7.3)	784.0	112.6	17.1
Total share-based compensation expenses	64,867.9	100.0	29,307.9	100.0	4,578.3	657.6	100.0

* Cost of revenues in 2019 was negative as certain employees departed from our company and their respective share-based compensation awards were forfeited.

As the share options granted under our 2014 Equity Incentive Plan are graded vested in five successive equal annual installments, the share-based compensation expenses decreased in 2017, 2018 and 2019.

Taxation

Under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko, Yuhuan Jinko and Haining Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” and Xinjiang Jinko was designated by the relevant local authorities as “Enterprise in the Encouraged Industries” under the CIT Law. Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko and Xinjiang Jinko were subject to a preferential tax rate of 15% for 2017, 2018 and 2019. Zhejiang Jinko enjoyed the preferential tax rate of 15% in 2015, 2016 and 2017. In 2018, Zhejiang Jinko successfully renewed this qualification and enjoyed the preferential tax rate of 15% in 2018 and 2019. Zhejiang Jinko will continue to enjoy such rate in 2020. Jiangxi Jinko and Jiangxi Materials enjoyed the preferential tax rate of 15% in 2016, 2017 and 2018 and has successfully renewed this qualification for 2019, 2020 and 2021. Xinjiang Jinko was subject to a preferential tax rate of 15% for 2017, 2018 and 2019. Yuhuan Jinko and Haining Jinko enjoyed the preferential tax rate of 15% in 2019 and will continue to enjoy such rate in 2020 and 2021.

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

Under the CIT Law and the Implementation Rules of the CIT Law, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. Under the tax arrangement between Hong Kong and China, a reduced tax rate of 5% for dividends paid to a Hong Kong company will be applied provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary. Both JinkoSolar Technology and Wide Wealth Group Holdings Limited are our Hong Kong subsidiaries. 100% of the equity interests in Jiangxi Jinko, 25% of the equity interests in Zhejiang Jinko and 100% of the equity interests in JinkoSolar (Shanghai) Management Co., Ltd. are owned directly by JinkoSolar Technology. If neither JinkoSolar Technology nor Wide Wealth Group Holdings Limited is deemed a PRC tax resident enterprise and is treated as the beneficial owner of the dividends paid by Jiangxi Jinko, Zhejiang Jinko and JinkoSolar (Shanghai) Management Co., Ltd. to JinkoSolar Technology, as the case may be, and owns such equity for at least 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax pursuant to the tax arrangement between Hong Kong and China as discussed above. According to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the STA on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under a bilateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Taxation Administration on How to Understand and Identify a “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, and the Announcement of the State Taxation Administration on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. The circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Taxation Administration on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Taxation Administration on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015 and was amended in June 2018, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities.

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the State Council, effective on January 1, 1994 and lately amended and effective on February 6, 2016, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%.The Provisional Regulation was further amended on November 19, 2017, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the MOF and the STA on Adjusting Value-added Tax Rates was promulgated, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated by the Ministry of Finance, the STA and the General Administration of Customs, which provides that, effective April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services was adjusted from 16% to 13%, with the VAT rate of certain categories of goods adjusted from 10% to 9%. In addition, under the Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

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

Revenue recognition

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers”, by applying the modified retrospective method under which we have elected to adopt the standard applied to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”.

We have determined that the impact of the transition to the new standard is immaterial to our revenue recognition model since the vast majority of our revenue recognition is based on point in time transfer of control. Accordingly, we have not made any adjustment to opening retained earnings.

We negotiated payment terms on a case-by-case basis and allows most of our overseas customers to make full payment within 90 days and our domestic customers to make 90% to 95% of payment within 180 days after delivery and the rest will be paid when the Retainage Period (as defined below) ends.

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

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts were completed before the adoption date, and as we have elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, and was RMB7.7 million (US$1.1 million) in 2019.

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

We also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less and for contracts where we have the right to invoice for performance completed to date.

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

The total amounts of retainage that were not recognized as revenue were RMB89.8 million, RMB63.2 million and RMB55.6 million (US$8.0 million) as of December 31, 2017, 2018 and 2019, respectively. Additions of retainages in 2017, 2018 and 2019 were RMB8.8 million, nil and nil, respectively. Revenue recognized upon the cash collection of the retainages under ASC 605 in 2017, 2018 and 2019 were RMB63.8 million, RMB26.6 million and RMB7.7 million (US$1.1 million), respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

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

Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We applied significant judgment in considering various factors, including historical bad debts, specific customer creditworthiness and current economic trends when evaluating accounts receivable balances to determine whether an allowance for doubtful accounts should be provided and to measure such allowance. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, we conduct a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, our historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. We will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is probable. We may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, we closely monitor the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluate whether any of such adverse change warrants further action to be taken us, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also our general practice to suspend further sales to any customer with significant overdue balances.

Other assets

During the year of 2018, the U.S. Department of Commerce issued the amended final results of its fourth administrative review on the counterveiling duties (“CVD”) imposed on the crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. As a result, CVD rate on us was amended to be 10.64% from 20.94%, covering the period from January 1, 2015 to December 31, 2015, and all future exports to the United States starting from July 2018 (“CVD AR4”). Pursuant to the final results of fourth administrative review, we recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of US$30.5 million (RMB209.5 million), representing the difference between the amended rate and the previous rate during the period from January 1, 2015 to December 31, 2015. During the year of 2019, due to the delay of liquidation of the refundable deposits, based on our latest communication with the U.S. Department of Commerce and best estimation, we re-classified the above CVD AR4 receivables from “Prepayments and other current assets” to “Other assets-third parties” which was measured at amortized cost basis. The discount on the balance of the receivable on the re-classification date, with the amount of US$2.81 million (RMB19.3 million) was recorded as costs of sales.

During the year of 2019, the U.S. Department of Commerce issued its final results of the fifth administrative review, and the finalized CVD rate applicable to us was 12.70%, which was initially 20.94%, covering the period from January 1, 2016 to December 31, 2016, and all future exports to the United States starting from August 2019 (“CVD AR5”). Pursuant to the final results of fifth administrative review, we recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of US$32.5 million (RMB230.1 million) under “other assets - third parties” on an amortized cost basis based on our best estimation of related liquidation.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. Provisions for inventories valuation were RMB313.7 million, RMB220.2 million and RMB135.9 million (US$19.5 million) in 2017, 2018 and 2019, respectively.

In addition, we analyze our firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2017, 2018 and 2019.

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

Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, we capitalize interest on amounts expended on the project at our weighted average cost of borrowing money. Interest expense capitalized associated with the construction projects in 2017, 2018 and 2019 were RMB17.7 million, RMB51.2 million and RMB43.8 million (US$6.3 million), respectively.

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

Costs capitalized in the construction of solar power plants under development will be transferred to solar power plants upon completion and when they are ready for intended use, which is at the point of time when the solar power plants are connected to the grid and begin to generate electricity. Depreciation of the completed solar power plant commences once the solar power plant is ready for the intended use. Depreciation is computed using the straight-line method over the expected life of 20 years.

We do not depreciate project assets when such project assets are constructed for sale upon completion. Any revenue generated from such project assets connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development.

As of December 31, 2017, 2018 and 2019, the balances of project assets were RMB473.7 million, RMB1.78 billion and RMB798.2 million (US$114.7 million), respectively.

After the disposition of the domestic downstream solar projects business in the fourth quarter of 2016, all of our project assets related to solar power plants were located out of China as of December 31, 2017, 2018 and 2019.

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

With the adoption of the new standard, for investments in equity securities lacking of readily determinable fair values, we elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. Adoption of the new standard related to new financial instruments accounting had no significant impact on our consolidated financial statements for the years ended December 31, 2018 and 2019. Prior to the fiscal year of 2018, these investments over which we did not have the ability to exercise significant influence were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

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

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. We review several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Our equity investments in affiliates were disposed as part of our disposition of downstream solar power project segment, and investment income of affiliated companies was recorded in discontinued operations for the year ended December 31, 2016.

Leases

Prior to the adoption of ASC Topic 842 on January 1, 2019:

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

Upon and hereafter the adoption of ASC Topic 842 on January 1, 2019:

We adopted ASC Topic 842 using the modified retrospective transition method with an effective date of January 1, 2019. Consequently, prior periods have not been recast and the disclosures required under ASC Topic 842 are not provided for dates and periods before January 1, 2019.

We determine if a contract contains a lease at inception of the arrangement based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which we do not own. Right of use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, we include options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As our leases do not provide an implicit rate, we use its incremental borrowing rate, which it calculates based on our credit quality and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. We do not typically incur variable lease payments related to its leases.

For a sale-leaseback transaction, sale-leaseback accounting shall be used by a seller-lessee only if the transaction meet all of the following: a) the transfer of the underlying asset meets the definition of a sale under ASC Topic 606; b) the leaseback transaction does not result in a lease that would be classified as a finance lease; c) the contract does not contain a repurchase option, unless the option is exercisable at the fair value on the exercise date and there are alternative assets substantially the same as the transferred asset available in the market place.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of the transfer of underlying assets does not meet the definition of sale, it is accounted for as a financing under ASC 360.

We have elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, we elected not to apply ASC Topic 842 recognition requirements; and (iii) we elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

In 2017 and 2018, we disposed of certain machinery and equipment (“leased assets”) with a net book value of RMB1.07 billion to a third party (the “purchaser-lessor”), and simultaneously entered into one four-year contract and two three-year contracts to lease back the leased assets from the purchaser-lessor. Deferred loss related to these sale-leaseback transactions amounted to RMB268.5 million, which is recognized upon disposal and will be amortized into expense over the remaining useful lives of the leased assets. We amortized related disposal loss amounted to RMB14.7 million, RMB36.6 million and RMB33.6 million (US$4.8 million) in 2017, 2018 and 2019, respectively.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses. The impairment of long-lived assets related to the retirement of certain equipment in the wafer and cell production line that had become obsolete were nil, RMB14.5 million and RMB68.3 million (US$9.8 million) in 2017, 2018 and 2019, respectively. The provision for impairment of long-lived assets in 2018 was attributable to the damage of certain equipment in JinkoSolar (Pty) Ltd. The provision for impairment of long-lived assets in 2019 was attributable to the replacement of certain equipment for technology transformation.

Warranty cost

We typically sell our solar modules with either a 5-year or 10-year warranty for product defects and a 10 year and 25-year warranty against declines of more than 10.0% and 20.0%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, we are exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

We applied significant judgements in estimating the expected failure rate of our solar module products and the estimated replacement costs associated with fulfilling our warranty obligations when measuring the warranty costs. Based on our actual claims incurred during the past years which appears to be consistent with the market practice, we projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on our actual claims experience in the historical periods as well as management’s current best estimation, we believe that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by us, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation which continued to drop in recent years, we reversed previous years’ recorded warranty liability of RMB117.2 million, RMB162.4 million and RMB123.9 million (US$17.8 million) in 2017, 2018 and 2019, respectively.

The warranty costs were classified as current liabilities under “other payables and accruals” and non-current liabilities under “accrued warranty costs – non-current”, respectively, which reflect our estimation of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2017, 2018 and 2019, warranty costs accrued for the modules delivered in the same periods before the reversals due to updated product replacement cost were RMB299.3 million, RMB278.4 million and RMB303.7 million (US$43.6 million), respectively. The utilization of the warranty accruals for the years ended December 31, 2017, 2018 and 2019 were RMB114.1 million, RMB102.6 million and RMB85.0 million (US$12.2 million), respectively. Utilization of warranty accruals in 2017 was mainly due to defects in a specific batch of raw materials provided by a certain former supplier of our company, while the utilization of warranty accruals in 2018 was mainly related to a specific batch of solar modules shipped in 2017 with welding defects. Utilization of warranty accruals in 2019 was mainly caused by the extreme climatic conditions in Xinjiang, China and India. Considering the defective modules only comprised a small portion of our module shipments, it is less likely to have a significant impact on our estimation on the expected failure rate of module production.

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

Government grants

Government grants related to technology upgrades and export market developments are recognized as subsidy income when received. In 2017, 2018 and 2019, we received financial subsidies of RMB147.9 million, RMB52.2 million and RMB63.0 million (US$9.1 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of RMB26.3, RMB8.1 million and RMB24.9 million (US$3.6 million) in 2017, 2018 and 2019, respectively.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income taxes are not provided on undistributed earnings of our subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of our PRC subsidiaries intended to be permanently reinvested total RMB3.88 billion (US$557.8 million) and the amount of the unrecognized deferred taxes liabilities on the permanently reinvested earnings was RMB194.2 million (US$27.9 million) as of December 31, 2019.

Valuation allowances are determined by assessing both positive and negative evidence and have been provided against the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2017, 2018 and 2019, valuation allowances of RMB86.4 million, RMB114.6 million and RMB144.3 million (US$20.7 million) were provided against deferred tax assets because it was more likely than not that such portion of deferred tax would not be realized based on our estimate of the future taxable income of all our subsidiaries. If events occur in the future that allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowances were reversed in 2017, 2018 and 2019, when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance and the cumulative income position of certain subsidiaries, we have determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2017, 2018 and 2019, we did not record any liability for any uncertain tax positions.

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

Our financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term and long-term investments, accounts and notes receivable, foreign exchange forward contract receivables, other receivables, prepayments and other current assets, call option, foreign exchange option, accounts and notes payable, other payables and accruals, foreign exchange forward contract payables, guarantee liabilities, lease liabilities, short-term borrowings, long-term borrowings, convertible senior notes and interest rate swap.

The foreign exchange forward contract receivables and payables, call option, foreign exchange option, interest rate swap and convertible senior notes are measured at fair value. Except for these financial instruments and long-term borrowing, the carrying values of our other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

We classify the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

Convertible senior notes and call option

2019 Notes

We issued US$150.0 million of convertible senior notes on January 22, 2014, which matured on February 1, 2019 (the "2019 Notes"). The interest rate was 4% per annum payable semi-annually, in arrears.

Holders had the option to convert their 2019 Notes from the earlier of (i) when the registration statement of the 2019 Notes became effective and (ii) the first anniversary of the date on which the 2019 Notes were first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 21.8221 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$45.83 per ADS).

The conversion rate was subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes were defined as (i) any "person" or "group" beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of our shares or has the power to elect a majority of the members of the board of directors; (ii) our company consolidates with, or merge with or into, another person or our company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of our assets, or any person consolidates with, or merges with or into, our company; (iii) termination of trading of our ADSs; and (iv) adoption of a plan relating to our company's liquidation or dissolution.

The holders had the option to require us to repurchase the 2019 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change was remote.

The holders had the right to require us to repurchase for cash all or any portion of their notes on February 1, 2017 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

While the 2019 Notes were outstanding, we or our subsidiaries should not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the 2019 Notes and the indenture (a) were secured equally and ratably therewith, or (b) had the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the 2019 Notes then outstanding.

As a result of the depressed market conditions, we repurchased the 2019 Notes with a face value of US$88.9 million or 59.3% of the Notes at approximately 96% of the face value during the year ended December 31, 2016. We repurchased 2019 Notes with a face value of US$61.1 million or 40.7% of the 2019 Notes at approximately 100% of the face value during the year ended December 31, 2017. We repurchased 2019 Notes with a face value of US$10.2 thousand or 0.0% of the 2019 Notes at approximately 100% of the face value during the year ended December 31, 2019.

2024 Notes

We issued US$85.0 million of Convertible Senior Notes on May 17, 2019, which will mature on June 1, 2024 (the "2024 Notes"). The interest rate is 4.5% per annum payable semi-annually, in arrears.

Holders have the option to convert their 2024 Notes at any time prior to the close of business on the third business day immediately preceding the maturity date at a conversion rate of 52.0833 ADSs per US$1,000 principal amount of the 2024 Notes (equivalent to an initial conversion price of approximately US$19.20 per ADS).

The conversion rate is subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes are defined as (i) any "person" or "group" beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of our shares or has the power to elect a majority of the members of the board of directors; (ii) our company consolidates with, or merge with or into, another person or the our company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of our assets, or any person consolidates with, or merges with or into, our company; (iii) Termination of trading of our ADSs; and (iv) adoption of a plan relating to our company's liquidation or dissolution.

The holders have the option to require us to repurchase the 2024 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

The holders will have the right to require us to repurchase for cash all or any portion of their 2024 Notes on June 1, 2021 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

While the 2024 Notes remain outstanding, we or our subsidiaries should not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the 2024 Notes and the indenture (i) are secured equally and ratably therewith, or (ii) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the 2024 Notes then outstanding.

Accounting for 2019 Notes

We have RMB as our functional currency, and the 2019 Notes were denominated in U.S. dollar. As a result, the conversion feature was dual indexed to our stock as well as the RMB and U.S. dollar exchange rate, and was considered an embedded derivative which needed to be bifurcated from the host instrument in accordance with ASC 815.

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

We elected to measure the 2019 Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of our company is RMB, the fair value of the 2019 Notes was translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the 2019 Notes offering had been expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

We completed our repurchase of the 2019 Notes in 2019. As of December 31, 2017, 2018 and 2019, the estimated fair value of the 2019 Notes amounted to approximately RMB65.3 thousand, RMB68.6 thousand and nil, respectively. We recorded foreign exchange loss of RMB845.1 thousand, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. No income/loss from change in fair value of the 2019 Notes incurred during the years ended December 31, 2017, 2018 and 2019.

Accounting for 2024 Notes

We have RMB as our functional currency, and the 2024 Notes are denominated in U.S. dollar. As a result, the conversion feature is dual indexed to our stock as well as the RMB and U.S. dollar exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

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

We elected to measure the 2024 Notes in their entirety at fair value. According to ASC 825-10-45-5, we measure the financial liability at fair value with qualifying changes in fair value recognized in net income. We also presents separately in other comprehensive income the portion of the total change in the fair value of the liability that results from a change in the instrument-specific credit risk.

Further, as our functional currency is RMB, the fair value of the 2024 Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss, except for the exchange rate remeasurement of the component of the change in fair value of the liability resulting from the cumulative changes in instrument-specific credit risk which is presented in other comprehensive income. In addition, all issuance costs associated with the 2024 Notes offering has been expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

As of December 31, 2019, the estimated fair value of the 2024 Notes amounted to approximately RMB728.2 million. We recorded loss from foreign exchange remeasurement of RMB7.7 million in net income and gain from foreign exchange remeasurement of RMB566.6 thousand in other comprehensive income for the year ended December 31, 2019, respectively. We recorded loss from change in fair value of 2024 Notes of RMB114.1 million and RMB21.1 million in net income and other comprehensive income for the year ended December 2019, respectively.

Call Option

Concurrent with the issuance of the 2024 Notes, we used approximately US$30 million of the net proceeds from the offering to enter into zero-strike call option transactions ("Call option"), covering 1,875,000 ADSs, with an affiliate of a placement agent for the 2024 Notes ("Dealer"). The Call option is intended to facilitate privately negotiated derivative transactions by which investors in the 2024 Notes are able to hedge their investment. The Call option expires on July 28, 2021 or when the Dealer requests early settlement. We have the right to elect the settlement method. If cash settlement applies, the Dealer will deliver the amount of cash to us calculated based on the price of our ADSs based on a valuation period prior to such settlement. If physical settlement applies at expiration or upon any early settlement, we will receive the fixed number of ADSs determined at the commencement date of the transaction or the portion thereof being settled early.

The economic substance of the Call option is the same as a traditional forward repurchase contract. Because the Call option permitted net cash settlement, it was classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. We accounted for the Call option as a free-standing derivative asset on its consolidated balance sheet when the Call option was entered into in May 2019. The derivative asset was initially recorded at its fair value of US$30 million on the commencement date which represented the amount of cash transferred to the Dealer. The derivative asset was subsequently recorded at fair value with changes in fair value recorded in earnings. We recorded a gain from change in fair value of the Call option with the amount of RMB84.9 million and an exchange gain of the Call option with the amount of RMB2.7 million for the year ended December 31, 2019.

We have adopted valuation models to assess the fair value for the Call option, the 2024 Notes and the 2019 Notes, as the Call option is not publicly traded and the trading of the 2024 Notes and 2019 Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. The 2024 Notes and 2019 Notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as our best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price and expected share volatility are most significant to valuation determination of convertible debt. The Call option is valued using the Black-Scholes Model. The valuation involves complex and subjective judgments as well as our best estimates on the valuation date. Inputs related to the Black-Scholes Models for call option fair value are: call option price, spot price, exercise price, expected dividend yield, risk-free interest rate and time to maturity, of which spot price and exercise price are most significant to valuation determination of call option.

A summary of changes in fair value of convertible senior notes in 2017, 2018 and 2019 were as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at January 1,	423,739,708	65,342	68,632
Issuance of convertible senior notes	—	—	585,301,500
Foreign exchange (gain)/loss	(845,071)	3,290	7,675,500
Change in fair value of convertible senior notes	—		114,149,092
Other comprehensive income	—	—	21,089,777
Repurchase of convertible senior notes	(422,829,295)	—	(68,632)
Balance at December 31,	65,342	68,632	728,215,869

A summary of changes in fair value of Call option for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at January 1,	—	—	—
Issuance of Call option	—	—	206,577,000
Foreign exchange (gain)/loss	—	—	2,709,000
Change in fair value of Call option	—	—	84,891,634
Balance at December 31,	—	—	294,177,634

Guarantees

In connection with our disposal of JinkoPower downstream business in 2016, we entered into a master service agreement with JinkoPower under which we agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements entered into within a three-year period from October 2016. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, we will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB2.63 billion (US$377.4million) as of December 31, 2019. We charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

In addition, we issued debt payment guarantees in favor of JinkoPower, a related party. The guarantees require us to make payments to reimburse the holders of these guarantees for losses they incur when JinkoPower fails to make repayments to the holders when its liability to the holders falls due.

According to the side agreement signed among JinkoPower, investors of JinkoPower (the original redeemable preferred shareholders of JinkoPower) and us, the investors of JinkoPower will have the right to require JinkoPower to redeem the common shares of JinkoPower held by them, and, as a result of a guarantee issued by us, in the event that JinkoPower fails to perform its redemption obligations, we will become liable for JinkoPower’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. We will also charge JinkoPower service fees for the redemption guarantee service according to the master service agreement. On June 22, 2017, JinkoPower and all its investors amended its articles of association in which terms and clauses related to the investors’ preferential rights, including the common share redemption guarantee, were removed. Hence, management reversed unamortized redemption guarantee liabilities amounted to RMB22.1 million as well as the corresponding receivables amounted to RMB20.4 million. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1.7 million was recognized as other income in the year ended December 31, 2017. During the year ended December 31, 2017, JinkoPower repaid certain of its borrowings guaranteed by us in advance. We thereby reversed unamortized redemption guarantee liabilities amounted to RMB13.6 million as well as the corresponding receivables amounted to RMB12.3 million. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1.4 million was recognized as other income in the year ended December 31, 2017 .

During the year ended December 31, 2018, JinkoPower changed the guarantor of certain of its borrowings from us to other parties. We thereby reversed unamortized redemption guarantee liabilities amounted to RMB29.0 million and the corresponding receivables amounted to RMB34.3 million. Difference between the guarantee liabilities and the corresponding assets amounted to RMB5.3 million was deducted from other income in 2018.

Pursuant to the master service agreement, guarantee service fee is to be settled semi-annually, and the management believes the guarantee fee charges are at market rates. The guarantee receivables are settled upon the receipt of guarantee fees from JinkoPower. We have received RMB52.6 million, RMB29.5 million and RMB18.6 million (US$2.7 million) guarantee fees from JinkoPower in 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, we recorded the guarantee fee income receivable amounted to RMB148.9 million and RMB115.4 million (US$16.6 million) and a guarantee liability amounted to RMB92.4 million and RMB72.0 million (US$10.3 million), respectively. The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized for the period during the years ended December 31, 2017, 2018 and 2019 amounted to RMB64.2 million, RMB26.2 million and RMB18.6 million (US$2.7 million), respectively.

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

Results of Operations

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers”, by applying the modified retrospective method to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”. We adopted ASC Topic 842 using the modified retrospective transition method with an effective date of January 1, 2019. Consequently, prior periods have not been recast and the disclosures required under ASC Topic 842 are not provided for dates and periods before January 1, 2019.

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

	2017		2018		2019
	(RMB)	()%	(RMB)	()%	(RMB)	(US$)	()%
	(in thousands, except percentage)
Consolidated Statement of Operations

Revenues	26,472,943.5	100.0	25,042,613.3	100.0	29,746,287.8	4,272,786.9	100.0
Sales of solar modules	25,656,934.8	96.9	24,090,687.4	96.2	28,500,123.4	4,093,786.6	95.8
Sales of silicon wafers	455,695.8	1.7	567,241.7	2.3	913,702.9	131,245.2	3.1
Sales of solar cells	346,069.4	1.3	291,232.9	1.1	282,407.1	40,565.2	0.9
Sales of solar projects	—	—	93,451.3	0.4	—	—	—
Revenue from generated electricity	14,243.4	0.1	—	—	50,054.4	7,189.9	0.2
Cost of revenues	(23,481,375.1)	(88.7)	(21,528,868.4)	(86.0)	(24,314,602.1)	(3,492,574.1)	(81.7)
Gross profit	2,991,568.4	11.3	3,513,744.9	14.0	5,431,685.7	780,212.8	18.3
Total operating expenses	(2,666,306.2)	(10.1)	(2,868,818.1)	(11.4)	(3,702,059.1)	(531,767.5)	(12.4)
Income from operations	325,262.2	1.2	644,926.8	2.6	1,729,626.6	248,445.3	5.8
Interest expenses, net	(245,529.6)	(0.9)	(295,692.0)	(1.2)	(391,582.1)	(56,247.2)	(1.3)
Subsidy income	147,916.8	0.6	52,176.5	0.2	63,017.0	9,051.8	0.2
Exchange (loss)/gain	(114,344.6)	(0.4)	33,681.1	0.1	8,808.6	1,265.3	0.0
Other income, net	59,646.9	0.2	25,817.1	0.1	17,873.4	2,567.4	0.1
(Loss)/gain on disposal of subsidiaries	257.1	0.0	(9,425.4)	(0.0)	19,935.1	2,863.5	0.1
Change in fair value of foreign exchange forward contracts	(8,211.4)	(0.0)	(44,089.7)	(0.2)	(78,283.5)	(11,244.7)	(0.3)
Change in fair value of foreign exchange options	—	—	(9,720.2)	(0.0)	(330.7)	(47.5)	(0.0)
Change in fair value of interest rate swap	(16,122.4)	(0.1)	9,701.0	0.0	(69,974.5)	(10,051.2)	(0.2)
Change in fair value of convertible senior notes and call option	—	—	—	—	(29,257.5)	(4,202.6)	(0.1)
Convertible senior notes issuance costs	—	—	—	—	(18,646.1)	(2,678.3)	(0.1)
Income tax expenses	(4,628.0)	(0.0)	(4,409.5)	(0.0)	(277,979.0)	(39,929.2)	(0.9)
Equity in income/(loss) of affiliated companies	(2,055.7)	(0.0)	2,609.9	0.0	(48,854.7)	(7,017.5)	(0.2)
Income from continuing operations, net of tax	142,191.4	0.5	405,575.6	1.6	924,352.5	132,775.0	3.1
Net income	142,191.4	0.5	405,575.6	1.6	924,352.5	132,775.0	3.1
Less: Net income/(loss) attributable to the non-controlling interests from continuing operations	485.7	0.0	(903.2)	(0.0)	25,690.3	3,690.2	0.1
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	141,705.7	0.5	406,478.8	1.6	898,662.2	129,084.9	3.0

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

2019 compared with 2018

Revenues. Our revenues increased by 18.8% from RMB25.04 billion in 2018 to RMB29.75 billion (US$4.27 billion) in 2019, primarily due to the increase in shipments of solar modules, which was partially offset by a decline in the average selling price of solar modules.

Our sales of solar modules increased by 18.3% from RMB24.09 billion in 2018 to RMB28.50 billion (US$4.09 billion) in 2019, primarily due to the significant increase in sales volume of solar modules, partially offset by a decrease in the average selling price. The sales volume of our solar modules increased by 27.2% from 11.2 GW in 2018 to 14.2 GW in 2019. The average selling price of our solar modules decreased from 2018 to 2019, primarily due to oversupply of solar power products in the market which led to a decrease in the market value of solar modules.

Our sales of silicon wafers increased by 61.1% from RMB567.2 million in 2018 to RMB913.7 million (US$131.2 million) in 2019. The sales volume of our silicon wafers increased by 103.9% from 1,168.6 MW in 2018 to 2,383.3 MW in 2019.

Our sales of solar cells decreased by 3.0% from RMB291.2 million in 2018 to RMB282.4 million (US$40.6 million) in 2019. The sales volume of our solar cells increased by 31.0% from 364.9 MW in 2018 to 478.1 MW in 2019.

We generated revenue from sales of solar projects of RMB93.5 million in 2018, as we sold a solar project constructed for external sales to an independent third party in March 2018. We did not generate any revenue from sales of solar projects in 2019.

Our revenue from electricity generation increased from nil in 2018 to RMB50.1 million (US$7.2 million) because certain of our overseas solar projects were connected to grids and began to generate electricity in 2019.

Cost of Revenues. Our cost of revenues increased by 12.9% from RMB21.53 billion in 2018 to RMB24.3 billion (US$3.49 billion) in 2019, primarily due to an increase in shipments of solar modules.

Gross Profit. Our gross profit increased by 54.6% from RMB3.51 billion in 2018 to RMB5.43 billion (US$780.2 million) in 2019, mainly attributable to (i) an increase in the shipments of solar modules in 2019, which was partially offset by a decline in the average selling price of solar modules, (ii) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, and (iii) the continued reduction of integrated production costs resulting from our industry-leading integrated cost structure.

Our gross margin increased from 14.0% in 2018 to 18.3% in 2019. Excluding the CVD and anti-dumping duty reversal benefits based on the amended final results published by the U.S. Department of Commerce, our gross margin increased from 13.2% in 2018 to 17.5% in 2019, primarily due to a decrease in solar module cost, which was partially offset by a decline in the average selling price of solar modules.

Operating Expenses. Our operating expenses increased by 29.0% from RMB2.87 billion in 2018 to RMB3.70 billion (US$531.8 million) in 2019, primarily due to an increase in shipping cost, bad-debt provision on accounts receivable and impairment loss on property, plant and equipment due to our technology transformation with a total amount of RMB68.3 million (US$9.81 million).

Our selling and marketing expenses increased by 31.7% from RMB1.71 billion in 2018 to RMB2.25 billion (US$323.2 million) in 2019, primarily due to the increase in shipping cost and warranty as a result of increase in sales volume of solar modules in 2019.

Our general and administrative expenses increased by 35.9% from RMB779.4 million in 2018 to RMB1.06 billion (US$152.1 million) in 2019, primarily due to (i) an increase in allowance for doubtful accounts attributable to the increase of aged account receivables from certain of our domestic customers, (ii) an increase in fixed assets disposal as a result of our technology transformation, and (iii) an increase in bank charges.

Our impairment of long-lived assets increased from RMB14.5 million in 2018 to RMB68.3 million (US$9.8 million) in 2019 as a result of our technology transformation.

Our research and development expenses decreased by 11.5% from RMB366.6 million in 2018 to RMB324.4 million (US$46.6 million) in 2019 due to the large amount of up-front investment in research and development in 2018.

Income from Operations. As a result of the foregoing, our income from operations increased by 168.2% from RMB644.9 million in 2018 to RMB1.73 billion (US$248.4 million) in 2019. Our operating profit margin increased from 2.6% in 2018 to 5.8% in 2019.

Interest Expenses, Net. Our net interest expenses increased by 32.4% from RMB295.7 million in 2018 to RMB391.6 million (US$56.2 million) in 2019 due to (i) an increase in borrowings, (ii) the cessation of interest capitalization on certain completed solar projects, and (iii) the issuance of additional convertible senior notes.

Subsidy Income. Our subsidy income increased from RMB52.2 million in 2018 to RMB63.0 million (US$9.1 million) in 2019, primarily due to changes in subsidies received from local government.

Exchange Gain. We recognized a foreign exchange gain of RMB33.7 million in 2018 and a foreign exchange gain of RMB8.8 million (US$1.3 million) in 2019, primary due to the exchange fluctuations of the U.S. dollars against the Renminbi.

Other Income, Net. We had net other income of RMB17.9 million (US$2.6 million) in 2019, compared with net other income of RMB25.8 million in 2018 which is primarily due to a decrease in guarantee service income from JinkoPower, which was in line with the decrease in the amount of guarantee we provided for JinkoPower’s financing obligations.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a loss arising from change in fair value of foreign currency forward contracts of RMB78.3 million (US$11.2 million) in 2019, compared with a loss of RMB44.1 million in 2018, primarily due to fluctuation in the Renminbi exchange rate against the U.S. dollars. With the rapid increase in overseas orders, we increased our foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months.

Change in Fair Value of Foreign Exchange Options. We recognized a loss arising from change in fair value of foreign exchange options of RMB0.3 million (US$47.5 thousand) in 2019, compared with RMB9.7 million in 2018. The loss from foreign exchange options was primarily due to the appreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Interest Rate Swap. We recorded a loss arising from change in fair value of interest rate swap of RMB70.0 million (US$10.1 million) in 2019, compared with a gain of RMB9.7 million in 2018. The loss from interest rate swap in 2019 was primarily due to a decrease in the U.S. dollar LIBOR interest rates.

Change in fair value of convertible senior notes and call option. We recorded a loss arising from change in fair value of convertible senior notes and call option of RMB29.3 million (US$4.2 million) in 2019, compared to nil in 2018. We issued convertible senior notes and call option in 2019, the loss arising from change in fair value of which was primarily due to a significant increase in the price of our ADSs in 2019.

Convertible senior notes issuance costs. We recorded convertible senior notes issuance costs of RMB18.6 million (US$2.7 million) in 2019, compared to nil 2018. The convertible senior notes issuance costs were attributable to the issuance of convertible senior notes of US$85 million in aggregate principal amount in May 2019.

Income Tax Expense. We recorded an income tax expense of RMB278.0 million (US$39.9million) in 2019, compared with an income tax expense of RMB4.4 million in 2018. The effective tax rate was 22.2% in 2019, compared with 1.1% in 2018, mainly because (i) one of our subsidiaries turned a profit in 2019 and utilized corresponding deferred tax assets recognized for tax loss carryforward, and (ii) our subsidiaries in the United States with higher income tax rate generated higher profits in 2019.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB406.5 million in 2018 to RMB898.7 million (US$129.1 million) in 2019. Our net profit margin increased from 1.6% in 2018 to 3.0% in 2019.

2018 compared with 2017

Revenues. Our revenues decreased by 5.4% from RMB26.47 billion in 2017 to RMB25.04 billion in 2018, primarily due to the decrease in sales of solar modules.

Our sales of solar modules decreased by 6.1% from RMB25.66 billion in 2017 to RMB24.09 billion in 2018, primarily due to the decline in the average selling price of solar modules, which is partially offset by the increase in shipments of solar modules. The sales volume of our solar modules increased by 14.1% from 9,792.2 MW in 2017 to 11,170.1 MW in 2018. The average selling price of our solar modules decreased by 17.6% from RMB2.62 per watt in 2017 to RMB2.16 per watt in 2018, primarily due to oversupply of solar power products in the market which lead to a decrease in the market value of solar modules.

Our sales of silicon wafers increased by 24.5% from RMB455.7 million in 2017 to RMB567.2 million in 2018. The sales volume of our silicon wafers increased by 99.6% from 585.5 MW in 2017 to 1,168.6 MW in 2018. The average selling price of our silicon wafers decreased by 37.5% from RMB0.8 per watt in 2017 to RMB0.5 per watt in 2018.

Our sales of solar cells decreased by 15.8% from RMB346.1 million in 2017 to RMB291.2 million in 2018. The sales volume of our solar cells increased by 36.1% from 268.1 MW in 2017 to 364.9 MW in 2018. The average selling price of our solar cells decreased by 38.5% from RMB1.3 per watt in 2017 to RMB0.8 per watt in 2018.

Our revenue from sales of solar projects increased from nil in 2017 to RMB93.5 million in 2018 attributable to the sale of a solar project constructed for external sales to an independent third party in March 2018.

Our revenue from generating electricity decreases from RMB14.2 million to nil in 2018 due to the disposal of our solar power projects in Italy in 2018.

Cost of Revenues. Our cost of revenues decreased by 8.3% from RMB23.48 billion in 2017 to RMB21.53 billion in 2018, primarily due to continued cost reduction and the benefit of CVD reversal of RMB209.7 million based on the amended final results of the fourth administrative review of the CVD order published by the U.S. Department of Commerce in 2018.

Gross Profit. Our gross profit increased by 17.5% from RMB2,991.6 million in 2017 to RMB3,513.7 million in 2018. The increase in our gross profit was mainly attributable to (i) an increase in the shipments of solar modules in 2018, which was partially offset by a decline in the average selling price of solar modules and (ii) the benefit of CVD reversal of RMB209.7 million, based on the amended final results of the fourth administrative review of the CVD order published by the U.S. Department of Commerce. Excluding the CVD reversal benefit, our gross margin was 13.2% in 2018. The increase in our gross margin was attributable to the decrease in solar module cost, partially offset by the decrease in the average selling price of solar modules in 2018.

Operating Expenses. Our operating expenses increased by 7.6% from RMB2,666.3 million in 2017 to RMB2,868.8 million in 2018, primarily as a result of the loss on disposal of property, plant and equipment, and the decrease in the reversal of allowance for doubtful accounts upon subsequent collections, partially offset by an increase in the warranty accrual reversal. Based on the updated warranty estimation, we reversed the warranty expense related to prior years by RMB117.2 million and RMB162.4 million in 2017 and 2018, respectively.

Our selling and marketing expenses decreased by 10.2% from RMB1,901.4 million in 2017 to RMB1,708.3 million in 2018, primarily due to the decreased transportation expense as a result of the decrease in the market price for transportation in 2018, which amounted to RMB215.4 million in 2018 and the decrease in warranty costs netting off by reversal of prior years’ warranty costs amounted to RMB34.7 million in 2018.

Our general and administrative expenses increased by 65.5% from RMB470.8 million in 2017 to RMB779.4 million in 2018, primarily due the increase in loss on disposal of property, plant and equipment amounted to RMB152.5 million in 2018 as a result of the disposition of solar power facilities owned by our subsidiaries and the decrease in the reversal of provision for allowance of doubtful accounts amounted to RMB98.7 million in 2018 as a result of our efforts to improve cash collection for aged accounts receivable.

Our impairment of long-lived assets increased from nil in 2017 to RMB14.5 million in 2018 due to the disposal of JinkoSolar (Pty) Ltd.

Our research and development expenses increased by 24.6% from RMB294.1 million in 2017 to RMB366.6 million in 2018 due to our increased research and development activities for new product development and technological improvement of production.

Income from Operations. As a result of the foregoing, our income from operations increased by 98.3% from RMB325.3 million in 2017 to RMB644.9 million in 2018. Our operating profit margin increased from 1.2% in 2017 to 2.6% in 2018.

Interest Expenses, Net. Our net interest expenses increased by 20.4% from RMB245.5 million in 2017 to RMB295.7 million in 2018 due to the increase in borrowings.

Subsidy Income. Our subsidy income decreased from RMB147.9 million in 2017 to RMB52.2 million in 2018, primarily due to change of subsidies received from local government.

Exchange Gain/(Loss). We recognized foreign exchange loss of RMB114.3 million in 2017 and a foreign exchange gain of RMB33.7 million in 2018, primary due to the exchange fluctuations of the U.S. dollars against the Renminbi.

Other Income, Net. We had net other income of RMB25.8 million in 2018, compared with net other income of RMB59.6 million in 2017, primary due to a decrease in guarantee service income from JinkoPower, which was in line with the decrease in the amount of guarantee we provided for JinkoPower’s financing obligations.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a loss arising from change in fair value of foreign exchange forward contracts of RMB44.1 million in 2018, compared with a loss of RMB8.2 million in 2017, primarily due to the fluctuations of Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange Options. We recorded a loss arising from change in fair value of foreign exchange options of RMB9.7 million in 2018, compared with nil in 2017. The loss from foreign exchange options was primarily due to the appreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Interest Rate Swap. We recorded a gain arising from change in fair value of interest rate swap of RMB9.7 million in 2018 compared with RMB16.1 million in 2017. The gain from interest rate swap was primarily due to increase in the long-term interest rates.

Income Tax Expense. We recorded an income tax expense of RMB4.4 million in 2018, compared with an income tax expense of RMB4.6 million in 2017. The effective tax rate was 1.1% in 2018, compared with 3.1% in 2017, mainly due to certain of our subsidiaries experienced loss in the fourth quarter and recognized corresponding deferred tax assets.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB141.7 million in 2017 to RMB406.5 million in 2018. Our net profit margin increased from 0.5% in 2017 to 1.6% in 2018.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2019, we had RMB5.65 billion (US$812.1 million) in cash and cash equivalents and RMB576.5 million (US$82.8 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

We have entered into purchase and other agreements for (i) upgrading our production equipment, (ii) expanding our high-efficiency mono wafer production capacity with the construction of another 5 GW mono wafer production facility in Leshan, Sichuan Province, and (iii) expanding our solar module production capacity with the construction of solar module production facilities in Chuzhou and Yiwu. Our capital commitments under these agreements amounted to RMB1.73 billion (US$249.1 million) as of December 31, 2019, of which RMB1.55 billion (US$222.0 million) will be due in 2020. We anticipate to use funds from bank borrowings, finance leasing, and capital contribution from other shareholders of our subsidiaries, as the case may be, to fulfil these capital commitments. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2019, we had total credit facilities available of RMB21.86 billion (US$3.14 billion) with various banks, of which RMB16.07 billion (US$2.31 billion) were drawn down and RMB5.78 billion (US$830.9 million) were available.

As of December 31, 2019, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB9.05 billion (US$1.30 billion). As of December 31, 2019, we had short-term borrowings outstanding of RMB6.14 billion (US$881.5 million), RMB2.42 billion (US$347.2 million), RMB52.2 million (US$7.5 million) and RMB440.9 million (US$63.3 million), which were denominated in RMB, U.S. dollars, Euros and JPY, respectively, and bearing a weighted average interest rates of 3.91%, 4.47%, 2.07% and 4.21% per annum, respectively.

As of December 31, 2019, we pledged property, plant and equipment of a total net book value of RMB2.16 billion (US$310.0 million), land use rights of a total net book value of RMB171.9 million (US$24.7 million), and inventories of a total net book value of RMB258.7 million (US$371.6 million) to secure repayment of our short-term borrowings of RMB2.21 billion (US$317.9 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings.

We have long-term borrowings (excluding the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB1.59 billion (US$227.8 million), which bore interest at an average annual rate of 6.88% as of December 31, 2019. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2019, we pledged property of a net book value of RMB874.9 million (US$125.7 million) to secure repayment of borrowings of RMB353.5 million (US$50.8 million). As of December 31, 2019, long-term loans in the amount of RMB943.4 billion (US$135.5 million) will be due for repayment after one year, but within five years.

In addition, we have repayment obligations under our convertible notes. As of December 31, 2019, we had outstanding convertible notes in the principal amount of US$85.0 million.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries that are registered as wholly-owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from the our PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the our shareholders. Our net assets subject to the above restrictions were RMB8.20 billion (US$1.18million), representing 66% of our total consolidated net assets as of December 31, 2019.

On September 25, 2013, we completed an offering of 4,370,000 ADSs, receiving aggregate net proceeds of US$67.8 million, after deducting discounts and commissions and offering expenses. On January 22, 2014, we completed an offering of 3,750,000 ADSs representing 15,000,000 ordinary shares, receiving aggregate net proceeds of US$126.2 million after deducting discounts and commissions and offering expenses. On the same date, we issued convertible senior notes in the principal amount of US$150.0 million due 2019, bearing an annual interest rate of 4.0% and with an option for holders to require us to repurchase their notes in February 2017 for the principal of the notes plus accrued and unpaid interest, to qualified institutional buyers under Rule 144A and in reliance upon Regulation S of the Securities Act. We had repurchased all of such notes as of December 31, 2019.

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo, the term of which was later extended to November 2022. The credit limit was raised to US$40.0 million in June 2015 and further to US$60.0 million in July 2016 through amendments to the credit agreement. Borrowings under the credit agreement would be used to support our working capital and business operations in the United States.

In May 2015, we signed a US$20.0 million three-year bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations. The term of this bank facility has been extended to March 2021.

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad, the term of which has been extended to September 2020, to support our working capital and business operations in Malaysia.

In May 2017, we provided a guarantee due April 2019 for a loan of Sweihan PV Power Company P.J.S.C, our equity investee, for developing overseas solar power projects, in an aggregate principal amount not exceeding US$42.9 million.

In July 2017, we issued medium-term notes of RMB300.0 million due July 2020 for working capital purposes, all of which were redeemed in July 2019.

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

The loan was upsized to JPY6.70 billion after annual review in June 2019.

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued convertible senior notes of US$85 million due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. In connection with the concurrent issuance of the convertible notes, we have entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC, whom we refer to as the option counterparty, having an expiration date of July 28, 2021. Pursuant to the zero strike call option transaction, we will pay a premium for the right to receive, without further payment, a specified number of ADSs, with delivery thereof by the option counterparty at expiry (subject to our right to cash settle), subject to early settlement of the zero strike call option transaction in whole or in part. In the case of physical settlement at expiration or upon any early settlement, the option counterparty will deliver to us the number of ADSs underlying the zero strike call option transaction or the portion thereof being settled early. In the case of cash settlement, the option counterparty will pay us cash based on the price of our ADSs based on a valuation period prior to such settlement. The zero strike call option transaction is intended to facilitate privately negotiated derivative transactions with respect to our ADSs between the option counterparty (or its affiliate) and investors in the convertible notes by which those investors will be able to hedge their investment in the convertible notes.

In September 2019, we signed an RMB100 million one-year bank facility agreement with Malayan Banking Berhad, the term of which is renewable annually, to supplement our working capital.

Our working capital was RMB411.0 million (US$59.0 million) as of December 31, 2019. The outbreak of COVID-19 temporarily affected our supply of certain raw materials and logistics during the first quarter of 2020, causing some module shipments to be postponed to the second quarter of 2020. As a result, some of our customers delayed their payments, which temporarily affected our cash flow. Our management believes that our cash position as of December 31, 2019, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from April 24, 2020, the date of issuance of our consolidated financial statements for 2019 included in this annual report. The situation of the COVID-19 outbreak is very fluid and we are closely monitoring it and its impact on us. There may be further adverse impact on our operation, liquidity, financial condition and results of operations if the conditions last a sustained period of time and continue to develop globally.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Net cash provided by/(used in) operating activities	(177,092.7)	614,545.8	1,410,642.9	202,626.2
Net cash used in investing activities	(2,433,503.5)	(3,934,825.1)	(6,025,288.7)	(865,478.6)
Net cash provided by financing activities	2,624,355.6	3,972,608.3	7,381,818.0	1,060,331.8
Net increase/(decrease) in cash, cash equivalents, and restricted cash	(58,827.6)	720,652.8	2,791,930.9	401,035.8
Cash, cash equivalents and restricted cash, beginning of the year	2,820,202.4	2,761,374.8	3,482,027.6	500,162.0
Cash and cash equivalents, restricted cash, end of the year	2,761,374.8	3,482,027.6	6,273,958.4	901,197.7

Operating Activities

Net cash provided by operating activities in 2019 was RMB1.41 billion (US$202.6 million), consisting primarily of (i) an increase in advance from third parties of RMB1.68 billion (US$240.8 million), (ii) depreciation of property, plant and equipment of RMB737.6 million (US$105.9 million), (iii) a decrease in accounts receivables of RMB323.8 million (US$46.5 million) and (iv) an increase in deferred income taxes of RMB291.6 million (US$41.9 million), partially offset by (i) an increase in advances to suppliers of RMB1.85 billion (US$266.1 million), (ii) an increase in other assets – third party of RMB797.9 million (US$114.6 million), (iii) an increase in notes receivable – third parties of RMB519.3 million (US$74.6 million) and (iv) an increase in project assets constructed for sale, net of incremental revenue, of RMB397.7 million (US$57.1 million).

Net cash provided by operating activities in 2018 was RMB614.5 million, consisting primarily of (i) an increase in advance from customers of RMB1.60 billion, (ii) depreciation of property, plant and equipment of RMB802.0 million, (iii) a decrease in accounts receivable of RMB532.1 million, (iv) an increase in accounts payable of RMB647.0 million, and (v) a decrease in prepayments and other current assets of RMB294.2 million, partially offset by (i) an increase in inventories of RMB1.69 billion, and (ii) an increase in project assets, net of incremental revenue, of RMB1.26 billion. We had intention to sell part of our project assets to third parties in the future. Therefore, all cash flows related to the development and construction of project assets constructed for external sales with the amount of RMB1.26 billion (net of incremental revenue) was no longer recognized as investing cash outflows in 2018 but considered as a component of cash flows from operating activities. Excluding the increase in project assets, our net cash provided by operating activities in 2018 would be RMB1.87 billion.

Net cash used in operating activities in 2017 was RMB177.1 million, consisting primarily of (i) an increase in accounts receivable of RMB699.0 million due to the increase in sales, (ii) an increase in prepayments and other current assets of RMB690.3 million, and (iii) a decrease in advance from - third parties of RMB622.1 million, partially offset by (i) depreciation of property, plant and equipment of RMB600.5 million, (ii) an increase in accounts payable – third parties of RMB390.4 million, and (iii) provision of inventory of RMB313.7 million.

Investing Activities

Net cash used in investing activities in 2019 was RMB6.03 billion (US$865.5 million), consisting primarily of (i) the purchase of restricted short-term investments of RMB10.75 billion (US$1.54 billion), (ii) the purchase of property, plant and equipment of RMB3,297.5 million (US$473.7 million), and (iii) cash paid for project assets of RMB376.5 million (US$54.1 million), partially offset by cash collected from restricted short-term investments of RMB7.88 billion (US$1.13 billion).

Net cash used in investing activities in 2018 was RMB3.93 billion, consisting primarily of (i) cash paid for restricted short-term investments of RMB7.26 billion, (ii) the purchase of property, plant and equipment of RMB2.42 billion, and (iii) the purchase of restricted long-term investments of RMB699.6 million, partially offset by cash collected from restricted short-term investments of RMB6.44 billion.

Net cash used in investing activities in 2017 was RMB2.43 billion, consisting primarily of (i) cash paid for restricted short-term investments of RMB5.81 billion, (ii) the purchase of property, plant and equipment of RMB2.18 billion, and (iii) cash paid for project assets of RMB386.3 million, partially offset by cash collected from restricted short-term investments of RMB5.90 billion.

Financing Activities

Net cash provided by financing activities in 2019 was RMB7.38 billion (US$1.06 billion), consisting primarily of (i) borrowings of RMB17.88 billion (US$2.57 billion), (ii) an increase in capital contributions from non-controlling interests holder of RMB2.60 billion (US$372.9 million), (iii) an increase in notes payable to third party of RMB1.69 billion (US$242.2 million), and (iv) proceeds received from the issuance of convertible senior notes of RMB585.3 million (US$84.1 million), partially offset by (i) repayment of borrowings of RMB14.95 billion (US$2.15 billion), (ii) repayment of bonds payable of RMB300.0 million (US$43.1 million) and (iii) cash payment for financing lease of RMB284.1 million (US$40.8 million).

Net cash provided by financing activities in 2018 was RMB3.97 billion, consisting primarily of (i) borrowings of RMB14.60 billion, (ii) proceeds received from an offering of RMB663.2 million, (iii) an increase in capital contributions from non-controlling interests holder of RMB615.0 million, and (iv) an increase in notes payable of RMB399.1 million, partially offset by (i) repayment of borrowings to third parties of RMB12.18 billion, and (ii) repayment of borrowings to sale-leaseback of RMB309.8 million.

Net cash provided by financing activities in 2017 was RMB2.62 billion, consisting primarily of (i) borrowings of RMB18.29 billion, (ii) an increase in notes payable of RMB875.7 million, and (iii) cash received from sale-leaseback of RMB600.0 million, partially offset by (i) repayment of borrowings to third parties of RMB16.85 billion, and (ii) an increase in notes payable of RMB875.7 million, and (iii) repayment of convertible senior notes of RMB422.8 million.

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations,” and “Item 4. Information on the Company—B. Business Overview— Regulation—Dividend Distribution.”

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB2.59 billion, RMB3.88 billion and RMB4.11 billion (US$589.9 million) in 2017, 2018 and 2019, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have entered into purchase and other agreements for (i) upgrading our production equipment, (ii) expanding our high-efficiency mono wafer production capacity with the construction of another 5 GW mono wafer production facility in Leshan, Sichuan Province, and (iii) expanding our solar module production capacity with the construction of solar module production facilities in Chuzhou and Yiwu. Our capital commitments under these agreements amounted to RMB1.73 billion (US$249.1 million) as of December 31, 2019, of which RMB1.55 billion (US$222.0 million) will be due in 2020. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts. Our reliance on equipment and spare parts suppliers may also expose us to potential risks.”

Recent Accounting Pronouncements

New Accounting Standards Adopted

In February 2016, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized over the lease term based on an effective interest method for finance leases or on a straight-line basis for operating leases. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years. ASU 2016-02 initially required adoption using a modified retrospective approach, under which all years presented in the financial statements would be prepared under the revised guidance. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which added an optional transition method under which financial statements may be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings in the period of adoption.

We adopted ASC Topic 842 using the modified retrospective approach with an effective date of January 1, 2019 for leases that existed on that date. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. This standard provides a number of optional practical expedients in transition. We applied certain practical expedients to leases that commenced prior to the effective date as follows: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, we elected not to apply ASC Topic 842 recognition requirements; and (iii) we elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

In connection with the adoption of ASC Topic 842, on January 1, 2019, we recognized right of use assets as well as lease liabilities of RMB269 million for operating leases. For finance leases existed before the adoption date, we reclassified leased assets from property, plant and equipment to right of use assets with the amount of RMB748 million, and related finance lease obligations with the amount of RMB338 million recorded in long-term payables and RMB287 million recorded in other payables and accruals were reclassified to leased liabilities. The adoption of ASC Topic 842 did not have a material impact on our results of operations or cash flows.

In May 2017, the FASB issued guidance within ASU 2017-09: Scope of Modification Accounting. The amendments in ASU 2017-09 to Topic 718, Compensation—Stock Compensation, provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity should account for the effects of a modification unless all of the following conditions are met: the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments should be applied prospectively to an award modified on or after the adoption date. The amendments are effective for annual periods, and interim periods within those annual periods, beginning after December 31, 2018. We adopted this guidance on January 1, 2019 and it did not have a material effect on our consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815)—Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We adopted this guidance on January 1, 2019 and it did not have a material effect on our consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to address specific consequences of the U.S. Tax Reform. The update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the U.S. Tax Reform. The accounting update is effective January 1, 2019, with early adoption permitted, and is to be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized. We adopted this guidance on January 1, 2019 and it did not have a material effect on our consolidated financial statements.

New Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We adopted this update in the first quarter of 2020 and applied this update on a modified retrospective basis. The adoption did not have a material impact to our consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We are currently in the progress of evaluating the impact of the adoption of this guidance on our consolidated financial statements and associated disclosure.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. As of December 31, 2019, our research and development team consisted of 441 experienced researchers and engineers. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research. In 2019, we were awarded the “best performance” of reliability scorecard for the fifth consecutive time by DNY-GL, and won the 5th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2019 organized by TÜV Rheinland and ranked first in testing conducted for the mono group.

In addition to our full-time research and development team, we also involve employees from our manufacturing department to work on our research and development projects on a part-time basis. We plan to enhance our research and development capability by recruiting additional experienced engineers specialized in the solar power industry. Certain members of our senior management spearhead our research and development efforts and set strategic directions for the advancement of our products and manufacturing processes.

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we would partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which would be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge battery technologies. In 2016, we established cooperative relationship with Sun Yat-Sen University and the National University of Singapore in the research of solar modules and solar cells, respectively. In 2017, we partnered with TÜV Rheinland, an independent provider of technical services for testing, inspection, certification, consultation and training, to develop standardized testing methods for bifacial PV technology. In 2018, we participated in three projects cooperating with Institute of Electrical Engineering of the Chinese Academy of Sciences of Zhejiang University and Nanchang University in module recycling, high-efficiency P-type poly, and N-type bifacial cell. In 2019, we signed a memorandum of understanding with Shanghai Institute of Space Power Sources to co-develop high efficiency solar cell technology for space and terrestrial applications.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2017, 2018 and 2019, our research and development expenses were RMB294.1 million, RMB366.6 million and RMB324.4 million (US$46.6 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 756 patents by the State Intellectual Property Office of the PRC, including 660 utility model patents, 88 invention patent and eight design patents. We also have 376 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. We have not been a party to any intellectual property claims since our inception.

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 238 trademarks in the PRC, such as “”, “” and “”, and 30 trademarks in Hong Kong and Taiwan, including “”, and “”.We also have seven trademarks registered in WIPO. We have pending trademark applications of 26 trademarks in seven countries and regions, including Brazil, Qatar, Saudi Arabia, Thailand, Indonesia, Malaysia, and Japan. In addition, we have registered five trademarks in the United States, six trademarks in Canada and eight trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2019 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by period
		less than			more than
	Total	1 year	2-3 years	4-5 years	5 years
Contractual Obligations	(RMB in thousands)
Short-term Debt Obligations*	9,222,870	9,222,870	—	—	—
Long-term Debt Obligations*	2,367,566	109,105	720,331	141,227	1,396,903
Convertible Senior Notes**	619,999,386	19,977,732	600,021,654	—	—
Operating Lease Obligations	1,699,482	1,476,676	176,723	46,083	—
Capital Commitment	1,734,073,402	1,545,563,682	188,509,720	—	—
Total	2,367,362,706	1,576,350,065	789,428,428	187,310	1,396,903

*        Includes accrued interests.

**      Includes accrued interests. In May 2019, we issued convertible senior notes of US$85 million due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears.

If sales of our overseas project assets is closed in 2020, we would strengthen our balance sheet by cutting relative long-term debt obligations of RMB915.2 billion (US$131.5 million). The initiative would increase corporate flexibility and reinforce our financial position which will allow us to take advantage of more opportunities in 2020.

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

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	45	Chairman of the board of directors
Kangping Chen	47	Director and chief executive officer
Xianhua Li	46	Director
Longgen Zhang	56	Director
Wing Keong Siew	69	Independent director
Steven Markscheid	66	Independent director
Yingqiu Liu	70	Independent director
Haiyun (Charlie) Cao	43	Chief financial officer
Musen Yu	71	Consultant
Zhiqun Xu	53	Chief operating officer
Gener Miao	35	Chief marketing officer
Hao Jin	39	Chief technology officer

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

Mr. Xianhua Li is a founder and director of our company. He was our vice president from June 2006 to March 2020. Prior to founding our company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities. Mr. Li is a brother of Mr. Xiande Li.

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

Mr. Musen Yu has been our consultant since March 2020. He was our vice president from our inception to March 2020. Prior to joining us in 2007, he was a researcher of the Coal and Gold Production Bureau of the Shangrao Municipality from 2005 to 2007, head of the Coal and Gold Production Bureau of the Shangrao Municipality from 2000 to 2005 and the deputy head of the Coal and Gold Production Bureau of the Shangrao Municipality from 1992 to 2002. Mr. Yu was the party committee secretary of the Mining Affairs Bureau of Leqing Municipality from 1986 to 1992. Mr. Yu was the deputy secretary of the Party Committee and secretary of the Party Disciplinary Committee of the Mining Affairs Bureau of Yinggang Ling from 1984 to 1986. Mr. Yu received his bachelor’s degree in mining engineering from the China University of Mining and Technology in 1984.

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

Mr. Gener Miao has been our chief marketing officer since February 2019. Mr. Miao has served as our vice president for global sales and marketing from November 2015 to February 2019. Mr. Miao served as chief of staff to our chairman from 2010 to 2015. Prior to that, Mr. Miao worked at Fosun Group’s Tebon Securities and Ingersoll Rand China Investment. Mr. Miao received his master’s degree in business administration from the China Europe International Business School in 2015, his postgraduate diploma in finance and economics from the University of Southampton in 2010 and his bachelor’s degree in mathematics and applied mathematics from Tongji University in 2008.

Dr. Hao Jin has been our chief technology officer since January 2020. Dr. Jin has served in a number of senior positions at JinkoSolar, including vice president of research and development from December 2015 to January 2020 and chief scientist from May 2012 to December 2015. Prior to that, Dr. Jin held several key roles in research and development, including vice president of research and development at Lightway Solar (China), chief scientist at Trina Solar (China), and research fellow at the Australian National University. Dr. Jin received his Ph.D. in engineering from the Australian National University in 2007 and his bachelor’s degree in thermal energy and power engineering from Tsinghua University in 2003.

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

In 2019, we paid cash compensation in the aggregate amount of RMB38.0 million (US$5.5 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was RMB446.0 thousand (US$64.1 thousand) in 2019.

Share Incentive Plans

2009 Long Term Incentive Plan

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, which was subsequently amended and restated. Our 2009 Long Term Incentive Plan provides for the grant of incentive plan options, restricted shares, restricted share units, share appreciation rights and other share-based awards, referred to as the “Awards.” The purpose of the 2009 Long Term Incentive Plan is to attract, retain and motivate key directors, officers and employees responsible for the success and growth of our company by providing them with appropriate incentives and rewards and enabling them to participate in the growth of our company. We have reserved 9,194,356 ordinary shares for issuance under our 2009 Long Term Incentive Plan.

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

Amendment and Termination. Our board of directors may amend, suspend or terminate the 2009 Long Term Incentive Plan at any time and for any reason, provided that no amendment, suspension, or termination shall be made that would alter or impair any rights and obligations of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2009 Long Term Incentive Plan shall continue in effect for a term of ten years from the effective date of the 2009 Long Term Incentive Plan , the term of which has been extended to October 1, 2023.

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

Share Options

As of the date of this annual report, options to purchase 4,555,288 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares	Exercise Price (US$)	Grant Date	Expiration Date
Xiande Li	*	3.2875	October 10, 2014	October 9, 2024
Kangping Chen	*	3.2875	October 10, 2014	October 9, 2024
Xianhua Li	*	3.2875	October 10, 2014	October 9, 2024
Longgen Zhang	*	3.2875	October 10, 2014	October 9, 2024
Wing Keong Siew	*	3.2875	October 10, 2014	October 9, 2024
Steven Markscheid	*	3.2875	October 10, 2014	October 9, 2024
Yingqiu Liu	*	3.2875	April 13, 2015	April 13, 2025
Haiyun (Charlie) Cao	*	3.2875	October 10, 2014	October 9, 2024
Musen Yu	—	—	—	—
Zhiqun Xu	*	3.2875	October 10, 2014	October 9, 2024
Gener Miao	*	3.2875	October 10, 2014	October 9, 2024
Hao Jin	*	3.2875	October 10, 2014	October 9, 2024
Other Employees	1,370,000	3.2875	October 10, 2014	October 9, 2024
	113,336	4.3775	October 1, 2013	October 1, 2023

*        Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

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

Audit Committee

Our audit committee consists of Steven Markscheid, Yingqiu Liu and Wing Keong Siew, and is chaired by Steven Markscheid. All of the members of the audit committee satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	meeting separately and periodically with management and the independent auditors; and

●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Xiande Li, Kangping Chen and Steven Markscheid, and is chaired by Xiande Li. Steven Markscheid satisfies the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our three most senior executives;

●	reviewing and recommending to the board the compensation of our directors;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and determining the compensation level of our chief executive officer based on this evaluation;

●	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	reporting regularly to the full board of directors.

Nominating Committee

Our nominating and corporate governance committee consists of Yingqiu Liu, Xiande Li and Steven Markscheid, and is chaired by Xiande Li., Yingqiu Liu and Steven Markscheid satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election by the shareholders or appointment by the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board with regard to characteristics such as knowledge, skills, experience, expertise and diversity required for the board as a whole;

●	identifying and recommending to the board the directors to serve as members of the board’s committees;

●	developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to our company;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the full board of directors.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. These employment agreements became effective on the signing date and will remain effective through 2020. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, failure to satisfy our job requirements during the probation period, a material violation of our regulations, failure to perform agreed duties, embezzlement that causes material damage to us, or conviction of a crime. An executive officer may terminate his or her employment for cause at any time, including, but not limited to, our failure to pay remuneration and benefits or to provide a safe working environment pursuant to the employment agreement, or our engagement in deceptive or coercive conduct that causes him or her to sign the agreement. If an executive officer breaches any terms of the agreement, which leads to, including, but not limited to, termination of the agreement, resignation without notice, or failure to complete resignation procedures within the stipulated period, he or she shall be responsible for our economic losses and shall compensate us for such losses. We may renew the employment agreements with our executive officers.

D.	Employees

As of December 31, 2017, 2018 and 2019, we had a total of 12,696, 12,565 and 15,195 employees, respectively. As of December 31, 2019, we had 15,195 full-time employees, including 12,587 in manufacturing, 1,415 in research and development, 158 in sales and marketing and 1,035 in administration. Substantially all of these employees are located in China with a small portion of employees based in the United States, Europe and other countries and regions.

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

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB484.8 million, RMB560.2 million and RMB595.3 million (US$85.5 million), respectively, as of December 31, 2017, 2018 and 2019. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)	23,000,849	12.9
Kangping Chen(4)	15,907,100	8.9
Xianhua Li(5)	6,217,100	3.5
Longgen Zhang	*	*
Wing Keong Siew	*	*
Steven Markscheid	*	*
Yingqiu Liu	*	*
Haiyun (Charlie) Cao	*	*
Musen Yu	—	—
Zhiqun Xu	*	*
Gener Miao	*	*
Hao Jin	*	*
All Directors and Executive Officers as a group	46,060,989	25.5
Principal Shareholders:
Schroder Investment Management North America Inc and its affiliated entities(6)	21,168,484	11.9
Brilliant Win Holdings Limited(3)	17,372,750	9.8
Yale Pride Limited(4)	12,005,700	6.8
Guolao Investments(7)	9,740,000	5.5
Morgan Stanley(8)	9,306,260	5.2

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 177,707,657 ordinary shares, being the number of shares outstanding as of the date of this annual report (excluding 668,738 ADSs representing 2,674,952 ordinary shares reserved for future grants under our share incentive plans, and 2,945,840 ordinary shares as treasury stock), and the number of ordinary shares underlying options exercisable by such person or group within 60 days of the date of this annual report.

(3)	Represents (i) 17,372,750 ordinary shares held by Brilliant Win Holdings Limited, (ii) 4,628,099 ordinary shares held by Tanka International Limited and (iii) ordinary shares issuable upon exercise of certain options that are exercisable within 60 days of the date of this annual report. From January 21, 2020 to February 11, 2020, Brilliant Win Holdings Limited disposed 3,600,000 ordinary shares in the form of ADSs, pursuant to a Rule 10b5-1 trading plan dated December 27, 2019, between Brilliant Win Holdings Limited and UBS Financial Services Inc., as agent, of up to 900,000 ADSs. The trading plan was terminated on February 11, 2020 in accordance with the terms thereof. In March 2020, Mr. Li informed us that he completed his purchase of 200,000 ADSs. Brilliant Win Holdings Limited is a British Virgin Islands company wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Tanka International Limited is a Cayman Islands company which holds 7,713,499 of our ordinary shares. Mr. Xiande Li holds 60% equity interest in Tanka International Limited and is also a director of Tanka International Limited. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

(4)	Represents (i) 12,005,700 ordinary shares held by Yale Pride Limited, (ii) 3,085,400 ordinary shares held by Tanka International Limited, and (iii) ordinary shares issuable upon exercise of certain options that are exercisable within 60 days of the date of this annual report. Yale Pride Limited is a British Virgin Islands company wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Tanka International Limited is a Cayman Islands company which holds 7,713,499 of our ordinary shares. Mr. Kangpin Chen holds 40% equity interest in Tanka International Limited and is also a director of Tanka International Limited. Mr. Chen is the brother-in-law of Mr. Xiande Li.

(5)	Represents (i) 6,057,100 ordinary shares held by Peaky Investments Limited, and (ii) ordinary shares issuable upon exercise of certain options that are exercisable within 60 days of the date of this annual report. Peaky Investments Limited is a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, and British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.

(6)	Represents (i) 1,785,084 ordinary shares beneficially owned by Schroder Investment Management Ltd., (ii) 19,210,316 ordinary shares beneficially owned by Schroder Investment Management Hong Kong Ltd., (iii) 25,972 ordinary shares beneficially owned by Schroder Investment Management North America Ltd., and (iv) 147,112 ordinary shares beneficially owned by Schroder Investment Management Singapore Ltd., as reported in the Schedule 13G filed by Schroder Investment Management North America Inc, among others, on February 14, 2020. Schroder Investment Management North America Inc is a U.S. company located at 7 Bryant Park, 19th Floor, New York, NY 10018. Schroder Investment Management Ltd and Schroder Investment Management North America Ltd. are located in the United Kingdom at 1 London Wall Place, London EC2Y 5AU. Schroder Investment Management Hong Kong Ltd is located at Level 22, Two Pacific Place, 88 Queensway, Hong Kong. Schroder Investment Management Singapore, Ltd is located at 138 Market Street #23-02, CapitaGreen, Singapore 048946.

(7)	Represents 9,740,000 ordinary shares beneficially owned by Guolao Investments in the form of ADSs, as reported in the Schedule 13G amendment it filed on February 12, 2019. Guolao Investments is a Cayman Islands company and its address is 4th Floor, Harbour Place, 103 South Church Street, Grand Cayman, KY1-1002, Cayman Islands.

(8)	Represents 9,306,260 ordinary shares held by Morgan Stanley, a Delaware company with its address at 1585 Broadway New York, NY 10036, as reported in an amendment to Schedule 13G filed by Morgan Stanley on February 13, 2020.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of the date of this annual report, 177,707,657 ordinary shares are issued and outstanding (excluding 668,738 ADSs representing 2,674,952 ordinary shares reserved for future grants under our share incentive plans, and 2,945,840 ordinary shares as treasury stock). As of the date of this annual report, we have one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2019.

As of December 31, 2019
RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	484,317,935
Accounts receivable from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai)	36,185,644

Notes receivables from related parties:
Notes receivables from JinkoPower for provision of guarantee	18,628,574

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	75,234
Other receivables from JinkoPower for miscellaneous transactions	21,995,622
Prepayments to JinkoPower for outsourcing services	32,247,424

Other assets from related parties:
Guarantee receivables due from JinkoPower	96,753,306

Accounts payable due to a related party:
Accounts payable due to Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”, in which JinkoSolar owns 30% equity interests)	36,309,710

Advances from related parties
Advances from JinkoPower for sales of solar modules	748,615

Other payables due to a related party:
Other payables to Jiangxi Desun for leasing of land and buildings	10,784,038
Other payables due to JinkoPower for payments on behalf of our company	2,343,314
(1)	Mr Xianshou Li, chairman and chief executive officer of Renesola, is the brother of Mr Xiande Li, chairman of the board of directors of us.
(2)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts we advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(3)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

Related party transactions for the year ended December 31, 2019 were as follows:

2019
RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV	144,287,938
Revenue from sales of products to JinkoPower	7,812,477
Income of financing guarantees	18,574,433
Rental services provided to JinkoPower	2,177,280

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	39,565,882
Solar project management service provided by JinkoPower	23,266,889
Construction service of solar project provided by JinkoPower	8,935,653
Rental services provided by Jiangxi Desun	1,100,304

In connection with our disposal of JinkoSolar Power downstream business in 2016, we entered into a master service agreement with JinkoPower under which we agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements entered into within a three-year period from October 2016. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, we will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB2.63 billion (US$377.4 million) as of December 31, 2019. We charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee is to be settled semi-annually, and the management of us believes the guarantee fee charges are at market rates. The guarantee receivables were settled upon the receipt of guarantee fees from JinkoPower. We have received RMB18.6 million (US$2.7 million) guarantee fees from JinkoPower in 2019.

As of December 31, 2019, we recorded the guarantee fee income receivable amounted to RMB115.4 million (US$16.6 million) and a guarantee liability amounted to RMB72.0 million (US$10.3 million). The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized during the year ended 2019 amounted to RMB18.6 million (US$2.7 million), respectively.

In 2019, sales of solar module products to subsidiaries of JinkoPower amounted to RMB7.8 million (US$1.1 million). As of December 31, 2019, outstanding receivables due from JinkoPower were RMB484.3 million (US$69.6 million), among which RMB418.4 million was overdue over one year. We did not charged JinkoPower interest on the overdue receivables. We expect most of the outstanding receivables will be collected in full in 2020.

In 2019, sales of solar module products to Sweihan PV amounted to RMB144.3 million (US$20.7 million).

In 2019, rental services provided to subsidiaries of JinkoPower amounted to RMB2.2 million (US$313 thousand).

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to us. In 2019, Jinko-Tiansheng charged us processing fee amounted to RMB39.6 million (US$5.7 million).

In November 2017, we entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by us, enabling JinkoPower to monitor the construction and daily operations of these power stations. We retain ownership of these power stations and there exists no call or other rights of JinkoPower. We agree to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. We had paid RMB76.4 million in advance as of December 31, 2019 and recorded service expenses incurred in the years of 2017, 2018 and 2019, amounted to RMB2.7 million, RMB20.8 million and RMB23.3 million (US$3.3 million), respectively, as cost of project assets.

On January 1, 2008, Jiangxi Desun and us entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to us for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun charged us RMB1.1 million (US$0.2 million) in rent for 2019.

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

Legal and Administrative Proceedings

In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the U.S. Department of Commerce and U.S. International Trade Commission against the Chinese solar industry, accusing Chinese producers of CSPV cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar was on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the anti-dumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, cash deposits were required to pay on import into the United States of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us were 13.94% (for anti-dumping) and 15.24% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to subsequent administrative reviews by U.S. Department of Commerce.

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission’s determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The sixth administrative reviews are pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In May 2019, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews are still pending as of the date of this annual report. We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. The final results of the five-year reviews are still pending as of the date of this annual report.

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) were being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigation was not country specific. They involved imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) were causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned were subject to the safeguard measures established in the U.S. President’s final result, which included that the CSPV cells and modules imported would be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we opened our manufacturing facility in the United States, and the products manufactured in such facility will not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States. Our imports of solar cells and modules into the United States were subject to the duties imposed by Section 201 Investigation starting from February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the White House under the Section 201 Investigation.

In August 2017, the United States Trade Representative initiated an investigation pursuant to the Trade Act of 1974, as amended (the “Trade Act”), to determine whether acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation were actionable under the Trade Act (“Section 301 Investigation”). The findings from the United States Trade Representative with the assistance of the interagency Section 301 committee showed that the acts, policies, and practices of the Chinese government related to technology transfer, intellectual property and innovation were unreasonable or discriminatory and burdened or restricted the U.S. commerce. On March 22, 2018, the U.S. President directed his administration to take a range of actions responding to China’s acts, policies, and practices involving the unfair and harmful acquisition of U.S. technology. These actions included imposing an additional duty of 25% on products from China in aerospace, information and communication technology, and machinery. On April 3, 2018, the United States Trade Representative proposed a list of products from China which would be subject to the additional duty. In June and July 2018, the United States Trade Representative proposed three lists of products from China which were worth approximately US$250 billion (US$34 billion for List 1, US$16 billion for List 2 and US$200 billion for List 3), among which, products on List 1 and List 2 would be imposed a 25% additional duty and products on List 3 would be imposed a 10% additional duty. Certain of our production equipment and raw materials exported from China to be used in our new manufacturing facility in the United States and our solar PV products exported from China were covered by these three lists. In July, August and September 2018, the United States Trade Representative published that the Customs and Border Protection would begin to collect additional duties on the products exported from China on List 1 on July 6, 2018, those on List 2 on August 23, 2018 and those on List 3 on September 24, 2018, respectively. On March 5, 2019, the United States Trade Representative determined that the rates of additional duty for the products on List 3 would remained at 10% until further notice. On May 9, 2019, the United States Trade Representative determined to increase the rates of additional duty for the products on List 3 from 10% to 25% with an effective date on May 10, 2019. In August 2019, the United States Trade Representative determined to impose an additional 10% duty on the fourth list of products of Chinese origin with an annual aggregate trade value of approximately US$300 billion (“List 4”). Certain of our production equipment and raw materials of Chinese origin to be used in our new manufacturing facility in the United States were covered by List 4. The tariff subheadings under List 4 were separated into two lists with different effective dates: the list set forth in annex A of the notice issued by the United States Trade Representative became effective on September 1, 2019; and the list set forth in annex C of the notice became effective on December 15, 2019. On August 30, 2019, the United States Trade Representative determined to increase the rate of additional duty for the products covered by List 4 from 10% to 15%. On December 18, 2019, the United States Trade Representative determined to suspend indefinitely the imposition of additional 15% duty on products covered by annex C of List 4. On January 15, 2020, the United States Trade Representative determined to reduce the rate of the additional duty on products covered by annex A of List 4 from 15% to 7.5% , which became effective on February 14, 2020. The lists of products, which the United States Trade Representative may further revise, may affect the solar industry and the operation of our new manufacturing facility in the United States.

Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We did not make provisions for preliminary U.S. countervailing and anti-dumping duties in 2019. However, as the final anti-dumping and countervailing rates applicable to us are subject to the outcome of the administrative reviews which may be substantially increased by the U.S. Department of Commerce, we cannot assure you that our provision made is sufficient and our business and results of operations may be materially adversely affected if the outcome of the administrative reviews turn out to be negative.

In March 2018, the U.S. President signed a memorandum, instructing the relevant authorities to impose restrictions on China based on a report on investigation against China under the Trade Act issued by the Office of the U.S. Trade Representative. According to the memorandum, the tariffs on US$60 billion of Chinese exports to the United States in response to China’s alleged theft of U.S. intellectual property. The above action may restraint import from China which may affect the solar industry, especially to the business like ours.

On October 11, 2011, JinkoSolar, along with our directors and officers at the time of our initial public offering, or the Individual Defendants, and the underwriters of our initial public offering were named as defendants in a putative shareholder class action lawsuit filed in the United States District Court for the Southern District of New York captioned Marco Peters v. JinkoSolar Holding Co., Ltd., et al., Case No. 11-CV-7133 (S.D.N.Y.). In an amended complaint filed on June 1, 2012, the plaintiff, representing a class of all purchasers and acquirers of ADSs of JinkoSolar between May 13, 2010 and September 22, 2011, inclusive, alleged that the defendants violated Sections 11 and 12(a)(2) of the Securities Act and Section 10(b) of the Exchange Act, by making material misstatements or failing to disclose material information regarding, among other things, JinkoSolar’s compliance with environmental regulations at its Haining facility. The amended complaint also asserted claims against the Individual Defendants for control person liability under Section 15 of the Securities Act and Section 20(a) of the Exchange Act. On January 22, 2013, the District Court issued a Memorandum and Order dismissing the amended complaint as against all defendants. The plaintiff appealed the District Court’s Order to the United States Court of Appeals for the Second Circuit, which issued an order on July 31, 2014 vacating the District Court’s Order and remanding the case to the District Court for further proceedings. Defendants filed a further motion to dismiss the amended complaint. On January 22, 2015, JinkoSolar agreed, subject to court approval, to settle the lawsuit. The settlement, once approved, would also resolve all related claims against JinkoSolar’s officers and directors as well as the underwriters involved in JinkoSolar’s public offerings during the relevant period. Under the terms of the proposed settlement, the members of the proposed class would receive a settlement fund of $5.05 million, less any court-approved fees. JinkoSolar would contribute a portion of the settlement fund, and JinkoSolar’s insurers would fund the remaining portion. JinkoSolar would not take any charge in connection with the settlement. JinkoSolar has denied, and continues to deny, the allegations and entered into this settlement solely to eliminate the uncertainty, burden and expense of further protracted litigation. On March 11, 2016, the District Court entered an Order and Final Judgment approving such settlement, certifying the proposed class for settlement purposes, and dismissing the amended complaint with prejudice.

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for RMB2.7 million for breaching the contract by failing to make allegedly required payments and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January 2016, Wuxi Zhongcai also changed the complaint, in which it claimed for the liquidated damages amounting to RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. The first court hearing was held on November 22, 2017. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. We received final judgements for the two lawsuits from the Supreme People’s Court in January and February 2019, respectively, which provide that, among others, Wuxi Zhongcai shall fully return our prepayments and interests accrued thereon. In December 2019, we entered into a settlement agreement for the enforcement of the Supreme People’s Court’s final judgements with Wuxi Zhongcai, Wuxi Zhongcai Group Co., Ltd., the parent company of Wuxi Zhongcai, Wuxi Zhongcai New Materials Co., Ltd. and Yuanqing Zhou, the legal representative of Wuxi Zhongcai. According to the settlement agreement, Wuxi Zhongcai and Wuxi Zhongcai Group Co., Ltd. will return our prepayments and interests by end of June, 2020 while Wuxi Zhongcai New Materials Co., Ltd. and Yuanqing Zhou are jointly and severally liable for Wuxi Zhongcai’s obligations under the settlement agreement. As of the date of this annual report, we have received the first payment of RMB52.5 million (US$7.5 million) from Wuxi Zhongcai.

In the fourth quarter of 2017, we decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa. In December 2017, the South African Revenue Services (“SARS”), issued a letter of demand in terms of the Customs and Excise Act (the “Act”). The demand was for the amount of approximately ZAR573.1 million (US$42.4 million) against JinkoSolar (Pty) Ltd. SARS alleged that JinkoSolar (Pty) Ltd’s importation of certain components for the manufacturer of solar panels and the rebate of customs duty did not comply with the Act. We were of the view that SARS’ decision to persist with the letter of demand for the amounts in question was without any legal basis and intended on vigorously defending JinkoSolar (Pty) Ltd against all these claims. JinkoSolar (Pty) Ltd submitted an application to SARS for the suspension of payment for the amount demanded. In February 2018, JinkoSolar (Pty) Ltd lodged an internal appeal in terms of sections 77A–77F of the Act against the decision of SARS to claim the amounts demanded and the basis thereof to the Customs National Appeals Committee of South Africa. In December 2018, Jiangxi Jinko transferred 100% equity interest in Jinko Solar Investment (Pty) Ltd to an independent third party, at which point both Jinko Solar Investment (Pty) Ltd and its subsidiary JinkoSolar (Pty) Ltd were no longer our affiliated companies and their financial results were no longer consolidated into our consolidated financial statements.

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. An arbitration tribunal was constituted on September 5, 2019 which decided on January 4, 2020 that the Singapore Customer shall submit its statement of claim no later than June 4, 2020 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim. The Singapore Customer has not submitted its statement of claim as of the date of this annual report. The arbitrations are still in the preliminary stage and it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and liability and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Moura Fábrica Solar – Fabrico e Comércio de Painéis Solares, Lda. (“MFS”) submitted a request for arbitration at International Chamber of Commerce (Case No. 24344/JPA) against Projinko Solar Portugal, Unipessoal Lda (“Projinko”) in connection with dispute arising out of (i) a business unit lease agreement (the “Business Unit Lease Agreement”) entered into on August 23, 2013 between MFS and Jinko Solar (Switzerland) AG (“Jinko Switzerland”), (ii) an assignment agreement dated May 26, 2014, whereby Jinko Switzerland assigned and transferred to Projinko all rights, title, interest, liabilities and obligations under the Business Unit Lease Agreement, and (iii) an amendment agreement relating to the Business Unit Lease Agreement dated December 29, 2015 (the Business Unit Lease Agreement, the assignment agreement and the amendment agreement are collectively referred to as “Lease Agreements”). In order to ensure the performance of parties’ respective obligations under the Lease Agreements, a guarantee from the parent company of MFS, Acciona Energia, S.A.U. and a bank guarantee was granted in favor of Projinko, and a guarantee from the parent company of Projinko, Jiangxi Jinko, and a bank guarantee was also granted in favor of MFS. The notice of request for arbitration had not been duly and effectively served by MFS to Projinko. In July 2019, MFS submitted a request at International Chamber of Commerce to join Jinko Switzerland and Jiangxi Jinko as two additional parties, alleging they were indispensable to the current dispute and claiming against Projinko, Jiangxi Jinko and Jinko Switzerland recovery of two drawdowns by Projinko under the bank guarantee in the amount of €1,965,170 and €846,604.41, respectively, with the interests thereon as well as economic damages suffered by MFS as a result thereof.

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. As of the date of this annual report, the arbitration tribunal has been constituted and the arbitration is still in the preliminary stage. We believe Projinko, Jiangxi Jinko and Jinko Switzerland have reasonable grounds to challenge MFS’ claim in the present case, and will vigorously defend against the claim made by MFS.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries.

(i) On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Q CELLS & Advanced Materials Corporation (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. The administrative law judge’s initial determination will be reviewed by the ITC within 45 days after its issuance date.

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the "Statement of Defense"), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on the Plaintiff B's reply on March 3, 2020. The main hearing of the case was scheduled in May 2020.

(iii) On March 12, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”), following which FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application (“Discovery Request”).

We believe that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215, EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating our non-infringement of the Asserted Patents. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any. On June 3, 2019, we filed a petition for IPR of the 215 Patent with the PTAB. IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the 215 patent claims in view of prior art.

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

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

●	Company Law of the PRC (1993), as amended;
●	Foreign Investment Law of the PRC (2020); and
●	Implementing Regulations on the Foreign Investment Law of the PRC (2020)

Under the new regime of foreign investment, foreign-invested enterprises in the PRC, being treated equally with domestic companies, may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. When distributing its after-tax profit, a company in the PRC is required to set aside as statutory common reserves 10% of its after-tax profit, until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Where the aggregate balance of the company’s statutory common reserve is insufficient to cover any loss the company made in the previous financial year, the current financial year’s profits shall first be used to cover the loss before any statutory common reserve is drawn. In addition to the statutory common reserve, the company may draw a discretionary common reserve from its after-tax profits. Both the statutory common reserve and the discretionary common reserve may not be distributed to equity owners in the event of liquidation. A company is not permitted to distribute any profits until any losses from prior fiscal years have been offset and the common reserve is drawn. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

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

Under the current laws of Hong Kong:

●	No profits tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs.

●	Revenue gains from the sale of ADSs by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the maximum rate of 16.5% on corporations and at the maximum rate of 15% on individuals and unincorporated businesses. From the year of assessment 2018/19, a concessionary tax rate (i.e. half of the current tax rate) can apply to corporations or unincorporated businesses for the first HK$2 million of assessable profits subject to applicable conditions.

●	Gains arising from the sale of ADSs, where the purchases and sales of ADSs are effected outside of Hong Kong (e.g., on the NYSE), should not be subject to Hong Kong profits tax.

●	According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid by us on ADSs would not be subject to any Hong Kong tax, even if received by investors in Hong Kong.

●	No Hong Kong stamp duty is payable on the transfers of the ADSs outside Hong Kong.

People’s Republic of China Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Taxation.”

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

Subject to certain exceptions for short-term positions, certain dividends (“qualified dividends”) received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A non-U.S. corporation is treated as a qualified foreign corporation for this purpose if the dividends are paid with respect to shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States and the non-U.S. corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). We should be treated as a qualified foreign corporation with respect to dividends paid on shares represented by our ADSs because our ADSs are listed on the NYSE and should be treated as readily tradable as longs as they are so listed. Accordingly, subject to the conditions described above and the discussions below under “—Passive Foreign Investment Company,” dividends paid by us on shares represented by ADSs generally will be eligible for the reduced income tax rate. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, so long as the Secretary of the United States Treasury has determined such treaty is satisfactory for purposes of the reduced rate and such treaty includes an exchange of information program. The Secretary of the United States Treasury has determined that the U.S. income tax treaty with China satisfies these requirements. Accordingly, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation described above (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of ordinary shares.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and generally will be categorized as “passive category income” for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs, and, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. Alternatively, a U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. In certain circumstances, however, if U.S. Holders have held the ordinary shares or ADSs for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a U.S. foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. The rules relating to the U.S. foreign tax credit are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit in their particular circumstance.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year, and we do not currently intend or anticipate becoming a PFIC for our 2020 taxable year or any future taxable year. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ordinary shares or ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 1.6%, 2.1% and 2.9% in 2017, 2018 and 2019, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2019, our foreign exchange forward contracts had a total notional value of US$848.0 million. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a loss relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB78.3 million (US$11.2 million) in 2019. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We incurred a net foreign-exchange gain of RMB8.8 million (US$1.3 million) in 2019 due to the appreciation of the U.S. dollars against the Renminbi. We incurred a net foreign-exchange gain of RMB33.7 million in 2018 due to the appreciation of the U.S. dollars against the Renminbi. We incurred a net foreign-exchange loss of RMB114.3 million in 2017.

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

As of December 31, 2019, we held RMB5.65 billion (US$812.1 million) in cash and cash equivalents, of which RMB2.37 billion (US$340.6 million) were denominated in U.S. dollars, a 5% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB118.6 million (US$17.0 million) in our cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31, 2019, we had short-term borrowings (including the current portion of long-term bank borrowings and financing associated with failed sale-leaseback transactions due within one year) of RMB9.05 billion (US$1.30 billion). As of December 31, 2019, we had short-term borrowings outstanding of RMB6.14 billion (US$881.5 million), RMB2.42 billion (US$347.2 million), RMB52.2 million (US$7.5 million) and RMB440.9 million (US$63.3 million) which were denominated in RMB, U.S. dollars, Euros and JPY, respectively, and bearing a weighted average interest rates of 3.91%, 4.47%, 2.07% and 4.21% per annum, respectively. We have long-term borrowings (excluding the current portion of long-term bank borrowings and financing associated with failed sale-leaseback transactions due within one year) of RMB1.59 billion (US$227.8 million), which bore interest at an average annual rate of 6.88% as of December 31, 2019.

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo, the term of which was later extended to November 2022. The credit limit was raised to US$40.0 million in June 2015 and further to US$60.0 million in July 2016 through amendments to the credit agreement. Borrowings under the credit agreement would be used to support our working capital and business operations in the United States.

In May 2015, we signed a US$20.0 million three-year bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations. The term of this bank facility has been extended to March 2021.

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad, the term of which has been extended to September 2020, to support our working capital and business operations in Malaysia.

In May 2017, we provided a guarantee due April 2019 for a loan of Sweihan PV Power Company P.J.S.C, our equity investee, for developing overseas solar power projects, in an aggregate principal amount not exceeding US$42.9 million.

In July 2017, we issued medium-term notes of RMB300.0 million due July 2020 for working capital purposes, all of which were redeemed in July 2019.

In July 2017, we entered into a four-year financial lease in the amount of RMB600.0 million to support the improvement of our production efficiency.

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan. The loan was upsized to JPY6.70 billion after annual review in June 2019.

In May 2019, we issued convertible senior notes of US$85 million in aggregate principal amount due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears.

In September 2019, we signed an RMB100 million one-year bank facility agreement with Malayan Banking Berhad, the term of which is renewable annually, to supplement our working capital.

In light of the amount of bank borrowings and notes due in the near term future, sufficient funds may not be available to meet our payment obligations.

With an aim to reduce our interest rate exposure, we entered into a long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. To finance our overseas power station business operations and expansion, our operating subsidiaries located in Mexico and Argentina will obtain long-term bank borrowings from local banks, which will carry variable interest rates. Historically, we have not been exposed to material risks due to changes in interest rates; however, our future interest income may decrease or interest expenses on our borrowings may increase due to changes in market interest rates. We are currently not engaged in any interest rate hedging activities.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our American depositary shares, each of which represents four ordinary shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. is the depositary of our ADS program and its principal executive office is situated at 383 Madison Avenue, Floor 11, New York, New York, 10179. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2019, the depositary paid us an annual reimbursement of US$320.0 for legal and investor relations expenses.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File Number 333-219925), together with the prospectus supplement to register additional securities that became effective on May 15, 2019, for our public offering of 4,062,500 ADSs, representing 16,250,000 and the underwriters’ full exercise of their over-allotment option to purchase an additional 609,375 ADSs representing 2,437,500 ordinary shares, or the 2019 ADS Offering. The net proceeds we received from the 2019 ADS Offering totaled US$70.9 million, after deducting underwriting commissions and fees and offering expenses. Credit Suisse Securities (USA) LLC and Barclays Capital Inc. were the representatives of the underwriters for our 2019 ADS Offering. Concurrent with our 2019 ADS Offering, we offered US$85.0 million aggregate principal amount of our convertible notes in a private placement, or the 2019 Private Placement. The net proceeds we received from the 2019 Private Placement totaled US$82.2 million, after deducting the placement agent’s fees and other offering expenses.

For the period from May 15, 2019 to December 31, 2019, the total expenses incurred for our company’s account in connection with our 2019 ADS Offering was approximately US$3.9 million, which included US$3.4 million in underwriting discounts and commissions and approximately US$0.5 million of other costs and expenses for our 2019 ADS Offering. For the period from May 15, 2019 to December 31, 2019, the total expenses incurred for our company’s account in connection with our 2019 Private Placement was approximately US$2.8 million including the placement agent’s fees and other offering expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the 2019 ADS Offering or 2019 Private Placement were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from May 15, 2019 to December 31, 2019, we used all of the net proceeds from our 2019 ADS Offering for (i) capital expenditure on procurement of manufacturing equipment and upgrades and expansion of our manufacturing facilities, and (ii) other day to day operating purposes. For the period from May 17, 2019 to December 31, 2019, we transferred US$31.5 million of the net proceeds from our 2019 Private Placement to the option counterparty in connection with the zero strike call option transaction, and the remainder of the net proceeds from our 2019 Private Placement for (i) capital expenditure on procurement of manufacturing equipment and upgrades and expansion of our manufacturing facilities, and (ii) other day to day operating purposes.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred in 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

ITEM 16A.               AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Steven Markscheid, an independent director, is our audit committee financial expert. Mr. Steven Markscheid satisfies the independent requirements of Section 303A of the Corporate Governance Roles of the NYSE and Rule 60A-3 under the Exchange Act.

ITEM 16B.               CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1/A (File No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010 and posted the code on our website at the following link: http://ir.jinkosolar.com/static-files/ed0c40da-6be3-42fc-a779-03b16094c4e1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	2018		2019
	(RMB)		(RMB)		(US$)
	(in thousands)
Audit Fees	5,390		5,690		817
Audit-related Fees	55	(1)	600	(2)	86
Tax Fees (3)	13		178		26
Total	5,458		6,468		929
(1)	represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with our follow-on offering and concurrent offering of additional shares in 2018.

(2)	represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with our follow-on offering of ADSs and concurrent private placement of convertible senior notes in 2019.

(3)	“Tax Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for tax advice.

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

ITEM 16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(d) Maximum
Approximate
				(c) Total	Dollar Value
				Number of ADSs	of ADSs That
				Purchased	May Yet Be
				as Part of	Purchased
	(a) Total			Publicly	Under the
	Number of	(b) Average		Announced	Plans or
	ADSs	Price Paid per		Plans or	Program (in
Period	Purchased	ADS		Programs(1)	million)(1)
March 12, 2020 through March 31, 2020	305,660	US$	13.58	305,660	US$95.9 (RMB667.3)
April 2021 (through April 24, 2020)	—		—	—	—
Total	305,660	US$	13.58	305,660	US$95.9 (RMB667.3)
(1)

On March 12, 2020, we announced a share repurchase program of up to US$100 million of our ordinary shares represented by ADSs within twelve months following March 12, 2020. Purchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as our insider trading policy.

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

2.4*	Description of Securities

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

4.15

Underwriting Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. dated May 15, 2019 (Incorporated by reference to Exhibit 1.1 on Form 6-K filed with the Securities and Exchange Commission on May 17, 2019.)

4.16*	Convertible Senior Notes Purchase Agreement between the Registrant and Credit Suisse AG, Singapore Branch dated May 15, 2019

4.17*	Convertible Senior Notes Purchase Agreement between the Registrant and Credit Suisse (Hong Kong) Limited dated May 15, 2019

4.18*

Convertible Senior Notes Purchase Agreement between the Registrant and BFAM Asian Opportunities Master Fund, LP acting through its general partner BFAM Asian Opportunities Master GP Limited dated May 15, 2019

4.19*	Convertible Senior Notes Purchase Agreement between the Registrant and CAI Global Master Fund, L.P. dated May 15, 2019

4.20*	Convertible Senior Notes Purchase Agreement between the Registrant and Myriad Opportunities Master Fund Limited dated May 15, 2019

4.21*	Convertible Senior Notes Purchase Agreement between the Registrant and Nine Masts Investment Fund dated May 15, 2019

4.22*	Convertible Senior Notes Purchase Agreement between the Registrant and Huge Star Opportunity II Limited dated May 15, 2019

4.23*	Placement Agent Agreement between the Registrant and Credit Suisse (Hong Kong) Limited dated May 15, 2019

4.24*

Indenture among the Registrant, The Bank of New York Mellon, London Branch, as trustee and paying agent, The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent, and The Bank of New York Mellon, London Branch, as conversion agent dated May 17, 2019

4.25*	Zero Strike Call Option Confirmation between the Registrant and Credit Suisse AG, Singapore Branch dated May 14, 2019

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Accounting Firm

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*          Filed with this annual report on Form 20-F

**        Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

		By:	/s/ Kangping Chen
		Name:	Kangping Chen
		Title:	Director and Chief Executive Officer

Date:	April 24, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JinkoSolar Holding Co., Ltd.  and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Accrued warranty costs

As described in Note 2 to the consolidated financial statements, solar modules produced by the Company are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Management applied significant judgment in estimating the expected failure rate of the Company's solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. The Company's accrued warranty costs were RMB 751 million as of December 31, 2019.

The principal considerations for our determination that performing procedures relating to accrued warranty costs is a critical audit matter are there was significant judgment made by management in estimating the warranty costs, including the expected failure rate and the estimated replacement costs. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management's estimation of warranty costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the estimation of accrued warranty costs. These procedures also included, among others, testing the appropriateness of the methodology used and the reasonableness of the significant assumptions used by management in developing these estimates, including the expected failure rate of the Company's solar module products and the estimated replacement costs associated with fulfilling its warranty obligations. Evaluating whether the significant assumptions used by management were reasonable involved (i) testing historical warranty claims and settlements, (ii) evaluating the reasonableness and appropriateness of factors considered by management in estimating the expected failure rate, and (iii) testing the completeness, accuracy and relevance of the underlying data used to estimate the replacement cost.

Allowance for doubtful accounts

As described in Notes 2 and 7 to the consolidated financial statements, the Company made specific provisions against accounts receivable for estimated losses resulting from the inability of the Company's customers to make payments. Management applied significant judgment in considering various factors, including historical bad debts, specific customer creditworthiness and current economic trends when evaluating accounts receivable balances to determine whether an allowance for doubtful accounts should be provided and to measure such allowance. The Company's gross accounts receivable and allowance of doubtful accounts were RMB 5,585 million and RMB 318 million, respectively, as of December 31, 2019.

The principal considerations for our determination that performing procedures relating to allowance for doubtful accounts is a critical audit matter are there was significant judgment made by management in estimating the allowance for doubtful accounts which took into consideration various factors, including historical bad debts, specific customer creditworthiness and current economic trends. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management's estimation of allowance for doubtful accounts.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the estimation of allowance for doubtful accounts. These procedures also included, among others, testing management's process for developing the allowance for doubtful accounts, testing the completeness, accuracy, and relevance of the data used; and evaluating significant assumptions used by management, including historical bad debts, specific customer creditworthiness and current economic trends. Evaluating management's assumptions involved evaluating whether the assumptions were reasonable considering the number of days a receivable is overdue, historical and subsequent collection of receivables, specific customer creditworthiness and current economic trends.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 24, 2020

We have served as the Company’s auditor since 2008

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB	USD
				(note 2 (ak))
Revenues from third parties	24,791,272,869	23,586,834,523	29,592,010,063	4,250,626,284
Revenues from related parties	1,681,670,585	1,455,778,818	154,277,696	22,160,604
Total revenues	26,472,943,454	25,042,613,341	29,746,287,759	4,272,786,888
Cost of revenues	(23,481,375,053)	(21,528,868,419)	(24,314,602,138)	(3,492,574,067)
Gross profit	2,991,568,401	3,513,744,922	5,431,685,621	780,212,821
Selling and marketing	(1,901,358,676)	(1,708,270,457)	(2,250,335,913)	(323,240,529)
General and administrative	(470,844,706)	(779,423,027)	(1,059,026,633)	(152,119,658)
Impairment of long-lived assets	—	(14,548,043)	(68,262,038)	(9,805,228)
Research and development	(294,102,790)	(366,576,571)	(324,434,526)	(46,602,104)
Total operating expenses	(2,666,306,172)	(2,868,818,098)	(3,702,059,110)	(531,767,519)
Income from operations	325,262,229	644,926,824	1,729,626,511	248,445,302
Interest expenses, net	(245,529,598)	(295,692,041)	(391,582,064)	(56,247,244)
Subsidy income	147,916,764	52,176,462	63,016,966	9,051,821
Exchange gain/(loss) , net	(114,344,622)	33,681,095	8,808,559	1,265,270
Other income, net	59,646,911	25,817,059	17,873,433	2,567,358
Gain/(loss) on disposal of subsidiaries	257,070	(9,425,365)	19,935,109	2,863,499
Change in fair value of foreign exchange forward contracts	(8,211,404)	(44,089,700)	(78,283,526)	(11,244,725)
Change in fair value of foreign exchange options	—	(9,720,182)	(330,706)	(47,503)
Change in fair value of interest rate swap	(16,122,313)	9,701,051	(69,974,512)	(10,051,210)
Change in fair value of convertible senior notes and call option	—	—	(29,257,458)	(4,202,571)
Convertible senior notes issuance costs	—	—	(18,646,101)	(2,678,345)
Income before income taxes	148,875,037	407,375,203	1,251,186,211	179,721,652
Income tax expenses	(4,628,003)	(4,409,523)	(277,979,001)	(39,929,185)
Equity in (loss)/income of affiliated companies	(2,055,669)	2,609,853	(48,854,715)	(7,017,541)
Net income	142,191,365	405,575,533	924,352,495	132,774,926
Less: Net income/(loss) attributable to the non-controlling interests	485,676	(903,161)	25,690,269	3,690,176
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	141,705,689	406,478,694	898,662,226	129,084,750

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	1.10	2.64	5.31	0.76
Diluted	1.08	2.63	4.85	0.70
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS-
Basic	4.40	10.56	21.22	3.05
Diluted	4.32	10.52	19.40	2.79
Weighted average ordinary shares outstanding
Basic	128,944,330	153,806,379	169,363,306	169,363,306
Diluted	131,687,230	154,704,166	166,567,757	166,567,757

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	USD
				(note 2 (ak))
Net income	142,191,365	405,575,533	924,352,495	132,774,926
Other comprehensive income:
-Change in the instrument-specific credit risk (Note 23)	—	—	(21,089,777)	(3,029,357)
-Foreign currency translation adjustments	(81,488,175)	47,004,900	13,741,077	1,973,784
Comprehensive income	60,703,190	452,580,433	917,003,795	131,719,353
Less: comprehensive income/(loss) attributable to non-controlling interests	485,676	(903,161)	25,690,269	3,690,176
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	60,217,514	453,483,594	891,313,526	128,029,177

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

	December 31, 2018	December 31, 2019
	RMB	RMB	USD
			(note 2 (ak))
ASSETS
Current assets:
Cash and cash equivalents	3,104,916,803	5,653,853,691	812,125,268
Restricted cash	377,110,770	576,546,098	82,815,665
Restricted short-term investments	4,058,418,999	6,930,501,767	995,504,290
Accounts receivable, net - related parties	675,767,723	520,503,579	74,765,661
Accounts receivable, net - third parties	5,436,370,691	5,266,350,650	756,463,939
Notes receivable - related party	—	18,628,574	2,675,827
Notes receivable, net - third parties	1,010,468,502	1,529,800,657	219,742,115
Advances to suppliers - third parties	665,220,852	2,522,373,453	362,316,276
Inventories, net	5,743,327,938	5,818,788,985	835,816,741
Foreign exchange forward contract receivables	1,192,168	52,281,183	7,509,722
Other receivables - related parties	67,729,869	54,318,280	7,802,333
Derivative assets foreign exchange option	846,718	—	—
Held-for-sale assets	—	1,170,817,846	168,177,458
Prepayments and other current assets	1,712,888,803	1,573,481,940	226,016,539
Total current assets	22,854,259,836	31,688,246,703	4,551,731,834
Non-current assets:
Restricted long-term investments	921,300,096	531,157,976	76,296,069
Project assets, net	1,770,621,085	798,243,129	114,660,451
Investments in affiliates	25,531,136	278,021,287	39,935,259
Property, plant and equipment, net	8,275,899,684	10,208,204,549	1,466,316,836
Land use rights, net	574,945,186	597,922,450	85,886,186
Intangible assets, net	35,361,410	36,395,056	5,227,823
Deferred tax assets	338,069,324	271,286,263	38,967,833
Financing lease right-of-use assets, net	—	1,259,713,215	180,946,482
Operating lease right-of-use assets, net	—	317,903,640	45,664,001
Call option related to convertible senior notes	—	294,177,634	42,255,973
Other assets – related parties	144,983,745	96,753,306	13,897,743
Other assets – third parties	912,210,407	1,466,692,145	210,677,145
Total non-current assets	12,998,922,073	16,156,470,650	2,320,731,801
Total assets	35,853,181,909	47,844,717,353	6,872,463,635

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

	December 31, 2018	December 31, 2019
	RMB	RMB	USD
			(note 2 (ak))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	698,043	36,309,710	5,215,564
Accounts payable - third parties	5,327,093,953	4,952,629,856	711,400,766
Notes payable - related parties	35,000,000	—	—
Notes payable - third parties	6,036,576,707	7,518,569,682	1,079,974,961
Accrued payroll and welfare expenses	810,920,659	879,465,292	126,327,285
Advances from related parties	910,086	748,615	107,532
Advances from third parties	2,395,228,932	4,350,380,332	624,893,035
Income tax payable	70,240,122	117,422,380	16,866,670
Foreign exchange forward contract payables	9,463,728	3,856,561	553,960
Convertible senior notes - current	68,632	—	—
Derivative liability interest rate swap	12,786,001	—	—
Financing lease liabilities - current	—	227,613,208	32,694,592
Operating lease liabilities - current	—	40,043,113	5,751,833
Bond payable and accrued interests	10,318,000	—	—
Short-term borrowings, including current portion of long-term bank borrowings, and failed sale-leaseback financing	7,103,399,191	9,047,249,911	1,299,556,136
Other payables and accruals - third parties	2,281,024,560	3,055,929,756	438,956,841
Other payables - related parties	20,818,596	13,127,352	1,885,626
Guarantee liabilities - related parties	26,639,131	25,687,692	3,689,806
Held-for-sale liabilities	—	1,008,195,707	144,818,252
Total current liabilities	24,141,186,341	31,277,229,167	4,492,692,859
Non-current liabilities:
Long-term borrowings	1,954,830,774	1,586,187,165	227,841,530
Finance lease obligations and others	338,412,288	—	—
Bond payables	299,475,000	—	—
Accrued warranty costs - non-current	573,641,400	651,968,415	93,649,403
Financing lease liabilities - non-current	—	583,490,228	83,813,127
Operating lease liabilities - non-current	—	279,534,370	40,152,600
Convertible senior notes	—	728,215,869	104,601,665
Deferred tax liability	25,893,228	250,733,941	36,015,677
Guarantee liabilities - related parties - non current	65,764,938	46,331,673	6,655,128
Total non-current liabilities	3,258,017,628	4,126,461,661	592,729,130
Total liabilities	27,399,203,969	35,403,690,828	5,085,421,989

Commitment and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 158,587,937 and 180,653,497 shares issued as of December 31, 2018 and December 31, 2019, respectively, 156,864,737 and 178,930,297 shares outstanding as of December 31, 2018 and December 31, 2019, respectively.)	21,727	24,767	3,558
Additional paid-in capital	4,010,739,727	4,582,849,862	658,285,194
Statutory reserves	570,176,203	689,706,737	99,070,174
Accumulated other comprehensive income	70,300,898	62,952,198	9,042,517
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2018 and December 31, 2019	(13,875,553)	(13,875,553)	(1,993,098)
Retained earnings	3,202,528,312	3,981,660,004	571,929,674
Total JinkoSolar Holding Co., Ltd. shareholders' equity	7,839,891,314	9,303,318,015	1,336,338,019
Non-controlling interests	614,086,626	3,137,708,510	450,703,627
Total shareholders' equity	8,453,977,940	12,441,026,525	1,787,041,646
Total liabilities, redeemable non-controlling interest and shareholders' equity	35,853,181,909	47,844,717,353	6,872,463,635

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

					JinkoSolar Holding Co., shareholders' equity
					Accumulated			Retained
	Ordinary shares issued				other	Number of		earnings	Non-	Total
	Number of		Additional	Statutory	comprehensive	Treasury	Treasury	(Accumulated	controlling	shareholders’
	shares	Par value	paid-in capital	reserves	(loss)/income	Stock	Stock	losses)	interests	equity
		RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2016	128,456,466	17,881	3,145,262,253	466,252,857	104,784,173	(1,723,200)	(13,875,553)	2,758,267,275	(495,889)	6,460,212,997
Share-based compensation expense	—	—	64,867,902	—	—	—	—	—	—	64,867,902
Appropriation to statutory reserves	—	—	—	50,632,996	—	—	—	(50,632,996)	—	—
Foreign currency exchange translation adjustment	—	—	—	—	(81,488,175)	—	—	—	—	(81,488,175)
Exercise of share options	5,412,808	723	103,478,230	—	—	—	—	—	—	103,478,953
Net income	—	—	—	—	—	—	—	141,705,689	485,676	142,191,365
Balance as of December 31, 2017	133,869,274	18,604	3,313,608,385	516,885,853	23,295,998	(1,723,200)	(13,875,553)	2,849,339,968	(10,213)	6,689,263,042
Share-based compensation expense	—	—	29,307,903	—	—	—	—	—	—	29,307,903
Common stock offering	24,273,499	3,061	663,232,926	—	—	—	—	—	—	663,235,987
Appropriation to statutory reserves	—	—	—	53,290,350	—	—	—	(53,290,350)	—	—
Foreign currency exchange translation adjustment	—	—	—	—	47,004,900	—	—	—	—	47,004,900
Contribution from non-controlling interest	—	—	—	—	—	—	—	—	615,000,000	615,000,000
Exercise of share options	445,164	62	4,590,513	—	—	—	—	—	—	4,590,575
Net income	—	—	—	—	—	—	—	406,478,694	(903,161)	405,575,533
Balance as of December 31, 2018	158,587,937	21,727	4,010,739,727	570,176,203	70,300,898	(1,723,200)	(13,875,553)	3,202,528,312	614,086,626	8,453,977,940
Share-based compensation expense	—	—	4,578,315			—	—	—	—	4,578,315
Common stock offering	18,687,500	2,579	488,948,216	—	—	—	—	—	—	488,950,795
Appropriation to statutory reserves				119,530,534	—	—	—	(119,530,534)	—	—
Foreign currency exchange translation adjustment	—	—	—	—	13,741,077	—	—	—	—	13,741,077
Change in the instrument-specific credit risk (note 23)	—	—	—	—	(21,089,777)	—	—	—	—	(21,089,777)
Contribution from non-controlling interest	—	—	—	—	—	—	—	—	2,595,780,000	2,595,780,000
Disposition of Poyang Luohong subsidiary (note 1)	—	—	—	—	—	—	—	—	(97,848,385)	(97,848,385)
Exercise of share options	3,378,060	461	78,583,604	—	—	—	—	—	—	78,584,065
Net income	—	—	—	—	—	—	—	898,662,226	25,690,269	924,352,495
Balance as of December 31, 2019	180,653,497	24,767	4,582,849,862	689,706,737	62,952,198	(1,723,200)	(13,875,553)	3,981,660,004	3,137,708,510	12,441,026,525

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	USD
				(note 2 (ak))
Cash flows from operating activities:
Net income	142,191,365	405,575,533	924,352,495	132,774,926
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Share-based compensation charge:	64,867,902	29,307,903	4,578,315	657,634
Change in fair value of foreign exchange forward contracts	4,520,619	1,475,360	(48,425,227)	(6,955,849)
Change in fair value of foreign exchange options	—	9,720,182	330,706	47,503
Change in fair value of convertible senior notes	—	—	114,149,092	16,396,491
Change in fair value of call option	—	—	(84,891,634)	(12,193,920)
Change in fair value of interest rate swap	16,122,313	(9,701,051)	69,974,512	10,051,210
Convertible senior notes issuance expense	—	—	18,646,101	2,678,345
Deferred income taxes	(7,507,742)	(106,925,932)	291,623,774	41,889,134
Depreciation of property, plant and equipment	600,541,219	802,022,200	737,584,653	105,947,406
Amortization of right-of-use assets	—	—	145,539,290	20,905,411
Depreciation of project assets	3,094,909	—	77,028,161	11,064,403
Amortization of land use rights	8,935,579	11,042,735	11,974,071	1,719,968
Amortization of intangible assets	3,481,991	4,212,569	6,822,339	979,968
Amortization of guarantee liability	(65,935,450)	(28,243,063)	(18,574,433)	(2,668,050)
Inventory provision	313,711,534	220,171,794	135,874,384	19,517,134
Provision/(reversal of provision) for allowance of doubtful accounts	(111,917,157)	(8,051,386)	61,591,999	8,847,137
Loss/(Gain) on disposal of property, plant and equipment	(82,411,232)	48,168,035	67,953,732	9,760,943
Amortization of deferred losses related to sale-leaseback transactions	14,714,339	36,638,880	33,560,902	4,820,722
Gain on disposal of land use right	—	(315,735)	—	—
Loss on disposal of intangible assets	1,936,959	—	—
Impairment of long-lived assets	—	14,548,043	68,262,038	9,805,228
Equity in (income)/loss of affiliated companies	2,055,669	(2,609,853)	48,854,715	7,017,541
Loss/(gain) on disposal of investment in subsidiaries	(257,070)	9,425,365	(19,935,109)	(2,863,499)
Exchange (gain)/loss, net	114,344,622	(33,681,095)	(8,808,559)	(1,265,270)
Changes in operating assets and liabilities (net of impact of disposition):
Decrease/(increase) in accounts receivable – third parties	226,217,542	(905,161,935)	168,487,767	24,201,753
Decrease/(increase) in accounts receivable - related parties	(698,958,001)	1,437,274,337	155,264,144	22,302,299
(Increase)/decrease in notes receivable – third parties	181,406,314	(439,236,676)	(519,332,155)	(74,597,397)
Decrease in notes receivable - related parties	—	—	(18,628,574)	(2,675,827)
Increase in advances to suppliers – third parties	(74,386,502)	(258,143,369)	(1,852,725,829)	(266,127,414)
Decrease in advances to suppliers - related party	661,788	—	—	—
Increase in inventories	(114,224,770)	(1,690,466,292)	(209,819,715)	(30,138,716)
Increase in project assets constructed for sale, net of incremental revenue (note 2(l))	—	(1,257,507,244)	(397,684,206)	(57,123,762)
Decrease in lease liabilities	—	—	(28,151,002)	(4,043,638)
(Increase)/decrease in other receivables - related parties	54,876,832	(94,349,636)	13,411,589	1,926,454
Increase in prepayments and other current assets	(695,828,766)	(294,208,927)	57,559,179	8,267,859
Decrease in other assets - related parties	27,349,607	1,042,234	48,230,439	6,927,869
(Increase)/decrease in other assets - third parties	(28,626,110)	23,458,061	(797,875,265)	(114,607,612)
Increase in accounts payable – third parties	390,360,108	651,639,945	184,669,751	26,526,150
(Decrease)/increase in accounts payable - related parties	5,328,896	(4,630,853)	35,611,667	5,115,296
Increase in accrued payroll and welfare expenses	139,104,426	89,540,563	68,544,633	9,845,820
Increase/(decrease) in advances from – third parties	(622,123,401)	1,637,949,690	1,676,456,800	240,807,952
(Decrease)/increase in advances from – related parties	(23,141,546)	(36,489,858)	(161,471)	(23,194)
Increase/(decrease) in income tax payables	(140,331,831)	42,460,277	48,243,071	6,929,684
(Decrease)/increase in accrued income tax – non - current	6,041,195	(6,041,195)	—	—
Decrease in derivative assets_foreign exchange option	—	—	516,012	74,120
Decrease in derivative liability_interest rate swap	—	(3,999,336)	(21,488,548)	(3,086,637)
Increase/(decrease) in other payables and accruals – third parties	230,391,245	310,150,424	161,448,319	23,190,600
Increase/(decrease) in other payables and accruals – related parties	(63,700,089)	8,485,112	—	—
Net cash provided by/(used in) operating activities	(177,092,694)	614,545,806	1,410,642,923	202,626,175

Cash flows from investing activities:
Maturity of restricted short-term investments	5,901,412,560	6,436,613,343	7,876,919,116	1,131,448,637
Maturity of restricted long-term investments	187,863,160	26,092,355	640,908,642	92,060,766
Maturity of short-term investments	260,263,302	602,684,530	—	—
Proceeds from disposal of property, plant and equipment	49,391,037	138,135,495	201,267,370	28,910,249
Proceeds from disposal of land use right	8,600,520	—	—	—
Cash received from, net of cash, disposal of subsidiaries	15,448,469	11,760,083	198,291,138	28,482,740
Purchase of property, plant and equipment	(2,178,471,031)	(2,421,517,272)	(3,297,539,820)	(473,661,957)
Cash paid for project assets constructed to operate	(386,300,595)	(29,889,472)	(376,505,336)	(54,081,608)
Cash paid for investment in affiliates	(16,879,589)	—	(295,049,363)	(42,381,189)
Purchase of land use right	(27,264,156)	(128,004,864)	(34,951,335)	(5,020,445)
Purchase of intangible assets	(10,864,634)	(13,840,620)	(7,855,985)	(1,128,442)
Purchase of restricted short-term investments	(5,805,735,118)	(7,257,259,419)	(10,749,001,884)	(1,543,997,513)
Purchase of restricted long-term investments	(239,320,678)	(699,599,285)	(181,771,258)	(26,109,808)
Purchase of short-term investments	(191,646,751)	(600,000,000)	—	—
Net cash used in investing activities	(2,433,503,504)	(3,934,825,126)	(6,025,288,715)	(865,478,570)

Cash flows from financing activities:
Cash received from issuance of convertible senior notes	—	—	585,301,500	84,073,300
Cash payment for call option	—	—	(206,577,000)	(29,672,929)
Cash payment for deposit of call option	—	—	(10,328,850)	(1,483,647)
Cash received from borrowings from sale-leaseback	600,000,000	147,985,433	—	—
Cash payment for finance lease as lessee	(168,267,236)	(309,827,275)	(284,089,511)	(40,806,905)
Proceeds from exercise of share options	69,929,453	44,275,858	38,245,122	5,493,568
Proceeds from issuance of bonds	297,900,000	—	—	—
Payment of deposit for finance lease as lessee	(64,920,000)	(10,600,000)	(89,761,500)	(12,893,433)
Proceeds from common stock offering	—	663,235,987	488,950,795	70,233,387
Capital contributions by non-controlling interests holder	—	615,000,000	2,595,780,000	372,860,467
Issuance cost paid for issuance of convertible senior notes	—	—	(18,646,101)	(2,678,345)
Proceeds from bank borrowings	18,288,363,067	14,602,250,496	17,877,213,936	2,567,901,108
Repayment of borrowings	(16,851,550,800)	(12,178,792,295)	(14,945,664,410)	(2,146,810,366)
(Decrease)/Increase in notes payable - related party	—	35,000,000	(35,000,000)	(5,027,435)
Increase in notes payable - third party	875,730,374	364,080,070	1,686,462,664	242,245,204
Repurchase of convertible senior notes	(422,829,295)	—	(68,632)	(9,858)
Repayment of bonds payable	—	—	(300,000,000)	(43,092,304)
Net cash provided by financing activities	2,624,355,563	3,972,608,274	7,381,818,013	1,060,331,812
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(72,586,975)	68,323,815	24,758,635	3,556,357
Net increase/(decrease) in cash, cash equivalents, and restricted cash	(58,827,610)	720,652,769	2,791,930,856	401,035,774
Cash, cash equivalents, and restricted cash, beginning of the year	2,820,202,414	2,761,374,804	3,482,027,573	500,161,966
Cash, cash equivalents, and restricted cash, end of the year (Note 2(d))	2,761,374,804	3,482,027,573	6,273,958,429	901,197,740

Supplemental disclosure of cash flow information
Cash paid for income tax	189,477,968	27,336,014	13,596,822	1,953,061
Cash paid for interest expenses (net of amounts capitalized)	283,965,214	370,697,228	575,397,291	82,650,649

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in other payables	793,515,334	867,835,949	1,488,570,184	213,819,728
Purchases of project assets included in held-for-sale liabilities	77,809,001	72,467,231	177,729,416	25,529,233
Proceeds from exercise of share options received in subsequent period	39,685,283	—	40,338,943	5,794,327
Other receivables related to disposition of subsidiaries – related parties	28,634	—	—	—
Other receivables related to disposal of subsidiaries – third party	169,931,600	—	—	—
Other receivables related to disposal of property, plant and equipment – third party	111,500,000	—	—	—

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2019:

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Technology Limited. (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	100%

Zhejiang Jinko Solar Co., Ltd.("Zhejiang Jinko")	June 30, 2009	PRC	100%

Jinko Solar Import and Export Co., Ltd. ("Jinko Import and Export")	December 24, 2009	PRC	100%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	100%

Zhejiang Jinko Solar Trading Co., Ltd.("Zhejiang Trading")	June 13, 2010	PRC	100%

Xinjiang Jinko Solar Co., Ltd. (“Xinjiang Jinko”)	May 30, 2016	PRC	100%

Yuhuan Jinko Solar Co., Ltd.("Yuhuan Jinko")	July 29, 2016	PRC	100%

JinkoSolar (U.S.) Inc. ("Jinko US")	August 19, 2010	USA	100%

Jiangxi Photovoltaic Materials Co., Ltd. ("Jiangxi Materials")	December 1, 2010	PRC	100%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	100%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	100%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	100%

JinkoSolar SAS (“Jinko France”)	September 12, 2011	France	100%

Jinko Solar Canada Co., Ltd. (“Jinko Canada”)	November 18, 2011	Canada	100%

Jinko Solar Australia Holdings Co. Pty Ltd. (“Jinko Australia”)	December 7, 2011	Australia	100%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	100%

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Power Engineering Group Limited. (“JinkoSolar Power”)	November 12, 2013	Cayman	100%

JinkoSolar WWG Investment Co., Ltd. (“WWG Investment”)	April 8, 2014	Cayman	100%

JinkoSolar Comércio do Brazil Ltd. (“JinkoSolar Brazil”)	January 14, 2014	Brazil	100%

Projinko Solar Portugal Unipessoal LDA. (“JinkoSolar Portugal”)	February 20, 2014	Portugal	100%

JinkoSolar Mexico S.DE R.L. DE C.V. (“JinkoSolar Mexico”)	February 25, 2014	Mexico	100%

Shanghai Jinko Financial Information Service Co., Ltd.	November 7, 2014	PRC	100%

Jinko Solar Technology SDN.BHD. (“JinkoSolar Malaysia”)	January 21, 2015	Malaysia	100%

Jinko Huineng Technology Services Co., Ltd.	July 14, 2015	PRC	100%

Jinko Huineng (Zhejiang) Solar Technology Services Co., Ltd.	July 29, 2015	PRC	100%

JinkoSolar Enerji Teknolojileri Anonlm Sirketi	April 13, 2017	Turkey	100%

Jinko Solar Sweihan (HK) Limited.	October 4, 2016	Hong Kong	100%

Jinko Solar (Shanghai) Management Co., Ltd	July 25, 2012	PRC	100%

JinkoSolar Trading Privated Limited.	February 6, 2017	India	100%

JinkoSolar LATAM Holding Limited.	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	100%

Jinko Power International (Hongkong) Limited.	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited.	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.	January 12, 2015	BVI	100%

Canton Best Limited(“Canton Best BVI”)	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited.(“Wide Wealth Hong Kong”)	June 11, 2012	Hong Kong	100%

Jiaxing Jinko Photovoltaic System Development Co., Ltd.	December 26, 2016	PRC	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	USA	100%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	100%

JinkoSolar Technology (Haining) Co., Ltd. ("Haining Jinko")	December 15, 2017	PRC	71%

Jinko Solar Korea Co., Ltd.	December 3, 2018	PRC Korea	100%

JinkoSolar (Sichuan) Co., Ltd. ("Jinko Sichuan")	February 18, 2019	PRC PRC	70%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	100%

JinkoSolar (Qinghai) Co., Ltd.	April 3, 2019	PRC PRC	55%

Jinko PV Material Supply SDN. BHD	September 23, 2019	Malaysia	100%

JinkoSolar (Chuzhou) Co., Ltd. ("Jinko Chuzhou")	December 26, 2019	PRC PRC	55%

JinkoSolar (Yiwu) Co., Ltd. ("Jinko Yiwu")	September 19, 2019	PRC PRC	55%

(i) In the fourth quarter of 2016, JinkoSolar International Development Limited disposed of Jinko Solar (Thailand) Co. Ltd (“Jinko Thailand”) with the consideration of RMB2.4 million (USD0.4 million). Loss of disposal amounted to RMB0.1 million (USD0.02 million) was recognized. Consideration associated with the transaction was collected in 2017.

(ii) In the fourth quarter of 2016, JinkoSolar Technology Limited (formally known as Paker Technology Limited) disposed of Zhejiang Jinko Financial Leasing Co., Ltd for a consideration of RMB183.0 million (USD26.4 million). Loss on the disposal amounted to RMB15.2 million (USD2.2 million) was recognized. Consideration associated with the transaction amounted to RMB128.1 million (USD20.3 million) was collected in 2019. Outstanding consideration of RMB41.8 million (USD6.0 million) was collected in 2020.

(iii) In the fourth quarter of 2017, JinkoSolar International Development Limited disposed of Lotapera, S.L., its fully owned solar power plant in Spain, with the consideration of RMB27.3 thousand (USD4.2 thousand). Gain on disposal amounted to RMB102.3 thousand (USD15.7 thousand) was recognized. Consideration associated with the transaction was collected in 2018.

(iv) In the fourth quarter of 2017, JinkoSolar International Development Limited disposed of four Mexican power plants, including Energia Solar AHU, S.de R.L. de C.V., Energia Solar CAB, S.de R.L. de C.V., Energia Solar MAZ, S.de R.L. de C.V., and PV Energy SAM, S.de R.L. de C.V., with the consideration of RMB1.3 thousand (USD0.2 thousand). Gain on disposal amounted to RMB154.8 thousand (USD23.8 thousand) was recognized. Consideration associated with the transaction was collected in the year of 2019.

(v) In the first quarter of 2018, the Company changed the name of a subsidiary from Zhejiang Jinko Solar Power Sales Co., Ltd to Jinko Huineng (Zhejiang) Solar Technology (Zhejiang) Services Co., Ltd.

(vi) In the fourth quarter of 2018, the Group disposed of Jinko Solar Investment (Pty) Ltd and its subsidiary Jinko Solar Pty Ltd. (“JinkoSolar South Africa”) with the consideration of RMB1 to a third party buyer. Loss on the disposal amounted to RMB20.3 thousand was recognized. Consideration associated with the transaction was collected in 2020.

(vii) In the third quarter of 2018, the Group and JinkoPower jointly invested in and established an entity named Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), which develops and operates solar power project in Shangrao, Jiangxi Province. Cash capital injection with the amount of RMB98 million have been made by JinkoPower at the end of 2018. The Group held 51% equity interests of Poyang Luohong and consolidated such entity in its financial statements. In the fourth quarter of 2019, the Group disposed of 51% equity interest in Poyang Luohong to an independent third party buyer with the consideration of RMB99.8 million (US$ 14.3 million). Gain on the disposal amounted to RMB19.9 million (US$ 2.9 million) was recognized. The disposal gain was mainly resulted from the recognition of the un-realized profit generated from the module sales transactions between the Group and Poyang Luohong before the disposal with the amount of RMB19.9 million. Consideration associated with the transaction was collected in full in 2019. Upon the disposal, the non-controlling interests related to Poyang Luohong with the carrying amount of RMB 97.8 million was eliminated.

(viii) In the first quarter of 2018, the Group disposed of Hirasawa Power East Godo Kaishat (“Hirasawa Power”), its fully own subsidiary who holds the rights to build, implement and operate two solar projects locating at Japan, with the consideration of JPY996,420,932. As these solar projects in Japan were constructed for sale upon completion instead of self-operating by the Group, the Group recorded such disposition under the standard of ASC 606, and recognized revenue and cost of sales with the amount of RMB93,451,309 and RMB69,133,413, respectively. Consideration associated with the transaction was collected in 2018.

(ix) In the first quarter of 2018, the Group disposed Tirli 3 and Tirli 5, its fully own solar project companies who hold and operate two solar projects in Italy, with the consideration of EUR2,636,291. As these solar projects have been the Group’s own operating assets which were generating electricity sale revenues, the Group recorded loss of disposal with the amounted of RMB9,425,365. Consideration associated with the transaction was collected in 2018.

(x) In the second and third quarter of 2018, government background companies made capital injection with an amount of RMB 517.0 million into Haining Jinko. In the third quarter of 2019, to support development of local enterprise, government background funds of Zhejiang province made investment into Haining Jinko by capital injection through a limited partnership established together with Zhejiang Jinko. The total capital injection received from the government funds in the year of 2019 amounted to RMB 845.8 million. The Group's percentage of ownership in Haining Jinko was 71% as at December 31, 2019. Haining Jinko was founded by the Group in 2017 and is principally engaged in the production of photovoltaic products, such as solar modules and cells, for intercompany sales within the Group.

(xi) In the second quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with an aggregate amount of RMB800 million had been made by the non-controlling shareholders as of December 31, 2019. The Group owns 70% equity interest in Jinko Sichuan and consolidated the entity in its financial statements. Jinko Sichuan is principally engaged in the production of silicon ingot for intercompany sales within the Group.

(xii) In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB550 million had been made by the non-controlling shareholders as of December 31, 2019. The Group owns 55% equity interest in Jinko Chuzhou and consolidated such entity in its financial statements. Jinko Chuzhou is still at a preliminary stage with no actual business as of December 31, 2019.

(xiii) In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB400 million had been made by the non-controlling shareholders as of December 31, 2019. The Group owns 55% equity interest in Jinko Yiwu and consolidated such entity in its financial statements. Jinko Yiwu is still at a preliminary stage with no actual business as at December 31, 2019.

2.    PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, provision for inventories and advances to suppliers, impairment of long-lived assets, the economic useful lives of property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, guarantees, sale-leaseback, accounting for share-based compensation, legal contingencies, income taxes and related deferred tax valuation allowance, fair value measurements of share-based compensation and financial instruments.

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

c. Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”), the official currency in the PRC. The Company and its PRC subsidiaries use RMB as their functional currency, while the functional currency of its subsidiaries incorporated outside of PRC is USD or EUR etc. Transactions denominated in currencies other than the functional currency are translated into the functional currency of the entity at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the entity using the applicable exchange rates at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the consolidated statements of operations.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents, restricted short-term investments and restricted cash denominated in RMB amounted to RMB6,161.7 million and RMB10,387.2 million as of December 31, 2018 and 2019, respectively.

d. Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

Restricted cash represents deposits legally held by banks which are not available for the Group’s general use. These deposits are held as collateral for issuance of letters of credit or guarantee, bank acceptance notes to vendors for purchase of machinery and inventories and foreign exchange forward contracts.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	3,104,916,803	5,653,853,691
Restricted cash	377,110,770	576,546,098
Cash and cash equivalents included in held-for-sale assets	—	43,558,640
Total	3,482,027,573	6,273,958,429

e. Restricted short-term investments

Restricted short-term investments represent the time deposits at banks with original maturities longer than three months and less than one year, which are held as collateral for issuance of letters of credit, guarantee, bank acceptance notes or deposits for short-term borrowings.

f. Notes receivable and payable

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

g. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. Management applied significant judgment in considering various factors, including historical bad debts, specific customer creditworthiness and current economic trends when evaluating accounts receivable balances to determine whether an allowance for doubtful accounts should be provided and to measure such allowance. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group executes a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is probable. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluates whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances.

h. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. There was no provision of advance to suppliers recorded for the years ended December 31, 2017, 2018 and 2019.

i. Inventories

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2017, 2018 and 2019.

j. Property, plant and equipment, net

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

k. Project Assets, net

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

The Group made decision to sell certain of its solar projects to third parties in the year of 2018. All cash flows related to the development and construction of project assets constructed for external sales are a component of cash flows from operating activities.

l. Assets held for sale

Long-lived assets to be sold are classified as held for sale when the following recognition criteria in ASC 360-10-45-9 are met:

◻      Management, having the authority to approve the action, commits to a plan to sell the asset.

◻      The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.

◻      An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.

◻      The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,

◻      The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

◻      Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Group entered into an agreement to sell two solar power plants in Mexico to a Mexican renewable energy company in November 2019. Assets and liabilities related to these two solar power plants were reclassified from project assets as assets/liabilities held for sale as of December 31, 2019.

m. Interest Capitalization

Interest expenses during the years ended December 31, 2017, 2018 and 2019 were RMB322,002,538, RMB429,347,129 and RMB605,882,474, net of with interest income of RMB58,810,160, RMB83,461,323 and 170,984,099 respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the construction projects for the years ended December 31, 2017, 2018 and 2019 were RMB17,662,780, RMB51,243,764, and RMB43,841,311, respectively.

n. Land use rights and land lease

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

Accordingly, land leases are classified as operating leases.

o. Intangible assets

Intangible assets include purchased software and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 or 10 years, respectively.

p. Business combination and assets acquisition

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

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the future cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

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

q. Investments in affiliates and other equity securities

On January 1, 2018, the Company adopted ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This standard also changed the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to be measured at fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments.

With the adoption of ASU No. 2016-01, for investments in equity securities lacking of readily determinable fair values, the Company elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. Adoption of the standard had no significant impact on the Group’s consolidated financial statements for the years ended 2018 and 2019. Prior to the fiscal year of 2018, these investments over which the Company does not have the ability to exercise significant influence were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

The Group’s investments include equity method investments and equity securities without readily determinable fair values.

The Group holds equity investments in affiliates in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Group records its’ proportionate share of the investees’ income or loss in its consolidated financial statements.

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. The Group reviews several factors to determine whether an impairment is recognized. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

r. Impairment of long-lived assets

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

s. Leases

Prior to the adoption of ASC Topic 842 on January 1, 2019:

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

The Group’s assets under capital lease transactions are derecognized upon sale at the net book value and rebooked at the financed amount. Any profit or loss on the sale are deferred and amortized over the useful life of the assets. If the fair value of the assets at the time of the sale is less than its net book value, a loss is recognized immediately.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of any form of continuing involvement by the seller-lessee other than a normal leaseback, it is accounted for as a financing under ASC 360.

Upon and hereafter the adoption of ASC Topic 842 on January 1, 2019:

The Company adopted ASC Topic 842 on January 1, 2019, using the modified retrospective transition method as of the effective date as the date of initial application. Consequently, prior periods have not been recast and the disclosures required under ASC Topic 842 are not provided for dates and periods before January 1, 2019.

The Company determines if a contract contains a lease at inception of the arrangement based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which the Company does not own. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. The Company does not typically incur variable lease payments related to its leases.

For a sale-leaseback transaction, sale-leaseback accounting shall be used by a seller-lessee only if the transaction meet all of the following: a) the transfer of the underlying asset meets the definition of a sale under ASC 606; b) the leaseback transaction does not result in a lease that would be classified as a finance lease; c) the contract does not contain a repurchase option, unless the option is exercisable at the fair value on the exercise date and there are alternative assets substantially the same as the transferred asset available in the market place.

If a sale-leaseback transaction does not qualify for sale-leaseback accounting because of the transfer of underlying assets does not meet the definition of sale, it is accounted for as a financing under ASC 360.

The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC Topic 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

t. Guarantees

The Group issues debt payment guarantees in favor of JinkoPower, a related party. The guarantees require the Group to make payments to reimburse the holders of the debt subject to these guarantees for losses they incur JinkoPower fails to make repayments to the holders, when its liability to the holders falls due.

In addition, the Group also issues redemption guarantees in favor of JinkoPower, a related party. According to the agreement among the Group, JinkoPower and investors of JinkoPower (the original redeemable preferred shareholders of JinkoPower), the investors of JinkoPower will have the right to redeem the common shares of JinkoPower held by them, and, as a result of a guarantee issued by the Company, in the event that JinkoPower fails to perform its redemption obligations, the Company will become liable for JinkoPower’s obligations under the redemption. Such redemption guarantee was removed in the year of 2017 (Note 26).

A guarantee liability is initially recognized at the estimated fair value in the Group’s consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group’s consolidated balance sheets at the expected amount payable to the holder. The fair value of the guarantee liability is measured by the total consideration to be received in connection with the provision of guarantee. The guarantee liability is amortized in straight line during the guarantee period.

Receivables have also been recorded for the guarantee payments to be received (note 26).

Pursuant to the master service agreement signed with JinkoPower, guarantee service fee is settled on a half-year basis.

u. Revenue recognition

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

The Company has determined that the impact of the transition to ASC Topic 606 is immaterial to the Company’s revenue recognition model since the vast majority of the Company’s revenue recognition is based on point in time transfer of control. Accordingly, the Company has not made any adjustment to opening retained earnings as of January 1, 2018.

The Company negotiated payment terms on a case by case basis and allows most of its overseas’ customers to make full payment within 90 days and our domestic customers to make 90% to 95% of payment within 180 days after delivery and the rest will be paid when the Retainage Period (as defined below) ends.

As a result of adopting ASC Topic 606, for the sales contracts with retainage terms, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period from one year to two year since normal operation of related customer’s solar project (“Retainage Period”), revenue from retainage is recognized upon the Group satisfied its performance obligation to transfer the goods to its customers instead of deferring recognition until the customers pay it after the Retainage Period expires. Revenue recognition for the Group’s other sales arrangements, including sales of solar modules, wafers, cells and revenue from generated electricity, remained materially consistent with historical practice.

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts have been completed before the adoption date, and as the company has elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, with the amount of RMB26,604,993 and RMB7,660,940 in 2018 and 2019.

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

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2019 and 2018, no incremental cost was capitalized as assets.

The Group also selected to apply the practical expedients allowed under ASC Topic 606 to omit the disclosure of remaining performance obligations for contracts with an original expected duration of one year or less and for contracts where the Company has the right to invoice for performance completed to date.

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

The following table summarizes the impact of adopting ASC 606 on the Company’s Consolidation Statements of Operations

	For the year ended December 31, 2018
		Balances Without	Effect of Change
	As reported	Adoption of ASC 606	Higher/(Lower)
	RMB	RMB	RMB
Total revenues	25,042,613,341	25,015,058,894	27,554,447
Income from continuing operations before income taxes	407,375,203	379,820,756	27,554,447
Income tax expenses	(4,409,523)	(8,542,690)	(4,133,167)
Net income	405,575,533	382,154,253	23,421,280

The following table summarizes the impact of adopting ASC 606 on the Company’s Consolidated Balance sheet:

	As of December 31, 2018
		Balances Without	Effect of Change
	As reported	Adoption of ASC 606	Higher/(Lower)
	RMB	RMB	RMB
ASSETS
Current assets:
Accounts receivable, net - third parties	5,436,370,691	5,408,816,244	27,554,447
Non-current assets:
Deferred tax assets	338,069,324	342,202,491	(4,133,167)

Shareholders’ equity:
Retained earnings	3,202,528,312	3,179,107,032	23,421,280

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

The total amounts of retainage that were not recognized as revenue were RMB63,243,490 and RMB55,582,550 as of December 31, 2018 and 2019, respectively. Additions of retainages in 2017 was RMB8,821,018. Revenue recognized upon the cash collection of the retainages under ASC 605 in 2017, 2018 and 2019, were RMB63,847,987, RMB26,604,993 and RMB7,660,940, respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

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

In the PRC, value added tax (“VAT”) was at a general rate of 16% before April 1, 2019, and has decreased to 13% since April 1,2019. VAT on invoice amount is collected on behalf of tax authorities in respect of the sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

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

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was RMB3.1 million, nil and RMB19.4 million for years ended December 31, 2017, 2018 and 2019, respectively.

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

Management applied significant judgements in estimating the expected failure rate of the Company's solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. Based on the actual claims incurred during the past years which appears to be consistent with the market practice, the Group projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Group’s actual claims experience in the historical periods as well as management’s current best estimation, the Group believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Group, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation which continued to drop in recent years, the Group reversed previous years’ recorded warranty liability of RMB117,165,077, RMB162,447,593 and RMB123,853,626 in 2017, 2018 and 2019 respectively.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect the Group’s estimation of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2017, 2018 and 2019, warranty costs accrued for the modules delivered in the periods before the reversals due to updated product replacement cost were RMB299,331,077, RMB278,417,311 and RMB303,652,391, respectively. The utilization of the warranty accruals for the years ended December 31, 2017, 2018 and 2019 were RMB114,112,651, RMB102,600,327 and RMB85,035,667, respectively. Utilization of warranty accruals in 2017 was mainly due to defects in a specific batch of raw materials provided by a certain former supplier of the Company, while the utilization of warranty accruals in 2018 was mainly related to a specific batch of solar modules shipped in 2017 with welding defects. Utilization of warranty accruals in 2019 was mainly caused by the extreme climatic conditions in Xinjiang, China and India. Considering the defective modules only comprised a small portion of the Group’s module shipments, it is less likely to have a significant impact on the Group’s estimation on the expected failure rate of module production.

Movement of accrued warranty cost

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB
At beginning of year	575,254,503	643,307,854	656,677,245
Additions	299,331,079	278,417,311	303,652,391
Utilization	(114,112,651)	(102,600,327)	(85,035,667)
Reversal to selling and marketing expense	(117,165,077)	(162,447,593)	(123,853,626)
At end of year	643,307,854	656,677,245	751,440,343

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

y. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB1,220,560,478, RMB1,005,186,974 and RMB1,489,639,843 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. The Group did not have any interest and penalties associated with uncertain tax positions in the year ended December 31, 2017, 2018 and 2019 as there were no uncertain tax positions.

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

When available, the Group measures the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes. Although the Group uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. In these cases, a minor change in an assumption could result in a significant change in its estimate of fair value, thereby increasing or decreasing the amounts of the Group’s consolidated assets, liabilities, equity and net income.

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term and long-term investments, accounts and notes receivable, foreign exchange forward contract receivables, other receivables, prepayments and other current assets, call option, foreign exchange option, accounts and notes payable, other payables and accruals, foreign exchange forward contract payables, guarantee liabilities, lease liabilities, short-term borrowings, long-term borrowings, convertible senior notes and interest rate swap.

The foreign exchange forward contracts receivable and payable, call option, foreign exchange options, interest rate swap and convertible senior notes are measured at fair value (note 29). Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

When the fair value option is elected for financial liabilities, changes in fair value due to changes in instrument-specific credit risk will be recognized separately in other comprehensive income. As the Company elected to measure its convertible senior notes issued in 2019 in their entirety at fair value, the portion of the total change in the fair value of the convertible senior notes that results from a change in the instrument-specific credit risk is presented separately in other comprehensive income. The gains or losses attributable to changes in instrument-specific credit risk were benchmarked by the portion of the total change in fair value that excluding the amount resulting from a change in a risk-free rate.

ae. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2017, 2018 and 2019, the Group received financial subsidies of RMB147,916,764 , RMB52,176,462 and RMB63,016,966 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB26,306,649, RMB8,102,911 and RMB24,889,754 during the years ended December 31, 2017, 2018 and 2019, respectively.

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

Except for the aforementioned subsidiaries, the Company’s other subsidiaries, as domestic enterprises incorporated in the PRC, are required on an annual basis to make an appropriation of net profits, after the recovery of accumulated deficit, to a statutory reserve fund. The statutory reserve fund is set at the percentage of not lower than 10% of the after-tax profit determined in accordance with the PRC GAAP.

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

During the years ended December 31, 2017, 2018 and 2019, the Group made total appropriations to statutory reserves of RMB50,632,996, RMB53,290,350 and RMB119,530,534, respectively.

ah. Earnings/(Loss) per share

Basic earnings(loss) per share is computed by dividing net income(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings(loss) per share is calculated by dividing net income(loss) attributable to ordinary shareholders, as adjusted for the change in income or loss as result from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential diluted securities consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method), the potential shares underlying call option arrangement and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method), which are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

Changes in income or loss of potential dilutive securities as result from the assumed conversion of the convertible senior notes and assumed exercise of call option, if any, are recorded as the adjustment to the consolidated net income (loss) from continuing operations to arrive at the diluted net income (loss) available to the Company’s ordinary shareholders.

ai. Share-based compensation

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

aj. Other comprehensive income/(loss)

Other comprehensive income/(loss) is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income/(loss) for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries and unrealized gains and losses on available-for-sale securities.

ak. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars ("US$" or "USD") as of and for the year ended December 31, 2019 are solely for the convenience of readers and were calculated at the rate of RMB$6.9618 to US$1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

al. Recent accounting pronouncements

New Accounting Standards Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized over the lease term based on an effective interest method for finance leases or on a straight-line basis for operating leases. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years. ASU 2016-02 initially required adoption using a modified retrospective approach, under which all years presented in the financial statements would be prepared under the revised guidance. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842), which added an optional transition method under which financial statements may be prepared under the revised guidance for the year of adoption, but not for prior years. Under the latter method, entities will recognize a cumulative catch-up adjustment to the opening balance of retained earnings in the period of adoption.

The Company adopted ASC Topic 842 using the modified retrospective approach with an effective date of January 1, 2019 for leases that existed on that date. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. This standard provides a number of optional practical expedients in transition. The Company applied certain practical expedients to leases that commenced prior to the effective date as follows: (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC Topic 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

In connection with the adoption of ASC Topic 842, on January 1, 2019, the Company recognized right of use assets as well as lease liabilities of RMB269 million for operating leases. For finance leases existed before the adoption date, the Company reclassified leased assets from property, plant and equipment to right of use assets with the amount of RMB748 million, and related finance lease obligations with the amount of RMB338 million recorded in long-term payables and RMB287 million recorded in other payables and accruals were reclassified to leased liabilities. The adoption of ASC Topic 842 did not have a material impact on the Company’s results of operations or cash flows.

In May 2017, the FASB issued guidance within ASU 2017-09: Scope of Modification Accounting. The amendments in ASU 2017-09 to Topic 718, Compensation - Stock Compensation, provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity should account for the effects of a modification unless all of the following conditions are met: the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments should be applied prospectively to an award modified on or after the adoption date. The amendments are effective for annual periods, and interim periods within those annual periods, beginning after December 31, 2018. The Company adopted this guidance on January 1, 2019 and it did not have a material effect on the Company’s consolidated financial statements.

In August 2017, the Financial Accounting Standard Board (“FASB”) issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company adopted this guidance on January 1, 2019 and it did not have a material effect on the Company’s consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to address specific consequences of the U.S. Tax Reform. The update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the U.S. Tax Reform. The accounting update is effective January 1, 2019, with early adoption permitted, and is to be applied either in the period of adoption or retrospectively to each period in which the effect of the change in the U.S. federal corporate income tax rate in the U.S. Tax Reform is recognized. The Company adopted this guidance on January 1, 2019 and it did not have a material effect on the Company’s consolidated financial statements.

New Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted this update in the first quarter of 2020 and applied this update on a modified retrospective basis. The adoption did not have a material impact to the company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company is currently in the progress of evaluating the impact of the adoption of this guidance on its consolidated financial statements and associated disclosure.

3.    REVENUES

The Group’s revenues for the respective periods are detailed as follows:

	For the years ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Sales of solar modules	25,656,934,835	24,090,687,469	28,500,123,425
Sales of silicon wafers	455,695,782	567,241,687	913,702,864
Sales of solar cells	346,069,432	291,232,876	282,407,099
Sales of solar projects	—	93,451,309	—
Revenue from generated electricity	14,243,405	—	50,054,371
Total	26,472,943,454	25,042,613,341	29,746,287,759

The following table summarizes the Group’s net revenues generated in respective region:

	For the years ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	9,854,855,071	6,610,688,059	5,195,021,423
North America	4,113,448,120	2,746,348,909	7,550,454,941
Europe	2,080,154,303	1,984,476,407	5,201,919,985
Asia Pacific	3,721,851,092	6,575,869,478	7,304,164,060
Rest of the world	6,702,634,868	7,125,230,488	4,494,727,350
Total	26,472,943,454	25,042,613,341	29,746,287,759

4.    INTEREST EXPENSES, NET

	For the years ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Interest expenses	321,477,539	429,347,128	605,882,474
Less: Interest capitalization	(17,662,780)	(51,243,764)	(43,841,311)
Less: Interest income	(58,810,161)	(83,461,323)	(170,984,099)
Amortisation of bond issuance costs	525,000	1,050,000	525,000
Total	245,529,598	295,692,041	391,582,064

5.    OTHER INCOME/(EXPENSES), NET

	For the years ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Guarantee income	65,935,450	26,229,524	18,574,433
Donations	(6,288,539)	(412,465)	(701,000)
Total	59,646,911	25,817,059	17,873,433

In 2016, the Group issued debt payment guarantees and redemption guarantees in favor of JinkoPower, a related party (note 26). The guarantee liability which corresponds with the guarantee fees received is being amortized in straight line during the guarantee period from 1 to 16 years based on the life of the outstanding guaranteed bank loans by recognizing a credit to other income.

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

People’s Republic of China

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "CIT Law") with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. In 2017, three of the major subsidiaries of the Group, Jiangxi Jinko, Zhejiang Jinko and Jinko Materials were recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling them to a preferential tax rate of 15%. In 2018 and 2019, Zhejiang Jinko, Jiangxi Jinko and Jiangxi Material successfully renewed the qualification and continued to enjoy the preferential tax rate of 15% for the next three years, respectively. In 2019, Yuhuan Jinko and Haining Jinko were also recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling them to a preferential tax rate of 15% for the next three years. In April 2018, Xinjiang Jinko obtained the beneficial tax rate registration for encouraging industries located in the western region of China, which entitles Xinjiang Jinko to enjoy the preferential tax rate of 15% in 2017 and 2018. In 2017, Xinjiang Jinko was also recognized by State Administration of Taxation as a “National High and New Technology Enterprise”, entitling it to a preferential tax rate of 15% for the next three years.

Under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totaled RMB3,121,934,696, RMB3,250,957,069 and 3,883,577,293 as of December 31, 2017, 2018, 2019 respectively, and the amount of the unrecognized deferred tax liability, calculated based on the 5% rate, on the permanently reinvested earnings was RMB156,096,735, RMB162,547,853, and RMB194,178,865 as of December 31, 2017, 2018, 2019 respectively.

Hong Kong

The Company’s subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 38.0%.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 8.5% in 2019.

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

Composition of Income Tax Expense

Income/(loss) before income taxes for the years ended December 31, 2017, 2018 and 2019 were taxed within the following jurisdictions:

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB
Cayman Islands	8,709,933	57,199,049	(22,036,601)
PRC	438,904,245	532,128,623	498,042,536
Other countries	(298,739,141)	(181,952,469)	775,180,276
Income before income taxes	148,875,037	407,375,203	1,251,186,211

For the year ended December 31, 2019, the loss attributed to Cayman Islands was mainly due to the fair value loss from convertible senior notes and call options. Increase in the income before taxes of other countries was mainly attributable to the higher profit generated by the Group's subsidiaries in U.S.

The current and deferred positions of income tax expense included in the consolidated statement of operations for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the year ended December 31
	2017	2018	2019
Current income tax (expenses)/benefits	RMB	RMB	RMB
PRC	(39,138,531)	(37,136,613)	(25,562,374)
Other countries	27,002,786	(74,198,842)	39,207,147
Total current income tax expenses	(12,135,745)	(111,335,455)	13,644,773
Deferred tax (expenses)/benefits	7,507,742	106,925,932	(291,623,774)
Income tax expenses, net	(4,628,003)	(4,409,523)	(277,979,001)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate and the Company’s effective tax rate from continuing operations is as follows:

	For the year ended December 31
	2017	2018	2019
	%	%	%
Statutory CIT rate	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	6.6	1.1	0.1
—Change in fair value of convertible senior notes and call options	0.0	0.0	0.6
—Accrued payroll and welfare expenses	13.4	4.2	0.5
—Change of enacted tax rate	(12.1)	(3.2)	0.7
—Other tax preferences	(42.3)	(19.5)	(7.0)
Difference in tax rate of subsidiaries outside the PRC	7.5	0.6	4.5
Effect of tax holiday for subsidiaries	(8.8)	(14.0)	(4.6)
Change in valuation allowance	13.8	6.9	2.4
Effective tax rate	3.1	1.1	22.2

Other tax preferences in 2017 were mainly due to the reversal of income tax expense amounting of RMB17.3 million of one of the Company’s overseas subsidiaries upon receiving a tax exemption for a five-year period starting from August 2015 to July 2020 in the first quarter of 2017, as well as the additional 2016 income tax deduction amounting of RMB41.8 million for R&D costs approved by local tax bureau in the second quarter of 2017. Other tax preferences in 2018 and 2019 was mainly due to the additional income tax deduction amounting of RMB59.3 million and RMB88.0 million for R&D costs approved by local tax bureau in the second quarter of 2018 and 2019, respectively.

Increase in the difference in tax rate of subsidiaries outside the PRC was mainly attributable to the Group's subsidiaries in U.S. subject to higher income tax rate generated higher profits in the year of 2019.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB
The aggregate amount of effect	36,268,723	57,284,294	57,373,029
Per share effect—basic	0.28	0.37	0.34
Per share effect—diluted *	0.27	0.37	0.34

*Due to the dilutive impact of call option in 2019, potential shares underlying the call option arrangement were removed from weighted average number of ordinary shares outstanding since its issuance date for the dilutive denominator (Note 21). Therefore, the Company used the basic denominator for both of the basic and diluted effect to calculate above per share effect of tax holidays in 2019.

Significant components of deferred tax assets/liability

	As of December 31
	2018	2019
	RMB	RMB
Net operating losses	315,472,145	367,045,173
Accrued warranty costs	137,737,283	171,396,603
Provision for inventories, accounts receivable, other receivable	46,850,223	56,512,918
Timing difference for revenue recognition of retainage contract	9,486,524	8,337,383
Other temporary differences	63,601,889	49,723,467
Impairment for property, plant and equipment	5,667,933	18,310,891
Total deferred tax assets	578,815,997	671,326,435
Less: Valuation allowance	(114,620,700)	(144,316,817)
Less: Deferred tax liabilities in the same tax jurisdiction	(126,125,973)	(255,723,355)
Deferred tax assets	338,069,324	271,286,263

Timing difference for project assets, property, plant and equipment	(126,125,973)	(349,000,757)
Timing difference for refund of countervailing duties	—	(119,355,270)
Other temporary differences	(25,893,228)	(38,101,269)
Total deferred tax liabilities	(152,019,201)	(506,457,296)
Less: Deferred tax assets in the same tax jurisdiction	126,125,973	255,723,355
Deferred tax liabilities	(25,893,228)	(250,733,941)

The Group’s U.S. subsidiary is entitled to obtain refund of countervailing duties pursuant to the final results of administrative reviews announced by the United States Department of Commerce in 2018 and 2019 (note 16). Due to the delay of refund liquidation, based on communication with its local tax authority in 2019, related income of the refund will not subject to income taxes until liquidation, therefore, income tax payables with the amount of RMB57,216,307 as at December 31, 2018 was reclassified to deferred tax liabilities as of December 31, 2019, and related current income taxes with the amount of RMB57,216,307 were also reclassified to deferred tax expenses in the year of 2019.

Movement of valuation allowance

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB
At beginning of year	(66,223,501)	(86,443,363)	(114,620,700)
Current year additions	(42,043,420)	(29,565,816)	(62,415,889)
Utilization and reversal of valuation allowances	21,823,558	1,388,479	32,719,772
At end of year	(86,443,363)	(114,620,700)	(144,316,817)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2018 and 2019, valuation allowances of RMB114,620,700 and RMB144,316,817 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Due to the strong financial performance and profitable condition of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB21.8 million, RMB1.4 million and RMB32.7 million in 2017, 2018 and 2019.

7.    ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivables	5,692,976,209	5,584,548,167
Allowance for doubtful accounts	(256,605,518)	(318,197,517)
Accounts receivable, net	5,436,370,691	5,266,350,650

As of December 31, 2018 and 2019, accounts receivable with net book value of RMB385,443,577 and RMB1,200,492,957 were pledged as collateral for the Group’s borrowings (note 19).

Movement of allowance of doubtful accounts

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
At beginning of year	376,574,061	264,656,904	256,605,518
Addition	147,474,390	149,029,546	166,432,303
Reversal	(259,391,547)	(157,080,932)	(104,840,304)
At end of year	264,656,904	256,605,518	318,197,517

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

8.    ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

	As of December 31,
	2018	2019
	RMB	RMB
Advances to suppliers - current	672,745,598	2,529,898,199
Provision for advances to suppliers	(7,524,746)	(7,524,746)
Advances to suppliers, net	665,220,852	2,522,373,453

As of December 31, 2018 and 2019, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months. There was no provisions recorded against advances to suppliers for the years ended December 31, 2017, 2018 and 2019. Increase of the advances to suppliers was mainly attributable to the Group’s prepayments made by the end of 2019 for its procurement of silicon and solar cells.

9.    INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Raw materials	1,337,270,185	1,350,518,751
Work-in-progress	1,553,346,553	792,495,823
Finished goods	2,852,711,200	3,675,774,411
Total	5,743,327,938	5,818,788,985

Write-down of the carrying amount of inventory to its estimated net realizable value was RMB313,711,534, RMB220,171,794 and RMB135,874,384 for the years ended December 31, 2017, 2018 and 2019, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than its carrying amount due to lower photoelectric conversion efficiencies.

As of and December 31, 2018 and December 31, 2019, inventories with net book value of RMB171,665,538 and RMB258,692,099 were pledged as collateral for the Group’s borrowings (note 19).

10.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Value-added tax deductible (a)	899,664,288	701,407,085
Deposit for customer duty, bidding and others	132,370,773	257,678,467
Prepayment of electricity and others	67,028,909	181,596,189
Loan receivable (b)	—	91,416,575
Prepayment for income tax	46,293,505	72,143,019
Receivable related to disposal of subsidiaries (note 1)	169,931,601	41,793,099
Receivable of option exercised	—	40,338,943
Prepaid insurance premium	34,237,367	28,351,182
Receivables related to discount from a supplier	26,497,935	21,492,474
Receivables related to disposal of land use rights (c)	25,326,877	14,571,587
Employee advances (d)	4,721,001	10,134,076
Rental deposit and prepayment	7,854,676	7,953,767
Prepaid professional service fee	413,727	421,502
Refund receivable of U.S. countervailing duties (note 16)	209,450,023	—
Prepaid commission	8,705,847	—
Others	80,392,274	104,183,975
Total	1,712,888,803	1,573,481,940
(a)	Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.
(b)	In the year of 2019, Jiangxi Jinko provided one-year intercompany loan of RMB20,000,000 and RMB68,331,364 to Poyang Luohong with interest rate of 4.35% and 4.35%, respectively. Due to the disposal of Poyang Luohong in 2019 (note 1), loan receivable including interests with the amount of RMB91,416,575 was recognized as at December 31, 2019.
(c)	Receivables related to disposal of land use rights represent considerations for the Group’s disposition of land use rights due from the local government of China. Such considerations are expected to be settled within 2020.
(d)	As of December 31, 2018 and 2019, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

11.    INVESTMENTS IN AFFILIATES AND OTHER EQUITY SECURITIES

Investments accounted for under the equity method.

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”), a subsidiary of Marubeni Corporation, to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. In April 2019, JinkoSolar made pro rata additional capital injection to SSHC with the amount of RMB295 million. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB1,869,496, income of RMB3,501,228 and a loss of RMB47,852,250 for the years ended December 31,2017, 2018 and 2019, respectively. JinkoSolar sold modules of 488.8 MW, 609.4 MW and 64.4 MW and recognized revenue of RMB1,219.8 million,RMB1,416.0 million and RMB144.3 million on sales to the Project Company (note 26) during the years ended December 31, 2017, 2018 and 2019, respectively. Unrealized profit amounted to RMB1,559,058,RMB2,593,322 and RMB5,943,014 in connection with the intercompany transactions with the Project Company was eliminated during the years ended December 31, 2017, 2018 and 2019, respectively. The carrying value of this investment was RMB3,501,228 and RMB250,698,341 at December 31, 2018 and 2019.

On March 30, 2017, JinkoSolar signed a shareholder agreement with Yangzhou Tiansheng PV-Tech Co., Ltd., a Chinese PV enterprise, to jointly invest in and establish a company named Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”) to process and assemble PV modules as OEM manufacturer in Jiangsu province, China. JinkoSolar holds 30% equity interest in Jinko-Tiansheng and accounts for its investment using the equity method. JinkoSolar’s share of Jinko-Tiansheng’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB186,173,RMB891,377 and RMB 1,002,465 for the years ended December 31, 2017, 2018 and 2019, respectively. Jinko Tiansheng charged processing fee amounted to RMB8,375,075,RMB19,741,927 and RMB39,565,882 to the Company for its OEM services provided (note 26) during the years ended December 31, 2017, 2018 and 2019, respectively. Unrealized profit amounted to RMB309,036, and RMB696,551 and unrealized loss amounted to RMB1,801,626 due to the intercompany transactions with Jinko Tiansheng was eliminated for the years ended December 31, 2017, 2018 and 2019, respectively. The carrying value of this investment was RMB14,927,037 and RMB12,122,946 at December 31, 2018 and 2019, respectively.

Equity securities without readily determinable fair values

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gansu province, China, for a consideration of RMB7,200,000. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments with the amount of RMB7,200,000 as of December 31, 2018 and 2019.

12.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows:

	As of December 31,
	2018	2019
	RMB	RMB
Buildings	2,263,778,746	3,567,558,224
Machinery and equipment	7,402,215,351	8,785,627,088
Motor vehicles	41,488,896	45,116,481
Furniture, fixture and office equipment	409,261,873	501,050,699
	10,116,744,866	12,899,352,492
Less: Accumulated depreciation	(3,087,018,295)	(3,497,199,736)
Subtotal	7,029,726,571	9,402,152,756
Construction in progress	1,246,173,113	806,051,793
Property, plant and equipment, net	8,275,899,684	10,208,204,549

Depreciation expenses were RMB600,541,219,RMB802,022,200 and RMB737,584,653 for the years ended December 31, 2017, 2018 and 2019, respectively.

During the years ended December 31, 2017, 2018 and 2019, the Group disposed certain equipment with the net book value amounting of RMB1,072,424,435,RMB198,818,135 and RMB269,221,102 and recognized related disposal gain/(loss) amounted to RMB82,411,232 and RMB(48,168,035) and RMB(67,953,732), respectively.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Significant increase of property, plant and equipment during the year ended December 31, 2019 was attributable to the expansion of manufacturing capacity and automation upgrade of the Group.

In the years ended December 31, 2017, 2018 and 2019, the Group recorded impairments of nil, 14,548,043 and 68,262,038 related to the retirement of certain equipment in production lines that had become obsolete.

As of December 31, 2018 and 2019, certain property, plant and equipment with net book value amounting of RMB2,306,559,529 and RMB2,158,435,628 are pledged as collateral for the Group’s borrowings (note 19).

13.    PROJECT ASSETS, NET

	As of December 31,
	2018	2019
	RMB	RMB
Completed	879,954,662	747,152,262
Under construction	890,666,423	77,241,880
	1,770,621,085	824,394,142
Less: Accumulated depreciation	—	(26,151,013)
Project Assets, net	1,770,621,085	798,243,129

Project assets represent the solar projects owned by the Company. In the year ended December 31, 2016, the Company obtained two small solar projects in Italy as the settlement of the accounts receivables. The subsidiaries holding two solar projects in Italy were disposed to third party buyers in the year of 2018 with the consideration of EUR2,636,291. Loss from disposal of subsidiary with the amount of RMB9,425,366 was recognized associated with the disposition.

During the year of 2018, the Group also disposed Hirasawa Power in Japan with the consideration of JPY996,420,932 (RMB58,854,599). As these solar projects in Japan were constructed for sale upon completion instead of self-operating by the Group, the Group recorded such disposition under the standard of ASC 606, and recognized revenue and cost of sales with the amount of RMB93,451,309 and RMB69,133,413, respectively,

During the year of 2019, the Group disposed its Poyang Luohong subsidiary to a third party buyer with the consideration of RMB99.8 million. A gain from disposal of subsidiary of RMB19.9 million (US$ 2.9 million) was recognized because of the disposition. The disposal gain was mainly resulted from recognition of the un-realized profit generated from the module sales transactions between the Group and Poyang Luohong before the disposal with the amount of RMB19.9 million.

In November 2019, the Group entered into an agreement to sell two solar power plants in Mexico to a Mexican renewable energy company. The transaction hasn’t been consummated and assets and liabilities related to these two solar power plants were reclassified as assets/liabilities held for sale as of December 31, 2019. Disposition of the two solar power plants was closed subsequently in March 2020 and the Group recognized revenue for sales of these solar projects with gross profits at a point in time when the buyer obtains control of these solar projects.

During the year of 2019 and 2018, electricity revenue generated from certain overseas project assets constructed for sale upon completion, with the amount of RMB62,459,588 and RMB16,524,568,was considered as incidental revenue and accounted for as a reduction of the capitalized project costs for development. Project assets with the carrying amount of RMB1,710,954,613 as at December 31, 2018 and project assets recorded in held-for-sale assets with the carrying amount of RMB1,007,302,819 as at December 31, 2019 were constructed for external sales which are not depreciated.

14.    LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC.

	As of December 31,
	2018	2019
	RMB	RMB
Land use rights	639,222,396	674,173,731
Less: accumulated amortization	(64,277,210)	(76,251,281)
Land use rights, net	574,945,186	597,922,450

Amortization expense was RMB8,935,579,RMB11,042,735 and RMB11,974,071 for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, estimated amortization expense in each of the next five years is RMB12,688,472.

The Company disposed certain of its land use rights and recognized the gain of nil,RMB315,735 and nil for the year ended 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, certain land use rights with net book value of RMB131,554,095 and RMB171,927,583 were pledged as collateral for the Company’s borrowings (note 19).

15.    INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2018	2019
	RMB	RMB
Trademark	4,653,340	4,653,340
Computer software	46,119,755	53,975,740
Less: accumulated amortization	(15,411,685)	(22,234,024)
Intangible assets, net	35,361,410	36,395,056

Amortization expense was RMB3,481,991,RMB4,212,569 and RMB6,822,339 for the years ended December 31, 2017, 2018 and 2019, respectively.

16.    OTHER ASSETS – THIRD PARTIES

Other assets consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Prepayments for purchase of property, plant and equipment	467,848,176	560,182,033
Refund receivable of U.S. countervailing duties and anti-dumping duties	—	427,796,666
Deferred losses related to sale-leaseback transactions before January 1, 2019 (note 20)	217,127,346	183,566,444
Deposit for rent and others	67,283,761	170,335,718
Prepayment for warranty insurance premium	121,339,137	111,611,828
Value-added tax recoverable for solar power plants	30,217,620	—
Prepayment of income tax attributable to intercompany transactions	8,394,367	13,199,456
Total	912,210,407	1,466,692,145

During the year of 2018, the U.S. Department of Commerce (“DOC”) issued the amended final results of its fourth administrative review on the counter-veiling duties (“CVD”) imposed on the crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. As a result, the Group's CVD rate was updated to be 10.64% from 20.94%, covering the period from January 1, 2015 to December 31, 2015, and all future exports to the US starting from July 2018 (“CVD AR4”). Pursuant to the final results of fourth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD30.5 million (RMB209.5 million), representing the difference between the amended rate and the previous rate during the period from January 1, 2015 to December 31, 2015. During the year of 2019, due to the delay of liquidation of the refundable deposits, based on its latest communication from the DOC and best estimation, the Group reclassified the above CVD AR4 receivables from “Prepayments and other current assets” to “Other assets-third parties” which was measured at amortised cost basis. The discount on the balance of the receivable on the re-classification date, with the amount of US$ 2.81 million (RMB19.3 million) was recorded as costs of sales.

During the year of 2019, the DOC issued its final results of the fifth administrative review, the Group's CVD rate was finalised to be 12.70% from 20.94%, covering the period from January 1, 2016 to December 31, 2016, and all future exports to the US starting from August 2019 (“CVD AR5”). Pursuant to the final results of fifth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of US$32.5 million (RMB230.1 million) on a amortised cost basis based on its best estimation of related liquidation.

17.    OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Payables for purchase of property, plant and equipment	1,036,077,418	1,907,043,892
Freight payables	354,320,859	463,924,999
Countervailing and anti-dumping duty	176,534,482	326,735,668
Accrued warranty cost	83,035,845	99,471,928
Accrued utilities, rentals and interest	66,013,084	86,349,122
Contracted labor fee	62,191,471	55,971,430
Value-added tax and other tax payables	54,126,560	43,243,416
Commission payables	92,962,871	30,558,458
Accrued professional service fees	10,432,042	10,881,679
Insurance premium payables	1,024,587	740,908
Finance lease payables (note 2al)	287,441,586	—
Accrued income tax associated with intercompany transactions	25,962,700	—
Public offering issuance cost	2,328,174	—
Government grants related to assets	2,018,720	—
Others	26,554,161	31,008,256
Total	2,281,024,560	3,055,929,756

18.    BONDS PAYABLE AND ACCRUED INTEREST

On July 17, 2017, Jiangxi Jinko issued a three year medium term notes (“MTN”) with an aggregate principal of RMB300,000,000 which bears a fixed annual interest rate of 7.37% and will mature on July 17, 2020. MTN are issued at face value, unsecured from the issuance date. At the end of the second year in the life of the MTN, the Group has the option to adjust the interest rate, and the MTN holders will have the right to require Jiangxi Jinko to repurchase all or part of their MTNs, at such time. As at December 31, 2018, based on Jiangxi Jinko’s communication with the investors, all investors of the MTN agreed to hold the bond till its maturity. The bond is recorded on amortized cost basis with the interest rate of 7.37%. Interest expense related to MTN was RMB10,318,000 and RMB11,792,000 for the year ended December 31, 2018 and 2019.According to ASU 2015-03, the MTN issuance costs amounted to RMB2,100,000 was recorded as direct deduction from the carrying amount of the MTN liability, and amortized over a two-year period, from the issuance date to the date the put option of the MTN holders is first exercisable.

The Company early repurchased the MTN with the face value of RMB300,000,000 and settled all the interests in the year ended December 31, 2019. No income/loss related to the repurchase of the MTN incurred during the year ended December 31, 2019.

19.    BORROWINGS

(a)   Short-term borrowings

	As of December 31,
	2018	2019
	RMB	RMB
Short-term borrowings	6,916,827,666	8,517,391,989
Long-term borrowings—current portion	186,571,525	529,857,922
Total short-term borrowings	7,103,399,191	9,047,249,911

The short-term borrowings outstanding as of December 31, 2018 and December 31, 2019 carried a weighted average interest rate of 4.43% and 4.05% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2019 were borrowings of RMB52,200,412, RMB2,417,420,149 and RMB440,948,005 which are denominated and repayable in EUR, USD and JPY, respectively.

The Group entered into an agreement to sell two solar power plants in Mexico to a Mexican renewable energy company in November 2019. Short-term borrowings of RMB35,591,498 related to these two solar power plants were reclassified as liabilities held for sale as of December 31, 2019.

Details of the Group’s short-term borrowings as of December 31, 2019 are:

Type of loan	As of December 31, 2019	Guarantee/Collateral
Credit loan	351,688,734		a)
Letter of credit loan	1,432,899,992		a)
	1,657,515,587	Guaranteed by JinkoSolar Holding	b)
	90,136,520	Guaranteed by JinkoSolar Holding and Zhejiang Jinko	b)
	80,000,000	Guaranteed by JinkoSolar Holding and Jiangxi Jinko	b)
	886,235,381	Guaranteed by Jiangxi Jinko	b)
	779,858,130	Guaranteed by Zhejiang Jinko	b)
	50,000,000	Collateralized on Jiangxi Jinko's share	c)
Guaranteed by subsidiaries of the	749,835,112	Collateralized on Jiangxi Jinko's Account receivables	d)
Group and/or collateralized on the	60,000,000	Collateralized on Zhejiang Jinko's Account receivables	d)
Group’s assets	100,000,000	Collateralized on bank deposits of Zhejiang Jinko	e)
	90,969,648	Collateralized on bank deposits of Jiangxi Import & Export Company	e)
	62,000,000	Collateralized on bank deposits of Jiangxi Jinko	e)
	10,000,000	Collateralized on bank deposits of Jiangxi Photovoltaic Material	e)
	4,784,865	Collateralized on bank deposits of Jinko USA	e)
	7,046,074	Collateralized on the Group's inventory	f)
	428,138,525	Financings associated with failed sale-leaseback transactions	g)
	2,206,141,343	Guaranteed and collateralized on buildings, equipment and other assets of the Group	h)
Total	9,047,249,911
a)	As of December 31, 2019, the Group had short-term bank borrowings of RMB351,688,734 credit loans, RMB1,432,899,992 letter of credit loan. The remaining short-term bank borrowings of RMB7,262,661,185 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:
b)	Borrowings of RMB1,657,515,587 guaranteed by JinkoSolar Holding, RMB90,136,520 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB80,000,000 guaranteed by JinkoSolar Holding and Jiangxi Jinko, RMB886,235,381 guaranteed by Jiangxi Jinko, RMB779,858,130 guaranteed by Zhejiang Jinko, respectively.
c)	Borrowings of RMB50,000,000 collateralized on the Jiangxi Jinko’s share pledge.
d)	Borrowings of RMB749,835,112 collateralized on the account receivables of Jiangxi Jinko, and borrowing of RMB60,000,000 collateralized on the account receivables of Zhejiang Jinko.
e)	Borrowings of RMB100,000,000 collateralized on the bank deposit of Zhejiang Jinko, RMB90,969,648 collateralized on the bank deposit by JinkoSolar Import & Export Company, RMB62,000,000 collateralized on the bank deposit of Jiangxi Jinko, RMB10,000,000 collateralized on the bank deposit of Jiangxi Jinko Photovoltaic Material, RMB4,784,865 collateralized on the bank deposit of Jinko USA.
f)	Borrowing of RMB7,046,074 collateralized on the Group’s certain inventories.
g)	As of December 31, 2019, the Company recorded financings associated with failed sale-leaseback transactions with the amount of RMB140,055,814 under short-term borrowings, RMB725,604,249 under long-term borrowings, including RMB288,082,711 as current portion (Note 19(b)).

h)	Borrowings of RMB2,206,141,343 collateralized on the Group’s certain building and equipment, including RMB456,180,000 which were also collateralized on the Group’s certain land use rights, and RMB146,180,000 were also collateralized on the Group’s certain inventory. In addition, included in these borrowings there were borrowings of RMB290,000,000 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB309,000,000 guaranteed by Jiangxi Jinko, RMB75,000,000 guaranteed by Jiangxi Jinko and Zhejiang Trading, RMB1,143,817,971 guaranteed by Zhejiang Jinko and Jiangxi Heji, RMB50,000,000 guaranteed by shareholders (Xiande Li).

The net book value of the total collaterialized accounts receivables, land use right, building, equipment and inventory was RMB1,200,492,957, RMB171,927,583, RMB524,617,724, RMB1,633,817,904, RMB258,692,099, respectively, as of December 31, 2019.

(b)   Long-term borrowings

	As of December 31,
	2018	2019
	RMB	RMB
Long-term bank borrowings	2,141,402,299	1,390,440,838
Long-term financings associated with failed sale-leaseback transactions	—	725,604,249
Less: Current portion of long-term bank borrowings	(186,571,525)	(241,775,211)
Less: Current portion of financings associated with failed sale-leaseback transactions	—	(288,082,711)
Total long-term borrowings	1,954,830,774	1,586,187,165

Future principal repayments on the long-term borrowings are as follows:

Year ended December 31,	RMB
2020	529,857,922
2021	623,041,126
2022	121,985,440
2023	97,463,105
2024	100,908,790
Thereafter	642,788,704
Total	2,116,045,087

1)    Long-term bank borrowings

In 2015 and 2016, the Company entered into loan agreements with the Export-Import Bank of China for an aggregate amount of RMB609,283,000, which were repayable from April 2017 to June 2020. As of December 31 2019, balance of these borrowings amounted to RMB69,881,000, which is due in June 2020. The effective interest rate of the borrowings was 3.82% in 2019. The Borrowings were guaranteed by Zhejiang Jinko and JinkoSolar Holding.

In 2016, the Company entered into a 10-year loan agreement with China Merchants Bank for a principle amount of RMB87,880,000 with the interest rate of 5.39%, which was repayable from February 2016 to January 2026. As of December 31 2019, the total outstanding balances amounted to RMB59,631,212, including RMB8,378,198 due on December 31, 2020. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB168,753,985.

In 2017, the Company entered into a 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB50,000,000 which was interest free. Guochuang is a government background entity who provided the interest-free loan to the Company to support its daily operations. The borrowing was collateralized on Jiangxi Jinko’s share pledge.

In 2017, the Company entered into a 3-year loan agreement with Credit Suisse AG, Singapore Branch with the principle amount of USD 6,000,000 (RMB41,857,200) . The interest rate is the aggregate of 5.62% and LIBOR. The borrowing was guaranteed by JinkoSolar Holding.

In 2018, the Company entered into a 3-year loan agreement with Credit Suisse AG, Singapore Branch with the principle amount of USD 40,000,000 (RMB279,048,000). The interest rate is the aggregate of 5.62% and LIBOR. The borrowing was guaranteed by JinkoSolar Holding.

In 2018, the Company entered into a 7-year loan agreement with a group of lenders including MUFG Bank Mexico, S.A. and BBVA Bancomer. As of December 31, 2019, The Company has drawn down RMB780,163,451 (USD103,248,381 and MXN162,564,059) which is due and payable in March 2025. The interest rate is the aggregate of 2% and LIBOR. The borrowing was pledged by all the shares and assets with carrying amount of RMB1,043,516,591 as of December 31, 2019 of certain project companies of the Group. As of December 31, 2019, the borrowing was reclassified as held-for-sale liabilities.

In 2018, the Company entered into a 14-year loan agreement with Inter-American Development Bank and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslandeen N.V. for an aggregate amount of USD105,185,805(RMB733,797,213). As of December 31, 2019, the Company has drawn down RMB511,273,426 (USD73,288,241), including RMB25,158,813 due on December 31, 2020. The interest rate is the aggregate of 5%~9% and LIBOR.The borrowing was pledged by all of the Group’s rights under the loan agreement and all current and future funds deposited in the designated bank account as well as all of the assets and shares with carrying amount of RMB926,590,039 as of December 31, 2019 of certain project companies of the Group.

In 2018, the Company entered into a 7-year loan agreement with MUFG Bank Mexico, S.A and MUFG Bank Ltd. for an aggregate amount of USD 19,596,403(RMB136,708,427). As of December 31, 2019, the Company has drawn down RMB135,019,993 (USD18,967,411 and MXN7,328,535) which is due and payable in October 2025. The interest rate is the aggregate of 2% and LIBOR. The borrowing was pledged by all the shares and assets with carrying amount of RMB240,524,789 as of December 31, 2019 of certain project companies of the Group, As of December 31, 2019, the borrowing was reclassified as liabilities held for sale.

In 2019, the Company entered into a 8-year loan agreement with China Everbright Bank for a principle amount of RMB372,000,000 with the interest rate of 6.37%, which was repayable from September 2019 to July 2027. As of December 31, 2019, the total outstanding balances amounted to RMB348,750,000, including RMB46,500,000 due on December 31, 2020. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB706,173,643.

In 2019, the Company entered into a 2-year loan agreement with China CITIC Bank for a principle amount of RMB30,000,000 with the interest rate of 8.50%, which was due and payable in August 2021.

2)    Financings associated with failed sale-leaseback transactions

During the year of 2019, the Group sold certain machinery and equipment with total carrying amount of RMB1,055.2 million to certain third parties (the “purchaser-lessors”) for a total consideration of RMB927.0 million and simultaneously entered into contracts to lease back these assets from the purchaser-lessors for periods from one to six years. Pursuant to the terms of the contracts, the Group is required to pay to the purchaser-lessors quarterly lease payment over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the fair value of these equipment upon expiration of leasing period is most likely to be much higher than the repurchase price. Therefore, these lease transactions do not qualify as sale-leaseback transaction. Accordingly, the Company identified the transactions as financing arrangements and recorded as borrowings. As of December 31, 2019, the Company recorded RMB140,055,814 under short-term borrowings and RMB725,604,249 under long-term borrowings, including RMB288,082,711 as current portion.

20.    LEASES

The Group’s operating lease primarily represent offices and overseas manufacturing facilities and warehouses. Most of the operating leases are for terms ranging from 3 to 20 years, although terms and conditions can vary from lease to lease. The Group has assessed the specific terms and conditions of each operating lease to determine the amount of the lease payments and the length of the lease term, which includes the minimum period over which lease payments are required plus any renewal options that are both within the Group's control to exercise and reasonably certain of being exercised upon lease commencement. The Company assesses all relevant factors to determine if sufficient incentives exist as of lease commencement to conclude whether or not renewal is reasonably certain. There are no material residual value guarantees provided by the Company nor any restrictions or covenants imposed by the operating leases to which the Company is a party. In determining the lease liability, the Group utilizes its incremental borrowing rate for debt instruments with terms approximating the term for its operating leases to discount the future lease payments over the lease term to present value. The Company does not incur variable lease payments for its operating leases.

The Group’s finance leases primarily represent machinery and equipment utilized in the Group's production facilities. All of the Group’s finance leases meet one or more of the criteria as: a) the lease transfers ownership of the underlying asset to the Group by the end of the lease term; b) the lease grants the Group an option to purchase the underlying asset that the lessee is reasonably certain to exercise; c) the lease term is for the major part of the remaining economic life of the underlying asset; d) the present value of the sum of the lease payments and any residual value guaranteed by the Group that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. ROU of capital lease is recorded at the aggregate of future minimum lease payments and estimated residual value of the leased equipment. In determining the lease liability, the Group utilizes its incremental borrowing rate for debt instruments with terms approximating the term for its capital leases to discount the future lease payments over the lease term to present value.

(a)	The components of lease expenses were as follows:

Year ended December 31, 2019	RMB

Lease cost:
Amortization of right-of-use assets	145,539,290
Interest of lease liabilities	45,811,621
Expenses for short-term lease within 12 months	5,064,442
Total lease cost	196,415,353

(b)	Supplemental cash flow information related to leases was as follows:

Year ended December 31, 2019	RMB

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	50,758,114
Operating cash outflows for finance leases	23,340,016
Financing cash outflows for finance leases	284,089,511
Total cash paid for amounts included in the measurement of lease liabilities:	358,187,641

Lease obligation assumed in exchange for right-of-use assets:
Operating lease liabilities	269,671,708
Finance lease liabilities	937,056,577
Total lease obligation assumed in exchange for right-of-use assets:	1,206,728,285

(c)	Supplemental balance sheet information related to leases was as follows:

Year ended December 31, 2019

Weighted-average remaining lease term	3.57	years
Weighted-average discount rate	5.64%

(d)	Maturities of lease liabilities were as follows:

Year ending December 31,	RMB
Year ended December 31,
2020	315,373,609
2021	349,235,068
2022	221,652,540
Thereafter	387,198,829
Total undiscounted lease payments	1,273,460,046
Less: imputed interest	(142,779,127)
Total lease liabilities	1,130,680,919

(e)	Future minimum lease payments for the Company’s leases were as follows:

Year ending December 31,	RMB
Year ended December 31,
2020	319,098,599
2021	349,235,068
2022	221,652,540
Thereafter	387,198,829
Total minimum lease payments	1,277,185,036

The Company had no lease that has not yet commenced as at December 31, 2019.

- Finance lease obligations and others prior to the adoption of ASC Topic 842 on January 1, 2019

The Company elected the practical expedients not to reassess arrangements entered into prior to January 1, 2019 for whether an arrangement is or contains a lease, the lease classification applied or to separate initial direct costs. Therefore, the Company remained the lease classification and accounting of its capital lease and sale-leaseback arrangements entered into prior than January 1, 2019.

The Company’s capital lease and sale-leaseback arrangements entered into prior than January 1, 2019 were as follows:

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

As of December 31, 2018 and 2019, the net value of these leased assets are:

	As of December 31,
	2018	2019
	RMB	RMB

Equipment	936,961,787	1,510,944,643
Less: accumulated depreciation	(116,935,527)	(251,231,428)
Net Value	820,026,260	1,259,713,215

The Group amortized deferred losses related to sale-leaseback transactions amounted to RMB14,714,339, RMB36,638,880 and RMB33,560,902 during the years ended December 31, 2017, 2018 and 2019.

21.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income	142,191,365	405,575,533	924,352,495
Less: Net (loss)/income attributable to non-controlling interests	485,676	(903,161)	25,690,269
Net income attributable to JinkoSolar’s ordinary shareholders	141,705,689	406,478,694	898,662,226
Dilutive effects of call option	—	—	(91,066,662)
Numerator for diluted income per share	141,705,689	406,478,694	807,595,564

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	128,944,330	153,806,379	169,363,306
Dilutive effects of share options	2,742,900	897,786	1,909,930
Dilutive effects of call option	—	—	(4,705,479)
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	131,687,230	154,704,166	166,567,757

Basic earnings per share attributable to JinkoSolar’s ordinary shareholders	1.10	2.64	5.31
Diluted earnings per share attributable to JinkoSolar’s ordinary shareholders	1.08	2.63	4.85

For the years ended December 31, 2018 and 2019, convertible senior notes convertible into 873 and 17,708,332 shares were not included in the computation of diluted EPS because of their anti-dilutive effect.

Because of the dilutive impact, potential shares underlying the call option arrangement (note 23) were removed from weighted average number of ordinary shares outstanding since its issuance date, and changes in income of the assumed exercise of call option were also recorded as the adjustment to the consolidated net income to arrive at the diluted net income available to the Company’s ordinary shareholders.

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB560,243,695 and RMB595,295,007 as of December 31, 2018 and December 31, 2019, respectively.

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

On September 26, 2013, the Ministry of Human Resources and Social Security of the People’s Republic of China announced “Regulations on the Declaration and Payment of Social Welfare” (“New Social Security Regulation”), which took effect on November 1, 2013. The New Social Security Regulation clarifies that the local social security authority should issue a notification to the employers who fail to make appropriate contribution of social security and a late-payment penalty charge will only be imposed to employers who fail to pay the outstanding contribution within five days upon the receipt of the notification. However, there were different interpretations of the New Social Security Regulation as to applicability of the penalty charge by different local authorities in difference cities and provinces in late 2013, therefore, the Company performed investigation and legal assessment as well as communicating with relevant local authorities. Legal assessment was completed in late 2014. In the opinion of the management, the probability that the Company would be required to pay late-payment penalty in connection with the unpaid contribution is remote, given that the Company has received certificates from local social security authorities which confirmed that the Company was in compliance with the local social insurance regulations as of December 31, 2014 and that local social security authorities have not issued any notification for payment of outstanding contribution to the Company. Accordingly, the Company did not accrue for late-payment penalty since then.

23.    CONVERTIBLE SENIOR NOTES AND CALL OPTIONS

2019 Convertible Notes

The Company issued USD 150 million of convertible senior notes on January 22, 2014, which matured on February 1, 2019 (the “2019 Notes”). The interest rate was 4% per annum payable semi-annually, in arrears. No accrued interest to be paid on the 2019 Notes when they are converted.

Holders had the option to convert their 2019 Notes from the earlier of (i) when the registration statement of the 2019 Notes became effective and (ii) the first anniversary of the date on which the 2019 Notes were first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 21.8221 ADSs per US$1,000 principal amount of Notes (equivalent to an initial conversion price of approximately US$45.83 per ADS).

The conversion rate was subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes were defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company’s shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to the Company’s liquidation or dissolution.

The holders had the option to require the Company to repurchase the 2019 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change was remote.

The holders had the right to require the Company to repurchase for cash all or any portion of their notes on February 1, 2017 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

While the 2019 Notes remained outstanding, the Company or its subsidiaries should not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the Notes and the indenture (a) were secured equally and ratably therewith, or (b) had the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.

As a result of the depressed market conditions, the Company repurchased the 2019 Notes with a face value of US$88.9 million or 59.3% of the Notes at approximately 96% of the face value during the year ended December 31, 2016. The Company repurchased 2019 Notes with a face value of US$61.1 million or 40.7% of the 2019 Notes at approximately 100% of the face value during the year ended December 31, 2017. The Company repurchased 2019 Notes with a face value of US$10,200 or 0.0% of the 2019 Notes at approximately 100% of the face value during the year ended December 31, 2019.

2024 Convertible Notes

The Company issued US$ 85 million of Convertible Senior Notes on May 17, 2019, which will mature on June 1, 2024 (the “2024 Notes”). The interest rate is 4.5% per annum payable semi-annually, in arrears.

Holders have the option to convert their 2024 Notes at any time prior to the close of business on the third business day immediately preceding the maturity date at a conversion rate of 52.0833 ADSs per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately US$19.20 per ADS).

The conversion rate is subject to change on anti-dilution and upon certain fundamental changes. Fundamental changes are defined as 1) any “person” or “group” beneficially owns (directly or indirectly) 50% or more of the total voting power of all outstanding classes of Company’s shares or has the power to elect a majority of the members of the board of directors; 2) Company consolidates with, or merge with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company; 3) Termination of trading of Company’s ADSs; and 4) adoption of a plan relating to the Company’s liquidation or dissolution.

The holders have the option to require the Company to repurchase the 2024 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

The holders will have the right to require the Company to repurchase for cash all or any portion of their notes on June 1, 2021 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

While the 2024 Notes remain outstanding, the Company or its subsidiaries should not create or permit to subsist any security upon its property, assets or revenues (present or future) to secure any international investment securities or to secure any guarantee of or indemnity of any international investment securities unless the obligations under the Notes and the indenture (a) are secured equally and ratably therewith, or (b) have the benefit of such other security, guarantee, indemnity or other arrangement as shall be approved by holders of a majority in aggregate principal amount of the Notes then outstanding.

Accounting for 2019 Convertible Notes

The Company has RMB as its functional currency, and the 2019 Notes were denominated in USD. As a result, the conversion feature was dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and was considered an embedded derivative which needed to be bifurcated from the host instrument in accordance with ASC 815.

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

The Company elected to measure the 2019 Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes was translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the 2019 Notes offering were expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

The Company completed its repurchasing of the 2019 Notes in the year of 2019. As of December 31, 2017, 2018 and 2019, the estimated fair value of the 2019 Notes amounted to approximately RMB65,342, RMB68,632 and nil, respectively. The Company recorded foreign exchange loss of RMB845,071, nil and nil for the years ended December 31, 2017, 2018 and 2019, respectively. No income/loss from change in fair value of the 2019 Notes incurred during the years ended December 31, 2017, 2018 and 2019 (note 29).

Accounting for 2024 Convertible Notes

The Company has RMB as its functional currency, and the 2024 Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

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

The Company elected to measure the 2024 Notes in their entirety at fair value. According to ASC 825-10-45-5, the Company measures the financial liability at fair value with qualifying changes in fair value recognized in net income. The Company also presents separately in other comprehensive income the portion of the total change in the fair value of the liability that results from a change in the instrument-specific credit risk.

Further, as the functional currency of the Company is RMB, the fair value of the 2024 Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss, except for the exchange rate remeasurement of the component of the change in fair value of the liability resulting from the cumulative changes in instrument-specific credit risk which is presented in other comprehensive income. In addition, all issuance costs associated with the 2024 Notes offering has been expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

As of December 31, 2019, the estimated fair value of the 2024 Notes amounted to approximately RMB728,215,869. The Company recorded loss from foreign exchange remeasurement of RMB7,675,500 in net income and gain from foreign exchange remeasurement of RMB566,617 in other comprehensive income for the year ended December 31, 2019, respectively. The Company recorded loss from change in fair value of 2024 Notes of RMB114,149,092 and RMB21,089,777 in net income and other comprehensive income for the year ended December 2019, respectively (note 29).

Call Option

Concurrent with the issuance of the 2024 Notes, the Company used approximately US$30 million of the net proceeds from the offering to enter into zero-strike call option transactions (“Call option”), covering 1,875,000ADSs, with an affiliate of a placement agent for the 2024 Notes (“Dealer”). The Call option is intended to facilitate privately negotiated derivative transactions by which investors in the 2024 Notes are able to hedge their investment. The Call option expires on July 28, 2021 or when the Dealer requests early settlement. The Company has the right to elect the settlement method. If cash settlement applies, the Dealer will deliver the amount of cash to the Company calculated based on the price of ADSs based on a valuation period prior to such settlement. If physical settlement applies at expiration or upon any early settlement, the Company will receive the fixed number of ADSs determined at the commencement date of the transaction or the portion thereof being settled early.

The economic substance of the Call option is the same as a traditional forward repurchase contract. Because the Call option permitted net cash settlement, it was classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. The Company accounted for the Call option as a free-standing derivative asset on its consolidated balance sheet when the Call option was entered into in May 2019. The derivative asset was initially recorded at its fair value of US$30 million on the commencement date which represented the amount of cash transferred to the Dealer. The derivative asset was subsequently recorded at fair value with changes in fair value recorded in earnings. The Company recorded a gain from change in fair value of the call option with the amount of RMB84,891,634 and an exchange gain of the call option with the amount of RMB2,709,000 for the year ended December 31, 2019.

24.   ISSUANCE OF ORDINARY SHARES

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

In May 2019, the Company closed an offering of 18,687,500 ordinary shares (4,671,875 ADSs), par value US$0.00002 per share, at US$16.00 per ADS (equivalent to US$4.00 per share). The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses with the amount of US$3.9 million, was approximately US$70.9 million (RMB488.95 million).

As of December 31, 2018 and 2019 the Company’s issued and outstanding shares were 156,864,737 and 178,930,297, respectively.

25.   SHARE BASED COMPENSATION

The Company adopted a long-term incentive plan (the "2009 Plan") in July 2009 which was subsequently amended and restated. The 2009 plan provided for the issuance of options of 9,325,122 ordinary shares. The options have a contractual life of 7 years except for certain options granted to an employee in August 2009 that can be exercised until October 1, 2013. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date. For 953,200 options granted to one employee in August 2009, the share options vested in a series of 36 months, on the last day of each month, commencing from October 1, 2008.

The Company adopted a new long-term incentive plan (the "2014 Plan") in August 2014. The 2014 Plan provides for the issuance of options of 12,796,745 ordinary shares. The options have a contractual life of 10 year. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date.

A summary of activities under the Company’s share-based compensation plan is as follows:

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(US$/share)	(in years)	(RMB)
Balance as of January 1, 2019	8,453,372	3.34	—	—
Granted	—	—	—	—
Exercise	(3,378,060)	3.35	—	—
Forfeited	(520,024)	3.29	—	—
Balance as of December 31, 2019	4,555,288	3.34	4.73	73,353,508

Vested and expected to vest as of December 31, 2019	4,456,440	3.39	4.59	70,161,689
Vested and exercisable as of December 31, 2019	4,279,300	3.41	4.54	67,601,773

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, US$5.62 (RMB39.31) per share as of December 31, 2019 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2017, 2018 and 2019 were RMB110,973,732, RMB3,057,319 and RMB54,032,828 respectively.

The total fair value of shares vested for the years ended December 31, 2017, 2018 and 2019 were RMB70,106,939, RMB63,100,120 and RMB65,621,884 respectively.

The share-based compensation expense of continuing operations for the year ended December 31, 2017, 2018 and 2019 was recorded in the respective items:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Costs of revenues	2,219,311	967,367	(771,464)
Selling expenses	12,722,162	6,415,213	3,424,973
General and administrative expenses	46,017,821	24,066,459	1,140,815
Research and development expenses	3,908,608	(2,141,136)	783,991
Total	64,867,902	29,307,903	4,578,315

As of December 31, 2019, the Company had unrecognized share-based compensation expense RMB1,263,892 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 1.71 years. For the year ended December 31, 2019, total cash received from the exercise of share options was RMB38,245,122.

26.   RELATED PARTY TRANSACTIONS AND BALANCES

(a)    Related party balances

Outstanding amounts due from/to related parties as of December 31, 2018 and 2019 were as follows:

	2018	2019
	December 31	December 31
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	522,619,737	484,317,935
Accounts receivable from Sweihan PV Power Company P.S.J.C ("Sweihan PV", which develops and operates solar power projects in Dubai)	127,779,355	36,185,644
Accounts receivable from Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”, in which JinkoSolar owns 30% equity interests)	25,368,631	—
Subtotal	675,767,723	520,503,579
Notes receivables from related parties:
Notes receivables from JinkoPower for provision of guarantee	—	18,628,574

Other receivables from related parties:
Advances of travel and other business expenses to executive directors who are also shareholders	—	75,234
Other receivables from JinkoPower for miscellaneous transactions	8,296,133	21,995,622
Prepayments to JinkoPower for outsourcing services	55,514,313	32,247,424
Other receivables from JinkoPower for provision of guarantee	3,919,423	—
Subtotal	67,729,869	54,318,280
Other assets from related parties:
Guarantee receivables due from JinkoPower	144,983,745	96,753,306

Accounts payable due to a related party:
Accounts payable due to subsidiaries of Renesola Zhejiang Ltd. ("ReneSola", controlled by an immediate family member of the principal shareholders and directors of the Company, who are the executive officers of the Company)	698,043	—
Accounts payable due to Jinko-Tiansheng	—	36,309,710

Advances from related parties:
Advances from JinkoPower for sales of solar modules	910,086	748,615

Notes payables due to related parties:
Notes payables due to JinkoPower	35,000,000	—

Other payables due to a related party:
Other payables to Jiangxi Desun Energy Co., Ltd.(“Jiangxi Desun”, an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest) for leasing of land and buildings	9,704,152	10,784,038
Other payables due to JinkoPower for payments on behalf of the Company	11,058,987	2,343,314
Other payables of travel and other business expense reimbursement to executive directors who are also shareholders	55,457	—
Subtotal	20,818,596	13,127,352
(1)	Mr Xianshou Li, chairman and chief executive officer of Renesola is the brother of Mr Xiande Li, chairman of the board of directors of the Company.
(2)	Advances of travel and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.

(3)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b)    Related party transactions

Transactions related parties for the year ended December 31, 2017, 2018 and 2019 were as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV (an associate entity)	1,219,803,260	1,416,020,214	144,287,938
Revenue from sales of products to JinkoPower	453,251,266	38,895,833	7,812,477
Income of financing guarantees	64,225,858	26,229,524	18,574,433
Rental services provided to JinkoPower	2,142,018	2,177,280	2,177,280
Revenue from sales of products to a subsidiary of ReneSola	6,474,041	47,388	-

Purchase of raw materials from related partie
Raw materials purchased from a subsidiary of ReneSola	2,866,904	—	-

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	8,375,075	19,741,927	39,565,882
Solar project management service provided by JinkoPower	2,735,269	20,842,153	23,266,889
Construction service of solar project provided by JinkoPower	—	25,769,137	8,935,653
Rental services provided by Jiangxi Desun	1,100,304	1,100,304	1,100,304

In connection with the Company’s disposal of JinkoSolar Power downstream business in 2016, the Group entered into a master service agreement with JinkoPower under which the Group agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, the Company will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB2.63 billion (US$377.4 million) as of December 31, 2019. The Company will charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

In addition, according to the agreement signed among the Company, JinkoPower and investors of JinkoPower (the original redeemable preferred shareholders of JinkoSolar Power), the investors of JinkoPower will have the right to require JinkoPower to redeem the common shares of JinkoPower held by them, and, as a result of a guarantee issued by the Company, in the event that JinkoPower fails to perform its redemption obligations, the Company will become liable for JinkoPower’s obligations under the redemption, which amounted to US$297.3 million as of December 31, 2016. The Company will also charge JinkoPower service fees for the redemption guarantee service according to the master service agreement. On June 22, 2017, JinkoPower and all its investors amended its Articles of Association in which terms and clauses related to the Common Share Redemption Guarantee were removed. Hence, management reversed unamortized redemption guarantee liabilities amounted to RMB22,119,127 and the corresponding receivables amounted to RMB20,409,535. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1,709,592 was recognized as other income in the year ended December 31,2017. During the year ended December 31, 2017, JinkoPower repaid certain of its borrowings guaranteed by the Group in advance. The Group thereby reversed unamortized redemption guarantee liabilities amounted to RMB13,609,729 and the corresponding receivables amounted to RMB12,258,412. Difference between the guarantee liabilities and the corresponding assets amounted to RMB1,351,317 was recognized as other income in the year ended December 31,2017.

During the year ended December 31, 2018, JinkoPower changed the guarantor of certain of its borrowings from the Group to other parties. The Group thereby reversed unamortized redemption guarantee liabilities amounted to RMB28,965,510 and the corresponding receivables amounted to RMB34,283,915. Difference between the guarantee liabilities and the corresponding assets amounted to RMB5,318,405 was deducted from other income in the year ended December 31,2018.

Pursuant to the master service agreement, guarantee service fee is to be settled semi-annually, and the management of the Company believes the guarantee fee charges are at market rates. The guarantee receivables is settled upon the receipt of guarantee fees from JinkoPower. The Company has received RMB52,586,819, RMB29,460,673 and RMB18,628,574 guarantee fees from JinkoPower in 2017, 2018 and 2019, respectively.

As of December 31, 2018 and December 31, 2019, the Company recorded the guarantee fee income receivable amounted to RMB148,903,168 and RMB115,381,880 and a guarantee liability amounted to RMB92,404,069 and RMB72,019,365. The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized for the period during the year ended December 31,2017, 2018 and 2019 amounted to RMB64,225,858, RMB26,229,524 and RMB18,574,433, respectively.

For the year ended December 31,2017, 2018 and 2019, sales of solar module products to subsidiaries of JinkoPower amounted to RMB453,251,266, RMB38,895,833 and RMB7,812,477, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s 3rd party sales arrangement. As of December 31, 2019, outstanding receivables due from JinkoPower were RMB 484 million, among which RMB 418 million was overdue over one year. No interest was charged by the Group to JinkoPower on the overdue receivables. The Group expects most of the outstanding receivables will be collected in full in the year of 2020.

After the establishment of SSHC through December 31, 2017 and for the year ended December 31,2018 and 2019, sales of solar module products to Sweihan PV amounted to RMB1,219,803,260, RMB1,416,020,214 and RMB144,287,938, respectively.

For the year ended December 31, 2017 and 2018 and 2019, rental services provided to subsidiaries of JinkoPower amounted to RMB2,142,018 and RMB2,177,280 and RMB2,177,280, respectively.

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to the Group. Since the establishment date of the Jinko-Tiansheng through December 31, 2017 and for the year ended December 31,2018 and 2019, Jinko-Tiansheng charged the Group processing fee amounted to RMB8,375,075 and RMB19,741,927 and RMB39,565,882. The Group involved Jinko-Tiansheng for PV module processing in the fourth quarter of 2019, which caused the increase of related party payables due to Jinko-Tiansheng as at December 31, 2019.

For the years ended December 31, 2017, 2018 and 2019, revenues from sales of products to subsidiaries of ReneSola amounted to RMB6,474,041, RMB47,388 and RMB nil, respectively.

For the years ended December 31, 2017, 2018 and 2019, raw materials purchased from subsidiaries of ReneSola amounted to RMB2,866,904, nil and RMB nil, respectively.

In the fourth quarter of 2017, JinkoSolar International Development Limited disposed Lotapera and four Mexico power plants (note 1) to JinkoPower with the consideration of RMB28,634 (USD4,383). Consideration with the amount of RMB28,634 was collected as of December 31, 2018.

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company paid RMB76,356,466 (USD$11.2 million) in advance and recorded service expenses incurred in the year of 2017, 2018 and 2019 amounted to RMB2,735,269, RMB20,842,153 and RMB23,266,889 as cost of project assets, respectively.

On January 1, 2008, Jiangxi Desun and the Group entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to the Group for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun charged the Group RMB1,100,304 in rent for the years ended December 31, 2017, 2018 and 2019, respectively.

27.   CERTAIN RISKS AND CONCENTRATION

a)     Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2018 and 2019, substantially all of the Group’s cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

b)    Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2019, 82.6% of the Group’s revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

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

There is no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2018 and 2019, respectively. Also, there exists no individual customer to whom sales comprised over 10% of the Group’s total revenue during the year ended December 31, 2018 and 2019, respectively.

d)    Interest rate

The Group’s main interest rate exposure relates to long-term borrowings. The Group does not hedge against interest rate. Any increase in interest rates would increase the Group’s finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

28.    COMMITMENTS AND CONTINGENCIES

(a)    Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB1,734,073,402 as of December 31, 2019.

Year ending December 31,	RMB
2020	1,545,563,682
2021	188,509,720
Total	1,734,073,402

(b)    Contingencies

In July 2008, Jiangxi Jinko entered into a long term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for RMB2.7 million for breaching the contract by failing to make allegedly required payments and reject the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January, 2016, Wuxi Zhongcai also changed the complaint, in which it claimed for the liquidated damages amounting to RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. The first court hearing was held on November 22, 2017. The Group provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. On February 1, 2019, The Group has received final judgements for the two lawsuits from the Supreme People’s Court as of the date of this annual report, among which Wuxi Zhongcai shall fully return the Group’s prepayments and the interests accrued thereon. In December 2019, Jiangxi Jinko entered into a settlement agreement with Wuxi Zhongcai and Wuxi Zhongcai agreed to refund JinkoSolar's prepayments in full with the amount of RMB93.2 million and corresponding interest. Subsequently in January 2020, Jiangxi Jinko has received RMB52.5 million in cash in accordance with the settlement agreement and recorded the reversal of previous provision upon actual cash receipt.

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

In March 2019, Moura Fábrica Solar - Fabrico e Comércio de Painéis Solares, Lda. ("MFS") submitted a request for arbitration at International Chamber of Commerce (Case No. 24344/JPA) against Projinko Solar Portugal Unipessoal LDA. ("Projinko") in connection with dispute arising out of (i) a business unit lease agreement (the "Business Unit Lease Agreement") entered into on August 23, 2013 between MFS and Jinko Solar (Switzerland) AG ("Jinko Switzerland"), (ii) an assignment agreement dated May 26, 2014, whereby Jinko Switzerland assigned and transferred to Projinko all rights, title, interest, liabilities and obligations under the Business Unit Lease Agreement, and (iii) an amendment agreement relating to the Business Unit Lease Agreement dated December 29, 2015 (the Business Unit Lease Agreement, the assignment agreement and the amendment agreement are collectively referred to as "Lease Agreements"). In order to ensure the performance of parties' respective obligations under the Lease Agreements, a guarantee from the parent company of MFS, Acciona Energia, S.A.U. and a bank guarantee was granted in favor of Projinko, and a guarantee from the parent company of Projinko, Jiangxi Jinko, and a bank guarantee was also granted in favor of MFS. The notice of request for arbitration had not been duly and effectively served by MFS to Projinko. In July 2019, MFS submitted a request at International Chamber of Commerce to join Jinko Switzerland and Jiangxi Jinko as two additional parties, alleging they were indispensable to the current dispute and claiming against Projinko, Jiangxi Jinko and Jinko Switzerland recovery of two drawdowns by Projinko under the bank guarantee in the amount of €1,965,170 and €846,604.41, respectively, with the interests thereon as well as economic damages suffered by MFS as a result thereof.

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. As of the date of this annual report, the arbitration tribunal has been constituted and the arbitration is still in the preliminary stage. The Company believes it has reasonable grounds to challenge MFS' claim in the present case, and will vigorously defend against the claim made by MFS. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against the Company and a number of its subsidiaries. (i) On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Q CELLS & Advanced Materials Corporation (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted the Company’s motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. The administrative law judge’s initial determination will be reviewed by the ITC within 45 days after its issuance date. (ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on the Plaintiff B’s reply on March 3, 2020. The main hearing of the case was scheduled in May 2020. (iii) On March 12, 2019, Hanwha Q CELLS & Advanced Materials Corporation and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019.

The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”), following which FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application (“Discovery Request”). The Company believes that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. The Company is considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215, EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating its non infringement of the Asserted Patents. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or reasonably possible loss, if any. On June 3, 2019, the Company filed a petition for IPR of the 215 Patent with the PTAB. IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the 215 patent claims in view of prior art.

(c)    Guarantees

Upon the disposition of JinkoPower, the Company provided the loan guarantee and redemption guarantee to JinkoPower (Note 26).

The Company provided a debt payment guarantee in connection with a loan facility granted to Sweihan PV Power Company P.J.S.C (“Sweihan”), equity investee of the Company for developing overseas solar power project, in a maximum aggregate principal amount not exceeding US$42.9 million. At the same time, pursuant to the shareholders agreement, the Company together with another shareholder of Sweihan, shall enable Sweihan to repay the loan facility in full. The Company believes the probability of Sweihan’s default of repayment is remote, and no liability of the guarantee is recognized as of December 31, 2018. The loan was repaid by Sweihan in 2019.

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

Fair value change in forward contracts and foreign exchange options

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign exchange forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of foreign exchange forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD848 million as of December 31, 2019. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The Company purchased foreign exchange option contracts with a total notional value of nil, US$167.0 million and nil during the years ended December 31, 2017, 2018 and 2019.These foreign exchange options mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the foreign exchange options. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3.

The foreign exchange option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognised in the consolidated statements of operations and comprehensive income. The fair value change was a loss of nil, RMB9,720,182 and RMB330,706 for the year ended December 31, 2019.

Convertible Senior Notes and Call Option

The Company has adopted valuation models to assess the fair value for Call option, the 2024 Notes and the 2019 Notes, as the Call option is not publicly traded and the trading of the 2024 Notes and 2019 Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. The 2024 Notes and 2019 Notes are valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company's best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price and expected share volatility are most significant to valuation determination of convertible debt.

The Call option is valued using the Black-Scholes Model. The valuation involves complex and subjective judgments as well as the Company's best estimates on the valuation date. Inputs related to the Black-Scholes Models for call option fair value are: call option price, spot price, exercise price, expected dividend yield, risk-free interest rate and time to maturity, of which spot price and exercise price are most significant to valuation determination of call option.

Interest Rate Swap

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its overseas power station business operation and expansion, the Company’s operating subsidiaries located in Mexico will obtain long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The interest rate swap is a derivative which needs to be fair valued at each reporting period end. The fair value gain or loss arising from the remeasurement is recognized in the consolidated statements of operations and comprehensive income. As of December 31, 2018 and 2019, the fair value of the interest rate swap was RMB12,786,001 and RMB61,271,965, respectively, which was recorded as a derivative liability. The fair value change was a loss of RMB16,122,313, a gain of RMB13,700,387 and a loss of RMB69,974,512 for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Recurring change in fair value

As of December 31, 2018 and 2019, information about the hierarchy of the fair value measurements for the Company’s assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2018	assets (Level 1)	inputs (Level 2)	inputs (Level 3)

Assets:
Foreign exchange forward contracts- receivable	1,192,168	—	1,192,168	—
Foreign exchange options	846,718	—	—	846,718

Liabilities:
Convertible senior notes	68,632	—	—	68,632
Guarantee liabilities	92,404,068	—	—	92,404,068
Foreign exchange forward contracts- payable	9,463,728	—	9,463,728	—
Derivative liability interest rate swap	12,786,001	—	—	12,786,001

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2019	assets (Level 1)	inputs (Level 2)	inputs (Level 3)

Assets:
Foreign exchange forward contracts- receivable	52,281,183	—	52,281,183	—
Call options	294,177,634	—	—	294,177,634

Liabilities:
Convertible senior notes	728,215,869	—	—	728,215,869
Guarantee liabilities	72,019,365	—	—	72,019,365
Foreign exchange forward contracts- payable	3,856,561	—	3,856,561	—
Derivative liability interest rate swap	61,271,965	—	—	61,271,965

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2017, 2018 and 2019 were as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at January 1,	423,739,708	65,342	68,632
Issuance of convertible senior notes	—	—	585,301,500
Foreign exchange (gain)/loss	(845,071)	3,290	7,675,500
Change in fair value of convertible senior notes	—	—	114,149,092
Change in the instrument-specific credit risk	—	—	21,089,777
Repurchase of convertible senior notes	(422,829,295)	—	(68,632)
Balance at December 31,	65,342	68,632	728,215,869

A summary of changes in Level 3 fair value of call option for the year ended December 31, 2017, 2018 and 2019 were as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at January 1,	—	—	—
Issuance of call options	—	—	206,577,000
Foreign exchange (gain)/loss	—	—	2,709,000
Change in fair value of call options	—	—	84,891,634
Balance at December 31,	—	—	294,177,634

A summary of changes in Level 3 fair value of foreign exchange options for the year ended December 31, 2017, 2018 and 2019 were as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at January 1,	—	—	846,718
Purchase of foreign exchange options	—	10,566,900	—
Cash Settlement	—		(516,012)
Change in fair value of foreign exchange options	—	(9,720,182)	(330,706)
Balance at December 31,	—	846,718	—

A summary of changes in Level 3 fair value of rate swap derivative for the year ended December 31, 2017, 2018 and 2019 were as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at January 1,	10,364,075	26,486,388	12,786,001
Change in fair value of interest rate swap	16,122,313	(9,701,051)	69,974,512
Cash settlement	—	(3,999,336)	(21,488,548)
Balance at December 31,	26,486,388	12,786,001	61,271,965

A summary of changes in Level 3 fair value of guarantee liabilities for the year ended December 31, 2017, 2018 and 2019 were as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at January 1,	226,086,556	148,187,615	92,404,068
Additions	5,122,691	1,425,026	2,164,200
Amortization	(47,292,776)	(28,243,063)	(18,574,433)
Cancellation	(35,728,856)	(28,965,510)	(3,974,470)
Balance at December 31,	148,187,615	92,404,068	72,019,365

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	Foreign exchange forward		Type of derivatives
For the year ended	contracts		Convertible	Interest		Foreign exchange
December 31,	Realized	Unrealized	senior notes	Rate swap	Call option	options	Total
(In RMB)
2017	(3,690,785)	(4,520,619)	—	(16,122,313)	—	—	(24,333,717)
2018	(42,614,340)	(1,475,360)	—	9,701,051	—	(9,720,182)	(44,108,831)
2019	(126,708,753)	48,425,227	(114,149,092)	(69,974,512)	84,891,634	(330,706)	(177,846,202)

Non-recurring change in fair value

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of ASC 360-10, long-lived assets held and used with a carrying amount of nil, RMB14,548,043 and RMB68,262,038 as of December 31, 2017, 2018 and 2019 were written down to their fair value of zero, resulting in an impairment charge of nil, RMB14,548,043 and RMB68,262,038 for the year ended December 31, 2017, 2018 and 2019, respectively, which was calculated based on Level 3 Inputs and included in earnings for the respective years.

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

Restricted net assets were RMB8,198,518,471 representing 66% of the Company’s total consolidated net assets as of December 31, 2019.

31.    SUBSEQUENT EVENTS

The coronavirus (“COVID-19”) outbreak was declared a “Public Health Emergency of International Concern” by the World Health Organization on January 30, 2020 and a pandemic on March 10, 2020. Actions taken around the world to help mitigate the spread of the COVID-19 include travel and transportation restrictions, quarantines in certain areas and forced closures of certain types of public places and business. The outbreak of COVID-19 and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical areas in which the Company operates. The Company also expects the global demand for solar photovoltaic products to be slightly affected, which will intensify the competition and in turn potentially lower the average selling price of solar modules in 2020.

While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, to date, supply of certain raw materials and logistics during the first quarter of 2020 was temporarily affected, causing some module shipments be postponed to the second quarter of 2020. As a result, some of the Company’s customers delayed their payments, which temporarily affected its cash flow. In addition, the Company’s capacity utilization rate of certain overseas manufacturing facility has been temporarily affected as the Company have to limit the number of workers gathering at the facility pursuant to the instructions of the local authorities. In response to the COVID-19 outbreak, the Company implemented a number of initiatives to ensure business continuity, including ensuring the safety and health of its employees and minimizing the impact of the outbreak on production and delivery by stocking up on critical raw materials and optimizing production and logistics. The situation of the COVID-19 outbreak is very fluid and the Company is closely monitoring its impact on the company. There may be further adverse impact on the Company’s operation, liquidity, financial condition and results of operations if the conditions last a sustained period of time and continue to develop globally.

33.    ADDITIONAL INFORMATION – CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting. Such investment is presented on separate condensed balance sheets of the Company as "Investments in subsidiaries " and the Company’s shares of the profit or loss of subsidiaries are presented as "Share of (loss) / income from subsidiaries" in the statements of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB	USD
				(note 2 (ak))
Net revenue	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating (expenses)/income	(3,139,147)	(2,267,582)	474,214	68,117

Other income, net	8,825,212	6,249,651	8,922,475	1,281,633

Income/(loss) from operations	5,686,065	3,982,069	9,396,689	1,349,750

Convertible senior notes issuance costs			(18,646,101)	(2,678,345)
Share of income from subsidiaries and affiliates	124,171,093	348,543,952	911,593,940	130,942,276

Interest (expenses)/income, net	(1,563,985)	(722)	8,421,898	1,209,730
Exchange gain/(loss)	13,412,516	53,953,395	17,153,258	2,463,910
Change in fair value of convertible senior notes and call option	—	—	(29,257,458)	(4,202,571)
Income before income taxes	141,705,689	406,478,694	898,662,226	129,084,750
Income tax expenses	—	—	—	—
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	141,705,689	406,478,694	898,662,226	129,084,750

Condensed balance sheets:

	December 31, 2018	December 31, 2019
	RMB	RMB	USD
			(note 2 (ak))
ASSETS
Current assets:
Cash and cash equivalent	3,509,861	4,556,832	654,548
Due from subsidiaries	2,509,376,092	3,427,985,887	492,399,363
Due from related parties	3,919,423	16,791,784	2,411,989
Other current assets	152,275	40,601,328	5,832,016
Total current assets	2,516,957,651	3,489,935,831	501,297,916
Investments in subsidiaries	6,843,226,906	7,775,688,241	1,116,907,731
Due from related parties - non current	40,402,875	48,471,930	6,962,557
Call Option	—	294,177,634	42,255,975
Other non-current assets	—	11,961,460	1,718,156
Total assets	9,400,587,432	11,620,235,096	1,669,142,335

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	1,531,072,256	1,564,636,609	224,745,986
Due to related parties	3,939,224	3,061,179	439,711
Other current liabilities	4,129,886	6,076,910	872,894
Convertible senior notes-current	68,632	—	—
Total current liabilities	1,539,209,998	1,573,774,698	226,058,591
Due to related parties – non-current	21,486,120	14,926,514	2,144,060
Convertible senior notes	—	728,215,869	104,601,665
Total liabilities	1,560,696,118	2,316,917,081	332,804,316

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 133,869,274 and 180,653,497 shares issued as of December 31, 2018 and December 31, 2019, respectively,156,864,737 and 178,930,297 shares outstanding as of December 31, 2018 and December 31, 2019, respectively.)	21,727	24,767	3,558
Additional paid-in capital	4,010,739,727	4,582,849,862	658,285,194
Accumulated other comprehensive income	70,300,898	62,952,198	9,042,517
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2018 and December 31, 2019	(13,875,553)	(13,875,553)	(1,993,098)
Retained earnings	3,772,704,515	4,671,366,741	670,999,848
Total shareholders’ equity	7,839,891,314	9,303,318,015	1,336,338,019

Total liabilities and shareholders’ equity	9,400,587,432	11,620,235,096	1,669,142,335

The balance due from subsidiaries represented the expenses paid on behalf by the Company for its subsidiaries as well as inter-company loans drawn down by its subsidiaries.

Other current assets mainly represented options receivables.

Other non-current assets mainly represented deposit of Call options.

The balance due to subsidiaries represented the professional service fees paid by its subsidiaries and considerations settled by its subsidiaries on behalf of the Company.

Other current liabilities represented accrual for unpaid convertible senior notes interest and professional service fees.

Condensed statements of cash flows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	USD
				(note 2 (ak))
Cash flows from operating activities:
Net income	141,705,689	406,478,694	898,662,226	129,084,752
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Issuance cost paid for issuance of convertible senior notes	—	—	18,646,101	2,678,345
Change in fair value of convertible senior notes	—	—	114,149,092	16,396,491
Change in fair value of call option	—	—	(84,891,634)	(12,193,920)
Share of income from subsidiaries	(124,171,093)	(348,543,952)	(911,593,940)	(130,942,276)
Guarantee income	(8,825,212)	(6,249,651)	(8,922,475)	(1,281,633)
Exchange (gain)/loss	(13,412,516)	(53,953,395)	(17,153,258)	(2,463,910)
Changes in operating assets and liabilities:
(Increase)/decrease in due from subsidiaries	410,590,040	(1,895,298,545)	(871,067,726)	(125,121,052)
(Increase)/decrease in other current assets	5,742,872	200,153	(110,110)	(15,816)
Increase/(decrease) in due to subsidiaries	(37,268,274)	1,177,359,405	(14,890,886)	(2,138,942)
Increase/(decrease) in other current liabilities	(10,018,710)	(166,056)	1,096,958	157,567
Net cash provided by operating activities	364,342,796	(720,173,347)	(876,075,652)	(125,840,394)

Cash flows from investing activities:
Cash paid for call option	—	—	(216,905,850)	(31,156,576)
Net cash used in investing activities	—	—	(216,905,850)	(31,156,576)

Cash flows from financing activities:
Proceeds from exercise of share options	69,929,453	44,278,857	38,245,122	5,493,568
Repurchase of convertible senior notes	(422,829,295)	—	(68,632)	(9,858)
Proceeds from issuance of convertible senior notes	—	—	585,301,500	84,073,300
Proceeds from issuance of ordinary shares		663,232,926	488,950,795	70,233,387
Issuance cost paid for issuance of convertible senior notes	—	—	(18,646,101)	(2,678,345)
Net cash used in financing activities	(352,899,842)	707,511,783	1,093,782,684	157,112,052

Effect of foreign exchange rate changes on cash and cash equivalents	(551,797)	464,662	245,789	35,306

Net increase/(decrease) in cash and cash equivalents	10,891,157	(12,196,902)	1,046,971	150,388
Cash and cash equivalents, beginning of year	4,815,606	15,706,763	3,509,861	504,160

Cash and cash equivalents, end of year	15,706,763	3,509,861	4,556,832	654,548

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	39,685,283	—	40,338,943	5,794,327