Form 20-F
period 2020-12-31
JinkoSolar Holding Co., Ltd.
filed 2021-04-28
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

187,434,469 ordinary shares, excluding 455,217 ADSs representing 1,820,868 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes and 2,945,840 ordinary shares as treasury stock, as of December 31, 2020.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

- i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “our” or “JinkoSolar” refers to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;
●	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated;
●	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;
●	“2018”, “2019” and “2020” refers to our fiscal years ended December 31, 2018, 2019 and 2020, respectively;
●	"2021 Equity Incentive Plan" refers to the 2021 Equity Incentive Plan adopted on March 5, 2021;
●	“ADSs” refers to our American depositary shares, and “ADRs” refers to the American depositary receipts evidencing our ADSs;
●	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of Directive 2004/108/EC of the European Union and EN 61000-6-3:2001+A11:2004 and EN 61000-6-1:2001 standards;
●	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC 61215:2005 and IEC 617302:2004 standards;
●	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;
●	“EPC” refers to engineering, procurement and construction;
●	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;
●	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;
●	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;
●	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;
●	“Haining Jinko” refers to Jinko Power Technology (Haining) Co., Ltd, one of our majority-owned subsidiaries in the PRC;
●	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC 61215:2005, IEC 61730-1:2004 and IEC 61730-2:2004 standards;
●	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;
●	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC;
●	"Jiangxi Materials" refers to Jiangxi Photovoltaic Materials Co., Ltd., our majority-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;

●	“JinkoPower” refers to Jinko Power Technology Co., Ltd., formerly known as Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries, and its subsidiaries;
●	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;
●	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;
●	“JPY” refers to Japanese Yen;
●	“kV” refers to kilovolts;
●	“local grid companies” refers to the subsidiaries of the State Grid in China;
●	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;
●	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;
●	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;
●	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;
●	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;
●	“PV” refers to photovoltaic;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;
●	“State Grid” refers to State Grid Corporation of China and the local grid companies;
●	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;
●	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;
●	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;
●	“Xinjiang Jinko” refers to Xinjiang Jinko Solar Co., Ltd., one of our majority-owned subsidiaries in the PRC;
●	“Yuhuan Jinko” refers to Yuhuan Jinko Solar Co., Ltd., one of our majority-owned subsidiaries in the PRC; and
●	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC, one of our majority-owned subsidiaries.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2018, 2019 and 2020 and as of December 31, 2019 and 2020.

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.               KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2016 and 2017, and the selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 are derived from our audited financial statements not included in this annual report. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future periods. On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC Topic 606”), by applying the modified retrospective method to those contracts that were not completed as of January 1, 2018. Results for reporting periods beginning on or after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”. We adopted ASC Topic 842, Leases (“ASC Topic 842”) using the modified retrospective transition method with an effective date of January 1, 2019. Consequently, prior periods have not been recast and the disclosures required under ASC Topic 842 are not provided for dates and periods before January 1, 2019. We adopted ASC Topic 326, Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), on January 1, 2020, using a modified retrospective approach with a cumulative effect recorded as increase of accumulated retained earnings.

	2016	2017	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands, except share, per share and per ADS data)
Consolidated Statements of Operations:
Continuing operations:
Revenues	21,400,638.1	26,472,943.5	25,042,613.3	29,746,287.8	35,129,458.6	5,383,825.1
Cost of revenues	(17,531,299.2)	(23,481,375.1)	(21,528,868.4)	(24,314,602.1)	(28,957,798.1)	(4,437,976.7)
Gross profit	3,869,338.9	2,991,568.4	3,513,744.9	5,431,685.6	6,171,660.5	945,848.4
Total operating expenses	(2,520,235.7)	(2,666,306.2)	(2,868,818.1)	(3,702,059.1)	(4,386,713.1)	(672,293.2)
Income from operations	1,349,103.2	325,262.2	644,926.8	1,729,626.5	1,784,947.4	273,555.2
Interest expenses, net	(359,296.3)	(245,529.6)	(295,692.0)	(391,582.1)	(459,233.8)	(70,380.7)
Subsidy income	168,646.6	147,916.8	52,176.5	63,017.0	191,980.7	29,422.3
Exchange gain/(loss), net	208,811.4	(114,344.6)	33,681.1	8,808.6	(336,522.9)	(51,574.4)
Other income/(expense), net	8,768.4	59,646.9	25,817.1	17,873.4	2,292.2	351.3

	2016	2017	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands, except share, per share and per ADS data)
Investment income	4,902.5	—	—	—	—	—
Gain/(loss) on disposal of subsidiaries	5,017.9	257.1	(9,425.4)	19,935.1	—	—
Change in fair value of foreign exchange forward contracts	(52,561.8)	(8,211.4)	(44,089.7)	(78,283.5)	191,185.8	29,300.5
Change in fair value of foreign exchange options	—	—	(9,720.2)	(330.7)	(3,607.8)	(552.9)
Change in fair value of interest rate swap	(10,364.1)	(16,122.4)	9,701.0	(69,974.5)	(78,878.1)	(12,088.6)
Change in fair value of warrant liability	34,937,341	—	—	—	—	—
Change in fair value of convertible senior notes and call option	(110,242.6)	—	—	(29,257.5)	(725,791.5)	(111,232.4)
Convertible senior notes issuance costs	—	—	—	(18,646.1)	—	—
Income from continuing operations before income taxes	1,247,722.6	148,875.0	407,375.2	1,251,186.2	566,372.0	86,800.3
Income tax expense	(257,487.0)	(4,628.0)	(4,409.5)	(277,979.0)	(178,410.8)	(27,342.7)
Equity in income/(loss) of affiliated companies	—	(2,055.7)	2,609.9	(48,854.7)	(52,705.9)	(8,077.5)
Income from continuing operations, net of tax	990,235.6	142,191.4	405,575.6	924,352.5	335,255.3	51,380.1
Discontinued operations:
Gain on disposal of discontinued operations before income taxes	1,007,884.1	—	—	—	—	—
Income from discontinued operations before income taxes	48,146.2	—	—	—	—	—
Income tax expense, net	(54,466.1)	—	—	—	—	—
Income from discontinued operations, net of tax	1,001,564.2	—	—	—	—	—
Net income	1,991,799.8	142,191.4	405,575.6	924,352.5	335,255.3	51,380.1
Less: Net (loss)/income attributable to non-controlling interests from continuing operations	(432.5)	485.7	(903.2)	25,690.3	104,870.6	16,072.1
Less: Net income attributable to non-controlling interests from discontinued operations	6,044.5	—	—	—	—	—
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	159,477.9	—	—	—	—	—
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	1,826,710.0	141,705.7	406,478.8	898,662.2	230,384.7	35,308.0
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from continuing operations
Basic	7.87	1.10	2.64	5.31	1.29	0.20
Diluted	7.63	1.08	2.63	4.85	(1.36)	(0.21)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS(1) from continuing operations
Basic	31.48	4.40	10.56	21.22	5.15	0.79
Diluted	30.52	4.32	10.52	19.40	(5.42)	(0.83)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share from discontinued operations
Basic	6.64	—	—	—	—	—
Diluted	6.40	—	—	—	—	—

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS from discontinued operations
Basic	26.56	—	—	—	—	—
Diluted	25.60	—	—	—	—	—

Weighted average ordinary shares outstanding
Basic	125,870,272	128,944,330	153,806,379	169,363,306	178,938,853	178,938,853
Diluted	130,590,441	131,687,230	154,704,166	166,567,757	171,438,853	171,438,853

Weighted average ADS outstanding
Basic	31,467,568	32,236,083	38,451,595	42,340,827	44,734,713	44,734,713
Diluted	32,647,610	32,921,808	38,676,042	41,641,939	42,859,713	42,859,713

(1)   Each ADS represents four ordinary shares.

	As of December 31,
	2016	2017	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,501,417.5	1,928,302.8	3,104,916.8	5,653,853.7	7,481,678.1	1,146,617.3
Restricted cash	318,784.9	833,072.0	377,110.8	576,546.1	593,093.7	90,895.6
Restricted short-term investments	3,333,450.4	3,237,772.9	4,058,419.0	6,930,501.8	6,400,637.2	980,940.6
Short-term investments	71,301.1	2,684.5	—	—	570,000.0	87,356.3
Account receivable, net – related parties	1,414,084.1	2,113,042.1	675,767.7	520,503.6	410,358.1	62,890.1
Accounts receivable, net – third parties	4,753,715.3	4,497,634.5	5,436,370.7	5,266,350.7	4,534,758.3	694,982.1
Notes receivable – related parties	610,200.0	—	—	18,628.6	33,001.4	5,057.7
Notes receivable, net – third parties	915,314.8	571,231.8	1,010,468.5	1,529,800.7	1,051,561.2	161,158.8
Advances to suppliers – related parties	661.8	—	—	—	—	—
Advances to suppliers, net – third parties	325,766.3	397,076.2	665,220.9	2,522,373.5	1,002,613.1	153,657.2
Inventories, net	4,473,514.7	4,273,730.0	5,743,327.9	5,818,789.0	8,376,935.8	1,283,821.6
Total current assets	19,695,296.4	19,607,856.4	22,854,259.9	31,688,246.7	33,682,131.5	5,162,012.5
Project assets, net	55,063.5	473,731.2	1,770,621.1	798,243.1	645,354.7	98,904.9
Property, plant and equipment, net	4,738,681.4	6,680,187.2	8,275,899.7	10,208,204.5	12,455,443.6	1,908,880.2
Land use rights, net	450,940.6	443,269.2	574,945.2	597,922.5	760,961.6	116,622.5
Total assets	26,090,639.8	28,636,404.7	35,853,181.9	47,844,717.4	53,232,374.9	8,158,218.4
Accounts payable – related parties	—	5,328.9	698.0	36,309.7	14,113.6	2,163.0
Accounts payable – third parties	4,290,070.5	4,658,202.1	5,327,094.0	4,952,629.9	4,436,495.1	679,922.6
Notes payable – third parties	4,796,766.3	5,672,496.6	6,036,576.7	7,518,569.7	9,334,876.3	1,430,632.4
Accrued payroll and welfare expenses	582,275.7	721,380.1	810,920.7	879,465.3	995,054.2	152,498.7
Advance from related parties	60,541.5	37,399.9	910.1	748.6	—	—
Advance from third parties	1,376,919.5	748,958.8	2,395,228.9	4,350,380.3	2,451,495.1	375,708.1
Bonds payable and accrued interests	—	10,256.6	10,318.0	—	—	—
Short-term borrowings (including current portion of long-term borrowings, and failed sale-leaseback financing)	5,488,629.0	6,204,440.3	7,103,399.2	9,047,249.9	8,238,530.8	1,262,610.1
Total current liabilities	18,362,656.9	19,962,416.9	24,141,186.3	31,277,229.2	31,216,795.6	4,784,183.2
Long-term borrowings	488,519.6	379,788.9	1,954,830.8	1,586,187.2	7,301,535.8	1,119,009.3
Convertible senior notes	—	65.3	—	728,215.9	—	—
Total liabilities	19,630,426.8	21,947,141.6	27,399,203.9	35,403,690.8	40,241,612.9	6,167,297.0
Redeemable non-controlling interests	—	—	—	—	—	—
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	6,460,708.9	6,689,273.3	7,839,891.4	9,303,318.0	9,987,844.3	1,530,704.1
Non-controlling interests	(495.9)	(10.2)	614,086.6	3,137,708.6	3,002,917.7	460,217.3
Total liabilities, redeemable non-controlling interests and shareholders’ equity	26,090,639.8	28,636,404.7	35,853,181.9	47,844,717.4	53,232,374.9	8,158,218.4
Outstanding shares as of the year end	126,733,266	132,146,074	156,864,737	178,930,297	187,434,469	187,434,469

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect as of December 31, 2020. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 23, 2021, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.4945 to US$1.00.

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

Summary of Risk Factors

●	Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.
●	The reduction, modification, delay or elimination of government subsidies and other economic incentives in solar energy industry may reduce the profitability of our business and materially adversely affect our business.
●	We are exposed to significant guarantee liabilities and if the debtors default, our financial position would be materially and adversely affected.
●	We require a significant amount of cash to fund our operations and future business developments. If we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.
●	The oversupply of solar cells and modules in the solar industry may cause substantial downward pressure on the prices of our products and reduce our revenue and earnings.
●	We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our business abroad may be adversely affected and our ability to expand our business abroad may be restricted.
●	We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.
●	Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.
●	We may not be able to obtain sufficient raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.
●	The loss of, or a significant reduction in orders from, any of our customers could significantly reduce our revenue and harm our results of operations.
●	We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.
●	Prepayment arrangements to our suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.
●	Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.
●	Shortage or disruption of electricity supply may adversely affect our business.
●	Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

●	If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC, including our ability to expand our production capacity and increase our revenues, could be adversely affected.
●	Even if we complete the STAR Listing, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering) and therefore the price of our ADSs may not increase, or may even drop.
●	Jiangxi Jinko’s status as a publicly traded company that is controlled, but less than wholly owned, by our company could have an adverse effect on us.
●	It is difficult to predict the effect of the proposed STAR Listing on the ADSs.
●	Our founders collectively have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.
●	We face risks related to health epidemics and other outbreaks. In particular, we were, and could be further, adversely affected by the global outbreak of COVID-19.
●	Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
●	If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.
●	Conversion of the convertible notes we offered may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes.
●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
●	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
●	You may be subject to limitations on transfers of your ADSs.

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly reduced. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. The current international political environment, including existing and potential changes to United States and China trade and tariffs policies, have resulted in uncertainty surrounding the future of the global economy. The global solar module production capacity exceeded demand in 2019, which further intensified competition over pricing. Consequently, the average selling price of our solar modules, which represented 92.7% of our total revenue in 2020, decreased from 2019 to 2020.

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

We received government grants totaling RMB52.2 million, RMB63.0 million and RMB192.0 million (US$29.4 million) for 2018, 2019 and 2020, respectively, which included government grants for our production scale expansion, technology upgrades and export market development. We cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the National Development and Reform Commission of China (the “NDRC”), the Ministry of Finance and the National Energy Administration in China (the “NEA”) issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2020, the Japanese government cut down its FIT from JPY40 to JPY21 for projects below 10 KW and from JPY42 to JPY13 for certain projects of 10 KW or above.

In 2020, we generated 81.9% of our total revenue from overseas markets, and North America, Asia Pacific (except China which includes Hong Kong and Taiwan) and Europe represented 28.7%, 27.3% and 13.2% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

We are exposed to significant guarantee liabilities and if the debtors default, our financial position would be materially and adversely affected.

In connection with our disposal of JinkoPower—a downstream business—in 2016, we entered into a master service agreement with JinkoPower, where we agreed to provide a guarantee for JinkoPower’s financing obligations under certain of its loan agreements entered into within a three-year period from October 2016, amounted to RMB2.32 billion (US$355.4 million) as of December 31, 2020. In addition, we have provided guarantees to certain of our related parties. As of December 31, 2020, we had liabilities associated with guarantees to related parties of RMB57.3 million (US$8.8 million). In the event that JinkoPower or the relevant related parties (as the case may be) fail to perform their respective obligations or otherwise default under the relevant loan agreements or other contracts, we will become liable for their respective obligations under those loan agreements or other contracts, which could materially and adversely affect our financial condition.

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

Our working capital was RMB2,465.3 million (US$377.8 million) as of December 31, 2020. Our management believes that our cash position as of December 31, 2020, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report.

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

Uncertainty about the future of LIBOR and certain other interest “benchmarks” may adversely affect our business.

LIBOR, the London Interbank Offered Rate, is widely used as a reference for setting interest rates on loans globally. LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.

On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates the LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. In June 2019, the FCA asked banks and markets to stop using the LIBOR as a basis for pricing contracts. These announcements indicate that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities and variable rate loans or other financial arrangements, given LIBOR’s role in determining market interest rates globally. On March 25, 2020, the FCA stated that although the central assumption that firms cannot rely on LIBOR being published after the end of 2021 has not changed, the outbreak of COVID-19 has impacted the timing of many firms’ transition planning, and the FCA will continue to assess the impact of the COVID-19 pandemic on transition timelines and update the marketplace as soon as possible. It is unclear if after 2021 LIBOR will cease to exist or if new methods calculating LIBOR will be established such that it continues to exist after 2021.

Moreover, on July 12, 2019, the Staff of the SEC’s Division of Corporate Finance, Division of Investment Management, Division of Trading and Markets, and Office of the Chief Accountant issued a statement about the potentially significant effects on financial markets and market participants when LIBOR is discontinued in 2021 and no longer available as a reference benchmark rate. The Staff encouraged all market participants to identify contracts that reference LIBOR and begin transitions to alternative rates. On December 30, 2019, the SEC’s Chairman, Division of Corporate Finance and Office of the Chief Accountant issued a statement to encourage audit committees in particular to understand management’s plans to identify and address the risks associated with the elimination of LIBOR, and, specifically, the impact on accounting and financial reporting and any related issues associated with financial products and contracts that reference LIBOR, as the risks associated with the discontinuation of LIBOR and transition to an alternative reference rate will be exacerbated if the work is not completed in a timely manner.

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

In recent years, the solar industry has been experiencing oversupply across the value chain. Continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar cells and modules, including our products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices, or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our business abroad may be adversely affected and our ability to expand our business abroad may be restricted.

In 2018, 2019 and 2020, we generated 73.6%, 82.5% and 81.9%, respectively, of our total revenue from sales outside China. We also have manufacturing facilities in the United States and Malaysia. In January 2018, we entered into a master solar module supply agreement (the “Master Agreement”) with NextEra Energy, Inc., or NextEra. Under the Master Agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with the Master Agreement, we established our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and reached full production capacity of 400 MW in the first half of 2019. We plan to continue to increase manufacturing and sales outside China and expand our customer base overseas.

The manufacturing, marketing, distribution and sale of our products internationally, as well as the construction and operation of our manufacturing facilities outside of China may expose us to a number of risks, including those associated with:

●	fluctuations in currency exchange rates;
●	costs associated with understanding local markets and trends;
●	costs associated with establishment of overseas manufacturing facilities;
●	marketing and distribution costs;
●	customer services and support costs;
●	risk management and internal control structures for our overseas operations;
●	compliance with the different commercial, operational, environmental and legal requirements;
●	obtaining or maintaining certifications for production, marketing, distribution and sales of our products or, if applicable, services;
●	maintaining our reputation as an environmentally friendly enterprise for our products or services;
●	obtaining, maintaining or enforcing intellectual property rights;
●	changes in prevailing economic conditions and regulatory requirements;
●	transportation and freight costs;
●	employing and retaining manufacturing, technology, sales and other personnel who are knowledgeable about, and can function effectively in, overseas markets;
●	trade barriers such as trade remedies, which could increase the prices of the raw materials for our solar products, and export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;
●	challenges due to our unfamiliarity with local laws, regulation and policies, our absence of significant operating experience in local market, increased cost associated with establishment of overseas operations and maintaining a multinational organizational structure; and
●	other various risks that are beyond our control.

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

For example, the U.S. government has recently begun enforcing a long-existing ban on U.S. importation of products produced with forced labor in ways that may adversely affect our business. Section 307 of the U.S. Tariff Act of 1930, as amended, or Section 307, prohibits U.S. importation of goods that are produced or manufactured, wholly or in part, in any non-U.S. country by forced or indentured labor. On December 2, 2020, U.S. Customs and Border Protection, or CBP, announced that it had issued a withhold release order, or WRO, against cotton products made by the Xinjiang Production Construction Corp, or the XPCC; and on January 13, 2021, CBP issued a broader WRO on all cotton and tomato products produced in Xinjiang, saying that it had identified indicators that these goods were produced with forced labor. As a result of these WROs, U.S. imports of these products may only proceed after the importer demonstrates that the merchandise was not produced with forced labor. Although no WROs have been issued for photovoltaic or other silicon-based products from Xinjiang as of the date of this annual report, some press reports have indicated that the U.S. government may be considering such actions. In addition to existing U.S. law, there have been legislative proposals to enact new laws that could adversely affect our business. On September 22, 2020, the U.S. House of Representatives, by a vote of 406-3, passed the Uyghur Forced Labor Prevention Act, or the UFLP Act 2020. If it had been enacted into law, the UFLP Act 2020 would have prohibited all goods manufactured wholly or in part in Xinjiang to enter the United States unless CBP determined that the goods had not been manufactured by forced labor. In effect, the UFLP Act 2020 would have switched the operation of applicable U.S. law from Section 307, under which CBP issues a WRO when it determines there is an indication that the goods were produced with forced labor, to a prohibition on all imports from Xinjiang unless CBP determines that they were not produced with forced labor. The UFLP Act 2020 was not enacted into law prior to the close of the 116th Congress at the end of 2020. In January and February 2021, a new legislation similar to the UFLP Act 2020, or the UFLP Act 2021, was introduced in the U.S. Senate and U.S. House of Representatives, respectively. We do not tolerate any use of forced labor, whether in our own manufacturing facilities or, to the best of our knowledge, throughout our supply chain. We monitor our manufacturing facilities to ensure no forced labor is used. Our direct sales to the U.S. market accounted for 25.4% and 28.7% of our total revenues in 2019 and 2020, respectively. Given the fact that we have a manufacturing facility in Xinjiang, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in the manufacturing of our products or in our supply chain and, pursuant to Section 307, prohibit U.S. imports of our products. Furthermore, if legislation similar to the UFLP Act 2021 were to be enacted, given the difficulty in proving no use of forced labor throughout the supply chain, importation of our products to the United States may be partially or entirely suspended or blocked. Either of these types of regulatory or legislative action would adversely affect our business, financial condition and results of operations.

In addition to the actions taken or being considered by the U.S. government discussed above, there is a growing concern regarding the alleged used of forced labor issue in Xinjiang in the European Union, Australia, Japan and certain other countries. If any new legislation or regulatory action with respect to these issues were to be enacted in those regions that impose additional restrictions or requirements on importation of goods that are produced or manufactured, wholly or in part, in Xinjiang, our business and operation in these regions would be adversely affected.

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

Our direct sales to the U.S. market accounted for 10.9%, 25.4% and 28.7% of our total revenues in 2018, 2019 and 2020, respectively. In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar was on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the anti-dumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, cash deposits were required to pay on import into the United States of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us were 13.94% (for anti-dumping) and 15.24% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the subsequent administrative reviews by U.S. Department of Commerce.

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. On October 29, 2020, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review pursuant to the final judgement of the United States Court of International Trade; the final subsidy rate applicable to us for the entries made during the period from January 1, 2015 through December 31, 2015 was changed to 4.22%. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In October 2020, the U.S. Department of Commerce issued the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 68.93%. In December 2020, the U.S. Department of Commerce amended the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 95.5% after such amendment. In December 2020, the U.S. Department of Commerce issued the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 12.67%. In April 2021, the U.S. Department of Commerce amended the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 11.97% after such amendment. In February 2020, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The seventh administrative review is pending as of the date of this annual report, In February 2021, the U.S. Department of Commerce initiated the eighth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The eighth administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In May 2019, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews are still pending as of the date of this annual report. We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. In May 2020, the U.S. Department of Commerce determined that revocation of the antidumping and countervailing orders would likely lead to a continuation or recurrence of dumping and countervailing subsidies. In September 2020, the U.S. International Trade Commission determined that revocation of the countervailing and antidumping duty orders would likely lead to continuation or recurrence of material injury to an industry in the United States within a reasonably foreseeable time.

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) were being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigation was not country specific. They involved imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) were causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned were subject to the safeguard measures established in the U.S. President’s final result, which included that the CSPV cells and modules imported would be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. On October 10, 2020, the U.S. President issued a proclamation and determined that the section 201 duty of the fourth year beginning in February 2021 will be 18%, instead of 15%. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we opened our manufacturing facility in the United States, and the products manufactured in such facility will not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States. Our imports of solar cells and modules into the United States were subject to the duties imposed by Section 201 Investigation starting from February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the White House under the Section 201 Investigation.

In August 2017, the United States Trade Representative initiated an investigation pursuant to the Trade Act of 1974, as amended (the “Trade Act”), to determine whether acts, policies, and practices of the Government of China related to technology transfer, intellectual property, and innovation were actionable under the Trade Act (“Section 301 Investigation”). The findings from the United States Trade Representative with the assistance of the interagency Section 301 committee showed that the acts, policies, and practices of the Chinese government related to technology transfer, intellectual property and innovation were unreasonable or discriminatory and burdened or restricted the U.S. commerce. On March 22, 2018, the U.S. President directed his administration to take a range of actions responding to China’s acts, policies, and practices involving the unfair and harmful acquisition of U.S. technology. These actions included imposing an additional duty of 25% on products from China in aerospace, information and communication technology, and machinery. On April 3, 2018, the United States Trade Representative proposed a list of products from China which would be subject to the additional duty. In June and July 2018, the United States Trade Representative proposed three lists of products from China which were worth approximately US$250 billion (US$34 billion for List 1, US$16 billion for List 2 and US$200 billion for List 3), among which, products on List 1 and List 2 would be imposed a 25% additional duty and products on List 3 would be imposed a 10% additional duty. Certain of our production equipment and raw materials exported from China to be used in our new manufacturing facility in the United States and our solar PV products exported from China were covered by these three lists. In July, August and September 2018, the United States Trade Representative published that the Customs and Border Protection would begin to collect additional duties on the products exported from China on List 1 on July 6, 2018, those on List 2 on August 23, 2018 and those on List 3 on September 24, 2018, respectively. On March 5, 2019, the United States Trade Representative determined that the rates of additional duty for the products on List 3 would remained at 10% until further notice. On May 9, 2019, the United States Trade Representative determined to increase the rates of additional duty for the products on List 3 from 10% to 25% with an effective date on May 10, 2019. In August 2019, the United States Trade Representative determined to impose an additional 10% duty on the fourth list of products of Chinese origin with an annual aggregate trade value of approximately US$300 billion (“List 4”). Certain of our production equipment and raw materials of Chinese origin to be used in our new manufacturing facility in the United States were covered by List 4. The tariff subheadings under List 4 were separated into two lists with different effective dates: the list set forth in annex A of the notice issued by the United States Trade Representative became effective on September 1, 2019; and the list set forth in annex C of the notice became effective on December 15, 2019. On August 30, 2019, the United States Trade Representative determined to increase the rate of additional duty for the products covered by List 4 from 10% to 15%. On December 18, 2019, the United States Trade Representative determined to suspend indefinitely the imposition of additional 15% duty on products covered by annex C of List 4. On January 15, 2020, the United States Trade Representative determined to reduce the rate of the additional duty on products covered by annex A of List 4 from 15% to 7.5%, which became effective on February 14, 2020. The lists of products, which the United States Trade Representative may further revise, may affect the solar industry and the operation of our new manufacturing facility in the United States.

In December 2014, Canada initiated the anti-dumping and countervailing investigations on imports of CSPV modules from China. In June 2015, the Canada Border Services Agency (“CBSA”) found that the CSPV modules under investigation had been dumped and subsidized. In July 2015, the Canadian International Trade Tribunal found that the dumping and subsidizing of the above-mentioned goods had not caused injury, but were threatening to cause injury to the domestic industry. As a result, import into Canada of our CSPV modules under investigation from China was subject to the anti-dumping and countervailing duties. The countervailing duty rate (RMB per Watt) applicable to Jiangxi Jinko and Zhejiang Jinko are 0.028 and 0.046, respectively. For anti-dumping duties, CBSA had set normal value for the imported CSPV modules and the anti-dumping duty would be the difference between the export price and normal value if the export price is lower the normal value. No anti-dumping duties would apply if the export price is equal or more than the normal value. In May 2020, the Canadian International Trade Tribunal (“CITT”) and CBSA initiated an expiry review investigation to determine whether the expiry of their above findings made in June and July 2015 respectively are likely to result in the continuation or resumption of dumping and/or subsidizing of the CSPV modules originating in or exported from China. In October 2020, the CBSA has determined that the expiry of its finding is likely to result in the continuation or resumption of dumping and subsidizing of CSPV modules originating in or exported from China. In March 2021, CITT has determined to continue its abovementioned finding made in July 2015 concerning the dumping and subsidizing of CSPV modules originating in or exported from China. The CBSA will therefore continue to impose anti-dumping and countervailing duties on the CSPV modules originating in or exported from China.

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

In December 2017, the Directorate General of Safeguards of India initiated a safeguard investigations concerning imports of “solar cells whether or not assembled in modules or panels” (“PUC”) into India to protect the domestic producers of like and directly competitive articles (to the solar cells whether or not assembled in modules or panels) from serious injury/threat of serious injury caused by such increased imports (the “India Safeguard Investigations”). The India Safeguard Investigations were not country specific and involved imports for the products under investigation from all sources, including China. In January 2018, the Directorate General of Safeguards Customs and Central Excise recommended a provisional safeguard duty to be imposed at the rate of 70% ad valorem on the imports of PUC falling under Customs Tariff Item 85414011 of the Customs Tariff Act, 1975 from all countries, including PRC and Malaysia, except some developing countries. In May 2018, Indian central government overruled the Directorate General of Safeguards Customs and Central Excise’s recommendation of provisional safeguard duty at the rate of 70% ad valorem on the imports of PUC. On July 16, 2018, Directorate General of Trade Remedies published the final findings of Safeguard Investigations and recommended to impose the safeguard duty for a period of two years. As of July 30, 2018, Ministry of Finance of India issued a Notification No. 01/2018-Customs (SG) to impose safeguard duty at the following rate effective from July 30, 2018:

●	25% ad valorem minus anti-dumping duty payable, if any, when imported during the period from July 30, 2018 to July 29, 2019 (both days inclusive);
●	20% ad valorem minus anti-dumping duty payable, if any, when imported during the period from July 30, 2019 to January 29, 2020 (both days inclusive); and
●	15% ad valorem minus anti-dumping duty payable, if any, when imported during the period from January 30, 2020 to July 29, 2020 (both days inclusive).

Nothing contained in this notification shall apply to imports of PUC from countries notified as developing countries vide notification no.19/2016-custom (NT) dated February 5, 2016 except PRC and Malaysia.

In March 2020, the Directorate General of Trade Remedies of India initiated a review examining the need for continued imposition of safeguards duty on imports of solar cells whether or not assembled in modules or panels into India. On July 18, 2020, the Directorate General of Trade Remedies of India issued the final findings of review investigation for continued imposition of safeguards duty and recommended extension of safeguards duty for a period of another one year. On July 29, 2020, Ministry of Finance of India issued a Notification No.02/2020-Customs (SG) to impose safeguard duty at the following rate effective from July 30, 2020:

●	14.9% ad valorem minus anti-dumping duty payable, if any, when imported during the period from July 30, 2020 to January 29, 2021 (both days inclusive); and
●	14.5% ad valorem minus anti-dumping duty payable, if any, when imported during the period from January 30, 2021 to July 29, 2021 (both days inclusive).

Nothing contained in this notification shall apply to imports of PUC from countries notified as developing countries vide notification No. 19/2016-Customs (N.T.) dated the February 5, 2016, except the PRC, Thailand and Vietnam.

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

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. The price of polysilicon increased significantly in 2020 due to the supply shortage of polysilicon. In the first half of 2020, supply of polysilicon was negatively affected by the decreasing downstream demand due to the COVID-19 pandemic. In the second half of 2020, the production capacity of polysilicon of some key manufacturing facilities reduced due to the explosion accidents and maintenance activities, which further intensified the supply shortage. In addition, since the COVID-19 pandemic was under control in China, the demand for solar products recovered rapidly, which also resulted in the increase in the price of polysilicon. We expect that the supply and demand of polysilicon will tightly balance in 2021 and the price of polysilicon will fluctuate due to the release of demand.

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

We may not be able to obtain sufficient raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.

In 2018, 2019 and 2020, our five largest suppliers accounted for 56.4%, 55.9% and 66.5%, respectively, of our total silicon purchases by value. In 2018, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 15.5% of our total silicon purchases by value. In 2019, one of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.3% of our total silicon purchases by value. In 2020, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 19.6% of our total silicon purchases by value. In 2018, 2019 and 2020, our five largest group suppliers accounted for 62.9%, 68.6% and 70.0%, respectively, of our total silicon purchases by value. In 2018, three of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 22.0% of our total silicon purchases by value. In 2019, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 25.2% of our total silicon purchases by value. In 2020, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 19.6% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

Although the global supply of polysilicon has increased significantly, we may experience interruption to our supply of silicon or other raw materials or late delivery in the future for the following reasons, among others:

●	suppliers under our silicon material supply contracts may delay deliveries for a significant period of time without incurring penalties;
●	our virgin polysilicon suppliers may not be able to meet our production needs consistently or on a timely basis;
●	compared with us, some of our competitors who also purchase virgin polysilicon from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and
●	our supply of silicon raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment.

Our failure to obtain the required amounts of silicon raw materials and other raw materials, such as glass, in a timely manner and on commercially reasonable terms could increase our manufacturing costs and substantially limit our ability to meet our contractual obligations to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, ability to retain customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. Furthermore, our failure to obtain sufficient silicon and other raw materials would result in under-utilization of our production facilities and an increase in our marginal production costs. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

The loss of, or a significant reduction in orders from, any of our customers could significantly reduce our revenue and harm our results of operations.

In 2018, 2019 and 2020, sales to our top five customers represented 20.5%, 23.6% and 19.7% of our total revenue, respectively. In 2020, our largest customer accounted for 5.3% of our total revenue. In 2019, our largest customer accounted for 7.0% of our total revenue. In 2018, our largest customer accounted for 7.2% of our total revenue. In 2018, 2019 and 2020, sales to our top five group customers represented 21.4%, 30.2% and 19.7% of our total revenue, respectively. In 2020, our largest group customer accounted for 5.3% of our total revenue. In 2019, our largest group customer accounted for 10.9% of our total revenue. In 2018, our largest group customer accounted for 7.2% of our total revenue. A “group customer” refers to an aggregation of our customers that are within the same corporate group. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. Our key module customers include NextEra, Consolidated Edison Development, Trung Nam Construction Investment, Copenhagen Infrastructure Partners, Spower, LLC, Enel Group and Swinerton Builders. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

The geographical separation of our manufacturing facilities in China necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Jiangxi Province, Zhejiang Province, Xinjiang Uygur Autonomous Region, Sichuan Province and Anhui Province. We produce silicon wafers in Jiangxi, Xinjiang and Sichuan, solar cells in Zhejiang, and solar modules in Jiangxi, Zhejiang and Anhui. As a result, we transport a substantial volume of our silicon wafers and solar cells within China.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2020, we had RMB1.00 billion (US$153.7 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts, and even if we do, the collateral we received is deeply subordinated and shared with all other customers and other senior lenders of the suppliers.

Our prepayments, secured or unsecured, expose us to the credit risks of our suppliers, and reduce our chances of obtaining the return of such prepayments in the event that our suppliers become insolvent or bankrupt. Moreover, we may have difficulty recovering such prepayments if any of our suppliers fails to fulfill its contractual delivery obligations to us. Accordingly, a default by our suppliers to whom we have made substantial prepayment may have a material adverse effect on our financial condition, results of operations and liquidity. For example, in January 2013, we notified Wuxi Zhongcai Technological Co. Ltd. (“Wuxi Zhongcai”), one of our former polysilicon providers, to terminate our long-term supply agreement, in response to adverse developments in Wuxi Zhongcai’s business. In February 2013, we became involved in two lawsuits with Wuxi Zhongcai over the supply agreement. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. We received final judgements from the Supreme People’s Court for the two lawsuits in January and February 2019, respectively, which provided that, among others, Wuxi Zhongcai shall fully return our prepayments and interests accrued thereon. In December 2019, we entered into a settlement agreement for the enforcement of the Supreme People’s Court’s final judgements with Wuxi Zhongcai, Wuxi Zhongcai Group Co., Ltd., the parent company of Wuxi Zhongcai, Wuxi Zhongcai New Materials Co., Ltd. and the legal representative of Wuxi Zhongcai. According to the settlement agreement, Wuxi Zhongcai and Wuxi Zhongcai Group Co., Ltd. will return our prepayments and interests by the end of June 2020 while Wuxi Zhongcai New Materials Co., Ltd. and the legal representative of Wuxi Zhongcai are jointly and severally liable for Wuxi Zhongcai’s obligations under the settlement agreement. As of the date of this annual report, we have received the full repayment of RMB93.2 million (US$14.3 million) from Wuxi Zhongcai and recorded the reversal of previous provision upon actual cash receipt. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends and the prices of solar power products. Due to the decrease in the prices of solar power products, including solar modules, which have been our principal products since 2010, we recorded inventory provisions of RMB220.2 million, RMB135.9 million and RMB270.9 million (US$41.5 million) in 2018, 2019 and 2020, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

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

The markets for solar power products are intensely competitive. We compete with manufacturers of solar power products such as Longi Green Energy Technology Co., Ltd., Trina Solar Ltd., Canadian Solar Inc. and JA Solar Holdings Co., Ltd., in a continuously evolving market. Certain downstream manufacturers, some of which are also our customers and suppliers, have also built out or expanded their silicon wafer, solar cell, or solar module production operations.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Our accounts receivable turnover were 93 days, 85 days and 68 days in 2018, 2019 and 2020, respectively. Correspondingly, we recorded provisions for accounts receivable from third parties of RMB256.6 million, RMB318.2 million and RMB293.4 million (US$45.0 million) as of December 31, 2018, 2019 and 2020, respectively. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, and the consideration of the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, we may need to continue to provide for doubtful accounts and write off overdue accounts receivable we determine as not collectible.

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

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for RMB2.7 million for breaching the contract by failing to make allegedly required payments and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January 2016, Wuxi Zhongcai also changed the complaint, in which it claimed for the liquidated damages amounting to RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. We received final judgements for the two lawsuits from the Supreme People’s Court in January and February 2019, respectively, which provide that, among others, Wuxi Zhongcai shall fully return our prepayments and interests accrued thereon. In December 2019, we entered into a settlement agreement for the enforcement of the Supreme People's Court's final judgements with Wuxi Zhongcai, Wuxi Zhongcai Group Co., Ltd., the parent company of Wuxi Zhongcai, Wuxi Zhongcai New Materials Co., Ltd. and the legal representative of Wuxi Zhongcai. According to the settlement agreement, Wuxi Zhongcai and Wuxi Zhongcai Group Co., Ltd. will return our prepayments and interests by the end of June 2020 while Wuxi Zhongcai New Materials Co., Ltd. and the legal representative of Wuxi Zhongcai are jointly and severally liable for Wuxi Zhongcai's obligations under the settlement agreement. As of the date of this annual report, we have received the full repayment of RMB93.2 million (US$14.3 million) from Wuxi Zhongcai and recorded the reversal of previous provision upon actual cash receipt.

In the fourth quarter of 2017, we decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa. In December 2017, the South African Revenue Services (“SARS”), issued a letter of demand in terms of the Customs and Excise Act (the “Act”). The demand was for the amount of approximately ZAR573.1 million against JinkoSolar (Pty) Ltd. SARS alleged that JinkoSolar (Pty) Ltd’s importation of certain components for the manufacturer of solar panels and the rebate of customs duty did not comply with the Act. We were of the view that SARS’ decision to persist with the letter of demand for the amounts in question was without any legal basis and intended on vigorously defending JinkoSolar (Pty) Ltd against all these claims. JinkoSolar (Pty) Ltd submitted an application to SARS for the suspension of payment for the amount demanded. In February 2018, JinkoSolar (Pty) Ltd lodged an internal appeal in terms of sections 77A–77F of the Act against the decision of SARS to claim the amounts demanded and the basis thereof to the Customs National Appeals Committee of South Africa. In December 2018, Jiangxi Jinko transferred 100% equity interest in Jinko Solar Investment (Pty) Ltd to an independent third party, at which point both Jinko Solar Investment (Pty) Ltd and its subsidiary JinkoSolar (Pty) Ltd were no longer our affiliated companies and their financial results were no longer consolidated into our consolidated financial statements.

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. Based on the limited information currently available to us, it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and merits and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Moura Fábrica Solar – Fabrico e Comércio de Painéis Solares, Lda. (“MFS”) submitted a request for arbitration at International Chamber of Commerce (Case No. 24344/JPA) against Projinko Solar Portugal, Unipessoal Lda (“Projinko”) in connection with dispute arising out of (i) a business unit lease agreement (the “Business Unit Lease Agreement”) entered into on August 23, 2013 between MFS and Jinko Solar (Switzerland) AG (“Jinko Switzerland”), (ii) an assignment agreement dated May 26, 2014, whereby Jinko Switzerland assigned and transferred to Projinko all rights, title, interest, liabilities and obligations under the Business Unit Lease Agreement, and (iii) an amendment agreement relating to the Business Unit Lease Agreement dated December 29, 2015 (the Business Unit Lease Agreement, the assignment agreement and the amendment agreement are collectively referred to as “Lease Agreements”). In order to ensure the performance of parties’ respective obligations under the Lease Agreements, a guarantee from the parent company of MFS, Acciona Energia, S.A.U. and a bank guarantee was granted in favor of Projinko, and a guarantee from the parent company of Projinko, Jiangxi Jinko, and a bank guarantee was also granted in favor of MFS. The notice of request for arbitration had not been duly and effectively served by MFS to Projinko. In July 2019, MFS submitted a request at International Chamber of Commerce to join Jinko Switzerland and Jiangxi Jinko as two additional parties, alleging they were indispensable to the current dispute and claiming against Projinko, Jiangxi Jinko and Jinko Switzerland recovery of two drawdowns by Projinko under the bank guarantee in the amount of €1,965,170 and €846,604, respectively, with the interests thereon as well as economic damages suffered by MFS as a result thereof.

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. On July 3, 2020, MFS submitted a statement of claim claiming against Projinko, Jiangxi Jinko and Jinko Switzerland for recovery of two drawdowns by Projinko under the bank guarantee in an aggregated amount of €2,812,000, with the interests thereon as well as economic damages suffered by MFS as a result thereof. On September 3, 2020, Projinko, Jiangxi Jinko and Jinko Switzerland submitted their statements of defense requesting the tribunal dismiss all claims made by MFS against Projinko, Jiangxi Jinko and Jinko Switzerland; Projinko also submitted its counterclaim against MFS requesting the tribunal order MFS to pay Projinko €1,008,170 plus accrued interest as a recovery of drawdown by MFS under the bank guarantee granted in favor of MFS. On January 12, 2020, pursuant to the parties’ joint request, the tribunal declared the proceedings suspended until further notice to allow for settlement discussions. In March 2021, the parties fully executed the settlement agreement for the dispute. According to the settlement agreement, the parties automatically and reciprocally release each other from the dispute on the condition that Jinko Switzerland delivers to MFS a payment in the amount of €750,000. In April 2021, Jinko Switzerland made the payment and MFS has confirmed receipt of the same. The parties have provided a letter to the tribunal to withdraw all claims and request the termination of the arbitration proceedings. As of the date of this annual report, the tribunal is processing the request and will finally grant termination of the arbitration proceedings after completion of certain standard formalities.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries.

(i) On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation (registration no. 110111-0360935) during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (the “Final Determination”). On July 31, 2020, Plaintiffs A filed its petition to review with the United States Court of Appeals for the Federal Circuit against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal. Plaintiffs A filed its opening appeal brief in November 2020. The Respondents filed the principal brief in February 2021.

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 14, 2020. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of penalty for such violation. Though not specified in Plaintiff B’s request, in general we do not expect the amount of such penalty to exceed €250,000. On November 30,2020, JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty.

(iii) On March 12, 2019, Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. A more extensive case management hearing was originally scheduled on March 23, 2021 and has now been adjourned to May 10, 2021. The next case management hearing will set the matter down for a final hearing in the year of 2022 on dates to be advised.

We believe that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215 (“the ‘215 Patent”), EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating our non-infringement of the Asserted Patents. On June 3, 2019, we filed a petition for inter partes review (“IPR”) of the ‘215 Patent with the U.S. Patent and Trademark Appeal Board (“PTAB”). IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, we attended the oral hearing of IPR of the ‘215 patent. On December 9, 2020, the PTAB issued the final decision on our petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. On February 8, 2021, the patent owner of ‘215 Patent, Hanwha Solutions Corporation, appealed to the United States Court of Appeals for the Federal Circuit against such final decision issued by the PTAB (“215 IPR Appeal”). On February 24, 2021, we have filed the certificate of interest to participate in 215 IPR Appeal.

On June 24, 2019, Jinko filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. We expect additional hearing to be held and the final decision be issued at a date to be further notified.

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

The NEA released a “Technology Top Runner” program in 2017, which has more stringent technology standards than other “Top Runner” programs, to promote solar projects using higher-efficiency modules (requiring a conversion efficiency rate of 18.9% or above for monocrystalline solar cells and 18.0% or above for multicrystalline solar cells) and most advanced technologies (especially breakthrough technologies that have not reached the stage of mass production). In order to promote our high-efficiency modules and cutting-edgy N-type cell technologies, (i) we and JinkoPower jointly established Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), a PRC company, in the third quarter of 2018, in which we then held 51% equity interest and had made capital contribution of RMB98 million in cash as of December 31, 2018, and (ii) we formed a bidding consortium with JinkoPower to bid for “Technology Top Runner” solar projects, and had won a 250 MW “Technology Top Runner” solar project in Shangrao, Jiangxi Province (the “Technology Top Runner Project”). We supplied N-type monocrystalline modules to this project, whose conversion efficiency is even higher than our P-type monocrystalline PERC modules. The Technology Top Runner Project was developed by Poyang Luohong. We sold all of our equity interest in Poyang Luohong to an independent third party, and filed the change of ownership with Shangrao Market Supervision Administration on December 17, 2019. We currently do not have plans to develop solar projects in China or overseas. As of December 31, 2020, we did not own any solar project in China, and we had only one solar power project in operation and one project under construction outside China.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2020, we had RMB8.24 billion (US$1.26 billion) in outstanding short-term borrowings (including the current portion of long-term borrowings and failed sale-leaseback financing) and RMB7.30 billion (US$1.12 billion) in outstanding long-term borrowings (excluding the current portion of long-term borrowings and failed sale-leaseback financing). For details regarding our borrowings, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in this annual report.

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

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2020, RMB938.7 million (US$143.9 million) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by local banks. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Furthermore, since the majority of our short-term borrowings came from Chinese banks, we are exposed to lending policy changes by the Chinese banks. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar power companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future.

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

As of December 31, 2020, we had short-term borrowings, including the current portion of long-term borrowings and failed sale-leaseback financing, of RMB1.53 billion (US$234.3 million), secured by certain of our inventory, land use rights, property, plant and equipment, bank deposit and accounts receivable. We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral upon request, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition, liquidity and results of operations may be materially adversely affected.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiary, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and rely principally on dividends paid by Jiangxi Jinko, our principal operating subsidiary, for cash requirements. Applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year as reserve funds for future development and employee benefits, in accordance with the requirements of relevant laws and provisions in their respective articles of associations. The percentage should not be less than 10%, unless the reserve funds reach 50% of our registered capital. In addition, under PRC laws, our PRC subsidiaries are prohibited from distributing dividends if there is a loss in the current year. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If we are unable to implement our strategy to expand our PRC operations by completing an initial public offering and listing on the STAR Market, our ability to strengthen our market position and operations in the PRC, including our ability to expand our production capacity and increase our revenues, could be adversely affected.

In September 2020, we announced that we are considering the opportunity to list Jiangxi Jinko, after certain intragroup restructuring, on the Shanghai Stock Exchange’s Sci-Tech innovation board (the “STAR Market”) within the next three years (the “STAR Listing”). Jiangxi Jinko is our principal operating company and, prior to the completion of equity financing of Jiangxi Jinko in October 2020, was our wholly-owned subsidiary. We conduct substantially all of our business through Jiangxi Jinko and its subsidiaries. We may not be able to complete the STAR Listing for a number of reasons, many of which are outside our control. For example, Jiangxi Jinko must succeed in obtaining PRC governmental approvals required to permit the STAR Listing, and one or more of those approvals may be denied, or significantly delayed, by the PRC regulators for reasons outside our control or unknown to us. In addition, the STAR Listing application may be denied or delayed by the Shanghai Stock Exchange at its discretion.

If we are unable to complete the STAR Listing, we may need to seek other sources of funds to realize our business strategy, such as expanding our production capacity at Jiangxi Jinko, which funds may not be available to us at commercially reasonable terms, or at all. Any such inability to obtain funds may impair our ability to grow Jiangxi Jinko’s business, which could have a material adverse effect on our consolidated operating results and on the price of our ADSs. Moreover, it may take as long as three years before we know whether the STAR Listing will be completed, and therefore we may, in the interim, forego or postpone other alternative actions to strengthen our operations and production capacity in the PRC. In addition, the process underlying the STAR Listing could result in significant diversion of management time as well as substantial out-of-pocket costs, which could further impair our ability to expand our business.

Even if we complete the STAR Listing, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering) and therefore the price of our ADSs may not increase, or may even drop.

Even if the STAR Listing is completed, we cannot assure you that we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of strengthening our market position and operations in the PRC. If the STAR Listing is completed, Jiangxi Jinko will have broad discretion in the use of the proceeds from the STAR Listing, and it may not spend or invest those proceeds in a manner that results in our operating success or with which holders of our shares and ADSs agree. Our failure to successfully leverage the completion of the STAR Listing to expand our production capacity in the PRC could result in a decrease in the price of the ADSs. In addition, we cannot assure you that the success of Jiangxi Jinko will have an attendant positive effect on the price of the ADSs.

Jiangxi Jinko’s status as a publicly traded company that is controlled, but less than wholly owned, by our company could have an adverse effect on us.

As the result of actions being taken in connection with the STAR Listing, including placement of shares by Jiangxi Jinko, our principal operating subsidiary, to certain PRC investors and our controlling shareholders, Jiangxi Jinko is no longer a wholly owned subsidiary of our company. This minority interest in Jiangxi Jinko will increase upon completion of the STAR Listing, and the interests of Jiangxi Jinko of these minority shareholders may diverge from the interests of our company and our other subsidiaries in the future. We may face conflicts of interest in managing, financing or engaging in transactions with Jiangxi Jinko, or allocating business opportunities between our subsidiaries.

Our company will retain majority ownership of Jiangxi Jinko after the STAR Listing, but Jiangxi Jinko will be managed by a separate board of directors and officers and those directors and officers will owe fiduciary duties to the various stakeholders of Jiangxi Jinko, including shareholders other than our wholly-owned subsidiary. In the operation of Jiangxi Jinko’s business, there may be situations that arise whereby the directors and officers of Jiangxi Jinko, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

During or after the STAR Listing process, there might be certain requirements of the PRC law, including demands from the CSRC, the Shanghai Stock Exchange or other relevant authorities, that might have a bearing on holders of our ordinary shares and ADSs. Recently in order to comply with the PRC law, some of our senior management resigned from our company, while retaining the same roles at Jiangxi Jinko.

In the future, Jiangxi Jinko may issue options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our company’s ownership in Jiangxi Jinko. In addition, Jiangxi Jinko may engage in capital raising activities in the future that could further dilute our company’s ownership interest.

Our organizational structure will become more complex, including as a result of preparations for the STAR Listing. We will need to continue to scale and adapt our operational, financial and management controls, as well as our reporting systems and procedures, at both our company and Jiangxi Jinko. The continued expansion of our infrastructure will require us to commit substantial financial, operational and management resources before our revenue increases and without any assurances that our revenue will increase. In addition, holders of our ordinary shares and ADSs may have limited opportunities to purchase Jiangxi Jinko’s shares even if the STAR Listing were completed.

It is difficult to predict the effect of the proposed STAR Listing on the ADSs.

The China Securities Regulatory Commission, or the CSRC, initially launched the STAR Market in June 2019 and trading on the Market began in July 2019. No assurance can be given regarding the effect of the STAR Listing on the market price of the ADSs. The market price of the ADSs may be volatile or may decline, for reasons other than the risk and uncertainties described above, as the result of investor negativity or uncertainty with respect to the impact of the proposed STAR Listing.

Investors may elect to invest in our business and operations by purchasing Jiangxi Jinko’s shares in the STAR Listing or on the STAR Market rather than purchasing the ADSs, and that reduction in demand could lead to a decrease in the market price for the ADSs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2020 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Failure to achieve satisfactory production volumes of our products could result in higher unit production costs.

The production of silicon wafers, solar cells, solar modules and recovered silicon materials involves complex processes. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. From time to time, we have experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the introduction of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period. In addition, the demand in global solar power product market may decrease, including the demand for solar modules, which may also cause us to operate at less than intended capacity. This would result in higher marginal production costs and lower output, which could have a material adverse effect on our business, financial condition and results of operations.

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

In May 2011, we engaged PowerGuard Specialty Insurance Services (“PowerGuard”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 1, 2011. We renewed the insurance policy provided by PowerGuard upon its expiration in every May from 2011 to 2019. The policy offered back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery. In April 2020, our engagement with PowerGuard expired. In December 2018, we engaged Ariel Syndicate 1910 of Lloyd's ("Ariel Re"), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 2019. We renewed the insurance policy provided by Ariel Re in January 2021 and plan to renew it at the end of 2022. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our sales outside China represented 73.6%, 82.5% and 81.9% of our total revenue in 2018, 2019 and 2020, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. For example, we expect our revenue and gross margin to be adversely affected by the recent appreciation of Renminbi against U.S. dollars, as a substantial portion of our sales are denominated in U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred a foreign exchange gain of RMB33.7 million in 2018, a foreign exchange gain of RMB8.8 million in 2019 and a foreign exchange loss in 2020 of RMB336.5 million (US$51.6 million). We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Our consolidated financial statements are expressed in Renminbi. The functional currency of our principal operating subsidiary, Jiangxi Jinko, is also Renminbi. To the extent we hold assets denominated in Euros or U.S. dollars, any appreciation of Renminbi against the Euro or U.S. dollar could reduce the value of our Euro-or U.S. dollar-denominated consolidated assets. On the other hand, if we decide to convert our Renminbi amounts into Euros or U.S. dollars for business purposes, including foreign debt service, a decline in the value of Renminbi against the Euro or U.S. dollar would reduce the Euro or U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

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

As of the date of this annual report, our founders, Xiande Li who is our chairman and chief executive officer, Kangping Chen who is our director, and Xianhua Li who is our director, beneficially owned 8.7%, 6.3% and 3.2%, respectively, or 18.2% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of this annual report, share options with respect to 9,194,356 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan, and there are 9,336 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of this annual report, share options with respect to 10,183,968 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan, and there are 452,736 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of this annual report, no share-based award has been granted pursuant to the 2021 Equity Incentive Plan. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the consolidated statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant more share options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income. However, if we do not grant share options or reduce the number of share options that we grant, we may not be able to attract and retain key personnel.

Our lack of sufficient patent protection in and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we have 955 patents and 394 pending patent applications in China. Our patents’ validity is generally ten years. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

Our success depends on the continued services of our founders, Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li, and other executive officers and key personnel. We do not maintain key-man life insurance on any of our founders, executive officers and key personnel. If one or more of our founders, executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to readily replace them, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our founders, executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our founders, executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our founders, executive officers and key personnel reside and hold most of their assets. See “—Risks Related to Doing Business in China—Uncertainties and limitations with respect to the PRC legal system could have a material adverse effect on us” in this annual report.

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

We are required to comply with all national and local environmental protection regulations for our operations, including in China, the United States and Malaysia. For example, regulations on emission trading and pollution permits in Zhejiang Province allow entities to increase their annual pollution discharge limit by purchasing emissions trading credits. Entities that purchase emission credits can increase their annual discharge limit by registering the credits with the relevant environmental authorities and amending their pollution permits or obtaining new ones. We have entered into several emissions trading contracts to purchase credits to increase our annual discharge limit and registered all credits as required under a local regulation that became effective on October 9, 2010. However, as our business grows, we may increase our discharge level in the future and we cannot guarantee you that we will continue to be below our annual discharge limit. The penalties for exceeding the annual discharge limit may include corrective orders, fines imposed by the local environmental authority of up to RMB50,000 or, in extreme circumstances, revocation of our pollution permit. Some of our subsidiaries need to obtain and maintain pollution discharge permits or registrations, and some of our subsidiaries are in the process of application for such permits and registrations, which are subject to application, renewal or extension on an annual basis or within a longer period. We cannot assure you that we are or will be able to successfully obtain, renew or extend these permits in a timely manner or at all.

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

In December 2019, a strain of COVID-19 was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. The Chinese central government and local governments in Wuhan and other cities in China have introduced various temporary measures to contain the COVID-19 outbreak, such as extension of the Lunar New Year holidays and travel restrictions, which have impacted and could further impact national and local economy to different degrees. As the COVID-19 subsequently spreads globally, many governments in other countries and regions have also introduced travel restrictions, lock-down policies, suspension of business activities and other temporary measures. The global spread of the COVID-19 has created significant volatility and uncertainty, as well as economic disruption. Our production could be severely affected if our employees or the regions in which our facilities are located are affected by the COVID-19. For example, a facility could be closed by government authorities for a sustained period of time, some or all of our workforce could be unavailable due to quarantine, fear of catching the disease or other factors, and local, national or international transportation or other infrastructure could be affected, leading to delays or loss of production. In addition, our suppliers and customers are subject to similar risks, which could lead to a shortage of raw materials or a reduction in our customers’ demand for our products. We may have to decrease the selling price of our products to attract and retain customers if the demand for our products decreases. We rely on a variety of common carriers to transport our raw materials from our suppliers, and to transport products from us to our customers. Problems suffered by any of these common carriers could result in shipping delays, increased costs or some other supply chain disruption and could therefore have a material adverse effect on our operations. While it is unknown how long these conditions will last and what the complete financial effect will be to us, our supply of certain raw materials and logistics during the first quarter of 2020 was temporarily affected, causing some module shipments to be postponed to the second quarter of 2020. As a result, some of our customers delayed their payments, which temporarily affected our cash flow. In addition, our capacity utilization rate of certain overseas manufacturing facility has been temporarily affected as we have to limit the number of workers gathering at the facility pursuant to the instructions of the local authorities. In the second and third quarters of 2020, logistics and transportation continued to be affected in certain parts of the world and regional demands were adjusting due to the pandemic. In the fourth quarter of 2020, logistic efficiency in certain overseas markets was adversely impacted by another wave of the COVID-19 pandemic and the situation may continue in the second half of 2021. In response to the COVID-19 outbreak, we implemented a number of initiatives to ensure business continuity, including ensuring the safety and health of our employees and minimizing the impact of the outbreak on production and delivery by stocking up on critical raw materials and optimizing production and logistics, as well as flexibly adjusting the manufacturing facilities from which we ship our products . The situation of the COVID-19 outbreak is very fluid and we are closely monitoring its impact on us. There may be further adverse impact on our operation, liquidity, financial condition and results of operations if the conditions last a sustained period of time and continue to develop globally.

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

On January 15, 2018, the Ministry of Industry and Information Technology of China (the “MIIT”) promulgated the Standard Conditions of Photovoltaic Production Industry, or the Photovoltaic Production Rule, in place of its old version, which establishes a basic regulatory framework for PV production industry. The Photovoltaic Production Rule provides, among other matters, requirements in relation to the production layout, project establishment filing and enterprise qualification, requirements with regard to the production scale, product quality, cell efficiency, energy consumption and operational life span of various PV products, and requirements related to quality management and obtaining the pollution discharge permits and other environmental requirements. On May 29, 2020, the MIIT published the draft Interim Standard Conditions of Photovoltaic Production Industry (2020 version) (Draft for Comment), for public comment, or the 2020 Draft Photovoltaic Production Rule, which among other things, strengthens requirements with regard to the investment standard, product quality and cell efficiency, and sets forth encouragement in intelligent manufacturing. It is not certain whether and when the 2020 Draft Photovoltaic Production Rule will be officially promulgated, and whether it will be in the same form and content as the 2020 Draft Photovoltaic Production Rule, and if enacted in substantially the form published for public comment, such tightened requirements may increase our compliance and production costs. Our failure to comply with these rules and the laws and regulations related thereto, if and when effective, could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with such laws and regulations relating to PV production may materially adversely affect our business, financial condition and results of operations.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the United States.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC has adopted interim final amendments to implement the submission and disclosure requirements of the HFCA Act. We will not be required to comply with the interim final amendments until the SEC has identified us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act including the identification process and the trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of the ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of the ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares and the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States and Chinese law. Specifically, for certain United States listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channelled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

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

We undertook a restructuring in 2007, or the 2007 Restructuring, and our founders and JinkoSolar Investment Limited (“JinkoSolar Investment”) (previously known as JinkoSolar Technology Limited and Paker Technology Limited), obtained the approval of Jiangxi MOFCOM, for the acquisition of certain equity interest in Jiangxi Desun and the pledge by our founders of their equity interest in Jiangxi Desun to JinkoSolar Investment, or the 2007 acquisition and pledge. However, because our founders are PRC natural persons and they controlled both JinkoSolar Investment and Jiangxi Desun, the 2007 acquisition and pledge would be subject to Article 11 of Circular 10 and therefore subject to approval by MOFCOM at the central government level. To remedy this past non-compliance, we undertook another corporate restructuring in 2008, or the 2008 Restructuring, under which the share pledge was terminated on July 28, 2008 and JinkoSolar Investment transferred all of its equity interest in Jiangxi Desun to Long Faith Creation Limited (“Long Faith”), an unrelated Hong Kong company, on July 31, 2008. In addition, on November 11, 2008, we received written confirmation from Jiangxi MOFCOM in its reply to our inquiry that there had been no modification to the former approvals for the 2007 acquisition and pledge and JinkoSolar Investment’s transfer of its equity interest in Jiangxi Desun to Long Faith, and we might continue to rely on those approvals for further transactions. Nevertheless, we cannot assure you that MOFCOM will not revoke such approval and subject us to regulatory actions, penalties or other sanctions because of such past non-compliance. If the approval of Jiangxi MOFCOM for the 2007 acquisition and pledge were revoked and we were not able to obtain MOFCOM’s retrospective approval for the 2007 acquisition and pledge, Jiangxi Desun may be required to return the tax benefits to which only a foreign-invested enterprise was entitled and which were recognized by us during the period from April 10, 2007 to December 31, 2007, and the profit distribution to JinkoSolar Investment in December 2008 may be required to be unwound. Under an indemnification letter issued by our founders to us, our founders have agreed to indemnify us for any monetary losses we may incur as a result of any violation of Circular 10 in connection with the restructuring we undertook in 2007. We cannot assure you, however, that this indemnification letter will be enforceable under the PRC law, our founders will have sufficient resources to fully indemnify us for such losses, or that we will not otherwise suffer damages to our business and reputation as a result of any sanctions for such non-compliance.

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

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties and inconsistencies, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to obtain or maintain licenses and permits or enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including the inability to obtain or maintain licenses and permits and enforce our contracts, could materially adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of national laws by local regulations. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, U.S. Department of Justice and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in the PRC. For example, there are significant legal and other obstacles to obtaining information needed for investigations or litigation in the PRC. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeepers, who may have engaged in fraud or other wrongdoing. See “—It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC against, us, our directors, or our senior management members who live inside the PRC.” Moreover, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and overseas investors. In addition, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator, including the SEC, PCAOB, and the Department of Justice, can directly conduct investigations or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. Furthermore, shareholder claims that are common in the U.S., including class action under securities laws and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in the PRC. Investors in the PRC may not have the ability to pursue or seek certain legal claims and remedies against China-based Issuers, or their officers, directors, and gatekeepers in U.S. courts as private plaintiffs, and may have to rely on domestic legal claims and remedies that are available in the PRC, which can be significantly different from those available in the United States and difficult to pursue. These uncertainties and limitations could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulations may subject our future mergers and acquisitions activity to national security review.

In February 2011, the General Office of the State Council of China (the “State Council”) promulgated Circular 6, a notice on the establishment of a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Circular 6 became effective on March 4, 2011. To implement Circular 6, MOFCOM promulgated the MOFCOM Security Review Rules on August 25, 2011, which became effective on September 1, 2011. According to Circular 6 and the MOFCOM Security Review Rules, national security review is required to be undertaken to complete mergers and acquisitions (i) by foreign investors of enterprises relating to national defense and (ii) through which foreign investors may acquire de facto control of a domestic enterprise that could raise national security concerns. When determining whether to subject a specific merger or acquisition to national security review, the MOFCOM will look at the substance and actual impact of the transaction. Bypassing national security review by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions by foreign investors is prohibited.

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

We are a Cayman Islands holding company with a substantial part of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law of the PRC (the “CIT Law”) which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Regulation on the Implementation of the CIT Law (the “Implementation Rules of the CIT Law”) which became effective on January 1, 2008 and was amended on April 23, 2019, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent and gains on sales of securities, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. For example, as JinkoSolar Investment is a Hong Kong company and has owned 73.3% of the equity interest in Jiangxi Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko to JinkoSolar Investment will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Investment is deemed the beneficial owner of such dividends and that JinkoSolar Investment is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Taxation Administration on How to Understand and Identify a “Beneficial Owner” under Tax Treaties (“STA Circular 601”), effective on October 27, 2009, and the Announcement of the State Taxation Administration on the Determination of “Beneficial Owners” in the Tax Treaties (“STA Announcement 30”), effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Investment is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko to JinkoSolar Investment will be subject to the PRC withholding tax at a 10% rate instead of a reduced rate of 5%. On February 3, 2018, the State Taxation Administration of China (the “STA”) released Announcement of the State Taxation Administration on Issues concerning the “Beneficial Owner” in Tax Treaties (the “STA Announcement 9”) which replaced STA Circular 601 and STA Announcement 30. The STA Announcement 9 comprehensively updates the assessment principles for the determination of beneficial ownership under agreements between China and other jurisdictions for the avoidance of double taxation. The STA Announcement 9 has also tightened the first two unfavorable factors of STA Circular 601. This will be challenging for some non-resident taxpayers as their treaty benefits may be denied for the lack of beneficial ownership status.

The CIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “PRC tax resident enterprises” and will generally be subject to the uniform 25% PRC corporate income tax rate as to their global income. Under the Implementation Rules of the CIT Law, “de facto management bodies” is defined as the bodies that have, in substance, overall management control over such aspects as the production and operation, personnel, accounts and properties of an enterprise. On April 22, 2009, the STA promulgated the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies (“STA Circular 82”). According to STA Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if certain conditions are met. Despite of those conditions, as STA Circular 82 only applies to enterprises incorporated outside China controlled by PRC enterprises or a PRC enterprise, it remains unclear how the PRC tax authorities will determine the location of “de facto management bodies” for offshore enterprises that are controlled by individual PRC tax residents or non-PRC enterprises, as our company and JinkoSolar Investment. Therefore, it remains unclear whether the PRC tax authorities would regard our company or JinkoSolar Investment as PRC tax resident enterprises. If our company and JinkoSolar Investment are regarded by PRC tax authorities as PRC tax resident enterprises for PRC corporate income tax purposes, any dividends distributed from Jiangxi Jinko to JinkoSolar Investment and ultimately to our company could be exempt from the PRC withholding tax, while our company and JinkoSolar Investment will be subject to the uniform 25% corporate income tax rate on our global income at the same time.

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

We conduct a substantial part of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside 10% of their after-tax profits based on PRC accounting standards each year as statutory common reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2020, these general reserves amounted to RMB692.0 million (US$106.1 million), accounting for 3.3% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us such as requiring prior approval from relevant banks.

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

If we finance our subsidiaries in China by means of additional capital contributions, these capital contributions must be filed or approved by certain government authorities, including the MOFCOM or its local counterparts. On August 29, 2008, the SAFE promulgated Circular 142, which used to regulate the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises (“Circular 19”), which became effective on June 1, 2015 and replaced Circular 142. Circular 19 provides that the conversion from foreign currency registered capital of foreign-invested enterprises into the Renminbi capital may be at foreign-invested enterprises’ discretion, which means that the foreign currency registered capital of foreign-invested enterprises for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry of monetary contribution has been registered) can be settled at the banks based on the actual operational needs of the enterprises. However, Circular 19 does not materially change the restrictions on the use of foreign currency registered capital of foreign-invested enterprises that Circular 142 has set forth. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange (“Circular 16”), which applies to all domestic enterprises in China. Circular 19 and Circular 16 continue to prohibit foreign-invested enterprises from, among other things, spending Renminbi capital converted from its foreign currency registered capital on expenditures beyond its business scope. Therefore, Circular 19 and Circular 16 may significantly limit the ability of our operating subsidiaries in China to transfer and use Renminbi funds from its foreign currency denominated capital, which may adversely affect our business, financial condition and results of operations.

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

Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko, Yuhuan Jinko, Haining Jinko and Xinjiang Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko and Xinjiang Jinko were subject to a preferential tax rate of 15% for 2018, 2019 and 2020. Zhejiang Jinko plans to renew this qualification to enjoy the preferential tax rate of 15% in 2021, 2022 and 2023. Jiangxi Jinko and Jiangxi Materials have successfully renewed this qualification for 2019, 2020 and 2021. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2018, 2019 and 2020. It was also designated by the relevant local authorities as a “High and New Technology Enterprise” in 2020, and will enjoy the preferential tax rate of 15% in 2021 and 2022. Yuhuan Jinko and Haining Jinko enjoyed the preferential tax rate of 15% in 2019 and 2020 and will continue to enjoy such rate in 2021. Sichuan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and is subject to a preferential tax rate of 15% for 2020, 2021 and 2022. However, we cannot assure you that Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko, Yuhuan Jinko, Haining Jinko, Xinjiang Jinko or Sichuan Jinko will continue to qualify as “High and New Technology Enterprises” or “Enterprise in the Encouraged Industries” when subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and its Implementation Rules will be enforced, and whether its future implementation will be consistent with its current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations would be materially adversely affected.

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

In line with local customary practices, we have not made full contribution to the social insurance funds, and the contributions we made to the social insurance funds met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds in China to be RMB605.8 million (US$92.8 million) as of December 31, 2020. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

A majority of our existing directors and senior management members reside in the PRC and a substantial part of our assets and the assets of such persons are located in the PRC. Accordingly, it may be difficult for investors to effect service of process on any of these persons or to enforce judgments obtained outside of the PRC against us or any of these persons. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many developed countries, including the Cayman Islands, the United States and the United Kingdom. Therefore, the recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or even impossible.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$12.36 to US$87.55 per ADS in 2020. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account provided always that we are able to pay our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. Our shareholders may, by ordinary resolution, declare a dividend, but no dividend may exceed the amount recommended by our board of directors. See “—Risks Related to Our Business and Industry—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiary, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations” above for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Law (2020 Revision) of the Cayman Islands as amended from time to time and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers, or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a non-U.S. company with ADSs listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Law (2020 Revision) of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

A non U.S. corporation will be considered a passive foreign investment company, which we refer to as a PFIC, for U.S. federal income tax purposes in any taxable year in which either 75% or more of its gross income is “passive income” or 50% or more of its assets constitute “passive assets” (generally determined on the basis of a quarterly average). The calculation of the value of our assets will be based, in part, on the market value of the ADSs, which is subject to change. The determination as to whether a non U.S. corporation is a PFIC is based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non U.S. corporation from time to time and the nature of the activities performed by its officers and employees.

Based upon our current and projected income, assets and activities, we do not expect to be considered a PFIC for our current taxable year or in the foreseeable future. However, because the determination of whether we are a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the United States Internal Revenue Service, will not take a contrary position.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2020, we had 187,434,469 ordinary shares outstanding, excluding 455,217 ADS representing 1,820,868 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes, and 2,945,840 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our majority-owned operating subsidiary in China, Jiangxi Jinko. As of December 31, 2020, we had nine production facilities globally and 23 oversea subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, the United Arab Emirates, Kenya and Denmark. As of the same date, we also had global sales teams in China, the United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina to conduct sales, marketing and brand development for our products around the world.

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

In May 2017, Abu Dhabi Water and Electricity Authority, Sweihan Solar Holding Company Limited (“Sweihan Holding”), a joint venture between Marubeni Corporation and us and a syndicate of international and local banks entered into financial agreements for the Sweihan Photovoltaic Independent Power Project in Abu Dhabi.

In September 2017, we filed a prospectus supplement to sell up to an aggregate of US$100 million of our ADSs through an at-the-market equity offering program (the “2017 ATM Program”). In January 2018, we terminated the 2017 ATM Program and did not sell any ADSs under the 2017 ATM Program.

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

In February 2018, we closed the follow-on public offering of 4,140,000 ADSs, each representing four of our ordinary shares, par value US$0.00002 per share, at US$18.15 per ADS. The net proceeds of the follow-on offering to us, after deducting underwriting commissions and fees and estimated offering expenses, was US$71.1 million. Concurrently we completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, our chairman and chief executive officer, and Mr. Kangping Chen, our director, of its purchase of US$35 million of our ordinary shares.

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

In June 2018, JinkoSolar (U.S.) Inc., a majority-owned subsidiary of us, entered into a three-year agreement to supply 1.43GW of high-efficiency modules to sPower, a leading renewable energy independent power producer.

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

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued convertible senior notes of US$85 million due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. As of the date of this annual report, the convertible notes of US$15.75 million in aggregate have been converted. In connection with the issuance of the convertible notes, we entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC, whom we refer to as the option counterparty, having an expiration date of July 28, 2021. Pursuant to the zero strike call option transaction, we will pay a premium for the right to receive, without further payment, a specified number of ADSs, with delivery thereof by the option counterparty at expiry (subject to our right to cash settle), subject to early settlement of the zero strike call option transaction in whole or in part. In the case of physical settlement at expiration or upon any early settlement, the option counterparty will deliver to us the number of ADSs underlying the zero strike call option transaction or the portion thereof being settled early. In the case of cash settlement, the option counterparty will pay us cash based on the price of our ADSs based on a valuation period prior to such settlement. The zero strike call option transaction is intended to facilitate privately negotiated derivative transactions with respect to our ADSs between the option counterparty (or its affiliate) and investors in the convertible notes by which those investors will be able to hedge their investment in the convertible notes.

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

In June 2020, Mr. Shaoguo Ji was appointed as our Chief Human Resources Officer (CHO).

In August 2020, we unveiled our RE100 roadmap by providing detail on our approach to achieve 100% powered by renewables by 2025.

In August 2020, we signed a contract with Shanghai Electric Hongkong Co., Limited to supply approximately 1 GW of solar modules for Phase V of the Dubai Electricity and Water Authority Solar Park. This project is located in Dubai, and is part of the government's sustainable development to support the Dubai Clean Energy Strategy 2050 with the goal of providing 75% of Dubai's total power output from clean energy sources by 2050. We would supply its high efficiency Swan series modules, which would meet the high requirements of Dubai's scorching temperatures and on the leveled cost of energy.

In September 2020, we supplied Trung Nam Group with 611MW of Tiger bifacial transparent backsheet modules, which were installed at the Thuan Nam solar power plant project in Vietnam. Located in Thuan Nam, the Thuan Nam solar power plant project was one of the largest solar power projects by capacity that were using bifacial modules in both Vietnam and Southeast Asia.

In September 2020, we announced our intention to cooperate with ENEOS Corporation, Japan's largest oil refiner, on the provision of solar modules for a Virtual Power Plant project. For this project, our high-efficiency monocrystalline products would be deployed and installed on the roof of gas stations connected to a cloud-based distributed power plant, and would become our first Virtual Power Plant project in Japan.

In September 2020, our board of directors approved a strategic plan to access China's capital markets through our principal operating subsidiary Jiangxi Jinko. We had been considering the opportunity to list Jiangxi Jinko, after certain intragroup restructuring on the STAR Market within the next three years. To qualify Jiangxi Jinko for a STAR Market listing and to raise additional capital to support its continuous expansion, our board of directors also approved an equity financing of Jiangxi Jinko.

In October 2020, the previously announced equity financing of Jiangxi Jinko was completed. Immediately after the closing, reputable Chinese third-party investors including China Industrial Bank Group, CIIT Asset Management Co., Ltd., YunShang Fund, Huaho Capital, and China Capital Management Co., Ltd., China Securities Investment Co., Ltd., together with our founders and senior management personnel, directly or through their investment arms, would collectively own approximately a 26.7% equity interest in Jiangxi Jinko. Following the closing of this transaction, we would actively prepare for the planned STAR Market listing of Jiangxi Jinko pursuant to relevant laws and regulations in China. We would remain the majority and controlling shareholder of Jiangxi Jinko after its STAR Market listing.

In November 2020, we and our subsidiary JinkoSolar (Sichuan) Co., Ltd. ("Sichuan Jinko") signed a long-term purchase agreement with certain subsidiaries of Tongwei Co., Ltd. The raw materials procurement would ensure a stable supply of polycrystalline silicon in line with our strategic and operational plans. Under the agreement, we locked in nearly 100,000 metric tons of polycrystalline silicon, and both parties could negotiate additional purchases. The price for any additional order would be negotiated and determined based on market conditions.

In November 2020, our wholly-owned subsidiary JinkoSolar Sweihan (HK) Limited ("Sweihan HK") entered into a share and debt purchase agreement with Jinko Power (HK) Company Limited ("Jinko HK"), an indirectly wholly-owned subsidiary of JinkoPower. Pursuant to the agreement, Sweihan HK will sell its 50% equity interest in Sweihan Holding to Jinko HK. Sweihan Holding holds a 40% equity interest in Sweihan PV Power Company P.J.S.C., the operating entity of a 1,200 MW photovoltaic power plant in Abu Dhabi (the "Sweihan Power Station"). Upon completion of the transaction, Jinko HK will indirectly hold a 20% equity interest in Sweihan PV Power Company P.J.S.C. The closing of this transaction is subject to, among other conditions, approvals by Emirates Water and Electricity Company, other shareholders of Sweihan Holding and Sweihan PV Power Company P.J.S.C., and the project finance lenders.

In December 2020, Mr. Longgen Zhang resigned as our director and Mr. Haiyuan (Charlie) Cao was appointed as our director.

In connection with its proposed listing on the STAR Market, relevant PRC law requires that the senior management of Jiangxi Jinko be different from that of its controlling shareholder, our company. Accordingly, in December 2020, our board of directors approved the following changes to our senior management: (i) Mr. Kangping Chen, Mr. Gener Miao, Dr. Jiun-Hua Allen Guo, Mr. Shaoguo Ji and Dr. Hao Jin resigned as chief executive officer, chief marketing officer, chief operating officer, chief human resources officer and chief technology officer of our company, respectively, while retaining the same roles at Jiangxi Jinko (which runs substantially all of our business); and (ii) Mr. Xiande Li, our founder and the chairman of our board of directors, was additionally appointed as our chief executive officer. We do not believe these changes will have material impact on our business operations, because the relevant management members will continue performing their previous responsibilities at Jiangxi Jinko and our chief executive officer and chief financial officer will continue managing the overall business of our company under the direction of our board of directors.

In December 2020, we filed a prospectus supplement to sell up to an aggregate of US$100 million of our ADSs through an at-the-market equity offering program (the "2020 ATM Program"). In January 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses.

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

We sell our products in major export markets and China. As of December 31, 2020, we had nine production facilities globally and 23 oversea subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, the United Arab Emirates, Kenya and Denmark. As of the same date, we also had global sales teams in China, the United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina to conduct sales, marketing and brand development for our products around the world. In addition, as of December 31, 2020, we had an aggregate of over 2,000 customers in over 100 countries and regions for our solar modules, including distributors, project developers and system integrators.

Our solar cells and modules utilize advanced solar technologies, such as the passivated emitter rear cell (“PERC”) technology and half cell technology, and have achieved industry-leading conversion efficiency. In 2018, 2019 and 2020, the average conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 21.9%, 22.3% and 22.9%, respectively. In 2018, 2019 and 2020, the average conversion efficiency rate of our N-type monocrystalline solar cells was 22.8%, 23.3% and 23.5%, respectively. We believe that both of these average conversion efficiency rates were consistently higher than industry average. In May 2018, our P-type monocrystalline solar cells broke the world record by hitting conversion efficiency rate of 23.95%. In December 2018, our N-type monocrystalline solar cells reached the conversion efficiency rate of 24.2%. In June 2019, our P-type monocrystalline solar cells and N-type monocrystalline solar cells reached the maximum conversion efficiency rate of 24.38% and 24.58%, respectively. In July 2020, the maximum conversion efficiency rate of our N-Type monocrystalline solar cells reached 24.79%.

Our high-quality manufacturing capabilities have enabled us to produce solar cells and modules meeting the industry’s highest performance standards. All of our solar modules sold in Europe are CE, IEC, TÜV, and MCS certified, all of our solar module sold in India are BIS certified, all of our solar modules sold in North America are UL certified and our monocrystalline solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions, and we also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we guaranteed that all our standard PV modules meet IEC 62804 double anti-PID standards. In May 2018, our entire portfolio of PV modules passed the Potential Induced Degradation resistance test as required by TÜV Nord’s IEC TS 62804-1 standards. In March 2019, we received the 5th “All Quality Matters Award” from TÜV Rheinland.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. As of December 31, 2020, we had an integrated annual capacity of 22 GW for mono wafers, 11 GW for solar cells and 31 GW for solar modules. Our manufacturing facilities are primarily located in five provinces across China, Florida of the United States and Penang of Malaysia, providing convenient and timely access to key resources and suppliers.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016, but still have two overseas solar power projects which are located in Mexico and Argentina.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from silicon wafers to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2020, sales of solar modules, silicon wafers and solar cells represented 92.7%, 1.3% and 1.0%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

The following table sets forth details of our sales volume by product for the periods indicated:

	2018	2019	2020
Products	(MW)	(MW)	(MW)
Silicon wafers	1,168.6	2,383.3	1,583.7
Solar cells	364.9	478.1	670.6
Solar modules	11,170.5	14,207.5	18,770.6

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

In 2018, 2019 and 2020, revenues from sales of products to subsidiaries of Renesola Zhejiang Ltd. (“ReneSola”), one of our related parties controlled by an immediate family member of principal shareholders and directors of our company, who are also the executive officers of our company, amounted to RMB47.4 thousand, nil and nil, respectively.

In 2018, 2019 and 2020, revenues from sales of products to subsidiaries of Sweihan PV Power Company P.S.J.C, one of our related parties, amounted to RMB1,416.8 million, RMB144.3 million and RMB51.2 million (US$7.8 million), respectively.

In 2018, 2019 and 2020, sales of solar module products to subsidiaries of JinkoPower amounted to RMB38.9 million, RMB7.8 million and RMB5.1 million (US$0.8 million), respectively.

Solar Modules

We commenced producing solar modules in August 2009. In 2020, we sold 18.8 GW of solar modules and generated RMB32.56 billion (US$4.99 billion) of revenue from sales of solar modules, which accounted for 92.7% of our total revenue. We expect that sales of solar modules will continue to be our largest revenue source in the future. We expect to sell increasing volumes of solar modules in the overseas markets.

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

In September 2020, the maximum conversion efficiency of our N-Type mono bifacial module reached 23.01%.

In May 2020, we officially launched our 2020 flagship Tiger Pro module series. The module series could generate a maximum power output of up to 580Wp, which was 40% higher than current mainstream products installed in utility projects. All these high energy density modules used innovative multi-wire 9BB and TR tiling ribbon technology to reach significantly improved performance with a conversion efficiency of up to 21.6%.

In June 2020, our innovative Tiger Pro Series of high-efficiency modules received the world's first IEC 61701 Ed. 3 (FDIS) certification for salt mist corrosion test issued by TÜV Nord AG, an independent provider of technical services for testing, inspection, certification, consultation and training.

In August 2020, we launched our new generation of 610W Tiger Pro High-efficiency monocrystalline TR solar module and our BIPV solutions, Building Integrated Photovoltaics product series, which were unveiled at SNEC 2020 in Shanghai.

On August 21, 2020, we were ranked as a top solar brand in debt financed projects and named a most "bankable" PV manufacturer by Bloomberg New Energy Finance. Forty-nine global solar module manufacturers were ranked based on Bloomberg New Energy Finance's global survey of key PV stakeholders assessing which module brands used in projects are most likely to obtain non-recourse debt financing from commercial banks.

In September 2020, we supplied Trung Nam Group with 611MW of Tiger bifacial transparent backsheet modules, which were installed at the Thuan Nam solar power plant project in Vietnam. Located in Thuan Nam, the Thuan Nam solar power plant project was one of the largest solar power projects by capacity that were using bifacial modules in both Vietnam and Southeast Asia.

In November 2020, we supplied 541 MW Tiger Series modules for the first phase of the Xuan Thien project in Vietnam. This project was considered as one of the largest solar power projects in Southeast Asia. This project demonstrates the latest PV development and energy transformation in Southeast Asia.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. In 2018, we led the industry in the resizing of the 158 mm x 158 mm solar cell. In 2019, we released solar cells of larger size and incorporating the tilling ribbon technology, which greatly increased the power of the components and brought more benefits to customers. In 2020, we developed and mass produced highly efficient P-type monocrystalline solar cells of 163 mm x 163 mm and 182 mm x 182 mm, and constructed an industry-leading production line for N-type monocrystalline solar cells. In December 2020, our maximum mass production efficiency of P-type monocrystalline solar cells and N-type monocrystalline solar cells reached 23.2% and 24.2%, respectively.

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

In September 2020, the maximum solar conversion efficiency of our large-area N-type monocrystalline silicon solar cells reached 24.9%, which was confirmed by the Institute for Solar Energy Research in Hamelin (ISFH) in Germany and set a world record for large-size contact-passivated solar cells.

Silicon Wafers

We commenced production of monocrystalline silicon wafers and multicrystalline silicon wafers in March 2008 and July 2008, respectively.

In 2018, we developed P-type and N-type monocrystalline silicon wafers with high quality and low oxygen content of 158 mm x 158 mm. In 2019, we developed technologies for silicon wafers of larger size, which resolved technical difficulties such as non-destructive cutting and concentric circle defects, and combined with N4/N5 technology, greatly improved the quality and efficiency of N-type monocrystalline silicon wafers while reducing its cost. In 2020, we developed and mass produced high quality silicon wafers of 182 mm x 182 mm, and conducted research on silicon wafers of 210 mm x 210 mm or larger size. We optimized Outer-furnace Czochralski technology and charging technology and developed and verified N7/N8 technology, which greatly improved the quality and efficiency of silicon wafers while increasing manufacturing capacity and reducing costs.

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

In addition, in order to promote our high-efficiency modules and cutting-edge N-type cell technologies, we, through a joint venture, Poyang Luohong, in which we then held 51% equity interest, had bid and won a 250 MW solar project under NEA’s “Technology Top Runner” program in Shangrao, Jiangxi Province. The Technology Top Runner Project was connected to grid on December 8, 2019. We sold all of our equity interest in Poyang Luohong to an independent third party buyer and filed such change of ownership with Shangrao Market Supervision Administration on December 17, 2019. We considered the Technology Top Runner Project as a unique business opportunity. Other than the two overseas solar power projects in Mexico and Argentina, currently we do not have plans to develop any other solar projects in China or overseas.

Manufacturing

We manufacture and sell solar modules, solar cells, silicon wafers and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

Our annual production capacity for mono wafers, solar cells and solar modules as of December 31, 2020 was 22 GW, 11 GW and 31 GW, respectively.

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to 3.5 million square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

	Industrial Use	Residential Use
Location	(square meters)	(square meters)
Shangrao, Jiangxi Province	1,499,102	195,387
Haining, Zhejiang Province	676,040	18,963
Leshan, Sichuan Province	415,588	—
Yuhuan, Zhejiang Province	92,540	—
Yiwu, Zhejiang Province	281,089	—
Chuzhou, Zhejiang Province	289,091	—
Yili, Xinjiang Province	29,049	—
Total	3,275,740	214,350

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

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

			Plant Size
		Facility	(square
Products	Location	No.	meters)	Duration of Land Use Right	Major equipment

Silicon Ingots and Wafers	Shangrao Economic Development Zone, Jiangxi	1	68,397

(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v )January 6, 2009 to August 10, 2059

					Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
Silicon Ingots	Yili,Xinjiang	2	165,333	(i) May 28,2016 to May 27, 2026;(ii) January 1,2017 to December 31, 2029	Monocrystalline furnaces
	Leshan, Sichuan	12	279,469	May 31, 2019 to May 30, 2069
Solar Cells	Yuanhua Town, Haining, Zhejiang	3	107,865	(i) November 23, 2009 to June 6, 2057; (ii) October 29, 2009 to May 26, 2058; (iii) August 17, 2010 to July 25, 2060	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Penang, Malaysia	4	8,191	January 1, 2015 to December 31, 2022
Solar Modules	Shangrao Economic Development Zone, Jiangxi	5	134,950	July 6, 2009 to August 10, 2059	Laminating machine, solar cell module production line before and after component lamination, automatic glue spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining, Zhejiang	6	98,497	September 9, 2016 to September 8, 2066
	Yuanhua Town, Haining, Zhejiang	7	89,543	(i) October 29, 2009 to May 26, 2058; (ii) August 17, 2010 to July 25, 2060; (iii) September 15, 2010 to August 29, 2060
	Penang, Malaysia	8	12,679	January 1, 2015 to December 31, 2022
	Yuhuan, Zhejiang	9	92,540	September 9, 2016 to September 8, 2066
	Yuanhua Town, Haining	10	140,647	March 22,2018 to March 15, 2068
	Jacksonville, Florida	11	26,538	May 1, 2018 to April 30, 2028
	Chuzhou, Anhui	13	289,091	April 13, 2020 to April 12, 2070
	Yiwu, Zhejiang	14	281,089	March 12, 2020 to March 12, 2020

As of December 31, 2020, short-term borrowings of RMB926.4 million (US$142.0 million) and long-term borrowings of RMB908.7 million (US$139.3 million) were secured by land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

We have entered into purchase and other agreements for purchase of additional manufacturing equipment and expansion of our production capacities. Our capital commitments under these contracts amounted to RMB3.63 billion (US$555.6 million) as of December 31, 2020, of which RMB3.24 billion (US$496.4 million) will be due in 2021 and RMB386.2 million (US$59.2 million) will be due after one year but within five years. We may terminate these agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

Silicon Wafer Cutting

We cut silicon ingots into silicon wafers with high-precision wire saws which use steel wires carrying slurry to cut silicon wafers from the silicon ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut silicon ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each silicon ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We currently manufacture our monocrystalline silicon wafers in 158 mm x 158 mm or larger size dimensions with an average thickness of 175 microns and our multicrystalline silicon wafers in 157 mm x 157 mm dimensions with an average thickness of 186 microns. The dimensions of the silicon wafers we produce are dictated by current demands for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2018, 2019 and 2020, virgin polysilicon accounted for over 90%, and recoverable silicon materials accounted for 3.5%, 5.7% and 5.0%, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2020, purchases from foreign suppliers and domestic suppliers accounted for 75.2% and 24.8% of our total silicon raw material purchases, respectively.

In 2018, 2019 and 2020, our five largest suppliers provided 56.4%, 55.9% and 66.5%, respectively, of our total silicon purchases by value. In 2018, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 15.5% of our total silicon purchases by value. In 2019, one of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 23.3% of our total silicon purchases by value. In 2020, three of our suppliers individually accounted for more than 10%, and our largest supplier accounted for 19.6% of our total silicon purchases by value. In 2018, 2019 and 2020, our five largest group suppliers accounted for 62.9%, 68.6% and 70.0%, respectively, of our total silicon purchases by value. In 2018, three of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 22.0% of our total silicon purchases by value. In 2019, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 25.2% of our total silicon purchases by value. In 2020, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 19.6% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2020, we had RMB1.0 billion (US$153.7 million) of advances to suppliers.

In November 2020, we and our subsidiary Sichuan Jinko signed a long-term purchase agreement with certain subsidiaries of Tongwei Co., Ltd. The raw materials procurement would ensure a stable supply of polycrystalline silicon in line with our strategic and operational plans. Under the agreement, we locked in nearly 100,000 metric tons of polycrystalline silicon, and both parties could negotiate additional purchases. The price for any additional order would be negotiated and determined based on market conditions.

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

Customers and Markets

We primarily sell solar products in both China and overseas markets, and before the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2018, 2019 and 2020, we generated 26.4%, 17.5% and 18.1% of our revenues from domestic sales and 73.6%, 82.5% and 81.9% of our revenues from sales outside China, respectively. As of December 31, 2020, we had customers from China, the United States, Mexico, Australia, Japan, United Arab Emirates, Turkey, Jordan Vietnam, Egypt, Spain and Germany. The following table sets forth our net revenues generated from sales of products to customers in respective geographic locations both in absolute amounts and as percentages of net revenues, for the periods indicated.

	2018		2019		2020
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	6,610,688.1	26.4%	5,195,021.4	17.5%	6,370,975.0	976,394.6	18.1%
North America	2,746,348.9	11.0%	7,550,454.9	25.4%	10,098,116.0	1,547,604.0	28.7%
Europe	1,984,476.4	7.9%	5,201,920.0	17.5%	4,644,486.8	711,798.7	13.2%
Asia Pacific (except China which includes Hong Kong and Taiwan)	6,575,869.5	26.3%	7,304,164.1	24.6%	9,603,210.7	1,471,756.4	27.3%
Rest of the world	7,125,230.5	28.4%	4,494,727.4	15.0%	4,412,670.1	676,271.3	12.7%
Total	25,042,613.3	100.0%	29,746,287.8	100.0%	35,129,458.6	5,383,825.1	100%

Sales of solar modules are our largest revenue contributor, which accounted for 92.7% of our total revenues in 2020. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2018, 2019 and 2020. In 2018, 2019 and 2020, our largest group customer accounted for 7.2%, 10.9% and 5.3% of our total revenue, respectively. A “group customer” refers to an aggregation of our customers that are within the same corporate group. The following table sets forth the primary products sold to our top five customers and the percentage of total revenues generated by sales to our top five customers for the periods indicated:

	2018		2019		2020
	Products	(%)	Products	(%)	Products	(%)
Top five customers	Solar modules	20.5	Solar modules	23.6	Solar modules	19.7
Top five group customers	Solar modules	21.4	Solar modules	30.2	Solar modules	19.7

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and South Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, United States, Canada, South Africa, Australia, Singapore, and other countries and regions. As of December 31, 2020, we had global sales teams in China, the United Kingdom, France, Spain, Bulgaria, Greece, Ukraine, Jordan, Saudi Arabia, Tunisia, Morocco, Kenya, South Africa, Costa Rica, Colombia, Panama, Kazakhstan, Malaysia, Myanmar, Sri Lanka, Thailand, Vietnam, Poland and Argentina and 23 oversea subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Portugal, Canada, Malaysia, the United Arab Emirates, Kenya and Denmark. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

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

In November 2019, we were recognized as a “China National Manufacturing Champion” by MIIT and the China Federation of Industrial Economics.

In December 2019, we successfully joined B20 Saudi Arabia as a member of the Energy, Sustainability & Climate Taskforce.

In May 2020, we were ranked as a Top Performer for the sixth consecutive year in the 2020 PV Module Reliability Scorecard, published by PVEL in partnership with DNV GL.

In July 2020, we won the 6th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2020 organized by TÜV Rheinland.

On August 21, 2020, we were ranked as a top solar brand in debt financed projects and named a most "bankable" PV manufacturer by Bloomberg New Energy Finance. Forty-nine global solar module manufacturers were ranked based on Bloomberg New Energy Finance's global survey of key PV stakeholders assessing which module brands used in projects are most likely to obtain non-recourse debt financing from commercial banks.

In September 2020, we were recognized as the top manufacturer in Silicon Valley Toxics Coalition's latest Solar Scorecard with a perfect score of 100/100.

In December 2020, we were the sole PV company with a triple-A rating, the highest rating for credit quality in the Chinese market, in.an evaluation conducted by the China Association for Quality.

Quality Control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO9001 and IEC TS 62941 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. Our quality management systems in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yili, Xinjiang Province, Yuhuan, Zhejiang Province, Chuzhou, Anhui Province, Leshan, Sichuan Province, Penang, Malaysia and Wilmington, United States have all received the TÜV Rheinland ISO9001:2015 certification. In addition, our manufacturing facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yiwu, Zhejiang Province and Chuzhou, Anhui Province have passed the TÜV-NORD IEC TS 62941 test.

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

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar power products such as Longi Green Energy Technology Co., Ltd., Trina Solar Ltd., Canadian Solar Inc. and JA Solar Holdings Co., Ltd in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

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

Production Safety

We are subject to extensive PRC laws and regulations in relation to labor and safety. We have adopted stringent safety procedures at our facilities to limit potential damage and personal injury in the event of an accident or natural disaster, and have devised a number of internal guidelines as well as instructions for our manufacturing processes, including the operation of equipment and handling of chemicals. We distribute safety-related manuals to employees and post bulletins setting forth safety instructions, guidelines and policies throughout our facilities. Failure by employees to follow these guidelines and instructions result in monetary fines. All of our new employees undergo extensive safety training and education. We require our technical staff to attend weekly training programs taught by instructors to enhance their work safety awareness and ensure safe equipment operation. We conduct regular inspections and our experienced equipment maintenance team oversees the operation of our manufacturing lines to maintain proper and safe working conditions. As a result, our occupational health and safety management systems are certified to fulfill the OHSAS 18001:2007 standards starting from March 2012. In 2019, we completed the certification transition from OHSAS 18001 to ISO 45001. In 2020, we completed the authentication of the second-level safety standardization. Since our inception, we have not experienced any major work-related injuries.

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

Environmental Matters

We generate and discharge chemical wastes, waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental teams at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. Our environmental teams are on duty 24 hours. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations impose fees, and from January 1, 2018, taxes for the discharge of waste materials above prescribed levels, require the payment of fines for serious violations and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction and renewable energy development regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.” Jiangxi Jinko obtained the certificate issued by the Bureau of Ecology and Environment of Shangrao Economic Development Zone confirming that we were in compliance with the environmental protection laws for 2018, 2019 and 2020.

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. Our manufacturing facilities in Shangrao, Jiangxi Province have received the ISO 9001:2015 certification and our manufacturing facilities in Haining, Zhejiang Province have received the ISO 9001 and the ISO 14001 certification. Until February 22, 2021, our manufacturing facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Yiwu, Zhejiang Province, Chuzhou, Anhui Province, Yili, Xinjiang Province and Penang, Malaysia have received ISO 14001:2015 environmental management system certification. In addition, Jiangxi Jinko successfully passed the greenhouse gas emission inspection and received SGS ISO 14064:2006 in January 2019. In December 2018, Jiangxi Jinko obtained the approval of the environmental impact report on the Jinko Solar Co., LTD.’s project of the production lines with annual production capacity of 4GW diamond chip and 4GW high automation component. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level. In September 2016, we helped create the first PV recycling network in the U.S. In November 2017, we were awarded the Cradle-to-Cradle certificate by SGS, the world’s leading testing, inspection, verification, and certification organization, which demonstrates our commitment to high environmental, health and safety standards in our products and manufacturing processes. In December 2017, we were selected as a 2016-17 Leader in Silicon Valley Toxics Coalition’s Solar Scorecard, a system which ensures that the PV sector is safe for the environment, workers, and communities. In 2019, our manufacturing facility in Shangrao obtained the discharge permit for cell industry. In 2020, we received the Jinggangshan Quality Award of Jiangxi Province.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to RMB5.10 billion (US$781.5 million) as of December 31, 2020. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to RMB6.29 billion (US$963.8 million) as of December 31, 2020. Insurance coverage for Jinko Malaysia’s fixed assets and inventory amounted to RMB3.00 billion (US$459.9 million) as of December 31, 2020. As of December 31, 2020, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Technology Sdn.Bhd.(Malaysia Jinko), Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Solar Trading Co., Ltd. (“Zhejiang Trading”) of up to US$3.00 billion, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$3.40 billion and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar GmbH, JinkoSolar Canada Co., Ltd. and JinkoSolar (U.S.) Inc. of up to RMB30.00 billion (US$4.60 billion).

We engaged PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries to provide insurance coverage for the product warranty services for our solar modules worldwide. We renewed the insurance policy provided by PowerGuard upon its expiration in every May from 2011 to 2019. The policy offered back-to-back coverage through a maximum of 10-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) warranty against degradation of module power output from the time of delivery. In April 2020, our engagement with PowerGuard expired. In December 2018, we engaged Ariel Syndicate 1910 of Lloyd’s (“Ariel Re”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 2019. We renewed the insurance policy provided by Ariel Re in January 2021 and plan to renew it at the end of 2022. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery.

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of RMB19.7 million, RMB14.2 million and RMB118.9 million (US$18.2 million) in insurance premiums in 2018, 2019 and 2020, respectively.

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

On September 29, 2020, the NDRC, the NEA and the Ministry of Finance jointly issued Supplementary Notice on Matters Relating to Several Opinions on Promoting the Sound Development of Non-Hydro-Renewable Energy Power Generation, In order to further clarify relevant policies of additional subsidy funds for renewable energy electricity prices and stabilize industry expectations.

On March 5, 2020, the NEA issued Notice on Matters Related to the Construction of Wind Power and Photovoltaic Power Generation Projects in 2020, in order to adjust and improve the specific plans for the construction and management of wind power and photovoltaic power generation projects.

On February 2, 2021, the State Council issued Guiding Opinions on Accelerating the Establishment and Improvement of the Green and Low-Carbon Circular Development Economic System, in order to accelerate the establishment of a robust economic system of green and low-carbon circular development.

On February 24, 2021, the NDRC, the MOF, the People's Bank of China, the China Banking and Insurance Regulatory Commission and the NEA issued Notice on Guiding to Increase Financial Support to Promote the Healthy and Orderly Development of Wind Power and Photovoltaic Power Generation Industries , in order to help solving the problems of renewable energy companies such as tight cash flow and difficulties in production and operation.

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

According to the Foreign Investment Law and its implementing regulations, the PRC applies the administrative system of pre-establishment national treatment and negative list to foreign investments. “Pre-establishment national treatment” means the treatment accorded to foreign investors and their investments will be no less favorable to that accorded to domestic investors and their investments at the stage of investment access. On June 30, 2019, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (2019 Edition) (the “Negative List”), which came into force on July 30, 2019. “Negative list” means a special administrative measure for access of foreign investment in specific fields as imposed by the PRC. Foreign investors are not allowed to invest in the forbidden investment as specified in the negative list. Foreign investors must comply with the special equity management requirements, senior management requirements and other restrictive access special management measures when making investments in the restricted investments as specified in the negative list. The Negative List provides that sectors that are not specified in the Negative List shall be subject to administration under the principle of treating domestic investments and foreign investments equally. Simultaneously, the NDRC and the MOFCOM jointly issued the Industrial Catalogue to Encourage Foreign Investment (2020 Edition) to include photovoltaic power generation equipment manufacturing within the scope of industries that encourage foreign investment.

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

Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko, Xinjiang Jinko were subject to a preferential tax rate of 15% for 2018, 2019 and 2020. Zhejiang Jinko plans to renew this qualification to enjoy the preferential tax rate of 15% in 2021, 2022 and 2023. Jiangxi Jinko and Jiangxi Materials have successfully renewed this qualification for 2019, 2020 and 2021. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2018, 2019 and 2020. It was designated by the relevant local authorities as a “High and New Technology Enterprise” in 2020, and will enjoy the preferential tax rate of 15% in 2021 and 2022. Yuhuan Jinko and Haining Jinko enjoyed the preferential tax rate of 15% in 2019 and 2020 and will continue to enjoy such rate in 2021. Sichuan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and is subject to a preferential tax rate of 15% for 2020, 2021 and 2022.

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

C.           Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Investment Limited*	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)**	December 13, 2006	PRC	73.3%

Zhejiang Jinko Solar Co., Ltd.(“Zhejiang Jinko”)	June 30, 2009	PRC	73.3%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	73.3%

JinkoSolar GmbH	April 1, 2010	Germany	73.3%

Zhejiang Jinko Trading Co., Ltd.	June 13, 2010	PRC	73.3%

Xinjiang Jinko Solar Co., Ltd. (“Xinjiang Jinko”)	May 30, 2016	PRC	73.3%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	73.3%

JinkoSolar (U.S.) Inc.	August 19, 2010	United States	73.3%

Jiangxi Photovoltaic Materials Co., Ltd. (“Jiangxi Materials”)	December 10, 2010	PRC	73.3%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	73.3%

JinkoSolar (US) Holdings Inc.	June 7, 2011	United States	73.3%

Jinko Solar Canada Co., Ltd.	November 18, 2011	Canada	73.3%

Jinko Solar Australia Holdings Co. Pty Ltd.	December 7, 2011	Australia	73.3%

Jinko Solar Japan K.K.	May 21, 2012	Japan	73.3%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	73.3%

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	73.3%

JinkoSolar Trading Private Limited	February 6, 2017	India	73.3%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	73.3%

JinkoSolar International Development Limited****	August 28, 2015	Hong Kong	100%

Jinkosolar Household PV System Ltd.	January 12, 2015	BVI	100%

Canton Best Limited	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited (“Wide Wealth Hong Kong”)	June 11, 2012	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	United States	73.3%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	73.3%

JinkoSolar Technology (Haining) Co., Ltd (“Haining Jinko”)*****	December 15, 2017	PRC	51.0%

Jinko Solar Korea Co., Ltd.	December 3, 2018	South Korea	73.3%

JinkoSolar (Sichuan) Co., Ltd. (“Sichuan Jinko”)******	February 18, 2019	PRC	48.0%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	73.3%

Jinko PV Material Supply Sdn. Bhd.	September 23, 2019	Malaysia	73.3%

JinkoSolar (Chuzhou) Co., Ltd. (“Jinko Chuzhou”)*******	December 26, 2019	PRC	40.3%

JinkoSolar (Yiwu) Co., Ltd. (“Jinko Yiwu”)********	September 19, 2019	PRC	40.3%

JinkoSolar (Shangrao) Co., Ltd. (“Jinko Shangrao”) *********	April 17,2020	PRC	40.3%

Rui Xu Co., Ltd. (“Rui Xu”)	July 24, 2019	PRC	73.3%

Jinko Solar Denmark ApS	June 2, 2020	Denmark	73.3%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	73.3%

JinkoSolar (Chuxiong) Co., Ltd.	September 25, 2020	PRC	73.3%

Jinko Solar (Malaysia) SDN BHD.	September 25, 2020	Malaysia	73.3%

*                In the fourth quarter of 2016, JinkoSolar Investment Limited (previously known as JinkoSolar Technology Limited and Paker Technology Limited) disposed of Zhejiang Jinko Financial Leasing Co., Ltd for a consideration of RMB183.0 million. Loss on the disposal amounted to RMB15.2 million was recognized. Consideration associated with the transaction amounted to RMB128.1 million and RMB41.8 million (US$6.4 million) was collected in 2019 and 2020, respectively.

**           In the fourth quarter of 2018, we disposed of Jinko Solar Investment (Pty) Ltd and its subsidiary JinkoSolar (Pty) Ltd with the consideration of RMB1 to a third party buyer. Loss on the disposal amounted to RMB20.3 thousand was recognized. Consideration associated with the transaction was collected subsequently in 2020. In October 2020, we completed a RMB3.1 billion (approximately US$461.2 million) equity financing by our principal operating subsidiary Jiangxi Jinko. Immediately after the closing, third-party investors together with our founders and senior management personnel, directly or through their investment arms, collectively own approximately a 26.7% equity interest in Jiangxi Jinko, among which our founders and senior management personnel own 17.2% equity interest with the consideration of US$297.6 million.

***          In the third quarter of 2018, JinkoSolar and JinkoPower jointly invested in and established a company named Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), which develops and operates solar power projects in Shangrao, Jiangxi Province. Cash capital injection with the amount of RMB98.0 million had been made by JinkoPower by the end of 2018. We then held 51% equity interest of Poyang Luohong and consolidated such entity in our financial statements. In the fourth quarter of 2019, we disposed of the 51% equity interest in Poyang Luohong to an independent third party for a consideration of RMB99.8 million. Gain on the disposal amounted to RMB19.9 million was recognized. Consideration associated with the transaction was collected in full in 2019. Upon the disposal, the non-controlling interests related to Poyang Luohong with the carrying amount of RMB97.8 million was eliminated.

****       In the first quarter of 2020, JinkoSolar International Development Limited disposed of two Mexican power plants.

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

******  In the second quarter of 2019, Jiangxi Jinko, together with government background funds, established Sichuan Jinko. Cash capital injections with the amount of RMB800.0 million and RMB200.0 million had been made by the non-controlling shareholders in 2019 and 2020, respectively. We own 48.0% equity interest in Sichuan Jinko and consolidated the entity in our financial statements. Sichuan Jinko is principally engaged in the production of silicon ingot for intercompany sales within our company. In the fourth quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between our company and the government background fund.

*******In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB850.0 million had been made by the non-controlling shareholders as of December 31, 2020. We own 40.3% equity interest in Jinko Chuzhou and consolidated such entity in our financial statements. Jinko Chuzhou is principally engaged in the production of solar modules for intercompany sales within our company. In the third quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between our company and the government background fund.

********In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB765.0 million had been made by the non-controlling shareholders as of December 31, 2020. We own 40.3% equity interest in Jinko Yiwu and consolidated such entity in our financial statements. Jinko Yiwu is principally engaged in the production of solar modules for intercompany sales within our company. In the third quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between our company and the government background funds.

*********In the second quarter of 2020, Jiangxi Jinko, together with a government background fund, established Jinko Shangrao. Cash capital injections with the amount of RMB1,902 million had been made by the government fund as of December 31, 2020. We own 40.30% equity interest in Jinko Shangrao and consolidated such entity in our financial statements. Shangrao Jinko is principally engaged in the production of photovoltaic products, such as solar modules and cells.

**********In the fourth quarter of 2020, we disposed of all of our equity interest in Jinko Huineng Technology Services Co.,Ltd to JinkoPower for a consideration of RMB10.4 million (US$1.6 million). Consideration associated with the transaction was collected in December 2020.

D.Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, manufacturing from silicon wafers to solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. As of December 31, 2020, we had an integrated annual capacity of 22.0 GW for mono wafers, 11.0 GW for solar cells and 31.0 GW for solar modules.

Our revenues were RMB25.04 billion, RMB29.75 billion and RMB35.13 billion (US$5.38 billion) in 2018, 2019 and 2020, respectively. We had net income of RMB405.6 million, RMB924.4 million and RMB335.3 million (US$51.4 million) in 2018, 2019 and 2020 respectively.

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

In the second half of 2009, demand for solar power and solar power products was significantly affected by the global financial crisis. In early 2010, as the effect of the global financial crisis started to subside, industry demand for solar power and solar power products started to revive. Access to financing continued to improve from 2010 to the first half of 2011, driven by increasing awareness of renewable energy, stronger balance sheets for financing providers and sustainable government incentives to develop solar as an alternative energy solution. However, in 2011, a decrease in payment to solar power producers, in the form of FIT and other reimbursements, and a reduction in available financing caused a decrease in the demand for solar power products, including solar modules, in the European markets. Payments to solar power producers decreased as governments in Europe, under pressure to reduce public debt levels, reduced subsidies such as FIT. Furthermore, many downstream purchasers of solar power products were unable to secure sufficient financing for the solar power projects due to the global credit crunch. Demand for solar modules in Europe fell significantly in 2013. As a result, many solar power producers that purchase solar power products from manufacturers like us were unable or unwilling to expand their operations. Our business and revenue increased in Europe in 2014, partly due to the significant increase in demand for solar modules in the U.K. Compared with 2014, our revenue increased in North America in 2015 mainly attributable to the significant increase in demand for solar modules in the U.S. China had become the largest solar market in 2016, whereas the demand in India continued to grow rapidly, second to only China and the United States. A strong presence in these markets led to an increase in our revenue despite the decreasing module price as a result of the China FIT cut as well as the uncertainties of the China-United States relations, and the existing and potential changes to United States and China trade and tariffs policies. Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly cut down. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. In 2017, China remained the largest solar market and the U.S. market showed strong demand for solar modules, which was second to China, while the emerging markets grew rapidly, especially Mexico and Brazil. In 2018, demand from overseas markets continued to grow and accounted for an increasing proportion of our shipments despite of the softened domestic demand following the policy change by the Chinese government in May 2018. Subsequent to this May 2018 policy, demand in the domestic market of China experienced an immediate sharp drop, but now it is stable. The NEA has laid out their plans for a bidding system and has started to grant subsidy approvals for utility-scale projects. There is a separate subsidy scale for residential solar systems and poverty alleviation projects. Most importantly, subsidies are prepaid by the State Grid and as a result there should be no more payment delays for new projects. The May 2018 policy sets a clear direction for the country’s solar plans and helps to greatly improve sentiment for the solar sector as the country tries to smoothly transit towards grid parity and encourages a more market-driven environment rather than a policy-driven one. The total subsidy scale for 2020 was RMB1.5 billion, which was decreased from RMB3.0 billion for 2019. The solar industry continues to make tremendous technological advancements that enhance quality and efficiency while lowering the solar generation costs. On a global scale, it remains enormous room for development of solar in many regions.

Since 2020, various de-carbonization policies from major economies such as the United States, Europe and China has underpinned strong future solar demand outlook. In the United States, solar demand is expected to be more than double over the next five years under the Biden administration, with major commitments to climate change including plans for the United States to rejoin the Paris Agreement, extension of 30% solar ITC for five years, and to achieve net zero emissions by 2050. The European Union has officially announced plans to increase the greenhouse gases reduction target from 40% to at least 60% below 1990 levels by 2030. China outlined strategic plans to hit peak emissions before 2030 and reach carbon neutrality by 2060, and we are expecting the 14th Five-Year Energy Plan to focus on non-fossil energy sources with higher proportions of renewable energy, construction plans for large-scale energy storage and grid transformation. Although the periodic increase in the price of PV products has caused some downward pressure on the project’s internal rate of return, the year-end additional installation significantly increased to 48.2GW, as announced by NEA. As the economics of solar energy become more and more prominent, we expect that solar power will play a vital role in accelerating the transformation of energy generation and consumption in major economies post-COVID-19, and the demand for PV will experience steadily rapid growth globally.

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

As the accounts receivable turnover in our overseas markets decreased, especially in the United States, and a larger proportion of our sale in 2020 were to the overseas markets, our accounts receivable turnover decreased in 2020, partially offset by the longer accounts receivable turnover in China. Our accounts receivable turnover were 93 days, 85 days and 68 days in 2018, 2019 and 2020, respectively. Allowances for doubtful accounts receivable were RMB256.6 million, RMB318.2 million and RMB293.4 million (US$45.0 million) as of December 31, 2018, 2019 and 2020, respectively. Provision of allowance for doubtful accounts receivable were RMB149.0 million, RMB166.4 million and RMB26.6 million (US$4.1 million) in 2018, 2019 and 2020, respectively, and reversal of allowances for doubtful accounts receivable were RMB157.1 million, RMB104.8 million and RMB20.5 million (US$3.1 million) in 2018, 2019 and 2020, respectively. We made bad debt provisions for certain long-term receivables in prior years, which was in line with the adverse economic environment in solar industry. With the recovery of solar industry since 2013, we made efforts to improve the cash collection for the aged accounts receivable. We reversed allowance for doubtful accounts receivable upon subsequent collections. We will continue to make assessment and properly provide the provision on doubtful accounts.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the NDRC, the Ministry of Finance and the NEA issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2020, the Japanese government cut down its FIT from JPY 40 to JPY 21 for projects below 10 KW and from JPY 42 to JPY 13 for projects above 10 KW.

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

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the North American market and European market accounted for 28.7% and 13.2% of our total revenue in 2020, respectively.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2020, we had an integrated annual capacity of 22.0 GW for mono wafers, 11.0 GW for solar cells and 31.0 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

The following table presents our integrated annual capacity of silicon wafers and solar cells as of December 31, 2018, 2019 and 2020.

	Annual Production Capacity as of December 31,
	2018	2019	2020

	(GW)
Monocrystalline silicon wafers	5.7	11.5	22.0
P-type mono PERC solar cells	4.2	9.8	10.2
Normal monocrystalline solar cells	2.1	—	—
Multicrystalline solar cells	0.7	—	—
N-type solar cells	—	0.8	0.8

We expects annual mono wafer, solar cell and solar module production capacity to reach 33 GW, 27 GW (including 800 MW of N-type solar cells) and 37 GW, respectively, by the end of 2021.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third-party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2018, 2019 and 2020, the average conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 21.9%, 22.3% and 22.9%, respectively, and, in 2018 and 2019, the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers was 18.9% and 19.2%, respectively, and, in 2020, the conversion efficiency rate of our solar cells using our N-type monocrystalline silicon wafers was 23.5%. Mono PERC products require less silicon consumption and are more efficient than multi-PERC products. Most of our high-efficiency cell technologies including PERC are more suitable for mono products.

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

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%-95% of the revenue was recognized before the date of initial application, which is considered to be substantial, our management concluded that these contracts have been completed before the adoption date, and as we have elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, and was RMB28.8 million (US$4.4 million) in 2020.

Currently, we derive our revenues primarily from the sale of solar modules and, to a lesser extent, from the sales of silicon wafers and solar cells. We also derive a small portion of revenues from the disposal of power stations in Japan in 2018 and revenues from sales of two solar power plants in Mexico which was completed in 2020, as well as revenue from generated electricity and sales of other solar materials. We expect the sale of solar modules to continue to be our primary source of revenue. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	2018		2019		2020
	(RMB in		(RMB in		(RMB in	(US$in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Products
Silicon wafers	567,241.7	2.3	913,702.9	3.1	452,141.4	69,293.7	1.3
Solar cells	291,232.9	1.2	282,407.1	0.9	344,509.5	52,798.4	1.0
Solar modules	23,887,476.5	95.4	28,344,380.9	95.3	32,556,394.4	4,989,485.7	92.7
Sales of other solar materials	203,210.9	0.8	155,742.5	0.5	478,184.0	73,284.9	1.3
Sales of Solar projects	93,451.3	0.3	—	—	1,197,712.6	183,557.5	3.4
Services
Revenue from generated electricity	—	—	50,054.4	0.2	100,516.6	15,404.8	0.3
Total	25,042,613.3	100.0	29,746,287.8	100.0	35,129,458.6	5,383,825.1	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, the sales volumes for the periods indicated:

	2018	2019	2020
Sales volume:
Silicon wafers (MW)	1,168.6	2,383.3	1,583.7
Solar cells (MW)	364.9	478.1	670.6
Solar modules (MW)	11,170.5	14,207.5	18,770.6

The following table presents the sales volumes by solar module types for the periods indicated:

	2018	2019	2020
Sales volume:
Solar modules – Poly (MW)	6,420.2	3,554.1	385.0
Solar modules – Mono (MW)	1,910.8	943.8	115.2
Solar modules – Mono PERC (MW)	2,839.5	9,709.6	18,270.3
Total	11,170.5	14,207.5	18,770.6

Pursuant to our order book of 2021, we are well positioned with 50% of expected solar module shipments for full year 2021 secured as of March 31, 2021, compared to 55% of total solar module shipments for full year 2020 secured as of March 31, 2020.

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2018, 2019 and 2020, our cost of revenues was RMB21.53 billion, RMB24.31 billion and RMB28.96 billion (US$4.44 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment of long-lived assets.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2018, 2019 and 2020, our selling and marketing expenses were RMB1.71 billion, RMB2.25 billion and RMB2.47 billion (US$379.2 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, disposal and impairment of long-lived assets as well as provision for bad debts. In 2018, 2019 and 2020, our general and administrative expenses were RMB779.4 million, RMB1.06 billion and RMB1.41 billion (US$216.0 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2018, 2019 and 2020, our research and development expenses were RMB366.6 million, RMB324.4 million and RMB389.2 billion (US$59.6 million), respectively.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment for upgrade in our wafer and cell production line and impairment for one of our overseas solar power projects. In 2018, 2019 and 2020, we recognized impairment of long-lived assets of RMB14.5 million, RMB68.3 million and RMB114.2 million (US$17.5 million), respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2018, 2019 and 2020, we incurred interest expenses of RMB429.3 million, RMB605.9 million and RMB705.2 million (US$108.1 million), net of interest income of RMB83.5 million, RMB171.0 million and RMB216.6 million (US$33.2 million), respectively. Interest expense capitalized during the construction period of property, plant and equipment, and project assets in 2018, 2019 and 2020 were RMB51.2 million, RMB43.8 million and RMB29.3 million (US$4.5 million), respectively.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations on us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future. In 2018, 2019 and 2020, our government subsidy income, which was not assets-related, was RMB52.2 million, RMB63.0 million and RMB192.0 million (US$29.4 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB8.1 million, RMB24.9 million and RMB20.0 million (US$3.1 million) in 2018, 2019 and 2020, respectively.

Exchange (Loss)/Gain, Net

In 2018, we incurred foreign exchange gain of RMB33.7 million, primarily due to appreciation of the U.S. dollars against Renminbi. In 2019, we incurred foreign exchange gain of RMB8.8 million, primarily due to the appreciation of the U.S. dollars against the Renminbi. In 2020, we incurred foreign exchange loss of RMB336.5 million (US$51.6 million), primarily due to deprecation of the U.S. dollars against the Renminbi.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee income from JinkoPower and expenses related to charitable donations in 2018, 2019 and 2020. We had net other income of RMB25.8 million, RMB17.9 million and RMB2.3 million (US$0.4 million) in 2018, 2019 and 2020, respectively.

Change in Fair Value of Foreign Exchange Forward Contracts

We recognized a loss arising from change in fair value of foreign exchange forward contracts of RMB44.1 million and RMB78.3 million in 2018 and 2019, respectively, and a gain of RMB191.2 million (US$29.3 million) in 2020. The gain/(loss) from foreign exchange forward contracts was primary due to fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange options

In 2018, 2019 and 2020, we recognized a loss arising from change in fair value of foreign exchange options of RMB9.7 million, RMB0.3 million and RMB3.6 million (US$0.6 million), respectively. The loss from foreign exchange options was primarily due to the depreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Call Option

We recognized a loss arising from change in fair value of convertible senior notes and call option of nil, RMB29.3 million and RMB725.8 million (US111.2 million) in 2018, 2019 and 2020, respectively. We issued convertible senior notes and call option in 2019, the loss arising from change in fair value of which was primarily due to a significant increase in the price of our ADSs in 2020.

Change in Fair Value of Interest Rate Swap

To finance our overseas power station business operations and expansion, our operating subsidiaries located in Mexico and Argentina will obtain long-term bank borrowings from local banks, which will carry variable interest rates. With an aim to reduce our interest rate exposure, we entered into a long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The rate swap is a derivative which needs to be fairly valued at each reporting period end. In 2018, we recognized gain from the fair value change of interest rate swap of RMB9.7 million. In 2019, we recognized a loss from the fair value change of interest rate swap of RMB70.0 million. In 2020, we recognized a loss arising from the fair value change of the rate swap derivative of RMB78.9 million (US$12.1 million). The loss from interest rate swap in 2020 was primarily due to a decrease in the U.S. dollar LIBOR interest rates.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, as amended, and options for a total of 9,336 ordinary shares were outstanding as of December 31, 2020. We adopted our 2014 Equity Incentive Plan on August 18, 2014 and options for a total of 707,412 ordinary shares were outstanding as of December 31, 2020. We adopted our 2021 Equity Incentive Plan on March 5, 2021. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2018, 2019 and 2020:

	2018		2019		2020
	(RMB in		(RMB in		(RMB in	(US$in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Cost of revenues	967.3	3.3	(771.5)*	(16.9)	328.6	50.4	35.6
Selling and marketing expense	6,415.2	21.9	3,425.0	74.8	461.6	70.7	50.0
General and administrative expense	24,066.5	82.1	1,140.8	25.0	145.8	22.3	15.8
Research and development expense	(2,141.1)*	(7.3)	784.0	17.1	(13.1)*	(2.0)	(1.4)
Total share-based compensation expenses	29,307.9	100.0	4,578.3	100.0	922.9	141.4	100.0

*     Cost of revenues in 2019 and research and development expense in 2018 and 2020 were negative as certain employees departed from our company and their respective share-based compensation awards were forfeited.

As the share options granted under our 2014 Equity Incentive Plan are graded vested in five successive equal annual installments, and most of the options granted under the plan had been vested in previous years, the share-based compensation expenses decreased in 2018, 2019 and 2020.

Taxation

Under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko, Yuhuan Jinko, Haining Jinko and Xinjiang Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko and Xinjiang Jinko were subject to a preferential tax rate of 15% for 2018, 2019 and 2020. Zhejiang Jinko plans to renew this qualification to enjoy the preferential tax rate of 15% in 2021, 2022 and 2023. Jiangxi Jinko and Jiangxi Materials have successfully renewed this qualification for 2019, 2020 and 2021. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2018, 2019 and 2020. It was also designated by the relevant local authorities as a “High and New Technology Enterprise” in 2020, and will enjoy the preferential tax rate of 15% in 2021 and 2022. Yuhuan Jinko and Haining Jinko enjoyed the preferential tax rate of 15% in 2019 and 2020 and will continue to enjoy such rate in 2021. Sichuan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and is subject to a preferential tax rate of 15% for 2020, 2021 and 2022.

In addition, under the CIT Law, an enterprise established outside China with “de facto management bodies” within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC corporate income tax at the rate of 25% on its global income. Under the Implementation Rules of the CIT Law, the term “de facto management bodies” refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. On April 22, 2009, the STA promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC tax residents such as our company, JinkoSolar Investment and Wide Wealth Group Holdings Limited. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%.

Under the CIT Law and the Implementation Rules of the CIT Law, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. Under the tax arrangement between Hong Kong and China, a reduced tax rate of 5% for dividends paid to a Hong Kong company will be applied provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary. Both JinkoSolar Investment and Wide Wealth Group Holdings Limited are our Hong Kong subsidiaries. 100% of the equity interests in Jiangxi Jinko, 25% of the equity interests in Zhejiang Jinko and 100% of the equity interests in JinkoSolar (Shanghai) Management Co., Ltd. are owned directly by JinkoSolar Investment. If neither JinkoSolar Investment nor Wide Wealth Group Holdings Limited is deemed a PRC tax resident enterprise and they have obtained the tax resident certificate of Hong Kong, are treated as the beneficial owner of the dividends paid by Jiangxi Jinko, Zhejiang Jinko and JinkoSolar (Shanghai) Management Co., Ltd. to JinkoSolar Investment, as the case may be, and own such equity for at least 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax pursuant to the tax arrangement between Hong Kong and China as discussed above. According to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits (Trial Implementation) issued by the STA on August 24, 2009 which became effective on October 1, 2009, the application of the preferential withholding tax rate under a bilateral tax treaty is subject to the approval of competent PRC tax authorities. According to the Circular of the State Taxation Administration on How to Understand and Identify a “Beneficial Owner” under Tax Treaties which became effective on October 27, 2009, and the Announcement of the State Taxation Administration on the Determination of “Beneficial Owners” in the Tax Treaties, effective on June 29, 2012, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. The circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Taxation Administration on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Taxation Administration on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015 and was amended in June 2018, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities.

Pursuant to the Provisional Regulation of the PRC on Value Added Tax issued by the State Council, effective on January 1, 1994 and lately amended and effective on February 6, 2016, or the Provisional Regulation, and its Implementing Rules, all entities and individuals that are engaged in the sale of goods, the provision of processing, repairs and installation services, the sale of services, intangible assets and real property in China and the importation of goods in China are required to pay VAT. According to the Provisional Regulation, gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17% with exceptions for certain categories of goods that are taxed at a VAT rate of 13%.The Provisional Regulation was further amended on November 19, 2017, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the MOF and the STA on Adjusting Value-added Tax Rates was promulgated, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated by the Ministry of Finance, the STA and the General Administration of Customs, which provides that, effective April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services was adjusted from 16% to 13%, with the VAT rate of certain categories of goods adjusted from 10% to 9%. In addition, under the Provisional Regulation, the input VAT for the purchase of fixed assets is deductible from the output VAT, except for goods or services that are used in non-VAT taxable items, VAT exempted items and welfare activities, or for personal consumption. According to former VAT levy rules, equipment imported for qualified projects is entitled to import VAT exemption and the domestic equipment purchased for qualified projects is entitled to VAT refund. However, such import VAT exemption and VAT refund were both eliminated as of January 1, 2009. On the other hand, if a foreign-invested enterprise obtained the confirmation letter of Domestic or Foreign Invested Project Encouraged by the State before November 10, 2008 and declared importation of equipment for qualified projects before June 30, 2009, it may still be qualified for the exemption of import VAT. The importation of equipment declared after July 1, 2009 will be subject to the import VAT.

Effective on January 1, 2012, the MOF and the STA launched the VAT Pilot Program in Shanghai. On April 10, 2013, the State Council announced the nationwide implementation of the Pilot Program, which took effect from August 1, 2013. VAT payable on taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. The amount of VAT payable does not result directly from output VAT generated from taxable services provided. In addition, the MOF and the STA released a notice, which further expanded the scope of taxable services subject to VAT on December 12, 2013, effective from January 1, 2014, replacing the Business Tax to Value Added Tax Circular 37 released by the MOF and the STA on May 24, 2013. On March 23, 2016, the MOF and the STA issued a notice, pursuant to which, effective from May 1, 2016, pilot program of replacing the business tax with VAT will be implemented nationwide, and the industry of construction, real estate, finance, life services will fall within the scope of taxable services subject to VAT instead of the business tax.

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

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts were completed before the adoption date, and as we have elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, and was RMB28.8 million (US$4.4 million) in 2020.

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

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2018, 2019 and 2020, no incremental cost was capitalized as assets.

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

The total amounts of retainage that were not recognized as revenue were RMB63.2 million, RMB55.6 million and RMB26.8 million (US$4.1 million) as of December 31, 2018, 2019 and 2020, respectively. Revenue recognized upon the cash collection of the retainages under ASC 605 in 2018, 2019 and 2020 were RMB26.6 million, RMB7.7 million and RMB28.8 million (US$4.4 million), respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

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

We recognize electricity generation revenue on project assets constructed with a plan to operate the plant when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

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

Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of our customers to make payments. We periodically assess accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, we conduct a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, our historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. We will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is probable. We may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, we closely monitor the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluate whether any of such adverse change warrants further action to be taken us, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also our general practice to suspend further sales to any customer with significant overdue balances. We adopted ASC 326 on January 1, 2020 and have also made updates to our policies and internal controls over financial reporting as a result of adoption. Prior to 2020, credit loss allowance of accounts receivable was determined to be the amount of probable incurred credit losses based on historical default experiences as well as other factors associated with the credit risk of our customers.

Other assets

During the year of 2018, the U.S. Department of Commerce issued the amended final results of its fourth administrative review on the counterveiling duties (“CVD”) imposed on the crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. As a result, CVD rate on us was amended to be 10.64% from 20.94%, covering the period from January 1, 2015 to December 31, 2015, and all future exports to the United States starting from July 2018 (“CVD AR4”). Pursuant to the final results of fourth administrative review, we recorded a reversal of costs of revenues and recognized refundable deposits due from the U.S. Customs with the amount of US$30.5 million (RMB209.5 million), representing the difference between the amended rate and the previous rate during the period from January 1, 2015 to December 31, 2015. During the year of 2019, due to the delay of liquidation of the refundable deposits, based on our latest communication with the U.S. Department of Commerce and best estimation, we re-classified the above CVD AR4 receivables from “Prepayments and other current assets” to “Other assets-third parties” which was measured at amortized cost basis. The discount on the balance of the receivable on the re-classification date, with the amount of US$2.81 million (RMB19.3 million) was recorded as costs of sales. During the year of 2020, CVD rate on us was further amended to be 4.22%; we recorded a reversal of costs of revenues and refundable deposits with the amount of US$23.5 million (RMB153.3 million) based on the difference between the amended rate and the previous rate.

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

During the year of 2020, the U.S. Department of Commerce issued its final results of the sixth administrative review, and the finalized CVD rate applicable to us was 12.67%, which was initially 20.94%, covering the period from January 1, 2017 to December 31, 2017, and all future exports to the United States starting from December 2020 (“CVD AR6”). Pursuant to the final results of sixth administrative review, we recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of US$0.4 million (RMB2.6 million) under “other assets – third parties” on an amortized cost basis based on our best estimation of related liquidation.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market value. Certain factors could impact the realizable value of inventory. Therefore, we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required, which could negatively impact our gross profit margin and operating results. If actual market conditions are more favorable, we may have higher gross profit margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on our gross margin percentage for any of the years presented. Provisions for inventories valuation were RMB220.2 million, RMB135.9 million and RMB270.9 million (US$41.5 million) in 2018, 2019 and 2020, respectively.

In addition, we analyze our firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no loss provision recorded related to these long-term contracts for each of the three years ended December 31, 2018, 2019 and 2020.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. We compute depreciation using the straight-line method over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	5~10 years
Furniture, fixture and office equipment	3~5 years
Motor vehicles	4~5 years

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

Interest Capitalization

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, we capitalize interest on amounts expended on the project at our weighted average cost of borrowing money. Interest expense capitalized associated with the construction projects in 2018, 2019 and 2020 were RMB51.2 million, RMB43.8 million and RMB29.3 million (US$4.5 million), respectively.

Project Assets, net

Project assets represented the costs of solar power plants held for generation of electricity revenue, solar power plants held with the intention to sell to third parties and solar power plants under construction. Project assets are stated in the consolidated balance sheets at cost less accumulated depreciation and impairment provision, if any.

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

Costs capitalized in the construction of solar power plants under development will be transferred to completed solar power plants upon completion and when they are ready for intended use, which is at the point of time when the solar power plant is connected to the grids and begins to generate electricity. Depreciation of the completed solar power plant held for generation of eletricity revenue commences once the solar power plant is ready for the intended use. Depreciation is computed using the straight-line method over the expected life of 20 years.

We do not depreciate project assets when such project assets are constructed for sale upon completion. Any revenue generated from such project assets connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development.

We made decision to sell certain of our solar projects to third parties in 2018. All cash flows related to the development and construction of project assets constructed for external sales are a component of cash flows from operating activities.

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

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. We review several factors to determine whether an impairment is recognized. These factors include, but are not limited to, (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

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

In 2017 and 2018, we disposed of certain machinery and equipment (“leased assets”) with a net book value of RMB1.07 billion to a third party (the “purchaser-lessor”), and simultaneously entered into one four-year contract and two three-year contracts to lease back the leased assets from the purchaser-lessor. Deferred loss related to these sale-leaseback transactions amounted to RMB268.5 million, which is recognized upon disposal and will be amortized into expense over the remaining useful lives of the leased assets. We amortized related disposal loss amounted to RMB36.6 million, RMB33.6 million and RMB27.5 million (US$4.2 million) in 2018, 2019 and 2020, respectively.

Impairment of long-lived assets

Our long-lived assets include property, plant and equipment, project assets, land use rights and intangible assets with finite lives. Our business requires heavy investment in manufacturing equipment that is technologically advanced, but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. We may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analysis.

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

We applied significant judgements in estimating the expected failure rate of our solar module products and the estimated replacement costs associated with fulfilling our warranty obligations when measuring the warranty costs. Based on our actual claims incurred during the past years which appears to be consistent with the market practice, we projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on our actual claims experience in the historical periods as well as management’s current best estimation, we believe that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by us, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation which continued to drop in recent years, we reversed previous years’ recorded warranty liability of RMB162.4 million, RMB123.9 million and RMB123.9 million (US$19.0 million) in 2018, 2019 and 2020, respectively.

The warranty costs were classified as current liabilities under “other payables and accruals” and non-current liabilities under “accrued warranty costs – non-current”, respectively, which reflect our estimation of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2018, 2019 and 2020, warranty costs accrued for the modules delivered in the same periods before the reversals due to updated product replacement cost were RMB278.4 million, RMB303.7 million and RMB363.2 million (US$55.7 million), respectively. The utilization of the warranty accruals for the years ended December 31, 2018, 2019 and 2020 were RMB102.6 million, RMB85.0 million and RMB98.5 million (US$15.1 million), respectively. Utilization of warranty accruals in 2018 was mainly related to a specific batch of solar modules shipped in 2017 with welding defects. Utilization of warranty accruals in 2019 was mainly caused by the extreme climatic conditions in Xinjiang, China and India. Utilization of warranty accruals in 2020 was mainly due to sporadic customer claims with accumulation of our solar module shipment. Considering the defective modules only comprised a small portion of our module shipments, it is less likely to have a significant impact on our estimation on the expected failure rate of module production.

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

Government grants

Government grants related to technology upgrades and export market developments are recognized as subsidy income when received. In 2018, 2019 and 2020, we received financial subsidies of RMB52.2 million, RMB63.0 million and RMB192.0 million (US$29.4 million) from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions, including none related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authority.

Government grants related to assets are initially recorded as other payables and accruals which are deducted to the carrying amount when the assets are ready for use. We received government grant for assets of RMB8.1 million, RMB24.9 million and RMB20.0 million (US$3.1 million) in 2018, 2019 and 2020, respectively.

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

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income taxes are not provided on undistributed earnings of our subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of our PRC subsidiaries intended to be permanently reinvested total RMB3.88 billion (US$594.4 million) and the amount of the unrecognized deferred taxes liabilities on the permanently reinvested earnings was RMB193.9 million (US$29.7 million) as of December 31, 2020.

Valuation allowances are determined by assessing both positive and negative evidence and have been provided against the net deferred tax asset due to the uncertainty surrounding their realization. As of December 31, 2018, 2019 and 2020, valuation allowances of RMB114.6 million, RMB144.3 million and RMB136.8 million (US$21.0 million) were provided against deferred tax assets because it was more likely than not that such portion of deferred tax would not be realized based on our estimate of the future taxable income of all our subsidiaries. If events occur in the future that allow us to realize more of our deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Certain valuation allowances were reversed in 2018, 2019 and 2020, when certain subsidiaries generated sufficient taxable income to utilize the deferred tax assets. Due to the strong financial performance and profitable condition of certain subsidiaries, we have determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets.

The accounting for uncertain tax positions requires that we recognize in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Our policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. For periods presented, we did not have any interest and penalties associated with tax positions. As of December 31, 2018, 2019 and 2020, we did not record any liability for any uncertain tax positions.

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

As of December 31, 2020, the estimated fair value of the 2024 Notes amounted to approximately RMB1.83 billion. We recorded gain from foreign exchange remeasurement of RMB38.4 million in net income and gain from foreign exchange remeasurement of RMB60.3 million in other comprehensive income for the year ended December 31, 2020, respectively. We recorded loss from change in fair value of 2024 Notes of RMB1.20 billion and RMB60.3 million in net income and other comprehensive income for the year ended December 2020, respectively.

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

The economic substance of the Call option is the same as a traditional forward repurchase contract. Because the Call option permitted net cash settlement, it was classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. We accounted for the Call option as a free-standing derivative asset on its consolidated balance sheet when the Call option was entered into in May 2019. The derivative asset was initially recorded at its fair value of US$30 million on the commencement date which represented the amount of cash transferred to the Dealer. The derivative asset was subsequently recorded at fair value with changes in fair value recorded in earnings. We recorded a gain from change in fair value of the Call option with the amount of RMB476.3 million and an exchange loss of the Call option with the amount of RMB13.5 million for the year ended December 31, 2020.

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

A summary of changes in fair value of convertible senior notes in 2018, 2019 and 2020 was as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at January 1,	65,342	68,632	728,215,869
Issuance of convertible senior notes	—	585,301,500	—
Foreign exchange (gain)/loss	3,290	7,675,500	(38,359,987)
Change in fair value of convertible senior notes	—	114,149,092	1,202,082,070
Other comprehensive (income)/loss	—	21,089,777	(60,325,828)
Repurchase of convertible senior notes	—	(68,632)	—
Balance at December 31,	68,632	728,215,869	1,831,612,124

A summary of changes in fair value of call option for the years ended December 31, 2018, 2019 and 2020 was as follows:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at January 1,	—	—	294,177,634
Issuance of Call option	—	206,577,000	—
Foreign exchange gain/(loss)	—	2,709,000	(13,539,000)
Change in fair value of Call option	—	84,891,634	476,290,547
Balance at December 31,	—	294,177,634	756,929,181

Guarantees

In connection with our disposal of JinkoPower downstream business in 2016, we entered into a master service agreement with JinkoPower under which we agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements entered into within a three-year period from October 2016. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, we will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB2.32 billion (US$355.4 million) as of December 31, 2020. We charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

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

Pursuant to the master service agreement, guarantee service fee is to be settled semi-annually, and the management believes the guarantee fee charges are at market rates. The guarantee receivables are settled upon the receipt of guarantee fees from JinkoPower. We have received RMB29.5 million, RMB18.6 million and RMB18.4 million (US$2.8 million) guarantee fees from JinkoPower in 2017, 2018 and 2019, respectively.

As of December 31, 2019 and 2020, we recorded the guarantee fee income receivable amounted to RMB115.4 million and RMB107.3 million (US$16.4 million) and a guarantee liability amounted to RMB72.0 million and RMB57.3 million (US$8.8 million), respectively. The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized for the period during the years ended December 31, 2018, 2019 and 2020 amounted to RMB26.2 million, RMB18.6 million and RMB14.7 million (US$2.3 million), respectively.

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

	2018		2019		2020
	(RMB)	(%)	(RMB)	(%)	(RMB)	(US$)	(%)

	(in thousands, except percentage)
Consolidated Statement of Operations
Revenues	25,042,613.3	100.0	29,746,287.8	100.0	35,129,458.6	5,383,825.1	100.0
Sales of solar modules	23,887,476.5	95.4	28,344,380.9	95.3	32,556,394.4	4,989,485.7	92.7
Sales of silicon wafers	567,241.7	2.3	913,702.9	3.1	452,141.4	69,293.7	1.3
Sales of solar cells	291,232.9	1.1	282,407.1	0.9	344,509.5	52,798.4	1.0
Sales of solar projects	93,451.3	0.4	—	—	1,197,712.6	183,557.5	3.4
Revenue from generated electricity	—	—	50,054.4	0.2	100,516.6	15,404.8	0.3
Sales of other solar materials	203,210.9	0.8	155,742.5	0.5	478,184.0	73,284.9	1.3
Cost of revenues	(21,528,868.4)	(86.0)	(24,314,602.1)	(81.7)	(28,957,798.1)	(4,437,976.7)	(82.4)
Gross profit	3,513,744.9	14.0	5,431,685.7	18.3	6,171,660.5	945,848.4	17.6
Total operating expenses	(2,868,818.1)	(11.4)	(3,702,059.1)	(12.4)	(4,386,731.1)	(672,293.2)	(12.5)
Income from operations	644,926.8	2.6	1,729,626.6	5.8	1,784,947.4	273,555.2	5.1
Interest expenses, net	(295,692.0)	(1.2)	(391,582.1)	(1.3)	(459,233.9)	(70,380.7)	(1.3)
Subsidy income	52,176.5	0.2	63,017.0	0.2	191,980.7	29,422.3	0.6
Exchange (loss)/gain	33,681.1	0.1	8,808.6	0.0	(336,522.9)	(51,574.4)	(1.0)
Other income, net	25,817.1	0.1	17,873.4	0.1	2,292.2	351.3	0.0
(Loss)/gain on disposal of subsidiaries	(9,425.4)	(0.0)	19,935.1	0.1	—	—	—
Change in fair value of foreign exchange forward contracts	(44,089.7)	(0.2)	(78,283.5)	(0.3)	191,185.8	29,300.5	0.6
Change in fair value of foreign exchange options	(9,720.2)	(0.0)	(330.7)	(0.0)	(3,607.8)	(552.9)	(0.0)
Change in fair value of interest rate swap	9,701.0	0.0	(69,974.5)	(0.2)	(78,878.1)	(12,088.6)	(0.2)
Change in fair value of convertible senior notes and call option	—	—	(29,257.5)	(0.1)	(725,791.5)	(111,232.4)	(2.1)
Convertible senior notes issuance costs	—	—	(18,646.1)	(0.1)	—	—	—
Income tax expenses	(4,409.5)	(0.0)	(277,979.0)	(0.9)	(178,410.8)	(27,342.7)	(0.5)
Equity in income/(loss) of affiliated companies	2,609.9	0.0	(48,854.7)	(0.2)	(52,705.8)	(8,077.5)	(0.2)
Income from continuing operations, net of tax	405,575.6	1.6	924,352.5	3.1	335,255.3	51,380.1	1.0
Net income	405,575.6	1.6	924,352.5	3.1	335,255.3	51,380.1	1.0
Less: Net income/(loss) attributable to the non-controlling interests from continuing operations	(903.2)	(0.0)	25,690.3	0.1	104,870.6	16,072.1	0.3
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	406,478.8	1.6	898,662.2	3.0	230,384.7	35,308.0	0.7

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

2020 compared with 2019

Revenues. Our revenues increased by 18.1% from RMB29.75 billion in 2019 to RMB35.13 billion (US$5.38 billion) in 2020, primarily due to the increase in shipments of solar modules, which was partially offset by a decline in the average selling price of solar modules.

Our sales of solar modules increased by 14.9% from RMB28.34 billion in 2019 to RMB32.56 billion (US$4.99 billion) in 2020, primarily due to the significant increase in sales volume of solar modules, partially offset by a decrease in the average selling price. The sales volume of our solar modules increased by 32.2% from 14.2 GW in 2019 to 18.8 GW in 2020. The average selling price of our solar modules decreased from 2019 to 2020, primarily due to the intensified global market competition of solar modules.

Our sales of silicon wafers decreased by 50.5% from RMB913.7 million in 2019 to RMB452.1 million (US$69.3 million) in 2020. The sales volume of our silicon wafers decreased by 33.6% from 2,383.3 MW in 2019 to 1,583.7 MW in 2020.

Our sales of solar cells increased by 22.0% from RMB282.4 million in 2019 to RMB344.5 million (US$52.8 million) in 2020. The sales volume of our solar cells increased by 40.3% from 478.1 MW in 2019 to 670.6 MW in 2020.

We generated revenue from sales of solar projects of RMB1.20 billion (US$183.6 million) in 2020, as we completed the sale of two solar power plants in Mexico with a combined capacity of 155 MW to an independent third party in March 2020. We did not generate any revenue from sales of solar projects in 2019.

Our revenue from electricity generation increased from RMB50.1 million in 2019 to RMB100.5 million (US$15.4 million) in 2020. Our revenue from electricity generation was primarily attributable to our solar project in Argentina that were connected to grids and began to generate electricity in the second quarter of 2019.

Our sales of other solar materials increased by 207.0% from RMB155.7 million in 2019 to RMB478.2 million (US$73.3 million) in 2020. Our sales of other materials primarily consist of sales of raw materials and auxiliary materials.

Cost of Revenues. Our cost of revenues increased by 19.1% from RMB24.31 billion in 2019 to RMB28.96 billion (US$4.44 billion), primarily due to an increase in shipments of solar modules.

Gross Profit. Our gross profit increased by 13.6% from RMB5.43 billion in 2019 to RMB6.17 billion (US$945.8 million), mainly attributable to (i) an increase in the shipments of solar modules in 2020, which was partially offset by a decline in the average selling price of solar modules, (ii) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, and (iii) the continued reduction of integrated production costs resulting from our industry-leading integrated cost structure.

Our gross margin decreased from 18.3% in 2019 to 17.6% in 2020. Excluding the CVD and ADD reversal benefits based on the amended final results published by the U.S. Department of Commerce, our gross margin decreased from 17.5% in 2019 to 17.1% in 2020, primarily due to (i) a decline in the average selling price of solar modules due to the intensified global market competition of solar modules and (ii) an increase in the cost of raw materials.

Operating Expenses. Our operating expenses increased by 18.6% from RMB3.70 billion in 2019 to RMB4.39 billion (US$672.3 million) in 2020, primarily due to (i) an increase in shipping cost, (ii) an increase in disposal loss on property, plant and equipment as a result of our upgrade of production equipment, and (iii) an increase in impairment loss on an overseas solar power project in the amount of RMB93.8 million (US$14.4 million) in the fourth quarter of 2020.

Our selling and marketing expenses increased by 9.8% from RMB2.25 billion in 2019 to RMB2.47 billion (US$379.2 million) in 2020, primarily due to the increase in shipping cost as a result of increase in sales volume of solar modules in 2020.

Our general and administrative expenses increased by 33.0% from RMB1.06 billion in 2019 to RMB1.41 billion (US$216.0 million) in 2020, primarily due to an increase in disposal loss on property, plant and equipment as a result of the upgrade of production equipment.

Our impairment of long-lived assets increased from RMB68.3 million in 2019 to RMB114.2 million (US$17.5 million) in 2020 as a result of the obsolescence of certain equipment for upgrade in our wafer and cell production line and impairment for one of our overseas solar power projects.

Our research and development expenses increased by 20.0% from RMB324.4 million in 2019 to RMB389.2 million (US$59.6 million) in 2020 as we strengthened our research and development efforts in 2020.

Income from Operations. As a result of the foregoing, our income from operations increased by 2.89% from RMB1.73 billion in 2019 to RMB1.78 billion (US$273.6 million) in 2020. Our operating profit margin decreased from 5.8% in 2019 to 5.1% in 2020.

Interest Expenses, Net. Our net interest expenses increased by 17.3% from RMB391.6 million in 2019 to RMB459.2 million (US$70.4 million) in 2020 due to an increase in interest expense with the increase of interest-bearing debts.

Subsidy Income. Our subsidy income increased from RMB63.0 million in 2019 to RMB192.0 million (US$29.4 million) in 2020, primarily due to increase in subsidies received from local government for newly established manufacturing plant.

Exchange Loss. We recognized a foreign exchange gain of RMB8.8 million in 2019 and a foreign exchange loss of RMB336.5 million (US$51.6 million) in 2020, primary due to the deprecation of the U.S. dollars against the Renminbi. Other Income, Net. We had net other income of RMB2.3 million (US$0.4 million) in 2020, compared with net other income of RMB17.9 million in 2019, which is primarily attributable to our charitable donations for the outbreak of COVID-19.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a gain arising from change in fair value of foreign currency forward contracts of RMB191.2 million (US$29.3 million) in 2020, compared with a loss of RMB78.3 million in 2019, primarily due to fluctuation in the Renminbi exchange rate against the U.S. dollars. With the rapid increase in overseas orders, we increased our foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months.

Change in Fair Value of Foreign Exchange Options. We recognized a loss arising from change in fair value of foreign exchange options of RMB3.6 million (US$0.6 thousand) in 2020, compared with RMB0.3 million in 2019. The loss from foreign exchange options was primarily due to the depreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Interest Rate Swap. We recorded a loss arising from change in fair value of interest rate swap of RMB78.9 million (US$12.1 million) in 2020, compared with a loss of RMB70.0 million in 2019. The loss from interest rate swap in 2020 was primarily due to a decrease in the U.S. dollar LIBOR interest rates.

Change in fair value of convertible senior notes and call option. We recorded a loss arising from change in fair value of convertible senior notes and call option of RMB725.8 million (US$111.2 million) in 2020, compared to RMB29.3 million in 2019. The change in 2020 was primarily due to a significant increase in our stock price in 2020.

Convertible senior notes issuance costs. We recorded convertible senior notes issuance costs of nil in 2020, compared to RMB18.6 million in 2019 attributable to our issuance of convertible senior notes of US$85.0 million in aggregate principal amount in May 2019.

Income Tax Expense. We recorded an income tax expense of RMB178.4 million (US$27.3 million) in 2020, compared with an income tax expense of RMB278.0 million in 2019. The effective tax rate was 31.5% in 2020, compared with 22.2% in 2019, mainly attributable to the significant loss arising from change in fair value of convertible senior notes and call option from JinkoSolar Holding Co., Ltd., our Cayman Islands company.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB898.7 million in 2019 to RMB230.4 million (US$35.3 million) in 2020. Our net profit margin decreased from 3.0% in 2019 to 0.7% in 2020.

2019 compared with 2018

Revenues. Our revenues increased by 18.8% from RMB25.04 billion in 2018 to RMB29.75 billion in 2019, primarily due to the increase in shipments of solar modules, which was partially offset by a decline in the average selling price of solar modules.

Our sales of solar modules increased by 18.7% from RMB23.89 billion in 2018 to RMB28.34 billion in 2019, primarily due to the significant increase in sales volume of solar modules, partially offset by a decrease in the average selling price. The sales volume of our solar modules increased by 27.2% from 11.2 GW in 2018 to 14.2 GW in 2019. The average selling price of our solar modules decreased from 2018 to 2019, primarily due to oversupply of solar power products in the market which led to a decrease in the market value of solar modules.

Our sales of silicon wafers increased by 61.1% from RMB567.2 million in 2018 to RMB913.7 million in 2019. The sales volume of our silicon wafers increased by 103.9% from 1,168.6 MW in 2018 to 2,383.3 MW in 2019.

Our sales of solar cells decreased by 3.0% from RMB291.2 million in 2018 to RMB282.4 million in 2019. The sales volume of our solar cells increased by 31.0% from 364.9 MW in 2018 to 478.1 MW in 2019.

We generated revenue from sales of solar projects of RMB93.5 million in 2018, as we sold a solar project constructed for external sales to an independent third party in March 2018. We did not generate any revenue from sales of solar projects in 2019.

Our revenue from electricity generation increased from nil in 2018 to RMB50.1 million because certain of our overseas solar projects were connected to grids and began to generate electricity in 2019.

Our sales of other solar materials decreased by 23.4% from RMB203.2 million in 2018 to RMB155.7 million in 2019. Our sales of other materials primarily consist of sales of raw materials and auxiliary materials.

Cost of Revenues. Our cost of revenues increased by 12.9% from RMB21.53 billion in 2018 to RMB24.3 billion in 2019, primarily due to an increase in shipments of solar modules.

Gross Profit. Our gross profit increased by 54.6% from RMB3.51 billion in 2018 to RMB5.43 billion in 2019, mainly attributable to (i) an increase in the shipments of solar modules in 2019, which was partially offset by a decline in the average selling price of solar modules, (ii) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, and (iii) the continued reduction of integrated production costs resulting from our industry-leading integrated cost structure.

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

Operating Expenses. Our operating expenses increased by 29.0% from RMB2.87 billion in 2018 to RMB3.70 billion in 2019, primarily due to an increase in shipping cost, bad-debt provision on accounts receivable and impairment loss on property, plant and equipment due to our technology transformation with a total amount of RMB68.3 million.

Our selling and marketing expenses increased by 31.7% from RMB1.71 billion in 2018 to RMB2.25 billion in 2019, primarily due to the increase in shipping cost and warranty as a result of increase in sales volume of solar modules in 2019.

Our general and administrative expenses increased by 35.9% from RMB779.4 million in 2018 to RMB1.06 billion in 2019, primarily due to (i) an increase in allowance for doubtful accounts attributable to the increase of aged accounts receivable from certain of our domestic customers, (ii) an increase in fixed assets disposal as a result of our technology transformation, and (iii) an increase in bank charges.

Our impairment of long-lived assets increased from RMB14.5 million in 2018 to RMB68.3 million in 2019 as a result of our technology transformation.

Our research and development expenses decreased by 11.5% from RMB366.6 million in 2018 to RMB324.4 million in 2019 due to the large amount of up-front investment in research and development in 2018.

Income from Operations. As a result of the foregoing, our income from operations increased by 168.2% from RMB644.9 million in 2018 to RMB1.73 billion in 2019. Our operating profit margin increased from 2.6% in 2018 to 5.8% in 2019.

Interest Expenses, Net. Our net interest expenses increased by 32.4% from RMB295.7 million in 2018 to RMB391.6 million in 2019 due to (i) an increase in borrowings, (ii) the cessation of interest capitalization on certain completed solar projects, and (iii) the issuance of additional convertible senior notes.

Subsidy Income. Our subsidy income increased from RMB52.2 million in 2018 to RMB63.0 million in 2019, primarily due to changes in subsidies received from local government.

Exchange Gain. We recognized a foreign exchange gain of RMB33.7 million in 2018 and a foreign exchange gain of RMB8.8 million in 2019, primary due to the exchange fluctuations of the U.S. dollars against the Renminbi.

Other Income, Net. We had net other income of RMB17.9 million in 2019, compared with net other income of RMB25.8 million in 2018 which is primarily due to a decrease in guarantee service income from JinkoPower, which was in line with the decrease in the amount of guarantee we provided for JinkoPower’s financing obligations.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a loss arising from change in fair value of foreign currency forward contracts of RMB78.3 million in 2019, compared with a loss of RMB44.1 million in 2018, primarily due to fluctuation in the Renminbi exchange rate against the U.S. dollars. With the rapid increase in overseas orders, we increased our foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months.

Change in Fair Value of Foreign Exchange Options. We recognized a loss arising from change in fair value of foreign exchange options of RMB0.3 million in 2019, compared with RMB9.7 million in 2018. The loss from foreign exchange options was primarily due to the appreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Interest Rate Swap. We recorded a loss arising from change in fair value of interest rate swap of RMB70.0 million in 2019, compared with a gain of RMB9.7 million in 2018. The loss from interest rate swap in 2019 was primarily due to a decrease in the U.S. dollar LIBOR interest rates.

Change in fair value of convertible senior notes and call option. We recorded a loss arising from change in fair value of convertible senior notes and call option of RMB29.3 million in 2019, compared to nil in 2018. We issued convertible senior notes and call option in 2019, the loss arising from change in fair value of which was primarily due to a significant increase in the price of our ADSs in 2019.

Convertible senior notes issuance costs. We recorded convertible senior notes issuance costs of RMB18.6 million in 2019, compared to nil 2018. The convertible senior notes issuance costs were attributable to the issuance of convertible senior notes of US$85.0 million in aggregate principal amount in May 2019.

Income Tax Expense. We recorded an income tax expense of RMB278.0 million in 2019, compared with an income tax expense of RMB4.4 million in 2018. The effective tax rate was 22.2% in 2019, compared with 1.1% in 2018, mainly because (i) one of our subsidiaries turned a profit in 2019 and utilized corresponding deferred tax assets recognized for tax loss carryforward, and (ii) our subsidiaries in the United States with higher income tax rate generated higher profits in 2019.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB406.5 million in 2018 to RMB898.7 million in 2019. Our net profit margin increased from 1.6% in 2018 to 3.0% in 2019.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2020, we had RMB7.48 billion (US$1.15 billion) in cash and cash equivalents and RMB593.1 million (US$90.9 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

We have entered into purchase and other agreements for (i) expanding our high-efficiency mono wafer production capacity in Leshan, Sichuan Province and Yili, Xinjiang, (ii) expanding our mono wafer and solar cells production capacity with the construction of production facilities in Shangrao, Jiangxi, (iii) expanding our solar module production capacity in Yiwu, Zhejiang and (iv) upgrading our production equipment. Our capital commitments under these agreements amounted to RMB3.63 billion (US$555.6 million) as of December 31, 2020, of which RMB3.24 billion (US$496.4 million) will be due in 2021. We anticipate to use funds from bank borrowings, finance leasing, and capital contribution from other shareholders of our subsidiaries, as the case may be, to fulfil these capital commitments. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2020, we had total credit facilities available of RMB18.45 billion (US$2.83 billion) with various banks, of which RMB13.20 billion (US$2.02 billion) were drawn down and RMB5.24 billion (US$803.4 million) were available.

As of December 31, 2020, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB8.24 billion (US$1.26 billion). As of December 31, 2020, we had short-term borrowings outstanding of RMB5.86 billion (US$897.7 million), RMB1.98 billion (US$303.5 million), RMB148.3 million (US$22.7 million), RMB230.8 million (US$35.4 million) and RMB21.9 million (US$3.4 million), which were denominated in RMB, U.S. dollars, Euros, JPY and AUD, respectively, and bearing a weighted average interest rates of 3.85%, 3.14%, 2.26%, 0.84% and 2.24% per annum, respectively.

As of December 31, 2020, we pledged property, plant and equipment of a total net book value of RMB928.3 million (US$142.3 million), land use rights of a total net book value of RMB65.9 million (US$10.1 million), inventories of a total net book value of RMB289.9 million (US$44.4 million), account receivables of a total net book value of RMB628.3 million (US$96.3 million) and bank deposits of a total net book value of RMB75.0 million (US$11.5 million) to secure repayment of our short-term borrowings of RMB1.41 billion (US$215.8 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings. Two of our subsidiaries had a revolving loan facility from Wells Fargo Bank, National Association as of December 31, 2019 and 2020. Obligations under the loan facility were secured by substantially all of the assets of the two subsidiaries, including account receivables, bank balances, inventories, property and plants as of December 31, 2019 and 2020, and the amount of available facilities is generally determined and updated from time to time based on certain percentage of balances of the pledged assets.

We have long-term borrowings (excluding the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB7.30 billion (US$1.12 million), which bore interest at an average annual rate of 5.40% as of December 31, 2020. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2020, we pledged property of a net book value of RMB3.15 billion (US$483.0 million) to secure repayment of borrowings of RMB1.24 billion (US$190.4 million). As of December 31, 2020, long-term loans in the amount of RMB4.53 billion (US$694.3 million) will be due for repayment after one year, but within five years.

In addition, we have repayment obligations under our convertible notes. As of December 31, 2020, we had outstanding convertible notes in the principal amount of US$85.0 million.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries that are registered as wholly-owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from the our PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to the our shareholders. Our net assets subject to the above restrictions were RMB11.91 billion (US$1.83 billion), representing 92% of our total consolidated net assets as of December 31, 2020.

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

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo, the term of which was later extended to November 2024. The credit limit was raised to US$40.0 million in June 2015, to US$60.0 million in July 2016 and further to US$90.0 million in January 2020 through amendments to the credit agreement. Borrowings under the credit agreement would be used to support our working capital and business operations in the United States.

In May 2015, we signed a US$20.0 million three-year bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations. The term of this bank facility has been extended to 2022.

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad, the term of which was extended to September 2021, to support our working capital and business operations in Malaysia.

In July 2017, we entered into a four-year financial lease in the amount of RMB600.0 million to support the improvement of our production efficiency.

In September 2017, we filed a prospectus supplement to sell up to an aggregate of US$100 million of our ADSs through the 2017 ATM Program. In January 2018, we terminated the 2017 ATM Program and did not sell any ADSs under the 2017 ATM Program.

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

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan. The loan was downsized to JPY5.00 billion after annual review in June 2020.

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued convertible senior notes of US$85 million due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. As of the date of this annual report, the convertible notes of US$15.75 million in aggregate have been converted. In connection with the concurrent issuance of the convertible notes, we have entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC, whom we refer to as the option counterparty, having an expiration date of July 28, 2021. Pursuant to the zero strike call option transaction, we will pay a premium for the right to receive, without further payment, a specified number of ADSs, with delivery thereof by the option counterparty at expiry (subject to our right to cash settle), subject to early settlement of the zero strike call option transaction in whole or in part. In the case of physical settlement at expiration or upon any early settlement, the option counterparty will deliver to us the number of ADSs underlying the zero strike call option transaction or the portion thereof being settled early. In the case of cash settlement, the option counterparty will pay us cash based on the price of our ADSs based on a valuation period prior to such settlement. The zero strike call option transaction is intended to facilitate privately negotiated derivative transactions with respect to our ADSs between the option counterparty (or its affiliate) and investors in the convertible notes by which those investors will be able to hedge their investment in the convertible notes.

In September 2019, we signed an RMB100 million one-year bank facility agreement with Malayan Banking Berhad, the term of which is renewable annually, to supplement our working capital. As of the date of this annual report, the term of this bank facility has been extended to September 2021.

In December 2020, we filed a prospectus supplement to sell up to an aggregate of US$100 million of our ADSs through the 2020 ATM Program. In January 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses.

Our working capital was RMB24.3 million (US$3.72 million) as of December 31, 2020. The outbreak of COVID-19 temporarily affected our supply of certain raw materials and logistics during the first quarter of 2020, causing some module shipments to be postponed to the second quarter of 2020. As a result, some of our customers delayed their payments, which temporarily affected our cash flow. Our management believes that our cash position as of December 31, 2020, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from April 28, 2021, the date of issuance of our consolidated financial statements for 2020 included in this annual report. The situation of the COVID-19 outbreak is very fluid and we are closely monitoring it and its impact on us. There may be further adverse impact on our operation, liquidity, financial condition and results of operations if the conditions last a sustained period of time and continue to develop globally.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands)
Net cash provided by/(used in) operating activities	614,545.8	1,410,642.9	591,486.3	90,649.2
Net cash used in investing activities	(3,934,825.1)	(6,025,288.7)	(4,918,689.7)	(753,822.2)
Net cash provided by financing activities	3,972,608.3	7,381,818.0	6,297,278.6	965,100.1
Net increase/(decrease) in cash, cash equivalents, and restricted cash	720,652.8	2,791,930.9	1,800,813.4	275,986.7
Cash, cash equivalents and restricted cash, beginning of the year	2,761,374.8	3,482,027.6	6,273,958.4	961,526.2
Cash and cash equivalents, restricted cash, end of the year	3,482,027.6	6,273,958.4	8,074,771.8	1,237,512.9

Operating Activities

Net cash provided by operating activities in 2020 was RMB591.5 million (US$90.6 million), consisting primarily of (i) an decrease in advance to supplier third parties of RMB1.54 billion (US$235.5 million), (ii) depreciation of property, plant and equipment of RMB1.16 billion (US$177.9 million), (iii) Change in fair value of convertible senior notes of RMB1.20 billion (US$184.2 million) and (iv) decrease in project assets of constructed for sale, net of incremental revenue of RMB976.7 million (US$149.7 million), partially offset by (i) an increase in inventories of RMB2.82 billion (US$432.6 million), (ii) a decrease in advances from third parties of RMB1.79 billion (US$274.8 million) and (iii) an increase in prepayments and other current assets of RMB1.11 billion (US$170.4 million).

Net cash provided by operating activities in 2019 was RMB1.41 billion, consisting primarily of (i) an increase in advance from third parties of RMB1.68 billion, (ii) depreciation of property, plant and equipment of RMB737.6 million, (iii) a decrease in accounts receivable of RMB323.8 million and (iv) an increase in deferred income taxes of RMB291.6 million, partially offset by (i) an increase in advances to suppliers of RMB1.85 billion, (ii) an increase in other assets – third party of RMB797.9 million, (iii) an increase in notes receivable – third parties of RMB519.3 million and (iv) an increase in project assets constructed for sale, net of incremental revenue, of RMB397.7 million.

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

Investing Activities

Net cash used in investing activities in 2020 was RMB4.92 billion (US$753.82 million), consisting primarily of (i) the purchase of restricted short-term investments of RMB9.55 billion (US$1.46 billion) (ii) the purchase of property, plant and equipment of RMB4.06 billion (US$621.5 million), and (iii) purchase of restricted long term investments of RMB1.65 billion (US$252.6 million), partially offset by (i) cash collected from restricted short term investments of RMB10.08 billion (US$ 1.54 billion) and (ii) cash collected from restricted long-term investments of RMB 790.4 million (US$121.1 million).

Net cash used in investing activities in 2019 was RMB6.03 billion, consisting primarily of (i) the purchase of restricted short-term investments of RMB10.75 billion, (ii) the purchase of property, plant and equipment of RMB3.30 billion, and (iii) cash paid for project assets of RMB376.5 million, partially offset by cash collected from restricted short-term investments of RMB7.88 billion.

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

Financing Activities

Net cash provided by financing activities in 2020 was RMB6.30 billion (US$965.1 million), consisting primarily of (i) borrowings of RMB24.10 billion (US$3.69 billion), (ii) equity financing in a subsidiary of RMB3.10 billion (US$475.1 million), (iii) borrowing from government background funds of RMB2.20 billion (US$337.5 million), and capital contributions by non-controlling interest holder of RMB865million (US$132.6 million), partially offset by (i) repayment of borrowings of RMB25.34 billion (US$3.88 billion).

Net cash provided by financing activities in 2019 was RMB7.38 billion, consisting primarily of (i) borrowings of RMB17.88 billion, (ii) an increase in capital contributions from non-controlling interests holder of RMB2.60 billion, (iii) an increase in notes payable to third party of RMB1.69 billion, and (iv) proceeds received from the issuance of convertible senior notes of RMB585.3 million, partially offset by (i) repayment of borrowings of RMB14.95 billion, (ii) repayment of bonds payable of RMB300.0 million and (iii) cash payment for financing lease of RMB284.1 million.

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

Restrictions on Cash Dividends

For a discussion on the ability of our subsidiaries to transfer funds to our company and the impact this has on our ability to meet our cash obligations, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiary, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations,” and “Item 4. Information on the Company—B. Business Overview— Regulation—Dividend Distribution.”

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB3.88 billion, RMB4.11 billion and RMB4.31 billion (US$662.4 million) in 2018, 2019 and 2020, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have entered into purchase and other agreements for (i) expanding our high-efficiency mono wafer production capacity in Leshan, Sichuan Province and Yili, Xinjiang, (ii) expanding our mono wafer and solar cells production capacity with the construction of production facilities in Shangrao, Jiangxi, (iii) expanding our solar module production capacity in Yiwu, Zhejiang and (iv) upgrading our production equipment. Our capital commitments under these agreements amounted to RMB3.63 billion (US$555.6 million) as of December 31, 2020, of which RMB3.24 billion (US$496.4 million) will be due in 2021. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

Recent Accounting Pronouncements

New Accounting Standards Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We adopted the update of ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): “Measurement of Credit Losses on Financial Instruments” on January 1, 2020.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. We adopted this guidance on January 1, 2020 and it did not have a material effect on our condensed consolidated financial statements.

New Accounting Standards Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for us for fiscal years beginning after December 15, 2020, with early adoption permitted. We are currently evaluating the impact.

In January 2020, the FASB issued ASU 2020-01 Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. The standard is effective for us for fiscal years beginning after December 15, 2021, with early adoption permitted. We are currently evaluating the impact of ASU 2020-01.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for us as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact.

In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. We are in the process of evaluating the impact of the update on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research. In 2019, we were awarded the “best performance” of reliability scorecard for the fifth consecutive time by DNY-GL, and won the 5th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2019 organized by TÜV Rheinland and ranked first in testing conducted for the mono group. In 2020, we won the 6th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2020 organized by TÜV Rheinland.

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

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we would partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which would be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge cell technologies. In 2016, we established cooperative relationship with Sun Yat-Sen University and the National University of Singapore in the research of solar modules and solar cells, respectively. In 2017, we partnered with TÜV Rheinland, an independent provider of technical services for testing, inspection, certification, consultation and training, to develop standardized testing methods for bifacial PV technology. In 2018, we participated in three projects cooperating with Institute of Electrical Engineering of the Chinese Academy of Sciences of Zhejiang University and Nanchang University in module recycling, high-efficiency P-type poly, and N-type bifacial cell. In 2019, we signed a memorandum of understanding with Shanghai Institute of Space Power Sources to co-develop high efficiency solar cell technology for space and terrestrial applications. In the same year, we also lead two national key R&D programs of China relating to the decline of the N-type multicrystalline cell industry and the recycle of end-of-life solar products. As of the date of this annual report, we have published one article regarding international standard and 40 articles regarding domestic standard. We have several national R&D platforms, including national enterprise technology centers, national post-doctoral research stations and national intellectual property demonstration enterprises.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2018, 2019 and 2020, our research and development expenses were RMB366.6 million, RMB324.4 million and RMB389.2 million (US$59.6 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 1,012 patents by the State Intellectual Property Office of the PRC, including 873 utility model patents, 129 invention patent and 10 design patents. We also have 428 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. For information related to intellectual property claims that we have involved, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 332 trademarks in the PRC, such as “”, “” and “”, and 27 trademarks in Hong Kong and Taiwan, including “”, and “”.We also have 102 trademarks registered in WIPO. We have pending trademark applications of 90 trademarks in 48 countries and regions, including Brazil, Qatar, Saudi Arabia, Thailand, Indonesia, the United Arab Emirates, Australia, Singapore, Panama, Kazakhstan, Kenya, South Africa, Nicaraguan, El Salvador, Sri Lanka, India, Chile, the United States, European Union, Israel. In addition, we have registered 22 trademarks in the United States, 16 trademarks in Canada and 16 trademarks in Europe.

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

Other than disclosed in this annual report, we have no other outstanding financial guarantees or other commitments to guarantee the payment obligations of our related parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us. We have not entered into nor do we expect to enter into any off-balance sheet arrangements .

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment due by period
		less than			more than
Contractual Obligations	Total	1 year	2-3 years	4-5 years	5 years

	(RMB in thousands)
Short-term Debt Obligations*	8,390,985	8,390,985	—	—	—
Long-term Debt Obligations*	9,375,546	394,059	1,049,530	4,494,035	3,437,922
Convertible Senior Notes**	641,969	641,969	—	—	—
Operating Lease Obligations	331,220	51,948	96,918	95,787	86,567
Capital Commitment	3,625,387	3,239,195	386,192	—	—
Total	22,365,107	12,718,156	1,532,640	4,589,822	3,524,489

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

We competed sales of our overseas project assets in 2020, which reduced our long-term debt obligations by RMB859.2 million (US$131.7 million).

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

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	46	Chairman of the board of directors and chief executive officer
Kangping Chen	48	Director
Xianhua Li	47	Director
Wing Keong Siew	70	Independent director
Steven Markscheid	67	Independent director
Yingqiu Liu	71	Independent director
Haiyun (Charlie) Cao	44	Director and chief financial officer

Mr. Xiande Li is a founder of our company, the chairman of our board of directors and our chief executive officer. Prior to founding our company, he served as the marketing manager at Zhejiang Yuhuan Solar Energy Source Co., Ltd. from 2003 to 2004, where his responsibilities included overseeing and optimizing day-to-day operations. From 2005 to 2006, he was the chief operations supervisor of ReneSola, a related company listed on the AIM market of the London Stock Exchange in 2006, then dual listed on the NYSE in 2008, where he was in charge of marketing and operation management. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

Mr. Kangping Chen is a founder and director of our company. He was our chief executive officer from December 2008 to December 2020. Prior to founding our company, he was the chief financial officer of Zhejiang Supor Cookware Company Ltd., a company listed on the PRC A share market, from October 2003 to February 2008, where his major responsibilities included establishing and implementing its overall strategy and annual business plans. Mr. Chen is the brother-in-law of Mr. Xiande Li.

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

Mr. Yingqiu Liu has been an independent director of our company since April 2015. Mr. Liu is a researcher of the Chinese Academy of Social Sciences (“CASS”), a member of the All-China Federation of Industry and Commerce Think Tank Committee, a member of the China Economic and Social Development Council, and the Chairman of Airport Development Committee of China Research Society of Urban Development. Mr. Liu was previously the President of the University of Chinese Academy of Social Sciences, the Vice Director General of Scientific Research Bureau of CASS, a visiting professor in University of Michigan, the Vice-Governor of Hulun Buir League in Inner-Mongolia, the Director General of the Center for Private Economic Studies in CASS, the Director of Macroeconomics Research Department of the Economic Institute in CASS and the Vice-Director of Socialist economic theory Research Department in Nankai University. Mr. Liu graduated from Nankai University with a doctor’s degree in economics in April 1991. In 1993, Mr. Liu was recognized as an expert who enjoys the life-time special allowance by the State Council. In 1996, Mr. Liu was recognized as an expert with outstanding contributions by CASS.

Mr. Haiyun (Charlie) Cao has been our chief financial officer since September 2014 and a director of our company since December 2020. He was our financial controller from February 2012 to September 2014. Prior to joining us, Mr. Cao served as a senior audit manager at PricewaterhouseCoopers from 2002 to 2012. Mr. Cao holds professional accounting qualifications, including AICPA and CICPA. He has a master’s degree in management science and engineering from Shanghai University of Finance and Economics in 2002 and a bachelor’s degree in accounting from Jiangxi University in 1999.

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

In 2020, we paid cash compensation in the aggregate amount of RMB17.1 million (US$2.6 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was RMB270.9 thousand (US$41.5 thousand) in 2020.

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

2021 Equity Incentive Plan

We adopted our 2021 Equity Incentive Plan in March 2021. Our 2021 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to our directors, key employees or consultants up to 2,600,000 of our ordinary shares. The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us by providing incentives through the granting of awards. Our board of directors expects that it will benefit from the added interest which such key employees, directors or consultants will have in our welfare as a result of their proprietary interest in our success. The following paragraphs summarize the terms of the 2021 Equity Incentive Plan.

Types of Awards. The 2021 Equity Incentive Plan permits the awards of options, restricted shares or other share-based awards.

Administration. Our 2021 Equity Incentive Plan is administered by our compensation committee. The compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of our 2021 Equity Incentive Plan, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise. The term of options granted under the 2021 Equity Incentive Plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, or its equivalent, ordinary shares of our company, or any combination of the foregoing methods of payment, or consideration received by us in a cashless exercise.

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

Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2021 Equity Incentive Plan. Amendments or alterations to our 2021 Equity Incentive Plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, provided in each case only to the extent such shareholder approval is required by stock exchange rules. Amendment, alteration or discontinuation of our 2021 Equity Incentive Plan cannot be made without the consent of a recipient of awards if such action would diminish the rights of that recipient under the awards, provided that the board may amend the plan as it deems necessary to permit the granting of awards to meet the requirements of applicable laws and stock exchange rules.

Unless terminated earlier, our 2021 Equity Incentive Plan shall continue in effect for a term of ten years from the date of adoption.

Share Options

As of the date of this annual report, options to purchase 452,736 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares	Exercise Price (US$)	Grant Date	Expiration Date
Wing Keong Siew	*	3.2875	October 10, 2014	October 9, 2024
Other Employees	303,400	3.2875	October 10, 2014	October 9, 2024
	9,336	4.3775	October 1, 2013	October 1, 2023

*        Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

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

As of December 31, 2018, 2019 and 2020, we had a total of 12,565, 15,195 and 24,361employees, respectively. The increase in our number of employees in 2020 was mainly attributable to the expansion of our manufacturing facilities in China. As of December 31, 2020, we had 24,361 full-time employees, including 21,661 in manufacturing, 1,078 in research and development, 394 in sales and marketing and 1,228 in administration. Substantially all of these employees are located in China with a small portion of employees based in the United States, Europe and other countries and regions.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. In October 2013 and 2014, we were named one of the Top 100 Best Employers in China in 2013 by the World Executive Journal in conjunction with the World HR Laboratory, Bossline and CEO-ZINE. JinkoSolar was awarded HR Asia Best Companies to Work for in Asia Awards – China Edition, in 2018, 2019 and 2020. With the corporate culture of equality, accountability, commitment, and driving excellence, we were acknowledged for the best practices in human resource management.

Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB560.2 million, RMB595.3 million and RMB605.8 million (US$92.8 million), respectively, as of December 31, 2018, 2019 and 2020. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)	16,572,752	8.7
Kangping Chen(4)	12,005,701	6.3
Xianhua Li(5)	6,057,100	3.2
Wing Keong Siew	*	*
Steven Markscheid	—	—
Yingqiu Liu	—	—
Haiyun (Charlie) Cao	—	—
All Directors and Executive Officers as a group	34,775,553	18.2
Principal Shareholders:
Brilliant Win Holdings Limited(3)	16,572,750	8.7
Yale Pride Limited(4)	12,005,700	6.3
Invesco Ltd.(6)	10,785,500	5.7
D. E. Shaw & Co., L.P.(7)	9,583,848	5.0

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 190,715,713 ordinary shares, being the number of shares outstanding as of the date of this annual report (excluding 131,103 ADSs representing 524,412 ordinary shares reserved for future grants under our share incentive plans, and 2,945,840 ordinary shares as treasury stock), and the number of ordinary shares that such person or group has the right to require within 60 days of the date of this annual report by option or other agreement.

(3)	Represents (i) 16,572,750 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Brilliant Win Holdings Limited and (ii) 2 ordinary shares held by Tanka International Limited. From January 21, 2020 to February 11, 2020, Brilliant Win Holdings Limited disposed of 3,600,000 ordinary shares in the form of ADSs, pursuant to a Rule 10b5-1 trading plan dated December 27, 2019, between Brilliant Win Holdings Limited and UBS Financial Services Inc., as agent, of up to 900,000 ADSs. The trading plan was terminated on February 11, 2020 in accordance with the terms thereof. In March 2020, Mr. Li informed us that he completed his purchase of 200,000 ADSs. From December 9, 2020 to December 14, 2020, Tanka International Limited sold an aggregate of 7,713,496 ordinary shares in the form of ADSs in brokers’ transactions in the open market. On December 23, 2020, Brilliant Win Holdings Limited sold an aggregate of 800,000 ordinary shares in the form of ADSs in brokers’ transactions in the open market. Brilliant Win Holdings Limited is a British Virgin Islands company wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xiande Li as the settlor and Yixuan Li, daughter of Xiande Li and Cypress Hope Limited, a British Virgin Islands company wholly owned by Xiande Li, as the beneficiaries. The trust was established for the purposes of Xiande Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Brilliant Win Holdings Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Tanka International Limited is a Cayman Islands company which holds 3 of our ordinary shares. Mr. Xiande Li holds 60% equity interest in Tanka International Limited and is also a director of Tanka International Limited. Mr. Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

(4)	Represents (i) 12,005,700 ordinary shares (including certain ordinary shares in the form of ADSs) held by Yale Pride Limited and (ii) 1 ordinary share held by Tanka International Limited. Yale Pride Limited is a British Virgin Islands company wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Kangping Chen as the settlor and Min Liang, Dong Chen, Xuanle Chen and Xiaoxuan Chen, all of whom are family members of Kangping Chen, and Charming Grade Limited, a British Virgin Islands company wholly owned by Kangping Chen, as the beneficiaries. The trust was established for the purposes of Kangping Chen’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Yale Pride Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands. Tanka International Limited is a Cayman Islands company which holds 3 of our ordinary shares. Mr. Kangpin Chen holds 40% equity interest in Tanka International Limited and is also a director of Tanka International Limited. Mr. Chen is the brother-in-law of Mr. Xiande Li.

(5)	Represents (i) 6,057,100 ordinary shares held by Peaky Investments Limited. Peaky Investments Limited is a British Virgin Islands company which is wholly owned by HSBC International Trustee Limited in its capacity as trustee of an irrevocable trust constituted under the laws of the Cayman Islands, with Xianhua Li as the settlor and Jianfen Sheng, Sheng Li and Muxin Li, all of whom are family members of Xianhua Li, and Talent Galaxy Limited, a British Virgin Islands company wholly owned by Xianhua Li, as the beneficiaries. The trust was established for the purposes of Xianhua Li’s wealth management and family succession planning. HSBC International Trustee Limited as trustee of the irrevocable trust will indirectly hold the shares of Peaky Investments Limited which in turn holds our ordinary shares. HSBC International Trustee Limited is a professional trustee company wholly owned by HSBC Holdings plc, a public company and is ultimately controlled by the board of directors of HSBC Holdings plc which is answerable to the shareholders of HSBC Holdings plc. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited, subject to the powers of HSBC International Trustee Limited as trustee. Therefore, Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The beneficiaries are also beneficial owners of our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Quastisky Building, PO Box 4389, Road Town, Tortola, and British Virgin Islands. Mr. Li is a brother of Mr. Xiande Li.
(6)	Represents 10,785,500 ordinary shares beneficially owned by Invesco Ltd. in the form of ADSs, as reported in the Schedule 13G it filed on February 16, 2021. Invesco Ltd. is a Bermuda company and its address is 1555 Peachtree Street NE, Suite 1800, Atlanta, GA 30309.

(7)	Represents (i) 4,357,036 ordinary shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 760,400 ordinary shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 3,426,952 ordinary shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 296 ordinary shares in the name of D. E. Shaw Asymptote Portfolios, L.L.C., and (v) 1,039,164 ordinary shares under the management of D. E. Shaw Investment Management, L.L.C. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C. and D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of D. E. Shaw Asymptote Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C. and the managing member of D. E. Shaw Manager, L.L.C., which in turn is the manager of D. E. Shaw Asymptote Portfolios, L.L.C., David E. Shaw may be deemed to be the beneficial owner of such shares. D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware. David E. Shaw is a citizen of the United States. Information set forth in this footnote was derived from the amendment No. 1 to Schedule 13G filed by D. E. Shaw & Co., L.P., among others, on February 16, 2021.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of the date of this annual report, 190,715,713 ordinary shares are issued and outstanding (excluding 131,103 ADSs representing 524,412 ordinary shares reserved for future grants under our share incentive plans, and 2,945,840 ordinary shares as treasury stock). As of the date of this annual report, we have one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2020.

As of December 31, 2020
RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	376,719,310
Accounts receivable from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai)	33,638,826

Notes receivables from related parties:
Notes receivables from JinkoPower	33,001,402

Other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	20,609,442
Other receivables from JinkoPower for miscellaneous transactions	3,146,781

Other assets from a related party:
Guarantee receivables due from JinkoPower	107,318,909

Accounts payable due to a related party:
Accounts payable due to Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”, in which we own 22.0% equity interests)	14,113,577

Other payables due to a related party:
Other payables due to JinkoPower for payments on behalf of our company	71,240,329
Other payables to Jiangxi Desun for leasing of land and buildings	275,075
(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts we advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.
(3)	As of December 31, 2020, our bank deposits with the amount of RMB17.7 million (US$2.7 million) were pledged for certain loans of JinkoPower.
(4)	On March 30, 2021, we signed an agreement to offset the debts and receivables between JinkoPower and us with the aggregate amount of RMB71.0 million.

Related party transactions

Related party transactions for the year ended December 31, 2020 were as follows:

2020
RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV	51,201,037
Income of financing guarantees	14,687,691
Revenue from sales of products to JinkoPower	5,072,143
Income of project management provided to Sweihan PV	3,721,149
Rental services provided to JinkoPower	2,177,280

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	27,485,358
Solar project management service provided by JinkoPower	9,442,936
Rental services provided by Jiangxi Desun	1,100,304
Electricity fee charged by JinkoPower	3,087,690

In connection with our disposal of JinkoSolar Power downstream business in 2016, we entered into a master service agreement with JinkoPower under which we agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, we will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB2.32 billion (US$355.4 million) as of December 31, 2020. We charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee is to be settled semi-annually, and the management of us believes the guarantee fee charges are at market rates. The guarantee receivables were settled upon the receipt of guarantee fees from JinkoPower. We have received RMB18,372,799 million (US$2.8 million) guarantee fees from JinkoPower in 2020.

As of December 31, 2020, we recorded the guarantee fee income receivable amounted to RMB107.3 million (US$16.4 million) and a guarantee liability amounted to RMB57.3 million (US$8.8 million). The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized in 2020 amounted to RMB14.7 million (US$2.3 million), respectively.

In 2020, sales of solar module products to subsidiaries of JinkoPower amounted to RMB5.1 million (US$0.9 million). As of December 31, 2020, outstanding receivables due from JinkoPower were RMB377 million (US$57.8 million), among which RMB300.0 million (US$46.0 million) was overdue over one year. We did not charged JinkoPower interest on the overdue receivables. We entered into an agreement with JinkoPower that the outstanding receivables will be settled by June 30, 2021.

In 2020, sales of solar module products to Sweihan PV amounted to RMB51.2 million (US$7.8 million).

In 2020, rental services provided to subsidiaries of JinkoPower amounted to RMB2.2 million (US$333.7 thousand).

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to us. In 2020, Jinko-Tiansheng charged us processing fee amounted to RMB27.5 million (US$4.2 million).

In November 2017, we entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations which were then wholly-owned by us, enabling JinkoPower to monitor the construction and daily operations of these power stations. We retain ownership of these power stations and there exists no call or other rights of JinkoPower. We agree to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. We had paid RMB76.3 million (US$11.2 million) in advance as of December 31, 2020 and recorded service expenses incurred in 2018, 2019 and 2020, amounted to RMB20.8 million, RMB23.3 million and RMB9.7 million (US$1.5 million), respectively, as cost of project assets.

On January 1, 2008, Jiangxi Desun and us entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to us for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun charged us RMB1.1 million (US$0.2 million) in rent for 2020.

In 2020, electricity fee charged by subsidiaries of JinkoPower amounted to RMB3.1 million (US$0.5 million).

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

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. On October 29, 2020, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review pursuant to the final judgement of the United States Court of International Trade; the final subsidy rate applicable to us for the entries made during the period from January 1, 2015 through December 31, 2015 was changed to 4.22%. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission’s determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In October 2020, the U.S. Department of Commerce issued the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 68.93%. In December 2020, the U.S. Department of Commerce amended the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 95.5% after such amendment. In December 2020, the U.S. Department of Commerce issued the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 12.67%. In April 2021, the U.S. Department of Commerce amended the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 11.97% after such amendment. In February 2020, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The seventh administrative review is pending as of the date of this annual report. In February 2021, the U.S. Department of Commerce initiated the eighth administrative review of the anti‑dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The eighth administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In May 2019, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews are still pending as of the date of this annual report. We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. In May 2020, the U.S. Department of Commerce determined that revocation of the antidumping and countervailing orders would likely lead to a continuation or recurrence of dumping and countervailing subsidies. In September 2020, the U.S. International Trade Commission determined that revocation of the countervailing and antidumping duty orders would likely lead to continuation or recurrence of material injury to an industry in the United States within a reasonably foreseeable time.

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) were being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigation was not country specific. They involved imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) were causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned were subject to the safeguard measures established in the U.S. President’s final result, which included that the CSPV cells and modules imported would be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. On October 10, 2020, the U.S. President issued a proclamation and determined that the section 201 duty of the fourth year beginning in February 2021 will be 18%, instead of 15%. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we opened our manufacturing facility in the United States, and the products manufactured in such facility will not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States. Our imports of solar cells and modules into the United States were subject to the duties imposed by Section 201 Investigation starting from February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the White House under the Section 201 Investigation.

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

Our sales in the United States may be adversely affected by these anti-dumping and countervailing duties, which may in turn materially adversely affect our business, financial condition and results of operations. We did not make provisions for preliminary U.S. countervailing and anti-dumping duties in 2020. However, as the final anti-dumping and countervailing rates applicable to us are subject to the outcome of the administrative reviews which may be substantially increased by the U.S. Department of Commerce, we cannot assure you that our provision made is sufficient and our business and results of operations may be materially adversely affected if the outcome of the administrative reviews turn out to be negative.

In July 2008, Jiangxi Jinko entered into a long-term supply agreement with Wuxi Zhongcai, a producer of polysilicon materials. Jiangxi Jinko provided a prepayment of RMB95.6 million pursuant to such contract. Wuxi Zhongcai subsequently halted production as a result of the adverse changes in the polysilicon market. In February 2013, Jiangxi Jinko sued Wuxi Zhongcai in Shangrao City Intermediate People’s Court for the refund of the outstanding balance of our prepayment of RMB93.2 million after deducting delivery made to Jiangxi Jinko by an affiliate of Wuxi Zhongcai. In February 2013, Wuxi Zhongcai sued Jiangxi Jinko in Shanghai Pudong New Area People’s Court for RMB2.7 million for breaching the contract by failing to make allegedly required payments and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. In December 2015, Jiangxi Jinko made an alternation of the claim under which it requested the refund of the prepayment of RMB93.2 million, the interests accrued from such prepayment, and the liquidated damages in the amount of RMB93.2 million. In January 2016, Wuxi Zhongcai also changed the complaint, in which it claimed for the liquidated damages amounting to RMB102.0 million and the losses suffered from the termination of the agreement in the amount of RMB150.0 million, and rejected the refund of the prepayment of RMB95.6 million to Jiangxi Jinko. Shanghai High People’s Court ruled on both lawsuits in June 2017. In Jiangxi Jinko v. Wuxi Zhongcai, the court sided with Wuxi Zhongcai and denied Jiangxi Jinko’s complaint. In Wuxi Zhongcai v. Jiangxi Jinko, the court decided that Wuxi Zhongcai shall retain the balance of our prepayment in the amount of RMB93.2 million and the remaining claims of Wuxi Zhongcai were denied. Jiangxi Jinko appealed both court decisions. Wuxi Zhongcai appealed the decision on Wuxi Zhongcai v. Jiangxi Jinko. We provided full provision for the RMB93.2 million of the outstanding balance of prepayments to Wuxi Zhongcai in 2012. We received final judgements for the two lawsuits from the Supreme People’s Court in January and February 2019, respectively, which provide that, among others, Wuxi Zhongcai shall fully return our prepayments and interests accrued thereon. In December 2019, we entered into a settlement agreement for the enforcement of the Supreme People’s Court’s final judgements with Wuxi Zhongcai, Wuxi Zhongcai Group Co., Ltd., the parent company of Wuxi Zhongcai, Wuxi Zhongcai New Materials Co., Ltd. and the legal representative of Wuxi Zhongcai. According to the settlement agreement, Wuxi Zhongcai and Wuxi Zhongcai Group Co., Ltd. will return our prepayments and interests by end of June, 2020 while Wuxi Zhongcai New Materials Co., Ltd. and the legal representative of Wuxi Zhongcai are jointly and severally liable for Wuxi Zhongcai’s obligations under the settlement agreement. As of the date of this annual report, we have received the full repayment of RMB93.2 million (US$14.3 million) from Wuxi Zhongcai and recorded the reversal of previous provision upon actual cash receipt.

In the fourth quarter of 2017, we decided to fulfill the demand for our solar products in South Africa through other overseas manufacturing facilities, and closed our manufacturing facility in South Africa. In December 2017, the South African Revenue Services (“SARS”), issued a letter of demand in terms of the Customs and Excise Act (the “Act”). The demand was for the amount of approximately ZAR573.1 million against JinkoSolar (Pty) Ltd. SARS alleged that JinkoSolar (Pty) Ltd’s importation of certain components for the manufacturer of solar panels and the rebate of customs duty did not comply with the Act. We were of the view that SARS’ decision to persist with the letter of demand for the amounts in question was without any legal basis and intended on vigorously defending JinkoSolar (Pty) Ltd against all these claims. JinkoSolar (Pty) Ltd submitted an application to SARS for the suspension of payment for the amount demanded. In February 2018, JinkoSolar (Pty) Ltd lodged an internal appeal in terms of sections 77A–77F of the Act against the decision of SARS to claim the amounts demanded and the basis thereof to the Customs National Appeals Committee of South Africa. In December 2018, Jiangxi Jinko transferred 100% equity interest in Jinko Solar Investment (Pty) Ltd to an independent third party, at which point both Jinko Solar Investment (Pty) Ltd and its subsidiary JinkoSolar (Pty) Ltd were no longer our affiliated companies and their financial results were no longer consolidated into our consolidated financial statements.

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. Based on the limited information currently available to us, it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and merits and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Moura Fábrica Solar – Fabrico e Comércio de Painéis Solares, Lda. (“MFS”) submitted a request for arbitration at International Chamber of Commerce (Case No. 24344/JPA) against Projinko Solar Portugal, Unipessoal Lda (“Projinko”) in connection with dispute arising out of (i) a business unit lease agreement (the “Business Unit Lease Agreement”) entered into on August 23, 2013 between MFS and Jinko Solar (Switzerland) AG (“Jinko Switzerland”), (ii) an assignment agreement dated May 26, 2014, whereby Jinko Switzerland assigned and transferred to Projinko all rights, title, interest, liabilities and obligations under the Business Unit Lease Agreement, and (iii) an amendment agreement relating to the Business Unit Lease Agreement dated December 29, 2015 (the Business Unit Lease Agreement, the assignment agreement and the amendment agreement are collectively referred to as “Lease Agreements”). In order to ensure the performance of parties’ respective obligations under the Lease Agreements, a guarantee from the parent company of MFS, Acciona Energia, S.A.U. and a bank guarantee was granted in favor of Projinko, and a guarantee from the parent company of Projinko, Jiangxi Jinko, and a bank guarantee was also granted in favor of MFS. The notice of request for arbitration had not been duly and effectively served by MFS to Projinko. In July 2019, MFS submitted a request at International Chamber of Commerce to join Jinko Switzerland and Jiangxi Jinko as two additional parties, alleging they were indispensable to the current dispute and claiming against Projinko, Jiangxi Jinko and Jinko Switzerland recovery of two drawdowns by Projinko under the bank guarantee in the amount of €1,965,170 and €846,604, respectively, with the interests thereon as well as economic damages suffered by MFS as a result thereof.

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. On July 3, 2020, MFS submitted a statement of claim claiming against Projinko, Jiangxi Jinko and Jinko Switzerland for recovery of two drawdowns by Projinko under the bank guarantee in an aggregated amount of €2,812,000, with the interests thereon as well as economic damages suffered by MFS as a result thereof. On September 3, 2020, Projinko, Jiangxi Jinko and Jinko Switzerland submitted their statements of defense requesting the tribunal dismiss all claims made by MFS against Projinko, Jiangxi Jinko and Jinko Switzerland; Projinko also submitted its counterclaim against MFS requesting the tribunal order MFS to pay Projinko €1,008,170 plus accrued interest as a recovery of drawdown by MFS under the bank guarantee granted in favor of MFS. On January 12, 2020, pursuant to the parties’ joint request, the tribunal declared the proceedings suspended until further notice to allow for settlement discussions. In March 2021, the parties fully executed the settlement agreement for the dispute. According to the settlement agreement, the parties automatically and reciprocally release each other from the dispute on the condition that Jinko Switzerland delivers to MFS a payment in the amount of €750,000. In April 2021, Jinko Switzerland made the payment and MFS has confirmed receipt of the same. The parties have provided a letter to the tribunal to withdraw all claims and request the termination of the arbitration proceedings. As of the date of this annual report, the tribunal is processing the request and will finally grant termination of the arbitration proceedings after completion of certain standard formalities.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries.

(i) On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation (registration no. 110111-0360935) during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (the “Final Determination”). On July 31, 2020, Plaintiffs A filed its petition to review with the United States Court of Appeals for the Federal Circuit against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal. Plaintiffs A filed its opening appeal brief in November 2020. The Respondents filed the principal brief in February 2021.

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 14, 2020. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of penalty for such violation. Though not specified in Plaintiff B’s request, in general we do not expect the amount of such penalty to exceed €250,000. On November 30,2020, JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty.

(iii) On March 12, 2019, Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. A more extensive case management hearing was originally scheduled on March 23, 2021 and has now been adjourned to May 10, 2021. The next case management hearing will set the matter down for a final hearing in the year of 2022 on dates to be advised.

We believe that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of the Asserted Patents, and demonstrating our non-infringement of the Asserted Patents. On June 3, 2019, we filed a petition for IPR of the ‘215 Patent with the PTAB. IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, we attended the oral hearing of IPR of the ‘215 patent. On December 9, 2020, the PTAB issued the final decision on our petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. On February 8, 2021, the patent owner of ‘215 Patent, Hanwha Solutions Corporation, appealed to the United States Court of Appeals for the Federal Circuit against such final decision issued by the PTAB (“215 IPR Appeal”). On February 24, 2021, we have filed the certificate of interest to participate in 215 IPR Appeal.

On June 24, 2019, Jinko filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. We expect additional hearing to be held and the final decision be issued at a date to be further notified.

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

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends paid to us by our majority-owned operating subsidiary in China, Jiangxi Jinko, to fund the payment of dividends, if any, to our shareholders. PRC regulations currently permit our PRC subsidiaries to pay dividends only out of their retained profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside a certain amount of their retained profits each year, if any, to fund certain statutory reserves. These reserves may not be distributed as cash dividends. Furthermore, when Jiangxi Jinko incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

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

Passive Foreign Investment Company

Based on the composition of our assets and income, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2020 taxable year, and we do not currently intend or anticipate becoming a PFIC for our 2021 taxable year or in the foreseeable future. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

We have filed with the SEC registration statements on Form F-1 (File Number 333-164432 and File Number 333-170146). We also filed with the SEC a related registration statement on Form F-6 (File Number 333-164523) with respect to the ADSs. We have also filed with the SEC registration statements on Form F-3 (File Number 333-190273, File Number 333-193379, File Number 333-219925 and File Number 333-251377). With respect to our securities to be issued under our 2009 Long Term Incentive Plan, we have filed with the SEC registration statements on Form S-8 (File Number 333-170693 and 333-180787). With respect to our securities to be issued under our 2014 Equity Incentive Plan, we have filed with the SEC registration statement on Form S-8 (File Number 333-204082).

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.1%, 2.9% and 2.5% in 2018, 2019 and 2020, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi and our costs and capital expenditures are also largely denominated in Renminbi. Our sales outside China are generally denominated in U.S. dollars, Euros, AUD, and Japanese Yen and we also incur expenses in foreign currencies, including U.S. dollars, Japanese Yen and Euros, in relation to the procurement of silicon materials, equipment and consumables such as crucibles. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies including Japanese Yen and Euro could expose us to foreign-exchange risk. In addition, as we expand our sales to major export markets, we expect our foreign-exchange exposures will increase.

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2020, our foreign exchange forward contracts denominated in U.S. dollar and Euro had notional values of US$800 million and €100 million, respectively. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a gain relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB191.2 million (US$29.3 million) in 2020. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We recorded a net foreign exchange loss of RMB336.5 million (US$51.6 million) in 2020. We incurred a net foreign-exchange gain of RMB8.8 million in 2019 due to the appreciation of the U.S. dollars against the Renminbi. We incurred a net foreign-exchange gain of RMB33.7 million in 2018 due to the appreciation of the U.S. dollars against the Renminbi.

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

As of December 31, 2020, we held RMB7.48 billion (US$1.15 billion) in cash and cash equivalents, of which RMB3.08 billion (US$471.4 million) were denominated in U.S. dollars, a 5% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB153.8 million (US$23.6 million) in our cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31, 2020, we had short-term borrowings (including the current portion of long-term bank borrowings and financing associated with failed sale-leaseback transactions due within one year) of RMB8.24 billion (US$1.26 billion). As of December 31, 2020, we had short-term borrowings outstanding of RMB5.86 billion (US$897.7 million), RMB1.98 billion (US$303.5 million), RMB148.3 million (US$22.7 million) and RMB230.8 million (US$35.4 million), RMB21.9 million (US$3.4 million) which were denominated in RMB, U.S. dollars, Euros, JPY and AUD, respectively, and bearing a weighted average interest rates of 3.85%, 3.14%, 2.26%, 0.84% and 2.24% per annum, respectively. We have long-term borrowings (excluding the current portion of long-term bank borrowings and financing associated with failed sale-leaseback transactions due within one year) of RMB7.30 billion (US$1.12 billion), which bore interest at an average annual rate of 5.40% as of December 31, 2020.

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo, the term of which was later extended to November 2024. The credit limit was raised to US$40.0 million in June 2015, to US$60.0 million in July 2016 and further to US$90.0 million in January 2020 through amendments to the credit agreement. Borrowings under the credit agreement would be used to support our working capital and business operations in the United States.

In May 2015, we signed a US$20.0 million three-year bank facility agreement with Barclay Bank, which was subsequently raised to US$40.0 million, to support our working capital and business operations. The term of this bank facility has been extended to 2022.

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad, the term of which was extended to September 2021, to support our working capital and business operations in Malaysia.

In July 2017, we entered into a four-year financial lease in the amount of RMB600.0 million to support the improvement of our production efficiency.

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan. The loan was downsized to JPY5.00 billion after annual review in June 2020.

In May 2019, we issued convertible senior notes of US$85 million in aggregate principal amount due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. As of the date of this annual report, the convertible notes of US$15.75 million in aggregate have been converted.

In September 2019, we signed an RMB100 million one-year bank facility agreement with Malayan Banking Berhad, the term of which is renewable annually, to supplement our working capital. As of the date of this annual report, the term of this bank facility has been extended to September 2021.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2020, the depositary paid us an annual reimbursement of US$71 thousand for legal and investor relations expenses.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

2019 ADS Offering

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

2020 ATM Program

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File Number 333-251377), together with the prospectus supplement to register additional securities dated December 16, 2020, to sell up to an aggregate of US$100 million of our ADSs through the 2020 ATM Program. On January 6, 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses. Credit Suisse Securities (USA) LLC and Barclays Capital Inc. acted as our sales agents for the 2020 ATM Program.

In the first quarter of 2021, we used all of the net proceeds from our 2020 ATM Program, respectively, for our production capacity expansion and other general corporate purposes. Our production capacity expansion has been conducted mainly through Jiangxi Jinko, a 73.3% owned subsidiary of ours in China, and therefore certain amount of the net proceeds from the 2020 ATM Program has been transferred to Jiangxi Jinko in the form of intercompany loans. In January 2021, we offered intercompany loans of US$95.0 million in aggregate to Jiangxi Jinko through JinkoSolar Investment Limited, our wholly-owned subsidiary, for three years at an annual interest rate of 3.34%.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred in 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2019		2020
	(RMB)		(RMB)		(US$)

	(in thousands)
Audit Fees	5,690		5,800		889
Audit-related Fees	600	(1)	1,350	(2)	207
Tax Fees (3)	178		623		95
Total	6,468		7,773		1,191
(1)	represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with our follow-on offering of ADSs and concurrent private placement of convertible senior notes in 2019.

(2)	represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with our 2020 ATM Program.

(3)	“Tax Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for tax advice.

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

ITEM 16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

						(d) Maximum
						Approximate
				(c) Total		Dollar Value
				Number of ADSs		of ADSs That
				Purchased		May Yet Be
				as Part of		Purchased
	(a) Total			Publicly		Under the
	Number of	(b) Average		Announced		Plans or
	ADSs	Price Paid per		Plans or		Program (in
Period	Purchased	ADS		Programs(1)		million)(1)
March 12, 2020 through March 31, 2020	305,660	US$	13.58	305,660	US$	95.9
April 2020	—		—	—	US$	95.9
May 2020	—		—	—	US$	95.9
June 2020	—		—	—	US$	95.9
July 2020	—		—	—	US$	95.9
August 2020	—		—	—	US$	95.9
September 2020	—		—	—	US$	95.9
October 2020	—		—	—	US$	95.9
November 2020	—		—	—	US$	95.9
December 2020	—		—	—	US$	95.9
January 2021	—		—	—	US$	95.9
February 2021	—		—	—	US$	95.9
March 2021 (through March 11, 2021)	—		—	—	US$	95.9
March 12, 2021 through March 31, 2021	—		—	—		—
April 2021 (through April 28, 2020)	—		—	—		—
Total	305,660	US$	13.58	305,660		—
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

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020).

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

4.9

Subscription Agreement Schedule and Amended and Restated Subscription Agreement among the Registrant, JinkoSolar WWG Investment Co., Ltd., JinkoSolar Power Engineering Group Limited, Jiangxi JinkoSolar Engineering Co., Ltd., Jinko Power Co., Ltd. and MEGCIF Investments 6 Limited (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 16, 2015)

4.10

Master Services Agreement between the Registrant and Jiangxi JinkoSolar Engineering Co., Ltd. dated October 18, 2016 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on March 29, 2017)

4.11

English translation of Share Purchase Agreement between Wide Wealth Group Holdings Limited and Shangrao Kangsheng Technology Co., Ltd. dated October 18, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on March 29, 2017)

4.12

Convertible Senior Notes Purchase Agreement between the Registrant and Credit Suisse AG, Singapore Branch dated May 15, 2019 (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.13

Convertible Senior Notes Purchase Agreement between the Registrant and Credit Suisse (Hong Kong) Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.14

Convertible Senior Notes Purchase Agreement between the Registrant and BFAM Asian Opportunities Master Fund, LP acting through its general partner BFAM Asian Opportunities Master GP Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.15

Convertible Senior Notes Purchase Agreement between the Registrant and CAI Global Master Fund, L.P. dated May 15, 2019 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.16

Convertible Senior Notes Purchase Agreement between the Registrant and Myriad Opportunities Master Fund Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.17

Convertible Senior Notes Purchase Agreement between the Registrant and Nine Masts Investment Fund dated May 15, 2019 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.18

Convertible Senior Notes Purchase Agreement between the Registrant and Huge Star Opportunity II Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.19

Placement Agent Agreement between the Registrant and Credit Suisse (Hong Kong) Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.20

Indenture among the Registrant, The Bank of New York Mellon, London Branch, as trustee and paying agent, The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent, and The Bank of New York Mellon, London Branch, as conversion agent dated May 17, 2019 (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.21

Zero Strike Call Option Confirmation between the Registrant and Credit Suisse AG, Singapore Branch dated May 14, 2019 (incorporated by reference to Exhibit 4.25 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 24, 2020)

4.22

Form of Distribution Agency Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 on Form 6-K (File No. 001-34615) furnished with the Securities and Exchange Commission on December 16, 2020)

4.23*	2021 Equity Incentive Plan

8.1*	Subsidiaries of the Registrant

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

JinkoSolar Holding Co., Ltd.

		By:	/s/ Xiande Li
		Name:	Xiande Li
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date:	April 28, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JinkoSolar Holding Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020 and the manner in which it accounts for leases in 2019.

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

Accrued warranty costs

As described in Note 2 to the consolidated financial statements, solar modules produced by the Company are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Management applied significant judgment in estimating the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. The Company’s accrued warranty costs were RMB 892 million as of December 31, 2020.

The principal considerations for our determination that performing procedures relating to accrued warranty costs is a critical audit matter are there was significant judgment made by management in estimating the warranty costs, including the expected failure rate and the estimated replacement costs. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s estimation of warranty costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the estimation of accrued warranty costs. These procedures also included, among others, testing the appropriateness of the methodology used and the reasonableness of the significant assumptions used by management in developing these estimates, including the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations. Evaluating whether the significant assumptions used by management were reasonable involved (i) testing historical warranty claims and settlements, (ii) evaluating the reasonableness and appropriateness of factors considered by management in estimating the expected failure rate, and (iii) testing the completeness, accuracy and relevance of the underlying data used to estimate the replacement cost.

Allowance for doubtful accounts for accounts receivable

As described in Notes 2 and 7 to the consolidated financial statements, the Company’s gross accounts receivable were RMB 4,856 million, for which an allowance for doubtful accounts of RMB 294 million was recorded as of December 31, 2020. The allowance is management’s estimate of expected credit losses on accounts receivable. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, including size, type of the services and products the Company provided. Management determined an expected loss rate for each group based on historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses.

The principal considerations for our determination that performing procedures relating to credit loss provision for accounts receivable is a critical audit matter are there was significant judgment made by management in estimating the credit loss provision for accounts receivable. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s judgement about credit risk characteristics, lifetime for debt recovery, current and future economic conditions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the estimation of credit loss provision for accounts receivable. These procedures also included, among others, testing management’s process for estimating the credit loss provision for accounts receivable by, (i) testing the completeness, accuracy, and relevance of the data used; (ii) evaluating the appropriateness of the model and methodology used by management; and (iii) evaluating the reasonableness of significant assumptions used by management, including credit risk characteristics, lifetime for debt recovery, current and future economic conditions.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2021

We have served as the Company’s auditor since 2008.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	USD
				(Note 2 (al))
Revenues from third parties	23,586,834,523	29,592,010,063	35,067,287,007	5,374,296,859
Revenues from related parties	1,455,778,818	154,277,696	62,171,609	9,528,216
Total revenues	25,042,613,341	29,746,287,759	35,129,458,616	5,383,825,075
Cost of revenues	(21,528,868,419)	(24,314,602,138)	(28,957,798,084)	(4,437,976,718)
Gross profit	3,513,744,922	5,431,685,621	6,171,660,532	945,848,357
Selling and marketing	(1,708,270,457)	(2,250,335,913)	(2,473,982,242)	(379,154,367)
General and administrative	(779,423,027)	(1,059,026,633)	(1,409,371,207)	(215,995,587)
Impairment of long-lived assets	(14,548,043)	(68,262,038)	(114,167,665)	(17,496,960)
Research and development	(366,576,571)	(324,434,526)	(389,192,056)	(59,646,292)
Total operating expenses	(2,868,818,098)	(3,702,059,110)	(4,386,713,170)	(672,293,206)
Income from operations	644,926,824	1,729,626,511	1,784,947,362	273,555,151
Interest expenses, net	(295,692,041)	(391,582,064)	(459,233,810)	(70,380,661)
Subsidy income	52,176,462	63,016,966	191,980,690	29,422,328
Exchange gain/(loss) , net	33,681,095	8,808,559	(336,522,915)	(51,574,393)
Other income, net	25,817,059	17,873,433	2,292,191	351,294
Gain/(loss) on disposal of subsidiaries	(9,425,365)	19,935,109	—	—
Change in fair value of foreign exchange forward contracts	(44,089,700)	(78,283,526)	191,185,803	29,300,506
Change in fair value of foreign exchange options	(9,720,182)	(330,706)	(3,607,817)	(552,922)
Change in fair value of interest rate swap	9,701,051	(69,974,512)	(78,878,089)	(12,088,596)
Change in fair value of convertible senior notes and call option	—	(29,257,458)	(725,791,523)	(111,232,417)
Convertible senior notes issuance costs	—	(18,646,101)	—	—
Income before income taxes	407,375,203	1,251,186,211	566,371,892	86,800,290
Income tax expenses	(4,409,523)	(277,979,001)	(178,410,780)	(27,342,648)
Equity in income/(loss) of affiliated companies	2,609,853	(48,854,715)	(52,705,838)	(8,077,523)
Net income	405,575,533	924,352,495	335,255,274	51,380,119
Less: Net income/(loss) attributable to the non-controlling interests	(903,161)	25,690,269	104,870,621	16,072,126
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	406,478,694	898,662,226	230,384,653	35,307,993

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share -
Basic	2.64	5.31	1.29	0.20
Diluted	2.63	4.85	(1.36)	(0.21)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS-
Basic	10.56	21.22	5.15	0.79
Diluted	10.52	19.40	(5.42)	(0.83)
Weighted average ordinary shares outstanding
Basic	153,806,379	169,363,306	178,938,853	178,938,853
Diluted	154,704,166	166,567,757	171,438,853	171,438,853

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	USD
				(Note 2 (al))
Net income	405,575,533	924,352,495	335,255,274	51,380,119
Other comprehensive income:
-Change in the instrument-specific credit risk (Note 24)	—	(21,089,777)	60,325,828	9,245,337
-Foreign currency translation adjustments	47,004,900	13,741,077	(251,893,476)	(38,604,364)
Comprehensive income	452,580,433	917,003,795	143,687,626	22,021,092
Less: comprehensive income/(loss) attributable to non-controlling interests	(903,161)	25,690,269	(104,870,621)	(16,072,126)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	453,483,594	891,313,526	38,817,005	5,948,966

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

	December 31, 2019	December 31, 2020
	RMB	RMB	USD
			(Note 2 (al))
ASSETS
Current assets:
Cash and cash equivalents	5,653,853,691	7,481,678,114	1,146,617,335
Restricted cash	576,546,098	593,093,671	90,895,582
Restricted short-term investments	6,930,501,767	6,400,637,248	980,940,574
Short-term investments	—	570,000,000	87,356,322
Accounts receivable, net - related parties	520,503,579	410,358,136	62,890,136
Accounts receivable, net - third parties	5,266,350,650	4,534,758,279	694,982,112
Notes receivable - related party	18,628,574	33,001,402	5,057,686
Notes receivable, net - third parties	1,529,800,657	1,051,561,153	161,158,797
Advances to suppliers - third parties	2,522,373,453	1,002,613,083	153,657,177
Inventories, net	5,818,788,985	8,376,935,829	1,283,821,583
Foreign exchange forward contract receivables	52,281,183	183,146,199	28,068,383
Other receivables - related parties	54,318,280	23,756,223	3,640,800
Held-for-sale assets	1,170,817,846	—	—
Prepayments and other current assets	1,573,481,940	3,020,592,138	462,925,998
Total current assets	31,688,246,703	33,682,131,475	5,162,012,485
Non-current assets:
Restricted long-term investments	531,157,976	1,389,194,457	212,903,365
Accounts receivable, net - third parties	—	26,404,958	4,046,737
Project assets, net	798,243,129	645,354,723	98,904,938
Investments in affiliates	278,021,287	194,257,539	29,771,270
Property, plant and equipment, net	10,208,204,549	12,455,443,559	1,908,880,239
Land use rights, net	597,922,450	760,961,584	116,622,465
Intangible assets, net	36,395,056	35,837,648	5,492,360
Deferred tax assets	271,286,263	255,107,432	39,096,924
Financing lease right-of-use assets, net	1,259,713,215	829,122,192	127,068,535
Operating lease right-of-use assets, net	317,903,640	316,512,346	48,507,639
Call option related to convertible senior notes	294,177,634	756,929,181	116,004,472
Other assets – related parties	96,753,306	107,318,909	16,447,342
Other assets – third parties	1,466,692,145	1,777,798,867	272,459,596
Total non-current assets	16,156,470,650	19,550,243,395	2,996,205,882
Total assets	47,844,717,353	53,232,374,870	8,158,218,367

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

	December 31, 2019	December 31, 2020
	RMB	RMB	USD
			(Note 2 (al))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	36,309,710	14,113,577	2,163,000
Accounts payable - third parties	4,952,629,856	4,436,495,099	679,922,621
Notes payable - third parties	7,518,569,682	9,334,876,307	1,430,632,384
Accrued payroll and welfare expenses	879,465,292	995,054,181	152,498,725
Advances from related parties	748,615	—	—
Advances from third parties	4,350,380,332	2,451,495,092	375,708,060
Income tax payable	117,422,380	73,720,203	11,298,115
Foreign exchange forward derivatives payables	3,856,561	17,894,719	2,742,486
Convertible senior notes - current	—	1,831,612,124	280,706,839
Financing lease liabilities - current	227,613,208	272,329,554	41,736,330
Operating lease liabilities - current	40,043,113	48,244,010	7,393,718
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	9,047,249,911	8,238,530,781	1,262,610,081
Other payables and accruals - third parties	3,055,929,756	3,408,395,342	522,359,435
Other payables - related parties	13,127,352	71,515,404	10,960,215
Guarantee liabilities to related parties	25,687,692	22,519,228	3,451,223
Held-for-sale liabilities	1,008,195,707	—	—
Total current liabilities	31,277,229,167	31,216,795,621	4,784,183,232
Non-current liabilities:
Long-term borrowings	1,586,187,165	7,301,535,829	1,119,009,322
Finance lease obligations and others	—	—	—
Long-term payables	—	97,372	14,923
Accrued warranty costs - non-current	651,968,415	769,331,650	117,905,234
Financing lease liabilities - non-current	583,490,228	313,087,663	47,982,784
Operating lease liabilities - non-current	279,534,370	277,239,113	42,488,753
Convertible senior notes	728,215,869	—	—
Deferred tax liability	250,733,941	328,713,193	50,377,501
Guarantee liabilities to related parties - non-current	46,331,673	34,812,446	5,335,241
Total non-current liabilities	4,126,461,661	9,024,817,266	1,383,113,758
Total liabilities	35,403,690,828	40,241,612,887	6,167,296,990

Commitment and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (USD0.00002 par value, 500,000,000 shares authorized, 180,653,497 and 190,380,309 shares issued as of December 31, 2019 and December 31, 2020, respectively, 178,930,297 and 187,434,469 shares outstanding as of December 31, 2019 and December 31, 2020, respectively.)	24,767	26,052	3,993
Additional paid-in capital	4,582,849,862	5,251,244,630	804,788,449
Statutory reserves	689,706,737	692,008,508	106,054,944
Accumulated other comprehensive income	62,952,198	(128,615,450)	(19,711,180)
Treasury stock, at cost; 1,723,200 and 2,945,840 ordinary shares as of December 31, 2019 and December 31, 2020, respectively.	(13,875,553)	(43,169,878)	(6,616,073)
Retained earnings	3,981,660,004	4,216,350,412	646,183,971
Total JinkoSolar Holding Co., Ltd. shareholders' equity	9,303,318,015	9,987,844,274	1,530,704,104
Non-controlling interests	3,137,708,510	3,002,917,709	460,217,273
Total shareholders' equity	12,441,026,525	12,990,761,983	1,990,921,377
Total liabilities, redeemable non-controlling interest and shareholders' equity	47,844,717,353	53,232,374,870	8,158,218,367

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

					JinkoSolar Holding Co., shareholders' equity
					Accumulated			Retained
	Ordinary shares issued				other	Number of		earnings	Non-	Total
	Number of		Additional	Statutory	comprehensive	Treasury	Treasury	(Accumulated	controlling	shareholders’
	shares	Par value	paid-in capital	reserves	(loss)/income	Stock	Stock	losses)	interests	equity
		RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2017	133,869,274	18,604	3,313,608,385	516,885,853	23,295,998	(1,723,200)	(13,875,553)	2,849,339,968	(10,213)	6,689,263,042
Share-based compensation expense	—	—	29,307,903	—	—	—	—	—	—	29,307,903
Common stock offering	24,273,499	3,061	663,232,926	—	—	—	—	—	—	663,235,987
Appropriation to statutory reserves	—	—	—	53,290,350	—	—	—	(53,290,350)	—	—
Foreign currency exchange translation adjustment	—	—	—	—	47,004,900	—	—	—	—	47,004,900
Contribution from non-controlling interest	—	—	—	—	—	—	—	—	615,000,000	615,000,000
Exercise of share options	445,164	62	4,590,513	—	—	—	—	—	—	4,590,575
Net income	—	—	—	—	—	—	—	406,478,694	(903,161)	405,575,533
Balance as of December 31, 2018	158,587,937	21,727	4,010,739,727	570,176,203	70,300,898	(1,723,200)	(13,875,553)	3,202,528,312	614,086,626	8,453,977,940
Share-based compensation expense	—	—	4,578,315	—	—	—	—	—	—	4,578,315
Common stock offering	18,687,500	2,579	488,948,216	—	—	—	—	—	—	488,950,795
Appropriation to statutory reserves	—	—	—	119,530,534	—	—	—	(119,530,534)	—	—
Foreign currency exchange translation adjustment	—	—	—	—	13,741,077	—	—	—	—	13,741,077
Change in the instrument-specific credit risk (Note 24)	—	—	—	—	(21,089,777)	—	—	—	—	(21,089,777)
Contribution from non-controlling interest	—	—	—	—	—	—	—	—	2,595,780,000	2,595,780,000
Disposition of Poyang Luohong subsidiary (Note 1)	—	—	—	—	—	—	—	—	(97,848,385)	(97,848,385)
Exercise of share options	3,378,060	461	78,583,604	—	—	—	—	—	—	78,584,065
Net income	—	—	—	—	—	—	—	898,662,226	25,690,269	924,352,495
Balance as of December 31, 2019	180,653,497	24,767	4,582,849,862	689,706,737	62,952,198	(1,723,200)	(13,875,553)	3,981,660,004	3,137,708,510	12,441,026,525
Share-based compensation expense	—	—	922,868	—	—	—	—	—	—	922,868
Common stock offering	5,976,272	781	636,178,663	—	—	—	—	—	—	636,179,444
Appropriation to statutory reserves	—	—	—	2,301,771	—	—	—	(2,301,771)	—	—
Foreign currency exchange translation adjustment	—	—	—	—	(251,893,476)	—	—	—	—	(251,893,476)
Change in the instrument-specific credit risk (Note 24)	—	—	—	—	60,325,828	—	—	—	—	60,325,828
Contribution from non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	865,000,000	865,000,000
Contribution from principal shareholders (Note 26)	—	—	139,854,157	—	—	—	—	—	(139,854,157)	—
Settlement of non-controlling interest (Note 20)	—	—	(171,497,761)	—	—	—	—	—	(3,798,746,361)	(3,970,244,122)
Repurchase of non-controlling interest	—	—	(20,624,812)	—	—	—	—	—	(266,060,904)	(286,685,716)
Equity financing in a subsidiary (Note 26)	—	—	—	—	—	—	—	—	3,100,000,000	3,100,000,000
Exercise of share options	3,750,540	504	83,561,653	—	—	—	—	—	—	83,562,157
Share repurchase(Note 25)	—	—	—	—	—	(1,222,640)	(29,294,325)	—	—	(29,294,325)
Cumulative effect of adoption of new accounting standard (Note 2(am))	—	—	—	—	—	—	—	6,607,526	—	6,607,526
Net income	—	—	—	—	—	—	—	230,384,653	104,870,621	335,255,274
Balance as of December 31, 2020	190,380,309	26,052	5,251,244,630	692,008,508	(128,615,450)	(2,945,840)	(43,169,878)	4,216,350,412	3,002,917,709	12,990,761,983

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	USD
				(Note 2 (al))
Cash flows from operating activities:
Net income	405,575,533	924,352,495	335,255,274	51,380,119
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Share-based compensation charge:	29,307,903	4,578,315	922,868	141,436
Change in fair value of foreign exchange forward contracts	1,475,360	(48,425,227)	(129,806,218)	(19,893,673)
Change in fair value of foreign exchange options	9,720,182	330,706	3,607,817	552,922
Change in fair value of convertible senior notes	—	114,149,092	1,202,082,070	184,227,137
Change in fair value of call option	—	(84,891,634)	(476,290,547)	(72,994,720)
Change in fair value of interest rate swap	(9,701,051)	69,974,512	78,878,089	12,088,596
Convertible senior notes issuance expense	—	18,646,101	—	—
Deferred income taxes	(106,925,932)	291,623,774	94,158,083	14,430,358
Depreciation of property, plant and equipment	802,022,200	737,584,653	1,160,851,059	177,908,208
Amortization of right-of-use assets	—	145,539,290	146,965,210	22,523,404
Depreciation of project assets	—	77,028,161	52,830,115	8,096,569
Amortization of land use rights	11,042,735	11,974,071	12,379,121	1,897,183
Amortization of intangible assets	4,212,569	6,822,339	10,176,591	1,559,631
Amortization of guarantee liability	(28,243,063)	(18,574,433)	(14,687,691)	(2,250,987)
Inventory write-down	220,171,794	135,874,384	270,893,308	41,516,216
Provision/(reversal of provision) for allowance of doubtful accounts	(8,051,386)	61,591,999	14,086,414	2,158,837
Loss on disposal of property, plant and equipment	48,168,035	67,953,732	428,115,147	65,611,517
Amortization of deferred losses related to sale-leaseback transactions	36,638,880	33,560,902	27,502,575	4,214,954
Gain on disposal of land use right	(315,735)	—	—	—
Impairment of long-lived assets	14,548,043	68,262,038	114,167,665	17,496,960
Equity in (income)/loss of affiliated companies	(2,609,853)	48,854,715	52,705,838	8,077,523
Loss/(gain) on disposal of investment in subsidiaries	9,425,365	(19,935,109)	—	—
Exchange (gain)/loss, net	(33,681,095)	(8,808,559)	336,522,915	51,574,393
Changes in operating assets and liabilities (net of impact of disposition):
(Increase)/decrease in accounts receivable – third parties	(905,161,935)	168,487,767	362,086,656	55,492,208
Decrease in accounts receivable - related parties	1,437,274,337	155,264,144	89,587,130	13,729,828
(Increase)/decrease in notes receivable – third parties	(439,236,676)	(519,332,155)	478,057,166	73,265,466
Increase in notes receivable - related parties	—	(18,628,574)	(14,372,828)	(2,202,732)
(Increase)/decrease in advances to suppliers – third parties	(258,143,369)	(1,852,725,829)	1,536,442,289	235,470,083
Increase in inventories	(1,690,466,292)	(209,819,715)	(2,822,713,480)	(432,599,767)
(Increase)/decrease in project assets constructed for sale, net of incremental revenue (Note 2(l))	(1,257,507,244)	(397,684,206)	976,712,752	149,687,778
Decrease in lease liabilities	—	(28,151,002)	(36,498,499)	(5,593,640)
(Increase)/decrease in other receivables - related parties	(94,349,636)	13,411,589	30,562,057	4,683,840
(Increase)/decrease in prepayments and other current assets	(294,208,927)	57,559,179	(1,112,028,646)	(170,425,846)
Decrease in other assets - related parties	1,042,234	48,230,439	—	—
Decrease/(increase) in other assets - third parties	23,458,061	(797,875,265)	(75,444,724)	(11,562,410)
Increase/(Decrease) in accounts payable – third parties	651,639,945	184,669,751	(367,053,963)	(56,253,481)
(Decrease)/increase in accounts payable - related parties	(4,630,853)	35,611,667	(22,196,133)	(3,401,706)
Increase in accrued payroll and welfare expenses	89,540,563	68,544,633	115,536,590	17,706,757
Increase/(decrease) in advances from – third parties	1,637,949,690	1,676,456,800	(1,792,906,128)	(274,774,886)
Decrease in advances from – related parties	(36,489,858)	(161,471)	(748,615)	(114,730)
Increase/(decrease) in income tax payables	42,460,277	48,243,071	(44,762,990)	(6,860,228)
Decrease in accrued income tax – non - current	(6,041,195)	—	—	—
Decrease in derivative assets_foreign exchange option	—	516,012	—	—
Decrease in derivative liability_interest rate swap	(3,999,336)	(21,488,548)	(140,150,054)	(21,478,935)
Increase in other payables and accruals – third parties	310,150,424	161,448,319	687,122,690	105,306,159
Increase in other payables and accruals – related parties	8,485,112	—	58,388,053	8,948,360
Increase in land use right	—	—	(176,282,702)	(27,016,506)
Decrease of long-term borrowings related to sale of project assets constructed for sale	—	—	(859,165,984)	(131,672,948)
Net cash provided by operating activities	614,545,806	1,410,642,923	591,486,340	90,649,247

Cash flows from investing activities:
Maturity of restricted short-term investments	6,436,613,343	7,876,919,116	10,075,360,381	1,544,116,533
Maturity of restricted long-term investments	26,092,355	640,908,642	790,399,307	121,133,993
Maturity of short-term investments	602,684,530	—	—	—
Proceeds from disposal of property, plant and equipment	138,135,495	201,267,370	88,714,309	13,596,063
Cash received from, net of cash disposed of, disposal of subsidiaries	11,760,083	198,291,138	48,078,440	7,368,345
Purchase of property, plant and equipment	(2,421,517,272)	(3,297,539,820)	(4,055,059,787)	(621,465,102)
Cash paid for project assets constructed to operate	(29,889,472)	(376,505,336)	(76,350,901)	(11,701,288)
Cash paid for investment in affiliates	—	(295,049,363)	—	—
Purchase of land use right	(128,004,864)	(34,951,335)	—	—
Purchase of intangible assets	(13,840,620)	(7,855,985)	(14,565,882)	(2,232,319)
Purchase of restricted short-term investments	(7,257,259,419)	(10,749,001,884)	(9,552,995,862)	(1,464,060,669)
Purchase of restricted long-term investments	(699,599,285)	(181,771,258)	(1,648,435,788)	(252,633,837)
Purchase of short-term investments	(600,000,000)	—	(570,000,000)	(87,356,322)
Purchase of a subsidiary			(19,431,850)	(2,978,061)
Cash received from dividend	—	—	15,597,932	2,390,488
Net cash used in investing activities	(3,934,825,126)	(6,025,288,715)	(4,918,689,701)	(753,822,176)

Cash flows from financing activities:
Cash received from issuance of convertible senior notes	—	585,301,500	—	—
Cash payment for call option	—	(206,577,000)	—	—
Cash payment for deposit of call option	—	(10,328,850)	—	—
Cash received from borrowings from sale-leaseback	147,985,433	—	—	—
Cash payment for finance lease and related deposit as lessee	(309,827,275)	(284,089,511)	(252,485,455)	(38,695,089)
Proceeds from exercise of share options	44,275,858	38,245,122	114,758,281	17,587,476
Payment of deposit for finance lease as lessee	(10,600,000)	(89,761,500)	—	—
Proceeds from common stock offering	663,235,987	488,950,795	—	—
Capital contributions by non-controlling interest holder	615,000,000	2,595,780,000	865,000,000	132,567,050
Issuance cost paid for issuance of convertible senior notes	—	(18,646,101)	—	—
Proceeds from bank borrowings	14,602,250,496	17,877,213,936	24,104,976,401	3,694,249,257
Repayment of borrowings	(12,178,792,295)	(14,945,664,410)	(25,337,297,256)	(3,883,110,690)
Increase/(Decrease) in notes payable - related party	35,000,000	(35,000,000)	—	—
Increase in notes payable - third party	364,080,070	1,686,462,664	1,816,306,625	278,361,169
Repurchase of convertible senior notes	—	(68,632)	—	—
Repayment of bonds payable	—	(300,000,000)	—	—
Equity financing in a subsidiary	—	—	3,100,000,000	475,095,785
Borrowings from government background funds	—	—	2,202,000,000	337,471,264
Repurchase of shares	—	—	(29,294,325)	(4,489,552)
Repurchase of non-controlling interest	—	—	(286,685,716)	(43,936,508)
Net cash provided by financing activities	3,972,608,274	7,381,818,013	6,297,278,555	965,100,162
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	68,323,815	24,758,635	(169,261,838)	(25,940,512)
Net increase in cash, cash equivalents, and restricted cash	720,652,769	2,791,930,856	1,800,813,356	275,986,721
Cash, cash equivalents, and restricted cash, beginning of the year	2,761,374,804	3,482,027,573	6,273,958,429	961,526,196
Cash, cash equivalents, and restricted cash, end of the year (Note 2(d))	3,482,027,573	6,273,958,429	8,074,771,785	1,237,512,917

Supplemental disclosure of cash flow information
Cash paid for income tax	27,336,014	13,596,822	357,781,362	54,832,393
Cash paid for interest expenses (net of amounts capitalized)	370,697,228	575,397,291	670,159,522	102,706,440

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in payables	867,835,949	1,488,570,184	1,648,426,572	252,632,425
Purchases of project assets included in held-for-sale liabilities	72,467,231	177,729,416	—	—
Proceeds from exercise of share options received in subsequent period	—	40,338,943	9,142,819	1,401,198
Receivables related to At-The-Market offering	—	—	641,065,394	98,247,570
Receivables related to disposal of Property, plant and equipment	—	—	92,734,513	14,212,186
Disposal of equity securities with consideration offset against payable balance due to third party	—	—	7,200,000	1,103,448

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2020:

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Technology Limited. (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	73%

Zhejiang Jinko Solar Co., Ltd.(“Zhejiang Jinko”)	June 30, 2009	PRC	73%

Jinko Solar Import and Export Co., Ltd. (“Jinko Import and Export”)	December 24, 2009	PRC	73%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	73%

Zhejiang Jinko Trading Co., Ltd.(“Zhejiang Trading”)	June 13, 2010	PRC	73%

Xinjiang Jinko Solar Co., Ltd. (“Xinjiang Jinko”)	May 30, 2016	PRC	73%

Yuhuan Jinko Solar Co., Ltd.(“Yuhuan Jinko”)	July 29, 2016	PRC	73%

JinkoSolar (U.S.) Inc. (“Jinko US”)	August 19, 2010	USA	73%

Jiangxi Photovoltaic Materials Co., Ltd. (“Jiangxi Materials”)	December 1, 2010	PRC	73%

JinkoSolar (Switzerland) AG(“Jinko Switzerland”)	May 3, 2011	Switzerland	73%

JinkoSolar (US) Holdings Inc.(“Jinko US Holding”)	June 7, 2011	USA	73%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	73%

Jinko Solar Canada Co., Ltd. (“Jinko Canada”)	November 18, 2011	Canada	73%

Jinko Solar Australia Holdings Co. Pty Ltd. (“Jinko Australia”)	December 7, 2011	Australia	73%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	73%

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	73%

Wide Wealth Group Holding Limited.(“Wide Wealth Hong Kong”)	June 11, 2012	Hong Kong	100%

Canton Best Limited (“Canton Best BVI”)	September 16, 2013	BVI	100%

Jinkosolar Household PV System Ltd.	January 12, 2015	BVI	100%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	73%

Jinko Power International (Hongkong) Limited.	July 10, 2015	Hong Kong	100%

JinkoSolar International Development Limited.	August 28, 2015	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	73%

JinkoSolar Trading Privated Limited.	February 6, 2017	India	73%

JinkoSolar LATAM Holding Limited.	August 22, 2017	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	USA	73%

JinkoSolar Technology (Haining) Co., Ltd. (“Haining Jinko”)	December 15, 2017	PRC	51%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	73%

Jinko Solar Korea Co., Ltd.	December 3, 2018	Korea	73%

JinkoSolar (Sichuan) Co., Ltd. (“Jinko Sichuan”)	February 18, 2019	PRC	48%

JinkoSolar (Qinghai) Co., Ltd.	April 3, 2019	PRC	40%

Rui Xu Co., Ltd. (“Rui Xu")	July 24, 2019	PRC	100%

JinkoSolar (Yiwu) Co., Ltd. (“Jinko Yiwu”)	September 19, 2019	PRC	40%

Jinko PV Material Supply SDN. BHD	September 23, 2019	Malaysia	73%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	73%

JinkoSolar (Chuzhou) Co., Ltd. (“Jinko Chuzhou”)	December 26, 2019	PRC	40%

Zhejiang New Materials Co., Ltd.	March 24, 2020	PRC	73%

JinkoSolar (Shangrao) Co., Ltd.	April 17, 2020	PRC	40%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	73%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	73%

Jinko Solar (Malaysia) SDN BHD	August 28, 2020	Malaysia	73%

JinkoSolar (Chuxiong) Co., Ltd.	September 25, 2020	PRC	73%

Yiwu New Materials Co., Ltd. (“Yiwu Materials”)	October 24, 2020	PRC	73%

(i) In October 2020, the Group completed a RMB3.1 billion (approximately USD461.2 million) equity financing through Jiangxi Jinko. Immediately after the closing, third-party investors together with JinkoSolar's founders and senior management personnel, directly or through their investment arms, collectively own approximately a 26.7% equity interest in Jiangxi Jinko.

(ii) In the fourth quarter of 2016, JinkoSolar Technology Limited (formally known as Paker Technology Limited) disposed of Zhejiang Jinko Financial Leasing Co., Ltd. with the consideration of RMB183.0 million (USD26.4 million). Loss on disposal of this subsidiary amounted to RMB15.2 million (USD2.2 million) was recognized. Consideration associated with the transaction amounted to RMB128.1 million and RMB41.8 million was collected in the year of 2019 and 2020, respectively.

(iii) In the first quarter of 2018, the Group disposed of Hirasawa Power East Godo Kaishat (“Hirasawa Power”), its fully own subsidiary who holds the rights to build, implement and operate two solar projects locating at Japan, with the consideration of JPY 996,420,932. As these solar projects in Japan were constructed for sale upon completion instead of self-operating by the Group, the Group recorded such disposition under the standard of ASC 606, and recognized revenue and cost of sales with the amount of RMB93,451,309 and RMB69,133,413 , respectively. Consideration associated with the transaction was collected in 2018.

(iv) Haining Jinko was founded by the Group in the year of 2017 and is principally engaged in the production of photovoltaic products, such as solar modules and cells, for intercompany sales within the Group. In the second and third quarter of 2018, government background companies made capital injection with the amounted of RMB517 million into Haining Jinko. In the third quarter of 2019, to support developments of local enterprise, government background funds of Zhejiang province made investment into Haining Jinko as capital injections through limited partnership established together with Zhejiang Jinko. The total capital injection received from government funds in the year of 2019 amounted to RMB845.78 million. The Group’s percentage of ownership in Haining Jinko was 56.4% as at December 31, 2019. During the year of 2020, the Group repurchased certain of the noncontrolling interests with the consideration of RMB286.7 million, with the difference between the consideration and the carrying amount of noncontrolling interests charged to additional paid-in capital with the amount of RMB20.6 million. In addition, in the fourth quarter of 2020, certain of the non-controlling interest arrangements were settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 20).

(v) In the third quarter of 2018, the Group and JinkoPower jointly invested in and established an entity named Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), which develops and operates solar power project in Shangrao, Jiangxi Province. Cash capital injection with the amount of RMB98 million have been made by JinkoPower at the end of 2018. The Group held 51% equity interests of Poyang Luohong and consolidated such entity in its financial statements. In the fourth quarter of 2019, the Group disposed of 51% equity interest in Poyang Luohong to a third party buyer with the consideration of RMB99.8 million (USD14.3 million). A gain of RMB19.9 million (USD2.9 million) was recognized. The disposal gain was mainly resulted from the recognition of the un-realized profit generated from the module sales transactions between the Group and Poyang Luohong before the disposal with the amount of RMB19.9 million. Consideration associated with the transaction was collected in full in 2019. Upon the disposal, the non-controlling interests related to Poyang Luohong with the carrying amount of RMB97.8 million was eliminated.

(vi) In the fourth quarter of 2018, the Group disposed of Jinko Solar Investment (Pty) Ltd and its subsidiary Jinko Solar Pty Ltd. (“JinkoSolar South Africa”) with the consideration of RMB1 to a third party buyer. Loss of disposal amounted to RMB20 thousand was recognized. Consideration associated with the transaction was collected subsequently in 2020.

(vii) In the second quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with the amount of RMB800 million and RMB200 million had been made by the non-controlling shareholders in 2019 and 2020, respectively. The Group controls and consolidates the entity in its financial statements. Jinko Sichuan is principally engaged in the production of silicon ingot for intercompany sales within the Group. In the fouth quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 20).

(viii) In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Chuzhou. Cash capital injections with the amount of RMB550 million and RMB300 million had been made by the non-controlling shareholder in 2019 and 2020, respectively. The Group owns controls and consolidates such entity in its financial statements. Jinko Chuzhou is principally engaged in the production of solar modules for intercompany sales within the Group. In the third quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 20).

(ix) In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with the amount of RMB400 million and RMB365 million had been made by the non-controlling shareholders in 2019 and 2020, respectively. The Group owns controls and consolidates such entity in its financial statements. Jinko Yiwu is principally engaged in the production of solar modules for intercompany sales within the Group. In the third quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and government background funds (Note 20).

(x) In the second quarter of 2020, Jiangxi Jinko, together with a government background fund, established Jinko Shangrao. Cash capital injections with the amount of RMB1,902 million had been made by the government fund as of December 31, 2020. The group owns controls and consolidates such entity in its financial statements. Shangrao Jinko is principally engaged in the production of photovoltaic products, such as solar modules and cells (Note 20).

(xi) In the second quarter of 2020, Jiangxi Materials acquired Rui Xu with a consideration of RMB20 million. Rui Xu is principally engaged in the production of photovoltaic consumable materials.

(xii) In the fourth quarter of 2020, the Group disposed all of it’s equity interest in Jinko Huineng Technology Services Co.,Ltd to Jinko Power Group with the consideration of RMB10.4 million (USD1.6 million). Consideration associated with the transaction was collected in December 2020.

2.    PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include expected credit loss provision, provision for inventories and advances to suppliers, impairment of long-lived assets, the economic useful lives of property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, guarantees, sale-leaseback, accounting for share-based compensation, fair value measurements of share-based compensation and financial instruments, legal contingencies, income taxes and related deferred tax valuation allowance.

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

c. Foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”), the official currency in the PRC. The Company and its PRC subsidiaries use RMB as their functional currency, while local currencies have been determined to be the functional currency of its subsidiaries incorporated outside of PRC such as USD or EUR etc. Transactions denominated in currencies other than the functional currency are translated into the functional currency of the entity at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency of the entity using the applicable exchange rates at the applicable balance sheet dates. All such exchange gains or losses are included in exchange loss in the consolidated statements of operations.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents, restricted short-term investments and restricted cash denominated in RMB amounted to RMB10,387.2 million and RMB11,149.1 million as of December 31, 2019 and 2020, respectively.

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	5,653,853,691	7,481,678,114
Restricted cash	576,546,098	593,093,671
Cash and cash equivalents included in held-for-sale assets	43,558,640	—
Total	6,273,958,429	8,074,771,785

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

g. Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses.

The Company adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated retained earnings with amount of RMB6.6 million, among which RMB30.9 million was related to the decrease of allowance for accounts receivables-third parties, RMB15.0 million was related to the increase of allowance for accounts receivables- related parties and RMB9.3 million was related to the increase of allowance for other receivables and other current/non-current assets. As of January 1, 2020, upon the adoption, the expected credit loss provision for the current and non-current assets were RMB306,525,000 and RMB5,065,000, respectively.

The Company’s trade receivable, notes receivable, guarantee receivables, deposits and other receivables are within the scope of ASC Topic 326. The Company has identified the relevant risk characteristics of its customers and the related receivables, notes receivable, guarantee receivables, deposits and other receivables which include size, type of the services or the products the Company provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, the Company considers the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact the Company’s receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on the Company’s specific facts and circumstances.

For the year ended December 31, 2020, the Company recorded RMB14,086,414 expected credit loss expense in general and administrative expenses. As of December 31, 2020, the expected credit loss provision for the current and non-current assets were RMB323,688,768 and RMB1,987,646, respectively.

h. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group executes a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is probable. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluates whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances. The Group adopted ASC 326 on January 1, 2020 and has also made updates to its policies and internal controls over financial reporting as a result of adoption. Details please refer to Note 2 (g) above. Prior to 2020, credit loss allowance of accounts receivable was determined to be the amount of probable incurred credit losses based on historical default experiences as well as other factors associated with the credit risk of the Group’s customers.

i. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. No provision of advance to suppliers was recorded for the years ended December 31, 2018, 2019 and 2020.

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no provision recorded related to these long-term contracts for each of the three years ended December 31, 2018, 2019 and 2020.

k. Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings	20 years
Machinery and equipment	5~10 years
Furniture, fixture and office equipment	3~5 years
Motor vehicles	4~5 years

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

n. Interest Capitalization

Interest expenses during the years ended December 31, 2018, 2019 and 2020 were RMB429,347,129, RMB605,882,474 and RMB705,158,872, net of with interest income of RMB83,461,323, RMB170,984,099 and RMB216,618,294 respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the construction projects for the years ended December 31, 2018, 2019 and 2020 were RMB51,243,764, RMB43,841,311 and RMB29,306,768, respectively.

o. Land use rights and land lease

(a) Land use rights

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

(b) Land lease

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

With the adoption of ASU No. 2016-01, for investments in equity securities lacking of readily determinable fair values, the Company elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. Adoption of the standard had no significant impact on the Group’s consolidated financial statements for the years ended 2019 and 2020.

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

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. The Group may recognize impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to these assets. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analysis.

t. Leases

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

Receivables have also been recorded for the guarantee payments to be received (Note 28).

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

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts have been completed before the adoption date, and as the company has elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, with the amount of RMB26,604,993 , RMB7,660,940 and RMB 28,824,540 in 2018, 2019 and 2020.

The total amounts of retainage that were not recognized as revenue were RMB63,243,490, RMB55,582,550 and RMB26,758,010 as of December 31, 2018, 2019 and 2020, respectively. All of the retainages are within the Retainage Period of the sales contracts ranged from one year to two years.

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

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2018, 2019 and 2020, no incremental cost was capitalized as assets.

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

(c)  Revenue on electricity generation

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

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was nil, RMB19.4 million and RMB40.4 million for years ended December 31, 2018, 2019 and 2020, respectively.

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

Management applied significant judgements in estimating the expected failure rate of the Company's solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. Based on the actual claims incurred during the past years which appears to be consistent with the market practice, the Group projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Group’s actual claims experience in the historical periods as well as management’s current best estimation, the Group believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Group, as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation which continued to drop in recent years, the Group reversed previous years’ recorded warranty liability of RMB162,447,593, RMB123,853,626 and RMB123,942,984, with a corresponding decrease to selling and marketing expenses,in 2018, 2019 and 2020 respectively.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect the Group’s estimation of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2018, 2019 and 2020, warranty costs accrued for the modules delivered in the periods before the reversals due to updated project replacement cost were RMB278,417,311, RMB303,652,391 and RMB363,159,029, respectively. The utilization of the warranty accruals for the years ended December 31, 2018, 2019 and 2020 were RMB102,600,327, RMB85,035,667 and RMB98,525,648, respectively. Utilization of warranty accruals in 2018 was mainly due to a specific batch of solar modules shipped in 2017 with welding defects, while the utilization of warranty accruals in 2019 was mainly caused by the extreme climatic conditions in Xinjiang, China and India. Utilization of warranty accruals in 2020 was mainly due to sporadic customer claims with accumulation of the Group’s solar module shipment. Considering the defective modules only comprised a small portion of the Group’s module shipments, it is less likely to have a significant impact on the Group’s estimation on the expected failure rate of module production.

Movement of accrued warranty cost

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
At beginning of year	643,307,854	656,677,245	751,440,343
Additions	278,417,311	303,652,391	363,159,029
Utilization	(102,600,327)	(85,035,667)	(98,525,648)
Reversal to selling and marketing expense	(162,447,593)	(123,853,626)	(123,942,984)
At end of year	656,677,245	751,440,343	892,130,740

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

In previous years, the Company incurred additional warranty costs due to the defects in a specific batch of raw materials provided by a supplier. The Company appealed against the supplier for the defects and obtained the final judgement from the court in September 2020, pursuant to which the Company shall be compensated by the supplier with the amount of RMB83,054,792 by offsetting the Company’s payables due to such supplier. Given that, the Company reversed warranty expenses in the third quarter of 2020 with a corresponding reduction in accounts payables.

z. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB1,005,186,974, RMB1,489,639,843 and RMB1,631,219,134 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group's policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. As of December 31, 2019 and 2020 , there were no uncertain tax positions.

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term and long-term investments, accounts and notes receivable, foreign exchange forward contract receivables other receivables, prepayments and other current assets, call option, foreign exchange option, accounts and notes payable, other payables and accruals, foreign exchange forward contract payables, guarantee liabilities, lease liabilities, short-term borrowings, long-term borrowings, convertible senior notes and interest rate swap.

The foreign exchange forward contracts receivable and payable, call option, foreign exchange options, interest rate swap and convertible senior notes are measured at fair value (Note 31). Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

af. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2018, 2019 and 2020, the Group received financial subsidies of RMB52,176,462 , RMB63,016,966 and RMB191,980,690 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as other payables and accruals which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB8,102,911, RMB24,889,754 and RMB20,000,000 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

For the years ended December 31, 2018, 2019 and 2020, the Group made total appropriations to statutory reserves of RMB53,290,350, RMB119,530,534 and RMB2,301,771, respectively.

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

al. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars ("USD" or "USD") as of and for the year ended December 31, 2020 are solely for the convenience of readers and were calculated at the rate of RMB6.5250 to USD1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2020, or at any other rate.

am. Recent accounting pronouncements

New Accounting Standards Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted the update of ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): “Measurement of Credit Losses on Financial Instruments” on January 1, 2020 (Note (2g)).

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Company adopted this guidance on January 1, 2020 and it did not have a material effect on the Company’s condensed consolidated financial statements.

New Accounting Standards Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact.

In January 2020, the FASB issued ASU 2020-01 Investments—Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. The standard is effective for the Company for fiscal years beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact of ASU 2020-01.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact.

In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity’s own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

3.    REVENUES

The Group’s revenues for the respective periods are detailed as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Sales of solar modules	23,887,476,533	28,344,380,913	32,556,394,365
Sales of solar projects	93,451,309	—	1,197,712,617
Sales of silicon wafers	567,241,687	913,702,864	452,141,442
Sales of solar cells	291,232,876	282,407,099	344,509,546
Sales of other solar materials	203,210,936	155,742,512	478,184,047
Revenue from generated electricity	—	50,054,371	100,516,599
Total	25,042,613,341	29,746,287,759	35,129,458,616

In March 2020, the Company sold two solar power plants in Mexico, that were constructed with an intent to sell, with a combined capacity of 155 MW to an independent third party, and recognized sales of solar projects with the amount of RMB1,197.7 million.

The following table summarizes the Group’s net revenues generated in respective region:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	6,610,688,059	5,195,021,423	6,370,974,981
North America	2,746,348,909	7,550,454,941	10,098,115,960
Europe	1,984,476,407	5,201,919,985	4,644,486,810
Asia Pacific	6,575,869,478	7,304,164,060	9,603,210,650
Rest of the world	7,125,230,488	4,494,727,350	4,412,670,215
Total	25,042,613,341	29,746,287,759	35,129,458,616

4.    INTEREST EXPENSES, NET

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Interest expenses	429,347,128	605,882,474	705,158,872
Less: Interest capitalization	(51,243,764)	(43,841,311)	(29,306,768)
Less: Interest income	(83,461,323)	(170,984,099)	(216,618,294)
Amortisation of bond issuance costs	1,050,000	525,000	—
Total	295,692,041	391,582,064	459,233,810

5.    OTHER INCOME/(EXPENSES), NET

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Guarantee income	26,229,524	18,574,433	14,687,691
Donations	(412,465)	(701,000)	(12,395,500)
Total	25,817,059	17,873,433	2,292,191

Since 2016, the Group issued debt payment guarantees and redemption guarantees in favor of JinkoPower, a related party (Note 28). The guarantee liability which corresponds with the guarantee fees received is being amortized in straight line during the guarantee period from 1 to 16 years based on the life of the outstanding guaranteed bank loans by recognizing a credit to other income.

Increase of donations for the year ended December 31, 2020 was primarily due to the Group’s charitable donations in sight of the outbreak of COVID-19.

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

People’s Republic of China

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "CIT Law") with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. Jiangxi Jinko, Jiangxi

Materials, Zhejiang Jinko, Yuhuan Jinko, Haining Jinko and Xinjiang Jinko were designated by the relevant local authorities as “High and New Technology Enterprises" under the CIT Law. Jiangxi Jinko, Jiangxi Materials, Zhejiang Jinko and Xinjiang Jinko were subject to a preferential tax rate of 15% for 2018, 2019 and 2020. Jiangxi Jinko and Jiangxi Materials have successfully renewed this qualification for 2019, 2020 and 2021. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2018, 2019 and 2020. It was also designated by the relevant local authorities as a “High and New Technology Enterprise” in 2020, and will enjoy the preferential tax rate of 15% in 2021 and 2022. Yuhuan Jinko and Haining Jinko enjoyed the preferential tax rate of 15% in 2019 and 2020 and will continue to enjoy such rate in 2021. Sichuan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2020, 2021 and 2022.

Under the CIT Law, 10% withholding income tax ("WHT") will be levied on foreign investors for dividend distributions from foreign invested enterprises' profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company's subsidiaries that are intended to be permanently reinvested in China. Cumulative undistributed earnings of the Company's PRC subsidiaries intended to be permanently reinvested totaled RMB3,250,957,069, RMB3,883,577,293 and RMB3,878,527,864 as of December 31, 2018, 2019, 2020 respectively, and the amount of the unrecognized deferred tax liability, calculated based on the 5% rate, on the permanently reinvested earnings was RMB162,547,853, RMB194,178,865 and RMB193,926,393 as of December 31, 2018, 2019, 2020 respectively.

Hong Kong

The Company’s subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 37.6%.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 11.6% in 2020.

Jinko GMBH is incorporated in Germany and is subject to Germany profit tax rate of approximately 33% on the assessable profit.

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 27.9%.

Jinko Portugal is incorporated in Portugal and is subject to corporate income tax at 23%.

United States

Jinko US, Jinko US holding, and Jinko Solar (U.S.) Industries are Delaware incorporated corporations that are subject to U.S. federal corporate income tax on taxable incomes at a rate of 21% for taxable years beginning after December 31, 2017 and at differing tax rates of various states ranged from 0.75% to 9.99%.

Malaysia

The Income Tax Act 1967 of Malaysia, revised in 1971, enacted a statutory income tax rate of 24%. Nevertheless, Malaysia offers a wide range of tax incentives, including tax exemptions, capital allowances, and enhanced tax deductions, to attract foreign direct investment. Incorporated in Malaysia, Jinko Malaysia is entitled to a five year 100% tax exemption, approved in February 2017 and retrospectively effective from August 2015, under the pioneer status (PS) incentive scheme as a company engaged in producing high technology products identified by the Malaysian Investment Development Authority (MIDA). The tax exemption was expired in August 2020 and Jinko Malaysia has applied to renew the tax exemption the local tax authorities.

Canada

Jinko Canada is incorporated in Canada and is subject to a federal corporate income tax of 15% and provinces and territories income tax of 12%.

Australia

Jinko Australia is incorporated in Australia and is subject to corporate income tax at 30%.

Brazil

Jinko Brazil is incorporated in Brazil and is subject to corporate income tax at 34%.

Mexico

Jinko Mexico is incorporated in Mexico and is subject to corporate income tax at 30%.

Composition of Income Tax Expense

Income/(loss) before income taxes for the years ended December 31, 2018, 2019 and 2020 were taxed within the following jurisdictions:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Cayman Islands	57,199,049	(22,036,601)	(784,811,121)
PRC	532,128,623	498,042,536	444,368,215
Other countries	(181,952,469)	775,180,276	906,814,798
Income before income taxes	407,375,203	1,251,186,211	566,371,892

For the year ended December 31, 2019 and 2020, the loss attributed to Cayman Islands was mainly due to the fair value loss from convertible senior notes and call options. Increase in the income before taxes of other countries was mainly attributable to the higher profit generated by the Group's subsidiaries in U.S.

The current and deferred positions of income tax expense included in the consolidated statement of operations for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax (expenses)/benefits
PRC	(37,136,613)	(25,562,374)	26,472,926
Other countries	(74,198,842)	39,207,147	(110,725,623)
Total current income tax expenses	(111,335,455)	13,644,773	(84,252,697)
Deferred tax (expenses)/benefits	106,925,932	(291,623,774)	(94,158,083)
Income tax expenses, net	(4,409,523)	(277,979,001)	(178,410,780)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate of 25% and the Company’s effective tax rate from continuing operations is as follows:

	For the year ended December 31,
	2018	2019	2020
	%	%	%
Statutory CIT rate	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	1.1	0.1	0.1
—Change in fair value of convertible senior notes and call options	0.0	0.6	32.0
—Accrued payroll and welfare expenses	4.2	0.5	0.4
—Change of enacted tax rate	(3.2)	0.7	(7.2)
—Other non-deductible expenses including tax preferences	(19.5)	(7.0)	(6.6)
Difference in tax rate of subsidiaries outside the PRC	0.6	4.5	(3.1)
Effect of tax holiday for subsidiaries	(14.0)	(4.6)	(7.8)
Change in valuation allowance	6.9	2.4	(1.3)
Effective tax rate	1.1	22.2	31.5

Other tax preferences in 2018, 2019 and 2020 was mainly due to the additional income tax deduction amounting of RMB59.3 million, RMB88.0 million and RMB83.3 million for R&D costs approved by local tax bureau in the second quarter of 2018, 2019 and 2020, respectively.

Decrease in the difference in tax rate of subsidiaries outside the PRC was mainly attributable to the lower applied tax rate of the Group's subsidiaries in U.S. from around 27.9% in 2019 to around 23.59% in 2020.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
The aggregate amount of effect	57,284,294	57,373,029	44,190,456
Per share effect—basic	0.37	0.34	0.25
Per share effect—diluted *	0.37	0.34	0.25

*Due to the dilutive impact of call option in 2019 and 2020, the denominator for diluted earnings per share is less than that for the basic earnings per share (Note 22). Therefore, the Company used the basic denominator for both of the basic and diluted effect to calculate above per share effect of tax holidays in 2019 and 2020.

Significant components of deferred tax assets/liability

	As of December 31,
	2019	2020
	RMB	RMB
Net operating losses	367,045,173	166,093,004
Accrued warranty costs	171,396,603	206,022,708
Provision for inventories, accounts receivable, other receivable	56,512,918	84,101,028
Timing difference for revenue recognition of retainage contract	8,337,383	5,797,569
Other temporary differences	49,723,467	20,366,550
Impairment for property, plant and equipment and project assets	18,310,891	24,871,785
Total deferred tax assets	671,326,435	507,252,644
Less: Valuation allowance	(144,316,817)	(136,847,274)
Less: Deferred tax liabilities in the same tax jurisdiction	(255,723,355)	(115,297,938)
Deferred tax assets	271,286,263	255,107,432

Timing difference for project assets, property, plant and equipment	(349,000,757)	(308,201,462)
Timing difference for refund of countervailing duties	(119,355,270)	(134,682,972)
Other temporary differences	(38,101,269)	(1,126,697)
Total deferred tax liabilities	(506,457,296)	(444,011,131)
Less: Deferred tax assets in the same tax jurisdiction	255,723,355	115,297,938
Deferred tax liabilities	(250,733,941)	(328,713,193)

Movement of valuation allowance

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
At beginning of year	(86,443,363)	(114,620,700)	(144,316,817)
Current year additions	(29,565,816)	(62,415,889)	(37,426,345)
Utilization and reversal of valuation allowances	1,388,479	32,719,772	44,895,888
At end of year	(114,620,700)	(144,316,817)	(136,847,274)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2018, 2019 and 2020, valuation allowances of RMB114,620,700, RMB144,316,817 and RMB136,847,274 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Due to the strong financial performance and profitable condition of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB1.4 million, RMB32.7 million and RMB44.9 million in 2018, 2019 and 2020.

7.    ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivables - current	5,584,548,167	4,828,118,154
Allowance for doubtful accounts - current	(318,197,517)	(293,359,875)
Accounts receivable, net - current	5,266,350,650	4,534,758,279

Accounts receivables – non-current	—	27,543,511
Allowance for doubtful accounts – non-current	—	(1,138,553)
Accounts receivable, net – current – non-current	—	26,404,958

As of December 31, 2019 and 2020, accounts receivable with net book value of RMB1,200,492,957 and RMB628,310,891 were pledged as collateral for the Group’s borrowings (Note 20).

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – current for the year ended December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
At beginning of year	264,656,904	256,605,518	318,197,517
Impact of adopting ASC Topic 326	—	—	(30,915,517)
Addition	149,029,546	166,432,303	26,581,139
Reversal	(157,080,932)	(104,840,304)	(20,503,264)
At end of year	256,605,518	318,197,517	293,359,875

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – non-current for the year ended December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
At beginning of year	—	—	—
Impact of adopting ASC Topic 326	—	—	—
Addition	—	—	1,138,553
Reversal	—	—	—
At end of year	—	—	1,138,553

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

8.    NOTES RECEIVABLE, NET–THIRD PARTIES

	As of December 31,
	2019	2020
	RMB	RMB
Notes receivable	1,529,800,657	1,051,743,491
Provision for notes receivable	—	(182,338)
Notes receivable, net	1,529,800,657	1,051,561,153

As of December 31, 2019 and 2020, notes receivable with net book value of RMB819,481,928 and RMB221,391,816 were pledged as collateral for the issuance of bank acceptance notes.

The following table summarizes the activity in the allowance for credit losses related to notes receivable for the year ended December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
At beginning of year	—	—	—
Impact of adopting ASC Topic 326	—	—	223,000
Addition	—	—	—
Reversal	—	—	(40,662)
At end of year	—	—	182,338

9.    ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

	As of December 31,
	2019	2020
	RMB	RMB
Advances to suppliers - current	2,529,898,199	1,008,557,523
Provision for advances to suppliers	(7,524,746)	(5,944,440)
Advances to suppliers, net	2,522,373,453	1,002,613,083

As of December 31, 2019 and 2020, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months. There were no provisions recorded against advances to suppliers for the years ended December 31, 2018, 2019 and 2020. The Group wrote off fully impaired balances of advances to suppliers with the amount of RMB1,580,306 during the year ended December 31, 2020.

10.    INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Raw materials	1,350,518,751	2,362,396,325
Work-in-progress	792,495,823	1,059,864,518
Finished goods	3,675,774,411	4,954,674,986
Total	5,818,788,985	8,376,935,829

Write-down of the carrying amount of inventory to its estimated net realizable value was RMB220,171,794, RMB135,874,384 and RMB270,893,308 for the years ended December 31, 2018, 2019 and 2020, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than their carrying amount due to lower photoelectric conversion efficiencies.

As of December 31, 2019 and 2020, inventories with net book value of RMB258,692,099 and RMB289,876,208 were pledged as collateral for the Group’s borrowings (Note 20).

11.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Value-added tax deductible (a)	701,407,085	1,228,162,128
Receivables related to At-The-Market offering (b)	—	641,065,394
Deposit for customer duty, bidding and others	257,678,467	308,375,568
Prepayment for income tax	72,143,019	272,139,601
Prepayment of electricity and others	181,596,189	202,359,031
Receivables related to disposal of Property, plant and equipment (c)	—	92,734,513
Loan receivable (d)	91,416,575	75,930,094
Receivables related to discount from a supplier	21,492,474	36,376,908
Receivable of option exercised	40,338,943	9,142,819
Prepaid insurance premium	28,351,182	9,095,273
Rental deposit and prepayment	7,953,767	5,517,324
Employee advances (e)	10,134,076	5,385,718
Prepaid professional service fee	421,502	400,157
Receivable related to disposal of subsidiaries (Note 1)	41,793,099	—
Others	118,755,562	143,495,852
Less: Allowance for doubtful accounts	—	(9,588,242)
Total	1,573,481,940	3,020,592,138
(a)	Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.
(b)	In December 2020, the Company completed to sell 5,976,272 ordinary shares (1,494,068 ADSs) through its at-the-market offering and was entitled to receive proceeds of USD98.25 million after deducting commissions and offering expense. All of the proceeds were received subsequently in January 2021.
(c)	Represented the receivables related to the disposition of certain equipment for the purpose of upgrading manufacturing facilities.
(d)	In the year of 2019, Jiangxi Jinko provided one-year intercompany loan of RMB20,000,000 and RMB68,331,364 to Poyang Luohong with the interest rate of 4.35% and 4.35%, respectively. Due to the disposal of Poyang Luohong in 2019 (Note 1), loan receivables including interests with the amount of RMB91,416,575 and RMB75,930,094 were recognized as at December 31, 2019 and 2020. The loan was matured in February 2020 and both parties agreed to extend terms of the loan in 2021 and will be collected before matured.
(e)	As of December 31, 2019 and 2020, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.

The following table summarizes the activity in the allowance for credit losses related to prepayments and other current assets for the year ended December 31, 2020:

For year ended December 31,
2020
RMB
At beginning of year	—
Impact of adopting ASC Topic 326	4,020,000
Addition	5,568,242
At end of year	9,588,242

12.    INVESTMENTS IN AFFILIATES AND OTHER EQUITY SECURITIES

Investments accounted for under the equity method.

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”), a subsidiary of Marubeni Corporation, to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. In April 2019, JinkoSolar made pro rata additional capital injection to SSHC with the amount of RMB295 million. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with an income of RMB3,501,228, a loss of RMB47,852,250 and a loss of RMB50,227,012 for the years ended December 31,2018, 2019 and 2020, respectively. JinkoSolar sold modules of 609.4 MW, 64.4 MW and 32.2 MW and recognized revenue of RMB1,416.0 million,RMB144.3 million and RMB51.2 million on sales to the Project Company (Note 28) during the years ended December 31, 2018, 2019 and 2020, respectively. Unrealized profit amounted to RMB2,593,322, RMB5,943,014 and unrealized loss amounted to RMB219,837 in connection with the intercompany transactions with the Project Company was eliminated during the years ended December 31, 2018, 2019 and 2020, respectively. The Group received dividend in cash from SSHC with the amount of RMB15,597,932 during the year of 2020 which was recorded as a reduction of the carrying amount of the investment. The carrying value of this investment was RMB250,698,341 and RMB184,873,397 at December 31, 2019 and 2020.

On March 30, 2017, JinkoSolar signed a shareholder agreement with Yangzhou Tiansheng PV-Tech Co., Ltd., a Chinese PV enterprise, to jointly invest in and establish a company named Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”) to process and assemble PV modules as OEM manufacturer in Jiangsu province, China. JinkoSolar holds 22% equity interest in Jinko-Tiansheng and accounts for its investment using the equity method. JinkoSolar’s share of Jinko-Tiansheng’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB891,377, RMB1,002,465 and RMB5,312,252 for the years ended December 31, 2018, 2019 and 2020, respectively. Jinko Tiansheng charged processing fee amounted to RMB19,741,927, RMB39,565,882 and RMB27,485,358 to the Company for its OEM services provided (Note 28) during the years ended December 31, 2018, 2019 and 2020, respectively. Unrealized profit amounted to RMB696,551, unrealized loss amounted RMB1,801,626 and unrealized profit amounted to RMB2,562,378 due to the intercompany transactions with Jinko Tiansheng was eliminated for the years ended December 31, 2018, 2019 and 2020, respectively. The carrying value of this investment was RMB12,122,946 and RMB9,384,142 at December 31, 2019 and 2020, respectively.

Equity securities without readily determinable fair values

In May 2012, the Group acquired a 9% stake in Heihe Hydropower Development Co., Ltd, a company in Gansu province, China, for a consideration of RMB7,200,000. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments with the amount of RMB7,200,000 as of December 31, 2019. The Group disposed such equity securities to a third party in the third quarter of 2020 with the consideration of RMB7,200,000, offsetting against the payable balance due to the third party.

13.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Buildings	3,567,558,224	4,396,121,001
Machinery and equipment	8,785,627,088	10,322,000,488
Motor vehicles	45,116,481	58,256,515
Furniture, fixture and office equipment	501,050,699	834,725,017
	12,899,352,492	15,611,103,021
Less: Accumulated depreciation	(3,497,199,736)	(3,863,719,503)
Subtotal	9,402,152,756	11,747,383,518
Construction in progress	806,051,793	708,060,041
Property, plant and equipment, net	10,208,204,549	12,455,443,559

Depreciation expenses were RMB802,022,200, RMB737,584,653 and RMB1,160,851,059 for the years ended December 31, 2018, 2019 and 2020, respectively.

For the years ended December 31, 2018, 2019 and 2020, the Group disposed certain equipment with the net book value amounting of RMB198,818,135, RMB269,221,102 and RMB609,563,969 and recognized related disposal loss amounted to RMB48,168,035 and RMB67,953,732 and RMB428,115,147, respectively. Increase in disposal loss on property, plant and equipment in the year ended December 31, 2020 was mainly due to the automation upgrade of the Group.

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

For the years ended December 31, 2018, 2019 and 2020, the Group recorded impairments of RMB14,548,043, RMB68,262,038 and RMB20,387,207 related to the retirement of certain equipment in production lines that had become obsolete.

As of December 31, 2019 and 2020, certain property, plant and equipment with net book value amounting of RMB2,158,435,628 and RMB3,257,095,969 were pledged as collateral for the Group’s borrowings (Note 20).

As of December 31, 2019 and 2020, certain property, plant and equipment with net book value amounting of RMB556,890,574 and RMB340,891,652 were pledged as collateral for the Group’s financing lease (Note 21).

14.    PROJECT ASSETS, NET

	As of December 31,
	2019	2020
	RMB	RMB
Completed	747,152,262	724,335,851
Under construction	77,241,880	—
	824,394,142	724,335,851
Less: Accumulated depreciation	(26,151,013)	(78,981,128)
Project Assets, net	798,243,129	645,354,723

Project assets represent the solar projects owned by the Company. In the year ended December 31, 2016, the Company obtained two small solar projects in Italy as the settlement of the account receivables. The subsidiaries holding two solar projects in Italy were disposed to third party buyers in the year of 2018 with the consideration of EUR2,636,291. Loss from disposal of subsidiary with the amount of RMB9,425,366 was recognized associated with the disposition.

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

During the year of 2019, the Group disposed its Poyang Luohong subsidiary to a third-party buyer with the consideration of RMB99.8 million. A gain from disposal of subsidiary of RMB19.9 million (USD2.9 million) was recognized because of the disposition. The disposal gain was mainly resulted from recognition of the un-realized profit generated from the module sales transactions between the Group and Poyang Luohong before the disposal with the amount of RMB19.9 million.

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

During the year of 2020 and 2019, electricity revenue generated from certain overseas project assets constructed for sale upon completion, with the amount of RMB8,385,752 and RMB62,459,588,was considered as incidental revenue and accounted for as a reduction of the capitalized project costs for development. Project assets recorded in held-for-sale assets with the carrying amount of RMB1,007,302,819 as at December 31, 2019 were constructed for external sales which are not depreciated.

During the year of 2020, the Group recorded full impairments of RMB93,780,458 against its remaining solar power project in Mexico based on the Company’s estimation that it is unable to complete the grid connection before the due date of the purchase agreement with Federal Electricity Commission of Mexico.

Depreciation expenses were nil, RMB77,028,161 and RMB52,830,115 for the year ended December 31, 2018, 2019 and 2020.

15.    LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC.

	As of December 31,
	2019	2020
	RMB	RMB
Land use rights	674,173,731	849,542,147
Less: accumulated amortization	(76,251,281)	(88,580,563)
Land use rights, net	597,922,450	760,961,584

Amortization expense was RMB11,042,735, RMB11,974,071 and RMB12,379,121 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, estimated amortization expense in each of the next five years is RMB15,966,414.

The Company disposed certain of its land use rights and recognized the gain of RMB315,735, nil and nil for the year ended 2018, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, certain land use rights with net book value of RMB171,927,583 and RMB65,882,634 were pledged as collateral for the Company’s borrowings (Note 20).

As of December 31, 2019 and 2020, certain land use rights with net book value of RMB85,496,345 and RMB99,457,421 were pledged as collateral for the issuance of bank acceptance notes.

16.    INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2019	2020
	RMB	RMB
Trademark	4,653,340	1,581,860
Computer software	53,975,740	63,945,339
Less: accumulated amortization	(22,234,024)	(29,689,551)
Intangible assets, net	36,395,056	35,837,648

Amortization expense was RMB4,212,569,RMB6,822,339 and RMB10,176,591 for the years ended December 31, 2018, 2019 and 2020, respectively.

17.    OTHER ASSETS – THIRD PARTIES

Other assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Prepayments for purchase of property, plant and equipment	560,182,033	884,611,325
Refund receivable of U.S. countervailing duties and anti-dumping duties	427,796,666	571,394,376
Prepayment for warranty insurance premium	111,611,828	112,884,194
Deferred losses related to sale-leaseback transactions before January 1, 2020 (Note 21)	183,566,444	98,660,496
Deposit for rent and others	170,335,718	79,281,354
Prepayment of income tax attributable to intercompany transactions	13,199,456	31,816,215
Less: Allowance for credit losses	—	(849,093)
Total	1,466,692,145	1,777,798,867

During the year of 2018, the U.S. Department of Commerce (“DOC”) issued the amended final results of its fourth administrative review on the counter-veiling duties (“CVD”) imposed on the crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. As a result, the Group's CVD rate was updated to be 10.64% from 20.94%, covering the period from January 1, 2015 to December 31, 2015, and all future exports to the US starting from July 2018 (“CVD AR4”). Pursuant to the final results of fourth administrative review, the Group recorded a reversal of costs of revenues and recognized refundable deposits due from the U.S. Customs with the amount of USD30.5 million (RMB209.5 million), representing the difference between the amended rate and the previous rate during the period from January 1, 2015 to December 31, 2015. During the year of 2019, due to the delay of liquidation of the refundable deposits, based on its latest communication from the DOC and best estimation, the Group reclassified the above CVD AR4 receivables from “Prepayments and other current assets” to “Other assets-third parties” which was measured at amortized cost basis. The discount on the balance of the receivable on the re-classification date, with the amount of USD2.81 million (RMB19.3 million) was recorded as costs of sales. During the year of 2020, CVD rate was further amended to be 4.22%. The Group recorded a reversal of costs of revenues and refundable deposits with the amount of USD23.5 million (RMB153.3 million) based on the difference between the amended rate and the previous rate.

During the year of 2019, the DOC issued its final results of the fifth administrative review, the Group's CVD rate was finalized to be 12.70% from 20.94%, covering the period from January 1, 2016 to December 31, 2016, and all future exports to the US starting from August 2019 (“CVD AR5”). Pursuant to the final results of fifth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD32.5 million (RMB230.1 million) on an amortised cost basis based on its best estimation of related liquidation.

During the year of 2020, the U.S. Department of Commerce issued its final results of the sixth administrative review, and the finalized CVD rate applicable to us was 12.67%, which was initially 20.94%, covering the period from January 1, 2017 to December 31, 2017, and all future exports to the United States starting from December 2020 ("CVD AR6"). Pursuant to the final results of sixth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD0.4 million (RMB2.6 million) under "other assets - third parties" on an amortized cost basis based on its best estimation of related liquidation

The following table summarizes the activity in the allowance for credit losses related to deposits for the year ended December 31, 2020:

For the year ended December 31,
2020
RMB
At beginning of year	—
Impact of adopting ASC Topic 326	5,065,000
Reversal	(4,215,907)
At end of year	849,093

18.    OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Payables for purchase of property, plant and equipment	1,907,043,892	1,973,618,323
Freight payables	463,924,999	505,793,582
Accrued utilities, rentals and interest	86,349,122	338,652,891
Countervailing and anti-dumping duty	326,735,668	255,616,292
Accrued warranty cost	99,471,928	122,799,090
Commission payables	30,558,458	90,591,153
Value-added tax and other tax payables	43,243,416	38,709,295
Contracted labor fee	55,971,430	18,351,990
Accrued professional service fees	10,881,679	11,434,943
Insurance premium payables	740,908	6,811,786
Others	31,008,256	46,015,997
Total	3,055,929,756	3,408,395,342

19.    BONDS PAYABLE AND ACCRUED INTEREST

On July 17, 2017, Jiangxi Jinko issued a three year medium term notes (“MTN”) with an aggregate principal of RMB300,000,000 which bears a fixed annual interest rate of 7.37% and will mature on July 17, 2020. MTN are issued at face value, unsecured from the issuance date. At the end of the second year in the life of the MTN, the Group has the option to adjust the interest rate, and the MTN holders will have the right to require Jiangxi Jinko to repurchase all or part of their MTNs, at such time. As at December 31, 2018, based on Jiangxi Jinko’s communication with the investors, all investors of the MTN agreed to hold the bond till its maturity. The bond is recorded on amortized cost basis with the interest rate of 7.37%. Interest expense related to MTN was RMB11,792,000, RMB11,792,000 and nil for the year ended December 31, 2018, 2019 and 2020.According to ASU 2015-03, the MTN issuance costs amounted to RMB2,100,000 was recorded as direct deduction from the carrying amount of the MTN liability, and amortized over a two-year period, from the issuance date to the date the put option of the MTN holders is first exercisable.

The Company early repurchased the MTN with the face value of RMB300,000,000 and settled all the interests in the year ended December 31, 2019. No income/loss related to the repurchase of the MTN incurred during the year ended December 31, 2019 and 2020.

20.    BORROWINGS

(a)   Short-term borrowings

	As of December 31,
	2019	2020
	RMB	RMB
Short-term borrowings	8,517,391,989	7,556,938,793
Long-term borrowings—current portion	529,857,922	681,591,988
Total short-term borrowings	9,047,249,911	8,238,530,781

The short-term borrowings outstanding as of December 31, 2019 and December 31, 2020 carried a weighted average interest rate of 4.05% and 3.56% per annum, respectively. Included in the balance of short-term borrowings as of December 31, 2020 were borrowings of RMB148,302,000, RMB1,980,232,833, RMB230,811,400 and RMB21,883,658 which are denominated and repayable in EUR, USD, JPY and AUD, respectively.

The Group entered into an agreement to sell two solar power plants in Mexico to a Mexican renewable energy company in November 2019. Short-term borrowings of RMB35,591,498 related to these two solar power plants were reclassified as liabilities held for sale as of December 31, 2019.

Details of the Group’s short-term borrowings as of December 31, 2020 are:

Type of loan	As of December 31, 2020	Guarantee/Collateral
Credit loan	1,461,532,078		a)
Letter of credit loan	2,127,864,996		a)
	936,088,260	Guaranteed by JinkoSolar Holding	b)
	210,000,000	Guaranteed by JinkoSolar Holding and Jiangxi Jinko	b)
Guaranteed by	9,591,603	Guaranteed by JinkoSolar Holding and Zhejiang Jinko	b)
subsidiaries of	50,000,000	Guaranteed by JinkoSolar Holding and shareholders of the Group	b)
the Group and/or	159,631,579	Guaranteed by Jiangxi Jinko	b)
collateralized on	769,089,963	Guaranteed by Zhejiang Jinko	b)
the Group’s assets	100,000,000	Guaranteed by Zhejiang Jinko and shareholders of the Group	b)
	365,557,216	Guaranteed by Zhejiang Jinko and Jiangxi Heji Investment Co., Ltd.	b)
	150,000,000	Guaranteed by shareholders of the Group	b)
	491,348,271	Financings associated with failed sale-leaseback transactions	c)
	1,407,826,815	Guaranteed and collateralized on buildings, equipment and other assets of the Group and shareholders of the Group	d)
Total	8,238,530,781
a)	As of December 31, 2020, the Group had short-term bank borrowings of RMB1,461,532,078 credit loans and RMB2,127,864,996 letter of credit loan. The remaining short-term bank borrowings of RMB4,649,133,707 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:
b)	Borrowings of RMB936,088,260 guaranteed by JinkoSolar Holding, RMB210,000,000 guaranteed by JinkoSolar Holding and Jiangxi Jinko, RMB9,591,603 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB50,000,000 guaranteed by Jinkosolar Holding and shareholders of the Group, RMB159,631,579 guaranteed by Jiangxi Jinko, RMB769,089,963 guaranteed by Zhejiang Jinko, RMB100,000,000 guaranteed by Zhejiang Jinko and shareholders of the Group, RMB365,557,216 guaranteed by Zhejiang Jinko and Jiangxi Heji Investment Co., Ltd., RMB150,000,000 guaranteed by shareholders of the Group, respectively.
c)	As of December 31, 2020, the Group recorded financings associated with failed sale-lease back transactions with the amount of RMB416,100,652 under long-term borrowings, and RMB491,348,271 as current portion (Note 21).
d)	Borrowings of RMB75,000,000 collateralized on the bank deposits of Zhejiang Jinko, RMB115,583,169 collateralized on the account receivables of the Group, RMB60,000,000 collateralized on the Group's certain inventory, RMB230,811,400 collateralized on the account receivables and inventories of JinkoSolar Japan, and RMB926,432,246 collateralized on the Group’s certain building and equipment, including RMB408,820,000 which were also collateralized on the Group’s certain land use rights, RMB35,000,000 were also collateralized on the Group’s certain inventory. In addition, included in these borrowings there were borrowings of RMB400,748,411 guaranteed by Jinkosolar Holding, RMB347,161,107 guaranteed by Jiangxi Jinko, RMB35,000,000 guaranteed by Jiangxi Jinko and Zhejiang Trading, RMB220,000,000 guaranteed by Zhejiang Jinko and shareholder of the Group, RMB250,000,000 guaranteed by shareholders of the Group.

The net book value of the total collateralized accounts receivables, land use right, building, equipment, inventory and bank deposit was RMB628,310,891, RMB65,882,634, RMB287,383,266, RMB640,900,383, RMB289,876,208, RMB75,000,000 respectively as of December 31, 2020.

Two subsidiaries of the Group had a revolving loan facility from WELLS FARGO BANK, NATIONAL ASSOCIATION as of December 31, 2019 and 2020. Obligations under the loan facility were secured by substantially all of the assets of the two subsidiaries, including account receivables, bank balances, inventories, property and plants etc. (“Pledged Assets”) as of December 31, 2019 and 2020, and the amount of available facilities is generally determined and updated from time to time based on certain percentage of the Pledged Assets balances. As of December 31, 2019 and 2020, RMB4,784,865 (USD685,884) and nil of borrowings were drawn down from such revolving loan facility, respectively.

(b)   Long-term borrowings

	As of December 31,
	2019	2020
	RMB	RMB
Long-term bank borrowings	1,390,440,838	938,717,151
Long-term financings associated with failed sale-leaseback transactions	725,604,249	907,448,923
Other long-term borrowings	—	6,136,961,743
Less: Current portion of long-term borrowings	(241,775,211)	(190,243,717)
Less: Current portion of financings associated with failed sale-leaseback transactions	(288,082,711)	(491,348,271)
Total long-term borrowings	1,586,187,165	7,301,535,829

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
Year ended December 31
2021	681,591,988
2022	417,713,309
2023	85,121,622
2024	2,026,179,912
2025	2,001,306,822
Thereafter	2,771,214,164
Total	7,983,127,817

1)    Long-term bank borrowings

In 2015 and 2016, the Group entered into loan agreements with the Export-Import Bank of China for an aggregate amount of RMB609,283,000, which were repayable from April 2017 to June 2020. As of December 31, 2019, balance of these borrowings amounted to RMB69,881,000, which has been repaid in June 2020. The effective interest rate of the borrowings was 3.82% in 2019. The borrowings were guaranteed by Zhejiang Jinko and JinkoSolar Holding.

In 2016, the Group entered into a 10-year loan agreement with China Merchants Bank for a principle amount of RMB87,880,000 with the interest rate of 5.39%, which was repayable from February 2016 to January 2026. As of December 31, 2020, the total outstanding balances amounted to RMB51,253,014, including RMB8,841,107 due on December 31, 2021. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB136,887,026.

In 2017, the Group entered into a 3-year loan agreement with Jiangxi Guochuang Investment Co., Ltd. (“Guochuang”) with the principle amount of RMB50,000,000 which was interest free. Guochuang is a government background entity who provided the interest-free loan to the Group to support its daily operations. The borrowing was collateralized on Jiangxi Jinko’s share pledge and has been repaid by December 31, 2020.

In 2017, the Group entered into a 3-year loan agreement with Credit Suisse AG, Singapore Branch with the principle amount of USD6,000,000 (RMB41,857,200). The interest rate is the aggregate of 5.62% and LIBOR. The borrowing was guaranteed by JinkoSolar Holding and has been repaid by December 31, 2020.

In 2018, the Group entered into a 3-year loan agreement with Credit Suisse AG, Singapore Branch with the principle amount of USD40,000,000 (RMB279,048,000). The interest rate is the aggregate of 5.62% and LIBOR. The borrowing was guaranteed by JinkoSolar Holding and has been repaid by December 31, 2020.

In 2018, the Group entered into a 7-year loan agreement with a group of lenders including MUFG Bank Mexico, S.A. and BBVA Bancomer. As of December 31, 2019, The Group has drawn down RMB780,163,451 (USD103,248,381 and MXN162,564,059) which is due and payable in March 2025. The interest rate is the aggregate of 2% and LIBOR. The borrowing was pledged by all the shares and assets with carrying amount of RMB1,043,516,591 as of December 31, 2019 of certain project companies of the Group. As of December 31, 2019, the borrowing was reclassified as held-for-sale liabilities and was sold together with the solar project in Mexico in March 2020 (Note 14).

In 2018, the Group entered into a 14-year loan agreement with Inter-American Development Bank and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslandeen N.V. for an aggregate amount of USD105,185,805 (RMB733,797,213). As of December 31, 2020, the Group has drawn down RMB455,214,137 (USD69,765,688), including RMB27,330,260 due on December 31, 2021. The interest rate is the aggregate of 5%~9% and LIBOR.The borrowing was pledged by all of the Group’s rights under the loan agreement and all current and future funds deposited in the designated bank account as well as all of the assets and shares with carrying amount of RMB822,600,064 as of on December 31, 2020 of certain project companies of the Group.

In 2018, the Group entered into a 7-year loan agreement with MUFG Bank Mexico, S.A and MUFG Bank Ltd. for an aggregate amount of USD19,596,403 (RMB136,708,427). As of December 31, 2019, the Group has drawn down RMB135,019,993 (USD18,967,411 and MXN7,328,535) which is due and payable in October 2025. The interest rate is the aggregate of 2% and LIBOR. The borrowing was pledged by all the shares and assets with carrying amount of RMB240,524,789 as of December 31, 2019 of certain project companies of the Group, As of December 31, 2019, the borrowing was reclassified as liabilities held for sale and was sold together with the solar project in Mexico in March 2020 (Note 14).

In 2019, the Group entered into an 8-year loan agreement with China Everbright Bank for a principle amount of RMB372,000,000 with the interest rate of 6.37%, which was repayable from September 2019 to July 2027. As of December 31, 2020, the total outstanding balances amounted to RMB302,250,000, including RMB46,500,000 due on December 31, 2021. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB674,395,829.

In 2019, the Group entered into a 2-year loan agreement with China CITIC Bank for a principle amount of RMB30,000,000 with the interest rate of 8.50%, which is due and payable in August 2021.

In 2020, the Group entered into a 2-year loan agreement with China Everbright Bank for a principle amount of RMB100,000,000 with the interest rate of 4.90%, which is due and payable in June 2022. The borrowing was guaranteed by Jiangxi Jinko and collateralized on the Group's certain equipment with the net book value of RMB273,881,855.

2)    Financings associated with failed sale-leaseback transactions

During the year ended December 31, 2019 and 2020, the Group sold certain machinery and equipment with total carrying amount of RMB1,055.2 million and RMB583.0 million to certain third parties (the “purchaser-lessors”) for a total consideration of RMB927.0 million and RMB572.4 million and simultaneously entered into contracts to lease back these assets from the purchaser-lessors for periods from one to six years. Pursuant to the terms of the contracts, the Group is required to pay to the purchaser-lessors quarterly lease payment over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the fair value of these equipment upon expiration of leasing period is most likely to be much higher than the repurchase price. Therefore, these lease transactions do not qualify as sale-leaseback transaction. Accordingly, the Group identified the transactions as financing arrangements and recorded as borrowings. As of December 31, 2020, the Group recorded RMB907,448,923 under long-term borrowings, including RMB491,348,271 as current portion.

3)    Other long-term borrowings

In the February 2018, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with an aggregate amount of RMB1 billion had been made by the non-controlling shareholders through December 31, 2020. The Group controls and consolidates such entity in its financial statements. In October 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Sichuan and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 30% equity interests (the non-controlling interest) held by the government background funds upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB997,222,010 was derecognized, and the new loan liabilities was recorded at fair value of RMB1,113,842,449, with the difference recorded against additional paid-in-capital. In addition, in December 2020, the Jinko Sichuan received capital injection with the amount of RMB300,000,000 from government background funds which bears a fixed annual return of 6% and shall be repaid upon the sixth anniversary of the capital injection date. The Group recorded such capital injection as long-term borrowings. As of December 31, 2020, the Group recorded RMB1,338,816,904 under long-term borrowings in total.

In the second and third quarter of 2018, government background companies made capital injection with the amounted of RMB517 million into Haining Jinko. In the third quarter of 2019, to support developments of local enterprise, government background funds of Zhejiang province made investment into Haining Jinko as capital injections through limited partnership established together with Zhejiang Jinko. The total capital injection received from government funds in the year of 2019 amounted to RMB845.78 million. In the fourth quarter of 2020, the Group entered into supplementary investments agreement with government background funds, pursuant to which the government background funds will no longer participates in any business decision of Haining Jinko and enjoys fixed annual return within the range from 4.75% to 5.23% on their capital injections respectively. Additionally, the Group shall repurchase all the equity interests (the non-controlling interest) held by the government background funds upon the fifth or sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB1,164,120,720 was derecognized, and the new loan liabilities was recorded at fair value of RMB1,192,662,544 with the difference recorded against additional paid-in-capital. As of December 31, 2020, the Group recorded RMB1,154,421,096 under long-term borrowings.

In the September 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB765 million had been made by the non-controlling shareholders through December 31, 2020. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Yiwu and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background funds upon the fifth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB778,531,455 was derecognized, and the new loan liabilities was recorded at fair value of RMB817,984,401, with the difference recorded against additional paid-in-capital. As of December 31, 2020, the Group recorded RMB795,375,501 under long-term borrowings.

In the December 2019, Jiangxi Jinko, together with a government background fund, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB850 million had been made by the non-controlling shareholder through December 31, 2020. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background fund, pursuant to which the government background fund will no longer participates in any business decision of Jinko Chuzhou and enjoys a fixed annual return of 4.35% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background fund upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background fund. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB858,872,176 was derecognized, and the new loan liabilities was recorded at fair value of RMB845,754,728, with the difference recorded against additional paid-in-capital. As of December 31, 2020, the Group recorded RMB833,242,979 under long-term borrowings.

In January 2020, Rui Xu entered into a 5-year loan agreement with a government background company with the principle amount of RMB40,000,000 with the interest rate of 4.75%. The loan will be due and payable in January 2025.

In February 2020, Jiangxi Jinko entered into a 1.5-year loan agreement with Shangrao Changxi Trade Co., Ltd. ("Shangrao Changxi") with the principle amount of RMB30,000,000 with the interest rate of 8.68%. The loan will be due and payable in October 2021.

In April 2020, Jiangxi Jinko, together with a government background fund, established Jinko ShangRao. The Group controls and consolidates such entity in its financial statements. Pursuant to the investment agreement entered by Jiangxi Jinko and the government background fund, the government background fund will provide its investment into Shangrao Jinko of RMB4.5 billion with the interest rate stipulated by bank for the corresponding period. Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background fund upon the sixth anniversary of the date of the investment agreement with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. Therefore, these government investments were accounted as loan liabilities. As of December 31, 2020, the local government has provided borrowing with amount of RMB1,902,000,000 to Shangrao Jinko with the interest of 4.9%, which is due and payable in May 2026.

In July 2020, the Group entered into a 2-year loan agreement with Ping An International Financial Leasing Co., Ltd. for a principle amount of RMB49,263,158 which was repayable from July 2020 to July 2022. As of December 31, 2020, the total outstanding balances amounted to RMB43,105,263, including RMB24,631,579 due on December 31, 2021. The borrowing was guaranteed by Jiangxi Jinko.

21.    LEASES

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

The balances for the operating and finance leases where the Group is the lessee are presented as follows:

	2019	2020
	December 31	December 31
	RMB	RMB
Operating leases:
Operating lease liabilities - current	40,043,113	48,244,010
Operating lease liabilities - non-current	279,534,370	277,239,113
Total operating lease liabilities	319,577,483	325,483,123
Operating lease right-of-use assets, net	317,903,640	316,512,346

Financing leases:
Financing lease liabilities - current	227,613,208	272,329,554
Financing lease liabilities - non-current	583,490,228	313,087,663
Total financing lease liabilities	811,103,436	585,417,217
Financing lease right-of-use assets, net	1,259,713,215	829,122,192

(a)	The components of lease expenses were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	145,539,290	146,965,210
Interest of lease liabilities	45,811,621	46,533,172
Expenses for short-term lease within 12 months	5,064,442	6,431,457
Total lease cost	196,415,353	199,929,839

(b)	Supplemental cash flow information related to leases was as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	50,758,114	50,403,567
Operating cash outflows for finance leases	23,340,016	32,628,104
Financing cash outflows for finance leases	284,089,511	250,935,455
Total cash paid for amounts included in the measurement of lease liabilities:	358,187,641	333,967,126

Lease obligation accrued in exchange for right-of-use assets:
Operating lease liabilities	269,671,708	76,559,666
Finance lease liabilities	937,056,577	—
Total lease obligation accrued in exchange for right-of-use assets:	1,206,728,285	76,559,666

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2019	2020
Weighted-average remaining lease term	3.57 years	3.64 years
Weighted-average discount rate	5.64%	5.86%

(d)	Maturities of lease liabilities were as follows:

Year ending December 31,	RMB
Year ended December 31,
2021	362,923,741
2022	235,245,859
2023	232,895,559
Thereafter	182,353,507
Total undiscounted lease payments	1,013,418,666
Less: imputed interest	(102,518,326)
Total lease liabilities	910,900,340

(e)	Future minimum lease payments for the Company’s leases were as follows:

Year ending December 31,	RMB
Year ended December 31,
2021	369,355,198
2022	235,245,859
2023	232,895,559
Thereafter	182,353,507
Total minimum lease payments	1,019,850,123

The Company had no lease that has not yet commenced as at December 31, 2020.

-  Finance lease obligations and others prior to the adoption of ASC 842 on January 1, 2019

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

As of December 31, 2019 and 2020, the net value of these leased assets are:

	As of December 31,
	2019	2020
	RMB	RMB
Equipment	1,510,944,643	1,072,214,761
Less: accumulated depreciation	(251,231,428)	(243,092,569)
Net Value	1,259,713,215	829,122,192

The Group amortized deferred losses related to sale-leaseback transactions amounted to RMB36,638,880, RMB33,560,902 and RMB27,502,575 during the years ended December 31, 2018, 2019 and 2020.

22.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Numerator:
Net income	405,575,533	924,352,495	335,255,274
Less: Net (loss)/income attributable to non-controlling interests	(903,161)	25,690,269	104,870,621
Net income attributable to JinkoSolar’s ordinary shareholders	406,478,694	898,662,226	230,384,653
Dilutive effects of call option	—	(91,066,662)	(462,751,547)
Numerator for diluted income per share	406,478,694	807,595,564	(232,366,894)

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	153,806,379	169,363,306	178,938,853
Dilutive effects of share options	897,786	1,909,930	—
Dilutive effects of call option	—	(4,705,479)	(7,500,000)
Denominator for diluted calculation - weighted average number of ordinary shares outstanding	154,704,166	166,567,757	171,438,853

Basic earnings per share attributable to JinkoSolar’s ordinary shareholders	2.64	5.31	1.29
Diluted earnings per share attributable to JinkoSolar’s ordinary shareholders	2.63	4.85	(1.36)

For the year ended December 31, 2018, 2019 and 2020, convertible senior notes convertible into 873, 17,708,332 and 17,708,332 shares were not included in the computation of diluted EPS because of their anti-dilutive effect, respectively.

For the year ended December 31, 2020, incremental shares under treasury stock method in relation to share options of 1,110,760 shares were not included in the computation of diluted EPS because the individually dilutive effect of these incremental shares is antidilutive to the overall calculation of diluted EPS.

Because of the dilutive impact, potential shares underlying the call option arrangement (Note 24) were removed from weighted average number of ordinary shares outstanding since its issuance date, and changes in income of the assumed exercise of call option, including the change in fair value of the call option, foreign exchange gain /(loss) on the call option, and the issuance costs of the call option were also recorded as the adjustment to the consolidated net income to arrive at the diluted net income available to the Company’s ordinary shareholders.

23.    EMPLOYEE BENEFITS

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB595,295,007 and RMB605,830,905 as of December 31, 2019 and December 31, 2020, respectively.

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

24.    CONVERTIBLE SENIOR NOTES AND CALL OPTIONS

2019 Convertible Notes

The Company issued USD150 million of convertible senior notes on January 22, 2014, which matured on February 1, 2019 (the “2019 Notes”). The interest rate was 4% per annum payable semi-annually, in arrears. No accrued interest to be paid on the 2019 Notes when they are converted.

Holders had the option to convert their 2019 Notes from the earlier of (i) when the registration statement of the 2019 Notes became effective and (ii) the first anniversary of the date on which the 2019 Notes were first issued, through to and including the business day prior to the maturity date into ADSs representing the ordinary shares initially at a conversion rate of 21.8221 ADSs per USD1,000 principal amount of Notes (equivalent to an initial conversion price of approximately USD45.83 per ADS).

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

As a result of the depressed market conditions, the Company repurchased the 2019 Notes with a face value of USD88.9 million or 59.3% of the Notes at approximately 96% of the face value during the year ended December 31, 2016. The Company repurchased 2019 Notes with a face value of USD61.1 million or 40.7% of the 2019 Notes at approximately 100% of the face value during the year ended December 31, 2017. The Company repurchased 2019 Notes with a face value of USD10,200 or 0.0% of the 2019 Notes at approximately 100% of the face value during the year ended December 31, 2019.

2024 Convertible Notes

The Company issued USD85 million of Convertible Senior Notes on May 17, 2019, which will mature on June 1, 2024 (the “2024 Notes”). The interest rate is 4.5% per annum payable semi-annually, in arrears.

Holders have the option to convert their 2024 Notes at any time prior to the close of business on the third business day immediately preceding the maturity date at a conversion rate of 52.0833 ADSs per USD1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately USD19.20 per ADS).

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

Accounting for 2019 Convertible Notes

The Company has RMB as its functional currency, and the 2019 Notes are denominated in USD. As a result, the conversion feature is dual indexed to the Company’s stock as well as the RMB and USD exchange rate, and is considered an embedded derivative which needs to be bifurcated from the host instrument in accordance with ASC 815.

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

The Company elected to measure the 2019 Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the 2019 Notes offering have been expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

The Company completed its repurchasing of the 2019 Notes in the year of 2019. (Note 31)

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

Further, as the functional currency of the Company is RMB, the fair value of the 2024 Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss, except for the exchange rate remeasurement of the component of the change in fair value of the liability resulting from the cumulative changes in instrument-specific credit risk which is presented in other comprehensive income. In addition, all issuance costs associated with the 2024 Notes offering have been expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

As of December 31, 2019 and 2020, the estimated fair value of the 2024 Notes amounted to approximately RMB728,215,869 and RMB1,831,612,124.The Company recorded loss from foreign exchange remeasurement of RMB7,675,500 and gain from foreign exchange remeasurement of RMB38,359,987 in net income for the year ended December 31, 2019 and 2020, respectively. The Company recorded loss from change in fair value of 2024 Notes of RMB114,149,092 and RMB1,202,082,070 in net income for the year ended December 2019 and 2020, respectively. The Company also recorded loss from change in fair value of 2024 Notes of RMB21,089,777 in other comprehensive income and gain from change in fair value of 2024 Notes of RMB60,325,828 in other comprehensive income for the year ended December 2019 and 2020, respectively (Note 31).

Call Option

Concurrent with the issuance of the 2024 Notes, the Company used approximately USD30 million of the net proceeds from the offering to enter into zero-strike call option transactions (“Call option”), covering 1,875,000ADSs, with the initial purchasers of the 2024 Notes (“Dealer”). The Call option is intended to facilitate privately negotiated transactions by which investors in the Notes are able to hedge their investment. The Call option expires on July 28, 2021 or when the Dealer request early settlement. The Company has the right to elect settlement method. If cash settlement applies, the Dealer will deliver the amount of cash to the Company calculated based on the number of shares determined on the commencement date and the volume-weighted average price of the Company shares on the settlement date. If physical settlement applies, the Company will receive the fixed number of ADSs determined at the commencement date of the transaction.

The economic substance of the Call option is the same as a traditional forward repurchase contract. Because the Call option permitted net cash settlement, it was classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. The Company accounted for the Call option as a free-standing derivative asset on its consolidated balance sheet when the Call option was entered into in May 2019. The derivative asset was initially recorded at its fair value of USD30 million on the commencement date which represented the amount of cash transferred to the Dealer. The derivative asset was subsequently recorded at fair value with the change in fair value through May 2019. The Company recorded a gain from change in fair value of the call option with the amount of RMB84,891,634 and RMB476,290,547 in net income for the year ended December 2019 and 2020, respectively. The Company also recorded an exchange gain of the call option with the amount of RMB2,709,000 and an exchange loss of the call option with the amount of RMB13,539,000 for the year ended December 31, 2019 and 2020, respectively (Note 31).

25.   ORDINARY SHARES

The Company’s authorized share capital is USD10,000 comprising 500,000,000 ordinary shares with a par value of USD0.00002 each.

In January 2014, the Company closed an offering of 15,000,000 ordinary shares (3,750,000 ADSs) and received aggregated net proceeds of approximately USD126.3 million, after deducting discounts and commissions but before offering expenses.

In February 2018, the Company closed an offering of 16,560,000 ordinary shares (4,140,000 ADSs), par value USD0.00002 per share, at USD18.15 per ADS (equivalent to USD4.54 per share). The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses with the amount of USD4.3 million, was approximately USD71.1 million.

In February 2018, the Company also completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, chairman of the Company, and Mr. Kangping Chen, chief executive officer of the Company, for the issuance of 7,713,499 ordinary shares for USD35 million at USD4.54 per share.

In May 2019, the Company closed an offering of 18,687,500 ordinary shares (4,671,875 ADSs), par value USD0.00002 per share, at USD16.00 per ADS (equivalent to USD4.00 per share). The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses with the amount of USD3.9 million, was approximately USD70.9 million (RMB488.95 million).

In December 2020, the Company completed to sell 5,976,272 ordinary shares (1,494,068 ADSs) through its at-the-market offering and was entitled to receive proceeds of USD98.3 million after deducting commissions and offering expense. All of the proceeds were received subsequently in January 2021.

For the year ended December 31, 2020, 305,660 outstanding ADSs (1,222,640 shares) were repurchased with a total consideration of RMB29,294,325, which is shown as treasury stock. As of December 31, 2020, total of 736,460 ADSs (2,945,840 shares) were repurchased but have not been retired with a total consideration of RMB43,169,878 which is shown as treasury stock.

As of December 31, 2019 and 2020, the Company’s issued and outstanding shares were 178,930,297and 187,434,469, respectively.

26.   EQUITY FINANCING IN JIANGXI JINKO

In October 2020, Jiangxi Jinko, principal operating subsidiary of the Group, completed an RMB3.10 billion (approximately USD461.2 million) equity financing. Immediately after the closing, third-party investors together with the Company's principal shareholders and senior management personnel, directly or through their investment arms, collectively own approximately a 26.7% equity interest in Jiangxi Jinko and the Company owns 73.3% equity interest in Jiangxi Jinko.

Pursuant to the equity financing agreements, third-party investors have the option to require the Company’s principal shareholders (Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li) to repurchase their equity interests in Jiangxi Jinko upon the occurrence of certain events. Considering these rights of third-party investors solely against the Company’s principal shareholders and did not change the rights attached to the Jiangxi Jinko’s ordinary shares, the equity financing in Jiangxi Jinko is not mandatorily nor contingently redeemable against Jiangxi Jinko or the Group, and therefore, the equity financing was classified as noncontrolling interest in the Company’s consolidated financial statements.

Given the Group may not have been able to consummate the equity financing without the rights provided by the Company’s principal shareholders, values of the rights provided by the Company’s principal shareholders are deemed as shareholder contributions from the principal shareholders to the Company. Since the contributions from the Company’s principal shareholders incurred directly attributable to Jiangxi Jinko’s equity financing, the contributions were treated as issuance cost of the equity financing and was recorded as a reduction of noncontrolling interest with a credit of additional paid-in capital. Fair value of the rights provided by the Company’s principal shareholders approximated RMB139.9 million.

27.   SHARE BASED COMPENSATION

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

A summary of activities under the Company’s share-based compensation plan is as follows:

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(USD/share)	(in years)	(RMB)
Balance as of January 1, 2020	4,555,288	3.34	—	—
Granted	—	—	—	—
Exercise	(3,750,540)	3.32	—	—
Forfeited	(88,000)	3.29	—	—
Balance as of December 31, 2020	716,748	3.46	5.25	58,835,911

Vested and expected to vest as of December 31, 2020	689,968	3.63	4.08	53,289,086
Vested and exercisable as of December 31, 2020	592,760	3.69	3.79	45,563,647

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, USD15.47 (RMB100.92) per share as of December 31, 2020 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2018, 2019 and 2020 were RMB3,057,319, RMB54,032,828 and RMB296,759,089 respectively.

The total fair value of shares vested for the years ended December 31, 2018, 2019 and 2020 were RMB63,100,120, RMB65,621,884 and RMB4,132,648 respectively.

The share-based compensation expense of continuing operations for the year ended December 31, 2018, 2019 and 2020 was recorded in the respective items:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Costs of revenues	967,367	(771,464)	328,549
Selling expenses	6,415,213	3,424,973	461,567
General and administrative expenses	24,066,459	1,140,815	145,835
Research and development expenses	(2,141,136)	783,991	(13,083)
Total	29,307,903	4,578,315	922,868

As of December 31, 2020, the Company had unrecognized share-based compensation expense RMB326,326 related to non-vested share options. That deferred cost is expected to be recognized over a weighted-average period of 0.75 years. For the year ended December 31, 2020, total cash received from the exercise of share options was RMB114,758,281.

28.   RELATED PARTY TRANSACTIONS AND BALANCES

(a)    Related party balances

Outstanding amounts due from/to related parties as of December 31, 2019 and 2020 were as follows:

	2019	2020
	December 31	December 31
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	484,317,935	376,719,310
Accounts receivable from Sweihan PV Power Company P.S.J.C ("Sweihan PV", which develops and operates solar power projects in Dubai)	36,185,644	33,638,826
Subtotal	520,503,579	410,358,136
Notes receivables from a related party:
Notes receivables from JinkoPower	18,628,574	33,001,402

Other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	32,247,424	20,609,442
Other receivables from JinkoPower for miscellaneous transactions	21,995,622	3,146,781
Advances of travel and other business expenses to executive directors who are also shareholders	75,234	—
Subtotal	54,318,280	23,756,223
Other assets from a related party:
Guarantee receivables due from JinkoPower	96,753,306	107,318,909

Accounts payable due to a related party:
Accounts payable due to Jinko-Tiansheng	36,309,710	14,113,577

Advances from a related party:
Advances from JinkoPower for sales of solar modules	748,615	—

Other payables due to related parties:
Other payables due to JinkoPower for payments on behalf of the Company	2,343,314	71,240,329
Other payables to Jiangxi Desun Energy Co., Ltd.(“Jiangxi Desun”, an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest) for leasing of land and buildings	10,784,038	275,075
Subtotal	13,127,352	71,515,404

(1)	Advances of travel and other business expenses to executive directors who are also shareholders represent the amounts the Company advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.
(3)	As of December 31, 2019 and 2020, bank deposits of the Group with the amount of RMB17.7 million were pledged for certain loans of JinkoPower.
(4)	On March 30, 2021, the Company signed an agreement to offset the debts and receivables between the Group and JinkoPower with the aggregate amount of RMB71.0 million.

(b)    Related party transactions

Transactions related parties for the year ended December 31, 2018, 2019 and 2020 were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV (an associate entity)	1,416,020,214	144,287,938	51,201,037
Income of financing guarantees	26,229,524	18,574,433	14,687,691
Revenue from sales of products to JinkoPower	38,895,833	7,812,477	5,072,143
Income of project management provided to Sweihan PV	—	—	3,721,149
Rental services provided to JinkoPower	2,177,280	2,177,280	2,177,280
Revenue from sales of products to a subsidiary of ReneSola	47,388	—	—

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	19,741,927	39,565,882	27,485,358
Solar project management service provided by JinkoPower	20,842,153	23,266,889	9,442,936
Rental services provided by Jiangxi Desun	1,100,304	1,100,304	1,100,304
Electricity fee charged by JinkoPower	—	—	3,087,690
Construction service of solar project provided by JinkoPower	25,769,137	8,935,653	—

In connection with the Company’s disposal of JinkoSolar Power downstream business in 2016, the Group entered into a master service agreement with JinkoPower under which the Group agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, the Company will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB2.32 billion (USD355.4  million) as of December 31, 2020. The Company will charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee is to be settled semi-annually, and the management of the Company believes the guarantee fee charges are at market rates. The guarantee receivables are settled upon the receipt of guarantee fees from JinkoPower. The Company has received RMB29,460,673, RMB18,628,574 and RMB18,372,799 guarantee fees from JinkoPower in 2018, 2019 and 2020, respectively.

As of December 31, 2019 and December 31, 2020, the Company recorded the guarantee fee income receivable amounted to RMB115,381,880 and RMB107,318,909, which include notes receivable amounted to RMB18,628,574 and nil for provision of guarantee as of December 31, 2019 and 2020, respectively. The Company also recorded a guarantee liability amounted to RMB72,019,365 and RMB57,331,674 as of December 31, 2019 and 2020, respectively. The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized for the period during the year ended December 31,2018, 2019 and 2020 amounted to RMB26,229,524 RMB18,574,433 and RMB14,687,691, respectively.

For the year ended December 31,2018, 2019 and 2020, sales of solar module products to subsidiaries of JinkoPower amounted to RMB38,895,833, RMB7,812,477 and RMB5,072,143, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s 3rd party sales arrangement. As of December 31,2019 and 2020 outstanding receivables due from JinkoPower were RMB484 million and RMB377 million, respectively, among which RMB418 million and RMB300 million was overdue over one year, respectively. No interest was charged by the Group to JinkoPower on the overdue receivables. The Group entered into an agreement with JinkoPower that the outstanding receivables will be settled in 2021.

After the establishment of SSHC through December 31, 2018 and for the years ended December 31,2019 and 2020, sales of solar module products to Sweihan PV amounted to RMB1,416,020,214, RMB144,287,938 and RMB51,201,037, respectively.

For the years ended December 31, 2018 and 2019 and 2020, rental services provided to subsidiaries of JinkoPower amounted to RMB2,177,280 , RMB2,177,280 and RMB2,177,280, respectively.

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to the Group. Since the establishment date of the Jinko-Tiansheng through December 31, 2018 and for the years ended December 31,2019 and 2020, Jinko-Tiansheng charged the Group processing fee amounted to RMB19,741,927 and RMB39,565,882 and RMB27,485,358, respectively.

For the years ended December 31, 2018, 2019 and 2020, revenues from sales of products to subsidiaries of ReneSola amounted to RMB47,388, nil and nil, respectively.

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company paid RMB76,356,466 (USD11.2 million) in advance and recorded service expenses incurred in the year of 2018, 2019 and 2020 amounted to RMB20,842,153, RMB23,266,889 and RMB9,442,936 as cost of project assets, respectively.

On January 1, 2008, Jiangxi Desun and the Group entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to the Group for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun charged the Group RMB1,100,304 in rent for each of the years ended December 31, 2018, 2019 and 2020, respectively.

For the years ended December 31, 2018 and 2019 and 2020, electricity fee charged by subsidiaries of JinkoPower amounted to nil, nil and 3,087,690, respectively.

29.   CERTAIN RISKS AND CONCENTRATION

(a)     Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

(b)    Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2020, 81.9% of the Group’s revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

(c)    Major customers

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

There is no account receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2019 and 2020, respectively. In 2018, 2019 and 2020, our largest customer accounted for 7.2%, 10.9% and 5.3% of the Group’ total revenue, respectively.

(d)    Interest rate

The Group’s main interest rate exposure relates to long-term borrowings. The Group does not hedge against interest rate. Any increase in interest rates would increase the Group’s finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

30.    COMMITMENTS AND CONTINGENCIES

(a)    Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB3,625,386,746 as of December 31, 2020.

Year ending December 31,	RMB
2021	3,239,195,468
2022	386,191,278
Total	3,625,386,746

(b)    Contingencies

In November 2018, one of the Group’s customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. The Group believes that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and merits and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Group is also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Moura Fábrica Solar – Fabrico e Comércio de Painéis Solares, Lda. (“MFS”) submitted a request for arbitration at International Chamber of Commerce (Case No. 24344/JPA) against Projinko Solar Portugal, Unipessoal Lda (“Projinko”) in connection with dispute arising out of (i) a business unit lease agreement (the “Business Unit Lease Agreement”) entered into on August 23, 2013 between MFS and Jinko Solar (Switzerland) AG (“Jinko Switzerland”), (ii) an assignment agreement dated May 26, 2014, whereby Jinko Switzerland assigned and transferred to Projinko all rights, title, interest, liabilities and obligations under the Business Unit Lease Agreement, and (iii) an amendment agreement relating to the Business Unit Lease Agreement dated December 29, 2015 (the Business Unit Lease Agreement, the assignment agreement and the amendment agreement are collectively referred to as “Lease Agreements”). In order to ensure the performance of parties’ respective obligations under the Lease Agreements, a guarantee from the parent company of MFS, Acciona Energia, S.A.U. and a bank guarantee was granted in favor of Projinko, and a guarantee from the parent company of Projinko, Jiangxi Jinko, and a bank guarantee was also granted in favor of MFS. The notice of request for arbitration had not been duly and effectively served by MFS to Projinko. In July 2019, MFS submitted a request at International Chamber of Commerce to join Jinko Switzerland and Jiangxi Jinko as two additional parties, alleging they were indispensable to the current dispute and claiming against Projinko, Jiangxi Jinko and Jinko Switzerland recovery of two drawdowns by Projinko under the bank guarantee in the amount of EUR1965,170 and EUR846,604.41, respectively, with the interests thereon as well as economic damages suffered by MFS as a result thereof.

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. On July 3, 2020, MFS submitted a statement of claim claiming against Projinko, Jiangxi Jinko and Jinko Switzerland for recovery of two drawdowns by Projinko under the bank guarantee in an aggregated amount of EUR2,812,000, with the interests thereon as well as economic damages suffered by MFS as a result thereof. On September 3, 2020, Projinko, Jiangxi Jinko and Jinko Switzerland submitted their statements of defense requesting the tribunal dismiss all claims made by MFS against Projinko, Jiangxi Jinko and Jinko Switzerland; Projinko also submitted its counterclaim against MFS requesting the tribunal order MFS to pay Projinko EUR1,008,170.00 plus accrued interest as a recovery of drawdown by MFS under the bank guarantee granted in favor of MFS. On January 12, 2020, pursuant to the parties’ joint request, the tribunal declared the proceedings suspended until further notice to allow for settlement discussions. In March 2021, the parties fully executed settlement agreement for the dispute. According to settlement agreement, the parties automatically and reciprocally release each other from the dispute on the condition that Jinko Switzerland delivers to MFS a payment in the amount of EUR 750,000. In April, Jinko Switzerland made the payment and MFS has confirmed receipt of the same. The parties have provided a letter to the tribunal to withdraw all claims and request the termination of the arbitration proceedings. As of the date of this annual report, tribunal is processing the request and will finally grant termination of the arbitration proceedings after completion of certain standard formalities. Considering as a subsequent recognized event which provide additional evidence about conditions that existed at the date of the balance sheet, the Group recorded related liability on its consolidated financial statements as at December 31, 2020.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against the company and a number of the company’s subsidiaries.

(i) Patent infringement lawsuits in the United States:

On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Q CELLS & Advanced Materials Corporation (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (the “Final Determination”). On July 31, 2020, Plaintiffs A appealed to the Federal Circuit Courts of Appeals against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal.

(ii) Patent infringement lawsuits in Germany:

On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 15, 2020. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of fines for such violation. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty on November 30, 2020. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court.

(iii) Patent infringement lawsuits in Australia:

On March 12, 2019, Hanwha Solutions Corporation (registration no. 110111-0360935) (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”), following which FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Another case management hearing was held on November 16, 2020 and FCA directed that until March 12, 2021 Jinko AUS to file a precise statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025. Jinko AUS filed its non-infringement statement dated March 9, 2021 with FCA. A more extensive case management hearing was originally scheduled on March 23, 2021 and now on a short extension with the specific date unresolved as of the date this report. The next case management hearing will set the matter down for a final hearing in the year of 2022 on dates to be advised.

The Company believes that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. The Group is considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215 (“the ‘215 Patent”), EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating our non-infringement of the Asserted Patents. On June 3, 2019, we filed a petition for inter partes review (“IPR”) of the ‘215 Patent with the U.S. Patent and Trademark Appeal Board (“PTAB”). IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, we attended the oral hearing of IPR of the ‘215 patent. On December 9, 2020, the PTAB issued the final decision on our petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. On February 8, 2021, the patent owner of ‘215 Patent, Hanwha Solutions Corporation, appealed to the United States Court of Appeals for the Federal Circuit against such final decision issued by the PTAB (“215 IPR Appeal”). On February 24, 2021, we have filed the certificate of interest to participate in 215 IPR Appeal. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

(c)    Guarantees

Upon the disposition of JinkoPower, the Company provided the loan guarantee and redemption guarantee to JinkoPower (Note 28).

The Company provided a debt payment guarantee in connection with a loan facility granted to Sweihan PV Power Company P.J.S.C (“Sweihan”), equity investee of the Company for developing overseas solar power project, in a maximum aggregate principal amount not exceeding USD42.9 million. At the same time, pursuant to the shareholders agreement, the Company together with another shareholder of Sweihan, shall enable Sweihan to repay the loan facility in full. The loan was repaid by Sweihan in 2019.

31.    FAIR VALUE MEASUREMENTS

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

Fair value change in forward contracts and foreign exchange options

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign exchange forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within "Change in fair value of foreign exchange forward contracts" in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD848 million and USD800 million, nil and EUR100 million as of December 31, 2019 and 2020, respectively. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument. The Company recorded gain from change in fair value of foreign exchange forward contracts of RMB191.2 million during the year of 2020, compared to losses of RMB78.3 million in the year of 2019. The change was primarily due to the depreciation of the U.S. dollars against the RMB during the year of 2020.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The Company purchased foreign exchange option contracts with a total notional value of USD167.0 million and nil during the years ended December 31, 2018 and 2019. And the company sold foreign exchange option contracts with a total notional value of USD170.0 million during the year ended December 31, 2020.These foreign exchange options mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the foreign exchange options. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3.

The foreign exchange option are derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognised in the consolidated statements of operations and comprehensive income. The fair value change was a loss of RMB9,720,182, RMB330,706 and RMB3,607,817 for the year ended December 31, 2018, 2019 and 2020.

Convertible Senior Notes and Call Option

The Company has adopted valuation models to assess the fair value for Call option and the Notes, as the Call option is not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. The Notes is valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company's best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price and expected share volatility are most significant to valuation determination of convertible debt. The Call option is valued using the Black-Scholes Model. The valuation involves complex and subjective judgments as well as the Company's best estimates on the valuation date. Inputs related to the Black-Scholes Models for call option fair value are: call option price, spot price, exercise price, expected dividend yield, risk-free interest rate and time to maturity, of which spot price and exercise price are most significant to valuation determination of call option. The Company recorded losses from change in fair value of convertible senior notes and call option of RMB725.8 million during the year of 2020, compared to losses of RMB29.3 million in the year of 2019. The change was primarily due to an increase in the Company’s stock price in 2020.

Interest Rate Swap

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its overseas power station business operation and expansion, the Company’s operating subsidiaries located in Mexico will obtain long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The interest rate swap is a derivative which needs to be fair valued at each reporting period end. The fair value gain or loss arising from the remeasurement is recognized in the consolidated statements of operations and comprehensive income. As of December 31, 2019 and 2020, the fair value of the interest rate swap was RMB61,271,965 and nil, respectively, which was recorded as a derivative liability in the line item of held-for-sale liabilities as of December 31, 2019. The fair value change was a gain of RMB9,701,051, a loss of RMB69,974,512 and a loss of RMB78,878,089 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Recurring change in fair value

As of December 31, 2019 and 2020, information about the hierarchy of the fair value measurements for the Company’s assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2019	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Foreign exchange forward contracts- receivable	52,281,183	—	52,281,183	—
Call options	294,177,634	—	—	294,177,634

Liabilities:
Convertible senior notes	728,215,869	—	—	728,215,869
Guarantee liabilities	72,019,365	—	—	72,019,365
Foreign exchange forward contracts- payable	3,856,561	—	3,856,561	—
Derivative liability interest rate swap	61,271,965	—	—	61,271,965

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2020	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Foreign exchange forward contracts- receivable	183,146,199	—	183,146,199	—
Call options	756,929,181	—	—	756,929,181

Liabilities:
Convertible senior notes	1,831,612,124	—	—	1,831,612,124
Guarantee liabilities	57,331,674	—	—	57,331,674
Foreign exchange forward contracts- payable	4,970,902	—	4,970,902	—
Foreign exchange options	12,923,817	—	—	12,923,817

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at January 1,	65,342	68,632	728,215,869
Issuance of convertible senior notes	—	585,301,500	—
Foreign exchange (gain)/loss	3,290	7,675,500	(38,359,987)
Change in fair value of convertible senior notes	—	114,149,092	1,202,082,070
Change in the instrument-specific credit risk	—	21,089,777	(60,325,828)
Repurchase of convertible senior notes	—	(68,632)	—
Balance at December 31,	68,632	728,215,869	1,831,612,124

A summary of changes in Level 3 fair value of call option for the year ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at January 1,	—	—	294,177,634
Issuance of call options	—	206,577,000	—
Foreign exchange (gain)/loss	—	2,709,000	(13,539,000)
Change in fair value of call options	—	84,891,634	476,290,547
Balance at December 31,	—	294,177,634	756,929,181

A summary of changes in Level 3 fair value of foreign exchange options for the year ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at January 1,	—	846,718	—
Addition of foreign exchange options	10,566,900	—	(9,316,000)
Cash Settlement	—	(516,012)	—
Change in fair value of foreign exchange options	(9,720,182)	(330,706)	(3,607,817)
Balance at December 31,	846,718	—	(12,923,817)

A summary of changes in Level 3 fair value of rate swap derivative for the year ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at January 1,	26,486,388	12,786,001	61,271,965
Change in fair value of interest rate swap	(9,701,051)	69,974,512	78,878,089
Cash settlement	(3,999,336)	(21,488,548)	(140,150,054)
Balance at December 31,	12,786,001	61,271,965	—

A summary of changes in Level 3 fair value of guarantee liabilities for the year ended December 31, 2018, 2019 and 2020 were as follows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Balance at January 1,	148,187,615	92,404,068	72,019,365
Additions	1,425,026	2,164,200	—
Amortization	(28,243,063)	(18,574,433)	(14,687,691)
Cancellation	(28,965,510)	(3,974,470)	—
Balance at December 31,	92,404,068	72,019,365	57,331,674

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	Foreign exchange forward		Type of derivatives
For the year ended	contracts		Convertible	Interest		Warrant	Foreign exchange
December 31,	Realized	Unrealized	senior notes	Rate swap	Call option	liability	options	Total
(In RMB)
2018	(42,614,340)	(1,475,360)	—	9,701,051	—	—	(9,720,182)	(44,108,831)
2019	(126,708,753)	48,425,227	(114,149,092)	(69,974,512)	84,891,634		(330,706)	(177,846,202)
2020	61,379,585	129,806,218	(1,202,082,070)	(78,878,089)	476,290,547		(3,607,817)	(617,091,626)

Significant unobservable inputs

The significant unobservable inputs adopted in the valuation of Level 3 instruments as of December 31, 2020 are as follows:

Unobservable inputs of convertible senior notes
Expected volatility	75.16%
Risk free interest rate	0.23%
Discount rate	26.55%

Unobservable input of call option
Spot price	61.87

Unobservable inputs of foreign exchange option
Expected volatility	7.14%
Risk free interest rate	0.09%~2.45%

Unobservable input of guarantee liabilities
Discount rate	5.39%

32.    RESTRICTED NET ASSETS

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

Restricted net assets were RMB11,908,223,974 representing 92% of the Company’s total consolidated net assets as of December 31, 2020.

33.    SUBSEQUENT EVENTS

The Group adopted its 2021 Equity Incentive Plan on March 5, 2021 which provided for the issuance of options of 2,600,000 ordinary shares.

34.    ADDITIONAL INFORMATION – CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

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

	For the year ended December 31
	2018	2019	2020
	RMB	RMB	RMB	USD
				(note 2 (al))
Net revenue	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating (expenses)/income	(2,267,582)	474,214	1,227,529	188,127

Other income, net	6,249,651	8,922,475	5,063,775	776,057

Income/(loss) from operations	3,982,069	9,396,689	6,291,304	964,184

Convertible senior notes issuance costs	—	(18,646,101)	—	—
Share of income from subsidiaries and affiliates	348,543,952	911,593,940	1,015,006,438	155,556,542

Interest (expenses)/income, net	(722)	8,421,898	8,596,365	1,317,451
Exchange gain/(loss)	53,953,395	17,153,258	(73,717,931)	(11,297,767)
Change in fair value of convertible senior notes and call option	—	(29,257,458)	(725,791,523)	(111,232,417)
Income before income taxes	406,478,694	898,662,226	230,384,653	35,307,993
Income tax expenses	—	—	—	—
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	406,478,694	898,662,226	230,384,653	35,307,993

Condensed balance sheets:

	December 31, 2019	December 31, 2020
	RMB	RMB	USD
			(note 2 (al))
ASSETS
Current assets:
Cash and cash equivalent	4,556,832	19,507,224	2,989,613
Due from subsidiaries	3,427,985,887	2,773,032,001	424,985,747
Due from related parties	16,791,784	6,098,994	934,712
Other current assets	40,601,328	650,764,989	99,734,098
Total current assets	3,489,935,831	3,449,403,208	528,644,170
Investments in subsidiaries	7,775,688,241	9,029,027,056	1,383,758,936
Due from related parties - non current	48,471,930	44,539,659	6,826,001
Call Option	294,177,634	756,929,181	116,004,472
Other non-current assets	11,961,460	11,180,965	1,713,558
Total assets	11,620,235,096	13,291,080,069	2,036,947,137

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	1,564,636,609	1,445,300,432	221,501,982
Due to related parties	3,061,179	2,780,831	426,181
Other current liabilities	6,076,910	11,396,726	1,746,625
Convertible senior notes-current	—	1,831,612,124	280,706,839
Total current liabilities	1,573,774,698	3,291,090,113	504,381,627
Due to related parties – non-current	14,926,514	12,145,683	1,861,407
Convertible senior notes	728,215,869	—	—
Total liabilities	2,316,917,081	3,303,235,796	506,243,034

Shareholders’ equity:
Ordinary shares (USD0.00002 par value, 500,000,000 shares authorized, 180,653,497 and 190,380,309 shares issued as of December 31, 2019 and December 31, 2020, respectively,178,930,297 and 187,434,469 shares outstanding as of December 31, 2019 and December 31, 2020, respectively.)	24,767	26,052	3,993
Additional paid-in capital	4,582,849,862	5,251,244,630	804,788,449
Accumulated other comprehensive income	62,952,198	(128,615,450)	(19,711,180)
Treasury stock, at cost; 1,723,200 and 2,945,840 ordinary shares as of December 31, 2019 and December 31, 2020, respectively.	(13,875,553)	(43,169,878)	(6,616,073)
Retained earnings	4,671,366,741	4,908,358,919	752,238,915
Total shareholders’ equity	9,303,318,015	9,987,844,273	1,530,704,104

Total liabilities and shareholders’ equity	11,620,235,096	13,291,080,069	2,036,947,138

The balance due from subsidiaries represented the expenses paid on behalf by the Company for its subsidiaries.

Other current assets mainly represented options receivables.

Other non-current assets mainly represented deposit of Call options.

The balance due to subsidiaries represented the professional service fees paid by Jiangxi Jinko.

Other current liabilities represented accrual for unpaid convertible senior notes interest and professional service fees.

Condensed statements of cash flows:

	For the year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	USD
				(note 2 (al))
Cash flows from operating activities:
Net income	406,478,694	898,662,226	230,384,653	35,307,993
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Issuance cost paid for issuance of convertible senior notes	—	18,646,101	—	—
Change in fair value of convertible senior notes	—	114,149,092	1,202,082,070	184,227,137
Change in fair value of call option	—	(84,891,634)	(476,290,547)	(72,994,720)
Share of income from subsidiaries	(348,543,952)	(911,593,940)	(1,015,006,438)	(155,556,542)
Guarantee income	(6,249,651)	(8,922,475)	(5,063,775)	(776,057)
Exchange (gain)/loss	(53,953,395)	(17,153,258)	73,717,931	11,297,767
Changes in operating assets and liabilities:
(Increase)/decrease in due from subsidiaries	(1,895,298,545)	(871,067,726)	592,424,888	90,793,086
(Increase)/decrease in other current assets	200,153	(110,110)	(9,437,209)	(1,446,316)
Increase/(decrease) in due to subsidiaries	1,177,359,405	(14,890,886)	(658,106,245)	(100,859,194)
Increase/(decrease) in other current liabilities	(166,056)	1,096,958	9,772,273	1,497,666
Net cash provided by operating activities	(720,173,347)	(876,075,652)	(55,522,399)	(8,509,180)

Cash flows from investing activities:
Cash paid for call option	—	(216,905,850)	—	—
Net cash used in investing activities	—	(216,905,850)	—	—

Cash flows from financing activities:
Proceeds from exercise of share options	44,278,857	38,245,122	114,758,281	17,587,476
Repurchase of convertible senior notes	—	(68,632)	—	—
Proceeds from issuance of convertible senior notes	—	585,301,500	—	—
Proceeds from issuance of ordinary shares	663,232,926	488,950,795	—	—
Repurchase of shares	—	—	(29,294,325)	(4,489,552)
Issuance cost paid for issuance of convertible senior notes	—	(18,646,101)	—	—
Net cash used in financing activities	707,511,783	1,093,782,684	85,463,956	13,097,924

Effect of foreign exchange rate changes on cash and cash equivalents	464,662	245,789	(14,991,165)	(2,297,496)

Net increase/(decrease) in cash and cash equivalents	(12,196,902)	1,046,971	14,950,392	2,291,248
Cash and cash equivalents, beginning of year	15,706,763	3,509,861	4,556,832	698,365

Cash and cash equivalents, end of year	3,509,861	4,556,832	19,507,224	2,989,613

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	—	40,338,943	9,142,819	1,401,198
Receivables related to At-The-Market offering	—	—	641,065,394	98,247,570