Form 20-F
period 2021-12-31
JinkoSolar Holding Co., Ltd.
filed 2022-04-28
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

Mengmeng (Pan) Li, Chief Financial Officer

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

Tel: (86-793) 846-9699

Fax: (86-793) 846-1152

E-mail: pan.li@jinkosolar.com

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

190,824,913 ordinary shares, excluding 103,803 ADSs representing 415,212 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes and 2,945,840 ordinary shares as treasury stock, as of December 31, 2021.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

- i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“we,” “us,” “our company,” “our” or “JinkoSolar” refers to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company, its current and former subsidiaries for the relevant periods;
●	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated;
●	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;
●	“2019”, “2020” and “2021” refers to our fiscal years ended December 31, 2019, 2020 and 2021, respectively;
●	“2021 Equity Incentive Plan” refers to the 2021 Equity Incentive Plan adopted on March 5, 2021;
●	“ADSs” refers to our American depositary shares, and “ADRs” refers to the American depositary receipts evidencing our ADSs;
●	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of Directive 2004/108/EC of the European Union and EN 61000-6-3:2001+A11:2004 and EN 61000-6-1:2001 standards;
●	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC 61215:2005 and IEC 617302:2004 standards;
●	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;
●	“EPC” refers to engineering, procurement and construction;
●	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;
●	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;
●	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;
●	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;
●	“Haining Jinko” refers to Jinko Power Technology (Haining) Co., Ltd, one of our majority-owned subsidiaries in the PRC;
●	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC 61215:2005, IEC 61730-1:2004 and IEC 61730-2:2004 standards;
●	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;
●	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC, in which we own approximately 58.62% equity interest;

●	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our majority-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;
●	“JinkoPower” refers to Jinko Power Technology Co., Ltd., formerly known as Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries, and its subsidiaries;
●	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;
●	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;
●	“JPY” refers to Japanese Yen;
●	“kV” refers to kilovolts;
●	“Leshan Jinko” refers to Jinko Solar (Leshan) Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC;
●	“local grid companies” refers to the subsidiaries of the State Grid in China;
●	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;
●	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;
●	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;
●	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;
●	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;
●	“PV” refers to photovoltaic;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;
●	“STAR Market” refer to Shanghai Stock Exchange’s Sci-Tech Innovation Board;
●	“State Grid” refers to State Grid Corporation of China and the local grid companies;
●	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;
●	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;
●	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;

●	“Xinjiang Jinko” refers to Xinjiang Jinko Solar Co., Ltd., one of our majority-owned subsidiaries in the PRC;
●	“Yuhuan Jinko” refers to Yuhuan Jinko Solar Co., Ltd., one of our majority-owned subsidiaries in the PRC; and
●	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC, one of our majority-owned subsidiaries.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2019, 2020 and 2021 and as of December 31, 2020 and 2021.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the noon buying rate in effect as of December 31, 2021. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 22, 2022, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.5010 to US$1.00.

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

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.               KEY INFORMATION

Our Holding Company Structure

Our Company is not an operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China. We and our subsidiaries face various legal and operational risks and uncertainties related to doing business in mainland China. A significant part of our business operations in China are conducted through our subsidiaries in the PRC, and we and our subsidiaries are subject to complex and evolving PRC laws and regulations. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings and the lack of inspection on our auditors by the Public Company Accounting Oversight Board (United States), or PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value. In addition, we are subject to risks arising from China’s legal system, including the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. Recently, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the solar energy industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital. Further, implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties and limitations with respect to the PRC legal system, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us.”

Permissions Required from the PRC Authorities

We conduct our business in China primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future.

Furthermore, in connection with our historical issuance of securities to foreign investors, under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such permissions by the CSRC or the CAC.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner of our operations, which could result in a material change in our operations or the value of our ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

Cash and Asset Flows through Our Organization

As a holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net income each year to fund a statutory surplus reserve until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we will be permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” for more details.

A.	[Reserved]
B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Summary of Risk Factors

●	Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.
●	The reduction, modification, delay or elimination of government subsidies and other economic incentives in solar energy industry may reduce the profitability of our business and materially adversely affect our business.

●	We are exposed to significant guarantee liabilities and if the debtors default, our financial position would be materially and adversely affected.
●	We require a significant amount of cash to fund our operations and future business developments. If we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.
●	The oversupply of solar cells and modules in the solar industry may cause substantial downward pressure on the prices of our products and reduce our revenue and earnings.
●	We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our business and operations abroad may be adversely affected and our ability to maintain, develop and expand our business abroad may be restricted.
●	We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.
●	Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.
●	We may not be able to obtain sufficient raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.
●	The loss of, or a significant reduction in orders from, any of our customers could significantly reduce our revenue and harm our results of operations.
●	We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.
●	Prepayment arrangements to our suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.
●	Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.
●	Shortage or disruption of electricity supply may adversely affect our business.
●	Our substantial indebtedness could adversely affect our business, financial condition and results of operations.
●	Although we have completed the STAR Listing, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering) and therefore the price of our ADSs may not increase, or may even drop.
●	Jiangxi Jinko’s status as a publicly traded company that is controlled, but less than wholly owned, by our company could have an adverse effect on us.
●	It is difficult to predict the effect of the STAR Listing on the market price of the ADSs.
●	Our founders collectively have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.
●	We face risks related to health epidemics and other outbreaks. In particular, we were, and could continue to be, adversely affected by the global outbreak of COVID-19.
●	We may fail to comply with laws and regulations regarding PV production in China.

●	If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is currently unable to inspect our auditor for U.S. reporting purpose in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
●	Our ADSs may be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. will take place in 2024. If this happens there is no certainty that we will be able to list our shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially adversely affect our competitive position.
●	Uncertainties and limitations with respect to the PRC legal system, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us.
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.
●	Conversion of the convertible notes we offered may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes.
●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
●	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
●	You may be subject to limitations on transfers of your ADSs.

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly reduced. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. The current international political environment, including existing and potential changes to United States and China trade and tariffs policies, have resulted in uncertainty surrounding the future of the global economy. Due to the transition to renewable energy in most regions of the world, the increase in electricity prices, financing support and other favorable policies, clients are more willing to accept higher prices of solar modules. Consequently, the average selling price of our solar modules, which represented 92.4% of our total revenue in 2021, increased from 2020 to 2021.

However, any reduction in the price of solar modules will have a negative impact on our business and results of operations, including our margins. As a result, we may not continue to be profitable on a quarterly or annual basis. In addition, if demand for solar power products weakens in the future, our business and results of operations may be materially and adversely affected.

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

We received government grants totaling RMB63.0 million, RMB192.0 million and RMB465.7 million (US$73.1 million) for 2019, 2020 and 2021, respectively, which included government grants for our production scale expansion, technology upgrades and export market development. We cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the National Development and Reform Commission of China (the “NDRC”), the Ministry of Finance and the National Energy Administration in China (the “NEA”) issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2021, the Japanese government cut down its FIT from JPY40 to JPY19 for projects below 10 KW, from JPY42 to JPY12 for certain projects of 10 KW to 50 KW, and to JPY11 for projects above 50 KW. In 2022, the Japanese government further cut down its FIT to JPY17 for projects below 10 KW and to JPY11 for certain projects of 10 KW or above.

In 2021, we generated 75.2% of our total revenue from overseas markets, and North America, Asia Pacific (except China which includes Hong Kong and Taiwan) and Europe represented 16.2%, 25.1% and 18.3% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of our ADSs.

We are exposed to significant guarantee liabilities and if the debtors default, our financial position would be materially and adversely affected.

In connection with our disposal of JinkoPower—a downstream business—in 2016, we entered into a master service agreement with JinkoPower, where we agreed to provide a guarantee for JinkoPower’s financing obligations under certain of its loan agreements entered into within a three-year period from October 2016, amounted to RMB401.4 million (US$63.0 million) as of December 31, 2021. According to the master service agreement, we charge JinkoPower service fees for the guarantee we provided for its financing obligations as described above. In addition, we have provided guarantees to certain of our related parties. As of December 31, 2021, we had liabilities associated with guarantees to related parties of RMB12.1 million (US$1.9 million). In the event that JinkoPower or the relevant related parties (as the case may be) fail to perform their respective obligations or otherwise default under the relevant loan agreements or other contracts, we will become liable for their respective obligations under those loan agreements or other contracts, which could materially and adversely affect our financial condition.

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

Our working capital was RMB64.6 million (US$10.1 million) as of December 31, 2021. Our management believes that our cash position as of December 31, 2021, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report.

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

On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates the LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. In June 2019, the FCA asked banks and markets to stop using the LIBOR as a basis for pricing contracts. These announcements indicate that the continuation of LIBOR on the current basis cannot and has not been guaranteed since 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities and variable rate loans or other financial arrangements, given LIBOR’s role in determining market interest rates globally. On March 25, 2020, the FCA stated that although the central assumption that firms cannot rely on LIBOR being published after the end of 2021 has not changed, the outbreak of COVID-19 has impacted the timing of many firms’ transition planning, and the FCA will continue to assess the impact of the COVID-19 pandemic on transition timelines and update the marketplace as soon as possible. It is unclear if after 2021 LIBOR will cease to exist or if new methods calculating LIBOR will be established such that it continues to exist after 2021.

Moreover, on July 12, 2019, the Staff of the SEC’s Division of Corporate Finance, Division of Investment Management, Division of Trading and Markets, and Office of the Chief Accountant issued a statement about the potentially significant effects on financial markets and market participants when LIBOR was discontinued in 2021 and no longer available as a reference benchmark rate. The Staff encouraged all market participants to identify contracts that reference LIBOR and begin transitions to alternative rates. On December 30, 2019, the SEC’s Chairman, Division of Corporate Finance and Office of the Chief Accountant issued a statement to encourage audit committees in particular to understand management’s plans to identify and address the risks associated with the elimination of LIBOR, and, specifically, the impact on accounting and financial reporting and any related issues associated with financial products and contracts that reference LIBOR, as the risks associated with the discontinuation of LIBOR and transition to an alternative reference rate will be exacerbated if the work is not completed in a timely manner.

Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates and other interest rates. In the event that a published LIBOR rate was unavailable after 2021, the value of such securities, loans or other financial arrangements may be adversely affected, and, to the extent that we are the issuer of or obligor under any such instruments or arrangements, our cost thereunder may increase. Currently, the manner and impact of this transition and related developments, as well as the effect of these developments on our funding costs, investment and trading securities portfolios and business, is uncertain, which may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition.

The oversupply of solar cells and modules in the solar industry may cause substantial downward pressure on the prices of our products and reduce our revenue and earnings.

If the solar industry experience oversupply across the value chain in the future, and continued increases in solar module production in excess of market demand may result in further downward pressure on the price of solar cells and modules, including our products. Increasing competition could also result in us losing sales or market share. If we are unable, on an ongoing basis, to procure silicon, solar wafers and solar cells at reasonable prices, or mark up the price of our solar modules to cover our manufacturing and operating costs, our revenue and gross margin will be adversely impacted, either due to higher costs compared to our competitors or due to inventory write-downs, or both. In addition, our market share may decline if our competitors are able to price their products more competitively.

We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our business and operations abroad may be adversely affected and our ability to maintain, develop and expand our business abroad may be restricted.

In 2019, 2020 and 2021, we generated 82.5%, 81.9% and 75.2%, respectively, of our total revenue from sales outside China. We also have manufacturing facilities in the United States and Malaysia, and our monocrystalline silicon wafer factory in Vietnam had started construction in 2021. In January 2018, we entered into a master solar module supply agreement (the “Master Agreement”) with NextEra Energy, Inc., or NextEra. Under the Master Agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with the Master Agreement, we established our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and reached full production capacity of 400 MW in the first half of 2019. Our 7GW monocrystalline silicon wafer plant in Vietnam commenced production in the first quarter of 2022. Thus, we currently have approximately 7 GW of integrated mono wafer-cell-module manufacturing capacity overseas.

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

For example, the U.S. government has recently begun enforcing a long-existing ban on U.S. importation of products produced with forced labor in ways that may adversely affect our business. Section 307 of the U.S. Tariff Act of 1930, as amended, or Section 307, prohibits U.S. importation of goods that are produced or manufactured, wholly or in part, in any non-U.S. country by forced or indentured labor. On June 24, 2021, U.S. Customs and Border Protection (CBP) issued a Withhold Release Order against Hoshine Silicon Industry Co. Ltd. (“Hoshine WRO”). As a result, personnel at all U.S. ports of entry have been instructed to immediately begin detaining shipments that contain silica-based products made by Hoshine or materials and goods derived from or produced using those silica-based products. After the Hoshine WRO was issued, parts of the importation of our products into the United States were detained. Since then we have been in continuous discussion with CBP and related United States authorities regarding Hoshine WRO related matters including without limitation CBP’s audit standards and requested documents regarding detained shipments. Recently we submitted documents requested by CBP for the admissibility of the suspended shipments. Parts of the detained shipments have been admitted by CBP after reviewing our submissions.

On December 23, 2021, President Biden signed the Uyghur Forced Labor Prevention Act (the “UFLPA”) into law. The UFLPA aims to strengthen the existing laws on forced labor by prohibiting the importation and entry of any goods made with forced labor in the Xinjiang Uyghur Autonomous Region (“XUAR”) of the People’s Republic of China, and establishes several enforcement mechanisms and procedures to do so. By June 21, 2022, CBP must begin applying the “Rebuttal Presumption” established in Section 3 of UFLPA and prohibits any “goods, wares, articles, or merchandise mined, produced, or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region of China” or produced by an entity on the list to be issued pursuant to the UFLPA, unless CBP determines that importer of record has (i) fully complied with the supply chain guidance described in Section 2 of the UFLPA and any accompanying regulations; and (ii) completely and substantively responded to inquiries for information by CBP. Pursuant to UFLPA, the U.S. government shall issue a list of entities involved in and products produced from forced labor and “guidance to importers” with respect to forced labor due diligence.

We do not tolerate any use of forced labor, whether in our own manufacturing facilities or, to the best of our knowledge, throughout our supply chain. We monitor our manufacturing facilities to ensure no forced labor is used. Our direct sales to the U.S. market accounted for 28.7% and 15.7% of our total revenues in 2020 and 2021, respectively. Given the fact that we have a manufacturing facility in Xinjiang, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in the manufacturing of our products or in our supply chain and, put our facilities or their affiliate companies on the list of entities to be issued pursuant to UFLPA. Furthermore, under the impact of Hoshine WRO and the UFLPA,, importation of our products to the United States may be partially or entirely suspended or blocked. Either of these types of regulatory or legislative action would adversely affect our business, financial condition and results of operations.

In addition to the actions taken or being considered by the U.S. government as discussed above, there is a growing concern regarding the alleged used of forced labor issue in Xinjiang in the European Union, Australia, Japan and certain other countries. If any new legislation or regulatory action with respect to these issues were to be enacted in those regions that impose additional restrictions or requirements on importation of goods that are produced or manufactured, wholly or in part, in Xinjiang, our business and operation in these regions would be adversely affected.

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

Our direct sales to the U.S. market accounted for 25.4%, 28.7% and 15.7% of our total revenues in 2019, 2020 and 2021, respectively. In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar was on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the anti-dumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, cash deposits were required to pay on import into the United States of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us were 13.94% (for anti-dumping) and 15.24% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the subsequent administrative reviews by U.S. Department of Commerce.

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. On October 29, 2020, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review pursuant to the final judgement of the United States Court of International Trade; the final subsidy rate applicable to us for the entries made during the period from January 1, 2015 through December 31, 2015 was changed to 4.22%. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In October 2020, the U.S. Department of Commerce issued the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 68.93%. In December 2020, the U.S. Department of Commerce amended the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 95.5% after such amendment. In December 2020, the U.S. Department of Commerce issued the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 12.67%. In April 2021, the U.S. Department of Commerce amended the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 11.97% after such amendment. In February 2020, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In August and October 2021, the U.S. Department of Commerce issued the final results of the seventh administrative review, according to which the anti-dumping and countervailing deposit rate applicable to us was 0% and 19.28%, respectively. In February 2021, the U.S. Department of Commerce initiated the eighth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The eighth administrative review is pending as of the date of this annual report. In February 2022, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The ninth administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

On February 8, 2022, Auxin Solar Inc. (“Auxin”), a U.S. manufacturer of solar modules, requested that the U.S. Department of Commerce to open nationwide inquiries as to whether crystalline silicon photovoltaic cells and modules containing such cells (solar cells and modules) that are produced and/or assembled in Cambodia, Malaysia, Thailand or Vietnam using parts and components from China and exported to the United States, are circumventing the anti-dumping and countervailing orders on solar cells and modules from China. On March 25, 2022, the U.S. Department of Commerce determined to initiate the circumvention inquiries (the “Anti-Circumvention Case”). The Anti-Circumvention Case is pending as of the date of this annual report.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In April 2018, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews were 165.04% (for anti-dumping) and 94.83% (for countervailing). We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In May 2019, the U.S. Department of Commerce initiated the fourth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fourth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in September and October 2019, respectively. In April 2020, the U.S. Department of Commerce initiated the fifth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fifth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2020. In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. In May 2020, the U.S. Department of Commerce determined that revocation of the antidumping and countervailing orders would likely lead to a continuation or recurrence of dumping and countervailing subsidies. In September 2020, the U.S. International Trade Commission determined that revocation of the countervailing and antidumping duty orders would likely lead to continuation or recurrence of material injury to an industry in the United States within a reasonably foreseeable time.

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) were being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigation was not country specific. They involved imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) were causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned were subject to the safeguard measures established in the U.S. President’s final result, which included that the CSPV cells and modules imported would be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. On October 10, 2020, the U.S. President issued a proclamation and determined that the section 201 duty of the fourth year beginning in February 2021 would be 18%, instead of 15%. In August 2021, a joint petition seeking an extension of the safeguard measure was filed. On December 8, 2021, in response to petitions by representatives of the domestic industry, U.S. International Trade Commission issued its determination and report, finding that safeguard action on CSPV cells (whether or not partially or fully assembled into other products)continues to be necessary to prevent or remedy the serious injury to the domestic industry, and that there is evidence that the domestic industry is making a positive adjustment to import competition (“Section 201 Extension Investigation”). On February 4, 2022, the U.S. President determined an extension of this safeguard measure for another four year and made the final decision, which included that the CSPV cells and modules imported would be subject to additional duties of 14.75%, 14.5%, 14.25% and 14% through the first year to the fourth year, respectively, except for bifacial modules and the first 5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we opened our manufacturing facility in the United States, and the products manufactured in such facility will not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States. Our imports of solar cells and modules into the United States were subject to the duties imposed by Section 201 Investigation starting from February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the U.S. President under the Section 201 Investigation.

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

In December 2014, Canada initiated the anti-dumping and countervailing investigations on imports of CSPV modules from China. In June 2015, the Canada Border Services Agency (“CBSA”) found that the CSPV modules under investigation had been dumped and subsidized. In July 2015, the Canadian International Trade Tribunal found that the dumping and subsidizing of the above-mentioned goods had not caused injury, but were threatening to cause injury to the domestic industry. As a result, import into Canada of our CSPV modules under investigation from China was subject to the anti-dumping and countervailing duties. The countervailing duty rate (RMB per Watt) applicable to Jiangxi Jinko and Zhejiang Jinko are 0.028 and 0.046, respectively. For anti-dumping duties, CBSA had set normal value for the imported CSPV modules and the anti-dumping duty would be the difference between the export price and normal value if the export price is lower the normal value. No anti-dumping duties would apply if the export price is equal or more than the normal value. In May 2020, the Canadian International Trade Tribunal (“CITT”) and CBSA initiated an expiry review investigation to determine whether the expiry of their above findings made in June and July 2015 respectively are likely to result in the continuation or resumption of dumping and/or subsidizing of the CSPV modules originating in or exported from China. In October 2020, the CBSA has determined that the expiry of its finding is likely to result in the continuation or resumption of dumping and subsidizing of CSPV modules originating in or exported from China. In March 2021, CITT had determined to continue its abovementioned finding made in July 2015 concerning the dumping and subsidizing of CSPV modules originating in or exported from China. The CBSA will therefore continue to impose anti-dumping and countervailing duties on the CSPV modules originating in or exported from China.

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

Nothing contained in this notification shall apply to imports of PUC from countries notified as developing countries vide notification No. 19/2016-Customs (N.T.) dated the February 5, 2016, except the PRC, Thailand and Vietnam. Such safeguard duty was terminated on July 29, 2021 by the Department of Commerce of India.

In May 2021, the Department of Commerce of India initiated anti-dumping investigation concerning imports of solar cells whether or not assembled partially or fully in modules or panels or on glass or some other suitable substrates originating in or exported from mainland China, Thailand and Vietnam. Such investigation is pending as of the date of this annual report.

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

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. The price of polysilicon increased significantly in 2020 due to the supply shortage of polysilicon. In the first half of 2020, supply of polysilicon was negatively affected by the decreasing downstream demand due to the COVID-19 pandemic. In the second half of 2020, the production capacity of polysilicon of some key manufacturing facilities reduced due to the explosion accidents and maintenance activities, which further intensified the supply shortage. In addition, since the COVID-19 pandemic was under control in China, the demand for solar products recovered rapidly, which also resulted in the increase in the price of polysilicon. The price of polysilicon increased quarter by quarter in 2021, because there was a time gap between the release of polysilicon output and strong downstream demand. We expect that the price of polysilicon to structurally fluctuate in 2022 until the demand for polysilicon is fully released.

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

In 2019, 2020 and 2021, our five largest group suppliers accounted for 68.6%, 70.0% and 78.7%, respectively, of our total silicon purchases by value. In 2019, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 25.2% of our total silicon purchases by value. In 2020, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 19.6% of our total silicon purchases by value. In 2021, three of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 28.5% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

Although the global supply of polysilicon has increased significantly, we may experience interruption to our supply of silicon or other raw materials or late delivery in the future for the following reasons, among others:

●	suppliers under our raw materials supply contracts may delay deliveries for a significant period of time without incurring penalties;
●	our virgin polysilicon suppliers may not be able to meet our production needs consistently or on a timely basis;
●	compared with us, some of our competitors who also purchase virgin polysilicon from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and
●	our supply of silicon or other raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment.

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

In 2019, 2020 and 2021, sales to our top five group customers represented 30.2%, 19.7% and 14.9% of our total revenue, respectively. In 2019, 2020 and 2021, our largest group customer accounted for 10.9%, 5.3% and 4.6% of our total revenue, respectively. A “group customer” refers to an aggregation of our customers that are within the same corporate group. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. Our key module customers include NextEra, Consolidated Edison Development, Trung Nam Construction Investment, Copenhagen Infrastructure Partners, Spower, LLC, Enel Group and Swinerton Builders. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2021, we had RMB1.83 billion (US$287.6 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts, and even if we do, the collateral we received is deeply subordinated and shared with all other customers and other senior lenders of the suppliers.

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

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends and the prices of solar power products. We recorded inventory provisions of RMB135.9 million, RMB270.9 million and RMB701.7 million (US$110.1 million) in 2019, 2020 and 2021, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

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

Any failure or significant interruption in our IT systems including software and hardware could harm our business.

We implement the information management through almost every aspect of our business operations, covering design, production scheduling, raw material supply, equipment management, quality control, inventory management, transportation management and environment monitoring. Our IT systems including software and hardware may experience disruptions, outages, damage and other large-scale performance problems due to a number of factors, including technology infrastructure changes, human or software errors, hardware failure, computer viruses, physical or electronic break-ins, fraud and security attacks, whether these problems are caused by ourselves or by third-party service providers. These problems could lead to system interruptions, website slowdown or unavailability, delays in data processing, leak and loss of data, malfunctions of software or damage to hardware. We cannot assure you that we will not experience such unexpected interruptions or breakdown in IT systems including software and hardware, or that our current security mechanisms will be sufficient to protect our IT systems from any third-party intrusions, viruses or hacker attacks, information or data theft, human damage or other similar activities. Any occurrence of these events could interrupt our business operations and damage our reputation. In addition, because the vulnerabilities and techniques used by unauthorized individuals or entities to access, disrupt or sabotage hardware, devices, systems and networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques, and we may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

While we have taken reasonable measures to protect the security of, and prevent the damage to, our IT systems, as well as the security of confidential or proprietary information, it is possible that our security controls and other security practices we follow may not be adequate or effective. We also rely on our employees and contractors to appropriately handle confidential and sensitive data, and to deploy our IT resources in a safe and secure manner that does not expose our IT systems to security breaches or the loss of data. Any data security incidents, including internal malfeasance by our employees, unauthorized access or usage, virus or similar breach or disruption of us or our service providers could result in loss of confidential or proprietary information, damage to our reputation, litigation, regulatory investigations, fines, penalties and other liabilities. Accordingly, if our cybersecurity measures fail to protect against unauthorized access, attacks (which may include sophisticated cyberattacks), the compromise or mishandling of data, damage to hardware or other misconduct or malfeasance by computer hackers, employees or other third parties, as well as software bugs, human error or technical malfunctions, our reputation, business, operating results and financial condition could be adversely affected.

Cybersecurity threats and attacks that we may be subject to may take a variety of forms ranging from individuals or groups of hackers to sophisticated organizations, including state-sponsored actors. Cybersecurity risks range from viruses, worms, and other malicious software programs, including phishing attacks, to “mega breaches” targeted against cloud services and other hosted software, any of which can result in disclosure of confidential or proprietary information. As the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these attacks or to implement adequate preventative measures. In addition, there has been an increase in the frequency and sophistication of cyber and other security threats we face, and we may incur additional costs to comply with such demand.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Our accounts receivable turnover were 85 days, 68 days and 69 days in 2019, 2020 and 2021, respectively. Correspondingly, we recorded provisions for accounts receivable from third parties of RMB318.2 million, RMB293.4 million and RMB323.1 million (US$50.7 million) as of December 31, 2019, 2020 and 2021, respectively. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, and the consideration of the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, we may need to continue to provide for doubtful accounts and write off overdue accounts receivable we determine as not collectible.

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

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, 2022, the Singapore Customer filed its Reply Memorial (accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon. According to the current schedule, Jinko IE shall submit its Rejoinder Memorial no later than June 19, 2022. Based on the limited information currently available to us, it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and merits and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

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

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. On July 3, 2020, MFS submitted a statement of claim claiming against Projinko, Jiangxi Jinko and Jinko Switzerland for recovery of two drawdowns by Projinko under the bank guarantee in an aggregated amount of €2,812,000, with the interests thereon as well as economic damages suffered by MFS as a result thereof. On September 3, 2020, Projinko, Jiangxi Jinko and Jinko Switzerland submitted their statements of defense requesting the tribunal dismiss all claims made by MFS against Projinko, Jiangxi Jinko and Jinko Switzerland; Projinko also submitted its counterclaim against MFS requesting the tribunal order MFS to pay Projinko €1,008,170 plus accrued interest as a recovery of drawdown by MFS under the bank guarantee granted in favor of MFS. On January 12, 2020, pursuant to the parties’ joint request, the tribunal declared the proceedings suspended until further notice to allow for settlement discussions. In March 2021, the parties fully executed the settlement agreement for the dispute. According to the settlement agreement, the parties automatically and reciprocally release each other from the dispute on the condition that Jinko Switzerland delivers to MFS a payment in the amount of €750,000. In April 2021, Jinko Switzerland made the payment and MFS has confirmed receipt of the same. The parties have provided a letter to the tribunal to withdraw all claims and request the termination of the arbitration proceedings. In June 2021, the arbitration tribunal confirmed that the arbitration proceedings were formally terminated by agreement of all parties per their filed joint letter.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries.

(i) On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation (registration no. 110111-0360935) during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (the “Final Determination”). On July 31, 2020, Plaintiffs A filed its petition to review with the United States Court of Appeals for the Federal Circuit against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal. Plaintiffs A filed its opening appeal brief in November 2020. The Respondents filed the principal brief in February 2021. On July 12, 2021, the United States Court of Appeals for the Federal Circuit affirmed the ITC’s findings that Respondents’ products do not infringe U.S. Patent No. 9,893,215.

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 14, 2020. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of penalty for such violation. Though not specified in Plaintiff B’s request, in general we do not expect the amount of such penalty to exceed €250,000. On November 30,2020, JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty. On August 23, 2021, Düsseldorf Regional Court dismissed Plaintiff B’s request for penalty.

(iii) On March 12, 2019, Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. The final hearing has been listed for evidence for three weeks commencing September 12, 2022.

We believe that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215 (“the ‘215 Patent”), EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating our non-infringement of the Asserted Patents. On June 3, 2019, we filed a petition for inter partes review (“IPR”) of the ‘215 Patent with the U.S. Patent and Trademark Appeal Board (“PTAB”). IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, we attended the oral hearing of IPR of the ‘215 patent. On December 9, 2020, the PTAB issued the final decision on our petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. On February 8, 2021, the patent owner of ‘215 Patent, Hanwha Solutions Corporation, appealed to the United States Court of Appeals for the Federal Circuit against such final decision issued by the PTAB (“215 IPR Appeal”). On February 24, 2021, we filed the certificate of interest to participate in 215 IPR Appeal. On May 28, 2021, Hanwha Solutions Corporation filed its opening appeal brief. On July 19, 2021, Hanwha Solutions Corporation filed a motion to remand the case to the United States Patent and Trademark Office. On October 4, 2021, the United States Court of Appeals for the Federal Circuit denied Hanwha Solutions Corporation’s motion to remand.

On June 24, 2019, Jinko filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. An additional hearing is to be held on September 28 and 29, 2022.

On May 7, 2021, one of our Spanish customers (the “Spanish Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 26251/JPA) against Jiangxi Jinko in connection with dispute arising out of a PV Module Sales Contract entered into in August, 2020 (“Contract”). In the Request, X-Elio’s claims are based on (1) Jiangxi Jinko’s alleged breaches of the Contract by being unable to deliver the goods at the initially agreed shipping dates and price; (2) the subsequent termination of the Contract by the Spanish Customer; (3) alleged replacement purchases the Spanish Customer has made to replace the goods originally ordered from Jiangxi Jinko; and (4) alleged further costs and other indirect damages purportedly incurred by the Spanish Customer as a consequence of Jiangxi Jinko’s alleged breaches and relating to the PV plant in Australia for which the goods had been intended. On July 21, 2021, Jiangxi Jinko submitted the Answer to the Request and Counterclaim, denying that the Spanish Customer is entitled to the relief it requests and raising a counterclaim for damages its loss of profit as well as wasted costs expended in reliance on the performance of the Contract. On January 28, 2022, the tribunal confirmed the Terms of Reference and Procedural Order No.1 signed by the Spanish Customer and Jiangxi Jinko, according to which, except any extension granted by the tribunal, (1) the Spanish Customer will submit Statement of Claim before April 6, 2022 and Jiangxi Jinko will submit Statement of Defense and Counterclaim before June 6, 2022, (2) the Spanish Customer will submit Statement of Reply and Defense to Counterclaim before September 6, 2022, Jiangxi Jinko will submit Statement of Rejoinder and Reply on Counterclaim before November 4, 2022 and the Spanish Customer will submit Rejoinder on Counterclaim before December 19 2022, (3) the hearing will be held during the week of April 17, 2023. On April 6, 2022, the Spanish Customer submitted Statement of Claim, which maintained the claims as the Request and additionally claimed the legal interest accrued on the amounts requested. As of the date of the issuance of the financial statements, this case is still at a preliminary stage and based on the information currently available, the company does not believe that it is probable that Jiangxi Jinko has incurred a loss. Additionally, because of the preliminary stage of this matter, the company is unable to estimate an amount of reasonably possible loss or range of loss.

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

The NEA released a “Technology Top Runner” program in 2017, which has more stringent technology standards than other “Top Runner” programs, to promote solar projects using higher-efficiency modules (requiring a conversion efficiency rate of 18.9% or above for monocrystalline solar cells and 18.0% or above for multicrystalline solar cells) and most advanced technologies (especially breakthrough technologies that have not reached the stage of mass production). In order to promote our high-efficiency modules and cutting-edgy N-type cell technologies, (i) we and JinkoPower jointly established Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), a PRC company, in the third quarter of 2018, in which we then held 51% equity interest and had made capital contribution of RMB98 million in cash as of December 31, 2018, and (ii) we formed a bidding consortium with JinkoPower to bid for “Technology Top Runner” solar projects, and had won a 250 MW “Technology Top Runner” solar project in Shangrao, Jiangxi Province (the “Technology Top Runner Project”). We supplied N-type monocrystalline modules to this project, whose conversion efficiency is even higher than our P-type monocrystalline passivated emitter rear cell (“PERC”) modules. The Technology Top Runner Project was developed by Poyang Luohong. We sold all of our equity interest in Poyang Luohong to an independent third party, and filed the change of ownership with Shangrao Market Supervision Administration on December 17, 2019. We currently do not have plans to develop solar projects in China or overseas. As of December 31, 2021, we did not own any solar project in China, and we had only one solar power project in operation and one project under construction outside China.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2021, we had RMB13.34 billion (US$2.09 billion) in outstanding short-term borrowings (including the current portion of long-term borrowings and failed sale-leaseback financing) and RMB9.90 billion (US$1.55 billion) in outstanding long-term borrowings (excluding the current portion of long-term borrowings and failed sale-leaseback financing). For details regarding our borrowings, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in this annual report.

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

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2021, RMB515.2 million (US$80.8 million) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by local banks. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Furthermore, since the majority of our short-term borrowings came from Chinese banks, we are exposed to lending policy changes by the Chinese banks. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar power companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future.

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

As of December 31, 2021, we had short-term borrowings, including the current portion of long-term borrowings and failed sale-leaseback financing, of RMB3.02 billion (US$473.6 million), secured by certain of our inventory, land use rights, property, plant and equipment, bank deposit and accounts receivable. We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral upon request, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition, liquidity and results of operations may be materially adversely affected.

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

Although we completed the STAR Listing, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering) and therefore the price of our ADSs may not increase, or may even drop.

In January 2020, we completed the initial public offering of Jiangxi Jinko on the Shanghai Stock Exchange’s Sci-Tech innovation board (the “STAR Listing”). Jiangxi Jinko is our majority owned principal operating subsidiary. We conduct substantially all of our business through Jiangxi Jinko and its subsidiaries. Although the STAR Listing has been completed, we cannot assure you that we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of strengthening our market position and operations in the PRC. Jiangxi Jinko has broad discretion in the use of the proceeds from the STAR Listing, and it may not spend or invest those proceeds in a manner that results in our operating success or with which holders of our shares and ADSs agree. Our failure to successfully leverage the completion of the STAR Listing to expand our production capacity in the PRC could result in a decrease in the price of the ADSs. In addition, we cannot assure you that the success of Jiangxi Jinko will have an attendant positive effect on the price of the ADSs.

Jiangxi Jinko’s status as a publicly traded company that is controlled, but less than wholly owned, by our company could have an adverse effect on us.

As the result of actions that were taken in connection with the STAR Listing, including placement of shares by Jiangxi Jinko, our principal operating subsidiary, to certain PRC investors and our controlling shareholders, Jiangxi Jinko is no longer a wholly owned subsidiary of our company. This non-controlling interest in Jiangxi Jinko increased after completion of the STAR Listing, and the interests in Jiangxi Jinko of these minority shareholders may diverge from the interests of our company and our other subsidiaries in the future. We may face conflicts of interest in managing, financing or engaging in transactions with Jiangxi Jinko, or allocating business opportunities between our subsidiaries.

After the completion of the Star Listing, we own approximately 58.62% of Jiangxi Jinko and retain majority ownership of Jiangxi Jinko, but Jiangxi Jinko is managed by a separate board of directors and officers and those directors and officers owe fiduciary duties to the various stakeholders of Jiangxi Jinko, including shareholders other than our wholly-owned subsidiary. In the operation of Jiangxi Jinko’s business, there may be situations that arise whereby the directors and officers of Jiangxi Jinko, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

After the completion of the Star Listing, given Jiangxi Jinko and our Company are public reporting companies listed on the Shanghai Stock Exchange and the NYSE, respectively, each of them are subject to separate and potentially inconsistent accounting standards (PRC GAAP for Jiangxi Jinko and U.S. GAAP for our Company) as well as disclosure and other regulatory requirements. As a result, Jiangxi Jinko and our Company will periodically disclose information simultaneously pursuant to different laws and regulations, and the information disclosed by these two listed companies may differ due to distinct and potentially inconsistent accounting standards applicable to these two companies and disclosure requirements by different securities regulatory authorities in the composition of investors in the United States and PRC, and in the capital markets of the United States and the PRC. Different disclosures may lead to confusion or uncertainty among investors in the publicly traded shares of one or both of these companies. In addition, there might be certain additional requirements of the PRC law, including demands from the CSRC, the Shanghai Stock Exchange or other relevant authorities, that might have a bearing on holders of our ordinary shares and ADSs. For example, during the Star Listing process, in order to comply with the PRC law, some of our senior management resigned from our company, while retaining the same roles at Jiangxi Jinko. In the future, Jiangxi Jinko may issue options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our company’s ownership in Jiangxi Jinko. In addition, Jiangxi Jinko may engage in capital raising activities in the future that could further dilute our company’s ownership interest.

Our organizational structure has become and may in the future become more complex. We will need to continue to scale and adapt our operational, financial and management controls, as well as our reporting systems and procedures, at both our company and Jiangxi Jinko. The continued expansion of our infrastructure will require us to commit substantial financial, operational and management resources before our revenue increases and without any assurances that our revenue will increase. In addition, holders of our ordinary shares and ADSs may have limited opportunities to purchase Jiangxi Jinko’s shares due to the STAR Listing.

It is difficult to predict the effect of the STAR Listing on the market price of the ADSs.

The China Securities Regulatory Commission, or the CSRC, initially launched the STAR Market in June 2019 and trading on the Market began in July 2019. No assurance can be given regarding the effect of the STAR Listing on the market price of the ADSs. The market price of the ADSs may be volatile or may decline, for reasons other than the risk and uncertainties described above, as the result of investor negativity or uncertainty with respect to the impact of the STAR Listing.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2021 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our sales outside China represented 82.5%, 81.9% and 75.2% of our total revenue in 2019, 2020 and 2021, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. For example, we expect our revenue and gross margin to be adversely affected by the recent appreciation of Renminbi against U.S. dollars, as a substantial portion of our sales are denominated in U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred a foreign exchange gain of RMB8.8 million in 2019, a foreign exchange loss of RMB336.5 million in 2020, and a foreign exchange loss of RMB355.5 million (US$55.8 million) in 2021. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

We may experience force majeure events such as earthquakes, floods, mudslides, snowstorms, typhoon, power outages, labor disputes or similar events beyond our control that would affect our operations. Our manufacturing processes involve the use of hazardous equipment, such as furnaces, squaring machines and wire saws. We also use, store and generate volatile and otherwise dangerous chemicals and waste during our manufacturing processes, which are potentially destructive and dangerous if not properly handled or in the event of uncontrollable or catastrophic circumstances, including operating hazards, fires and explosions, natural disasters, adverse weather conditions and major equipment failures, for which we cannot obtain insurance at a reasonable cost or at all.

In addition, our ingot wafer, solar cell and solar module production and their respective storage facilities are located in close proximity to one another. The occurrence of any force majeure events such as natural disaster, unanticipated catastrophic event or unexpected accident in these sites could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, or prevent us from performing our contractual obligations, which may adversely affect our business, financial condition and results of operations. Moreover, such events could result in severe damage to property, personal injuries, fatalities, regulatory enforcement proceedings or our being named as a defendant in lawsuits asserting claims for large amounts of damages, which in turn could lead to significant liabilities.

For instance, our Haining facility suspended operation from September 17, 2011 to October 9, 2011 due to an environmental incident. Occurrences of natural disasters, pandemic incidents as well as accidents and incidents of adverse weather in or around Shangrao, Haining and Penang in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenue anticipated to be derived from the relevant facilities.

Our founders collectively have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of the date of this annual report, our founders, Xiande Li who is our chairman and chief executive officer, Kangping Chen who is our director, and Xianhua Li who is our director, beneficially owned 9.4%, 6.8% and 3.5%, respectively, or 19.7% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of this annual report, share options with respect to 9,194,356 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan. As of the date of this annual report, share options with respect to 10,183,968 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan, and there are 289,896 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of this annual report, share options with respect to 354,000 ordinary shares have been granted to our directors, officers and employees pursuant to our 2021 Equity Incentive Plan, and there are 339,252 ordinary shares issuable upon the exercise of outstanding options granted under the plan. As of the date of this annual report, share options with respect to 8,495,000 ordinary shares have been granted to our directors, officers and employees pursuant to our 2022 Equity Incentive Plan, and there are 8,433,184 ordinary shares issuable upon the exercise of outstanding options granted under the plan.

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

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of the date of this annual report, we have 1123 patents and 374 pending patent applications in China. Our patents’ validity is generally ten years. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

Our success depends on the continued services of our founders, Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li, and other executive officers and key personnel. We do not maintain key-man life insurance on any of our founders, executive officers and key personnel. If one or more of our founders, executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to readily replace them, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our founders, executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our founders, executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our founders, executive officers and key personnel reside and hold most of their assets. See “—Risks Related to Doing Business in China—Uncertainties and limitations with respect to the PRC legal system, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us” in this annual report.

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

We are required to comply with all national and local environmental protection regulations for our operations, including in China, the United States, Vietnam and Malaysia. For example, some of our subsidiaries need to obtain and maintain pollution discharge permits or registrations, and some of our subsidiaries are in the process of application for such permits and registrations, which are subject to application, renewal or extension on an annual basis or within a longer period. We cannot assure you that we are or will be able to successfully obtain, renew or extend these permits in a timely manner or at all.

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

We face risks related to health epidemics and other outbreaks. In particular, we were, and could continue to be, adversely affected by the global outbreak of COVID-19.

Our business could be adversely affected by the effects of novel coronavirus (“COVID-19”), Ebola virus disease, influenza A (“H1N1”), avian flu, severe acute respiratory syndrome (“SARS”), or other epidemic outbreak. In particular, the COVID-19 outbreak has become a global pandemic, which has already caused, and may continue to cause, an adverse and prolonged impact on both economic and social conditions globally, and the exacerbation, continuance or reoccurrence of the COVID-19 outbreak could interrupt our business operations.

In December 2019, a strain of COVID-19 was reported to have surfaced in Wuhan, China, which subsequently spread throughout China. The Chinese central government and local governments in Wuhan and other cities in China have introduced various temporary measures to contain the COVID-19 outbreak, such as extension of the Lunar New Year holidays and travel restrictions, which have impacted and could further impact national and local economy to different degrees. As the COVID-19 subsequently spreads globally, many governments in other countries and regions have also introduced travel restrictions, lock-down policies, suspension of business activities and other temporary measures. The global spread of the COVID-19 has created significant volatility and uncertainty, as well as economic disruption. Our production could be severely affected if our employees or the regions in which our facilities are located are affected by the COVID-19. For example, our facilities in China, Vietnam, Malay and U.S. could be closed by government authorities for a sustained period of time, some or all of our workforce could be unavailable due to quarantine, fear of catching the disease or other factors, and local, national or international transportation or other infrastructure could be affected, leading to delays or loss of production and delivery of products. In addition, our suppliers and customers are subject to similar risks, which could lead to a shortage of raw materials or a reduction in our customers’ demand for our products. We may have to decrease the selling price of our products to attract and retain customers if the demand for our products decreases. We rely on a variety of common carriers to transport our raw materials from our suppliers, and to transport products from us to our customers. Problems suffered by any of these common carriers could result in shipping delays, increased costs or some other supply chain disruption and could therefore have a material adverse effect on our operations. While it is unknown how long these conditions will last and what the complete financial effect will be to us, our supply of certain raw materials and logistics during the first quarter of 2020 was temporarily affected, causing some module shipments to be postponed to the second quarter of 2020. As a result, some of our customers delayed their payments, which temporarily affected our cash flow. In addition, our capacity utilization rate of certain overseas manufacturing facility has been temporarily affected as we have to limit the number of workers gathering at the facility pursuant to the instructions of the local authorities. In the second half of 2020 and throughout 2021, logistics and transportation continued to be affected in certain parts of the world and regional demands were adjusting due to the pandemic. We expect that such situation may continue in 2022, particularly due to the increased infection rate or severity of some variants of this disease, including the Delta and Omicron variants. In response to the COVID-19 pandemic, we implemented a number of initiatives to ensure business continuity, including ensuring the safety and health of our employees and minimizing the impact of the outbreak on production and delivery by stocking up on critical raw materials and optimizing production and logistics, as well as flexibly adjusting the manufacturing facilities from which we ship our products. While many governments in the world are administering vaccinations to their populations and pharmaceutical companies have been developing new vaccines and drugs to treat the disease, it remains uncertain whether and when these efforts will successfully control the pandemic. The situation of the COVID-19 pandemic is very fluid and we are closely monitoring its impact on us. If the pandemic lasts for an extended period or worsens, it could materially and adversely impact our supply chain, technology development, sales and other aspects of our operations.

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

On January 15, 2018, the Ministry of Industry and Information Technology of China (the “MIIT”) promulgated the Standard Conditions of Photovoltaic Production Industry, or the Photovoltaic Production Rule, in place of its old version, which establishes a basic regulatory framework for PV production industry. The Photovoltaic Production Rule provides, among other matters, requirements in relation to the production layout, project establishment filing and enterprise qualification, requirements with regard to the production scale, product quality, cell efficiency, energy consumption and operational life span of various PV products, and requirements related to quality management and obtaining the pollution discharge permits and other environmental requirements. On February 23, 2021, the MIIT published the Standard Conditions of Photovoltaic Production Industry (2021 version), which took effect as of March 15, 2021. The 2021 version is enacted in substantially the form published for public comment, which among other things, strengthens requirements with regard to the investment standard, product quality and cell efficiency, and sets forth encouragement in intelligent manufacturing. Such tightened requirements may increase our compliance and production costs. Our failure to comply with these rules and the laws and regulations related thereto, if and when effective, could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, which could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that we will be able to promptly and adequately respond to changes of laws and regulations, or that our employees and contractors will act in accordance with our internal policies and procedures. Failure to comply with such laws and regulations relating to PV production may materially adversely affect our business, financial condition and results of operations.

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011, the impact of COVID-19, the impact of the recent Russia-Ukraine crisis and the related sanctions and other conflicts between Russia and Western countries, and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East, especially the tensions between the U.S. and Iran, which have resulted in volatility in oil and other markets, as well as the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Although the U.S. and China have reached a phase-one deal in January 2020, the trade conflicts between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. In 2019, 2020 and 2021, we generated 17.5%, 18.1% and 24.8% of our net revenues from sales in China, respectively. China is one of the world’s largest emerging markets, while the economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition.

Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital and the price of our ADSs.

Political tensions between the United States and China have escalated. The U.S. government has taken a range of action relating to U.S-China relations, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing sanctions, export controls and investment restrictions against Chinese companies, imposing sanctions on certain officials of the PRC and Hong Kong governments, enacting legislation such as the UFLP Act and the HFCA Act, and implementing enhanced reviews of companies with significant China-based operations. Partially in response to these actions, the PRC government has also taken steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 and the enactment of the Anti-Foreign Sanctions Law in 2021. Economic conditions in China are sensitive to global economic conditions. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to do business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. In addition, new legislation, executive orders, tariffs, laws or regulations may be adopted that negatively affect companies with significant connections to the U.S. or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations may affect the competitive position of our products, the hiring of research and development personnel, our ability to sell our polysilicon products in the U.S. and possible certain other markets, the demand for our products or the products of companies that use our products as raw materials, our ability to raise capital, and the market price of our ADSs.

The SEC has issued statements focused on companies with significant China-based operations. For example, on July 30, 2021, SEC Chairman Gary Gensler , issued a Statement on Investor Protection Related to Recent Developments in China, in which he reported that he has directed the SEC staff to engage in targeted additional reviews of filings for companies with significant China-based operations. Consistent with that directive, on December 20, 2021, the SEC posted an illustrative letter containing sample comments to companies with the majority of their operations in the PRC or Hong Kong. The statement and sample comment letter also addressed risks inherent in companies with a variable interest entity, or a VIE, structure, which are used by some companies in China that operate in sectors that are subject to foreign ownership limitations. We do not have a VIE structure and are not in an industry that is subject to foreign ownership limitations. Further, we have reviewed the letter and believe that we have full and complete applicable disclosures as suggested in that letter. However, our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC, and this additional scrutiny could affect our ability to effectively raise capital in the United States.

In response to the SEC’s July 30 statement, the CSRC announced on August 1, 2021, that the CSRC will continue to collaborate “closely with different stakeholders including investors, companies, and relevant authorities to further promote transparency and certainty of policies and implementing measures.” There is no assurance that the tension between the two nations will ease soon.

If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated or if the U.S. or Chinese governments take retaliatory actions due to the U.S.-China tension, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the price of our ADSs.

If the U.S. Public Company Accounting Oversight Board, or the PCAOB, is currently unable to inspect our auditor for U.S. reporting purpose in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor for U.S. reporting purpose, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor for U.S. reporting purpose is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares and ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. will take place in 2024. If this happens there is no certainty that we will be able to list our shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The U.S. Holding Foreign Companies Accountable Act, was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021 for filings made in 2022, the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB in unable to inspect of investigate completely. In March 2022, the SEC issued its first “Conclusive list of issuers identified under the HFCA Act” indicating that those companies are now formally subject to the delisting provision if they remain on the list for three consecutive years. We anticipate being added to the list shortly after the filing of this annual report on Form 20-F and will be a Commission Identified Issuer. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period our ADSs may be prohibited from over-the-counter trading or delisted as indicated in the HFCA Act. If this bill were enacted, our ADSs could be delisted from the exchange and prohibited from over-the-counter trading in the U.S. in 2023.

In June 2021, the United States Senate passed a bill that would amend the HFCA Act to accelerate the imposition of trading prohibitions once an issuer is identified from three years to two years, and a companion bill was introduced in the U.S. House of Representatives on December 14, 2021. In February, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the same amendments as the bill passed by the Senate. However, the America Competes Act includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate needs to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed. If the bill amending the HFCA Act is approved by both houses of Congress and signed by the President, our securities could be subject to a trading prohibition following our filing of our annual report on Form 20-F for 2022, which will be due on May 1, 2023.

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

Uncertainties and limitations with respect to the PRC legal system, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us.

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties and inconsistencies, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult than in more developed legal systems to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to obtain or maintain licenses and permits or enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including the inability to obtain or maintain licenses and permits and enforce our contracts, could materially adversely affect our business and operations. Rules and regulations in China can change quickly with little advance notice. Recently, Chinese regulators have announced regulatory actions aimed at providing the Chinese government with greater oversight over certain sectors of China's economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the solar energy industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

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

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.

A significant part of our business operations in China are conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business, and may exert substantial intervention and influence over the manner our operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. While we do not believe that these regulatory changes would have any material impact on us, we cannot guarantee that the authorities will agree with us or will not promulgate new regulations that restrict our business operations or access to capital.On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government has issued a series of anti-monopoly laws and regulations in 2021, paying more attention to corporate compliance. On February 7, 2021, the Antimonopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation require, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. The CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. We believe that these regulations are not applicable to us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

We may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our wholly foreign-owned enterprises in China, and other parties with which we have commercial relations. For example, on September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. In addition, the Standing Committee of PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. As of the date hereof, we have not been involved in any investigations on data security or privacy compliance issues in connection with the PRC Data Security Law or the PIPL, and we have not received any inquiry, notice, warning, or sanctions in such respect. In addition, we do not expect to have significant data security or privacy issues given that the nature of our business does not involving collecting and use of vast personal data. However, we cannot guarantee that the regulators will agree with us or will not in the future adopt new regulations that restrict our business operations.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Future equity offerings of our subsidiary, Jiangxi Jinko, in China’s A-share market may be subject to approval of the Shanghai Stock Exchange, CSRC and other regulatory agencies in China, which could impose uncertainty on our capital raising activities.

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) require an overseas special purpose vehicle that is controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicles securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offing activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits, and fines on the controlling shareholder as well as other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comments only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements.

Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. If it is determined that CSRC approval is required for any of our securities offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of our ADSs.

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

We conduct a substantial part of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside 10% of their after-tax profits based on PRC accounting standards each year as statutory common reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2021, these general reserves amounted to RMB700.2 million (US$109.9 million), accounting for 2.3% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us such as requiring prior approval from relevant banks.

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

Jiangxi Jinko, Zhejiang Jinko, Yuhuan Jinko, Haining Jinko and Yiwu Jinko were designated by the relevant local governmental authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Yuhuan Jinko and Haining Jinko were subject to a preferential tax rate of 15% for 2019, 2020 and 2021. Yiwu Jinko has obtained this qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Zhejiang Jinko has renewed its qualification to enjoy the preferential tax rate of 15% in 2021, 2022 and 2023. Jiangxi Jinko and Haining Jinko plans to renew this qualification in 2022. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2018, 2019 and 2020. It was also designated by the relevant local authorities as a “High and New Technology Enterprise” in 2020, and can enjoy the preferential tax rate of 15% in 2021 and 2022. Sichuan Jinko was designated by the relevant local governmental authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2020 and 2021, and will continue to enjoy such rate in 2022. Leshan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2021, 2022 and 2023. However, we cannot assure you that Jiangxi Jinko, Yiwu Jinko, Zhejiang Jinko, Leshan Jinko,Yuhuan Jinko, Haining Jinko, Xinjiang Jinko and Sichuan Jinko will continue to qualify as “High and New Technology Enterprises” or “Enterprise in the Encouraged Industries” as they are subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and the Implementation Rules of the CIT Law will be enforced, and whether the future implementation of these rules will be consistent with the current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations could be materially adversely affected.

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

In line with local customary practices, we have not made full contribution to the social insurance funds, and the contributions we made to the social insurance funds met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds in China to be RMB740.5 million (US$116.2 million) as of December 31, 2021. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

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

The market price for our ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of our ADSs ranged from US$30.26 to US$72.31 per ADS in 2021. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Based upon the composition of our current and projected income, assets and activities, we do not expect to be considered a PFIC for our current taxable year or in the foreseeable future. However, because the determination of whether we are a PFIC will be based upon the composition of our income, assets and the nature of our business, as well as the income, assets and business of entities in which we hold at least a 25% interest, from time to time, and because there are uncertainties in the application of the relevant rules, there can be no assurance that the United States Internal Revenue Service, will not take a contrary position.

If we are a PFIC for any taxable year during which a U.S. Holder, as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation”, holds the ADSs or ordinary shares, the U.S. Holder might be subject to increased U.S. federal income tax liability and to additional reporting obligations. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.” U.S. Holders are encouraged to consult their own tax advisors regarding the applicability of the PFIC rules to their purchase, ownership and disposition of the ADSs or ordinary shares.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2021, we had 190,824,913 ordinary shares outstanding, excluding

103,803 ADS representing 415,212 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes, and 2,945,840 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our majority-owned operating subsidiary in China, Jiangxi Jinko. As of December 31, 2021, we had 12 production facilities globally and 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates and Denmark. As of the same date, we also had global sales teams in the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong to conduct sales, marketing and brand development for our products around the world.

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

In August 2020, we signed a contract with Shanghai Electric Hongkong Co., Limited to supply approximately 1 GW of solar modules for Phase V of the Dubai Electricity and Water Authority Solar Park. This project is located in Dubai, and is part of the government’s sustainable development to support the Dubai Clean Energy Strategy 2050 with the goal of providing 75% of Dubai’s total power output from clean energy sources by 2050. We would supply its high efficiency Swan series modules, which would meet the high requirements of Dubai’s scorching temperatures and on the leveled cost of energy.

In September 2020, we supplied Trung Nam Group with 611MW of Tiger bifacial transparent backsheet modules, which were installed at the Thuan Nam solar power plant project in Vietnam. Located in Thuan Nam, the Thuan Nam solar power plant project was one of the largest solar power projects by capacity that were using bifacial modules in both Vietnam and Southeast Asia.

In September 2020, we announced our intention to cooperate with ENEOS Corporation, Japan’s largest oil refiner, on the provision of solar modules for a Virtual Power Plant project. For this project, our high-efficiency monocrystalline products would be deployed and installed on the roof of gas stations connected to a cloud-based distributed power plant, and would become our first Virtual Power Plant project in Japan.

In September 2020, our board of directors approved a strategic plan to access China’s capital markets through our principal operating subsidiary Jiangxi Jinko. To qualify Jiangxi Jinko for a STAR Market listing and to raise additional capital to support its continuous expansion, our board of directors also approved an equity financing of Jiangxi Jinko.

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

In November 2020, we and our subsidiary JinkoSolar (Sichuan) Co., Ltd. (“Sichuan Jinko”) signed a long-term purchase agreement with certain subsidiaries of Tongwei Co., Ltd. The raw materials procurement would ensure a stable supply of polycrystalline silicon in line with our strategic and operational plans. Under the agreement, we locked in nearly 100,000 metric tons of polycrystalline silicon, and both parties could negotiate additional purchases. The price for any additional order would be negotiated and determined based on market conditions.

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

In December 2020, we filed a prospectus supplement to sell up to an aggregate of US$100 million of our ADSs through an at-the-market equity offering program (the “2020 ATM Program”). In January 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses.

In January 2021, our Tiger monofacial module won the prestigious PV Magazine Award 2020 in the module category.

In February 2021, we won the Green Builder Media’s 2021 Green Innovation award.

In February 2021, we became the first international solar company to have signed on to the Global Framework Principles for Decarbonizing Heavy Industry, as part of our efforts to continue supporting the decarbonization of the heavy industry sector in favor of a transition towards clean energy.

In March 2021, we were recognized as “Overall High Achiever” in the 2020 PV Module Index Report published by the Renewable Energy Testing Center (RETC).

In March 2021, we launched a new series of ultra-efficient Tiger Pro modules with higher power capacity targeted for distributed generation market.

In April 2021, we joined the United Nations Global Compact, the world’s largest corporate sustainability initiative. Under the U.N. Global Compact, signatories are encouraged to align their operations and strategies with key principles.

In April 2021, we won the award for “Asia’s Best Employer” for the third consecutive year.

In April 2021, we won the 7th All Quality Matters Award for Green Module Efficiency at the Solar Congress 2021 held by TÜV Rheinland.

In May 2021, we officially updated its new value-based strategy to redefine the incorporation of principles, social responsibility and profitability.

In May 2021, we were awarded Top 1 Prestigious Module PV Brand in Vietnamese Market 2020 voting jointly organized by the National Steering Committee for electricity Development of Vietnam, the Ministry of Industry and Trade (MOIT), and Vietnam Energy Magazine.

In May 2021, we received the award for Best HR Strategy of the Year at the Energy HR Summit India 2021.

In May 2021, Mr. Mengmeng (Pan) Li became our new chief financial officer and Mr. Haiyun (Charlie) Cao resigned as chief financial officer of our company, in order to comply with certain business operation independence requirements of the STAR Market in relation to the proposed listing of its principal operating subsidiary, Jiangxi Jinko on the STAR Market.

In May 2021, the maximum solar conversion efficiency of our large-area N-type monocrystalline silicon solar cells reached 25.25%, setting a new world record for large-size contact-passivated solar cells.

In June 2021, our flagship Tiger Pro dual glass module received the world’s first IEC TS 62804-1-1:2020 certificate issued by DEKRA, one of the world’s largest independent inspection companies.

In June 2021, we were ranked Top Performer in PV Evolution Labs’ (PVEL) 2021 PV Module Reliability Scorecard for the seventh consecutive time.

In June 2021, we were recognized as an “Overall High Achiever” in Renewable Energy Testing Center’s (“RET”) 2021 PV Module Index Report for the second consecutive year.

In June 2021, our subsidiary, Shangrao JinkoSolar Industry Development Co., Ltd. planned to invest RMB315 million of monetary capital to increase capital and shares in Inner Mongolia Xinte Silicon Materials Co., Ltd., a wholly-owned subsidiary of Xinte Energy Co., Ltd. (HKEX: 1799).

In June 2021, the application documents regarding a potential initial public offering and listing of the shares of Jiangxi Jinko, a principal operating subsidiary of our company, was submitted to and received by the Shanghai Stock Exchange.

In July 2021, our principal operating subsidiary Jinko Solar Co., Ltd. signed a strategic cooperation agreement with Maersk for End-to-end Transportation and Digitalized Logistics Solutions.

In July 2021, the maximum solar conversion efficiency of our advanced high-efficiency solar module reached 23.53% and outperformed the previous record of 23.01%, also set by us, in January 2021, after recently setting a test record of 25.25% for large-area N-type monocrystalline silicon solar cells.

In July 2021, we were selected as an “Eco-Leader” by Green Builder® Media for the third time.

In July 2021, the United States Court of Appeals for the Federal Circuit issued a Rule 36 summary affirmance agreeing with the International Trade Commission’s conclusion that our products do not infringe a patent asserted by Hanwha Q CELLS.

In August 2021, we obtained the first photovoltaic module LCA (Life Cycle Assessment) certificate in the Greater China region issued by TÜV Rheinland (China) Ltd., and concurrently passed the Italian EPD certification.

In August 2021, our principal operating subsidiary, Jiangxi Jinko signed a long-term polysilicon supply agreement with Wacker Chemie AG.

In September 2021, our principal operating subsidiary, Jiangxi Jinko signed a strategic cooperation framework agreement with Contemporary Amperex Technology Co., Ltd.

In September 2021, we announced that it is investing US$500 million to build a monocrystalline ingot and wafer manufacturing facility in Quảng Ninh Province, Vietnam.

In September 2021, we were awarded the “Top Brand PV USA” seal by EUPD Research.

In October 2021, we achieved a major technical breakthrough on its N-type monocrystalline silicon solar cell, setting a new world record for the fourth time in a year with the maximum solar conversion efficiency of 25.4% for its large-size passivating contact solar cell.

In October 2021, we won the prestigious Green World Awards for Environmental Best Practice named by the Green Organization in the global campaign to find the world’s greenest countries, companies, and communities.

In October 2021, our Tiger and Tiger Pro module series met the carbon footprint verification standards of TÜV Rheinland Group, a leading global services provider in the testing of PV modules and components.

In October 2021, we worked with Catholic Charities Jacksonville to provide refugees living in Jacksonville access to devices and internet in order to facilitate their English classes and better acclimate to life in America.

In November 2021, we launched a new series of ultra-efficient 2021 Flagship Tiger Neo modules.

In November 2021, Jiangxi Jinko plans to invest RMB450 million for equity in Sichuan Yongxiang Energy Technology Co., Ltd., a subsidiary of Tongwei Co., Ltd. (Shanghai Stock Exchange: 600438).

In December 2021, Jiangxi Jinko and Aldo Solar, which stands out as the largest distributor of solar energy solutions in Brazil with 31% market share, reinforce their partnership for 2022 with the signing of the largest distribution agreement for distributed generation ever signed by Jiangxi Jinko outside China.

In January 2022, Jiangxi Jinko had completed the STAR Listing. Jiangxi Jinko issued 2,000,000,000 shares representing approximately 20% of the total 10,000,000,000 shares outstanding after the STAR Listing. The shares were issued at a public offering price of RMB5.00 per share and the total gross proceeds of the STAR Listing were approximately RMB10.00 billion. After the STAR Listing, we own approximately 58.62% of Jiangxi Jinko.

In February 2022, our Tiger Neo bifacial modules reached competitive carbon footprint value for tenders in France.

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

We sell our products in major export markets and China. As of December 31, 2021, we had 12 production facilities globally and 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, and Denmark. As of the same date, we also had global sales teams in the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong to conduct sales, marketing and brand development for our products around the world. In addition, as of December 31, 2021, we had an aggregate of over 2,000 customers in over 160 countries and regions for our solar modules, including distributors, project developers and system integrators.

Our solar cells and modules utilize advanced solar technologies, such as the PERC technology and half cell technology, and have achieved industry-leading conversion efficiency. In 2019, 2020 and 2021, the average conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 22.3%, 22.9% and 23.3%, respectively. In 2019, 2020 and 2021, the average conversion efficiency rate of our N-type monocrystalline solar cells was 23.3%, 23.5% and 24.5%, respectively. We believe that both of these average conversion efficiency rates were consistently higher than industry average. In June 2019, our P-type monocrystalline solar cells and N-type monocrystalline solar cells reached the maximum conversion efficiency rate of 24.38% and 24.58%, respectively. In July 2020, the maximum conversion efficiency rate of our N-Type monocrystalline solar cells reached 24.79%. In October 2021, our N-type monocrystalline solar cells reached the maximum conversion efficiency rate of 25.4%.

Our high-quality manufacturing capabilities have enabled us to produce solar cells and modules meeting the industry’s highest performance standards. All of our solar modules sold in Europe are CE, IEC, TÜV, and MCS certified, all of our solar module sold in India are BIS certified, all of our solar modules sold in North America are UL certified and our monocrystalline solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions, and we also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we guaranteed that all our standard PV modules meet IEC 62804 double anti-PID standards. In May 2018, our entire portfolio of PV modules passed the Potential Induced Degradation resistance test as required by TÜV Nord’s IEC TS 62804-1 standards. In March 2019, we received the 5th “All Quality Matters Award” from TÜV Rheinland. In October 2021, our Tiger and Tiger Pro module series met the carbon footprint verification standards of TÜV Rheinland Group, a leading global services provider in the testing of PV modules and components.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. As of December 31, 2021, we had an integrated annual capacity of 32.5 GW for mono wafers, 24 GW for solar cells and 45 GW for solar modules. Our manufacturing facilities are primarily located in six provinces across China, Florida of the United States, Penang of Malaysia and Quảng Ninh Province of Vietnam, providing convenient and timely access to key resources and suppliers.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016, but still have two overseas solar power projects which are located in Abu Dhabi and Argentina.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from silicon wafers to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2021, sales of solar modules, silicon wafers and solar cells represented 92.4%, 2.8% and 1.5%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

The following table sets forth details of our sales volume by product for the periods indicated:

	2019	2020	2021
Products	(MW)	(MW)	(MW)
Silicon wafers	2,383.3	1,583.7	2,153.4
Solar cells	478.1	670.6	856.4
Solar modules	14,207.5	18,770.6	22,232.7

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

In 2019, 2020 and 2021, we did not record revenues from sales of products to subsidiaries of Renesola Zhejiang Ltd. (“ReneSola”), one of our related parties controlled by an immediate family member of principal shareholders and directors of our company, who are also the executive officers of our company.

In 2019, 2020 and 2021, revenues from sales of products to subsidiaries of Sweihan PV Power Company P.S.J.C, one of our related parties, amounted to RMB144.3 million, RMB51.2 million and nil, respectively.

In 2019, 2020 and 2021, revenues from sales of solar module products to subsidiaries of JinkoPower amounted to RMB7.8 million, RMB5.1 million and RMB27.1 million (US$4.3 million), respectively.

Solar Modules

We commenced producing solar modules in August 2009. In 2021, we sold 22.2 GW of solar modules and generated RMB37.74 billion (US$5.92 billion) of revenue from sales of solar modules, which accounted for 92.4% of our total revenue. We expect that sales of solar modules will continue to be our largest revenue source in the future. We expect to sell increasing volumes of solar modules in the overseas markets.

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

In June 2020, our innovative Tiger Pro Series of high-efficiency modules received the world’s first IEC 61701 Ed. 3 (FDIS) certification for salt mist corrosion test issued by TÜV Nord AG, an independent provider of technical services for testing, inspection, certification, consultation and training.

In August 2020, we launched our new generation of 610W Tiger Pro High-efficiency monocrystalline TR solar module and our BIPV solutions, Building Integrated Photovoltaics product series, which were unveiled at SNEC 2020 in Shanghai.

On August 21, 2020, we were ranked as a top solar brand in debt financed projects and named a most “bankable” PV manufacturer by Bloomberg New Energy Finance. Forty-nine global solar module manufacturers were ranked based on Bloomberg New Energy Finance’s global survey of key PV stakeholders assessing which module brands used in projects are most likely to obtain non-recourse debt financing from commercial banks.

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

In June 2021, our flagship Tiger Pro dual glass module received the world’s first IEC TS 62804-1-1:2020 certificate issued by DEKRA, one of the world’s largest independent inspection companies.

In July 2021, the maximum solar conversion efficiency of our advanced high-efficiency solar module reached 23.53% and outperformed the previous record of 23.01%, also set by us, in January 2021, after recently setting a test record of 25.25% for large-area N-type monocrystalline silicon solar cells.

In August 2021, we obtained the first photovoltaic module LCA (Life Cycle Assessment) certificate in the Greater China region issued by TÜV Rheinland (China) Ltd., and concurrently passed the Italian EPD certification.

In October 2021, our Tiger and Tiger Pro module series met the carbon footprint verification standards of TÜV Rheinland Group, a leading global services provider in the testing of PV modules and components. In November 2021, we launched a new series of ultra-efficient 2021 Flagship Tiger Neo modules.

In November 2021, we announced that Jiangxi Jinko plans to invest RMB450 million for equity in Sichuan Yongxiang Energy Technology Co., Ltd., a subsidiary of Tongwei Co., Ltd. (Shanghai Stock Exchange: 600438).

In December 2021, we and Aldo Solar, which stands out as the largest distributor of solar energy solutions in Brazil with 31% market share, reinforce their partnership for 2022 with the signing of the largest distribution agreement for Distributed Generation ever signed by us outside China.

In January 2022, we had completed the initial public offering process of Jiangxi Jinko and started trading its shares on the Star Market (SSE, code: 688223). Jiangxi Jinko issued 2,000,000,000 shares representing approximately 20% of the total 10,000,000,000 shares outstanding after its initial public offering. The shares were issued at a public offering price of RMB5.00 per share and the total gross proceeds of the IPO were approximately RMB10.00 billion. After the initial public offering, we own approximately 58.62% of Jiangxi Jinko.

In February 2022, our Tiger Neo Bifacial BDV 570 (144 cells) and Tiger Neo Bifacial BDV 610 (156 cells) modules have been officially certified by CERTISOLIS for their very competitively low carbon footprint values.

In March 2022, we recently hosted a high-level dialogue with delegates from the UN Global Compact Liaison Office in Beijing, on the role of solar PV technology development in achieving global Sustainable Development Goals set up by the United Nations.

In March 2022, we entered into a project investment cooperation framework agreement with Qinghai Provincial Department of Industry and Information Technology, Xining Municipal Government and Xining Economic and Technological Development Zone Management Committee for a joint monocrystalline silicon pull rod project, and the total estimated investment is approximately RMB10.0 billion.

In March 2022,we entered into an investment framework agreement with the Shangrao Guangxin District Government for a high-efficiency solar module and PV module aluminum frame project, with a total estimated investment at approximately RMB10.8 billion.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. In 2018, we led the industry in the resizing of the 158 mm x 158 mm solar cell. In 2019, we released solar cells of larger size and incorporating the tilling ribbon technology, which greatly increased the power of the components and brought more benefits to customers. In 2020, we developed and mass produced highly efficient P-type monocrystalline solar cells of 163 mm x 163 mm and 182 mm x 182 mm, and constructed an industry-leading production line for N-type monocrystalline solar cells. In December 2020, our maximum mass production efficiency of P-type monocrystalline solar cells and N-type monocrystalline solar cells reached 23.2% and 24.2%, respectively. In October 2021, our high-efficiency N-Type monocrystalline silicon solar cell set new world record with the highest conversion efficiency of 25.4%. In the fourth quarter of 2021, the mass production efficiency of approximately 900MW N-type Topcon Cells in our Haining production facility has reached 24.5%, with the yield rate close to that of the PERC. In the first quarter of 2022, our 16 GW of N-type cell production capacity came on stream, contributing about 10 GW output for the full year.

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

In May 2021, the maximum solar conversion efficiency of our large-area N-type monocrystalline silicon solar cells reached 25.25%, setting a new world record for large-size contact-passivated solar cells.

In July 2021, the maximum solar conversion efficiency of our advanced high-efficiency solar module reached 23.53% and outperformed the previous record of 23.01%, also set by us, in January 2021, after recently setting a test record of 25.25% for large-area N-type monocrystalline silicon solar cells.

In October 2021, we achieved a major technical breakthrough on its N-type monocrystalline silicon solar cell, setting a new world record for the fourth time in a year with the maximum solar conversion efficiency of 25.4% for its large-size passivating contact solar cell.

Silicon Wafers

We commenced production of monocrystalline silicon wafers and multicrystalline silicon wafers in March 2008 and July 2008, respectively.

In 2018, we developed P-type and N-type monocrystalline silicon wafers with high quality and low oxygen content of 158 mm x 158 mm. In 2019, we developed technologies for silicon wafers of larger size, which resolved technical difficulties such as non-destructive cutting and concentric circle defects, and combined with N4/N5 technology, greatly improved the quality and efficiency of N-type monocrystalline silicon wafers while reducing its cost. In 2020, we developed and mass produced high quality silicon wafers of 182 mm x 182 mm, and conducted research on silicon wafers of 210 mm x 210 mm or larger size. We optimized Outer-furnace Czochralski technology and charging technology and developed and verified N7/N8 technology, which greatly improved the quality and efficiency of silicon wafers while increasing manufacturing capacity and reducing costs. In 2021, we continued to reduce the thickness of mono wafers to save on polysilicon, and conducted research on larger size silicon wafers as well as improved their quality and efficiency.

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

In November 2019, we entered into an agreement to sell two solar power plants in Mexico with a combined capacity of 155 MW to an independent third party, which was completed in March 2020. Currently, we have two overseas solar power projects which are located in Abu Dhabi and Argentina.

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

Manufacturing Capacity and Facilities

Manufacturing Capacity

Our annual production capacity for mono wafers, solar cells and solar modules as of December 31, 2021 was 32.5 GW, 24 GW and 45 GW, respectively.

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to 8.1 million square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

	Industrial Use	Residential Use
Location	(square meters)	(square meters)
Shangrao, Jiangxi Province	5,844,858	78,716
Haining, Zhejiang Province	676,040	18,963
Leshan, Sichuan Province	418,550	—
Yuhuan, Zhejiang Province	92,540	—
Yiwu, Zhejiang Province	281,089	—
Chuzhou, Anhui Province	289,091	—
Yili, Xinjiang Province	32,680	—
Hefei, Anhui Province	302,516
Shanghai	—	93,277
Total	7,937,364	190,956

We lease office space and manufacturing facilities in various locations around the world where we maintain subsidiaries and offices.

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

As of December 31, 2021, short-term borrowings of RMB2.34 billion (US$367.3 million) and long-term borrowings of RMB1.94 billion (US$305.0 million) were secured by land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

We have entered into purchase and other agreements for purchase of additional manufacturing equipment and expansion of our production capacities. Our capital commitments under these contracts amounted to RMB7.81 billion (US$1.23 billion) as of December 31, 2021, of which RMB7.03 billion (US$1.10 billion) will be due in 2022 and RMB781.0 million (US$122.6 million) will be due after one year but within five years. We may terminate these agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2019, 2020 and 2021, virgin polysilicon accounted for over 90.0%, and recoverable silicon materials accounted for 5.7%, 5.0% and nil, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2020, purchases from foreign suppliers and domestic suppliers accounted for 95.3% and 4.7% of our total silicon raw material purchases, respectively.

In 2019, 2020 and 2021, our five largest group suppliers accounted for 68.6%, 70.0% and 78.7%, respectively, of our total silicon purchases by value. In 2019, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 25.2% of our total silicon purchases by value. In 2020, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 19.6% of our total silicon purchases by value. In 2021, three of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 28.5% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2021, we had RMB1.83 billion (US$287.6 million) of advances to suppliers.

In November 2020, we and our subsidiary Sichuan Jinko signed a long-term purchase agreement with certain subsidiaries of Tongwei Co., Ltd. The raw materials procurement would ensure a stable supply of polycrystalline silicon in line with our strategic and operational plans. Under the agreement, we locked in nearly 100,000 metric tons of polycrystalline silicon, and both parties could negotiate additional purchases. The price for any additional order would be negotiated and determined based on market conditions. In November 2021, we have formed a few strategic co-operations such as a joint investment with Tongwei Co., Ltd. in a high-purity crystalline silicon project with annual capacity of 45,000 metric tons. This will help our company to sustain the stable supply of crystalline silicon. In 2021, we entered into a strategic investment agreement with Inner Mongolia Xinte Silicon Materials Co. Ltd. to secure our polysilicon material supply.

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

Customers and Markets

We primarily sell solar products in both China and overseas markets, and before the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2019, 2020 and 2021, we generated 17.5%, 18.1% and 24.8% of our revenues from domestic sales and 82.5%, 81.9% and 75.2% of our revenues from sales outside China, respectively. As of December 31, 2021, we had customers from China, the United States, Mexico, Australia, Japan, United Arab Emirates, Turkey, Jordan Vietnam, Egypt, Spain and Germany. The following table sets forth our net revenues generated from sales of products to customers in respective geographic locations both in absolute amounts and as percentages of net revenues, for the periods indicated.

	2019		2020		2021
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	5,195,021.4	17.5%	6,370,975.0	18.1%	10,134,888.5	1,590,385.2	24.8%
North America	7,550,454.9	25.4%	10,098,116.0	28.7%	6,621,798.5	1,039,104.7	16.2%
Europe	5,201,920.0	17.5%	4,644,486.8	13.2%	7,481,580.8	1,174,023.3	18.3%
Asia Pacific (except China which includes Hong Kong and Taiwan)	7,304,164.1	24.6%	9,603,210.7	27.3%	10,239,162.2	1,606,748.0	25.1%
Rest of the world	4,494,727.4	15.0%	4,412,670.1	12.7%	6,349,091.1	996,310.9	15.6%
Total	29,746,287.8	100.0%	35,129,458.6	100%	40,826,521.1	6,406,572.1	100%

Sales of solar modules are our largest revenue contributor, which accounted for 92.4% of our total revenues in 2021. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2019, 2020 and 2021. In 2019, 2020 and 2021, our largest group customer accounted for 10.9%, 5.3% and 4.6% of our total revenue, respectively. A “group customer” refers to an aggregation of our customers that are within the same corporate group. The following table sets forth the primary products sold to our top five group customers and the percentage of total revenues generated by sales to our top five group customers for the periods indicated:

	2019		2020		2021
	Products	(%)	Products	(%)	Products	(%)
Top five group customers	Solar modules	30.2	Solar modules	19.7	Solar modules	14.9

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and South Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in Germany, Italy, Belgium, Spain, France, Israel, United States, Canada, South Africa, Australia, Singapore, and other countries and regions. As of December 31, 2021, we had global sales teams in the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong and 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates and Denmark. We intend to establish additional subsidiaries and sales offices in the major overseas markets to expand our customer base and increase our market penetration.

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

On August 21, 2020, we were ranked as a top solar brand in debt financed projects and named a most “bankable” PV manufacturer by Bloomberg New Energy Finance. Forty-nine global solar module manufacturers were ranked based on Bloomberg New Energy Finance’s global survey of key PV stakeholders assessing which module brands used in projects are most likely to obtain non-recourse debt financing from commercial banks.

In September 2020, we were recognized as the top manufacturer in Silicon Valley Toxics Coalition’s latest Solar Scorecard with a perfect score of 100/100.

In December 2020, we were the sole PV company with a triple-A rating, the highest rating for credit quality in the Chinese market, in.an evaluation conducted by the China Association for Quality.

In January 2021, we won the prestigious PV Magazine Award 2020 in the Module category for its Tiger monofacial module.

In February 2021, we won the Green Builder Media’s 2021 Green Innovation award.

In February 2021, we became the first international solar company to have signed on to the Global Framework Principles for Decarbonizing Heavy Industry, as part of its efforts to continue supporting the decarbonization of the heavy industry sector in favor of a transition towards clean energy.

In March 2021, we were recognized as “Overall High Achiever” in the 2020 PV Module Index Report published by the Renewable Energy Testing Center (RETC).

In March 2021, we launched a new series of ultra-efficient Tiger Pro modules with higher power capacity targeted for distributed generation market.

In April 2021, we joined the United Nations Global Compact, the world’s largest corporate sustainability initiative. Under the U.N. Global Compact, signatories are encouraged to align their operations and strategies with key principles.

In April 2021, we won the award for “Asia’s Best Employer” for the third consecutive year.

In April 2021, we won the 7th All Quality Matters Award for Green Module Efficiency at the Solar Congress 2021 held by TÜV Rheinland.

In May 2021, we were awarded Top 1 Prestigious Module PV Brand in Vietnamese Market 2020 voting jointly organized by the National Steering Committee for electricity Development of Vietnam, the Ministry of Industry and Trade (MOIT), and Vietnam Energy Magazine.

In May 2021, we received the award for Best HR Strategy of the Year at the Energy HR Summit India 2021.

In June 2021, we were ranked Top Performer in PV Evolution Labs’ (PVEL) 2021 PV Module Reliability Scorecard for the seventh consecutive time.

In June 2021, we were recognized as an “Overall High Achiever” in Renewable Energy Testing Center’s (“RETC”) 2021 PV Module Index Report for the second consecutive year.

In July 2021, we were selected as an “Eco-Leader” by Green Builder® Media for the third time.

In September 2021, we were awarded the “Top Brand PV USA” seal by EUPD Research.

In October 2021, we won the prestigious Green World Awards for Environmental Best Practice named by the Green Organization in the global campaign to find the world’s greenest countries, companies, and communities.

In November 2021, we launched a new series of ultra-efficient 2021 Flagship Tiger Neo modules.

In February 2022, our Tiger Neo bifacial modules reached competitive carbon footprint value for tenders in France.

In March 2022, we recently hosted a high-level dialogue with delegates from the UN Global Compact Liaison Office in Beijing, on the role of solar PV technology development in achieving global Sustainable Development Goals set up by the United Nations.

Quality Control

We employ strict quality control procedures at each stage of the manufacturing process in accordance with ISO9001 and IEC 62941 quality management standards to ensure the consistency of our product quality and compliance with our internal production benchmarks. Our quality management systems in Shangrao, Jiangxi Province, Yiwu, Zhejiang Province, Haining, Zhejiang Province, Yili, Xinjiang Province, Yuhuan, Zhejiang Province, Chuzhou, Anhui Province, Leshan, Sichuan Province, Penang, Malaysia and Wilmington, United States have all received the TÜV Rheinland ISO9001:2015 certification. In addition, our module manufacturing factories in Shangrao, Jiangxi Province, Haining, Yuhuan, Yiwu, Zhejiang Province and Chuzhou, Anhui Province have received the TÜV-NORD IEC TS 62941 certification.

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received CE, IEC, MCS and TÜV certifications for all of our solar modules sold in Europe, JET/JPEA certifications for all of our solar module sold in Japan, UL certifications for all solar modules sold in North America BIS and ALMM certifications for all solar modules sold in India, and CQC and China General Certification Center (“CGC”) certification for all of our monocrystalline solar modules in China. In May 2013, our modules became the first to pass TÜV NORD’s dynamic mechanical load testing with maximum 1000 Pascal downward load. In 2013, our solar modules also passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TÜV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TÜV Rheinland. In May 2016, we became the first Chinese PV manufacturer that received Qualification Plus certification from TÜV Rheinland for solar modules. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we became one of the first PV module providers to guarantee that all our standard PV modules meet IEC 62804 double anti-PID standards. In August 2021, we obtained the first photovoltaic module LCA (Life Cycle Assessment) certificate in the Greater China region issued by TÜV Rheinland (China) Ltd., and concurrently passed the Italian EPD certification.

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

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and waste. In accordance with the requirements of the Regulations on the Safety Management of Hazardous Chemicals, which became effective on March 15, 2002 and were amended on December 1, 2011 and December 7, 2013, we are required to engage state-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. Moreover, we filed a report with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our chemicals and other hazardous chemicals that constitute major of hazard sources.

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

We are required to obtain construction permits before commencing constructing production facilities. We are also required to obtain approvals from PRC environmental protection authorities before commencing commercial operations of our manufacturing facilities. We commenced construction of a portion of our solar cell and solar module production facilities prior to obtaining the construction permits and commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure. Although we have subsequently obtained all required environmental approvals covering all of our existing production capacity except a portion of our solar cell and solar module production capacity.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to RMB6.76 billion (US$1.06 billion) as of December 31, 2021. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to RMB7.19 billion (US$1.13 billion) as of December 31, 2021. Insurance coverage for Jinko Malaysia’s fixed assets and inventory amounted to RMB5.49 billion (US$861.4 million) as of December 31, 2021. As of December 31, 2021, we had product liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Solar Technology Sdn.Bhd.(Malaysia Jinko), Jinko Solar Import and Export Co. Ltd. (“Jinko Import and Export”) and Zhejiang Jinko Solar Trading Co., Ltd. (“Zhejiang Trading”) of up to US$3.00 billion, export credit insurance coverage for Jiangxi Jinko, Zhejiang Jinko and Jinko Import and Export of up to US$3.40 billion and product transportation liability insurance coverage for Jiangxi Jinko, Zhejiang Jinko, Jinko Import and Export, Zhejiang Trading, JinkoSolar GmbH, JinkoSolar Canada Co., Ltd. and JinkoSolar (U.S.) Inc. of up to RMB30.00 billion (US$4.60 billion).

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

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of RMB14.2 million, RMB118.9 million and RMB30.0 million (US$4.7 million) in insurance premiums in 2019, 2020 and 2021, respectively.

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

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item. On February 16, 2013, the NDRC promulgated the 2013 revised Guideline Catalogue for Industrial Restructuring, effective on May 1, 2013, and amended it on October 30, 2019 and December 30, 2021, the solar power industry is still categorized as an encouraged item.

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

In March 2021, the National People’s Congress approved the Outline of the 14th Five-Year Plan (2021-2025) for National Economic and Social Development and Long-Range Objectives for 2035, which further expressed determination of national will to continuing to support the development of PV generation industry.

On March 22, 2016, the NEA promulgated the Guide Opinion on Energy for 2016, as amended by the Guide Opinion on Energy for 2017, Guide Opinion on Energy for 2018, Guide Opinion on Energy for 2020, Guide Opinion on Energy for 2021, which encouraged the development of solar power.

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

On September 29, 2020, the NDRC, the NEA and the Ministry of Finance jointly issued Supplementary Notice on Matters Relating to Several Opinions on Promoting the Sound Development of Non-Hydro-Renewable Energy Power Generation to further clarify relevant policies of additional subsidy funds for renewable energy electricity prices and stabilize industry expectations.

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

On February 24, 2021, the NDRC, the MOF, the People’s Bank of China, the China Banking and Insurance Regulatory Commission and the NEA issued Notice on Guiding to Increase Financial Support to Promote the Healthy and Orderly Development of Wind Power and Photovoltaic Power Generation Industries, in order to help solving the problems of renewable energy companies such as tight cash flow and difficulties in production and operation.

On April 19, 2021, NEA issued Notice on Guiding Opinions on Energy Matters, setting forth, among other things, the target to further increase the percentage of wind power and photovoltaic power to 11%.

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

On April 24, 2014, the Standing Committee of the National People’s Congress promulgated the Environmental Protection Law of the PRC (Amended in 2014), which became effective on January 1, 2015. This Law is formulated for the purposes of environmental protection and improvement, prevention and treatment of pollution and other hazards, protection of public health, promoting development of ecological civilization, promoting sustainable economic and social development.

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

The operation of our factories in the U.S., Malaysia and Vietnam is required to comply with local laws and regulations on environmental protection, including but not limited to, those in relation to air emissions, noise exposure, lead regulation, toxics release and hazardous waste disposal.

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

According to the Foreign Investment Law and its implementing regulations, the PRC applies the administrative system of pre-establishment national treatment and negative list to foreign investments. “Pre-establishment national treatment” means the treatment accorded to foreign investors and their investments will be no less favorable to that accorded to domestic investors and their investments at the stage of investment access. On June 30, 2019, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (2019 Edition) (the “Negative List”), which came into force on July 30, 2019 and subsequently amended by the Special Administrative Measures for the Access of Foreign Investment (2020 Edition) and Special Administrative Measures for the Access of Foreign Investment (2021 Edition). “Negative list” means a special administrative measure for access of foreign investment in specific fields as imposed by the PRC. Foreign investors are not allowed to invest in the forbidden investment as specified in the negative list. Foreign investors must comply with the special equity management requirements, senior management requirements and other restrictive access special management measures when making investments in the restricted investments as specified in the negative list. The Negative List provides that sectors that are not specified in the Negative List shall be subject to administration under the principle of treating domestic investments and foreign investments equally. Simultaneously, the NDRC and the MOFCOM jointly issued the Industrial Catalogue to Encourage Foreign Investment (2020 Edition) to include photovoltaic power generation equipment manufacturing within the scope of industries that encourage foreign investment.

Work Safety

We are subject to laws and regulations in relation to work safety and occupational disease prevention, including the Work Safety Law of the PRC, which became effective on November 1, 2002 and was amended on August 31, 2014 and further amended on June 10, 2021, which took effect on September 1, 2021, the Prevention and Control of Occupational Diseases of the PRC, which was effective on May 1, 2002, and was amended on December 29, 2018, and the Photovoltaic Production Rule and other relevant laws and regulations, the Law of the PRC on Special Equipment Safety, which was effective on January 1, 2014.

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

Enterprises in the PRC are required by the PRC laws and regulations to participate in certain employee benefit plans covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC, which came into effect on July 1, 2011 and was amended on December 29, 2018, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee at the rate of 0.05% per day from the date on which the contribution becomes due. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on the Administration of Housing Fund, which came into force on March 24, 2002 and was amended on March 24, 2019, an enterprise that fails to make housing fund contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

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

Jiangxi Jinko, Yuhuan Jinko, Haining Jinko were subject to a preferential tax rate of 15% for 2019, 2020 and 2021. Yiwu Jinko has obtained the qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Zhejiang Jinko has successfully renewed this qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Jiangxi Jinko and Haining Jinko have successfully renewed this qualification for 2019, 2020 and 2021. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2018, 2019 and 2020. It was also designated by the relevant local authorities as a “High and New Technology Enterprise” in 2020, and can enjoy the preferential tax rate of 15% in 2021 and 2022. Sichuan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2020 and 2021, and will enjoy such rate in 2022. Leshan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2021, 2022 and 2023.

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

C.           Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Investment Limited	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd.	December 13, 2006	PRC	58.6%

Zhejiang Jinko Solar Co., Ltd.	June 30, 2009	PRC	58.6%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	58.6%

JinkoSolar GmbH	April 1, 2010	Germany	58.6%

Zhejiang Jinko Trading Co., Ltd.	June 13, 2010	PRC	58.6%

Xinjiang Jinko Solar Co., Ltd.	May 30, 2016	PRC	58.6%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	58.6%

JinkoSolar (U.S.) Inc.	August 19, 2010	United States	58.6%

Jiangxi Photovoltaic Materials Co., Ltd.	December 10, 2010	PRC	58.6%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	58.6%

JinkoSolar (US) Holdings Inc.	June 7, 2011	United States	58.6%

Jinko Solar Canada Co., Ltd.	November 18, 2011	Canada	58.6%

Jinko Solar Australia Holdings Co. Pty Ltd.	December 7, 2011	Australia	58.6%

Jinko Solar Japan K.K.	May 21, 2012	Japan	58.6%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	58.6%

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	58.6%

JinkoSolar Trading Private Limited	February 6, 2017	India	58.6%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	58.6%

JinkoSolar International Development Limited	August 28, 2015	Hong Kong	100%

Canton Best Limited	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited	June 11, 2012	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	United States	58.6%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	58.6%

JinkoSolar Technology (Haining) Co. Ltd.	December 15, 2017	PRC	32.9%

Jinko Solar Korea Co., Ltd.	December 3, 2018	South Korea	58.6%

JinkoSolar (Sichuan) Co., Ltd.	February 18, 2019	PRC	38.4%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	58.6%

Jinko PV Material Supply Sdn. Bhd.	September 23, 2019	Malaysia	58.6%

JinkoSolar (Chuzhou) Co., Ltd.	December 26, 2019	PRC	32.2%

JinkoSolar (Yiwu) Co., Ltd	September 19, 2019	PRC	32.2%

JinkoSolar (Shangrao) Co., Ltd.	April 17,2020	PRC	32.2%

Rui Xu Co., Ltd.	July 24, 2019	PRC	35.2%

Jinko Solar Denmark ApS	June 2, 2020	Denmark	58.6%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	58.6%

JinkoSolar (Chuxiong) Co., Ltd.	September 25, 2020	PRC	58.6%

Jinko Solar (Malaysia) SDN BHD.	September 25, 2020	Malaysia	58.6%

Jinko Solar (Leshan) Co., Ltd.	April 25, 2021	PRC	58.6%

Jinko Solar (Vietmnam) Industries Company Limited	March 29, 2021	Vietnam	58.6%

Jinko Solar (Anhui) Co., Ltd.	September 3, 2021	PRC	58.6%

Jinko Solar (Yushan) Co., Ltd.	September 26, 2021	PRC	46.9%

Zhejiang New Materials Co., Ltd.	Mars 24, 2020	PRC	58.6%

Yiwu New Materials Co., Ltd.	October 16, 2020	PRC	58.6%

JinkoSolar Italy S.R.L.	July 8, 2011	Italy	58.6%

JinkoSolar (Qinghai) Co., Ltd.	April 3, 2019	PRC	32.2%

D.Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, manufacturing from silicon wafers to solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. As of December 31, 2021, we had an integrated annual capacity of 32.5 GW for mono wafers, 24 GW for solar cells and 45 GW for solar modules.

Our revenues were RMB29.75 billion, RMB35.13 billion and RMB40.83 billion (US$6.41 billion) in 2019, 2020 and 2021, respectively. We had net income of RMB924.4 million, RMB335.3 million and RMB955.6 million (US$150.0 million) in 2019, 2020 and 2021 respectively.

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

Since 2020, various de-carbonization policies from major economies such as the United States, Europe and China has underpinned strong future solar demand outlook. In the United States, solar demand is expected to be more than double over the next five years under the Biden administration, with major commitments to climate change including plans for the United States to rejoin the Paris Agreement, extension of 30% solar ITC for five years, and to achieve net zero emissions by 2050. The European Union has officially announced plans to increase the greenhouse gases reduction target from 40% to at least 60% below 1990 levels by 2030. China outlined strategic plans to hit peak emissions before 2030 and reach carbon neutrality by 2060, and we are expecting the 14th Five-Year Energy Plan to focus on non-fossil energy sources with higher proportions of renewable energy, construction plans for large-scale energy storage and grid transformation. Although the periodic increase in the price of PV products has caused some downward pressure on the project’s internal rate of return, the year-end additional installation significantly increased to 48.2GW, as announced by NEA. Since 2021, the cost of PV systems has increased significantly due to the higher price of upstream raw materials, and increased bulk commodities as well as freight costs, which temporarily affected the downstream demand. However, due to the transition to renewable energy in most regions of the world, the increase in electricity prices, the availability of financing support and other favorable policies for PV projects, the resilience of solar demand gradually increased and the overall demand for PV has achieved steady year-over-year growth. Furthermore, market demand became more diversified in 2021 compared with previous years. For example, distributed generation business experienced rapid development in 2021 with more flexible business models and lower sensitivity to prices; and the demand to large size high-efficiency products increased significantly as a result of its lower cost. In China, the year-end additional installation has reached nearly 55GW in which distributed generation business contributed to more than half of total additional installation. As the economics of solar energy become more and more prominent, we expect that solar power will play a vital role in accelerating the transformation of energy generation and consumption in major economies post-COVID-19, and the demand for PV will experience steadily rapid growth globally.

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

To proactively adapt to changes in the market, we implemented a number of strategic measures. Prior to the May 2018 policy announcement, we had already started reducing costs and improving efficiencies across our business. We are also shifting resources towards our high-efficiency mono-product in line to meet growing market demand. We began producing mono-wafers in 2016. Based on our continuous leading R&D capabilities and mass production experience started from 2019, we are expanding N-type cell production capacity. In the first quarter of 2022, our 16 GW of N-type cell production capacity came on stream, contributing about 10 GW output for the full year. We have also increased the proportion of distributed business and large-size high-efficiency products to meet diverse needs of customers in different scenarios.

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

Under our continuous attention to the quality of collection of accounts receivables, our accounts receivable turnover has remained relatively stable since 2020. Our accounts receivable turnover were 85 days, 68 days and 69 days in 2019, 2020 and 2021, respectively. Allowances for doubtful accounts receivable were RMB318.2 million, RMB293.4 million and RMB323.1 million (US$50.7 million) as of December 31, 2019, 2020 and 2021, respectively. Provision of allowance for doubtful accounts receivable were RMB166.4 million, RMB26.6 million and RMB91.9 million (US$14.4 million) in 2019, 2020 and 2021, respectively, and reversal of allowances for doubtful accounts receivable were RMB104.8 million, RMB20.5 million RMB24.2 million (US$3.8 million) in 2019, 2020 and 2021, respectively. We made bad debt provisions for certain long-term receivables in prior years, which was in line with the adverse economic environment in solar industry. With the recovery of solar industry since 2013, we made efforts to improve the cash collection for the aged accounts receivable. We reversed allowance for doubtful accounts receivable upon subsequent collections. We will continue to make assessment and properly provide the provision on doubtful accounts.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the NDRC, the Ministry of Finance and the NEA issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2021, the Japanese government cut down its FIT from JPY 40 to JPY 19 for projects below 10 KW, from JPY 42 to JPY 12 for projects of 10 KW to 50 KW, and to JPY 11 for projects above 50 KW. In 2022, the Japanese government further cut down its FIT to JPY17 for projects below 10 KW and to JPY11 for certain projects of 10 KW or above.

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

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the North American market and European market accounted for 16.2% and 18.3% of our total revenue in 2021, respectively.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2021, we had an integrated annual capacity of 32.5 GW for mono wafers, 24 GW for solar cells and 45 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

The following table presents our integrated annual capacity of silicon wafers and solar cells as of December 31, 2019, 2020 and 2021.

	Annual Production Capacity as of December 31,
	2019	2020	2021

	(GW)
Monocrystalline silicon wafers	11.5	22.0	32.5
P-type mono PERC solar cells	9.8	10.2	23.1
Normal monocrystalline solar cells	—	—	—
Multicrystalline solar cells	—	—	—
N-type solar cells	0.8	0.8	0.9

We expects annual mono wafer, solar cell and solar module production capacity to reach 50.0 GW, 40.0 GW (including 16.9 GW of N-type solar cells) and 60.0 GW, respectively, by the end of 2022.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third-party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2019, 2020 and 2021, the average conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 22.3%, 22.9% and 23.3%, respectively, and, in 2019, the conversion efficiency rate of our solar cells using our multicrystalline silicon wafers was 19.2%, respectively, and, in 2021, the conversion efficiency rate of our solar cells using our N-type monocrystalline silicon wafers was 25.4%. Mono PERC products require less silicon consumption and are more efficient than multi-PERC products. Most of our high-efficiency cell technologies including PERC are more suitable for mono products. In 2021, our N-type Tiger Neo series products were officially released with lower degradation and enhanced reliability. The optimized energy generation of our N-type Tiger Neo products is over 3% higher than P-type products and the efficiency of mass-produced cells can reach 24.5%, and the module efficiency of these products is 22.3%.

Selected Statement of Operations Items

Revenues

Currently, we derive our revenues primarily from the sale of solar modules and, to a lesser extent, from the sales of silicon wafers and solar cells. We also derive a small portion of revenues from sales of two solar power plants in Mexico which was completed in 2020, and revenues from generated electricity and sales of other solar materials. We expect the sale of solar modules to continue to be our primary source of revenue. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	2019		2020		2021
	(RMB in		(RMB in		(RMB in	(US$in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Products
Silicon wafers	913,702.9	3.1	452,141.4	1.3	1,152,055.5	180,782.6	2.8
Solar cells	282,407.1	0.9	344,509.5	1.0	606,581.8	95,185.9	1.5
Solar modules	28,344,380.9	95.3	32,556,394.4	92.7	37,737,382.6	5,921,818.8	92.4
Sales of other solar materials	155,742.5	0.5	478,184.0	1.3	1,043,759.6	163,788.7	2.6
Sales of Solar projects	—	—	1,197,712.6	3.4	—	—	—
Processing service fees					186,045.2	29,194.6	0.5
Revenue from generated electricity	50,054.4	0.2	100,516.6	0.3	100,696.4	15,801.5	0.2
Total	29,746,287.8	100.0	35,129,458.6	100.0	40,826,521.1	6,406,572.1	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, the sales volumes for the periods indicated:

	2019	2020	2021
Sales volume:
Silicon wafers (MW)	2,383.3	1,583.7	2,153.4
Solar cells (MW)	478.1	670.6	856.4
Solar modules (MW)	14,207.5	18,770.6	22,232.7

The following table presents the sales volumes by solar module types for the periods indicated:

	2019	2020	2021
Sales volume:
Solar modules – Poly (MW)	3,554.1	385.0	40.8
Solar modules – Mono (MW)	943.8	115.2	7.3
Solar modules – Mono PERC (MW)	9,709.6	18,270.3	22,184.6
Total	14,207.5	18,770.6	22,232.7

Pursuant to our order book of 2022, we are well positioned with 50% of expected solar module shipments for full year 2022 secured as of March 31, 2022, compared to 35% of total solar module shipments for full year 2021 secured as of March 31, 2021.

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2019, 2020 and 2021, our cost of revenues was RMB24.31 billion, RMB28.96 billion and RMB34.17 billion (US$5.36 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment of long-lived assets.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2019, 2020 and 2021, our selling and marketing expenses were RMB2.25 billion, RMB2.47 billion and RMB2.86 billion (US$448.2 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, disposal and impairment of long-lived assets as well as provision for bad debts. In 2019, 2020 and 2021, our general and administrative expenses were RMB1.06 billion, RMB1.41 billion and RMB1.96 billion (US$308.1 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2019, 2020 and 2021, our research and development expenses were RMB324.4 million, RMB389.2 million and RMB461.6 million (US$72.4 million), respectively.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment for upgrade in our wafer and cell production line and impairment for one of our overseas solar power projects. In 2019, 2020 and 2021, we recognized impairment of long-lived assets of RMB68.3 million, RMB114.2 million and RMB273.7 million (US$43.0 million), respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2019, 2020 and 2021, we incurred interest expenses of RMB605.9 million, RMB705.2 million and RMB878.9 million (US$137.9 million), net of interest income of RMB171.0 million, RMB216.6 million and RMB214.3 million (US$33.6 million), respectively. Interest expense capitalized during the construction period of property, plant and equipment, and project assets in 2019, 2020 and 2021 were RMB43.8 million, RMB29.3 million and RMB40.6 million (US$6.4 million), respectively.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations on us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future. In 2019, 2020 and 2021, our government subsidy income, which was not assets-related, was RMB63.0 million, RMB192.0 million and RMB465.7 million (US$73.1 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB24.9 million, RMB20.0 million and RMB290.7 million (US$45.6 million) in 2019, 2020 and 2021, respectively.

Exchange (Loss)/Gain, Net

In 2019, we incurred foreign exchange gain of RMB8.8 million, primarily due to the appreciation of the U.S. dollars against the Renminbi. In 2020, we incurred foreign exchange loss of RMB336.5 million (US$51.6 million), primarily due to deprecation of the U.S. dollars against the Renminbi. In 2021, we incurred foreign exchange loss of RMB355.5 million (US$55.8 million), primarily due to depreciation of the U.S. dollars against the Renminbi.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee income from JinkoPower and expenses related to charitable donations in 2019, 2020 and 2021. We had net other income of RMB17.9 million, RMB2.3 million and RMB1.9 million (US$0.3 million) in 2019, 2020 and 2021, respectively.

Change in Fair Value of Foreign Exchange Forward Contracts

We recognized a loss arising from change in fair value of foreign exchange forward contracts of RMB78.3 million in 2019, respectively, and a gain of RMB191.2 million in 2020, and a gain of RMB288.9 million (US$45.3 million) in 2021. The gain from foreign exchange forward contracts was primary due to fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange options

In 2019 and 2020, we recognized a loss arising from change in fair value of foreign exchange options of RMB0.3 million and RMB3.6 million, respectively. In 2021,we recognized a gain arising from change in fair value of foreign exchange options of RMB18.8 million (US$3.0 million), respectively. The loss from foreign exchange options was primarily due to the depreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Call Option

We recognized a loss arising from change in fair value of convertible senior notes and call option of RMB29.3 million and RMB725.8 million in 2019 and 2020, respectively. In 2021, we recognized a gain arising from change in fair value of convertible senior notes and call option of RMB191.6 million (US$30.1 million). We issued convertible senior notes and call option in 2019, the loss arising from change in fair value of which was primarily due to a significant decrease in the price of our ADSs in 2021.

Change in Fair Value of Interest Rate Swap

To finance our overseas power station business operations and expansion, our operating subsidiaries located in Mexico and Argentina will obtain long-term bank borrowings from local banks, which will carry variable interest rates. With an aim to reduce our interest rate exposure, we entered into a long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The rate swap is a derivative which needs to be fairly valued at each reporting period end. In 2019, we recognized a loss from the fair value change of interest rate swap of RMB70.0 million. We recorded nil in change in fair value of the Interest Rate Swap agreements in 2021, compared to a loss of RMB78.9 million in 2020, which was primarily due to we applied hedge accounting for certain of its interest swap arrangement and recorded related change in fair value in other comprehensive income in 2021.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan on July 10, 2009, as amended, and options for a total of 9,336 ordinary shares were outstanding as of December 31, 2021. We adopted our 2014 Equity Incentive Plan on August 18, 2014 and options for a total of 2,438,744 ordinary shares were outstanding as of December 31, 2021. We adopted our 2021 Equity Incentive Plan on August 12, 2021 and options for a total of 2,246,000 ordinary shares were outstanding as of December 31, 2021. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2019, 2020 and 2021:

	2019		2020		2021
	(RMB in		(RMB in		(RMB in	(US$in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Cost of revenues	(771.5)*	(16.9)	328.6	35.6	131.0	20.5	1.3
Selling and marketing expense	3,425.0	74.8	461.6	50.0	131.0	20.5	1.3
General and administrative expense	1,140.8	25.0	145.8	15.8	9,622.2	1509.9	97.4
Research and development expense	784.0	17.1	(13.1)*	(1.4)	—	—	—
Total share-based compensation expenses	4,578.3	100.0	922.9	100.0	9,884.2	1550.9	100.0

*     Cost of revenues in 2019 and research and development expense in 2018 and 2020 were negative as certain employees departed from our company and their respective share-based compensation awards were forfeited.

As the share options granted under our 2014 Equity Incentive Plan are graded vested in five successive equal annual installments, and most of the options granted under the plan had been vested in previous years, the share-based compensation expenses decreased from 2019 to 2020. The increase in our share-based compensation expenses in 2021 was primarily due to the grants of restricted shares under our 2021 Equity Incentive Plan.

Taxation

Under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. Jiangxi Jinko, Zhejiang Jinko, Yuhuan Jinko, Haining Jinko and Yiwu Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Yuhuan Jinko and Haining Jinko were subject to a preferential tax rate of 15% for 2019, 2020 and 2021. Yiwu Jinko has obtained this qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Zhejiang Jinko has successfully renewed this qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Jiangxi Jinko and Haining Jinko plans to renew this qualification in 2022. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2018, 2019 and 2020. It was also designated by the relevant local authorities as a “High and New Technology Enterprise” in 2020, and can enjoy the preferential tax rate of 15% in 2021 and 2022. Sichuan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2020 and 2021, and will continue to enjoy such rate in 2022. Leshan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2021, 2022 and 2023.

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

Certain Reclassifications

We made certain reclassifications to correct our unaudited condensed consolidated balance sheets as of December 31, 2021 contained in our earnings release published on March 23, 2022, including RMB24.3 million from restricted long-term investments to restricted short-term investments, RMB3.7 million from restricted short-term investments to restricted cash, and RMB0.3 million from restricted long-term investments to restricted cash.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2019		2020		2021
	(RMB)	(%)	(RMB)	(%)	(RMB)	US$	(%)

	(in thousands, except percentage)
Consolidated Statement of Operations
Revenues	29,746,287.8	100.0	35,129,458.6	100.0	40,826,521.1	6,406,572.1	100.0
Sales of solar modules	28,344,380.9	95.3	32,556,394.4	92.7	37,737,382.6	5,921,818.8	92.4
Sales of silicon wafers	913,702.9	3.1	452,141.4	1.3	1,152,055.5	180,782.6	2.8
Sales of solar cells	282,407.1	0.9	344,509.5	1.0	606,581.8	95,185.9	1.5
Sales of solar projects	—	—	1,197,712.6	3.4	—	—	—
Processing service fees					186,045.2	29,194.6	0.5
Revenue from generated electricity	50,054.4	0.2	100,516.6	0.3	100,696.4	15,801.5	0.2
Sales of other solar materials	155,742.5	0.5	478,184.0	1.3	1,043,759.6	163,788.7	2.6
Cost of revenues	(24,314,602.1)	(81.7)	(28,957,798.1)	(82.4)	(34,168,686.1)	(5,361,812.5)	(83.7)
Gross profit	5,431,685.7	18.3	6,171,660.5	17.6	6,657,835.0	1,044,759.6	16.3
Total operating expenses	(3,702,059.1)	(12.4)	(4,386,731.1)	(12.5)	(5,555,330.3)	(871,752.6)	(13.6)
Income from operations	1,729,626.6	5.8	1,784,947.4	5.1	1,102,504.7	173,007.0	2.7
Interest expenses, net	(391,582.1)	(1.3)	(459,233.9)	(1.3)	(624,029.4)	(97,923.8)	(1.5)
Subsidy income	63,017.0	0.2	191,980.7	0.6	465,685.2	73,076.2	1.1
Exchange (loss)/gain	8,808.6	0.0	(336,522.9)	(1.0)	(355,498.8)	(55,785.5)	(0.9)
Other income, net	17,873.4	0.1	2,292.2	0.0	1,911.1	299.9	0.0
(Loss)/gain on disposal of subsidiaries	19,935.1	0.1	—	—	—	—	—
Change in fair value of foreign exchange forward contracts	(78,283.5)	(0.3)	191,185.8	0.6	288,880.3	45,331.6	0.7
Change in fair value of foreign exchange options	(330.7)	(0.0)	(3,607.8)	(0.0)	18,808.8	2,951.5	0.0
Change in fair value of interest rate swap	(69,974.5)	(0.2)	(78,878.1)	(0.2)	—	—	—
Change in fair value of convertible senior notes and call option	(29,257.5)	(0.1)	(725,791.5)	(2.1)	191,640.8	30,072.6	0.5
Convertible senior notes issuance costs	(18,646.1)	(0.1)	—	—	—	—	—
Income tax expenses	(277,979.0)	(0.9)	(178,410.8)	(0.5)	(194,140.1)	(30,464.8)	(0.5)
Equity in income/(loss) of affiliated companies	(48,854.7)	(0.2)	(52,705.8)	(0.2)	59,808.9	9,385.3	0.1
Income from continuing operations, net of tax	924,352.5	3.1	335,255.3	1.0	955,571.5	149,950.0	2.3
Net income	924,352.5	3.1	335,255.3	1.0	955,571.5	149,950.0	2.3
Less: Net income/(loss) attributable to the non-controlling interests from continuing operations	(25,690.3)	(0.1)	(104,870.6)	(0.3)	(234,553.6)	(36,806.6)	(0.6)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	898,662.2	3.0	230,384.7	0.7	721,017.9	113,143.4	1.8

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

2021 compared with 2020

Revenues. Our revenues increased by 16.2% from RMB35.13 billion in 2020 to RMB40.83 billion (US$6.41 billion) in 2021. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules, which was mainly attributable to China’s favorable policies on renewable energy and the growth of global market demand.

Our sales of solar modules increased by 15.9% from RMB32.56 billion in 2020 to RMB37.74 billion (US$5.92 billion) in 2021, primarily due to the significant increase in sales volume of solar modules. The sales volume of our solar modules increased by 18.3 % from 18.8 GW in 2020 to 22.2 GW in 2021.

Our sales of silicon wafers increased by 154.8% from RMB452.1 million in 2020 to RMB1.15 billion (US$180.8 million) in 2021. The sales volume of our silicon wafers increased by 36.0% from 1,583.7 MW in 2020 to 2,153.4 MW in 2021.

Our sales of solar cells increased by 76.1% from to RMB344.5 million in 2020 to RMB606.6 million (US$95.2 million) in 2021. The sales volume of our solar cells increased by 27.7% from 670.6 MW in 2020 to 856.4 MW in 2021.

We did not generate any revenue from sales of solar projects in 2021 while we generated revenue from sales of solar projects of RMB1.20 billion (US$183.6 million) in 2020, as we completed the sale of two solar power plants in Mexico with a combined capacity of 155 MW to an independent third party in March 2020.

Our revenue from electricity generation increased from RMB100.5 million in 2020 to RMB100.7 million (US$15.8 million) in 2021. Our revenue from electricity generation was primarily attributable to the increased volume of electricity generation of our solar project in Argentina.

Our sales of other solar materials increased by 118.3% from RMB478.2 million in 2020 to RMB1.04 billion (US$163.8 million) in 2021. Our sales of other materials primarily consist of sales of raw materials and auxiliary materials.

We generated revenue from processing service fees of RMB186.0 million (US$29.2 million) in 2021. Our revenue of processing service primarily consists of revenue from silicon material processing services.

Cost of Revenues. Our cost of revenues increased by 18.0% from RMB28.96 billion to RMB34.17 billion (US$5.36 billion) in 2021, primarily due to an increase in shipments of solar modules.

Gross Profit. Our gross profit increased by 7.9% from RMB6.17 billion in 2020 to RMB6.66 billion (US$1.04 billion) in 2021, mainly attributable to an increase in the shipments of solar modules in 2021.

Our gross margin decreased from 17.6% in 2020 to 16.3% in 2021. Excluding the CVD and ADD reversal benefits based on the amended final results published by the U.S. Department of Commerce, our gross margin decreased from 17.1% in 2020 to 16.3% in 2021, primarily due to an increase in the cost of raw materials.

Operating Expenses. Our operating expenses increased by 26.6% from RMB4.39 billion in 2020 to RMB5.56 billion (US$871.8 million) in 2021, primarily due to (i) an increase in shipping cost, (ii) an increase in disposal loss on property, plant and equipment as a result of our upgrade of production equipment, and (iii) an increase in impairment loss on property, plant and equipment.

Our selling and marketing expenses increased by 15.5% from RMB2.47 billion in 2020 to RMB2.86 billion (US$448.2 million) in 2021, primarily due to the increase in shipping cost as a result of increase in sales volume of solar modules in 2021.

Our general and administrative expenses increased by 39.3% from RMB1.41 billion in 2020 to RMB1.96 billion (US$308.1 million) in 2021, primarily due to an increase in disposal loss on property, plant and equipment as a result of the upgrade of production equipment.

Our impairment of long-lived assets increased by 139.7% from RMB114.2 million in 2020 to RMB273.7 million (US$43.0 million) in 2021, as a result of the obsolescence of certain equipment for upgrade in our wafer production line and impairment for one of our overseas solar power projects.

Our research and development expenses increased by 18.6% from RMB389.2 million in 2020 to RMB461.6 million (US$72.4 million) in 2021, as we strengthened our research and development efforts in 2021.

Income from Operations. As a result of the foregoing, our income from operations decreased by 38.2% from RMB1.78 billion in 2020 to RMB1.10 billion (US$173.0 million) in 2021. Our operating profit margin decreased from 5.1% in 2020 to 2.7% in 2021.

Interest Expenses, Net. Our net interest expenses increased by 35.9% from to RMB459.2 million in 2020 to RMB624.0 million (US$97.9 million) in 2021 due to an increase in interest expense with the increase of interest-bearing debts.

Subsidy Income. Our subsidy income increased by 142.6% from to RMB192.0 million in 2020 to RMB465.7 million (US$73.1 million) in 2021, primarily due to an increase in the cash receipt of subsidies from local governments in China which are non-recurring, non-refundable and without conditions.

Exchange Loss. We recognized a foreign exchange loss of RMB336.5 million in 2020 and a foreign exchange loss of RMB355.5 million (US$55.8 million) in 2021, primary due to the depreciation of the U.S. dollars against the Renminbi.

Other Income, Net. We had net other income of RMB1.9 million (US$0.3 million) in 2021, compared with net other income of RMB2.3 million in 2020, which was primarily attributable to guarantee income from JinkoPower and expenses related to charitable donations in 2020 and 2021.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a gain arising from change in fair value of foreign currency forward contracts of RMB288.9 million (US$45.3 million) in 2021, compared with a gain of RMB191.2 million in 2020, primarily due to fluctuation in the Renminbi exchange rate against the U.S. dollars. With the rapid increase in overseas orders, we increased our foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months.

Change in Fair Value of Foreign Exchange Options. We recognized a gain arising from change in fair value of foreign exchange options of RMB18.8 million (US$3.0 million) in 2021, compared with a loss of RMB3.6 million in 2020. The loss from foreign exchange options was primarily due to the depreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Interest Rate Swap. We entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure. We recorded nil in change in fair value of the Interest Rate Swap agreements for 2021, compared to a loss of RMB78.9 million for 2020. We applied hedge accounting for certain of our interest swap arrangement and recorded related change in fair value in other comprehensive income in 2021.

Change in fair value of convertible senior notes and call option. We recorded a gain arising from change in fair value of convertible senior notes and call option of RMB191.6 million (US$30.1 million) in 2021, compared to a loss of RMB725.8 million in 2020. The change in 2021 was primarily due to a significant decrease in our stock price in 2021.

Income Tax Expense. We recorded an income tax expense of RMB194.1 million (US$30.5 million) in 2021, compared with an income tax expense of RMB178.4 million in 2020. The effective tax rate was 17.8% in 2021, compared with 31.5% in 2020, which was mainly attributable to the higher profit generated by our subsidiaries with lower income tax rates.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB230.4 million in 2020 to RMB721.0 million (US$113.1 million) in 2021. Our net profit margin increased from 0.7% in 2020 to 1.8% in 2021.

2020 compared with 2019

Revenues. Our revenues increased by 18.1% from RMB29.75 billion in 2019 to RMB35.13 billion in 2020, primarily due to the increase in shipments of solar modules, which was partially offset by a decline in the average selling price of solar modules.

Our sales of solar modules increased by 14.9% from RMB28.34 billion in 2019 to RMB32.56 billion in 2020, primarily due to the significant increase in sales volume of solar modules, partially offset by a decrease in the average selling price. The sales volume of our solar modules increased by 32.2% from 14.2 GW in 2019 to 18.8 GW in 2020. The average selling price of our solar modules decreased from 2019 to 2020, primarily due to the intensified global market competition of solar modules.

Our sales of silicon wafers decreased by 50.5% from RMB913.7 million in 2019 to RMB452.1 million in 2020. The sales volume of our silicon wafers decreased by 33.6% from 2,383.3 MW in 2019 to 1,583.7 MW in 2020.

Our sales of solar cells increased by 22.0% from RMB282.4 million in 2019 to RMB344.5 million in 2020. The sales volume of our solar cells increased by 40.3% from 478.1 MW in 2019 to 670.6 MW in 2020.

We generated revenue from sales of solar projects of RMB1.20 billion in 2020, as we completed the sale of two solar power plants in Mexico with a combined capacity of 155 MW to an independent third party in March 2020. We did not generate any revenue from sales of solar projects in 2019.

Our revenue from electricity generation increased from RMB50.1 million in 2019 to RMB100.5 million in 2020. Our revenue from electricity generation was primarily attributable to our solar project in Argentina that were connected to grids and began to generate electricity in the second quarter of 2019.

Our sales of other solar materials increased by 207.0% from RMB155.7 million in 2019 to RMB478.2 million in 2020. Our sales of other materials primarily consist of sales of raw materials and auxiliary materials.

Cost of Revenues. Our cost of revenues increased by 19.1% from RMB24.31 billion in 2019 to RMB28.96 billion, primarily due to an increase in shipments of solar modules.

Gross Profit. Our gross profit increased by 13.6% from RMB5.43 billion in 2019 to RMB6.17 billion, mainly attributable to (i) an increase in the shipments of solar modules in 2020, which was partially offset by a decline in the average selling price of solar modules, (ii) an increase in self-produced production volume by increasing shift toward integrated mono-based high-efficiency products capacity, and (iii) the continued reduction of integrated production costs resulting from our industry-leading integrated cost structure.

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

Operating Expenses. Our operating expenses increased by 18.6% from RMB3.70 billion in 2019 to RMB4.39 billion in 2020, primarily due to (i) an increase in shipping cost, (ii) an increase in disposal loss on property, plant and equipment as a result of our upgrade of production equipment, and (iii) an increase in impairment loss on an overseas solar power project in the amount of RMB93.8 million in the fourth quarter of 2020.

Our selling and marketing expenses increased by 9.8% from RMB2.25 billion in 2019 to RMB2.47 billion in 2020, primarily due to the increase in shipping cost as a result of increase in sales volume of solar modules in 2020.

Our general and administrative expenses increased by 33.0% from RMB1.06 billion in 2019 to RMB1.41 billion in 2020, primarily due to an increase in disposal loss on property, plant and equipment as a result of the upgrade of production equipment.

Our impairment of long-lived assets increased from RMB68.3 million in 2019 to RMB114.2 million in 2020 as a result of the obsolescence of certain equipment for upgrade in our wafer and cell production line and impairment for one of our overseas solar power projects.

Our research and development expenses increased by 20.0% from RMB324.4 million in 2019 to RMB389.2 million in 2020 as we strengthened our research and development efforts in 2020.

Income from Operations. As a result of the foregoing, our income from operations increased by 2.89% from RMB1.73 billion in 2019 to RMB1.78 billion in 2020. Our operating profit margin decreased from 5.8% in 2019 to 5.1% in 2020.

Interest Expenses, Net. Our net interest expenses increased by 17.3% from RMB391.6 million in 2019 to RMB459.2 million in 2020 due to an increase in interest expense with the increase of interest-bearing debts.

Subsidy Income. Our subsidy income increased from RMB63.0 million in 2019 to RMB192.0 million in 2020, primarily due to increase in subsidies received from local government for newly established manufacturing plant.

Exchange Loss. We recognized a foreign exchange gain of RMB8.8 million in 2019 and a foreign exchange loss of RMB336.5 million in 2020, primary due to the depreciation of the U.S. dollars against the Renminbi.

Other Income, Net. We had net other income of RMB2.3 million in 2020, compared with net other income of RMB17.9 million in 2019, which is primarily attributable to our charitable donations for the outbreak of COVID-19.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a gain arising from change in fair value of foreign currency forward contracts of RMB191.2 million in 2020, compared with a loss of RMB78.3 million in 2019, primarily due to fluctuation in the Renminbi exchange rate against the U.S. dollars. With the rapid increase in overseas orders, we increased our foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months.

Change in Fair Value of Foreign Exchange Options. We recognized a loss arising from change in fair value of foreign exchange options of RMB3.6 million in 2020, compared with RMB0.3 million in 2019. The loss from foreign exchange options was primarily due to the depreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Interest Rate Swap. We recorded a loss arising from change in fair value of interest rate swap of RMB78.9 million in 2020, compared with a loss of RMB70.0 million in 2019. The loss from interest rate swap in 2020 was primarily due to a decrease in the U.S. dollar LIBOR interest rates.

Change in fair value of convertible senior notes and call option. We recorded a loss arising from change in fair value of convertible senior notes and call option of RMB725.8 million in 2020, compared to RMB29.3 million in 2019. The change in 2020 was primarily due to a significant increase in our stock price in 2020.

Convertible senior notes issuance costs. We recorded convertible senior notes issuance costs of nil in 2020, compared to RMB18.6 million in 2019 attributable to our issuance of convertible senior notes of US$85.0 million in aggregate principal amount in May 2019.

Income Tax Expense. We recorded an income tax expense of RMB178.4 million in 2020, compared with an income tax expense of RMB278.0 million in 2019. The effective tax rate was 31.5% in 2020, compared with 22.2% in 2019, mainly attributable to the significant loss arising from change in fair value of convertible senior notes and call option from JinkoSolar Holding Co., Ltd., our Cayman Islands company.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB898.7 million in 2019 to RMB230.4 million in 2020. Our net profit margin decreased from 3.0% in 2019 to 0.7% in 2020.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2021, we had RMB8.32 billion (US$1.31 billion) in cash and cash equivalents and RMB602.0 million (US$94.5 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

We have entered into purchase agreements and other agreements for (i) expanding the high-efficiency mono wafer production capacity of our factories in Leshan, Sichuan Province, Yili, Xinjiang, and Vietnam, (ii) expanding our mono wafer and solar cells production capacity through the construction of production facilities in Shangrao, Jiangxi Province, Hefei, Anhui Province, Chuxiong,Yunnan Province, and Malaysia, (iii) expanding the solar module production capacity of our factories in Yiwu, Haining, Zhejiang Province, and Malaysia, and (iv) upgrading our production equipment. Our capital commitments under these agreements amounted to RMB7.81 billion (US$1.23 billion) as of December 31, 2021, of which RMB7.03 billion (US$1.10 billion) will be due in 2022. We anticipate to use funds from bank borrowings, finance leasing, and capital contribution from other shareholders of our subsidiaries, as the case may be, to fulfil these capital commitments. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2021, we had total credit facilities available of RMB30.28 billion (US$4.75 billion) with various banks, of which RMB21.48 billion (US$3.37 billion) were drawn down and RMB8.81 billion (US$1.38 billion) were available.

As of December 31, 2021, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB13.34 billion (US$2.09 billion). As of December 31, 2021, we had short-term borrowings outstanding of RMB9.66 billion (US$1.52 billion), RMB667.7 million (US$104.8 million), RMB166.0 million (US$26.1 million), 2.84 billion (US$446.4 million),which were denominated in RMB, Euros, JPY and USD, respectively, and bearing a weighted average interest rate of 3.61%, 1.95%, 1.25%, 2.59%, per annum, respectively.

As of December 31, 2021, we pledged property, plant and equipment of a total net book value of RMB4.12 billion (US$645.8 million), land use rights of a total net book value of RMB109.5 million (US$17.2 million), inventories of a total net book value of RMB1.75 billion (US$274.5 million), account receivables of a total net book value of RMB726.0 million (US$113.9 million) and bank deposits of a total net book value of RMB99.4 million (US$15.6 million) to secure repayment of our short-term borrowings of RMB1.75 billion (US$274.0 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings. Two of our subsidiaries had a revolving loan facility from Wells Fargo Bank, National Association as of December 31, 2020 and 2021.

Obligations under the loan facility were secured by substantially all of the assets of the two subsidiaries, including account receivables, bank balances, inventories, property and plants etc. (the “Pledged Assets”) as of December 31, 2020 and 2021, and the amount of available facilities is generally determined and updated from time to time based on certain percentage of the Pledged Assets balances. As of December 31, 2021, no borrowings were drawn down from such revolving loan facility.

We have long-term borrowings (excluding the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB9.90 billion (US$1.55 billion), which bore interest at an average annual rate of 5.23% as of December 31, 2021. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2021, we pledged property of a net book value of RMB4.39 billion (US$689.4 million) to secure repayment of borrowings of RMB1.83 billion (US$287.1 million). As of December 31, 2021, our long-term loans in the amount of RMB9.15 billion (US$1.44 billion) will be due for repayment after one year, but within five years.

In addition, we have repayment obligations under our convertible notes. As of December 31, 2021, we had outstanding convertible notes in the principal amount of US$69.3 million.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries that are registered as wholly-owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from our PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to our shareholders. Our net assets subject to the above restrictions were RMB13.55 billion (US$2.13 billion), representing 95% of our total consolidated net assets as of December 31, 2021.

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government’s control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad, the term of which was extended to September 2022, to support our working capital and business operations in Malaysia.

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

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan. The loan was downsized to JPY3.00 billion after annual review in December 2021.

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

In September 2019, we signed an RMB100 million one-year bank facility agreement with Malayan Banking Berhad, the term of which is renewable annually, to supplement our working capital. As of the date of this annual report, the term of this bank facility has been extended to September 2022.

In December 2020, we filed a prospectus supplement to sell up to an aggregate of US$100 million of our ADSs through the 2020 ATM Program. In January 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses.

In January 2022, Jiangxi Jinko had completed its initial public offering process and started trading on the Star Market (SSE, code: 988223) Jiangxi Jinko has issued 2,000,000,000 shares representing approximately 20% of the total 10,000,000,000 shares outstanding after its initial public offering. The shares were issued at a public offering price of RMB5.00 per share and the total gross proceeds of the IPO were approximately RMB10.00 billion. After the initial public offering, we own approximately 58.62% of Jiangxi Jinko.

Our working capital was RMB64.6 million (US$10.1 million) as of December 31, 2021. As a result, some of our customers delayed their payments, which temporarily affected our cash flow. Our management believes that our cash position as of December 31, 2021, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of our consolidated financial statements for 2021 included in this annual report. The situation of the COVID-19 outbreak is very fluid and we are closely monitoring it and its impact on us. There may be further adverse impact on our operation, liquidity, financial condition and results of operations if the conditions last a sustained period of time and continue to develop globally.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2019	2020	2021
	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands)
Net cash provided by operating activities	1,410,642.9	591,486.3	430,646.3	67,577.8
Net cash used in investing activities	(6,025,288.7)	(4,918,689.7)	(11,309,232.7)	(1,774,665.4)
Net cash provided by financing activities	7,381,818.0	6,297,278.6	12,017,851.0	1,885,863.1
Net increase in cash, cash equivalents, and restricted cash	2,791,930.9	1,800,813.4	1,022,474.7	160,448.6
Cash, cash equivalents and restricted cash, beginning of the year	3,482,027.6	6,273,958.4	8,074,771.8	1,267,107.9
Cash and cash equivalents, restricted cash, end of the year	6,273,958.4	8,074,771.8	9,097,246.4	1,427,556.5

Our net cash, cash equivalents and restricted cash increased by RMB2.79 billion, RMB1.80 billion and RMB1.02 billion (US$160.4 million) during 2019, 2020 and 2021, respectively. As of December 31, 2021, we had RMB9.10 billion (US$1.43 million) in cash, cash equivalents and restricted cash for continuing operations. As of December 31, 2021, we had a total capital commitment of RMB7.81 billion (US$1.23 million).We believe that our cash and cash equivalents, cash flows from operating activities and our subsidiary Jiangxi Jinko’s equity offerings will be sufficient to meet our working capital, capital expenditure needs that will arise in 2022 and beyond.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash needs. Current PRC regulations restrict the ability of our subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiary, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.” and “Item 8. Financial Information—Dividend Policy” for more information.

Operating Activities

Net cash provided by operating activities in 2021 was RMB430.6 million, consisting primarily of (i) an increase in advances from third party customers of RMB3.53 billion, (ii) depreciation of property, plant and equipment of RMB1.60 billion, (iii) an increase in accounts payable of RMB2.64 billion, partially offset by (i) an increase in inventories of RMB5.70 billion, (ii) an increase in accounts receivable from third party of RMB3.67 billion and (iii) an increase in advances to suppliers of RMB856.6 million.

Net cash provided by operating activities in 2020 was RMB591.5 million, consisting primarily of (i) an decrease in advance to supplier third parties of RMB1.54 billion, (ii) depreciation of property, plant and equipment of RMB1.16 billion, (iii) Change in fair value of convertible senior notes of RMB1.20 billion and (iv) decrease in project assets of constructed for sale, net of incremental revenue of RMB976.7 million, partially offset by (i) an increase in inventories of RMB2.82 billion, (ii) a decrease in advances from third parties of RMB1.79 billion and (iii) an increase in prepayments and other current assets of RMB1.11 billion.

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

Investing Activities

Net cash used in investing activities in 2021 was RMB11.31 billion, consisting primarily of (i) the purchase of restricted short-term investments of RMB13.36 billion, (ii) the purchase of property, plant and equipment of RMB8.65 billion, and (iii) purchase of restricted long term investments of RMB1.46 billion, partially offset by (i) cash collected from restricted short term investments of RMB10.50 billion, and (ii) cash collected from restricted long-term investments of RMB 1.65 billion.

Net cash used in investing activities in 2020 was RMB4.92 billion, consisting primarily of (i) the purchase of restricted short-term investments of RMB9.55 billion, (ii) the purchase of property, plant and equipment of RMB4.06 billion, and (iii) purchase of restricted long term investments of RMB1.65 billion, partially offset by (i) cash collected from restricted short term investments of RMB10.08 billion, and (ii) cash collected from restricted long-term investments of RMB 790.4 million.

Net cash used in investing activities in 2019 was RMB6.03 billion, consisting primarily of (i) the purchase of restricted short-term investments of RMB10.75 billion, (ii) the purchase of property, plant and equipment of RMB3.30 billion, and (iii) cash paid for project assets of RMB376.5 million, partially offset by cash collected from restricted short-term investments of RMB7.88 billion.

Financing Activities

Net cash provided by financing activities in 2021 was RMB12.02 billion, consisting primarily of (i) borrowings of RMB30.45 billion, (ii) Proceeds from At-The-Market offering of RMB641.1 million, (iii) Proceeds from exercise of call option of RMB621.1 million, and borrowing from government background funds of RMB2.13 billion, partially offset by (i) repayment of borrowings of RMB24.28 billion.

Net cash provided by financing activities in 2020 was RMB6.30 billion, consisting primarily of (i) borrowings of RMB24.10 billion, (ii) equity financing in a subsidiary of RMB3.10 billion, (iii) borrowing from government background funds of RMB2.20 billion, and capital contributions by non-controlling interest holder of RMB865million, partially offset by (i) repayment of borrowings of RMB25.34 billion.

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

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB4.11 billion, RMB4.31 billion and RMB8.69 billion (US$1.36 billion) in 2019, 2020 and 2021, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have entered into purchase agreements and other agreements for (i) expanding our high-efficiency mono wafer production capacity of factories in Leshan, Sichuan Province, Yili, Xinjiang, and Vietnam, (ii) expanding our mono wafer and solar cells production capacity through the construction of production facilities in Shangrao, Jiangxi Province, Hefei, Anhui Province, Chuxiong, Yunnan Province, and Malaysia (iii) expanding our solar module production capacity in factories in Yiwu Haining, Zhejiang Province, and Malaysia, and (iv) upgrading our production equipment. Our capital commitments under these agreements amounted to RMB7.81 billion (US$1.23 billion) as of December 31, 2021, of which RMB7.03 billion (US$1.10 billion) will be due in 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

In January 2020, the FASB issued ASU 2020-01 Investments, Equity securities (Topic 321), Investments—Equity method and joint ventures (Topic 323), and Derivatives and hedging (Topic 815)—Clarifying the interactions between Topic 321, Topic 323, and Topic 815. The amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarify that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. We adopted these amendments on January 1, 2021 and they did not have a material effect on our condensed consolidated financial statements.

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

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. We are currently evaluating the impact of ASU 2021-04 on our consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The standard is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. We are currently evaluating the impact of ASU 2021-08 on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research. In 2019, we were awarded the “best performance” of reliability scorecard for the fifth consecutive time by DNY-GL, and won the 5th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2019 organized by TÜV Rheinland and ranked first in testing conducted for the mono group. In 2020, we won the 6th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2020 organized by TÜV Rheinland. In March 2021, our R&D Center module laboratory obtained satisfactory results in the latest national assessment of PV Modules Testing Accuracy.

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

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2019, 2020 and 2021, our research and development expenses were RMB324.4 million, RMB389.2 million and RMB461.6 million (US$72.4 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of the date of this annual report, we have been granted 1,159 patents by the State Intellectual Property Office of the PRC, including 947 utility model patents, 199 invention patent and 13 design patents. We also have 374 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. For information related to intellectual property claims that we have involved, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of the date of this annual report, we have been granted 391 trademarks in the PRC, such as “”, “” and “”, and 27 trademarks in Hong Kong and Taiwan, including “”, and “”.We also have 111 trademarks registered in WIPO. We have pending trademark applications of 36 trademarks in 24 countries and regions, including Brazil, Qatar, Saudi Arabia, Thailand, Indonesia, the United Arab Emirates, Australia, Singapore, Panama, Kazakhstan, Kenya, South Africa, Nicaraguan, El Salvador, Sri Lanka, India, Chile, the United States, European Union, Israel. In addition, we have registered 14 trademarks in the United States, 16 trademarks in Canada and 16 trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our judgments and estimates on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Notes to Consolidated Financial Statements – Note 2 Principal Accounting Policies.”

Expected Credit Losses

On January 1, 2020, we adopted Accounting Standards Update (ASU) No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

The allowance for credit losses represents our estimate of the expected lifetime credit losses inherent in finance receivables as of the balance sheet date. The adequacy of our allowance for credit losses is assessed quarterly, and the assumptions and models used in establishing the allowance are evaluated regularly. Because credit losses can vary substantially over time, estimating credit losses requires a number of assumptions about matters that are uncertain. Changes in assumptions affect the allowance for credit losses contained within finance receivables, net on our consolidated balance sheets.

The provision for credit losses is estimated mainly based on past collection experience as well as consideration of current and future economic conditions and changes in our collection trends. We estimate the expected credit losses for financial assets with similar credit risk characteristics on a pool basis taking into consideration the size, type of the services and products the we provided. The key assumptions used in the process of estimating the provision for credit losses include credit risk characteristics, lifetime for debt recovery, current and future economic conditions. The estimate of expected credit losses is sensitive to our assumptions in these factors.

As of December 31, 2021, when the forward-looking factors based on the assumption of current and furture economic conditions increased by 5% while holding all other estimates constant, our expected credit losses would increase by RMB16.7 million.

Accrued Warranty

Our major products Solar modules are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, we are exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of product replacement or repair.

We accrue liabilities for the estimated future costs of meeting our warranty obligations and apply significant judgements in estimating the expected failure rate of solar module products and the replacement costs associated with fulfilling our warranty obligations when measuring the warranty costs.

We have established detailed policies and control procedures to monitor the trend of replacement cost, failure rate or any changes in circumstances that may give rise to revise the existing accounting estimates. We also monitor our expected future module performance through certain quality and reliability testing and actual performance in certain field installation sites.

Based on the historical actual claims incurred during the past years, we project the expected failure rate as 1% for the whole warranty period. With respect to the replacement cost, based on our actual claim experiences in the historical periods as well as our current best estimation, we believe that the average selling price of solar modules over the past two years may appropriately reflect the cost of product replacement.

As of December 31, 2021, when one of the key assumptions used in estimating the future costs of our warranty obligations, including the expected failure rate and the replacement cost, increased by 5% while holding the other estimate constant, our accrued warranty liability would be increased by RMB79.5 million.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	47	Chairman of the board of directors and chief executive officer
Kangping Chen	49	Director
Xianhua Li	48	Director
Wing Keong Siew	71	Independent director
Steven Markscheid	68	Independent director
Yingqiu Liu	72	Independent director
Haiyun (Charlie) Cao	45	Director
Mengmeng (Pan) Li	41	Chief financial officer

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

Mr. Steven Markscheid has been an independent director of the Company since September 15, 2009. Mr. Markscheid is Chairman of Still Waters Green Technology, a UK based battery energy storage project developer. He serves as an independent non-executive director of Xiaobai Maimai Inc., Fanhua Inc., Zhongjin Technology Services Group Company Limited, UGE Inc., and also a trustee-emeritus of Princeton in Asia. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE, he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE, he worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. He began his career with the US China Business Council, in Washington D.C. and Beijing. He received his bachelor’s degree in East Asian Studies from Princeton University in 1976, his master’s degree in international affairs from Johns Hopkins University in 1980 and an MBA from Columbia University in 1991.

Mr. Yingqiu Liu has been an independent director of our company since April 2015. Mr. Liu is a researcher and doctoral supervisor of the Chinese Academy of Social Sciences (“CASS”), a member of the All-China Federation of Industry and Commerce Think Tank Committee, a member of expert group of the Fifth the China Economic and Social Development Council of the CPPCC National Committee, and the director of Institute of Private economy, China Urban Development. Mr. Liu was previously the President of the University of Chinese Academy of Social Sciences, the Director General of the Center for Private Economic Studies in CASS, the Director of Socialist economic theory Research Department in Nankai University. Mr. Liu graduated from Nankai University with a doctor’s degree in economics in April 1991. In 1993, Mr. Liu was recognized as an expert who enjoys the life-time special allowance by the State Council. In 1996, Mr. Liu was recognized as an expert with outstanding contributions by CASS.

Mr. Haiyun (Charlie) Cao has been our director since December 2020. He was our chief financial officer from September 2014 to May 2021 and our financial controller from February 2012 to September 2014. Prior to joining us, Mr. Cao served as a senior audit manager at PricewaterhouseCoopers from 2002 to 2012. Mr. Cao holds professional accounting qualifications, including AICPA and CICPA. He has a master’s degree in management science and engineering from Shanghai University of Finance and Economics in 2002 and a bachelor’s degree in accounting from Jiangxi University in 1999.

Mr. Mengmeng (Pan) Li has been our chief financial officer since May 2021. He was our deputy director of finance since 2021. Before that, he served as the senior internal audit manager of the Company from July 2017 to 2021. Prior to joining the Company, Mr. Li served as an internal control manager of Hi-P International Limited, an SGX listed company, from 2016 to 2017, and an internal audit manager of Canadian Solar Inc., a Nasdaq listed company, from 2010 to 2015. Prior to 2010, he served at Ernst & Young and KPMG. Mr. Li is a Certified Internal Auditor. He received his bachelor’s degree in economics from Shanghai University of Finance and Economics in 2003.

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

In 2021, we paid cash compensation in the aggregate amount of RMB16.0 million (US$2.5 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was RMB673.6 thousand (US$105.7 thousand) in 2021.

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

Amendment and Termination. Our board of directors may amend, suspend or terminate the 2009 Long Term Incentive Plan at any time and for any reason, provided that no amendment, suspension, or termination shall be made that would alter or impair any rights and obligations of a participant under any award theretofore granted without such participant’s consent. Unless terminated earlier, our 2009 Long Term Incentive Plan shall continue in effect for a term of ten years from the effective date of the 2009 Long Term Incentive Plan, the term of which has been extended to October 1, 2023.

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

2022 Equity Incentive Plan

We adopted our 2022 Equity Incentive Plan in March 2022. Our 2022 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to our directors, key employees or consultants up to 12,000,000 of our ordinary shares. The purpose of this pan is to aid us in recruiting and retaining directors, consultants or key employees of outstanding ability and to motivate such directors, consultants or key employees to exert their best efforts on our behalf by providing incentives through the granting of Awards in recognition of their past and future services. We expect that we will benefit from the added interest which such key employees, directors or consultants will have in our welfare as a result of their proprietary interest in our success.

The following paragraphs summarize the terms of the 2022 Equity Incentive Plan.

Types of Awards. The 2022 Equity Incentive Plan permits the awards of options, restricted shares or other share-based awards.

Administration. Our 2022 Equity Incentive Plan is administered by our compensation committee. The compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of our 2022 Equity Incentive Plan, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise. The term of options granted under the 2022 Equity Incentive Plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, or its equivalent, ordinary shares of our company, or any combination of the foregoing methods of payment, or consideration received by us in a cashless exercise.

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

Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2022 Equity Incentive Plan. Amendments or alterations to our 2022 Equity Incentive Plan are subject to shareholder approval by an ordinary resolution if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, provided in each case only to the extent such shareholder approval is required by stock exchange rules. Amendment, alteration or discontinuation of our 2022 Equity Incentive Plan cannot be made without the consent of a recipient of awards if such action would diminish the rights of that recipient under the awards, provided that the board may amend the plan as it deems necessary to permit the granting of awards to meet the requirements of applicable laws and stock exchange rules.

Unless terminated earlier, our 2022 Equity Incentive Plan shall continue in effect for a term of ten years from the date of adoption.

Share Options

As of the date of this annual report, options to purchase 9,062,332 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

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

As of December 31, 2019, 2020 and 2021, we had a total of 15,195, 24,361 and 31,030 employees, respectively. The increase in our number of employees in 2021 was mainly attributable to the expansion of our manufacturing facilities in China. As of December 31, 2021, we had 31,030 full-time employees, including 26,299 in manufacturing, 2,111 in research and development, 551 in sales and marketing and 2,069 in administration. Substantially all of these employees are located in China with a small portion of employees based in the United States, Europe and other countries and regions.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. In October 2013 and 2014, we were named one of the Top 100 Best Employers in China in 2013 by the World Executive Journal in conjunction with the World HR Laboratory, Bossline and CEO-ZINE. JinkoSolar was awarded HR Asia Best Companies to Work for in Asia Awards – China Edition, in 2018, 2019, 2020 and 2021. With the corporate culture of equality, accountability, commitment, and driving excellence, we were acknowledged for the best practices in human resource management. In April 2021, we won the award for “Asia’s Best Employer” for the third consecutive year.

Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB595.3 million, RMB605.8 million and RMB740.5 million (US$116.2 million), respectively, as of December 31, 2019, 2020 and 2021. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2022 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)	18,437,288	9.4
Kangping Chen(4)	13,362,229	6.8
Xianhua Li(5)	6,736,764	3.5
Wing Keong Siew	*	*
Steven Markscheid	—	—
Yingqiu Liu	—	—
Haiyun (Charlie) Cao	—	—
Mengmeng (Pan) Li	—	—
All Directors and Executive Officers as a group	38,590,018	19.8
Principal Shareholders:
Brilliant Win Holdings Limited(3)	18,437,288	9.4
Yale Pride Limited(4)	13,362,229	6.8
Schroder Investment Management (Hong Kong) Ltd.(6)	19,185,280	9.8

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 195,550,785 ordinary shares, being the number of shares outstanding as of the date of March 31, 2022 (excluding 140,193 ADSs representing 560,772 ordinary shares reserved for future grants under our share incentive plans, and 2,945,840 ordinary shares as treasury stock), and the number of ordinary shares that such person or group has the right to require within 60 days as of March 31, 2022 by option or other agreement (these shares are also included in the computation of the percentage ownership of any other person or group).

(3)	Represents 18,437,288 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Brilliant Win Holdings Limited. Brilliant Win Holdings Limited is a British Virgin Islands company wholly owned by Cypress Hope Limited, a British Virgin Islands company wholly owned by Mr. Li Xiande. Mr. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited. Therefore, Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Xiande Li is a brother of Mr. Xianhua Li and the brother-in-law of Mr. Kangping Chen.

(4)	Represents 13,362,229 ordinary shares (including certain ordinary shares in the form of ADSs) held by Yale Pride Limited. Yale Pride Limited is a British Virgin Islands company wholly owned by Charming Grade Limited, which is in turn wholly owned by Mr. Kangping Chen. Mr. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited. Therefore, Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Chen is the brother-in-law of Mr. Xiande Li.

(5)	Represents 6,736,764 ordinary shares held by Peaky Investments Limited. Peaky Investments Limited is a British Virgin Islands company which is wholly owned by Talent Galaxy Limited, a British Virgin Islands company wholly owned by Mr. Xianhua Li. Mr. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited. Therefore, Mr. Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Xianhua Li is a brother of Mr. Xiande Li.
(6)	Represents 19,185,280 ordinary shares in the form of ADSs held by Schroder Investment Management (Hong Kong) Ltd. The registered address of Schroder Investment Management (Hong Kong) Ltd is Level 22, Two Pacific Place, 88 Queensway, Hong Kong.

Our ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of the date of March 31, 2022, we have one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of March 31, 2022. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2021.

As of December 31, 2021
RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	29,417,134
Accounts receivable from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai)	—

Notes receivables from related parties:
Notes receivables from JinkoPower
—
Other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	11,990,502
Other receivables from JinkoPower for miscellaneous transactions	5,357,546

Other assets from a related party:
Guarantee receivables due from JinkoPower	3,291,940

Accounts payable due to a related party:
Accounts payable due to Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”, in which we own 22.0% equity interests)	15,863,346

Other payables due to a related party:
Other payables due to JinkoPower for payments on behalf of our company	2,229,986
Other payables to Jiangxi Desun for leasing of land and buildings	—
(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts we advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.
(3)	As of December 31, 2020, our bank deposits with the amount of RMB17.7 million (US$2.7 million) were pledged for certain loans of JinkoPower.
(4)	On March 30, 2021, we signed an agreement to offset the debts and receivables between JinkoPower and us with the aggregate amount of RMB71.0 million.

Related party transactions

Related party transactions for the year ended December 31, 2021 were as follows:

2021
RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV	—
Income of financing guarantees	6,364,065
Revenue from sales of products to JinkoPower	27,098,993
Income of project management provided to Sweihan PV	659,847
Rental services provided to JinkoPower	4,003,674

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	5,309,769
Solar project management service provided by JinkoPower	8,753,242
Rental services provided by Jiangxi Desun
Electricity fee charged by JinkoPower	7,724,917
Other fees charged by JinkoPower	16,038

In connection with our disposal of JinkoSolar Power downstream business in 2016, we entered into a master service agreement with JinkoPower under which we agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, we will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB401.4 million (US$63.0 million) as of December 31, 2021. We charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee is to be settled annually, and the management of us believes the guarantee fee charges are at market rates. The guarantee receivables were settled upon the receipt of guarantee fees from JinkoPower. We have received RMB21.2 million (US$3.3 million) guarantee fees from JinkoPower in 2021.

As of December 31, 2021, we recorded the guarantee fee income receivable amounted to RMB3.3 million (US$0.5 million) and a guarantee liability amounted to RMB12.1 million (US$1.9 million). The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized in 2021 amounted to RMB6.4 million (US$1.0 million), respectively.

In 2021, sales of solar module products to subsidiaries of JinkoPower amounted to RMB27.1 million (US$4.3 million). As of December 31, 2021, outstanding receivables due from JinkoPower were RMB29.4 million (US$4.6 million), among which nil was overdue over one year. We did not charged JinkoPower interest on the overdue receivables.

In 2021, we did not record any sales of solar module products to Sweihan PV.

In 2021, rental services provided to subsidiaries of JinkoPower amounted to RMB4.0 million (US$628.3 thousand).

Jinko-Tiansheng is an OEM service provider which provided PV module processing and assembling services to us. In 2021, JinkoTiansheng charged us processing fee amounting to RMB5.3 million (US$833.2 thousand).

In November 2017, we entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations which were then wholly-owned by us, enabling JinkoPower to monitor the construction and daily operations of these power stations. We retain ownership of these power stations and there exists no call or other rights of JinkoPower. We agree to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. We had paid RMB76.4 million (US$12.0 million) in advance as of December 31, 2021 and recorded service expenses incurred in 2019, 2020 and 2021, amounted to RMB23.3 million, RMB9.4 million and RMB8.8 million (US$1.4 million), respectively, as cost of project assets.

On January 1, 2008, Jiangxi Desun and us entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to us for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun did not charged us in rent for 2021.

In 2021, electricity fee charged by subsidiaries of JinkoPower amounted to RMB7.7 million (US$1.2 million).

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices” for details regarding employment agreements with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation” for a description of share options and stock purchase rights we have granted to our directors, officers and other individuals as a group.

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

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. On October 29, 2020, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review pursuant to the final judgement of the United States Court of International Trade; the final subsidy rate applicable to us for the entries made during the period from January 1, 2015 through December 31, 2015 was changed to 4.22%. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission’s determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In October 2020, the U.S. Department of Commerce issued the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 68.93%. In December 2020, the U.S. Department of Commerce amended the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 95.5% after such amendment. In December 2020, the U.S. Department of Commerce issued the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 12.67%. In April 2021, the U.S. Department of Commerce amended the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 11.97% after such amendment. In February 2020, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In August and October 2021, the U.S. Department of Commerce issued the final results of the seventh administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 0% and 19.28%, respectively. In February 2021, the U.S. Department of Commerce initiated the eighth administrative review of the anti‑dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The eighth administrative review is pending as of the date of this annual report. In February 2022, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The ninth administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

On February 8, 2022, Auxin Solar Inc. (“Auxin”), a U.S. manufacturer of solar modules, requested that the U.S. Department of Commerce initiate country-wide inquiries into whether crystalline silicon photovoltaic cells, and modules containing such cells (solar cells and modules), that are produced/assembled in Cambodia, Malaysia, Thailand, or Vietnam using parts and components from China are circumventing the anti-dumping and countervailing orders on solar cells and modules from China. On March 25, 2022, the U.S. Department of Commerce determined to initiate the circumvention inquiries(the “Anti-Circumvention Case”). Such Anti-Circumvention Case is pending as of the date of this annual report.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In April 2018, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews were 165.04% (for anti-dumping) and 94.83% (for countervailing). We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In May 2019, the U.S. Department of Commerce initiated the fourth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fourth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in September and October 2019, respectively. In April 2020, the U.S. Department of Commerce initiated the fifth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fifth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2020. In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. In May 2020, the U.S. Department of Commerce determined that revocation of the antidumping and countervailing orders would likely lead to a continuation or recurrence of dumping and countervailing subsidies. In September 2020, the U.S. International Trade Commission determined that revocation of the countervailing and antidumping duty orders would likely lead to continuation or recurrence of material injury to an industry in the United States within a reasonably foreseeable time.

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) were being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigation was not country specific. They involved imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) were causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned were subject to the safeguard measures established in the U.S. President’s final result, which included that the CSPV cells and modules imported would be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. On October 10, 2020, the U.S. President issued a proclamation and determined that the section 201 duty of the fourth year beginning in February 2021 will be 18%, instead of 15%. In August 2021, a joint petition seeking an extension of the safeguard measure was filed. On December 8, 2021, in response to petitions by representatives of the domestic industry, U.S. International Trade Commission issued its determination and report, finding that safeguard action on CSPV cells (whether or not partially or fully assembled into other products) continues to be necessary to prevent or remedy the serious injury to the domestic industry, and that there is evidence that the domestic industry is making a positive adjustment to import competition . On February 4, 2022, the U.S. President determined to extend the safeguard measure for another four years and made the final decision, which included that the CSPV cells and modules imported would be subject to additional duties of 14.75%, 14.5%, 14.25% and 14% from through the first year to the fourth year, respectively, except for bifacial modules and the first 5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we opened our manufacturing facility in the United States, and the products manufactured in such facility will not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States. Our imports of solar cells and modules into the United States were subject to the duties imposed by Section 201 Investigation starting from February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the White House under the Section 201 Investigation.

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

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, the Singapore Customer filed its Reply Memorial (accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon. Based on the limited information currently available to us, it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and merits and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

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

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. On July 3, 2020, MFS submitted a statement of claim claiming against Projinko, Jiangxi Jinko and Jinko Switzerland for recovery of two drawdowns by Projinko under the bank guarantee in an aggregated amount of €2,812,000, with the interests thereon as well as economic damages suffered by MFS as a result thereof. On September 3, 2020, Projinko, Jiangxi Jinko and Jinko Switzerland submitted their statements of defense requesting the tribunal dismiss all claims made by MFS against Projinko, Jiangxi Jinko and Jinko Switzerland; Projinko also submitted its counterclaim against MFS requesting the tribunal order MFS to pay Projinko €1,008,170 plus accrued interest as a recovery of drawdown by MFS under the bank guarantee granted in favor of MFS. On January 12, 2020, pursuant to the parties’ joint request, the tribunal declared the proceedings suspended until further notice to allow for settlement discussions. In March 2021, the parties fully executed the settlement agreement for the dispute. According to the settlement agreement, the parties automatically and reciprocally release each other from the dispute on the condition that Jinko Switzerland delivers to MFS a payment in the amount of €750,000. In April 2021, Jinko Switzerland made the payment and MFS has confirmed receipt of the same. The parties have provided a letter to the tribunal to withdraw all claims and request the termination of the arbitration proceedings. In June 2021, the arbitration tribunal confirmed that the arbitration proceedings were formally terminated by agreement of all parties per their filed joint letter..

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries.

(i) On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation (registration no. 110111-0360935) during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (the “Final Determination”). On July 31, 2020, Plaintiffs A filed its petition to review with the United States Court of Appeals for the Federal Circuit against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal. Plaintiffs A filed its opening appeal brief in November 2020. The Respondents filed the principal brief in February 2021. On July 12, 2021, the United States Court of Appeals for the Federal Circuit affirmed the ITC’s findings that Respondents’ products do not infringe U.S. Patent No. 9,893,215.

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 14, 2020. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of penalty for such violation. Though not specified in Plaintiff B’s request, in general we do not expect the amount of such penalty to exceed €250,000. On November 30,2020, JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty. On August 23, 2021, Düsseldorf Regional Court dismissed Plaintiff B’s request for penalty.

(iii) On March 12, 2019, Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. The final hearing has been listed for evidence for three weeks commencing September 2022.

We believe that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of the Asserted Patents, and demonstrating our non-infringement of the Asserted Patents. On June 3, 2019, we filed a petition for IPR of the ‘215 Patent with the PTAB. IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, we attended the oral hearing of IPR of the ‘215 patent. On December 9, 2020, the PTAB issued the final decision on our petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. On February 8, 2021, the patent owner of ‘215 Patent, Hanwha Solutions Corporation, appealed to the United States Court of Appeals for the Federal Circuit against such final decision issued by the PTAB (“215 IPR Appeal”). On February 24, 2021, we have filed the certificate of interest to participate in 215 IPR Appeal. On May 28, 2021, Hanwha Solutions Corporation filed its opening appeal brief. On July 19, 2021, Hanwha Solutions Corporation filed a motion to remand the case to the United States Patent and Trademark Office. On October 4, 2021, the United States Court of Appeals for the Federal Circuit denied Hanwha Solutions Corporation’s motion to remand.

On June 24, 2019, Jinko filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. An additional hearing is to be held on September 28 and 29, 2022.

On May 7, 2021, the Spanish Customer Energy, S.L. (the “Spanish Customer”) submitted a request for arbitration at International Chamber of Commerce (Case No. 26251/JPA) (the “Request”) against Jiangxi Jinko in connection with dispute arising out of a PV Module Sales Contract entered into in August, 2020 (the “Contract”). In the Request, the Spanish Customer’s claims are based on (i) Jiangxi Jinko’s alleged breaches of the Contract by being unable to deliver the goods at the initially agreed shipping dates and price; (ii) the subsequent termination of the Contract by the Spanish Customer; (ii) alleged replacement purchases the Spanish Customer has made to replace the goods originally ordered from Jiangxi Jinko; and (iv) alleged further costs and other indirect damages purportedly incurred by the Spanish Customer as a consequence of Jiangxi Jinko’s alleged breaches and relating to the PV plant in Australia for which the goods had been intended. On July 21, 2021, Jiangxi Jinko submitted an answer to the Request denying that the Spanish Customer is entitled to the relief it requests, and raised a counterclaim for damages for its loss of profit as well as wasted costs expended in reliance on the performance of the Contract. On January 28, 2022, the tribunal confirmed the Terms of Reference and Procedural Order No.1 signed by the Spanish Customer and Jiangxi Jinko, according to which, except any extension granted by the tribunal, (i) the Spanish Customer will submit Statement of Claim before April 6, 2022 and Jiangxi Jinko will submit Statement of Defense and Counterclaim before June 6, 2022, (ii) the Spanish Customer will submit Statement of Reply and Defense to Counterclaim before September 6, 2022, Jiangxi Jinko will submit Statement of Rejoinder and Reply on Counterclaim before November 4, 2022 and the Spanish Customer will submit Rejoinder on Counterclaim before December 19 2022, (iii) the hearing will be held during the week of April 17, 2023. On April 6, 2022, the Spanish Customer submitted Statement of Claim, which maintained the claims as the Request and additionally claimed the legal interest accrued on the amounts requested. As of the date of this annual report, this case is still at a preliminary stage and based on the information currently available to us, it is difficult to draw a conclusion that is probable for the tribunal to award any liability against Jiangxi Jinko or to reasonably estimate the possible amount to be awarded.

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

People’s Republic of China Taxation

See “Item 4. Information on the Company—B. Business Overview—Regulation—Taxation.”

U.S. Federal Income Taxation

Introduction

The following discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the ordinary shares or ADSs (evidenced by ADRs) by U.S. Holders (as defined below). This discussion applies only to U.S. Holders that hold the ordinary shares or ADSs as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, as well as the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (“Tax Treaty”), all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. This discussion does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, other financial institutions, insurance companies, tax-exempt entities, retirement plans, regulated investment companies, partnerships, dealers in securities or currencies, brokers, traders in securities electing to mark to market, financial institutions, U.S. expatriates, persons who have acquired the shares or ADSs as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar or persons that own (or are deemed to own) 10% or more of our stock by vote or value). If a partnership holds ordinary shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding ordinary shares or ADSs should consult its own tax advisor regarding the U.S. tax consequences of its investment in the ordinary shares or ADSs through the partnership. This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders or alternative minimum tax considerations.

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

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and generally will be categorized as “passive category income” for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs. As a result of recent changes to U.S. foreign tax credit rules, for taxable years beginning after December 28, 2021, PRC taxes generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder, except in the case of a U.S. Holder that is eligible for, and properly claims, the benefits of the Tax Treaty. We have not determined whether the forgoing requirements have been met, and, accordingly, no assurance can be given that any PRC withholding tax will be creditable. Additionally, in certain circumstances, if U.S. Holders have held the ordinary shares or ADSs for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a U.S. foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. Alternatively, a U.S. Holder may be able to elect to deduct such PRC withholding taxes from its U.S. federal taxable income, provided that the U.S. Holder also elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The availability and calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, deductions for foreign tax credits, involves the application of complex rules that also depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit or deductions in their particular circumstance.

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

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company,” a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations. Any gain or loss on the sale or disposition generally will be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes. As a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, and a PRC withholding tax is imposed on the sale or disposition of the ordinary shares or ADSs, the tax is unlikely to be treated as creditable, unless the U.S. Holder is eligible for and elects the benefits of the Tax Treaty. Under the Treaty, if any PRC tax was imposed on any gain from the disposition of the ordinary shares or ADSs, the gain may be treated as PRC-source income. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ordinary shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based upon the composition of our current and projected assets, income and activities, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2020 or 2021 taxable years, and we do not currently intend or anticipate becoming a PFIC for our 2022 taxable year or in the foreseeable future. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

We have filed with the SEC registration statements on Form F-1 (File Number 333-164432 and File Number 333-170146). We also filed with the SEC a related registration statement on Form F-6 (File Number 333-164523) with respect to the ADSs. We have also filed with the SEC registration statements on Form F-3 (File Number 333-190273, File Number 333-193379, File Number 333-219925 and File Number 333-251377, and File Number 333-251377). With respect to our securities to be issued under our 2009 Long Term Incentive Plan, we have filed with the SEC registration statements on Form S-8 (File Number 333-170693 and 333-180787). With respect to our securities to be issued under our 2014 Equity Incentive Plan, we have filed with the SEC registration statement on Form S-8 (File Number 333-204082). With respect to our securities to be issued under our 2021 Equity Incentive Plan and our 2022 Equity Incentive Plan, we have filed with the SEC registration statement on Form S-8 (File Number 333-258999) and registration statement on Form S-8 (File Number 333-263307), respectively.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.9%, 2.5% and 0.9% in 2019, 2020 and 2021, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2021, our foreign exchange forward contracts denominated in U.S. dollar and Euro had notional values of US$630.0 million and €20.0 million, respectively. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a gain relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB288.9 million (US$45.3 million) in 2021. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We recorded a net foreign exchange loss of RMB355.5 million (US$55.8 million) in 2021. We recorded a net foreign exchange loss of RMB336.5 million in 2020 due to the depreciation of the U.S. dollars against the Renminbi. We incurred a net foreign-exchange gain of RMB8.8 million in 2019 due to the appreciation of the U.S. dollars against the Renminbi.

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

As of December 31, 2021, we held RMB8.32 billion (US$1.31 billion) in cash and cash equivalents, of which RMB11.07 billion (US$1.73 million) were denominated in U.S. dollars, a 5% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB553.6 million (US$86.9 million) in our cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31, 2021, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB13.34 billion (US$2.09 billion). As of December 31, 2021, we had short-term borrowings outstanding of RMB667.7 million (US$104.8 million), RMB166.0 million (US$26.1 million), RMB2.84 billion (US$446.4 million), which were denominated in Euros, JPY and USD respectively, and bearing a weighted average interest rates of 1.95%, 1.25%, 2.59%, per annum, respectively. We have long-term borrowings (excluding the current portion of long-term bank borrowings and financing associated with failed sale-leaseback transactions due within one year) of RMB9.90 billion (US$1.55 billion), which bore interest at an average annual rate of 5.23% as of December 31, 2021.

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

In September 2016, we signed a US$25.0 million two-year bank facility agreement with Malayan Banking Berhad, the term of which was extended to September 2022, to support our working capital and business operations in Malaysia.

In July 2017, we entered into a four-year financial lease in the amount of RMB600.0 million to support the improvement of our production efficiency.

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan. The loan was downsized to JPY3.00 billion after annual review in December 2021.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of our ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2021, the depositary paid us an annual reimbursement of US$360.7 thousand for legal and investor relations expenses.

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

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred in 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2020		2021
	(RMB)		(RMB)	(US$)

	(in thousands)
Audit Fees	5,800		6,000	941.5
Audit-related Fees	1,350	(1)	—	—
Tax Fees (2)	623		745	116.9
All Other Fees			—	—
Total	7,773		6,745	1,058.4
(1)	represents the aggregate fees billed for professional services rendered by our independent registered public accounting firm in connection with our 2020 ATM Program.

(2)	“Tax Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for tax advice.

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

ITEM 16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

						(d) Maximum
						Approximate
				(c) Total		Dollar Value
				Number of ADSs		of ADSs That
				Purchased		May Yet Be
				as Part of		Purchased
	(a) Total			Publicly		Under the
	Number of	(b) Average		Announced		Plans or
	ADSs	Price Paid per		Plans or		Program (in
Period	Purchased	ADS		Programs(1)		million)(1)
March 12, 2020 through March 31, 2020	305,660	US$	13.58	305,660	US$	95.9
April 2020	—		—	—	US$	95.9
May 2020	—		—	—	US$	95.9
June 2020	—		—	—	US$	95.9
July 2020	—		—	—	US$	95.9
August 2020	—		—	—	US$	95.9
September 2020	—		—	—	US$	95.9
October 2020	—		—	—	US$	95.9
November 2020	—		—	—	US$	95.9
December 2020	—		—	—	US$	95.9
January 2021	—		—	—	US$	95.9
February 2021	—		—	—	US$	95.9
March 2021	—		—	—	US$	95.9
April 2021	—		—	—	US$	95.9
May 2021	—		—	—	US$	95.9
June 2021	—		—	—	US$	95.9
July 2021	—		—	—	US$	95.9
August 2021	—		—	—	US$	95.9
September 2021	—		—	—	US$	95.9
October 2021	—		—	—	US$	95.9
November 2021	—		—	—	US$	95.9
December 2021	—		—	—	US$	95.9
Total	305,660	US$	13.58	305,660		—
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

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.                Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

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

4.22	Automatic Shelf Registration Statement on Form F-3 (File No. 333-251377) filed with the Securities and Exchange Commission on December 16, 2020

4.23

Form of Distribution Agency Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 on Form 6-K (File No. 001-34615) furnished with the Securities and Exchange Commission on December 16, 2020)

4.24	2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 28, 2021)

4.25	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-263307) filed with the Securities and Exchange Commission on March 4, 2022)

8.1*	Subsidiaries of the Registrant

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

*Filed with this annual report on Form 20-F

**Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on this Form 20-F on its behalf.

JinkoSolar Holding Co., Ltd.

	By:	/s/ Xiande Li
	Name:	Xiande Li
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 28, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JinkoSolar Holding Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows, for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accrued warranty costs

As described in Note 2 to the consolidated financial statements, solar modules produced by the Company are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Management applied significant judgment in estimating the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. The Company’s accrued warranty costs were RMB1,008 million as of December 31, 2021.

The principal considerations for our determination that performing procedures relating to the accrued warranty costs is a critical audit matter are the significant judgment made by management in estimating the warranty costs, including the expected failure rate and the estimated replacement costs. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s estimation of warranty costs.

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

Allowance for doubtful accounts for accounts receivable

As described in Notes 2 and 7 to the consolidated financial statements, the Company’s gross accounts receivable were RMB7,822 million, for which an allowance for doubtful accounts of RMB324 million was recorded as of December 31, 2021. The allowance is management’s estimate of expected credit losses on accounts receivable. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, including size, type of the services and products the Company provided. Management determined an expected loss rate for each group based on historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses.

The principal considerations for our determination that performing procedures relating to the allowance for doubtful accounts for accounts receivable is a critical audit matter are the significant judgment made by management in estimating the credit loss provision for accounts receivable. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s judgement about credit risk characteristics, lifetime for debt recovery, current and future economic conditions.

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

April 28, 2022

We have served as the Company’s auditor since 2008.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2 (al))
Revenues from third parties	29,592,010,063	35,067,287,007	40,794,758,592	6,401,587,828
Revenues from related parties	154,277,696	62,171,609	31,762,514	4,984,232
Total revenues	29,746,287,759	35,129,458,616	40,826,521,106	6,406,572,060
Cost of revenues	(24,314,602,138)	(28,957,798,084)	(34,168,686,106)	(5,361,812,464)
Gross profit	5,431,685,621	6,171,660,532	6,657,835,000	1,044,759,596
Selling and marketing	(2,250,335,913)	(2,473,982,242)	(2,856,464,995)	(448,241,690)
General and administrative	(1,059,026,633)	(1,409,371,207)	(1,963,562,082)	(308,125,739)
Impairment of long-lived assets	(68,262,038)	(114,167,665)	(273,712,982)	(42,951,540)
Research and development	(324,434,526)	(389,192,056)	(461,589,946)	(72,433,535)
Total operating expenses	(3,702,059,110)	(4,386,713,170)	(5,555,330,005)	(871,752,504)
Income from operations	1,729,626,511	1,784,947,362	1,102,504,995	173,007,092
Interest expenses, net	(391,582,064)	(459,233,810)	(624,029,438)	(97,923,836)
Subsidy income	63,016,966	191,980,690	465,685,219	73,076,173
Exchange gain/(loss), net	8,808,559	(336,522,915)	(355,498,839)	(55,785,525)
Other income, net	17,873,433	2,292,191	1,911,050	299,885
Gain on disposal of subsidiaries	19,935,109	—	—	—
Change in fair value of foreign exchange forward contracts	(78,283,526)	191,185,803	288,880,284	45,331,620
Change in fair value of foreign exchange options	(330,706)	(3,607,817)	18,808,763	2,951,505
Change in fair value of interest rate swap	(69,974,512)	(78,878,089)	—	—
Change in fair value of convertible senior notes and call option	(29,257,458)	(725,791,523)	191,640,770	30,072,619
Convertible senior notes issuance costs	(18,646,101)	—	—	—
Income before income taxes	1,251,186,211	566,371,892	1,089,902,804	171,029,533
Income tax expenses	(277,979,001)	(178,410,780)	(194,140,148)	(30,464,826)
Equity in (loss)/income of affiliated companies	(48,854,715)	(52,705,838)	59,808,853	9,385,314
Net income	924,352,495	335,255,274	955,571,509	149,950,021
Less: Net income attributable to the non-controlling interests	(25,690,269)	(104,870,621)	(234,553,599)	(36,806,578)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	898,662,226	230,384,653	721,017,910	113,143,443

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share-
Basic	5.31	1.29	3.78	0.59
Diluted	4.85	(1.36)	2.01	0.31
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS-
Basic	21.22	5.15	15.12	2.37
Diluted	19.40	(5.42)	8.02	1.26
Weighted average ordinary shares outstanding
Basic	169,363,306	178,938,853	190,672,869	190,672,869
Diluted	166,567,757	171,438,853	205,719,772	205,719,772

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2 (al))
Net income	924,352,495	335,255,274	955,571,509	149,950,021
Other comprehensive income:
-Change in fair value of interest rate swap cash flow hedges (Note 31)	—	—	(12,294,252)	(1,929,236)
-Reclassification of change in instrument-specific credit risk (Note 24)	—	—	(14,252,339)	(2,236,503)
-Change in instrument-specific credit risk (Note 24)	(21,089,777)	60,325,828	56,224,381	8,946,309
-Foreign currency translation adjustments	13,741,077	(251,893,476)	(55,437,508)	(8,822,831)
Comprehensive income	917,003,795	143,687,626	929,811,791	145,907,760
Less: comprehensive income attributable to non-controlling interests	(25,690,269)	(104,870,621)	(234,553,599)	(36,806,578)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	891,313,526	38,817,005	695,258,192	109,101,182

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

	December 31, 2020	December 31, 2021
	RMB	RMB	USD
			(Note 2 (al))
ASSETS
Current assets:
Cash and cash equivalents	7,481,678,114	8,321,415,455	1,305,811,671
Restricted cash	593,093,671	602,044,348	94,473,896
Restricted short-term investments	6,400,637,248	9,261,917,940	1,453,397,034
Short-term investments	570,000,000	150,000,000	23,538,273
Accounts receivable, net - related parties	410,358,136	29,417,134	4,616,190
Accounts receivable, net - third parties	4,534,758,279	7,471,102,880	1,172,379,073
Notes receivable - related party	33,001,402	—	—
Notes receivable, net - third parties	1,051,561,153	1,689,102,074	265,056,974
Advances to suppliers - third parties	1,002,613,083	1,536,154,555	241,056,171
Inventories, net	8,376,935,829	13,252,351,826	2,079,583,188
Foreign exchange forward contract receivables	183,146,199	73,532,113	11,538,793
Other receivables - related parties	23,756,223	17,348,048	2,722,287
Held-for-sale assets	—	684,631,420	107,433,610
Prepayments and other current assets	3,020,592,138	2,435,056,434	382,113,491
Total current assets	33,682,131,475	45,524,074,227	7,143,720,651
Non-current assets:
Restricted long-term investments	1,389,194,457	1,204,696,636	189,043,191
Accounts receivable, net - third parties	26,404,958	27,623,953	4,334,801
Project assets, net	645,354,723	—	—
Investments in affiliates	194,257,539	538,865,592	84,559,770
Property, plant and equipment, net	12,455,443,559	19,969,893,729	3,133,712,100
Land use rights, net	760,961,584	1,090,056,680	171,053,680
Intangible assets, net	35,837,648	55,484,482	8,706,726
Deferred tax assets	255,107,432	371,767,409	58,338,419
Financing lease right-of-use assets, net	829,122,192	628,592,051	98,639,810
Operating lease right-of-use assets, net	316,512,346	438,271,327	68,774,335
Call option related to convertible senior notes	756,929,181	—	—
Advances to suppliers to be utilized beyond one year	—	296,709,363	46,560,174
Other assets – related parties	107,318,909	3,291,940	516,577
Other assets – third parties	1,777,798,867	2,739,159,389	429,833,881
Investments in equity securities	—	95,000,000	14,907,573
Total non-current assets	19,550,243,395	27,459,412,551	4,308,981,037
Total assets	53,232,374,870	72,983,486,778	11,452,701,688

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

	December 31, 2020	December 31, 2021
	RMB	RMB	USD
			(Note 2 (al))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	14,113,577	15,863,346	2,489,305
Accounts payable - third parties	4,436,495,099	6,799,853,892	1,067,045,459
Notes payable - third parties	9,334,876,307	12,072,223,255	1,894,395,263
Accrued payroll and welfare expenses	995,054,181	1,240,790,768	194,707,147
Advances from third parties	2,451,495,092	5,914,353,779	928,091,168
Income tax payables	73,720,203	214,855,991	33,715,593
Foreign exchange forward derivatives payables	17,894,719	2,659,203	417,287
Convertible senior notes - current	1,831,612,124	—	—
Financing lease liabilities - current	272,329,554	194,939,003	30,590,183
Operating lease liabilities - current	48,244,010	62,515,082	9,809,981
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	8,238,530,781	13,339,366,693	2,093,237,720
Other payables and accruals - third parties	3,408,395,342	4,844,082,786	760,142,295
Other payables - related parties	71,515,404	2,229,986	349,933
Guarantee liabilities to related parties	22,519,228	2,500,484	392,381
Held-for-sale liabilities	—	553,234,267	86,814,529
Deferred revenue	—	200,000,000	31,384,364
Total current liabilities	31,216,795,621	45,459,468,535	7,133,582,608
Non-current liabilities:
Long-term borrowings	7,301,535,829	9,896,454,537	1,552,969,673
Long-term payables	97,372	568,495,484	89,209,347
Accrued warranty costs - non-current	769,331,650	858,641,186	134,739,539
Financing lease liabilities - non-current	313,087,663	236,373,848	37,092,215
Operating lease liabilities - non-current	277,239,113	385,419,556	60,480,739
Convertible senior notes	—	1,098,736,489	172,415,731
Deferred tax liability	328,713,193	183,003,129	28,717,184
Guarantee liabilities to related parties - non-current	34,812,446	9,641,903	1,513,025
Total non-current liabilities	9,024,817,266	13,236,766,132	2,077,137,453
Total liabilities	40,241,612,887	58,696,234,667	9,210,720,061

Commitment and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 190,380,309 and 193,770,753 shares issued as of December 31, 2020 and December 31, 2021, respectively)	26,052	26,491	4,157
Additional paid-in capital	5,251,244,630	5,617,922,528	881,574,636
Statutory reserves	692,008,508	700,244,270	109,883,606
Accumulated other comprehensive loss	(128,615,450)	(154,375,168)	(24,224,833)
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2020 and December 31, 2021,	(43,169,878)	(43,169,878)	(6,774,296)
Retained earnings	4,216,350,412	4,929,132,560	773,488,462
Total JinkoSolar Holding Co., Ltd. Shareholders’ equity	9,987,844,274	11,049,780,803	1,733,951,732
Non-controlling interests	3,002,917,709	3,237,471,308	508,029,895
Total shareholders’ equity	12,990,761,983	14,287,252,111	2,241,981,627
Total liabilities, redeemable non-controlling interest and shareholders’ equity	53,232,374,870	72,983,486,778	11,452,701,688

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Ordinary shares issued				JinkoSolar Holding Co., shareholders’ equity
					Accumulated			Retained
					other	Number of		earnings	Non-	Total
	Number of		Additional	Statutory	comprehensive	Treasury	Treasury	(Accumulated	controlling	shareholders’
	shares	Par value	paid-in capital	reserves	(loss)/income	Stock	Stock	losses)	interests	equity
		RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2018	158,587,937	21,727	4,010,739,727	570,176,203	70,300,898	(1,723,200)	(13,875,553)	3,202,528,312	614,086,626	8,453,977,940
Share-based compensation expense	—	—	4,578,315	—	—	—	—	—	—	4,578,315
Common stock offering	18,687,500	2,579	488,948,216	—	—	—	—	—	—	488,950,795
Appropriation to statutory reserves	—	—	—	119,530,534	—	—	—	(119,530,534)	—	—
Foreign currency exchange translation adjustment	—	—	—	—	13,741,077	—	—	—	—	13,741,077
Change in the instrument-specific credit risk (Note 24)	—	—	—	—	(21,089,777)	—	—	—	—	(21,089,777)
Contribution from non-controlling interest	—	—	—	—	—	—	—	—	2,595,780,000	2,595,780,000
Disposition of Poyang Luohong subsidiary (Note 1)	—	—	—	—	—	—	—	—	(97,848,385)	(97,848,385)
Exercise of share options	3,378,060	461	78,583,604	—	—	—	—	—	—	78,584,065
Net income	—	—	—	—	—	—	—	898,662,226	25,690,269	924,352,495
Balance as of December 31, 2019	180,653,497	24,767	4,582,849,862	689,706,737	62,952,198	(1,723,200)	(13,875,553)	3,981,660,004	3,137,708,510	12,441,026,525
Share-based compensation expense	—	—	922,868	—	—	—	—	—	—	922,868
Common stock offering	5,976,272	781	636,178,663	—	—	—	—	—	—	636,179,444
Appropriation to statutory reserves	—	—	—	2,301,771	—	—	—	(2,301,771)	—	—
Foreign currency exchange translation adjustment	—	—	—	—	(251,893,476)	—	—	—	—	(251,893,476)
Change in the instrument-specific credit risk (Note 24)	—	—	—	—	60,325,828	—	—	—	—	60,325,828
Contribution from non-controlling interest (Note 1)	—	—	—	—	—	—	—	—	865,000,000	865,000,000
Contribution from principal shareholders (Note 26)	—	—	139,854,157	—	—	—	—	—	(139,854,157)	—
Settlement of non-controlling interest (Note 20)	—	—	(171,497,761)	—	—	—	—	—	(3,798,746,361)	(3,970,244,122)
Repurchase of non-controlling interest	—	—	(20,624,812)	—	—	—	—	—	(266,060,904)	(286,685,716)
Equity financing in a subsidiary (Note 26)	—	—	—	—	—	—	—	—	3,100,000,000	3,100,000,000
Exercise of share options	3,750,540	504	83,561,653	—	—	—	—	—	—	83,562,157
Share repurchase(Note 25)	—	—	—	—	—	(1,222,640)	(29,294,325)	—	—	(29,294,325)
Cumulative effect of adoption of new accounting standard (Note 2(am))	—	—	—	—	—	—	—	6,607,526	—	6,607,526
Net income	—	—	—	—	—	—	—	230,384,653	104,870,621	335,255,274
Balance as of December 31, 2020	190,380,309	26,052	5,251,244,630	692,008,508	(128,615,450)	(2,945,840)	(43,169,878)	4,216,350,412	3,002,917,709	12,990,761,983
Share-based compensation expense	—	—	9,884,090	—	—	—	—	—	—	9,884,090
Appropriation to statutory reserves	—	—	—	8,235,762	—	—	—	(8,235,762)	—	—
Foreign currency exchange translation adjustment	—	—	—	—	(55,437,508)	—	—	—	—	(55,437,508)
Change in the instrument-specific credit risk (Note 24)	—	—	—	—	56,224,381	—	—	—	—	56,224,381
Exercise of share options	109,200	14	2,211,730	—	—	—	—	—	—	2,211,744
Conversion of Convertible senior notes (Note 24)	3,281,244	425	354,582,078	—	(14,252,339)	—	—	—	—	340,330,164
Net income	—	—	—	—	—	—	—	721,017,910	234,553,599	955,571,509
Change in fair value of interest rate swap cash flow hedges	—	—	—	—	(12,294,252)	—	—	—	—	(12,294,252)
Balance as of December 31, 2021	193,770,753	26,491	5,617,922,528	700,244,270	(154,375,168)	(2,945,840)	(43,169,878)	4,929,132,560	3,237,471,308	14,287,252,111

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(Note 2 (al))
Cash flows from operating activities:
Net income	924,352,495	335,255,274	955,571,509	149,950,021
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation charge:	4,578,315	922,868	9,884,090	1,551,029
Change in fair value of foreign exchange forward contracts	(48,425,227)	(129,806,218)	104,643,184	16,420,799
Change in fair value of foreign exchange options	330,706	3,607,817	(18,808,763)	(2,951,505)
Change in fair value of convertible senior notes	114,149,092	1,202,082,070	(327,761,941)	(51,433,001)
Change in fair value of call option	(84,891,634)	(476,290,547)	136,121,171	21,360,382
Change in fair value of interest rate swap	69,974,512	78,878,089	—	—
Convertible senior notes issuance expense	18,646,101	—	—	—
Deferred income taxes	291,623,774	94,158,083	(262,370,041)	(41,171,585)
Depreciation of property, plant and equipment	737,584,653	1,160,851,059	1,603,785,908	251,669,006
Amortization of right-of-use assets	145,539,290	146,965,210	135,791,384	21,308,631
Depreciation of project assets	77,028,161	52,830,115	32,559,392	5,109,279
Amortization of land use rights	11,974,071	12,379,121	18,030,766	2,829,421
Amortization of intangible assets	6,822,339	10,176,591	11,903,960	1,867,991
Amortization of guarantee liability	(18,574,433)	(14,687,691)	(6,364,065)	(998,661)
Inventory write-down	135,874,384	270,893,308	823,273,338	129,189,552
Provision for expected credit loss	61,591,999	14,086,414	82,427,030	12,934,600
Loss on disposal of property, plant and equipment	67,953,732	428,115,147	350,335,547	54,975,292
Amortization of deferred losses related to sale-leaseback transactions	33,560,902	27,502,575	13,423,787	2,106,486
Impairment of long-lived assets	68,262,038	114,167,665	273,712,982	42,951,540
Equity in loss/(income) of affiliated companies	48,854,715	52,705,838	(59,808,853)	(9,385,314)
Gain on disposal of investment in subsidiaries	(19,935,109)	—	—	—
Exchange (gain)/loss, net	(8,808,559)	336,522,915	355,498,839	55,785,525
Changes in operating assets and liabilities (net of impact of disposition):
Decrease/(Increase) in accounts receivable – third parties	168,487,767	362,086,656	(3,666,405,631)	(575,339,050)
Decrease in accounts receivable - related parties	155,264,144	89,587,130	364,677,061	57,225,789
(Increase)/decrease in notes receivable – third parties	(519,332,155)	478,057,166	(638,398,483)	(100,178,653)
(Increase)/decrease in notes receivable – related parties	(18,628,574)	(14,372,828)	33,001,402	5,178,640
(Increase)/decrease in advances to suppliers – third parties	(1,852,725,829)	1,536,442,289	(856,573,928)	(134,415,141)
Increase in inventories	(209,819,715)	(2,822,713,480)	(5,698,689,335)	(894,248,711)
(Increase)/decrease in project assets constructed for sale, net of incremental revenue (Note 2(m))	(397,684,206)	976,712,752	—	—
Decrease in lease liabilities	(28,151,002)	(36,498,499)	(50,425,973)	(7,912,936)
Decrease in other receivables – related parties	13,411,589	30,562,057	6,408,175	1,005,582
Decrease/(Increase) in prepayments and other current assets	57,559,179	(1,112,028,646)	(208,125,020)	(32,659,357)
Decrease in other assets - related parties	48,230,439	—	104,026,969	16,324,101
Decrease in other assets – third parties	(797,875,265)	(75,444,724)	(139,876,504)	(21,949,677)
Increase in land use right	—	(176,282,702)	(347,125,862)	(54,471,623)
Increase/(decrease) in accounts payable – third parties	184,669,751	(367,053,963)	2,644,118,292	414,919,859
Increase/(decrease) in accounts payable – related parties	35,611,667	(22,196,133)	1,749,769	274,577
Increase in accrued payroll and welfare expenses	68,544,633	115,536,590	245,736,587	38,561,433
Increase in deferred revenue	—	—	200,000,000	31,384,364
Increase/(decrease) in advances from – third parties	1,676,456,800	(1,792,906,128)	3,533,231,493	554,441,122
Decrease in advances from – related parties	(161,471)	(748,615)	—	—
Increase/(decrease) in income tax payables	48,243,071	(44,762,990)	141,135,788	22,147,285
Decrease in derivative assets - foreign exchange option	516,012	—	—	—
Decrease in derivative liability - interest rate swap	(21,488,548)	(140,150,054)	—	—
Increase in other payables and accruals – third parties	161,448,319	687,122,690	599,617,652	94,093,094
Increase/(decrease) in other payables and accruals – related parties	—	58,388,053	(69,285,420)	(10,872,394)
Decrease of long-term borrowings related to sale of project assets constructed for sale	—	(859,165,984)	—	—
Net cash provided by operating activities	1,410,642,923	591,486,340	430,646,256	67,577,792

Cash flows from investing activities:
Maturity of restricted short-term investments	7,876,919,116	10,075,360,381	10,501,199,585	1,647,867,367
Maturity of short-term investments	—	—	723,000,000	113,454,477
Maturity of restricted long-term investments	640,908,642	790,399,307	1,648,699,946	258,716,999
Proceeds from disposal of property, plant and equipment	201,267,370	88,714,309	20,457,548	3,210,236
Cash received from, net of cash disposed of, disposal of subsidiaries	198,291,138	48,078,440	—	—
Purchase of property, plant and equipment	(3,297,539,820)	(4,055,059,787)	(8,653,858,691)	(1,357,979,267)
Cash paid for project assets constructed to operate	(376,505,336)	(76,350,901)	—	—
Cash paid for investment in affiliates	(295,049,363)	—	(315,000,000)	(49,430,374)
Purchase of land use right	(34,951,335)	—	—	—
Purchase of intangible assets	(7,855,985)	(14,565,882)	(32,261,485)	(5,062,531)
Purchase of restricted short-term investments	(10,749,001,884)	(9,552,995,862)	(13,362,480,277)	(2,096,864,745)
Purchase of restricted long-term investments	(181,771,258)	(1,648,435,788)	(1,464,202,125)	(229,765,265)
Purchase of short-term investments	—	(570,000,000)	(303,000,000)	(47,547,312)
Purchase of a subsidiary	—	(19,431,850)	—	—
Cash paid for investment in equity securities	—	—	(95,000,000)	(14,907,573)
Cash received from dividend	—	15,597,932	23,212,799	3,642,595
Net cash used in investing activities	(6,025,288,715)	(4,918,689,701)	(11,309,232,700)	(1,774,665,393)

Cash flows from financing activities:
Proceeds from exercise of call option	—	—	621,058,952	97,457,702
Proceeds from issuance of ordinary shares	488,950,795	—	641,065,394	100,597,149
Cash received from issuance of convertible senior notes	585,301,500	—	—	—
Cash payment for call option	(206,577,000)	—	—	—
Cash payment for deposit of call option	(10,328,850)	—	—	—
Cash payment for finance lease and related deposit as lessee	(284,089,511)	(252,485,455)	(286,292,083)	(44,925,475)
Proceeds from exercise of share options	38,245,122	114,758,281	10,185,136	1,598,270
Payment of deposit for finance lease as lessee	(89,761,500)	—	(4,257,105)	(668,033)
Capital contributions by non-controlling interest holder	2,595,780,000	865,000,000	—	—
Issuance cost paid for issuance of convertible senior notes	(18,646,101)	—	—	—
Proceeds from bank borrowings	17,877,213,936	24,104,976,401	30,445,780,446	4,777,607,327
Repayment of borrowings	(14,945,664,410)	(25,337,297,256)	(24,280,436,663)	(3,810,130,349)
Decrease in notes payable - related party	(35,000,000)	—	—	—
Increase in notes payable - third party	1,686,462,664	1,816,306,625	2,737,346,948	429,549,469
Repurchase of convertible senior notes	(68,632)	—	—	—
Repayment of bonds payable	(300,000,000)	—	—	—
Equity financing in a subsidiary	—	3,100,000,000	—	—
Borrowings from government background funds	—	2,202,000,000	2,133,400,000	334,777,014
Repurchase of shares	—	(29,294,325)	—	—
Repurchase of non-controlling interest	—	(286,685,716)	—	—
Net cash provided by financing activities	7,381,818,013	6,297,278,555	12,017,851,025	1,885,863,074
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	24,758,635	(169,261,838)	(116,789,917)	(18,326,886)
Net increase in cash, cash equivalents, and restricted cash	2,791,930,856	1,800,813,356	1,022,474,664	160,448,587
Cash, cash equivalents, and restricted cash, beginning of the year	3,482,027,573	6,273,958,429	8,074,771,785	1,267,107,897
Cash, cash equivalents, and restricted cash, end of the year (Note 2(d))	6,273,958,429	8,074,771,785	9,097,246,449	1,427,556,484

Supplemental disclosure of cash flow information
Cash paid for income tax	13,596,822	357,781,362	157,366,212	24,694,193
Cash paid for interest expenses (net of amounts capitalized)	575,397,291	670,159,522	801,872,617	125,831,312

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in payables	1,488,570,184	1,648,426,572	2,756,445,609	432,546,466
Purchases of project assets included in held-for-sale liabilities	177,729,416	—	—	—
Proceeds from exercise of share options received in subsequent period	40,338,943	9,142,819	1,169,427	183,509
Receivables related to At-The-Market offering	—	641,065,394	—	—
Receivables related to disposal of Property, plant and equipment	—	92,734,513	111,803,786	17,544,454
Disposal of equity securities with consideration offset against payable balance due to third party	—	7,200,000	—	—
Conversion of convertible senior notes to ordinary shares	—	—	340,330,164	53,405,229

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.    ORGANIZATION AND NATURE OF OPERATIONS

JinkoSolar Holding Co., Ltd. (the “Company” or “JinkoSolar Holding”) was incorporated in the Cayman Islands on August 3, 2007. On May 14, 2010, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company and its subsidiaries (collectively the “Group”) are principally engaged in the design, development, production and marketing of photovoltaic products as well as developing commercial solar power projects.

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2021:

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Investment Limited. (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”)	December 13, 2006	PRC	73%

Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko”)	June 30, 2009	PRC	73%

Jinko Solar Import and Export Co., Ltd. (“Jinko Import and Export”)	December 24, 2009	PRC	73%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	73%

Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”)	June 13, 2010	PRC	73%

Xinjiang Jinko Solar Co., Ltd. (“Xinjiang Jinko”)	May 30, 2016	PRC	73%

Yuhuan Jinko Solar Co., Ltd. (“Yuhuan Jinko”)	July 29, 2016	PRC	73%

JinkoSolar (U.S.) Inc. (“Jinko US”)	August 19, 2010	USA	73%

Jiangxi Photovoltaic Materials Co., Ltd. (“Jiangxi Materials”)	December 1, 2010	PRC	73%

JinkoSolar (Switzerland) AG (“Jinko Switzerland”)	May 3, 2011	Switzerland	73%

JinkoSolar (US) Holdings Inc. (“Jinko US Holding”)	June 7, 2011	USA	73%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	73%

Jinko Solar Canada Co., Ltd. (“Jinko Canada”)	November 18, 2011	Canada	73%

Jinko Solar Australia Holdings Co. Pty Ltd. (“Jinko Australia”)	December 7, 2011	Australia	73%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	73%

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	73%

Wide Wealth Group Holding Limited. (“Wide Wealth Hong Kong”)	June 11, 2012	Hong Kong	100%

Canton Best Limited (“Canton Best BVI”)	September 16, 2013	BVI	100%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	73%

JinkoSolar International Development Limited.	August 28, 2015	Hong Kong	100%

JinkoSolar Middle East DMCC (“DMCC”)	November 6, 2016	Emirates	73%

JinkoSolar Trading Privated Limited.	February 6, 2017	India	73%

JinkoSolar LATAM Holding Limited.	August 22, 2017	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	USA	73%

JinkoSolar Technology (Haining) Co., Ltd. (“Haining Jinko”)*	December 15, 2017	PRC	51%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	73%

Jinko Solar Korea Co., Ltd. (“Jinko Korea”)	December 3, 2018	Korea	73%

JinkoSolar (Sichuan) Co., Ltd. (“Jinko Sichuan”)*	February 18, 2019	PRC	48%

JinkoSolar (Qinghai) Co., Ltd. (“Jinko Qinghai”)*	April 3, 2019	PRC	40%

Rui Xu Co., Ltd. (“Rui Xu”)*	July 24, 2019	PRC	44%

JinkoSolar (Yiwu) Co., Ltd. (“Jinko Yiwu”)*	September 19, 2019	PRC	40%

Jinko PV Material Supply SDN. BHD	September 23, 2019	Malaysia	73%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	73%

JinkoSolar (Chuzhou) Co., Ltd. (“Jinko Chuzhou”)*	December 26, 2019	PRC	40%

Zhejiang New Materials Co., Ltd.	March 24, 2020	PRC	73%

JinkoSolar (Shangrao) Co., Ltd. (“Jinko Shangrao”)*	April 17, 2020	PRC	40%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	73%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	73%

Jinko Solar (Malaysia) SDN BHD	August 28, 2020	Malaysia	73%

JinkoSolar (Chuxiong) Co., Ltd. (“Jinko Chuxiong”)	September 25, 2020	PRC	73%

Yiwu New Materials Co., Ltd. (“Yiwu Materials”)	October 24, 2020	PRC	73%

Jinko Solar (Vietnam) Industries Company Limited.	March 29, 2021	Vietnam	73%

JinkoSolar (Leshan) Co., Ltd. (“Jinko Leshan”)	April 25, 2021	PRC	73%

JinkoSolar (Anhui) Co., Ltd. (“Jinko Anhui”)	September 3, 2021	PRC	73%

JinkoSolar (Yushan) Co., Ltd. (“Jinko Yushan”)	September 26, 2021	PRC	59%

* These entities are subsidiaries of Jiangxi Jinko with non-controlling interest. The percentage of ownership is the economic interest calculated as the multiple of the Company’s ownership in Jiangxi Jinko and Jiangxi Jinko’s ownership in such subsidiary.

(i) In October 2020, the Group completed a RMB3.1 billion (approximately USD461.2 million) equity financing through Jiangxi Jinko. Immediately after the closing, third-party investors together with JinkoSolar’s founders and senior management personnel, directly or through their investment arms, collectively own approximately a 26.7% equity interest in Jiangxi Jinko.

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

(iii) Haining Jinko was founded by the Group in the year of 2017 and is principally engaged in the production of photovoltaic products, such as solar modules and cells, for intercompany sales within the Group. In the second and third quarter of 2018, government background companies made capital injection with the amounted of RMB517 million into Haining Jinko. In the third quarter of 2019, to support developments of local enterprise, government background funds of Zhejiang province made investment into Haining Jinko as capital injections through limited partnership established together with Zhejiang Jinko. The total capital injection received from government funds in the year of 2019 amounted to RMB845.78 million. The Group’s percentage of ownership in Haining Jinko was 56.4% as at December 31, 2019. During the year of 2020, the Group repurchased certain of the noncontrolling interests with the consideration of RMB286.7 million, with the difference between the consideration and the carrying amount of noncontrolling interests charged to additional paid-in capital with the amount of RMB20.6 million. In addition, in the fourth quarter of 2020, certain of the non-controlling interest arrangements were settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 20).

(iv) In the third quarter of 2018, the Group and JinkoSolar Power Engineering Group Limited (“ JinkoPower”) jointly invested in and established an entity named Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), which develops and operates solar power project in Shangrao, Jiangxi Province. Cash capital injection with the amount of RMB98 million have been made by JinkoPower at the end of 2018. The Group held 51% equity interests of Poyang Luohong and consolidated such entity in its financial statements. In the fourth quarter of 2019, the Group disposed of 51% equity interest in Poyang Luohong to a third party buyer with the consideration of RMB99.8 million (USD14.3 million). A gain of RMB19.9 million (USD2.9 million) was recognized. The disposal gain was mainly resulted from the recognition of the un-realized profit generated from the module sales transactions between the Group and Poyang Luohong before the disposal with the amount of RMB19.9 million. Consideration associated with the transaction was collected in full in 2019. Upon the disposal, the non-controlling interests related to Poyang Luohong with the carrying amount of RMB97.8 million was eliminated.

(v) In the fourth quarter of 2018, the Group disposed of Jinko Solar Investment (Pty) Ltd and its subsidiary Jinko Solar Pty Ltd. (“JinkoSolar South Africa”) with the consideration of RMB1 to a third party buyer. Loss of disposal amounted to RMB20 thousand was recognized. Consideration associated with the transaction was collected subsequently in 2020.

(vi) In the second quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with the amount of RMB800 million and RMB200 million had been made by the non-controlling shareholders in 2019 and 2020, respectively. The Group controls and consolidates the entity in its financial statements. Jinko Sichuan is principally engaged in the production of silicon ingot for intercompany sales within the Group. In the fourth quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 20).

(vii) In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Chuzhou. Cash capital injections with the amount of RMB550 million and RMB300 million had been made by the non-controlling shareholder in 2019 and 2020, respectively. The Group owns controls and consolidates such entity in its financial statements. Jinko Chuzhou is principally engaged in the production of solar modules for intercompany sales within the Group. In the third quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 20).

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

(ix) In the second quarter of 2020, Jiangxi Jinko, together with a government background fund, established Jinko Shangrao. Cash capital injections with the amount of RMB1,902 million had been made by the government fund as of December 31, 2020. The group owns controls and consolidates such entity in its financial statements. Shangrao Jinko is principally engaged in the production of photovoltaic products, such as solar modules and cells (Note 20).

(x) In the second quarter of 2020, Jiangxi Materials acquired Rui Xu with a consideration of RMB20 million. Rui Xu is principally engaged in the production of photovoltaic consumable materials.

(xi) In the fourth quarter of 2020, the Group disposed all of it’s equity interest in Jinko Huineng Technology Services Co.,Ltd to JinkoPower with the consideration of RMB10.4 million (USD1.6 million). Consideration associated with the transaction was collected in December 2020.

(xii) Jiangxi Jinko, completed its initial public offering (“IPO”) and started trading on the Shanghai Stock Exchange’s Sci-Tech innovation board on January 26, 2022. After the IPO, the Group owns approximately 58.62% of Jiangxi Jinko (Note 33).

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents, restricted short-term investments and restricted cash denominated in RMB amounted to RMB11,149.1 million and RMB16,672.4 million as of December 31, 2020 and 2021, respectively.

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	7,481,678,114	8,321,415,455
Restricted cash	593,093,671	602,044,348
Cash and cash equivalents included in held-for-sale assets	—	173,786,646
Total	8,074,771,785	9,097,246,449

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

g. Derivative Instruments

Derivative instruments are carried at fair value. The fair values of the derivative financial instruments generally represent the estimated amounts expect to receive or pay upon termination of the contracts as of the reporting date.

The Company’s derivative instruments primarily consisted of foreign currency forward contracts and foreign exchange options which are used to economically hedge certain foreign denominated assets/liabilities and reduce, to the extent practicable, the potential exposure to the changes that exchange rates might have on the Company’s earnings, cash flows and financial position. As the derivative instruments do not qualify for hedge accounting treatment, changes in the fair value are reflected in “change in fair value of foreign exchange forward contracts” and “change in fair value of foreign exchange options” of the consolidated statements of operations.

The Company’s solar project subsidiaries located in Mexico obtained long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into long-term interest rate swap contracts to fix the interest rate as a fixed rate payer. The interest rate swap is a derivative which needs to be fair valued at each reporting period end. As the derivative instrument does not qualify for hedge accounting treatment, the fair value gain or loss arising from the measurement is recognized in the consolidated statements of operations.

The Company’s solar project subsidiary located in Argentina entered into an interest rate swap contract to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As the interest rate derivative is designated as cash flow hedge and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments are recorded in other comprehensive income.

h. Current expected credit losses

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

For the year ended December 31, 2021, the Company recorded RMB82,427,030 expected credit loss expense in general and administrative expenses. As of December 31, 2021, the expected credit loss provision for the current and non-current assets were RMB331,130,126 and RMB3,625,550, respectively.

i. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for doubtful accounts should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group executes a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is probable. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluates whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances. The Group adopted ASC 326 on January 1, 2020 and has also made updates to its policies and internal controls over financial reporting as a result of adoption. Details please refer to Note 2 (h) above. Prior to 2020, credit loss allowance of accounts receivable was determined to be the amount of probable incurred credit losses based on historical default experiences as well as other factors associated with the credit risk of the Group’s customers.

j. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. No provision of advance to suppliers was recorded for the years ended December 31, 2019, 2020 and 2021.

k. Inventories

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no provision recorded related to these long-term contracts for each of the three years ended December 31, 2019, 2020 and 2021.

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

n. Assets held for sale

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

The Group entered into an agreement to sell its solar power plant located in Argentina to JinkoPower in December 2021. Assets and liabilities related to the solar power plant were reclassified from project assets to assets/liabilities held for sale as of December 31, 2021.

The Group entered into a share purchase agreement to dispose all of its equity interest in Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”) to the Jinko-Tiansheng’s other shareholders in November 2021. The Group’s investment in Jinko-Tiansheng was reclassified from investments in affiliates to held for sale assets as of December 31, 2021.

o. Interest Capitalization

Interest expenses during the years ended December 31, 2019, 2020 and 2021 were RMB605,882,474, RMB705,158,872 and RMB878,908,327, net of with interest income of RMB170,984,099, RMB216,618,294 and RMB214,291,207 respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the construction projects for the years ended December 31, 2019, 2020 and 2021 were RMB43,841,311, RMB29,306,768 and RMB40,587,682, respectively.

p. Land use rights and land lease

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

With the adoption of ASU No. 2016-01 and the Update, for investments in equity securities lacking of readily determinable fair values and the ability to exercise significant influence, the Company elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. Adoption of these standards had no significant impact on the Group’s consolidated financial statements for the years ended 2019, 2020 and 2021.

The Group’s investments include equity method investments and equity securities without readily determinable fair values.

The Group holds equity investments in affiliates in which it does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee. These investments are accounted for under equity method of accounting wherein the Group records its proportionate share of the investees’ income or loss in its consolidated financial statements.

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

u. Leases

The Company adopted ASC Topic 842 to account for its lease transactions since January 1, 2019. The Company determines if a contract contains a lease at inception of the arrangement based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which the Company does not own. Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease. The Company does not typically incur variable lease payments related to its leases.

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

v. Guarantees

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

Pursuant to the master service agreement signed with JinkoPower, guarantee service fee is settled on an annual basis.

w. Revenue recognition

On January 1, 2018, the Company adopted revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”).

The Company negotiated payment terms on a case by case basis and allows most of its overseas’ customers to make full payment within 90 days and its domestic customers to make 90% to 95% of payment within 180 days after delivery and the rest will be paid when the Retainage Period (as defined below) ends.

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

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts have been completed before the adoption date, and as the company has elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, with the amount of RMB7,660,940, RMB28,824,540 and RMB 3,036,961 in 2019, 2020 and 2021.

The total amounts of retainage that were not recognized as revenue were RMB55,582,550, RMB26,758,010 and RMB23,721,049 as of December 31, 2019, 2020 and 2021, respectively.

The Group was mainly subject to value added taxes (“VAT”) on its sales from products. The Group recognizes revenue net of VAT. Related surcharges, such as urban maintenance and construction tax as well as surtax for education expenses are recorded in cost of revenues.

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

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2019, 2020 and 2021, no incremental cost was capitalized as assets.

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

(d)  Revenue on processing services

The Group provides solar power product processing services to customers and the revenue of processing services is recognized at a point in time upon completion which is generally evidenced by delivery of processed products to the customers.

VAT on invoice amount is collected on behalf of tax authorities in respect of the sales of product and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

x. Segment report

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments.

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors as well as the CEO, who only review consolidated results of the Group when making decisions about allocating resources and assessing performance. Hence, the Group has only one operating segment which is vertically integrated solar power products manufacturing business from silicon ingots, wafers, cells to solar modules.

y. Cost of revenue

Cost of revenue for sales of photovoltaic products includes production and indirect costs, as well as shipping and handling costs for raw materials purchase and provision for inventories.

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was RMB19.4 million, RMB40.4 million and RMB31.3 million for years ended December 31, 2019, 2020 and 2021, respectively.

z. Warranty cost

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

Management applied significant judgements in estimating the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. Based on the actual claims incurred during the past years which appears to be consistent with the market practice, the Group projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Group’s actual claims experience in the historical periods as well as management’s current best estimation, the Group believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Group, as opposed to the current and past spot prices. As the average selling price of solar modules continued to drop in recent years, the Group reversed previous years’ recorded warranty liability of RMB123,853,626, RMB123,942,984 and RMB103,788,113, with a corresponding decrease to selling and marketing expenses, in 2019, 2020 and 2021 respectively.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs–non-current, respectively, which reflect the Group’s estimation of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2019, 2020 and 2021, warranty costs accrued for the modules delivered in the periods before the reversals due to updated project replacement cost were RMB303,652,391, RMB363,159,029 and RMB390,238,953, respectively. The utilization of the warranty accruals for the years ended December 31, 2019, 2020 and 2021 were RMB85,035,667, RMB98,525,648 and RMB170,776,360, respectively. Utilization of warranty accruals in 2019 was mainly caused by the extreme climatic conditions in Xinjiang, China and India. Utilization of warranty accruals in 2020 was mainly due to sporadic customer claims with accumulation of the Group’s solar module shipment. Utilization of warranty accruals in 2021 was mainly due to extreme climatic conditions in Europe. Considering the defective modules only comprised a small portion of the Group’s module shipments, it is less likely to have a significant impact on the Group’s estimation on the expected failure rate of module production.

Movement of accrued warranty cost

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
At beginning of year	656,677,245	751,440,343	892,130,740
Additions	303,652,391	363,159,029	390,238,953
Utilization	(85,035,667)	(98,525,648)	(170,776,360)
Reversal to selling and marketing expense	(123,853,626)	(123,942,984)	(103,788,113)
At end of year	751,440,343	892,130,740	1,007,805,220

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

aa. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB1,489,639,843, RMB1,631,219,134 and RMB2,048,097,568 for the years ended December 31, 2019, 2020 and 2021, respectively.

ab. Research and development

Research and development costs are expensed when incurred.

ac. Start-up costs

The Group expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities (excluding costs that are capitalized as part of property, plant and equipment) and costs incurred with the formation of new subsidiaries such as organization costs.

ad. Income Taxes

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. As of December 31, 2020 and 2021, there were no uncertain tax positions.

ae. Commitments and Contingencies

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term and long-term investments, accounts and notes receivable, foreign exchange forward contract receivables other receivables, prepayments and other current assets, call option, foreign exchange option, accounts and notes payable, other payables and accruals, foreign exchange forward contract payables, guarantee liabilities, lease liabilities, short-term borrowings, long-term borrowings, long-term payables, convertible senior notes and interest rate swap.

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

ag. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2019, 2020 and 2021, the Group received financial subsidies of RMB63,016,966, RMB191,980,690 and RMB465,685,219 from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as deferred revenue which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB24,889,754, RMB20,000,000 and RMB290,690,000 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, the carrying value of deferred revenue was RMB200,000,000.

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

ai. Statutory reserves

Jiangxi Jinko and Zhejiang Jinko, as sino-foreign owned joint ventures incorporated in the PRC, are required to make appropriations of net profits, after recovery of accumulated deficit, to (i) a general reserve fund, (ii) an enterprise expansion fund, and (iii) a staff bonus and welfare fund prior to distribution of dividends to investors. These reserve funds are set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (the “PRC GAAP”). The percentage of net profit for appropriation to these funds is at the discretion of their board of directors.

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

For the years ended December 31, 2019, 2020 and 2021, the Group made total appropriations to statutory reserves of RMB119,530,534, RMB2,301,771 and RMB8,235,762, respectively.

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

al. Other comprehensive income

Other comprehensive income is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries, the changes in fair value of interest swap cash flow hedges, and changes in instrument-specific credit risk of financial liabilities using fair value option.

am. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars (“USD” or “USD”) as of and for the year ended December 31, 2021 are solely for the convenience of readers and were calculated at the rate of RMB6.3726 to USD1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2021, or at any other rate.

an. Recent accounting pronouncements

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

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020, with early adoption permitted. The adoption of this standard did not have a material impact on the Company’s disclosures.

New Accounting Standards Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact of ASU 2020-04.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company is currently evaluating the impact of ASU 2021-04 on its consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this Update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The standard is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the impact of ASU 2021-08 on its consolidated financial statements.

3.    REVENUES

The Group’s revenues for the respective periods are detailed as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Sales of solar modules	28,344,380,913	32,556,394,365	37,737,382,637
Sales of solar projects	—	1,197,712,617	—
Sales of silicon wafers	913,702,864	452,141,442	1,152,055,480
Sales of solar cells	282,407,099	344,509,546	606,581,781
Sales of other solar materials	155,742,512	478,184,047	1,043,759,602
Processing service fees	—	—	186,045,239
Revenue from generated electricity	50,054,371	100,516,599	100,696,367
Total	29,746,287,759	35,129,458,616	40,826,521,106

In March 2020, the Company sold two solar power plants in Mexico, that were constructed with an intent to sell, with a combined capacity of 155 MW to an independent third party, and recognized sales of solar projects with the amount of RMB1,197.7 million.

The following table summarizes the Group’s net revenues generated in respective region:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	5,195,021,423	6,370,974,981	10,134,888,460
North America	7,550,454,941	10,098,115,960	6,621,798,500
Europe	5,201,919,985	4,644,486,810	7,481,580,825
Asia Pacific	7,304,164,060	9,603,210,650	10,239,162,220
Rest of the world	4,494,727,350	4,412,670,215	6,349,091,101
Total	29,746,287,759	35,129,458,616	40,826,521,106

4.    INTEREST EXPENSES, NET

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Interest expenses	605,882,474	705,158,872	878,908,327
Less: Interest capitalization	(43,841,311)	(29,306,768)	(40,587,682)
Less: Interest income	(170,984,099)	(216,618,294)	(214,291,207)
Amortization of bond issuance costs	525,000	—	—
Total	391,582,064	459,233,810	624,029,438

5.    OTHER INCOME, NET

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Guarantee income	18,574,433	14,687,691	6,364,065
Donations	(701,000)	(12,395,500)	(4,453,015)
Total	17,873,433	2,292,191	1,911,050

Since 2016, the Group issued debt payment guarantees and redemption guarantees in favor of JinkoPower, a related party (Note 28). The guarantee liability which corresponds with the guarantee fees received is being amortized in straight line during the guarantee period from 1 to 16 years based on the life of the outstanding guaranteed bank loans by recognizing a credit to other income.

Donations for the years ended December 31, 2020 and 2021 were primarily due to the Group’s charitable donations in sight of the outbreak of COVID-19.

6.    TAXATION

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries in Cayman Islands are not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed. 10% withholding income tax is levied on the guarantee payment from JinkoPower (Note 28).

British Virgin Islands

Under the current laws of the British Virgin Islands(“BVI”), the Company’s subsidiary in BVI is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no British Virgin Islands withholding tax is imposed.

People’s Republic of China

On March 16, 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “CIT Law”) with effective on January 1, 2008. The CIT Law enacted a statutory income tax rate of 25%. Jiangxi Jinko, Zhejiang Jinko, Yuhuan Jinko, Haining Jinko, Yiwu Jinko and Xinjiang Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Haining Jinko, and Yuhuan Jinko were subject to a preferential tax rate of 15% for 2019, 2020 and 2021. Zhejiang Jinko has successfully renewed this qualification for 2021, 2022 and 2023. Yiwu Jinko was designated by the relevant local authorities as a “High and New Technology Enterprise” in 2021, and will enjoy the preferential tax rate of 15% in 2022 and 2023. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2018, 2019 and 2020. It was also designated by the relevant local authorities as a “High and New Technology Enterprise” in 2020, and can enjoy the preferential tax rate of 15% in 2021 and 2022. Yuhuan Jinko and Haining Jinko enjoyed the preferential tax rate of 15% in 2019 and 2020 and will continue to enjoy such rate in 2021. Sichuan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2020, 2021 and 2022. Leshan Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2021, 2022 and 2023.

Under the CIT Law, 10% withholding income tax (“WHT”) will be levied on foreign investors for dividend distributions from foreign invested enterprises’ profit earned after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company’s subsidiaries that are intended to be indefinitely reinvested in China. Cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be indefinitely reinvested totaled RMB3,883,577,293, RMB3,878,527,864 and RMB4,928,417,692 as of December 31, 2019, 2020, 2021 respectively, and the amount of the unrecognized deferred tax liability, calculated based on the 10% rate, on the indefinitely reinvested earnings was RMB388,357,729, RMB387,852,786 and RMB492,841,769 as of December 31, 2019, 2020, 2021 respectively.

Hong Kong

The Company’s subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 37.6%.

Korea

Jinko Korea is incorporated in Korea and is subject to corporate income tax at 22%.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 9.57% in 2021.

Jinko GMBH is incorporated in Germany and is subject to Germany profit tax rate of approximately 33% on the assessable profit.

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 27.9%.

Jinko Portugal is incorporated in Portugal and is subject to corporate income tax at 22.5%.

Jinko Denmark is incorporated in Denmark and is subject to corporate income tax at 22%.

United States

Jinko US, Jinko US holding, and Jinko Solar (U.S.) Industries are Delaware incorporated corporations that are subject to U.S. federal corporate income tax on taxable incomes at a rate of 21% for taxable years beginning after December 31, 2017 and at differing tax rates of various states ranged from 0.75% to 9.99%.

Malaysia

The Income Tax Act 1967 of Malaysia, revised in 1971, enacted a statutory income tax rate of 24%. Nevertheless, Malaysia offers a wide range of tax incentives, including tax exemptions, capital allowances, and enhanced tax deductions, to attract foreign direct investment. Incorporated in Malaysia, Jinko Malaysia is entitled to a five year 100% tax exemption, approved in February 2017 and retrospectively effective from August 2015, under the pioneer status (PS) incentive scheme as a company engaged in producing high technology products identified by the Malaysian Investment Development Authority (MIDA). The tax exemption was expired in August 2020 and Jinko Malaysia is subject to corporate income tax at 24% from August 2020.

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

Argentina

Cordillera Solar I, S.A., the wholly owned solar power project subsidiary, is incorporated in Argentina and is subject to corporate income tax at 35%.

Composition of Income Tax Expense

Income/(loss) before income taxes for the years ended December 31, 2019, 2020 and 2021 were taxed within the following jurisdictions:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cayman Islands	(22,036,601)	(784,811,121)	199,956,441
PRC	498,042,536	444,368,215	1,120,666,809
Other countries	775,180,276	906,814,798	(230,720,446)
Income before income taxes	1,251,186,211	566,371,892	1,089,902,804

For the year ended December 31, 2021, income before income taxes of Cayman Islands subsidiaries was mainly due to the change in fair value gain of convertible senior notes and call options. Decrease in the income before taxes of other countries was mainly attributable to the lower profit generated by the Group’s subsidiaries in the U.S and the losses in the Group’s Malaysia subsidiaries. The current and deferred positions of income tax expense included in the consolidated statement of operations for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax (expenses)/benefits
PRC	(25,562,374)	26,472,926	(280,877,271)
Other countries	39,207,147	(110,725,623)	(175,632,918)
Total current income tax benefits/(expenses)	13,644,773	(84,252,697)	(456,510,189)
Deferred tax (expenses)/benefits
PRC	38,736,514	(7,435,771)	77,741,387
Other countries	(330,360,288)	(86,722,312)	184,628,654
Total deferred tax (expenses)/benefits	(291,623,774)	(94,158,083)	262,370,041
Income tax expenses, net	(277,979,001)	(178,410,780)	(194,140,148)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate of 25% and the Company’s effective tax rate from continuing operations is as follows:

	For the year ended December 31,
	2019	2020	2021
	%	%	%
Statutory CIT rate	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	0.1	0.1	0.1
—Change in fair value of convertible senior notes and call options	0.6	32.0	(4.4)
—Accrued payroll and welfare expenses	0.5	0.4	0.1
—Change of enacted tax rate	0.7	(7.2)	2.1
—Other non-deductible expenses including tax preferences	(7.0)	(6.6)	(1.8)
Difference in tax rate of subsidiaries outside the PRC	4.5	(3.1)	2.2
Effect of tax holiday for subsidiaries	(4.6)	(7.8)	(12.9)
Change in valuation allowance	2.4	(1.3)	7.4
Effective tax rate	22.2	31.5	17.8

Other tax preferences in 2019, 2020 and 2021 was mainly due to the additional income tax deduction amounting of RMB88.0 million, RMB83.3 million and RMB74.1 million for R&D costs approved by local tax bureau in the second quarter of 2019, 2020 and 2021, respectively.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
The aggregate amount of effect*	57,373,029	44,190,456	140,234,962
Per share effect—basic	0.34	0.25	0.74
Per share effect—diluted **	0.34	0.25	0.68

* Increase of the aggregated amount of effect in 2021 was mainly attributable to more profit generated by the Groups PRC subsidiaries with preferential tax rates.

**Due to the dilutive impact of call option in 2019 and 2020, the denominator for diluted earnings per share is less than that for the basic earnings per share (Note 22). Therefore, the Company used the basic denominator for both of the basic and diluted effect to calculate above per share effect of tax holidays in 2019 and 2020.

Significant components of deferred tax assets/liability

	As of December 31,
	2020	2021
	RMB	RMB
Net operating losses	166,093,004	473,366,650
Accrued warranty costs	206,022,708	216,937,669
Provision for inventories, accounts receivable, other receivable	84,101,028	101,594,985
Timing difference for revenue recognition of retainage contract	5,797,569	—
Other temporary differences	20,366,550	40,189,249
Impairment for property, plant and equipment and project assets	24,871,785	100,859,570
Total deferred tax assets	507,252,644	932,948,123
Less: Valuation allowance	(136,847,274)	(217,123,698)
Less: Deferred tax liabilities in the same tax jurisdiction	(115,297,938)	(344,057,016)
Deferred tax assets	255,107,432	371,767,409

Timing difference for project assets, property, plant and equipment	(308,201,462)	(375,498,775)
Timing difference for refund of countervailing duties	(134,682,972)	(144,923,075)
Other temporary differences	(1,126,697)	(6,638,295)
Total deferred tax liabilities	(444,011,131)	(527,060,145)
Less: Deferred tax assets in the same tax jurisdiction	115,297,938	344,057,016
Deferred tax liabilities	(328,713,193)	(183,003,129)

Movement of valuation allowance

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
At beginning of year	(114,620,700)	(144,316,817)	(136,847,274)
Current year additions	(62,415,889)	(37,426,345)	(88,666,645)
Utilization and reversal of valuation allowances	32,719,772	44,895,888	8,390,221
At end of year	(144,316,817)	(136,847,274)	(217,123,698)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2019, 2020 and 2021, valuation allowances of RMB144,316,817, RMB136,847,274and RMB217,123,698 were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Due to the strong financial performance and profitable condition of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB32.7 million, RMB44.9million and RMB8.4 million in 2019, 2020 and 2021.

7.    ACCOUNTS RECEIVABLE, NET—THIRD PARTIES

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivables - current	4,828,118,154	7,794,173,603
Allowance for doubtful accounts - current	(293,359,875)	(323,070,723)
Accounts receivable, net - current	4,534,758,279	7,471,102,880

Accounts receivables – non-current	27,543,511	28,185,718
Allowance for doubtful accounts – non-current	(1,138,553)	(561,765)
Accounts receivable, net – non-current	26,404,958	27,623,953

As of December 31, 2020 and 2021, accounts receivable with net book value of RMB628,310,891 and RMB726,035,715 were pledged as collateral for the Group’s borrowings (Note 20).

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – current for the year ended December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
At beginning of year	256,605,518	318,197,517	293,359,875
Impact of adopting ASC Topic 326	—	(30,915,517)	—
Addition	166,432,303	26,581,139	91,948,207
Reversal	(104,840,304)	(20,503,264)	(24,213,485)
Write off	—	—	(38,023,874)
At end of year	318,197,517	293,359,875	323,070,723

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – non-current for the year ended December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
At beginning of year	—	—	1,138,553
Impact of adopting ASC Topic 326	—	—	—
Addition	—	1,138,553	—
Reversal	—	—	(576,788)
At end of year	—	1,138,553	561,765

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

The significant bad debt reversal represents the cash collection of the fully reserved long-term receivables. The Company made bad debt provisions for certain long-term receivables in prior years which were in line with the adverse economic environment in solar industry. With the recovery of solar industry afterwards, the Company made its best effort to improve the cash collection for the long-aged accounts receivables. The cash received was recorded as the reversal of prior year bad debt allowance.

8.    NOTES RECEIVABLE, NET–THIRD PARTIES

	As of December 31,
	2020	2021
	RMB	RMB
Notes receivable	1,051,743,491	1,690,141,974
Provision for notes receivable	(182,338)	(1,039,900)
Notes receivable, net	1,051,561,153	1,689,102,074

As of December 31, 2020 and 2021, notes receivable with net book value of RMB221,391,816 and RMB885,280,000 were pledged as collateral for the issuance of bank acceptance notes.

The following table summarize s the activity in the allowance for credit losses related to notes receivable for the year ended December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB
At beginning of year	—	—	182,338
Impact of adopting ASC Topic 326	—	223,000	—
Addition	—	—	857,562
Reversal	—	(40,662)	—
At end of year	—	182,338	1,039,900

9.    ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

	As of December 31,
	2020	2021
	RMB	RMB
Advances to suppliers - current	1,008,557,523	1,536,154,555
Advances to suppliers – non-current	—	296,709,363
Provision for advances to suppliers	(5,944,440)	—
Advances to suppliers, net	1,002,613,083	1,832,863,918

As of December 31, 2020 and 2021, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

As of December 31, 2021, non-current advances to suppliers primarily represent upfront payments for procurement of silicon materials and photovoltaic glasses of which related good delivery is scheduled beyond one year.

There were no provisions recorded against advances to suppliers for the years ended December 31, 2019, 2020 and 2021. The Group wrote off fully impaired balances of advances to suppliers with the amount of nil, RMB1,580,306 and RMB5,944,440 for the years ended December 31, 2019, 2020 and 2021, respectively.

10.    INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Raw materials	2,362,396,325	3,761,044,855
Work-in-progress	1,059,864,518	2,623,043,767
Finished goods	4,954,674,986	6,868,263,204
Total	8,376,935,829	13,252,351,826

Write-down of the carrying amount of inventory to its estimated net realizable value was RMB135,874,384, RMB270,893,308 and RMB823,273,338 for the years ended December 31, 2019, 2020 and 2021, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than their carrying amount due to lower photoelectric conversion efficiencies.

As of December 31, 2020 and 2021, inventories with net book value of RMB289,876,208 and RMB1,749,007,002 were pledged as collateral for the Group’s borrowings (Note 20).

11.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Value-added tax deductible (a)	1,228,162,128	1,705,159,390
Deposit for customer duty, bidding and others	308,375,568	142,442,456
Prepayment for income tax	272,139,601	129,930,632
Receivables related to disposal of Property, plant and equipment (b)	92,734,513	111,803,786
Receivables related to discount from a supplier	36,376,908	110,050,019
Prepayment of electricity and others	202,359,031	91,333,536
Prepaid insurance premium	9,095,273	6,674,545
Employee advances (c)	5,385,718	6,274,473
Rental deposit and prepayment	5,517,324	3,606,294
Receivable of option exercised	9,142,819	1,169,427
Prepaid professional service fee	400,157	306,799
Loan receivable (d)	75,930,094	—
Receivables related to At-The-Market offering (e)	641,065,394	—
Others	143,495,852	131,826,220
Less: Allowance for doubtful accounts	(9,588,242)	(5,521,143)
Total	3,020,592,138	2,435,056,434
(a)	Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.
(b)	Represented the receivables related to the disposition of certain equipment for the purpose of upgrading manufacturing facilities.
(c)	As of December 31, 2020 and 2021, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.
(d)	In the year of 2019, Jiangxi Jinko provided one-year intercompany loan of RMB20,000,000 and RMB68,331,364 to Poyang Luohong with the interest rate of 4.35% and 4.35%, respectively. Due to the disposal of Poyang Luohong in 2019 (Note 1), loan receivables including interests with the amount of RMB91,416,575 and RMB75,930,094 were recognized as at December 31, 2019 and 2020. In the year of 2021, the Group collected RMB25.9 million of the loan receivables in cash, and in according to a supplemental agreement entered in 2021, both parties agreed to transfer the remaining balance of RMB50.0 million as deposits for the Group’s product sales to Poyang Luohong which will be collected upon acceptance of the solar project of Poyang Luohong.
(e)	In December 2020, the Company completed to sell 5,976,272 ordinary shares (1,494,068 ADSs) through its at-the-market offering and was entitled to receive proceeds of USD98.25 million after deducting commissions and offering expense. All of the proceeds were received in January 2021.

The following table summarizes the activity in the allowance for credit losses related to prepayments and other current assets for the year ended December 31, 2021:

For year ended December 31,
2021
RMB
At beginning of year	9,588,242
Impact of adopting ASC Topic 326	—
Addition	4,068,382
Reverse	(8,135,481)
At end of year	5,521,143

12.    INVESTMENTS IN AFFILIATES AND OTHER EQUITY SECURITIES

Investments accounted for under the equity method.

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”), a subsidiary of Marubeni Corporation, to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. In April 2019, JinkoSolar made pro rata additional capital injection to SSHC with the amount of RMB295 million. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB47,852,250, a loss of RMB50,227,012 and an income of RMB308,287,596 for the years ended December 31, 2019, 2020 and 2021, respectively. JinkoSolar sold modules of 64.4 MW, 32.2 MW and nil and recognized revenue of RMB144.3 million, RMB51.2 million and nil on sales to the Project Company (Note 28) during the years ended December 31, 2019, 2020 and 2021, respectively. Profit/(loss) amounted to RMB5,943,014, RMB(219,837) and RMB(1,267,641) in connection with the intercompany transactions with the Project Company was eliminated during the years ended December 31, 2019, 2020 and 2021, respectively. The Group received dividend in cash from SSHC with the amount of RMB15,597,932 and RMB23,212,799 during the year of 2020 and 2021, respectively, which were recorded as reductions of the carrying amount of the investment. The carrying value of this investment was RMB184,873,397 and RMB223,868,835 as of December 31, 2020 and 2021.

On March 30, 2017, JinkoSolar signed a shareholder agreement with Yangzhou Tiansheng PV-Tech Co., Ltd., a Chinese PV enterprise, to jointly invest in and establish Jinko-Tiansheng to process and assemble PV modules as OEM manufacturer in Jiangsu province, China. JinkoSolar holds 30% equity interest in Jinko-Tiansheng and accounts for its investment using the equity method. JinkoSolar’s share of Jinko-Tiansheng’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB1,002,465, RMB5,312,252 and RMB22,862,022 for the years ended December 31, 2019, 2020 and 2021, respectively. Jinko Tiansheng charged processing fee amounted to RMB39,565,882, RMB27,485,358 and RMB5,309,767 to the Company for its OEM services provided (Note 28) during the years ended December 31, 2019, 2020 and 2021, respectively. (Loss)/profit amounted to RMB(1,801,626), RMB2,562,378 and RMB(3,745,542) due to the intercompany transactions with Jinko Tiansheng was eliminated for the years ended December 31, 2019, 2020 and 2021, respectively. The carrying value of this investment was RMB9,384,142 and RMB2,525,535 as of December 31, 2020 and 2021, respectively. The Group entered into a share purchase agreement to dispose all of its equity interest in Jinko-Tiansheng to Jinko-Tiansheng’s other shareholders in November 2021. The carrying value of the Group’s investment in Jinko-Tiansheng which met recognition criteria in ASC 360-10-45-9 was reclassified as a held for sale asset as of December 31, 2021.

On June 18, 2021, JinkoSolar signed a shareholder agreement with Xinte Energy Co., Ltd. and JA Solar Co., Ltd to jointly invest in and establish a company named Xinte Silicon Co., Ltd. (“Xinte Silicon”) to produces polysilicon materials. JinkoSolar made capital injection in cash with the total amount of RMB315 million during the year of 2021. JinkoSolar holds 9% equity interest in Xinte Silicon. JinkoSolar can exercise significant influence on Xinte Silicon and accounts for its investment using the equity method. JinkoSolar’s share of Xinte Silicon’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB36,037 for the year ended December 31, 2021. The carrying value of this investment was RMB314,996,757 as of December 31, 2021.

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

In October 2021, the Group made capital injection in cash with the amount of RMB65 million in Shenzhen Laplace Energy Technology Co., Ltd. (“Laplace”), a company in Guangdong province, China, and owns 2.88% equity interests. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments.

In December 2021, the Group made capital injection in cash with the amount of RMB30 million in Ningxia Xiaoniu Automation Equipment Co., Ltd. (“Xiaoniu”), a company in Ningxia hui autonomous region, China, and owns 0.9375% equity interests. Pursuant to the investment agreement, the Group is entitled to redeem its equity interests in Xiaoniu (in whole or in part) if Xiaoniu does not submit initial public offering application documents before December 31, 2024 or does not achieve successful initial public offering before December 31, 2026. As the equity interests are not mandatorily redeemable by the investee company, nor can be redeemed purely at the request of the investor, the investment was recorded as equity securities. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments.

There was no re-measurement gain or loss being recognized in connection with equity investments accounted for using the measurement alternative for the years ended December 31, 2019, 2020 and 2021.

13.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Buildings	4,396,121,001	6,875,071,926
Machinery and equipment	10,322,000,488	14,199,961,036
Motor vehicles	58,256,515	71,836,921
Furniture, fixture and office equipment	834,725,017	1,408,296,466
	15,611,103,021	22,555,166,349
Less: Accumulated depreciation	(3,863,719,503)	(5,232,341,976)
Subtotal	11,747,383,518	17,322,824,373
Construction in progress	708,060,041	2,647,069,356
Property, plant and equipment, net	12,455,443,559	19,969,893,729

Depreciation expenses were RMB737,584,653, RMB1,160,851,059 and RMB1,603,785,908 for the years ended December 31, 2019, 2020 and 2021, respectively.

For the years ended December 31, 2019, 2020 and 2021, the Group disposed certain equipment with the net book value amounting of RMB269,221,102, RMB609,563,969 and RMB389,862,368 and recognized related disposal loss amounted to RMB67,953,732 and RMB428,115,147 and RMB350,335,547 respectively. Increase in disposal loss on property, plant and equipment was mainly due to the automation upgrade of the Group.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Significant increase of property, plant and equipment during the year ended December 31, 2021 was attributable to the expansion of manufacturing capacity and automation upgrade of the Group.

For the years ended December 31, 2019, 2020 and 2021, the Group recorded impairments of RMB68,262,038, RMB20,387,207 and RMB150,308,431 related to the retirement of certain equipment in production lines that had become obsolete due to automation upgrade of the Group.

As of December 31, 2020 and 2021, certain property, plant and equipment with net book value amounting of RMB3,257,095,969 and RMB4,115,403,557 were pledged as collateral for the Group’s borrowings (Note 20).

As of December 31, 2020, certain property, plant and equipment with net book value amounting of RMB340,891,652 was pledged as collateral for the Group’s financing lease (Note 20).

As of December 31, 2021, certain property, plant and equipment with net book value of RMB105,281,760 were pledged as collateral for the issuance of bank acceptance notes.

14.    PROJECT ASSETS, NET

	As of December 31,
	2020	2021
	RMB	RMB
Project assets	724,335,851	—
Less: Accumulated depreciation	(78,981,128)	—
Project assets, net	645,354,723	—

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

During the years of 2021, 2020 and 2019, electricity revenue generated from certain overseas project assets constructed for sale upon completion, with the amount of nil, RMB8,385,752 and RMB62,459,588,was considered as incidental revenue and accounted for as a reduction of the capitalized project costs for development. Project assets recorded in held-for-sale assets with the carrying amount of RMB1,007,302,819 as of December 31, 2019 were constructed for external sales which are not depreciated.

During the year of 2020, the Group recorded full impairments of RMB93,780,458 against its remaining solar power project in Mexico based on the Company’s estimation that it is unable to complete the grid connection before the due date of the purchase agreement with Federal Electricity Commission of Mexico.

During the year of 2021, the Group recorded impairments of RMB123,404,551 against its solar power project in Argentina which measured based on the excess of the carrying amount over the fair value of the solar power project according to quoted market price.

In December 2021, the Group entered into an agreement to sell the solar power plant in Argentina to JinkoPower, a related party. The transaction hasn’t been consummated and assets and liabilities related to the solar power plants were reclassified as assets/liabilities held for sale as of December 31, 2021.

Depreciation expenses were RMB77,028,161, RMB52,830,115 and RMB32,559,392 for the year ended December 31, 2019, 2020 and 2021.

15.    LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC.

	As of December 31,
	2020	2021
	RMB	RMB
Land use rights	849,542,147	1,196,668,009
Less: accumulated amortization	(88,580,563)	(106,611,329)
Land use rights, net	760,961,584	1,090,056,680

Amortization expense was RMB11,974,071, RMB12,379,121 and RMB18,030,766 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, estimated amortization expense in each of the next five years is RMB22,938,030.

As of December 31, 2020 and 2021, certain land use rights with net book value of RMB65,882,634 and RMB109,503,702 were pledged as collateral for the Company’s borrowings (Note 20).

As of December 31, 2020 and 2021, certain land use rights with net book value of RMB99,457,421 and RMB15,467,161 were pledged as collateral for the issuance of bank acceptance notes.

16.    INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow:

	As of December 31,
	2020	2021
	RMB	RMB
Trademark	1,581,860	1,581,860
Computer software	63,945,339	94,711,625
Less: accumulated amortization	(29,689,551)	(40,809,003)
Intangible assets, net	35,837,648	55,484,482

Amortization expense was RMB6,822,339, RMB10,176,591 and RMB11,903,960 for the years ended December 31, 2019, 2020 and 2021, respectively.

17.    OTHER ASSETS – THIRD PARTIES

Other assets consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Prepayments for purchase of property, plant and equipment	884,611,325	1,859,171,734
Refund receivable of U.S. countervailing duties and anti-dumping duties	571,394,376	580,058,369
Deposit for rent and others	79,281,354	175,297,194
Prepayment for warranty insurance premium	112,884,194	111,537,184
Prepayment of income tax attributable to intercompany transactions	31,816,215	16,158,693
Deferred losses related to sale-leaseback transactions before January 1, 2019 (Note 21)	98,660,496	—
Less: Allowance for credit losses	(849,093)	(3,063,785)
Total	1,777,798,867	2,739,159,389

During the year of 2018, the U.S. Department of Commerce (“DOC”) issued the amended final results of its fourth administrative review on the counter-veiling duties (“CVD”) imposed on the crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. As a result, the Group’s CVD rate was updated to be 10.64% from 20.94%, covering the period from January 1, 2015 to December 31, 2015, and all future exports to the US starting from July 2018 (“CVD AR4”). Pursuant to the final results of fourth administrative review, the Group recorded a reversal of costs of revenues and recognized refundable deposits due from the U.S. Customs with the amount of USD30.5 million (RMB209.5 million), representing the difference between the amended rate and the previous rate during the period from January 1, 2015 to December 31, 2015. During the year of 2019, due to the delay of liquidation of the refundable deposits, based on its latest communication from the DOC and best estimation, the Group reclassified the above CVD AR4 receivables from “Prepayments and other current assets” to “Other assets-third parties” which was measured at amortized cost basis. The discount on the balance of the receivable on the re-classification date, with the amount of USD2.81 million (RMB19.3 million) was recorded as costs of sales. During the year of 2020, CVD rate was further amended to be 4.22%. The Group recorded a reversal of costs of revenues and refundable deposits with the amount of USD23.5 million (RMB153.3 million) based on the difference between the amended rate and the previous rate.

During the year of 2019, the DOC issued its final results of the fifth administrative review, the Group’s CVD rate was finalized to be 12.70% from 20.94%, covering the period from January 1, 2016 to December 31, 2016, and all future exports to the US starting from August 2019 (“CVD AR5”). Pursuant to the final results of fifth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD32.5 million (RMB230.1 million) on an amortized cost basis based on its best estimation of related liquidation.

During the year of 2020, the U.S. Department of Commerce issued its final results of the sixth administrative review, and the finalized CVD rate applicable to the Group was 12.67%, which was initially 20.94%, covering the period from January 1, 2017 to December 31, 2017, and all future exports to the United States starting from December 2020 (“CVD AR6”). Pursuant to the final results of sixth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD0.4 million (RMB2.6 million) under “other assets - third parties” on an amortized cost basis based on its best estimation of related liquidation. During the year of 2021, CVD rate was further amended to be 11.97%. The Group recorded a reversal of costs of sales and refundable deposits with the amount of USD0.04 million (RMB0.23 million) based on the difference between the amended rate and the previous rate.

The following table summarizes the activity in the allowance for credit losses related to deposits for the year ended December 31, 2021:

For the year ended December 31,
2021
RMB
At beginning of year	849,093
Impact of adopting ASC Topic 326	—
Addition	2,214,692
Reversal	—
At end of year	3,063,785

18.    OTHER PAYABLES AND ACCRUALS

Other payables and accruals consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Payables for purchase of property, plant and equipment	1,973,618,323	3,073,625,166
Freight payables	505,793,582	858,026,515
Accrued utilities, rentals and interest	338,652,891	424,436,045
Customs duties	255,616,292	157,655,482
Accrued warranty cost	122,799,090	149,164,034
Value-added tax and other tax payables	38,709,295	74,784,440
Commission payables	90,591,153	24,859,928
Contracted labor fees	18,351,990	24,392,464
Accrued professional service fees	11,434,943	19,739,189
Insurance premium payables	6,811,786	6,838,565
Others	46,015,997	30,560,958
Total	3,408,395,342	4,844,082,786

19.    BONDS PAYABLE AND ACCRUED INTEREST

On July 17, 2017, Jiangxi Jinko issued a three year medium term notes (“MTN”) with an aggregate principal of RMB300,000,000 which bears a fixed annual interest rate of 7.37% and will mature on July 17, 2020. MTN are issued at face value, unsecured from the issuance date. At the end of the second year in the life of the MTN, the Group has the option to adjust the interest rate, and the MTN holders will have the right to require Jiangxi Jinko to repurchase all or part of their MTNs, at such time. As at December 31, 2018, based on Jiangxi Jinko’s communication with the investors, all investors of the MTN agreed to hold the bond till its maturity. The bond is recorded on amortized cost basis with the interest rate of 7.37%. Interest expense related to MTN was RMB11,792,000, nil and nil for the year ended December 31, 2019, 2020 and 2021.According to ASU 2015-03, the MTN issuance costs amounted to RMB2,100,000 was recorded as direct deduction from the carrying amount of the MTN liability, and amortized over a two-year period, from the issuance date to the date the put option of the MTN holders is first exercisable.

The Company early repurchased the MTN with the face value of RMB300,000,000 and settled all the interests in the year ended December 31, 2019. No income/loss related to the repurchase of the MTN incurred during the years ended December 31, 2019, 2020 and 2021.

20.    BORROWINGS

(a)   Short-term borrowings

	As of December 31,
	2020	2021
	RMB	RMB
Short-term borrowings	7,556,938,793	11,967,826,525
Long-term borrowings—current portion	681,591,988	1,371,540,168
Total short-term borrowings	8,238,530,781	13,339,366,693

The short-term borrowings outstanding as of December 31, 2020 and December 31, 2021 carried a weighted average interest rate of 3.56% and 3.28% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2021 were borrowings of RMB667,698,441, RMB166,023,340, and RMB2,844,905,047 which are denominated and repayable in EUR, JPY and USD, respectively.

Details of the Group’s short-term borrowings as of December 31, 2021 are:

Type of loan	As of December 31, 2021	Guarantee/Collateral
Credit loan	1,065,630,732		a)
Letter of credit loan	5,997,919,685		a)
	338,268,877	Guaranteed by JinkoSolar Holding	b)
	20,000,000	Guaranteed by JinkoSolar Holding and Jiangxi Jinko	b)
	99,055,301	Guaranteed by JinkoSolar Holding and Zhejiang Jinko	b)
	88,080,340	Guaranteed by JinkoSolar Holding and certain shareholders of the Group	b)
Guaranteed by	854,248,094	Guaranteed by Jiangxi Jinko	b)
subsidiaries of	46,223,825	Guaranteed by Jiangxi Jinko and Haining Jinko	b)
the Group and third	100,000,000	Guaranteed by Jiangxi Jinko and certain shareholders of the Group	b)
parties and/or	859,940,981	Guaranteed by Zhejiang Jinko	b)
collateralized on	688,534,968	Guaranteed by Jiangxi Heji Investment Co., Ltd	b)
the Group’s assets	163,154,163	Guaranteed by China Export & Credit Insurance Corporation	b)
	1,272,284,205	Financings associated with failed sale-leaseback transactions	c)
	1,746,025,522	Guaranteed and collateralized on buildings, equipment and other assets of the Group and shareholders of the Group	d)
Total	13,339,366,693
a)	As of December 31, 2021, the Group had short-term bank borrowings of RMB1,065,630,732 credit loans, and RMB5,997,919,685 letter of credit loans. The remaining short-term bank borrowings of RMB6,275,816,277 were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:
b)	Borrowings of RMB338,268,877 guaranteed by JinkoSolar Holding, RMB20,000,000 guaranteed by JinkoSolar Holding and Jiangxi Jinko, RMB99,055,301 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB88,080,340 guaranteed by JinkoSolar Holding and certain shareholders of the Group, RMB854,248,094 guaranteed by Jiangxi Jinko, RMB46,223,825 guaranteed by Jiangxi Jinko and Haining Jinko, RMB100,000,000 guaranteed by Jiangxi Jinko and certain shareholders of the Group,

RMB859,940,981 guaranteed by Zhejiang Jinko, RMB688,534,968 guaranteed by Jiangxi Heji Investment Co., LTD, and RMB163,154,163 guaranteed by China Export & Credit Insurance Corporation, respectively.
c)	As of December 31, 2021, the Group recorded financings associated with failed sale-lease back transactions with the amount of RMB1,484,167,300 under long-term borrowings, and RMB1,272,284,205 as current portion (Note 21).
d)	Borrowings of RMB177,053,189 collateralized on the bank deposits of Jiangxi Jinko, RMB236,645,834 collateralized on the account receivables of the Group, RMB264,036,976 collateralized on the account receivables and inventories of the Group, RMB1,068,289,523 collateralized on the Group’s certain building and equipment, including RMB551,124,000 which were also collateralized on the Group’s certain land use rights, RMB162,790,000 were also collateralized on the Group’s certain inventories.

In addition, included in these borrowings there were borrowings of RMB647,001,772 guaranteed by Jinkosolar Holding, RMB90,000,000 guaranteed by JinkoSolar Holding and Zhejiang Jinko, RMB95,000,000 guaranteed by Jiangxi Jinko and Zhejiang Jinko, RMB438,766,924 guaranteed by Jiangxi Jinko, and RMB253,013,636 guaranteed by certain shareholders of the Group.

The net book value of the total collateralized accounts receivables, land use right, building, equipment, inventories, bank deposit was RMB726,035,715, RMB109,503,702, RMB279,568,871, RMB3,835,834,686, RMB1,749,007,002 and RMB99,433,930, respectively as of December 31, 2021.

Two subsidiaries of the Group had a revolving loan facility from WELLS FARGO BANK, NATIONAL ASSOCIATION as of December 31, 2020 and 2021. Obligations under the loan facility were secured by substantially all of the assets of the two subsidiaries, including account receivables, bank balances, inventories, property and plants etc. (“Pledged Assets”) as of December 31, 2020 and 2021, and the amount of available facilities is generally determined and updated from time to time based on certain percentage of the Pledged Assets balances. As of December 31, 2020 and 2021, no borrowings were drawn down from such revolving loan facility.

(b)   Long-term borrowings

	As of December 31,
	2020	2021
	RMB	RMB
Long-term bank borrowings	938,717,151	590,013,307
Long-term financings associated with failed sale-leaseback transactions	907,448,923	2,756,451,505
Other long-term borrowings	6,136,961,743	7,921,529,893
Less: Current portion of long-term borrowings	(190,243,717)	(99,255,963)
Less: Current portion of financings associated with failed sale-leaseback transactions	(491,348,271)	(1,272,284,205)
Total long-term borrowings	7,301,535,829	9,896,454,537

Future principal repayments on the long-term borrowings are as follows:

Year ending December 31,	RMB
Year ended December 31
2022	1,371,540,169
2023	1,013,159,057
2024	1,950,722,831
2025	2,202,257,762
2026	3,981,444,540
Thereafter	748,870,346
Total	11,267,994,705

1)    Long-term bank borrowings

In 2016, the Group entered into a 10-year loan agreement with China Merchants Bank for a principle amount of RMB87,880,000 with the interest rate of 5.39%, which was repayable from February 2016 to January 2026. As of December 31, 2021, the total outstanding balances amounted to RMB42,411,907, including RMB9,329,593 due on December 31, 2022. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB150,315,786.

In 2018, the Group entered into a 14-year loan agreement with Inter-American Development Bank and Nederlandse Financierings-Maatschappij Voor Ontwikkelingslandeen N.V. for an aggregate amount of USD105,185,805 (RMB733,797,213). As of December 31, 2021, the Group has drawn down RMB419,041,065 (USD65,724,715), including RMB26,684,916 due on December 31, 2022. The interest rate is the aggregate of 5%~9% and LIBOR. The borrowing was pledged by all of the Group’s rights under the loan agreement and all current and future funds deposited in the designated bank account as well as all of the assets and shares with carrying amount of RMB682,105,885 as of on December 31, 2021 of certain project companies of the Group. As of December 31, 2021, the borrowing was reclassified as held-for-sale liabilities.

In 2019, the Group entered into an 8-year loan agreement with China Everbright Bank for a principle amount of RMB372,000,000 with the interest rate of 6.37%, which was repayable from September 2019 to July 2027. As of December 31, 2021, the total outstanding balances amounted to RMB255,753,331, including RMB41,313,330 due on December 31, 2022. The borrowing was collateralized on the Group’s certain buildings with the net book value of RMB664,363,082.

In 2019, the Group entered into a 2-year loan agreement with China CITIC Bank for a principle amount of RMB30,000,000 with the interest rate of 8.50%, which was due and payable in August 2021.

In 2020, the Group entered into a 2-year loan agreement with China Everbright Bank for a principle amount of RMB100,000,000 with the interest rate of 4.90%, which is due and payable in June 2022. The borrowing was guaranteed by Jiangxi Jinko and collateralized on the Group’s certain equipment with the net book value of RMB238,612,455. As of December 31, 2021, the Group recorded RMB98,000,000 under long-term borrowings in total.

In 2021, the Group entered into two separate 5-year loan agreements with Industrial Bank Co.,LTD. for a principle amount of RMB100,000,000 and RMB19,000,000 with the interest rate of 5.30% and 5.30%, respectively, which were repayable from December 2021 to December 2026. As of December 31, 2021, the total outstanding balances amounted to RMB119,000,000, including RMB5,190,000 due on December 31, 2022.

In 2021, the Group entered into a 3-year loan agreement with Deutsche Bank Co.,LTD. for a principle amount of USD11,739,585 (RMB74,848,069) with the interest rate of 1.92%, which was repayable from March 2022 to December 2024. As of December 31, 2021, the total outstanding balances amounted to RMB74,848,069, including RMB24,949,356 (USD3,913,195) due on December 31, 2022.

2)    Financings associated with failed sale-leaseback transactions

During the year ended December 31, 2020 and 2021, the Group sold certain machinery and equipment with total carrying amount of RMB583.0 million and RMB2,630 million to certain third parties (the “purchaser-lessors”) for a total consideration of RMB572.4 million and RMB3,334 million and simultaneously entered into contracts to lease back these assets from the purchaser-lessors for periods from one to six years. Pursuant to the terms of the contracts, the Group is required to pay to the purchaser-lessors quarterly lease payment over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the fair value of these equipment upon expiration of leasing period is most likely to be much higher than the repurchase price. Therefore, these lease transactions do not qualify as sale-leaseback transaction. Accordingly, the Group identified the transactions as financing arrangements and recorded as borrowings. As of December 31, 2021, the Group recorded RMB2,756,451,505 under long-term borrowings, including RMB1,272,284,205 as current portion.

3)    Other long-term borrowings

In the February 2018, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with an aggregate amount of RMB1.3 billion had been made by the non-controlling shareholders through December 31, 2021. The Group controls and consolidates such entity in its financial statements. In October 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Sichuan and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 30% equity interests (the non-controlling interest) held by the government background funds upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB997,222,010 was derecognized, and the new loan liabilities was recorded at fair value of RMB1,113,842,449, with the difference recorded against additional paid-in-capital. In addition, in July, September and October 2021, the Jinko Sichuan received capital injection with the amount of RMB100,000,000, RMB150,000,000 and RMB50,000,000 from government background funds which bear a fixed annual return of 5.18%, and shall be repaid upon the fifth anniversary of the capital injection date. The Group recorded such capital injection as long-term borrowings. As of December 31, 2020 and 2021, the total outstanding balances amounted to RMB1,338,816,904 and RMB1,560,065,942, respectively.

In the second and third quarter of 2018, government background companies made capital injection with the amounted of RMB517 million into Haining Jinko. In the third quarter of 2019, to support developments of local enterprise, government background funds of Zhejiang province made investment into Haining Jinko as capital injections through limited partnership established together with Zhejiang Jinko. The total capital injection received from government funds in the year of 2019 amounted to RMB845.78 million. In the fourth quarter of 2020, the Group entered into supplementary investments agreement with government background funds, pursuant to which the government background funds will no longer participate in any business decision of Haining Jinko and enjoys fixed annual return within the range from 4.75% to 5.23% on their capital injections respectively. Additionally, the Group shall repurchase all the equity interests (the non-controlling interest) held by the government background funds upon the fifth or sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB1,164,120,720 was derecognized, and the new loan liabilities was recorded at fair value of RMB1,192,662,544 with the difference recorded against additional paid-in-capital. As of December 31, 2020 and 2021, the total outstanding balances amounted to RMB1,154,421,096 and RMB1,095,629,569, respectively.

In the September 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB765 million had been made by the non-controlling shareholders through December 31, 2020. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Yiwu and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background funds upon the fifth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB778,531,455 was derecognized, and the new loan liabilities was recorded at fair value of RMB817,984,401, with the difference recorded against additional paid-in-capital. As of December 31, 2020 and 2021, the total outstanding balances amounted to RMB795,375,501 and RMB756,889,119, respectively.

In the December 2019, Jiangxi Jinko, together with a government background fund, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB1.1 billion had been made by the non-controlling shareholder through December 31, 2021. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background fund, pursuant to which the government background fund will no longer participates in any business decision of Jinko Chuzhou and enjoys a fixed annual return of 4.35% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background fund upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background fund. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB858,872,176 was derecognized, and the new loan liabilities was recorded at fair value of RMB845,754,728, with the difference recorded against additional paid-in-capital. In July and September 2021, Jinko Chuzhou received two 5-year loans with the amount of RMB150,000,000 and RMB100,000,000 from the government background fund which both bear a fixed annual return of 4.35%. As of December 31, 2020 and 2021, the total outstanding balances amounted to RMB833,242,979 and RMB1,024,734,418, respectively.

In September and October 2021, Rui Xu entered into two 5-year loan agreements with a government background company with the principle amount of RMB20,000,000 and RMB20,000,000 and the interest rate of 5.05% and 5.05%, respectively. As of December 31, 2021, the total outstanding balances amounted to RMB38,570,691.

In February 2020, Jiangxi Jinko entered into a 1.5-year loan agreement with Shangrao Changxi Trade Co., Ltd. (“Shangrao Changxi”) with the principle amount of RMB30,000,000 with the interest rate of 8.68%. The loan was repaid in October 2021.

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

In January 2021, Jinko Shangrao received a 5-year loan with the amount of RMB98,000,000 from the government background fund which bears a fixed annual return of 4.9%. In June 2021, to further support the development of Jinko Shangrao, the government background fund entered into agreement with Jiangxi Jinko to waive interests associated with the government loans during the period from January 1 to December 31, 2021. Considering the cash flow effect on a present value basis is less than 10 percent, the interest waiving is regarded as a modification of the government loan, and therefore, established a new effective interest based on the carrying value of the government loan and the revised cash flows since the modification date on June 25, 2021. No gain or loss was recorded in relation to the modification in 2021. As of December 31, 2020 and 2021, the total outstanding balances amounted to RMB1,902,000,000 and RMB2,016,736,125, respectively.

In July 2020, the Group entered into a 2-year loan agreement with Ping An International Financial Leasing Co., Ltd. for a principle amount of RMB49,263,158 which was repayable from July 2020 to July 2022. As of December 31, 2021, the total outstanding balances amounted to RMB18,473,684 and will be due and payable in July 2022. The borrowing was guaranteed by Jiangxi Jinko.

In July 2021, Haining Jinko entered into a 5-year loan agreement with a government background company with the principle amount of RMB690,000,000 and interest rate of LPR plus 10%. The loan will be repaid upon the fifth anniversary of the borrowing date. The borrowing was guaranteed by Jiangxi Jinko and Zhejiang Jinko. As of December 31, 2021, the total outstanding balances amounted to RMB690,000,000.

In October 2021, Anhui Jinko entered into a 6-year loan agreement with a government background company with the principle amount of RMB455,400,000 and interest rate of 5.58%. The loan will be repaid upon the sixth anniversary of the borrowing date. As of December 31, 2021, the total outstanding balances amounted to RMB433,702,026.

In October and December 2021, Yushan Jinko entered into a 6-year loan agreement with a government background company with the principle amount of RMB200,000,000 and RMB100,000,000 and interest rate of 4.90% and 4.90%, respectively. These loans will be repaid upon the sixth anniversary of the borrowing date. As of December 31, 2021, the total outstanding balances amounted to RMB286,728,319.

21.    LEASES

The Group’s operating lease primarily represent offices and overseas manufacturing facilities and warehouses. Most of the operating leases are for terms ranging from 3 to 20 years, although terms and conditions can vary from lease to lease. The Group has assessed the specific terms and conditions of each operating lease to determine the amount of the lease payments and the length of the lease term, which includes the minimum period over which lease payments are required plus any renewal options that are both within the Group’s control to exercise and reasonably certain of being exercised upon lease commencement. The Company assesses all relevant factors to determine if sufficient incentives exist as of lease commencement to conclude whether or not renewal is reasonably certain. There are no material residual value guarantees provided by the Company nor any restrictions or covenants imposed by the operating leases to which the Company is a party. In determining the lease liability, the Group utilizes its incremental borrowing rate for debt instruments with terms approximating the term for its operating leases to discount the future lease payments over the lease term to present value. The Company does not incur variable lease payments for its operating leases.

The Group’s finance leases primarily represent machinery and equipment utilized in the Group’s production facilities. All of the Group’s finance leases meet one or more of the criteria as: a) the lease transfers ownership of the underlying asset to the Group by the end of the lease term; b) the lease grants the Group an option to purchase the underlying asset that the lessee is reasonably certain to exercise; c) the lease term is for the major part of the remaining economic life of the underlying asset; d) the present value of the sum of the lease payments and any residual value guaranteed by the Group that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. ROU of capital lease is recorded at the aggregate of future minimum lease payments and estimated residual value of the leased equipment. In determining the lease liability, the Group utilizes its incremental borrowing rate for debt instruments with terms approximating the term for its capital leases to discount the future lease payments over the lease term to present value.

The balances for the operating and finance leases where the Group is the lessee are presented as follows:

	2020	2021
	December 31	December 31
	RMB	RMB
Operating leases:
Operating lease liabilities - current	48,244,010	62,515,082
Operating lease liabilities - non-current	277,239,113	385,419,556
Total operating lease liabilities	325,483,123	447,934,638
Operating lease right-of-use assets, net	316,512,346	438,271,327

Financing leases:
Financing lease liabilities - current	272,329,554	194,939,003
Financing lease liabilities - non-current	313,087,663	236,373,848
Total financing lease liabilities	585,417,217	431,312,851
Financing lease right-of-use assets, net	829,122,192	628,592,051

(a)	The components of lease expenses were as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	146,965,210	135,791,384
Interest of lease liabilities	46,533,172	51,575,346
Expenses for short-term lease within 12 months	6,431,457	3,051,443
Total lease cost	199,929,839	190,418,173

(b)	Supplemental cash flow information related to leases was as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	50,403,567	76,399,872
Operating cash outflows for finance leases	32,628,104	25,973,901
Financing cash outflows for finance leases	250,935,455	286,292,083
Total cash paid for amounts included in the measurement of lease liabilities:	333,967,126	388,665,856

Lease obligation accrued in exchange for right-of-use assets:
Operating lease liabilities	76,559,666	185,472,028
Finance lease liabilities	—	132,187,717
Total lease obligation accrued in exchange for right-of-use assets:	76,559,666	317,659,745

(c)	Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2020	2021
Weighted-average remaining lease term	3.64 years	4.16 years
Weighted-average discount rate	5.86%	5.99%

(d)	Maturities of lease liabilities were as follows:

Year ending December 31,	RMB
Year ended December 31,
2022	293,713,789
2023	293,566,891
2024	115,718,983
Thereafter	304,302,371
Total undiscounted lease payments	1,007,302,034
Less: imputed interest	128,054,545
Total lease liabilities	879,247,489

(e)	Future minimum lease payments for the Company’s leases were as follows:

Year ending December 31,	RMB
Year ended December 31,
2022	296,765,232
2023	293,566,891
2024	115,718,983
Thereafter	304,302,371
Total minimum lease payments	1,010,353,477

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

As of December 31, 2020 and 2021, the net value of these leased assets are:

	As of December 31,
	2020	2021
	RMB	RMB
Equipment	1,072,214,761	—
Less: accumulated depreciation	(243,092,569)	—
Net Value	829,122,192	—

The Group amortized deferred losses related to sale-leaseback transactions amounted to RMB33,560,902, RMB27,502,575 and RMB13,423,787 during the years ended December 31, 2019, 2020 and 2021.

22.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net income	924,352,495	335,255,274	955,571,509
Less: Net income attributable to non-controlling interests	25,690,269	104,870,621	234,553,599
Net income attributable to JinkoSolar’s ordinary shareholders	898,662,226	230,384,653	721,017,910
Dilutive effects of Convertible senior notes	—	—	(308,338,513)
Dilutive effects of call option	(91,066,662)	(462,751,547)	—
Numerator for diluted income/(loss) per share	807,595,564	(232,366,894)	412,679,397

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	169,363,306	178,938,853	190,672,869
Dilutive effects of share options	1,909,930	—	540,620
Dilutive effects of Convertible notes	—	—	14,506,283
Dilutive effects of call option	(4,705,479)	(7,500,000)	—

Denominator for diluted calculation - weighted average number of ordinary shares outstanding	166,567,757	171,438,853	205,719,772
Basic earnings per share attributable to JinkoSolar’s ordinary shareholders	5.31	1.29	3.78
Diluted earnings/(loss) per share attributable to JinkoSolar’s ordinary shareholders	4.85	(1.36)	2.01

For the years ended December 31, 2019 and 2020, convertible senior notes convertible into 17,708,332 and 17,708,332 shares were not included in the computation of diluted EPS because of their anti-dilutive effect, respectively.

For the years ended December 31, 2019 and 2020, because of the dilutive impact, potential shares underlying the call option arrangement (Note 24) were removed from weighted average number of ordinary shares outstanding since its issuance date, and changes in income of the assumed exercise of call option were also recorded as the adjustment to the consolidated net income to arrive at the diluted net income available to the Company’s ordinary shareholders.

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB605,830,905 and RMB 740,508,487 as of December 31, 2020 and December 31, 2021, respectively.

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

During the year of 2021, certain 2024 Notes with the principal amount of USD15,750,000 were converted into 3,281,244 ordinary shares of the Company.

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

The Company elected to measure the 2019 Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. Further, as the functional currency of the Company is RMB, the fair value of the Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In addition, all issuance costs associated with the 2019 Notes offering has been expensed as incurred in accordance with ASC 825-10-25-3, which states that upfront costs and fees related to items for which the fair value option is elected shall be recognized in the consolidated statements of operations and comprehensive as incurred and not deferred.

The Company completed its repurchasing of the 2019 Notes in the year of 2019 (Note 31).

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

As of December 31, 2020 and 2021, the estimated fair value of the 2024 Notes amounted to approximately RMB1,831,612,124 and RMB1,098,736,489. The Company recorded gain from foreign exchange remeasurement of RMB38,359,987 and RMB8,599,149 in net income for the years ended December 31, 2020 and 2021, respectively. The Company recorded loss from change in fair value of 2024 Notes of RMB1,202,082,070 and gain from change in fair value of 2024 Notes of RMB327,761,941 in net income for the years ended December 31, 2020 and 2021, respectively. The Company recorded gain from change in fair value of 2024 Notes of RMB60,325,828 and RMB56,224,381 in other comprehensive income for the years ended December 31, 2020 and 2021, respectively. During the year of 2021, certain 2024 Notes with the principal amount of USD15,750,000 were converted into 3,281,244 ordinary shares of the Company. Upon conversion of the 2024 Notes, accumulated gains due to changes in instrument-specific credit risk with amount of RMB14,252,339 were reclassified from other comprehensive income to net income (Note 31).

Call Option

Concurrent with the issuance of the 2024 Notes, the Company used approximately USD30 million of the net proceeds from the offering to enter into zero-strike call option transactions (“Call option”), covering 1,875,000ADSs, with the initial purchasers of the 2024 Notes (“Dealer”). The Call option is intended to facilitate privately negotiated transactions by which investors in the Notes are able to hedge their investment. The Call option expires on July 28, 2021 or when the Dealer request early settlement. The Company has the right to elect settlement method. If cash settlement applies, the Dealer will deliver the amount of cash to the Company calculated based on the number of shares determined on the commencement date and the volume-weighted average price of the Company shares on the settlement date. If physical settlement applies, the Company will receive the fixed number of ADSs determined at the commencement date of the transaction. In 2021, the Company elected cash settlement method and total cash received from the exercise of call options amounted to RMB621,058,952.

The economic substance of the Call option is the same as a traditional forward repurchase contract. Because the Call option permitted net cash settlement, it was classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. The Company accounted for the Call option as a free-standing derivative asset on its consolidated balance sheet when the Call option was entered into in May 2019. The derivative asset was initially recorded at its fair value of US$30 million on the commencement date which represented the amount of cash transferred to the Dealer. The derivative asset was subsequently recorded at fair value with the change in fair value through May 2019. The Company recorded a gain from change in fair value of the call option with the amount of RMB476,290,547 and loss of RMB136,121,171, an exchange loss of the call option with the amount of RMB13,539,000 and an exchange gain of RMB250,942 for the year ended December 31,2020 and 2021, respectively (Note 31).

25.   ORDINARY SHARES

The Company’s authorized share capital is USD10,000 comprising 500,000,000 ordinary shares with a par value of USD0.00002 each.

In January 2014, the Company closed an offering of 15,000,000 ordinary shares (3,750,000 ADSs) and received aggregated net proceeds of approximately USD126.3million, after deducting discounts and commissions but before offering expenses.

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

In December 2020, the Company completed to sell 5,976,272 ordinary shares (1,494,068 ADSs) through its at-the-market offering and was entitled to receive proceeds of USD98.3 million after deducting commissions and offering expense. All of the proceeds were received in January 2021.

For the year ended December 31, 2020, 305,660 outstanding ADSs (1,222,640 shares) were repurchased with a total consideration of RMB29,294,325, which is shown as treasury stock.

During the year of 2021, certain 2024 Notes with the principal amount of USD15,750,000 were converted into 3,281,244 ordinary shares of the Company (Note 24).

As of December 31, 2020 and 2021, total of 736,460 ADSs (2,945,840 shares) were repurchased but have not been retired with a total consideration of RMB43,169,878 which is shown as treasury stock.

As of December 31, 2020 and 2021, the Company’s issued and outstanding shares were 187,434,469 and 190,824,913, respectively.

26.   EQUITY FINANCING IN JIANGXI JINKO

In October 2020, Jiangxi Jinko, principal operating subsidiary of the Group, completed an RMB 3.10 billion (approximately USD 461.2 million) equity financing. Immediately after the closing, third-party investors together with the Company’s principal shareholders and senior management personnel, directly or through their investment arms, collectively own approximately a 26.7% equity interest in Jiangxi Jinko and the Company owns 73.3% equity interest in Jiangxi Jinko.

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

27.   SHARE BASED COMPENSATION

The Company adopted a long-term incentive plan (the “2009 Plan”) in July 2009 which was subsequently amended and restated. The 2009 plan provided for the issuance of options of 9,325,122 ordinary shares. The options have a contractual life of 7 years except for certain options granted to an employee in August 2009 that can be exercised until October 1, 2013. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date. For 953,200 options granted to one employee in August 2009, the share options vested in a series of 36 months, on the last day of each month, commencing from October 1, 2008.

The Company adopted a long-term incentive plan (the “2014 Plan”) in August 2014. The 2014 Plan provides for the issuance of options of 12,796,745 ordinary shares. The options have a contractual life of 10 year. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date.

The Company adopted a new long-term incentive plan (the “2021 Plan”) in August 2021. The 2021 Plan provides for the issuance of restricted shares of 354,000 ordinary shares. The restricted shares have a contractual life of 5 year. The restricted shares will vest in 10 successive equal semi-annual installments on the first day of half-year anniversaries starting from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date.

(i)Share options

A summary of the share option activities under the Company’s share-based compensation plan for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(USD/share)	(in years)	(RMB)
Balance as of December 31, 2018	8,453,372	3.34	5.80	152,447
Granted	—	—
Exercise	(3,378,060)	3.35
Forfeited	(520.024)	3.29
Balance as of December 31, 2019	4,555,288	3.34	4.73	73,353,508
Granted	—	—
Exercise	(3,750,540)	3.32
Forfeited	(88,000)	3.29
Balance as of December 31, 2020	716,748	3.46	4.25	58,835,911
Granted	—	—	—	—
Exercise	(105,200)	3.29	—	—
Forfeited	(264,012)	3.29	—	—
Balance as of December 31, 2021	347,536	3.65	3.84	17,372,963

Vested as of December 31, 2021	347,536	3.65	3.84	17,372,963
Vested and exercisable as of December 31, 2021	347,536	3.65	3.84	17,372,963

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, USD11.49 (RMB73.26) per share as of December 31, 2021 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2019, 2020 and 2021 were RMB54,032,828, RMB296,759,089 and RMB5,501,611 respectively.

Share-based compensation expenses related to the option awards granted to the employees amounted to RMB4,578,315, RMB922,868 and RMB9,884,090 for the years ended December 31,2019, 2020 and 2021, respectively.

The total fair value of shares vested for the years ended December 31, 2019, 2020 and 2021 were RMB65,621,884, RMB4,132,648 and RMB1,864,720 respectively.

As of December 31, 2021, the Company had recognized all the share-based compensation expenses related to share options. For the year ended December 31, 2021, total cash received from the exercise of share options was RMB10,185,136.

(ii)Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares under the 2021 plan:

	Number of restricted shares	Weighted average grant
	outstanding	date fair value
		(RMB)
Unvested as of January 1, 2021	—	—
Granted	354,000	86.38
Vested	(35,400)	86.38
Unvested as of December 31, 2021	318,600	86.38

Share-based compensation expenses of nil, nil and RMB9,884,090 related to restricted shares were recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, there were nil and RMB19,927,748 of unrecognized compensation expenses related to restricted shares which is expected to be recognized over a weighted-average period of nil and 4.58 years, respectively.

The share-based compensation expense of continuing operations for the year ended December 31, 2019, 2020 and 2021 was recorded in the respective items:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Costs of revenues	(771,464)	328,549	130,954
Selling expenses	3,424,973	461,567	130,954
General and administrative expenses	1,140,815	145,835	9,622,182
Research and development expenses	783,991	(13,083)	—
Total	4,578,315	922,868	9,884,090

28.   RELATED PARTY TRANSACTIONS AND BALANCES

(a)    Related party balances

Outstanding amounts due from/to related parties as of December 31, 2020 and 2021 were as follows:

	2020	2021
	December 31	December 31
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	376,719,310	29,417,134
Accounts receivable from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai)	33,638,826	—
Subtotal	410,358,136	29,417,134
Notes receivables from a related party:
Notes receivables from JinkoPower	33,001,402	—

Other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	20,609,442	11,990,502
Other receivables from JinkoPower for miscellaneous transactions	3,146,781	5,357,546
Subtotal	23,756,223	17,348,048
Other assets from a related party:
Guarantee receivables due from JinkoPower	107,318,909	3,291,940

Accounts payable due to a related party:
Accounts payable due to Jinko-Tiansheng	14,113,577	15,863,346

Other payables due to related parties:
Other payables due to JinkoPower for payments on behalf of the Company	71,240,329	2,229,986
Other payables to Jiangxi Desun Energy Co., Ltd.(“Jiangxi Desun”, an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest) for leasing of land and buildings	275,075	—
Subtotal	71,515,404	2,229,986
(1)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.
(2)	As of December 31, 2020 and 2021, bank deposits of the Group with the amount of RMB17.7 million and nil were pledged for certain loans of JinkoPower, respectively.
(3)	On March 30, 2021, the Company signed an agreement to offset the debts and receivables between the Group and JinkoPower with the aggregate amount of RMB71.0 million.

(b)    Related party transactions

Transactions related parties for the year ended December 31, 2019, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV	144,287,938	51,201,037	—
Income of financing guarantees	18,574,433	14,687,691	6,364,065
Revenue from sales of products to JinkoPower	7,812,477	5,072,143	27,098,993
Income of project management provided to Sweihan PV	—	3,721,149	659,847
Rental services provided to JinkoPower	2,177,280	2,177,280	4,003,674

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	39,565,882	27,485,358	5,309,769
Solar project management service provided by JinkoPower	23,266,889	9,442,936	8,753,242
Rental services provided by Jiangxi Desun	1,100,304	1,100,304	—
Electricity fee charged by JinkoPower	—	3,087,690	7,724,917
Construction service of solar project provided by JinkoPower	8,935,653	—	—
Other fees charged by JinkoPower	—	—	16,038

In connection with the Company’s disposal of JinkoSolar Power downstream business in 2016, the Group entered into a master service agreement with JinkoPower under which the Group agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, the Company will become liable for JinkoPower’s obligations under the loan agreements, which amounted to RMB401.4 million (US$63.0 million) as of December 31, 2021. The Company will charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee is to be settled annually, and the management of the Company believes the guarantee fee charges are at market rates. The guarantee receivables are settled upon the receipt of guarantee fees from JinkoPower. The Company has received RMB18,628,574, RMB18,372,799 and RMB21,233,749 guarantee fees from JinkoPower in 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, the Company recorded the guarantee fee income receivable amounted to RMB107,318,909 and RMB3,291,940. The Company also recorded a guarantee liability amounted to RMB57,331,674 and RMB12,142,387 as of December 31, 2020 and 2021, respectively. The guarantee liability will be amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized for the period during the year ended December 31, 2019, 2020 and 2021 amounted to RMB18,574,433, RMB14,687,691 and RMB6,364,065, respectively.

For the year ended December 31, 2019, 2020 and 2021, sales of solar module products to subsidiaries of JinkoPower amounted to RMB7,812,477, RMB5,072,143 and RMB27,098,993, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s 3rd party sales arrangement. As of December 31, 2020 and 2021 outstanding receivables due from JinkoPower were RMB377 million and RMB29 million, respectively, among which RMB300 million and nil was overdue over one year, respectively. No interest was charged by the Group to JinkoPower on the overdue receivables.

For the years ended December 31, 2019, 2020 and 2021, sales of solar module products to Sweihan PV amounted to RMB144,287,938, RMB51,201,037 and nil, respectively.

For the years ended December 31, 2019, 2020 and 2021, rental services provided to subsidiaries of JinkoPower amounted to RMB2,177,280, RMB2,177,280 and RMB4,003,674, respectively.

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to the Group. For the years ended December 31, 2019, 2020 and 2021, Jinko-Tiansheng charged the Group processing fee amounted to RMB39,565,882, RMB27,485,358 and RMB5,309,769, respectively. The Group entered into a share purchase agreement to dispose all of its equity interest in Jinko-Tiansheng to Jinko-Tiansheng’s other shareholders in November 2021. The carrying value of the Group’s investment in Jinko-Tiansheng which met recognition criteria in ASC 360-10-45-9 was reclassified as a held for sale asset as of December 31, 2021.

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company paid RMB76,356,466 (USD11.2 million) in advance and recorded service expenses incurred in the year of 2019, 2020 and 2021 amounted to RMB23,266,889, RMB9,442,936 and RMB8,753,242 as cost of project assets, respectively.

On January 1, 2008, Jiangxi Desun and the Group entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to the Group for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun charged the Group RMB1,100,304 in rent for each of the years ended December 31, 2019 and 2020, respectively. The lease agreement was terminated in 2021 due to Jiangxi Desun’s liquidation. No lease charges from Jianxi Desun for the year ended December 31, 2021.

For the years ended December 31, 2019 and 2020 and 2021, electricity fee charged by subsidiaries of JinkoPower amounted to nil, RMB3,087,690 and RMB7,724,917, respectively.

29.   CERTAIN RISKS AND CONCENTRATION

(a)     Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2020 and 2021, substantially all of the Group’s cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

(b)    Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2021, 75.18% of the Group’s revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

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

There was no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2019 2020 and 2021, respectively. In 2019, 2020 and 2021, our largest customer accounted for 10.9%, 5.3% and 4.6% of the Group’ total revenue, respectively.

(d)    Interest rate

The Group’s main interest rate exposure relates to long-term borrowings. Any increase in interest rates would increase the Group’s finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

30.    COMMITMENTS AND CONTINGENCIES

(a)    Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB 7,810,275,159 as of December 31, 2021.

Year ending December 31,	RMB
2022	7,029,247,643
2023	781,027,516
Total	7,810,275,159

(b)    Contingencies

In November 2018, one of the Group’s customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, 2022, the Singapore Customer filed its Reply Memorial (accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon. According to the current schedule, Jinko IE shall submit its Rejoinder Memorial no later than June 19, 2022. Based on the limited information currently available to the company, it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. The Group believes that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and merits and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Group is also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Moura Fábrica Solar – Fabrico e Comércio de Painéis Solares, Lda. (“MFS”) submitted a request for arbitration at International Chamber of Commerce (Case No. 24344/JPA) against Projinko Solar Portugal, Unipessoal Lda (“Projinko”) in connection with dispute arising out of (i) a business unit lease agreement (the “Business Unit Lease Agreement”) entered into on August 23, 2013 between MFS and Jinko Solar (Switzerland) AG (“Jinko Switzerland”), (ii) an assignment agreement dated May 26, 2014, whereby Jinko Switzerland assigned and transferred to Projinko all rights, title, interest, liabilities and obligations under the Business Unit Lease Agreement, and (iii) an amendment agreement relating to the Business Unit Lease Agreement dated December 29, 2015 (the Business Unit Lease Agreement, the assignment agreement and the amendment agreement are collectively referred to as “Lease Agreements”). In order to ensure the performance of parties’ respective obligations under the Lease Agreements, a guarantee from the parent company of MFS, Acciona Energia, S.A.U. and a bank guarantee was granted in favor of Projinko, and a guarantee from the parent company of Projinko, Jiangxi Jinko, and a bank guarantee was also granted in favor of MFS. The notice of request for arbitration had not been duly and effectively served by MFS to Projinko. In July 2019, MFS submitted a request at International Chamber of Commerce to join Jinko Switzerland and Jiangxi Jinko as two additional parties, alleging they were indispensable to the current dispute and claiming against Projinko, Jiangxi Jinko and Jinko Switzerland recovery of two drawdowns by Projinko under the bank guarantee in the amount of EUR1,965,170 and EUR846,604, respectively, with the interests thereon as well as economic damages suffered by MFS as a result thereof.

In September 2019, Jiangxi Jinko and Jinko Switzerland submitted to the International Chamber of Commerce that they rejected to arbitrate any dispute with MFS and were not bound by valid and effective arbitration agreement with MFS; Jiangxi Jinko and Jinko Switzerland also opposed the constitution of an arbitration tribunal and the jurisdiction of any arbitration tribunal that may be constituted in the present case. On July 3, 2020, MFS submitted a statement of claim claiming against Projinko, Jiangxi Jinko and Jinko Switzerland for recovery of two drawdowns by Projinko under the bank guarantee in an aggregated amount of EUR2,812,000, with the interests thereon as well as economic damages suffered by MFS as a result thereof. On September 3, 2020, Projinko, Jiangxi Jinko and Jinko Switzerland submitted their statements of defense requesting the tribunal dismiss all claims made by MFS against Projinko, Jiangxi Jinko and Jinko Switzerland; Projinko also submitted its counterclaim against MFS requesting the tribunal order MFS to pay Projinko EUR1,008,170 plus accrued interest as a recovery of drawdown by MFS under the bank guarantee granted in favor of MFS. On January 12, 2020, pursuant to the parties’ joint request, the tribunal declared the proceedings suspended until further notice to allow for settlement discussions. In March 2021, the parties fully executed settlement agreement for the dispute. According to settlement agreement, the parties automatically and reciprocally release each other from the dispute on the condition that Jinko Switzerland delivers to MFS a payment in the amount of EUR 750,000. In April 2021, Jinko Switzerland made the payment and MFS has confirmed receipt of the same. The parties have provided a letter to the tribunal to withdraw all claims and request the termination of the arbitration proceedings. In Jun 2021, tribunal confirmed that the arbitration proceedings were formally terminated by agreement of all parties per their filed joint letter.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against the company and a number of the company’s subsidiaries.

(i) Patent infringement lawsuits in the United States:

On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Q CELLS & Advanced Materials Corporation (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (the “Final Determination”). On July 31, 2020, Plaintiffs A

appealed to the Federal Circuit Courts of Appeals against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal. Plaintiffs A filed its opening appeal brief in November 2020. The Respondents filed the principal brief in February 2021. On July 12, 2021, the United States Court of Appeals for the Federal Circuit affirmed the ITC’s findings that Respondents’ products do not infringe U.S. Patent No. 9,893,215.

(ii) Patent infringement lawsuits in Germany:

On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 15, 2020. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of fines for such violation. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty on November 30, 2020. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty. On August 23, 2021, Düsseldorf Regional Court dismissed Plaintiff B’s request for penalty.

(iii) Patent infringement lawsuits in Australia:

On March 12, 2019, Hanwha Solutions Corporation (registration no. 110111-0360935) (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”), following which FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Another case management hearing was held on November 16, 2020 and FCA directed that until March 12, 2021 Jinko AUS to file a precise statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025. Jinko AUS filed its non-infringement statement dated March 9, 2021 with FCA. The next case management hearing will set the matter down for the final hearing for three weeks commencing September 12, 2022.

The Company believes that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. The Group is considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215 (“the ‘215 Patent”), EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating our non-infringement of the Asserted Patents. On June 3, 2019, the Company filed a petition for inter partes review (“IPR”) of the ‘215 Patent with the U.S. Patent and Trademark Appeal Board (“PTAB”). IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, the Company attended the oral hearing of IPR of the ‘215 patent. On December 9, 2020, the PTAB issued the final decision on the Company’s petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. On February 8, 2021, the patent owner of ‘215 Patent, Hanwha Solutions Corporation, appealed to the United States Court of Appeals for the Federal Circuit

against such final decision issued by the PTAB (“215 IPR Appeal”). On February 24, 2021, the Company has filed the certificate of interest to participate in 215 IPR Appeal. On May 28, 2021, Hanwha Solutions Corporation filed its opening appeal brief. On July 19, 2021, Hanwha Solutions Corporation filed a motion to remand the case to the United States Patent and Trademark Office. On October 4, 2021, the United States Court of Appeals for the Federal Circuit denied Hanwha Solutions Corporation’s motion to remand. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. An additional hearing is to be held on September 28 and 29, 2022.

On May 7, 2021, one of the company’s Spanish customers (the “Spanish Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 26251/JPA) against Jiangxi Jinko in connection with dispute arising out of a PV Module Sales Contract entered into in August, 2020 (“Contract”). In the Request, X-Elio’s claims are based on (1) Jiangxi Jinko's alleged breaches of the Contract by being unable to deliver the goods at the initially agreed shipping dates and price; (2) the subsequent termination of the Contract by the Spanish Customer; (3) alleged replacement purchases the Spanish Customer has made to replace the goods originally ordered from Jiangxi Jinko; and (4) alleged further costs and other indirect damages purportedly incurred by the Spanish Customer as a consequence of Jiangxi Jinko 's alleged breaches and relating to the PV plant in Australia for which the goods had been intended. On July 21, 2021, Jiangxi Jinko submitted the Answer to the Request and Counterclaim, denying that the Spanish Customer is entitled to the relief it requests and raising a counterclaim for damages its loss of profit as well as wasted costs expended in reliance on the performance of the Contract. On January 28, 2022, the tribunal confirmed the Terms of Reference and Procedural Order No.1 signed by the Spanish Customer and Jiangxi Jinko, according to which, except any extension granted by the tribunal, (1) the Spanish Customer will submit Statement of Claim before April 6, 2022 and Jiangxi Jinko will submit Statement of Defense and Counterclaim before June 6, 2022, (2) the Spanish Customer will submit Statement of Reply and Defense to Counterclaim before September 6, 2022, Jiangxi Jinko will submit Statement of Rejoinder and Reply on Counterclaim before November 4, 2022 and the Spanish Customer will submit Rejoinder on Counterclaim before December 19 2022, (3) the hearing will be held during the week of April 17, 2023. On April 6, 2022, the Spanish Customer submitted Statement of Claim, which maintained the claims as the Request and additionally claimed the legal interest accrued on the amounts requested. As of the date of the issuance of the financial statements, this case is still at a preliminary stage and based on the information currently available, the company does not believe that it is probable that Jiangxi Jinko has incurred a loss. Additionally, because of the preliminary stage of this matter, the company is unable to estimate an amount of reasonably possible loss or range of loss.

Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company was also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

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

Fair value change in forward contracts and foreign exchange options

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign exchange forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within “Change in fair value of foreign exchange forward contracts” in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD 800 million and USD 630 million, EUR 100 million and EUR 20 million as of December 31, 2020 and 2021, respectively. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument. The Company recorded gain from change in fair value of foreign exchange forward contracts of RMB288.9 million during the year of 2021, compared to gain of RMB191.2 million in the year of 2020. The change was primarily due to the depreciation of the U.S. dollars against the RMB during the year of 2021.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The Company sold foreign exchange option contracts with a total notional value of nil, USD170 million and USD90 million without entering into any new contracts during the years ended December 31, 2019, 2020 and 2021, respectively. These foreign exchange options mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the foreign exchange options. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3.

The foreign exchange option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income. The fair value change was a loss of RMB0.3 million, RMB3.6 million and a gain of RMB18.8 million for the year ended December 31, 2019, 2020 and 2021.

Convertible Senior Notes and Call Option

The Company has adopted valuation models to assess the fair value for Call option and the Notes, as the Call option is not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. The Notes is valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price and expected share volatility are most significant to valuation determination of convertible debt. The Call option is valued using the Black-Scholes Model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Black-Scholes Models for call option fair value are: call option price, spot price, exercise price, expected dividend yield, risk-free interest rate and time to maturity, of which spot price and exercise price are most significant to valuation determination of call option. The Company recorded gain form change in fair value of convertible senior notes and call option of RMB191.6 million during the year of 2021, compared to losses from change in fair value of convertible senior notes and call option of RMB725.8 million during the year of 2020. The change was primarily due to a decrease in the Company’s stock price in 2021.

Interest Rate Swap

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its overseas power station business operation and expansion, the Company’s operating subsidiaries located in Mexico obtained long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The interest rate swap is a derivative which needs to be fair valued at each reporting period end. The fair value gain or loss arising from the measurement is recognized in the consolidated statements of operations. The fair value change was a loss of RMB69,974,512 and a loss of RMB78,878,089 for the years ended December 31, 2019 and 2020, respectively. The Company sold its solar power plants in Mexico in March 2020.

The Company solar project subsidiary located in Argentina entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As the abovementioned interest rate derivatives were designated as cash flow hedges and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments amounted to RMB12,294,252 were recorded in other comprehensive income and as a derivative liability included in the held-for-sale liabilities.

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

Recurring change in fair value

As of December 31, 2020 and 2021, information about the hierarchy of the fair value measurements for the Company’s assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows:

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2020	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Foreign exchange forward contracts- receivable	183,146,199	—	183,146,199	—
Call options	756,929,181	—	—	756,929,181

Liabilities:
Convertible senior notes	1,831,612,124	—	—	1,831,612,124
Guarantee liabilities	57,331,674	—	—	57,331,674
Foreign exchange forward contracts- payable	4,970,902	—	4,970,902	—
Foreign exchange options	12,923,817	—	—	12,923,817

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2021	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Foreign exchange forward contracts- receivable	73,532,113	—	73,532,113	—

Liabilities:
Convertible senior notes	1,098,736,489	—	—	1,098,736,489
Guarantee liabilities	12,142,387	—	—	12,142,387
Derivative liability interest rate swap	12,294,252	—	—	12,294,252
Foreign exchange options	2,659,203	—	—	2,659,203

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance on January 1,	68,632	728,215,869	1,831,612,124
Issuance of convertible senior notes	585,301,500	—	—
Foreign exchange loss/(gain)	7,675,500	(38,359,987)	(8,559,149)
Change in fair value of convertible senior notes loss/(gain)	114,149,092	1,202,082,070	(327,761,941)
Change in the instrument-specific credit risk loss/(gain)	21,089,777	(60,325,828)	(56,224,381)
Conversion of convertible senior notes	—	—	(340,330,164)
Repurchase of convertible senior notes	(68,632)	—	—
Balance on December 31,	728,215,869	1,831,612,124	1,098,736,489

A summary of changes in Level 3 fair value of call option for the year ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance on January 1,	—	294,177,634	756,929,181
Issuance of call options	206,577,000	—	—
Foreign exchange gain/(loss)	2,709,000	(13,539,000)	250,942
Change in fair value of call options gain/(loss)	84,891,634	476,290,547	(136,121,171)
Settlement of call options	—	—	(621,058,952)
Balance on December 31,	294,177,634	756,929,181	—

A summary of changes in Level 3 fair value of foreign exchange options for the year ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance on January 1,	846,718	—	(12,923,817)
Addition of foreign exchange options	—	(9,316,000)	(8,544,149)
Cash Settlement	(516,012)	—	—
Change in fair value of foreign exchange options gain/(loss)	(330,706)	(3,607,817)	18,808,763
Balance on December 31,	—	(12,923,817)	(2,659,203)

A summary of changes in Level 3 fair value of rate swap derivative for the year ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance on January 1,	12,786,001	61,271,965	—
Change in fair value of interest rate swap	69,974,512	78,878,089	—
Change in fair value of interest rate swap cash flow hedges	—	—	12,294,252
Cash settlement	(21,488,548)	(140,150,054)	—
Balance on December 31,	61,271,965	—	12,294,252

A summary of changes in Level 3 fair value of guarantee liabilities for the year ended December 31, 2019, 2020 and 2021 were as follows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance on January 1,	92,404,068	72,019,365	57,331,674
Additions	2,164,200	—	—
Amortization	(18,574,433)	(14,687,691)	(6,364,065)
Cancellation	(3,974,470)	—	(38,825,222)
Balance on December 31,	72,019,365	57,331,674	12,142,387

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows:

	Foreign exchange forward		Type of derivatives
For the year ended	contracts		Convertible	Interest		Foreign exchange
December 31,	Realized	Unrealized	senior notes	Rate swap	Call option	options	Total
In RMB)
2019	(126,708,753)	48,425,227	(114,149,092)	(69,974,512)	84,891,634	(330,706)	(177,846,202)
2020	61,379,585	129,806,218	(1,202,082,070)	(78,878,089)	476,290,547	(3,607,817)	(617,091,626)
2021	393,523,468	(104,643,184)	327,761,941	—	(136,121,171)	18,808,763	499,329,817

Significant unobservable inputs

The significant unobservable inputs adopted in the valuation of Level 3 instruments as of December 31, 2021 are as follows:

Unobservable inputs of convertible senior notes
Expected volatility	85.94%
Risk free interest rate	0.82%
Discount rate	28.16%

Unobservable input of call option
Spot price	45.96

Unobservable inputs of foreign exchange option
Expected volatility	3.75%-5.96%
Risk free interest rate	0.06%-0.21%

Unobservable input of guarantee liabilities
Discount rate	5.39%

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

Restricted net assets were RMB15,831,879,360 representing 111% of the Company’s total consolidated net assets as of December 31, 2021.

33.    SUBSEQUENT EVENTS

The Group adopted its 2022 Equity Incentive Plan on February 14, 2022 which provided for the issuance of restricted shares of 12,000,000 ordinary shares.

Jiangxi Jinko, completed its initial public offering (“IPO”) and started trading on the Shanghai Stock Exchange’s Sci-Tech innovation board (SSE, code: 688223) on January 26, 2022. Jiangxi Jinko issued 2,000,000,000 shares representing approximately 20% of the total 10,000,000,000 shares outstanding after the IPO. The shares were issued at a public offering price of RMB5.00 per share and the total gross proceeds of the IPO are approximately RMB10.0 billion. After the IPO, the Group owns approximately 58.62% of Jiangxi Jinko and the net income to be allocated to non-controlling interests will increase as a result of this transaction.

34.    ADDITIONAL INFORMATION – CONDENSED FINANCIAL STATEMENTS OF THE PARENT COMPANY

The separate condensed financial statements of the Company as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting. Such investment is presented on separate condensed balance sheets of the Company as “Investments in subsidiaries “ and the Company’s shares of the profit or loss of subsidiaries are presented as “Share of (loss) / income from subsidiaries” in the statements of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

	For the year ended December 31
	2019	2020	2021
	RMB	RMB	RMB	USD
				(note 2 (al))
Net revenue	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating income/(expenses)	474,214	1,227,529	(6,150,177)	(965,097)

Other income, net	8,922,475	5,063,775	1,737,212	272,606

Income/(loss) from operations	9,396,689	6,291,304	(4,412,965)	(692,491)

Convertible senior notes issuance costs	(18,646,101)	—	—	—
Share of income from subsidiaries and affiliates	911,593,940	1,015,006,438	512,872,649	80,480,910

Interest income, net	8,421,898	8,596,365	36,612,599	5,745,316
Exchange gain/(loss)	17,153,258	(73,717,931)	(14,083,811)	(2,210,057)
Change in fair value of convertible senior notes and call option	(29,257,458)	(725,791,523)	191,640,770	30,072,619
Income before income taxes	898,662,226	230,384,653	722,629,242	113,396,296
Income tax expenses	—	—	(1,611,332)	(252,853)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	898,662,226	230,384,653	721,017,910	113,143,443

Condensed balance sheets:

	December 31, 2020	December 31, 2021
	RMB	RMB	USD
			(note 2 (al))
ASSETS
Current assets:
Cash and cash equivalent	19,507,224	34,767,102	5,455,717
Due from subsidiaries	2,773,032,001	2,532,984,389	397,480,524
Due from related parties	6,098,994	3,454,360	542,064
Other current assets	650,764,989	1,560,896	244,939
Total current assets	3,449,403,208	2,572,766,747	403,723,244
Investments in subsidiaries	9,029,027,056	9,781,035,595	1,534,857,922
Due from subsidiaries – non-current	—	1,262,124,346	198,054,852
Due from related parties - non current	44,539,659	3,291,940	516,577
Call Option	756,929,181	—	—
Other non-current assets	11,180,965	—	—
Total assets	13,291,080,069	13,619,218,628	2,137,152,595

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	1,445,300,432	1,445,183,180	226,780,777
Due to related parties	2,780,831	2,500,484	392,380
Other current liabilities	11,396,726	13,375,769	2,098,950
Convertible senior notes	1,831,612,124	—	—
Total current liabilities	3,291,090,113	1,461,059,433	229,272,107
Due to related parties – non-current	12,145,682	9,641,903	1,513,025
Convertible senior notes	—	1,098,736,489	172,415,731
Total liabilities	3,303,235,795	2,569,437,825	403,200,863

Shareholders’ equity:
Ordinary shares (USD0.00002 par value, 500,000,000 shares authorized, 190,380,309 and 193,770,753 shares issued as of December 31, 2020 and December 31, 2021, respectively, 187,434,469 and 190,824,913 shares outstanding as of December 31, 2020 and December 31, 2021, respectively.)	26,052	26,491	4,157
Additional paid-in capital	5,251,244,630	5,617,922,528	881,574,636
Statutory reserves	692,008,508	700,244,270	109,883,606
Accumulated other comprehensive loss	(128,615,450)	(154,375,168)	(24,224,833)
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2020 and December 31, 2021	(43,169,878)	(43,169,878)	(6,774,296)
Retained earnings	4,216,350,412	4,929,132,560	773,488,462
Total shareholders’ equity	9,987,844,274	11,049,780,803	1,733,951,732

Total liabilities and shareholders’ equity	13,291,080,069	13,619,218,628	2,137,152,595

The current balances of due from subsidiaries represented loans to its subsidiaries which are expected to be collected within twelve months. Non-current balances due from subsidiaries represented loans to its subsidiaries which are not expected to be collected with twelve months.

Other current assets mainly represented options receivables.

Other non-current assets mainly represented deposit of Call options.

The balance due to subsidiaries represented cash collection on behalf of subsidiaries in relation to the Company’s disposition of downstream solar power business.

Other current liabilities represented accrual for unpaid convertible senior notes interest and professional service fees.

Condensed statements of cash flows:

	For the year ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
				(note 2 (al))
Cash flows from operating activities:
Net income	898,662,226	230,384,653	721,017,910	113,143,443
Adjustments to reconcile net income to net cash used in operating activities:
Issuance cost paid for issuance of convertible senior notes	18,646,101	—	—	—
Change in fair value of convertible senior notes	114,149,092	1,202,082,070	(327,761,941)	(51,433,001)
Change in fair value of call option	(84,891,634)	(476,290,547)	136,121,171	21,360,382
Share of income from subsidiaries	(911,593,940)	(1,015,006,438)	(512,872,649)	(80,480,910)
Guarantee income	(8,922,475)	(5,063,775)	—	—
Exchange (gain)/loss	(17,153,258)	73,717,931	14,083,811	2,210,057
Changes in operating assets and liabilities:
(Increase)/decrease in due from subsidiaries	(871,067,726)	592,424,888	6,088,026	955,346
(Increase)/decrease in other current assets	(110,110)	(9,437,209)	165,307	25,940
Decrease in other non-current assets	—	—	11,180,965	1,754,537
Decrease in due to subsidiaries	(14,890,886)	(658,106,245)	(117,252)	(18,399)
Increase in other current liabilities	1,096,958	9,772,273	1,979,043	310,555
Net cash (used in)/provided by operating activities	(876,075,652)	(55,522,399)	49,884,391	7,827,950

Cash flows from investing activities:
Cash paid for call option	(216,905,850)	—	—	—
Cash paid for loans to subsidiaries	—	—	(1,262,124,346)	(198,054,852)
Net cash used in investing activities	(216,905,850)	—	(1,262,124,346)	(198,054,852)

Cash flows from financing activities:
Proceeds from exercise of share options	38,245,122	114,758,281	10,185,136	1,598,270
Proceeds from exercise of call option	—	—	621,058,952	97,457,702
Repurchase of convertible senior notes	(68,632)	—	—	—
Proceeds from issuance of convertible senior notes	585,301,500	—	—	—
Proceeds from issuance of ordinary shares	488,950,795	—	641,065,394	100,597,150
Repurchase of shares	—	(29,294,325)	—	—
Issuance cost paid for issuance of convertible senior notes	(18,646,101)	—	—	—
Net cash provided by financing activities	1,093,782,684	85,463,956	1,272,309,482	199,653,122

Effect of foreign exchange rate changes on cash and cash equivalents	245,789	(14,991,165)	(44,809,649)	(7,031,612)

Net increase in cash and cash equivalents	1,046,971	14,950,392	15,259,878	2,394,608
Cash and cash equivalents, beginning of year	3,509,861	4,556,832	19,507,224	3,061,109

Cash and cash equivalents, end of year	4,556,832	19,507,224	34,767,102	5,455,717

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	40,338,943	9,142,819	1,169,427	183,509
Receivables related to At-The-Market offering	—	641,065,394	—	—