Form 20-F
period 2022-12-31
JinkoSolar Holding Co., Ltd.
filed 2023-04-28
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(86-793) 858-8188

(Address of principal executive offices)

Mengmeng (Pan) Li, Chief Financial Officer

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

Tel: (86-793) 858-8188

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

201,189,189 ordinary shares, excluding 67,668 ADSs representing 270,672 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes and 2,945,840 ordinary shares as treasury stock, as of December 31, 2022.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

- i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“Company” refers to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company;
●	“we,” “us,” “our company,” “our” or “JinkoSolar” refers to JinkoSolar Holding Co., Ltd. and its consolidated subsidiaries; in the context of describing activities, “we,” “us,” “our company,” “our” or “JinkoSolar” refers to the consolidated subsidiaries of JinkoSolar Holding Co., Ltd.;
●	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated;
●	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;
●	“2020”, “2021” and “2022” refers to our fiscal years ended December 31, 2020, 2021 and 2022, respectively;
●	“2021 Equity Incentive Plan” refers to the 2021 Equity Incentive Plan adopted on March 5, 2021;
●	“2022 Equity Incentive Plan” refers to the 2022 Equity Incentive Plan adopted on February 14, 2022;
●	“2023 Equity Incentive Plan” refers to the 2023 Equity Incentive Plan adopted on January 5, 2023;
●	“ADSs” refers to American depositary shares issued by JinkoSolar Holding Co., Ltd., and “ADRs” refers to the American depositary receipts evidencing the ADSs;
●	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of Directive 2004/108/EC of the European Union and EN 61000-6-3:2001+A11:2004 and EN 61000-6-1:2001 standards;
●	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC 61215:2005 and IEC 617302:2004 standards;
●	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;
●	“EPC” refers to engineering, procurement and construction;
●	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;
●	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;
●	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;
●	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;
●	“Haining Jinko” refers to Jinko Power Technology (Haining) Co., Ltd, one of our majority-owned subsidiaries in the PRC;
●	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC 61215:2005, IEC 61730-1:2004 and IEC 61730-2:2004 standards;

●	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;
●	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC, in which we own approximately 58.62% equity interest;
●	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our majority-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;
●	“JinkoPower” refers to Jinko Power Technology Co., Ltd., formerly known as Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries, and its subsidiaries;
●	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;
●	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;
●	“JPY” refers to Japanese Yen;
●	“kV” refers to kilovolts;
●	“Leshan Jinko” refers to Jinko Solar (Leshan) Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC;
●	“local grid companies” refers to the subsidiaries of the State Grid in China;
●	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;
●	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;
●	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;
●	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;
●	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;
●	“PV” refers to photovoltaic;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;
●	“STAR Market” refer to Shanghai Stock Exchange’s Sci-Tech Innovation Board;
●	“State Grid” refers to State Grid Corporation of China and the local grid companies;
●	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;
●	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;
●	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;
●	“Xinjiang Jinko” refers to Xinjiang Jinko Solar Co., Ltd., one of our majority-owned subsidiaries in the PRC;
●	“Yuhuan Jinko” refers to Yuhuan Jinko Solar Co., Ltd., one of our majority-owned subsidiaries in the PRC; and
●	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC, one of our majority-owned subsidiaries.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2020, 2021 and 2022 and as of December 31, 2021 and 2022.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8972 to US$1.00, the noon buying rate in effect as of December 30, 2022. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 21, 2023, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8920 to US$1.00.

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

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.               KEY INFORMATION

Our Holding Company Structure

The Company is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China. Investors in the ADSs are purchasing equity interest in the Cayman Islands holding company. See “—D. Risk Factors—Risks Related to Our Business and Industry—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiary, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.” In addition, we face various legal and operational risks and uncertainties related to doing business in mainland China. A significant part of our business operations in China are conducted through our subsidiaries in the PRC, and we and our subsidiaries are subject to complex and evolving PRC laws and regulations. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value. In addition, we are subject to risks arising from China’s legal system, including the uncertainty in the interpretation and the enforcement of the PRC laws and regulations. See “—Implications of Being a Foreign Private Issuer and a China-based Company” and “—The Holding Foreign Companies Accountable Act.” Recently, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the solar energy industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, expanding the efforts in anti-monopoly enforcement, and adopting new rules to request China-based companies to fulfill relevant filing procedure and report relevant information to the CSRC for overseas offerings. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital. Further, implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, which could impose uncertainty on our capital raising activities.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties and limitations with respect to the PRC legal system, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us.”

Implications of Being a Foreign Private Issuer and a China-based Company

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the Securities and Exchange Commission, or SEC, will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE listing standards.

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. We are exposed to legal and operational risks associated with being based in and having the majority of our operations in China. We are subject to risks arising from China’s legal system, including uncertainties in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly. Recent regulatory actions and statements made by Chinese government, such as those related to data security or anti-monopoly concerns, may impact our ability to conduct business, accept foreign investments, or continue to list on a U.S. or other foreign exchange. Although the solar power industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner of our operations, which could result in a material change in our operations or the value of the ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, expanding the efforts in anti-monopoly enforcement, and adopting new rules to request China-based companies to fulfill relevant filing procedure and report relevant information to the CSRC for overseas offerings. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

With the trend of strengthening anti-monopoly supervision around the world, the PRC government issued a series of anti-monopoly laws and regulations in 2021, paying more attention to corporate compliance. On February 7, 2021, the Anti-monopoly Commission of the State Council of the PRC promulgated the Guidelines for Anti-monopoly in the field of Platform Economy. On November 15, 2021, the State Administration for Market Regulation of the PRC promulgated the Guidelines for the Overseas Anti-monopoly Compliance of Enterprises. We believe that these regulations currently have little impact on us, but we cannot guarantee that regulators will agree with us or that these regulations will not affect our business operations in the future.

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. In Novemmber 2021, the Cybersecurity Administration of China, or CAC, promulgated the Draft Administrative Regulations on Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comment. These draft regulations set forth different scenarios under which data processors would be required to apply for cybersecurity review. However, there is no definite timetable as to when these draft regulations will be enacted. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a security assessment under certain circumstances. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulations.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. We do not expect to have significant data security or privacy issues given that the nature of our business does not involve collecting and use of vast personal data. Under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not received or were denied such permissions by the CSRC or the CAC.While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement. On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, China-based companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent re-financing event occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China.

We had been listed on the New York Stock Exchange prior to the implementation of the Overseas Listing Filing Rules. Therefore, we are qualified as a “Stock Enterprise” and are not required to apply for the filing immediately until a subsequent re-financing event occurs according to the Overseas Listing Filing Rules. However, we are required to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for our offerings or listing in offshore stock market other than the stock market of our initial public offering or listing within three business days after the submission of offering application outside mainland China. Failure to comply with the filing requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties, on the companies, the controlling shareholders, the actual controllers, the person directly in charge and other directly liable persons. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC. Given the uncertainties surrounding the CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all, if we conduct listing in other offshore stock markets or follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, and other equivalent offering activities in the future.

Since these regulatory actions are relatively new, it is uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operation, or our ability to accept foreign investments and listing on a U.S. or other foreign exchanges. PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor. On May 26, 2022, the SEC conclusively listed us as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB announced its determination that it has been able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCAA, and the PCAOB vacated its December 16, 2021 determinations. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCAA. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a “Commission-Identified Issuer” for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA.

While we currently do not expect the HFCAA to prevent us from maintaining the trading of the ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs, and materially and adversely affect the value of your investment. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects. For a detailed description of risks related to the HFCAA, see “—D. Risk Factors—Risks Relating to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

The cash transfers within our organization are generally made in the following manners: (i) the Company transfers cash to its subsidiaries by way of providing loans, making capital contributions and providing operating cash, and (ii) the Company’s subsidiaries transfer cash to the Company by way of repayment of loans and repayment of operating cash due to the Company. Other than cash transfers, no transfer of other assets has occurred between the Company and its subsidiaries. The following table presents cash transfers between the Company and its subsidiaries for 2020, 2021 and 2022:

	2020	2021	2022
	(RMB in thousands)
Cash transfers from the Company to its subsidiaries
- loans to subsidiaries	—	1,262,124	289,620
- providing operating cash to subsidiaries	65,681	—	—

Cash transfers from subsidiaries to the Company
- repayment of operating cash due to Company	—	5,971	20,595
- repayment of loans due to Company	—	—	735,673

For 2020, 2021 and 2022 and up to the date of this annual report, the Company’s subsidiaries did not make any dividend or distribution to the Company. Pursuant to the PRC Enterprise Income Tax Law and Implementation Regulations for the Corporate Income Tax Law (the “CIT Law”), a withholding tax rate of 10% would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends. The Cayman Islands, where the holding company is incorporated, does not have such a tax treaty with China. The CIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the CIT Law.

In addition, we have not made any dividend or distribution to any U.S. investor as of the date of this annual report. As an offshore holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net profits each year to fund a statutory surplus reserve which are no less than 10% of their net profits each year until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 4. Information on the Company—B. Business Overview—Regulation—Taxation” for more details.

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

Summary of Risk Factors

●	Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.
●	The reduction, modification, delay or elimination of government subsidies and other economic incentives in solar energy industry may reduce the profitability of our business and materially adversely affect our business.
●	We require a significant amount of cash to fund our operations and future business developments. If we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

●	The oversupply of solar cells and modules in the solar industry may cause substantial downward pressure on the prices of our products and reduce our revenue and earnings.
●	We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our business and operations abroad may be adversely affected and our ability to maintain, develop and expand our business abroad may be restricted.
●	We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.
●	Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.
●	We may not be able to obtain sufficient raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.
●	The loss of, or a significant reduction in orders from, any of our customers could significantly reduce our revenue and harm our results of operations.
●	We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.
●	Prepayment arrangements to our suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.
●	Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.
●	Shortage or disruption of electricity supply may adversely affect our business.
●	Our long-term investment which accounted for using fair value option is subject to uncertainties in accounting estimates. Fluctuations in the changes in fair value of these assets would affect our financial results.
●	Our substantial indebtedness could adversely affect our business, financial condition and results of operations.
●	Although we completed the STAR Listing, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering) and therefore the price of the ADSs may not increase, or may even drop.
●	Jiangxi Jinko’s status as a publicly traded company that is controlled, but less than wholly owned, by our company could have an adverse effect on us.
●	It is difficult to predict the effect of the STAR Listing on the market price of the ADSs.
●	Our founders collectively have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.
●	We face risks related to health epidemics and other outbreaks. In particular, we were, and could continue to be, adversely affected by the global outbreak of COVID-19.
●	We may fail to comply with laws and regulations regarding PV production in China.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

●	The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially adversely affect our competitive position.
●	Uncertainties and limitations with respect to the PRC legal system, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us.
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise restrict or completely hinder our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.
●	The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, which could impose uncertainty on our capital raising activities.
●	Conversion of the convertible notes we offered may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes.
●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.
●	Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
●	You may be subject to limitations on transfers of your ADSs.

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly reduced. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. In 2022, the energy intensity exacerbates the supply shortage and rising price of silicon materials in the industry, which affected the demand and price of solar modules. The current international political environment, including existing and potential changes to United States and China trade and tariffs policies, have resulted in uncertainty surrounding the future of the global economy. Due to the transition to renewable energy in most regions of the world, the increase in electricity prices, financing support and other favorable policies, clients are more willing to accept higher prices of solar modules. Consequently, the average selling price of our solar modules, which represented 96.5% of our total revenue in 2022, increased from 2021 to 2022.

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

We received government grants totaling RMB192.0 million, RMB465.7 million and RMB1.09 billion (US$158.0 million) for 2020, 2021 and 2022, respectively, which included government grants for our production scale expansion, technology upgrades and export market development. We cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the National Development and Reform Commission of China (the “NDRC”), the Ministry of Finance and the National Energy Administration in China (the “NEA”) issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2022, the Japanese government cut down its FIT from JPY40 to JPY17 for projects below 10 KW, from JPY42 to JPY11 for certain projects of 10 KW to 50 KW, and to JPY10 for projects above 50 KW. In 2023, the Japanese government further cut down its FIT to JPY16 for projects below 10 KW and to JPY10 for certain projects of 10 KW or above.

In 2022, we generated 58.1% of our total revenue from overseas markets, and North America, Asia Pacific (except China which includes Hong Kong and Taiwan) and Europe represented 4.5%, 13.6% and 23.6% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of the ADSs.

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

Our working capital was RMB3.39 billion (US$491.7 million) as of December 31, 2022. Our management believes that our cash position as of December 31, 2022, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report.

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

In 2020, 2021 and 2022, we generated 81.9%, 75.2% and 58.1%, respectively, of our total revenue from sales outside China. We also have manufacturing facilities in the United States and Malaysia, and our monocrystalline silicon wafer factory in Vietnam compeleted construction and reached full production capacity in 2022. In January 2018, we entered into a master solar module supply agreement (the “Master Agreement”) with NextEra Energy, Inc., or NextEra. Under the Master Agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with the Master Agreement, we established our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and reached full production capacity of 400 MW in the first half of 2019. Our 7GW monocrystalline silicon wafer plant in Vietnam commenced production in the first quarter of 2022 and reached full production capacity in the third quarter of 2022. Thus, we currently have approximately 7 GW of integrated mono wafer-cell-module manufacturing capacity overseas.

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

For example, the U.S. government has begun enforcing a long-existing ban on U.S. importation of products produced with forced labor in ways that may adversely affect our business. Section 307 of the U.S. Tariff Act of 1930, as amended, or Section 307, prohibits U.S. importation of goods that are produced or manufactured, wholly or in part, in any non-U.S. country by forced or indentured labor. On June 24, 2021, U.S. Customs and Border Protection (CBP) issued a Withhold Release Order against Hoshine Silicon Industry Co. Ltd. (“Hoshine WRO”). As a result, personnel at all U.S. ports of entry have been instructed to immediately begin detaining shipments that contain silica-based products made by Hoshine or materials and goods derived from or produced using those silica-based products.

On December 23, 2021, President Biden signed the Uyghur Forced Labor Prevention Act (the “UFLPA”) into law. The UFLPA aims to strengthen the existing laws on forced labor by prohibiting the importation and entry of any goods made with forced labor in the Xinjiang Uyghur Autonomous Region (“XUAR”) of the PRC, and establishes several enforcement mechanisms and procedures to do so. Since June 21, 2022, CBP has begun applying the “Rebuttal Presumption” established in Section 3 of UFLPA and prohibits any “goods, wares, articles, or merchandise mined, produced, or manufactured wholly or in part in the XUAR” or produced by an entity on the list to be issued pursuant to the UFLPA, unless CBP determines that importer of record has (i) fully complied with the supply chain guidance described in Section 2 of the UFLPA and any accompanying regulations; and (ii) completely and substantively responded to inquiries for information by CBP. Pursuant to UFLPA, the U.S. government issued a list of entities involved in and products produced from forced labor, “guidance to importers” with respect to forced labor due diligence as well as a strategy report to prevent importation of goods produced with forced labor.

Under the impact of Hoshine WRO and UFLPA, our products imported into the United States are detained by CBP from time to time. We have been in continuous discussion with CBP and related United States authorities regarding related matters including but without limitation to CBP’s standards and requested documents regarding detained shipments. We have been submitting documents requested by CBP for the admissibility of the detained shipments. After reviewing our submissions, our detained shipments have been progressively released by CBP.

We do not tolerate any use of forced labor, whether in our own manufacturing facilities or, to the best of our knowledge, throughout our supply chain. We monitor our manufacturing facilities to ensure no forced labor is used. Our direct sales to the U.S. market accounted for 15.7% and 4.5% of our total revenues in 2021 and 2022, respectively. Given the fact that we have a manufacturing facility in Xinjiang, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in the manufacturing of our products or in our supply chain and, put our facilities or their affiliate companies on the list of entities to be issued pursuant to UFLPA. Furthermore, under the impact of Hoshine WRO and UFLPA, importation of our products to the United States may be partially or entirely suspended or blocked. Either of these types of regulatory or legislative action would adversely affect our business, financial condition and results of operations.

In addition to the actions taken or being considered by the U.S. government as discussed above, there is a growing concern regarding the alleged used of forced labor issue in the XUAR in the European Union, Australia, Japan and certain other countries. For example, in June 2022, the European Parliament passed Resolution on the human rights situation in the XUAR, including the Xinjaing police files. European Commission issued, on September 14, 2022, a Proposal for a Regulation of the European Parliament and of the Council on prohibiting products made with forced labour on the European Union. If any new legislation or regulatory action with respect to these issues were to be enacted in those regions that impose additional restrictions or requirements on importation of goods that are produced or manufactured, wholly or in part, in the XUAR, our business and operation in these regions would be adversely affected.

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

Our direct sales to the U.S. market accounted for 28.7%, 15.7% and 4.5% of our total revenues in 2020, 2021 and 2022, respectively. In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar was on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the anti-dumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, cash deposits were required to pay on import into the United States of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us were 13.94% (for anti-dumping) and 15.24% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the subsequent administrative reviews by U.S. Department of Commerce.

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. On October 29, 2020, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review pursuant to the final judgement of the United States Court of International Trade; the final subsidy rate applicable to us for the entries made during the period from January 1, 2015 through December 31, 2015 was changed to 4.22%. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In October 2020, the U.S. Department of Commerce issued the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 68.93%. In December 2020, the U.S. Department of Commerce amended the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 95.5% after such amendment. In December 2020, the U.S. Department of Commerce issued the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 12.67%. In April 2021, the U.S. Department of Commerce amended the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 11.97% after such amendment. In February 2020, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In August and October 2021, the U.S. Department of Commerce issued the final results of the seventh administrative review, according to which the anti-dumping and countervailing deposit rate applicable to us was 0% and 19.28%, respectively. In February 2021, the U.S. Department of Commerce initiated the eighth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In June 2022, the U.S. Department of Commerce issued the final result of the eighth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 15.71%. In August 2022, the U.S. Department of Commerce amended the final result of the eighth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 20.99% after such amendment. In June 2022, the U.S. Department of Commerce issued the final result of the eighth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 15.75%. In August 2022, the U.S. Department of Commerce amended the final result of the eighth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 15.87% after such amendment.In February 2022, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The ninth administrative review is pending as of the date of this annual report. In February 2023, the U.S. Department of Commerce initiated the tenth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The tenth administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

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

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In April 2018, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews were 165.04% (for anti-dumping) and 94.83% (for countervailing). We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In May 2019, the U.S. Department of Commerce initiated the fourth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fourth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in September and October 2019, respectively. In April 2020, the U.S. Department of Commerce initiated the fifth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fifth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2020. In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. In September 2020, the U.S. International Trade Commission determined that revocation of the countervailing and antidumping duty orders would likely lead to continuation or recurrence of material injury to an industry in the United States within a reasonably foreseeable time and as a result the U.S. Department of Commerce hereby ordered the continuation of the AD and CVD orders on crystalline silicon photovoltaic products from China. The U.S. Customs and Border Protection will continue to collect AD and CVD cash deposits at the rates in effect at the time of entry for all imports of subject merchandise. In February 2021, the U.S. Department of Commerce announced the opportunity for interested parties to request the sixth administrative review and the due date for such request was the last day of February 2021. The sixth administrative review has not yet been initiated as of the date of this annual report. In March 2021, the U.S Department of Commerce revoked, in part, the antidumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In April 2022, the U.S. Department of Commerce initiated the seventh administrative review (review period from February 1, 2021 to January 31, 2022) of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final result of the seventh administrative review is pending as of the date of this annual report. In April 2023, the U.S. Department of Commerce initiated the eighth administrative review (review period from February 1, 2022 to January 31, 2023) of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final result of the eighth administrative review is pending as of the date of this annual report.

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

In May 2021, the Department of Commerce of India initiated anti-dumping investigation concerning imports of solar cells whether or not assembled partially or fully in modules or panels or on glass or some other suitable substrates originating in or exported from mainland China, Thailand and Vietnam. ln November, 2022, the Department of Commerce of India issued the notice to terminate such anti-dumping investigation without taking any anti-dumping safeguard measures.

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

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. The price of polysilicon increased significantly in 2020 due to the supply shortage of polysilicon. In the first half of 2020, supply of polysilicon was negatively affected by the decreasing downstream demand due to the COVID-19 pandemic. In the second half of 2020, the production capacity of polysilicon of some key manufacturing facilities reduced due to the explosion accidents and maintenance activities, which further intensified the supply shortage. In 2021 and 2022, the price of polysilicon continued to increase due to power rationing and lockdowns as a result of the COVID-19 pandemic in certain regions of China. The price of the polysilicon began to decline in the first quarter of 2023, which stimulated the module demand globally.

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

In 2020, 2021 and 2022, our five largest group suppliers accounted for 70.0%, 78.7% and 77.4%, respectively, of our total silicon purchases by value. In 2020, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 19.6% of our total silicon purchases by value. In 2021, three of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 28.5% of our total silicon purchases by value. In 2022, two of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 34.0% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

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

In 2020, 2021 and 2022, sales to our top five group customers represented 19.7%, 14.9% and 15.3% of our total revenue, respectively. In 2020, 2021 and 2022, our largest group customer accounted for 5.3%, 4.6% and 5.4% of our total revenue, respectively. A “group customer” refers to an aggregation of our customers that are within the same corporate group. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. Our key module customers include NextEra, Consolidated Edison Development, Trung Nam Construction Investment, Copenhagen Infrastructure Partners, Spower, LLC, Enel Group and Swinerton Builders. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

The geographical separation of our manufacturing facilities in China necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells between Jiangxi, Zhejiang, Sichuan, Anhui, Gansu, Yunnan and Qinghai Provinces and the XUAR. We produce silicon wafers in Jiangxi, Sichuan, Gansu and Qinghai Provinces and the XUAR, solar cells in Zhejiang, Jiangxi, Anhui and Yunnan Provinces, and solar modules in Jiangxi, Zhejiang, and Anhui Provinces. As a result, we transport a substantial volume of our silicon wafers and solar cells within China.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2022, we had RMB3.58 billion (US$519.3 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts, and even if we do, the collateral we received is deeply subordinated and shared with all other customers and other senior lenders of the suppliers.

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

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends and the prices of solar power products. We recorded inventory provisions of RMB270.9 million, RMB701.7 million and RMB1.82 billion (US$263.8 million) in 2020, 2021 and 2022, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as the summer, or when there are severe weather conditions. For example, our manufacturing facilities in Sichuan Province encountered power shortage in August 2022 as the local government imposed province-wide power rationing measures to ease the power shortage in the region. As a result of these measures, the production capacity of our manufacturing facilities in Sichuan Province was temporarily affected in August and September 2022. We cannot assure you that there will not be disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages or disruptions in electricity supply and any increases in electricity costs may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Our accounts receivable turnover were 68 days, 69 days and 74 days in 2020, 2021 and 2022, respectively. Correspondingly, we recorded provisions for accounts receivable from third parties of RMB293.4 million, RMB323.1 million and RMB584.1 million (US$84.7 million) as of December 31, 2020, 2021 and 2022, respectively. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, and the consideration of the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, we may need to continue to provide for credit losses and write off overdue accounts receivable we determine as not collectible.

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

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, 2022, the Singapore Customer filed its Reply Memorial accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon. On July 17, 2022, Jinko IE submitted its Rejoinder Memorial with all evidence correspondingly in reply to Reply Memorial. From October 10 to 21, 2022, the hearing for liability issue was held in Singapore, during which the tribunal heard the parties’ oral opening statements, evidence from the parties’ factual and expert witnesses, and oral closing statements. According to the tribunal’s directions, the parties submitted Post-hearing Briefs on January 20, 2023 and the Reply Post-hearing Briefs on March 3, 2023. Furthermore, in the event that Jinko IE is found liable on the liability issue, the issue of remedies or damages to be paid will be determined in a subsequent phase in the proceedings, with a separate procedural timeline for the provision of evidence (including expert evidence) and memorials on the appropriate remedy to be awarded by the tribunal. Based on the limited information currently available to us, it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and merits and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries.

(i) On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation (registration no. 110111-0360935) during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (the “Final Determination”). On July 31, 2020, Plaintiffs A filed its petition to review with the United States Court of Appeals for the Federal Circuit against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal. Plaintiffs A filed its opening appeal brief in November 2020. The Respondents filed the principal brief in February 2021. On July 12, 2021, the United States Court of Appeals for the Federal Circuit affirmed the ITC’s findings that Respondents’ products do not infringe U.S. Patent No. 9,893,215. On June 27, 2022, the District Court entered a joint motion to dismiss the said court litigation.

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 14, 2020. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of penalty for such violation. Though not specified in Plaintiff B’s request, in general we do not expect the amount of such penalty to exceed €250,000. On November 30,2020, JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty. On August 23, 2021, Düsseldorf Regional Court dismissed Plaintiff B’s request for penalty. The oral proceedings at the Düsseldorf Higher Regional Court was held on March 30, 2023. Following this hearing, the Düsseldorf Higher Regional Court decided on April 20, 2023 that evidence should be taken by firstly hearing a witness and subsequently obtaining a written technical opinion from a court appointed expert. The probability of winning the case on the appeal level is difficult to assess. In case the proceeding is lost, JinkoSolar GmbH would have to stop distributing the third-party cells, which was done already so that there would be no additional damage. Furthermore, the request for information and damages was withdrawn in the first instance and cannot be reinstalled in the second instance at the court of appeals level. Therefore, there is no danger for payment of damages.

(iii) On March 12, 2019, Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. Since then, the parties have taken multiple procedural steps required by the court’s directions in relation to infringement and validity claims and defences. The final hearing was held from September 23 to 30 and October 10 to 14, 2022. As of the date of the issuance of the financial statements, this Judge has reserved his decision and based on the information currently available, there presently remains no indication that it is probable the court will award any liability for infringement against Jinko AUS and we are unable to estimate an amount of reasonably possible loss or range of loss.

We believe that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215 (“the ‘215 Patent”), EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating our non-infringement of the Asserted Patents. On June 3, 2019, we filed a petition for inter partes review (“IPR”) of the ‘215 Patent with the U.S. Patent and Trademark Appeal Board (“PTAB”). IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, we attended the oral hearing of IPR of the ‘215 patent. On December 9, 2020, the PTAB issued the final decision on our petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. On February 8, 2021, the patent owner of ‘215 Patent, Hanwha Solutions Corporation, appealed to the United States Court of Appeals for the Federal Circuit against such final decision issued by the PTAB (“215 IPR Appeal”). On February 24, 2021, we filed the certificate of interest to participate in 215 IPR Appeal. On May 28, 2021, Hanwha Solutions Corporation filed its opening appeal brief. On July 19, 2021, Hanwha Solutions Corporation filed a motion to remand the case to the United States Patent and Trademark Office. On October 4, 2021, the United States Court of Appeals for the Federal Circuit denied Hanwha Solutions Corporation’s motion to remand. On June 10, 2022, the United States Court of Appeals for the Federal Circuit affirmed the said final decision issued by PTAB that all challenged claims 12-14 of the ‘215 patent are unpatentable.

On June 24, 2019, Jinko filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. An additional hearing was held on September 28 and 29, 2022, during which the opposition division finally decided to uphold the patent with the limited claims and an amended version of the patent description. Currently, the European Patent Office has not yet issued its decision including the grounds in writing.

On May 7, 2021, one of our Spanish customers (the “Spanish Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 26251/JPA) against Jiangxi Jinko in connection with dispute arising out of a PV Module Sales Contract entered into in August, 2020 (“Contract”). In the Request Spanish Customer’s claims are based on (1) Jiangxi Jinko’s alleged breaches of the Contract by being unable to deliver the goods at the initially agreed shipping dates and price; (2) the subsequent termination of the Contract by the Spanish Customer; (3) alleged replacement purchases the Spanish Customer has made to replace the goods originally ordered from Jiangxi Jinko; and (4) alleged further costs and other indirect damages purportedly incurred by the Spanish Customer as a consequence of Jiangxi Jinko’s alleged breaches and relating to the PV plant in Australia for which the goods had been intended. On July 21, 2021, Jiangxi Jinko submitted the Answer to the Request and Counterclaim, denying that the Spanish Customer is entitled to the relief it requests and raising a counterclaim for damages its loss of profit as well as wasted costs expended in reliance on the performance of the Contract. On January 28, 2022, the tribunal confirmed the Terms of Reference and Procedural Order No.1 signed by the Spanish Customer and Jiangxi Jinko, according to which, except any extension granted by the tribunal, (1) the Spanish Customer will submit Statement of Claim before April 6, 2022 and Jiangxi Jinko will submit Statement of Defense and Counterclaim before June 6, 2022, (2) the Spanish Customer will submit Statement of Reply and Defense to Counterclaim before September 6, 2022, Jiangxi Jinko will submit Statement of Rejoinder and Reply on Counterclaim before November 4, 2022 and the Spanish Customer will submit Rejoinder on Counterclaim before December 19 2022, (3) the hearing will be held during the week of April 17, 2023. On April 6, 2022, the Spanish Customer submitted Statement of Claim, which maintained the claims as the Request and additionally claimed the legal interest accrued on the amounts requested. On June 6, 2022, Jiangxi Jinko rejected the claims and brought the counterclaim for the wrongful termination in its submission of Statement of Defense and Counterclaim. On September 6, 2022, the Spanish Customer submitted Statement of Reply and Defense to Counterclaim to maintain its positions. On November 4, 2022, Jiangxi Jinko repeatedly denied the claims and claimed for the damgas in its submission of Statement of Rejoinder and Reply on Counterclaim. On December 19, 2022, the Spanish Customer submitted Rejoinder on Counterclaim. The hearing took place from April 18 to 19, 2023 in Madrid. As of the date of the issuance of the financial statements, this case is still ongoing and based on the information currently available, the company does not believe that it is probable that Jiangxi Jinko has incurred a loss and the company is unable to estimate an amount of reasonably possible loss or range of loss.

On June 17, 2022, one of our Indian customers (the “Indian Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 27085/OSI) against Jiangxi Jinko in connection with dispute arising out of a project module supply agreement entered into in May 2017 (“Supply Agreement”). The Indian Customer further submitted Statement of Claim on December 9, 2022, in which the Indian Customer confirmed it does not pursue its claims requiring Jiangxi Jinko to repair or replace relevant modules under the warranty certificate and amended the amount of damages as follows: (i) delay Liquidated Damages in the amount of US$363.3 million; (ii) costs arising from or in connection with the construction / installation of 32MW of additional capacity for the purpose of making up alleged shortfall in the performance of the plant due to allegedly deficient and/or defective modules in the amount of US$14.1 million; and (iii) liquidated damages levied against the EPC Contractor by the owner of the plant in the amount of US$14.6 million, together totalling US$392.0 million. Jiangxi Jinko submited Statement of Defence and Counterclaim on March 10, 2023, strongly defending itself and claiming that the Indian Customer failed to pay the invoices amounting to US$5.3 million According to the current schedule of the arbitration procedure, the International Chamber of Commerce is expected to render the final award by July 30, 2024. As of the date of this annual report, the hearing has not yet commenced. As this case is still ongoing and based on the information currently available to us, it is uncertain at this stage of the arbitration to conclude that whether Jiangxi Jingko will have be subject to any liability or to reasonably estimate the possible amount to be awarded.

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

Our long-term investment which accounted for using fair value option is subject to uncertainties in accounting estimates. Fluctuations in the changes in fair value of these assets would affect our financial results.

We have invested in, and intend to continue to selectively invest in, businesses that complement our existing business and may make other financial investments. We recorded long-term investment which accounted for using fair value option of nil, nil and RMB101.9 million (US$14.8 million) for 2020, 2021 and 2022, respectively. The long-term investment which accounted for using fair value option mainly represented our equity investment in a private company, which is our PV material supplier. The fair value changes in our long-term investment which accounted for using fair value option may negatively affect our financial performance. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. Factors beyond our control can cause adverse changes to the estimates we use and thus adversely affect the fair value of our unlisted investments. These factors include changes in general economic conditions, market liquidity, asset values, and performance of the companies we invested in. As a result, asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our unlisted investments. Moreover, the value ultimately realized by us on disposal of these investments may be lower than their current fair value. Any of the foregoing factors could have an adverse impact on our results of operations and financial condition.

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

The NEA released a “Technology Top Runner” program in 2017, which has more stringent technology standards than other “Top Runner” programs, to promote solar projects using higher-efficiency modules (requiring a conversion efficiency rate of 18.9% or above for monocrystalline solar cells and 18.0% or above for multicrystalline solar cells) and most advanced technologies (especially breakthrough technologies that have not reached the stage of mass production). In order to promote our high-efficiency modules and cutting-edgy N-type cell technologies, (i) we and JinkoPower jointly established Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), a PRC company, in the third quarter of 2018, in which we then held 51% equity interest and had made capital contribution of RMB98 million in cash as of December 31, 2018, and (ii) we formed a bidding consortium with JinkoPower to bid for “Technology Top Runner” solar projects, and had won a 250 MW “Technology Top Runner” solar project in Shangrao, Jiangxi Province (the “Technology Top Runner Project”). We supplied N-type monocrystalline modules to this project, whose conversion efficiency is even higher than our P-type monocrystalline passivated emitter rear cell (“PERC”) modules. The Technology Top Runner Project was developed by Poyang Luohong. We sold all of our equity interest in Poyang Luohong to an independent third party, and filed the change of ownership with Shangrao Market Supervision Administration on December 17, 2019. We currently do not have plans to develop solar projects in China or overseas. As of December 31, 2022, we did not own any solar project in China, and we had only one solar power project in operation and one project under construction outside China.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2022, we had RMB12.42 billion (US$1.80 billion) in outstanding short-term borrowings (including the current portion of long-term borrowings and failed sale-leaseback financing) and RMB13.02 billion (US$1.89 billion) in outstanding long-term borrowings (excluding the current portion of long-term borrowings and failed sale-leaseback financing). For details regarding our borrowings, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in this annual report.

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

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2022, RMB270.5 million (US$39.2 million) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by local banks. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Furthermore, since the majority of our short-term borrowings came from Chinese banks, we are exposed to lending policy changes by the Chinese banks. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar power companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future.

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

As of December 31, 2022, we had short-term borrowings, including the current portion of long-term borrowings and failed sale-leaseback financing, of RMB2.10 billion (US$304.8 million), secured by certain of our inventory, land use rights, property, plant and equipment, bank deposit and accounts receivable. We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral upon request, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition, liquidity and results of operations may be materially adversely affected.

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

Although we completed the STAR Listing, we may not achieve the results contemplated by our business strategy (including with respect to use of proceeds from that offering) and therefore the price of the ADSs may not increase, or may even drop.

In January 2022, we completed the initial public offering of Jiangxi Jinko, on the Shanghai Stock Exchange’s Sci-Tech innovation board (the “STAR Listing”). Jiangxi Jinko is our majority owned principal operating subsidiary. We conduct substantially all of our business through Jiangxi Jinko and its subsidiaries. Although the STAR Listing has been completed, we cannot assure you that we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of strengthening our market position and operations in the PRC. Jiangxi Jinko has broad discretion in the use of the proceeds from the STAR Listing, and it may not spend or invest those proceeds in a manner that results in our operating success or with which holders of our shares and ADSs agree. Our failure to successfully leverage the completion of the STAR Listing to expand our production capacity in the PRC could result in a decrease in the price of the ADSs. In addition, we cannot assure you that the success of Jiangxi Jinko will have an attendant positive effect on the price of the ADSs.

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

After the completion of the STAR Listing, given Jiangxi Jinko and our Company are public reporting companies listed on the Shanghai Stock Exchange and the NYSE, respectively, each of them are subject to separate and potentially inconsistent accounting standards (PRC GAAP for Jiangxi Jinko and U.S. GAAP for our Company) as well as disclosure and other regulatory requirements. As a result, Jiangxi Jinko and our Company will periodically disclose information simultaneously pursuant to different laws and regulations, and the information disclosed by these two listed companies may differ due to distinct and potentially inconsistent accounting standards applicable to these two companies and disclosure requirements by different securities regulatory authorities in the composition of investors in the United States and PRC, and in the capital markets of the United States and the PRC. Different disclosures may lead to confusion or uncertainty among investors in the publicly traded shares of one or both of these companies. In addition, there might be future requirements of the PRC law, including demands from the CSRC, the Shanghai Stock Exchange or other relevant authorities, that might have a bearing on holders of our ordinary shares and ADSs. For example, during the Star Listing process, in order to comply with the PRC law, some of our senior management resigned from our company, while retaining the same roles at Jiangxi Jinko. In the future, Jiangxi Jinko may issue options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our company’s ownership in Jiangxi Jinko. In addition, Jiangxi Jinko may engage in capital raising activities in the future that could further dilute our company’s ownership interest.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2022 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

In May 2011, we engaged PowerGuard Specialty Insurance Services (“PowerGuard”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 1, 2011. We renewed the insurance policy provided by PowerGuard upon its expiration in every May from 2011 to 2019. The policy offered back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery. In April 2020, our engagement with PowerGuard expired. In December 2018, we engaged Ariel Syndicate 1910 of Lloyd’s (“Ariel Re”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 2019. We renewed the insurance policy provided by Ariel Re from 2021 to 2022. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery. In January 2023, we engaged Munich Re to provide insurance coverage for the product warranty services of our solar modules worldwide effective from January 1, 2023. The policy offers back-to-back coverage through a maximum of 15-year limited product defects warranty, as well as a 30-year linear warranty against degradation of module power output from the time of delivery.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our sales outside China represented 81.9%, 75.2% and 58.1% of our total revenue in 2020, 2021 and 2022, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. For example, we expect our revenue and gross margin to be adversely affected by the recent appreciation of Renminbi against U.S. dollars, as a substantial portion of our sales are denominated in U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred a foreign exchange loss of RMB336.5 million in 2020, a foreign exchange loss of RMB355.5 million in 2021 and a foreign exchange gain of RMB1.03 billion (US$148.7 million) in 2022. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Our consolidated financial statements are expressed in Renminbi. The functional currency of our principal operating subsidiary, Jiangxi Jinko, is also Renminbi. To the extent we hold assets denominated in Euros or U.S. dollars, any appreciation of Renminbi against the Euro or U.S. dollar could reduce the value of our Euro-or U.S. dollar-denominated consolidated assets. On the other hand, if we decide to convert our Renminbi amounts into Euros or U.S. dollars for business purposes, including foreign debt service, a decline in the value of Renminbi against the Euro or U.S. dollar would reduce the Euro or U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of the ADSs.

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

As of March 31, 2023, our founders, Xiande Li who is our chairman and chief executive officer, Kangping Chen, and Xianhua Li who is our director, beneficially owned 15.5%, 13.9% and 3.8%, respectively, or 33.3% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of this annual report, share options with respect to 9,194,356 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan; restricted shares with respect to 12,796,745 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan; 2,600,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2021 Equity Incentive Plan; 12,000,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2022 Equity Incentive Plan; and 20,800,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2023 Equity Incentive Plan. As of the date of this annual report, there were an aggregate of 26,220,108 ordinary shares issuable upon the exercise of outstanding restricted shares granted under our 2014 Equity Incentive Plan, 2021 Equity Incentive Plan, 2022 Equity Incentive Plan and 2023 Equity Incentive Plan.

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

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of December 31, 2022, we have 1,461 patents and 496 pending patent applications. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

Our success depends on the continued services of our founders, Mr. Xiande Li and Mr. Xianhua Li, and other executive officers and key personnel. We do not maintain key-man life insurance on any of our founders, executive officers and key personnel. If one or more of our founders, executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to readily replace them, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our founders, executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our founders, executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our founders, executive officers and key personnel reside and hold most of their assets. See “—Risks Related to Doing Business in China—Uncertainties and limitations with respect to the PRC legal system, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us” in this annual report.

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

Our business could be adversely affected by the effects of novel coronavirus (“COVID-19”), monkey pox (mpox), Ebola virus disease, influenza A (“H1N1”), avian flu, severe acute respiratory syndrome (“SARS”), or other epidemic outbreak. In particular, the COVID-19 outbreak has become a global pandemic, which has already caused, and may continue to cause, an adverse and prolonged impact on both economic and social conditions globally, and the exacerbation, continuance or reoccurrence of the COVID-19 outbreak could interrupt our business operations.

In response to the COVID-19 pandemic, China and many other countries took restrictive measures to prevent its spread, such as quarantines, travel restrictions and home office policies. In particular, in the past three years until December 2022, the Chinese government implemented strict nationwide containment measures against COVID-19, which resulted in various travel restrictions and lock-downs in several cities across China from time to time. The global spread of the COVID-19 has created significant volatility and uncertainty, as well as economic disruption. In particular, global COVID-19 outbreaks adversely affected our production, supply of certain raw materials and logistics in the first half of 2020 and certain months of 2022, causing certain module shipments to be postponed. As a result, some of our customers delayed their payments, which temporarily affected our cash flow. In addition, our capacity utilization rate of certain overseas manufacturing facility has been temporarily affected as we have to limit the number of workers gathering at the facility pursuant to the instructions of the local authorities.

China modified its zero-COVID policy in late 2022, and most of the travel restrictions and quarantine requirements were lifted in December 2022. There were significant surges of COVID-19 cases in many cities in China subsequently. The rapid spread of COVID-19 virus in a relatively short period of time has compelled people to stay at home, which could adversely affect China’s economic recovery from the pandemic’s impact. Since early 2023, the pandemic situation has been improving in China with normal business activities resuming gradually. While western countries have largely reopened since early 2022 or earlier, they have reportedly experienced recent outbreaks of more infectious variants of the virus recently, and these or future variants of COVID-19 could prove to be more resistant to vaccines. As the pandemic continues, commercial activities throughout the world could continue to suffer from curtailed consumer spending, business operation disruptions, interrupted supply chain, difficulties in travel, and reduced workforce. In addition, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses to it. While many governments in the world are administering vaccinations to their populations and pharmaceutical companies have been developing new vaccines and drugs to treat the disease, it remains uncertain whether and when these efforts will successfully control the pandemic. The situation of the COVID-19 pandemic is very fluid and we are closely monitoring its impact on us. If the pandemic lasts for an extended period or worsens, it could materially and adversely impact our supply chain, technology development, sales and other aspects of our operations.

In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have also been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. In past few years, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In April 2013, there were reports of cases of H7N9 avian flu in southeast China, including deaths in Shanghai and Zhejiang Province. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. In addition, there were also outbreaks of Ebola in West Africa and some other parts of the world in the past decade. Since 2022 there have been reports of mpox outbreaks in various parts of the world.

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

On February 23, 2021, the Ministry of Industry and Information Technology of China (the “MIIT”) promulgated the Standard Conditions of Photovoltaic Production Industry, or the Photovoltaic Production Rule, in place of its old version, which took effect as of March 15, 2021. The Photovoltaic Production Rule was enacted in substantially the form published for public comment, which among other things, strengthens requirements with regard to the investment standard, product quality and cell efficiency, and sets forth encouragement in intelligent manufacturing. Such tightened requirements may increase our compliance and production costs. In addition, on December 30, 2022, the Ministry of Commerce of China issued a notice announcing a few revisions to China’s Export Prohibition and Restricted Technology Catalogue (the “Catalogue”) for public comment, which added large-size wafer technology, silicon preparation technology, ultra-high efficiency ingot casting monocrystalline / polycrystalline process and other photovoltaic wafer preparation technology (“wafer preparation-related technologies”) into the list of restricted export technologies. Once the above amendments take effect, the export of wafer-related preparation technologies will be subject to license management and will be prohibited from export without permission. Failure to obtain permissions or licenses in the future may restrict our ability to export, re-export or transfer our products and technologies that are subject to the Catalogue, which may have an adverse impact on the expansion of our overseas business.Our failure to comply with these rules and the laws and regulations related thereto, if and when effective, could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, which could have a material adverse effect on our business, financial condition and results of operations.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011, the impact of COVID-19, the impact of the Russia-Ukraine crisis since early 2022 and the related sanctions on Russia and other conflicts between Russia and Western countries, and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down, and economic conditions in China are sensitive to global economic conditions. Inflation risks have been heightened following the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. To combat inflation, the U.S. Federal Reserve significantly raised the interest rate on reserve balances in 2022 and the interest rate increase is expected to continue at least in 2023. Other major currencies including the Euro and the GBP have followed suit in interest rate raises. These circumstances have resulted in significant market volatility globally and expectations of economic recession of the U.S. in 2023, which would have a material adverse impact on the global economy. The conflict in Ukraine and the imposition of broad economic sanctions on Russia raises the prices of conventional energy, which may benefit development of the new energy. However, heightened tensions in international economic relations and the economic recession as a result of the conflict could adversely affect us and/or our supply chain, business partners, or customers. There have also been concerns over unrest in the Middle East, especially the tensions between the U.S. and Iran, which have resulted in volatility in oil and other markets, as well as the economic effect of the territorial disputes involving China in Asia and the tensions in the relationship between China and Japan. Although the U.S. and China have reached a phase-one deal in January 2020, the trade conflicts between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our export to the U.S. Economic conditions in China are sensitive to global economic conditions.

Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. In 2020, 2021 and 2022, we generated 18.1%, 24.8% and 41.9% of our net revenues from sales in China, respectively. China is one of the world’s largest emerging markets, while the economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition.

Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital and the price of the ADSs.

Political tensions between the United States and China have escalated. The U.S. government has taken a range of action relating to U.S-China relations, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing sanctions, export controls and investment restrictions against Chinese companies, imposing sanctions on certain officials of the PRC and Hong Kong governments, enacting legislation such as the UFLP Act and the HFCAA, and implementing enhanced reviews of companies with significant China-based operations. Partially in response to these actions, the PRC government has also taken steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 and the enactment of the Anti-Foreign Sanctions Law in 2021. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to do business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. In addition, new legislation, executive orders, tariffs, laws or regulations may be adopted that negatively affect companies with significant connections to the U.S. or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations may affect the competitive position of our products, the hiring of research and development personnel, our ability to sell our polysilicon products in the U.S. and certain other markets, the demand for our products or the products of companies that use our products as raw materials, our ability to raise capital, and the market price of the ADSs.

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

If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated or if the U.S. or Chinese governments take retaliatory actions due to the U.S.-China tension, such changes could have an adverse effect on our business, financial condition and results of operations, our ability to raise capital and the price of the ADSs.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements

The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 26, 2022, the SEC conclusively listed us as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

The approval of the MOFCOM for or in connection with our corporate restructuring in 2007 and 2008 may be subject to revocation, which will have a material adverse effect on our business, operating results and trading price of the ADSs.

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

Meanwhile, given the uncertainty with respect to what constitutes a merger with or acquisition of a PRC domestic enterprise and what constitutes circumvention of its approval requirements under the Circular 10, we cannot assure you that the 2008 Restructuring is in all respects compliance with Circular 10. If MOFCOM subsequently determines that its approval of the 2008 Restructuring was required, we may face regulatory actions or other sanctions by MOFCOM or other PRC regulatory agencies. Such actions may include compelling us to terminate the contracts between Jiangxi Desun and us, the limitation of our operating privileges in China, the imposition of fines and penalties on our operations in China, restrictions or prohibition on the payment or remittance of dividends by Jiangxi Jinko or others that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

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

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties and inconsistencies, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to obtain or maintain licenses and permits or enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including the inability to obtain or maintain licenses and permits and enforce our contracts, could materially adversely affect our business and operations. Rules and regulations in China can change quickly with little advance notice. In receny years, Chinese regulators have announced regulatory actions aimed at providing the Chinese government with greater oversight over certain sectors of China’s economy, including the for-profit education sector and technology platforms that have a quantitatively significant number of users located in China. Although the solar energy industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

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

A significant part of our business operations in China are conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including us, to conduct its business, and may exert substantial intervention and influence over the manner our operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, expanding the efforts in anti-monopoly enforcement, and adopting new rules to request China-based companies to fulfill relevant filing procedure and report relevant information to the CSRC for overseas offerings. While we do not believe that these regulatory changes would have any material impact on us, we cannot guarantee that the authorities will agree with us or will not promulgate new regulations that restrict our business operations or access to capital.

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

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation require, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. In November 2021, the CAC promulgated the Draft Administrative Regulations on Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comment. These draft regulations set forth different scenarios under which data processors would be required to apply for cybersecurity review. However, there is no definite timetable as to when these draft regulations will be enacted. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Security Assessment Measures, which became effective on September 1, 2022. In accordance with the Security Assessment Measures, a data processor should apply to the CAC for a security assessment under certain circumstances, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation. We believe that these regulations are not applicable to us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement. On February 17, 2023, the CSRC released a set of regulations consisting of six documents, including the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, collectively, the Overseas Listing Filing Rules, which came into effective on March 31, 2023. According to the Overseas Listing Filing Rules, China-based companies that have already offered shares or been listed overseas prior to the implementation of such new regulations qualify as “Stock Enterprises”, and Stock Enterprises are not required to apply for the filing immediately until a subsequent re-financing event occurs. However, the Overseas Listing Filing Rules, among others, require the issuer or its main operational entity in the PRC to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for its offerings or listing in offshore stock market other than the stock market of its initial public offering or listing within three business days after the submission of offering application outside mainland China.

We had been listed on the New York Stock Exchange prior to the implementation of the Overseas Listing Filing Rules. Therefore, we are qualified as a “Stock Enterprise” and are not required to apply for the filing immediately until a subsequent re-financing event occurs according to the Overseas Listing Filing Rules. However, we are required to file with the CSRC for its follow-on securities offerings in the same offshore market within three business days after the completion of such offerings, and file with the CSRC for our offerings or listing in offshore stock market other than the stock market of our initial public offering or listing within three business days after the submission of offering application outside mainland China. Failure to comply with the filing requirements for any offering, listing or any other capital raising activities, may result in administrative penalties, such as order to rectify, warnings, fines and other penalties, on the companies, the controlling shareholders, the actual controllers, the person directly in charge and other directly liable persons. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC. Given the uncertainties surrounding the CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, or at all, if we conduct listing in other offshore stock markets or follow-on offerings, issuance of convertible corporate bonds, exchangeable bonds, and other equivalent offering activities in the future.

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

The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, which could impose uncertainty on our capital raising activities

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”) require an overseas special purpose vehicle that is controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicles securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

On February 17, 2023, the CSRC published the Overseas Listing Filing Rules, which tool effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in China.

The Overseas Listing Filing Rules provide that (i) the filing procedures with the CSRC be completed within three business days after the issuer submits its application documents relating to the initial public offering and/or listing in overseas; (ii) a timely report be submitted to the CSRC and update its CSRC filing within three business days after the occurrence of any of the following material events, if any of the following events occurs before the completion of the overseas offering and/or listing but after the completion of its CSRC filing: (a) any material change to principal business, licenses or qualifications of the issuer, (b) a change of control of the issuer or any material change to equity structure of the issuer, and (c) any material change to the offering and listing plan; (iii) after the completion of the listing, a report relating to the issuance information of such offering and/or listing be submitted to the CSRC and a report be submitted to the CSRC within three business days upon the occurrence and public announcement of any of the following material events after the overseas offering and/or listing: (a) a change of control of the issuer, (b) the investigation, sanction or other measures undertaken by any foreign securities regulatory agencies or relevant competent authorities in respect of the issuer, (c) change of the listing status or transfer of the listing board, and (d) the voluntary or mandatory delisting of the issuer; and (iv) where there is material change in the main business of the issuer after overseas offering and listing, which does not apply to the Overseas Listing Filing Rules therefore, such issuer shall submit to the CSRC a report and a relevant legal opinion issued by a domestic law firm within three business days after occurrence of such change.

Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. If it is determined that CSRC approval is required for any of our securities offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or for delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs.

In addition, our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. However, as there remain substantial uncertainty with respect to the interpretation and implementation of the Overseas Listing Filing Rules as well as the Confidentiality and Archives Administration Provisions, which both have just been released recently, we cannot assure you that we will be able to complete such filings in a timely manner and/or fully comply with such regulations in connection with our continued listing overseas and our overseas securities offerings in the future. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

Furthermore, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for any future financing activities, we may be unable to fulfill such requirements in a timely manner or at all. Any failure to comply with the PRC regulatory requirements in this regard, our ability to conduct business, our ability to pay dividends outside of China, any future financing activities may be restricted, and our business, reputation, financial condition, and results of operations may be adversely affected.

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

Laws, regulations and policies issued in the PRC may apply to our company. For example, the NDRC issued the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which came into effect on February 10, 2023. Such Administrative Measures require domestic enterprises and/or their overseas controlled enterprises or branches to procure the registration with the NDRC of such issuance of debt instruments with a maturity of more than 1 year (not inclusive). Registrations for issuance of foreign debt may not be accepted by the NDRC for either administrative reasons or failure to meet the registration requriements. There is also no assurance that any registration with the NDRC will not be revoked or amended in the future.

The application of relevant laws, regulations and policies issued in the PRC, such as the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, could therefore restrict our ability to raise debt financing and could also impose registration and reporting requirements that could affect our ability to raise debt financing in a timely manner.

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

We conduct a substantial part of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside 10% of their after-tax profits based on PRC accounting standards each year as statutory common reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2022, these general reserves amounted to RMB1.03 billion (US$149.8 million), accounting for 4.3% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us such as requiring prior approval from relevant banks.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

Certain portions of our revenue and expenses are denominated in Renminbi. If our revenue denominated in Renminbi increases or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of the ADSs. Under China’s existing foreign exchange regulations, foreign currency under current account transactions, such as dividend payments and trade-related transactions are generally convertible. Accordingly, our operating subsidiaries in China are able to pay dividends in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. On January 1, 2020, the Foreign Investment Law and its implementing regulations came into effect. According to the Foreign Investment Law, a foreign investor may, in accordance with the law, freely transfer into or out of the PRC its contributions, profits, capital earnings, income from asset disposal, intellectual property rights royalties acquired, compensation or indemnity legally obtained, income from liquidation, etc., made or derived within the territory of the PRC in RMB or any foreign currency, subject to no illegal restriction by any entity or individual in terms of the currency, amount, frequency of such transfer into or out of the PRC, etc. The foreign exchange control in the field of foreign investment has been continuously relaxed. However, in practice, laws and regulations regarding the legality of foreign exchange projects still need to be followed. The SAFE issued the Circular on Further Promoting the Reform of Foreign Exchange Administration and Improving Examination of Authenticity and Compliance on January 26, 2017, pursuant to which the SAFE restated the procedures and reemphasized the bona-fide principle for banks to follow during their review of certain cross-border profit remittance. We cannot assure you that the PRC government would not take further measures in the future to restrict access to foreign currencies for current account transactions. Foreign exchange transactions by our operating subsidiaries in China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if one of our operating subsidiaries in China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE.

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

Jiangxi Jinko, Zhejiang Jinko, Haining Jinko and Yiwu Jinko were designated by the relevant local governmental authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Yuhuan Jinko and Haining Jinko were subject to a preferential tax rate of 15% for 2019, 2020 and 2021. Yiwu Jinko has obtained the qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Zhejiang Jinko has renewed its qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Jiangxi Jinko and Haining Jinko have successfully renewed this qualification for 2022. In addition, Shangrao Jinko and Zhejiang New Material obtained HNTE qualification to enjoy the preferential tax rate of 15% for 2022, 2023 and 2024. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2018, 2019 and 2020. According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises established in the western region in encouraged industries can continue to enjoy a preferential tax rate of 15% till December 31, 2030. Sichuan Jinko, Leshan Jinko, Chuxiong Jinko and QinghaiJinko were also designated by the relevant local governmental authorities as an “Enterprise in the Encouraged Industry” and can enjoy a preferential tax rate of 15% till 2030. However, we cannot assure you that Jiangxi Jinko, Shangrao Jinko, Zhejiang New Material, Yiwu Jinko, Zhejiang Jinko, Leshan Jinko, Haining Jinko, Xinjiang Jinko and Sichuan Jinko will continue to qualify as “High and New Technology Enterprises” or “Enterprise in the Encouraged Industries” as they are subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and the Implementation Rules of the CIT Law will be enforced, and whether the future implementation of these rules will be consistent with the current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations could be materially adversely affected.

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

In line with local customary practices, we have not made full contribution to the social insurance funds, and the contributions we made to the social insurance funds met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds in China to be RMB1.07 billion (US$155.3 million) as of December 31, 2022. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

A majority of our existing directors and senior management members reside in the PRC and a substantial part of our assets and the assets of such persons are located in the PRC. Accordingly, it may be difficult for investors to effect service of process on any of these persons or to enforce judgments obtained outside of the PRC against us or any of these persons. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many countries, including the Cayman Islands, the United States and the United Kingdom. Therefore, the recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or even impossible.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.5%, 0.9% and 2.0% in 2020, 2021 and 2022, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

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

Risks Related to the ADSs

The market price for the ADSs has been volatile, which could result in substantial losses to investors.

The market price for the ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of the ADSs ranged from US$38.64 to US$75.54 per ADS in 2022. The price of the ADSs may continue to fluctuate in response to factors including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

We cannot give any assurance that these factors will not occur in the future again. In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. Particularly, concerns over economic slowdown resulting from the COVID-19 pandemics have triggered a U.S. key market-wide circuit breaker for several times since March 9, 2020, leading to a historic drop for the U.S. capital market. No guarantee can be given on how the capital markets will react although actions have been taken worldwide to combat the spread of the COVID-19. These market fluctuations may also have a material adverse effect on the market price of the ADSs. In the past, following periods of volatility in the market price of their stock, many companies have been the subject of securities class action litigation. If we become involved in similar securities class action litigation in the future, it could result in substantial costs and diversion of our management’s attention and resources and could harm our stock price, business, prospects, financial condition and results of operations.

Conversion of the convertible notes we offered may dilute the ownership interest of existing shareholders, including holders who had previously converted their convertible notes.

The conversion of some or all of the convertible notes will dilute the ownership interests of existing shareholders and existing holders of the ADSs. Any sales in the public market of the ADSs issuable upon such conversion could adversely affect prevailing market prices of the ADSs. In addition, the existence of the convertible notes may encourage short selling by market participants because the conversion of the convertible notes could depress the price of the ADSs.

Provisions of the convertible notes we offered could also discourage an acquisition of us by a third party.

Certain provisions of the convertible notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, in terms of the convertible notes we offered in 2019, upon the occurrence of certain transactions constituting a fundamental change, holders of the convertible notes will have the right, at their option, to require us to repurchase all of their convertible notes or any portion of the principal amount of the convertible notes in integral multiples of US$1,000. We may also be required to increase the conversion rate for conversions in connection with certain fundamental changes. By discouraging an acquisition of us by a third party, these provisions could have the effect of depriving the holders of our ordinary shares and holders of the ADSs of an opportunity to sell their ordinary shares and ADSs, as applicable, at a premium over prevailing market prices.

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

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible for making such distribution if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing such distributions. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before federal courts of the United States.

As we are a Cayman Islands exempted company and a substantial part of our consolidated assets are located outside of the United States and a substantial part of our current operations are conducted in China, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside the United States. In addition, it is uncertain whether the Cayman Islands or PRC courts would entertain original actions brought in the Cayman Islands or in China against us or our officers and directors predicated on the federal securities laws of the United States. While there is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a foreign money judgment obtained in a foreign court of competent jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our current articles of association contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for the ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of the ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of the ADSs may fall and the voting and other rights of holders of our ordinary shares and ADSs may be materially adversely affected.

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

As a non-U.S. company with ADSs listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we have adopted certain corporate governance practices that may differ significantly from the NYSE corporate governance listing standards. For example, we may include non-independent directors as members of our compensation committee and nominating and corporate governance committee, and our independent directors are not required to hold regularly scheduled meetings at which only independent directors are present. Such home country practice differs from the NYSE corporate governance listing standards, because there are no specific provisions under the Companies Act (As Revised) of the Cayman Islands imposing such requirements. Accordingly, executive directors, who may also be our major shareholders or representatives of our major shareholders, may have greater power to make or influence major decisions than they would if we complied with all the NYSE corporate governance listing standards. While we may adopt certain practices that are in compliance with the laws of the Cayman Islands, such practices may differ from more stringent requirements imposed by the NYSE rules and as such, our shareholders may be afforded less protection under Cayman Islands law than they would under the NYSE rules applicable to U.S. domestic issuers. See “Item 16G. Corporate Governance.”

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ADSs or ordinary shares.

A non-U.S. corporation will be considered a passive foreign investment company, which we refer to as a PFIC, for U.S. federal income tax purposes in any taxable year in which either 75% or more of its gross income is “passive income” or 50% or more of its assets constitute “passive assets” (generally determined on the basis of a quarterly average). The calculation of the value of our assets will be based, in part, on the market value of the ADSs, which is subject to change. The determination as to whether a non-U.S. corporation is a PFIC is based upon the application of complex U.S. federal income tax rules (which are subject to differing interpretations), the composition of income and assets of the non U.S. corporation from time to time and the nature of the activities performed by its officers and employees.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2022, we had 201,189,189 ordinary shares outstanding, excluding 67,668 ADS representing 270,672 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes, and 2,945,840 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

Our legal and commercial name is JinkoSolar Holding Co., Ltd. Our principal executive office is located at 1 Yingbin Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China. Our telephone number at this address is (86-793) 858-8188 and our fax number is (86-793) 846-1152. Our registered office in the Cayman Islands is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our majority-owned operating subsidiary in China, Jiangxi Jinko. As of December 31, 2022, we had 14 production facilities globally and 23 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia and Nigeria. As of the same date, we also had global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India to conduct sales, marketing and brand development for our products around the world.

On May 19, 2010, we completed our initial public offering, in which we offered and sold 5,835,000 ADSs representing 23,340,000 ordinary shares, raising US$64.2 million in proceeds before expenses to us. The ADSs are listed on the New York Stock Exchange under the symbol “JKS.”

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

In February 2018, we closed the follow-on public offering of 4,140,000 ADSs, each representing four of our ordinary shares, par value US$0.00002 per share, at US$18.15 per ADS. The net proceeds of the follow-on offering to us, after deducting underwriting commissions and fees and estimated offering expenses, was US$71.1 million. Concurrently we completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, our founder, chairman and chief executive officer, and Mr. Kangping Chen, our founder, of its purchase of US$35 million of our ordinary shares.

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued convertible senior notes of US$85 million due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. As of the date of this annual report, the convertible notes of US$29.75 million in aggregate have been converted. In connection with the issuance of the convertible notes, we entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC, whom we refer to as the option counterparty. The zero strike call option transaction was completed in July 2021.

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

In March 2020, we announced a share repurchase program of up to US$100 million of our ordinary shares represented by ADSs within twelve months. Purchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as our insider trading policy. We plan to use our existing funds to fund repurchases made under the share repurchase program. We repurchased an aggregate of 305,660 ADSs under this share repurchase program.

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

In December 2020, we filed a prospectus supplement to sell up to an aggregate of US$100 million of the ADSs through an at-the-market equity offering program (the “2020 ATM Program”). In January 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses.

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

In March 2022, Jiangxi Jinko entered into a project investment cooperation framework agreement with Qinghai Provincial Department of Industry and Information Technology, Xining Municipal Government and Xining Economic and Technological Development Zone Management Committee for a joint monocrystalline silicon pull rod project.

In March 2022, Jiangxi Jinko entered into an investment framework agreement with the Shangrao Guangxin District Government for a high-efficiency solar module and PV module aluminum frame project.

By March 2022, we are the first company to deliver solar modules of 100 GW globally.

In April 2022, we delivered our bifacial modules to a 204MW Solar Power Plant in Kozani, Western Macedonia, Greece. The Kozani project consists of 18 project sites adding up to a total of 204MW capacity. We delivered more than 500,000 bifacial modules to juwi Hellas Renewable Energy Sources S.A.

In May 2022, we signed our first European Energy Storage Solution (ESS) agreement with Memodo GmbH (“Memodo”). The Memodo exclusivity agreement for our ESS product portfolio will cover the D-A-CH region (Germany, Austria and Switzerland) for 2022 and 2023, respectively, which includes an all-in-one system, a stackable low-voltage and high-voltage storage system and a single or three-phase hybrid inverter. All power storage devices are installed with lithium iron phosphate batteries and are compatible with well-known inverters.

In May 2022, Jiangxi Jinko signed a new distribution agreement in Latin America with Aldo Solar. Aldo Solar, which stands out as the largest distributor of solar energy solutions in the country with a market share of approximately 30% in the Distributed Generation segment, will bring to market the new N-Type ultra-efficiency photovoltaic Tiger Neo modules from us.

In June 2022, our Malaysia factory became our first overseas “RE100 factory” fully powered by renewables. 100% of the electricity consumed in production and operation activities supporting roughly 7GW vertically integrated solar cell-module capacity is supplied by green electricity.

In July 2022, we announced a share repurchase program of up to US$200 million of our ordinary shares represented by ADSs during an 18-month period. Repurchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as our insider trading policy. We plan to use our existing funds to fund repurchases made under the share repurchase program. We have not repurchased any ADSs under this share repurchase program as of the date of this annual report.

In November 2022, we announced that following the record of maximum solar conversion efficiency of 26.1% recently set by our 182 mm and above large-size monocrystalline silicon TOPCon solar cell, the maximum solar conversion efficiency of our 182 mm N-type module reached 23.86%, refreshing the record of 23.53% for N-type module, also set by us, in July 2021. The result was independently tested and confirmed by TÜV Rheinland, one of the world’s leading testing service providers on internationally recognized safety and quality standards.

In November 2022, we announced that Jiangxi Jinko will supply approximately 522 MW of Tiger Neo 78 Cell modules for Phase l of the Santa Luzia Complex Project in Paraíba State, Brazil.

In December 2022, our high-efficiency N-Type monocrystalline silicon solar cell set a new record with maximum conversion efficiency of 26.4%, which has been independently confirmed by the National Institute of Metrology, China.

In January 2023, we revealed our Second Generation Tiger Neo panel family – one of the world’s most efficient and powerful solar panels. The upgraded Tiger Neo family includes three series with up to 445Wp for 54-cell, 615Wp for 72-cell, and 635Wp for 78-cell and module efficiency up to 22.27%, 23.23%, and 22.72% respectively.

In April 2023, Jiangxi Jinko completed the issuance of its convertible bonds in the principal amount of RMB10.00 billion on the STAR Market. The net proceeds from the convertible bond issuance will be used for (i) construction and development of certain solar cell and module production projects by Jiangxi Jinko, and (ii) working capital for Jiangxi Jinko. We subscribed for the convertible bonds in an aggregate amount of RMB5.50 billion with our special preemptive rights and is subject to a six-month lock-up period. We have the right to either sell such convertible bonds after the lock-up period or convert such convertible bonds into Jiangxi Jinko’s ordinary shares.

In April 2023, our EAGLE Encore Residential Solar + Storage platform has been recognized by Green Builder® Media as a 2023 Sustainable Product of the Year.

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

We sell our products in major export markets and China. As of December 31, 2022, we had 14 production facilities globally and 23 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia and Nigeria. As of the same date, we also had global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India to conduct sales, marketing and brand development for our products around the world. In addition, as of December 31, 2022, we had an aggregate of over 3,000 customers in over 160 countries and regions for our solar modules, including distributors, project developers and system integrators.

Our solar cells and modules utilize advanced solar technologies, such as the PERC technology and half cell technology, and have achieved industry-leading conversion efficiency. In 2020, 2021 and 2022, the average conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 22.9%, 23.3% and 23.6%, respectively. In 2020, 2021 and 2022, the average conversion efficiency rate of our N-type monocrystalline solar cells was 23.5%, 24.5% and 25.1%, respectively. We believe that both of these average conversion efficiency rates were consistently higher than industry average. In July 2020, the maximum conversion efficiency rate of our N-Type monocrystalline solar cells reached 24.8%. In October 2021, our N-type monocrystalline solar cells reached the maximum conversion efficiency rate of 25.4%. In December 2022, our 182mm N-type monocrystalline solar cells reached the maximum conversion efficiency rate of 26.4%.

Our high-quality manufacturing capabilities have enabled us to produce solar cells and modules meeting the industry’s highest performance standards. All of our solar modules sold in Europe are TÜV, PID, Salt mist, Ammonia, Dust & Sand and CE certified, all of our solar module sold in India are BIS certified, all of our solar modules sold in North America are UL certified, all of our solar modules sold in Korea are KS certified and our solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions, and we also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we guaranteed that all our standard PV modules meet IEC 62804 double anti-PID standards. In May 2018, our entire portfolio of PV modules passed the Potential Induced Degradation resistance test as required by TÜV Nord’s IEC TS 62804-1 standards. In March 2019, we received the 5th “All Quality Matters Award” from TÜV Rheinland. In October 2021, our Tiger and Tiger Pro module series met the carbon footprint verification standards of TÜV Rheinland Group, a leading global services provider in the testing of PV modules and components. In February 2022, our factory in Shangrao obtained our first SNI certification.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. As of December 31, 2022, we had an integrated annual capacity of approximately 65 GW for mono wafers, 55 GW for solar cells and 70 GW for solar modules. Our manufacturing facilities are primarily located in eight provinces across China, Florida of the United States, Penang of Malaysia and Quảng Ninh Province of Vietnam, providing convenient and timely access to key resources and suppliers.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016, but still have two overseas solar power plants which are respectively located in Abu Dhabi and Mexico. The solar power plant in Mexico is still under construction.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from silicon wafers to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2022, sales of solar modules, silicon wafers and solar cells represented 96.5%, 0.6% and 1.2%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

The following table sets forth details of our sales volume by product for the periods indicated:

	2020	2021	2022
Products	(MW)	(MW)	(MW)
Silicon wafers	1,583.7	2,153.4	1,062.6
Solar cells	670.6	856.4	997.0
Solar modules	18,770.6	22,232.7	44,333.8

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

In 2020, 2021 and 2022, we did not record revenues from sales of products to subsidiaries of Renesola Zhejiang Ltd. (“ReneSola”), one of our related parties controlled by an immediate family member of principal shareholders and directors of our company, who are also the executive officers of our company.

In 2020, 2021 and 2022, revenues from sales of products to subsidiaries of Sweihan PV Power Company P.S.J.C, one of our related parties, amounted to RMB51.2 million, nil and nil, respectively.

In 2020, 2021 and 2022, revenues from sales of solar module products to subsidiaries of JinkoPower amounted to RMB5.1 million, RMB27.1 million and RMB325.2 million (US$47.1 million), respectively.

Solar Modules

We commenced producing solar modules in August 2009. In 2022, we sold 44.5 GW of solar modules and generated RMB80.22 billion (US$11.63 billion) of revenue from sales of solar modules, which accounted for 96.5% of our total revenue. We expect that sales of solar modules will continue to be our largest revenue source in the future.

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

In January 2022, we had completed the STAR Listing of Jiangxi Jinko and started trading its shares on the Star Market (SSE, code: 688223). Jiangxi Jinko issued 2,000,000,000 shares representing approximately 20% of the total 10,000,000,000 shares outstanding after the STAR Listing. The shares were issued at a public offering price of RMB5.00 per share and the total gross proceeds of the STAR Listing were approximately RMB10.00 billion. After the STAR Listing, we own approximately 58.62% of Jiangxi Jinko.

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

In March 2022, we entered into a project investment cooperation framework agreement with Qinghai Provincial Department of Industry and Information Technology, Xining Municipal Government and Xining Economic and Technological Development Zone Management Committee for a joint monocrystalline silicon pull rod project, and the total estimated investment is approximately RMB10.00 billion.

In March 2022,we entered into an investment framework agreement with the Shangrao Guangxin District Government for a high-efficiency solar module and PV module aluminum frame project, with a total estimated investment at approximately RMB10.80 billion.

By March 2022, we had delivered 100GW of solar modules globally, being the first company in history to achieve this milestone. Approximately one out of every ten solar modules installed in the world was produced by us.

In May 2022, we were recognized as a Top Performer in the 2022 PV Module Reliability Scorecard published by PV Evolution Labs. We are one of only two module manufacturers to have been rated as a Top Performer for eight consecutive times since it was introduced in 2014.

In May 2022, we signed an agreement with Aldo Solar for the distribution of 600 MW N-type Tiger Neo Modules.

In July 2022, we were recognized for “Overall High Achievement in Manufacturing” in the 2022 edition of the Renewable Energy Testing Center’s PV Module Index Report for three consecutive years.

In November 2022, we announced that our 182 mm TOPCon module reached highest conversion efficiency of 23.86%.

In November 2022, we announced we will supply approximately 522 MW of modules for Phase l of the Santa Luzia Utility PV Project Complex in Brazil.

In January 2023, we revealed our Second Generation Tiger Neo panel family – one of the world’s most efficient and powerful solar panels. The upgraded Tiger Neo family includes three series with up to 445Wp for 54-cell, 615Wp for 72-cell, and 635Wp for 78-cell and module efficiency up to 22.27%, 23.23%, and 22.72% respectively.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. In 2018, we led the industry in the resizing of the 158 mm x 158 mm solar cell. In 2019, we released solar cells of larger size and incorporating the tilling ribbon technology, which greatly increased the power of the components and brought more benefits to customers. In 2020, we developed and mass produced highly efficient P-type monocrystalline solar cells of 163 mm x 163 mm and 182 mm x 182 mm, and constructed an industry-leading production line for N-type monocrystalline solar cells. In December 2020, our maximum mass production efficiency of P-type monocrystalline solar cells and N-type monocrystalline solar cells reached 23.2% and 24.2%, respectively. In October 2021, our high-efficiency N-Type monocrystalline silicon solar cell set new world record with the highest conversion efficiency of 25.4%. In the fourth quarter of 2021, the mass production efficiency of approximately 900MW N-type Topcon Cells in our Haining production facility has reached 24.5%, with the yield rate close to that of the PERC. By the end of 2022, we had 35GW of N-type cell production capacity came on stream and the mass-produced efficiency for TOPCon cells reached approximately 25.1%.

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

In December 2022, we achieved a major technical breakthrough for our 182 mm high-efficiency N-type monocrystalline silicon solar cell, setting maximum solar conversion efficiency of 26.4% forour 182 mm and above large-size monocrystalline silicon TOPCon solar cell. This result has been independently confirmed by the National Institute of Metrology, China.

Silicon Wafers

We commenced production of monocrystalline silicon wafers and multicrystalline silicon wafers in March 2008 and July 2008, respectively.

In 2018, we developed P-type and N-type monocrystalline silicon wafers with high quality and low oxygen content of 158 mm x 158 mm. In 2019, we developed technologies for silicon wafers of larger size, which resolved technical difficulties such as non-destructive cutting and concentric circle defects, and combined with N4/N5 technology, greatly improved the quality and efficiency of N-type monocrystalline silicon wafers while reducing its cost. In 2020, we developed and mass produced high quality silicon wafers of 182 mm x 182 mm, and conducted research on silicon wafers of 210 mm x 210 mm or larger size. We optimized Outer-furnace Czochralski technology and charging technology and developed and verified N7/N8 technology, which greatly improved the quality and efficiency of silicon wafers while increasing manufacturing capacity and reducing costs. In 2021 and 2022, we continued to reduce the thickness of mono wafers to save on polysilicon. By the end of 2022, thickness of the mass production of N-type 182mm silicon wafers and P-type 182mm silicon wafers had reduced to 125 microns and 140 microns, respectively. We also conducted research on larger size silicon wafers and larger size mono wafers as well as improved their quality and efficiency.

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

In November 2019, we entered into an agreement to sell two of our solar power plants in Mexico with a combined capacity of 155 MW to an independent third party, which was completed in March 2020. In December 2021, we entered into an agreement to dispose of one power plant in Argentina with capacity of 93.3MW to JinkoPower, which was completed in June 2022. Currently, we have two overseas solar power plants located in Abu Dhabi and Mexico, respectively. The solar power plant in Mexico is still under construction.

In addition, in order to promote our high-efficiency modules and cutting-edge N-type cell technologies, we, through a joint venture, Poyang Luohong, in which we then held 51% equity interest, had bid and won a 250 MW solar project under NEA’s “Technology Top Runner” program in Shangrao, Jiangxi Province. The Technology Top Runner Project was connected to grid on December 8, 2019. We sold all of our equity interest in Poyang Luohong to an independent third party buyer and filed such change of ownership with Shangrao Market Supervision Administration on December 17, 2019. We considered the Technology Top Runner Project as a unique business opportunity. Other than the solar power plant under construction in Mexico, currently we do not have plans to develop any other solar projects in China or overseas.

Energy Storage System

We launched our energy storage system business in 2022. We offer residential energy storage system, commercial and industrial (C&I) energy storage system, and energy storage system designed for large-scale power plants. We have entered into framework agreements and distribution agreements regarding the supply of our energy storage systems with various power suppliers and distributors in China and worldwide including Middle and East Africa, Southeast Asia, North America, Australia and Japan.

Manufacturing

We manufacture and sell solar modules, solar cells, silicon wafers and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

Our annual production capacity for mono wafers, solar cells and solar modules as of December 31, 2022 was 65 GW, 55 GW and 70 GW, respectively.

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to 5.7 million square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

	Industrial Use	Residential Use
Location	(square meters)	(square meters)
Shangrao, Jiangxi Province	1,663,915	50,370
Haining, Zhejiang Province	1,253,682	18,963
Leshan, Sichuan Province	405,654	—
Yuhuan, Zhejiang Province	92,351	—
Yiwu, Zhejiang Province	277,816	—
Chuzhou, Anhui Province	289,091	—
Yili, Xinjiang Province	32,680	—
Hefei, Anhui Province	822,726	—
Yushan, Jiangxi Province	189,111	—
Jinchang, Gansu Province	322,525	—
Xining, Qinghai Province	356,212	—
Shanghai	—	93,277
Total	5,705,763	162,610

We lease office space and manufacturing facilities in various locations around the world where we maintain subsidiaries and offices.

Except as indicated otherwise, we own the facilities completed and under construction and own the right to use the relevant land for the durations described below (including capacities and major equipment):

			Plant Size
		Facility	(square
Products	Location	No.	meters)	Duration of Land Use Right	Major equipment

Silicon Ingots and Wafers	Shangrao Economic Development Zone, Jiangxi	1	287,985

(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v) January 6, 2009 to August 10, 2059

					Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
	Yushan,Jiangxi	7	189,111	2021/1/22 to 2071/1/21
	Jinchang,Gansu	10	322,525	2011/7/31 to 2061/7/31
Silicon Ingots	Yili,Xinjiang	2	32,680	(i) 2012/10/20 to 2062/10/19; (ii) 2012/12/4 to 2062/12/3	Monocrystalline furnaces
	Leshan, Sichuan	12	405,654	(i) 2021/1/19 to 2071/1/18; (ii) 2019/5/31 to 2069/5/31
	Xining, Qinghai	15	356,212	2022/7/11 to 2072/7/11
Solar Cells	Yuanhua Town, Haining, Zhejiang	3	106,260	(i) as of 2060/8/29; (ii) as of 2065/3/18	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Shangrao Economic Development Zone, Jiangxi	18	178,582	As of 2068/3/7
	Penang, Malaysia	4	8,191	January 1, 2015 to December 31, 2022
	Hefei, Anhui	19	302,516	2022/1/26 to 2072/1/26
	Jianshan, Haining, Zhejiang	20	468,050	(i) as of 2071/7/20; (ii) as of 2072/5/10
Solar Modules	Shangrao Economic Development Zone, Jiangxi	5	724,799	July 6, 2009 to August 10, 2059	Laminating machine, solar cell module production line before and after component lamination, automatic glue spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining, Zhejiang	6	222,960	(i) as of 2060/7/25; (ii) as of 2064/11/30; (iii) as of 2068/3/15；
	Penang, Malaysia	8	12,679	January 1, 2015 to December 31, 2022
	Yuhuan, Zhejiang	9	92,351	September 9, 2016 to September 8, 2066
	Jacksonville, Florida	11	26,538	May 1, 2018 to April 30, 2028
	Chuzhou, Anhui	13	289,091	April 13, 2020 to April 12, 2070
	Yiwu, Zhejiang	14	277,816	March 12, 2020 to March 12, 2070
	Hefei, Anhui	16	520,210	(i) 2022/8/18 to 2072/8/18; (ii) 2022/9/4 to 2072/9/4
	Jianshan, Haining, Zhejiang	17	346,626	(i) as of 2071/12/1; (ii) as of 2071/12/10; (iii) as of 2073/2/1

As of December 31, 2022, short-term borrowings of RMB554.7 million (US$80.4 million) and long-term borrowings of RMB1.48 billion (US$214.7 million) were secured by land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

We have entered into purchase and other agreements for purchase of additional manufacturing equipment and expansion of our production capacities. Our capital commitments under these contracts amounted to RMB13.59 billion (US$1.97 billion) as of December 31, 2022, of which RMB6.36 billion (US$921.8 million) will be due in 2023 and RMB7.23 billion (US$1.05 billion) will be due after one year but within five years. We may terminate these agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.” And “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

We test monocrystalline silicon ingots as to their minority carrier lifetime, which is an important measurement of impurity levels of crystalline silicon material, as well as resistivity, electric properties and chemical properties and cut off the unusable parts before they are cut into silicon wafers.

Silicon Wafer Cutting

We cut silicon ingots into silicon wafers with high-precision diamond wire saws carrying slurry to cut silicon wafers from the silicon ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut silicon ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each silicon ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We mainly manufacture our P-type and N-type monocrystalline silicon wafers in 182mm x 182mm dimensions. The dimensions of the silicon wafers we produce are dictated by current demands for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

After silicon wafers are cut from silicon ingots, they are cleaned and inserted into frames. The framed silicon wafers are further cleaned, dried and inspected before packaging.

Solar Cell Manufacturing

Solar cell manufacturing process starts with an ultrasonic cleaning process to remove grease and particles from the wafer surface, followed by chemical cleaning and texturing in wet benches to remove organic and metallic contaminate, as well as to create suede-like or pyramid-like topograph, depending on mono-crystalline wafer used, on the wafer surface. This rough surface could reduce the optical loss of solar cells due to lowering light reflection and creating longer optical path beneficial for light absorption. The wafer then receives a high temperature diffusion process to form p-n junction, which is the heart of solar cell to separate light generated carriers. An edge isolation process is adapted to electrically isolate diffused front and rear surfaces, followed by an anti-reflection coating process to deposit a thin layer of silicon nitride on the sunward side of the wafer to further enhance the light absorption. Metallization is then applied by screen printed metal paste on both sides of the wafer, followed by a high temperature co-firing process through a belt furnace to form ohmic-contact electrodes. The finished solar cells are tested and sorted, and ready for the solar module manufacturing process.

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

Raw and Ancillary Materials

The raw materials used in our manufacturing process consist primarily of virgin polysilicon and recoverable silicon materials, and the ancillary materials used in our manufacturing process consist primarily of metallic pastes, encapsulant, tempered glass, aluminum frames, back sheets, junction boxes and other related consumables. The prices of polysilicon and silicon wafers have been subject to significant volatility. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.”

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. We also use recoverable silicon materials in our production. In 2020, 2021 and 2022, virgin polysilicon accounted for over 90.0%, and recoverable silicon materials accounted for 5.0%, nil and nil, respectively, of our total silicon raw material purchases by value. We procure our raw materials from diversified sources. In 2022, purchases from foreign suppliers and domestic suppliers accounted for 90.8% and 9.2% of our total silicon raw material purchases, respectively.

In 2020, 2021 and 2022, our five largest group suppliers accounted for 70.0%, 78.7% and 77.4%, respectively, of our total silicon purchases by value. In 2020, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 19.6% of our total silicon purchases by value. In 2021, three of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 28.5% of our total silicon purchases by value. In 2022, two of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 34.0% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2022, we had RMB3.58 billion (US$519.3 million) of advances to suppliers.

In September 2021, we signed long-term purchase agreements with Wacker Chemie AG and Hemlock Semiconductor to procure polycrystalline silicon. In November 2021, we formed a few strategic co-operations such as a joint investment with Tongwei Co., Ltd. in a high-purity crystalline silicon project with annual capacity of 45,000 metric tons. In June 2021, we entered into a strategic investment agreement with Inner Mongolia Xinte Silicon Materials Co. Ltd. (“Xinte”) to secure our polysilicon supply. We subsequently entered into a long-term purchase agreement with Xinte in 2022 for 336,000 metric tons of polycrystalline silicon. In 2022, we signed a long-term purchase agreement with certain subsidiaries of Tongwei Co., Ltd. The above cooperation would ensure us to sustain a stable supply of polycrystalline silicon and crystalline silicon.

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

Customers and Markets

We primarily sell solar products in both China and overseas markets, and before the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2020, 2021 and 2022, we generated 18.1%, 24.8% and 41.9% of our revenues from domestic sales and 81.9%, 75.2% and 58.1% of our revenues from sales outside China, respectively. As of December 31, 2022, we had customers from China, the United States, Mexico, Australia, Japan, United Arab Emirates, Turkey, Jordan Vietnam, Egypt, Spain and Germany. The following table sets forth our net revenues generated from sales of products to customers in respective geographic locations both in absolute amounts and as percentages of net revenues, for the periods indicated.

	2020		2021		2022
	RMB	(%)	RMB	(%)	RMB	US$	(%)

	(in thousands, except percentages)
Inside China (including Hong Kong and Taiwan)	6,370,975.0	18.1%	10,134,888.5	24.8%	34,839,409.8	5,051,239.6	41.9%
North America	10,098,116.0	28.7%	6,621,798.5	16.2%	3,727,493.5	540,435.7	4.5%
Europe	4,644,486.8	13.2%	7,481,580.8	18.3%	19,637,776.6	2,847,210.0	23.6%
Asia Pacific (except China which includes Hong Kong and Taiwan)	9,603,210.7	27.3%	10,239,162.2	25.1%	11,274,446.6	1,634,641.1	13.6%
Rest of the world	4,412,670.1	12.7%	6,349,091.1	15.6%	13,648,169.1	1,978,798.5	16.4%
Total	35,129,458.6	100.0%	40,826,521.1	100.0%	83,127,295.6	12,052,324.9	100.0%

Sales of solar modules are our largest revenue contributor, which accounted for 96.5% of our total revenues in 2022. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2020, 2021 and 2022. In 2020, 2021 and 2022, our largest group customer accounted for 5.3%, 4.6% and 5.4% of our total revenue, respectively. A “group customer” refers to an aggregation of our customers that are within the same corporate group. The following table sets forth the primary products sold to our top five group customers and the percentage of total revenues generated by sales to our top five group customers for the periods indicated:

	2020		2021		2022
	Products	(%)	Products	(%)	Products	(%)
Top five group customers	Solar modules	19.7	Solar modules	14.9	Solar modules	15.3

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and South Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in China, United States, Brazil, Germany, Japan, United Arab Emirates, Spain, Netherlands, Vietnam, India and Mexico. As of December 31, 2022, we had global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India and 23 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia and Nigeria.

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

In March 2022, we hosted a high-level dialogue with delegates from the UN Global Compact Liaison Office in Beijing, on the role of solar PV technology development in achieving global Sustainable Development Goals (“SDGs”) set up by the United Nations.

In March 2022, we won the “UGGC Best Practices Sustainability Awards 2021” for the first time, in the category of sustainable large-scale manufacturing category, as announced by UN Global Compact Network China, for our continuous commitment towards UN SDGs and the ten principles of the UNGC embedded in the way we conducts business.

In May 2022, we were recognized as a Top Performer in the 2022 PV Module Reliability Scorecard published by PV Evolution Labs. We are one of only two module manufacturers to have been rated as a Top Performer for eight consecutive times since it was introduced in 2014.

In July 2022, we were recognized for “Overall High Achievement in Manufacturing” in the 2022 edition of the Renewable Energy Testing Center’s PV Module Index Report. This marks the third consecutive year that we had earned recognition as a top performer in the industry-leading report.

In December 2022, we won the Harvard Business Review Global Chinese Edition “ESG Innovator of 2022”. This recognizes our innovative best practices in ESG and highlights our contribution to social responsibility and sustainability.

Quality Control

According to ISO9001 and IEC 62941 quality management standards, we have established a complete quality control system covering the whole cycle of R&D, procurement and manufacturing, etc., to ensure the consistency of our product quality and compliance with our internal production requirements. Our quality management systems in Shangrao, Jiangxi Province, Yiwu, Zhejiang Province, Haining, Zhejiang Province, Yili, the XUAR, Yuhuan, Zhejiang Province, Chuzhou, Anhui Province, Leshan, Sichuan Province, Feidong, Anhui Province, Chuxiong, Yunnan Province, Penang, Malaysia and Wilmington, United States have all received the TÜV Rheinland ISO9001:2015 certification. In addition, our module manufacturing factories in Shangrao, Jiangxi Province, Haining, Yuhuan, Yiwu, Zhejiang Province and Chuzhou, Anhui Province have received the TÜV-NORD IEC 62941 certification.

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received TÜV, PID, Salt mist,Ammonia,Dust & Sand and CE certifications for all of our solar modules sold in Europe, JPEA certifications for all of our solar module sold in Japan, UL certifications for all solar modules sold in North America BIS and BIS certifications for all solar modules sold in India, KS certification for all solar modules sold in Korea and CQC certification for all of our solar modules in China. In May 2013, our modules became the first to pass TÜV NORD’s dynamic mechanical load testing with maximum 1000 Pascal downward load. In 2013, our solar modules also passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TÜV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TÜV Rheinland. In May 2016, we became the first Chinese PV manufacturer that received Qualification Plus certification from TÜV Rheinland for solar modules. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we became one of the first PV module providers to guarantee that all our standard PV modules meet IEC 62804 double anti-PID standards. In August 2021, we obtained the first photovoltaic module LCA (Life Cycle Assessment) certificate in the Greater China region issued by TÜV Rheinland (China) Ltd., and passed the Italian EPD certification. In February 2022, our factory in Shangrao obtained our first SNI certification.

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

In February 2012, we opened our PV module testing laboratory in Jiangxi, China, which can conduct over 40 different kinds of tests, ranging from basic power and temperature tests to challenging hot spot, pre-decay and UV aging tests, all of which conform to UL and International Electrotechnical Commission regulations. In 2016, we set up two testing laboratories in Haining, Zhejiang province and Malaysia, and in Yiwu and Chuzhou respectively in 2021 and 2022. In February 2012, the facility was awarded the UL Witness Testing Data Program (“WTDP”) Certificate and, in August 2012, the facility was certified by China National Accreditation Service (“CNAS”). In September 2014, the facility was certified by Intertek Satellite Lab and obtained TÜV Nord CB Lab certificate in the same year. In March 2016, the facility also obtained the CGC Certificate and was certified as TMP laboratory by TÜV Rheinland.

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

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. Our manufacturing facilities in Shangrao, Jiangxi Province have received the ISO 9001:2015 certification and our manufacturing facilities in Haining, Zhejiang Province have received the ISO 9001 and the ISO 14001 certification. Until February 22, 2021, our manufacturing facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Yiwu, Zhejiang Province, Chuzhou, Anhui Province, Yili, the XUAR and Penang, Malaysia have received ISO 14001:2015 environmental management system certification. In addition, Jiangxi Jinko successfully passed the greenhouse gas emission inspection and received SGS ISO 14064:2006 in January 2019. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level. In September 2016, we helped create the first PV recycling network in the U.S. In November 2017, we were awarded the Cradle-to-Cradle certificate by SGS, the world’s leading testing, inspection, verification, and certification organization, which demonstrates our commitment to high environmental, health and safety standards in our products and manufacturing processes. In December 2017, we were selected as a 2016-17 Leader in Silicon Valley Toxics Coalition’s Solar Scorecard, a system which ensures that the PV sector is safe for the environment, workers, and communities. In 2019, our manufacturing facility in Shangrao obtained the discharge permit for cell industry. In 2020, we received the Jinggangshan Quality Award of Jiangxi Province.

We are required to obtain construction permits before commencing constructing production facilities. We are also required to obtain approvals from PRC environmental protection authorities before commencing commercial operations of our manufacturing facilities. We commenced construction of a portion of our solar cell and solar module production facilities prior to obtaining the construction permits and commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure. Although we have subsequently obtained all required environmental approvals covering all of our existing production capacity except a portion of our solar cell and solar module production capacity..

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets other than land amounted to RMB11.64 billion (US$1.69 billion) as of December 31, 2022. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to RMB11.00 billion (US$1.60 billion) as of December 31, 2022. Insurance coverage for Jinko Malaysia’s fixed assets and inventory amounted to RMB6.10 billion (US$885.0 million) as of December 31, 2022. As of December 31, 2022, we had product liability insurance coverage for most of our manufacturing and marketing companies of up to US$4.15 billion, export credit insurance coverage for most of our manufacturing and marketing companies of up to US$2.72 billion and product transportation liability insurance coverage for all of our product transporation companies of up to RMB159.04 billion (US$23.06 billion).

We engaged PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries to provide insurance coverage for the product warranty services for our solar modules worldwide. We renewed the insurance policy provided by PowerGuard upon its expiration in every May from 2011 to 2019. The policy offered back-to-back coverage through a maximum of 10-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) warranty against degradation of module power output from the time of delivery. In April 2020, our engagement with PowerGuard expired. In December 2018, we engaged Ariel Syndicate 1910 of Lloyd’s (“Ariel Re”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 2019. We renewed the insurance policy provided by Ariel Re from 2021 to 2022. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery. In January 2023, we engaged Munich Re to provide insurance coverage for the product warranty services of our solar modules worldwide effective from January 1, 2023. The policy offers back-to-back coverage through a maximum of 15-year limited product defects warranty, as well as a 30-year linear warranty against degradation of module power output from the time of delivery.

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of RMB118.9 million, RMB30.0 million and RMB41.9 million (US$6.1 million) in insurance premiums in 2020, 2021 and 2022, respectively.

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

On March 22, 2016, the NEA promulgated the Guide Opinion on Energy for 2016, as amended by the Guide Opinion on Energy for 2017, Guide Opinion on Energy for 2018, Guide Opinion on Energy for 2020, Guide Opinion on Energy for 2021, Guide Opinion on Energy for 2022, which encouraged the development of solar power.

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

On February 14, 2019, the NDRC issued the Green Industry Guidance Catalogue (2019 Edition) to include solar power equipment manufacturing into the green industry guidance catalogue, to further encourage the development of solar industry. The NDRC organized the revision of the Green Industry Guidance Catalogue (2019 Edition) and, as a result, issued an announcement on March 16, 2023 to solicit opinions on Draft of Green Industry Guidance Catalogue (2023 Edition) from the public.

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

On March 5, 2020, the NEA issued Notice on Matters Related to the Construction of Wind Power and Photovoltaic Power Generation Projects in 2020, in order to adjust and improve the specific plans for the construction and management of wind power and photovoltaic power generation projects. On May 11, 2021, the NEA issued Notice on Matters Related to the Development and Construction of Wind Power and Photovoltaic Power Generation Projects in 2021, further adjusting and improving the specific plans for matters related to the development and construction of wind power and photovoltaic power generation projects in 2021.

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

On April 19, 2021, the NEA issued Notice on Guiding Opinions on Energy Matters, setting forth, among other things, the target to further increase the percentage of wind power and photovoltaic power to 11%. On March 17, 2022, the NEA issued Notice on Guiding Opinions on Energy Matters, requiring in-depth implemention of the Fourteenth Five-Year Plan for Renewable Energy Development, vigorous development of wind power and photovoltaic power, and research on establishment of construction and operation mechanism for supporting energy storage system of the large-scale wind power and photovoltaic bases.

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

On December 29, 2018, Environmental Impact Assessment Law of the People’s Republic of China was amended and implemented. On June 5, 2022, Prevention and Control of Noise Pollution Law of the People’s Republic of China came into effect, replacing the original Prevention and Control of Environmental Noise Pollution Law of the People’s Republic of China. The forgoing amendment and the new legislation increased and refined the work of environmental protection departments, increasing the penalties for violations of environmental protection law.

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

According to the Foreign Investment Law and its implementing regulations, the PRC applies the administrative system of pre-establishment national treatment and negative list to foreign investments. “Pre-establishment national treatment” means the treatment accorded to foreign investors and their investments will be no less favorable to that accorded to domestic investors and their investments at the stage of investment access. On June 28, 2018, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (2018 Edition) (the “Negative List”), which came into force on July 28, 2018 and subsequently amended by the Special Administrative Measures for the Access of Foreign Investment (2019 Edition), the Special Administrative Measures for the Access of Foreign Investment (2020 Edition) and Special Administrative Measures for the Access of Foreign Investment (2021 Edition), and the Special Administrative Measures for the Access of Foreign Investment (2022 Edition). “Negative list” means a special administrative measure for access of foreign investment in specific fields as imposed by the PRC. Foreign investors are not allowed to invest in the forbidden investment as specified in the negative list. Foreign investors must comply with the special equity management requirements, senior management requirements and other restrictive access special management measures when making investments in the restricted investments as specified in the negative list. The Negative List provides that sectors that are not specified in the Negative List shall be subject to administration under the principle of treating domestic investments and foreign investments equally. Simultaneously, the NDRC and the MOFCOM jointly issued the Industrial Catalogue to Encourage Foreign Investment (2022 Edition) to include photovoltaic power generation equipment manufacturing within the scope of industries that encourage foreign investment.

Work Safety

We are subject to laws and regulations in relation to work safety and occupational disease prevention, including the Work Safety Law of the PRC, which became effective on November 1, 2002 and was amended on August 31, 2014 and further amended on June 10, 2021, which took effect on September 1, 2021, the Prevention and Control of Occupational Diseases of the PRC, which was effective on May 1, 2002, and was amended on December 29, 2018, and other relevant laws and regulations, the Law of the PRC on Special Equipment Safety, which was effective on January 1, 2014.

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

Jiangxi Jinko, Yuhuan Jinko, Haining Jinko were subject to a preferential tax rate of 15% for 2019, 2020 and 2021.Yiwu Jinko has obtained the qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Zhejiang Jinko has successfully renewed this qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Jiangxi Jinko and Haining Jinko have successfully renewed this qualification for 2022, 2023 and 2024. Shangrao Jinko and Zhejiang New Material obtained HNTE qualification in 2022 to enjoy the preferential tax rate of 15% for 2022, 2023 and 2024. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2020, 2021 and 2022. According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises established in the western region in encouraged industries can continue to enjoy the preferential tax rate of 15% till December 31, 2030. Sichuan Jinko, Leshan Jinko, Chuxiong Jinko and Qinghai Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% from 2022 till 2030.

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

C.           Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Investment Limited	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd.	December 13, 2006	PRC	58.6%

Zhejiang Jinko Solar Co., Ltd.	June 30, 2009	PRC	58.6%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	58.6%

JinkoSolar GmbH	April 1, 2010	Germany	58.6%

Zhejiang Jinko Trading Co., Ltd.	June 13, 2010	PRC	58.6%

Xinjiang Jinko Solar Co., Ltd.	May 30, 2016	PRC	58.6%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	58.6%

JinkoSolar (U.S.) Inc.	August 19, 2010	United States	58.6%

Jiangxi Photovoltaic Materials Co., Ltd.	December 10, 2010	PRC	58.6%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	58.6%

JinkoSolar (US) Holdings Inc.	June 7, 2011	United States	58.6%

Jinko Solar Canada Co., Ltd.	November 18, 2011	Canada	58.6%

Jinko Solar Australia Holdings Co. Pty Ltd.	December 7, 2011	Australia	58.6%

Jinko Solar Japan K.K.	May 21, 2012	Japan	58.6%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	58.6%

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	58.6%

JinkoSolar Trading Private Limited	February 6, 2017	India	58.6%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	58.6%

JinkoSolar International Development Limited	August 28, 2015	Hong Kong	100%

Canton Best Limited	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited	June 11, 2012	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	United States	58.6%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	58.6%

JinkoSolar Technology (Haining) Co. Ltd.	December 15, 2017	PRC	45.9%

Jinko Solar Korea Co., Ltd.	December 3, 2018	South Korea	58.6%

JinkoSolar (Sichuan) Co., Ltd.	February 18, 2019	PRC	38.4%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	58.6%

Jinko PV Material Supply Sdn. Bhd.	September 23, 2019	Malaysia	58.6%

JinkoSolar (Chuzhou) Co., Ltd.	December 26, 2019	PRC	44.2%

JinkoSolar (Yiwu) Co., Ltd	September 19, 2019	PRC	35.7%

JinkoSolar (Shangrao) Co., Ltd.	April 17, 2020	PRC	32.2%

Rui Xu Co., Ltd.	July 24, 2019	PRC	35.2%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	58.6%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	58.6%

JinkoSolar (Chuxiong) Co., Ltd.	September 25, 2020	PRC	58.6%

Jinko Solar (Malaysia) SDN BHD.	August 28, 2020	Malaysia	58.6%

Jinko Solar (Leshan) Co., Ltd.	April 25, 2021	PRC	41.0%

Jinko Solar (Vietmnam) Industries Company Limited	March 29, 2021	Vietnam	58.6%

Jinko Solar (Anhui) Co., Ltd.	September 3, 2021	PRC	32.2%

Jinko Solar (Yushan) Co., Ltd.	September 26, 2021	PRC	46.9%

Zhejiang New Materials Co., Ltd.	March 24, 2020	PRC	58.6%

Yiwu New Materials Co., Ltd.	October 16, 2020	PRC	58.6%

JinkoSolar Italy S.R.L.	July 8, 2011	Italy	58.6%

JinkoSolar (Qinghai) Co., Ltd.	April 3, 2019	PRC	32.2%

Fengcheng Jinko PV Materials Co., Ltd	August 11, 2021	PRC	58.6%

JinkoSolar (Feidong) Co., Ltd. (“Jinko Feidong”)	September 23, 2021	PRC	32.2%

JinkoSolar (Jinchang) Co., Ltd. (“Jinko Jinchang”)	September 24, 2021	PRC	58.6%

JinkoSolar (Poyang) Co., Ltd. (“Jinko Poyang”)	December 1, 2021	PRC	58.6%

Shangrao Changxin Enterprise Management Center LP. ( “Shangrao Changxin”)	December 16, 2021	PRC	100%

Shangrao Changxin No. 1 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 2 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 3 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 5 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 6 Enterprise Management Center LP.	October 25, 2022	PRC	100%

Jiaxing Jinyue Phase I Venture Capital Partnership( “Jiaxing Jinyue”)	April 26, 2022	PRC	78.2%

Shangrao Jinko PV Manufacturing Co., Ltd	March 28, 2022	PRC	58.6%

Shangrao Guangxin Jinko PV Manufacturing Co., Ltd	March 23, 2022	PRC	58.6%

Jiangxi Jinko Energy Storage Co., Ltd	May 26, 2022	PRC	58.6%

Jinko Energy Storage Technology Co., Ltd	December 6, 2022	PRC	58.6%

D.Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, manufacturing from silicon wafers to solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. As of December 31, 2022, we had an integrated annual capacity of 65 GW for mono wafers, 55 GW for solar cells and 70 GW for solar modules.

Our revenues were RMB35.13 billion, RMB40.83 billion and RMB83.13 billion (US$12.05 billion) in 2020, 2021 and 2022, respectively. We had net income of RMB335.3 million, RMB955.6 million and RMB1.57 billion (US$226.9 million) in 2020, 2021 and 2022, respectively.

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

Since 2020, various de-carbonization policies from major economies such as the United States, Europe and China has underpinned strong future solar demand outlook. In the United States, solar demand is expected to be more than double over the next five years under the Biden administration, with major commitments to climate change including plans for the United States to rejoin the Paris Agreement, extension of 30% solar ITC for five years, and to achieve net zero emissions by 2050. The European Union has officially announced plans to increase the greenhouse gases reduction target from 40% to at least 60% below 1990 levels by 2030. China outlined strategic plans to hit peak emissions before 2030 and reach carbon neutrality by 2060, and we are expecting the 14th Five-Year Energy Plan to focus on non-fossil energy sources with higher proportions of renewable energy, construction plans for large-scale energy storage and grid transformation. Although the periodic increase in the price of PV products has caused some downward pressure on the project’s internal rate of return, the year-end additional installation significantly increased to 48.2GW, as announced by NEA. Since 2021, the cost of PV systems has increased significantly due to the higher price of upstream raw materials, and increased bulk commodities as well as freight costs, which temporarily affected the downstream demand. However, due to the transition to renewable energy in most regions of the world, the increase in electricity prices, the availability of financing support and other favorable policies for PV projects, the resilience of solar demand gradually increased and the overall demand for PV has achieved steady year-over-year growth. Furthermore, market demand became more diversified in 2021 compared with previous years. For example, distributed generation business experienced rapid development in 2021 with more flexible business models and lower sensitivity to prices; and the demand to large size high-efficiency products increased significantly as a result of its lower cost. In China, the year-end additional installation has reached nearly 55GW in which distributed generation business contributed to more than half of total additional installation. Driven by accelerating energy transition in many countries and across several industries, as well as the energy supply crisis caused by the Russia-Ukraine conflict, demand for solar products has exploded globally in 2022. Newly-added installation in China increased 59% year over year to 87.4GW in 2022, as announced by the NEA. According to Infolink, China exported 154.8 GW of modules 2022, with a 74% year-over-year increase. Furthermore, we have seen wider acceptance by different customers in different markets to high-efficient N-type modules which delivere better power performance and have lower levelized cost of electricity. As the economics of solar energy become more and more prominent, we expect that solar power will play a vital role in accelerating the transformation of energy generation and the demand for PV will steadily grow globally.

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

To proactively adapt to changes in the market, we implemented a number of strategic measures. Prior to the May 2018 policy announcement, we had already started reducing costs and improving efficiencies across our business. We are also shifting resources towards our high-efficiency mono-product in line to meet growing market demand. We began producing mono-wafers in 2016. Based on our continuous leading R&D capabilities and mass production experience started from 2019, we are expanding N-type cell production capacity. We made further progress in efficiency improvement and cost reduction for N-type products due to the continuous efforts of our R&D team, leveraging our accumulated industry knowledge and mass production experience. By the end of 2022, we had 35GW of N-type cell production capacity came on stream and the mass-produced efficiency for TOPCon cells reached approximately 25.1%. We achieved shipment of approximately 10.7GW for N-type modules in 2022. As our N-type modules continue to be well recognized in the market, we expect our market penetration increases.

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

Under our continuous attention to the quality of collection of accounts receivables, our accounts receivable turnover has remained relatively stable since 2020. Our accounts receivable turnover were 68 days, 69 days and 74 days in 2020, 2021 and 2022, respectively. Allowances for credit losses receivable were RMB293.4 million, RMB323.1 million, and RMB584.1 million (US$84.7 million) as of December 31, 2020, 2021 and 2022, respectively. Provision of allowance for credit losses receivable were RMB26.6 million, RMB91.9 million and RMB394.3 million (US$57.2 million) in 2020, 2021 and 2022, respectively, and reversal of allowances for credit losses receivable were RMB20.5 million, RMB24.2 million and RMB114.8 million (US$16.6 million) in 2020, 2021 and 2022, respectively. We made bad debt provisions for certain long-term receivables in prior years, which was in line with the adverse economic environment in solar industry. With the recovery of solar industry since 2013, we made efforts to improve the cash collection for the aged accounts receivable. We reversed allowance for credit losses receivable upon subsequent collections. We will continue to make assessment and properly provide the provision on credit losses.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the NDRC, the Ministry of Finance and the NEA issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2022, the Japanese government cut down its FIT from JPY 40 to JPY 17 for projects below 10 KW, from JPY 42 to JPY 11 for projects of 10 KW to 50 KW, and to JPY 10 for projects above 50 KW. In 2023, the Japanese government further cut down its FIT to JPY16 for projects below 10 KW and to JPY10 for certain projects of 10 KW or above.

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

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the North American market and European market accounted for 4.5% and 23.6% of our total revenue in 2022, respectively.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2022, we had an integrated annual capacity of 65 GW for mono wafers, 55 GW for solar cells and 70 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

The following table presents our integrated annual capacity of silicon wafers and solar cells as of December 31, 2020, 2021 and 2022.

	Annual Production Capacity as of December 31,
	2020	2021	2022

	(GW)
Monocrystalline silicon wafers	22.0	32.5	65.0
P-type mono PERC solar cells	10.2	23.1	20.0
Normal monocrystalline solar cells	—	—	—
Multicrystalline solar cells	—	—	—
N-type solar cells	0.8	0.9	35.0

We expect annual mono wafer, solar cell and solar module production capacity to reach 75 GW, 75 GW and 90 GW, respectively, by the end of 2023.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third-party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2020, 2021 and 2022, the average conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 22.9%, 23.3% and 23.6%, respectively, and, in 2021 and 2022, the conversion efficiency rate of our solar cells using our N-type monocrystalline silicon wafers was 25.4% and 26.4%, respectively. In 2022, our N-type Tiger Neo series products were officially released with lower degradation and enhanced reliability. The optimized energy generation of our N-type Tiger Neo products is over 3% higher than P-type products and the efficiency of mass-produced cells can reach 25.1%, and the module efficiency of these products is 22.45%.

Selected Statement of Operations Items

Revenues

Currently, we derive our revenues primarily from the sales of solar modules and, to a lesser extent, from the sales of silicon wafers and solar cells. We also derive a small portion of revenues from sales of other solar materials, generated electricity and processing service fees, as well as sales of two solar power plants in Mexico in 2020 and one solar power plant in Argentina in 2022. Our sales of other materials primarily consist of sales of raw materials and auxiliary materials. Our processing services primarily represent silicon material processing services. We expect the sales of solar modules to continue to be our primary source of revenues. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	2020		2021		2022
	(RMB in		(RMB in		(RMB in	(US$in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Products
Silicon wafers	452,141.4	1.3	1,152,055.5	2.8	466,553.0	67,643.8	0.6
Solar cells	344,509.5	1.0	606,581.8	1.5	1,024,113.7	148,482.5	1.2
Solar modules	32,556,394.4	92.7	37,737,382.6	92.4	80,224,353.8	11,631,437.9	96.5
Sales of other solar materials	478,184.0	1.3	1,043,759.6	2.6	1,380,875.0	200,208.1	1.7
Sales of solar projects	1,197,712.6	3.4	—	—	31,400.1	4,552.6	0.0
Processing service fees			186,045.2	0.5	—	—	—
Revenue from generated electricity	100,516.6	0.3	100,696.4	0.2	—	—	—
Total	35,129,458.6	100.0	40,826,521.1	100.0	83,127,295.6	12,052,324.9	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, the sales volumes for the periods indicated:

	2020	2021	2022
Sales volume:
Silicon wafers (MW)	1,583.7	2,153.4	1,062.6
Solar cells (MW)	670.6	856.4	997.0
Solar modules (MW)	18,770.6	22,232.7	44,333.8

The following table presents the sales volumes by solar module types for the periods indicated:

	2020	2021	2022
Sales volume:
Solar modules – Poly (MW)	385.0	40.8	1.3
Solar modules – Mono (MW)	115.2	7.3	13.0
Solar modules – N Type	—	—	10,684.0
Solar modules – Mono PERC (MW)	18,270.3	22,184.6	33,635.5
Total	18,770.6	22,232.7	44,333.8

Pursuant to our order book of 2023, we are well positioned with 60% of expected solar module shipments for full year 2023 secured as of March 31, 2023, compared to 50% of total solar module shipments for full year 2022 secured as of March 31, 2022.

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2020, 2021 and 2022, our cost of revenues was RMB28.96 billion, RMB34.17 billion and RMB70.85 billion (US$10.27 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment of long-lived assets.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2020, 2021 and 2022, our selling and marketing expenses were RMB2.47 billion, RMB2.86 billion and RMB7.24 billion (US$1.05 billion), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, disposal and impairment of long-lived assets as well as provision for bad debts. In 2020, 2021 and 2022, our general and administrative expenses were RMB1.41 billion, RMB1.96 billion and RMB3.51 billion (US$508.7 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2020, 2021 and 2022, our research and development expenses were RMB389.2 million, RMB461.6 million and RMB724.8 million (US$105.1 million), respectively.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment for upgrade in our wafer and cell production line and impairment for one of our overseas solar power projects. In 2020, 2021 and 2022, we recognized impairment of long-lived assets of RMB114.2 million, RMB273.7 million and RMB373.7 million (US$54.2 million), respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2020, 2021 and 2022, we incurred interest expenses of RMB705.2 million, RMB878.9 million and RMB1.15 billion (US$166.8 million), net of interest income of RMB216.6 million, RMB214.3 million and RMB588.7 million (US$85.4 million), respectively. Interest expense capitalized during the construction period of property, plant and equipment, and project assets in 2020, 2021 and 2022 were RMB29.3 million, RMB40.6 million and RMB70.7 million (US$10.3 million), respectively.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations on us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future. In 2020, 2021 and 2022, our government subsidy income, which was not assets-related, was RMB192.0 million, RMB465.7 million and RMB1.09 billion (US$158.0 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB20.0 million, RMB290.7 million and RMB1.47 billion (US$212.9 million) in 2020, 2021 and 2022, respectively.

Exchange (Loss)/Gain, Net

In 2020, we incurred foreign exchange loss of RMB336.5 million (US$51.6 million), primarily due to deprecation of the U.S. dollars against the Renminbi. In 2021, we incurred foreign exchange loss of RMB355.5 million (US$55.8 million), primarily due to depreciation of the U.S. dollars against the Renminbi. In 2022, we incurred foreign exchange gain of RMB1.03 billion (US$148.7 million), primarily due to appreciation of the U.S. dollars against the Renminbi.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee income from JinkoPower and expenses related to charitable donations in 2020, 2021 and 2022. We had net other income of RMB2.3 million, RMB1.9 million and RMB1.6 million (US$227.8 thousand) in 2020, 2021 and 2022, respectively.

Change in Fair Value of Foreign Exchange Forward Contracts

We recognized a gain of RMB191.2 million in 2020, and a gain of RMB288.9 million in 2021. The gain from foreign exchange forward contracts was primary due to fluctuations in exchange rate of the Renminbi against the U.S. dollars. We recognized a loss of RMB164.4 million (US$23.8 million) in 2022, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange options

In 2020, we recognized a loss arising from change in fair value of foreign exchange options of RMB3.6 million. In 2021,we recognized a gain arising from change in fair value of foreign exchange options of RMB18.8 million. The gain from foreign exchange options was primarily due to the depreciation of the U.S. dollar against the Renminbi. In 2022, we recognized a loss arising from change in fair value of foreign exchange options of RMB4.2 million (US$603.5 thousand), respectively, primarily due to the appreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Call Option

We recognized a loss arising from change in fair value of convertible senior notes and call option of RMB725.8 million in 2020. In 2021, we recognized a gain arising from change in fair value of convertible senior notes and call option of RMB191.6 million. In 2022, we recognized a loss arising from change in fair value of convertible senior notes and call option of RMB12.1 million (US$1.8 million). We issued convertible senior notes and call option in 2019, the loss arising from change in fair value of which was primarily due to a slight decrease in the price of the ADSs in 2022.

Change in Fair Value of Interest Rate Swap

We entered into Interest Rate Swap agreements with several banks for the purpose of reducing interest rate risk exposure. The rate swap is a derivative which needs to be fairly valued at each reporting period end. We recored a loss in fair value of the Interest Rate Swap agreements of RMB78.9 million in 2020, primarily due to we applied hedge accounting for certain of Interest Rate Swap arrangements, and we recorded related change in fair value in other comprehensive income in 2021. We did not record change in fair value of the derivative hedging instruments in 2022 as we sold our solar power plant in Argentina in June 2022.

Change in Fair Value of Long-term Investment

We recognized a gain from change in fair value of RMB101.9 million (US$14.8 million) in the fourth quarter of 2022. In June 2022, we acquired a 2.98% equity interest in a PV material supplier, which is accounted for using the fair value option and recorded as long-term investment.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan in July 2009, as amended, and as of the date of this annual report, share options with respect to 9,194,356 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan. We adopted our 2014 Equity Incentive Plan in August 2014 and as of the date of this annual report, restricted shares with respect to 12,796,745 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan. We adopted our 2021 Equity Incentive Plan in March 2021 and as of the date of this annual report, 2,600,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2021 Equity Incentive Plan. We adopted our 2022 Equity Incentive Plan in February 2022 and as of the date of this annual report, 12,000,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2022 Equity Incentive Plan. We adopted our 2023 Equity Incentive Plan in January 2023 and as of the date of this annual report, 20,800,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2023 Equity Incentive Plan. In October 2022, Jiangxi Jinko adopted its 2022 Equity Incentive Plan (the “Jiangxi Jinko 2022 Plan”), under which Jiangxi Jinko will grant share options to its employees. The total number of Jiangxi Jinko’s ordinary shares which may be issued under Jiangxi Jinko 2022 Plan is 40,187,375. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2020, 2021 and 2022:

	2020		2021		2022
	(RMB in		(RMB in		(RMB in	(US$in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Cost of revenues	328.6	35.6	131.0	1.3	17,676.3	2,562.8	1.8
Selling and marketing expense	461.6	50.0	131.0	1.3	7,101.5	1,029.6	0.7
General and administrative expense	145.8	15.8	9,622.2	97.4	974,563.0	141,298.4	97.4
Research and development expense	(13.1)*	(1.4)	—	—	1,527.8	221.5	0.1
Total share-based compensation expenses	922.9	100.0	9,884.2	100.0	1,000,868.6	145,112.3	100.0

*     Research and development expense in 2020 were negative as certain employees departed from our Company and their respective share-based compensation awards were forfeited.

The increase in our share-based compensation expenses in 2021 was primarily due to the grants of restricted shares under our 2021 Equity Incentive Plan. The increase in our share-based compensation expenses in 2022 was primarily due to the grant of certain restricted shares under our 2022 Equity Incentive Plan.

Taxation

Under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. Jiangxi Jinko, Zhejiang Jinko, Haining Jinko and Yiwu Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jiangxi Jinko, Yuhuan Jinko and Haining Jinko were subject to a preferential tax rate of 15% for 2019, 2020 and 2021. Yiwu Jinko has obtained this qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Zhejiang Jinko has successfully renewed this qualification to enjoy the preferential tax rate of 15% for 2021, 2022 and 2023. Jiangxi Jinko and Haining Jinko have successfully renewed this qualification in 2022. Shangrao Jinko and Zhejiang New Material obtained HNTE qualification in 2022 to enjoy the preferential tax rate of 15% for 2022, 2023 and 2024. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% for 2020, 2021 and 2022. According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises established in the western region in encouraged industries can continue to enjoy the preferential tax rate of 15% till December 31, 2030. Sichuan Jinko, Leshan Jinko, Chuxiong Jinko and Qinghai Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% from 2022 till 2030.

Since Jiangxi Jinko’s initial pubic offering in 2022, the Group provided withholding income tax for the earnings of Jiangxi Jinko, which are expected to be distributed in the future based on its distribution plan. As of December 31, 2022, we recognized deferred tax liabilities of RMB52.2 million (US$7.6 million), which was related to the cumulative undistributed earnings of Jiangxi Jinko.

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

Subsequent Events

We adopted our 2023 Equity Incentive Plan on January 5, 2023 which provided for the issuance of option, restricted share or other share-based award of 20,800,000 ordinary shares.

On April 23, 2023, Jiangxi Jinko completed the registration process with the CSRC for the issuance of convertible bonds in the principal amount of up to RMB10.00 billion (US$1.45 billion). Such convertible bonds, which will be listed on the STAR Market, have a term of six years and are convertible into Jiangxi Jinko’s ordinary shares. We have the special preemptive rights to subscribe for a portion of the convertible bonds.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2020		2021		2022
	(RMB)	(%)	(RMB)	(%)	(RMB)	US$	(%)

	(in thousands, except percentage)
Consolidated Statement of Operations
Revenues	35,129,458.6	100.0	40,826,521.1	100.0	83,127,295.6	12,052,324.9	100.0
Sales of solar modules	32,556,394.4	92.7	37,737,382.6	92.4	80,224,353.8	11,631,437.9	96.5
Sales of silicon wafers	452,141.4	1.3	1,152,055.5	2.8	466,553.0	67,643.8	0.6
Sales of solar cells	344,509.5	1.0	606,581.8	1.5	1,024,113.7	148,482.5	1.2
Sales of solar projects	1,197,712.6	3.4	—	—	31,400.1	4,552.6	0.0
Processing service fees			186,045.2	0.5	—	—	—
Revenue from generated electricity	100,516.6	0.3	100,696.4	0.2	—	—	—
Sales of other solar materials	478,184.0	1.3	1,043,759.6	2.6	1,380,875.0	200,208.1	1.7
Cost of revenues	(28,957,798.1)	(82.4)	(34,168,686.1)	(83.7)	(70,848,983.0)	(10,272,137.0)	(85.2)
Gross profit	6,171,660.5	17.6	6,657,835.0	16.3	12,278,312.6	1,780,187.9	14.8
Total operating expenses	(4,386,731.1)	(12.5)	(5,555,330.3)	(13.6)	(11,849,067.0)	(1,717,953.0)	(14.3)
Income from operations	1,784,947.4	5.1	1,102,504.7	2.7	429,245.6	62,234.9	0.5
Interest expenses, net	(459,233.9)	(1.3)	(624,029.4)	(1.5)	(490,703.0)	(71,145.0)	(0.6)
Subsidy income	191,980.7	0.6	465,685.2	1.1	1,089,435.0	157,953.0	1.3
Exchange (loss)/gain	(336,522.9)	(1.0)	(355,498.8)	(0.9)	1,025,891.0	148,740.0	1.2
Other income, net	2,292.2	0.0	1,911.1	0.0	1,571.0	228.0	0.0
(Loss)/gain on disposal of subsidiaries	—	—	—	—	—	—	—
Change in fair value of foreign exchange forward contracts	191,185.8	0.6	288,880.3	0.7	(164,356.0)	(23,829.0)	(0.2)
Change in fair value of foreign exchange options	(3,607.8)	(0.0)	18,808.8	0.0	(4,163.0)	(604.0)	0.0
Change in fair value of interest rate swap	(78,878.1)	(0.2)	—	—	—	—	—
Change in fair value of convertible senior notes and call option	(725,791.5)	(2.1)	191,640.8	0.5	(12,083.0)	(1,752.0)	(0.0)
Change in fair value of Long-term Invetment	—	—	—	—	101,871.0	14,770.0	0.1
Convertible senior notes issuance costs	—	—	—	—	—	—	—
Income tax expenses	(178,410.8)	(0.5)	(194,140.1)	(0.5)	(605,278.0)	(87,757.0)	(0.7)
Equity in income/(loss) of affiliated companies	(52,705.8)	(0.2)	59,808.9	0.1	193,708.0	28,085.0	0.2
Income from continuing operations, net of tax	335,255.3	1.0	955,571.5	2.3	1,565,138.6	226,923.9	1.9
Net income	335,255.3	1.0	955,571.5	2.3	1,565,138.6	226,923.9	1.9
Less: Net income/(loss) attributable to the non-controlling interests from continuing operations	(104,870.6)	(0.3)	(234,553.6)	(0.6)	944,633.0	136,959.0	1.1
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	230,384.7	0.7	721,017.9	1.8	620,505.6	89,964.9	0.7

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

2022 compared with 2021

Revenues. Our revenues increased by 103.6% from RMB40.83 billion in 2021 to RMB83.13 billion (US$12.05 billion) in 2022. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules due to increasing demand in the global market.

Our revenue from sales of solar modules increased by 112.6% from RMB37.74 billion in 2021 to RMB80.22 billion (US$11.63 billion) in 2022, primarily due to a significant increase in the shipment of solar modules. The sales volume of our solar modules increased by 99.4% from 22.2 GW in 2021 to 44.3 GW in 2022.

Our revenue from sales of silicon wafers decreased by 59.5% from RMB1.15 billion in 2021 to RMB466.6 million (US$67.6 million) in 2022. The sales volume of our silicon wafers decreased by 50.7% from 2,153.4 MW in 2021 to 1,062.6 MW in 2022.

Our revenue from sales of solar cells increased by 68.8% from RMB606.6 million in 2021 to RMB1.02 billion (US$148.5 million) in 2022. The sales volume of our solar cells increased by 16.4% from 856.4 MW in 2021 to 997.0 MW in 2022.

We generated revenues from sales of solar projects of RMB31.4 million (US$4.6 million) in 2022.

We did not generate any revenues from processing service fees in 2022 as we did not provide silicon material processing services in this year.

We did not generate any revenues from electricity generation in 2022, attributable to the disposal of solar power plant in Argentina in 2022.

Our revenue from sales of other solar materials increased by 32.3% from RMB1.04 billion in 2021 to RMB1.38 billion (US$200.2 million) in 2022.

Cost of Revenues. Our cost of revenues increased by 107.4% from RMB34.17 billion in 2021 to RMB70.85 billion (US$10.27 billion) in 2022, primarily due to an increase in the shipment of solar modules.

Gross Profit. Our gross profit increased by 84.4% from RMB6.66 billion in 2021 to RMB12.28 billion (US$1.78 billion) in 2022, mainly attributable to an increase in the shipment of solar modules in 2022.

Our gross margin decreased from 16.3% in 2021 to 14.8% in 2022, primarily due to an increase in the material cost of solar modules.

Operating Expenses. Our operating expenses increased by 113.3% from RMB5.56 billion in 2021 to RMB11.85 billion (US$1.72 billion) in 2022, primarily due to (i) an increase in shipping cost, (ii) an increase in impairment loss and the disposal of property, plant and equipment and (iii) an increase in share-based compensation expenses.

Our selling and marketing expenses increased by 153.5% from RMB2.86 billion in 2021 to RMB7.24 billion (US$1.05 billion) in 2022, primarily due to an increase in shipping cost as a result of an increase in sales volume of solar modules in 2022.

Our general and administrative expenses increased by 78.7% from RMB1.96 billion in 2021 to RMB3.51 billion (US$508.7 million) in 2022, primarily due to an increase in disposal of property, plant and equipment and an increase in share-based compensation expenses.

Our impairment of long-lived assets increased by 36.5% from RMB273.7 million in 2021 to RMB373.7 million (US$54.2 million) in 2022, due to an increase in impairment loss on property, plant and equipment as a result of the upgrade of certain equipment used in our wafer production line.

Our research and development expenses increased by 57.0% from RMB461.6 million in 2021 to RMB724.8 million (US$105.1 million) in 2022, as we devoted more efforts on our research and development in 2022 .

Income from Operations. As a result of the foregoing, our income from operations decreased by 61.1% from RMB1.10 billion in 2021 to RMB429.2 million (US$62.2 million) in 2022. Our operating profit margin decreased from 2.7% in 2021 to 0.5% in 2022.

Interest Expenses, Net. Our net interest expenses decreased by 21.4% from RMB624.0 million in 2021 to RMB490.7 million (US$71.1 million) in 2022 due to an increase in interest income.

Subsidy Income. Our subsidy income increased by 133.9% from RMB465.7 million in 2021 to RMB1.09 billion (US$158.0 million) in 2022, primarily due to an increase in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Loss. We recognized a foreign exchange loss of RMB355.5 million in 2021 and a foreign exchange gain of RMB1.03 billion (US$148.7 million) in 2022, primary due to the fluctuation in the exchange rate fluctuation of the U.S. dollars against the Renminbi in 2022.

Other Income, Net. We had net other income of RMB1.9 million in 2021, compared with net other income of RMB1.6 million (US$227.8 thousand)in 2022.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a gain arising from change in fair value of foreign currency forward contracts of RMB288.9 million in 2021, compared with a loss of RMB164.4 million (US$23.8 million) in 2022, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange Options. We recognized a gain arising from change in fair value of foreign exchange options of RMB18.8 million in 2021, compared with a loss of RMB4.2 million (US$604.0 thousand) in 2022. The gain from foreign exchange options was primarily due to the appreciation of the U.S. dollars against the Renminbi.

Change in fair value of convertible senior notes and call option. We recorded a gain arising from change in fair value of convertible senior notes and call option of RMB191.6 million in 2021, compared to a loss of RMB12.1 million (US$1.8 million) in 2022. The change was primarily due to changes in our stock price in 2022.

Change in fair value of long-term investment. We recognized a gain from change in fair value of RMB101.9 million (US$14.8 million) in the fourth quarter of 2022. In June 2022, we acquired a 2.98% equity interest in a PV material supplier, which is accounted for using the fair value option and recorded as long-term investment.

Income Tax Expense. We recorded an income tax expense of RMB194.1 million in 2021, compared with an income tax expense of RMB605.3 million (US$87.8 million) in 2022. The effective tax rate was 17.8% in 2021 and 30.6% in 2022.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB721.0 million in 2021 to RMB620.5 million (US$90.0 million) in 2022. Our net profit margin decreased from 1.8% in 2021 to 0.7% in 2022.

2021 compared with 2020

Revenues. Our revenues increased by 16.2% from RMB35.13 billion in 2020 to RMB40.83 billion in 2021. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules, which was mainly attributable to China’s favorable policies on renewable energy and the growth of global market demand.

Our revenue from sales of solar modules increased by 15.9% from RMB32.56 billion in 2020 to RMB37.74 billion in 2021, primarily due to the significant increase in sales volume of solar modules. The sales volume of our solar modules increased by 18.3 % from 18.8 GW in 2020 to 22.2 GW in 2021.

Our revenue from sales of silicon wafers increased by 154.8% from RMB452.1 million in 2020 to RMB1.15 billion in 2021. The sales volume of our silicon wafers increased by 36.0% from 1,583.7 MW in 2020 to 2,153.4 MW in 2021.

Our revenue from sales of solar cells increased by 76.1% from to RMB344.5 million in 2020 to RMB606.6 million in 2021. The sales volume of our solar cells increased by 27.7% from 670.6 MW in 2020 to 856.4 MW in 2021.

We did not generate any revenue from sales of solar projects in 2021 while we generated revenue from sales of solar projects of RMB1.20 billion in 2020, as we completed the sale of two solar power plants in Mexico with a combined capacity of 155 MW to an independent third party in March 2020.

Our revenue from electricity generation increased from RMB100.5 million in 2020 to RMB100.7 million in 2021, primarily attributable to the increased volume of electricity generation of our solar power plant in Argentina.

Our revenue from sales of other solar materials increased by 118.3% from RMB478.2 million in 2020 to RMB1.04 billion in 2021.

We generated revenue from processing service fees of RMB186.0 million in 2021. Our revenue of processing service primarily consists of revenue from silicon material processing services.

Cost of Revenues. Our cost of revenues increased by 18.0% from RMB28.96 billion to RMB34.17 billion in 2021, primarily due to an increase in shipments of solar modules.

Gross Profit. Our gross profit increased by 7.9% from RMB6.17 billion in 2020 to RMB6.66 billion in 2021, mainly attributable to an increase in the shipments of solar modules in 2021.

Our gross margin decreased from 17.6% in 2020 to 16.3% in 2021. Excluding the CVD and ADD reversal benefits based on the amended final results published by the U.S. Department of Commerce, our gross margin decreased from 17.1% in 2020 to 16.3% in 2021, primarily due to an increase in the cost of raw materials.

Operating Expenses. Our operating expenses increased by 26.6% from RMB4.39 billion in 2020 to RMB5.56 billion in 2021, primarily due to (i) an increase in shipping cost, (ii) an increase in disposal loss on property, plant and equipment as a result of our upgrade of production equipment, and (iii) an increase in impairment loss on property, plant and equipment.

Our selling and marketing expenses increased by 15.5% from RMB2.47 billion in 2020 to RMB2.86 billion in 2021, primarily due to the increase in shipping cost as a result of increase in sales volume of solar modules in 2021.

Our general and administrative expenses increased by 39.3% from RMB1.41 billion in 2020 to RMB1.96 billion in 2021, primarily due to an increase in disposal loss on property, plant and equipment as a result of the upgrade of production equipment.

Our impairment of long-lived assets increased by 139.7% from RMB114.2 million in 2020 to RMB273.7 million in 2021, as a result of the obsolescence of certain equipment for upgrade in our wafer production line and impairment for one of our overseas solar power projects.

Our research and development expenses increased by 18.6% from RMB389.2 million in 2020 to RMB461.6 million in 2021, as we strengthened our research and development efforts in 2021.

Income from Operations. As a result of the foregoing, our income from operations decreased by 38.2% from RMB1.78 billion in 2020 to RMB1.10 billion in 2021. Our operating profit margin decreased from 5.1% in 2020 to 2.7% in 2021.

Interest Expenses, Net. Our net interest expenses increased by 35.9% from to RMB459.2 million in 2020 to RMB624.0 million in 2021 due to an increase in interest expense with the increase of interest-bearing debts.

Subsidy Income. Our subsidy income increased by 142.6% from to RMB192.0 million in 2020 to RMB465.7 million in 2021, primarily due to an increase in the cash receipt of subsidies from local governments in China which are non-recurring, non-refundable and without conditions.

Exchange Loss. We recognized a foreign exchange loss of RMB336.5 million in 2020 and a foreign exchange loss of RMB355.5 million in 2021, primary due to the depreciation of the U.S. dollars against the Renminbi.

Other Income, Net. We had net other income of RMB1.9 million in 2021, compared with net other income of RMB2.3 million in 2020, which was primarily attributable to guarantee income from JinkoPower and expenses related to charitable donations in 2020 and 2021.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a gain arising from change in fair value of foreign currency forward contracts of RMB288.9 million in 2021, compared with a gain of RMB191.2 million in 2020, primarily due to fluctuation in the Renminbi exchange rate against the U.S. dollars. With the rapid increase in overseas orders, we increased our foreign currency hedge ratio to hedge against anticipated cash flow denominated in U.S. dollars over the next six months.

Change in Fair Value of Foreign Exchange Options. We recognized a gain arising from change in fair value of foreign exchange options of RMB18.8 million in 2021, compared with a loss of RMB3.6 million in 2020. The loss from foreign exchange options was primarily due to the depreciation of the U.S. dollar against the Renminbi.

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

Change in fair value of convertible senior notes and call option. We recorded a gain arising from change in fair value of convertible senior notes and call option of RMB191.6 million in 2021, compared to a loss of RMB725.8 million in 2020. The change in 2021 was primarily due to a significant decrease in our stock price in 2021.

Income Tax Expense. We recorded an income tax expense of RMB194.1 million in 2021, compared with an income tax expense of RMB178.4 million in 2020. The effective tax rate was 17.8% in 2021, compared with 31.5% in 2020, which was mainly attributable to the higher profit generated by our subsidiaries with lower income tax rates.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB230.4 million in 2020 to RMB721.0 million in 2021. Our net profit margin increased from 0.7% in 2020 to 1.8% in 2021.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2022, we had RMB10.24 billion (US$1.49 billion) in cash and cash equivalents and RMB1.03 billion (US$149.0 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

We have entered into purchase agreements and other agreements for (i) expanding the high-efficiency mono wafer production capacity of our factories in Leshan, Sichuan Province, Yili, the XUAR, Xining, Qinghai Province, Jinchang, Gansu Province and Vietnam, (ii) expanding our mono wafer and solar cells production capacity through the construction of production facilities in Shangrao, Jiangxi Province, Hefei, Anhui Province, Chuxiong,Yunnan Province, and Malaysia, (iii) expanding the solar module production capacity of our factories in Yiwu, Haining, Zhejiang Province, Shangrao, Jiangxi Province and Malaysia, and (iv) upgrading our production equipment. Our capital commitments under these agreements amounted to RMB13.59 billion (US$1.97 billion) as of December 31, 2022, of which RMB6.36 billion (US$921.8 million) will be due in 2023. We anticipate to use funds from bank borrowings, finance leasing, and capital contribution from other shareholders of our subsidiaries, as the case may be, to fulfil these capital commitments. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2022, we had total credit facilities available of RMB59.82 billion (US$8.67 billion) with various banks, of which RMB32.68 billion (US$4.74 billion) were drawn down and RMB27.13 billion (US$3.93 billion) were available.

As of December 31, 2022, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB12.42 billion (US$1.80 billion). As of December 31, 2022, we had short-term borrowings outstanding of RMB9.11 billion (US$1.32 billion), RMB2.19 billion (US$316.9 million), RMB120.0 million (US$17.4 million), RMB1.00 billion (US$145.3 million),which were denominated in RMB, Euros, JPY and USD, respectively, and bearing a weighted average interest rate of 3.11%, 2.09%, 1.25%, 2.53%, per annum, respectively.

As of December 31, 2022, we pledged property, plant and equipment of a total net book value of RMB4.14 billion (US$600.6 million), land use rights of a total net book value of RMB164.4 million (US$23.8 million), inventories of a total net book value of RMB2.11 billion (US$305.4 million), account receivables of a total net book value of RMB392.2 million (US$56.9 million) and bank deposits of a total net book value of RMBnil million (US$nil million) to secure repayment of our short-term borrowings of RMB647.6 million (US$93.0 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings. Two of our subsidiaries had a revolving loan facility from Wells Fargo Bank, National Association as of December 31, 2021 and 2022.

Obligations under the loan facility were secured by substantially all of the assets of the two subsidiaries, including account receivables, bank balances, inventories, property and plants etc. (the “Pledged Assets”) as of December 31, 2021 and 2022, and the amount of available facilities is generally determined and updated from time to time based on certain percentage of the Pledged Assets balances. As of December 31, 2022, no borrowings were drawn down from such revolving loan facility.

We have long-term borrowings (excluding the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB13.02 billion (US$1.89 billion), which bore interest at an average annual rate of 4.45% as of December 31, 2022. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2022, we pledged property of a net book value of RMB6.81 billion (US$977.8 million) to secure repayment of borrowings of RMB2.79 billion (US$405.1 million). As of December 31, 2022, our long-term loans in the amount of RMB10.70 billion (US$1.55 billion) will be due for repayment after one year, but within five years.

In addition, we have repayment obligations under our convertible notes. As of December 31, 2022, we had outstanding convertible notes in the principal amount of US$69.3 million.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries that are registered as wholly-owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from our PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to our shareholders. Our net assets subject to the above restrictions were RMB24.3 billion (US$3.52 billion), representing 89.8% of our total consolidated net assets as of December 31, 2022.

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

In September 2017, we filed a prospectus supplement to sell up to an aggregate of US$100 million of the ADSs through the 2017 ATM Program. In January 2018, we terminated the 2017 ATM Program and did not sell any ADSs under the 2017 ATM Program.

In February 2018, we closed an offering of 4,140,000 ADSs, each representing four of our ordinary shares, par value US$0.00002 per share, at US$18.15 per ADS. The net proceeds of the offering to us, after deducting underwriting commissions and fees and estimated offering expenses, was US$71.1 million. Concurrently with the offering, we completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, our chairman, and Mr. Kangping Chen, our former chief executive officer, of its purchase of US$35 million of our ordinary shares.

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan. The loan was downsized to JPY3.00 billion after annual review in December 2021.

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued convertible senior notes of US$85 million due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. As of the date of this annual report, the convertible notes of US$29.75 million in aggregate have been converted. In connection with the issuance of the convertible notes, we entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC, whom we refer to as the option counterparty. The zero strike call option transaction was completed in July 2021.

In September 2019, we signed an RMB100 million one-year bank facility agreement with Malayan Banking Berhad, the term of which is renewable annually, to supplement our working capital. As of the date of this annual report, the term of this bank facility has been extended to September 2023.

In December 2020, we filed a prospectus supplement to sell up to an aggregate of US$100 million of the ADSs through the 2020 ATM Program. In January 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses.

In January 2022, Jiangxi Jinko had completed the STAR Listing and started trading on the Star Market (SSE, code: 988223) Jiangxi Jinko has issued 2,000,000,000 shares representing approximately 20% of the total 10,000,000,000 shares outstanding after the STAR Listing. The shares were issued at a public offering price of RMB5.00 per share and the total gross proceeds of the STAR Listing were approximately RMB10.00 billion. After the STAR Listing, we own approximately 58.62% of Jiangxi Jinko.

Our working capital was RMB3.39 billion (US$491.7 million) as of December 31, 2022. As a result, some of our customers delayed their payments, which temporarily affected our cash flow. Our management believes that our cash position as of December 31, 2022, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of our consolidated financial statements for 2022 included in this annual report.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2020	2021	2022
	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands)
Net cash (used)/ provided by operating activities	591,486.3	430,646.3	(5,800,784.0)	(841,035.0)
Net cash used in investing activities	(4,918,689.7)	(11,309,232.7)	(12,272,387.0)	(1,779,329.0)
Net cash provided by financing activities	6,297,278.6	12,017,851.0	20,018,922.0	2,902,472.0
Net increase in cash, cash equivalents, and restricted cash	1,800,813.4	1,022,474.7	2,173,708.0	315,158.0
Cash, cash equivalents and restricted cash, beginning of the year	6,273,958.4	8,074,771.8	9,097,246.0	1,318,977.0
Cash and cash equivalents, restricted cash, end of the year	8,074,771.8	9,097,246.4	11,270,954.0	1,634,135.0

Our net cash, cash equivalents and restricted cash increased by RMB1.80 billion, RMB1.02 billion and RMB2.17 billion (US$315.2 million) during 2020, 2021 and 2022, respectively. As of December 31, 2022, we had RMB11.27 billion (US$1.63 billion) in cash, cash equivalents and restricted cash for continuing operations. As of December 31, 2022, we had a total capital commitment of RMB13.59 billion (US$1.97 billion).We believe that our cash and cash equivalents, cash flows from operating activities and our subsidiary Jiangxi Jinko’s equity offerings will be sufficient to meet our working capital, capital expenditure needs that will arise in 2023 and beyond.

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

Operating Activities

Net cash used by operating activities in 2022 was RMB5.80 billion, consisting primarily of (i) an increase in advances from third party customers of RMB3.29 billion, which was in line with our increased business scale globally, and (ii) an increase in accounts payable of RMB3.59 billion, which was primarily in relation to our increased production capacity and the rising price of raw materials, partially offset by (i) an increase in accounts receivable from third party of RMB8.61 billion, which was in line with our increased business scale globally, (ii) an increase in inventories of RMB6.05 billion due to our expanding production capacity and business scale, and (iii) an increase in advances to suppliers of RMB1.71 billion due to our increased procurement of raw materials.

Net cash provided by operating activities in 2021 was RMB430.6 million, consisting primarily of (i) an increase in advances from third party customers of RMB3.53 billion, which was in line with our increased business scale globally, and (ii) an increase in accounts payable of RMB2.64 billion, which was primarily in relation to our increased production capacity and the rising price of raw materials, partially offset by (i) an increase in inventories of RMB5.70 billion due to our expanding production capacity and business scale, (ii) an increase in accounts receivable from third party of RMB3.67 billion, which was in line with our increased business scale globally, and (iii) an increase in advances to suppliers of RMB856.6 million due to our increased procurement of raw materials.

Net cash provided by operating activities in 2020 was RMB591.5 million, consisting primarily of (i) an decrease in advance to third-parties suppliers of RMB1.54 billion mainly due to the acceptance of large volume of goods in 2020, and (ii) decrease in project assets of constructed for sale, net of incremental revenue of RMB976.7 million due to the disposal of two solar power plants in Mexico, partially offset by (i) an increase in inventories of RMB2.82 billion, due to our expanding production capacity and business scale, (ii) a decrease in advances from third parties of RMB1.79 billion as a result of fluctuations in demand of our major overseas customers, and (iii) an increase in prepayments and other current assets of RMB1.11 billion due to the increased value-added tax deductible resulting from our increased procurement of raw materials.

Investing Activities

Net cash used in investing activities in 2022 was RMB12.27 billion, consisting primarily of (i) the purchase of property, plant and equipment of RMB12.25 billion, (ii) the purchase of restricted short-term investments of RMB8.18 billion and (iii) purchase of restricted long term investments of RMB1.41 billion , partially offset by (i) cash collected from restricted short term investments of RMB8.49 billion, and (ii) cash collected from restricted long-term investments of RMB1.23 billion.

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

Financing Activities

Net cash provided by financing activities in 2022 was RMB20.02 billion, consisting primarily of (i) borrowings of RMB29.66 billion and (ii) proceeds from Follow-on offering of RMB9.77 billion, partially offset by repayment of borrowings of RMB27.62 billion.

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

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB4.31 billion, RMB8.69 billion and RMB12.29 billion (US$1.78 billion) in 2020, 2021 and 2022, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have entered into purchase agreements and other agreements for (i) expanding our high-efficiency mono wafer production capacity of factories in Leshan, Sichuan Province, Yili, the XUAR, and Vietnam, (ii) expanding our mono wafer and solar cells production capacity through the construction of production facilities in Shangrao, Jiangxi Province, Hefei, Anhui Province, Chuxiong, Yunnan Province, and Malaysia (iii) expanding our solar module production capacity in factories in Yiwu Haining, Zhejiang Province, and Malaysia, and (iv) upgrading our production equipment. Our capital commitments under these agreements amounted to RMB13.59 billion (US$1.97 billion) as of December 31, 2022, of which RMB6.36 billion (US$921.8 million) will be due in 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

Recent Accounting Pronouncements

New Accounting Standards Adopted

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for us as of March 12, 2020 through December 31, 2022. We adopted this update in the first quarter of 2022 and the adoption did not have a material effect on our consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40),” which removes certain separation models for convertible debt instruments and convertible preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. The ASU also expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations that are impacted by the amendments. The standard is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. We adopted this update in the first quarter of 2022 and the adoption did not have a material effect on our consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. We adopted this update in the first quarter of 2022 and the adoption did not have a material effect on our consolidated financial statements.

New Accounting Standards Not Yet Adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this Update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. We will adopt this update in the first quarter of 2023 and we are currently evaluating the impact.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. We will adopt this update in the first quarter of 2023 and we are currently evaluating the impact.

In June 2022, the FASB issued ASU 2022-02 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. We are in the process of evaluating the impact of the new guidance on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research. In 2019, we were awarded the “best performance” of reliability scorecard for the fifth consecutive time by DNY-GL, and won the 5th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2019 organized by TÜV Rheinland and ranked first in testing conducted for the mono group. In 2020, we won the 6th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2020 organized by TÜV Rheinland. In March 2021, our R&D Center module laboratory obtained satisfactory results in the latest national assessment of PV Modules Testing Accuracy. In December 2022, we launched our industry-leading 182 mm N-type TOPCon TigerNeo family, achieving the highest solar conversion efficiency of 23.86% for N-type TOPCon modules and the highest solar conversion efficiency of 26.4% for N-type TOPCon solar cells in the industry.

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

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we would partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which would be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge cell technologies. In 2016, we established cooperative relationship with Sun Yat-Sen University and the National University of Singapore in the research of solar modules and solar cells, respectively. In 2017, we partnered with TÜV Rheinland, an independent provider of technical services for testing, inspection, certification, consultation and training, to develop standardized testing methods for bifacial PV technology. In 2018, we participated in three projects cooperating with Institute of Electrical Engineering of the Chinese Academy of Sciences of Zhejiang University and Nanchang University in module recycling, high-efficiency P-type poly, and N-type bifacial cell. In 2019, we signed a memorandum of understanding with Shanghai Institute of Space Power Sources to co-develop high efficiency solar cell technology for space and terrestrial applications. In the same year, we also lead two national key R&D programs of China relating to the decline of the N-type multicrystalline cell industry and the recycle of end-of-life solar products. As of the date of this annual report, we have published 4 article regarding international standard and 53 articles regarding domestic standard. We have several national R&D platforms, including national enterprise technology centers, national post-doctoral research stations and national intellectual property demonstration enterprises.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2020, 2021 and 2022, our research and development expenses were RMB389.2 million, RMB461.6 million and RMB724.8 million (US$105.1 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of December 31, 2022, we have been granted 1,461 patents, including 1,101 utility model patents, 323 invention patent and 37 design patents. We also have 496 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. For information related to intellectual property claims that we have involved, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of December 31, 2022, we have been granted 435 trademarks in the PRC, such as “”, “” and “”, and 27 trademarks in Hong Kong and Taiwan, including “”, and “”.We also have 125 trademarks registered in WIPO. We have pending trademark applications of 155 trademarks in 24 countries and regions, including Brazil, Qatar, Saudi Arabia, Thailand, Indonesia, the United Arab Emirates, Australia, Singapore, Panama, Kazakhstan, Kenya, South Africa, Nicaraguan, El Salvador, Sri Lanka, India, Chile, the United States, European Union, Israel. In addition, we have registered 8 trademarks in the United States, 16 trademarks in Canada and 18 trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

As of December 31, 2022, when the forward-looking factors based on the assumption of current and furture economic conditions increased by 5% while holding all other estimates constant, our expected credit losses would increase by RMB2.3 million.

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

As of December 31, 2022, when one of the key assumptions used in estimating the future costs of our warranty obligations, including the expected failure rate and the replacement cost, increased by 5% while holding the other estimate constant, our accrued warranty liability would be increased by RMB38.4 million.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	48	Chairman of the board of directors and chief executive officer
Xianhua Li	49	Director
Wing Keong Siew	72	Independent director
Steven Markscheid	69	Independent director
Yingqiu Liu	73	Independent director
Haiyun (Charlie) Cao	46	Director
Mengmeng (Pan) Li	42	Chief financial officer

Mr. Xiande Li is a founder of our company, the chairman of our board of directors and our chief executive officer. Prior to founding our company, he served as the marketing manager at Zhejiang Yuhuan Solar Energy Source Co., Ltd. from 2003 to 2004, where his responsibilities included overseeing and optimizing day-to-day operations. From 2005 to 2006, he was the chief operations supervisor of ReneSola, a related company listed on the AIM market of the London Stock Exchange in 2006, then dual listed on the NYSE in 2008, where he was in charge of marketing and operation management. Mr. Li is a brother of Mr. Xianhua Li.

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

The business address of our directors and executive officers is c/o JinkoSolar Holding Co., Ltd., 1 Yingbin Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China.

B.	Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries in their capacity as our employees.

In 2022, we paid cash compensation in the aggregate amount of RMB12.0 million (US$1.7 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was RMB749.8 thousand (US$108.7 thousand) in 2022.

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

2022 Equity Incentive Plan

We adopted our 2022 Equity Incentive Plan in March 2022. Our 2022 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to our directors, key employees or consultants up to 12,000,000 of our ordinary shares. The purpose of this plan is to aid us in recruiting and retaining directors, consultants or key employees of outstanding ability and to motivate such directors, consultants or key employees to exert their best efforts on our behalf by providing incentives through the granting of Awards in recognition of their past and future services. We expect that we will benefit from the added interest which such key employees, directors or consultants will have in our welfare as a result of their proprietary interest in our success.

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

Change in Control. In the case of a change in control event, which is the sale or disposal of all, or substantially all of our assets, the acquisition of more than 50% of the voting power in our company by way of a merger, consolidation, tender or exchange offer or otherwise, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control event. The compensation committee may also decide to cancel such awards for fair value (as determined in its sole discretion), provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control event but not thereafter.

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

2023 Equity Incentive Plan

We adopted our 2023 Equity Incentive Plan in January 2023. Our 2023 Equity Incentive Plan provides for the grant of options, restricted shares and other share-based awards, referred to as “Awards,” to our directors, key employees or consultants up to 20,800,000 of our ordinary shares. The purpose of this plan is to aid us in recruiting and retaining directors, consultants or key employees of outstanding ability and to motivate such directors, consultants or key employees to exert their best efforts on our behalf by providing incentives through the granting of Awards in recognition of their past and future services. We expect that we will benefit from the added interest which such key employees, directors or consultants will have in our welfare as a result of their proprietary interest in our success.

The following paragraphs summarize the terms of the 2023 Equity Incentive Plan.

Types of Awards. The 2023 Equity Incentive Plan permits the awards of options, restricted shares or other share-based awards.

Administration. Our 2023 Equity Incentive Plan is administered by our compensation committee. The compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of our 2023 Equity Incentive Plan, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

Option Exercise. The term of options granted under the 2023 Equity Incentive Plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, or its equivalent, ordinary shares of our company, or any combination of the foregoing methods of payment, or consideration received by us in a cashless exercise.

Vesting Condition. The vesting of the Awards is subject to (i) the participants’ continued service with the Company, and (ii) the Company meeting certain financial performance targets and investment targets.

Change in Control. In the case of a change in control event, which is (i) the sale or disposal of all, or substantially all of our assets, or (ii) the acquisition of more than 50% of the voting power in our company by way of a merger, consolidation, tender or exchange offer or otherwise, and the acquirier has made its the intention to cause the Company to cease to be a public company known to the public, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control event. The compensation committee may also decide to cancel such awards for fair value (as determined in its sole discretion), provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control event but not thereafter.

Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue our 2023 Equity Incentive Plan. Amendments or alterations to our 2023 Equity Incentive Plan are subject to shareholder approval by an ordinary resolution if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, provided in each case only to the extent such shareholder approval is required by stock exchange rules. Amendment, alteration or discontinuation of our 2023 Equity Incentive Plan cannot be made without the consent of a recipient of awards if such action would diminish the rights of that recipient under the awards, provided that the board may amend the plan as it deems necessary to permit the granting of awards to meet the requirements of applicable laws and stock exchange rules.

Unless terminated earlier, our 2023 Equity Incentive Plan shall continue in effect for a term of ten years from the date of adoption.

Share Options

As of the date of this annual report, options to purchase 172,000 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares	Exercise Price (US$)	Grant Date	Expiration Date
Wing Keong Siew	*	3.2875	October 10, 2014	October 9, 2024
Other Employees	172,000	3.2875	October 10, 2014	October 9, 2024
	0	4.3775	October 1, 2013	October 1, 2023

*        Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

Board of Directors

Our board of directors currently consists of six directors. The law of our home country, which is the Cayman Islands, does not require a majority of the board of directors of our company to be composed of independent directors, nor does the Cayman Islands law require that of a compensation committee or a nominating committee. We intend to follow our home country practice with regard to composition of the board of directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company must declare the nature of his interest at a meeting of the directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our company to borrow money, and to mortgage or charge our undertakings, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or pledged as security for any debt, liability or obligation of our company or of any third party.

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

Compensation Committee

Our compensation committee consists of Xiande Li and Steven Markscheid, and is chaired by Xiande Li. Steven Markscheid satisfies the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meets the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the compensation committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of compensation committees. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our executives. The compensation committee is responsible for, among other things:

●	reviewing and evaluating and if necessary, revising our company’s compensation policy, amending, or recommending that the board amend, these goals and objectives if the compensation committee deems it appropriate;

●	evaluating annually the performance of our chief executive officer in light of the goals and objectives of our company’s executive plans, and either as a committee or together with the other independent directors (as directed by the board), determining and approving the compensation level of our chief executive officer based on this evaluation;

●	determining, or recommending to the board for determination, the annual base and incentive compensation of the chief financial officer;

●	reviewing and recommending to the board the compensation of our directors;

●	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

●	reporting regularly to the full board of directors.

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

Terms of Directors and Executive Officers

One-third of our directors for the time being (or, if the number of our directors is not a multiple of three, the number nearest to but not greater than one-third) will retire from office by rotation at each annual general meeting. However, the chairman of our board of directors will not be subject to retirement by rotation or be taken into account in determining the number of our directors to retire in each year. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive months and the board resolves that his office be vacated, (v) is prohibited by law from being a director or (vi) ceases to be a director by virtue of any provision of the Companies Act (As Revised) of the Cayman Islands or is removed from office pursuant to any other provision of our memorandum and articles of association.

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

As of December 31, 2020, 2021 and 2022, we had a total of 24,361, 31,030 and 46,511 employees, respectively. The increase in our number of employees in 2022 was mainly attributable to the expansion of our manufacturing facilities in China. As of December 31, 2022, we had 46,511 full-time employees, including 30,948 in manufacturing, 1,902 in research and development, 811 in sales and marketing and 12,850 in administration. Substantially all of these employees are located in China with a small portion of employees based in the United States, Europe and other countries and regions.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. In October 2013 and 2014, we were named one of the Top 100 Best Employers in China in 2013 by the World Executive Journal in conjunction with the World HR Laboratory, Bossline and CEO-ZINE. JinkoSolar was awarded HR Asia Best Companies to Work for in Asia Awards – China Edition, in 2019, 2020 and 2021. With the corporate culture of equality, accountability, commitment, and driving excellence, we were acknowledged for the best practices in human resource management. In April 2021, we won the award for “Asia’s Best Employer” for the third consecutive year. In November 2022, Jiangxi Jinko won the award for “Best Campus Project” in Employer Branding Festival 2022 organized by Employer Branding Institute, and was awarded as one of the Best Employers of the Year in China by Zhaopin.com. In December 2022, Jiangxi Jinko was awared as one of the winners of LinkedIn MostIn Awards for 2022 and one of the Most Influential Employers in 2023 by Haitou.cc.

Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB605.8 million, RMB740.5 million and RMB1.07 million (US$155.3 million), respectively, as of December 31, 2020, 2021 and 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)(7)	31,488,428	15.5
Xianhua Li(4)(7)	7,782,612	3.8
Wing Keong Siew	*	*
Steven Markscheid	*	*
Yingqiu Liu	*	*
Haiyun (Charlie) Cao	*	*
Mengmeng (Pan) Li	*	*
All Directors and Executive Officers as a group	40,782,804	20.1
Principal Shareholders:
Brilliant Win Holdings Limited(3)	31,488,428	15.5
Yale Pride Limited(5)	15,438,996	7.6
Zhuoling International Limited(6)	12,800,000	6.3

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 202,614,901 ordinary shares, being the number of shares outstanding as of March 31, 2023 (excluding 607,989 ADSs representing 2,431,956 ordinary shares reserved for future grants under our share incentive plans, and 2,945,840 ordinary shares as treasury stock), and the number of ordinary shares that such person or group has the right to require within 60 days as of March 31, 2023 by option or other agreement (these shares are also included in the computation of the percentage ownership of any other person or group).

(3)	Represents 31,488,428 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Brilliant Win Holdings Limited. Brilliant Win Holdings Limited is a British Virgin Islands company wholly owned by Cypress Hope Limited, a British Virgin Islands company wholly owned by Mr. Li Xiande. Mr. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited. Therefore, Mr. Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Xiande Li is a brother of Mr. Xianhua Li.

(4)	Represents 7,782,612 ordinary shares (including certain ordinary shares in the form of ADSs) held by Peaky Investments Limited. Peaky Investments Limited is a British Virgin Islands company which is wholly owned by Talent Galaxy Limited, a British Virgin Islands company wholly owned by Mr. Xianhua Li. Mr. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited. Therefore, Mr. Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Xianhua Li is a brother of Mr. Xiande Li.

(5)	Represents 15,438,996 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Yale Pride Limited. Yale Pride Limited is a British Virgin Islands company wholly owned by Charming Grade Limited, which is in turn wholly owned by Mr. Kangping Chen. Mr. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited. Therefore, Mr. Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Chen is the brother-in-law of Mr. Xiande Li.
(6)	Represents 12,800,000 ordinary shares in the form of ADSs held by Zhuoling International Limited. Zhuoling International Limited is a British Virgin Islands company wholly owned by Shangrao Zhuoling No. 2 Enterprise Development Center (Limited Partnership), 99.99% and 0.01% equity interest of which is in turn owned by Mr. Kangping Chen and his wife, respectively. Mr. Kangping Chen is the sole director of Zhuoling International Limited and as such has the power to vote and dispose of the ordinary shares held by Zhuoling International Limited. Therefore, Mr. Kangping Chen is the beneficial owner of all our ordinary shares held by Zhuoling International Limited. The registered address of Zhuoling International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(7)	In June 2021, Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li (each, the “Concert Person;” collectively, the “Concert Persons”) entered into an acting-in-concert agreement (the “Acting-in-Concert Agreement”), which is filed as an exhibit to this annual report. According to the Acting-in-Concert Agreement, the Concert Perons agree to reach a common decision and act in concert on each matter with respect to business strategy, appointment/removal of directors and management, organizitonal operation and business operation of the Company, JinkoSolar Investment and Jiangxi Jinko. The Acting-in-Concert Agreement further provides that each of the Concert Persons agrees to vote (or cause to be voted) all of the shares that they have the power to vote or to direct the vote of in the manner agreed by the Concert Persons, or otherwise in certain circumstances that no prior agreement could be reached, designated by Mr. Xiande Li at any shareholder meeting. The Concert Persons may be deemed as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder, and as a result such “group” would beneficially own 67,510,036 ordinary shares, which represent 33.3% of the Company’s ordinary shares outstanding as of March 31, 2023.

The ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of March 31, 2023, we had one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of March 31, 2023. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2022.

As of December 31, 2022
RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	139,713,488.0
Accounts receivable from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai)	—

Advances to Suppliers from related parties:
Advances to Suppliers from Inner Mongolia Xinte Silicon Materials Co., Ltd for purchase of silicon	56,859,689.0

Notes receivables from related parties:
Notes receivables from JinkoPower	282,823,842.0

Prepayment and Other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	5,663,521.0
Other receivables due from JinkoPower for disposal of solar power projects	12,953,307.5
Other receivables due from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai) for technical services	1,075,253.2
Other receivables from JinkoPower for miscellaneous transactions	3,412,938.0

Other assets from a related party:
Accounts receivable from JinkoPower for sales of solar modules and others	14,602,865.0
Guarantee receivables due from JinkoPower	—
Long-term receivables due from Sweihan PV Power Company P.S.J.C for DSRA deposit	37,760,174.0

Accounts payable due to a related party:
Accounts payable due to Jiangsu Jinko-Tiansheng Co., Ltd.	—

Advance from customers due to a related party:
Advance from customers due to JinkoPower for sales of solar modules and others	3,828,559.0

Notes Payable from related parties:
Notes Payable due to Inner Mongolia Xinte Silicon Materials Co., Ltd	419,500,000.0

Other payables due to a related party:
Other payables due to JinkoPower for payments on behalf of our company	5,964,014.0
Other payables to Jiangxi Desun for leasing of land and buildings	—

(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts we advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.
(3)	On March 30, 2021, we signed an agreement to offset the debts and receivables between JinkoPower and us with the aggregate amount of RMB71.0 million.

Related party transactions

Related party transactions for the year ended December 31, 2022 were as follows:

2022
RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV	—
Income of financing guarantees	—
Revenue from sales of products to JinkoPower	325,175,512.0
Income of project management provided to Sweihan PV	2,978,766.0
Rental services provided to JinkoPower	5,040,724.0

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	—
Solar project management service provided by JinkoPower	7,133,498.0
Rental services provided by Jiangxi Desun	—
Electricity fee charged by JinkoPower	27,465,021.0
Other fees charged by JinkoPower	—
Silicon procurement from Xinte Silicon	824,784,723.1

In connection with our disposal of JinkoSolar Power downstream business in 2016, we entered into a master service agreement with JinkoPower under which we agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, we will become liable for JinkoPower’s obligations under the loan agreements. We charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee is to be settled annually, and the management of us believes the guarantee fee charges are at market rates. The guarantee receivables were settled upon the receipt of guarantee fees from JinkoPower. We have received nil guarantee fees from JinkoPower in 2022.

In 2022, we and JinkoPower entered into an agreement to cancel the above guarantee arrangement.

As of December 31, 2022, we recorded the guarantee fee income receivable amounted to RMB3.5 million (US$500.8 thousand) and did not record any guarantee liability. Other income from JinkoPower for the guarantee fee amortized in 2022 amounted to nil, respectively.

In 2022, sales of solar module products to subsidiaries of JinkoPower amounted to RMB325.2 million (US$47.1 million). As of December 31, 2022, outstanding receivables due from JinkoPower were RMB422.5million (US$61.3 million), among which nil was overdue over one year. We did not charged JinkoPower interest on the overdue receivables.

In 2022, we did not record any sales of solar module products to Sweihan PV.

In 2022, rental services provided to subsidiaries of JinkoPower amounted to RMB5.0 million (US$730.8 thousand).

In 2022, we did not record any processing service fee due from Jinko-Tiansheng. Jinko-Tiansheng is an OEM service provider which provided PV module processing and assembling services to us. We disposed all of our equity interest in Jinko-Tiansheng in 2022 and Jinko-Tiansheng is not our related party any more.

In November 2017, we entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations which were then wholly-owned by us, enabling JinkoPower to monitor the construction and daily operations of these power stations. We retain ownership of these power stations and there exists no call or other rights of JinkoPower. We agree to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. We had paid RMB5.6 million (US$821.1 thousand) in advance as of December 31, 2022 and recorded service expenses incurred in 2020, 2021 and 2022, amounted to RMB9.4 million, RMB8.8 million and RMB7.1 million (US$1.0 million), respectively, as cost of project assets.

On January 1, 2008, Jiangxi Desun and us entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to us for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun did not charged us in rent for 2022.

In 2022, electricity fee charged by subsidiaries of JinkoPower amounted to RMB27.5 million (US$4.0 million).

JinkoSolar jointly invested in Xinte Silicon in 2021 which was accounted for under the equity method. JinkoSolar purchased polysilicon of nil and RMB824.8 million (US$119.6 million) from Xinte Silicon during the years ended December 31, 2021 and 2022, respectively.

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

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. On October 29, 2020, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review pursuant to the final judgement of the United States Court of International Trade; the final subsidy rate applicable to us for the entries made during the period from January 1, 2015 through December 31, 2015 was changed to 4.22%. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission’s determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In October 2020, the U.S. Department of Commerce issued the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 68.93%. In December 2020, the U.S. Department of Commerce amended the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 95.5% after such amendment. In December 2020, the U.S. Department of Commerce issued the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 12.67%. In April 2021, the U.S. Department of Commerce amended the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 11.97% after such amendment. In February 2020, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In August and October 2021, the U.S. Department of Commerce issued the final results of the seventh administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 0% and 19.28%, respectively. In February 2021, the U.S. Department of Commerce initiated the eighth administrative review of the anti‑dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In June 2022, the U.S. Department of Commerce issued the final result of the eighth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 15.71%. In August 2022, the U.S. Department of Commerce amended the final result of the eighth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 20.99% after such amendment. In June 2022, the U.S. Department of Commerce issued the final result of the eighth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 15.75%. In August 2022, the U.S. Department of Commerce amended the final result of the eighth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 15.87% after such amendment. In February 2022, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The ninth administrative review is pending as of the date of this annual report. In February 2023, the U.S. Department of Commerce initiated the tenth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The tenth administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

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

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In April 2018, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews were 165.04% (for anti-dumping) and 94.83% (for countervailing). We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In May 2019, the U.S. Department of Commerce initiated the fourth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fourth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in September and October 2019 , respectively. In April 2020, the U.S. Department of Commerce initiated the fifth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fifth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2020. In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. In September 2020, the U.S. International Trade Commission determined that revocation of the countervailing and antidumping duty orders would likely lead to continuation or recurrence of material injury to an industry in the United States within a reasonably foreseeable time and as a result the U.S. Department of Commerce hereby ordered the continuation of the AD and CVD orders on crystalline silicon photovoltaic products from China. The U.S. Customs and Border Protection will continue to collect AD and CVD cash deposits at the rates in effect at the time of entry for all imports of subject merchandise. In February 2021, the U.S. Department of Commerce announced the opportunity for interested parties to request the sixth administrative review and the due date for such request was the last day of February 2021. The sixth administrative review has not yet been initiated as of the date of this annual report. In March 2021, the U.S Department of Commerce revoked, in part, the antidumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In April 2022, the U.S. Department of Commerce initiated the seventh administrative review (review period from February 1, 2021 to January 31, 2022) of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final result of the seventh administrative review is pending as of the date of this annual report. In April 2023, the U.S. Department of Commerce initiated the eighth administrative review (review period from February 1, 2022 to January 31, 2023) of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final result of the eighth administrative review is pending as of the date of this annual report.

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

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, the Singapore Customer filed its Reply Memorial accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon. On July 17, 2022, Jinko IE submitted its Rejoinder Memorial with all evidence correspondingly in reply to Reply Memorial. From October 10 to 21, 2022, the hearing for liability issue was held in Singapore, during which the tribunal heard the parties’ oral opening statements, evidence from the parties’ factual and expert witnesses, and oral closing statements. According to the tribunal’s directions, the parties submitted Post-hearing Briefs on January 20, 2023 and the Reply Post-hearing Briefs on March 3, 2023. Furthermore, in the event Jinko IE is found liable on the liability issue, the issue of remedies / damages to be paid will be determined in a subsequent phase in the proceedings, with a separate procedural timeline for the provision of evidence (including expert evidence) and memorials on the appropriate remedy to be awarded by the tribunal. Based on the limited information currently available to us, it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. We believe that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and merits and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against our company and a number of our subsidiaries.

(i) On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation (registration no. 110111-0360935) during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (the “Final Determination”). On July 31, 2020, Plaintiffs A filed its petition to review with the United States Court of Appeals for the Federal Circuit against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal. Plaintiffs A filed its opening appeal brief in November 2020. The Respondents filed the principal brief in February 2021. On July 12, 2021, the United States Court of Appeals for the Federal Circuit affirmed the ITC’s findings that Respondents’ products do not infringe U.S. Patent No. 9,893,215. On June 27, 2022, the District Court entered a joint motion to dismiss the said court litigation.

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 14, 2020. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of penalty for such violation. Though not specified in Plaintiff B’s request, in general we do not expect the amount of such penalty to exceed €250,000. On November 30,2020, JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty. On August 23, 2021, Düsseldorf Regional Court dismissed Plaintiff B’s request for penalty. The oral proceedings at the Düsseldorf Higher Regional Court was held on March 30, 2023. Following this hearing, the Düsseldorf Higher Regional Court decided on 20 April 2023 that evidence should be taken by firstly hearing a witness and subsequently obtaining a written technical opinion from a court appointed expert. The outcome of the case is difficult to assess and predict. However, even if JinkoSolar GmbH failed and was ordered to stop distributing module cells using the third-party cell technology, it would not be subject to additional damages as it has already stopped delivering such module cells. Furthermore, the request for information and damages was withdrawn in the first instance and cannot be reinstalled in the second instance at the court of appeals level. Therefore, there is no danger for payment of damages.

(iii) On March 12, 2019, Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. Since then, the parties have taken the various procedural steps required by the court’s directions in relation to infringement and validity claims and defences. The final was held from September 23 to 30 and October 10 to 14, 2022. As of the date of the issuance of the financial statements, the Judge has reserved its decision and based on the information currently available, there presently remains no indication that it is probable the court will award any liability for infringement against Jinko AUS and we are unable to estimate an amount of reasonably possible loss or range of loss.

We believe that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. We are considering all legal avenues including challenging the validity of the Asserted Patents, and demonstrating our non-infringement of the Asserted Patents. On June 3, 2019, we filed a petition for IPR of the ‘215 Patent with the PTAB. IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, we attended the oral hearing of IPR of the ‘215 patent. On December 9, 2020, the PTAB issued the final decision on our petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. On February 8, 2021, the patent owner of ‘215 Patent, Hanwha Solutions Corporation, appealed to the United States Court of Appeals for the Federal Circuit against such final decision issued by the PTAB (“215 IPR Appeal”). On February 24, 2021, we have filed the certificate of interest to participate in 215 IPR Appeal. On May 28, 2021, Hanwha Solutions Corporation filed its opening appeal brief. On July 19, 2021, Hanwha Solutions Corporation filed a motion to remand the case to the United States Patent and Trademark Office. On October 4, 2021, the United States Court of Appeals for the Federal Circuit denied Hanwha Solutions Corporation’s motion to remand. On June 10, 2022, the United States Court of Appeals for the Federal Circuit affirmed the said final decision issued by PTAB that all challenged claims 12-14 of the ‘215 patent are unpatentable.

On June 24, 2019, Jinko filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. An additional hearing is to be held on September 28 and 29, 2022, during which the opposition division finally decided to uphold the patent with the limited claims and an amended version of the patent description. Currently, the European Patent Office has not yet issued its decision including the grounds in writing.

On May 7, 2021, the Spanish Customer Energy, S.L. (the “Spanish Customer”) submitted a request for arbitration at International Chamber of Commerce (Case No. 26251/JPA) (the “Request”) against Jiangxi Jinko in connection with dispute arising out of a PV Module Sales Contract entered into in August, 2020 (the “Contract”). In the Request, the Spanish Customer’s claims are based on (i) Jiangxi Jinko’s alleged breaches of the Contract by being unable to deliver the goods at the initially agreed shipping dates and price; (ii) the subsequent termination of the Contract by the Spanish Customer; (ii) alleged replacement purchases the Spanish Customer has made to replace the goods originally ordered from Jiangxi Jinko; and (iv) alleged further costs and other indirect damages purportedly incurred by the Spanish Customer as a consequence of Jiangxi Jinko’s alleged breaches and relating to the PV plant in Australia for which the goods had been intended. On July 21, 2021, Jiangxi Jinko submitted an answer to the Request denying that the Spanish Customer is entitled to the relief it requests, and raised a counterclaim for damages for its loss of profit as well as wasted costs expended in reliance on the performance of the Contract. On January 28, 2022, the tribunal confirmed the Terms of Reference and Procedural Order No.1 signed by the Spanish Customer and Jiangxi Jinko, according to which, except any extension granted by the tribunal, (i) the Spanish Customer will submit Statement of Claim before April 6, 2022 and Jiangxi Jinko will submit Statement of Defense and Counterclaim before June 6, 2022, (ii) the Spanish Customer will submit Statement of Reply and Defense to Counterclaim before September 6, 2022, Jiangxi Jinko will submit Statement of Rejoinder and Reply on Counterclaim before November 4, 2022 and the Spanish Customer will submit Rejoinder on Counterclaim before December 19 2022, (iii) the hearing will be held during the week of April 17, 2023. On April 6, 2022, the Spanish Customer submitted Statement of Claim, which maintained the claims as the Request and additionally claimed the legal interest accrued on the amounts requested. On June 6, 2022, Jiangxi Jinko rejected the claims and brought the counterclaim for the wrongful termination in its submission of Statement of Defense and Counterclaim. On September 6, 2022, the Spanish Customer submitted Statement of Reply and Defense to Counterclaim to maintain its positions. On November 4, 2022, Jiangxi Jinko repeatedly denied the claims and claimed for the damgas in its submission of Statement of Rejoinder and Reply on Counterclaim. On December 19, 2022, the Spanish Customer submitted Rejoinder on Counterclaim. The hearing took place on from April 18 to 19, 2023 in Madrid. As of the date of this annual report, this case is still ongoing and based on the information currently available to us, it is difficult to draw a conclusion that is probable for the tribunal to award any liability against Jiangxi Jinko or to reasonably estimate the possible amount to be awarded.

On June 17, 2022, one of our Indian customers (the “Indian Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 27085/OSI) against Jiangxi Jinko in connection with dispute arising out of a project module supply agreement entered into in May 2017 (“Supply Agreement”). The Indian Customer further submitted Statement of Claim on December 9, 2022, in which the Indian Customer confirmed it does not pursue its claims requiring Jiangxi Jinko to repair or replace relevant modules under the warranty certificate and amended the amount of damages as follows: (i) delay Liquidated Damages in the amount of US$363.3 million; (ii) costs arising from or in connection with the construction / installation of 32MW of additional capacity for the purpose of making up alleged shortfall in the performance of the plant due to allegedly deficient and/or defective modules in the amount of US$14.1 million; and (iii) liquidated damages levied against the EPC Contractor by the owner of the plant in the amount of US$14.6 million, together totalling US$392.0 million. Jiangxi Jinko submited Statement of Defence and Counterclaim on March 10, 2023, strongly defending itself and claiming that the Indian Customer failed to pay the invoices amounting to US$5.3 million According to the current schedule of the arbitration procedure, the International Chamber of Commerce is expected to render the final award by July 30, 2024. As of the date of this annual report, the hearing has not yet commenced. As this case is still ongoing and based on the information currently available to us, it is uncertain at this stage of the arbitration to conclude that whether Jiangxi Jingko will have be subject to any liability or to reasonably estimate the possible amount to be awarded.

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

Subject to our memorandum and articles of association and applicable laws, our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on the ADSs, if any, will be paid in U.S. dollars.

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

ITEM 9.               THE OFFER AND LISTING

A.          Offering and Listing Details

The ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010. The ADSs trade under the symbol “JKS.”

B.           Plan of Distribution

Not Applicable.

C.	Markets

The ADSs, each representing four ordinary shares, have been listed on the NYSE since May 14, 2010 under the symbol “JKS.”

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.               ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our F-1 registration statement (File No. 333-164432), as amended, initially filed with the Commission on February 9, 2010. Our shareholders adopted our amended and restated memorandum and articles of association on January 8, 2010 and effective upon completion of our initial public offering of common shares represented by the ADSs.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Foreign Currency Exchange” and “—Dividend Distribution.”

E.	Taxation

The following summary of the material Cayman Islands, Hong Kong, the PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, Hong Kong, the PRC and the United States.

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

Hong Kong Taxation

The following is a summary of the material Hong Kong tax consequences of the ownership of the ADSs by an investor that either holds the ADSs (or recognizes gains on a mark-to-market basis for accounting purposes) or resells the ADSs. This summary does not purport to address all possible tax consequences of the ownership of the ADSs, and does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, broker-dealers etc.), some of which may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling the ADSs. This summary is based on the tax laws of Hong Kong as in effect on the date of this annual report and is subject to changes and does not constitute legal or tax advice to you.

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

Subject to certain exceptions for short-term positions, certain dividends (“qualified dividends”) received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation. This reduced income tax rate is applicable to dividends paid by “qualified foreign corporations” and only with respect to ordinary shares or ADSs held for a minimum holding period of at least 61 days during a specified 121-day period, and if certain other conditions are met. A non-U.S. corporation is treated as a qualified foreign corporation for this purpose if the dividends are paid with respect to shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States and the non-U.S. corporation was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). We should be treated as a qualified foreign corporation with respect to dividends paid on shares represented by the ADSs because the ADSs are listed on the NYSE and should be treated as readily tradable as long as they are so listed. Accordingly, subject to the conditions described above and the discussions below under “—Passive Foreign Investment Company,” dividends paid by us on shares represented by ADSs generally will be eligible for the reduced income tax rate. Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, so long as the Secretary of the United States Treasury has determined such treaty is satisfactory for purposes of the reduced rate and such treaty includes an exchange of information program. The Secretary of the United States Treasury has determined that the U.S. income tax treaty with China satisfies these requirements. Accordingly, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the income tax treaty between the United States and China, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation described above (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of ordinary shares.

Dividends paid by us will constitute income from sources outside the United States for U.S. foreign tax credit limitation purposes and generally will be categorized as “passive category income” for U.S. foreign tax credit purposes. In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs. As a result of recent changes to U.S. foreign tax credit rules, for taxable years beginning after December 28, 2021, PRC taxes generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder, except in the case of a U.S. Holder that is eligible for, and properly claims, the benefits of the Tax Treaty. We have not determined whether the forgoing requirements have been met, and, accordingly, no assurance can be given that any PRC withholding tax will be creditable. Additionally, in certain circumstances, if U.S. Holders have held the ordinary shares or ADSs for less than a specified minimum period during which such U.S. Holders are not protected from risk of loss, or are obligated to make payments related to the dividends, such U.S. Holders will not be allowed a U.S. foreign tax credit for any PRC withholding taxes imposed on dividends paid on the ordinary shares or ADSs. Alternatively, a U.S. Holder may be able to elect to deduct such PRC withholding taxes from its U.S. federal taxable income, provided that the U.S. Holder also elects to deduct rather than credit all foreign income taxes paid or accrued for the relevant taxable year. The availability and calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, deductions for foreign tax credits, involves the application of complex rules that also depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit or deductions in their particular circumstance.

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

Sale or Other Disposition of Ordinary Shares or ADSs

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon a sale or other disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ordinary shares or ADSs. Subject to the discussion below under “—Passive Foreign Investment Company,” such gain or loss generally will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, including individuals) or loss if, on the date of sale or disposition, such ordinary shares or ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations.

In the event that we are treated as a PRC resident enterprise under the PRC CIT Law, and gain from the disposition of ADSs or ordinary shares may be subject to the tax in the PRC (see “People’s Republic of China Taxation,” above). In that case, a U.S. Holder’s amount realized would include the gross amount of the proceeds from the sale or disposition before deduction for the PRC tax. Although capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the ADSs or ordinary shares generally will be U.S. source gain or loss, a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Treaty, may be entitled to elect to treat the gain as foreign source income for U.S foreign tax credit purposes. As a result of recent changes to the foreign tax credit rules, any PRC withholding tax is imposed on the sale or disposition of the ordinary shares or ADSs is unlikely to be treated as creditable, unless the U.S. Holder is eligible for and elects the benefits of the Tax Treaty. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or ordinary shares even though the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of the ordinary shares or ADSs, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company

Based upon the composition of our current and projected assets, income and activities, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2021 or 2022 taxable years, and we do not currently anticipate becoming a PFIC for our 2023 taxable year or in the foreseeable future. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

The rules described above generally will not apply if the U.S. Holder is eligible to and does elect to annually mark-to-market the ordinary shares or ADSs. If a U.S. Holder makes a mark-to-market election, such holder will generally include as ordinary income the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Any gain recognized on the sale or other disposition of the ordinary shares or ADSs will be treated as ordinary income. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because the ADSs are listed on the NYSE, but it is unclear whether our ordinary shares would be so treated. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments or subsidiaries held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

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

The general PFIC tax treatment described above also would not apply if a U.S. Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of its ordinary income and its net capital gains. We do not intend to prepare or provide the information that would entitle U.S. Holders to make a QEF election.

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

We will furnish JPMorgan Chase Bank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

J.	Enforcebility of Civil Liabilities

We are incorporated in the Cayman Islands as an exempted company with limited liability to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;
●	the absence of exchange control or currency restrictions; and
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the U.S.; and these securities laws provide significantly less protection to investors as compared to the U.S.; and
●	Cayman Islands companies may not have standing to sue before the federal courts of the U.S.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the U.S., between us, our officers, directors and shareholders, be arbitrated.

A majority of our existing directors and senior management members reside in the PRC and a substantial part of our assets and the assets of such persons are located in the PRC. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these individuals, or to bring an action against us or against these individuals in the U.S., in the event that you believe that your rights have been infringed under the securities laws of the U.S. or any state in the U.S. In particular, residence in China may make it even more difficult to enforce any judgments obtained from foreign courts (including from a U.S. state or federal court) against such persons compared to the circumstance of residence in another non-U.S. and non-China jurisdiction.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and King & Wood Mallesons, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would

●	recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, as well as public policy considerations and conditions set forth in applicable provisions of other PRC laws relating to the enforcement of civil liability. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. or the Cayman Islands.

Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. In other words, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.5%, 0.9% and 2.0% in 2020, 2021 and 2022, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2022, our foreign exchange forward contracts denominated in U.S. dollar and Euro and Japanese Yen had notional values of US$540.0 million and €240.0 million, and JPY2.00 billion respectively. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a loss relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB164.4 million (US$23.8 million) in 2022. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We recorded a net foreign exchange gain of RMB1.03 billion (US$148.7 million) in 2022 due to the appreciation of the U.S. dollars against the Renminbi. We recorded a net foreign exchange loss of RMB355.5 million in 2021 due to the depreciation of the U.S. dollars against the Renminbi. We recorded a net foreign exchange loss of RMB336.5 million in 2020 due to the depreciation of the U.S. dollars against the Renminbi.

The value of your investment in the ADSs will be primarily affected by the foreign-exchange rate between U.S. dollars and Renminbi. To the extent we hold assets denominated in U.S. dollars any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in exchange rates could adversely affect our results of operations.”

As of December 31, 2022, we held RMB10.24 billion (US$1.49 billion) in cash and cash equivalents, of which RMB4.12 billion (US$598.1 million) were denominated in U.S. dollars, a 5% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB206.2 million (US$29.9 million) in our cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31, 2022, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB12.42 billion (US$1.80 billion). As of December 31, 2022, we had short-term borrowings outstanding of RMB2.19 billion (US$316.9 million), RMB120.0 million (US$17.4 million), RMB1.00 billion (US$145.3 million), which were denominated in Euros, JPY and USD respectively, and bearing a weighted average interest rates of 2.09%, 1.25%, 2.53%, per annum, respectively. We have long-term borrowings (excluding the current portion of long-term bank borrowings and financing associated with failed sale-leaseback transactions due within one year) of RMB13.02 billion (US$1.89 billion), which bore interest at an average annual rate of 4.45% as of December 31, 2022.

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

In May 2019, we issued convertible senior notes of US$85 million in aggregate principal amount due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. As of the date of this annual report, the convertible notes of US$29.75 million in aggregate have been converted.

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

Fees and Charges the ADS Holders May Have to Pay

The American depositary shares, each of which represents four ordinary shares, are listed on the NYSE. JPMorgan Chase Bank, N.A. is the depositary of the ADS program and its principal executive office is situated at 383 Madison Avenue, Floor 11, New York, New York, 10179. The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2022, we had an annual reimbursement due from the depositary of US$707.5 thousand for legal and investor relations expenses.

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

2020 ATM Program

The following “Use of Proceeds” information relates to the registration statement on Form F-3 (File Number 333-251377), together with the prospectus supplement to register additional securities dated December 16, 2020, to sell up to an aggregate of US$100 million of the ADSs through the 2020 ATM Program. On January 6, 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses. Credit Suisse Securities (USA) LLC and Barclays Capital Inc. acted as our sales agents for the 2020 ATM Program.

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

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2021	2022
	(RMB)	(RMB)	(US$)

	(in thousands)
Audit Fees	6,000	6,600	956.9
Audit-related Fees	—	—	—
Tax Fees(1)	745	391	56.8
All Other Fees(2)	—	272	39.4
Total	6,745	7,263	1053.1
(1)	“Tax Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for tax advice.
(2)	“All Other Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for ESG advice.

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

ITEM 16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(d) Maximum
Approximate
			(c) Total		Dollar Value
			Number of ADSs		of ADSs That
			Purchased		May Yet Be
			as Part of		Purchased
	(a) Total		Publicly		Under the
	Number of	(b) Average	Announced		Plans or
	ADSs	Price Paid per	Plans or		Programs (in
Period	Purchased	ADS	Programs(1)		million)(1)
January 2020 (through April 28, 2023)(1)	—	—	—	US$	200.0
Total	—	—	—	US$	200.0
(1)

On July 6, 2022, we announced a share repurchase program of up to US$200 million of our ordinary shares represented by ADSs within eighteen months following July 6, 2022. Purchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as our insider trading policy.

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

Our board of directors has not made any such determination.

Compensation Committee	NYSE Standards require U.S. domestic issuers to have a compensation committee composed entirely of independent directors. We are not subject to such requirement.	We have a compensation committee that consists of one independent director and one executive director.

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

Item 16I.                Disclosure Regarding Foreign Jurisdiction that Prevent Inspections

On May 26, 2022, the Company was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, the Company does not expect to be identified as a Commission-Identified Issuer under the HFCAA after it files this annual report on Form 20-F.

As of the date of this annual report, to our best knowledge, (i) no governmental entities in the Cayman Islands or in China own the Company’s shares, (ii) the governmental entities in China do not have a controlling financial interest in the Company, (iii) none of the members of the board of directors of the Company or its operating entities is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of the Company or its operating entities contains any charter of the Chinese Communist Party.

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

4.21	Automatic Shelf Registration Statement on Form F-3 (File No. 333-251377) filed with the Securities and Exchange Commission on December 16, 2020

4.22

Form of Distribution Agency Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 on Form 6-K (File No. 001-34615) furnished with the Securities and Exchange Commission on December 16, 2020)

4.23*	English translation of Acting-in-Concert Agreement among Xiande Li, Kangping Chen and Xianhua Li

4.24	2021 Equity Incentive Plan (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the Securities and Exchange Commission on April 28, 2021)

4.25	2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-263307) filed with the Securities and Exchange Commission on March 4, 2022)

4.26*	2023 Equity Incentive Plan

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the Securities and Exchange Commission on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of King & Wood Mallesons

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 28, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JinkoSolar Holding Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accrued warranty costs

As described in Note 2(z) to the consolidated financial statements, solar modules produced by the Company are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Management applied significant judgment in estimating the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. The Company’s accrued warranty costs were RMB1,644 million as of December 31, 2022.

The principal considerations for our determination that performing procedures relating to the accrued warranty costs is a critical audit matter are (i) the significant judgment made by management in estimating the warranty costs, including the expected failure rate and the estimated replacement costs and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s estimation of warranty costs.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the estimation of accrued warranty costs. These procedures also included, among others, testing the appropriateness of the methodology used and the reasonableness of the significant assumptions used by management in developing these estimates, related to the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations. Evaluating whether the significant assumptions used by management were reasonable involved (i) testing historical warranty claims and settlements, (ii) evaluating the reasonableness and appropriateness of factors considered by management in estimating the expected failure rate, and (iii) testing the completeness and accuracy of the underlying data used to estimate the replacement cost.

Allowance for credit losses for accounts receivable

As described in Notes 2(h) and 7 to the consolidated financial statements, the Company’s gross accounts receivable were RMB17,259 million, for which an allowance for credit losses of RMB584 million was recorded as of December 31, 2022. The allowance is management’s estimate of expected credit losses on accounts receivable. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, including geographic region and industry. Management determined an expected loss rate for each group based on historical credit loss experience, current and future economic conditions, and lifetime for debt recovery.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for accounts receivable is a critical audit matter are (i) the significant judgment made by management in estimating the credit loss provision for accounts receivable and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s judgement about credit risk characteristics, current and future economic conditions, and lifetime for debt recovery. The audit effort also included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the estimation of credit loss provision for accounts receivable. These procedures also included, among others, testing management’s process for estimating the credit loss provision for accounts receivable by (i) testing the completeness and accuracy of the data used; (ii) evaluating the appropriateness of management’s model and methodology; and (iii) evaluating the reasonableness of significant assumptions used by management, related to credit risk characteristics, current and future economic conditions, and lifetime for debt recovery. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the model, methodology and reasonableness of management’s significant assumptions.

/s/PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 28, 2023

We have served as the Company’s auditor since 2008.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands, unless otherwise indicated)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USD
				(Note 2 (al))
Revenues from third parties	35,067,287	40,794,758	82,794,101	12,004,016
Revenues from related parties	62,172	31,763	333,195	48,309
Total revenues	35,129,459	40,826,521	83,127,296	12,052,325
Cost of revenues	(28,957,798)	(34,168,686)	(70,848,983)	(10,272,137)
Gross profit	6,171,661	6,657,835	12,278,313	1,780,188
Selling and marketing	(2,473,982)	(2,856,465)	(7,241,888)	(1,049,975)
General and administrative	(1,409,371)	(1,963,562)	(3,508,678)	(508,710)
Impairment of long-lived assets	(114,168)	(273,713)	(373,732)	(54,186)
Research and development	(389,192)	(461,590)	(724,769)	(105,082)
Total operating expenses	(4,386,713)	(5,555,330)	(11,849,067)	(1,717,953)
Income from operations	1,784,948	1,102,505	429,246	62,235
Interest expenses	(675,852)	(838,320)	(1,079,409)	(156,500)
Interest income	216,618	214,291	588,706	85,354
Subsidy income	191,981	465,685	1,089,435	157,953
Exchange gain/(loss), net	(336,523)	(355,499)	1,025,891	148,741
Other income, net	2,292	1,911	1,571	228
Change in fair value of foreign exchange forward contracts	191,186	288,880	(164,356)	(23,829)
Change in fair value of foreign exchange options	(3,608)	18,809	(4,163)	(604)
Change in fair value of interest rate swap	(78,878)	—	—	—
Change in fair value of long-term investment	—	—	101,871	14,770
Change in fair value of convertible senior notes and call option	(725,792)	191,641	(12,083)	(1,752)
Income before income taxes	566,372	1,089,903	1,976,709	286,596
Income tax expenses	(178,411)	(194,140)	(605,278)	(87,757)
Equity in (loss)/income of affiliated companies	(52,706)	59,809	193,708	28,085
Net income	335,255	955,572	1,565,139	226,924
Less: Net income attributable to the non-controlling interests	(104,870)	(234,554)	(944,633)	(136,959)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	230,385	721,018	620,506	89,965

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share-
Basic	1.29	3.78	3.13	0.45
Diluted	(1.36)	2.01	3.10	0.45
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS-
Basic	5.15	15.12	12.54	1.82
Diluted	(5.42)	8.02	12.38	1.80
Weighted average ordinary shares outstanding
Basic	178,938,853	190,672,869	198,004,260	198,004,260
Diluted	171,438,853	205,719,772	200,408,494	200,408,494

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands, unless otherwise indicated)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USD
				(Note 2 (al))
Net income	335,255	955,572	1,565,139	226,924
Other comprehensive income:
-Unrealized gain on available-for-sale securities (Note 12)	—	—	973	141
-Change in fair value of interest rate swap cash flow hedges (Note 29)	—	(12,294)	—	—
-Reclassification of change in instrument-specific credit risk (Note 22)	—	(14,252)	—	—
-Change in instrument-specific credit risk (Note 22)	60,326	56,224	100,158	14,522
-Foreign currency translation adjustments	(251,893)	(55,438)	406,149	58,886
Comprehensive income	143,688	929,812	2,072,419	300,473
Less: comprehensive income attributable to non-controlling interests	(104,870)	(234,554)	(1,079,975)	(156,582)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	38,818	695,258	992,444	143,891

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(In thousands, unless otherwise indicated)

	December 31, 2021	December 31, 2022
	RMB	RMB	USD
			(Note 2 (al))
ASSETS
Current assets:
Cash and cash equivalents	8,321,415	10,243,500	1,485,168
Restricted cash	602,044	1,027,454	148,967
Restricted short-term investments	9,261,918	8,945,271	1,296,942
Short-term investments	150,000	—	—
Accounts receivable, net - related parties	29,417	139,713	20,257
Accounts receivable, net - third parties	7,471,103	16,674,876	2,417,630
Notes receivable - a related party	—	282,824	41,006
Notes receivable, net - third parties	1,689,102	6,697,096	970,988
Advances to suppliers - a related party	—	56,860	8,244
Advances to suppliers - third parties	1,536,155	3,271,284	474,292
Inventories, net	13,252,352	17,450,284	2,530,053
Foreign exchange forward contract receivables	73,532	119,625	17,344
Other receivables - related parties	17,348	23,105	3,350
Held-for-sale assets	684,631	—	—
Available-for-sale securities	—	104,499	15,151
Prepayments and other current assets	2,435,057	3,290,903	477,136
Total current assets	45,524,074	68,327,294	9,906,528
Non-current assets:
Restricted long-term investments	1,204,697	1,378,680	199,890
Accounts receivable, net - third parties	27,624	—	—
Long-term investments	633,866	1,711,072	248,083
Property, plant and equipment, net	19,969,894	32,290,088	4,681,623
Land use rights, net	1,090,057	1,431,424	207,537
Intangible assets, net	55,484	79,600	11,541
Deferred tax assets	371,767	704,244	102,106
Financing lease right-of-use assets, net	628,592	558,407	80,961
Operating lease right-of-use assets, net	438,271	396,966	57,555
Advances to suppliers to be utilized beyond one year	296,709	310,375	45,000
Other assets – related parties	3,292	52,363	7,592
Other assets – third parties	2,739,160	1,421,669	206,123
Total non-current assets	27,459,413	40,334,888	5,848,010
Total assets	72,983,487	108,662,182	15,754,538

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(In thousands, unless otherwise indicated)

	December 31, 2021	December 31, 2022
	RMB	RMB	USD
			(Note 2 (al))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable - related parties	15,863	—	—
Accounts payable - third parties	6,799,854	10,378,076	1,504,680
Notes payable - a related party	—	419,500	60,822
Notes payable - third parties	12,072,223	20,204,323	2,929,351
Accrued payroll and welfare expenses	1,240,791	2,035,931	295,182
Advances from a related party	—	3,829	555
Advances from third parties	5,914,354	9,220,267	1,336,813
Income tax payables	214,856	737,735	106,962
Foreign exchange forward derivatives payables	2,659	63,137	9,154
Financing lease liabilities - current	194,939	168,381	24,413
Operating lease liabilities - current	62,515	65,489	9,495
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	13,339,367	12,419,170	1,800,610
Other payables and accruals - third parties	4,844,084	9,214,384	1,335,961
Other payables and accruals - a related party	2,230	5,964	865
Guarantee liabilities to related parties	2,500	—	—
Held-for-sale liabilities	553,234	—	—
Deferred revenue	200,000	—	—
Total current liabilities	45,459,469	64,936,186	9,414,863
Non-current liabilities:
Long-term borrowings	9,896,455	13,022,795	1,888,128
Long-term payables	568,495	601,759	87,247
Accrued warranty costs - non-current	858,641	1,422,276	206,211
Financing lease liabilities - non-current	236,374	69,881	10,131
Operating lease liabilities - non-current	385,420	339,885	49,279
Convertible senior notes	1,098,736	1,070,699	155,237
Deferred tax liability	183,003	194,808	28,245
Guarantee liabilities to related parties - non-current	9,642	—	—
Total non-current liabilities	13,236,766	16,722,103	2,424,478
Total liabilities	58,696,235	81,658,289	11,839,341

Commitment and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 193,770,753 and 204,135,029 shares issued as of December 31, 2021 and December 31, 2022, respectively)	26	28	4
Additional paid-in capital	5,617,923	9,912,931	1,437,240
Accumulated other comprehensive (loss)/income	(154,375)	217,563	31,544
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2021 and December 31, 2022	(43,170)	(43,170)	(6,259)
Retained earnings	5,629,377	6,249,883	906,148
Total JinkoSolar Holding Co., Ltd. Shareholders’ equity	11,049,781	16,337,235	2,368,677
Non-controlling interests	3,237,471	10,666,658	1,546,520
Total shareholders’ equity	14,287,252	27,003,893	3,915,197
Total liabilities, non-controlling interest and shareholders’ equity	72,983,487	108,662,182	15,754,538

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In thousands, unless otherwise indicated)

	Ordinary shares issued			JinkoSolar Holding Co., shareholders’ equity
				Accumulated
				other	Number of			Non-	Total
	Number of		Additional	comprehensive	Treasury	Treasury	Retained	controlling	shareholders’
	shares	Par value	paid-in capital	(loss)/income	Stock	Stock	earnings	interests	equity
		RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2019	180,653,497	25	4,582,850	62,952	(1,723,200)	(13,876)	4,671,367	3,137,709	12,441,027
Share-based compensation expense	—	—	923	—	—	—	—	—	923
Common stock offering	5,976,272	1	636,179	—	—	—	—	—	636,180
Foreign currency exchange translation adjustment	—	—	—	(251,893)	—	—	—	—	(251,893)
Change in the instrument-specific credit risk (Note 22)	—	—	—	60,326	—	—	—	—	60,326
Contribution from non-controlling interest (Note 1)	—	—	—	—	—	—	—	865,000	865,000
Contribution from principal shareholders (Note 24)	—	—	139,854	—	—	—	—	(139,854)	—
Settlement of non-controlling interest (Note 18)	—	—	(171,498)	—	—	—	—	(3,798,746)	(3,970,244)
Repurchase of non-controlling interest	—	—	(20,625)	—	—	—	—	(266,062)	(286,687)
Equity financing in a subsidiary (Note 24)	—	—	—	—	—	—	—	3,100,000	3,100,000
Exercise of share options	3,750,540	—	83,562	—	—	—	—	—	83,562
Share repurchase(Note 23)	—	—	—	—	(1,222,640)	(29,294)	—	—	(29,294)
Cumulative effect of adoption of new accounting standard (Note 2(am))	—	—	—	—	—	—	6,607	—	6,607
Net income	—	—	—	—	—	—	230,385	104,870	335,255
Balance as of December 31, 2020	190,380,309	26	5,251,245	(128,615)	(2,945,840)	(43,170)	4,908,359	3,002,917	12,990,762
Share-based compensation expense	—	—	9,884	—	—	—	—	—	9,884
Foreign currency exchange translation adjustment	—	—	—	(55,438)	—	—	—	—	(55,438)
Change in the instrument-specific credit risk (Note 22)	—	—	—	56,224	—	—	—	—	56,224
Exercise of share options	109,200	—	2,212	—	—	—	—	—	2,212
Conversion of Convertible senior notes (Note 22)	3,281,244	—	354,582	(14,252)	—	—	—	—	340,330
Net income	—	—	—	—	—	—	721,018	234,554	955,572
Change in fair value of interest rate swap cash flow hedges	—	—	—	(12,294)	—	—	—	—	(12,294)
Balance as of December 31, 2021	193,770,753	26	5,617,923	(154,375)	(2,945,840)	(43,170)	5,629,377	3,237,471	14,287,252
Share-based compensation expense	—	—	987,259	—	—	—	—	13,610	1,000,869
Foreign currency exchange translation adjustment	—	—	—	270,807	—	—	—	135,342	406,149
Change in the instrument-specific credit risk (Note 22)	—	—	—	100,158	—	—	—	—	100,158
Unrealized gain on available-for-sale securities (Note 12)	—	—	—	973	—	—	—	—	973
Subsidiary’s offering of its equity interests (Note 24)	—	—	3,303,660	—	—	—	—	6,419,192	9,722,852
Exercise of share options	10,364,276	2	3,853	—	—	—	—	—	3,855
Contribution from non-controlling interest shareholders	—	—	—	—	—	—	—	17,000	17,000
Net income	—	—	—	—	—	—	620,506	944,633	1,565,139
Settlement of non-controlling interests	—	—	236	—	—	—	—	(5,418)	(5,182)
Distribution of a subsidary’s dividend to non-controlling interest holders (Note 24)	—	—	—	—	—	—	—	(95,172)	(95,172)
Balance as of December 31, 2022	204,135,029	28	9,912,931	217,563	(2,945,840)	(43,170)	6,249,883	10,666,658	27,003,893

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In Thousands, unless otherwise indicated)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USD
				(Note 2 (al))
Cash flows from operating activities:
Net income	335,255	955,572	1,565,139	226,924
Adjustments to reconcile net income to net cash provided by operating activities:	—	—	—	—
Share-based compensation charge (Note 25)	923	9,884	1,000,869	145,112
Change in fair value of foreign exchange forward contracts (Note 29)	(129,806)	104,643	13,818	2,003
Change in fair value of foreign exchange options (Note 29)	3,608	(18,809)	4,163	604
Change in fair value of convertible senior notes (Note 22)	1,202,082	(327,762)	12,083	1,752
Change in fair value of call option (Note 22)	(476,290)	136,121	—	—
Change in fair value of interest rate swap (Note 29)	78,878	—	—	—
Deferred income taxes	94,158	(262,370)	(320,673)	(46,493)
Change in fair value of long-term investment (Note 12)	—	—	(101,871)	(14,770)
Depreciation of property, plant and equipment (Note 13)	1,160,851	1,603,786	2,585,018	374,792
Amortization of right-of-use assets	146,965	135,791	129,869	18,829
Depreciation of project assets	52,830	32,559	—	—
Amortization of land use rights (Note 14)	12,379	18,031	27,353	3,966
Amortization of intangible assets (Note 15)	10,177	11,904	17,324	2,512
Amortization of guarantee liability	(14,688)	(6,364)	—	—
Inventory write-down (Note 10)	270,893	823,273	1,819,166	263,754
Provision for expected credit loss	14,086	82,427	285,394	41,378
Loss on disposal of property, plant and equipment and land use right	428,115	350,336	248,500	36,029
Amortization of deferred losses related to sale-leaseback transactions	27,503	13,424	—	—
Impairment of long-lived assets	114,168	273,713	373,732	54,186
Equity in loss/(income) of affiliated companies	52,706	(59,809)	(193,708)	(28,085)
Gain on disposal of investment in subsidiaries	—	—	(14,232)	(2,063)
Exchange (gain)/loss, net	336,523	355,499	(1,025,891)	(148,740)
Changes in operating assets and liabilities (net of impact of disposition):
(Increase)/decrease in accounts receivable – third parties	362,087	(3,666,406)	(8,610,986)	(1,248,476)
(Increase)/decrease in accounts receivable - related parties	89,587	364,677	(115,300)	(16,717)
(Increase)/decrease in notes receivable – third parties	478,057	(638,398)	(5,006,954)	(725,940)
(Increase)/decrease in notes receivable – a related party	(14,373)	33,001	(282,824)	(41,006)
(Increase)/decrease in advances to suppliers – third parties	1,536,442	(856,574)	(1,706,688)	(247,446)
Increase in advances to suppliers - a related party	—	—	(56,860)	(8,244)
Increase in inventories	(2,822,713)	(5,698,689)	(6,053,218)	(877,634)
decrease in project assets constructed for sale, net of incremental revenue	976,713	—	—	—
Decrease in lease liabilities	(36,498)	(50,426)	(22,365)	(3,243)
(Increase)/decrease in other receivables – related parties	30,562	6,408	(6,248)	(906)
Increase in prepayments and other current assets	(1,112,029)	(208,125)	(277,283)	(40,201)
Decrease in other assets - related parties	—	104,027	3,417	495
Decrease in other assets – third parties	(75,445)	(139,877)	621,880	90,164
Increase in land use right	(176,283)	(347,126)	(473,806)	(68,695)
Increase/(decrease) in accounts payable – third parties	(367,054)	2,644,118	3,588,939	520,347
Increase/(decrease) in accounts payable – related parties	(22,196)	1,750	(15,863)	(2,300)
Increase in accrued payroll and welfare expenses	115,537	245,737	795,140	115,285
Increase in deferred revenue	—	200,000	—	—
Increase/(decrease) in advances from – third parties	(1,792,906)	3,533,231	3,289,191	476,888
Increase/(decrease) in advances from – a related party	(749)	—	3,829	555
Increase/(decrease) in income tax payables	(44,763)	141,136	522,879	75,810
Decrease in derivative liability - interest rate swap	(140,150)	—	—	—
Increase in other payables and accruals – third parties	687,122	599,618	1,572,549	227,998
Increase/(decrease) in other payables and accruals – a related party	58,388	(69,285)	3,734	541
Decrease of long-term borrowings related to sale of project assets constructed for sale	(859,166)	—	—	—
Net cash provided by / (used in) operating activities	591,486	430,646	(5,800,784)	(841,035)

Cash flows from investing activities:
Maturity of restricted short-term investments	10,075,360	10,501,200	8,494,069	1,231,524
Maturity of short-term investments	—	723,000	150,000	21,748
Maturity of restricted long-term investments	790,398	1,648,698	1,232,960	178,762
Proceeds from disposal of property, plant and equipment and land use right	88,717	20,458	714,176	103,546
Proceeds from pro rata decrease in an equity investment (Note12)	—	—	94,284	13,670
Proceeds from disposal of an equity investment (Note12)	—	—	15,000	2,175
Net of cash disposed of, cash payment from, disposal of subsidiaries	48,078	—	(91,334)	(13,242)
Purchase of property, plant and equipment	(4,055,060)	(8,653,859)	(12,251,348)	(1,776,279)
Cash paid for project assets constructed to operate	(76,351)	—	—	—
Cash paid for investment in affiliates (Note12)	—	(315,000)	(615,100)	(89,181)
Purchase of intangible assets	(14,566)	(32,261)	(42,415)	(6,150)
Purchase of restricted short-term investments	(9,552,996)	(13,362,480)	(8,177,423)	(1,185,615)
Purchase of restricted long-term investments	(1,648,436)	(1,464,202)	(1,406,943)	(203,987)
Purchase of short-term investments	(570,000)	(303,000)	—	—
Purchase of a subsidiary	(19,432)	—	—	—
Cash paid for investment in equity securities (Note12)	—	(95,000)	(227,000)	(32,912)
Loan to third party (Note11)	—	—	(23,459)	(3,401)
Deposits provided for an equity investment	—	—	(37,854)	(5,488)
Purchase of available-for-sale securities (Note12)	—	—	(100,000)	(14,499)
Cash received from dividend	15,598	23,213	—	—
Net cash used in investing activities	(4,918,690)	(11,309,233)	(12,272,387)	(1,779,329)

Cash flows from financing activities:
Proceeds from exercise of call option	—	621,059	—	—
Proceeds from issuance of ordinary shares	—	641,065	—	—
Subsidiary’s offering of its equity interests (Note 24)	—	—	9,770,000	1,416,517
Cash payment for transaction costs of subsidiary’s offering (Note 24)	—	—	(47,148)	(6,836)
Settlement of non-controlling interests	—	—	(5,182)	(751)
Cash payment for finance lease as lessee	(252,485)	(286,292)	(216,722)	(31,422)
Proceeds from exercise of share options	114,758	10,185	5,024	729
Payment of deposit for finance lease as lessee	—	(4,257)	—	—
Capital contributions from non-controlling interest holder	865,000	—	17,000	2,465
Proceeds from bank borrowings	24,104,976	30,445,781	29,663,730	4,300,837
Repayment of borrowings	(25,337,297)	(24,280,437)	(27,624,208)	(4,005,134)
Increase in notes payable - related party	—	—	419,500	60,822
Increase in notes payable - third party	1,816,307	2,737,347	8,132,100	1,179,044
Payment of a subsidiary’s dividend to non-controlling interest holders	—	—	(95,172)	(13,799)
Equity financing in a subsidiary	3,100,000	—	—	—
Borrowings from government background funds	2,202,000	2,133,400	—	—
Repurchase of shares	(29,294)	—	—	—
Repurchase of non-controlling interest	(286,686)	—	—	—
Net cash provided by financing activities	6,297,279	12,017,851	20,018,922	2,902,472
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(169,261)	(116,790)	227,957	33,050
Net increase in cash, cash equivalents, and restricted cash	1,800,814	1,022,474	2,173,708	315,158
Cash, cash equivalents, and restricted cash, beginning of the year	6,273,958	8,074,772	9,097,246	1,318,977
Cash, cash equivalents, and restricted cash, end of the year (Note 2(d))	8,074,772	9,097,246	11,270,954	1,634,135

Supplemental disclosure of cash flow information
Cash paid for income tax	357,781	157,366	400,338	58,044
Cash paid for interest expenses (net of amounts capitalized)	670,160	801,873	1,072,812	155,543

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in payables	1,648,427	2,756,446	5,674,455	822,719
Proceeds from exercise of share options received in subsequent period	9,143	1,169	—	—
Receivables related to At-The-Market offering	641,065	—	—	—
Receivables related to disposal of Property, plant and equipment and land use right	92,735	111,804	378,900	54,935
Disposal of equity securities with consideration offset against payable balance due to third party	7,200	—	—	—
Conversion of convertible senior notes to ordinary shares	—	340,330	—	—

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(In Thousands, unless otherwise indicated)

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2022:

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Investment Limited. (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”) (Note 24)	December 13, 2006	PRC	58.6%

Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko”)	June 30, 2009	PRC	58.6%

Jinko Solar Import and Export Co., Ltd. (“Jinko Import and Export”)	December 24, 2009	PRC	58.6%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	58.6%

Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”)	June 13, 2010	PRC	58.6%

Xinjiang Jinko Solar Co., Ltd. (“Xinjiang Jinko”)	May 30, 2016	PRC	58.6%

Yuhuan Jinko Solar Co., Ltd. (“Yuhuan Jinko”)	July 29, 2016	PRC	58.6%

JinkoSolar (U.S.) Inc. (“Jinko US”)	August 19, 2010	USA	58.6%

Jiangxi Photovoltaic Materials Co., Ltd. (“Jiangxi Materials”)	December 1, 2010	PRC	58.6%

JinkoSolar (Switzerland) AG (“Jinko Switzerland”)	May 3, 2011	Switzerland	58.6%

JinkoSolar (US) Holdings Inc. (“Jinko US Holding”)	June 7, 2011	USA	58.6%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	58.6%

Jinko Solar Canada Co., Ltd. (“Jinko Canada”)	November 18, 2011	Canada	58.6%

Jinko Solar Australia Holdings Co. Pty Ltd. (“Jinko Australia”)	December 7, 2011	Australia	58.6%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	58.6%

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	58.6%

Wide Wealth Group Holding Limited. (“Wide Wealth Hong Kong”)	June 11, 2012	Hong Kong	100%

Canton Best Limited (“Canton Best BVI”)	September 16, 2013	BVI	100%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	58.6%

JinkoSolar International Development Limited.	August 28, 2015	Hong Kong	100%

JinkoSolar Middle East DMCC (“DMCC”)	November 6, 2016	Emirates	58.6%

JinkoSolar Trading Privated Limited.	February 6, 2017	India	58.6%

JinkoSolar LATAM Holding Limited.	August 22, 2017	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	USA	58.6%

JinkoSolar Technology (Haining) Co., Ltd. (“Haining Jinko”)*	December 15, 2017	PRC	45.9%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	58.6%

Jinko Solar Korea Co., Ltd. (“Jinko Korea”)	December 3, 2018	Korea	58.6%

JinkoSolar (Sichuan) Co., Ltd. (“Jinko Sichuan”)*	February 18, 2019	PRC	38.4%

JinkoSolar (Qinghai) Co., Ltd. (“Jinko Qinghai”)*	April 3, 2019	PRC	32.2%

Rui Xu Co., Ltd. (“Rui Xu”)*	July 24, 2019	PRC	35.2%

JinkoSolar (Yiwu) Co., Ltd. (“Jinko Yiwu”)*	September 19, 2019	PRC	32.2%

Jinko PV Material Supply SDN. BHD	September 23, 2019	Malaysia	58.6%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	58.6%

JinkoSolar (Chuzhou) Co., Ltd. (“Jinko Chuzhou”)*	December 26, 2019	PRC	32.2%

Zhejiang New Materials Co., Ltd. (“Zhejiang New Materials”)	March 24, 2020	PRC	58.6%

JinkoSolar (Shangrao) Co., Ltd. (“Jinko Shangrao”)*	April 17, 2020	PRC	32.2%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	58.6%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	58.6%

Jinko Solar (Malaysia) SDN BHD	August 28, 2020	Malaysia	58.6%

JinkoSolar (Chuxiong) Co., Ltd. (“Jinko Chuxiong”)	September 25, 2020	PRC	58.6%

Yiwu New Materials Co., Ltd. (“Yiwu Materials”)	October 14, 2020	PRC	58.6%

Jinko Solar (Vietnam) Industries Company Limited.	March 29, 2021	Vietnam	58.6%

JinkoSolar (Leshan) Co., Ltd. (“Jinko Leshan”)	April 25, 2021	PRC	58.6%

JinkoSolar (Anhui) Co., Ltd. (“Jinko Anhui”) *	September 3, 2021	PRC	32.2%

JinkoSolar (Yushan) Co., Ltd. (“Jinko Yushan”) *	September 26, 2021	PRC	46.9%

Fengcheng Jinko PV Materials Co., Ltd	August 11, 2021	PRC	58.6%

JinkoSolar (Feidong) Co., Ltd. (“Jinko Feidong”) *	September 23, 2021	PRC	32.2%

JinkoSolar (Jinchang) Co., Ltd. (“Jinko Jinchang”)	September 24, 2021	PRC	58.6%

JinkoSolar (Poyang) Co., Ltd. (“Jinko Poyang”)	December 1, 2021	PRC	58.6%

Shangrao Changxin Enterprise Management Center LP.	December 16, 2021	PRC	100%

Shangrao Changxin No. 1 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 2 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 3 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 5 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 6 Enterprise Management Center LP.	October 25, 2022	PRC	100%

Jiaxing Jinyue Phase I Venture Capital Partnership	April 26, 2022	PRC	78.2%

Shangrao Jinko PV Manufacturing Co., Ltd.	March 28, 2022	PRC	58.6%

Shangrao Guangxin Jinko PV Manufacturing Co., Ltd	March 23, 2022	PRC	58.6%

Jinko Energy Storage Technology Co., Ltd.	December 6, 2022	PRC	58.6%

Jiangxi Jinko Energy Storage Co., Ltd	May 26, 2022	PRC	58.6%

* These entities are subsidiaries of Jiangxi Jinko with non-controlling interest. The percentage of ownership is the economic interest calculated as the multiple of the Company’s ownership in Jiangxi Jinko and Jiangxi Jinko’s ownership in such subsidiary.

(i) In the fourth quarter of 2016, JinkoSolar Technology Limited (formally known as Paker Technology Limited) disposed of Zhejiang Jinko Financial Leasing Co., Ltd. with the consideration of RMB183 million (USD26 million). Loss on disposal of this subsidiary amounted to RMB15 million (USD2 million) was recognized. Consideration associated with the transaction amounted to RMB128 million and RMB42 million was collected in the years of 2019 and 2020, respectively.

(ii) Haining Jinko was founded by the Group in the year of 2017 and is principally engaged in the production of photovoltaic products, such as solar modules and cells, for intercompany sales within the Group. In the second and third quarter of 2018, government background companies made capital injection with the amounted of RMB517 million into Haining Jinko. In the third quarter of 2019, to support developments of local enterprise, government background funds of Zhejiang province made investment into Haining Jinko as capital injections through limited partnership established together with Zhejiang Jinko. The total capital injection received from government funds in the year of 2019 amounted to RMB846 million. The Group’s percentage of ownership in Haining Jinko was 56.4% as at December 31, 2019. During the year of 2020, the Group repurchased certain of the noncontrolling interests with the consideration of RMB287 million, with the difference between the consideration and the carrying amount of noncontrolling interests charged to additional paid-in capital with the amount of RMB21 million. In addition, in the fourth quarter of 2020, certain of the non-controlling interest arrangements were settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 18).

(iii) In the second quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with the amount of RMB800 million and RMB200 million had been made by the non-controlling shareholders in 2019 and 2020, respectively. The Group controls and consolidates the entity in its financial statements. Jinko Sichuan is principally engaged in the production of silicon ingot for intercompany sales within the Group. In the fourth quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 18).

(iv) In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Chuzhou. Cash capital injections with the amount of RMB550 million and RMB300 million had been made by the non-controlling shareholder in 2019 and 2020, respectively. The Group owns controls and consolidates such entity in its financial statements. Jinko Chuzhou is principally engaged in the production of solar modules for intercompany sales within the Group. In the third quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and the government background fund (Note 18).

(v) In the fourth quarter of 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with the amount of RMB400 million and RMB365 million had been made by the non-controlling shareholders in 2019 and 2020, respectively. The Group owns controls and consolidates such entity in its financial statements. Jinko Yiwu is principally engaged in the production of solar modules for intercompany sales within the Group. In the third quarter of 2020, the non-controlling interest arrangement was settled in return for a loan liability pursuant to a supplementary investment agreement between the Group and government background funds (Note 18).

(vi) In the second quarter of 2020, Jiangxi Jinko, together with a government background fund, established Jinko Shangrao. Cash capital injections with the amount of RMB1,902 million had been made by the government fund as of December 31, 2020. The group owns controls and consolidates such entity in its financial statements. Shangrao Jinko is principally engaged in the production of photovoltaic products, such as solar modules and cells (Note 18).

(vii) In the second quarter of 2020, Jiangxi Materials acquired Rui Xu with a consideration of RMB20 million. Rui Xu is principally engaged in the production of photovoltaic consumable materials.

(viii) In the fourth quarter of 2020, the Group disposed all of it’s equity interest in Jinko Huineng Technology Services Co.,Ltd to JinkoPower with the consideration of RMB10 million (USD2 million). Consideration associated with the transaction was collected in December 2020.

2.    PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include expected credit loss provision, provision for inventories, impairment of long-lived assets, the economic useful lives of property, plant and equipment, project assets and intangible assets, certain accrued liabilities including accruals for warranty costs, guarantees, sale-leaseback, accounting for share-based compensation, fair value measurements of share-based compensation and financial instruments, legal contingencies, income taxes and related deferred tax valuation allowance.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents, restricted short-term investments and restricted cash denominated in RMB amounted to RMB16,672 million and RMB 14,243 million as of December 31, 2021 and 2022, respectively.

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	8,321,415	10,243,500
Restricted cash	602,044	1,027,454
Cash and cash equivalents included in held-for-sale assets (note 2 (n))	173,787	—
Total	9,097,246	11,270,954

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

The Company’s solar project subsidiary located in Argentina entered into an interest rate swap contract to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As the interest rate derivative is designated as cash flow hedge and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments are recorded in other comprehensive income. The Company sold its solar power plants in Argentina in June 2022.

h. Current expected credit losses

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses.

The Company adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated retained earnings with amount of RMB7 million, among which RMB31 million was related to the decrease of allowance for accounts receivables-third parties, RMB15 million was related to the increase of allowance for accounts receivables- related parties and RMB9 million was related to the increase of allowance for other receivables and other current/non-current assets. As of January 1, 2020, upon the adoption, the expected credit loss provision for the current and non-current assets were RMB307 million and RMB5 million, respectively.

The Company’s trade receivable, notes receivable, guarantee receivables, deposits and other receivables are within the scope of ASC Topic 326. The allowance is management’s estimate of expected credit losses on receivables. The Company estimated the allowance by segmenting receivables into groups based on certain credit risk characteristics, including geographic region and industry. The Company determined an expected loss rate for each group based on the historical credit loss experience, current and future economic conditions, and lifetime for debt recovery.

For the year ended December 31, 2020, the Company recorded RMB14 million expected credit loss expense in general and administrative expenses. As of December 31, 2020, the expected credit loss provision for the current and non-current assets were RMB324 million and RMB2 million, respectively.

For the year ended December 31, 2021, the Company recorded RMB82 million expected credit loss expense in general and administrative expenses. As of December 31, 2021, the expected credit loss provision for the current and non-current assets were RMB331 million and RMB4 million, respectively.

For the year ended December 31, 2022, the Company recorded RMB285 million expected credit loss expense in general and administrative expenses. As of December 31, 2022, the expected credit loss provision for the current and non-current assets were RMB600 million and RMB2 million, respectively.

i. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for credit losses should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group executes a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is probable. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluates whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances. The Group adopted ASC 326 on January 1, 2020 and has also made updates to its policies and internal controls over financial reporting as a result of adoption. Details please refer to Note 2 (h) above.

j. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. No provision of advance to suppliers was recorded for the years ended December 31, 2020, 2021 and 2022.

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no provision recorded related to these long-term contracts for each of the three years ended December 31, 2020, 2021 and 2022.

l. Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Depreciation is computed using the straight-line method over the following estimated useful lives (RMB in thousands):

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

During the year of 2020, the Group recorded full impairments of RMB94 million against its remaining solar power project in Mexico based on the Company’s estimation that it is unable to complete the grid connection before the due date of the purchase agreement with Federal Electricity Commission of Mexico. During the year of 2021, the Group recorded impairments of RMB123 million against its solar power project in Argentina which was measured based on the excess of the carrying amount over the fair value of the solar power project according to the quoted market price.

Costs capitalized in the construction of solar power plants under development will be transferred to completed solar power plants upon completion and when they are ready for intended use, which is at the point of time when the solar power plant is connected to grids and begins to generate electricity. Depreciation of the completed solar power plant held for generation of electricity revenue commences once the solar power plant is ready for intended use. Depreciation is computed using the straight-line method over the expected life of 20 years. Depreciation expenses of solar power plants were RMB53 million, RMB33 million and nil for the years ended December 31, 2020, 2021 and 2022.

The Company does not depreciate project assets when such project assets are constructed for sale upon completion. Any revenue generated from such project assets connected to the grid would be considered incidental revenue and accounted for as a reduction of the capitalized project costs for development. During the years of 2020, 2021 and 2022, electricity revenue generated from certain overseas project assets constructed for sale upon completion, with the amount of RMB8 million, nil and RMB47 million was considered as incidental revenue and accounted for as a reduction of the capitalized project costs for development.

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

The Group entered into an agreement to sell its solar power plant located in Argentina to JinkoPower in December 2021. Assets and liabilities related to the solar power plant were reclassified from project assets to assets/liabilities held for sale as of December 31, 2021. The Group sold its solar power plants in Argentina in June 2022.

The Group entered into a share purchase agreement to dispose all of its equity interest in Jiangsu Jinko-Tiansheng Co., Ltd. (“Jinko-Tiansheng”) to the Jinko-Tiansheng’s other shareholders in November 2021. The Group’s investment in Jinko-Tiansheng was reclassified from investments in affiliates to held for sale assets as of December 31, 2021.

o. Interest Capitalization

Interest expenses during the years ended December 31, 2020, 2021 and 2022 were RMB705 million, RMB879 million and RMB1,150 million, net of interest income of RMB217 million, RMB214 million and RMB589 million respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment or project assets. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the construction projects for the years ended December 31, 2020, 2021 and 2022 were RMB29 million, RMB41 million and RMB71 million, respectively.

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

With the adoption of ASU No. 2016-01 and the Update, for investments in equity securities lacking of readily determinable fair values and the ability to exercise significant influence, the Company elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. Adoption of these standards had no significant impact on the Group’s consolidated financial statements for the years ended 2020, 2021 and 2022.

The Group’s investments include equity method investments, equity securities without readily determinable fair values, equity securities applying fair value option and available-for-sale debt securities.

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

Fair value option election is made on an instrument-by-instrument basis and equity securities applying fair value option is reported at fair value with changes in fair value recognized in earnings.

Equity investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. The Group reviews several factors to determine whether an impairment is recognized. These factors include, but are not limited to, the: (1) nature of the investment; (2) cause and duration of the impairment; (3) extent to which fair value is less than cost; (4) financial conditions and near term prospects of the issuers; and (5) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value.

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held to maturity debt securities and are stated at amortized cost. The Company classified its investments in debt securities, other than the held to maturity debt securities, as available-for-sale securities. Available-for-sale debt securities are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in “Accumulated other comprehensive loss” in the consolidated balance sheets. If the amortized cost basis of an available-for-sale security exceeds its fair value and if the Company has the intention to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis, an impairment is recognized in the consolidated statements of operations. If the Company does not have the intention to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of the amortized cost basis and the Company determines that the decline in fair value below the amortized cost basis of an available-for-sale security is entirely or partially due to credit-related factors, the credit loss is measured and recognized as an allowance for credit losses in the consolidated statements of operations. The allowance is measured as the amount by which the debt security’s amortized cost basis exceeds the Company’s best estimate of the present value of cash flows expected to be collected.

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

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts have been completed before the adoption date, and as the company has elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, with the amount of RMB29 million, RMB3 million and RMB0.4 million in 2020, 2021 and 2022.

The total amounts of retainage that were not recognized as revenue were RMB27 million, RMB24 million and RMB23 million as of December 31, 2020, 2021 and 2022, respectively.

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

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2020, 2021 and 2022, no incremental cost was capitalized as assets.

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

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was RMB40 million, RMB31 million and nil for years ended December 31, 2020, 2021 and 2022, respectively.

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

Management applied significant judgements in estimating the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. Based on the actual claims incurred during the past years which appears to be consistent with the market practice, the Group projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Group’s actual claims experience in the historical periods as well as management’s current best estimation, the Group believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Group, as opposed to the current and past spot prices. For the years ended December 31, 2020 and 2021, due to the decrease in average selling price of solar modules, the Group reversed previous years’ recorded warranty liability of RMB124 million and RMB104 million, with a corresponding decrease to selling and marketing expenses, respectively. For the year ended December 31, 2022, due to the rising in average selling price of solar modules, the Group increased previous years’ recorded warranty liability of RMB75 million, with a corresponding increase to selling and marketing expenses in 2022.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs–non-current, respectively, which reflect the Group’s estimation of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2020, 2021 and 2022, warranty costs accrued for the modules delivered in the periods before the increase/reversal due to updated project replacement cost were RMB363 million, RMB390 million and RMB773 million, respectively. The utilization of the warranty accruals for the years ended December 31, 2020, 2021 and 2022 were RMB99 million, RMB171 million and RMB212 million, respectively. Utilization of warranty accruals in 2020 and 2022 was mainly due to sporadic customer claims with accumulation of the Group’s solar module shipment. Utilization of warranty accruals in 2021 was mainly due to extreme climatic conditions in Europe.

Movement of accrued warranty cost

The following table summarizes the movement of accrued warranty cost (RMB in thousands):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
At beginning of year	751,440	892,131	1,007,805
Additions	363,159	390,238	773,498
Utilization	(98,526)	(170,776)	(212,130)
Accrue (reversal) to selling and marketing expense	(123,942)	(103,788)	74,802
At end of year	892,131	1,007,805	1,643,975

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

In previous years, the Company incurred additional warranty costs due to the defects in a specific batch of raw materials provided by a supplier. The Company appealed against the supplier for the defects and obtained the final judgement from the court in September 2020, pursuant to which the Company shall be compensated by the supplier with the amount of RMB83 million by offsetting the Company’s payables due to such supplier. Given that, the Company reversed warranty expenses in the third quarter of 2020 with a corresponding reduction in accounts payables.

aa. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB1,631 million, RMB2,048 million and RMB5,161 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. As of December 31, 2021 and 2022, there were no uncertain tax positions.

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term, available-for-sale securities and long-term investments, accounts and notes receivable, foreign exchange forward contract receivables other receivables, prepayments and other current assets, call option, foreign exchange option, accounts and notes payable, other payables and accruals, foreign exchange forward contract payables, guarantee liabilities, lease liabilities, short-term borrowings, long-term borrowings, long-term payables, convertible senior notes and interest rate swap.

The foreign exchange forward contracts receivable and payable, call option, foreign exchange options, interest rate swap, equity securities applying fair value option, available-for-sale debt securities and convertible senior notes are measured at fair value (Note 29). The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those equity investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

ag. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2020, 2021 and 2022, the Group received financial subsidies of RMB192 million, RMB466 million and RMB1,089 million from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as deferred revenue which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB20 million, RMB291 million and RMB1,469 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the carrying value of deferred revenue was RMB200 million and nil, respectively.

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

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock is included in computing the subsidiary’s earnings(loss) per share data. Those per-share earnings(loss) of the subsidiary are then included in the consolidated earnings(loss) per share computations based on the consolidated group’s holding of the subsidiary’s securities.

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

ak. Other comprehensive income

Other comprehensive income is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries, the changes in fair value of interest swap cash flow hedges, fair value changes of the Company’s debt securities and changes in instrument-specific credit risk of financial liabilities using fair value option.

al. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars (“USD” or “US$”) as of and for the year ended December 31, 2022 are solely for the convenience of readers and were calculated at the rate of RMB6.8972 to USD1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2022, or at any other rate.

am. Recent accounting pronouncements

New Accounting Standards Adopted

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. We adopted this update in the first quarter of 2022 and the adoption did not have a material effect on our consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40),” which removes certain separation models for convertible debt instruments and convertible preferred stock that require the separation of a convertible debt instrument into a debt component and an equity or derivative component. The ASU also expands disclosure requirements for convertible instruments and simplifies areas of the guidance for diluted earnings-per-share calculations that are impacted by the amendments. The standard is effective for interim and annual periods beginning after December 15, 2021, with early adoption permitted. We adopted this update in the first quarter of 2022 and the adoption did not have a material effect on our consolidated financial statements.

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. We adopted this update in the first quarter of 2022 and the adoption did not have a material effect on our consolidated financial statements.

New Accounting Standards Not Yet Adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this Update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. We will adopt this update in the first quarter of 2023 and we are currently evaluating the impact.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. We will adopt this update in the first quarter of 2023 and we are currently evaluating the impact.

In June 2022, the FASB issued ASU 2022-02 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. We are in the process of evaluating the impact of the new guidance on our consolidated financial statements.

3.    REVENUES

The Group’s revenues for the respective periods are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Sales of solar modules	32,556,394	37,737,383	80,224,354
Sales of solar projects	1,197,713	—	31,400
Sales of silicon wafers	452,141	1,152,055	466,553
Sales of solar cells	344,510	606,582	1,024,114
Sales of other solar materials	478,184	1,043,760	1,380,875
Processing service fees	—	186,045	—
Revenue from generated electricity	100,517	100,696	—
Total	35,129,459	40,826,521	83,127,296

In March 2020, the Company sold two solar power plants in Mexico, that were constructed with an intent to sell, with a combined capacity of 155 MW to an independent third party, and recognized sales of solar projects with the amount of RMB1,198 million.

In December 2022, the Company received contingent receivables payments in cash related to the sales of these two solar projects and recognized revenue of RMB31 million.

During the years of 2020, 2021 and 2022, electricity revenue generated from certain overseas project assets constructed for sale upon completion, with the amount of RMB8 million, nil and RMB47 million was considered as incidental revenue and accounted for as a reduction of the capitalized project costs for development.

The following table summarizes the Group’s net revenues generated in respective region (RMB in thousands):

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	6,370,975	10,134,888	34,839,410
North America	10,098,116	6,621,799	3,727,493
Europe	4,644,487	7,481,581	19,637,777
Asia Pacific	9,603,211	10,239,162	11,274,447
Rest of the world	4,412,670	6,349,091	13,648,169
Total	35,129,459	40,826,521	83,127,296

4.    INTEREST EXPENSES, NET

Components of interest expenses, net are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Interest expenses	705,159	878,908	1,150,128
Less: Interest capitalization	(29,307)	(40,588)	(70,719)
Less: Interest income	(216,618)	(214,291)	(588,706)
Total	459,234	624,029	490,703

5.    OTHER INCOME, NET

Components of other income, net are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Guarantee income	14,687	6,365	—
Donations	(12,395)	(4,454)	(6,824)
Disposal of Tiansheng	—	—	12,474
Disposal of solar power project in Argentina	—	—	1,758
Others	—	—	(5,837)
Total	2,292	1,911	1,571

(a)	Since 2016, the Group issued debt payment guarantees and redemption guarantees in favor of JinkoPower, a related party (Note 26). The guarantee liability which corresponds with the guarantee fees received is being amortized in straight line during the guarantee period from 1 to 16 years based on the life of the outstanding guaranteed bank loans by recognizing a credit to other income. In 2022, the Group and JinkoPower entered into an agreement to cancel the debt payment guarantees and redemption guarantees in favor of JinkoPower. Hence, no guarantte income was recognized for the year ended December 31, 2022.
(b)	The Group entered into a share purchase agreement to dispose all of its equity interests in Jinko-Tiansheng to Jinko-Tiansheng’s other shareholders in November 2021. The disposition was consummated in 2022 with a gain of RMB12 million recognized.
(c)	In December 2021, the Group entered into an agreement to sell the solar power plant in Argentina to JinkoPower, a related party. Disposition of the solar power plant was consummated in June 2022 with a gain of RMB2 million recognized.

6.    TAXATION

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries in Cayman Islands are not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed. 10% withholding income tax is levied on the guarantee payment from JinkoPower (Note 26).

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

Jiangxi Jinko, Zhejiang Jinko, Haining Jinko, Jinko Yiwu, Shangrao Jinko and Zhejiang New Materials were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Zhejiang Jinko has successfully renewed this qualification for 2021, 2022 and 2023. Jiangxi Jinko and Haining Jinko have successfully renewed this qualification for 2022, 2023 and 2024. Jinko Yiwu was designated by the relevant local authorities as a “High and New Technology Enterprise” in 2021, and will enjoy the preferential tax rate of 15% in 2022 and 2023. Shangrao Jinko and Zhejiang New Materials were designated by the relevant local authorities as a “High and New Technology Enterprise” in 2022, and will enjoy the preferential tax rate of 15% in 2023 and 2024. Xinjiang Jinko was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% till 2030. It was also designated by the relevant local authorities as a “High and New Technology Enterprise” in 2020, and was subject to the preferential tax rate of 15% in 2021 and 2022. Jinko Leshan, Jinko Sichuan, Jinko Qinghai and Jinko Chuxiong was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and was subject to a preferential tax rate of 15% till 2030.

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

Since Jiangxi Jinko’s initial pubic offering in 2022 (Note 24), the Group provided withholding income tax for the earnings of Jiangxi Jinko, which are expected to be distributed in the future based on its distribution plan. As of December 31, 2022, the Group recognised deferred tax liabilities of RMB52 million, related to the cumulative undistributed earnings of Jiangxi Jinko.

The cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB3,879 million, RMB4,928 million and RMB6,635 million as of December 31, 2020, 2021 and 2022 respectively, and the amount of the unrecognized deferred tax liability, calculated based on the 10% rate, on the indefinitely reinvested earnings was RMB388 million, RMB493 million and RMB663 million as of December 31, 2020, 2021, 2022 respectively.

Hong Kong

The Company’s subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 37.6%.

Korea

Jinko Korea is incorporated in Korea and is subject to corporate income tax at 22% in 2021 and 10% in 2022.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 11.6% in 2020, 9.57% in 2021 and 10% in 2022.

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

Composition of Income Tax Expense

Income/(loss) before income taxes for the years ended December 31, 2020, 2021 and 2022 were taxed within the following jurisdictions (RMB in thousands):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cayman Islands	(784,811)	199,956	(639,136)
PRC	444,368	1,120,667	2,743,467
Other countries	906,815	(230,720)	(127,622)
Income before income taxes	566,372	1,089,903	1,976,709

For the year ended December 31, 2022, loss before income taxes of Cayman Islands subsidiaries was mainly due to the charge of share-based compensation expenses. Increase in the income before taxes of PRC subsidiaries was mainly attributable to the higher profits generated by the Group’s subsidiaries in the PRC.

The current and deferred positions of income tax expense included in the consolidated statement of operations for the years ended December 31, 2020, 2021 and 2022 are as follows (RMB in thousands):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax (expenses)/benefits
PRC	26,473	(280,877)	(867,937)
Other countries	(110,726)	(175,633)	(58,014)
Total current income tax expenses	(84,253)	(456,510)	(925,951)
Deferred tax (expenses)/benefits
PRC	(7,436)	77,741	457,266
Other countries	(86,722)	184,629	(136,593)
Total deferred tax (expenses)/benefits	(94,158)	262,370	320,673
Income tax expenses, net	(178,411)	(194,140)	(605,278)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate of 25% and the Company’s effective tax rate from continuing operations is as follows:

	For the year ended December 31,
	2020	2021	2022
	%	%	%
Statutory CIT rate	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	0.1	0.1	3.2
—Change in fair value of convertible senior notes and call options	32.0	(4.4)	0.2
—Accrued payroll and welfare expenses	0.4	0.1	0.1
—Change of enacted tax rate	(7.2)	2.1	1.6
—Other non-deductible expenses including tax preferences	(6.6)	(1.8)	3.4
Difference in tax rate of subsidiaries outside the PRC	(3.1)	2.2	3.9
Effect of tax holiday for subsidiaries	(7.8)	(12.9)	(12.1)
Change in valuation allowance	(1.3)	7.4	5.3
Effective tax rate	31.5	17.8	30.6

Other tax preferences in 2020, 2021 and 2022 was mainly due to the additional income tax deduction amounting of RMB83 million, RMB74 million and RMB107 million for R&D costs approved by local tax bureau in the second quarter of 2020, 2021 and 2022, respectively.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows (RMB in thousands, except for per share data):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
The aggregate amount of effect*	44,191	140,235	239,268
Per share effect—basic	0.25	0.74	1.21
Per share effect—diluted **	0.25	0.68	1.19

* Increase of the aggregated amount of effect in 2022 was mainly attributable to more profit generated by the Group’s PRC subsidiaries with preferential tax rates.

**Due to the dilutive impact of call option in 2020, the denominator for diluted earnings per share is less than that for the basic earnings per share (Note 20). Therefore, the Company used the basic denominator for both of the basic and diluted effect to calculate above per share effect of tax holidays in 2020.

Significant components of deferred tax assets/liability (RMB in thousands)

	As of December 31,
	2021	2022
	RMB	RMB
Net operating losses	473,367	529,522
Accrued warranty costs	216,938	373,064
Provision for inventories, accounts receivable, other receivable	101,595	230,019
Timing difference for subsidiary income	15,235	166,857
Other temporary differences	24,953	69,183
Impairment for property, plant and equipment and project assets	100,860	35,491
Total deferred tax assets	932,948	1,404,136
Less: Valuation allowance	(217,124)	(243,141)
Less: Deferred tax liabilities in the same tax jurisdiction	(344,057)	(456,751)
Deferred tax assets	371,767	704,244

Timing difference for project assets, property, plant and equipment	(375,499)	(478,515)
Timing difference for refund of countervailing duties	(144,923)	(90,864)
Deferred tax liabilities related to cumulative distributable earnings in Jiangxi Jinko	—	(52,173)
Other temporary differences	(6,638)	(30,007)
Total deferred tax liabilities	(527,060)	(651,559)
Less: Deferred tax assets in the same tax jurisdiction	344,057	456,751
Deferred tax liabilities	(183,003)	(194,808)

Movement of valuation allowance (RMB in thousands)

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
At beginning of year	(144,317)	(136,847)	(217,124)
Current year additions	(37,426)	(88,667)	(216,260)
Utilization and reversal of valuation allowances	44,896	8,390	111,296
Decrease of valuation allowances related to the disposal of a subsidiary	—	—	78,947
At end of year	(136,847)	(217,124)	(243,141)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2020, 2021 and 2022, valuation allowances of RMB137 million, RMB217 million and RMB243 million were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Due to the strong financial performance and profitable condition of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB45 million, RMB8 million and RMB111 million in 2020, 2021 and 2022.

7.    ACCOUNTS RECEIVABLE, NET — THIRD PARTIES

Components of accounts receivables, net-third parties are detailed as follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivables - current	7,794,174	17,259,003
Allowance for credit losses - current	(323,071)	(584,127)
Accounts receivable, net - current	7,471,103	16,674,876

Accounts receivables – non-current	28,186	—
Allowance for credit losses – non-current	(562)	—
Accounts receivable, net – non-current	27,624	—

As of December 31, 2021 and 2022, accounts receivable with net book value of RMB726 million and RMB1,006 million were pledged as collateral for the Group’s borrowings (Note 18).

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – current for the year ended December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
At beginning of year	318,198	293,360	323,071
Impact of adopting ASC Topic 326	(30,916)	—	—
Addition	26,581	91,948	394,285
Reversal	(20,503)	(24,213)	(114,770)
Write off	—	(38,024)	(18,459)
At end of year	293,360	323,071	584,127

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – non-current for the year ended December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
At beginning of year	—	1,139	562
Impact of adopting ASC Topic 326	—	—	—
Addition	1,139	—	—
Reversal	—	(577)	(562)
At end of year	1,139	562	—

8.    NOTES RECEIVABLE, NET – THIRD PARTIES

Components of notes receivables, net-third parties are detailed as follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Notes receivable	1,690,142	6,697,096
Provision for notes receivable	(1,040)	—
Notes receivable, net	1,689,102	6,697,096

As of December 31, 2021 and 2022, notes receivable with net book value of RMB885 million and RMB1,481 million were pledged as collateral for the issuance of bank acceptance notes.

The following table summarizes the activity in the allowance for credit losses related to notes receivable for the year ended December 31, 2020, 2021 and 2022 (RMB in thousands):

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB
At beginning of year	—	182	1,040
Impact of adopting ASC Topic 326	223	—	—
Addition	—	858	—
Reversal	(41)	—	(1,040)
At end of year	182	1,040	—

9.    ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

Advance to suppliers, net – third parties were as follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Advances to suppliers - current	1,536,155	3,271,284
Advances to suppliers – non-current	296,709	310,375
Advances to suppliers, net	1,832,864	3,581,659

As of December 31, 2021 and 2022, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

As of December 31, 2021 and 2022, non-current advances to suppliers primarily represent upfront payments for procurement of silicon materials of which related good delivery is scheduled beyond one year.

There were no provisions recorded against advances to suppliers for the years ended December 31, 2020, 2021 and 2022. The Group wrote off fully impaired balances of advances to suppliers with the amount of RMB2 million, RMB6 million and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

10.    INVENTORIES

The Company’s inventories are consisted of the follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Raw materials	3,761,045	5,499,573
Work-in-progress	2,623,044	3,237,480
Finished goods	6,868,263	8,713,231
Total	13,252,352	17,450,284

Write-down of the carrying amount of inventory to its estimated net realizable value was RMB271 million, RMB823 million and RMB1,819 million for the years ended December 31, 2020, 2021 and 2022, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than their carrying amount.

As of December 31, 2021 and 2022, inventories with net book value of RMB1,749 million and RMB2,809 million were pledged as collateral for the Group’s borrowings (Note 18).

11.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are consisted of the follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Value-added tax deductible (a)	1,705,159	1,374,909
Deposit for customer duty, bidding and others	142,442	181,371
Prepayment for income tax and deferred charges	129,931	233,744
Receivables related to disposal of land use rights and property, plant and equipment (b)	111,804	378,900
Receivables related to discount from a supplier	110,050	324,002
Prepayment of electricity and others	91,334	153,021
Prepaid insurance premium	6,675	7,281
Employee advances (c)	6,274	3,944
Refund receivable of U.S. countervailing duties and anti-dumping duties (Note 16)	—	480,535
Rental deposit and prepayment	3,606	1,643
Receivable of option exercised	1,169	—
Prepaid professional service fee	307	—
Loan receivable (d)	—	23,459
Others	131,827	136,212
Less: Allowance for credit losses	(5,521)	(8,118)
Total	2,435,057	3,290,903
(a)	Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.
(b)	Represented the receivables related to disposition of certain equipment for the purpose of upgrading manufacturing facilities and receivables related to disposition of certain land use rights.
(c)	As of December 31, 2021 and 2022, all of the employee advances were business related, interest-free, not collateralized and will be repaid or settled within one year from the respective balance sheet dates.
(d)	Represented an interest-free half-year loan of RMB23 million provided by Qinghai Jinko in 2022 to a third-party company.

The following table summarizes the activity in the allowance for credit losses related to prepayments and other current assets for the year ended December 31, 2022 (RMB in thousands):

For year ended December 31,
2022
RMB
At beginning of year	5,521
Impact of adopting ASC Topic 326	—
Addition	2,597
Reverse	—
At end of year	8,118

12.    INVESTMENTS AND AVAILABLE-FOR-SALE SECURITIES

The Group’s investments are consisted of the follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
-Debt investment

Available-for-sale securities	—	104,499

-Equity investment

Investments accounted for under the equity method	538,866	1,287,201
Equity securities without readily determinable fair values	95,000	245,000
Equity securities applying fair value option	—	178,871
Subtotal	633,866	1,711,072

Total	633,866	1,815,571

-Debt investment

Available-for-sale securities

In May 2022, the Group purchased a two-year puttable bond with an aggregated principal of RMB 100 million and annual interest of 5.5% from JinkoPower. The Group has the option to require JinkoPower to repurchase all or part of the bonds at the end of the first year in the life of the bond, and JinkoPower has the option to adjust the interest rate at the end of the first year in the life of the bond. For the year ended December 31, 2022, unrealized gain on the available-for-sale securities amounted to RMB1 million which was reported in other comprehensive income.

-Equity investment

Investments accounted for under the equity method.

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”), a subsidiary of Marubeni Corporation, to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. In April 2019, JinkoSolar made pro rata additional capital injection to SSHC with the amount of RMB295 million. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB10 million, an income of RMB62 million and an income of RMB14 million for the years ended December 31, 2020, 2021 and 2022, respectively. JinkoSolar sold modules of 32.2 MW, nil and nil and recognized revenue of RMB51 million, nil and nil on sales to the Project Company (Note 26) during the years ended December 31, 2020, 2021 and 2022, respectively. Loss amounted to RMB0.2 million, RMB1 million and RMB1 million in connection with the intercompany transactions with the Project Company was eliminated during the years ended December 31, 2020, 2021 and 2022, respectively. The Group received dividend in cash from SSHC with the amount of RMB 16 million, RMB 23 million and nil during the year of 2020, 2021 and 2022, respectively, which were recorded as reductions of the carrying amount of the investment. In January 2022, JinkoSolar made pro rata decrease of its investment in SSHC with the amount of RMB94 million, which was recorded as a reduction of the carrying amount of the investment. The carrying value of this investment was RMB 224 million and RMB 144 million as of December 31, 2021 and 2022.

On March 30, 2017, JinkoSolar signed a shareholder agreement with Yangzhou Tiansheng PV-Tech Co., Ltd., a Chinese PV enterprise, to jointly invest in and establish Jinko-Tiansheng to process and assemble PV modules as OEM manufacturer in Jiangsu province, China. JinkoSolar holds 30% equity interest in Jinko-Tiansheng and accounts for its investment using the equity method. In November 2021, the Group entered into a share purchase agreement to dispose all of its equity interest in Jinko-Tiansheng to Jinko-Tiansheng’s other shareholders. The carrying value of the Group’s investment in Jinko-Tiansheng which met recognition criteria in ASC 360-10-45-9 was reclassified as a held for sale asset as of December 31, 2021. Disposition of equity interest in Jinko-Tiansheng was closed in January 2022 and the Group recognized a gain from disposal of the equity interest with the amount of RMB13 million (Note 5). For the years ended December 31, 2020, 2021 and 2022, JinkoSolar’s share of Jinko-Tiansheng’s results of operations included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations were a loss of RMB2 million, RMB7 million and nil, respectively. Jinko-Tiansheng charged processing fee amounted to RMB27 million, RMB5 million and nil to the Company for its OEM services provided (Note 26) during the years ended December 31, 2020, 2021 and 2022, respectively. Profit/(loss) amounted to RMB3 million, RMB(4) million and nil due to the intercompany transactions with Jinko-Tiansheng was eliminated for the years ended December 31, 2020, 2021 and 2022, respectively. The carrying value of this investment was RMB9 million and RMB3 million as of December 31, 2020 and 2021, respectively. On June 18, 2021, JinkoSolar signed a shareholder agreement with Xinte Energy Co., Ltd. and JA Solar Co., Ltd to jointly invest in and establish a company named Xinte Silicon Co., Ltd. (“Xinte Silicon”) to produce polysilicon materials. JinkoSolar made capital injection in cash with the total amount of RMB315 million during the year of 2021. JinkoSolar holds 9% equity interest in Xinte Silicon. JinkoSolar can exercise significant influence on Xinte Silicon and accounts for its investment using the equity method. JinkoSolar’s share of Xinte Silicon’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB0.003 million and an income of RMB219 million for the year ended December 31, 2021 and 2022, respectively. JinkoSolar purchased polysilicon of nil and RMB825 million from Xinte Silicon during the years ended December 31, 2021 and 2022, respectively. Profit amounted to nil and RMB37 million in connection with these transactions with Xinte Silicon was eliminated for the years ended December 31, 2021 and 2022, respectively. The carrying value of this investment was RMB315 million and RMB534 million as of December 31, 2021 and 2022.

On November 3, 2021, JinkoSolar signed a shareholder agreement with Beijing Jingyuntong Technology Co., Ltd. and Sichuan Yongxiang Co., Ltd to jointly invest in and establish a company named Sichuan Yongxiang Technology Co., Ltd. (“Sichuan Yongxiang”) to produce polysilicon materials. JinkoSolar made capital injection in cash with the total amount RMB 450 million in 2022 and holds 15% equity interest in Sichuan Yongxiang. JinkoSolar can exercise significant influence on Sichuan Yongxiang and accounts for its investment using the equity method. JinkoSolar’s share of Sichuan Yongxiang’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB1 million for the year ended December 31, 2022. The carrying value of this investment was RMB449 million as of December 31, 2022.

In July 2022, JinkoSolar established a fully owned subsidiary named as Shangrao Jinko Green Energy Technology Development Co., Ltd. (“Shangrao Lvneng”). JinkoSolar made capital injection in cash with the total amount of RMB50 million in July 2022. In November 2022, two third-party investors made capital injections into Shangrao Lvneng in cash with the total amount of RMB330 million (each paid RMB165 million) and JinkoSolar made additional capital injections in cash with the amount of RMB115 million.After these capital injections, JinkoSolar owns 33.33% equity interests and loses control of Shangrao Lvneng. A gain from disposal of Shangrao Lvneng subsidiary of RMB2 million was recognized because of the disposition. After the disposition, JinkoSolar can exercise significant influence on Shangro Lvneng and accounts for its investment using the equity method. JinkoSolar’s share of Shangrao Lvneng’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB4 million for the year ended December 31, 2022. The carrying value of this investment was RMB160 million as of December 31, 2022.

Equity securities without readily determinable fair values

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

In November 2022, the Group made capital injection in cash with the amount of RMB150 million in Aiswei Technology Co., Ltd . (“Aiswei”), a company in Shanghai, China, and owns 2.9126% equity interests. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments.

There was no re-measurement gain or loss being recognized in connection with equity investments accounted for using the measurement alternative for the years ended December 31, 2020, 2021 and 2022.

Equity securities applying fair value option

In June, 2022, the Group made capital injection in cash with the amount of RMB77 million in Zhejiang Xiangbang Technology Co., Ltd . (“Zhejiang Xiangbang”), a company in Hangzhou, China, and owns 2.98% equity interests. The Group irrevocably elected fair value option to initially and subsequently measure the investment in Xiangbang in its entirety at fair value with changes in fair value recognized in earnings The Group recorded change in fair value of its investment in Zhejiang Xiangbang with the amount of RMB102 million for the year ended December 31, 2022.

13.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Buildings	6,875,072	12,655,905
Machinery and equipment	14,199,961	22,435,247
Motor vehicles	71,837	114,936
Furniture, fixture and office equipment	1,408,296	1,995,407
	22,555,166	37,201,495
Less: Accumulated depreciation	(5,232,342)	(6,462,379)
Subtotal	17,322,824	30,739,116
Construction in progress	2,647,070	1,550,972
Property, plant and equipment, net	19,969,894	32,290,088

Depreciation expenses were RMB1,161 million, RMB1,604 million and RMB2,585 million for the years ended December 31, 2020, 2021 and 2022, respectively.

For the years ended December 31, 2020, 2021 and 2022, the Group disposed certain equipment with the net book value amounting of RMB610 million, RMB390 million and RMB1,118 million and recognized related disposal loss amounted to RMB428 million, RMB350 million and RMB249 million respectively. Increase in disposal loss on property, plant and equipment was mainly due to the automation upgrade of the Group.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Significant increase of property, plant and equipment during the year ended December 31, 2022 was attributable to the expansion of manufacturing capacity and automation upgrade of the Group.

For the years ended December 31, 2020, 2021 and 2022, the Group recorded impairments of RMB20 million, RMB150 million and RMB374 million related to the retirement of certain equipment in production lines that had become obsolete due to automation upgrade of the Group.

As of December 31, 2021 and 2022, certain property, plant and equipment with net book value amounting of RMB4,115 million and RMB5,210 million were pledged as collateral for the Group’s borrowings (Note 18).

As of December 31, 2021 and 2022, certain property, plant and equipment with net book value of RMB105 million and nil were pledged as collateral for the issuance of bank acceptance notes.

14.    LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC (RMB in thousands).

	As of December 31,
	2021	2022
	RMB	RMB
Land use rights	1,196,668	1,535,556
Less: accumulated amortization	(106,611)	(104,132)
Land use rights, net	1,090,057	1,431,424

Amortization expense was RMB12 million, RMB18 million and RMB27 million for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, estimated amortization expense in each of the next five years is RMB30 million.

As of December 31, 2021 and 2022, certain land use rights with net book value of RMB110 million and RMB169 million were pledged as collateral for the Company’s borrowings (Note 18).

As of December 31, 2021 and 2022, certain land use rights with net book value of RMB15 million and nil were pledged as collateral for the issuance of bank acceptance notes.

15.    INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Trademark	1,581	1,230
Computer software	94,712	135,218
Less: accumulated amortization	(40,809)	(56,848)
Intangible assets, net	55,484	79,600

Amortization expense was RMB10 million, RMB12 million and RMB17 million for the years ended December 31, 2020, 2021 and 2022, respectively.

16.    OTHER ASSETS – THIRD PARTIES

Other assets are consisted of the follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Prepayments for purchase of property, plant and equipment	1,859,173	1,162,351
Refund receivable of U.S. countervailing duties and anti-dumping duties	580,058	—
Deposit for rent and others	175,297	131,611
Prepayment for warranty insurance premium	111,537	114,088
Prepayment of income tax attributable to intercompany transactions	16,159	15,474
Less: Allowance for credit losses	(3,064)	(1,855)
Total	2,739,160	1,421,669

During the year of 2018, the U.S. Department of Commerce (“DOC”) issued the amended final results of its fourth administrative review on the counter-veiling duties (“CVD”) imposed on the crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. As a result, the Group’s CVD rate was updated to be 10.64% from 20.94%, covering the period from January 1, 2015 to December 31, 2015, and all future exports to the US starting from July 2018 (“CVD AR4”). Pursuant to the final results of fourth administrative review, the Group recorded a reversal of costs of revenues and recognized refundable deposits due from the U.S. Customs with the amount of USD31 million (RMB210 million), representing the difference between the amended rate and the previous rate during the period from January 1, 2015 to December 31, 2015. During the year of 2020, CVD rate was further amended to be 4.22%. The Group recorded a reversal of costs of revenues and refundable deposits with the amount of USD25 million (RMB164 million) based on the difference between the amended rate and the previous rate. In November 2022, due to the acceleration of cash liquidation procedures in relation to the CVD AR4, the Group received CVD AR4 refunds with the amount of USD 69 million (RMB 499 million) from the U.S. Customs, including principal amount of USD 56 million (RMB 400 million) and interests of USD 14 million (RMB 100 million).

During the year of 2019, the DOC issued its final results of the fifth administrative review, the Group’s CVD rate was finalized to be 12.70% from 20.94%, covering the period from January 1, 2016 to December 31, 2016, and all future exports to the US starting from August 2019 (“CVD AR5”). Pursuant to the final results of fifth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD37 million (RMB260 million) on an amortized cost basis based on its best estimation of related liquidation. In May 2022, CVD rate was further amended to be 5.86%. The Group recorded a reversal of costs of sales and refundable deposits with the amount of USD33 million (RMB 226 million) based on the difference between the amended rate and the previous rate. Subsequently in January 2023, due to the acceleration of cash liquidation procedures in relation to the CVD AR5, the Group received CVD AR5 refunds with the amount of USD 87 million (RMB 593 million) from the U.S. Customs, including principal amount of USD 70 million (RMB 477 million) and interests of USD 17 million (RMB 116 million). Hence, the Group reclassified the CVD AR5 receivables from “Other assets-third parties” to “Prepayments and other current assets” as of December 31, 2022 (Note 11).

During the year of 2020, the U.S. Department of Commerce issued its final results of the sixth administrative review, and the finalized CVD rate applicable to the Group was 12.67%, which was initially 20.94%, covering the period from January 1, 2017 to December 31, 2017, and all future exports to the United States starting from December 2020 (“CVD AR6”). Pursuant to the final results of sixth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD0.4 million (RMB3 million) under “other assets - third parties” on an amortized cost basis based on its best estimation of related liquidation. During the year of 2021, CVD rate was further amended to be 11.97%. The Group recorded a reversal of costs of sales and refundable deposits with the amount of USD0.04 million (RMB0.23 million) based on the difference between the amended rate and the previous rate. As of December 31, 2022, in light of the acceleration of liquidation of the refundable deposits, based on its latest communication from the DOC and best estimation, the Group considered the CVD AR6 receivables can be collected within the next 12 months and therefore reclassified the receivables from “Other assets-third parties” to “Prepayments and other current assets” (Note 11).

The following table summarizes the activity in the allowance for credit losses related to deposits for the year ended December 31, 2022(RMB in thousands):

For the year ended December 31,
2022
RMB
At beginning of year	3,064
Impact of adopting ASC Topic 326	—
Addition	—
Reversal	(1,209)
Writeoff	—
At end of year	1,855

17.    OTHER PAYABLES AND ACCRUALS

Other payables and accruals are consisted of the follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Payables for purchase of property, plant and equipment	3,073,625	6,412,134
Freight payables	858,027	1,359,813
Accrued utilities, rentals and interest	424,436	629,977
Customs duties	157,655	147,759
Accrued warranty cost	149,164	221,699
Value-added tax and other tax payables	74,784	329,078
Commission payables	24,861	13,587
Contracted labor fees	24,392	20,015
Accrued professional service fees	19,739	34,110
Insurance premium payables	6,839	1,853
Others	30,562	44,359
Total	4,844,084	9,214,384

18.    BORROWINGS

(a)   Short-term borrowings

Components of short-term borrowings as of December 31, 2021 and 2022 were as follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Short-term borrowings	11,967,827	10,316,714
Long-term borrowings—current portion	1,371,540	2,102,456
Total short-term borrowings	13,339,367	12,419,170

The short-term borrowings outstanding as of December 31, 2021 and December 31, 2022 carried a weighted average interest rate of 3.28% and 3.10% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2022 were borrowings of RMB2,186 million, RMB120 million, and RMB1,002 million which are denominated and repayable in EUR, JPY and USD, respectively.

Details of the Group’s short-term borrowings as of December 31, 2022 are (RMB in thousands):

Type of loan	As of December 31, 2022	Guarantee/Collateral
Credit loan	4,055,137		a)
Letter of credit loan	2,792,460		a)
	256,313	Guaranteed by JinkoSolar Holding	b)
	167,000	Guaranteed by JinkoSolar Holding and certain shareholders of the Group	b)
Guaranteed by subsidiaries	50,000	Guaranteed by Jiangxi Jinko and certain shareholders of the Group	b)
of the Group and third parties	1,942,835	Guaranteed by Jiangxi Jinko	b)
and/or collateralized on the	1,329,716	Guaranteed by Zhejiang Jinko	b)
Group’s assets	20,197	Guaranteed by Agricultural Bank of China Shangrao Guangxin Branch	b)
	25,312	Guaranteed by China Export & Credit Insurance Corporation	b)
	1,132,645	Financings associated with failed sale-lease back transactions	c)
	647,555	Guaranteed and collateralized on buildings, equipment and other assets of the Group and shareholders of the Group	d)
Total	12,419,170

a)	As of December 31, 2022, the Group had short-term bank borrowings of RMB4,055 million credit loans, and RMB2,792 million letter of credit loans. The remaining short-term bank borrowings of RMB4,439 million were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:

b)	Borrowings of RMB256 million guaranteed by JinkoSolar Holding, RMB167 million guaranteed by JinkoSolar Holding and certain shareholders of the Group, RMB50 million guaranteed by Jiangxi Jinko and certain shareholders of the Group, RMB1,943 million guaranteed by Jiangxi Jinko, RMB1,330 million guaranteed by Zhejiang Jinko, RMB20 million guranteed by Agricultural Bank of China Shangrao Guangxin Branch, and RMB25 million guranteed by China Export & Credit Insurance Corporation, respectively.
c)	As of December 31, 2022, the Group recorded financings associated with failed sale-lease back transactions with the amount of RMB1,463 million under long-term borrowings, and RMB1,133 million as current portion (Note 18).
d)	RMB120 million collateralized on the account receivables and inventories of the Group, RMB528 million collateralized on the Group’s certain building and equipment, including RMB329 million which were also collateralized on the Group’s certain land use rights, RMB95 million were also collateralized on the Group’s certain land use rights and inventories.

In addition, included in these borrowings there were borrowings of RMB120 million guaranteed by Jinkosolar Holding, RMB100 million guaranteed by JinkoSolar Holding and Zhejiang Jinko, and RMB288 million guaranteed by Jiangxi Jinko.

The net book value of the total collateralized accounts receivables, land use right, building, equipment, inventories was RMB1,006 million, RMB169 million, RMB1,102 million, RMB4,108 million and RMB2,809 million, respectively as of December 31, 2022.

(b)   Long-term borrowings

Components of short-term borrowings as of December 31, 2021 and 2022 were as follows (RMB in thousands):

	As of December 31,
	2021	2022
	RMB	RMB
Long-term bank borrowings	590,013	3,329,075
Long-term financings associated with failed sale-leaseback transactions	2,756,452	2,595,686
Other long-term borrowings	7,921,530	9,200,490
Less: Current portion of long-term borrowings	(99,256)	(969,811)
Less: Current portion of financings associated with failed sale-leaseback transactions	(1,272,284)	(1,132,645)
Total long-term borrowings	9,896,455	13,022,795

Future principal repayments on the long-term borrowings are as follows (RMB in thousands):

Year ending December 31,	RMB
Year ended December 31
2023	3,862,228
2024	2,875,790
2025	5,085,899
2026	2,110,558
2027	625,033
Thereafter	565,743
Total	15,125,251

1)    Long-term bank borrowings

In 2021, the Group entered into a 3-year loan agreement with Deutsche Bank Co.,LTD. for a principle amount of USD12 million (RMB75 million) with the interest rate of 1.92%, which was repayable from March 2022 to December 2024. As of December 31, 2022, the total outstanding balances amounted to RMB55 million, including RMB27 million (USD4 million) due in December 2023.

In 2021, the Group entered into two separate 5-year loan agreements with Industrial Bank Co.,LTD. for a principle amount of RMB100 million and RMB19 million with the interest rate of 5.30% and 5.30%, respectively, which were repayable from December 2021 to December 2026. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2021 and 2022, the total outstanding balances amounted to RMB119 million and RMB81 million, respectively, including RMB5 million due in December 2022, which was repaid in 2022 and RMB18 million due in December 2023.

In 2022, the Group entered into a 5-year loan agreement with Industrial Bank Co.,LTD. for a principle amount of RMB190 million with the interest rate of 4.3%, which is repayable from September 2022 to March 2027. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB190 million, including RMB27 million due in March 2023.

In 2022, the Group entered into a 2-year loan agreement with Bank of Communications for a principle amount of RMB100 million with the interest rate of 3.65%, which is due and payable in July 2024. The borrowing was guaranteed by Jinko Sichuan, Jinko Chuxiong and Jinko Shangrao and collateralized on the Group’s certain equipment with the net book value of RMB110 million. As of December 31, 2022, the total outstanding balances amounted to RMB100 million.

In 2022, the Group entered into a 2-year loan agreement with the Export-Import Bank of China for a principle amount of RMB817 million (EUR110 million) and RMB208 million (EUR28 million) with the interest rate of 2.10% and 2.70%, which is due and payable in October 2023 and September 2024, respectively.

In 2022, the Group entered into a 3-year loan agreement with Industrial Bank CO. LTD for a principle amount of RMB150 million with the interest rate of 4.1%, which is due and payable from September 2022 to March 2025. As of Decemeber 31, 2022, the outstanding balances amounted to RMB149 million.

In 2022, the Group entered into a 7-year revolving loan facility agreement with a financial consortium constitued by Agricultural Bank of China, China Construction Bank, China CITIC Bank and China Everbright bank CO., ltd in an aggregate principle amount not exceeding RMB2.4 billion. Borrowings drawn down from the loan facility were guaranteed by Jiangxi Jinko. As of December 31, 2022, the Group drew down borrowings from the bank facility with the amount of RMB397 million with the interest rate of 4.1% which were repayable from November 2022 to Febrary 2029. As of December 31, 2022, the total outstanding balances amounted to RMB397 million, including RMB27 million due in June 2023.

In 2022, the Group entered into a 7-year loan agreement with Industrial Bank Co.,LTD. for a principle amount of RMB31 million with the interest rate of 3.95%, which was repayable in December 2029. The borrowing was guaranteed by Jiangxi Jinko.

In 2022, the Group entered into a 3-year loan agreement with China Everbright bank CO., ltd. for a principle amount of RMB240 million with the interest rate of 4%, which was repayable in March 2025. The borrowing was guaranteed by Jiangxi Jinko. As of Decemeber 31, 2022, the outstanding balances amounted to RMB240 million.

In 2022, the Group entered into a 3-year loan agreement with Bank of Shanghai Co.,Ltd. for a principle amount of RMB100 million with the interest rate of 3.65%. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB100 million, including RMB10 million due in September 2023.

In 2022, the Group entered into a 3-year loan agreement with China Construction Bank for a principle amount of RMB80 million with the interest rate of 4.10%, which is due and payable in June 2025.

In 2022, the Group entered into a 3-year loan agreement with Industrial Bank Co.,LTD. for a principle amount of RMB100 million, RMB100 million and RMB200 million with the interest rate of 4.1%, which is due and payable from September 2022 to March 2025. As of Decemeber 31, 2022, the outstanding balances amounted to RMB400 million, including RMB0.06 million due on Decemeber 31, 2023. The borrowing was guaranteed by Jiangxi Jinko and collateralized on the Group’s certain land use rights and buildings with the net book value of RMB38 million and RMB366 million, respectively.

In 2022, the Group entered into a 3-year loan agreement with China Everbright Bank for a principle amount of RMB50 million with the interest rate of 3.65%, which is due and payable from April 2023 to March 2024. The borrowing was guaranteed by Jianxi Jinko. As of Decemeber 31, 2022, the outstanding balances amounted to RMB50 million, including RMB0.5 million due in October 2023.

In 2022, the Group entered into a 3-year loan agreement with Hua Xia Bank for a principle amount of RMB70 million with the interest rate of 3.40%, which is repayable from March 2023 to in October 2025. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB70 million, including RMB10 million due in September 2023.

In 2022, the Group entered into a 5-year loan agreement with Fudian Bank. for a principle amount of RMB17 million with the interest rate of 5.10%, which were repayable from December 2022 to March 2027. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB16 million, including RMB3 million due in December 2023.

In 2022, the Group entered into three separate 5-year loan agreements with Industrial Bank Co.,LTD. for a principle amount of RMB25 million,RMB92 million and RMB21 million with the interest rate of 4.80%,4.60% and 4.60%, respectively, which were repayable from December 2022 to December 2028. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB138 million, including RMB26 million due in December 2023.

In 2022, the Group entered into a 2-year loan agreement with China Everbright Bank. for a principle amount of RMB50 million with the interest rate of 3.5%,which was due and payable in March 2024. The borrowing was guaranteed by Jiangxi Jinko.

In 2022, the Group entered into a 4-year loan agreement with China CITIC Bank. for a principle amount of RMB164 million with the interest rate of 3.65%, which was due and payable from November 2023 to May 2026. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB160 million, including RMB4 million due in November 2023.

The long-term borrowings contain covenants including, among others, those related to certain financial metrics, liens, consolidation, merger and sale of the Group’s assets. The Group is in compliance with all of the loan covenants as of December 31, 2021 and 2022.

2)    Financings associated with failed sale-leaseback transactions

During the year ended December 31, 2021 and 2022, the Group sold certain machinery and equipment with total carrying amount of RMB2,630 million and RMB1,761 million to certain third parties (the “purchaser-lessors”) for a total consideration of RMB3,334 million and RMB1,768 million and simultaneously entered into contracts to lease back these assets from the purchaser-lessors for periods from one to six years. Pursuant to the terms of the contracts, the Group is required to pay to the purchaser-lessors quarterly lease payment over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the fair value of these equipment upon expiration of leasing period is most likely to be much higher than the repurchase price. Therefore, these lease transactions do not qualify as sale-leaseback transaction. Accordingly, the Group identified the transactions as financing arrangements and recorded as borrowings. As of December 31, 2022, the Group recorded RMB2,596 million under long-term borrowings, including RMB1,133 million as current portion.

3)    Other long-term borrowings

In the February 2018, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with an aggregate amount of RMB1.3 billion had been made by the non-controlling shareholders through December 31, 2021. The Group controls and consolidates such entity in its financial statements. In October 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Sichuan and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 30% equity interests (the non-controlling interest) held by the government background funds upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB997 million was derecognized, and the new loan liabilities was recorded at fair value of RMB1,114 million, with the difference recorded against additional paid-in-capital. In addition, in July, September and October 2021, the Jinko Sichuan received capital injection with the amount of RMB100 million, RMB150 million and RMB50 million from government background funds which bear a fixed annual return of 5.18%, and shall be repaid upon the fifth anniversary of the capital injection date. The Group recorded such capital injection as long-term borrowings. As of December 31, 2021 and 2022, the total outstanding balances amounted to RMB1,560 million and RMB1,633 million, respectively.

In the second and third quarter of 2018, government background companies made capital injection with the amounted of RMB517 million into Haining Jinko. In the third quarter of 2019, to support developments of local enterprise, government background funds of Zhejiang province made investment into Haining Jinko as capital injections through limited partnership established together with Zhejiang Jinko. The total capital injection received from government funds in the year of 2019 amounted to RMB846 million. In the fourth quarter of 2020, the Group entered into supplementary investments agreement with government background funds, pursuant to which the government background funds will no longer participate in any business decision of Haining Jinko and enjoys fixed annual return within the range from 4.75% to 5.23% on their capital injections respectively. Additionally, the Group shall repurchase all the equity interests (the non-controlling interest) held by the government background funds upon the fifth or sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB1,164 million was derecognized, and the new loan liabilities was recorded at fair value of RMB1,193 million with the difference recorded against additional paid-in-capital. As of December 31, 2021 and 2022, the total outstanding balances amounted to RMB1,096 million and RMB1,099 million respectively.

In the September 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB765 million had been made by the non-controlling shareholders through December 31, 2020. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Yiwu and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background funds upon the fifth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB779 million was derecognized, and the new loan liabilities was recorded at fair value of RMB818 million, with the difference recorded against additional paid-in-capital. As of December 31, 2021 and 2022, the total outstanding balances amounted to RMB757 million and RMB754 million, respectively.

In the December 2019, Jiangxi Jinko, together with a government background fund, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB1.1 billion had been made by the non-controlling shareholder through December 31, 2022. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background fund, pursuant to which the government background fund will no longer participates in any business decision of Jinko Chuzhou and enjoys a fixed annual return of 4.35% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background fund upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background fund. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB859 million was derecognized, and the new loan liabilities was recorded at fair value of RMB846 million, with the difference recorded against additional paid-in-capital. In July and September 2021, Jinko Chuzhou received two 5-year loans with the amount of RMB150 million and RMB100 million from the government background fund which both bear a fixed annual return of 4.35%. As of December 31, 2021 and 2022, the total outstanding balances amounted to RMB1,025 million and RMB701 million, respectively.

In September and October 2021, Rui Xu entered into two 5-year loan agreements with a government background company with the principle amount of RMB20 million and RMB20 million and the interest rate of 5.05% and 5.05%, respectively. As of December 31, 2022, the total outstanding balances amounted to RMB40 million.

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

In January 2021, Jinko Shangrao received a 5-year loan with the amount of RMB98 million from the government background fund which bears a fixed annual return of 4.9%. In June 2021, to further support the development of Jinko Shangrao, the government background fund entered into agreement with Jiangxi Jinko to waive interests associated with the government loans during the period from January 1 to December 31, 2021. Considering the cash flow effect on a present value basis is less than 10 percent, the interest waiving is regarded as a modification of the government loan, and therefore, established a new effective interest based on the carrying value of the government loan and the revised cash flows since the modification date on June 25, 2021. No gain or loss was recorded in relation to the modification in 2021. As of December 31, 2021 and 2022, the total outstanding balances amounted to RMB2,017 million and RMB2,059 million, respectively.

In July 2020, the Group entered into a 2-year loan agreement with Ping An International Financial Leasing Co., Ltd. for a principle amount of RMB49,263 million which was repayable from July 2020 to July 2022. The borrowing was guaranteed by Jiangxi Jinko. The loan was repaid in July 2022.

In July 2021, Haining Jinko entered into a 5-year loan agreement with a government background company with the principle amount of RMB690 million and interest rate of LPR plus 10%. The loan will be repaid upon the fifth anniversary of the borrowing date. The borrowing was guaranteed by Jiangxi Jinko and Zhejiang Jinko. As of December 31, 2021 and 2022, the total outstanding balances amounted to RMB690 million and RMB591 million, respectively.

In October 2021, Anhui Jinko entered into a 6-year loan agreement with a government background company with the principle amount of RMB455 million and interest rate of 5.58%. The loan will be repaid upon the sixth anniversary of the borrowing date. As of December 31, 2021 and 2022, the total outstanding balances amounted to RMB434 million and RMB465 million, respectively.

In October and December 2021, Yushan Jinko entered into a 6-year loan agreement with a government background company with the principle amount of RMB200 million and RMB100 million and interest rate of 4.90% and 4.90%, respectively. These loans will be repaid upon the sixth anniversary of the borrowing date. As of December 31, 2021 and 2022, the total outstanding balances amounted to RMB287 million and RMB278 million, respectively. In January 2022, Yushan Jinko entered into a 6-year loan agreement with a government background company with the principle amount of RMB100 million interest rate of 4.90%. These loans will be repaid upon the sixth anniversary of the borrowing date. As of December 31, 2022, the total outstanding balances amounted to RMB100 million.

In 2022, Anhui Jinko entered into three separate 6-year loan agreements with a government background company with the principle amount of RMB83 million, RMB66 million and RMB66 million with the interest rate of 5.58%, 5.58% and 5.57%, respectively. These loans will be repaid upon the sixth anniversary of the borrowing date. As of December 31, 2022, the total outstanding balances amounted to RMB215 million.

In July 2022, Jinko Feidong entered into a 5-year loan agreement with a government background company with the principle amount of RMB205 million and interest rate of 4.75%. The loan will be repaid upon the fifth anniversary of the borrowing date. As of December 31, 2022, the total outstanding balances amounted to RMB208 million. In July 2022, Jinko Leshan entered into a 4-year loan agreement with a government background company with the principle amount of RMB150 million and interest rate of 6%. The loan will be repaid upon the fifth anniversary of the borrowing date. As of December 31, 2022, the total outstanding balances amounted to RMB51 million.

In August 2022, Haining Jinko entered into a 5-year loan agreement with a government background company with the principle amount of RMB1,000 million and interest rate of 5.06%. The loan will be repaid upon the fifth anniversary of the borrowing date. As of December 31, 2022, the total outstanding balances amounted to RMB1,006 million.

19.    LEASES

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

The balances for the operating and finance leases where the Group is the lessee are presented as follows (RMB in thousands):

	2021	2022
	December 31	December 31
	RMB	RMB
Operating leases:
Operating lease liabilities - current	62,515	65,489
Operating lease liabilities - non-current	385,420	339,885
Total operating lease liabilities	447,935	405,374
Operating lease right-of-use assets, net	438,271	396,966

Financing leases:
Financing lease liabilities - current	194,939	168,381
Financing lease liabilities - non-current	236,374	69,881
Total financing lease liabilities	431,313	238,262
Financing lease right-of-use assets, net	628,592	558,407

(a)	The components of lease expenses were as follows (RMB in thousands):

	For the years ended December 31,
	2021	2022
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	135,791	129,869
Interest of lease liabilities	51,575	36,553
Expenses for short-term lease within 12 months	3,052	9,154
Total lease cost	190,418	175,576

(b)	Supplemental cash flow information related to leases was as follows (RMB in thousands):

	For the years ended December 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	76,400	72,906
Operating cash outflows for finance leases	25,974	19,926
Financing cash outflows for finance leases	286,292	216,722
Total cash paid for amounts included in the measurement of lease liabilities:	388,666	309,554

Lease obligation accrued in exchange for right-of-use assets:
Operating lease liabilities	185,472	3,476
Finance lease liabilities	132,188	—
Total lease obligation accrued in exchange for right-of-use assets:	317,660	3,476

(c)	Supplemental balance sheet information related to leases was as follows (RMB in thousands):

Operating leases:

	As of December 31,
	2021	2022
Weighted-average remaining lease term	7.35 years	6.21 years
Weighted-average discount rate	6.47%	6.46%

Financing leases:

	As of December 31,
	2021	2022
Weighted-average remaining lease term	1.94 years	0.94 years
Weighted-average discount rate	5.65%	5.55%

(d)	Maturities of lease liabilities were as follows (RMB in thousands):

Operating leases:

Year ending December 31,	RMB
Year ended December 31,
2023	85,637
2024	84,973
2025	75,863
Thereafter	206,541
Total undiscounted lease payments	453,014
Less: imputed interest	47,640
Total lease liabilities	405,374

Financing leases:

Year ending December 31,	RMB
Year ended December 31,
2023	236,657
2024	34,252
Total undiscounted lease payments	270,909
Less: imputed interest	32,647
Total lease liabilities	238,262

20.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows (RMB in thousands, except for share and per share data):

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net income	335,255	955,572	1,565,139
Less: Net income attributable to non-controlling interests	104,870	234,554	944,633
Net income attributable to JinkoSolar’s ordinary shareholders	230,385	721,018	620,506
Dilutive effects of convertible senior notes	—	(308,339)	—
Dilutive effects of call option	(462,752)	—	—
Numerator for diluted income/(loss) per share	(232,367)	412,679	620,506

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	178,938,853	190,672,869	198,004,260
Dilutive effects of share options	—	540,620	2,404,234
Dilutive effects of convertible notes	—	14,506,283	—
Dilutive effects of call option	(7,500,000)	—	—

Denominator for diluted calculation - weighted average number of ordinary shares outstanding	171,438,853	205,719,772	200,408,494
Basic earnings per share attributable to JinkoSolar’s ordinary shareholders	1.29	3.78	3.13
Diluted earnings/(loss) per share attributable to JinkoSolar’s ordinary shareholders	(1.36)	2.01	3.10

For the years ended December 31, 2020 and 2022, convertible senior notes convertible into 17,708,332 and 14,427,088 shares were not included in the computation of diluted EPS because of their anti-dilutive effect, respectively.

For the years ended December 31, 2020, because of the dilutive impact, potential shares underlying the call option arrangement (Note 22) were removed from weighted average number of ordinary shares outstanding since its issuance date, and changes in income of the assumed exercise of call option were also recorded as the adjustment to the consolidated net income to arrive at the diluted net income available to the Company’s ordinary shareholders.

21.    EMPLOYEE BENEFITS

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB741 million and RMB1,071 million as of December 31, 2021 and December 31, 2022, respectively.

On October 28, 2010, the Standing Committee of the National People’s Congress issued and adopted the Social Insurance Law (the “Social Insurance Law”), which became effective on July 1, 2011. The Social Security Law imposes certain fines for the aggregated amount of any outstanding contributions if such contributions are not made within a prescribed time period. In light of this requirement, the Company had accrued a penalty on the basis of a daily rate of 0.05% of the outstanding contributions as provided under the Social Insurance Law prior to 2014. The unpaid balance of penalty accrued for employee welfare benefits were RMB12 million and RMB26 million as of December 31, 2012 and 2013, respectively.

On September 26, 2013, the Ministry of Human Resources and Social Security of the People’s Republic of China announced “Regulations on the Declaration and Payment of Social Welfare” (“New Social Security Regulation”), which took effect on November 1, 2013. The New Social Security Regulation clarifies that the local social security authority should issue a notification to the employers who fail to make appropriate contribution of social security and a late-payment penalty charge will only be imposed to employers who fail to pay the outstanding contribution within five days upon the receipt of the notification. However, there were different interpretations of the New Social Security Regulation as to applicability of the penalty charge by different local authorities in different cities and provinces in late 2013, therefore, the Company performed investigation and legal assessment as well as communicating with relevant local authorities. Legal assessment was completed in late 2014. In the opinion of the management, the probability that the Company would be required to pay late-payment penalty in connection with the unpaid contribution is remote, given that the Company has received certificates from local social security authorities which confirmed that the Company was in compliance with the local social insurance regulations as of December 31, 2014 and that local social security authorities have not issued any notification for payment of outstanding contribution to the Company. Accordingly, the Company did not accrue for late-payment penalty since then.

22.    CONVERTIBLE SENIOR NOTES AND CALL OPTIONS

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

During the year of 2021, certain 2024 Notes with the principal amount of USD16 million were converted into 3,281,244 ordinary shares of the Company.

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

As of December 31, 2021 and 2022, the estimated fair value of the 2024 Notes amounted to approximately RMB1,099 million and RMB1,071 million. The Company recorded a gain from foreign exchange remeasurement of RMB9 million and a loss from foreign exchange remeasurement of RMB60 million in net income for the year ended December 31, 2021 and 2022, respectively. The Company recorded a gain from change in fair value of 2024 Notes of RMB328 million and a loss from change in fair value of 2024 Notes of RMB12 million in net income for the years ended December 31, 2021 and 2022, respectively. The Company recorded gain from change in fair value of 2024 Notes of RMB56 million and RMB100 million in other comprehensive income for the year ended December 2021 and 2022, respectively. During the year of 2021, certain 2024 Notes with the principal amount of USD16 million were converted into 3,281,244 ordinary shares of the Company. Upon conversion of the 2024 Notes, accumulated gains due to changes in instrument-specific credit risk with amount of RMB14 million were reclassified from other comprehensive income to net income (Note 29).

Call Option

Concurrent with the issuance of the 2024 Notes, the Company used approximately USD30 million of the net proceeds from the offering to enter into zero-strike call option transactions (“Call option”), covering 1,875,000ADSs, with the initial purchasers of the 2024 Notes (“Dealer”). The Call option is intended to facilitate privately negotiated transactions by which investors in the Notes are able to hedge their investment. The Call option expires on July 28, 2021 or when the Dealer request early settlement. The Company has the right to elect settlement method. If cash settlement applies, the Dealer will deliver the amount of cash to the Company calculated based on the number of shares determined on the commencement date and the volume-weighted average price of the Company shares on the settlement date. If physical settlement applies, the Company will receive the fixed number of ADSs determined at the commencement date of the transaction. In 2021, the Company elected cash settlement method and total cash received from the exercise of call options amounted to RMB621 million.

The economic substance of the Call option is the same as a traditional forward repurchase contract. Because the Call option permitted net cash settlement, it was classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. The Company accounted for the Call option as a free-standing derivative asset on its consolidated balance sheet when the Call option was entered into in May 2019. The derivative asset was initially recorded at its fair value of US$30 million on the commencement date which represented the amount of cash transferred to the Dealer. The derivative asset was subsequently recorded at fair value with the change in fair value through May 2019. The Company recorded a gain from change in fair value of the call option with the amount of RMB476 million and loss of RMB136 million, an exchange loss of the call option with the amount of RMB14 million and an exchange gain of RMB0.3 million for the year ended December 31,2020 and 2021, respectively (Note 29).

23.   ORDINARY SHARES

The Company’s authorized share capital is USD10 comprising 500,000,000 ordinary shares with a par value of USD0.00002 each.

In January 2014, the Company closed an offering of 15,000,000 ordinary shares (3,750,000 ADSs) and received aggregated net proceeds of approximately USD126.3million, after deducting discounts and commissions but before offering expenses.

In February 2018, the Company closed an offering of 16,560,000 ordinary shares (4,140,000 ADSs), par value USD0.00002 per share, at USD18.15 per ADS (equivalent to USD4.54 per share). The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses with the amount of USD4 million, was approximately USD71.1 million.

In February 2018, the Company also completed the private placement with Tanka International Limited, an exempted company incorporated in the Cayman Islands held by Mr. Xiande Li, chairman of the Company, and Mr. Kangping Chen, chief executive officer of the Company, for the issuance of 7,713,499 ordinary shares for USD35 million at USD4.54 per share.

In May 2019, the Company closed an offering of 18,687,500 ordinary shares (4,671,875 ADSs), par value USD0.00002 per share, at USD16.00 per ADS (equivalent to USD4.00 per share). The net proceeds of the follow-on offering to the Company, after deducting underwriting commissions and fees and estimated offering expenses with the amount of USD4 million, was approximately USD71 million (RMB489 million).

In December 2020, the Company completed to sell 5,976,272 ordinary shares (1,494,068 ADSs) through its at-the-market offering and was entitled to receive proceeds of USD98 million after deducting commissions and offering expense. All of the proceeds were received in January 2021.

For the year ended December 31, 2020, 305,660 outstanding ADSs (1,222,640 shares) were repurchased with a total consideration of RMB29 million, which is shown as treasury stock.

During the year of 2021, certain 2024 Notes with the principal amount of USD16 million were converted into 3,281,244 ordinary shares of the Company (Note 22).

As of December 31, 2021 and 2022, total of 736,460 ADSs (2,945,840 shares) were repurchased but have not been retired with a total consideration of RMB43 million which is shown as treasury stock.

As of December 31, 2021 and 2022, the Company’s issued and outstanding shares were 190,824,913 and 201,189,189, respectively.

24.   SUBSIDIARY’S OFFERING OF ITS EQUITY INTERESTS

In October 2020, Jiangxi Jinko, principal operating subsidiary of the Group, completed an RMB3.10 billion (approximately USD 461 million) equity financing. Immediately after the closing, third-party investors together with the Company’s principal shareholders and senior management personnel, directly or through their investment arms, collectively owned approximately a 26.7% equity interest in Jiangxi Jinko and the Company owned 73.3% equity interest in Jiangxi Jinko.

Pursuant to the equity financing agreements, third-party investors have the option to require the Company’s principal shareholders (Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li) to repurchase their equity interests in Jiangxi Jinko upon the occurrence of certain events. Considering these rights of third-party investors solely against the Company’s principal shareholders and did not change the Group’s rights attached to the Jiangxi Jinko’s ordinary shares, the equity financing in Jiangxi Jinko is not mandatorily nor contingently redeemable against Jiangxi Jinko or the Group, and therefore, the equity financing was classified as noncontrolling interest in the Company’s consolidated financial statements.

Given the Group may not have been able to consummate the equity financing without the rights provided by the Company’s principal shareholders, values of the rights provided by the Company’s principal shareholders are deemed as shareholder contributions from the principal shareholders to the Company. Since the contributions from the Company’s principal shareholders incurred directly attributable to Jiangxi Jinko’s equity financing, the contributions were treated as issuance cost of the equity financing and was recorded as a reduction of noncontrolling interest with a credit of additional paid-in capital. Fair value of the rights provided by the Company’s principal shareholders approximated RMB140 million.

On January 26, 2022, Jiangxi Jinko completed its initial public offering (“IPO”) and started trading on the Shanghai Stock Exchange’s Sci-Tech innovation board (“STAR Market”). The IPO raised net proceeds of approximately RMB9,723 million, of which, RMB6,419 million was recorded in the non-controlling interest and RMB3,304 million was recorded in the additional paid in capital. After the IPO, the Group owned approximately 58.62% of Jiangxi Jinko. Jiangxi Jinko’s non-controlling interests’ ownership of the subsidiary changed from 26.72% to 41.38% due to the IPO.

In April 2022, upon approval obtained from the board of directors of Jiangxi Jinko, Jiangxi Jinko declared dividends of RMB230 million for the year ended December 31, 2021, among with RMB95 million was distributed to the Company’s non-controlling interest shareholders. Jiangxi Jinko paid the dividends in 2022.

25.   SHARE BASED COMPENSATION

(a) Incentive plan of JinkoSolar Holding

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

The Company adopted a long-term incentive plan (the “2021 Plan”) in August 2021. The 2021 Plan provides for the issuance of restricted shares of 354,000 ordinary shares. The restricted shares have a contractual life of 5 year. The restricted shares will vest in 10 successive equal semi-annual installments on the first day of half-year anniversaries starting from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date.

The Company adopted a long-term incentive plan (the “2022 Plan”) in February 2022. The 2022 Plan provides for the issuance of restricted shares of 16,684,600 ordinary shares. The restricted shares have a contractual life of 3 year. Fifty percent (50%) of the restricted shares were immediately vested at the grant date and the rest of the restricted shares will vest in 12 successive equal quarter installments on the first day of quarter anniversaries starting from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date

(i)Share options

A summary of the share option activities under the Company’s share-based compensation plan for the years ended December 31, 2020, 2021 and 2022 is as follows (RMB in thousands, except for share, exercise price and contractual term):

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(USD/share)	(in years)	(RMB)
Balance as of December 31, 2019	4,555,288	3.34	4.73	73,354
Granted	—	—	—	—
Exercise	(3,750,540)	3.32	—	—
Forfeited	(88,000)	3.29	—	—
Balance as of December 31, 2020	716,748	3.46	4.25	58,836
Granted	—	—	—	—
Exercise	(105,200)	3.29	—	—
Forfeited	(264,012)	3.29	—	—
Balance as of December 31, 2021	347,536	3.65	3.84	17,373
Granted	—	—	—	—
Exercise	(175,536)	3.35	—	—
Balance as of December 31, 2022	172,000	3.96	2.69	8,305

Vested as of December 31, 2022	172,000	3.96	2.69	8,305
Vested and exercisable as of December 31, 2022	172,000	3.96	2.69	8,305

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, USD10.22 (RMB71.18) per share as of December 31, 2022 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2020, 2021 and 2022 were RMB297 million, RMB6 million and RMB8 million, respectively.

Share-based compensation expenses related to the option awards granted to the employees amounted to RMB1 million, RMB0.5 million and nil for the years ended December 31,2020, 2021 and 2022, respectively.

The total fair value of shares vested for the years ended December 31, 2020, 2021 and 2022 were RMB4 million, RMB2 million and RMB5 million respectively.

For the year ended December 31, 2022, total cash received from the exercise of share options was RMB5 million.

(ii)Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares under the 2021 Plan and 2022 Plan:

	Number of restricted shares	Weighted average grant
	outstanding	date fair value
		(RMB)
Unvested as of January 1, 2021	—	—
Granted	354,000	86.38
Vested	(35,400)	86.38
Unvested as of December 31, 2021	318,600	86.38
Granted	16,684,600	72.10
Vested	(10,188,740)	72.08
Unvested as of December 31, 2022	6,814,460	72.38

Share-based compensation expenses of nil, RMB9 million and RMB968 million related to restricted shares were recognized for the years ended December 31, 2020, 2021 and 2022, respectively

As of December 31, 2020, 2021 and 2022, there were nil, RMB20 million and RMB256 million of unrecognized compensation expenses related to restricted shares which is expected to be recognized over a weighted-average period of nil, 4.58 years and 2.28 years, respectively.

(b) Incentive plan of Jiangxi Jinko

In October 2022, Jiangxi Jinko adopted its 2022 Equity Incentive Plan (the “Jiangxi Jinko 2022 Plan”), which permits the grant of stock options of Jiangxi Jinko to its employees. Under the plan, a total of 40,187,375 ordinary shares of Jiangxi Jinko were initially reserved for issuance.

A summary of share option activities under the Jiangxi Jinko 2022 Plan for the years ended December 31, 2022 is as follows (RMB in thousands, except for share, exercise price and contractual term):

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(RMB/share)	(in years)	(RMB)
Balance as of December 31, 2021	—	—	—	—
Granted	32,149,900	10.78	—	—
Exercise	—	—	—	—
Balance as of December 31, 2022	32,149,900	10.78	2.89	124,420

Vested and expected to vest as of December 31, 2022	32,149,900	10.78	2.89	124,420
Vested and exercisable as of December 31, 2022	32,149,900	10.78	2.89	124,420

Share-based compensation expenses related to the option awards granted to the employees under Jiangxi Jinko 2022 Plan was amounted to RMB 33 million for the year ended December 31, 2022.

The total share-based compensation expense of continuing operations for the year ended December 31, 2020, 2021 and 2022 was recorded in the respective items (RMB in thousands):

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Costs of revenues	329	131	17,676
Selling expenses	462	131	7,101
General and administrative expenses	145	9,622	974,564
Research and development expenses	(13)	—	1,528
Total	923	9,884	1,000,869

26.   RELATED PARTY TRANSACTIONS AND BALANCES

(a)    Related party balances

Outstanding amounts due from/to related parties as of December 31, 2021 and 2022 were as follows (RMB in thousands):

	2021	2022
	December 31	December 31
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	29,417	139,713

Notes receivables from a related party:
Notes receivables from JinkoPower	—	282,824

Advances to a related party:
Advance to Xinte Silicon for inventory purchase	—	56,860

Prepayment and other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	11,990	5,664
Other receivables due from JinkoPower for disposal of solar power projects	—	12,953
Other receivables due from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai) for technical services	—	1,075
Other receivables from JinkoPower for miscellaneous transactions	5,358	3,413
Subtotal	17,348	23,105

Other assets from related parties:
Long-term receivables due from JinkoPower for disposal of solar power projects	—	14,603
Guarantee receivables due from JinkoPower	3,292	—
Long-term receivables due from Sweihan PV	—	37,760
Subtotal	3,292	52,363

Accounts payable due to a related party:
Accounts payable due to Jinko-Tiansheng	15,863	—

Advances from a related party
Advances from JinkoPower	—	3,829

Notes payables due to a related party
Notes payables due to Xinte Silicon for inventory purchase	—	419,500

Other payables due to a related party:
Other payables due to JinkoPower for payments on behalf of the Company	2,230	5,964
(1)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.
(2)	On March 30, 2021, the Company signed an agreement to offset the debts and receivables between the Group and JinkoPower with the aggregate amount of RMB71 million.

(b)    Related party transactions

Transactions related parties for the year ended December 31, 2020, 2021 and 2022 were as follows (RMB in thousands):

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV	51,202	—	—
Income of financing guarantees	14,688	6,364	—
Revenue from sales of products to JinkoPower	5,072	27,099	325,175
Income of project management provided to Sweihan PV	3,721	660	2,979
Rental services provided to JinkoPower	2,177	4,004	5,041

Service expenses and silicon procurement provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	27,485	5,310	—
Solar project management service provided by JinkoPower	9,443	8,753	7,133
Rental services provided by Jiangxi Desun	1,100	—	—
Electricity fee charged by JinkoPower	3,088	7,725	27,465
Other fees charged by JinkoPower	—	16	—
Silicon procurement from Xinte Silicon (Note 12)	—	—	824,785

-Financing guarantees

In connection with the Company’s disposal of JinkoSolar Power downstream business in 2016, the Group entered into a master service agreement with JinkoPower under which the Group agreed to provide a guarantee for JinkoPower’s financing obligations under its separate loan agreements. In the event that JinkoPower fails to perform its obligations under the loan agreements or otherwise defaults thereunder, the Company will become liable for JinkoPower’s obligations under the loan agreements. The Company will charge JinkoPower service fees for the debt payment guarantee service according the master service agreement.

Pursuant to the master service agreement, guarantee service fee is to be settled annually, and the management of the Company believes the guarantee fee charges are at market rates. The guarantee receivables are settled upon the receipt of guarantee fees from JinkoPower. The Company received RMB18 million, RMB21 million and nil guarantee fees from JinkoPower in 2020, 2021 and 2022, respectively.

In the year of 2022, the Group and JinkoPower entered into an agreement to cancel the above guarantee arrangement.

As of December 31, 2020, 2021 and 2022, the Company recorded the guarantee fee income receivable amounted to RMB107 million, RMB3 million and RMB3 million. The Company recorded a guarantee liability amounted to RMB57 million, RMB12 million and nil as of December 31, 2020, 2021 and 2022, respectively. The guarantee liability was amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized for the period during the year ended December 31, 2020, 2021 and 2022 amounted to RMB15 million, RMB6 million and RMB nil, respectively.

-Solar module transactions with JinkoPower

For the years ended December 31, 2020, 2021 and 2022, sales of solar module products to subsidiaries of JinkoPower amounted to RMB5 million, RMB27 million and RMB325 million, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s 3rd party sales arrangement. As of December 31, 2021 and 2022 outstanding receivables due from JinkoPower were RMB29 million and RMB423 million, respectively.

-Solar module transactions with Sweihan PV

For the years ended December 31, 2020, 2021 and 2022, sales of solar module products to Sweihan PV amounted to RMB51 million, nil and nil, respectively.

-Rental services provided to JinkoPower

For the years ended December 31, 2020, 2021 and 2022, rental services provided to subsidiaries of JinkoPower amounted to RMB2 million, RMB4 million and RMB5 million, respectively.

-Transactions with Jinko-Tiansheng

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to the Group. For the years ended December 31, 2020, 2021 and 2022, Jinko-Tiansheng charged the Group processing fee amounted to RMB27 million, RMB5 million and nil, respectively. The Group entered into a share purchase agreement to dispose all of its equity interest in Jinko-Tiansheng to Jinko-Tiansheng’s other shareholders in November 2021. The carrying value of the Group’s investment in Jinko-Tiansheng which met recognition criteria in ASC 360-10-45-9 was reclassified as a held for sale asset as of December 31, 2021. The disposition was consummated in 2022 with a gain of RMB12 million recognized (Note 5).

-Solar project management service provided by JinkoPower

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company recorded service expenses incurred in the year of 2020, 2021 and 2022 amounted to RMB9 million, RMB9 million and RMB7 million as cost of project assets, respectively.

-Rental services provided by Jiangxi Desun

On January 1, 2008, Jiangxi Desun and the Group entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to the Group for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun charged the Group RMB1 million in rent for each of the years ended December 31, 2019 and 2020, respectively. The lease agreement was terminated in 2021 due to Jiangxi Desun’s liquidation. No lease charges from Jianxi Desun for the year ended December 31, 2021 and 2022.

-Electricity fee charged by JinkoPower

For the years ended December 31, 2020 and 2021 and 2022, electricity fee charged by subsidiaries of JinkoPower amounted to RMB3 million, RMB8 million and RMB27 million, respectively.

-Silicon procurement from Xinte Silicon

JinkoSolar jointly invest in Xinte Silicon in 2021 which was accounted for under the equity method (Note 12). JinkoSolar purchased polysilicon of nil and RMB825 million from Xinte Silicon during the years ended December 31, 2021 and 2022, respectively.

27.   CERTAIN RISKS AND CONCENTRATION

(a)     Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2021 and 2022, substantially all of the Group’s cash and cash equivalents, restricted cash and restricted short-term investments were held by major financial institutions located in the PRC.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

(b)    Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2022, 58.09% of the Group’s revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Group, is not freely convertible into foreign currencies.

(c)    Major customers

The Group performs ongoing credit evaluations of its customers’ financial condition whenever deemed necessary and generally does not require collateral. The Group maintains an allowance for credit losses based upon the expected collectability of all accounts receivable, which takes into consideration an analysis of historical bad debts, specific customer creditworthiness and current economic trends.

There was no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2020 2021 and 2022, respectively. In 2020, 2021 and 2022, our largest customer accounted for 5.3%, 4.6% and 4.6% of the Group’ total revenue, respectively.

(d)    Major suppliers

In 2020, 2021 and 2022, the Group’s five largest group suppliers accounted for 70.0%, 78.7% and 77.4%, respectively, of its total silicon purchases by value. In 2020, four of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 19.6% of its total silicon purchases by value. In 2021, three of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 28.5% of its total silicon purchases by value. In 2022, two of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 34.0% of its total silicon purchases by value. A “group supplier” refers to an aggregation of the Group’s suppliers that are within the same corporate group.

(e)    Interest rate

The Group’s main interest rate exposure relates to long-term borrowings. Any increase in interest rates would increase the Group’s finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

28.    COMMITMENTS AND CONTINGENCIES

(a)    Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to establish manufactory plants and acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB13,591 million as of December 31, 2022.

Year ending December 31,	RMB
2023	6,357,915
2024	5,786,393
Thereafter	1,446,598
Total	13,590,906

(b)    Contingencies

In November 2018, one of the Group’s customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, 2022, the Singapore Customer filed its Reply Memorial (accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon). On July 17, 2022, Jinko IE submitted its Rejoinder Memorial with all evidence correspondingly in reply to Reply Memorial. From October 10 to 21, 2022, the hearing for liability issue was held in Singapore, during which the tribunal heard the parties’ oral opening statements, evidence from the parties’ factual and expert witnesses, and oral closing statements. According to the tribunal’s directions, the parties submitted Post-hearing Briefs on January 20, 2023 and the Reply Post-hearing Briefs on March 3, 2023. Furthermore, in the event that Jinko IE is found liable on the liability issue, the issue of remedies or damages to be paid will be determined in a subsequent phase in the proceedings, with a separate procedural timeline for the provision of evidence (including expert evidence) and memorials on the appropriate remedy to be awarded by the tribunal. Based on the limited information currently available to the Company, it is difficult to provide an in-depth assessment of the Singapore Customer’s claims. The Company believes that Jinko IE has reasonable grounds to challenge the Singapore Customer’s claims in the arbitrations on jurisdiction and merits and will vigorously defend against the claims made by the Singapore Customer. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

In March 2019, Hanwha Q CELLS (defined below) filed patent infringement lawsuits against the company and a number of the company’s subsidiaries.

(i)Patent infringement lawsuits in the United States:

On March 4, 2019, Hanwha Q CELLS USA Inc. and Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation (registration no. 110111-0360935) during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) (collectively, “Plaintiffs A”) filed suit against JinkoSolar Holding Co., Ltd and several of its subsidiary entities, i.e. JinkoSolar (U.S.) Inc, Jinko Solar (U.S.) Industries Inc, Jinko Solar Co., Ltd, Zhejiang Jinko Solar Co., Ltd and Jinko Solar Technology Sdn.Bhd (collectively “Respondents”) at the U.S. International Trade Commission (“ITC”). In the complaint, it was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 purportedly owned by Hanwha Q CELLS & Advanced Materials Corporation and Plaintiffs A requested a permanent limited exclusion order and a cease and desist order be issued against the Respondents’ allegedly infringing products. On March 5, 2019, Hanwha Q CELLS & Advanced Materials Corporation filed a suit against the Respondents before the U.S. District Court for the District of Delaware (“District Court”) alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by the Respondents infringed U.S. Patent No. 9,893,215 allegedly owned by Hanwha Q CELLS & Advanced Materials Corporation and sought reliefs including compensation for alleged infringement activities, enhanced damages and reasonable attorney fees. On April 9, 2019, the ITC published the Notice of Institution on Federal Register. On April 15, 2019, the District Court granted our motion to stay the court litigation pending final resolution of the ITC. On May 3, 2019, the Respondents submitted their response to the complaint of Plaintiffs A to the ITC requesting ITC among other things to deny all relief requested by Plaintiffs A. On September 13, 2019, the Respondents filed motion for summary determination of non-infringement with ITC. On April 10, 2020, the administrative law judge issued the initial determination granting the Respondents’ motion for summary determination of non-infringement. On June 3, 2020, the ITC determined to affirm the initial determination issued by the administrative law judge granting respondents’ motions for summary determination of non-infringement and terminate the investigation (the “Final Determination”). On July 31, 2020, Plaintiffs A filed its petition to review with the United States Court of Appeals for the Federal Circuit against the ITC’s Final Determination. On August 27, 2020, the Respondents filed the motion to intervene of such appeal. Plaintiffs A filed its opening appeal brief in November 2020. The Respondents filed the principal brief in February 2021. On July 12, 2021, the United States Court of Appeals for the Federal Circuit affirmed the ITC’s findings that Respondents’ products do not infringe U.S. Patent No. 9,893,215. On June 27, 2022, the District Court entered a joint motion to dismiss the said court litigation.

(ii)Patent infringement lawsuits in Germany:

On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 14, 2020. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of penalty for such violation. Though not specified in Plaintiff B’s request, in general we do not expect the amount of such penalty to exceed €250,000. On November 30,2020, JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty. On August 23, 2021, Düsseldorf Regional Court dismissed Plaintiff B’s request for penalty. The oral proceedings at the Düsseldorf Higher Regional Court was held on March 30, 2023. Following this hearing, the Düsseldorf Higher Regional Court decided on 20 April 2023 that evidence should be taken by firstly hearing a witness and subsequently obtaining a written technical opinion from a court appointed expert. The outcome of the case is difficult to assess and predict. However, even if JinkoSolar GmbH failed and was ordered to stop distributing module cells using the third-party cell technology, it would not be subject to additional damages as it has already stopped delivering such module cells. Furthermore, the request for information and damages was withdrawn in the first instance and cannot be reinstalled in the second instance at the court of appeals level. Therefore, there is no danger for payment of damages. As of the date of the issuance of the financial statements, this case is still ongoing and based on the information currently available, the company does not believe that it is probable that JinkoSolar GmbH has incurred a loss and the Company is unable to estimate an amount of reasonably possible loss or range of loss.

(iii)Patent infringement lawsuits in Australia:

On March 12, 2019, Hanwha Solutions Corporation (registration no. 110111-0360935) (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. Since then, the parties have taken the various procedural steps required by the court’s directions in relation to infringement and validity claims and defences. The final was held from September 23 to 30 and October 10 to 14, 2022. As of the date of the issuance of the financial statements, the Judge has reserved its decision and based on the information currently available, there presently remains no indication that it is probable the court will award any liability for infringement against Jinko AUS and the Company is unable to estimate an amount of reasonably possible loss or range of loss.

The Company believes that Hanwha Q CELLS Plaintiffs’ claims in all the above-mentioned cases are lacking legal merit, and will vigorously defend against the claims made by them. The Group is considering all legal avenues including challenging the validity of U.S. Patent No. 9,893,215 (“the ‘215 Patent”), EP 2 220 689 and Australian Patent No. 2008323025 (collectively, the “Asserted Patents”), and demonstrating the Company’s non-infringement of the Asserted Patents. On June 3, 2019, the Company filed a petition for inter partes review (“IPR”) of the ‘215 Patent with the U.S. Patent and Trademark Appeal Board (“PTAB”). IPR is a trial proceeding conducted at the PTAB to review the patentability of one or more claims in a patent. On December 10, 2019, the PTAB instituted the IPR proceedings of the patentability of claims 12-14 of the ‘215 patent claims in view of prior art. On September 9, 2020, the Company attended the oral hearing of IPR of the ‘215 patent. On December 9, 2020, the PTAB issued the final decision on the Company’s petition for IPR, finding that all challenged claims 12-14 of the ‘215 patent are unpatentable. On February 8, 2021, the patent owner of ‘215 Patent, Hanwha Solutions Corporation, appealed to the United States Court of Appeals for the Federal Circuit against such final decision issued by the PTAB (“215 IPR Appeal”). On February 24, 2021, the Company has filed the certificate of interest to participate in 215 IPR Appeal. On May 28, 2021, Hanwha Solutions Corporation filed its opening appeal brief. On July 19, 2021, Hanwha Solutions Corporation filed a motion to remand the case to the United States Patent and Trademark Office. On October 4, 2021, the United States Court of Appeals for the Federal Circuit denied Hanwha Solutions Corporation’s motion to remand. On June 10, 2022, the United States Court of Appeals for the Federal Circuit affirmed the said final decision issued by PTAB that all challenged claims 12-14 of the ‘215 patent are unpatentable.

On June 24, 2019, Jinko filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. An additional hearing was held on September 28 and 29, 2022, during which the opposition division finally decided to uphold the patent with the limited claims and an amended version of the patent description. Currently, the European Patent Office has not yet issued its decision including the grounds in writing.

On May 7, 2021, one of the company’s Spanish customers (the “Spanish Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 26251/JPA) against Jiangxi Jinko in connection with dispute arising out of a PV Module Sales Contract entered into in August, 2020 (“Contract”). In the Request, the Spanish Customer’s claims are based on (1) Jiangxi Jinko’s alleged breaches of the Contract by being unable to deliver the goods at the initially agreed shipping dates and price; (2) the subsequent termination of the Contract by the Spanish Customer; (3) alleged replacement purchases the Spanish Customer has made to replace the goods originally ordered from Jiangxi Jinko; and (4) alleged further costs and other indirect damages purportedly incurred by the Spanish Customer as a consequence of Jiangxi Jinko ‘s alleged breaches and relating to the PV plant in Australia for which the goods had been intended. On July 21, 2021, Jiangxi Jinko submitted the Answer to the Request and Counterclaim, denying that the Spanish Customer is entitled to the relief it requests and raising a counterclaim for damages its loss of profit as well as wasted costs expended in reliance on the performance of the Contract. On January 28, 2022, the tribunal confirmed the Terms of Reference and Procedural Order No.1 signed by the Spanish Customer and Jiangxi Jinko, according to which, except any extension granted by the tribunal, (1) the Spanish Customer will submit Statement of Claim before April 6, 2022 and Jiangxi Jinko will submit Statement of Defense and Counterclaim before June 6, 2022, (2) the Spanish Customer will submit Statement of Reply and Defense to Counterclaim before September 6, 2022, Jiangxi Jinko will submit Statement of Rejoinder and Reply on Counterclaim before November 4, 2022 and the Spanish Customer will submit Rejoinder on Counterclaim before December 19,2022, (3) the hearing will be held during the week of April 17, 2023. On April 6, 2022, the Spanish Customer submitted Statement of Claim, which maintained the claims as the Request and additionally claimed the legal interest accrued on the amounts requested. On June 6, 2022, Jiangxi Jinko rejected the claims and brought the counterclaim for the wrongful termination in its submission of Statement of Defense and Counterclaim. On September 6, 2022, the Spanish Customer submitted Statement of Reply and Defense to Counterclaim to maintain its positions. On November 4, 2022, Jiangxi Jinko repeatedly denied the claims and claimed for the damgas in its submission of Statement of Rejoinder and Reply on Counterclaim. On December 19, 2022, the Spanish Customer submitted Rejoinder on Counterclaim. The hearing took place from April 18 to 19, 2023 in Madrid. As of the date of the issuance of the financial statements, this case is still ongoing and based on the information currently available, the company does not believe that it is probable that Jiangxi Jinko has incurred a loss and the Company is unable to estimate an amount of reasonably possible loss or range of loss.

On June 17, 2022, one of the company’s Indian customers (the “Indian Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 27085/OSI) against Jiangxi Jinko in connection with dispute arising out of a project module supply agreement entered into in May 2017 (“Supply Agreement”). The Indian Customer further submitted Statement of Claim on December 9, 2022, in which the Indian Customer confirmed it does not pursue its claims requiring Jiangxi Jinko to repair or replace relevant modules under the warranty certificate and amended the amount of damages as follows: (i) delay Liquidated Damages in the amount of US$363.3 million; (ii) costs arising from or in connection with the construction / installation of 32MW of additional capacity for the purpose of making up alleged shortfall in the performance of the plant due to allegedly deficient and/or defective modules in the amount of US$14.1 million; and (iii) liquidated damages levied against the EPC Contractor by the owner of the plant in the amount of US$14.6 million, together totalling US$392.0 million. Jiangxi Jinko submited Statement of Defence and Counterclaim on March 10, 2023, strongly defending itself and claiming that the Indian Customer failed to pay the invoices amounting to US$5.3 million According to the current schedule of the arbitration procedure, the International Chamber of Commerce is expected to render the final award by July 30, 2024. As of the date of this annual report, the hearing has not yet commenced. As this case is still ongoing and based on the information currently available to us, it is uncertain at this stage of the arbitration to conclude that whether Jiangxi Jingko will have be subject to any liability or to reasonably estimate the possible amount to be awarded.

Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company was also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

(c)    Guarantees

The Company provided the loan guarantee to JinkoPower. In the year of 2022, the Group and JinkoPower entered into an agreement to cancel the guarantee arrangement. (Note 26).

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

Fair value change in forward contracts and foreign exchange options

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign exchange forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within “Change in fair value of foreign exchange forward contracts” in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD 630 million and USD560 million, EUR20 million and EUR250 million, nil and JYP2,000 million as of December 31, 2021 and 2022, respectively. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument. The Company recorded loss from change in fair value of foreign exchange forward contracts of RMB164 million during the year of 2022, compared to gain of RMB289 million in the year of 2021. The change was primarily due to the appreciation of the U.S. dollars against the RMB during the year of 2022.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The Company entered into USD foreign exchange option contracts with a total notional value of nil, USD120 million and USD65 million, and sold USD foreign exchange option contracts with a total notional value of USD170 million, USD90 million and USD50 million during the years ended December 31, 2020, 2021 and 2022, respectively. In the year of 2022, the Company entered into EUR foreign exchange option contracts with a total notional value of EUR50 million and sold EUR foreign exchange option contracts with a total notional value of EUR50 million. These foreign exchange options mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the foreign exchange options. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3.

The foreign exchange option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income. The fair value change was a loss of RMB4 million, a gain of RMB19 million and a loss of RMB 4 million for the year ended December 31, 2020, 2021 and 2022, respectively.

Equity securities applying fair value option

The fair value of equity securities applying fair value option is measured using Level 2 inputs within the fair value hierarchy. In determining the fair value, the Company adopted previous transaction method under market approach, which allows an entity to solve for its implied aggregate equity value by considering its recent arm’s length equity transactions. The Group irrevocably elected fair value option to initially and subsequently measure its investment in Xiangbang in its entirety at fair value with changes in fair value recognized in earnings, and recorded change in fair value with the amount of RMB102 million for the year ended December 31, 2022 (Note 12).

Available-for-sale securities

The Group’s available-for-sale securities represent the two-year puttable bond purchased from JinkoPower in 2022 (Note 12). In determining the fair value, the Company adopted the discounted cash flow method, which requires management to use unobservable inputs such as discount rate based on yield-to-maturity of comparable bonds in market and RMB risk free rate. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions. For the year ended December 31, 2022, unrealized gain on the available-for-sale securities amounted to RMB1 million which was reported in other comprehensive income.

Convertible Senior Notes and Call Option

The Company has adopted valuation models to assess the fair value for Call option and the Notes, as the Call option is not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. The Notes is valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price and expected share volatility are most significant to valuation determination of convertible debt. The Call option is valued using the Black-Scholes Model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Black-Scholes Models for call option fair value are: call option price, spot price, exercise price, expected dividend yield, risk-free interest rate and time to maturity, of which spot price and exercise price are most significant to valuation determination of call option. The Company recorded loss from change in fair value of convertible senior notes and call option of RMB12 million during the year of 2022, compared to gain from change in fair value of convertible senior notes and call option of RMB192 million during the year of 2021.

Interest Rate Swap

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its overseas power station business operation and expansion, the Company’s operating subsidiaries located in Mexico obtained long-term bank borrowings from local bank, which carries variable interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract in 2016 to fix the interest rate as a fixed rate payer. The interest rate swap is a derivative which needs to be fair valued at each reporting period end. The fair value gain or loss arising from the measurement is recognized in the consolidated statements of operations. The fair value change was a loss of RMB79 million for the years ended December 31, 2020. The Company sold its solar power plants in Mexico in March 2020.

The Company solar project subsidiary located in Argentina entered into interest rate swap contracts to swap floating interest payments related to certain borrowings for fixed interest payments to hedge the interest rate risk associated with certain forecasted payments and obligations. As the interest rate derivatives were designated as cash flow hedges and the hedge is highly effective, all changes in the fair value of the derivative hedging instruments amounted to RMB12 million were recorded in other comprehensive income and as a derivative liability included in the held-for-sale liabilities as of December 31, 2021. The Company sold its solar power plants in Argentina in June 2022.

Guarantee liability

A guarantee liability is initially recognized at the estimated fair value in the Group’s consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group’s consolidated balance sheets at the expected amount payable to the holder. The fair value of the guarantee liability is measured by the total consideration to be received in connection with the provision of guarantee. The guarantee liability would be amortized in straight line during the guarantee period. The guarantee arrangement was canceld in year 2022.

Recurring change in fair value

As of December 31, 2021 and 2022, information about the hierarchy of the fair value measurements for the Company’s assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows (RMB in thousands, except for inputs):

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2021	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Foreign exchange forward contracts- receivable	73,532	—	73,532	—

Liabilities:
Convertible senior notes	1,098,736	—	—	1,098,736
Guarantee liabilities	12,142	—	—	12,142
Derivative liability interest rate swap	12,294	—	—	12,294
Foreign exchange options	2,659	—	—	2,659

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2022	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Foreign exchange forward contracts- receivable	119,625	—	119,625	—
Equity securities applying fair value option	178,871	—	178,871	—
Available-for-sale securities	104,499	—	—	104,499

Liabilities:
Convertible senior notes	1,070,699	—	—	1,070,699
Foreign exchange forward contracts- payable	59,911	—	59,911	—
Foreign exchange options	3,226	—	—	3,226

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2020, 2021 and 2022 were as follows (RMB in thousands):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance on January 1,	728,216	1,831,612	1,098,736
Foreign exchange loss/(gain)	(38,360)	(8,560)	60,038
Change in fair value of convertible senior notes loss/(gain)	1,202,082	(327,762)	12,083
Change in the instrument-specific credit risk gain	(60,326)	(56,224)	(100,158)
Conversion of convertible senior notes	—	(340,330)	—
Balance on December 31,	1,831,612	1,098,736	1,070,699

A summary of changes in Level 3 fair value of available-for-sale securities for the year ended December 31, 2020, 2021 and 2022 were as follows (RMB in thousands):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance on January 1,	—	—	—
Addition	—	—	100,000
Interest accrual	—	—	3,526
Change in fair value	—	—	973
Balance on December 31,	—	—	104,499

A summary of changes in Level 3 fair value of call option for the year ended December 31, 2020, 2021 and 2022 were as follows (RMB in thousands):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance on January 1,	294,178	756,929	—
Issuance of call options	—	—	—
Foreign exchange gain/(loss)	(13,539)	251	—
Change in fair value of call options gain/(loss)	476,290	(136,121)	—
Settlement of call options	—	(621,059)	—
Balance on December 31,	756,929	—	—

A summary of changes in Level 3 fair value of foreign exchange options for the year ended December 31, 2020, 2021 and 2022 were as follows (RMB in thousands):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance on January 1,	—	(12,924)	(2,659)
Addition of foreign exchange options	(9,316)	(8,544)	3,596
Change in fair value of foreign exchange options gain/(loss)	(3,608)	18,809	(4,163)
Balance on December 31,	(12,924)	(2,659)	(3,226)

A summary of changes in Level 3 fair value of rate swap derivative for the year ended December 31, 2020, 2021 and 2022 were as follows (RMB in thousands):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance on January 1,	61,272	—	12,294
Change in fair value of interest rate swap	78,878	—	—
Change in fair value of interest rate swap cash flow hedges	—	12,294	—
Cash settlement	(140,150)	—	(12,294)
Balance on December 31,	—	12,294	—

A summary of changes in Level 3 fair value of guarantee liabilities for the year ended December 31, 2020, 2021 and 2022 were as follows (RMB in thousands):

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance on January 1,	72,019	57,332	12,142
Additions	—	—	—
Amortization	(14,687)	(6,365)	—
Cancellation	—	(38,825)	(12,142)
Balance on December 31,	57,332	12,142	—

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows (RMB in thousands):

	Foreign exchange forward		Type of derivatives
For the year ended	contracts		Convertible	Interest	Call	Foreign exchange	Equity securities
December 31,	Realized	Unrealized	senior notes	Rate swap	Option	Options	Applying fair value option	Total
In RMB
2020	61,380	129,806	(1,202,082)	(78,878)	476,290	(3,608)	—	(617,092)
2021	393,523	(104,643)	327,762	—	(136,121)	18,809	—	499,330
2022	(150,538)	(13,818)	(12,083)	—	—	(4,163)	101,871	(78,731)

Significant unobservable inputs

The significant unobservable inputs adopted in the valuation of Level 3 instruments as of December 31, 2022 are as follows:

Unobservable inputs of convertible senior notes
Expected volatility	75.47%
Risk free interest rate	4.6%
Discount rate	29.23%

Unobservable inputs of available-for-sale securities
Risk free interest rate	2.06% - 2.21%
Discount rate	5.37% - 5.78%

Unobservable inputs of foreign exchange option
Expected volatility	8.13% - 10.00%
Risk free interest rate	1.09% - 2.03%

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

Restricted net assets were RMB24,303 million representing 90% of the Company’s total consolidated net assets as of December 31, 2022.

31.    SUBSEQUENT EVENTS

The Group adopted its 2023 Equity Incentive Plan on January 5, 2023 which provided for the issuance of option, restricted share or other share-based award of 20,800,000 ordinary shares.

On April 23, 2023, Jiangxi Jinko completed the registration process with the China Securities Regulatory Commission (“CSRC”) for the issuance of convertible bonds in the principal amount of up to RMB10.00 billion (US$1.45 billion). Such convertible bonds, which will be listed on the STAR Market, have a term of six years and are convertible into Jiangxi Jinko’s ordinary shares. The Company has the special preemptive rights to subscribe for a portion of the convertible bonds.

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

	For the year ended December 31
	2020	2021	2022
	RMB	RMB	RMB	USD
				(note 2 (al))
	(RMB in thousands)
Net revenue	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating income/(expenses)	1,227	(6,150)	(593,204)	(86,007)

Other income, net	5,064	1,737	—	—

Income/(loss) from operations	6,291	(4,413)	(593,204)	(86,007)

Share of income from subsidiaries and affiliates	1,015,006	512,873	1,264,720	183,368

Interest income/(expenses), net	8,596	36,613	(19,867)	(2,880)
Exchange loss	(73,716)	(14,085)	(18,586)	(2,694)
Change in fair value of convertible senior notes and call option	(725,792)	191,641	(12,083)	(1,752)
Income before income taxes	230,385	722,629	620,980	90,035
Income tax expenses	—	(1,611)	(474)	(69)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	230,385	721,018	620,506	89,966

Condensed balance sheets:

	December 31, 2021	December 31, 2022
	RMB	RMB	USD
			(note 2 (al))
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalent	34,767	492,440	71,397
Due from subsidiaries	2,532,984	728,019	105,553
Due from related parties	3,454	3,454	501
Other current assets	1,562	1,671	242
Total current assets	2,572,767	1,225,584	177,693
Investments in subsidiaries	9,781,036	16,189,323	2,347,231
Due from subsidiaries – non-current	1,262,124	—	—
Due from related parties - non current	3,292	—	—
Total assets	13,619,219	17,414,907	2,524,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	1,445,183	—	—
Due to related parties	2,500	—	—
Other current liabilities	13,377	6,973	1,011
Total current liabilities	1,461,060	6,973	1,011
Due to related parties – non-current	9,642	—	—
Convertible senior notes	1,098,736	1,070,699	155,237
Total liabilities	2,569,438	1,077,672	156,248

Shareholders’ equity:
Ordinary shares (USD $0.00002 par value, 500,000,000 shares authorized, 193,770,753 and 204,135,029 shares issued as of December 31, 2021 and December 31, 2022, respectively, 190,824,913 and 201,189,189 shares outstanding as of December 31, 2021 and December 31, 2022, respectively)	26	28	4
Additional paid-in capital	5,617,923	9,912,931	1,437,240
Accumulated other comprehensive loss	(154,375)	217,563	31,544
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2021 and December 31, 2022	(43,170)	(43,170)	(6,259)
Retained earnings	5,629,377	6,249,883	906,148
Total shareholders’ equity	11,049,781	16,337,235	2,368,677

Total liabilities and shareholders’ equity	13,619,219	17,414,907	2,524,924

The current balances of due from subsidiaries represented loans to its subsidiaries which are expected to be collected within twelve months. Non-current balances due from subsidiaries represented loans to its subsidiaries which are not expected to be collected with twelve months.

Other current liabilities represented accrual for unpaid convertible senior notes interest and professional service fees.

Condensed statements of cash flows:

	For the year ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	USD
				(note 2 (al))
	(RMB in thousands)
Cash flows from operating activities:
Net income	230,385	721,018	620,506	89,966
Adjustments to reconcile net income to net cash used in operating activities:
Sharebase compensation charges	—	—	579,368	84,000
Change in fair value of convertible senior notes	1,202,082	(327,762)	12,083	1,752
Change in fair value of call option	(476,290)	136,121	—	—
Share of income from subsidiaries	(1,015,006)	(512,873)	(1,264,720)	(183,368)
Guarantee income	(5,064)	—	—	—
Exchange loss	73,716	14,085	18,586	2,694
Changes in operating assets and liabilities:
Decrease in due from subsidiaries	592,425	6,088	1,465,778	212,518
Decrease in due from a related party	—	—	3,292	477
(Increase)/decrease in other current assets	(9,437)	165	(1,279)	(186)
Decrease in other non-current assets	—	11,181	—	—
Decrease in due to subsidiaries	(658,106)	(117)	(1,445,183)	(209,532)
Decrease in due to a related party	—	—	(12,142)	(1,760)
Increase/(decrease) in other current liabilities	9,773	1,978	(6,403)	(928)
Net cash (used in)/provided by operating activities	(55,522)	49,884	(30,114)	(4,367)

Cash flows from investing activities:
Cash collection for loans from subsidiaries	—	—	735,673	106,662
Cash paid for loans to subsidiaries	—	(1,262,124)	(289,620)	(41,991)
Net cash used in investing activities	—	(1,262,124)	446,053	64,671

Cash flows from financing activities:
Proceeds from exercise of share options	114,758	10,185	5,024	729
Proceeds from exercise of call option	—	621,059	—	—
Proceeds from issuance of ordinary shares	—	641,065	—	—
Repurchase of shares	(29,294)	—	—	—
Net cash provided by financing activities	85,464	1,272,309	5,024	729

Effect of foreign exchange rate changes on cash and cash equivalents	(14,992)	(44,809)	36,710	5,323

Net increase in cash and cash equivalents	14,950	15,260	457,673	66,356
Cash and cash equivalents, beginning of year	4,557	19,507	34,767	5,041

Cash and cash equivalents, end of year	19,507	34,767	492,440	71,397

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	9,143	1,169	—	—
Conversion of convertible senior notes to ordinary shares	—	340,330	—	—
Transfer receivable due from subsidiaries to investments in subsidiaries	—	—	1,160,000	168,184
Receivables related to At-The-Market offering	641,065	—	—	—

For the years ended December 31, 2020, 2021 and 2022 and up to the date of this annual report, no cash dividend was paid to the Company by its consolidated subsidiaries, unconsolidated subsidiaries, nor 50% or less owned persons accounted for by the equity method.