Form 20-F
period 2023-12-31
JinkoSolar Holding Co., Ltd.
filed 2024-04-25
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

208,560,477 ordinary shares, excluding 115,502 ADSs representing 462,009 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes and 1,360,000 ordinary shares as treasury stock, as of December 31, 2023.

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

- i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“Company” refers to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company;
●	“we,” “us,” “our company,” “our” or “JinkoSolar” refers to JinkoSolar Holding Co., Ltd. and its consolidated subsidiaries; in the context of describing activities, “we,” “us,” “our company,” “our” or “JinkoSolar” refers to the consolidated subsidiaries of JinkoSolar Holding Co., Ltd.;
●	“2009 Long Term Incentive Plan” refers to the 2009 Long Term Incentive Plan adopted on July 10, 2009, which was subsequently amended and restated;
●	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;
●	“2021”, “2022” and “2023” refers to our fiscal years ended December 31, 2021, 2022 and 2023, respectively;
●	“2021 Equity Incentive Plan” refers to the 2021 Equity Incentive Plan adopted on March 5, 2021;
●	“2022 Equity Incentive Plan” refers to the 2022 Equity Incentive Plan adopted on February 14, 2022;
●	“2023 Equity Incentive Plan” refers to the 2023 Equity Incentive Plan adopted on January 5, 2023;
●	“ADSs” refers to American depositary shares issued by JinkoSolar Holding Co., Ltd., and “ADRs” refers to the American depositary receipts evidencing the ADSs;
●	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of Directive 2004/108/EC of the European Union and EN 61000-6-3:2001+A11:2004 and EN 61000-6-1:2001 standards;
●	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC 61215:2005 and IEC 617302:2004 standards;
●	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;
●	“EPC” refers to engineering, procurement and construction;
●	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;
●	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;
●	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;
●	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;
●	“Haining Jinko” refers to Jinko Power Technology (Haining) Co., Ltd, one of our majority-owned subsidiaries in the PRC;
●	“JET” refers to the certificate issued by Japan Electrical Safety & Environment Technology Laboratories certifying that our modules comply with IEC 61215:2005, IEC 61730-1:2004 and IEC 61730-2:2004 standards;

●	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;
●	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC, in which we own approximately 58.59% equity interest;
●	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our majority-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;
●	“JinkoPower” refers to Jinko Power Technology Co., Ltd., formerly known as Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries, and its subsidiaries;
●	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;
●	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;
●	“JPY” refers to Japanese Yen;
●	“kV” refers to kilovolts;
●	“Leshan Jinko” refers to Jinko Solar (Leshan) Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC;
●	“local grid companies” refers to the subsidiaries of the State Grid in China;
●	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;
●	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;
●	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;
●	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;
●	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;
●	“PV” refers to photovoltaic;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;
●	“STAR Market” refer to Shanghai Stock Exchange’s Sci-Tech Innovation Board;
●	“State Grid” refers to State Grid Corporation of China and the local grid companies;
●	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;
●	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;
●	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;
●	“Yuhuan Jinko” refers to Yuhuan Jinko Solar Co., Ltd., one of our majority-owned subsidiaries in the PRC; and
●	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC, one of our majority-owned subsidiaries.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2021, 2022 and 2023 and as of December 31, 2022 and 2023.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect as of December 29, 2023. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 19, 2024, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB7.2403 to US$1.00.

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

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.               KEY INFORMATION

Our Holding Company Structure

The Company is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries based in China. Investors in the ADSs are purchasing equity interest in the Cayman Islands holding company. See “—D. Risk Factors—Risks Related to Our Business and Industry—We rely principally on dividends and other distributions on equity paid by our principal operating subsidiary, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.” In addition, we face various legal and operational risks and uncertainties related to doing business in mainland China. A significant part of our business operations in China are conducted through our subsidiaries in the PRC, and we and our subsidiaries are subject to complex and evolving PRC laws and regulations. For example, we and our subsidiaries in the PRC face risks associated with regulatory approvals on offshore offerings, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value. In addition, we are subject to risks arising from China’s regulatory environment, including the complexity and uncertainty in the interpretation of the PRC laws and regulations. See “—Implications of Being a Foreign Private Issuer and a China-based Company” and “—The Holding Foreign Companies Accountable Act.” Recently, Chinese regulators have announced regulatory actions targeting certain sectors of China’s economy. Although the solar power industry has not been directly affected, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could impact our ability to offer or continue to offer securities to investors. Recently, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in China, such as filing requirements for China-based companies’ overseas securities offerings and listing, new measures to extend the scope of cybersecurity reviews, new laws and regulations related to data privacy and security, and expanded efforts in anti-monopoly enforcement, and new rules to request China-based companies to fulfill relevant filing procedure and report relevant information to the CSRC for overseas offerings. While these regulatory changes have not yet had any material impact on us, we will be required to comply with the filing requirements for our future securities offerings, which we cannot assure you that we will be able to complete in a timely manner, or at all. Further, implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, which could impose uncertainty on our capital raising activities.”

Risks and uncertainties arising from the regulatory environment in China, including risks and uncertainties regarding the interpretation and enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Complexity and uncertainties with respect to the PRC regulatory environment, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us.”

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

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. We are exposed to legal and operational risks associated with being based in and having the majority of our operations in China. We are subject to risks arising from China’s regulatory environment, including complexity and uncertainties in the interpretation and the enforcement of the PRC laws and regulations. In addition, rules and regulations in China can change quickly. Recent regulatory actions and statements made by Chinese government, such as those related to data security or anti-monopoly concerns, may impact our ability to conduct business, accept foreign investments, or continue to list on a U.S. or other foreign exchange. Although the solar power industry does not appear to be the focus of these regulatory actions, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially and adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

The PRC government may also influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, including us, at any time, substantial intervention and influence over the manner of our operations, which could result in a material change in our operations or the value of the ADSs. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In 2022 and 2023, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, adopting new laws and regulations related to data security, expanding the efforts in anti-monopoly enforcement, and adopting new rules to request China-based companies to fulfill relevant filing procedure and report relevant information to the CSRC for overseas offerings. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

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

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. In November 2021, the Cybersecurity Administration of China, or CAC, promulgated the Draft Administrative Regulations on Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comment. These draft regulations set forth different scenarios under which data processors would be required to apply for cybersecurity review. However, there is no definite timetable as to when these draft regulations will be enacted. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures for Data Provision Abroad, which became effective on September 1, 2022. In accordance with the Security Assessment Measures for Data Provision Abroad, a data processor should apply to the CAC for a security assessment under certain circumstances. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulations.

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

Since these regulations are relatively new, there may be uncertainties in their interpretations, which could impact our daily business operation and financing plans. The PRC government may also adopt other rules and restrictions that affect our business operations in the future. Complexity and uncertainty in the PRC regulatory environment could impact the legal protection available to you and us, hinder our ability to continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “—D. Risk Factors—Risks Related to Doing Business in China—Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise impact or restrict our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.”

The Holding Foreign Companies Accountable Act

The United States adopted the Holding Foreign Companies Accountable Act on December 18, 2020, and it was amended by the Consolidated Appropriations Act, 2023 on December 17, 2022, the amended act (the “HFCAA”). Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor. On May 26, 2022, the SEC conclusively listed us as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Pursuant to amendment made to the HFCAA in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the HFCAA. On December 15, 2022, the PCAOB announced its determination that it is able to inspect and investigate audit firms in mainland China and Hong Kong completely for purposes of the HFCAA, and the PCAOB vacated its December 16, 2021 determinations. As a result, the SEC will not provisionally or conclusively identify an issuer as a Commission-Identified Issuer if it files an annual report with an audit report issued by a registered public accounting firm headquartered in mainland China or Hong Kong on or after December 15, 2022, until such time as the PCAOB issues a new determination. However, the PCAOB stated that should PRC authorities obstruct the PCAOB’s ability to inspect or investigate completely in any way and at any point in the future, the PCAOB Board will act immediately to consider the need to issue new determinations consistent with the HFCAA.

While we currently do not expect the HFCAA to prevent us from maintaining the trading of the ADSs in the U.S., uncertainties exist with respect to future determinations of the PCAOB in this respect and any further legislative or regulatory actions to be taken by the U.S. or Chinese governments that could affect our listing status in the U.S. If the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs, and materially and adversely affect the value of your investment. Also, such a prohibition could significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects. For a detailed description of risks related to the HFCAA, see “—D. Risk Factors—Risks Relating to Doing Business in China—The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows through Our Organization

The cash transfers within our organization are generally made in the following manners: (i) the Company transfers cash to its subsidiaries by way of providing loans, making capital contributions and providing operating cash, and (ii) the Company’s subsidiaries transfer cash to the Company by way of repayment of loans and repayment of operating cash due to the Company. Other than cash transfers, no transfer of other assets has occurred between the Company and its subsidiaries. The following table presents cash transfers between the Company and its subsidiaries for 2021, 2022 and 2023:

	2021	2022	2023

	(RMB in thousands)
Cash transfers from the Company to its subsidiaries
- loans to subsidiaries	1,262,124	289,620	—
- providing operating cash to subsidiaries	—	—	180,583

Cash transfers from subsidiaries to the Company
- repayment of operating cash due to Company	5,971	20,595	—
- repayment of loans due to Company	—	735,673	553,984

For 2021, 2022 and 2023 and up to the date of this annual report, the Company’s subsidiaries did not make any dividend or distribution to the Company. Pursuant to the PRC Enterprise Income Tax Law and Implementation Regulations for the Corporate Income Tax Law (the “CIT Law”), a withholding tax rate of 10% would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends. The Cayman Islands, where the holding company is incorporated, does not have such a tax treaty with China. The CIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the CIT Law.

We paid a cash dividend of US$78.7 million to the holders of our ordinary shares or ADSs on December 6, 2023. As an offshore holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net profits each year to fund a statutory surplus reserve which are no less than 10% of their net profits each year until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 4. Information on the Company—B. Business Overview—Regulation—Taxation” for more details.

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

Summary of Risk Factors

●	Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.
●	The reduction, modification, delay or elimination of government subsidies and other economic incentives in solar energy industry may reduce the profitability of our business and materially adversely affect our business.
●	We require a significant amount of cash to fund our operations and future business developments. If we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.

●	The oversupply of solar cells and modules in the solar industry may cause substantial downward pressure on the prices of our products and reduce our revenue and earnings.
●	We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our business and operations abroad may be adversely affected and our ability to maintain, develop and expand our business abroad may be restricted.
●	We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.
●	Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.
●	We may not be able to obtain sufficient raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.
●	The loss of, or a significant reduction in orders from, any of our customers could significantly reduce our revenue and harm our results of operations.
●	We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.
●	Prepayment arrangements to our suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.
●	Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.
●	Shortage or disruption of electricity supply may adversely affect our business.
●	Our long-term investment which accounted for using fair value option is subject to uncertainties in accounting estimates. Fluctuations in the changes in fair value of these assets would affect our financial results.
●	Our substantial indebtedness could adversely affect our business, financial condition and results of operations.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	Changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially adversely affect our competitive position.
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise impact or restrict our certainty to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.
●	The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, which could impose uncertainty on our capital raising activities.

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly reduced. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen and the competition in the global market also intensified in the second half of 2016. In 2022, the energy intensity exacerbates the supply shortage and rising price of silicon materials in the industry, which affected the demand and price of solar modules. In 2023, the increase in Federal Reserve interest rates caused some volatility in financing cost and investment return rate of PV projects, which in turn affected the general conditions of the global PV market. The current international political environment, including existing and potential changes to United States and China trade and tariffs policies, have resulted in uncertainty surrounding the future of the global economy. Moreover, some countries and regions, such as the United States, EU and India, are proactively developing domestic solar supply chains, which may lead to, to some extent, reduced demand in solar products imported from China and in turn negatively affect our business. The average selling price of our solar modules in 2023 decreased as compared to that in 2022.

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

We received government grants totaling RMB465.7 million, RMB1.09 billion and RMB1.18 billion (US$165.6 million) for 2021, 2022 and 2023, respectively, which included government grants for our production scale expansion, technology upgrades and export market development. We cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power and solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the National Development and Reform Commission of China (the “NDRC”), the Ministry of Finance and the National Energy Administration in China (the “NEA”) issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2023, the Japanese government cut down its FIT from JPY40 to JPY16 for projects below 10 KW, from JPY42 to JPY10 for certain projects of 10 KW to 50 KW, and to JPY9.5 for projects above 50 KW. In 2024, the Japanese government further cut down its FIT to JPY9.2 for projects above 50 KW.

In 2023, we generated 61.7 % of our total revenue from overseas markets, and North America, Asia Pacific (except China which includes Hong Kong and Taiwan) and Europe represented 8.8%, 16.4% and 18.3% of our total revenue, respectively. As a result, any significant reduction in the scope or discontinuation of government incentive programs in the overseas markets, especially where our major customers are located, could cause demand for our products and our revenue to decline and have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of the ADSs.

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

Our working capital was RMB1.88 billion (US$265.4 million) as of December 31, 2023. Our management believes that our cash position as of December 31, 2023, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report.

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

In 2017, the Financial Conduct Authority (“FCA”) and the Financial Policy Committee (“FPC”) of the United Kingdom expressed concerns about the future sustainability of LIBOR benchmarks due to the lack of active underlying markets and limited availability of term unsecured deposit transactions. To allow the market sufficient time to transition away from LIBOR, the LIBOR panel banks agreed to continue submitting to LIBOR until the end of 2021, which has been extended to the end of June 2023 for U.S. dollar LIBOR only.

In March 2021, the FCA and ICE Benchmark Administration, the administrators of LIBOR, announced that sterling, Euro, Swiss franc and Japanese yen LIBOR panels, as well as panels for 1-week and 2-month U.S. dollar LIBOR, will cease at the end of 2021, with the remaining U.S. dollar LIBOR panels to be ceased at the end of June 2023.

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

We face risks associated with the manufacturing, marketing, distribution and sales of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our business and operations abroad may be adversely affected and our ability to maintain, develop and expand our business abroad may be restricted.

In 2021, 2022 and 2023, we generated 75.2%, 58.1% and 61.7%, respectively, of our total revenue from sales outside China. We also have manufacturing facilities in the United States, Malaysia and Vietnam. In January 2018, we entered into a master solar module supply agreement (the “Master Agreement”) with NextEra Energy, Inc., or NextEra. Under the Master Agreement, as amended in March 2018, we will supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with the Master Agreement, we established our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and reached full production capacity of 400 MW in the first half of 2019. Our 7GW monocrystalline silicon wafer plant in Vietnam commenced production in the first quarter of 2022 and reached full production capacity in the third quarter of 2022. We continued to invest in increasing N-type production capacity overseas in 2023, and by the end of 2023, we had an aggregate of 12 GW integrated wafer-cell-module capacity overseas, with the production capacity of N-type accounting for over 75%.

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

Under the impact of Hoshine WRO and UFLPA, some of our products imported into the United States may be detained by CBP from time to time. We have been in continuous discussion with CBP and related United States authorities regarding related matters including but without limitation to CBP’s standards and requested documents regarding detained shipments. We have submitted documents requested by CBP for the admissibility of the detained shipments. After reviewing our submissions, our detained shipments were progressively released by CBP. CBP has consistently admitted a large volume of our shipments to the U.S.

We do not tolerate any use of forced labor, whether in our own manufacturing facilities or, to the best of our knowledge, throughout our supply chain. We monitor our manufacturing facilities to ensure no forced labor is used. Our direct sales to the U.S. market accounted for 4.5% and 8.8% of our total revenues in 2022 and 2023, respectively. Given the fact that we had a manufacturing facility in Xinjiang in the past, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in the manufacturing of our products or in our supply chain and, put our facilities or their affiliate companies on the list of entities to be issued pursuant to UFLPA. We have disposed of 100% equity interest in the manufacturing facilty in Xinjiang. Furthermore, under the impact of Hoshine WRO and UFLPA, importation of our products to the United States may be partially or entirely suspended or blocked. Either of these types of regulatory or legislative action would adversely affect our business, financial condition and results of operations.

In addition to the actions taken or being considered by the U.S. government as discussed above, there is a growing concern regarding the alleged used of forced labor issue in the XUAR in the European Union, Canada, Australia, Japan and certain other countries. For example, on Janarary 1, 2024, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Canada Supply Chains Act”), Canada’s new supply chain transparency law, came into effect, which amends Canada’s Customs Tariff to allow for a prohibition on the importation of goods manufactured or produced, in whole or in part, by forced labour or child labour as those terms are defined in the Canada Supply Chains Act. In addition, in June 2022, the European Parliament passed Resolution on the human rights situation in the XUAR, including the Xinjaing police files. European Commission issued, on September 14, 2022, a Proposal for a Regulation of the European Parliament and of the Council on prohibiting products made with forced labour on the European Union (the “Proposal”). Based on the Proposal, on October 26, 2023, the European Parliament issued the Draft European Parliament Legislative Resolution on the proposal for a regulation of the European Parliament and of the Council on prohibiting products made with forced labour on the Union market.If any new legislation or regulatory action with respect to these issues were to be enacted in those regions that impose additional restrictions or requirements on importation of goods that are produced or manufactured, wholly or in part, in the XUAR, our business and operation in these regions would be adversely affected.

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

Our direct sales to the U.S. market accounted for 15.7%, 4.5% and 8.8% of our total revenues in 2021, 2022 and 2023, respectively. In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. JinkoSolar was on the list of the solar companies subject to such investigations by the U.S. Department of Commerce. On November 9, 2011, the U.S. Department of Commerce announced that it launched the anti-dumping duty and countervailing duty investigation into the accusations. On December 7, 2012, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, cash deposits were required to pay on import into the United States of the CSPV cells, whether or not assembled into modules from China. The announced cash deposit rates applicable to us were 13.94% (for anti-dumping) and 15.24% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the subsequent administrative reviews by U.S. Department of Commerce.

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. On October 29, 2020, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review pursuant to the final judgement of the United States Court of International Trade; the final subsidy rate applicable to us for the entries made during the period from January 1, 2015 through December 31, 2015 was changed to 4.22%. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In October 2020, the U.S. Department of Commerce issued the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 68.93%. In December 2020, the U.S. Department of Commerce amended the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 95.5% after such amendment. In December 2020, the U.S. Department of Commerce issued the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 12.67%. In April 2021, the U.S. Department of Commerce amended the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 11.97% after such amendment. In February 2020, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In August and October 2021, the U.S. Department of Commerce issued the final results of the seventh administrative review, according to which the anti-dumping and countervailing deposit rate applicable to us was 0% and 19.28%, respectively. In February 2021, the U.S. Department of Commerce initiated the eighth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In June 2022, the U.S. Department of Commerce issued the final result of the eighth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 15.71%. In August 2022, the U.S. Department of Commerce amended the final result of the eighth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 20.99% after such amendment. In June 2022, the U.S. Department of Commerce issued the final result of the eighth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 15.75%. In August 2022, the U.S. Department of Commerce amended the final result of the eighth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 15.87% after such amendment. In February 2022, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2023, the U.S. Department of Commerce issued the final result of the ninth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 36.5%. In July 2023, the U.S. Department of Commerce issued the final result of the ninth countervailing administrative review, which was amended in August 2023. As a result, the countervailing deposit rate applicable to us was 10.34%. In February 2023, the U.S. Department of Commerce initiated the tenth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The tenth administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change. In February 2024, the U.S. Department of Commerce initiated the eleventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The eleventh administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

On February 8, 2022, Auxin Solar Inc. (“Auxin”), a U.S. manufacturer of solar modules, requested that the U.S. Department of Commerce to open nationwide inquiries as to whether crystalline silicon photovoltaic cells and modules containing such cells (solar cells and modules) that are produced and/or assembled in Cambodia, Malaysia, Thailand or Vietnam using parts and components from China and exported to the United States, are circumventing the anti-dumping and countervailing orders on solar cells and modules from China. On March 25, 2022, the U.S. Department of Commerce determined to initiate the circumvention inquiries (the “Anti-Circumvention Case”). In August 2023, the U.S. Department of Commerce issued the final determination of the Anti-Circumvention Case, according to which solar cells and solar modules produced in and exported to the United States from Malaysia by Jinko Solar Technology Sdn. Bhd. or Jinko Solar (Malaysia) Sdn. Bhd., using wafers produced in China that were exported by specific affiliated companies, are not circumventing the anti-dumping and countervailing orders on solar cells and modules from China.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In April 2018, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews were 165.04% (for anti-dumping) and 94.83% (for countervailing). We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In May 2019, the U.S. Department of Commerce initiated the fourth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fourth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in September and October 2019, respectively. In April 2020, the U.S. Department of Commerce initiated the fifth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fifth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2020. In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. In September 2020, the U.S. International Trade Commission determined that revocation of the countervailing and antidumping duty orders would likely lead to continuation or recurrence of material injury to an industry in the United States within a reasonably foreseeable time and as a result the U.S. Department of Commerce hereby ordered the continuation of the AD and CVD orders on crystalline silicon photovoltaic products from China. The U.S. Customs and Border Protection will continue to collect AD and CVD cash deposits at the rates in effect at the time of entry for all imports of subject merchandise. In February 2021, the U.S. Department of Commerce announced the opportunity for interested parties to request the sixth administrative review and the due date for such request was the last day of February 2021. However, the sixth administrative review was not initiated. In March 2021, the U.S. Department of Commerce revoked, in part, the antidumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In April 2022, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The seventh administrative review of the anti-dumping duty order was rescinded, and we were not covered by the seventh administrative review of the countervailing duty order. The eighth administrative review (review period from February 1, 2022 to January 31, 2023) of the anti-dumping duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China was rescinded in July 2023 and the eighth administrative review of countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China was not initiated. In July 2023, the U.S. Department of Commerce revoked, in part, the antidumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In February 2024, the U.S. Department of Commerce announced the opportunity for interested parties to request the ninth administrative review and the due date for such request is the last day of February 2024. In April 2024, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. Such review is pending as of the date of this annual report, and therefore, the final anti-dumping rate applicable to us is subject to change. The ninth administrative review of countervailing duty orders with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China has not been initiated as of the date of this annual report.

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

In November 2023, Turkish Ministry of Trade initiated an anti-circumvention investigation on "photovoltaic cells assembled in modules or made up into panels" under the Harmonized System Codes of 8541.43.00.00.00 imported from Malaysia and certain other countries to investigate whether such products circumvent the anti-dumping duties currently imposed on similar products from China. This anti-circumvention investigation is pending as of the date of this annual report.

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

In May 2021, the Department of Commerce of India initiated anti-dumping investigation concerning imports of solar cells whether or not assembled partially or fully in modules or panels or on glass or some other suitable substrates originating in or exported from mainland China, Thailand and Vietnam. ln November 2022, the Department of Commerce of India issued the notice to terminate such anti-dumping investigation without taking any anti-dumping safeguard measures.

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

The prices of polysilicon, the essential raw material for solar cell and module products and silicon wafers have been subject to significant volatility. Historically, increases in the price of polysilicon had increased our production costs. The price of polysilicon increased significantly in 2020 due to the supply shortage of polysilicon. In the first half of 2020, supply of polysilicon was negatively affected by the decreasing downstream demand due to the COVID-19 pandemic. In the second half of 2020, the production capacity of polysilicon of some key manufacturing facilities reduced due to the explosion accidents and maintenance activities, which further intensified the supply shortage. In 2021 and 2022, the price of polysilicon continued to increase due to power rationing and lockdowns as a result of the COVID-19 pandemic in certain regions of China. The price of the polysilicon began to decline in the first quarter of 2023, which stimulated the module demand globally. Due to the substantial release of polysilicon production volumes and excess inventory, polysilicon price declined sharply in the second quarter of 2023, and continued to decline in the second half of 2023. Module price was, to some extent, affected by the decline in polysilicon price and dropped significantly in 2023. In January and February 2024, seasonality combined with intense competition from certain manufacturers undermined the market sentiment, which in turn caused volatility in the market. In March 2024, as demand picked up and inventory reduced, module prices gradually stabilized and bidding prices for some projects rebounded slightly.

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

In 2021, 2022 and 2023, our five largest group suppliers accounted for 78.7%, 77.4% and 83.1% respectively, of our total silicon purchases by value. In 2021, three of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 28.5% of our total silicon purchases by value. In 2022, two of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 34.0% of our total silicon purchases by value. In 2023, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 30.6% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

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

In 2021, 2022 and 2023, sales to our top five group customers represented 14.9%, 15.3% and 16.8% of our total revenue, respectively. In 2021, 2022 and 2023, our largest group customer accounted for 4.6%, 5.4% and 5.1% of our total revenue, respectively. A “group customer” refers to an aggregation of our customers that are within the same corporate group. Our relationships with our key customers for solar modules have been developed over a relatively short period of time and are generally in nascent stages. Our key module customers include NextEra, Consolidated Edison Development, Trung Nam Construction Investment, Copenhagen Infrastructure Partners, Spower, LLC, Enel Group and Swinerton Builders. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2023, we had RMB5.21 billion (US$734.4 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts, and even if we do, the collateral we received is deeply subordinated and shared with all other customers and other senior lenders of the suppliers.

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

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends and the prices of solar power products. We recorded inventory provisions of RMB701.7 million, RMB1.82 billion and RMB682.0 million (US$96.1 million) in 2021, 2022 and 2023, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Our accounts receivable turnover were 69 days, 74 days and 79 days in 2021, 2022 and 2023, respectively. Correspondingly, we recorded provisions for accounts receivable from third parties of RMB323.1 million, RMB584.1 million and RMB685.2 million (US$96.5 million) as of December 31, 2021, 2022 and 2023, respectively. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, and the consideration of the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, we may need to continue to provide for credit losses and write off overdue accounts receivable we determine as not collectible.

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

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, 2022, the Singapore Customer filed its Reply Memorial accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon. On July 17, 2022, Jinko IE submitted its Rejoinder Memorial with all evidence correspondingly in reply to Reply Memorial. From October 10 to 21, 2022, the hearing for liability issue was held in Singapore, during which the tribunal heard the parties’ oral opening statements, evidence from the parties’ factual and expert witnesses, and oral closing statements. According to the tribunal’s directions, the parties submitted Post-hearing Briefs on January 20, 2023 and the Reply Post-hearing Briefs on March 3, 2023. On August 17, 2023, the tribunal issued Partial Award on Jurisdiction and Liability (the “Partial Award”), as corrected on October 2, 2023. Pursuant to the Partial Award, 365,000 solar modules supplied by Jinko IE to Singapore Customer under the 2012 Contract and 2013 Contract are deemed unsuitable for their intended purpose. The details regarding the remedies to be granted (if any) and the compensation amount that Jinko IE is required to provide will be determined in the final award. The final award is expected to be issued within one to two years. In November 2023, Jinko IE initiated procedures with the local court to set aside the Partial Award (case number “OA 1165”). On April 25, 2024, the court dismissed Jinko IE’s application to set aside the Partial Award. On February 21, 2024, Singapore Customer filed and served its submissions on remedies quantifying its claim at US$38,564,987 (equivalent to RMB273 million) plus the costs of disposal of the defective Modules and interest on damages at a rate of 5.33%. Jinko IE will file and serve its Submissions on Remedies by June 4, 2024 according to the current schedule of the case. Based on the latest submission of the Singapore Customer, our management reassessed the potential exposures with the assistance from the external legal counsel and believe that Jinko IE has reasonable grounds to challenge the amount claimed by the Singapore Customer for damages in this consolidated arbitration. Based on the assessment, our management concluded that its best estimate for the potential liabilities arising from the arbitration would be RMB180.0 million as of December 31, 2023. As a result, we recorded an accrual of approximately RMB180.0 million for this expense in the consolidated financial statements for the year ended December 31, 2023. If the arbitration did not rule in our favor, our results of operations, financial position and reputation could be materially and adversely affected.

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

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 14, 2020. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of penalty for such violation. Though not specified in Plaintiff B’s request, in general we do not expect the amount of such penalty to exceed €250,000. On November 30,2020, JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty. On August 23, 2021, Düsseldorf Regional Court dismissed Plaintiff B’s request for penalty. The oral proceedings at the Düsseldorf Higher Regional Court was held on March 30, 2023. Following this hearing, the Düsseldorf Higher Regional Court decided on April 20, 2023 that evidence should be taken by firstly hearing a witness and subsequently obtaining a written technical opinion from a court appointed expert. On June 2, 2023, Jiangxi Jinko and Hanwha Solutions Corporation and its affiliates entered into a patent cross-license and settlement agreement ("Patent Cross-License and Settlement Agreement"), pursuant to which both parties agree to: (a) grant mutual licenses to each other concerning a number of patents, including but not limited to the patents in dispute, and payment of license fees, and (b) terminate all worldwide pending patent infringement and invalidation proceedings between both parties (including each party's affiliates). Consequently, JinkoSolar GmbH withdrew its appeal on June 22, 2023 and Düsseldorf Higher Regional Court terminated the proceedings by a decision dated June 26, 2023.

(iii) On March 12, 2019, Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. Since then, the parties have taken multiple procedural steps required by the court’s directions in relation to infringement and validity claims and defences. The final hearing was held from September 23 to 30 and October 10 to 14, 2022. Pursuant to the Patent Cross-License and Settlement Agreement entered into between Jiangxi Jinko and Hanwha Solutions Corporation and its affiliates dated June 2, 2023, Jinko AUS and Hanwha Q CELLS Plaintiffs filed the Notice of Discontinuance dated June 23, 2023, which was acknowledged by the court on June 26, 2023.

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

On June 24, 2019, JinkoSolar GmbH filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. An additional hearing was held on September 28 and 29, 2022, during which the opposition division finally decided to uphold the patent with the limited claims and an amended version of the patent description. Currently, the European Patent Office has not yet issued its decision including the grounds in writing. Following the Patent Cross-License and Settlement Agreement entered between Jiangxi Jinko and Hanwha Solutions Corporation and its affiliates dated June 2, 2023, JinkoSolar GmbH filed the request for withdrawal of the opposition on June 26, 2023 which the European Patent Office acknowledged on the same day.

On May 7, 2021, one of our Spanish customers (the “Spanish Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 26251/JPA) against Jiangxi Jinko in connection with dispute arising out of a PV Module Sales Contract entered into in August, 2020 (“Contract”). In the Request Spanish Customer’s claims are based on (1) Jiangxi Jinko’s alleged breaches of the Contract by being unable to deliver the goods at the initially agreed shipping dates and price; (2) the subsequent termination of the Contract by the Spanish Customer; (3) alleged replacement purchases the Spanish Customer has made to replace the goods originally ordered from Jiangxi Jinko; and (4) alleged further costs and other indirect damages purportedly incurred by the Spanish Customer as a consequence of Jiangxi Jinko’s alleged breaches and relating to the PV plant in Australia for which the goods had been intended. On July 21, 2021, Jiangxi Jinko submitted the Answer to the Request and Counterclaim, denying that the Spanish Customer is entitled to the relief it requests and raising a counterclaim for damages its loss of profit as well as wasted costs expended in reliance on the performance of the Contract. On January 28, 2022, the tribunal confirmed the Terms of Reference and Procedural Order No.1 signed by the Spanish Customer and Jiangxi Jinko, according to which, except any extension granted by the tribunal, (1) the Spanish Customer will submit Statement of Claim before April 6, 2022 and Jiangxi Jinko will submit Statement of Defense and Counterclaim before June 6, 2022, (2) the Spanish Customer will submit Statement of Reply and Defense to Counterclaim before September 6, 2022, Jiangxi Jinko will submit Statement of Rejoinder and Reply on Counterclaim before November 4, 2022 and the Spanish Customer will submit Rejoinder on Counterclaim before December 19 2022, (3) the hearing will be held during the week of April 17, 2023. On April 6, 2022, the Spanish Customer submitted Statement of Claim, which maintained the claims as the Request and additionally claimed the legal interest accrued on the amounts requested. On June 6, 2022, Jiangxi Jinko rejected the claims and brought the counterclaim for the wrongful termination in its submission of Statement of Defense and Counterclaim. On September 6, 2022, the Spanish Customer submitted Statement of Reply and Defense to Counterclaim to maintain its positions. On November 4, 2022, Jiangxi Jinko repeatedly denied the claims and claimed for the damgas in its submission of Statement of Rejoinder and Reply on Counterclaim. On December 19, 2022, the Spanish Customer submitted Rejoinder on Counterclaim. The hearing took place from April 18 to 19, 2023 in Madrid. In June 2023, the Spanish Customer and Jiangxi Jinko reached a settlement agreement ("Settlement Agreement"), pursuant to which, both parties irrevocably waived any claims, demands, liabilities in relation to the Contract and further agreed to enter into a separate PV Module Sales Contract ("Sales Contract") with the quantity of around 325MW, and both parties mutually agreed that Jiangxi Jinko shall provide a rebate in the form of a credit note in the amount of US$8.5 million ("Rebate Amount") to the Spanish Customer in relation to the goods to be purchased under the Sales Contract. The Rebate Amount shall be deducted proportionally from each payment of the purchase price of the Sales Contract. On September 13, 2023, the tribunal ordered the termination of the proceedings upon both parties' mutual consent.

On June 17, 2022, one of our Indian customers (the “Indian Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 27085/OSI) against Jiangxi Jinko in connection with dispute arising out of a project module supply agreement entered into in May 2017 (“Supply Agreement”). The Indian Customer further submitted Statement of Claim on December 9, 2022, in which the Indian Customer confirmed it does not pursue its claims requiring Jiangxi Jinko to repair or replace relevant modules under the warranty certificate and amended the amount of damages as follows: (i) delay Liquidated Damages in the amount of US$363.3 million; (ii) costs arising from or in connection with the construction / installation of 32MW of additional capacity for the purpose of making up alleged shortfall in the performance of the plant due to allegedly deficient and/or defective modules in the amount of US$14.1 million; and (iii) liquidated damages levied against the EPC Contractor by the owner of the plant in the amount of US$14.6 million, together totalling US$392.0 million. Jiangxi Jinko submitted Statement of Defence and Counterclaim on March 10, 2023, strongly defending itself and claiming that the Indian Customer failed to pay the invoices amounting to US$5.3 million On May 22, 2023, the Indian Customer submitted Reply and Defence to Counterclaim. On June 23, 2023, Jiangxi Jinko submitted Rejoinder to Reply to Defence to Statement of Claim and Reply to Defence to Counterclaim. On June 27, 2023, the Indian Customer submitted Rejoinder to Reply to Defence to Counterclaim. On September 8, 2023, Jiangxi Jinko submitted Surrejoinder to Rejoinder to Reply to Defence to Counterclaim. On October 6, 2023, the Indian Customer submitted Rebutter to Surrejoinder to Rejoinder to Reply to Defence to Counterclaim. On November 9, 2023, Jiangxi Jinko sent a sealed offer to the Indian Customer which was accepted by the Indian Customer and its related parties of the present arbitration on November 15, 2023. Accordingly, Jiangxi Jinko paid a total of US$30,540,793.40 by December 13, 2023, and the Sealed Offer was made in full and final settlement of (1) all of the Indian Customer's claims and Jiangxi Jinko's counterclaims as set out in the present arbitration, and (2) all claims that the Indian Customer (or any of its related parties of the present arbitration) has against Jiangxi Jinko (or any of its affiliates): (i) under or in connection with the Supply Agreement and the related warranty certificate; (ii) under or in connection with the module supply agreement relating to the 32MW additional modules; and (iii) in relation to the power project underlying the Supply Agreement. On December 15, the tribunal issued an order for Discontinuance of the Arbitration upon both parties' mutual consent. Pursuant to the Order declared by the tribunal, we recorded settlement expenses of US$30.5 million (equivalent to RMB216 million) in the fourth quarter of 2023, which was fully settled in December 2023.

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

We have invested in, and intend to continue to selectively invest in, businesses that complement our existing business and may make other financial investments. We recognized a gain from change in fair value of nil, RMB101.9 million and RMB221.5 million (US$31.2 million) for 2021, 2022 and 2023, respectively. The long-term investment which accounted for using fair value option represented our equity investment in two private companies and a Chinese public company. The fair value changes in our long-term investment which accounted for using fair value option may negatively affect our financial performance. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. Factors beyond our control can cause adverse changes to the estimates we use and thus adversely affect the fair value of our unlisted investments. These factors include changes in general economic conditions, market liquidity, asset values, and performance of the companies we invested in. As a result, asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our unlisted investments. Moreover, the value ultimately realized by us on disposal of these investments may be lower than their current fair value. Any of the foregoing factors could have an adverse impact on our results of operations and financial condition.

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

The NEA released a “Technology Top Runner” program in 2017, which has more stringent technology standards than other “Top Runner” programs, to promote solar projects using higher-efficiency modules (requiring a conversion efficiency rate of 18.9% or above for monocrystalline solar cells and 18.0% or above for multicrystalline solar cells) and most advanced technologies (especially breakthrough technologies that have not reached the stage of mass production). In order to promote our high-efficiency modules and cutting-edgy N-type cell technologies, (i) we and JinkoPower jointly established Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), a PRC company, in the third quarter of 2018, in which we then held 51% equity interest and had made capital contribution of RMB98 million in cash as of December 31, 2018, and (ii) we formed a bidding consortium with JinkoPower to bid for “Technology Top Runner” solar projects, and had won a 250 MW “Technology Top Runner” solar project in Shangrao, Jiangxi Province (the “Technology Top Runner Project”). We supplied N-type monocrystalline modules to this project, whose conversion efficiency is even higher than our P-type monocrystalline passivated emitter rear cell (“PERC”) modules. The Technology Top Runner Project was developed by Poyang Luohong. We sold all of our equity interest in Poyang Luohong to an independent third party, and filed the change of ownership with Shangrao Market Supervision Administration on December 17, 2019. We currently do not have plans to develop solar projects in China or overseas. As of December 31, 2023, we did not own any solar project in China, and we had only one solar power project in operation and one project under construction outside China.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2023, we had RMB13.58 billion (US$1.91 billion) in outstanding short-term borrowings (including the current portion of long-term borrowings and failed sale-leaseback financing) and RMB11.24 billion (US$1.58 billion) in outstanding long-term borrowings (excluding the current portion of long-term borrowings and failed sale-leaseback financing). For details regarding our borrowings, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in this annual report.

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

In addition, we are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes. As of December 31, 2023, RMB1.75 billion (US$246.3 million) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by local banks. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Furthermore, since the majority of our short-term borrowings came from Chinese banks, we are exposed to lending policy changes by the Chinese banks. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar power companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future.

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

As of December 31, 2023, we had short-term borrowings, including the current portion of long-term borrowings and failed sale-leaseback financing, of RMB1.42 billion (US$200.0 million), secured by certain of our inventory, land use rights, property, plant and equipment, bank deposit and accounts receivable. We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral upon request, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition, liquidity and results of operations may be materially adversely affected.

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

We currently own approximately 58.8% equity interest of Jiangxi Jinko and retain majority ownership of Jiangxi Jinko, but Jiangxi Jinko is managed by a separate board of directors and officers and those directors and officers owe fiduciary duties to the various stakeholders of Jiangxi Jinko, including shareholders other than our wholly-owned subsidiary. In the operation of Jiangxi Jinko’s business, there may be situations that arise whereby the directors and officers of Jiangxi Jinko, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2023 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our sales outside China represented 75.2%, 58.1% and 61.7% of our total revenue in 2021, 2022 and 2023, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly, among Renminbi, Euros and U.S. dollars. For example, we expect our revenue and gross margin to be adversely affected by the recent appreciation of Renminbi against U.S. dollars, as a substantial portion of our sales are denominated in U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred a foreign exchange loss of RMB355.5 million in 2021, a foreign exchange gain of RMB1.03 billion in 2022 and a foreign exchange gain of RMB938.1 million(US$132.1 million) in 2023. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

Occurrences of natural disasters, pandemic incidents as well as accidents and incidents of adverse weather in or around the places where we have manufacturing facilities in the future may result in significant property damage, electricity shortages, disruption of our operations, work stoppages, civil unrest, personal injuries and, in severe cases, fatalities. Such incidents may result in damage to our reputation or cause us to lose all or a portion of our production capacity, and future revenue anticipated to be derived from the relevant facilities.

Our founders collectively have significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

As of March 31, 2024, our founders, Xiande Li who is our chairman and chief executive officer, Kangping Chen, and Xianhua Li who is our director, beneficially owned 17.6%, 13.7% and 4.2%, respectively, or 35.5% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of this annual report, share options with respect to 11,850,500 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan, and no share options were outstanding and available for future grant under such plan; share options with respect to 14,476,580 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan; 2,600,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2021 Equity Incentive Plan; 12,000,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2022 Equity Incentive Plan; and 20,800,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2023 Equity Incentive Plan. As of the date of this annual report, there were an aggregate of 17,485,852 ordinary shares issuable upon the exercise of outstanding share options granted under our 2014 Equity Incentive Plan, and outstanding restricted shares granted under our 2021 Equity Incentive Plan, 2022 Equity Incentive Plan and 2023 Equity Incentive Plan.

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

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of December 31, 2023, we have 3,541 patents and 904 pending patent applications. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

Our success depends on the continued services of our founders, Mr. Xiande Li and Mr. Xianhua Li, and other executive officers and key personnel. We do not maintain key-man life insurance on any of our founders, executive officers and key personnel. If one or more of our founders, executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to readily replace them, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our founders, executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our founders, executive officers or key personnel and us, we cannot assure you, in light of difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China, that these agreements could be enforced in China where most of our founders, executive officers and key personnel reside and hold most of their assets. See “—Risks Related to Doing Business in China—Complexity and uncertainties with respect to the PRC regulatory environment, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us” in this annual report.

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

Moreover, we are required to obtain construction permits before commencing constructing production facilities. We are also required to obtain the approvals from PRC environmental protection authorities before commencing commercial operations of our manufacturing facilities. We are also required to comply with renewable energy development regulations and directives for our operations in China. We commenced construction of a portion of our solar cell and solar module production facilities prior to obtaining the construction permits and commenced operations of certain of our production facilities prior to obtaining the environmental approvals for commencing commercial operation and completing the required safety evaluation procedure. Although we have subsequently obtained all required environmental approvals covering all of existing production capacity except a portion of solar cell and solar module production capacity, we cannot assure you that we will not be penalized by the relevant government authorities for our non-compliance with the PRC environmental protection, safe production and construction regulations, including renewable energy development regulations and directives.

Although we did not have any material environmental incidents since 2021, we cannot assure you that our operations will not be disrupted by any environmental incidents. In addition, the relevant authorities may issue more stringent environmental protection, safe production and construction regulations in the future that may impact our manufacturing facilities in China or abroad, and the costs of compliance with new regulations could be substantial. If we fail to comply with the future environmentally safe production and construction laws and regulations, we may be required to pay fines, suspend construction or production, or cease operations. Moreover, any failure by us to control the use of, or to adequately restrict the discharge of, dangerous substances could subject us to potentially significant monetary damages and fines or the suspension of our business operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of novel coronavirus (“COVID-19”), monkey pox (mpox), Ebola virus disease, influenza A (“H1N1”), avian flu, severe acute respiratory syndrome (“SARS”), or other epidemic outbreak. In particular, the COVID-19 pandemic began in early 2020 and continued for approximately three years. The pandemic significantly affected China and many other countries, which imposed restrictive measures to prevent its spread, such as quarantines, travel restrictions and home office policies. These measures interrupted commercial activities throughout the world and adversely affected our business operations. China lifted most of the pandemic-control measures in December 2022 and downgraded the management of COVID-19 from Class A to Class B in January 2023. However, if the pandemic resurges, we may be subject to further negative impact by its outbreaks and related pandemic-control measures.

The outbreaks of contagious diseases and other adverse public health developments in China and around the world would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011, the impact of COVID-19, the Russia-Ukraine crisis since early 2022 and the related sanctions on Russia and other conflicts between Russia and Western countries, the Israel-Hamas war, tensions in the Red Sea, and the slowdown of the Chinese economy in the recent years. It is unclear whether the Chinese economy will continue slowing down, and economic conditions in China are sensitive to global economic conditions. Inflation risks have been heightened following the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. To combat inflation, the U.S. Federal Reserve has significantly raised the interest rate on reserve balances since 2022. Other major currencies including the Euro and the GBP have followed suit in interest rate raises. While there are expectations that major economies will cut interest rates soon, they may do so slowly and cautiously. These circumstances have resulted in significant market volatility globally. The conflict in Ukraine and the imposition of broad economic sanctions on Russia raises the prices of conventional energy, which may benefit development of the renewable energy. However, heightened tensions in international economic relations and the economic recession as a result of the conflict could adversely affect us and/or our supply chain, business partners, or customers. There have also been concerns over unrest in the Middle East, especially the tensions between the U.S. and Iran, and the Israel-Hamas war. In addition, tensions in the Red Sea escalated in 2023. These geopolitical tensions caused disruptions in logistics to some extent, which in turn affected shipping costs and resulted in volatility in energy prices. Furthermore, although the U.S. and China reached a phase-one deal in January 2020, the trade conflicts between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our export to the U.S. Economic conditions in China are sensitive to global economic conditions.

Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. In 2021, 2022 and 2023, we generated 24.8%, 41.9% and 38.3% of our net revenues from sales in China, respectively. China is one of the world’s largest emerging markets, while the economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition.

Changes in United States and China relations and related regulations may adversely impact our business, our operating results, our ability to raise capital and the price of the ADSs.

Political tensions between the United States and China have escalated. The U.S. government has taken a range of action relating to U.S.-China relations, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing sanctions, export controls and investment restrictions against Chinese companies, such as prohibitions on certain investments in China related to semiconductors and microelectronics, quantum information technologies, and artificial intelligence; imposing sanctions on certain officials of the PRC and Hong Kong governments, enacting legislation such as the UFLP Act, the HFCAA and the CHIPS and Science Act, and implementing enhanced reviews of companies with significant China-based operations. Partially in response to these actions, the PRC government has also taken steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 and the enactment of the Anti-Foreign Sanctions Law in 2021. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to do business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. For example, on May 8, 2023, U.S. government agents conducted searches pursuant to the search warrants at our production plant in Jacksonville, Florida and our office in San Francisco, California. Our production plant promptly resumed production following the search and its normal operations and production were not negatively affected. As of the date of this annual report, we have not received any indictments or other documents presenting criminal charges against us. In addition, new legislation, executive orders, tariffs, laws or regulations may be adopted that negatively affect companies with significant connections to the U.S. or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations may affect the competitive position of our products, the hiring of research and development personnel, our ability to sell our polysilicon products in the U.S. and certain other markets, the demand for our products or the products of companies that use our products as raw materials, our ability to raise capital, and the market price of the ADSs.

The SEC has issued statements and several sample comment letters focused on companies with significant China-based operations. Our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC, and this additional scrutiny could affect our ability to effectively raise capital in the United States.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Pursuant to amendment made to the HFCAA in 2022, the PCAOB may determine that it is unable to inspect or investigate completely registered public accounting firms in any foreign jurisdictions because of positions taken by any foreign authority, rather than an authority in the location in which the firms are headquartered or in which they have a branch or office, as was the case under the original version of the HFCAA.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 26, 2022, the SEC conclusively listed us as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not for the fiscal year of 2022, and do not expect to be for the fiscal year of 2023 or the foreseeable future, identified as a Commission-Identified Issuer under the HFCAA in respect of our annual report on Form 20-F.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

Meanwhile, given the uncertainty with respect to the interpretation of what constitutes a merger with or acquisition of a PRC domestic enterprise under the Circular 10, we cannot assure you that the 2008 Restructuring is in all respects compliance with Circular 10. If MOFCOM subsequently determines that its approval of the 2008 Restructuring was required, we may face regulatory actions or other sanctions by MOFCOM or other PRC regulatory agencies. Such actions may include compelling us to terminate the contracts between Jiangxi Desun and us, the limitation of our operating privileges in China, the imposition of fines and penalties on our operations in China, restrictions or prohibition on the payment or remittance of dividends by Jiangxi Jinko or others that may have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

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

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially adversely affect our business. The PRC government also exercises control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. We cannot predict whether changes in China’s political, economic and social conditions, laws, regulations and policies will have any material adverse effect on our current or future business, financial condition and results of operations.

Complexity and uncertainties with respect to the PRC regulatory environment, including the interpretation and enforcement of PRC laws and regulations, could have a material adverse effect on us.

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC regulatory environment continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties and inconsistencies, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since PRC administrative authorities and courts have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may impede our ability to obtain or maintain licenses and permits or enforce the contracts we have entered into with our business partners, clients and suppliers. In addition, such uncertainties, including the inability to obtain or maintain licenses and permits and enforce our contracts, could materially adversely affect our business and operations. Rules and regulations in China may change quickly. In recent years, Chinese regulators have announced regulatory actions aimed at providing the Chinese government with greater oversight over certain sectors of China’s economy. Although the solar power industry has not been directly affected, we cannot guarantee that the Chinese government will not in the future take regulatory actions that materially adversely affect the business environment and financial markets in China as they relate to us, our ability to operate our business, our liquidity and our access to capital.

Furthermore, the implementation of intellectual property-related laws varies in different jurisdictions. These intellectual property laws may still be evolving and may not afford effective protection to us. In addition,, we cannot predict the effect of future developments in the PRC regulatory environment, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of national laws by local regulations. In addition, due to jurisdictional limitations, matters of comity and various other factors, the SEC, U.S. Department of Justice and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in the PRC. For example, there are significant legal and other obstacles to obtaining information needed for investigations or litigation in the PRC. Similar limitations apply to the pursuit of actions against individuals, including officers, directors and individual gatekeepers, who may have engaged in fraud or other wrongdoing. See “—It may be difficult to effect service of process on, or to enforce any judgments obtained outside the PRC against, us, our directors, or our senior management members who live inside the PRC.” Moreover, local authorities in the PRC may be constrained in their ability to assist U.S. authorities and overseas investors. In addition, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator, including the SEC, PCAOB, and the Department of Justice, can directly conduct investigations or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. Furthermore, shareholder claims that are common in the U.S., including class action under securities laws and fraud claims, generally are difficult or impossible to pursue as a matter of law or practicality in the PRC. Investors in the PRC may not have the ability to pursue or seek certain legal claims and remedies against China-based Issuers, or their officers, directors, and gatekeepers in U.S. courts as private plaintiffs, and may have to rely on domestic legal claims and remedies that are available in the PRC, which can be significantly different from those available in the United States and difficult to pursue. These uncertainties and limitations could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise impact or restrict our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.

A significant part of our business operations in China are conducted in China, we are exposed to legal and other risks associated with our operations in China. The PRC government may influence our operations at any time, which could result in a material change in our operations or the value of our ADSs.. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas or foreign investment in companies having operations in China, including us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless. Recently, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in China, such as filing requirements for overseas securities offering and listing of China-based companies, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data privacy and security, expanded efforts in anti-monopoly enforcement, and adopting new rules to request China-based companies to fulfill relevant filing procedure and report relevant information to the CSRC for overseas offerings. While we do not believe that these regulatory changes currently have any material impact on us, we will be required to comply with the filing requirements for our future securities offerings and listing, which we cannot guarantee that we will be able to complete in a timely manner, or at all.

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

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation require, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. In November 2021, the CAC promulgated the Draft Administrative Regulations on Cyber Data Security, or the Draft Cyber Data Security Regulations, for public comment. These draft regulations set forth different scenarios under which data processors would be required to apply for cybersecurity review. However, there is no definite timetable as to when these draft regulations will be enacted. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Security Assessment Measures for Data Provision Abroad, which became effective on September 1, 2022. In accordance with the Security Assessment Measures for Data Provision Abroad, a data processor should apply to the CAC for a security assessment under certain circumstances, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures for Data Provision Abroad provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation. We believe that these regulations are not applicable to us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

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

On February 17, 2023, the CSRC published the Overseas Listing Filing Rules, which took effect from March 31, 2023 and regulate both direct and indirect overseas offering and listing of PRC-based companies by adopting a filing-based regulatory regime. According to the Overseas Listing Filing Rules, if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuers shall be deemed as indirect overseas offering and listing: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in China.

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

Given the uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all. If it is determined that CSRC approval is required for any of our securities offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or for delay in obtaining CSRC approval for our offerings. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs.

In addition, our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. However, as there remain uncertainties with respect to the interpretation and implementation of the Overseas Listing Filing Rules as well as the Confidentiality and Archives Administration Provisions, which both have just been released recently, we cannot assure you that we will be able to complete such filings in a timely manner and/or fully comply with such regulations in connection with our continued listing overseas and our overseas securities offerings in the future. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

On December 26, 2017, the NDRC promulgated the Administrative Measures for the Outbound Investment of Enterprises (the “ODI Measure”), which took effect from March 1, 2018, and replaced the Administrative Measures for Approval and Record-filing on Overseas Investment Projects promulgated by the NDRC on April 8, 2014. The ODI Measure further enhances supervision of overseas investments through reports of seriously unfavorable events, inquiry letters and related supervision systems. Where PRC citizens make investments abroad through overseas enterprises under their control, the ODI Measure will apply mutatis mutandis.

Besides overseas investments of PRC subsidiaries, all of our overseas investments may subject to supervision and inspection under the ODI Measure, which may materially increase the complexity of regulatory compliance aspect of our overseas investments.

Our ability to access financing could be adversely affected by PRC regulations.

Laws, regulations and policies issued in the PRC may apply to our company. For example, the NDRC issued the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises, which came into effect on February 10, 2023. Such Administrative Measures require domestic enterprises and/or their overseas controlled enterprises or branches to procure the registration with the NDRC of such issuance of debt instruments with a maturity of more than 1 year (not inclusive). Registrations for issuance of foreign debt may not be accepted by the NDRC for either administrative reasons or failure to meet the registration requirements. There is also no assurance that any registration with the NDRC will not be revoked or amended in the future.

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

We conduct a substantial part of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside 10% of their after-tax profits based on PRC accounting standards each year as statutory common reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2023, these general reserves amounted to RMB1.98 billion (US$279.3 million), accounting for 7.1% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us such as requiring prior approval from relevant banks.

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

Jiangxi Jinko, Zhejiang Jinko, Haining Jinko, Yiwu Jinko, Shangrao Jinko, Zhejiang New Materials and Anhui Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Zhejiang Jinko and Yiwu Jinko were designated by the relevant local authorities as a “High and New Technology Enterprise” in 2021, and will enjoy the preferential tax rate of 15% from 2021 to 2023. Jiangxi Jinko, Haining Jinko, Shangrao Jinko and Zhejiang New Materials were designated by the relevant local authorities as a “High and New Technology Enterprise” in November and December 2022, and will enjoy the preferential tax rate of 15% from 2022 to 2024. Anhui Jinko was designated by the relevant local authorities as a “High and New Technology Enterprise” in November 2023, and will enjoy the preferential tax rate of 15% from 2023 to 2025. Jinko Jinchang, Sichuan Jinko, Leshan Jinko, Qinghai Jinko and Chuxiong Jinko were designated by the relevant local authorities as an “Enterprise in the Encouraged Industry”. According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises in the encouraged industries that are established in the western region of China can continue to enjoy a preferential tax rate of 15% till December 31, 2030. However, we cannot assure you that the above subsidiaries will continue to qualify as “High and New Technology Enterprises” or “Enterprise in the Encouraged Industries” as they are subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and the Implementation Rules of the CIT Law will be enforced, and whether the future implementation of these rules will be consistent with the current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations could be materially adversely affected.

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

Circular 10 established additional procedures and requirements including the requirements that in certain instances foreign investors obtain MOFCOM’s approval when they acquire equity or assets of a PRC domestic enterprise. According to Article 35 of the Foreign Investment Law, a security review system for foreign investment will be established in the country, under which the security review shall be conducted for any foreign investment affecting or having the possibility to affect national security. According to Article 40 of the Foreign Investment Law, where any country or region takes any discriminatory prohibitive or restrictive measures, or other similar measures against the People’s Republic of China in terms of investment, the People’s Republic of China may take corresponding measures against the said country or region in light of the actual conditions. In the future, we may want to grow our business in part by acquiring complementary businesses, although we do not have plans to do so at this time. Complying with Circular 10, the Foreign Investment Law and other relevant regulations to complete these transactions could be time-consuming and costly, and could result in an extensive review by the PRC government and its increased control over the terms of the transaction, and any required approval processes may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In line with local customary practices, we have not made full contribution to the social insurance funds, and the contributions we made to the social insurance funds met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds in China to be RMB1.60 billion (US$225.0 million) as of December 31, 2023. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

A majority of our existing directors and senior management members reside in the PRC and a substantial part of our assets and the assets of such persons are located in the PRC. Accordingly, it may be difficult for investors to effect service of process on any of these persons or to enforce judgments obtained outside of the PRC against us or any of these persons. The PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments awarded by courts in many countries, including the Cayman Islands, the United States and the United Kingdom. Therefore, the recognition and enforcement in the PRC of judgments of a court in any of these jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult.

Higher labor costs and inflation in China may adversely affect our business and our profitability.

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 0.9%, 2.0% and 0.2% in 2021, 2022 and 2023, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

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

The market price for the ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of the ADSs ranged from US$25.89 to US$59.86 per ADS in 2023. The price of the ADSs may continue to fluctuate in response to factors including the following:

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2023, we had 208,560,477 ordinary shares outstanding, excluding 115,502 ADS representing 462,009 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes, and 1,360,000 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our majority-owned operating subsidiary in China, Jiangxi Jinko. As of December 31, 2023, we had 14 production facilities globally and 26 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia. As of the same date, we also had a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India to conduct sales, marketing and brand development for our products around the world.

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

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued convertible senior notes of US$85 million due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. As of the date of this annual report, the convertible notes of US$71.0 million in aggregate have been converted. In connection with the issuance of the convertible notes, we entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC, whom we refer to as the option counterparty. The zero strike call option transaction was completed in July 2021.

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

In April 2021, we won the 7th All Quality Matters Award for Green Module Efficiency at the Solar Congress 2021 held by TÜV Rheinland.

In May 2021, we officially updated our new value-based strategy to redefine the incorporation of principles, social responsibility and profitability.

In May 2021, we were awarded Top 1 Prestigious Module PV Brand in Vietnamese Market 2020 voting jointly organized by the National Steering Committee for electricity Development of Vietnam, the Ministry of Industry and Trade (MOIT), and Vietnam Energy Magazine.

In May 2021, we received the award for Best HR Strategy of the Year at the Energy HR Summit India 2021.

In May 2021, Mr. Mengmeng (Pan) Li became our new chief financial officer and Mr. Haiyun (Charlie) Cao resigned as chief financial officer of our company, in order to comply with certain business operation independence requirements of the STAR Market in relation to the proposed listing of our principal operating subsidiary, Jiangxi Jinko on the STAR Market.

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

In September 2021, we were awarded the “Top Brand PV USA” seal by EUPD Research.

In October 2021, we achieved a major technical breakthrough on our N-type monocrystalline silicon solar cell, setting a new world record for the fourth time in a year with the maximum solar conversion efficiency of 25.4% for our large-size passivating contact solar cell.

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

In January 2022, Jiangxi Jinko had completed the STAR Listing. Jiangxi Jinko issued 2,000,000,000 shares representing approximately 20% of the total 10,000,000,000 shares outstanding after the STAR Listing. The shares were issued at a public offering price of RMB5.00 per share and the total gross proceeds of the STAR Listing were approximately RMB10.00 billion. After the STAR Listing, we owned approximately 58.62% equity interest in Jiangxi Jinko.

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

In July 2022, we announced a share repurchase program of up to US$200 million of our ordinary shares represented by ADSs during an 18-month period. Repurchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as our insider trading policy. We plan to use our existing funds to fund repurchases made under the share repurchase program. We have not repurchased any ADSs under this share repurchase program as of the date of this annual report. As of December 19, 2023, we had repurchased approximately US$9.1 million of the ADSs authorized under this share repurchase program. On December 20, 2023, we extended this share repurchase program for an additional 18-month period through June 30, 2025. Under the extended share repurchase program, we may repurchase up to approximately US$190.9 million of our ordinary shares represented by the ADSs through June 30, 2025. As of April 24, 2024, we had repurchased approximately US$89.0 million of the ADSs authorized under this extended share repurchase program. As of the same date, approximately US$101.9 million of the ordinary shares represented by the ADSs under the extended share repurchase program had not been utilized.

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

In April 2023, our EAGLE Encore Residential Solar + Storage platform was recognized by Green Builder® Media as a 2023 Sustainable Product of the Year.

In May 2023, we were recognized as a Top Performer in the 2023 PV Module Reliability Scorecard published by PV Evolution Labs (PVEL) for the ninth consecutive year.

In May 2023, Jiangxi Jinko entered into an equity transfer agreement with Ziyang Major Industry Equity Investment Fund Partnership (Limited Partnership) and Mr. Shihong Dong, pursuant to which Jiangxi Jinko agreed to sell its 100% equity interest in Xinjiang Shibang Solar Energy Technology Co., Ltd. (formerly known as Xinjiang Jinko Solar Co., Ltd.) at a consideration of RMB4.3 billion to Ziyang Major Industry Equity Investment Fund Partnership (Limited Partnership) and Mr. Shihong Dong.

In May 2023, Jiangxi Jinko entered into an investment framework agreement with the Management Committee of Transformation Comprehensive Reform Demonstration Zone of Shanxi Province for an integrated project manufacturing monocrystalline silicon pull rod, silicon wafer, high-efficiency solar cells and modules.

In June 2023, we launched the Second Generation of the High Voltage Energy Storage Battery into the European market.

In June 2023, we were awarded the “Top Brand PV Europe Seal 2023” by internationally recognized research institute EUPD Research.

In June 2023, Jiangxi Jinko signed a strategic distribution agreement for residential storage solution with V. Kafkas SA., the leading Greek company in the field of Electrical Equipment, Lighting, Building Automation and Energy Management Solutions. This agreement covers Greece and Cyprus for the years 2023 and 2024.

In June 2023, we had delivered more than 220,000 Tiger NEO bifacial 72 modules to the 123 MW Verila Solar Power Plant in Bulgaria.

In July 2023, we officially became a member of the IRENA Coalition for Action, further affirming our dedication to sustainable energy development.

In July 2023, we achieved the highest “AAA” category ranking in PV Tech’s Q2 ModuleTech bankability report.

In August 2023, we were recognized as a 2023 Overall Highest Achiever for the fourth consecutive year in Renewable Energy Testing Center’s PV Module Index Report.

In August 2023, Jiangxi Jinko announced that it intends to offer ordinary shares, subject to market conditions and other factors, in a private offering to qualified institutional buyers in compliance with the requirements of the China Securities Regulatory Commission (the “Private Offering”). The gross proceeds of the Private Offering are expected to be not more than RMB9.7 billion, which will be used for (i) construction and development of the integrated project of Jiangxi Jinko in Shanxi, China, manufacturing monocrystalline silicon pull rod, silicon wafer, high-efficiency solar cells and modules, and (ii) working capital or repayment of loans for Jiangxi Jinko.

In August 2023, we were appointed a co-chair of the Tech, Innovation, and R&D Taskforce of B20 India.

In September 2023, we signed a Memorandum of Understanding with Failte Energy Solutions limited to supply Tiger Neo modules for a total capacity of 200MW.

In September 2023, we declared a cash dividend of US$0.375 per ordinary share of US$0.00002 each of the Company, or US$1.50 per ADS. The dividend was paid on December 6, 2023. The total amount of cash distributed for the dividend was approximately US$78.7 million.

In October 2023, the module shipments of Jiangxi Jinko exceeded 52GW for the nine months ended September 30, 2023, with N-type modules accounting for about 57% of these shipments. As of September 30, 2023, Jiangxi Jinko’s all-time cumulative global solar module shipments exceeded 190GW in total.

In October 2023, our affiliate signed the largest ever supply agreement with ACWA Power, to provide 3.8 GW N-type Tiger Neo modules for ACWA Power’s two projects, the 1,581MWp Al KAHFAH and the 2,257MWp AR RASS 2, in Saudi Arabia.

In October 2023, we achieved a major technical breakthrough for our 182 mm high-efficiency N-type monocrystalline silicon solar cell. We again set a new record with the maximum solar conversion efficiency of 26.89% for our 182 mm and above large-size monocrystalline silicon TOPCon solar cell. This result has been independently confirmed by the National PV industry Measurement and Testing Center.

In November 2023, our wafer factory in Sichuan Leshan passed the “Zero Carbon Factory Evaluation Code” and was awarded the “Zero Carbon Factory” certification by TÜV Rheinland for its advanced green business practices.

In December 2023, we were honored with the PV Magazine Publisher’s Pick Award 2023 for our latest commercial and industrial energy storage system SunGiga.

In December 2023, we were awarded with the ESG Transparency Award from EUPD Research.

In December 2023, we were granted 330 TOPCon patents after almost six years, overtaking most brands on the N-type TOPCon patent list.

In December 2023, the near and long-term science-based emissions reduction targets of Jiangxi Jinko were approved by the SBTi, making us the first PV company in the world to have our Net-zero targets validated. We are the second company in mainland China to achieve that status, as well as the third company in the global semi-conductor industry.

In January 2024, our affiliated company granted rights to certain of its N-type TOPCon (Tunnel Oxide Passivated Contact)-related patents to one of the top ten solar module companies in the world with reasonable license fee arrangement. In February 2024, our affiliated company granted rights to one of the top five solar cell companies in the world, allowing it to use certain of our patented TOPCon technologies in their relevant TOPCon products.

In January 2024, we won the Solar Power World 2023 Leadership in Solar Energy Award in the solar panel category.

In February 2024, we unveiled Neo Green panels. These N-type TOPCon Tiger Neo panels are produced in factories that were awarded the “Zero Carbon Factory” certification by TÜV Rheinland for their compliance with the criteria and requirements of such certification.

In February 2024, we became the premium sponsor of Gresini Racing S.r.l. for the MotoE World Championship 2024.

In April 2024, we were awarded the “Top Brand PV USA” seal by EUPD Research.

In April 2024, we were recognized as a Tier 1 energy storage provider by Bloomberg New Energy Finance (BNEF).

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

We sell our products in major export markets and China. As of December 31, 2023, we had 14 production facilities globally and 26 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia. As of the same date, we also had a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India to conduct sales, marketing and brand development for our products around the world. In addition, as of December 31, 2023, we had an aggregate of over 3,400 customers in over 190 countries and regions for our solar modules, including distributors, project developers and EPC.

Our solar cells and modules utilize advanced solar technologies, such as the PERC technology and half cell technology, and have achieved industry-leading conversion efficiency. By the end of 2021, 2022 and 2023, mass production conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 23.3%, 23.6% and 23.8%, respectively. By the end of 2021, 2022 and 2023, mass production conversion efficiency rate of our N-type monocrystalline solar cells was 24.5%, 25.1% and 25.8% respectively. We believe that both of these mass production conversion efficiency rates were consistently higher than industry average. In October 2021, our N-type monocrystalline solar cells reached the maximum conversion efficiency rate of 25.4%. In December 2022, our 182mm N-type monocrystalline solar cells reached the maximum conversion efficiency rate of 26.4%. In October 2023, our 182mm N-type monocrystalline solar cells reached the maximum conversion efficiency rate of 26.89%, and our large size N-type TOPCon module reached the maximum conversion efficiency rate of 24.76%. Furthermore, we made a significant breakthrough in the development of perovskite-silicon tandem N-type TOPCon cells, reaching a maximum conversion efficiency rate of 32.33%. In March 2024, mass production conversion efficiency rate of our N-type monocrystalline solar cells exceeded 26% and power output of our N-type modules was more than 30wp, higher than that of similar P-type modules.

Our high-quality manufacturing capabilities have enabled us to produce solar cells and modules meeting the industry’s highest performance standards. All of our solar modules sold in Europe are TÜV, PID, Salt mist, Ammonia, Dust & Sand and CE certified, all of our solar module sold in India are BIS certified, all of our solar modules sold in North America are UL certified, all of our solar modules sold in Korea are KS certified and our solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions, and we also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we guaranteed that all our standard PV modules meet IEC 62804 double anti-PID standards. In May 2018, our entire portfolio of PV modules passed the Potential Induced Degradation resistance test as required by TÜV Nord’s IEC TS 62804-1 standards. In March 2019, we received the 5th “All Quality Matters Award” from TÜV Rheinland. In October 2021, our Tiger and Tiger Pro module series met the carbon footprint verification standards of TÜV Rheinland Group, a leading global services provider in the testing of PV modules and components. In February 2022, our factory in Shangrao obtained our first SNI certification. In 2023, our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yiwu, Zhejiang Province, Chuzhou, Anhui Province, Leshan, Sichuan Province, as well as Malaysia and Vietnam received the SGS ISO50001:2018 certification and ISO14064-1:2018 certification. Our facilities in Hefei, Anhui Province and Chuxiong, Yunan Province also received the ISO14064-1:2018 certification. In addition, our mainstream 182mm N type products received the ISO14067: 2018 certification.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. At the end of May 2023, we announced the construction of a major production base of 56 GW integrated wafer-cell-module capacity in Shanxi (“Shanxi Integrated Base”), which will become the largest N-type integrated production facility in the industry. The Shanxi Integrated Base is our another strategic expansion of the mainstream production model in the PV industry. In September 2023, our integrated project in Shanxi, China started construction. As of December 31, 2023, we had an integrated annual capacity of approximately 85 GW for mono wafers, 90 GW for solar cells and 110 GW for solar modules. Our manufacturing facilities are primarily located in eight provinces across China, Florida of the United States, Penang of Malaysia and Quảng Ninh Province of Vietnam, providing convenient and timely access to key resources and suppliers. In late March 2024, Phase I of our integrated project in Shanxi, with a production capacity of 14GW, started production.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016, but still have two overseas solar power plants which are respectively located in Abu Dhabi and Mexico. The solar power plant in Mexico is still under construction.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from silicon wafers to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2023, sales of solar modules, silicon wafers and solar cells represented 96.5%, 0.2% and 1.3%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

The following table sets forth details of our sales volume by product for the periods indicated:

	2021	2022	2023
Products	(MW)	(MW)	(MW)
Silicon wafers	2,153.4	1,062.6	1,530.6
Solar cells	856.4	997.0	3,512.0
Solar modules	22,232.7	44,333.8	78,519.8

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

In 2021, 2022 and 2023, revenues from sales of solar module products to subsidiaries of JinkoPower amounted to RMB27.1 million, RMB325.2 million and RMB353.4 million (US$49.8 million), respectively.

Solar Modules

We commenced producing solar modules in August 2009. In 2023, we sold 78.5 GW of solar modules and generated RMB114.38 billion (US$16.11 billion) of revenue from sales of solar modules, which accounted for 96.5% of our total revenue. We expect that sales of solar modules will continue to be our largest revenue source in the future.

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

In January 2022, we had completed the STAR Listing of Jiangxi Jinko and started trading its shares on the Star Market (SSE, code: 688223). Jiangxi Jinko issued 2,000,000,000 shares representing approximately 20% of the total 10,000,000,000 shares outstanding after the STAR Listing. The shares were issued at a public offering price of RMB5.00 per share and the total gross proceeds of the STAR Listing were approximately RMB10.00 billion. After the STAR Listing, we owned approximately 58.62% equity interest in Jiangxi Jinko.

In February 2022, our Tiger Neo Bifacial BDV 570 (144 cells) and Tiger Neo Bifacial BDV 610 (156 cells) modules were officially certified by CERTISOLIS for their very competitively low carbon footprint values.

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

In June 2023, we had delivered more than 220,000 Tiger NEO bifacial 72 modules to the 123 MW Verila Solar Power Plant in Bulgaria.

In September 2023, we signed a Memorandum of Understanding with Failte Energy Solutions limited to supply Tiger Neo modules for a total capacity of 200MW.

In October 2023, the module shipments of Jiangxi Jinko exceeded 52GW for the nine months ended September 30, 2023, with N-type modules accounting for about 57% of these shipments. As of September 30, 2023, Jiangxi Jinko’s all-time cumulative global solar module shipments exceeded 190GW in total.

In October 2023, our affiliate signed the largest ever supply agreement with ACWA Power, to provide 3.8 GW N-type Tiger Neo modules for ACWA Power’s two projects, the 1,581MWp Al KAHFAH and the 2,257MWp AR RASS 2, in Saudi Arabia.

As of December 31, 2023, Jiangxi Jinko’s all-time cumulative global solar module shipments exceeded 210GW in total.

As of December 31, 2023, the average output of our 182mm 72 pieces Tiger Neo modules reached 585-590wp.

In January 2024, our affiliated company granted rights to certain of its N-type TOPCon (Tunnel Oxide Passivated Contact)-related patents to one of the top ten solar module companies in the world with reasonable license fee arrangement, allowing it to use certain of our patented TOPCon technologies in its relevant TOPCon products.

In April 2024, our subsidiary signed a purchase agreement with Nyox Srl, a leading renewable energy solutions provider based in Italy, to supply 100MW Tiger Neo modules.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. In 2018, we led the industry in the resizing of the 158 mm x 158 mm solar cell. In 2019, we released solar cells of larger size and incorporating the tilling ribbon technology, which greatly increased the power of the components and brought more benefits to customers. In 2020, we developed and mass produced highly efficient P-type monocrystalline solar cells of 163 mm x 163 mm and 182 mm x 182 mm, and constructed an industry-leading production line for N-type monocrystalline solar cells. In December 2020, our maximum mass production efficiency of P-type monocrystalline solar cells and N-type monocrystalline solar cells reached 23.2% and 24.2%, respectively. In October 2021, our high-efficiency N-Type monocrystalline silicon solar cell set new world record with the highest conversion efficiency of 25.4%. In the fourth quarter of 2021, the mass production efficiency of approximately 900MW N-type Topcon Cells in our Haining production facility has reached 24.5%, with the yield rate close to that of the PERC. In March 2024, the mass production efficiency of N-type TOPCon Cells exceeded 26%.

In July 2021, the maximum solar conversion efficiency of our advanced high-efficiency solar module reached 23.53% and outperformed the previous record of 23.01%, seting a new world record for large-size contract-passivated solar cells.

In October 2021, we achieved a major technical breakthrough on our N-type monocrystalline silicon solar cell, setting a new world record for the fourth time in a year with the maximum solar conversion efficiency of 25.4% for our large-size passivating contact solar cell.

In October 2023, we achieved a major technical breakthrough for our 182 mm high-efficiency N-type monocrystalline silicon solar cell. We again set a new record with the maximum solar conversion efficiency of 26.89% for our 182 mm and above large-size monocrystalline silicon TOPCon solar cell. This result has been independently confirmed by the National PV industry Measurement and Testing Center.

In February 2024, our affiliated company granted rights to certain of its N-type TOPCon-related patents to one of the top five solar cell companies in the world, allowing it to use certain of our patented TOPCon technologies in its relevant TOPCon products.

Silicon Wafers

We commenced production of monocrystalline silicon wafers and multicrystalline silicon wafers in March 2008 and July 2008, respectively.

In 2018, we developed P-type and N-type monocrystalline silicon wafers with high quality and low oxygen content of 158 mm x 158 mm. In 2019, we developed technologies for silicon wafers of larger size, which resolved technical difficulties such as non-destructive cutting and concentric circle defects, and combined with N4/N5 technology, greatly improved the quality and efficiency of N-type monocrystalline silicon wafers while reducing its cost. In 2020, we developed and mass produced high quality silicon wafers of 182 mm x 182 mm, and conducted research on silicon wafers of 210 mm x 210 mm or larger size. We optimized Outer-furnace Czochralski technology and charging technology and developed and verified N7/N8 technology, which greatly improved the quality and efficiency of silicon wafers while increasing manufacturing capacity and reducing costs. In 2021 and 2022, we continued to reduce the thickness of mono wafers to save on polysilicon. In 2023, we continued to optimize and upgrade crystal pulling and slicing technologies to further improve efficiency and reduce cost. By the end of 2023, thickness of the mass production of N-type 182mm silicon wafers and P-type 182mm silicon wafers had reduced to 120 microns and 135 microns, respectively.

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

Energy Storage System

We launched our energy storage system business in 2022. We offer residential energy storage system, commercial and industrial (C&I) energy storage system, and energy storage system designed for large-scale power plants. We have entered into framework agreements and distribution agreements regarding the supply of our energy storage systems with various power suppliers and distributors in China and worldwide including Middle and East Africa, Southeast Asia, North America, Australia and Japan. By the end of first quarter of 2024, our energy storage system with production capacity of 4GWh has started operation.

In June 2023, we launched our Second Generation of the High Voltage Energy Storage Battery into the European market.

In June 2023, Jiangxi Jinko signed a strategic distribution agreement for residential storage solution with V. Kafkas SA., the leading Greek company in the field of Electrical Equipment, Lighting, Building Automation and Energy Management Solutions. This agreement covers Greece and Cyprus for the years 2023 and 2024.

In April, 2024, we were recognized as a Tier 1 energy storage provider by Bloomberg New Energy Finance (BNEF).

Manufacturing

We manufacture and sell solar modules, solar cells, silicon wafers and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

Our annual production capacity for mono wafers, solar cells and solar modules as of December 31, 2023 was 85 GW, 90 GW and 110 GW, respectively.

Property and Plant

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system. As of the date of this annual report, we had obtained land use rights to 7.2 million square meters of land. The following table sets forth the size, use and the location of the land, to which we had obtained the land use rights, as the date of this annual report:

	Industrial Use	Residential Use
Location	(square meters)	(square meters)
Shangrao, Jiangxi Province	1,843,848	50,370
Nanchang, Jiangxi Province	—	7,261
Fengcheng, Jiangxi Province	130,109	—
Haining, Zhejiang Province	1,318,920	18,963
Leshan, Sichuan Province	416,179	—
Yuhuan, Zhejiang Province	628,769	—
Yiwu, Zhejiang Province	277,816	—
Chuzhou, Anhui Province	289,091	—
Hefei, Anhui Province	1,042,696	—
Yushan, Jiangxi Province	189,111	—
Jinchang, Gansu Province	322,525	—
Xining, Qinghai Province	537,254	—
Shanghai	—	93,277
Total	6,996,318	169,871

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

					Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
	Yushan,Jiangxi	7	189,111	2021/1/22 to 2071/1/21
	Jinchang,Gansu	10	322,525	2011/7/31 to 2061/7/31
	Leshan, Sichuan	12	416,179	(i) 2019/5/31 to 2069/5/31
Silicon Ingots	Xining, Qinghai	15	537,254	(i) 2022/7/11 to 2072/7/11; (ii) 2024/3/1 to 2074/3/1
Solar Cells	Yuanhua Town, Haining, Zhejiang	3	106,260	(i) as of 2060/8/29; (ii) as of 2065/3/18	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Shangrao Economic Development Zone, Jiangxi	18	178,582	As of 2068/3/7
	Hefei, Anhui	19	304,689	(i) 2022/1/26 to 2072/1/26, (ii) 2023/1/5 to 2073/1/4
	Jianshan, Haining, Zhejiang	2	203,195	As of 2072/5/10
	Huangwan Town, Haining Zhejiang	20	432,053	As of 2071/7/20
Solar Modules	Shangrao Economic Development Zone, Jiangxi	5	724,799	July 6, 2009 to August 10, 2059	Laminating machine, solar cell module production line before and after component lamination, automatic glue spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining, Zhejiang	6	291,076	(i) as of 2060/7/25; (ii) as of 2064/11/30; (iii) as of 2068/3/15; (4) 2070/6/11; (5) 2068/3/15;
	Yuhuan, Zhejiang	9	628,769	April 27, 2023 to April 26, 2073
	Chuzhou, Anhui	13	289,091	April 13, 2020 to April 12, 2070
	Yiwu, Zhejiang	14	277,816	March 13, 2020 to March 12, 2070
	Hefei, Anhui	16	606,329	(i) 2022/8/18 to 2072/8/18; (ii) 2022/9/4 to 2072/9/4; (iii) 2023/1/5 to 2073/1/5; (iv) 2023/5/7 to 2073/5/7; (v) 2023/7/10 to 2073/7/10; (vi) 2024/1/6 to 2074/1/15
	Jianshan, Haining, Zhejiang	17	179,428	As of 2073/2/1
Photovoltaic materials	Fengcheng, Yichun, Jiangxi	4	130,109	2022/4/17 to 2072/4/16

Injection molding machine, fully automatic connector assembly machine, cutting, riveting and twisting machine, junction box assembly machine, aluminum profile extrusion machine, aging furnace, sandblasting machine, oxidation line, fully automatic frame machine

	Shangrao Economic Development Zone, Jiangxi	8	179,933	(i) as of 2025/8/20, (ii) 2063/9/6
	Hefei, Anhui	11	131,678	2023/6/19 to 2073/6/18

As of December 31, 2023, short-term borrowings of RMB987.6 million (US$139.1 million) and long-term borrowings of RMB2.15 billion (US$303.5 million) were secured by land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

We have entered into purchase and other agreements for purchase of additional manufacturing equipment and expansion of our production capacities. Our capital commitments under these contracts amounted to RMB20.15 billion (US$2.84 billion) as of December 31, 2023, of which RMB7.34 billion (US$1.03 billion) will be due in 2024 and RMB12.81 billion (US$1.8 billion) will be due after one year but within five years. We may terminate these agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.” And “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. In 2021, 2022 and 2023, virgin polysilicon accounted for over 90% of our total silicon raw material purchases by value. We also use recoverable silicon materials in our production. We procure our raw materials from diversified sources. In 2023, purchases from foreign suppliers and domestic suppliers accounted for 20.3% and 79.7% of our total silicon raw material purchases, respectively.

In 2021, 2022 and 2023, our five largest group suppliers accounted for 78.7%, 77.4% and 83.1%, respectively, of our total silicon purchases by value. In 2021, three of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 28.5% of our total silicon purchases by value. In 2022, two of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 34.0% of our total silicon purchases by value. In 2023, four of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 30.6% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2023, we had RMB5.21 billion (US$734.4 million) of advances to suppliers. In September 2021, we signed long-term purchase agreements with Wacker Chemie AG and Hemlock Semiconductor to procure polycrystalline silicon. In November 2021, we formed a few strategic co-operations such as a joint investment with Tongwei Co., Ltd. in a high-purity crystalline silicon project with annual capacity of 45,000 metric tons. In June 2021, we entered into a strategic investment agreement with Inner Mongolia Xinte Silicon Materials Co. Ltd. (“Xinte”) to secure our polysilicon supply. We subsequently entered into a long-term purchase agreement with Xinte in 2022 for 336,000 metric tons of polycrystalline silicon. In 2022, we signed a long-term purchase agreement with certain subsidiaries of Tongwei Co., Ltd. The above cooperation would ensure us to sustain a stable supply of polycrystalline silicon and crystalline silicon. In July 2023, we signed long-term purchase agreements with OCIM Sdn. Bhd. for one year to secure the monthly supply of 230.4 metric tons of polycrystalline silicon.

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

Customers and Markets

We primarily sell solar products in both China and overseas markets, and before the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2021, 2022 and 2023, we generated 24.8%, 41.9% and 38.3% of our revenues from domestic sales and 75.2%, 58.1% and 61.7% of our revenues from sales outside China, respectively. As of December 31, 2023, we had customers from various countries and regions, including China, the United States, Mexico, Australia, Japan, United Arab Emirates, Turkey, Jordan, Vietnam, Egypt, Spain and Germany. The following table sets forth our net revenues generated from sales of products to customers in respective geographic locations both in absolute amounts and as percentages of net revenues, for the periods indicated.

	2021		2022		2023
	RMB	(%)	RMB	(%)	RMB	US$	(%)
Inside China (including Hong Kong and Taiwan)	10,134,888.5	24.8%	34,839,409.8	41.9%	45,418,257.0	6,397,027.7	38.3%
North America	6,621,798.5	16.2%	3,727,493.5	4.5%	10,461,589.0	1,473,484.0	8.8%
Europe	7,481,580.8	18.3%	19,637,776.6	23.6%	21,731,240.0	3,060,781.1	18.3%
Asia Pacific (except China which includes Hong Kong and Taiwan)	10,239,162.2	25.1%	11,274,446.6	13.6%	19,431,642.0	2,736,889.5	16.4%
Rest of the world	6,349,091.1	15.6%	13,648,169.1	16.4%	21,635,863.0	3,047,347.6	18.2%
Total	40,826,521.1	100.0%	83,127,295.6	100.0%	118,678,591.0	16,715,529.9	100.0%

Sales of solar modules are our largest revenue contributor, which accounted for 96.5% of our total revenues in 2023. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2021, 2022 and 2023. In 2021, 2022 and 2023, our largest group customer accounted for 4.6%, 5.4% and 5.1% of our total revenue, respectively. A “group customer” refers to an aggregation of our customers that are within the same corporate group. The following table sets forth the primary products sold to our top five group customers and the percentage of total revenues generated by sales to our top five group customers for the periods indicated:

	2021		2022		2023
	Products	(%)	Products	(%)	Products	(%)
Top five group customers	Solar modules	14.9	Solar modules	15.3	Solar modules	16.8

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

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and South Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in China, United States, India, Brazil, Japan, Germany, Australia, Spain, Poland, Netherlands, Saudi Arabia and other countries. As of December 31, 2023, we had a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India and 26 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia.

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

In January 2021, we won the prestigious PV Magazine Award 2020 in the Module category for our Tiger monofacial module.

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

In April 2023, our EAGLE Encore Residential Solar + Storage platform was recognized by Green Builder® Media as a 2023 Sustainable Product of the Year.

In May 2023, we were recognized as a Top Performer in the 2023 PV Module Reliability Scorecard published by PV Evolution Labs (PVEL) for the ninth consecutive year.

In June 2023, we were awarded the “Top Brand PV Europe Seal 2023” by internationally recognized research institute EUPD Research.

In July 2023, we achieved the highest “AAA” category ranking in PV Tech’s Q2 ModuleTech bankability report.

In August 2023, we were recognized as a 2023 Overall Highest Achiever for the fourth consecutive year in Renewable Energy Testing Center’s PV Module Index Report.

In October 2023, our affiliate signed the largest ever supply agreement with ACWA Power, to provide 3.8 GW N-type Tiger Neo modules for ACWA Power’s two projects, the 1,581MWp Al KAHFAH and the 2,257MWp AR RASS 2, in Saudi Arabia.

In November 2023, our wafer factory in Sichuan Leshan passed the “Zero Carbon Factory Evaluation Code” and was awarded the “Zero Carbon Factory” certification by TÜV Rheinland for its advanced green business practices.

In December 2023, we were honored with the PV Magazine Publisher’s Pick Award 2023 for our latest commercial and industrial energy storage system SunGiga.

In December 2023, we were awarded with the ESG Transparency Award from EUPD Research.

In January 2024, we won the Solar Power World 2023 Leadership in Solar Energy Award in the solar panel category.

In February 2024, we became the premium sponsor of Gresini Racing S.r.l. for the MotoE World Championship 2024.

In April 2024, we were awarded the “Top Brand PV USA” seal by EUPD Research.

In April 2024, we signed a purchase agreement with Nyox Srl, a leading renewable energy solutions provider based in Italy, for the supply of 100MW Tiger Neo modules.

Quality Control

According to ISO9001 and IEC 62941 quality management standards, we have established a complete quality control system covering the whole cycle of R&D, procurement and manufacturing, etc., to ensure the consistency of our product quality and compliance with product standard requirements. Our quality management systems in Shangrao, Jiangxi Province, Yiwu, Zhejiang Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Chuzhou, Anhui Province, Leshan, Sichuan Province, Feidong, Anhui Province, Chuxiong, Yunnan Province, Jinchang, Gansu Province, Yili, the XUAR, Penang, Malaysia and Vietnam have all received the TÜV Rheinland ISO9001:2015 certification. In addition, our module manufacturing factories in Shangrao, Jiangxi Province, Haining, Yiwu, Zhejiang Province and Chuzhou, Anhui Province, and Feidong, Anhui Province have received the TÜV-NORD IEC 62941 certification.

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received TÜV, PID, Salt, Ammonia, Dust & Sand and CE certifications for all of our solar modules sold in Europe, JPEA certifications for all of our solar module sold in Japan, UL certifications for all solar modules sold in North America BIS and BIS certifications for all solar modules sold in India, KS certification for all solar modules sold in Korea and CQC certification for all of our solar modules in China. In May 2013, our modules became the first to pass TÜV NORD’s dynamic mechanical load testing with maximum 1000 Pascal downward load. In 2013, our solar modules also passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TÜV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TÜV Rheinland. In May 2016, we became the first Chinese PV manufacturer that received Qualification Plus certification from TÜV Rheinland for solar modules. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we became one of the first PV module providers to guarantee that all our standard PV modules meet IEC 62804 double anti-PID standards. In August 2021, we obtained the first photovoltaic module LCA (Life Cycle Assessment) certificate in the Greater China region issued by TÜV Rheinland (China) Ltd., and passed the Italian EPD certification. In February 2022, our factory in Shangrao obtained our first SNI certification. In 2023, our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yiwu, Zhejiang Province, Chuzhou, Anhui Province, Leshan, Sichuan Province, as well as Malaysia and Vietnam received the SGS ISO50001:2018 certification and ISO14064-1:2018 certification. Our facilities in Hefei, Anhui Province and Chuxiong, Yunan Province also received the ISO14064-1:2018 certification. In addition, our mainstream 182mm N type products received the ISO14067:2018 certification.

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

In February 2012, we opened our PV module testing laboratory in Jiangxi, China, which can conduct over 20 different kinds of tests, ranging from basic power and temperature tests to challenging hot spot, pre-decay and UV aging tests, all of which conform to UL and International Electrotechnical Commission regulations. In 2016, we set up two testing laboratories in Haining, Zhejiang province and Malaysia, and in Yiwu and Chuzhou respectively in 2021 and 2022. In 2023, we established laboratories in Hefei and Vietnam. In February 2012, the facility was awarded the UL Witness Testing Data Program (“WTDP”) Certificate and, in August 2012, the facility was certified by China National Accreditation Service (“CNAS”). In September 2014, the facility was certified by Intertek Satellite Lab and obtained TÜV Nord CB Lab certificate in the same year. In March 2016, the facility also obtained the CGC Certificate and was certified as TMP laboratory by TÜV Rheinland. The laboratory received the DEKA TMP Laboratory Certificate in July 2020 and the SGS TMP Laboratory Certificate in May 2021. In 2020, the laboratory passed the proficiency testing verification of National Institute of Metrology China (“NIM”). In September 2022, it received TüV SUD TMP Laboratory Certificate and passed the qualification review in 2023. In 2023, it obtained CNAS Laboratory Qualification. In addition, in May 2023, we signed a strategic cooperation agreement with TüV SUD and NIM for the cooperations regarding various standard technical applications including but not limited to comprehensive photovoltaic product testing, photovoltaic device, equipment calibration and solar plant inspection.

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

Competition

We operate in a highly competitive and rapidly evolving market. As we build out our solar wafer, cell and solar module production capacity and increase the output of these products, we mainly compete with integrated as well as specialized manufacturers of solar power products such as Longi Green Energy Technology Co., Ltd., JA Solar Holdings Co., Ltd., Trina Solar Ltd., Canadian Solar Inc. and JA Solar Holdings Co., Ltd in a continuously evolving market. Recently, some upstream polysilicon manufacturers as well as downstream manufacturers have also built out or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other silicon ingots, silicon wafer, solar cell and solar module manufacturers continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages as these companies are less dependent on upstream suppliers and/or downstream customers in the value chain.

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

Environmental Matters

We generate and discharge waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal or outsource the disposal of waste materials, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental protection staff at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations prohibit the discharge of waste materials above prescribed levels, impose penalties for such violations accordingly, and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction and renewable energy development regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.” Jiangxi Jinko obtained the certificate issued by the Bureau of Ecology and Environment of Shangrao Economic Development Zone confirming that we were in compliance with the environmental protection laws from 2018 till 2023.

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but to also minimize the environmental impact. As of December 31, 2023, among our 15 manufacturing facilities, one in Taiyuan, Shanxi Province was under construction, and the other 14 had commenced operations. 13 of our manufacturing facilities received the ISO 9001 Quality Management System Certification, 5 of our manufacturing facilities received the IEC 62941 PV Module Manufacturing Quality System Certification, 12 of our manufacturing facilities received the ISO 14001 Environmental Management System Certification and ISO 45001 Occupational Health and Safety Management System Certification, and 9 of our manufacturing facilities received the ISO 50001 Energy Management System Certification. In addition, 11 of our manufacturing facilities executed ISO 14064 Greenhouse Gas emission inspection. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level. In September 2016, we helped create the first PV recycling network in the U.S. In November 2017, we were awarded the Cradle-to-Cradle certificate by SGS, the world’s leading testing, inspection, verification, and certification organization, which demonstrates our commitment to high environmental, health and safety standards in our products and manufacturing processes. In December 2017, we were selected as a 2016-17 Leader in Silicon Valley Toxics Coalition’s Solar Scorecard, a system which ensures that the PV sector is safe for the environment, workers, and communities. In 2019, our manufacturing facility in Shangrao obtained the discharge permit for cell industry. In 2020, we received the Jinggangshan Quality Award of Jiangxi Province. In 2023, we were selected as the candidate for the 5th China Quality Award Nomination Award and the national Chief Quality Officer Typical Case of Quality Transformation and Innovation, with the highest rating of our market quality credit (AAA).

We are required to obtain construction permits before commencing constructing production facilities. We are also required to obtain approvals from PRC environmental protection authorities before commencing commercial operations of our manufacturing facilities. We have environmental protection facilities in operation during the construction and operation of our production facilities, and all pollutants are discharged in compliance with the applicable PRC laws and regulations.

On March 22, 2012, our 600 MW solar cell manufacturing line passed the Haining City environmental authority’s environmental evaluation. In May 2012, pursuant to a request from the Haining City environmental authority as a part of a program directed to all local manufacturing companies, we took additional steps intended to improve our program for handling hazardous waste, which was approved in September 2012. In November 2012, we were selected on a random basis for an audit of our energy conservation and emission-reduction management systems by the Haining City environmental authority, which we completed successfully. In 2023, eight of our new construction projects passed the environmental assessment and obtained the approvals.

We continued to implement several environmental protection related projects at the Haining facility between 2013 and 2015, aiming to improve the waste treatment as well as to reduce carbon dioxide emission. We have invested to establish a new water recycle system, install roof-top solar panels, replace fluorescent tubes with LED light in the production lines, and upgrade waste chemical discharge sewers. In 2016, we completed the upgrade of the existing wastewater disposal station and improved the wastewater disposal of the Haining facility to comply with the new PRC environmental standards for the solar industry. In addition, we continued to strengthen the whole lifecycle management of solid waste. The vehicles used for transferring the hazardous waste are required to be equipped with GPS. We regularly review the qualification and technical capability of our waste disposal service providers.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets and inventory other than land amounted to RMB10.33 billion (US$1.45 billion) as of December 31, 2023. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to RMB12.74 billion (US$1.79 billion) as of December 31, 2023. Insurance coverage for Jinko Malaysia’s fixed assets and inventory amounted to RMB6.60 billion (US$929.6 million) as of December 31, 2023. As of December 31, 2023, we had product liability insurance coverage for most of our manufacturing and marketing companies of up to US$4.57 billion, export credit insurance coverage for most of our manufacturing and marketing companies of up to US$3.80 billion and product transportation liability insurance coverage for all of our product transportation companies of up to RMB214.7 billion (US$30.24 billion).

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

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of RMB30.0 million, RMB41.9 million and RMB59.4 million (US$8.4 million) in insurance premiums in 2021, 2022 and 2023, respectively.

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

On March 27, 2011, the NDRC promulgated the revised Guideline Catalogue for Industrial Restructuring which categorizes the solar power industry as an encouraged item. On February 16, 2013, the NDRC promulgated the 2013 revised Guideline Catalogue for Industrial Restructuring, effective on May 1, 2013, and amended it on October 30, 2019 and December 27, 2023, the solar power industry is still categorized as an encouraged item.

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

On March 22, 2016, the NEA promulgated the Guide Opinion on Energy for 2016, as amended by the Guide Opinion on Energy for 2017, Guide Opinion on Energy for 2018, Guide Opinion on Energy for 2020, Guide Opinion on Energy for 2021, Guide Opinion on Energy for 2022, Guide Opinion on Energy for 2023, Guide Opinion on Energy for 2024, which encouraged the development of solar power.

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

On February 14, 2019, the NDRC issued the Green Industry Guidance Catalogue (2019 Edition), as amended by Green and Low-carbon Transformation Industry Guidance Catalogue (2024 Edition), to include solar power equipment manufacturing into the green industry guidance catalogue, to further encourage the development of solar industry. The NDRC organized the revision of the Green Industry Guidance Catalogue (2019 Edition) and, as a result, issued an announcement on March 16, 2023 to solicit opinions on Draft of Green Industry Guidance Catalogue (2023 Edition) from the public.

On October 30, 2019, the NDRC issued the Industrial Structure Adjustment Guidance Catalogue (2019 Edition) which became effective on January 1, 2020, as amended by the Industrial Structure Adjustment Guidance Catalogue (2024 Edition), to include the photovoltaic solar equipment manufacturing in the encouraged category, in order to coordinate the transition of the Chinese economy from a high-speed growth stage to a high-quality development stage.

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

On April 19, 2021, the NEA issued Notice on Guiding Opinions on Energy Matters, setting forth, among other things, the target to further increase the percentage of wind power and photovoltaic power to 11%. On March 17, 2022, the NEA issued Notice on Guiding Opinions on Energy Matters, requiring in-depth implementation of the Fourteenth Five-Year Plan for Renewable Energy Development, vigorous development of wind power and photovoltaic power, and research on establishment of construction and operation mechanism for supporting energy storage system of the large-scale wind power and photovoltaic bases.

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

With respect to our PRC operations, only the “two-year exemption” and “three-year half deduction” tax preferential policy enjoyed by Jiangxi Jinko and Zhejiang Jinko was grandfathered by the Implementation Circular. Both Jiangxi Jinko and Zhejiang Jinko were subject to a preferential tax rate of 12.5% in 2011 and 2012. Jiangxi Jinko, Zhejiang Jinko, Haining Jinko, Yiwu Jinko, Shangrao Jinko, Zhejiang New Materials and Anhui Jinko were designated by the relevant local authorities as “High and New Technology Enterprises”, and Sichuan Jinko, Leshan Jinko, Chuxiong Jinko, Qinghai Jinko and Jinko Jinchang were designated by the relevant local authorities as “Enterprise in the Encouraged Industries” under the CIT Law.

Jiangxi Jinko, Zhejiang Jinko, Haining Jinko, Yiwu Jinko, Shangrao Jinko, Zhejiang New Materials and Anhui Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Zhejiang Jinko and Yiwu Jinko were designated by the relevant local authorities as a “High and New Technology Enterprise” in 2021, and will enjoy the preferential tax rate of 15% from 2021 to 2023. Jiangxi Jinko, Haining Jinko, Shangrao Jinko and Zhejiang New Materials were designated by the relevant local authorities as a “High and New Technology Enterprise” in November and December 2022, and will enjoy the preferential tax rate of 15% from 2022 to 2024. Anhui Jinko was designated by the relevant local authorities as a “High and New Technology Enterprise” in November 2023, and will enjoy the preferential tax rate of 15% from 2023 to 2025. Sichuan Jinko, Leshan Jinko, Chuxiong Jinko, Qinghai Jinko and Jinko Jinchang were designated by the relevant local governmental authorities as an “Enterprise in the Encouraged Industry”. According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises in the encouraged industries that are established in the western region can continue to enjoy a preferential tax rate of 15% till December 31, 2030.

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

Computer Software Copyright

The Regulations on Computer Software Protection, adopted in 1991 and revised in 2001 and 2013, are enacted in accordance with the Copyright Law of the PRC, for the purposes of protecting the rights and interest of copyright owners of computer software. The National Copyright Administration (“NCAC”) is in charge of the administration of the registration of software copyright and the NCAC accredits the China Copyright Protection Center as the body for software registration. A registration certificate of the computer software copyright is a preliminary proof of the registered items. The NCAC encourages the registration of software copyright and gives emphasized protection to the registered software.

C.           Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Investment Limited	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd.	December 13, 2006	PRC	58.8%

Zhejiang Jinko Solar Co., Ltd.	June 30, 2009	PRC	58.8%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	58.8%

JinkoSolar GmbH	April 1, 2010	Germany	58.8%

Zhejiang Jinko Trading Co., Ltd.	June 13, 2010	PRC	58.8%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	58.8%

JinkoSolar (U.S.) Inc.	August 19, 2010	United States	58.8%

Jiangxi Photovoltaic Materials Co., Ltd.	December 10, 2010	PRC	58.8%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	58.8%

JinkoSolar (US) Holdings Inc.	June 7, 2011	United States	58.8%

Jinko Solar Canada Co., Ltd.	November 18, 2011	Canada	58.8%

Jinko Solar Australia Holdings Co. Pty Ltd.	December 7, 2011	Australia	58.8%

Jinko Solar Japan K.K.	May 21, 2012	Japan	58.8%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	58.8%

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	58.8%

JinkoSolar Trading Private Limited	February 6, 2017	India	58.8%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	58.8%

JinkoSolar International Development Limited	August 28, 2015	Hong Kong	100%

Canton Best Limited	September 16, 2013	BVI	100%

Wide Wealth Group Holding Limited	June 11, 2012	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	United States	58.8%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	58.8%

JinkoSolar (Haining) Co. Ltd.	December 15, 2017	PRC	46.4%

Jinko Solar Korea Co., Ltd.	December 3, 2018	South Korea	58.8%

JinkoSolar (Sichuan) Co., Ltd.	February 18, 2019	PRC	38.5%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	58.8%

Omega Solar Sdn. Bhd	September 23, 2019	Malaysia	58.8%

JinkoSolar (Chuzhou) Co., Ltd.	December 26, 2019	PRC	44.4%

JinkoSolar (Yiwu) Co., Ltd	September 19, 2019	PRC	35.8%

JinkoSolar (Shangrao) Co., Ltd.	April 17, 2020	PRC	37.2%

Rui Xu Co., Ltd.	July 24, 2019	PRC	35.3%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	58.8%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	58.8%

JinkoSolar (Chuxiong) Co., Ltd.	September 25, 2020	PRC	58.8%

Jinko Solar (Malaysia) SDN BHD.	August 28, 2020	Malaysia	58.8%

Jinko Solar (Leshan) Co., Ltd.	April 25, 2021	PRC	41.1%

Jinko Solar (Vietnam) Industries Company Limited	March 29, 2021	Vietnam	58.8%

Jinko Solar (Anhui) Co., Ltd.	September 3, 2021	PRC	32.3%

Jinko Solar (Yushan) Co., Ltd.	September 26, 2021	PRC	47.0%

Zhejiang New Materials Co., Ltd.	March 24, 2020	PRC	58.8%

Yiwu New Materials Co., Ltd.	October 16, 2020	PRC	58.8%

JinkoSolar Italy S.R.L.	July 8, 2011	Italy	58.8%

JinkoSolar (Qinghai) Co., Ltd.	April 3, 2019	PRC	58.8%

Fengcheng Jinko PV Materials Co., Ltd	August 11, 2021	PRC	58.8%

JinkoSolar (Feidong) Co., Ltd. (“Jinko Feidong”)	September 23, 2021	PRC	32.3%

JinkoSolar (Jinchang) Co., Ltd. (“Jinko Jinchang”)	September 24, 2021	PRC	58.8%

JinkoSolar (Poyang) Co., Ltd. (“Jinko Poyang”)	December 1, 2021	PRC	58.8%

Shangrao Changxin Enterprise Management Center LP. ( “Shangrao Changxin”)	December 16, 2021	PRC	100%

Shangrao Changxin No. 1 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 2 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 3 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 5 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 6 Enterprise Management Center LP.	October 25, 2022	PRC	100%

Jiaxing Jinyue Phase I Venture Capital Partnership( “Jiaxing Jinyue”)	April 26, 2022	PRC	78.2%

Shangrao Jinko PV Manufacturing Co., Ltd	March 28, 2022	PRC	58.8%

Shangrao Guangxin Jinko PV Manufacturing Co., Ltd	March 23, 2022	PRC	58.8%

Jiangxi Jinko Energy Storage Co., Ltd	May 26, 2022	PRC	58.8%

Jinko Energy Storage Technology Co., Ltd	December 6, 2022	PRC	58.8%

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

ZheJiang Jinko Energy Storage Co., Ltd	April 11, 2023	PRC	58.8%

MYTIKAS INVESTMENT LIMITED	June 1, 2023	Hong Kong	100%

Haining JinkoSolar Smart Manufacturing Co., Ltd	August 10, 2023	PRC	58.8%

D.Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, manufacturing from silicon wafers to solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. As of December 31, 2023, we had an integrated annual capacity of 85 GW for mono wafers, 90 GW for solar cells and 110 GW for solar modules.

Our revenues were RMB40.83 billion, RMB83.13 billion and RMB118.68 billion (US$16.72 billion) in 2021, 2022 and 2023, respectively. We had net income of RMB955.6 million, RMB1.57 billion and RMB6.45 billion (US$908.8 million) in 2021, 2022 and 2023, respectively.

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

Since 2020, various de-carbonization policies from major economies such as the United States, Europe and China has underpinned strong future solar demand outlook. In the United States, solar demand is expected to be more than double over the next five years under the Biden administration, with major commitments to climate change including plans for the United States to rejoin the Paris Agreement, extension of 30% solar ITC for five years, and to achieve net zero emissions by 2050. The European Union has officially announced plans to increase the greenhouse gases reduction target from 40% to at least 60% below 1990 levels by 2030. China outlined strategic plans to hit peak emissions before 2030 and reach carbon neutrality by 2060, and we are expecting the 14th Five-Year Energy Plan to focus on non-fossil energy sources with higher proportions of renewable energy, construction plans for large-scale energy storage and grid transformation. Although the periodic increase in the price of PV products has caused some downward pressure on the project’s internal rate of return, the year-end additional installation significantly increased to 48.2GW, as announced by NEA. Since 2021, the cost of PV systems has increased significantly due to the higher price of upstream raw materials, and increased bulk commodities as well as freight costs, which temporarily affected the downstream demand. However, due to the transition to renewable energy in most regions of the world, the increase in electricity prices, the availability of financing support and other favorable policies for PV projects, the resilience of solar demand gradually increased and the overall demand for PV has achieved steady year-over-year growth. Furthermore, market demand became more diversified in 2021 compared with previous years. For example, distributed generation business experienced rapid development in 2021 with more flexible business models and lower sensitivity to prices; and the demand to large size high-efficiency products increased significantly as a result of its lower cost. In China, the year-end additional installation has reached nearly 55GW in which distributed generation business contributed to more than half of total additional installation. Driven by accelerating energy transition in many countries and across several industries, as well as the energy supply crisis caused by the Russia-Ukraine conflict, demand for solar products has exploded globally in 2022. Newly-added installation in China increased 59% year over year to 87.4GW in 2022, as announced by the NEA. According to Infolink, China exported 154.8 GW of modules 2022, with a 74% year-over-year increase. In 2023, price declines in the supply chain stimulated the demand for modules in China. As announced by the National Energy Administration of China, new installations in China increased by 148.12% year-over-year to 216.88GW in 2023. As one of the “new three” products to boost China’s exports, solar modules have become a new driving force for China’s economy and also contributes to global energy transition. Meanwhile, intensified competition brought by changes in supply and demand, accelerated technical iteration, high interest rates, and geopolitical tensions caused some volatility in the global PV market, and posed challenges to all industry players.

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

To proactively adapt to changes in the market, we implemented a number of strategic measures. Prior to the May 2018 policy announcement, we had already started reducing costs and improving efficiencies across our business. We are also shifting resources towards our high-efficiency mono-product in line to meet growing market demand. We began producing mono-wafers in 2016. Based on our continuous leading R&D capabilities and mass production experience started from 2019, we are expanding N-type cell production capacity. We made further progress in efficiency improvement and cost reduction for N-type products due to the continuous efforts of our R&D team, leveraging our accumulated industry knowledge and mass production experience. By the end of 2023, we became the first module manufacturer in the world to have delivered over 210GW solar modules in total, covering over 190 countries and regions. By the end of 2023, we had over 70GW of N-type cell production capacity and the mass-produced efficiency for TOPCon cells reached 25.8%. Shipments of high efficiency Tiger Neo modules exceeded 60% of total module shipments in 2023. Meanwhile, we proactively responded to shifts in the global PV landscape by expanding our overseas industrial chain. By the end of 2023, we have established an overseas industrial chain network with integrated production capabilities from wafer and cell to module of over 12GW. As our N-type modules continue to be well recognized in the market, we expect our market penetration increases.

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

Under our continuous attention to the quality of collection of accounts receivables, our accounts receivable turnover has remained relatively stable since 2020. Our accounts receivable turnover were 69 days, 74 days and 79 days in 2021, 2022 and 2023, respectively. Allowances for credit losses receivable were RMB323.1 million, RMB584.1 million and RMB685.2 million (US$96.5 million) as of December 31, 2021, 2022 and 2023, respectively. Provision of allowance for credit losses receivable were RMB91.9 million, RMB394.3 million and RMB181.8 million (US$25.6 million) in 2021, 2022 and 2023, respectively, and reversal of allowances for credit losses receivable were RMB24.2 million, RMB114.8 million and RMB77.0 million (US$10.8 million) in 2021, 2022 and 2023, respectively. We made bad debt provisions for certain long-term receivables in prior years, which was in line with the adverse economic environment in solar industry. With the recovery of solar industry since 2013, we made efforts to improve the cash collection for the aged accounts receivable. We reversed allowance for credit losses receivable upon subsequent collections. We will continue to make assessment and properly provide the provision on credit losses.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the NDRC, the Ministry of Finance and the NEA issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, from 2012 to 2023, the Japanese government cut down its FIT from JPY40 to JPY16 for projects below 10 KW, from JPY42 to JPY10 for certain projects of 10 KW to 50 KW, and to JPY9.5 for projects above 50 KW. In 2024, the Japanese government further cut down its FIT to JPY9.2 for projects above 50 KW.

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

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the North American market and European market accounted for 8.8% and 18.3% of our total revenue in 2023, respectively.

Changing Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. As of December 31, 2023, we had an integrated annual capacity of 85 GW for mono wafers, 90 GW for solar cells and 110 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt.

The following table presents our integrated annual capacity of silicon wafers and solar cells as of December 31, 2021, 2022 and 2023.

	Annual Production Capacity as of December 31,
	2021	2022	2023

	(GW)
Monocrystalline silicon wafers	32.5	65.0	85.0
P-type mono PERC solar cells	23.1	20.0	20.0
Normal monocrystalline solar cells	—	—	—
Multicrystalline solar cells	—	—	—
N-type solar cells	0.9	35.0	70.0

We expect annual mono wafer, solar cell and solar module production capacity to reach 120.0 GW, 110.0 GW and 130.0 GW, respectively, by the end of 2024.

Manufacturing Technologies

Solar modules are our principal products. As solar modules are priced based on the number of watts of electricity they generate, the advancement of manufacturing technologies in increasing the conversion efficiency of solar cells and production efficiency will enable us to improve our gross profit margin. We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our solar cells while striving to reduce our average production cost. In addition to our own research and development team, we collaborate with third-party research institutes to improve our manufacturing technologies and the conversion efficiency of our solar cells. As a result of these efforts, in 2021, 2022 and 2023, mass production conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 23.3%, 23.6% and 23.8% respectively, and in 2021, 2022 and 2023, mass production conversion efficiency rate of our N-type monocrystalline solar cells was 24.5%, 25.1% and 25.8% respectively. In 2021, our N-type Tiger Neo series products were officially released with better power generation performance, higher bifacial factor, lower degradation and enhanced reliability. In the first quarter of 2024, mass production conversion efficiency rate of our N-type monocrystalline solar cells exceeded 26% and power output of N-type modules is more than 30wp, higher than that of similar P-type modules.

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

	2021		2022		2023
	(RMB in		(RMB in		(RMB in	(US$ in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Products
Silicon wafers	1,152,055.5	2.8	466,553.0	0.6	283,561.0	39,938.7	0.2
Solar cells	606,581.8	1.5	1,024,113.7	1.2	1,597,490.0	225,001.8	1.3
Solar modules	37,737,382.6	92.4	80,224,353.8	96.5	114,381,172.0	16,110,251.2	96.5
Sales of other solar materials	1,043,759.6	2.6	1,380,875.0	1.7	2,374,386.0	334,425.3	2.0
Sales of solar projects	—	—	31,400.1	0.0	41,982.0	5,913.0	—
Processing service fees	186,045.2	0.5	—	—	—	—	—
Revenue from generated electricity	100,696.4	0.2	—	—	—	—	—
Total	40,826,521.1	100.0	83,127,295.6	100.0	118,678,591.0	16,715,530.0	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, the sales volumes for the periods indicated:

	2021	2022	2023
Sales volume:
Silicon wafers (MW)	2,153.4	1,062.6	1,530.6
Solar cells (MW)	856.4	997.0	3,512.0
Solar modules (MW)	22,232.7	44,333.8	78,519.8

The following table presents the sales volumes by solar module types for the periods indicated:

	2021	2022	2023
Sales volume:
Solar modules – Poly (MW)	40.8	1.3	0.3
Solar modules – Mono (MW)	7.3	13.0	256.6
Solar modules – N Type	—	10,684.0	48,405.1
Solar modules – Mono PERC (MW)	22,184.6	33,635.5	29,857.8
Total	22,232.7	44,333.8	78,519.8

Pursuant to our order book of 2024, we are well positioned with 70% of expected solar module shipments for full year 2024 secured as of March 31, 2024, compared to 60% of total solar module shipments for full year 2023 secured as of March 31, 2023.

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2021, 2022 and 2023, our cost of revenues was RMB34.17 billion, RMB70.85 billion and RMB99.63 billion (US$14.03 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment of long-lived assets.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2021, 2022 and 2023, our selling and marketing expenses were RMB2.86 billion, RMB7.24 billion and RMB6.82 billion (US$0.96 billion), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, disposal and impairment of long-lived assets as well as provision for bad debts. In 2021, 2022 and 2023, our general and administrative expenses were RMB1.96 billion, RMB3.51 billion and RMB4.58 billion (US$645.6 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2021, 2022 and 2023, our research and development expenses were RMB461.6 million, RMB724.8 million, and RMB911.9 million (US$128.4 million), respectively.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment for upgrade in our wafer and cell production line and impairment for one of our overseas solar power projects. In 2021, 2022 and 2023, we recognized impairment of long-lived assets of RMB273.7 million, RMB373.7 million and RMB640.0 million (US$90.1 million), respectively.

Interest Expenses, Net

Our interest expenses consist primarily of interest expenses with respect to the issuance of convertible senior notes, long-term bonds, short-term and long-term borrowings from banks and other lenders. In 2021, 2022 and 2023, we incurred interest expenses of RMB878.9 million, RMB1.15 billion and RMB1.24 billion (US$174.7 million), net of interest income of RMB214.3 million, RMB588.7 million and RMB0.55 billion (US$77.9 million), respectively. Interest expense capitalized during the construction period of property, plant and equipment, and project assets in 2021, 2022 and 2023 were RMB40.6 million, RMB70.7 million and RMB71.7 million (US$10.1 million), respectively.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations on us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future. In 2021, 2022 and 2023, our government subsidy income, which was not assets-related, was RMB465.7 million, RMB1.09 billion and RMB1.18 billion (US$165.6 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB290.7 million, RMB1.47 billion and RMB2.83 billion (US$398.2 million) in 2021, 2022 and 2023, respectively.

Exchange (Loss)/Gain, Net

In 2021, we incurred foreign exchange loss of RMB355.5 million, primarily due to depreciation of the U.S. dollars against the Renminbi. In 2022, we incurred foreign exchange gain of RMB1.03 billion, primarily due to appreciation of the U.S. dollars against the Renminbi. In 2023, we incurred foreign exchange gain of RMB938.1 million (US$132.1 million), primarily due to appreciation of the U.S. dollars against the Renminbi.

Other Income/(Expenses), Net

Other income/(expenses) consists primarily of guarantee income from JinkoPower and expenses related to charitable donations. In 2023, our other income also included patent licensing income. We had net other income of RMB1.9 million, RMB1.6 million and RMB26.1 million (US$3.7 million) in 2021, 2022 and 2023, respectively.

Change in Fair Value of Foreign Exchange Forward Contracts

We recognized a gain of RMB288.9 million in 2021. The gain from foreign exchange forward contracts was primary due to fluctuations in exchange rate of the Renminbi against the U.S. dollars. We recognized a loss of RMB164.4 million in 2022, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars. We recognized a loss of RMB389.2 million (US$54.8 million) in 2023, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange options

In 2021, we recognized a gain arising from change in fair value of foreign exchange options of RMB18.8 million. The gain from foreign exchange options was primarily due to the depreciation of the U.S. dollar against the Renminbi. In 2022, we recognized a loss arising from change in fair value of foreign exchange options of RMB4.2 million, respectively, primarily due to the appreciation of the U.S. dollar against the Renminbi. In 2023, we recognized a gain arising from change in fair value of foreign exchange options of RMB74.3 million (US$10.5 million), respectively, primarily due to the depreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Call Option

In 2021, we recognized a gain arising from change in fair value of convertible senior notes and call option of RMB191.6 million. In 2022, we recognized a loss arising from change in fair value of convertible senior notes and call option of RMB12.1 million. In 2023, we recognized a loss arising from change in fair value of convertible senior notes and call option of RMB31.2 million (US$4.4 million). We issued convertible senior notes and call option in 2019, the loss arising from change in fair value of which was primarily due to the changes in the Company’s stock price.

Change in Fair Value of Long-term Investment

We recognized a gain from change in fair value of RMB101.9 million in the fourth quarter of 2022. In June 2022, we acquired a 2.98% equity interest in a PV material supplier, which is accounted for using the fair value option and recorded as long-term investment. In 2023, we recognized a gain from change in fair value of RMB221.5 million (US$31.2 million), which was primarily due to the increased valuation of several solar technology companies that we invested in.

Share-based Compensation

We adopted our 2009 Long Term Incentive Plan in July 2009, as amended, and as of the date of this annual report, share options with respect to 11,850,500 ordinary shares have been granted to our directors, officers and employees pursuant to our 2009 Long Term Incentive Plan. As of the date of this annual report, no share options were outstanding and available for future grant under our 2009 Long Term Incentive Plan. We adopted our 2014 Equity Incentive Plan in August 2014 and as of the date of this annual report, share options with respect to 14,476,580 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan. We adopted our 2021 Equity Incentive Plan in March 2021 and as of the date of this annual report, 2,600,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2021 Equity Incentive Plan. We adopted our 2022 Equity Incentive Plan in February 2022 and as of the date of this annual report, 12,000,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2022 Equity Incentive Plan. We adopted our 2023 Equity Incentive Plan in January 2023 and as of the date of this annual report, 20,800,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2023 Equity Incentive Plan. In October 2022, Jiangxi Jinko adopted its 2022 Equity Incentive Plan (the “Jiangxi Jinko 2022 Plan”), under which Jiangxi Jinko will grant share options to its employees. The total number of Jiangxi Jinko’s ordinary shares which may be issued under Jiangxi Jinko 2022 Plan is 40,187,375. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2021, 2022 and 2023:

	2021		2022		2023
	(RMB in		(RMB in		(RMB in	(US$ in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Cost of revenues	131.0	1.3	17,676.3	1.8	1,733.8	244.2	0.2
Selling and marketing expense	131.0	1.3	7,101.5	0.7	28,439.1	4,005.6	3.3
General and administrative expense	9,622.2	97.4	974,563.0	97.4	825,687.4	116,295.6	95.7
Research and development expense	—	—	1,527.8	0.1	6,781.1	955.1	0.8
Total share-based compensation expenses	9,884.2	100.0	1,000,868.6	100.0	862,641.4	121,500.5	100.0

The increases in our share-based compensation expenses in 2022 and 2023 were primarily due to the grant of certain restricted shares under our 2022 Equity Incentive Plan.

Taxation

Under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. Jiangxi Jinko, Zhejiang Jinko, Haining Jinko, Yiwu Jinko, Shangrao Jinko, Zhejiang New Materials and Anhui Jinko were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Yiwu Jinko and Zhejiang Jinko were designated by the relevant local authorities as a “High and New Technology Enterprise” in 2021, and will enjoy the preferential tax rate of 15% from 2021 to 2023. Jiangxi Jinko, Haining Jinko, Shangrao Jinko and Zhejiang New Materials were designated by the relevant local authorities as a “High and New Technology Enterprise” in November and December 2022, and will enjoy the preferential tax rate of 15% from 2022 to 2024. In addition, in November 2023, Anhui Jinko was designated by the relevant local authorities as a “High and New Technology Enterprise” and will enjoy the preferential tax rate of 15% from 2023 to 2025. Sichuan Jinko, Leshan Jinko, Chuxiong Jinko, Qinghai Jinko and Jinko Jinchang were designated by the relevant local authorities as an “Enterprise in the Encouraged Industry.” According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises established in the western region of China in encouraged industries can continue to enjoy the preferential tax rate of 15% till December 31, 2030.

Since Jiangxi Jinko’s initial pubic offering in 2022, the Group provided withholding income tax for the earnings of Jiangxi Jinko, which are expected to be distributed in the future based on its distribution plan. As of December 31, 2023, we recognized deferred tax liabilities of RMB68.5 million (US$9.6 million), which was related to the cumulative undistributed earnings of Jiangxi Jinko.

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

Subsequent Events

In February 2024, we consummated the disposition of Xinjiang Shibang Solar Energy Technology Co., Ltd. (formerly known as Xinjiang Jinko Solar Co., Ltd.), a wholly-owned subsidiary of Jiangxi Jinko. We recognized income related to the disposition with the amount of RMB1.2 billion.

Certain Reclassifications

We made certain reclassifications to correct our unaudited condensed consolidated balance sheets as of December 31, 2023 contained in our earnings release for the full year 2023 published on March 20, 2024, including (1) RMB480.1 million from restricted cash to cash, (2) RMB413.7 million from restricted cash to restricted short-term investment, and (3) RMB74.0 million from restricted cash to restricted long-term investment. In addition, we reclassified long-term borrowings of RMB340.9 million, RMB367.8 million, RMB1.23 billion and RMB1.50 billion to short-term borrowings from third parties (including current portion of long-term bank borrowings) contained in our earnings releases for the first, second and third quarters of 2023 published on April 28, August 14 and October 30, 2023, respectively, and earnings release for the full year 2023 published on March 20, 2024.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2021		2022		2023
	(RMB)	(%)	(RMB)	(%)	(RMB)	US$	(%)

	(in thousands, except percentage)
Consolidated Statement of Operations
Revenues	40,826,521.1	100.0	83,127,295.6	100.0	118,678,591.0	16,715,530.0	100.0
Sales of solar modules	37,737,382.6	92.4	80,224,353.8	96.5	114,381,172.0	16,110,251.2	96.5
Sales of silicon wafers	1,152,055.5	2.8	466,553.0	0.6	283,561.0	39,938.7	0.2
Sales of solar cells	606,581.8	1.5	1,024,113.7	1.2	1,597,490.0	225,001.8	1.3
Sales of solar projects	—	—	31,400.1	0.0	41,982.0	5,913.0	0
Processing service fees	186,045.2	0.5	—	—	—	—	—
Revenue from generated electricity	100,696.4	0.2	—	—	—	—	—
Sales of other solar materials	1,043,759.6	2.6	1,380,875.0	1.7	2,374,386.0	334,425.3	2.0
Cost of revenues	(34,168,686.1)	(83.7)	(70,848,983.0)	(85.2)	(99,630,956.0)	(14,032,727.0)	(84.0)
Gross profit	6,657,835.0	16.3	12,278,312.6	14.8	19,047,635.0	2,682,803.0	16.0
Total operating expenses	(5,555,330.3)	(13.6)	(11,849,067.0)	(14.3)	(12,955,015.0)	(1,824,676.0)	(10.9)
Income from operations	1,102,504.7	2.7	429,245.6	0.5	6,092,620.0	858,127.0	5.1
Interest expenses	(838,320.6)	(2.1)	(1,079,409.0)	(1.3)	(1,171,136.0)	(164,952.0)	(1.0)
Interest income	214,291.2	0.5	588,706.0	0.7	553,531.0	77,962.0	0.5
Subsidy income	465,685.2	1.1	1,089,435.0	1.3	1,175,498.0	165,565.0	1.0
Exchange (loss)/gain	(355,498.8)	(0.9)	1,025,891.0	1.2	938,092.0	132,127.0	0.8
Other income, net	1,911.1	0.0	1,571.0	0.0	26,134.0	3,681.0	—
(Loss)/gain on disposal of subsidiaries	—	—	—	—	—	—	—
Change in fair value of foreign exchange forward contracts	288,880.3	0.7	(164,356.0)	(0.2)	(389,166.0)	(54,813.0)	(0.3)
Change in fair value of foreign exchange options	18,808.8	0.0	(4,163.0)	0.0	74,307.0	10,466.0	0.1
Change in fair value of convertible senior notes and call option	191,640.8	0.5	(12,083.0)	(0.0)	(31,188.0)	(4,393.0)	0
Change in fair value of Long-term Investment	—	—	101,871.0	0.1	221,473.0	31,194.0	0.2
Convertible senior notes issuance costs	—	—	—	—	—	—	—
Income tax expenses	(194,140.1)	(0.5)	(605,278.0)	(0.7)	(1,260,285.0)	(177,507.0)	(1.1)
Equity in income/(loss) of affiliated companies	59,808.9	0.1	193,708.0	0.2	222,674.0	31,363.0	0.2
Income from continuing operations, net of tax	955,571.5	2.3	1,565,138.6	1.9	6,452,554.0	908,822.0	5.4
Net income	955,571.5	2.3	1,565,138.6	1.9	6,452,554.0	908,822.0	5.4
Less: Net income/(loss) attributable to the non-controlling interests from continuing operations	(234,553.6)	(0.6)	944,633.0	1.1	(3,005,111.0)	(423,261.0)	(2.5)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	721,017.9	1.8	620,505.6	0.7	3,447,443.0	485,561.0	2.9

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

2023 compared with 2022

Revenues. Our revenues increased by 42.8% from RMB83.13 billion in 2022 to RMB118.68 billion (US$16.72 billion) in 2023. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules due to the increasing demand in the global market, which was partially offset by the decrease in the average selling price of solar modules.

Our revenue from sales of solar modules increased by 42.6% from RMB80.22 billion in 2022 to RMB114.38 billion (US$16.11 billion) in 2023, primarily due to increasing demand in the global market offsetting by decrease in the average selling price of solar modules. The sales volume of our solar modules increased by 77.2% from 44.3 GW in 2022 to 78.5 GW in 2023.

Our revenue from sales of silicon wafers decreased by 39.2 % from RMB466.6 million in 2022 to RMB283.6 million (US$39.9 million) in 2023. The sales volume of our silicon wafers increased by 44.0% from 1,062.6 MW in 2022 to 1,530.6 MW in 2023.

Our revenue from sales of solar cells increased by 56.9% from RMB1.02 billion in 2022 to RMB1.60 billion (US$225.0 million) in 2023. The sales volume of our solar cells increased by 252.3% from 997.0 MW in 2022 to 3,512.0 MW in 2023.

We generated revenues from sales of solar projects of RMB42.0 million (US$5.9 million) in 2023.

We did not generate any revenues from processing service fees in 2023 as we did not provide silicon material processing services in this year.

We did not generate any revenues from electricity generation in 2023, attributable to the disposal of solar power plant in Argentina in 2022.

Our revenue from sales of other solar materials increased by 71.7% from RMB1.38 billion in 2022 to RMB2.37 billion (US$334.4 million) in 2023.

Cost of Revenues. Our cost of revenues increased by 40.6% from RMB70.85 billion in 2022 to RMB99.63 billion (US$14.03 billion) in 2023, primarily due to an increase in the shipment of solar modules in 2023.

Gross Profit. Our gross profit increased by 55.1% from RMB12.28 billion in 2022 to RMB19.05 billion (US$2.68 billion) in 2023, mainly attributable to an increase in the shipment of solar modules in 2023.

Our gross margin increased from 14.8% in 2022 to 16.0% in 2023, primarily due to a decrease in the cost of materials of solar modules.

Operating Expenses. Our operating expenses increased by 9.4% from RMB11.85 billion in 2022 to RMB12.96 billion (US$1.82 billion) in 2023, primarily due to (i) an increase in staff costs, (ii) an increase in impairment loss and (iii) occurrence of expenses in relation to the settlement of a dispute with one of our customers.

Our selling and marketing expenses decreased by 5.8% from RMB7.24 billion in 2022 to RMB6.82 billion (US$0.96 billion) in 2023, primarily due to a decrease in average shipping cost in Chinese market in 2023.

Our general and administrative expenses increased by 30.5% from RMB3.51 billion in 2022 to RMB4.58 billion (US$645.6 million) in 2023, primarily due to (i) an increase in staff costs; and (ii) expenses in relation to the settlement of a dispute with one of our customers.

Our impairment of long-lived assets increased by 71.3% from RMB373.7 million in 2022 to RMB640.0 million (US$90.1 million) in 2023, due to an increase in impairment loss on property, plant and equipment as a result of the upgrade of certain cell production equipment.

Our research and development expenses increased by 25.8% from RMB724.8 million in 2022 to RMB911.9 million (US$128.4 million) in 2023, as we devoted more efforts on our research and development in 2023.

Income from Operations. As a result of the foregoing, our income from operations increased by 1,318.9% from RMB429.2 million in 2022 to RMB6.09 billion (US$858.1 million) in 2023. Our operating profit margin increased from 0.5% in 2022 to 5.1% in 2023.

Interest Expenses, Net. Our net interest expenses consist of interest expenses of RMB1.17 billion (US$165.0 million) and interest income of RMB553.5 million (US$78.0 million) in 2023. Our net interest expenses increased by 25.9% from RMB490.7 million in 2022 to RMB617.6 million (US$87.0 million) in 2023 due to an increase in interest-bearing debts.

Subsidy Income. Our subsidy income increased by 8.3% from RMB1.09 billion in 2022 to RMB1.18 billion (US$165.6 million) in 2023, primarily due to an increase in the cash receipt of incentives to our business operations.

Exchange gain. We recognized a foreign exchange gain of RMB1.03 billion in 2022 and RMB0.94 billion (US$132.1 million) in 2023, primary due to the fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Other Income, Net. We had net other income of RMB1.6 million in 2022, compared with net other income of RMB26.1 million (US$3.7 million) in 2023. The decrease was primarily due to expenses related to charitable donations, partially offset by the patent licensing income we generated.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a loss arising from change in fair value of foreign currency forward contracts of RMB164.4 million in 2022, compared with a loss of RMB389.2 million (US$54.8 million) in 2023, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange Options. We recognized a loss arising from change in fair value of foreign exchange options of RMB4.2 million in 2022, compared with a gain of RMB74.3 million (US$10.5 million) in 2023. The gain from foreign exchange options was primarily due to the appreciation of the U.S. dollars against the Renminbi.

Change in fair value of convertible senior notes and call option. We recorded a loss arising from change in fair value of convertible senior notes and call option of RMB12.1 million in 2022, compared to a loss of RMB31.2 million (US$4.4 million) in 2023. The change was primarily due to the changes in the Company’s stock price in 2023.

Change in fair value of long-term investment. We recognized a gain from change in fair value of RMB101.9 million in the fourth quarter of 2022. In June 2022, we acquired a 2.98% equity interest in a PV material supplier, which is accounted for using the fair value option and recorded as long-term investment. In 2023, we recognized a gain from change in fair value of RMB221.5 million (US$31.2 million), primarily due to the increased valuation of several solar technology companies that we invested in.

Income Tax Expense. We recorded an income tax expense of RMB605.3 million in 2022, compared with an income tax expense of RMB1.26 billion (US$177.5 million) in 2023. The effective tax rate was 30.6% in 2022 and 16.8% in 2023.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB620.5 million in 2022 to RMB3.45 billion (US$485.6 million) in 2023. Our net profit margin increased from 0.7% in 2022 to 2.9% in 2023.

2022 compared with 2021

Revenues. Our revenues increased by 103.6% from RMB40.83 billion in 2021 to RMB83.13 billion in 2022. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules due to increasing demand in the global market.

Our revenue from sales of solar modules increased by 112.6% from RMB37.74 billion in 2021 to RMB80.22 billion in 2022, primarily due to a significant increase in the shipment of solar modules. The sales volume of our solar modules increased by 99.4% from 22.2 GW in 2021 to 44.3 GW in 2022.

Our revenue from sales of silicon wafers decreased by 59.5% from RMB1.15 billion in 2021 to RMB466.6 million in 2022. The sales volume of our silicon wafers decreased by 50.7% from 2,153.4 MW in 2021 to 1,062.6 MW in 2022.

Our revenue from sales of solar cells increased by 68.8% from RMB606.6 million in 2021 to RMB1.02 billion in 2022. The sales volume of our solar cells increased by 16.4% from 856.4 MW in 2021 to 997.0 MW in 2022.

We generated revenues from sales of solar projects of RMB31.4 million in 2022.

We did not generate any revenues from processing service fees in 2022 as we did not provide silicon material processing services in this year.

We did not generate any revenues from electricity generation in 2022, attributable to the disposal of solar power plant in Argentina in 2022.

Our revenue from sales of other solar materials increased by 32.3% from RMB1.04 billion in 2021 to RMB1.38 billion in 2022.

Cost of Revenues. Our cost of revenues increased by 107.4% from RMB34.17 billion in 2021 to RMB70.85 billion in 2022, primarily due to an increase in the shipment of solar modules.

Gross Profit. Our gross profit increased by 84.4% from RMB6.66 billion in 2021 to RMB12.28 billion in 2022, mainly attributable to an increase in the shipment of solar modules in 2022.

Our gross margin decreased from 16.3% in 2021 to 14.8% in 2022, primarily due to an increase in the material cost of solar modules.

Operating Expenses. Our operating expenses increased by 113.3% from RMB5.56 billion in 2021 to RMB11.85 billion in 2022, primarily due to (i) an increase in shipping cost, (ii) an increase in impairment loss and the disposal of property, plant and equipment and (iii) an increase in share-based compensation expenses.

Our selling and marketing expenses increased by 153.5% from RMB2.86 billion in 2021 to RMB7.24 billion in 2022, primarily due to an increase in shipping cost as a result of an increase in sales volume of solar modules in 2022.

Our general and administrative expenses increased by 78.7% from RMB1.96 billion in 2021 to RMB3.51 billion in 2022, primarily due to an increase in disposal of property, plant and equipment and an increase in share-based compensation expenses.

Our impairment of long-lived assets increased by 36.5% from RMB273.7 million in 2021 to RMB373.7 million in 2022, due to an increase in impairment loss on property, plant and equipment as a result of the upgrade of certain equipment used in our wafer production line.

Our research and development expenses increased by 57.0% from RMB461.6 million in 2021 to RMB724.8 million in 2022, as we devoted more efforts on our research and development in 2022 .

Income from Operations. As a result of the foregoing, our income from operations decreased by 61.1% from RMB1.10 billion in 2021 to RMB429.2 million in 2022. Our operating profit margin decreased from 2.7% in 2021 to 0.5% in 2022.

Interest Expenses, Net. Our net interest expenses consist of interest expenses of RMB1.08 billion and interest income of RMB588.7 million in 2022. Our net interest expenses decreased by 21.4% from RMB624.0 million in 2021 to RMB490.7 million in 2022 due to an increase in interest income.

Subsidy Income. Our subsidy income increased by 133.9% from RMB465.7 million in 2021 to RMB1.09 billion in 2022, primarily due to an increase in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Loss. We recognized a foreign exchange loss of RMB355.5 million in 2021 and a foreign exchange gain of RMB1.03 billion in 2022, primary due to the fluctuation in the exchange rate fluctuation of the U.S. dollars against the Renminbi in 2022.

Other Income, Net. We had net other income of RMB1.9 million in 2021, compared with net other income of RMB1.6 million in 2022.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a gain arising from change in fair value of foreign currency forward contracts of RMB288.9 million in 2021, compared with a loss of RMB164.4 million in 2022, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange Options. We recognized a gain arising from change in fair value of foreign exchange options of RMB18.8 million in 2021, compared with a loss of RMB4.2 million in 2022. The gain from foreign exchange options was primarily due to the appreciation of the U.S. dollars against the Renminbi.

Change in fair value of convertible senior notes and call option. We recorded a gain arising from change in fair value of convertible senior notes and call option of RMB191.6 million in 2021, compared to a loss of RMB12.1 million in 2022. The change was primarily due to changes in our stock price in 2022.

Change in fair value of long-term investment. We recognized a gain from change in fair value of RMB101.9 million in the fourth quarter of 2022. In June 2022, we acquired a 2.98% equity interest in a PV material supplier, which is accounted for using the fair value option and recorded as long-term investment.

Income Tax Expense. We recorded an income tax expense of RMB194.1 million in 2021, compared with an income tax expense of RMB605.3 million in 2022. The effective tax rate was 17.8% in 2021 and 30.6% in 2022.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB721.0 million in 2021 to RMB620.5 million in 2022. Our net profit margin decreased from 1.8% in 2021 to 0.7% in 2022.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2023, we had RMB16.06 billion (US$2.26 billion) in cash and cash equivalents and RMB3.01 billion (US$423.7 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

We have entered into purchase agreements and other agreements for (i) expanding the high-efficiency mono wafer production capacity of our factories in Leshan, Sichuan Province, Yili, the XUAR, Xining, Qinghai Province, Jinchang, Gansu Province and Vietnam, (ii) expanding our mono wafer and solar cells production capacity through the construction of production facilities in Shangrao, Jiangxi Province, Hefei, Anhui Province, Chuxiong, Yunnan Province, and Malaysia, (iii) expanding the solar module production capacity of our factories in Yiwu, Haining, Zhejiang Province, Shangrao, Jiangxi Province and Malaysia, and (iv) upgrading our production equipment. Our capital commitments under these agreements amounted to RMB20.15 billion (US$2.84 billion) as of December 31, 2023, of which RMB7.34 billion (US$1.03 billion) will be due in 2024. We anticipate to use funds from bank borrowings, finance leasing, and capital contribution from other shareholders of our subsidiaries, as the case may be, to fulfil these capital commitments. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2023, we had total credit facilities available of RMB73.14 billion (US$10.30 billion) with various banks, of which RMB38.68 billion (US$5.45 billion) were drawn down and RMB34.46 billion (US$4.85 billion) were available.

As of December 31, 2023, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB13.58 billion (US$1.91 billion). As of December 31, 2023, we had short-term borrowings outstanding of RMB12.03 billion (US$1.70 billion), RMB678.5 million (US$95.6 million), RMB257.1 million (US$36.2 million), RMB0.61 billion (US$86.4 million),which were denominated in RMB, Euros, JPY and USD, respectively, and bearing a weighted average interest rate of 3.4%, 3.9%, 2.7%, 4.5%, per annum, respectively.

As of December 31, 2023, we pledged property, plant and equipment of a total net book value of RMB1.99 billion (US$280.1 million), land use rights of a total net book value of RMB21.2 million (US$3.0 million), inventories of a total net book value of RMB619.7 million (US$87.3 million), account receivables of a total net book value of RMB437.4 million (US$61.6 million) and bank deposits of a total net book value of RMB0.1 million (US$20.2 thousand) to secure repayment of our short-term borrowings of RMB1.42 billion (US$200.0 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings. Two of our subsidiaries had a revolving loan facility from Wells Fargo Bank, National Association as of December 31, 2022 and 2023.

Obligations under the loan facility were secured by substantially all of the assets of the two subsidiaries, including account receivables, bank balances, inventories, property and plants etc. (the “Pledged Assets”) as of December 31, 2022 and 2023, and the amount of available facilities is generally determined and updated from time to time based on certain percentage of the Pledged Assets balances. As of December 31, 2023, approximately US$700 were drawn down from such revolving loan facility.

We have long-term borrowings (excluding the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB11.24 billion (US$1.58 billion), which bore interest at an average annual rate of 5.8% as of December 31, 2023. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2023, we pledged property of a net book value of RMB7.25 billion (US$1.02 billion) to secure repayment of borrowings of RMB1.56 billion (US$220.4 million). As of December 31, 2023, our long-term loans in the amount of RMB11.24 billion (US$1.58 billion) will be due for repayment after one year, but within five years.

In addition, we have repayment obligations under our convertible notes. As of December 31, 2023, we had outstanding convertible notes in the principal amount of US$55.2 million.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries that are registered as wholly-owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from our PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to our shareholders. Our net assets subject to the above restrictions were RMB26.52 billion (US$3.74 billion), representing 79.1% of our total consolidated net assets as of December 31, 2023.

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

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued convertible senior notes of US$85 million due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders will have the right to require us to repurchase for cash all or any portion of their notes on June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. As of the date of this annual report, the convertible notes of US$71.0 million in aggregate have been converted. In connection with the issuance of the convertible notes, we entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC, whom we refer to as the option counterparty. The zero strike call option transaction was completed in July 2021.

In December 2020, we filed a prospectus supplement to sell up to an aggregate of US$100 million of the ADSs through the 2020 ATM Program. In January 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses.

In January 2022, Jiangxi Jinko had completed the STAR Listing and started trading on the Star Market (SSE, code: 988223) Jiangxi Jinko has issued 2,000,000,000 shares representing approximately 20% of the total 10,000,000,000 shares outstanding after the STAR Listing. The shares were issued at a public offering price of RMB5.00 per share and the total gross proceeds of the STAR Listing were approximately RMB10.00 billion. After the STAR Listing, we owned approximately 58.62% equity interest in Jiangxi Jinko.

Our working capital was RMB1.88 billion (US$265.4 million) as of December 31, 2023. Our management believes that our cash position as of December 31, 2023, the cash expected to be generated from operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of our consolidated financial statements for 2023 included in this annual report.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2021	2022	2023
	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands)
Net cash (used)/ provided by operating activities	430,646.3	(5,800,784.0)	13,826,123.3	1,947,368.7
Net cash used in investing activities	(11,309,232.7)	(12,272,387.0)	(15,159,670.1)	(2,135,194.9)
Net cash provided by financing activities	12,017,851.0	20,018,922.0	8,640,901.8	1,217,045.6
Net increase in cash, cash equivalents, and restricted cash	1,022,474.7	2,173,708.0	8,156,326.7	1,148,794.6
Cash, cash equivalents and restricted cash, beginning of the year	8,074,771.8	9,097,246.0	11,270,953.9	1,587,480.7
Cash and cash equivalents, restricted cash, end of the year	9,097,246.4	11,270,954.0	19,427,280.6	2,736,275.2

Our net cash, cash equivalents and restricted cash increased by RMB1.02 billion, RMB2.17 billion and RMB8.16 billion (US$1.15 billion) during 2021, 2022 and 2023, respectively. As of December 31, 2023, we had RMB19.43 billion (US$2.74 billion) in cash, cash equivalents and restricted cash for continuing operations. As of December 31, 2023, we had a total capital commitment of RMB20.15 billion (US$2.84 billion). We believe that our cash and cash equivalents, cash flows from operating activities and our subsidiary Jiangxi Jinko’s equity offerings will be sufficient to meet our working capital, capital expenditure needs that will arise in 2024 and beyond.

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

Operating Activities

Net cash used by operating activities in 2023 was RMB13.83 billion, consisting primarily of (i) a decrease in notes receivable from third parties of RMB2.50 billion due to the change of customers’ payment method, and (ii) an increase in accounts payable of RMB5.54 billion, which was primarily in relation to our increased production capacity, partially offset by (i) an increase in accounts receivable from third party of RMB6.81 billion, in line with our increased business scale globally, and (ii) an increase in inventories of RMB3.84 billion due to the expansion of our production capacity and business scale.

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

Investing Activities

Net cash used in investing activities in 2023 was RMB15.16 billion, consisting primarily of (i) the purchase of property, plant and equipment of RMB15.29 billion, (ii) the purchase of restricted short-term investments of RMB15.24 billion and (iii) purchase of restricted long term investments of RMB1.54 billion, partially offset by (i) cash collected from restricted short term investments of RMB16.70 billion, and (ii) cash collected from restricted long-term investments of RMB1.38 billion.

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

Financing Activities

Net cash provided by financing activities in 2023 was RMB8.64 billion, consisting primarily of (i) borrowings of RMB19.75 billion, (ii) proceeds from issuance of convertible senior notes of RMB4.73 billion, and (iii) increase in notes payable from third party of RMB5.21 billion, partially offset by repayment of borrowings of RMB20.82 billion.

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

Capital Expenditures

We had capital expenditures, representing the payments that we had made, of RMB8.69 billion, RMB12.29 billion and RMB15.85 billion (US$2.23 billion) in 2021, 2022 and 2023, respectively. Our capital expenditures were used primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We have entered into purchase agreements and other agreements for (i) expanding our high-efficiency mono wafer production capacity of factories in Leshan, Sichuan Province, Yili, the XUAR, and Vietnam, (ii) expanding our mono wafer and solar cells production capacity through the construction of production facilities in Shangrao, Jiangxi Province, Hefei, Anhui Province, Chuxiong, Yunnan Province, and Malaysia (iii) expanding our solar module production capacity in factories in Yiwu Haining, Zhejiang Province, and Malaysia, and (iv) upgrading our production equipment. Our capital commitments under these agreements amounted to RMB20.15 billion (US$2.84 billion) as of December 31, 2023, of which RMB7.34 billion (US$1.03 billion) will be due in 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

Recent Accounting Pronouncements

New Accounting Standards Adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this Update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. We adopted this update in the first quarter of 2023 and the adoption did not have a material impact to our consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which we adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. We adopted this update in the first quarter of 2023 and the adoption did not have a material impact to our consolidated financial statements.

New Accounting Standards Not Yet Adopted

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for us beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. We are in the process of evaluating the impact of the new guidance on our consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. We are in the process of evaluating the impact of the new guidance on our consolidated financial statement.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is also permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply retrospectively. We are in the process of evaluating the impact of the new guidance on our consolidated financial statement.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research. In 2019, we were awarded the “best performance” of reliability scorecard for the fifth consecutive time by DNY-GL, and won the 5th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2019 organized by TÜV Rheinland and ranked first in testing conducted for the mono group. In 2020, we won the 6th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2020 organized by TÜV Rheinland. In March 2021, our R&D Center module laboratory obtained satisfactory results in the latest national assessment of PV Modules Testing Accuracy. In December 2022, we launched our industry-leading 182 mm N-type TOPCon TigerNeo family, achieving the highest solar conversion efficiency of 23.86% for N-type TOPCon modules and the highest solar conversion efficiency of 26.4% for N-type TOPCon solar cells in the industry. In October 2023, our large-size N-type TOPCon solar cells reached the maximum conversion efficiency rate of 26.89%, and our large size N-type TOPCon module reached the maximum conversion efficiency rate of 24.76%.

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

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we would partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which would be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge cell technologies. In 2016, we established cooperative relationship with Sun Yat-Sen University and the National University of Singapore in the research of solar modules and solar cells, respectively. In 2017, we partnered with TÜV Rheinland, an independent provider of technical services for testing, inspection, certification, consultation and training, to develop standardized testing methods for bifacial PV technology. In 2018, we participated in three projects cooperating with Institute of Electrical Engineering of the Chinese Academy of Sciences of Zhejiang University and Nanchang University in module recycling, high-efficiency P-type poly, and N-type bifacial cell. In 2019, we signed a memorandum of understanding with Shanghai Institute of Space Power Sources to co-develop high efficiency solar cell technology for space and terrestrial applications. In the same year, we also lead two national key R&D programs of China relating to the decline of the N-type multicrystalline cell industry and the recycle of end-of-life solar products. As of the date of this annual report, we have published four article regarding international standard and 59 articles regarding domestic standard. We have several national R&D platforms, including national enterprise technology centers, national post-doctoral research stations and national intellectual property demonstration enterprises. In November 2023, the wafer integrated project led by us was successfully approved as a key research and development plan of the 14th Five-Year Plan of the PRC by the Ministry of Science and Technology of the PRC.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2021, 2022 and 2023, our research and development expenses were RMB461.6 million, RMB724.8 million and RMB911.9 million (US$128.4 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of December 31, 2023, we have been granted 3,541 patents, including 1,344 utility model patents, 2,143 invention patent and 54 design patents. We also have 904 pending patent applications. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. For information related to intellectual property claims that we have involved, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO and trademark authorities in other countries and regions. As of December 31, 2023, we have been granted 660 trademarks in the PRC, such as “”, “” and “”, and 29 trademarks in Hong Kong and Taiwan, including “”, and “”.We also have 129 trademarks registered in WIPO. We have pending trademark applications of 286 trademarks in 112 countries and regions, such as the United Arab Emirates, Oman, Egypt, Australia, Brazil, Germany, Korea, Canada, Malaysia, the United States, Republic of Moldova, Mexico, European Union, Turkey, New Zealand, Israel, Italy, India, Indonesia, the United Kingdom, Chile. In addition, we have registered 10 trademarks in the United States, 16 trademarks in Canada and 14 trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2023 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

As of December 31, 2023, when the forward-looking factors based on the assumption of current and future economic conditions increased by 5% while holding all other estimates constant, our expected credit losses would increase by RMB2.5 million.

Accrued Warranty Costs for Solar Modules

Our major products Solar modules are typically sold with either a 5-year or 10-year warranty for solar modules product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Therefore, we are exposed to potential liabilities that could arise from these warranties. The potential liability is generally in the form of solar modules product replacement or repair.

We accrue liabilities for the estimated future costs of meeting our warranty obligations and apply significant judgements in estimating the expected failure rate of solar module products and the replacement costs associated with fulfilling our warranty obligations when measuring the warranty costs for solar modules.

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

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	49	Chairman of the board of directors and chief executive officer
Xianhua Li	50	Director
Wing Keong Siew	73	Independent director
Steven Markscheid	70	Independent director
Yingqiu Liu	74	Independent director
Haiyun (Charlie) Cao	47	Director
Mengmeng (Pan) Li	43	Chief financial officer

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

Mr. Steven Markscheid has been an independent director of the Company since September 15, 2009. Mr. Markscheid is chairman-emeritus and senior advisor of KX Power, a UK based battery energy storage project developer. He serves as an independent non-executive director of Xiaobai Maimai Inc., Fanhua Inc., Kingwisoft Technology, Richtech Robotics, Tristar Acquisition Corporation, Monterey Acquistion Corporation, Four Leaf Acquisition Corporation and also a trustee-emeritus of Princeton in Asia. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE, he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE, he worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. He began his career with the US China Business Council, in Washington D.C. and Beijing. He received his bachelor’s degree in East Asian Studies from Princeton University in 1976, his master’s degree in international affairs from Johns Hopkins University in 1980 and an MBA from Columbia University in 1991.

Mr. Yingqiu Liu has been an independent director of our company since April 2015. Mr. Liu is a researcher and doctoral supervisor of the Chinese Academy of Social Sciences (“CASS”), a member of the All-China Federation of Industry and Commerce Think Tank Committee, a member of expert group of the Fifth the China Economic and Social Development Council of National Committee of the Chinese People’s Political Consultative Conference, and the director of Institute of Private economy, China Urban Development. Mr. Liu was previously the President of the University of Chinese Academy of Social Sciences, the Director General of the Center for Private Economic Studies in CASS, the Director of Socialist economic theory Research Department in Nankai University. Mr. Liu graduated from Nankai University with a doctor’s degree in economics in April 1991. In 1993, Mr. Liu was recognized as an expert who enjoys the life-time special allowance by the State Council. In 1996, Mr. Liu was recognized as an expert with outstanding contributions by CASS.

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

In 2023, we paid cash compensation in the aggregate amount of RMB8.7 million (US$1.2 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was RMB622.5 thousand (US$87.7 thousand) in 2023.

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

Change in Control. In the case of a change in control event, which is (i) the sale or disposal of all, or substantially all of our assets, or (ii) the acquisition of more than 50% of the voting power in our company by way of a merger, consolidation, tender or exchange offer or otherwise, and the acquirer has made its the intention to cause the Company to cease to be a public company known to the public, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control event. The compensation committee may also decide to cancel such awards for fair value (as determined in its sole discretion), provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control event but not thereafter.

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

Share Options

As of the date of this annual report, options to purchase 43,000 ordinary shares are outstanding. The following table summarizes the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares	Exercise Price (US$)	Grant Date	Expiration Date
Wing Keong Siew	*	3.2875	October 10, 2014	October 9, 2024
Other Employees	*	3.2875	October 10, 2014	October 9, 2024

*        Upon exercise of all share options, would beneficially own less than 1.0% of our then outstanding share capital.

C.	Board Practices

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

As of December 31, 2021, 2022 and 2023, we had a total of 31,030, 46,511 and 57,397 employees, respectively. The increase in our number of employees in 2023 was mainly attributable to the expansion of our manufacturing facilities in China. As of December 31, 2023, we had 57,397 full-time employees, including 38,459 in manufacturing, 2,320 in research and development, 1,134 in sales and marketing and 15,484 in administration. A vast majority of our employees are located in China with a small portion of employees based in Southeast Asia, the United States, Europe and other countries and regions.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. We were awarded HR Asia Best Companies to Work for in Asia Awards – China Edition, in 2019, 2020 and 2021. With the corporate culture of equality, accountability, commitment, and driving excellence, we were acknowledged for the best practices in human resource management. In April 2021, we won the award for “Asia’s Best Employer” for the third consecutive year. In November 2022, Jiangxi Jinko won the award for “Best Campus Project” in Employer Branding Festival 2022 organized by Employer Branding Institute, and was awarded as one of the Best Employers of both 2022 and 2023 in China by Zhaopin.com. Jiangxi Jinko was awarded as one of the winners of LinkedIn MostIn Awards for both 2022 and 2023, and one of the Most Influential Employers in both 2023 and 2024 by Haitou.cc. In September 2023, Jiangxi Jinko was awarded as Outstanding Influential Employer in Photovoltaic Intelligent Manufacturing for 2023 by BJX. In November 2023, Jiangxi Jinko was awarded as “BOLE” Valuable Employer of the Year by Enfovia.com. In December 2023, Jiangxi Jinko was awarded as Top 100 Extraordinary Employer of 2023 by Liepin.com and Best Employer Brand for Global Companies by Moka.

Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB740.5 million, RMB1.07 billion and RMB1.60 billion (US$225.0 million), respectively, as of December 31, 2021, 2022 and 2023. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of March 31, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)(7)	37,388,562	17.6
Xianhua Li(4)(7)	8,976,488	4.2
Wing Keong Siew	*	*
Steven Markscheid	*	*
Yingqiu Liu	*	*
Haiyun (Charlie) Cao	*	*
Mengmeng (Pan) Li	*	*
All Directors and Executive Officers as a group	48,245,731	22.4
Principal Shareholders:
Brilliant Win Holdings Limited(3)	37,388,562	17.6
Yale Pride Limited(5)	16,275,365	7.7
Zhuoling International Limited(6)	12,800,000	6.0

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 212,618,115 ordinary shares, being the number of shares outstanding as of March 31, 2024 (excluding 92,946 ADSs representing 371,785 ordinary shares reserved for future grants under our share incentive plans, and 7,012,712 ordinary shares as treasury stock), and the number of ordinary shares that such person or group has the right to require within 60 days as of March 31, 2024 by option or other agreement (these shares are also included in the computation of the percentage ownership of any other person or group).

(3)	Represents 37,388,562 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Brilliant Win Holdings Limited. Brilliant Win Holdings Limited is a British Virgin Islands company wholly owned by Cypress Hope Limited, a British Virgin Islands company wholly owned by Mr. Li Xiande. Mr. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited. Therefore, Mr. Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Xiande Li is a brother of Mr. Xianhua Li.

(4)	Represents 8,976,488 ordinary shares (including certain ordinary shares in the form of ADSs) held by Peaky Investments Limited. Peaky Investments Limited is a British Virgin Islands company which is wholly owned by Talent Galaxy Limited, a British Virgin Islands company wholly owned by Mr. Xianhua Li. Mr. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited. Therefore, Mr. Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Xianhua Li is a brother of Mr. Xiande Li.

(5)	Represents 16,275,365 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Yale Pride Limited. Yale Pride Limited is a British Virgin Islands company wholly owned by Charming Grade Limited, which is in turn wholly owned by Mr. Kangping Chen. Mr. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited. Therefore, Mr. Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Chen is the brother-in-law of Mr. Xiande Li.
(6)	Represents 12,800,000 ordinary shares in the form of ADSs held by Zhuoling International Limited. Zhuoling International Limited is a British Virgin Islands company wholly owned by Shangrao Zhuoling No. 2 Enterprise Development Center (Limited Partnership), 99.99% and 0.01% equity interest of which is in turn owned by Mr. Kangping Chen and his wife, respectively. Mr. Kangping Chen is the sole director of Zhuoling International Limited and as such has the power to vote and dispose of the ordinary shares held by Zhuoling International Limited. Therefore, Mr. Kangping Chen is the beneficial owner of all our ordinary shares held by Zhuoling International Limited. The registered address of Zhuoling International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(7)	In June 2021, Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li (each, the “Concert Person;” collectively, the “Concert Persons”) entered into an acting-in-concert agreement (the “Acting-in-Concert Agreement”), which is filed as an exhibit to this annual report. According to the Acting-in-Concert Agreement, the Concert Person agree to reach a common decision and act in concert on each matter with respect to business strategy, appointment/removal of directors and management, organizational operation and business operation of the Company, JinkoSolar Investment and Jiangxi Jinko. The Acting-in-Concert Agreement further provides that each of the Concert Persons agrees to vote (or cause to be voted) all of the shares that they have the power to vote or to direct the vote of in the manner agreed by the Concert Persons, or otherwise in certain circumstances that no prior agreement could be reached, designated by Mr. Xiande Li at any shareholder meeting. The Concert Persons may be deemed as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder, and as a result such “group” would beneficially own 74,845,275 ordinary shares, which represent 35.2% of the Company’s ordinary shares outstanding as of March 31, 2024.

The ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of March 31, 2024, we had one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of March 31, 2024. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2023.

As of December 31, 2023
RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	296,512,048.8
Accounts receivable from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai)	—

Advances to Suppliers from a related party:
Advances to Suppliers from Inner Mongolia Xinte Silicon Materials Co., Ltd for purchase of silicon	6,555,231.9

Notes receivables from a related party:
Notes receivables from JinkoPower	1,182,850.6

Prepayment and Other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	12,635,442.4
Other receivables due from JinkoPower for disposal of solar power projects	13,140,523.2
Other receivables due from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai) for technical services	1,223,845.0
Other receivables from JinkoPower for miscellaneous transactions	412,457.2

Other assets from related parties:
Guarantee receivables due from JinkoPower	—
Long-term receivables due from Sweihan PV Power Company P.S.J.C for DSRA deposit	38,376,461.3
Long-term receivables due from JinkoPower for disposal of solar power projects	16,859,423.3

Accounts payable due to a related party:
Accounts payable due to Jiangsu Jinko-Tiansheng Co., Ltd.	—
Accounts payable due to Xinte Silicon for inventory purchase	21,243,894.9

Advance from customers due to a related party:
Advance from customers due to JinkoPower for sales of solar modules and others	3,411,679.3

Notes Payable from a related party:
Notes Payable due to Inner Mongolia Xinte Silicon Materials Co., Ltd	277,000,000.0

Other payables due to a related party:
Other payables due to JinkoPower for payments on behalf of our company	11,598,914.2
Other payables to Jiangxi Desun for leasing of land and buildings	—
(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts we advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.
(3)	On March 30, 2021, we signed an agreement to offset the debts and receivables between JinkoPower and us with the aggregate amount of RMB71.0 million.

Related party transactions

Related party transactions for the year ended December 31, 2023 were as follows:

2023
RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to Sweihan PV	—
Income of financing guarantees	—
Revenue from sales of products to JinkoPower	353,419,765.8
Income of project management provided to Sweihan PV	3,930,910.0
Rental services provided to JinkoPower	11,589,850.9

Service expenses provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	—
Management service provided by JinkoPower	16,399,788.0
Rental services provided by Jiangxi Desun	—
Electricity fee charged by JinkoPower	119,352,299.3
Other fees charged by JinkoPower	—
Silicon procurement from Xinte Silicon	1,537,073,070.2
Compensation payment to JinkoPower	5,109,050.3

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

As of December 31, 2023, we recorded the guarantee fee income receivable amounted to nil and did not record any guarantee liability. Other income from JinkoPower for the guarantee fee amortized in 2023 amounted to nil, respectively.

In 2023, sales of solar module products to subsidiaries of JinkoPower amounted to RMB353.4 million (US$49.8 million). As of December 31, 2023, outstanding receivables due from JinkoPower were RMB297.7 million (US$41.9 million), none of which was overdue over one year. We did not charged JinkoPower interest on the overdue receivables.

In 2023, we did not record any sales of solar module products to Sweihan PV.

In 2023, rental services provided to subsidiaries of JinkoPower amounted to RMB11.6 million (US$1.6 million).

In 2023, we did not record any processing service fee due from Jinko-Tiansheng. Jinko-Tiansheng is an OEM service provider which provided PV module processing and assembling services to us. We disposed all of our equity interest in Jinko-Tiansheng in 2022 and Jinko-Tiansheng is not our related party any more.

In November 2017, we entered into an agreement with JinkoPower, pursuant to which JinkoPower is entrusted to exercise certain shareholders’ rights (other than profit distribution, residual property distribution and disposition rights) in five operating entities of overseas power stations which were then wholly-owned by us, enabling JinkoPower to monitor the construction and daily operations of these power stations. We retain ownership of these power stations and JinkoPower does not possess any call or other rights over them. We agree to pay service fees calculated based on the actual costs incurred by JinkoPower during the construction period of the power stations and a fixed fee during the operation period. We recorded service expenses of RMB7.8 million, RMB7.0 million and RMB6.8 million as cost of project assets in 2021, 2022 and 2023, respectively. JinkoPower provided other management services to us of RMB1.0 million, RMB1.9 million and RMB9.6 million in 2021, 2022 and 2023, respectively.

On January 1, 2008, Jiangxi Desun and us entered into an operating lease agreement pursuant to which Jiangxi Desun leased its buildings and land use rights to us for a ten-year period from January 1, 2008 to December 31, 2017. In 2018, the agreement was extended for another 10 years from January 1, 2018 to December 31, 2027. Jiangxi Desun did not charged us in rent for 2023.

In 2023, electricity fee charged by subsidiaries of JinkoPower amounted to RMB119.4 million (US$16.8 million).

JinkoSolar jointly invested in Xinte Silicon in 2021 which was accounted for under the equity method. JinkoSolar purchased polysilicon of RMB824.8 million and RMB1.54 billion (US$216.5 million) from Xinte Silicon during the years ended December 31, 2022 and 2023, respectively.

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

In January 2014, the U.S. Department of Commerce initiated the first administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2015, the U.S. Department of Commerce issued the final results of this first administrative review, according to which, the anti-dumping and countervailing rates applicable to us were 9.67% and 20.94%, respectively. Such rates apply as the final rates on the import into the United States of the CSPV cells, whether or not assembled into modules from China, from May 25, 2012 to November 30, 2013 for dumping, and from March 26, 2012 to December 31, 2012 for countervailing, respectively. Such rates were the cash deposit rates applicable to us from July 14, 2015. In February 2015 and February 2016, the U.S. Department of Commerce initiated the second administrative and the third administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China, respectively. The U.S. Department of Commerce issued the final results of the second administrative review in June and July of 2016 and the final results of the third administrative review in July 2017. As we were not included in the second and the third administrative review, the rates applicable to us remained at 9.67% (for anti-dumping) and 20.94% (for countervailing) after this review. In February 2017, the U.S. Department of Commerce initiated the fourth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2018, the U.S. Department of Commerce published the final results of the fourth administrative review. As we were not included in this anti-dumping administrative review, the anti-dumping deposit rates applicable to us remained at 9.67%. The countervailing deposit rates applicable to us were 13.20% after this review. On October 30, 2018, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review. As a result, the countervailing deposit rates applicable to us were 10.64% after this amendment. On October 29, 2020, the U.S. Department of Commerce amended the final results of the fourth countervailing administrative review pursuant to the final judgement of the United States Court of International Trade; the final subsidy rate applicable to us for the entries made during the period from January 1, 2015 through December 31, 2015 was changed to 4.22%. In November 2017, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV cells, whether or not assembled into modules from China, would likely lead to continuation or recurrence of material injury. In March 2018, the U.S. Department of Commerce determined that revocation of the countervailing order would likely lead to continuation or recurrence of a net countervailable subsidy. In March 2019, the U.S. International Trade Commission’s determined that revocation of the countervailing order would likely lead to the continuation or recurrence of countervailable subsidies. In February 2018, the U.S. Department of Commerce initiated the fifth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July and August 2019, the U.S. Department of Commerce issued the final results of the fifth administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 4.06% and 12.76%, respectively. In December 2019, the U.S. Department of Commerce amended the final results of the fifth countervailing administrative review. As a result, the countervailing deposit rate applicable to us was 12.7% after this amendment. In March 2019, the U.S. Department of Commerce initiated the sixth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In October 2020, the U.S. Department of Commerce issued the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 68.93%. In December 2020, the U.S. Department of Commerce amended the final result of the sixth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 95.5% after such amendment. In December 2020, the U.S. Department of Commerce issued the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 12.67%. In April 2021, the U.S. Department of Commerce amended the final result of the sixth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 11.97% after such amendment. In February 2020, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In August and October 2021, the U.S. Department of Commerce issued the final results of the seventh administrative review, according to which the anti-dumping and countervailing deposit rates applicable to us were 0% and 19.28%, respectively. In February 2021, the U.S. Department of Commerce initiated the eighth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In June 2022, the U.S. Department of Commerce issued the final result of the eighth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 15.71%. In August 2022, the U.S. Department of Commerce amended the final result of the eighth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 20.99% after such amendment. In June 2022, the U.S. Department of Commerce issued the final result of the eighth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 15.75%. In August 2022, the U.S. Department of Commerce amended the final result of the eighth countervailing administrative review, according to which the countervailing deposit rate applicable to us was 15.87% after such amendment. In February 2022, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. In July 2023, the U.S. Department of Commerce issued the final result of the ninth anti-dumping administrative review, according to which the anti-dumping deposit rate applicable to us was 36.5%. In July 2023, the U.S. Department of Commerce issued the final result of the ninth countervailing administrative review which was amended in August 2023. As a result, the countervailing deposit rate applicable to us was 10.34%. In February 2023, the U.S. Department of Commerce initiated the tenth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The tenth administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change. In February 2024, the U.S. Department of Commerce initiated the eleventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. The eleventh administrative review is pending as of the date of this annual report, and therefore, the final anti-dumping and countervailing rates applicable to us are subject to change.

On February 8, 2022, Auxin Solar Inc. (“Auxin”), a U.S. manufacturer of solar modules, requested that the U.S. Department of Commerce initiate country-wide inquiries into whether crystalline silicon photovoltaic cells, and modules containing such cells (solar cells and modules), that are produced/assembled in Cambodia, Malaysia, Thailand, or Vietnam using parts and components from China are circumventing the anti-dumping and countervailing orders on solar cells and modules from China. On March 25, 2022, the U.S. Department of Commerce determined to initiate the circumvention inquiries (the “Anti-Circumvention Case”). In August 2023, the U.S. Department of Commerce issued the final determination of the Anti-Circumvention Case, according to which solar cells and solar modules produced in and exported to the United States from Malaysia by Jinko Solar Technology Sdn. Bhd. or Jinko Solar (Malaysia) Sdn. Bhd., using wafers produced in China that were exported by specific affiliated companies, are not circumventing the anti-dumping and countervailing orders on solar cells and modules from China.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2015, following the affirmative injury determination made by U.S. International Trade Commission, the U.S. Department of Commerce issued the anti-dumping duty order and countervailing duty order. As a result, the final cash deposits were required to pay on import into the United States of the CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The announced cash deposit rates applicable to us were 65.36% (for anti-dumping) and 38.43% (for countervailing). The actual anti-dumping duty and countervailing duty rates at which entries of covered merchandise are finally assessed may differ from the announced deposit rates because they are subject to the administrative reviews by the U.S. Department of Commerce. In April 2016 and April 2017, the U.S. Department of Commerce initiated the first and the second administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, respectively. In July and September 2017, the U.S. Department of Commerce issued the final results of this first administrative review. The second administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2017 and November 2017, respectively. In April 2018, the U.S. Department of Commerce initiated the third administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The final results of the third administrative reviews were 165.04% (for anti-dumping) and 94.83% (for countervailing). We were not included in this third administrative reviews, therefore, the cash deposit rates applicable to us remained at 65.36% (for anti-dumping) and 38.43% (for countervailing). In May 2019, the U.S. Department of Commerce initiated the fourth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fourth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in September and October 2019, respectively. In April 2020, the U.S. Department of Commerce initiated the fifth administrative reviews of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The fifth administrative reviews of the anti-dumping duty order and countervailing duty order were rescinded by the U.S. Department of Commerce in August 2020. In January 2020, the U.S. Department of Commerce and the U.S. International Trade Commission initiated five-year reviews to determine whether revocation of the anti-dumping and countervailing duty orders with respect to CSPV modules assembled in China, consisting of CSPV cells produced in a customs territory other than China, would likely lead to continuation or recurrence of material injury. In September 2020, the U.S. International Trade Commission determined that revocation of the countervailing and antidumping duty orders would likely lead to continuation or recurrence of material injury to an industry in the United States within a reasonably foreseeable time and as a result the U.S. Department of Commerce hereby ordered the continuation of the AD and CVD orders on crystalline silicon photovoltaic products from China. The U.S. Customs and Border Protection will continue to collect AD and CVD cash deposits at the rates in effect at the time of entry for all imports of subject merchandise. In February 2021, the U.S. Department of Commerce announced the opportunity for interested parties to request the sixth administrative review and the due date for such request was the last day of February 2021. The sixth administrative review was not initiated. In March 2021, the U.S. Department of Commerce revoked, in part, the antidumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In April 2022, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The seventh administrative review of the anti-dumping duty order was rescinded, and we were not covered by the seventh administrative review of the countervailing duty order. The eighth administrative review (review period from February 1, 2022 to January 31, 2023) of the anti-dumping duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China was rescinded in July 2023 and the eighth administrative review of the countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China was not initiated. In July 2023, the U.S. Department of Commerce revoked, in part, the antidumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In February 2024, the U.S. Department of Commerce announced the opportunity for interested parties to request the ninth administrative review and the due date for such request is the last day of February 2024. In April 2024, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China, Such review is pending as of the date of this annual report, and therefore, the final anti-dumping rate applicable to us is subject to change. The ninth administrative review of countervailing duty orders with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China has not been initiated as of the date of this annual report.

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

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, the Singapore Customer filed its Reply Memorial accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon. On July 17, 2022, Jinko IE submitted its Rejoinder Memorial with all evidence correspondingly in reply to Reply Memorial. From October 10 to 21, 2022, the hearing for liability issue was held in Singapore, during which the tribunal heard the parties’ oral opening statements, evidence from the parties’ factual and expert witnesses, and oral closing statements. According to the tribunal’s directions, the parties submitted Post-hearing Briefs on January 20, 2023 and the Reply Post-hearing Briefs on March 3, 2023. On August 17, 2023, the tribunal issued Partial Award on Jurisdiction and Liability (the “Partial Award”), as corrected on October 2, 2023. Pursuant to the Partial Award, 365,000 solar modules supplied by Jinko IE to Singapore Customer under the 2012 Contract and 2013 Contract are deemed unsuitable for their intended purpose. The details regarding the remedies to be granted (if any) and the compensation amount that Jinko IE is required to provide will be determined in the final award. The final award is expected to be issued within one to two years. In November 2023, Jinko IE initiated procedure with local court to set aside the Partial Award (case number “OA 1165”). On April 25, 2024, the court dismissed Jinko IE’s application to set aside the Partial Award. On February 21,2024, Singapore Customer filed and served its submissions on remedies which quantified its claim at US$38,564,987 (RMB 273 million) plus the costs of disposal of the defective Modules and interest on damages at a rate of 5.33%. Jinko IE will file and serve its Submissions on Remedies by June 4, 2024 according to the current schedule of the case. Based on the latest submission of the Singapore Customer, our management reassessed the potential exposures with the assistance from the external legal counsel and believe that Jinko IE has reasonable grounds to challenge the amount claimed by the Singapore Customer for damages in this consolidated arbitration. Based on the assessment, our management concluded that its best estimate for the potential liabilities arising from the arbitration would be RMB180.0 million as of December 31, 2023. As a result, we recorded an accrual of approximately RMB180.0 million for this expense in the consolidated financial statements for the year ended December 31, 2023.If the arbitration did not rule in our favor, our results of operations, financial position and reputation could be materially and adversely affected.

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

(ii) On March 4, 2019, Hanwha Q CELLS GmbH (“Plaintiff B”), filed a patent infringement claim against JinkoSolar GmbH before the Düsseldorf Regional Court in Germany alleging that certain photovoltaic solar cells and modules containing these solar cells supplied by JinkoSolar GmbH infringed EP2 220 689 purportedly owned by Plaintiff B. On April 10, 2019, JinkoSolar GmbH filed the first brief with the court stating JinkoSolar GmbH would defend itself against the complaint. On September 9, 2019, JinkoSolar GmbH filed its statement of defense with the court (the “Statement of Defense”), requesting that the claim be dismissed and that Plaintiff B to bear the costs of the legal dispute. On March 3, 2020, Plaintiff B filed its reply to the Statement of Defense with the court. On April 20, 2020, JinkoSolar GmbH filed its rejoinder with the court commenting on Plaintiff B’s reply on March 3, 2020. On May 5, 2020, the oral hearing regarding the validity of the EP2 220 689, Plaintiff B’s entitlement to sue, and the infringement was held before the Düsseldorf Regional Court. On June 16, 2020, the Düsseldorf Regional Court sided with Plaintiff B and ordered that the third party cell technology contained in certain modules delivered by JinkoSolar GmbH infringes Plaintiff B’s patent (the “Judgment”). JinkoSolar GmbH filed its notice of appeal on July 14, 2020. On October 16, 2020, JinkoSolar GmbH submitted grounds of appeal to the Düsseldorf Higher Regional Court. On March 1, 2021, JinkoSolar GmbH submitted appeal joinder to the Düsseldorf Higher Regional Court. On September 28, 2020, Plaintiff B has submitted the request for penalty to Düsseldorf Regional Court, claiming that JinkoSolar GmbH violated the Judgment by continuing to promote infringing products and requesting imposition of penalty for such violation. Though not specified in Plaintiff B’s request, in general we do not expect the amount of such penalty to exceed €250,000. On November 30,2020, JinkoSolar GmbH submitted its response to Plaintiff B’s request for penalty. On April 6, 2021, JinkoSolar GmbH submitted its second response to Plaintiff B’s request for penalty. On August 23, 2021, Düsseldorf Regional Court dismissed Plaintiff B’s request for penalty. The oral proceedings at the Düsseldorf Higher Regional Court was held on March 30, 2023. Following this hearing, the Düsseldorf Higher Regional Court decided on 20 April 2023 that evidence should be taken by firstly hearing a witness and subsequently obtaining a written technical opinion from a court appointed expert. On June 2, 2023, Jiangxi Jinko and Hanwha Solutions Corporation and its affiliates entered into a patent cross-license and settlement agreement (“Patent Cross-License and Settlement Agreement”), pursuant to which both parties agree to: (1) grant mutual licenses to each other concerning a number of patents, including but not limited to the patents in dispute, and payment of license fees, and (2) terminate all worldwide pending patent infringement and invalidation proceedings between both parties (including each party’s affiliates). Consequently, JinkoSolar GmbH withdrew its appeal on June 22, 2023 and Düsseldorf Higher Regional Court terminated the proceedings by a decision dated June 26, 2023.

(iii) On March 12, 2019, Hanwha Solutions Corporation (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. Since then, the parties have taken the various procedural steps required by the court’s directions in relation to infringement and validity claims and defences. The final was held from September 23 to 30 and October 10 to 14, 2022. Pursuant to the Patent Cross-License and Settlement Agreement entered between Jiangxi Jinko and Hanwha Solutions Corporation and its affiliates dated June 2, 2023, Jinko AUS and Hanwha Q CELLS Plaintiffs filed the Notice of Discontinuance dated June 23, 2023 which the court acknowledged on June 26, 2023.

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

On June 24, 2019, JinkoSolar GmbH filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. An additional hearing is to be held on September 28 and 29, 2022, during which the opposition division finally decided to uphold the patent with the limited claims and an amended version of the patent description. Currently, the European Patent Office has not yet issued its decision including the grounds in writing. Following the Patent Cross-License and Settlement Agreement entered between Jiangxi Jinko and Hanwha Solutions Corporation and its affiliates dated June 2, 2023, JinkoSolar GmbH filed the request for withdrawal of the opposition on June 26, 2023, which was acknowledged by the European Patent Office on the same day.

On May 7, 2021, the Spanish Customer (the “Spanish Customer”) submitted a request for arbitration at International Chamber of Commerce (Case No. 26251/JPA) (the “Request”) against Jiangxi Jinko in connection with dispute arising out of a PV Module Sales Contract entered into in August, 2020 (the “Contract”). In the Request, the Spanish Customer’s claims are based on (i) Jiangxi Jinko’s alleged breaches of the Contract by being unable to deliver the goods at the initially agreed shipping dates and price; (ii) the subsequent termination of the Contract by the Spanish Customer; (ii) alleged replacement purchases the Spanish Customer has made to replace the goods originally ordered from Jiangxi Jinko; and (iv) alleged further costs and other indirect damages purportedly incurred by the Spanish Customer as a consequence of Jiangxi Jinko’s alleged breaches and relating to the PV plant in Australia for which the goods had been intended. On July 21, 2021, Jiangxi Jinko submitted an answer to the Request denying that the Spanish Customer is entitled to the relief it requests, and raised a counterclaim for damages for its loss of profit as well as wasted costs expended in reliance on the performance of the Contract. On January 28, 2022, the tribunal confirmed the Terms of Reference and Procedural Order No.1 signed by the Spanish Customer and Jiangxi Jinko, according to which, except any extension granted by the tribunal, (i) the Spanish Customer will submit Statement of Claim before April 6, 2022 and Jiangxi Jinko will submit Statement of Defense and Counterclaim before June 6, 2022, (ii) the Spanish Customer will submit Statement of Reply and Defense to Counterclaim before September 6, 2022, Jiangxi Jinko will submit Statement of Rejoinder and Reply on Counterclaim before November 4, 2022 and the Spanish Customer will submit Rejoinder on Counterclaim before December 19 2022, (iii) the hearing will be held during the week of April 17, 2023. On April 6, 2022, the Spanish Customer submitted Statement of Claim, which maintained the claims as the Request and additionally claimed the legal interest accrued on the amounts requested. On June 6, 2022, Jiangxi Jinko rejected the claims and brought the counterclaim for the wrongful termination in its submission of Statement of Defense and Counterclaim. On September 6, 2022, the Spanish Customer submitted Statement of Reply and Defense to Counterclaim to maintain its positions. On November 4, 2022, Jiangxi Jinko repeatedly denied the claims and claimed for the damgas in its submission of Statement of Rejoinder and Reply on Counterclaim. On December 19, 2022, the Spanish Customer submitted Rejoinder on Counterclaim. The hearing took place on from April 18 to 19, 2023 in Madrid. In June 2023, the Spanish Customer and Jiangxi Jinko reached the Settlement Agreement, pursuant to which, both parties irrevocably waived any claims, demands, liabilities in relation to the Contract and further agreed to enter into a separate Sales Contract with the quantity of around 325MW, and both parties mutually agreed that Jiangxi Jinko shall provide the Rebate Amount of US$8.5 million in the form of a credit note to the Spanish Customer in relation to the goods to be purchased under the Sales Contract. The Rebate Amount shall be deducted proportionally from each payment of the purchase price of the Sales Contract. On September 13, 2023, the tribunal orders the termination of the proceedings upon both parties’ mutual consent.

On June 17, 2022, one of our Indian customers (the “Indian Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 27085/OSI) against Jiangxi Jinko in connection with dispute arising out of a project module supply agreement entered into in May 2017 (“Supply Agreement”). The Indian Customer further submitted Statement of Claim on December 9, 2022, in which the Indian Customer confirmed it does not pursue its claims requiring Jiangxi Jinko to repair or replace relevant modules under the warranty certificate and amended the amount of damages as follows: (i) delay Liquidated Damages in the amount of US$363.3 million; (ii) costs arising from or in connection with the construction / installation of 32MW of additional capacity for the purpose of making up alleged shortfall in the performance of the plant due to allegedly deficient and/or defective modules in the amount of US$14.1 million; and (iii) liquidated damages levied against the EPC Contractor by the owner of the plant in the amount of US$14.6 million, together totalling US$392.0 million. Jiangxi Jinko submitted Statement of Defence and Counterclaim on March 10, 2023, strongly defending itself and claiming that the Indian Customer failed to pay the invoices amounting to US$5.3 million. On May 22, 2023, the Indian Customer submitted Reply and Defence to Counterclaim. On June 23, 2023, Jiangxi Jinko submitted Rejoinder to Reply to Defence to Statement of Claim and Reply to Defence to Counterclaim. On June 27, 2023, the Indian Customer submitted Rejoinder to Reply to Defence to Counterclaim. On September 8, 2023, Jiangxi Jinko submitted Surrejoinder to Rejoinder to Reply to Defence to Counterclaim. On October 6, 2023, the Indian Customer submitted Rebutter to Surrejoinder to Rejoinder to Reply to Defence to Counterclaim. On November 9, 2023, Jiangxi Jinko sent a sealed offer to the Indian Customer which was accepted by the Indian Customer and its related parties of the present arbitration on November 15, 2023. Accordingly, Jiangxi Jinko paid a total of US$ 30,540,793.40 by December 13, 2023, and the Sealed Offer was made in full and final settlement of (1) all of the Indian Customer’s claims and Jiangxi Jinko’s counterclaims as set out in the present arbitration, and (2) all claims that the Indian Customer (or any of its related parties of the present arbitration) has against Jiangxi Jinko (or any of its affiliates): (i) under or in connection with the Supply Agreement and the related warranty certificate; (ii) under or in connection with the module supply agreement relating to the 32MW additional modules; and (iii) in relation to the power project underlying the Supply Agreement. On December 15, the tribunal issued an order for Discontinuance of the Arbitration upon both parties’ mutual consent. Pursuant to the Order declared by the tribunal, we recorded settlement expenses of US$30.5 million (equivalent to RMB216 million) in the fourth quarter of 2023, which was fully settled in December 2023.

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

Dividend Policy and Dividend Distribution

We distributed a cash dividend of US$78.7 million to the holders of our ordinary shares and ADSs on December 6, 2023.We do not have any present plan to pay any cash dividends on our ordinary shares or ADSs in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

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

Dividends received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the shares (the ADSs) will be treated as qualified dividends if (i) the shares (or the ADSs) are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of the U.S. Treasury has determined is satisfactory for purposes of this provision and that includes an exchange of information program and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). Based upon the composition of our current and projected assets, income and activities, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2021 2022 or 2022 2023 taxable years, and we do not currently anticipate becoming a PFIC for our 2023 2024 taxable year or in the foreseeable future. The ADSs are listed on the NYSE and should be treated as readily tradable as long as they are so listed. Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. The Secretary of the U.S. Treasury has determined that the Tax Treaty satisfies the requirements for reduced rates of taxation. Accordingly, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the Tax Treaty, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation described above (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of ordinary shares.

In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources outside the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

In the event that we are treated as a PRC resident enterprise under the PRC CIT Law, and gain from the disposition of ADSs or ordinary shares may be subject to taxation in the PRC (see “People’s Republic of China Taxation,” above). A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Tax Treaty, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Tax Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or ordinary shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares or ADSs and any PRC tax imposed on sale or disposition.

Passive Foreign Investment Company

Based upon the composition of our current and projected assets, income and activities, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2022 or 2023 taxable years, and we do not currently anticipate becoming a PFIC for our 2024 taxable year or in the foreseeable future. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

A U.S. Holder’s adjusted tax basis in the ordinary shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

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

Backup Withholding Tax and Information Reporting Requirements

Dividend payments made to U.S. Holders and proceeds paid from the sale or other disposition of their ordinary shares or ADSs may be subject to information reporting to the IRS and, possibly, to U.S. federal backup withholding. Certain exempt recipients are not subject to these information reporting requirements. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Prospective investors should consult their own tax advisors as to their qualification for an exemption from backup withholding and the procedure for obtaining this exemption.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with the SEC registration statements on Form F-1 (File Number 333-164432 and File Number 333-170146). We also filed with the SEC a related registration statement on Form F-6 (File Number 333-164523) with respect to the ADSs. We have also filed with the SEC registration statements on Form F-3 (File Number 333-190273, File Number 333-193379, File Number 333-219925 and File Number 333-251377, and File Number 333-251377). With respect to our securities to be issued under our 2009 Long Term Incentive Plan, we have filed with the SEC registration statements on Form S-8 (File Number 333-170693 and 333-180787). With respect to our securities to be issued under our 2014 Equity Incentive Plan, we have filed with the SEC registration statement on Form S-8 (File Number 333-204082). With respect to our securities to be issued under our 2021 Equity Incentive Plan and our 2022 Equity Incentive Plan, we have filed with the SEC registration statement on Form S-8 (File Number 333-258999) and registration statement on Form S-8 (File Number 333-263307), respectively. With respect to our securities to be issued under our 2023 Equity Incentive Plan, we have filed with the SEC registration statement on Form S-8 (File Number 333-272918).

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

I.	Subsidiary Information

Not applicable.

J.	Enforceability of Civil Liabilities

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 0.9%, 2.0% and 0.2% in 2021, 2022 and 2023, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2023, our foreign exchange forward contracts denominated in U.S. dollar and Euro had notional values of US$870.0 million and €170.0 million, respectively. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a loss relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB0.4 million (US$0.1 million) in 2023. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We recorded a net foreign exchange gain of RMB0.94 billion (US$132.1 million) in 2023 due to the appreciation of the U.S. dollars against the Renminbi .We recorded a net foreign exchange gain of RMB1.03 billion in 2022 due to the appreciation of the U.S. dollars against the Renminbi. We recorded a net foreign exchange loss of RMB355.5 million in 2021 due to the depreciation of the U.S. dollars against the Renminbi.

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

As of December 31, 2023, we held RMB16.06 billion (US$2.26 billion) in cash and cash equivalents, of which RMB4.45 billion (US$626.5 million) were denominated in U.S. dollars, a 5% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB222.4 million (US$31.3 million) in our cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31, 2023, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB13.58 billion (US$1.91 billion). As of December 31, 2023, we had short-term borrowings outstanding of RMB0.68 billion (US$95.8 million), RMB0.26 million (US$36.6 million), RMB0.61 billion (US$86.4 million), which were denominated in Euros, JPY and USD respectively, and bearing a weighted average interest rates of 3.9%, 2.7%, 4.5%, per annum, respectively. We have long-term borrowings (excluding the current portion of long-term bank borrowings and financing associated with failed sale-leaseback transactions due within one year) of RMB11.24 billion (US$1.58 billion), which bore interest at an average annual rate of 5.8% as of December 31, 2023.

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

In May 2019, we issued convertible senior notes of US$85 million in aggregate principal amount due 2024 to support capital expenditure and supplement working capital. The notes will mature on June 1, 2024 and the holders have the right to require us to repurchase for cash all or any portion of their notes since June 1, 2021. The interest rate is 4.5% per annum payable semi-annually, in arrears. As of the date of this annual report, the convertible notes of US$71.0 million in aggregate have been converted.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2023, we had an annual reimbursement due from the depositary of US$301.6 thousand for legal and investor relations expenses.

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

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this Form 20-F.

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

ITEM 16B.               CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1/A (File No. 333-164432) filed with the SEC on February 4, 2010 and posted the code on our website at the following link: http://ir.jinkosolar.com/static-files/ed0c40da-6be3-42fc-a779-03b16094c4e1. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

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

	2022	2023
	(RMB)	(RMB)	(US$)

	(in thousands)
Audit Fees	6,600	6,800	958
Audit-related Fees	—	—	—
Tax Fees(1)	391	17,874	2,518
All Other Fees(2)	272	1,890	266
Total	7,263	26,565	3,742
(1)	“Tax Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for tax advice.
(2)	“All Other Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for ESG advice and other consulting services.

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

ITEM 16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(d) Maximum
Approximate
			(c) Total	Dollar Value
			Number of ADSs	of ADSs That
			Purchased	May Yet Be
			as Part of	Purchased
	(a) Total		Publicly	Under the
	Number of	(b) Average	Announced	Plans or
	ADSs	Price Paid per	Plans or	Programs (in
Period	Purchased	ADS	Programs(1)	millions)(1)
January 1, 2021 (through December 19, 2023)(1)	280,000	32.47	280,000	US$	190.9
December 20, 2023 (through April 24, 2024)	3,666,425	24.28	3,666,425	US$	101.9
Total	3,946,425	24.81	3,946,425		—
(1)

On July 6, 2022, we announced a share repurchase program of up to US$200 million of our ordinary shares represented by ADSs within eighteen months following July 6, 2022. On December 20, 2023, we extended this share repurchase program for an additional 18-month period through June 30, 2025. The repurchases since December 20, 2023 were made pursuant to the extended share repurchase program. Purchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as our insider trading policy.

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

ITEM 16H.                MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.                DISCLOSURE REGARDING JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.                 INSIDER TRADING POLICIES

Not applicable.

Item 16K.                 CYBERSECURITY

Risk Management and Strategy

We have established comprehensive cybersecurity risk assessment and reporting procedures to ensure effective cybersecurity management, strategy and governance. We have also integrated cybersecurity risk management into our overall risk management system.

We have established a cybersecurity governance framework and implemented a series of measures to address both internal and external cybersecurity threats. These measures include rapid defense, monitoring, analysis, deception and countermeasures. We regularly conduct cybersecurity incident emergency drills and tests. In addition, we have established a data security protection and personal information protection system to prevent data leakage, monitor abnormal activities and identify cybersecurity vulnerabilities. We also hold cybersecurity training sessions and integrate the cybersecurity education into our employee training and development program. We have also implemented a selection and management process for third-party service providers, which helps us oversee and identify cybersecurity risks during our collaborations with them.

As part of the aforementioned cybersecurity management processes, we have engaged a third-party professional institution to assess, identify and manage cybersecurity risks, which includes conducting comprehensive security assessments, penetration tests and vulnerability scans. Additionally, we have engaged third-party cybersecurity consultants to review and optimize our cybersecurity risk management process. Furthermore, we regularly collaborate with cybersecurity consultants to conduct independent third-party verification of our cybersecurity measures.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board is responsible for overseeing our cybersecurity risk management. Our Board shall (i) maintain oversight of the disclosure related to cybersecurity matters in our current reports or periodic reports (including annual reports on Form 20-F); and (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats, and the disclosure issues, if any, presented by our information security committee.

Our Board delegates its authorities and powers in managing risks associated with cybersecurity threats to our information security committee. Our information security committee consists of management members of our operating departments, including our chief information officer, who has 10 to 15 years of experience in data security and risk management. Our information security committee is responsible for (i) monitoring and coordinating our cybersecurity risk management processes, including reviewing our cybersecurity governance processes, incident response systems and other related measures and procedures, and (ii) promptly reporting any material cybersecurity risk or incidents to our Board.

To support our Board and information security committee, we have established an information security working group, which consists of cross-departmental working personnel that are responsible for coordinating our cybersecurity risk management processes in the daily operations. In particular, our information security working group is responsible for (i) collecting information regarding cybersecurity, including major risks associated with cybersecurity threats and incidents, and regularly report to our information security committee; (ii) proposing and formulating cybersecurity risk management measures, and implementing necessary technical measures; (iii) maintaining risk assessment and emergency responding system; and (iv) supervising the rectification of the cybersecurity incidents.

If a cybersecurity incident occurs, our information security committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our information security committee will promptly report the investigation and assessment results to our Board. Our Board will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our information security committee shall promptly prepare disclosure material for review and approval by our Board before it is disseminated to the public.

PART III

ITEM 17.               FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.               FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.               EXHIBITS

Exhibit Number	Description of Document

1.1

Third Amended and Restated Memorandum and Articles of Association, as currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on February 9, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Shares (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on January 20, 2010)

2.3

Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.(A) of our Registration Statement on Form F-6 (File No. 333-164523) filed with the SEC on November 9, 2018)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020).

4.1

2009 Long Term Incentive Plan, amended and restated as of September 28, 2011 (incorporated by reference to Exhibit 4.1 to our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 18, 2012)

4.2

Form of Indemnification Agreement between the directors and the Registrant (incorporated by reference to Exhibit 10.29 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on January 20, 2010)

4.3

Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on January 20, 2010)

4.4	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on January 20, 2010)

4.5

English translation of Plant Lease Agreement between Jinko Solar Co., Ltd. and Jiangxi Desun Energy Co., Ltd. dated January 1, 2008 (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on January 20, 2010)

4.6

English translation of Form of Maximum Amount Guarantee Contract between the directors and Bank of China (incorporated by reference to Exhibit 10.21 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on January 20, 2010)

4.7

English translation of Maximum Amount Guarantee Agreement between the directors and Agricultural Bank of China (incorporated by reference to Exhibit 10.39 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on January 20, 2010)

4.8

2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-204082) filed with the SEC on May 12, 2015 and Exhibit 4.9 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 16, 2015)

4.9

Subscription Agreement Schedule and Amended and Restated Subscription Agreement among the Registrant, JinkoSolar WWG Investment Co., Ltd., JinkoSolar Power Engineering Group Limited, Jiangxi JinkoSolar Engineering Co., Ltd., Jinko Power Co., Ltd. and MEGCIF Investments 6 Limited (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 16, 2015)

4.10

Master Services Agreement between the Registrant and Jiangxi JinkoSolar Engineering Co., Ltd. dated October 18, 2016 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on March 29, 2017)

4.11

English translation of Share Purchase Agreement between Wide Wealth Group Holdings Limited and Shangrao Kangsheng Technology Co., Ltd. dated October 18, 2016 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on March 29, 2017)

4.12

Convertible Senior Notes Purchase Agreement between the Registrant and Credit Suisse AG, Singapore Branch dated May 15, 2019 (incorporated by reference to Exhibit 4.16 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020)

4.13

Convertible Senior Notes Purchase Agreement between the Registrant and Credit Suisse (Hong Kong) Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020)

4.14

Convertible Senior Notes Purchase Agreement between the Registrant and BFAM Asian Opportunities Master Fund, LP acting through its general partner BFAM Asian Opportunities Master GP Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020)

4.15

Convertible Senior Notes Purchase Agreement between the Registrant and CAI Global Master Fund, L.P. dated May 15, 2019 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020)

4.16

Convertible Senior Notes Purchase Agreement between the Registrant and Myriad Opportunities Master Fund Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020)

4.17

Convertible Senior Notes Purchase Agreement between the Registrant and Nine Masts Investment Fund dated May 15, 2019 (incorporated by reference to Exhibit 4.21 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020)

4.18

Convertible Senior Notes Purchase Agreement between the Registrant and Huge Star Opportunity II Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020)

4.19

Placement Agent Agreement between the Registrant and Credit Suisse (Hong Kong) Limited dated May 15, 2019 (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020)

4.20

Indenture among the Registrant, The Bank of New York Mellon, London Branch, as trustee and paying agent, The Bank of New York Mellon SA/NV, Luxembourg Branch, as registrar and transfer agent, and The Bank of New York Mellon, London Branch, as conversion agent dated May 17, 2019 (incorporated by reference to Exhibit 4.24 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 24, 2020)

4.21	Automatic Shelf Registration Statement on Form F-3 (File No. 333-251377) filed with the SEC on December 16, 2020

4.22

Form of Distribution Agency Agreement among the Registrant, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 on Form 6-K (File No. 001-34615) furnished with the SEC on December 16, 2020)

4.23

English translation of Acting-in-Concert Agreement among Xiande Li, Kangping Chen and Xianhua Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2023)

4.24

2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-258999) filed with the SEC on August 23, 2021 and Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2021)

4.25

2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-263307) filed with the SEC on March 4, 2022 and Exhibit 4.25 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2022)

4.26

2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-272918) filed with the SEC on June 26, 2023 and Exhibit 4.26 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2023)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on February 4, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of King & Wood Mallesons

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

97*	Policy for the Recovery of Erroneously Awarded Compensation of the Registrant

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 25, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JinkoSolar Holding Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Accrued warranty costs for solar modules

As described in Note 2(z) to the consolidated financial statements, solar modules produced by the Company are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Management applied significant judgment in estimating the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. The Company’s accrued warranty costs for solar modules were RMB2,381 million as of December 31, 2023.

The principal considerations for our determination that performing procedures relating to the accrued warranty costs for solar modules is a critical audit matter are (i) the significant judgment made by management in estimating the warranty costs, including the expected failure rate and the estimated replacement costs and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s estimation of warranty costs for solar modules.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the estimation of accrued warranty costs for solar modules. These procedures also included, among others, testing the appropriateness of the methodology used and the reasonableness of the significant assumptions used by management in developing these estimates, related to the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations. Evaluating whether the significant assumptions used by management were reasonable involved (i) testing historical warranty claims and settlements, (ii) evaluating the reasonableness and appropriateness of factors considered by management in estimating the expected failure rate, and (iii) testing the completeness and accuracy of the underlying data used to estimate the replacement cost.

Allowance for credit losses for accounts receivable

As described in Notes 2(i) and 7 to the consolidated financial statements, the Company’s gross accounts receivable were RMB23,347 million, for which an allowance for credit losses of RMB685 million was recorded as of December 31, 2023. The allowance is management’s estimate of expected credit losses on accounts receivable. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, including geographic region and industry. Management determined an expected loss rate for each group based on historical credit loss experience, current and future economic conditions, and lifetime for debt recovery.

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

April 25, 2024

We have served as the Company’s auditor since 2008.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands, unless otherwise indicated)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2 (al))
Revenues from third parties	40,794,758	82,794,101	118,309,650	16,663,566
Revenues from related parties	31,763	333,195	368,941	51,964
Total revenues	40,826,521	83,127,296	118,678,591	16,715,530
Cost of revenues	(34,168,686)	(70,848,983)	(99,630,956)	(14,032,727)
Gross profit	6,657,835	12,278,313	19,047,635	2,682,803
Selling and marketing	(2,856,465)	(7,241,888)	(6,819,305)	(960,479)
General and administrative	(1,963,562)	(3,508,678)	(4,583,837)	(645,620)
Impairment of long-lived assets	(273,713)	(373,732)	(640,004)	(90,143)
Research and development	(461,590)	(724,769)	(911,869)	(128,434)
Total operating expenses	(5,555,330)	(11,849,067)	(12,955,015)	(1,824,676)
Income from operations	1,102,505	429,246	6,092,620	858,127
Interest expenses	(838,320)	(1,079,409)	(1,171,136)	(164,952)
Interest income	214,291	588,706	553,531	77,962
Subsidy income	465,685	1,089,435	1,175,498	165,565
Exchange gain/(loss), net	(355,499)	1,025,891	938,092	132,127
Other income, net	1,911	1,571	26,134	3,681
Change in fair value of foreign exchange forward contracts	288,880	(164,356)	(389,166)	(54,813)
Change in fair value of foreign exchange options	18,809	(4,163)	74,307	10,466
Change in fair value of long-term investment	—	101,871	221,473	31,194
Change in fair value of convertible senior notes and call option	191,641	(12,083)	(31,188)	(4,393)
Income before income taxes	1,089,903	1,976,709	7,490,165	1,054,966
Income tax expenses	(194,140)	(605,278)	(1,260,285)	(177,507)
Equity in income of affiliated companies	59,809	193,708	222,674	31,363
Net income	955,572	1,565,139	6,452,554	908,822
Less: Net income attributable to the non-controlling interests	(234,554)	(944,633)	(3,005,111)	(423,261)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	721,018	620,506	3,447,443	485,561

Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share-
Basic	3.78	3.13	16.60	2.34
Diluted	2.01	3.10	15.23	2.15
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS-
Basic	15.12	12.54	66.39	9.35
Diluted	8.02	12.38	60.90	8.58
Weighted average ordinary shares outstanding
Basic	190,672,869	198,004,260	207,705,476	207,705,476
Diluted	205,719,772	200,408,494	226,113,084	226,113,084

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands, unless otherwise indicated)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2 (al))
Net income	955,572	1,565,139	6,452,554	908,822
Other comprehensive income:
-Unrealized gain on available-for-sale securities (Note 29)	—	973	18,161	2,558
-Change in fair value of interest rate swap cash flow hedges (Note 29)	(12,294)	—	—	—
-Reclassification of change in instrument-specific credit risk (Note 22)	(14,252)	—	(53,481)	(7,533)
-Change in instrument-specific credit risk (Note 22)	56,224	100,158	70,732	9,962
-Foreign currency translation adjustments	(55,438)	406,149	129,232	18,202
Comprehensive income	929,812	2,072,419	6,617,198	932,011
Less: comprehensive income attributable to non-controlling interests	(234,554)	(1,079,975)	(3,027,731)	(426,447)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	695,258	992,444	3,589,467	505,564

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(In thousands, unless otherwise indicated)

	December 31, 2022	December 31, 2023
	RMB	RMB	USD
			(Note 2 (al))
ASSETS
Current assets:
Cash and cash equivalents	10,243,500	16,060,679	2,262,100
Restricted cash	1,027,454	3,008,428	423,728
Restricted short-term investments	8,945,271	7,485,562	1,054,319
Short-term investments	—	1,023,695	144,184
Accounts receivable, net - related parties	139,713	296,512	41,763
Accounts receivable, net - third parties	16,674,876	22,662,181	3,191,901
Notes receivable - a related party	282,824	1,183	167
Notes receivable, net - third parties	6,697,096	4,088,902	575,910
Advances to suppliers - a related party	56,860	6,555	923
Advances to suppliers - third parties	3,271,284	4,559,224	642,153
Inventories, net	17,450,284	18,215,537	2,565,605
Foreign exchange forward contract receivables	119,625	103,100	14,521
Other receivables - related parties	23,105	27,412	3,861
Held-for-sale assets	—	2,003,417	282,175
Available-for-sale securities	104,499	—	—
Prepayments and other current assets	3,290,903	3,402,812	479,276
Total current assets	68,327,294	82,945,199	11,682,586
Non-current assets:
Restricted long-term investments	1,378,680	1,536,198	216,369
Long-term investments	1,711,072	2,117,628	298,262
Property, plant and equipment, net	32,290,088	41,267,187	5,812,362
Land use rights, net	1,431,424	1,821,012	256,484
Intangible assets, net	79,600	569,088	80,154
Deferred tax assets	704,244	1,290,004	181,693
Financing lease right-of-use assets, net	558,407	82,293	11,591
Operating lease right-of-use assets, net	396,966	660,138	92,978
Advances to suppliers to be utilized beyond one year	310,375	648,377	91,322
Other assets – related parties	52,363	55,236	7,780
Other assets – third parties	1,421,669	2,735,331	385,263
Available-for-sale securities – non-current	—	104,134	14,667
Total non-current assets	40,334,888	52,886,626	7,448,925
Total assets	108,662,182	135,831,825	19,131,511

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(In thousands, unless otherwise indicated)

	December 31, 2022	December 31, 2023
	RMB	RMB	USD
			(Note 2 (al))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable – a related party	—	21,244	2,992
Accounts payable - third parties	10,378,076	15,453,922	2,176,639
Notes payable - a related party	419,500	277,000	39,015
Notes payable - third parties	20,204,323	25,413,532	3,579,421
Accrued payroll and welfare expenses	2,035,931	2,798,964	394,226
Advances from a related party	3,829	3,412	481
Advances from third parties	9,220,267	6,961,886	980,561
Income tax payables	737,735	1,016,039	143,106
Foreign exchange forward derivatives payables	63,137	26,466	3,728
Convertible senior notes	—	782,969	110,279
Financing lease liabilities - current	168,381	36,587	5,153
Operating lease liabilities - current	65,489	119,344	16,809
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	12,419,170	13,583,774	1,913,234
Other payables and accruals - third parties	9,214,384	13,436,902	1,892,546
Other payables and accruals - related parties	5,964	11,599	1,634
Held-for-sale liabilities	—	1,117,005	157,327
Total current liabilities	64,936,186	81,060,645	11,417,151
Non-current liabilities:
Long-term borrowings	13,022,795	11,238,806	1,582,953
Long-term payables	601,759	2,378,684	335,031
Accrued warranty costs - non-current	1,422,276	2,145,426	302,177
Financing lease liabilities - non-current	69,881	—	—
Operating lease liabilities - non-current	339,885	557,136	78,471
Convertible notes	1,070,699	4,785,480	674,021
Deferred tax liability	194,808	131,506	18,522
Total non-current liabilities	16,722,103	21,237,038	2,991,175
Total liabilities	81,658,289	102,297,683	14,408,326

Commitment and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 204,135,029 and 209,920,447 shares issued as of December 31, 2022 and December 31, 2023, respectively)	28	29	4
Additional paid-in capital	9,912,931	10,738,376	1,512,469
Accumulated other comprehensive income	217,563	359,584	50,646
Treasury stock, at cost; 2,945,840 and 1,360,000 ordinary shares as of December 31, 2022 and December 31, 2023	(43,170)	(79,282)	(11,167)
Retained earnings	6,249,883	9,137,727	1,287,022
Total JinkoSolar Holding Co., Ltd. Shareholders’ equity	16,337,235	20,156,434	2,838,974
Non-controlling interests	10,666,658	13,377,708	1,884,211
Total shareholders’ equity	27,003,893	33,534,142	4,723,185
Total liabilities, non-controlling interest and shareholders’ equity	108,662,182	135,831,825	19,131,511

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In thousands, unless otherwise indicated)

	Ordinary shares issued			JinkoSolar Holding Co., shareholders’ equity
				Accumulated
				other	Number of			Non-	Total
	Number of		Additional	comprehensive	Treasury	Treasury	Retained	controlling	shareholders’
	shares	Par value	paid-in capital	(loss)/income	Stock	Stock	earnings	interests	equity
		RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2020	190,380,309	26	5,251,245	(128,615)	(2,945,840)	(43,170)	4,908,359	3,002,917	12,990,762
Share-based compensation expense (Note 25)	—	—	9,884	—	—	—	—	—	9,884
Foreign currency exchange translation adjustment	—	—	—	(55,438)	—	—	—	—	(55,438)
Change in the instrument-specific credit risk (Note 22)	—	—	—	56,224	—	—	—	—	56,224
Exercise of share options	109,200	—	2,212	—	—	—	—	—	2,212
Conversion of Convertible senior notes (Note 22)	3,281,244	—	354,582	(14,252)	—	—	—	—	340,330
Net income	—	—	—	—	—	—	721,018	234,554	955,572
Change in fair value of interest rate swap cash flow hedges	—	—	—	(12,294)	—	—	—	—	(12,294)
Balance as of December 31, 2021	193,770,753	26	5,617,923	(154,375)	(2,945,840)	(43,170)	5,629,377	3,237,471	14,287,252
Share-based compensation expense (Note 25)	—	—	987,259	—	—	—	—	13,610	1,000,869
Foreign currency exchange translation adjustment	—	—	—	270,807	—	—	—	135,342	406,149
Change in the instrument-specific credit risk (Note 22)	—	—	—	100,158	—	—	—	—	100,158
Unrealized gain on available-for-sale securities (Note 12)	—	—	—	973	—	—	—	—	973
Subsidiary’s offering of its equity interests (Note 24)	—	—	3,303,660	—	—	—	—	6,419,192	9,722,852
Exercise of share options	10,364,276	2	3,853	—	—	—	—	—	3,855
Contribution from non-controlling interest shareholders	—	—	—	—	—	—	—	17,000	17,000
Net income	—	—	—	—	—	—	620,506	944,633	1,565,139
Settlement of non-controlling interests	—	—	236	—	—	—	—	(5,418)	(5,182)
Distribution of a subsidary’s dividend to non-controlling interest holders (Note 24)	—	—	—	—	—	—	—	(95,172)	(95,172)
Balance as of December 31, 2022	204,135,029	28	9,912,931	217,563	(2,945,840)	(43,170)	6,249,883	10,666,658	27,003,893
Share-based compensation expense (Note 25)	—	—	804,004		—	—	—	58,638	862,642
Foreign currency exchange translation adjustment	—	—	—	110,428	—	—	—	18,804	129,232
Change in the instrument-specific credit risk (Note 22)	—	—	—	70,732	—	—	—	—	70,732
Unrealized gain on available-for-sale securities (Note 12)	—	—	—	14,342	—	—	—	3,819	18,161
Cancellation of treasury stock	(2,945,840)	—	(43,170)	—	2,945,840	43,170	—	—	—
Repurchase of ordinary shares (Note 23)	—	—	—	—	(1,360,000)	(79,282)	—	—	(79,282)
Vesting of restricted share units	5,792,846	1	(1)	—	—	—	—	—	—
Contribution from non-controlling interest shareholders(i)	—	—	—	—	—	—	—	10,292	10,292
Net income	—	—	—	—	—	—	3,447,443	3,005,111	6,452,554
Conversion of convertible senior notes (Note 22)	2,938,412	—	300,771	(53,481)	—	—	—	—	247,290
Share of equity adjustments in an equity method investee (Note 12)	—	—	741	—	—	—	—	520	1,261
Dividend distribution (Note 32)	—	—	—	—	—	—	(559,599)	—	(559,599)
Distribution of Jiangxi Jinko’s dividend to non-controlling interest shareholders (Note 24)	—	—	—	—	—	—	—	(368,275)	(368,275)
Vesting and exercise of share options issued by Jiangxi Jinko (Note 25)	—	—	(115,554)	—	—	—	—	160,843	45,289
Conversion of convertible notes issued by Jiangxi Jinko (Note 22)	—	—	23	—	—	—	—	16	39
Repurchase of ordinary shares of Jiangxi Jinko (Note 24)	—	—	(121,369)	—	—	—	—	(178,718)	(300,087)
Balance as of December 31, 2023	209,920,447	29	10,738,376	359,584	(1,360,000)	(79,282)	9,137,727	13,377,708	33,534,142

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In Thousands, unless otherwise indicated)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(Note 2 (al))
Cash flows from operating activities:
Net income	955,572	1,565,139	6,452,554	908,822
Adjustments to reconcile net income to net cash provided by operating activities:	—	—	—	—
Share-based compensation charge (Note 25)	9,884	1,000,869	862,642	121,501
Change in fair value of foreign exchange forward contracts (Note 29)	104,643	13,818	(18,079)	(2,546)
Change in fair value of foreign exchange options (Note 29)	(18,809)	4,163	(74,307)	(10,466)
Change in fair value of convertible senior notes (Note 22)	(327,762)	12,083	31,188	4,393
Change in fair value of call option (Note 22)	136,121	—	—	—
Change in fair value of short term investments (Note 5)	—	—	1,125	158
Change in fair value of financial liability (Note 29)	—	—	793	112
Deferred income taxes (Note 6)	(262,370)	(320,673)	(845,403)	(119,073)
Change in fair value of long-term investment (Note 12)	—	(101,871)	(221,473)	(31,194)
Income from licensed patents whose consideration net off licensed patents (Note 5)	—	—	(50,581)	(7,124)
Depreciation of property, plant and equipment (Note 13)	1,603,786	2,585,018	7,856,257	1,106,531
Amortization of right-of-use assets (Note 19)	135,791	129,869	172,625	24,314
Depreciation of project assets	32,559	—	—	—
Amortization of land use rights (Note 14)	18,031	27,353	38,656	5,445
Amortization of intangible assets (Note 15)	11,904	17,324	121,742	17,147
Amortization of guarantee liability	(6,364)	—	—	—
Inventory write-down (Note 10)	823,273	1,819,166	2,859,081	402,693
Provision for expected credit loss (Note 2(i))	82,427	285,394	182,779	25,744
Loss on disposal of property, plant and equipment	350,336	248,500	107,829	15,187
Loss on disposal of intangible assets	—	—	13,900	1,958
Amortization of deferred losses related to sale-leaseback transactions	13,424	—	—	—
Impairment of long-lived assets	273,713	373,732	640,004	90,143
Equity in loss/(income) of affiliated companies	(59,809)	(193,708)	(222,674)	(31,363)
Gain on disposal of investment in subsidiaries	—	(14,232)	—	—
Exchange (gain)/loss, net	355,499	(1,025,891)	(938,092)	(132,127)
Changes in operating assets and liabilities (net of impact of disposition):
Increase in accounts receivable – third parties	(3,666,406)	(8,610,986)	(6,809,123)	(959,045)
(Increase)/decrease in accounts receivable - related parties	364,677	(115,300)	(164,200)	(23,127)
(Increase)/decrease in notes receivable – third parties	(638,398)	(5,006,954)	2,501,251	352,294
(Increase)/decrease in notes receivable – a related party	33,001	(282,824)	281,641	39,668
Increase in advances to suppliers – third parties	(856,574)	(1,706,688)	(1,771,208)	(249,469)
Increase in advances to suppliers - a related party	—	(56,860)	50,304	7,085
Increase in inventories	(5,698,689)	(6,053,218)	(3,835,365)	(540,200)
Increase in long term payable	—	—	179,532	25,287
(Increase)/decrease in lease liabilities	(50,426)	(22,365)	21,474	3,025
(Increase)/decrease in other receivables – related parties	6,408	(6,248)	(4,287)	(604)
Increase in prepayments and other current assets	(208,125)	(277,283)	(219,861)	(30,967)
Decrease in other assets - related parties	104,027	3,417	—	—
(Increase)/decrease in other assets – third parties	(139,877)	621,880	62,735	8,836
Increase in land use right	(347,126)	(473,806)	—	—
Increase in accounts payable – third parties	2,644,118	3,588,939	5,542,926	780,705
Increase/(decrease) in accounts payable – related parties	1,750	(15,863)	21,244	2,992
Increase in accrued payroll and welfare expenses	245,737	795,140	821,986	115,774
Increase in deferred revenue	200,000	—	—	—
Increase/(decrease) in advances from – third parties	3,533,231	3,289,191	(2,274,683)	(320,382)
Increase/(decrease) in advances from – a related party	—	3,829	(417)	(59)
Increase in income tax payables	141,136	522,879	343,849	48,430
Increase in warranty cost - non current	—	—	723,150	101,854
Increase in other payables and accruals – third parties	599,618	1,572,549	1,378,975	194,225
Increase/(decrease) in other payables and accruals – a related party	(69,285)	3,734	5,635	794

Net cash provided by / (used in) operating activities	430,646	(5,800,784)	13,826,124	1,947,371

Cash flows from investing activities:
Maturity of restricted short-term investments	10,501,200	8,494,069	16,699,633	2,352,094
Maturity of short-term investments	723,000	150,000	—	—
Maturity of restricted long-term investments	1,648,698	1,232,960	1,378,680	194,183
Proceeds from disposal of property, plant and equipment and land use right	20,458	714,176	471,569	66,419
Proceeds from pro rata decrease in an equity investment (Note12)	—	94,284	10,048	1,415
Proceeds from disposal of an equity investment (Note12)	—	15,000	—	—
Net of cash disposed of, cash payment from, disposal of subsidiaries	—	(91,334)	—	—
Purchase of property, plant and equipment	(8,653,859)	(12,251,348)	(15,289,935)	(2,153,542)
Cash paid for investment in affiliates (Note12)	(315,000)	(615,100)	—	—
Purchase of intangible assets	(32,261)	(42,415)	(198,682)	(27,948)
Purchase of restricted short-term investments	(13,362,480)	(8,177,423)	(15,239,924)	(2,146,498)
Purchase of restricted long-term investments	(1,464,202)	(1,406,943)	(1,536,198)	(216,369)
Purchase of short-term investments	(303,000)	—	(1,024,820)	(144,343)
Proceeds from dividends from associates	23,213	—	127,363	17,939
Purchase of land-use right	—	—	(361,997)	(50,986)
Acquisition of a subsidiary, net of cash acquired	—	—	36,398	5,126
Cash paid for investment in equity securities (Note12)	(95,000)	(227,000)	(272,305)	(38,353)
Redemption of avaialble-for-sales securities (Note12)	—	—	105,500	14,859
Loan to third party (Note11)	—	(23,459)	—	—
Deposits provided for an equity investment	—	(37,854)	—	—
Purchase of available-for-sale securities (Note12)	—	(100,000)	(65,000)	(9,155)
Net cash used in investing activities	(11,309,233)	(12,272,387)	(15,159,670)	(2,135,195)

Cash flows from financing activities:
Proceeds from exercise of call option	621,059	—	—	—
Proceeds from issuance of ordinary shares	641,065	—	—	—
Subsidiary’s offering of its equity interests (Note 23)	—	9,770,000	—	—
Cash payment for transaction costs of Jiangxi Jinko’s offering (Note 23)	—	(47,148)	—	—
Settlement of non-controlling interests	—	(5,182)	—	—
Cash payment for finance lease as lessee	(286,292)	(216,722)	(280,833)	(39,555)
Proceeds from exercise of share options	10,185	5,024	—	—
Payment of deposit for finance lease as lessee	(4,257)	—	—	—
Capital contributions from non-controlling interest holder	—	17,000	10,292	1,450
Proceeds from bank borrowings	30,445,781	29,663,730	19,754,288	2,782,333
Repayment of borrowings	(24,280,437)	(27,624,208)	(20,822,295)	(2,932,759)
Increase/(decrease) in notes payable - related party	—	419,500	(142,500)	(20,071)
Increase in notes payable - third party	2,737,347	8,132,100	5,209,209	733,702
Payment of Jiangxi Jinko’s dividend to non-controlling interest holders	—	(95,172)	(368,275)	(51,870)
Proceeds from issuance of Jiangxi Jinko’s convertible notes (Note.22)	—	—	4,726,048	665,650
Issuance cost paid for issuance of Jiangxi Jinko’s convertible notes (Note.22)	—	—	(31,891)	(4,492)
Proceeds from exercise of share options issued by Jiangxi Jinko (Note. 25)	—	—	45,289	6,379
Cash payment for dividend (Note.32)	—	—	(559,599)	(78,818)
Proceeds from financial liabilities measured at FVPL (Note.29)	—	—	830,540	116,979
Borrowings from government background funds	2,133,400	—	650,000	91,551
Repurchase of shares (Note.23)	—	—	(79,282)	(11,167)
Repurchase of ordinary shares of Jiangxi Jinko	—	—	(300,087)	(42,266)
Net cash provided by financing activities	12,017,851	20,018,922	8,640,904	1,217,046
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	(116,790)	227,957	848,969	119,573
Net increase in cash, cash equivalents, and restricted cash	1,022,474	2,173,708	8,156,327	1,148,795
Cash, cash equivalents, and restricted cash, beginning of the year	8,074,772	9,097,246	11,270,954	1,587,481
Cash, cash equivalents, and restricted cash, end of the year (Note 2(d))	9,097,246	11,270,954	19,427,281	2,736,275

Supplemental disclosure of cash flow information
Cash paid for income tax	157,366	400,338	1,783,845	251,249
Cash paid for interest expenses (net of amounts capitalized)	801,873	1,072,812	1,117,871	147,208

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in payables	2,756,446	5,674,455	8,404,479	1,183,746
Proceeds from exercise of share options received in subsequent period	1,169	—	—	—
Receivables related to At-The-Market offering	—	—	—	—
Receivables related to disposal of Property, plant and equipment and land use right	111,804	378,900	89,519	12,608
Offset of receivables with payables for mutual patent licensing	—	—	50,581	7,124
Conversion of convertible senior notes to ordinary shares	340,330	—	247,290	34,830

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(In Thousands, unless otherwise indicated)

1.    ORGANIZATION AND NATURE OF OPERATIONS

JinkoSolar Holding Co., Ltd. (the “Company” or “JinkoSolar Holding”) was incorporated in the Cayman Islands on August 3, 2007. On May 14, 2010, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States. The Company and its subsidiaries (collectively the “Group”) are principally engaged in the design, development, production and marketing of photovoltaic products.

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2023:

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Investment Limited. (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”) (Note 24)	December 13, 2006	PRC	58.8%

Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko”)	June 30, 2009	PRC	58.8%

Jinko Solar Import and Export Co., Ltd. (“Jinko Import and Export”)	December 24, 2009	PRC	58.8%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	58.8%

Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”)	June 13, 2010	PRC	58.8%

Xinjiang Jinko Solar Co., Ltd. (“Xinjiang Jinko”)	May 30, 2016	PRC	58.8%

Yuhuan Jinko Solar Co., Ltd. (“Yuhuan Jinko”)	July 29, 2016	PRC	58.8%

JinkoSolar (U.S.) Inc. (“Jinko US”)	August 19, 2010	USA	58.8%

Jiangxi Photovoltaic Materials Co., Ltd. (“Jiangxi Materials”)	December 1, 2010	PRC	58.8%

JinkoSolar (Switzerland) AG (“Jinko Switzerland”)	May 3, 2011	Switzerland	58.8%

JinkoSolar (US) Holdings Inc. (“Jinko US Holding”)	June 7, 2011	USA	58.8%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	58.8%

Jinko Solar Canada Co., Ltd. (“Jinko Canada”)	November 18, 2011	Canada	58.8%

Jinko Solar Australia Holdings Co. Pty Ltd. (“Jinko Australia”)	December 7, 2011	Australia	58.8%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	58.8%

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	58.8%

Wide Wealth Group Holding Limited. (“Wide Wealth Hong Kong”)	June 11, 2012	Hong Kong	100%

Canton Best Limited (“Canton Best BVI”)	September 16, 2013	BVI	100%

Jinko Solar Technology Sdn.Bhd. (“JinkoSolar Technology Malaysia”)	January 21, 2015	Malaysia	58.8%

JinkoSolar International Development Limited.	August 28, 2015	Hong Kong	100%

JinkoSolar Middle East DMCC (“DMCC”)	November 6, 2016	Emirates	58.8%

JinkoSolar Trading Privated Limited.	February 6, 2017	India	58.8%

JinkoSolar LATAM Holding Limited.	August 22, 2017	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	USA	58.8%

JinkoSolar (Haining) Co., Ltd.(Formerly named as “JinkoSolar Technology (Haining) Co., Ltd.”) (“Haining Jinko”)*	December 15, 2017	PRC	46.5%

Poyang Ruilixin Information Technology Co., Ltd.	December 19, 2017	PRC	58.8%

Jinko Solar Korea Co., Ltd. (“Jinko Korea”)	December 3, 2018	Korea	58.8%

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar (Sichuan) Co., Ltd. (“Jinko Sichuan”)*	February 18, 2019	PRC	38.5%

JinkoSolar (Qinghai) Co., Ltd. (“Jinko Qinghai”)*	April 3, 2019	PRC	58.8%

Rui Xu Co., Ltd. (“Rui Xu”)*	July 24, 2019	PRC	35.3%

JinkoSolar (Yiwu) Co., Ltd. (“Jinko Yiwu”)*	September 19, 2019	PRC	35.8%

Omega Solar Sdn. Bhd (Formerly named as “Jinko PV Material Supply SDN. BHD”)	September 23, 2019	Malaysia	58.8%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	58.8%

JinkoSolar (Chuzhou) Co., Ltd. (“Jinko Chuzhou”)*	December 26, 2019	PRC	44.4%

Zhejiang New Materials Co., Ltd. (“Zhejiang New Materials”)	March 24, 2020	PRC	58.8%

JinkoSolar (Shangrao) Co., Ltd. (“Jinko Shangrao”)*	April 17, 2020	PRC	37.2%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	58.8%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	58.8%

Jinko Solar (Malaysia) SDN BHD (“JinkoSolar Malaysia”)	August 28, 2020	Malaysia	58.8%

JinkoSolar (Chuxiong) Co., Ltd. (“Jinko Chuxiong”)	September 25, 2020	PRC	58.8%

Yiwu New Materials Co., Ltd. (“Yiwu Materials”)	October 14, 2020	PRC	58.8%

Jinko Solar (Vietnam) Industries Company Limited.	March 29, 2021	Vietnam	58.8%

JinkoSolar (Leshan) Co., Ltd. (“Jinko Leshan”)*	April 25, 2021	PRC	41.2%

JinkoSolar (Anhui) Co., Ltd. (“Jinko Anhui”) *	September 3, 2021	PRC	32.3%

JinkoSolar (Yushan) Co., Ltd. (“Jinko Yushan”) *	September 26, 2021	PRC	47.0%

Fengcheng Jinko PV Materials Co., Ltd	August 11, 2021	PRC	58.8%

JinkoSolar (Feidong) Co., Ltd. (“Jinko Feidong”) *	September 23, 2021	PRC	32.3%

JinkoSolar (Jinchang) Co., Ltd. (“Jinko Jinchang”)	September 24, 2021	PRC	58.8%

JinkoSolar (Poyang) Co., Ltd. (“Jinko Poyang”)	December 1, 2021	PRC	58.8%

Shangrao Changxin Enterprise Management Center LP.	December 16, 2021	PRC	100%

Jiaxing Jinyue Phase I Venture Capital Partnership	April 26, 2022	PRC	78.2%

Shangrao Jinko PV Manufacturing Co., Ltd.	March 28, 2022	PRC	58.8%

Shangrao Guangxin Jinko PV Manufacturing Co., Ltd	March 23, 2022	PRC	58.8%

Jinko Energy Storage Technology Co., Ltd. (“Jinko Energy”)	December 6, 2022	PRC	58.8%

Jiangxi Jinko Energy Storage Co., Ltd	May 26, 2022	PRC	58.8%

Mytikas Investment Limited	June 1, 2023	Hong Kong	100.0%

Shangrao Xinyuan YueDong Technology Development Co., Ltd(Formerly named as “Shangrao Jinko Green Energy Technology Development Co., Ltd”) (“Shangrao Xinyuan”)*	Decemeber 1, 2023	PRC	58.8%

Jiaxing Jinzhen Venture Capital Partnership LP	Octomber 23, 2023	PRC	100.0%

Haining JinkoSolar Smart Manufacturing Co., Ltd*	August 10, 2023	PRC	58.8%

Zhejiang Jinko Energy Storage Co., Ltd (“ZJES”)	April 23, 2023	PRC	58.8%

Shangrao Carbon and Industrial Equity Investment Fund Center LP.**(“Shangrao CEIF”)	November 15, 2023	PRC	29.2%

Yantai Jinyi Investment Management Partnership LP.** (“Yantai Jinyi”)	July 31, 2023	PRC	21.6%
*

These entities are subsidiaries of Jiangxi Jinko with non-controlling interest. The percentage of ownership is the economic interest calculated as the multiple of the Company’s ownership in Jiangxi Jinko and Jiangxi Jinko’s ownership in such subsidiary.

**

These entities are limited partnerships consolidated by the Group as the general partner, being established in 2023 by the Group and a group of external limited partners for investments in private companies in solar industry. As of December 31, 2023, these limited partnerships had cash and cash equivalents amounted to RMB272 million, equity securities without readily determinable amounted to RMB50 million and long term payables of investments from limited partners amounted to RMB163 million.

As disclosed in Note 22, in April 2023, several trust plans (“Trusts”) were set up by Paker and a group of financial institutions as the trustors. Theses Trusts are structured vehicles consolidated by the Group, being set up for the issuance of Jiangxi Jinko’s convertible notes held by Paker. As of December 31, 2023, these Trusts had outstanding balances of financial liabilities amounted to RMB668 million (Note 18) and restricted cash amounted to RMB207 million.

2.    PRINCIPAL ACCOUNTING POLICIES

a. Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include expected credit loss provision, provision for inventories, impairment of long-lived assets, the economic useful lives of property, plant and equipment and intangible assets, certain accrued liabilities including accruals for warranty costs, guarantees, sale-leaseback, fair value measurements of share-based compensation and financial instruments, legal contingencies, income taxes and related deferred tax valuation allowance.

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

The Group consolidates entities in which it has a controlling financial interest based on either the variable interest entity (“VIE”) or voting interest model. The Group is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Group determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Group consolidates an entity when it holds a majority voting interest in an entity.

An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity’s expected losses or right to receive the entity’s expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

Under the VIE model, limited partnerships are considered VIE unless the limited partners hold substantive kick - out or participating rights over the general partner. The Group consolidates entities that are VIEs when the Group determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE’s economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

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

For consolidation purpose, the financial statements of the Company’s subsidiaries whose functional currencies are other than the RMB are translated into RMB using exchange rates quoted by PBOC. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of in accumulated other comprehensive income in the consolidated statement of comprehensive income.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents, time deposits at banks recorded as short-term investments, restricted short-term investments, restricted cash and restricted long-term investments denominated in RMB amounted to RMB14,243 million and RMB 21,495 million as of December 31, 2022 and 2023, respectively.

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	10,243,500	16,060,679
Restricted cash	1,027,454	3,008,428
Cash and cash equivalents included in held-for-sale assets (Note 2 (n))	—	358,174
Total	11,270,954	19,427,281

e. Short term investments

Short term investments represent i)the time deposits at banks with original maturities longer than three months and less than one year and stated at amortized cost and ii) the equity linked notes issued by financial institutions whose fair value directly linked to the share price of a designated A share listo.

f. Restricted short-term and long-term investments

Restricted short-term investments represent the time deposits at banks with original maturities longer than three months and less than one year, and restricted long-term investments represent time deposits as banks with original maturities longer than one year, which are held as collateral for issuance of letters of credit, guarantee, bank acceptance notes or deposits for borrowings.

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

Notes receivable and payable are typically non-interest bearing and have maturities of less than one year.

h. Derivative Instruments

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

i. Current expected credit losses

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

For the year ended December 31, 2022, the Company recorded RMB285 million expected credit loss expense in general and administrative expenses. As of December 31, 2022, the expected credit loss provision for the current and non - current assets were RMB600 million and RMB2 million, respectively.

For the year ended December 31, 2023, the Company recorded RMB183 million expected credit loss expense in general and administrative expenses. As of December 31, 2023, the expected credit loss provision for the current and non-current assets were RMB779 million and RMB2 million, respectively.

j. Accounts receivable

Specific provisions are made against accounts receivable for estimated losses resulting from the inability of the Group’s customers to make payments. The Group periodically assesses accounts receivable balances to determine whether an allowance for credit losses should be made based upon historical bad debts, specific customer creditworthiness and current economic trends. Accounts receivable in the balance sheets are stated net of such provision, if any. Before approving sales to each customer, the Group conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the credit worthiness of such customer and its guarantor, if any, the Group’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Group executes a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is probable. The Group may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Group closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and evaluates whether any of such adverse change warrants further action to be taken by the Group, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Group’s general practice to suspend further sales to any customer with significant overdue balances. The Group adopted ASC 326 on January 1, 2020 and has also made updates to its policies and internal controls over financial reporting as a result of adoption. Details please refer to Note 2 (i) above.

k. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. No provision of advance to suppliers was recorded for the years ended December 31, 2021, 2022 and 2023.

l. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Group continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Group may have higher gross margin when products that have been previously reserved or written down are eventually sold. The sale of previously reserved inventory did not have a material impact on the gross margin percentage for any of the years presented.

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no provision recorded related to these long-term contracts for each of the three years ended December 31, 2021, 2022 and 2023.

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

The Company reviews the estimated useful lives and residential value of its property, plant and equipment on an ongoing basis. Effective from January 1, 2023, the Company updated its estimates for useful lives of certain machinery and equipments from 10 years to 6 years and residual value of its property, plant and equipment from 10% to 5%, based on its internal studies and market analysis which supports 6 years useful lives and 5% residual value as more appropriate in view of the recent developments in solar power technology. The change was accounted for prospectively as a change in accounting estimate. The amount and per share effect of the change in accounting estimate for the year ended December 31, 2023 are summaried as below:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Decrease in net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders (in RMB thousands)	—	—	1,242,367
Decrease in basic earnings per share	—	—	5.98
Decrease in diluted earnings per share	—	—	5.49

n. Assets and liabilities held for sale

Long-lived assets to be sold are classified as held for sale when the following recognition criteria in ASC 360-10-45-9 are met:

☐	Management, having the authority to approve the action, commits to a plan to sell the asset.
☐	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.
☐	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.
☐	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,
☐	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
☐	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

In 2023, Jiangxi Jinko entered into an equity transfer agreement with third parties (the “Acquirers”) to sell its 100% equity interest in Xinjiang Jinko (the “Target Company”), a wholly-owned subsidiary of Jiangxi Jinko, at a consideration of RMB4.3 billion. Payment arrangements are agreed as follows:

●	RMB1.2 billion: Upon sign-off of all related transaction documents etc.
●	RMB1.5 billion: Upon completion of business registration with related authorities etc.
●	RMB1.6 billion: 25% (RMB 0.4 billion) to be paid in each year upon Xinjiang Jinko achieved agreed performance target from 2024 to 2027.

In addition, pursuant to the agreement, Jiangxi Jinko promised that the cumulative net profit excluding extraordinary gains and losses of Xingjiang Jinko for the years from 2024 to 2027 shall at least reach RMB 2 billion (the “Commitment”) and i) if the Target Company’s actual accumulated net profit is greater than or equal to zero, but does not reach the Commitment, Jiangxi Jinko shall compensate the Acquirers in cash for the difference between the actual accumulated net profit amount and the Commitment; (ii) if the Target Company’s actual cumulative net profit is less than zero, then Jiangxi Jinko shall compensate the Acquirers in cash according to the absolute value of the actual cumulative net loss capped at RMB 2.7 billion and (iii) if the cumulative net profits of the Target Company from 2024 to 2027 are greater than RMB 2 billion, additional consideration shall be made by the Acquirers based on 30% of the excess portion of earnings.

As the disposition has not yet been consummated as of December 31, 2023, the assets and liabilities of Xinjiang Jinko were classified as held for sale with the amount of RMB 1,814 million and RMB 1,117 million, respectivley. No impairment indicator was identified in relation to the held for sale assets.

In May 2023, the Group entered into an agreement to sell its land use right and buildings located in Yuhuan, Zhejiang province to a third party with a total amount of RMB 236 million. Related assets were reclassified from land use right and the property, plant and equipment to assets held for sale amounted to RMB 189 million as of December 31, 2023.

o. Interest Capitalization

Interest expenses during the years ended December 31, 2021, 2022 and 2023 were RMB879 million, RMB1,150 million and RMB1,243 million, net of interest income of RMB214 million, RMB589 million and RMB554 million respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expense capitalized associated with the construction projects for the years ended December 31, 2021, 2022 and 2023 were RMB41 million, RMB71 million and RMB72 million, respectively.

p. Land use rights

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

q. Intangible assets

Intangible assets include purchased software, intellectual property and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 to 10 years, respectively.

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

s. Investments

The Group’s investments include equity method investments, equity securities with readily determinable fair values, equity securities without readily determinable fair values, equity securities applying fair value option and available-for-sale debt securities.

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

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement.

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

t. Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, land use rights and intangible assets with finite lives. The Group’s business requires heavy investment in manufacturing equipment that is technologically advanced, but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment.

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

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts have been completed before the adoption date, and as the company has elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, with the amount of RMB3 million, RMB0.4 million and RMB7 million in 2021, 2022 and 2023.

The total amounts of retainage that were not recognized as revenue were RMB24 million, RMB23 million and RMB16 million as of December 31, 2021, 2022 and 2023, respectively.

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

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2021, 2022 and 2023, no incremental cost was capitalized as assets.

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

(c)  Revenue from electricity generation

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

y. Cost of revenue

Cost of revenue for sales of photovoltaic products includes production and indirect costs, as well as c for raw materials purchase and provision for inventories.

Costs of electricity generation revenue include depreciation of solar power project assets and costs associated with operation and maintenance of the project assets. Cost of electricity sales was RMB31 million, nil and nil for years ended December 31, 2021, 2022 and 2023, respectively.

z. Warranty cost

-Warranty for solar modules

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

For the years ended December 31, 2021 and 2023, due to the decrease in average selling price of solar modules, the Group reversed previous years’ recorded warranty liability of RMB104 million and RMB387 million, with a corresponding decrease to selling and marketing expenses, respectively. For the year ended December 31, 2022, due to the rising in average selling price of solar modules, the Group increased previous years’ recorded warranty liability of RMB75 million, with a corresponding increase to selling and marketing expenses in 2022.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs–non-current, respectively, which reflect the Group’s estimation of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2021, 2022 and 2023, warranty costs accrued for the modules and energy storage system delivered in the periods before the increase/reversal due to updated project replacement cost were RMB390 million, RMB773 million and RMB1,372 million, respectively. The utilization of the warranty accruals for the years ended December 31, 2021, 2022 and 2023 were RMB171 million, RMB212 million and RMB222 million, respectively.

Movement of accrued warranty cost for solar modules

The following table summarizes the movement of accrued warranty cost for solar modules (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
At beginning of year	892,131	1,007,805	1,641,721
Additions	390,238	771,244	1,348,516
Utilization	(170,776)	(212,130)	(222,073)
Accrue (reversal) to selling and marketing expense	(103,788)	74,802	(386,910)
At end of year	1,007,805	1,641,721	2,381,254

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

-Warranty for Energy Storage Solution (“ESS”) products

ESS products of the Group are typically sold with a 5 to 10 years warranty for product defects. Due to limited warranty claim history, the Group estimates related warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 3% of gross revenues of ESS products sales as a warranty liability to accrue the estimated cost of related warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group began the sales of ESS products in the fourth quarter of 2022 and has not experienced any material warranty claims to-date. The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect the Company’s estimate of the timing of when the warranty expenditures will likely be made.

Movement of accrued warranty cost for ESS products

The following table summarizes the movement of accrued warranty cost for ESS products (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
At beginning of year	—	—	2,254
Additions	—	2,254	23,186
Utilization	—	—	—
At end of year	—	2,254	25,440

Saved as accrued warranty cost for solar modules and ESS products, no significant warranty for solar cells, silicon wafers and other solar materials products defects.

aa. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB2,048 million, RMB5,161 million and RMB4,226 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. As of December 31, 2022 and 2023, there were no uncertain tax positions.

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term and long-term investments, available-for-sale securities, long-term investments, accounts and notes receivable, foreign exchange forward contract receivables, other receivables, prepayments and other current assets, call option, foreign exchange option, accounts and notes payable, other payables and accruals, foreign exchange forward contract payables, guarantee liabilities, lease liabilities, short-term borrowings, long-term borrowings, long-term payables, convertible senior notes, convertible notes and interest rate swap.

The foreign exchange forward contracts receivable and payable, call option, foreign exchange options, interest rate swap, equity securities applying fair value option, available-for-sale debt securities and convertible senior notes issued by the Company are measured at fair value (Note 29). The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those equity investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

ag. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2021, 2022 and 2023, the Group received financial subsidies of RMB466 million, RMB1,089 million and RMB1,175 million from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as deferred revenue which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB291 million, RMB1,469 million and RMB2,827 million for the years ended December 31, 2021, 2022 and 2023, respectively.

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

ai. Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders, as adjusted for the change in income or loss as result from the assumed conversion of those participating securities, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potential diluted securities consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method), the potential shares underlying call option arrangement and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method), which are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

Changes in income or loss of potential dilutive securities as result from the assumed conversion of the convertible senior notes and assumed exercise of call option, if any, are recorded as the adjustment to the consolidated net income from continuing operations to arrive at the diluted net income available to the Company’s ordinary shareholders.

Securities issued by a subsidiary that enable their holders to obtain the subsidiary’s common stock is included in computing the subsidiary’s earnings per share data. Those per-share earnings of the subsidiary are then included in the consolidated earnings per share computations based on the consolidated group’s holding of the subsidiary’s securities.

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

Employee share option issued by a subsidiary of the Company that qualifies for equity classification is accounted for by the Company as noncontrolling interest (recorded as the option vests) in its consolidated financials totaling the grant date fair value based measure of the employee stock option.

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

al. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars (“USD” or “US$”) as of and for the year ended December 31, 2023 are solely for the convenience of readers and were calculated at the rate of RMB7.0999 to USD1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2023, or at any other rate.

am. Recent accounting pronouncements

New Accounting Standards Adopted

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. The amendments in this Update also provide certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company adopted this update in the first quarter of 2023 and the adoption did not have a material impact to the Company’s consolidated financial statements.

In March 2022, the FASB issued ASU 2022-03, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company adopted this update in the first quarter of 2023 and the adoption did not have a material impact to the Company’s consolidated financial statements.

New Accounting Standards Not Yet Adopted

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023 - 07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in the Company including the additional required disclosures when adopted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023 - 09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is also permitted, and the disclosures in this standard are required to be applied on a prospective basis with the optionto apply retrospectively. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

3.    REVENUES

The Group’s revenues for the respective periods are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Sales of solar modules	37,737,383	80,224,354	114,381,172
Sales of solar cells	606,582	1,024,114	1,597,490
Sales of silicon wafers	1,152,055	466,553	283,561
Sales of solar projects	—	31,400	41,982
Sales of other solar products	1,043,760	1,380,875	2,374,386
Processing service fees	186,045	—	—
Revenue from generated electricity	100,696	—	—
Total	40,826,521	83,127,296	118,678,591

In December 2022 and January 2023, the Company received contingent payments in cash related to its sales of solar projects and recognized revenue of RMB31 million and RMB42 million, respectively.

During the years of 2021, 2022 and 2023, electricity revenue generated from certain overseas project assets constructed for sale upon completion, with the amount of nil, RMB47 million and nil, was considered as incidental revenue and accounted for as a reduction of the capitalized project costs for development.

The following table summarizes the Group’s net revenues generated in respective region (RMB in thousands):

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	10,134,888	34,839,410	45,418,257
Europe	7,481,581	19,637,777	21,731,240
Asia Pacific	10,239,162	11,274,447	19,431,642
North America	6,621,799	3,727,493	10,461,589
Rest of the world	6,349,091	13,648,169	21,635,863
Total	40,826,521	83,127,296	118,678,591

4.    INTEREST EXPENSES, NET

Components of interest expenses, net are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Interest expenses	878,908	1,150,128	1,242,793
Less: Interest capitalization	(40,588)	(70,719)	(71,657)
Less: Interest income	(214,291)	(588,706)	(553,531)
Total	624,029	490,703	617,605

5.    OTHER INCOME, NET

Components of other income, net are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Income from licensed patents	—	—	50,581
Guarantee income	6,365	—	—
Donations	(4,454)	(6,824)	(25,791)
Disposal of Jiangsu Jinko-Tiansheng Co., Ltd.(“Tiansheng”)	—	12,474	—
Disposal of solar power project in Argentina	—	1,758	—
Fair value gains from short term investments	—	—	1,125
Others	—	(5,837)	219
Total	1,911	1,571	26,134

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

Jiangxi Jinko, Zhejiang Jinko, Haining Jinko, Jinko Yiwu, Shangrao Jinko,Zhejiang New Materials and Jinko Anhui were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Zhejiang Jinko and Jinko Yiwu were designated by the relevant local authorities as a “High and New Technology Enterprise” in 2021, and will enjoy the preferential tax rate of 15% from 2021 to 2023. Jiangxi Jinko, Haining Jinko, Shangrao Jinko and Zhejiang New Materials were designated by the relevant local authorities as a “High and New Technology Enterprise” in December 2022, and will enjoy the preferential tax rate of 15% from 2022 to 2024. Jinko Anhui were designated by the relevant local authorities as a “High and New Technology Enterprise” in November 2023, and will enjoy the preferential tax rate of 15% from 2023 and 2025.

Xinjiang Jinko, Jinko Jinchang, Jinko Sichuan, Jinko Leshan, Jinko Qinghai and Jinko Chuxiong was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and were subject to a preferential tax rate of 15% since 2021 till 2030.

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

Since Jiangxi Jinko’s initial pubic offering in 2022 (Note 24), the Group provided withholding income tax for the earnings of Jiangxi Jinko, which are expected to be distributed in the future based on its distribution plan. As of December 31, 2023, the Group recognised deferred tax liabilities of RMB68 million, related to the cumulative undistributed earnings of Jiangxi Jinko.

The cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB4,928 million, RMB6,635 million and RMB11,866million as of December 31, 2021, 2022 and 2023 respectively, and the amount of the unrecognized deferred tax liability on the indefinitely reinvested earnings was RMB493 million, RMB663 million and RMB593 million as of December 31, 2021, 2022, 2023 respectively.

Hong Kong

The Company’s subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 37.6%.

Korea

Jinko Korea is incorporated in Korea and is subject to corporate income tax at 22% in 2021, 10% in 2022 and 23.1% in 2023.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 9.57% in 2021, 10% in 2022 and 10% in 2023.

Jinko GMBH is incorporated in Germany and is subject to Germany profit tax rate of approximately 27.4% on the assessable profit.

Jinko Italy is incorporated in Italy and is subject to corporate income tax at 24%.

Jinko Denmark is incorporated in Denmark and is subject to corporate income tax at 22%.

United States

Jinko US, Jinko US holding, and Jinko Solar (U.S.) Industries are Delaware incorporated corporations that are subject to U.S. federal corporate income tax on taxable incomes at a rate of 21% for taxable years beginning after December 31, 2017 and at differing tax rates of various states ranged from 1% to 12%.

Malaysia

The Income Tax Act 1967 of Malaysia, revised in 1971, enacted a statutory income tax rate of 24%. Nevertheless, Malaysia offers a wide range of tax incentives, including tax exemptions, capital allowances, and enhanced tax deductions, to attract foreign direct investment. JinkoSolar Malaysia Technology, is entitled to a five year 100% tax exemption, approved in February 2017 and retrospectively effective from August 2015, under the pioneer status (PS) incentive scheme as a company engaged in producing high technology products identified by the Malaysian Investment Development Authority (MIDA). The tax exemption was expired in August 2020 and Jinko Malaysia Technology is subject to corporate income tax at 24% from August 2020.

JinkoSolar Malaysia is entitled to a five year 70% tax exemption, approved in October 2022 and effective from January 2023, under the pioneer status (PS) incentive scheme as a company engaged in producing high technology products identified by the Malaysian Investment Development Authority (MIDA). The tax exemption will expire in January 2027 and JinkoSolar Malaysia is subject to corporate income tax at 7% from 2023 to 2027.

Vietnam

Jinko Vietnam was originally entitled to 100% tax exemption for 4 years from 2020 to 2023 and a preferential corporate income tax rate of 10% for 9 years from 2024 to 2032 and 15% for 10 years from 2033 to 2042.

On November 23, 2023, the Vietnam National Assembly passed a resolution adopting the Pillar Two global minimum tax rules which is effective from 1 January 2024. Hence, Jinko Vietnam is required to pay a minimum 15% of coporat income tax since 2024.

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

Composition of Income Tax Expense

Income/(loss) before income taxes for the years ended December 31, 2021, 2022 and 2023 were taxed within the following jurisdictions (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cayman Islands	199,956	(639,136)	(607,235)
PRC	1,120,667	2,743,467	9,798,930
Other countries	(230,720)	(127,622)	(1,701,530)
Income before income taxes	1,089,903	1,976,709	7,490,165

For the year ended December 31, 2023, loss before income taxes in Cayman Islands subsidiaries was mainly due to the charge of share-based compensation expenses. Increase in the income before taxes in PRC subsidiaries was mainly attributable to the higher profits generated by the Group’s subsidiaries in the PRC. Loss before income taxes in other countries subsidiaries was mainly due to the increased demurrage charges in the United States as well as the increased shipping and handling cost in Malaysia.

The current and deferred positions of income tax expense included in the consolidated statement of operations for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expenses
PRC	(280,877)	(867,937)	(2,050,538)
Other countries	(175,633)	(58,014)	(55,150)
Total current income tax expenses	(456,510)	(925,951)	(2,105,688)
Deferred tax (expenses)/benefits
PRC	77,741	457,266	615,933
Other countries	184,629	(136,593)	229,470
Total deferred tax benefits	262,370	320,673	845,403
Income tax expenses, net	(194,140)	(605,278)	(1,260,285)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate of 25% and the Company’s effective tax rate from continuing operations is as follows:

	For the year ended December 31,
	2021	2022	2023
	%	%	%
Statutory CIT rate	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	0.1	3.2	0.6
—Change in fair value of convertible senior notes and call options	(4.4)	0.2	0.1
—Accrued payroll and welfare expenses	0.1	0.1	0.1
—Change of enacted tax rate and preferential tax benefit	2.1	1.6	(1.4)
—Other permanent differences	(1.8)	3.4	(0.8)
Difference in tax rate of subsidiaries outside the PRC	2.2	3.9	2.4
Effect of tax holiday for subsidiaries	(12.9)	(12.1)	(10.7)
Change in valuation allowance	7.4	5.3	1.5
Effective tax rate	17.8	30.6	16.8

Other permanent differences including tax preferences in 2021, 2022 and 2023 was mainly due to the additional income tax deduction amounting of RMB74 million, RMB107 million and RMB184 million for R&D costs approved by local tax bureau in the second quarter of 2021, 2022 and 2023, respectively.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows (RMB in thousands, except for per share data):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
The aggregate amount of effect*	140,235	239,268	797,930
Per share effect—basic	0.74	1.21	3.84
Per share effect—diluted	0.68	1.19	3.53
*	Increase of the aggregated amount of effect in 2023 was mainly attributable to more profit generated by the Group’s PRC subsidiaries with preferential tax rates.

Significant components of deferred tax assets/liability (RMB in thousands)

	As of December 31,
	2022	2023
	RMB	RMB
Net operating losses	529,522	220,366
Accrued warranty costs	373,064	546,616
Provision for inventories, accounts receivable, other receivable	230,019	265,131
Timing difference for subsidiary income	166,857	601,568
Timing difference for countervailing duties	—	18,534
Other temporary differences	69,183	153,981
Impairment for property, plant and equipment and project assets	35,491	57,221
Total deferred tax assets	1,404,136	1,863,417
Less: Valuation allowance	(243,141)	(357,198)
Less: Deferred tax liabilities in the same tax jurisdiction	(456,751)	(216,215)
Deferred tax assets	704,244	1,290,004

Timing difference for property, plant and equipment	(478,515)	(234,786)
Timing difference for refund of countervailing duties	(90,864)	—
Deferred tax liabilities related to cumulative distributable earnings in Jiangxi Jinko	(52,173)	(68,461)
Other temporary differences	(30,007)	(44,474)
Total deferred tax liabilities	(651,559)	(347,721)
Less: Deferred tax assets in the same tax jurisdiction	456,751	216,215
Deferred tax liabilities	(194,808)	(131,506)

Movement of valuation allowance (RMB in thousands)

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
At beginning of year	(136,847)	(217,124)	(243,141)
Current year additions	(88,667)	(216,260)	(222,649)
Utilization and reversal of valuation allowances	8,390	111,296	108,592
Decrease of valuation allowances related to the disposal of a subsidiary	—	78,947	—
At end of year	(217,124)	(243,141)	(357,198)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2021, 2022 and 2023, valuation allowances of RMB217 million, RMB243 million and RMB357 million were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Due to the strong financial performance and profitable condition of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB8 million, RMB111 million and RMB109 million in 2021, 2022 and 2023.

7.    ACCOUNTS RECEIVABLE, NET — THIRD PARTIES

Components of accounts receivables, net-third parties are detailed as follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivables - current	17,259,003	23,347,412
Allowance for credit losses - current	(584,127)	(685,231)
Accounts receivable, net - current	16,674,876	22,662,181

As of December 31, 2022 and 2023, accounts receivable with net book value of RMB1,006 million and RMB474 million were pledged as collateral for the Group’s borrowings (Note 18).

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – current for the year ended December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
At beginning of year	293,360	323,071	584,127
Addition	91,948	394,285	181,771
Reversal	(24,213)	(114,770)	(76,956)
Write off	(38,024)	(18,459)	(3,711)
At end of year	323,071	584,127	685,231

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – non-current for the year ended December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
At beginning of year	1,139	562	—
Reversal	(577)	(562)	—
At end of year	562	—	—

8.    NOTES RECEIVABLE, NET – THIRD PARTIES

Components of notes receivables, net-third parties are detailed as follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Notes receivable	6,697,096	4,088,902
Provision for notes receivable	—	—
Notes receivable, net	6,697,096	4,088,902

As of December 31, 2022 and 2023, notes receivable with net book value of RMB1,481 million and RMB225 million were pledged as collateral for the issuance of bank acceptance notes.

The following table summarizes the activity in the allowance for credit losses related to notes receivable for the year ended December 31, 2021, 2022 and 2023 (RMB in thousands):

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
At beginning of year	182	1,040	—
Addition	858	—	—
Reversal	—	(1,040)	—
At end of year	1,040	—	—

9.    ADVANCES TO SUPPLIERS, NET – THIRD PARTIES

Advance to suppliers, net – third parties were as follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Advances to suppliers - current	3,271,284	4,559,224
Advances to suppliers – non-current	310,375	648,377
Advances to suppliers, net	3,581,659	5,207,601

As of December 31, 2022 and 2023, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

As of December 31, 2022 and 2023, non-current advances to suppliers primarily represent upfront payments for procurement of silicon materials of which related good delivery is scheduled beyond one year.

There were no provisions recorded against advances to suppliers for the years ended December 31, 2021, 2022 and 2023. The Group wrote off fully impaired balances of advances to suppliers with the amount of RMB6 million, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

10.    INVENTORIES

The Company’s inventories are consisted of the follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Raw materials	5,499,573	4,543,103
Work-in-progress	3,237,480	2,103,946
Finished goods	8,713,231	11,568,488
Total	17,450,284	18,215,537

Write-down of the carrying amount of inventory to its estimated net realizable value was RMB823 million, RMB1,819 million and RMB2,859 million for the years ended December 31, 2021, 2022 and 2023, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than their carrying amount.

As of December 31, 2022 and 2023, inventories with net book value of RMB2,809 million and RMB4,362 million were pledged as collateral for the Group’s borrowings (Note 18).

11.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are consisted of the follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Value-added tax deductible (a)	1,374,908	2,035,412
Prepayment for income tax and deferred charges	233,744	398,359
Receivables related to discount from a supplier	324,002	247,837
Deposit for customer duty, bidding and others	181,371	231,295
Prepayment of electricity and others	198,692	222,115
Receivables related to disposal of land use rights and property, plant and equipment (b)	378,900	89,519
Prepaid leasehold improvements and other assets	27,480	81,882
Loan receivable	23,459	23,459
Deferred issuance cost for convertible notes (Note 22)	—	16,866
Prepaid insurance premium	7,281	14,944
Refund receivable of U.S. countervailing duties and anti-dumping duties (Note 16)	480,535	6,668
Others	68,649	114,041
Less: Allowance for credit losses	(8,118)	(79,585)
Total	3,290,903	3,402,812
(a)	Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.
(b)	Represented the receivables related to disposition of certain equipment for the purpose of upgrading manufacturing facilities and receivables related to disposition of certain land use rights.

The following table summarizes the activity in the allowance for credit losses related to prepayments and other current assets for the year ended December 31, 2021, 2022 and 2023 (RMB in thousands):

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
At beginning of year	9,588	5,521	8,118
Addition	4,068	2,597	71,467
Reversal	(8,135)	—	—
At end of year	5,521	8,118	79,585

12.    INVESTMENTS AND AVAILABLE-FOR-SALE SECURITIES

The Group’s investments are consisted of the follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
-Debt investments

Available-for-sale securities - current	104,499	—
Available-for-sale securities - non-current	—	104,134
Subtotal	104,499	104,134

-Equity investments

Investments accounted for under the equity method	1,287,201	1,199,982
Equity securities without readily determinable fair values	245,000	358,526
Equity securities with readily determinable fair values	—	330,414
Equity securities applying fair value option	178,871	228,706
Subtotal	1,711,072	2,117,628

Total	1,815,571	2,221,762

-Debt investments

Available-for-sale securities - current

In May 2022, the Group purchased a two-year puttable bond with an aggregated principal of RMB 100 million and annual interest of 5.5% from JinkoPower. The Group has the option to require JinkoPower to repurchase all or part of the bonds at the end of the first year in the life of the bond, and JinkoPower has the option to adjust the interest rate at the end of the first year in the life of the bond. In May 2023, the Group exercised the option and redeemed all of the puttable bond and received RMB105.5 million in cash, including RMB100 million principle and RMB 5.5 million interests.

For the years ended December 31, 2022 and 2023, unrealized loss on the available-for-sale securities amounted to RMB 1million and RMB 1 million, respectively, which were reported in other comprehensive income (Note 29).

Available-for-sale securities – non-current

The Company classified its investments in debt securities as available-for-sale securities. The Company’s available-for-sale debt investments mainly include investments with preferential rights including, but not limited to, redemption rights and liuquidation preference etc. Available-for-sale debt securities are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in other comprehensive income. As at December 31, 2022 and 2023, fair value of investments in debt securities was nil and RMB104 million, respectively. Unrealised gain of nil and RMB19 million was recognised in other comprehensive income for the year ended December 31, 2022 and 2023, respectively (Note 29).

-Equity investments

Investments accounted for under the equity method.

AxiaPower Holdings B.V. (“Axia”)

On February 26, 2017, JinkoSolar signed a shareholder agreement with Axia, a subsidiary of Marubeni Corporation, to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. In April 2019, JinkoSolar made pro rata additional capital injection to SSHC with the amount of RMB295 million. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB62 million, an income of RMB14 million and an loss of RMB2 million for the years ended December 31, 2021, 2022 and 2023, respectively. The Group received dividend in cash from SSHC with the amount of RMB23 million, nil and RMB9 million during the year of 2021, 2022 and 2023, respectively, which were recorded as reductions of the carrying amount of the investment. In January 2022 and September 2023, JinkoSolar made pro rata decrease of its investment in SSHC with the amount of RMB94 million and RMB10 million, respectively, which was recorded as a reduction of the carrying amount of the investment. The carrying value of this investment was RMB 144 million and RMB 123 million as of December 31, 2022 and 2023.

Jinko-Tiansheng

On March 30, 2017, JinkoSolar signed a shareholder agreement with Yangzhou Tiansheng PV-Tech Co., Ltd., a Chinese PV enterprise, to jointly invest in and establish to process and assemble PV modules as OEM manufacturer in Jiangsu province, China. JinkoSolar holds 30% equity interest in Jinko-Tiansheng and accounts for its investment using the equity method. In November 2021, the Group entered into a share purchase agreement to dispose all of its equity interest in Jinko-Tiansheng to Jinko-Tiansheng’s other shareholders. The carrying value of the Group’s investment in Jinko-Tiansheng which met recognition criteria in ASC 360-10-45-9 was reclassified as a held for sale asset as of December 31, 2021. Disposition of equity interest in Jinko-Tiansheng was closed in January 2022 and the Group recognized a gain from disposal of the equity interest with the amount of RMB13 million (Note 5). For the years ended December 31, 2021 and 2022, JinkoSolar’s share of Jinko-Tiansheng’s results of operations included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations were a loss of RMB7 million and nil, respectively. Jinko-Tiansheng charged processing fee amounted to RMB5 million and nil to the Company for its OEM services provided (Note 26) during the years ended December 31, 2021 and 2022, respectively. Loss amounted to RMB4 million, and nil due to the intercompany transactions with Jinko-Tiansheng was eliminated for the years ended December 31, 2021 and 2022, respectively. The carrying value of this investment was RMB3 million and nil as of December 31, 2021 and 2022, respectively.

Inner Mongolia Xinte Silicon Material Co., Ltd. (“Xinte Silicon”)

On June 18, 2021, JinkoSolar signed a shareholder agreement with Xinte Energy Co., Ltd. and JA Solar Co., Ltd to jointly invest in and establish a company named Xinte Silicon to produce polysilicon materials. JinkoSolar made capital injection in cash with the total amount of RMB315 million during the year of 2021. JinkoSolar holds 9% equity interest in Xinte Silicon. JinkoSolar can exercise significant influence on Xinte Silicon and accounts for its investment using the equity method. JinkoSolar’s share of Xinte Silicon’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB 0.003 million, an income of RMB219 million and RMB217 million for the year ended December 31, 2021, 2022 and 2023, respectively. The Group also recorded its proportionate share of Xinte Silicon’s equity adjustments for other comprehensive income of nil, nil and RMB1 million for the years ended December 31, 2021, 2022 and 2023, respectively. JinkoSolar purchased polysilicon of nil, RMB825 million and RMB1,537 million from Xinte Silicon during the years ended December 31, 2021, 2022 and 2023, respectively. Profit amounted to nil, RMB37 million and RMB35 million in connection with these transactions with Xinte Silicon was eliminated for the years ended December 31, 2021, 2022 and 2023, respectively. In 2023, the Group received dividend in cash from Xinte Silicon with the amount of RMB118 million which were recorded as reductions of the carrying amount of the investment. The carrying value of this investment was RMB534 million and RMB634 million as of December 31, 2022 and 2023.

Sichuan Yongxiang Technology Co., Ltd. (“Sichuan Yongxiang”)

On November 3, 2021, JinkoSolar signed a shareholder agreement with Beijing Jingyuntong Technology Co., Ltd. and Sichuan Yongxiang Co., Ltd to jointly invest in and establish a company named Sichuan Yongxiang to produce polysilicon materials. JinkoSolar made capital injection in cash with the total amount RMB 450 million in 2022 and holds 15% equity interest in Sichuan Yongxiang. JinkoSolar can exercise significant influence on Sichuan Yongxiang and accounts for its investment using the equity method. JinkoSolar’s share of Sichuan Yongxiang’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of nil, RMB1 million and RMB6 million for the year ended December 31, 2021, 2022 and 2023, respectively. The carrying value of this investment was RMB 449 million and RMB 443 million as of December 31, 2022 and 2023, respectively.

Shangrao Xinyuan YueDong Technology Development Co., Ltd(Formerly named as “Shangrao Jinko Green Energy Technology Development Co., Ltd”) (“Shangrao Xinyuan”)

Since November 2022, JinkoSolar owns 33.33% equity interests and can exercise significant influence on Shangrao Xinyuan and accounts for the investment using the equity method. The carrying value of this investment was RMB160 million as of December 31, 2022. In November 2023, Jiangxi Jinko purchased all the equity interests of Shangrao Xinyuan held by other shareholders with the consideration of RMB248 million. Given Shangrao Xinyuan does not have acutal business operations but to hold the patent rights, the transaction was recorded as an asset acquisition. After consummation of the acquisition in November 2023, Jiangxi Jinko owns 100% equity interests in Shangrao Xinyuan, and therefore, consolidated Shangrao Xinyuan as a fully owned subsidiary. Through to the acquisition in November 2023, JinkoSolar’s share of Shangrao Xinyuan’s results of operations was included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations with a loss of RMB22 million in 2023. As of December 31, 2023, related considerations have not yet been settled and were recorded as liabilities (Note 17).

Equity securities without readily determinable fair values

As of December 31, 2022 and 2023, the Company’s equity investments without readily determinable fair value primarily consist of small, non-controlling investments in companies for which the Company has equity ownership but cannot exert significant influence. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments.The balance of equity securities without readily determinable fair values were RMB245 million and RMB359 million as of December 31, 2022 and 2023, respectively. Re-measurement gain being recognized in connection with equity investments accounted for using the measurement alternative for the years ended December 31, 2021, 2022 and 2023 were nil, nil and RMB21 million, respectively.

Equity securities with readily determinable fair values

In 2023, the Group purchased ordinary shares of an A share listed company, with total consideration of RMB180 million. As of December 31, 2023, fair value of the equity securities in Lifecome was RMB330 million. Change in fair value income of RMB150 million was recorded for the year ended December 31, 2023.

Equity securities applying fair value option

In June 2022, the Group made capital injection in cash with the amount of RMB77 million in a private company based in China and owns 2.98% equity interests. The Group irrevocably elected fair value option to initially and subsequently measure the investment in the private company in its entirety at fair value with changes in fair value recognized in earnings. As at December 31, 2022 and 2023, fair value of the equity securities was RMB179 million and RMB229 million, respectively. Change in fair value income of RMB102 million and RMB50 million were recorded for the year ended December 31, 2022 and 2023, respectively.

13.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Buildings	12,655,905	17,195,868
Machinery and equipment	22,435,247	30,438,878
Motor vehicles	114,936	183,921
Furniture, fixture and office equipment	1,995,407	1,116,407
	37,201,495	48,935,074
Less: Accumulated depreciation	(6,462,379)	(11,557,978)
Subtotal	30,739,116	37,377,096
Construction in progress	1,550,972	3,890,092
Property, plant and equipment, net	32,290,088	41,267,187

Depreciation expenses were RMB1,604 million, RMB2,585 million and RMB7,856 million for the years ended December 31, 2021, 2022 and 2023, respectively.

For the years ended December 31, 2021, 2022 and 2023, the Group disposed certain equipment with the net book value amounting of RMB390 million, RMB1,118 million and RMB290 million and recognized related disposal loss amounted to RMB350 million, RMB249 million and RMB108 million, respectively. Increase in disposal loss on property, plant and equipment was mainly due to the automation upgrade of the Group.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Significant increase of property, plant and equipment during the year ended December 31, 2023 was attributable to the expansion of manufacturing capacity and automation upgrade of the Group.

For the years ended December 31, 2021, 2022 and 2023, the Group recorded impairments of RMB150 million, RMB374 million and RMB640 million related to the retirement of certain equipment in production lines that had become obsolete due to automation upgrade of the Group.

As of December 31, 2022 and 2023, certain property, plant and equipment with net book value amounting of RMB5,210 million and RMB5,250 million were pledged as collateral for the Group’s borrowings (Note 18).

14.    LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC (RMB in thousands).

	As of December 31,
	2022	2023
	RMB	RMB
Land use rights	1,535,556	1,947,145
Less: accumulated amortization	(104,132)	(126,133)
Land use rights, net	1,431,424	1,821,012

Amortization expense was RMB18 million, RMB27 million and RMB39 million for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, estimated amortization expense in each of the next five years is RMB39 million.

As of December 31, 2022 and 2023, certain land use rights with net book value of RMB169 million and RMB231 million were pledged as collateral for the Company’s borrowings (Note 18).

15.    INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Trademark	1,230	1,823
Computer software	135,218	198,429
Intellectual properties	—	544,198
Less: accumulated amortization	(56,848)	(175,363)
Intangible assets, net	79,600	569,088

Amortization expense was RMB12 million, RMB17 million and RMB122 million for the years ended December 31, 2021, 2022 and 2023, respectively. The estimated amortization expense for each of the five succeeding fiscal years is RMB89 million.

For the years ended December 31, 2021, 2022 and 2023, the Group disposed certain intangible assets with the net book value amounting of nil, nil and RMB14 million and recognized related disposal loss amounted to nil, nil and RMB14 million, respectively.

16.    OTHER ASSETS – THIRD PARTIES

Other assets are consisted of the follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Prepayments for purchase of property, plant and equipment	1,162,351	2,541,329
Prepayment for warranty insurance premium	114,088	106,652
Deposit for rent and others	131,611	61,355
Prepayment of income tax attributable to intercompany transactions	15,474	14,142
Refund receivable of U.S. countervailing duties and anti-dumping duties	—	12,767
Less: Allowance for credit losses	(1,855)	(914)
Total	1,421,669	2,735,331

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

During the year of 2019, the DOC issued its final results of the fifth administrative review, the Group’s CVD and ADD rate was finalized to be 12.70% from 20.94% and 9.67% to 4.06%, covering the period from January 1, 2016 to December 31, 2016, and all future exports to the US starting from August 2019 (“CVD AR5” and “ADD AR5”). Pursuant to the final results of fifth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD37 million (RMB260 million) on an amortized cost basis based on its best estimation of related liquidation. In May 2022, CVD rate was further amended to be 5.86%. The Group recorded a reversal of costs of sales and refundable deposits with the amount of USD33 million (RMB 226 million) based on the difference between the amended rate and the previous rate. Due to the acceleration of cash liquidation procedures in relation to the CVD AR5, in light of the acceleration of liquidation of the refundable deposits, based on its communication from the DOC and best estimation, the Group considered the CVD AR5 and ADD AR5 receivables can be collected within the next 12 months and therefore the receivables of USD 87 million (RMB 593 million) from the U.S. Customs, including principal amount of USD 70 million (RMB 477 million) and interests of USD 17 million (RMB 116 million) was reclassified from “Other assets-third parties” to “Prepayments and other current assets” as of December 31, 2022 (Note 11). In January 2023, the Group received CVD AR5 and ADD AR5 refunds of USD 87million(RMB 593 million ), including principal amount of USD70 million (RMB 477 million) and interests of USD17 million (RMB116 million).

During the year of 2020, the U.S. Department of Commerce issued its final results of the sixth administrative review, and the finalized CVD rate applicable to the Group was 12.67%, which was initially 20.94%, covering the period from January 1, 2017 to December 31, 2017, and all future exports to the United States starting from December 2020 (“CVD AR6”). Pursuant to the final results of sixth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD0.4 million (RMB3 million) under “other assets - third parties” on an amortized cost basis based on its best estimation of related liquidation. During the year of 2021, CVD rate was further amended to be 11.97%. The Group recorded a reversal of costs of sales and refundable deposits with the amount of USD0.04 million (RMB0.23 million) based on the difference between the amended rate and the previous rate. As of December 31, 2022, in light of the acceleration of liquidation of the refundable deposits, based on its communication from the DOC and best estimation, the Group considered the CVD AR6 receivables can be collected within the next 12 months and therefore reclassified the receivables from “Other assets-third parties” to “Prepayments and other current assets” (Note 11).

During the year of 2023, the U.S. Department of Commerce issued its final results of the nineth administrative review, and the finalized CVD and ADD rate applicable to the Group was 10.34% and 36.5%, which was initially 10.84% and 28.98%, covering the period from January 1, 2020 to December 31, 2020 (“CVD AR9”), and December 1, 2020 to November 30, 2021 (“ADD AR9”), and all future exports to the United States starting from December 2023 (“CVD AR9” & “ADD AR9”). Pursuant to the final results of nineth administrative review, the Group recorded a reversal of costs of sales and recognized refundable deposits due from the U.S. Customs with the amount of USD1.8 million (RMB12.8 million) as “other assets – third parties” on an amortized cost basis based on its best estimation of related liquidation.

The following table summarizes the activity in the allowance for credit losses related to deposits for the year ended December 31, 2021, 2022 and 2023(RMB in thousands):

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB
At beginning of year	849	3,064	1,855
Addition	2,215	—	—
Reversal	—	(1,209)	(941)
At end of year	3,064	1,855	914

17.    OTHER PAYABLES AND ACCRUALS

Other payables and accruals are consisted of the follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Payables for purchase of property, plant and equipment	6,412,134	9,497,061
Freight payables	1,359,813	1,110,279
Liabilities in the Trusts (Note 22)	—	668,083
Accrued utilities, rentals and interest	629,977	555,534
Value-added tax and other tax payables	329,078	513,586
Payables for investments	—	295,647
Commission payables	13,587	262,222
Accrued warranty cost	221,699	261,268
Customs duties	147,759	98,363
Accrued professional service fees	34,110	55,795
Contracted labor fees	20,015	28,323
Insurance premium payables	1,853	6,780
Others	44,359	83,961
Total	9,214,384	13,436,902

18.    BORROWINGS

(a)   Short-term borrowings

Components of short-term borrowings as of December 31, 2022 and 2023 were as follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Short-term borrowings	10,316,714	10,895,733
Long-term borrowings—current portion	2,102,456	2,688,041
Total short-term borrowings	12,419,170	13,583,774

The short-term borrowings outstanding as of December 31, 2022 and December 31, 2023 carried a weighted average interest rate of 3.10% and 3.48% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2023 were borrowings of RMB679 million, RMB257 million, and RMB613 million which are denominated and repayable in EUR, JPY and USD, respectively.

Details of the Group’s short-term borrowings as of December 31, 2023 are (RMB in thousands):

Type of loan	As of December 31, 2023	Guarantee/Collateral
Credit loan	953,833		a)
Letter of credit loan	1,804,165		a)
Other borrowings	1,495,840		a)
	4,685,506	Guaranteed by JinkoSolar Holding	b)
	1,850,834	Guaranteed by Jiangxi Jinko	b)
Guaranteed by subsidiaries	494,645	Guaranteed by Jiangxi Jinko and Sichuan Jinko	b)
of the Group and third parties	597,700	Guaranteed by Zhejiang Jinko	b)
and/or collateralized on the	90,000	Guaranteed by Zhejiang Jinko and Chuxiong Jinko	b)
Group’s assets	12,114	Guaranteed by Shangrao Innovation Development Industry Investment Group Co., Ltd	b)
	179,425	Guaranteed by Paker	b)
	468,195	Financings associated with failed sale-leaseback transactions	c)
	951,517	Guaranteed and collateralized on buildings, equipment and other assets of the Group and shareholders of the Group	d)
Total	13,583,774
a)	As of December 31, 2023, the Group had short-term borrowings of RMB954 million credit loans, RMB1,804 million letter of credit loans and RMB1,496 million loan from government background companies. The remaining short-term borrowings of RMB9,330 million were either guaranteed by other parties and/or collateralized on the Group’s assets, detailed as following:
b)	Borrowings of RMB4,686 million guaranteed by JinkoSolar Holding, RMB1,851 million guaranteed by Jiangxi Jinko, RMB495 million guaranteed by Jiangxi Jinko and Sichuan Jinko, RMB598 million guaranteed by Zhejiang Jinko, RMB90 million guaranteed by Zhejiang Jinko and Chuxiong Jinko, RMB12 million guaranteed by Shangrao Innovation Development Industry Investment Group Co., Ltd, and RMB179 million by Paker, respectively.
c)	As of December 31, 2023, the Group recorded financings associated with failed sale-lease back transactions with the amount of RMB1,222 million under long-term borrowings, and RMB468 million as current portion.
d)	RMB175 million collateralized on certain inventories of the Group, RMB257 million collateralized on certain inventiories and account receivables of the Group, RMB160 million collateralized on the Group’s certain building and land use right, RMB359 million collateralized on the Group’s certain equipment.

In addition, included in these borrowings there were borrowings of RMB432 million guaranteed by Jinkosolar Holding, RMB469 million guaranteed by Jiangxi Jinko, and RMB50 million guaranteed by Zhejiang Jinko.

(b)   Long-term borrowings

Components of short-term borrowings as of December 31, 2022 and 2023 were as follows (RMB in thousands):

	As of December 31,
	2022	2023
	RMB	RMB
Long-term bank borrowings	3,329,075	4,459,363
Long-term financings associated with failed sale-leaseback transactions	2,595,686	1,222,281
Other long-term borrowings	9,200,490	8,245,203
Less: Current portion of long-term bank borrowings	(969,811)	(724,006)
Less: Current portion of financings associated with failed sale-leaseback transactions	(1,132,645)	(468,195)
Less: Current portion of other long-term borrowings	—	(1,495,840)
Total long-term borrowings	13,022,795	11,238,806

Future principal repayments on the long-term borrowings are as follows (RMB in thousands):

Year ending December 31,	RMB
Year ended December 31
2024	2,688,041
2025	2,601,083
2026	4,716,306
2027	1,989,428
2028	1,577,874
Thereafter	354,115
Total	13,926,847

1)    Long-term bank borrowings

In 2021, the Group entered into a 3-year loan agreement with Deutsche Bank Co.,LTD. for a principle amount of USD12 million (RMB75 million) with the interest rate of 1.92%, which was repayable from March 2022 to December 2024. As of December 31, 2022, the total outstanding balances amounted to RMB55 million, which was early repaid in full in 2023.

In 2021, the Group entered into two separate 5-year loan agreements with Industrial Bank Co.,LTD. for a principle amount of RMB100 million and RMB19 million with the interest rate of 5.30% and 5.30%, respectively, which were repayable from December 2021 to December 2026. The borrowing was guaranteed by Jiangxi Jinko, and collateralized on the Group’s certain equipment with the net book value of RMB73 million. As of December 31, 2022, the outstanding balances amounted to RMB90 million, including RMB18 million due in December 2023. As of December 31, 2023, the outstanding balances amounted to RMB71 million, including RMB24 million due in December 2024.

In 2022, the Group entered into a 5-year loan agreement with Industrial Bank Co.,LTD. for a principle amount of RMB190 million with the interest rate of 4.3%, which is repayable from September 2022 to March 2027. The borrowing was guaranteed by Jiangxi Jinko, and collateralized on the Group’s certain equipment with the net book value of RMB73 million. As of December 31, 2022, the total outstanding balances amounted to RMB181 million, including RMB27 million due in December 2023. As of December 31, 2023, the total outstanding balances amounted to RMB153 million, including RMB41 million due in December 2024.

In 2022, the Group entered into a 2-year loan agreement with Bank of Communications for a principle amount of RMB100 million with the interest rate of 3.65%, which is due and payable in July 2024. The borrowing was guaranteed by Zhejiang Jinko Sichuan and Jinko Chuxiong, and collateralized on the Group’s certain equipment with the net book value of RMB110 million. As of December 31, 2022, the total outstanding balances amounted to RMB100 million. As of December 31, 2023, the total outstanding balances amounted to RMB90 million, which is due and payable in July 2024.

In 2022, the Group entered into a 2-year loan agreement with the Export-Import Bank of China for a principle amount of RMB817 million (EUR110 million) and RMB208 million (EUR28 million) with the interest rate of 2.10% and 2.70%, which is due and payable in October 2023 and September 2024, respectively. As of December 31, 2023, the total outstanding balances amounted to RMB220 million (EUR28 million), which is due and payable in September 2024.

In 2022, the Group entered into a 3-year loan agreement with Industrial Bank CO. LTD for a principle amount of RMB150 million with the interest rate of 4.1%, which is due and payable from September 2022 to March 2025. As of December 31, 2022, the outstanding balances amounted to RMB149 million. In 2023, all the outstanding balances were early repaid.

In 2022, the Group entered into a 7-year revolving loan facility agreement with a financial consortium constitute by Agricultural Bank of China, China Construction Bank, China CITIC Bank and China Everbright Bank in an aggregate principle amount not exceeding RMB2.4 billion. Borrowings drawn down from the loan facility were guaranteed by Jiangxi Jinko. As of December 31, 2022, the Group drew down borrowings from the bank facility with the amount of RMB397 million with the interest rate of 4.1% which were repayable from November 2022 to December 2029. As of December 31, 2022, the total outstanding balances amounted to RMB397 million, including RMB27 million due in June 2023. As of December 31, 2023, the total outstanding balances amounted to RMB366 million, including RMB58 million due in June 2024.

In 2022, the Group entered into a 7-year loan agreement with Industrial Bank Co.,LTD. for a principle amount of RMB31 million with the interest rate of 3.95%. The borrowing was guaranteed by Jiangxi Jinko. In 2023, all the outstanding balances were early repaid.

In 2022, the Group entered into a 3-year loan agreement with China Everbright Bank for a principle amount of RMB240 million with the interest rate of 4%. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the outstanding balances amounted to RMB240 million. In 2023, all the outstanding balances were early repaid.

In 2022, the Group entered into a 3-year loan agreement with Bank of Shanghai Co.,Ltd. for a principle amount of RMB100 million with the interest rate of 3.65%. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB100 million, including RMB10million due in Sepetmber 2023. In 2023, all the outstanding balances were early repaid.

In 2022, the Group entered into a 3-year loan agreement with China Construction Bank for a principle amount of RMB80 million with the interest rate of 4.10%, which is due and payable in June 2025. In 2023, all the outstanding balances were early repaid.

In 2022, the Group entered into a 3-year loan agreement with Industrial Bank Co.,Ltd. for a principle amount of RMB100 million, RMB100 million and RMB200 million with the interest rate of 4.1%. The borrowing was guaranteed by Jiangxi Jinko and collateralized on the Group’s certain land use rights and buildings with the net book value of RMB38 million and RMB366 million, respectively.As of Decemeber 31, 2022, the outstanding balances amounted to RMB400 million, including RMB0.06 million due on December 31, 2023. In 2023, all the outstanding balances were early repaid.

In 2022, the Group entered into a 3-year loan agreement with China Everbright Bank for a principle amount of RMB50 million with the interest rate of 3.65%, which is due and payable from April 2023 to March 2024. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the outstanding balances amounted to RMB50 million, including RMB0.5 million due in October 2023. As of December 31, 2023, the outstanding balances amounted to RMB48 million, which is due and payable in March 2024.

In 2022, the Group entered into a 3-year loan agreement with Hua Xia Bank for a principle amount of RMB70 million with the interest rate of 3.40%, which is repayable from March 2023 to in October 2025. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB70 million, including RMB10 million due in September 2023. As of December 31, 2023, the total outstanding balances amounted to RMB1 million, which is due in October 2025.

In 2022, the Group entered into a 5-year loan agreement with Fudian Bank for a principle amount of RMB17 million with the interest rate of 5.10%. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB16 million, including RMB3million due in December 2023. In 2023, all the outstanding balances were early repaid.

In 2022, the Group entered into three separate 5-year loan agreements with Industrial Bank Co.,LTD. For a principle amount of RMB25 million,RMB92 million and RMB21 million with the interest rate of 4.80%,4.60% and 4.60%, respectively. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2022, the total outstanding balances amounted to RMB138 million, including RMB26million due in December 2023. In 2023, all the outstanding balances were early repaid.

In 2022, the Group entered into a 2-year loan agreement with China Everbright Bank for a principle amount of RMB50 million with the interest rate of 3.5%. The borrowing was guaranteed by Jiangxi Jinko. In 2023, all the outstanding balances were early repaid.

In 2022, the Group entered into a 4-year loan agreement with China CITIC Bank for a principle amount of RMB164 million with the interest rate of 3.65%, which was due and payable from November 2023 to May 2026. The borrowing was guaranteed by Jiangxi Jinko, and collateralized on the Group’s certain land use rights with the net book value of RMB159 million. As of December 31, 2022, the total outstanding balances amounted to RMB160 million, including RMB4 million due in November 2023. As of December 31, 2023, the total outstanding balances amounted to RMB157 million, including RMB48 million due in November 2024.

In 2023, the Group entered into a 2-year loan agreement with Bank of Communications for a principle amount of RMB50 million with the interest rate of 3.3%, which is due and payable in February 2025. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2023, the total outstanding balances amounted to RMB49.5 million.

In 2023, the Group entered into a 2-year loan agreement with China Contruction Bank for a principle amount of RMB30 million with the interest rate of 3.1%, which is due and payable in February 2025. The borrowing was collateralized on the Group’s certain land use rights and buildings with the net book value of RMB8 million and RMB5 million, respectively. As of December 31, 2023, the total outstanding balances amounted to RMB30 million.

In 2023, the Group entered into a 13-month loan agreement with China Contruction Bank for a principle amount of RMB100 million with the interest rate of 3.25%, which is due and payable in April 2024. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2023, the total outstanding balances amounted to RMB100 million, which is due and payable in April 2024.

In 2023, the Group entered into a 3-year loan agreement with China Development Bank for a principle amount of RMB366 million with the interest rate of 3.26%, which is due and payable in March 2026. The borrowing was guaranteed by Shangrao Innovation Development Industry Investment Group Co., Ltd. As of December 31, 2023, the total outstanding balances amounted to RMB366 million, including RMB12 million due in December 2024.

In 2023, the Group entered into a 3-year loan agreement with Industrial and Commercial Bank of China for a principle amount of RMB150 million with the interest rate of 3.2%, which is due and payable in January 2026. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2023, the total outstanding balances amounted to RMB145 million, including RMB45 million due in September 2024.

In 2023, the Group entered into a 3-year loan agreement with Industrial Bank of China for a principle amount of RMB80 million with the interest rate of 3.9%, which is due and payable in December 2026. The borrowing was guaranteed by Jiangxi Jinko, and collateralized on the Group’s certain land use rights and buildings with the net book value of RMB15 million and RMB77 million, respectively. As of December 31, 2023, the total outstanding balances amounted to RMB80 million.

In 2023, the Group entered into a 10-year loan agreement with Industrial Bank Co.,LTD for a principle amount of RMB319 million with the interest rate of 3.8%, which is due and payable in February 2033. The borrowing was guaranteed by Jiangxi Jinko, and collateralized on the Group’s certain buildings with the net book value of RMB721 million. As of December 31, 2023, the total outstanding balances amounted to RMB319 million.

In 2023, the Group entered into a 3-year loan agreement with Minsheng Bank for a principle amount of RMB200 million with the interest rate of 3.3%, which is due and payable in February 2026. The borrowing was a credit loan. As of December 31, 2023, the total outstanding balances amounted to RMB200 million.

In 2023, the Group entered into a 5-year loan agreement with Industrial Bank Co.,LTD for a principle amount of RMB500 million with the interest rate of 3.3%, which is due and payable in December 2028. The borrowing was guaranteed by Jiangxi Jinko, and collateralized on the Group’s certain land use rights with the net book value of RMB103 million. As of December 31, 2023, the total outstanding balances amounted to RMB500 million.

In 2023, the Group entered into a 5-year loan agreement with Minsheng Bank for a principle amount of RMB93 million with the interest rate of 3.3%, which is due and payable in March 2028. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2023, the total outstanding balances amounted to RMB89 million, including RMB10 million due and payable in December 2024.

In 2023, the Group entered into a 5-year loan agreement with Minsheng Bank for a principle amount of RMB242 million with the interest rate of 3.3%, which is due and payable in April 2028. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2023, the total outstanding balances amounted to RMB232 million, including RMB27 million due and payable in December 2024.

In 2023, the Group entered into a 5-year loan agreement with Ping An Bank for a principle amount of RMB157 million with the interest rate of 3.8%, which is due and payable in December 2028. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2023, the total outstanding balances amounted to RMB157 million.

In 2023, the Group entered into a 2-year loan agreement with the Export-Import Bank of China for a principle amount of RMB200 million with the interest rate of and 3.10%, which is due and payable in June 2025. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2023, the total outstanding balances amounted to RMB200 million.

In 2023, the Group entered into a 2-year loan agreement with the Export-Import Bank of China for a principle amount of RMB786 million (EUR100 million) with the interest rate of and 4.80%, which is due and payable in December 2025. The borrowing was a credit loan. As of December 31, 2023, the total outstanding balances amounted to RMB786 million (EUR100 million).

In 2023, the Group entered into a 2-year loan agreement with the Export-Import Bank of China for a principle amount of RMB100 million with the interest rate of and 3.30%, which is due and payable in March 2025. The borrowing was guaranteed by Jiangxi Jinko. As of December 31, 2023, the total outstanding balances amounted to RMB100 million.

2)    Financings associated with failed sale-leaseback transactions

During the year ended December 31, 2022 and 2023, the Group sold certain machinery and equipment with total carrying amount of RMB1,761 million and RMB58 million to certain third parties (the “purchaser-lessors”) for a total consideration of RMB 1,768 million and RMB75 million and simultaneously entered into contracts to lease back these assets from the purchaser-lessors for periods from one to six years. Pursuant to the terms of the contracts, the Group is required to pay to the purchaser-lessors quarterly lease payment over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the fair value of these equipment upon expiration of leasing period is most likely to be much higher than the repurchase price. Therefore, these lease transactions do not qualify as sale-leaseback transaction. Accordingly, the Group identified the transactions as financing arrangements and recorded as borrowings. As of December 31, 2023, the Group recorded RMB1,222 million under long-term borrowings, including RMB468 million as current portion.

3)    Other long-term borrowings

a.

In the February 2018, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with an aggregate amount of RMB1.3 billion had been made by the non-controlling shareholders through December 31, 2021. The Group controls and consolidates such entity in its financial statements. In October 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Sichuan and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 30% equity interests (the non-controlling interest) held by the government background funds upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB997 million was derecognized, and the new loan liabilities was recorded at fair value of RMB1,114 million, with the difference recorded against additional paid-in-capital. In addition, in July, September and October 2021, the Jinko Sichuan received capital injection with the amount of RMB100 million, RMB150 million and RMB50 million from government background funds which bear a fixed annual return of 5.18%, and shall be repaid upon the fifth anniversary of the capital injection date. The Group recorded such capital injection as long-term borrowings. As of December 31, 2022, the total outstanding balances amounted to RMB1,535 million. In 2023, Jiangxi Jinko entered into agreement to early repay RMB300 million. As of December 31, 2023, the total outstanding balances amounted to RMB1,223 million, including RMB200 million due in December 2024.

b.

During the year of 2018 and 2019, government background companies made capital injections with the total amounted of RMB1,070 million into Haining Jinko. In the fourth quarter of 2020, the Group entered into supplementary investments agreement with government background funds, pursuant to which the government background funds will no longer participate in any business decision of Haining Jinko and enjoys fixed annual return within the range from 4.75% to 5.23% on their capital injections respectively. Additionally, the Group shall repurchase all the equity interests (the non-controlling interest) held by the government background funds upon the fifth or sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB1,164 million was derecognized, and the new loan liabilities was recorded at fair value of RMB1,193 million with the difference recorded against additional paid-in-capital.

In July 2021, Haining Jinko entered into a 5-year loan agreement with a government background company with the principle amount of RMB690 million and interest rate of LPR plus 10%. The loan will be repaid upon the fifth anniversary of the borrowing date. The borrowing was guaranteed by Jiangxi Jinko and Zhejiang Jinko. In August 2022, Haining Jinko entered into a 5-year loan agreement with a government background company with the principle amountof RMB1,000 million and interest rate of 5.06%. The loan will be repaid upon the fifth anniversary of the borrowing date. As of December 31, 2022, the total outstanding balances amounted to RMB2,695 million. In 2023, Jiangxi Jinko entered into agreement to early repay RMB106 million. As of December 31, 2023, the total outstanding balances amounted to RMB2,591 million, including RMB994 million due within 2024.

c.

In the September 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB765 million had been made by the non-controlling shareholders through December 31, 2020. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Yiwu and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background funds upon the fifth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB779 million was derecognized, and the new loan liabilities was recorded at fair value of RMB818 million, with the difference recorded against additional paid-in-capital. As of December 31, 2022, the total outstanding balances amounted to RMB754 million. In 2023, Jiangxi Jinko entered into agreement to early repay RMB100 million. As of December 31, 2023, the total outstanding balances amounted to RMB668 million, including RMB301 million due in December 2024.

d.

In the December 2019, Jiangxi Jinko, together with a government background fund, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB1.1 billion had been made by the non-controlling shareholder through December 31, 2022. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background fund, pursuant to which the government background fund will no longer participates in any business decision of Jinko Chuzhou and enjoys a fixed annual return of 4.35% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background fund upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background fund. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB859 million was derecognized, and the new loan liabilities was recorded at fair value of RMB846 million, with the difference recorded against additional paid-in-capital. In July and September 2021, Jinko Chuzhou received two 5-year loans with the amount of RMB150 million and RMB100 million from the government background fund which both bear a fixed annual return of 4.35%. As of December 31, 2022, the total outstanding balances amounted to RMB701 million. In 2023, Jiangxi Jinko entered into agreement to early repay RMB410 million. As of December 31, 2023, the total outstanding balances amounted to RMB288 million.

e.

In September and October 2021, Rui Xu entered into two 5-year loan agreements with a government background company with the principle amount of RMB20 million and RMB20 million and the interest rate of 5.05% and 5.05%, respectively. As of December 31, 2022 and 2023, the total outstanding balances amounted to RMB40 million and RMB42 million, respectively.

f.

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

In June 2021, to further support the development of Jinko Shangrao, the government background fund entered into agreement with Jiangxi Jinko to waive interests associated with the government loans during the period from January 1 to December 31, 2021. Considering the cash flow effect on a present value basis is less than 10 percent, the interest waiving is regarded as a modification of the government loan, and therefore, established a new effective interest based on the carrying value of the government loan and the revised cash flows since the modification date on June 25, 2021. No gain or loss was recorded in relation to the modification in 2021. As of December 31, 2022, the total outstanding balances amounted to RMB2,059million. In 2023, Jiangxi Jinko entered into agreement to early repay RMB366 million. As of December 31, 2023, the total outstanding balances amounted to RMB1,679million.

g.

In July 2020, the Group entered into a 2-year loan agreement with Ping An International Financial Leasing Co., Ltd. for a principle amount of RMB49,263 million which was repayable from July 2020 to July 2022. The borrowing was guaranteed by Jiangxi Jinko. The loan was repaid in July 2022.

h.

In October 2021, Anhui Jinko entered into a 6-year loan agreement with a government background company with the principle amount of RMB455 million and interest rate of 5.58%. The loan will be repaid upon the sixth anniversary of the borrowing date. In 2022, Anhui Jinko entered into three separate 6-year loan agreements with a government background company with the principle amount of RMB215 million with the interest rate around 5.58%. These loans will be repaid upon the sixth anniversary of the borrowing date. As of December 31, 2022, the total outstanding balances amounted to RMB680 million. In 2023, Jingxi Jinko entered into agreement to early repay RMB300 million. As of December 31, 2023, the total outstanding balances amounted to RMB381 million.

i.

In October and December 2021, Yushan Jinko entered into a 6-year loan agreement with a government background company with the principle amount of RMB200 million and RMB100 million and interest rate of 4.90% and 4.90%, respectively. These loans will be repaid upon the sixth anniversary of the borrowing date. In January 2022, Yushan Jinko entered into a 6-year loan agreement with a government background company with the principle amount of RMB100 million interest rate of 4.90%. These loans will be repaid upon the sixth anniversary of the borrowing date. As of December 31, 2022 and 2023, the total outstanding balances amounted to RMB378 million and RMB375 million, respectively.

j.

In July 2022, Jinko Feidong entered into a 5-year loan agreement with a government background company with the principle amount of RMB205 million and interest rate around 5.58%. The loan will be repaid upon the fifth anniversary of the borrowing date. As of December 31, 2022 and 2023, the total outstanding balances amounted to RMB208 million and RMB207 million, respectively.

k.

In July 2022, Jinko Leshan entered into a 4-year loan agreement with a government background company with the principle amount of RMB150 million and interest rate around 5.18%. The loan will be repaid upon the fifth anniversary of the borrowing date. As of December 31, 2022 and 2023, the total outstanding balances amounted to RMB148 million and RMB141 million, respectively.

l.

In December 2023, Jinko Energy entered into agreements with a government background company, to sell its 49% equity interests in Shangrao Xinyuan with a total consideration of RMB1.5 billion. Pursuant to the agreements, Jinko Energy committed to repurchase all the 49% equity interests held by the government background company upon the fifth anniversary of the first investment date with a repurchase price equivalent to the investment made by the government background company and a fixed annual return based on 1.1 times of corresponding loan prime rate. As of December 31, 2023, the government background company has paid RMB 650 million. Considering the investment from the government background company shall be repaid on a fixed date and for fixed amounts, redemption of the government background company is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. Therefore, management concluded that the investment from the government background company shall be accounted as loan liabilities.

19.    LEASES

The Group’s operating lease primarily represent offices and overseas manufacturing facilities and warehouses. Most of the operating leases are for terms ranging from 2 to 10 years, although terms and conditions can vary from lease to lease. The Group has assessed the specific terms and conditions of each operating lease to determine the amount of the lease payments and the length of the lease term, which includes the minimum period over which lease payments are required plus any renewal options that are both within the Group’s control to exercise and reasonably certain of being exercised upon lease commencement. The Company assesses all relevant factors to determine if sufficient incentives exist as of lease commencement to conclude whether or not renewal is reasonably certain. There are no material residual value guarantees provided by the Company nor any restrictions or covenants imposed by the operating leases to which the Company is a party. In determining the lease liability, the Group utilizes its incremental borrowing rate for debt instruments with terms approximating the term for its operating leases to discount the future lease payments over the lease term to present value. The Company does not incur variable lease payments for its operating leases.

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

The balances for the operating and finance leases where the Group Is the lessee are presented as follows (RMB in thousands):

	2022	2023
	December 31	December 31
	RMB	RMB
Operating leases:
Operating lease liabilities–- current	65,489	119,344
Operating lease liabilities–- non-current	339,885	557,136
Total operating lease liabilities	405,374	676,480
Operating lease right-of-use assets, net	396,966	660,138

Financing leases:
Financing lease liabilities–- current	168,381	36,587
Financing lease liabilities–- non-current	69,881	—
Total financing lease liabilities	238,262	36,587
Financing lease right-of-use assets, net	558,407	82,293

(a)	The components of lease expenses were as follows (RMB in thousands):

	For the years ended December 31,
	2022	2023
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	129,869	172,625
Interest of lease liabilities	36,553	30,856
Expenses for short-term lease within 12 months	9,154	12,634
Total lease cost	175,576	216,114

(b)	Supplemental cash flow information related to leases was as follows (RMB in thousands):

	For the years ended December 31,
	2022	2023
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	72,906	101,340
Operating cash outflows for finance leases	19,926	8,910
Financing cash outflows for finance leases	216,722	280,833
Total cash paid for amounts included in the measurement of lease liabilities:	309,554	391,083

Lease obligation accrued in exchange for right-of-use assets:
Operating lease liabilities	3,476	348,901
Finance lease liabilities	—	—
Total lease obligation accrued in exchange for right-of-use assets:	3,476	348,901

(c)	Supplemental balance sheet information related to leases was as follows (RMB in thousands):

Operating leases:

	As of December 31,
	2022		2023
Weighted-average remaining lease term	6.21	years	5.69	years
Weighted-average discount rate	6.46%		6.48%

Financing leases:

	As of December 31,
	2022		2023
Weighted-average remaining lease term	0.94	years	0.56	years
Weighted-average discount rate	5.55%		5.00%

(d)	Maturities of lease liabilities were as follows (RMB in thousands):

Operating leases:

Year ending December 31,	RMB
Year ended December 31,
2024	140,553
2025	140,732
2026	125,444
Thereafter	281,838
Total undiscounted lease payments	688,567
Less: imputed interest	12,087
Total lease liabilities	676,480

Financing leases:

Year ending December 31,	RMB
Year ended December 31,
2024	38,563
Total undiscounted lease payments	38,563
Less: imputed interest	1,976
Total lease liabilities	36,587

20.    EARNINGS PER SHARE

Basic earnings per share and diluted earnings per share have been calculated as follows (RMB in thousands, except for share and per share data):

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Numerator:
Net income	955,572	1,565,139	6,452,554
Less: Net income attributable to non-controlling interests	234,554	944,633	3,005,111
Net income attributable to JinkoSolar’s ordinary shareholders	721,018	620,506	3,447,443
Dilutive effects of convertible senior notes	(308,339)	—	(5,574)
Numerator for diluted income per share	412,679	620,506	3,441,869

Denominator:
Denominator for basic earnings per share - weighted average number of ordinary shares outstanding	190,672,869	198,004,260	207,705,476
Dilutive effects of share options	540,620	2,404,234	6,920,728
Dilutive effects of convertible senior notes	14,506,283	—	11,486,880

Denominator for diluted calculation - weighted average number of ordinary shares outstanding	205,719,772	200,408,494	226,113,084
Basic earnings per share attributable to JinkoSolar’s ordinary shareholders	3.78	3.13	16.60
Diluted earnings per share attributable to JinkoSolar’s ordinary shareholders	2.01	3.10	15.23

For the years ended December 31, 2022, convertible senior notes convertible into 14,427,088 shares were not included in the computation of diluted EPS because of their anti-dilutive effect. For the year ended December 31, 2023, convertible notes issued by the Company’s subsidiary, Jiangxi Jinko, was not included in the computation of diluted EPS because of its anti-dilutive effect.

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB1,071 million and RMB1,598 million as of December 31, 2022 and December 31, 2023, respectively.

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

22.    CONVERTIBLE SENIOR NOTES , CONVERTIBLE NOTES AND CALL OPTIONS

2024 Convertible Senior Notes issued by the Company

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

During the year of 2021 and 2023, certain 2024 Notes with the principal amount of USD16 million and USD14.1 million were converted into 3,281,244 and 2,938,412 ordinary shares of the Company, respectively.

Accounting for 2024 Convertible Senior Notes

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

As of December 31, 2022 and 2023, the estimated fair value of the 2024 Notes amounted to approximately RMB1,071 million and RMB783 million, respectively. The Company recorded a gain from foreign exchange remeasurement of RMB9 million, a loss from foreign exchange remeasurement of RMB60 million and a gain from foreign exchange remeasurement of RMB55 million in net income for the years ended December 31, 2021, 2022 and 2023, respectively. The Company recorded a gain from change in fair value of 2024 Notes of RMB328 million, a loss from change in fair value of 2024 Notes of RMB12 million and a loss from change in fair value of 2024 Notes of RMB31 million in net income for the years ended December 31, 2021, 2022 and 2023, respectively. The Company recorded gain from change in fair value of 2024 Notes of RMB56 million, RMB100 million and RMB71 million in other comprehensive income for the year ended December 2021, 2022 and 2023, respectively. During the year of 2021 and 2023, certain 2024 Notes with the principal amount of USD16 million and USD14.1 million were converted into 3,281,244 and 2,938,412 ordinary shares of the Company. Upon conversion of the 2024 Notes, accumulated gains due to changes in instrument-specific credit risk with amount of RMB14 million and RMB53 million were reclassified from other comprehensive income to net income (Note 29). As of December 31, 2023, the total outstanding balances of the 2024 Notes with the amount of RMB783 million were recorded as current liabilities.

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

The economic substance of the Call option is the same as a traditional forward repurchase contract. Because the Call option permitted net cash settlement, it was classified as a derivative instrument measured initially and subsequently at fair value with changes in fair value recorded in earnings. The Company accounted for the Call option as a free-standing derivative asset on its consolidated balance sheet when the Call option was entered into in May 2019. The derivative asset was initially recorded at its fair value of US$30 million on the commencement date which represented the amount of cash transferred to the Dealer. The derivative asset was subsequently recorded at fair value with the change in fair value through May 2019. The Company recorded a gain from change in fair value of the call option with the amount of RMB476 million and loss of RMB136 million, an exchange loss of the call option with the amount of RMB14 million and an exchange gain of RMB0.3 million for the year ended December 31,2020 and 2021, respectively (Note 30). In 2021, the Company elected cash settlement method and total cash received from the exercise of call options amounted to RMB621 million.

2029 Convertible Notes issued by Jiangxi Jinko

On April 26, 2023, Jiangxi Jinko issued RMB10 billion of convertible notes, which will mature on April 19, 2029 (the “2029 Notes”). Among all of the issued convertible notes, RMB5.5 billion was issued to Paker, the holding company of Jiangxi Jinko, and the remaining RMB4.5 billion was issued to third party investors. The interest rate is 0.20% in the first year, 0.40% in the second year, 0.60% in the third year, 1.50% in the fourth year, 1.80% in the fifth year and 2.00% in the sixth year. Unless previously redeemed, converted or purchased and cancelled, Jiangxi Jinko shall redeem 2029 Notes at 108% of its principal amount on the maturity date.

Holders of the 2029 Notes have the option to convert their 2029 Notes at any time from the six months after the date of issuance closing (October 26, 2023) to the maturity date at a conversion rate of RMB13.79 per share per RMB100 principal amount of the 2029 Notes. The conversion rate is subject to change on anti-dilution and upon certain share price changes of Jiangxi Jinko.

In addition, since the first trading day on October 26, 2023, where the closing price of the Jiangxi Jinko’s shares is lower than 85% of the current conversion price in at least 15 of 30 consecutive trading days, the board of directors of Jiangxi Jinko shall have the right to propose a plan for conversion price reduction and submit for Jiangxi Jinko shareholders’ approval. Such proposal shall be effected only if it is approved by at least two-thirds of shareholders present at the meeting. The amended conversion price shall be no less than the average trading price of Jiangxi Jinko’s shares for the 20 trading days prior to the shareholders’ meeting nor the average trading price in the last trading day before the shareholders’ meeting.

Holders of the 2029 Notes have the option to require Jiangxi Jinko to repurchase the 2029 Notes for an amount equal to 100% of the principal amount and any accrued and unpaid interests, in whole or in part, if the closing price of the Jiangxi Jinko’s shares is less than 70% of the current conversion price for any 30 consecutive trading days within the fifth or sixth year upon issuance of the Notes or in the event of material change in use of the proceeds occurs. Material change in use of the proceeds was defined as a material change in the utilisation of the funds raised from the issuance of the 2029 Notes as compared with the Jiangxi’s commitments in the prospectus, and if the intended use of the proceeds is deemed to be changed according to the relevant regulations of the China Securities Regulatory Commission (“CSRC”) or the Shanghai Stock Exchange (“SSE”).

Jiangxi Jinko is also entitled to call all or part of the 2029 Notes for an amount equal to 100% of the principal amount and any accrued and unpaid interests, if the closing price of the Jiangxi Jinko’s shares is not less than 120% (inclusive) of the current conversion price for at least 15 out of 30 consecutive trading days or if the principal amount of the unconverted 2029 Notes is less than RMB30 million.

Share issuance costs that are directly attributable to the issue of the 2029 Notes amounting to approximately RMB32million.

During the year of 2023, certain 2029 Notes with the principal amount of RMB0.039 million were converted into 2,750 ordinary shares of Jiangxi Jinko, which attributed to Paker and non-controll interests of RMB0.023million and RMB0.016million, respectively.

Accounting for 2029 Notes

The conversion option is considered as indexed to the entity’s own stock and therefore does not need to be bifurcated from the debt host as a separate derivative. In addition, by considering the put and call option above are clearly and closely related to the debt host, the 2029 Notes was accounted for as a single instrument as a long-term debt at amortized cost. Related debt issuance cost was recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. Given RMB 5.5 billion of the 2029 Notes were issued to Paker, which were not yet issued out of the Group, related issuance costs amounted to RMB 16.9 million were recorded as deferred issuance cost as of December 31, 2023 (Note 11).

Trust arrangement for the 2029 Notes

In order to sell the 2029 Notes held by Paker in further, in April 2023, Trusts were set up by Paker and a group of financial institutions (bankers and brokers, collectively “Financial Institutions”) as the trustors. The Trusts will purchase all the 2029 Notes held by Paker at a minimum price of RMB105 each and sell to third parties in the market during the period from October 26, 2023 till March 26, 2024. Any excess earnings over RMB105 shall be shared between Paker and the Financial Institutions based on the ratio of 81% and 19% in the form of dividends of the Trusts.

The economic substance of the transaction is that Paker engages the Financial Institutions to issue the RMB5.5 billion Notes to third party investors with a commission of 19% earnings over RMB105 each. Considering the factors that i) these Trusts were established to facilitate the Notes issuance, ii) Paker has power over when and how many 2029 Notes to be issued to the Trusts, and iii) these Trusts have been limited and cannot conduct other activity, the Company concluded that Paker is the primary beneficiary of the Trusts and shall consolidate the Trusts.

As of December 31, 2023, the Financial Institutions have accumulatively subscribed trust units with a total consideration of consideration of RMB 668 million which was recorded as liabilities in the Group’s consolidated financial statements (Note 17). In 2023, the Trusts purchased the 2029 Notes from Paker at the value of RMB 105 each with a total consideration of RMB 694 million, among which, RMB 221 million of the 2029 Notes was sold by the Trusts at the market with the total consideration of RMB 226 million. As a result, as of December 31, 2023, in the Group’s consolidated financial statement, management recorded long term debt as convertible notes measured at amortized cost with the amount of RMB 226 million upon market sales of these Notes. Profit distributions due to the Financial Institutions with the amount of RMB 1 million were recorded as liabilities and debit to “Other income, net” in the Group’s consolidated financials.

23.   ORDINARY SHARES

The Company’s authorized share capital is USD10 comprising 500,000,000 ordinary shares with a par value of USD0.00002 each. As of December 31, 2020, the Company issued 190,380,309 ordinary shares, among which, 187,434,469 shares were outstanding and 2,945,840 shares were recorded as treasury stock.

During the year of 2021, certain 2024 Notes with the principal amount of USD16 million were converted into 3,281,244 ordinary shares of the Company (Note 22).

As of December 31, 2021 and 2022, total of 736,460 ADSs (2,945,840 shares) were repurchased but have not been retired with a total consideration of RMB43 million which is shown as treasury stock. These treasury stock was cancelled and retried in 2023.

During the year of 2023, certain 2024 Notes with the the principal amount of USD14.1 million were converted into 2,938,412 ordinary shares of the Company (Note 22).

During the year of 2023, 5,792,846 restricted shares granted by the Company were vested and registered as ordinary shares of the Company.

For the year ended December 31, 2023, 340,000 outstanding ADSs (1,360,000 shares) were repurchased with a total consideration of USD11 million (equivalents to RMB79 million), which is shown as treasury stock.

As of December 31, 2023, the Company issued 209,920,447 ordinary shares, among which, 208,560,447 shares were outstanding and 1,360,000 shares were recorded as treasury stock.

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

On January 26, 2022, Jiangxi Jinko completed its IPO and started trading on the Shanghai Stock Exchange’s Sci-Tech innovation board (“STAR Market”). The IPO raised net proceeds of approximately RMB9,723 million, of which, RMB6,419 million was recorded in the non-controlling interest and RMB3,304 million was recorded in the additional paid in capital. After the IPO, the Group owned approximately 58.62% of Jiangxi Jinko. Jiangxi Jinko’s non-controlling interests’ ownership of the subsidiary changed from 26.72% to 41.38% due to the IPO.

In April 2022, upon approval obtained from the board of directors of Jiangxi Jinko, Jiangxi Jinko declared dividends of RMB230 million for the year ended December 31, 2021, among which RMB95 million was distributed to the Company’s non-controlling interest shareholders. Jiangxi Jinko paid the dividends in 2022.

In June 2023, upon approval obtained from the board of directors of Jiangxi Jinko, Jiangxi Jinko declared dividends of RMB890 million for the year ended December 31, 2022, among with RMB368 million was distributed to the Company’s non - controlling interest shareholders. Jiangxi Jinko paid the dividends in 2023.

In September 2023, Jiangxi Jinko bought back a total of its 29,721,264 ordinary shares in the STAR market with a total consideration approximated RMB 300 million. The 29,721,264 shares were reserved for Jiangxi Jinko’s future share option grants. Upon consummation of the buy - back transaction, ownership of Jiangxi Jinko’s non - controlling interests decreased from 41.38% to 41.20%. The shares buy - back transaction was treated as transaction with non - controlling interests, and therefore, the aggregated net excess of the consideration over the carrying amounts of acquired non - controlling interests, being approximately RMB 121 million, was recorded as deduction to additional paid - in capital in the consolidated financials.

During the year of 2023, certain 2029 Notes with the principal amount of RMB0.038 million were converted into 2,750 ordinary shares of Jiangxi Jinko. In addition, 5,193,983 share option issued by Jiangxi Jinko were exercised (Note 25). Upon consummation of the conversion of 2029 Notes and exercise of share option, ownership of Jiangxi Jinko’s non - controlling interests increased from 41.20% to 41.24%.

25.   SHARE BASED COMPENSATION

(a) Incentive plan of JinkoSolar Holding

The Company adopted a long-term incentive plan (the “2009 Plan”) in July 2009 which was subsequently amended and restated. The 2009 plan provided for the issuance of options of 10,897,300 ordinary shares. The options have a contractual life of 7 years except for certain options granted to an employee in August 2009 that can be exercised until October 1, 2013. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date. For 953,200 options granted to one employee in August 2009, the share options vested in a series of 36 months, on the last day of each month, commencing from October 1, 2008.

The Company adopted a long-term incentive plan (the “2014 Plan”) in August 2014. The 2014 Plan provides for the issuance of options of 12,037,980 ordinary shares. The options have a contractual life of 10 year. The share options will vest in 5 successive equal annual installments on the last day of each year from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date.

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

The Company adopted a long - term incentive plan (the “2023 Plan”) in Janurary 2023. The 2023 Plan provides for the issuance of restricted shares of 20,800,000 ordinary shares. The restricted shares have a contractual life of 7 year. The vesting of the Awards is subject to (i) the participants’ continued service with the Company, and (ii) the Company meeting certain financial performance targets and investment targets. The restricted shares will vest in 14 successive equal semi - annual installments on the first day of half - year anniversaries starting from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date.

(i)Share options

A summary of the share option activities under the Company’s share-based compensation plan for the years ended December 31, 2021, 2022 and 2023 is as follows (RMB in thousands, except for share, exercise price and contractual term):

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(USD/share)	(in years)	(RMB)
Balance as of December 31, 2020	716,748	3.46	4.25	58,836
Granted	—	—	—	—
Exercise	(105,200)	3.29	—	—
Forfeited	(264,012)	3.29	—	—
Balance as of December 31, 2021	347,536	3.65	3.84	17,373
Granted	—	—	—	—
Exercise	(175,536)	3.35	—	—
Forfeited	—	—	—	—
Balance as of December 31, 2022	172,000	3.96	2.69	8,305
Granted	—	—	—	—
Exercise	—	—	—	—
Balance as of December 31, 2023	172,000	3.96	1.68	7,157

Vested as of December 31, 2023	172,000	3.96	1.68	7,157
Vested and exercisable as of December 31, 2023	172,000	3.96	1.68	7,157

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, USD9.24 (RMB65.41) per share as of December 31, 2023 and the exercise prices of the options.

Total intrinsic value of options exercised during the years ended December 31, 2021 and 2022 were RMB 6 million and RMB 8 million, respectively. Nil options was exercised for the years ended December 31, 2023.

Share-based compensation expenses related to the option awards granted to the employees amounted to RMB0.5 million, nil and nil for the years ended December 31,2021, 2022 and 2023, respectively.

The total fair value of shares vested for the years ended December 31, 2021, 2022 and 2023 were RMB2 million, RMB5 million and RMB nil million, respectively.

For the years ended December 31, 2021, 2022 and 2023, total cash received from the exercise of share options was RMB 10 million, RMB 5 million and nil, respectively.

(ii)Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares under the 2021 Plan, 2022 Plan and 2023 Plan:

	Number of restricted shares	Weighted average grant
	outstanding	date fair value
		(RMB)
Unvested as of December 31, 2021	318,600	86.38
Granted	16,684,600	72.10
Vested	(10,188,740)	72.08
Unvested as of December 31, 2022	6,814,460	72.38
Granted	20,800,000	68.87
Vested	(10,671,778)	70.00
Unvested as of December 31, 2023	16,942,682	69.57

Share-based compensation expenses of RMB9 million, RMB968 million and RMB721 million related to restricted shares were recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, there were RMB20 million, RMB256 million and RMB968 million of unrecognized compensation expenses related to restricted shares which is expected to be recognized over a weighted-average period of 4.58, 2.28 years and 5.70 years, respectively.

(b) Incentive plan of Jiangxi Jinko

In October 2022, Jiangxi Jinko adopted its 2022 Equity Incentive Plan (the “Jiangxi Jinko 2022 Plan”), which permits the grant of stock options of Jiangxi Jinko to its employees. The share option have a contractual life of 3 year with thirty percent (30%) vested on each of the first year and second year, and forty percent (40%) vested on the third year from the date of grant, provided that the personnel’s service with the Company has not terminated prior to each such vesting date. Under the plan, a total of 40,187,375 ordinary shares of Jiangxi Jinko were initially reserved for issuance.

A summary of share option activities under the Jiangxi Jinko 2022 Plan for the years ended December 31, 2022 and 2023 is as follows (RMB in thousands, except for share, exercise price and contractual term):

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(RMB/share)	(in years)	(RMB)
Balance as of December 31, 2021	—	—	—	—
Granted	32,149,900	8.81	2.89	187,755
Vested	—	—	—	—
Balance as of December 31, 2022	32,149,900	8.81	2.89	187,755
Exercise	(5,193,983)	8.72	—	—
Forfeited	(7,576,422)	8.72	—	—
Balance as of December 31, 2023	19,379,495	8.72	2.28	2,713

Vested and expected to vest as of December 31, 2023	19,379,495	8.72	2.28	2,713
Vested and exercisable as of December 31, 2023	19,379,495	8.72	2.28	2,713

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, RMB8.86 per share as of December 31, 2023 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2022 and 2023 were nil and RMB3 million, respectively.

Share-based compensation expenses related to the option awards granted to the employees under Jiangxi Jinko 2022 Plan was amounted to RMB 33 million and RMB 142 million for the years ended December 31, 2022 and 2023, respectively.

For the years ended December 31, 2022 and 2023, total cash received from the exercise of share options under the Jiangxi Jinko 2022 Plan were nil and RMB45 million, respectively.

As of December 31, 2023, share options vested under the Jiangxi Jinko 2022 Plan were recorded as noncontrolling interests in the Company’s consolidated financials with the amount of RMB132 million.

The total share-based compensation expense of continuing operations for the year ended December 31, 2021, 2022 and 2023 was recorded in the respective items (RMB in thousands):

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Costs of revenues	131	17,676	1,734
Selling expenses	131	7,101	28,439
General and administrative expenses	9,622	974,564	825,688
Research and development expenses	—	1,528	6,781
Total	9,884	1,000,869	862,642

26.   RELATED PARTY TRANSACTIONS AND BALANCES

(a)    Related party balances

Outstanding amounts due from/to related parties as of December 31, 2022 and 2023 were as follows (RMB in thousands):

	2022	2023
	December 31	December 31
	RMB	RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	139,713	296,512

Notes receivables from a related party:
Notes receivables from JinkoPower	282,824	1,183

Advances to a related party:
Advance to Xinte Silicon for inventory purchase	56,860	6,555

Prepayment and other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	5,664	12,635
Other receivables due from JinkoPower for disposal of solar power projects	12,953	13,141
Other receivables due from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai) for technical services	1,075	1,224
Other receivables from JinkoPower for miscellaneous transactions	3,413	412
Subtotal	23,105	27,412

Other assets from related parties:
Long-term receivables due from JinkoPower for disposal of solar power projects	14,603	16,859
Long-term receivables due from Sweihan PV	37,760	38,376
Subtotal	52,363	55,236

Accounts payable due to a related party:
Accounts payable due to Xinte Silicon for inventory purchase	—	21,244

Advances from a related party
Advances from JinkoPower	3,829	3,412

Notes payables due to a related party
Notes payables due to Xinte Silicon for inventory purchase	419,500	277,000

Other payables due to related parties:
Other payables due to JinkoPower for payments on behalf of the Company	5,964	11,599
(1)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b)    Related party transactions

Transactions related parties for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue from sales of products and providing services to related parties
Income of financing guarantees	6,364	—	—
Revenue from sales of products to JinkoPower	27,099	325,175	353,420
Income of project management provided to Sweihan PV	660	2,979	3,931
Rental services provided to JinkoPower	4,004	5,041	11,590

Service expenses and silicon procurement provided by related parties
Processing fee of OEM service charged by Jiangsu Jinko-Tiansheng	5,310	—	—
Management service provided by JinkoPower	8,753	8,863	16,400
Electricity fee charged by JinkoPower	7,725	25,735	119,352
Silicon procurement from Xinte Silicon (Note 12)	—	824,785	1,537,073
Other fees charged by JinkoPower	16	—	5,109

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

Pursuant to the master service agreement, guarantee service fee is to be settled annually, and the management of the Company believes the guarantee fee charges are at market rates. The guarantee receivables are settled upon the receipt of guarantee fees from JinkoPower. The Company received RMB21 million, nil and nil guarantee fees from JinkoPower in 2021, 2022 and 2023, respectively.

In the year of 2022, the Group and JinkoPower entered into an agreement to cancel the above guarantee arrangement.

As of December 31, 2021, 2022 and 2023, the Company recorded the guarantee fee income receivable amounted to RMB3 million, RMB3 million and nil. The Company recorded a guarantee liability amounted to RMB12 million, nil and nil as of December 31, 2021, 2022 and 2023, respectively. The guarantee liability was amortized over the expected guarantee period from 1 to 16 years which relates to the life of the outstanding guaranteed bank loans in the subsequent reporting periods. Other income from JinkoPower for the guarantee fee amortized for the period during the year ended December 31, 2021, 2022 and 2023 amounted to RMB 6 million, RMB nil and RMB nil, respectively.

-Solar module transactions with JinkoPower

For the years ended December 31, 2021, 2022 and 2023, sales of solar module products to subsidiaries of JinkoPower amounted to RMB27 million, RMB325 million and RMB353 million, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s 3rd party sales arrangement. As of December 31, 2022 and 2023 outstanding receivables due from JinkoPower were RMB423 million and RMB298 million, respectively.

-Rental services provided to JinkoPower

For the years ended December 31, 2021, 2022 and 2023, rental services provided to subsidiaries of JinkoPower amounted to RMB4 million, RMB5 million and RMB12 million, respectively.

-Transactions with Jinko-Tiansheng

Jinko-Tiansheng is an OEM service provider who provided PV module processing and assembling services to the Group. For the years ended December 31, 2021, 2022 and 2023, Jinko-Tiansheng charged the Group processing fee amounted to RMB5 million, nil and nil, respectively. The Group entered into a share purchase agreement to dispose all of its equity interest in Jinko-Tiansheng to Jinko-Tiansheng’s other shareholders in November 2021. The carrying value of the Group’s investment in Jinko-Tiansheng which met recognition criteria in ASC 360-10-45-9 was reclassified as a held for sale asset as of December 31, 2021. The disposition was consummated in 2022 with a gain of RMB12 million recognized (Note 5).

-Management service provided by JinkoPower

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company recorded service expenses incurred in the years of 2021, 2022 and 2023 amounted to RMB8 million, RMB7 million and RMB7 million, respectively. Other than the solar project management service, JinkoPwoer also provided other management services to the Company amounted to RMB1 million, RMB2 million and RMB9 million in 2021, 2022 and 2023, respectively.

-Electricity fee charged by JinkoPower

For the years ended December 31, 2021 and 2022 and 2023, electricity fee charged by subsidiaries of JinkoPower amounted to RMB8 million, RMB27 million and RMB119 million, respectively.

-Silicon procurement from Xinte Silicon

JinkoSolar jointly invest in Xinte Silicon in 2021 which was accounted for under the equity method (Note 12). JinkoSolar purchased polysilicon of RMB nil, RMB825 million, and RMB1,537 million from Xinte Silicon during the years ended December 31, 2021, 2022 and 2023, respectively.

27.   CERTAIN RISKS AND CONCENTRATION

(a)     Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, restricted long-term investments, accounts receivable, prepayments and other current assets. As of December 31, 2022 and 2023, substantially all of the Group’s cash and cash equivalents, restricted cash, restricted short-term investments, and restricted long-term investments were held by major financial institutions located in the PRC. As of December 31, 2023, the Group has RMB29,115 million in cash and cash equivalents, restricted cash, short-term investments,restricted short-term and long-term investments, among which 89%, 5%, 4%, 1% and 1% is held by financial institutions in the China, United States, Malaysia, Vietnam and Australia as of December 31, 2023, respectively.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

(b)    Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2023, 61.73% of the Group’s revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Company, is not freely convertible into foreign currencies. The group uses a combination of foreign currency options and foreign currency forwards to hedge its exposure to foreign currency risk.

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

There was no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, the Group’s largest customer accounted for 4.6%, 4.6% and 5.1% of the Group’ total revenue, respectively.

(d)    Major suppliers

In 2021, 2022 and 2023, the Group’s five largest group suppliers accounted for 78.7%, 77.4% and 83.1%, respectively, of its total silicon purchases by value. In 2021, three of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 28.5% of its total silicon purchases by value. In 2022, two of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 34.0% of its total silicon purchases by value. A “group supplier” refers to an aggregation of the Group’s suppliers that are within the same corporate group. In 2023, four of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 30.6% of its total silicon purchases by value.

(e)    Interest rate

The Group’s main interest rate exposure relates to long-term borrowings. Any increase in interest rates would increase the Group’s finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

28.    COMMITMENTS AND CONTINGENCIES

(a)    Capital commitments

The Group entered into several purchase agreements and supplementary agreements with certain suppliers to establish manufactory plants and acquire machineries to be used in the manufacturing of its products. The Group’s total future payments under these purchase agreements amounted to RMB20,153 million as of December 31, 2023.

Year ending December 31,	RMB
2024	7,339,798
2025	10,250,563
Thereafter	2,562,641
Total	20,153,002

(b)    Contingencies

Arbitration filed by Singapore customer

In November 2018, one of the Group’s customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, 2022, the Singapore Customer filed its Reply Memorial (accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon). On July 17, 2022, Jinko IE submitted its Rejoinder Memorial with all evidence correspondingly in reply to Reply Memorial. From October 10 to 21, 2022, the hearing for liability issue was held in Singapore, during which the tribunal heard the parties’ oral opening statements, evidence from the parties’ factual and expert witnesses, and oral closing statements. According to the tribunal’s directions, the parties submitted Post-hearing Briefs on January 20, 2023 and the Reply Post-hearing Briefs on March 3, 2023. On August 17, 2023, the tribunal issued Partial Award on Jurisdiction and Liability (the “Partial Award”), as corrected on October 2, 2023. Pursuant to the Partial Award, 365,000 solar modules supplied by Jinko IE to Singapore Customer under 2012 and 2013 Contracts are not fit for the purpose for which the solar modules would ordinarily be used for. The Partial Award also mentioned that the remedies to be awarded (if any) as well as the amount Jinko IE to compensate would be determined in the final award. The final award is expected to be issued within one to two years.

In November 2023, Jinko IE initiated procedures with the local court to set aside the Partial Award (case number “OA 1165”). On February 21, 2024, Singapore Customer filed and served its submissions on remedies which quantified its claim at US$38,564,987 (RMB 273 million) plus the costs of disposal of the defective Modules and interest on damages at a rate of 5.33%. On April 25,2024, the court dismissed Jinko IE’s application to set aside the Partial Award. Jinko IE will file and serve its submissions on remedies by June 4, 2024 according to the current schedule of the case.

In view of the latest submission from Singapore Customer, management reassessed the potential exposures with the assistance from its external legal counsel, management consider that Jinko has a reasonable basis to challenge the quantum of Singapore Customer’s claims for damages in this consolidated arbitration. Based on the asssessment, management concluded that its best estimation with respect to the potential exposures of the arbitration would be RMB 180 million as at December 31, 2023. As a result, the Company recorded accruals with the amount of RMB 180 million as at December 31, 2023.

Arbitration filed by Hanwha

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

Following this hearing, the Düsseldorf Higher Regional Court decided on April 20, 2023 that evidence should be taken by firstly hearing a witness and subsequently obtaining a written technical opinion from a court appointed expert. On June 2, 2023, Jiangxi Jinko and Hanwha Solutions Corporation and its affiliates entered into a patent cross-license and settlement agreement (“Patent Cross-License and Settlement Agreement”), pursuant to which both parties agreed that: (a) grant mutual licenses to each other concerning a number of patents, including but not limited to the patents in dispute, and payment of license fees, and (b) terminate all worldwide pending patent infringement and invalidation proceedings between both parties (including each party’s affiliates). Consequently, JinkoSolar GmbH withdrew its appeal on June 22, 2023 and Düsseldorf Higher Regional Court terminated the proceedings by a decision dated June 26, 2023. During the year ended December 31, 2023, the Company recorded the corresponding accounting implication related to the Hanwha Licensed Patents at its consolidated financial statements.

(iii)Patent infringement lawsuits in Australia:

On March 12, 2019, Hanwha Solutions Corporation (registration no. 110111-0360935) (The plaintiff has been changed from Hanwha Q CELLS & Advanced Materials Corporation to Hanwha Solutions Corporation during the course of the proceedings because of restructuring undertaken by its affiliate(s) in relation to ownership of the patent in suit) and Hanwha Q CELLS Australia Pty Ltd (“Plaintiffs C”, together with Plaintiffs A and Plaintiff B, “Hanwha Q CELLS Plaintiffs”) filed suit at Federal Court of Australia (“FCA”) against Jinko Solar Australia Holdings Co. Pty Ltd (“Jinko AUS”). It was alleged that certain photovoltaic solar cells and modules containing these solar cells supplied by Jinko AUS infringed Australian Patent No. 2008323025 purportedly owned by Plaintiffs C. The relief sought by Plaintiffs C includes a declaration of infringement, injunctions restraining future acts of commercial exploitation by way of importing, offering to supply and supplying the relevant products; ancillary relief by way of delivery up for destruction of allegedly infringing product and pecuniary remedies by way of damages (including additional damages) or, at Hanwha’s election, an account of profits; and declarations and injunctions based on the misleading or deceptive conduct claim. It is expected that issues relating to pecuniary relief and their quantum will be separated and deferred for determination after the liability hearing. The FCA served Jinko AUS as the Respondent and the first case management hearing was held on April 12, 2019. The FCA heard the application, and made orders for the conduct of the proceeding at the first case management hearing, following which Jinko AUS submitted its defense and cross-claim to Plaintiffs C’s statement of claim on July 22, 2019. Shortly before the second case management hearing which was held on October 2, 2019, Plaintiffs C requested an amendment to Australian Patent No. 2008323025 (“Amendment Application”) on the stated basis of overcoming prior art relevant to validity and it also appeared that one of the amendments sought by Plaintiffs C was with a view to improving its position in relation to Jinko AUS’s defense to infringement. Plaintiffs C’s Amendment Application was opposed by Jinko AUS and the other Australian respondents and FCA directed Plaintiffs C to give discovery and produce documents in respect to the Amendment Application. The third case management hearing was held on December 13, 2019, after which Jinko AUS submitted particulars of opposition to the Amendment Application and requested for further and better discovery in respect to the Amendment Application. As a result, Hanwha subsequently dropped the amendment in relation to Jinko AUS’s defense to infringement and opposition to the remaining Amendment Application continued for some time but was ultimately not pursued by Jinko AUS and the other Australian respondents. The FCA granted Plaintiffs C’s Amendment Application on August 28, 2020. Following the order directed by FCA at the case management hearing held on November 16, 2020, Plaintiffs C’s has filed its infringement statement at FCA on December 17, 2020 and refers to certain testing undertaken in South Korea in 2018 prior to the commencement of the proceeding, and Jinko AUS has filed a precise non-infringement statement identifying the reasons why certain photovoltaic solar cells and modules supplied by Jinko AUS do not infringe Australian Patent No. 2008323025 on March 9, 2021. Since then, the parties have taken the various procedural steps required by the court’s directions in relation to infringement and validity claims and defences. The final was held from September 23 to 30 and October 10 to 14, 2022. Pursuant to the Patent Cross - License and Settlement Agreement entered into between Jiangxi Jinko and Hanwha Solutions Corporation and its affiliates dated June 2, 2023, Jinko AUS and Hanwha Q CELLS Plaintiffs filed the Notice of Discontinuance dated June 23, 2023, which was acknowledged by the court on June 26, 2023.

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

On June 24, 2019, Jinko filed with the European Patent Office a Notice of Intervention in the opposition proceeding regarding the validity of the EP 2 220 689. On March 25 and March 26, 2021, the opposition oral hearing regarding the validity of the EP2 220 689 was held before the European Patent Office. During the hearing, the European Patent Office held that the EP2 220 689 was maintained in amended form. An additional hearing was held on September 28 and 29, 2022, during which the opposition division finally decided to uphold the patent with the limited claims and an amended version of the patent description. Currently, the European Patent Office has not yet issued its decision including the grounds in writing. Following the Patent Cross - License and Settlement Agreement entered between Jiangxi Jinko and Hanwha Solutions Corporation and its affiliates dated June 2, 2023, JinkoSolar GmbH filed the request for withdrawal of the opposition on June 26, 2023 which the European Patent Office acknowledged on the same day.

Arbitration filed by Spanish customers

On May 7, 2021, one of the company’s Spanish customers (the “Spanish Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 26251/JPA) against Jiangxi Jinko in connection with dispute arising out of a PV Module Sales Contract entered into in August, 2020 (“Contract”). In the Request, the Spanish Customer’s claims are based on (1) Jiangxi Jinko’s alleged breaches of the Contract by being unable to deliver the goods at the initially agreed shipping dates and price; (2) the subsequent termination of the Contract by the Spanish Customer; (3) alleged replacement purchases the Spanish Customer has made to replace the goods originally ordered from Jiangxi Jinko; and (4) alleged further costs and other indirect damages purportedly incurred by the Spanish Customer as a consequence of Jiangxi Jinko ‘s alleged breaches and relating to the PV plant in Australia for which the goods had been intended. On July 21, 2021, Jiangxi Jinko submitted the Answer to the Request and Counterclaim, denying that the Spanish Customer is entitled to the relief it requests and raising a counterclaim for damages its loss of profit as well as wasted costs expended in reliance on the performance of the Contract. On January 28, 2022, the tribunal confirmed the Terms of Reference and Procedural Order No.1 signed by the Spanish Customer and Jiangxi Jinko, according to which, except any extension granted by the tribunal, (1) the Spanish Customer will submit Statement of Claim before April 6, 2022 and Jiangxi Jinko will submit Statement of Defense and Counterclaim before June 6, 2022, (2) the Spanish Customer will submit Statement of Reply and Defense to Counterclaim before September 6, 2022, Jiangxi Jinko will submit Statement of Rejoinder and Reply on Counterclaim before November 4, 2022 and the Spanish Customer will submit Rejoinder on Counterclaim before December 19,2022, (3) the hearing will be held during the week of April 17, 2023. On April 6, 2022, the Spanish Customer submitted Statement of Claim, which maintained the claims as the Request and additionally claimed the legal interest accrued on the amounts requested. On June 6, 2022, Jiangxi Jinko rejected the claims and brought the counterclaim for the wrongful termination in its submission of Statement of Defense and Counterclaim. On September 6, 2022, the Spanish Customer submitted Statement of Reply and Defense to Counterclaim to maintain its positions. On November 4, 2022, Jiangxi Jinko repeatedly denied the claims and claimed for the damgas in its submission of Statement of Rejoinder and Reply on Counterclaim. On December 19, 2022, the Spanish Customer submitted Rejoinder on Counterclaim. The hearing took place from April 18 to 19, 2023 in Madrid. In June 2023, the Spanish Customer and Jiangxi Jinko entered into a settlement agreement (the “Settlement Agreement”), pursuant to which, both parties further entered into a PV Module Sales Contract (the “Sales Contract”) regarding approximatly 325MW PV modules, and mutually agreed that Jiangxi Jinko shall provide a rebate in the form of a credit note in the amount of US$8.5 million (the “Rebate Amount”) to the Spanish Customer in relation to the goods to be purchased under the Sales Contract. The Rebate Amount shall be deducted proportionally from each payment of the purchase price of the Sales Contract. On September 13, 2023, the tribunal ordered the termination of the proceedings upon both parties’ mutual consent.

Arbitration filed by Indian customers

On June 17, 2022, one of the company’s Indian customers (the “Indian Customer”) submitted a Request for arbitration at International Chamber of Commerce (Case No. 27085/OSI) against Jiangxi Jinko in connection with dispute arising out of a project module supply agreement entered into in May 2017 (“Supply Agreement”). The Indian Customer further submitted Statement of Claim on December 9, 2022, in which the Indian Customer confirmed it does not pursue its claims requiring Jiangxi Jinko to repair or replace relevant modules under the warranty certificate and amended the amount of damages as follows: (i) delay Liquidated Damages in the amount of US$363.3 million; (ii) costs arising from or in connection with the construction / installation of 32MW of additional capacity for the purpose of making up alleged shortfall in the performance of the plant due to allegedly deficient and/or defective modules in the amount of US$14.1 million; and (iii) liquidated damages levied against the EPC Contractor by the owner of the plant in the amount of US$14.6 million, together totalling US$392.0 million. Jiangxi Jinko submited Statement of Defence and Counterclaim on March 10, 2023, strongly defending itself and claiming that the Indian Customer failed to pay the invoices amounting to US$5.3 million. On May 22, 2023, the Indian Customer submitted Reply and Defence to Counterclaim. On June 23, 2023, Jiangxi Jinko submitted Rejoinder to Reply to Defence to Statement of Claim and Reply to Defence to Counterclaim. On June 27, 2023, the Indian Customer submitted Rejoinder to Reply to Defence to Counterclaim. On September 8, 2023, Jiangxi Jinko submitted Surrejoinder to Rejoinder to Reply to Defence to Counterclaim. On October 6, 2023, the Indian Customer submitted Rebutter to Surrejoinder to Rejoinder to Reply to Defence to Counterclaim. On November 9, 2023, Jiangxi Jinko sent a sealed offer to the Indian Customer which was accepted by the Indian Customer and its related parties of the present arbitration on November 15, 2023. Accordingly, Jiangxi Jinko paid a total of US$30,540,793.40 by December 13, 2023, and the Sealed Offer was made in full and final settlement of (1) all of the Indian Customer’s claims and Jiangxi Jinko’s counterclaims as set out in the present arbitration, and (2) all claims that the Indian Customer (or any of its related parties of the present arbitration) has against Jiangxi Jinko (or any of its affiliates): (i) under or in connection with the Supply Agreement and the related warranty certificate; (ii) under or in connection with the module supply agreement relating to the 32MW additional modules; and (iii) in relation to the power project underlying the Supply Agreement. On December 15, the tribual issued an order for Discontinuance of the Arbitration upon both parties’ mutual consent. Pursuant to the Order declared by the tribunal, the Company fully settled the amount of US$30.5 million (equivalents to RMB 216 million) in the fourth quarter of 2023.

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

Fair value change in forward contracts and foreign exchange options

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign exchange forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within “Change in fair value of foreign exchange forward contracts” in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD 560 million and USD870 million, EUR250 million and EUR170 million, JYP2,000 million and nill as of December 31, 2022 and 2023, respectively. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument. The Company recorded a gain of RMB164 million and a loss from change in fair value of foreign exchange forward contracts of RMB389 million during the year of 2022 and 2023, respectively. The change was primarily due to the appreciation of the U.S. dollars against the RMB during the year of 2022 and 2023.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The Company entered into USD foreign exchange option contracts with a total notional value of USD120 million, USD65 million and USD520 million, and sold USD foreign exchange option contracts with a total notional value of USD90 million, USD50 million and USD500 million during the years ended December 31, 2021, 2022 and 2023, respectively. The Company entered into EUR foreign exchange option contracts with a total notional value of nil, EUR50 million and nil, and sold EUR foreign exchange option contracts with a total notional value of nil, EUR50 million and nil during the years ended December 31, 2021, 2022 and 2023, respectively. These foreign exchange options mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the foreign exchange options. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3.

The foreign exchange option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income. The fair value change was a gain of RMB19 million, a loss of RMB4 million and a gain of RMB 74.6 million for the year ended December 31, 2021, 2022 and 2023, respectively.

Short term investments

The Company purchased equity linked notes whose fair value directly linked to the share price of a designated A share listo in China.

Equity securities applying fair value option

The fair value of equity securities applying fair value option is measured using Level 2 inputs within the fair value hierarchy. In determining the fair value, the Company adopted previous transaction method under market approach, which allows an entity to solve for its implied aggregate equity value by considering its recent arm’s length equity transactions. The Group irrevocably elected fair value option to initially and subsequently measure one of its investments in its entirety at fair value with changes in fair value recognized in earnings, and recorded change in fair value with the amount of RMB102 million and RMB50 million for the year ended December 31, 2022 and 2023, respectively (Note 12).

Equity securities with readily determinable fair value

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. Equity securities classified within Level 1 are valued using quoted market prices that are currently available.

Available-for-sale securities

The Group’s available-for-sale securities represents the two-year puttable bond purchased from JinkoPower in 2022 (Note 12) and investments in debt securities. In determining the fair value of the puttable bond, the Company adopted the discounted cash flow method, which requires management to use unobservable inputs such as discount rate based on yield-to-maturity of comparable bonds in market and RMB risk free rate. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions. In determining the fair value of the investments in private companies, the Company adopted previous transaction method under market approach, which allows an entity to solve for its implied aggregate equity value by considering its recent arm’s length equity transactions. For the year ended December 31, 2021, 2022 and 2023, unrealized gain on the available-for-sale securities amounted to nil, RMB10million and RMB19 million which was reported in other comprehensive income, respectively.

Convertible Senior Notes and Call Option

The Company has adopted valuation models to assess the fair value for Call option and the Notes, as the Call option is not publicly traded and the trading of the Notes is considered inactive. Management is responsible for determining these fair values and assessing a number of factors. The Notes is valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price and expected share volatility are most significant to valuation determination of convertible debt. The Call option is valued using the Black-Scholes Model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Black-Scholes Models for call option fair value are: call option price, spot price, exercise price, expected dividend yield, risk-free interest rate and time to maturity, of which spot price and exercise price are most significant to valuation determination of call option. The Company recorded loss from change in fair value of convertible senior notes and call option of RMB12 million and RMB31million during the year of 2022 and 2023, respectively.

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

Financial liabilities measured at fair value

As disclosed in Note 22, in 2023, the Group established Trusts with a group of financial institutions for the issuance of Jiangxi Jinko’s convertible notes held by Paker. As of December 31, 2023, the financial institutions have accumulatively subscribed trust units with a total consideration of RMB 668 million which was recorded as financial liabilities at fair value with changes in fair value recognized in earnings. No change in fair value was recorded for the year ended December 31, 2023.

In addition, as disclosed in Note 2(b), in 2023, the Group established and consolidated limited parternships as the general partner for investments in private companies in solar industry. Investments made by external limited partners were recorded as financial liabilities at fair value with changes in fair value recognized in earnings. No change in fair value was recorded for the year ended December 31, 2023.

As of December 31, 2022 and 2023, information about the hierarchy of the fair value measurements for the Company’s assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows (RMB in thousands, except for inputs):

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2022	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Foreign exchange forward contracts- receivable	119,625	—	119,625	—
Equity securities applying fair value option	178,871	—	—	178,871
Available-for-sale securities – current	104,499	—	—	104,499

Liabilities:
Convertible senior notes	1,070,699	—	—	1,070,699
Foreign exchange forward contracts- payable	59,911	—	59,911	—
Foreign exchange options	3,226	—	—	3,226

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2023	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short term investments - equity linked notes	48,875	48,875	—	—
Foreign exchange forward contracts- receivable	103,100	—	103,100	—
Equity securities applying fair value option	228,706	—	—	228,706
Available-for-sale securities – non-current	104,134	—	—	104,134
Equity securities with readily determinable fair value	330,414	330,114	—	—

Liabilities:
Convertible senior notes	782,969	—	—	782,969
Foreign exchange forward contracts- payable	25,307	—	25,307	—
Foreign exchange options	1,159	—	—	1,159
Financial liabilities measured at fair value(current and non-current portion)	831,333	—	—	831,333

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance on January 1,	1,831,612	1,098,736	1,070,699
Foreign exchange loss/(gain)	(8,560)	60,038	(54,377)
Change in fair value of convertible senior notes loss/(gain)	(327,762)	12,083	84,669
Change in the instrument-specific credit risk gain	(56,224)	(100,158)	(70,732)
Conversion of convertible senior notes	(340,330)	—	(247,290)
Balance on December 31,	1,098,736	1,070,699	782,969

A summary of changes in Level 3 fair value of available-for-sale securities – current for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance on January 1,	—	—	104,499
Addition	—	100,000	—
Interest accrual	—	3,526	1,974
Settlement of puttable bond	—	—	(105,500)
Change in fair value	—	973	(973)
Balance on December 31,	—	104,499	—

A summary of changes in Level 3 fair value of available-for-sale securities - non-current for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance on January 1,	—	—	—
Addition	—	—	85,000
Change in fair value	—	—	19,134
Balance on December 31,	—	—	104,134

A summary of changes in Level 3 fair value of equity securities applying fair value option for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance on January 1,	—	—	178,871
Addition	—	77,000	—
Change in fair value	—	101,871	49,835
Balance on December 31,	—	178,871	228,706

A summary of changes in Level 3 fair value of call option for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance on January 1,	756,929	—	—
Issuance of call options	—	—	—
Foreign exchange gain	251	—	—
Change in fair value of call options gain	(136,121)	—	—
Settlement of call options	(621,059)	—	—
Balance on December 31,	—	—	—

A summary of changes in Level 3 fair value of foreign exchange options for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance on January 1,	(12,924)	(2,659)	(3,226)
Addition of foreign exchange options	(8,544)	3,596	(72,240)
Change in fair value of foreign exchange options gain/(loss)	18,809	(4,163)	74,307
Balance on December 31,	(2,659)	(3,226)	(1,159)

A summary of changes in Level 3 fair value of rate swap derivative for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance on January 1,	—	12,294	—
Change in fair value of interest rate swap	—	—	—
Change in fair value of interest rate swap cash flow hedges	12,294	—	—
Cash settlement	—	(12,294)	—
Balance on December 31,	12,294	—	—

A summary of changes in Level 3 fair value of guarantee liabilities for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance on January 1,	57,332	12,142	—
Additions	—	—	—
Amortization	(6,365)	—	—
Cancellation	(38,825)	(12,142)	—
Balance on December 31,	12,142	—	—

A summary of changes in Level 3 fair value of financial liabilities measured at fair value for the year ended December 31, 2021, 2022 and 2023 were as follows (RMB in thousands):

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance on January 1,	—	—	—
Additions	—	—	830,540
Profit distribution	—	—	793
Balance on December 31,	—	—	831,333

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows (RMB in thousands):

			Type of derivatives
									Equity
	Foreign	Foreign					Available-	Available-	securities
For the year	exchange	exchange			Foreign		for-sale	for-sale	applying
ended	forward -	forward -	Convertible		exchange	Financial	securities	securities	fair value
December 31,	realized	unrealized	senior notes	Call Option	Options	liabilities	-current	non-current	option	Total
2021	393,523	(104,643)	327,762	(136,121)	18,809	—	—	—	—	499,330
2022	(150,538)	(13,818)	(12,083)	—	(4,163)	—	973	—	101,871	(77,758)
2023	(407,245)	18,079	(31,188)	—	74,307	—	(973)	19,134	49,835	(278,051)

Significant unobservable inputs

The significant unobservable inputs adopted in the valuation of Level 3 instruments as of December 31, 2023 are as follows:

Unobservable inputs of convertible senior notes
Expected volatility	61.53%
Risk free interest rate	5.11%
Discount rate	24.36%

Unobservable inputs of available-for-sale securities - non-current
Expected volatility	50.60%
Risk free interest rate	2.3%

Unobservable inputs of equity securities applying fair value option
Expected volatility	33.6%
Risk free interest rate	2.1%

Unobservable inputs of foreign exchange option
Expected volatility	5.44% - 6.92%
Risk free interest rate	2.08%

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

Restricted net assets were RMB20,652 million representing 62% of the Company’s total consolidated net assets as of December 31, 2023.

31.    SUBSEQUENT EVENTS

Subsequently in February 2024, the Group consummated its disposition of Xinjiang Jinko, a wholly-owned subsidiary of Jiangxi Jinko, and recognized income related to the disposition with the amount of RMB1.2 billion.

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

	For the year ended December 31
	2021	2022	2023
	RMB	RMB	RMB	USD
				(note 2 (al))
	(RMB in thousands)
Net revenue	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating expenses	(6,150)	(593,204)	(590,323)	(83,145)

Other income, net	1,737	—	—	—

Loss from operations	(4,413)	(593,204)	(590,323)	(83,145)

Share of income from subsidiaries and affiliates	512,873	1,264,720	4,055,054	571,142

Interest income/(expenses), net	36,613	(19,867)	3,414	481
Exchange gain/(loss)	(14,085)	(18,586)	10,831	1,526
Change in fair value of convertible senior notes and call option	191,641	(12,083)	(31,188)	(4,393)
Income before income taxes	722,629	620,980	3,447,788	485,611
Income tax expenses	(1,611)	(474)	(345)	(49)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	721,018	620,506	3,447,443	485,562

Condensed balance sheets:

	December 31, 2022	December 31, 2023
	RMB	RMB	USD
			(note 2 (al))
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalent	492,440	414,689	58,408
Due from subsidiaries	728,019	380,447	53,585
Due from related parties	3,454	—	—
Other current assets	1,671	1,637	231
Total current assets	1,225,584	796,773	112,224
Investments in subsidiaries	16,189,323	20,354,397	2,866,855
Total assets	17,414,907	21,151,170	2,979,079

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	—	25,829	3,638
Short-term borrowings	—	179,425	25,271
Convertible senior notes	—	782,969	110,279
Other current liabilities	6,973	6,513	917
Total current liabilities	6,973	994,736	140,105
Convertible senior notes	1,070,699	—	—
Total liabilities	1,077,672	994,736	140,105

Shareholders’ equity:
Ordinary shares (USD $0.00002 par value, 500,000,000 shares authorized, 204,135,029 and 209,920,447 shares issued as of December 31, 2022 and December 31, 2023, respectively, 201,189,189 and 208,560,447 shares outstanding as of December 31, 2022 and December 31, 2023, respectively)	28	29	4
Additional paid-in capital	9,912,931	10,738,376	1,512,469
Accumulated other comprehensive loss	217,563	359,584	50,646
Treasury stock, at cost; 2,945,840 and 1,360,000 ordinary shares as of December 31, 2022 and December 31, 2023	(43,170)	(79,282)	(11,167)
Retained earnings	6,249,883	9,137,727	1,287,022
Total shareholders’ equity	16,337,235	20,156,434	2,838,974

Total liabilities and shareholders’ equity	17,414,907	21,151,170	2,979,079

The current balances of due from subsidiaries represented loans to its subsidiaries which are expected to be collected within twelve months.

Other current liabilities represented accrual for unpaid convertible senior notes interest and professional service fees.

Condensed cash flow:

Condensed statements of cash flows:

	For the year ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	USD
				(note 2 (al))
	(RMB in thousands)
Cash flows from operating activities:
Net income	721,018	620,506	3,447,443	485,562
Adjustments to reconcile net income to net cash used in operating activities:
Sharebase compensation charges	—	579,368	582,596	82,057
Change in fair value of convertible senior notes	(327,762)	12,083	31,188	4,393
Change in fair value of call option	136,121	—	—	—
Share of income from subsidiaries	(512,873)	(1,264,720)	(4,055,054)	(571,142)
Exchange gain/(loss)	14,085	18,586	(10,831)	(1,526)
Changes in operating assets and liabilities:
Decrease in due from subsidiaries	6,088	1,465,778	(206,412)	(29,073)
Decrease in due from a related party	—	3,292	3,454	486
(Increase)/decrease in other current assets	165	(1,279)	34	5
Decrease in other non-current assets	11,181	—	—	—
Increase/(Decrease) in due to subsidiaries	(117)	(1,445,183)	25,829	3,638
Decrease in due to a related party	—	(12,142)	—	—
Increase/(decrease) in other current liabilities	1,978	(6,403)	(460)	(65)
Net cash provided by/(used in) operating activities	49,884	(30,114)	(182,213)	(25,665)

Cash flows from investing activities:
Cash collection for loans from subsidiaries	—	735,673	553,984	78,027
Cash paid for loans to subsidiaries	(1,262,124)	(289,620)	—	—
Net cash used in investing activities	(1,262,124)	446,053	553,984	78,027

Cash flows from financing activities:
Proceeds from exercise of share options	10,185	5,024	—	—
Proceeds from exercise of call option	621,059	—	—	—
Proceeds from issuance of ordinary shares	641,065	—	—	—
Repurchase of shares	—	—	(79,282)	(11,167)
Proceeds from bank borrowings	—	—	179,425	25,271
Dividend distribution	—	—	(559,599)	(78,818)
Net cash provided by/(used in) financing activities	1,272,309	5,024	(459,456)	(64,714)

Effect of foreign exchange rate changes on cash and cash equivalents	(44,809)	36,710	9,934	1,399

Net increase/(decrease) in cash and cash equivalents	15,260	457,673	(77,751)	(10,951)
Cash and cash equivalents, beginning of year	19,507	34,767	492,440	69,359

Cash and cash equivalents, end of year	34,767	492,440	414,689	58,408

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	1,169	—	—	—
Conversion of convertible senior notes to ordinary shares	340,330	—	247,290	34,830
Transfer receivable due from subsidiaries to investments in subsidiaries	—	1,160,000	—	—

For the years ended December 31, 2021, 2022 and 2023, no cash dividend was paid to the Company by its consolidated subsidiaries, unconsolidated subsidiaries, nor 50% or less owned persons accounted for by the equity method.

For the years ended December 31, 2023, the board of directors of the Company declared a cash dividend of US$0.375 per ordinary share, or US$1.50 per American Depositary Share (the “ADS”). The total amount of cash to be distributed for the dividend was US$79 million (equivalents to RMB 560 million).