Form 20-F
period 2024-12-31
JinkoSolar Holding Co., Ltd.
filed 2025-04-29
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

205,351,057 ordinary shares, excluding 55,836 ADSs representing 223,346 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes, and 5,574,244 ordinary shares as treasury stock, as of December 31, 2024.

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

- i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“Company” refers to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company;
●	“we,” “us,” “our company,” “our” or “JinkoSolar” refers to JinkoSolar Holding Co., Ltd. and its consolidated subsidiaries; in the context of describing activities, “we,” “us,” “our company,” “our” or “JinkoSolar” refers to the consolidated subsidiaries of JinkoSolar Holding Co., Ltd.;
●	“2014 Equity Incentive Plan” refers to the 2014 Equity Incentive Plan adopted on August 18, 2014;
●	“2022”, “2023” and “2024” refers to our fiscal years ended December 31, 2022, 2023 and 2024, respectively;
●	“2021 Equity Incentive Plan” refers to the 2021 Equity Incentive Plan adopted on March 5, 2021;
●	“2022 Equity Incentive Plan” refers to the 2022 Equity Incentive Plan adopted on February 14, 2022;
●	“2023 Equity Incentive Plan” refers to the 2023 Equity Incentive Plan adopted on January 5, 2023;
●	“ADSs” refers to American depositary shares issued by JinkoSolar Holding Co., Ltd., and “ADRs” refers to the American depositary receipts evidencing the ADSs;
●	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of Directive 2004/108/EC of the European Union and EN 61000-6-3:2001+A11:2004 and EN 61000-6-1:2001 standards;
●	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC 61215:2005 and IEC 617302:2004 standards;
●	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;
●	“EPC” refers to engineering, procurement and construction;
●	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;
●	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;
●	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;
●	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;
●	“Haining Jinko” refers to Jinko Power Technology (Haining) Co., Ltd, one of our majority-owned subsidiaries in the PRC;
●	“Jiangxi Desun” refers to Jiangxi Desun Energy Co., Ltd., an entity in which our founders and substantial shareholders, Xiande Li, Kangping Chen and Xianhua Li, each holds more than 10%, and collectively hold 73%, of the equity interest;
●	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC, whose shares are listed on the STAR Market of the Shanghai Stock Exchange, in which we own approximately 58.59% equity interest;

●	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our majority-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;
●	“JinkoPower” refers to Jinko Power Technology Co., Ltd., formerly known as Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries, and its subsidiaries;
●	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;
●	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;
●	“JPY” refers to Japanese Yen;
●	“kV” refers to kilovolts;
●	“local grid companies” refers to the subsidiaries of the State Grid in China;
●	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;
●	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;
●	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;
●	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;
●	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;
●	“PV” refers to photovoltaic;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;
●	“STAR Market” refer to the Sci-Tech Innovation Board of Shanghai Stock Exchange;
●	“State Grid” refers to State Grid Corporation of China and the local grid companies;
●	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;
●	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;
●	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;
●	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;
●	“Yuhuan Jinko” refers to Yuhuan Jinko Solar Co., Ltd., one of our majority-owned subsidiaries in the PRC; and

●	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC and one of our majority-owned subsidiaries.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2022, 2023 and 2024 and as of December 31, 2023 and 2024.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2993 to US$1.00, the noon buying rate in effect as of December 31, 2024. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 25, 2025, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB7.2864 to US$1.00.

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

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. For example, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure on July 30, 2021, which took effect on September 1, 2021. This regulation requires, among others, certain competent authorities to identify critical information infrastructures. The State Council of the PRC promulgated the Administrative Regulations on Cyber Data Security on September 24, 2024, which took effect on January 1, 2025. This regulation sets forth different scenarios under which data processors would be required to apply for cybersecurity review. In addition, the Cybersecurity Administration of China, or the CAC, and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Measures for the Security Assessment of Data Cross-border Transfer, or the Security Assessment Measures for Data Provision Abroad, which became effective on September 1, 2022. In accordance with the Security Assessment Measures for Data Provision Abroad, a data processor should apply to the CAC for a security assessment under certain circumstances. We believe that these regulations have little impact on us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulations.

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

Cash Flows through Our Organization

The cash transfers within our organization are generally made in the following manners: (i) the Company transfers cash to its subsidiaries by way of providing loans, making capital contributions and providing operating cash, and (ii) the Company’s subsidiaries transfer cash to the Company by way of repayment of loans and repayment of operating cash due to the Company. Other than cash transfers, no transfer of other assets has occurred between the Company and its subsidiaries. The following table presents cash transfers between the Company and its subsidiaries for 2022, 2023 and 2024:

	2022	2023	2024

	(RMB in thousands)
Cash transfers from the Company to its subsidiaries
- loans to subsidiaries	289,620	—	—
- providing operating cash to subsidiaries	—	180,583	—

Cash transfers from subsidiaries to the Company
- repayment of operating cash due to Company	20,595	—	—
-loans to Company/repayment of loans due to Company	735,673	553,984	633,977
-dividend payments to Company	—	—	550,880

In 2022 and 2023, the Company’s subsidiaries did not make any dividend or distribution to the Company. In June 2024, JinkoSolar Investment Limited, a Hong Kong subsidiary, made dividend payments in an aggregate amount of RMB1,161 million to the Company. Pursuant to the PRC Enterprise Income Tax Law and Implementation Regulations for the Corporate Income Tax Law (the “CIT Law”), a withholding tax rate of 10% would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends. The Cayman Islands, where the holding company is incorporated, does not have such a tax treaty with China. The CIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the CIT Law.

We paid a cash dividend of US$78.7 million and US$76.8 million to the holders of our ordinary shares or ADSs in December 2023 and August 2024, respectively. As an offshore holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net profits each year to fund a statutory surplus reserve which are no less than 10% of their net profits each year until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 4. Information on the Company—B. Business Overview—Regulation—Taxation” for more details.

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

Summary of Risk Factors

●	Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.
●	The reduction, modification, delay or elimination of government subsidies and other economic incentives in solar energy industry may reduce the profitability of our business and materially adversely affect our business.

●	We require a significant amount of cash to fund our operations and future business developments. If we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.
●	The oversupply of solar cells and modules in the solar industry may cause substantial downward pressure on the prices of our products and reduce our revenue and earnings.
●	We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our business and operations abroad may be adversely affected and our ability to maintain, develop and expand our business abroad may be restricted.
●	We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.
●	Changes in United States and China relations and related regulations and policies (including tariffs), as well as rising global geopolitical tensions, may adversely impact our business, our operating results, the continued listing of our ADSs on the NYSE, our ability to raise capital, as well as the market price and liquidity of our ADSs more generally.
●	Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.
●	We may not be able to obtain sufficient raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.
●	The loss of, or a significant reduction in orders from, any of our customers could significantly reduce our revenue and harm our results of operations.
●	We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.
●	Prepayment arrangements to our suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.
●	Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.
●	Shortage or disruption of electricity supply may adversely affect our business.
●	Our long-term investment which accounted for using fair value option is subject to uncertainties in accounting estimates. Fluctuations in the changes in fair value of these assets would affect our financial results.
●	Our substantial indebtedness could adversely affect our business, financial condition and results of operations.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.
●	The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	Changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially adversely affect our competitive position.

●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise impact or restrict our certainty to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.
●	The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, which could impose uncertainty on our capital raising activities.

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in June 2016, the FIT in China for utility-scale projects was significantly reduced. As a result, subsequent to a strong demand in the first half of 2016, the domestic market was almost frozen while the competition in the global market also intensified in the second half of 2016. In 2022, the energy intensity exacerbated the supply shortage and rising prices of silicon materials in the industry, which affected the demand and prices of solar modules. In 2023, the increase in Federal Reserve interest rates caused volatility in financing cost and investment return rate for PV projects, which in turn affected the global PV market conditions. The current international political climate, including existing and potential changes to U.S.-China trade and tariffs policies, has resulted in uncertainty surrounding the future of the global economy. Moreover, several countries and regions, such as the United States, the European Union and India, are actively developing domestic solar supply chains, which may lead to reduced demand for solar products imported from China and negatively affect our business. In 2024, the ongoing imbalance between supply and demand led to a decline in supply chain prices during the year. As a result, the average selling price of our solar modules in 2024 decreased by over 30% as compared to that in 2023.

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

We believe that market demand for solar power and solar power products in the near term will continue to substantially depend on the availability of government incentives because the cost of solar energy currently exceeds, and is expected to continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy. Examples of government sponsored financial incentives to promote solar energy include subsidies from the central and local governments, preferential tax rates and other benefits. The availability and size of such subsidies and incentives depend, to a large extent, on policy developments relating to environmental concerns and broader macroeconomic factors. Moreover, government incentive programs are expected to gradually decrease in scope or be discontinued as solar power technology improves and becomes more affordable relative to other types of energy. Negative public or community response to solar energy projects could adversely affect the government support and approval of solar energy businesses. Adverse changes in government regulations and policies related to solar energy industry and their implementation, especially those concerning economic subsidies and incentives, could significantly reduce the profitability of our business and materially adversely affect the state of the industry.

We received government grants totaling RMB1.09 billion, RMB1.18 billion and RMB2.45 billion (US$335.5 million) for 2022, 2023 and 2024, respectively, which included government grants for our production scale expansion, technology upgrades and export market development. However, we cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all.

As a substantial part of our operations are in the PRC, the policies and regulations adopted by the PRC government towards the solar energy industry are important to the continued success of our business. Although there has been regulatory support for solar power generation in recent years, such as through subsidies, preferential tax treatment and other economic incentives, future government policies may not remain as supportive. The PRC central government may reduce or eliminate existing incentive programs for economic, political, financial or other reasons. In addition, the provincial or local governments may delay the implementation or fail to fully implement central government regulations, policies or initiatives. Until the solar energy industry becomes commercially profitable without subsidies, any significant reduction in the scope of or discontinuation of government incentive programs in the PRC could materially and adversely affect market demand for our products and negatively impact our revenue and profitability.

Besides the PRC, various foreign governments have used policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources, including countries in Europe, notably Italy, Germany, France, Belgium and Spain; certain Asian countries, including Japan, India and South Korea; countries in North America, such as the United States and Canada; as well as Australia. Examples of government-sponsored financial incentives to promote solar power include capital cost rebates, FIT, tax credits, net metering and other incentives targeted at end-users, distributors, project developers, system integrators and manufacturers of solar power products.

Governments in these countries may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs, for instance, may result in a significant decline in the price of and demand for solar power and solar power products. Some countries, such as China, Germany, Italy, Spain and Canada, have already reduced or eliminated subsidies in recent years. In May 2018, the National Development and Reform Commission of China (the “NDRC”), the Ministry of Finance and the National Energy Administration in China (the “NEA”) issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and significantly reducing FIT. In addition, the German market, which represents a major part of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market, achieved its first grid parity projects in 2020, marking a significant shift towards a subsidy-free market. Furthermore, starting from 2011, major export markets for solar power and solar power products, such as Japan, Germany, Italy, Spain and the United Kingdom, continued to reduce their FIT as well as other incentive measures. For example, according to the Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry of Japan, between 2012 and 2024, the Japanese government reduced its FIT (per kWh) from JPY40 to JPY16 for projects below 10 kW, from JPY42 to JPY10 for certain projects between 10 kW to 50 kW, and to JPY9.2 for ground-mounted projects above 50 kW, and will further reduce its FIT in 2025.

In 2024, we generated 66.2% of our total revenue from overseas markets outside China, with the Americas, Asia Pacific (excluding China, and including Hong Kong and Taiwan) and Europe contributing 24.4%, 1.9% and 14.8% of our total revenue, respectively. As a result, any significant reduction in the scope of or discontinuation of government incentive programs in overseas markets, especially where our major customers are located, could result in a decline in demand for our products and, therefore, have a material adverse effect on our results of operations, financial position and business prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of the ADSs.

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

Our working capital was RMB14.38 billion (US$1.97 billion) as of December 31, 2024. Our management believes that our cash position as of December 31, 2024, the cash expected to be generated from our operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report.

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

In 2022, 2023 and 2024, we generated 58.1%, 61.7% and 66.2%, respectively, of our total revenue from sales outside China. We also operate manufacturing facilities in the United States and Vietnam. In January 2018, we entered into a master solar module supply agreement (the “Master Agreement”) with NextEra Energy, Inc., or NextEra. Under the Master Agreement, as amended in March 2018, we agreed to supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with the Master Agreement, we established our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and reached full production capacity of 400 MW in the first half of 2019. Our 7 GW monocrystalline silicon wafer plant in Vietnam commenced production in the first quarter of 2022 and reached full production capacity in the third quarter of 2022. We continued to invest in increasing N-type production capacity overseas in 2023. In addition, to further enhance our global manufacturing capabilities, in July 2024 we entered into a shareholder agreement to form a joint venture with Renewable Energy Localization Company and Vision Industries Company in Saudi Arabia to build and operate a 10 GW local manufacturing facility for high-efficiency solar cells and solar modules. The facility is expected to be in operation in the second half of 2026.

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

The U.S. government has recently issued a series of legislations and/or orders that may restrict the import of our products into the United States. These legislations and/or orders include (a) the Withhold Release Order against Hoshine Silicon Industry Co. Ltd. (“Hoshine WRO”), issued by U.S. Customs and Border Protection (“CBP”) on 24 June 2021, which instructed personnel at all U.S. ports of entry to immediately begin detaining relevant products; and (b) the Uyghur Forced Labor Prevention Act (the “UFLPA”), introduced in December 2021, which further strengthened U.S. laws on forced labor by prohibiting the import and entry of relevant goods made in China. Due to impact of Hoshine WRO and UFLPA, some of our products imported into the United States may be detained by CBP from time to time. We have submitted documents requested by CBP for the admissibility of the detained shipments. After reviewing our submissions, CBP progressively released the detained shipments and has consistently admitted a large volume of our shipments to the United States. However, there is no assurance our products will not be detained by CBP under Hoshine WRO or UFLPA, or due to similar or other regulatory developments, which could restrict our ability to sell into the U.S. market.

We do not tolerate any use of forced labor, whether in our own manufacturing facilities or, to the best of our knowledge, throughout our supply chain. We monitor our manufacturing facilities to ensure no forced labor is used. Our direct sales to the U.S. market accounted for 4.3%, 8.5% and 18.1% of our total revenues in 2022, 2023 and 2024, respectively. Given the fact that we had a manufacturing facility in Xinjiang in the past, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in the manufacturing of our products or in our supply chain and, put our facilities or their affiliate companies on the list of entities to be issued pursuant to UFLPA. In February 2024, we completed the disposal of 100% equity interest in Xinjiang Shibang Solar Energy Technology Co., Ltd. (formerly known as Xinjiang Jinko Solar Co., Ltd.), and no longer have any business operations in Xinjiang. Furthermore, under the impact of Hoshine WRO and UFLPA, importation of our products to the United States may be partially or entirely suspended or blocked. Either of these types of regulatory or legislative action would adversely affect our business, financial condition and results of operations.

In addition to the actions taken or being considered by the U.S. government as discussed above, there is a growing concern regarding the alleged used of forced labor issue in the XUAR in the European Union, Canada, Australia, Japan and certain other countries. For example, on January 1, 2024, the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Canada Supply Chains Act”), Canada’s new supply chain transparency law, came into effect, which amends Canada’s Customs Tariff to allow for a prohibition on the importation of goods manufactured or produced, in whole or in part, by forced labour or child labour as those terms are defined in the Canada Supply Chains Act. On April 23, 2024, the European Parliament adopted a legislative resolution on prohibiting products manufactured by forced labor on the union market. On November 19, 2024, the Council of the EU formally adopted the EU’s Forced Labor Regulation. On July 5, 2024, the Directive on Corporate Sustainability Due Diligence entered into force. The aim of such directive is to foster sustainable and responsible corporate behavior in companies’ operations and across their global value chain. These new legislations or regulatory actions impose additional restrictions or requirements on importation of goods that are produced or manufactured, wholly or in part, in the XUAR, which may adversely affect our business and operation in these regions.

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

Our direct sales to the U.S. market accounted for 4.3%, 8.5% and 18.1% of our total revenues in 2022, 2023 and 2024, respectively. In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. The U.S. Department of Commerce issued antidumping and countervailing duty orders in December 2012, with initial rates applicable to us set at 13.94% for anti-dumping and 15.24% for countervailing duties. These rates have been subject to numerous reviews and adjustments over the years, including administrative reviews resulting in varied final rates and compliance adjustments. The current anti-dumping deposit rate applicable to us after the tenth administrative review is 36.5%. The countervailing deposit rate applicable to us after the tenth administrative review is 9.07%. The eleventh administrative review was initiated in February 2024. As of the date of this annual report, the applicable anti-dumping duty rate for us in the eleventh administrative review is 238.95%. In February 2025, the U.S. Department of Commerce initiated the twelfth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. As of the date of this annual report, the twelfth administrative review was still ongoing, and therefore the final antidumping and countervailing duty rates applicable to us may be subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2021, the U.S. Department of Commerce announced the opportunity for interested parties to request the sixth administrative review and the due date for such request was the last day of February 2021. However, the sixth administrative review was not initiated. In March 2021, the U.S. Department of Commerce revoked, in part, the anti-dumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In April 2022, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The seventh administrative review of the anti-dumping duty order was rescinded, and we were not covered by the seventh administrative review of the countervailing duty order. The eighth administrative review (review period from February 1, 2022 to January 31, 2023) of the anti-dumping duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China was rescinded in July 2023 and the eighth administrative review of countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China was not initiated. In July 2023, the U.S. Department of Commerce revoked, in part, the anti-dumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In February 2024, the U.S. Department of Commerce announced the opportunity for interested parties to request the ninth administrative review and the due date for such request is the last day of February 2024. In April 2024, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. Such review is pending as of the date of this annual report, and therefore, the final anti-dumping rate applicable to us is subject to change. The ninth administrative review of countervailing duty orders with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China has not been initiated as of the date of this annual report. In September 2024, the U.S. Department of Commerce terminated the ninth administrative review of antidumping duties on CSPV modules assembled in China using CSPV cells produced outside the Chinese customs territory.

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

In April 2024, First Solar, Inc. and six other photovoltaic manufacturers submitted a petition to the U.S. Department of Commerce and the U.S. International Trade Commission (ITC), requesting the initiation of anti-dumping and countervailing duty investigations on photovoltaic products from four Southeast Asian countries. In May 2024, the U.S. Department of Commerce initiated anti-dumping (AD) and countervailing duty (CVD) investigations on crystalline silicon photovoltaic cells from four Southeast Asian countries: Malaysia, Vietnam, Thailand and Cambodia. We have actively responded to these investigations, providing the necessary documentation as required by the U.S. Department of Commerce. In April 2025, the U.S. Department of Commerce announced its final affirmative determinations in the anti-dumping duty investigations of crystalline photovoltaic cells, whether or not assembled into modules, from Cambodia, Malaysia, Thailand, and Vietnam. For Vietnam, we have been assigned an anti-dumping duty rate of 125.91% and a countervailing duty rate of 124.57%. After offsetting the subsidies, the adjusted anti-dumping duty rate applicable to us is 120.38%. For Malaysia, we have been assigned an anti-dumping duty rate of 8.59% and a countervailing duty rate of 38.38%. After offsetting the subsidies, the adjusted anti-dumping duty rate applicable to us is 1.92%.

In September, 2024, the U.S. Department of Commerce issued final determinations in the anti-dumping (AD) investigations on aluminum extrusions from China, Colombia, Ecuador, India, Indonesia, Italy, Malaysia, Mexico, South Korea, Thailand, Turkey, the United Arab Emirates, Vietnam, and Taiwan. Additionally, the U.S. Department of Commerce issued final determinations in the countervailing duty (CVD) investigations on aluminum extrusions from China, Indonesia, Mexico, and Turkey. In October, 2024, the U.S. International Trade Commission (ITC) voted to issue a negative final determination regarding material injury in the anti-dumping investigations of aluminum extrusions imported from China, Colombia, Ecuador, India, Indonesia, Italy, Malaysia, Mexico, South Korea, Thailand, Turkey, the United Arab Emirates, Vietnam, and Taiwan. The ITC determined that these products did not cause material injury or threat of material injury to the U.S. domestic industry.

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) were being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigation was not country specific. They involved imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) were causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned were subject to the safeguard measures established in the U.S. President’s final result, which included that the CSPV cells and modules imported would be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. On October 10, 2020, the U.S. President issued a proclamation and determined that the section 201 duty of the fourth year beginning in February 2021 would be 18%, instead of 15%. In August 2021, a joint petition seeking an extension of the safeguard measure was filed. On December 8, 2021, in response to petitions by representatives of the domestic industry, U.S. International Trade Commission issued its determination and report, finding that safeguard action on CSPV cells (whether or not partially or fully assembled into other products)continues to be necessary to prevent or remedy the serious injury to the domestic industry, and that there is evidence that the domestic industry is making a positive adjustment to import competition (“Section 201 Extension Investigation”). On February 4, 2022, the U.S. President determined an extension of this safeguard measure for another four year and made the final decision, which included that the CSPV cells and modules imported would be subject to additional duties of 14.75%, 14.5%, 14.25% and 14% through the first year to the fourth year, respectively, except for bifacial modules and the first 5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. On May 16, 2024, the U.S. government removed the exemption for bifacial modules. On August 12, 2024, the U.S. President issued a proclamation and determined that the annual quota of CSPV cells free from tariff should be increased from 5 GW to 12.5 GW. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we opened our manufacturing facility in the United States, and the products manufactured in such facility will not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States. Our imports of solar cells and modules into the United States were subject to the duties imposed by Section 201 Investigation starting from February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the U.S. President under the Section 201 Investigation.

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

In November 2023, Turkish Ministry of Trade initiated an anti-circumvention investigation on “photovoltaic cells assembled in modules or made up into panels” under the Harmonized System Codes of 8541.43.00.00.00 imported from Malaysia and certain other countries to investigate whether such products circumvent the anti-dumping duties currently imposed on similar products from China. On March 19, 2024, the Turkish Ministry of Trade issued Announcement No. 2024/9, making a final determination in the anti-circumvention investigation on photovoltaic modules from China. The ministry determined that Chinese products, exported to Turkey via Vietnam, Malaysia, Thailand, Croatia, and Jordan, were circumventing the existing anti-dumping duties. Consequently, Turkey decided to impose an anti-dumping duty of $25 per square meter on products from these countries. On September 27, 2024, the Turkish Ministry of Trade issued Announcement No. 2024/30, amending the final results of the anti-circumvention investigation. The ministry exempted certain companies in Malaysia, Thailand, and Vietnam from the anti-dumping duties. We are exempted from anti-dumping duties in Malaysia.

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

In May 2021, the Department of Commerce of India initiated anti-dumping investigation concerning imports of solar cells whether or not assembled partially or fully in modules or panels or on glass or some other suitable substrates originating in or exported from mainland China, Thailand and Vietnam. ln November 2022, the Department of Commerce of India issued the notice to terminate such anti-dumping investigation without taking any anti-dumping safeguard measures. On September 30, 2024, the Indian government initiated a new anti-dumping investigation on solar cells made in China, impacting our operational planning and market strategies in India.

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

The prices of polysilicon, an essential raw material for solar cell and module products and silicon wafers, have been subject to significant volatility. Historically, increases in the price of polysilicon have raised our production costs. The price of polysilicon increased significantly in 2020 due to a supply shortage. In the first half of 2020, supply of polysilicon was negatively affected by decreased downstream demand due to the COVID-19 pandemic. In the second half of 2020, the production capacity of polysilicon at some key manufacturing facilities was reduced due to explosion accidents and maintenance activities, which further intensified the supply shortage. In 2021 and 2022, the price of polysilicon continued to increase due to power rationing and lockdowns in certain regions of China as a result of the COVID-19 pandemic. The price of the polysilicon began to decline in the first quarter of 2023, which stimulated demand for solar modules globally. Due to a substantial increase in polysilicon production volumes and excess inventory, polysilicon prices declined sharply in the second quarter of 2023, and continued to decline in the second half of 2023. Module prices also decreased significantly in 2023, partly reflecting the decline in polysilicon prices. In 2024, intensified supply and demand imbalances extended across the entire supply chain, particularly in the polysilicon sector, where high inventory levels and weak demand drove prices low, even below cash cost for some manufacturers. In November and December 2024, some polysilicon manufacturers started to reduce production utilization to reduce inventory levels and, as a result, polysilicon prices started to rebound slightly in January 2025 and remained relatively stable in February 2025.

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

In 2022, 2023 and 2024, our five largest group suppliers accounted for 77.4%, 83.1% and 81.8%, respectively, of our total silicon purchases by value. In 2022, two of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 34.0%, of our total silicon purchases by value. In 2023, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 30.6%, of our total silicon purchases by value. In 2024, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 25.4%, of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

Although the global supply of polysilicon has increased significantly, we may experience interruption to our supply of silicon or other raw materials or late delivery in the future for the following reasons, among others:

●suppliers under our raw materials supply contracts may delay deliveries for a significant period of time without incurring penalties;
●our virgin polysilicon suppliers may not be able to meet our production needs consistently or on a timely basis;
●compared with us, some of our competitors who also purchase virgin polysilicon from our suppliers have longer and stronger relationships with and have greater buying power and bargaining leverage over some of our key suppliers; and
●our supply of silicon or other raw materials is subject to the business risk of our suppliers, some of whom have limited operating history and limited financial resources, and one or more of which could go out of business for reasons beyond our control in the current economic environment.

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

In 2022, 2023 and 2024, sales to our top five group customers represented 15.3% and 16.8% and 18.6% of our total revenue, respectively, with the largest group customer accounting for 5.4%, 5.1% and 7.7% of our total revenue in the same periods. A “group customer” refers to an aggregation of our customers that are within the same corporate group. Our key module customers include renewable energy and photovoltaic companies in China and globally. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

The geographical separation of our manufacturing facilities in China necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells. We produce silicon wafers in Jiangxi, Qinghai and Shanxi Provinces, solar cells in Zhejiang, Jiangxi, Anhui, Yunnan and Shanxi Provinces, and solar modules in Jiangxi, Zhejiang, Anhui and Shanxi Provinces. As a result, we transport a substantial volume of our silicon wafers and solar cells within China.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2024, we had RMB3.17 billion (US$434.9 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts, and even if we do, the collateral we received is deeply subordinated and shared with all other customers and other senior lenders of the suppliers.

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

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends and the prices of solar power products. We recorded inventory provisions of RMB1.82 billion, RMB682.0 million and RMB1.12 billion (US$153.4 million) in 2022, 2023 and 2024, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

Shortage or disruption of electricity supply may adversely affect our business.

We consume a significant amount of electricity in our operations. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages or disruptions in electricity supply in various regions across China, especially during peak seasons, such as summer, or when there are severe weather conditions. For example, we have previously encountered temporary power shortage in Sichuan Province when the local government imposed province-wide power rationing measures to ease the energy shortage in the region, which temporarily affected our production. We cannot assure you that there will not be disruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages or disruptions in electricity supply and any increases in electricity costs may significantly disrupt our normal operations, cause us to incur additional costs and adversely affect our profitability.

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

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Our accounts receivable turnover days were 74 days, 79 days and 90 days in 2022, 2023 and 2024, respectively. We recorded provisions for accounts receivable from third parties of RMB584.1 million, RMB685.2 million and RMB829.4 million (US$113.6 million) as of December 31, 2022, 2023 and 2024, respectively. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, and considering the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, we may need to continue to provide for credit losses and write off overdue accounts receivable we determine as not collectible.

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

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, 2022, the Singapore Customer filed its Reply Memorial accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon. On July 17, 2022, Jinko IE submitted its Rejoinder Memorial with all evidence correspondingly in reply to Reply Memorial. From October 10 to 21, 2022, the hearing for liability issue was held in Singapore, during which the tribunal heard the parties’ oral opening statements, evidence from the parties’ factual and expert witnesses, and oral closing statements. According to the tribunal’s directions, the parties submitted Post-hearing Briefs on January 20, 2023 and the Reply Post-hearing Briefs on March 3, 2023. On August 17, 2023, the tribunal issued Partial Award on Jurisdiction and Liability (the “Partial Award”), as corrected on October 2, 2023. Pursuant to the Partial Award, 365,000 solar modules supplied by Jinko IE to Singapore Customer under the 2012 Contract and 2013 Contract are deemed unsuitable for their intended purpose. The details regarding the remedies to be granted (if any) and the compensation amount that Jinko IE is required to provide will be determined in the final award. On August 5, 2024, Jinko IE reached a settlement with the Singapore Customer, agreeing to pay US$31,000,000 in compensation. As of December 31, 2024, all obligations under the settlement were completed, concluding the arbitration proceedings.

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

Our long-term investment, which is accounted for using fair value option, is subject to uncertainties in accounting estimates. Fluctuations in the changes in fair value of these assets would affect our financial results.

We have invested in, and intend to continue to selectively invest in, businesses that complement our existing business and may make other financial investments. We recognized a gain from change in fair value of long-term investment of RMB101.9 million, RMB221.5 million and RMB163.5 million (US$22.4 million) for 2022, 2023 and 2024, respectively. Our long-term investment, which is accounted for using fair value option, represents our equity investment in two private companies and a Chinese public company. The fair value changes in our long-term investment may negatively affect our financial performance. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. Factors beyond our control can cause adverse changes to the estimates we use and thus adversely affect the fair value of our unlisted investments. These factors include changes in general economic conditions, market liquidity, asset values, and performance of the companies we invested in. As a result, asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our unlisted investments. Moreover, the value ultimately realized by us on disposal of these investments may be lower than their current fair value. Any of the foregoing factors could have an adverse impact on our results of operations and financial condition.

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

The NEA released a “Technology Top Runner” program in 2017, which has more stringent technology standards than other “Top Runner” programs, to promote solar projects using higher-efficiency modules (requiring a conversion efficiency rate of 18.9% or above for monocrystalline solar cells and 18.0% or above for multicrystalline solar cells) and most advanced technologies (especially breakthrough technologies that have not reached the stage of mass production). In order to promote our high-efficiency modules and cutting-edgy N-type cell technologies, (i) we and JinkoPower jointly established Poyang Luohong Power Co., Ltd. (“Poyang Luohong”), a PRC company, in the third quarter of 2018, in which we then held 51% equity interest and had made capital contribution of RMB98 million in cash as of December 31, 2018, and (ii) we formed a bidding consortium with JinkoPower to bid for “Technology Top Runner” solar projects, and had won a 250 MW “Technology Top Runner” solar project in Shangrao, Jiangxi Province (the “Technology Top Runner Project”). We supplied N-type monocrystalline modules to this project, whose conversion efficiency is even higher than our P-type monocrystalline passivated emitter rear cell (“PERC”) modules. The Technology Top Runner Project was developed by Poyang Luohong. We sold all of our equity interest in Poyang Luohong to an independent third party, and filed the change of ownership with Shangrao Market Supervision Administration on December 17, 2019. We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016. As of the date of this annual report, we continued to own two overseas solar power plants located in Abu Dhabi and Mexico. We currently do not have plans to develop additional solar projects in China or overseas.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2024, we had RMB6.93 billion (US$949.9 million) in outstanding short-term borrowings (including the current portion of long-term borrowings and failed sale-leaseback financing) and RMB20.64 billion (US$2.83 billion) in outstanding long-term borrowings (excluding the current portion of long-term borrowings and failed sale-leaseback financing). For details regarding our borrowings, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in this annual report.

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

In addition, we are exposed to various types of market risks in the normal course of business, including the impact of interest rate changes. As of December 31, 2024, RMB8.49 billion (US$1.16 million) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by local banks. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Furthermore, since the majority of our short-term borrowings came from Chinese banks, we are exposed to lending policy changes by the Chinese banks. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar power companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future.

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

As of December 31, 2024, we had short-term borrowings, including the current portion of long-term borrowings and failed sale-leaseback financing, of RMB3.04 billion (US$416.5 million), secured by certain of our inventory, land use rights, property, plant and equipment, bank deposit and accounts receivable. We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral upon request, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition, liquidity and results of operations may be materially adversely affected.

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

We currently own approximately 58.59% equity interest of Jiangxi Jinko and retain majority ownership of Jiangxi Jinko, but Jiangxi Jinko is managed by a separate board of directors and officers and those directors and officers owe fiduciary duties to the various stakeholders of Jiangxi Jinko, including shareholders other than our wholly-owned subsidiary. In the operation of Jiangxi Jinko’s business, there may be situations that arise whereby the directors and officers of Jiangxi Jinko, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

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

It is difficult to predict the effect of the STAR Listing and the proposed offering of GDRs by Jiangxi Jinko on the market price of the ADSs.

The China Securities Regulatory Commission, or the CSRC, initially launched the STAR Market in June 2019 and trading on the Market began in July 2019. No assurance can be given regarding the effect of the STAR Listing on the market price of the ADSs. The market price of the ADSs may be volatile or may decline, for reasons other than the risk and uncertainties described above, as the result of investor negativity or uncertainty with respect to the impact of the STAR Listing. In addition, Jiangxi Jinko has announced its proposed offering and listing of up to 1,000,519,986 A shares in the form of GDRs on the Frankfurt Stock Exchange in Germany.

Investors may elect to invest in our business and operations by purchasing Jiangxi Jinko’s shares on the STAR Market or participated in its GDR offering, rather than purchasing the ADSs, and that reduction in demand could lead to a decrease in the market price for the ADSs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2024 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Our silicon wafer sales contracts normally require our customers to conduct inspection before delivery. We may, from time to time, allow those of our silicon wafer customers with good credit to return our silicon wafers within a stipulated period, if they find our silicon wafers do not meet the required specifications. Our standard solar cell sales contract requires our customer to notify us within 7 days of delivery if such customer finds our solar cells do not meet the specifications stipulated in the sales contract. If our customer notifies us of such defect within the specified time period and provides relevant proof, we will replace those defective solar cells with qualified ones after our confirmation of such defects.

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

In May 2011, we engaged PowerGuard Specialty Insurance Services (“PowerGuard”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 1, 2011. We renewed the insurance policy provided by PowerGuard upon its expiration in every May from 2011 to 2019. The policy offered back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery. In April 2020, our engagement with PowerGuard expired. In December 2018, we engaged Ariel Syndicate 1910 of Lloyd’s (“Ariel Re”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 2019. We renewed the insurance policy provided by Ariel Re from 2021 to 2022. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery. In January 2023, we engaged Munich Re to provide insurance coverage for the product warranty services of our solar modules worldwide effective from January 1, 2023. The policy offers back-to-back coverage through a maximum of 15-year limited product defects warranty, as well as a 30-year linear warranty against degradation of module power output from the time of delivery. In January 2025, we engaged Ariel Re to provide insurance coverage for the product warranty services of our solar modules worldwide effective from January 1, 2025. The policy offers back-to-back coverage through a maximum of 15-year limited product defects warranty, as well as a 30-year linear warranty against degradation of module power output from the time of delivery.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our sales outside China represented 58.1%, 61.7% and 66.2% of our total revenue in 2022, 2023 and 2024, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly among Renminbi, Euros and U.S. dollars. For example, we expect our revenue and gross margin to be adversely affected by the appreciation of Renminbi against U.S. dollars, as a substantial portion of our sales are denominated in U.S. dollars. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We incurred foreign exchange gains of RMB1.03 billion, RMB938.1 million and RMB484.4 million (US$66.4 million) in 2022, 2023 and 2024, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

Our operations are subject to natural disasters, adverse weather conditions, operating hazards, production safety accidents, environmental incidents and labor disputes.

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

Although we have implemented internal control policies to ensure safety during production, we cannot guarantee that these policies will be strictly adhered to at all times, especially by third-party contractors. As a result, we may experience production safety accident or other incidents. On April 26, 2024, a fire accident occurred in one of our wafer slicing and solar cell manufacturing workshops in Shanxi Province, China, causing significant damage to certain equipment and other assets. This incident has had a material impact on our results of operations for the year ended December 31, 2024. For more details on the accident, see “Item 4. Information about the Company—B. Business Overview—Production Safety.” Should another such accident happen, we could face penalties and liability claims, or we may need to seek damages from third-party contractors. Failing to mitigate these potential liabilities or obtain full compensation could result in significant costs, materially and adversely affecting our financial condition and operational results. Additionally, such incidents could generate negative publicity, further harming our reputation.

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

As of the date of this annual report, our founders, Xiande Li, who is our chairman and chief executive officer, Kangping Chen, and Xianhua Li, who is our director, beneficially owned 20.5%, 14.4% and 4.9%, respectively, or 39.8% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of this annual report, share options with respect to 14,476,580 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan; 2,600,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2021 Equity Incentive Plan; 12,000,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2022 Equity Incentive Plan; and 20,800,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2023 Equity Incentive Plan. As of the date of this annual report, there were an aggregate of 14,819,928 ordinary shares issuable upon the exercise of outstanding share options granted under our 2014 Equity Incentive Plan, and outstanding restricted shares granted under our 2021 Equity Incentive Plan, 2022 Equity Incentive Plan and 2023 Equity Incentive Plan.

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

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of December 31, 2024, we held 2,993 patents and 1,375 pending patent applications. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

Risks Related to Doing Business in China

Changes in United States and China relations and related regulations and policies (including tariffs), as well as rising global geopolitical tensions, may adversely impact our business, our operating results, the continued listing of our ADSs on the NYSE, our ability to raise capital, as well as the market price and liquidity of our ADSs more generally.

Our operations may be negatively affected by international political and economic relations, as countries could enact sanctions, export controls, tariffs, investment controls or other measures. Margins on sales of our products in certain countries and on sales of products that include components obtained from foreign suppliers could be materially and adversely affected by international trade regulations, including duties, tariffs, and antidumping penalties. These types of regulation could also limit our access to markets and suppliers. For example, political tensions between the United States and China have escalated. The U.S. government has taken a range of action relating to U.S.-China relations, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing sanctions, export controls and investment restrictions against Chinese companies, such as prohibitions on certain investments in China related to semiconductors and microelectronics, quantum information technologies, and artificial intelligence; imposing sanctions on certain officials of the PRC and Hong Kong governments, enacting legislation such as the UFLP Act, the HFCAA and the CHIPS and Science Act, and implementing enhanced reviews of companies with significant China-based operations. Partially in response to these actions, the PRC government has also taken steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 (as amended from time to time) and the enactment of the Anti-Foreign Sanctions Law in 2021. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to conduct business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. For example, on May 8, 2023, U.S. government agents conducted searches pursuant to the search warrants at our production plant in Jacksonville, Florida and our office in San Francisco, California. Pursuant to these search warrants, the scope of these searches was relatively broad, mainly covering the request for the information pertinent to our import and manufacturing operations in the United States, global supply chain operations, U.S. sales operations, personnel files, immigration-related records, and corporate structure. However, the search warrants did not specify any allegations related to any substantiated conducts that formed the basis of the searches. Our production plant promptly resumed production following the searches and its normal operations and production were not negatively affected. As of the date of this annual report, we have not received any indictments or other documents presenting criminal charges against us. In addition, new legislation, executive orders, tariffs, laws or regulations may be adopted that negatively affect companies with significant connections to the U.S. or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations may affect the competitive position of our products, the hiring of research and development personnel, our ability to sell our polysilicon products in the U.S. and certain other markets, the demand for our products or the products of companies that use our products as raw materials, our ability to raise capital, and the market price of the ADSs.

In addition, the SEC has issued statements and several sample comment letters focused on companies with significant China-based operations. Our periodic reports and other filings with the SEC may be subject to enhanced review by the SEC, and this additional scrutiny could affect our ability to effectively raise capital in the United States.

These types of laws and regulations are subject to frequent changes, and their interpretation and enforcement involves substantial uncertainties, which may be heightened by national security concerns, or be driven by political or other factors that are out of our control. These types of restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions, may be difficult or costly to comply with. If any new legislation, executive orders, tariffs, laws and/or regulations are implemented, if existing trade agreements are renegotiated or if the U.S. or Chinese governments take retaliatory actions due to the U.S.-China tension, such changes could have an adverse effect on our business, our operating results, the continued listing of our ADSs on the NYSE, our ability to raise capital, as well as the market price and liquidity of our ADSs more generally.

Furthermore, the current tensions in international trade and investment, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations. Although we are a China-based company, many of our major customers and suppliers are located in the United States and other countries outside of China. As a result, government policies that restrict international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services, impact the competitive position of our products, prevent us from being able to sell products in certain countries, or limit our ability to operate internationally. If any new tariffs, legislation, or regulations are implemented (including those imposing economic or trade sanctions, export control restrictions, or cross-border investment restrictions), or if existing trade agreements are renegotiated, these types of changes could adversely affect our business, financial condition, and results of operations. There have been heightened tensions in international economic relations, particularly between the United States and China. For example, the United States has tightened controls on the export to China of certain advanced items such as semiconductors and equipment to manufacture semiconductors. In addition, the ongoing conflict in Ukraine and the related sanctions on Russia have further escalated international tensions and resulted in the expanded use of economic sanctions and export controls. These types of regulatory developments could adversely affect us and our supply chain, business partners, or customers.

Recently, the United States has, through several rounds of increases, imposed higher tariffs on a wide range of goods imported from multiple countries. On April 2, 2025, the U.S. government implemented a minimum 10% base rate on all imports and additional surcharges of 34% for China, 46% for Vietnam, and 20% for the European Union, among other countries. On April 10, 2025, the U.S. government granted Vietnam a temporary reprieve from the previously announced 46% tariffs on its imports, reducing the rate to 10% for a period of 90 days. The tariff increases on goods from China are particularly high, with most goods subject to tariffs of 145% since April 9, 2025. China responded to the U.S. actions with retaliatory tariffs on most U.S. goods of 125% from April 12, 2025; China also implemented export restrictions on certain critical minerals and related products. Our direct sales to the U.S. market accounted for 4.3%, 8.5% and 18.1% of our total revenues in 2022, 2023 and 2024, respectively. In addition, we also operate manufacturing facilities in the United States and Vietnam. If any of the foregoing tariff risks or uncertainties were to materialize, our business, results of operations and financial condition could also be materially and adversely affected. In addition, these tariffs and other trade restrictions are expected to reduce trade volumes, cross-border investment, technological exchange, and other economic activities between major economies, and have a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. These types of geopolitical developments could materially and adversely affect our overall financial performance and the market prices of our ADSs and ordinary shares. Tensions in international trade and investment and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our ability to secure the supply of key components necessary for our operations and our ability to continue to sell to global customers.

Legislative or administrative actions in respect of Sino-U.S. relations could increase investor caution towards affected issuers, including us, and the market price of our ordinary shares and ADSs could be adversely affected. For example, the SEC has issued statements primarily focused on companies with significant China-based operations, such as us. In addition, beginning in December 2020, the United States imposed sanctions on certain Chinese companies that prohibit U.S. persons from buying or selling the publicly traded securities of these companies as well as securities that are derivatives of or provide investment exposure to these companies. The implementation of these restrictions forced the delisting of those sanctioned issuers that were then listed on U.S. exchanges. The U.S. government designated these companies as “China Military-Industrial Complex Companies,” or CMIC Companies, based on their purported links to the Chinese military or Chinese military infrastructure or capabilities. More recently, during an April 9, 2025 television interview, in response to a journalist’s question on whether the U.S. government could include possible delistings of Chinese companies from U.S. exchanges as a possible step the United States could take in its ongoing trade disputes with China, U.S. Secretary of Treasury, Scott Bessent, declined to exclude this possibility. If the U.S. government were to take such steps, it is not known how or when the U.S. government might implement such delistings or whether there would be any transition period or exceptions. If the U.S. government were to issue any order or otherwise require or cause the delisting of equity securities issued by China-based issuers, it could have a material adverse effect on the price of our ADSs. If our ADSs were to be delisted from the NYSE, our shareholders may suffer losses or be unable to trade our securities as a result. Furthermore, rather than just delisting our securities from the NYSE, the U.S. government could implement sanctions, such as those applicable to CMIC Companies, which apply to U.S. persons globally, which could even more significantly affect our shareholders, in particular U.S. persons, and the market price of our ADSs.

Separately, we may also be subject to review and enforcement under domestic and foreign laws that screen foreign investment and acquisitions. In both the United States and non-U.S. jurisdictions, these regulatory requirements may treat companies differently based on the type of company in question and the location and nature of its operations. As a result of these laws and regulations, investments by particular investors may need to be filed with local regulators, which in turn may impose added costs on our business, impact our operations, and limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws are also frequently changed and updated. For example, in October 2024, the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”), which imposes a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in the China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025, and it restricts U.S. persons’ direct and indirect investment into companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence systems. Subsequent to the effectiveness of the Outbound Investment Rule, on February 20, 2025, President Trump issued the America First Trade Policy Memorandum, which proposes possible expansion of the set of technologies of concern and a review of exceptions to the Rule, possibly including changes to the existing exception for publicly trades securities. These rules, including any changes to them that may be adopted, may limit our ability to engage in certain kinds of business operations; they may also limit our ability to raise capital from U.S. and other sources if we engage in the development of technologies specified in these rules. Continuing changes in both U.S. and non-U.S. jurisdictions to foreign investment laws and rules could adversely affect our strategic initiatives, financial performance, and growth prospects.

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, European Union and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven, including the escalation of the European sovereign debt crisis since 2011 and the impact of COVID-19, In addition, the global economy faces challenges from geopolitical conflicts such as the Russia-Ukraine crisis since early 2022 and the related sanctions on Russia by Western countries, unrest in the Middle East such as the Israel-Hamas war since October 2023, and the tensions between the U.S. and Iran that have resulted in volatility in oil and other markets. Furthermore, the territorial disputes involving China in Asia, the tensions in the relationship between China and Japan, and the trade conflicts and tensions between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S. Moreover, the Chinese economy’s growth has slowed down in the recent years. It is unclear whether this trend will continue, and economic conditions in China are sensitive to global economic conditions. On the other hand, inflation risks have been heightened following the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. To combat inflation, the U.S. Federal Reserve significantly raised the interest rate on reserve balances beginning from 2022. Other major currencies including the Euro and the GBP also followed suit in interest rate raises. While major economies have cut interest rates to some extent, it is uncertain whether and at what pace they will continue to do so. These circumstances have resulted in significant market volatility globally.

Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. In 2022, 2023 and 2024, we generated 41.9%, 38.3% and 33.8% of our net revenues from sales in China, respectively. China is one of the world’s largest emerging markets, while the economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 26, 2022, the SEC conclusively listed us as a “Commission-Identified Issuer” under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not for the fiscal year of 2022 or 2023, and do not expect to be for the fiscal year of 2024 or the foreseeable future, identified as a Commission-Identified Issuer under the HFCAA in respect of our annual report on Form 20-F.

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

On November 15, 2024, the Ministry of Industry and Information Technology of China (the “MIIT”) promulgated the Standard Conditions of Photovoltaic Production Industry (2024 Edition), or the Photovoltaic Production Rule, in place of its old version, which took effect as of November 15, 2024. The Photovoltaic Production Rule reinforces technical thresholds for product performance, energy efficiency, and environmental compliance. Such tightened requirements may increase our compliance and production costs. Our failure to comply with these rules and the laws and regulations related thereto, if and when effective, could result in fines, sanctions, suspension, revocation or non-renewal of approvals, permits or licenses, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our business is primarily based in the PRC and an important part of our sales are made in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including:

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

Cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. On July 30, 2021, the State Council of the PRC promulgated the Regulation on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. This regulation require, among others, certain competent authorities to identify critical information infrastructures. If any critical information infrastructure is identified, the relevant authorities shall promptly notify the relevant operator and the Ministry of Public Security. The State Council of the PRC promulgated the Administrative Regulations on Cyber Data Security on September 24, 2024, which took effect on January 1, 2025. This regulation sets forth different scenarios under which data processors would be required to apply for cybersecurity review. In addition, the CAC and a number of other departments under the State Council promulgated the Measures for Cybersecurity Review on December 28, 2021, which became effective on February 15, 2022. According to this regulation, critical information infrastructure operators purchasing network products and services and data processors carrying out data processing activities, which affect or may affect national security, are required to conduct cybersecurity review. On July 7, 2022, the CAC issued the Security Assessment Measures for Data Provision Abroad, which became effective on September 1, 2022. In accordance with the Security Assessment Measures for Data Provision Abroad, a data processor should apply to the CAC for a security assessment under certain circumstances, including (i) where a data processor provides important data abroad; (ii) where a critical information infrastructure operator or a data processor processing personal information of over one million people provides personal information abroad; (iii) where a data processor has provided personal information of 100,000 people or sensitive personal information of 10,000 people in total abroad since January 1 of the previous year; and (iv) other circumstances prescribed by the CAC. Moreover, the Security Assessment Measures for Data Provision Abroad provide that for non-compliant cross-border data transfers that had been carried out before this regulation came into effect, rectification must be completed within six months from the effective date of the regulation. We believe that these regulations are not applicable to us, because we are neither a critical information infrastructure operator nor a data processor within the meanings of these regulation. However, we cannot guarantee that the regulators will agree with us. As of the date hereof, we have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

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

In addition, our future financing activities may also need to be filed with and/or reported to the CSRC according to the Overseas Listing Filing Rules. On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Confidentiality and Archives Administration Provisions”), which became effective on March 31, 2023 and aims to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies and emphasize the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. However, as there remain uncertainties with respect to the interpretation and implementation of the Overseas Listing Filing Rules as well as the Confidentiality and Archives Administration Provisions, we cannot assure you that we will be able to complete such filings in a timely manner and/or fully comply with such regulations in connection with our continued listing overseas and our overseas securities offerings in the future. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

We are a Cayman Islands holding company with a substantial part of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law of the PRC (the “CIT Law”) which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Regulation on the Implementation of the CIT Law (the “Implementation Rules of the CIT Law”) which became effective on January 1, 2008 and was amended on April 23, 2019 and December 6, 2024, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent and gains on sales of securities, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. For example, as JinkoSolar Investment is a Hong Kong company and has owned 73.3% of the equity interest in Jiangxi Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko to JinkoSolar Investment will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Investment is deemed the beneficial owner of such dividends and that JinkoSolar Investment is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Taxation Administration on How to Understand and Identify a “Beneficial Owner” under Tax Treaties (“STA Circular 601”), effective on October 27, 2009, and the Announcement of the State Taxation Administration on the Determination of “Beneficial Owners” in the Tax Treaties (“STA Announcement 30”), effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Investment is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko to JinkoSolar Investment will be subject to the PRC withholding tax at a 10% rate instead of a reduced rate of 5%. On February 3, 2018, the State Taxation Administration of China (the “STA”) released Announcement of the State Taxation Administration on Issues concerning the “Beneficial Owner” in Tax Treaties (the “STA Announcement 9”) which replaced STA Circular 601 and STA Announcement 30. The STA Announcement 9 comprehensively updates the assessment principles for the determination of beneficial ownership under agreements between China and other jurisdictions for the avoidance of double taxation. The STA Announcement 9 has also tightened the first two unfavorable factors of STA Circular 601. This will be challenging for some non-resident taxpayers as their treaty benefits may be denied for the lack of beneficial ownership status.

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

We conduct a substantial part of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside 10% of their after-tax profits based on PRC accounting standards each year as statutory common reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2024, these general reserves amounted to RMB2.28 billion (US$312.6 million), accounting for 7% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us such as requiring prior approval from relevant banks.

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

Several of our subsidiaries in the PRC have been designated by the relevant local authorities as “High and New Technology Enterprises” (“HNTEs”) under the CIT Law. Zhejiang Jinko received the HNTE designation in 2021, which was renewed in December 2024, and it enjoyed the preferential tax rate of 15% (the “Preferential Rate”) from 2021 to 2024. Jiangxi Jinko was designated as an HNTE in December 2022 and enjoyed the Preferential Rate from 2022 to 2024. Haining Jinko and Zhejiang New Materials received the HNTE designation in December 2022 and enjoyed the Preferential Rate from 2022 to 2024. Shangrao Jinko received the HNTE designation in November 2022 and enjoyed the Preferential Rate from 2022 to 2024. Anhui Jinko was designated as an HNTE in November 2023 and will enjoy the Preferential Rate through 2025. In addition, Chuxiong Jinko and Qinghai Jinko, our operating subsidiaries, have been designated by the relevant local authorities as “Enterprises in the Encouraged Industry.” According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises in encouraged industries that are established in the western region of China can continue to enjoy a preferential tax rate of 15% until December 31, 2030. However, we cannot assure you that the above subsidiaries will continue to qualify as HNTEs or Enterprises in the Encouraged Industries as they are subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and the Implementation Rules of the CIT Law will be enforced, and whether the future implementation of these rules will be consistent with the current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations could be materially adversely affected.

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

In line with local customary practices, we have not made full contribution to the social insurance funds, and the contributions we made to the social insurance funds met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds in China to be RMB1.88 billion (US$261.7 million) as of December 31, 2024. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, inflation in China has increased. According to the National Bureau of Statistics of China, consumer price inflation in China was 2.0%, 0.2% and 0.2% in 2022, 2023 and 2024, respectively. Because we purchase raw materials from suppliers in China, higher labor cost and inflation in China increases the costs of labor and raw materials we must purchase for manufacturing. As we expect our production staff to increase and our manufacturing operations to become more labor intensive when we commence silicon wafer and solar module production, rising labor costs may increase our operating costs and therefore negatively impact our profitability.

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

The market price for the ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of the ADSs ranged from US$17.27 to US$34.98 per ADS in 2024. The price of the ADSs may continue to fluctuate in response to factors including the following:

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2024, we had 205,351,057 ordinary shares outstanding, excluding 55,836 ADS representing 223,346 ordinary shares reserved for future grants under our share incentive plans and conversion of our convertible notes, and 5,574,244 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. We were incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with us being the ultimate holding company in 2009. We conduct our business principally through our majority-owned operating subsidiary in China, Jiangxi Jinko. As of December 31, 2024, we had over 10 production facilities globally and 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico and other countries. As of the same date, we also had a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India to conduct sales, marketing and brand development for our products around the world.

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

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued convertible senior notes of US$85 million due 2024 (the “2019 Notes”) to support capital expenditure and supplement working capital. In connection with the issuance of the 2019 Notes, we entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The zero strike call option transaction was completed in July 2021. As of June 30, 2024, all of the 2019 Notes in aggregate principal amount of US$85 million had been converted into our ordinary shares.

In December 2020, we filed a prospectus supplement to sell up to an aggregate of US$100 million of the ADSs through an at-the-market equity offering program (the “2020 ATM Program”). In January 2021, we completed the 2020 ATM Program, under which we sold 1,494,068 ADSs and received US$98.25 million after deducting commissions and offering expenses.

In January 2022, Jiangxi Jinko completed an initial public offering and listing on the STAR Market. Jiangxi Jinko issued 2,000,000,000 shares, representing approximately 20% of the total 10,000,000,000 shares outstanding after the listing, at an offering price of RMB5.00 per share, with total gross proceeds of approximately RMB10.00 billion. Immediately upon completion of the STAR Market listing, we owned approximately 58.62% equity interest in Jiangxi Jinko.

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

By March 2022, we were the first company to deliver solar modules of 100 GW globally.

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

In July 2022, we announced a share repurchase program of up to US$200 million of our ordinary shares represented by ADSs during an 18-month period (the “Existing Share Repurchase Program”). Purchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as our insider trading policy. We plan to use our existing funds to fund repurchases made under the Existing Share Repurchase Program.

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

In May 2023, Jiangxi Jinko entered into an equity transfer agreement with Ziyang Major Industry Equity Investment Fund Partnership (Limited Partnership) and Mr. Shihong Dong, pursuant to which Jiangxi Jinko agreed to sell its 100% equity interest in Xinjiang Shibang Solar Energy Technology Co., Ltd. (formerly known as Xinjiang Jinko Solar Co., Ltd.) at a consideration of RMB4.3 billion to Ziyang Major Industry Equity Investment Fund Partnership (Limited Partnership) and Mr. Shihong Dong. In February 2024, the disposal was completed, and we no longer hold any equity interest in Xinjiang Jinko.

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

In October 2023, our affiliate signed the largest ever supply agreement with ACWA Power to provide 3.8 GW N-type Tiger Neo modules for ACWA Power’s two projects, the 1,581 MWp Al KAHFAH project and the 2,257 MWp AR RASS 2 project in Saudi Arabia.

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

In December 2023, we extended the Existing Share Repurchase Program for an additional 18-month period through June 30, 2025.

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

In April 2024, we were awarded the “Top Brand PV USA” seal by EUPD Research.

In April 2024, we were recognized as a Tier 1 energy storage provider by Bloomberg New Energy Finance (BNEF).

In July 2024, we entered into a shareholder agreement to form a joint venture with Renewable Energy Localization Company and Vision Industries Company in Saudi Arabia to build and operate a 10 GW local manufacturing facility for high-efficiency solar cells and solar modules. As of December 31, 2024, the joint venture remained to be established.

In August 2024, Mr. Yingqiu Liu resigned as an independent director of the Company and a member of the audit committee and the nominating and corporate governance committee of the Company, effective August 20, 2024. Mr. Gang Chu was appointed as an independent director of the Company and a member of the audit committee and the nominating and corporate governance committee of the Company on the same date.

In August 2024, we declared a cash dividend of US$0.375 per Ordinary Shares, or US$1.50 per ADS.

In September 2024, we officially launched the English version of our first Climate White Paper at the 2024 New York Climate Week.

In October 2024, Jiangxi Jinko announced its proposed offering and listing of up to 1,000,519,986 A shares in the form of GDRs on the Frankfurt Stock Exchange in Germany. As of the date of this annual report, the offering and listing of the GDRs has not been completed.

In December 2024, we increased the aggregate value of ordinary shares represented by ADSs that may be repurchased under the Existing Share Purchase Program from US$200 million to US$350 million and extended the program for an additional 12-month period through June 30, 2026. Under this extended program, we may repurchase up to approximately an additional US$215.5 million of our ordinary shares represented by ADSs through June 30, 2026.

In December 2024, we were recognized with two prestigious awards from EUPD Research: the Solar Prosumer and the DACH Energy Transition Award.

In December 2024, Jiangxi Jinko was awarded a BBB rating for the second consecutive year in the ESG ratings issued by MSCI, an authoritative international indexing organization.

In January 2025, according to S&P Global’s latest Corporate Sustainability Assessment (CSA) results, Jiangxi Jinko achieved an impressive ESG score of 69, ranking first among the top five PV module manufacturers.

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

We sell our products in major export markets and China. As of December 31, 2024, we had over 10 production facilities globally and 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico and other countries. As of the same date, we also had a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India to conduct sales, marketing and brand development for our products around the world. In addition, as of December 31, 2024, we had an aggregate of over 6,400 customers in over 190 countries and regions for our solar modules, including distributors, project developers and EPC.

Our solar cells and modules utilize advanced solar technologies, such as the N-type TOPCon technology and half cell technology, and have achieved industry-leading conversion efficiency. By the end of 2022, 2023 and 2024, the mass production conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 23.6%, 23.8% and 23.9%, respectively, and the mass production conversion efficiency rate of our N-type monocrystalline solar cells was 25.1%, 25.8% and 26.2%, respectively. We believe that both of these mass production conversion efficiency rates were consistently higher than the industry average. In October 2021, our N-type monocrystalline solar cells reached a maximum conversion efficiency rate of 25.4%. In December 2022, our 182mm N-type monocrystalline solar cells reached a maximum conversion efficiency rate of 26.4%. In October 2023, our 182mm N-type monocrystalline solar cells reached a maximum conversion efficiency rate of 26.89%, and our large size N-type TOPCon module reached a maximum conversion efficiency rate of 24.76%. In June 2024, our N-type TOPCon module reached a maximum conversion efficiency rate of 25.42%. Furthermore, we made a significant breakthrough in the development of perovskite-silicon tandem N-type TOPCon cells, reaching a maximum conversion efficiency rate of 33.84% in 2024. By the end of 2024, the average mass-produced N-type cell efficiency reached nearly 26.5%, and the efficiency on the highest-performing production lines, the golden area reached over 26.7%.

Our high-quality manufacturing capabilities have enabled us to produce solar cells and modules that meet the industry’s highest performance standards. All of our solar modules sold in Europe are TÜV, PID, Salt mist, Ammonia, Dust & Sand and CE certified; all of our solar module sold in India are BIS certified; all of our solar modules sold in North America are UL certified; all of our solar modules sold in Korea are KS certified; and all of our solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions, and we also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we guaranteed that all our standard PV modules meet IEC 62804 double anti-PID standards. In May 2018, our entire portfolio of PV modules passed the Potential Induced Degradation resistance test as required by TÜV Nord’s IEC TS 62804-1 standards. In March 2019, we received the 5th “All Quality Matters Award” from TÜV Rheinland. In October 2021, our Tiger and Tiger Pro module series met the carbon footprint verification standards of TÜV Rheinland Group, a leading global services provider in the testing of PV modules and components. In February 2022, our factory in Shangrao obtained our first SNI certification. In 2024, our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province, Xining, Qinghai Province, Chuxiong, Yunnan Province, and Vietnam received the SGS ISO50001 certification. Our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Hefei, Anhui Province, Xining, Qinghai Province, Chuxiong, Yunnan Province, and Vietnam also received the ISO14064 certification. In addition, our 6 mainstream PV products and the SUNTERA 3.44MWH liquid-cooled energy storage system have also received the ISO14067 certification.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. In May 2023, we announced the construction of a major production base of 56 GW integrated wafer-cell-module capacity in Shanxi (the “Shanxi Integrated Base”), which will become the largest N-type integrated production facility in the industry. The Shanxi Integrated Base represents another strategic expansion of our mainstream production model in the PV industry. Construction of the Shanxi Integrated Base began in September 2023, and in March 2024, Phase I of the Shanxi Integrated Base, with a production capacity of 14 GW, commenced production. By the end of 2024, Phase I’s 14GW monocrystalline silicon pull rod and module capacity at the Shanxi Integrated Base were fully operational. In addition, we take ongoing efforts to reduce costs and improve efficiency through the introduction of automated equipment and process optimization. As of December 31, 2024, we had an integrated annual capacity of approximately 120 GW for mono wafers, 95 GW for solar cells and 130 GW for solar modules. In 2024, we continued to phase out outdated production capacity while further enhancing our global manufacturing capabilities across China, the United States, Southeast Asia and Saudi Arabia, providing convenient and timely access to key resources and suppliers. In the third quarter of 2024, we have strategically suspended operations at our manufacturing facility in Malaysia. By the end of 2024, we had over 10 GW of N-type integrated capacity in Southeast Asia and 2 GW of N-type module production capacity in the United States, which was operating at near full capacity. In addition, in July 2024, we entered into a shareholder agreement to form a joint venture with Renewable Energy Localization Company and Vision Industries Company in Saudi Arabia to build and operate a local manufacturing facility for high-efficiency solar cells and solar modules. This facility, designed to provide 10 GW of N-type cell and module production capacity, is expected to be operational in the second half of 2026.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016. As of the date of this annual report, we continued to own two overseas solar power plants located in Abu Dhabi and Mexico.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture a series of products from silicon wafers to solar modules. Our principal product is solar modules, but we also sell silicon wafers and solar cells from time to time to meet our customers’ demand. In 2024, sales of solar modules, silicon wafers and solar cells represented 96.5%, 0.1% and 0.9%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

The following table sets forth details of our sales volume by product for the periods indicated:

	2022	2023	2024
Products	(MW)	(MW)	(MW)
Silicon wafers	1,062.6	1,530.6	1,924.2
Solar cells	997.0	3,512.0	4,798.3
Solar modules	44,333.8	78,519.8	92,873.3

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

In 2022, 2023 and 2024, revenues from sales of solar module products to subsidiaries of JinkoPower amounted to RMB325.2 million, RMB353.4 million and RMB390.3 million (US$53.5 million), respectively.

Solar Modules

We commenced producing solar modules in August 2009. In 2024, we sold 92.9 GW of solar modules and generated RMB89.01 billion (US$12.19 billion) of revenue from sales of solar modules, which accounted for 96.5% of our total revenue. We expect that sales of solar modules will continue to be our largest revenue source in the future.

In November 2021, we launched the Tiger Neo product series based on N-type TOPCon cell technology and have continuously upgraded its technology and process. Our N-type modules, which offer lower degradation, better temperature coefficient, higher bifaciality and better reliability, have received good market feedback and become the main products in our shipments.

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

By May 2024, we had delivered 1.1 million Tiger Neo modules to a Solar Power Plant in Lobstädt, Germany (The Witznitz Solar Park), one of the largest PV projects in Germany and Europe.

In May 2024, our 2000-Volt EAGLE® Modules became the first in the world to be qualified as UL-listed products for UL61730-1 and UL61730-2, and UL-classified products for IEC 61215-1, IEC 61215-2 and IEC 61215-1-1.

In June 2024, tested by TÜV SÜD, the conversion efficiency for our 2 m2 above large-size N-type TOPCon solar modules reached 25.42%, setting a new record once again.

In September 2024, we completed our delivery program which provided over 1,000 PV modules to Ohana Hope Village, a rapid response housing initiative in Kahului, Maui, aimed at providing sustainable housing solutions for families displaced by the August 2023 Maui fire.

In October 2024, we introduced our revolutionary third-generation N-type TOPCon Tiger Neo 3.0 solar modules, setting new industry benchmarks with higher performance and power. Our third-generation high-power TOPCon product is expected to have a mainstream output of over 650 W and a maximum output of 670 W, with a remarkable conversion efficiency of up to 24.8%, and bifacial factor of up to 85%. The two flagship product series, the 670 W high-power modules and 495 W residential modules, are designed to meet the needs of large-scale power stations and distributed generation scenarios, respectively.As of the date of this annual report, we have commenced production of ultra-high efficiency third-generation Tiger Neo products, with large-scale production expected by the end of 2025.

By the end of 2024, we led the industry as the first PV enterprise to surpass the milestone of 300 GW in cumulative module shipments. In 2024, our annual module shipments reached approximately 93 GW, marking the sixth year in the past decade that we ranked first globally in module shipments. Notably, our Tiger Neo N-type TOPCon modules, launched in 2021, had achieved cumulative shipments of 140 GW by the end of 2024, making us the first module manufacturer in the world to reach this milestone. In 2024, our N-type Tiger Neo series accounted for nearly 90% of our total module shipments.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. Our solar cells are manufactured from monocrystalline wafers through a comprehensive series of processes, including texturing, diffusion, laser SE (Selective Emitter), etching, thermal oxidation, backside passivation, LPCVD (Low Pressure Chemical Vapor Deposition), laser grooving, and screen printing. These cells form the essential base material for the production of PV modules, with the majority of our cell production capacity dedicated to manufacturing our own PV modules. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. In 2018, we led the industry in the resizing of the 158 mm x 158 mm solar cell. In 2019, we released solar cells of larger size and incorporating the tilling ribbon technology, which greatly increased the power of the components and brought more benefits to customers. In 2020, we developed and mass produced highly efficient P-type monocrystalline solar cells of 163 mm x 163 mm and 182 mm x 182 mm, and constructed an industry-leading production line for N-type monocrystalline solar cells. In December 2020, our maximum mass production efficiency of P-type monocrystalline solar cells and N-type monocrystalline solar cells reached 23.2% and 24.2%, respectively. In October 2021, our high-efficiency N-Type monocrystalline silicon solar cell set a new world record with the highest conversion efficiency of 25.4%. In the fourth quarter of 2021, the mass production efficiency of approximately 900MW N-type Topcon Cells in our Haining production facility reached 24.5%, with the yield rate close to that of the PERC.

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

By the end of 2024, the average mass-produced N-type cell efficiency reached nearly 26.5%, and the efficiency on the highest-performing production lines, the golden area reached over 26.7%.

In January 2025, our perovskite tandem solar cell based on N-type TOPCon set new record once again with a conversion efficiency of 33.84%.

Silicon Wafers

We commenced production of monocrystalline silicon wafers and multicrystalline silicon wafers in March 2008 and July 2008, respectively.

In 2018, we developed P-type and N-type monocrystalline silicon wafers with high quality and low oxygen content of 158 mm x 158 mm. In 2019, we developed technologies for silicon wafers of larger size, which resolved technical difficulties such as non-destructive cutting and concentric circle defects, and combined with N4/N5 technology, greatly improved the quality and efficiency of N-type monocrystalline silicon wafers while reducing its cost. In 2020, we developed and mass produced high quality silicon wafers of 182 mm x 182 mm. In 2024, we developed and mass produced N-type TOPCon cells of 182mm x 210mm, and conducted research on silicon wafers of 210 mm x 210 mm or larger size. We optimized Outer-furnace Czochralski technology and charging technology and developed and verified N7/N8 technology, which greatly improved the quality and efficiency of silicon wafers while increasing manufacturing capacity and reducing costs. In 2021 and 2022, we continued to reduce the thickness of mono wafers to save on polysilicon. In 2023, we continued to optimize and upgrade crystal pulling and slicing technologies to further improve efficiency and reduce cost. By the end of 2023, the thickness of mass-produced N-type 182mm silicon wafers and P-type 182mm silicon wafers had been reduced to 120 microns and 135 microns, respectively. In 2024, we continued to optimize and upgrade crystal pulling and slicing technologies, including introducing automated equipment, to further improve efficiency and reduce manufacturing cost.

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

In November 2019, we entered into an agreement to sell two of our solar power plants in Mexico with a combined capacity of 155 MW to an independent third party, which was completed in March 2020. In December 2021, we entered into an agreement to dispose of one power plant in Argentina with capacity of 93.3 MW to JinkoPower, which was completed in June 2022.

In addition, in order to promote our high-efficiency modules and cutting-edge N-type cell technologies, we, through a joint venture, Poyang Luohong, in which we then held 51% equity interest, had bid for and won a 250 MW solar project under NEA’s “Technology Top Runner” program in Shangrao, Jiangxi Province. The Technology Top Runner Project was connected to grid on December 8, 2019. We sold all of our equity interest in Poyang Luohong to an independent third party buyer and filed the change of ownership with Shangrao Market Supervision Administration on December 17, 2019.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in the fourth quarter of 2016. As of the date of this annual report, we continued to own two overseas solar power plants located in Abu Dhabi and Mexico.

Energy Storage System

We launched our energy storage system business in 2022. We offer residential energy storage system, commercial and industrial (C&I) energy storage system, and energy storage system designed for utility-scale power plants. We have entered into framework agreements and distribution agreements for the supply of our energy storage systems with various power suppliers and distributors in China and worldwide, including in the Middle and East Africa, Southeast Asia, North America, Australia, Japan, Europe and Latin America. In 2024, we continued to iterate and upgrade our energy storage products and solutions for residential, C&I, and utility-scale projects for different application scenarios. By the end of 2024, our energy storage system production line was operating steadily, and our annual shipments of energy storage system exceeded 1 GWh. We will continue to invest in R&D, products quality and other aspects to provide customers with safe and reliable products and solutions.

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

In June 2024, our subsidiary, Jinko Solar Denmark, was engaged to supply high voltage residential storage solutions to SolarToday for use in the DACH and Benelux regions starting from June 2024.

In June 2024, we entered into a Heads of Terms with kIEFER to supply our large-scale battery storage system, SunTera, to Athens International Airport (AIA), supporting its commitment to achieve Net Zero Carbon Emissions by 2025.

In March 2025, we held the signing ceremony with AIS GmbH Germany, officially initiating the delivery of a 66.5 MWh photovoltaic plus energy storage project in Germany.

In March 2025, we were once again recognized as a Tier 1 energy storage provider by Bloomberg New Energy Finance (BNEF). We have been ranked on the BNEF Tier1 list for four consecutive quarters from second quarter of 2024 to the first quarter of 2025.

Manufacturing

We manufacture and sell solar modules, solar cells, silicon wafers and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

Our annual production capacity for mono wafers, solar cells and solar modules as of December 31, 2024 was 120 GW, 95 GW and 130 GW, respectively.

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

	Industrial Use	Residential Use
Location	(square meters)	(square meters)
Shangrao, Jiangxi Province	1,842,523	50,370
Nanchang, Jiangxi Province	—	7,261
Fengcheng, Jiangxi Province	130,109	—
Haining, Zhejiang Province	1,318,920	18,963
Leshan, Sichuan Province	416,179	—
Yuhuan, Zhejiang Province	628,769	—
Yiwu, Zhejiang Province	281,620	—
Chuzhou, Anhui Province	289,091	—
Hefei, Anhui Province	1,042,903	—
Yushan, Jiangxi Province	189,111	—
Jinchang, Gansu Province	322,525	—
Xining, Qinghai Province	537,254	—
Shanghai	—	142,937
Total	6,999,004	219,531

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

					Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squarers
	Yushan,Jiangxi*	7	189,111	2021/1/22 to 2071/1/21
	Jinchang,Gansu*	10	322,525	2011/7/31 to 2061/7/31
	Leshan, Sichuan*	12	416,179	(i) 2019/5/31 to 2069/5/31
Silicon Ingots	Xining, Qinghai	15	537,254	(i) 2022/7/11 to 2072/7/11; (ii) 2024/3/1 to 2074/3/1
Solar Cells	Yuanhua Town, Haining, Zhejiang	3	106,260	(i) as of 2060/8/29; (ii) as of 2065/3/18	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Shangrao Economic Development Zone, Jiangxi	18	178,582	As of 2068/3/7
	Hefei, Anhui	19	304,689	(i) 2022/1/26 to 2072/1/26, (ii) 2023/1/5 to 2073/1/4
	Jianshan, Haining, Zhejiang	2	203,195	As of 2072/5/10
	Huangwan Town, Haining Zhejiang	20	432,053	As of 2071/7/20
Solar Modules	Shangrao Economic Development Zone, Jiangxi	5	724,799	July 6, 2009 to August 10, 2059	Laminating machine, solar cell module production line before and after component lamination, automatic glue spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining, Zhejiang	6	291,076	(i) as of 2060/7/25; (ii) as of 2064/11/30; (iii) as of 2068/3/15; (4) 2070/6/11; (5) 2068/3/15;
	Yuhuan, Zhejiang	9	628,769	April 27, 2023 to April 26, 2073
	Chuzhou, Anhui*	13	289,091	April 13, 2020 to April 12, 2070
	Yiwu, Zhejiang*	14	277,816	March 13, 2020 to March 12, 2070
	Hefei, Anhui	16	606,536	(i) 2022/8/18 to 2072/8/18; (ii) 2022/9/4 to 2072/9/4; (iii) 2023/1/5 to 2073/1/5; (iv) 2023/5/7 to 2073/5/7; (v) 2023/7/10 to 2073/7/10; (vi) 2024/1/6 to 2074/1/15
	Jianshan, Haining, Zhejiang	17	179,428	As of 2073/2/1
Photovoltaic materials	Fengcheng, Yichun, Jiangxi	4	130,109	2022/4/17 to 2072/4/16

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

*We ceased operations at the facility in 2024 as part of our phase-out of outdated production capacity.

As of December 31, 2024, short-term borrowings of RMB2.96 billion (US$405.9 million) and long-term borrowings of RMB4.41 billion (US$604.2 million) were secured by our land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

We have entered into purchase and other agreements for purchase of additional manufacturing equipment and expansion of our production capacities. Our capital commitments under these contracts amounted to RMB12.11 billion (US$1.66 billion) as of December 31, 2024, of which RMB4.01 billion (US$549.4 million) will be due in 2025 and RMB8.11 billion (US$1.11 billion) will be due after one year but within five years. We may terminate these agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.” And “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

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

Silicon Wafer Cutting

We cut silicon ingots into silicon wafers with high-precision diamond wire saws carrying slurry to cut silicon wafers from the silicon ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut silicon ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each silicon ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We mainly manufacture our P-type monocrystalline silicon wafers in 182mm x182mm and N-type monocrystalline silicon wafers in 182mm x 182mm and 182mm x 210mm dimensions. The dimensions of the silicon wafers we produce are dictated by current demands for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

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

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. In each of 2022, 2023 and 2024, virgin polysilicon accounted for over 90.0% of our total silicon raw material purchases by value. We also use recoverable silicon materials in our production. We procure our raw materials from diversified sources. In 2024, purchases from foreign suppliers and domestic suppliers accounted for 32.5% and 67.5% of our total silicon raw material purchases, respectively.

In 2022, 2023 and 2024, our five largest group suppliers accounted for 77.4%, 83.1% and 81.8%, respectively, of our total silicon purchases by value. In 2022, two of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 34.0% of our total silicon purchases by value. In 2023, four of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 30.6% of our total silicon purchases by value. In 2024, four of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 25.4% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2024, we had RMB3.17 billion (US$434.9 million) of advances to suppliers.

To secure a stable supply of polycrystalline silicon and crystalline silicon, we have entered into strategic cooperation and long-term procurement contracts with key supppliers in China.

Virgin Polysilicon

We purchase solar grade virgin polysilicon from both domestic and foreign suppliers. We purchase our virgin polysilicon through spot market purchases to take advantage of decreasing virgin polysilicon prices.

Recoverable Silicon Materials

We purchase pre-screened recoverable silicon materials from our suppliers which are delivered to our facilities for chemical treatment, cleaning and sorting into recovered silicon materials. Currently, we secure most of our recoverable silicon materials through long-term contracts.

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

Customers and Markets

We primarily sell solar products in both China and overseas markets, and before the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2022, 2023 and 2024, we generated 41.9%, 38.3% and 33.8% of our revenues from domestic sales and 58.1%, 61.7% and 66.2% of our revenues from sales outside China, respectively. As of December 31, 2024, we had customers from various countries and regions, including China, the United States, India, Saudi Arabia, Australia, Pakistan, Brazil, Poland, Japan, Spain and Germany. The following table sets forth our net revenues generated from sales of products to customers in respective geographic locations both in absolute amounts and as percentages of net revenues, for the periods indicated.

	2022		2023		2024
	(RMB in		(RMB in		(RMB in	(US$ in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Inside China (including Hong Kong and Taiwan)	34,839,409.8	41.9%	45,418,257.0	38.3%	31,212,181.0	4,276,051.0	33.8%
The Americas	11,704,413.2	14.1%	21,640,478.0	18.2%	22,535,516.0	3,087,353.0	24.4%
Europe	19,637,776.6	23.6%	21,731,240.0	18.3%	13,624,895.0	1,866,603.0	14.8%
Asia Pacific (except China which includes Hong Kong and Taiwan)	11,274,446.6	13.6%	19,431,642.0	16.4%	1,771,391.0	242,680.0	1.9%
Rest of the world	5,671,249.4	6.8%	10,456,974.0	8.8%	23,112,319.0	3,166,375.0	25.1%
Total	83,127,295.6	100.0%	118,678,591.0	100.0%	92,256,302.0	12,639,062.0	100.0%

Sales of solar modules are our largest revenue contributor, which accounted for 96.5% of our total revenues in 2024. We sell silicon wafers and solar cells to the extent we do not consume them for our own production. We expect that our sales of solar modules will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2022, 2023 and 2024. In 2022, 2023 and 2024, our largest group customer accounted for 5.4%, 5.1% and 7.7% of our total revenue, respectively. A “group customer” refers to an aggregation of our customers that are within the same corporate group. The following table sets forth the primary products sold to our top five group customers and the percentage of total revenues generated by sales to our top five group customers for the periods indicated:

	2022		2023		2024
	Products	(%)	Products	(%)	Products	(%)
Top five group customers	Solar modules	15.3	Solar modules	16.8	Solar modules	18.6

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

Sales and Marketing

We sell solar modules under both short-term and long-term contracts. We negotiate payment terms on a case-by-case basis. Most of our overseas’ customers are allowed to make full payment within 90 days. Our domestic customers typically make 90%-95% of payment within 180 days after delivery and the remaining balance is paid when a retainage period, ranging from one year to two year after the normal operation of related customer’s solar project, ends.

We retain a substantial portion of our solar cells for our own solar module production, while maintaining our flexibility to respond to market changes and price fluctuations by selling a portion of our solar cells in the spot market under favorable circumstances.

Historically, we made substantial sales of silicon wafers. Currently, we retain a substantial portion of our silicon wafers for our own solar cell production, while selling the remaining to our solar cell suppliers to set off a portion of our payment obligations for our solar cell purchases.

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. We established a sales and marketing center in Shanghai in January 2009, which provides us with convenient access to domestic and international sales channels. In November 2009, we established JinkoSolar International Limited in Hong Kong to get easy access to major export markets. We began exporting our silicon wafers to Hong Kong in May 2008, and have since expanded our sales to Taiwan, India, the Netherlands, Singapore and South Korea. With our entry into the downstream solar module markets, we have further successfully marketed our products to customers in China, United States, India, Brazil, Japan, Germany, Australia, Spain, Poland, Netherlands, Saudi Arabia and other countries. As of December 31, 2024, we had a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India and 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico and other countries.

As of December 31, 2024, we had an aggregate of over 6400 customers in more than 190 countries and regions for our solar modules, including distributors, project developers and EPC service providers, and reached a cumulative module shipment volume of over 300 GW.

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

In June 2024, we were recognized as a Top Performer across all reliability categories in the 2024 PV Module Reliability Scorecard published by Kiwa PVEL.

In September 2024, we were recognized as an “Overall Highest Achiever” in Renewable Energy Testing Center’s 2024 PV Module Index Report, marking the fifth consecutive year we have achieved this recognition.

In December 2024, we were recognized with two prestigious awards from EUPD Research: the Solar Prosumer and the DACH Energy Transition Award.

In February 2025, we were ranked No.1 in the Global Solar Module Manufacturers Ranking 2025 report published by Wood Mackenzie.

In March 2025, we were ranked as the most bankable solar module company in the 2024 PV Module Bankability Survey by Bloomberg New Energy Finance (BloombergNEF).

Quality Control

According to ISO9001 and IEC 62941 quality management standards, we have established a complete quality control system covering the whole cycle of R&D, procurement and manufacturing, etc., to ensure the consistency of our product quality and compliance with product standard requirements. In 2024, Our quality management systems in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province, Chuxiong, Yunnan Province, Xining, Qinghai Province, Taiyuan, Shanxi Province, U.S. and Vietnam have all received the TÜV Rheinland ISO9001 certification. In addition, our module manufacturing factories in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Taiyuan, Shanxi Province, and Hefei, Anhui Province have received the TÜV-NORD IEC 62941 certification.

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received TÜV, PID, Salt, Ammonia, Dust & Sand and CE certifications for all of our solar modules sold in Europe, JPEA certifications for all of our solar module sold in Japan, UL certifications for all solar modules sold in North America and BIS certifications for all solar modules sold in India, KS certification for all solar modules sold in Korea and CQC certification for all of our solar modules in China. In May 2013, our modules became the first to pass TÜV NORD’s dynamic mechanical load testing with maximum 1000 Pascal downward load. In 2013, our solar modules also passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TÜV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TÜV Rheinland. In May 2016, we became the first Chinese PV manufacturer that received Qualification Plus certification from TÜV Rheinland for solar modules. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we became one of the first PV module providers to guarantee that all our standard PV modules meet IEC 62804 double anti-PID standards. In August 2021, we obtained the first photovoltaic module LCA (Life Cycle Assessment) certificate in the Greater China region issued by TÜV Rheinland (China) Ltd., and passed the Italian EPD certification. In February 2022, our factory in Shangrao obtained our first SNI certification. In 2024, our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province, Xining, Qinghai Province, Chuxiong, Yunnan Province and Vietnam received the SGS ISO50001 certification. Our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Hefei, Anhui Province, Xining, Qinghai Province, Chuxiong, Yunnan Province, and Vietnam also received the ISO14064 certification. In addition, our 6 mainstream PV products and the SUNTERA 3.44MWH liquid-cooled energy storage system have also received the ISO14067 certification.

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

In October 2009, we opened our PV module testing laboratory in Jiangxi, China, which can conduct over 20 different kinds of tests, ranging from basic power and temperature tests to challenging hot spot, pre-decay and UV aging tests, all of which conform to UL and International Electrotechnical Commission regulations. In February 2012, the laboratory was awarded the UL Witness Testing Data Program (“WTDP”) Certificate and, in August 2012, it was certified by China National Accreditation Service (“CNAS”). In September 2014, the laboratory was certified by Intertek Satellite Lab and obtained TÜV Nord CB Lab certificate in the same year. In March 2016, it also obtained the CGC Certificate and was certified as TMP laboratory by TÜV Rheinland. The laboratory received the DEKA TMP Laboratory Certificate in July 2020 and the SGS TMP Laboratory Certificate in May 2021, TÜV SUD TMP Laboratory Certificate In September 2022. We established additional laboratories in Haining, Zhejiang Province in 2016, and in Hefei, Anhui Province and Vietnam in 2023. In June 2024, our laboratories in Haining and Hefei were certified by CNAS.

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

Competition

We operate in a highly competitive and rapidly evolving market. As we expand our solar wafer, cell and solar module production capacity and increase the output of these products, we mainly compete with both integrated and specialized manufacturers of solar power products, such as Longi Green Energy Technology Co., Ltd., Trina Solar Ltd., Canadian Solar Inc. and JA Solar Holdings Co., Ltd, in a continuously evolving industry. Recently, some upstream polysilicon manufacturers and downstream manufacturers, such as Tongwei and Astronergy, have also established or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations. We expect to face increased competition as other manufacturers of silicon ingots, silicon wafer, solar cell and solar module continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages, as they are less dependent on upstream suppliers and/or downstream customers in the value chain. Furthermore, some Chinese have competitors built new production capacity overseas, including in Southeast Asia and the United States, to expand their sales and marketing operations, which has intensified the competition in overseas markets.

We compete primarily in terms of product quality and consistency, pricing, timely delivery, ability to fill large orders and reputation for reliable customer support services. We believe that our global manufacturing and sales network, strong R&D capabilities and patent portfolio, high-efficiency N-type products, integrated capacity structure and cost control capability will continue to strengthen our overall competitiveness.

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

On April 26, 2024, a fire accident occurred in one of our wafer slicing and solar cell manufacturing workshops in Shanxi Province, China (the “Shanxi Incident”). This incident resulted in significant damage to certain equipment and other assets. Following the accident, we promptly initiated loss assessment and insurance claim verification procedures. We have also reallocated our wafer and cell production across different manufacturing workshops to minimize disruptions to our manufacturing process. This incident has had a material impact on our results of operations for the year ended December 31, 2024. Based on the current progress of damage assessment and taking into account potential insurance recoveries, we estimate that the overall losses caused by the Shanxi Incident amount to approximately RMB0.67 billion. As of the date of this annual report, the cause of the Shanxi Incident was under investigation and the specific losses incurred were still under verification. Should another such accident happen, we could face penalties, liability claims and significant losses, which may materially and adversely affect our results of operations and financial position and damage our reputation. See “Risk Factors—Risks Related to Our Business and Industry—Our operations are subject to natural disasters, adverse weather conditions, operating hazards, production safety accidents, environmental incidents and labor disputes.”

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

Environmental Matters

We generate and discharge waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal or outsource the disposal of waste materials, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental protection staff at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with PRC environmental standards. We are required to comply with all PRC national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations prohibit the discharge of waste materials above prescribed levels, impose penalties for such violations accordingly, and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction and renewable energy development regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.” Jiangxi Jinko obtained the certificate issued by the Bureau of Ecology and Environment of Shangrao Economic Development Zone confirming that we were in compliance with the environmental protection laws from 2018 till 2024.

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but also to minimize the environmental impact. As of December 31, 2024, all of our manufacturing facilities in operation have received the ISO 9001 Quality Management System Certification, the ISO 14001 Environmental Management System Certification, and ISO 45001 Occupational Health and Safety Management System Certification. Our module manufacturing facilities in operation in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province and Shanxi Province have received IEC 62941 certification. Seven of our manufacturing facilities in operation have received the ISO 50001 Energy Management System Certification. In addition, six of our manufacturing facilities executed ISO 14064certification. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level. In September 2016, we helped create the first PV recycling network in the U.S. In November 2017, we were awarded the Cradle-to-Cradle certificate by SGS, the world’s leading testing, inspection, verification, and certification organization, which demonstrates our commitment to high environmental, health and safety standards in our products and manufacturing processes. In December 2017, we were selected as a 2016-17 Leader in Silicon Valley Toxics Coalition’s Solar Scorecard, a system which ensures that the PV sector is safe for the environment, workers, and communities. In 2019, our manufacturing facility in Shangrao obtained the discharge permit for cell industry. In 2020, we received the Jinggangshan Quality Award of Jiangxi Province. In 2023, we were selected as the candidate for the 5th China Quality Award Nomination Award and the national Chief Quality Officer Typical Case of Quality Transformation and Innovation, with the highest rating of our market quality credit (AAA). In 2024, the Company was nominated for the Fifth China Quality Award and recognized as a Leading Enterprise in the Construction of a Quality Strong Country. In addition, the Company launched its Neo Green modules, produced in its in-house “zero carbon factory” certified by third-party organizations.

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

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. Insurance coverage for Jiangxi Jinko’s fixed assets and inventory other than land amounted to RMB19.16 billion (US$2.62 billion) as of December 31, 2024. Insurance coverage for Zhejiang Jinko’s fixed assets and inventory amounted to RMB24.09 billion (US$3.30 billion) as of December 31, 2024. As of December 31, 2024, we had product liability insurance coverage for most of our manufacturing and marketing companies of up to US$4.57 billion, export credit insurance coverage for most of our manufacturing and marketing companies of up to US$2.78 billion and product transportation liability insurance coverage for all of our product transportation companies of up to RMB149.83 billion (US$20.53 billion).

We engaged PowerGuard, a firm specializing in unique insurance and risk management solutions for the wind and solar energy industries to provide insurance coverage for the product warranty services for our solar modules worldwide. We renewed the insurance policy provided by PowerGuard upon its expiration in every May from 2011 to 2019. The policy offered back-to-back coverage through a maximum of 10-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) warranty against degradation of module power output from the time of delivery. In April 2020, our engagement with PowerGuard expired. In December 2018, we engaged Ariel Syndicate 1910 of Lloyd’s (“Ariel Re”), a firm specialized in unique insurance and risk management solutions for the wind and solar energy industries, to provide insurance coverage for the product warranty services of our solar modules worldwide effective from May 2019. We renewed the insurance policy provided by Ariel Re from 2021 to 2022. The policy offers back-to-back coverage through a maximum of ten-year limited product defects warranty, as well as a 25-year (30-year for dual glass module) linear warranty against degradation of module power output from the time of delivery. In January 2023, we engaged Munich Re to provide insurance coverage for the product warranty services of our solar modules worldwide effective from January 1, 2023. The policy offers back-to-back coverage through a maximum of 15-year limited product defects warranty, as well as a 30-year linear warranty against degradation of module power output from the time of delivery. In January 2025, we engaged Ariel Re to provide insurance coverage for the product warranty services of our solar modules worldwide effective from January 1, 2025. The policy offers back-to-back coverage through a maximum of 15-year limited product defects warranty, as well as a 30-year linear warranty against degradation of module power output from the time of delivery.

In addition, in November 2012, we also purchased a policy for environmental liabilities insurance covering our operations in Jiaxing, Zhejiang Province, as required by the Environmental Protection Bureau of Jiaxing City. We believe that our overall insurance coverage is consistent with the market practice in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of RMB41.9 million, RMB59.4 million and RMB62.51 million (US$8.56 million) in insurance premiums in 2022, 2023 and 2024, respectively.

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

The PRC Energy Law, which came into effect on January 1, 2025, covers aspects such as energy planning, development and utilization, market system, reserve and emergency, scientific and technological innovation, supervision and management, and legal liability. It clarifies the priority of developing renewable energy, increasing the proportion of non-fossil energy, standardizes the project development process and technical standards, and improves the power consumption guarantee and green energy consumption promotion mechanisms.

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

The NEA has promulgated the Guide Opinion on Energy for 2016, as amended by the Guide Opinion on Energy for 2017, Guide Opinion on Energy for 2018, Guide Opinion on Energy for 2020, Guide Opinion on Energy for 2021, Guide Opinion on Energy for 2022, Guide Opinion on Energy for 2023, Guide Opinion on Energy for 2024, Guide Opinion on Energy for 2025 in the past few years, which encouraged the development of solar power.

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

According to the Foreign Investment Law and its implementing regulations, the PRC applies the administrative system of pre-establishment national treatment and negative list to foreign investments. “Pre-establishment national treatment” means the treatment accorded to foreign investors and their investments will be no less favorable to that accorded to domestic investors and their investments at the stage of investment access. On June 28, 2018, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (2018 Edition) (the “Negative List”), which came into force on July 28, 2018 and subsequently amended by the Special Administrative Measures for the Access of Foreign Investment (2019 Edition), the Special Administrative Measures for the Access of Foreign Investment (2020 Edition), Special Administrative Measures for the Access of Foreign Investment (2021 Edition) and Special Administrative Measures for the Access of Foreign Investment (2024 Edition). “Negative list” means a special administrative measure for access of foreign investment in specific fields as imposed by the PRC. Foreign investors are not allowed to invest in the forbidden investment as specified in the negative list. Foreign investors must comply with the special equity management requirements, senior management requirements and other restrictive access special management measures when making investments in the restricted investments as specified in the negative list. The Negative List provides that sectors that are not specified in the Negative List shall be subject to administration under the principle of treating domestic investments and foreign investments equally. Simultaneously, the NDRC and the MOFCOM jointly issued the Industrial Catalogue to Encourage Foreign Investment (2022 Edition) to include photovoltaic power generation equipment manufacturing within the scope of industries that encourage foreign investment.

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

With respect to our PRC operations, Jiangxi Jinko, Zhejiang Jinko, Haining Jinko, Shangrao Jinko, Zhejiang New Materials and Anhui Jinko have been designated by the relevant local authorities as High and New Technology Enterprises” (“HNTEs”) under the CIT Law. Zhejiang Jinko received the HNTE designation in 2021, which was renewed in December 2024, and it enjoyed the preferential tax rate of 15% (the “Preferential Rate”) from 2021 to 2024. Jiangxi Jinko was designated as an HNTE in December 2022 and enjoyed the Preferential Rate from 2022 to 2024. Haining Jinko and Zhejiang New Materials received the HNTE designation in December 2022 and enjoyed the Preferential Rate from 2022 to 2024. Shangrao Jinko received the HNTE designation in November 2022 and enjoyed the Preferential Rate from 2022 to 2024. Anhui Jinko was designated as an HNTE in November 2023 and will enjoy the Preferential Rate through 2025. In addition, Chuxiong Jinko and Qinghai Jinko, our operating subsidiaries, have been designated by the relevant local authorities as “Enterprises in the Encouraged Industry.” According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises in encouraged industries that are established in the western region of China can continue to enjoy a preferential tax rate of 15% until December 31, 2030.

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

VAT

Pursuant to the Interim Regulations on Value-added Tax as amended on February 6, 2016 (the “2016 Interim Regulations on Value-added Tax”), and the Implementing Rules of the Interim Regulations on Value-added Tax as amended on October 28, 2011, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in the PRC are required to pay VAT. The 2016 Interim Regulations on Value-added Tax and their Implementing Rules also provide that gross proceeds from sales and importation of goods and provision of services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a rate of 13%. The 2016 Interim Regulation on Value-added Tax was further amended on November 19, 2017, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 17%, with exceptions for certain categories of goods that are taxed at a VAT rate of 11%. On April 4, 2018, the Circular of the MOF and the STA on Adjusting Value-added Tax Rates was promulgated, in which gross proceeds from sales and importation of goods and provision of services and tangible personal property leasing services are generally subject to a VAT rate of 16%, with exceptions for certain categories of goods that are taxed at a VAT rate of 10%. On March 20, 2019, the Announcement on Relevant Policies for Deepening Value-Added Tax Reform was jointly promulgated the Ministry of Finance, the STA and the General Administration of Customs, which further provides that effective from the date of April 1, 2019, the VAT rate of gross proceeds from sales and importation of goods and provision of services shall be adjusted from 16% to 13%, with the VAT rate of certain categories of goods shall be adjusted from 10% to 9%. According to the Value Added Tax Law of the PRC issued by the Standing Committee of the PRC National People’s Congress on December 25, 2024 and to be implemented on January 1, 2026, gross proceeds from sales and importation of goods and provision of services are subject to VAT at a rate of 13%, with exceptions for certain categories of goods and services that are taxed at a rate of 9% or 6%.

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

C.           Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Investment Limited	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd.	December 13, 2006	PRC	58.8%

Zhejiang Jinko Solar Co., Ltd.	June 30, 2009	PRC	44.5%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	58.8%

JinkoSolar GmbH	April 1, 2010	Germany	58.8%

Zhejiang Jinko Trading Co., Ltd.	June 13, 2010	PRC	58.8%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	58.8%

JinkoSolar (U.S.) Inc.	August 19, 2010	United States	58.8%

Jiangxi Photovoltaic Materials Co., Ltd.	December 10, 2010	PRC	58.8%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	58.8%

JinkoSolar (US) Holdings Inc.	June 7, 2011	United States	58.8%

Jinko Solar Canada Co., Ltd.	November 18, 2011	Canada	58.8%

Jinko Solar Australia Holdings Co. Pty Ltd.	December 7, 2011	Australia	58.8%

Jinko Solar Japan K.K.	May 21, 2012	Japan	58.8%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	58.8%

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	58.8%

JinkoSolar Trading Private Limited	February 6, 2017	India	58.8%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	58.8%

JinkoSolar International Development Limited	August 28, 2015	Hong Kong	100%

Canton Best Limited	September 16, 2013	BVI	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	United States	58.8%

JinkoSolar (Haining) Co. Ltd.	December 15, 2017	PRC	41.4%

Jinko Solar Korea Co., Ltd.	December 3, 2018	South Korea	58.8%

JinkoSolar (Sichuan) Co., Ltd.	February 18, 2019	PRC	38.5%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	58.8%

Omega Solar Sdn. Bhd	September 23, 2019	Malaysia	58.8%

JinkoSolar (Chuzhou) Co., Ltd.	December 26, 2019	PRC	58.8%

JinkoSolar (Yiwu) Co., Ltd	September 19, 2019	PRC	58.8%

JinkoSolar (Shangrao) Co., Ltd.	April 17, 2020	PRC	43.1%

Rui Xu Co., Ltd.	July 24, 2019	PRC	58.8%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	58.8%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	58.8%

JinkoSolar (Chuxiong) Co., Ltd.	September 25, 2020	PRC	58.8%

Jinko Solar (Malaysia) SDN BHD.	August 28, 2020	Malaysia	58.8%

Jinko Solar (Leshan) Co., Ltd.	April 25, 2021	PRC	41.2%

Jinko Solar (Vietnam) Industries Company Limited	March 29, 2021	Vietnam	58.8%

Jinko Solar (Anhui) Co., Ltd.	September 3, 2021	PRC	44.2%

Jinko Solar (Yushan) Co., Ltd.	September 26, 2021	PRC	47.0%

Zhejiang New Materials Co., Ltd.	March 24, 2020	PRC	58.8%

JinkoSolar Italy S.R.L.	July 8, 2011	Italy	58.8%

JinkoSolar (Qinghai) Co., Ltd.	April 3, 2019	PRC	58.8%

Fengcheng Jinko PV Materials Co., Ltd	August 11, 2021	PRC	58.8%

JinkoSolar (Feidong) Co., Ltd. (“Jinko Feidong”)	September 23, 2021	PRC	32.3%

JinkoSolar (Jinchang) Co., Ltd. (“Jinko Jinchang”)	September 24, 2021	PRC	58.8%

JinkoSolar (Poyang) Co., Ltd. (“Jinko Poyang”)	December 1, 2021	PRC	58.8%

Shangrao Changxin Enterprise Management Center LP. ( “Shangrao Changxin”)	December 16, 2021	PRC	100%

Shangrao Changxin No. 1 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 2 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 3 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 5 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 6 Enterprise Management Center LP.	October 25, 2022	PRC	100%

Jiaxing Jinyue Phase I Venture Capital Partnership( “Jiaxing Jinyue”)	April 26, 2022	PRC	78.2%

Shangrao Jinko PV Manufacturing Co., Ltd	March 28, 2022	PRC	58.8%

Shangrao Guangxin Jinko PV Manufacturing Co., Ltd	March 23, 2022	PRC	58.8%

Shanxi JinkoSolar Smart Manufacturing Co., Ltd	June 6, 2024	PRC	58.8%

Jiangxi Jinko Energy Storage Co., Ltd	May 26, 2022	PRC	58.8%

Shanxi JinkoSolar II Smart Manufacturing Co., Ltd	June 6, 2024	PRC	58.8%

Jinko Energy Storage Technology Co., Ltd	December 6, 2022	PRC	58.8%

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

Shanxi JinkoSolar III Smart Manufacturing Co.	July 3, 2023	PRC	58.8%

ZheJiang Jinko Energy Storage Co., Ltd	April 11, 2023	PRC	58.8%

MYTIKAS INVESTMENT LIMITED	June 1, 2023	Hong Kong	100%

Haining JinkoSolar Smart Manufacturing Co., Ltd	August 10, 2023	PRC	58.8%

D.Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, manufacturing from silicon wafers to solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production. As of December 31, 2024, we had an integrated annual capacity of 120 GW for mono wafers, 95 GW for solar cells and 130 GW for solar modules.

Our revenues were RMB83.13 billion, RMB118.68 billion and RMB92.26 billion (US$12.64 billion) in 2022, 2023 and 2024, respectively. We had net income of RMB1.57 billion, RMB6.45 billion and RMB13.5 million (US$1.8 million) in 2022, 2023 and 2024, respectively.

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

Since 2020, various de-carbonization policies from major economies such as the United States, Europe and China has underpinned strong future solar demand outlook. In the United States, solar demand is expected to be more than double over the next five years under the Biden administration, with major commitments to climate change including plans for the United States to rejoin the Paris Agreement, extension of 30% solar ITC for five years, and to achieve net zero emissions by 2050. The European Union has officially announced plans to increase the greenhouse gases reduction target from 40% to at least 60% below 1990 levels by 2030. China outlined strategic plans to hit peak emissions before 2030 and reach carbon neutrality by 2060, and we are expecting the 14th Five-Year Energy Plan to focus on non-fossil energy sources with higher proportions of renewable energy, construction plans for large-scale energy storage and grid transformation. Although the periodic increase in the price of PV products has caused some downward pressure on the project’s internal rate of return, the year-end additional installation significantly increased to 48.2GW, as announced by NEA. Since 2021, the cost of PV systems has increased significantly due to the higher price of upstream raw materials, and increased bulk commodities as well as freight costs, which temporarily affected the downstream demand. However, due to the transition to renewable energy in most regions of the world, the increase in electricity prices, the availability of financing support and other favorable policies for PV projects, the resilience of solar demand gradually increased and the overall demand for PV has achieved steady year-over-year growth. Furthermore, market demand became more diversified in 2021 compared with previous years. For example, distributed generation business experienced rapid development in 2021 with more flexible business models and lower sensitivity to prices; and the demand to large size high-efficiency products increased significantly as a result of its lower cost. In China, the year-end additional installation has reached nearly 55GW in which distributed generation business contributed to more than half of total additional installation. Driven by accelerating energy transition in many countries and across several industries, as well as the energy supply crisis caused by the Russia-Ukraine conflict, demand for solar products has exploded globally in 2022. Newly-added installation in China increased 59% year over year to 87.4GW in 2022, as announced by the NEA. According to Infolink, China exported 154.8 GW of modules 2022, with a 74% year-over-year increase. In 2023, price declines in the supply chain stimulated the demand for modules in China. As announced by the National Energy Administration of China, new installations in China increased by 148.12% year-over-year to 216.88GW in 2023. As one of the “new three” products to boost China’s exports, solar modules have become a new driving force for China’s economy and also contributes to global energy transition. Meanwhile, intensified competition brought by changes in supply and demand, accelerated technical iteration, high interest rates, and geopolitical tensions caused some volatility in the global PV market, and posed challenges to all industry players. Global solar demand continued to grow in 2024. According to the NEA, newly installations in China reached 277 GW in 2024, representing a 28% year-over year increase. China’s PV module exports totaled 236 GW in 2024, up 13% from 208 GW in 2023, according to InfoLink Consulting. However, the growth rate slowed down after two years of strong growth, due to uncertainties related to grid consumption issues in China, protectionist policies in India, trade barriers in the United States and other factors. Intensified supply-demand imbalances led to a downward trend in end products prices, pressuring profitability across all segments of the industrial chain. In order to steer the industry back to healthy development, national authorities took steps to address the structural imbalances between supply and demand. For example, in the fourth quarter of 2024, the MIIT announced official standards on solar PV manufacturing projects, imposing stricter energy requirements for new capacity, and the MOF announced a reduction in export tax rebates for solar wafer, cell and module from 13% to 9%, effective December 1, 2024. Moreover, in February 2025, the NDRC and NEA jointly announced a policy on market-based reforms for on-grid renewable energy pricing, aimed at promoting high-quality industry development.

We believe that the steady reduction in the manufacturing cost of solar power products will stimulate demand for solar power and solar power products in the long term. In the mid- to long-term, the rapid expansion of AI data centers may lead to a tightening power supply in the world, and as result, the demand for clean power generation is expected to further increase. According to the International Energy Agency (IEA), renewable energy is expected to supply half of global electricity demand by 2030, with wind and solar PV generation doubling their share to 30%, creating vast growth potential for the PV industry.

To proactively adapt to changes in the market, we implemented a number of strategic measures. Prior to the May 2018 policy announcement, we had already started reducing costs and improving efficiencies across our business. We are also shifting resources towards our high-efficiency mono-product in line to meet growing market demand. We began producing mono-wafers in 2016. Based on our continuous leading R&D capabilities and mass production experience started from 2019, we are expanding N-type cell production capacity. We made further progress in efficiency improvement and cost reduction for N-type products due to the continuous efforts of our R&D team, leveraging our accumulated industry knowledge and mass production experience. By the end of 2024, our accumulated global module shipments exceeded 300 GW, with high-efficiency Tiger Neo modules accounted for approximately 90% of total module shipments in 2024. We have established an overseas industrial chain network with integrated production capabilities, including over 10 GW of N-type integrated capacity in Southeast Asia and 2 GW of N-type module capacity in United States.

We are committed to a localization strategy, advancing our global presence from “global sales” to “global manufacturing” and “global investing.” In July 2024, we entered into a shareholder agreement to form a joint venture with RELC and VI in Saudi Arabia to build and operate a 10 GW local manufacturing facility for high-efficiency solar cells and solar modules. The facility is expected to be operational in the second half of 2026. Upon completion, it is expected to become one of the largest overseas N-type production facilities. This marks an important milestone for our globalization strategy. By leveraging our strengths in technology, patent portfolio, manufacturing capabilities, operating expertise, and global marketing and service networks, we are dedicated to building localized solar ecosystems together with our partners, so as to achieve synergy of resources and complementarity of advantages and further grow our competitiveness in the global market.

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

Our accounts receivable turnover days were 74 days, 79 days and 90 days in 2022, 2023 and 2024, respectively. Allowances for credit losses receivable were RMB584.1 million and RMB685.2 million and RMB829.4 million (US$113.6 million) as of December 31, 2022, 2023 and 2024, respectively. Provision of allowance for credit losses receivable were RMB394.3 million, RMB181.8 million and RMB257.9 million (US$35.3 million) in 2022, 2023 and 2024, respectively, and reversal of allowances for credit losses receivable were RMB114.8 million, RMB77.0 million and RMB113.7 million (US$15.6 million) in 2022, 2023 and 2024, respectively. We made bad debt provisions for certain long-term receivables in prior years, which was in line with the adverse economic environment in solar industry. With the recovery of solar industry since 2013, we made efforts to improve the cash collection for the aged accounts receivable. We reversed allowance for credit losses receivable upon subsequent collections. We will continue to make assessment and properly provide the provision on credit losses.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the NDRC, the Ministry of Finance and the NEA issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, according to the Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Japan, between 2012 and 2024, the Japanese government reduced its FIT (per kWh) from JPY40 to JPY16 for projects below 10 kW, from JPY42 to JPY10 for certain projects between 10 kW to 50 kW, and to JPY9.2 for ground-mounted projects above 50 kW, and will further reduce its FIT in 2025.

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

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the Americas market and European market accounted for 24.4% and 14.8% of our total revenue in 2024, respectively.

Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. In 2024, we continue to optimize our capacity structure, with the scale of N-type cell capacity and shipments of N-type products leading the industry. As of December 31, 2024, we had an integrated annual capacity of 120 GW for mono wafers, 95 GW for solar cells and 130 GW for solar modules. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt. By the end of 2024, our cumulative shipments of N-type products exceeded 140 GW, making us the first module manufacturer in the world to reach this milestone. In 2024, our N-type Tiger Neo series accounted for nearly 90% of our total module shipments.

The following table presents our integrated annual capacity of silicon wafers and solar cells as of December 31, 2022, 2023 and 2024.

	Annual Production Capacity as of December 31,
	2022	2023	2024

	(GW)
Monocrystalline silicon wafers	65.0	85.0	120.0
Solar cells	55.0	90.0	95.0
Solar modules	70.0	110.0	130.0

We are taking a more cautious approach to capacity expansion in 2025 and do not expect to add capacity besides upgrades to TOPCon technology. We expect annual mono wafer, solar cell and solar module production capacity to reach 120 GW, 95 GW and 130 GW, respectively, by the end of 2025.

Selected Statement of Operations Items

Revenues

Currently, we derive our revenues primarily from the sales of solar modules and, to a lesser extent, from the sales of silicon wafers and solar cells. We also derive a small portion of revenues from the sales of other solar materials, generated electricity and processing service fees, as well as the sales of our solar power plants. Our sales of other materials primarily consist of sales of raw materials and auxiliary materials. Our processing services primarily represent silicon material processing services. We expect the sales of solar modules to continue to be our primary source of revenues. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	2022		2023		2024
	(RMB in		(RMB in		(RMB in	(US$ in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Products
Silicon wafers	466,553.0	0.6	283,561.0	0.2	151,095.0	20,700.0	0.1
Solar cells	1,024,113.7	1.2	1,597,490.0	1.3	826,104.0	113,176.0	0.9
Solar modules	80,224,353.8	96.5	114,381,172.0	96.5	89,014,018.0	12,194,870.0	96.5
Sales of other solar materials	1,380,875.0	1.7	2,374,386.0	2.0	2,265,085.0	310,315.0	2.5
Sales of solar projects	31,400.1	0.0	41,982.0	—	—	—	—
Processing service fees	—	—	—	—	—	—	—
Revenue from generated electricity	—	—	—	—	—	—	—
Total	83,127,295.6	100.0	118,678,591.0	100.0	92,256,302.0	12,639,062.0	100.0

Our revenues are affected by sales volumes, product mix and average selling prices. The following table sets forth, by products, the sales volumes for the periods indicated:

	2022	2023	2024
Sales volume:
Silicon wafers (MW)	1,062.6	1,530.6	1,924.2
Solar cells (MW)	997.0	3,512.0	4,798.3
Solar modules (MW)	44,333.8	78,519.8	92,873.3

The following table presents the sales volumes by solar module types for the periods indicated:

	2022	2023	2024
Sales volume:
Solar modules – Poly (MW)	1.3	0.3	—
Solar modules – Mono (MW)	13.0	256.6	—
Solar modules – N Type	10,684.0	48,405.1	81,291.6
Solar modules – Mono PERC (MW)	33,635.5	29,857.8	11,581.7
Total	44,333.8	78,519.8	92,873.3

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of both virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2022, 2023 and 2024, our cost of revenues was RMB70.85 billion, RMB99.63 billion and RMB82.20 billion (US$11.26 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment of long-lived assets.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2022, 2023 and 2024, our selling and marketing expenses were RMB7.24 billion, RMB6.82 billion and RMB6.64 billion (US$909.9 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, disposal and impairment of long-lived assets as well as provision for bad debts. In 2022, 2023 and 2024, our general and administrative expenses were RMB3.51 billion,RMB4.58 billion and RMB4.60 billion (US$629.9 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2022, 2023 and 2024, our research and development expenses were RMB724.8 million, RMB911.9 million and RMB920.5 million (US$126.1 million), respectively.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain equipment for upgrade in our wafer and cell production line and impairment for one of our overseas solar power projects. In 2022, 2023 and 2024, we recognized impairment of long-lived assets of RMB373.7 million, RMB640.0 million and RMB1.24 billion (US$170.2 million), respectively.

Interest Expenses, Net

Our interest expenses primarily consist of interest expenses incurred on bank bororwings and the issuance of bonds. Our interest income primarily consist of interests earned on bank deposits. In 2022, 2023 and 2024, we incurred interest expenses of RMB1.15 billion, RMB1.24 billion, and RMB1.14 billion (US$156.6 million) net of interest income of RMB588.7 million, RMB0.55 billion, and RMB414.7 million (US$56.8 million), respectively. Interest expenses capitalized during the construction period of property, plant and equipment, and project assets in 2022, 2023 and 2024 were RMB70.7 million, RMB71.7 million, and RMB60.8 million (US$8.3 million), respectively.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations on us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future. In 2022, 2023 and 2024, our government subsidy income, which was not assets-related, was RMB1.09 billion, RMB1.18 billion and RMB2.45 billion (US$335.5 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB1.47 billion and RMB2.83 billion and RMB1.55 billion (US$212.3 million) in 2022, 2023 and 2024, respectively.

Exchange Gain

In 2022, 2023 and 2024, we recorded a foreign exchange gain of RMB1.03 billion, RMB938.1 million, RMB484.4 million (US$66.4 million), respectively, primarily due to fluctuations in the exchange rate of the U.S. dollars against the Renminbi.

Other Income

Other income primarily consists of patent licensing income. We had other income of RMB1.6 million, RMB26.1 million and RMB308.0 million (US$42.2 million) in 2022, 2023 and 2024, respectively.

Gain from Disposal of a Subsidiary

We recognized a gain from the disposal of a wholly-owned subsidiary of RMB1,145.2 million (US$156.9 million) in 2024.

Change in Fair Value of Contingent Consideration

We recognized a loss from change in fair value of contingent consideration related to disposal of a subsidiary of RMB656.9 million (US$90.0 million) in 2024.

Change in Fair Value of Foreign Exchange Forward Contracts

We recognized a loss of RMB164.4 million in 2022, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars. We recognized a loss of RMB389.2 million in 2023, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars. We recognized a gain of RMB115.3 million (US$15.8 million) in 2024, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollar.

Change in Fair Value of Foreign Exchange options

In 2022, we recognized a loss arising from change in fair value of foreign exchange options of RMB4.2 million, respectively, primarily due to the appreciation of the U.S. dollar against the Renminbi. In 2023, we recognized a gain arising from change in fair value of foreign exchange options of RMB74.3 million, respectively, primarily due to the depreciation of the U.S. dollar against the Renminbi. In 2024, we recognized a gain arising from change in fair value of foreign exchange options of RMB1.3 million (US$0.2 million), respectively, primarily due to the appreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Convertible Senior Notes

In 2022 and 2023, we recognized losses arising from change in fair value of convertible senior notes of RMB12.1 million and RMB31.2 million, respectively. We issued convertible senior notes and call option in 2019, the loss arising from change in fair value of which was primarily due to the changes in the Company’s stock price. In 2024, we recognized a gain arising from change in fair value of convertible senior notes (the “Notes”) of RMB323.5 million (US$44.3 million), primarily due to the changes in the Company’s stock price in 2024. All the Notes with the principal amount of US$85.0 million have been converted into ordinary shares of the Company as of December 31, 2024.

Change in Fair Value of Long-term Investment

We recognized a gain from change in fair value of RMB101.9 million in the fourth quarter of 2022. In June 2022, we acquired a 2.98% equity interest in a PV material supplier, which is accounted for using the fair value option and recorded as long-term investment. In 2023 and 2024, we recognized gains from change in fair value of RMB221.5 million and RMB163.5 million (US$22.4 million), respectively, due to the increased valuation of several solar technology companies that we invested.

Share-based Compensation

We adopted our 2014 Equity Incentive Plan in August 2014 and as of the date of this annual report, share options with respect to 14,476,580 ordinary shares have been granted to our directors, officers and employees pursuant to our 2014 Equity Incentive Plan. Our 2014 Equity Incentive Plan has been terminated in August 2024. As of the date of this annual report, no share options were outstanding and available for future grant under our 2014 Equity Incentive Plan. We adopted our 2021 Equity Incentive Plan in March 2021 and as of the date of this annual report, 2,600,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2021 Equity Incentive Plan. We adopted our 2022 Equity Incentive Plan in February 2022 and as of the date of this annual report, 12,000,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2022 Equity Incentive Plan. We adopted our 2023 Equity Incentive Plan in January 2023 and as of the date of this annual report, 20,800,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2023 Equity Incentive Plan. In October 2022, Jiangxi Jinko adopted its 2022 Equity Incentive Plan (the “Jiangxi Jinko 2022 Plan”), under which Jiangxi Jinko will grant share options to its employees. The total number of Jiangxi Jinko’s ordinary shares which may be issued under Jiangxi Jinko 2022 Plan is 40,187,375. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2022, 2023 and 2024:

	2022		2023		2024
	(RMB in		(RMB in		(RMB in	(US$ in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Cost of revenues	17,676.3	1.8	1,733.8	0.2	(8,389.0)	(1,149.0)	(2.3)
Selling and marketing expense	7,101.5	0.7	28,439.1	3.3	(3,010.0)	(412.0)	(0.8)
General and administrative expense	974,563.0	97.4	825,687.4	95.7	377,977.0	51,783.0	103.3
Research and development expense	1,527.8	0.1	6,781.1	0.8	(826.0)	(113.0)	(0.2)
Total share-based compensation expenses	1,000,868.6	100.0	862,641.4	100.0	365,752.0	50,109.0	100.0

The increase in our share-based compensation expenses from 2022 to 2023 was primarily due to the grant of certain restricted shares under our 2022 Equity Incentive Plan. The decrease in our share-based compensation expenses from 2023 to 2024 was primarily due to decreased amortization expenses under our 2022 Equity Incentive Plan.

Taxation

Under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. Jiangxi Jinko, Zhejiang Jinko, Haining Jinko, Shangrao Jinko, Zhejiang New Materials and Anhui Jinko have been designated by the relevant local authorities as High and New Technology Enterprises” (“HNTEs”) under the CIT Law. Zhejiang Jinko received the HNTE designation in 2021, which was renewed in December 2024, and it enjoyed the preferential tax rate of 15% (the “Preferential Rate”) from 2021 to 2024. Jiangxi Jinko was designated as an HNTE in December 2022 and enjoyed the Preferential Rate from 2022 to 2024. Haining Jinko and Zhejiang New Materials received the HNTE designation in December 2022 and enjoyed the Preferential Rate from 2022 to 2024. Shangrao Jinko received the HNTE designation in November 2022 and enjoyed the Preferential Rate from 2022 to 2024. Anhui Jinko was designated as an HNTE in November 2023 and will enjoy the Preferential Rate through 2025. In addition, Chuxiong Jinko and Qinghai Jinko, our operating subsidiaries, have been designated by the relevant local authorities as “Enterprises in the Encouraged Industry.” According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises in encouraged industries that are established in the western region of China can continue to enjoy a preferential tax rate of 15% until December 31, 2030.

Since Jiangxi Jinko’s initial pubic offering in 2022, the Group accrued withholding income tax on the earnings of Jiangxi Jinko, which were expected to be distributed in the future based on its distribution plan. As of December 31, 2022 and 2023, we recognized deferred tax liabilities of RMB52.2 million and RMB68.5 million, respectively, related to the cumulative undistributed earnings of Jiangxi Jinko. As of December 31, 2024, we did not have any deferred tax liabilities as Jiangxi Jinko was not expected to pay any cash dividends to its ordinary shareholders due to its distributable profit was negative in 2024.

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

Under the CIT Law and the Implementation Rules of the CIT Law, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. Under the tax arrangement between Hong Kong and China, a reduced tax rate of 5% for dividends paid to a Hong Kong company will be applied provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary. Both JinkoSolar Investment and Wide Wealth Group Holdings Limited are our Hong Kong subsidiaries. 100% of the equity interests in Jiangxi Jinko, 25% of the equity interests in Zhejiang Jinko and 100% of the equity interests in JinkoSolar (Shanghai) Management Co., Ltd. are owned directly by JinkoSolar Investment. If neither JinkoSolar Investment nor Wide Wealth Group Holdings Limited is deemed a PRC tax resident enterprise and they have obtained the tax resident certificate of Hong Kong, are treated as the beneficial owner of the dividends paid by Jiangxi Jinko, Zhejiang Jinko and JinkoSolar (Shanghai) Management Co., Ltd. to JinkoSolar Investment, as the case may be, and own such equity for at least 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax pursuant to the tax arrangement between Hong Kong and China as discussed above. According to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits issued by the STA on October 14, 2019, which became effective on January 1, 2020, the application of the preferential withholding tax rate under a bilateral tax treaty is based on the self-declaration and self-determination of the non-resident. The non-resident should submit the “Information Reporting Form on Treaty Benefits for Non-Resident Taxpayers” form and compile and retain relevant documentation for future inspection. According to the Circular of the State Taxation Administration on the “Beneficial Ownership” under Tax Treaty issued by the STA on February 3, 2018, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. The circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Taxation Administration on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Taxation Administration on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant form and retain materials for future possible tax inspection.

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

Subsequent Events

In January 2025, Jiangxi Jinko entered into a supplemental agreement with a third-party investor to repurchase all the equity interests in Sichuan Jinko held by the investor, for a total consideration of RMB620 million. The transaction was consummated on January 24, 2025.

On April 2, 2025, the U.S. government implemented a minimum 10% base rate on all imports and additional surcharges of 34% for China, 46% for Vietnam, and 20% for the European Union, among other countries. On April 10, 2025, the U.S. government granted Vietnam a temporary reprieve from the previously announced 46% tariffs on its imports, reducing the rate to 10% for a period of 90 days.

On April 21, 2025, the U.S Department of Commerce issued its final affirmative determinations in the countervailing duty (“CVD”) and anti-dumping duty (“AD”) investigations of crystalline photovoltaic cells, whether or not assembled into modules, from Cambodia, Malaysia, Thailand, and Vietnam. The CVD rate and AD rate applicable to the Group will be 38.38% and 1.92%, respectively, in Malaysia, and 124.57% and 120.38%, respectively, in Vietnam.

Our management has concluded that implementation of the tariffs and final CVD and AD rates applicable to the Group in Malaysia and Vietnam should be accounted for as a non-recognized subsequent event and will have no impact on the financial statements as of and for the year ended December 31, 2024. The Company is in the process of evaluating the impact on its consolidated financial statements.

Certain Adjustments

In 2023, Jiangxi Jinko entered into an equity transfer agreement with a third party (the “Acquirer”) to sell its 100% equity interest in a subsidiary (the “Target”), a wholly-owned subsidiary of Jiangxi Jinko, at a consideration of RMB4.3 billion. Payment arrangements are agreed as follows:

●	RMB1.2 billion: upon sign-off of all related transaction documents;
●	RMB1.5 billion: upon completion of business registration with related authorities; and
●	RMB1.6 billion: 25% (RMB 0.4 billion) to be paid in each year upon the Target achieving agreed performance target from 2024 to 2027.

In addition, pursuant to the agreement, if the Target’s net profits (excluding extraordinary gains and losses) for the years from 2024 to 2027 are less than RMB2 billion (the “Committed Amount”), JinkoSolar shall compensate the Acquirer in cash for any difference. The disposal was consummated in February 2024. The Committed Amount is accounted for as a contingent consideration liability measured at fair value at each year-end and included in other payables and accruals on the consolidated balance sheet.

In April 2025, we revised the financial forecast of the Target, used to measure the fair value of the contingent consideration liability, for 2025 to 2027 due to the identification of conditions that existed at December 31, 2024, and made adjustments to our financial statements for the fourth quarter and full year 2024 contained in our earnings release published on March 26, 2025. These adjustments include (1) a decrease in change in fair value of contingent consideration by RMB84.2 million (US$11.5 million), which was previously reported in other income/(loss), net on the unaudited condensed consolidated statement of operations; (2) an increase in net loss attributable to non-controlling interests by RMB34.7 million (US$4.8 million); (3) an increase in other payables and accruals of RMB84.2 million (US$11.5 million); (4) a decrease in total JinkoSolar Holding Co., Ltd. Shareholders’ equity by RMB49.5 million (US$6.8 million); and (5) a decrease in non-controlling interests by RMB34.7 million (US$4.8 million).

In addition, we reviewed the performance vesting conditions of share options under the Jiangxi Jinko 2022 Plan granted to Jiangxi Jinko’s employees, and determined that the vesting conditions have not been satisfied. As a result, we made adjustments to our financial statements for the fourth quarter and full year 2024, including (1) a decrease of cost of revenues by RMB42.3 million (US$5.8 million); (2) a decrease of selling and marketing expenses by RMB16.7 million (US$2.3 million); (3) a decrease of general and administrative expenses by RMB16.3 million (US$2.2 million); (4) a decrease of research and development expenses by RMB3.8 million (US$527 thousand); (5) a decrease of net loss attributable to non-controlling interests by RMB32.6 million (US$4.5 million); (6) an increase of total JinkoSolar Holding Co., Ltd. shareholders’ equity by RMB79.1 million (US$10.8 million); and (7) a decrease of non-controlling interests by RMB79.1 million (US$10.8 million).

As a result of the foregoing, we made certain adjustments to our financial statements for the fourth quarter and full year 2024 contained in our earnings release published on March 26, 2025.

The following table presents the effect of the corrections of our previously furnished statement of operations:

	For the quarter ended December 31, 2024
	As Previously Reported		Adjustment		As Corrected
	RMB’000	USD’000	RMB’000	USD’000	RMB’000	USD’000
Cost of revenues	(19,903,357)	(2,726,749)	42,283	5,793	(19,861,074)	(2,720,956)
Selling and marketing	(1,222,550)	(167,489)	16,701	2,288	(1,205,849)	(165,201)
General and administrative	(929,029)	(127,276)	16,301	2,234	(912,728)	(125,042)
Research and development	(259,902)	(35,606)	3,848	527	(256,054)	(35,079)
Other income/(loss), net	(108,987)	(14,931)	—	—	(108,987)	(14,931)
Change in fair value of contingent consideration related to disposal of a subsidiary*	(565,156)	(77,426)	(84,244)	(11,542)	(649,400)	(88,968)
Net loss/(income) attributable to non-controlling interests	368,091	50,428	2,106	289	370,197	50,717

	For the twelve months ended December 31, 2024
	As Previously Reported		Adjustment		As Corrected
	RMB’000	USD’000	RMB’000	USD’000	RMB’000	USD’000
Cost of revenues	(82,241,474)	(11,267,036)	42,283	5,793	(82,199,191)	(11,261,243)
Selling and marketing	(6,658,108)	(912,157)	16,701	2,288	(6,641,407)	(909,869)
General and administrative	(4,614,001)	(632,116)	16,301	2,234	(4,597,700)	(629,882)
Research and development	(924,392)	(126,641)	3,848	527	(920,544)	(126,114)
Other income, net*	308,025	42,199	—	—	308,025	42,199
Gain from disposal of a subsidiary*	1,145,172	156,888	—	—	1,145,172	156,888
Change in fair value of contingent consideration related to disposal of a subsidiary*	(572,657)	(78,453)	(84,244)	(11,542)	(656,901)	(89,995)
Net loss/(income) attributable to non-controlling interests	74,873	10,258	2,106	289	76,979	10,547
*	Change in fair value of contingent consideration related to disposal of a subsidiary and gain from disposal of a subsidiary were previously reported in other income/(loss), net

The following table presents the effect of the adjustments of our previously furnished balance sheet:

	As of December 31, 2024
	As Previously Reported		Adjustment		As Corrected
	RMB’000	USD’000	RMB’000	USD’000	RMB’000	USD’000
Other payables and accruals – third parties*	16,488,599	2,258,933	84,244	11,541	16,572,843	2,270,474
Other payables and accruals – a related party*	11,069	1,516	—	—	11,069	1,516
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	19,869,284	2,722,080	29,625	4,059	19,898,909	2,726,139
Non-controlling interests	12,915,005	1,769,348	(113,869)	(15,600)	12,801,136	1,753,748
*	Other payables and accruals – third parties were previously reported in other payables and accruals

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations and each item expressed as a percentage of our total net revenues. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2022		2023		2024
	(RMB)	(%)	(RMB)	(%)	(RMB)	US$	(%)

	(in thousands, except percentage)
Consolidated Statement of Operations
Revenues	83,127,295.6	100.0	118,678,591.0	100.0	92,256,302.0	12,639,061.0	100.0
Sales of solar modules	80,224,353.8	96.5	114,381,172.0	96.5	89,014,018.0	12,194,870.0	96.5
Sales of silicon wafers	466,553.0	0.6	283,561.0	0.2	151,095.0	20,700.0	0.1
Sales of solar cells	1,024,113.7	1.2	1,597,490.0	1.3	826,104.0	113,176.0	0.9
Sales of solar projects	31,400.1	0.0	41,982.0	0.0	—	—	—
Sales of other solar materials	1,380,875.0	1.7	2,374,386.0	2.0	2,265,085.0	310,315.0	2.5
Cost of revenues	(70,848,983.0)	(85.2)	(99,630,956.0)	(84.0)	(82,199,191.0)	(11,261,243.0)	(89.1)
Gross profit	12,278,312.6	14.8	19,047,635.0	16.0	10,057,111.0	1,377,818.0	11.0
Total operating expenses	(11,849,067.0)	(14.3)	(12,955,015.0)	(10.9)	(13,401,819.0)	(1,836,041.0)	(14.5)
Income/(loss) from operations	429,245.6	0.5	6,092,620.0	5.1	(3,344,708.0)	(458,223.0)	(3.6)
Interest expenses	(1,079,409.0)	(1.3)	(1,171,136.0)	(1.0)	(1,143,079.0)	(156,602.0)	(1.2)
Interest income	588,706.0	0.7	553,531.0	0.5	414,685.0	56,812.0	0.4
Subsidy income	1,089,435.0	1.3	1,175,498.0	1.0	2,448,763.0	335,479.0	2.7
Exchange (loss)/gain	1,025,891.0	1.2	938,092.0	0.8	484,364.0	66,358.0	0.5
Other income, net	1,571.0	0.0	26,134.0	—	308,025	42,199.0	0.3
Gain from disposal of a subsidiary					1,145,172.0	156,889.0	1.2
Change in fair value of contingent consideration related to disposal of a subsidiary	—	—	—	—	(656,901.0)	(89,995)	0.7
Change in fair value of foreign exchange forward contracts	(164,356.0)	(0.2)	(389,166.0)	(0.3)	115,312.0	15,798.0	0.1
Change in fair value of foreign exchange options	(4,163.0)	0.0	74,307.0	0.1	1,342.0	184.0	0.0
Change in fair value of convertible senior notes and call option	(12,083.0)	(0.0)	(31,188.0)	0	323,474.0	44,316.0	0.4
Change in fair value of Long-term Investment	101,871.0	0.1	221,473.0	0.2	163,492.0	22,398.0	0.2
Income tax expenses	(605,278.0)	(0.7)	(1,260,285.0)	(1.1)	(69,441.0)	(9,513.0)	(0.1)
Equity in income/(loss) of affiliated companies	193,708.0	0.2	222,674.0	0.2	(177,013.0)	(24,251.0)	(0.2)
Income from continuing operations, net of tax	1,565,138.6	1.9	6,452,554.0	5.4	13,487.0	18,480.0	0.0
Net income	1,565,138.6	1.9	6,452,554.0	5.4	13,487.0	18,480.0	0.0
Less: Net (income) attributable to redeemable non-controlling interests					(35,926.0)	(4,922.0)	0.0
Less: Net income/(loss) attributable to the non-controlling interests from continuing operations	944,633.0	1.1	(3,005,111.0)	(2.5)	76,979.0	10,546.0	0.1
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	620,505.6	0.7	3,447,443.0	2.9	54,540.0	7,472.0	0.1

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

2024 Compared with 2023

Revenues. Our revenues decreased by 22.3% from RMB118.68 billion in 2023 to RMB92.26 billion (US$12.64 billion) in 2024, primarily due to a decrease in average selling price of solar modules compared to 2023.

Our revenue from sales of solar modules decreased by 22.2% from RMB114.38 billion in 2023 to RMB89.01 billion (US$12.19 billion) in 2024, primarily due to a decrease in average selling price of solar modules compared to 2023. The sales volume of our solar modules increased by 18.3% from 78.5 GW in 2023 to 92.9 GW in 2024.

Our revenue from sales of silicon wafers decreased by 46.7 % from RMB283.6 million in 2023 to RMB151.1 million (US$20.7 million) in 2024. The sales volume of our silicon wafers increased by 25.7% from 1,530.6 MW in 2023 to 1,924.2 MW in 2024.

Our revenue from sales of solar cells decreased by 48.3% from RMB1.60 billion in 2023 to RMB826.1 million (US$113.2 million) in 2024. The sales volume of our solar cells increased by 36.6% from 3,512.0 MW in 2023 to 4,798.3 MW in 2024.

We did not generate any revenues from processing service fees in 2024 as we did not provide silicon material processing services in this year.

We did not generate any revenues from electricity generation in 2024, attributable to the disposal of solar power plant in Argentina in 2022.

Our revenue from sales of other solar materials remained relatively stable at RMB2.37 billion in 2023 and RMB2.27 billion (US$310.3 million) in 2024.

Cost of Revenues. Our cost of revenues decreased by 17.5% from RMB99.63 billion in 2023 to RMB82.20 billion (US$11.26 billion) in 2024, primarily due to a decrease in the cost of raw materials compared to 2023.

Gross Profit. Our gross profit decreased by 47.4% from RMB19.05 billion in 2023 to RMB10.06 billion (US$1.38 billion) in 2024, mainly attributable to the decrease in average selling price of solar modules compared to 2023.

Our gross margin decreased from 16.0% in 2023 to 10.9% in 2024, primarily due to the decrease in average selling price of solar modules compared to 2023.

Operating Expenses. Our operating expenses increased by 3.7% from RMB12.96 billion in 2023 to RMB13.40 billion (US$1.84 billion) in 2024, primarily due to (i) the write-off of the net book value of equipment resulting from the Fire Accident, which was partially offset by the estimated insurance proceeds from the Fire Accident, and (ii) an increase in the impairment loss of long-lived assets.

Our selling and marketing expenses remained relatively stable at RMB6.82 billion in 2023 and RMB6.64 billion (US$909.9 million) in 2024.

Our general and administrative expenses remained relatively stable at RMB4.58 billion in 2023 and RMB4.60 billion (US$629.9 million) in 2024.

Our impairment of long-lived assets increased by 93.7% from RMB640.0 million in 2023 to RMB1.24 billion (US$170.2 million) in 2024, due to the write-off of net book value of the equipment resulted from the Fire Accident in Shanxi Province, which was partially offset by the estimated insurance proceed from the Fire Accident.

Our research and development expenses remained relatively stable at RMB911.9 million in 2023 and RMB920.5 million (US$126.1 million) in 2024.

Income/(Loss) from Operations. As a result of the foregoing, we recorded loss from operations of RMB3.34 billion (US$458.2 million) in 2024, compared to income from operations of RMB6,09 billion in 2023. Our operating profit margin was -3.6% in 2024, compared to 5.1% in 2023.

Interest Expenses, Net. Our net interest expenses consist of interest expenses of RMB1.14 billion (US$156.6 million) and interest income of RMB414.7 million (US$56.8 million) in 2024. Our net interest expenses increased by 17.9% from RMB617.6 million in 2023 to RMB728.4 million (US$99.8 million) in 2024, mainly due to an increase in interest-bearing debts.

Subsidy Income. Our subsidy income increased by 108.4% from RMB1.18 billion in 2023 to RMB2.45 billion (US$335.5 million) in 2024, primarily due to an increase in the cash receipt of incentives to the Company’s operations.

Exchange Gain. We recognized a foreign exchange gain of RMB0.94 billion in 2023 and RMB484.4 million (US$66.4 million) in 2024, mainly due to the fluctuations in exchange rate of the U.S. dollars against the Renminbi.

Other Income, Net. We had net other income of RMB308.0 million (US$42.2 million) in 2024, compared to net other income of RMB26.1 million in 2023. The increase was primarily due to income generated from the patent licensing in 2024.

Gain from Disposal of a Subsidiary. We recognized a gain from the disposal of a subsidiary of RMB1,145.2 million (US$156.9 million) in 2024, compared to nil in 2023.

Change in Fair Value of Contingent Consideration Related to Disposal of a Subsidiary. We recognized a loss from the change in fair value of contingent consideration related to the disposal of a subsidiary of RMB656.9 million (US$90.0 million) in 2024, compared to nil in 2023.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a gain of RMB115.3 million (US$15.8 million) from the change in fair value of foreign currency forward contracts in 2024, compared to a loss of RMB389.2 million in 2023, primarily due to fluctuations in the exchange rate of Renminbi against the U.S. dollar.

Change in Fair Value of Foreign Exchange Options. We recognized a gain of RMB1.3 million (US$0.2 million) from the change in the fair value of foreign exchange options in 2024, compared to a gain of RMB74.3 million in 2023. The change was primarily due to fluctuations in the exchange rate of U.S. dollars against the Renminbi.

Change in Fair Value of Convertible Senior Notes. We recorded a gain of RMB323.5 million (US$44.3 million) from the change in fair value of convertible senior notes in 2024, compared to a loss of RMB31.2 million in 2023, primarily due to changes in the Company’s stock price during 2024.

Change in Fair Value of Long-term Investment. We recorded a gain from the change in fair value of long-term investment of RMB163.5 million (US$22.4 million) in 2024, compared to a gain of RMB221.5 million in 2023, primarily due to changes in the valuation of several solar technology companies in which we invested.

Income Tax Expense. Our income tax expense decreased from RMB1.26 billion in 2023 to RMB69.4 million (US$9.5 million) in 2024, primarily due to decreased income before tax. The effective tax rate was 16.8% in 2023 and 26.7% in 2024.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB3.45 billion in 2023 to RMB54.5 million (US$7.5 million) in 2024. Our net profit margin decreased from 0.2% in 2023 to 0.1% in 2024.

2023 Compared with 2022

Revenues. Our revenues increased by 42.8% from RMB83.13 billion in 2022 to RMB118.68 billion in 2023. The increase in total revenues was mainly attributable to an increase in the shipment of solar modules due to the increasing demand in the global market, which was partially offset by the decrease in the average selling price of solar modules.

Our revenue from sales of solar modules increased by 42.6% from RMB80.22 billion in 2022 to RMB114.38 billion in 2023, primarily due to increasing demand in the global market offsetting by decrease in the average selling price of solar modules. The sales volume of our solar modules increased by 77.2% from 44.3 GW in 2022 to 78.5 GW in 2023.

Our revenue from sales of silicon wafers decreased by 39.2 % from RMB466.6 million in 2022 to RMB283.6 million in 2023. The sales volume of our silicon wafers increased by 44.0% from 1,062.6 MW in 2022 to 1,530.6 MW in 2023.

Our revenue from sales of solar cells increased by 56.9% from RMB1.02 billion in 2022 to RMB1.60 billion in 2023. The sales volume of our solar cells increased by 252.3% from 997.0 MW in 2022 to 3,512.0 MW in 2023.

We generated revenues from sales of solar projects of RMB42.0 million in 2023.

We did not generate any revenues from processing service fees in 2023 as we did not provide silicon material processing services in this year.

We did not generate any revenues from electricity generation in 2023, attributable to the disposal of solar power plant in Argentina in 2022.

Our revenue from sales of other solar materials increased by 71.7% from RMB1.38 billion in 2022 to RMB2.37 billion in 2023.

Cost of Revenues. Our cost of revenues increased by 40.6% from RMB70.85 billion in 2022 to RMB99.63 billion in 2023, primarily due to an increase in the shipment of solar modules in 2023.

Gross Profit. Our gross profit increased by 55.1% from RMB12.28 billion in 2022 to RMB19.05 billion in 2023, mainly attributable to an increase in the shipment of solar modules in 2023.

Our gross margin increased from 14.8% in 2022 to 16.0% in 2023, primarily due to a decrease in the cost of materials of solar modules.

Operating Expenses. Our operating expenses increased by 9.4% from RMB11.85 billion in 2022 to RMB12.96 billion in 2023, primarily due to (i) an increase in staff costs, (ii) an increase in impairment loss and (iii) occurrence of expenses in relation to the settlement of a dispute with one of our customers.

Our selling and marketing expenses decreased by 5.8% from RMB7.24 billion in 2022 to RMB6.82 billion in 2023, primarily due to a decrease in average shipping cost in Chinese market in 2023.

Our general and administrative expenses increased by 30.5% from RMB3.51 billion in 2022 to RMB4.58 billion in 2023, primarily due to (i) an increase in staff costs; and (ii) expenses in relation to the settlement of a dispute with one of our customers.

Our impairment of long-lived assets increased by 71.3% from RMB373.7 million in 2022 to RMB640.0 million in 2023, due to an increase in impairment loss on property, plant and equipment as a result of the upgrade of certain cell production equipment.

Our research and development expenses increased by 25.8% from RMB724.8 million in 2022 to RMB911.9 million in 2023, as we devoted more efforts on our research and development in 2023.

Income from Operations. As a result of the foregoing, our income from operations increased by 1,318.9% from RMB429.2 million in 2022 to RMB6.09 billion in 2023. Our operating profit margin increased from 0.5% in 2022 to 5.1% in 2023.

Interest Expenses, Net. Our net interest expenses consist of interest expenses of RMB1.17 billion and interest income of RMB553.5 million in 2023. Our net interest expenses increased by 25.9% from RMB490.7 million in 2022 to RMB617.6 million in 2023 due to an increase in interest-bearing debts.

Subsidy Income. Our subsidy income increased by 8.3% from RMB1.09 billion in 2022 to RMB1.18 billion in 2023, primarily due to an increase in the cash receipt of incentives to our business operations.

Exchange Gain. We recognized a foreign exchange gain of RMB1.03 billion in 2022 and RMB0.94 billion in 2023, primary due to the fluctuations in exchange rate of the Renminbi against the U.S. dollar.

Other Income, Net. We had net other income of RMB1.6 million in 2022, compared with net other income of RMB26.1 million in 2023. The decrease was primarily due to expenses related to charitable donations, partially offset by the patent licensing income we generated.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a loss arising from change in fair value of foreign currency forward contracts of RMB164.4 million in 2022, compared with a loss of RMB389.2 million in 2023, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollar.

Change in Fair Value of Foreign Exchange Options. We recognized a loss arising from change in fair value of foreign exchange options of RMB4.2 million in 2022, compared with a gain of RMB74.3 million in 2023. The gain from foreign exchange options was primarily due to the appreciation of the U.S. dollars against the Renminbi.

Change in Fair Value of Convertible Senior Notes and Call Option. We recorded a loss arising from change in fair value of convertible senior notes and call option of RMB12.1 million in 2022, compared to a loss of RMB31.2 million in 2023. The change was primarily due to the changes in the Company’s stock price in 2023.

Change in Fair Value of Long-term Investment. We recognized a gain from change in fair value of RMB101.9 million in the fourth quarter of 2022. In June 2022, we acquired a 2.98% equity interest in a PV material supplier, which is accounted for using the fair value option and recorded as long-term investment. In 2023, we recognized a gain from change in fair value of RMB221.5 million, primarily due to the increased valuation of several solar technology companies that we invested in.

Income Tax Expense. We recorded an income tax expense of RMB605.3 million in 2022, compared with an income tax expense of RMB1.26 billion in 2023. The effective tax rate was 30.6% in 2022 and 16.8% in 2023.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. increased from RMB620.5 million in 2022 to RMB3.45 billion in 2023. Our net profit margin increased from 0.7% in 2022 to 2.9% in 2023.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flow generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2024, we had RMB25.05 billion (US$3.43 billion) in cash and cash equivalents and RMB2.68 billion (US$367.7 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for issuance of letters of credit and bank acceptable notes to vendors for purchase of machinery and equipment and raw materials.

Our capital commitments primarily relate to the purchase obligations and other contractual commitments under the agreements we have entered into for the expansion and construction of our manufacturing facilities, as well as the upgrading of our production equipment. Our capital commitments amounted to RMB12.11 billion (US$1.66 billion) as of December 31, 2024, of which RMB4.01 billion (US$549.4 million) will be due in 2025. We anticipate to use funds from bank borrowings, finance leasing, and capital contribution from other shareholders of our subsidiaries, as the case may be, to fulfil these capital commitments. We plan to use the remaining available cash for research and development and for working capital and other day-to-day operating purposes.

As of December 31, 2024, we had total credit facilities available of RMB89.91 billion (US$12.32 billion) with various banks, of which RMB43.6 billion (US$5.97 billion) had been drawn down and RMB46.31 billion (US$6.34 billion) were available.

As of December 31, 2024, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB6.93 billion (US$949.9 million). As of December 31, 2023, we had short-term borrowings outstanding of RMB6.03 billion (US$826.2 million), RMB134.1 million (US$18.4 million), RMB765.9 million (US$104.9 million),which were denominated in RMB, JPY and USD, respectively, and bearing a weighted average interest rate of 3.0%, 2.7%, 3.1% per annum, respectively.

As of December 31, 2024, we pledged property, plant and equipment of a total net book value of RMB9.78 billion (US$1.34 billion), land use rights of a total net book value of RMB184.0 million (US$25.2 million), inventories of a total net book value of RMB19.3 million (US$2.6 million), account receivables of a total net book value of RMB518.1 million (US$71.0 million) to secure repayment of our short-term borrowings of RMB1.45 billion (US$198.5 million). Although we have increased our level of short-term bank borrowings to meet our working capital, capital expenditures and other needs, we have not experienced any difficulties in repaying our borrowings. One of our subsidiaries had a revolving loan facility from Wells Fargo Bank, National Association as of December 31, 2023 and 2024.

Obligations under the loan facility were secured by substantially all of the assets of the two subsidiaries, including account receivables, bank balances, inventories, property and plants etc. (the “Pledged Assets”) as of December 31, 2023 and 2024, and the amount of available facilities is generally determined and updated from time to time based on certain percentage of the Pledged Assets balances. As of December 31, 2024, approximately US$130 were drawn down from such revolving loan facility.

We have long-term borrowings (excluding the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB20.64 billion (US$2.83 billion), which bore interest at an average annual rate of 2.7% as of December 31, 2024. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets. As of December 31, 2024, we pledged property of a net book value of RMB5.46 billion (US$747.7 million) to secure repayment of borrowings of RMB4.69 billion (US$642.6 million). As of December 31, 2024, our long-term loans in the amount of RMB19.15 billion (US$2.62 billion) will be due for repayment after one year, but within five years.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries that are registered as wholly-owned foreign investment enterprises or domestic enterprises. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from our PRC subsidiaries for working capital or other funding purposes, it may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or merely declare dividends or make distributions to our shareholders. Our net assets subject to the above restrictions were RMB21.14 billion (US$2.90 billion), representing 64.5% of our total consolidated net assets as of December 31, 2024.

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

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo, the term of which was later extended to November 2024. The credit limit was raised to US$40.0 million in June 2015, to US$60.0 million in July 2016 and further to US$90.0 million in January 2020 through amendments to the credit agreement. Borrowings under the credit agreement have been used to support our working capital and business operations in the United States. As of the date of this annual report, we were in negotiations to renew this credit agreement for an additional five-year term with a total credit facility of US$75.0 million.

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

In May 2019, we completed a follow-on public offering of 4,671,875 ADSs, each representing four of our ordinary shares, at US$16.00 per ADS. Concurrently with the offering, we issued the 2019 Notes. In connection with the issuance of the 2019 Notes, we entered into a zero strike call option transaction with an affiliate of Credit Suisse Securities (USA) LLC. The zero strike call option transaction was completed in July 2021. As of the date of this annual report, all of the 2019 Notes in aggregate principal amount of US$85 million had been converted into our ordinary shares.

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

Our working capital was RMB14.38 billion (US$1.97 billion) as of December 31, 2024. Our management believes that our cash position as of December 31, 2024, the cash expected to be generated from our operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of our consolidated financial statements for 2024 included in this annual report.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2022	2023	2024
	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands)
Net cash (used)/ provided by operating activities	(5,800,784.0)	13,826,123.3	16,850,366.0	2,308,491.0
Net cash used in investing activities	(12,272,387.0)	(15,159,670.1)	(2,902,219.0)	(397,601.0)
Net cash provided by financing activities	20,018,922.0	8,640,901.8	(6,268,345.0)	(858,762.0)
Net increase in cash, cash equivalents, and restricted cash	2,173,708.0	8,156,326.7	8,310,695.0	1,138,560.0
Cash, cash equivalents and restricted cash, beginning of the year	9,097,246.0	11,270,953.9	19,427,281.0	2,661,527.0
Cash and cash equivalents, restricted cash, end of the year	11,270,954.0	19,427,280.6	27,737,976.0	3,800,087.0

Our net cash, cash equivalents and restricted cash increased by RMB2.17 billion, RMB8.16 billion and RMB8.31 billion (US$1.14 million) during 2022, 2023 and 2024, respectively. As of December 31, 2024, we had RMB27.74 billion (US$3.80 billion) in cash, cash equivalents and restricted cash for continuing operations. As of December 31, 2024, we had a total capital commitment of RMB12.11 billion (US$1.66 billion). We believe that our cash and cash equivalents, cash flows from operating activities and our subsidiary Jiangxi Jinko’s equity offerings will be sufficient to meet our working capital.

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

Operating Activities

Net cash provided by operating activities in 2024 was RMB16.85 billion (US$2.31 billion), consisting primarily of (i) a decrease in accounts receivable from third party of RMB8.4 billion due to the improvement in payment collection, and (ii) a decrease in inventories of RMB2.39 billion due to the contraction of our production capacity and business scale, partially offset by (i) a decrease in accounts payable to third party of RMB4.46 billion, which was primarily in relation to our production capacity, and (ii) a decrease in advances from third party of RMB1.71 billion due to decreased business scale globally.

Net cash provided by operating activities in 2023 was RMB13.83 billion, consisting primarily of (i) a decrease in notes receivable from third parties of RMB2.50 billion due to the change of customers’ payment method, and (ii) an increase in accounts payable of RMB5.54 billion, which was primarily in relation to our increased production capacity, partially offset by (i) an increase in accounts receivable from third party of RMB6.81 billion, in line with our increased business scale globally, and (ii) an increase in inventories of RMB3.84 billion due to the expansion of our production capacity and business scale.

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

Investing Activities

Net cash used in investing activities in 2024 was RMB2.90 billion (US$397.6 million), consisting primarily of (i) the purchase of property, plant and equipment of RMB9.13 billion, (ii) the purchase of restricted short-term investments of RMB8.34 billion, partially offset by (i) cash collected from restricted short term investments of RMB12.85 billion, and (ii) cash collected from short term investments of 1.04 billion.

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

Net cash used in investing activities in 2022 was RMB12.27 billion, consisting primarily of (i) the purchase of property, plant and equipment of RMB12.25 billion, (ii) the purchase of restricted short-term investments of RMB8.18 billion and (iii) purchase of restricted long term investments of RMB1.41 billion, partially offset by (i) cash collected from restricted short term investments of RMB8.49 billion, and (ii) cash collected from restricted long-term investments of RMB1.23 billion.

Financing Activities

Net cash used by financing activities in 2024 was RMB6.27 billion (US$858.8 million), consisting primarily of (i) borrowings of RMB25.18 billion, (ii) proceeds from issuance of convertible senior notes of RMB3.68 billion, partially offset by (i) repayment of borrowings of RMB22.75 billion, and (ii) decrease in notes payable from third party of RMB14.6 billion.

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

Capital Expenditures

We incur capital expenditures primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights, and construction of project assets. We had capital expenditures, representing the payments that we had made, of RMB12.29 billion,RMB15.85 billion and RMB9.37 billion (US$1.28 billion) in 2022, 2023 and 2024, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination and late charges and risks relating to the termination and amendment of certain equipment purchases contracts.”

Recent Accounting Pronouncements

New Accounting Standards Adopted

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company adopted this update from January 1, 2024 and the adoption did not have a material impact to the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The Company adopted this from January 1, 2024, and the adoption did not have a material impact on the Group’s consolidated financial statements but required additional disclosures.

New Accounting Standards Not Yet Adopted

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

In November 2024, the FASB issued new guidance expanding disclosure requirements related to certain income statement expenses. The guidance requires tabular footnote disclosure of certain operating expenses disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement’s expense caption, as applicable. The effective date is for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This guidance should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of the new guidance on its related disclosures to the consolidated financial statement.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, the quality of our products and next generation PV technology. In July 2012, we were selected as a finalist for the “Solar power projects in North America” category of the Intersolar Award 2012, which is presented each year to award innovation in the international solar industry. In January 2013, we were honored as the most promising enterprise by China Energy News and the China Institute of Energy Economics Research. In 2019, we were awarded the “best performance” of reliability scorecard for the fifth consecutive time by DNY-GL, and won the 5th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2019 organized by TÜV Rheinland and ranked first in testing conducted for the mono group. In 2020, we won the 6th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2020 organized by TÜV Rheinland. In March 2021, our R&D Center module laboratory obtained satisfactory results in the latest national assessment of PV Modules Testing Accuracy. In December 2022, we launched our industry-leading 182 mm N-type TOPCon TigerNeo family, achieving the highest solar conversion efficiency of 23.86% for N-type TOPCon modules and the highest solar conversion efficiency of 26.4% for N-type TOPCon solar cells in the industry. In October 2023, our large-size N-type TOPCon solar cells reached the maximum conversion efficiency rate of 26.89%, and our large size N-type TOPCon module reached the maximum conversion efficiency rate of 24.76%. In June 2024, our N-type TOPCon module achieved a maximum conversion efficiency rate of 25.42%. Furthermore, we made a significant breakthrough in the development of perovskite-silicon tandem N-type TOPCon cells, reaching a maximum conversion efficiency rate of 33.84% in 2024. By the end of 2024, the average mass-produced N-type cell efficiency reached nearly 26.5%, and the efficiency on the highest-performing production lines, the golden area reached over 26.7%.

We have a global R&D capability with research centers in Haining, Zhejiang Province; Shangrao, Jiangxi Province; and Xining, Qinghai Province in China, as well as in Vietnam. As of December 31, 2024, we had 1,981 R&D staff and had built a strong patent portfolio, including 462 granted TOPCon patents, making us one of the world’s leading holders of TOPCon-related patents. Our TOPCon patent portfolio covers a substantial number of countries and regions, including the United States, Europe, Japan, Australia and China.

In addition to our full-time R&D team, we also involve employees from our manufacturing department to work on our research and development projects on a part-time basis. We plan to enhance our research and development capability by recruiting additional experienced engineers specialized in the solar power industry. Certain members of our senior management spearhead our research and development efforts and set strategic directions for the advancement of our products and manufacturing processes.

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed with faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, solution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process. We also engage other universities in our research and development efforts. For example, in December 2013, we announced that we would partner with Beijing University’s Solar Power Engineering Center to construct the university’s first experimental PV power plant on campus, which would be used for collecting and analyzing data the power generation capabilities of PV modules when exposed to various conditions. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge cell technologies. In 2016, we established cooperative relationship with Sun Yat-Sen University and the National University of Singapore in the research of solar modules and solar cells, respectively. In 2017, we partnered with TÜV Rheinland, an independent provider of technical services for testing, inspection, certification, consultation and training, to develop standardized testing methods for bifacial PV technology. In 2018, we participated in three projects cooperating with Institute of Electrical Engineering of the Chinese Academy of Sciences of Zhejiang University and Nanchang University in module recycling, high-efficiency P-type poly, and N-type bifacial cell. In 2019, we signed a memorandum of understanding with Shanghai Institute of Space Power Sources to co-develop high efficiency solar cell technology for space and terrestrial applications. In the same year, we also lead two national key R&D programs of China relating to the decline of the N-type multicrystalline cell industry and the recycle of end-of-life solar products. As of the date of this annual report, we have published four article regarding international standard and 70 articles regarding domestic standard. We have several national R&D platforms, including national enterprise technology centers, national post-doctoral research stations and national intellectual property demonstration enterprises. In November 2023, the wafer integrated project led by us was successfully approved as a key research and development plan of the 14th Five-Year Plan of the PRC by the Ministry of Science and Technology of the PRC.

We believe that the continual improvement of our research and development capability is vital to maintaining our long-term competitiveness. In 2022, 2023 and 2024, our research and development expenses were RMB724.8 million, RMB911.9 million and RMB920.5 million (US$126.1 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with other academic institutions to further lower our overall production costs, increase the conversion efficiency rate of our solar power products and improve our product quality.

Intellectual Property

As of December 31, 2024, we had been granted 2,993 patents, including 1,269 utility model patents, 1,663 invention patents and 61 design patents, and 1,375 pending patent applications, and we held 14 software copyrights. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. For information related to intellectual property claims that we have involved, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO, and trademark authorities in other countries and regions. As of December 31, 2024, we had been granted 736 trademarks in the PRC, such as “”, “” and “”, and 31 trademarks in Hong Kong and Taiwan, including “”, and “”.As of the same date, we also had 143 trademarks registered in WIPO, and we had pending trademark applications of 195 trademarks in 88 countries and regions, including Japan, Korea, Viet Nam, Malaysia, Uzbekistan, Turkey, Philippines, New Zealand, African Intellectual Property Organization (OAPI), Mexico, Kenya, Israel, Indonesia, United Kingdom, United Arab Emirates, Mongolia, South Africa, Ethiopia, Egypt, Brazil, Qatar, and Argentina. In addition, as of December 31, 2024, we held registered 12 trademarks in the United States, 17 trademarks in Canada and 16 trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends.

When impairment indicator was identified, we conducted impairment tests at each of the asset group by comparing the net carrying value of the manufacturing workshops to the undiscounted net cash flows to be generated from the use of these manufacturing workshops. When the undiscounted projected operating cash flows expected to be generated are less than asset group’s carrying amount, an impairment loss was recognized based on the amount by which the carrying value of the asset group exceeds its fair value.

The key assumptions used in the process of estimating the future costs of our warranty obligations, including the expected failure rate and the replacement cost, increased by 5% while holding the other estimate constant, our accrued warranty liability would be increased by RMB38.4impairment for long-lived assets include sales volume, unit selling price, gross margin and discount rate. The estimate of impairment for long-lived assets is sensitive to our assumptions in these factors.

For the year ended December 31, 2024, an impairment loss of RMB 1,242.2 million for long-lived assets were recognized which are the amounts by which the carrying values of assets exceed fair value.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	50	Chairman of the board of directors and chief executive officer
Xianhua Li	51	Director
Wing Keong Siew	74	Independent director
Steven Markscheid	71	Independent director
Gang Chu	61	Independent director
Haiyun (Charlie) Cao	48	Director
Mengmeng (Pan) Li	44	Chief financial officer

Mr. Xiande Li is a founder of our company, the chairman of our board of directors and our chief executive officer. He is also the chairman of the board of directors of both Jinko Solar Co., Ltd. (688223.SH) and Jinko Power Technology Co., Ltd. (601778.SH). Prior to founding our company, he served as the marketing manager at Zhejiang Yuhuan Solar Energy Source Co., Ltd. from 2003 to 2004, where his responsibilities included overseeing and optimizing day-to-day operations. From 2005 to 2006, he was the chief operations supervisor of ReneSola, a related company listed on the AIM market of the London Stock Exchange in 2006, then dual listed on the NYSE in 2008, where he was in charge of marketing and operation management. Mr. Li is a brother of Mr. Xianhua Li.

Mr. Xianhua Li is a founder and director of our company. He is also a director of Jinko Solar Co., Ltd. (688223.SH) and a director of Jinko Power Technology Co., Ltd. (601778.SH). He was our vice president from June 2006 to March 2020. Prior to founding our company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities. Mr. Li is a brother of Mr. Xiande Li.

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

Mr. Steven Markscheid has been an independent director of the Company since September 15, 2009. Mr. Markscheid is the managing partner of Aerion Capital, a family office, and chairman-emeritus and senior advisor of KX Power, a UK based battery energy storage project developer. He serves as an independent non-executive director of Richtech Robotics, ConnectM Corporation, Four Leaf Acquisition Corporation, Charlton Aria Acquisition Corporation, Aifeex Nexus Acquisition Corporation, and is also a trustee-emeritus of Princeton in Asia. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE, he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE, he worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. He began his career with the US China Business Council, in Washington D.C. and Beijing. He received his bachelor’s degree in East Asian Studies from Princeton University in 1976, his master’s degree in international affairs from Johns Hopkins University in 1980 and an MBA from Columbia University in 1991.

Mr. Gang Chu has been an independent director of our company since August 2024. Mr. Gang Chu served as the chief operating officer and a member of the management committee of China International Capital Corporation Limited (“CICC”) from March 2015 to February 2024. Between November 2015 and August 2024, he served as director on the boards of various subsidiaries of CICC. Between May 2009 and March 2015, he held various leadership roles at CICC, including as the head of strategy research in the research department, the head of capital markets, and the deputy chief operating officer of CICC. Prior to joining CICC, he worked at Citigroup from September 1993 to August 2008, holding various roles, including risk manager of emerging markets, proprietary trader of U.S. municipal bonds, the head of the Latin American equity derivatives business, and a managing director of the Citigroup Alternative Investments. Mr. Chu obtained a bachelor’s degree in physics from the University of Science and Technology of China in July 1987 and a Ph.D. in theoretical physics from Northeastern University in the United States in September 1993. He also attended the Leonard N. Stern School of Business of New York University from September 1996 to June 1997. Mr. Chu became a Chartered Financial Analyst in September 2002.

Mr. Haiyun (Charlie) Cao has been our director since December 2020. He is also a director, the deputy general manager and the chief financial officer of Jinko Solar Co., Ltd. (688223.SH) and a director and the chairman of the supervisory board of Jinko Power Technology Co., Ltd. (601778.SH). He was our chief financial officer from September 2014 to May 2021 and our financial controller from February 2012 to September 2014. Prior to joining us, Mr. Cao served as a senior audit manager at PricewaterhouseCoopers from 2002 to 2012. Mr. Cao holds professional accounting qualifications, including AICPA and CICPA. He has a master’s degree in management science and engineering from Shanghai University of Finance and Economics in 2002 and a bachelor’s degree in accounting from Jiangxi University in 1999.

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

In 2024, we paid cash compensation in the aggregate amount of RMB8.8 million (US$1.2 million) to our executive officers and directors. The total amount we set aside for the pension or retirement or other benefits of our executive officers and directors was RMB564.5 thousand (US$77.3 thousand) in 2024.

Share Incentive Plans

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

Share Options

As of the date of this annual report, excluding the expired and cancelled options, we have granted options to purchase a total of 37,708,388 restricted shares under our share incentive plans, of which options to purchase a total of 14,819,928 restricted shares were outstanding.

The following table summarizes the options and restricted shares granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report, without giving effect to the options that were exercised or terminated, if any. We did not grant our directors and executive officers any outstanding options other than the individuals named below.

Name	Number of Shares	Exercise Price (US$)	Grant Date	Expiration Date
Directors and officers as a group	262,000	N/A	August 12, 2021	N/A
	5,297,008	N/A	February 14, 2022	N/A
	2,892,504	N/A	March 31, 2022	N/A
	8,101,956	N/A	May 11, 2022	N/A
	20,616,288	N/A	January 5, 2023	N/A
Other individuals as a group	21,676	N/A	August 12, 2021	N/A
	40,148	N/A	February 14, 2022	N/A
	17,636	N/A	March 31, 2022	N/A
	15,872	N/A	May 11, 2022	N/A
	36,936	N/A	January 5, 2023	N/A

*        “Number of Shares” refers to the number of ordinary shares that can be acquired upon exercise of the options; in the case of restricted shares, “Number of Shares” refers to the number of restricted shares, and “Exercise Price” and “Expiraiton Date” are marked as not applicatble (N/A).

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

Audit Committee

Our audit committee consists of Steven Markscheid, Gang Chu and Wing Keong Siew, and is chaired by Steven Markscheid. All of the members of the audit committee satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Gang Chu, Xiande Li and Steven Markscheid, and is chaired by Xiande Li., Gang Chu and Steven Markscheid satisfy the “independence” requirements of the NYSE Listed Company Manual, Section 303A, and meet the criteria for “independence” under Rule 10A-3 under the Exchange Act. Our home country practice differs from the NYSE rules that require the nominating committees of listed companies to be comprised solely of independent directors. There are, however, no specific requirements under Cayman Islands law on the composition of nominating committees. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

As of December 31, 2022, 2023 and 2024, we had a total of 46,511, 57,397 and 33,830 employees, respectively. The decrease in our number of employees in 2024 was primarily due to the strategic adjustment of our production structure and organizational structure optimization. As of December 31, 2024, we had 33,830 full-time employees, including 22,197 in manufacturing, 1,981 in research and development, 792 in sales and marketing and 8,860 in administration. A vast majority of our employees are located in China with a small portion of employees based in Southeast Asia, the United States, Europe and other countries and regions.

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

In 2024, we received several awards and recognitions for our employer branding and corporate excellence. In July 2024, we were honored as the Best Employer Brand by the Shanghai Zhejiang Chamber of Commerce. In August 2024, we received the DEI Employer Award from the Employer Branding Institute and were recognized as a 2024 Outstanding Employer in Intelligent PV Manufacturing by Guangfu.BJX.com.cn. In September 2024, we were honored as Best HR COE and Best HR Program at the OneFLAG Awards. In November 2024, we were recognized as a Global Talent Attraction Employer by LinkedIn and received the 2024 Best Employer Brand for Global Companies from Moka. In December 2024, we were named the 2024 Best ESG Employer in China by Aon, received the Best Employer Brand Technology Award and Best Campus Recruitment Program Award at the Employer Branding Creativity Awards hosted by the Employer Branding Institute, and were honored as a 2024 Extraordinary Employer by Liepin.

Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB1.07 billion, RMB1.60 billion (US$225.0 million) and RMB1.88 billion (US$261.7 million), respectively, as of December 31, 2022, 2023 and 2024. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)(7)	42,271,616	20.5
Xianhua Li(4)(7)	10,118,756	4.9
Wing Keong Siew	*	*
Steven Markscheid	*	*
Gang Chu	*	*
Haiyun (Charlie) Cao	*	*
Mengmeng (Pan) Li	*	*
All Directors and Executive Officers as a group	54,832,610	26.5
Principal Shareholders:
Brilliant Win Holdings Limited(3)	40,179,480	19.5
Yale Pride Limited(5)	17,008,100	8.2
Zhuoling International Limited(6)	12,800,000	6.2

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 206,609,763 ordinary shares, being the number of shares outstanding as of the date of this annual report (excluding 71,240 ADSs representing 284,960 ordinary shares reserved for future grants under our share incentive plans, and the number of ordinary shares that such person or group has the right to require within 60 days by option or other agreement (these shares are also included in the computation of the percentage ownership of any other person or group).

(3)	Represents (i) 40,179,480 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Brilliant Win Holdings Limited. Brilliant Win Holdings Limited is a British Virgin Islands company wholly owned by Cypress Hope Limited, a British Virgin Islands company wholly owned by Mr. Li Xiande. Mr. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited. Therefore, Mr. Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110; and (ii) 2,092,136 ordinary shares held by Gorgeous Win Capital Limited, a British Virgin Islands company. Xiande Li holds 51% equity interest in Gorgeous Win and is also a director of Gorgeous Win. By virtue of the arrangements with respect to Gorgeous Win, Mr. Xiande Li has sole voting power and disposition power with respect to the ordinary shares held by Gorgeous Win. Therefore, Mr. Xiande Li is the beneficial owner of all ordinary shares held by Gorgeous Win. The registered address of Gorgeous Win Capital Limited is Intershore ChambersRoad Town, Tortola, British Virgin lslands. Mr. Xiande Li is a brother of Mr. Xianhua Li.
(4)	Represents 10,118,756 ordinary shares (including certain ordinary shares in the form of ADSs) held by Peaky Investments Limited. Peaky Investments Limited is a British Virgin Islands company which is wholly owned by Talent Galaxy Limited, a British Virgin Islands company wholly owned by Mr. Xianhua Li. Mr. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited. Therefore, Mr. Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Xianhua Li is a brother of Mr. Xiande Li.
(5)	Represents 17,008,100 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Yale Pride Limited. Yale Pride Limited is a British Virgin Islands company wholly owned by Charming Grade Limited, which is in turn wholly owned by Mr. Kangping Chen. Mr. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited. Therefore, Mr. Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Chen is the brother-in-law of Mr. Xiande Li.
(6)	Represents 12,800,000 ordinary shares in the form of ADSs held by Zhuoling International Limited. Zhuoling International Limited is a British Virgin Islands company wholly owned by Shangrao Zhuoling No. 2 Enterprise Development Center (Limited Partnership), 99.99% and 0.01% equity interest of which is in turn owned by Mr. Kangping Chen and his wife, respectively. Mr. Kangping Chen is the sole director of Zhuoling International Limited and as such has the power to vote and dispose of the ordinary shares held by Zhuoling International Limited. Therefore, Mr. Kangping Chen is the beneficial owner of all our ordinary shares held by Zhuoling International Limited. The registered address of Zhuoling International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(7)	In June 2021, Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li (each, the “Concert Person;” collectively, the “Concert Persons”) entered into an acting-in-concert agreement (the “Acting-in-Concert Agreement”), which is filed as an exhibit to this annual report. According to the Acting-in-Concert Agreement, the Concert Person agree to reach a common decision and act in concert on each matter with respect to business strategy, appointment/removal of directors and management, organizational operation and business operation of the Company, JinkoSolar Investment and Jiangxi Jinko. The Acting-in-Concert Agreement further provides that each of the Concert Persons agrees to vote (or cause to be voted) all of the shares that they have the power to vote or to direct the vote of in the manner agreed by the Concert Persons, or otherwise in certain circumstances that no prior agreement could be reached, designated by Mr. Xiande Li at any shareholder meeting. The Concert Persons may be deemed as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder, and as a result such “group” would beneficially own 82,198,472 ordinary shares, which represent 39.8% of the Company’s ordinary shares outstanding as the date of this annual report.

The ADSs are traded on the NYSE and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of the ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

As of the date of this annual report, we had one record shareholder in the United States, our depositary. We cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

None of our shareholders has different voting rights from other shareholders as of as of the date of this annual report. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2024.

As of December 31, 2024
RMB
Accounts receivable from related parties:
Accounts receivable from JinkoPower for sales of solar modules and others	436,706,024.1

Advances to suppliers from a related party:
Advance to Yongxiang Power for inventory purchase	203,055,903.2

Notes receivables from a related party:
Notes receivables from JinkoPower	108,637,682.5

Prepayment and other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	5,845,512.1
Other receivables due from JinkoPower for disposal of solar power projects	19,472,489.8
Other receivables due from Sweihan PV for technical services	1,560,982.6
Other receivables from JinkoPower for miscellaneous transactions	2,937,734.6

Other assets from related parties:
Long-term receivables due from Sweihan PV for DSRA deposit	16,960,239.4

Notes Payable from a related party:
Notes payables due to Xinte Silicon for inventory purchase	380,268,740.4

Other payables due to a related party:
Other payables due to JinkoPower for payments on behalf of our Company	11,068,529.6
(1)	Advances of travelling and other business expenses to executive directors who are also shareholders represent the amounts we advanced to them for expected expenses, charges and incidentals relating to their business development activities.
(2)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.
(3)	On March 30, 2021, we signed an agreement to offset the debts and receivables between JinkoPower and us with the aggregate amount of RMB71.0 million.

Related party transactions

Related party transactions for the year ended December 31, 2024 were as follows:

2024
RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to JinkoPower	390,339,342.3
Income of project management provided to Sweihan PV	1,285,877.0
Rental services provided to JinkoPower	13,244,632.6
Management service provided to Sichuan Yongxiang	350,286.4
Service expenses provided by related parties
Management service provided by JinkoPower	19,930,751.2
Electricity fee charged by JinkoPower	118,908,004.1
Silicon procurement from Xinte Silicon	421,353,981.9
Other fees charged/(reversal) by JinkoPower	(2,640,610.0)
Silicon procurement from Sichuan Yongxiang	595,557,558.2

Solar module transactions with JinkoPower

For the years ended December 31, 2022, 2023 and 2024, sales of solar module products to subsidiaries of JinkoPower amounted to RMB325.2 million, RMB353.4 million and RMB390.3 million, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s sales arrangements with third parties. As of December 31, 2023 and 2024 outstanding receivables due from JinkoPower were RMB297.7 million and RMB545.3 million, respectively.

Rental services provided to JinkoPower

For the years ended December 31, 2022, 2023 and 2024, rental services provided to subsidiaries of JinkoPower amounted to RMB5.0 million, RMB11.6 million and RMB13.2 million, respectively.

Management service provided to Sichuan Yongxiang

For the years ended December 31, 2022, 2023 and 2024, management service provided to Sichuan Yongxiang amounted to nil, nil and RMB0.4 million, respectively.

Management service provided by JinkoPower

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company recorded service expenses incurred in the years of 2022, 2023 and 2024 amounted to RMB7.0 million, RMB6.8 million and RMB6.9 million, respectively. Other than the solar project management service, JinkoPower also provided other management services to the Company amounted to RMB1.9 million, RMB9.6 million and RMB13.0 million in 2022, 2023 and 2024, respectively.

Electricity fee charged by JinkoPower

For the years ended December 31, 2022 and 2023 and 2024, electricity fee charged by subsidiaries of JinkoPower amounted to RMB27.5 million, RMB119.4 million and RMB118.9 million, respectively.

Silicon procurement from Xinte Silicon and Sichuan Yongxiang

JinkoSolar jointly invest in Xinte Silicon and Sichuan Yongxiang in 2021 which were accounted for under the equity method. JinkoSolar purchased polysilicon of RMB824.8 million, RMB1.5 billion, and RMB421.4 million from Xinte Silicon during the years ended December 31, 2022, 2023 and 2024, respectively. JinkoSolar purchased polysilicon of nil, nil, and RMB595.6 million from Sichuan Yongxiang during the years ended December 31, 2022, 2023 and 2024, respectively.

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

Legal and Administrative Proceedings

In 2011, SolarWorld Industries America Inc., a solar panel manufacturing company in the United States, filed anti-dumping and countervailing duty petitions with the United States Department of Commerce (the “U.S. Department of Commerce”) and United States International Trade Commission (the “U.S. International Trade Commission”) against the Chinese solar industry, accusing Chinese producers of crystalline silicon photovoltaic (“CSPV”) cells, whether or not assembled into modules, of selling their products (i.e., CSPV cells or modules incorporating these cells) in the United States at less than fair value, and of receiving financial assistance from the Chinese governments that benefited the production, manufacture, or exportation of such products. The U.S. Department of Commerce issued antidumping and countervailing duty orders in December 2012, with initial rates applicable to us set at 13.94% for anti-dumping and 15.24% for countervailing duties. These rates have been subject to numerous reviews and adjustments over the years, including administrative reviews resulting in varied final rates and compliance adjustments. The current anti-dumping deposit rate applicable to us after the tenth administrative review is 36.5%. The countervailing deposit rate applicable to us after the tenth administrative review is 9.07%. The eleventh administrative review was initiated in February 2024. As of the date of this annual report, the applicable anti-dumping duty rate for us in the eleventh administrative review is 238.95%. In February 2025, the U.S. Department of Commerce initiated the twelfth administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV cells, whether or not assembled into modules, from China. As of the date of this annual report, the twelfth administrative review was still ongoing, and therefore the final antidumping and countervailing duty rates applicable to us may be subject to change.

In 2013, SolarWorld Industries America Inc. filed a separate petition with the U.S. Department of Commerce and the U.S. International Trade Commission resulting in the institution of new anti-dumping and countervailing duty investigations against import of certain CSPV products from China. The petitions accused Chinese producers of such certain CSPV modules of dumping their products in the United States and receiving countervailable subsidies from the Chinese government. This action excluded from its scope the CSPV cells, whether or not assembled into modules, from China. In February 2021, the U.S. Department of Commerce announced the opportunity for interested parties to request the sixth administrative review and the due date for such request was the last day of February 2021. However, the sixth administrative review was not initiated. In March 2021, the U.S. Department of Commerce revoked, in part, the antidumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In April 2022, the U.S. Department of Commerce initiated the seventh administrative review of the anti-dumping duty order and countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. The seventh administrative review of the anti-dumping duty order was rescinded, and we were not covered by the seventh administrative review of the countervailing duty order. The eighth administrative review (review period from February 1, 2022 to January 31, 2023) of the anti-dumping duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China was rescinded in July 2023 and the eighth administrative review of countervailing duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China was not initiated. In July 2023, the U.S. Department of Commerce revoked, in part, the antidumping duty and countervailing duty orders on CSPV products from China with respect to certain off-grid portable small panels. In February 2024, the U.S. Department of Commerce announced the opportunity for interested parties to request the ninth administrative review and the due date for such request is the last day of February 2024. In April 2024, the U.S. Department of Commerce initiated the ninth administrative review of the anti-dumping duty order with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China. Such review is pending as of the date of this annual report, and therefore, the final anti-dumping rate applicable to us is subject to change. The ninth administrative review of countervailing duty orders with respect to CSPV modules assembled in China consisting of CSPV cells produced in a customs territory other than China has not been initiated as of the date of this annual report. In September 2024, the U.S. Department of Commerce terminated the ninth administrative review of antidumping duties on CSPV modules assembled in China using CSPV cells produced outside the Chinese customs territory.

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

In April 2024, First Solar, Inc. and six other photovoltaic manufacturers submitted a petition to the U.S. Department of Commerce and the U.S. International Trade Commission (ITC), requesting the initiation of anti-dumping and countervailing duty investigations on photovoltaic products from four Southeast Asian countries. In May 2024, the U.S. Department of Commerce initiated anti-dumping (AD) and countervailing duty (CVD) investigations on crystalline silicon photovoltaic cells from four Southeast Asian countries: Malaysia, Vietnam, Thailand and Cambodia. We have actively responded to these investigations, providing the necessary documentation as required by the U.S. Department of Commerce. In April 2025, the U.S. Department of Commerce announced its final affirmative determinations in the anti-dumping duty investigations of crystalline photovoltaic cells, whether or not assembled into modules, from Cambodia, Malaysia, Thailand, and Vietnam. For Vietnam, we have been assigned an anti-dumping duty rate of 125.91% and a countervailing duty rate of 124.57%. After offsetting the subsidies, the adjusted anti-dumping duty rate applicable to us is 120.38%. For Malaysia, we have been assigned an anti-dumping duty rate of 8.59% and a countervailing duty rate of 38.38%. After offsetting the subsidies, the adjusted anti-dumping duty rate applicable to us is 1.92%. In September, 2024, the U.S. Department of Commerce issued final determinations in the anti-dumping (AD) investigations on aluminum extrusions from China, Colombia, Ecuador, India, Indonesia, Italy, Malaysia, Mexico, South Korea, Thailand, Turkey, the United Arab Emirates, Vietnam, and Taiwan. Additionally, the U.S. Department of Commerce issued final determinations in the countervailing duty (CVD) investigations on aluminum extrusions from China, Indonesia, Mexico, and Turkey. In October, 2024, the U.S. International Trade Commission (ITC) voted to issue a negative final determination regarding material injury in the anti-dumping investigations of aluminum extrusions imported from China, Colombia, Ecuador, India, Indonesia, Italy, Malaysia, Mexico, South Korea, Thailand, Turkey, the United Arab Emirates, Vietnam, and Taiwan. The ITC determined that these products did not cause material injury or threat of material injury to the U.S. domestic industry.

In May 2017, U.S. International Trade Commission initiated global safeguard investigation to determine whether CSPV cells (whether or not partially or fully assembled into other products) were being imported into the United States in such increased quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing an article like or directly competitive with the imported articles (“Section 201 Investigation”). The Section 201 Investigation was not country specific. They involved imports of the products under investigation from all sources, including China. In September 2017, the U.S. International Trade Commission voted affirmatively in respect of whether imports of CSPV cells (whether or not partially or fully assembled into other products) were causing serious injury to domestic producers of CSPV products. On January 22, 2018, the U.S. President made the final decision to provide a remedy to the U.S. industry, and the CSPV cells/modules concerned were subject to the safeguard measures established in the U.S. President’s final result, which included that the CSPV cells and modules imported would be subject to additional duties of 30%, 25%, 20% and 15% from the first year to the fourth year, respectively, except for the first 2.5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. On October 10, 2020, the U.S. President issued a proclamation and determined that the section 201 duty of the fourth year beginning in February 2021 will be 18%, instead of 15%. In August 2021, a joint petition seeking an extension of the safeguard measure was filed. On December 8, 2021, in response to petitions by representatives of the domestic industry, U.S. International Trade Commission issued its determination and report, finding that safeguard action on CSPV cells (whether or not partially or fully assembled into other products) continues to be necessary to prevent or remedy the serious injury to the domestic industry, and that there is evidence that the domestic industry is making a positive adjustment to import competition. On February 4, 2022, the U.S. President determined to extend the safeguard measure for another four years and made the final decision, which included that the CSPV cells and modules imported would be subject to additional duties of 14.75%, 14.5%, 14.25% and 14% from through the first year to the fourth year, respectively, except for bifacial modules and the first 5 GW of all imported CSPV cells concerned in each of those four years, which are excluded from the additional tariff. On May 16, 2024, the U.S. government removed the exemption for bifacial modules. On August 12, 2024, the U.S. President issued a proclamation and determined that the annual quota of CSPV cells free from tariff should be increased from 5 GW to 12.5 GW. It is believed that the costs of solar power projects in the United States may increase and the demand for solar PV products in the United States may be adversely impacted due to the decision of the White House under the Section 201 Investigation. Although we opened our manufacturing facility in the United States, and the products manufactured in such facility will not be subject to tariffs, we will still be subject to tariffs if we ship our products from our manufacturing facilities overseas into the United States. Our imports of solar cells and modules into the United States were subject to the duties imposed by Section 201 Investigation starting from February 2018. Accordingly, our business and profitability of these products may be materially and adversely impacted by the decision of the White House under the Section 201 Investigation.

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

In November 2018, one of our customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, the Singapore Customer filed its Reply Memorial accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon. On July 17, 2022, Jinko IE submitted its Rejoinder Memorial with all evidence correspondingly in reply to Reply Memorial. From October 10 to 21, 2022, the hearing for liability issue was held in Singapore, during which the tribunal heard the parties’ oral opening statements, evidence from the parties’ factual and expert witnesses, and oral closing statements. According to the tribunal’s directions, the parties submitted Post-hearing Briefs on January 20, 2023 and the Reply Post-hearing Briefs on March 3, 2023. On August 17, 2023, the tribunal issued Partial Award on Jurisdiction and Liability (the “Partial Award”), as corrected on October 2, 2023. Pursuant to the Partial Award, 365,000 solar modules supplied by Jinko IE to Singapore Customer under the 2012 Contract and 2013 Contract are deemed unsuitable for their intended purpose. The details regarding the remedies to be granted (if any) and the compensation amount that Jinko IE is required to provide will be determined in the final award. On August 5, 2024, Jinko IE reached a settlement with the Singapore Customer, agreeing to pay US$31,000,000 in compensation. As of December 31, 2024, all obligations under the settlement were completed, concluding the arbitration proceedings.

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

Dividend Policy and Dividend Distribution

We distributed a cash dividend of US$78.7 million and US$76.8 million to the holders of our ordinary shares and ADSs in December 2023 and August 2024, respectively. We currently intend to retain our available funds and any future earnings to operate and expand our business.

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

ADSs

In general, for U.S. federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the ordinary shares represented by the ADS and exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, will not be subject to U.S. federal income tax.

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

Dividends received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the shares (the ADSs) will be treated as qualified dividends if (i) the shares (or the ADSs) are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of the U.S. Treasury has determined is satisfactory for purposes of this provision and that includes an exchange of information program and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). Based upon the composition of our current and projected assets, income and activities, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2023 or 2024 taxable years, and we do not currently anticipate becoming a PFIC for our 2025 taxable year or in the foreseeable future. The ADSs are listed on the NYSE and should be treated as readily tradable as long as they are so listed. Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. The Secretary of the U.S. Treasury has determined that the Tax Treaty satisfies the requirements for reduced rates of taxation. Accordingly, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the Tax Treaty, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation described above (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of ordinary shares.

In the event that we are deemed to be a PRC tax resident enterprise under the CIT Law, PRC withholding taxes may be imposed on dividends paid with respect to the ordinary shares or ADSs. Subject to generally applicable limitations and conditions, PRC dividend withholding tax paid at the appropriate rate applicable to the U.S. Holder may be eligible for a credit against such U.S. Holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in regulations promulgated in December 2021 and any PRC tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Holder. In the case of a U.S. Holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the PRC tax on dividends will be treated as meeting the requirements and therefore as a creditable tax. In the case of all other U.S. Holders, the application of these requirements to the PRC tax on dividends is uncertain and we have not determined whether these requirements have been met. If the PRC dividend tax is not a creditable tax for a U.S. Holder or the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Holder may be able to deduct the PRC tax in computing such U.S. Holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources outside the United States and, for U.S. Holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

In the event that we are treated as a PRC resident enterprise under the PRC CIT Law, and gain from the disposition of ADSs or ordinary shares may be subject to taxation in the PRC (see “People’s Republic of China Taxation,” above). A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Tax Treaty, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if PRC tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. However, if the U.S. Holder is eligible for the benefits of the Treaty, it may elect to treat such gain as foreign-source gain under the Treaty. If the PRC tax is not a creditable tax or claimed as a credit by the U.S. Holder pursuant to the Tax Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or ordinary shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares or ADSs and any PRC tax imposed on sale or disposition.

Passive Foreign Investment Company

Based upon the composition of our current and projected assets, income and activities, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2023 or 2024 taxable years, and we do not currently anticipate becoming a PFIC for our 2025 taxable year or in the foreseeable future. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders
K.	Enforceability of Civil Liabilities

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

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions, as well as public policy considerations and conditions set forth in applicable provisions of other PRC laws relating to the enforcement of civil liability. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, there is uncertainty as to whether the courts in China would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or (2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 2.0%, 0.2% and 0.2% in 2022, 2023 and 2024, respectively.

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

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2024, our foreign exchange forward contracts denominated in U.S. dollar and Euro had notional values of US$940.0 million and €330.0 million, respectively. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a gain relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB115.3 million (US$15.8 million) in 2024. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We recorded net foreign exchange gains of RMB1.03 billion, RMB0.94 billion, RMB484.4 billion (US$66.4 million) in 2022, 2023 and 2024, respectively.

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

As of December 31, 2024, we held RMB25.05 billion (US$3.43 billion) in cash and cash equivalents, of which RMB5.83 billion (US$799.2 million) were denominated in U.S. dollars, a 5% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB291.7 million (US$40.0 million) in our cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31, 2024, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB6.93 billion (US$949.9 million). As of December 31, 2024, we had short-term borrowings outstanding of RMB134.1 million (US$18.4 million), RMB765.9 million (US$104.9 million), which were denominated in JPY and USD, respectively, and bearing a weighted average interest rates of 2.7% and 3.1% per annum, respectively. We have long-term borrowings (excluding the current portion of long-term bank borrowings and financing associated with failed sale-leaseback transactions due within one year) of RMB20.64 billion (US$2.83 billion), which bore interest at an average annual rate of 2.7% as of December 31, 2024.

In November 2014, we signed a US$20.0 million two-year credit agreement with Wells Fargo, the term of which was later extended to November 2024. The credit limit was raised to US$40.0 million in June 2015, to US$60.0 million in July 2016 and further to US$90.0 million in January 2020 through amendments to the credit agreement. Borrowings under the credit agreement have been used to support our working capital and business operations in the United States. As of the date of this annual report, we were in negotiations to renew this credit agreement for an additional five-year term with a total credit facility of US$75.0 million.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2024, we had an annual reimbursement due from the depositary of US$203.7 thousand for legal and investor relations expenses.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this Form 20-F.

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

	2023	2024
	(RMB)	(RMB)	(US$)

	(in thousands)
Audit Fees	6,800	6,300	863
Audit-related Fees	—	—	—
Tax Fees(1)	17,874	4,634	635
All Other Fees(2)	1,890	370	51
Total	26,565	11,304	1,549
(1)	“Tax Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for tax advice.
(2)	“All Other Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for ESG advice and other consulting services.

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

ITEM 16D.               EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.               PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				(d) Maximum
				Approximate
			(c) Total	Dollar Value
			Number of ADSs	of ADSs That
			Purchased	May Yet Be
			as Part of	Purchased
	(a) Total		Publicly	Under the
	Number of	(b) Average	Announced	Plans or
	ADSs	Price Paid per	Plans or	Programs (in
Period	Purchased	ADS	Programs(1)	millions)(1)
January 1, 2022 (through December 19, 2023)(1)	280,000	32.47	280,000	US$	190.9
December 20, 2023 (through April 24, 2024)	3,666,425	24.28	3,666,425	US$	101.9
April 25, 2024 (through April 30, 2025)	1,650,314	22.05	1,650,314	US$	215.5
Total	5,596,739	23.98	5,596,739		—
(1)

On July 6, 2022, we announced a share repurchase program of up to US$200 million of our ordinary shares represented by ADSs within eighteen months following July 6, 2022 (the “Existing Share Repurchase Program”). Purchases may be made from time to time on the open market at prevailing market prices in open-market transactions, privately negotiated transactions or block trades, and/or through other legally permissible means, depending on market conditions and in accordance with the applicable rules and regulations. The timing and conditions of the share repurchases will be subject to various factors including the requirements under Rule 10b-18 and Rule 10b5-1 of the Exchange Act, as well as our insider trading policy. On December 20, 2023, we extended the Existing Share Repurchase Program for an additional 18-month period through June 30, 2025. On December 10, 2024, we increased the aggregate value of ordinary shares represented by ADSs that may be repurchased under the Existing Share Repurchase Program from US$200 million to US$350 million and extended the program for an additional 12-month period through June 30, 2026. The repurchases since December 20, 2023 were made pursuant to the extended program.

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

Item 16I.                DISCLOSURE REGARDING JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J.                 INSIDER TRADING POLICIES

We have adopted an insider trading policy (the “Insider Trading Policy”), which governs the purchase, sale and other dispositions of our securities by our directors, executive officers and employees. The Insider Trading Policy aims to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards. A copy of the Insider Trading Policy is filed as Exhibit 11.2 to this annual report.

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

4.22

English translation of Acting-in-Concert Agreement among Xiande Li, Kangping Chen and Xianhua Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2023)

4.23

2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-258999) filed with the SEC on August 23, 2021 and Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2021)

4.24

2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-263307) filed with the SEC on March 4, 2022 and Exhibit 4.25 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2022)

4.25

2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-272918) filed with the SEC on June 26, 2023 and Exhibit 4.26 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2023)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on February 4, 2010)

11.2*	Second Amended and Restated Policy on Insider Trading of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Maples and Calder (Hong Kong) LLP

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

97

Policy for the Recovery of Erroneously Awarded Compensation of the Registrant (incorporated by reference to Exhibit 97 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 25, 2024)

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

Date: April 29, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JinkoSolar Holding Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Accrued warranty costs for solar modules

As described in Note 2(z) to the consolidated financial statements, solar modules produced by the Company are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Management applied significant judgment in estimating the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. The Company’s accrued warranty costs for solar modules were RMB2,362 million as of December 31, 2024.

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

Allowance for credit losses for accounts receivable

As described in Notes 2(i) and 9 to the consolidated financial statements, the Company’s gross accounts receivable were RMB14,458 million, for which an allowance for credit losses of RMB829 million was recorded as of December 31, 2024. The allowance is management’s estimate of expected credit losses on accounts receivable. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, including geographic region and industry. Management determined an expected loss rate for each group based on historical credit loss experience, current and future economic conditions, and lifetime for debt recovery.

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

April 29, 2025

We have served as the Company’s auditor since 2008.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands, unless otherwise indicated)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2 (al))
Revenues from third parties	82,794,101	118,309,650	91,851,082	12,583,546
Revenues from related parties	333,195	368,941	405,220	55,515
Total revenues	83,127,296	118,678,591	92,256,302	12,639,061
Cost of revenues	(70,848,983)	(99,630,956)	(82,199,191)	(11,261,243)
Gross profit	12,278,313	19,047,635	10,057,111	1,377,818
Selling and marketing	(7,241,888)	(6,819,305)	(6,641,407)	(909,869)
General and administrative	(3,508,678)	(4,583,837)	(4,597,700)	(629,882)
Impairment of long-lived assets	(373,732)	(640,004)	(1,242,168)	(170,176)
Research and development	(724,769)	(911,869)	(920,544)	(126,114)
Total operating expenses	(11,849,067)	(12,955,015)	(13,401,819)	(1,836,041)
Income/(loss) from operations	429,246	6,092,620	(3,344,708)	(458,223)
Interest expenses	(1,079,409)	(1,171,136)	(1,143,079)	(156,602)
Interest income	588,706	553,531	414,685	56,812
Subsidy income	1,089,435	1,175,498	2,448,763	335,479
Exchange gain	1,025,891	938,092	484,364	66,358
Other income, net	1,571	26,134	308,025	42,199
Gain from disposal of a subsidiary (Note.8)	—	—	1,145,172	156,888
Change in fair value of contingent consideration related to disposal of a subsidiary (Note 8)	—	—	(656,901)	(89,995)
Change in fair value of foreign exchange forward contracts	(164,356)	(389,166)	115,312	15,798
Change in fair value of foreign exchange options	(4,163)	74,307	1,342	184
Change in fair value of long-term investment	101,871	221,473	163,492	22,398
Change in fair value of convertible senior notes	(12,083)	(31,188)	323,474	44,316
Income before income taxes	1,976,709	7,490,165	259,941	35,612
Income tax expenses	(605,278)	(1,260,285)	(69,441)	(9,513)
Equity in income/(loss) of affiliated companies	193,708	222,674	(177,013)	(24,251)
Net income	1,565,139	6,452,554	13,487	1,848
Less: Net (income)/loss attributable to the non-controlling interests	(944,633)	(3,005,111)	76,979	10,547
Less: Net (income) attributable to redeemable non-controlling interests	—	—	(35,926)	(4,922)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	620,506	3,447,443	54,540	7,473

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share-
Basic	3.13	16.60	0.26	0.04
Diluted	3.10	15.23	(1.27)	(0.17)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS-
Basic	12.54	66.39	1.04	0.14
Diluted	12.38	60.90	(5.06)	(0.69)
Weighted average ordinary shares outstanding
Basic	198,004,260	207,705,476	208,607,597	208,607,597
Diluted	200,408,494	226,113,084	209,981,840	209,981,840

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands, unless otherwise indicated)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2 (al))
Net income	1,565,139	6,452,554	13,487	1,848
Other comprehensive income:
-Unrealized gain/(loss) on available-for-sale securities (Note 31)	973	18,161	(10,212)	(1,399)
-Reclassification of change in instrument-specific credit risk (Note 24)	—	(53,481)	(199,276)	(27,301)
-Change in instrument-specific credit risk (Note 24)	100,158	70,732	421	58
-Foreign currency translation adjustments	406,149	129,232	105,413	14,442
Comprehensive income/(loss)	2,072,419	6,617,198	(90,167)	(12,352)
Less: comprehensive (income)/loss attributable to non-controlling interests	(1,079,975)	(3,027,731)	46,190	6,328
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	992,444	3,589,467	(43,977)	(6,024)

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(In thousands, unless otherwise indicated)

	December 31, 2023	December 31, 2024
	RMB	RMB	USD
			(Note 2 (al))
ASSETS
Current assets:
Cash and cash equivalents	16,060,679	25,053,762	3,432,351
Restricted cash	3,008,428	2,684,214	367,736
Restricted short-term investments	7,485,562	2,973,120	407,316
Short-term investments	1,023,695	928,322	127,180
Accounts receivable, net - a related party	296,512	436,706	59,829
Accounts receivable, net - third parties	22,662,181	13,628,852	1,867,145
Notes receivable - a related party	1,183	108,638	14,883
Notes receivable - third parties	4,088,902	3,224,739	441,787
Advances to suppliers - related parties	6,555	203,056	27,819
Advances to suppliers - third parties	4,559,224	2,451,093	335,798
Inventories, net	18,215,537	12,509,422	1,713,784
Foreign exchange forward contract receivables	103,100	115,220	15,785
Prepayments and other receivables - related parties	27,412	29,817	4,085
Prepayments and other current assets	3,402,812	4,460,594	611,099
Held-for-sale assets	2,003,417	57,502	7,878
Total current assets	82,945,199	68,865,057	9,434,475
Non-current assets:
Restricted long-term investments	1,536,198	1,328,201	181,963
Long-term investments	2,117,628	1,870,253	256,224
Property, plant and equipment, net	41,267,187	44,800,692	6,137,670
Land use rights, net	1,821,012	1,838,015	251,807
Intangible assets, net	569,088	461,955	63,288
Deferred tax assets	1,290,004	2,641,397	361,870
Financing lease right-of-use assets, net	82,293	—	—
Operating lease right-of-use assets, net	660,138	448,555	61,452
Advances to suppliers to be utilized beyond one year	648,377	520,376	71,291
Other assets – related parties	55,236	16,960	2,324
Other assets – third parties	2,735,331	1,937,975	265,501
Available-for-sale securities	104,134	150,922	20,676
Total non-current assets	52,886,626	56,015,301	7,674,066
Total assets	135,831,825	124,880,358	17,108,541

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(In thousands, unless otherwise indicated)

	December 31, 2023	December 31, 2024
	RMB	RMB	USD
			(Note 2 (al))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable – a related party	21,244	—	—
Accounts payable - third parties	15,453,922	11,038,668	1,512,291
Notes payable - related parties	277,000	380,269	52,097
Notes payable - third parties	25,413,532	10,809,532	1,480,900
Accrued payroll and welfare expenses	2,798,964	2,779,196	380,748
Advances from a related party	3,412	—	—
Advances from third parties	6,961,886	5,088,596	697,135
Income tax payables	1,016,039	703,498	96,379
Foreign exchange forward derivatives payables	26,466	20,789	2,848
Convertible senior notes	782,969	—	—
Financing lease liabilities - current	36,587	—	—
Operating lease liabilities - current	119,344	145,663	19,956
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	13,583,774	6,933,899	949,940
Other payables and accruals - third parties	13,436,902	16,572,843	2,270,474
Other payables and accruals - a related party	11,599	11,069	1,516
Held-for-sale liabilities	1,117,005	—	—
Total current liabilities	81,060,645	54,484,022	7,464,284
Non-current liabilities:
Long-term borrowings	11,238,806	20,643,272	2,828,117
Long-term payables	2,378,684	4,387,864	601,135
Accrued warranty costs - non-current	2,145,426	2,136,192	292,657
Operating lease liabilities - non-current	557,136	330,740	45,311
Convertible notes	4,785,480	8,605,579	1,178,959
Deferred tax liability	131,506	56,718	7,770
Total non-current liabilities	21,237,038	36,160,365	4,953,949
Total liabilities	102,297,683	90,644,387	12,418,233

Commitment and contingencies	—	—	—

Mezzanine Equity
Redeemable non-controlling interests	—	1,535,926	210,421

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 209,920,447 and 211,083,301 shares issued as of December 31, 2023 and December 31, 2024, respectively)	29	29	4
Additional paid-in capital	10,738,376	11,245,665	1,540,650
Accumulated other comprehensive income	359,584	225,141	30,844
Treasury stock, at cost; 1,360,000 and 5,574,244 ordinary shares as of December 31, 2023 and December 31, 2024	(79,282)	(216,507)	(29,661)
Retained earnings	9,137,727	8,644,581	1,184,302
Total JinkoSolar Holding Co., Ltd. Shareholders’ equity	20,156,434	19,898,909	2,726,139
Non-controlling interests	13,377,708	12,801,136	1,753,748
Total shareholders’ equity	33,534,142	32,700,045	4,479,887
Total liabilities, mezzanine equity and shareholders’ equity	135,831,825	124,880,358	17,108,541

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In thousands, unless otherwise indicated)

	Ordinary shares issued			JinkoSolar Holding Co., shareholders’ equity
				Accumulated
				other	Number of			Non-	Total
	Number of		Additional	comprehensive	Treasury	Treasury	Retained	controlling	shareholders’
	shares	Par value	paid-in capital	(loss)/income	Stock	Stock	earnings	interests	equity
		RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2021	193,770,753	26	5,617,923	(154,375)	(2,945,840)	(43,170)	5,629,377	3,237,471	14,287,252
Share-based compensation expense (Note 27)	—	—	987,259	—	—	—	—	13,610	1,000,869
Foreign currency exchange translation adjustment	—	—	—	270,807	—	—	—	135,342	406,149
Change in the instrument-specific credit risk (Note 24)	—	—	—	100,158	—	—	—	—	100,158
Unrealized gain on available-for-sale securities (Note 14)	—	—	—	973	—	—	—	—	973
Subsidiary’s offering of its equity interests (Note 26)	—	—	3,303,660	—	—	—	—	6,419,192	9,722,852
Exercise of share options	10,364,276	2	3,853	—	—	—	—	—	3,855
Contribution from non-controlling interest shareholders	—	—	—	—	—	—	—	17,000	17,000
Net income	—	—	—	—	—	—	620,506	944,633	1,565,139
Settlement of non-controlling interests	—	—	236	—	—	—	—	(5,418)	(5,182)
Distribution of a subsidiary’s dividend to non-controlling interest holders (Note 26)	—	—	—	—	—	—	—	(95,172)	(95,172)
Balance as of December 31, 2022	204,135,029	28	9,912,931	217,563	(2,945,840)	(43,170)	6,249,883	10,666,658	27,003,893
Share-based compensation expense (Note 27)	—	—	804,004	—	—	—	—	58,638	862,642
Foreign currency exchange translation adjustment	—	—	—	110,428	—	—	—	18,804	129,232
Change in the instrument-specific credit risk (Note 24)	—	—	—	70,732	—	—	—	—	70,732
Unrealized gain on available-for-sale securities (Note 14)	—	—	—	14,342	—	—	—	3,819	18,161
Cancellation of treasury stock (Note 25)	(2,945,840)	—	(43,170)	—	2,945,840	43,170	—	—	—
Repurchase of ordinary shares (Note 25)	—	—	—	—	(1,360,000)	(79,282)	—	—	(79,282)
Vesting of restricted share units (Note 25)	5,792,846	1	(1)	—	—	—	—	—	—
Contribution from non-controlling interest shareholders	—	—	—	—	—	—	—	10,292	10,292
Net income	—	—	—	—	—	—	3,447,443	3,005,111	6,452,554
Conversion of convertible senior notes (Note 24)	2,938,412	—	300,771	(53,481)	—	—	—	—	247,290
Share of equity adjustments in an equity method investee (Note 14)	—	—	741	—	—	—	—	520	1,261
Dividend distribution (Note 34)	—	—	—	—	—	—	(559,599)	—	(559,599)
Distribution of Jiangxi Jinko’s dividend to non-controlling interest shareholders (Note 26)	—	—	—	—	—	—	—	(368,275)	(368,275)
Vesting and exercise of share options issued by Jiangxi Jinko (Note 27)	—	—	(115,554)	—	—	—	—	160,843	45,289
Conversion of convertible notes issued by Jiangxi Jinko (Note 24)	—	—	23	—	—	—	—	16	39
Repurchase of ordinary shares of Jiangxi Jinko (Note 26)	—	—	(121,369)	—	—	—	—	(178,718)	(300,087)
Balance as of December 31, 2023	209,920,447	29	10,738,376	359,584	(1,360,000)	(79,282)	9,137,727	13,377,708	33,534,142
Share-based compensation expense (Note 27)	—	—	372,833	—	—	—	—	(7,081)	365,752
Foreign currency exchange translation adjustment	—	—	—	72,586	—	—	—	32,827	105,413
Change in the instrument-specific credit risk (Note 24)	—	—	—	421	—	—	—	—	421
Unrealized loss on available-for-sale securities (Note 14)	—	—	—	(8,174)	—	—	—	(2,038)	(10,212)
Retirement of treasury stock (Note 25)	(16,812,712)	(3)	(737,736)	—	16,812,712	737,739	—	—	—
Repurchase of ordinary shares (Note 25)	—	—	—	—	(21,026,956)	(874,964)	—	—	(874,964)
Vesting of restricted share units (Note 25)	5,822,846	1	(1)	—	—	—	—	—	—
Exercise of share options (Note 25)	158,000	—	3,691	—	—	—	—	—	3,691
Contribution from non-controlling interest shareholders(Note 26)	—	—	185,662	—	—	—	—	414,555	600,217
Net income	—	—	—	—	—	—	90,466	(76,979)	13,487
Net income attributable to redeemable non-controlling interests (Note 7)	—	—	—	—	—	—	(35,926)	—	(35,926)
Conversion of convertible senior notes (Note 24)	11,994,720	2	664,441	(199,276)	—	—	—	—	465,167
Share of equity adjustments in an equity method investee (Note 14)	—	—	1,176	—	—	—	—	823	1,999
Dividend distribution (Note 34)	—	—	—	—	—	—	(547,686)	—	(547,686)
Distribution of subsidiaries’ dividends to non-controlling interest shareholders (Note 26)	—	—	—	—	—	—	—	(921,520)	(921,520)
Reversal of share options issued by Jiangxi Jinko (Note 27)	—	—	17,173	—	—	—	—	(17,173)	—
Conversion of convertible notes issued by Jiangxi Jinko (Note 24)	—	—	50	—	—	—	—	14	64
Balance as of December 31, 2024	211,083,301	29	11,245,665	225,141	(5,574,244)	(216,507)	8,644,581	12,801,136	32,700,045

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(In Thousands, unless otherwise indicated)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(Note 2 (al))
Cash flows from operating activities:
Net income	1,565,139	6,452,554	13,487	1,848
Adjustments to reconcile net income to net cash provided by operating activities:	—	—	—	—
Share-based compensation charge (Note 27)	1,000,869	862,642	365,752	50,108
Change in fair value of foreign exchange forward contracts (Note 31)	13,818	(18,079)	(29,070)	(3,983)
Change in fair value of foreign exchange options (Note 31)	4,163	(74,307)	(1,342)	(184)
Change in fair value of convertible senior notes (Note 24)	12,083	31,188	(323,474)	(44,316)
Change in fair value of short term investments (Note 5)	—	1,125	(22,289)	(3,054)
Change in fair value of financial liability and profit distribution (Note 31)	—	793	(34,978)	(4,792)
Deferred income tax benefits (Note 6)	(320,673)	(845,403)	(1,426,182)	(195,386)
Change in fair value of long-term investment (Note 14)	(101,871)	(221,473)	(163,492)	(22,398)
Net settle from licensed patents income with acquired patents	—	(50,581)	—	—
Depreciation of property, plant and equipment (Note 15)	2,585,018	7,856,257	7,544,061	1,033,532
Amortization of right-of-use assets (Note 21)	129,869	172,625	146,561	20,079
Amortization of land use rights (Note 16)	27,353	38,656	40,503	5,549
Amortization of intangible assets (Note 17)	17,324	121,742	87,258	11,954
Inventory write-down (Note 12)	1,819,166	2,859,081	3,315,227	454,184
Provision for expected credit loss (Note 2(i))	285,394	182,779	138,806	19,016
Loss on disposal of property, plant and equipment	248,500	107,829	431,542	59,121
Loss on disposal of intangible assets	—	13,900	6,217	852
Loss on early termination of lease	—	—	25,274	3,463
Impairment of long-lived assets	373,732	640,004	1,242,168	170,176
Equity in loss/(income) of affiliated companies	(193,708)	(222,674)	177,013	24,251
Gain on disposal of investment in subsidiaries (Note 8)	(14,232)	—	(1,145,172)	(156,888)
Fair value loss of contingent consideration related to disposal of a subsidiary (Note 8)	—	—	656,901	89,995
Exchange gain, net	(1,025,891)	(938,092)	(484,364)	(66,358)
Changes in operating assets and liabilities (net of impact of disposition):
Decrease/(increase) in accounts receivable – third parties	(8,610,986)	(6,809,123)	8,403,757	1,151,310
Increase in accounts receivable - a related party	(115,300)	(164,200)	(146,615)	(20,086)
Decrease/(increase) in notes receivable – third parties	(5,006,954)	2,501,251	499,663	68,454
(Increase)/decrease in notes receivable – a related party	(282,824)	281,641	(107,455)	(14,721)
Decrease/(increase) in advances to suppliers – third parties	(1,706,688)	(1,771,208)	2,208,529	302,567
(Increase)/decrease in advances to suppliers - related parties	(56,860)	50,304	(196,501)	(26,920)
Decrease/(increase) in inventories	(6,053,218)	(3,835,365)	2,394,623	328,062
(Decrease)/increase in long term payable	—	179,532	(193,593)	(26,522)
(Increase)/decrease in lease liabilities	(22,365)	21,474	(141,706)	(19,414)
Increase in prepayments and other receivables – related parties	(6,248)	(4,287)	14,053	1,925
Increase in prepayments and other current assets	(277,283)	(219,861)	(175,015)	(23,977)
Decrease in other assets - related parties	3,417	—	—	—
Decrease in other assets – third parties	621,880	62,735	20,746	2,842
Increase in land use right	(473,806)	—	—	—
(Decrease)/increase in accounts payable – third parties	3,588,939	5,542,926	(4,462,473)	(611,356)
(Decrease)/increase in accounts payable – a related party	(15,863)	21,244	(21,244)	(2,910)
(Decrease)/increase in accrued payroll and welfare expenses	795,140	821,986	(19,768)	(2,709)
(Decrease)/increase in advances from – third parties	3,289,191	(2,274,683)	(1,709,323)	(234,176)
(Decrease)/increase in advances from – a related party	3,829	(417)	(3,412)	(467)
(Decrease)/increase in income tax payables	522,879	343,849	(312,541)	(42,818)
(Decrease)/increase in warranty cost - non current	—	723,150	(9,234)	(1,265)
Increase in other payables and accruals – third parties	1,572,549	1,378,975	247,998	33,976
(Decrease)/increase in other payables and accruals – a related party	3,734	5,635	(530)	(73)
Net cash provided by / (used in) operating activities	(5,800,784)	13,826,124	16,850,366	2,308,491

Cash flows from investing activities:
Maturity of restricted short-term investments	8,494,069	16,699,633	12,850,286	1,760,482
Maturity of short-term investments	150,000	—	1,042,596	142,835
Maturity of restricted long-term investments	1,232,960	1,378,680	572,752	78,467
Proceeds from disposal of property, plant and equipment, land use right and intangible assets	714,176	471,569	322,599	44,196
Proceeds from pro rata decrease in equity investments (Note14)	94,284	10,048	—	—
Proceeds from disposal of an equity investment (Note 14)	15,000	—	—	—
Proceeds from disposal of long - term investments (Note 14)	—	—	184,683	25,302
Disposal of subsidiaries, net of cash collected/ (paid)	(91,334)	—	1,162,174	159,217
Cash payment for transaction cost related to subsidiary disposal	—	—	(17,714)	(2,427)
Purchase of property, plant and equipment	(12,251,348)	(15,651,932)	(9,093,271)	(1,245,773)
Cash paid for investment in affiliates (Note14)	(615,100)	—	—	—
Purchase of intangible assets	(42,415)	(198,682)	(275,823)	(37,788)
Purchase of restricted short-term investments	(8,177,423)	(15,239,924)	(8,337,844)	(1,142,280)
Purchase of restricted long-term investments	(1,406,943)	(1,536,198)	(364,755)	(49,971)
Purchase of short-term investments	—	(1,024,820)	(924,934)	(126,715)
Proceeds from dividends from associates (Note 14)	—	127,363	127,072	17,409
Acquisition of a subsidiary, net of cash acquired	—	36,398	(36,599)	(5,014)
Cash paid for investment in equity securities (Note 14)	(227,000)	(272,305)	(5,500)	(753)
Redemption of available-for-sales securities (Note 31)	—	105,500	—	—
Loan to a third party (Note13)	(23,459)	—	—	—
Loan repayment from a third party (Note 13)	—	—	23,459	3,214
Deposits provided for an equity investment	(37,854)	—	—	—
Purchase of time deposits (Note 14)	—	—	(74,400)	(10,193)
Purchase of available-for-sale securities (Note 31)	(100,000)	(65,000)	(57,000)	(7,809)
Net cash used in investing activities	(12,272,387)	(15,159,670)	(2,902,219)	(397,601)

Cash flows from financing activities:
Subsidiary’s offering of its equity interests (Note 26)	9,770,000	—	—	—
Cash payment for transaction costs of Jiangxi Jinko’s offering (Note 26)	(47,148)	—	—	—
Settlement of non-controlling interests	(5,182)	—	—	—
Cash payment for finance lease as lessee (Note 21)	(216,722)	(280,833)	(36,587)	(5,012)
Proceeds from exercise of share options (Note 27)	5,024	—	3,691	506
Capital contributions from non-controlling interest holder (Note 26)	17,000	10,292	600,217	82,229
Proceeds from redeemable non-controlling interest holder (Note 7)	—	—	1,500,000	205,499
Proceeds from bank borrowings	29,663,730	19,754,288	25,182,493	3,449,987
Repayment of borrowings	(27,624,208)	(20,822,295)	(22,751,249)	(3,116,908)
Increase/(decrease) in notes payable - related parties	419,500	(142,500)	103,269	14,148
(Decrease)/increase in notes payable - third parties	8,132,100	5,209,209	(14,604,000)	(2,000,740)
Payment of Jiangxi Jinko’s dividend to non-controlling interest holders (Note 26)	(95,172)	(368,275)	(921,520)	(126,248)
Proceeds from issuance of Jiangxi Jinko’s convertible notes (Note 24)	—	4,726,048	3,679,902	504,145
Issuance cost paid for issuance of Jiangxi Jinko’s convertible notes (Note 24)	—	(31,891)	—	—
Proceeds from exercise of share options issued by Jiangxi Jinko (Note 27)	—	45,289	—	—
Cash payment for dividend (Note 34)	—	(559,599)	(547,686)	(75,034)
Proceeds from financial liabilities measured at FVPL (Note 31)	—	830,540	2,398,089	328,536
Borrowings from government background funds	—	650,000	—	—
Repurchase of shares (Note 25)	—	(79,282)	(874,964)	(119,870)
Repurchase of ordinary shares of Jiangxi Jinko	—	(300,087)	—	—
Net cash (used in)/provided by financing activities	20,018,922	8,640,904	(6,268,345)	(858,762)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	227,957	848,969	630,893	86,432
Net increase in cash, cash equivalents, and restricted cash	2,173,708	8,156,327	8,310,695	1,138,560
Cash, cash equivalents, and restricted cash, beginning of the year	9,097,246	11,270,954	19,427,281	2,661,527
Cash, cash equivalents, and restricted cash, end of the year (Note 2(d))	11,270,954	19,427,281	27,737,976	3,800,087

Supplemental disclosure of cash flow information
Cash paid for income tax	400,338	1,783,845	1,687,782	231,225
Cash paid for interest expenses (net of amounts capitalized)	1,072,812	1,117,871	827,097	113,312

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in payables	5,674,455	8,404,479	9,345,121	1,280,276
Receivables related to disposal of property, plant and equipment and land use right (Note 13)	378,900	89,519	33,765	4,626
Offset of receivables with payables for mutual patent licensing	—	50,581	—	—
Offset of receivables with payables for acquisition of a subsidiary	—	—	242,511	33,224
Conversion of convertible senior notes to ordinary shares	—	247,290	465,167	63,728

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2024:

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Investment Limited. (“Paker”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”) (Note 25)	December 13, 2006	PRC	58.8%

Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko”)*	June 30, 2009	PRC	44.5%

Jinko Solar Import and Export Co., Ltd. (“Jinko Import and Export”)	December 24, 2009	PRC	58.8%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	58.8%

Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”)*	June 13, 2010	PRC	44.5%

Yuhuan Jinko Solar Co., Ltd. (“Yuhuan Jinko”)	July 29, 2016	PRC	58.8%

JinkoSolar (U.S.) Inc. (“Jinko US”)	August 19, 2010	USA	58.8%

Jiangxi Photovoltaic Materials Co., Ltd. (“Jiangxi Materials”)	December 1, 2010	PRC	58.8%

JinkoSolar (Switzerland) AG (“Jinko Switzerland”)	May 3, 2011	Switzerland	58.8%

JinkoSolar (US) Holdings Inc. (“Jinko US Holding”)	June 7, 2011	USA	58.8%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	58.8%

Jinko Solar Canada Co., Ltd. (“Jinko Canada”)	November 18, 2011	Canada	58.8%

Jinko Solar Australia Holdings Co. Pty Ltd. (“Jinko Australia”)	December 7, 2011	Australia	58.8%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	58.8%

Jinko Solar (Shanghai) Management Co., Ltd. (“Shanghai Management”)	July 25, 2012	PRC	58.8%

Canton Best Limited (“Canton Best BVI”)	September 16, 2013	BVI	100%

Jinko Solar Technology Sdn.Bhd. (“JinkoSolar Technology Malaysia”)	January 21, 2015	Malaysia	58.8%

JinkoSolar International Development Limited.	August 28, 2015	Hong Kong	100%

JinkoSolar Middle East DMCC (“DMCC”)	November 6, 2016	Emirates	58.8%

JinkoSolar Trading Private Limited.	February 6, 2017	India	58.8%

JinkoSolar LATAM Holding Limited.	August 22, 2017	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	USA	58.8%

JinkoSolar (Haining) Co., Ltd. (“Haining Jinko”)*	December 15, 2017	PRC	53.7%

Jinko Solar Korea Co., Ltd. (“Jinko Korea”)	December 3, 2018	Korea	58.8%

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar (Sichuan) Co., Ltd. (“Jinko Sichuan”)*	February 18, 2019	PRC	38.5%

JinkoSolar (Qinghai) Co., Ltd. (“Jinko Qinghai”)	April 3, 2019	PRC	58.8%

Rui Xu Co., Ltd. (“Rui Xu”)*	July 24, 2019	PRC	35.3%

JinkoSolar (Yiwu) Co., Ltd. (“Jinko Yiwu”)	September 19, 2019	PRC	58.8%

Omega Solar Sdn. Bhd (Formerly named as “Jinko PV Material Supply SDN. BHD”)	September 23, 2019	Malaysia	58.8%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	58.8%

JinkoSolar (Chuzhou) Co., Ltd. (“Jinko Chuzhou”)	December 26, 2019	PRC	58.8%

Zhejiang New Materials Co., Ltd. (“Zhejiang New Materials”)*	March 24, 2020	PRC	44.5%

JinkoSolar (Shangrao) Co., Ltd. (“Jinko Shangrao”)*	April 17, 2020	PRC	38.7%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	58.8%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	58.8%

Jinko Solar (Malaysia) SDN BHD (“JinkoSolar Malaysia”)	August 28, 2020	Malaysia	58.8%

JinkoSolar (Chuxiong) Co., Ltd. (“Jinko Chuxiong”)	September 25, 2020	PRC	58.8%

Shanghai Jinko Green Energy Enterprise Management Co., Ltd. (“Shanghai Green Energy Management”)	December 07, 2020	PRC	58.8%

Jinko Solar (Vietnam) Industries Company Limited.	March 29, 2021	Vietnam	58.8%

JinkoSolar (Leshan) Co., Ltd. (“Jinko Leshan”)*	April 25, 2021	PRC	41.2%

JinkoSolar (Anhui) Co., Ltd. (“Jinko Anhui”) *	September 3, 2021	PRC	44.2%

JinkoSolar (Yushan) Co., Ltd. (“Jinko Yushan”) *	September 26, 2021	PRC	47.0%

Fengcheng Jinko PV Materials Co., Ltd	August 11, 2021	PRC	58.8%

JinkoSolar (Feidong) Co., Ltd. (“Jinko Feidong”) *	September 23, 2021	PRC	32.3%

JinkoSolar (Jinchang) Co., Ltd. (“Jinko Jinchang”)	September 24, 2021	PRC	58.8%

JinkoSolar (Poyang) Co., Ltd. (“Jinko Poyang”)	December 1, 2021	PRC	58.8%

Shangrao Changxin Enterprise Management Center LP.	December 16, 2021	PRC	100%

Jiaxing Jinyue Phase I Venture Capital Partnership	April 26, 2022	PRC	78.2%

Shangrao Jinko PV Manufacturing Co., Ltd.	March 28, 2022	PRC	58.8%

Shangrao Guangxin Jinko PV Manufacturing Co., Ltd	March 23, 2022	PRC	58.8%

Jinko Energy Storage Technology Co., Ltd. (“Jinko Energy”)	December 6, 2022	PRC	58.8%

Jiangxi Jinko Energy Storage Co., Ltd	May 26, 2022	PRC	58.8%

Mytikas Investment Limited	June 1, 2023	Hong Kong	100.0%

Shangrao Xinyuan YueDong Technology Development Co., Ltd(Formerly named as “Shangrao Jinko Green Energy Technology Development Co., Ltd”) (“Shangrao Xinyuan”)*	December 1, 2023	PRC	58.8%

Jiaxing Jinzhen Venture Capital Partnership LP	October 23, 2023	PRC	100.0%

Haining JinkoSolar Smart Manufacturing Co., Ltd	August 10, 2023	PRC	58.8%

Zhejiang Jinko Energy Storage Co., Ltd (“ZJES”)	April 23, 2023	PRC	58.8%

Shangrao Carbon and Industrial Equity Investment Fund Center LP.** (“Shangrao CEIF”)	November 15, 2023	PRC	25.2%

Yantai Jinyi Investment Management Partnership LP.** (“Yantai Jinyi”)	July 31, 2023	PRC	21.6%

Shanxi JinkoSolar II Smart Manufacturing Co., Ltd (“Shanxi Jinko”)	June 8, 2023	PRC	58.8%

*These entities are subsidiaries of Jiangxi Jinko with non-controlling interest. The percentage of ownership is the economic interest calculated as the multiple of the Company’s ownership in Jiangxi Jinko and Jiangxi Jinko’s ownership in such subsidiary.

**These entities are limited partnerships consolidated by the Group as the general partner, being established in 2023 by the Group and a group of external limited partners for investments in private companies in solar industry. As of December 31, 2024, these limited partnerships had cash and cash equivalents amounted to RMB349 million, equity securities without readily determinable amounted to RMB57 million, other payables and long term payables of investments from limited partners amounted to RMB40 million and RMB446 million, respectively.

As disclosed in Note 24, in April 2023, several trust plans (“Trusts”) were set up by Paker and a group of financial institutions as the trustors. These Trusts are structured vehicles consolidated by the Group, being set up for the issuance of Jiangxi Jinko’s convertible notes held by Paker. As of December 31, 2024, these Trusts had outstanding balances of financial liabilities amounted to RMB2,706 million (Note 19) and restricted cash amounted to RMB1,094 million.

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

b. Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents, time deposits at banks recorded as short-term investments, restricted short-term investments, restricted cash, restricted long-term investments and held-to-maturity debt securities recorded as long-term investments denominated in RMB amounted to RMB21,495 million and RMB22,768 million as of December 31, 2023 and 2024, respectively.

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

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Cash and cash equivalents	16,060,679	25,053,762
Restricted cash	3,008,428	2,684,214
Cash and cash equivalents included in held-for-sale assets (Note 2 (n))	358,174	—
Total	19,427,281	27,737,976

e. Short term investments

Short term investments represent i) the time deposits at banks with original maturities longer than three months and less than one year and stated at amortized cost, ii) the equity linked notes issued by financial institutions whose fair value directly linked to the share price of a designated A share listco and iii) the investments in open-ended funds issued by financial institutions, which are measured at fair value.

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

i. Current expected credit losses

The Company’s trade receivable, notes receivable, deposits and other receivables are within the scope of ASC Topic 326. The allowance is management’s estimate of expected credit losses on receivables. The Company estimated the allowance by segmenting receivables into groups based on certain credit risk characteristics, including geographic region and industry. The Company determined an expected loss rate for each group based on the historical credit loss experience, current and future economic conditions, and lifetime for debt recovery.

For the year ended December 31, 2022, the Company recorded RMB285 million expected credit loss expense in general and administrative expenses. As of December 31, 2022, the expected credit loss provision for the current and non-current assets were RMB600 million and RMB2 million, respectively. As of December 31, 2022, the expected credit loss provision for the Company’s 3rd party trade receivables were RMB584 million.

For the year ended December 31, 2023, the Company recorded RMB183 million expected credit loss expense in general and administrative expenses. As of December 31, 2023, the expected credit loss provision for the current and non-current assets were RMB779 million and RMB2 million, respectively. As of December 31, 2023, the expected credit loss provision for the Company’s 3rd party trade receivables were RMB685 million.

For the year ended December 31, 2024, the Company recorded RMB139 million expected credit loss expense in general and administrative expenses. As of December 31, 2024, the expected credit loss provision for the current and non-current assets were RMB919 million and RMB1 million, respectively. As of December 31, 2024, the expected credit loss provision for the Company’s 3rd party trade receivables were RMB829 million.

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

k. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. No provision of advance to suppliers was recorded for the years ended December 31, 2022, 2023 and 2024.

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no provision recorded related to these long-term contracts for each of the three years ended December 31, 2022, 2023 and 2024.

m. Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the prices paid to acquire or construct the assets, interest capitalized during the construction period and any expenditure that substantially extends the useful life of an existing asset. Depreciation is computed using the straight-line method over the following estimated useful lives (RMB in thousands):

Buildings	20 years
Machinery and equipment	3~10 years
Furniture, fixture and office equipment	3~5 years
Motor vehicles	4~5 years

Construction in progress primarily represents the construction of new production line and buildings. Costs incurred in the construction are capitalized and transferred to property, plant and equipment upon completion, at which time depreciation commences.

Expenditures for repairs and maintenance are expensed as incurred. The gain or loss on disposal of property, plant and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in general and administrative expenses upon disposal.

The Company reviews the estimated useful lives and residential value of its property, plant and equipment on an ongoing basis. Effective from January 1, 2023, the Company updated its estimates for useful lives of certain machinery and equipment from 10 years to 6 years and residual value of its property, plant and equipment from 10% to 5%, based on its internal studies and market analysis which supports 6 years useful lives and 5% residual value as more appropriate in view of the recent developments in solar power technology. The change was accounted for prospectively as a change in accounting estimate. The amount and per share effect of the change in accounting estimate for the year ended December 31, 2023 are summarized as below:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Decrease in net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders(in RMB thousand)	—	1,242,367	—
Decrease in basic earnings per share	—	5.98	—
Decrease in diluted earnings per share	—	5.49	—

n. Assets and liabilities held for sale

Long-lived assets to be sold are classified as held for sale when the following recognition criteria in ASC 360-10-45-9 are met:

●	Management, having the authority to approve the action, commits to a plan to sell the asset.
●	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.
●	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.
●	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,
●	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
●	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Disposal of a subsidiary

In 2023, Jiangxi Jinko entered into an equity transfer agreement with third parties (the “Acquirers”) to sell its 100% equity interest in a subsidiary (the “Target”), at a consideration of RMB4,300 million.

As the disposition has not yet been consummated as of December 31, 2023, the assets and liabilities of the Target were classified as held for sale with the amount of RMB 1,814 million and RMB 1,117 million, respectively. No impairment indicator was identified in relation to the held for sale assets. The disposal was consummated in February 2024. (Note 8)

Yuhuan Jinko, Jinko Yiwu and Jinko Chuzhou

In May 2023, Yuhuan Jinko entered into an agreement to sell its land use right and buildings located in Yuhuan, Zhejiang province to a third party with a total carrying amount of RMB 236 million. Related assets were reclassified from land use right and the property, plant and equipment to assets held for sale amounted to RMB 189 million as of December 31, 2023. The disposal was consummated in October 2024.

In December 2024, Jinko Yiwu and Jinko Chuzhou entered into agreements to sell its machinery and equipment located in YiWu, Zhejiang province and ChuZhou, Anhui province to third parties with a total carrying amount of RMB 58 million. Related assets were reclassified from the property, plant and equipment to assets held for sale amounted to RMB 58 million as of December 31, 2024.

o. Interest Capitalization

Interest expenses during the years ended December 31, 2022, 2023 and 2024 were RMB1,150 million, RMB1,243 million and RMB1,204 million, net of interest income of RMB589 million, RMB554 million and RMB415 million, respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expenses capitalized associated with the construction projects are recorded in property, plant and equipment, net. For the years ended December 31, 2022, 2023 and 2024, capitalized interest expenses were RMB71 million, RMB72 million and RMB61 million, respectively.

p. Land use rights

Land use rights represent acquisition costs to purchase land use rights from the PRC government, which are evidenced by property certificates. The periods of these purchased land use rights are either 50 years or 70 years. The Company classifies land use rights as long term assets on the balance sheet.

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

s. Investments

The Group’s investments include equity method investments, equity securities with readily determinable fair values, equity securities without readily determinable fair values, equity securities applying fair value option, available-for-sale debt securities and held-to-maturity debt securities.

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

Debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity debt securities and are stated at amortized cost. Held-to-maturity debt securities recorded as long-term investments represent the time deposits at banks with original maturities longer than one year.

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

Receivables have also been recorded for the guarantee payments to be received.

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

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts have been completed before the adoption date, and as the company has elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, with the amount of RMB0.4 million, RMB7 million and nil in 2022, 2023 and 2024.

The total amounts of retainage that were not recognized as revenue were RMB23 million, RMB16 million and RMB16 million as of December 31, 2022, 2023 and 2024, respectively.

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

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2022, 2023 and 2024, no incremental cost was capitalized as assets.

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

x. Segment report

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Group’s chief operating decision maker (the “CODM”) in deciding how to allocate resources and assessing performance. The Group operates and manages its business as a single segment which is vertically integrated solar power products manufacturing business from silicon ingots, wafers, cells to solar modules. The Group’s CODM is Mr. Xiande Li, the Chairman of the Board of Directors and the Chief Executive Officer.

The CODM assesses performance and decides how to allocate resources for our one operating segment based on consolidated net income that is reported on the consolidated statements of operations and uses property, plant and equipment, net to measure segment assets. Further, the Company has also evaluated the significant segment expenses incurred by our single segment and regularly provided to the CODM. The significant segment expenses provided to the CODM are consistent with those reported on the consolidated statements of operations and include cost of sales, selling, general and administrative, research and development, interest expense and income taxes. The CODM uses these metrics to make key operating decisions such as: approving a new product launch strategy, making significant capital expenditures, approving the design of key commercialization strategies, decisions about key personnel, and approving annual operating and capital budgets. The CODM considers budget-to-actual variances and year over year performance when making decisions supporting capital resource allocation.

Since the Company operates in one reportable segment, all financial information required can be found in the consolidated financial statements. Details of disclosure on depreciation of property, plant and equipment please refer to Note 15.

The following table presents total revenues for the years ended December 31, 2024, 2023, and 2022 by geographic region, based on the customer country of invoicing (RMB in thousands):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Inside China (including Hong Kong and Taiwan)	34,839,410	45,418,257	31,212,181
The Americas	11,704,413	21,640,478	22,535,516
Europe	19,637,777	21,731,240	13,624,895
Asia Pacific	11,274,447	19,431,642	1,771,391
Rest of the world	5,671,249	10,456,974	23,112,319
Total revenues	83,127,296	118,678,591	92,256,302

The following table presents long-lived assets, which include property, plant and equipment and lease assets as of December 31, 2024 and 2023 by geographic region, based on the physical location of the assets (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Inside China (including Hong Kong and Taiwan)	33,078,599	37,437,289
Asia Pacific	8,128,375	6,799,419
The Americas	802,031	1,011,787
Rest of the world	612	752
Total	42,009,617	45,249,247

y. Cost of revenue

Cost of revenue for sales of photovoltaic products includes production and indirect costs, as well as cost for raw materials purchase, depreciation and amortization of assets associated with the production and provision for inventories.

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

For the years ended December 31, 2023 and 2024, due to the decrease in average selling price of solar modules, the Group reversed previous years’ recorded warranty liability of RMB387 million and RMB989 million, with a corresponding decrease to selling and marketing expenses, respectively. For the year ended December 31, 2022, due to the rising in average selling price of solar modules, the Group increased previous years’ recorded warranty liability of RMB75 million, with a corresponding increase to selling and marketing expenses in 2022.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs–non-current, respectively, which reflect the Group’s estimation of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2022, 2023 and 2024, warranty costs accrued for the modules and energy storage system delivered in the periods before the increase/reversal due to updated project replacement cost were RMB773 million, RMB1,372 million and RMB1,265 million, respectively. The utilization of the warranty accruals for the years ended December 31, 2022, 2023 and 2024 were RMB212 million, RMB222 million and RMB278 million, respectively.

Movement of accrued warranty cost for solar modules

The following table summarizes the movement of accrued warranty cost for solar modules (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
At beginning of year	1,007,805	1,641,721	2,381,254
Additions	771,244	1,348,516	1,245,880
Utilization	(212,130)	(222,073)	(276,554)
Accrue (reversal) to selling and marketing expense	74,802	(386,910)	(988,984)
At end of year	1,641,721	2,381,254	2,361,596

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

Movement of accrued warranty cost for ESS products

The following table summarizes the movement of accrued warranty cost for ESS products (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
At beginning of year	—	2,254	25,440
Additions	2,254	23,186	19,165
Utilization	—	—	(1,565)
At end of year	2,254	25,440	43,040

Saved as accrued warranty cost for solar modules and ESS products, no significant warranty for solar cells, silicon wafers and other solar materials products defects.

aa. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB5,161 million, RMB4,226 million and RMB4,425 million for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. As of December 31, 2023 and 2024, there were no uncertain tax positions.

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term and long-term investments, available-for-sale securities, long-term investments, accounts and notes receivable, foreign exchange forward contract receivables, other receivables, prepayments and other current assets, foreign exchange option, accounts and notes payable, other payables and accruals, foreign exchange forward contract payables, guarantee liabilities, lease liabilities, short-term borrowings, long-term borrowings, long-term payables, convertible senior notes, convertible notes and interest rate swap.

The foreign exchange forward contracts receivable and payable, foreign exchange options, interest rate swap, equity securities applying fair value option, available-for-sale debt securities, financial liabilities are measured at fair value and convertible senior notes issued by the Company are measured at fair value (Note 31). The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those equity investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

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

ag. Government grants

Government grants related to technology upgrades and enterprise development are recognized as subsidy income when received. For the years ended December 31, 2022, 2023 and 2024, the Group received financial subsidies of RMB1,089 million, RMB1,175 million and RMB2,449 million from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as deferred revenue which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB1,469 million, RMB2,827 million and RMB1,553 million for the years ended December 31, 2022, 2023 and 2024, respectively.

ah. Repurchase and retirement of share

When the Company’s shares are purchased for retirement, the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price is shown separately as treasury stock.

When the Company’s treasury stock is retired, the excess of the purchase price over its par value is allocated between additional paid-in capital and retained earnings in accordance with ASC 505-30. If a portion of the excess is allocated to additional paid-in capital, it shall be limited to the sum of: (i) all additional paid-in capital arising from previous retirements and net gains on sales of treasury stock of the same issue and (ii) the pro rata portion of additional paid-in capital, voluntary transfers of retained earnings, capitalization of stock dividends, and so forth, on the same issue.

During the year ended December 31, 2022, 2023 and 2024, given the repurchase price paid in excess of par value was lower than the pro rata portion of additional paid-in capital arising from same issue, the Group allocated all the excess into “additional paid-in capital” amounted to nil, RMB 43 million and RMB 738 million, respectively.

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

ak. Other comprehensive income

Other comprehensive income is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries, fair value changes of the Company’s debt securities, changes in instrument-specific credit risk of financial liabilities using fair value option and reclassification of change in instrument-specific credit risk.

al. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income and statement of cash flows from RMB into United States dollars (“USD” or “US$”) as of and for the year ended December 31, 2024 are solely for the convenience of readers and were calculated at the rate of RMB7.2993 to USD1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2024, or at any other rate.

am. Recent accounting pronouncements

New Accounting Standards Adopted

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company adopted this update from January 1, 2024 and the adoption did not have a material impact to the Company’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The Company adopted this from January 1, 2024, and the adoption did not have a material impact on the Group’s consolidated financial statements but required additional disclosures.

New Accounting Standards Not Yet Adopted

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

In November 2024, the FASB issued new guidance expanding disclosure requirements related to certain income statement expenses. The guidance requires tabular footnote disclosure of certain operating expenses disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement’s expense caption, as applicable. The effective date is for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This guidance should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. The Company is in the process of evaluating the impact of the new guidance on its related disclosures to the consolidated financial statement.

3.    REVENUES

The Group’s revenues for the respective periods are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Sales of solar modules	80,224,354	114,381,172	89,014,018
Sales of solar cells	1,024,114	1,597,490	826,104
Sales of silicon wafers	466,553	283,561	151,095
Sales of solar projects	31,400	41,982	—
Sales of other solar products	1,380,875	2,374,386	2,265,085
Total	83,127,296	118,678,591	92,256,302

In December 2022 and January 2023, the Company received contingent payments in cash related to its sales of solar projects and recognized revenue of RMB31 million and RMB42 million, respectively.

During the years of 2022, 2023 and 2024, electricity revenue generated from certain overseas project assets constructed for sale upon completion, with the amount of RMB47 million, nil and nil, was considered as incidental revenue and accounted for as a reduction of the capitalized project costs for development.

4.    INTEREST EXPENSES

Components of interest expenses are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Interest expenses	1,150,128	1,242,793	1,203,871
Less: Interest capitalization	(70,719)	(71,657)	(60,792)
Total	1,079,409	1,171,136	1,143,079

5.    OTHER INCOME, NET

Components of other income, net are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Income from licensed patents (a)	—	50,581	295,966
Change in fair value of financial liabilities (Note 24)	—	—	34,978
Fair value gains from short-term investments	—	1,125	22,289
Donations	(6,824)	(25,791)	(17,926)
Disposal of Jiangsu Jinko-Tiansheng Co., Ltd. (“Tiansheng”)	12,474	—	—
Disposal of solar power project in Argentina	1,758	—	—
Others	(5,837)	219	(27,282)
Total	1,571	26,134	308,025
(a)The Group entered into patent licensing agreements to grant third party licensees non-exclusive, irrevocable licenses under the licensed patents to make, use or sell solar products. As the patents licensed out by the Group have significant standalone functionality and the licensees could use the licenses as they exist at a point in time, these patents licensed out by the Group were classified as functional intellectual properties, and therefore, income from these licensing arrangements were recognized at a point in time that control of the licenses are transferred to the licensees. Since the patent licensing did not present the Group’s ongoing major or central operations, management recorded the licensing income in “Other income, net”.

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

Jiangxi Jinko, Zhejiang Jinko, Haining Jinko, Shangrao Jinko, Zhejiang New Materials and Jinko Anhui were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Haining Jinko, Shangrao Jinko and Zhejiang New Materials were designated by the relevant local authorities as a “High and New Technology Enterprise” in December 2022, and enjoy the preferential tax rate of 15% from 2022 to 2024. Jinko Anhui was designated by the relevant local authorities as a “High and New Technology Enterprise” in November 2023, and enjoys the preferential tax rate of 15% from 2023 and 2025. Zhejiang Jinko was designated by the relevant local authorities as a “High and New Technology Enterprise” in 2024, and enjoys the preferential tax rate of 15% from 2024 to 2026. Jiangxi Jinko was designated by the relevant local authorities as a “High and New Technology Enterprise” in 2022 and enjoys the preferential tax rate of 15% from 2022 to 2024.

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

Since Jiangxi Jinko’s initial pubic offering in 2022 (Note 26), the Group provided withholding income tax for the earnings of Jiangxi Jinko, which are expected to be distributed in the future based on its distribution plan. As of December 31, 2023 and 2024, the Group recognized deferred tax liabilities of RMB68 million and nil, related to the cumulative undistributed earnings of Jiangxi Jinko.

The cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB6,635 million, RMB11,866 million and RMB10,330 million as of December 31, 2022, 2023 and 2024 respectively, and the amount of the unrecognized deferred tax liability on the indefinitely reinvested earnings was RMB663 million, RMB593 million and RMB516 million as of December 31, 2022, 2023, 2024 respectively.

Hong Kong

The Company’s subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 37.6%.

Korea

Jinko Korea is incorporated in Korea and is subject to corporate income tax at 10% in 2022, 23.1% in 2023 and 10% in 2024.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of10% in 2022, 10% in 2023 and 12% in 2024.

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

On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was enacted into law and is effective for taxable years beginning after December 31, 2022, and remains subject to future guidance releases. The IRA includes multiple incentives to promote clean energy, electric vehicles, battery and energy storage manufacture or purchase, including through providing tax credits to consumers.

JinkoSolar US performed an IRA Advanced Manufacturing Production Tax Credit analysis pursuant to Internal Revenue Code (“IRC”) Section 45X for the year ended December 31, 2023 and 2024, and determined that JinkoSolar US and subs has US5.0 million(equivalents to RMB35 million) and US25 million(equivalents to RMB180 million) qualified Section 45X credit for the year ended December 31, 2023 and 2024, respectively.

RMB13 million of 2023 and RMB152 million of 2024 qualified Section 45X tax credit is used to offset the current income tax expenses and the remaining RMB22 million and RMB 48 million of qualified Section 45X tax credit is recorded as deferred tax asset as of December 31,2023 and 2024, respectively.

Malaysia

Jinko Malaysia is subject to corporate income tax at 24%.

JinkoSolar Malaysia Technology was originally entitled to a five year 70% tax exemption and was subject to corporate income tax at 7% from 2023 to 2027, under the pioneer status (PS) incentive scheme as a company engaged in producing high technology products identified by the Malaysian Investment Development Authority (MIDA). In 2024, JinkoSolar Malaysia Technology did not meet the requirements for the tax incentive and could not enjoy the tax exemption since 2024. JinkoSolar Malaysia Technology is subject to corporate income tax at 24% since 2024.

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

Pillar Two

In December 2021, the Organization for Economic Co-operation and Development(“ OECD”) released model rules for a new global minimum tax framework (“Pillar Two”). Certain governments in countries in which the Group operate have enacted local Pillar Two legislation, with effective since January 1, 2024, such local legislation may also include qualified domestic minimum top-up tax.

Under the legislation, the Group is liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate. Among all entities within the group, Jinko Vietnam may have significant top-up tax impact under Pillar Two rule. Jinko Vietnam is the key operation entity located in Vietnam and it has been entitled to 100% tax exemption for 4 years from 2023 to 2026 with 0% local effective tax rate for 2024. Therefore, the Group accrued a top-up tax with 15% tax rate based on the profit before tax of Jinko Vietnam for Jinko Vietnam according to the legislation.

As these legislative changes develop and expand, the Group expects to continue to monitor the changes and evaluate their potential impact to its results of operations.

Composition of Income Tax Expense

Income before income taxes for the years ended December 31, 2022, 2023 and 2024 were taxed within the following jurisdictions (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Cayman Islands	(639,136)	(607,235)	(110,759)
PRC	2,743,467	9,798,930	(1,123,109)
Other countries	(127,622)	(1,701,530)	1,493,809
Income before income taxes	1,976,709	7,490,165	259,941

For the year ended December 31, 2024, loss before income taxes in Cayman Islands subsidiaries was mainly due to the share-based compensation expenses. Loss before taxes in PRC subsidiaries was mainly attributable to the decline in module prices in the PRC. Profit before income taxes in other countries subsidiaries was mainly due to the growth in sales in US and Vietnam subsidiaries.

The current and deferred positions of income tax expense included in the consolidated statement of operations for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Current income tax expenses
PRC	(867,937)	(2,050,538)	(857,618)
Other countries	(58,014)	(55,150)	(638,005)
Total current income tax expenses	(925,951)	(2,105,688)	(1,495,623)
Deferred tax (expenses)/benefits
PRC	457,266	615,933	1,159,941
Other countries	(136,593)	229,470	266,241
Total deferred tax benefits	320,673	845,403	1,426,182
Income tax expenses, net	(605,278)	(1,260,285)	(69,441)

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory CIT rate of 25% and the Company’s effective tax rate from continuing operations is as follows:

	For the year ended December 31,
	2022	2023	2024
	%	%	%
Statutory CIT rate*	25.0	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	3.2	0.6	(3.3)
—Change in fair value of convertible senior notes	0.2	0.1	31.3
—Accrued payroll and welfare expenses	0.1	0.1	0.1
—Change of enacted tax rate and preferential tax benefit	1.6	(1.4)	(80.8)
—Other permanent differences	3.4	(0.3)	93.3
Difference in tax rate of subsidiaries outside the PRC	3.9	2.4	(43.4)
Effect of tax holiday for subsidiaries	(12.1)	(10.7)	(189.5)
U.S. tax credits	—	(0.5)	(71.8)
Change in valuation allowance	5.3	1.5	265.8
Effective tax rate	30.6	16.8	26.7

*The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2022, 2023 and 2024.”

Other permanent differences including tax preferences in 2022, 2023 and 2024 was mainly due to the additional income tax deduction amounting of RMB107 million, RMB184 million and RMB125 million for R&D costs approved by local tax bureau in the second quarter of 2022, 2023 and 2024, respectively.

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows (RMB in thousands, except for per share data):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
The aggregate amount of effect*	239,268	797,930	492,489
Per share effect—basic	1.21	3.84	2.36
Per share effect—diluted	1.19	3.53	2.35

*Decrease of the aggregated amount of effect in 2024 was mainly attributable to the lower profit generated by the Group’s PRC subsidiaries with preferential tax rates.

Significant components of deferred tax assets/liability (RMB in thousands)

	As of December 31,
	2023	2024
	RMB	RMB
Net operating losses	220,366	1,447,909
Accrued warranty costs	546,616	540,349
Provision for inventories, accounts receivable, other receivable	265,131	479,786
Timing difference for subsidiary income	601,568	1,045,870
Timing difference for countervailing duties	18,534	18,534
Other temporary differences	153,981	201,530
Impairment for property, plant and equipment	57,221	153,889
Total deferred tax assets	1,863,417	3,887,867
Less: Valuation allowance	(357,198)	(1,047,994)
Less: Deferred tax liabilities in the same tax jurisdiction	(216,215)	(198,476)
Deferred tax assets	1,290,004	2,641,397

Timing difference for property, plant and equipment	(234,786)	(191,196)
Deferred tax liabilities related to cumulative distributable earnings in Jiangxi Jinko	(68,461)	—
Other temporary differences	(44,474)	(63,998)
Total deferred tax liabilities	(347,721)	(255,194)
Less: Deferred tax assets in the same tax jurisdiction	216,215	198,476
Deferred tax liabilities	(131,506)	(56,718)

Movement of valuation allowance (RMB in thousands)

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
At beginning of year	(217,124)	(243,141)	(357,198)
Current year additions	(216,260)	(222,649)	(744,084)
Utilization and reversal of valuation allowances	111,296	108,592	53,288
Decrease of valuation allowances related to the disposal of a subsidiary	78,947	—	—
At end of year	(243,141)	(357,198)	(1,047,994)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2023 and 2024, valuation allowances of RMB357 million and RMB1,048 million were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Due to the financial performance and profitable condition of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB111 million, RMB109 million and RMB53 million in 2022, 2023 and 2024.

7.    REDEEMABLE NON-CONTROLLING INTERESTS

In August 2024, Zhejiang Jinko, a wholly-owned subsidiary of Jiangxi Jinko, entered into an agreement with Jiangxi Jinko and third party investors, pursuant to which, third party investors would make capital injection in cash of RMB1,500 million to own 24.29% equity interests of Zhejiang Jinko. Such transaction was consummated and all the capital injection were received in August 2024.

Upon consummation of the above transaction, the third party investors collectively hold 24.29% of the voting rights at the shareholders’ meeting and have no board seat. Jiangxi Jinko still owns 75.71% equity interests of Zhejiang Jinko and continues to control and consolidate Zhejiang Jinko.

Pursuant to the agreement, the third party investors are entitled to request Jiangxi Jinko to repurchase all its equity interests of Zhejiang Jinko with the redemption amount of principal of RMB1,500 million plus 6% annual interest minus any dividends received upon occurrence any of the following events, including i) Jiangxi Jinko fails to repurchase equity interests of Zhejiang Jinko owned by the new investor within 36 months after the closing date of above transaction, ii) Zhejiang Jinko fails to reach the annual dividend target of RMB90 million for two consecutive years, iii) Zhejiang Jinko’s stand-alone debt-to-asset ratio exceeds 76%, or Zhejiang Jinko’s consolidated debt-to-asset ratio exceeds 75%, iv)Zhejiang Jinko or Jiangxi Jinko incur losses continuously for two consecutive fiscal years.

As the equity interests owned by the third party investors are redeemable upon occurrence of events that is not solely within the control of Jiangxi Jinko, these equity interests are recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets.

The redeemable non-controlling interests were initially recorded at its fair value of RMB 1,500 million and subsequently measured at higher of (i) the carrying amount after attribution of net income or loss of Zhejiang Jinko, and (ii) any additional accretion is required to bring the noncontrolling interests to the expected redemption value. Once applicable, the Group accretes for the difference between the initial carrying value and the ultimate redemption price to the earliest possible redemption date using the effective interest method. The accretion, which increases the carrying value of the redeemable non-controlling interests, is recorded against retained earnings, or in the absence of retained earnings, by increasing the accumulated deficit.

As of December 31,2024, the carrying amount of the redeemable non-controlling interests after the attribution of net income of Zhejiang Jinko was RMB 1,536 million which is higher than the expected redemption value, hence, no additional accretion was made by management.

Movement of redeemable non-controlling interests of Zhejiang Jinko are presented as follows (RMB in thousands):

For the year ended
2024
RMB
At beginning of year	—
Recognition of redeemable non-controlling interest	1,500,000
Net income attribution to redeemable non-controlling interests	35,926
At end of year	1,535,926

8.    DISPOSAL OF A SUBSIDIARY

In 2023, Jiangxi Jinko entered into an equity transfer agreement with third parties (the “Acquirers”) to sell its 100% equity interest in a subsidiary (the “Target”), a wholly-owned subsidiary of Jiangxi Jinko, at a consideration of RMB4,300 million. Payment arrangements are agreed as follows:

●RMB1,200 million: Upon sign-off of all related transaction documents etc.
●RMB1,500 million: Upon completion of business registration with related authorities etc.
●RMB1,600 million: 25% (RMB 400 million) to be paid in each year upon the Target achieved agreed performance target from 2024 to 2027.

In addition, pursuant to the agreement, if the Target’s net profits (excluding extraordinary gains and losses) for the years from 2024 to 2027 is less than RMB 2,000 million (the “Committed Amount”), JinkoSolar shall compensate the Acquirers in cash for any difference.

As the consideration of the transaction was variable and contingent based on the Target’s business performance, management record the consideration at fair value on the acquisition date and subsequently adjusted to fair value at the end of each reporting period taking into account (1) the unsettled consideration and (2) the amount to be compensated to the Acquirers.

The disposal was consummated in February 2024. On the closing date, based on the forecast of the Target, its cumulative net profits would be around RMB400 million for the years from 2024 to 2027, pursuant to the arrangement, the Group shall compensate RMB1,600 million to the Acquirers which can be offset by the collection of the last instalment amounted to RMB1,600 million. Given this, the fair value of the contingent consideration was concluded to be RMB2,700 million equaling the first two instalments. The Company therefore recognized gain of the disposal with the amount of RMB1,145 million in “Gain from disposal of a subsidiary” which represented the excess of estimated receivable of RMB 2,700 million over the carrying amount of the net assets of the Target after netting the transaction cost.

In February 2024 and July 2024, the Acquirers paid the first instalment of RMB1,200 million in full and RMB394 million of the second instalment, respectively. As of December 31, 2024, receivables with the gross balance of RMB1,106 million were overdue. Management has considered the impact of overdue and credit risks associated with the outstanding balances when evaluating the fair value of the contingent receivables, and as a result of such assessment, RMB81 million change in fair value loss related to the receivable was recorded in “Change in fair value of contingent consideration related to disposal of a subsidiary” for the year ended December 31, 2024. Receivables netting off fair value loss was RMB1,025 million, among which RMB106 million was expected to receive within one year and was recorded in “Prepayments and other current assets” (Note 13) and the remaining RMB919 million was expected to receive beyond one year and were recorded in “Other assets” (Note 18).

As at December 31, 2024, the Group carried out an assessment of the fair value of the contingent receivable ground in the business forecast of the Target for the years from 2024 to 2027 with the key assumption of the price of silicon rods determined based on the prevailing market prices. Based on such assessment, management estimated the Target will incur a cumulative loss around RMB213 million from 2024 to 2027. Hence, the Group additionally recognized RMB576 million fair value losses in “Change in fair value of contingent consideration related to disposal of a subsidiary” for the year ended December 31, 2024 and recorded related liabilities in “Other payable and accruals” as at December 31, 2024 (Note 19).

For the year ended December 31, 2024, the Group recognized RMB657 million fair value losses in “Change in fair value of contingent consideration related to disposal of a subsidiary”.

9.    ACCOUNTS RECEIVABLE, NET — THIRD PARTIES

Components of accounts receivables, net-third parties are detailed as follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Accounts receivables - current	23,347,412	14,458,262
Allowance for credit losses - current	(685,231)	(829,410)
Accounts receivable, net - current	22,662,181	13,628,852

As of December 31, 2023 and 2024, accounts receivable with net book value of RMB474 million and RMB646 million were pledged as collateral for the Group’s borrowings (Note 20).

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – current for the year ended December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
At beginning of year	323,071	584,127	685,231
Addition	394,285	181,771	257,924
Reversal	(114,770)	(76,956)	(113,745)
Write off	(18,459)	(3,711)	—
At end of year	584,127	685,231	829,410

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – non-current for the year ended December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
At beginning of year	562	—	—
Reversal	(562)	—	—
At end of year	—	—	—

10.    NOTES RECEIVABLE, NET – THIRD PARTIES

Components of notes receivables, net-third parties are detailed as follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Notes receivable	4,088,902	3,224,739
Provision for notes receivable	—	—
Notes receivable, net	4,088,902	3,224,739

As of December 31, 2023 and 2024, notes receivable with net book value of RMB225 million and RMB372 million were pledged as collateral for the issuance of bank acceptance notes.

The following table summarizes the activity in the allowance for credit losses related to notes receivable for the year ended December 31, 2022, 2023 and 2024 (RMB in thousands):

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
At beginning of year	1,040	—	—
Addition	—	—	—
Reversal	(1,040)	—	—
At end of year	—	—	—

11.    ADVANCES TO SUPPLIERS– THIRD PARTIES

Advance to suppliers – third parties were as follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Advances to suppliers - current	4,559,224	2,451,093
Advances to suppliers – non-current	648,377	520,376
Advances to suppliers	5,207,601	2,971,469

As of December 31, 2023 and 2024, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

As of December 31, 2023 and 2024, non-current advances to suppliers primarily represent upfront payments for procurement of silicon materials of which related good delivery is scheduled beyond one year.

There were no provisions recorded against advances to suppliers for the years ended December 31, 2022, 2023 and 2024.

12.    INVENTORIES

The Company’s inventories are consisted of the follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Raw materials	4,543,103	3,342,833
Work-in-progress	2,103,946	1,949,539
Finished goods	11,568,488	7,217,050
Total	18,215,537	12,509,422

Write-down of the carrying amount of inventory to its estimated net realizable value was RMB1,819 million, RMB2,859 million and RMB3,315 million for the years ended December 31, 2022, 2023 and 2024, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than their carrying amount.

As of December 31, 2023 and 2024, inventories with net book value of RMB4,362 million and RMB2,600 million were pledged as collateral for the Group’s borrowings (Note 20).

13.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are consisted of the follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Value-added tax deductible (a)	2,035,412	2,627,263
Insurance recoverable related to the fire incident (b)	—	757,353
Prepayment for income tax and deferred charges	398,359	285,051
Prepayment of electricity and others	222,115	229,196
Deposit for customer duty, bidding and others	231,295	209,675
Receivables related to disposal of a subsidiary (Note 8)	—	106,000
Prepaid leasehold improvements and other assets	81,882	90,450
Prepaid insurance premium	14,944	77,646
Receivables related to disposal of land use rights and property, plant and equipment (c)	89,519	33,765
Refund receivable of U.S. countervailing duties and anti-dumping duties (Note 18)	6,668	6,767
Deferred issuance cost for convertible notes (Note 24)	16,866	5,457
Receivables related to discount from a supplier	247,837	4,629
Loan receivable	23,459	—
Others	114,041	95,746
Less: Allowance for credit losses	(79,585)	(68,404)
Total	3,402,812	4,460,594
(a)	Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.
(b)	In April 2024, a fire broke out in Shanxi Jinko, a newly established subsidiary of Jiangxi Jinko located in Shanxi province (the “Incident”). As of the date of the Incident, Shanxi Jinko’s manufacturing workshop was still under construction and the carrying amount of construction in progress (all equipment) were approximately RMB1,671 million. Shanxi Jinko maintained insurance coverage for properties and manufacturing equipment and has started the process to make the relevant insurance claims.

Management performed two-step impairment assessment, assisted by an independent 3rd party valuer, for the long-lived assets held and used in Shanxi Jinko, and concluded the Incident resulted in a total impairment loss of RMB1,436 million including RMB1,406 million impairment loss of construction in progress and RMB30 million impairment loss of raw materials.

Although the amount of claim settlement is subject to further verification by the insurer, based on discussions with the insurance agent and review of the policy by in-house experts, management concludes that it has a covered loss under the insurance policy and it is probable the insurer will settle the claim for at least RMB757 million. Hence, in 2024, the Group recognizes reduction in the net book value of the equipment and inventory of RMB1,406 million and RMB30 million, respectively and recognize an asset in “Prepayments and other current assets” of RMB757 million for the probable recovery of its losses. Management also recorded impairment loss amounted to RMB679 million, representing total impairment losses of RMB1,436 million offsetting by the insurance recovery amounted to RMB757 million.

(c)	Represented the receivables related to disposition of certain equipment for the purpose of upgrading manufacturing facilities and receivables related to disposition of certain land use rights.

The following table summarizes the activity in the allowance for credit losses related to prepayments and other current assets for the year ended December 31, 2022, 2023 and 2024 (RMB in thousands):

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
At beginning of year	5,521	8,118	79,585
Addition	2,597	71,467	—
Reversal	—	—	(11,181)
At end of year	8,118	79,585	68,404

14.    INVESTMENTS AND AVAILABLE-FOR-SALE SECURITIES

The Group’s investments are consisted of the follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
-Debt investments

Available-for-sale securities	104,134	150,922
Held-to-maturity debt securities recorded as long-term investments	—	74,400

-Equity investments recorded as long-term investments

Investments accounted for under the equity method	1,199,982	899,362
Equity securities with readily determinable fair values	330,414	542,024
Equity securities without readily determinable fair values	358,526	257,095
Equity securities applying fair value option	228,706	97,372
Subtotal	2,117,628	1,795,853

Total available-for-sale securities	104,134	150,922
Total long-term investments	2,117,628	1,870,253

-Debt investments

Available-for-sale securities

The Company’s available-for-sale debt investments mainly include investments with preferential rights including, but not limited to, redemption rights and liquidation preference etc. Available-for - sale debt securities are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in other comprehensive income. As at December 31, 2023 and 2024, fair value of investments in debt securities was RMB104 million and RMB151 million, respectively. Unrealized gain of RMB19 million and loss of RMB10 million was recognized in other comprehensive income for the years ended December 31, 2023 and 2024, respectively (Note 31).

Held-to-maturity debt securities

Held-to-maturity debt securities represents time deposits with fixed interest rate at commercial banks with original maturities longer than one year.

-Equity investments

Investments accounted for under the equity method.

SweihanSolar Holding Company Limited

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”) to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company”), which develops and operates solar power projects in Dubai. In April 2019, JinkoSolar made pro rata additional capital injection to SSHC with the amount of RMB295 million. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with an income of RMB14 million, an loss of RMB2 million and RMB0.4 million for the years ended December 31, 2022, 2023 and 2024, respectively. The Group received dividend in cash from SSHC with the amount of nil, RMB9 million and RMB11 million during the years of 2022, 2023 and 2024, respectively, which were recorded as reductions of the carrying amount of the investment. In January 2022 and September 2023, JinkoSolar made pro rata decrease of its investment in SSHC with the amount of RMB94 million and RMB10 million, respectively, which was recorded as a reduction of the carrying amount of the investment. Subsequently in April 2025, the Group reached agreement to dispose all its equity interests in SSHC with a total consideration of RMB79 million. During the year ended December 31, 2024, impairment with the amount of RMB32.6 million were provided against the investment and was recorded in equity in (loss)/ income of affiliated companies. The net carrying value of this investment was RMB123 million and RMB79 million as of December 31, 2023 and 2024, respectively.

Inner Mongolia Xinte Silicon Material Co., Ltd. (“Xinte Silicon”)

On June 18, 2021, JinkoSolar signed a shareholder agreement with Xinte Energy Co., Ltd. and JA Solar Co., Ltd to jointly invest in and establish a company named Xinte Silicon to produce polysilicon materials. JinkoSolar made capital injection in cash with the total amount of RMB315 million during the year of 2021. JinkoSolar holds 9% equity interest in Xinte Silicon. JinkoSolar can exercise significant influence on Xinte Silicon and accounts for its investment using the equity method. JinkoSolar’s share of Xinte Silicon’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with an income of RMB219 million, RMB217 million and a loss of RMB90 million for the years ended December 31, 2022, 2023 and 2024, respectively. The Group also recorded its proportionate share of Xinte Silicon’s equity adjustments for additional paid – in capital of nil, RMB1 million and RMB1 million for the years ended December 31, 2022, 2023 and 2024, respectively. JinkoSolar purchased polysilicon of RMB825 million, RMB1,537 million and RMB421 million from Xinte Silicon during the years ended December 31, 2022, 2023 and 2024, respectively. Profit amounted to RMB37 million, RMB35 million and RMB2 million in connection with these transactions with Xinte Silicon was eliminated for the years ended December 31, 2022, 2023 and 2024, respectively. In 2023 and 2024, the Group received dividend in cash from Xinte Silicon with the amount of RMB118 million and RMB116 million which were recorded as reductions of the carrying amount of the investment. The carrying value of this investment was RMB634 million and RMB429 million as of December 31, 2023 and 2024.

Sichuan Yongxiang Technology Co., Ltd. (“Sichuan Yongxiang”)

On November 3, 2021, JinkoSolar signed a shareholder agreement with Beijing Jingyuntong Technology Co., Ltd. and Sichuan Yongxiang Co., Ltd to jointly invest in and establish a company named Sichuan Yongxiang to produce polysilicon materials. JinkoSolar made capital injection in cash with the total amount RMB 450 million in 2022 and holds 15% equity interest in Sichuan Yongxiang. JinkoSolar can exercise significant influence on Sichuan Yongxiang and accounts for its investment using the equity method. JinkoSolar’s share of Sichuan Yongxiang’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB1 million, RMB6 million and RMB58 million for the year ended December 31, 2022, 2023 and 2024, respectively. JinkoSolar purchased polysilicon of nil, nil and RMB596 million from Sichuan Yongxiang during the years ended December 31, 2022, 2023 and 2024, respectively. Loss amounted to nil, nil and RMB2 million in connection with these transactions with Sichuan Yongxiang was eliminated for the years ended December 31, 2022, 2023 and 2024, respectively. The Group also recorded its proportionate share of Sichuan Yongxiang’s equity adjustments for additional paid – in capital of nil, nil and RMB1 million for the years ended December 31, 2022, 2023 and 2024, respectively. The carrying value of this investment was RMB443 million and RMB386 million as of December 31, 2023 and 2024, respectively.

Shangrao Xinyuan YueDong Technology Development Co., Ltd(Formerly named as “Shangrao Jinko Green Energy Technology Development Co., Ltd”) (“Shangrao Xinyuan”)

Since November 2022, JinkoSolar owns 33.33% equity interests and can exercise significant influence on Shangrao Xinyuan and accounts for the investment using the equity method. The carrying value of this investment was RMB160 million as of December 31, 2022. In November 2023, Jiangxi Jinko purchased all the equity interests of Shangrao Xinyuan held by other shareholders with the consideration of RMB279 million. Given Shangrao Xinyuan does not have actual business operations but to hold the patent rights, the transaction was recorded as an asset acquisition. After consummation of the acquisition in November 2023, Jiangxi Jinko owns 100% equity interests in Shangrao Xinyuan, and therefore, consolidated Shangrao Xinyuan as a fully owned subsidiary. Through to the acquisition in November 2023, JinkoSolar’s share of Shangrao Xinyuan’s results of operations was included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations with a loss of RMB22 million in 2023. During the year of 2024, Jiangxi Jinko paid the consideration with the amount of RMB37 million. Based on the agreement with the other shareholders, the rest of the consideration was offset with Jiangxi Jinko’s receivables due from these shareholders. Jiaxing Minhe Equity Investment Partnership Enterprise(Limited Partnership) (“Jiaxing Minhe”)

On January 10, 2024 JinkoSolar signed a shareholder agreement with third party partnerships to establish an investment limited partnership named Jiaxing Minhe to conduct investment activities.

JinkoSolar made capital injection in cash with the total amount RMB5 million in 2024 and holds 5% equity interests in Jiaxing Minhe. JinkoSolar can exercise significant influence on Jiaxing Minhe and accounts for its investment using the equity method. The carrying value of this investment was RMB5 million as of December 31, 2024.

Equity securities without readily determinable fair values

As of December 31, 2023 and 2024, the Company’s equity investments without readily determinable fair value primarily consist of small, noncontrolling investments in companies for which the Company has equity ownership but cannot exert significant influence. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments. The balance of equity securities without readily determinable fair values were RMB359 million and RMB257 million as of December 31, 2023 and 2024, respectively. Re-measurement gain being recognized in connection with equity investments accounted for using the measurement alternative for the years ended December 31, 2022, 2023 and 2024 were nil, RMB21 million and RMB38 million, respectively.

In September 2023, the Company invested RMB 50 million in Changzhou Greateen New Energy Technology Co., Ltd. (“Changzhou Greateen”) to acquire 3.24% shares of Changzhou Greateen with total consideration of RMB50 million. In August 2024, Changzhou Greateen repurchased all the shares held by the Company at RMB50 million and nil disposal gain or loss was recognized during the year ended December 31, 2024.

In October 2024, the Company’s equity investment without readily determinable fair value in Laplace Renewable Energy Technology Co., Ltd. (“Laplace”) amounted to RMB65 million was transferred from equity investments without readily determinable fair value to equity securities with readily determinable fair values upon the listing of the investee.

In October 2024, the Company disposed 50% of its equity interests in one of the Company’s equity investments without readily determinable fair value, Wuxi Songci Electromechanical Co., Ltd. (“Wuxi Songci”), with total consideration of RMB25 million and recognized RMB19 million disposal gain in change in fair value of long - term investment. Upon the completion of the transaction, the Company owned 2.5% of the total equity interests in Wuxi Songci, and the remaining investment in Wuxi Songci was remeasured according to the transaction price and recognized RMB19 million fair value gain in “Change in fair value of long-term investment”.

Equity securities with readily determinable fair values

The Company’s investments in equity securities with readily determinable fair value primarily represent the Company’s equity interests in Lifecome Biochemical Co., Ltd (“Lifecome”) and Laplace, two A share listed companies.

In 2023, the Group purchased ordinary shares of Lifecome with total consideration of RMB180 million. In November 2024, the Company disposed part of its equity interests in Lifecome with total consideration of RMB110 million.

As of December 31, 2023 and 2024, total fair value of the equity securities in Lifecome and Laplace was RMB330 million and RMB542 million, respectively. Change in fair value income of RMB150 million and RMB257 million was recorded for the years ended December 31, 2023 and 2024, respectively.

Equity securities applying fair value option

In June 2022, the Group made capital injection in cash with the amount of RMB77 million in a private company based in China and owns 2.98% equity interests. The Group irrevocably elected fair value option to initially and subsequently measure the investment in the private company in its entirety at fair value with changes in fair value recognized in earnings. As at December 31, 2023 and 2024, fair value of the equity securities was RMB229 million and RMB97 million, respectively. Change in fair value income of RMB102 million, RMB50 million and loss of RMB131 million were recorded for the years ended December 31, 2022, 2023 and 2024, respectively.

15.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Buildings	17,195,868	20,391,168
Machinery and equipment	30,438,878	35,143,702
Motor vehicles	183,921	200,709
Furniture, fixture and office equipment	1,116,407	811,491
	48,935,074	56,547,070
Less: Accumulated depreciation	(11,557,978)	(14,700,713)
Subtotal	37,377,096	41,846,357
Construction in progress	3,890,091	2,954,335
Property, plant and equipment, net	41,267,187	44,800,692

Depreciation expenses were RMB2,585 million, RMB7,856 million and RMB7,544 million for the years ended December 31, 2022, 2023 and 2024, respectively.

For the years ended December 31, 2022, 2023 and 2024, the Group disposed certain equipment with the net book value amounting of RMB1,118 million, RMB290 million and RMB944 million and recognized disposal loss amounted to RMB249 million, RMB108 million and RMB432 million, respectively. Increase in disposal loss on property, plant and equipment was mainly due to the automation upgrade of the Group.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

Significant increase of property, plant and equipment during the year ended December 31, 2024 was attributable to the expansion of manufacturing capacity and automation upgrade of the Group.

For the years ended December 31, 2022, 2023 and 2024, the Group recorded impairments of RMB374 million, RMB640 million and RMB1,242 million, respectively.

As of December 31, 2023 and 2024, certain property, plant and equipment with net book value amounting of RMB5,250 million and RMB12,483 million were pledged as collateral for the Group’s borrowings.

16.    LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 70 years, as applicable, in the PRC (RMB in thousands).

	As of December 31,
	2023	2024
	RMB	RMB
Land use rights	1,947,145	2,004,651
Less: accumulated amortization	(126,133)	(166,636)
Land use rights, net	1,821,012	1,838,015

Amortization expense was RMB27 million, RMB39 million and RMB41 million for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, estimated amortization expense in each of the next five years is RMB41million.

As of December 31, 2023 and 2024, certain land use rights with net book value of RMB231 million and RMB226 million were pledged as collateral for the Company’s borrowings (Note 20).

17.    INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Trademark	1,823	1,612
Computer software	198,429	410,984
Intellectual properties	544,198	258,495
Less: accumulated amortization	(175,362)	(209,136)
Intangible assets, net	569,088	461,955

Amortization expense was RMB17 million, RMB122 million and RMB87 million for the years ended December 31, 2022, 2023 and 2024, respectively. The estimated amortization expense for each of the five succeeding fiscal years is RMB105 million.

For the years ended December 31, 2022, 2023 and 2024, the Group disposed certain intangible assets with the net book value amounting of nil, RMB14 million and RMB245 million and recognized disposal loss amounted to nil, RMB14 million and RMB6 million, respectively.

18.    OTHER ASSETS – THIRD PARTIES

Other assets are consisted of the follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Long-term receivables related to disposal of a subsidiary (Note 8)	—	919,392
Prepayments for purchase of property, plant and equipment	2,541,329	845,201
Prepayment for warranty insurance premium	106,652	99,611
Deposit for rent and others	61,355	53,927
Prepayment of income tax attributable to intercompany transactions	14,142	7,069
Refund receivable of U.S. countervailing duties and anti-dumping duties	12,767	13,563
Less: Allowance for credit losses	(914)	(788)
Total	2,735,331	1,937,975

The following table summarizes the activity in the allowance for credit losses related to deposits for the year ended December 31, 2022, 2023 and 2024(RMB in thousands):

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
At beginning of year	3,064	1,855	914
Reversal	(1,209)	(941)	(126)
At end of year	1,855	914	788

19.    OTHER PAYABLES AND ACCRUALS

Other payables and accruals are consisted of the follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Payables for purchase of property, plant and equipment	9,497,061	10,559,983
Liabilities in the Trusts (Note 24)	668,083	2,706,444
Freight payables	1,110,279	1,108,065
Liability related to disposal of a subsidiary (Note 8)	—	576,293
Value-added tax and other tax payables	513,586	482,624
Accrued utilities, rentals and interest	555,534	319,991
Accrued warranty cost	261,268	268,445
Commission payables	262,222	175,854
Customs duties	98,363	98,278
Accrued professional service fees	55,795	80,365
Payables for investments	295,647	40,000
Contracted labor fees	28,323	30,488
Insurance premium payables	6,780	8,576
Others	83,961	117,437
Total	13,436,902	16,572,843

20.    BORROWINGS

(a)   Short-term borrowings

Components of short-term borrowings as of December 31, 2023 and 2024 were as follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Short-term borrowings	10,895,733	2,919,024
Long-term borrowings—current portion	2,688,041	4,014,875
Total short-term borrowings	13,583,774	6,933,899

The short-term borrowings outstanding as of December 31, 2023 and December 31, 2024 carried a weighted average interest rate of 3.48% and 3.03% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2024 were borrowings of RMB134 million, and RMB766 million which are denominated and repayable in JPY and USD, respectively.

Details of the Group’s short-term borrowings as of December 31, 2024 are (RMB in thousands):

Type of loan	As of December 31, 2024
Credit loan	1,014,952
Letter of credit loan	835,000
Guaranteed by subsidiaries within the Group	2,046,153
Guaranteed by a third party	1,000
Financings associated with failed sale-leaseback transactions	1,588,232
Collateralized on buildings and equipment of the Group and shareholders of the Group	766,932
Guaranteed and collateralized on buildings, equipment and other assets of the Group and shareholders of the Group	681,630
Total	6,933,899

(b)   Long-term borrowings

Components of long-term borrowings as of December 31, 2023 and 2024 were as follows (RMB in thousands):

	As of December 31,
	2023	2024
	RMB	RMB
Long-term bank borrowings	4,459,363	16,468,489
Long-term financings associated with failed sale-leaseback transactions	1,222,281	4,430,048
Other long-term borrowings	8,245,203	3,759,610
Less: Current portion of long-term bank borrowings	(724,006)	(2,426,643)
Less: Current portion of financings associated with failed sale-leaseback transactions	(468,195)	(1,588,232)
Less: Current portion of other long-term borrowings	(1,495,840)	—
Total long-term borrowings	11,238,806	20,643,272

Future principal repayments on the long-term borrowings are as follows (RMB in thousands):

Year ending December 31,	RMB
Year ended December 31
2025	4,014,874
2026	7,564,363
2027	8,180,557
2028	2,384,838
2029	1,720,275
Thereafter	793,240
Total	24,658,147

1)    Long-term bank borrowings

	As of December 31, 2023				As of December 31, 2024
		Current portion		Weighted		Current portion		Weighted
		according to the		average		according to the		average
	Outstanding	repayment	Long-term	interest	Outstanding	repayment	Long-term	interest
Borrowing Term	borrowings	schedule	portion	rates	borrowings	schedule	portion	rates
2-year	1,823,427	458,057	1,365,370	3.09%	3,082,350	732,246	2,350,104	2.27%
3-year	591,500	57,114	534,386	2.91%	7,164,390	889,640	6,274,750	2.72%
4-year	156,800	47,589	109,211	2.86%	244,300	87,475	156,825	2.25%
5-year	1,045,270	103,350	941,920	3.16%	1,587,901	376,612	1,211,289	2.53%
6-year	157,417	—	157,417	3.80%	799,489	87,039	712,450	2.83%
7-year	365,615	57,896	307,719	2.95%	2,522,591	210,171	2,312,420	2.93%
8-year	—	—	—	—	669,690	27,904	641,786	3.31%
9-year	—	—	—	—	200,000	8,889	191,111	3.19%
10-year	319,334	—	319,334	3.80%	197,778	6,667	191,111	3.04%
Total	4,459,363	724,006	3,735,357		16,468,489	2,426,643	14,041,846

The long-term borrowings outstanding as of December 31, 2023 and December 31, 2024 carried a weighted average interest rate of 3.14% and 2.68% per annum respectively, which are primarily denominated in RMB.

As of December 31, 2023, certain long-term borrowings were guaranteed by subsidiaries within the group or other parties and/or collateralized on the Group’s assets, detailed as following:

RMB899 million collateralized on the Group’s certain building and land use right, RMB268 million collateralized on the Group’s certain equipment.

In addition, there were borrowings of RMB2,366 million were guaranteed by Jiangxi Jinko, RMB353 million were guaranteed by Shangrao Innovation Development Industry Investment Group Co., Ltd.

As of December 31, 2024, certain long-term borrowings were guaranteed by subsidiaries within the group or other parties and/or collateralized on the Group’s assets, detailed as following:

RMB60 million collateralized on certain inventories of the Group, RMB218 million collateralized on certain account receivables of the Group, RMB2,031 million collateralized on the Group’s certain building and land use right, RMB2,353 million collateralized on the Group’s certain equipment.

In addition, there were borrowings of RMB10,813 million were guaranteed by Jiangxi Jinko, RMB8 million were guaranteed by Zhejiang Jinko, RMB180 million were guaranteed by Jiangxi Jinko and Zhejiang Jinko, RMB150 million were guaranteed by Jinko Sichuan, Jinko Chuzhou and Jinko Qinghai, RMB804 million were guaranteed by Shanghai Green Energy Management and Shanghai Management, and RMB365 million were guaranteed by Shangrao Innovation Development Industry Investment Group Co., Ltd.

2)    Financings associated with failed sale-leaseback transactions

During the year ended December 31, 2023 and 2024, the Group sold certain machinery and equipment with total carrying amount of RMB58 million and RMB4,234 million to certain third parties (the “purchaser-lessors”) for a total consideration of RMB75 million and 4,300 million and simultaneously entered into contracts to lease back these assets from the purchaser-lessors for periods from one to six years. Pursuant to the terms of the contracts, the Group is required to pay to the purchaser-lessors quarterly lease payment over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the fair value of these equipment upon expiration of leasing period is most likely to be much higher than the repurchase price. Therefore, these lease transactions do not qualify as sale-leaseback transaction. Accordingly, the Group identified the transactions as financing arrangements and recorded as borrowings. As of December 31, 2024, the Group recorded RMB4,430 million under long-term borrowings, including RMB1,588 million as current portion.

3)    Other long-term borrowings

a.

In the February 2018, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with an aggregate amount of RMB1,300 million had been made by the non-controlling shareholders through December 31, 2021. The Group controls and consolidates such entity in its financial statements. In October 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Sichuan and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 30% equity interests (the non-controlling interest) held by the government background funds upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB997 million was derecognized, and the new loan liabilities was recorded at fair value of RMB1,114 million, with the difference recorded against additional paid-in-capital. In addition, in July, September and October 2021, the Jinko Sichuan received capital injection with the amount of RMB100 million, RMB150 million and RMB50 million from government background funds which bear a fixed annual return of 5.18%, and shall be repaid upon the fifth anniversary of the capital injection date. The Group recorded such capital injection as long-term borrowings. In 2023, Jiangxi Jinko entered into agreement to early repay RMB300 million. As of December 31, 2023, the total outstanding balances amounted to RMB1,223 million including RMB200 million due in December 2024. In 2024, Jiangxi Jinko entered into agreement to early repay RMB1,000 million. As of December 31, 2024, the total outstanding balances amounted to RMB257 million.

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

In July 2021, Haining Jinko entered into a 5-year loan agreement with a government background company with the principal amount of RMB690 million and interest rate of LPR plus 10%. The loan will be repaid upon the fifth anniversary of the borrowing date. The borrowing was guaranteed by Jiangxi Jinko and Zhejiang Jinko. In August 2022, Haining Jinko entered into a 5-year loan agreement with a government background company with the principal amount of RMB1,000 million and interest rate of 5.06%. The loan will be repaid upon the fifth anniversary of the borrowing date. In 2022, Jiangxi Jinko entered into agreement to early repay RMB100 million. In 2023, Jiangxi Jinko entered into agreement to early repay RMB106 million. As of December 31, 2023, the total outstanding balances amounted to RMB2,591 million, including RMB994 million due within 2024. In 2024, Jiangxi Jinko entered into agreement to early repay RMB1,564 million. As of December 31, 2024, the total outstanding balances amounted to RMB995 million.

c.

In the September 2019, Jiangxi Jinko, together with government background funds, established Jinko Yiwu. Cash capital injections with an aggregate amount of RMB765 million had been made by the non-controlling shareholders through December 31, 2020. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Yiwu and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background funds upon the fifth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB779 million was derecognized, and the new loan liabilities was recorded at fair value of RMB818 million, with the difference recorded against additional paid-in-capital. In 2023, Jiangxi Jinko entered into agreement to early repay RMB100 million. As of December 31, 2023, the total outstanding balances amounted to RMB668 million, including RMB301 million due in December 2024. In 2024, Jiangxi Jinko entered into agreement to early repay all the remaining balances of RMB668 million.

d.

In the December 2019, Jiangxi Jinko, together with a government background fund, established Jinko Chuzhou. Cash capital injections with an aggregate amount of RMB1,100 million had been made by the non-controlling shareholder through December 31, 2022. The Group controls and consolidates such entity in its financial statements. In August 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background fund, pursuant to which the government background fund will no longer participates in any business decision of Jinko Chuzhou and enjoys a fixed annual return of 4.35% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background fund upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background fund. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB859 million was derecognized, and the new loan liabilities was recorded at fair value of RMB846 million, with the difference recorded against additional paid-in-capital. In July and September 2021, Jinko Chuzhou received two 5-year loans with the amount of RMB150 million and RMB100 million from the government background fund which both bear a fixed annual return of 4.35%. In 2022, Jiangxi Jinko entered into agreement to early repay RMB320 million. In 2023, Jiangxi Jinko entered into agreement to early repay RMB410 million. As of December 31, 2023, the total outstanding balances amounted to RMB288 million. In 2024, Jiangxi Jinko entered into agreement to early repay all the remaining balances.

e.

In September and October 2021, Rui Xu entered into two 5-year loan agreements with a government background company with the principal amount of RMB20 million and RMB20 million and the interest rate of 5.05% and 5.05%, respectively. As of December 31, 2023, the total outstanding balances amounted to RMB42 million. In 2024, Jiangxi Jinko entered into agreement to early repay all the remaining balances.

f.

In April 2020, Jiangxi Jinko, together with a government background fund, established Jinko ShangRao. The Group controls and consolidates such entity in its financial statements. Pursuant to the investment agreement entered by Jiangxi Jinko and the government background fund, the government background fund will provide its investment into Shangrao Jinko of RMB4,500 million with the interest rate stipulated by bank for the corresponding period. Jiangxi Jinko shall repurchase all the 45% equity interests (the non-controlling interest) held by the government background fund upon the sixth anniversary of the date of the investment agreement with a repurchase price equivalent to the capital injection made by the government background funds. As of December 31, 2020, the government background fund has paid RMB 2,000 million. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. Therefore, these government investments were accounted as loan liabilities.

In June 2021, to further support the development of Jinko Shangrao, the government background fund entered into agreement with Jiangxi Jinko to waive interests associated with the government loans during the period from January 1 to December 31, 2021. Considering the cash flow effect on a present value basis is less than 10 percent, the interest waiving is regarded as a modification of the government loan, and therefore, established a new effective interest based on the carrying value of the government loan and the revised cash flows since the modification date on June 25, 2021. No gain or loss was recorded in relation to the modification in 2021. In 2023, Jiangxi Jinko entered into agreement to early repay RMB366 million. As of December 31, 2023, the total outstanding balances amounted to RMB1,679 million. In 2024, Jiangxi Jinko entered into agreement to early repay RMB450 million. As of December 31, 2024, the total outstanding balances amounted to RMB1,210 million.

g.

In October 2021, Anhui Jinko entered into a 6-year loan agreement with a government background company with the principal amount of RMB455 million and interest rate of 5.58%. The loan will be repaid upon the sixth anniversary of the borrowing date. In 2022, Anhui Jinko entered into three separate 6-year loan agreements with a government background company with the principal amount of RMB215 million with the interest rate around 5.58%. These loans will be repaid upon the sixth anniversary of the borrowing date. In 2023, Jiangxi Jinko entered into agreement to early repay RMB300 million. As of December 31, 2023, the total outstanding balances amounted to RMB381 million. In 2024, Jiangxi Jinko entered into agreement to early repay RMB329 million. As of December 31, 2024, the total outstanding balances amounted to RMB42 million.

h.

In October and December 2021, Yushan Jinko entered into a 6-year loan agreement with a government background company with the principal amount of RMB200 million and RMB100 million and interest rate of 4.90% and 4.90%, respectively. These loans will be repaid upon the sixth anniversary of the borrowing date. In January 2022, Yushan Jinko entered into a 6-year loan agreement with a government background company with the principal amount of RMB100 million interest rate of 4.90%. These loans will be repaid upon the sixth anniversary of the borrowing date. As of December 31, 2023 and 2024, the total outstanding balances amounted to RMB375 million and RMB387 million, respectively.

i.

In July 2022, Jinko Feidong entered into a 5-year loan agreement with a government background company with the principal amount of RMB205 million and interest rate around 5.58%. The loan will be repaid upon the fifth anniversary of the borrowing date. As of December 31, 2023 and 2024, the total outstanding balances amounted to RMB207 million and RMB219 million, respectively.

j.

In July 2022, Jinko Leshan entered into a 4-year loan agreement with a government background company with the principal amount of RMB150 million and interest rate around 5.18%. The loan will be repaid upon the fifth anniversary of the borrowing date. As of December 31, 2023, the total outstanding balances amounted to RMB141 million. In 2024, Jiangxi Jinko entered into agreement to early repay all the remaining balances.

k.

In December 2023, Jinko Energy entered into agreements with a government background company, to sell its 49% equity interests in Shangrao Xinyuan with a total consideration of RMB1,500 million. Pursuant to the agreements, Jinko Energy committed to repurchase all the 49% equity interests held by the government background company upon the fifth anniversary of the first investment date with a repurchase price equivalent to the investment made by the government background company and a fixed annual return based on 1.1 times of corresponding loan prime rate. As of December 31, 2023, the government background company has paid RMB 650 million. Considering the investment from the government background company shall be repaid on a fixed date and for fixed amounts, redemption of the government background company is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. Therefore, management concluded that the investment from the government background company shall be accounted as loan liabilities. As of December 31, 2023 and 2024, the total outstanding balances amounted to RMB650 million and RMB650 million, respectively.

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

The balances for the operating and finance leases where the Group Is the lessee are presented as follows (RMB in thousands):

	2023	2024
	December 31	December 31
	RMB	RMB
Operating leases:
Operating lease liabilities–- current	119,344	145,663
Operating lease liabilities–- non-current	557,136	330,740
Total operating lease liabilities	676,480	476,403
Operating lease right-of-use assets, net	660,138	448,555

Financing leases:
Financing lease liabilities–- current	36,587	—
Total financing lease liabilities	36,587	—
Financing lease right-of-use assets, net	82,293	—

(a) The components of lease expenses were as follows (RMB in thousands):

	For the years ended December 31,
	2023	2024
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	172,625	146,561
Interest of lease liabilities	30,856	17,691
Expenses for short-term lease within 12 months	12,634	7,350
Total lease cost	216,115	171,602

(b) Supplemental cash flow information related to leases was as follows (RMB in thousands):

	For the years ended December 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	101,340	157,422
Operating cash outflows for finance leases	8,910	1,976
Financing cash outflows for finance leases	280,833	36,587
Total cash paid for amounts included in the measurement of lease liabilities:	391,083	195,985

Lease obligation accrued in exchange for right-of-use assets:
Operating lease liabilities	348,901	44,802

(c) Supplemental balance sheet information related to leases was as follows (RMB in thousands):

Operating leases:

	As of December 31,
	2023		2024
Weighted-average remaining lease term	5.69	years	3.80	years
Weighted-average discount rate	6.48%		5.42%

Financing leases:

	As of December 31,
	2023		2024
Weighted-average remaining lease term	0.56	years	—
Weighted-average discount rate	5.00%		—

(d) Maturities of operating lease liabilities were as follows (RMB in thousands):

Year ending December 31,	RMB
Year ended December 31,
2025	147,579
2026	127,232
2027	118,668
Thereafter	120,631
Total undiscounted lease payments	514,110
Less: imputed interest	37,707
Total lease liabilities	476,403

22.    EARNINGS/(LOSS) PER SHARE

Basic earnings per share and diluted earnings/(loss) per share have been calculated as follows (RMB in thousands, except for share and per share data):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Numerator:
Net income	1,565,139	6,452,554	13,487
Less: Net (income)/loss attributable to non-controlling interests	(944,633)	(3,005,111)	76,979
Less: Net income attributable to redeemable non-controlling interests	—	—	(35,926)
Net income attributable to JinkoSolar’s ordinary shareholders	620,506	3,447,443	54,540
Dilutive effects of convertible senior notes	—	(5,574)	(320,243)
Numerator for diluted income/(loss) per share	620,506	3,441,869	(265,703)

Denominator:
Denominator for basic earnings per share–weighted average number of ordinary shares outstanding	198,004,260	207,705,476	208,607,597
Dilutive effects of share options	2,404,234	6,920,728	—
Dilutive effects of convertible senior notes	—	11,486,880	1,374,243
Dilutive effects of convertible notes issued by Jiangxi Jinko	—	—	—

Denominator for diluted calculation–weighted average number of ordinary shares outstanding	200,408,494	226,113,084	209,981,840
Basic earnings per share attributable to JinkoSolar’s ordinary shareholders	3.13	16.60	0.26
Diluted earnings/(loss) per share attributable to JinkoSolar’s ordinary shareholders	3.10	15.23	(1.27)

For the years ended December 31, 2022, convertible senior notes convertible into 14,427,088 shares were not included in the computation of diluted EPS because of their anti-dilutive effect. For the year ended December 31, 2023 and 2024, convertible notes issued by the Company’s subsidiary, Jiangxi Jinko, was not included in the computation of diluted EPS because of its anti-dilutive effect. For the year ended December 31, 2024, share option issued by the Company was not included in the computation of diluted EPS because of its anti-dilutive effect.

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

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB1,598 million and RMB1,884 million as of December 31, 2023 and December 31, 2024, respectively.

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

24.    CONVERTIBLE SENIOR NOTES, CONVERTIBLE NOTES

2024 Convertible Senior Notes issued by the Company

The Company issued USD85 million of Convertible Senior Notes on May 17, 2019, which was mature on June 1, 2024 (the “2024 Notes”). The interest rate was 4.5% per annum payable semi-annually, in arrears.

Holders had the option to convert their 2024 Notes at any time prior to the close of business on the third business day immediately preceding the maturity date at a conversion rate of 52.0833 ADSs per USD1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately USD19.20 per ADS).

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

The holders had the option to require the Company to repurchase the 2024 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. Management assessed that the likelihood of fundamental change is remote.

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

During the year of 2023 and 2024, certain 2024 Notes with the principal amount of USD14.1 million and USD55.2 million were converted into 2,938,412 and 11,994,720 ordinary shares of the Company, respectively.

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

As of December 31, 2023, the estimated fair value of the 2024 Notes amounted to approximately RMB783 million. The Company recorded a loss from foreign exchange remeasurement of RMB60 million, a gain from foreign exchange remeasurement of RMB55 million and a gain from foreign exchange remeasurement of RMB5 million in net income for the years ended December 31, 2022, 2023 and 2024, respectively. The Company recorded a loss from change in fair value of 2024 Notes of RMB12 million, a loss from change in fair value of 2024 Notes of RMB31 million and a gain from change in fair value of 2024 Notes of RMB323 million in net income for the years ended December 31, 2022, 2023 and 2024, respectively.

The Company recorded gain from change in fair value of 2024 Notes of RMB100 million, RMB71 million and RMB0.4 million in other comprehensive income for the year ended December 2022, 2023 and 2024, respectively. During the year of 2023 and 2024, certain 2024 Notes with the principal amount of USD14.1 million and USD55.2 million were converted into 2,938,412 and 11,994,720 ordinary shares of the Company. Upon conversion of the 2024 Notes, accumulated gains due to changes in instrument-specific credit risk with amount of RMB53 million and RMB199 million were reclassified from other comprehensive income to net income for the years ended December 2023 and 2024, respectively.

2029 Convertible Notes issued by Jiangxi Jinko

On April 26, 2023, Jiangxi Jinko issued RMB10,000 million of convertible notes, which will mature on April 19, 2029 (the “2029 Notes”). Among all of the issued convertible notes, RMB5,500 million was issued to Paker, the holding company of Jiangxi Jinko, and the remaining RMB4,500 million was issued to third party investors. The interest rate is 0.20% in the first year, 0.40% in the second year, 0.60% in the third year, 1.50% in the fourth year, 1.80% in the fifth year and 2.00% in the sixth year. Unless previously redeemed, converted or purchased and cancelled, Jiangxi Jinko shall redeem 2029 Notes at 108% of its principal amount on the maturity date.

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

Holders of the 2029 Notes have the option to require Jiangxi Jinko to repurchase the 2029 Notes for an amount equal to 100% of the principal amount and any accrued and unpaid interests, in whole or in part, if the closing price of the Jiangxi Jinko’s shares is less than 70% of the current conversion price for any 30 consecutive trading days within the fifth or sixth year upon issuance of the Notes or in the event of material change in use of the proceeds occurs. Material change in use of the proceeds was defined as a material change in the utilization of the funds raised from the issuance of the 2029 Notes as compared with the Jiangxi’s commitments in the prospectus, and if the intended use of the proceeds is deemed to be changed according to the relevant regulations of the China Securities Regulatory Commission (“CSRC”) or the Shanghai Stock Exchange (“SSE”).

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

Share issuance costs that are directly attributable to the issue of the 2029 Notes amounting to approximately RMB32 million.

During the year of 2023, certain 2029 Notes with the principal amount of RMB0.039 million were converted into 2,750 ordinary shares of Jiangxi Jinko, which attributed to Paker and non-control interests of RMB0.023 million and RMB0.016 million, respectively.

During the year of 2024, certain 2029 Notes with the principal amount of RMB0.064 million were converted into 4,983 ordinary shares of Jiangxi Jinko, which attributed to Paker and non-control interests of RMB0.05 million and RMB0.014 million, respectively.

Accounting for 2029 Notes

The conversion option is considered as indexed to the entity’s own stock and therefore does not need to be bifurcated from the debt host as a separate derivative. In addition, by considering the put and call option above are clearly and closely related to the debt host, the 2029 Notes was accounted for as a single instrument as a long-term debt at amortized cost. Related debt issuance cost was recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. Given RMB 5,500 million of the 2029 Notes were issued to Paker, which were not yet issued out of the Group, related issuance costs amounted to RMB 16.9 million were recorded as deferred issuance cost as of December 31, 2023 (Note 13).

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

The economic substance of the transaction is that Paker engages the Financial Institutions to issue the RMB5,500 million Notes to third party investors with a commission of 19% earnings over RMB105 each. Considering the factors that i) these Trusts were established to facilitate the Notes issuance, ii) Paker has power over when and how many 2029 Notes to be issued to the Trusts, and iii) these Trusts have been limited and cannot conduct other activity, the Company concluded that Paker is the primary beneficiary of the Trusts and shall consolidate the Trusts.

During the year ended December 31, 2023, certain 2029 Notes was sold at the market through the Trusts with an average selling price of RMB 107 each with total consideration of RMB226 million. As of December 31, 2023, in the Group’s consolidated financials, management recorded long term debt measured at amortized cost with the amount of RMB4,785 million upon market sales of these Notes. Financial liabilities due to the financials institutions were recorded at fair value with the amount of RMB668 million. Profit distributions due to the Financial Institutions with the amount of RMB1 million were recorded as liabilities and debit to “Other income, net” in the Group’s consolidated financials.

In January 2024, Paker and the Financial Institutions entered into supplemental agreements, pursuant to which, the Trusts will purchase the remaining Notes held by Paker at a minimum price of RMB103 each and sell to third parties in the market no later than January 31, 2025. In addition, any excess earnings over RMB103 would be shared between Paker and the Financial Institutions based on the ratio of 65% and 35% in the form of dividends of the Trusts, which shall be applied retrospectively to all the transactions with the Trusts.

During the year ended December 31, 2024, certain 2029 Notes was sold at the market through the Trusts with an average selling price of RMB 102.9 each with total consideration of RMB3,680 million. As of December 31, 2024, in the Group’s consolidated financials, management recorded long term debt measured at amortized cost with the amount of RMB8,606 million upon market sales of these Notes and related issuance costs amounted to RMB 5.5 million were recorded as deferred issuance cost as of December 31, 2024 (Note 13). Financial liabilities due to the financials institutions were recorded at fair value with the amount of RMB2,706 million. Gain from change in fair value of the financial liabilities with the amount of RMB35 million were recorded in “Other income, net” in the Group’s consolidated financials for the year ended December 31, 2024.

25.   ORDINARY SHARES

The Company’s authorized share capital is USD10 comprising 500,000,000 ordinary shares with a par value of USD0.00002 each.

As of December 31, 2021, the Company’s issued 193,770,753 ordinary shares, among which, 190,824,913 shares were outstanding and 2,945,840 shares were recorded as treasury stock. These treasury stocks were canceled and retired in 2023.

During the year of 2022, 10,364,276 share options were exercised and registered as ordinary shares of the Company.

As of December 31, 2022, the Company issued 204,135,029 ordinary shares, among which, 201,189,189 shares were outstanding and 2,945,840 shares were recorded as treasury stock.

During the year of 2023, certain 2024 Notes with the principal amount of USD14.1 million were converted into 2,938,412 ordinary shares of the Company (Note 24). The carrying amount of the converted 2024 Notes upon the conversions was USD44 million (equivalent to approximately RMB301 million).

During the year of 2023, 5,792,846 restricted shares granted by the Company were vested and registered as ordinary shares of the Company.

For the year ended December 31, 2023, 340,000 outstanding ADSs (1,360,000 shares) were repurchased with a total consideration of RMB79 million, which is shown as treasury stock.

As of December 31, 2023, the Company issued 209,920,447 ordinary shares, among which, 208,560,447 shares were outstanding and 1,360,000 shares were recorded as treasury stock.

During the year of 2024, certain 2024 Notes with the principal amount of USD55.2 million were converted into 11,994,720 ordinary shares of the Company. The carrying amount of the converted 2024 Notes upon the conversions was USD94 million (equivalent to approximately RMB664 million).

During the year of 2024, 5,822,846 restricted shares granted by the Company were vested and registered as ordinary shares of the Company.

During the year of 2024, 158,000 share options were exercised and registered as ordinary shares of the Company.

For the year ended December 31, 2024, 5,256,739 outstanding ADSs (21,026,956 shares) were repurchased with a total consideration of USD 123 million (equivalents to RMB 875 million), and 4,203,178 ADSs (16,812,712 shares) repurchased shares were cancelled and retired.

As of December 31, 2024, the Company issued 211,083,301 ordinary shares, among which, 205,509,057 shares were outstanding and 5,574,244 shares were recorded as treasury stock.

26.   NON-CONTROLLING INTERESTS

Subsidiary’s Offering of Its Equity Interests

In October 2020, Jiangxi Jinko, principal operating subsidiary of the Group, completed an RMB3,100 million (approximately USD 461 million) equity financing. Immediately after the closing, third-party investors together with the Company’s principal shareholders and senior management personnel, directly or through their investment arms, collectively owned approximately a 26.7% equity interest in Jiangxi Jinko and the Company owned 73.3% equity interest in Jiangxi Jinko.

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

In June 2023, upon approval obtained from the board of directors of Jiangxi Jinko, Jiangxi Jinko declared dividends of RMB890 million for the year ended December 31, 2022, among which RMB368 million was distributed to the Company’s non - controlling interest shareholders. Jiangxi Jinko paid the dividends in 2023.

In September 2023, Jiangxi Jinko bought back a total of its 29,721,264 ordinary shares in the STAR market with a total consideration approximated RMB 300 million. The 29,721,264 shares were reserved for Jiangxi Jinko’s future share option grants. Upon consummation of the buy - back transaction, ownership of Jiangxi Jinko’s non - controlling interests decreased from 41.38% to 41.20%. The shares buy - back transaction was treated as transaction with non - controlling interests, and therefore, the aggregated net excess of the consideration over the carrying amounts of acquired non - controlling interests, being approximately RMB121 million, was recorded as deduction to additional paid - in capital in the consolidated financials.

In May 2024, upon approval obtained from the board of directors of Jiangxi Jinko, Jiangxi Jinko declared dividends of RMB2,235 million for the year ended December 31, 2023, among which RMB922 million was distributed to the Company’s non-controlling interest shareholders. Jiangxi Jinko paid the dividends in 2024.

Other Non-controlling Interests-Sichuan Jinko

In June 2024, Sichuan Jinko, a wholly-owned subsidiary of Jiangxi Jinko entered into an agreement with Jiangxi Jinko and a third party investor, pursuant to which, the third party investor would make capital injection in cash of RMB600 million to own 9.28% equity interests of Sichuan Jinko. Such transaction was consummated on July 5, 2024 (the “Completion Date”) and all capital injections were received in July 2024. Upon consummation of the transaction, Jiangxi Jinko still owns 90.72% equity interests of Sichuan Jinko, and continues to control and consolidate Sichuan Jinko.

Pursuant to the agreement, the third party investor can appoint one out of the four board members in Sichuan Jinko and may request Jiangxi Jinko to repurchase all or partial its equity interests in Sichuan Jinko upon occurrence of the following events including i) Jiangxi Jinko fails to repurchase equity interests of Sichuan Jinko owned by the third party investor within 36 months after the Completion Date of above transaction ii) Sichuan Jinko fails to reach the target annual net profits of RMB412 million iii)Sichuan Jinko’s debt-to-asset ratio exceeds 41.1%, or Jiangxi Jinko’s consolidated debt-to-asset ratio exceeds 73.9% and iv) use of the injected capital violates the agreement.

Jiangxi Jinko has the unilateral discretion to accept or reject the redemption request. If Jiangxi Jinko decides to reject the redemption request, the third party investor would be granted the additional rights, including i) increase its voting rights in the board of directors from 1/4 to 1/3, ii) raise the target net profits from RMB412 million to RMB550 million, and increase to RMB686.9 million, RMB823.8 million and RMB961.1 million for the subsequent years, iii) request Sichuan Jinko to distribute all the undistributed profits since the Completion Date.

Given Jiangxi Jinko has the unilateral discretion to accept or reject the redemption request from the third party investor, the redemption feature is considered within the control of Jiangxi Jinko. Hence, management concluded that the equity interests held by the third party investor in Sichuan Jinko shall be recorded as non-controlling interests in permanent equity.

At the Completion Date, the excess of the consideration over the carrying amounts of non-controlling interests, being approximately RMB186 million, was recorded as additional paid-in capital in the consolidated financials.

As of December 31, 2024, the carrying amount of the non-controlling interests in Sichuan Jinko was RMB388 million.

Subsequently in January 2025, Jiangxi Jinko entered into agreement with the third party investor to repurchase all the equity interests of Sichuan Jinko held by the third party investor with a total consideration of RMB620 million. The transaction was consummated on January 24, 2025.

27.   SHARE BASED COMPENSATION

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

The Company adopted a long - term incentive plan (the “2023 Plan”) in January 2023. The 2023 Plan provides for the issuance of restricted shares of 20,800,000 ordinary shares. The restricted shares have a contractual life of 7 year. The vesting of the Awards is subject to (i) the participants’ continued service with the Company, and (ii) the Company meeting certain financial performance targets and investment targets. The restricted shares will vest in 14 successive equal semi - annual installments on the first day of half - year anniversaries starting from the grant date, provided that the personnel’s service with the Company has not terminated prior to each such vesting date.

(i)Share options

A summary of the share option activities under the Company’s share-based compensation plan for the years ended December 31, 2022, 2023 and 2024 is as follows (RMB in thousands, except for share, exercise price and contractual term):

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(USD/share)	(in years)	(RMB)
Balance as of December 31, 2021	347,536	3.65	3.84	17,373
Exercise	(175,536)	3.35	—	—
Balance as of December 31, 2022	172,000	3.96	2.69	8,305
Exercise	—	—	—	—
Balance as of December 31, 2023	172,000	3.96	1.68	7,157
Exercise	(158,000)	3.29	—	—
Balance as of December 31, 2024	14,000	3.29	0.68	296

Vested as of December 31, 2024	14,000	3.29	0.68	296
Vested and exercisable as of December 31, 2024	14,000	3.29	0.68	296

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, USD6.23 (RMB44.75) per share as of December 31, 2024 and the exercise prices of the options.

Total intrinsic value of options exercised during the years ended December 31, 2022 and 2024 were RMB8 million and RMB7 million, respectively. No exercise of share option during the year ended December 31, 2023.

The total fair value of shares vested for the years ended December 31, 2022, 2023 and 2024 were RMB5 million, nil and nil million, respectively.

For the years ended December 31, 2022, 2023 and 2024, total cash received from the exercise of share options was RMB 5 million, nil and RMB4 million, respectively.

(ii)Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares under the 2022 Plan, 2023 Plan and 2024 Plan:

	Number of restricted shares	Weighted average grant
	outstanding	date fair value
		(RMB)
Unvested as of December 31, 2021	318,600	86.38
Granted	16,684,600	72.10
Vested	(10,188,740)	72.08
Unvested as of December 31, 2022	6,814,460	72.38
Granted	20,800,000	68.87
Vested	(10,671,778)	70.00
Unvested as of December 31, 2023	16,942,682	69.57
Vested	(7,969,288)	70.21
Forfeited	(130,212)	70.60
Unvested as of December 31, 2024	8,843,182	68.63

Share-based compensation expenses of RMB968 million, RMB721 million and RMB383 million related to restricted shares were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, there were RMB256 million, RMB968 million and RMB576 million of unrecognized compensation expenses related to restricted shares which is expected to be recognized over a weighted-average period of 2.28, 5.70 years and 4.89 years, respectively.

(b)    Incentive plan of Jiangxi Jinko

In October 2022, Jiangxi Jinko adopted its 2022 Equity Incentive Plan (the “Jiangxi Jinko 2022 Plan”), which permits the grant of stock options of Jiangxi Jinko to its employees. The share option have a contractual life of 3 year with thirty percent (30%) vested on each of the first year and second year, and forty percent (40%) vested on the third year from the date of grant. The vesting of the awards is subject to (i) the participants’ continued service with Jiangxi Jinko, and (ii) Jiangxi Jinko meeting certain financial performance targets. Under the plan, a total of 40,187,375 ordinary shares of Jiangxi Jinko were initially reserved for issuance.

A summary of share option activities under the Jiangxi Jinko 2022 Plan for the years ended December 31, 2023 and 2024 is as follows (RMB in thousands, except for share, exercise price and contractual term):

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(RMB/share)	(in years)	(RMB)
Balance as of December 31, 2021	—	—	—	—
Granted	32,149,900	8.81	2.89	187,755
Balance as of December 31, 2022	32,149,900	8.81	2.89	187,755
Exercise	(5,193,983)	8.72	—	—
Forfeited	(7,576,422)	8.72	—	—
Balance as of December 31, 2023	19,379,495	8.72	2.28	2,713
Forfeited	(12,499,517)	8.50	—	—
Balance as of December 31, 2024	6,879,978	8.50	0.79	—

Vested and expected to vest as of December 31, 2024	6,879,978	8.50	0.79	—
Vested and exercisable as of December 31, 2024	6,879,978	8.50	0.79	—

The aggregate intrinsic value is nil as of December 31, 2024, as the market price of Jiangxi Jinko’s ordinary shares (RMB7.11 per share) is lower than the exercise prices of the options of RMB8.50 per share.

Total intrinsic value of options exercised during the year ended December 31, 2023 were RMB3 million. No exercise of share option during the years ended December 31, 2022 and 2024.

Share-based compensation expenses related to the option awards granted to the employees under Jiangxi Jinko 2022 Plan was amounted to RMB33 million and RMB142 million for the years ended December 31, 2022 and 2023 respectively. For the year ended December 31, 2024, Jiangxi Jinko failed to meet the financial performance targets, hence 12,859,960 share options were unvested and the Group reversed the share-based compensation expenses of RMB17 million.

For the years ended December 31, 2022, 2023 and 2024, total cash received from the exercise of share options under the Jiangxi Jinko 2022 Plan were nil, RMB45 million and nil, respectively.

For the years ended December 31, 2022 and 2023, share options vested under the Jiangxi Jinko 2022 Plan were recorded as noncontrolling interests in the Company’s consolidated financials with the amount of nil and RMB161 million, respectively.

The total share-based compensation expense recognised/ (reversal) of continuing operations for the year ended December 31, 2022, 2023 and 2024 was recorded in the respective items (RMB in thousands):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Costs of revenues	17,676	1,734	(8,389)
Selling expenses	7,101	28,439	(3,010)
General and administrative expenses	974,564	825,688	377,977
Research and development expenses	1,528	6,781	(826)
Total	1,000,869	862,642	365,752

28.   RELATED PARTY TRANSACTIONS AND BALANCES

(a)    Related party balances

Outstanding amounts due from/to related parties as of December 31, 2023 and 2024 were as follows (RMB in thousands):

	2023	2024
	December 31	December 31
	RMB	RMB
Accounts receivable from a related party:
Accounts receivable from JinkoPower for sales of solar modules and others	296,512	436,706

Notes receivables from a related party:
Notes receivables from JinkoPower	1,183	108,638

Advances to related parties:
Advance to Sichuan Yongxiang for inventory purchase	—	203,056
Advance to Xinte Silicon for inventory purchase	6,555	—
Subtotal	6,555	203,056

Prepayment and other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	12,635	5,846
Other receivables due from JinkoPower for disposal of solar power projects	13,141	19,472
Other receivables due from Sweihan PV Power Company P.S.J.C (“Sweihan PV”, which develops and operates solar power projects in Dubai) for technical services	1,224	1,561
Other receivables from JinkoPower for miscellaneous transactions	412	2,938
Subtotal	27,412	29,817

Other assets from related parties:
Long-term receivables due from Sweihan PV	38,377	16,960
Long-term receivables due from JinkoPower for disposal of solar power projects	16,859	—
Subtotal	55,236	16,960

Accounts payable due to a related party:
Accounts payable due to Xinte Silicon for inventory purchase	21,244	—

Advances from a related party
Advances from JinkoPower	3,412	—

Notes payables due to related parties
Notes payables due to Sichuan Yongxiang for inventory purchase	—	380,269
Notes payables due to Xinte Silicon for inventory purchase	277,000	—
Subtotal	277,000	380,269

Other payables due to a related party:
Other payables due to JinkoPower for payments on behalf of the Company	11,599	11,069
(1)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b)    Related party transactions

Transactions related parties for the year ended December 31, 2022, 2023 and 2024 were as follows (RMB in thousands):

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to JinkoPower	325,175	353,420	390,339
Income of project management service provided to Sweihan PV	2,979	3,931	1,286
Rental services provided to JinkoPower	5,041	11,590	13,245
Management service provided to Sichuan Yongxiang	—	—	350
Subtotal	333,195	368,941	405,220

Service expenses and silicon procurement provided by related parties
Management service provided by JinkoPower	8,863	16,400	19,931
Electricity fee charged by JinkoPower	25,735	119,352	118,908
Silicon procurement from Xinte Silicon (Note 14)	824,785	1,537,073	421,354
Silicon procurement from Sichuan Yongxiang (Note 14)	—	—	595,558
Other fees charged by JinkoPower	—	5,109	(2,640)

-Solar module transactions with JinkoPower

For the years ended December 31, 2022, 2023 and 2024, sales of solar module products to subsidiaries of JinkoPower amounted to RMB325 million, RMB353 million and RMB390 million, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s 3rd party sales arrangement. As of December 31, 2023 and 2024 outstanding receivables due from JinkoPower were RMB298 million and RMB545 million, respectively.

-Rental services provided to JinkoPower

For the years ended December 31, 2022, 2023 and 2024, rental services provided to subsidiaries of JinkoPower amounted to RMB5 million, RMB12 million and RMB13 million, respectively.

-Management service provided to Sichuan Yongxiang

For the years ended December 31, 2022, 2023 and 2024, management service provided to Sichuan Yongxiang amounted to nil, nil and RMB0.4 million, respectively.

-Management service provided by JinkoPower

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company recorded service expenses incurred in the years of 2022, 2023 and 2024 amounted to RMB7 million, RMB7 million and RMB7 million, respectively. Other than the solar project management service, JinkoPower also provided other management services to the Company amounted to RMB2 million, RMB9 million and RMB13 million in 2022, 2023 and 2024, respectively.

-Electricity fee charged by JinkoPower

For the years ended December 31, 2022 and 2023 and 2024, electricity fee charged by subsidiaries of JinkoPower amounted to RMB27 million, RMB119 million and RMB119 million, respectively.

-Silicon procurement from Xinte Silicon and Sichuan Yongxiang

JinkoSolar jointly invest in Xinte Silicon and Sichuan Yongxiang in 2021 which were accounted for under the equity method (Note 14). JinkoSolar purchased polysilicon of RMB825 million, RMB1,537 million, and RMB421 million from Xinte Silicon during the years ended December 31, 2022, 2023 and 2024, respectively. JinkoSolar purchased polysilicon of nil, nil, and RMB596 million from Sichuan Yongxiang during the years ended December 31, 2022, 2023 and 2024, respectively.

29.   CERTAIN RISKS AND CONCENTRATION

(a)     Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, restricted long-term investments, held-to-maturity debt securities, accounts receivable, prepayments and other current assets. As of December 31, 2023 and 2024, substantially all of the Group’s cash and cash equivalents, restricted cash, restricted short-term investments, and restricted long-term investments were held by major financial institutions located in the PRC. As of December 31, 2024, the Group has RMB33,042 million in cash and cash equivalents, restricted cash, short-term investments, restricted short-term investments and held-to-maturity debt securities, among which 86%, 11% and 2% is held by financial institutions in the China, United States and Vietnam as of December 31, 2024, respectively.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

(b)    Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2024, 66.2% of the Group’s revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Company, is not freely convertible into foreign currencies. The group uses a combination of foreign currency options and foreign currency forwards to hedge its exposure to foreign currency risk.

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

There was no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, the Group’s largest customer accounted for 5.4%, 5.1% and 7.7% of the Group’s total revenue, respectively.

(d)    Major suppliers

In 2022, 2023 and 2024, the Group’s five largest group suppliers accounted for 77.4%, 83.1% and 81.8%, respectively, of its total silicon purchases by value. In 2022, two of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 34.0% of its total silicon purchases by value. A “group supplier” refers to an aggregation of the Group’s suppliers that are within the same corporate group. In 2023, four of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 30.6% of its total silicon purchases by value. In 2024, four of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 25.4% of its total silicon purchases by value.

(e)    Interest rate

The Group’s main interest rate exposure relates to long-term borrowings. Any increase in interest rates would increase the Group’s finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

30.    COMMITMENTS AND CONTINGENCIES

(a)    Capital commitments

In 2022, 2023 and 2024, the Group entered into various non-cancellable purchase agreements with its suppliers to acquire machineries to be used in the manufacturing of its products. There were no variable components of these capital commitments. The Group’s total fixed and determinable future payments under these purchase agreements amounted to RMB12,114 million as of December 31, 2024.

The payment schedule for the commitments is as follows:

Year ending December 31,	RMB
2025	4,007,969
2026	7,716,301
2027	389,446
Total	12,113,716

(b)    Contingencies

Arbitration filed by Singapore customers

In November 2018, one of the Group’s customers in Singapore (the “Singapore Customer”) filed two Notices of Arbitration (“NoAs”) in two arbitrations with Arbitration No. ARB374/18/PPD (“ARB 374”) and Arbitration No. ARB375/18/PPD (“ARB 375”), respectively, against Jinko Solar Import & Export Co., Ltd. (“Jinko IE”) at Singapore International Arbitration Centre. These NoAs were subsequently amended by the Singapore Customer, and Jinko IE received the amended Notices of Arbitration from the Singapore Customer on December 20, 2018. The Singapore Customer claimed respectively in ARB 374 and ARB 375 that the photovoltaic solar modules supplied by Jinko IE to the Singapore Customer under the purchase agreement dated December 25, 2012 (“2012 Contract”) and January 28, 2013 (“2013 Contract”) were defective. The Singapore Customer sought, inter alia, orders that Jinko IE replace the modules and/or that Jinko IE compensate the Singapore Customer for any and all losses sustained by the Singapore Customer as a result of the supply of allegedly defective modules. In January 2019, Jinko IE issued its responses to the NoAs in ARB 374 and ARB 375, disputing the Singapore Customer’s reliance on the arbitration clauses in the 2012 Contract and the 2013 Contract, denying all claims raised by the Singapore Customer, and disputing that the Singapore Customer was entitled to the reliefs claimed in the arbitrations. Arbitration tribunals in both ARB 374 and ARB 375 were constituted on September 5, 2019, which directed on January 14, 2020 that (i) the Singapore Customer shall submit its statement of claim in both ARB 374 and ARB 375 and Jinko IE shall submit its statement of defense no later than five months after Singapore Customer’s submission of statement of claim; and (ii) the hearing of the arbitrations shall be bifurcated with the liability issue to be first determined by the tribunals, and then depending on the outcome of the liability issue, the issue of remedies/damages payable to be determined in the subsequent proceedings in such manner as may be directed by the tribunals. On August 7, 2020, the Singapore Customer submitted its statement of claim in both ARB 374 and ARB 375. In the statement of claim, the Singapore Customer maintained its claim that the photovoltaic solar modules supplied by Jinko IE to them under the 2012 Contract and the 2013 Contract were defective, and that Jinko IE should be liable in respect of all the modules supplied under the 2012 Contract and the 2013 Contract. On December 16, 2020, following Jinko IE’s request, the tribunals in both ARB 374 and ARB 375 directed that Jinko IE’s statement of defense should be submitted by February 11, 2021. On February 11, 2021, Jinko IE submitted its statement of defense and relevant evidence. In the statement of defense, Jinko IE (i) requested the tribunal to declare that it lacks jurisdiction over the dispute; and (ii) denied all the Singapore Customer claims and requested the same be dismissed by the tribunal. On February 22, 2021, upon mutual agreement by Jinko IE and the Singapore Customer, the tribunal directed that ARB 374 and ARB 375 should be consolidated. On August 24, 2021, the tribunal decided Jinko IE and the Singapore Customer’ respective Redfern Schedules. On October 5, 2021, Jinko IE and the Singapore Customer exchanged documents pursuant to the tribunal’s decision on the Redfern Schedules. On February 19, 2022, the Singapore Customer filed its Reply Memorial (accompanied by all evidence, including factual exhibits, written witness statements, expert reports and legal authorities relied upon). On July 17, 2022, Jinko IE submitted its Rejoinder Memorial with all evidence correspondingly in reply to Reply Memorial. From October 10 to 21, 2022, the hearing for liability issue was held in Singapore, during which the tribunal heard the parties’ oral opening statements, evidence from the parties’ factual and expert witnesses, and oral closing statements. According to the tribunal’s directions, the parties submitted Post-hearing Briefs on January 20, 2023 and the Reply Post-hearing Briefs on March 3, 2023. On August 17, 2023, the tribunal issued Partial Award on Jurisdiction and Liability (the “Partial Award”), as corrected on October 2, 2023. Pursuant to the Partial Award, 365,000 solar modules supplied by Jinko IE to Singapore Customer under 2012 and 2013 Contracts are deemed unsuitable for their intended purpose. The details regarding the remedies to be granted (if any) and the compensation amount that Jinko IE is required to provide will be determined in the final award.

In view of the latest submission from Singapore Customer, management reassessed the potential exposures with the assistance from its external legal counsel, management consider that Jinko has a reasonable basis to challenge the quantum of Singapore Customer’s claims for damages in this consolidated arbitration. Based on the assessment, management concluded that its best estimation with respect to the potential exposures of the arbitration would be RMB180 million as at December 31, 2023. As a result, the Company recorded accruals with the amount of RMB180 million as at December 31, 2023.

On August 5, 2024, Jinko IE reached a settlement with the Singapore Customer, agreeing to pay US$31,000,000 in compensation. In according to the Settlement Agreement, management recorded additional liabilities with the amount of US$5,959,144(equivalents to RMB 42 million) in “General and administrative” in 2024. As of December 31, 2024, all obligations under the Settlement Agreement were completed and the arbitration proceedings were therefore concluded.

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. The Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

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

Fair value change in forward contracts and foreign exchange options

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign exchange forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within “Change in fair value of foreign exchange forward contracts” in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD870 million and USD940 million, EUR170 million and EUR330 million as of December 31, 2023 and 2024, respectively. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument. The Company recorded a loss of RMB164 million, a loss of RMB389 million and a gain of RMB115 million from change in fair value of foreign exchange forward contracts during the years of 2022, 2023 and 2024, respectively. The change was primarily due to the fluctuations in exchange rate of the U.S. dollars against the RMB during the year of 2022, 2023 and 2024.

The Group classified the cash flows related to realized gain or loss on settlement of foreign exchange forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

The Company entered into USD foreign exchange option contracts with a total notional value of USD520 million and USD180 million, and sold USD foreign exchange option contracts with a total notional value of USD500 million and USD160 million during the years ended December 31, 2023 and 2024, respectively. These foreign exchange options mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the foreign exchange options. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3.

The foreign exchange option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income. The fair value change was a loss of RMB4 million, a gain of RMB74.6 million and a gain of RMB1 million for the year ended December 31, 2022, 2023 and 2024, respectively.

Short term investments

Short term investments represents i) equity linked notes recorded whose fair value directly linked to the share price of a designated A share listco in China and are classified as level 1 and ii) investments in open-ended funds issued by financial institutions which are valued using directly observable inputs in the market place and are classified as level 2. For the year ended December 31, 2022, 2023 and 2024, gain from change in fair value of short-term investments amounted to nil, RMB1 million and RMB22 million, respectively.

Equity securities applying fair value option

The fair value of equity securities applying fair value option is measured using Level 3 inputs within the fair value hierarchy. In determining the fair value, the Company adopted comparable company multiple method under market approach, which allows an entity to solve for its implied aggregate equity value by using the comparable multiples of comparable companies and its LTM revenue as of the valuation date. The Group irrevocably elected fair value option to initially and subsequently measure one of its investments in its entirety at fair value with changes in fair value recognized in earnings, and recorded change in fair value with the gain of RMB50 million and the loss of RMB131 million for the years ended December 31, 2023 and 2024, respectively (Note 14).

Equity securities with readily determinable fair value

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. Equity securities classified within Level 1 are valued using quoted market prices that are currently available.

Available-for-sale securities

The Group’s available-for-sale securities represents the two-year puttable bond purchased from JinkoPower in 2022 and investments in debt securities. In determining the fair value of the puttable bond, the Company adopted the discounted cash flow method, which requires management to use unobservable inputs such as discount rate based on yield-to-maturity of comparable bonds in market and RMB risk free rate. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions. In determining the fair value of the debt securities investments in private companies, the Company adopted previous transaction method under market approach, which allows an entity to solve for its implied aggregate equity value by considering its recent arm’s length equity transactions. For the year ended December 31, 2022, 2023 and 2024, unrealized gain on the available-for-sale securities amounted to RMB10million, RMB19million and loss amounted to RMB10 RMB million which was reported in other comprehensive income, respectively.

Convertible Senior Notes

The Company has adopted valuation models to assess the fair value for the Notes. Management is responsible for determining these fair values and assessing a number of factors. The Notes is valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price and expected share volatility are most significant to valuation determination of convertible debt. The Company recorded loss from change in fair value of convertible senior notes of RMB12 million, RMB31 million and gain from change in fair value of convertible senior notes of RMB323 million during the year of 2022, 2023 and 2024, respectively.

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

Guarantee liability

A guarantee liability is initially recognized at the estimated fair value in the Group’s consolidated balance sheets unless it becomes probable that the Group will reimburse the holder of the guarantee for an amount higher than the carrying amount, in which case the guarantee is carried in the Group’s consolidated balance sheets at the expected amount payable to the holder. The fair value of the guarantee liability is measured by the total consideration to be received in connection with the provision of guarantee. The guarantee liability would be amortized in straight line during the guarantee period. The guarantee arrangement was canceled in year 2022.

Financial liabilities measured at fair value

As disclosed in Note 24, in 2023, the Group established Trusts with a group of financial institutions for the issuance of Jiangxi Jinko’s convertible notes held by Paker. As of December 31, 2023 and 2024, the financial institutions have accumulatively subscribed trust units with a total consideration of RMB668 million and RMB2,706 million which was recorded as financial liabilities at fair value with changes in fair value recognized in earnings, respectively. The Company recorded nil and gain from change in fair value of financial liabilities of RMB35 million during the years of 2023 and 2024, respectively.

In addition, as disclosed in Note 2(b), in 2023, the Group established and consolidated limited partnerships as the general partner for investments in private companies in solar industry. Investments made by external limited partners were recorded as financial liabilities at fair value with changes in fair value recognized in earnings. The investments in portfolio companies by those limited partnerships were all close to year end, hence no change in fair value was recorded for the year ended December 31, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, information about the hierarchy of the fair value measurements for the Company’s assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows (RMB in thousands, except for inputs):

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2023	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short term investments - equity linked notes	48,875	48,875	—	—
Foreign exchange forward contracts- receivable	103,100	—	103,100	—
Equity securities applying fair value option	228,706	—	—	228,706
Available-for-sale securities – current	104,134	—	—	104,134
Equity securities with readily determinable fair value	330,414	330,414	—	—

Liabilities:
Convertible senior notes	782,969	—	—	782,969
Foreign exchange forward contracts- payable	25,307	—	25,307	—
Foreign exchange options	1,159	—	—	1,159
Financial liabilities measured at fair value(current and non-current portion)	831,333	—	—	831,333

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2024	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-investment – open-ended funds	520,376	—	520,376	—
Foreign exchange forward contracts- receivable	115,220	—	115,220	—
Equity securities applying fair value option	97,372	—	—	97,372
Available-for-sale securities	150,922	—	—	150,922
Equity securities with readily determinable fair value	542,024	542,024	—	—

Liabilities:
Foreign exchange forward contracts- payable	15,765	—	15,765	—
Foreign exchange options	5,024	—	—	5,024
Financial liabilities measured at fair value(current and non-current portion)	3,194,444	—	—	3,194,444

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2022, 2023 and 2024 were as follows (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance on January 1,	1,098,736	1,070,699	782,969
Foreign exchange loss/(gain)	60,038	(54,377)	6,093
Change in fair value of convertible senior notes	12,083	84,669	(323,474)
Change in the instrument-specific credit risk	(100,158)	(70,732)	(421)
Conversion of convertible senior notes	—	(247,290)	(465,167)
Balance on December 31,	1,070,699	782,969	—

A summary of changes in Level 3 fair value of available-for-sale securities – current for the year ended December 31, 2022, 2023 and 2024 were as follows (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance on January 1,	—	104,499	—
Addition	100,000	—	—
Interest accrual	3,526	1,974	—
Settlement of puttable bond	—	(105,500)	—
Change in fair value	973	(973)	—
Balance on December 31,	104,499	—	—

A summary of changes in Level 3 fair value of available-for-sale securities for the year ended December 31, 2022, 2023 and 2024 were as follows (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance on January 1,	—	—	104,134
Addition	—	85,000	57,000
Change in fair value	—	19,134	(10,212)
Balance on December 31,	—	104,134	150,922

A summary of changes in Level 3 fair value of equity securities applying fair value option for the year ended December 31, 2022, 2023 and 2024 were as follows (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance on January 1,	—	178,871	228,706
Addition	77,000	—	—
Change in fair value	101,871	49,835	(131,334)
Balance on December 31,	178,871	228,706	97,372

A summary of changes in Level 3 fair value of foreign exchange options for the year ended December 31, 2022, 2023 and 2024 were as follows (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance on January 1,	(2,659)	(3,226)	(1,159)
Addition of foreign exchange options	3,596	(72,240)	(5,207)
Change in fair value of foreign exchange options gain/(loss)	(4,163)	74,307	1,342
Balance on December 31,	(3,226)	(1,159)	(5,024)

A summary of changes in Level 3 fair value of interest rate swap derivative for the year ended December 31, 2022, 2023 and 2024 were as follows (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance on January 1,	12,294	—	—
Cash settlement	(12,294)	—	—
Balance on December 31,	—	—	—

A summary of changes in Level 3 fair value of guarantee liabilities for the year ended December 31, 2022, 2023 and 2024 were as follows (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance on January 1,	12,142	—	—
Cancellation	(12,142)	—	—
Balance on December 31,	—	—	—

A summary of changes in Level 3 fair value of financial liabilities measured at fair value for the year ended December 31, 2022, 2023 and 2024 were as follows (RMB in thousands):

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB
Balance on January 1,	—	—	831,333
Additions	—	830,540	2,398,089
Change in fair value of financial liabilities	—	—	(34,978)
Profit distribution	—	793	—
Balance on December 31,	—	831,333	3,194,444

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows (RMB in thousands):

			Type of derivatives
								Equity
	Foreign	Foreign				Available-	Available-	securities
For the year	exchange	exchange		Foreign		for-sale	for-sale	applying
ended	forward -	forward -	Convertible	exchange	Financial	securities	securities	fair value
December 31	realized	unrealized	senior notes	Options	liabilities	-current	non-current	option	Total
2022	(150,538)	(13,818)	(12,083)	(4,163)	—	973	—	101,871	(77,758)
2023	(407,245)	18,079	(31,188)	74,307	—	(973)	19,134	49,835	(278,051)
2024	86,242	29,070	323,474	1,342	34,978	—	(10,212)	(131,334)	333,560

Significant unobservable inputs

The significant unobservable inputs adopted in the valuation of Level 3 instruments as of December 31, 2024 are as follows:

Unobservable inputs of available-for-sale securities
Expected volatility	44.79%-48.08%
Risk free interest rate	1.14%-1.84%

Unobservable inputs of equity securities applying fair value option
Expected volatility	55.32%
Risk free interest rate	0.95%

Unobservable inputs of foreign exchange option
Expected volatility	6.68%-6.85%
Risk free interest rate	1.08%

Unobservable inputs of financial liabilities
Expected volatility	52.66%
Risk free interest rate	0.32%-0.99%

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

Restricted net assets were RMB21,138 million representing 64.6% of the Company’s total consolidated net assets as of December 31, 2024.

33.    SUBSEQUENT EVENTS

(1)  As disclosed in Note 26, in January 2025, Jiangxi Jinko entered into a supplemental agreement with the third party investor to repurchase all the equity interests of Sichuan Jinko held by the third party investor with a total consideration of RMB620 million. The transaction was consummated on January 24, 2025.

(2)  On April 2, 2025, the U.S. government implemented a minimum 10% base rate on all imports and additional surcharges for countries like China of 34%, Vietnam of 46%, and the European Union of 20%. On April 10, 2025, the U.S. government granted Vietnam a temporary reprieve from the previously announced 46% tariffs on its imports, reducing the rate to 10% for a period of 90 days.

(3)  On April 21 2025, the U.S Department of Commerce issued its final affirmative determinations in the countervailing duty (“CVD”) and the antidumping duty (“ADD”) in the investigations of crystalline photovoltaic cells whether or not assembled into modules from Cambodia, Malaysia, Thailand, and Vietnam. The CVD rate and ADD rate applicable to the Group will be 38.38% and 1.92% in Malaysia and 124.57% and 120.38% in Vietnam, respectively.

Management concluded that implementation of tariffs and final CVD and ADD rate applicable to the Group in Malaysia and Vietnam shall be accounted for as non - recognized subsequent event and shall have no impact to the financial statements as of and for the year ended December 31, 2024. The Company is in the process of evaluating the impact on its consolidated financial statements.

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

	For the year ended December 31
	2022	2023	2024
	RMB	RMB	RMB	USD
				(note 2 (al))
	(RMB in thousands)
Net revenue	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating expenses	(593,204)	(590,323)	(324,964)	(44,520)

Loss from operations	(593,204)	(590,323)	(324,964)	(44,520)

Share of income from subsidiaries and affiliates	1,264,720	4,055,054	93,252	12,775

Interest income/(expenses), net	(19,867)	3,414	(10,308)	(1,412)
Exchange gain/(loss)	(18,586)	10,831	(26,914)	(3,687)
Change in fair value of convertible senior notes	(12,083)	(31,188)	323,474	44,316
Income before income taxes	620,980	3,447,788	54,540	7,472
Income tax expenses	(474)	(345)	—	—
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	620,506	3,447,443	54,540	7,472

Condensed balance sheets:

	December 31, 2023	December 31, 2024
	RMB	RMB	USD
			(note 2 (al))
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalent	414,689	124,313	17,031
Due from subsidiaries	380,447	358,722	49,145
Other current assets	1,637	2,049	281
Total current assets	796,773	485,084	66,457
Investments in subsidiaries	20,354,397	19,608,702	2,686,381
Total assets	21,151,170	20,093,786	2,752,838

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	25,829	26,214	3,591
Short-term borrowings	179,425	162,140	22,213
Convertible senior notes	782,969	—	—
Other current liabilities	6,513	6,523	895
Total current liabilities	994,736	194,877	26,699

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 209,920,447 and 211,083,301 shares issued as of December 31, 2023 and December 31, 2024, respectively)	29	29	4
Additional paid-in capital	10,738,376	11,245,665	1,540,650
Accumulated other comprehensive loss	359,584	225,141	30,844
Treasury stock, at cost; 1,360,000 and 5,574,244 ordinary shares as of December 31, 2023 and December 31, 2024	(79,282)	(216,507)	(29,661)
Retained earnings	9,137,727	8,644,581	1,184,302
Total shareholders’ equity	20,156,434	19,898,909	2,726,139

Total liabilities and shareholders’ equity	21,151,170	20,093,786	2,752,838

The current balances of due from subsidiaries represented loans to its subsidiaries which are expected to be collected within twelve months.

Other current liabilities represented accrual for unpaid convertible senior notes interest and professional service fees.

Condensed cash flow:

Condensed statements of cash flows:

	For the year ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	USD
				(note 2 (al))
	(RMB in thousands)
Cash flows from operating activities:
Net income	620,506	3,447,443	54,540	7,472
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation charges	579,368	582,596	319,452	43,765
Change in fair value of convertible senior notes	12,083	31,188	(323,474)	(44,316)
Share of income from subsidiaries	(1,264,720)	(4,055,054)	(93,252)	(12,775)
Exchange (gain)/loss	18,586	(10,831)	26,914	3,687
Changes in operating assets and liabilities:
Decrease in due from subsidiaries	1,465,778	(206,412)	—	—
Decrease in due from a related party	3,292	3,454	—	—
(Increase)/decrease in other current assets	(1,279)	34	—	—
Increase/(Decrease) in due to subsidiaries	(1,445,183)	25,829	385	53
Decrease in due to a related party	(12,142)	—	—	—
Increase/(decrease) in other current liabilities	(6,403)	(460)	10	1
Net cash used in operating activities	(30,114)	(182,213)	(16,222)	(2,222)

Cash flows from investing activities:
Cash collection for loans from subsidiaries	735,673	553,984	633,977	86,854
Cash paid for loans to subsidiaries	(289,620)	—	—	—
Net cash used in investing activities	446,053	553,984	633,977	86,854

Cash flows from financing activities:
Proceeds from exercise of share options	5,024	—	3,691	506
Repurchase of shares	—	(79,282)	(874,964)	(119,870)
Repayments of borrowing	—	—	(543,675)	(74,483)
Proceeds from bank borrowings	—	179,425	526,390	72,115
Dividend distribution	—	(559,599)	(547,686)	(75,034)
Dividends received from a subsidiary (offset with loans to the subsidiary)	—	—	550,880	75,470
Net cash provided by/(used in) financing activities	5,024	(459,456)	(885,364)	(121,296)

Effect of foreign exchange rate changes on cash and cash equivalents	36,710	9,934	(22,767)	(3,118)

Net increase/(decrease) in cash and cash equivalents	457,673	(77,751)	(290,376)	(39,781)
Cash and cash equivalents, beginning of year	34,767	492,440	414,689	56,812

Cash and cash equivalents, end of year	492,440	414,689	124,313	17,031

Supplemental disclosure of non-cash investing and financing cash flow information
Proceeds from exercise of share options received in subsequent period	1,169	—	—	—
Conversion of convertible senior notes to ordinary shares	340,330	247,290	465,167	63,728
Offset of dividend receivable with loans to a subsidiary	—	—	610,000	83,570

For the years ended December 31, 2022 and 2023, no cash dividend was paid to the Company by its consolidated subsidiaries, unconsolidated subsidiaries, nor 50% or less owned persons accounted for by the equity method. For the year ended December 31, 2024, cash dividends of RMB1,161 million was paid to the Company by its consolidated subsidiary.

For the years ended December 31, 2023, the board of directors of the Company declared a cash dividend of US$0.375 per ordinary share, or US$1.50 per American Depositary Share (the “ADS”). The total amount of cash to be distributed for the dividend was US$79 million (equivalents to RMB560 million).

For the years ended December 31, 2024, the board of directors of the Company declared a cash dividend of US$0.375 per ordinary share, or US$1.50 per American Depositary Share (the “ADS”). The total amount of cash to be distributed for the dividend was US$77 million (equivalents to RMB548 million).