Form 20-F
period 2025-12-31
JinkoSolar Holding Co., Ltd.
filed 2026-04-29
CIK 1481513

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐                  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

209,429,353 ordinary shares, excluding 61,421 ADSs representing 245,685 ordinary shares reserved for future grants under our share incentive plans, and 122,540 ordinary shares as treasury stock, as of December 31, 2025.

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

-i-

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

●	“Company” refers to JinkoSolar Holding Co., Ltd., a Cayman Islands holding company;
●	“we,” “us,” “our company,” “our” or “JinkoSolar” refers to JinkoSolar Holding Co., Ltd. and its consolidated subsidiaries; in the context of describing activities, “we,” “us,” “our company,” “our” or “JinkoSolar” refers to the consolidated subsidiaries of JinkoSolar Holding Co., Ltd.;
●	“2023”, “2024” and “2025” refers to our fiscal years ended December 31, 2023, 2024 and 2025, respectively;
●	“2021 Equity Incentive Plan” refers to the 2021 Equity Incentive Plan adopted on March 5, 2021;
●	“2022 Equity Incentive Plan” refers to the 2022 Equity Incentive Plan adopted on February 14, 2022;
●	“2023 Equity Incentive Plan” refers to the 2023 Equity Incentive Plan adopted on January 5, 2023;
●	“ADSs” refers to American depositary shares issued by JinkoSolar Holding Co., Ltd., and “ADRs” refers to the American depositary receipts evidencing the ADSs;
●	“CE” refers to CE certification, a verification of electromagnetic compatibility (EMC) compliance issued by SGS Taiwan Ltd. certifying compliance with the principal protection requirement of Directive 2004/108/EC of the European Union and EN 61000-6-3:2001+A11:2004 and EN 61000-6-1:2001 standards;
●	“CQC” refers to the certificate issued by China Quality Certification Centre certifying that our solar modules comply with IEC 61215:2005 and IEC 617302:2004 standards;
●	“DG projects” refers to distributed generation solar power projects, including ground-mounted distributed generation projects and rooftop distributed generation projects;
●	“EPC” refers to engineering, procurement and construction;
●	“Euro,” “EUR” or “€” refers to the legal currency of the European Union;
●	“FIT” refers to feed-in tariff(s), the government guaranteed and subsidized electricity sale price at which solar power projects can sell to the national power grids. FIT in China is set by the central government consisting of the applicable national government subsidies paid from the Renewable Energy Development Fund, as well as the desulphurized coal benchmark electricity price paid by State Grid;
●	“ground-mounted projects” refers to solar power projects built on the ground, consisting of ground-mounted DG projects and utility-scale projects;
●	“ground-mounted DG projects” refers to small-scale ground-mounted projects with capacity less than or equal to 20 MW and 35 kV or lower grid connection voltage grade (except in the northeastern regions, where connection voltage must be 66 kV or lower) and with a substantial portion of the electricity generated to be consumed within the substation area of the grid connection points;
●	“Haining Jinko” refers to Jinko Power Technology (Haining) Co., Ltd, one of our majority-owned subsidiaries in the PRC;
●	“Jiangxi Jinko” refers to Jinko Solar Co., Ltd., our majority-owned principal operating subsidiary incorporated in the PRC, whose shares are listed on the STAR Market of the Shanghai Stock Exchange, in which we own approximately 54.16% equity interest;
●	“Jiangxi Materials” refers to Jiangxi Photovoltaic Materials Co., Ltd., our majority-owned operating subsidiary incorporated in the PRC by Jiangxi Jinko on December 1, 2010;
●	“Jinkosolar Energy” refers to Jinkosolar Energy Manufacturing Company, an entity in which we holds 40% equity interest;

●	“JinkoPower” refers to Jinko Power Technology Co., Ltd., formerly known as Jiangxi JinkoSolar Engineering Co., Ltd., previously one of our indirect subsidiaries;
●	“JinkoSolar Power” refers to JinkoSolar Power Engineering Group Limited;
●	“JIS Q 8901” refers to the certificate for the Japanese market from TÜV that demonstrates that a company’s management system ensures the highest standards of reliability in their products;
●	“JPY” refers to Japanese Yen;
●	“kV” refers to kilovolts;
●	“local grid companies” refers to the subsidiaries of the State Grid in China;
●	“long-term supply contracts” refers to our polysilicon supply contracts with terms of one year or above;
●	“MCS” refers to MCS certificate of factory production control issued by British Approvals Board for Telecommunications certifying that the production management system of our certain types of solar panels complies with MCS005 Issue 2.3 and MCS010 Issue 1.5 standards;
●	“NYSE” or “New York Stock Exchange” refers to the New York Stock Exchange Inc.;
●	“OEM” refers to an original equipment manufacturer who manufactures products or components that are purchased by another company and retailed under that purchasing company’s brand name;
●	“PRC” or “China” refers to the People’s Republic of China, excluding, for purposes of this annual report, Taiwan, Hong Kong and Macau;
●	“PV” refers to photovoltaic;
●	“RMB” or “Renminbi” refers to the legal currency of China;
●	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00002 per share;
●	“STAR Market” refer to the Sci-Tech Innovation Board of Shanghai Stock Exchange;
●	“State Grid” refers to State Grid Corporation of China and the local grid companies;
●	“Sweihan” refers to SweihanSolar Holding Company Limited, a joint venture in which we previously owned a 50% equity interest. Sweihan holds 40% equity interest of Sweihan PV;
●	“Sweihan PV” refers to Sweihan PV Power Company P.J.S.C, a project company which develops and operates solar power projects in Dubai;
●	“TÜV” refers to TÜV certificates, issued by TÜV Rheinland Product Safety GmbH certifying that certain types of our solar modules comply with IEC 61215:2005, EN 61215:2005, IEC 61730-1:2004, IEC 61730-2:2004, EN 61730-1:2007 and EN 61730-2:2007 standards;
●	“UL” refers to the certificate issued by Underwriters Laboratories Inc., to certify that certain types of our solar modules comply with its selected applicable standards;
●	“US$,” “dollar” or “U.S. dollar” refers to the legal currency of the United States;
●	“utility-scale projects” refers to ground-mounted projects that are not ground-mounted DG projects;
●	“watt” or “W” refers to the measurement of electrical power, where “kilowatt” or “kW” means one thousand watts, “megawatts” or “MW” means one million watts and “gigawatt” or “GW” means one billion watts;

●	“Yuhuan Jinko” refers to Yuhuan Jinko Solar Co., Ltd., one of our majority-owned subsidiaries in the PRC;
●	“Zhejiang Jinko” refers to Zhejiang Jinko Solar Co., Ltd., formerly Zhejiang Sun Valley Energy Application Technology Co., Ltd., a solar cell supplier incorporated in the PRC and one of our majority-owned subsidiaries; and

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

Discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report on Form 20-F includes our audited consolidated financial statements for 2023, 2024 and 2025 and as of December 31, 2024 and 2025.

Exchange Rate Information

We publish our consolidated financial statements in Renminbi. The conversion of Renminbi into U.S. dollars in this annual report is solely for the convenience of readers. The exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9931 to US$1.00, the noon buying rate in effect as of December 31, 2025. The Renminbi is not freely convertible into foreign currency. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On April 24, 2026, the exchange rate, as set forth in the H.10 statistical release of the Federal Reserve Board, was RMB6.8359 to US$1.00.

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

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could impact our ability to offer or continue to offer securities to investors. Recently, the PRC government has initiated a series of regulatory actions and statements to regulate business operations in China, such as filing requirements for China-based companies’ overseas securities offerings and listing, new measures to extend the scope of cybersecurity reviews, new laws and regulations related to data privacy and security, and expanded efforts in anti-monopoly enforcement, and new rules to request China-based companies to fulfill relevant filing procedure and report relevant information to China Securities Regulatory Commission (the “CSRC”) for overseas offerings. While these regulatory changes have not yet had any material impact on us, we will be required to comply with the filing requirements for our future securities offerings, which we cannot assure you that we will be able to complete in a timely manner, or at all. Further, implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, which could impose uncertainty on our capital raising activities.”

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

With the trend of strengthening anti-monopoly supervision around the world, the PRC government continued to strengthen its antitrust regime in 2025. On December 9, 2025, the State Administration for Market Regulation of the PRC promulgated the revised Provisions on Prohibition of Monopoly Agreements, which explicitly bans pricing-fixing, output restriction, market allocation, and information exchange among market participants. The PRC government also emphasized controlling domestic overcapacity and preventing price-collusion risks in the solar industry. While these developments have impacted certain segments of China’s solar sector, they have not materially affected our operations to date. However, we cannot rule out the possibility that our operations will be materially affected in the future if regulatory enforcement priorities evolve or become more stringent.

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

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system. In addition, the Standing Committee of the PRC National People’s Congress promulgated the Personal Information Protection Law (the “PIPL”) on August 20, 2021, which took effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. We do not expect to have significant data security or privacy issues given that the nature of our business does not involve collecting and use of vast personal data. Under the current PRC laws, regulations and regulatory rules, as of the date of this annual report, we and our PRC subsidiaries, are not required to go through cybersecurity review by the CAC. While we do not believe that these regulatory changes would have any material impact on us, we cannot assure you that the regulators will agree with us or will not in the future adopt regulations that restrict our business operations or access to capital.

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

Cash Flows through Our Organization

The cash transfers within our organization are generally made in the following manners: (i) the Company transfers cash to its subsidiaries by way of providing loans, making capital contributions and providing operating cash, and (ii) the Company’s subsidiaries transfer cash to the Company by way of repayment of loans, repayment of operating cash due to the Company and payment of dividends. Other than cash transfers, no transfer of other assets has occurred between the Company and its subsidiaries. The following table presents cash transfers between the Company and its subsidiaries for 2023, 2024 and 2025:

	2023	2024	2025

	(RMB in thousands)
Cash transfers from the Company to its subsidiaries
- loans to subsidiaries	—	—	7,087
- providing operating cash to subsidiaries	180,583	—	—

Cash transfers from subsidiaries to the Company
- repayment of operating cash due to Company	—	—	—
- loans to Company/repayment of loans due to Company	553,984	633,977	370,108
- dividend payments to Company	—	550,880	277,000

In 2023, the Company’s subsidiaries did not make any dividend or distribution to the Company. In June 2024, JinkoSolar Investment Limited, a Hong Kong subsidiary, made dividend payments in an aggregate amount of RMB550.9 million to the Company. In 2025, JinkoSolar Investment Limited made dividend payments in an aggregate amount of RMB277.0 million to the Company. Pursuant to the PRC Enterprise Income Tax Law and Implementation Regulations for the Corporate Income Tax Law (the “CIT Law”), a withholding tax rate of 10% would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends. The Cayman Islands, where the Company is incorporated, does not have such a tax treaty with China. The CIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC enterprise income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the CIT Law.

We paid a cash dividend of US$78.7 million, US$76.8 million and US$68.1 million to the holders of our ordinary shares or ADSs in December 2023, August 2024 and July 2025, respectively. As an offshore holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our Chinese subsidiaries are required to set aside a portion of their net profits each year to fund a statutory surplus reserve which are no less than 10% of their net profits each year until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 4. Information on the Company—B. Business Overview—Regulation—Taxation” for more details.

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

Summary of Risk Factors

●	Our future growth and profitability depend on the demand for and the prices of solar power products and the development of photovoltaic technologies.
●	The reduction, modification, delay or elimination of government subsidies and other economic incentives in solar energy industry may reduce the profitability of our business and materially adversely affect our business.
●	We require a significant amount of cash to fund our operations and future business developments. If we cannot obtain additional funding on terms satisfactory to us when we need it, our growth prospects and future profitability may be materially and adversely affected.
●	The oversupply of solar cells and modules in the solar industry may cause substantial downward pressure on the prices of our products and reduce our revenue and earnings.
●	We face risks associated with the manufacturing, marketing, distribution and sale of our products internationally and the construction and operation of our overseas manufacturing facilities, and if we are unable to effectively manage these risks, our business and operations abroad may be adversely affected and our ability to maintain, develop and expand our business abroad may be restricted.
●	We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.
●	Changes in U.S.-China relations and related regulations and policies (including tariffs), as well as rising global geopolitical tensions, may adversely impact our business, our operating results, the continued listing of our ADSs on the NYSE, our ability to raise capital, as well as the market price and liquidity of our ADSs more generally.
●	Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.
●	We may not be able to obtain sufficient raw materials in a timely manner or on commercially reasonable terms, which could have a material adverse effect on our results of operations and financial condition.
●	The loss of, or a significant reduction in orders from, any of our customers could significantly reduce our revenue and harm our results of operations.
●	We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

●	Prepayment arrangements to our suppliers for the procurement of silicon raw materials expose us to the credit risks of such suppliers and may also significantly increase our costs and expenses, which could in turn have a material adverse effect on our financial condition, results of operations and liquidity.
●	Decreases in the price of solar power products, including solar modules, may result in additional provisions for inventory losses.
●	Shortage or disruption of electricity supply may adversely affect our business.
●	We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.
●	Our long-term investment, which is accounted for using fair value option, is subject to uncertainties in accounting estimates. Fluctuations in the changes in fair value of these assets would affect our financial results.
●	Our substantial indebtedness could adversely affect our business, financial condition and results of operations.
●	The ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
●	Changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially adversely affect our competitive position.
●	Recent regulatory developments in China may subject us to additional regulatory review and disclosure requirements, expose us to government interference, or otherwise impact or restrict our ability to offer securities and raise capital outside China, which could adversely affect our business operations and cause the value of our securities to significantly decline or become worthless.
●	The approval, filing or other requirements of the CSRC or other PRC regulatory authorities is required under PRC law in connection with our future issuance of securities overseas, which could impose uncertainty on our capital raising activities.

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

Demand for solar power products is also affected by macroeconomic factors, such as energy supply, demand and prices, as well as regulations and policies governing renewable energies and related industries. For example, in 2022, the energy intensity exacerbated the supply shortage and rising prices of silicon materials in the industry, which affected the demand and prices of solar modules. In 2023, the increase in Federal Reserve interest rates caused volatility in financing cost and investment return rate for PV projects, which in turn affected the global PV market conditions. The current international political climate, including existing and potential changes to U.S.-China trade and tariffs policies, has resulted in uncertainty surrounding the future of the global economy. Moreover, several countries and regions, such as the United States, the European Union and India, are actively developing domestic solar supply chains, which may lead to reduced demand for solar products imported from China and negatively affect our business. In 2024, the ongoing imbalance between supply and demand led to a decline in supply chain prices during the year. In 2025, the global photovoltaic industry faced several challenges, including persistent excess capacity, intensified price competition, supply chain price volatility, trade protection measures, geopolitical uncertainties and grid connection bottlenecks. As a result, prices of solar modules experienced fluctuations and declined compared to 2024, placing pressure on the profitability of integrated solar module manufacturers.

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

We received government grants totaling RMB4.22 billion, RMB3.92 billion and RMB2.35 billion (US$336.2 million) for 2023, 2024 and 2025, respectively, which included government grants for our production scale expansion, technology upgrades and export market development. However, we cannot assure you that we will continue to receive government grants and subsidies in future periods at a similar level or at all.

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

Governments in these countries may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs, for instance, may result in a significant decline in the price of and demand for solar power and solar power products. Some countries, such as China, Germany, Italy, Spain and Canada, have already reduced or eliminated subsidies in recent years. In May 2018, the National Development and Reform Commission of China (the “NDRC”), the Ministry of Finance and the National Energy Administration in China (the “NEA”) issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and significantly reducing FIT. In addition, the German market, which represents a major part of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market, achieved its first grid parity projects in 2020, marking a significant shift towards a subsidy-free market. Furthermore, starting from 2011, major export markets for solar power and solar power products, such as Japan, Germany, Italy, Spain and the United Kingdom, continued to reduce their FIT as well as other incentive measures. For example, according to the Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry of Japan, between 2012 and September 2025, the Japanese government reduced its FIT (per kWh) from JPY40 to JPY15 for projects below 10 kW, from JPY42 to JPY10 for certain projects between 10 kW to 50 kW, and to JPY8.9 for ground-mounted projects above 50 kW. From October 2025, the Japanese government revised the FIT (per kWh) for new projects below 10kW to JPY24 during the first four years of operation and to JPY8.3 from the fifth to the tenth year, and will further reduce its FIT for projects between 10 kW to 50 kW and ground-mounted projects above 50 kW in 2026.

In addition, our U.S. subsidiary, JinkoSolar (U.S.) Industries Inc., has been eligible for advanced manufacturing production tax credits under Section 45X of the Internal Revenue Code since January 1, 2023. Under Section 45X, our U.S. subsidiary receives a tax credit of 7 cents per watt for eligible solar modules produced at qualified facilities and sold to non-related parties, and a tax credit of $12 per square meter for photovoltaic wafers. These tax incentives remain applicable to our U.S. subsidiary for 2025. However, due to limitations provided for in legislation commonly referred to as the “One Big Beautiful Bill Act” enacted on July 4, 2025 and potential adjustments in policy implementation, the applicability of advanced manufacturing tax credits to our U.S. subsidiary in 2026 and future years is uncertain, which could have a material adverse impact on our business, prospects and results of operations.

In 2025, we generated 65.5% of our total revenue from overseas markets outside China, with the Americas, Asia Pacific and Europe contributing 18.8%, 20.5% and 13.1% of our total revenue, respectively. As a result, any significant reduction in the scope of or discontinuation of government incentive programs in overseas markets, especially where our major customers are located, could result in a decline in demand for our products and, therefore, have a material adverse effect on our results of operations, financial position and business prospects. In addition, the announcement of a significant reduction in incentives in any major market may have an adverse effect on the trading price of the ADSs.

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

Our working capital (total current assets in excess of total current liabilities) was RMB13.77 billion (US$1.97 billion) as of December 31, 2025. Our management believes that our cash position as of December 31, 2025, the cash expected to be generated from our operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of this annual report.

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

In 2023, 2024 and 2025, we generated 61.7%, 66.2% and 65.5%, respectively, of our total revenue from sales outside China. We also operate manufacturing facilities in the United States and Vietnam. In January 2018, we entered into a master solar module supply agreement (the “Master Agreement”) with NextEra Energy, Inc., or NextEra. Under the Master Agreement, as amended in March 2018, we agreed to supply NextEra up to 2,750 MW of high-efficiency solar modules over four years. In conjunction with the Master Agreement, we established our first U.S. factory in Jacksonville, Florida, which commenced production in the third quarter of 2018 and reached full production capacity of 400 MW in the first half of 2019. Our 7 GW monocrystalline silicon wafer plant in Vietnam commenced production in the first quarter of 2022 and reached full production capacity in the third quarter of 2022. We continued to invest in increasing N-type production capacity overseas in 2023. In addition, to further enhance our global manufacturing capabilities, in July 2024 we entered into a shareholder agreement to form a joint venture with Renewable Energy Localization Company and Vision Industries Company in Saudi Arabia to build and operate a local manufacturing facility for high-efficiency solar cells and solar modules. As of the date of this annual report, the project remained at a preliminary stage, and its timeline and implementation remained subject to various factors, including market conditions and regulatory developments.

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

The U.S. government has issued a series of legislations and/or orders that may restrict the import of our products into the United States. These legislations and/or orders include (a) the Withhold Release Order against Hoshine Silicon Industry Co. Ltd. (“Hoshine WRO”), issued by CBP on 24 June 2021, which instructed personnel at all U.S. ports of entry to immediately begin detaining relevant products; and (b) the Uyghur Forced Labor Prevention Act (the “UFLPA”), introduced in December 2021, which further strengthened U.S. laws on forced labor by prohibiting the import and entry of relevant goods made in China. Due to impact of Hoshine WRO and UFLPA, some of our products imported into the United States may be detained by CBP from time to time. We have submitted documents requested by CBP for the admissibility of the detained shipments. After reviewing our submissions, CBP progressively released the detained shipments and has consistently admitted a large volume of our shipments to the United States. However, there is no assurance our products will not be detained by CBP under Hoshine WRO or UFLPA, or due to similar or other regulatory developments, which could restrict our ability to sell into the U.S. market.

We do not tolerate any use of forced labor, whether in our own manufacturing facilities or, to the best of our knowledge, throughout our supply chain. We monitor our manufacturing facilities to ensure no forced labor is used. Our direct sales to the U.S. market accounted for 8.5%, 18.1% and 14.4% of our total revenues in 2023, 2024 and 2025, respectively. Given the fact that we had a manufacturing facility in Xinjiang in the past, we cannot assure you that the relevant U.S. authorities will not decide that forced labor exists in the manufacturing of our products or in our supply chain and, put our facilities or their affiliate companies on the list of entities to be issued pursuant to UFLPA. In February 2024, we completed the disposal of 100% equity interest in Xinjiang Shibang Solar Energy Technology Co., Ltd. (formerly known as Xinjiang Jinko Solar Co., Ltd.), and no longer have any business operations in Xinjiang. Furthermore, under the impact of Hoshine WRO and UFLPA, importation of our products to the United States may be partially or entirely suspended or blocked. Either of these types of regulatory or legislative action would adversely affect our business, financial condition and results of operations.

In addition to the actions taken or being considered by the U.S. government as discussed above, there is a growing concern regarding the alleged used of forced labor issue in the XUAR in the European Union, Canada, Australia, Japan and certain other countries, and some of them have introduced or adopted legislative or regulatory actions in this regard. These new legislations or regulatory actions impose additional restrictions or requirements on importation of goods that are produced or manufactured, wholly or in part, in the XUAR, which may adversely affect our business and operation in these regions.

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

We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government. Separately, we are subject to and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.

Our direct sales to the U.S. market accounted for 8.5%, 18.1% and 14.4% of our total revenues in 2023, 2024 and 2025, respectively. Since 2011, the U.S. Department of Commerce (the “DOC”) has initiated anti-dumping (“AD”) and countervailing duty (“CVD”) investigations on crystalline silicon photovoltaic (“PV”) cells and modules imported from Mainland China, imposing cash deposits on relevant solar products. The Company cannot rule out the risk of future cash deposit adjustments, such as additional payments or reduced refunds, under the AD/CVD orders.

In May 2024, the DOC initiated AD and CVD investigations on solar cells (whether or not assembled into modules) imported from Cambodia, Malaysia, Thailand, and Vietnam. In June 2025, the DOC issued the final AD/CVD duty orders. In June 2024, the U.S. government announced the termination of Section 201 tariff exemptions for bifacial solar modules. However, bifacial module sales contracts that were signed and became effective before May 17, 2024, and could complete importation or delivery within 90 days while meeting other specified conditions, would still qualify for the tariff exemption policy. In August 2024, the U.S. government further announced an increase in the Section 201 tariff-free quota for solar cells from 5 GW to 12.5 GW. The Section 201 tariffs on solar cells expired in February 2026, after which these tariffs were no longer in place. On September 30, 2024, the Indian government initiated a new AD investigation on solar cells made in China, and concluded with no subsequent duty imposition. On April 15, 2025, Jordan’s National Production Protection Directorate (under the Ministry of Industry, Trade, and Supply) initiated an AD investigation into PV cells originating from or imported from China. The Company has participated in the investigation and is actively responding. As of the date of this annual report, the investigation remains ongoing.

Imposition of AD and CVD orders in one or more markets may result in additional costs to us, our customers or both, which could materially adversely affect our business, financial condition, results of operations and future prospects.

Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.

The prices of polysilicon, an essential raw material for solar cell and module products and silicon wafers, have been subject to significant volatility. Historically, increases in the price of polysilicon have raised our production costs. The price of polysilicon increased significantly in 2020 due to a supply shortage. In the first half of 2020, supply of polysilicon was negatively affected by decreased downstream demand due to the COVID-19 pandemic. In the second half of 2020, the production capacity of polysilicon at some key manufacturing facilities was reduced due to explosion accidents and maintenance activities, which further intensified the supply shortage. In 2021 and 2022, the price of polysilicon continued to increase due to power rationing and lockdowns in certain regions of China as a result of the COVID-19 pandemic. The price of the polysilicon began to decline in the first quarter of 2023, which stimulated demand for solar modules globally. Due to a substantial increase in polysilicon production volumes and excess inventory, polysilicon prices declined sharply in the second quarter of 2023, and continued to decline in the second half of 2023. Module prices also decreased significantly in 2023, partly reflecting the decline in polysilicon prices. In 2024, intensified supply and demand imbalances extended across the entire supply chain, particularly in the polysilicon sector, where high inventory levels and weak demand drove prices low, even below cash cost for some manufacturers. In November and December 2024, some polysilicon manufacturers started to reduce production utilization to reduce inventory levels and, as a result, polysilicon prices started to rebound slightly in January 2025 and remained relatively stable in February 2025. In 2025, polysilicon prices experienced heightened volatility influenced by supply-demand dynamics, government and industry policy developments and evolving supply discipline measures, and were further amplified by financial trading activities in related markets. Such volatility increases uncertainties in procurement planning and cost forecasting. In addition, prices of certain key commodities, particularly silver used in solar cell manufacturing, increased significantly in late 2025 and remained elevated into early 2026, driven in part by broader macroeconomic factors and demand from both industrial and investment markets, which may further increase production costs and reduce margins.

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

In 2023, 2024 and 2025, our five largest group suppliers accounted for 83.1%, 81.8% and 85.2%, respectively, of our total silicon purchases by value. In 2023, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 30.6%, of our total silicon purchases by value. In 2024, four of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 25.4%, of our total silicon purchases by value. In 2025, three of our group suppliers individually accounted for more than 10%, and our largest group supplier accounted for 28.8% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

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

In 2023, 2024 and 2025, sales to our top five group customers represented 16.8% and 18.6% and 12.5% of our total revenue, respectively, with the largest group customer accounting for 5.1%, 7.7% and 3.0% of our total revenue in the same periods. A “group customer” refers to an aggregation of our customers that are within the same corporate group. Our key module customers include renewable energy and photovoltaic companies in China and globally. We cannot assure you that we will be able to continue to generate significant revenue from these customers or that we will be able to maintain these customer relationships. In addition, we purchase solar wafers and cells and silicon raw materials through toll manufacturing arrangements that require us to make significant capital commitments to support our estimated production output. In the event our customers cancel their orders, we may not be able to recoup prepayments made to suppliers, which could adversely influence our financial condition and results of operations. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

We manufacture a majority of our products in several provinces in China, which exposes us to various risks relating to long-distance transportation of our silicon wafers and solar cells in the manufacturing process.

The geographical separation of our manufacturing facilities in China necessitates constant long-distance transportation of substantial volumes of our silicon wafers and solar cells. We produce silicon wafers in Jiangxi, Qinghai, Sichuan and Shanxi Provinces, solar cells in Zhejiang, Jiangxi, Anhui, Yunnan and Shanxi Provinces, and solar modules in Jiangxi, Zhejiang, Anhui and Shanxi Provinces. As a result, we transport a substantial volume of our silicon wafers and solar cells within China.

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

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2025, we had RMB1.93 billion (US$276.2 million) of advances to our suppliers. We generally do not receive collateral to secure such payments for these contracts, and even if we do, the collateral we received is deeply subordinated and shared with all other customers and other senior lenders of the suppliers.

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

We typically plan our production and inventory levels based on our forecasts of customer demand, which may be unpredictable and can fluctuate materially. Recent market volatility has made it increasingly difficult for us to accurately forecast future product demand trends and the prices of solar power products. We recorded inventory provisions of RMB682.0 million, RMB1.12 billion and RMB794.0 million (US$113.5 million) in 2023, 2024 and 2025, respectively. If the prices of solar power products continue to decrease, the carrying value of our existing inventory may exceed its market price in future periods, thus requiring us to make additional provisions for inventory valuation, which may have a material adverse effect on our financial position and results of operations.

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

The markets for solar power products are intensely competitive. We compete with manufacturers of solar power products such as Longi Green Energy Technology Co., Ltd., Trina Solar Ltd., Canadian Solar Inc. and JA Solar Holdings Co., Ltd., in a continuously evolving market. Certain downstream manufacturers, some of which are also our customers and suppliers, have also established or expanded their silicon wafer, solar cell, or solar module production operations.

Some of our current and potential competitors have a longer operating history, stronger brand recognition, more established relationships with customers, greater financial and other resources, a larger customer base, better access to raw materials and/or greater economies of scale than we do. Furthermore, some of our competitors are integrated players in the solar industry that engage in the production of virgin polysilicon. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers, downstream customers or both.

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

We may face termination, late charges and other risks relating to the termination or amendment of certain equipment purchase contracts.

We transact with a limited number of equipment suppliers for all our principal manufacturing equipment and spare parts, including our silicon ingot furnaces, squaring machines, wire saws, diffusion furnaces, firing furnaces and screen printing machines. We may rely on certain major suppliers to provide a substantial portion of our principal manufacturing equipment and spare parts to support our expansion plans. If we fail to develop or maintain our relationships with these and other equipment suppliers, or if any of our major equipment suppliers encounter difficulties in manufacturing or shipping equipment or spare parts to us, including due to natural disasters, export control restrictions, and supply chain disruptions, or otherwise fail to supply equipment or spare parts according to our requirements, we may be unable to find alternative providers for such equipment on a timely basis and on commercially reasonable terms. As a result, our production capacity, expansion schedule and results of operations could be materially and adversely affected.

Selling our products on credit terms may increase our working capital requirements and expose us to the credit risk of our customers.

To accommodate and retain customers in the negative market environment, many solar module manufacturers, including us, make credit sales and extend credit terms to customers, and this trend is expected to continue in the industry. Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Our accounts receivable turnover days were 79 days, 90 days and 100 days in 2023, 2024 and 2025, respectively. We recorded provisions for accounts receivable from third parties of RMB685.2 million, RMB829.4 million and RMB1.11 billion (US$158.1 million) as of December 31, 2023, 2024 and 2025, respectively. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, and considering the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, we may need to continue to provide for credit losses and write off overdue accounts receivable we determine as not collectible.

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

We are exposed to various risks related to legal or administrative proceedings or disputes that could adversely affect our financial condition, results of operations and reputation, and may cause loss of business.

We, our directors and officers may from time to time be subject to litigation or other legal or administrative proceedings or disputes. Such litigation and other proceedings or disputes may include actions relating to intellectual property, supply or sales agreements or other commercial arrangements, leased properties, share transfers, non-competition, labor law, fiduciary duties, or other harm resulting from acts or omissions by us or individuals or entities outside of our control. We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of litigation and other proceedings filed by or against us, our directors, management or employees, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business or reputation. Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time-consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business, financial condition and results of operations.

We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.

We may continue to grow our operations through acquisitions, investments, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the solar power industry value chain in the future. Such acquisitions, participation in joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements and diversion of management resources. Our acquisitions, investments, participation in joint ventures or other strategic alliances may expose us to the following risks, among others:

●	There may be unforeseen risks relating to the target’s or strategic partner’s industry, business, operations, geographical and regulatory environment, or liabilities of the target that were not discovered by us through our legal and business due diligence prior to such transaction. Such undetected risks and liabilities could have a material adverse effect on our business and results of operations.
●	There is no assurance that we will be able to maintain relationships with previous customers of the target, or develop new customer relationships in the future. Loss of our existing customers or failure to establish relationships with new customers could have a material adverse effect on our business and results of operations.
●	Acquisitions will generally divert a significant portion of our management and financial resources from our existing business and the integration of the target’s operations with our existing operations has required, and will continue to require, significant management and financial resources, potentially straining our ability to finance and manage our existing operations.
●	There is no assurance that the expected synergies or other benefits from any acquisition or joint venture investment will actually materialize. If we are not successful in the integration of a target’s operations, or are otherwise not successful in the operation of a target’s business, we may not be able to generate sufficient revenue from its operations to recover costs and expenses of the acquisition.
●	Acquisition, investments, or participation in new joint venture or strategic alliance may involve us in the management of operation in which we do not possess extensive expertise.

The materialization of any of these risks could have a material adverse effect on our business, financial condition and results of operations.

Our long-term investment, which is accounted for using fair value option, is subject to uncertainties in accounting estimates. Fluctuations in the changes in fair value of these assets would affect our financial results.

We have invested in, and intend to continue to selectively invest in, businesses that complement our existing business and may make other financial investments. We recognized a gain from change in fair value of long-term investment of RMB221.5 million, RMB163.5 million and RMB33.2 million (US$4.7 million) for 2023, 2024 and 2025, respectively. Our long-term investment, which is accounted for using fair value option, represents our equity investment in a private company and two Chinese public companies. The fair value changes in our long-term investment may negatively affect our financial performance. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. Factors beyond our control can cause adverse changes to the estimates we use and thus adversely affect the fair value of our unlisted investments. These factors include changes in general economic conditions, market liquidity, asset values, and performance of the companies we invested in. As a result, asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our unlisted investments. Moreover, the value ultimately realized by us on disposal of these investments may be lower than their current fair value. Any of the foregoing factors could have an adverse impact on our results of operations and financial condition.

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

In September 2017, we provided a non-compete commitment to JinkoPower under which we undertook to cease developing new downstream solar projects. In addition, for our existing offshore downstream solar power projects that we are constructing and will connect to the grid, we undertake to endeavor to cause those projects to be transferred to JinkoPower, its subsidiaries or other qualified third parties, to the extent that such transfers will not contravene with applicable laws and regulations and that we are able to obtain written consent of the relevant contracting parties for those projects. In 2025, we transferred 50% equity interest in Sweihan Solar Holding Company Limited to Photon Energy Holding Limited, a subsidiary of JinkoPower (“Photon Energy”). The target company, Sweihan Solar Holding Company Limited, holds a 40% equity interest in the entity that owns the 1,209 MW photovoltaic power plant project in Abu Dhabi. This non-competition undertaking may adversely affect our operating results.

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

We typically require a significant amount of cash to meet our capital requirements, including the expansion of our production capacity, as well as to fund our operations. As of December 31, 2025, we had outstanding short-term borrowings (including the current portion of long-term borrowings and failed sale-leaseback financing) of RMB10.66 billion (US$1.52 billion) and outstanding long-term borrowings (excluding the current portion of long-term borrowings and failed sale-leaseback financing) of RMB18.21 billion (US$2.60 billion). For details regarding our borrowings, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in this annual report.

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

In addition, we are exposed to various types of market risks in the normal course of business, including the impact of interest rate changes. As of December 31, 2025, RMB10.59 billion (US$1.51 billion) of our long-term borrowings bears interest at variable rates, generally linked to market benchmarks such as the benchmark interest rate issued by local banks. Any increase in interest rates would increase our finance expenses relating to our variable rate indebtedness and increase the costs of refinancing our existing indebtedness and issuing new debt. Furthermore, since the majority of our short-term borrowings came from Chinese banks, we are exposed to lending policy changes by the Chinese banks. If the Chinese government changes its macroeconomic policies and forces Chinese banks to tighten their lending practices, or if Chinese banks are no longer willing to provide financing to solar power companies, including us, we may not be able to extend our short-term borrowings or make additional borrowings in the future.

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

As of December 31, 2025, we had short-term borrowings (including the current portion of long-term borrowings and failed sale-leaseback financing) of RMB3.98 billion (US$569.8 million), secured by certain of our inventory, land use rights, property, plant and equipment, bank deposit and accounts receivable. We cannot assure you that we will not be requested by the pledgees to provide additional collateral to bring the value of the collateral to the level required by the pledgees if our inventory depreciates in the future. If we fail to provide additional collateral upon request, the pledgees will be entitled to require the immediate repayment of the outstanding bank loans. In addition, the pledgees may auction or sell the inventory. Furthermore, we may be subject to liquidated damages pursuant to relevant pledge contracts. Although the pledgees have conducted regular site inspections on our inventory since the pledge contracts were executed, they have not requested us to provide additional collateral or take other remedial actions. However, we cannot assure you the pledgees will not require us to provide additional collateral in the future or take other remedial actions or otherwise enforce their rights under the pledge contracts and loan agreements. If any of the foregoing occurs, our financial condition, liquidity and results of operations may be materially adversely affected.

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

In January 2022, we completed the initial public offering of Jiangxi Jinko on the Shanghai Stock Exchange’s Sci-Tech Innovation Board (the “STAR Listing”). Jiangxi Jinko is our majority-owned principal operating subsidiary. We conduct substantially all of our business through Jiangxi Jinko and its subsidiaries. Although the STAR Listing has been completed, we cannot assure you that we will realize any or all of our anticipated benefits of the STAR Listing. Our completion of the STAR Listing may not have the anticipated effects of strengthening our market position and operations in the PRC. Jiangxi Jinko has broad discretion in the use of the proceeds from the STAR Listing, and it may not spend or invest those proceeds in a manner that results in our operating success or with which holders of our shares and ADSs agree. Our failure to successfully leverage the completion of the STAR Listing to expand our production capacity in the PRC could result in a decrease in the price of the ADSs. In addition, we cannot assure you that the success of Jiangxi Jinko will have an attendant positive effect on the price of the ADSs.

Jiangxi Jinko’s status as a publicly traded company that is controlled, but less than wholly owned, by our company could have an adverse effect on us.

As the result of actions that were taken in connection with the STAR Listing, including placement of shares by Jiangxi Jinko, our principal operating subsidiary, to certain investors (including our controlling shareholders), Jiangxi Jinko is no longer a wholly-owned subsidiary of our company. We currently own approximately 54.16% equity interest of Jiangxi Jinko and retain majority ownership of Jiangxi Jinko. The non-controlling interest in Jiangxi Jinko may further increase following the STAR Listing as Jiangxi Jinko may issue or place additional shares to investors from time to time. The interests Jiangxi Jinko’s minority shareholders may diverge from the interests of our company and our other subsidiaries in the future. As a result, we may face conflicts of interest in managing, financing or engaging in transactions with Jiangxi Jinko, or allocating business opportunities among our subsidiaries. In addition, Jiangxi Jinko is managed by its own board of directors and officers and those directors and officers, in the exercise of their fiduciary duties, take actions that may be contrary to the best interests of our company.

After the completion of the STAR Listing, given Jiangxi Jinko and our Company are public reporting companies listed on the Shanghai Stock Exchange and the NYSE, respectively, each of them is subject to separate and potentially inconsistent accounting standards (PRC GAAP for Jiangxi Jinko and U.S. GAAP for our Company) as well as disclosure and other regulatory requirements. As a result, Jiangxi Jinko and our Company will periodically disclose information simultaneously pursuant to different laws and regulations, and the information disclosed by these two listed companies may differ due to distinct and potentially inconsistent accounting standards applicable to these two companies and disclosure requirements by different securities regulatory authorities in the composition of investors in the United States and PRC, and in the capital markets of the United States and the PRC. Different disclosures may lead to confusion or uncertainty among investors in the publicly traded shares of one or both of these companies. In addition, there might be future requirements of the PRC law, including demands from the CSRC, the Shanghai Stock Exchange or other relevant authorities, that might have a bearing on holders of our ordinary shares and ADSs. For example, during the STAR Listing process, in order to comply with the PRC law, some of our senior management resigned from our company, while retaining the same roles at Jiangxi Jinko. In the future, Jiangxi Jinko may issue options, restricted shares and other forms of share-based compensation to its directors, officers and employees, which could dilute our company’s ownership in Jiangxi Jinko. In addition, Jiangxi Jinko may engage in capital-raising activities in the future that could further dilute our company’s ownership interest.

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

It is difficult to predict the effect of the STAR Listing by Jiangxi Jinko on the market price of the ADSs.

The China Securities Regulatory Commission, or the CSRC, initially launched the STAR Market in June 2019 and trading on the STAR Market began in July 2019. No assurance can be given regarding the effect of the STAR Listing on the market price of the ADSs. The market price of the ADSs may be volatile or may decline, for reasons other than the risk and uncertainties described above, as the result of investor negativity or uncertainty with respect to the impact of the STAR Listing.

Investors may elect to invest in our business and operations by purchasing Jiangxi Jinko’s shares on the STAR Market, rather than purchasing the ADSs, and that reduction in demand could lead to a decrease in the market price for the ADSs.

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

Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2025 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We derive a substantial portion of our sales from international customers and a significant portion of our total revenue have been denominated in foreign currencies, particularly, Euros and U.S. dollars. Our sales outside China represented 61.7%, 66.2% and 65.5% of our total revenue in 2023, 2024 and 2025, respectively. As a result, we may face significant risks resulting from currency exchange rate fluctuations, particularly among Renminbi, Euros and U.S. dollars. For example, we expect our revenue and gross margin to be adversely affected by the appreciation of Renminbi against U.S. dollars, as a substantial portion of our sales are denominated in U.S. dollar. Furthermore, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. We recorded foreign exchange gains of RMB938.1 million, RMB484.4 million and RMB7.0 million (US$1.0 million) in 2023, 2024 and 2025, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

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

The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the “SDR”), and decided that with effect from October 1, 2016, Renminbi will be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. More recently, changes in U.S. monetary policy, including the Federal Reserve’s series of interest rate increases beginning in March 2022 (followed by subsequent adjustments), have contributed to U.S. dollar strength and heightened volatility in global foreign exchange markets. During this period, the RMB experienced notable fluctuations against the U.S. dollar, with periods of depreciation and appreciation driven by shifting interest rate differentials, market expectations regarding future U.S. and PRC monetary policy, and PRC authorities’ actions to manage the pace of exchange rate movements. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. Any currency exchange losses we recognize may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

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

Although our revenue experienced significant growth in the past, we cannot assure you that our revenue will increase at previous rates or at all, or that we will be able to continue to operate profitably in future periods. For example, we experienced net losses in each quarter from the fourth quarter of 2011 to the first quarter of 2013. As a result, our operating history may not be a reliable predictor of our future results of operations. Past revenue growth experienced by us should not be taken as indicative of future revenue growth, if any. Period-to-period comparisons of our operating results and our results for any period should not be relied upon as an indication of future performance.

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

As of the date of this annual report, our founders, Xiande Li, who is our chairman and chief executive officer, Kangping Chen, and Xianhua Li, who is our director, beneficially owned 21.0%, 14.2% and 5.2%, respectively, or 40.4% in the aggregate, of our outstanding ordinary shares. If the founders act collectively, they will have a substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs. On the other hand, if the founders are in favor of any of these actions, these actions may be taken even if they are opposed by a majority of our other shareholders, including you and those who invest in ADSs. In addition, under our current articles of association, the quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. As such, a shareholders resolution may be passed at our shareholders meetings with the presence of our founders only and without the presence of any of our other shareholders, which may not represent the interests of our other shareholders, including holders of ADSs.

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

As of the date of this annual report, 2,600,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2021 Equity Incentive Plan; 12,000,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2022 Equity Incentive Plan; and 20,800,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2023 Equity Incentive Plan. As of the date of this annual report, there were an aggregate of 11,805,704 outstanding restricted shares granted under our 2021 Equity Incentive Plan, 2022 Equity Incentive Plan and 2023 Equity Incentive Plan.

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

We have developed various production process related know-how and technologies in the production of our products. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights from our research and development programs will be crucial in maintaining our competitive edge in the solar power industry. As of December 31, 2025, we held 3,559 patents and had 2,033 pending patent applications. We plan to continue to seek to protect our intellectual property and proprietary knowledge by applying for patents for them. However, we cannot assure you that we will be successful in obtaining patents in China in a timely manner or at all. Moreover, even if we are successful, China currently affords less protection to a company’s intellectual property than some other countries, including the United States. We also use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate.

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

We are required to comply with all national and local environmental protection regulations for our operations, including in China, the United States and Vietnam. For example, some of our subsidiaries need to obtain and maintain pollution discharge permits or registrations, and some of our subsidiaries are in the process of application for such permits and registrations, which are subject to application, renewal or extension on an annual basis or within a longer period. We cannot assure you that we are or will be able to successfully obtain, renew or extend these permits in a timely manner or at all.

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

Risks Related to Doing Business in China

Changes in U.S.-China relations and related regulations and policies (including tariffs), as well as rising global geopolitical tensions, may adversely impact our business, our operating results, the continued listing of our ADSs on the NYSE, our ability to raise capital, as well as the market price and liquidity of our ADSs more generally.

Our operations may be negatively affected by international political and economic relations, as countries could enact sanctions, export controls, tariffs, investment controls or other measures. Margins on sales of our products in certain countries and on sales of products that include components obtained from foreign suppliers could be materially and adversely affected by international trade regulations, including duties, tariffs, and anti-dumping penalties. These types of regulations could also limit our access to markets and suppliers. For example, political tensions between the United States and China have escalated in recent years. The U.S. government has taken a range of action relating to U.S.-China relations, including imposing several rounds of tariffs affecting certain products manufactured in China, imposing sanctions, export controls and investment restrictions against Chinese companies, such as prohibitions on certain investments in China related to semiconductors and microelectronics, quantum information technologies, and artificial intelligence, imposing sanctions on certain officials of the PRC and Hong Kong governments, enacting legislations such as the UFLP Act, the HFCAA and the CHIPS and Science Act, and implementing enhanced reviews of companies with significant China-based operations. Partially in response to these actions, the PRC government has also taken steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 (as amended from time to time) and the enactment of the Anti-Foreign Sanctions Law in 2021. Rising political tensions between China and the United States could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may also restrict our ability to conduct business with entities both within and outside of China and may cause investors to lose confidence in Chinese companies and counterparties, including us. For example, on May 8, 2023, U.S. government agents conducted searches pursuant to the search warrants at our production plant in Jacksonville, Florida and our office in San Francisco, California. Pursuant to these search warrants, the scope of these searches was relatively broad, mainly covering the request for the information pertinent to our import and manufacturing operations in the United States, global supply chain operations, U.S. sales operations, personnel files, immigration-related records, and corporate structure. However, the search warrants did not specify any allegations related to any substantiated conducts that formed the basis of the searches. Our production plant promptly resumed production following the searches and its normal operations and production were not negatively affected. As of the date of this annual report, we have not received any indictments or other documents presenting criminal charges against us. In addition, new legislations, executive orders, tariffs, laws or regulations may be adopted that could negatively affect companies with significant connections to the United States or to China, our industry or on us. Any unfavorable government policies on cross-border relations or international trade, including increased scrutiny on companies with significant China-based operations, may affect the competitive position of our products, the hiring of research and development personnel by us, our ability to sell our polysilicon products in the U.S. and certain other markets, the demand for our products or the products of companies that use our products as raw materials, our ability to raise capital, and the market price of our ADSs.

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

Furthermore, the current tensions in international trade and investment, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations. Although we are a China-based company, many of our major customers and suppliers are located in the United States and other countries outside of China. As a result, government policies that restrict international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services, impact the competitive position of our products, prevent us from being able to sell products in certain countries, or limit our ability to operate internationally. If any new tariffs, legislation, or regulations are implemented (including those imposing economic or trade sanctions, export control restrictions, or cross-border investment restrictions), or if existing trade agreements are renegotiated, these types of changes could adversely affect our business, financial condition, and results of operations. There have been heightened tensions in international economic relations, particularly between the United States and China. For example, the United States has tightened controls on the export to China of certain advanced items such as semiconductors and equipment to manufacture semiconductors. In addition, the ongoing conflict in Ukraine and the related sanctions on Russia as well as the U.S.-Israeli war with Iran have further escalated international tensions and resulted in the expanded use of economic sanctions and export controls. These types of regulatory developments could adversely affect us and our supply chain, business partners, or customers.

Since early 2025, the United States has implemented and adjusted a number of tariff measures affecting imports from China and other trading partners. In particular, the United States imposed a so-called “fentanyl-related” tariff of 20% on goods from China and, on April 2, 2025, announced additional tariffs on imports from trade partners, including a 10% baseline tariff applicable to all countries and additional country-specific “reciprocal” tariffs on certain trading partners. As of April 2025, tariffs imposed by the United States on most imports from China had increased to up to 145%, and China responded by imposing tariffs of up to 125% on most goods imported from the United States. Following bilateral negotiations in May 2025, the United States suspended, until November 10, 2025, a significant portion of the heightened reciprocal tariffs on Chinese imports and retained a 10% reciprocal tariff, while China reduced tariffs on most U.S. goods to 10% during that period. After further negotiations in October 2025, the United States agreed to maintain the suspension of the heightened reciprocal tariffs for one year and to reduce the fentanyl-related tariff on Chinese imports by 10% effective November 10, 2025. In addition, we operate manufacturing facilities in Vietnam. In April 2025, the United States announced a reciprocal tariff rate of 46% on imports from Vietnam. On October 26, 2025, the United States and Vietnam announced a framework arrangement under which the United States would maintain a 20% reciprocal tariff rate on Vietnamese goods and identify certain products eligible for a 0% reciprocal tariff rate. More recently, on February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act (IEEPA) does not authorize the President to impose tariffs, and, as a result, the reciprocal tariffs and fentanyl-related tariffs imposed under IEEPA were invalidated. Following the decision, the administration terminated the IEEPA-based tariff effective February 24, 2026 and concurrently imposed an additional 10% temporary import surcharge on products imported into the United States from all countries pursuant to Section 122 of the Trade Act of 1974 for a 150-day period commencing on February 24, 2026 (subject to specified exemptions). The administration has also indicated its plan to impose additional tariffs under other statutory authorities. As a result, there remains significant uncertainty regarding the future scope, duration and level of U.S. tariff measures, including those affecting imports from China, Vietnam and other jurisdictions, and any further changes may increase our costs, disrupt our supply chain and/or adversely affect our business, financial condition and results of operations. If any of the foregoing tariff risks or uncertainties were to materialize, our business, results of operations and financial condition could also be materially and adversely affected. In addition, these tariffs and other trade restrictions are expected to reduce trade volumes, cross-border investment, technological exchange, and other economic activities between major economies, and have a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may discourage investments in securities issued by China-based issuers (including us) and affect the global macroeconomic environment. These types of geopolitical developments could materially and adversely affect our overall financial performance and the market prices of our ADSs and ordinary shares. Tensions in international trade and investment and political tensions between the United States and China, and any escalation of such tensions, may have a material negative impact on our ability to secure the supply of key components necessary for our operations and our ability to continue to sell to global customers. Since March 2026, U.S. Customs and Border Protection (“CBP”) has stated that it is developing an automated system, Consolidated Administration and Processing of Entries (CAPE), to process refunds of tariffs imposed under the IEEPA.

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

Separately, we may also be subject to review and enforcement under domestic and foreign laws that regulate foreign investment and acquisitions. In both the United States and other jurisdictions, these regulatory requirements may treat companies differently depending on the type of company involved and the location and nature of its operations. As a result of these laws and regulations, investments by certain investors may be subject to filing or review by local regulators, which may impose additional costs on our business, affect our operations, or limit our ability to engage in strategic transactions that might otherwise be beneficial to us and our investors. These laws and regulations are also subject to frequent changes and updates. For example, in October 2024, the U.S. Department of the Treasury issued a final rule (the “Outbound Investment Rule”), which established a new national security regulatory framework to control outbound investment from the United States in certain sensitive industry sectors in China, including Hong Kong and Macau. The Outbound Investment Rule took effect in January 2025, and it restricts U.S. persons’ direct and indirect investment in companies with specified connections to China that engage in specified “covered activities” within three areas of technology: semiconductors and microelectronics, quantum information technologies, and artificial intelligence. Subsequent policy developments have indicated that the scope of technologies subject to review and available exceptions under the Outbound Investment Rule may be further expanded or changed. In addition, on December 18, 2025, the U.S. Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”), which will supersede the Outbound Investment Rule, became law. The COINS Act is subject to a rulemaking process, which is required to be completed by March 2027. According to the guidance issued by the U.S. Department of Treasury on December 23, 2025, the Outbound Investment Rule will continue to apply until the regulations implementing the COINS Act are implemented. There remains substantial uncertainty regarding how the new law will be implemented. Such regulations, including any changes to them that may be adopted, may limit our ability to engage in certain kinds of business operations or raise capital from U.S. and other sources if we engage in the development of technologies covered by these regulations. Continuing changes to foreign investment laws and regulatory regimes in both U.S. and other jurisdictions could adversely affect our strategic initiatives, financial performance, and growth prospects.

Uncertainties in the global economy and the slowdown of the Chinese economy may adversely affect our business, results of operations and financial condition.

The global economy faces challenges from geopolitical conflicts such as the Russia-Ukraine crisis since early 2022 and the related sanctions on Russia by Western countries, unrest in the Middle East such as the Israel-Hamas war since October 2023, and the tensions between the United States, Israel and Iran that have resulted in volatility in oil and other markets. Furthermore, the territorial disputes involving China in Asia, the tensions in the relationship between China and Japan, and the trade conflicts and tensions between China and the U.S. have, and may continue to, put pressure on China’s economic growth, particularly our downstream customers’ export to the U.S. Moreover, the Chinese economy’s growth has slowed down in the recent years. It is unclear whether this trend will continue, and economic conditions in China are sensitive to global economic conditions. On the other hand, inflation risks have been heightened following the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies. To combat inflation, the U.S. Federal Reserve significantly raised the interest rate on reserve balances beginning from 2022. Other major currencies including the Euro and the GBP also followed suit in interest rate raises. While major economies have cut interest rates to some extent, it is uncertain whether and at what pace they will continue to do so. These circumstances have resulted in significant market volatility globally.

Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. In 2023, 2024 and 2025, we generated 38.3%, 33.8% and 34.5% of our net revenues from sales in China, respectively. China is one of the world’s largest emerging markets, while the economies of emerging markets are typically more vulnerable to market downturns and economic slowdowns elsewhere in the world. Any prolonged slowdown in the Chinese economy may have a negative impact on our business, results of operations and financial condition.

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

With the trend of strengthening anti-monopoly supervision around the world, the PRC government continued to strengthen its antitrust regime in 2025. On December 9, 2025, the State Administration for Market Regulation of the PRC promulgated the revised Provisions on Prohibition of Monopoly Agreements, which explicitly bans pricing-fixing, output restriction, market allocation, and information exchange among market participants. The PRC government also emphasized controlling domestic overcapacity and preventing price-collusion risks in the solar industry. While these developments have impacted certain segments of China’s solar sector, they have not materially affected our operations to date. However, we cannot rule out the possibility that our operations will be materially affected in the future if regulatory enforcement priorities evolve or become more stringent.

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

The Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors, or Circular 10, require an overseas special purpose vehicle that is controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicles securities on an overseas stock exchange. However, the application of the Circular 10 remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

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

We are a Cayman Islands holding company with a substantial part of our operations conducted through our operating subsidiaries in China. Under the Corporate Income Tax Law of the PRC (the “CIT Law”) which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, and the Regulation on the Implementation of the CIT Law (the “Implementation Rules of the CIT Law”) which became effective on January 1, 2008 and was amended on April 23, 2019 and December 6, 2024, China-sourced passive income of non-PRC tax resident enterprises, such as dividends paid by a PRC subsidiary to its overseas parent and gains on sales of securities, is generally subject to a 10% withholding tax. Under an arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if the beneficial owner of the dividends is a Hong Kong tax resident enterprise which directly owns at least 25% of the PRC company distributing the dividends and has owned such equity for at least 12 consecutive months before receiving such dividends. For example, as JinkoSolar Investment is a Hong Kong company and has owned over 54.16% of the equity interest in Jiangxi Jinko directly for more than 12 consecutive months to date, any dividends paid by Jiangxi Jinko to JinkoSolar Investment will be entitled to a withholding tax at the reduced rate of 5% after obtaining approval from the competent PRC tax authority, provided that JinkoSolar Investment is deemed the beneficial owner of such dividends and that JinkoSolar Investment is not deemed to be a PRC tax resident enterprise as described below. However, according to the Circular of the State Taxation Administration on How to Understand and Identify a “Beneficial Owner” under Tax Treaties (“STA Circular 601”), effective on October 27, 2009, and the Announcement of the State Taxation Administration on the Determination of “Beneficial Owners” in the Tax Treaties (“STA Announcement 30”), effective on June 29, 2012, an applicant for treaty benefits, including benefits under the arrangement between China and Hong Kong on dividend withholding tax, that does not carry out substantial business activities or is an agent or a conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore, may not enjoy such treaty benefits. If JinkoSolar Investment is determined to be ineligible for such treaty benefits, any dividends paid by Jiangxi Jinko to JinkoSolar Investment will be subject to the PRC withholding tax at a 10% rate instead of a reduced rate of 5%. On February 3, 2018, the State Taxation Administration of China (the “STA”) released Announcement of the State Taxation Administration on Issues concerning the “Beneficial Owner” in Tax Treaties (the “STA Announcement 9”) which replaced STA Circular 601 and STA Announcement 30. The STA Announcement 9 comprehensively updates the assessment principles for the determination of beneficial ownership under agreements between China and other jurisdictions for the avoidance of double taxation. The STA Announcement 9 has also tightened the first two unfavorable factors of STA Circular 601. This will be challenging for some non-resident taxpayers as their treaty benefits may be denied for the lack of beneficial ownership status.

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

We conduct a substantial part of our operations through our operating subsidiaries in China. Our ability to make distributions or other payments to our shareholders depends on payments from these operating subsidiaries in China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to our operating subsidiaries in China and their respective articles of association, these subsidiaries are each required to set aside 10% of their after-tax profits based on PRC accounting standards each year as statutory common reserves until the accumulative amount of these reserves reaches 50% of their registered capital. These reserves are not distributable as cash dividends. As of December 31, 2025, these general reserves amounted to RMB2.59 billion (US$370.9 million), accounting for 10% of the total registered capital of all of our operating subsidiaries in China. In addition, under the CIT Law and its Implementation Rules, dividends from our operating subsidiaries in China to us are subject to withholding tax to the extent that we are considered a non-PRC tax resident enterprise under the CIT Law. See “—Our China-sourced income is subject to PRC withholding tax under the CIT Law, and we may be subject to PRC corporate income tax at the rate of 25%.” Furthermore, if our operating subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us such as requiring prior approval from relevant banks.

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

Several of our subsidiaries in the PRC have been designated by the relevant local authorities as “High and New Technology Enterprises” (“HNTEs”) under the CIT Law. Zhejiang Jinko received the HNTE designation in 2021, which was renewed in December 2024, and is entitled to enjoy the preferential tax rate of 15% (the “Preferential Rate”) from 2024 to 2026. Haining Jinko received the HNTE designation in December 2022 and enjoyed the Preferential Rate from 2022 to 2024. Following a successful renewal in December 2025, Haining Jinko is entitled to enjoy the Preferential Rate from 2025 to 2027. Anhui Jinko was designated as an HNTE in November 2023 and enjoyed the Preferential Rate from 2023 to 2025. Shangrao JinkoSolar received the HNTE designation in October 2025 and is entitled to enjoy the Preferential Rate from 2025 to 2027. In addition, Chuxiong Jinko, Qinghai Jinko, Jinchang Jinko, Sichuan Jinko and Leshan Jinko, our operating subsidiaries, have been designated by the relevant local authorities as “Enterprises in the Encouraged Industry.” According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises in encouraged industries that are established in the western region of China can continue to enjoy a preferential tax rate of 15% until December 31, 2030. However, we cannot assure you that the above subsidiaries will continue to qualify as HNTEs or Enterprises in the Encouraged Industries as they are subject to reevaluation in the near future. In addition, there are uncertainties on how the CIT Law and the Implementation Rules of the CIT Law will be enforced, and whether the future implementation of these rules will be consistent with the current interpretation. If the corporate income tax rates of some of our PRC subsidiaries increase, our financial condition and results of operations could be materially adversely affected.

According to the Provisional Regulation of the PRC on Value-Added Tax as amended on November 19, 2017 and its implementing rules, and the Announcement on Relevant Policies for Deepening Value-Added Tax Reform promulgated on March 20, 2019, effective from the date of April 1, 2019, gross proceeds from sales and importation of goods and provision of services are generally subject to a value-added tax (“VAT”) at 13%, instead of 16%, with exceptions for certain categories of goods that are taxed at a rate at 9%, instead of 10%. According to the Announcement on Improving the Policy for Refunding Excess Input VAT Credits at the end of the Period, issued by the Ministry of Finance and the State Taxation Administration on August 22, 2025, and effective from September 1, 2025, adjustments have been made to the VAT refund policy for excess input tax credits starting from the September 2025 VAT filing period.

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

On January 8, 2026, the PRC government cancelled the export tax rebate for photovoltaic modules, a policy change that could have a certain impact on our business. The cancellation may increase the effective export cost of our photovoltaic modules and reduce our price competitiveness in overseas markets. If we are unable to pass on the increased cost to customers or offset it though cost-control measures, our profit margins and results of operations may be adversely affected.

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

In line with local customary practices, we have not made full contribution to the social insurance funds, and the contributions we made to the social insurance funds met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds in China to be RMB1.97 billion (US$281.7 million) as of December 31, 2025. We may be required by the relevant PRC authorities to pay these statutory social security benefits and housing funds within a designated time period. In addition, an employee is entitled to seek compensation by resorting to labor arbitration at the labor arbitration center or filing a labor complaint with the labor administration bureau within a designated time period. We have made provisions for such unpaid social security benefits and housing funds of our former and current PRC subsidiaries. All employee participants in our share incentive plans who are domestic individual participants may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

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

Labor costs in China have risen in recent years as a result of the enactment of new labor laws and social development. In addition, China has experienced periods of inflation. Although consumer price inflation in China remained low at 0.2%, 0.2% and 0.2% in 2023, 2024 and 2025, respectively, according to the National Bureau of Statistics, there is not guarantee that inflation will not rise again in the future. Higher labor cost and inflation in China may increase the costs of labor and raw materials we purchase for manufacturing, which could increase our operating costs and therefore negatively impact our profitability.

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

The market price for the ADSs has been and may continue to be highly volatile and subject to wide fluctuations, which could result in substantial losses to investors. The closing prices of the ADSs ranged from US$13.88 to US$30.58 per ADS in 2025. The price of the ADSs may continue to fluctuate in response to factors including the following:

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

Based upon the composition of our income, assets and activities, we do not believe we were a PFIC with respect to our 2024 or 2025 taxable years. However, the determination of whether we are a PFIC is a factual determination that must be made annually at the close of the taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

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

Sales of our ordinary shares or ADSs in the public market, or the perception that such sales could occur, could cause the market price of our ordinary shares to decline. As of December 31, 2025, we had 209,429,353 ordinary shares outstanding, excluding 61,421 ADS representing 245,685 ordinary shares reserved for future grants under our share incentive plans, and 122,540 ordinary shares as treasury stock. The number of ordinary shares outstanding and available for sale will increase when our employees and former employees who are holders of restricted share units and options to acquire our ordinary shares become entitled to the underlying shares under the terms of their units or options. To the extent these shares are sold into the market, or are converted to ADSs which are sold into the market place, the market price of our ordinary shares or ADSs could decline.

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

Our legal and commercial name is JinkoSolar Holding Co., Ltd. Our principal executive office is located at 1 Yingbin Road, Shangrao Economic Development Zone, Jiangxi Province, 334100, People’s Republic of China. Our telephone number at this address is (86-793) 858-8188 and our fax number is (86-793) 846-1152. Our registered office in the Cayman Islands is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The corporate affairs of our Company are governed by our Third Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of Cayman Islands. SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding us that are filed electronically with the SEC. Our website is https://www.jinkosolar.com.

We commenced our operations in June 2006 through our then consolidated subsidiary Jiangxi Desun Energy Co., Ltd. Our Company was incorporated as a limited liability company in the Cayman Islands on August 3, 2007. Following a series of equity transactions, we established a holding company structure with our Company being the ultimate holding company in 2009. We completed our initial public offering on the New York Stock Exchange in May 2010. Since then, we have conducted several follow-on equity offerings and debt financings to support business expansion and capital expenditure.

In November 2016, we disposed of our downstream solar power project business in China. We have since expanded our global manufacturing and sales network and continue to develop advanced photovoltaic technologies. As of December 31, 2025, we had over 10 production facilities globally and over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico and other countries. As of the same date, we also had a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India to conduct sales, marketing and brand development for our products around the world.

In January 2022, Jiangxi Jinko completed its initial public offering and listing on the STAR Market of the Shanghai Stock Exchange.

In July 2022, we announced a share repurchase program of up to US$200 million of our ordinary shares represented by ADSs during an 18-month period (the “Existing Share Repurchase Program”). In December 2023, we extended the Existing Share Repurchase Program for an additional 18-month period through June 30, 2025.

In April 2023, Jiangxi Jinko completed the issuance of its convertible bonds in the principal amount of RMB10.00 billion on the STAR Market. We subscribed for the convertible bonds in an aggregate amount of RMB5.50 billion by exercising our special preemptive rights and are subject to a six-month lock-up period. After the lock-up period, we have the right to either sell such convertible bonds or convert them into Jiangxi Jinko’s ordinary shares.

In February 2024, we disposed of Xinjiang Shibang Solar Energy Technology Co., Ltd. (formerly known as Xinjiang Jinko Solar Co., Ltd.).

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditure.

B.	Business Overview

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, manufacturing from silicon wafers to solar cells and solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules sold on an OEM basis. We also sell silicon wafers and solar cells that are not utilized in our solar module production. In addition, we have expanded into energy storage business and offered our products to a diverse global customer base, including utility-scale developers, EPC contractors and distributed generation customers.

We sell our products in major export markets and China. As of December 31, 2025, we had over 10 production facilities globally and over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico and other countries. As of the same date, we also had a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India to conduct sales, marketing and brand development for our products around the world. In addition, as of December 31, 2025, we had an aggregate of over 8,700 customers in near 200 countries and regions for our solar modules and energy storage systems.

By the end of 2025, we became the first module manufacturer in the world to have delivered a total of over 390 GW of solar modules, with total cumulative shipments of N-type Tiger Neo series—the best-selling module series in history— surpassing 220 GW. In 2025, our annual module shipments reached approximately 86.8 GW. Our N-type Tiger Neo series accounted for over 99% of our total module shipments in 2025.

Our solar cells and modules utilize advanced solar technologies, such as N-type TOPCon technology and half-cell technology, and have achieved industry-leading conversion efficiency. By the end of 2023 and 2024, the mass production conversion efficiency rate of our solar cells using our P-type monocrystalline silicon wafers was 23.8% and 23.9%, respectively. By the end of 2023, 2024 and 2025, the mass production conversion efficiency rate of our N-type monocrystalline solar cells was 25.8%, 26.2% and 26.6%, respectively. We believe that the mass production conversion efficiency rates of our solar cells and modules were consistently higher than the industry average during the relevant periods. In October 2023, our 182mm N-type monocrystalline solar cells achieved a maximum conversion efficiency rate of 26.89%, and our large size N-type TOPCon module achieved a maximum conversion efficiency rate of 24.76%. In June 2024, our N-type TOPCon module achieved a maximum conversion efficiency rate of 25.42%. In November 2025, our N-type TOPCon monocrystalline solar cells reached a maximum conversion efficiency rate of 27.79%. Furthermore, we made a significant breakthrough in the development of perovskite-silicon tandem N-type TOPCon cells, reaching a maximum conversion efficiency rate of 34.76% in 2025. By the end of 2025, the conversion efficiency of mass-produced solar cells incorporating multiple latest Jinko technologies has reached 27.52%.

Our high-quality manufacturing capabilities have enabled us to produce solar cells and modules that meet the industry’s highest performance standards. All of our solar modules sold in Europe are TÜV, PID, Salt mist, Ammonia, Dust & Sand and CE certified; all of our solar module sold in India are BIS certified; all of our solar modules sold in North America are UL certified; all of our solar modules sold in Korea are KS certified; all of our solar modules sold in Indonesia are SNI certified; and all of our solar modules sold in China are CQC certified. In 2013, our solar modules passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions, and we also unveiled our “Eagle II” solar modules, which represent a new standard for performance and reliability. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we guaranteed that all our standard PV modules meet IEC 62804 double anti-PID standards. In May 2018, our entire portfolio of PV modules passed the Potential Induced Degradation resistance test as required by TÜV Nord’s IEC TS 62804-1 standards. In March 2019, we received the 5th “All Quality Matters Award” from TÜV Rheinland. In October 2021, our Tiger and Tiger Pro module series met the carbon footprint verification standards of TÜV Rheinland Group, a leading global services provider in the testing of PV modules and components. In February 2022, our factory in Shangrao obtained our first SNI certification. In 2025, our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province, Xining, Qinghai Province, Chuxiong, Yunnan Province, Taiyuan, Shanxi Province, U.S. and Vietnam received the SGS ISO50001 certification. Our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province, Xining, Qinghai Province, Chuxiong, Yunnan Province, and Vietnam also received the ISO14064 certification. In addition, our 6 mainstream PV products and the SUNTERA 3.44MWH liquid-cooled energy storage system have also received the ISO14067 certification. In 2025, our solar modules were the first among the top 10 global photovoltaic manufacturers to obtain the new BIS standard certification. In 2025, our solar modules has passed TÜV SUD’s Triple PID-Polarisation resistance test, and became the first company to obtain this certification of TÜV SUD, which fully demonstrate the outstanding anti-PID-p performance. In 2025, our Suntera and Sungiga energy storage product series successfully obtained comprehensive international certifications, covering safety, performance, EMC, transportation, and fire safety. At Net-Zero Europe 2025, Jinko ESS won Tier 1 Battery Storage Award for its outstanding product performance, safety standards and market influence.

We leverage our vertically integrated platform and cost-efficient manufacturing capabilities in China to produce high quality products at competitive costs. Our solar cell and silicon wafer operations support our solar module production. In May 2023, we announced the construction of a major production base of 56 GW integrated wafer-cell-module capacity in Shanxi (the “Shanxi Integrated Base”), which will become the largest N-type integrated production facility in the industry. The Shanxi Integrated Base represents another strategic expansion of our mainstream production model in the PV industry. Construction of the Shanxi Integrated Base began in September 2023, and in March 2024, Phase I of the Shanxi Integrated Base, with a production capacity of 14 GW, commenced production. By the end of 2024, Phase I’s 14GW monocrystalline silicon pull rod and module capacity at the Shanxi Integrated Base were fully operational. In addition, we take ongoing efforts to reduce costs and improve efficiency through the introduction of automated equipment and process optimization. By the end of December 2025, Shanxi Phase II project were fully operational. In 2024, we continued to phase out outdated production capacity while further enhancing our global manufacturing capabilities across China, the United States, Southeast Asia and Saudi Arabia, providing convenient and timely access to key resources and suppliers. In July 2024, we entered into a shareholder agreement to form a joint venture with Renewable Energy Localization Company and Vision Industries Company in Saudi Arabia to build and operate a local manufacturing facility for high-efficiency solar cells and solar modules. This facility is designed to provide N-type cell and module production capacity. As of the date of this annual report, the project remains at a preliminary stage, and its timeline and implementation remain subject to various factors, including market conditions and regulatory developments. By the end of 2025, we had 14 GW of N-type integrated capacity overseas, including 2 GW of N-type module production capacity in the United States.

The upgrade toward high-power production capacity has become an important direction for accelerating industry high-quality development in 2025. This technical upgrade also meets end-customers demand for high-power products to achieve more reliable investment returns. As an industry pioneer to upgrade existing TOPCon capacity through technology enhancements, we made steady progress in high-power products upgrades in 2025.

We no longer have any downstream solar power projects in China after we disposed of our downstream solar power projects business in China in 2016.

Our Products and Services

Our product mix has evolved rapidly since our inception, as we have incorporated more of the solar power value chain through the expansion of our production capabilities and acquisitions. We currently manufacture photovoltaic products, including solar modules, silicon wafers, solar cells, and other solar materials. In 2025, sales of photovoltaic products and other solar materials represented 95.5% and 4.5%, respectively, of our total revenues. In addition, we also sell small volumes of recovered silicon materials to optimize the utilization of our production capacity.

Our principal product is solar modules. In 2023, 2024 and 2025, we sold solar modules of 78,519.8 MW, 92,873.3 MW and 86,805.5 MW, respectively. In 2023, 2024 and 2025, revenues from sales of solar module products to subsidiaries of JinkoPower amounted to RMB353.4 million, RMB390.3 million and RMB44.0 million (US$6.3 million), respectively.

Solar Modules

We commenced production of solar modules in August 2009. We expect that sales of solar modules will continue to be our largest revenue source in the future.

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

In January 2024, our affiliated company granted rights to certain of its N-type TOPCon-related patents to one of the top ten solar module companies in the world with reasonable license fee arrangement, allowing it to use certain of our patented TOPCon technologies in its relevant TOPCon products.

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

In October 2024, we introduced our revolutionary third-generation N-type TOPCon Tiger Neo 3.0 solar modules, setting new industry benchmarks with higher performance and power. Our third-generation high-power TOPCon product is expected to have a mainstream output of over 650 W and a maximum output of 670 W, with a remarkable conversion efficiency of up to 24.8%, and bifacial factor of up to 85%. The two flagship product series, the 670 W high-power modules and 495 W residential modules, are designed to meet the needs of large-scale power stations and distributed generation scenarios, respectively. By the end of 2025, 182 N-type high-efficiency TOPCon cells have achieved a full-area laboratory conversion efficiency of 27.02%, and N-type TOPCon modules have achieved a maximum laboratory conversion efficiency of 25.58%.

Against the backdrop of the electricity market reform in 2025, customer demand for high-power products continues to rise. Our high-power Tiger Neo 3.0 series, has strong performance in low-light conditions and offers enhanced energy yield through bifacial design. This series is designed to maintain reliable generation under a variety of environmental conditions and is suitable for a wide range of distributed and utility-scale solar applications globally.

Solar Cells

We commenced production of solar cells in July 2009 following our acquisition of Zhejiang Jinko. Our solar cells are manufactured from monocrystalline wafers through a comprehensive series of processes, including texturing, diffusion, laser SE (Selective Emitter), etching, thermal oxidation, backside passivation, LPCVD (Low Pressure Chemical Vapor Deposition), laser grooving, and screen printing. These cells form the essential base material for the production of PV modules, with the majority of our cell production capacity dedicated to manufacturing our own PV modules. The efficiency of a solar cell converting sunlight into electricity is represented by the ratio of electrical energy produced by the solar cell to the energy from sunlight that reaches the solar cell. The conversion efficiency of solar cells is determined to a large extent by the quality of silicon wafers used to produce the solar cells. In 2018, we led the industry in the resizing of the 158 mm x 158 mm solar cell. In 2019, we released solar cells of larger size and incorporating the tilling ribbon technology, which greatly increased the power of the components and brought more benefits to customers. In 2020, we developed and mass produced highly efficient P-type monocrystalline solar cells of 163 mm x 163 mm and 182 mm x 182 mm, and constructed an industry-leading production line for N-type monocrystalline solar cells. In December 2020, our maximum mass production efficiency of P-type monocrystalline solar cells and N-type monocrystalline solar cells reached 23.2% and 24.2%, respectively. In October 2021, our high-efficiency N-Type monocrystalline silicon solar cell set a new world record with the highest conversion efficiency of 25.4%. In the fourth quarter of 2021, the mass production efficiency of approximately 900MW N-type TOPCon cells in our Haining production facility reached 24.5%, with the yield rate close to that of PERC solar cells. In December 2025, our maximum mass production efficiency of N-type monocrystalline solar cells reached nearly 27.52%.

In January 2025, our perovskite tandem solar cell based on N-type TOPCon set new record once again with a conversion efficiency of 33.84%.

In 2025, we introduced quarter-cut cell technology, which facilitated the optimization of cell arrangement in modules and offered the potential for expanding product offerings. We continue to implement technology upgrades and process enhancements including base metal substitution to improve performance and cost efficiency, supporting the long-term advancement of the TOPCon technology pathway.

In November 2025, we set a new world record of 27.79% for our high-efficiency advanced N-type TOPCon cell. And our perovskite tandem solar cell based on N-type TOPCon set new record once again with a conversion efficiency of 34.76%.

In January 2026, we signed a strategic partnership with XtalPi to accelerate AI driven R&D and commerciality of perovskite tandem solar cells.

Silicon Wafers

We commenced production of monocrystalline silicon wafers and multicrystalline silicon wafers in March 2008 and July 2008, respectively.

In 2018, we developed P-type and N-type monocrystalline silicon wafers with high quality and low oxygen content of 158 mm x 158 mm. In 2019, we developed technologies for silicon wafers of larger size, which resolved technical difficulties such as non-destructive cutting and concentric circle defects, and combined with N4/N5 technology, greatly improved the quality and efficiency of N-type monocrystalline silicon wafers while reducing its cost. In 2020, we developed and mass produced high quality silicon wafers of 182 mm x 182 mm. In 2024, we developed and mass produced N-type TOPCon cells of 182mm x 210mm, and conducted research on silicon wafers of 210 mm x 210 mm or larger size. We optimized Outer-furnace Czochralski technology and charging technology and developed and verified N7/N8 technology, which greatly improved the quality and efficiency of silicon wafers while increasing manufacturing capacity and reducing costs. In 2021 and 2022, we continued to reduce the thickness of mono wafers to save on polysilicon. In 2023, we continued to optimize and upgrade crystal pulling and slicing technologies to further improve efficiency and reduce cost. By the end of 2023, the thickness of mass-produced N-type 182mm silicon wafers and P-type 182mm silicon wafers had been reduced to 120 microns and 135 microns, respectively. In 2024, we continued to optimize and upgrade crystal pulling and slicing technologies, including introducing automated equipment, to further improve efficiency and reduce manufacturing cost. In 2025, we continued to optimize the crystal pulling and wafer slicing process, introduced tungsten wire slicing technology, and continued the automation optimization of crystal pulling furnaces.

Solar Power Generation and Solar System EPC Services

We commenced developing solar power projects in China in 2011 and generated revenue from sales of electricity generated by our own solar power projects when they were connected to the grid. In November 2016, we disposed of our downstream solar power project business in China and no longer have any downstream solar power projects in China after the disposal.

Energy Storage System

We launched our energy storage system business in 2022. We offer residential energy storage system, commercial and industrial energy storage system, and energy storage system designed for utility-scale power plants. We have entered into framework agreements and distribution agreements for the supply of our energy storage systems with various power suppliers and distributors in China and worldwide, including in the Middle and East Africa, Southeast Asia, North America, Australia, Japan, Europe and Latin America. In 2025, we continued to advance our energy storage business strategy, focusing on utility-scale and commercial and industrial markets. We further developed and upgraded our energy storage product solutions and enhanced our full lifecycle service capabilities to improve operational efficiency and safety in integrated solar and storage applications. Our energy storage production lines are operated at a stable and large scale, with continued improvements in key component development and manufacturing capabilities. Our full-year energy storage system shipments in 2025 increased significantly as compared with 2024, achieving the targets we set at the beginning of the year, while our presence in overseas markets continued to expand. By the end of 2025, we had 17 GWh of system integration (pack) capacity and 5 GWh of battery cell capacity. We continue to receive international recognition for our solid operational capabilities and outstanding technological innovation. For example, in February 2026, we were recognized as a Tier 1 energy storage provider according to Bloomberg NEF’s latest “Energy Storage Tier 1 List for Q1 2026.”

Manufacturing

We manufacture and sell solar modules, solar cells, silicon wafers and recovered silicon materials.

Manufacturing Capacity and Facilities

Manufacturing Capacity

Our annual production capacity for mono wafers, solar cells and solar modules as of December 31, 2025 was 120.0 GW, 95.0 GW and 130.0 GW, respectively.

Property and Plant

We both own and lease properties for our operations. As of the date of this annual report, we had obtained land use rights to an aggregate of 7.7 million square meters of land, primarily for industrial use, on which our manufacturing facilities are located. We also lease office space and manufacturing facilities in various locations around the world where we maintain subsidiaries and offices.

The following table sets forth the size, use and the location of the land for which we had obtained the land use rights as the date of this annual report:

	Industrial Use	Residential Use
Location	(square meters)	(square meters)
Shangrao, Jiangxi Province	1,842,523	50,370
Nanchang, Jiangxi Province	—	7,261
Fengcheng, Jiangxi Province	130,109	—
Haining, Zhejiang Province	1,318,920	18,963
Leshan, Sichuan Province	416,179	—
Yuhuan, Zhejiang Province	628,769	—
Yiwu, Zhejiang Province	281,620	—
Chuzhou, Anhui Province	289,091	—
Hefei, Anhui Province	1,042,903	—
Yushan, Jiangxi Province	189,111	—
Jinchang, Gansu Province	322,525	—
Xining, Qinghai Province	537,254	—
Shanghai	—	142,937
Kulim, Kedah, Malaysia	458,922	—
Total	7,457,926	219,531

The following table sets forth details of our manufacturing facilities as of the date of this annual report. Except as otherwise indicated, we own the facilities that have been completed and are under construction (including major equipment) and hold the right to use the relevant land for the durations described below:

			Plant Size
		Facility	(square
Products	Location	No.	meters)	Duration of Land Use Right	Major equipment

Silicon Ingots and Wafers	Shangrao Economic Development Zone, Jiangxi	1	287,985

(i) March 16, 2010 to February 3, 2057; (ii) December 9, 2009 to September 23, 2058; (iii) July 6, 2009 to August 10, 2059; (iv) July 10, 2009 to February 7, 2057; (v) January 6, 2009 to August 10, 2059

					Monocrystalline furnaces, multicrystalline furnaces, wire saws, wire squares
	Yushan,Jiangxi*	7	189,111	2021/1/22 to 2071/1/21
	Jinchang,Gansu*	10	322,525	2011/7/31 to 2061/7/31
	Leshan, Sichuan*	12	416,179	(i) 2019/5/31 to 2069/5/31
Silicon Ingots	Xining, Qinghai	15	537,254	(i) 2022/7/11 to 2072/7/11; (ii) 2024/3/1 to 2074/3/1
Solar Cells	Yuanhua Town, Haining, Zhejiang	3	106,260	(i) as of 2060/8/29; (ii) as of 2065/10/18	Diffusion furnaces, sintering furnaces, PECVD antireflection coatings manufacturing equipment, automatic printers
	Shangrao Economic Development Zone, Jiangxi	18	178,582	As of 2068/3/7
	Hefei, Anhui	19	304,689	(i) 2022/1/26 to 2072/1/26, (ii) 2023/1/5 to 2073/1/4
	Jianshan, Haining, Zhejiang	2	203,195	As of 2072/5/10
	Huangwan Town, Haining Zhejiang	20	432,053	As of 2071/7/20
Solar Modules	Shangrao Economic Development Zone, Jiangxi	5	724,799	July 6, 2009 to August 10, 2059	Laminating machine, solar cell module production line before and after component lamination, automatic glue spreads’ working station, solar cell module testing devices
	Yuanhua Town, Haining, Zhejiang	6	291,076	(i) as of 2060/7/25; (ii) as of 2064/11/30; (iii) as of 2068/3/15; (4) 2070/6/11; (5) 2068/3/15;
	Yuhuan, Zhejiang	9	628,769	April 27, 2023 to April 26, 2073
	Chuzhou, Anhui*	13	289,091	April 13, 2020 to April 12, 2070
	Yiwu, Zhejiang*	14	281,621	March 13, 2020 to March 12, 2070
	Hefei, Anhui	16	606,536	(i) 2022/8/18 to 2072/8/18; (ii) 2022/9/4 to 2072/9/4; (iii) 2023/1/5 to 2073/1/5; (iv) 2023/5/7 to 2073/5/7; (v) 2023/7/10 to 2073/7/10; (vi) 2024/1/6 to 2074/1/15
	Jianshan, Haining, Zhejiang	17	179,428	As of 2073/2/1
Photovoltaic materials	Fengcheng, Yichun, Jiangxi	4	130,109	2022/4/17 to 2072/4/16

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

*As of December 31, 2025, we have ceased operations at the facility as part of our phase-out of outdated production capacity.

As of December 31, 2025, short-term borrowings of RMB3.56 billion (US$508.8 million) and long-term borrowings of RMB5.90 billion (US$844.0 million) were secured by our land use rights, plant and equipment. We believe our current land use rights, existing facilities and equipment are adequate for our current requirements.

Major Plans to Construct, Expand or Improve Facilities

We have entered into purchase and other agreements for purchase of additional manufacturing equipment and expansion of our production capacities. Our capital commitments under these contracts amounted to RMB2.97 billion (US$424.1 million) as of December 31, 2025, of which RMB1.93 billion (US$275.5 million) will be due in 2026 and RMB1.04 billion (US$148.6 million) will be due after one year but within five years. The current capital commitment mainly relates to the construction and operation of our manufacturing facilities. We may terminate these agreements or revise their terms in line with our new plan and as a result, may be subject to cancellation, late charges and forfeiture of prepayments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may continue to undertake acquisitions, investments, joint ventures or other strategic alliances, and such undertakings may be unsuccessful.” And “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination, late charges and other risks relating to the termination or amendment of certain equipment purchase contracts.”

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

Silicon Wafer Cutting

We cut silicon ingots into silicon wafers with high-precision diamond or tungsten wire saws carrying slurry to cut silicon wafers from the silicon ingot blocks. Using proprietary know-how and our process technology, we have improved these wire saws to enable us to cut silicon ingot blocks longer than the size that the wire saws were originally designed to cut as well as to increase the number of quality conforming silicon wafers produced from each silicon ingot block, produce silicon wafers with thickness of a high degree of consistency and improve the quality of silicon wafers. We mainly manufacture our N-type monocrystalline silicon wafers in 182mm x 182mm, 182mm x 210mm dimensions and 210 mm x 210mm. The dimensions of the silicon wafers we produce are dictated by current demands for market standard products. However, our production equipment and processes are also capable of producing silicon wafers in other dimensions if market demand should so require.

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

Raw and Ancillary Materials

The raw materials used in our manufacturing process consist primarily of virgin polysilicon and recoverable silicon materials, and the ancillary materials used in our manufacturing process consist primarily of metallic pastes, encapsulant, tempered glass, aluminum frames, back sheets, junction boxes and other related consumables. The prices of polysilicon have historically been subject to significant volatility. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Volatility in the prices of silicon raw materials makes our procurement planning challenging and could have a material adverse effect on our results of operations and financial condition.”

Raw Materials

The principal raw material used in our manufacturing process is virgin polysilicon. In each of 2023, 2024 and 2025, virgin polysilicon accounted for over 90.0% of our total silicon raw material purchases by value. We also use recoverable silicon materials in our production. We procure our raw materials from diversified sources. In 2025, purchases from foreign suppliers and domestic suppliers accounted for 20.21% and 79.79% of our total silicon raw material purchases, respectively.

In 2023, 2024 and 2025, our five largest group suppliers accounted for 83.1%, 83.8% and 85.2%, respectively, of our total silicon purchases by value. In 2023, four of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 30.6% of our total silicon purchases by value. In 2024, four of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 25.4% of our total silicon purchases by value. In 2025, three of our group suppliers individually accounted for more than 10.0%, and our largest group supplier accounted for 28.8% of our total silicon purchases by value. A “group supplier” refers to an aggregation of our suppliers that are within the same corporate group.

Our supply contracts generally include prepayment obligations for the procurement of silicon raw materials. As of December 31, 2025, we had RMB1.93 billion (US$276.2 million) of advances to suppliers.

To secure a stable supply of polycrystalline silicon and crystalline silicon, we have entered into strategic cooperation and long-term procurement contracts with key suppliers in China.

Virgin Polysilicon

We primarily purchase solar grade virgin polysilicon from both domestic and foreign suppliers under the purchase contracts. To a lesser extent, we also purchase our virgin polysilicon through spot market purchases from time to time to take advantage of favorable movements in the price of virgin polysilicon.

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

Customers and Markets

We sell solar products in both China and overseas markets. Prior to the disposition of our downstream solar power project business in China in November 2016, we sold electricity generated by our solar power projects in China. In 2023, 2024 and 2025, we generated 38.3%, 33.8% and 34.5%, respectively, of our revenues from domestic sales and 61.7%, 66.2% and 65.5%, respectively, of our revenues from sales outside China. As of December 31, 2025, we had customers in various countries and regions, including China, the United States, India, Saudi Arabia, Australia, Pakistan, Brazil, Poland, Japan, Spain and Germany. The following table sets forth our net revenues generated from sales of products to customers in respective geographic locations both in absolute amounts and as percentages of net revenues, for the periods indicated.

	2023		2024		2025
	(RMB in		(RMB in		(RMB in	(US$ in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Inside China	45,418,257.0	38.3%	31,212,181.0	33.8%	22,588,614.0	3,230,128.8	34.5%
The Americas	21,640,478.0	18.2%	22,535,516.0	24.4%	12,303,917.0	1,759,436.7	18.8%
Europe	21,731,240.0	18.3%	13,624,895.0	14.8%	8,608,626.0	1,231,017.1	13.1%
Asia Pacific	19,431,642.0	16.4%	1,771,391.0	1.9%	13,436,711.0	1,921,424.1	20.5%
Rest of the world	10,456,974.0	8.8%	23,112,319.0	25.1%	8,559,778.0	1,224,032.0	13.1%
Total	118,678,591.0	100.0%	92,256,302.0	100.0%	65,497,646.0	9,366,038.8	100.0%

Sales of photovoltaic products are our largest revenue contributor, which accounted for 95.5% of our total revenues in 2025. We expect that our sales of photovoltaic products will continue to be our largest revenue contributor.

None of our customers accounted for more than 10% of our total revenues in 2023, 2024 and 2025. In 2023, 2024 and 2025, our largest group customer accounted for 5.1%, 7.7% and 3.0% of our total revenue, respectively. A “group customer” refers to an aggregation of our customers that are within the same corporate group. The following table sets forth the primary products sold to our top five group customers and the percentage of total revenues generated by sales to our top five group customers for the periods indicated:

	2023		2024		2025
	Products	(%)	Products	(%)	Products	(%)
Top five group customers	Solar modules	16.8	Solar modules	18.6	Solar modules	12.5

We sell most of our solar modules under our own brand “JinkoSolar”, with a small portion of solar modules sold on an OEM basis. Our customers for solar modules include distributors, project developers and system integrators. We have been able to establish strong relationships with a number of major customers, based on the quality of our products and our market reputation. Our module customers include a few leading players in the PV industry.

Sales and Marketing

We sell solar modules under both short-term and long-term contracts. We negotiate payment terms on a case-by-case basis. Most of our overseas’ customers are allowed to make full payment within 90 days. Our domestic customers typically make 90%-95% of the purchase price within 180 days after delivery, with the remaining balance settled upon the expiry of a retainage period ranging from one to two years after the relevant customer’s solar project commences normal operation.

We retain a substantial portion of our solar cells for our own solar module production, while maintaining our flexibility to respond to market changes and price fluctuations by selling a portion of our solar cells in the spot market under favorable circumstances. In addition, we sell a portion of our silicon wafers to certain solar cell suppliers and purchase solar cells from them to meet our own production requirements.

As we continue to diversify our product lines, we have successfully expanded our global marketing footprint. Since commencing exports of our silicon wafers to Hong Kong in May 2008 and establishing a sales and marketing center in Shanghai in January 2009 to access both domestic and international sales channels, we have progressively expanded into the downstream solar module markets and broadened our global customer base. As of December 31, 2025, we had a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India and over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico and other countries. As of the same date, we had an aggregate of over 8,700 customers in near 200 countries and regions for our solar modules, and energy storage systems, and reached a cumulative module shipment volume of over 390 GW.

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

In May 2025, we announced that EAGLE® Preserve, our proprietary takeback-and-recycling program for end-of-life solar modules in the U.S., has become the very-first such stewardship program to receive the approval of the Washington State Department of Ecology.

In July 2025, we announced the successful commissioning of 21.6 MWh of Energy Storage Systems supplied to Distributed Energy Infrastructure (DEI). This milestone marks a significant step in advancing clean, reliable, and dispatchable energy in Massachusetts through the state’s Solar Massachusetts Renewable Target (SMART) program.

In November 2025, we once again, topped the PV Tech 2025 Q3 Module Tech Bankability Report with “AAA” rating.

In November 2025, we were upgraded to an A rating by MSCI ESG, maintaining our position in the top tier of ESG performers in the global PV industry.

Quality Control

According to ISO9001 and IEC 62941 quality management standards, we have established a complete quality control system covering the whole cycle of R&D, procurement and manufacturing, etc., to ensure the consistency of our product quality and compliance with product standard requirements. In 2025, our quality management systems in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province, Chuxiong, Yunnan Province, Xining, Qinghai Province, Taiyuan, Shanxi Province, U.S. and Vietnam have all received the TÜV Rheinland ISO9001, ISO45001 and ISO14001 three-system certifications. In addition, our module manufacturing factories in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Taiyuan, Shanxi Province, and Hefei, Anhui Province have received the TÜV-NORD IEC 62941 certification. In the area of carbon management, we successfully completed TÜV Rheinland ISO 14064 greenhouse gas verification, and an aggregate of 15 of our products have obtained ISO 14067 carbon footprint certification, further reinforcing our position as a global benchmark in green manufacturing. In 2025, our energy storage manufacturing facility in Haining, Zhejiang Province has obtained ISO 9001 Quality Management System certification.

We also received a number of quality-related honors during the year. We were awarded the Fifth China Quality Award Nomination Award, becoming the only photovoltaic company to receive this national quality honor in the current session. Our National Quality Infrastructure Integration Service Base (Photovoltaic New Energy) was rated as a “2025 Jiangxi Province Quality Infrastructure Star Station,” a designation conferred upon companies within the province that have established a well-developed quality infrastructure system, demonstrated strong support capabilities and achieved significant service outcomes. At the 2025 China Quality (Nanjing) Conference, our quality digitalization management international integration innovation practice, developed under the “14321” methodology, received the “Quality Digitalization Management International Integration Innovation Practice Award,” making us one of only 25 national honorees in the “International Integration Innovation” category. In addition, we were recognized as a “G60 S&T Innovation Valley of Yangtze River Delta Quality Standard Benchmark Company” at the launch ceremony of the G60 S&T Innovation Valley of Yangtze River Delta Quality Standards Conference.

In addition, we have also received international and domestic certifications for certain models of our solar modules. For example, we have received TÜV, PID, Salt, Ammonia, Dust & Sand and CE certifications for all of our solar modules sold in Europe, JPEA certifications for all of our solar module sold in Japan, SNI certifications for all of our solar module sold in Indonesia, UL certifications for all solar modules sold in North America and BIS certifications for all solar modules sold in India, KS certification for all solar modules sold in Korea and CQC certification for all of our solar modules in China. In May 2013, our modules became the first to pass TÜV NORD’s dynamic mechanical load testing with maximum 1000 Pascal downward load. In 2013, our solar modules also passed TÜV Nord’s Dust & Sand Certification Test, demonstrating their suitability for installation in desert regions. In December 2014, our modules became the first to pass TÜV NORD’s transportation and shipping of PV Module stacks test. Our solar modules received the highest testing result, class 1, in the fire resistance test conducted by Italy’s Istituto Giordano. We also obtained the JIS Q 8901 Certification from TÜV Rheinland. In May 2016, we became the first Chinese PV manufacturer that received Qualification Plus certification from TÜV Rheinland for solar modules. In May 2017, we became one of the first Chinese PV manufacturers to pass the intensive UV test according to IEC 61345 from TÜV Rheinland. In July 2017, we became one of the first PV module providers to guarantee that all our standard PV modules meet IEC 62804 double anti-PID standards. In August 2021, we obtained the first photovoltaic module LCA (Life Cycle Assessment) certificate in the Greater China region issued by TÜV Rheinland (China) Ltd., and passed the Italian EPD certification. In February 2022, our factory in Shangrao obtained our first SNI certification. In 2025, our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province, Xining, Qinghai Province, Chuxiong, Yunnan Province, Taiyuan, Shanxi Province, U.S. and Vietnam received the SGS ISO50001 certification. Our facilities in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province, Xining, Qinghai Province, Chuxiong, Yunnan Province, Taiyuan, Shanxi Province, and Vietnam also received the ISO14064 certification. In addition, our 6 mainstream PV products and the SUNTERA 3.44MWH liquid-cooled energy storage system have also received the ISO14067 certification. In 2025, our solar modules were the first among the top 10 global photovoltaic manufacturers to obtain the new BIS standard certification. In 2025, our solar modules has passed TÜV SUD’s Triple PID-Polarisation resistance test, and became the first company to obtain this certification of TÜV SUD, which fully demonstrate the outstanding anti-PID-p performance. In 2025, our Suntera and Sungiga energy storage product series successfully obtained comprehensive international certifications, covering safety, performance, EMC, transportation, and fire safety. At Net-Zero Europe 2025, Jinko ESS won Tier 1 Battery Storage Award for its outstanding product performance, safety standards and market influence.

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

Competition

We operate in a highly competitive and rapidly evolving market. As we expand our solar wafer, cell and solar module production capacity and increase the output of these products, we mainly compete with both integrated and specialized manufacturers of solar power products, such as Longi Green Energy Technology Co., Ltd., Trina Solar Ltd., Canadian Solar Inc. and JA Solar Holdings Co., Ltd., in a continuously evolving industry. Recently, some upstream polysilicon manufacturers and downstream manufacturers, such as Tongwei and Astronergy, have also established or expanded their silicon ingots, silicon wafer, solar cell and solar module production operations.

In addition, certain competitors have introduced or are expanding differentiated cell technologies, including back-contact (BC) cell technology and other high-efficiency product platforms, which may offer improved conversion efficiency, power output or product performance characteristics. The commercialization and market adoption of such technologies may intensify competition in premium product segments and place additional pressure on pricing and margins if we are unable to maintain technological competitiveness or timely introduce comparable or alternative solutions.

We expect to face increased competition as other manufacturers of silicon ingots, silicon wafer, solar cell and solar module continue to expand their operations. Some of our current and potential competitors may have a longer operating history, greater financial and other resources, stronger brand recognition, better access to raw materials, stronger relationships with customers and greater economies of scale than we do. Moreover, certain of our competitors are highly-integrated producers whose business models provide them with competitive advantages, as they are less dependent on upstream suppliers and/or downstream customers in the value chain. Furthermore, some Chinese competitors have built new production capacity overseas, including in Southeast Asia and the United States, to expand their sales and marketing operations, which has intensified the competition in overseas markets.

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

We have expanded our business beyond module manufacturing toward integrated solar and storage solutions to meet evolving customer demand and capture additional value across the energy value chain. At the same time, the photovoltaic industry is transitioning from scale-driven expansion to technology- and value-driven competition. In this evolving landscape, companies with strengths in high-efficiency technologies, integrated solutions, and global deployment are increasingly well-positioned to compete effectively.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face intense competition in solar power product markets. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially adversely affected.”

Production Safety

We are subject to extensive PRC laws and regulations in relation to labor and production safety. We have adopted stringent safety procedures at our facilities to mitigate potential damage and personal injury in the event of an accident or natural disaster, and have implemented a number of internal guidelines and operating instructions for our manufacturing processes, including the operation of equipment and handling of chemicals. We also distribute safety-related manuals to employees and post bulletins setting forth safety instructions, guidelines and policies throughout our facilities. Failure by employees to follow these guidelines and instructions may result in fines. In addition, all of our new employees undergo extensive safety training and education. We also require our technical staff to attend weekly training programs conducted by instructors to enhance their work safety awareness and ensure the safe operation of equipment. Furthermore, we conduct regular inspections and our experienced equipment maintenance team oversees the operation of our production lines to maintain proper and safe working conditions. Our occupational health and safety management systems have been certified to meet the OHSAS 18001:2007 standards since March 2012. In 2019, we completed the certification transition from OHSAS 18001 to ISO 45001. In 2020, we completed the authentication of the second-level safety standardization. Since our inception, we have not experienced any major work-related injuries.

On April 26, 2024, a fire accident occurred in one of our wafer slicing and solar cell manufacturing workshops in Shanxi Province, China (the “Fire Accident”). This incident resulted in significant damage to certain equipment and other assets. Following the accident, we promptly initiated loss assessment and insurance claim verification procedures. We have also reallocated our wafer and cell production across different manufacturing workshops to minimize disruptions to our manufacturing process. This incident has had a material impact on our results of operations for the year ended December 31, 2024. Based on the current progress of damage assessment and taking into account potential insurance recoveries, we estimate that the overall losses caused by the Fire Accident amount to approximately RMB0.67 billion. As of the date of this annual report, the cause of the Fire Accident was under investigation. Should another such accident happen, we could face penalties, liability claims and significant losses, which may materially and adversely affect our results of operations and financial position and damage our reputation. See “Risk Factors—Risks Related to Our Business and Industry—Our operations are subject to natural disasters, adverse weather conditions, operating hazards, production safety accidents, environmental incidents and labor disputes.”

We use, store and generate volatile and otherwise dangerous chemicals and wastes during our manufacturing processes, and are subject to a variety of government regulations related to the use, storage and disposal of such hazardous chemicals and wastes. In accordance with the requirements of the Regulations on the Safety Management of Hazardous Chemicals, which became effective on March 15, 2002 and were amended on December 1, 2011 and December 7, 2013, we are required to engage state-qualified institutions to conduct the safety evaluation on our storage instruments related to our use of hazardous chemicals and file the safety evaluation report with the competent safety supervision and administration authorities every three years. Moreover, we are required to file periodic reports with the competent safety supervision and administration authorities and public security agencies concerning the actual storage situation of our chemicals and other hazardous chemicals that constitute major of hazard sources.

Environmental Matters

We generate and discharge waste water, gaseous waste and other industrial waste at various stages of our manufacturing process as well as during the processing of recovered silicon material. We have installed pollution abatement equipment at our facilities to process, reduce, treat, and where feasible, recycle the waste materials before disposal or outsource the disposal of waste materials, and we treat the waste water, gaseous and liquid waste and other industrial waste produced during the manufacturing process before discharge. We also maintain environmental protection staff at each of our manufacturing facilities to monitor waste treatment and ensure that our waste emissions comply with the relevant environmental standards. We are required to comply with all national and local environmental protection laws and regulations and our operations are subject to periodic inspection by national and local environmental protection authorities. PRC national and local environmental laws and regulations prohibit the discharge of waste materials above prescribed levels, impose penalties for such violations accordingly, and provide that the relevant authorities may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Compliance with environmentally safe production and construction and renewable energy development regulations can be costly, while non-compliance with such regulations may result in adverse publicity and potentially significant monetary damages, fines and suspension of our business operations.” Jiangxi Jinko obtained the certificate issued by the Bureau of Ecology and Environment of Shangrao Economic Development Zone confirming that we were in compliance with the environmental protection laws from 2018 till 2025.

Our factories are equipped with state-of-the-art equipment that has been designed to not only produce the highest quality products, but also to minimize the environmental impact. As of December 31, 2025, all of our manufacturing facilities in operation have received the ISO 9001 Quality Management System Certification, the ISO 14001 Environmental Management System Certification, and ISO 45001 Occupational Health and Safety Management System Certification. Our module manufacturing facilities in operation in Shangrao, Jiangxi Province, Haining, Zhejiang Province, Yuhuan, Zhejiang Province, Hefei, Anhui Province and Shanxi Province have received IEC 62941 certification. Nine of our manufacturing facilities in operation have received the ISO 50001 Energy Management System Certification. In addition, eight of our manufacturing facilities executed ISO 14064 certification. In 2025, Jinko ESS successfully passed the SMETA audit, demonstrating compliance with international ethical trade standards for supply chains. Additionally, TÜV SÜD’s forced labor verification and traceability capability assessment were completed, ensuring full compliance in labor practices and supply chain traceability. In January 2012, we joined the PV Cycle Association for the collection and recycling of end-of-life solar modules at European level. In September 2016, we helped create the first PV recycling network in the U.S. In November 2017, we were awarded the Cradle-to-Cradle certificate by SGS, the world’s leading testing, inspection, verification, and certification organization, which demonstrates our commitment to high environmental, health and safety standards in our products and manufacturing processes. In December 2017, we were selected as a 2016-17 Leader in Silicon Valley Toxics Coalition’s Solar Scorecard, a system which ensures that the PV sector is safe for the environment, workers, and communities. In 2019, our manufacturing facility in Shangrao obtained the discharge permit for cell industry. In 2020, we received the Jinggangshan Quality Award of Jiangxi Province. In 2023, we were selected as the candidate for the 5th China Quality Award Nomination Award and the national Chief Quality Officer Typical Case of Quality Transformation and Innovation, with the highest rating of our market quality credit (AAA). In 2024, we were nominated for the Fifth China Quality Award and recognized as a Leading Enterprise in the Construction of a Quality Strong Country. In addition, in 2024, we launched our Neo Green modules, produced in its in-house “zero carbon factory” certified by third-party organizations. In 2025, we were rated as a Class A enterprise in the CDP assessment, and one of our manufacturing factory has been certified as a National Green Factory in China. In 2025, we completed the life-cycle carbon footprint assessment for our 5MWh energy storage system and obtained ISO 14067 certification from TÜV Rheinland, demonstrating our strong commitment to environmental management and sustainable development. Meanwhile, our energy storage manufacturing facility in Haining, Zhejiang Province was successfully included in Jiaxing City’s 2025 Green Factory List.

We are required to obtain construction permits before commencing constructing production facilities. We are also required to obtain approvals from PRC environmental protection authorities before commencing commercial operations of our manufacturing facilities. We have environmental protection facilities in operation during the construction and operation of our production facilities, and all pollutants are discharged in compliance with the applicable laws and regulations.

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

We continued to implement several environmental protection related projects at the Haining facility between 2023 and 2025, aiming to improve the waste treatment as well as to reduce carbon dioxide emission. We have invested to establish a new water recycle system, install roof-top solar panels, replace fluorescent tubes with LED light in the production lines, and upgrade waste chemical discharge sewers. In 2016, we completed the upgrade of the existing wastewater disposal station and improved the wastewater disposal of the Haining facility to comply with the new PRC environmental standards for the solar industry. In addition, we continued to strengthen the whole lifecycle management of solid waste. The vehicles used for transferring the hazardous waste are required to be equipped with GPS. We regularly review the qualification and technical capability of our waste disposal service providers.

Seasonality

Demand for solar power products tends to be weaker during the winter months partly due to adverse weather conditions in certain regions, which complicate the installation of solar power systems. Our operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. Our sales in the first quarter of any year may also be affected by the occurrence of the Chinese New Year holiday, during which domestic industrial activity is normally lower than that at other times.

Insurance

We have insurance policies covering certain machinery such as our monocrystalline and multicrystalline furnaces. These insurance policies cover damages and losses due to fire, flood, design defects or improper installation of equipment, water stoppages or power outages and other events stipulated in the relevant policies. For instance, insurance coverage for Jiangxi Jinko’s fixed assets and inventory other than land amounted to RMB16.76 billion (US$2.40 billion) as of December 31, 2025. As of December 31, 2025, we had product liability insurance coverage for most of our manufacturing and marketing companies of up to US$4.57 billion, export credit insurance coverage for most of our manufacturing and marketing companies of up to US$3.21 billion and product transportation liability insurance coverage for all of our product transportation companies of up to RMB104.34 billion (US$14.92 billion).

We have engaged insurance firms specializing in insurance and risk management solutions for the solar industry to provide insurance coverage for product warranty liability in relation to our solar modules. In January 2025, we engaged Ariel Syndicate 1910 of Lloyd’s to provide insurance coverage for the product warranty services of our solar modules worldwide effective from January 1, 2025. The policy offers back-to-back coverage through a maximum of 15-year limited product defects warranty, as well as a 30-year linear warranty against degradation of module power output from the time of delivery.

We believe that our overall insurance coverage is consistent with the market practice in the solar power industry in China. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. In accordance with customary practice in China, we do not carry any business interruption insurance. Moreover, we may incur losses beyond the limits, or outside the coverage, of our insurance policies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.” We paid an aggregate of RMB59.4 million, RMB62.51 million and RMB117.5 million (US$16.8 million) in insurance premiums in 2023, 2024 and 2025, respectively.

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

In March 2016, the National People’s Congress approved the Outline of the Thirteenth Five-Year Plan (2016-2020) for National Economic and Social Development of the PRC, which mentions a national commitment to continuing to support the development of PV generation industry. In March 2021, the National People’s Congress approved the Outline of the 14th Five-Year Plan (2021-2025) for National Economic and Social Development and Long-Range Objectives for 2035, and in March 2026, the National People’s Congress approved the Outline of the 15th Five-Year Plan (2026-2030) for National Economic and Social Development of the PRC, which further expressed determination of national will to continuing to support the development of PV generation industry.

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

On April 23, 2025, the NEA issued a notice on several measures to promote the development of the private economy in the energy sector, supporting large-scale Gobi Desert bases to independently deploy a certain scale of cutting-edge technology photovoltaic modules based on market needs, thereby assisting private enterprises in technological innovation.

On October 28, 2025, the NEA released guidance on promoting the integrated development of coal and new energy, proposing to accelerate the development of photovoltaic and wind power industries in mining areas.

On October 31, 2025, the NEA issued the Guiding Opinions on Promoting the Integrated and Synergistic Development of New Energy, proposing that by 2030, integrated and synergistic development will become an important approach for new energy development, and the reliability of new energy as a substitute will be significantly enhanced.

On December 15, 2025, the NDRC and the NEA issued the Guiding Opinions on Promoting the Large-Scale Development of Concentrated Solar Power (CSP), actively advancing the construction of CSP projects, continuously expanding new scenarios for the development and utilization of CSP, and ensuring the large-scale development of CSP.

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

On December 25, 2016, the Standing Committee of the National People’s Congress promulgated the Law on Environmental Protection Tax, which became effective on January 1, 2018 and was amended on October 26, 2018 and on October 28, 2025. The Law on Environmental Protection Tax reformed and replaced the pollutant discharge fee system, which had been implemented over decades in China. The Law on Environmental Protection Tax provides that, among others, from its effective date, the enterprises, entities and other producers and operators that directly emit taxable pollutants into the environment within the territory and other sea areas under the jurisdiction of the PRC shall pay environmental protection tax instead of pollutant discharge fees. Under the Law on Environmental Protection Tax, taxable pollutants include air and water pollutants, solid waste and noise.

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

The operation of our factories in the U.S. and Vietnam is required to comply with local laws and regulations on environmental protection, including but not limited to, those in relation to air emissions, noise exposure, lead regulation, toxics release and hazardous waste disposal.

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

According to the Foreign Investment Law and its implementing regulations, the PRC applies the administrative system of pre-establishment national treatment and negative list to foreign investments. “Pre-establishment national treatment” means the treatment accorded to foreign investors and their investments will be no less favorable to that accorded to domestic investors and their investments at the stage of investment access. On June 28, 2018, the NDRC and the MOFCOM jointly issued the Special Administrative Measures for the Access of Foreign Investment (2018 Edition) (the “Negative List”), which came into force on July 28, 2018 and subsequently amended by the Special Administrative Measures for the Access of Foreign Investment (2019 Edition), the Special Administrative Measures for the Access of Foreign Investment (2020 Edition), Special Administrative Measures for the Access of Foreign Investment (2021 Edition) and Special Administrative Measures for the Access of Foreign Investment (2024 Edition). “Negative list” means a special administrative measure for access of foreign investment in specific fields as imposed by the PRC. Foreign investors are not allowed to invest in the forbidden investment as specified in the negative list. Foreign investors must comply with the special equity management requirements, senior management requirements and other restrictive access special management measures when making investments in the restricted investments as specified in the negative list. The Negative List provides that sectors that are not specified in the Negative List shall be subject to administration under the principle of treating domestic investments and foreign investments equally. Simultaneously, the NDRC and the MOFCOM jointly issued the Industrial Catalogue to Encourage Foreign Investment (2025 Edition) to include photovoltaic power generation equipment manufacturing within the scope of industries that encourage foreign investment.

Work Safety

We are subject to laws and regulations in relation to work safety and occupational disease prevention, including the Work Safety Law of the PRC, the Prevention and Control of Occupational Diseases of the PRC, and other relevant laws and regulations, the Law of the PRC on Special Equipment Safety.

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

With respect to our PRC operations, Zhejiang Jinko, Haining Jinko, Anhui Jinko and Shangrao JinkoSolar have been designated by the relevant local authorities as “High and New Technology Enterprises” (“HNTEs”) under the CIT Law. Zhejiang Jinko received the HNTE designation in 2021, which was renewed in December 2024, and is entitled to enjoy the preferential tax rate of 15% (the “Preferential Rate”) from 2024 to 2026. Haining Jinko received the HNTE designation in December 2022 and enjoyed the Preferential Rate from 2022 to 2024. Following a successful renewal in December 2025, Haining Jinko is entitled to enjoy the Preferential Rate from 2025 to 2027. Anhui Jinko was designated as an HNTE in November 2023 and enjoyed the Preferential Rate from 2023 to 2025. Shangrao JinkoSolar received the HNTE designation in October 2025 and is entitled to enjoy the Preferential Rate from 2025 to 2027. In addition, Chuxiong Jinko, Qinghai Jinko, Jinchang Jinko, Sichuan Jinko and Leshan Jinko, our operating subsidiaries, have been designated by the relevant local authorities as “Enterprises in the Encouraged Industry.” According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises in encouraged industries that are established in the western region of China can continue to enjoy a preferential tax rate of 15% until December 31, 2030.

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

In February 2012, the SAFE promulgated the Stock Option Notice. Under the Stock Option Notice, domestic individuals who participate in equity incentive plans of an overseas listed company are required, through a PRC agent or PRC subsidiary of such listed company, to register with SAFE and complete certain other bank and reporting procedures. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the absence of strict requirements on offshore and onshore custodian banks, as were stipulated in the previous rules.

The Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment issued by the SAFE on November 19, 2012 and amended on May 4, 2015 substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of lawful incomes derived by foreign investors in the PRC (e.g., profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require the SAFE’s approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, the SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, as amended in October 2018, which specifies that the administration by the SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by the SAFE and its branches. On February 13, 2015, the SAFE promulgated the Circular on Further Simplification and Improvement of Foreign Currency Administration Policies on Direct Investment, effective on June 1, 2015, which further simplifies the approval requirements of SAFE upon the direct investment by foreign investors. In particular, instead of applying for approvals from SAFE, entities and individuals are required to apply for foreign exchange registrations of foreign direct investment and overseas direct investment from qualified banks, while the qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration accordingly. On September 12, 2025, the SAFE issued the Notice on Matters Related to Deepening the Reform of Foreign Exchange Administration for Cross-border Investment and Financing, significantly streamlining the approval requirements for foreign direct investment by SAFE.

On July 4, 2014, the SAFE issued the SAFE Circular 37. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the PRC residents, name and operation term), increase or decrease of capital contribution by the PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

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

Dividend Distribution

The principal laws and regulations governing distribution of dividends paid by wholly foreign owned enterprises include the Company Law of the PRC, the Wholly Foreign Owned Enterprise Law of the PRC, and the Implementing Rules of the Wholly Foreign Owned Enterprise Law of the PRC, the Foreign Investment Law of the PRC, and the Implementing Regulations on the Foreign Investment Law of the PRC.

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

C.           Organizational Structure

The following table sets out our significant subsidiaries as of the date of this annual report:

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

JinkoSolar Investment Limited	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd.	December 13, 2006	PRC	54.2%

Zhejiang Jinko Solar Co., Ltd.	June 30, 2009	PRC	41.0%

Jinko Solar Import and Export Co., Ltd.	December 24, 2009	PRC	54.2%

JinkoSolar GmbH	April 1, 2010	Germany	54.2%

Zhejiang Jinko Trading Co., Ltd.	June 13, 2010	PRC	41.0%

Yuhuan Jinko Solar Co., Ltd.	July 29, 2016	PRC	54.2%

JinkoSolar (U.S.) Inc.	August 19, 2010	United States	54.2%

Jiangxi Photovoltaic Materials Co., Ltd.	December 10, 2010	PRC	54.2%

JinkoSolar (Switzerland) AG	May 3, 2011	Switzerland	54.2%

JinkoSolar (US) Holding Inc.	June 7, 2011	United States	54.2%

Jinko Solar Canada Co., Ltd.	November 18, 2011	Canada	54.2%

Jinko Solar Australia Holdings Co. Pty Ltd.	December 7, 2011	Australia	54.2%

Jinko Solar Japan K.K.	May 21, 2012	Japan	54.2%

Jinko Solar Technology Sdn.Bhd.	January 21, 2015	Malaysia	54.2%

Jinko Solar (Shanghai) Management Co., Ltd.	July 25, 2012	PRC	54.2%

JinkoSolar Trading Private Limited	February 6, 2017	India	54.2%

JinkoSolar LATAM Holding Limited	August 22, 2017	Hong Kong	100%

JinkoSolar Middle East DMCC	November 6, 2016	Emirates	54.2%

JinkoSolar International Development Limited	August 28, 2015	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	United States	54.2%

JinkoSolar (Haining) Co. Ltd.	December 15, 2017	PRC	42.5%

Jinko Solar Korea Co., Ltd.	December 3, 2018	South Korea	54.2%

JinkoSolar (Sichuan) Co., Ltd.	February 18, 2019	PRC	35.5%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	54.2%

Omega Solar Sdn. Bhd	September 23, 2019	Malaysia	54.2%

JinkoSolar (Chuzhou) Co., Ltd.	December 26, 2019	PRC	54.2%

JinkoSolar (Yiwu) Co., Ltd	September 19, 2019	PRC	54.2%

JinkoSolar (Shangrao) Co., Ltd.	April 17, 2020	PRC	47.9%

Rui Xu Co., Ltd.	July 24, 2019	PRC	54.2%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	54.2%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	54.2%

JinkoSolar (Chuxiong) Co., Ltd.	September 25, 2020	PRC	54.2%

Jinko Solar (Malaysia) SDN BHD.	August 28, 2020	Malaysia	54.2%

Jinko Solar (Leshan) Co., Ltd.	April 25, 2021	PRC	54.2%

Jinko Solar (Vietnam) Industries Company Limited	March 29, 2021	Vietnam	54.2%

Jinko Solar (Anhui) Co., Ltd.	September 3, 2021	PRC	54.2%

Jinko Solar (Yushan) Co., Ltd.	September 26, 2021	PRC	43.3%

JinkoSolar Italy S.R.L.	July 8, 2011	Italy	54.2%

JinkoSolar (Qinghai) Co., Ltd.	April 3, 2019	PRC	54.2%

Fengcheng Jinko PV Materials Co., Ltd	August 11, 2021	PRC	54.2%

JinkoSolar (Feidong) Co., Ltd. (“Jinko Feidong”)	September 23, 2021	PRC	29.8%

JinkoSolar (Jinchang) Co., Ltd. (“Jinko Jinchang”)	September 24, 2021	PRC	54.2%

JinkoSolar (Poyang) Co., Ltd. (“Jinko Poyang”)	December 1, 2021	PRC	54.2%

Shangrao Changxin Enterprise Management Center LP. ( “Shangrao Changxin”)	December 16, 2021	PRC	100%

Shangrao Changxin No. 1 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 2 Enterprise Management Center LP.	February 17, 2022	PRC	100%

Shangrao Changxin No. 3 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 5 Enterprise Management Center LP.	June 15, 2022	PRC	100%

Shangrao Changxin No. 6 Enterprise Management Center LP.	October 25, 2022	PRC	100%

Jiaxing Jinyue Phase I Venture Capital Partnership( “Jiaxing Jinyue”)	April 26, 2022	PRC	78.2%

Shangrao Jinko PV Manufacturing Co., Ltd	March 28, 2022	PRC	54.2%

Shangrao Guangxin Jinko PV Manufacturing Co., Ltd	March 23, 2022	PRC	54.2%

Shanxi JinkoSolar Smart Manufacturing Co., Ltd	June 6, 2024	PRC	54.2%

Jiangxi Jinko Energy Storage Co., Ltd	May 26, 2022	PRC	54.2%

Shanxi JinkoSolar II Smart Manufacturing Co., Ltd	June 6, 2024	PRC	54.2%

Jinko Energy Storage Technology Co., Ltd	December 6, 2022	PRC	54.2%

Subsidiaries	Date of Incorporation/Acquisition	Place of Incorporation	Percentage of Ownership

Shanxi JinkoSolar III Smart Manufacturing Co.	July 3, 2023	PRC	54.2%

ZheJiang Jinko Energy Storage Co., Ltd	April 11, 2023	PRC	27.6%

MYTIKAS INVESTMENT LIMITED	June 1, 2023	Hong Kong	100%

Haining JinkoSolar Smart Manufacturing Co., Ltd	August 10, 2023	PRC	54.2%

Shanghai Jinko Green Energy Enterprise Management Co., Ltd.	December 7, 2020	PRC	54.2%

Shangrao Xinyuan YueDong Technology Development Co., Ltd.	December 1, 2023	PRC	54.2%

Jiaxing Jinzhen Venture Capital Partnership LP	October 23, 2023	PRC	100%

Shangrao Carbon and Industrial Equity Investment Fund Center LP	November 15, 2023	PRC	25.2%

Yantai Jinyi Investment Management Partnership LP	July 31, 2023	PRC	21.6%

Zhejiang Jinko Battery Cell Co., Ltd.	August 5, 2025	PRC	27.6%

D.Property, Plant and Equipment

For information regarding our material property, plant and equipment, see “—B. Business Overview—Manufacturing—Manufacturing Capacity and Facilities” in this annual report.

ITEM 4A.              UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We are a global leader in the PV industry based in China. We have built a vertically integrated solar power product value chain, manufacturing from silicon wafers to solar cells and solar modules. We sell most of our solar modules under our own “JinkoSolar” brand, with a small portion of solar modules sold on an OEM basis. We also sell silicon wafers and solar cells not used in our solar module production.

Our revenues were RMB118.68 billion, RMB92.26 billion and RMB65.50 billion (US$9.37 billion) in 2023, 2024 and 2025, respectively. We had net income of RMB6.45 billion, RMB13.5 million in 2023, 2024, respectively and a net loss of RMB7.11 billion (US$1.02 billion) in 2025. Our operating results for 2025 were affected by continued supply-demand imbalances and pricing pressure across the photovoltaic value chain, along with a shifting trade environment in certain overseas markets. Module prices remained at a relatively low level throughout the year. In addition, we recorded impairment charges on certain long-lived assets based on a prudent assessment.

Principal Factors Affecting Our Results of Operations

We believe that the following factors have had, and we expect that they will continue to have, a significant effect on the development of our business, financial condition and results of operations.

Industry Demand

Our business and revenue growth depends on the industry demand for solar power and solar power products. Demand for solar power and solar power products depends on various factors including the global macroeconomic environment, pricing, cost-effectiveness, performance and reliability in comparison to alternative forms of energy, and the impact of government regulations and policies. Solar power is one of the fastest-growing sources of energy and is driven by factors such as cost-competitiveness, reliability as a predictable energy source, and growing commitments by various governments to combat climate change.

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

Over the past several years, global demand for solar power has grown rapidly, driven by accelerating energy transition policies, declining system costs and increasing electrification trends across major economies. Since 2020, decarbonization commitments by governments in the United States, Europe and China have reinforced long-term growth expectations for renewable energy. Global solar installations expanded significantly between 2022 and 2024, driven by energy security concerns, supportive policy frameworks and improving project economics. China remained the largest solar market, while overseas markets experienced strong growth, supported by expanding renewable energy targets and increasing demand for clean electricity. However, growth rates moderated in 2024 following a period of rapid expansion, reflecting grid integration challenges, evolving policy environments and regional market adjustments.

Global demand for solar power remained resilient in 2025, supported by accelerating energy transition policies, improving cost competitiveness and increasing electrification across major economies. In China, the solar industry continued to expand rapidly in 2025, with cumulative photovoltaic installations reaching the terawatt scale. Combined wind and solar capacity exceeded coal-fired capacity for the first time, highlighting the country’s accelerating shift toward renewable energy. In 2025 alone, according to the NEA, newly installations in China reached 317 GW, a 14% year-over year increase. Policy developments continued to promote more market-based renewable energy pricing mechanisms and evolving business models such as direct renewable power supply arrangements, while technological innovation across high-efficiency cell technologies supported ongoing improvements in system performance and application flexibility.

International trade patterns also continued to evolve. While solar module export volumes remained resilient, export market diversification accelerated, with demand growth increasingly driven by emerging markets across Asia, Africa and other regions. The reliance on a small number of traditional end markets continued to decline as solar adoption broadened geographically.

Supply-demand adjustments across certain segments of the value chain continued in 2025, leading to pricing volatility and a more competitive operating environment. At the same time, the photovoltaic industry is transitioning from scale-driven expansion to technology- and value-driven competition, with growing emphasis on product performance, cost efficiency and differentiated solutions. In addition, a policy eliminating export VAT rebates for photovoltaic products, effective April 1, 2026, is expected to promote more rational pricing in overseas markets, curb disorderly exports of low-quality and low-priced products.

Despite the near-term fluctuations, long-term demand fundamentals remain supported by global decarbonization commitments and continued improvements in the cost competitiveness of solar products. In addition, rising global electricity demand driven by electrification trends and energy-intensive digital infrastructure, including AI-related data centers, may further support the need for clean power generation.

To proactively adapt to changes in the market, we implemented a number of strategic measures. Prior to the May 2018 policy announcement, we had already started reducing costs and improving efficiencies across our business. We began producing mono-wafers in 2016. Based on our continuous leading R&D capabilities and mass production experience started from 2019, we are expanding N-type cell production capacity. We made further progress in efficiency improvement and cost reduction for N-type products due to the continuous efforts of our R&D team, leveraging our accumulated industry knowledge and mass production experience. By the end of 2024, our accumulated global module shipments exceeded 300 GW, with high-efficiency Tiger Neo modules accounted for approximately 90% of total module shipments in 2024. By the end of 2025, we had 14 GW of N-type integrated capacity overseas, including 2 GW of N-type module production capacity in the United States.

In 2025, we continued to focus on technology-driven and value-oriented strategies, including optimizing our product portfolio, strengthening our presence in end markets and expanding our energy storage business, to enhance our competitiveness in an evolving industry environment. We also continued to drive product upgrades and performance iterations, consistently enhancing product competitiveness. Our third-generation N-type TOPCon Tiger Neo 3.0 solar modules have demonstrated pricing premiums compared to conventional modules, supported by enhanced performance factors including high bifaciality and strong low-light performance. In addition, we continued to develop differentiated photovoltaic products tailored to diverse application scenarios, enhancing performance, reliability and lifecycle value across utility-scale and distributed generation markets. We continued to invest in advanced photovoltaic technologies, including N-type TOPCon and next-generation tandem cell technologies. In 2025, we set a new world record of 27.79% for our high-efficiency advanced N-type TOPCon cell. And our perovskite tandem solar cell based on N-type TOPCon set new record once again with a conversion efficiency of 34.76%. We partnered with XtalPi, a tech-driven R&D platform in material science, to speed up the commerciality of perovskite solar cell by using AI.

In 2025, we continued to focus on overseas markets as a key growth area. Leveraging our brand recognition and distribution network, we maintained market presence across key regions. In Europe, our N-type TOPCon modules support alignment with local energy transition policies, contributing to stable market participation in several countries. In the Asia-Pacific region, we participated in both utility-scale and distributed generation projects, maintaining established positions in countries such as Australia and Japan. In South America and Central Asia, we are expanding local partnerships to support adoption in emerging markets.

In addition, our energy storage business experienced rapid growth, further strengthening the synergies between our solar business and storage solutions.

We are committed to a localization strategy, advancing our global presence from “global sales” to “global manufacturing” and “global investing.” In July 2024, we entered into a shareholder agreement to form a joint venture with RELC and VI in Saudi Arabia to build and operate a local manufacturing facility for high-efficiency solar cells and solar modules. Upon completion, it is expected to become one of the largest overseas N-type production facilities. This marks an important milestone for our globalization strategy. As of the date of this annual report, the project remained at a preliminary stage, and its timeline and implementation remained subject to various factors, including market conditions and regulatory developments. By leveraging our strengths in technology, patent portfolio, manufacturing capabilities, operating expertise, and global marketing and service networks, we are dedicated to building localized solar ecosystems together with our partners, so as to achieve synergy of resources and complementarity of advantages and further grow our competitiveness in the global market.

Industry Trend for Credit Sales

Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. We typically offer overseas customers credit terms of 60 to 90 days and domestic customers credit terms of 60 to 120 days. Selling products on credit terms has increased, and may continue to increase, our working capital requirements and may have a negative impact on our short-term liquidity. See “Item 3. Key Information—D. Risk Factors—Selling our products on credit terms may increase our working capital requirements and expose us to the credit risk of our customers.”

Our accounts receivable turnover days were 79 days, 90 days and 100 days in 2023, 2024 and 2025, respectively. Allowance for credit losses on accounts receivable were RMB685.2 million and RMB829.4 million and RMB1.11 billion (US$158.1 million) as of December 31, 2023, 2024 and 2025, respectively. Provision of allowance for credit losses on accounts receivable was RMB181.8 million, RMB257.9 million and RMB307.4 million (US$44.0 million) in 2023, 2024 and 2025, respectively, and reversal of allowance for credit losses on accounts receivable were RMB77.0 million, RMB113.7 million and nil in 2023, 2024 and 2025, respectively. We will continue to make assessment and properly provide the provision on credit losses.

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

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for us to predict. Reductions in FIT programs may result in a significant fall in the price of and demand for solar power products. For example, subsidies have been reduced or eliminated in some countries such as China, Germany, Italy, Spain and Canada. In May 2018, the NDRC, the Ministry of Finance and the NEA issued a joint notice temporarily halting subsidies for utility-scale solar projects, slashing the quota on distributed solar projects which are eligible for subsidies in 2018 and greatly reducing FIT. The German market represents a major portion of the European solar market for ground-mounted systems and a stable residential and commercial rooftop market. The first subsidy-free grid parity projects of the industry were connected to the grid in 2020, which act as a driver for the additional market growth. Starting from 2011, major export markets for solar power and solar power products such as Japan, Germany, Italy, Spain and the United Kingdom continued to reduce their FIT as well as other incentive measures. For example, according to the Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Japan, between 2012 and 2025, the Japanese government reduced its FIT (per kWh) from JPY40 to JPY15 for projects below 10 kW, from JPY42 to JPY10 for certain projects between 10 kW to 50 kW, and to JPY8.9 for ground-mounted projects above 50 kW, and will further reduce its FIT in 2026.

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

Our business may also be affected by the trade policies of government or international trade bodies, particularly in our major export markets, such as the U.S. and Europe. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.” We expect our exports to both the U.S. market and European market to be adversely affected by these duties or measures. Our direct sales to the Americas market and European market accounted for 18.8% and 13.1% of our total revenue in 2025, respectively.

Product and Service Mix

Our product mix has evolved rapidly since our inception, as we expanded our production capabilities to manufacture and sell downstream solar power products and to capture the efficiencies of our vertically-integrated production process. Before 2009, our sales consisted of silicon wafers, silicon ingots and recovered silicon materials. We commenced production and sale of solar cells and solar modules in the second half of 2009. In 2010, we successfully achieved fully vertically-integrated solar module production and made sales of solar modules our largest source of revenue. In 2024, we continue to optimize our capacity structure, with the scale of N-type cell capacity and shipments of N-type products leading the industry. By creating a fully vertically-integrated production chain, we have succeeded in continually driving down average solar modules manufacturing cost per watt. By the end of 2025, our cumulative shipments of N-type products reached over 220 GW, making us the first module manufacturer in the world to reach this milestone. In 2025, our N-type Tiger Neo series accounted for nearly 99% of our total module shipments. We have continued to upgrade existing TOPCon capacity through technology enhancements.

The following table presents our integrated annual capacity of silicon wafers and solar cells as of December 31, 2023, 2024 and 2025.

	Annual Production Capacity as of December 31,
	2023	2024	2025

	(GW)
Monocrystalline silicon wafers	85.0	120.0	120.0
Solar cells	90.0	95.0	95.0
Solar modules	110.0	130.0	130.0

We are taking a more cautious approach to capacity expansion in 2026 and do not expect to add capacity besides upgrades to TOPCon technology. We expect annual integrated production capacity to reach approximately 100 GW by the end of 2026, including 14 GW from overseas facilities.

Selected Statement of Operations Items

Revenues

We derive our revenues primarily from the sales of solar modules and, to a lesser extent, from the sales of silicon cells and solar wafers. We also derive a small portion of revenues from the sales of other solar materials, including raw materials and auxiliary materials, and the sales of our solar power plants. We expect the sales of photovoltaic products to continue to be our primary source of revenues. The following table presents our revenues, net of VAT, by products and services, as sales amounts and as percentages of total revenues, for the periods indicated:

	2023		2024		2025
	(RMB in		(RMB in		(RMB in	(US$ in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Products
Sale of photovoltaic products	116,262,223.0	98.0	89,991,217. 0	97.5	62,527,592.0	8,941,326.9	95.5
Sales of other solar materials	2,374,386.0	2.0	2,265,085.0	2.5	2,970,054.0	424,712.1	4.5
Sales of solar projects	41,982.0	0.0	—	—	—	—	—
Total	118,678,591.0	100.0	92,256,302.0	100.0	65,497,646.0	9,366,039.0	100.0

Our revenues from sales of photovoltaic products are mainly affected by sales volumes, product mix and average selling prices. The following table sets forth the sales volume of our solar modules for the periods indicated:

	2023	2024	2025
Sales volume:
Solar modules (MW)	78,519.8	92,873.3	86,805.5

Cost of Revenues

Cost of revenues primarily consists of: (i) raw materials, which primarily consist of virgin polysilicon and recoverable silicon materials; (ii) consumables and components, which include crucibles for the production of monocrystalline and multicrystalline silicon ingots, steel alloy saw wires, slurry, chemicals for raw material cleaning and silicon wafer cleaning, and gases such as argon and silane, as well as silicon wafers and solar cells we procure from third parties for the production of solar modules; (iii) direct labor costs, which include salaries and benefits for employees directly involved in manufacturing activities; (iv) overhead costs, which consist of equipment maintenance costs, cost of utilities including electricity and water; (v) depreciation of property, plant, equipment and project assets; (vi) processing fees paid to third party factories relating to the outsourced production of solar cells and solar modules; and (vii) subcontractor cost and those indirect costs related to contract performance, such as indirect labor, supplies and tools. In 2023, 2024 and 2025, our cost of revenues was RMB99.63 billion, RMB82.20 billion and RMB64.09 billion (US$9.16 billion), respectively.

Operating Expenses

Our operating expenses include selling and marketing expenses, general and administrative expenses, research and development expenses and impairment of long-lived assets.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of shipping and handling expenses, warranty cost, exhibition costs, salaries, bonuses and other benefits for our sales personnel as well as sales-related travel and entertainment expenses. In 2023, 2024 and 2025, our selling and marketing expenses were RMB6.82 billion, RMB6.64 billion and RMB4.45 billion (US$636.6 million), respectively.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our administrative, finance and human resources personnel, amortization of land use rights, office expenses, entertainment expenses, business travel expenses, professional service fees, disposal and impairment of long-lived assets as well as provision for bad debts. In 2023, 2024 and 2025, our general and administrative expenses were RMB4.58 billion,RMB4.60 billion and RMB3.30 billion (US$472.6 million), respectively.

Research and Development Expenses. Research and development expenses consist primarily of silicon materials used in our research and development activities and salaries, bonuses and other benefits for research and development personnel, and depreciation of equipment for research and development. In 2023, 2024 and 2025, our research and development expenses were RMB911.9 million, RMB920.5 million and RMB896.9 million (US$128.3 million), respectively.

Impairment of long-lived assets. Impairment of long-lived assets consist primarily as a result of the obsolescence of certain production equipment. In 2023, 2024 and 2025, we recognized impairment of long-lived assets of RMB640.0 million, RMB1.24 billion and RMB1.66 billion (US$237.7 million), respectively.

Interest Expenses, Net

Our interest expenses primarily consist of interest expenses incurred on bank borrowings and the issuance of bonds. Our interest income primarily consist of interests earned on bank deposits. In 2023, 2024 and 2025, we incurred interest expenses of RMB1.17 billion, RMB1.14 billion, and RMB1.36 billion (US$194.5 million) net of interest income of RMB553.5 million, RMB414.7 million, and RMB504.1 million (US$72.1 million), respectively. Interest expenses capitalized during the construction period of property, plant and equipment, and project assets in 2023, 2024 and 2025 were RMB71.7 million, RMB60.8 million, and RMB28.9 million (US$4.1 million), respectively.

Government Grants

From time to time we apply for and receive government incentives in the form of subsidies from local and provincial governments. Government grants which are not subject to any condition and are not related to assets are recognized as subsidy income when received. The governments grant subsidies to encourage and support large-scale enterprises and high technology enterprises based in the relevant locations to upgrade their technology and develop the overseas market. We record such subsidies as subsidy income as there are no further obligations on us. The amount of government subsidies we receive may vary from period to period and there is no assurance that we will continue to receive government subsidy in the future. In 2023, 2024 and 2025, our government grants recognized in earnings, which were not assets-related, were RMB1.18 billion, RMB2.45 billion and RMB1.56 billion (US$223.3 million), respectively.

Government grants related to assets are initially recorded as other payables and accruals. These grants will be deducted from the carrying amount when the assets are ready for use and approved by related government. We received government grants related to assets of RMB2.83 billion and RMB1.55 billion and RMB959.1 million (US$137.1 million) in 2023, 2024 and 2025, respectively.

Exchange Gain

In 2023, 2024 and 2025, we recorded a foreign exchange gain of RMB938.1 million, RMB484.4 million, RMB7.0 million (US$1.0 million), respectively, primarily due to fluctuations in the exchange rate of the U.S. dollars against the Renminbi.

Other Loss/Income, net

Net other loss was primarily attributable to change in fair value of financial liabilities. We had net other income of RMB26.1 million, RMB308.0 million and had other loss of RMB219.9 million (US$31.5 million) in 2023, 2024 and 2025, respectively.

Gain from Disposal of a Subsidiary

We recognized a gain from the disposal of a wholly-owned subsidiary of RMB72.0 million (US$10.3 million) in 2025.

Change in Fair Value of Contingent Consideration

We recognized a loss from change in fair value of contingent consideration related to disposal of a subsidiary of RMB365.0 million (US$52.2 million) in 2025.

Change in Fair Value of Foreign Exchange Forward Contracts

We recognized a loss of RMB389.2 million in 2023, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars. We recognized a gain of RMB115.3 million in 2024, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollar. We recognized a loss of RMB134.2 million (US$19.2 million) in 2025, primarily due to fluctuations in exchange rate of the Renminbi against the U.S. dollars.

Change in Fair Value of Foreign Exchange options

In 2023, we recognized a gain arising from change in fair value of foreign exchange options of RMB74.3 million, primarily due to the depreciation of the U.S. dollar against the Renminbi. In 2024, we recognized a gain arising from change in fair value of foreign exchange options of RMB1.3 million, respectively, primarily due to the appreciation of the U.S. dollar against the Renminbi. In 2025, we recognized a gain arising from change in fair value of foreign exchange options of RMB37.6 million(US$5.4 million), respectively, primarily due to the appreciation of the U.S. dollar against the Renminbi.

Change in Fair Value of Convertible Senior Notes

We issued convertible senior notes and call option with the principal amount of US$85.0 million in 2019, and the change in fair value of the senior notes was primarily due to the changes in the Company’s stock price. In 2023, we recognized losses arising from change in fair value of convertible senior notes of RMB31.2 million. In 2024, we recognized a gain arising from change in fair value of convertible senior notes of RMB323.5 million. All the senior notes have been converted into ordinary shares of the Company as of December 31, 2024. In 2025, we did not recognize any gain or loss arising from change in fair value of convertible senior notes.

Change in Fair Value of Long-term Investment

In 2023, 2024 and 2025, we recognized gains from change in fair value of RMB221.5 million, RMB163.5 million and RMB33.2 million (US$4.7 million), respectively, due to the increased valuation of several solar technology companies that we invested.

Share-based Compensation

We adopted our 2021 Equity Incentive Plan in March 2021. As of the date of this annual report, 2,600,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2021 Equity Incentive Plan and no restricted share awards were outstanding and available for future grant under our 2021 Equity Incentive Plan. We adopted our 2022 Equity Incentive Plan in February 2022. As of the date of this annual report, 12,000,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2022 Equity Incentive Plan, and no restricted share awards were outstanding and available for future grant under our 2022 Equity Incentive Plan. We adopted our 2023 Equity Incentive Plan in January 2023 and as of the date of this annual report, 20,800,000 restricted shares have been granted to our directors, officers and employees pursuant to our 2023 Equity Incentive Plan. In October 2022, Jiangxi Jinko adopted its 2022 Equity Incentive Plan (the “Jiangxi Jinko 2022 Plan”), under which Jiangxi Jinko will grant share options to its employees. The total number of Jiangxi Jinko’s ordinary shares which may be issued under Jiangxi Jinko 2022 Plan is 40,187,375. All share-based payments to employees and directors, including grants of employee stock options, are measured based on the fair value of the stock options at the grant date. We have categorized these share-based compensation expenses in our (i) cost of revenues; (ii) selling and marketing expenses; (iii) general and administrative expenses; and (iv) research and development expenses, depending on the job functions of the grantees of our restricted shares and share options. The following table sets forth the allocation of our share-based compensation expenses both in terms of the amounts and as a percentage of total share-based compensation expenses in 2023, 2024 and 2025:

	2023		2024		2025
	(RMB in		(RMB in		(RMB in	(US$ in
	thousands)	(%)	thousands)	(%)	thousands)	thousands)	(%)
Cost of revenues	1,733.8	0.2	(8,389.0)	(2.3)	—	—	—
Selling and marketing expense	28,439.1	3.3	(3,010.0)	(0.8)	—	—	—
General and administrative expense	825,687.4	95.7	377,977.0	103.3	225,727.2	32,278.6	100.0
Research and development expense	6,781.1	0.8	(826.0)	(0.2)	—	—	—
Total share-based compensation expenses	862,641.4	100.0	365,752.0	100.0	225,727.2	32,278.6	100.0

The increase in our share-based compensation expenses from 2022 to 2023 was primarily due to the grant of certain restricted shares under our 2022 Equity Incentive Plan. The decrease in our share-based compensation expenses from 2023 to 2024 was primarily due to decreased amortization expenses under our 2022 Equity Incentive Plan. The decrease in our share-based compensation expenses from 2024 to 2025 was primarily due to decreased amortization expenses under our equity incentive plans.

Taxation

Under the CIT Law, which became effective on January 1, 2008 and was amended on February 24, 2017 and December 29, 2018, domestic and foreign invested companies in China are generally subject to corporate income tax at the rate of 25%. Zhejiang Jinko, Haining Jinko, Anhui Jinko and Shangrao JinkoSolar have been designated by the relevant local authorities as “High and New Technology Enterprises” (“HNTEs”) under the CIT Law. Zhejiang Jinko received the HNTE designation in 2021, which was renewed in December 2024, and is entitled to enjoy the preferential tax rate of 15% (the “Preferential Rate”) from 2024 to 2026. Haining Jinko received the HNTE designation in December 2022 and enjoyed the Preferential Rate from 2022 to 2024. Following a successful renewal in December 2025, Haining Jinko is entitled to enjoy the Preferential Rate from 2025 to 2027. Anhui Jinko was designated as an HNTE in November 2023 and enjoyed the Preferential Rate from 2023 to 2025. Shangrao JinkoSolar received the HNTE designation in October 2025 and is entitled to enjoy the Preferential Rate from 2025 to 2027. In addition, Chuxiong Jinko, Qinghai Jinko, Jinchang Jinko, Sichuan Jinko and Leshan Jinko, our operating subsidiaries, have been designated by the relevant local authorities as “Enterprises in the Encouraged Industry.” According to the “Announcement on Continuation of CIT Policies for Large-scale Development in the Western Region” published on April 23, 2020, enterprises in encouraged industries that are established in the western region of China can continue to enjoy a preferential tax rate of 15% until December 31, 2030.

Since Jiangxi Jinko’s initial public offering in 2022, the Group accrued withholding income tax on the earnings of Jiangxi Jinko, which were expected to be distributed in the future based on its distribution plan. As of December 31, 2023, we recognized deferred tax liabilities of RMB68.5 million related to the cumulative undistributed earnings of Jiangxi Jinko. As of December 31, 2024 and 2025, we did not have any deferred tax liabilities as Jiangxi Jinko was not expected to pay any cash dividends to its ordinary shareholders due to its distributable profit was negative in 2024 and 2025.

In addition, under the CIT Law, an enterprise established outside China with “de facto management bodies” within China may be considered a PRC tax resident enterprise and will normally be subject to the PRC corporate income tax at the rate of 25% on its global income. Under the Implementation Rules of the CIT Law, the term “de facto management bodies” refers to management bodies which have, in substance, overall management and control over such aspects as the production and business, personnel, accounts, and properties of the enterprise. On April 22, 2009, the STA promulgated a circular that sets out procedures and specific criteria for determining whether “de facto management bodies” for overseas incorporated, domestically controlled enterprises are located in China. However, as this circular only applies to enterprises incorporated under laws of foreign jurisdictions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC tax residents such as our company and JinkoSolar Investment. As such, it is still unclear if the PRC tax authorities would subsequently determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC tax resident enterprise, whereby our global income will be subject to PRC income tax at a tax rate of 25%.

Under the CIT Law and the Implementation Rules of the CIT Law, a withholding tax at the rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” to the extent such dividends have their source within China. Under the tax arrangement between Hong Kong and China, a reduced tax rate of 5% for dividends paid to a Hong Kong company will be applied provided that the beneficial owner of the dividends is a Hong Kong resident enterprise which directly owns at least a 25% equity interest in the PRC subsidiary. JinkoSolar Investment is our Hong Kong subsidiary. 55.59% of the equity interests in Jiangxi Jinko is owned directly by JinkoSolar Investment. If JinkoSolar Investment is not deemed a PRC tax resident enterprise and it has obtained the tax resident certificate of Hong Kong, is treated as the beneficial owner of the dividends paid by Jiangxi Jinko, Zhejiang Jinko and JinkoSolar (Shanghai) Management Co., Ltd. to JinkoSolar Investment, as the case may be, and owns such equity for at least 12 consecutive months before receiving such dividends, such dividends could be subject to a 5% withholding tax pursuant to the tax arrangement between Hong Kong and China as discussed above. According to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued on February 20, 2009, a non-resident enterprise that intends to enjoy the preferential treatment under the relevant tax agreement is required to own the requisite amount of equity of a PRC enterprise specified by the relevant tax agreement for at least 12 consecutive months before obtaining the dividends. According to the Administrative Measures for Non-Residents Enjoying Tax Treaty Benefits issued by the STA on October 14, 2019, which became effective on January 1, 2020, the application of the preferential withholding tax rate under a bilateral tax treaty is based on the self-declaration and self-determination of the non-resident. The non-resident should submit the “Information Reporting Form on Treaty Benefits for Non-Resident Taxpayers” form and compile and retain relevant documentation for future inspection. According to the Circular of the State Taxation Administration on the “Beneficial Ownership” under Tax Treaty issued by the STA on February 3, 2018, the PRC tax authorities must evaluate whether an applicant for treaty benefits in respect of dividends, interest and royalties qualifies as a “beneficial owner” on a case-by-case basis and following the “substance over form” principle. The circular sets forth the criteria to identify a “beneficial owner” and provides that an applicant that does not carry out substantial business activities, or is an agent or conduit company may not be deemed a “beneficial owner” of the PRC subsidiary and therefore may not enjoy tax treaty benefits. According to Announcement of the State Taxation Administration on Issues Concerning the Recognition of Beneficial Owners in Entrusted Investments, effective on June 1, 2014, non-residents may be recognized as “beneficial owners” and enjoy the treaty benefits for the income derived from the PRC from certain investments. According to the Announcement of the State Taxation Administration on Issues concerning the “Beneficial Owner” in Tax Treaties, which became effective in April 2018, a resident enterprise is determined as a “beneficial owner” that can apply for a low tax rate under tax treaties based on an overall assessment of several factors. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in January 2020, requires non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant form and retain materials for future possible tax inspection.

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

	2023		2024		2025
	(RMB)	(%)	(RMB)	(%)	(RMB)	US$	(%)

	(in thousands, except percentage)
Consolidated Statement of Operations
Revenues	118,678,591.0	100.0	92,256,302.0	100.0	65,497,646.0	9,366,039.0	100.0
Sale of photovoltaic Products	116,262,223.0	98.0	89,991,217.0	97.5	62,527,592.0	8,941,326.9	95.5
Sales of other solar materials	2,374,386.0	2.0	2,265,085.0	2.5	2,970,054.0	424,712.1	4.5
Sales of solar projects	41,982.0	—	—	—	—	—	—
Cost of revenues	(99,630,956.0)	(84.0)	(82,199,191.0)	(89.1)	(64,087,042.0)	(9,164,325.0)	(97.8)
Gross profit	19,047,635.0	16.0	10,057,111.0	11.0	1,410,604.0	201,714.0	2.2
Total operating expenses	(12,955,015.0)	(10.9)	(13,401,819.0)	(14.5)	(10,315,928.0)	(1,475,158.0)	(15.8)
Income/(loss) from operations	6,092,620.0	5.1	(3,344,708.0)	(3.6)	(8,905,324.0)	(1,273,444.0)	(13.6)
Interest expenses	(1,171,136.0)	(1.0)	(1,143,079.0)	(1.2)	(1,360,138.0)	(194,497.0)	(2.1)
Interest income	553,531.0	0.5	414,685.0	0.4	504,109.0	72,087.0	0.8
Subsidy income	1,175,498.0	1.0	2,448,763.0	2.7	1,146,948.0	164,011.0	1.8
Exchange (loss)/gain	938,092.0	0.8	484,364.0	0.5	7,006.0	1,002.0	—
Other income, net	26,134.0	—	308,025	0.3	(219,947.0)	(31,452.0)	(0.3)
Gain from disposal of a subsidiary			1,145,172.0	1.2	71,992.0	10,295.0	0.1
Change in fair value of contingent consideration related to disposal of a subsidiary	—	—	(656,901.0)	0.7	(364,968.0)	(52,190.0)	(0.6)
Change in fair value of foreign exchange forward contracts	(389,166.0)	(0.3)	115,312.0	0.1	(134,209.0)	(19,192.0)	(0.2)
Change in fair value of foreign exchange options	74,307.0	0.1	1,342.0	0.0	37,586.0	5,375.0	0.1
Change in fair value of convertible senior notes and call option	(31,188.0)	0	323,474.0	0.4	—	—	—
Change in fair value of Long-term Investment	221,473.0	0.2	163,492.0	0.2	33,171.0	4,743.0	0.1
Income tax expenses	(1,260,285.0)	(1.1)	(69,441.0)	(0.1)	2,220,948.0	317,591.0	3.4
Equity in income/(loss) of affiliated companies	222,674.0	0.2	(177,013.0)	(0.2)	(147,862.0)	(21,144.0)	(0.2)
Income from continuing operations, net of tax	6,452,554.0	5.4	13,487.0	0.0	(7,110,688.0)	(1,016,815.0)	(10.9)
Net income	6,452,554.0	5.4	13,487.0	0.0	(7,110,688.0)	(1,016,815.0)	(10.9)
Less: Net (income) attributable to redeemable non-controlling interests	—	—	(35,926.0)	0.0	(85,882.0)	(12,281.0)	(0.1)
Less: Net income/(loss) attributable to the non-controlling interests from continuing operations	(3,005,111.0)	(2.5)	76,979.0	0.1	2,751,476.0	393,456.0	4.2
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	3,447,443.0	2.9	54,540.0	0.1	(4,445,094.0)	(635,640.0)	(6.8)

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

2025 Compared with 2024

Revenues. Our revenues decreased by 29.0% from RMB92.26 billion in 2024 to RMB65.50 billion (US$9.37 billion) in 2025, primarily due to a decrease in average selling price of solar modules compared to 2024.

Our revenue from sales of photovoltaic products decreased by 30.5% from RMB89.99 billion in 2024 to RMB62.53 billion (US$8.94 billion) in 2025, primarily due to a decrease in average selling price of solar modules compared to 2024.

Cost of Revenues. Our cost of revenues decreased by 22.0% from RMB82.20 billion in 2024 to RMB64.09 billion (US$9.16 billion) in 2025, primarily due to a decrease in the cost of raw materials compared to 2024.

Gross Profit. Our gross profit decreased by 86.0% from RMB10.06 billion in 2024 to RMB1.41 billion (US$201.7 million) in 2025, mainly attributable to a decrease in average selling price of solar modules compared to 2024.

Our gross margin decreased from 10.9% in 2024 to 2.2% in 2025, primarily due to a decrease in average selling price of solar modules compared to 2024.

Operating Expenses. Our operating expenses decreased by 23.0% from RMB13.40 billion in 2024 to RMB10.32 billion (US$1.48 billion) in 2025, primarily due to (i) a reduction in shipping cost, driven by lower solar module shipment volumes and a decline in average freight rate in 2025, and (ii) lower employee compensation costs in 2025.

Our selling and marketing expenses decreased by 33.0% from RMB6.64 billion in 2024 to RMB 4.45 billion (US$636.6 million) in 2025, primarily attributable to a reduction in shipping cost, driven by lower solar module shipment volumes and a decline in average freight rate in 2025.

Our general and administrative expenses decreased by 28.1% from RMB4.60 billion in 2024 to RMB3.30 billion (US$472.6 million) in 2025, mainly due to lower employee compensation costs in 2025.

Our impairment of long-lived assets increased by 33.8% from RMB1.24 billion in 2024 to RMB1.66 billion (US$237.7 million) in 2025. Our impairment of long-lived assets in 2025 was primarily attributable to the obsolescence of certain production equipment, while the impairment of long-lived assets in 2024 was mainly due to the write-off of net book value of the equipment resulted from the Fire Accident in Shanxi Province, which was partially offset by the estimated insurance proceed from the Fire Accident.

Our research and development expenses remained relatively stable at RMB920.5 million in 2024 and RMB896.9 million (US$128.3 million) in 2025.

Loss from Operations. As a result of the foregoing, we recorded loss from operations of RMB8.91 billion (US$1.27 billion) in 2025, compared to loss from operations of RMB3.34 billion in 2024. Our operating loss margin was 13.6% in 2025, compared to operating loss margin of 3.6% in 2024.

Interest Expenses, Net. Our net interest expenses consist of interest expenses of RMB1.36 billion (US$194.5 million) and interest income of RMB504.1 million (US$72.1 million) in 2025. Our net interest expenses increased by 17.5% from RMB728.4 million in 2024 to RMB856.0 million (US$122.4 million) in 2025, mainly due to an increase in interest-bearing debts in 2025.

Subsidy Income. Our subsidy income decreased by 53.1% from RMB2.45 billion in 2024 to RMB1.15 billion (US$164.0 million) in 2025, primarily due to a decrease in the cash receipt of incentives to the Company’s operations in 2025.

Exchange Gain. We recognized a foreign exchange gain of RMB484.4 billion in 2024 and RMB7.0 million (US$1.0 million) in 2025, mainly due to the fluctuations in exchange rate of the U.S. dollars and euro against the Renminbi in 2025.

Other Income/(Loss), Net. We had net other loss of RMB219.9 million (US$31.5 million) in 2025, compared to net other income of RMB308.0 million in 2024. The decrease was mainly due to the changes in the fair value of financial instruments in 2025.

Gain from Disposal of a Subsidiary. We recognized a gain from the disposal of a subsidiary of RMB72.0 million (US$10.3 million) in 2025, compared to RMB1.15 billion in 2024.

Change in Fair Value of Contingent Consideration Related to Disposal of a Subsidiary. We recognized a loss from the change in fair value of contingent consideration related to the disposal of a subsidiary of RMB365.0 million (US$52.2 million) in 2025, compared to RMB656.9 million in 2024.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a loss of RMB134.2 million (US$19.2 million) from the change in fair value of foreign currency forward contracts in 2025, compared to a loss of RMB115.3 million in 2024, primarily due to fluctuations in the exchange rate of Renminbi against the U.S. dollar.

Change in Fair Value of Foreign Exchange Options. We recognized a gain of RMB37.6 million (US$5.4 million) from the change in the fair value of foreign exchange options in 2025, compared to a gain of RMB1.3 million in 2024. The change was primarily due to fluctuations in the exchange rate of U.S. dollars against the Renminbi.

Change in Fair Value of Long-term Investment. We recorded a gain from the change in fair value of long-term investment of RMB33.2 million (US$4.7 million) in 2025, compared to a gain of RMB163.5 million in 2024, primarily due to changes in the valuation of several solar technology companies in which we invested.

Income Tax (Expense)/Benefit. We recognized an income tax benefit of RMB2.22 billion (US$317.6 million) in 2025, compared with an income tax expense of RMB69.4 million in 2024, primarily due to decreased income before tax. The effective tax rate was 26.7% in 2024 and 24.2% in 2025.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net loss attributable to JinkoSolar Holding Co., Ltd. was RMB4.45 billion (US$635.6 million) in 2025, compared with a net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB54.5 million in 2024. Our net profit margin of 0.1% in 2024 turned into net loss margin of 6.8% in 2025.

2024 Compared with 2023

Revenues. Our revenues decreased by 22.3% from RMB118.68 billion in 2023 to RMB92.26 billion in 2024, primarily due to a decrease in average selling price of solar modules compared to 2023.

Our revenue from sales of photovoltaic products decreased by 22.8% from RMB116.26 billion in 2023 to RMB89.99 billion in 2024, primarily due to a decrease in average selling price of solar modules compared to 2023.

Cost of Revenues. Our cost of revenues decreased by 17.5% from RMB99.63 billion in 2023 to RMB82.20 billion in 2024, primarily due to a decrease in the cost of raw materials compared to 2023.

Gross Profit. Our gross profit decreased by 47.4% from RMB19.05 billion in 2023 to RMB10.06 billion in 2024, mainly attributable to the decrease in average selling price of solar modules compared to 2023.

Our gross margin decreased from 16.0% in 2023 to 10.9% in 2024, primarily due to the decrease in average selling price of solar modules compared to 2023.

Operating Expenses. Our operating expenses increased by 3.7% from RMB12.96 billion in 2023 to RMB13.40 billion in 2024, primarily due to (i) the write-off of the net book value of equipment resulting from the Fire Accident, which was partially offset by the estimated insurance proceeds from the Fire Accident, and (ii) an increase in the impairment loss of long-lived assets.

Our selling and marketing expenses remained relatively stable at RMB6.82 billion in 2023 and RMB6.64 billion in 2024.

Our general and administrative expenses remained relatively stable at RMB4.58 billion in 2023 and RMB4.60 billion in 2024.

Our impairment of long-lived assets increased by 93.7% from RMB640.0 million in 2023 to RMB1.24 billion in 2024, due to the write-off of net book value of the equipment resulted from the Fire Accident in Shanxi Province, which was partially offset by the estimated insurance proceed from the Fire Accident.

Our research and development expenses remained relatively stable at RMB911.9 million in 2023 and RMB920.5 million in 2024.

Income/(Loss) from Operations. As a result of the foregoing, we recorded loss from operations of RMB3.34 billion in 2024, compared to income from operations of RMB6,09 billion in 2023. Our operating profit margin was -3.6% in 2024, compared to 5.1% in 2023.

Interest Expenses, Net. Our net interest expenses consist of interest expenses of RMB1.14 billion and interest income of RMB414.7 million in 2024. Our net interest expenses increased by 17.9% from RMB617.6 million in 2023 to RMB728.4 million in 2024, mainly due to an increase in interest-bearing debts.

Subsidy Income. Our subsidy income increased by 108.4% from RMB1.18 billion in 2023 to RMB2.45 billion in 2024, primarily due to an increase in the cash receipt of incentives to the Company’s operations.

Exchange Gain. We recognized a foreign exchange gain of RMB938.1 million in 2023 and RMB484.4 million (US$66.4 million) in 2024, mainly due to the fluctuations in exchange rate of the U.S. dollars against the Renminbi.

Other Income, Net. We had net other income of RMB308.0 million in 2024, compared to net other income of RMB26.1 million in 2023. The increase was primarily due to income generated from the patent licensing in 2024.

Gain from Disposal of a Subsidiary. We recognized a gain from the disposal of a subsidiary of RMB1,145.2 million in 2024, compared to nil in 2023.

Change in Fair Value of Contingent Consideration Related to Disposal of a Subsidiary. We recognized a loss from the change in fair value of contingent consideration related to the disposal of a subsidiary of RMB656.9 million in 2024, compared to nil in 2023.

Change in Fair Value of Foreign Exchange Forward Contracts. We recognized a gain of RMB115.3 million from the change in fair value of foreign currency forward contracts in 2024, compared to a loss of RMB389.2 million in 2023, primarily due to fluctuations in the exchange rate of Renminbi against the U.S. dollar.

Change in Fair Value of Foreign Exchange Options. We recognized a gain of RMB1.3 million from the change in the fair value of foreign exchange options in 2024, compared to a gain of RMB74.3 million in 2023. The change was primarily due to fluctuations in the exchange rate of U.S. dollars against the Renminbi.

Change in Fair Value of Convertible Senior Notes. We recorded a gain of RMB323.5 million from the change in fair value of convertible senior notes in 2024, compared to a loss of RMB31.2 million in 2023, primarily due to changes in the Company’s stock price during 2024.

Change in Fair Value of Long-term Investment. We recorded a gain from the change in fair value of long-term investment of RMB163.5 million in 2024, compared to a gain of RMB221.5 million in 2023, primarily due to changes in the valuation of several solar technology companies in which we invested.

Income Tax Expense. Our income tax expense decreased from RMB1.26 billion in 2023 to RMB69.4 million in 2024, primarily due to decreased income before tax. The effective tax rate was 16.8% in 2023 and 26.7% in 2024.

Net Income attributable to JinkoSolar Holding Co., Ltd. As a result of the foregoing, our net income attributable to JinkoSolar Holding Co., Ltd. decreased from RMB3.45 billion in 2023 to RMB54.5 million in 2024. Our net profit margin decreased from 0.2% in 2023 to 0.1% in 2024.

B.	Liquidity and Capital Resources

We have financed our operations and capital expenditures primarily through equity contributions from our shareholders, the net proceeds of our equity and debt securities offerings, cash flows generated from operations, as well as short-term and long-term debt financing.

As of December 31, 2025, we had RMB20.01 billion (US$2.86 billion) in cash and cash equivalents and RMB2.93 billion (US$419.0 million) in restricted cash. Our cash and cash equivalents represent cash on hand and demand deposits with original maturities of three months or less that are placed with banks and other financial institutions. Our restricted cash represents deposits legally held by banks which are not available for general use. These deposits are held as collateral for the issuance of letters of credit and bank acceptable notes to vendors for the purchase of machinery and equipment and raw materials.

Our capital commitments primarily relate to the purchase obligations and other contractual commitments under the agreements we have entered into for the expansion and construction of our manufacturing facilities, as well as the upgrading of our production equipment. Our capital commitments amounted to RMB2.97 billion (US$424.1 million) as of December 31, 2025, of which RMB1.93 billion (US$275.5 million) will be due in 2026. We anticipate to use funds from bank borrowings, finance leasing, and capital contribution from other shareholders of our subsidiaries, as the case may be, to fulfil these capital commitments. We plan to use the remaining available cash for research and development and for working capital and other general corporate purposes.

As of December 31, 2025, we had obtained total credit facilities of RMB95.63 billion (US$13.67 billion) with various banks, of which RMB47.66 billion (US$6.82 billion) had been drawn down and RMB47.97 billion (US$6.86 billion) remained unused.

As of December 31, 2025, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB10.66 billion (US$1.52 billion). As of December 31, 2025, we had outstanding short-term borrowings of RMB10.09 billion (US$1.44 billion), RMB134.4 million (US$19.2 million), RMB426.1 million (US$60.9 million), which were denominated in Renminbi, Japanese Yen and U.S. dollar respectively, bearing a weighted average interest rate of 3.1%, 2.1%, 3.1% per annum, respectively.

As of December 31, 2023 and 2024, Jinkosolar US Holding Inc maintained a revolving loan facility from Wells Fargo Bank, National Association. In 2025, the credit facility was renewed with Wells Fargo Bank, National Association under Jinkosolar US Industries Inc. As of December 31, 2023 and 2024, obligations under the loan facility were secured by substantially all of the assets of Jinkosolar (U.S.) Holding, Inc., including accounts receivable, bank balances, inventories, property and plants etc. (the “Pledged Assets”). The amount available under the facility was generally determined and periodically updated based on a specified percentage of the Pledged Assets balances. Beginning in April 2025, the Wells Fargo credit facility has been supported solely by all assets of Jinkosolar US Industries Inc. As of December 31, 2025, approximately US$1,294,888.00 were drawn down from such revolving loan facility.

As of December 31, 2025, we have long-term borrowings (excluding the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB18.21 billion (US$2.60 billion), which bore interest at an average annual rate of 3.2%. In connection with most of our long-term borrowings, we have granted security interests over significant amounts of our assets.

As of December 31, 2025, we pledged (i) property, plant and equipment with a total net book value of RMB13.28 billion (US$1.90 billion), (ii) land use rights with a total net book value of RMB425.7 million (US$60.9 million), (iii) inventories with a total net book value of RMB486.8 million (US$69.6 million), (iv) accounts receivable with a total net book value of RMB2.04 billion (US$292.2 million) and (v) bank deposits with a total net book value of RMB548.6 million (US$78.5 million) to secure the repayment of our short-term and long-term borrowings in an aggregate amount of RMB10.33 billion (US$1.48 billion). Although we have increased our level of bank borrowings to meet our working capital requirements, capital expenditures and other cash needs, we have not experienced any difficulties in repaying our borrowings.

The relevant PRC laws and regulations permit payments of dividends by our PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC GAAP. In addition, the statutory general reserve fund requires annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends by our PRC subsidiaries. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we do not currently require any such dividends, loans or advances from our PRC subsidiaries for working capital or other funding purposes, we may in the future require additional cash resources from our PRC subsidiaries due to changes in business conditions, to fund future acquisitions and development, or to declare dividends or make distributions to our shareholders. Our net assets subject to the above restrictions were RMB23.16 billion (US$3.31 billion), representing 89.0% of our total consolidated net assets as of December 31, 2025.

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

In July 2018, we signed a JPY5.30 billion syndicated loan agreement with a bank consortium led by Sumitomo Mitsui Banking Corporation to provide working capital and support for our business operations in Japan. The loan was downsized to JPY3.00 billion after annual review in December 2021. The working capital loan is renewed annually. In June 2025, we renewed the loan with a total credit facility of JPY3.00 billion and a one-year term.

Our working capital (total current assets in excess of total current liabilities) was RMB13.77 billion (US$1.97 billion) as of December 31, 2025. Our management believes that our cash position as of December 31, 2025, the cash expected to be generated from our operations, and funds available from borrowings under our credit facilities will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months from the date of issuance of our consolidated financial statements for 2025 included in this annual report.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	2023	2024	2025
	(RMB)	(RMB)	(RMB)	(US$)

	(in thousands)
Net cash (used)/ provided by operating activities	13,826,123.3	16,850,366.0	1,081,871.0	154,708.0
Net cash used in investing activities	(15,159,670.1)	(2,902,219.0)	(5,377,366.0)	(768,952.0)
Net cash provided by financing activities	8,640,901.8	(6,268,345.0)	(758,706.0)	(108,495.0)
Net increase in cash, cash equivalents, and restricted cash	8,156,326.7	8,310,695.0	(4,799,595.0)	(686,333.0)
Cash, cash equivalents and restricted cash, beginning of the year	11,270,953.9	19,427,281.0	27,737,976.0	3,966,478.0
Cash and cash equivalents, restricted cash, end of the year	19,427,280.6	27,737,976.0	22,938,381.0	3,280,145.0

Our net cash, cash equivalents and restricted cash increased by RMB8.16 billion, RMB8.31 billion during 2023 and 2024, and decreased by RMB4.80 billion (US$686.3 million) during 2025, respectively. As of December 31, 2025, we had RMB22.94 billion (US$3.28 billion) in cash, cash equivalents and restricted cash for continuing operations.

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

Operating Activities

Net cash provided by operating activities in 2025 was RMB1.08 billion (US$154.7 million), consisting primarily of (i) an increase in accounts payable of RMB2.86 billion due to improved working capital management, and (ii) a decrease in advances to suppliers of RMB1.20 billion due to improved supply chain efficiency, partially offset by (i) an increase in inventories of RMB5.37 billion due to planned stockpiling of raw materials, and (ii) an increase in notes receivable of RMB1.20 billion due to a higher volume of customer payments settled through notes receivable.

Net cash provided by operating activities in 2024 was RMB16.85 billion, consisting primarily of (i) a decrease in accounts receivable from third party of RMB8.4 billion due to the improvement in payment collection, and (ii) a decrease in inventories of RMB2.39 billion due to the contraction of our production capacity and business scale, partially offset by (i) a decrease in accounts payable to third party of RMB4.46 billion, which was primarily in relation to our production capacity, and (ii) a decrease in advances from third party of RMB1.71 billion due to decreased business scale globally.

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

Investing Activities

Net cash used in investing activities in 2025 was RMB5.38 billion (US$769.0 million), consisting primarily of (i) the purchase of short-term investments of RMB4.22 billion, and (ii) the purchase of restricted short-term investments of RMB3.30 billion, partially offset by (i) cash collected from the maturity of restricted short-term investments of RMB2.97 billion, and (ii) cash collected from the maturity of restricted long-term investments of RMB1.00 billion.

Net cash used in investing activities in 2024 was RMB2.90 billion, consisting primarily of (i) the purchase of property, plant and equipment of RMB9.13 billion, (ii) the purchase of restricted short-term investments of RMB8.34 billion, partially offset by (i) cash collected from restricted short term investments of RMB12.85 billion, and (ii) cash collected from short term investments of RMB1.04 billion.

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

Financing Activities

Net cash used by financing activities in 2025 was RMB758.7 million (US$108.5 million), consisting primarily of consisting primarily of (i) repayment of borrowings of RMB13.75 billion, and (ii) cash payment for financial liabilities measured at FVPL of RMB2.79 billion, partially offset by (i) proceeds from bank borrowings of RMB14.94 billion, and (ii) proceeds from issuance of convertible senior notes of RMB1.76 billion.

Net cash used by financing activities in 2024 was RMB6.27 billion, consisting primarily of (i) borrowings of RMB25.18 billion, (ii) proceeds from issuance of convertible senior notes of RMB3.68 billion, partially offset by (i) repayment of borrowings of RMB22.75 billion, and (ii) decrease in notes payable from third party of RMB14.6 billion.

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

Capital Expenditures

We incur capital expenditures primarily to construct our manufacturing facilities and purchase equipment for the production of silicon wafers, solar cells and solar modules, acquire land use rights. Our capital expenditures, representing the payments that we had made, were RMB15.85 billion, RMB9.37 billion and RMB3.30 billion (US$471.9 million) in 2023, 2024 and 2025, respectively. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may face termination, late charges and other risks relating to the termination or amendment of certain equipment purchase contracts.”

Recent Accounting Pronouncements

New Accounting Standards Adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s income tax disclosures on the effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company adopted this ASU on a prospective basis for the period ended December 31, 2025.

New Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and issued subsequent amendment within ASU 2025-01 to clarify the effective date. ASU 2024-03 requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Company is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statement.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which clarify certain aspects of the guidance on hedge accounting and to address several incremental hedge accounting issues arising from the global reference rate reform initiative. The new standard is effective for fiscal years beginning after December 15, 2026. The Company is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statement.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments require that a business entity apply the guidance using one of the following transition approaches: (1) a modified prospective approach or (2) a modified retrospective approach or (3) a retrospective approach. The Company is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

We focus our research and development efforts on improving our manufacturing efficiency, enhancing the quality of our products and advancing next-generation PV technology. In recognition of our research and development capabilities, we have received various industry awards and achieved multiple technological breakthroughs over the years. In 2020, we ranked as a Top Performer for the sixth consecutive year in the 2020 PV Module Reliability Scorecard, published by PV Evolution Labs in partnership with DNV GL, and won the 6th All Quality Matters Award for PV Module Energy Yield Simulation (Mono Group) at the Solar Congress 2020 organized by TÜV Rheinland. In March 2021, our R&D Center module laboratory obtained satisfactory results in the latest national assessment of PV Modules Testing Accuracy. In December 2022, we launched our industry-leading 182 mm N-type TOPCon TigerNeo family, achieving the highest solar conversion efficiency of 23.86% for N-type TOPCon modules and the highest solar conversion efficiency of 26.4% for N-type TOPCon solar cells in the industry. In October 2023, our 182 mm N-type TOPCon solar cells achieved a maximum conversion efficiency rate of 26.89%, and our large size N-type TOPCon module achieved a maximum conversion efficiency rate of 24.76%. In June 2024, our N-type TOPCon module achieved a maximum conversion efficiency rate of 25.42%. In November 2025, our N-type TOPCon monocrystalline solar cells reached a maximum conversion efficiency rate of 27.79%. Furthermore, we made a significant breakthrough in the development of perovskite-silicon tandem N-type TOPCon cells, reaching a maximum conversion efficiency rate of 34.76% in 2025. By the end of 2025, the conversion efficiency of mass-produced solar cells incorporating multiple latest Jinko technologies has reached 27.52%.

We maintain global R&D capability, with research centers located in Haining, Zhejiang Province; Shangrao, Jiangxi Province; and Xining, Qinghai Province in China, as well as in Vietnam. As of December 31, 2025, we had 2,184 R&D staff and had built a strong patent portfolio, including 1,484 granted TOPCon patents, making us one of the world’s leading holders of TOPCon-related patents. Our TOPCon patent portfolio covers a substantial number of countries and regions, including the United States, Europe, Japan, Australia and China.

In addition to our full-time R&D team, we also involve employees from our manufacturing department to work on our research and development projects on a part-time basis. We plan to further enhance our research and development capability by recruiting additional experienced engineers specialized in the solar power industry. Certain members of our senior management spearhead our research and development efforts and set strategic directions for the advancement of our products and manufacturing processes.

We have entered into a cooperative agreement with Nanchang University in Jiangxi Province, China, and established a joint PV materials research center on the campus of Nanchang University. Under the terms of the agreement, the research center is staffed by faculty members and students in doctoral and master programs from the material science and engineering department of Nanchang University as well as our technical personnel. The research center focuses on the improvement of our manufacturing process, resolution of technical problems in our silicon wafer and solar module production process and the research and development of new materials and technologies. The research center also provides on-site technical support to us and training for our employees. Under the agreement, any intellectual property developed by the research center will belong to us. The research center has assisted us in improving the quality of our silicon wafers, including the conversion efficiency of our silicon wafers, as well as our silicon wafer production process.

We also engage other universities in our research and development efforts. In 2014, we established a long-term cooperative relationship with the State Key Laboratory of Silicon Materials of Zhejiang University and have launched a number of research and development projects since then. In 2015, we started to work with the Australian National University to explore certain cutting-edge cell technologies. In 2016, we established cooperative relationship with Sun Yat-Sen University and the National University of Singapore in the research of solar modules and solar cells, respectively. In 2017, we partnered with TÜV Rheinland, an independent provider of technical services for testing, inspection, certification, consultation and training, to develop standardized testing methods for bifacial PV technology. In 2018, we participated in three projects cooperating with Institute of Electrical Engineering of the Chinese Academy of Sciences of Zhejiang University and Nanchang University in module recycling, high-efficiency P-type poly, and N-type bifacial cell. In 2019, we signed a memorandum of understanding with Shanghai Institute of Space Power Sources to co-develop high efficiency solar cell technology for space and terrestrial applications. In the same year, we also led two national key R&D programs of China relating to the decline of the N-type multicrystalline cell industry and the recycle of end-of-life solar products.

As of the date of this annual report, we have published five articles regarding international standards and 100 articles regarding domestic standards. We have also established several national R&D platforms, including national enterprise technology centers, national post-doctoral research stations and national intellectual property demonstration enterprises. In November 2023, a wafer integrated project led by us was successfully approved as a key research and development plan of the 14th Five-Year Plan of the PRC by the Ministry of Science and Technology of the PRC.

We believe that the continual improvement of our research and development capability is critical to maintaining our long-term competitiveness. In 2023, 2024 and 2025, our research and development expenses were RMB911.9 million, RMB920.5 million and RMB896.9 million (US$128.3 million), respectively. We intend to continue to devote management and financial resources to research and development as well as to seek cooperative relationships with academic institutions to further increase the conversion efficiency rate of our solar power products, improve our product quality and lower our overall production costs.

Intellectual Property

As of December 31, 2025, we had been granted 3,559 patents, including 1,156 utility model patents, 2,340 invention patents and 63 design patents, and 2,033 pending patent applications, and we held 19 software copyrights. These patents and patent applications relate to the technologies utilized in our manufacturing processes. We intend to continue to assess appropriate opportunities for patent protection of critical aspects of our technologies. We also rely on a combination of trade secrets and employee and third-party confidentiality agreements to safeguard our intellectual property. Our research and development employees are required to enter into agreements that require them to assign to us all inventions, designs and technologies that they develop during the terms of their employment with us. For information related to intellectual property claims that we have involved, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.”

We filed trademark registration applications with the PRC Trademark Office, World Intellectual Property Organization, or WIPO, and trademark authorities in other countries and regions. As of December 31, 2025, we had been granted 767 trademarks in the PRC, such as “”, “” and “”, and 32 trademarks in Hong Kong and Taiwan, including “”, and “”.As of the same date, we also had 154 trademarks registered in WIPO, and we had pending trademark applications of 156 trademarks in 75 countries and regions, including United Kingdom, European Union, Ukraine, Moldova, Chile, Zambia, Brazil, Uruguay, South Korea, Singapore, India, Pakistan, Malaysia, Cambodia, Egypt, United States, Vietnam, Uzbekistan and Mexico. In addition, as of December 31, 2025, we held registered 14 trademarks in the United States, 18 trademarks in Canada and 16 trademarks in Europe.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported consolidated financial information not necessarily to be indicative of future operating results or financial conditions.

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

The key assumptions used in the process of estimating the impairment of long-lived assets, including sales volume, unit selling price and gross margin. The estimate of impairment for long-lived assets is sensitive to our assumptions in these factors.

For the year ended December 31, 2025, an impairment loss of RMB1.66 billion for long-lived assets were recognized which are the amounts by which the carrying values of assets exceed fair value.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers:

Name	Age	Position
Xiande Li	50	Chairman of the board of directors and chief executive officer
Xianhua Li	51	Director
Wing Keong Siew	75	Independent director
Steven Markscheid	72	Independent director
Gang Chu	62	Independent director
Haiyun (Charlie) Cao	48	Director
Mengmeng (Pan) Li	45	Chief financial officer

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

Mr. Haiyun (Charlie) Cao has been our director since December 2020. He is also a director and the Chief Executive Officer of Jinko Solar Co., Ltd. (688223.SH) He was also the deputy General Manager of Jiangxi Jinko from May 2021 to March 2026 and the chief financial officer of Jiangxi Jinko from December 2023 to March 2026. He was the chairman of the supervisory board of Jinko Power Technology Co., Ltd. (601778.SH) from June 2017 to September 24, 2025. He was our chief financial officer from September 2014 to May 2021 and our financial controller from February 2012 to September 2014. Prior to joining us, Mr. Cao served as a senior audit manager at PricewaterhouseCoopers from 2002 to 2012. Mr. Cao holds professional accounting qualifications, including AICPA and CICPA. He has a master’s degree in management science and engineering from Shanghai University of Finance and Economics in 2002 and a bachelor’s degree in accounting from Jiangxi University in 1999.

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

In 2025, we paid cash compensation in the aggregate amount of approximately RMB8.9 million (US$1.3 million) to our executive officers and directors. The total amount we set aside to provide pension, retirement or other benefits to our executive officers and directors was RMB627.6 thousand (US$89.7 thousand) in 2025.

Share Incentive Plans

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

Share Options

As of the date of this annual report, excluding the expired and cancelled options, we have granted a total of 37,708,388 restricted shares under our share incentive plans, of which a total of 11,805,704 restricted shares were outstanding.

The following table summarizes the outstanding restricted shares granted to our directors and executive officers and to other individuals as a group under our share incentive plans as of the date of this annual report, without giving effect to the restricted shares that were forfeited or cancelled, if any.

Name	Number of Shares*	Exercise Price (US$)	Grant Date	Expiration Date
Directors and officers as a group	11,782,840	N/A	January 5, 2023	N/A
Other individuals as a group	22,864	N/A	January 5, 2023	N/A

*“Number of Shares” refers to the number of restricted shares, and “Exercise Price” and “Expiration Date” are marked as not applicable (N/A).

C.	Board Practices

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office in accordance with our Third Amended and Restated Memorandum and Articles of Association. A director will be removed from office automatically if, the director (i) resigns his office by notice in writing; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) dies or becomes of unsound mind; (iv) without special leave of absence from the board, is absent from meetings of the board for six consecutive months and the board resolves that his office be vacated; (v) is prohibited by law from being a director; or (vi) ceases to be a director by virtue of any provision of the Companies Act (As Revised) of the Cayman Islands or is removed from office pursuant to our Third Amended and Restated Memorandum and Articles of Association.

Committees of the Board of Directors

We have an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

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

Terms of Directors and Executive Officers

One-third of our directors for the time being (or, if the number of our directors is not a multiple of three, the number nearest to but not greater than one-third) will retire from office by rotation at each annual general meeting. However, the chairman of our board of directors and/or our managing director will not, whilst holding such office, be subject to retirement by rotation or be taken into account in determining the number of our directors to retire in each year. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for six consecutive months and the board resolves that his office be vacated, (v) is prohibited by law from being a director or (vi) ceases to be a director by virtue of any provision of the Companies Act (As Revised) of the Cayman Islands or is removed from office pursuant to any other provision of our memorandum and articles of association.

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

As of December 31, 2023, 2024 and 2025, we had a total of 57,397, 33,830 and 26,409 employees, respectively. The decrease in our number of employees in 2025 was primarily due to the strategic adjustment of our production structure and organizational structure optimization. As of December 31, 2025, we had 26,409 full-time employees, including 15,927 in manufacturing, 2,158 in research and development, 766 in sales and marketing and 7,558 in administration. The vast majority of our employees are located in China with a small portion of employees based in Southeast Asia, the United States, Europe and other countries and regions.

We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes or any difficulty in recruiting staff for our operations. We were awarded as one of the Best Employers of both 2022 and 2023 in China by Zhaopin.com. Jiangxi Jinko was awarded as one of the winners of LinkedIn MostIn Awards for both 2022 and 2023, and one of the Most Influential Employers in both 2023 and 2024 by Haitou.cc. In September 2023, Jiangxi Jinko was awarded as Outstanding Influential Employer in Photovoltaic Intelligent Manufacturing for 2023 by BJX. In November 2023, Jiangxi Jinko was awarded as “BOLE” Valuable Employer of the Year by Enfovia.com. In December 2023, Jiangxi Jinko was awarded as Top 100 Extraordinary Employer of 2023 by Liepin.com and Best Employer Brand for Global Companies by Moka.

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

In 2025, we continued to receive several awards and recognitions for our employer branding and corporate culture. In August 2025, we received the Belonging Award from the Employer Branding Institute, were recognized as an Outstanding Employer for Influential Photovoltaic Intellectual Manufacturing by Guangfu.BJX.com.cn, and were honored with the 2025 Best Employer Award by Forbes China. In November 2025, we were recognized as a Global Graduated Magnet Employer and a Learning Organization Pioneer by LinkedIn, and we received the 2025 Best Employer Branding Award for HR Digitization from Moka. In December 2025, Shero recognized us as the Women To Watch – Women Chief Officer and the Prime Employees for Women award, and honored us with the Inclusive Workplace Excellence award. In December 2025, we were named the 2025 China Best ESG Employer by Aon, received the Best Employer Branding Practice Award, Best Brand Communication Program Award, and Best Campus Program Award at the Employer Branding Creativity Awards hosted by the Employer Branding Institute, were honored as a 2025 Extraordinary Employer by Liepin, and were recognized with the China Best Employer Award 2025 by Zhaopin.com.

Our employees are not covered by any collective bargaining agreement. In line with the expansion of our operations, we plan to hire additional employees, including additional accounting, finance and sales, marketing personnel as well as manufacturing and engineering employees.

In line with local customary practices, we have made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of the employees’ actual salaries as required, and have not made full contribution to the housing funds. We estimate the aggregate amount of unpaid social security benefits and housing funds to be RMB1.60 billion, RMB1.88 billion and RMB1.97 billion (US$281.7 million), respectively, as of December 31, 2023, 2024 and 2025. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our failure to make payments of statutory social welfare and housing funds to our employees could adversely and materially affect our financial condition and results of operations.”

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5.0% of our shares.

	Ordinary Shares
	Beneficially Owned(1)(2)
	Number	%
Directors and Executive Officers:
Xiande Li(3)(7)	44,066,758	21.0
Xianhua Li(4)(7)	10,898,184	5.2
Wing Keong Siew	*	*
Steven Markscheid	*	*
Gang Chu	*	*
Haiyun (Charlie) Cao	*	*
Mengmeng (Pan) Li	*	*
All Directors and Executive Officers as a group	57,225,506	27.3
Principal Shareholders:
Brilliant Win Holdings Limited(3)	41,974,622	20.0
Yale Pride Limited(5)	17,016,101	8.1
Zhuoling International Limited(6)	12,800,000	6.1

*Less than 1%.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 209,480,753 ordinary shares, being the number of shares outstanding as of the date of this annual report (excluding 48,571 ADSs representing 194,285 ordinary shares reserved for future grants under our share incentive plans, and the number of ordinary shares that such person or group has the right to require within 60 days by option or other agreement these shares are not included in the computation of the percentage ownership of any other person or group.
(3)	Represents (i) 41,974,622 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Brilliant Win Holdings Limited. Brilliant Win Holdings Limited is a British Virgin Islands company wholly owned by Cypress Hope Limited, a British Virgin Islands company wholly owned by Mr. Li Xiande. Mr. Xiande Li is the sole director of Brilliant Win Holdings Limited and as such has the power to vote and dispose of the ordinary shares held by Brilliant Win Holdings Limited. Therefore, Mr. Xiande Li is the beneficial owner of all our ordinary shares held by Brilliant Win Holdings Limited. The registered address of Brilliant Win Holdings Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110; and (ii) 2,092,136 ordinary shares held by Gorgeous Win Capital Limited, a British Virgin Islands company. Xiande Li holds 51% equity interest in Gorgeous Win and is also a director of Gorgeous Win. By virtue of the arrangements with respect to Gorgeous Win, Mr. Xiande Li has sole voting power and disposition power with respect to the ordinary shares held by Gorgeous Win. Therefore, Mr. Xiande Li is the beneficial owner of all ordinary shares held by Gorgeous Win. The registered address of Gorgeous Win Capital Limited is Intershore Chambers, Road Town, Tortola, British Virgin Islands. Mr. Xiande Li is a brother of Mr. Xianhua Li.

(4)	Represents 10,898,184 ordinary shares (including certain ordinary shares in the form of ADSs) held by Peaky Investments Limited. Peaky Investments Limited is a British Virgin Islands company which is wholly owned by Talent Galaxy Limited, a British Virgin Islands company wholly owned by Mr. Xianhua Li. Mr. Xianhua Li is the sole director of Peaky Investments Limited and as such has the power to vote and dispose of the ordinary shares held by Peaky Investments Limited. Therefore, Mr. Xianhua Li is the beneficial owner of all our ordinary shares held by Peaky Investments Limited. The registered address of Peaky Investments Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Xianhua Li is a brother of Mr. Xiande Li.
(5)	Represents 17,016,101 ordinary shares (including certain ordinary shares in the form of ADSs and restricted ADSs) held by Yale Pride Limited. Yale Pride Limited is a British Virgin Islands company wholly owned by Charming Grade Limited, which is in turn wholly owned by Mr. Kangping Chen. Mr. Kangping Chen is the sole director of Yale Pride Limited and as such has the power to vote and dispose of the ordinary shares held by Yale Pride Limited. Therefore, Mr. Kangping Chen is the beneficial owner of all our ordinary shares held by Yale Pride Limited. The registered address of Yale Pride Limited is Commerce House, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. Mr. Chen is the brother-in-law of Mr. Xiande Li.
(6)	Represents 12,800,000 ordinary shares in the form of ADSs held by Zhuoling International Limited. Zhuoling International Limited is a British Virgin Islands company wholly owned by Shangrao Zhuoling No. 2 Enterprise Development Center (Limited Partnership), 99.78% and 0.22% equity interest of which is in turn owned by Mr. Kangping Chen and his wife, respectively. Mr. Kangping Chen is the sole director of Zhuoling International Limited and as such has the power to vote and dispose of the ordinary shares held by Zhuoling International Limited. Therefore, Mr. Kangping Chen is the beneficial owner of all our ordinary shares held by Zhuoling International Limited. The registered address of Zhuoling International Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.
(7)	In June 2021, Mr. Xiande Li, Mr. Kangping Chen and Mr. Xianhua Li (each, the “Concert Person;” collectively, the “Concert Persons”) entered into an acting-in-concert agreement (the “Acting-in-Concert Agreement”), which is filed as an exhibit to this annual report. According to the Acting-in-Concert Agreement, the Concert Person agree to reach a common decision and act in concert on each matter with respect to business strategy, appointment/removal of directors and management, organizational operation and business operation of the Company, JinkoSolar Investment and Jiangxi Jinko. The Acting-in-Concert Agreement further provides that each of the Concert Persons agrees to vote (or cause to be voted) all of the shares that they have the power to vote or to direct the vote of in the manner agreed by the Concert Persons, or otherwise in certain circumstances that no prior agreement could be reached, designated by Mr. Xiande Li at any shareholder meeting. The Concert Persons may be deemed as a “group” for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder, and as a result such “group” would beneficially own 84,781,040 ordinary shares, which represent 40.4% of the Company’s ordinary shares outstanding as the date of this annual report.

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

None of our shareholders has different voting rights from other shareholders. We are currently not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Related party balances

The following table sets forth the outstanding amounts due from/to related parties as of December 31, 2024 and 2025.

	As of December 31,
	2024	2025

	RMB
	(in thousands)
Accounts receivable from a related party:
Accounts receivable from JinkoPower for sales of solar modules and others	436,706	175,403

Notes receivables from a related party:
Notes receivables from JinkoPower	108,638	894

Advances to related parties:
Advance to Sichuan Yongxiang for inventory purchase	203,056	—
Advance to Xinte Silicon for inventory purchase	—	1,188
Subtotal	203,056	1,188

Prepayment and other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	5,846	—
Other receivables due from JinkoPower for disposal of solar power projects	19,472	—
Other receivables for payment on behalf of Jinkosolar Energy	—	7,171
Other receivables due from Sweihan	1,561	—
Other receivables from JinkoPower for miscellaneous transactions	2,938	1,661
Subtotal	29,817	8,832

Other assets from related parties:
Long-term receivables due from Sweihan PV for long term deposit	16,960	—
Long-term receivables due from Photon Energy for disposal of Sweihan and long-term deposit	—	58,483
Subtotal	16,960	58,483

Accounts payable due to related parties:
Accounts payable due to Sichuan Yongxiang for inventory purchase	—	101
Accounts payable due to Xinte Silicon for inventory purchase	—	73,192
Accounts payable due to Zhejiang New Materials for inventory purchase	—	62,909
Subtotal	—	136,202

Notes payables due to related parties
Notes payables due to Sichuan Yongxiang for inventory purchase	380,269	76,261
Notes payables due to Xinte Silicon for inventory purchase	—	273,247
Subtotal	380,269	349,508

Other payables due to a related party:
Other payables due to JinkoPower for payments on behalf of the Company	11,069	13,174
(1)	Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

Related party transactions

Related party transactions for the year ended December 31, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025

	RMB
	(in thousands)
Revenue from sales of products and providing services to related parties
Revenue from sales of products to JinkoPower	353,420	390,339	44,017
Income of project management service provided to Sweihan PV	3,931	1,286	—
Rental services provided to JinkoPower	11,590	13,245	12,302
Management service provided to Sichuan Yongxiang	—	350	—
Subtotal	368,941	405,220	56,319

Service expenses and silicon procurement provided by related parties
Management service provided by JinkoPower	16,400	19,931	13,996
Electricity fee charged by JinkoPower	119,352	118,908	84,470
Silicon procurement from Xinte Silicon	1,537,073	421,354	234,332
Silicon procurement from Sichuan Yongxiang	—	595,558	301,942
Silicon procurement from Zhejiang New Materials	—	—	80,712
Other fees charged by JinkoPower	5,109	(2,640)	—
Equipment procurement from JinkoPower	—	—	5,639
Subtotal	1,677,934	1,153,111	721,091

Disposal of equity investment to a related party
Disposal of Sweihan to Photon Energy	—	—	85,116

Solar module transactions with JinkoPower

For the years ended December 31, 2023, 2024 and 2025, sales of solar module products to subsidiaries of JinkoPower amounted to RMB353.4 million, RMB390.3 million and RMB44.0 million, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s sales arrangements with third parties. As of December 31, 2023, 2024 and 2025, outstanding accounts and notes receivables due from JinkoPower were RMB297.7 million, RMB545.3 million and RMB176.3 million, respectively.

Rental services provided to JinkoPower

For the years ended December 31, 2023, 2024 and 2025, rental services provided to subsidiaries of JinkoPower amounted to RMB11.6 million, RMB13.2 million and RMB12.3 million, respectively.

Management service provided to Sichuan Yongxiang Technology Co., Ltd. (“Sichuan Yongxiang”)

For the years ended December 31, 2023, 2024 and 2025, management service provided to Sichuan Yongxiang amounted to nil, RMB0.4 million and nil, respectively.

Management service provided by JinkoPower

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company recorded service expenses of RMB6.8 million, RMB6.9 million and RMB2.3 million incurred in the years of 2023, 2024 and 2025, respectively. Other than the solar project management service, JinkoPower also provided other management services to the Company, amounting to RMB9.6 million, RMB13.0 million and RMB11.7 million in 2023, 2024 and 2025, respectively.

Electricity fee charged by JinkoPower

For the years ended December 31, 2023, 2024 and 2025, electricity fee charged by subsidiaries of JinkoPower amounted to RMB119.4 million, RMB118.9 million and RMB84.5 million, respectively.

Silicon procurement from Inner Mongolia Xinte Silicon Material Co., Ltd. (“Xinte Silicon”), Sichuan Yongxiang and Zhejiang New Materials Co., Ltd.(“Zhejiang New Materials”)

JinkoSolar jointly invested in Xinte Silicon and Sichuan Yongxiang in 2021 which were accounted for under the equity method. JinkoSolar holds 9% equity interest in Xinte Silicon and 15% equity interest in Sichuan Yongxiang. JinkoSolar purchased polysilicon of RMB1.54 billion, RMB421.4 million and RMB234.3 million from Xinte Silicon in 2023, 2024 and 2025, respectively. JinkoSolar purchased polysilicon of nil, RMB595.6 million and RMB301.9 million from Sichuan Yongxiang in 2023, 2024 and 2025, respectively.

In 2025, the Group entered into an equity transfer agreement with a third party to sell its 80% equity interest in Zhejiang New Materials, a wholly-owned subsidiary of the Company, at a consideration of RMB80 million. After the disposal, the Group holds 20% equity interest in Zhejiang New Materials and has the significant influence on Zhejiang New Materials. Hence, the Group recognized its retained interest in Zhejiang New Materials as long-term investment under the equity method. JinkoSolar purchased polysilicon of RMB81 million from Zhejiang New Materials during the period from October 1, 2025 to December 31, 2025.

Equipment procurement from JinkoPower

In November 2025, the Company entered into an agreement to sell its machinery and equipment located in YiWu, Zhejiang province to JinkoPower with a total carrying amount of RMB6 million.

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

Since 2011, the DOC has initiated AD and CVD investigations on crystalline silicon PV cells and modules imported from Mainland China, imposing cash deposits on relevant solar products. In May 2024, the DOC initiated AD and CVD investigations on solar cells (whether or not assembled into modules) imported from Cambodia, Malaysia, Thailand, and Vietnam. In June 2025, the DOC issued the final AD/CVD duty orders. In June 2024, the U.S. government announced the termination of Section 201 tariff exemptions for bifacial solar modules. However, bifacial module sales contracts that were signed and became effective before May 17, 2024, and could complete importation or delivery within 90 days while meeting other specified conditions, would still qualify for the tariff exemption policy. In August 2024, the U.S. government further announced an increase in the Section 201 tariff-free quota for solar cells from 5 GW to 12.5 GW. The Section 201 tariffs on solar cells expired in February 2026, after which these tariffs were no longer in place. On September 30, 2024, the Indian government initiated a new AD investigation on solar cells made in China, and concluded with no subsequent duty imposition. On April 15, 2025, Jordan’s National Production Protection Directorate (under the Ministry of Industry, Trade, and Supply) initiated an anti-dumping investigation into PV cells originating from or imported from China. The Company has participated in the investigation and is actively responding. As of the date of this annual report, the investigation remains ongoing.

We cannot rule out the risk of future cash deposit adjustments (e.g., additional payments or reduced refunds) under the AD/CVD orders. Imposition of AD and CVD orders in one or more markets may result in additional costs to us, our customers or both, which could materially adversely affect our business, financial condition, results of operations and future prospects. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We are subject to anti-dumping and countervailing duties imposed by the U.S. government. We are also subject to safeguard investigation and other foreign trade investigations initiated by the U.S. government and anti-dumping investigation and safeguard investigations initiated by governments in our other markets.”

On February 24, 2026, First Solar, Inc. (“First Solar”) requests that the U.S. International Trade Commission (“USITC”) commence an investigation into violations of Section 337 of the Tariff Act of 1930, 19 U.S.C. § 1337 against Jinko and nine other solar manufacturers with respect to certain TOPCon solar products incorporating TOPCon technology, which is alleged owned by First Solar. First Solar seeks a general exclusion order, limited exclusion order, and a cease-and-desist order. The USITC has instituted the case. On March 30, 2026, the USITC published the Notice of Institution on Federal Register (Investigation No. 337-TA-1494).

As of December 31, 2025, we did not record any liabilities for the cases above. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and we are also unable to reasonably estimate the range of any liability or reasonably possible loss, if any.

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

Dividend Policy and Dividend Distribution

We distributed a cash dividend of US$78.7 million, US$76.8 million and US$68.1 million to the holders of our ordinary shares and ADSs in December 2023, August 2024 and July 2025, respectively. We currently intend to retain our available funds and any future earnings to operate and expand our business.

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

Subject to our memorandum and articles of association and applicable laws, our board of directors has complete discretion on whether to pay dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on the ADSs, if any, will be paid in U.S. dollar.

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

Dividends received by non-corporate U.S. Holders, including individuals, generally will be subject to reduced rates of taxation if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions, dividends paid on the shares (the ADSs) will be treated as qualified dividends if (i) the shares (or the ADSs) are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of the U.S. Treasury has determined is satisfactory for purposes of this provision and that includes an exchange of information program and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”). As discussed in more detail below, based upon the composition of our assets, income and activities, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 or 2025 taxable years. The ADSs are listed on the NYSE and should be treated as readily tradable as long as they are so listed. Because the ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to ordinary shares that are not represented by ADSs may not be treated as qualified dividends. The Secretary of the U.S. Treasury has determined that the Tax Treaty satisfies the requirements for reduced rates of taxation. Accordingly, in the event that we are deemed to be a PRC tax resident enterprise under the CIT Law and if we are eligible for the benefits of the Tax Treaty, dividends we pay on the ordinary shares, regardless of whether such shares are represented by ADSs, would be eligible for the reduced rates of taxation described above (subject to the general conditions for the reduced tax rate on dividends described above). Dividends paid by us will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of ordinary shares.

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

In the event that we are treated as a PRC resident enterprise under the PRC CIT Law, and gain from the disposition of ADSs or ordinary shares may be subject to taxation in the PRC (see “People’s Republic of China Taxation,” above). A U.S. Holder generally will not be entitled to credit any PRC tax imposed on the sale or other disposition of the shares against such U.S. Holder’s U.S. federal income tax liability, except in the case of either (i) a U.S. Holder that is eligible for, and properly elects to claim, the benefits of the Tax Treaty, or (ii) a U.S. Holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Holder on the sale or other disposition of the shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if PRC tax qualifies as a creditable tax, a U.S. Holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. However, if the U.S. Holder is eligible for the benefits of the Tax Treaty, it may elect to treat such gain as foreign-source gain under the Tax Treaty. If the PRC tax is not a creditable tax or is not claimed as a credit by the U.S. Holder pursuant to the Tax Treaty, the tax would reduce the amount realized on the sale or other disposition of the ADSs or ordinary shares even if the U.S. Holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Holders should consult their tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ordinary shares or ADSs and any PRC tax imposed on sale or disposition.

Passive Foreign Investment Company

Based upon the composition of our assets, income and activities, we believe that we were not a PFIC for U.S. federal income tax purposes with respect to our 2024 or 2025 taxable years. The determination of PFIC status is a factual determination that must be made annually at the close of each taxable year. Changes in the nature of our income or assets, the manner and rate at which we spend cash that we hold, or a decrease in the trading price of the ADSs may cause us to be considered a PFIC in the current or any subsequent year. However, as noted above, there can be no certainty in this regard until the close of each taxable year.

In general, a non-U.S. corporation will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions. Passive income does not include rents and royalties derived from the active conduct of a trade or business. Cash is generally considered a passive asset for these purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ordinary shares or ADSs, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares or ADSs, as applicable. If such election is made, the U.S. Holder will be deemed to have sold the ordinary shares or ADSs the U.S. Holder holds at their fair market value on the last day of the last taxable year for which we were a PFIC and any gain from such deemed sale would be subject to the excess distribution rules described above. After the deemed sale election, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. All information filed with or furnished to the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our principal shareholders are also exempt from the reporting requirement contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

In accordance with Section 203.01 of the NYSE Listed Company Manual, we will post this annual report on Form 20-F on our website at www.jinkosolar.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

K.	Enforceability of Civil Liabilities

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

ITEM 11.               QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the consumer price index in China was 0.2%, 0.2% and 0.2% in 2023, 2024 and 2025, respectively.

Foreign Exchange Risk

Our sales in China are denominated in Renminbi and our costs and capital expenditures are also largely denominated in Renminbi. Our sales outside China are generally denominated in U.S. dollar, Euro, Australian dollar, and Japanese Yen and we also incur expenses in foreign currencies, including U.S. dollar, Japanese Yen and Euro, in relation to the procurement of silicon materials, equipment and consumables such as crucibles. In addition, we have outstanding debt obligations, and may continue to incur debts from time to time, denominated and repayable in foreign currencies. Accordingly, any significant fluctuations between the Renminbi and the U.S. dollar and other foreign currencies including Japanese Yen and Euro could expose us to foreign-exchange risk. In addition, as we expand our sales to major export markets, we expect our foreign-exchange exposures will increase.

We have entered into foreign exchange forward contracts with certain local banks to reduce volatility in our economic value caused by foreign currency fluctuations. These contracts are not designated as hedges and are marked to market at each reporting date, with changes in fair value recognized in the consolidated statements of operations. As of December 31, 2025, our foreign exchange forward contracts denominated in U.S. dollar and Euro had notional values of US$605.0 million and €215.0 million, respectively. These contracts mature within 12 months. To determine fair value of these contracts, we use a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. We had a loss relating to change in fair value of foreign exchange forward contracts recognized in earnings of RMB134.2 million (US$19.2 million) in 2025. However, we cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future in relation to unhedged foreign currency exposure or loss on our hedging instruments.

We provide credit to our overseas customers. We recorded net foreign exchange gains of RMB0.94 billion, RMB484.4 billion, RMB7.0 million (US$1.0 million) in 2023, 2024 and 2025, respectively.

The value of your investment in the ADSs will be primarily affected by the foreign-exchange rate between U.S. dollar and Renminbi. To the extent we hold assets denominated in U.S. dollar any appreciation of the Renminbi against the U.S. dollar could result in a change to our statement of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Fluctuations in exchange rates could adversely affect our results of operations.”

As of December 31, 2025, we held RMB20.01 billion (US$2.86 billion) in cash and cash equivalents, of which RMB10.10 billion (US$1.44 billion) were denominated in U.S. dollar, a 5% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of RMB504.8 million (US$72.2 million) in our cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risks relates to interest expenses incurred in connection with our short-term and long-term borrowings, and interest income generated by excess cash invested in demand deposits and liquid investments with original maturities of three months or less.

As of December 31, 2025, we had short-term borrowings (including the current portion of long-term bank borrowings and failed sale-leaseback financing) of RMB10.66 billion (US$1.52 billion). As of December 31, 2025, we had outstanding short-term borrowings of RMB134.4 million (US$19.2 million) and RMB426.1 million (US$60.9 million), which were denominated in JPY and USD, respectively, bearing a weighted average interest rates of 2.1% and 3.1% per annum, respectively. We have long-term borrowings (excluding the current portion of long-term bank borrowings and financing associated with failed sale-leaseback transactions due within one year) of RMB18.21 billion (US$2.60 billion), which bore interest at an average annual rate of 3.2% as of December 31, 2025.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for expenses we incur that are related to the administration and maintenance of the ADS facility including, but not limited to, investor relations expenses, the annual NYSE listing fees, ADS offering expenses or any other program related expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The annual reimbursement is also conditioned on certain requirements and criteria and will be adjusted proportionately to the extent such requirements or criteria are not met. For 2025, we had an annual reimbursement due from the depositary of US$59.8 thousand for legal and investor relations expenses.

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.-D.Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not applicable.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this Form 20-F.

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

	2024	2025
	(RMB)	(RMB)	(US$)

	(in thousands)
Audit Fees	6,300	7,300	1,044
Audit-related Fees	—	—	—
Tax Fees(1)	4,634	1,534	219
All Other Fees(2)	370	2,350	336
Total	11,304	11,184	1,599
(1)	“Tax Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for tax advice.
(2)	“All Other Fees” represent the aggregated fees billed in each of the fiscal year listed for professional services rendered by our independent registered public accounting firm for ESG advice and other consulting services.

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

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

(d) Maximum
Approximate
			(c) Total		Dollar Value
			Number of ADSs		of ADSs That
			Purchased		May Yet Be
			as Part of		Purchased
	(a) Total		Publicly		Under the
	Number of	(b) Average	Announced		Plans or
	ADSs	Price Paid per	Plans or		Programs (in
Period	Purchased	ADS	Programs(1)		millions)(1)
January 2025	—	—	—		—
February 2025	—	—	—		—
March 2025	—	—	—		—
April 2025	—	—	—		—
May 2025	30,635	18.00	30,635	US$	215.0
June 2025	—	—	—		—
July 2025	—	—	—		—
August 2025	—	—	—		—
September 2025	—	—	—		—
October 2025	—	—	—		—
November 2025	—	—	—		—
December 2025	—	—	—		—
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

Our compensation committee has not produced any such report.

Nominating Committee	While NYSE Standards require U.S. domestic issuers to have only independent directors on their nominating committees, we are not subject to such requirement.	Our nominating and corporate governance committee consists of two independent directors and one executive director.

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.                 DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

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

4.2

Form of Executive Service Agreement of Chief Financial Officer (incorporated by reference to Exhibit 10.27 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on January 20, 2010)

4.3	English translation of Form of Employment Agreement (incorporated by reference to Exhibit 10.28 of our Registration Statement on Form F-1 (File No. 333-164432) filed with the SEC on January 20, 2010)

4.4

English translation of Acting-in-Concert Agreement among Xiande Li, Kangping Chen and Xianhua Li (incorporated by reference to Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2023)

4.5

2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-258999) filed with the SEC on August 23, 2021 and Exhibit 4.23 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2021)

4.6

2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 of our Form S-8 (File No. 333-263307) filed with the SEC on March 4, 2022 and Exhibit 4.25 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 28, 2022)

4.7

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

11.2

Second Amended and Restated Policy on Insider Trading of the Registrant (incorporated by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-34615) filed with the SEC on April 29, 2025)

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

Date: April 29, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JinkoSolar Holding Co., Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JinkoSolar Holding Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Accrued warranty costs for solar modules

As described in Note 2(y) to the consolidated financial statements, solar modules produced by the Company are typically sold with either a 5-year or 10-year warranty for product defects, and a 10-year and 25-year warranty against declines of more than 10% and 20%, respectively, from the initial minimum power generation capacity at the time of delivery. Management applied significant judgment in estimating the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations when measuring the warranty costs. The Company’s accrued warranty costs for solar modules were RMB1,832 million as of December 31, 2025.

The principal considerations for our determination that performing procedures relating to the accrued warranty costs for solar modules is a critical audit matter are (i) the significant judgment by management in estimating the warranty costs related to the expected failure rate and the estimated replacement costs and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s estimation of warranty costs for solar modules.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of internal controls relating to the estimation of accrued warranty costs for solar modules. These procedures also included, among others (i) testing management’s process for estimation of warranty costs for solar modules, (ii) testing the appropriateness of the methodology used, and (iii) evaluating the reasonableness of the significant assumptions used by management in developing these estimates, related to the expected failure rate of the Company’s solar module products and the estimated replacement costs associated with fulfilling its warranty obligations. Evaluating whether the significant assumptions used by management were reasonable involved (i) testing historical warranty claims and settlements, (ii) evaluating the reasonableness and appropriateness of factors considered by management in estimating the expected failure rate, and (iii) testing the completeness and accuracy of the underlying data used to estimate the replacement cost.

Allowance for credit losses for accounts receivable

As described in Notes 2(i) and 9 to the consolidated financial statements, the Company’s gross accounts receivable were RMB14,518 million, for which an allowance for credit losses of RMB1,106 million was recorded as of December 31, 2025. The allowance is management’s estimate of expected credit losses on accounts receivable. Management estimated the allowance by segmenting accounts receivable into groups based on certain credit risk characteristics, including geographic region and industry. Management determined an expected loss rate for each group based on historical credit loss experience, current and future economic conditions, and lifetime for debt recovery.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses for accounts receivable is a critical audit matter are (i) the significant judgment by management in estimating the credit loss provision for accounts receivable and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s significant judgements about credit risk characteristics, current and future economic conditions, and lifetime for debt recovery. The audit effort also included the involvement of professionals with specialized skill and knowledge.

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

Impairment of Long-lived assets held for use

As described in Notes 2(t), 15, 16, 17 and 21 to the consolidated financial statements, the Company had property, plant and equipment, net of RMB36,645 million, land use rights, net of RMB2,141 million, intangible assets, net of RMB446 million, and right-of-use assets, net of RMB3,618 million as of December 31, 2025. Impairment expense was RMB881 million, nil, nil and nil for impairment of property and equipment, net, land use rights, net, intangible assets, net and right-of-use assets, net, respectively for the year ended December 31, 2025. Management performs its long-lived assets impairment assessment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. In performing this assessment, assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets. Management performs the impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group. Management’s impairment test involves significant judgments and assumptions related to sales volumes, unit selling prices and gross margin of the asset group. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset group, a loss, if any, is recognized for the difference between the fair value of an asset group and its carrying value.

The principal considerations for our determination that performing procedures relating to impairment of long-lived assets held for use is a critical audit matter are (i) the significant judgment by management, when developing the estimates of future undiscounted cash flows; (ii) a high degree of auditor judgment, subjectivity, and effort in performing the procedures and evaluating management’s significant assumptions related to sales volumes, unit selling prices and gross margin; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s long-lived assets impairment assessment. These procedures also included, among others (i) testing management’s identification of the asset groups; (ii) testing management’s process for assessing the recoverability of the carrying amounts of long-lived assets; (iii) evaluating the appropriateness of the future undiscounted cash flow models used by management; (iv) testing the completeness and accuracy of underlying data used in the undiscounted cash flow models; and (v) evaluating the reasonableness of significant assumptions used by management related to sales volumes, unit selling prices and gross margin. Evaluating management’s assumptions related to sales volumes involved comparing the assumption to historical product shipments, on-hand orders and past capacity utilization of the Company. Evaluating management’s assumptions related to unit selling prices involved comparing the assumptions to observable market data and historical selling prices of the Company. Evaluating management’s assumptions related to gross margin involved comparing the assumptions to the past performance of the Company and the observable market data on cost of raw materials. Professionals with specialized skill and knowledge were also used to assist in evaluating the appropriateness of the model, methodology and reasonableness of management’s significant assumptions.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 29, 2026

We have served as the Company’s auditor since 2008.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands, except share and per share amounts)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2 (ak))
Revenues from third parties	118,309,650	91,851,082	65,441,327	9,357,986
Revenues from related parties	368,941	405,220	56,319	8,053
Total revenues	118,678,591	92,256,302	65,497,646	9,366,039
Cost of revenues	(99,630,956)	(82,199,191)	(64,087,042)	(9,164,325)
Gross profit	19,047,635	10,057,111	1,410,604	201,714
Selling and marketing	(6,819,305)	(6,641,407)	(4,452,053)	(636,635)
General and administrative	(4,583,837)	(4,597,700)	(3,304,898)	(472,594)
Impairment of long-lived assets	(640,004)	(1,242,168)	(1,662,078)	(237,674)
Research and development	(911,869)	(920,544)	(896,899)	(128,255)
Total operating expenses	(12,955,015)	(13,401,819)	(10,315,928)	(1,475,158)
Income/(loss) from operations	6,092,620	(3,344,708)	(8,905,324)	(1,273,444)
Interest expenses	(1,171,136)	(1,143,079)	(1,360,138)	(194,497)
Interest income	553,531	414,685	504,109	72,087
Subsidy income	1,175,498	2,448,763	1,146,948	164,011
Exchange gain	938,092	484,364	7,006	1,002
Other income/ (loss), net	26,134	308,025	(219,947)	(31,452)
Gain from disposal of subsidiaries (Note8)	—	1,145,172	71,992	10,295
Change in fair value of contingent consideration related to disposal of a subsidiary (Note 8)	—	(656,901)	(364,968)	(52,190)
Change in fair value of foreign exchange forward contracts	(389,166)	115,312	(134,209)	(19,192)
Change in fair value of foreign exchange options	74,307	1,342	37,586	5,375
Change in fair value of long-term investment	221,473	163,492	33,171	4,743
Change in fair value of convertible senior notes	(31,188)	323,474	—	—
Income/ (loss) before income taxes	7,490,165	259,941	(9,183,774)	(1,313,262)
Income tax (expenses)/benefits	(1,260,285)	(69,441)	2,220,948	317,591
Equity in income/(loss) of affiliated companies	222,674	(177,013)	(147,862)	(21,144)
Net income/ (loss)	6,452,554	13,487	(7,110,688)	(1,016,815)
Less: Net (income)/loss attributable to the non-controlling interests	(3,005,111)	76,979	2,751,476	393,456
Less: Net (income) attributable to redeemable non-controlling interests	—	(35,926)	(85,882)	(12,281)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	3,447,443	54,540	(4,445,094)	(635,640)

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share-
Basic	16.60	0.26	(21.33)	(3.05)
Diluted	15.23	(1.27)	(21.33)	(3.05)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS-
Basic	66.39	1.04	(85.31)	(12.20)
Diluted	60.90	(5.06)	(85.31)	(12.20)
Weighted average ordinary shares outstanding
Basic	207,705,476	208,607,597	208,412,077	208,412,077
Diluted	226,113,084	209,981,840	208,412,077	208,412,077

Each ADS represents four ordinary shares.

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands, unless otherwise indicated)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2 (ak))
Net income/ (loss)	6,452,554	13,487	(7,110,688)	(1,016,815)
Other comprehensive income:
-Unrealized gain/(loss) on available-for-sale securities (Note 31)	18,161	(10,212)	38,883	5,560
-Reclassification of change in instrument-specific credit risk (Note 24)	(53,481)	(199,276)	—	—
-Change in instrument-specific credit risk (Note 24)	70,732	421	—	—
-Foreign currency translation adjustments	129,232	105,413	(98,732)	(14,118)
Comprehensive income/(loss)	6,617,198	(90,167)	(7,170,537)	(1,025,373)
Less: comprehensive (income)/loss attributable to non-controlling interests	(3,027,731)	46,190	2,769,028	395,966
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	3,589,467	(43,977)	(4,401,509)	(629,407)

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(In thousands, except share amounts)

	December 31, 2024	December 31, 2025
	RMB	RMB	USD
			(Note 2 (ak))
ASSETS
Current assets:
Cash and cash equivalents	25,053,762	20,008,382	2,861,161
Restricted cash	2,684,214	2,929,999	418,984
Restricted short-term investments	2,973,120	3,302,036	472,185
Short-term investments	928,322	4,185,379	598,501
Accounts receivable, net - a related party	436,706	175,403	25,082
Accounts receivable, net - third parties	13,628,852	13,411,812	1,917,864
Notes receivable - a related party	108,638	894	128
Notes receivable - third parties	3,224,739	3,676,478	525,729
Advances to suppliers - related parties	203,056	1,188	170
Advances to suppliers - third parties	2,451,093	1,324,445	189,393
Inventories, net	12,509,422	14,484,828	2,071,303
Forward contract receivables	115,220	58,923	8,426
Prepayments and other receivables - related parties	29,817	8,832	1,263
Prepayments and other current assets	4,460,594	4,900,993	700,833
Held-for-sale assets	57,502	344,553	49,270
Total current assets	68,865,057	68,814,145	9,840,292
Non-current assets:
Restricted long-term investments	1,328,201	471,573	67,434
Long-term investments	1,870,253	1,441,683	206,158
Property, plant and equipment, net	44,800,692	36,644,813	5,240,139
Land use rights, net	1,838,015	2,140,953	306,152
Intangible assets, net	461,955	445,866	63,758
Deferred tax assets	2,641,397	4,576,302	654,402
Right-of-use assets, net	448,555	3,617,900	517,353
Advances to suppliers to be utilized beyond one year	520,376	605,525	86,589
Other assets – related parties	16,960	58,483	8,363
Other assets – third parties	1,937,975	1,968,269	281,459
Available-for-sale securities	150,922	238,464	34,100
Total non-current assets	56,015,301	52,209,831	7,465,907
Total assets	124,880,358	121,023,976	17,306,199

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(In thousands, except share amounts)

	December 31, 2024	December 31, 2025
	RMB	RMB	USD
			(Note 2 (ak))
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable – related parties	—	136,202	19,477
Accounts payable - third parties	11,038,668	13,571,350	1,940,677
Notes payable - related parties	380,269	349,508	49,979
Notes payable - third parties	10,809,532	9,647,069	1,379,513
Accrued payroll and welfare expenses	2,779,196	2,645,041	378,236
Advances from third parties	5,088,596	5,316,889	760,305
Income tax payables	703,498	177,580	25,394
Forward contract payables	20,789	56,129	8,026
Lease liabilities - current	145,663	118,364	16,926
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	6,933,899	10,655,366	1,523,697
Other payables and accruals - third parties	16,572,843	12,357,464	1,767,094
Other payables and accruals - a related party	11,069	13,174	1,884
Total current liabilities	54,484,022	55,044,136	7,871,208
Non-current liabilities:
Long-term borrowings	20,643,272	18,206,905	2,603,553
Long-term payables	4,387,864	4,371,333	625,092
Accrued warranty costs - non-current	2,136,192	1,655,630	236,752
Lease liabilities - non-current	330,740	3,550,598	507,729
Convertible notes	8,605,579	10,594,637	1,515,013
Deferred tax liability	56,718	29,974	4,286
Total non-current liabilities	36,160,365	38,409,077	5,492,425
Total liabilities	90,644,387	93,453,213	13,363,633

Commitment and contingencies

Mezzanine Equity
Redeemable non-controlling interests	1,535,926	1,545,058	220,940

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 211,083,301 and 209,551,893 shares issued as of December 31, 2024 and December 31, 2025, respectively)	29	29	4
Additional paid-in capital	11,245,665	11,834,567	1,692,321
Accumulated other comprehensive income	225,141	182,844	26,146
Treasury stock, at cost; 5,574,244 and 122,540 ordinary shares as of December 31, 2024 and December 31, 2025	(216,507)	(3,970)	(568)
Retained earnings	8,644,581	3,712,661	530,904
Total JinkoSolar Holding Co., Ltd. Shareholders’ equity	19,898,909	15,726,131	2,248,807
Non-controlling interests	12,801,136	10,299,574	1,472,819
Total shareholders’ equity	32,700,045	26,025,705	3,721,626
Total liabilities, mezzanine equity and shareholders’ equity	124,880,358	121,023,976	17,306,199

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In thousands, except share amounts)

	Ordinary shares issued			JinkoSolar Holding Co., shareholders’ equity
				Accumulated
				other	Number of			Non-	Total
	Number of		Additional	comprehensive	Treasury	Treasury	Retained	controlling	shareholders’
	shares	Par value	paid-in capital	(loss)/income	Stock	Stock	earnings	interests	equity
		RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2022	204,135,029	28	9,912,931	217,563	(2,945,840)	(43,170)	6,249,883	10,666,658	27,003,893
Share-based compensation expense (Note 27)	—	—	804,004	—	—	—	—	58,638	862,642
Foreign currency exchange translation adjustment	—	—	—	110,428	—	—	—	18,804	129,232
Change in the instrument-specific credit risk (Note 24)	—	—	—	70,732	—	—	—	—	70,732
Unrealized gain on available-for-sale securities (Note 14)	—	—	—	14,342	—	—	—	3,819	18,161
Cancellation of treasury stock (Note 25)	(2,945,840)	—	(43,170)	—	2,945,840	43,170	—	—	—
Repurchase of ordinary shares (Note 25)	—	—	—	—	(1,360,000)	(79,282)	—	—	(79,282)
Vesting of restricted share units (Note 25)	5,792,846	1	(1)	—	—	—	—	—	—
Contribution from non-controlling interest shareholders	—	—	—	—	—	—	—	10,292	10,292
Net income	—	—	—	—	—	—	3,447,443	3,005,111	6,452,554
Conversion of convertible senior notes (Note 24)	2,938,412	—	300,771	(53,481)	—	—	—	—	247,290
Share of equity adjustments in an equity method investee (Note 14)	—	—	741	—	—	—	—	520	1,261
Dividend distribution (Note 33)	—	—	—	—	—	—	(559,599)	—	(559,599)
Distribution of Jiangxi Jinko’s dividend to non-controlling interest shareholders (Note 26)	—	—	—	—	—	—	—	(368,275)	(368,275)
Vesting and exercise of share options issued by Jiangxi Jinko (Note 27)	—	—	(115,554)	—	—	—	—	160,843	45,289
Conversion of convertible notes issued by Jiangxi Jinko (Note 24)	—	—	23	—	—	—	—	16	39
Repurchase of ordinary shares of Jiangxi Jinko (Note 26)	—	—	(121,369)	—	—	—	—	(178,718)	(300,087)
Balance as of December 31, 2023	209,920,447	29	10,738,376	359,584	(1,360,000)	(79,282)	9,137,727	13,377,708	33,534,142
Share-based compensation expense (Note 27)	—	—	372,833	—	—	—	—	(7,081)	365,752
Foreign currency exchange translation adjustment	—	—	—	72,586	—	—	—	32,827	105,413
Change in the instrument-specific credit risk (Note 24)	—	—	—	421	—	—	—	—	421
Unrealized loss on available-for-sale securities (Note 14)	—	—	—	(8,174)	—	—	—	(2,038)	(10,212)
Retirement of treasury stock (Note 25)	(16,812,712)	(3)	(737,736)	—	16,812,712	737,739	—	—	—
Repurchase of ordinary shares (Note 25)	—	—	—	—	(21,026,956)	(874,964)	—	—	(874,964)
Vesting of restricted share units (Note 25)	5,822,846	1	(1)	—	—	—	—	—	—
Exercise of share options (Note 25)	158,000	—	3,691	—	—	—	—	—	3,691
Contribution from non-controlling interest shareholders(Note 26)	—	—	185,662	—	—	—	—	414,555	600,217
Net income	—	—	—	—	—	—	90,466	(76,979)	13,487
Net income attributable to redeemable non-controlling interests (Note 7)	—	—	—	—	—	—	(35,926)	—	(35,926)
Conversion of convertible senior notes (Note 24)	11,994,720	2	664,441	(199,276)	—	—	—	—	465,167
Share of equity adjustments in an equity method investee (Note 14)	—	—	1,176	—	—	—	—	823	1,999
Dividend distribution (Note 33)	—	—	—	—	—	—	(547,686)	—	(547,686)
Distribution of subsidiaries’ dividends to non-controlling interest shareholders (Note 26)	—	—	—	—	—	—	—	(921,520)	(921,520)
Reversal of share options issued by Jiangxi Jinko (Note 27)	—	—	17,173	—	—	—	—	(17,173)	—
Conversion of convertible notes issued by Jiangxi Jinko (Note 24)	—	—	50	—	—	—	—	14	64
Balance as of December 31, 2024	211,083,301	29	11,245,665	225,141	(5,574,244)	(216,507)	8,644,581	12,801,136	32,700,045
Share-based compensation expense (Note 27)	—	—	225,727	—	—	—	—	—	225,727
Foreign currency exchange translation adjustment	—	—	—	(74,086)	—	—	—	(24,646)	(98,732)
Unrealized gain on available-for-sale securities (Note 14)	—	—	—	31,789	—	—	—	7,094	38,883
Retirement of treasury stock (Note 25)	(5,574,244)	(1)	(216,507)	—	5,574,244	216,507	—	—	(1)
Repurchase of ordinary shares (Note 25)	—	—	—	—	(122,540)	(3,970)	—	—	(3,970)
Vesting of restricted share units (Note 25)	4,042,836	1	(1)	—	—	—	—	—	—
Transaction with non - controlling interest shareholders (Note 26)	—	—	465,038	—	—	—	—	385,096	850,134
Net income	—	—	—	—	—	—	(4,359,212)	(2,751,476)	(7,110,688)
Net income attributable to redeemable non-controlling interests (Note 7)	—	—	—	—	—	—	(85,882)	—	(85,882)
Share of equity adjustments in an equity method investee (Note 14)	—	—	(582)	—	—	—	—	(440)	(1,022)
Dividend distribution (Note 33)	—	—	—	—	—	—	(486,826)	—	(486,826)
Expiration of share options issued by Jiangxi Jinko (Note 27)	—	—	115,218	—	—	—	—	(115,218)	—
Conversion of convertible notes issued by Jiangxi Jinko (Note 24)	—	—	9	—	—	—	—	12	21
Decrease of non - controlling interests due to pro rata capital reduction	—	—	—	—	—	—	—	(1,984)	(1,984)
Balance as of December 31, 2025	209,551,893	29	11,834,567	182,844	(122,540)	(3,970)	3,712,661	10,299,574	26,025,705

The accompanying notes are an integral part of these consolidated financial statements.

JINKOSOLAR HOLDING CO., LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(In Thousands, unless otherwise indicated)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(Note 2 (ak))
Cash flows from operating activities:
Net income/ (loss)	6,452,554	13,487	(7,110,688)	(1,016,815)
Share-based compensation charge (Note 27)	862,642	365,752	225,727	32,279
Change in fair value of foreign exchange forward contracts (Note 31)	(18,079)	(29,070)	(81,336)	(11,631)
Change in fair value of foreign exchange options (Note 31)	(74,307)	(1,342)	(37,586)	(5,375)
Change in fair value of convertible senior notes (Note 24)	31,188	(323,474)	—	—
Change in fair value of short term investments (Note 5)	1,125	(22,289)	(3,490)	(499)
Change in fair value of financial liability and profit distribution (Note 31)	793	(34,978)	155,007	22,166
Deferred income tax benefits (Note 6)	(845,403)	(1,426,182)	(1,980,350)	(283,186)
Change in fair value of long-term investment	(221,473)	(163,492)	(33,171)	(4,743)
Net settle from licensed patents income with acquired patents	(50,581)	—	—	—
Depreciation of property, plant and equipment (Note 15)	7,856,257	7,544,061	7,761,038	1,109,814
Amortization of right-of-use assets (Note 21)	172,625	146,561	106,616	15,246
Amortization of land use rights (Note 16)	38,656	40,503	40,608	5,807
Amortization of intangible assets (Note 17)	121,742	87,258	122,166	17,469
Inventory write-down (Note 12)	2,859,081	3,315,227	3,366,902	481,461
Provision for expected credit loss (Note 2(i))	182,779	138,806	261,979	37,463
Loss on disposal of equity investments (Note 5)	—	—	99,809	14,273
Loss on disposal of property, plant and equipment (Note 15)	107,829	431,542	31,248	4,468
Loss on disposal of intangible assets (Note 17)	13,900	6,217	2,064	295
Loss on early termination of lease	—	25,274	14,750	2,109
Impairment of long-lived assets (Note 2 (n), Note 15)	640,004	1,242,168	1,662,078	237,674
Equity in loss/(income) of affiliated companies	(222,674)	177,013	147,862	21,144
Gain on disposal of investment in subsidiaries (Note 8)	—	(1,145,172)	(71,992)	(10,295)
Fair value loss of contingent consideration related to disposal of a subsidiary (Note 8)	—	656,901	364,968	52,190
Exchange gain, net	(938,092)	(484,364)	(7,006)	(1,002)
Changes in operating assets and liabilities (net of impact of disposition):
Decrease/(increase) in accounts receivable – third parties	(6,809,123)	8,403,757	(186,951)	(26,734)
Decrease/(increase) in accounts receivable – related parties	(164,200)	(146,615)	273,344	39,088
Decrease/(increase) in notes receivable – third parties	2,501,251	499,663	(1,308,319)	(187,087)
Decrease/(increase) in notes receivable – related parties	281,641	(107,455)	107,743	15,407
Decrease/(increase) in advances to suppliers – third parties	(1,771,208)	2,208,529	996,825	142,544
Decrease/(increase) in advances to suppliers - related parties	50,304	(196,501)	201,868	28,867
Decrease/(increase) in inventories	(3,835,365)	2,394,623	(5,367,809)	(767,586)
(Decrease)/increase in long term payable	179,532	(193,593)	(24,914)	(3,563)
(Decrease)/increase in lease liabilities	21,474	(141,706)	(98,152)	(14,036)
(Decrease)/increase in prepayments and other receivables – related parties	(4,287)	14,053	22,888	3,273
(Increase) in prepayments and other current assets	(219,861)	(175,015)	(318,475)	(45,541)
Decrease in other assets – third parties	62,735	20,746	55,695	7,964
(Decrease)/increase in accounts payable – third parties	5,542,926	(4,462,473)	2,726,912	389,943
(Decrease)/increase in accounts payable – related parties	21,244	(21,244)	136,202	19,477
(Decrease)/increase in accrued payroll and welfare expenses	821,986	(19,768)	(133,938)	(19,153)
(Decrease)/increase in advances from – third parties	(2,274,683)	(1,709,323)	(303,074)	(43,339)
(Decrease) in advances from – related parties	(417)	(3,412)	—	—
(Decrease)/increase in income tax payables	343,849	(312,541)	(525,918)	(75,205)
(Decrease)/increase in warranty cost - non current	723,150	(9,234)	(480,562)	(68,719)
Increase in other payables and accruals – third parties	1,378,975	247,998	269,197	38,495
(Decrease)/increase in other payables and accruals – related parties	5,635	(530)	2,106	301
Net cash provided by operating activities	13,826,124	16,850,366	1,081,871	154,708

Cash flows from investing activities:
Maturity of restricted short-term investments	16,699,633	12,850,286	2,973,120	425,150
Maturity of short-term investments	—	1,042,596	962,808	137,680
Maturity of restricted long-term investments	1,378,680	572,752	997,025	142,574
Proceeds from disposal of property, plant and equipment, land use right and intangible assets	471,569	322,599	195,962	28,022
Proceeds from pro rata decrease in equity investments (Note14)	10,048	—	10,574	1,512
Proceeds from disposal of equity investments (Note 14)	—	184,683	203,948	29,164
Proceeds from insurer for fire incident (Note 13 (b))	—	—	200,000	28,600
Disposal of subsidiaries, net of cash collected/ (paid)	—	1,162,174	226,585	32,401
Cash payment for transaction cost related to subsidiary disposal	—	(17,714)	—	—
Purchase of property, plant and equipment	(15,651,932)	(9,093,271)	(3,185,741)	(455,555)
Purchase of intangible assets	(198,682)	(275,823)	(114,575)	(16,384)
Purchase of restricted short-term investments	(15,239,924)	(8,337,844)	(3,302,036)	(472,185)
Purchase of restricted long-term investments	(1,536,198)	(364,755)	(140,397)	(20,076)
Purchase of short-term investments	(1,024,820)	(924,934)	(4,216,375)	(602,934)
Proceeds from dividends from associates (Note 14)	127,363	127,072	11,805	1,688
Acquisition of a subsidiary, net of cash acquired	36,398	(36,599)	—	—
Cash paid for investment in equity securities (Note 14)	(272,305)	(5,500)	(36,974)	(5,287)
Redemption of available-for-sales securities	105,500	—	—	—
Loan to a third party	—	—	(71,554)	(10,232)
Loan repayment from a third party	—	23,459	—	—
Purchase of time deposits	—	(74,400)	(42,882)	(6,132)
Purchase of available-for-sale securities (Note 31)	(65,000)	(57,000)	(48,659)	(6,958)
Net cash used in investing activities	(15,159,670)	(2,902,219)	(5,377,366)	(768,952)

Cash flows from financing activities:
Cash payment for finance lease as lessee (Note 21)	(280,833)	(36,587)	—	—
Proceeds from exercise of share options (Note 27)	—	3,691	—	—
Proceeds from disposal of equity interests in Jiangxi Jinko (Note 26)	—	—	1,470,156	210,230
Cash settlement for financial liabilities measured at FVPL (Note 31)	—	—	(2,787,389)	(398,591)
Capital contributions from non-controlling interest holder (Note 26)	10,292	600,217	—	—
Proceeds from redeemable non-controlling interest holder (Note 7)	—	1,500,000	—	—
Proceeds from bank borrowings	19,754,288	25,182,493	14,939,426	2,136,309
Repayment of borrowings	(20,822,295)	(22,751,249)	(13,753,654)	(1,966,746)
Increase/(decrease) in notes payable - related parties	(142,500)	103,269	(30,761)	(4,399)
(Decrease)/increase in notes payable - third parties	5,209,209	(14,604,000)	(1,162,463)	(166,230)
Payment of Jiangxi Jinko’s dividend to non-controlling interest holders (Note 26)	(368,275)	(921,520)	—	—
Capital deduction from a non - controlling interest holder	—	—	(1,984)	(284)
Proceeds from issuance of Jiangxi Jinko’s convertible notes (Note 24)	4,726,048	3,679,902	1,755,532	251,038
Issuance cost paid for issuance of Jiangxi Jinko’s convertible notes (Note 24)	(31,891)	—	—	—
Proceeds from exercise of share options issued by Jiangxi Jinko (Note 27)	45,289	—	—	—
Cash payment for dividend (Note 33)	(559,599)	(547,686)	(486,826)	(69,616)
Cash payment for transaction with non - controlling interest (Note 26)	—	—	(620,023)	(88,663)
Dividend payment to redeemable non - controlling interest holder (Note 7)	—	—	(76,750)	(10,975)
Proceeds from financial liabilities measured at FVPL (Note 31)	830,540	2,398,089	—	—
Borrowings from government background funds	650,000	—	—	—
Repurchase of shares (Note 25)	(79,282)	(874,964)	(3,970)	(568)
Repurchase of ordinary shares of Jiangxi Jinko	(300,087)	—	—	—
Net cash (used in)/provided by financing activities	8,640,904	(6,268,345)	(758,706)	(108,495)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	848,969	630,893	254,606	36,406
Net increase/(decrease) in cash, cash equivalents, and restricted cash	8,156,327	8,310,695	(4,799,595)	(686,333)
Cash, cash equivalents, and restricted cash, beginning of the year	11,270,954	19,427,281	27,737,976	3,966,478
Cash, cash equivalents, and restricted cash, end of the year (Note 2(d))	19,427,281	27,737,976	22,938,381	3,280,145

Supplemental disclosure of cash flow information
Cash paid for income tax	1,783,845	1,687,782	1,044,227	149,323
Cash paid for interest expenses (net of amounts capitalized)	1,117,871	827,097	1,579,513	225,867

Supplemental disclosure of non-cash investing and financing cash flow information
Purchases of property, plant and equipment included in payables	8,404,479	9,345,121	8,102,325	1,158,617
Receivables related to disposal of property, plant and equipment and land use right (Note 13)	89,519	33,765	15,181	2,171
Offset of receivables with payables for mutual patent licensing	50,581	—	—	—
Offset of receivables with payables for acquisition of a subsidiary	—	242,511	—	—
Conversion of convertible senior notes to ordinary shares	247,290	465,167	—	—
Equity interests swap for long - term investments (Note 14)	—	—	52,550	7,515

JINKOSOLAR HOLDING CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

The following table sets forth information concerning the Company’s major subsidiaries as of December 31, 2025:

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar Investment Limited. (“JinkoSolar Investment”)	November 10, 2006	Hong Kong	100%

Jinko Solar Co., Ltd. (“Jiangxi Jinko”) (Note 25)	December 13, 2006	PRC	55.8%

Zhejiang Jinko Solar Co., Ltd. (“Zhejiang Jinko”)*	June 30, 2009	PRC	42.2%

Jinko Solar Import and Export Co., Ltd. (“Jinko Import and Export”)	December 24, 2009	PRC	55.8%

JinkoSolar GmbH (“Jinko GmbH”)	April 1, 2010	Germany	55.8%

Zhejiang Jinko Trading Co., Ltd. (“Zhejiang Trading”)*	June 13, 2010	PRC	42.2%

Yuhuan Jinko Solar Co., Ltd. (“Yuhuan Jinko”)	July 29, 2016	PRC	55.8%

JinkoSolar (U.S.) Inc. (“Jinko US”)	August 19, 2010	USA	55.8%

Jiangxi Photovoltaic Materials Co., Ltd. (“Jiangxi Materials”)	December 1, 2010	PRC	55.8%

JinkoSolar (Switzerland) AG (“Jinko Switzerland”)	May 3, 2011	Switzerland	55.8%

JinkoSolar (US) Holding Inc. (“Jinko US Holding”)	June 7, 2011	USA	55.8%

JinkoSolar Italy S.R.L. (“Jinko Italy”)	July 8, 2011	Italy	55.8%

Jinko Solar Canada Co., Ltd. (“Jinko Canada”)	November 18, 2011	Canada	55.8%

Jinko Solar Australia Holdings Co. Pty Ltd. (“Jinko Australia”)	December 7, 2011	Australia	55.8%

Jinko Solar Japan K.K. (“JinkoSolar Japan”)	May 21, 2012	Japan	55.8%

Jinko Solar (Shanghai) Management Co., Ltd. (“Shanghai Management”)	July 25, 2012	PRC	55.8%

Jinko Solar Technology Sdn.Bhd. (“JinkoSolar Technology Malaysia”)	January 21, 2015	Malaysia	55.8%

JinkoSolar International Development Limited.	August 28, 2015	Hong Kong	100%

JinkoSolar Middle East DMCC (“DMCC”)	November 6, 2016	Emirates	55.8%

JinkoSolar Trading Private Limited.	February 6, 2017	India	55.8%

JinkoSolar LATAM Holding Limited.	August 22, 2017	Hong Kong	100%

JinkoSolar (U.S.) Industries Inc.	November 16, 2017	USA	55.8%

JinkoSolar (Haining) Co., Ltd. (“Haining Jinko”)*	December 15, 2017	PRC	51.0%

Jinko Solar Korea Co., Ltd. (“Jinko Korea”)	December 3, 2018	Korea	55.8%

	Date of
	Incorporation	Place of	Percentage
Subsidiaries	/Acquisition	Incorporation	of ownership

JinkoSolar (Sichuan) Co., Ltd. (“Jinko Sichuan”) *	February 18, 2019	PRC	55.8%

JinkoSolar (Qinghai) Co., Ltd. (“Jinko Qinghai”)	April 3, 2019	PRC	55.8%

Rui Xu Co., Ltd. (“Rui Xu”)	July 24, 2019	PRC	55.8%

JinkoSolar (Yiwu) Co., Ltd. (“Jinko Yiwu”)	September 19, 2019	PRC	55.8%

Omega Solar Sdn. Bhd (Formerly named as “Jinko PV Material Supply SDN. BHD”)	September 23, 2019	Malaysia	55.8%

JinkoSolar (Vietnam) Co., Ltd.	September 26, 2019	Vietnam	55.8%

JinkoSolar (Chuzhou) Co., Ltd. (“Jinko Chuzhou”)	December 26, 2019	PRC	55.8%

JinkoSolar (Shangrao) Co., Ltd. (“Jinko Shangrao”)*	April 17, 2020	PRC	49.3%

Jinko Solar Denmark ApS	May 28, 2020	Denmark	55.8%

JinkoSolar Hong Kong Limited	August 17, 2020	Hong Kong	55.8%

Jinko Solar (Malaysia) SDN BHD (“JinkoSolar Malaysia”)	August 28, 2020	Malaysia	55.8%

JinkoSolar (Chuxiong) Co., Ltd. (“Jinko Chuxiong”)	September 25, 2020	PRC	55.8%

Shanghai Jinko Green Energy Enterprise Management Co., Ltd. (“Shanghai Green Energy Management”)	December 07, 2020	PRC	55.8%

Jinko Solar (Vietnam) Industries Company Limited.	March 29, 2021	Vietnam	55.8%

JinkoSolar (Leshan) Co., Ltd. (“Jinko Leshan”)	April 25, 2021	PRC	55.8%

JinkoSolar (Anhui) Co., Ltd. (“Jinko Anhui”)	September 3, 2021	PRC	55.8%

JinkoSolar (Yushan) Co., Ltd. (“Jinko Yushan”) *	September 26, 2021	PRC	44.6%

Fengcheng Jinko PV Materials Co., Ltd	August 11, 2021	PRC	55.8%

JinkoSolar (Feidong) Co., Ltd. (“Jinko Feidong”) *	September 23, 2021	PRC	30.7%

JinkoSolar (Jinchang) Co., Ltd. (“Jinko Jinchang”)	September 24, 2021	PRC	55.8%

JinkoSolar (Poyang) Co., Ltd. (“Jinko Poyang”)	December 1, 2021	PRC	55.8%

Shangrao Changxin Enterprise Management Center LP.	December 16, 2021	PRC	100%

Jiaxing Jinyue Phase I Venture Capital Partnership	April 26, 2022	PRC	78.2%

Shangrao Jinko PV Manufacturing Co., Ltd.	March 28, 2022	PRC	55.8%

Shangrao Guangxin Jinko PV Manufacturing Co., Ltd	March 23, 2022	PRC	55.8%

Jinko Energy Storage Technology Co., Ltd. (“Jinko Energy”)	December 6, 2022	PRC	55.8%

Jiangxi Jinko Energy Storage Co., Ltd	May 26, 2022	PRC	55.8%

Mytikas Investment Limited	June 1, 2023	Hong Kong	100.0%

Shangrao Xinyuan YueDong Technology Development Co., Ltd(Formerly named as “Shangrao Jinko Green Energy Technology Development Co., Ltd”) (“Shangrao Xinyuan”)	December 1, 2023	PRC	55.8%

Jiaxing Jinzhen Venture Capital Partnership LP	October 23, 2023	PRC	100.0%

Haining JinkoSolar Smart Manufacturing Co., Ltd	August 10, 2023	PRC	55.8%

Zhejiang Jinko Energy Storage Co., Ltd (“ZJES”) *	April 23, 2023	PRC	28.4%

Shangrao Carbon and Industrial Equity Investment Fund Center LP.** (“Shangrao CEIF”)	November 15, 2023	PRC	25.2%

Yantai Jinyi Investment Management Partnership LP.** (“Yantai Jinyi”)	July 31, 2023	PRC	21.6%

Shanxi JinkoSolar II Smart Manufacturing Co., Ltd (“Shanxi Jinko”)	June 8, 2023	PRC	55.8%

Zhejiang Jinko Battery Cell Co., Ltd.*	August 5, 2025	PRC	28.4%

*These entities are subsidiaries of Jiangxi Jinko with non-controlling interest. The percentage of ownership is the economic interest calculated as the multiple of the Company’s ownership in Jiangxi Jinko and Jiangxi Jinko’s ownership in such subsidiary.

**These entities are limited partnerships consolidated by the Group as the general partner, being established in 2023 by the Group and a group of external limited partners for investments in private companies in solar industry. As of December 31, 2024, these limited partnerships had cash and cash equivalents amounted to RMB349 million, short-term investments amounted to RMB251 million, available-for-sale securities amounted to RMB57 million, other payables and long-term payables of investments from limited partners amounted to RMB40 million and RMB446 million, respectively. As of December 31, 2025, these limited partnerships had cash and cash equivalents amounted to RMB439 million, short-term investments amounted to RMB122 million, available-for-sale securities amounted to RMB70 million, equity securities without readily determinable fair values amounted to RMB 37 million, other payables and long term payables of investments from limited partners amounted to RMB40 million and RMB456 million, respectively.

As disclosed in Note 24, in April 2023, several trust plans (“Trusts”) were set up by JinkoSolar Investment and a group of financial institutions as the trustors. These Trusts are structured vehicles consolidated by the Group, being set up for the issuance of Jiangxi Jinko’s convertible notes held by JinkoSolar Investment. As of December 31, 2024 and 2025, these Trusts had outstanding balances of financial liabilities amounted to RMB2,706 and RMB64 million (Note 19) and restricted cash amounted to RMB1,094 and RMB99 million, respectively.

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

For consolidation purpose, the financial statements of the Company’s subsidiaries whose functional currencies are other than the RMB are translated into RMB using exchange rates quoted by PBOC. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses and gains and losses are translated using the average exchange rates for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of in accumulated other comprehensive income/ (loss) in the consolidated statement of comprehensive income/ (loss).

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of PBOC, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents, time deposits at banks recorded as short-term investments, restricted short-term investments, restricted cash, restricted long-term investments and held-to-maturity debt securities recorded as long-term investments denominated in RMB amounted to RMB22,768 million and RMB18,751 million as of December 31, 2024 and 2025, respectively.

d. Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which have original maturities of three months or less.

Restricted cash represents deposits legally held by banks which are not available for the Group’s general use. These deposits are held as collateral for issuance of letters of credit or guarantee, bank acceptance notes to vendors for purchase of machinery and inventories and foreign exchange and other forward contracts.

Cash, cash equivalents and restricted cash as reported in the consolidated statement of cash flows are presented separately on our consolidated balance sheet as follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Cash and cash equivalents	25,053,762	20,008,382
Restricted cash	2,684,214	2,929,999
Total	27,737,976	22,938,381

e. Short term investments

Short term investments represent i) the time deposits at banks with original maturities longer than three months and less than one year and stated at amortized cost and ii) the investments in open-ended funds, wealth management products and structured deposits issued by financial institutions, which are measured at fair value.

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

The Company’s derivative instruments primarily consisted of foreign currency and commodity forward contracts, and foreign exchange options derivative, which are used to economically hedge certain foreign denominated assets/liabilities or raw materials procurements, and reduce, to the extent practicable, the potential exposure to the changes that exchange rates or raw material prices might have on the Company’s earnings, cash flows and financial position. As the derivative instruments do not qualify for hedge accounting treatment, changes in the fair value of forward contracts and foreign exchange options are reflected in “change in fair value of forward contracts”, and “change in fair value of foreign exchange options” of the consolidated statements of operations.

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

For the year ended December 31, 2025, the Company recorded RMB293 million expected credit loss expense in general and administrative expenses. As of December 31, 2025, the expected credit loss provision for the current and non-current assets were RMB1,182 million and RMB0.4 million, respectively. As of December 31, 2025, the expected credit loss provision for the Company’s 3rd party trade receivables were RMB1,106 million.

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

k. Advances to suppliers

The Group provides short-term and long-term advances to secure its raw material needs, which are then offset against future purchases. The Group continually assesses the credit quality of its suppliers and the factors that affect the credit risk. If there is deterioration in the creditworthiness of its suppliers, the Group will seek to recover its advances to suppliers and provide for losses on advances which are akin to receivables in operating expenses because of suppliers’ inability to return its advances. Recoveries of the allowance for advances to supplier are recognized when they are received. The Company classified short-term and long-term advances to suppliers based on management’s best estimate of the expected purchase in the next twelve-months as of the balance sheet date and the Group’s ability to make requisite purchases under existing supply contracts. The balances expected to be utilized outside of the 12 months are recorded in advances to suppliers to be utilized beyond one year. No provision of advance to suppliers was recorded for the years ended December 31, 2023, 2024 and 2025.

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

In addition, the Group analyzes its firm purchase commitments, if any, at each period end. Provision is made in the current period if the net realizable value after considering estimated costs to convert polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period. There was no provision recorded related to these long-term contracts for each of the three years ended December 31, 2023, 2024 and 2025.

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

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Decrease in net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders(in RMB thousand)	1,242,367	—	—
Decrease in basic earnings per share	5.98	—	—
Decrease in diluted earnings per share	5.49	—	—

n. Assets and liabilities held for sale

Long-lived assets to be sold are classified as held for sale when the following recognition criteria in ASC 360-10-45-9 are met:

●	Management, having the authority to approve the action, commits to a plan to sell the asset.
●	The asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.
●	An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated.
●	The sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale, within one year,
●	The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
●	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets (or disposal groups) classified as held for sale shall be measured at the lower of their carrying amount or fair value less costs to sell. If the carrying amount exceeds fair value less costs to sell, an impairment loss shall be recognized.

Disposal of a subsidiary

In 2023, Jiangxi Jinko entered into an equity transfer agreement with third parties (the “Acquirers”) to sell its 100% equity interest in a subsidiary (the “Target”), at a consideration of RMB4,300 million.

As the disposition has not yet been consummated as of December 31, 2023, the assets and liabilities of the Target were classified as held for sale with the amount of RMB 1,814 million and RMB 1,117 million, respectively. No impairment indicator was identified in relation to the held for sale assets. The disposal was consummated in February 2024. (Note 8)

Disposal of long-lived assets

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

In December 2024, Jinko Yiwu and Jinko Chuzhou entered into agreements to sell its machinery and equipment located in YiWu, Zhejiang province and ChuZhou, Anhui province to third parties with a total carrying amount of RMB57 million. Related assets were reclassified from the property, plant and equipment to assets held for sale amounted to RMB57 million as of December 31, 2024.

In December 2025, the Group entered into agreements to sell its machinery and equipment located in Sichuan, Chuxiong, Shangrao, and Anhui plants to third parties. Related assets were reclassified from the property, plant and equipment to assets held for sale with the gross carrying amount of RMB 1,163 million as of December 31, 2025. Impairment with the amount of RMB 781 million was provided against these assets based on the amount by which the carrying value of the assets held for sale exceeds its fair value.

o. Interest Capitalization

Interest expenses during the years ended December 31, 2023, 2024 and 2025 were RMB1,243 million, RMB1,204 million and RMB1,389 million, net of interest income of RMB554 million, RMB415 million and RMB504 million, respectively.

The interest cost associated with major development and construction projects is capitalized and included in the cost of the property, plant and equipment. Interest capitalization ceases once a project is substantially completed or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with a construction project, the Group capitalizes interest on amounts expended on the project at the Group’s weighted average cost of borrowings. Interest expenses capitalized associated with the construction projects are recorded in property, plant and equipment, net. For the years ended December 31, 2023, 2024 and 2025, capitalized interest expenses were RMB72 million, RMB61 million and RMB29 million, respectively.

p. Land use rights

Land use rights represent acquisition costs to purchase land use rights from the PRC and Malaysia government, which are evidenced by property certificates. The periods of these purchased land use rights are either 50 years, 70 years or 99 years. The Company classifies land use rights as long term assets on the balance sheet.

Land use rights are carried at cost less accumulated amortization and impairment losses, if any. Amortization is computed using the straight-line method over the term specified in the land use right certificate for 50 years, 70 years or 99 years, as applicable.

q. Intangible assets

Intangible assets include purchased software, intellectual property and fees paid to register trademarks and are amortized on a straight-line basis over their estimated useful lives, which are 5 to 10 years, respectively.

r. Business combination and assets acquisition

U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group has adopted ASC 805 “Business Combinations,” and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. The transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net tangible and intangible assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive income/ (loss).

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

A non-controlling interest is recognized to reflect the portion of a subsidiary’s equity which is not attributable, directly or indirectly, to the Company. Consolidated net income on the consolidated statements of operations and comprehensive income/ (loss) includes the net income (loss) attributable to non-controlling interests when applicable. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows when applicable.

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

t. Impairment of long-lived assets

The Group’s long-lived assets include property, plant and equipment, land use rights, right - of - use assets and intangible assets with finite lives. The Group’s business requires heavy investment in manufacturing equipment that is technologically advanced but can quickly become significantly under-utilized or rendered obsolete by rapid changes in demand for solar power products produced with those equipment.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that carrying amount of an asset may not be recoverable. Factors considered important that could result in an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets and significant negative industry or economic trends. In performing impairment assessment, assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other groups of assets. Management performs the impairment assessment by comparing the undiscounted cash flow expected to be generated from the usage and eventual disposal of the asset group and the carrying value of the asset group. The impairment test involves significant judgment and assumptions related to sales volumes, unit selling prices and gross margin of the asset groups. If the total of the expected undiscounted future net cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the difference between the fair value of the asset and its carrying value. Fair value is generally measured based on either quoted market prices, if available, or discounted cash flow analyses.

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

For the contracts with retainage terms signed and executed before the adoption date of January 1, 2018, as 90%~95% of the revenue was recognized before the date of initial application, which is considered to be substantial, management concluded that these contracts have been completed before the adoption date, and as the company has elected to apply the modified retrospective adoption method only to contracts that were not completed as of January 1, 2018, no cumulative effect related to these retainages is recognized as an adjustment to the opening balance of retained earnings. The revenue recognized upon collection of these retainage amounts is recognized under ASC 605, the prior revenue recognition standard, with the amount of RMB7 million, nil and RMB15 million in 2023, 2024 and 2025.

The total amounts of retainage that were not recognized as revenue were RMB16 million, RMB16 million and RMB1 million as of December 31, 2023, 2024 and 2025, respectively.

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

Practical expedients and exemption

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2023, 2024 and 2025, no incremental cost was capitalized as assets.

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

w. Segment report

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

The following table presents total revenues for the years ended December 31, 2023, 2024, and 2025 by geographic region, based on the customer country of invoicing (RMB in thousands):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Inside China	45,418,257	31,212,181	22,588,614
The Americas	21,640,478	22,535,516	12,303,917
Europe	21,731,240	13,624,895	8,608,626
Asia Pacific	19,431,642	1,771,391	13,436,711
Rest of the world	10,456,974	23,112,319	8,559,778
Total revenues	118,678,591	92,256,302	65,497,646

The following table presents long-lived assets, which include property, plant and equipment and lease assets as of December 31, 2024 and 2025 by geographic region, based on the physical location of the assets (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Inside China (including Hong Kong and Taiwan)	37,437,289	36,454,844
Asia Pacific	6,799,419	5,524,713
The Americas	1,011,787	869,390
Rest of the world	752	585
Total	45,249,247	42,849,532

x. Cost of revenue

Cost of revenue for sales of photovoltaic products includes production and indirect costs, as well as cost for raw materials purchase, depreciation and amortization of assets associated with the production and provision for inventories.

y. Warranty cost

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

For the years ended December 31, 2023, 2024 and 2025, due to the decrease in average selling price of solar modules, the Group reversed previous years’ recorded warranty liability of RMB387 million, RMB989 million and RMB1,141 million, with a corresponding decrease to selling and marketing expenses, respectively.

The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs–non-current, respectively, which reflect the Group’s estimation of the timing of when the warranty expenditures will likely be made. For the years ended December 31, 2023, 2024 and 2025, warranty costs accrued for the modules delivered in the periods before the increase/reversal due to updated project replacement cost were RMB1,349 million, RMB1,246 million and RMB802 million, respectively. The utilization of the warranty accruals for the years ended December 31, 2023, 2024 and 2025 were RMB222 million, RMB277 million and RMB199 million, respectively.

Movement of accrued warranty cost for solar modules

The following table summarizes the movement of accrued warranty cost for solar modules (RMB in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
At beginning of year	1,641,721	2,381,254	2,361,596
Additions	1,348,516	1,245,880	802,051
Utilization	(222,073)	(276,554)	(198,606)
Reversal to selling and marketing expense	(386,910)	(988,984)	(1,132,838)
At end of year	2,381,254	2,361,596	1,832,203

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

-Warranty for Energy Storage Solution (“ESS”) products

ESS products of the Group are typically sold with a 5 years warranty for product defects. For the year ended December 31, 2024, due to limited warranty claim history, the Group estimates related warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review and accrues the equivalent of 3% of gross revenues of ESS products sales as a warranty liability to accrue the estimated cost of related warranty obligations. As of December 31, 2025, based on the Group’s accumulated historical warranty claim data and updated benchmarking against its competitors, the Group revised its accounting estimate for the warranty accrual rate from 3% to 1.5% of gross revenues of ESS products sales and reversed previous years’ recorded warranty liability of RMB8 million. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group began the sales of ESS products in the fourth quarter of 2022 and has not experienced any material warranty claims to-date. The warranty costs were classified as current liabilities under other payables and accruals, and non-current liabilities under accrued warranty costs – non-current, respectively, which reflect the Company’s estimate of the timing of when the warranty expenditures will likely be made.

For the years ended December 31, 2023, 2024 and 2025, warranty costs accrued for the energy storage system delivered in the periods were RMB23 million, RMB19 million and RMB1 million, respectively. The utilization of the warranty accruals for the years ended December 31, 2023, 2024 and 2025 were nil, RMB2 million and RMB3 million, respectively.

Movement of accrued warranty cost for ESS products

The following table summarizes the movement of accrued warranty cost for ESS products (RMB in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
At beginning of year	2,254	25,440	43,040
Additions	23,186	19,165	1,411
Utilization	—	(1,565)	(3,224)
Reversal to selling and marketing expense	—	—	(7,725)
At end of year	25,440	43,040	33,502

Saved as accrued warranty cost for solar modules and ESS products, no significant warranty for solar cells, silicon wafers and other solar materials products defects.

z. Shipping and handling

Costs to ship products to customers are included in selling and marketing expenses in the consolidated statements of operations. Costs to ship products to customers were RMB4,226 million, RMB4,425 million and RMB2,840 million for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The accounting for uncertain tax positions requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Group’s policy is to recognize, if any, tax related interest as interest expenses and penalties as general and administrative expenses. As of December 31, 2024 and 2025, there were no uncertain tax positions.

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, restricted short-term and long-term investments, available-for-sale securities, long-term investments, accounts and notes receivable, foreign exchange and other forward contract receivables, other receivables, prepayments and other current assets, accounts and notes payable, other payables and accruals, foreign exchange and other forward contract payables, lease liabilities, short-term borrowings, long-term borrowings, long-term payables, convertible senior notes and convertible notes.

The foreign exchange and other forward contract receivables and payables, equity securities applying fair value option, available-for-sale debt securities, financial liabilities are measured at fair value and convertible senior notes issued by the Company are measured at fair value (Note 31). The Group measures the equity method investments at fair value on a non-recurring basis only if an impairment charge were to be recognized. For those equity investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge was recognized. Except for these financial instruments and long-term borrowing, the carrying values of the Group’s other financial instruments approximated their fair values due to the short-term maturity of these instruments. The carrying amount of long-term borrowing approximates their fair value due to the fact that the related interest rates approximate rates currently offered by financial institutions for similar debt instruments of comparable maturities.

When the fair value option is elected for financial liabilities, changes in fair value due to changes in instrument-specific credit risk will be recognized separately in other comprehensive income/ (loss). As the Company elected to measure its convertible senior notes issued in 2019 in their entirety at fair value, the portion of the total change in the fair value of the convertible senior notes that results from a change in the instrument-specific credit risk is presented separately in other comprehensive income/ (loss). The gains or losses attributable to changes in instrument-specific credit risk were benchmarked by the portion of the total change in fair value that excluding the amount resulting from a change in a risk-free rate.

af. Government grants

Government grants related to technology upgrades and enterprise development are recognized in earnings when received. For the years ended December 31, 2023, 2024 and 2025, the Group received financial subsidies of RMB1,175 million, RMB2,449 million and RMB1,562 million from the local PRC government authorities, respectively. These subsidies were non-recurring, not refundable and with no conditions related to specific use or disposition of the funds, attached. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy is determined at the discretion of the relevant government authorities.

Government grants related to assets are initially recorded as deferred revenue which are then deducted from the carrying amount when the assets are ready for use and approved by related government. The Company received government grant related to assets of RMB2,827 million, RMB1,553 million and RMB959 million for the years ended December 31, 2023, 2024 and 2025, respectively.

ag. Repurchase and retirement of share

When the Company’s shares are purchased for retirement, the excess of the purchase price over its par value is recorded entirely to additional paid-in capital subject to the limitation of the additional paid in capital when the shares were originally issued. When the Company’s shares are acquired for purposes other than retirement, the purchase price is shown separately as treasury stock.

When the Company’s treasury stock is retired, the excess of the purchase price over its par value is allocated between additional paid-in capital and retained earnings in accordance with ASC 505-30. If a portion of the excess is allocated to additional paid-in capital, it shall be limited to the sum of (i) all additional paid-in capital arising from previous retirements and net gains on sales of treasury stock of the same issue, and (ii) the pro rata portion of additional paid-in capital, voluntary transfers of retained earnings, capitalization of stock dividends, and so forth, on the same issue.

During the year ended December 31, 2023, 2024 and 2025, given the repurchase price paid in excess of par value was lower than the pro rata portion of additional paid-in capital arising from same issue, the Group allocated all the excess into “additional paid-in capital” amounted to RMB43, RMB738 million and RMB217 million, respectively.

ah. Earnings per share

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

aj. Other comprehensive income/ (loss)

Other comprehensive income/ (loss) is defined as the change in equity during a period from non-owner sources. The Company’s other comprehensive income/ (loss) for each period presented is comprised of foreign currency translation adjustment of the Company’s foreign subsidiaries, fair value changes of the Company’s debt securities, changes in instrument-specific credit risk of financial liabilities using fair value option and reclassification of change in instrument-specific credit risk.

ak. Convenience translation

Translations of balances in the consolidated balance sheet, consolidated statement of operation, consolidated statement of comprehensive income/ (loss) and statement of cash flows from RMB into United States dollars (“USD” or “US$”) as of and for the year ended December 31, 2025 are solely for the convenience of readers and were calculated at the rate of RMB6.9931 to USD1.00, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2025, or at any other rate.

al. Recent accounting pronouncements

New Accounting Standards Adopted

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s income tax disclosures on the effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company adopted this ASU on a prospective basis for the period ended December 31, 2025. Refer to Note 6, Taxation for the inclusion of new disclosures required.

New Accounting Standards Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, and issued subsequent amendment within ASU 2025-01 to clarify the effective date. ASU 2024-03 requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. A reporting entity is required to 1) disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil and gas-producing activities (DD&A) (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e); 2) include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same disclosure as the other disaggregation requirements; 3) disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, and 4) disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact of this ASU on the Group’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20). The amendments in this ASU clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Company is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statement.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which clarify certain aspects of the guidance on hedge accounting and to address several incremental hedge accounting issues arising from the global reference rate reform initiative. The new standard is effective for fiscal years beginning after December 15, 2026. The Company is in the process of evaluating the impact of the amendments on the Group’s consolidated financial statement.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). ASU No. 2025-10 establishes guidance on the recognition, measurement, and presentation of government grants received by business entities. The guidance is effective for annual reporting periods beginning after December 15, 2029, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The amendments require that a business entity apply the guidance using one of the following transition approaches: (1) a modified prospective approach or (2) a modified retrospective approach or (3) a retrospective approach. The Company is in the process of assessing the impact of the amendments on the Group’s consolidated financial statements.

3.    REVENUES

The Group’s revenues for the respective periods are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Sales of photovoltaic products	116,262,223	89,991,217	62,527,592
Sales of other solar materials	2,374,386	2,265,085	2,970,054
Sales of solar projects	41,982	—	—
Total	118,678,591	92,256,302	65,497,646

In December 2023, the Company received contingent payments in cash related to its sales of solar projects and recognized revenue of RMB42 million.

4.    INTEREST EXPENSES

Components of interest expenses are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Interest expenses	1,242,793	1,203,871	1,389,014
Less: Interest capitalization	(71,657)	(60,792)	(28,876)
Total	1,171,136	1,143,079	1,360,138

5.    OTHER INCOME/(LOSS), NET

Components of other income, net are detailed as follows (RMB in thousands):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Change in fair value of financial liabilities related to Trusts (Note 24)	—	34,978	(144,832)
Loss from disposal of equity investments (Note 14)	—	—	(99,809)
Change in fair value of other financial liabilities (Note 31)	—	—	(10,175)
Donations	(25,791)	(17,926)	(36,631)
Income from licensed patents (a)	50,581	295,966	—
Fair value gains from short - term investments	1,125	22,289	3,490
Others	219	(27,282)	68,010
Total	26,134	308,025	(219,947)
(a)	The Group entered into patent licensing agreements to grant third party licensees non-exclusive, irrevocable licenses under the licensed patents to make, use or sell solar products. As the patents licensed out by the Group have significant standalone functionality and the licensees could use the licenses as they exist at a point in time, these patents licensed out by the Group were classified as functional intellectual properties, and therefore, income from these licensing arrangements were recognized at a point in time that control of the licenses are transferred to the licensees. Since the patent licensing did not present the Group’s ongoing major or central operations, management recorded the licensing income in “Other income, net”.

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

Zhejiang Jinko, Haining Jinko, Shangrao Jinko III and Jinko Anhui were designated by the relevant local authorities as “High and New Technology Enterprises” under the CIT Law. Jinko Anhui was designated by the relevant local authorities as a “High and New Technology Enterprise” in November 2023, and enjoys the preferential tax rate of 15% from 2023 and 2025. Zhejiang Jinko was designated by the relevant local authorities as a “High and New Technology Enterprise” in 2024, and enjoys the preferential tax rate of 15% from 2024 to 2026. Shangrao Jinko III and Haining Jinko were designated by the relevant local authorities as a “High and New Technology Enterprise” in October and December 2025, respectively, and enjoy the preferential tax rate of 15% from 2025 to 2027.

Jinko Jinchang, Jinko Sichuan, Jinko Leshan, Jinko Qinghai and Jinko Chuxiong was designated by the relevant local authorities as an “Enterprise in the Encouraged Industry” and were subject to a preferential tax rate of 15% since 2021 till 2030.

Under the CIT Law, 10% withholding income tax (“WHT”) will be levied on foreign investors for dividend distributions from foreign invested enterprises’ profit earned and gains from disposal of foreign subsidiaries after January 1, 2008. For certain treaty jurisdictions such as Hong Kong which has signed double tax arrangement with the PRC, the applicable WHT rate could be reduced to 5% if foreign investors directly hold at least 25% shares of invested enterprises at any time throughout the 12-month period preceding the entitlement to the dividends and they are also qualified as beneficial owners to enjoy the treaty benefit. Deferred income taxes are not provided on undistributed earnings of the Company’s subsidiaries that are intended to be permanently reinvested in China.

Since Jiangxi Jinko’s initial public offering in 2022 (Note 26), the Group provided withholding income tax for the earnings of Jiangxi Jinko, which are expected to be distributed in the future based on its distribution plan. As of December 31, 2024 and 2025, the Group recognized deferred tax liabilities of nil and nil, related to the cumulative undistributed earnings of Jiangxi Jinko.

The cumulative undistributed earnings of the Company’s PRC subsidiaries intended to be permanently reinvested totaled RMB11,866 million, RMB10,330 million and RMB7,401 million as of December 31, 2023, 2024 and 2025 respectively, and the amount of the unrecognized deferred tax liability on the indefinitely reinvested earnings was RMB593 million, RMB516 million and RMB370 million as of December 31, 2023, 2024, 2025 respectively.

Hong Kong

The Company’s subsidiaries established in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% on its assessable profit.

Japan

Jinko Japan is incorporated in Japan and is subject to corporate income tax at 37.6%.

Korea

Jinko Korea is incorporated in Korea and is subject to corporate income tax at 23.1% in 2023, 10% in 2024 and 10% in 2025.

European Countries

Jinko Switzerland is incorporated in Switzerland and according to its current business model where it employs limited staff and generates income exclusively from trading activities conducted outside Switzerland, is subject to a combined federal, cantonal and communal tax rate of 10% in 2023, 12% in 2024 and 12% in 2025.

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

JinkoSolar US performed an IRA Advanced Manufacturing Production Tax Credit analysis pursuant to Internal Revenue Code Section 45X for the year ended December 31, 2023,2024 and 2025, and determined that JinkoSolar US and subs has US5.0 million(equivalents to RMB35 million),US25 million(equivalents to RMB180 million) and US146 million (equivalents to RMB1,018 million) qualified Section 45X credit for the year ended December 31, 2023,2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, RMB13 million, RMB67 million and RMB97 million qualified Section 45X tax credit were used to deduct current income tax expenses, respectively. In 2025, the Group entered into agreements to sell related tax credit assets with the carrying amount of USD128 million (equivalents to RMB897 million) with a consideration of USD120 million(equivalents to RMB839 million) (Note 13(c)). The net excess of the carrying amount of the tax credit assets over the consideration, being approximately RMB58 million, was recorded as income tax expenses. As of December 31, 2024 and 2025, RMB 135 million and RMB 159 million of qualified Section 45X tax credit is recorded as deferred tax asset, respectively.

Malaysia

Jinko Malaysia is subject to corporate income tax at 24%.

JinkoSolar Malaysia Technology was originally entitled to a five-year 70% tax exemption and was subject to corporate income tax at 7% from 2023 to 2027, under the pioneer status (PS) incentive scheme as a company engaged in producing high technology products identified by the Malaysian Investment Development Authority (MIDA). In 2024, JinkoSolar Malaysia Technology did not meet the requirements for the tax incentive and could not enjoy the tax exemption since 2024. JinkoSolar Malaysia Technology is subject to corporate income tax at 24% since 2024.

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

Under the legislation, the Group is liable to pay a top-up tax for the difference between their GloBE effective tax rate per jurisdiction and the 15% minimum rate. Among all entities within the group, Jinko Vietnam may have significant top-up tax impact under Pillar Two rule. Jinko Vietnam is the key operation entity located in Vietnam and it has been entitled to 100% tax exemption for 4 years from 2023 to 2026 with 0% local effective tax rate for 2024. Therefore, the Group accrued a top-up tax with 15% tax rate based on the profit before tax of Jinko Vietnam for Jinko Vietnam according to the legislation for the year ended December 2024. For the year ended December 31, 2025, Jinko Vietnam was loss making, hence nil top-up tax was provided accordingly.

As these legislative changes develop and expand, the Group expects to continue to monitor the changes and evaluate their potential impact to its results of operations.

As the Company generates substantially all of its income (loss) from its PRC operations, the following information is based mainly on PRC statutory income tax rate.

Composition of Income Tax Expense

Income before income taxes for the years ended December 31, 2023, 2024 and 2025 were taxed within the following jurisdictions (RMB in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Pre-tax income/(loss) from domestic (PRC) entities	9,798,930	(1,123,109)	(11,814,969)
Pre-tax income/(loss) from foreign (non-PRC) entities	(2,308,765)	1,383,050	2,631,195
Income/(loss) before income taxes	7,490,165	259,941	(9,183,774)

For the year ended December 31, 2025, income tax (expenses)/benefits amounted to RMB1,649,032, RMB757,188, RMB(264,448) and RMB79,176 in Chinese Mainland, United States, Hong Kong and other jurisdictions, respectively.

Reconciliation of the differences between statutory tax rate and the effective tax rate

As described in Note 2(al), in the current period, the Company adopted ASU 2023-09 on a prospective basis. A reconciliation of the PRC statutory income tax rate to the Company’s effective tax rate for the year ended December 31, 2025, pursuant to the disclosure requirements of ASU 2023-09,is as follows:

	For the year ended December 31, 2025
	RMB	%
PRC statutory income tax rate*	2,295,944	25.0
Foreign Tax Effects
United States
—Statutory tax rate difference between United States and PRC	(14,068)	(0.2)
—Qualified Section 45X credit	960,225	10.5
—Other permanent differences	(251)	(0.0)
Malaysia
—Statutory tax rate difference between Malaysia and PRC	(4,930)	(0.1)
—Change in valuation allowance	(105,067)	(1.1)
Other foreign Jurisdictions	(138,409)	(1.5)
Effect of cross-border tax laws	(243,257)	(2.6)
Change in valuation allowance	(197,160)	(2.1)
Effect of tax holiday for subsidiaries	(321,027)	(3.5)
Effects of changes in rates enacted in the current period	(40,797)	(0.4)
Nontaxable or Nondeductible Items
—Tax deductions for research and development costs	129,225	1.4
—Other permanent differences	(99,480)	(1.2)
Effective tax rate	2,220,948	24.2

A reconciliation of the differences between statutory tax rate and the effective tax rate for the years ended December 31, 2024 and 2023, pursuant to previous disclosure requirements, is as follows:

	For the year ended December 31,
	2023	2024
	%	%
PRC statutory income tax rate*	25.0	25.0
Effect of permanent differences:
—Share-based compensation expenses	0.6	(3.3)
—Change in fair value of convertible senior notes	0.1	31.3
—Accrued payroll and welfare expenses	0.1	0.1
—Change of enacted tax rate and preferential tax benefit	(1.4)	(80.8)
—Other permanent differences	(0.3)	93.3
Difference in tax rate of subsidiaries outside the PRC	2.4	(43.4)
Effect of tax holiday for subsidiaries	(10.7)	(189.5)
U.S. tax credits	(0.5)	(71.8)
Change in valuation allowance	1.5	265.8
Effective tax rate	16.8	26.7

*The Company generates substantially all of its income (loss) from its PRC operations for the years ended December 31, 2023, 2024 and 2025.

Other permanent differences including tax preferences in 2023, 2024 and 2025 were mainly due to the additional income tax deduction amounting of RMB184 million, RMB125 million and RMB129 million for R&D costs approved by local tax bureau in the second quarter of 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, substantially all the amounts of current and deferred income tax expense are attributable to the PRC and US entities.

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Current income tax expenses	(2,105,688)	(1,495,623)	(465,784)
Deferred income tax benefit	845,403	1,426,182	2,686,732
Income tax (expenses)/benefits, net	(1,260,285)	(69,441)	2,220,948

The aggregate amount and per share effect of reduction of CIT for certain PRC subsidiaries as a result of tax holidays are as follows (RMB in thousands, except for per share data):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
The aggregate amount of effect*	797,930	492,489	321,027
Per share effect—basic	3.84	2.36	1.54
Per share effect—diluted	3.53	2.35	1.54

* Decrease of the aggregated amount of effect in 2025 was mainly attributable to the lower profit generated by the Group’s PRC subsidiaries with preferential tax rates.

Cash paid for income taxes, net of refunds, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31,2025 is as follows:

For the year ended
December 31,2025
RMB
PRC taxes	751,930
Non-PRC taxes
—Vietnam	192,546
—United States	83,041
—Others	16,710
Total income taxes paid, net	1,044,227

Significant components of assets/liability (RMB in thousands)

	As of December 31,
	2024	2025
	RMB	RMB
Net operating losses	1,079,204	3,389,532
Accrued warranty costs	540,349	389,597
Provision for inventories, accounts receivable, other receivable	479,786	418,916
Timing difference for subsidiary income	1,045,870	933,042
Timing difference for countervailing duties	18,534	23,226
Impairment for property, plant and equipment	153,889	392,179
US tax credits	134,942	159,458
Other temporary differences	435,293	501,021
Total deferred tax assets	3,887,867	6,206,971
Less: Valuation allowance	(1,047,994)	(1,328,577)
Less: Deferred tax liabilities in the same tax jurisdiction	(198,476)	(302,092)
Deferred tax assets	2,641,397	4,576,302

Timing difference for property, plant and equipment	(191,196)	(208,825)
Other temporary differences	(63,998)	(123,241)
Total deferred tax liabilities	(255,194)	(332,066)
Less: Deferred tax assets in the same tax jurisdiction	198,476	302,092
Deferred tax liabilities	(56,718)	(29,974)

Movement of valuation allowance (RMB in thousands)

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
At beginning of year	(243,141)	(357,198)	(1,047,994)
Current year additions	(222,649)	(744,084)	(492,555)
Utilization and reversal of valuation allowances	108,592	53,288	211,972
Decrease of valuation allowances related to the disposal of a subsidiary	—	—	—
At end of year	(357,198)	(1,047,994)	(1,328,577)

Valuation allowances were determined by assessing both positive and negative evidence and have been provided on the net deferred tax asset due to the uncertainty surrounding its realization. As of December 31, 2024 and 2025, valuation allowances of RMB1,048 million and RMB1,329 million were provided against deferred tax assets because it was more likely than not that such portion of deferred tax will not be realized based on the Group’s estimate of future taxable incomes of all its subsidiaries. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowances will result in a non-cash income statement benefit when those events occur. Due to the financial performance and profitable condition of certain subsidiaries, the Company has determined that the future taxable income of those subsidiaries is sufficient to realize the benefits of such deferred tax assets. As a result, the Company reversed the valuation allowance of RMB109 million, RMB53 million and RMB212 million in 2023, 2024 and 2025.

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

In 2025, Zhejiang Jinko declared and paid dividends of RMB316 million, among which RMB77 million was distributed to the Company’s redeemable non-controlling interest shareholder.

As of December 31, 2025, the carrying amount of the redeemable non-controlling interests after the attribution of net income of Zhejiang Jinko which is lower than the expected redemption value, hence, additional accretion with the amount of RMB 21 million was made by management.

Movement of redeemable non-controlling interests of Zhejiang Jinko are presented as follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
At beginning of year	—	1,535,926
Recognition of redeemable non-controlling interest	1,500,000	—
Dividend distribution	—	(76,750)
Net income attribution to redeemable non-controlling interests	35,926	85,882
At end of year	1,535,926	1,545,058

8.    DISPOSAL OF SUBSIDIARIES

FY2024

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

In November 2025, the Acquirers made total repayment of RMB 156 million, including RMB144 million of the second instalment and RMB12 million of overdue interests. RMB19 million change in fair value gain related to the receivable was recorded in “Change in fair value of contingent consideration related to disposal of a subsidiary” for the year ended December 31, 2025. As of December 31, 2025, total carrying amount of the receivables were RMB901 million, among which RMB200 million was expected to receive within one year and was recorded in “Prepayments and other current assets” (Note 13) and the remaining RMB701 million was expected to receive beyond one year and were recorded in “Other assets” (Note 18).

As at December 31, 2024 and 2025, the Group carried out an assessment of the fair value of the contingent receivable ground in the business forecast of the Target for the years from 2024 to 2027 with the key assumption of the price of silicon rods determined based on the prevailing market prices. Based on such assessment, management estimated the Target will incur a cumulative loss around RMB213 million and RMB468 million from 2024 to 2027, respectively. Hence, the Group additionally recognized RMB576 million and RMB384 million fair value losses in “Change in fair value of contingent consideration related to disposal of a subsidiary” for the year ended December 31, 2024 and 2025 and recorded related liabilities in “Other payable and accruals” as at December 31, 2024 and 2025, respectively. (Note 19).

For the year ended December 31, 2024 and 2025, the Group recognized RMB657 million and RMB365 million fair value losses in “Change in fair value of contingent consideration related to disposal of a subsidiary”, respectively.

FY2025

For the year ended December 31, 2025, the Group entered into an equity transfer agreement with a third party to sell its 80% equity interest in Zhejiang New Materials Co., Ltd.(“Zhejiang New Materials”), a wholly -owned subsidiary whose primary business was the manufacturing and sale of photovoltaic materials, at a consideration of RMB80 million. Disposal gain with the amount of RMB 72 million was recognized in “Gain from disposal of subsidiaries” upon consummation of the disposal in September 2025.

9.    ACCOUNTS RECEIVABLE, NET — THIRD PARTIES

Components of accounts receivables, net-third parties are detailed as follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Accounts receivables - current	14,458,262	14,517,697
Allowance for credit losses - current	(829,410)	(1,105,885)
Accounts receivable, net - current	13,628,852	13,411,812

As of December 31, 2024 and 2025, accounts receivable with net book value of RMB646 million and RMB2,043 million were pledged as collateral for the Group’s borrowings (Note 20).

The following table summarizes the activity in the allowance for credit losses related to accounts receivable – current for the year ended December 31, 2023, 2024 and 2025:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
At beginning of year	584,127	685,231	829,410
Addition	181,771	257,924	307,405
Reversal	(76,956)	(113,745)	—
Write off	(3,711)	—	(30,930)
At end of year	685,231	829,410	1,105,885

10.    NOTES RECEIVABLE, NET – THIRD PARTIES

Components of notes receivables, net-third parties are detailed as follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Notes receivable	3,224,739	3,676,478
Provision for notes receivable	—	—
Notes receivable, net	3,224,739	3,676,478

As of December 31, 2024 and 2025, notes receivable with net book value of RMB372 million and RMB nil were pledged as collateral for the issuance of bank acceptance notes.

11.    ADVANCES TO SUPPLIERS– THIRD PARTIES

Advance to suppliers – third parties were as follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Advances to suppliers - current	2,451,093	1,324,445
Advances to suppliers – non-current	520,376	605,525
Advances to suppliers	2,971,469	1,929,970

As of December 31, 2024 and 2025, advances to suppliers with term of less than 1 year mainly represent payments for procurement of recoverable silicon materials, virgin polysilicon and solar cells and the Group has delivery plan with the respective suppliers to receive the materials in the next twelve months.

As of December 31, 2024 and 2025, non-current advances to suppliers primarily represent upfront payments for procurement of silicon materials of which related good delivery is scheduled beyond one year.

There were no provisions recorded against advances to suppliers for the years ended December 31, 2023, 2024 and 2025.

12.    INVENTORIES

The Company’s inventories are consisted of the follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Raw materials	3,342,833	5,299,211
Work-in-progress	1,949,539	2,124,282
Finished goods	7,217,050	7,061,335
Total	12,509,422	14,484,828

Write-down of the carrying amount of inventory to its estimated net realizable value was RMB2,859 million, RMB3,315 million and RMB3,367 million for the years ended December 31, 2023, 2024 and 2025, respectively, and were recorded as cost of revenues in the consolidated statements of operations. Inventory write downs were mainly related to the inventories whose market value is lower than their carrying amount.

As of December 31, 2024 and 2025, inventories with net book value of RMB2,600 million and RMB 487 million were pledged as collateral for the Group’s borrowings (Note 20).

13.    PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets are consisted of the follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Value-added tax deductible (a)	2,627,263	3,161,251
Insurance recoverable related to the fire incident (b)	757,353	557,353
Prepayment for income tax and deferred charges	285,051	203,273
Receivables related to disposal of a subsidiary (Note 8)	106,000	200,000
Receivables related to disposal of IRA tax credit (c)	—	196,761
Deposit for customer duty, bidding and others	159,675	153,928
Loan receivables due from third parties	63,727	121,381
Prepayment of electricity and others	229,196	96,338
Prepaid insurance premium	77,646	64,647
Prepaid leasehold improvements and other assets	90,450	56,125
Receivables related to disposal of land use rights and property, plant and equipment (d)	33,765	15,181
Refund receivable of U.S. countervailing duties and anti-dumping duties	6,767	13,562
Receivables related to discount from a supplier	4,629	4,154
Deferred issuance cost for convertible notes (Note 24)	5,457	—
Others	82,019	124,433
Less: Allowance for credit losses	(68,404)	(67,394)
Total	4,460,594	4,900,993
(a)	Value-added tax deductible represented the balance that the Group can utilize to deduct its value-added tax liability within the next 12 months.
(b)	In April 2024, a fire broke out in Shanxi Jinko, a newly established subsidiary of Jiangxi Jinko located in Shanxi province (the “Incident”). As of the date of the Incident, Shanxi Jinko’s manufacturing workshop was still under construction and the carrying amount of construction in progress (all equipment) were approximately RMB1,671 million. Shanxi Jinko maintained insurance coverage for properties and manufacturing equipment and has started the process to make the relevant insurance claims.

Management performed two-step impairment assessment, assisted by an independent 3rd party valuer, for the long-lived assets held and used in Shanxi Jinko, and concluded the Incident resulted in a total impairment loss of RMB1,436 million including RMB1,406 million impairment loss of construction in progress and RMB30 million impairment loss of raw materials.

Although the amount of claim settlement is subject to further verification by the insurer, based on discussions with the insurance agent and review of the policy by in-house experts, management concludes that it has a covered loss under the insurance policy and it is probable the insurer will settle the claim for at least RMB757 million. Hence, in 2024, the Group recognizes reduction in the net book value of the equipment and inventory of RMB1,406 million and RMB30 million, respectively and recognize an asset in “Prepayments and other current assets” of RMB757 million for the probable recovery of its losses. Management also recorded impairment loss amounted to RMB679 million, representing total impairment losses of RMB1,436 million offsetting by the insurance recovery amounted to RMB757 million. In November 2025, the Group received RMB 200 million of the insurance claim from the insurer.

(c)	For the year ended December 31, 2025, the Group entered into certain agreements to sell IRA related tax credits in its US subsidiary with aggregate carrying amounts of USD128 million with total considerations of USD120 million(equivalents to RMB839 million). The Group received USD 92 million(equivalents to RMB 642 million) in 2025 under those agreements. As of December 31, 2025, the remaining receivable balance was USD28 million(equivalents to RMB 197 million), which was fully collected subsequently in February 2026.
(d)	Represented the receivables related to disposition of certain equipment for the purpose of upgrading manufacturing facilities and receivables related to disposition of certain land use rights.

The following table summarizes the activity in the allowance for credit losses related to prepayments and other current assets for the year ended December 31, 2023, 2024 and 2025 (RMB in thousands):

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
At beginning of year	8,118	79,585	68,404
Addition	71,467	—	—
Reversal	—	(11,181)	(933)
Write off	—	—	(77)
At end of year	79,585	68,404	67,394

14.    INVESTMENTS AND AVAILABLE-FOR-SALE SECURITIES

The Group’s investments are consisted of the follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
-Debt investments

Available-for-sale securities	150,922	238,464
Held-to-maturity debt securities recorded as long-term investments	74,400	117,282

-Equity investments recorded as long-term investments

Investments accounted for under the equity method	899,362	698,437
Equity securities with readily determinable fair values	542,024	347,169
Equity securities without readily determinable fair values	257,095	216,795
Equity securities applying fair value option	97,372	62,000
Subtotal	1,795,853	1,324,401

Total available-for-sale securities	150,922	238,464
Total long-term investments	1,870,253	1,441,683

-Debt investments

Available-for-sale securities

The Company’s available-for-sale debt investments mainly include investments with preferential rights including, but not limited to, redemption rights and liquidation preference etc. Available-for - sale debt securities are reported at estimated fair value with the aggregate unrealized gains and losses, net of tax, reflected in other comprehensive income/(loss). As at December 31, 2024 and 2025, fair value of investments in debt securities was RMB151 million and RMB238million, respectively. Unrealized loss of RMB10 million and gain of RMB39 million was recognized in other comprehensive income/(loss) for the years ended December 31, 2024 and 2025, respectively (Note 31).

Held-to-maturity debt securities

Held-to-maturity debt securities represent time deposits with fixed interest rate at commercial banks with original maturities longer than one year.

-Equity investments

Investments accounted for under the equity method.

SweihanSolar Holding Company Limited

On February 26, 2017, JinkoSolar signed a shareholder agreement with AxiaPower Holdings B.V. (“Axia”) to jointly invest in and establish a company named SweihanSolar Holding Company Limited (“SSHC”) to hold 40% equity interest of Sweihan PV Power Company P.J.S.C (“the Project Company” or “Sweihan PV”), which develops and operates solar power projects in Dubai. In April 2019, JinkoSolar made pro rata additional capital injection to SSHC with the amount of RMB295 million. JinkoSolar holds 50% equity interest in the SSHC and accounts for its investment using the equity method. JinkoSolar’s share of SSHC’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB2 million, RMB0.4 million and RMB6 million for the years ended December 31, 2023, 2024 and 2025, respectively. The Group received dividend in cash from SSHC with the amount of RMB9 million, RMB11 million and RMB12 million during the years of 2023, 2024 and 2025, respectively, which were recorded as reductions of the carrying amount of the investment. In 2023, 2024 and 2025, JinkoSolar made pro rata decrease of its investment in SSHC with the amount of RMB10 million, nil and nil respectively, which was recorded as a reduction of the carrying amount of the investment.

In April 2025, the Group reached agreement to dispose all its equity interests in SSHC to Photon Energy Holding Limited (“Photon Energy”), a related party with a total consideration of USD12 million (equivalents to RMB85 million), among which, USD4 million, USD4 million and USD4 million would be paid in 2025, 2028 and 2030, respectively. Difference between the carrying amount of the investment and the discounted consideration with the amount of RMB 11 million was recognized in “Other income/(loss), net”. In June 2025, the Company received the first installment of USD4 million(equivalents to RMB27 million).

The net carrying value of this investment was RMB79 million and nil as of December 31, 2024 and 2025, respectively.

Inner Mongolia Xinte Silicon Material Co., Ltd. (“Xinte Silicon”)

On June 18, 2021, JinkoSolar signed a shareholder agreement with Xinte Energy Co., Ltd. and JA Solar Co., Ltd to jointly invest in and establish a company named Xinte Silicon to produce polysilicon materials. JinkoSolar made capital injection in cash with the total amount of RMB315 million during the year of 2021. JinkoSolar holds 9% equity interest in Xinte Silicon. JinkoSolar can exercise significant influence on Xinte Silicon and accounts for its investment using the equity method. JinkoSolar’s share of Xinte Silicon’s results of operations is included in equity income/(loss) in affiliated companies in the Group’s consolidated statements of operations, with an income of RMB217 million, a loss of RMB90 million and a loss of RMB93 million for the years ended December 31, 2023, 2024 and 2025, respectively. The Group also recorded its proportionate share of Xinte Silicon’s equity gains/(losses) for additional paid – in capital of RMB1 million gains, RMB1 million gains and RMB0.3 million losses for the years ended December 31, 2023, 2024 and 2025, respectively. JinkoSolar purchased polysilicon of RMB1,537 million, RMB421 million and RMB234 million from Xinte Silicon during the years ended December 31, 2023, 2024 and 2025, respectively. RMB35 million profit, RMB2 million profit and RMB0.7 million loss in connection with these transactions with Xinte Silicon was eliminated for the years ended December 31, 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, the Group received dividend in cash from Xinte Silicon with the amount of RMB118 million, RMB116 million and nil which were recorded as reductions of the carrying amount of the investment. The carrying value of this investment was RMB429 million and RMB336 million as of December 31, 2024 and 2025.

Sichuan Yongxiang Technology Co., Ltd. (“Sichuan Yongxiang”)

On November 3, 2021, JinkoSolar signed a shareholder agreement with Beijing Jingyuntong Technology Co., Ltd. and Sichuan Yongxiang Co., Ltd to jointly invest in and establish a company named Sichuan Yongxiang to produce polysilicon materials. JinkoSolar made capital injection in cash with the total amount RMB 450 million in 2022 and holds 15% equity interest in Sichuan Yongxiang. JinkoSolar can exercise significant influence on Sichuan Yongxiang and accounts for its investment using the equity method. JinkoSolar’s share of Sichuan Yongxiang’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB6 million, RM658 million and RMB46 million for the year ended December 31, 2023, 2024 and 2025, respectively. JinkoSolar purchased polysilicon of nil, RMB596 million and RMB302 million from Sichuan Yongxiang during the years ended December 31, 2023, 2024 and 2025, respectively. Loss amounted to nil, RMB2 million and RMB1.2 million in connection with these transactions with Sichuan Yongxiang was eliminated for the years ended December 31, 2023, 2024 and 2025, respectively. The Group also recorded its proportionate share of Sichuan Yongxiang’s equity gains/(loss) for additional paid – in capital of nil, RMB1 million gain and RMB1 million loss for the years ended December 31, 2023, 2024 and 2025, respectively. The carrying value of this investment was RMB386 million and RMB339 million as of December 31, 2024 and 2025, respectively.

Jiaxing Minhe Equity Investment Partnership Enterprise(Limited Partnership) (“Jiaxing Minhe”)

On January 10, 2024 JinkoSolar signed a shareholder agreement with third party partnerships to establish an investment limited partnership named Jiaxing Minhe to conduct investment activities. JinkoSolar made capital injection in cash with the total amount RMB5 million in 2024 and holds 5% equity interests in Jiaxing Minhe. JinkoSolar can exercise significant influence on Jiaxing Minhe and accounts for its investment using the equity method. The carrying value of this investment was RMB5 million and RMB5 million as of December 31, 2024 and 2025, respectively.

Zhejiang New Materials

As disclosed in Note 8, the Group disposed 80% of its equity interests in Zhejiang New Materials on September 30, 2025 (the “Disposal Date”). Upon completion of the disposal, the Group still holds 20% equity interests and have significant influence in Zhejiang New Materials. Hence, the Group recorded its remaining investment in Zhejiang New Materials under the equity method. JinkoSolar’s share of Zhejiang New Materials’ results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB1 million, during the period from the Disposal Date to December 31, 2025. JinkoSolar purchased polysilicon of RMB81 million from Zhejiang New Materials during the period from the Disposal Date to December 31, 2025. Profit amounted to RMB1.1 million, in connection with these transactions with Zhejiang New Materials, was eliminated. The carrying value of this investment was RMB19 million as of December 31, 2025.

Jinkosolar Energy Manufacturing Company(“Jinkosolar Energy”)

On October 11, 2025, JinkoSolar signed a shareholder agreement with third party partnerships to establish an entity named Jinkosolar Energy to manufacture and sales of solar modules products in Saudi Arabia. JinkoSolar made capital injection in cash with the total amount of SAR0.2 million (approximately equivalents to RMB0.4 million) in 2025 and holds 40% equity interests in Jinkosolar Energy. JinkoSolar could exercise significant influence on Jinkosolar Energy and accounts for the investment using the equity method. JinkoSolar’s share of Jinkosolar Energy’s results of operations is included in equity (loss)/income in affiliated companies in the Group’s consolidated statements of operations, with a loss of RMB0.4 million, during the period from October 11, 2025 to December 31, 2025. The carrying value of this investment was nil as of December 31, 2025.

Equity securities without readily determinable fair values

As of December 31, 2024 and 2025, the Company’s equity investments without readily determinable fair value primarily consist of small, noncontrolling investments in companies for which the Company has equity ownership but cannot exert significant influence. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost as adjusted for observable price changes and impairments.

The balance of equity securities without readily determinable fair values were RMB257 million and RMB217 million as of December 31, 2024 and 2025, respectively. Re-measurement gain being recognized in connection with equity investments accounted for using the measurement alternative for the years ended December 31, 2023, 2024 and 2025 were RMB21 million, RMB38 million and nil, respectively.

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

In October 2024, the Company disposed 50% of its equity interests in one of the Company’s equity investments without readily determinable fair value, Wuxi Songci Electromechanical Co., Ltd. (“Wuxi Songci”), with total consideration of RMB25 million and recognized RMB19 million disposal gain in change in fair value of long - term investment. Upon the completion of the transaction, the Company owned 2.5% of the total equity interests in Wuxi Songci, and the remaining investment in Wuxi Songci was remeasured according to the transaction price and recognized RMB19 million fair value gain in Change in fair value of long term investment.

In June 2025, the Company made pro rata decrease of its investment in Ningxia XN automation equipment Co., Ltd. and received RMB11 million consideration. Based on the observable price changes, the Company recognized RMB2 million gain in change in fair value of long-term investment.

In July 2025, the Company invested RMB15 million in Songyan Power (Beijing) Technology Co., Ltd.(“Songyan Power”) to acquire 1.62% of its equity interests.

In August 2025, the Company invested RMB22 million in Star Energy Maoye (Guangdong) Photovoltaic Technology Co., Ltd. (“Star Energy”) to acquire 9% of its equity interests. In October 2025, the Company invested RMB8 million in Jiangxi Raoxin New Energy Materials Co., Ltd (“Raoxin New Energy”), to acquire 8.27% of its equity interests.

In August 2025, the Company disposed all of its 1.33% equity interests in Ipotisedge Co., Ltd.(“Ipotisedge”), with total consideration of RMB34 million, and recognized RMB17 million loss in change in fair value of long-term investment. In October 2025, the Company disposed its 2.49% equity interest in Wuxi Songci with consideration of RMB36 million, and recognized RMB12 million gain in change in fair value of long-term investment.

Equity securities with readily determinable fair values

The Company’s investments in equity securities with readily determinable fair value primarily represent the Company’s equity interests in Lifecome Biochemical Co., Ltd (“Lifecome”) and Laplace Renewable Energy Technology Co., Ltd.(“Laplace”), two A share listed companies.

In 2023, the Group purchased ordinary shares of Lifecome with total consideration of RMB180 million.

In April 2025, the Company entered into agreement with Lifecome and Raoxin New Energy, pursuant to which, the Company agreed to exchange 3,856,463 ordinary shares of Lifecome for (a) 8.27% equity interest in Raoxing New Energy with the fair value of RMB8 million and (b) an interest-free loan of RMB44 million due from Raoxin New Energy. The transaction was consummated in November 2025. Given the price of the shares of Lifecome increased during the period from April to November 2025, the Company recognized RMB110 million disposal losses related to the transaction in “Other income/(loss), net”.

In October and December 2025, the Company disposed part of its ordinary shares of Laplace with total consideration of RMB92 million.

As of December 31, 2024 and 2025, total fair value of the equity securities in Lifecome and Laplace was RMB542 million and RMB347 million, respectively. Change in fair value income of RMB 150 million, RMB257 million and RMB58 million was recorded for the years ended December 31, 2023, 2024 and 2025, respectively.

Equity securities applying fair value option

In June 2022, the Group made capital injection in cash with the amount of RMB77 million in a private company based in China and owns 2.98% equity interests. The Group irrevocably elected fair value option to initially and subsequently measure the investment in the private company in its entirety at fair value with changes in fair value recognized in earnings. In 2025, the Company disposed 0.5% of its equity interests with consideration of RMB15 million.

As at December 31, 2024 and 2025, fair value of the equity securities was RMB97 million and RMB62 million, respectively. Change in fair value income of RMB50 million, loss of RMB131 million and loss of RMB20 million were recorded for the years ended December 31, 2023, 2024 and 2025, respectively.

15.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment used in continuing operation and related accumulated depreciation are as follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Buildings	20,391,168	18,993,771
Machinery and equipment	35,143,702	31,907,826
Motor vehicles	200,709	189,046
Furniture, fixture and office equipment	811,491	860,360
	56,547,070	51,951,003
Less: Accumulated depreciation	(14,700,713)	(16,155,118)
Subtotal	41,846,357	35,795,885
Construction in progress	2,954,335	848,928
Property, plant and equipment, net	44,800,692	36,644,813

Depreciation expenses were RMB7,856 million, RMB7,544 million and RMB7,761 million for the years ended December 31, 2023, 2024 and 2025, respectively.

For the years ended December 31, 2023, 2024 and 2025, the Group disposed certain equipment with the net book value amounting of RMB290 million, RMB944 million and RMB151 million and recognized disposal loss amounted to RMB108 million, RMB432 million and RMB31 million, respectively.

Construction in progress primarily represents the construction of new production line. Costs incurred in the construction are capitalized and transferred to property and equipment upon completion, at which time depreciation commences.

For the years ended December 31, 2023, 2024 and 2025, the Group recorded total impairment losses of RMB640 million, RMB1,242 million and RMB881 million, respectively. The total impairment losses consist: (i) in the years ended December 31, 2023, 2024 and 2025, full impairment were provided against the property, plant and equipment of certain permanently shut-down manufacturing plants with the amount of RMB640 million, RMB183 million and RMB881 million, respectively; and (ii) in the year ended December 31, 2024, property, plant and equipment with the carrying amount of RMB3,396 million was write down to its fair value of RMB 2,337 million, resulting an impairment charge of RMB1,059 million. The fair value of these property, plant and equipment was determined based on discounted cash flow analysis which involves significant judgment and assumptions related to sales volumes, unit selling prices and gross margin of the relevant asset groups.

As of December 31, 2024 and 2025, certain property, plant and equipment with net book value amounting of RMB12,483 million and RMB13,278 million were pledged as collateral for the Group’s borrowings.

16.    LAND USE RIGHTS, NET

Land use rights represent fees paid to the government to obtain the rights to use certain lands over periods of 50 to 99 years, as applicable, in the PRC and Malaysia (RMB in thousands).

	As of December 31,
	2024	2025
	RMB	RMB
Land use rights	2,004,651	2,345,479
Less: accumulated amortization	(166,636)	(204,526)
Land use rights, net	1,838,015	2,140,953

Amortization expense was RMB39 million, RMB41 million and RMB41 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, estimated amortization expense in each of the next five years is RMB47 million.

As of December 31, 2024 and 2025, certain land use rights with net book value of RMB226 million and RMB426 million were pledged as collateral for the Company’s borrowings (Note 20).

17.    INTANGIBLE ASSETS, NET

Intangible assets and their related amortization are as follow (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Computer software	410,984	468,149
Intellectual properties	258,495	282,241
Others	1,612	3,768
Less: accumulated amortization	(209,136)	(308,292)
Intangible assets, net	461,955	445,866

Amortization expense was RMB122 million, RMB87 million and RMB122 million for the years ended December 31, 2023, 2024 and 2025, respectively. The estimated amortization expense for each of the five succeeding fiscal years is RMB117 million.

For the years ended December 31, 2023, 2024 and 2025, the Group disposed certain intangible assets with the net book value amounting of RMB14 million, RMB245 million and RMB2 million and recognized disposal loss amounted to RMB14 million, RMB6 million and RMB2 million, respectively.

18.    OTHER ASSETS – THIRD PARTIES

Other assets are consisted of the follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Prepayments for purchase of property, plant and equipment	845,201	1,088,586
Long-term receivables related to disposal of a subsidiary (Note 8)	919,392	700,699
Prepayment for warranty insurance premium	99,611	92,976
Loan receivables	—	58,180
Deposit for rent and others	53,927	24,488
Prepayment of income tax attributable to intercompany transactions	7,069	3,706
Refund receivable of U.S. countervailing duties and anti-dumping duties	13,563	—
Less: Allowance for credit losses	(788)	(366)
Total	1,937,975	1,968,269

The following table summarizes the activity in the allowance for credit losses related to deposits for the year ended December 31, 2023, 2024 and 2025 (RMB in thousands):

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB
At beginning of year	1,855	914	788
Reversal	(941)	(126)	(422)
At end of year	914	788	366

19.    OTHER PAYABLES AND ACCRUALS

Other payables and accruals are consisted of the follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Payables for purchase of property, plant and equipment	10,559,983	9,155,627
Freight payables	1,108,065	1,134,905
Liability related to disposal of a subsidiary (Note 8)	576,293	570,463
Value-added tax and other tax payables	482,624	460,361
Commission payables	175,854	223,236
Accrued warranty cost	268,445	210,075
Accrued utilities, rentals and interest	319,991	109,401
Customs duties	98,278	100,020
Accrued professional service fees	80,365	74,201
Liabilities in the Trusts (Note 24)	2,706,444	59,054
Payables for investments	40,000	60,000
Contracted labor fees	30,488	49,318
Insurance premium payables	8,576	12,439
Others	117,437	138,364
Total	16,572,843	12,357,464

20.    BORROWINGS

(a)   Short-term borrowings

Components of short-term borrowings as of December 31, 2024 and 2025 were as follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Short-term borrowings	2,919,024	1,464,833
Long-term borrowings—current portion	4,014,875	9,190,533
Total short-term borrowings	6,933,899	10,655,366

The short-term borrowings outstanding as of December 31, 2024 and December 31, 2025 carried a weighted average interest rate of 3.03% and 3.06% per annum, respectively. Included in the balance of short-term bank borrowings as of December 31, 2025 were borrowings of RMB134 million and RMB426 million which are denominated and repayable in JPY and USD, respectively.

Details of the Group’s short-term borrowings as of December 31, 2025 are (RMB in thousands):

Type of loan	As of December 31, 2025
Credit loan	1,313,450
Letter of credit loan	195,570
Guaranteed by subsidiaries within the Group	3,945,810
Guaranteed by a third party	363,500
Financings associated with failed sale-leaseback transactions	1,811,610
Collateralized on buildings and equipment of the Group and shareholders of the Group	588,675
Guaranteed and collateralized on bank deposits, buildings, equipment and other assets of the Group and shareholders of the Group	1,584,096
Current portion of other long-term borrowings	852,655
Total	10,655,366

(b)   Long-term borrowings

Components of long-term borrowings as of December 31, 2024 and 2025 were as follows (RMB in thousands):

	As of December 31,
	2024	2025
	RMB	RMB
Long-term bank borrowings	16,468,489	20,879,140
Long-term financings associated with failed sale-leaseback transactions	4,430,048	3,794,069
Other long-term borrowings	3,759,610	2,724,229
Less: Current portion of long-term bank borrowings	(2,426,643)	(6,526,268)
Less: Current portion of financings associated with failed sale-leaseback Transactions	(1,588,232)	(1,811,610)
Less: Current portion of other long-term borrowings	—	(852,655)
Total long-term borrowings	20,643,272	18,206,905

Future principal repayments on the long-term borrowings are as follows (RMB in thousands):

Year ending December 31,	RMB
Year ended December 31
2026	9,190,533
2027	10,948,573
2028	5,118,899
2029	1,200,267
2030	524,660
Thereafter	414,506
Total	27,397,438

1)    Long-term bank borrowings

	As of December 31, 2024				As of December 31, 2025
		Current portion		Weighted		Current portion		Weighted
		according to the		average		according to the		average
	Outstanding	repayment	Long-term	interest	Outstanding	repayment	Long-term	interest
Borrowing Term	borrowings	schedule	portion	rates	borrowings	schedule	portion	rates
2-year	3,082,350	732,246	2,350,104	2.27%	4,721,042	2,610,720	2,110,322	2.76%
3-year	7,164,390	889,640	6,274,750	2.72%	9,304,920	2,458,520	6,846,400	2.90%
4-year	244,300	87,475	156,825	2.25%	1,218,325	381,450	836,875	3.29%
5-year	1,587,901	376,612	1,211,289	2.53%	1,213,832	367,369	846,463	2.94%
6-year	799,489	87,039	712,450	2.83%	893,490	220,891	672,599	2.55%
7-year	2,522,591	210,171	2,312,420	2.93%	2,312,412	432,748	1,879,664	2.79%
8-year	669,690	27,904	641,786	3.31%	641,786	27,903	613,883	3.00%
9-year	200,000	8,889	191,111	3.19%	382,222	17,778	364,444	3.26%
10-year	197,778	6,667	191,111	3.04%	191,111	8,889	182,222	3.05%
Total	16,468,489	2,426,643	14,041,846		20,879,140	6,526,268	14,352,872

The long-term borrowings outstanding as of December 31, 2024 and December 31, 2025 carried a weighted average interest rate of 2.68% and 2.77% per annum respectively, which are primarily denominated in RMB.

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

As of December 31, 2025, certain long-term borrowings were either guaranteed by subsidiaries within the group or other parties and/or collateralized on the Group’s assets, detailed as following:

RMB24 million collateralized on certain inventories of the Group, RMB87 million collateralized on certain account receivables of the Group, RMB2,645 million collateralized on the Group’s certain building and land use right, RMB280million collateralized on the Group’s certain equipment, RMB995 million collateralized by a combination of certain buildings, land use rights and equipment of the Group, and RMB329 million collateralized on certain bank deposits of the Group.

In addition, there were borrowings of RMB1,452 million were guaranteed by Shanghai Green Energy Management and Shanghai Management, RMB11,136 million were guaranteed by Jiangxi Jinko, RMB50 million were guaranteed by Jiangxi Jinko and Jinchang Jinko, and RMB39 million were guaranteed by Jiangxi Jinko and Shanxi Jinko.

2)    Financings associated with failed sale-leaseback transactions

During the year ended December 31, 2024 and 2025, the Group sold certain machinery and equipment with total carrying amount of RMB4,234 million and RMB1,050 million to certain third parties (the “purchaser-lessors”) for a total consideration of RMB4,300 million and 1,320 million and simultaneously entered into contracts to lease back these assets from the purchaser-lessors for periods from one to six years. Pursuant to the terms of the contracts, the Group is required to pay to the purchaser-lessors quarterly lease payment over the contract periods and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the leases. Through the leaseback, the Group substantially retains all of the benefits and risks incident to the ownership of the equipment sold and the fair value of these equipment upon expiration of leasing period is most likely to be much higher than the repurchase price. Therefore, these lease transactions do not qualify as sale-leaseback transaction. Accordingly, the Group identified the transactions as financing arrangements and recorded as borrowings. As of December 31, 2025, the Group recorded RMB3,794 million under long-term borrowings, including RMB1,812 million as current portion.

a)    Other long-term borrowings

a.

In the February 2018, Jiangxi Jinko, together with government background funds, established Jinko Sichuan. Cash capital injections with an aggregate amount of RMB1,300 million had been made by the non-controlling shareholders through December 31, 2021. The Group controls and consolidates such entity in its financial statements. In October 2020, Jiangxi Jinko entered into a supplementary investment agreement with the government background funds, pursuant to which the government background funds will no longer participates in any business decision of Jinko Sichuan and enjoys a fixed annual return of 6% on its capital injection. Additionally, Jiangxi Jinko shall repurchase all the 30% equity interests (the non-controlling interest) held by the government background funds upon the sixth anniversary of the capital injection date with a repurchase price equivalent to the capital injection made by the government background funds. Considering the government investment shall be repaid on a fixed date and for fixed amounts, redemption of the government investment is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. The Group assessed the impact of the above amendments and concluded that these amendments represented a settlement of the non-controlling interests given characteristics of the non-controlling interests has been completely changed to loan liabilities. At the time of the settlement, the carrying amount of the non-controlling interests with the amount of RMB997 million was derecognized, and the new loan liabilities was recorded at fair value of RMB1,114 million, with the difference recorded against additional paid-in-capital. In addition, in July, September and October 2021, the Jinko Sichuan received capital injection with the amount of RMB100 million, RMB150 million and RMB50 million from government background funds which bear a fixed annual return of 5.18%, and shall be repaid upon the fifth anniversary of the capital injection date. The Group recorded such capital injection as long-term borrowings. In 2023, Jiangxi Jinko entered into agreement to early repay RMB300 million. As of December 31, 2023, the total outstanding balances amounted to RMB1,223 million including RMB200 million due in December 2024. In 2024, Jiangxi Jinko entered into agreement to early repay RMB1,000 million. As of December 31, 2024, the total outstanding balances amounted to RMB257 million. In 2025, Jiangxi Jinko entered into agreement to early repay RMB200 million. As of December 31, 2025, the total outstanding balances amounted to RMB106 million including RMB106 million due in December 2026.

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

In July 2021, Haining Jinko entered into a 5-year loan agreement with a government background company with the principal amount of RMB690 million and interest rate of LPR plus 10%. The loan will be repaid upon the fifth anniversary of the borrowing date. The borrowing was guaranteed by Jiangxi Jinko and Zhejiang Jinko. In August 2022, Haining Jinko entered into a 5-year loan agreement with a government background company with the principal amount of RMB1,000 million and interest rate of 5.06%. The loan will be repaid upon the fifth anniversary of the borrowing date. In 2022, Jiangxi Jinko entered into agreement to early repay RMB100 million. In 2023, Jiangxi Jinko entered into agreement to early repay RMB106 million. As of December 31, 2023, the total outstanding balances amounted to RMB2,591 million, including RMB994 million due within 2024. In 2024, Jiangxi Jinko entered into agreement to early repay RMB1,564 million. As of December 31, 2024, the total outstanding balances amounted to RMB995 million. In 2025, Jiangxi Jinko entered into agreement to early repay RMB100 million. As of December 31, 2025, the total outstanding balances amounted to RMB894 million, including RMB290 million due within 2026.

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

In June 2021, to further support the development of Jinko Shangrao, the government background fund entered into agreement with Jiangxi Jinko to waive interests associated with the government loans during the period from January 1 to December 31, 2021. Considering the cash flow effect on a present value basis is less than 10 percent, the interest waiving is regarded as a modification of the government loan, and therefore, established a new effective interest based on the carrying value of the government loan and the revised cash flows since the modification date on June 25, 2021. No gain or loss was recorded in relation to the modification in 2021. In 2023, Jiangxi Jinko entered into agreement to early repay RMB366 million. As of December 31, 2023, the total outstanding balances amounted to RMB1,679 million. In 2024, Jiangxi Jinko entered into agreement to early repay RMB450 million. As of December 31, 2024, the total outstanding balances amounted to RMB1,210 million. In 2025, Jiangxi Jinko entered into agreement to early repay RMB760 million. As of December 31, 2025, the total outstanding balances amounted to RMB456million all due in December 2026.

g.

In October 2021, Anhui Jinko entered into a 6-year loan agreement with a government background company with the principal amount of RMB455 million and interest rate of 5.58%. The loan will be repaid upon the sixth anniversary of the borrowing date. In 2022, Anhui Jinko entered into three separate 6-year loan agreements with a government background company with the principal amount of RMB215 million with the interest rate around 5.58%. These loans will be repaid upon the sixth anniversary of the borrowing date. In 2023, Jiangxi Jinko entered into agreement to early repay RMB300 million. As of December 31, 2023, the total outstanding balances amounted to RMB381 million. In 2024, Jiangxi Jinko entered into agreement to early repay RMB329 million. As of December 31, 2024, the total outstanding balances amounted to RMB42 million. In 2025, Jiangxi Jinko entered into agreement to early repay all the remaining balances.

h.

In October and December 2021, Yushan Jinko entered into a 6-year loan agreement with a government background company with the principal amount of RMB200 million and RMB100 million and interest rate of 4.90% and 4.90%, respectively. These loans will be repaid upon the sixth anniversary of the borrowing date. In January 2022, Yushan Jinko entered into a 6-year loan agreement with a government background company with the principal amount of RMB100 million interest rate of 4.90%. These loans will be repaid upon the sixth anniversary of the borrowing date. The total outstanding balances amounted to RMB375 million as of December 31, 2023, RMB387 million as of December 31, 2024, and RMB403million as of December 31, 2025.

i.

In July 2022, Jinko Feidong entered into a 5-year loan agreement with a government background company with the principal amount of RMB205 million and interest rate around 5.58%. The loan will be repaid upon the fifth anniversary of the borrowing date. The total outstanding balances amounted to RMB207 million as of December 31, 2023, RMB219 million as of December 31, 2024, and RMB215 million as of December 31, 2025.

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

k.

In December 2023, Jinko Energy entered into agreements with a government background company, to sell its 49% equity interests in Shangrao Xinyuan with a total consideration of RMB1,500 million. Pursuant to the agreements, Jinko Energy committed to repurchase all the 49% equity interests held by the government background company upon the fifth anniversary of the first investment date with a repurchase price equivalent to the investment made by the government background company and a fixed annual return based on 1.1 times of corresponding loan prime rate. As of December 31, 2023, the government background company has paid RMB 650 million. Considering the investment from the government background company shall be repaid on a fixed date and for fixed amounts, redemption of the government background company is considered to be mandatory and certain to occur and is not upon the occurrence of a conditional event nor depends upon the satisfaction of a specified contingency. Therefore, management concluded that the investment from the government background company shall be accounted as loan liabilities. As of December 31, 2023, 2024 and 2025, the aggregate outstanding balances amounted to RMB650 million, respectively.

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

The Group’s finance leases primarily represent manufacturing facilities. All of the Group’s finance leases meet one or more of the criteria as: a) the lease transfers ownership of the underlying asset to the Group by the end of the lease term; b) the lease grants the Group an option to purchase the underlying asset that the lessee is reasonably certain to exercise; c) the lease term is for the major part of the remaining economic life of the underlying asset; d) the present value of the sum of the lease payments and any residual value guaranteed by the Group that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset; e) the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. ROU of capital lease is recorded at the aggregate of future minimum lease payments and estimated residual value of the leased equipment. In determining the lease liability, the Group utilizes its incremental borrowing rate for debt instruments with terms approximating the term for its capital leases to discount the future lease payments over the lease term to present value.

The balances for the operating and finance leases where the Group Is the lessee are presented as follows (RMB in thousands):

	2024	2025
	December 31	December 31
	RMB	RMB
Operating leases:
Operating lease liabilities - current	145,663	118,359
Operating lease liabilities - non-current	330,740	190,330
Total operating lease liabilities	476,403	308,689
Operating lease right-of-use assets, net	448,555	257,627

Financing leases:
Financing lease liabilities -current	—	5
Financing lease liabilities -non-current	—	3,360,268
Total financing lease liabilities	—	3,360,273
Financing lease right-of-use assets, net	—	3,360,273

Total right-of use assets, net	448,555	3,617,900

(a) The components of lease expenses were as follows (RMB in thousands):

	For the years ended December 31,
	2024	2025
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	146,561	106,616
Interest of lease liabilities	17,691	25,963
Expenses for short-term lease within 12 months	7,350	29,947
Total lease cost	171,602	162,526

(b) Supplemental cash flow information related to leases was as follows (RMB in thousands):

	For the years ended December 31,
	2024	2025
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflows for operating leases	157,422	124,116
Operating cash outflows for finance leases	1,976	—
Financing cash outflows for finance leases	36,587	—
Total cash paid for amounts included in the measurement of lease liabilities:	195,985	124,116

Lease obligation accrued in exchange for right-of-use assets:
Operating lease liabilities	44,802	25,664
Financing lease liabilities	—	3,360,273
Total lease obligation accrued in exchange for right-of-use assets:	44,802	3,385,937

(c) Supplemental balance sheet information related to leases was as follows (RMB in thousands):

Operating leases:

	As of December 31,
	2024		2025
Weighted-average remaining lease term	3.80	years	2.94	years
Weighted-average discount rate	5.42%		6.10%

Financing leases:

	As of December 31,
	2024	2025
Weighted-average remaining lease term	—	18.85	years
Weighted-average discount rate	—	5.12%

(d) Maturities of operating lease liabilities were as follows (RMB in thousands):

Operating leases:

Year ending December 31,	RMB
Year ended December 31,
2026	132,927
2027	108,536
2028	80,092
Thereafter	14,314
Total undiscounted lease payments	335,869
Less: imputed interest	(27,180)
Total lease liabilities	308,689

Financing leases:

Year ending December 31,	RMB
Year ended December 31,
2026	5
2027	5
2028	5
Thereafter	7,449,810
Total undiscounted lease payments	7,449,825
Less: imputed interest	(4,089,552)
Total lease liabilities	3,360,273

22.    EARNINGS/(LOSS) PER SHARE

Basic earnings per share and diluted earnings/(loss) per share have been calculated as follows (RMB in thousands, except for share and per share data):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net income/ (loss)	6,452,554	13,487	(7,110,688)
Less: Net (income)/loss attributable to non-controlling interests	(3,005,111)	76,979	2,751,476
Less: Net income attributable to redeemable non-controlling interests	—	(35,926)	(85,882)
Net income attributable to JinkoSolar’s ordinary shareholders	3,447,443	54,540	(4,445,094)
Dilutive effects of convertible senior notes	(5,574)	(320,243)	—
Numerator for diluted income/(loss) per share	3,441,869	(265,703)	(4,445,094)

Denominator:
Denominator for basic earnings per share–weighted average number of ordinary shares outstanding	207,705,476	208,607,597	208,412,077
Dilutive effects of share options	6,920,728	—	—
Dilutive effects of convertible senior notes	11,486,880	1,374,243	—
Dilutive effects of convertible notes issued by Jiangxi Jinko	—	—	—

Denominator for diluted calculation–weighted average number of ordinary shares outstanding	226,113,084	209,981,840	208,412,077
Basic earnings per share attributable to JinkoSolar’s ordinary shareholders	16.60	0.26	(21.33)
Diluted earnings/(loss) per share attributable to JinkoSolar’s ordinary shareholders	15.23	(1.27)	(21.33)

For the year ended December 31, 2024 and 2025, convertible notes issued by the Company’s subsidiary, Jiangxi Jinko and share option issued by the Company were not included in the computation of diluted EPS because of their anti-dilutive effect.

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

In line with local customary practices, the Company has made contributions to the social insurance funds which met the requirement of the local minimum wage standard, instead of its employees’ actual salaries as required by the above - described guidance, and has not made full contribution to the housing funds.

Based on the Company’s observation of local practices and consultation with relevant government authorities, the Company believes its practice has been consistent with the common practice adopted by businesses in Shangrao and Haining, where the Company’s main subsidiaries operate.

However, the Company believes it is probable that it will be required to make additional contributions to the employee welfare funds if (i) the government authorities were to strictly enforce the statutory contribution requirements, or (ii) the employees were to request the Company to make full contributions to their employee welfare funds (such request, if made, would most likely be supported by the labor arbitration center or the labor administrative bureau). Therefore, the Company recognizes the difference between the amount of its actual contributions and the statutory contribution requirements under the guidance promulgated by the central government as a liability for employee welfare benefits. The unpaid balance of accrued liability accrued for the welfare benefits were RMB1,884 million and RMB1,970 million as of December 31, 2024 and December 31, 2025, respectively.

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

During the year of 2024, all remaining 2024 Notes with the principal amount of USD55.2 million were converted into 11,994,720 ordinary shares of the Company.

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

The Company elected to measure the 2024 Notes in their entirety at fair value. According to ASC 825-10-45-5, the Company measures the financial liability at fair value with qualifying changes in fair value recognized in net income. The Company also presents separately in other comprehensive income/ (loss) the portion of the total change in the fair value of the liability that results from a change in the instrument-specific credit risk.

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

The Company recorded gain from change in fair value of 2024 Notes of RMB100 million, RMB71 million and RMB0.4 million in other comprehensive income/ (loss) for the year ended December 2022, 2023 and 2024, respectively. During the year of 2023 and 2024, certain 2024 Notes with the principal amount of USD14.1 million and USD55.2 million were converted into 2,938,412 and 11,994,720 ordinary shares of the Company. Upon conversion of the 2024 Notes, accumulated gains due to changes in instrument-specific credit risk with amount of RMB53 million and RMB199 million were reclassified from other comprehensive income/ (loss) to net income for the years ended December 2023 and 2024, respectively.

2029 Convertible Notes issued by Jiangxi Jinko

On April 26, 2023, Jiangxi Jinko issued RMB10,000 million of convertible notes, which will mature on April 19, 2029 (the “2029 Notes”). Among all of the issued convertible notes, RMB5,500 million was issued to JinkoSolar Investment, the holding company of Jiangxi Jinko, and the remaining RMB4,500 million was issued to third party investors. The interest rate is 0.20% in the first year, 0.40% in the second year, 0.60% in the third year, 1.50% in the fourth year, 1.80% in the fifth year and 2.00% in the sixth year. Unless previously redeemed, converted or purchased and cancelled, Jiangxi Jinko shall redeem 2029 Notes at 108% of its principal amount on the maturity date.

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

During the year of 2023, certain 2029 Notes with the principal amount of RMB0.039 million were converted into 2,750 ordinary shares of Jiangxi Jinko, which attributed to JinkoSolar Investment and non-control interests of RMB0.023 million and RMB0.016 million, respectively.

During the year of 2024, certain 2029 Notes with the principal amount of RMB0.064 million were converted into 4,983 ordinary shares of Jiangxi Jinko, which attributed to JinkoSolar Investment and non-control interests of RMB0.05 million and RMB0.014 million, respectively.

During the year of 2025, certain 2029 Notes with the principal amount of RMB0.021 million were converted into 1,979 ordinary shares of Jiangxi Jinko, which attributed to JinkoSolar Investment and non-control interests of RMB0.009 million and RMB0.012 million, respectively.

Accounting for 2029 Notes

The conversion option is considered as indexed to the entity’s own stock and therefore does not need to be bifurcated from the debt host as a separate derivative. In addition, by considering the put and call option above are clearly and closely related to the debt host, the 2029 Notes was accounted for as a single instrument as a long-term debt at amortized cost. Related debt issuance cost was recorded as reduction to the long-term debts and are amortized as interest expenses using the effective interest method. Given RMB 5,500 million of the 2029 Notes were issued to JinkoSolar Investment, which were not yet issued out of the Group, related issuance costs amounted to RMB 16.9 million were recorded as deferred issuance cost as of December 31, 2023. As of December 31, 2024 and 2025, the deferred issuance cost were RMB5 million and nil, respectively.

Trust arrangement for the 2029 Notes

In order to sell the 2029 Notes held by JinkoSolar Investment in further, in April 2023, Trusts were set up by JinkoSolar Investment and a group of financial institutions (bankers and brokers, collectively “Financial Institutions”) as the trustors. The Trusts will purchase all the 2029 Notes held by JinkoSolar Investment at a minimum price of RMB105 each and sell to third parties in the market during the period from October 26, 2023 till March 26, 2024. Any excess earnings over RMB105 shall be shared between JinkoSolar Investment and the Financial Institutions based on the ratio of 81% and 19% in the form of dividends of the Trusts.

The economic substance of the transaction is that JinkoSolar Investment engages the Financial Institutions to issue the RMB5,500 million Notes to third party investors with a commission of 19% earnings over RMB105 each. Considering the factors that i) these Trusts were established to facilitate the Notes issuance, ii) JinkoSolar Investment has power over when and how many 2029 Notes to be issued to the Trusts, and iii) these Trusts have been limited and cannot conduct other activity, the Company concluded that JinkoSolar Investment is the primary beneficiary of the Trusts and shall consolidate the Trusts.

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

In January 2024, JinkoSolar Investment and the Financial Institutions entered into supplemental agreements, pursuant to which, the Trusts will purchase the remaining Notes held by JinkoSolar Investment at a minimum price of RMB103 each and sell to third parties in the market no later than January 31, 2025. In addition, any excess earnings over RMB103 would be shared between JinkoSolar Investment and the Financial Institutions based on the ratio of 65% and 35% in the form of dividends of the Trusts, which shall be applied retrospectively to all the transactions with the Trusts.

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

During the year ended December 31, 2025, certain 2029 Notes was sold at the market through the Trusts with an average selling price of RMB 105.4 each with total consideration of RMB1,756 million. As of December 31, 2025, in the Group’s consolidated financials, management recorded long term debt measured at amortized cost with the amount of RMB10,595 million upon market sales of these Notes as of December 31, 2025. Financial liabilities due to the financials institutions were recorded at fair value with the amount of RMB64 million. Loss from change in fair value of the financial liabilities with the amount of RMB145 million were recorded in “Other income/(loss), net” in the Group’s consolidated financials for the year ended December 31, 2025. For the year ended December 31, 2023, 2024 and 2025, the Company settled nil, nil and RMB 2,787 million liabilities to the Financial Institutions(Note 31).

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

During the year of 2025, 4,042,836 restricted shares granted by the Company were vested and registered as ordinary shares of the Company.

For the year ended December 31, 2025, 30,635 outstanding ADSs (122,540 shares) were repurchased with a total consideration of USD 0.5 million (equivalents to RMB4 million), and 1,393,561 ADSs (5,574,244 shares) repurchased shares were cancelled and retired.

As of December 31, 2025, the Company issued 209,551,893 ordinary shares, among which, 209,429,353 shares were outstanding and 122,540 shares were recorded as treasury stock.

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

In September 2025, JinkoSolar Investment sold 300,156,075 ordinary shares, approximately 3% equity interests in Jiangxi Jinko to third party investors in the STAR market with total consideration approximated RMB 1,470 million. Upon the consummation of the transaction, the Company’s ownership of Jiangxi Jinko decreased from 58.76% to 55.76%. The disposal of shares was recorded as a transaction with noncontrolling interests, the aggregated net excess of the consideration over the carrying amount of the equity interests in Jiangxi Jinko, being approximately RMB700 million, was recorded as addition additional paid in capital in the consolidated financials.

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

In January 2025, Jiangxi Jinko entered into agreement with the third party investor to repurchase all the equity interests of Sichuan Jinko with a total consideration of RMB620 million. The repurchase of equity interests was recorded as a transaction with noncontrolling interests, the aggregated net excess of the consideration over the carrying amount of the equity interests in Sichuan Jinko, being approximately RMB235 million, was recorded as deduction additional paid in capital in the consolidated financials.

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

(i)Share options

A summary of the share option activities under the Company’s share-based compensation plan for the years ended December 31, 2023, 2024 and 2025 is as follows (RMB in thousands, except for share, exercise price and contractual term):

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(USD/share)	(in years)	(RMB)
Balance as of December 31, 2022	172,000	3.96	2.69	8,305
Exercise	—	—	—	—
Balance as of December 31, 2023	172,000	3.96	1.68	7,157
Exercise	(158,000)	3.29	—	—
Balance as of December 31, 2024	14,000	3.29	0.68	296
Exercise	—	—	—	—
Balance as of December 31, 2025	14,000	3.29	0.35	310

Vested as of December 31, 2025	14,000	3.29	0.35	310
Vested and exercisable as of December 31, 2025	14,000	3.29	0.35	310

The aggregate intrinsic value is calculated as the difference between the market price of ordinary shares, USD6.45 (RMB45.35) per share as of December 31, 2025 and the exercise prices of the options.

Total intrinsic value of options exercised during the year ended December 31, 2024 was RMB7 million, respectively. No exercise of share option during the years ended December 31, 2023 and 2025.

The total fair value of shares vested for the years ended December 31, 2023, 2024 and 2025 were nil, nil and nil, respectively.

For the years ended December 31, 2023, 2024 and 2025, total cash received from the exercise of share options were nil,RMB4 million and nil, respectively.

(ii)Restricted shares

The fair value of each restricted share granted with service conditions is estimated based on the fair market value of the underlying ordinary shares of the Company on the date of grant.

The following table summarizes activities of the Company’s restricted shares under the 2023 Plan, 2024 Plan and 2025 Plan:

	Number of restricted shares	Weighted average grant
	outstanding	date fair value
		(RMB)
Unvested as of December 31, 2022	6,814,460	72.38
Granted	20,800,000	68.87
Vested	(10,671,778)	70.00
Unvested as of December 31, 2023	16,942,682	69.57
Vested	(7,969,288)	70.21
Forfeited	(130,212)	70.60
Unvested as of December 31, 2024	8,843,182	68.63
Vested	(3,768,928)	69.98
Unvested as of December 31, 2025	5,074,254	67.62

Share-based compensation expenses of RMB721 million, RMB383 million and RMB226 million related to restricted shares were recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, there were RMB968 million, RMB576 million and RMB350 million of unrecognized compensation expenses related to restricted shares which is expected to be recognized over a weighted-average period of 5.70, 4.89 years and 3.92 years, respectively.

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

A summary of share option activities under the Jiangxi Jinko 2022 Plan for the years ended December 31, 2023,2024 and 2025 is as follows (RMB in thousands, except for share, exercise price and contractual term):

	Number of		Weighted-average
	option	Weighted-average	remaining	Aggregate
	outstanding	exercise price	contractual term	intrinsic value
		(RMB/share)	(in years)	(RMB)
Balance as of December 31, 2022	32,149,900	8.81	2.89	187,755
Exercise	(5,193,983)	8.72	—	—
Forfeited	(7,576,422)	8.72	—	—
Balance as of December 31, 2023	19,379,495	8.72	2.28	2,713
Forfeited	(12,499,517)	8.50	—	—
Balance as of December 31, 2024	6,879,978	8.50	0.79	—
Forfeited	(6,879,978)	8.50	—	—
Balance as of December 31, 2025	—	—	—	—

Vested and expected to vest as of December 31, 2025	—	—	—	—
Vested and exercisable as of December 31, 2025	—	—	—	—

The aggregate intrinsic value is nil as of December 31, 2024, as the market price of Jiangxi Jinko’s ordinary shares (RMB7.11 per share) is lower than the exercise prices of the options of RMB8.50 per share.

Total intrinsic value of options exercised during the year ended December 31, 2023 were RMB3 million. No exercise of share option during the years ended December 31, 2024 and 2025.

Share-based compensation expenses related to the option awards granted to the employees under Jiangxi Jinko 2022 Plan was amounted to RMB142 million for the years ended December 31, 2023. For the year ended December 31, 2024, Jiangxi Jinko failed to meet the financial performance targets, hence 12,859,960 share options were unvested and the Group reversed the share-based compensation expenses of RMB17 million.

For the years ended December 31, 2023, 2024 and 2025, total cash received from the exercise of share options under the Jiangxi Jinko 2022 Plan were RMB45 million, nil and nil, respectively.

For the years ended December 31, 2023, share options vested under the Jiangxi Jinko 2022 Plan were recorded as non-controlling interests in the Company’s consolidated financials with the amount of RMB161 million.

For the year ended December 31, 2025, 6,879,978 of the vested share options became expired, the Company thereof reversed related non - controlling interests and credited additional paid in capital with the amount of RMB115 million.

The total share-based compensation expense recognised/ (reversal) of continuing operations for the year ended December 31, 2023, 2024 and 2025 was recorded in the respective items (RMB in thousands):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Costs of revenues	1,734	(8,389)	—
Selling expenses	28,439	(3,010)	—
General and administrative expenses	825,688	377,977	225,727
Research and development expenses	6,781	(826)	—
Total	862,642	365,752	225,727

28.   RELATED PARTY TRANSACTIONS AND BALANCES

(a)    Related party balances

	2024	2025
	December 31	December 31
	RMB	RMB
Accounts receivable from a related party:
Accounts receivable from JinkoPower for sales of solar modules and others	436,706	175,403

Notes receivables from a related party:
Notes receivables from JinkoPower	108,638	894

Advances to related parties:
Advance to Sichuan Yongxiang for inventory purchase	203,056	—
Advance to Xinte Silicon for inventory purchase	—	1,188
Subtotal	203,056	1,188

Prepayment and other receivables from related parties:
Prepayments to JinkoPower for outsourcing services	5,846	—
Other receivables due from JinkoPower for disposal of solar power projects	19,472	—
Other receivables for payment on behalf of Jinkosolar Energy	—	7,171
Other receivables due from Sweihan	1,561	—
Other receivables from JinkoPower for miscellaneous transactions	2,938	1,661
Subtotal	29,817	8,832

Other assets from related parties:
Long-term receivables due from Sweihan PV for long term deposit	16,960	—
Long-term receivables due from Photon Energy for disposal of Sweihan and long - term deposit	—	58,483
Subtotal	16,960	58,483

Accounts payable due to related parties:
Accounts payable due to Sichuan Yongxiang for inventory purchase	—	101
Accounts payable due to Xinte Silicon for inventory purchase	—	73,192
Accounts payable due to Zhejiang New Materials for inventory purchase	—	62,909
Subtotal	—	136,202

Notes payables due to related parties
Notes payables due to Sichuan Yongxiang for inventory purchase	380,269	76,261
Notes payables due to Xinte Silicon for inventory purchase	—	273,247
Subtotal	380,269	349,508

Other payables due to a related party:
Other payables due to JinkoPower for payments on behalf of the Company	11,069	13,174

Balances due to related parties are interest-free, not collateralized, and have no definitive repayment terms.

(b)    Related party transactions

Transactions related parties for the year ended December 31, 2023, 2024 and 2025 were as follows (RMB in thousands):

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue from sales of products and providing services to related parties
Revenue from sales of products to JinkoPower	353,420	390,339	44,017
Income of project management service provided to Sweihan PV	3,931	1,286	—
Rental services provided to JinkoPower	11,590	13,245	12,302
Management service provided to Sichuan Yongxiang	—	350	—
Subtotal	368,941	405,220	56,319

Service expenses and silicon procurement provided by related parties
Management service provided by JinkoPower	16,400	19,931	13,996
Electricity fee charged by JinkoPower	119,352	118,908	84,470
Silicon procurement from Xinte Silicon (Note 14)	1,537,073	421,354	234,332
Silicon procurement from Sichuan Yongxiang (Note 14)	—	595,558	301,942
Silicon procurement from Zhejiang New Materials(Note 14)	—	—	80,712
Other fees charged by JinkoPower	5,109	(2,640)	—
Equipment procurement from JinkoPower	—	—	5,639
Subtotal	1,677,934	1,153,111	721,091

Disposal of equity investment to a related party
Disposal of Sweihan to Photon Energy(Note 14)	—	—	85,116

-Solar module transactions with JinkoPower

For the years ended December 31, 2023, 2024 and 2025, sales of solar module products to subsidiaries of JinkoPower amounted to RMB353 million, RMB390 million and RMB44 million, respectively. Payment term offered by the Group to JinkoPower is consistent with the Group’s 3rd party sales arrangement. As of December 31, 2024 and 2025 outstanding accounts and notes receivables due from JinkoPower were RMB545 million and RMB176 million, respectively.

-Rental services provided to JinkoPower

For the years ended December 31, 2023, 2024 and 2025, rental services provided to subsidiaries of JinkoPower amounted to RMB12 million, RMB13 million and RMB12 million, respectively.

-Management service provided to Sichuan Yongxiang

For the years ended December 31, 2023, 2024 and 2025, management service provided to Sichuan Yongxiang amounted to nil,RMB0.4 million and RMB nil million, respectively.

-Management service provided by JinkoPower

In November 2017, the Company entered into an agreement with JinkoPower, which entrusted JinkoPower to exercise certain shareholders’ rights (other than right of profit distribution, right of residual property distribution and right of disposition) in five operating entities of overseas power stations wholly-owned by the Company, enabling JinkoPower to monitor the construction and daily operations of these power stations. The Company retains ownership of these power stations and there exists no call or other rights of JinkoPower. The Company agrees to pay service fees calculated based on the actual costs incurred by JinkoPower during the power stations’ construction period and a fixed amount fee during the operation period. The Company recorded service expenses incurred in the years of 2023, 2024 and 2025 amounted to RMB7 million, RMB7 million and RMB2 million, respectively. Other than the solar project management service, JinkoPower also provided other management services to the Company amounted to RMB9 million, RMB13 million and RMB12 million in 2023, 2024 and 2025, respectively.

-Electricity fee charged by JinkoPower

For the years ended December 31, 2023 and 2024 and 2025, electricity fee charged by subsidiaries of JinkoPower amounted to RMB119 million, RMB119 million and RMB84 million, respectively.

-Silicon procurement from Xinte Silicon, Sichuan Yongxiang and Zhejiang New Materials

JinkoSolar jointly invest in Xinte Silicon and Sichuan Yongxiang in 2021 which were accounted for under the equity method (Note 14). JinkoSolar purchased polysilicon of RMB1,537 million, RMB421 million, and RMB234 million from Xinte Silicon during the years ended December 31, 2023, 2024 and 2025, respectively. JinkoSolar purchased polysilicon of nil,RMB596 million and RMB302 million from Sichuan Yongxiang during the years ended December 31, 2023, 2024 and 2025, respectively.

As disclosed in Note 8, the Group’s investment in Zhejiang New Materials was recorded under the equity method. JinkoSolar purchased polysilicon of RMB81 million from Zhejiang New Materials during the period from October 1, 2025 to December 31, 2025.

29.   CERTAIN RISKS AND CONCENTRATION

(a)     Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, restricted short-term investments, restricted long-term investments, held-to-maturity debt securities, accounts receivable, prepayments and other current assets. As of December 31, 2024 and 2025, substantially all of the Group’s cash and cash equivalents, restricted cash, restricted short-term investments, and restricted long-term investments were held by major financial institutions located in the PRC. As of December 31, 2025, the Group has RMB31,014 million in cash and cash equivalents, restricted cash, short-term investments, restricted short-term investments and held-to-maturity debt securities, among which 87%, 8% and 3% is held by financial institutions in the China, United States and Vietnam as of December 31, 2025, respectively.

The Group is also exposed to the credit and financial risks of its suppliers to which the Group made advances. The Group’s financial condition and results of operations may be materially affected if the suppliers fail to meet their obligations of supplying silicon materials according to the contractually agreed schedules.

(b)    Foreign currency risk

The Group has contracts for the sales of products, purchases of materials and equipment which are denominated in foreign currencies, including US Dollars, and Euros. For the year ended December 31, 2025, 65.51% of the Group’s revenues are dominated in foreign currencies, including US Dollars, Euros, Yen, Australian Dollars, Canadian Dollars, South African Rand and Pounds. Renminbi, the functional currency of the Company, is not freely convertible into foreign currencies. The group uses a combination of foreign currency options and foreign currency forwards to hedge its exposure to foreign currency risk.

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

There was no accounts receivable represented by customers with balances over 10% of accounts receivables as of December 31, 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, the Group’s largest customer accounted for 5.1%, 7.7% and 3.0% of the Group’s total revenue, respectively. In 2023, 2024 and 2025, the Group’s five largest customers accounted for 16.8%, 18.6% and 12.5%, respectively, of its total revenue by value.

(d)    Major suppliers

In 2023, 2024 and 2025, the Group’s five largest group suppliers accounted for 83.1%, 81.8% and 85.2%, respectively, of its total silicon purchases by value. In 2023, four of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 30.6% of its total silicon purchases by value. In 2024, four of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 25.4% of its total silicon purchases by value. In 2025, three of its group suppliers individually accounted for more than 10%, and its largest group supplier accounted for 28.8% of its total silicon purchases by value. A “group supplier” refers to an aggregation of the Group’s suppliers that are within the same corporate group.

(e)    Interest rate

The Group’s main interest rate exposure relates to long-term borrowings. Any increase in interest rates would increase the Group’s finance expenses relating to our variable rate indebtedness and increase the costs of issuing new debt or refinancing its existing indebtedness.

30.    COMMITMENTS AND CONTINGENCIES

(a)    Capital commitments

In 2023, 2024 and 2025, the Group entered into various non-cancellable purchase agreements with its suppliers to acquire machineries to be used in the manufacturing of its products. There were no variable components of these capital commitments. The Group’s total fixed and determinable future payments under these purchase agreements amounted to RMB2,966 million as of December 31, 2025.

The payment schedule for the commitments is as follows:

Year ending December 31,	RMB
2026	1,926,883
2027	831,372
2028	207,843
Total	2,966,098

(b)    Contingencies

Patent infringement investigation in the United States

On February 24, 2026, First Solar, Inc. (“First Solar”) requests that the U.S. International Trade Commission (“USITC”) commence an investigation into violations of Section 337 of the Tariff Act of 1930, 19 U.S.C. § 1337 against Jinko and nine other solar manufacturers with respect to certain TOPCon solar products incorporating TOPCon technology, which is alleged owned by First Solar. First Solar seeks a general exclusion order, limited exclusion order, and a cease-and-desist order. The USITC has instituted the case. On March 30, 2026, the USITC published the Notice of Institution on Federal Register (Investigation No. 337-TA-1494). As of December 31, 2025, the Group did not record any liabilities for the case above. Information available prior to issuance of the financial statements did not indicate that it is probable that a liability had been incurred at the date of the financial statements and the Company is also unable to reasonably estimate the range of any liability or possible loss, if any.

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

On August 5, 2024, Jinko IE reached a settlement with the Singapore Customer, agreeing to pay US$31,000,000 in compensation. In according to the Settlement Agreement, management recorded additional liabilities with the amount of US$5,959,144 (equivalents to RMB 42 million) in “General and administrative” in 2024. As of December 31, 2024, all obligations under the Settlement Agreement were completed and the arbitration proceedings were therefore concluded.

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

Fair value change in forward contracts and foreign exchange options

The Company has entered into foreign exchange forward contracts with local banks to reduce the exposure of significant changes in exchange rates between Renminbi and foreign currencies. Authoritative guidance requires companies to recognize all of the derivative financial instruments as either assets or liabilities at fair value in the consolidated balance sheets based upon quoted market prices for comparable instruments. The Company’s forward contracts have not met the criteria for hedge accounting within authoritative guidance. Therefore, the foreign exchange forward contracts have been recorded at fair value, with the gain or loss on these transactions recorded in the consolidated statements of operations within “Change in fair value of foreign exchange forward contracts” in the period in which they occur. The Company does not use derivative financial instruments for trading or speculative purposes. The Company held foreign exchange forward contracts with a total notional value of USD940 million and USD605 million, EUR330 million and EUR215 million as of December 31, 2024 and 2025, respectively. These foreign exchange forward contracts mature within 12 months. The Company used a discounted cash-flow methodology to measure fair value, which requires inputs such as interest yield curves and foreign exchange rates. The significant inputs used in the aforementioned model can be corroborated with market observable data and therefore the fair value measurements are classified as level 2. Typically, any losses or gains on the forward exchange contracts are offset by re-measurement losses or gains on the underlying balances denominated in non-functional currencies. The Company’s foreign currency exchange contract is an over-the-counter instrument. The Company recorded a loss of RMB389 million, a gain of RMB115 million and a loss of RMB134 million from change in fair value of foreign exchange forward contracts during the years of 2023, 2024 and 2025, respectively. The change was primarily due to the fluctuations in exchange rate of the U.S. dollars against the RMB during the year of 2023, 2024 and 2025.

The Company also entered to into commodity forward contract to reduce exposure of significant changes in raw material prices. The Company’s forward contracts have not met the criteria for hedge accounting within authoritative guidance. These contracts are measured at fair value using a market approach based on quoted prices from the commodity exchange and are categorized in Level 1 of the fair value hierarchy. The Company recorded a loss of RMB35million, a loss of RMB26 million and a gain of RMB64 million in other income/ (loss) during the years of 2023, 2024 and 2025.

The Group classified the cash flows related to realized gain or loss on settlement of forward contracts as operating activities, which are based on the nature of the cash flows the derivative is economically hedging.

During the years ended December 31, 2024 and 2025, respectively, the Company entered into USD foreign exchange option contracts with a total notional value of USD180 million and USD600 million, and sold USD foreign exchange option contracts with a total notional value of USD160 million and USD50 million, and entered into EUR foreign exchange option contracts with total notional values of nil and EUR350 million, and sold EUR foreign exchange option contracts with total notional values of nil and EUR120 million. These foreign exchange options mature within 12 months. The Company adopted the Black-Scholes Option Pricing (“B-S”) Model to value the foreign exchange options. The significant inputs used in the aforementioned model are unobservable inputs which there are little or no market data and therefore the fair value measurements are classified as level 3.

The foreign exchange option is asset derivatives which need to be fair valued on day one and marked to market subsequently at each reporting period end. The fair value gain or loss arising from the re-measurement is recognized in the consolidated statements of operations and comprehensive income/ (loss). The fair value change was a gain of RMB74 million, a gain of RMB1 million and a gain of RMB38 million for the year ended December 31, 2023, 2024 and 2025, respectively.

Short term investments

Short term investments represent i) the time deposits at banks with original maturities longer than three months and less than one year and stated at amortized cost, ii) the investments in wealth management products and structured deposits issued by financial institutions, which are valued using directly observable inputs in the market place and are classified as level 2 and iii) the investments in open-ended fund whose underlying assets are all Hong Kong listed companies and are classified as level 1. For the year ended December 31, 2023, 2024 and 2025, gain from change in fair value of short-term investments in open-ended funds, wealth management products and structured deposits amounted to RMB1 million, RMB22 million and RMB3 million, respectively (Note 5).

Equity securities applying fair value option

The fair value of equity securities applying fair value option is measured using Level 3 inputs within the fair value hierarchy. In determining the fair value, the Company adopted comparable company multiple methods under market approach, which allows an entity to solve for its implied aggregate equity value by using the comparable multiples of comparable companies and its LTM revenue as of the valuation date. The Group irrevocably elected fair value option to initially and subsequently measure one of its investments in its entirety at fair value with changes in fair value recognized in earnings, and recorded change in fair value with the gain of RMB50 million, the loss of RMB131 million and the loss of RMB20 million for the years ended December 31, 2023, 2024 and 2025, respectively (Note 14).

Equity securities with readily determinable fair value

Equity securities with readily determinable fair values are measured and recorded at fair value on a recurring basis with changes in fair value, whether realized or unrealized, recorded through the income statement. Equity securities classified within Level 1 are valued using quoted market prices that are currently available.

Available-for-sale securities

The Group’s available-for-sale securities represent the investments in debt securities. In determining the fair value of the debt securities investments in private companies, the Company adopted market approach. For the year ended December 31, 2023, 2024 and 2025, unrealized gain on the available-for-sale securities amounted to RMB19 million, loss amounted to RMB10 million and unrealized gain amounted to RMB39 million which was reported in other comprehensive income/ (loss), respectively.

Convertible Senior Notes

The Company has adopted valuation models to assess the fair value for the Notes. Management is responsible for determining these fair values and assessing a number of factors. The Notes is valued using the Binominal Tree option pricing model. The valuation involves complex and subjective judgments as well as the Company’s best estimates on the valuation date. Inputs related to the Binomial models for convertible debt fair value are: spot price, conversion price, expected dividend yield, expected share volatility, risk free interest rate, and yield-to-maturity, of which spot price and expected share volatility are most significant to valuation determination of convertible debt. The Company recorded loss from change in fair value of convertible senior notes of RMB31 million, gain from change in fair value of convertible senior notes of RMB323 million and nil during the year of 2023, 2024 and 2025, respectively.

Financial liabilities measured at fair value

As disclosed in Note 24, in 2023, the Group established Trusts with a group of financial institutions for the issuance of Jiangxi Jinko’s convertible notes held by JinkoSolar Investment. As of December 31, 2024 and 2025, the financial institutions have accumulatively subscribed trust units with a total consideration of RMB2,706 million and RMB 64 million which was recorded as financial liabilities at fair value with changes in fair value recognized in earnings, respectively. The Company recorded nil, gain from change in fair value of financial liabilities of RMB35 million and loss from change in fair value of financial liabilities of RMB145 million during the years of 2023, 2024 and 2025, respectively (Note 5).

In addition, as disclosed in Note 2(b), in 2023, the Group established and consolidated limited partnerships as the general partner for investments in private companies in solar industry. Investments made by external limited partners were recorded as financial liabilities at fair value with changes in fair value recognized in earnings. For the year ended December 31, 2023, 2024 and 2025, nil, nil and RMB10 million loss was reported in “other income/(loss), net”, respectively(Note 5).

As of December 31, 2024 and 2025, information about the hierarchy of the fair value measurements for the Company’s assets and liabilities that are measured at fair value on a recurring basis subsequent to their initial recognition is as follows (RMB in thousands, except for inputs):

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2024	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments - open-ended funds, wealth management products and structured deposits	520,376	—	520,376	—
Forward contracts receivable - Foreign exchange	115,220	—	115,220	—
Equity securities applying fair value option	97,372	—	—	97,372
Available-for-sale securities – non current	150,922	—	—	150,922
Equity securities with readily determinable fair value	542,024	542,024	—	—

Liabilities:
Foreign exchange forward contracts- payable	15,765	—	15,765	—
Foreign exchange options	5,024	—	—	5,024
Financial liabilities measured at fair value(current and non-current portion)	3,194,444	—	—	3,194,444

	Fair Value Measurements at Reporting Date Using
		Quote prices in
	Balance as of	active market	Significant other	Significant
	December 31,	for identical	observable	unobservable
Description	2025	assets (Level 1)	inputs (Level 2)	inputs (Level 3)
Assets:
Short-term investments – open-ended funds, wealth management products and structured deposits	1,495,445	91,570	1,403,875	—
Forward contracts receivable - Foreign exchange	34,467	—	34,466	—
Forward contracts receivable - Commodity	24,456	24,456	—	—
Equity securities applying fair value option	62,000	—	—	62,000
Available-for-sale securities	238,464	—	—	238,464
Equity securities with readily determinable fair value	347,169	347,169	—	—

Liabilities:
Foreign exchange forward contracts- payable	28,565	—	28,565	—
Foreign exchange options	27,564	—	—	27,564
Financial liabilities measured at fair value(current and non-current portion)	562,062	—	—	562,062

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

A summary of changes in Level 3 fair value of convertible senior notes for the year ended December 31, 2023, 2024 and 2025 were as follows (RMB in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance on January 1,	1,070,699	782,969	—
Foreign exchange loss/(gain)	(54,377)	6,093	—
Change in fair value of convertible senior notes	84,669	(323,474)	—
Change in the instrument-specific credit risk	(70,732)	(421)	—
Conversion of convertible senior notes	(247,290)	(465,167)	—
Balance on December 31,	782,969	—	—

A summary of changes in Level 3 fair value of available-for-sale securities for the year ended December 31, 2023, 2024 and 2025 were as follows (RMB in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance on January 1,	—	104,134	150,922
Addition	85,000	57,000	48,659
Change in fair value	19,134	(10,212)	38,883
Balance on December 31,	104,134	150,922	238,464

A summary of changes in Level 3 fair value of equity securities applying fair value option for the year ended December 31, 2023, 2024 and 2025 were as follows (RMB in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance on January 1,	178,871	228,706	97,372
Addition	—	—	—
Disposal (Note 14)	—	—	(15,000)
Change in fair value	49,835	(131,334)	(20,372)
Balance on December 31,	228,706	97,372	62,000

A summary of changes in Level 3 fair value of foreign exchange options for the year ended December 31, 2023, 2024 and 2025 were as follows (RMB in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance on January 1,	(3,226)	(1,159)	(5,024)
Addition of foreign exchange options	(72,240)	(5,207)	(60,126)
Change in fair value of foreign exchange options gain	74,307	1,342	37,586
Balance on December 31,	(1,159)	(5,024)	(27,564)

A summary of changes in Level 3 fair value of financial liabilities measured at fair value for the year ended December 31, 2023, 2024 and 2025 were as follows (RMB in thousands):

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB
Balance on January 1,	—	831,333	3,194,444
Additions	830,540	2,398,089	—
Change in fair value of financial liabilities	—	(34,978)	155,007
Settlement of financial liabilities	—	—	(2,787,389)
Profit distribution	793	—	—
Balance on December 31,	831,333	3,194,444	562,062

Change in fair value of derivatives

The Change in fair value of derivatives recognized in earnings was as follows (RMB in thousands):

			Type of derivatives
	Foreign	Foreign								Equity
	exchanges	exchange		Commodity	Commodity			Available-	Available-	securities
For the year	forward	forward		forward	forward	Foreign		for-sale	for-sale	applying
ended	contracts -	contracts -	Convertible	contracts -	contracts -	exchange	Financial	securities	securities	fair value
December 31	realized	unrealized	senior notes	realized	unrealized	Options	liabilities	-current	non-current	option	Total
2023	(407,245)	18,079	(31,188)	(38,809)	3,583	74,307	—	(973)	19,134	49,835	(313,277)
2024	86,242	29,070	323,474	(19,074)	(7,409)	1,342	34,978	—	(10,212)	(131,334)	307,077
2025	(187,263)	53,054	—	35,723	28,282	37,586	(155,007)	—	38,883	(20,372)	(169,114)

Significant unobservable inputs

The significant unobservable inputs adopted in the valuation of Level 3 instruments as of December 31, 2025 are as follows:

Unobservable inputs of available-for-sale securities
Expected volatility	34.79%-52.00%
Risk free interest rate	1.29%-1.50%

Unobservable inputs of equity securities applying fair value option
Expected volatility	55.32%
Risk free interest rate	0.95%

Unobservable inputs of foreign exchange option
Expected volatility	3.27%-6.05%
Risk free interest rate	1.20%-1.34%

Unobservable inputs of financial liabilities
Expected volatility	44.03% - 51.61%
Risk free interest rate	1.29% - 1.36%

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

Restricted net assets were RMB23,158 million representing 89.0% of the Company’s total consolidated net assets as of December 31, 2025.

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

	For the year ended December 31
	2023	2024	2025
	RMB	RMB	RMB	USD
				(note 2 (ak))
	(RMB in thousands)
Net revenue	—	—	—	—
Cost of revenues	—	—	—	—

Gross profit	—	—	—	—

Total operating expenses	(590,323)	(324,964)	(203,692)	(29,128)

Loss from operations	(590,323)	(324,964)	(203,692)	(29,128)

Share of income from subsidiaries and affiliates	4,055,054	93,252	(4,165,946)	(595,723)

Interest expenses	(19,962)	(25,511)	(5,041)	(721)
Interest income	23,376	15,203	4,886	699
Exchange gain/(loss)	10,831	(26,914)	(6,007)	(859)
Change in fair value of convertible senior notes	(31,188)	323,474	—	—
Income before income taxes	3,447,788	54,540	(4,375,800)	(625,732)
Income tax expenses	(345)	—	(134)	(19)
Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	3,447,443	54,540	(4,375,934)	(625,751)

Condensed balance sheets:

	December 31, 2024	December 31, 2025
	RMB	RMB	USD
			(note 2 (ak))
	(RMB in thousands)
ASSETS
Current assets:
Cash and cash equivalent	124,313	96,771	13,838
Due from subsidiaries	358,722	130,028	18,593
Other current assets	2,049	2,020	289
Total current assets	485,084	228,819	32,720
Investments in subsidiaries	19,608,702	15,625,438	2,234,408
Total assets	20,093,786	15,854,257	2,267,128

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Due to subsidiaries	26,214	26,674	3,814
Short-term borrowings	162,140	—	—
Convertible senior notes	—	—	—
Other current liabilities	6,523	3,065	438
Total current liabilities	194,877	29,739	4,252

Shareholders’ equity:
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 211,083,301 and 209,551,893 shares issued as of December 31, 2024 and December 31, 2025, respectively)	29	29	4
Additional paid-in capital	11,245,665	11,834,567	1,692,321
Accumulated other comprehensive loss	225,141	212,071	30,326
Treasury stock, at cost; 5,574,244 and 122,540 ordinary shares as of December 31, 2024 and December 31, 2025	(216,507)	(3,970)	(568)
Retained earnings	8,644,581	3,781,821	540,793
Total shareholders’ equity	19,898,909	15,824,518	2,262,876

Total liabilities and shareholders’ equity	20,093,786	15,854,257	2,267,128

The current balances of due from subsidiaries represented loans to its subsidiaries which are expected to be collected within twelve months.

Other current liabilities represented accrual for unpaid convertible senior notes interest and professional service fees.

Condensed cash flow:

Condensed statements of cash flows:

	For the year ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
				(note 2 (ak))
	(RMB in thousands)
Cash flows from operating activities:
Net income	3,447,443	54,540	(4,375,934)	(625,751)
Adjustments to reconcile net income to net cash used in operating activities:
Share based compensation charges	582,596	319,452	198,120	28,331
Change in fair value of convertible senior notes	31,188	(323,474)	—	—
Share of income from subsidiaries	(4,055,054)	(93,252)	4,165,946	595,723
Exchange (gain)/loss	(10,831)	26,914	6,007	859
Changes in operating assets and liabilities:
Decrease in due from subsidiaries	(206,412)	—	—	—
Decrease in due from a related party	3,454	—	—	—
(Increase)/decrease in other current assets	34	—	31	5
Increase/(Decrease) in due to subsidiaries	25,829	(412)	—	—
Increase/(decrease) in other current liabilities	(460)	10	(3,462)	(496)
Net cash used in operating activities	(182,213)	(16,222)	(9,292)	(1,329)

Cash flows from investing activities:
Cash collection for loans from subsidiaries	553,984	633,977	370,108	52,925
Cash paid for loans to subsidiaries	—	—	(7,087)	(1,013)
Net cash used in investing activities	553,984	633,977	363,021	51,912

Cash flows from financing activities:
Proceeds from exercise of share options	—	3,691	—	—
Repurchase of shares	(79,282)	(874,964)	(3,970)	(568)
Repayments of borrowing	—	(543,675)	(162,140)	(23,186)
Proceeds from bank borrowings	179,425	526,390	—	—
Dividend distribution	(559,599)	(547,686)	(486,826)	(69,615)
Dividends received from a subsidiary (offset with loans to the subsidiary)	—	550,880	277,000	39,610
Net cash provided by/(used in) financing activities	(459,456)	(885,364)	(375,936)	(53,759)

Effect of foreign exchange rate changes on cash and cash equivalents	9,934	(22,767)	(5,337)	(762)

Net decrease in cash and cash equivalents	(77,751)	(290,376)	(27,542)	(3,938)
Cash and cash equivalents, beginning of year	492,440	414,689	124,313	17,776
Cash and cash equivalents, end of year	414,689	124,313	96,771	13,838

Supplemental disclosure of non-cash investing and financing cash flow information
Conversion of convertible senior notes to ordinary shares	247,290	465,167	—	—
Offset of dividend receivable with loans to a subsidiary	—	610,000	—	—

For the years ended December 31, 2023, no cash dividend was paid to the Company by its consolidated subsidiaries, unconsolidated subsidiaries, nor 50% or less owned persons accounted for by the equity method. For the year ended December 31, 2024, cash dividends of RMB1,161 million were declared and paid to the Company by its consolidated subsidiary, respectively. For the year ended December 31, 2025, cash dividends of RMB360 million were declared to the Company by its consolidated subsidiary, among which, RMB277 million was paid to the Company and the remaining RMB83 million was recorded as receivable due from the subsidiary.

For the year ended December 31, 2023, the board of directors of the Company declared a cash dividend of US$0.375 per ordinary share, or US$1.50 per American Depositary Share (the “ADS”). The total amount of cash to be distributed for the dividend was US$79 million (equivalents to RMB560 million).

For the year ended December 31, 2024, the board of directors of the Company declared a cash dividend of US$0.375 per ordinary share, or US$1.50 per American Depositary Share (the “ADS”). The total amount of cash to be distributed for the dividend was US$77 million (equivalents to RMB548 million).

For the year ended December 31, 2025, the board of directors of the Company declared a cash dividend of US$0.325 per ordinary share, or US$1.30 per American Depositary Share (the “ADS”). The total amount of cash to be distributed for the dividend was US$68.1 million (equivalents to RMB487 million).